Form 20-F
BANCO ITAU HOLDING FINANCEIRA S A
filed 2003-06-30
CIK 1132597

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002 OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number: 1-152276

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(Successor by way of corporate restructuring to Banco Itaú S.A.) (Exact name of Registrant as specified in its charter) ITAÚ BANK FINANCIAL HOLDING S.A. (Translation of Registrant’s name into English)

Federative Republic of Brazil (Jurisdiction of incorporation)

Praca Alfredo Egydio de Souza Aranha, 100 04344-902 São Paulo, SP, Brazil (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each share: Preferred Shares, without par value American Depositary Shares (as evidenced by American Depositary Receipts), each representing 500 shares of Preferred Shares	Name of each exchange on which registered: New York Stock Exchange* New York Stock Exchange

*Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of issued shares of each class of stock of BANCO ITAÚ S.A., as predecessor to
BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2002 was:
61,998,316,748 Common Shares, no par value per share
51,452,831,516 Preferred Shares, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

Please send copies of notices and communications from the Securities and Exchange Commission to:

Andrew B. Janszky, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022

INTRODUCTION

On March 24, 2003, as a result of a corporate restructuring, Banco Itaú S.A., or Banco Itau, shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding. Banco Itaú became a wholly owned subsidiary of Itaú Holding. Accordingly, all references in this annual report (i) to “Banco Itau,” “we,” “us” or “our” prior to March 24, 2003 are references to Banco Itaú S.A. and its consolidated subsidiaries and to “Itau Holding,” “we,” “us” or “our” after March 24, 2003 are references to Banco Itaú Holding Financeira S.A. and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (iii) to “preferred shares” and “common shares” are references to our authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinarias, respectively, each without par value, and (iv) “ADSs” are to our American Depositary Shares, each representing 500 preferred stock. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

At June 25, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8559 to US$1.00.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000.

Brazilian corporate law, Law No. 6,404, dated December 15, 1976, as amended, the “Brazilian corporate law,” prescribes accounting principles to be followed in our financial statements for regulatory and statutory purposes, which we refer to as the “Brazilian corporate law method.” The Brazilian corporate law method includes the accounting principles established by the Conselho Federal de Contabilidade--CFC, the federal accounting council (except for the standards related to the application of price-level accounting as described below), supplemented by the standards issued by the Comissao de Valores Mobiliários-CVM, the Brazilian securities commission, the Instituto dos Auditores Independentes do Brasil-IBRACON, the Brazilian professional body of independent accountants, the Brazilian Central Bank, or Central Bank, and Superintendencia de Seguros Privados-SUSEP, the insurance sector regulator. For periods before June 30, 2002, the accounting criteria established by the Central Bank were in all relevant matters consistent with those accounting principles determined under the Brazilian corporate law method. Effective June 30, 2002, the Central Bank has requested banks subject to its regulation, including us, to adopt accounting practices to value securities and derivative financial instruments which are different from those practices under the Brazilian corporate law method and based on internationally recognized accounting principles. In order to reflect the fact that regulatory bodies in Brazil have been issuing accounting guidelines which are not necessarily encompassed by the Brazilian corporate law method in December 2002 IBRACON issued a communication by which it determined that the term used by independent accountants on its audit reports to refer to the accounting criteria used in the preparation of financial statements should be “accounting practices adopted in Brazil”. References to accounting practices adopted in Brazil in this annual report encompasses also the Brazilian corporate law method for periods prior to June 2002.

We use accounting practices adopted in Brazil for reports to Brazilian shareholders, filings with the Comissão de Valores Mobiliários-CVM, determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP and how those differences might affect your analysis of our financial position and results of operations.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Certain industry data presented herein have been derived from the following sources: Sistema do Banco Central-SISBACEN, a database of information provided by financial institutions to the Central Bank; Associação Brasileira de Empresas de Leasing-ABEL, the Brazilian association of leasing companies; Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank; Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks; and Superintendencia de Seguros Privados-SUSEP, the insurance sector regulator.

You should assume that the information appearing in this annual report is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D — Key Information — Risk Factors,” “Item 4B — Information on the Company — Business Overview,” and “Item 5 — Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:
•	increases in defaults by borrowers and other loan delinquencies,
•	increases in the provision for loan losses,
•	deposit attrition, customer loss or revenue loss,
•	our ability to sustain or improve our performance,
•	changes in interest rates which may, among other things, adversely affect margins,
•	competition in the banking, financial services, credit card services, insurance, asset management and related industries,
•	government regulation and tax matters,
•	adverse legal or regulatory disputes or proceedings,
•	credit, market and other risks of lending and investment activities,
•	changes in regional, national and international business and economic conditions and inflation, and
•	other risk factors as set forth under “Item 3D — Key Information — Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

3A. Selected Financial Data

You should read the following selected financial data in conjunction with “Introduction” and “Item 5 - Operating and Financial Review and Prospects” included in this annual report.

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by the Conselho Federal de Contabilidade—CFC, the federal accounting council, and interpretation statements issued by the Instituto dos Auditores Independentes do Brasil-IBRACON, the Brazilian professional body of independent accountants. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, are complemented by certain additional instructions issued periodically by the Comissão de Valores Mobiliários-CVM. In addition, the Comissão de Valores Mobiliários-CVM and other regulatory entities, such as the Superintendência de Seguros Privados-SUSEP, the insurance sector regulator, and the Central Bank, the banking regulator, provide additional industry specific guidelines.

We have prepared consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2002, 2001 and 2000, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 included in this document have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent accountants, as stated in their report appearing herein. Our U.S. GAAP financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 appear elsewhere in this annual report, together with the report of our independent accounts.

We have prepared audited financial statements under U.S. GAAP as at and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 for the purposes of presenting the information required to be included under Item 3A and Item 18 of this annual report.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(in millions of R$)
Net interest income	R$7,641	R$6,280	R$4,584	R$5,547	R$3,871
Provision for loan and lease losses	(2,124)	(1,077)	(406)	(447)	(454)

Net interest income after provision for loans and lease losses	5,517	5,203	4,178	5,100	3,417
Fee and commission income	3,675	3,190	2,673	2,506	1,723
Equity in earnings (losses) of unconsolidated companies, net	284	216	199	183	12
Insurance premiums, income on private retirement plans and on capitalization plans	1,793	1,476	1,332	1,302	1,579
Other non-interest income (1)	2,597	1,136	933	894	819
Operating expenses (2)	(5,387)	(5,260)	(4,141)	(3,619)	(3,099)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(1,513)	(1,129)	(953)	(1,015)	(1,396)
Other non-interest expense (3)	(4,190)	(2,808)	(2,322)	(2,585)	(1,586)

Income before taxes on income and minority interest	2,776	2,024	1,899	2,766	1,469
Taxes on income	61	(173)	(207)	(365)	(393)
Minority interest	(18)	(7)	(46)	(27)	(21)

Cumulative effect of a change in an accounting principle (less applicable taxes)	9	—	—	—	—

Net income	R$2,828	R$1,844	R$1,646	R$2,374	R$1,055

(1)	Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain on translation of foreign subsidiaries and other non-interest income.
(2)	Operating expenses consist of salaries and employee benefits and administrative expenses.
(3)	Other non-interest expenses consist of depreciation of premises and equipment, amortization of goodwill and other intangibles, and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(in R$, except number of shares)
Basic earning per share (5)(6):
Common	R$0.0254	R$0.0163	R$0.0140	R$0.0202	R$0.0089
Preferred	0.0254	0.0163	0.0140	0.0202	0.0089
Diluted earning per share (5)(6):
Common	0.0253	0.0162	0.0140	0.0201	0.0088
Preferred	0.0253	0.0162	0.0140	0.0201	0.0088
Dividends and interest on stockholders’ equity per share (5)(7):
Common	0.0074	0.0072	0.0054	0.0051	0.0029
Preferred	0.0074	0.0072	0.0054	0.0051	0.0029
Dividends and interest on stockholders’ equity per share in US$ (7)(8):
Common	0.0021	0.0031	0.0028	0.0028	0.0025
Preferred	0.0021	0.0031	0.0028	0.0028	0.0025
Weighted average number of shares outstanding (in millions of shares) (5):
Common	62,093	63,755	67,756	68,098	68,293
Preferred	49,290	49,207	49,740	49,736	50,604

(4)	Share and per share data for all periods presented reflects a ten-for-one stock split approved at a stockholders’ meeting held on August 20, 1999.
(5)	Preferred shares are common stock equivalents for the purpose of calculating earnings per share in accordance with U.S. GAAP. See “Item 10B - Additional Information - Memorandum and Articles of Association” for a description of the two classes of shares.
(6)	See note 20 to the consolidated financial statements for a detailed computation of earnings per share.
(7)	Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. See “Item 10E - Additional Information - Taxation - Interest Attributed to Shareholders’ Equity” for a description of interest on stockholders’ equity.
(8)	Translated into US$ from reais at the commercial exchange rate established by the Central Bank on the day on which dividends or interest on stockholders’ equity were paid or declared, as appropriate. See “Item 8A - Financial Information - Consolidated Financial Statements and Other Financial Information - Dividend Policy and History of Dividend Payments” for details on dividends per thousand shares paid and their respective payment date.

Balance Sheet Data

Assets	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
	(in millions of R$)
Cash and due from banks	R$1,327	R$ 1,069	R$ 796	R$ 869	R$ 717
Interest-bearing deposits in other banks	10,860	8,265	4,508	4,482	4,454
Securities purchased under resale agreements and federal funds sold	2,141	7,849	10,938	5,063	1,638
Brazilian Central Bank compulsory deposits	11,179	5,252	4,190	4,434	3,440
Trading assets	5,783	5,370	10,261	8,693	11,358
Available-for-sale securities	9,430	6,600	2,443	2,434	1,986
Held to maturity securities	140	102	97	404	51
Loans and leases	27,853	25,930	20,495	15,368	13,003
Allowance for loans and lease losses	(2,748)	(2,250)	(1,642)	(1,261)	(1,212)
Investment in unconsolidated companies	3,536	695	632	558	378
Premises and equipment, net	2,781	2,786	2,689	2,498	2,501
Goodwill and other intangibles, net	1,299	1,303	614	409	334
Other assets	10,581	9,266	8,730	4,464	4,425

Total assets	84,162	72,237	64,751	48,415	43,073

Average interest earning assets (9)	58,272	49,541	38,400	36,597	33,013
Average non-interest earning assets (9)	23,987	22,510	13,053	12,267	11,333
Average total assets (9)	R$82,259	R$72,051	R$51,453	R$48,864	R$44,346

Liabilities	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
	(in millions of R$)
Non-interest bearing deposits	R$9,361	R$ 6,810	R$ 6,296	R$ 4,456	R$ 3,353
Interest-bearing deposits	21,144	19,154	19,478	17,009	17,704
Securities sold under repurchase agreements and federal funds purchased	3,381	8,397	11,030	4,990	1,555
Short-term borrowings	9,357	7,815	2,801	2,640	2,237
Long-term debt	12,194	8,041	6,145	4,849	6,142
Insurance claims reserve, reserve for private retirement plans and reserve for capitalization plans	4,406	3,223	2,757	2,260	1,961
Other liabilities	12,891	10,023	8,060	4,955	5,070

Total liabilities	72,734	63,463	56,567	41,159	38,022
Minority interest in consolidated subsidiaries	376	416	363	131	128
Stockholders’ equity:
Common shares (10)	2,467	2,146	1,837	1,573	1,287
Preferred shares (11)	2,048	1,759	1,417	1,182	967
Total capital stock	4,515	3,905	3,254	2,755	2,254
Other stockholders’ equity (12)	6,537	4,453	4,567	4,370	2,669

Total stockholders’ equity	11,052	8,358	7,821	7,125	4,923

Total liabilities and stockholders’ equity	84,162	72,237	64,751	48,415	43,073

Average interest-bearing liabilities (9)	43,955	41,655	29,401	29,384	27,755
Average non-interest bearing liabilities (9)	28,518	21,917	14,332	13,327	11,848
Total average stockholders’ equity (9)	9,786	8,479	7,720	6,153	4,743
Total average liabilities and stockholders’ equity (9)	82,259	72,051	51,453	48,864	44,346

(9)	See “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2002, 2001 and 2000.
(10)	Common shares issued, no par value: 61,998,316,748 at December 31, 2002; 62,655,011,144 at December 31, 2001; 66,590,741,034 at December 31, 2000; 68,375,704,930 at December 31, 1999 and 68,375,704,930 at December 31, 1998. As of December 31, 2002, 2001, 2000, 1999 and 1998, we held 34,951,110, 53,454,470, 1,114,342,903, 349,071,353 and 166,118,950, respectively, of those shares in treasury. 100,000,000,000 shares authorized at December 31, 2002, 2001, 2000, 1999 and 1998.
(11)	Preferred shares issued, no par value: 51,452,831,516 at December 31, 2002; 51,359,516,776 at December 31, 2001 and 51,359,421,670 at December 31, 2000, 1999 and 1998. As of December 31, 2002, 2001, 2000, 1999 and 1998, we held 2,169,159,816, 2,341,636,941 1,715,967,970, 1,476,486,801 and 1,661,074,180, respectively, of those shares in treasury. 100,000,000,000 shares authorized at December 31, 2001, 2000, 1999 and 1998.
(12)	Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income and unappropriated retained earnings (accumulated losses).

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
Profitability and Performance	2002	2001	2000	1999	1998
Net interest margin (13)	13.1	12.7	11.9	15.2	11.7
Return on average assets (14)	3.4	2.6	3.2	4.8	2.4
Return on average equity (15)	28.9	21.7	21.3	38.6	22.2
Efficiency ratio (16)	54.5	59.7	63.7	51.7	59.4

Liquidity
Loans as a percentage of total deposits (17)	91.3	99.9	79.5	71.6	61.7

Capital
Total equity as a percentage of total assets (18)	13.1	11.6	12.1	14.7	11.4
Total capital to risk-weighted assets (19)	19.1	19.5	15.7	21.0	21.3

(13)	Net interest income divided by average interest-earning assets. See “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2002, 2001 and 2000.
(14)	Net income divided by average total assets. See “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2002, 2001 and 2000.
(15)	Net income divided by average stockholder’s equity. See “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2002, 2001 and 2000.
(16)	Salaries and employee benefits plus administrative expenses as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and capitalization plans, and other non-interest income less insurance claims, changes in reserves for insurance operations and for private retirement plans, acquisition costs, and other non-interest expense.
(17)	Loans and leases as of year-end divided by total deposits as of year-end.
(18)	As of year-end.
(19)	Solvency ratio as defined by Central Bank regulatory criteria, measured on a partial consolidation basis (financial institutions only). See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision” for a description of the regulatory policies regarding the solvency ratio and note 30 to our consolidated financial statements. Our solvency ratio as of December 31, 2002 and 2001 on a full consolidation basis, another methodology required by the Central Bank, as from July 2000, to measure the ratio, was 18.4% and 16.9%, respectively.

Exchange Rates

There are two principal foreign exchange markets in Brazil:
•	the commercial rate exchange market or commercial market, and
•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. As of June 25, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8559 to US$1.00. See “Item 5A - Operating and Financial Review and Prospects - Operating Results - Overview - Brazilian Economic Environment.”

The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

Year	Exchange Rate of Brazilian Currency per US$1.00
	Low	High	Average (1)	Year-End
1998	1.1164	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8400	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333

Source: Central Bank
(l)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High
December 2002	3.4278	3.7980
January 2003	3.2758	3.6623
February 2003	3.4930	3.6580
March 2003	3.3531	3.5637
April 2003	2.8898	3.3359
May 2003	2.8653	3.0277

Source: Central Bank

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this document. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the ADSs could decline.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors including:
•	currency fluctuations;
•	inflation;
•	price instability;
•	interest rates;
•	tax policy; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

At the end of 2002, Brazil elected a new president from the Workers Party, Luís Inácio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. However, after taking office in January 2003, the new government adopted conservative macroeconomic policies which resulted in a positive reaction from the market and decreased in the country’s risk level in a very short period of time. It is still premature to evaluate the government policies and the consequent reaction from the capital markets and investors. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 223.1% devaluation against the U.S. dollar. Even though Brazil has adopted a floating exchange rate market since 1999, the situation in Argentina has negatively effected investors’ perceptions towards Brazilian securities.

The political crisis in Venezuela may also influence investors’ perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital, when and if there is a need. Accordingly, adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in both demand for, and the market price for the preferred shares and ADSs.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currency has historically experienced frequent devaluations. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. The good receptivity to the new economic team and the priority given by the government in implementing social security and tax reforms caused an appreciation of 18.2% of the real between the end of December 2002 and April 2003. However, there is no guarantee that this trend will continue. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “Item 3.A - Selected Financial Data - Exchange Rates” for more information on exchange rates.

In addition, some of our assets and liabilities are denominated in foreign currencies, especially in U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies. See “Item 5A - Operating and Financial Review and Prospects - Operating Results - Overview - Certain Effects of the Real Devaluation and Interest Rates on Our Net Interest Income” for a discussion of the effects of the real devaluation on our operations.

Risks Relating to Us and to the Brazilian Banking Industry

Our business is highly dependent on the prevailing regulatory environment.

We are subject to extensive and continuous regulatory review, principally by the Central Bank. Regulations govern all facets of the operations of Brazilian banks. As a result of frequent changes in these regulations, our historical results of operations are not necessarily indicative of future results. The Brazilian government has from time to time introduced and could introduce measures, including credit and other restrictions, to reduce domestic demand in order to reduce the Brazilian trade deficit, to combat inflation or for other purposes. Any of these measures could have a material adverse effect on us. See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision” for a discussion of the regulations to which we are subject and proposed regulations which could apply to us.

Our controlling shareholder has a great deal of influence over our business.

Itaúsa, our principal shareholder, currently owns directly and indirectly 85.9% of our common voting shares and 45.6% of our total capital. See “Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders.” As a result of its share ownership, Itaúsa has the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

Risks Relating to the Preferred Shares and the ADSs

The Preferred Shares and ADSs generally do not have voting rights.

In accordance with Brazilian corporate law and our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10.B - Memorandum and Articles of Association.”

You might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10 - Additional Information - Memorandum and Articles of Association - Preemptive Rights on Increase in Preferred Share Capital.”

Restrictions on the movement of capital out of Brazil imposed by the Brazilian government may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the depositary for the ADSs will hold the reais it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts.

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you risk losing the ability to remit foreign currency abroad.

The Brazilian custodian for the preferred shares must register with the Central Bank to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own electronic registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10D - Additional Information - Exchange Controls” for more information on the registration process.

ITEM 4 INFORMATION ON THE COMPANY

4A. History and Development of the Company

The Company

On March 24, 2003, as the result of a major corporate restructuring, all of our shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding, a financial holding company under our controlling shareholder that holds all of the subsidiaries and the various segments of financial businesses that we used to hold. We became a wholly owned subsidiary of Itaú Holding. See “- Recent Developments.”

We were incorporated in Brazil in 1973 as Banco Itaú S.A. Our principal executive offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil (telephone: 55-11-5019-1549). Our agent for service in the United States is the General Manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

We trace our origins to 1944, when we were founded in São Paulo by the members of the Egydio de Souza Aranha family. We experienced rapid growth through a series of mergers and acquisitions, as a result of which we developed into a national retail and wholesale bank. In addition, our asset base increased by several times and we became one of the largest private-sector banks in Brazil, according to the 2002 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. Itaúsa-Investimentos Itaú S.A., a holding company also created by the Egydio de Souza Aranha family is our current controlling shareholder.

Over the past ten years, we acquired several financial institutions, including: Banco Francês Brasileiro (BFB) in 1995, Banco Banerj S.A. from the state government of Rio de Janeiro in 1997 at a public auction for R$311 million, Banco Bemge from the state government of Minas Gerais in 1998 at a public auction for R$583 million, Banco del Buen Ayre in Argentina in 1998 for R$254 million (in 1999 merged with Banco Itaú Argentina to form Banco Itaú Buen Ayre), Banco Banestado from the state government of Paraná in 2000 at a public auction for R$1.6 billion and BEG from the state government of Goiás in 2001 at a public auction for R$665 million. We also made several smaller acquisitions and investments in other financial institutions throughout the years in order to pursue our growth strategy.

Recent Developments

Corporate Restructuring

Incorporation of Banco Itaú Holding Financeira S.A.

In order to more clearly delineate our various business segments, we decided to change our corporate structure. The corporate restructuring involved the creation of Itaú Holding to be a direct subsidiary of Itaúsa. Then, as the result of the share exchange described below, Itaú Holding became the direct owner of all outstanding shares of Banco Itaú. The corporate restructuring was approved at a general shareholders’ meeting on November 21, 2002 and by the Central Bank on February 27, 2003.

On March 24, 2003, Banco Itaú shares were exchanged for shares of Itaú Holding. The share exchange did not require the vote of preferred shareholders and occurred on a one for one basis for both preferred and common shares of Banco Itaú. Thus, the capitalization of Itaú Holding remained identical to the capitalization of Banco Itaú.

The corporate restructuring did not result in any change in shareholders’ rights, as the terms of the shares, the rights under the corporate bylaws, and the dividend policies of Itaú Holding were identical to the ones previously in effect for Banco Itaú.

The board of directors, board committees and fiscal council of Itaú Holding are comprised of the same members as those sitting on Banco Itaú. The board of executive officers of Itaú Holding includes eight members, all of whom already sit on Banco Itaú’s board of executive officers.

Itaú Holding shares now trade on the same markets and under the same ticker symbols and are components of the same listing and index segments as the shares of Banco Itaú did prior to the corporate restructuring.

Association with Banco BBA-Creditanstalt S.A.

In November 2002, we entered into share sale and purchase agreements through which we established an association with BBA Creditanstalt group. The BBA Creditanstalt group operates in the wholesale banking business offering fund management, brokerage and investment banking products and services to its private and corporate customers.

Through Itaú Bank Limited, our wholly-owned subsidiary, we entered into a share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesekkschaft (the “Hypo Share Agreement”) and we directly entered into another share sale and purchase agreement with two individuals (the “Officers Share Agreement”). Simultaneously, we entered into a third purchase agreement to acquire the minority interest in Fináustria Participações Ltda, a holding company for a retail financing business in which the BBA Creditanstalt group holds the majority interest.

Through the share sale and purchase agreements, we acquired an interest in the operations of the BBA Creditanstalt group both in Brazil and overseas. The operations of the BBA Creditanstalt group in Brazil were acquired through the purchase of 50% of the voting shares and 100% of non-voting shares (representing 83.33% of total shares) of BBA Participações S.A. which in turn owns 51% of the voting shares (representing 25.50% of total shares) of Banco BBA Creditanstalt S.A. (“BBA”) and subsidiaries. In addition we acquired 49% of voting shares and 100% of non-voting shares (representing 74.50% of total shares) of BBA. Therefore as the result of the association we own directly and indirectly 95.75% of total shares of BBA and its subsidiaries.

The operations of the BBA Creditanstalt group outside Brazil, which are primarily related to the service of Brazilian customers, were acquired through the purchase of 95.75% of the only class of quotas of Akbar Marketing e Serviços Lda. (“Akbar”), a Portuguese company which acts as a holding for the companies through which the BBA Creditanstalt group conducts business outside Brazil.

All the remaining shares of BBA Participações S.A. and all the remaining quotas of Akbar will continue to be held by the individual selling shareholders and a group of senior officers (referred to as “the shareholder officers”) of the former BBA Creditanstalt group (“Itaú BBA”). We entered into shareholders agreements with the shareholders officers that describe the voting rights held by each party, the governance structure, the selection of directors and officers and certain operational decisions.

The purchase price was comprised of cash, mandatorily redeemable non-voting preferred shares of Itaú Bank Limited, subordinated debt of Banco Itaú S.A. and 3,444,956,000 preferred shares of Banco Itaú S.A.

The following table summarizes the estimated fair values of the assets and liabilities acquired including the estimated fair value of intangible assets:

(in millions of R$)
Marketable securities	3,060
Loans, at fair value	6,072
Other assets acquired	9,564
Intangible assets acquired	768
Total assets acquired	19,464
Liabilities assumed	16,789
Net assets acquired	2,675

After the approval of the association, certain steps were taken in order to create a new financial institution named Banco Itaú BBA S.A., or Itaú BBA. Itaú BBA combined BBA’s specialization in the large wholesale customer segment offering fund management, brokerage and finance products with Banco Itaú’s solid capital base and skills in providing services and financial operations to corporate clients.

The assets and liabilities related to corporate and investment banking operations that were previously held by Banco Itaú are gradually being transferred to Itaú BBA in order to enhance competition in the segment. BBA’s fund and portfolio management and private bank activities were merged with the respective segments of Banco Itaú in order to increase Banco Itaú’s leadership in these areas.

The management and control of Fináustria Companhia de Crédito, Financiamento e Investimento, a subsidiary of Finaustria Participações Ltda., together with its large consumer credit portfolio, has been transferred in 2003 to Banco Itaú in order to increase Banco Itaú’s market share in the automobile financing market.

Itaú BBA enjoys operating autonomy with management representatives from both Banco Itaú and BBA.

Financial Information of Itaú Consolidated under Accounting Practices Adopted in Brazil

The table below presents capsule consolidated information for the balance sheet of Itaú as of December 31, 2002, which includes Itaú BBA.

As of December 31, 2002
(in millions of R$)
Cash and cash equivalents	1,894
Short-term interbank deposits	16,972
Securities	23,413
Securities purchased under resale agreements and federal funds sold	1,775
Interbank and interbranch accounts	10,260
Loans and leases, net of allowance for loans and lease losses	31,352
Premises and equipment	2,240
Investments	953
Deferred charges	276
Other assets	22,006

Total assets	111,141

Deposits	38,997
Securities sold under resale agreements and federal funds purchased	11,876
Funds from acceptances and issuance of securities	4,555
Borrowings	14,569
Technical provisions for insurance, pension plans and capitalization operations	4,403
Subordinated debt	5,707
Other liabilities	20,959
Total liabilities	101,066
Minority interests	1,039
Stockholders’ equity	9,036

Total liabilities and stockholders’ equity	111,141

Strategic Alliance with Fiat Automóveis S.A.

In order to finalize our strategic alliance with Fiat Automóveis S.A or Fiat, on March 26, 2003, we acquired for R$897.0 million, including an excess over book value of R$462.0 million (1.06 times shareholders’ equity), 100% less a golden share of Banco Fiat S.A.’s, or Banco Fiat, total capital from Fiat Auto S.p.A. and Fiat. As part of strategic alliance, Banco Fiat will enjoy, for a ten-year period, exclusive rights with respect to certain sales of Fiat automobiles in the Brazilian market.

Certain Developments

Investment in America Online Latin America, Inc.

In June 2000, we entered into a ten-year strategic interactive services and marketing agreement, or SMA, with America Online Latin America, Inc., or AOL Latin America, a provider of interactive services in Latin America, and its subsidiary AOL Brasil Ltda., or AOL Brazil. Under the SMA, Itaú and AOL Latin America agreed to create a co-branded, customized version of AOL Latin America’s America Online Brazil service to provide limited online financial services to our customers. As part of the SMA, we received 31,700,000 shares of class A common stock of AOL Latin America in exchange for our commitments during a five-year period to obtain a specific number of customers of the Itaú-AOL Latin America co-branded Internet access services provided by AOL Latin America in Brazil and/or a specific level of revenue from such customers as a percentage of the total revenue of AOL Latin America in Brazil for Internet access services. We must make cash payments to AOL Latin America for each target we fail to meet. The maximum amount of cash payments we could have been required to pay under the SMA was US$164.8 million. In December 2002, we entered into a Memorandum of Understanding, or MOU, which modified certain provisions of the SMA. Under the MOU, customer targets under the original agreement were eliminated and our marketing commitments were restructured. In addition, under the MOU, the maximum amount that we would be required to pay for failure to meet the revenue targets and failure to implement or restructure marketing commitments was reduced to approximately US$60 million.

La Caixa Transaction

In August 2000, Itaúsa entered into an oral cooperation understanding with Caixa Holding S.A., a subsidiary of Caja de Ahorros y Pensiones de Barcelona, or la Caixa, to enable us to increase our banking relationships with Spanish clients and explore new business opportunities. We believe that Itaúsa’s entering into the cooperation agreement and the shareholders’ agreement with Caixa Holding S.A. has resulted in a significant improvement of our strategic position in Europe, particularly due to the increase in new business opportunities for us.

Telefónica Transaction

As part of a cost reduction effort and in order to improve the quality of our services, in June 2001, we entered into a telecommunications joint venture agreement with Telefónica Data Corp S.A. of

Spain and Telefónica Data Brasil Holding S.A. of Brazil, both wholly-owned subsidiaries of Telefónica S.A. of Spain, or Telefónica. We agreed to the transfer of our telecommunications network to Telefónica, including the transfer of our telecommunications assets, equipment and qualified personnel. The transfer was intended to enhance and optimize all of our communications services by having Telefónica controlling the telecommunications network and guaranteeing us access to the latest telecommunications technology.

Capital Expenditures and Divestitures

For the years ended December 31, 2002, 2001 and 2000, our principal capital expenditures and divestitures were related to the acquisition of certain financial institutions including:
•	the investment in BBA by acquiring 95.75% of BBA’s total capital stock, including its Brazilian and foreign subsidiaries and the minority share interest held by third parties in Fináustria Participações Ltda for R$2.7 billion in December 2002;
•	the acquisition of BEG from the government of the state of Goiás, at a public auction with a winning bid of R$665 million for 84% of its capital stock. We paid R$172 million for the purchase price in cash and the remaining amount was paid with government securities with a face value of R$493 million and a fair value of R$375 million in December 2001; and
•	the acquisition of Banestado from the government of the state of Paraná, at a public auction with a winning bid of R$1,625 million for 88.04% of its capital stock in October 2000.

In addition, we made smaller acquisitions during the 2000-2002 period, including the purchase of Lineinvest in 2000, for which we paid R$9.8 million and the acquisition of the Brazilian asset management and private banking activities of the British bank Lloyds TSB, for which we paid R$165 million in the second half of 2001.

4B. Business Overview

We are the second largest private bank in Brazil based on assets and shareholders’ equity at December 31, 2001, according to the 2002 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical, and the largest private bank in Brazil based on market capitalization at December 31, 2002, according to the São Paulo Stock Exchange – BOVESPA. Our four principal operations categories are banking, credit cards, asset management and insurance, private retirement plans and capitalization plans, a type of savings and annuity plan. See “– Operations – Insurance, Private Retirement and Capitalization Plans – Capitalization Products” for a more detailed discussion. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle market companies and large corporations.

As of December 31, 2002 (except as otherwise indicated), we also had the following positions in the Brazilian financial services sector:
•	third largest insurance company based on written premiums, according to Superintendência de Seguros Privados–SUSEP, the insurance sector regulator,
•	second largest credit card issuer based on billings, according to the 2002 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical, at December 31, 2001,
•	largest private manager of pension fund assets based on assets under management, according to Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks,
•	largest investment fund manager based on assets under management, according to Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks,
•	one of the largest leasing company in terms of present value of lease operations, according to Associação Brasileira de Empresas de Leasing–ABEL, the Brazilian association of leasing companies, and
•	largest provider of securities services to third parties according to Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks.

In addition, the brand name “Itaú” was rated the most valuable brand name in the country by Interbrand 2003, a world leading English consulting company, specializing in the value of business brands worldwide.

Our Ownership Structure

We are part of the Itaúsa group of companies. On March 24, 2003, we became a wholly owned subsidiary of Itaú Holding, a financial holding company controlled by Itaúsa – Investimentos Itaú S.A. Itaúsa controls one of the largest private business groups in Brazil in terms of revenues, according to the 2002 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns indirectly, through Itaú Holding, 85.88% of our common stock. See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.” Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the lumber, ceramic, chemical and electronics industries. The total annual revenues of Itáusa were R$35,836 million in 2002, R$23,414 million in 2001 and R$17,954 million in 2000. Its major companies in terms of revenues are Banco Itaú S.A. and its subsidiaries in the financial area, Duratex S.A. in the wood and ceramics industry, Itautec Philco S.A. in the electronics sector, Elekeiroz S.A. in the chemical sector and Itaúsa Empreendimentos S.A., a small business in the real estate sector. The Egydio de Souza Aranha family beneficially owns 60.0% of the common shares and 15.6% of the preferred shares of Itaúsa. The common and preferred shares of Itaúsa are traded on the Brazilian stock exchange.

Our Competitive Strengths

Our main competitive strengths are our extensive branch network in Brazil’s wealthiest region, our strong attention to market segmentation, our leadership in corporate services and our focus on the financial services industry.

Extensive branch network in key economic areas

Our extensive branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s wealthiest region, which accounted for over 66% of Brazil’s GDP in 2002. At year-end 2002, we had an extensive branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and the State of São Paulo (which collectively account for approximately 88% of our branches). At December 31, 2002, our branch network accounted for 13% of the entire Brazilian branch system, including public-sector banks.

Strong attention to market segmentation

For over a decade, we have put into place throughout our bank a system that requires us to focus on distinct, definable sectors of the markets we serve. We believe this strategy allows us to concentrate on each separate class of customer, which is the key to good service and customer satisfaction. This approach also permits us to develop specific banking products to better meet diverse customer needs. In retail banking, for example, our depositors are classified in three groups (premium, investor and entrepreneur), depending on their income and their usage of banking services, among other factors. We created the Personnalité branch to cater to higher income individual customers who do not have the investable assets required of our private banking clients; we increased the number of Personnalité branches by 37% during 2001and 27% during 2002. Likewise, our corporate customers have been classified as small, medium and large corporate customers. Furthermore, the small business group was separated from our retail operations in recognition of the differences in banking needs and products between small businesses and individual clients. The investment in BBA and the creation of Itaú BBA during 2003 enhanced our presence in the corporate and investment banking segments. All of Banco Itaú’s assets and liabilities relating to corporate and investment banking activities will be gradually transferred to Itaú BBA in order to increase competitiveness in this area. Furthermore, as Itaú BBA enjoys operating autonomy, we were able to implement a strong segmentation of our corporate and investment banking business. Furthermore, the Fináustria acquisition was another important step in our segmentation strategy, as its assets and liabilities consisting of a credit portfolio for loan and leasing operations to individuals strengthened Banco Itaú’s loan and leasing operations. See “– Recent Developments.”

Strong position in corporate services

We believe that our experience, focus and competence give us a strong position in providing businesses with such services as cash management, payroll administration, on-site banking centers (banking units on a company’s premises) and securities custodian services, among others. Not only are these services relatively stable, recurring sources of fee income, they help us to market other offerings to corporate customers, such as credit and investment banking services. In addition, payroll administration and on-site banking centers provide us with frequent exposure to individual customers, allowing for opportunities to increase our individual banking base as well.

Focus on the financial services industry

Unlike many of our competitors, which own unrelated businesses and have also participated in the privatization of industrial sector companies, we have adhered to a strict emphasis on banking and financial services. We believe that providing our customers with the highest quality service and the most attractive financial products should be our goal, and that is what we train our employees to do. We also believe that our products and service offerings should be complementary, not only from our clients’ point of view but for us as a matter of expertise and focus. For example, we discontinued offering health care insurance over a decade ago, when it became clear that the underwriting, claims and other aspects of health insurance were very different from those of our core insurance products, automobile, life and property and casualty insurance. We entered into arrangements with Telefónica to manage our telecommunications network, which allows us to maintain our focus on the provision of financial products and services.

Our Strategy

Increase customer base and product penetration

We believe the Brazilian banking services market presents an excellent opportunity for growth. One indicator of this opportunity for growth is the increase in the outstanding balance of total banking deposits from R$372 billion to R$464 billion over the last years, in accordance with Brazilian Central Bank information, representing a yearly growth rate of 12.9% in the second half of 2002. Our depositor base, excluding depositors of state-owned companies acquired during 1998-2002, increased by 17.5% to R$30.5 billion during 2002. We will seek to further increase our customer base, principally by increasing our focus on alternative distribution channels, such as the Internet, by increasing our on-site banking centers, increasing our presence in the State of São Paulo beyond the City of São Paulo, and by actively considering the possibility of growing by acquisitions and strategic alliances.

Our core business is retail banking and we seek to be customer-focused. Our account managers seek to increase the number of products and services per customer. We constantly engage in promotional activities through which we offer new products and services to existing customers. We increased the average number of products sold to retail customers from 3.7 to 4.9 during the period 1997-2002. We believe, however, that more opportunities exist for product placements, particularly among the depositor base of Banerj, Bemge, Banestado and BEG. We also continuously monitor, depositor by depositor, the use of our products and utilize this information to offer new products to our customers. Our database indicates what product is likely to be of interest to a particular customer, which we then offer through the banking channel that our information shows has the highest likelihood of reaching and influencing that particular customer.

We also believe that we can most effectively generate growth in our retail customer base by reaching new customers through focused strategies. One important strategy is to continue our emphasis on payroll processing, which requires employees of a particular company to maintain an account with us for direct deposit of salaries. Another strategy is to maintain and expand the public sector employees business that accounted for a large part of the depositor base of the four state-owned banks we acquired in the period 1997-2001, Banerj, Bemge, Banestado and BEG; the first three of these banks are located in states that collectively account for a large part of Brazil’s GDP.

We intend to strengthen our corporate operations by developing relationships with new clients, increasing cross-selling of new products to existing clients and developing new products for both existing and prospective clients. We are also seeking to strengthen our relationship with foreign parent companies of subsidiaries located in Brazil, to defend from incursions into Brazilian subsidiaries by foreign banks with strong parent company relationships.

Grow through acquisitions and strategic alliances

One of the main elements of our growth strategy in Brazil and other markets in which we operate is the acquisition of Brazilian banks, insurance and asset management companies. We regularly evaluate opportunities for acquisitions in the banking sector, principally in Brazil. Since 1995, we have made eight bank acquisitions, reflecting a long-term trend toward consolidation in the Brazilian banking sector, and we also made a number of other acquisitions of complementary businesses. We believe that we have developed the experience and the expertise necessary to properly evaluate an acquisition prospect, decide whether to acquire it, and then effectively fold it into our operations, while recognizing that different acquisitions for a variety of reasons require different approaches in some respects, such as in branding, personnel retention and the like. We believe that this experience and knowledge should serve us well, as opportunities will continue to arise for the acquisitions of banks, portions of businesses, asset portfolios and for the formation of strategic alliances.

We are constantly pursuing a number of potential acquisition opportunities in the Brazilian banking, insurance and asset management sectors, some of which could be individually or collectively material to us. Our association with BBA is a recent example of our growth strategy through acquisitions. We acquired 95.75% of BBA’s total capital stock for R$2.7 billion paid in cash and cash equivalents, subordinated debt and stock. Furthermore, the strategic alliance with Fiat is in line with our growth strategy in the car leasing market. See “– Recent Developments.”

In addition, we are constantly reviewing opportunities to enter into strategic alliances and cooperation agreements with other financial institutions and companies involved in economic sectors in Brazil and abroad in which we have strategic interests. In this way we may increase our presence with new products and services while keeping our focus on our core activities.

Increase credit card offerings

We believe there is opportunity for growth in credit card use among our retail, Itaú Personnalité and private banking customers as the purchasing power and demand for consumer credit has increased substantially with the stabilization of the Brazilian economy. As part of this strategy, we have been aggressively offering credit cards to new depositors. As a result, currently more than 50% of our depositors are using Itaucard credit cards, which they received through our branch and ATM networks and through telemarketing. We believe that multiple product connection with our customers results in a more solid relationship, thereby reducing the number of delinquencies and credit card cancellations. We believe this percentage can increase through continued focused marketing to our existing customers. In addition, we recently began offering Itaucard credit cards to non-depositors, particularly low-income individuals who do not need a bank account but need credit cards for installment purchases. We believe that our extensive branch network and our name recognition will permit us to direct these offerings principally to “walk-in” prospects.

Continue our cost reduction efforts

In order to improve our cost management, we established in April 1997 a committee for operational rationalization and cost reduction. The main goal of this committee has been to reevaluate our main operational processes and identify opportunities to rationalize and reduce costs. Since its inception, the committee has approved actions that have resulted in approximately R$703 million in cost reduction since mid-1997.

Furthermore, we have engaged in additional efforts with the help of consultants to customize processes in intra-business areas in order to increase productivity, mitigate risks, eliminate redundancies, improve efficiency and consequently reduce costs. This initiative aims to reevaluate our whole organizational structure, including processes such as strategic sourcing and its related aspects such as purchasing processes and terms and conditions, negotiation procedures, procurement, auctions and reverse-auctions, business-to-business transactions and e-commerce. Although we have not yet established a timeline of results for this project, our main goal is to improve efficiency by reducing the ratio of administrative costs to income to 50.0% in the near future. On December 31, 2002, our efficiency ratio reached 54.5%, reflecting a 5.2% improvement from 2001.

Our initiative and the actions taken by the committee also related to the integration of acquired institutions. We have already realized significant economies of scale by reducing Banestado’s administrative organization and by sharing our information technology and telecommunications infrastructure with it. The integration of BEG, another important initiative to reduce costs, was completed ahead of our schedule in June 2002. The integration of the operations of BBA and Banco Fiat will allow gains and should result in cost synergies.

One important element of this strategy is our significant investment in technology, through which we obtain gains from our operational efficiency. These investments account for growth in our productivity with a substantial reduction in our operational costs, as well as further efficiencies in the services we provide to our customers. In 2002, our investments in technology totaled R$453 million, reflecting an increase of 14.4% compared to the amounts invested in 2001. In 2003, we expect to maintain the same high level of investments in technology as the one shown in 2002. The consolidation of our administrative offices into one single location accomplished in the beginning of 2003, is also part of our strategy to reduce costs.

Increase the number of banking transactions performed through electronic channels

We seek to increase the number of distribution channels available to our customers to perform banking transactions from their homes. These channels allow us to process transactions at a lower cost than at our branches. These channels also offer customers a more convenient alternative through which to conduct banking transactions, which we believe will result in increasing their loyalty to our bank. Although in 2000 over 70% of all our retail customers’ banking transactions were effected outside conventional branch channels, we believe that there are further opportunities for growth, more efficient access for customers and cost reductions. In addition to offering home banking through traditional telephone, computer and facsimile methods, we have sought to establish relationships with electronic channel providers to enhance the sophistication and quality of our home banking offerings.

Increase our investment banking presence

Our investment banking services are a part of our corporate banking operations, rather than being an independent, competing unit, reflecting our belief that investment banking services and products are just one of the options available to a client in need of financial or advisory assistance. We believe that the banking services opportunities will grow significantly with economic stability in Brazil, particularly in the area of mergers and acquisitions, and also as a result of our association with BBA and the creation of Itaú BBA. Presently, Itaú BBA has a specialized area which gives the necessary customer support to the entire merger, acquisition, association, joint venture process as well as defining the right strategies to be implemented by a customer in order to unwind investments, effect split-ups and sale of assets. Itaú BBA also offers strategic and financial consulting services in order to assist customers in their corporate restructurings by making studies of capital resources and other sources of capital. Furthermore, Itaú BBA has an active role in the capital markets by participating in primary and secondary private equity offerings, public equity offerings, commercial paper and eurobonds offerings the offering of fixed and floating rate notes, promissory notes, debentures and the securitization of receivables.

Manage financial net margins efficiently

Since the Brazilian economic environment has improved as a result of the implementation of the real plan, we have identified and taken advantage of opportunities to increase our credit portfolio based on our stringent credit criteria. We began to offer an increasing number of credit products to all areas of our business. At the same time, we developed technology to evaluate our loans and other financing operations and implemented risk management policies and models in order to offer our customers products with a better risk/return relation. The execution of this strategy resulted in stable margins throughout the institution.

Continued attention to improvements in corporate governance

Our controlling shareholders and our senior management have for several years now sought changes in our governance documents and procedures with a view to improving disclosure and strengthening the rights of shareholders. In 2001, we were part of the first group of BOVESPA- listed companies to voluntarily adopt the stock exchange’s Special Corporate Governance Program, known as Level I. Itaúsa and Itaú Holding also adhered to the Level I program. As part of the program, we are required to adopt a minimum notice period for general shareholders’ meetings, adhere to disclosure rules regarding certain transactions with related parties, and expand our quarterly information reporting, among others.

On April 30, 2002, our shareholders approved a proposal from our board of directors to grant our preferred shareholders more advantages in the case of change of our control. Our preferred shareholders are now entitled to the same price protections which are provided for minority common shareholders by law, or a minimum of 80% of the per share price paid to the controlling shareholders. Further, the Brazilian corporate law demands tag along rights only for minority common shareholders, however, we expanded these rights to all our shareholders.

We have also enacted measures to increase the independence of our board of directors. At our shareholders’ meeting held on April 30, 2002, two of our independent board members, Mr. Pérsio Arida and Mr. Roberto Teixeira da Costa, were reelected and a new independent board member, Mr. Alcides Lopes Tápias, was elected. These three board members are highly qualified and experienced professionals, who bring new perspectives and contributions to our board. For more detailed information relating to the members of our board, see “Item 6A – Directors, Senior Management and Employees – Directors and Senior Management.”

In addition, our board of auditors (Conselho Fiscal) has three members who are independent professionals, Mr. Gustavo Jorge L. Loyola, Mr. Alberto Sozin Furugem and Mr. Iran Siqueira Lima, who is the representative elected by our minority shareholders.

On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information.

On May 29 2003, the Central Bank adopted Resolution 3081 which regulates the services offered by independent auditor to financial institutions and requires the establishment of an audit committee with specifically defined responsibilities. We are in the process of implementing the changes established by the resolution.

We are currently discussing changes in our code of ethics in order to comply with the requirements imposed by the Sarbanes-Oxley Act of 2002.

We will continue to study developments in corporate law and practice to determine what other improvements in transparency, disclosure or governance we should make.

Operations

The following table presents revenue in U.S. GAAP from each of our four business operations for each of the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(in millions of R$)
Banking
Interest income from loans and leases	R$ 7,430	R$ 5,749	R$ 3,736
Fee and commission income:
Fees charged on checking account services	1,818	1,543	1,257
Collection fees	294	247	222
Other	193	334	226

Total banking	9,735	7,873	5,441

Credit cards
Interest income from loans and leases	531	454	330
Credit card fees	367	279	205
Other fees	—	2	16

Total credit cards	898	735	551

Asset management	1,055	786	747

Insurance, private retirement and capitalization plans	R$1,793	R$ 1,476	R$ 1,332

Our business activities are mainly carried out in Brazil. We do not break down our revenues by geographic market within Brazil. Our revenues consisting of interest income, fee and commission income and insurance premiums, income on private retirement plans and capitalization plans are divided between revenues earned in Brazil and abroad. The information in the table below is presented after eliminations on consolidation.

	Year ended December 31,
	2002	2001	2000
	(in millions of R$)
Interest income
Brazil	R$13,684	R$ 10,145	R$ 7,192
Abroad	872	623	490

Total	14,556	10,768	7,682

Fee and commission income
Brazil	3,621	3,089	2,585
Abroad	54	101	88

Total	3,675	3,190	2,673

Insurance premiums, income on private retirement plans and on capitalization plans
Brazil	1,793	1,476	1,332
Abroad	—	—	—

Total	R$1,793	R$ 1,476	R$ 1,332

The following table presents revenues abroad by business categories for each of the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(in millions of R$)
Banking
Argentina	272	294	218
Other companies abroad (1)	654	430	348

Total abroad	926	724	566
Credit cards	—
Argentina	—	—	12

Other companies abroad (1)	—	—	—

Total abroad	—	—	12

(1)	Includes Itaú Bank Ltd. (Cayman), our Grand Cayman and New York branches, BFB Overseas Cayman, Ltd., IFE–Banco Bemge (Uruguay) S.A. and Banco del Paraná S.A. (Paraguay).

Banking

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporations. We provide these services on an integrated basis through Banco Itaú and our acquired banks, Banerj, Bemge, Banestado and BEG.

Within banking operations, we have created six separate areas, each of which specializes in a different type of customer. These areas are:
•	Retail banking (individuals),

•	Itaú Personnalité (middle class individuals),
•	Itaú private bank (wealthy individuals),
•	Small business banking, or Unidade de Pessoa Jurídica,
•	Middle market banking, or Itaú Empresas (mid-sized businesses), and
•	Corporate banking, or Itaucorp (large corporations), which after the corporate restructuring is gradually being transferred to Itaú BBA.

These focused areas enable us to provide our customers with more personalized banking products and services, which we believe allow us to compete more effectively for customers in each of these areas.

Retail Banking

Our core business is retail banking, which includes mainly individuals and, to a lesser extent, very small corporations. Until the end of 2000, our retail banking operations also served small corporate customers. In 2001, we created our small business unit to serve small corporate customers, see “— Small Business Banking.”

Our retail business is a key source of funding and a significant interest and fee income generator for our bank. Through our extensive distribution network, our retail banking unit provided services to more than 9 million individual and very small corporate customers at December 31, 2002. Our margins from these operations are typically higher than from middle market and corporate services and credit operations.

We classify retail customers as individuals and companies with annual sales below R$500,000. They are further categorized as:
•	Individual customers (who are sub-classified on the basis of a relationship scoring system);
•	Customers with account managers (who have an annual income above R$24,000); and
•	Very small companies (annual sales below R$500,000).

We seek in our retail business to be intensely customer-focused, viewing our retail clients as potential users of all of our banking products and services. We constantly engage in promotional activities through which we offer specific new products and services to existing customers who, based on their customer profile, we believe would benefit from these products. We can also use this information to determine what marketing and distribution channels are likely to be most effective. We use our retail system as a comprehensive distribution channel for all our products and services. Thus, unlike some of our competitors, we offer credit cards, property and casualty and life insurance, automobile financing, private retirement plans, asset management and capitalization plans in our branches through the same employees who attend to a client’s traditional banking needs. Our traditional banking products include checking and savings accounts and certificates of deposit. Our credit products include overdraft accounts and consumer and personal loans.

The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float,” the income earned by banks on non-interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. At the same time, low inflation permitted more consumer and personal borrowing. As a result, our fee income as a percentage of our administrative costs increased from approximately 56% to 68% during the period January 1, 1998-December 31, 2002.

We derive fees from providing checkbooks, check processing, account statements and account maintenance. We also charge fees in connection with certain credit operations, ATM and other direct banking transactions, direct debits, fund transfers, payment orders, insurance and renewal of bank cards, collection of receivables and custodial and other services. We may charge fixed fees for different packages of services based on the type of account the customer has with us or the category of the customer.

Approximately 28% of our retail credit to individuals consists of overdrafts on checking and other current accounts on which the spread earned by us is higher than the average rate on our loan portfolio. We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not secured. In addition, we extend consumer credit loans for the purchase of motor vehicles. We generally require that these loans be secured by the financed vehicle. Our secured and unsecured personal loans have maturities ranging from 12 to 18 months for loans for consumer purchases, and our consumer credit loans for the purchase of motor vehicles have maturities ranging from 24 to 60 months. Our loans to individuals at December 31, 2002 totaled approximately R$10 billion, or approximately 36.7% of our total loan portfolio.

We are required by law to provide a certain level of financing for housing purposes. See “– Regulation and Supervision – Financing for Housing Purposes.” We may make loans either to individuals desiring to buy a home or to developers. Our housing loans are primarily funded from Central Bank-mandated portions of our savings account deposits. Housing loans generally have a maturity of 15 years. The Central Bank prescribes maximum interest rates for a specific percentage of these mandated portions based on the economic value of the housing being purchased. When we do not use the mandated portion of our savings account deposits for housing lending, we are required to purchase mortgage-backed securities.

We also handle payroll processing of companies, which requires employees of a particular company to maintain an account with us for direct deposit of salaries. In addition, we acquired a significant public sector employees business in connection with the acquisition of Banerj, Bemge, Banestado and BEG. We will continue to handle payroll to virtually all state employees in Rio de Janeiro through Banerj, in Minas Gerais through Bemge, in Paraná through Banestado, and in Goiás through BEG for a period of five years following their respective acquisition dates, as part of the arrangements relating to those acquisitions. We are seeking to solidify these relationships so we may continue to provide these services after the expiration of the contracts. In December 2001, the State of Rio de Janeiro extended our original concession to manage the payroll of its public sector employees through Banerj for five additional years. During 2002, the states of Minas Gerais and Paraná extended, through a payment, our original concession to manage the payroll of their public sector employees through Bemge and Banestado until 2010.

ltaú Personnalité

In 1999, we created Itaú Personnalité, a separate branch network for our individual customers earning more than R$5,000 per month and who have investments in excess of R$50,000. We provide services through our network of 61 Itaú Personnalité branches, which have a more exclusive appearance than our retail branches. A significant number of Itaú Personnalité branches are located in the city of São Paulo, where more than half of our Itaú Personnalité customer base is located, but we also have branches in other major Brazilian cities. We provide clients of Itaú Personnalité a full range of banking services which focus on their particular banking needs. We believe that we differentiate ourselves from our competitors by providing these customers with a higher level of personal service, including financial advice on an individual basis, and by delivering more sophisticated banking products. Itaú Personnalité has branding and marketing separate from our other retail operations, and branches with a more sophisticated layout and architecture.

The initial customer base of Itaú Personnalité consisted of the former individual clients of BFB. The number of Itaú Personnalité customers has grown from approximately 30,000 at December 31, 1999 to 109,000 at December 31, 2002.

We expanded this area significantly throughout 2002 and plan to continue expanding this area in 2003 by opening up more than 9 new branches, offering the Itaú Personnalité services to higher-income individuals and seeking to transfer retail clients who meet the Itaú Personnalité customer profile to this area.

Itaú Private Bank

Itaú Private Bank, the leader in this business in Brazil, provides financial advisory services for over 4,000 clients, all residents of this country. Our 100 employees are focused in offering financial consulting to clients with at least US$ 300,000 in investable assets at Itaú. In addition, our clients have available a full range of traditional banking and insurance products.

Financial advisory is provided by teams of private bankers, supported by product specialists, who aim at recommending the most appropriate products for each individual risk profile. Main local market products include mutual funds, treasury products and brokerage. We serve our clients’ needs for offshore products through our sister bank, Banco Itaú Europa Luxembourg, a private bank only institution.

We usually manage individual portfolios on a discretionary basis, subject to guidelines agreed upon with the specific client. Portfolios may include mutual funds managed by other financial institutions, characterizing an open architecture approach. Fees earned from our private banking customers are, in most cases, based on assets under management. Client activity profile also influence pricing.

On December 31, 2002, our private banking activity both in Brazil and offshore had assets under management amounting to approximately US$ 4.5 billion.

Itaú Private Bank has been through a recent reorganization, which enhanced costs management and optimization of distribution processes, bringing more updated technology to management systems. It is also worthwhile to mention that our growth has been organically as well as from acquisitions.

Small Business Banking

At December 31, 2002, we had approximately 500,000 small and very small business customers. Approximately 70,000 of them are serviced by our specific small business structure, or UPJ-Unidade Pessoa Jurídica and the remaining 430,000 customers are still served by our regular branches.

Our small business banking area provides services to companies with annual revenues ranging between R$500,000 and R$10 million and was created at the beginning of 2001 in order to offer more tailored products and services to small companies that were previously served by our retail banking area. Through this new category, we intend to develop our customer base of small businesses and improve our performance in this area in terms of relationship and cross-selling other products and services. We have installed 123 stations inside certain branches located in major Brazilian cities with areas and infrastructure specifically dedicated to our small corporate clients. We also trained 383 branch managers who offer tailored banking solutions to small businesses and who can give detailed advice to small companies about any of our products and services.

The products and services offered by our small business operations are similar to those offered by our retail operations, but we are currently developing new products and services that will be more responsive to the small companies’ needs (such as those related to management of cash flow and lines of credit).

Our small corporate customers loan portfolio consists principally of secured loans with maturities ranging from up to 30 days for unsecured loans, such as overdrafts on checking accounts, to up to six months for working capital loans. Our loans to small corporations at December 31, 2002 totaled approximately R$615 million, or approximately 2.2% of our total loan portfolio.

Middle Market Banking

This area, which we call Itaú Empresas, maintains our day-to-day relationships with approximately 24,000 middle market corporate customers, who represent a broad cross-section of Brazilian companies. Our middle market clients generally are companies with annual revenues between R$10 million and R$100 million.

We offer a full range of financial products and services to middle market customers, including deposit-taking, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also conduct financial transactions on behalf of middle market clients, including interbank transactions, open market transactions and futures, forwards, swaps, hedging and arbitrage transactions.

Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term. Substantially all of our middle market loans bear rates of interest set at spreads related to various cost of funds indices. Our spreads on middle market loans tend to be higher than the margins available to us on our loans to corporate customers. Loans to middle market customers were approximately R$2.5 billion at December 31, 2002, or 8.9% of our total credit portfolio.

The most important cash management products we offer our middle market clients are our collections services and electronic payment services. We are able to provide these services with a very high level of efficiency for virtually any kind of payment, even through Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of customers.

Itaú Empresas has approximately 230 account officers. These officers work from one of the 57 specialized offices of Itaú Empresas located within key branches. Our middle market customers can elect to have their account at any of our branches throughout Brazil.

We consider our middle market area to be an important part of our business and see significant lending opportunities to middle market business. We intend to strengthen our middle market banking franchise in Brazil by:
•	increasing our overall relationship with existing clients,
•	using credit risk management models to enhance the size and quality of our loan portfolio,
•	expanding the use of Internet banking services, and
•	expanding the number of customers through account officers focused on prospective clients.

Corporate and Investment Banking

We are an important provider of banking services for corporate customers in Brazil. We have over 950 corporate banking clients. Our corporate clients generally include domestic and multinational companies with annual revenues of more than R$100 million. Loans to corporate customers were approximately R$15 billion at December 31, 2002, or 52.3% of our total credit portfolio.

We offer a full range of financial products and services to corporate customers and also offer credit and credit enhancement products similar to those we offer our middle market corporate customers. See “— Middle Market Banking.” However, the financial products and services we offer to our corporate customers are specifically designed in response to their individual needs, while the products and services offered to our middle market customers are relatively more standardized (although designed in accordance with each type of customer and industry).

We offer a variety of loans to our corporate customers for the financing of imports, export transactions and general direct investments, such as the acquisition of equipment, machinery and other facilities. In addition, we act as a financial agent in on-lending Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the Brazilian government development bank, funds to private borrowers in sectors targeted for economic development. We believe we differentiate ourselves from our competitors by operating in the credit business with conservative limits of capital. We always require our loan transactions to be secured, but the type of security may vary in accordance with the specific terms of each loan. Loans granted for import and export financing usually have maturities ranging from one to five years, while those for direct investment usually have maturities ranging from two to eight years.

     We also offer international trade and foreign exchange transactions with support from our international area and asset management services to our clients with support from our asset management area. See
“— International Operations” and “– Asset Management and Investor Services.”

As part of our segmentation strategy, our association with BBA, whose business is largely wholesale allowed us to complement our own business. This association allowed us to offer large corporate customers a combination of BBA’a specialized service and product expertise and our proficiency in corporate services and financial operations.

Effective on March 10, 2003, Banco Itaú gradually started to transfer certain of its wholesale and investment banking operations, and the bank officers associated with those operations, from Itaucorp to BBA. As of the same date, BBA was renamed Banco Itaú-BBA S.A. Effective on April 1, 2003, certain of the non-

wholesale and investment banking operations, and the relevant employees, of BBA were transferred to Banco Itaú. In particular, BBA’s fund and portfolio management and private banking activities have been assumed by and will be merged with the corresponding businesses of Banco Itaú and its other subsidiaries, increasing Banco Itaú’s existing business and portfolios.

In accordance with our segmentation strategy, the activities of Itaú-BBA will be focused on wholesale and investment banking activities. While control of Itaú-BBA will be shared between Banco Itaú and certain of the prior shareholders of BBA, Itaú-BBA will maintain operating autonomy, all of which is intended to strengthen the segmentation of the corporate and investment banking businesses.

Underwriting. We are a significant underwriter of equity and debt offerings in Brazil according to Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks, and Comissão de Valores Mobiliários–CVM, the Brazilian securities commission. In 2002, we advised clients in raising in the local equity and debt capital markets approximately R$17 billion (R$7 billion as lead underwriter and R$10 billion as syndicate member) through 18 transactions.

We participated in the issues of R$9 billion debentures and R$3 billion promissory notes, which together accounted for more than 63% of all fixed income instruments issued in Brazil. In the equity markets, we participated in primary and secondary offerings representing a total aggregate amount of approximately R$5 billion.

International Operations

The main objectives of our international operations are to provide support to our clients in these cross-border operations and to borrow funds for our domestic operations. In 2002, total revenue from customers of our international subsidiaries and branches amounted to R$926 million.

Our international operations are responsible for:
•	making available, mainly to our corporate and middle market customers, trade finance products and services, such as import and export loans, international letters of credit and international collections,
•	providing foreign exchange services to our corporate, middle market and retail customers,
•	managing our international network, other than our commercial banking operations in Argentina,
•	establishing and monitoring trade-related lines of credit from foreign banks, maintaining correspondent banking relationships with money centers and regional banks throughout the world and overseeing our other foreign currency raising activities, and
•	raising capital through the issuance of securities by our Grand Cayman and New York branches.

We have branches in New York and Grand Cayman, a representative office in Frankfurt, a wholly owned subsidiary in Grand Cayman, Itaú Bank Ltd., and control of Banco Itaú Buen Ayre S.A. in Argentina, IFE-Bemge-Uruguay S.A. in Uruguay, Banco del Paraná S.A. in Paraguay and Itau Securities Inc. in the United States.

Our international entities abroad are principally involved in arranging trade financing facilities for our customers and working capital for foreign affiliates of Brazilian customers. The Grand Cayman and New York branches also function as funding vehicles for us in the international capital markets by issuing structured securities and establishing programs for the issuance of certificates of deposit, commercial paper and trade notes.

Banco Itaú Europa S.A., owned by our controlling shareholder, is a Portuguese-chartered bank which assists us in facilitating foreign trade and direct investment between Brazil and Europe in a manner similar to other European correspondent banks. Its subsidiary, Banco Itaú Europa Luxembourg S.A., provides offshore private banking to our Brazilian clientele. All of our transactions with Banco Itaú Europa S.A. are on an arm’s-length basis.

Banco Itaú Buen Ayre. We began operations in Argentina with the opening of a branch in 1979, followed by the beginning of operations of Itaú Argentina, our wholly owned subsidiary, in 1994. In order to further expand our operations in Argentina, we acquired Banco del Buen Ayre in November 1998. The merger of Banco del Buen Ayre and Itaú Argentina was completed in October 1999, to form Banco Itaú Buen Ayre.

The core business of Banco Itaú Buen Ayre is retail banking, with approximately 170,000 active customers in the Argentine middle and upper income bracket at December 31, 2002. At December 31, 2002, according to accounting practices adopted in Brazil, Banco Itaú Buen Ayre had assets of R$1,045 million, loan and leasing operations of R$323 million, deposits totaling R$582 million, and stockholders’ equity of R$338 million. At that date Banco Itaú Buen Ayre had a branch network consisting of 78 branches (including 1 former Itaú Argentina branch), which is one of the largest branch networks in the Buenos Aires metropolitan area, 290 ATMs, which is one of the largest ATM networks in Argentina, and 24 CSBs (customer site branches). Banco Itaú Buen Ayre is significantly concentrated in the Buenos Aires metropolitan area.

Since December 2001, Argentina experienced significant political and economical instability. See “Item 3D – Key Information – Risk Factors – Risks Relating to Brazil – Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.” These measures had an impact on the operations of Banco Itaú Buen Ayre and in our consolidated financial statements as of December 31, 2001.

Certain measures taken by the Argentine government to control the economic crisis led to a large amount of depositor’s class actions (32,438,197 in total, as of December 31, 2002) demanding the enforcement of the original contracts in U.S. dollars. The Argentine government plans to compensate the banks for any loss arising from the return to dollars of their liabilities that were previously in dollars and later changed to pesos.

Management believes that Banco Itaú Buen Ayre has a positive liquidity position that allows it to continue its regular operations without requiring loans from BCRA or any financial help from the Argentine government.

Even though the Argentine Financial System has gone through an economic crisis, Banco Itau Buen Ayre S.A. is in a privileged situation because of the financial policy that has been adopted. This policy allows the banks to have higher capital reserves and solvency when compared to the rest of the financial system.

International Cash Management. During 2001, we launched a new service through the Internet to our customers, in order to offer better management of their international activities, such as cash flow management and online financial services (including investments, statements, historical account movements, transfers, etc.).

Automobile Financing

At December 31, 2002, our portfolio of car financing and leasing consisted of approximately 600,000 customers, of whom approximately 65% were non-depositors.

The automobile finance sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers. These companies account for approximately 30% of the market. The remaining 70% of the market is fragmented among numerous commercial banks and our share of this remaining portion of the market is approximately 12.4%. At December 31, 2002, we were one of the largest leasing company in Brazil in terms of present value of lease operations, according to Associação Brasileira de Empresas de Leasing–ABEL, the Brazilian association of leasing companies, and had a portfolio of approximately R$788 million, according to information provided by Associação Brasileira das Empresas de Leasing–ABEL.

We lease and finance automobiles through 6,000 dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile finance application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are granted usually between 20 minutes and one hour, depending on the credit history of the customer.

In April 2001, we introduced to our customers a new feature on our website called Itaumotors, which is an Internet-based marketplace for the purchase and sale of automobiles around the country. We do not receive any fees or commissions in providing this service, but we do offer immediate finance and insurance for the purchase of the car to qualified buyers, most of whom are pre-qualified.

In March 2003, we concluded the strategic alliance with Fiat by acquiring 99.99% of Banco Fiat’s total capital for R$897.0 million. Banco Fiat will enjoy, for a ten-year period, exclusive rights in the Brazilian operations relating to automobile financing and leasing organized by Fiat, recommendation to automobile dealerships by Fiat for the use of Banco Fiat as the contracting automobile finance company of their choice, among others. See “Item 4A – History and Development of the Company – Recent Developments.”

Furthermore, as part of our investment in BBA, we acquired the consumer credit portfolio of Fináustria, a subsidiary of BBA, in order to increase our market share in the automobile financing market. See “– Item 4A – Information on the Company – History and Development of the Company – Recent Developments.”

Trade Financing

We conduct our trade finance and related foreign exchange trading activities through our head office and 8 branches. The branches that handle the largest trade financing transactions are located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Belo Horizonte, Campinas, Curitiba, Joinville and Salvador. We also receive trade finance support from our New York and Grand Cayman branches and Banco Itaú Buen Ayre. For the year ended December 31, 2002, we financed approximately R$10.5 billion of trade transactions.

Our trade financing activities focus on export, pre-export and import financing. Export and pre-export financing take the form of an advance to an exporter in reais against a foreign exchange contract entered into with us either before or after the shipment occurs. We also act as an intermediary between domestic exporters and foreign importers in advancing pre-export financing from the importer to the exporter. We may do these transactions with or without assuming the credit risk of the exporter. Once exports have been shipped, a trade bill is issued. We remit the bill to our overseas branch or subsidiary or correspondent bank in the relevant country for collection in the relevant foreign currency. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding at December 31, 2002 was approximately R$5.7 billion. We use the same credit approval and control policies for our import and export financing as for the rest of our loans.

Our export financing to larger corporate customers is generally unsecured. We usually require smaller corporate customers to provide security, particularly for pre-export financing. Export financing is extended in reais and indexed to the U.S. dollar or the relevant foreign currency of the foreign exchange contract.

We conduct import financing by extending credit and by issuing letters of credit. At December 31, 2002, we had R$4.6 billion (including guarantees) in principal amount of import financing. We fund our trade finance through the issuance of securities in the international capital markets and through our capital base abroad. As of December 31, 2002, we had outstanding funding of approximately R$9.6 billion from the issuance of structured securities and international financial funding. Our international securities and capital base abroad also enable us to maintain significant liquidity in our international operations. At December 31, 2002, we maintained approximately R$4.6 billion in overnight deposits outside Brazil.

We are licensed by the Central Bank to trade in the foreign exchange markets (both commercial and floating rate markets). We are an active participant in the commercial market, in which exchange contracts linked to export and import credits are carried out. Our counterparts in these foreign exchange transactions are either private-sector banks or other companies doing business in Brazil. Our foreign exchange transactions are conducted subject to Central Bank limits on our overall daily position. These limits are intended to control the level of reais in the market and to limit foreign exchange speculation. In addition, we have internal credit limits on our foreign exchange contracts with other banks.

For the year ended December 31, 2002, our total volume of foreign exchange transactions related to exports was approximately R$5.6 billion and our total volume of foreign exchange transactions related to imports was approximately R$10.9 billion.

In November 2000, we signed an agreement with Bolero International, a company formed by SWIFT, an industry-owned cooperative providing messaging services and interface software to financial institutions worldwide, and TT Club, an international association of transportation companies. Bolero is a system through which all parties typically involved in a trade transaction, including importers, exporters, inspection agencies, customs agencies and financial institutions, can communicate quickly and securely online with each other. Several large banks worldwide already participate in Bolero and we were the first Brazilian bank to join this system. Currently, the system has passed through its testing phase, however it is still waiting for implementation.

Credit Cards

We are an important issuer of credit cards in Brazil in terms of number of cards issued, and ranked second in Brazil in terms of billings at December 31, 2001 according to the 2002 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. As of December 31, 2002, there were approximately 6 million holders of our Mastercard and Visa card, Itaucard, representing 13.7% of the Brazilian credit card market, a 22% increase in Itaucard cardholders from 2001. For the year ended December 31, 2002, we had total billings of R$8.8 billion, or 12.7% of the market, a 22% increase in transaction volume from the same period in 2001 and a 214% increase from 1997.

We operate our credit card business directly by issuing our own credit card and indirectly through our 33.3% interest in Credicard S.A. Administradora de Cartões de Crédito, which issues its own credit cards.

One of our main strategies in the credit card business is to offer our own credit cards to new depositors. Accordingly, our first step is to target individuals as depositors, and then offer them our credit cards as one of our many banking products. As a result of this strategy, currently more than 40% of our depositors are using Itaucard credit cards which they received through our branch and ATM networks and through telemarketing.

We also offer Itaucard credit cards to non-depositors, particularly low-income individuals who do not need a bank account but need credit cards for installment purchases. A common retailing practice in Brazil, particularly directed at lower income segments, is the offer of merchandise in three or four monthly installments at the same price as full payment, where the merchant agrees to submit credit card payment slips at monthly intervals. We believe that our extensive branch network and our name recognition will permit us to direct these offerings principally to “walk-in” prospects.

Brazilians still predominantly use credit cards as a means of payment rather than as a credit instrument, although this has been changing over the past few years, particularly due to the reduction in inflation since the real plan. Reduction in inflation led to increased consumer consumption and increased merchants’ acceptance of credit cards.

Our credit card operations also consist of our 33.3% interest, together with Unibanco-União de Bancos Brasileiros S.A. and Citibank S.A., each of which also owns a 33.3% interest, in Credicard S.A. Administradora de Cartões de Crédito. Credicard is a significant issuer of credit cards in Brazil in terms of number of cards issued and revenues. For the year ended December 31, 2002, Credicard had total billings of R$14.4 billion.

Pursuant to a shareholders’ agreement entered into by and among Unibanco, Citibank and us, Citibank is responsible for Credicard’s management. Credicard issues credit cards on behalf of partner banks, other associated financial institutions and directly.

Profits generated by Credicard are attributed to the three shareholders in two stages. In the first step, profits are attributed to each of the three shareholders following a formula based on the number of cards issued by Credicard sold by the respective shareholder, the average profitability of those cards and a predetermined factor. Remaining profits after the first step are distributed to the shareholders based on their respective ownership percentage.

We and Credicard offer Visa, MasterCard and Diners Club credit card products. We are also co- owners of Redecard (acquirer) and Orbitall (credit card processing), which provide us with certain administrative services for our Itaucard credit cards, such as accounting, collection, processing and financial services.

Asset Management and Investor Services

We provide a broad range of asset management and investor services to our clients. We categorize these services broadly as asset management, brokerage, and securities services for third parties.

Asset Management

In 2002, we were the largest investment fund manager among private-sector banks in Brazil, based on assets under management, according to Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks. As of December 31, 2002, we had total net assets under management of R$52.3 billion on behalf of approximately 2.4 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. As of December 31, 2002, we were the largest manager of private bank client assets, according to Associação Nacional dos Bancos de Investimento–ANBID, and the largest private manager of pension fund assets in Brazil, based on assets under management, according to the same association. In December 31, 2002, we had R$22.1 billion of net portfolio assets under management for pensions, corporations and private bank clients.

Our fees are based on the average net asset value of the funds, which we calculate on a daily basis. Fees generally average approximately 3.4% per year for retail customer-targeted funds and 0.2% to 0.5% per year for corporate customer-targeted funds. Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

We offer and manage 635 investment funds, including mostly fixed income and money market funds. We offer our retail customers over 25 funds, while we offer approximately 30 funds to our Itaú Personnalité clients. Private banking clients may invest in over 37 selected funds, including funds offered by other institutions. We also offer our corporate and private banking clients customized and exclusive funds.

In October 2000, Atlantic Rating Análise Financeira Ltda., one of the largest rating agencies in Brazil, awarded our asset management area an AAA rating (excellent quality and least risk). This rating is the highest grade in Atlantic Rating’s qualification system, and is granted only to institutions that, among other things, have highly qualified managers to administer assets, a strong capital structure, well-defined strategies and highly consistent activities. In December 2001, the rating agency conducted a new diligence, which confirmed our AAA rate. Atlantic Rating and Fitch Brasil merged their operations on April 15, 2003 into Fitch Atlanctic Ratings. On May 13, 2003, Fitch Atlanctic Ratings finished reconciling its ratings and issued a new ratings list where we maintained our AAA rating.

In the second half of 2002, we established an association with BBA. BBA offers fully customized portfolio management and a wide range of mutual funds in fixed income, derivatives and stocks to individuals and institutions. As of December 31, 2002, BBA’s portfolio, which is now under our administration, totaled R$6.9 billion.

Brokerage

We provide brokerage services through our subsidiary Itaú Corretora de Valores, or Itaú Corretora. Itaú Corretora has provided these services since 1965 and operates on the São Paulo Stock Exchange, or Bovespa. In 1986, Itaú Corretora began its brokerage services in the Brazilian futures markets and has a seat on the Futures and Commodities Market, or BM&F. According to the Bovespa, Itaú Corretora ranked fifth by volume of transactions carried out on the Bovespa in 2002, with a transaction volume of R$13.5 billion, which represented a market share of 4.85%. During the same period, Itaú Corretora negotiated 4.7 million contracts on the BM&F, representing a market share of 2.8% and was ranked second on online brokerage business on the Bovespa with a market share of 15%.

During the second half of 2002, we launched Itaú Securities Inc., our broker dealer operations in New York, to offer research and execution services to U.S. institutional investors. Through Itaú Securities we provide fixed-income and equity brokerage services. At the end of 2002 Itaú Corretora acquired BBA Corretora’s operations in Brazil and offshore, becoming one of the largest local brokers offering research and execution in the Brazilian market. Our equity analysts were ranked several times in 2002, by organizations such as Institutional Investors (II do Brasil) and Latin Finance.

Itaú Corretora was ranked second on the Brazilian brokerage ranking “Top Broker 2002” issued by “Investidor Institucional” magazine and was ranked first on the “2002 Performance Ranking” prepared by “EFC – Engenheiros Financeiros e Consultores”.

Securities Services for Third Parties

We provide services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2002, we were ranked the top provider of securities services to third parties by Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks. At December 31, 2002, we were the largest provider of custody services, according to Associação Nacional dos Bancos de Investimento–ANBID. The market value of securities under our custody at December 31, 2002 was approximately R$423 billion. As of the same date, we acted as transfer agent for 518 Brazilian companies, which represented a market share of approximately 71.6%. We were also the registered holder of debentures for 120 companies, which represented a market share of approximately 45.2%.

We began to provide these services in 1982 through our acquisition of the Brazilian depository and transfer agent operations of The Chase Manhattan Bank. We have invested significantly in data processing to meet the growing needs of the Brazilian capital markets.

Our broad range of products relates to both domestic and international custody. Our domestic custody products include acting as transfer agent for shares, providing services relating to debentures and promissory notes, having custody and control for mutual funds and portfolios, warrants and real estate mutual funds, providing trustee services, acting as settlement agent, centralizing custody for pension funds and providing securitization of receivables. Our international custody products include services relating to nonresident investor services, depository receipts, offshore funds and mutual funds for investments abroad.

Our processing system and specialized staff of 500 employees enable us to administer more than 1,200 portfolios for mutual funds and institutional investors and to manage approximately 5 million investor accounts of mutual funds and companies as transfer agent.

In June 2001, we entered into a collaboration agreement with State Street Corporation, one of the world’s leading specialists in serving institutional investors. The main purpose of this agreement is to jointly identify and pursue opportunities to expand institutional investment services to our client bases. This agreement enhanced the services we provide to our clients as a result of the focus and expertise that we, together with State Street Corporation, offer. Through this arrangement, we are able to offer, among other services, global custody services to our Brazilian clients, and State Street Corporation is able to provide additional services to its international clients that have activities or interests in Brazil.

Insurance, Private Retirement and Capitalization Plans

Insurance

At December 31, 2002, we were the third largest insurance group in Brazil, based on written premiums, according to Superintendência de Seguros Privados–SUSEP, the insurance sector regulator. As of December 31, 2002, our written premium totaled approximately R$1.8 billion. In addition to our own insurance operations, we own a 13.9% equity interest in AGF Brasil Seguros S.A., a general insurance company. We acquired this ownership interest in connection with our acquisition of BFB. However, its operations and results are not consolidated with ours, but are accounted for in accordance with the equity method.

Our main lines of insurance are automobile, life and property and casualty, which accounted for 34%, 28% and 13%, respectively, of written premiums as of December 31, 2002. Our policies are sold through independent agents (34% of total premiums as of December 31, 2002), our banking operations (40% of total premiums), brokers (11% of total premiums) and other channels, such as direct marketing (15% of total premiums). We also retain a residual portfolio of health insurance policies. Given that health insurance requires a specific type of expertise, we discontinued selling this insurance over a decade ago.

Since the sale of insurance for large individual and commercial risks requires a greater understanding of the client’s business and the specific risks involved, these policies are usually sold through brokerage firms.

Our branch network and independent agents are responsible for the sale of policies covering more common or standard risks.

We reinsure a portion of the risks we underwrite, particularly large property and casualty risks that exceed the retention limits set by law. Risks that exceed the retention limit must be ceded to IRB Brasil Resseguros S.A.–IRB, a federally controlled entity which has a monopoly on reinsurance in Brazil. We also buy portfolio protection from IRB Brasil Resseguros S.A.–IRB. The Brazilian government is expected to privatize IRB and implement a new reinsurance model for the country. We expect these developments will lead to a more competitive and efficient insurance market. However, we do not know when the privatization of IRB Brasil Resseguros S.A.–IRB will occur.

One of our goals is the further development of “bancassurance,” which focuses particularly on higher income clients who typically do not use our branches for services on a regular basis. Bancassurance will involve the development of products specifically designed for these clients, and the use of more efficient marketing channels, such as direct and electronic marketing channels (e.g., telemarketing and Internet advertising). We expect that the development of bancassurance will result in a significant reduction in the number of policy cancellations, which will represent significant cost savings for us. We also intend to increase our level of penetration in the Brazilian insurance market through independent small brokers, such as independent agents and large brokerage firms.

We rely heavily on technology in our operations. For example, approximately 95% of the insurance policies we currently sell through our banking operations and our independent agents are processed electronically through Internet connections between these distribution channels and our insurance area. We are continuing to make significant investments in technology in order to further improve our efficiency, reduce costs and decrease fraudulent claims. Although our claims ratio for the year ended December 31, 2002 was 53.0% compared to the Brazilian insurance ratio of 61.4% for the same period, we seek to further reduce this ratio.

Private Retirement Plans

We began our private retirement plan business in 1993, but started to participate more aggressively in the industry after 1996, when we began to offer a full range of tax deferred contribution plans and take advantage of our strong brand recognition and our retail branches for sales to individuals, as well as our strong expertise in electronic channel developments. In 2000, we started to develop new products and consolidate our expertise in this sector to compete more aggressively in the Brazilian corporate private retirement plan industry by taking advantage of our existing relationships with corporate clients.

The private retirement plan industry in Brazil is in its infancy. Before the implementation of a new Brazilian regulatory framework in 2001, the majority of the Brazilian population traditionally relied on the Brazilian government for all of its retirement benefits. The introduction of the new regulatory framework restructured the Brazilian social security system and created rules making private retirement plans more attractive. We believe this industry should grow significantly in the near future as a result of these new regulations, which attempt to bring this business in line with international standards by ensuring greater disclosure in the sector, establishing more stringent requirements for companies engaged in private retirement plans, particularly in connection with asset allocation and segregation of a client’s assets, and defining more precisely the products that may be offered to the public.

In 2001, we increased our portfolio for business organizations, creating new products for small, medium and large companies. For individuals, we launched an exclusive Internet product, to be purchased on our website. We also received several awards, which reinforced our brand image in the industry and an specific award for one of our products named “First Flexprev Itaú” which targets young people.

In 2002, we have improved the development of the concept of Bancassurance, taking a leadership position in this field which is undergoing transformation. We developed a full line of products available in our branches and also in our electronic channels with special emphasis in ATMs, call centers, telemarketing and Internet. In the same period we developed specific products which have the same tax benefits (VGBL – life insurance with individual pension plan benefits) and becoming one of the leaders in the launch of this type of product.

We offer a variety of individual private retirement plans, such as lump-sum payouts, single and double life annuities and death benefits, as well as collective private retirement plans offered to a specific group of people, such as the employees of a company or the members of an association of professionals. We attempt to offer our clients any type of private retirement plan based on their specific needs and interests, and also market these plans aggressively.

We distribute our private retirement plans mainly on a retail basis through our branch network and other direct marketing channels, such as telemarketing, Internet advertising and ATMs. We also target, through a specialized team, corporations directly, which we believe represent an area with significant growth opportunities.

At year-end 2002, we were the third largest private retirement plan manager in Brazil based on total assets, according to the 2003 official information supplied by SUSEP, the government’s regulatory agency for private pension plans, insurance and capitalization plans. During 2002, we were second in the amounts contributed to pension plans with the largest growth when compared to our competitors. As of December 31, 2002, we had R$2.6 billion in assets allocated to satisfy our private retirement obligation, an increase of 86% as compared to 2001. We concentrate our activities in managing open private retirement plans which are undergoing a public pension plan reform and facing a strong growth.

Capitalization Products

Capitalization products are savings account-type products generally requiring that a client deposit a fixed sum with us, which will be refunded at the end of a pre-agreed term, but without interest. In return, the customer is entered into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2002, we had approximately 2 million capitalization plans outstanding with related provisions recorded of R$904 million. We distribute these products through our network of retail and Itaú Personnalité branches. These products are sold by a separate subsidiary, which is self-funding.

Distribution Channels

Our distribution network provides integrated financial services and products to our markets through a variety of distribution channels. Our distribution network consists principally of branches, ATMs (automated teller machines) and CSBs (customer site branches, which are banking service centers located on a corporate customer’s premises). Banerj, Bemge, Banestado and BEG operate large regional branch networks in the States of Rio de Janeiro, Minas Gerais, Paraná and Goiás, respectively. Itaú Personnalité operates principally out of the former branches of BFB located in more prosperous cities.

The following table provides information as to our branch network, customer site branches and ATMs at December 31, 2002:

	Branches	CSBs	ATMs
Banco Itaú	1,609	758	15,468
Personnalité	61	-	121
Banerj	153	47	1,377
Bemge	216	1	293
Banestado	127	4	256
BEG	62	44	121

Total	2,228	854	17,636

The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2002:

Region	Branches	CSBs	ATMs
Southeast	1,395	539	12,764
South	482	185	2,661
Northeast	90	26	847
Centerwest	233	89	1,113
North	28	15	251

Total	2,228	854	17,636

Branches

As of December 31, 2002, we had a network of 2,228 full service branches throughout Brazil, which include branches acquired from Banerj, Bemge, Banestado and BEG, and our Itaú Personnalité branches. We have branches in municipalities representing over 84% of Brazil’s GDP at December 31, 2002. Although our branch network is national, our branches are concentrated heavily in the southeast of Brazil, the wealthiest and most populous region. At December 31, 2002, 88% of our branches were located in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, which collectively accounted for more than 66% of Brazil’s GDP. The branch network serves as a distribution network for all of the products and services we offer to our customers. We also offer credit cards, insurance plans and private retirement plans through our branches.

The opening of branches involves an extensive analysis of the market in question, the costs involved and the expected benefits, the presence of competitors in the same area and the social and economic conditions of the population we expect to reach. We constantly monitor the activity of our branches to ensure that they are properly addressing the needs of the customer in their respective locations. The opening of branches also involves the approval of the Central Bank.

Customer Site Branches, or CSBs

We operated 854 CSBs throughout Brazil at December 31, 2002. The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs. The CSBs represent a low cost alternative to opening full service branches. In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

Our full service branches and CSBs are linked through our telecommunications network. This network provides on-line, real-time access to customer-specific, product and general information and processing capacity for the completion of transactions.

ATMs

We operated 17,636 ATMs at December 31, 2002 for the use of our customers. The annual volume of the exclusive ATMs is approximately 950 million transactions. ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours. Our customers may exclusively conduct almost all account operations through ATMs, including withdrawals, deposits, electronic transfers, bill payments and investment fund transactions. ATMs are low cost alternatives to employee-based services and give us points of presence at costs significantly lower than branches. We also have arrangements with other network operators such as Cirrus and Maestro in connection with our ATM services. Through these relationships, our customers may withdraw money at additional ATMs located in cities throughout Brazil and abroad. In addition, non-Itaú customers can withdraw money at our ATMs.

Other Distribution Channels

We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through different electronic channels, which allow us to conduct our retail operations at a low transaction cost. These channels include:
•	Bankfone, our attended telephone services, with an annual volume of 40 million transactions,

•	Itaufone, our automated response telephone system, with an annual volume of 135 million transactions,
•	Bankline, our home and office computer banking system, with an annual volume of 344 million transactions,
•	Itaufax, which provides account information via facsimile transmissions, with an annual volume of 11 million transactions,
•	POS/PDV/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the point of sale, with 90 million transactions per year, and
•	various others, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

We entered into a strategic alliance with AOL Latin America, see “Item 4A – History and Development of the Company,” and launched a co-branded Internet access service at the beginning of 2001. It offers access to banking services, an exclusive customized financial channel and a complete package of AOL Internet services. The service is available to all our clients and employees throughout Brazil, 24 hours a day, seven days a week.

Risk Management

The Central Bank is looking to implement changes in regulations in financial institution risk management operations. The changes will be implemented according to the proposals set forth in the New Capital Agreement being discussed by the Basel Committee. The release of the New Capital Agreement is expected to be finalized by the fourth quarter of 2003 and fully implemented by 2007. The proposals in the agreement are based on the following principles of banking administration:
•	extension of the minimum capital requirements for coverage of the various risks based on models that better fit the internal models of financial institutions,
•	improvement of banking surveillance, and
•	significant expansion of the existing disclosure requirements.

We have anticipated these trends by developing and improving proprietary risk management systems which we believe are in compliance with the Central Bank’s regulations and with international practices and procedures. The models are based on the following elements:
•	economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions,
•	the quantification of market risks by value at risk (VaR), of credit risks by using credit scoring and proprietary rating models; and of operational risks by using internal statistical models,
•	the daily monitoring of positions in relation to pre-established risk limits, and
•	evaluations that identify alternatives for protection of eventual liquidity losses and contingency plans for crisis situations.

For more information on our risk management policies, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Risk management is under the responsibility of the following committees:
•	our senior credit committee, which sets overall credit risk policy and makes major credit risk decisions,

•	our financial executive committee, which sets policies and limits for market and liquidity risks, and monitors positions on a consolidated basis, and
•	our auditing committee, which monitors operating risk controls and compliance systems.

Market and Liquidity Risk Management

Market and liquidity risk is the responsibility of our financial executive committee. The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios. It also determines criteria for internal fund transfers and establishes minimum reserve limits for our various operating entities.

The management of liquidity allows us to simultaneously meet our operating requirements, protect our capital base and maintain maximum flexibility to take advantage of market and growth opportunities. We seek to manage mismatches in maturities in order to minimize risks associated with interest rates and foreign exchange rates, and establish strict control of market and liquidity risks associated with our proprietary trading activities. To achieve these goals, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends to attempt to preempt from adverse market movements. Our VaR model analyzes volatility and correlation of market rates on overnight basis. The model provides results at a 99% confidence level (2.33 standard deviations). We seek to improve our risk management techniques by back testing our results. In addition, we estimate potential losses under stress conditions, to be used as a reference to limit our overall risk exposure. See “Item 11 – Qualitative and Quantitative Disclosures About Market Risk – Market Risk.”

The financial executive committee analyzes the statement of income and risk information on a weekly basis and establishes overnight limits for our maturity mismatches, interest rate positions and foreign currency risk positions. It takes into account correlations across different markets. Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered into risk models. In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

Credit Risk Management

Our credit risk management is centralized and carried out by a specific area. Our senior credit committees define the credit policies of the different segments, where the wholesale is concentrated on Itaú-BBA, established after the association with BBA, and the retail, small and medium companies are concentrated on Banco Itaú. The committee establishes standards and limits, fixes risk classifications and oversees the credit operation approval process. In the case of very large credit operations, the financial executive committee must also consult with the senior credit committee. In addition, the senior credit committee analyzes cases which have received the negative opinion of at least one of the members of the credit committee or cases with greater significant or special features. In order to keep consistency within the Itaú conglomerate, there are senior credit representatives of both Itaú-BBA and Banco Itaú in the committees.

The credit committees are responsible for defining policies for the different segments, classifying risks, setting credit limits for loans, financing, guarantees and securities and overseeing the comprehensive credit approval process and scoring models. Credit committees are responsible for approving and disseminating orientation and technical standards. They also follow and analyze their clients’ financial and economic changes, evaluate the guarantees of the transactions and supervise collection proceedings for clients whose payments are in arrears.

We have a highly structured set of procedures and tools for credit approvals, including our internal rating system for clients. They differ for the various categories of customers (i.e., retail, Itaú Personnalité, private banking, small business, middle market and corporate customers) and in the case of the recently association with BBA, the process and criteria are under review in order to define the best solution considering the differences and expertises of both banks. Applications for credit limits or a loan are distinct processes. Before a loan is funded, the account officer responsible for the disbursement has to review the application and ensure that all relevant conditions precedent, including the granting of security where appropriate, are met.

Within the retail and small business operations, most types of loans to individuals and small companies are subject to our automated credit process. When an account is established with us, we obtain information about the customer’s income, wealth, professional standing (in the case of individuals), credit record and relationship history. Based on this data and advanced credit and behavioral scoring models, we assign each customer an aggregate credit limit. Within that aggregate credit limit, credit is available up to specified amounts for different types of advances. If the customer seeks a credit line in excess of the assigned limit, and the requested line is within the permitted discretion of the account manager, then this credit line may be granted. The credit approval and limit are updated periodically, based on the client’s relationship history. The client must provide new credit information to us at least annually. The automated credit process applies to overdraft accounts, credit cards, consumer and personal loans and automobile financing.

There is a different credit review process for credit greater than that available through the automated credit process and for categories of customer or types of credit not subject to the automated credit process, including credit operations in the middle market and corporate segments. In these cases, we examine each application individually, verify data and carry out traditional credit analysis methodologies. This process has not suffered any relevant changes after the BBA association.

In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the high middle market (with annual revenues in excess of R$50 million) and corporate segments. We analyze information in order to assign an internal credit rating based on eight separate risk classifications. The rating process is under review due to the association with BBA. We aim at obtaining the best criteria considering the best approaches currently in place for both institutions. Within this high middle and corporate segment, we currently have ratings for approximately 3,000 business groups comprising approximately 20,000 companies. The rating system is a tool to assist the credit review process and it is not a classification to automatically grant the customer a pre-approved limit. We are prepared to grant credit to companies with annual revenues below R$25 million on a non-classified basis. This is subject to certain considerations, including a balance sheet analysis and the existing relationship with the customer. Credit assignments are reevaluated at least on a yearly basis, or sooner if something comes to the attention of the credit area.

We assign each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Credit managers may approve values between R$200,000 and either R$2.5 million or R$5 million (if two credit managers are acting together), depending on the rating attributed to the borrower under the automated credit process. For loans between R$3 million and R$12 million, approval must be given by a credit director. Loans between R$10 million and R$60 million require approval from the financial executive credit committee, and may require approval from the senior credit committee, depending on the terms of the proposed loan and the credit rating of the proposed borrower. In addition, any loan higher than R$50 million is subject to the approval of the senior credit committee.

Due to the integration process of Itaú-BBA, the policy and procedures are under scrutiny. The present Itaú-BBA credit decision process is also based on the rating and size of the loan. There is no individual authority and the lowest credit authority is represented by two commercial directors and the credit director/credit representative, who, together, can approve up to R$75 million, depending on the risk rating. The highest credit authority within Itaú-BBA is represented by the commercial vice-president and the credit director, who, together can approve up to R$100 million, depending on the risk rating. Any loan out of Itaú-BBA credit authority has to be submitted to the approval of Banco Itaú senior credit committee.

After we have granted a loan to a customer, we have a series of monitoring procedures in place to alert the account manager of any irregularities. The account manager automatically receives information reflecting negatively on a customer’s account, including any payment defaults by a customer and the passing of fraudulent checks by a customer. The account manager afterwards has a certain period of time to contact the customer and determine a proper course of action.

Operational Risk Management

Operational failures can arise in different ways including, processing errors, improper behavior of employees, frauds, interruption of activities, among others. We have rigid policies and control mechanisms that are intended to create an adequate control environment, which is capable of monitoring operational risk in a consistent manner, and guarantee mitigation of them.

In anticipation of rules of the New Basel Agreement, we are developing a sophisticated database to provide information on operational losses. It consists of two modules.

The first module, which is primarily focused on the management of operational risk, has already been implemented. It permits a standard registration for events involving operational errors that have a material financial impact or which result in a risk to the our image. This tool, which is used in conjunction with the CSA system (Control Self Assessment), allows the managers of each line of business, in cooperation with compliance officers, to identify the risk incurred and a quick and encompassing response with respect to problematic processes. Remedial action is taken in relation to the effects of the specific occurrence. Notwithstanding, and even more importantly, preemptive actions are implemented in relation to the cause of such risks, thus avoiding fallbacks. This system has provided us with very good results due to the actions of managers in relation to the various processes that have presented errors. There was also an increase in integration among areas, thus promoting transparency with respect to activities and increased awareness of the importance of operational risks when decisions related to new businesses, activities, and products are made.

The second module, which is currently in its implementation stage, focuses on control of those operational risks and includes a database of operational losses. The database is used on statistical models to measure and control operational risks. They will not only be based on past occurrences, but will also estimate the impact of potential high risk processing errors. The models being developed are also perfectly aligned with the proposals under discussion by the Basel Committee and they are expected to be ready for use when the New Agreement goes into effect, improving processes for setting up provisions for expected losses and allocation of capital for unexpected losses by business unit and nature of event.

In addition, we are currently developing mechanisms that permit more adequate allocation of capital to individual business lines. They will individually consider the level of control and quality of processes, thus allowing refinement of pricing for products and services offered by the institution.

As a consequence of the development of these mechanisms for control and management on operational risk, we expect to comply with requirements of regulatory agencies and strengthen our image as a solid and trustworthy bank that adapts rapidly to changes and anticipate trends.

Insurance Underwriting and Portfolio Risk Management

Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business. This approach is designed to maintain high quality underwriting and pricing discipline. In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on proprietary data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation. This information provides specialized knowledge about industry segments and helps analyze risk based on account characteristics and pricing parameters. With respect to auto insurance, we use information from the applicant and take into account factors such as gender, age, driving experience and use of the vehicle. The information is applied to rating programs used by independent selling agents and other channels.

Funding

Main Sources

Our principal source of funding is deposits from the Brazilian public, including individuals and businesses. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits sold to customers and interbank deposits from financial institutions. As of December 31, 2002, total deposits amounted to approximately R$31 billion representing 55.0% of total funding. Our savings deposits represent our major source of funding which, as of December 31, 2002 accounted for 60.9% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2002 and 2001:

	As of December 31,
	2002		2001
	Millions of R$	% of total funding	Millions of R$	% of total funding
Demand deposits	9,361	16.9	6,810	13.6
Savings deposits	18,592	33.5	16,782	33.4
Time deposits	2,454	4.4	1,949	3.9
Deposits from banks	98	0.2	423	0.8

Total deposits	30,505	55.0	25,964	51.7
Federal funds purchased and securities sold under repurchase agreements	3,381	6.1	8,398	16.7
Commercial Paper	—	—	297	0.6
Trade finance borrowings	3,469	6.2	3,276	6.5
Mortgage notes	—	—	353	0.7
Securities issued by us sold to customers under repurchase agreements	5,859	10.6	3,790	7.6
Other short—term borrowings	29	0.1	99	0.2
Total short—term borrowings	9,357	16.9	7,815	15.6
Local on—lendings	3,314	6.0	3,327	6.6
Euronotes	548	1.0	714	1.4
Fixed rate notes	1,148	2.1	747	1.5
Commercial Paper	144	0.2	190	0.4
Mortgage notes	—	—	171	0.3
Trade financing borrowings	2,348	4.2	1,290	2.6
Debentures	164	0.3	154	0.3
Subordinated debt	2,937	5.3	1,441	2.9
Diversified payments right	1,423	2.6	—	—
Other long—term debt	168	0.3	7	—
Total long—term borrowings	12,194	22.0	8,041	16.0

Total	55,437	100.0	50,218	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2002 and 2001:

	As of December 31, 2002
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(in millions of R$)
Non—interest bearing deposits	9,361	—	—	—	9,361

Demand deposits	9,361	—	—	—	9,361
Interest bearing deposits	19,400	1,055	195	494	21,144

Deposits from banks	98	—	—	—	98
Savings deposits	18,592	—	—	—	18,592
Time deposits	710	1,055	195	494	2,454

Total	28,761	1,055	195	494	30,505

	As of December 31, 2001
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(in millions of R$)
Non—interest bearing deposits	6,810	—	—	—	6,810

Demand deposits	6,810	—	—	—	6,810
Interest bearing deposits	17,957	406	416	375	19,154

Deposits from banks	228	79	116	—	423
Savings deposits	16,782	—	—	—	16,782
Time deposits	947	327	300	375	1,949

Total	24,767	406	416	375	25,964

The following table sets forth the mix of the individual and corporate deposits at our domestic offices, divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total deposits) as of December 31, 2002, 2001 and 2000:

	As of December 31,
	2002	2001	2000
Retail	60.1%	87.2%	91.8%
Personnalité	5.5	2.2	1.2
Middle market	8.1	4.9	4.0
Corporate	26.3	5.7	3.0

Total	100.0%	100.0%	100.0%

Other Sources

We also act as a financial agent for Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank. As of December 31, 2002, we participated as on-lender in BNDES-financed transactions valued at approximately R$3.3 billion. See “– Operations – Banking – Corporate and Investment Banking.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2002, our total import and export funding was approximately R$5.8 billion.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2002, we had approximately R$1.9 billion outstanding of structured and financial transactions. Our international operations, including our Grand Cayman and New York branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “– Operations – Banking – International Operations.”

In 2001, we obtained funds through the issue of subordinated Euronotes, denominated in U.S. dollars and Japanese Yen. As of December 31, 2002, the outstanding amount of this issue was R$1,449 million. We also issued non-convertible real-denominated debentures. As of December 31, 2002, the outstanding amount of this issue was R$1,489 million.

During 2002, we generated additional funds for our operations through the resale to our customers of our securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the CDI interbank rate. Total funding under this financial product as of December 31, 2002 amounted to R$5.9 billion.

In March and July 2002, we entered into securitization transactions relating to our non-Brazilian diversified payment order in the amounts of US$250 million and US$150 million, respectively. These transactions are essentially secured loans collaterized by our current and future payment orders. We believe that the effective interest rate under these transactions, 0.70% and 0.65% above Libor, respectively, are lower than could otherwise be obtained through other available financing alternatives.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

Over the last six years, we have made technology investments of R$1.8 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

Competition

     General

The beginning of 2003 has been characterized by increased competition and consolidation in the financial institution industry. For example, in January 2003, Banco Bradesco acquired the assets of the Brazilian operations of Banco Bilbao Vizcaya Argentaria for approximately R$2.1 billion and also the R$7.0 billion asset management portfolio of JP Morgan Chase in Brazil for approximately R$150.0 million. In April 2003, ABN AMRO announced that is finalizing negotiations for the acquisition of the operations of Banco Sudameris in Brazil.

Retail Banking

The markets for financial and banking services in Brazil are highly competitive. At December 31, 2002, there were 143 multiple-service banks, 23 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco, Unibanco, Banco Santander and ABN-AMRO, dominate the private multiple services banking sector. At December 31, 2002, we accounted for more than 58% of the Brazilian multiple services private banking sector’s total assets. We also face competition from public-sector banks. Banco do Brasil S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 31% of the banking system’s total assets at December 31, 2002.

The Brazilian banking industry has also faced increasing competition from foreign banks. Earlier, certain large United States banks, such as Citibank and BankBoston, established significant presences in Brazil. Most recently, other large foreign financial groups, such as HSBC, ABN AMRO and Santander Central Hispano, have gained entry into the Brazilian market through the acquisition of various Brazilian financial institutions.

The federal government has announced that it intends to privatize certain state-owned banks in the near future. These privatizations may trigger the acquisition of other Brazilian banks, leading to further consolidation of the industry and increased competition. Although we believe we are well positioned to compete in this new environment.

Credit Cards

The Brazilian credit card market is highly competitive, consisting of approximately 100 credit card issuers of varying sizes. The primary competitors of Itaucard and Credicard are Banco Bradesco, Banco do Brasil, Unibanco and Banco ABN AMRO Real. We believe that the primary competitive factors in this market are brand, price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and name recognition. Co-branded cards, particularly with companies that offer rewards, discounts, or airline mileage programs are increasingly being adopted by credit card companies to expand their client base. We have made the decision not to engage in co-branding, believing that the Itaú name is so well recognized that it is unnecessary for us to seek market acceptance through the use of other brands.

Asset Management

The asset management industry in Brazil is still in an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes established banks such as Banco do Brasil, Banco Bradesco and Unibanco as well as several other participants such as Citibank, BankBoston, HSBC, ABN AMRO Real and Banco Safra.

Insurance

The Brazilian insurance market is highly competitive. As of December 31, 2002, this industry consisted of approximately 130 insurance companies of varying sizes. Our primary competitors in this sector are Sul América Seguros, Bradesco Seguros, Porto Seguro Seguros, Unibanco AIG Seguros and AGF Brasil Seguros. At December 31, 2002, we represented approximately 8.4% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presences in their respective region.

Private Retirement Plans

The private retirement plan sector is undergoing numerous regulatory changes. See “– Operations – Insurance, Private Retirement and Capitalization Plans – Private Retirement Plans” for more information. Our primary competitors in this sector are private retirement plan companies controlled by large commercial banks such as Banco Bradesco, Unibanco and Banco do Brasil, which, like us, take advantage of their extensive branch network to gain access to the retail market.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964, through the banking reform law. This legislation created Conselho Monetário Nacional–CMN, the national monetary council, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. The Conselho Monetário Nacional–CMN is chaired by the Minister of Finance and includes the Minister of Planning and Budget and the President of the Central Bank.

The Banking Reform Law

Overview

The banking reform law regulates the National Financial System, which is composed of the Conselho Monetário Nacional–CMN, the national monetary council, the Central Bank, Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social–BNDES (the government-controlled development bank) and numerous public- and private-sector financial institutions. This law grants to the Conselho Monetário Nacional–CMN the power to control lending and capital limits, approve monetary budgets, establish foreign exchange and interest rate policies, oversee activities related to the stock exchange markets, regulate the constitution and functioning of, among others, public- and private-sector financial institutions, grant authority to the Central Bank to issue paper money and establish reserve requirement levels, and sets forth general directives pertaining to the banking and financial markets.

Principal Limitations and Restrictions on Financial Institutions

Under the banking reform law, financial institutions may not:
•	operate in Brazil without the prior approval of the Central Bank;
•	invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the Conselho Monetário Nacional-CMN. Those investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank;
•	own real estate unless the institution occupies that property. When real estate is transferred to a financial institution in satisfaction of debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
•	lend more than 25% of their adjusted Reference Capital to any single person or group;

•	grant loans to or guarantee transactions of any company which holds more than 10% of their capital, except under certain limited circumstances and subject to the prior approval of the Central Bank; and
•	grant loans to or guarantee transactions of any company in which they hold more than 10% of the capital, except for loans to leasing subsidiaries.

Special Provisions Relating to Capital Structure

Financial institutions may be organized as branches of foreign corporations or corporations that may have their capital divided into voting and non-voting shares, but no more than 50% of their capital may be represented by non-voting shares.

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the Conselho Monetário Nacional–CMN, the national monetary council, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s by-laws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in connection with any transaction resulting in a change of control of a financial institution. The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and compulsory reserve requirements.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semiannual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with Central Bank rules, all of which should be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the Comissão de Valores Mobiliários–CVM, the Brazilian securities commission which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. Under Central Bank rules, we are required to rotate the auditors of our financial statements prepared in accordance with the accounting practices adopted in Brazil every four fiscal years.

Capital Adequacy Requirements

Since January 1995, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy, modified as described below.

In general, the Basel Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8%. At least half of the required capital must consist of Tier 1 capital, and the balance must consist of Tier 2 capital. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely tracks the provisions of the Basel Accord. Among the key differences between Brazilian legislation and the Basel Accord are:

•	the minimum ratio of capital to assets determined on a risk-weighted basis is 11%;
•	the risk-weighting assigned to certain assets and credit conversion amounts differs slightly from those set forth in the Basel Accord; and
•	the ratio of capital to assets of 11% mentioned above must be calculated based on the consolidation of all financial subsidiaries (partial consolidation basis), as well as from July 2000 on a fully consolidated basis, i.e., including all financial and non-financial subsidiaries; in making these consolidations, Brazilian financial institutions are required to take into account all investments in Brazil or abroad whenever the financial institution holds, directly and indirectly, individually or together with another partner, (i) rights that ensure a majority on corporate resolutions of the invested entity, (ii) power to elect or dismiss the majority of the management of the invested entity, (iii) operational control of the invested company characterized by common management, and (iv) effective corporate control of the invested entity characterized by the total of the equity participation held by its management, controlling individuals or entities, related entities and the equity participation held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions which are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes.

For limited purposes, the Central Bank establishes the criteria for the determination of Reference Capital for Brazilian financial institutions. In accordance with those criteria, the capital of the banks is divided into Tier 1 and Tier 2 capital.
•	Tier 1 capital is represented by the net worth plus positive result account and less negative result account, excluding the revaluation reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock and the preferred redeemable stock.
•	Tier 2 capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments. As mentioned above, Tier 2 capital must not exceed Tier 1 capital.

The Reference Capital is represented by the sum of Tier 1 and Tier 2 capital and will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Foreign Currency Exposure

The total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, will not exceed 30% of their adjusted net worth.

Liquidity and Fixed Assets Investment Regime

The Central Bank prohibits Brazilian multiple-service banks, including our bank, from holding, on a consolidated basis, permanent assets in excess of 70% of their adjusted Reference Capital. This threshold was reduced to 60% on June 30, 2002 and 50% on December 31, 2002. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

A financial institution may not extend loans or advances, grant guarantees, underwrite or hold in its investment portfolio securities of any client or group of affiliated clients which, in the aggregate, exceed 25% of the financial institution’s adjusted Reference Capital.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, debt purchase and assumption transactions. Reserves for demand deposits are not remunerated.

Treatment of Overdue Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the client, the terms and conditions of the relevant transaction and the period of time during which the transaction has been in arrears, if any. Transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification.

Credit classifications must be reviewed on a monthly basis and, without prejudice to additional provisions which are deemed necessary by management of those financial institutions, provisions should be made which vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100% in the case of level H transactions.

Credit transactions involving customers whose debts do not exceed R$50,000 may be classified according to the more stringent of the financial institution’s own evaluation method and the Central Bank’s delay in payments criteria.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period of time after which these deductions may be made depends on the amounts involved and the type of transaction.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities) if for the purpose of on-lending those funds in Brazil to Brazilian corporations and financial institutions or investing in the Brazilian market. Otherwise, funds obtained in the international markets can be held offshore and utilized for other types of transactions. The Central Bank may establish a minimum term for borrowings of foreign currency. Currently, there is no minimum term requirement, but international fundings that last in Brazil for a period shorter than 90 days are subject to a tax on financial transactions at a rate of 5% levied on the notional amount in local currency of the foreign currency exchange contract entered into for the inflow of resources. The Central Bank may establish minimum term requirements at any time in the future.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior electronic declaratory registration through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the particular foreign exchange market on which the transactions are carried out, the foreign exchange sale positions held by those institutions, as well as the shareholders’ equity of the relevant institution. Financial institutions in Brazil are subject to the following limits:
•	Long position: US$6 million by institutions authorized by the Central Bank to carry out transactions on the floating and commercial rate markets; US$1 million by institutions authorized by the Central Bank to carry out transactions only on the floating market, such as tourism agencies. Amounts exceeding these limits are required to be deposited with the Central Bank; and

•	There are no limits on the foreign exchange short positions of financial institutions authorized to operate the foreign exchange markets, provided that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by such financial institutions shall not exceed 30% of their adjusted net worth.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in entities outside Brazil, it must:
•	obtain the prior approval of the Central Bank, and
•	provide to the Central Bank a declaration by the foreign supervisory authority (in the case of foreign offices, financial subsidiaries and other financial-related entities (e.g., leasing and broker dealers)) or by the executive officers and board of directors of the Brazilian financial institution (in the case of equity interests in non-financial entities) guaranteeing the provision to the Central Bank of information, data and documents relating to the operations and accounting records of those offices or entities.

The operational limits of those Brazilian financial institutions are assessed on a consolidated basis.

In May 2000, the Conselho Monetário Nacional–CMN, the national monetary council, established rules and procedures relating to the operation and maintenance of existing branches or subsidiaries abroad and the direct and indirect investment by Brazilian financial institutions in foreign financial institutions, including:
•	the Brazilian financial institution will have been in operation for at least six years,
•	the Brazilian financial institution’s paid-up capital and net worth will not be less than the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300% of the minimum paid-up capital and net worth required by Central Bank regulations for commercial banks, and
•	the Brazilian financial institution will present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

Financing for Housing Purposes

As a universal bank holding a real estate financing portfolio, we are required by law to provide a certain level of financing for housing purposes. A portion of the funds deposited in our savings accounts has to be used for real estate financing transactions, including financing transactions within the Brazilian financial housing system (SFH-Sistema Financeiro da Habitação) whose goal is to grant real estate financing transactions to lower income individuals at reduced interest rates. The remaining amount may be used in other financing transactions at regular market rates, provided that at least half is used for real estate financing transactions.

Regulation of Independent Auditors

On May 29 2003, the Central Bank adopted Resolution 3081which regulates the services offered by independent auditor to financial institutions. The main changes are the following:
•	mandatory audit review of quarterly financial information provided to the Central Bank;
•	the financial institution will have to appoint one executive officer, which is technically qualified to supervise together with the Central Bank the applicability of the rules and who will be responsible for delivering any information and responsible for reporting any eventual fraud or negligence, notwithstanding any other applicable regulation;

•	definition of certain services where the independent auditor will not be able to offer due to lack of independence, following the standards already required by the CVM;
•	the rotation of the independent auditor firm every five years. The same firm can only be hired again after three years;
•	financial institutions that present reference capital equal or above R$200 million will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge. The members of the audit committee will only be allowed to be part of the committee again after three years from the five year office term. The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, recommend the improvement or change of policies and procedures, among other responsibilities. From December 31, 2003, each audit committee must publish a summary of the audit committee report, together with the six-month financial statements.
•	the hiring of the independent auditor is subject to the certification issued by the CFC (Conselho Federal de Contabilidade), together with the Ibracon, of team members with management responsibility; and
•	the independent auditor is responsible for the issuance of the audit report on the financial statements, a report on the evaluation of internal controls and systems and a report presenting transgressions to the rules and regulations which may have a significant impact on the financial statements or operations of the entity. These reports must be available for inspection by the Central Bank.

Taxation of Financial Transactions

The following discusses the main taxes that are imposed on financial transactions.

IOF (Imposto Sobre Operações Financeiras)

The IOF is a tax on financial transactions. IOF rates have been altered from time to time in accordance with the government’s policy of either restricting or encouraging capital inflows from abroad and restricting credit to individuals. Foreign-sourced loans with a term of less than 91 days are subject to a 5% IOF tax rate levied at the time of the foreign exchange transaction. Individuals and legal entities are currently required to pay 1.5% IOF tax per year on any financing, including credit financing, discounts and factoring transactions. An IOF rate of 2.0% is currently imposed on foreign exchange transactions related to the payment of credit card expenses abroad. The current regime does not impose IOF on privatization funds, fixed income funds, interbank transactions involving financial institutions located abroad and local financial institutions authorized to deal in foreign exchange by the Central Bank and the creation of short-term deposits by foreign entities with Brazilian financial institutions.

CPMF (Contribuição Provisória Sobre a Movimentação ou Transferência de Natureza Financeira)

The CPMF is a tax on financial transactions currently imposed on any bank account debit, at a current rate of 0.38%. Proceeds resulting from its collection are used to fund the national health program and a national program to eliminate poverty. The CPMF is a tax on financial transactions imposed on certain bank account debits.

The CPMF was set to expire in June 2002, but was extended until December 31, 2004 by constitutional amendment no. 37/02, enacted on June 13, 2002. This amendment also established a tax rate of 0.38% from June 18, 2002 until December 31, 2003, and in 2004 the tax rate shall decrease to 0.08%. In addition, since July 13, 2002, the CPMF is no longer levied on withdrawals from the following accounts:

(i)	checking accounts maintained by the following types of entities: clearance and settlement houses and companies, securitization companies, and corporations with the exclusive purpose of acquiring credits from transactions in the financial market;

(ii)	checking accounts used in connection with transactions and contracts entered into with financial institutions, security brokerage companies, securities distribution companies and merchant brokerage companies, under:

–	stock purchase and sale transactions effected through stock exchanges or over-the-counter markets; or

–	contracts based on stocks, stock indexes, mercantile and commodities futures;

(iii)	foreign investors’ accounts, relating to capital remittances to Brazil and remittances abroad of financial resources exclusively employed in the transactions and agreements referred to above.

IRF (Imposto de Renda na Fonte)

The IRF is a tax on financial transactions imposed on income from fixed rate financial transactions and income from financial transactions on the Brazilian stock exchange. Income from fixed rate financial transactions is subject to a tax rate of 20%. Income from financial transactions on the Brazilian stock exchange is currently subject to a tax rate of 20%.

Proposed Tax Reform

The Brazilian president Luiz Inácio Lula da Silva presented to Congress on April 30, 2003, the proposal for a tax reform that intends to reduce public debt through an increase in the levied tax amount. The main points of his proposal include:

(i) an increase in the rate of banks and financial institutions’ CSLL (Contribuição Social sobre o Lucro Líquido) in order to become the same or higher in comparison with other economic sectors,

(ii) a Contribuição Previdenciária Patronal charge over the total or partial amount of revenues or aggregated amount,

(iii) the change of status of the CPMF (Contribuição Provisória sobre a Movimentação ou Transferência de Natureza Financeira) to become a permanent tax with a minimum and maximum rate of 0.08% and 0.38%, repectively,

(iv) a progressional increase in the rate of the tax over inheritance and donations,

(v) changes in the ICMS (Imposto sobre Circulação de Mercadorias e Serviços) legislation in order to prevent disputes among the various states, and

(vi) the jurisdictional transfer of the ITR (Imposto sobre Propriedade Territorial Rural) from a federal to a state tax.

Foreign Investment

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions, i.e., financial institutions which operate and have a head office off-shore, is prohibited, except when duly authorized by the Brazilian government, in which case they should take into account international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions, by either individuals or companies, is permitted only if specific authorization is granted by the Brazilian government, which authorization may be granted in light of international treaties, the policy of reciprocity or the interest of the Brazilian government.

Once due authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:
•	foreign and Brazilian investors must be treated equally, unless expressly otherwise provided for under applicable legislation,
•	any foreign entity that directly owns, among other assets, shares of Brazilian companies, shall procure its registration with CNPJ (the corporate taxpayer registry),
•	foreign direct investments must be registered electronically with the Central Bank through the Module RDE-IED of the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank, as well as subsequent investments, repatriations and profit remittances,
•	the Central Bank may, from time to time, require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil, and
•	Brazilian companies must provide the breakdown in their financial statements of the relevant foreign investments, obligations and credits.

In December 1996, President Fernando Henrique Cardoso issued a decree authorizing the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the Conselho Monetário Nacional–CMN, the national monetary council, approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions.

Insolvency Laws

General

Bankruptcy Proceedings

Bankruptcy proceedings may be commenced if it can be established that the company is in default on any obligation which entitles its creditors to obtain a summary judgment in court or if the company practices a bankruptcy act under Brazilian law, such as fraud. Once a bankruptcy proceeding commences, a petition is made to the court requesting a receivership order for the protection of the bankrupt entity’s assets. Upon receipt of the order, the property of the debtor is vested in an official receiver and remains under his administration until the end of the bankruptcy proceedings.

Preferred/Priority Claims

Employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt entity. Subject to super-priority conferred on other debt by special legislation, other claims are then accorded priority in the following order:
•	secured debt,
•	debt with special privilege over certain assets,
•	debt with general privilege,
•	unsecured debt, and

•	subordinated debt.

Insolvency Laws Specific to Financial Institutions

Central Bank Intervention

The Central Bank has the power to intervene in the operations of any financial institution, with the exception of financial institutions controlled by the federal government. The Central Bank may intervene at its discretion if it can be established that:
•	due to mismanagement, the financial institution has experienced losses which may present a risk to its creditors,
•	the financial institution has consistently infringed upon Brazilian banking laws or regulations and the Central Bank determines that such infringement is continuing, or
•	any of the grounds under which court bankruptcy can be commenced are verified and intervention is a feasible alternative to avoid the administrative liquidation of the financial institution.

Liquidation Proceedings

The Central Bank may carry out a liquidation if:
•	debts of the financial institution are not being paid when due,
•	the insolvency of the financial institution can be presumed under Brazilian insolvency laws,
•	the management of the relevant financial institution has seriously infringed upon Brazilian banking laws or regulations,
•	upon cancellation of its authority to operate, a financial institution’s statutory liquidation proceedings are not carried out in due course or are carried out with delay, representing a risk to its creditors, or
•	the financial institution has experienced losses which may pose a risk to its unsecured creditors.

Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervenor appointed by the Central Bank in the intervention proceeding.

In June 2003, a bill that may change considerably the current rules applicable to bankruptcy and insolvency proceedings was submitted to the Brazilian national congress for discussion and approval. This bill intends to modernize the bankruptcy and insolvency legislation and, among other changes, creates new procedures regarding a company’s financial reorganization. If approved by the Brazilian congress, these new rules may have an impact in the current applicable interest rates and banking spreads.

Deposit Insurance, Credit Guarantees and Liquidity Assistance

In November 1995, the Brazilian government created the Fundo Garantidor de Créditos–FGC, the credit guarantee fund, to guarantee customer deposits with financial institutions in case of intervention or liquidation of such financial institutions. The Fundo Garantidor de Créditos–FGC is administered by a board of directors, the members of which are appointed by the Confederação Nacional de Instituições Financeiras–CNF, the national confederation of financial institutions. The Fundo Garantidor de Créditos–FGC is funded by mandatory contributions by Brazilian financial institutions, which are required to contribute monthly to the Fundo Garantidor de Créditos–FGC an amount equal to 0.025% of the balance of the accounts guaranteed by that fund. The proportion of the contribution given by each financial institution depends on the total amount held in those accounts as specified by the Central Bank. The total amount of credits held by each entity or individual against a financial institution (or against financial institutions of the same financial group) is guaranteed by the Fundo Garantidor de Créditos–FGC up to a maximum of R$20,000. When the assets of the Fundo Garantidor de Créditos–FGC reach 5% of the total amount covered by the guarantee, the Conselho Monetário Nacional–CMN, the national monetary council, may suspend or reduce, temporarily, the percentage of contribution of the financial institutions to the Fundo Garantidor de Créditos–FGC mentioned above.

In January 2000, the Brazilian government created a special line of credit with the Central Bank (redesconto) to assist multiple-services banks, commercial banks and savings and loan associations in purchasing and reselling securities, credits and credit rights derived from the assets of those institutions.

Privatization of State-Controlled Banks

In order to reduce the participation of Brazilian states in banking activities, the Brazilian government has established certain procedures for the privatization, liquidation or transformation into non-financial institutions of financial institutions currently controlled by Brazilian states.

The Brazilian government, subject to certain conditions relating to the guarantees to be provided by the Brazilian states, may, at its discretion:
•	acquire control of a relevant financial institution for the exclusive purpose of its privatization or liquidation,
•	finance the liquidation or transformation of a financial institution into a non-financial institution when such action is instituted by its controlling shareholder,
•	finance any prior adjustments necessary for the privatization of a financial institution,
•	purchase contractual credits held by a financial institution against its controlling shareholder and entities controlled by that shareholder and refinance those credits, and
•	under exceptional circumstances, upon the prior approval of the Conselho Monetário Nacional–CMN, the national monetary council, and subject to the fulfillment of certain conditions by the relevant Brazilian state, finance a capitalization program aimed at improving the management of the financial institution and limited to 50% of the amount of necessary funds.

Leasing Regulations

The laws and regulations issued by the Central Bank with respect to financial institutions, including reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), the Superintendency of Private Insurance (Superintendência de Seguros Privados–SUSEP) and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar–ANS). With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social). Insurance companies sell policies to qualified brokers. In accordance with recent changes in Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company which is subject to the rules of the Agência Nacional de Saúde Suplementar–ANS, the superintendency of health private insurance.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to the rules of the Conselho Monetário Nacional–CMN, the national monetary council, regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by Superintendência de Seguros Privados–SUSEP, or by Agência Nacional de Saúde Suplementar – ANS, the insurance sector regulator, except for procedures verifying the sufficiency of assets for the payment of unsecured credits or relating to the practice of acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies. There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under Superintendência de Seguros Privados–SUSEP rules. The following three significant changes recently occurred in the reinsurance market:
•	the Brazilian Congress amended the Constitution to eliminate the monopoly of Instituto de Resseguros do Brasil–IRB, the reinsurance institute of Brazil, in the reinsurance market which exists since 1939,
•	a law transformed the Instituto de Resseguros do Brasil–IRB into a corporation, IRB Brasil Resseguros S.A. (it was previously a state-controlled company whose capital was owned equally by federal social security agencies and Brazilian insurance companies), and
•	Instituto de Resseguros do Brasil–IRB was included in the Brazilian privatization program.

Upon the adoption of an implementing law, private companies, including foreign companies, would be allowed to offer reinsurance in Brazil. However, we do not know when the privatization of Instituto de Resseguros do Brasil–IRB will occur.

Proposed Legislation Establishing Constitutional Limits on Interest Rates

In March 1995, the Brazilian Senate approved a bill regulating the provisions of Article 192(3) of the Brazilian 1988 Federal Constitution. This article provided for a 12% per annum ceiling on real rates of interest on credit extended by financial institutions in Brazil. The bill established that the maximum real interest rate to be charged by financial institutions in Brazil (including fees and commissions) in connection with credit transactions would not exceed 12% per annum. The bill was pending approval from the house of representatives. In accordance with amendment N° 40/03 to the Brazilian federal constitution promulgated by a joint session of Brazilian house of representatives and Brazilian senate on May 31, 2003, the provisions regarding the ceiling on real rates of interest, Article 192(3), were removed from the Brazilian federal constitution. Thus, the 1995 bill has no effect anymore and any ceiling on real rates of interest on credit extended by financial institutions in Brazil shall be subject to a new bill if the Brazilian congress deems necessary to regulate the matter.

Other Recent and Prospective Regulatory Changes

In the second quarter of 2003, the Brazilian executive branch has sent to Brazilian congress federal constitutional amendment proposals regarding a social security reform (measures designed to decrease public expenditure both for public-sector and for private-sector employees) and a tax reform (measures designed to simplify the tax legislation and reduce the number of taxes levied on consumption of goods and services, while maintaining the current overall levels of tax assessment). Furthermore, the Brazilian Executive Branch intends to propose a labor legislation reform.

The Brazilian Federal Constitution reforms included in the proposals will have to be formally approved by the relevant legislative bodies before their actual implementation. These reforms, if passed, may deeply enhance and facilitate national development.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5 – Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2002, 2001 and 2000, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 1999 and 1998.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using daily book balances for the year ended December 31, 2002 and month-end book balances for the years ended December 31, 2001 and 2000.

Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis.

Additionally, fees received for various loan commitments are included in interest income on loans. These amounts are not considered significant.

	December 31,
	2002			2001			2000
	(in millions of R$, except percentages)
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Total interest-earning assets	58,272	14,556	25.0%	49,541	10,768	21.7%	38,400	7,682	20.0%

Interest-bearing deposits in other banks	6,434	927	14.4%	4,231	766	18.1%	3,866	670	17.3%
Securities purchased under resale agreements and federal funds sold	7,215	1,858	25.8%	7,916	1,958	24.7%	5,338	1,075	20.1%
Central Bank compulsory deposits	2,998	420	14.0%	2,461	233	9.5%	2,236	192	8.6%
Trading assets and securities:	13,037	3,390	26.0%	11,682	1,608	13.8%	11,314	1,679	14.8%
Trading assets, at fair value	5,355	1,795	33.5%	6,710	1,314	19.6%	8,334	1,406	16.9%
Available for sale securities, at amortized cost	7,555	1,532	20.3%	4,866	264	5.4%	2,708	226	8.4%
Held-to-maturity securities, at amortized cost	127	63	49.6%	106	30	28.3%	272	47	17.3%
Loans and leases	28,588	7,961	27.9%	23,251	6,203	26.7%	15,646	4,066	26.0%

Total non-interest-earning assets	23,987			22,510			13,053

Cash and due from banks	3,126			3,931			2,906
Central Bank compulsory deposits	3,350			2,148			1,880
Non-performing loans	1,329			1,094			649
Allowance for loan and lease losses	(2,621)			(1,810)			(1,345)
Premises and equipment, net	2,800			2,718			2,607
Investments in unconsolidated companies	1,029			674			575
Goodwill and other intangibles, net	1,286			970			606
Other assets	13,688			12,785			5,175

Total assets	82,259			72,051			51,453

	December 31,
	2002			2001			2000
	(in millions of R$, except percentages)
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Total interest-bearing liabilities	43,955	6,915	15.7%	41,655	4,488	10.8%	29,401	3,098	10.5%

Interest-bearing deposits:	19,692	1,704	8.7%	18,951	1,448	7.6%	16,820	1,306	7.8%
Saving deposits	17,366	1,330	7.7%	16,285	1,173	7.2%	15,161	1,104	7.3%
Deposits from banks	120	24	20.0%	177	26	14.7%	159	10	6.3%
Time deposits	2,206	350	15.9%	2,489	249	10.0%	1,500	192	12.8%
Securities sold under repurchase agreements and federal funds purchased	9,592	1,962	20.5%	9,487	1,443	15.2%	5,444	845	15.5%
Borrowings:	14,671	3,249	22.1%	13,217	1,597	12.1%	7,137	947	13.3%
Short-term borrowings	6,067	988	16.3%	5,610	383	6.8%	1,978	298	15.1%
Long-term debt	8,604	2,261	26.3%	7,607	1,214	16.0%	5,159	649	12.6%

Total non-interest-bearing liabilities	28,518			21,917			14,332

Non-interest-bearing deposits	6,574			5,890			4,464
Other non-interest-bearing liabilities	21,944			16,027			9,868
Stockholders’ equity	9,786			8,479			7,720

Total liabilities and stockholders’ equity	82,259			72,051			51,453

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2002 compared to 2001 and for the year ended December 31, 2001 compared to 2000. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

	2002/2001			2001/2000
	Increase/(decrease) due to changes in:
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
	(in million of R$)
Total interest-earning assets:	1,610	2,178	3,788	2,462	624	3,086
Interest-bearing deposits in other banks	340	(179)	161	65	31	96
Securities purchased under resale agreements and federal funds sold	(178)	79	(99)	600	283	883
Central Bank compulsory deposits	58	130	188	20	21	41
Trading assets and securities:	(87)	1,868	1,781	(249)	178	(71)
Trading assets	(307)	788	481	(526)	434	(92)
Available for sale securities	213	1,055	1,268	66	(28)	38
Held-to-maturity securities	7	25	32	209	(226)	(17)
Loans and leases	1,477	280	1,757	2,026	111	2,137

Total interest-bearing liabilities:	266	2,161	2,427	1,264	126	1,390
Interest-bearing deposits:	40	217	256	168	(26)	142
Saving deposits	80	77	157	81	(12)	69
Deposits from banks	(10)	8	(2)	2	14	16
Time deposits	(31)	132	101	85	(28)	57
Securities sold under repurchase agreements and federal funds purchased	16	503	519	614	(16)	598
Borrowings:	210	1,441	1,652	482	168	650
Short-term borrowings	34	572	605	121	(36)	85
Long-term debt	177	870	1,046	361	204	565

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2002, 2001 and 2000.

	For the Year Ended December 31,
	2002	2001	2000
	(in millions of R$, except percentages)
Total average interest-earning assets	58,272	49,541	38,400
Total average interest-bearing liabilities	43,955	41,655	29,401
Net interest income(1)	7,641	6,280	4,584
Average yield on average interest-earning assets(2)	25.0%	21.7%	20.0%
Average rate on average interest-bearing liabilities(3)	15.7%	10.8%	10.5%
Net interest spread(4)	9.3%	10.9%	9.5%
Net interest margin(5)	13.1%	12.7%	11.9%

(1)	Total interest income less total interest expense.
(2)	Total interest income divided by average interest-earning assets.
(3)	Total interest expense divided by average interest-bearing liabilities.
(4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table sets forth selected financial data for the periods indicated:

	For the Year Ended December 31,
	2002	2001	2000
	(in millions of R$, except percentages)
Net income	2,828	1,844	1,646
Average total assets	82,259	72,051	51,453
Average stockholder’s equity	9,786	8,479	7,720
Net income as a percentage of average total assets	3.44%	2.56%	3.20%
Net income as a percentage of average stockholder’s equity	28.89%	21.75%	21.32%
Average stockholder’s equity as a percentage of average total assets	11.90%	11.77%	15.00%
Dividend payout ratio per 1,000 shares (1)	29.33%	44.2%	38.57%

(1)	Dividend and interest on stockholders’ equity per thousand shares divided by basic earnings per thousand shares. Please see “Item 3A – Key Information – Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per thousand shares.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2002, 2001 and 2000. The amounts exclude our investments in unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. The amounts also exclude our holdings of federal government securities as required by the Central Bank. For more information on our compulsory holdings, see note 5 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6 and 7 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

	December 31,

	2002	% of total	2001	% of Total	2000	% of Total

	(in millions of R$, except percentages)
Trading assets, at fair value
Brazilian federal government securities	169	2.9%	1,107	20.6%	6,861	66.9%
External debt securities	51	0.9%	138	2.6%	—	—
Corporate debt securities	119	2.1%	606	11.3%	—	—
Other marketable securities (1)	4,442	76.8%	2,999	55.8%	3,222	31.4%
Derivative financial instruments	1,002	17.3%	520	9.7%	178	1.7%
Total trading assets	5,783	100.0%	5,370	100.0%	10,261	100.0%
Trading assets as a percentage of total assets	6.9%		7.4%			15.8%

Securities available for sale, at fair value except for restricted stock at cost
Investment funds	69	0.7%	77	1.2%	115	4.7%
Bank debt securities	110	1.2%	234	3.5%	662	27.1%
Brazilian federal government securities	4,789	50.8%	3,673	55.6%	—	—
External government debt securities	305	3.2%	520	7.9%	406	16.6%
Corporate debt securities	3,975	42.2%	1,430	21.7%	639	26.2%
Marketable equity securities	172	1.8%	494	7.5%	348	14.2%
Restricted stock, at cost	10	0.1%	159	2.4%	268	11.0%
Other debt securities	—	—	13	0.2%	5	0.2%

Total	9,430	100.0%	6,600	100.0%	2,443	100.0%

Securities available for sale as a percentage of total assets	11.2%		9.1%			3.8%

Held-to-maturity securities, at amortized cost
Brazilian federal government securities	140	100.0%	102	100.0%	97	100.0%

Total	140	100.0%	102	100.0%	97	100.0%

Held-to-maturity securities, as a percentage of total assets	0.2%		0.1%			0.2%

(1)	Other marketable securities represent primarily mutual funds.

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2002 for our trading assets, securities available for sale and held-to-maturity securities.

	December 31, 2002
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Average yield
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
	(in millions of R$, except percentages)
Trading assets
Brazilian federal government securities	—	—	169	15.3%	—	—	—	—	—	—	169	15.3%
External debt securities	—	—	31	4.0%	13	6.8%	4	11.1%	3	7.6%	51	4.8%
Corporate debt securities	—	—	98	—	21	—	—	—	—	—	119	—
Marketable securities (1) (2)	4,366	—	76	—	—	—	—	—	—	—	4,442	—
Derivative financial instruments (2)	—	—	717	—	282	—	3	—	—	—	1,002	—
Total	4,366	—	1,091	—	316	—	7	—	3	—	5,783	—
Securities available for sale
Investment funds (2)	69	—	—	—	—	—	—	—	—	—	69	—
Bank debt securities	—	—	59	12.2%	51	10.8%	—	—	—	—	110	11.6%
Brazilian federal government securities	—	—	108	15.3%	3,455	12.9%	106	10.4%	1,120	11.0%	4,789	12.4%
External government debt securities	—	—	28	10.2%	21	7.5%	224	5.4%	32	—	305	6.1%
Corporate debt securities	—	—	1,428	30.4%	786	40.8%	1,760	39.6%	1	—	3,975	40.0%
Marketable equity securities (2)	172	—	—	—	—	—	—	—	—	—	172	—
Restricted stock (2)	10	—	—	—	—	—	—	—	—	—	10	—
Other debt securities	—	—	—	—	—	—	—	—	—	—	—	—
Total	251	—	1,623	—	4,313	—	2,090	—	1,153	—	9,430	—
Held—to—maturity securities
Brazilian federal government securities	—	—	24	2.4%	86	2.4%	30	2.4%	—	—	140	2.4%
Total	—	—	24	—	86	—	30	—	—	—	140	—

(1)	Marketable securities represent primarily mutual funds.
(2)	Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2002, 2001 and 2000.

	At fair value		At amortized cost
	Trading assets	Securities available for sale	Held-to-maturity securities	Total
As of December 31, 2002:
Denominated in Brazilian currency	5,124	4,677	—	9,801
Denominated in Brazilian currency and indexed by foreign currency (1)	336	1,231	140	1,707
Denominated in foreign currency (1)	323	3,522	—	3,845
As of December 31, 2001:
Denominated in Brazilian currency	3,401	3,552	—	6,953
Denominated in Brazilian currency and indexed by foreign currency (1)	631	1,317	102	2,050
Denominated in foreign currency (1)	1,338	1,731	—	3,069
As of December 31, 2000:
Denominated in Brazilian currency	7,815	1,437	—	9,252
Denominated in Brazilian currency and indexed by foreign currency (1)	2,049	—	97	2,146
Denominated in foreign currency (1)	397	1,006	—	1,403

(1)	Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits at December 31, 2002, 2001 and 2000.

	As of December 31,
	2002		2001		2000
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
	(in millions of R$, except percentages)
Non-interest earning (1)	4,975	44.5%	2,943	56.0%	1,728	41.2%
Interest-earning (2)	6,204	55.5%	2,309	44.0%	2,462	58.8%
Total	11,179	100%	5,252	100.0%	4,190	100.0%

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.

Loans and Leases

The following table presents our loan and lease portfolio by category of transaction. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

	December 31,
	2002	2001	2000	1999	1998
	(in millions of R$)
Type of loans and leases(1)
Commercial:
Industrial and others	9,087	9,648	7,946	5,493	4,806
Import financing	2,075	862	359	414	369
Export financing	3,489	2,553	1,984	2,033	1,809
Real estate loans, primarily residential housing loans	2,344	2,768	3,248	2,940	3,231

	December 31,
	2002	2001	2000	1999	1998
	(in millions of R$)
Direct lease financing	921	1,338	938	530	450
Government	707	398	542	507	361
Individuals:
Overdraft	1,358	1,316	851	641	325
Financing and others	4,159	3,868	2,528	1,287	621
Credit card	1,630	1,409	975	598	396
Agricultural	2,083	1,770	1,124	925	635
Allowance for loan losses	(2,748)	(2,250)	(1,642)	(1,261)	(1,212)
Loans, net	25,105	23,680	18,853	14,107	11,791

(1)	Non-performing loans amounted to R$1.1 billion, R$1.3 billion, R$941 million, R$517 million and R$596 million as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Non-performing loans are presented in the table above in the appropriate category of loan and lease.
•	Commercial portfolios: This loan category includes short-term loans as well as medium-term capital loans and financing for large, medium, micro and small companies. We also act as a financial agent for the Brazilian government through Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank, and its affiliates for the on-lending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.
•	Real estate loans: This loan category consists mainly of loans for the construction, refurbishment, extension and acquisition of homes. Our real estate loans are primarily funded from Central Bank mandated portions of our savings account deposits. Real estate loans are principally made to retail bank customers to finance home acquisitions. This system generally has a maturity of up to 15 years.
•	Directlease financing: We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing. Our leasing portfolio mainly consists of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers.
•	Government: Loans for government, state and municipal entities.
•	Individuals: We provide individual customers with three main credit products, overdraft accounts, consumer credit loans and personal credit loans. Also we are one of the largest issuers of credit cards in Brazil, under the Itaucard brand.
•	Agricultural loans: Funding for our agricultural loans is obtained from Central Bank mandated portions of our deposit base. Our agricultural loans are principally made to agro-industrial borrowers.

Loan Approval Process

For a discussion of our loan approval process, see “Item 4B – Information on the Company – Business Overview – Risk Management – Credit Risk Management.”

Indexation

Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and pass-through operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 29.0%, 27.1% and 28.3% of our loan portfolio as of December 31, 2002, 2001 and 2000, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2002 by maturity according to the type of loans and leases, as well as the classification of such portfolio between variable and fixed rates for each range of maturity:

	As of December 31, 2002
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
	(in millions of R$)
Commercial:
Industrial and others	2,158	2,069	798	642	1,737	933	485
Import financing	74	186	486	489	400	427	—
Export financing	265	742	641	711	704	309	—
Real estate loans	51	93	135	229	706	1,089	—
Direct lease financing	60	116	153	248	315	8	—
Government	3	16	72	69	134	411	—
Individuals:
Overdraft	—	—	—	—	—	—	1,186
Financing and others	438	615	746	1,042	1,070	31	—
Credit card	—	—	—	—	—	—	1,435
Agricultural	267	355	614	758	59	13	—

Total (1)	3,316	4,192	3,645	4,188	5,125	3,221	3,106

	As of December 31, 2002 Overdue
Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
	(in millions of R$)
Commercial:
Industrial and other	79	55	49	65	17	9,087	(689)	8,398
Import financing	8	3	—	—	2	2,075	(66)	2,009
Export financing	93	23	1	—	—	3,489	(22)	3,467
Real estate loans	14	11	7	6	3	2,344	(511)	1,833
Direct lease financing	12	6	2	1	—	921	(101)	820
Government	—	1	—	—	—	707	(4)	703
Individuals:
Overdraft	36	44	59	32	1	1,358	(224)	1,134
Financing and other	87	62	50	16	3	4,159	(825)	3,334
Credit card	40	33	68	42	12	1,630	(243)	1,387
Agricultural	3	6	2	2	4	2,083	(63)	2,020

Total (1)	372	244	238	164	42	27,853	(2,748)	25,105

(1)	Non-performing loans of R$1.1 billion are presented in the table above in the appropriate category of loan and lease. Non-performing loans include in the case of loans payable in installments both current and overdue installments.

	As of December 31, 2002
	Due in 30 days or less	Due in 31- 90 days	Due in 91- 180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
	(in millions of R$)
Interest rate of loans to customers by maturity:
Variable rates	591	1,200	1,596	1,850	3,481	2,992	—
Fixed rates	2,725	2,992	2,049	2,338	1,644	229	3,106
Total (1)	3,316	4,192	3,645	4,188	5,125	3,221	3,106

	As of December 31, 2002 ú Overdue
	30 days or less	31-90 days	91-180 days	181-360 days	one year or more	Total gross loans
	(in millions of R$)
Interest rate of loans to customers by maturity:
Variable rates	114	41	18	24	9	11,916
Fixed rates	258	203	220	140	33	15,937

Total (1)	372	244	238	164	42	27,853

(1)	Non-performing loans of R$1.1 billion are presented in the table above in the appropriate category of loan and lease. Non-performing loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

We have had loans outstanding to foreign borrowers that only in the case of Argentine borrowers exceeded 1% of total assets. Total outstanding to borrowers in Argentina, consisting of loans and leases, deposits in banks and securities, at December 31, 2002, 2001 and 2000 amounted to R$692 million, R$714 million and R$879 million, respectively. The amounts have been translated into reais from their original amounts in Argentine pesos using the exchange rate effective at each date. As of December 31, 2001, the translated amounts include the estimated effects of the measures adopted by the Argentinean government in December 2001 and January 2002. For more detailed information relating to the measures taken by the Argentine government, see “Item 4B – Information on the Company – Business Overview – International Operations – Banco Itaú Buen Ayre.”

Since 1999 the Argentine economy has been in an economic recession, marked by reduced levels of consumption and investment and elevated unemployment rates. Additionally, a continuing fiscal deficit has given rise since 1999 to concerns that Argentina may not service its large outstanding public debt. As a result of perceived increased risk, foreign investment in Argentina has declined, the cost of borrowing for the Argentine government and in the Argentine domestic market has increased, which further contributed to recessionary conditions.

Since December 2001, Argentina experienced significant political and economical instability. Three of the measures recently implemented in Argentina in response to those events had an impact on the financial position and the results of operations of our subsidiary in Argentina, Banco Itaú Buen Ayre, and we believe that we may continue to be affected by the Argentine economic instability.

We consider our risk management in connection with our operations in Argentina to be very conservative. Our market risks in investments in that country are fully hedged in our treasury management or through derivatives outside the Argentine market. Although our credit portfolio is composed mainly of clients which we believe have a low risk, due to the economic instability of the Argentine market, we established as of December 31, 2001 a provision in order to face losses by Argentine companies, as well as by individuals, which may not have been properly identified through our method of establishing provisions after an individual analysis of risks. The provision amounted to R$99 million as of December 31, 2001. We have determined these amounts as of December 31, 2001 based on available information at such time. During the year ended December 31, 2002, we no longer establish a provision for our operations in Argentina in addition to the provisions resulting from individual analysis of credit risk from individuals and corporations. Total outstandings to borrowers in Argentina as of December 31, 2002 all of which are short-term, consist of:

As of December 31, 2002
(in millions of R$)

Due from banks	144
Interest-bearing deposits in other banks	14
Securities available for sale	58
Loans and leases	476

Total outstandings	692

Total outstandings to borrowers in Argentina have presented the following activity for the year ended December 31, 2002:

As of December 31, 2002 (in millions of R$)
Aggregate total outstandings at January 1, 2002	714
Net change in short-term outstandings	(22)
Aggregate total outstandings at December 31, 2002	692

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-performing loans, by economic activity of the borrower at each of the dates indicated.

	As of December 31,
	2002		2001		2000
Sectors	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(in millions of R$, except percentages)
Public Sector:	707	2.5%	398	1.5%	542	2.6%
Petrochemical Industry	442	1.6%	398	1.5%	498	2.4%
Others	265	0.9%	-	-	44	0.2%

Private Sector:	27,146	97.5%	25,532	98.5%	19,953	97.4%
Industry:	9,193	33.0%	7,445	28.7%	5,220	25.5%
Siderurgy, metallurgy and mechanics	1,372	4.9%	1,138	4.4%	800	3.9%
Chemical and petrochemical	1,880	6.8%	1,339	5.2%	909	4.4%
Food and beverages	1,539	5.5%	1,191	4.6%	874	4.3%
Pulp and paper	864	3.1%	761	2.9%	433	2.1%
Light and heavy vehicles	425	1.5%	450	1.7%	373	1.8%
Electronic	427	1.5%	500	1.9%	336	1.6%
Textile and clothing	281	1.0%	297	1.2%	298	1.5%
Auto parts and accessories	204	0.7%	96	0.4%	93	0.5%
Fertilizer, insecticide and defensive	529	1.9%	420	1.6%	231	1.1%
Pharmaceutical	126	0.5%	185	0.7%	49	0.2%
Tobacco	460	1.7%	220	0.8%	144	0.7%
Construction material industry	363	1.3%	113	0.5%	70	0.3%
Rubber	81	0.3%	55	0.2%	91	0.4%
Glasses and crystals	55	0.2%	35	0.1%	64	0.3%
Other industries	587	2.1%	645	2.5%	455	2.4%
Commerce:	1,545	5.5%	1,338	5.2%	1,438	7.0%
Food, beverage and tobacco	393	1.4%	343	1.3%	548	2.7%
Specialty products	106	0.4%	65	0.2%	61	0.3%
Vehicles	179	0.6%	201	0.8%	145	0.7%
Auto parts and accessories	69	0.2%	63	0.2%	58	0.3%
Wholesale	79	0.3%	82	0.3%	54	0.3%
Clothing and shoes	58	0.2%	47	0.2%	25	0.1%
Fuel commerce	151	0.6%	67	0.3%	46	0.2%
Farming products	33	0.1%	23	0.1%	57	0.3%
Chemical and petrochemical products	160	0.6%	144	0.6%	148	0.7%
Commerce	317	1.1%	303	1.2%	296	1.4%
Services:	5,221	18.7%	5,483	21.2%	4,308	21.0%
Finance	423	1.5%	754	2.9%	445	2.2%
Telecommunications	2,137	7.7%	2,213	8.5%	1,593	7.8%
Public service providers	1,178	4.2%	1,097	4.2%	659	3.2%
Holding and services provider	487	1.8%	565	2.2%	588	2.9%
Real estate financing (companies)	127	0.5%	219	0.9%	320	1.6%
Contractors and estate agents	190	0.7%	235	0.9%	235	1.1%
Transportation	209	0.7%	152	0.6%	158	0.8%
Others	470	1.7%	248	1.0%	310	1.4%
Primary Sector:	919	3.3%	755	2.9%	614	3.0%
Agriculture	853	3.1%	560	2.1%	418	2.0%
Mining	66	0.2%	195	0.8%	196	1.0%
Individuals:	10,195	36.7%	10,423	40.2%	8,210	40.1%
Credit cards	1,631	5.9%	1,409	5.4%	975	4.8%
Real estate financing	2,217	8.0%	2,549	9.9%	2,928	14.3%
Consumer loans/vehicles/overdraft	6,347	22.8%	6,465	24.9%	4,307	21.0%
Others:	73	0.3%	88	0.3%	163	0.8%
Other – business	73	0.3%	88	0.3%	163	0.8%

TOTAL	27,853	100.0%	25,930	100.0%	20,495	100.0%

Rating of the Loan and Lease Portfolio

In 1997 we established a client rating process according to risk levels in order to improve our credit portfolio management and standardize the procedures for approving, granting, monitoring and collecting loans and leases based on the classification of our clients. Our internal rating comprises eight risk categories where “excellent” represents the minimum credit risk and “special” represents very high credit risk. The following table presents at December 31, 2002 and 2001 our classification of the loan and lease portfolio, according to our internal rating system, and at December 31, 2002 non-performing loans and leases and the allowance corresponding to the loans and leases classified within each internal risk category.

	December 31, 2002				December 31, 2001
Internal rating	Loans and leases	% of total	Non- performing loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
	(in millions of R$, except percentages)
Excellent	3,788	13.6%	—	1	4,571	17.6%
Very good	2,294	8.2%	—	1	2,996	11.6%
Good	9,079	32.6%	15	143	6,924	26.7%
Satisfactory	6,719	24.1%	6	147	5,938	22.9%
To be monitored	2,634	9.5%	83	249	2,500	9.6%
Risk reduction	2,364	8.5%	571	1,378	1,885	7.3%
Specific measures	846	3.0%	409	818	938	3.6%
Special	41	0.1%	—	1	58	0.2%
Classification in process	88	0.4%	8	10	120	0.5%

Total	27,853	100.0%	1,092	2,748	25,930	100.0%

Non-performing Loans

We consider all loans that are 60 days or more overdue as non-performing loans and we discontinue accruing financial charges related to them. We have a material non-performing credit from one of our corporate customers.

Charge Offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. We adopted such policy on March 31, 2000. Prior to March 31, 2000 we charged off loans normally when they became 120 days overdue. This modification was triggered by changes in the Brazilian banking practice established by the Central Bank, requiring charge offs as of March 31, 2000 to occur after 360 days.

This regulatory change reflected a change in the economic environment where Brazilian banks operate. Until the implementation of the real plan in 1994, the Brazilian economic environment had been characterized by significant instability in high levels of inflation (even hyperinflationary levels) and frequent and significant changes in the monetary and fiscal policies. Since the implementation of the real plan, the Brazilian economy has gradually stabilized, leading to reduced levels of inflation and more consistent monetary and fiscal policies.

Before the implementation of the real plan in 1994, and taking into consideration the economic environment, we established a policy to charge off loans after 120 days and continued this policy after the real plan bore fruit in terms of a more stable economic environment in Brazil. The Central Bank’s rule change triggered a re-examination of the charge-off policy by our management. Based on historical experience over the last five to six years and taking into account the factors that we believe led to the Central bank rule change, our management decided to change our charge-off policy to align it with the new Central bank rule.

The change in the policies resulted in additional 240 days for an overdue loan to be charged off. Under both the current and prior policies, charge-offs occur after substantial efforts to collect the loan have been made, and after a determination that the amounts became uncollectible. Therefore, we believe that both policies are consistent with U.S. GAAP.

The change in the policy did not affect the criteria for establishing an allowance for loan and lease losses with respect to any loan or group of loans and, therefore, the change did not impact the adequacy of our allowance for loan losses. Additionally, the change in the charge-off policy did not affect the amount of our net loans and leases. As the result of the change in our policy, we maintain overdue loans for 360 days before writing them down, while under our past policy we maintained them for 120 days. Therefore, the amount of our non-performing loans and leases increased as the result of the adoption of this new policy. Since the amount of the allowance for loan losses for non-performing loans more than 120 days overdue equals the amount of the outstanding loan, the amount of allowance for loans and lease losses is increased for the same amount while we maintain the related non-performing loans and leases until they are 360 days overdue. We present in the table below the effect of the change in our policy for charging off loans and leases on performing loans and leases, non-performing loans and leases, total loans and leases, allowance for loan and lease losses and stockholders’ equity as of December 31, 2000 and on the provision for loan and lease losses and net income for the year ended December 31, 2000, the year in which the change in our policy was implemented.

	December 31, 2000 and Year Ended December 31, 2000
	Under current policy for charge-offs	Effect of new policy for charge-offs	Under past policy for charge-offs
	(in millions of R$)

Performing loans and leases	19,554	-	19,554
Non-performing loans and leases	941	(468)	473
Total loans and leases	20,495	(468)	20,027
Allowance for loan and lease losses	(1,642)	468	(1,174)
Total	18,853	-	18,853

Provision for loan and lease losses	(406)	-	(406)

Stockholders’ equity	7,821	-	7,821

Net income	1,646	-	1,646

Loans and Leases Quality Information

The following table presents our non-performing loans together with certain asset quality ratio for the years 1998 through 2002. For all the information we present the amounts as of and for the year ended December 31, 2000 as if we had maintained the charge-off policy in place prior to March 31, 2000.

	As of or for the Year Ended December 31,
	2002	2001	2000	2000(1)	1999	1998
	(in millions of R$, except percentages)
Non-performing loans	1,092	1,325	941	473	517	596
Foreclosed assets, net of reserves	131	165	196	196	108	101
Total non-performing loans and foreclosed assets	1,223	1,490	1,137	669	625	697
Allowance for loan losses	2,748	2,250	1,642	1,174	1,261	1,212
Total loans and leases	27,853	25,930	20,495	20,027	15,368	13,003
Non-performing loans as a percentage of total loans	3.9%	5.1%	4.6%	2.4%	3.4%	4.6%
Non-performing loans and foreclosed assets as a percentage of total loans	4.4%	5.7%	5.6%	3.3%	4.1%	5.3%
Allowance for loan losses as a percentage of total loans	9.9%	8.7%	8.0%	5.9%	8.2%	9.3%
Allowance for loan losses as a percentage of non-performing loans	251.6%	169.8%	174.4%	248.2%	243.8%	203.3%
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	224.7%	151.0%	144.4%	175.5%	201.8%	173.9%

(1)	Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-off policy in place prior to March 31, 2000.

Allowance for Loan and Lease Losses

The following table sets forth activity in the allowance for loan losses for years 2002, 2001, 2000, 1999 and 1998. We additionally present the total amounts as of and for the year ended December 31, 2002 as if we had maintained the charge-off policy in place prior to March 31, 2000.

	Year Ended December 31,
	2002	2001	2000	2000(1)	1999	1998
	(in millions of R$, except percentages)
Balance of beginning of period	2,250	1,642	1,261	1,261	1,212	927
Charge-offs:
Commercial:
Industrial and other	(185)	(199)	(65)		(44)	(62)
Import financing	–	(1)	(1)		(3)	(5)
Export financing	–	(5)	(2)		(17)	(23)
Real estate loans	(120)	(155)	(108)		(388)	(244)
Direct lease financing	(46)	(31)	(14)		(9)	(3)
Government	(437)	–	–		–	–
Individuals
Overdraft	(286)	(27)	(7)		(5)	(4)
Financing	(553)	(137)	(52)		(172)	(113)
Credit card	(264)	(72)	(20)		(21)	(12)
Agricultural	(1)	(32)	(16)		(3)	(3)
Total charge-offs	(1,892)	(660)	(285)	(753)	(662)	(469)
Recoveries:
Commercial:
Industrial and other	32	58	59		18	39
Import financing	–	–	1		1	3
Export financing	–	1	2		7	15
Real estate	62	45	98		154	156
Direct lease financing	31	9	13		3	2
Government	–	–	–		–	–
Individuals:
Overdraft	46	8	6		2	3
Financing	57	40	48		69	72
Credit card	34	21	19		9	8
Agricultural	4	9	14		1	2
Total recoveries	266	191	260	260	264	300
Net charge-offs	(1,626)	(469)	(25)	(493)	(398)	(169)
Provision for loan losses	2,124	1,077	406	406	447	454
Balance at the end of period	2,748	2,250	1,642	1,174	1,261	1,212
Ratio of charge-offs during the period to average loans outstanding during the period	6.6%	2.7%	1.8%	4.8%	4.5%	3.6%
Ratio of net charge-offs during the period toaverage loans outstanding during the period	5.7%	1.9%	0.2%	3.1%	2.7%	1.3%
Ratio of allowance for loan losses to total Loans and leases	9.9%	8.7%	8.0%	5.9%	8.2%	9.3%

(1)	Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-off policy in place prior to March 31, 2000

The following table sets forth our provision for loan losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,			% Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of R$, except percentages)
Provision for loan and lease losses	(2,124)	(1,077)	(406)	97.2%	(165.3%)
Loan charge-offs	(1,892)	(660)	(285)	186.7%	(131.3%)
Loan recoveries	266	191	260	39.3%	(26.5%)

Net charge-offs	(1,626)	(469)	(25)	246.7%	(1,776.0%)

Our allowance for loan and lease losses is intended to cover probable credit losses as of the end of each reporting period. Attribution of the allowance is made for analytical purposes and as part of our process to determine our estimate of the amount of the allowance. Our entire allowance is sufficient to cover credit losses inherent in our portfolio.

In order to review our loans and lease portfolio, to identify risk and to assess collectibility of the portfolio, we classify our portfolio in two categories for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed,” we include large commercial non-homogeneous loans representing significant individual credit exposures which we determine we need to review. In the second category, “credits reviewed on a portfolio basis,” we include commercial loans not included in the credits individually reviewed category and consumer loans.

In the first category, credits individually reviewed, we include large commercial non-homogenous loans representing significant individual credit exposures that we determine must be reviewed. We identify loans that must be reviewed based on our internal rating system, in which clients are classified after individual analysis. Each loan is categorized based on the internal rating of the client. Loans that must be reviewed are those in customer categories ranging from “to be monitored” to “special” that are served by our Itaú Empresas and Corporate Banking areas.

In the second category, credits reviewed on a portfolio basis, we include commercial loans not included in the credits individually reviewed category and consumer loans.

To determine the amount of allowance corresponding to the credits individually reviewed, which constitutes our specific loss component of the allowance for loan and lease losses, we use the methodology of SFAS 114.

To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate loans that correspond to homogeneous loans into differentiated portfolios based on the underlying characteristics of each. We have segmented our credits reviewed on a portfolio basis into four sub-segments: mortgage loans, credit card loans, financing to consumers, and other loans. The allowance for loan losses is determined for each sub-segment through a process that considers historical delinquency and credit loss experience applied to the current sub-segment of the portfolio. As a result of this analysis, we determine a range of losses incurred for each sub-segment, which serves as a basis to determine the final amount to be recorded as allowance for loan losses at each reporting date.

In light of the nature of the Brazilian credit market we have determined that the relevant historical experience as to delinquency and credit loss correspond to the period after the implementation of the real plan by the Brazilian government. When high levels of inflation existed before the real plan, we derived a substantial portion of our revenues from our ability to generate return on liabilities and not as much from our loan and lease activities. The reduction in the levels of inflation after the implementation of the real plan resulted in an increase in both commercial and consumer loans, and we have significantly refined our quantitative models and policies to grant and monitor credit.

Although our models have been revised, the high volatility of the Brazilian economy and the relatively short credit history under the new economic environment results in greater uncertainty in the results of these models. We determine the amount of the allowance for loan losses within the ranges determined above considering current macroeconomic and political conditions and performance trends affecting each of the sub-segments identified as well as our total portfolio.

In addition, as from the year ended December 31, 1999 and considering the strong recessionary economic conditions prevailing in Argentina, we have established an allowance for our credit exposure in Argentina, determined on a portfolio basis, to reflect probable losses in that portfolio higher than those that are not reflected in either the allowance for credits individually reviewed or the allowance for other categories of loans reviewed on a portfolio basis.

In light of the subjectivity involved in the determination of the allowance for loan and lease losses, particularly for credits reviewed on a portfolio basis, fluctuations may exist in the relationship between our allowance and the portfolio, especially for creditors reviewed on a portfolio basis.

Based on information available regarding our debtors, we believe that our aggregate allowance is sufficient to cover probable loan and lease losses.

During the year ended December 31, 1998, our charge-offs amounted to R$469 million. At the end of 1998, the macroeconomic scenario for Brazil showed increased instability consistent with the weakening international economic situation, which started with the Asian crisis and deteriorated further with the Russian moratorium, and when the government again introduced a substantial increase in the interest rate in September 1998. Therefore, in early 1999 the Brazilian real experienced a significant devaluation. As of December 31, 1998, our ratio of allowance for loan losses to total loans and leases increased from 7.2% as of December 31, 1997 to 9.3% as of December 31, 1998.

Charge-offs for the year ended December 31, 1999 amounted to R$662 million, reflecting the effect of poor economic conditions that existed at the end of the year ended December 31, 1999, which were maintained during the first half of 1999. During the second half of 1999, the Brazilian economy stabilized, and we changed our credit policy in order to obtain growth in our credit portfolio. As a result, our average loans for the year ended December 31, 1999 increased to R$14,717 million as compared to R$12,884 million for the year ended December 31, 1998. As of December 31, 1999, our allowance for loan losses slightly increased to R$1,261 million as compared to R$1,212 million as of December 31, 1998 as the net effect of the improved quality of our portfolio, substantially as a result of improved economic conditions, and an increase in the volume of credits granted.

Charge-offs for the year ended December 31, 2000 amounted to R$285 million. This decrease was due to the change in the charge-off policies of credits. Since March 2000 charge-offs have normally been made 360 days, rather than 120 days, after the due date. If the previous practice had been maintained, charge-offs would have increased by approximately R$468 million. As of December 31, 2000, our allowance for loan losses to loans and leases represented 8.0%, an amount slightly below the one observed as of December 31, 1999 of 8.2%. If we had maintained our prior charge-off policy, our ratio of allowance for loan losses to total losses and leases would have been 5.9% reflecting the improvement in the quality of our loan portfolio during 2000.

During the year ended December 31, 2001 we charged-off credits in a total amount of R$660 million and as of December 31, 2001 our percentage of allowance for loan and lease losses to total loans and leases represented 8.7%. This amount represents an increase with respect to the 8.0% observed as at December 31, 2000. The increase reflects the slight reduction in the quality of our loan and lease portfolio between December 31, 2000 and December 31, 2001 which can be measured by the reduction in loans classified according to our internal rating between “Excellent” and “Satisfactory” which were 80.3% as of December 31, 2000 and 78.8% as of December 31, 2001. We attribute that trend both to our policy to increase our credit portfolio by offering credit to our retail customers as well as to negative macroeconomic effects in the Brazilian economy including the world recession, the Argentine economic crisis and the energy crisis in Brazil, all of which were responsible for a reduction in the economic purchasing power of our retail customers and also to the erosion in the financial condition of corporate customers.

During the year ended December 31, 2002 we charged-off credits in a total amount of R$1,892 million and as of December 31, 2002 our percentage of allowance for loan and lease losses to total loans and leases represented 9.9%. This amount represents an increase with respect to the 8.7% observed as at December 31, 2001. It also reflects a slight deterioration in the quality of our loan portfolio as the result of the economic environment in Brazil during 2002, especially in our retail customers, despite the adoption of more stringent credit policies. This slight deterioration may be observed in the reduction of loans classified between “Excelent” and “Satisfactory” according to our internal rating which have reduced from 78.8% at December 31, 2001 to 78.5% at December 31, 2002.

Allocation of the Allowance for Loans Losses

The following table sets forth our allocation of the allowance for loan losses as of December 31, 2002, 2001, 2000, 1999 and 1998. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

	As of December 31,
	2002			2001			2000
	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	689	2.5%	32.6%	679	2.6%	30.2%	373	1.8%	38.8%
Import financing	66	0.2%	7.5%	5	-	0.2%	7	0.0%	1.7%
Export financing	22	0.1%	12.5%	17	0.1%	0.7%	14	0.1%	9.7%
Real estate loans, primarily residential housing loans	511	1.8%	8.4%	529	2.0%	23.5%	620	3.0%	15.8%
Lease financing	101	0.4%	3.3%	107	0.4%	4.8%	80	0.4%	4.6%
Government	4	-	2.5%	-	-	-			2.6%
Individuals:
Overdraft	224	0.8%	4.9%	92	0.4%	4.1%	40	0.2%	4.2%
Financing	825	3.0%	14.9%	466	1.8%	20.7%	300	1.5%	12.3%
Credit Card	243	0.9%	5.9%	247	1.0%	11.0%	117	0.6%	4.8%
Agricultural	63	0.2%	7.5%	108	0.4%	4.8%	91	0.4%	5.5%

Total	2,748	9.9%	100.0%	2,250	8.7%	100.0%	1,642	8.0%	100%

	As of December 31,
	1999			1998
	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)
	(in million of R$, except percentages)
Type of loan
Commercial
Industrial and other	84	0.5%	35.8%	159	1.2%	37.0%
Import financing	7	0.0%	2.7%	12	0.1%	2.8%
Export financing	32	0.2%	13.2%	60	0.5%	13.9%
Real estate loans, primarily residential housing loans	737	4.8%	19.1%	631	4.8%	24.8%
Lease financing	16	0.1%	3.4%	7	0.1%	3.5%
Government			3.3%			2.8%
Individuals:
Overdraft	10	0.2%	4.2%	11	0.1%	2.5%
Financing	328	2.1%	8.4%	293	2.2%	4.8%
Credit Card	41	0.3%	3.9%	30	0.2%	3.0%
Agricultural	6	0.0%	6.0%	9	0.1%	4.9%

Total	1,261	8.2%	100.0%	1,212	9.3%	100.0%

(1)	Excludes non-performing loans

Average Deposit Balances and Interest Rates

The following table sets forth the average balances of deposits together with the average interest rate paid for each period presented.

	As of or for the Year Ended December 31,
	2002		2001		2000
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in millions of R$, except percentages)
Non-interest bearing deposits:	6,574		5,890		4,464

Demand deposits	6,574		5,890		4,464
Interest-bearing deposits:	19,692	8.7%	18,951	7.6%	16,820	7.8%

Deposits from banks	120	19.9%	177	14.7%	159	6.3%
Savings deposits	17,366	7.7%	16,285	7.2%	15,161	7.3%

Time deposits	2,206	15.9%	2,489	10.0%	1,500	12.8%

Total	26,266	6.5%	24,841	5.8%	21,284	6.1%

Maturity of Deposits

The following table sets forth the maturity distribution of our deposits at December 31, 2002.

	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total
	(in millions of R$)
Non-interest-bearing deposits:	9,361	-	-	-	9,361

Demand deposits	9,361	-	-	-	9,361
Interest-bearing deposits:	19,640	815	195	494	21,144

Deposits from banks	98	-	-	-	98
Savings deposits	18,592	-	-	-	18,592
Time deposits	950	815	195	494	2,454

Total	29,001	815	195	494	30,505

The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2002.

(in millions of R$)
Maturity within three months	703
Maturity after three months but within six months	792
Maturity after six months but within twelve months	178
Maturity after twelve months	432
Total deposits in excess of US$100,000	2,105

Capital

Specific regulatory capital requirements are discussed in “– Regulation and Supervision – Capital Adequacy Requirements.” Additional information on capital requirements is discussed in note 30 to our consolidated financial statements.

Minimum Capital Requirements

The following table presents at December 31, 2002, 2001 and 2000 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. We presented the information on both a financial institution consolidation basis and a full consolidation basis. The full consolidation basis has been required by the Central Bank as from July 2000.

	Financial institutions consolidation (partial)			Full consolidation
	December 31,			December 31,
	2002	2001	2000	2002	2001	2000
	(in millions of R$, except percentages)
Regulatory capital (1)	13,800	10,299	6,842	13,944	9,399	6,776

Minimum regulatory capital required (2)	7,931	5,814	4,801	8,345	6,110	5,183
Capital to risk-weighted assets ratio	19.1%	19.5%	15.7%	18.4%	16.9%	14.4%

Excess of regulatory capital over minimum regulatory capital required	5,869	4,485	2,041	5,599	3,289	1,593

(1)	Based on Central Bank requirements (see note 30 to our consolidated financial statements).
(2)	The minimum requirement in Brazil was 11% at December 31, 2002, 2001 and 2000.

On September 26, 2001, the Conselho Monetário Nacional–CMN, the national monetary council, introduced modifications to the specific formula for determining the capital to risk-weighted assets ratio by: increasing the risk factor applicable to transactions involving assets and liabilities denominated or indexed in foreign currency from 33% of the total exchange exposure on the excess of 20% of regulatory capital to 50% of the total exchange exposure. On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%.

As a result of these measures, our capital to risk-weighted assets ratio would have decreased. However, the reduction was offset by the issuance of subordinated debt securities which are considered Tier 2 capital purposes of that ratio, as described above:

(1) Bank Deposit Certificates: issued on December 23, 2002, with nominal value of R$ 850,000, with maturity date on December 23, 2009 and paying interest semiannually at the average Interfinancial Deposit rate plus 0.87% p.a.

(2) Non-convertible debentures: issued on September 1, 2001, with nominal value of R$ 600,000, with maturity date on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit (DI) rate registered at the Securities Custody Center CETIP (DI-CETIP) plus 0.75% p.a.

(3) Euronotes: issued on August 13, .2001, in the amount of US$ 100,000 thousand, and on November 9, 2001, in the amount of US$ 80,000 thousand, with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 10% p.a.; issued on August 13, 2001, in the amount of Y 30,000,000 thousand, also with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 4.25% p.a.; issued on June 26, 2002, in the amount of US$ 50,000 thousand, with maturity date on June 28, 2012 and paying interest semiannually at the rate of 10.375% p.a. up to June 28, 2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Subordinated debt restricted to the association with BBA and subsidiary companies: (a) Bank Deposit Certificates issued by Banco Itaú in the amount of R$ 649,511 (value at December 31, 2002 for purposes of solvency ratio computation), with maturity date over 5 years and paying interest at the DI rate at maturity date; (b) Liabilities related to preferred shares of Banco Itaú S.A. that will be issued by ITAÚ in the amount for purposes of solvency ratio on computation of R$ 544,303; (c) Liabilities related to mandatory redeemable preferred shares, issued by Itau Bank, Ltd., with no voting right in the amount of R$ 1,388,842 (translated from the face value denominated in United States dollars of US$ 393,072 thousand; the value at December 31, 2002 for purposes of solvency ratio on computation), with maturity in 12.5 years and fixed cumulative dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually. On December 31, 2002, accrued dividends were already incorporated in the amount of R$ 10,512 (US$ 2,975 thousand). Although as of December 31, 2002, the subordinated debt and the preferred shares were part of a pending issuance, they were considered part of our regulatory capital.

Short-term Borrowings

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$12,738 million, R$16,212 million and R$13,830 million at December 31, 2002, 2001 and 2000, respectively. The principal categories of short-term borrowings are federal funds purchased and securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial papers, mortgage notes and local on-lendings.

The following table presents a summary of the primary short-term borrowings for the periods indicated.

	At December 31,
	2002	2001	2000
	(in millions of R$, except percentages)
Securities sold (including securities issued by the Bank) under repurchase agreements and federal funds sold
Amount outstanding	3,381	8,397	11,030
Maximum amount outstanding during the period	10,156	9,174	11,030
Weighted average interest rate at period-end	21.23%	15.21%	13.35%
Average amount outstanding during period	6,581	8,487	6,669
Weighted average interest rate	24.73%	15.46%	15.52%
Commercial paper:
Amount outstanding	-	297	510
Maximum amount outstanding during the period	-	696	510
Weighted average interest rate at period-end	-	6.02%	6.54%
Average amount outstanding during period	-	534	256
Weighted average interest rate	-	4.53%	5.87%
Trade finance borrowings:
Amount outstanding	3,469	3,375	2,009
Maximum amount outstanding during the period	4,245	4,417	2,332
Weighted average interest rate at period-end	3.88%	4.35%	7.16%
Average amount outstanding during period	2,938	4,327	2,005
Weighted average interest rate	3.63%	5.63%	7.61%
Mortgage notes:
Amount outstanding	-	353	247
Maximum amount outstanding during the period	-	600	332
Weighted average interest rate at period-end	-	11.13%	12.16%
Average amount outstanding during period	-	285	307
Weighted average interest rate	-	11.32%	12.38%
Local onlendings:
Amount outstanding	12	-	-
Maximum amount outstanding during the period	12	-	-
Weighted average interest rate at period-end	7.37%	-	-
Average amount outstanding during period	12	-	-
Weighted average interest rate	7.39%	-	-
Securities issued by us, sold to customers under repurchase agreements:
Amount outstanding	5,859	3,790	-
Maximum amount outstanding during the period	5,859	3,790	-
Weighted average interest rate at period-end	16.34%	14.76%	-
Average amount outstanding during period	1,495	2,115	-
Weighted average interest rate	16.34%	14.76%	-
Other short-term borrowings:
Amount outstanding	17	-	35
Maximum amount outstanding during the period	150	-	35
Weighted average interest rate at period-end	3.80%	-	14.64%
Average amount outstanding during period	73	-	6
Weighted average interest rate	4.49%	-	8.79%
Total	12,738	16,212	13,830

4C. Organizational Structure

On March 24, 2003, as a result of a corporate restructuring, we became a wholly owned subsidiary of Itaú Holding. Itaú Holding is part of the Itaúsa group of companies, which is one of the largest private business groups in Brazil in terms of revenues. See “Item 4A – Information on the Company – History and Development of the Company – Recent Developments,” “Item 4B – Information on the Company – Business Overview – Our Ownership Structure” and “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.”

A description of our subsidiaries is set forth in “Item 10I – Additional Information – Subsidiary Information.”

4D. Property, Plants and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The two main offices and the main activities conducted in each of them are:
•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head Office, commercial area, back-offices and main administrative areas.
•	CTO, or Centro Técnico Operacional, located at Avenida do Estado 5533, São Paulo – data processing center, and

We lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliate entities under renewable leases with terms ending from the second half of 2003 to the third quarter of 2009. Of our total administrative offices and branches, 25.5% of buildings are owned by us and our subsidiaries and 74.5% are leased.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A - Key Information - Selected Financial Data.”

Overview

Our results of operations are significantly affected by the following key factors, among others.

Brazilian Political and Economic Environment

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in the country. In particular, we have been affected by the devaluation of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the interest rate setting mechanism.

Since 1998, economic uncertainties in other emerging market countries resulted in an outflow of investment funds from Brazil and downward pressure on the real. Despite the Brazilian government’s attempts to defend the currency, including the continuous increases in the Central Bank’s interest rate (SELIC), confidence in the real continued to erode, and on January 15, 1999, the Central Bank abandoned its policy of intervening in the Brazilian currency market when the real moved outside a predetermined trading band and started to float freely. The continuing outflow of foreign exchange reserves, together with the Central Bank’s lack of intervention, caused the real to devalue by 48% against the U.S. dollar in 1999. However, the erosion in the value of the real was well received by the international markets, and the second half of 1999 was characterized by an increase in exports, a relatively stable real and low inflation, which resulted in a decline in the SELIC rate to 19% by the end of 1999.

The rise in economic activity that began in the second half of 1999 continued through most of 2000, and GDP growth was 4.4% for the year. Although fears regarding developments in Argentina and a slowdown of the U.S. economy caused uncertainty, credit availability generally remained high, as did the exports of manufactured goods for the most part of 2000. Foreign direct investment flows also grew significantly in 2000, and the government was able to achieve the International Monetary Fund targets for inflation and fiscal surpluses. However, beginning in the last quarter of 2000 and continuing into 2002, the real was again subjected to increasing pressures due to economic uncertainties in emerging market countries, most notably Argentina. The Brazilian government strengthened measures to guard against inflation, principally by raising interest rates and also by entering into a new loan agreement with the IMF in the amount of US$15 billion. During 2000, the real devalued by 9.3% against the U.S. dollar.

In 2001, the Central Bank tightened its monetary policies in response to the Brazilian energy crisis and the inflationary effects of the real’s continuing devaluation. From July 2001 until January 2002, the Central Bank maintained the interest rate at 19%. Devaluation of the real against the U.S. dollar was 18.7% for the year ended December 31, 2001.

In 2002, the Brazilian economy was negatively affected by various factors, including uncertainties relating to Brazil’s own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown. These factors contributed to an increased level of volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit and constraints on the ability of Brazilian companies to raise capital.

These domestic and international pressures also contributed to the devaluation of the real against the U.S. dollar, which reached a low level of R$3.96 to US$1.00 on October 22, 2002. At December 31, 2002,

the exchange rate was R$3.53 to US$1.00. The real devalued by 52.3% against the U.S. dollar during the year.

The devaluation of the real in turn contributed to an increase in inflation, which, according to the consumer price index, or the IPCA, reached 12.5% in 2002, as compared to 7.7% in 2001. In response to these inflationary pressures, the Central Bank tightened its monetary policies and increased interest rates from 19% at December 31, 2001 to 25% at December 31, 2002. If high interest rate levels persist, there is increased risk that the economy will enter a period of recession, which may have a negative impact on our business.

Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, our business and operations are likely to be negatively affected. Further, continuing declines in the value of the real would reduce the spending power of Brazilian consumers, negatively affecting their ability to pay banking debts. Continuing real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currency.

The following table shows, for the three months ended March 31, 2003, and for each of the years ended December 31, 2002, 2001 and 2000, the real GDP growth, the inflation rate and the average real interest rate in Brazil:

		At and for the Year Ended December 31
	At and for the Three Months Ended March 31, 2003	2002	2001	2000
Real GDP growth % (1) (6)	(0.1)	1.5	1.4	4.4
Inflation rate % (2) (6)	5.5	26.4	10.4	9.8
Inflation rate % (3) (6)	5.1	12.5	7.7	6.0
Exchange rate devaluation %(R$/US$)(4) (6)	(5.1)	52.3	18.7	9.3
Selic %(5)	26.5	25.0	19.0	15.8

(1)	Source: Instituto Brasileiro de Geografia e Estatistica (IBGE).
(2)	Source: IGP-DI, as published by the Fundacao Getulio Vargas.
(3)	Source: IPCA, which is the Consumer Price Index.
(4)	Source: Central Bank.
(5)	Source: Central Bank.
(6)	Percentages are annual for the years ended 2002, 2001 and 2000.

Effects of Inflation in Our Results of Operations

Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods, higher real income growth, increased consumer confidence and the increased availability of credit. However, if Brazil experiences significant inflation, our clients may incur default in their payment obligations towards us, and our business may be adversely affected as a consequence.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1997 through 2002:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7
December 31, 1997	7.5	5.2

(1)	Source: IGP-DI, as published by the Fundacao Getulio Vargas.
(2)	Source: IPCA, which is a consumer price index.

Certain Effects of the Real Devaluation and Interest Rates on Our Net Interest Income

The devaluation of the real affects our net interest income because a significant amount, although not the majority, of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real devalues, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, as the cost in reais of the related interest expense increases. At the same time, we experience gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real. We also experience gains on translating financial statements for certain of our subsidiaries abroad whose books and records are maintained in foreign currencies, mainly the U.S. dollar.

Unless otherwise indicated, this Item 5 relates to our average interest rates and yields. Our interest rates are measured in reais and include the effect of the devaluation of the real against foreign currencies. In addition, in periods of high interest rates our interest income increased, as interest rates on our interest-yielding assets increased. At the same time, our interest expense increased as interest rates on our interest-yielding liabilities also increased.

Acquisitions

During the period 1998-2002, we pursued an active strategy of acquiring financial institutions whose financial results are reflected in our consolidated financial statements to differing degrees, depending on the date of acquisition. This necessarily has a distortive effect on period-to-period comparability. We acquired Bemge on September 17, 1998 and Banco del Buen Ayre on November 17, 1998. Thus, while these acquisitions had a relatively modest effect on our 1998 results, they were fully reflected in our 1999 results. Since we acquired Banestado on October 17, 2000, its results did not significantly affect our 2000 financial statements, but were fully reflected in our 2001 and 2002 financial statements. Since we acquired BEG on December 4, 2001, its results were only reflected for less than one month in the 2001 financial statements presented in this annual report, but were fully reflected in our 2002 financial statements.

On December 27, 2002, the Central Bank approved our association with BBA. We acquired for R$2.7 billion (fair value), 95,75% of BBA’s total capital stock, including its Brazilian and foreign subsidiaries and the minority share interest held by third parties in Finaustria Participações Ltda. The purchase price was paid in cash and cash equivalents, subordinated debt and the issuance of our preferred shares that represented 3.0% of our total shares. See —“Item 4A- Information on the Company — History and Development of the Company — Recent Developments.”

We are currently pursuing a number of potential acquisition opportunities in the Brazilian banking sector, some of which could be individually or collectively material to us. Discussions with respect to all of these opportunities are in the preliminary stage, and we believe that there may exist other potential acquirers in all cases. If any of these acquisitions were to happen, its financing could involve internally generated funds, borrowings, the issuance of equity, or a combination thereof.

Discussion of Critical Accounting Estimates and Policies

General

The preparation of the financial statements included in this annual report, necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Allowance for Loans and Lease Losses

The allowance for loans and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The methodology for determining the allowance for loans and lease losses is further described in “Item 4 - Information on the Company - Selected Statistical Information - Allowance for Loans and Lease Losses.” The determination of the amount of allowance for loans and lease losses involves by its nature judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis. The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating. Many factors can affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during such measurements. Additionally, factors affecting the specific amount of provisions to be recorded within the estimated ranges are judgmental in nature, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category. Although our models are frequently revised and improved, the high volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment results in greater uncertainty in these models than in more stable macroeconomic environments. Our allowance for loans and lease losses for debtors in Argentina, especially as of December 31, 2001, required an increased level of subjective and complex judgment considering the events that occurred during the last few months of 2001, the severe recession and the inherent uncertainty surrounding the macro-economical, political and regulatory environment. To the extent that actual results differ from forecasts or management’s judgments, the allowance for loans and losses may be greater or smaller than future charge-offs.

Fair Value of Financial Instruments

Financial instruments recorded at fair value in our balance sheet include mainly securities classified as trading, available for sale and other trading assets including derivatives. At December 31, 2002 and 2001, a total of R$17.4 billion and R$19.7 billion, respectively were recorded at its fair value in our balance sheet. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available, we use a variety of models which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The determination of fair value when quoted market prices are not available involves judgment by our management. For example, there is often limited market data to rely upon when estimating the impact of holding a large or aged position. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations. The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability. Judgmental decisions are required also to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held to maturity securities that would require a write down of cost basis requiring recognition on our operating results. Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the allowance for loan and lease losses, estimates of the fair value of financial instruments, the amount of allowance on deferred tax assets, the amount of insurance reserves, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability and the estimate of contingent losses. Therefore, actual results could differ from our estimates.

Accounting for Unique and Complex Transactions

Accounting for unique and complex transactions for which no specific comprehensive accounting literature exists require significant judgment in order to: identify the key terms of the transaction, identify relevant accounting standards which provide guidance for analogous situations, and finally, determine out of the possible accounting treatments identified which is the most appropriate method to be followed to account for such transactions. The transactions we entered into with Telefónica and with AOL Latin America have required management to apply significant judgment on their accounting. Different accounting treatments of these transactions may have led us to different results. Our accounting policies with respect to the Telefonica and AOL Latin America transactions are presented in Notes 2.x and 31, respectively, to our consolidated financial statements in Item 18.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following table shows the principal components of our net income for 2002 and 2001.

	Year Ended December 31,
	2002	2001
	(in millions of R$)
Interest income	R$14,556	R$10,768
Interest expense	(6,915)	(4,488)

Net interest income	7,641	6,280
Provision for loan and lease losses	(2,124)	(1,077)

Net interest income after provision for loan and lease losses	5,517	5,203
Non-interest income	8,349	6,018
Non-interest expense	(11,090)	(9,197)

Income before taxes on income and minority interest	2,776	2,024
Taxes on income	61	(173)
Income before minority interest	2,837	1,851
Minority interest	(18)	(7)

Cumulative effect of a change in an accounting principle (less applicable taxes)	9	0
Net income	R$2,828	R$1,844

Interest Income

The following table shows the principal components of our interest income for 2002 and 2001.

	Year Ended December 31,
	2002	2001
Interest income	(in millions of R$)
Interest on loans and leases	R$ 7,961	R$ 6,203
Interest on deposits in banks	927	766
Interest on Brazilian Central Bank compulsory deposits	420	233
Interest on securities purchased under resale agreements and federal funds sold	1,858	1,958
Interest on trading assets	1,795	1,314
Interest and dividends on available-for-sale securities	1,532	264
Interest on held-to-maturity securities	63	30

Total interest income	R$14,556	R$ 10,768

The increase of 35.2% in our interest income in 2002 compared to 2001 was primarily due to the effects of the real devaluation in our assets denominated in or indexed to foreign currencies, which are reflected positively in the interest on loans and leases, in interest in available for sale securities and in trading asset. In a smaller scale, the increase is also a result of more stringent compliance requirements to increase compulsory deposits imposed by the Central Bank.

The largest component of the increase in our interest income was the increase in interest income on loans and leases in the amount of approximately R$1.8 billion in 2002 compared to 2001. The income growth observed during the year was a reflection of the significantly balance growth of our credit portfolio to individuals that took place throughout 2001, when we implemented a strategy to extend credit to individuals and charged more favorable interest rates to us in order to compensate for the risk we took. Furthermore, revenues from concessions obtained for trade financing, indexed to foreign currencies, increased during 2002 in line with the increase in volume of these operations, partially offset by a reduction in our onlending operations due to a reduction in the average balance of these transactions, especially onlending transactions in foreign currencies. Furthermore, the real devaluation caused a positive impact in the revenues of our foreign currency-denominated and foreign currency-indexed operations.

Interest income from available-for-sale securities increased by R$ 1,268 million in 2002 when compared to 2001. Revenues from available-for-sale securities were positively affected by the real devaluation and the consequent gain in securities indexed to foreign currencies.

Interest income from trading assets increased by R$481 million in 2002 when compared to 2001. Trading assets were also positively impacted by the real devaluation and the consequent gain in short-term trading indexed to foreign currencies or indexed to the IGP-M (Índice Geral de Preços - Mercado), which is a price index used to measure inflation in securities operations.

Interest income from Brazilian Central Bank compulsory deposits increased in the amount of approximately R$187 million in 2002 compared to 2001 in order to comply with new Central Bank regulations which required an increase in demand and savings deposits. Furthermore, during this period, the government interest rates also increased, resulting in higher revenues associated with the investment in this type of deposit.

Interest Expense

The following table shows the principal components of our interest expense paid in 2002 and 2001.

	Year Ended December 31,
	2002	2001
Interest expense	(in millions of R$)
Interest on deposits	R$(1,704)	R$(1,448)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,962)	(1,443)
Interest on short-term borrowings	(988)	(383)
Interest on long-term debt	(2,261)	(1,214)

Total interest expense	R$(6,915)	R$ (4,488)

The increase of approximately 54.1% in our interest expense in 2002 was primarily a result of increased interest rates combined with the 52.3% real devaluation during the year.

The increase of approximately R$605 million in our short-term debt interest expense was attributable to an increase in the average balance of our foreign trade borrowings together with the impact of the real devaluation, especially related to our dollar-denominated and dollar-linked debt in 2002.

The increase of approximately R$1.0 billion of our long-term debt interest expense in 2002 compared to 2001 was due to an increase in our long-term debt average balance mainly as a result of the issuance of securities and subordinated debt abroad, partially offset by a reduction in the average balance of our onlending transactions in the same period.

Our dollar-denominated and dollar-linked borrowings represented 53.0% and 50.8% of our total borrowings in 2002 and 2001, respectively.

Provision for Loan and Lease Losses

The provision for loan and lease losses increased from approximately R$1.1 billion in 2001 to approximately R$2.1 billion in 2002.

The increase was principally the result of a non-performing credit from one of our corporate customers combined with the increase in provisions as a reflect of our strategy in 2001 where we adopted certain credit policies to increase our credit portfolio to individuals which generated higher financial margins and, at the same time, higher credit risk

While credit transactions with individuals, including overdraft accounts and other types of financings, represented 33.2% of the total portfolio in 2002 compared to 32.3% in 2001 (see “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Allocation of Allowance for Loan Losses”), the portion of these transactions in the allowance for loan and lease losses increased from 40.6% in 2001 to 48.5% in 2002.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2002 and 2001.

	Year Ended December 31,
	2002	2001
Non-interest income:	(in millions of R$)
Fee and commission income	R$ 3,675	R$ 3,190
Trading income (losses)	(122)	(367)
Net gain (loss) on sale of available-for-sale securities	(610)	(4)
Net gain on foreign currency transactions	925	47
Net gain on translation of foreign subsidiaries	629	317
Equity in earning (losses) of unconsolidated companies, net	284	216
Insurance premiums, income on private retirement plans and on capitalization plans	1,793	1,476
Other non-interest income	1,775	1,143

Total non-interest income	R$8,349	R$ 6,018

The increase in our non-interest income in the amount of approximately R$2,331 million in 2002 as compared to 2001 was primarily due to the impact of the real devaluation in 2002 combine with an increase in the amount of R$485 million in fee and commission income and an increase in the amount of R$317 million in insurance premiums, income on private retirement plans and on capitalization plans and an increase in other non-interest income.

The increase in our fee and commission income from approximately R$3,190 in 2001 to R$3,675 in 2002 was basically a result of a 34.2% increase in revenues obtained from fund management fees due to the positive fund performance. Furthermore, revenues increased as a result of a 17.8% increase in fees charged on our checking accounts during the year together with the 31.5% increase in our credit card base as a result of the increase in annual fees and other services. Furthermore, we can attribute the increase to our own organic growth as well as the acquisition of BEG in the end of 2001 which was fully reflected in 2002 and the consequent increase in our customer base from 8.8 million in 2001 to 9.1 million in 2002.

The increase from R$4 million in 2001 to R$610 million in 2002 in our net loss on sale of available-for-sale securities was a result of sale of available-for-sale securities at a loss.

In 2002, the increase from R$47 million in 2001 to R$925 million in 2002 of our net gain on foreign currency transactions was a result of two main factors. First, we took advantage of the high volatility of the exchange rate market and consequent devaluation of the real and second due the economic changes in Argentina which led to gains in connection with our operations in Banco del Buen Ayre relating to our assets that were either denominated or linked to dollars.

Our net gain on translation of foreign subsidiaries increased by approximately R$312 million in 2002 compared to 2001 as a result of the devaluation of the real in our foreign investments. The 52.3% exchange rate devaluation of the real against the U.S. dollar in 2002 was the main reason for this increase.

The increase of R$317 million in our insurance premiums, income on private retirement plans and capitalization plans was due to an increase in the amount of insurance, private retirement and capitalization products sold.

The increase in other non-interest income to R$1,775 million in 2002 from R$1,143 million in 2001 is principally a result of revenue recognition in the amount of R$289 million relating to the revision of our agreement with AOL Latin America and also revenues in the amount of R$91 million associated with the Telefónica transaction. See Notes 2x and 31 to our consolidated financial statements. The increase is also due to the reversion of certain tax provisions relating to the payment of taxes at reduced amounts as a result of benefits offered by the Brazilian government. See note 29(b) to our consolidated financial statements.

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2002 and 2001.

	Year Ended December 31,
	2002	2001
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	R$ (2,546)	R$ (2,376)
Administrative expenses	(2,841)	(2,885)
Amortization of goodwill and other intangibles	(137)	(177)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(1,513)	(1,129)
Depreciation of premises and equipment	(567)	(487)
Other non-interest expense	(3,486)	(2,143)

Total non-interest expense	R$ (11,090)	R$ (9,197)

The increase in our non-interest expense in 2002 in the amount of R$ 1,893 million, as compared to 2001, was principally a result of an increase in the amount of R$384 million in insurance claims, changes in reserves for insurance operations for private retirement and acquisition cost combined with the increase in the amount of R$ 1,343 million in other non interest expense.

Our expenses relating to salaries and employees benefits had a small increase of 7.2% in 2002, as a result of collective bargaining agreements in September 2001 and September 2002.

The slight decrease in administrative expenses in the amount of R$44 million in 2002 reflected our efforts to maintain costs at a low level, even though there was an increase in expenses relating to computer rental agreements and other computer peripherals that were linked or denominated in dollars and an increase in expenses related to the acquisition of BEG in the end of 2001 which was totally reflected in 2002.

The insurance claims, changes in reserves for insurance operations, for private retirement plans and for capitalization plans and acquisition costs increased by approximately R$384 million in 2002, as compared to 2001, as a result of higher expenses associated with the growth in the volume of private retirement plan products and insurance policies sold.

The increase in other non-interest expenses is mainly a result of the impairment of our investment in AOL Latin America in the amount of R$605 million, combined with the effect of the real devaluation in our liability denominated in dollars related to the AOL Latin America transaction in the amount of R$228 million in 2002 compared to R$182 million in 2001 and also due to a R$234 million increase in 2002 compared to 2001 in expenses relating to labor litigation.

Taxes on Income

Our expenses related to income taxes and social contributions decreased in the amount of R$234 million to an income of R$61 million in 2002 from R$173 million in 2001, despite the fact that our taxable income increased by R$232 million in 2002, as compared to 2001. The growth in our taxable income was offset by the increase in our non-taxable income as result of translation gains from our foreign subsidiaries associated with tax benefits in connection with the increase in payment of interest on capital and the tax benefit on full amortization of tax-deductible goodwill in excess of carrying amount of goodwill and other intangible assets.

Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following table shows the principal components of our net income for 2001 and 2000.

	Year Ended December 31,
	2001	2000
	(in millions of R$)
Interest income	R$ 10,768	R$ 7,682
Interest expense	(4,488)	(3,098)

Net interest income	6,280	4,584
Provision for loan and lease losses	(1,077)	(406)

Net interest income after provision for loan and lease losses	5,203	4,178
Non-interest income	6,018	5,137
Non-interest expense	(9,197)	(7,416)

Income before taxes on income and minority interest	2,024	1,899
Taxes on income	(173)	(207)
Income before minority interest	1,851	1,692
Minority interest	(7)	(46)

Net income	R$1,844	R$ 1,646

The following table shows the principal components of our interest income for 2001 and 2000.

	Year Ended December 31,
	2001	2000
Interest income	(in millions of R$)
Interest on loans and leases	R$ 6,203	R$ 4,066
Interest on deposits in banks	766	670
Interest on Brazilian Central Bank compulsory deposits	233	192
Interest on securities purchased under resale agreements and federal funds sold	1,958	1,075
Interest on trading assets	1,314	1,406
Interest and dividends on available-for-sale securities	264	226
Interest on held-to-maturity securities	30	47

Total interest income	R$ 10,768	R$ 7,682

The increase of approximately 40.2% in our interest income in 2001 was primarily due to the 52.6% increase in our interest from loans and leases and the 82.1% increase in our interest from federal funds sold and securities purchased under resale agreements, as compared to 2000, and, to a lesser extent, due to the impact of the devaluation of the real in 2001.

The largest component of the increase in our interest income was the increase of approximately R$2.1 billion in interest income on loans and leases. The improvement in the Brazilian economic environment that began in the second half of 1999 and continued through the first quarter of 2001 encouraged us to take advantage of opportunities to increase our credit portfolio by increasing our customer base, through the issuance of pre-approved credit arrangements targeted towards individuals with lower income, as these are more profitable accounts due to more favorable interest rates we charge in order to compensate for the risk we take. However, during the second half of 2001, there was a decrease in the rate of growth of our credit portfolio, as a result of the slow down in the world and the Brazilian economy, the Argentine crisis and the energy crisis. In addition, the increase in interest rates during the first half of 2001 also contributed to the increase in our interest income from loans and leases, which was offset by a small reduction in interest rates in the second half of 2001, evidencing of the greater stability of the real against the U.S. dollar from June to December 2001 in comparison with the period from January to June 2001.

The increase of approximately 82.1% in interest income on securities purchased under resale agreements and federal funds sold for 2001 as compared to 2000 was primarily due to increased volumes in these operations and the real devaluation against the U.S. dollar during the period, which increased interest income of the securities under resale agreements indexed to foreign currency.

In 2001, 48.5% of our trading assets portfolio was comprised of foreign currency denominated securities, representing a 6.5% increase from our position in 2000.

Interest Expense

The following table shows the principal components of our interest expense paid in 2001 and 2000.

	Year Ended December 31,
	2001	2000
Interest expense	(in millions of R$)
Interest on deposits	(R$ 1,448)	R$ (1,306)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,443)	(845)
Interest on short-term borrowings	(383)	(298)
Interest on long-term debt	(1,214)	(649)

Total interest expense	R$ (4,488)	R$ (3,098)

The increase of approximately 44.9% in our interest expense in 2001 was primarily due to an increase of approximately 87.1% in our long-term debt interest expense and the increase of approximately 70.8% in our securities sold under repurchase agreements and federal funds purchased, as compared to 2000.

The substantial increase in our long-term debt interest expense was attributable to the real devaluation, coupled with the increase of approximately 47.5% in our average long-term debt balances, especially our dollar denominated or dollar-linked debt in 2001, when compared to 2000.

Our issuance of subordinated debt in the second half of 2001 contributed to the increase of our long-term debt average balance during the period.

Our dollar-denominated or dollar-linked long-term borrowings represented 55.4% and 44.5% of our total long-term borrowings in 2001 and 2000, respectively.

The increase of approximately 74.3% in the average balance of our securities sold under repurchase agreements and our federal funds purchased in 2001, as compared to 2000, contributed to the increase of our interest expense on securities sold under repurchase agreements and federal funds purchased.

Provision for Loan and Lease Losses

The provision for loan and lease losses increased from approximately R$406 million in 2000 to approximately R$1.1 billion in 2001. The improvement in the Brazilian economic environment which started in 1999, encouraged us to take advantage of opportunities to increase our credit portfolio by offering pre-approved credit products to our retail customers. We have maintained our strategic focus of growing our credit portfolio by investing funds in transactions that allow higher financial margins to be achieved (in particular, by increasing the balance of credit cards operations). This strategy has been performed successfully, even if we assume higher credit risks, since its adoption has generated a positive contribution to our performance.

While credit transactions with individuals, including overdraft accounts and other types of financings, represented 32.3% of the total portfolio in 2001 compared to 26.7% in 2000 (see “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Allocation of Allowance for Loan Losses”), the portion of these transactions in the allowance for loan and lease losses increased from 33.4% in 2000 to 40.6% in 2001.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2001 and 2000.

	Year Ended December 31,
	2001	2000
Non-interest income:	(in millions of R$)
Fee and commission income	R$ 3,190	R$ 2,673
Trading income (losses)	(367)	(44)
Net gain (loss) on sale of available-for-sale securities	(4)	55
Net gain on foreign currency transactions	47	30
Net gain on translation of foreign subsidiaries	317	198
Equity in earning (losses) of unconsolidated companies, net	216	199
Insurance premiums, income on private retirement plans and on capitalization plans	1,476	1,332
Other non-interest income	1,143	694

Total non-interest income	R$ 6,018	R$ 5,137

The increase in our non-interest income in the amount of approximately R$881 million in 2001 as compared to 2000 was primarily due to the increase of approximately R$517 million in our fee and commission income and to a lesser extent due to an increase of approximately R$449 million in our other non-interest income.

The increase in our fee and commission income is basically a result of the 22.8% growth in the amount of fees charged on our checking accounts, the increase of 36.1% in the revenues obtained from our credit card fees and the increase of 5.2% in the revenues from our asset management fees. The increase of 1.3 million clients in our customer base was the main reason for the growth in our checking account fees charged. Furthermore, in 2001, we increased our credit card customer base and our asset management portfolio through the acquisition of Lloyds TSB portfolio in Brazil and through an effective marketing campaign.

The 64.7% increase in our other non-interest income in 2001, as compared to 2000, was a result of reversals in the amounts that we had reserved for various contingency items relating to our operations. We reversed reserves relating to litigation and tax provisions as a result of our success in challenging certain tax claims and certain favorable labor settlements that we negotiated with former employees. Furthermore, we received INSS tariffs in the amount of R$46 million relating to previous periods, in which we performed services for the government related to social security contributions and the government, after having delayed payment, eventually paid a portion of the amount due. Also in 2001, we increased the amount of gains associated with the sale of assets from our leasing operations, where the option to buy these assets was eventually not exercised by the customer.

As part of our overall strategy to reduce our exposure to foreign exchange variations, we take short positions in foreign currency-linked derivatives. We also take these short positions in foreign currency-linked derivatives to balance the long positions we take in our investments in subsidiaries abroad. These positions led to a loss of R$367 million in 2001, as compared to a loss of R$44 million in 2000. These losses on our trading income were a result of the negative impact observed in the market value of our trading securities and some derivative instruments. The market value of these derivatives was negatively affected by changes in interest rates and the exchange rate of the real against the U.S. dollar, particularly those affecting our forward interest rate positions and some option and forward exchange rate positions we held.

Our net gain on translation of foreign subsidiaries increased by approximately R$119 million in 2001 compared to 2000 as a result of the devaluation of the real in our foreign investments. The 18% exchange rate devaluation of the real against the U.S. dollar in 2001 was the main reason for this increase.

The increase of R$144 million in our insurance premiums, income on private retirement plans and capitalization plans was almost entirely due to an increase of 47.1% in the sale of our private retirement plan products and to the growth of 12.5% in the number of insurance policies we issued, mainly related to automobile and life insurance.

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2001 and 2000.

	Year Ended December 31,
	2001	2000
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	R$ (2,376)	R$ (1,795)
Administrative expenses	(2,885)	(2,346)
Amortization of goodwill and other intangibles	(177)	(60)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(1,129)	(953)
Depreciation of premises and equipment	(487)	(433)
Other non-interest expense	(2,143)	(1,829)

Total non-interest expense	R$ (9,197)	R$ (7,416)

The 24.0% increase in our non-interest expense in 2001, as compared to 2000, was mainly a result of the 32.4% increase in our salaries and employee benefits and the 23.0% increase in our administrative expenses, the 18.5% increase in our insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and the increase of 17.2% in other non-interest expense.

Our salaries and employees benefits increased R$581 million in 2001, as compared to 2000, as a result of the growth in the number of our employees due to the Banestado’s acquisition, combined with a general 5.5% increase in annual employee salaries and an increase in employee profit participation as a result of our improved operating results.

Our amortization of goodwill and other intangibles increased R$117 million in 2001, as compared to 2000. This increase was a result of the R$85 million impairment loss related to the goodwill and other intangible assets from our purchase of Banco Itaú Buen Ayre due to the uncertainty in the Argentine economy.

Our administrative expenses increased R$539 million in 2001, as compared to 2000, as a result of an increase in external administrative expenses associated with commissions and resale fees, system analysis and programming services outsourced to third parties and technical support provided by external consulting firms in connection with acquisition and marketing campaigns. Our expenses with data processing and communications also increased, as a result of the increase in size of our database and processing facilities, resulting in higher expenses relating to software rental, increase of our branch network, increase in the usage of our call center and home and office banking coupled with an increase in the volume of our domestic and international operations. Our costs associated with maintenance and security also increased due to changes in the layout of our branches and administrative areas. The growth in our advertising and marketing expenses resulted from marketing campaigns in connection with Itaú - AOL, Insurance, Credit Cards, Private Retirement Plans, the expansion of the Personnalité network, the launching of the Investa website, fund raising campaigns and campaigns to attract new clients.

Our insurance and private retirement plans costs increased by approximately R$176 million in 2001, as compared to 2000, as a result of higher expenses associated with the growth in the volume of private retirement plan products and insurance policies sold. However, in 2001, some of these expenses were also offset due to the decrease in the amount of losses achieved through the implementation of stringent underwriting policies of risk acceptance.

The increase in our other non-interest expense in 2001, as compared to 2000, was almost entirely due to an increase in provisions for labour-related litigation.

Taxes on Income

Our expenses related to income taxes and social contributions decreased in the amount of R$34 million to R$173 million in 2001 from R$207 million in 2000, despite the fact that our taxable income increased by R$109 million in 2001, as compared to 2000 as a result of the growth in our operations. However, the growth in our taxable income was offset by the increase in our non-taxable income as a result of translation gains from our foreign subsidiaries coupled with tax benefits in connection with the increase in the payment of interest on capital.

5B. Liquidity and Capital Resources

Our financial executive committee determines our policy regarding asset and liability management. Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the committee considers our exposure limits for each market segment and product and the volatility and correlation across different markets.

We have invested in improving the risk management of the liquidity inherent in our activities. We have simultaneously maintained a portfolio of bonds and securities of great liquidity (operational reserve) which represents a potential source for additional liquidity.

Management controls related to our liquidity reserves are obtained through a methodology capable of projecting the resources that will be available for application by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee. These limits aim to ensure sufficient liquidity, as well as foreseen minimum needs. These limits are revised periodically and founded on the projection of cash needs in atypical market situations (i.e., stress scenario).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. The minimum amount of liquidity is determined by the reserve requirements established by the Central Bank. We satisfy these requirements by maintaining a proper balance between maturity distribution and diversity of sources of funds. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. See “Item 4B - Information on the Company - Business Overview - Risk Management - Market and Liquidity Risk Management.”

The following table sets forth our average deposits and borrowings for 2002, 2001 and 2000, in each case together with the average real interest rates paid thereon.

	For the years ended December 31,
	2002		2001		2000
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	43,955	60.6%	41,655	65.5%	29,401	67.2%

Interest-bearing deposits	19,692	27.2%	18,951	29.8%	16,820	38.54%
Savings deposits	17,366	24.0%	16,286	25.6%	15,161	34.7%
Deposits from banks	120	0.2%	177	0.3%	159	0.4%
Time deposits	2,206	3.0%	2,489	3.9%	1,500	3.4%
Securities sold under repurchase agreements and federal funds sold	9,592	13.2%	9,487	14.9%	5,444	12.4%
Borrowings:	14,671	20.2%	13,217	20.8%	7,137	16.3%
Short-term borrowings	6,067	8.4%	5,610	8.8%	1,978	4.5%

	For the years ended December 31,
	2002		2001		2000
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Long-term debt	8,604	11.9%	7,607	12.0%	5,159	11.8%
Non-interest-bearing liabilities	28,518	39.4%	21,917	34.5%	14,332	32.8%
Non-interest bearing deposits	6,574	9.1%	5,890	9.3%	4,464	10.2%
Other non-interest bearing liabilities	21,944	30.3%	16,027	25.2%	9,868	22.6%
Total liabilities	72,473	100.0%	63,572	100.0%	43,733	100.0%

Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B - Information on the Company - Business Overview - Funding.”

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity adequate. For this reason, under our current funding strategy, we are not focused on increasing our time deposit and demand deposit base as compulsory requirements relating to demand deposits are high and interest rates paid on time deposits are substantially higher than on other sources of funding. Rather, we are seeking to increase our savings deposit base and our base of managed market funds.

This funding strategy is designed to provide us better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds. In order to finance a possible growth in our loan portfolio, we expect to use liquidity provided by our investments in securities.

Among the foreign resources we obtained in the international capital markets during the years of 2001 and 2002, the following are the most significant transactions that were outstanding as of December 31, 2002:

(a)	In February 2001, we took part in the syndicated loan market with a transaction comprised of two tranches amounting to US$275 million. As of December 31, 2002, the outstanding balance of the syndicated loan amounted to US$100 million.

(b)	We also seek to diversify our funding sources by issuing new types of debt instruments in the international capital markets. In August 2001, we issued two tranches of subordinated debt. We raised US$100 million and JPY 30 billion in subordinated debt in order to increase our Tier II capital under the Basel Accord. In November 2001, the original subordinated debt issue denominated in dollars was re-opened and increased by US$ 80 million. This transaction enabled us to increase our capital base.

(c)	In March 2002, we established a securitization program related to the receipt of non-Brazilian diversified payment orders with a first issue of US$250 million. In July 2002, we issued a second tranche under that program amounting to US$150 million. We believe that the effective annual interest rates under these transactions, 0.70% and 0,65% above six month Libor, respectively, are lower than the rates that could otherwise be obtained through other available financing alternatives.

(d)	We also issued two Eurobond transactions in 2002. Each issue reached an amount of US$100 million. These transactions closed in February and April 2002.

(e)	Other than those transactions, we have also issued certain structured securities and established programs for the issuance of certificates of deposit, commercial paper and trade notes. For example, we issued US$150 million in certificates of deposit in December 2002. This issue was carried out under our existing euro certificate of deposit program.

Our ability to obtain funding depends numerous factors including general economic conditions, investors’ perception of emerging market in general and of Brazil, in particular, prevailing economic and political conditions in Brazil, government regulations in relation to foreign exchange funding and our credit ratings.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2002, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2003.

Under the revised terms of the MOU with AOL Latin America, the amount of cash payments that we would be obligated to pay if we do not meet the targets for the third through fifth year has been reduced to a maximum of US$ 20 million, and we assumed specific marketing commitments which if we do not fulfill would require us to make cash payment of a maximum of US$ 40 million. See Note 2.x to our consolidated financial statements.

Credit Ratings

As indicated above, we rely upon the short-term and long-term debt issuances to fund a portion of our operations. The cost and availability of debt is influenced, as indicated above, by several factors including our credit ratings. Credit ratings are also important when seeking to engage in long-term transactions.

Our credit ratings as of June 20, 2003 are as follows:

Fitch Atlantic Ratings	Domestic	International

Short term	F1+(bra)	B
Long term	AA(bra)	B
Individual	-	C
Legal	-	4T

Moody’s	Domestic	International

Financial Strength	-	C-
Bank Deposits - Foreign Currency	-	B3/NP
Bank Deposits - Local Currency	-	A3/P-2
Long-term Deposit	Aaa.br	-
Short-term Deposit	BR-1	-

Standard & Poor’s	Domestic	International

Foreign Currency – Long term	-	B+
Foreign Currency – Short-term	-	B
Local Currency – Long term	br.AA	BB
Local Currency – Short-term	br.A-1	B

Changes in Cash Flows

During 2002, 2001 and 2000, our cash flow was affected principally by the changes in the Brazilian economic environment. The following table sets forth the main variations in our cash flows during 2002, 2001 and 2000.

	For the Year Ended December 31,
	2002	2001	2000
	(in millions of R$)
Net cash provided by operating activities	R$ 6,616	R$ 7,256	R$ 4,543
Net cash used in investing activities	(12,948)	(10,812)	(4,049)
Net cash provided by financing activities	3,056	2,386	5,334

Net increase (decrease) in cash and cash equivalents	R$ (3,276)	R$ (1,170)	R$ 5,828

Operating Activities

Our cash flows from operating activities provided for approximately R$6.6 billion, R$7.3 billion and R$4.5 billion for 2002, 2001 and 2000, respectively.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$12.9 billion, R$10.8 billion and R$4.0 billion in 2002, 2001 and 2000, respectively.

Our cash outflow for the year ended December 31, 2002 was mainly related to the net increase in deposits with the Central Bank that generated cash outflows in the amount of approximately R$5.8 billion offset by a decrease in cash outflows on loans and leases in the amount of R$3.2 billion.

Our cash outflow for the year ended December 31, 2001 was mainly related to a net increase in our loans in the amount of approximately R$6.1 billion coupled with the purchase of available-for-sale securities in the amount of approximately R$5.9 billion. Cash paid for the acquisition of BEG and LAM (net of cash and cash equivalents received from these companies on the date of acquisition) was approximately R$224 million.

Our cash outflow for the year ended December 31, 2000 was mainly related to a net increase in our loans and leases in the amount of approximately R$4.3 billion and cash paid for the acquisition of Banestado and Lineinvest (net of cash and cash equivalents received from these companies on the date of acquisition) for approximately R$882 million.

Financing Activities

Our cash flows from financing activities provided approximately R$3.1 billion, R$2.4 billion and R$5.3 billion in 2002, 2001 and 2000, respectively.

During the year ended December 31, 2002, the most significant variation on the cash flow of financing activities were the increase in deposits for approximately R$4.5 billion offset by the decrease of R$4.7 billion in federal funds. The repayment of long-term debt decreased for approximately R$5.7 billion.

During the year ended December 31, 2001, the most significant financing activities were the increase in our short-term borrowings providing for approximately R$3.7 billion and long-term borrowings providing for approximately R$5.8 billion. Our cash outflow from financing activities were related to the net payment of federal funds in the amount of approximately R$1.8 billion and the payment of long-term debt in the amount of approximately R$3.7 billion.

During the year ended December 31, 2000, the most significant financing activities were the increase in securities sold under repurchase agreements and federal funds purchased for approximately R$4.1 billion, and additional long-term borrowings of approximately R$2.7 billion offset by the repayment of long-term debt of approximately R$2.1 billion.

We paid dividends and interest on stockholders’ equity in the amounts of approximately R$816 million, R$ 644 million, and R$629 million for 2002, 2001 and 2000, respectively. We also acquired treasury stock, generating cash outflows of approximately R$223 million, R$656 million and R$474 million for 2002, 2001 and 2000, respectively.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11% of risk-weighted assets, similar to the recommendations of the Banking Supervision Committee of Basel. See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision - Capital Adequacy Requirements” for a detailed discussion of capital adequacy requirements.

As required by Central Bank rules, we currently measure our capital compliance in two different ways: by consolidating only our financial institutions and on a fully-consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. During December 2002, 2001 and 2000, our solvency ratio measured on the financial institutions consolidation method was 19.1%, 19.5% and 15.7%, respectively. In December 2002 and 2001, in accordance with the new regulations, our solvency ratio was 18.4% and 16.9%, on a fully consolidated basis. The increase in our solvency ratio from 2000 to 2001 was primarily attributable to earnings retained and our issuance of subordinated debt described above.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case at December 31, 2002, 2001 and 2000.

	Financial Institutions Consolidation			Full Consolidation
	At December 31,			At December 31,	At December 31,
	2002	2001	2000	2002	2001
	(in millions of R$, except percentages)
Tier I	11,266	10,052	7,737	11,408	9,149
Tier II	5,164	1,434	5	5,165	1,436

Reference Capital	16,430	11,486	7,742	16,573	10,585

Adjustments	(2,630)	(1,187)	(900)	(2,629)	(1,186)

Our Regulatory Capital	13,800	10,299	6,842	13,944	9,399

Minimum regulatory capital required	7,931	5,814	4,801	8,345	6,110

Excess over minimum regulatory capital required	5,869	4,485	2,041	5,599	3,289

Solvency Ratio	19.1%	19.5%	15.7%	18.4%	16.9%

On September 26, 2001, the Conselho Monetário Nacional-CMN, the national monetary council, introduced modifications to the specific formula for determining the capital to risk-weighted assets ratio by: increasing the risk factor applicable to transactions involving assets and liabilities denominated or indexed in foreign currency from 33% of the total exchange exposure on the excess of 20% of regulatory capital to 50% of the total exchange exposure. On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%.

As a result of these measures, our capital to risk-weighted assets ratio would have decreased. However, the reduction was offset by the issuance of subordinated debt securities which are considered Tier 2 capital purposes of that ratio, as described above:

(1) Bank Deposit Certificates: issued on December 23, 2002, with nominal value of R$ 850,000, with maturity date on December 23, 2009 and paying interest semiannually at the average Interfinancial Deposit rate plus 0.87% p.a.

(2) Non-convertible debentures: issued on September 1, 2001, with nominal value of R$ 600,000, with maturity date on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit (DI) rate registered at the Securities Custody Center CETIP (DI-CETIP) plus 0.75% p.a.

(3) Euronotes: issued on August 13, .2001, in the amount of US$ 100,000 thousand, and on November 9, 2001, in the amount of US$ 80,000 thousand, with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 10% p.a.; issued on August 13, 2001, in the amount of Y 30,000,000 thousand, also with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 4.25% p.a.; issued on June 26, 2002, in the amount of US$ 50,000 thousand, with maturity date on June 28, 2012 and paying interest semiannually at the rate of 10.375% p.a. up to June 28, 2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Subordinated debt restricted to the association with BBA and subsidiary companies: (a) Bank Deposit Certificates issued by Banco Itau in the amount of R$ 649,511 (value at December 31, 2002 for purposes of solvency ratio computation), with maturity date over 5 years and paying interest at the DI rate at maturity date; (b) Liabilities related to preferred shares of Banco Itau S.A. that will be issued by ITAU in the amount for purposes of solvency ratio on computation of R$ 544,303; (c) Liabilities related to mandatory redeemable preferred shares, issued by Itau Bank, Ltd., with no voting right in the amount of R$ 1,388,842 (translated from the face value denominated in United States dollars of US$ 393,072 thousand; the value at December 31, 2002 for purposes of solvency ratio on computation), with maturity in 12.5 years and fixed cumulative dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually. On December 31, 2002, accrued dividends were already incorporated in the amount of R$ 10,512 (US$ 2,975 thousand). Although as of December 31, 2002, the subordinated debt and the preferred shares were part of a pending issuance, they were considered part of our regulatory capital.

Interest Rate Sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest income resulting from the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. The pricing structure is matched when an equal amount of these assets or liabilities matures or reprices. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income. These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account rates of return, the underlying degree of risk, and liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We, through our financial executive committee, monitor our maturity mismatches and positions and manage them within established limits. Management reviews our positions weekly and changes positions promptly as market outlooks change. For more detailed information on the monitoring of our positions, see “Item 4B - Information on the Company - Business Overview - Risk Management - Market and Liquidity Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities position at December 31, 2002 and therefore does not reflect interest rate gap positions that may exist at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2002
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of R$, except percentages)
Deposits in other banks	7,005	1,368	1,859	484	144	-	10,860
Securities purchased under resale agreements and federal funds sold	1,564	-	38	-	304	235	2,141
Central Bank compulsory deposits	11,179	-	-	-	-	-	11,179
Trading assets	4,579	197	339	343	269	56	5,783
Securities available for sale	288	83	285	1,219	2,167	5,388	9,430
Securities held to maturity	-	-	11	11	43	75	140
Loans and leases	6,025	4,600	4,026	4,514	5,347	3,341	27,853
Total interest-earning assets	30,640	6,248	6,558	6,571	8,274	9,095	67,386
Savings deposits	18,573	19	-	-	-	-	18,592
Time deposits	710	240	815	195	492	2	2,454
Deposits from banks	98	-	-	-	-	-	98
Securities sold under repurchase agreements and federal funds purchased	3,192	116	73	-	-	-	3,381
Short- and Long-Term debt	755	1,330	1,949	3,333	6,472	7,712	21,551
Total interest-bearing liabilities	23,328	1,705	2,837	3,528	6,964	7,714	46,076
Asset/liability gap	7,312	4,543	3,721	3,043	1,310	1,381	21,310
Cumulative gap	7,312	11,855	15,576	18,619	19,929	21,310	—
Ratio of cumulative gap to total interest-earning assets	10.9%	17.6%	23.1%	27.6%	29.6%	31.6%	—

Exchange Rate Sensitivity

The greater part of our operations is denominated in reais. We also have assets and liabilities denominated in foreign currency, mainly in dollars, as well as assets and liabilities, which, although denominated in reais, are dollar-indexed and therefore expose us to exchange rate risks. The Central Bank regulates our maximum open, short and long foreign currency positions.

At December 31, 2002, our consolidated net foreign currency exposure was approximately R$1.8 billion, or 15.9% of our stockholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or denominated assets and total foreign currency indexed or denominated liabilities, including off balance sheet financial instruments.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations, and dollar-linked on-lendings from government financial institutions. The proceeds of these operations are mainly applied to dollar-linked lending operations and securities purchases. Additionally, when translating into reais our investments abroad for consolidation purposes, we realize a translation gain or loss recognizing the effect of exchange rate variation.

The following table sets forth the main assets and liabilities subject to foreign exchange variations as of December 31, 2002, 2001 and 2000. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

	As of December 31, 2002 (1)
	R$	Denominated in foreign currency	Linked to foreign currency	Total	Percentage of amounts denominated in and linked to foreign currency of total
	(in millions of R$, except percentages)
Assets:
Cash and due from banks and restricted cash	1.123	193	11	1.327	15.4%
Loans, securities and other assets	59.399	10.741	6.735	76.875	22.7%
Premises and equipment, net	2.694	87	-	2.781	3.1%
Investments in affiliates and other investments	2.240	1.218	78	3.536	36.7%
Goodwill	60	268	-	328	81.7%
Other intangibles	971	-	-	971	0%
Non-performing loans	1.092	-	-	1.092	0%
Allowance for loan losses	(2.398)	(350)	-	(2.748)	12.7%

Total	65.181	12.157	6.823	84.162	22.6%

Percentage of total assets	77.4%	14.4%	8.2%	100.0%

Liabilities and Stockholders’ Equity:
Non-interest bearing deposits	9.138	222	1	9.361	2.4%
Deposits, borrowings and other liabilities	46.538	12.237	4.598	63.373	26.6%
Minority interest in consolidated subsidiaries	375	1	-	376	0.3%

Stockholders’ equity	11.052	-	-	11.052	0%

Total	67.103	12.460	4.599	84.162	20.3%

Percentage of total liabilities and stockholders’ equity	79.7%	14.8%	5.5%	100.0%

(1)	Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.

The following tables present the composition of our off-balance sheet derivative instruments as of December 31, 2002, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy.

	As of December 31, 2002
	Notional amounts
	R$	Denominated in or linked to foreign currency	Total
	(in millions of R$)
Off-balance sheet financial instruments
Swap contracts
Buy/(sale) commitments, net	918	(918)	0
Forward contracts
Sale commitments, net	611	0	611
Future contracts
Buy (Sale) commitments, net	(850)	1,631	781
Option contracts
Buy (Sale) commitments, net	458	(881)	(423)

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

The following table presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2002 classified by the method used to determine fair value:

	Quoted market prices	Prices provided by external sources (mainly dealer quotes)	Fair value based on models and other valuation method	Total
Securities purchased under resale agreements and federal funds sold	0	2,141	0	2,141
Trading Securities	133	4,529	119	4,781
Derivative Financial Instruments	64	0	938	1,002
Available-for-Sale Securities other than Restricted Stock	368	5,101	3,960	9,430
Derivatives Liabilities	(79)	0	(858)	(937)
Capital Expenditures

Over the past three years, we have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

The following table sets forth our capital expenditures for the years ended December 31, 2002, 2001 and 2000.

	For the year ended December 31,
	2002	2001	2000
	(in millions of R$)
Land and buildings	197	83	34
Furniture and data processing equipment	444	502	311
Leasehold improvements	67	22	27
Software developed or obtained for internal use	46	126	82
Other	17	11	78

Total	771	744	532

We expect that our capital expenditures in 2003 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2003 will be funded from our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

5C. Research and Development, Patents and Licenses, Etc.

Not applicable.

5D. Trend Information

Several factors will affect our future results of operations, liquidity and capital resources, including:
•	the Brazilian economic environment,
•	the effects of inflation in our results of operations,
•	the effects of the real devaluation and interest rates on our net interest income, and
•	any acquisition of financial institutions we make in the future.

In addition, our recent acquisitions could affect the comparability of our financial statements. Each of these factors is described fully under “Item 5A - Operating and Financial Review and Prospects - Overview - Operating Results.”

In addition, you should read “Item 3D - Key Information - Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E. Off-Balance Sheet Arrangements

Not applicable.

5F. Tabular Disclosure of Contractual Obligations

The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2002:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-Term Debt Obligations	12,194	2,214	3,400	2,060	4,520
Operating and Capital (Finance) Lease Obligations	890	235	247	48	360
Guarantees	5,710	3,909	721	250	830
Other	1,473	141	276	436	620
Total	20,267	6,499	4,644	2,794	6,330

We have assumed certain commitments under the terms of the sale and purchase agreement with BBA. The amounts involved in those commitments cannot be reasonably estimated as of the date of this annual report. The key agreements are presented below:

(a) We have committed to: (i) increase the capital of BBA by approximately R$ 1,200 in proportion to our shareholding, (ii) to transfer to BBA, loans granted to corporate customers together with its related funding. We expect to account for such increase as a capital contribution without increase or decrease in our interest in BBA.

(b) Upon the transfer of loans mentioned in (a)(ii) above we have committed with the individual selling shareholders that such transferred loans will generate a minimum spread to Itaú BBA and that we will reimburse them for losses incurred for up to a five-year period on such loans.

(c) If the results from treasury activities over a five-year period exceeds a target amount we have committed to make an additional payment to the individual selling shareholders. Conversely, if such results are below a minimum amount we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement will be made at the end of the five years unless it reaches the ceiling or other specified events occur.

(d) We have committed to pay a bonus to the directors and officers (all of which are also shareholders) that remain in its capacity providing services to Itau BBA over two years as from the date of the transaction. The full amount of the bonus is to be made after eight years and accrues pro-rata after the second year.

The individual selling shareholders have also committed to reimburse us for pre-acquisition contingencies and losses on specifically identified loans.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers (each an executive officer). All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions, ages and mandate terms of the members of our directors and senior management at the present date, who were elected on April 30, 2003 and May 5, 2003, respectively:

Directors:

Name	Position	Age
Olavo Egydio Setubal	Chairman	80
José Carlos Moraes Abreu	Vice Chairman	80
Alfredo Egydio Arruda Villela Filho	Vice Chairman	33
Roberto Egydio Setubal	Vice Chairman	48
Alcides Lopes Tápias	Director	60
Carlos da Câmara Pestana	Director	71
Fernão Carlos Botelho Bracher	Director	68
José Vilarasau Salat	Director	72
Henri Penchas	Director	57
Luiz de Moraes Barros	Director	93
Maria de Lourdes Egydio Villela	Director	59
Pérsio Arida	Director	51
Roberto Teixeira da Costa	Director	69
Sergio Silva de Freitas	Director	60

Executive officers:

Name	Position	Age
Roberto Egydio Setubal	President and CEO	48
Henri Penchas	Senior Vice President	57
Sergio Silva de Freitas	Senior Vice President	60
Alberto Dias de Mattos Barretto	Executive Vice President	61
Alfredo Egydio Setubal	Executive Vice President	44
Luciano da Silva Amaro	Legal Counsel	57
Rodolfo Henrique Fischer	Executive Officer	41
Sílvio Aparecido de Carvalho	Executive Officer	54

Our directors elected by the ordinary shareholders’ general meeting held on April 30, 2003 and our executive officers elected by the board of directors meeting held on May 5, 2003 are awaiting homologation from the Central Bank. At December 31, 2002, Banco Itaú had the same directors and the same executive officers as Itaú Holding currently has, except that Banco Itaú has certain executive officers who are not part of Itaú Holding.

As mentioned below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa Group.

Set forth below are brief biographical descriptions of our directors and executive officers:

Mr. Olavo Egydio Setubal has been Chairman of our board of directors since October 1986. He was our Chief Executive Officer from 1964 to 1975 and our President from 1979 to 1985. He was the Mayor of the City of São Paulo from 1975 to 1979, Minister of Foreign Relations from 1985 to 1986 and a member of the Conselho Monetário Nacional-CMN, the national monetary council, from 1974 to 1975. He has a bachelor’s degree in Engineering from Escola Politécnica da Universidade de São Paulo. He is the father of Mr. Roberto Egydio Setubal and Mr. Alfredo Egydio Setubal.

Mr. José Carlos Moraes Abreu has been our Vice Chairman since 1986. He was our Managing Officer from 1964 to 1969, our Executive Vice President from 1969 to 1976, our Chief Executive Officer from 1976 to 1985 and our President and Chief Executive Officer from 1985 to 1990. He was a member of the Conselho Monetário Nacional-CMN from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the Steering Committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the Board of Libra Bank Ltd. (London) from 1974 to 1989. He has a bachelor’s degree in Law from Universidade de São Paulo. He is the uncle of Mr. Ruy Villela Moraes Abreu.

Mr. Alfredo Egydio Arruda Villela Filho was elected Vice Chairman of our board of directors in April 2001. He has been a member of the board of directors of Itaúsa-Investimentos Itaú S.A. since 1995 and a member of the board of directors of Itautec Philco S.A. since 1997. He has a bachelor’s degree in Mechanical Engineering from the Instituto Mauá de Tecnologia and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. He is the nephew of Mrs. Maria de Lourdes Egydio Villela and Mr. Alberto Dias de Mattos Barretto.

Mr. Roberto Egydio Setubal was elected Vice Chairman of our board of directors in April 2001. He has been a director since April 1995 and our President and Chief Executive Officer since April 1994. He was our General Manager from 1990 to 1994 and the President of Febraban-Federação Nacional de Bancos, the Brazilian federation of banks, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003; a board member of the Institute of International Finance and of the International Monetary Conference and a member of the International Advisory Committee of the Federal Reserve Bank of New York. He has a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in Engineering from Stanford University. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

Mr. Alcides Lopes Tápias was elected a member of our board of directors in April 2002. He was the Chairman of Camargo Corrêa S.A. from 1996 to 1999 and Minister of the Estado do Desenvolvimento da Indústria e Comércio Exterior from 1999 to 2001. He has been Partner Director of the InterAmericana Ltda and member of the board of directors of Sadia S.A since December 2001. He has a bachelor’s degree in Administration from Universidade Mackenzie and a bachelor’s degree in Law from Faculdades Metropolitanas Unidas.

Mr. Carlos da Câmara Pestana has been a director since October 1986. He was our Managing Officer from 1980 to 1985; Vice-President Officer from 1985 to 1986; Executive Vice President from 1986 to 1990 and our President from 1990 to 1994. He has a bachelor’s degree in Law from Faculdade de Direito da Universidade Clássica de Lisboa.

Mr. Fernão Carlos Botelho Bracher has been our director since April 2003 and President of Banco BBA Creditanstalt since 1988. He was a Director of Banco da Bahia from 1961 to 1973. Director of Central Bank of Brazil from 1974 to 1979. Director Vice President of Group Atlântica-Boavista de Seguros from 1980 to 1982, Director Vice President of Banco Bradesco S.A. from 1982 to 1985 and President of Central Bank of Brazil from 1985 to 1987. He has a bachelor’s degree in Law from Universidade de São Paulo and has studied in Germanys Universities.

Mr. José Vilarasau Salat was elected a member of our board of directors in April 2001. He has been the President of la Caixa since January 1999 and the President of Caixa Holding S.A. since July 2000. He has a bachelor’s degree in Industrial Engineering from Escuela Especial de Ingenieros Industriales de Barcelona and in Economical and Entrepreneurial Science from Universidad de Barcelona.

Mr. Henri Penchas has been a director and a Senior Vice President since April 1997. He was our Executive Vice President from 1993 to 1997. He is the head of our economic control division and is the investor relations officer of Itaúsa. He has a bachelor’s degree in Mechanical Engineering from Universidade Mackenzie and a post-graduate degree in Finance from Fundação Getúlio Vargas.

Mr. Luiz de Moraes Barros has been a director since December 1971. He was our Executive Vice President from 1966 to 1975, our President from 1975 to 1977 and a director of Banco do Brasil

S.A. from 1979 to 1986 and member of the board of directors of Duratex S.A. He has a bachelor’s degree in Law from Universidade de São Paulo.

Mrs. Maria de Lourdes Egydio Villela has been a director since March 1993. She is currently the President of the São Paulo Museum of Modern Art, the President of Instituto Itaú Cultural and Vice-Chairman of the board of directors of Itaúsa. She has a bachelor’s degree in Psychology from Pontifícia Universidade Católica. She is the aunt of Mr. Alfredo Egydio Arruda Villela Filho.

Mr. Pérsio Arida was elected a member of our board of directors in April 2001. He was the Secretary of Social Coordination of SEPLAN (the Federal Planning Secretariat) in 1985, a member of the Executive Board of the Central Bank in 1986, the President of Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank, from 1993 to 1994, and the President of the Central Bank in 1995. He has a bachelor’s degree in Economics from Universidade de São Paulo and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT). He is a member of the Institute for Advanced Study (Princeton, USA) and a member of the Smithsonian Institute (Washington, USA).

Mr. Roberto Teixeira da Costa was elected a member of our board of directors in April 2001. He was involved in the creation of the Comissão de Valores Mobiliários-CVM, the Brazilian securities and exchange commission, of which he was chairman until 1979. He was also International Chairman of the CEAL-Business Council of Latin America from 1998 to 2000. He is a member of the advisory committee of the State of São Paulo. He has a bachelor’s degree in Economics from Faculdade Nacional de Ciências Econômicas.

Mr. Sergio Silva de Freitas has been a director since October 1986, our Managing Officer from 1984 to 1985, Executive Officer from 1985 to 1986 and our Senior Vice President since April 1993. He was our Executive Vice President from 1986 to 1993. He is the head of Corporate Banking Area and has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

Mr. Alberto Dias de Mattos Barretto has been our Executive Vice President since April 1993. He was an executive officer from 1986 to 1993, General Manager and Agent of the New York Branch in 1982 and has been the head of our international area since April 1985. He is a member of the board of directors of Banco Itaú Europa in Portugal and Banco Itaú Buen Ayre in Argentina. He has a bachelor’s degree in Law from Universidade de São Paulo. He is the uncle of Mr. Alfredo Egydio Arruda Villela Filho.

Mr. Alfredo Egydio Setubal has been our Executive Vice President since March 1996 and Investor Relations Director. He was our Managing Officer from 1988 to 1993, and an executive officer from 1993 to 1996 as the head of our capital markets area. He has a bachelor’s and a post-graduate degree in Business Management from Fundação Getúlio Vargas. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

Mr. Luciano da Silva Amaro has been our Legal Counsel since December 1988. He was a tax consultant to our Brazilian Treasury Desk from July 1970 to January 1976. He has a bachelor’s degree in Law from Universidade de São Paulo.

Mr. Rodolfo Henrique Fischer has been an executive officer since September 1999. He occupied various positions in our bank between 1984 and 1994, including as General Manager. He was a managing officer from 1994 to 1999 as the head of our Financial Area. He has a bachelor’s degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in Management from Massachusetts Institute of Technology (MIT).

Mr. Silvio Aparecido de Carvalho has been an executive officer since October 2000. He was our General Manager from 1984 to 1986, our Technical Officer from 1986 to 1988, a managing officer from 1988 to 1999, and our Senior Managing Officer from 1999 to 2000 as the head of Executive Directory of Controller. He has a bachelor’s degree in Business Administration and Accounting from Universidade de São Paulo, a master’s degree and a Ph.D. in Controlling and Accounting from Universidade de São Paulo, and completed the Stanford Executive Program from Stanford University and has been a professor of Universidade de São Paulo (USP) since 1976.

There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers is a party adverse to us. Except for the shareholders’ agreement that Itaúsa entered into with Caixa Holdings S.A., which gives la Caixa the right to appoint one director to our board of directors and one of our officers, see “Item 4A - Information on the Company - History and Development of the Company” and “Item 10C - Additional Information - Material Contracts,” we have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B. Compensation

For the year ended December 31, 2002, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our senior management (30 persons) for services during that year in all capacities was approximately R$37 million. This number includes salaries in the amount of approximately R$21 million, profit-sharing plans and management participation in the amount of approximately R$16 million and contributions to pension plans we sponsor in the amount of approximately R$0.2 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and members of our administrative, supervisory or management bodies, and we do not otherwise publicly disclose this information.

We have also granted options to our executive officers under the plan described in “Item 6E — Share Ownership — Stock Option Plan.” Each option gives the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

In February 1998, we issued 535,000,000 stock options with an exercise price of R$50.00 and 43,500,000 stock options with an exercise price of R$49.90. These options will expire in December 2005.

In February 1999, we issued 464,100,000 stock options with an exercise price of R$60.00 and 34,000,000 stock options with an exercise price of R$59.90. These options will expire in December 2006.

In February 2000, we issued 533,200,000 stock options with an exercise price of R$110.00. These options will expire in December 2007.

In February 2001, we issued 510,000,000 stock options with an exercise price of R$156.76 and 22,000,000 stock options with an exercise price of R$156.00. These options will expire in December 2008.

In June 2001, we issued 8,000,000 stock options with an exercise price of R$59.85, 7,000,000 stock options with an exercise price of R$69.44, 7,000,000 with an exercise price of R$81.86 and 7,000,000 with an exercise price of R$124.96. These options will expire in December 2004, December 2005, December 2006 and December 2007, respectively.

In July 2001, we issued 3,000,000 stock options with an exercise price of R$43.19, 4,000,000 with an exercise price of R$60.43, 3,000,000 with an exercise price of R$70.12 and 3,000,000 with an exercise price of R$82.66. These options expired in December 2001, and will expire in December 2004, December 2005 and December 2006, respectively.

In October 2001, we issued 8,500,000 stock options with an exercise price of R$62.37, 5,000,000 with an exercise price of R$85.31, 5,000,000 with an exercise price of $130.22 and 5,000,000 with an exercise price of R$167.95. These options will expire in December 2004, December 2006, December 2007 and December 2008, respectively.

In December 2001, we issued 500,000 stock options with an exercise price of R$63.80, 500,000 with an exercise price of R$74.02, 500,000 with an exercise price of R$87.26 and 500,000 with an exercise price of R$133.20. These options will expire in December 2004, December 2005, December 2006 and December 2007, respectively.

In February 2002, we issued 3,000,000 stock options with an exercise price of R$ 64.17, 4,000,000 stock options with an exercise price of R$ 74.45, 5,000,000 stock options with an exercise price of R$ 87.77 and 6,000,000 stock options with an exercise price of R$ 133.98. These options will expire in December 2004, December 2005, December 2006 and December 2007, respectively.

In March 2002, we issued 534,150,000 stock options with an exercise price of R$ 165.00 and 9,000,000 stock options with an exercise price of R$ 164.00. These options will expire in December 2009.

The main conditions of the options outstanding as of December 31, 2002 are as follows:

	As of December 31, 2002

Exercise price as of December 31, 2002 (in R$)	Quantity of options (in thousands)	Remaining term period (in years)
59.47	14,000	1 Year
77.22	57,500	2 Years
89.59	487,000	3 Years
89.41	30,000	3 Years
105.62	438,800	4 Years
105.45	26,500	4 Years
161.23	509,540	5 Years
208.96	499,200	6 Years
207.95	27,000	6 Years
199.28	527,050	7 Years
198.07	9,000	7 Years

Total	2,625,590

Our compensation expense related to the stock option plans amounted to R$24 million and R$58 million for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 2002, we recognized a reversal of compensation (revenue) related to the stock option plan amounted to R$4 million.

In addition, our senior executive officers and members of our board of directors receive additional benefits generally provided to our employees and their families, such as medical assistance and educational expenses, in the amount of approximately R$0.6 million.

We have established a profit sharing or management participation plan for our management, including our board of directors and senior management. The program and its rules have been approved by our board of directors. Under the terms of the program each member of our senior management participating in the plan is assigned half-yearly a base amount for computation of the profit sharing plan. The final amount of the profit sharing payment to an individual is determined by multiplying the base amount by an index applicable to all participants. This index depends on our level of return on stockholders’ equity.

Since August 2000, each member and each deputy of the board of auditors are entitled to receive monthly compensation of R$5,000 and R$1,600, respectively. Since May 2003, the members of our board of auditors and alternate members receive a monthly compensation of R$7,500 and R$2,500, respectively.

6C. Board Practices

Our board of directors is responsible, among other things, for:
•	establishing our general business policies,
•	electing and removing the members of our board of executive officers,
•	supervising our management and examining our corporate books,
•	calling shareholders’ meetings,
•	expressing an opinion on the annual report and management’s financial statements,
•	appointing external auditors,
•	ratifying the decisions of the stock option and internal control committees, and
•	determining the payment of interest on net worth and the purchase of our own shares.

Our board of directors may be composed of a minimum of five and a maximum of 20 directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one Chairman and three Vice-Chairmen. The annual shareholders’ meeting held as of April 30, 2003 elected the 14 members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2004. We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers is responsible for our day-to-day management. It may be composed of a minimum of 5 and a maximum of 10 members. The board of directors elected as of May 5, 2003 the eight members of our current board of officers, which consists of the President, two Senior Vice Presidents, two Executive Vice Presidents, two Executive Officers, and the Legal Counsel, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2004 annual general shareholders’ meeting.

Our Conselho Fiscal, or board of auditors, has been established pursuant to our by-laws. Under Brazilian corporate law, a company is not required to have a board of auditors, but has the option to have one. Our board of auditors is a supervisory committee independent of our management and of our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the board of auditors are established in the Brazilian corporate law and include overseeing the activity of management with respect to compliance with the law and our by-laws, issuing a report on the annual report submitted for the approval of the stockholders and calling for stockholders’ meetings and reporting specific adverse matters at those meetings. Our board of auditors is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Age
Gustavo Jorge Laboissiere Loyola	Member	50
Alberto Sozin Furuguem	Member	60
Iran Siqueira Lima	Member	59
José Marcos Konder Comparato	Deputy	70
José Roberto Brant de Carvalho	Deputy	75
Walter dos Santos	Deputy	68

Under our by-laws, we also have a stock option committee, an internal control committee and an international consultant committee. For information regarding the functions of our stock option committee, see “Item 6E - Share Ownership.” Our stock option committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Age
Olavo Egydio Setubal	President	80
Carlos da Câmara Pestana	Member	71
José Carlos Moraes Abreu	Member	80
Roberto Egydio Setubal	Member	48
Roberto Teixeira da Costa	Member	69

Our internal control committee is responsible, among other things, for:
•	evaluating the efficiency and reliability of our internal control systems implemented by our board of executive officers,
•	assessing the compliance of our operations and businesses with legal provisions and internal regulations, and
•	supervising our internal auditing services.

Our internal control committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Age
Carlos da Câmara Pestana	President	71
Alcides Lopes Tápias	Member	60
Henri Penchas	Member	57

Our international consultant committee gives opinions on matters submitted by the board of directors. This committee is a deliberating entity with no decision-making power. The international consultant committee is comprised of the Chairman of our board of directors and our President and CEO, as well as three to 13 other members who are very accomplished in the field of international affairs.

Our international consultant committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Age
Olavo Egydio Setubal	President	80
Roberto Egydio Setubal	Member	48
Alberto Dias de Mattos Barretto	Member	61
Artur Eduardo Brochado dos Santos Silva	Member	62
Carlos da Câmara Pestana	Member	71
Dieter Rampl	Member	55
Henri Penchas	Member	57
Isidro Fainé Casas	Member	60
José Carlos Moraes Abreu	Member	80
Maria de Lourdes Egydio Villela	Member	59
Roberto Teixeira da Costa	Member	69
Sergio Silva de Freitas	Member	60

6D. Employees

General

The following table sets forth the number of our employees at December 31, 2002, 2001 and 2000:

	December 31,
	2002	2001	2000
Employees (on a consolidated basis)	42,051	45,409	47,524
Brazil	40,863	43,804	45,841
Abroad	1,188	1,605	1,683
Banco Itaú Buen Ayre (Argentina)	982	1,370	1,433
Others	206	235	250

Employees from each of our business operations at December 31, 2002, 2001 and 2000 are presented in the following table:

	December 31,
	2002	2001	2000
Banking	38,779	42,102	44,133
Credit Cards	139	36	33
Asset Management	1,075	1,130	897
Insurance, private retirement and capitalization	1,934	2,021	2,351
Corporation	124	120	110
Total	42,051	45,409	47,524

Since 1985, we have reduced the number of our employees from 87,436 to 42,051 as of December 31, 2002 as part of our overall policy of rationalization and automation which resulted in increased productivity. The number of our employees decreased by 7% from December 31, 2001 to December 31, 2002 as a result of the restructuring process of Banestado and BEG. We have sought to streamline the operations of the banks we have acquired by closing branches where we already had coverage and by introducing our technology and automated processes into branches of BEG, Banestado, Banerj, Bemge and Banco del Buen Ayre in an effort to centralize back office operations. At December 31, 2002, we had 1,188 employees outside Brazil.

Almost all of our employees are represented by a union. Since 1986, the banking industry in Brazil has been subject to intermittent strike action by organized labor unions, although these have been less frequent in recent years. During the course of a strike, banks may not be able to carry out fully their normal banking functions. However, although we may suffer disruption in our retail banking operations and to a lesser extent our corporate banking operations, we have not suffered significant losses in either sector through strike action. We believe we have good relations with our employees.

Our unionized employees are represented by 204 unions. The Federação Nacional dos Bancos, a national federation of banking institutions, and two representative labor committees elected by the unions conduct annual wage negotiations to set entry level salaries, banks’ overtime pay levels and other benefits. The annual negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels.

We sponsor seven pension plans for our employees which supplement what they receive under the Brazilian social security system. Four of these plans are administered by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board which is comprised of our representatives and our employees. The remaining plans are Funbep Plan, which is managed by Funbep--Fundo de Pensão Multipatrocinado and Prebeg Plan, which is managed by Prebeg--Caixa de Previdência dos Funcionários do Banco BEG. Both Funbep and Prebeg are trusts established for managing pension plans. The remaining plan is the PGBL Plan designed for new employees since August 1, 2002.

As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that administer the plans. During 2002 and 2001, we made contributions to the pension plan at levels required by actuarial standards.

Training and Development

In keeping with our strategy to remain competitive in the market, we highly emphasize the quality of our human resources. We have implemented a variety of programs to attract new personnel and to train our existing employees. Through our university recruiting program, we hire students after the completion of their graduate degrees. In addition, our high profile and innovative equal opportunity programs, including a program designed to recruit individuals with physical disabilities, also serve to distinguish us in the competitive marketplace for quality personnel.

Since 1983, we have been sponsoring a variety of MBA and other graduate programs designed for our bank employees both in Brazil and abroad. These programs help to develop highly qualified individuals who eventually could have the opportunity to work in high management positions in our organization. We also provide a variety of in-house training and continuing education programs to our employees that expand their knowledge and keep them current in their areas of expertise. In addition, we offer programs specifically targeting areas or projects, such as familiarizing our Banerj, Bemge, Banestado and BEG personnel with our procedures and products.

Our training and development strategies have derived great benefit from our internal workplace survey. This survey provided valuable information that will foster continuing improvements in our training and development policies at a corporate level.

6E. Share Ownership

The members of our board of directors and our officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders” for more information.

Stock Option Plan

In 1995, we implemented our stock option plan, or the Plan. Our Plan is designed to retain the services of our officers and to obtain highly qualified employees. Each option gives the holder the right to one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

The Plan is managed by the stock option committee, or the Committee, made up of five members who are elected on an annual basis by the board of directors and is presided by the Chairman of the board of directors. The Committee periodically grants and sets the terms of the share options and determines which officers will be included in the plan. In certain cases, options may also be granted to officers of our subsidiaries and highly qualified employees, and may be used to attract certain skilled professionals. The board of directors may revise the decisions of the Committee within 30 days of the grant. The Committee may only grant the options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian corporate law. The amount of options granted may not exceed 0.5% of our total shares, at the end of the relevant accounting period. If in a specific fiscal year, the amount of stock options granted is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the Committee or outside certain suspension periods. The vesting period may vary, at the Committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised. The exercise price of the option is determined by the Committee at the time of the grant and is indexed for inflation up to one month before the option exercise month. In determining the exercise price, the Committee reviews our recent trading activities in the public market. The Plan also stipulates that, after the exercise of the option, the shareholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option. For further information relating to the issuance of our stock options, see “- Compensation.” For more information regarding our stock option plans, see note 26 to our consolidated financial statements.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

In accordance with our by-laws, there are two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. See “Item 10B — Additional Information — Memorandum and Articles of Association — Voting Rights” for information regarding our capital stock and our two classes of shares.

The following table sets certain information as of December 31, 2002 with respect to:
•	any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,
•	any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and
•	other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total

	Number of shares total	% of	Number of shares total	% of	Number of shares total	% of

	(in thousands, except percentage amounts)
Itaúsa-Investimentos Itaú S.A.(1)	53,090,648	85.63	2,803	0.01	53,093,451	46.80
Caixa Geral de Depositos, S.A	633,574	1.02	—	—	633,574	0.56
Caixa Holding S.A.(2)	195,000	0.31	3,343,367	6.50	3,538,367	3.12
Treasury Stock	34,951	0.06	2,169,160	4.22	2,204,111	1.94
Others	8,044,144	12.98	45,937,502	89.27	53,981,646	47.58

Total	61,998,317	100.00	51,452,832	100.00	113,451,149	100.00

(1)	Itaúsa-Investimentos Itaú S.A. owns shares of our common stock directly and indirectly and shares of our preferred stock indirectly through its control of Itaucorp S.A. On November 29, 2001, the shareholders of Itaucorp S.A. and Itaúsa-Investimentos Itaú S.A. approved the transfer of 14,522,480,000 of our common shares and 2,803,000 of our preferred shares held previously by Itaucorp S.A. to Itaúsa-Investimentos Itaú S.A.
(2)	Caixa Holding S.A.’s stock ownership is held through its subsidiaries La Caixa Participações S.A. and La Caixa Administracão S.A.

Until March 24, 2003, Itaúsa-Investimentos Itaú S.A. was our direct controlling shareholder through its 85.63% direct ownership of our common shares. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family, which includes Alfredo Egydio Arruda Villela Filho, one of our Vice Chairmen, Alfredo Egydio Setubal, an Executive Vice President, Maria de Lourdes Egydio Villela, one of our directors, Olavo Egydio Setubal, our Chairman, and Roberto Egydio Setubal, our President and Chief Executive Officer. Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the ceramic, chemical and electronic industries.

After March 24, 2003, as a result of the corporate restructuring, Itaú Holding became our direct controlling shareholder with 100% of our shares. Itaú Holding is in turn controlled by Itaúsa, who now holds 85.88% of its shares.

We do not know of any arrangements, the operation of which may at a subsequent date result in a change in our control.

The following table presents at December 31, 2002, the portion of each class of shares held in the United States and the number of shareholders in the United States:

	Number of Shares (in thousands)	Number of Shareholders
Common Shares	350	5
Preferred Shares	11,273,319	138
Total	11,273,669	139

7B. Related Party Transactions

We have engaged in a number of transactions with related parties. The granting of credit to our executive officers, directors or affiliates is subject to restrictions under Brazilian law. Under Brazilian law, financial institutions may not grant loans or advances to:
•	any individual or entity that controls the institution or any entity under common control with the institution, or any executive officer, director or member of the board of auditors of any such entity or the immediate family members of such individuals,
•	any person controlled by the institution, or
•	any person in which the institution directly or indirectly holds 10% or more of the capital stock or which directly or indirectly holds more than 10% of the institution's capital stock.

Accordingly, we have not made any loans or advances to any of our domestic subsidiaries and affiliates, executive officers, board members or their family members. In addition, we, Itaúsa or any of our subsidiaries do not have any loans or guarantees outstanding with any affiliates that are financial institutions. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision.”

Transactions with companies that are part of our consolidated group are always conducted on the same prices, terms and rates that these companies apply to third parties and are completely eliminated in our consolidated position and results of operations.

Transactions within the consolidated group are solely banking and interbanking transactions, the most relevant of which are detailed below.
•	Interest-bearing deposits in our banking subsidiaries from other banking companies inside the consolidated group and non-interest bearing deposits in our banking subsidiaries from non-banking subsidiaries, amounting to R$13.5 billion, R$9.2 billion and R$8.8 billion at December 31, 2002, 2001 and 2000, respectively.
•	Securities repurchase and resale agreements between companies inside the consolidated group, amounting to R$2,435.9 million, R$226 million and R$462 million at December 31, 2002, 2001 and 2000, respectively.
•	Securities issued by consolidated entities which have been acquired by other consolidated entities, amounting to R$6.9, billion, R$1.5 billion and R$3.3 billion at December 31, 2002, 2001 and 2000, respectively.
•	Foreign currency purchases and sales to be settled among banking companies inside the consolidated group, amounting to R$79 million, R$54 million and R$160 million at December 31, 2002, 2001 and 2000, respectively.
•	Loans from foreign banking subsidiaries that are not subject to the limitations imposed by Brazilian law explained above to other consolidated subsidiaries, amounting to R$8 million, R$6 million and R$8 million at December 31, 2002, 2001 and 2000, respectively. Loans outstanding at December 31, 2002 relate to a dollar-denominated loan made by Itaú Bank, Ltd, for the benefit of Itaucard Financeira S.A. Crédito, Financiamento e Investimento (Itaucard) used by Itaucard to finance credit card holders debts. This loan carries an annual interest of 3.44%. Loans outstanding at December 31, 2001 relate to a dollar-denominated loan made by Itaú Bank, Ltd. to Itaucard in order to allow credit card financing for its customers, bearing annual interest of 4.19%. Loans outstanding at December 31, 2000 relate to two dollar-denominated loans made by Itaú Bank, Ltd. to Itaucard, for the purpose explained above, bearing annual interest of 6.64% and 11.06%, respectively.

We have also entered into transactions with related parties outside our consolidated group, which are always conducted at market rates, on the same prices and terms that these companies apply to third parties. Our consolidated group consists of us and our consolidated subsidiaries. Our material consolidated subsidiaries are listed in “Item 10I - Additional Information - Subsidiary Information.” The nature and extent of such transactions is summarized below.

Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg) (affiliates accounted for following the equity method) - We frequently enter into banking transactions at market terms. At December 31, 2002, we had deposits in Banco Itaú Europa S.A. in the amount of R$72 million and Banco Itaú Europa S.A. had deposits with us in the amount of R$4 million. At December 31, 2001, we had deposits in Banco Itaú Europa S.A. in the amount of R$72 million and in Banco Itaú Europa Luxembourg S.A. in the amount of R$12 million. On the same date, Banco Itaú Europa Luxembourg S.A. had R$108 million invested with us. Furthermore, in December 2001, Banco Itaú Europa S.A. acquired R$8 million of our subordinated debt. At December 31, 2000, we had deposits in Banco Itaú Europa S.A. in the amount of R$68 million. Additionally, Banco Itaú Europa Luxembourg S.A. had investments in the amount of R$35 million with us.

Credicard S.A. Administradora de Cartões de Crédito (affiliate accounted for following the equity method) - Credicard provides data processing and management services of credit cards with the Itaú brand, Itaucard. Expenses incurred with these services amounted to R$163 million, R$250 million and R$173 million, for the years December 31, 2002, 2001 and 2000, respectively.

Itautec Philco S.A. (a subsidiary of Itaúsa-Investimentos Itaú S.A.) - During 2002, 2001 and 2000, we and our subsidiaries purchased R$249 million, R$221 million and R$204 million, respectively, of equipment and software and required maintenance and services related to electronic equipment and software originally provided by Itautec Philco S.A. for R$52 million, R$72 million and R$101 million, respectively. Itautec Philco S.A. is controlled by Itaúsa. The increase in the amount of purchased equipment from Itautec was due to the integration of our Banerj, Bemge, Banestado and BEG branches over the past few years and also due to the modernization of our equipment. The transactions between Itautec Philco S.A. and us are always conducted at the same prices and terms applied to third parties. Additionally, at December 31, 2002 and 2001, Itautec Philco S.A. had R$11 million and R$56 million invested with us, respectively.

Duratex S.A. (a subsidiary of Itaúsa-Investimentos S.A.) - At December 31, 2002, Duratex S.A. had R$27 million invested with us.

Fundação Itaú Social (a not-for-profit entity founded by Itaúsa-Investimentos Itaú S.A.) and Fundação Itauclube (a not-for-profit entity established for the benefit of the employees of the companies of the Itaúsa group) - We made donations on a regular basis to these two entities. Fundação Itaú Social, the new name for Fundação Itaúsa, is a charitable foundation which also acts as a supplier of ancillary services to the companies of the group. Fundação Itauclube owns and manages several facilities for the leisure of our employees and the employees of our subsidiaries. The donations to both Fundação Itaú Social and Fundação Itauclube amounted to R$40 million and R$31 million for the years ended December 31, 2000 and 1999, respectively. Additionally, we have required services from Fundação Itaú Social in the amount of R$9 million and R$9 million and R$8 million for each of the years ended December 31, 2002, 2001 and 2000, respectively. We made no donations during 2002 and 2001.

Instituto Itaú Cultural-IIC (a not-for-profit entity we founded) - Instituto Itaú Cultural-IIC is a foundation for the promotion and preservation of the Brazilian cultural heritage. We made donations to Instituto Itaú Cultural-IIC amounting to R$22 million, R$20 million and R$15 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

We are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, we are defendants in various lawsuits by accountholders disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them related to those plans. We are also a defendant in several lawsuits by labor unions. We are not a defendant in any material administrative proceeding with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, Superintendencia de Seguros Privados-SUSEP, the insurance sector regulator, or the Central Bank. Presently, there are no pending administrative proceedings between us and the Comissão de Valores Mobiliários-CVM and we are routinely involved in consumer complaints filed with Superintendencia de Seguros Privados-SUSEP and the Central Bank which do not constitute an administrative proceeding.

Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. As of December 31, 2002, we have established provisions amounting to R$293 million for civil litigation and R$944 million for labor-related lawsuits. We have also provisioned R$1,146 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality. Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

There are no material proceedings in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividend Policy and Dividends

General

Brazilian corporate law generally requires that the charter of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to stockholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends as described below. See “Item 10B — Additional Information — Memorandum and Articles of Association — Calculation of Distributable Amount.” Moreover, it establishes that holders of preferred shares not carrying a right to fixed or minimum dividends have a statutory right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

Under our by-laws, we are required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of the distributable amount, or the mandatory dividend, in any particular year. In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or payment of notional interest charges attributed to equity will be netted against the amount of the mandatory dividend for that fiscal year. Each group of 1,000 preferred shares will be entitled to a priority minimum annual dividend of R$0.55 (fifty-five cents of a real).

Under the Brazilian corporate law, if the board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our board of auditors and reported to the shareholders and to the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses, which caused us to withhold the mandatory dividend, we will be obligated to pay this mandatory dividend.

Payment of Dividends

We are required to hold an annual shareholders’ meeting by no later than April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Dividends are required to be paid to the holder of record on a dividend declaration date which must occur prior to the end of the fiscal year in which the dividend was declared, according to the Brazilian corporate law. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment.

Payments of cash distributions by us on preferred shares underlying the ADSs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into U.S. dollars and will cause these U.S. dollars to be delivered to the depositary for distribution to you. See “Item 12D — Description of Securities Other Than Equity Securities — Description of American Depositary Shares.” Dividends paid to shareholders who are not Brazilian residents, including holders of the ADSs, are currently not subject to Brazilian withholding tax. See “Item 10E — Additional Information — Taxation — Brazilian Tax Considerations.”

Dividend Policy and History of Dividend Payments

We currently intend to pay dividends and/or notional interest on our outstanding common shares and preferred shares equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that the board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares.

The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2000 in U.S. dollars translated from reais at the commercial exchange rate as of the date of payment.

	Interest on capital
Year	R$ per thousand shares (common and preferred)	US$ equivalent per thousand shares at payment date
2000	5.3927	2.8270
2001	7.2100	3.0502
2002	10.2950	3.2834

	Interest on capital
Month (Payment date)	R$ per thousand shares (common and preferred)	US$ equivalent per thousand shares at payment date
February 3, 2003	0.1000	0.0286
March 3, 2003	0.1000	0.0281
April 1, 2003	0.1000	0.0300
May 2, 2003	0.1300	0.0446
June 2, 2003	0.1300	0.0437

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or notional interest attributable to stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E — Additional Information — Taxation — Brazilian Tax Considerations — Registered Capital.”

The preferred shares underlying the ADSs will be held in Brazil by the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar will be The Bank of New York.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or notional interest attributable to stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted. See “Item 3A — Key Information — Selected Financial Data — Exchange Rates.” Dividends and notional interest attributable to stockholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax in respect to profits accrued as of January 1, 1996. See “Item 10E — Additional Information — Taxation — Brazilian Tax Considerations.”

8B. Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

On March 26, 2003, the strategic alliance with Fiat was concluded with the acquisition of 99.99% of the total capital of Banco Fiat by Banco Itaú.

In 2003, we issued US$865 million of debt outside Brazil (US$215 million in fixed rate notes, US$272 million in euro certificates of deposit, US$22 million in structured notes, US$324 million in physical CDs and US$32 million in time deposits).

ITEM 9 THE OFFER AND LISTING

9A. Offer and Listing Details

Our preferred shares trade on the New York Stock Exchange under the symbol “ITU” in the form of American Depositary Shares, or ADSs. We listed our ADSs on the New York Stock Exchange and became a U.S. registered company on February 21, 2002. Each ADS represents 500 preferred shares. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

The principal trading market for our preferred shares and common shares has previously been the São Paulo Stock Exchange. Our shares trade on the São Paulo Stock Exchange under the symbol “ITAU4” for the preferred shares and “ITAU3” for the common shares.

At December 31, 2002, there were:
•	an aggregate of 51,452,831,516 preferred shares issued, including 2,169,159,816 held as treasury shares, and 61,998,316,748 common shares issued, including 34,951,110 held as treasury shares, and
•	1,279,271,980 common shares and 20,343,815,997 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 2.1% and 39.5%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act. One ADS represents 500 preferred shares without par value. At December 31, 2002, there were approximately 7.4 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York. At December 31, 2002, there were 2 participants to the ADSs program, representing approximately 7.2% of the preferred shares.

We also trade our preferred shares in the form of CEDEARs (Certificados de Depósitos Argentinos), or Argentine Certificates of Deposits in the BCBA (Bolsa de Comércio de Buenos Aires), or the Argentine Stock Exchange. One CEDEAR represents 1,000 preferred shares without par value. At December 31, 2002, there were approximately 13,500 CEDEARs outstanding.

The following table sets forth, for the period indicated, the reported high and low sales prices for our preferred shares on the São Paulo Stock Exchange, in reais and U.S dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A - Key Information - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	R$ per 1,000 Preferred Shares		US$ per 1,000 Preferred Shares
Calendar Period	High	Low	High	Low
1998	82.50	36.50	68.26	30.20
1999	166.00	43.50	92.79	24.32
2000	189.00	119.00	96.66	60.86
2001	204.00	139.60	87.92	60.16
2002	207.00	116.82	58.59	33.06

2000:
1st quarter	163.10	125.00	93.34	71.54
2nd quarter	162.00	119.00	90.00	66.11
3rd quarter	182.00	152.00	98.71	82.44
4th quarter	189.00	134.00	96.66	68.53

2001:
1st quarter	204.00	154.00	94.37	71.24
2nd quarter	202.50	152.00	87.86	65.95
3rd quarter	202.50	139.60	75.81	52.26
4th quarter	189.65	153.00	81.73	65.94

2002:
1st quarter	207.00	168.01	89.09	72.31
2nd quarter	198.51	146.00	69.79	51.33
3rd quarter	168.50	116.90	43.26	30.09
4th quarter	172.19	116.82	48.73	33.06

Share prices for the most recent six months are as follows:

December 2002	172.19	149.71	48.73	42.37
January 2003	176.51	151.00	50.06	42.83
February 2003	160.00	149.00	44.90	41.82
March 2003	187.00	158.39	55.40	46.92
April 2003	199.00	181.50	68.86	62.81
May 2003	206.01	191.00	69.47	64.41

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
December 31, 2002	25.05	19.79
January 31, 2003	26.42	20.90
February 28, 2003	22.95	20.90
March 31, 2003	27.29	22.25
April 30, 2003	34.22	27.50
May 31, 2003	35.31	31.90

9B. Plan of Distribution

Not applicable.

9C. Markets

Trading on the Brazilian Stock Exchanges

On January 27, 2000, the São Paulo Stock Exchange, the Rio de Janeiro Stock Exchange and their respective affiliated clearinghouses entered into a memorandum of understanding relating to a restructuring of each of their trading systems, clearinghouse services and corporate structures to establish a single, national stock exchange under the management of the São Paulo Stock Exchange. The memorandum of understanding also describes changes in the corporate organization of the São Paulo Stock Exchange designed to facilitate access to membership by brokers in the Rio de Janeiro Stock Exchange. On April 28, 2000, the Rio de Janeiro Stock Exchange ceased to operate. The São Paulo Stock Exchange has entered into similar memoranda of understanding with several other regional exchanges.

Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação de Custódia, or CBLC, which is wholly owned by that exchange.

At December 31, 2002, the aggregate market capitalization of the 399 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$124.1 billion and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 47% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10D - Additional Information - Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, which has authority over stock exchanges and the securities markets generally, the Conselho Monetário National-CMN, the national monetary council, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, and are subject to reporting requirements. A company registered with the Comissão de Valores Mobiliários-CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the Comissão de Valores Mobiliários-CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the Comissão de Valores Mobiliários-CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the Comissão de Valores Mobiliários-CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the Comissão de Valores Mobiliários-CVM or the relevant stock exchange.

The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, the Conselho Monetário Nacional-CMN, the national monetary council, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

In June 2001, Banco Itaú and Itaúsa became part of a group of listed companies that adhere to a new index, the IGC - Special Corporate Governance Index, created by BOVESPA, which is a benchmark for portfolios comprised of shares of companies that are part of the Special Corporate Governance Program, or the Program. On March 24, 2003, Itaú Holding was also added to the Program.

As part of the Program, we have to comply with several requirements, in addition to those imposed by Brazilian law. This Program seeks to promote strong corporate governance by reducing investor uncertainties and enhancing information disclosure. Some of the requirements include:
•	maintenance of a free-float of at least 25% of a company’s capital,
•	minimum notice period of 15 days for general meetings,
•	improved disclosure of quarterly information, including the obligation to report consolidated figures accompanied by a limited review,
•	adherence to disclosure rules for transactions involving assets issued by a company by controlling shareholders or company management,
•	disclosure of shareholder agreements and stock option programs and contracts with related parties,
•	annual meetings with analysts and any other interested parties,
•	provision of an annual calendar of corporate events,
•	public offerings of shares through mechanisms that result in a broader spectrum of shareholders,
•	establishment of a disclosure policy and a policy against insider trading,
•	implementation of tag along rights, to all our shareholders, and
•	independent committees.

For many years we have been following principles relating to disclosure, minority shareholders and availability of updated information as part of our corporate governance initiatives.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

10A. Share Capital

Our share capital as of December 31, 2002 is R$4.3 billion (R$3.9 billion at December 31, 2001 and R$3.3 billion at December 31, 2000), represented by 113,451,148,264 shares (114,014,527,920 at December 31, 2001 and 117,950,162,704 at December 31, 2000), of which 61,998,316,748 are common shares (ações ordinárias) (62,655,011,144 at December 31, 2001 and 66,590,741,034 at December 31, 2000) and 51,452,831,516 are preferred shares (ações preferenciais) (51,359,516,776 at December 31, 2001 and 51,359,421,670 at December 31, 2000), all nominative and without par value. We are authorized to increase our capital upon the decision of our board of directors, without the need to amend our by-laws, up to 200,000,000,000 shares, limited to 100,000,000,000 common shares and 100,000,000,000 preferred shares. There are no other classes or series of preferred shares outstanding. Under Brazilian legislation, the number of preferred non-voting or restricted voting shares, such as the preferred shares, may not exceed 50% of the total number of outstanding shares issued by a Brazilian financial institution.

10B. Memorandum and Articles of Association

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which will be filed with the Commission) and to the Brazilian corporate law.

Objects and Purposes

We are a publicly held corporation with our principal place of business in the City of São Paulo, Brazil, governed mainly by our by-laws and by the Brazilian corporate law.

Our corporate objective and purpose is to perform operations and services which Brazilian law permits financial institutions to perform, including foreign exchange transactions.

Preferred Shares and Common Shares

General

Each common share entitles its holder to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting except under limited circumstances and is entitled to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$0.55 (fifty-five cents of a real) for each group of 1,000 preferred shares, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 16 of our by-laws, after ensuring the common shares the dividend established in (b) above.

There are no redemption provisions associated with the preferred shares.

On April 30, 2002, our shareholders approved a proposal from our board of directors to grant our preferred shareholders a new advantage in the case of change in our control. Our preferred shareholders are now entitled to the same price protections which are provided for minority common shareholders by law, i.e. a minimum of 80% of the per share price paid to the controlling shareholders.

Calculation of Distributable Amount

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian corporate law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year derived from financial statements prepared in accordance with accounting practices adopted in Brazil. In accordance with Brazilian corporate law, an amount equal to our net profits as further (i) reduced by amounts allocated to the legal reserve, (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to shareholders (the “adjusted net profits,” herein referred to as the “distributable amount”) in any particular year.

Our by-laws authorize a profit sharing plan for management as well as a stock option plan for management and employees. The shareholders meet annually at a shareholders’ meeting in order to determine the global amount to be paid to the management. The board of directors determines the portion of this amount to be paid to directors and to executive officers, provided that the amount, as a whole, does not exceed the lesser of 10% of after-tax income, net of accumulated losses in any fiscal year, and 100% of the amounts paid as fees to those directors and officers.

Legal Reserve. Under the Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued profits and profit reserves.

Mandatory Dividend. Pursuant to our by-laws, at least twenty-five percent (25%) of the distributable amount must be allotted to the payment of a minimum mandatory dividend on all of our shares of any type or class (as discussed below).

Statutory Reserves. Under Brazilian corporate law, we may establish other reserves as long as we specify their purpose, the criteria for determining the annual portion of the net profits to be allocated to these reserves and their maximum limit.

Based on those conditions, prior to our shareholders’ meeting which took place on October 8, 2001 which approved changes to our by-laws, we had established an expansion reserve which could be used for any of the following purposes: (i) exercise preemptive rights of subscription in capital increases of companies in which we hold interests, (ii) convert these funds into our share capital and (iii) pay intermediate dividends. This reserve was made up of (i) net profits, (ii) the reversal to the accumulated profits account of any reserve for profits to be realized and (iii) the reversal of any amount of intermediate dividends re-credited to the special reserve account. The amount of this reserve could not (a) individually exceed 95% of our share capital and (b) together with the legal reserve, exceed 100% of our share capital.

At a shareholders’ meeting which took place on October 8, 2001, our shareholders approved changes in our by-laws regarding the statutory reserves. Based on conditions pursuant to Brazilian corporate law, we have established in our by-laws that, according to a proposal by our board of directors, the general meeting of our shareholders may decide on the creation of the following reserves:
•	Dividend Equalization Reserve, limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest attributed to shareholders’ equity, with the objective of maintaining a payment flow to shareholders. This reserve will be created with: (a) up to 50% of the fiscal year’s net profit; (b) up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.
•	Reinforcement for Working Capital Reserve, limited to 30% of the value of our capital stock, for the purpose of guaranteeing resources for our operations, is created with up to 20% of the fiscal year’s net profit.
•	Reserve for Capital Increase in Participating Companies, limited to 30% of the value of our capital stock, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, is created with up to 50% of the fiscal year’s net earnings.

Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% (ninety-five percent) of our capital stock. The balance of these reserves added to the Legal Reserve may not exceed the capital stock.

Discretionary Reserves. Under the Brazilian corporate law, a company may also provide for discretionary allocations of net profits to the extent set forth in its by-laws (collectively referred to as discretionary reserves), provided that the company meets the conditions in the previous paragraph.

Contingency Reserve. Under the Brazilian corporate law, a portion of our net profits may also be discretionally allocated by the shareholders’ meeting to a contingency reserve for an anticipated loss that they deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2002, 2001 and 2000.

The Brazilian corporate law provides that all discretionary allocations of net profits are subject to approval by the shareholders voting at the annual meeting.

Notional Interest Charge Attributed to Shareholders’ Equity

We are allowed to pay interest on net worth as an alternative form of payment to shareholders. This interest is limited to the daily pro rata variation of the TJLP, the Brazilian long-term interest rate, and cannot exceed the greater of net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on net worth may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E - Taxation - Brazilian Tax Considerations - Interest Attributed to Shareholders’ Equity.” The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distribution. To the extent we distribute interest on net worth in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred shares are not entitled to vote at our shareholders’ meetings.

The Brazilian corporate law provides that non-voting shares (such as the preferred shares) acquire voting rights beginning when a company has failed for the term provided for in its by-laws (but no longer than a period of three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made if those dividends are not cumulative or until those cumulative dividends are paid. Our by-laws do not set forth any period.

Any change in the preferences or advantages of our preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of holders of a majority of the preferred shares, voting as a class at a special meeting. This meeting would be called by publication of a notice on at least three occasions in either an official gazette or a newspaper of wide circulation in São Paulo, our principal place of business, at least 15 days prior to the meeting but would not generally require any other form of notice.

Shareholders’ Meeting

Under the Brazilian corporate law, a general meeting of shareholders, or a general meeting, is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for our protection and well-being. Certain shareholders are parties to a shareholders’ agreement, which has been filed as an exhibit to this annual report. See “Item 10C - Material Contracts.”

Shareholders voting at a general meeting have the exclusive power, among others, to:
•	amend the by-laws,
•	elect or dismiss members of the board of directors (and those of the board of auditors) at any time,
•	receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,
•	accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of share capital, and
•	pass resolutions to reorganize our legal form, merge, consolidate or split us, dissolve and liquidate us, elect and dismiss our liquidators and examine our accounts.

Withdrawal and Redemptive Rights

Neither our common shares nor our preferred shares are redeemable. A dissenting shareholder under the Brazilian corporate law may, however, seek redemption, subject to certain conditions, following a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:
•	to create preferred shares or increase disproportionately an existing class of preferred shares relative to the other types or classes of shares, unless this action is provided for or authorized by the by-laws,
•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares,
•	to reduce the mandatory distribution of dividends,
•	to change our corporate purposes,
•	to transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company or vice versa (incorporação de açóes),
•	to acquire another company, the price of which exceeds certain limits set forth in Brazilian corporate law,
•	to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company,
•	to participate in a group of companies as defined under Brazilian corporate law, or
•	in the event that the entity resulting from (i) a transfer of all our shares to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of the 30-day term mentioned above if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

In accordance with Brazilian corporate law, the right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. Under this special circumstance, we are also entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of the 30-day term mentioned above if the redemption of shares of dissenting shareholders would jeopardize our financial stability. In addition, the rights of withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the Bovespa Index and if less than 50% of the shares issued by us is outstanding.

Preferred shares are redeemable at their book value, determined on the basis of the last balance sheet prepared in accordance with accounting practices adopted in Brazil and approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is dated within 60 days of that shareholders’ meeting.

Preemptive Rights on Increase in Preferred Share Capital

Each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. However, our by-laws provide for the elimination of preemptive rights with respect to the issuance of new preferred shares up to the limit of the authorized share capital, provided that the distribution of those shares is effected through either of the following:
•	a stock exchange or in a public offering, or
•	an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe only for newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.

Recent Changes to the Brazilian Corporate Law

Pursuant to a bill approved by the Brazilian Congress on October 31, 2001 the following changes were introduced to the Brazilian corporate law:
•	preferred shares representing 10% of the outstanding shares not held by the controlling shareholders would be entitled to appoint a representative to our board of directors,
•	disputes among our shareholders would be subject to arbitration, if provided for in our by-laws,

•	holders of 10% of our issued shares would be entitled to convene a shareholders’ meeting to deliberate with respect to any conflict of interest of management,
•	a tender offer at a purchase price equal to fair value for all outstanding shares would be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders,
•	any sale of control would require the shareholders to tender for the minority shareholders’ common shares and, if provided for in our charter, for the minority shareholders’ preferred shares, at a purchase price at least equal to 80% of the price per share paid to the controlling shareholder,
•	shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,
•	the controlling shareholders, the shareholders that elect members to our board of directors and board of auditors, the members of our board of directors and board of auditors and our executive officers would be required to disclose any purchase or sale of our shares to the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, and the São Paulo Stock Exchange, and
•	we would be permitted to satisfy our information disclosure requirements through the Internet.

Among the above mentioned changes in the Brazilian Corporate Law, the one which regulates the tender for minority shareholders’ preferred shares in the event of a change of control, resulted in a change to our bylaws, which was effected in accordance with the term established by law one year after the publication of the enactment of the bill on November 1, 2002.

Form and Transfer

According to the Brazilian corporate law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Açóes Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry form only, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services. Under our by-laws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

Transfers of preferred shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex IV Regulations, the foreign investor also should seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

10C. Material Contracts

Our parent company, Itaúsa, is party to a shareholders’ agreement dated February 15, 2001 with Caixa Holding S.A., a copy of which has been filed as an exhibit to this annual report. Caixa Holding S.A. is a subsidiary of Caja de Ahorros y Pensiones de Barcelona, or la Caixa. Pursuant to this agreement, Caixa Holding S.A.:
•	has at least a 3% interest in our capital, represented by common and preferred shares,
•	has the right to appoint one director to the board of directors and one member to the international consultant committee of Itaú Holding and one of our officers,
•	has the obligation to vote its common shares in elections of our management in accordance with the decisions of Itaúsa,
•	may freely sell or transfer its shares to other entities subject to the same corporate control as Caixa Holding S.A., but has to offer those shares to Itausa before selling or transferring them to other entities or individuals, and
•	may freely transfer its rights under the shareholders’ agreement to other entities subject to the same corporate control as Caixa Holding S.A.

This shareholders’ agreement is in effect for a period of 10 years, renewable for an additional 10 years, and will terminate whenever:
•	the interest of Caixa Holding S.A. in our capital falls below 3%,
•	the corporate control of Caixa Holding S.A. is transferred to another financial group, or
•	Itaúsa ceases to be our controlling shareholder.

     In November 2002, we entered into share sale and purchase agreements through which we established an association with BBA Creditanstalt group. The BBA Creditanstalt group operates in the wholesale banking business offering fund management, brokerage and investment banking products and services to its private and corporate customers.

     Through Itaú Bank Limited, our wholly-owned subsidiary, we entered into a share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesekkschaft (the “Hypo Share Agreement”) and we directly entered into another share sale and purchase agreement with two individuals (the “Officers Share Agreement”). Simultaneously, we entered into a third purchase agreement to acquire the minority interest in Fináustria Participações Ltda, a holding company for a retail financing business in which the BBA Creditanstalt group holds the majority interest. Through the share sale and purchase agreements, we acquired an interest in the operations of the BBA Creditanstalt group both in Brazil and overseas.

See “Item 4A - Information on the Company - History and Development of the Company” for more information.

10D. Exchange Controls

The ownership of preferred or common shares by individuals or legal entities domiciled outside Brazil is subject to restrictions established in the Brazilian Constitution.

The right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration before the Central Bank and procure foreign investor’s registration with CNPJ, the corporate taxpayer registry.

Under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:
•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment,
•	complete the appropriate foreign investor registration form,
•	register as a foreign investor with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission,
•	procure their registration with CNPJ, the corporate taxpayer registry, and
•	register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Comissão de Valores Mobiliários-CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission.

Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E - Taxation - Brazilian Tax Considerations.”

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. According to a presidential decree dated December 9, 1996 and Resolution No. 2,345 of the National Monetary Council, the creation of ADS programs representing non-voting shares of Brazilian financial institutions shall be reviewed and approved by the Comissão de Valores Mobiliários-CVM. Before granting the authorization for the ADSs on June 13, 2001, the prior consent of the Central Bank was obtained by Comissão de Valores Mobiliários-CVM, as provided under Resolution No. 2,345.

An electronic registration, which replaced the amended certificate of registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration was carried on through the Sistema do Banco Central-SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the non-voting shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for non-voting shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration pursuant to Circular No. 2,963 which regulates the registration of investments held under Resolution No. 2,689 with the Central Bank. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or, if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See “Item 10E - Taxation - Brazilian Tax Considerations.”

10E. Taxation

This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change (possibly with retroactive effect) and to differing interpretations. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how such a treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). It is based on Brazilian law as currently in effect and therefore any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Pursuant to Brazilian law, the preferred shares may be registered under Resolution No. 2,689 of the National Monetary Council. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to these rules, a foreign investor must:
•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment,
•	complete the appropriate foreign investor registration form,
•	register as a foreign investor with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, and
•	register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Comissão de Valores Mobiliários-CVM. In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the Comissão de Valores Mobiliários-CVM.

Taxation of Dividends

As a result of recent tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of those stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, will be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of those shares with the Central Bank as described below in “- Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that occur in Brazil, off of Brazilian future and commodities stock exchanges. In case of gains obtained on Brazilian future and commodities stock exchanges, the general applicable rate is 20%, except as described below. Non-Brazilian holders are subject to income tax currently at a rate of 20% on gains realized on sales or exchanges in Brazil of preferred shares that occur on the spot market of Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a “tax haven” (as described below) and: (1) that sale is made within five business days of the withdrawal or redemption of the ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) that sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission. In these last two cases, the gains realized are exempt from income tax. Under the same circumstances, such exemption is also applicable to transactions performed on Brazilian future and commodities stock exchanges. Such “gain realized” arising from transactions on the Brazilian stock exchanges is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in dollars; there are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by a holder of preferred shares or by the depositary on behalf of holders of the ADSs will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

Interest Attributed to Shareholders’ Equity

Distribution of a notional interest charge attributed to shareholders’ equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%. Those payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on capital, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest attributed to shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

Law 9,779/99, effective as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven is subject to income tax withholding at a rate of 25%. “Tax havens” are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Anyway, it is clear that capital gains (for “gains realized”) are not subject to this 25% tax, even if the beneficiary is resident in a tax haven.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on Bank Account Transactions (CPMF)

As a general rule, CPMF is imposed on any removal of funds from accounts at banks. Therefore, transactions by the depositary or by holders of preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to a financial transactions tax, the CPMF tax. This includes when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in Brazilian reais. If we have to perform any exchange transaction in connection with ADSs or preferred shares, we will also be subject to the CPMF tax. The CPMF tax is generally imposed on bank account debits, at a current rate of 0.38%. In accordance with constitutional amendment no. 37/02 of June 13, 2002, since July 13, 2002, the CPMF rate is no longer levied on withdrawals from the following accounts:

(i)	checking accounts maintained by the following types of entities: clearance and settlement houses and companies, securitization companies, and corporations with the exclusive purpose of acquiring credits from transactions in the financial market;

(ii)	checking accounts used in connection with transactions and contracts entered into with financial institutions, security brokerage companies, securities distribution companies and merchant brokerage companies, under:

-	stock purchase and sale transactions effected through stock exchanges or over-the-counter markets; or
-	contracts based on stocks, stock indexes, mercantile and commodities futures;

(iii)	foreign investors’ accounts, relating to capital remittances to Brazil and remittances abroad of financial resources exclusively employed in the transactions and agreements referred to above.

The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of preferred shares by means of a foreign exchange transaction, the CPMF tax should be levied on the amount to be remitted abroad in reais. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

Taxation of Foreign Exchange Transactions (IOF/Câmbio)

Pursuant to Decree 4,494 of December 4, 2002, IOF/Câmbio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (IOF/Títulos)

Law No. 8,894/1994 created the Tax on Bonds and Securities Transactions (the IOF/Títulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian future and commodities stock exchanges. As a general rule, the rate of this tax is currently 0%, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission, or by the depositary representing that holder, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, those preferred shares. The registered capital for each preferred share purchased in Brazil after the date hereof, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,
•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,
•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

This discussion does not address all aspects of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply if you are subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. If a partnership holds our preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our preferred shares or ADSs should consult their own tax advisors.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. We urge you to consult your own tax adviser as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of your particular circumstances, including the effect of any state, local or non-U.S. laws.

Taxation of Distributions

In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “- Brazilian Tax Considerations - Interest Attributed to Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. However, pursuant to recently enacted legislation, dividends in respect of our preferred shares or ADSs paid to certain U.S. holders (including individuals) may qualify for preferential rates of U.S. federal income tax. For foreign tax credit purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax pursuant to recently enacted legislation. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Taxable dividends paid in Brazilian currency will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends, or, in the case of dividends you receive in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. You will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. We urge you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by you or the depositary is not converted into U.S. dollars on the date of receipt.

Taxation of Capital Gains

In general, gain or loss, if any, realized upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or taxable disposition of our preferred shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” (a “PFIC”). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:
•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than banking income earned by an active bank, within the meaning of the Code (the “Active Bank Exception”).

Based on certain estimates of our current and projected gross income and gross assets and relying on the Active Bank Exception, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be determined by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception), from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our U.S. federal income tax characterization as a PFIC. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us, unless such U.S. holders elected, generally for the first taxable year for which shares of a PFIC were considered to be held, to be taxed currently on either (i) a pro rata portion of our income, whether or not such income was distributed in the form of dividends or otherwise (and we made available, pursuant to a written request, certain information required for such election), or (ii) the annual increase in value of such preferred shares or ADSs, if any (which increase generally would be taxable as ordinary income).

If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded stock in a PFIC.

If the mark-to-market election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC. You should consult with your tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to “backup withholding,” with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100 - São Paulo - SP - 04344-902 - Brazil.

10I. Subsidiary Information

Not required.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk management is the process through which we observe and manage the potential risks of variations in the market prices of financial instruments that may, either directly or indirectly, have an adverse effect on the values of our assets, liabilities and off-balance sheet positions.

A comprising analysis of market risk is conducted, based on market factors, which may affect our positions. Due to diverse nature of the risk elements in the domestic market and in the international markets on which we operate, we conduct a different analysis of market risk for each one of those markets. The operations, including derivatives, are separated according to the their risk factors, which may affect their market value, then grouped in different ways in accordance with business strategies, or on a consolidated corporate level.

The following analyses are conducted for each risk factor: to separate assets and liabilities (structural gap) and to estimate potential losses (Value at Risk or VaR) based on the statistical behavior of risk factors at a confidence level of 99%. The main technique employed for the quantification of risk is the measurement of the potential reduction (increase) in the fair value of assets (liabilities) associated with a change in market factors by parametric method.

Historical simulations of risk positioning are also conducted in order to verify the quality of results obtained through other methods employed. We conduct subjective analyses of our portfolio, taking into consideration the different possible strategies under analysis as an auxiliary tool in strategic decision-making in market risk management.

In spite of the sophistication of the VaR model adopted, it must be stressed that data should be analyzed considering the following hypothesis on the methodology:
•	the model assumes that changes in risk factors follow a normal distribution;
•	the use of a 99% confidence level does not take into account any loss, which may occur above this confidence level.
•	the use of historical data as a proxy for the evaluation of future events may not encompass all potential events, particularly those of an extreme nature.

In order to monitor our market risk exposure, we monitor two categories of exposures: that of our structural gap and that of our proprietary trading desk. The structural gap, of assets and liabilities coming from banking operations, is managed by domestic and international treasury departments operating in the financial and derivatives markets, establishing hedges for corporate positions within the parameters determined by the financial executive committee. The proprietary trading desk is responsible for our trading position and negotiates in the domestic and foreign markets, within limits predefined by the financial executive committee, and has the task of searching for the best business possibilities resulting from opportunities and imperfections in the market. The operations encompassed into by our proprietary trading desk have not qualified as hedges under U.S. GAAP through December 31, 2002.

We also carry out business through different business desks, notably, the client’s desk, which is focused on our middle market customers and tries to satisfy their demand for customized operations. It is back booked treasury operation desks and, in principle, does not have its own risk positions. Therefore, we do not compute the VaR for the activities carried out by those desks.

Domestic Market

The main market risk factors that we have identified for our activities in the domestic market are: interest rates in local currency that we segregate between fixed rates and indexed to Reference Indexes. Among them we have the dollar linked interest rates, called ‘cupom cambial’.

VaR of Structural Gap

In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is defined mainly by assets and liabilities made in retail business.

We observed higher values in the maximum VaR by risk factor, compared to the previous year. These values were observed during the third quarter of 2002 and reflected the environment of high volatility due to the uncertainty about the course of the Brazilian economic police and the war in Iraq. As of December 31, 2002, these volatilities were partially mitigated and the level of VaR was similar to 2001. We could also observe that the Foreign Exchange Rate shows the largest VaR (which is then being considered the primary risk). In spite of this increase in this risk factor, there was a better offsetting effect of portfolio risk management derived from risk diversification. VaR for the diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates.

VaR(*) of Structural Gap

2002

(in millions of R$)

Risk Factor	December 31	Medium	Minimum	Maximum

Fixed Rate	10.6	12.6	1.7	25.0
Referential Rate (TR)	46.7	68.3	18.8	122.7
Foreign Exchange	63.1	115.4	25.2	265.0
Impact of Diversification	-59.5

Total	61.0	110.0	24.6	209.6

2001

(in millions of R$)

Risk Factor	December 31	Medium	Minimum	Maximum

Fixed Rate	2.5	19.3	2.5	27.6
Referential Rate (TR)	32.4	54.3	32.4	80.1
Foreign Exchange	43.7	64.1	43.7	90.7
Impact of Diversification	-17.6

Total	61.1	88.7	61.1	118.0

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

VaR of Proprietary Trading Desk Positions

The VaR for the operations of our proprietary trading desk is presented in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, within limits predefined by the financial executive committee, and has the task of searching for the best business possibilities resulting from opportunities and imperfections in the market. The VaR of these operations is more sensitive to market conditions and expectations of the portfolio managers, and may present significant day-to-day changes. A more dynamic management of the portfolio allows the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economical instability. The VaR in the trading desk presents low risk levels, which is the outcome of a stringent limits and stop-loss control. VaR for the diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates.

VaR(*) of Proprietary Trading Desk Operations

2002

(in millions of R$)

Trading Desk	December 31,	Medium	Minimum	Maximum

Domestic Currency	0.0	0.7	0.0	7.5
Foreign Currency	1.2	3.0	0.3	11.8
Equity Instruments	0.5	1.0	0.2	3.1
Options	2.2	1.9	0.0	6.7
Overseas	0.8	1.7	0.4	5.0
Impact of Diversification	-1.2

Total	3.6	6.0	2.0	24.0

2001

(in millions of R$)

Trading Desk	December 31,	Medium	Minimum	Maximum

Domestic Currency	0.5	2.3	0.1	7.7
Foreign Currency	2.0	2.3	0.5	7.2
Equity Instruments	0.9	1.2	0.3	2.7
Impact of Diversification	-1.2

Total	2.3	3.3	1.2	8.3

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

Global VaR

The global VaR shown in the following table encompasses the VaR both of our structural gap position and the operations of our proprietary trading desk. The values below are very close to the structural gap VaR, given the low exposure of proprietary trading positions.

VaR for the diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates.

Global VaR(*)

2002

(in millions of R$)

Risk Factor	December 31	Medium	Minimum	Maximum

Fixed Rate	11.1	13.3	2.1	25.7
Reference Rate	46.7	68.3	18.8	122.7
Foreign Exchange Rate	65.2	115.5	26.0	261.9
Equity	1.1	0.8	0.0	1.7
Impact of Diversification	-61.4

Global VaR	62.8	109.4	24.4	205.5

2001

(in millions of R$)

Risk Factor	December 31	Medium	Minimum	Maximum

Fixed Rate	2.8	20.4	1.0	40.5
Reference Rate	32.4	54.3	12.7	126.3
Foreign Exchange Rate	45.3	64.9	31.6	212.6
Impact of Diversification	-19.8

Global VaR	60.7	90.0	17.8	226.1

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

International Markets

We maintain open positions in the international markets. The market main risk factors that we are exposed are: the exchange rate of the U.S. dollars, the Libor interest rate (Libor), the market price of the Brady Bonds issued by the Brazilian federal government (Brady Bonds) and the exchange rate of the Argentine pesos (Argentine pesos). These transactions are conducted through our Grand Cayman and New York branches, whose VaR is presented below under Foreign Units, and through Banco Itaú Buen Ayre, whose VaR is presented stand alone.

The table below shows amounts of VaR much smaller than structural VaR, reflecting the low exposure level of our operations in the international market when compared to the positions in Brazil.

The main risk factor comes from the oscillation in the market price of the Brady Bonds. The exposure to variations in the Libor is significantly lower than the exposure in Brady Bonds. The portfolio effects calculated at December 31, 2002, 2001 and 2000 are not presented for medium, maximum and minimum values of VaR over the respective periods, since these can be obtained at different dates.

VaR (*) of Foreign Units

2002

(in millions of US$)

Risk Factor	December 31	Medium	Minimum	Maximum

Bradies	7.1	9.9	4.6	23.9
Libor	0.4	0.8	0.1	2.3
Effect of Diversification	-0.3

VaR of Foreign Units	7.2	10.1	5.3	23.4

2001

(in millions of US$)

Risk Factor	December 31	Medium	Minimum	Maximum

Bradies	9.6	5.3	2.0	13.8
Libor	7.1	2.3	0.3	11.3
Effect of Diversification	(4.3)

VaR of Foreign Units	12.5	6.3	2.1	17.5

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina was reduced and the VaR at December 31, 2002 represents less than 1% of our consolidated stockholders’ equity.

VaR(*) - Banco Itaú Buen Ayre

2002

(In millions of US$)

Risk Factor	December 31	Medium	Minimum	Maximum

U.S. dollars	0.00	0.50	0.00	5.03
Libor	0.03	0.06	0.01	0.13
Argentine Peso	0.10	1.35	0.05	9.86
Impact of Diversification	-0.00

VaR - Buen Ayre	0.09	1.67	0.06	7.98

2001

(In millions of US$)

Risk Factor	December 31	Medium	Minimum	Maximum

U.S. dollars	1.15	0.48	0.06	3.69
Libor	0.13	0.01	0.00	0.13
Argentine Peso	0.23	1.21	0.01	4.82
Impact of Diversification	-0.54

VaR - Buen Ayre	0.96	1.42	0.05	4.67

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

Back Testing for Our Domestic Market Operations

Our statistical models are validated on a daily basis through the use of back testing techniques. High-risk scenarios are frequently revised to ensure that market risks are never underestimated.

Risks are calculated with a confidence level of 99%. This means that there is only a 1% probability that financial losses could be greater than the loss forecasted by our models.

One way of evaluating the method adopted for risk calculation is to verify the percentage of cases in which the results fell outside the VaR interval. Because of the reduced significance of the international market VaR, the analysis below refers only to the domestic market operations.

In order to illustrate the quality of our risk management models, we present the back testing graphs for the Fixed Rate, TR Rate and the Foreign Exchange Rate risk as well as for the global VaR for our domestic market operations. Those values contain our structural positions.

In the Fixed Rate market, delta MtM (Market to Market) surpassed VaR six times during the year ended December 31, 2002, within the limits set by our calculations.

The distribution of risk versus return observed during the year ended December 31, 2002 for the Foreign Exchange Rate risk factor also illustrates the adequacy of the model adopted, since losses surpassed the VaR only five times during this period.

Back Testing - Dollar Market
R$ Million
Return
Risk Level
250
225
200
175
150
125
100
75
50
25
-
-
25
50
75
100
125
150
175
200
225
250

The portfolio indexed to the Reference Rate had losses above the VaR only three times in the year ended December 31, 2002, which stresses the adequacy of the risk model adopted.

Back Testing - TR Market
R$ Million
150
125
100
75
50
25
-
Return
-
25
50
75
100
125
150
Risk Level

Back Testing - Global VaR
R$ Million
Return
Risk Level
300
250
200
150
100
50
-
-
50
100
150
200
250
300

As a result of the portfolio effects, there were only three days during the year ended December 31, 2002 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graphs above.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Shares

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15 DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16 [RESERVED]

PART III

ITEM 17 FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Accountants thereon, are filed as part of this annual report:

Consolidated Financial Statements

Consolidated Balance Sheet as of December 31, 2002 and 2001.

Consolidated Statement of Income for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2002, 2001, and 2000.

Notes to the Consolidated Financial Statements for the years ended December 31, 2002, 2001, and 2000.

ITEM 19 EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Banco Itaú S.A.

1.2	Bylaws of Banco Itaú Holding Financeira S.A.

2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.*

4.(a)1	Share Purchase and Sale Agreement of BBA

4.(a)2	Shareholders' Agreement dated as of February 15, 2001, between Itaúsa-Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.*

6	See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP. See "Item 3A - Key Information - Selected Financial Data - Brazilian Corporate Law Method Selected Financial Data - Earnings and Dividend per Share Information" for information explaining how earnings per share information was calculated under Brazilian corporate law.

8	List of subsidiaries.*

12.(a)1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.(a)2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

*	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Accountants thereon, are filed as part of this annual report:

Consolidated Financial Statements

Consolidated Balance Sheet as of December 31, 2002 and 2001.

Consolidated Statement of Income for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statement of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001, and 2000.

Notes to the Consolidated Financial Statements for the years ended December 31, 2002, 2001, and 2000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Stockholders of Banco Itaú S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of changes in stockholders’ equity and of comprehensive income present fairly, in all material respects, the financial position of Banco Itaú S.A. and its subsidiaries (the “Bank”) at December 31, 2002 and 2001, and the results of their operations and their changes in cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As disclosed in the Goodwill and Intangible Assets note, the Bank modified the criteria followed to account for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets” on January 1, 2002.

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

March 7, 2003

Except for Note 34 as to which the date is March 24, 2003

Banco Itaú S.A.

Consolidated Balance Sheet at December 31 In millions of reais, except per share information

Assets	2002	2001

Cash and due from banks	1,302	1,069
Restricted cash	25
Interest-bearing deposits in other banks	10,860	8,265
Securities purchased under resale agreements and federal funds sold	2,141	7,849
Brazilian Central Bank compulsory deposits	11,179	5,252
Trading assets, at fair value	5,783	5,370
Available-for-sale securities, at fair value	9,430	6,600
Held-to-maturity securities, at amortized cost	140	102
Loans and leases	27,853	25,930
Allowance for loan and lease losses	(2,748)	(2,250)

Net loans and leases	25,105	23,680
Investments in unconsolidated companies	3,536	695
Premises and equipment, net	2,781	2,786
Goodwill, net	328	276
Intangibles assets, net	971	1,027
Other assets	10,581	9,266

Total assets	84,162	72,237

Liabilities and stockholders’ equity

Non-interest bearing deposits	9,361	6,810
Interest bearing deposits	21,144	19,154

Total deposits	30,505	25,964

Securities sold under repurchase agreements and federal funds purchased	3,381	8,397
Short-term borrowings	9,357	7,815
Long-term debt	12,194	8,041
Insurance claims reserve, reserve for private retirement
plans and reserve for capitalization plans	4,406	3,223
Other liabilities	12,891	10,023

	72,734	63,463

Commitments and contingent liabilities (Note 29)
Minority interest in consolidated subsidiaries	376	416

Common shares - no par value (100,000,000,000 authorized at December 31, 2002 and 2001, and 61,998,316,748 and 62,655,011,144 issued and outstanding at December 31, 2002 and 2001, respectively)	2,467	2,146
Preferred shares - no par value (100,000,000,000 authorized at December 31, 2002 and 2001, and 51,452,831,516 and 51,359,516,776 issued and outstanding at December 31, 2002 and 2001
	2,048	1,759
Treasury stock (2,169,159,816 and 2,341,636,941 preferred shares at December 31, 2002 and 2001, respectively, and 34,951,110 and 53,454,470 common shares at December 31, 2002 and 2001, respectively)
	(262)	(243)
Additional paid-in capital	162	158
Appropriated retained earnings	5,687	4,975
Accumulated other comprehensive income:
Net unrealized gains (losses) on available-for-sale securities, net of taxes	535	336
Cumulative translation adjustment	965	334
Unappropriated accumulated deficit	(550)	(1,107)

	11,052	8,358

Total liabilities and stockholders’ equity	84,162	72,237

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú S.A.

Consolidated Statement of Income Year Ended December 31 In millions of reais, except per share information

	2002	2001	2000

Interest income
Interest on loans and leases	7,961	6,203	4,066
Interest on deposits in banks	927	766	670
Interest on Brazilian Central Bank compulsory deposits	420	233	192
Interest on securities purchased under resale agreements and federal funds sold	1,858	1,958	1,075
Interest on trading assets	1,795	1,314	1,406
Interest and dividends on available-for-sale securities	1,532	264	226
Interest on held-to-maturity securities	63	30	47

Total interest income	14,556	10,768	7,682

Interest expense
Interest on deposits	(1,704)	(1,448)	(1,306)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,962)	(1,443)	(845)
Interest on short-term borrowings	(988)	(383)	(298)
Interest on long-term debt	(2,261)	(1,214)	(649)

Total interest expense	(6,915)	(4,488)	(3,098)

Net interest income	7,641	6,280	4,584
Provision for loan and lease losses	(2,124)	(1,077)	(406)

Net interest income after provision for loan and lease losses	5,517	5,203	4,178

Non-interest income
Fee and commission income	3,675	3,190	2,673
Trading income (losses)	(122)	(367)	(44)
Net gain (loss) on sale of available-for-sale securities	(610)	(4)	55
Net gain on foreign currency transactions	925	47	30
Net gain on translation of foreign subsidiaries	629	317	198
Equity in earnings (losses) of unconsolidated companies, net	284	216	199
Insurance premiums, income on private retirement plans and on capitalization plans	1,793	1,476	1,332
Other non-interest income	1,775	1,143	694

Total non-interest income	8,349	6,018	5,137

Non-interest expense
Salaries and employee benefits	(2,546)	(2,376)	(1,795)
Administrative expenses	(2,841)	(2,885)	(2,346)
Amortization of goodwill and other intangibles (includes an impairment charge on goodwill and other intangible assets of Banco Itaú Buen Ayre S. A. for R$ 85 in the year ended December 31, 2001)	(137)	(177)	(60)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(1,513)	(1,129)	(953)
Depreciation of premises and equipment	(567)	(487)	(433)
Other non-interest expense	(3,486)	(2,143)	(1,829)

Total non-interest expense	(11,090)	(9,197)	(7,416)

Income before taxes on income and minority interest	2,776	2,024	1,899

Taxes on income
Current	(514)	(324)	(296)
Deferred	575	151	89

Total taxes on income	61	(173)	(207)

Income before minority interest	2,837	1,851	1,692
Minority interest	(18)	(7)	(46)

Banco Itaú S.A.

Consolidated Statement of Income Year Ended December 31 In millions of reais, except per share information

	2002	2001	2000

Income before cumulative effect of a change in an accounting principle	2,819	1,844	1,646
Cumulative effect of a change in an accounting principle (less applicable taxes)	9

Net income	2,828	1,844	1,646

	2002	2001	2000

Earnings per share and earnings per share before change in an accounting principle (basic)
Common	0.0254	0.0163	0.0140
Preferred	0.0254	0.0163	0.0140
Earnings per share and earnings per share before change in an accounting principle (diluted)
Common	0.0253	0.0162	0.0140
Preferred	0.0253	0.0162	0.0140
Weighted average number of shares outstanding — basic
(in thousands)
Common	62,093,148	63,754,751	67,754,815
Preferred	49,290,289	49,207,310	49,739,991
Weighted average number of shares outstanding — diluted
(in thousands)
Common	62,093,148	63,754,751	67,754,815
Preferred	49,759,710	49,915,122	50,147,360

Banco Itaú S.A.

Consolidated Statement of Comprehensive Income Year Ended December 31 In millions of reais

	2002	2001	2000

Net income as reported in the statement of income	2,828	1,844	1,646
Net unrealized gains (losses) arising during the year	687	108	80
Reclassification adjustment for (gains) losses realized during the year	(610)	(4)	(55)
Cumulative translation adjustment on foreign subsidiaries and equity investees	631		77

Other comprehensive income before taxes on income	708	104	102

Income tax related to unrealized gains (losses) on available for sale securities	122	15	(8)

Other comprehensive income, net of taxes on income	830	119	94

Comprehensive income for the year	3,658	1,963	1,740

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú S.A.

Consolidated Statement of Cash Flows Year Ended December 31 In millions of reais

	2002	2001	2000

Operating activities
Net income	2,828	1,844	1,646

Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	2,124	1,077	406
Loss (gain) on sale of foreclosed assets	56	58	(22)
Amortization of goodwill and other intangibles (includes an impairment charge on goodwill and other intangible assets of Banco Itaú Buen Ayre S. A. for R$ 85 in the year ended December 31, 2001)	137	177	60
Depreciation of premises and equipment	567	487	433
Equity in (earnings) losses of unconsolidated companies, net	(284)	(216)	(199)
Gain on sale of unconsolidated companies	(1)	(2)	(29)
Stock based compensation	(4)	24	58
Deferred tax benefit	(575)	(151)	(89)
Net (gain) loss on sale of available-for-sale securities	610	4	(62)
Impairment on available-for-sale securities	607	38	7
Loss on sale of premises and equipment	72	9	8
Minority interest	18	7	46
Changes in assets and liabilities
Trading account assets (increase) decrease	(473)	4,612	1,493
Other assets increase	(1,724)	(2,588)	(1,268)
Other liabilities increase	2,658	1,876	2,055

Net cash provided by operating activities	6,616	7,256	4,543

Investing activities
Net decrease (increase) in Brazilian Central Bank compulsory deposits	(5,798)	(764)	778
Net increase in available-for-sale securities	(3,655)	(4,360)	(28)
Proceeds from matured held-to-maturity securities			341
Net increase in loans and leases	(3,176)	(6,090)	(4,336)
Acquisition of subsidiaries, net of cash and cash equivalents received	(31)	(224)	(882)
Cash payment for contractual rights to provide payroll services to state employees	(203)
Cash received on Telefónica transaction		495
Purchase of premises and equipment	(771)	(744)	(532)
Proceeds from sale of premises and equipment	211	129	80
Proceeds from sale of foreclosed assets	271	621	415
Purchase of unconsolidated companies	(10)	(11)	(152)
Proceeds from sale of unconsolidated companies	10	4	114
Dividends received from investments in unconsolidated companies	244	176	172
Minority interest	(40)	(44)	(19)

Net cash used in investing activities	(12,948)	(10,812)	(4,049)

Financing activities
Net increase (decrease) in deposits	4,456	(394)	223
Net increase (decrease) in securities sold under repurchase agreements and federal funds purchased	(4,776)	(1,768)	4,126
Net increase in short-term borrowings	1,148	3,655	1,451
Borrowings from long-term debt	8,903	5,847	2,720
Repayment of long-term debt	(5,701)	(3,659)	(2,084)
Purchase of treasury shares	(223)	(656)	(474)
Proceeds from exercise of stock options by grantees	8	5	1
Cash dividends and interest on stockholders’ equity paid	(816)	(644)	(629)
Capital increase	57

Net cash provided by financing activities	3,056	2,386	5,334

Net increase (decrease) in cash and cash equivalents	(3,276)	(1,170)	5,828
Cash and cash equivalents
At the beginning of the year	15,072	16,242	10,414
At the end of the year	11,796	15,072	16,242

Supplemental cash flow disclosure
Cash paid for interest	5,806	4,820	3,118
Cash paid for taxes on income	486	292	302
Loans transferred to foreclosed assets	301	580	438
Dividends and interest on stockholders’ equity declared but not paid	593	582	419

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú S.A.

Consolidated Statement of Changes in Stockholders’ Equity Year Ended December 31 In millions of reais, except quantity of shares and per thousand shares information

		2002		2001	Quantity of shares 2000

	Preferred shares	Common shares	Preferred shares	Common Shares	Preferred shares	Common shares

Capital stock

Balance at the beginning of the year	51,359,516,776	62,655,011,144	51,359,421,670	66,590,741,034	51,359,421,670	68,375,704,930
Issuance of shares	93,314,740	228,305,604	95,106	585,841
Cancellation of treasury stock		(885,000,000)		(3,936,315,731)		(1,784,963,896)

Balance at the end of the year	51,452,831,516	61,998,316,748	51,359,516,776	62,655,011,144	51,359,421,670	66,590,741,034

Treasury stock

Balance at the beginning of the year	2,341,636,941	53,454,470	1,715,967,970	1,114,342,903	1,476,486,801	349,071,353
Stock purchased by the grantees of our Stock Option Plan (Note 26)	(483,360,000)		(153,347,940)		(20,000,000)
Cancellation of treasury stock		(885,000,000)		(3,936,315,731)		(1,784,963,896)
Acquisition of treasury stock	310,882,875	866,496,640	779,016,911	2,875,427,298	259,481,169	2,550,235,446

Balance at the end of the year	2,169,159,816	34,951,110	2,341,636,941	53,454,470	1,715,967,970	1,114,342,903

Banco Itaú S.A.

Consolidated Statement of Changes in Stockholders’ Equity Year Ended December 31 In millions of reais, except quantity of shares and per thousand shares information

	2002	2001	2000

Common shares
Balance at the beginning of the year	2,146	1,837	1,573
Capitalization of reserves and unappropriated retained earnings	281	309	264
Issuance of shares	40

Balance at the end of the year	2,467	2,146	1,837

Preferred shares
Balance at the beginning of the year	1,759	1,417	1,182
Capitalization of reserves and unappropriated retained earnings	272	342	235
Issuance of shares	17

Balance at the end of the year	2,048	1,759	1,417

Treasury stock
Balance at the beginning of the year	(243)	(311)	(102)
Stock purchased by the grantees of our Stock Option Plan (Note 26)	25	8	1
Cancellation of treasury stock	179	716	264
Acquisition of treasury stock	(223)	(656)	(474)

Balance at the end of the year	(262)	(243)	(311)

Additional paid-in capital
Balance at the beginning of the year	158	129	71
Stock based compensation recognized for the year (Note 26)	(4)	24	58
Difference between purchase price and average cost of treasury stock sold	8	5

Balance at the end of the year	162	158	129

Appropriated retained earnings
Balance at the beginning of the year	4,975	4,254	3,745
Transferred from unappropriated retained earnings	1,428	2,066	1,210
Cancellation of treasury shares	(179)	(716)	(264)
Capitalization of reserves	(537)	(629)	(437)

Balance at the end of the year	5,687	4,975	4,254

Net unrealized gains (losses) on available for sale securities
Balance at the beginning of the year	336	217	200
Net unrealized gains and losses arising during the year, net of taxes	199	119	17

Balance at the end of the year	535	336	217

Cumulative translation adjustment
Balance at the beginning of the year	334	334	257
Translation adjustment arising during the year, net of taxes	631		77

Balance at the end of the year	965	334	334

Unappropriated retained earnings
Balance at the beginning of the year	(1,107)	(56)	199
Net income for the year	2,828	1,844	1,646
Capitalization of reserves	(16)	(22)	(62)
Distribution of interest on stockholders’ equity	(827)	(807)	(629)
Transferred to appropriated retained earnings	(1,428)	(2,066)	(1,210)

Balance at the end of the year	(550)	(1,107)	(56)

Total stockholders’ equity	11,052	8,358	7,821

Information in reais per share

Distributed earnings (interest on stockholders’ equity distributed)
Preferred shares	0.0074	0.0071	0.0054
Common shares	0.0074	0.0071	0.0054

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

1	Description of Business and Basis of Presentation

Banco Itaú S.A. (“we”, “Itaú” or the “Bank”) is a limited liability corporation, organized and existing under the laws of Brazil. It operates as a multiple service bank. The head office of the Bank is located in São Paulo, Brazil.

Itaú provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and corporations in Brazil and, to a lesser extent, outside Brazil, mainly to Brazilian related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil through the combined branch network of Itaú, Banco Banerj S.A. (“Banerj”), Banco Bemge S.A. (“Bemge”), Banco Banestado S. A. (“Banestado”), and Banco do Estado de Goias S.A. (“Beg”) and overseas through branches in New York and Grand Cayman, subsidiaries in Argentina, Cayman Islands, Uruguay, and affiliates in Europe (Portugal and Luxembourg).

The Bank is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2002 the Itaúsa group comprised more than 100 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the Bank’s holding company.

Itaú’s operations can be divided into four main areas: (1) banking, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans, and (4) credit cards.

In the banking area, the Bank provides a broad range of banking services to individuals, small businesses and large and medium-size corporations. The services are provided on an integrated basis through Itaú, Banerj, Bemge, Banestado and Beg in Brazil, although particular or specialized products may be made available through other specific subsidiaries or affiliates of the Bank.

The Bank’s asset management and investor service operations include asset management, brokerage and custody services. Each is the responsibility of the Capital Markets Area and is conducted by Itaú itself, as a multiple bank service, with the exception of brokerage, which is carried out through Itaú Corretora de Valores S. A. (“Itaucor”).

In the insurance area, Itaú offers a range of insurance products, such as automobile, life and property and casualty insurance, mainly through its subsidiary Itaú Seguros S. A. (“Itauseg”), but also through other insurance affiliates, which are managed on an integrated basis with Itauseg. The Bank also offers to its customers a variety of individual retirement plans through its subsidiary, Itaú Previdencia e Seguros S. A. (“Itauprev”), including investment contracts, plans with lump-sum payouts, annuities and death benefits. In addition, the Bank offers capitalization plans to Bank customers through its subsidiary Itaú Capitalização S. A. (“Itaucap”).

We provide credit card services to our customers under our own Itaucard nameplate through our subsidiary Itaucard Administradora de Cartões de Crédito e Imobiliaria Ltda. (“Itaucard”) and under different nameplates through our associated company Credicard S.A. Administradora de Cartões de Crédito (“Credicard”).

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

The consolidated financial statements include the accounts of the Bank (parent company) and its direct and indirect majority-owned subsidiaries, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries are consolidated at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of the Bank. The following table presents our main subsidiaries classified according to its main area of activity.

	Country of incorporation	Percentage of ownership at December 31, 2002
Banking
Banco Banerj S.A.	Brazil	99.99%
Banco Banestado S.A. (i)	Brazil	99.24%
Banco Bemge S.A.	Brazil	99.88%
Banco del Paraná S.A. (i)	Paraguay	84.78%
Banco BEG S.A. (ii)	Brazil	89.25%
Banco Francês e Brasileiro S.A. (renamed on October 31, 2002 to Itaú Holding Financeira S.A.) (see Note 34)	Brazil	100%
Banco Itaú Buen Ayre S.A.	Argentina	100%
Banestado Leasing S.A. Arrendamento Mercantil (i)	Brazil	97.40%
BFB Leasing S.A. – Arrendamento Mercantil	Brazil	99.99%
BFB Overseas Inc.	Netherlands Antiles	100%
Companhia Itauleasing de Arrendamento Mercantil	Brazil	99.99%
Focom Total Factoring Ltda.	Brazil	91.13%
Investimento Bemge S.A	Brazil	85.15%
Itaú Banco de Investimento S.A.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100%
Asset management and investor services
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	99.99%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Gestão de Ativos S.A.	Brazil	99.99%
Itauvest Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	99.99%
Itaú Lam Asset Management S.A. (iii)	Brazil	99.99%
Credit card
Banestado Administradora de Cartões de Crédito (i)	Brazil	97.39%
Bemge Administradora de Cartões de Crédito Ltda.	Brazil	98.85%
Itaú Personnalité Administradora de Cartões Crédito Serv. Ltda.	Brazil	98.99%
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	Brazil	99.99%
Insurance, private retirement plans and capitalization plans
Banerj Seguros S.A.	Brazil	99.98%
Banestado S.A. Corretora de Seguros (i)	Brazil	97.40%
Bemge Seguradora S.A.	Brazil	99.90%
Capitaliza Empresa de Capitalização S.A. (i)	Brazil	97.39%
Companhia de Seguros Gralha Azul (i)	Brazil	99.99%
Companhia Itaú de Capitalização	Brazil	99.99%
Itaú Capitalização S.A.	Brazil	99.99%
Itaú Previdência e Seguros S.A.	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100%
Itausaga Corretora de Seguros Ltda.	Brazil	91.13%
Paraná Companhia de Seguros (i)	Brazil	100%
Holding company
Intrag-Part Administração e Participações Ltda.	Brazil	99.99%
Itaú Gráfica Ltda.	Brazil	99.99%
Itaú Rent Administração e Participações S.A.	Brazil	99.99%

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(i) Consolidated since the acquisition of Banestado in October 2000
(ii) New name of Banco do Estado de Goiás S.A., company consolidated since the acquisition of Beg in December 2001
(iii) New name of Lloyds TSB Asset Management S.A., which was acquired in September 2001

2	Significant Accounting Policies

The accounting and financial reporting policies of the Bank conform with accounting principles generally accepted in the United States of America (“US GAAP”) which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of the Bank prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the Banco Central do Brasil (“Central Bank”), the Comissão de Valores Mobiliários (“CVM”) - the Brazilian Securities Commission, and the Superintendência de Seguros Privados (“SUSEP”) - the Brazilian Insurance Regulator.

Financial information included in these financial statements including, but not limited to, stockholders’ equity and net income, differ from that included in the statutory accounting records and statutory financial statements as a result of adjustments made to reflect the requirements of US GAAP.

The preparation of financial statements prepared in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include various estimates and assumptions, including, but not limited, to the adequacy of the allowance for loan and lease losses, estimates of fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets and the determination of probability and the estimate of contingent losses.

The following is a description of the significant accounting policies applied.

(a)	Constant currency restatement

Until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish: (a) the statutory financial information prepared according to Corporate Law and (b) as supplemental information, financial statements expressed in currency of constant purchasing power (the “constant currency method”). This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

Until June 30, 1997, Brazil was considered to be a hyperinflationary economy and, accordingly, for purposes of the accompanying financial statements, all balances and transactions prior to that date have been remeasured at June 30, 1997 price-levels. The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that had been established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. As from January 1, 1996, with the elimination of the requirement to present

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information constant currency financial statements, no index has been established for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

As from July 1, 1997, the date on which we determined that Brazil was no longer a hyperinflationary economy, balances and transactions are expressed in nominal reais, as required by US GAAP and the Securities and Exchange Commission (“SEC”) guidelines.

(b)	Foreign currency translation into Brazilian Reais

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Assets and liabilities denominated in foreign currencies are translated into Brazilian reais at year-end exchange rates. The related transaction gains and losses are recognized in the statement of operations as they occur.

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following bases: (a) assets and liabilities at the year-end exchange rate, (b) revenues and expenses at the average exchange rate for the year, and (c) gains or losses arising from translation are included under Cumulative translation adjustment in Stockholders’ equity net of the related tax effects. Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis: (a) assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate, (b) revenues and expenses at the average exchange rate for the year, and (c) gains and losses arising from translation are reported in the income statement under Net gain on translation of foreign subsidiaries.

Our operation in Argentina consists of our investment in Banco Itaú Buen Ayre S.A. and we have determined that the functional currency of that operation is the Argentinean peso (Ps). Banco Itaú Buen Ayre S.A. maintains assets and liabilities denominated in Argentinean peso and in other currencies, substantially the U.S. dollar. During December 2001 a withdrawal restriction was established on deposits held by Argentinean banks, including Banco Itaú Buen Ayre S.A. and before Christmas a bank and exchange holiday was announced. In early January 2002 the Argentinean legislative power gave the President extraordinary powers and the ability to suspend a law that created a fixed one to one rate between the Argentinean peso and the U.S. dollar. Subsequently the government announced several measures that include conversion of certain transactions denominated in U.S. dollars to Argentinean pesos at the one to one rate, the conversion of certain other transactions to Argentinean pesos at the rate of US$ 1 = Ps 1.4 with the remaining being translated at a free floating market exchange rate. We have translated as of December 31, 2001 the transactions of Banco Itaú Buen Ayre S.A. denominated in currencies other than the Argentinean pesos into Argentinean pesos in accordance with the rules established by the government in early January 2002 and the effect of such translation has been recognized in income. We translated the financial statements of Banco Itaú Buen Ayre S.A. as of December 31, 2001 expressed in Argentinean pesos into Brazilian reais in accordance with the procedures approved by the AICPA International Task Force. As such we used the free-market exchange rate on January 11, 2002 with the effect recognized directly in Cumulative Translation adjustment.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(c)	Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell which generally have original maturities of 90 days or less.

(d)	Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the Consolidated Balance Sheet at the principal amount outstanding plus accrued financial charges (interest, and other charges such as contractual indexation of the principal). Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 3,961 and R$ 2,350 at December 31, 2002 and 2001, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 1,872 and R$ 570 at December 31, 2002, and 2001 respectively.

(e)	Securities purchased under resale agreements and federal funds sold and securities sold under repurchase agreements and federal funds purchased

We enter into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

Our policy is to obtain control or take possession of the securities purchased under resale agreements, when applicable. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

(f)	Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) 115 “Accounting for Certain Investments in Debt and Equity Securities”. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date).

Trading assets include securities classified as trading, in accordance with SFAS 115 and certain derivatives.

Trading securities are carried at estimated fair value. Gains and losses, both realized and unrealized, are included in Trading income (losses) in the Consolidated Statement of Income.

Derivatives recorded in Trading assets and in liabilities, included within Other liabilities, are those entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies). They are carried at fair value with realized and unrealized gains (losses) recognized in Trading income (losses).

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

When determining the fair value of trading assets and liabilities, quoted market prices, when available, are used. If quoted market prices are not available, fair values are estimated by using dealer quotes, pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

(g)	Available for sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, in Stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on securities, are reported in the respective account in the Consolidated Statement of Income. The specific identification method is used to determine realized gains and losses on sales of available for sale securities, which are recorded under Net gain (loss) on sale of available- for- sale securities in the Consolidated Statement of Income.

Securities that Itaú has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the Consolidated Statement of Income.

(h)	Derivatives other than trading

Derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges. Unrealized gains (losses) are deferred over the life of the derivative.

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value in relation to the fair value of the item being hedged, both at inception and over the life of the contract. We held no derivatives which qualified as hedges at December 31, 2002, 2001 and 2000 and all our derivatives as of such dates and during those periods were recorded at fair value.

As a result of such, the adoption on January 1, 2001 of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” as amended, did not resulted in any impact in our financial position or result of operations.

(i)	Loans and leases

Loans and leases are stated at principal plus accrued financial charges, including interest receivable and contractual indexation. Interest income is recorded on the accrual basis and is added to the principal amount of the loans and leases each period. The accrual of interest is generally discontinued on all loans and leases that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other securities and is in process of collection. Such non-accrual loans and leases are considered non-performing loans and leases and are subject to the procedures described in Note 2 (k). Lease financing receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(j)	Allowance for loan and lease losses

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for credit losses includes management’s judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

The allowance is increased by provisions and recoveries of loans and leases previously charged-off and is reduced by charged-off loans deemed uncollectible.

(k)	Non-performing and impaired loans and leases

Loans and leases are considered impaired when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114 “Accounting for Impairment of a Loan by a Creditor”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. We consider all loans and leases more than 60 days overdue as non-performing discontinuing accruing financial charges on them and we subject them to review for impairment. We then measure impaired loans and leases based on (1) the discounted cash flow value of the loan at the loan’s stated rate; (2) the observable market rate of the loan; or (3) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan and lease losses for the difference between the carrying value of the impaired loans and leases and their value determined as described above.

Loans and leases are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Prior to March 31, 2000, such charge-off normally occurred if no payment was received within 120 days of the due date (60 days after becoming non performing), although earlier charge-off was made if we believed this was appropriate. After March 31, 2000, pursuant to changes in Brazilian banking practice, charge-off normally occurs if no payment is received within 360 days (see Note 10). Charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable. The change has not affected net income, stockholders’ equity or the balance of net loans. The allowance is adjusted in future periods for changes in the value determined.

(l)	Investments in unconsolidated companies

Investments in unconsolidated companies where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the company, as reported under US GAAP, is recognized in the statement of income as Equity in earnings (losses) of unconsolidated companies, net , and dividends are credited when declared to the Investments in unconsolidated companies account in the balance sheet.

Investments in companies of less than 20% of voting capital with no readily determinable market value or considered as restricted stock under SFAS 115, are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received. See Note 11.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(m)	Foreclosed assets, including real estate

Assets are classified as foreclosed properties and included in Other assets upon actual foreclosure or when physical possession of the collateral is taken, regardless of whether foreclosure proceedings have taken place.

Assets received upon foreclosure of loans or in lieu of foreclosure, including real estate, are initially recorded at the lower of (1) fair value minus estimated costs to sell, or (2) the carrying value of the loan, with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to Non-interest expense. Net costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

(n)	Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost which includes capitalized interest in accordance with SFAS 34 “Capitalization of interest cost”, plus price level restatements up to June 30, 1997 (see Note 2(a)) , less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets. Leasehold improvements are amortized over the estimated economic life of the improvement.

As from January 1, 1999, costs incurred with software developed or obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with Statement of Position (“SOP”) 98-1 “Accounting for the computer software developed or obtained for internal use” and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of SFAS 144 “ Accounting for the Impairment or Disposal of Long-Lived Assets “ when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2002.

(o)	Goodwill and other intangible assets

Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under the new standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. We determined June 30 of each year to be date for performing such impairment test. In 2002 goodwill was tested for impairment and no impairment charges were recorded.

Goodwill related to affiliates is presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets consisting mainly of customer relationships are amortized over a period not to exceed ten years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized currently.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Up to December 31, 2001 goodwill was amortized on a straight-line basis in a period not in excess of ten years and we assessed the recoverability of goodwill if events or circumstances indicate a possible impairment. As of December 31, 2001 we determined that the political and economic instability in Argentina constituted an event that required us to assess the recoverability of goodwill and intangible assets related to our operations in Argentina. As a result of such assessment we recognized an impairment loss of R$ 85 . We determined the amount of the impairment as the difference between the carrying amount of goodwill and intangible assets related to our operations in Argentina and the estimated fair value of such assets.

(p)	Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in SFAS 109, “Accounting for Income Taxes”. Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the period in which they are enacted.

(q)	Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consists exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the retention limit set by regulations. We reinsure our risks with IRB Brasil Resseguros S.A, a government controlled entity which has the reinsurance monopoly in Brazil. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverable deemed probable of recovery are reflected as assets. Reinsurance receivables as of December 31, 2002 and 2001 amounted to R$ 40 and R$ 49 and prepaid reinsurance premiums amounts to R$ 1 as of December 31,2001. Earned premiums ceded under reinsurance contracts amounted to R$ 247, R$ 167 and R$ 109 and recoveries recognized under reinsurance contracts were R$ 133, R$ 399 and R$ 74 for the years ended December 31, 2002 and 2001, and 2000, respectively.

The vast majority of our private retirement plan operations correspond to deferred annuities. We recognize as revenue from our private retirement plans that are not considered investment contracts all amounts collected from customers and we recognize an expense for the constitution of a provision for future benefits in accordance with SFAS No. 60 “Accounting and Reporting by Insurance Enterprises”. For private retirement plans that are considered investment contracts we recognize a liability for the amounts received from customers. Considering the reduced period since we have been offering such products, the amount of provisions for annuities in the pay out phase are minimal. Provisions for future benefits for deferred annuities in the accumulation phase and liabilities under investment contracts correspond to the balance that accrues to the benefit of our customer at the respective balance sheet date. These contracts include terms where the policyholder substantially bears the investment risk with a minimum guaranteed by us under certain plans.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at its full amount and without interest only at the end of the contractually agreed term of the specific plan, which always exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds we refund an amount which is only a percentage of the amount originally deposited. We recognize as revenue over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the constitution of an actuarially determined provision for future prizes.

(r)	Deferred policy acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy insurance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

Deferred policy acquisition costs related to insurance contracts are amortized over the expected lives of the contracts. Deferred policy acquisition costs are reduced, when applicable, by any premium deficiency.

(s)	Employee benefits

(i) Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$ 588 , R$ 559, and R$ 459 for the years ended December 31, 2002, 2001 and 2000, respectively.

We also sponsor defined benefit plans that are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions”, which requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with SFAS 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

(ii) Stock option plan

The Bank established a stock option plan which is accounted for according to APB 25, “Accounting for Stock Issued to Employees”, an alternative method of accounting, authorized by SFAS 123, “Accounting for Stock Based Compensation”. Under APB 25, we recognize compensation costs for the stock option plan over the vesting period of the stock option at an amount measured by the difference between the quoted market price of the stock at the measurement date and the price to be paid by the grantee. We account for our plan as a variable plan, with measurement date being the date on which the options are exercised. Therefore, after the end of the vesting period, we continue to record compensation costs until the measurement date based on the quoted market price of the stock at the end of each reporting period.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(t)	Treasury Stock

Common and preferred shares reacquired are recorded under “Treasury stock” within stockholders’ equity at its acquisition price.

Shares held in treasury that are subsequently sold, such as those sold to grantees under our Stock Option Plan, are recorded as a reduction in treasury stock at the average price of the shares in treasury held at such date. The difference between the sale price and the average price of the shares in treasury is recorded as a reduction or increase in additional paid-in capital. Shares held in treasury that are cancelled are recorded as a reduction in treasury stock against appropriated retained earnings, at the average price of the shares held in treasury at the cancellation date.

(u)	Interest on stockholders’ equity

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on stockholders’ equity. For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of stockholders’ equity in the financial statements. The related tax benefit is recorded in the Consolidated Statement of Income.

(v)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two classes of stock issued by the Bank. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.55 (fifty five cents) per lot of one thousand shares. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders’ equity) and undistributed earnings of the Bank after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed.

The Bank has issued stock options (Note 26) whose dilutive effect are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the funds received were used to purchase our own stock.

(w)	Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

(x)	Strategic alliance with America on Line Latin America Inc. and subsidiaries (AOLA)

During the year ended December 31, 2000 we entered into a ten year strategic alliance agreement with AOLA which was significantly modified through a final and legally binding Memorandum of Understanding (MOU) dated December 14, 2002. Under the terms of the original agreement we received 31,700,000 Common A voting shares of AOLA and, during a five year period we were committed to obtain on specific measurement

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information dates (“milestones”): (a) specified number of customers of the Itaú - AOLA co-branded Internet access services provided by AOLA in Brazil, (b) certain levels of revenue from such customers as a percentage of the total revenue of AOLA in Brazil for Internet access services, or (c) a combination of both . After five years we would not be committed to achieve or maintain any specific number of customers or level of revenue. If we do not meet the milestones, we would have to make contractually established cash payments to AOLA for each milestone we failed to meet. The maximum amount of cash payments which under the original agreement amounted to US$ 164.8 million would be due to AOLA if we do not meet any of the five milestones.

Our Common A voting shares of AOLA represent as of December 31, 2002 and 2001 less than 2% of the voting stock of AOLA and therefore, we do not account for such shares on the equity method. The contractual terms of the agreement include a lock-up provision by which we are committed not to enter into any transaction which is designed to, or might be reasonably expected to, result in the disposition of specified percentages of the shares of AOLA we have received. These specified percentages decrease each year over five years. All shares received were subject to lock-up until December 10, 2001 when 16.67% of such shares were released. On December 14, 2002 through the MOU additional 41.66% of such shares were released. The next release date is December 10, 2003 when 16.67% of such shares will be released.

We consider shares subject to the lock-up provision during the twelve months after each balance sheet date to be restricted stock under SFAS 115 and carried such restricted shares at its cost at December 31, 2001, determined as the maximum amount that we would have to pay for such shares if we fail to meet all the milestones. Shares which are released from the lock-up within 12 months after the balance sheet date are considered available for sale securities and were accounted at its fair value as of the balance sheet date as described in Note 2(g) at December 31, 2001. During the year ended December 31, 2002 we concluded that an “other-than-temporary” impairment exists for all shares of AOLA and as of December 31, 2002 all shares (either restricted or not restricted) are recorded at the fair value of such shares measured at the quoted market price of the shares in NASDAQ on December 31, 2002. During the year ended December 31, 2002 we recognized a loss of R$ 608 as result of such “other-than-temporary” impairment which is presented under “Other non-interest expense” in the consolidated statement of income.

We were also committed under the terms of the original agreement to offer to the customers of Itaú which were users of the co-branded access services, a minimum number of hours free of charge at our cost during the five years on which we are committed to meet the milestones. We recognized such costs as expenses when they were incurred.

We recognize the value of the shares we received from AOLA as revenue. Revenue is recognized from the date when a milestone is met and over the remaining period until completion of five years, based on the percentage of costs already incurred related to the agreement to total estimated costs over the five-year period.

On January 7, 2002, AOLA issued the certificate confirming that as of December 10, 2001, we have met the first annual milestone (a minimum amount of 250,000 verified subscribers) and we begun to recognize revenue as from such measurement date.

Under the MOU: (a) the commitments to obtain specified number of customers were eliminated, (b) we were waived of any cash payment that may become payable with respect to the second annual milestone, (c) the amount of cash payments that we would be obligated to pay if we do not meet the milestones for the third through fifth year has been reduced to a maximum of US$ 20 million for the three years, (d) the commitment to offer at our cost hours free of charge to customers of the co-branded services was eliminated, and (e) we

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information agreed to specific marketing commitments which if we do not fulfill would require us to make cash payments of a maximum of US$ 40 million for the three years.

We recognized as income under “Other non-interest income” in the consolidated statement of income the amount of R$ 289 which corresponds to (a) the amount of cash payment of US$ 55 million related to the second annual milestone of which we have been waived, plus (b) the difference, amounting to US$ 22 million, between the maximum amount of potential cash payments of US$ 82 we would required to make under the terms of the original agreement in relation to the milestones for the third through the fifth year and the maximum amount of cash payments we could be required to make under the MOU of US$ 60 million.

(y)	Recent Accounting Developments

In January 2003 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities”. The Interpretation applies to variable interest entities (“VIE’s”), many of which have been referred to as special purpose entities or SPEs.

Under rules prior to FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The FASB determined that this approach was not effective in identifying controlling financial interests in entities that are not controlled through voting interests, or in which the equity investors do not bear the residual economic risks and rewards. FIN 46 requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE s activities, or is entitled to receive a majority of the VIE’s residual returns, or both. The consolidation requirements of the Interpretation apply immediately to VIE’s created after January 31, 2003 and apply to previously established entities in the first interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the VIE was established.

The only SPE with which we do business as of December 31, 2002 is, as further described in Note 17.j., “Brazilian Diversified Payment Rights Finance Company”, a SPE created to serve as a vehicle to obtain financing backed by existing and future payment rights. We are consolidating the SPE since its inception; therefore, we do not expect that application of FIN 46 would have any effect as it relates to the existing SPE. We are evaluating other transactions we entered into to determine whether they meet the definition of a VIE covered by FIN 46.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees, and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on specified changes in an underlying variable that is related to an asset, liability, or equity security of the guaranteed party. Guarantee contracts excluded from both the disclosure and recognition requirements of FIN 45 include, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, commitments to extend credit, subordinated interests in an SPE, and guarantees of a company’s own future

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information performance. Other guarantees subject to the disclosure requirements of FIN 45, but not to the recognition provisions, include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance but not price.

The disclosure requirements of FIN 45 are effective as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been provided by the Bank are disclosed in Note 28. We do not expect the requirements of the Interpretation to have a material impact on our financial position, results of operations or liquidity.

3	Acquisition of shares of the former BBA Creditanstalt group

On November 2002 we entered into share sale and purchase agreements related to the operations of the BBA Creditanstalt group. The BBA Creditanstalt group operates in the wholesale banking business offering fund management, brokerage and finance house and investment banking products and services to brazilian private and corporate customers.

We entered through Itaú Bank Limited, our wholly-owned subsidiary, into one share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesekkschaft and directly into another share sale and purchase agreement with two individuals. We determined the date of acquisition to be December 31, 2002 and payment of consideration and issuance of securities related to the acquisition took place in February 2003. No results of the BBA Creditanstalt group were included in the statement of income for the year ended December 31, 2002. Simultaneously we entered into a third purchase agreement to acquire the minority interest in Finaustria Participações Ltda, a holding company for a retail financing business on which the BBA Creditanstalt group hold the majority interest.

Through the share sale and purchase agreements we acquired an interest in the operations of the BBA Creditanstalt group carried out both in Brazil and outside Brazil. The operations of the BBA Creditanstalt group in Brazil were acquired through the purchase of 50% of the voting shares and 100% of non-voting shares (representing 83.33% of total shares) of BBA Participações S.A. a holding company which in turn owns 51% of voting shares representing 25.50% of total shares of Banco BBA Creditanstalt S.A. and subsidiaries. In addition we acquired 49% of voting shares and 100% of non-voting shares representing 74.50% of total shares of Banco BBA Creditanstalt S.A. Therefore, as the result of the agreement we own directly and indirectly 95.75% of total shares of Banco BBA Creditanstalt S.A. and subsidiaries and also directly and indirectly 74.50% of voting shares of Banco BBA Creditanstalt S.A. and subsidiaries.

The operations of the BBA Creditanstalt group carried out outside Brazil, which substantially serve Brazilian customers, were acquired through the purchase of 95.75% of the only class of quotas of Akbar Marketing e Serviços Lda. (“Akbar”) a Portuguese holding company of the companies through which the BBA Creditanstalt group carry out business outside Brazil.

All the shares of BBA Participações S.A. and all the quotas of Akbar not acquired by us will continue to be hold by the individual selling shareholders and a group of senior officers (referred to as “the shareholder officers”) of the former BBA Creditanstalt group (renamed as “Itaú BBA”). We entered into a shareholders agreement with the shareholder officers that regulate the voting rights held by each party, the governance

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information structure, the selection of directors and officers and certain operational decisions.

Purchase consideration totals R$ 2,675 and is comprised of cash (R$ 685) , subordinated debt of Banco Itaú S.A. (R$ 629 at fair value), mandatorily redeemable non-voting preferred shares of Itaú Bank Limited (R$ 844 at fair value) and 3,444,956,000 preferred shares of Banco Itaú S.A (R$ 517 at fair value). Total purchase consideration to be paid and or issued is presented as of December 31, 2002 in our balance sheet under “Other liabilities”.

The following table summarizes the estimated fair value of the assets and liabilities acquired including the estimated fair value of intangible assets:

Marketable securities	3,060
Loans	6,072
Other assets acquired	9,564
Intangible assets acquired	768

Total assets acquired	19,464
Liabilities assumed	16,789

Net assets acquired	2,675

Intangible assets correspond to customer relationships which have a weighted-average estimated life of approximately 10 years.

Tax deductible goodwill under Brazilian tax regulation amounts to R$1,317. Goodwill and intangible assets are deductible in accordance with Brazilian tax regulations only for social contribution on income.

Considering that we hold 50% of the voting shares of BBA Participações S.A., which is the controlling shareholder of Banco BBA Creditanstalt S.A., and the current written terms of the shareholders agreement, we account for Banco BBA Creditanstalt S.A. and subsidiaries following the equity method of accounting. Although we hold more than 50% of the only class of quotas of Akbar considering the current written terms of the shareholders agreement we accounted our investment at Akbar following the equity method of accounting in accordance with EITF 96-16 “Investors’ Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Therefore our investment in Banco BBA Creditanstalt S.A. and in Akbar as of December 31, 2002 is presented in our balance sheet under “Investment in unconsolidated companies”.

We have assumed certain commitments with the individual selling shareholders. Bayerische Hypo-Und Vereinsbank Aktiengesekkschaft is not a party to any of the agreements below. The key agreements and the accounting treatment we expect to follow for each commitment is presented below:

(a) We have committed to: (i) increase the capital of Banco BBA Creditanstalt S.A. by approximately R$ 1,200 in proportion to our shareholding, and (ii) to transfer to Banco BBA Creditanstalt S.A. loans granted to corporate customers together with its related funding. We expect to account for such increase as a capital contribution without increase or decrease in our interest in Banco BBA Creditanstalt S.A.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(b) Upon the transfer of loans mentioned in (a).(ii) above we have committed with the individual selling shareholders that such transferred loans will generate a minimum spread to Banco BBA Creditanstalt S.A. and that we will reimburse them for losses incurred for up to a 5 year period on such loans. We expect to account for such commitment as a guarantee under FIN No. 45.

(c) If the results from treasury activities of Banco BBA Creditanstalt S.A. over a 5 year period exceeds a target amount we have committed to make an additional payment to the individual selling shareholders. Conversely, if such results are below a minimum amount we have the right to be reimbursed by the individual selling shareholders up to a ceiling. We expect to recognize the additional payment or the reimbursement as a loss or a gain in income in the period when it accrues. Settlement while be made at the end of the 5 years unless it reaches the ceiling or other specified events occur.

(d) We have committed to pay a bonus to the directors and officers (all of which are also shareholders) that remain in its capacity providing services to Itaú BBA over 2 years as from the date of the transaction. The full amount of the bonus is to be made after 8 years and accrues pro-rata after the second year. We expect to accrue for the estimated amount of the bonus as compensation expense after the second year of acquisition through the end of the eight year.

Unaudited pro-forma results of operations for the year ended December 31, 2002 and 2001 as if the acquisition of the BBA Creditanstalt group had taken place at the beginning of each period is presented below. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

2002 (Unaudited)

Net interest income (before provision for loan and lease losses)	8,668
Net income before cummulative effect of a change in accounting policy	3,219
Net income	3,228
Earnings per common and preferred share:
Basic	0.0290
Diluted	0.0289

2001 (Unaudited)

Net income	2,052

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

4	Cash and Cash Equivalents

For purposes of our Statement of Cash Flows, Cash and Cash Equivalents is comprised as follows:

		December 31

	2002	2001

Cash and due from banks	1,302	1,069
Interest-bearing deposits in other banks	8,373	8,265
Securities purchased under resale agreements and federal funds sold	2,121	5,738

	11,796	15,072

Securities purchased under resale agreements and federal funds sold include pledged securities for a total of R$ 538 (R$ 2,230 at December 31, 2001).

5	Brazilian Central Bank Compulsory Deposits

The Brazilian Central Bank requires financial institutions, including Itaú, to deposit certain funds with the Central Bank or to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits:

		December 31

	2002	2001

Non-interest earning	4,975	2,943
Interest-earning	6,204	2,309

	11,179	5,252

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

6	Trading Assets

Trading assets, stated at fair value, are presented in the following table:

		December 31

	2002	2001

Brazilian federal government securities	169	1,107
External Debt Securities:
Brazilian federal government	47	110
Other	4	28
Corporate debt securities	119	606
Other marketable securities (primarily mutual funds)	4,442	2,999
Derivative financial instruments:
Swaps	743	247
Options	66	142
Forwards	129	37
Futures	64	94

	5,783	5,370

Net unrealized losses included in trading assets at December 31, 2002 and 2001 amounted to R$ 662 and R$ 690, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2002, 2001 and 2000, included in Trading income (losses), were gains (losses) of R$ 28 , R$ (797) and R$ (111), respectively.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

7	Available for Sale Securities

The fair values and corresponding amortized cost of available for sale securities at December 31 were:

								December 31

				2002					2001

		Gross unrealized					Gross unrealized

	Amortized Cost	Gains	Losses	Fair value (cost for restricted stock	)	Amortized cost	Gains	Losses	Fair value (cost for restricted stock	)

Investment funds	55	16	(2)	69		50	29	(2)	77
Bank debt securities	110			110		234			234
Brazilian federal government
Securities	4,873	64	(148)	4,789		3,678		(5)	3,673
External debt securities:
Brazilian government	40	238	(60)	218		108	396	(20)	484
Argentinean government	58			58		22			22
Other	18	11		29		11	3		14
Corporate debt securities	3,616	505	(146)	3,975		1,433	36	(26)	1,443
Marketable equity securities	165	12	(5)	172		507	49	(62)	494
Restricted Stock	10			10		159			159

	8,945	846	(361)	9,430		6,202	513	(115)	6,600

Restricted stock refers to stock of AOLA. As explained in Note 2.(x) shares of AOLA received when entering into the strategic alliance with AOLA, are subject to lock-up provisions. As of December 31, 2002 and 2001 we consider 25% and 41.67%, respectively, of the total shares received (7,925,000 and 13,208,333 shares, respectively) to be restricted stock since they are subject to such lock-up provisions for more than 12 months after the balance sheet date. During the year ended December 31, 2002 we concluded that an “other-than-temporary” impairment exists for all shares of AOLA and as of December 31, 2002 all shares (either restricted or not restricted) are recorded at the fair value of such shares measured as the quoted market price of the shares in NASDAQ on December 31, 2002.

At December 31, 2002 and 2001, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’ equity.

Gross realized gains and losses on securities available for sale were as follows:

	Year Ended December 31

	2002	2001	2000

Gains	482	78	172
Losses	(1,092)	(82)	(117)

Net	(610)	(4)	55

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

The amortized cost and fair value of securities available for sale, by maturity, were as follows:

	December 31, 2002

		Fair value
	Amortized cost	(cost for restricted stock)

Due in one year or less	1,603	1,624
Due after one year to five years	4,148	4,313
Due after five years to ten years	1,757	2,090
Due after ten years	1,219	1,152
No stated maturity	218	251

	8,945	9,430

During the years ended December 31, 2001 and 2000, we recognized a loss of R$ 38 and R$ 7, respectively, for impairment of available for sale securities in Net gain (loss) on sale of available for sale securities in the Consolidated Statement of Income.

8	Held-to-Maturity Securities

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

							December 31

				2002				2001

		Gross unrealized				Gross unrealized

	Amortized Cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair Value

Brazilian federal government securities	140		(40)	100	102		(11)	91

	140		(40)	100	102		(11)	91

The amortized cost and fair value of securities held-to-maturity, by maturity, were as follows:

	December 31, 2002

	Amortized cost	Fair value

Due in one year or less	24	15
Due after one year to five years	86	77
Due after five years to ten years	30	8

	140	100

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

At December 31, 2002 and 2001, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’ equity.

9	Loans and Leases

	December 31

	2002	2001

Commercial	14,651	13,063

Industrial and others	9,087	9,648
Import financing	2,075	862
Export financing	3,489	2,553

Real estate loans, primarily residential housing loans	2,344	2,768

Lease financing	921	1,338

Public sector	707	398

Individuals	7,147	6,593

Overdraft	1,358	1,316
Financing	4,159	3,868
Credit Card	1,630	1,409

Agricultural	2,083	1,770

Total loans and leases	27,853	25,930

Non-performing loans and leases

The following table presents our non-performing loans and leases as well as the valuation allowance for impaired loans and leases as of December 31, 2002 and 2001:

			December 31

	2002		2001

Non-performing loans and leases	Valuation allowance for impaired loans and leases	Non-performing loans and leases	Valuation allowance for impaired loansand leases

1,092	817	1,325	787

As mentioned in Note 2(k), from March 31, 2000 loan charge-offs are normally made 360 days after the due date rather than 120 days. This change resulted in an increase in loans classified as “non-performing” of R$ 468 at December 31, 2000.

We do not recognize interest income during the period the loans are considered non-performing. The impact on interest income as a result of non-performing loans was not material to any of the years presented.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

10	Allowance for Loan and Lease Losses

The table below summarizes the changes in the allowance for loan and lease losses:

		Year Ended December 31

	2002	2001	2000

Balance at the beginning of the year,	2,250	1,642	1,261
Provision for loan and lease losses	2,124	1,077	406
Credits charged off	(1,892)	(660)	(285)
Recoveries	266	191	260

Balance at the end of the year	2,748	2,250	1,642

As mentioned in Note 2 (k), from March 31, 2000, loan charge-offs are normally made 360 days after the due date rather than 120 days. This change resulted in a reduction of R$ 468 in charge-offs for the year ended December 31, 2000.

11	Investments in Unconsolidated Companies

(a)	Composition

Ownership % as of December 31, 2002 (i)			December 31, 2002 (ii)				December 31, 2001 (ii)		December 31, 2000 (ii)

Company	Total	Voting	Stockholders’ equity	Net income (loss)	Investment	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Equity in earnings (losses)

Investments accounted by the equity method AGF Brasil Seguros S.A.	27.33	27.33	402	21	110	6	105	6	(2)
									6
BPI - SGPS, S.A. (iii)(iv) Credicard S.A. Administradora de Cartões de Crédito (v)	33.33	33.33	325	458	107	177	95	175	121

Investprev Seguros e Previdência S.A. IPI - Itausa Portugal Investimentos Ltda. (vi)	49.00	49.00	767	49	375	24	194	(6)	18
Itausa Export S.A. (vii)(viii)	22.23	20.00	885	129	197	29	101		9
Redecard S.A.	31.94	31.94	68	101	22	32	22	27	19
Saper Empreendimentos Imobiliários Ltda.	37.90	37.90	3		1		1
Serasa - Centralização de Serviços dos Bancos S.A.	31.71	27.23	151	50	48	16	50	14	15
Union Carbide do Brasil S.A. (ix) Banco BBA Credistanstalt S.A. (x)	95.75	(x)	2,467		2,362
Fináustria Participações Ltda. (x)	28.00	(x)	238		67
Akbar Marketing e Serviços Ltda. (x)(xi)	95.75	(x)(xi)	138		132
Others					8		2
Subtotal					3,429	284	570	216	199
Others investments recorded at cost					107		125

Total					3,536	284	695	216	199

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(i)	Corresponds to total and voting ownership.
(ii)	Amounts derived from the Corporate Law financial statements, except for BPI-SGPS, S.A. which are prepared following generally accepted accounting principles in Portugal, in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.
(iii)	Ownership in BPI - SGPS S.A. was held at December 31,1998 by our equity investee Itausa Portugal SGPS S.A., a subsidiary of Itausa Export S.A., which held 10.17% of total and voting stock. At December 31, 1999, our investment was held: (a) by Itausa Portugal SGPS S.A. which held 7.50% of total and voting stock, and (b) by our subsidiary Afinco - Americas Madeira SGPS Ltda. who owned 5.00% of total and voting stock. In February, 2000 Afinco - Americas Madeira SGPS Ltda. and Itausa Portugal SGPS S.A. contributed such investment to our equity investee IPI - Itausa Portugal Investimentos Ltda. See (vi) below.
(iv)	Company in which we own less than 20% of voting shares but exercise significant influence over its operations.
(v)	Our share of the results of Credicard S.A Adminstradora de Cartões de Crédito is not necessarily the same in each year due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based primarily on the performance of our credit card portfolio.
(vi)	As indicated in (iii) above, IPI - Itausa Portugal Investimento Ltda. was constituted during 2000. Ownership in IPI - Itausa Portugal Investimentos Ltda. is held: (a) through subsidiaries that own 49.00% of total and voting stock as of December 31,2002 and 2001, and (b) through the equity investee Itausa Portugal SGPS S.A., a subsidiary of Itausa Export, which held 51.00% of total and voting stock. Exchange gain or loss arising from translation are included under Cumulative Translation Adjustment (Note 2 (b)).
(vii)	Ownership in Itausa Export S.A. is held by our subsidiary Itaú Gráfica Ltda. and amounts to 22.23% of total stock at December 31, 2000 and 1999 and 0.0% of voting stock at December 31, 2000 and 1999. As of December 31,2001, ownership in Itaúsa Export S.A. was transferred to our subsidiary, Itaucard Adm. de Cartões de Crédito e Imobiliária Ltda. and amounts to 22.23% of total stock and 20.00% of voting stock as at December 31, 2001. As of December 31, 2002, ownership in Itausa Export S.A. is hold directly by Banco Itaú S.A. and and amounts to 22.23% of total stock and 20% of voting stock. Exchange gain or loss arising from translation are included under Cumulative Translation Adjustment (Note 2 (b)).
(viii)	On June 15, 2001, the stockholders of Itausa Export S.A. approved the issue of 6.47 voting shares to holders of both voting and non-voting shares. As a result of such decision at June 15, 2001, our consolidated subsidiary Itaú Gráfica Ltda. obtained 20% of the voting stock of Itausa Export S.A. without any change in total ownership of 22.23%. Our investment in Itausa Export S.A. is recorded following the equity method for all years presented based on the total ownership held at each year-end.
(ix)	Investment sold on December 28, 2000.
(x)	See Note 3 for details on our acquisition of shares of the former BBA Creditanstalt group including total and voting shares acquired and details of the shareholders agreement.
(xi)	Ownership in Akbar Marketing e Serviços Ltd. is held by our subsidiary Itaubank, Ltd.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(b)	Other information

Dividends, including interest on stockholders’ equity, received from the investments in unconsolidated companies were R$ 244, R$ 164 and R$ 172 in the years ended December 31, 2002, 2001 and 2000, respectively.

12	Premises and Equipment

	December 31

	2002	2001	Annual depreciation rates %

Gross
Land	713	805
Buildings used in operations	1,808	1,994	4
Installations, furnishings, equipment and security and communication systems	789	813	10-25
Data processing equipment	1,815	1,644	20-50
Cost of software developed or obtained for internal use	140	95	33
Transportation systems	15	14	20-33
Other	432	412	20

	5,712	5,777

Accumulated depreciation
Buildings used in operations	(1,006)	(1,113)
Installations, furnishings, equipment and security and communication systems	(386)	(480)
Data processing equipment	(1,294)	(1,196)
Cost of software developed or obtained for internal use	(48)	(14)
Transportation systems	(6)	(5)
Other	(191)	(183)

	(2,931)	(2,991)

Net book value	2,781	2,786

Depreciation expense was R$ 567, R$ 487 and R$ 433 in the years ended December 31, 2002, 2001 and 2000, respectively.

13	Goodwill and intangible assets

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2002. Upon adoption of SFAS No. 141 on January 1, 2002 we recognized a gain of R$ 9 (net of tax effect) as the effect of a change in an accounting principle for the excess over cost of business combinations prior to July 1, 2001.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

The following table presents the movement of aggregate goodwill for the year ended December 31, 2002:

Opening balance sheet	276
Addition as results of acquisition of minority interests during the year	3
Effect of exchange rate on goodwill on entities outside Brazil	105

Tax benefit on amortization of tax deductible goodwill recognized as reduction of goodwill	(56)

Closing balance sheet	328

The total amount of goodwill as of December 31, 2002 was allocated to the banking segment

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expenses (net of taxes) related to goodwill and the effect of a change in an accounting principle is presented in the following tables:

	2002	2001	2000

Net income as reported	2,828	1,844	1,646
Add back goodwill amortization (net of tax effects)		92	60
Less recognition in income as change in accounting principle of excess over cost of business combinations prior to July 1, 2001	(9)

Pro-forma net income	2,819	1,936	1,706

Earnings per share before change in an accounting principle (basic)
	Common shares			Preferred shares

	2002	2001	2000	2002	2001	2000

Reported earnings per share before change in an accounting principle	0.0254	0.0163	0.0140	0.0254	0.0163	0.0140
Add back goodwill amortization		0.0008	0.0005		0.0008	0.0005

Adjusted earning per share before change in an accounting principle	0.0254	0.0171	0.0145	0.0254	0.0171	0.0145

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Earnings per share (basic)
	Common shares			Preferred shares

	2002	2001	2000	2002	2001	2000

Reported net income per share	0.0254	0.0163	0.0140	0.0254	0.0163	0.0140
Add back goodwill amortization		0.0008	0.0005		0.0008	0.0005
Less recognition in income as change in accounting principle of excess over cost of business combinations prior to July 1, 2001	0.0001			0.0001

Adjusted net income per share	0.0253	0.0171	0.0145	0.0253	0.0171	0.0145

Earnings per share before change in an accounting principle (diluted)
	Common shares			Preferred shares

	2002	2001	2000	2002	2001	2000

Reported earnings per share before change in an accounting principle	0.0253	0.0162	0.0140	0.0253	0.0162	0.0140
Add back goodwill amortization		0.0008	0.0005		0.0008	0.0005

Adjusted earning per share before change in an accounting principle	0.0253	0.0170	0.0145	0.0253	0.0170	0.0145

Earnings per share (diluted)
	Common shares			Preferred shares

	2002	2001	2000	2002	2001	2000

Reported net income per share	0.0253	0.0162	0.0140	0.0253	0.0162	0.0140
Add back goodwill amortization		0.0008	0.0005		0.0008	0.0005
Less recognition in income as change in accounting principle of excess over cost of business combinations prior to July 1, 2001	0.0001			0.0001

Adjusted net income per share	0.0252	0.0170	0.0145	0.0252	0.0170	0.0145

The movement in total intangible assets, consisting exclusively of customer relationships, for the years ended December 31, 2002 and 2001 is presented below:

	Related to equity investees (1)	Related to consolidated subsidiaries

	2002	2002	2001

Opening balance sheet		1,027	460
Addition as results of acquisitions during the year	768	206	606
Amortization for the year		(137)	(39)
Tax benefit on amortization of tax deductible goodwill recognized as reduction of intangibles		(125)

	768	971	1,027

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(1) Intangibles related to equity investees are presented together with the related investee under “Investments in unconsolidated entities”

Estimated amortization expense for defined life intangible assets over the next five years is as follows:

Estimated amortization Expense

2003	118
2004	118
2005	118
2006	109
2007	101

		December 31

	2002	2001

Net deferred tax assets, net of valuation allowance (Note 21)	3,366	2,495
Prepaid taxes	2,302	2,164

Restricted escrow deposits for taxation, civil, labor, and other matters	2,137	1,773
Foreclosed assets, net	177	169
Service fees and commissions receivable	818	624
Prepaid expenses	259	157
Receivable from the Government of the State of Paraná for the sale of securities		544
Receivable from the government administered fund - Fundo para Compensação de Variações Salariais (FCVS)	268	206
Deferred policy acquisition costs	96	83
Pension plan prepaid assets (Note 25)	270	223
Other	888	828

	10,581	9,266

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

15	Deposits

		December 31

	2002	2001

Non-interest-bearing deposits
Demand deposits	9,361	6,810

Interest-bearing deposits
Saving deposits	18,592	16,782
Time deposits	2,454	1,949
Deposits from banks	98	423

	30,505	25,964

16	Short-term Borrowings

	December 31

	2002	2001

Trade finance borrowings	3,469	3,276
Commercial paper		297
Local on-lendings	12
Mortgage notes		353
Securities issued by the Bank sold to customers under repurchased agreement	5,859	3,790
Other short-term borrowings	17	99

	9,357	7,815

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. At December 31, 2002, interest rate on the foreign currency denominated short-term borrowings were between 2.66% and 5.32% p.a. for trade lines. At December 31, 2001 such rates were between 2.62% and 7.35%

Interest rates at December 31, 2001 for commercial papers, denominated in foreign currency, were between 2.06% and 3.7%. Mortgage notes at December 31, 2001 carry interest of between 10.63% and 13.07%.

Under “ Securities issued by the Bank sold to customers under repurchase agreements” we present our liabilities for transactions in which we sell for cash to customers securities issued by the Bank or its consolidated subsidiaries and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 70% and 101% of the CDI (Interbank Certificate of Deposit) rate. The final repurchase dates extends through November, 2006.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

17	Long-term Debt

	December 31

	2002	2001

Local on-lendings	3,314	3,327
Euronotes	548	714
Fixed rate notes	1,148	747
Commercial paper	144	190
Mortgage notes		171
Trade finance borrowings	2,348	1,290
Debentures	164	154
Subordinated debt	2,937	1,441
Debt under securitization of diversified payments rights	1,423
Other long-term debt	168	7

	12,194	8,041

(a)	Local on-lendings

Local on-lendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of property and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 13.67% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or “TJLP”), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, the Bank borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. On-lending is at the risk of the Bank, but it is generally secured.

(b)	Euronotes

				Carrying amount (net of repurchases) at December 31

Maturity date	Original term in years	Currency	Coupon - %	2002	2001

03/14/2002	2.00	US$	8.75		238
09/20/2002	1.50	US$	6.63		295
10/30/2002	1.50	US$	6.75		181
02/05/2004	2.00	US$	6.00	303
04/05/2005	3.00	US$	6.75	245

				548	714

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(c)	Fixed rate notes

				Carrying amount (net of repurchases) at December 31

Maturity Date	Original term in years	Currency	Coupon - %	2002	2001

10/30/2003	8.0	US$	9.91	1,078	708
05/19/2006	8.0	US$	9.00	28	16
06/30/2006	8.0	US$	9.00	42	23

				1,148	747

(d)	Commercial paper

		December 31

Maturity	Currency	2002	2001

2002	US$		93
2003	US$	125	80
2004	US$	19	17

		144	190

At December 31, 2002, interest rate on commercial papers were between 4.69% p.a. and 7.56% p.a. with a weighted average rate of p.a. At December 31, 2001 the interest rates range from 4.63% p.a. and 7.56% p.a. with a weighted average rate of 6.46%.

(e)	Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest at the TR (Referential Rate) rate plus between 10.48% and 12.48% p.a. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

(f)	Trade finance borrowings

		December 31

Maturity	Currency	2002	2001

2002	US$		392
2003	US$	775	359
2004	US$	918	318
2005	US$	540	175
2006	US$	43	16
After 2006	US$	72	30

		2,348	1,290

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. At December 31, 2002 interest rates to be computed on the foreign currency denominated balances were between 1.35% and 5.96% p.a., and at December 31, 2001 were between 2.14% p.a. and 8.11%.

(g)	Debentures

			Coupon - %		Carrying amount (excluding debentures in treasury) at December 31
	Original
Maturity	term in years	Currency	2002	2001	2002	2001

04/01/2005 (1)	12	R$		18.50		4
04/01/2005 (1)	10	R$		15.00		2
04/01/2020 (1)	23	R$		18.50		148
11/01/2022	20	R$	CDI		164

					164	154

(1) During the year ended December 31, 2002 all debentures outstanding have been reacquired and are maintained in treasury.

Debentures are issued by Companhia Itauleasing de Arrendamento Mercantil S.A. and Banco Francês e Brasileiro Leasing S.A., our consolidated subsidiaries, and are fully underwritten at the issuance by Banco Itaú S.A. who subsequently actively enters into purchase and sales transactions for such issued debentures with customers.

(h)	Subordinated debt

			Carrying amount at December 31

Maturity	Currency	Coupon - % 2002	2002	2001

Notes
08/15/2011	US$	10.00	543	270
08/15/2011		¥4.25	905	540
Debentures
09/01/2008	R$	CDI plus 0.75	635	631
Certificate of deposit
12/23/2009	R$	CDI plus 0.87	854

			2,937	1,441

CDI - Interbank intmerest rate ¥ - Japanese Yen

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

During the year ended December 31, 2002 we issued debt which is subordinated in right of payment to all indebtedness of the Bank. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capital requirements established by the Central Bank (See Note 29).

Under the terms of the debt, in order to qualify as Tier II regulatory capital, payment of principal and interest will be deferred if we are not in compliance with the operational limits established by the Central Bank or if such payment would determine that we are no longer in compliance with such limits. Payment will be deferred until we are in compliance with such limits.

The maturity date of the Notes will be extended for a period of up to eighteen months if certain events occur that prevent our ability to convert Brazilian reais into U.S. dollars and/or transfer U.S. dollars outside Brazil. The maturity date may be accelerated in the case of the following events: failure to pay principal or interest on the due date and winding up, dissolution or liquidation.

(i)	Debt under securitization of diversified payments rights

Diversified Payment Rights are payment orders in U.S. dollars received by the Bank from non-Brazilian entitites to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of the Bank it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIF, Fedwire of CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a special purpose entity (SPE) incorporated in the Cayman Islands. On March 20, 2002 and July 19, 2002 the SPE issued Floating Rate Notes to third-party investors secured by the Diversified Payment Rights that the SPE acquired from the Bank. The proceeds from the issuance of the Floating Rate Notes have been used by the SPE to pay the Diversified Payment Rights sold by the Bank.

The main characteristics of the Floating Rate Notes are as follows:

Series	Amount Issued	Currency	Coupon - %	Interest only period	Scheduled Amortization	Carrying amount as of December 31, 2002

2002-1	USD 250	US$	LIBOR + 0.7%	March 20, 2002 to September 19, 2004	Semi-annual as from September 20, 2004 to March 20, 2007	889

2002-2	USD 150	US$	LIBOR + 0.65%	July 19, 2002 to March 20, 2005	Semi-annual as from March 21, 2005 to March 20, 2006	534

Total	USD 400					1,423

The Floating Rate Notes issued by the SPE are expected to be repaid through the flow of funds provided by the payment orders sold by the Bank to the SPE. If the issuer of the Floating Rate Notes fails to make a timely payment of accrued interest and of scheduled principal, investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.

The Bank has the right to make an early redemption of the Floating Rate Notes by paying total outstanding principal and accrued interest of the Floating Rate Notes. The Bank will be obligated to redeem the Floating Rate Notes if certain specified events of default or early termination occur. Considering the terms of the

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information agreements entered into in relation to the issuance of the Floating Rate Notes we have consolidated the SPE in our consolidated financial statements.

Cash received by the SPE for the payment orders sold by Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 25 as of December 31,2002.

(j)	Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	December 31

	2002	2001

Due within one year	2,214	1,702
From 1 to 2 years	1,653	1,472
From 2 to 3 years	1,747	601
From 3 to 4 years	1,096	567
From 4 to 5 years	964	508
After 5 years	4,520	3,191

	12,194	8,041

18	Other Liabilities

	December 31

	2002	2001

Taxes on income	213	187
Interest on stockholders’ equity payable	565	549
Payable to merchants for credit card transactions	1,142	1,010
Labor related liabilities	439	429
Deferred revenue on Telefónica transaction	366	458
Taxes other than on income	422	463
Collection of third-party taxes, social contributions and other	923	1,201
Derivative liabilities:
Swaps	769	395
Options	84	22
Forward	1	6
Futures	83	135
Payable for securities purchased (trade date)	169	287
Litigation (Note 29)	2,384	2,988
Foreign exchange portfolio, net	367	108
Accrued pension plan benefits (Note 25)	486	515
BBA acquisition purchase price (Note 3)	2,675
Others	1,803	1,270

	12,891	10,023

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

19	Stockholders’ Equity

(a)	Capital and stockholders’ rights

(i) Capital

	Quantity of shares issued

	December 31

	2002	2001

Common shares	61,998,316,748	62,655,011,144
Preferred shares	51,452,831,516	51,359,516,776

	113,451,148,264	114,014,527,920

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both classes of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.55 per lot of thousand shares at December 31, 2002, 2001 and 2000). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of the Bank’s annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves.

(ii) Treasury stock

Pursuant to decisions of the Board of Directors, the Bank repurchases its own shares to hold in treasury, to issue to grantees under the Bank stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, and maximum cost (in lots of thousands shares) at December 31, 2002 were R$ 140.77, R$ 176.66 and R$ 205.09, respectively, for common shares held in treasury, and R$ 39.03, R$ 123.40 and R$ 194.13, respectively, for preferred shares held in treasury. At December 31, 2002, the quoted market values of these shares were R$ 156.00 (common shares) and R$ 171.46 (preferred shares) per lot of thousand shares.

(iii) Additional paid-in capital

Additional paid-in capital corresponds to compensation expense to be recognized in future periods under the stock option plan established by the Bank. See Note 26.

(b)	Appropriated retained earnings

Appropriated retained earnings include following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by decision of the stockholders.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(i) Legal reserve

Under Brazilian corporate law, the Bank is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(ii) Statutory reserves

Up to October 8, 2001 - “Itaubanco Special Reserve”

This reserve was established for the purpose of retaining funds in the business for the exercise of our stockholder subscription rights in capital increases of affiliated companies, for future capital increases, and for the payment of interim dividends.

This reserve is constituted: (a) by appropriation of net income according to proposals by the Board of Directors subsequently ratified by the stockholders at a General Meeting; (b) by amounts released from the Unrealized Income Reserve, as explained below, and (c) by reversals of the part of the minimum mandatory dividends paid in anticipation of approval by the stockholders at a General Meeting that, as interim dividends, are recorded against this reserve.

Upon proposal by the Board of Directors to the stockholders, amounts may be capitalized from this reserve so that its balance does not exceed ninety-five percent (95%) of capital stock. The balance of this reserve, added with the Legal Reserve, may not exceed capital stock.

After October 8, 2001

On October 8, 2001, the shareholders approved changes in the by-laws by which the outstanding balance of the “Itaubanco Special Reserve” has been attributed to three newly created reserves. The three new reserves are the following:

Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on shareholders’ equity, with the objective of maintaining a payment flow to shareholders. The reserve is constituted with: (a) up to 50% of net income for the fiscal year, (b) up to 100% of revaluation reserves in the statutory books that have been realized, (c) up to 100% of the amount of adjustments to previous years recorded directly in stockholders’ equity in the statutory books, and is reduced by the amounts of anticipated dividends. The reserve is limited to 40% of capital stock in the statutory books.

Reinforcement for Working Capital Reserve - This reserve has the purpose of reserving resources for the operations of the Bank. Is constituted with up to 20% of net income for the fiscal year and is limited to 20% of capital stock in the statutory books.

Reserve for Increase in Participating Companies - The purpose of the reserve is to reserve resources to exercise the right of first refusal in capital increases on companies on which we have an interest. Is constituted with up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

(iii) Tax incentive reserve

This reserve arises from the option made by the Bank to apply a portion of income tax and social contribution on net income, otherwise payable to the tax authorities, for investing in government approved development

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information funds or equity of companies undertaking specific government approved projects in certain areas of Brazil. The amount so applied is credited at the payment date to income tax and subsequently appropriated from retained earnings to this reserve.

(iv) Unrealized income

This reserve represents income recorded for accounting purposes in the stand-alone statutory financial statements of Banco Itaú S.A. as equity in the earnings of unconsolidated investments which has not yet been received in cash.

The realization of this reserve will occur when such investments are sold, or through dividends received. When realized, the amounts are transferred to unnapropriated retained earnings and are included in the calculation basis of the minimum compulsory dividend, in accordance with Brazilian corporate law and CVM rules.

(c)	Unappropriated retained earnings (accumulated deficit)

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory records of the Bank is transferred to the reserves described above.

Retained earnings available for distribution in the Bank’s statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 2,096 and R$ 2,492 at December 31, 2002 and 2001, respectively.

20	Earnings per Share

Basic and diluted earnings per share were computed as follows for the period indicated:

	Year ended December 31

Earnings per share and earnings per share before change in an accounting principle (basic)	2002	2001	2000

Net income attributable to common and preferred stockholders
Net income	2,828	1,844	1,646

Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(27)	(27)	(27)

Sub-total	2,801	1,817	1,619
Undistributed income to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(34)	(35)	(37)

Sub-total	2,767	1,782	1,582
Undistributed income to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	1,542	1,006	912
To preferred stockholders	1,225	776	670

Total net income available to common stockholders	1,576	1,041	949
Total net income available to preferred stockholders	1,252	803	697

Weighted-average outstanding shares (in thousands)

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year ended December 31

	2002	2001	2000

Common shares	62,093,148	63,754,751	67,754,815
Preferred shares	49,290,289	49,207,310	49,739,991

Earnings per share (in R$)
Common shares	0.0254	0.0163	0.0140
Preferred shares	0.0254	0.0163	0.0140

	Year ended December 31

	2002	2001	2000

Earnings per share and earnings per share before change in an accounting principle (diluted)

Net income attributable to common and Preferred stockholders

Net income available to preferred stockholders	1,252	803	697
Plus:
Minimum dividend on incremental preferred shares	7	7	3

Net income available to preferred stockholders considering incremental preferred shares	1,259	810	700

Net income available to common stockholders	1,576	1,041	949
Less:
Minimum dividend on incremental preferred shares	(7)	(7)	(3)

Net income available to common stockholders considering incremental preferred shares	1,569	1,034	946

Adjusted weighted-average shares (in thousands)
Common shares	62,093,148	63,754,751	67,754,815
Preferred shares	49,290,289	49,207,310	49,739,991
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	469,421	707,813	407,369

Total adjusted preferred weighted-average shares	49,759,710	49,915,123	50,147,360

Diluted earnings per share (in R$)
Common shares	0.0253	0.0162	0.0140
Preferred shares	0.0253	0.0162	0.0140

Potentially anti-dilutive shares at December 31, 2002 and 2001, which have been excluded from the diluted earnings per share calculation totaled 1,981,367 and 7,467 preferred shares, respectively.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

21	Taxes on Income

The Bank and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows:

	Years ended December 31

	2002	2001	2000

Federal income tax	25	25	25
Social contribution on net income	9	9	(*) 9

Composite rate	34	34	34

(*)	The enacted rate is 8% as of the date indicated. Provisional measures, which are issued by the President but are not considered enacted until approved by Congress, establish rates of 12% for April 1999 to January 2000, and 9% for February 2000 to December 2002. In September 2001 the provisional measure establishing the 9% rate for February 2000 to December 2002 has been enacted.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Year ended December 31

	2002	2001	2000

Income before taxes	2,776	2,024	1,899

Less: equity in (earnings) losses of unconsolidated companies, net	(284)	(216)	(199)

Tax basis	2,492	1,808	1,700

Tax expense at statutory rates	(847)	(615)	(579)

Non-taxable exchange gains on foreign Subsidiaries	214	108	71
Non-deductible expenses	(5)	(26)	(54)
Amortization of goodwill and other intangible assets deductible only for social contribution purposes
	(11)	(17)	(5)
Impairment of goodwill and other intangible assets deductible only for social contribution purposes		(21)
Non-taxable dividends on companies recorded at cost	3	18	51
Other non-taxable income			14
Tax benefit on full amortization of tax-deductiblegoodwill in excess of carrying amount of goodwill and other intangible assets	338

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year ended December 31

	2002	2001	2000

Net tax benefit on interest on stockholders’ equity paid	284	351	285
Others permanent differences	85	29	10

Income tax income (expense)	61	(173)	(207)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31

	2002	2001
Provisions not currently deductible:
Allowance for loan and lease losses	1,109	777
Other provisions	1,139	786
Tax loss carryforwards	799	870
Other temporary differences	675	404

Deferred tax assets	3,722	2,837

Temporary differences relative to leasing operations	227	185
Brazilian income taxes on taxable income of foreign subsidiaries		6
Other temporary differences, mainly expenses recognized under Brazilian GAAP and for tax purposes in advance of recognition under US GAAP
	129	151

Deferred tax liabilities	356	342

Net deferred tax asset, included in other assets	3,366	2,495

22	Fee and Commission Income

	Year ended December 31

	2002	2001	2000

Fees charged on checking accounts services	1,818	1,543	1,257
Asset management fees	1,055	786	747
Collection fees	294	247	222
Credit card fees	367	279	205
Other	141	335	242

	3,675	3,190	2,673

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

23	Administrative Expenses

	Year ended December 31

	2002	2001	2000

External administrative services	427	433	351
Technology expenses	353	315	245
Communication expenses	272	264	199
Banking and brokerage fees	259	231	223
Credit card outsourced processing fees	231	251	175
Office and technology supplies	128	125	93
Advertising expenses	174	194	164
Other marketing expenses	46	82	49
Transportation costs	182	173	176
Utilities	87	68	73
Lease expenses	174	168	130
Maintenance and security expenses	274	292	240
Traveling expenses	41	53	34
Other	193	236	194

	2,841	2,885	2,346

24	Other non-Interest Income and Expenses

	Year ended December 31

Other non-interest income	2002	2001	2000

Exchange gains on non-interest bearing assets and Liabilities	12	77	44
Gains on sale of foreclosed assets, premises and and equipment and investments	5	90	115
Gains on sale of leased assets for which options were not exercised by the lessee	160	206	115
Monetary correction of prepaid taxes	113	88	58
Monetary correction of other assets	109	82	21
Monetary correction of restricted escrow deposits	176	140	124
Reversal of provisions no-longer required (Note 29)	677	246	28
Recovery of expenses	40	54	58
Gain as result of modified terms under the agreement with AOLA (Note 2.(x))	289
Revenue on our agreement with Telefónica (Note 31)	92
Other	102	160	131

	1,775	1,143	694

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year ended December 31

Other non-interest expenses	2002	2001	2000

Loss on sale of foreclosed assets, premises and equipment and investments	132	155	72
Taxes on services, on revenue and other taxes	768	567	516
Litigation (Note 29)	1,534	955	517
Losses with frauds	108	71	185
Monetary and exchange losses of non-interest bearing assets and liabilities	31	53	71
Contributions to the Credit Guarantee Fund	78	71	61
Other than temporary impairment on shares of AOLA (Note 2.(x))	605
Other	230	271	407

	3,486	2,143	1,829

Some of our assets and liabilities recorded in Other assets and Other liabilities are subject to monetary correction based on specific inflation indexes. We recognize in Other Non-Interest Income or Other Non- Interest Expense, as appropriate, the effect of the monetary correction necessary to present such assets and liabilities as of each balance sheet date at its monetary corrected amount.

25	Pension Plans and Other Post-Retirement Benefits

The Bank and certain of its subsidiaries sponsor six defined-benefit plans (five plans as of December 31, 2000) all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all the full-time employees of Banco Itaú S.A (parent company) and of Itauseg in Brazil and a small number of employees of our subsidiaries and affiliates abroad, as well as qualified employees of the following subsidiaries acquired: Banco Francês e Brasileiro S.A., Bemge (two plans), Banestado and BEG.

In accordance with the terms of the auctions of BEG and Banestado, we are required to maintain the benefits granted by the pension plans existing as of the acquisition date, for a period at least of 24 and 18 months, respectively.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to the eligible employees, and held independently of the Bank. Such funds are managed by independent legal entities as detailed below:

Defined benefit plan	Independent manager of the plan assets

PAC	Fundação Itaubanco
Franprev	Fundação Itaubanco as from January 1, 1997 (1)
Fasbemge 002	Fundação Itaubanco as from January 1, 2000 (1)
Fasbemge ACMV	Fundação Itaubanco as from January 1, 2000 (1)
Funbep Plano 1	Funbep Fundo de Pensão Multipatrocinado
Prebeg	Caixa de Previdência dos Funcionários do BEG

(1) The management of the plans before this date was carried out by other independent legal entities appointed by the related banks prior to our acquisition.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Monetary contributions are made by the Bank and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of the “PAC” plan which is funded exclusively by the Bank and certain of its subsidiaries. At December 31, 2002, contributions by the Bank and its subsidiaries to the different plans range from 0.41% to 13.58% of the payroll related to the participants, and the participant employees contribute amounts of up to 9.16% of their salaries.

Assets of the six funds comprise, in different percentages, principally time deposits, government securities, equity securities, bank debt securities and real estate.

No amendment, curtailment, settlement or termination of the benefits of the plans has occurred during the years ended December 31, 2002, 2001 and 2000.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in the balance sheet of the Bank, calculated according to SFAS 87, are as follows:

	Year ended December 31

	2002	2001	2000

(I) Projected benefit obligation
At the beginning of the year	4,493	3,619	1,900
Business combinations		427	1,495
Service cost	142	113	90
Benefits paid	(203)	(147)	(53)
Interest cost	443	355	189
Administrative expenses	(2)	(2)	(3)
Actuarial loss (gain)	73	128	1

At the end of the year	4,946	4,493	3,619

(II) Plan assets at market value
At the beginning of the year	4,602	3,917	2,281
Business combinations		322	1,082
Contributions received
Employer	32	29	67
Employees	10	11	6
Administrative expenses	(2)	(2)	(3)
Return on plan assets	878	472	537
Benefits paid	(203)	(147)	(53)

At the end of the year	5,317	4,602	3,917

(III) Funded status

Excess of plan assets over projected benefit obligation	371	109	298
Unrecognized net (gain)/loss, net	(587)	(401)	(564)

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year ended December 31

	2002	2001	2000

(Prepaid pension benefit) Accrued pension benefit	(216)	(292)	(266)

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

As of December 31, 2002 and 2001, in three plans the projected benefit obligation exceeded the related plan assets. The aggregate projected benefit obligation and aggregate plan assets of such plans amount to R$ 2,022 (R$ 1,973 at December 31, 2001) and R$ 1,750 (R$ 1,629 at December 31, 2001), respectively.

The net periodic pension cost, as defined under SFAS 87, includes the following elements:

	Year ended December 31

	2002	2001	2000

Service cost	142	114	90
Interest cost	443	355	189
Expected return on plan assets	(587)	(495)	(275)
Amortization of (gain) loss	(5)	(16)	(4)
Employee contributions	(10)	(11)	(6)

Net periodic pension benefit	(17)	(53)	(6)

The weighted average actuarial assumptions used were as follows:

Discount rate for determining projected benefit obligation - 10.2% p.a.

Rate of increase in compensation levels - between 4% and 7.1% p.a., depending on the specific group of employee as of December 31, 2002, and 4% and 8% p.a. as of December 31, 2001 and 2000 Expected long-term rate of return on plan assets - 12.3%, 12.7% and 12.1% p.a. as of December 31, 2002, 2001 and 2000, respectively Securities of the Bank and its subsidiaries included in plan assets amounted to R$ 146 and R$ 192 as of December 31, 2002 and 2001.

The unfunded accumulated projected benefit obligation related to the health-care post-retirement benefits amounts to R$ 53 as of December 31, 2002. The amounts of the accumulated post-retirement liability have been determined taking into consideration the expectations, on the date on which we acquired the businesses as to termination or curtailment of such benefits.

26	Stock-based Compensation

The Extraordinary General Meeting of stockholders held on April 24, 1995, approved the Plan for Granting Stock Options (“Stock Option Plan”). Under the terms of the Stock Option Plan grantees have the right to acquire one share of the Bank per option granted at a price established at the date of grant of the option which is subsequently adjusted in accordance with a pre-defined formula based on the change in an inflation index. Options granted may be exercised after a vesting period of between three and five years and may be exercised up to ten years after granted with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2002, all options issued were granted to members of management of the Bank and its subsidiaries.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Changes in options are summarized in the following table:

	Quantity of options (in thousands			)	Weighted average exercise price

	Year ended December 31				Year ended December 31

	2002	2001	2000		2002	2001	2000

Options outstanding at the beginning of the year	2,575,500	2,133,848	1,620,648		106.91	80.53	60.26
Options granted	561,150	599,500	533,200		163.45	149.73	111.36
Options exercised	(483,360)	(153,348)	(20,000)		69.17	79.75	42.52
Options cancelled	(24,700)	(7,500)			146.84	132.35
Options outstanding at the end of the year	2,625,590	2,572,500	2,133,848		152.20	106.91	80.53
Options exercisable as of year-end	588,500	512,000	15,048		87.56	65.18	44.34

The main conditions of the options outstanding as of December 31, 2002 are as follows:

	December 31

Exercise price - in R$	Quantity of options (in thousands	)	Remaining term period (in years)

59.47	14,000		1 year
77.22	57,500		2 year
89.59	487,000		3 year
89.41	30,000		3 year
105.62	438,800		4 year
105.45	26,500		4 year
161.23	509,540		5 year
208.96	499,200		6 year
207.95	27,000		6 year
199.28	527,050		7 year
198.07	9,000		7 year

	2,625,590

Compensation expense related to the Stock Option Plan amounted to R$ 24 and R$ 58 for the years ended December 31, 2001 and 2000, respectively.

During 2002 as a result of the decrease in the quoted market price of our preferred shares, we recognized in the consolidated statement of income a reversal of compensation of R$ 4.

The Bank has calculated the pro forma effects of accounting for the Stock Option Plan in accordance with SFAS 123 on the basis of the fair value based accounting method. Had compensation cost for the stock option plan been determined based on the fair value at the grant date, in accordance with the provisions of SFAS 123 , the bank’s net income and earnings per share would have been affected as indicated below. In addition, for the year ended December 31, 2002 the Bank has computed the fair value of the stock options at the grant date also using the binominal method. Therefore, information for the year ended December 31, 2002 presents the pro-

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information forma effects of having applied the fair value method prescribed by SFAS 123 using the two different methodologies.

	Years ended December 31

	2002	2001	2000
Net income
As reported	2,828	1,844	1,646
Pro forma — Black & Scholes	2,783	1,831	1,682
Pro forma — Binomial	2,783

Basic earnings per share (in R$)
Common shares — as reported	0.0254	0.0163	0.0140
Common shares — pro forma — Black & Scholes and binominal	0.0250	0.0162	0.0143

Preferred shares — as reported	0.0254	0.0163	0.0140
Preferred shares — pro forma — Black & Scholes and binominal	0.0250	0.0162	0.0143

Diluted earnings per share (in R$)
Common shares — as reported	0.0253	0.0162	0.0140
Common shares — pro forma — Black & Scholes and binominal	0.0249	0.0161	0.0143

Preferred shares — as reported	0.0253	0.0162	0.0140
Preferred shares — pro forma — Black & Scholes and binominal	0.0249	0.0161	0.0143

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2002, 2001 and 2000 at R$ 83.81, R$ 105.59 and R$ 84.50 per share, using the Black & Scholes option-pricing model, respectively based on the following weighted average assumptions used for grants in 2002, 2001 and 2000. The weighted average fair value at grant-date in the year ended December 31, 2002 was R$ 83.71 per share using the binomial option-pricing model based on the same weighted average assumptions which are presented below:

• weighted historic volatility of 37.14%, 49.5% and 44.6%;

• expected dividend yield of 3.5%, 2.0% and 2.0;

• annual risk-free interest rate of 10%, 10% and 15.4%;

• expected average lives of six, five and five years

27	Fair Value of Financial Instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information of financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instruments as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments, including intangibles, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented are indicative only of the fair value of the individual financial instruments and should not be considered an indication of the fair value of the Bank.

The following table summarizes the carrying and estimated fair values for Itaú’s financial instruments:

	December 31

	Carrying value		Estimated fair value

	2002	2001	2002	2001
Financial assets

Assets for which fair value approximates carrying value	20,430	19,540	20,430	19,540
Interest-bearing deposits in banks	10,860	8,265	10,863	8,290
Securities available for sale, except restricted stock	9,420	6,441	9,420	6,441
Securities held-to-maturity	140	102	100	91

Loans and leases, net of provision for loan and lease losses	25,105	23,680	25,023	23,604

Financial liabilities
Liabilities for which fair value approximates carrying value	22,099	23,022	22,099	23,022
Interest-bearing deposits	21,144	19,154	21,128	19,148
Long-term debt	12,194	8,041	11,912	8,003

Off-balance sheet financial instruments
Commitments to extend credit			68	54
Standby letters of credit and guarantees			80	64

The methods and assumptions to estimate the fair value are set forth below.

Cash and due from banks, securities purchased under resale agreements and federal funds sold, Central Bank compulsory deposits, and trading assets including derivatives

The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Fair values of trading assets, which also are the amounts recognized in the balance sheet, are based on quoted market prices when available, or quoted market prices for similar instruments. Interest- bearing deposits in banks

We estimated the fair value of interest-bearing deposits in banks discounting estimated cash flows using rates ruling for such instruments as of the respective balance sheet date.

Available for sale securities

Fair values of available for sale securities are based on quoted market prices when available, or quoted market prices for similar instruments. Fair value of available for sale securities equals the carrying amount of such securities except for restricted stock, which is carried in the balance sheet at cost. See Note 7 for further details regarding the amortized cost and fair values of securities available for sale.

Held-to-maturity securities

Fair values of held-to-maturity securities are based on quoted market prices when available, or quoted market prices for similar instruments. Held-to-maturity securities are carried at amortized cost. See Note 8 for further details regarding the amortized cost and fair values of securities held to maturity.

Loans and leases

Fair values were estimated for groups of loans with similar financial and risk characteristics. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans. For most variable-rate loans, the carrying amounts were considered to approximate fair value.

The fair value for performing loans was calculated by discounting the scheduled principal and interest cash flows through maturity at the rates indicated above.

The fair value for impaired loans was based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, or the value of underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

Non-interest bearing deposits, Securities sold under repurchase agreements and federal funds purchased, and Short-term borrowings

The fair value disclosed for demand deposits is, by SFAS 107 definition, equal to the amount payable on demand at the reporting date which equals its carrying value. The carrying values of federal funds purchased and securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

Interest- bearing deposits

Fair value for time deposits with variable rates was considered to approximate carrying value. Fair value for time deposits with fixed rates was estimated using a discounted cash flow calculation that applies interest rates offered by us at the respective balance sheet date.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Long-term debt

Fair value of long-term debt was estimated using a discounted cash flow that applies interest rates offered in the market for similar instruments.

Off-balance sheet financial instruments

The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets or other liabilities as described in Note 2.f and presented in Note 6 and 18. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

28	Off-balance Sheet Financial Instruments

(a) Derivatives

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity future contracts are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the date of the agreement. Daily cash settlements of price movements are made for all instruments.

Forward rate agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreeded price, on an agreeded settlement date.

Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap agreements presented in Other in the table below correspond substantially to inflation rate swap contracts.

Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, and equity instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

The market and credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates, foreign exchange rates, commodity quotations, quoted market prices of equity instruments, and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 214 and R$ 363 at December 31, 2002 and 2001, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ (3) and R$ 130 at December 31, 2002 and 2001. The recognition in earnings of unrealized gains on these transactions is dependent on management’s assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

	December 31

	Notional amounts		Carrying value Asset (Liability)

	2002	2001	2002	2001

Interest rate products
Future contracts
Purchase commitments	5,769	3,809	27	(15)
Sale commitments	6,224	3,032	(27)	21
Swap agreements	9,033	6,636	(691)	222
Options
Purchased	339	491	1
Written	596	357
Forward contracts
Purchase commitments	40	1,436	(1)	(6)
Sale commitments	651	3,519		37

Foreign exchange products
Future contracts
Purchase commitments	2,752	1,465	9	(109)
Sale commitments	1,485	479	(28)	60
Swap agreements	6,178	3,781	668	(344)
Options
Purchased	897	2,233	35	129
Written	663	561	76	(7)

Commodities
Future contracts
Purchase commitments	1	3
Sale commitments	6	3
Options
Purchased		4
Written		2

Equity products
Future contracts
Sale commitments	25	82		2
Swap agreements	5
Options
Purchased	161	22	30	1
Written	144	14	8	(1)
Forward contracts

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	December 31

	Notional amounts		Carrying value Asset (Liability)

	2002	2001	2002	2001

Purchase commitments			129

Other
Swap agreements	43	771	(3)	(8)
Options
Purchased	32
Written	32

The resulting receivables/payables are included in “Trading assets “ and “Other liabilities”, respectively.

(b) Credit-related financial instruments

Itaú utilizes credit-related financial instruments in order to meet the financing needs of its customers. Itaú issues commitments to extend credit, standby and other letters for credit and guarantees.

For credit-related financial instruments, the contractual amount of the financial instruments represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contract. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of Itaú’s actual future credit exposure or liquidity requirements for these commitments.

The following table summarizes the contract amounts relating to Itaú’s credit-related financial instruments at December 31, 2002 and 2001

(c) Off-balance sheet credit-related financial instruments

		December 31

	2002	2001

Commitments to extend credit	11,475	10,492
Standby letters of credit	531	106
Guarantees	5,180	4,650

Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Standby letters of credit and guarantees are conditional commitments issued by Itaú generally to guarantee the performance of a customer to a third party in borrowing arrangements.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(d) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

	December 31, 2002
	Contract amount	Carrying value
Standby letters of credit (a)	531	3
Guarantees (a)	5,180	38
Written put options (b)	59	1
Minimum performance guarantee on investment funds managed by the Bank (c)	32

(a)	Standby letters of credit and guarantees are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies” .

(b)	Written put options to which the Bank is a counterparty meet the characteristics of a guarantee under FIN 45 and are recorded on the consolidated balance sheet at fair value. Written put options require the Bank to purchase assets from the option holder at a specified price by a specified date in the future.

(c)	The Bank manages investment funds and in certain investment funds guarantees either the return to the investor or guarantees that no loss in a capital will occur to the investor. The total net asset value of funds which such guarantees is R$ 32. During the years ended December 31, 2002, 2001 and 2000 no payment was made by the Bank to investors under such guarantees.

In connection with issuing securities to investors, the Bank may enter into contractual arrangements with third parties that may require the Bank to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. The Bank may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by the Bank prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against the Bank that have not yet occurred.

In the ordinary course of its business, the Bank enters into contracts that contain indemnification provisions. These provisions require the Bank to make payments to another party in the event that certain events occur. Many of these provisions call for the Bank to indemnify the other party against loss in the event that the Bank fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss, historical loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

29	Commitments and Contingent Liabilities

(a)	Assets under management

The Bank offers, manages and administers a broad range of investment funds and provides portfolio management service for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to the CVM for approval and each fund is regulated as to the type of investments which may be made. Total net assets under management amounted to R$ 52,282 and R$ 55,796 at December 31, 2002 and 2001, respectively.

Portfolio management carried out by the Bank on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters. Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by the Bank as manager of the relevant investment fund or portfolio, our subsidiary Itaucor earns brokerage fees for transactions carried out in respect of the fund and portfolio assets.

(b)	Litigation

The Bank and its subsidiaries are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, like many other banks in Brazil, the Bank and its subsidiaries and affiliates are defendants in various lawsuits by accountholders disputing adjustments to deposits required by the Government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them imposed by such plans. Based upon the advice of legal counsel, management believes that an unfavorable outcome in any or all of these actions will not have a material effect on our consolidated financial condition or results of operations. We have also provided for taxes on which we are contesting in court the position of the federal, state or municipal government based on grounds of illegality or unconstitutionality.

Total provisions recorded for probable losses and for taxes on which we are contesting the government position were R$2,384, R$ 2,988 and R$ 2,434 as of December 31, 2002, 2001 and 2000 and the movements in such provisions for the years ended on such dates is shown below:

	Year ended December 31
	2002	2001	2000

At the beginning of the year	2,988	2,434	1,735
Business combinations		85	424
Provisions for labor suits related to former employees of Banestado		83
Provisions	1,534	955	517
Provisions no-longer required	(677)	(246)	(28)
Payments	(1,461)	(323)	(214)

At the end of the year	2,384	2,988	2,434

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Our provision for litigation as of December 31, 2002 include provisions for labor claims and civil claims as well provision for taxes on which we are contesting the government position.

During the year ended December 31, 2002 we charged to expense an amount of R$ 1,534 for such provisions which includes the legally required interest of the amounts provided for, which amounted to about R$ 570. The main reasons for the increase in the amounts provided is the increased level of labor lawsuits initiated by former employees of banks recently acquired.

During the year ended December 31, 2002 we realized payments for a total amount of R$ 1,461. During the year 2002 federal government approved specific legislation that allowed tax payers in exchange for paying taxes being challenged in court or at administrative levels to benefit with discounts on fines, penalties and interest on those challenged taxes. We took profit during the year of such benefit and that is the main reason for the increase of the payments of contingencies observed.

During the year ended December 31, 2002 we released provisions for a total amount of R$ 677. The main reason for such release is the fact that under the legislation described above taxpayers were forgiven of fines, penalties and interest on the taxes being challenged which we had accrued in our balance sheet.

The Bank is not involved in any other administrative or court proceedings, which would materially affect the results or operations of the Bank or the Group if the final decision were unfavorable.

(c)	Other Commitments

The Bank leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at the Bank’s option and include renewal options and escalations clauses. No lease agreement imposes any restriction on Itaú’s ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Future minimum payments required under operating and capital leases and under our agreement with Telefónica, with initial and remaining non-cancelable lease terms in excess of one year as of December 31, 2002, , were as follows:

Year ended December 31
2003	235
2004	102
2005	84
2006	61
2007	48
Thereafter	360

Total minimum payments required	890

Payments under our agreement with Telefonica are based on our current estimate of services to be acquired and do not include the penalty we might be required to pay if we cancel the agreement.

Total rental expense was R$178, R$ 168, and R$ 130 for the years ended December 31, 2002, 2001, and 2000.

30	Regulatory Matters

The Bank is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basle Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, pension plan and capitalization operations.

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations: (a) require a minimum capital ratio of 11%, (b) do not permit general loans loss reserves to be considered as Capital, (c) specify different risk-weighted categories, (d) impose a deduction from Capital corresponding to possible excess in fixed assets over the limits imposed by the Central Bank, and (e) also impose deduction from Capital corresponding to excess in relation to limits established by the Central Bank in foreign currency exposure.

In accordance with Central Bank rules, banks could calculate compliance with the minimum requirement on an unconsolidated basis, or the financial institutions consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by the Bank regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

The following table presents as of December 31, 2002 and 2001 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	December 31
	Financial institutions consolidation (partial)		Full Consolidation
	2002	2001	2002	2001

Regulatory capital
Tier I	11,266	10,052	11,408	9,149
Tier II	5,164	1,434	5,165	1,436
Other deductions required by Brazilian
Central Bank	(2,630)	(1,187)	(2,629)	(1,186)

Total	13,800	10,299	13,944	9,399
Minimum regulatory capital required	7,931	5,814	8,345	6,110
Capital to risk-weighted assets ratio - %	19.1	19.5	18.4	16.9
Excess of regulatory capital over minimum regulatory capital required	5,869	4,485	5,599	3,289

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by the Bank to 50% (2001- 70%) of the stockholders’ equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2002 and 2001 our indices

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	December 31
	Financial institutions consolidation (partial)		Full Consolidation
	2002	2001	2002	2001

Our fixed assets ratio - %	42.9	54.7	33.1	36.7
Capital excess in relation to fixed assets ratio	1,159	1,751	2,797	3,520

31	Agreement with Telefonica S.A.

In June 2001, we entered into a telecommunications joint venture agreement with Telefonica Data Corp S.A. (Spain) and Telefonica Data Brazil Holding S.A. (Brazil), wholly-owned subsidiaries of Telefonica S.A. (Spain) (“Telefonica”). Under the terms of the agreement a subsidiary of Telefonica irrevocably contributed R$ 495 in cash to Figueira S.A. (“Figueira”), previously one of our wholly owned subsidiaries, which holds the assets comprising our telecommunications network with a carrying value of R$ 37. Figueira also owns 19.9% of voting shares and 73.3% of total shares of Galaxia S.A. (“Galaxia”), a company with which we contemporaneously entered into a telecommunications service agreement. Subsequently also during 2001 all assets comprising our telecommunications network and 19.9% voting and 73.3% total shares of Galaxia were transferred to a wholly owned subsidiary of Telefónica.

Under the service agreement we entered into with Galaxia, it provides us telecommunication services for a ten year period after Galaxia obtained a license from the National Telecommunications Agency to provide specialized telecommunication services. We may cancel the agreement after five years without any penalty.

The amount of fees that we will pay to Galaxia will depend on the type and quantity of services we acquire and on the prices charged by Galaxia to us. We are committed to acquire monthly, as a minimum, a specific quantity and type of services. The amount of penalty we will be liable for, if we cancel the agreement before the five-year period is computed as a contractually established percentage of the present value of the average monthly fee payments (computed based on the prior three months) that would be due to Galaxia from the date of cancellation until the 60th month of the agreement. The contractually established percentage applicable during the first year of the agreement is 80% and is reduced by 10% every year until reaching 40% during the fifth year.

In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101. “Revenue Recognition”, we are recognizing the gain of R$ 458, resulting from the increase in the carrying value of our investment in Figueira as result of the transaction with Telefonica, over the five-year period during which we are subject to penalties in the event of canceling the service agreement we entered into with Galaxia. SAB No. 101 requires that up-front non-refundable amounts should be assessed as an integrated package with continuing performance obligations and should be recognized in income, even if non-refundable, as performance obligations are met.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

32	Business Segment Information

We operate our business in four business segments: banking; insurance, private retirement plans and capitalization plans; credit cards and asset management and investor services.

Banking

Our banking segment includes a wide range of products and services provided to customers through multiple delivery channels, including specialized operational structures that operate across legal entities. Banking products and services are provided in Brazil on an integrated basis mainly by Itaú, Bemge, Banerj, Banestado, Itauvest Banco de Investimento S.A., Beg, Companhia Itauleasing de Arrendamento Mercantil, BFB Leasing S.A. Arrendamento Mercantil and Itaú Banco de Investimento S.A. Banking products and services are also provided by entities which are domiciled outside Brazil. We consider some of those entities an extension of our activities in Brazil since they mostly provide services to Brazilian customers or to customers domiciled outside Brazil in relation to their business in Brazil. Operations domiciled outside Brazil which we consider an extension of our activities in Brazil are our branches in Grand Cayman and New York, Itaú Bank Ltd. (Grand Cayman) and two entities which we do not consolidate for financial reporting purposes under US GAAP but that we fully manage: Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxemburgo S.A. (Luxemburgo). We also operate in the banking segment through two other entities which provide services mostly to local customers in their respective markets: our consolidated subsidiary Banco Itaú Buen Ayre S.A. (Argentina) and our associated company BPI SGPS S.A. (Portugal).

Insurance, private retirement plans and capitalization plans

We provide products and services in this segment through specialized companies that include Itauseg and other of our consolidated subsidiaries which are managed on a integrated basis by Itauseg. Our products and services are focused on automobile, life and property and casualty insurance.

Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity . We provide such services mainly through Itauprev and Itaúucap, respectively.

Credit card

Considering the specific characteristics of credit cards, we manage this business as a specific segment. We provide traditional credit card services using different nameplates to our customers through our consolidated subsidiary, Itaucard Administradora de Cartões de Crédito e Imobiliária Ltda., and through our associated company Credicard S.A. Administradora de Cartões de Crédito.

Asset management and investor services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services. Services are provided by the banks operating in the banking segment and certain specialized companies, mainly Itaucor (brokerage).

The following segment information was compiled based on reports used by top management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Our top management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following the Corporate Law.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year Ended December 31, 2002
	Banking	Credit cards	Insurance private retirement and capitalization plans	Asset management and investor services	Corporation	Consolidated segments on a management reporting basis	Adjustments and reclassifications	Consolidated US GAAP

Interest income	23,322	1,074	391			24,787	(10,231)	14,556
Interest expense	(14,998)	(41)				(15,039)	8,124	(6,915)

Net interest income	8,324	1,033	391			9,748	(2,107)	7,641
Provision for loan and lease losses	(2,167)	(399)				(2,566)	442	(2,124)
Insurance premiums, income on private retirement plans and on capitalization plans			3,311			3,311	(1,518)	1,793
Insurance claims, changes in reserves for insurance operations, for private retirement and acquisition costs	90		(2,733)		(17)	(2,660)	1,147	(1,513)
Service fees	2,622	741	7	1,031	(124)	4,277	(602)	3,675
Transfer to banking - revenues for branches selling mutual funds	474			(474)
Salaries, administrative expense, depreciation and amortization	(5,587)	(723)	(457)	(243)	29	(6,981)	890	(6,091)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	477					477	436	913
Trading income (losses)							(122)	(122)
Net gain (loss) on sale of available-for-sale securities							(610)	(610)
Net gain on foreign currency transactions							925	925
Tax expenses and other income and expenses, net	(1,067)	(219)	(119)	(31)	29	(1,407)	(304)	(1,711)

Income before taxes and minority interest	3,166	433	400	283	(83)	4,199	(1,423)	2,776
Taxes on income	(519)	(148)	(136)	(96)	352	(547)	608	61
Extraordinary income (*)					(703)	(703)	703
Profit sharing	(138)	(7)	(7)	(26)		(178)	178
Minority interest	(392)					(392)	374	(18)

Income before cumulative effect of a change in an accounting principle	2,117	278	257	161	(434)	2,379	440	2,819
Cumulative effect of a change in an accounting principle							9	9

Net income	2,117	278	257	161	(434)	2,379	449	2,828

Identifiable assets	102,156	3,949	5,959		(923)	111,141	(26,979)	84,162

(*) Corresponds to: (a) full amortization of goodwill on the acquisition of the BBA Creditanstalt group amounting to R$ 1,316 which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited, (b) deferred tax asset amounting to R$ 118 related to the goodwill on the acquisition of the BBA Creditanstalt group which is not recognized in the US GAAP financial information as the goodwill is not amortized in such US GAAP financial information, (c) tax benefit amounting to R$ 519 on the deductibility, for tax purposes, of goodwill on the acquisition of Banestado, Bemge and Banco Itaú Buen Ayre; in the US GAAP financial information the tax benefit is applied fist to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the remainder is recognized as benefit under “Taxes on Income”, (d) full amortization of goodwill on the acquisition of a minority interest in BEG amounting to R$ 24 which in the US GAAP financial information has been capitalized as part of the purchase price allocation.

(**) Identifiable assets in the segment information above include the full amount of assets acquired of the BBA Creditanstalt group amounting to R$ 15,199. In the US GAAP financial information the BBA Creditanstalt group is not consolidated but accounted for using the equity method.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year Ended December 31, 2001
	Banking	Credit cards	Insurance private retirement and capitalization plans	Asset management and investor services	Corporation	Consolidated segments on a management reporting basis	Adjustments and reclassifications	Consolidated US GAAP
Interest income	13,393	475	350			14,218	(3,450)	10,768
Interest expense	(7,505)	(6)				(7,511)	3,023	(4,488)

Net interest income	5,888	469	350			6,707	(427)	6,280
Provision for loan and lease losses	(1,023)	(422)				(1,445)	368	(1,077)
Insurance premiums, income on private retirement plans and on capitalization plans	(1)		2,577			2,576	(1,100)	1,476
Insurance claims, changes in reserves for insurance operations, for private retirement and acquisition costs	64		(2,168)			(2,104)	975	(1,129)
Service fees	2,344	1,101	4	847	(106)	4,190	(1,000)	3,190
Transfer to banking - revenues for branches selling mutual funds	346			(346)
Salaries, administrative expense, depreciation and amortization	(5,130)	(486)	(403)	(211)	50	(6,180)	506	(5,674)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	12					12	522	533
Trading income (losses)							(367)	(367)
Net gain (loss) on sale of available-for-sale securities							(4)	(4)
Net gain on foreign currency transactions							47	47
Tax expenses and other income and expenses, net	(291)	(341)	(15)	(28)	6	(669)	(582)	(1,251)

Income before taxes and minority interest	2,210	321	345	262	(50)	3,087	(1,062)	2,024
Taxes on income	(518)	(109)	(117)	(89)	399	(434)	261	(173)
Extraordinary income (*)					36	36	(36)
Profit sharing	(178)	(10)	(7)	(18)		(213)	213
Minority interest					(87)	(87)	79	(7)

Net income	1,514	201	221	155	299	2,389	(545)	1,844

Identifiable assets	74,789	3,412	4,505		(900)	81,807	(9,586)	72,221

(*) Corresponds to: (a) Provisions related to the future transfer of the Data Processing Center of Itauseguros to the Technical Operational Center location and amount related to the move of the operating areas from our Boa Vista site to Itaú Business Center site for R$ (23),which are expected to be recognized for USGAAP purposes when incurred, (b) full amortization of goodwill on the acquisition of BEG and LAM made during the year for R$ (566), which in the USGAAP financial information is capitalized and, to the extent of intangible assets. amortized over the expected period to be enefited, (c) revenue and expenses related to BEG acquisition for R$ 39,which in the USGAAP financial information has been considered as part of purchase price allocation, (d) gains related to Telefonica Transaction for R$ 458, which in the USGAAP financial information will be recognized as revenue over the period of our agreement with Telefónica since the date on which Galaxia begins to provide services to us, (e) reversal of a provision for actuarial liabilities of the pension plan sponsored by FUNBEP for R$ 81 which under US GAAP has not been reverted and continues to be recorded following SFAS 87, (f) and other non-recurring income/ expenses net for R$ 47 which in the US GAAP financial information have been reclassified to the appropriate line of the statement of income.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

	Year Ended December 31, 2000
	Banking	Credit cards	Insurance private retirement and capitalization plans	Asset management and investor services	Corporation	Consolidated segments on a management reporting basis	Adjustments and reclassifications	Consolidated US GAAP
Interest income	8,154	432	318			8,904	(1,222)	7,682
Interest expense	(3,828)	(4)				(3,832)	734	(3,098)

Net interest income	4,326	428	318			5,072	(488)	4,584
Provision for loan and lease losses	(520)	(243)	(1)			(764)	358	(406)
Insurance premiums, income on private retirement plans and on capitalization plans			2,177			2,177	(845)	1,332
Insurance claims, changes in reserves for insurance operations, for private retirement and acquisition costs	71		(1,866)			(1,795)	842	(953)
Service fees	1,854	866	3	831	(89)	3,465	(792)	2,673
Transfer to banking - Revenues for branches selling mutual funds	351			(351)
Salaries, administrative expense, depreciation and amortization	(4,242)	(394)	(386)	(180)	30	(5,172)	713	(4,459)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	362					362	35	397
Trading income (losses)							(44)	(44)
Net gain (loss) on sale of available-for-sale securities							55	55
Net gain on foreign currency transactions							30	30
Tax expenses and other income and expenses, net	(489)	(276)	9	(28)	(39)	(823)	(487)	(1,310)

Income before taxes and minority interest	1,713	381	254	272	(98)	2,522	(623)	1,899
Taxes on income	(461)	(129)	(86)	(92)	325	(443)	236	(207)
Extraordinary income (*)					(77)	(77)	77
Profit sharing	(86)	(7)	(7)	(12)		(112)	112
Minority interest					(49)	(49)	3	(46)

Net income	1,166	245	161	168	101	1,841	(195)	1,646

Identifiable assets	62,926	2,898	4,059	57	(385)	69,555	(4,804)	64,751

(*) Corresponds to: (a) net gain on adjustments recognized on the opening balance sheet of Banestado as of acquisition date amounting to R$ 1,225 , which in the US GAAP financial information have been considered as part of the purchase price allocation, (b) full amortization of goodwill on the acquisitions made during the year for R$ 1,324, which in the US GAAP financial information is amortized over the expected period to be benefited, (c) gains on the sale of unconsolidated investments for R$ 40, (d) other non-recurring expenses, net, for R$ 18. For US GAAP financial information purposes items (c) and (d) have been reclassified to the appropriate line of the Consolidated Statement of Income.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

The segment information above has been prepared following accounting practices adopted in Brazil, modified for the following circumstances: (a) the allocation of administrative costs to the different segments has been made based on specific measures for each relevant cost, (b) inter-segment revenues have been computed following specified criteria for marketing and client customer services provided by the branches of the banking segment to the insurance, private retirement plans and capitalization plans segment and to the asset management segment, and (c) extraordinary results are not allocated to any business segment but considered a result of the “Corporation”. In the information above, we include under “Corporation” the results of activities not specifically identifiable with any of our segments. In the information presented above, we have allocated to each operating segment taxes on income based on percentage of the applicable tax rates applied to the amount of income before taxes of the segment with the impact in income taxes of temporary differences allocated to Corporation.

In the Adjustments column, we present the effect of not consolidating the BBA Creditanstalt group (as of December 31, 2002), Credicard Administradora de Cartões de Crédito S.A. and Redecard S.A., two credit card investee companies, Itausa Export S.A. the holding company for Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg), the effects of differences between accounting policies followed for the presentation of segment information, which are substantially in line with accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements.

As described above, our operations are primarily carried out in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman and consolidated subsidiaries operating in Cayman (Itaú Bank Ltd.), Argentina (Banco Itaú Buen Ayre S.A.), Uruguay (IFE- Banco Bemge Uruguay S.A.) and Paraguay (Banco del Paraná S.A.). We also carry out activities through Banco Itaú Europa S.A. and Banco Itaú Europa Luxembourg S.A. which holding company, Itausa Export S.A. is recorded by us following the equity method. None of the consolidated subsidiaries either individually or in the aggregate are material to Banco Itaú S.A. and its subsidiaries as a whole, and the information below presents information (after eliminations on consolidation) for the consolidated entities domiciled abroad:

	Year ended December 31
	2002	2001	2000

Interest income	1,036	546	490
Service fees and commission income	49	100	88

Total revenue from external customers	1,085	646	578

Investments in unconsolidated companies and Premises and equipment, net	1,354	359	315

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

33	Related Parties

Our transactions with companies within the consolidation group are mainly carried out on market terms and completely eliminated on consolidation.

(a)	Transactions with unconsolidated entities

We manage two entities which are recorded on the equity method in these consolidated financial statements: Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxemburgo). The transactions between the Bank and its consolidated subsidiaries and those two entities are mainly banking transactions at market terms.

At December 31,2002 we had interest-bearing deposits of R$ 70 in Banco Itaú Europa S.A. which bears interest rate of between 1.92% and 3.5% p.a.. As of such date, Banco Itaú Europa S.A. had interest-bearing deposits in the Bank of R$ 4, which bears interest rate of 3.37% p.a..

At December 31, 2001 we had non-interest bearing deposits of R$ 2 and interest bearing deposits of R$ 70 in Banco Itaú Europa S.A. which bear interest at a rate of 5.27% p.a., as well as in Banco Itaú Europa Luxembourg S.A. for a total of R$ 12 which bears interest at rate of 1.92% p.a. As of such date we also maintained time deposits of R$ 108 with Banco Itaú Europa Luxembourg S.A. at a rate of between 1.75% and 4.25% p.a. At December 31, 2001 Banco Itaú Europa S.A. acquired subordinated debt issued by Banco Itau of R$ 8 which bears interest at rate of 10% p.a.

At December 31,2000 we had interest bearing deposits of R$ 68 in Banco Itau Europa S.A. which bears interest rate of 6.55% p.a., as well as in Banco Itau Europa Luxembourg S.A. for a total of R$ 23 which bears interest rate of between 6.65% and 7.12% p.a..

On November 18, 2000, the Bank purchased a subordinated floating rate note from Banco Itaú Europa S.A.. The outstanding amount of the subordinated floating note is R$ 71, R$ 70 and R$ 59 at December 31, 2002, 2001 and 2000, respectively, and bears interest at rate of 1.92% p.a. as of December 31, 2002, periodically reset, every six-month period. It matures on November 28, 2008.

Credicard S.A. Administradora de Cartões de Crédito, one of our affiliates, has a service agreement with the Bank. Under the terms of the agreement, Itaú pays a fee to Credicard S.A. for data processing and management services of credit cards with the Itaú brand, Itaucard. Our expenses incurred with these services were R$ 163, R$ 250, R$ 173 for the years ended December 31, 2002, 2001 and 2000, respectively.

(b)	Transactions with other entities of the Itaúsa Group of companies

The Bank and its subsidiaries buys a significant portion of its electronic equipment and software from Itautec Philco S.A., a company in which Itaúsa is the majority stockholder. During 2002, 2001 and 2000, the Bank and its subsidiaries bought R$ 249, R$ 221 and R$ 204, respectively, of equipment and software. In addition, the Bank incurred administrative expenses consisting of maintenance and services related to electronic equipment and acquired software provided by Itautec Philco S.A. for R$ 52, R$ 72 and R$ 101 for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally. at December 31, 2002 Itautec Philco S.A. had interest bearing deposits of R$ 11 and R$ 56, respectively in Banco Itau S.A. which bear interest rate of 16.72% and 17.16% p.a. respectively. As of December 31, 2001, Duratex S.A.. a subsidiary of Itaúsa - Investimentos Itau S.A. had remunerated deposits amounted to R$ 16 at rate of 1.25% p.a.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

(c)	Other transactions with related parties

We have made no loans to our executive officers or directors since this practice is prohibited for all Brazilian banks by the Central Bank.

Banco Itaú has made donations on a regular basis to two entities: Fundação Itaú Social and Fundação Itauclube. Fundação Itaú Social is a charitable foundation whose objectives are: (i) to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the areas of basic teaching and health; (ii) to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”; and (iii) to act as a supplier of ancillary services to companies of the group. Fundação Itauclube owns and manages several facilities for the leisure of the employees of the Bank and its subsidiaries. The donations to both Fundação Itaú Social and Fundação Itauclube amounted to R$ 40 for the year ended December 31, 2000. Additionally we have acquired services from Fundação Itaú Social of R$ 9 in each of the years ended December 31, 2002 and 2001 and R$ 8 for the year ended December 31, 2000. In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Itaú is the founding partner and maintainer of the Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage. During the years ended December 31, 2002, 2001 and 2000, Instituto Cultural Itaú received donations of R$ 22, R$ 20 and R$ 15 from Itaú.

34	Subsequent events

Corporate reorganization

On February 17, 2003 the Bank obtained the required regulatory approval by the Central Bank for the corporate reorganization approved by the Extraordinary Shareholders’ Meeting held in November 21, 2002. In March 24, 2003 the corporate reorganization was executed.

Under the corporate reorganization an existing, but dormant, wholly-owned subsidiary of Banco Itaú S.A. had its name changed to Banco Itaú Holding Financeira S.A. On March 24, 2003 all the shares of Banco Itaú S.A. were exchanged for shares of Banco Itaú Holding Financeira S.A. on a one for one basis for both preferred and common shares. After the exchange, Banco Itaú S.A. became a wholly-owned subsidiary of Banco Itaú Holding Financeira S.A.

We expect to account for the corporate reorganization in a manner similar to a pooling of interest. Therefore, we expect to maintain on the financial statements of Banco Itaú Holding Financeira S.A. the historical basis of accounting for assets and liabilities and expect to report the results of the operations, including the combined results of Banco Itaú S.A. and of Banco Itaú Holding Financeira S.A. as if the transaction had occurred on January 1, 2003. Financial statements for prior periods of Banco Itaú S.A. which already comprised the results of Banco Itaú S.A. and of Itaú Holding Financeira S.A. would be presented as the prior period financial statements of Banco Itaú Holding Financeira S.A. No significant intercompany transactions existed between the two companies.

Banco Itaú S.A.

Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 In millions of reais, except quantity of shares and per thousand shares information

Acquisition of Banco Fiat

On March 2003 the Bank completed the acquisition of 99.99% of voting and total shares of Banco Fiat S.A. Banco Fiat S.A. is a financial institution operating in Brazil previously owned by the car maker group Fiat dedicated to providing financing to retail purchasers of Fiat brand cars and certain suppliers of the Fiat group in Brazil.

Total purchase consideration amounts to R$ 897 and as part of the agreement Banco Fiat will enjoy, for a ten-year period, the following exclusive rights with respect to sales of Fiat automobiles in the Brazilian market: new automobile financing and leasing related to all financial promotions organized by Fiat; sale of consortium quotas with the Fiat brand name; supply of financial services to current and future customers of Banco Fiat; the recommendation of Banco Fiat by Fiat to its dealer network for contracting automobile finance; and the use of the Fiat brand name in all of the above described operations.

* * * * *

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

BANCO ITAÚ HOLDING FINANCEIRA S.A.

By: /s/ Roberto Egydio Setubal Name: Roberto Egydio Setubal Title: Chief Executive Officer By: /s/ Henri Penchas Name: Henri Penchas Title: Chief Financial Officer

Dated: June 30, 2003

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Roberto Egydio Setubal, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Itaú Holding Financeira S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Roberto Egydio Setubal Roberto Egydio Setubal Chief Executive Officer June 30, 2003

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Henri Penchas, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Itaú Holding Financeira S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Henri Penchas Henri Penchas Chief Financial Officer June 30, 2003

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Banco Itaú S.A.

1.2	Bylaws of Banco Itaú Holding Financeira S.A.

2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.*

4.(a)1	Share Purchase and Sale Agreement of BBA

4.(a)2	Shareholders’ Agreement dated as of February 15, 2001, between Itaúsa-Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.*

6	See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP. See “Item 3A - Key Information - Selected Financial Data - Brazilian Corporate Law Method Selected Financial Data - Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian corporate law.

8	List of subsidiaries.*

12.(a)1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.(a)2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

*	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

1