Form 20-F
period 2003-12-31
BANCO ITAU HOLDING FINANCEIRA S A
filed 2004-06-30
CIK 1132597

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-152276

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(Exact name of Registrant as specified in its charter)
ITAÚ BANK FINANCIAL HOLDING S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each share:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 500 shares of Preferred Shares	New York Stock Exchange
*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.

The number of issued shares of each class of stock of BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2003 was:
61,351,834,948 Common Shares, no par value per share
54,897,787,516 Preferred Shares, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]                        No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [_]                        Item 18 [X]

TABLE OF CONTENTS

PART I

i

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	117

7A.	Major Shareholders	117

7B.	Related Party Transactions	118

7C.	Interests of Experts and Counsel	121

ITEM 8	FINANCIAL INFORMATION	121

8A.	Consolidated Financial Statements and Other Financial Information	121

8B.	Significant Changes	123

ITEM 9	THE OFFER AND LISTING	123

9A.	Offer and Listing Details	123

9B.	Plan of Distribution	125

9C.	Markets	125

9D.	Selling Shareholders	130

9E.	Dilution	130

9F.	Expenses of the Issue	130

ITEM 10	ADDITIONAL INFORMATION	130

10A.	Share Capital	130

10B.	Memorandum and Articles of Association	130

10C.	Material Contracts	136

10D.	Exchange Controls	137

10E.	Taxation	138

10F.	Dividends and Paying Agents	146

10G.	Statement by Experts	146

10H.	Documents on Display	146

10I.	Subsidiary Information	146

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	146

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	153

12A.	Debt Securities	153

12B.	Warrants and Rights	153

ii

12C.	Other Securities	153

12D.	American Depositary Shares	153

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	153

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	153

ITEM 15	DISCLOSURE CONTROLS AND PROCEDURES	153

ITEM 16	[RESERVED]	154

16A.	Audit Committee Financial Expert	154

16B.	Code of Ethics	154

16C.	Principal Account Fees and Services	154

16D.	Exemptions from the Listing Standards for Audit Committees	155

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	155

PART III

iii

INTRODUCTION

        On March 24, 2003, as a result of a corporate restructuring, Banco Itaú S.A., or Banco Itaú, shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding. Banco Itaú became a wholly owned subsidiary of Itaú Holding. Accordingly, all references in this annual report (i) to “Banco Itaú”, “Itaú”, “we”, “us” or “our”prior to March 24, 2003 are references to Banco Itaú and its consolidated subsidiaries and to “Itaú Holding,” “we,” “us” or “our” after March 24, 2003 are references to Itaú Holding and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (iii) to “preferred shares” and “common shares”are references to our authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, and (iv) “ADSs” are to our American Depositary Shares, each representing 500 preferred stock. All references herein to the “real,” “reais” or “R$“ are to Brazilian reais, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

        At June 25, 2004, the commercial market rate for purchasing U.S. dollars was R$3,1096 to US$1.00.

        We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001.

        Brazilian corporate law, Law No. 6,404, dated December 15, 1976, as amended, the “Brazilian corporate law,” prescribes accounting principles to be followed in our financial statements for regulatory and statutory purposes, which we refer to as the “Brazilian corporate law method.” The Brazilian corporate law method includes the accounting principles established by the Conselho Federal de Contabilidade—CFC, the federal accounting council (except for the standards related to the application of price-level accounting as described below), supplemented by the standards issued by the Comissão de Valores Mobiliários-CVM, the Brazilian securities commission (“CVM”), the Instituto dos Auditores Independentes do Brasil-IBRACON, the Brazilian professional body of independent accountants, the Brazilian Central Bank (“Central Bank”), and Superintendência de Seguros Privados-SUSEP (“SUSEP”), the insurance sector regulator. For periods before June 30, 2002, the accounting criteria established by the Central Bank were in all relevant matters consistent with those accounting principles determined under the Brazilian corporate law method. Effective June 30, 2002, the Central Bank has requested banks subject to its regulation, including us, to adopt accounting practices to value securities and derivative financial instruments which are different from those practices under the Brazilian corporate law method and based on internationally recognized accounting principles. In order to reflect the fact that regulatory bodies in Brazil have been issuing accounting guidelines which are not necessarily encompassed by the Brazilian corporate law method in December 2002 IBRACON issued a communication by which it determined that the term used by independent accountants on its audit reports to refer to the accounting criteria used in the preparation of financial statements should be “accounting practices adopted in Brazil”. References to accounting practices adopted in Brazil in this annual report encompass also the Brazilian corporate law method for periods prior to June 2002.

        We use accounting practices adopted in Brazil for reports to Brazilian shareholders, filings with the CVM, determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP and how those differences might affect your analysis of our financial position and results of operations.

        Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

        Certain industry data presented herein have been derived from the following sources: Sistema do Banco Central-SISBACEN, a database of information provided by financial institutions to the Central Bank; Associação Brasileira de Empresas de Leasing-ABEL, the Brazilian association of leasing companies; Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank; Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks; and SUSEP.

        You should assume that the information appearing in this annual report is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements, principally in “Item 3D - Key Information - Risk Factors,” “Item 4B - Information on the Company - Business Overview,” and “Item 5 - Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•	increases in defaults by borrowers and other loan delinquencies,
•	increases in the provision for loan losses,
•	deposit attrition, customer loss or revenue loss,
•	our ability to sustain or improve our performance,
•	changes in interest rates which may, among other things, adversely affect margins,
•	competition in the banking, financial services, credit card services, insurance, asset management and related industries,
•	government regulation and tax matters,
•	adverse legal or regulatory disputes or proceedings,
•	credit, market and other risks of lending and investment activities,
•	changes in regional, national and international business and economic conditions and inflation, and
•	other risk factors as set forth under “Item 3D - Key Information - Risk Factors.”

        The words “believe,” “may,” “will,” “estimate,” “continue,””anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

3A. Selected Financial Data

        You should read the following selected financial data in conjunction with “Introduction” and “Item 5 - Operating and Financial Review and Prospects”included in this annual report.

        We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by the Conselho Federal de Contabilidade-CFC, the federal accounting council, and interpretation statements issued by the Instituto dos Auditores Independentes do Brasil-IBRACON, the Brazilian professional body of independent accountants. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM are complemented by certain additional instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as SUSEP, and the Central Bank, the banking regulator, provide additional industry specific guidelines.

        We have prepared consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2003, 2002 and 2001, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 included in this document have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm, as stated in their report appearing herein. Our U.S. GAAP financial statements at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 appear elsewhere in this annual report, together with the report of our independent accounts. As a result of our retroactive consolidation of Banco Itaú-BBA S.A., or Itaú-BBA, as from December 2002 based on our decision to adopt an earlier application of Interpretation 46 of the Financial Accounting Standards Board (see Note 1c to the consolidated financial statements), our financial information as of December 31, 2002 presented in this annual report differs from our financial information presented in our annual report for the year ended December 31, 2002, in which Itaú-BBA was not consolidated.

        We have prepared audited financial statements under U.S. GAAP as at and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 for the purposes of presenting the information required to be included under Item 3A and Item 18 of this annual report.

U.S. GAAP Selected Financial Data

        This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

                                                                        For the Year Ended December 31,
                                                           ----------------------------------------------------------
                                                             2003        2002         2001        2000        1999
                                                             ----        ----         ----        ----        ----
                                                                              (in millions of R$)
Net interest income..................................      R$9,894     R$7,641      R$6,280     R$4,584      R$5,547
Provision for loan and lease losses..................       (1,695)     (2,124)      (1,077)       (406)        (447)
                                                           -------     -------      -------     -------      -------
Net interest income after provision for loans and
  lease losses.......................................        8,199       5,517        5,203       4,178        5,100
Fee and commission income............................        4,286       3,624        3,190       2,673        2,506
Equity in earnings (losses) of unconsolidated
  companies, net.....................................          329         335          251         199          183
Insurance premiums, income on private retirement
  plans and on capitalization plans..................        2,032       1,793        1,476       1,332        1,302
Other non-interest income (1)........................        2,221       2,597        1,101         933          894
Operating expenses (2)...............................       (6,380)     (5,387)      (5,261)     (4,141)      (3,619)
Insurance claims, changes in reserves for insurance
  operations, for private retirement plans and
  acquisition costs..................................       (2,006)     (1,513)      (1,129)       (953)      (1,015)
Other non-interest expense (3).......................       (3,901)     (4,190)      (2,807)     (2,322)      (2,585)
                                                           -------     -------      -------     -------      -------
Income before taxes on income and minority interest          4,780       2,776        2,024       1,899        2,766
Taxes on income......................................       (1,480)         61         (173)       (207)        (365)
Minority interest....................................          (19)        (18)          (7)        (46)         (27)
                                                           -------     -------      -------     -------      -------
Cumulative effect of a change in an accounting
  principle (less applicable taxes)..................            -           9            -           -            -
                                                           -------     -------      -------     -------      -------
Net income...........................................      R$3,281     R$2,828      R$1,844     R$1,646      R$2,374
                                                           =======     =======      =======     =======      =======
----------
(1)   Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain on translation of foreign subsidiaries and other non-interest income.

(2)   Operating expenses consist of salaries and employee benefits and administrative expenses.

(3)   Other non-interest expenses consist of depreciation of premises and equipment, amortization of goodwill and other intangibles (including charges for impairment of goodwill and intangible assets), and other non-interest expense.

Earnings and Dividend per Share Information (4)

                                                                       For the Year Ended December 31,
                                                           ----------------------------------------------------------
                                                             2003         2002        2001        2000         1999
                                                             ----         ----        ----        ----         ----
                                                                       (in R$, except number of shares)
Basic earning per share (5)(6):
Common..............................................       R$0.0288     R$0.0254    R$0.0163    R$0.0140     R$0.0202
Preferred...........................................         0.0288       0.0254      0.0163      0.0140       0.0202
Diluted earning per share (5)(6):
Common..............................................         0.0287       0.0253      0.0162      0.0140       0.0201
Preferred...........................................         0.0287       0.0253      0.0162      0.0140       0.0201
Dividends and interest on stockholders’ equity per
  share (5)(7):
Common..............................................         0.0097       0.0074      0.0071      0.0054       0.0051
Preferred...........................................         0.0097       0.0074      0.0071      0.0054       0.0051
Dividends and interest on stockholders’ equity per
  share in US$ (7)(8):
Common..............................................         0.0034       0.0021      0.0031      0.0028       0.0028
Preferred...........................................         0.0034       0.0021      0.0031      0.0028       0.0028
Weighted average number of shares outstanding (in
  millions of shares) (5):
Common..............................................         61,307       62,093      63,755      67,756       68,098
Preferred...........................................         52,493       49,290      49,207      49,740       49,736

(4)   Share and per share data for all periods presented reflects a ten-for-one stock split approved at a shareholders’ meeting held on August 20,
      1999.

(5)   Preferred shares are common stock equivalents for the purpose of calculating earnings per share in accordance with U.S. GAAP. See
      “Item 10B - Additional Information - Memorandum and Articles of
      Association” for a description of the two classes of shares.

(6)   See note 20 to the consolidated financial statements for a detailed computation of earnings per share.

(7)   Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See “Item 10E - Additional Information - Taxation -
      Interest Attributed to Stockholders’ Equity” for a description of interest on stockholders’ equity.

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

Balance Sheet Data

Assets                                             December      December      December       December      December
                                                   31, 2003      31, 2002      31, 2001       31, 2000      31, 1999
                                                   --------      --------      --------       --------      --------
                                                                         (in millions of R$)
Cash and due from banks (9).................      R$  1,765      R$ 1,334      R$ 1,069       R$   796      R$   869
Interest-bearing deposits in other banks....         13,779        14,811         8,265          4,508         4,482
Securities purchased under resale                     8,828         3,370         7,849         10,938         5,063
  agreements and federal funds sold.........
Brazilian Central Bank compulsory deposits            8,156        10,262         5,252          4,190         4,434
Trading assets..............................         10,638         7,731         5,370         10,261         8,693
Available-for-sale securities...............          9,445        11,236         6,600          2,443         2,434
Held to maturity securities.................          3,532           889           102             97           404
Loans and leases............................         35,016        34,209        25,930         20,495        15,368
Allowance for loans and lease losses........         (2,848)       (2,748)       (2,250)        (1,642)       (1,261)
Investment in unconsolidated companies......          1,079           984           695            632           558
Premises and equipment, net.................          2,696         2,813         2,786          2,689         2,498
Goodwill and other intangibles, net.........          1,656         2,128         1,303            614           409
Other assets................................         10,455        11,186         9,266          8,730         4,464
                                                    -------      --------      --------       --------      --------
Total assets................................        104,197        98,205        72,237         64,751        48,415
                                                    =======      ========      ========       ========      ========

Average interest-earning assets (10)........         77,608        58,272        49,541         38,400        36,597
Average non-interest-earning assets (10)....         26,933        23,987        22,510         13,053        12,267
Average total assets (10)...................        104,541      R$82,259      R$72,051       R$51,453      R$48,864

Liabilities                                        December      December       December      December      December
                                                   31, 2003      31, 2002       31, 2001      31, 2000      31, 1999
                                                   --------      --------       --------      --------      --------
                                                                         (in millions of R$)
Non-interest bearing deposits...............      R$  9,322     R$  9,924     R$  6,810      R$  6,296     R$  4,456
Interest-bearing deposits...................         23,918        24,898        19,154         19,478        17,009
Securities sold under repurchase agreements
  and federal funds purchased...............          9,473         5,157         8,397         11,030         4,990
Short-term borrowings.......................         12,440        12,321         7,815          2,801         2,640
Long-term debt..............................         15,116        15,265         8,041          6,145         4,849
Insurance claims reserve, reserve for
  private retirement plans and reserve for
  capitalization plans......................          7,692         4,406         3,223          2,757         2,260
Other liabilities...........................         11,787        14,679        10,023          8,060         4,955
                                                    -------        ------        ------         ------        ------
Total liabilities...........................         89,748        86,650        63,463         56,567        41,159
Minority interest in consolidated
  subsidiaries..............................            501           503           416            363           131
Stockholders’ equity:
Common shares (11)..........................          2,467         2,467         2,146          1,837         1,573
Preferred shares (12).......................          2,567         2,048         1,759          1,417         1,182
Total capital stock.........................          5,034         4,515         3,905          3,254         2,755
Other stockholders’ equity (13).............          8,914         6,537         4,453          4,567         4,370
                                                    -------        ------        ------         ------        ------
Total stockholders’ equity..................         13,948        11,052         8,358          7,821         7,125
                                                    -------        ------        ------         ------        ------
Total liabilities and stockholders’ equity          104,197        98,205        72,237         64,751        48,415
                                                    =======        ======        ======         ======        ======

Average interest-bearing liabilities (10)...         62,662        43,955        41,655         29,401        29,384
Average non-interest-bearing liabilities
  (10)......................................         28,973        28,518        21,917         14,332        13,327
Total average stockholders’ equity (10).....         12,906         9,786         8,479          7,720         6,153
Total average liabilities and stockholders’
  equity (10)...............................        104,541        82,259        72,051         51,453        48,864

----------
(9)   Includes restricted cash in the amount of R$102 million and R$25 million as of December 31, 2003 and 2002, respectively. See note 17(i) to the consolidated financial statements.

(10)  See “Item 4B - Information on the Company - Business Overview -
      Selected Statistical Information - Average Balance Sheets and Interest
      Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31,
      2003, 2002 and 2001.

(11)  Common shares issued, no par value: 61,351,834,948 at December 31, 2003;
      61,998,316,748 at December 31, 2002; 62,655,011,144 at December 31, 2001;
      66,590,741,034 at December 31, 2000 and 68,375,704,930 at December 31,
      1999. As of December 31, 2003, 2002, 2001, 2000 and 1999, we held
      555,122,068, 34,951,110, 53,454,470, 1,114,342,903 and 349,071,353,
      respectively, of those shares in treasury. 100,000,000,000 shares authorized at December 31, 2003, 2002, 2001, 2000 and 1999.

(12)  Preferred shares issued, no par value: 54,897,787,516 at December 31,
      2003; 51,452,831,516 at December 31, 2002; 51,359,516,776 at December 31,
      2001 and 51,359,421,670 at December 31, 2000 and 1999. As of December 31,
      2003, 2002, 2001, 2000 and 1999, we held 1,750,670,745, 2,169,159,816,
      2,341,636,941, 1,715,967,970 and 1,476,486,801, respectively, of those shares in treasury. 100,000,000,000 shares authorized at December 31,
      2003, 2002, 2001, 2000 and 1999.

(13)  Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income and inappropriate retained earnings (accumulated losses).

Selected Consolidated Ratios (%)

                                                             For the Year Ended December 31,
                                              --------------------------------------------------------------
Profitability and Performance                  2003          2002          2001           2000          1999
                                               ----          ----          ----           ----          ----

Net interest margin (14).................      12.7          13.1          12.7           11.9          15.2
Return on average assets (15)............       3.1           3.4           2.6            3.2           4.8
Return on average equity (16)............      25.4          28.9          21.7           21.3          38.6
Efficiency ratio (17)....................      50.6          54.8          59.7           63.7          51.7

Liquidity

Loans as a percentage of total
  deposits (18)..........................     105.3          98.2          99.9           79.5          71.6

Capital

Total equity as a percentage of
  total assets (19)......................      13.4          11.3          11.6           12.1          14.7
Total capital to risk-weighted
  assets (20)............................      21.6          19.1          19.5           15.7          21.0

----------
(14)     Net interest income divided by average interest-earning assets. See
         “Item 4B - Information on the Company - Business Overview - Selected
         Statistical Information - Average Balance Sheets and Interest Rate
         Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2003, 2002 and 2001.

(15)     Net income divided by average total assets. See “Item 4B - Information on the Company - Business Overview - Selected Statistical Information -
         Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2003, 2002 and 2001.

(16)     Net income divided by average stockholder’s equity. See “Item 4B -
         Information on the Company - Business Overview - Selected Statistical
         Information - Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2003, 2002 and
         2001.

(17)     Salaries and employee benefits plus administrative expenses as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and capitalization plans, and other non-interest income less insurance claims, changes in reserves for insurance operations and for private retirement plans, acquisition costs, and other non-interest expense.

(18)     Loans and leases as of year-end divided by total deposits as of year-end.

(19)     As of year-end.

(20)     Solvency ratio as defined by Central Bank regulatory criteria, measured on a partial consolidation basis (financial institutions only). See
         “Item 4B - Information on the Company - Business Overview - Regulation
         and Supervision” for a description of the regulatory policies regarding the solvency ratio and note 30 to our consolidated financial statements. Our solvency ratio as of December 31, 2003, 2002 and 2001 on a full consolidation basis, another methodology required by the
         Central Bank, as from July 2000, to measure the ratio, was 19.8%, 18.4%
         and 16.9% , respectively.

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

        Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. As of

June 25, 2004, the commercial market rate for purchasing U.S. dollars was R$3,1096 to US$1.00. See “Item 5A - Operating and Financial Review and Prospects - Operating Results - Overview - Brazilian Economic Environment.”

        The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

                                             Exchange Rate of Brazilian Currency per US$1.00
                                       ------------------------------------------------------------
Year                                     Low              High          Average (1)        Year-End
----                                     ---              ----          -----------        --------
1999..............................     1.2078            2.1647           1.8514            1.7890
2000..............................     1.7234            1.9847           1.8348            1.9554
2001..............................     1.9357            2.8400           2.3532            2.3204
2002..............................     2.2709            3.9552           2.9983            3.5333
2003..............................     2.8219            3.6623           3.0600            2.8892
----------
Source: Central Bank

(l)   Represents the average of the exchange rates on the last day of each month during the relevant period.

                                                         Exchange Rate of Brazilian Currency per US$1.00
                                                         -----------------------------------------------
Month                                                            Low                       High
-----                                                            ---                       ----
December 2003.....................................              2.8883                    2.9434
January 2004......................................              2.8022                    2.9409
February 2004.....................................              2.9042                    2.9878
March 2004........................................              2.8752                    2.9410
April 2004........................................              2.8743                    2.9522
May 2004..........................................              2.9569                    3.2051
----------
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

        In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	inflation;
•	price instability;
•	interest rates;
•	tax policies; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

        At the end of 2002, Brazil elected a new president from the Workers Party, Luís Inácio Lula da Silva. In the period leading up to and following his election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted initially in a loss of confidence in the Brazilian capital markets and the devaluation of the real. The new administration however adopted conservative economic and administrative policies and the initial adverse market sentiment towards the new administration has reversed during 2003. Accompanying this positive sentiment the real appreciated 18.2% against the U.S. dollar in 2003. However, there remains uncertainty over the possibility of different policies being adopted by the government, which may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities. Any substantial negative reaction to the policies adopted by the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

        Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

        Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about political uncertainties in connection with the presidential elections and possible governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market in recent years.

        The perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our preferred shares and the ADSs.

        As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for securities of emerging market countries, especially those located in Latin America, influence investors’ perceptions of Brazil and their evaluation of Brazilian companies’ securities.

        Since the end of 1997, economic problems in various emerging market countries have resulted in investors’ perception of greater risk from investments in emerging markets. During periods of investor concern, Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets. The prices of Brazilian securities have been significantly negatively affected. This occurred, most recently, to a significant degree, in 2002 following the default at the end of 2001 by Argentina in the payment of its foreign indebtedness.

        Although we have long-term financing for the capital expenditures required to date and for the next few years in connection with our business, we may need to gain access to the international capital markets to raise long-term financing for future capital expenditures on new investments. However, at such time as we seek such access, for the reasons mentioned in this risk factor, our ability to borrow funds at an acceptable interest rate or to raise equity capital, if needed, may be adversely affected, as may the market price of our preferred shares and the ADSs.

        We cannot assure you that international capital markets will remain open to Brazilian companies or that the perception of risk inherent in investing in Brazilian shares will not increase and adversely affect the market price of our preferred shares and the ADSs.

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

        The good receptivity to the new economic team and the priority given by the government in implementing social security and tax reforms caused an appreciation of 18.2% of the real in 2003. Sustained fiscal and monetary control stabilized inflation indices. Lower inflation and exchange rate stability allowed larger cuts in the interest rate after the end of June. The primary surplus exceeded the goal negotiated with the IMF. The trade balance showed exceptional performance, with a record surplus 89% larger than in 2002.

        However, there is no guarantee that this trend will continue or that the exchange rate will be at the current levels in the near future. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “Item 3.A - Selected Financial Data - Exchange Rates” for more information on exchange rates.

        In addition, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies. See “Item 5A - Operating and Financial Review and Prospects - Operating Results - Overview - Certain Effects of the Real Devaluation and Interest Rates on Our Net Interest Income” for a discussion of the effects of the real devaluation on our operations.

Risks Relating to Us and to the Brazilian Banking Industry

        Our business is highly dependent on the prevailing regulatory environment.

        We are subject to extensive and continuous regulatory review, principally by the Central Bank. Regulations govern all facets of the operations of Brazilian banks. As a result of frequent changes in these regulations, our historical results of operations are not necessarily indicative of future results. The Brazilian government has from time to time introduced and could introduce measures, including credit and other restrictions, to reduce domestic demand in order to reduce the Brazilian trade deficit, to combat inflation or for other purposes. Any of these measures could have a material adverse effect on us. See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision” for a discussion of the regulations to which we are subject and proposed regulations that could apply to us.

        Our controlling shareholder has a great deal of influence over our business.

        Itaúsa, our principal shareholder, currently owns directly and indirectly 86.8% of our common voting shares and 45.8% of our total capital. See “Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders.” As a result of its share ownership, Itaúsa has the power to control our subsidiaries, and us including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

Risks Relating to the Preferred Shares and the ADSs

        The Preferred Shares and ADSs generally do not have voting rights.

        In accordance with Brazilian corporate law and our by-laws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10.B - Memorandum and Articles of Association.”

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

        The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the depositary for the ADSs will hold the reais it cannot convert for the account of the ADS holders who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts.

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

ITEM 4 INFORMATION ON THE COMPANY

4A. History and Development of the Company

The Company

        We trace our origins to 1944, when we were founded in São Paulo by the members of the Egydio de Souza Aranha family. We were incorporated in Brazil in 1973 as Banco Itaú Our principal executive offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil (telephone: 55-11-5019-1549). Our agent for service in the United States is the General Manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721. We experienced rapid growth through a series of mergers and acquisitions, as a result of which we developed into a national retail and wholesale bank. In addition, our asset base increased by several times and we became one of the largest private-sector banks in Brazil, according to the 2003 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. Itaúsa-Investimentos ItaúS.A., a holding company also created by the Egydio de Souza Aranha family is our current controlling shareholder.

        Over the past ten years, we acquired several financial institutions, including: Banco Francês Brasileiro (BFB) in 1995, Banco Banerj S.A. from the state government of Rio de Janeiro in 1997 at a public auction for R$311 million, Banco Bemge from the state government of Minas Gerais in 1998 at a public auction for R$583 million, Banco del Buen Ayre in Argentina in 1998 for R$254 million (in 1999 merged with Banco Itaú Argentina to form Banco Itaú Buen Ayre), Banco Banestado from the state government of Paranáin 2000 at a public auction for R$1.6 billion and Banco BEG from the state government of Goiás in 2001 at a public auction for R$665 million. In December 2002 we acquired an interest in Banco BBA Creditanstalt, which in March 2003 became Banco Itaú-BBA. In March 2003, we also acquired Banco Fiat, In addition, we acquired Banco AGF S.A., AGF Vida e Previdência and the life insurance portfolio of AGF Brasil Seguros. We also made several smaller acquisitions and investments in other financial institutions throughout the years in order to pursue our growth strategy.

        On March 24, 2003, as the result of a major corporate restructuring, all of the shares of Banco Itaú were exchanged for shares of ItaúHolding, a financial holding company that as a result of the corporate restructuring holds all of the subsidiaries and the various divisions of financial businesses that we used to hold. We became a wholly owned subsidiary of Itaú Holding.

Certain Developments

        Corporate Restructuring

        The creation of a Financial Holding Company named Banco ItaúHolding Financeira S.A.

        In order to more clearly delineate our various business areas, we decided to change our corporate structure. The corporate restructuring involved the creation of a financial holding company named Itaú Holding as a direct subsidiary of Itaúsa. Then, as the result of the share exchange described below, Itaú Holding became the direct owner of all outstanding shares of Banco Itaú. The corporate restructuring was approved at a general shareholders’ meeting on November 21, 2002 and by the Central Bank on February 27, 2003.

        On March 24, 2003, Banco Itaú shares were exchanged for shares of Itaú Holding. The share exchange did not require the vote of preferred shareholders and occurred on a one for one basis for both preferred and common shares of Banco Itaú.

        The corporate restructuring did not result in any change in shareholders’ rights, since the terms of the shares, the rights under the corporate by-laws, and the dividend policies of Itaú Holding were identical to the ones previously in effect for Banco Itaú.

        The board of directors, board committees and the fiscal council of Itaú Holding are comprised of the same members as those sitting on the board of directors, board committees and the fiscal council of Banco Itaú. Itaú Holding has seven executive officers, which are also executive officers of Banco Itaú.

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

        Through Itaú Bank Limited, our wholly owned subsidiary, we entered into a share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft (the “Hypo Share Agreement”) and we directly entered into another share sale and purchase agreement with two individuals (the “Officers Share Agreement”). Simultaneously, we entered into a third purchase agreement to acquire the minority interest in Fináustria Participações Ltda (the “Fináustria”), a holding company for a retail financing business in which the BBA Creditanstalt group holds the majority interest.

        Through the share sale and purchase agreements, we acquired an interest in the operations of the BBA Creditanstalt group both in Brazil and overseas. The operations of the BBA Creditanstalt group in Brazil were acquired through the purchase of 50% of the voting shares and 100% of non-voting shares (representing 83.33% of total shares) of BBA Participações S.A., which in turn owns 51% of the voting shares (representing 25.50% of total shares) of Banco BBA Creditanstalt S.A. (“BBA”) and subsidiaries. In addition we acquired 49% of voting shares and 100% of non-voting shares (representing 74.50% of total shares) of BBA. Therefore as the result of the association we own directly and indirectly 95.75% of total shares of BBA and its subsidiaries.

        The operations of the BBA Creditanstalt group outside Brazil, which are primarily related to the service of Brazilian customers, were acquired through the purchase of 95.75% of the only class of quotas of Akbar Marketing e Serviços Lda. (“Akbar”), a Portuguese company which acts as a holding for the companies through which the BBA Creditanstalt group conducts business outside Brazil.

        All the remaining shares of BBA Participações S.A. and all the remaining quotas of Akbar will continue to be held by the individual selling shareholders and a group of senior officers (referred to as “the shareholder officers”) of the former BBA Creditanstalt group. We entered into shareholders agreements with the shareholders officers that describe the voting rights held by each party, the governance structure, the selection of directors and officers and certain operational decisions.

        The purchase price was comprised of cash, mandatory redeemable non-voting preferred shares of Itaú Bank Limited, subordinated debt of Banco Itaú and 3,444,956,000 preferred shares of Banco Itaú

        The new financial institution named Banco Itaú-BBA S.A., or Itaú-BBA combines BBA’s specialization in the large wholesale customer segment offering fund management, brokerage and finance products with Banco Itaú’s solid capital base and skills in providing services and financial operations to corporate clients.

        The assets and liabilities related to corporate and investment banking operations that were previously held by Banco Itaú, were substantially transferred to Itaú-BBA in order to enhance competition in the segment. BBA’s fund and portfolio management and private bank activities were merged with the respective areas of Banco Itaú in order to increase Banco Itaú’s leadership in these areas.

        In this context, three events are worth mentioning: (i) the transfer of a substantial part of Banco Itaú’s assets in Brazil in the amount of R$4.1 billion, on January 2, 2004; (ii) the capital increase of Itaú-BBA in the amount of R$1.2 billion on December 22, 2003, subscribed by part of its shareholders and executives (Itaú group and executives of Itaú-BBA), in order to adjust the stockholders’ equity to its new leverage level; and (iii) the transfer of all corporate banking transactions of Banco Itaú carried out abroad, especially through Itaú Cayman Branch and Itaú Bank on the first quarter of 2004.

        The management and control of Fináustria Companhia de Crédito, Financiamento e Investimento, a subsidiary of Fináustria, together with its large consumer credit portfolio, has been transferred in 2003 to Banco Itaú in order to increase Banco Itaú’s market share in the automobile financing market.

        Strategic Alliance with Fiat Automóveis S.A.

        In order to finalize our strategic alliance with Fiat Automóveis S.A or Fiat, on March 26, 2003, we acquired for R$891 million, 100% less a golden share of Banco Fiat’s, or Banco Fiat, total capital from Fiat Auto S.p.A. and Fiat. As part of strategic alliance, Banco Fiat will enjoy, for a ten-year period, exclusive rights with respect to the financing of Fiat automobiles in the Brazilian market.

        Investment in America Online Latin America, Inc.

        In June 2000, we entered into a ten-year strategic interactive services and marketing agreement, or SMA, with America Online Latin America, Inc., or AOL Latin America, a provider of interactive services in Latin America, and its subsidiary AOL Brasil Ltda., or AOL Brazil. Under the SMA, Itaú and AOL Latin America agreed to create a co-branded, customized version of AOL Latin America’s America Online Brazil service to provide limited Internet access services to our customers. As part of the SMA, we received 31,700,000 shares of class A common stock of AOL Latin America in exchange for our commitments during a five-year period to obtain a specific number of customers of the Itaú-AOL Latin America co-branded Internet access services provided by AOL Latin America in Brazil and/or a specific level of revenue from such customers as a percentage of the total revenue of AOL Latin America in Brazil for Internet access services. We were required to make cash payments to AOL Latin America for each target we fail to meet. The maximum amount of cash payments we could have been required to pay under the SMA was US$164.8 million. In December 2002, we entered into a Memorandum of Agreement, or MOA, which modified certain provisions of the SMA. Under the MOA, customer targets under the original agreement were eliminated and our marketing commitments were restructured. In addition, under the MOA, the maximum amount that we would be required to pay for failure to meet the revenue targets and failure to implement or restructure marketing commitments was reduced to approximately US$60 million.

        La Caixa Transaction

        In August 2000, Itaúsa entered into an oral cooperation understanding with Caixa Holding S.A., a subsidiary of Caja de Ahorros y Pensiones de Barcelona, or la Caixa, to enable us to increase our banking relationships with Spanish clients and explore new business opportunities. Such understandings were formalized by means of the execution of a cooperation agreement on October 22, 2002 between Banco Itaú and la Caixa.

        Telefónica Transaction

        As part of a cost reduction effort and in order to improve the quality of our services, in June 2001, we entered into a telecommunications joint venture agreement with Telefónica Data Corp S.A. of Spain and Telefónica Data Brasil Holding S.A. of Brazil, both wholly owned subsidiaries of Telefónica S.A. of Spain, or Telefónica. We agreed to the transfer of our telecommunications network to Telefónica, including the transfer of our telecommunications assets, equipment and qualified personnel. The transfer was intended to enhance and optimize all of our communications services by having Telefónica controlling the telecommunications network and guaranteeing us access to the latest telecommunications technology.

Acquisition of AGF Vida e Previdência S.A. and Banco AGF S.A. shares and the Assignment of AGF Brasil Seguros S.A. Life Insurance Portfolio to Itaú Seguros S.A.

        On October 20, 2003, we entered into agreements with AGF Brasil Seguros S.A. and AGF do Brasil Participações S.A. through which we acquired: (i) 100% of AGF Vida e Previdência S.A., (ii) 100% of Banco AGF S.A., (iii) the group’s life insurance portfolio and (iv) a portion of real estate at Av. Paulista, São Paulo. The total of the price was approximately R$243 million before price adjustment. The transactions in items (i), (iii) and (iv) were finalized on December 31, 2003, having their financial settlement on January 10, 2004 for item (i) and on February 20, 2004 for items (iii) and (iv). The transactions relating to item (ii) were concluded and settled on February 20, 2004.

Capital Expenditures and Divestitures

        For the years ended December 31, 2003, 2002 and 2001, our principal capital expenditures and divestitures were related to the acquisition of certain financial institutions including:

•	the acquisition of 99.99% of Banco Fiat’s total capital for R$891 million in March 2003;
•	the acquisition of AGF Vida e Previdência S.A. for R$107 million in December 2003;

•	the investment in BBA by acquiring 95.75% of BBA’s total capital stock, including its Brazilian and foreign subsidiaries and the minority share interest held by third parties in Fináustria Participações Ltda for R$2.7 billion in December 2002; and
•	the acquisition of BEG from the government of the state of Goiás, at a public auction with a winning bid of R$665 million for 84% of its capital stock. We paid R$172 million for the purchase price in cash and the remaining amount was paid with government securities with a face value of R$493 million and a fair value of R$375 million in December 2001.

        In addition, we made smaller acquisitions during the 2001-2003 period, including the acquisition of the life insurance portfolio of AGF Brasil Seguros S.A. for R$13 million in October 2003 and the acquisition of the Brazilian asset management and private banking activities of the British bank Lloyds TSB, for which we paid R$165 million in the second half of 2001.

4B. Business Overview

        We are the second largest private bank in Brazil based on assets and stockholders’ equity at December 31, 2002, according to the 2003 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical, and the largest private bank in Brazil based on market capitalization at December 31, 2003, according to the São Paulo Stock Exchange - BOVESPA. Our four principal operations categories are banking (including retail banking through Itaú and corporate banking through Itaú-BBA), credit cards, asset management and insurance, private retirement plans and capitalization plans, a type of savings and annuity plan. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle market companies and large corporations.

        As of December 31, 2003 (except as otherwise indicated), we also had the following positions in the Brazilian financial services sector:

•	second largest insurance group based on written premiums, excluding health insurance, according to SUSEP,
•	largest credit card company based on assets, according to the 2003 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical, at December 31, 2002,
•	largest private manager of pension fund assets based on assets under management, according to Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks,
•	largest manager of private bank client assets, according to Associação Nacional dos Bancos de Investimento--ANBID, the national association of investment banks,
•	second largest investment fund manager based on assets under management, according to Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks,
•	one of the largest leasing company in terms of present value of lease operations, according to Associação Brasileira de Empresas de Leasing-ABEL, the Brazilian association of leasing companies, and
•	largest provider of securities services to third parties according to Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks.

        In addition, the brand name “Itaú” was rated the most valuable brand name in the country by Interbrand 2003, a world leading English consulting company, specializing in the value of business brands worldwide.

Our Ownership Structure

        Itaú Holding is a financial holding company controlled by Itaúsa - Investimentos Itaú S.A. Itaúsa controls one of the largest private business groups in Brazil in terms of revenues, according to the 2003 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns indirectly, through Itaú Holding, 86.8% of our common stock. See “Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders.” Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the lumber, ceramic, chemical and electronics industries. The total annual revenues of Itaúsa were R$27,938 million in 2003, R$36,296 million in 2002 and R$23,414 million in 2001. Its major companies in terms of revenues are Itaú Holding and its subsidiaries in the financial and insurance areas, Duratex S.A. in the wood and ceramics industry, Itautec Philco S.A. in the electronics sector, Elekeiroz S.A. in the chemical sector and Itaúsa Empreendimentos S.A., a small business in the real estate sector. The Egydio de Souza Aranha family beneficially owns 60.0% of the common shares and 16% of the preferred shares of Itaúsa. The common and preferred shares of Itaúsa are traded on the Brazilian stock exchange.

Our Competitive Strengths

        Our main competitive strengths are our extensive branch network in Brazil’s wealthiest region, our strong attention to the division of our operations, our leadership in corporate services and our focus on the financial services industry.

        Extensive branch network in key economic areas

        Our extensive branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s wealthiest region, which accounted for over 64% of Brazil’s GDP in 2003. At year-end 2003, we had an extensive branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and the State of São Paulo (which collectively account for approximately 87% of our branches). At December 31, 2003, our branch network accounted for 13% of the entire Brazilian branch system, including public-sector banks.

        Strong attention to the division of our operations

        Since the 1980's, we have been adopting a strategy which resulted in the division of our operations based on the specific needs of our several classes of clients. We believe this strategy allows us to concentrate on each separate class of customer, which is the key to good service and customer satisfaction. This approach also permits us to develop specific banking products to better meet diverse customer needs. The corporate restructuring which originated Itaú Holding granted more structural flexibility and established the conditions for the most important business units to be able to work in an autonomous way under the coordination of Itaú Holding. This structure created conditions for us to provide in the next years a more diverse range of financial services. As a result of this new approach, the activities of Itaú Holding are currently divided in the following business units: Itaú and Itaú-BBA. Itaú provides the following services: Retail Banking, Credit Cards, Insurance, Capitalization, Private Retirement Plans, Asset Management and Investor Services. The Retail Banking business includes the operations to individuals, Itaú Personnalité, private banking, and the services for micro, small and medium companies. This is the division of Itaú that currently generates most of our revenues. Furthermore, the Fináustria acquisition was another important step in our strategy, as its assets and liabilities consisting of a credit portfolio for loan and leasing operations to individuals strengthened Itaú’s loan and leasing operations. In addition, we improved our position in the automobile financing, leasing and consortium market through the conclusion of the acquisition of 99% of Banco Fiat total capital in the first half of 2003. At year-end 2001, Banco Fiat was the leader in the automobile financing in the Brazilian market among automobile financing companies and banks affiliated to automobile manufacturers, being responsible for the financing of approximately 40% of the total sales volume of new Fiat brand automobiles. Furthermore, we carried out a strategic alliance with Fiat Automóveis S.A. in order to enjoy in Brazil, for a ten-year period, exclusive rights to finance and lease new automobiles in all promotions organized by Fiat, as well as the ability to trade with final consumers, Fiat automobile consortium shares. This strategic alliance represents an increase in our potential business with Fiat clients, automobile dealerships and retailers of Fiat brand automobiles. The Credit Cards division has been presenting an expressive growing rate, increasing its contribution to our consolidated results. This division has an extensive number of branches, which allow clients to check information regarding their accounts and to make payments on ATMs, Itaú Bankline and by telephone. The Insurance, Capitalization and Private Retirement Plans division is an important source of revenue of Itaú Holding and by its high acceptance and penetration of its products, it has experienced a significant growth. Our insurance companies make intensive use of technology, such as the increasingly sale of insurance policies through electronic distribution channels. Likewise, the sales of private retirement plans have consistently increased in the recent years, making it a very promising division. On the other hand, capitalization plans sales are based on intense advertising and in the large number of branches of Itaú. In the second half of 2003, we entered into an agreement with AGF Brasil Seguros and with AGF do Brasil Participações Ltda. to acquire Banco AGF, AGF Vida e Previdência and Vida em Grupo portfolio from AGF Seguros. With the acquisition of these life insurance, private pension plans and fund management operations, we intend to increase our operations in a division of strategic importance to our growth and to increase our profitability, reasserting our focus on the consistent and continuous creation of value to our shareholders. Another strategic division for Itaú is its Funds and Portfolios Management, with growing volumes in the recent years. The investment in BBA and the creation of Itaú-BBA in 2003 enhanced our presence in the corporate and investment banking. Itaú’s assets and liabilities relating to corporate and investment banking activities were gradually transferred to Itaú-BBA in order to increase competitiveness in this area. The contribution of Itaú-BBA to our results is very significant and is based on a structure highly capable and specialized in meeting the complex needs of large companies. The shared management and control of Itaú-BBA are based on a shareholders’ agreement, which provides the necessary autonomy for business administration. The integration among the institutions occurred harmoniously and with synergies. It also ensured the continuity of the operations, with the strengthening of the competences of both Itaú and Itaú-BBA. The success of this integration already generated expressive results in 2003.

        Strong position in corporate services

        We believe that our experience, focus and competence give us a strong position in providing businesses with services, such as cash management, payroll administration, on-site banking centers (banking units on a company’s premises) and securities custodian services, among others. Not only are these services relatively stable, recurring sources of fee income, but they also help us market other offerings to corporate customers, such as credit and investment banking services. In addition, payroll administration and on-site banking centers provide us with frequent exposure to individual customers, allowing increased opportunities in our individual banking base as well.

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

Our Strategy

        Increase customer base and product penetration

        We believe the Brazilian banking services market presents an excellent opportunity for growth. One indicator of this opportunity is the increase in the outstanding balance of total banking deposits from R$456 billion to R$490 billion over the last years, in accordance with Brazilian Central Bank information, representing a yearly growth rate of 7.3% in 2003. We will seek to further increase our customer base, principally by increasing our focus on alternative distribution channels, such as the Internet, by increasing our on-site banking centers, increasing our presence in the State of São Paulo beyond the City of São Paulo, and by actively considering the possibility of growing by acquisitions and strategic alliances.

        Our core business is retail banking and we seek to be customer-focused. Our account managers seek to increase the number of products and services per customer. We constantly engage in promotional activities through which we offer new products and services to existing customers. We increased the average number of products sold to individual retail customers from 3.7 to 5.2 during the period 1997-2003. We believe, however, that more opportunities exist for product placements, particularly among the depositor base of Banerj, Bemge, Banestado and BEG. We also continuously monitor, depositor by depositor, the use of our products and utilize this information to offer new products to our customers. Our database indicates what product is likely to be of interest to a particular customer, which we then offer through the banking channel that our information shows has the highest likelihood of reaching and influencing that particular customer.

        We are currently developing a business area to intensify our direct credit operations with middle to lower level class consumers through the offer of credit lines in stores and credit cards in general. Therefore, we are taking advantage of our existing experience in structuring other business areas tailored to the specific needs of specific clients.

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

        We intend to strengthen our corporate operations by developing relationships with new clients, increasing cross selling of new products to existing clients and developing new products for both existing and prospective clients.

        In 2003, Itaú-BBA became the financial division of ItaúHolding for corporate and investment banking for all corporate clients. Itaú-BBA is focused on the quality of the relationship with the clients, the qualification of its employees, the sophistication of its products and services in an agile and flexible atmosphere, the solid capital basis and liquidity, and the operational capacity of services offered to corporate clients. Itaú-BBA is characterized by its ability to generate revenues from the offering of new products and services to its clients, from simple things, such as payroll processing and cash management, to more complex ones, such as structured deals in Brazil and abroad and consulting activities in mergers and acquisitions.

        In 2003, due to our activities in life insurance and private retirement plans, Itaú Holding moved from third to second position in the ranking of technical provisions of private retirement plans and VGBL, if we consider the reserves of AGF Vida e Previdência acquired by Itaú in 2003. This is how Itaú Holding seeks to consolidate its strategic plans to develop this segment and meet the demands in accordance with the profiles of different kinds of clients.

        We are also seeking to strengthen our relationship with foreign parent companies of subsidiaries located in Brazil, to defend from incursions into Brazilian subsidiaries by foreign banks with strong parent company relationships.

        Grow through acquisitions and strategic alliances

        One of the main elements of our growth strategy in Brazil and other markets in which we operate is the acquisition of Brazilian banks, insurance and asset management companies. We regularly evaluate opportunities for acquisitions in the banking sector, principally in Brazil. Since 1995, we have made nine bank acquisitions, reflecting a long-term trend toward consolidation in the Brazilian banking sector, and we also made a number of other acquisitions of complementary businesses. We believe that we have developed the experience and the expertise necessary to properly evaluate an acquisition prospect, decide whether to acquire it, and then effectively fold it into our operations, while recognizing that different acquisitions for a variety of reasons require different approaches in some respects, such as in branding, personnel retention and the like. We believe that this experience and knowledge should serve us well, as opportunities will continue to arise for the acquisitions of banks, portions of businesses, asset portfolios and for the formation of strategic alliances.

        We are constantly pursuing a number of potential acquisition opportunities in the Brazilian banking, insurance and asset management sectors, some of which could be individually or collectively material to us. Our association with BBA is a recent example of our growth strategy through acquisitions. We acquired 95.75% of BBA’s total capital stock for R$2.7 billion paid in cash and cash equivalents, subordinated debt and stock. Furthermore, the strategic alliance with Fiat is in line with our growth strategy in the car leasing market. Our recent acquisition of Banco AGF from AGF Vida e Previdência and the Vida em Grupo portfolio from AGF Seguros seek to increase our operations in a business division of strategic importance to our growth and profitability. See “- Certain Developments.”

        In addition, we are constantly reviewing opportunities to enter into strategic alliances and cooperation agreements with other financial institutions and companies involved in economic sectors in Brazil and abroad in which we have strategic interests. In this way, we may increase our presence with new products and services while keeping our focus on our core activities.

        Increase credit card offerings

        We believe there is opportunity for growth in credit card use among our retail, Itaú Personnalité and private banking customers as the purchasing power and demand for consumer credit has increased substantially with the stabilization of the Brazilian economy. As part of this strategy, we have been aggressively offering credit cards to new depositors. As a result, currently more than 50% of our depositors are using Itaucard credit cards, which they received through our branch and ATM networks and through telemarketing. We believe that multiple product connections with our customers results in a more solid relationship, thereby reducing the number of delinquencies and credit card cancellations. We believe this percentage can increase through continued focused marketing to our existing customers. In addition, we have been offering Itaucard credit cards to non-depositors, particularly low-income individuals who do not need a bank account but need credit cards for installment purchases. We believe that our extensive branch network and our name recognition will permit us to direct these offerings principally to “walk-in” prospects.

        Focus on small business and middle market banking areas

        We have been increasing our strategic focus on operations with small business and middle market clients, which include companies with annual revenues ranging from R$500,000 to R$10 million (small business clients) and from R$10 million to R$200 million (middle-market clients). These businesses areas have exclusive structures which allow them to identify and create solutions to the financial needs of companies in their day-to-day operations. Our current structure provides faster retrieval of information and access to products, services and technologies, strong national and international presence, financial strength and experience, which have contributed to the increase of these areas. In addition, companies within this revenue range are not provided with financing alternatives in the capital markets, and therefore depend strongly on financings offered by the financial institutions. In a favorable economic scenario, we can reasonably expect a strong growth of demand for products and services related to the small business and middle market clients.

        Growth in the insurance, private retirement and capitalization divisions

        The insurance, private retirement and capitalization divisions have recently presented good performance results, and we can expect a positive continuous growth in these areas. This increase is basically related to the excellent performance of private retirement products (especially VGBL and PGBL, which are a type of retirement plan, but according to the regulation they are considered a form of life insurance), which have been growing beyond the market average rate due to the market acceptance of such products. Our focus on the expansion of these activities resulted in the establishment of a product developing strategy based on the segmentation of clients and their needs, which led to the creation of new types of products with several different risk profiles, with an active policy of allocation of resources following the tendencies of microeconomic scenario. The insurance companies of our group depend on the intensive use of technology, using electronic channels of distribution to increase the sales of insurance policies. The acquisition of AGF Vida e Previdência and Vida em Grupo portfolio from AGF Seguros increased our growth opportunities through the offering of private retirement products by independent broker channels.

        Continue our cost reduction efforts

        In order to improve our cost management, we established in April 1997 a committee for operational rationalization and cost reduction. The main goal of this committee has been to reevaluate our main operational processes and identify opportunities to rationalize and reduce costs. Since its inception, the committee has approved actions that have resulted in approximately R$971 million in cost reduction since mid-1997.

        For the last two years, Itaú Holding has been focusing more intensely on decreasing expenses, motivated by a more competitive business environment. These continued efforts have allowed Itaú Holding to obtain positive results, improving its performance by decreasing expenses and by using available resources in conscious and rational ways. In order to decrease expenses, Itaú Holding has been trying to reach better levels of efficiency. The strict control of costs also aims at spreading and strengthening a culture of cost reduction in the organization.

        Currently, new initiatives aiming at decreasing expenses have been encouraged and adopted by us. At the end of the first term of 2004, we began a big internal campaign so-called “Quanto Custa?.” This initiative establishes a rewarding system for the employees who give the best suggestions for the reduction of expenses and for meeting of certain targets. It does not include the reduction of personnel expenses.

        Furthermore, we have engaged in additional efforts with the help of consultants to customize processes in intra-business areas in order to increase productivity, mitigate risks, eliminate redundancies, improve efficiency and consequently reduce costs. This initiative aims to reevaluate our whole organizational structure, including processes such as strategic sourcing and its related aspects such as purchasing processes and terms and conditions, negotiation procedures, procurement, auctions and reverse-auctions, business-to-business transactions and e-commerce. Although we have not yet established a timeline of results for this project, our main goal is to improve efficiency by maintaining the ratio of administrative costs to income to approximate 50.0% or less. On December 31, 2003, our efficiency ratio reached 50.6%, reflecting a 4.2% improvement from 2002.

        Our initiative and the actions taken by the committee also relates to the integration of acquired institutions. We have already realized significant economies of scale by reducing Banestado’s administrative organization and by sharing our information technology and telecommunications infrastructure with it. The integration of BEG, another important initiative to reduce costs, was completed ahead of our schedule in June 2002. During 2003, the integration of the operations of BBA and Banco Fiat allowed gains and resulted in cost synergies.

        One important element of this strategy is our significant investment in technology, through which we obtain gains from our operational efficiency. These investments account for growth in our productivity with a substantial reduction in our operational costs, as well as further efficiencies in the services we provide to our customers. In 2003, our investments in technology totaled R$368 million which corresponded to a 18.7% decrease in relation to the total investments made in 2002, the year when an intensive campaign of dimensional revision of agencies, in the amount of R$267 million, was implemented and resulted in an increase of 30.1% in the number of ATMs. The number of ATMs increased 11.7% in 2003, corresponding to an investment of R$129 million. The investment in computers and computer peripherals associated with the replacement and technical updates of computers and servers amounted to R$209 million in 2003, an increase of 34.4% in relation to 2002.

        In 2004, we expect to maintain the same level of investments in technology as the one shown in 2003.

        The consolidation of our administrative offices into one single location accomplished in the beginning of 2003, was also part of our strategy to reduce costs. In 2003, Itaú Holding also adopted an initiative of de-registering BEG, Bemge and Banestado as public companies to reduce the expenses incurred in connection with keeping the negotiation of low liquidity shares.

        Increase the number of banking transactions performed through electronic channels

        We seek to increase the number of distribution channels available to our customers to perform banking transactions from their homes. These channels allow us to process transactions at a lower cost than at our branches. These channels also offer customers a more convenient alternative through which to conduct banking transactions, which we believe will result in increasing their loyalty to our bank. Although in 2003 over 80% of all our retail customers’ banking transactions were effected outside conventional branch channels, we believe that there are further opportunities for growth, more efficient access for customers and cost reductions. In addition to offering home banking through traditional telephone, computer and facsimile methods, we have sought to establish relationships with electronic channel providers to enhance the sophistication and quality of our home banking offerings.

        Increase our investment banking presence

        Our investment banking services are a part of our corporate banking operations, rather than being an independent, competing unit, reflecting our belief that investment banking services and products are just one of the options available to a client in need of financial or advisory assistance. We believe that the banking services opportunities will grow significantly with economic stability in Brazil, particularly in the area of mergers and acquisitions and capital markets, and also as a result of our association with BBA and the creation of Itaú-BBA. Presently, Itaú-BBA has a specialized area which gives the necessary customer support to the entire merger, acquisition, association, joint venture process as well as defining the right strategies to be implemented by a customer in order to unwind investments, effect split-ups and sale of assets. Itaú-BBA also offers strategic and financial consulting services in order to assist customers in their corporate restructurings by making studies of capital allocation and other sources of capital. Furthermore, Itaú-BBA has an active role in the capital markets by participating in primary and secondary private and public equity offerings, commercial paper and eurobonds offerings, fixed and floating rate notes, promissory notes, debentures and securitization of receivables.

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

        Continued attention to improvements in corporate governance

        Itaú Holding has been adopting, and intends to keep adopting, the best practices of corporative governance, constantly seeking to enhance its transparency and the respect for the minority shareholders, under the understanding that these are essential factors for the sustained development of companies.

        In June 2001, Itaú Holding was one of the first companies to adhere to the Level I of Governança Corporativa da Bovespa, assuming commitments of more transparency and respect towards minority shareholders.

        In February 2002, we listed our ADRs Level II on The New York Stock Exchange - NYSE. Therefore, we are subject to the requirements of the U.S. securities laws, including the Sarbanes-Oxley Act of 2002. During that same year, Itaú approved the tag-along provision on its by-laws for the benefit of its minority shareholders.

        We will continue to study developments in corporate law and practice to determine what other improvements in transparency, disclosure or governance we should make.

        See “Item 9 - Offer and Listing - Markets - Corporate Governance Practices.”

Operations

        The following table presents revenue in U.S. GAAP from each of our five business operations for each of the years ended December 31, 2003, 2002 and 2001:

                                                                              Year ended December 31,
                                                                 ----------------------------------------------
                                                                      2003              2002             2001
                                                                      ----              ----             ----
                                                                                (in millions of R$)
Itau - Banking (including retail for all
   years presented and corporate for years ended
   December 31, 2002 and 2001. Information for the
   year ended December 31, 2003 includes revenues
   from corporate banking activities which were
   not transferred to Itau-BBA)
Interest income from loans and leases.....................         R$ 7,591           R$ 7,430        R$  5,749
Fee and commission income:
Fees charged on checking account services.................            1,992              1,818            1,543
Collection fees...........................................              311                294              247
Other.....................................................              303                193              334
                                                                   --------           --------        ---------
Total Itau - Banking......................................           10,197              9,735            7,873

Itau - Credit cards
Interest income from loans and leases.....................              625                531              454
Credit card fees..........................................              343                367              279
Other fees................................................               11                  -                2
                                                                   --------           --------        ---------
Total Itau - Credit cards.................................              979                898              735
                                                                   ========           ========        =========
Itau - Asset management...................................            1,252              1,055              786
                                                                   ========           ========        =========
Itau - Insurance, private retirement and
  capitalization plans ...................................          R$2,032            R$1,793         R$ 1,476
                                                                   ========           ========        =========
Itau-BBA

Interest income from loans and leases.....................              691                  -                -

Fee and commission income:

Collection fees...........................................                1                  -                -
Other.....................................................               73                  -                -
                                                                   --------           --------        ---------

Total Itau-BBA............................................              765                  -                -
                                                                   ========           ========        =========

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

                                                                              Year ended December 31,
                                                                   --------------------------------------------
                                                                      2003              2002             2001
                                                                      ----              ----             ----
                                                                                (in millions of R$)
Interest income
    Brazil................................................         R$15,276           R$13,684       R$  10,145
    Abroad................................................              817                872              623
                                                                   --------           --------       ----------
    Total.................................................           16,093             14,556           10,768
                                                                   ========           ========       ==========

Fee and commission income
    Brazil................................................            4,210              3,621            3,089
    Abroad................................................               76                 54              101
                                                                   --------           --------       ----------
    Total.................................................            4,286              3,675            3,190
                                                                   ========           ========       ==========

Insurance premiums, income on private retirement plans
and on capitalization plans
    Brazil................................................            2,032              1,793            1,476
    Abroad................................................                -                  -                -
                                                                   --------           --------       ----------
    Total.................................................          R$2,032            R$1,793        R$  1,476
                                                                   ========           ========       ==========

        The following table presents revenues abroad by business categories for each of the years ended December 31, 2003, 2002 and 2001:

                                                                         Year ended December 31,
                                                                 ---------------------------------------
                                                                 2003              2002             2001
                                                                 ----              ----             ----
                                                                           (in millions of R$)
Itau  - Banking
Argentina.................................................       210                272              294
Other companies abroad (1)................................       467                654              430
                                                                 ---                ---              ---
Total abroad..............................................       677                926              724

Itau-BBA
Other companies abroad (1)................................       216                  -                -
                                                                 ---                ---              ---
Total abroad..............................................       216                  -                -

----------
(1)   Includes Itaú Bank Ltd. (Cayman), our Grand Cayman and New York
      branches, BFB Overseas Cayman, Ltd., IFE-Banco Bemge (Uruguay) S.A., Banco
      del Paraná S.A. (Paraguay), Afinco Americas Madeira, SGPS, Sociedade
      Unipessoal Ltda, ITB Holding Ltd, Topaz Holding Ltd, Itaú USA Inc,
      Itaú Securities Inc., Jasper Internacional Investiment LLC, Citrine I
      and Citrine II, and , as of the acquisition of Itaú-BBA also Akbar -
      Marketing e Serviços Ltda, BBA-Creditanstalt Bank Ltd, Mundostar
      S.A., Karen International Ltd, Nevada Woods S.A., Banco Itaú-BBA S.A.
      - Nassau Branch, Banco BBA-Creditanstalt - Sucursal Uruguai, BBA Overseas
      Ltd, BBA Icatu Securities, Inc.

        Banco Itaú Holding Financeira S.A.

       Overview

        We provide a broad range of banking services to a diverse customer base of individuals and corporations. We provide these services on an integrated basis through Itaú and our acquired banks, Banerj, Bemge, Banestado, BEG, Fiat, Itaú-BBA and AGF.

        Within banking operations, we have created six separate areas, each of which specializes in a different type of customer. These areas are:

•	Retail banking (individuals and very small business),
•	Itaú Personnalité (upper class individuals),
•	Itaú private bank (wealthy individuals),
•	Small business banking, or Unidade de Pessoa Jurídica,
•	Middle market banking, or Itaú Empresas (mid-sized businesses), and
•	Corporate and investment banking (large corporations), which after the corporate restructuring was gradually transferred to Itaú-BBA.

        These focused areas enable us to provide our customers with more personalized banking products and services, which we believe allow us to compete more effectively for customers in each of these areas.

        Banco Itaú S.A.

        Itaú provides services related mainly to the following areas:

•	Retail Banking
•	Itaú Personnalité
•	Itaú Private Bank

•	Small Business Banking
•	Middle Market Banking
•	Automobile Financing
•	Credit Cards
•	Asset Management and Investor Services
•	Insurance, Private Retirement and Capitalization Plans

       Retail Banking

        Our core business is retail banking, which includes mainly individuals and, to a lesser extent, very small corporations. Until the end of 2000, our retail banking operations also served small corporate customers. In 2001, we created our small business unit to serve small corporate customers, see “- Small Business Banking.”

        Our retail business is a key source of funding and a significant interest and fee income generator for our bank. Through our extensive distribution network, our retail banking unit provided services to more than 9 million individual and very small corporate customers at December 31, 2003. Our margins from these operations are typically higher than from middle market and corporate services and credit operations.

        We classify retail customers as individuals and companies with annual sales below R$500,000. They are further categorized as:

•	Individual customers (who are sub-classified on the basis of a relationship scoring system);
•	Customers with account managers (who have an annual income above R$24,000 and less than R$60,000); and
•	Very small companies (annual sales below R$500,000).

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

        The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float,” the income earned by banks on non-interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. At the same time, low inflation permitted more consumer and personal borrowing. As a result, our fee income as a percentage of our administrative costs increased from approximately 56% to 67% during the period from January 1, 1999 to December 31, 2003.

        We derive fees from providing checkbooks, check processing, account statements and account maintenance. We also charge fees in connection with certain credit operations, ATM and other direct banking transactions, direct debits, fund transfers, payment orders, renewal of bank cards, collection of receivables and custodial and other services. We may charge fixed fees for different packages of services based on the type of account the customer has with us or the category of the customer.

        Approximately 12% of our retail credit to individuals consists of overdrafts on checking accounts on which the spread earned by us is higher than the average rate on our loan portfolio. We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not secured. In addition, we extend consumer credit loans for the purchase of motor vehicles. We generally require that these loans be secured by the financed vehicle. Our secured and unsecured personal loans have maturities ranging from 12 to 18 months for loans for consumer purchases, and our consumer credit loans for the purchase of motor vehicles have maturities ranging from 24 to 60 months. Our loans to individuals at December 31, 2003 totaled approximately R$14 billion, or approximately 39% of our total loan portfolio.

        We are required by law to provide a certain level of financing for housing purposes. See “- Regulation and Supervision - Financing for Housing Purposes.” We may make loans either to individuals desiring to buy a home or to developers. Our housing loans are primarily funded from Central Bank-mandated portions of our savings account deposits. Housing loans generally have a maturity of 15 years. The Central Bank prescribes maximum interest rates for a specific percentage of these mandated portions based on the economic value of the housing being purchased. When we do not use the mandated portion of our savings account deposits for housing lending, we are required to purchase mortgage-backed securities.

        We also handle payroll processing of companies, which requires employees of a particular company to maintain an account with us for direct deposit of salaries. In addition, we acquired a significant public sector employees business in connection with the acquisition of Banerj, Bemge, Banestado and BEG. We will continue to handle payroll to virtually all state employees in Rio de Janeiro through Banerj, in Minas Gerais through Bemge, in Paraná through Banestado, and in Goiás through BEG for a period of five years following their respective acquisition dates, as part of the arrangements relating to those acquisitions. We are seeking to solidify these relationships so we may continue to provide these services after the expiration of the contracts. In 2003, the State of Rio de Janeiro extended our original concession to manage the payroll of its public sector employees through Banerj until 2010. During 2002, the states of Minas Gerais and Paraná extended, through a payment, our original concession to manage the payroll of their public sector employees through Bemge and Banestado until 2010.

        ltaú Personnalité

        One of the pioneers in the Brazilian banking industry in providing personalized relationship to high-income individuals - those who earn more than R$5,000 per month and have investments in excess of R$50,000 - since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

        One of the most notable attribute of the division is the consulting services offered by the Personnalité managers who understand and offer strong advices to the specific needs of these customers, complemented by a large portfolio of exclusive products and services available through a network of 63 branches (at December 2003) located in the main Brazilian cities, which were designed to provide an exclusive and sophisticated atmosphere to conduct our customers’ businesses.

        Our Personnalité customers also have an extensive network of channels that includes branches and Itaú ATMs throughout the country in order to efficiently conduct their banking transactions. Moreover, our Personnalité customers have access to the modern technology resources of Itaú, including call centers and Internet banking.

        Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment. The client base was approximately 30,000 by the acquisition time and reached 139,000 in December 2003, representing R$12 billion in assets under management.

        The strategy for 2004, with new competitors entering the market, will still be to focus on the expansion, through the opening of 16 branches in the main Brazilian regions, and on the strengthening of current customer relationships, assuring their loyalty to the division in this extreme competitive market.

       Itaú Private Bank

        Itaú Private Bank, the leader in this business in Brazil, provides financial advisory services for over 7,200 accounts. Our 189 employees are focused in offering financial consulting services to clients with at least US$500,000 in investable assets. In addition, our clients have available a full range of traditional banking and insurance products.

        Financial advisory services are provided by teams of private bankers, supported by product specialists, who aim at recommending the most appropriate products for each individual risk profile. Main local market products include mutual funds, treasury products and brokerage. We serve our clients’ needs for offshore products through our sister bank, Banco Itaú Europa Luxembourg, whose operations are fully dedicated to the international private banking division.

        We usually manage individual portfolios on a discretionary basis, subject to guidelines agreed upon with each client. Portfolios may include mutual funds managed by other financial institutions. Fees earned from our private banking customers are, in most cases, based on assets under management. Client activity profile also influences pricing.

        On December 31, 2003, our private banking activity both in Brazil and offshore had assets under management amounting to approximately US$5.5 billion.

        Itaú Private Bank has been through a reorganization, which enhanced cost management and optimization of the distribution process, bringing updated technology to management systems. We have been also growing our business, not only through organic growth but also as a result of acquisitions.

       Small Business Banking

        At December 31, 2003, we had approximately 535,000 small and very small business customers. Approximately 75,000 of them are serviced by our specific small business structure, or UPJ-Unidade Pessoa Jurídica and the remaining 460,000 customers are still served by our regular branches.

        Our small business banking area provides services to companies with annual revenues ranging between R$500,000 and R$10 million and was created at the beginning of 2001 in order to offer more tailored products and services to small companies that were previously served by our retail banking area. Through this new category, we intend to develop our customer base of small businesses and improve our performance in this area in terms of relationship and cross-selling other products and services. We have installed 139 stations inside certain branches located in major Brazilian cities with areas and infrastructure specifically dedicated to our small corporate clients. We also trained 445 branch managers who offer tailored banking solutions to small businesses and who can give detailed advice to small companies about any of our products and services.

        The products and services offered by our small business operations are similar to those offered by our retail operations, but we are developing new products and services that will be more responsive to the small companies’ needs (such as those related to management of cash flow and lines of credit).

        Our small and very small corporations customers loan portfolio consists principally of secured loans with maturities ranging from up to 30 days for unsecured loans, such as overdrafts on checking accounts, to up to twelve months for working capital loans. Our loans to small and very small corporations at December 31, 2003 totaled approximately R$1.5 billion, or approximately 4% of our total loan portfolio.

       Middle Market Banking

        This area, which we call Itaú Empresas, maintains our day-to-day relationships with approximately 22,000 middle market corporate customers, who represent a broad cross-section of Brazilian companies. Our middle market clients generally are companies with annual revenues above R$10 million.

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

        Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term. Substantially all of our middle market loans bear rates of interest set at spreads related to various cost of funds indices. Our spreads on middle market loans tend to be higher than the margins available to us on our loans to corporate customers. Loans to middle market customers were approximately R$3.0 billion at December 31, 2003, or 9% of our total credit portfolio.

        The most important cash management products we offer our middle market clients are our collections services and electronic payment services. We are able to provide these services with a very high level of efficiency for virtually any kind of payment, even through Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of customers.

        Itaú Empresas has approximately 255 account officers. These officers work from one of the 73 specialized offices of Itaú Empresas located within key branches. Our middle market customers can elect to have their account at any of our branches throughout Brazil.

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

       Automobile Financing

        At December 31, 2003, our portfolio of car financing and leasing consisted of 818,000 customers, of whom approximately 65% were non-depositors.

        The automobile finance sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers. These companies account for approximately 30% of the market. The remaining 70% of the market is fragmented among numerous commercial banks and our share of the market is approximately 14%.

        At December 31, 2003, we were one of the largest leasing company in Brazil in terms of present value of lease operations, according to Associação Brasileira de Empresas de Leasing-ABEL, the Brazilian association of leasing companies, and had a portfolio of approximately R$1,153 million, according to information provided by Associação Brasileira das Empresas de Leasing-ABEL.

        We lease and finance automobiles through 9,187 dealers. Through our alliance with Banco Fiat we obtained access to 564 of those dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile finance application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are granted usually between 20 minutes and one hour, depending on the credit history of the customer.

        In March 2003, we concluded the strategic alliance with Fiat by acquiring 99.99% of Banco Fiat’s total capital for R$897.0 million. Banco Fiat enjoys, for a ten-year period from the date of the strategic alliance, exclusive rights in the Brazilian operations relating to automobile financing, leasing and consortium organized by Fiat, recommendation to automobile dealerships by Fiat for the use of Banco Fiat as the contracting automobile finance company of their choice, among others. See “Item 4A - History and Development of the Company - Certain Developments.”

        Furthermore, as part of our investment in BBA, we acquired the consumer credit portfolio of Fináustria, a subsidiary of BBA, in order to increase our market share in the automobile financing market. See “Item 4A - Information on the Company - History and Development of the Company - Certain Developments.”

       Credit Cards

        We are an important issuer of credit cards in Brazil in terms of number of cards issued, and ranked first in the Brazilian financial sector in terms of assets at December 31, 2002 according to the 2003 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical. As of December 31, 2003, there were approximately 5.8 million holders of our Mastercard and Visa card, Itaucard, representing 13.2% of the Brazilian credit card market, a 9% increase in Itaucard cardholders from 2002. For the year ended December 31, 2003, we had total billings of R$10.6 billion, or 12.8% of the market, a 21% increase in transaction volume from the same period in 2002 and a 48% increase from 2001.

        One of our main strategies in the credit card business is to offer our own credit cards to new depositors. Accordingly, our first step is to target individuals as depositors, and then offer them our credit cards as one of our many banking products. As a result of this strategy, currently more than 40% of our depositors are using Itaucard credit cards which they have received offers through our branch and ATM networks and through telemarketing.

        We also offer Itaucard credit cards to non-depositors, particularly to low-income individuals who do not need a bank account but need credit cards for installment purchases. A common retailing practice in Brazil, is the offer of merchandise in three or four monthly installments at the same price as full payment, where the merchant agrees to submit credit card payment slips at monthly intervals.

        Brazilians still predominantly use credit cards as a means of payment rather than as a credit instrument, although this has been changing over the past few years, particularly due to the reduction in inflation. Reduction in inflation led to increased consumer consumption and increased merchants’acceptance of credit cards.

        Our credit card operation includes the partnership in Credicard S.A. Administradora de Cartões de Crédito together with Citibank S.A. and Unibanco-União de Bancos Brasileiros S.A., which equally share 33.3% each in the partnership. Credicard has been operating independently for 30 years in the Brazilian market and it is a significant issuer of credit cards in Brazil in terms of number of cards issued (approximately 6.5 million). For the year ended December 31, 2003, Credicard had total billings of R$14.5 billion.

        According to our shareholders’ agreement, Citibank is responsible for Credicard’s management. Itaucard and Credicard offer Visa, MasterCard and Diners Club credit card products. Itaucard, Unibanco and Citibank are also co-owners of Redecard (acquirer) and Orbitall (credit card processing), which provide us with certain administrative services for our Itaucard credit cards, such as accounting, collection, processing and financial services.

       Asset Management and Investor Services

        We provide a broad range of asset management and investor services to our clients. We categorize these services broadly as asset management, brokerage, and securities services for third parties.

       Asset Management

        In 2003, we were the second largest investment fund manager among private-sector banks in Brazil, based on assets under management, according to Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks. As of December 31, 2003, we had total net assets under management of R$80.1 billion on behalf of approximately 2.7 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. As of December 31, 2003, we were the largest manager of private bank client assets, according to Associação Nacional dos Bancos de Investimento-ANBID, and the largest private manager of pension fund assets in Brazil, based on assets under management, according to the same association. In December 31, 2003, we had R$33.0 billion of net portfolio assets under management for pensions, corporations and private bank clients.

        Our fees are based on the average net asset value of the funds, which we calculate on a daily basis. Fees generally average approximately 3.2% per year for retail customer-targeted funds and 0.1% to 0.5% per year for corporate customer-targeted funds. Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

        We offer and manage 631 investment funds, including mostly fixed income and money market funds. We offer our retail customers over 28 funds, while we offer approximately 30 funds to our Itaú Personnalité clients. Private banking clients may invest in over 63 selected funds, including funds offered by other institutions. We also offer our corporate and private banking clients customized and exclusive funds.

        In October 2000, Atlantic Rating Análise Financeira Ltda., or Atlantic Rating, one of the largest rating agencies in Brazil, awarded our asset management area an AAA rating (excellent quality and least risk). This rating is the highest grade in Atlantic Rating’s qualification system, and is granted only to institutions that, among other things, have highly qualified managers to administer assets, a strong capital structure, well-defined strategies and highly consistent activities. In December 2001, the rating agency conducted a new diligence, which confirmed our AAA rate. Atlantic Rating and Fitch Brasil merged their operations on April 15, 2003 into Fitch Atlantic Ratings. On November 2003, Fitch Atlanctic Ratings finished reconciling its ratings and issued a new ratings list where we maintained our aaa (am) (bra) rating.

        In the second half of 2003 we acquired Banco AGF S.A, including its asset management area, which had R$1,160.7 million in assets under management in October 2003. With this acquisition, we have been able to offer a larger range of investments funds related to private pension plans.

        This association has helped us to further strengthen our position in the asset management activities in Brazil, confirming our focus on consistent and continuous value creation for our shareholders.

        In addition, in 2003 the acquisition process of BBA Investments was consolidated, though the integration of BBA’s professionals and products.

       Brokerage

        We provide brokerage services through our subsidiary ItaúCorretora de Valores, or Itaú Corretora. Itaú Corretora has provided these services since 1965 and operates on the São Paulo Stock Exchange, or Bovespa. In 1986, Itaú Corretora began its brokerage services in the Brazilian futures markets and has a seat on the Futures and Commodities Market, or BM&F. According to the Bovespa, Itaú Corretora ranked fourth by volume of transactions carried out on the Bovespa in 2003, with a volume of R$19.7 billion, which represented a market share of 4.8%. According to the BM&F,Itaú Corretora ranked seventh by number of contracts at the BM&F,negotiated 7.1 million contracts, which represented a market share of 3.8%. Itaú Corretora ranked third on online brokerage business at the Bovespa with a market share of 12.7%.

        We provide brokerage services for international clients through Itaú Securities Inc., our broker-dealer operations in New York, and through Itaú Europa London Branch.

        Itaú Corretora’s research team received several awards in 2003. The team received the best position in the ranking of Latin Finance 2003 Equity Medals among the Brazilian domestic brokerage houses with Silver Medals for Aviation and Metals and Bronze Medal for Mining. It received second position in Metals and Mining Sectors at Institutional Investors 2003 Top Latin American Research Teams and first position in Mining and Retail Sectors at “Investidor Institucional 2003 Prêmio Investidor.”

       Securities Services for Third Parties

        We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2003, we were ranked the top provider of securities services to third parties by Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks. At December 31, 2003, we were the largest provider of custody services, according to Associação Nacional dos Bancos de Investimento-ANBID. The market value of securities under our custody at December 31, 2003 was approximately R$615 billion. As of the same date, we acted as transfer agent for 605 Brazilian companies, which represented a market share of approximately 69%. We were also the registered holder of debentures for 124 companies, which represented a market share of approximately 46%.

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

        Our processing system and specialized staff of 500 employees enable us to administer more than 1,450 portfolios for mutual funds and institutional investors and to manage approximately 5 million investor accounts of mutual funds and companies as transfer agent.

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

       Insurance, Private Retirement and Capitalization Plans

       Insurance

        At December 31, 2003, we were the second largest insurance group in Brazil, based on written premiums, excluding health insurance, according to SUSEP. As of December 31, 2003, our written premium totaled approximately R$3.9 billion. In addition to our own insurance operations, we own an indirect 13.9% equity interest in AGF Brasil Seguros S.A., a general insurance company. We acquired this ownership interest in connection with our acquisition of BFB. However, its operations and results are not consolidated with ours, but are accounted for in accordance with the equity method.

        Our main lines of insurance are automobile, life (including VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan) - see “Private Retirement Plans” - and property and casualty, which accounted for 19%, 57% and 10%, respectively, of written premiums as of December 31, 2003. Our policies are sold through independent local brokers (19% of total premiums as of

December 31, 2003), our banking operations (60% of total premiums), multinational brokers (13% of total premiums) and other channels, such as direct marketing (7% of total premiums). We also retain a minor residual portfolio of health insurance policies.

        We reinsure a portion of the risks we underwrite, particularly large property and casualty risks that exceed the retention limits chosen by us within the limits of the regulations. Risks that exceed the retention limit must be ceded to IRB Brasil Resseguros S.A.-IRB, a federally controlled entity which has a monopoly on reinsurance in Brazil. We also buy portfolio protection from IRB Brasil Resseguros S.A.-IRB.

        One of our objectives is to increase our level of penetration in the Brazilian insurance market through independent local brokers and through multinational brokerage firms in the large risk segment. We also intend to develop “bancassurance,” which focuses particularly on higher income clients who typically do not use our branches for services on a regular basis. Bancassurance will involve the development of products specifically designed for these clients, and the use of more efficient marketing channels, such as direct and electronic marketing channels (e.g., telemarketing and Internet advertising). We expect that the development of bancassurance will result in a significant reduction in the number of policy cancellations, which will represent significant cost savings for us.

        We rely heavily on technology in our operations. For example, approximately 95% of the insurance policies we currently sell through our banking operations and our independent brokers are processed electronically through Internet connections between these distribution channels and our insurance area. We are continuing to make significant investments in technology in order to further improve our efficiency, reduce costs and decrease fraudulent claims. Although our claims ratio for the year ended December 31, 2003 was 57.9% compared to the Brazilian insurance ratio of 68.0% for the same period, we seek to further reduce this ratio.

        We are increasing Itaú’s ties with all types of independent brokers with a view for using this distribution channel in a much more efficient and diversified way.

        One of the highlights during 2003 was the acquisition of the insurance portfolio Vida em Grupo of AGF Seguros, ratifying the strategic importance of the division and contemplating a growth opportunity through independent brokers channel.

        Among the prizes received in 2003, we highlight the following: Top of Mind from Folha de São Paulo; Empresas mais Admiradas from Carta Capital - insurance sector; DMA Echo Awards - Viva Mulher product; Prêmio Amauta de Marketing Direto e Interativo - Viva Mulher product; Prêmio ABT - Associação Brasileira de Telemarketing - Itaucar Funcionários e Prêmio Padrão de Qualidade em B2B Magazine - Portal dos Corretores.

        During 2003, Itaú received: the “6th Top of Mind - year 2003,” in the human resources supplier category and “VI Prêmio Cobertura - Performance 2003,” best company in life and personal accidents.

       Private Retirement Plans

        In 2003, we, through our subsidiary Itauprev, reached pensions provisions of R$2.6 billion, an increase of 37% over 2002 and VGBL’s provisions (a type of retirement plan, which according to the regulation is considered a life insurance) of R$2.3 billion, increasing 31.7% compared to 2002.

        The purchase of AGF Vida e Previdência S.A. (regarding pension related products) was an event to highlight in 2003 followed by the approval of SUSEP. The combination of increased revenues and the technical provision of AGF Vida e Previdência S.A. improved our position in the market. Our total provision of R$4.9 billion in addition to AGF Vida e Previdência S.A.’s provisions on pensions and VGBL of R$569 million, placed Itauprev as second in the market place among the others companies ranked by technical provision.

        The corporate plans has represented a growth rate of reserves on Itaú of 60.2% while the total market has grown 27.5% according to the Associação Nacional da Previdência Privada - ANAPP. The plans, which are provided in technical provision, reached R$541 million in December 2003. This performance of Itaú in the corporate division represents the difference in quality of service offered to both the participants and the companies.

        At year-end 2003, we were the second largest private open retirement plan manager in Brazil based on total assets (Itaú + AGF), according to the 2003 official information supplied by ANAPP. During 2003, we were second in the amounts contributed to pension plans with the largest growth when compared to our main competitors. As of December 31, 2003, we had R$5.9 billion (Itaú + AGF) in assets allocated to satisfy our private retirement obligation, an increase of 102% as compared to 2002. We concentrate our activities in managing open private retirement plans which are undergoing a public pension plan reform and facing a strong growth.

       Capitalization Products

        Capitalization products are savings account-type products generally requiring that a client deposit a fixed sum with us, which will be refunded at the end of a pre-agreed term, but without interest. In return, the customer is entered into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2003, we had approximately 3 million capitalization plans outstanding with related provisions recorded of R$996 million. We distribute these products through our network of retail and Personnalité branches. These products are sold by a separate subsidiary, which is self-funding.

        During 2003, 1,080 thousand titles were sold representing an increase of 27% over 2002 (851 thousand titles).

        The PIC Esperança was launched in January 2003 to consolidate the family of capitalization products. This product was directed to the segment of customers who wish to contribute to an important social cause. The financial result of PIC Esperança was reverted to Unicef - Funds of the United Nation for the childhood and Itaú Social Foundation. In that period 200,000 titles were sold.

        We ranked third in this division in 2003, compared to fifth place in 2002, as a result of the performance reached by our telemarketing area and also due to the introduction of new products.

        We have developed more diversified products in order to reach lower revenue customers.

        In 2003, we distributed over R$35 million in money prizes to 888 customers.

       Banco Itaú-BBA S.A.

        Itaú-BBA provides services related mainly to corporate and investment banking areas.

       Corporate and Investment Banking

        We are an important provider of banking services for corporate customers in Brazil. We have over 950 corporate banking clients. Our corporate clients generally include domestic and multinational companies with annual revenues of more than R$100 million. Loans to corporate customers were approximately R$17 billion at December 31, 2003, or 48% of our total credit portfolio.

        We offer a full range of financial products and services to corporate customers and also offer credit and credit enhancement products similar to those we offer our middle market corporate customers. See “- Banco Itaú Middle Market Banking.” However, the financial products and services we offer to our corporate customers are specifically designed in response to their individual needs, while the products and services offered to our middle market customers are relatively more standardized (although designed in accordance with each type of customer and industry).

        We offer a variety of loans to our corporate customers for the financing of imports, export transactions and general direct investments, such as the acquisition of equipment, machinery and other facilities. In addition, we act as a financial agent in on-lending Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank, funds to private borrowers in sectors targeted for economic development. We believe we differentiate ourselves from our competitors by operating in the credit business with conservative limits of capital. Loans granted for import and export financing usually have maturities ranging from one to five years, while those for direct investment usually have maturities ranging from two to eight years.

        As part of our division of operations strategy, our association with BBA allowed us to complement our own business by offering to corporate customers a combination of BBA’s specialized service and product expertise and Banco Itaú’s proficiency in corporate services and financial operations.

        Effective on March 10, 2003, Itaú gradually started to transfer certain of its wholesale and investment banking operations, and the bank officers associated with those operations, from Itaucorp to BBA. As of the same date, BBA was renamed Itaú-BBA. Effective on April 1, 2003, certain of the non-wholesale and investment banking operations, and the relevant employees, of BBA were transferred to Itaú. In particular, BBA’s fund and portfolio management and private banking activities is being merged with the corresponding businesses of Itaú and its other subsidiaries, increasing Itaú’s existing business and portfolios.

        While control of Itaú-BBA is shared between Itaú and certain of the prior shareholders of BBA, Itaú-BBA maintains operating autonomy, all of which is intended to strengthen the separation of the corporate and investment banking businesses.

        In 2003, we significantly improved the operational integration of the corporate banking activities of Itaú into Itaú-BBA.

        This integration demanded investments in the systems of both banks, making it feasible to have: (i) a centralized management of the corporate banking activities by Itaú-BBA, and (ii) a shared and consolidated control by Itaú Holding.

        In this context, two aspects were of extreme importance: (i) the economies of scale resulting from these investments, due to the rationalization of several processes in common and the development of optimal solutions for systems and controls; and (ii) the low costs incurred in 2003 for the development of the new structure of Itaú-BBA.

        We emphasize that the integration between the teams of the two institutions happened harmoniously and efficiently, allowing for fast appropriation of knowledge related to new products and for the offer of individualized and comprehensive services for the clients of the corporate banking.

        Underwriting. We are a significant underwriter of equity and debt offerings in Brazil according to Associação Nacional dos Bancos de Investimento-ANBID, the national association of investment banks, and CVM. In 2003, we advised clients in raising in the local equity and debt capital markets approximately R$4.6 billion through nine transactions which accounted for more than 45% of the amount raised in Brazil.

        During 2003, we participated in fixed income issues amounting to approximately R$3.2 billion (debentures and local commercial papers), which were responsible for approximately 43% of all fixed income instruments issued in Brazil. In the equity markets, we participated in primary and secondary offerings representing a total aggregate amount of approximately R$1.4 billion, which accounted for more than 53% of total volume of all equity offerings.

        In the international debt market, Itaú-BBA coordinated the offerings of medium-term notes issued by Telemar Participações S.A. and by Branscan Imobiliária Incorporações S.A. in the amounts of US$50 million and US$40 million, respectively.

        In the equity markets, Itaú-BBA coordinated the offerings of Coteminas in the amount of R$150 million, VCP - Votorantim Celulose e Papel S.A. and Cia. Suzano de Papel e Celulose, the later in the amount of R$390 million, in addition to advising Grupo Ipiranga at structuring the capital increase of Ipiranga Petroquímica S.A. in the amount of R$250 million.

        Itaú-BBA also advised clients in structuring and carrying out six public offerings for the acquisition of shares, including BR Distribuidora for the acquisition of shares of Petrobrás in the amount of R$470 million.

        In 2003, we also successfully concluded the structuring and distribution of quotas of the investment fund of receivables of Parmalat, one of the first of its kind which was distributed in Brazil. Due to problems faced by the group, this investment fund was prematurely dissolved, and its investors were totally reimbursed, showing how secure it was such type of investment offered by Itaú-BBA.

        In the first quarter of 2004, Itaú-BBA advised clients on local debt offerings, in the total amount of R$520 million, including the public offer of Lojas Americanas in the amount of R$200 million and the investment fund of receivables of CPFL in the amount of R$150 million. We also participated in the issuance by Walter Torres Volkswagen of real estate receivables for 10 years in the amount of approximately R$70 million, which closed under a provisional registration with CVM.

        In the international markets, we highlight our coordination of the global offering and sale of 10-year notes issued by CSN, in the total amount of US$200 million, which also closed in the first quarter of 2004.

        In 2003, we also consolidated the Mergers and Acquisitions group of Itaú with that of Itaú-BBA, which significantly increased business opportunities by strengthening the teams from both institutions. Some examples of this improvement are: (i) the access to a higher number of potential clients; (ii) the improvement of the financing options in connection with acquisitions; and (iii) a better integration of the Mergers and Acquisitions and Capital Markets groups, developing more comprehensive solutions for clients.

        The Mergers and Acquisitions group of Itaú-BBA has a very comprehensive approach, which can be seen by its activities in 2003. Among the main consulting services, the ones that stand out are: services of valuation, strategic analyses and corporate reorganizations for clients in important areas, such as capital assets, fertilizers, retail and petrochemicals.

       Services provided by both Itaú and Itaú-BBA

        Itaú and Itaú-BBA share the performance of the following services:

•	International Operations
•	Trade Financing

        International Operations

        In December 2003, the international operations of Itaú Holding and its affiliates were developed through the following entities outside Brazil:

United States

Itaú Securities Inc. Banco Itaú S/A New York Branch Banco Itaú-BBA S/A Representative Office New York

Central and South America

Banco Itaú BBA S/A Nassau Branch
Banco Itaú BBA S/A Montevideo Branch
Banco Itaú-BBA S/A Representative Office Buenos Aires
BBA Bank Ltd. (to be discontinued within this year)
IFE Banco Bemge (Uruguay) S.A. (under voluntary liquidation process)
Banco del Parana S/A (Paraguay) (under voluntary liquidation process)
Banco Itaú Buen Ayre S.A.
Itau Bank, Ltd (Cayman)
Banco Itaú S/A Grand Cayman Branch

Europe

Banco Itaú Europa S.A. (Lisbon) Banco Itaú Europa S/A London Branch Banco Itaú Europa Luxembourg S.A. Representative Office - Frankfurt

Asia

        Representative Office - Tokyo (to be converted into a Branch)

        Banco Itaú Buen Ayre. We began operations in Argentina with the opening of a branch in 1979, followed by the beginning of operations of Itaú Argentina, our wholly owned subsidiary, in 1994. In order to further expand our operations in Argentina, we acquired Banco del Buen Ayre in November 1998. The merger of Banco del Buen Ayre and Itaú Argentina was completed in October 1999, to form Banco Itaú Buen Ayre S.A., or Banco Itaú Buen Ayre.

        The core business of Banco Itaú Buen Ayre is retail banking, with approximately 178,000 active customers in the Argentine middle and upper income bracket at December 31, 2003. At December 31, 2003, according to accounting practices adopted in Brazil, Banco Itaú Buen Ayre had assets of R$1,532 million, loan and leasing operations of R$605 million, deposits totaling R$1,134 million, and stockholders’ equity of R$271 million. At that date Banco ItaúBuen Ayre had a branch network consisting of 78 branches (including 1 former Itaú Argentina branch), which is one of the largest branch networks in the Buenos Aires metropolitan area, 251 ATMs, which is one of the largest ATM networks in Argentina, and 28 CSBs (customer site branches). Banco ItaúBuen Ayre is significantly concentrated in the Buenos Aires metropolitan area.

        Since December 2001, Argentina experienced significant political and economical instability. See “Item 3D - Key Information - Risk Factors - Risks Relating to Brazil - Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.” These measures had an impact on the operations of Banco Itaú Buen Ayre and in our consolidated financial statements as of December 31, 2001.

        The year of 2003 was marked by a social, political and economical improvement. In this context, Banco Itaú Buen Ayre maintained its plan for new business opportunities, carrying out a constant search of costs efficiency and maintaining priority in a policy of high liquidity and tight credit policies in order to allow only low risk credit operations.

        Banco Itaú Buen Ayre was one of the banks which increased its deposits in the Argentine private sector, with a growth of 108% in 2003 compared to 2002. This growth allowed an increase in its participation in the private sector market from 0.91% in 2002 to 1.55% in 2003.

        Banco Itaú Buen Ayre’s level of loans portfolio increased almost 50% in the market comparing to 2002 (2% in 2002 compared to 2.9% in 2003).

        Certain measures taken by the Argentine government to control the economic crisis led to a large amount of depositor’s class actions against Banco Itaú Buen Ayre (R$39.9 million in total, as of December 31, 2003) demanding the enforcement of the original contracts in U.S. dollars. The Argentine banking association and Argentine banks in particular, including Banco Itaú Buen Ayre, have carried out administrative actions before the Argentine central bank and the finance sector in order to compensate the amount through the issuance of public debt.

        Management believes that Banco Itaú Buen Ayre has a positive liquidity position that allows it to continue its regular operations without requiring loans from the Banco Central de la Republica Argentina, or BCRA, or any financial help from the Argentine government.

        Even though the Argentine Financial System has gone through an economic crisis, Banco Itaú Buen Ayre is in a privileged situation because of the financial policy that has been adopted. This policy allows the bank to have higher capital reserves and solvency when compared to the rest of the financial system. Banco Itaú Buen Ayre stockholders’ equity exceeds R$248 million, the minimum requested to act as a local financial entity, according to the BCRA rules.

        Banco Itaú Europa S.A. Controlled by our holding Itaúsa, Banco Itaú Europa S.A. is a Portuguese-chartered bank which focuses in foreign trade financing and direct investments between Brazil and Europe. Its subsidiary, Banco Itaú Europa Luxembourg S.A., provides offshore private banking businesses to our Brazilian clientele. All of our transactions with Banco Itaú Europa S.A. are on an arm’s-length basis.

        IFE Banco Bemge (Uruguay) S.A. and Banco del Parana S/A (Paraguay). At the request of Itaú group, the banking licenses of IFE Bancio Bemge (Uruguay) S.A. and Banco del Parana S/A (Paraguay) have been cancelled on December, 2003 and the operations are expected to be fully discontinued within 2004, given the fact that those operations were no longer aligned with our strategy towards international transactions.

        The other international operations have four basic objectives:

(i)	Support our clients in cross-border financial transactions and services:

        The international operations area is active in providing our clients a variety of financial products such as trade financing, loans from official credit agencies, off-shore loans, services related to international cash management, foreign exchange, letters of credit, performance or bid bonds, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets placements.

        The following units are relevant in the render of services for clients: Banco Itaú BBA S/A Nassau Branch (corporate banking business), Banco Itaú S/A New York Branch and Banco Itaú S/A Grand Cayman Branch (concentrated on middle market clientele), Banco Itaú Buen Ayre S.A. (Argentina retail clients, international corporate banking and middle market).

(ii)	Deal with proprietary portfolios and to raise capital through the issuance of securities in the international market:

        Raising capital through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by our Grand Cayman and New York branches, by our banking subsidiary Itaú Bank Ltd., or yet by Banco Itaú BBA S/A Nassau Branch.

        Relevant proprietary portfolios are held in Itaú Bank Ltd. and Banco Itaú S.A Cayman Branch, which in their turn have issued subordinated debt that are treated as Tier II Capital. These units also enhance Itaú’s ability to manage its international liquidity and gaps. Itaú-BBA’s eventual proprietary positions abroad are registered in the Banco Itaú BBA S/A Nassau Branch.

        International operations enables the group to establish and monitor trade-related lines of credit from foreign banks, to maintain correspondent banking relationships with money centers and regional banks throughout the world and to oversee our other foreign currency raising activities.

(iii)	Participate in the international capital markets as dealers:

        The group has international fixed income desks in Brazil (Banco Itaú S/A), New York (Itaú Securities Inc.), Lisbon and London (Banco Itaú Europa S/A), and Argentina (Banco Itaú Buen Ayre S.A.). Our international fixed income team is active in trading and offering emerging markets securities. In line with the strategy to become a non-stop market dealer, Itaú intends to open a trading desk in Hong Kong by the end of 2004, which has already been approved by the Brazilian Central Bank.

(iv)	Have a presence in important financial markets through representative offices, such as Frankfurt (covering several countries in Europe) and Tokyo (covering relationships in Asia).

        The latter, however, is in the final stages of being converted into a branch to serve as a financial vehicle for the Brazilian community working in Japan.

        Trade Financing

        We conduct our trade finance and related foreign exchange trading activities through our head office and seven branches. The branches that handle the largest trade financing transactions are located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Belo Horizonte, Campinas, Curitiba and Salvador. We also receive trade finance support from our New York and Grand Cayman branches and Banco Itaú Buen Ayre. For the year ended December 31, 2003, we financed approximately R$5.1 billion of Itaú’s trade transactions.

        Our trade financing activities focus on export, pre-export and import financing. Export and pre-export financing take the form of an advance to an exporter in reais against a foreign exchange contract entered into with us either before or after the shipment occurs. We also act as an intermediary between domestic exporters and foreign importers in advancing pre-export financing from the importer to the exporter. We may do these transactions with or without assuming the credit risk of the exporter. Once exports have been shipped, a trade bill is issued. We remit the bill to our overseas branch or subsidiary or correspondent bank in the relevant country for collection in the relevant foreign currency. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding at December 31, 2003 for Itaú was approximately R$1.9 billion. We use the same credit approval and control policies for our import and export financing as for the rest of our loans.

        Our export financing to larger corporate customers is generally unsecured. We usually require smaller corporate customers to provide security, particularly for pre-export financing. Export financing is extended in reais and indexed to the U.S. dollar or the relevant foreign currency of the foreign exchange contract.

        We conduct import financing by extending credit and by issuing letters of credit. At December 31, 2003, Itaú had R$2.1 billion (including guarantees) in principal amount of import financing. We fund our trade finance through the issuance of securities in the international capital markets and through our capital base abroad. As of December 31, 2003, we had outstanding funding of approximately R$20 billion from the issuance of structured securities and international financial funding. Our international securities and capital base abroad also enable us to maintain significant liquidity in our international operations. At December 31, 2003, we maintained approximately R$5 billion in overnight deposits outside Brazil.

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

        For the year ended December 31, 2003, our total volume of foreign exchange transactions related to exports was approximately R$2.9 billion and our total volume of foreign exchange transactions related to imports was approximately R$4.6 billion.

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

        The following table provides information as to our branch network, customer site branches and ATMs at December 31, 2003:

                                         Branches            CSBs          ATMs
                                         --------            ----         ------
Banco Itau .....................           1,649             742          17,600
Personnalite ...................              64              --             128
Banerj .........................             130              42           1,387
Bemge ..........................             204               1             294
Banestado ......................             125               5             254
BEG ............................              60              33             107
Itau-BBA .......................               6              --              --
                                           -----             ---          ------
     Total .....................           2,238             823          19,770
                                           =====             ===          ======

        The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2003:

Region                                   Branches            CSBs          ATMs
------                                   --------            ----         ------
South ..........................             485             190           2,912
Southeast ......................           1,399             512          14,477
Centerwest .....................             234              78           1,177
Northeast ......................              92              22             919
North ..........................              28              21             285
                                           -----             ---          ------
     Total .....................           2,238             823          19,770
                                           =====             ===          ======

       Branches

        As of December 31, 2003, we had a network of 2,238 full service branches throughout Brazil, which include branches acquired from Banerj, Bemge, Banestado, BEG and Itaú-BBA, and our Personnalité branches. We have branches in municipalities representing over 84% of Brazil’s GDP at December 31, 2003. Although our branch network is national, our branches are concentrated heavily in the southeast of Brazil, the wealthiest and most populous region. At December 31, 2003, 87% of our branches were located in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, which collectively accounted for more than 64% of Brazil’s GDP. The branch network serves as a distribution network for all of the products and services we offer to our customers. We also offer credit cards, insurance plans and private retirement plans through our branches.

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

       Customer Site Branches, or CSBs

        We operated 823 CSBs throughout Brazil at December 31, 2003. The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs. The CSBs represent a low cost alternative to opening full service branches. In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

        Our full service branches and CSBs are linked through our telecommunications network. This network provides on-line, real-time access to customer-specific, product and general information and processing capacity for the completion of transactions.

        ATMs

        We operated 19,770 ATMs at December 31, 2003 for the use of our customers. The annual volume of the exclusive ATMs is approximately 1,033 million transactions. ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours. Our customers may exclusively conduct almost all account operations through ATMs, including withdrawals, deposits, credit activation, electronic transfers, bill payments and investment fund transactions. ATMs are low cost alternatives to employee-based services and give us points of presence at costs significantly lower than branches. We also have arrangements with other network operators such as Cirrus and Maestro in connection with our ATM services. Through these relationships, our customers may withdraw money at additional ATMs located in cities throughout Brazil and abroad. In addition, non-Itaú customers can withdraw money at our ATMs.

       Other Distribution Channels

        We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through different electronic channels, which allow us to conduct our retail operations at a low transaction cost. These channels include:

•	Bankfone, our attended telephone services, with an annual volume of 41 million transactions,

•	Itaufone, our automated response telephone system, with an annual volume of 145 million transactions,

•	Bankline, our home and office computer banking system, with an annual volume of 441 million transactions,

•	Itaufax, which provides account information via facsimile transmissions, with an annual volume of 10 million transactions,

•	POS/PDV/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the point of sale, with 121 million transactions per year,

•	Fiat automobile dealer shops for financing and leasing of new automobiles, and

•	various others, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

        We entered into a strategic alliance with AOL Latin America, see “Item 4A - History and Development of the Company - Certain Developments,” and launched a co-branded Internet access service at the beginning of 2001. It offers access to banking services, an exclusive customized financial channel and a complete package of AOL Internet services. The service is available to all our clients and employees throughout Brazil, 24 hours a day, seven days a week.

Risk Management

        The Central Bank is looking to implement changes in regulations in financial institution risk management operations in the future. The changes will be implemented according to the proposals set forth in the New Capital Agreement being discussed by the Basel Committee. The proposals in the agreement are based on the following principles of banking administration:

•	extension of the minimum capital requirements for coverage of the various risks based on internal models of financial institutions,

•	improvement of banking surveillance, and

•	significant expansion of the existing disclosure requirements.

        We have anticipated these trends by developing and improving proprietary risk management systems which are in compliance with the Central Bank’s regulations and with international practices and procedures. The models are based on the following elements:

•	economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions,

•	the quantification of market risks by value at risk (VaR), of credit risks by using credit scoring and proprietary rating models; and of operational risks by using internal statistical models,

•	the daily monitoring of positions in relation to pre-established risk limits, and

•	evaluations that identify alternatives for protection of eventual liquidity losses and contingency plans for crisis situations.

        For more information on our risk management policies, see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

        Risk management is under the responsibility of the following committees:

•	our senior credit committee, which sets overall credit risk policy and makes major credit risk decisions,

•	our financial executive committee, which sets policies and limits for market and liquidity risks, and monitors positions on a consolidated basis, and

•	our auditing and operational risk supervision committee (comissão de auditoria e acompanhamento de riscos operacionais), which monitors operational risk controls and compliance systems.

       Market and Liquidity Risk Management

        Market and liquidity risk is the responsibility of our financial executive committee. The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios. It also determines criteria for internal fund transfers and establishes minimum reserve limits for our various operating entities.

        The management of liquidity allows us to simultaneously meet our operating requirements, protect our capital base and maintain maximum flexibility to take advantage of market and growth opportunities. We seek to manage mismatches in maturities in order to manage risks associated with interest rates and foreign exchange rates, and establish strict control of market and liquidity risks associated with our proprietary trading activities. To achieve these goals, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends to attempt to preempt from adverse market movements. Our VaR model analyzes volatility and correlation of market rates on overnight basis. The model provides results at a 99% confidence level (2.33 standard deviations). We seek to improve our risk management techniques by back testing our results. In addition, we estimate potential losses under stress conditions, to be used as a reference to limit our overall risk exposure. See “Item 11 - Qualitative and Quantitative Disclosures About Market Risk - Market Risk.”

        The financial executive committee analyzes the statement of income and risk information on a weekly basis and establishes overnight limits for our risks and mismatches, interest rate positions and foreign currency risk positions. It takes into account correlations across different markets. Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered into risk models. In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

       Credit Risk Management

        Our credit risk management is centralized and carried out by a specific structure under the corporate risk area, which congregates also operational and market risk. Our senior credit committee defines the credit policies of the different divisions, where the wholesale is concentrated on Itaú-BBA, established after the association with BBA, and the retail, small and medium enterprises, or SME are concentrated on Itaú. The credit committees establish standards and limits, fix risk classifications and oversee the credit operation approval process. In the case of very large credit operations, the credit committee must also consult with the senior credit committee. In addition, the senior credit committee analyzes cases which have received the negative opinion of at least one of the members of the credit committee or cases with greater significant or special features. In order to keep consistency within the Itaú conglomerate, there are senior credit representatives of both Itaú-BBA and Itaú in the committees.

        The credit committees are responsible for defining policies for the different divisions, classifying risks, setting credit limits for loans, financing, guarantees and securities and overseeing the comprehensive credit approval process and scoring models. Credit committees are responsible for approving and disseminating orientation and technical standards. They also follow and analyze their clients’ financial and economic changes, evaluate the guarantees of the transactions and supervise collection proceedings for clients whose payments are in arrears.

        We have a highly structured set of procedures and tools for credit approvals, including our internal rating system for clients that differ for the various categories of customers (i.e., retail, Personnalité, private banking, small business, middle market and large corporate customers). Applications for credit limits or a loan are distinct processes. Before a loan is funded, the account officer responsible for the disbursement has to review the application and ensure that all relevant conditions precedent, including the granting of security where appropriate, are met.

        Within the retail and small business operations, most types of loans to individuals and small companies are subject to our automated credit process. When an account is established with us, we obtain information about the customer’s income, wealth, professional standing (in the case of individuals), credit record and relationship history. Based on this data and advanced credit and behavioral scoring models, we assign each customer an aggregate credit limit. Within that aggregate credit limit, credit is available up to specified amounts for different types of advances. If the customer seeks a credit line in excess of the assigned limit, and the requested line is within the permitted discretion of the account manager, then this credit line may be granted. Some negative references and other behavioral information from the automated process are updated daily triggering revision on the client score and consequently the credit and limit definition. The client must provide new credit information to us at least annually. The automated credit process applies to overdraft accounts, credit cards, consumer and personal loans and automobile financing.

        There is a different credit review process for credit greater than that available through the automated credit process and for categories of customer or types of credit not subject to the automated credit process, including credit operations in the middle market and corporate divisions. In these cases, we examine each application individually, verify data and carry out traditional credit analysis methodologies. This process has not suffered any relevant changes after the BBA association.

        In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the high middle market (with annual revenues in excess of R$50 million) and corporate divisions. We analyze information in order to assign an internal credit rating based on eight separate risk classifications. Within this high middle and corporate division, we currently have ratings for approximately 3,000 business groups comprising approximately 20,000 companies. The rating system is a tool to assist the credit review process and it is not a classification to automatically grant the customer a pre-approved limit. We are prepared to grant credit to companies with annual revenues below R$25 million on a non-classified basis. This is subject to certain considerations, including a balance sheet analysis and the existing relationship with the customer. Credit assignments are reevaluated at least on a yearly basis, or sooner if something comes to the attention of the credit area.

        We assign each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Within Itaú, that is focused on retail and SME, credit managers may approve values between R$180,000 and either R$2.5 million or R$5 million (if two credit managers are acting together), depending on the rating attributed to the borrower under the automated credit process. For loans between R$3 million and R$12 million, approval must be given by a credit director. Loans between R$10 million and R$60 million require approval from the credit committee, and may require approval from the senior credit committee, depending on the terms of the proposed loan and the credit rating of the proposed borrower. In addition, any loan higher than R$50 million is subject to the approval of the senior credit committee.

        At Itaú-BBA, that targets the large corporate divisions, the credit decision process is also based on the rating and size of the loan. There is no individual authority and the lowest credit authority is represented by two commercial directors and the credit director/credit representative, who, together, can approve up to R$75 million, depending on the risk rating. The highest credit authority within Itaú-BBA is represented by the commercial vice-president and the credit director, who, together can approve up to R$100 million, depending on the risk rating. Any loan out of Itaú-BBA credit authority has to be submitted to the approval of Itaú Holding senior credit committee.

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

        The first module, which is primarily focused on the management of operational risk, has already been implemented at Itaú and has been currently implemented at Banco Itaú Buen Ayre and Itaú-BBA. It permits a standard registration for events involving operational errors that have a material financial impact or which result in a risk to our image. This tool, which is used in conjunction with the CSA system (Control Self Assessment), allows the managers of each line of business, in cooperation with compliance officers, to identify the risk incurred and a quick and encompassing response with respect to problematic processes. Remedial action is taken in relation to the effects of the specific occurrence. Notwithstanding, and even more importantly, preemptive actions are implemented in relation to the cause of such risks, thus avoiding fallbacks. This system has provided us with very good results due to the actions of managers in relation to the various processes that have presented errors. There was also an increase in integration among areas, thus promoting transparency with respect to activities and increased awareness of the importance of operational risks when decisions related to new businesses, activities, and products are made.

        The second module, which implementation stage is advanced, focuses on control of those operational risks and includes a database of operational losses, such as frauds and legal suits. The database is used on statistical models to measure and control operational risks. In the near future, they will not only be based on past occurrences, but will also estimate the impact of potential high risk processing errors. The models being developed are also perfectly aligned with the proposals under discussion by the Basel Committee and they are expected to be ready for use when the New Agreement goes into effect, improving processes for setting up provisions for expected losses and allocation of capital for unexpected losses by business unit and nature of event.

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

       Insurance Underwriting and Portfolio Risk Management

        Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business. This approach is designed to maintain high quality underwriting and pricing discipline. In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on proprietary data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation. This information provides specialized knowledge about industry segments and helps analyze risk based on account characteristics and pricing parameters. With respect to auto insurance, we use information from the applicant and take into account factors such as gender, age, driving experience and use of the vehicle. The information is applied to rating programs used by independent selling brokers and other channels.

Funding

       Main Sources

        Our principal source of funding is deposits from the Brazilian public, including individuals and businesses. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits sold to customers and interbank deposits from financial institutions. As of December 31, 2003, total deposits amounted to approximately R$33 billion representing 47.3% of total funding. Our savings deposits represent our major source of funding which, as of December 31, 2003 accounted for 55.7% of total deposits.

        The following table sets forth a breakdown of our sources of funding as of December 31, 2003 and 2002:

                                                                             As of December 31,
                                                          ----------------------------------------------------------
                                                                    2003                            2002
                                                          --------------------------     ---------------------------
                                                          Millions        % of total     Millions         % of total
                                                            of R$           funding        of R$           funding
                                                          --------        ----------     --------         ----------
Demand deposits ......................................      9,322             13.3         9,924             14.7
Savings deposits .....................................     18,521             26.3        18,592             27.5
Time deposits ........................................      4,408              6.3         6,068              9.0
Deposits from banks ..................................        989              1.4           238              0.4
                                                           ------            -----        ------            -----
  Total deposits .....................................     33,240             47.3        34,822             51.6
Federal funds purchased and securities sold under
  repurchase agreements ..............................      9,473             13.5         5,157              7.6
Commercial Paper .....................................         --               --            --               --
Trade finance borrowings .............................      4,756              6.8         5,803              8.6
Mortgage notes .......................................        152              0.2            --               --
Local on-lendings ....................................        189              0.3           164              0.2
Euronotes ............................................        539              0.8           265              0.4
Securities issued by us sold to customers under
  repurchase agreements ..............................      6,703              9.5         5,859              8.7
Other short-term borrowings ..........................        101              0.1           230              0.3
    Total short-term borrowings ......................     12,440             17.7        12,321             18.2
Local on-lendings ....................................      4,270              6.1         4,336              6.4
Euronotes ............................................      1,377              2.0           918              1.4
Fixed rate notes .....................................          3              0.0         1,352              2.0
Commercial Paper .....................................          3              0.0           145              0.2
Mortgage notes .......................................         20              0.0            --               --
Trade financing borrowings ...........................      2,523              3.5         3,522              5.2

                                                                             As of December 31,
                                                          ----------------------------------------------------------
                                                                    2003                            2002
                                                          --------------------------     ---------------------------
                                                          Millions        % of total     Millions         % of total
                                                            of R$           funding        of R$           funding
                                                          --------        ----------     --------         ----------
Debentures ...........................................        427              0.6           239              0.4
Subordinated debt ....................................      4,394              6.3         3,122              4.6
Diversified payments right ...........................      1,902              2.7         1,423              2.1
Other long-term debt .................................        197              0.3           208              0.3
      Total long-term borrowings .....................     15,116             21.5        15,265             22.6
                                                           ------            -----        ------            -----
      Total ..........................................     70,269            100.0        67,565            100.0

        The following tables set forth a breakdown of deposits by maturity, as of December 31, 2003 and 2002:

                                                                       As of December 31, 2003
                                              -----------------------------------------------------------------------
                                                                31-180          181-365         Over
                                              0-30 days          days            days         365 days          Total
                                              ---------         ------          -------       --------          -----
                                                                         (in millions of R$)
Non-interest bearing deposits .......           9,322              --              --              --           9,322
                                               ------             ---           -----           -----          ------
Demand deposits .....................           9,322              --              --              --           9,322
Interest bearing deposits ...........          20,498             960           1,060           1,400          23,918
                                               ------             ---           -----           -----          ------
Deposits from banks .................             920              23              43               3             989
Savings deposits ....................          18,521              --              --              --          18,521
Time deposits .......................           1,057             937           1,017           1,397           4,408
                                               ------             ---           -----           -----          ------
     Total ..........................          29,820             960           1,060           1,400          33,240

                                                                       As of December 31, 2003
                                              -----------------------------------------------------------------------
                                                                31-180          181-365         Over
                                              0-30 days          days            days         365 days          Total
                                              ---------         ------          -------       --------          -----
                                                                         (in millions of R$)
Non-interest bearing deposits .......           9,924              --              --              --           9,924
                                               ------             ---           -----           -----          ------
Demand deposits .....................           9,924              --              --              --           9,924
Interest bearing deposits ...........          19,861           1,919           1,159           1,959          24,898
                                               ------             ---           -----           -----          ------
Deposits from banks .................             162              23              --              53             238
Savings deposits ....................          18,573              19              --              --          18,592
Time deposits .......................           1,126           1,877           1,159           1,906           6,068
                                               ------             ---           -----           -----          ------
     Total ..........................          29,785           1,919           1,159           1,959          34,822

        The following table sets forth the mix of the individual and corporate time deposits at our domestic offices, divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2003 and 2002:

                                                           As of December 31,
                                                         ---------------------
                                                          2003           2002
                                                         ------         ------
Retail ...................................                14.3%          17.4%
Personnalite .............................                 0.7            1.5
Middle market ............................                 0.4            1.2
Corporate ................................                84.6           79.9
                                                         -----          -----
     Total ...............................               100.0%         100.0%
                                                         =====          =====

       Other Sources

        We also act as a financial agent for Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank. As of December 31, 2003, we participated as on-lender in BNDES-financed transactions valued at approximately R$4.5 billion. See “- Operations - Banco Itaú-BBA S.A. - Corporate and Investment Banking.”

        We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2003, our total import and export funding was approximately R$7.3 billion.

        In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2003, we had approximately R$1.9 billion outstanding of structured and financial transactions. Our international operations, including our Grand Cayman, New York and Itaú-BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “- Operations - Services provided by both Itaú and Itaú-BBA.”

        We also generate additional funds for our operations through the resale to our customers of our securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the CDI interbank rate. Total funding under this financial product as of December 31, 2003 amounted to R$6.7 billion.

        In July and November 2003, we entered into securitization transactions relating to our non-Brazilian diversified payment order in the amounts of US$150 million, US$50 million (both in July) and US$105 million, respectively. In March and July 2002, we also obtained funds through those transactions in the amounts of US$250 million and US$150 million, respectively. These transactions are essentially secured loans collaterized by our current and future payment orders. We believe that the effective interest rate under these transactions, 0.63% above LIBOR, 1.17% and 5.01%, respectively, in 2003 and 0.70% and 0.65% above LIBOR, respectively in 2002 are lower than could otherwise be obtained through other available financing alternatives.

        In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

        Over the last six years (from 1998 to 2003), we have made technology investments of R$2.0 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

Competition

       General

        The beginning of 2004 has been characterized by increased competition and consolidation in the financial institution industry. For example, in February 2004, Bradesco acquired in an auction, the controlling shares of Banco do Estado do Maranhão S.A. - “BEM” and its controlled companies for an amount of R$78 million. In March 2004, Unibanco acquired 100% of HiperCard Administradora de Cartão de Crédito Ltda quotas, in an amount of R$630 million.

       Retail Banking

        The markets for financial and banking services in Brazil are highly competitive. At December 31, 2003, there were 140 multiple-service banks, 23 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

        We, together with Banco Bradesco, Unibanco, Banco Santander and ABN-AMRO, dominate the private multiple services banking sector. At December 31, 2003, we accounted for more than 61% of the Brazilian multiple services private banking sector’s total assets. We also face competition from public-sector banks. Banco do Brasil

S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 33.1% of the banking system’s total assets at December 31, 2003.

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

        The federal government has announced that it intends to privatize certain state-owned banks in the near future. These privatizations may trigger the acquisition of other Brazilian banks, leading to further consolidation of the industry and increased competition, although we believe we are well positioned to compete in this new environment.

       Credit Cards

        The Brazilian credit card market is highly competitive, consisting of credit card issuers of varying sizes. The primary competitors of Itaucard and Credicard are Banco Bradesco, Banco do Brasil, Unibanco and Banco ABN AMRO Real. We believe that the primary competitive factors in this market are brand, price (interest rate, cardholder fees and merchant fees), card distribution network, card acceptance and brand name recognition. Credit card companies are increasingly adopting co-branded strategies, alliances and mileage programs to enhance their product portfolios.

       Asset Management

        The asset management industry in Brazil is still in an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes established banks such as Banco do Brasil, Banco Bradesco and Unibanco as well as several other participants such as Caixa Econômica Federal, Citibank, BankBoston, HSBC, ABN AMRO Real and Banco Safra.

       Insurance

        The Brazilian insurance market is highly competitive. As of December 31, 2003, this industry consisted of approximately 130 insurance companies of varying sizes. Our primary competitors in this sector are Sul América Seguros, Bradesco Seguros, Porto Seguro Seguros, Unibanco AIG Seguros and AGF Brasil Seguros. At December 31, 2003, we represented approximately 12.6% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presences in their respective region.

       Private Retirement Plans and Capitalization Products

        All divisions are undergoing regulatory changes. See “- Operations - Insurance, Private Retirement and Capitalization Plans - Private Retirement Plans and Capitalization Plans” for more information. Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil and Unibanco, which, like us, take advantage of their extensive branch network to gain access to the retail market.

       Corporate and Investment Banking

        The association of Banco Itaú with BBA and the creation of Itaú-BBA formed the largest wholesale bank in Brazil with approximately 1,000 corporate customers. In the corporate and investment banking area we face competition from some of the largest banks in Brazil, namely Bradesco, Unibanco and Banco do Brasil as well as the presence in the corporate market of international financial groups which compete with us in the wholesale business including, BankBoston, Citibank, HSBC, Santander, ABN-AMRO and UBS. Additionally, there are smaller banks which are active in the corporate sector, including Votorantim, ABC Brasil, Alpha, Pactual and Safra.

REGULATION AND SUPERVISION

        The basic institutional framework of the Brazilian financial system was established in 1964, through the banking reform law. This legislation created Conselho Monetário Nacional-CMN (“CMN”), the national monetary council, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. The CMN is chaired by the Minister of Finance and includes the Minister of Planning and Budget and the President of the Central Bank.

The Banking Reform Law

       Overview

        The banking reform law regulates the National Financial System, which is composed of the CMN, the Central Bank, Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social-BNDES (the government-controlled development bank) and numerous public- and private-sector financial institutions. This law grants to the CMN the power to control lending and capital limits, approve monetary budgets, establish foreign exchange and interest rate policies, oversee activities related to the stock exchange markets, regulate the constitution and functioning of, among others, public- and private-sector financial institutions, grant authority to the Central Bank to issue paper money and establish reserve requirement levels, and sets forth general directives pertaining to the banking and financial markets.

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

Regulation by the Central Bank

       Overview

        The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s by-laws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in connection with any transaction resulting in a change of control of a financial institution. The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and compulsory reserve requirements.

        The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semiannual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with Central Bank rules, all of which should be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. Under Central Bank rules, we are required to rotate the auditors of our financial statements prepared in accordance with the accounting practices adopted in Brazil every five fiscal years.

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

        Credit classifications must be reviewed on a monthly basis and, without prejudice to additional provisions to those required by the Central Bank which are deemed necessary by management of those financial institutions, provisions should be made which vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100% in the case of level H transactions.

        Credit transactions involving customers whose debts do not exceed R$50,000 may be classified for Central Bank purposes based exclusively on the observed delay in payments criteria, not considering other facts.

       Provision for Loan Losses for Income Tax Deduction Purposes

        Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period of time after which these deductions may be made depends on the amounts involved and the type of transaction.

       Foreign Currency Loans

        Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities) if for the purpose of on-lending those funds in Brazil to Brazilian corporations and financial institutions or investing in the Brazilian market. Otherwise, funds obtained in the international markets can be held offshore and utilized for other types of transactions. The Central Bank may establish a minimum term for borrowings of foreign currency. Currently, there is no minimum term requirement, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions at a rate of 5% levied on the notional amount in local currency of the foreign currency exchange contract entered into for the inflow of resources. The Central Bank may establish minimum term requirements at any time in the future.

        Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior electronic declaratory registration through the Sistema do Banco Central-SISBACEN, a database of information provided by financial institutions to the Central Bank.

       Foreign Currency Position

        Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the particular foreign exchange market on which the transactions are carried out, the foreign exchange sale positions held by those institutions, as well as the stockholders’ equity of the relevant institution. Financial institutions in Brazil are subject to the following limits:

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

        In May 2000, the CMN established rules and procedures relating to the operation and maintenance of existing branches or subsidiaries abroad and the direct and indirect investment by Brazilian financial institutions in foreign financial institutions, including:

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

       Regulation of Independent Auditors

        On May 29, 2003, the Central Bank adopted Resolution 3081 (which was revoked by Resolution 3198 of May 27, 2004 which consolidates the rules relating to independent audit services provided to financial institutions), which regulates the services offered by independent auditor to financial institutions. The main changes are the following:

•	mandatory limited review of quarterly financial information provided to the Central Bank;

•	the financial institution will have to appoint one executive officer, which is technically qualified to supervise together with the Central Bank the applicability of the rules and who will be responsible for delivering any information and responsible for reporting any eventual fraud or negligence, notwithstanding any other applicable regulation;

•	definition of certain services where the independent auditor will not be able to offer due to lack of independence, following the standards already required by the CVM;

•	the rotation of the independent auditor firm every five years. The same firm can only be hired again after three years;

•	financial institutions that present reference capital equal or above R$1.0 billion will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge. The members of the audit committee will only be allowed to be part of the committee again after three years from the five year office term. The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, recommend the improvement or change of policies and procedures, among other responsibilities. From December 31, 2004, each audit committee must publish a summary of the audit committee report, together with the six-month financial statements;

•	the hiring of the independent auditor is subject to the certification issued by the CFC (Conselho Federal de Contabilidade), together with the Ibracon, of team members with management responsibility; and

•	the independent auditor is responsible for the issuance of the audit report on the financial statements, a report on the evaluation of internal controls and systems and a report presenting transgressions to the rules and regulations which may have a significant impact on the financial statements or operations of the entity. These reports must be available for inspection by the Central Bank.

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

        The CPMF was set to expire in June 2002, but was extended until December 31, 2004 by constitutional amendment no. 37/02, enacted on June 13, 2002. This amendment also established a tax rate of 0.38% from June 18, 2002 until December 31, 2003, and in 2004 the tax rate shall decrease to 0.08%. However, the constitutional amendment EC42/03 extended the duration of Law No. 9.311/96 until December 31, 2007, maintaining the CPMF rate at 0.38% until then. In addition, since July 13, 2002, the CPMF is no longer levied on withdrawals from the following accounts:

(i)	checking accounts maintained by the following types of entities: clearance and settlement houses and companies, securitization companies, and corporations with the exclusive purpose of acquiring credits from transactions in the financial market;

(ii)	checking accounts used in connection with transactions and contracts entered into with financial institutions, security brokerage companies, securities distribution companies and merchant brokerage companies, under:

—	stock purchase and sale transactions effected through stock exchanges or over-the-counter markets; or

—	contracts based on stocks, stock indexes, mercantile and commodities futures; and

(iii)	foreign investors’ accounts, relating to capital remittances to Brazil and remittances abroad of financial resources exclusively employed in the transactions and agreements referred to above.

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

        Once due authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless expressly otherwise provided for under applicable legislation,

•	any foreign entity that directly owns, among other assets, shares of Brazilian companies, shall procure its registration with CNPJ (the corporate taxpayer registry),

•	foreign direct investments must be registered electronically with the Central Bank through the Module RDE-IED of the Sistema do Banco Central-SISBACEN (Central Bank’s electronic system), a database of information provided by financial institutions to the Central Bank, as well as subsequent investments, repatriations and profit remittances,

•	the Central Bank may, from time to time, require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil, and

•	Brazilian companies must provide the breakdown in their financial statements of the relevant foreign investments, obligations and credits.

        In December 1996, President Fernando Henrique Cardoso issued a decree authorizing the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions.

Insolvency Laws

       General

       Bankruptcy Proceedings

        Bankruptcy proceedings may be commenced if it can be established that the company is in default on any obligation, which entitles its creditors to obtain a summary judgment in court or if the company practices a bankruptcy act under Brazilian law, such as fraud. Once a bankruptcy proceeding commences, a petition is made to the court requesting a receivership order for the protection of the bankrupt entity’s assets. Upon receipt of the order, the property of the debtor is vested in an official receiver and remains under his administration until the end of the bankruptcy proceedings.

       Preferred/Priority Claims

        Employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt entity. Subject to super-priority conferred on other debt by special legislation, other claims are then accorded priority in the following order:

•	secured debt,

•	debt with special privilege over certain assets,

•	debt with general privilege

•	unsecured debt, and

•	subordinated debt.

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

        Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceeding.

        In June 2003, a bill that may change considerably the current rules applicable to bankruptcy and insolvency proceedings and another bill that proposes changes to the Brazilian tax code, were submitted to the Brazilian National Congress for discussion and approval. These bills intend to modernize the bankruptcy and insolvency legislation and, among other changes, to create new procedures regarding a company’s financial reorganization. The main changes proposed by these two bills are related to the priority of debts involved in a bankruptcy proceeding in which secured debts will have priority over tax and unsecured debts. If approved by the Brazilian National Congress, these new rules may have an impact in the current applicable interest rates and banking spreads.

       Deposit Insurance, Credit Guarantees and Liquidity Assistance

        In November 1995, the Brazilian government created the Fundo Garantidor de Créditos-FGC, the credit guarantee fund, to guarantee customer deposits with financial institutions in case of intervention or liquidation of such financial institutions. The Fundo Garantidor de Créditos-FGC is administered by a board of directors, the members of which are appointed by the Confederação Nacional de Instituições Financeiras-CNF, the national confederation of financial institutions. The Fundo Garantidor de Créditos-FGC is funded by mandatory contributions by Brazilian financial institutions, which are required to contribute monthly to the Fundo Garantidor de Créditos-FGC an amount equal to 0.025% of the balance of the accounts guaranteed by that fund. The proportion of the contribution given by each financial institution depends on the total amount held in those accounts as specified by the Central Bank. The total amount of credits held by each entity or individual against a financial institution (or against financial institutions of the same financial group) is guaranteed by the Fundo Garantidor de Créditos-FGC up to a maximum of R$20,000. When the assets of the Fundo Garantidor de Créditos-FGC reach 5% of the total amount covered by the guarantee, the CMN may suspend or reduce, temporarily, the percentage of contribution of the financial institutions to the Fundo Garantidor de Créditos-FGC mentioned above.

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

        The Brazilian government, subject to certain conditions relating to the guarantees to be provided by the Brazilian states, may, at its discretion:

•	acquire control of a relevant financial institution for the exclusive purpose of its privatization or liquidation,

•	finance the liquidation or transformation of a financial institution into a non-financial institution when such action is instituted by its controlling shareholder,

•	finance any prior adjustments necessary for the privatization of a financial institution,

•	purchase contractual credits held by a financial institution against its controlling shareholder and entities controlled by that shareholder and refinance those credits, and

•	under exceptional circumstances, upon the prior approval of the CMN and subject to the fulfillment of certain conditions by the relevant Brazilian state, finance a capitalization program aimed at improving the management of the financial institution and limited to 50% of the amount of necessary funds.

Leasing Regulations

        The laws and regulations issued by the Central Bank with respect to financial institutions, including reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Insurance Regulation

        The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), the Superintendency of Private Insurance (SUSEP) and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar-ANS). With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social). Insurance companies sell policies through qualified brokers. In accordance with recent changes in Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company which is subject to the rules of the Agência Nacional de Saúde Suplementar-ANS, the superintendency of health private insurance.

        Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to the rules of the CMN regarding the investment of technical reserves.

        Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP, or by Agência Nacional de Saúde Suplementar - ANS, the insurance sector regulators, except for procedures verifying the sufficiency of assets for the payment of unsecured credits or relating to the practice of acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies. There is currently no restriction on foreign investments in insurance companies.

        According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. Currently, only IRB Brasil Resseguros S.A. (“IRB”) (controlled by the Brazilian government) may offer reinsurance in Brazil. Although the Brazilian Constitution was amended to eliminate IRB’s monopoly, the implementation of such amendment has been suspended by a court decision.

        Upon the adoption of specific legislation, private companies, including foreign companies, would be allowed to offer reinsurance in Brazil. However, we do not know when the privatization of IRB Brasil Resseguros S.A. will occur, or the Brazilian reinsurance system will become more flexible.

Proposed Legislation Establishing Constitutional Limits on Interest Rates

        In March 1995, the Brazilian Senate approved a bill regulating the provisions of Article 192(3) of the Brazilian 1988 Federal Constitution. This article provided for a 12% per annum ceiling on real rates of interest on credit extended by financial institutions in Brazil. The bill established that the maximum real interest rate to be charged by financial institutions in Brazil (including fees and commissions) in connection with credit transactions would not exceed 12% per annum. The bill was pending approval from the House of Representatives. In accordance with amendment Nº 40/03 to the Brazilian federal constitution promulgated by a joint session of Brazilian house of representatives and Brazilian senate on May 31, 2003, the provisions regarding the ceiling on real rates of interest, Article 192(3), were removed from the Brazilian federal constitution. Thus, the 1995 bill has no effect anymore and any ceiling on real rates of interest on credit extended by financial institutions in Brazil shall be subject to a new bill if the Brazilian National Congress deems necessary to regulate the matter.

Other Recent and Prospective Regulatory Changes

        On December 31, 2003, two constitutional amendments under numbers 41 and 42 were approved by the Brazilian National Congress. The 41st amendment modified the criteria of retirement and subsequent social security benefits of public-sector employees. The 42nd amendment imposed minor modifications in the Brazilian tax system aimed by the Brazilian National Congress to simplify the tax legislation, while maintaining the current overall levels of tax assessment. Furthermore, the Brazilian government Executive Branch intends to propose a labor legislation reform.

SELECTED STATISTICAL INFORMATION

        The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5 - Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2003, 2002 and 2001, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2000 and 1999.

        The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

        The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using daily book balances for the year ended December 31, 2003 and 2002 (except for balances of Itaú-BBA which were computed on month-end book balances) and month-end book balances for the year ended December 31, 2001.

        Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis.

        Additionally, fees received for various loan commitments are included in interest income on loans. These amounts are not considered significant.

                                                              December 31,
                                  ------------------------------------------------------------------------
                                                2003                               2002
                                  ---------------------------------   ----------------------------------
                                                   (in millions of R$, except percentages)
                                  ------------------------------------------------------------------------
                                                          Average                              Average
                                  Average                yield/rate   Average                 yield/rate
Assets                            balance    Interest       (%)       balance    Interest        (%)
-------------------------------   -------    --------    ----------   -------    --------     ----------
Total interest-earning
  assets ......................   77,608      16,093        20.7%      58,272     14,556         25.0%
                                  ------      ------        -----      ------     ------         -----

Interest-bearing deposits
  in other banks ..............    9,562       1,331        13.9%       6,434        927         14.4%
Securities purchased under
  resale agreements and
  federal funds sold ..........    7,802       1,612        20.7%       7,215        796         11.0%
Central Bank compulsory
  deposits ....................    5,413         928        17.1%       2,998        420         14.0%
Trading assets and
  securities: .................   21,965       3,315        15.1%      13,037      4,452         34.1%
Trading assets,
  at fair value ...............   11,116       2,411        21.7%       5,355      2,857         53.4%
Available for sale
  securities, at amortized
  cost ........................    9,543         786         8.2%       7,555      1,532         20.3%
Held-to-maturity
  securities, at amortized
  cost ........................    1,306         118         9.0%         127         63         49.6%
Loans and leases ..............   32,866       8,907        27.1%      28,588      7,961         27.8%

Total non-interest-earning
  assets ......................   26,933                               23,987
                                  ------                               ------

Cash and due from banks .......    1,507                                3,126
Central Bank compulsory
  deposits ....................    3,044                                3,350
Non-performing loans ..........    1,474                                1,329
Allowance for loan and
  lease losses ................   (2,416)                              (2,621)
Premises and equipment, net ...    2,536                                2,800
Investments in
  unconsolidated companies ....    1,357                                1,029
Goodwill and other
  intangibles, net ............    1,578                                1,286
Other assets ..................   17,853                               13,688

Total assets ..................  104,541                               82,259

                                                December 31,
                                     ------------------------------------
                                                     2001
                                     ------------------------------------
                                     (in millions of R$, except percentages)
                                     ------------------------------------
                                                               Average
                                        Average               yield/rate
Assets                                  balance    Interest       (%)
                                        -------    --------   ----------
Total interest-earning
  assets ......................          49,541     10,768       21.7%
                                         ------     ------       -----

Interest-bearing deposits
  in other banks ..............           4,231        766       18.1%
Securities purchased under
  resale agreements and
  federal funds sold ..........           7,916        370        4.7%
Central Bank compulsory
  deposits ....................           2,461        233        9.5%
Trading assets and
  securities: .................          11,682      3,196       27.4%
Trading assets,
  at fair value ...............           6,710      2,902       43.3%
Available for sale
  securities, at amortized
  cost ........................           4,866        264        5.4%
Held-to-maturity
  securities, at amortized
  cost ........................             106         30       28.3%
Loans and leases ..............          23,251      6,203       26.7%

Total non-interest-earning
  assets ......................          22,510
                                         ------

Cash and due from banks .......           3,931
Central Bank compulsory
  deposits ....................           2,148
Non-performing loans ..........           1,094
Allowance for loan and
  lease losses ................          (1,810)
Premises and equipment, net ...           2,718
Investments in
  unconsolidated companies ....             674
Goodwill and other
  intangibles, net ............             970
Other assets ..................          12,785

Total assets ..................          72,051

                                                                       December 31,
                                     -----------------------------------------------------------------------------
                                                     2003                                    2002
                                     --------------------------------------    -----------------------------------
                                                         (in millions of R$, except percentages)
                                     -----------------------------------------------------------------------------
                                                                  Average                                Average
                                     Average                     yield/rate    Average                  yield/rate
Liabilities                          balance       Interest         (%)        balance      Interest        (%)
-----------------------------        -------       --------      ----------    -------      --------    ----------
Total interest-bearing
  liabilities ...............        62,662         6,199           9.9%       43,955         6,915         15.7%
                                     ------         -----           ----       ------         -----         -----

Interest-bearing deposits: ..        24,799         3,252          13.1%       19,692         1,704          8.7%
Saving deposits .............        17,827         1,655           9.3%       17,366         1,330          7.7%
Deposits from banks .........           796           150          18.8%          120            24         19.9%
Time deposits ...............         6,176         1,447          23.4%        2,206           350         15.9%
Securities sold under
  repurchase agreements and
  federal funds purchased ...         8,801         1,648          18.7%        9,592         1,110         11.6%

Borrowings: .................        29,062         1,299           4.5%       14,671         4,101         28.0%
Short-term borrowings .......        13,589         1,323           9.7%        6,067         1,840         30.3%
Long-term debt ..............        15,473           (24)         (0.2%)       8,604         2,261         26.3%

Total non-interest-bearing
  liabilities ...............        28,973                                    28,518
                                     ------                                    ------

Non-interest-bearing deposits         7,336                                     6,574
Other non-interest-bearing
  liabilities ...............        21,637                                    21,944
Stockholders’ equity ........        12,906                                     9,786

Total liabilities and
  stockholders’ equity ......       104,541                                    82,259

                                                    December 31,
                                       --------------------------------------
                                                       2001
                                       --------------------------------------
                                       (in millions of R$, except percentages)
                                       --------------------------------------
                                                                    Average
                                        Average                    yield/rate
Liabilities                             balance       Interest        (%)
-----------------------------           -------       --------     ----------
Total interest-bearing
  liabilities ...............            41,655         4,488         10.8%
                                         ------         -----         -----

Interest-bearing deposits: ..            18,951         1,448          7.6%
Saving deposits .............            16,285         1,173          7.2%
Deposits from banks .........               177            26         14.7%
Time deposits ...............             2,489           249         10.0%
Securities sold under
  repurchase agreements and
  federal funds purchased ...             9,487         1,131         11.9%

Borrowings: .................            13,217         1,909         14.4%
Short-term borrowings .......             5,610           695         12.4%
Long-term debt ..............             7,607         1,214         16.0%

Total non-interest-bearing
  liabilities ...............            21,917
                                         ------

Non-interest-bearing deposits             5,890
Other non-interest-bearing
  liabilities ...............            16,027
Stockholders’ equity ........             8,479

Total liabilities and
  stockholders’ equity ......            72,051

Changes in Interest Income and Expenses - Volume and Rate Analysis

        The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2003 compared to 2002 and for the year ended December 31, 2002 compared to 2001. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

                                                           2003/2002                              2002/2001
                                                --------------------------------       ---------------------------------
                                                                 Increase/(decrease) due to changes in:
                                                ------------------------------------------------------------------------
                                                                           Net                                     Net
                                                Volume     Yield/rate     change       Volume     Yield/rate      change
                                                ------     ----------     ------       ------     ----------      ------
                                                                           (in million of R$)
Total interest-earning assets: ...............   4,050       (2,514)       1,536        1,410        2,378        3,788
Interest-bearing deposits in other banks .....     436          (33)         403          340         (179)         162
Securities purchased under resale
  agreements and federal funds sold ..........      70          746          816          (35)         462          426
Central Bank compulsory deposits .............       7          501          508           58          130          188
Trading assets and securities: ...............   2,373       (3,510)      (1,137)        (430)       1,684        1,255
Trading assets ...............................   1,898       (2,344)        (446)        (650)         604          (45)
Available for sale securities ................     330       (1,076)        (746)         213        1,055        1,268
Held-to-maturity securities ..................     145          (90)          55            7           25           32
Loans and leases .............................   1,164         (218)         946        1,477          281        1,757
Total interest-bearing liabilities: ..........   3,215       (3,930)        (715)         289        2,137        2,426
Interest-bearing deposits: ...................   1,031          518        1,549           39          217          256
Saving deposits ..............................      36          289          325           80           77          157
Deposits from banks ..........................     127           (1)         126          (10)           8           (2)
Time deposits ................................     868          230        1,098          (31)         132          101
Securities sold under repurchase
  agreements and federal
  funds purchased ............................     (98)         637          539           12          (34)         (21)
Borrowings: ..................................   2,282       (5,085)      (2,803)         238        1,954        2,191
Short-term borrowings ........................   1,280       (1,798)        (518)          61        1,084        1,145
Long-term debt ...............................   1,002       (3,287)      (2,285)         177          870        1,046

Net Interest Margin and Spread

        The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2003, 2002 and 2001.

                                                                     For the Year Ended December 31,
                                                                     -------------------------------
                                                                      2003        2002         2001
                                                                     ------      -----       -------
                                                                           (in millions of R$,
                                                                            except percentages)
Total average interest-earning assets .................              77,608      58,272      49,541
Total average interest-bearing liabilities ............              62,662      43,955      41,655
Net interest income(1) ................................               9,894       7,641       6,280
Average yield on average interest-earning assets(2) ...               20.7%       25.0%       21.7%
Average rate on average interest-bearing liabilities(3)                9.9%       15.7%       10.8%
Net interest spread(4) ................................               10.8%        9.3%       10.9%
Net interest margin(5) ................................               12.7%       13.1%       12.7%

----------
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

Return on Equity and Assets

        The following table sets forth selected financial data for the periods indicated:

                                                                            For the Year Ended December 31,
                                                                           ---------------------------------
                                                                             2003         2002         2001
                                                                           --------     -------      -------
                                                                                   (in millions of R$,
                                                                                   except percentages)

Net income ..........................................................        3,281        2,828        1,844
Average total assets ................................................      104,541       82,259       72,051
Average stockholder’s equity ........................................       12,906        9,786        8,479
Net income as a percentage of average total assets ..................        3.14%        3.44%        2.56%
Net income as a percentage of average stockholder’s equity ..........       25.42%       28.89%       21.75%
Average stockholder’s equity as a percentage of average total assets        12.35%       11.90%       11.77%
Dividend payout ratio per 1,000 shares (1) ..........................       33.72%       29.33%        44.2%

----------
(1)   Dividend and interest on stockholders’ equity per thousand shares divided by basic earnings per thousand shares. Please see “Item 3A - Key
      Information - Selected Financial Data - U.S. GAAP Selected Financial Data
      - Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per thousand shares.

Securities Portfolio

       General

        The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2003, 2002 and 2001. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

                                                                                December 31,
                                                     --------------------------------------------------------------------
                                                      2003       % of total     2002    % of total    2001     % of total
                                                     ------      ----------   -------   ----------   ------    ----------
                                                                     (in millions of R$, except percentages)

Trading assets, at fair value
Brazilian federal government securities ...........   2,728          25.6%     2,734       35.3%     1,107         20.6%
External debt securities ..........................     404           3.8%       283        3.7%       138          2.6%
Corporate debt securities .........................     823           7.7%       574        7.4%       606         11.3%
Other marketable securities (1) ...................   5,301          49.9%     1,829       23.7%     2,999         55.8%
Derivative financial instruments ..................   1,382          13.0%     2,311       29.9%       520          9.7%
Total trading assets ..............................  10,638         100.0%     7,731      100.0%     5,370        100.0%
Trading assets as a percentage of total assets ....   10.2%                     7.9%                  7.4%

Securities available for sale, at fair value
  except for restricted stock at cost
Investment funds ..................................      92           1.0%        70        0.6%        77          1.2%
Bank debt securities ..............................     835           8.8%       343        3.1%       234          3.5%
Brazilian federal government securities ...........   5,315          56.2%     5,947       52.9%     3,673         55.6%
External government debt securities ...............     934           9.9%       313        2.8%       520          7.9%
Corporate debt securities .........................   1,762          18.7%     4,280       38.1%     1,430         21.7%
Marketable equity securities ......................     507           5.4%       273        2.4%       494          7.5%

Restricted stock, at cost .........................      --            --         10        0.1%       159          2.4%
Other debt securities .............................      --            --         --         --         13          0.2%

Total .............................................   9,445         100.0%    11,236      100.0%     6,600        100.0%

Securities available for sale as a percentage
  of total assets .................................    9.1%                    11.4%                  9.1%
Held-to-maturity securities, at amortized cost

Brazilian federal government securities ...........   1,840          52.1%       479       53.9%       102        100.0%
External debt securities ..........................   1,041          29.5%       222       25.0%
Corporate debt securities .........................     651          18.4%       188       21.1%
Total .............................................   3,532         100.0%       889      100.0%       102        100.0%

Held-to-maturity securities, as a percentage
  of total assets .................................    3.4%                     0.9%                  0.1%

----------
(1)   Other marketable securities represent primarily mutual funds.

Maturity Distribution

        The following table sets forth the maturity distribution and average yields as of December 31, 2003 for our trading assets, securities available for sale and held-to-maturity securities.

                                                                     December 31, 2003
                                     ----------------------------------------------------------------------------------
                                                           Due in 1 year or     Due after 1 year     Due after 5 years
                                     No stated maturity          less              to 5 years           to 10 years
                                     ------------------    ----------------     ----------------     -----------------
                                                                      Average yield
                                     ----------------------------------------------------------------------------------
                                              Average              Average               Average             Average
                                      R$      yield %      R$      yield %      R$       yield %     R$      yield %
                                    -----     -------    -----     -------    -----      -------   ------    -------
                                                           (in millions of R$, except percentages)
Trading assets
Brazilian federal
  government securities ...........    --       --       2,487      22.5%       182       7.9%        52        --
External debt securities ..........    --       --          11      11.6%       176       3.5%        43       7.5%
Corporate debt securities .........    --       --         175       4.4%       326       6.6%       313       9.2%
Other marketable
  securities (1) (2) .............. 5,249       --          51        --         --        --          1        --
Derivative financial
  instruments (2) .................    --       --       1,080        --        293        --          9        --

Total ............................. 5,249                3,804                  977                  418        --

Securities available for sale
Investment funds (2) ..............    92       --          --        --         --        --         --        --
Bank debt securities ..............    --       --         194       5.5%       641       7.3%        --        --
Brazilian federal government
  securities ......................    --       --         938      20.9%     2,716      10.1%       545      11.0%
External government debt
  securities ......................    --       --         650      10.9%       276       3.0%         8       6.0%
Corporate debt securities .........    --       --         175       5.7%     1,280       8.3%       298      12.7%
Marketable equity securities (2) ..   507       --          --        --         --        --         --        --
Total .............................   599                1,957                4,913                  851

Held-to-maturity securities
Brazilian federal government
  securities ......................    --       --          12       1.7%     1,261       0.3%       300      10.6%
External debt securities ..........    --       --         163      11.6%       173        --        683       2.1%
Corporate debt securities .........    --       --          66         --        52       8.1%       533       6.8%
Total .............................    --       --         241         --     1,486        --      1,516        --

                                                            December 31, 2003
                                                ------------------------------------------

                                                  Due after 10 years          Total
                                                --------------------   -------------------
                                                              Average yield
                                                ------------------------------------------
                                                           Average                 Average
                                                  R$       yield %       R$        yield %
                                                -----      -------     ------      -------
                                                  (in millions of R$, except percentages)

Trading assets
Brazilian federal
  government securities ...........                 7        --        2,728        22.3%
External debt securities ..........               174      10.4%         404         7.5%
Corporate debt securities .........                 9       5.5%         823         7.8%
Other marketable
  securities (1) (2) ..............                --        --        5,301          --
Derivative financial
  instruments (2) .................                --        --        1,382          --

Total .............................               190        --       10,638          --

Securities available for sale
Investment funds (2) ..............                --        --           92          --
Bank debt securities ..............                --        --          835         6.9%
Brazilian federal government
  securities ......................             1,116      10.1%       5,315        12.2%
External government debt
  securities ......................                --        --          934         8.5%
Corporate debt securities .........                 9      12.5%       1,762         8.7%
Marketable equity securities (2) ..                --        --          507          --
Total .............................             1,125                  9,445

Held-to-maturity securities
Brazilian federal government
  securities ......................               267      10.7%       1,840         3.1%
External debt securities ..........                22       7.6%       1,041         5.4%
Corporate debt securities .........                --        --          651         6.3%
Total .............................               289        --        3,532          --

----------
(1)   Other marketable securities represent primarily mutual funds.
(2)   Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

        The following table sets forth our securities portfolio by currency as of December 31, 2003, 2002 and 2001.

                                                            At fair value                    At amortized cost
                                                   -----------------------------------------------------------------
                                                                       Securities        Held-to-maturity
                                                   Trading assets   available for sale       securities        Total
                                                   --------------   ------------------       ----------        -----
As of December 31, 2003:
Denominated in Brazilian currency ..............        9,357            5,436                  1,781          16,574
Denominated in Brazilian currency and
     indexed by foreign currency(1).............          157              293                    365             815
Denominated in foreign currency(1) .............        1,124            3,716                  1,386           6,226
As of December 31, 2002:
Denominated in Brazilian currency ..............        6,884            6,489                    471          13,844
Denominated in Brazilian currency and
     indexed by foreign currency(1) ............          351            1,468                    140           1,959
Denominated in foreign currency(1) .............          496            3,279                    278           4,053
As of December 31, 2001:
Denominated in Brazilian currency ..............        3,401            3,552                     --           6,953
Denominated in Brazilian currency and
     indexed by foreign currency(1) ............          631            1,317                    102           2,050
Denominated in foreign currency(1) .............        1,338            1,731                     --           3,069

----------
(1)   Predominantly U.S. dollar.

Central Bank Compulsory Deposits

        We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits at December 31, 2003, 2002 and 2001.

                                                       As of December 31,
                               ----------------------------------------------------------------------
                                      2003                   2002                    2001
                               -------------------    -------------------      ----------------------
                                        % of total             % of total                  % of total
                                        compulsory             compulsory                  compulsory
                                 R$      deposits       R$      deposits        R$          deposits
                               -----    ----------    ------   ----------      -----       ----------
                                             (in millions of R$, except percentages)

Non-interest earning(1) ....   4,499      55.2%        4,081      39.8%        2,943          56.0%
Interest-earning(2) ........   3,657      44.8%        6,180      60.2%        2,309          44.0%
Total ......................   8,156       100%       10,262       100%        5,252         100.0%

----------
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

                                                                    December 31,
                                              -------------------------------------------------------
                                               2003        2002         2001        2000        1999
                                              ------      ------       ------      -----       ------
                                                                 (in millions of R$)

Type of loans and leases(1)
Commercial:
Industrial and others ......................  13,540      12,927       9,648       7,946       5,493
Import financing ...........................   1,346       2,395         862         359         414
Export financing ...........................   3,224       4,319       2,553       1,984       2,033
Real estate loans, primarily residential
     housing loans .........................   2,057       2,344       2,768       3,248       2,940
Direct lease financing .....................   1,288       1,000       1,338         938         530
Government .................................     958         867         398         542         507

                                                                    December 31,
                                              -------------------------------------------------------
                                               2003        2002         2001        2000        1999
                                              ------      ------       ------      -----       ------
                                                                 (in millions of R$)

Individuals:
Overdraft ................................     1,297       1,358       1,316         851         641
Financing and others .....................     7,496       5,286       3,868       2,528       1,287
Credit card ..............................     1,851       1,630       1,409         975         598
Agricultural .............................     1,959       2,083       1,770       1,124         925
Allowance for loan losses ................    (2,848)     (2,748)     (2,250)     (1,642)     (1,261)
Loans, net ...............................    32,168      31,461      23,680      18,853      14,107

----------
(1)   Non-performing loans amounted to R$1.5 billion, R$1.5 billion, R$1.3 billion, R$941 million and R$517 million as of December 31, 2003, 2002,
      2001, 2000 and 1999, respectively. Non-performing loans are presented in the table above in the appropriate category of loan and lease.
•	Commercial portfolios: This loan category includes short-term loans as well as medium-term capital loans and financing for large, medium, micro and small companies. We also act as a financial agent for the Brazilian government through Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank, and its affiliates for the on-lending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.

•	Real estate loans: This loan category consists mainly of loans for the construction, refurbishment, extension and acquisition of homes. Our real estate loans are primarily funded from Central Bank mandated portions of our savings account deposits. Real estate loans are principally made to retail bank customers to finance home acquisitions. This system generally has a maturity of up to 15 years.

•	Direct lease financing: We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing. Our leasing portfolio mainly consists of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers.

•	Government: Loans for government, state and municipal entities.

•	Individuals: We provide individual customers with three main credit products, overdraft accounts, consumer credit loans and personal credit loans. Also we are one of the largest issuers of credit cards in Brazil, under the Itaucard brand.

•	Agricultural loans: Funding for our agricultural loans is obtained from Central Bank mandated portions of our deposit base. Our agricultural loans are principally made to agro-industrial borrowers.

       Loan Approval Process

        For a discussion of our loan approval process, see “Item 4B - Information on the Company - Business Overview - Risk Management - Credit Risk Management.”

Indexation

        Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and pass-through operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 25.8%, 30.8% and 27.1% of our loan portfolio as of December 31, 2003, 2002 and 2001, respectively.

       Loans and Leases - Maturity and Interest Rates

        The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2003 by maturity according to the type of loans and leases, as well as the classification of such portfolio between variable and fixed rates for each range of maturity:

                                                                As of December 31, 2003
---------------------------   ------------------------------------------------------------------------------------------------
                              Due in 30                                   Due in     Due in one
                               days or       Due in        Due in        181-360       year to       Due after      No stated
Type of loan and lease          less       31-90 days    91-180 days       days      three years    three years      maturity
---------------------------   --------     ---------     -----------     -------     -----------    -----------     ----------
                                                                     (in millions of R$)
Commercial:
Industrial and others .....     3,083        2,607          1,578          1,347        2,578          1,275            727
Import financing ..........        49          232            211            317          414            121             --
Export financing ..........       293          677            608            454          769            289             --
Real estate loans .........        68           98            130            225          580            914             --
Direct lease financing ....        81          142            185            304          504             47             --
Government ................        75           57             57            256          231            282             --
Individuals:
Overdraft .................        --           --             --             --           --             --          1,111
Financing and others ......     1,137          882          1,151          1,707        2,230            110             --
Credit card ...............        --           --             --             --           --             --          1,670
Agricultural ..............       225          406            533            356          163            245             --
                                -----        -----          -----          -----        -----          -----          -----
Total (1) .................     5,011        5,101          4,453          4,966        7,469          3,283          3,508

                                                                As of December 31, 2003 - Overdue
----------------------------       ------------------------------------------------------------------------------------------
                                                                                              Total      Allowance
                                   30 days                  91-180     181-360    One year    gross       for loan     Total
  Type of loan and lease           or less    31-90 days     days        days      or more    loans        losses       net
----------------------------       -------    ----------    ------     -------    --------    -----      ---------     ------
                                                                        (in millions of R$)
Commercial:
Industrial and other .......         108          53          50          67          67      13,540        (898)      12,642
Import financing ...........          --          --           2          --          --       1,346         (42)       1,304
Export financing ...........          87          12           9          22           4       3,224         (52)       3,172
Real estate loans ..........          12          15           7           6           2       2,057        (458)       1,599
Direct lease financing .....          11           6           2           3           3       1,288         (31)       1,257
Government .................          --          --          --          --          --         958          (4)         954
Individuals:
Overdraft ..................          41          48          51          42           4       1,297        (189)       1,108
Financing and other ........         112          71          73          18           5       7,496        (910)       6,586
Credit card ................         101          56          20           3           1       1,851        (186)       1,665
Agricultural ...............           7           2           1           5          16       1,959         (78)       1,881
                                     ---         ---         ---         ---         ---      ------      -------      ------
Total (1) ..................         479         263         215         166         102      35,016      (2,848)      32,168

----------
(1)   Non-performing loans of R$1.5 billion are presented in the table above in the appropriate category of loan and lease.
      Non-performing loans include in the case of loans payable in installments both current and overdue installments.

                                                               As of December 31, 2003
                              ------------------------------------------------------------------------------------------
                              Due in 30                               Due in     Due in one     Due after
                               days or      Due in       Due in       181-360      year to        three        No stated
                                less      31-90 days   91-180 days     days      three years      years        maturity
                              ---------   ----------   -----------    -------    -----------    ---------      ---------
                                                                 (in millions of R$)
Interest rate of loans to
customers by maturity:
Variable rates .............  2,138         2,351        2,125         2,458        4,514         3,075              8
Fixed rates ................  2,873         2,750        2,328         2,508        2,955           208          3,500
Total (1) ..................  5,011         5,101        4,453         4,966        7,469         3,283          3,508

                                                         As of December 31, 2003 - Overdue
                              --------------------------------------------------------------------------------------
                              30 days or                                                  One year or    Total gross
                                 less        31-90 days     91-180 days   181-360 days       more           loans
                              ----------     ----------     -----------   ------------    -----------    -----------
                                                                (in millions of R$)

Interest rate of loans to
customers by maturity:
Variable rates .............     139             55             54             36             89           17,042
Fixed rates ................     340            208            161            130             13           17,974
Total (1) ..................     479            263            215            166            102           35,016

----------
(1)   Non-performing loans of R$1.5 billion are presented in the table above in the appropriate category of loan and lease.
      Non-performing loans include in the case of loans payable in installments both current and overdue installments.

       Overseas Loans and Leases

        We have had loans outstanding to foreign borrowers that only in the case of Argentine borrowers exceeded 1% of total assets. Total outstanding to borrowers in Argentina, consisting of loans and leases, deposits in banks and securities, at December 31, 2003, 2002 and 2001 amounted to R$1,430 million, R$692 million and R$714 million, respectively. The amounts have been translated into reais from their original amounts in Argentine pesos using the exchange rate effective at each date. As of December 31, 2001, the translated amounts include the estimated effects of the measures adopted by the Argentinean government in December 2001 and January 2002. For more detailed information relating to the measures taken by the Argentine government, see “Item 4B - Information on the Company - Business Overview - International Operations - Banco Itaú Buen Ayre.”

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

        From late 2001 to late 2002, Argentina experienced significant political and economical instability. Three of the measures implemented in Argentina in response to those events had an impact on the financial position and the results of operations of our subsidiary in Argentina, Banco ItaúBuen Ayre.

        We consider our risk management in connection with our operations in Argentina to be very conservative. Our market risks in investments in that country are fully hedged in our treasury management or through derivatives outside the Argentine market. Although our credit portfolio is composed mainly of clients which we believe have a low risk, due to the economic instability of the Argentine market, we established as of December 31, 2001 a provision in order to face losses by Argentine companies, as well as by individuals, which may not have been properly identified through our method of establishing provisions after an individual analysis of risks. The provision amounted to R$99 million as of December 31, 2001. We have determined these amounts as of December 31, 2001 based on available information at such time. Since the end of 2002, we no longer establish a provision for our operations in Argentina in addition to the provisions resulting from individual analysis of credit risk from individuals and corporations. Total outstanding loans to borrowers in Argentina as of December 31, 2003 all of which are short-term, consist of:

                                                                    As of December 31, 2003
                                                                    -----------------------
                                                                      (in millions of R$)

Due from banks .................................................             420
Interest-bearing deposits in other banks .......................              13
Securities available for sale ..................................             322
Loans and leases ...............................................             675
                                                                           -----
Total outstandings .............................................           1,430

        Total outstandings to borrowers in Argentina have presented the following activity for the year ended December 31, 2003:

                                                                    As of December 31, 2003
                                                                    -----------------------
                                                                      (in millions of R$)

Aggregate total outstandings at January 1, 2003 ...................          692
Net change in short-term outstandings .............................          738
Aggregate total outstandings at December 31, 2003 .................        1,430

       Loans and Leases by Economic Activity

        The following table presents the composition of our credit portfolio, including non-performing loans, by economic activity of the borrower at each of the dates indicated.

                                                                               As of December 31,
                                                   -------------------------------------------------------------------------
                                                           2003                      2002                     2001
                                                   ---------------------     ---------------------    ----------------------
                                                     Loan      % of Loan       Loan      % of Loan      Loan       % of Loan
        Sectors                                    portfolio   portfolio     portfolio   portfolio    portfolio    portfolio
---------------------------------------------      ---------   ---------     ---------   ---------    ---------    ---------
                                                                     (in millions of R$, except percentages)
Public Sector: ..............................          958        2.7%           867        2.5%           398        1.5%
   Petrochemical Industry ...................          375        1.1%           553        1.6%           398        1.5%
   Others ...................................          583        1.6%           314        0.9%            --         --

Private Sector: .............................       34,058       97.3%        33,342       97.5%        25,532       98.5%
Industry: ...................................       10,010       28.6%        11,042       32.3%         7,445       28.7%
   Siderurgy, metallurgy and mechanics ......        1,336        3.8%         1,703        5.0%         1,138        4.4%
   Chemical and petrochemical ...............        1,687        4.8%         2,197        6.4%         1,339        5.2%
   Food and beverages .......................        1,790        5.1%         1,881        5.5%         1,191        4.6%
   Pulp and paper ...........................          713        2.0%         1,063        3.1%           761        2.9%
   Light and heavy vehicles .................          575        1.6%           485        1.4%           450        1.7%
   Electronics ..............................          526        1.5%           479        1.4%           500        1.9%
   Textile and clothing .....................          303        0.9%           386        1.1%           297        1.2%
   Auto parts and accessories ...............          301        0.9%           280        0.8%            96        0.4%
   Fertilizer, insecticide and defensive ....          739        2.1%           553        1.6%           420        1.6%
   Pharmaceutical ...........................           94        0.3%           129        0.4%           185        0.7%
   Tobacco ..................................          453        1.3%           461        1.3%           220        0.8%
   Construction material industry ...........          246        0.7%           464        1.4%           113        0.5%
   Rubber ...................................           77        0.2%            90        0.3%            55        0.2%
   Glasses and crystals .....................          137        0.4%            55        0.2%            35        0.1%
   Other industries .........................        1,033        3.0%           816        2.4%           645        2.5%
Commerce: ...................................        2,013        5.8%         1,886        5.5%         1,338        5.2%
   Food, beverage and tobacco ...............          313        0.9%           512        1.5%           343        1.3%
   Specialty products .......................          189        0.6%           161        0.5%            65        0.2%
   Vehicles .................................          221        0.6%           195        0.6%           201        0.8%
   Auto parts and accessories ...............           82        0.2%            70        0.2%            63        0.2%
   Wholesale ................................          134        0.4%            80        0.2%            82        0.3%
   Clothing and shoes .......................           95        0.3%           193        0.6%            47        0.2%
   Fuel commerce ............................          177        0.5%           152        0.4%            67        0.3%
   Farming products .........................          139        0.4%            43        0.1%            23        0.1%
   Chemical and petrochemical products ......          186        0.5%           161        0.5%           144        0.6%
   Commerce .................................          477        1.4%           319        0.9%           303        1.2%
Services: ...................................        6,659       19.0%         8,000       23.4%         5,483       21.2%
   Finance ..................................          235        0.7%           574        1.6%           754        2.9%
   Telecommunications .......................        1,982        5.7%         2,797        8.2%         2,213        8.5%
   Public service providers .................        1,791        5.1%         2,220        6.5%         1,097        4.2%
   Holding and services provider ............          928        2.6%           625        1.8%           565        2.2%

                                                                               As of December 31,
                                                   -------------------------------------------------------------------------
                                                           2003                      2002                     2001
                                                   ---------------------     ---------------------    ----------------------
                                                     Loan      % of Loan       Loan      % of Loan      Loan       % of Loan
        Sectors                                    portfolio   portfolio     portfolio   portfolio    portfolio    portfolio
---------------------------------------------      ---------   ---------     ---------   ---------    ---------    ---------
                                                                     (in millions of R$, except percentages)
   Real estate financing (companies) ........           78        0.2%           127        0.4%           219        0.9%
   Contractors and estate agents ............          355        1.0%           468        1.4%           235        0.9%
   Transportation ...........................          335        1.0%           305        0.9%           152        0.6%
   Others ...................................          955        2.7%           884        2.6%           248        1.0%
Primary Sector: .............................        1,611        4.6%           919        2.7%           755        2.9%
   Agriculture ..............................        1,355        3.9%           853        2.5%           560        2.1%
   Mining ...................................          256        0.7%            66        0.2%           195        0.8%
Individuals: ................................       13,632       38.9%        11,416       33.4%        10,423       40.2%
   Credit cards .............................        1,851        5.3%         1,631        4.8%         1,409        5.4%
   Real estate financing ....................        1,979        5.6%         2,217        6.5%         2,549        9.9%
   Consumer loans/vehicles/overdraft ........        9,802       28.0%         7,568       22.1%         6,465       24.9%
Others: .....................................          133        0.4%            79        0.2%            88        0.3%
Other - business ............................          133        0.4%            79        0.2%            88        0.3%
TOTAL .......................................       35,016      100.0%        34,209      100.0%        25,930      100.0%

       Rating of the Loan and Lease Portfolio

        In 1997 we established a client rating process according to risk levels in order to improve our credit portfolio management and standardize the procedures for approving, granting, monitoring and collecting loans and leases based on the classification of our clients. Our internal rating comprises eight risk categories where “excellent” represents the minimum credit risk and “special” represents very high credit risk. In our annual reports for prior years, we included the classification of our loan portfolio following such internal credit rating process. In this annual report, we present the classification based on the risk categories established by the Central Bank. The Central Bank categories are attributed to specific transactions and not to clients as in our internal rating process. In order to determine the categories established by the Central Bank, we consider the classification of the client for each transaction as a stating point. In addition, we also took into consideration any time past due with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The following table presents at December 31, 2003 and 2002 our classification of the loan and lease portfolio, according to the Central Bank categories, and at December 31, 2003 non-performing loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

                                                    December 31, 2003                             December 31, 2002
                             -------------------------------------------------------------     ----------------------
                                                                 Non-
                                                              performing        Allowance
                                                              loans and       for loan and     Loans and
 Central Bank categories     Loans and leases   % of total      leases        lease losses      leases     % of total
 -----------------------     ----------------   ----------    ----------      ------------     ---------   ----------
                                                      (in millions of R$, except percentages)
AA ........................       4,871            13.9%           --               --            7,744       22.6%
A .........................      15,337            43.8%           --              130           11,772       34.4%
B .........................       8,444            24.1%           --              143            8,094       23.7%
C .........................       1,663             4.7%           30               84            2,265        6.6%
D .........................       1,840             5.3%          222              311            1,563        4.6%
E .........................       1,097             3.1%          274              557              969        2.8%
F .........................         652             1.9%          189              552              605        1.8%
G .........................         138             0.4%          134               97              176        0.5%
H .........................         974             2.8%          627              974            1,021        3.0%
                                 ------           ------        -----            -----           ------      ------
Total .....................      35,016           100.0%        1,476            2,848           34,209      100.0%

       Non-performing Loans

        We consider all loans that are 60 days or more overdue as non-performing loans and we discontinue accruing financial charges related to them. In 2003, we did not have any material non-performing loans.

       Charge Offs

        Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. However, charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable. We adopted such policy on March 31, 2000. Prior to March 31, 2000 we charged off loans normally when they became 120 days overdue. This modification was triggered by changes in the Brazilian banking practice established by the Central Bank, requiring charge offs as of March 31, 2000 to occur after 360 days.

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

        The change in the policies resulted in additional 240 days for an overdue loan to be charged off. Under both the current and prior policies, charge-offs occur after substantial efforts to collect the loan have been made, and after a determination that the amounts became not collectible. Therefore, we believe that both policies are consistent with U.S. GAAP.

        The change in the policy did not affect the criteria for establishing an allowance for loan and lease losses with respect to any loan or group of loans and, therefore, the change did not impact the adequacy of our allowance for loan losses. Additionally, the change in the charge-off policy did not affect the amount of our net loans and leases. As the result of the change in our policy, we generally maintain overdue loans for 360 days before writing them down, while under our past policy we maintained them for 120 days. Therefore, the amount of our non-performing loans and leases increased as the result of the adoption of this new policy. Since the amount of the allowance for loan losses for non-performing loans more than 120 days overdue equals the amount of the outstanding loan, the amount of allowance for loans and lease losses is increased for the same amount while we maintain the related non-performing loans and leases until they are 360 days overdue. We present in the table below the effect of the change in our policy for charging off loans and leases on performing loans and leases, non-performing loans and leases, total loans and leases, allowance for loan and lease losses and stockholders’ equity as of December 31, 2000 and on the provision for loan and lease losses and net income for the year ended December 31, 2000, the year in which the change in our policy was implemented.

                                                      December 31, 2000 and Year Ended December 31, 2000
                                            ---------------------------------------------------------------------
                                            Under current policy    Effect of new policy    Under past policy for
                                              for charge-offs          for charge-offs          charge-offs
                                            --------------------    --------------------    ---------------------
                                                                     (in millions of R$)

Performing loans and leases................       19,554                     --                   19,554
Non-performing loans and leases............          941                   (468)                     473
Total loans and leases.....................       20,495                   (468)                  20,027
Allowance for loan and lease losses........       (1,642)                   468                   (1,174)
Total......................................       18,853                     --                   18,853

Provision for loan and lease losses........         (406)                    --                     (406)

Stockholders' equity.......................        7,821                     --                    7,821

Net income.................................        1,646                     --                    1,646

       Loans and Leases Quality Information

        The following table presents our non-performing loans together with certain asset quality ratio for the years 1999 through 2003. For all the information we present the amounts as of and for the year ended December 31, 2000 as if we had maintained the charge-off policy in place prior to March 31, 2000.

                                                                   As of or for the Year Ended December 31,
                                                         -----------------------------------------------------------
                                                          2003       2002       2001       2000     2000(1)     1999
                                                          ----       ----       ----       ----     -------     ----
                                                                  (in millions of R$, except percentages)

Non-performing loans.............................         1,476      1,488      1,325        941       473        517
Foreclosed assets, net of reserves...............           151        178        165        196       196        108
Total non-performing loans and foreclosed assets.         1,627      1,666      1,490      1,137       669        625
Allowance for loan losses........................         2,848      2,748      2,250      1,642     1,174      1,261
Total loans and leases...........................        35,016     34,209     25,930     20,495    20,027     15,368
Non-performing loans as a percentage of total
     loans.......................................          4.2%       4.3%       5.1%       4.6%      2.4%       3.4%
Non-performing loans and foreclosed assets as a
     percentage of total loans...................          4.6%       4.9%       5.7%       5.6%      3.3%       4.1%
Allowance for loan losses as a percentage
     of total loans..............................          8.1%       8.0%       8.7%       8.0%      5.9%       8.2%
Allowance for loan losses as a percentage of
     non-performing loans........................        193.0%     184.7%     169.8%     174.4%    248.2%     243.8%
Allowance for loan losses as a percentage of
     non-performing loans and foreclosed assets..        175.1%     165.0%     151.0%     144.4%    175.5%     201.8%

----------

(1)   Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-off policy in place prior to March 31, 2000.

Allowance for Loan and Lease Losses

        The following table sets forth activity in the allowance for loan losses for years 2003, 2002, 2001, 2000 and 1999. We additionally present the total amounts as of and for the year ended December 31, 2003 as if we had maintained the charge-off policy in place prior to March 31, 2000.

                                                                          Year Ended December 31,
                                                    ----------------------------------------------------------------
                                                     2003        2002        2001       2000      2000(1)      1999
                                                     ----        ----        ----       ----      -------      ----
                                                                (in millions of R$, except percentages)

Balance of beginning of period..............         2,748      2,250       1,642       1,261      1,261       1,212
Charge-offs:
Commercial:
Industrial and other........................          (616)      (185)       (199)        (65)                   (44)
Import financing............................            --         --          (1)         (1)                    (3)
Export financing............................            --         --          (5)         (2)                   (17)
Real estate loans...........................          (123)      (120)       (155)       (108)                  (388)
Direct lease financing......................           (59)       (46)        (31)        (14)                    (9)
Government..................................            (3)      (437)         --          --                     --
Individuals
Overdraft...................................          (275)      (286)        (27)         (7)                    (5)
Financing...................................          (795)      (553)       (137)        (52)                  (172)
Credit card.................................          (260)      (264)        (72)        (20)                   (21)
Agricultural................................            --         (1)        (32)        (16)                    (3)
Total charge-offs...........................        (2,131)    (1,892)       (660)       (285)      (753)       (662)
Recoveries:
Commercial:
Industrial and other........................           101         32          58          59                     18

                                                                     Year Ended December 31,
                                               ----------------------------------------------------------------
                                                2003        2002        2001       2000      2000(1)      1999
                                                ----        ----        ----       ----      -------      ----
                                                           (in millions of R$, except percentages)

Import financing............................       --         --          --           1                      1
Export financing............................       --         --           1           2                      7
Real estate.................................       56         62          45          98                    154
Direct lease financing......................       37         31           9          13                      3
Government..................................       --         --          --          --                     --
Individuals:
Overdraft...................................      103         46           8           6                      2
Financing...................................      151         57          40          48                     69
Credit card.................................       88         34          21          19                      9
Agricultural................................       --          4           9          14                      1
Total recoveries............................      536        266         191         260        260         264
Net charge-offs.............................   (1,595)    (1,626)       (469)        (25)      (493)       (398)
Provision for loan losses...................    1,695      2,124       1,077         406        406         447
Balance at the end of period................    2,848      2,748       2,250       1,642      1,174       1,261
Ratio of charge-offs during the period to
    average loans outstanding during the
    period .................................     6.5%       6.6%        2.7%        1.8%       4.8%        4.5%
Ratio of net charge-offs during the period
    to average loans outstanding during the
    period .................................     4.9%       5.7%        1.9%        0.2%       3.1%        2.7%
Ratio of allowance for loan losses to total
    loans and leases........................     8.1%       8.0%        8.7%        8.0%       5.9%        8.2%

----------
(1)   Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-
      off policy in place prior to March 31, 2000

        The following table sets forth our provision for loan losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2003, 2002 and 2001.

                                                  Year Ended December 31,                      % Change
                                          -----------------------------------          -------------------------
                                           2003           2002           2001          2003/2002       2002/2001
                                          ------          -----         -----          ---------       ---------
                                                       (in millions of R$, except percentages)

Provision for loan and lease losses....   (1,695)        (2,124)       (1,077)          (20.2)%          97.2%
Loan charge-offs.......................   (2,131)        (1,892)         (660)           12.6%          186.7%
Loan recoveries........................      536            266           191           101.5%           39.3%
                                          ------         ------        ------           -----           -----
Net charge-offs........................   (1,595)        (1,626)         (469)           (1.9)%         246.7%
                                          ======         ======        ======           =====           =====

        Our allowance for loan and lease losses is intended to cover probable credit losses as of the end of each reporting period. Attribution of the allowance is made for analytical purposes and as part of our process to determine our estimate of the amount of the allowance. Our entire allowance is sufficient to cover credit losses inherent in our portfolio.

        In order to review our loans and lease portfolio, to identify risk and to assess the collection ability of the portfolio, we classify our portfolio in two categories for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed,” we include large commercial non-homogeneous loans representing significant individual credit exposures which we determine we need to review. In the second category, “credits reviewed on a portfolio basis,” we include commercial loans not included in the credits individually reviewed category and consumer loans.

        To determine the amount of allowance corresponding to the credits individually reviewed, which constitutes our specific loss component of the allowance for loan and lease losses, we use the methodology of SFAS 114.

        To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate loans that correspond to homogeneous loans into differentiated portfolios based on the underlying characteristics of each. We have divided our credits reviewed on a portfolio basis into four sub-divisions: mortgage loans, credit card loans, financing to consumers, and other loans. The allowance for loan losses is determined for each sub-division through a process that considers historical delinquency and credit loss experience applied to the current sub-division of the portfolio. As a result of this analysis, we determine a range of losses incurred for each sub-division, which serves as a basis to determine the final amount to be recorded as allowance for loan losses at each reporting date.

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

        Although our models have been revised, the high volatility of the Brazilian economy and the relatively short credit history under the new economic environment results in greater uncertainty in the results of these models. We determine the amount of the allowance for loan losses within the ranges determined above considering current macroeconomic and political conditions and performance trends affecting each of the sub-divisions identified as well as our total portfolio.

        In addition, as from the year ended December 31, 1999 through the end of 2002 and considering the strong recessionary economic conditions prevailing in Argentina, we have established an allowance for our credit exposure in Argentina, determined on a portfolio basis, to reflect probable losses in that portfolio higher than those that are not reflected in either the allowance for credits individually reviewed or the allowance for other categories of loans reviewed on a portfolio basis.

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

        During the year ended December 31, 2002 we charged-off credits in a total amount of R$1,892 million and as of December 31, 2002 our percentage of allowance for loan and lease losses to total loans and leases represented 8.0% after the consolidation of Itaú-BBA upon its acquisition on December 31, 2002. We accounted for the loans acquired upon the acquisition of Itaú-BBA at their estimated fair value, not recognizing upon the acquisition a separate amount for allowance for loan and lease losses. The percentage of allowance for loan and lease losses to total loans and leases, disregarding Itaú-BBA’s loans and leases, would have been 9.9%. This amount (9.9%) represents an increase with respect to the 8.7% observed as at December 31, 2001. It also reflects a slight deterioration in the quality of our loan portfolio as the result of the economic environment in Brazil during 2002, especially in our retail customers, despite the adoption of more stringent credit policies. This slight deterioration may be observed in the reduction of loans classified between “Excellent” and “Satisfactory” according to our internal rating, which have reduced from 78.8% at December 31, 2001 to 78.5% at December 31, 2002.

        During the year ended December 31, 2003 we charged-off credits in a total amount of R$2,131 million and as of December 31, 2003 our percentage of allowance for loan and lease losses to total loans and leases represented 8.1%. The recovery of credits recorded against allowances for credits with doubtful recovery improved.. Our efforts to enhance our credit recovery processes but preserving our relationship with clients have presented positive results.

Allocation of the Allowance for Loans Losses

        The following table sets forth our allocation of the allowance for loan losses as of December 31, 2003, 2002, 2001, 2000 and 1999. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

                                                     As of December 31,
                           -------------------------------------------------------------------------
                                       2003                                    2002
                           ----------------------------------   ------------------------------------
                                                     Loans                                  Loans
                                      Allocated   category as                Allocated   category as
                                      allowance     a % of                   allowance     a % of
                           Allocated  as a % of   loans loans   Allocated    as a % of   loans loans
                           allowance  loans loan     (1)        allowance   loans loan       (1)
                           ---------  ----------  -----------   ---------   ----------   -----------
                                              (in million of R$, except percentages)
Type of Loan
Commercial
Industrial and other....      898        2.6%       38.7%          689          2.0%       37.8%
Import financing........       42        0.1%        3.8%           66          0.2%        7.0%
Export financing........       52        0.2%        9.2%           22          0.1%       12.6%
Real estate loans,
   primarily
   residential housing
   loans................      458        1.3%        5.9%          511          1.5%        6.8%
Lease financing.........       31        0.1%        3.7%          101          0.3%        2.9%
Government..............        4         --         2.7%            4           --         2.5%
Individuals:
Overdraft...............      189        0.5%        3.7%          224          0.7%       4.03%
Financing...............      910        2.6%       21.4%          825          2.4%       15.5%
Credit Card.............      186        0.5%        5.3%          243          0.7%        4.8%
Agricultural............       78        0.2%        5.6%           63          0.2%        6.1%
                            -----        ---       -----         -----          ---       -----
Total...................    2,848        8.1%      100.0%        2,748          8.0%      100.0%

                                                     As of December 31,
                           -------------------------------------------------------------------------
                                         2001                                  2000
                           ----------------------------------   ------------------------------------
                                                     Loans                                  Loans
                                      Allocated   category as                Allocated   category as
                                      allowance     a % of                   allowance     a % of
                           Allocated  as a % of   loans loans   Allocated    as a % of   loans loans
                           allowance  loans loan     (1)        allowance   loans loan      (1)
                           ---------  ----------  -----------   ---------   ----------   -----------
                                              (in million of R$, except percentages)
Type of Loan
Commercial
Industrial and other....      679        2.6%       30.2%          373         1.8%        38.8%
Import financing........        5          --        0.2%            7         0.0%         1.7%
Export financing........       17        0.1%        0.7%           14         0.1%         9.7%
Real estate loans,
   primarily
   residential housing
   loans................      529        2.0%       23.5%          620         3.0%        15.8%
Lease financing.........      107        0.4%        4.8%           80         0.4%         4.6%
Government..............       --          --          --           --           --         2.6%
Individuals:
Overdraft...............       92        0.4%        4.1%           40         0.2%         4.2%
Financing...............      466        1.8%       20.7%          300         1.5%        12.3%
Credit Card.............      247        1.0%       11.0%          117         0.6%         4.8%
Agricultural............      108        0.4%        4.8%           91         0.4%         5.5%
                            -----        ---       -----         -----         ---          ---
Total...................    2,250        8.7%      100.0%        1,642         8.0%         100%

                                   As of December 31,
                           ----------------------------------
                                         1999
                           ----------------------------------
                                                     Loans
                                      Allocated   category as
                                      allowance     a % of
                           Allocated  as a % of   loans loans
                           allowance  loans loan     (1)
                           ---------  ----------  -----------
                         (in million of R$, except percentages)
Type of Loan
Commercial
Industrial and other....       84        0.5%      35.8%
Import financing........        7        0.0%       2.7%
Export financing........       32        0.2%      13.2%
Real estate loans,
   primarily
   residential housing
   loans................      737        4.8%      19.1%
Lease financing.........       16        0.1%       3.4%
Government..............       --          --       3.3%
Individuals:
Overdraft...............       10        0.2%       4.2%
Financing...............      328        2.1%       8.4%
Credit Card.............       41        0.3%       3.9%
Agricultural............        6        0.0%       6.0%
                            -----        ---      -----
Total...................    1,261        8.2%     100.0%

----------
(1)   Excludes non-performing loans

Average Deposit Balances and Interest Rates

        The following table sets forth the average balances of deposits together with the average interest rate paid for each period presented.

                                                As of or for the Year Ended December 31,
                                   ---------------------------------------------------------------
                                           2003                 2002                   2001
                                   ------------------    -------------------    ------------------
                                   Average    Average    Average     Average    Average    Average
                                   balance     rate      balance      rate      balance     rate
                                   -------    -------    -------     -------    -------    -------
                                                (in millions of R$, except percentages)

Non-interest-bearing deposits:       7,336                6,574                  5,890
                                    ------               ------                 ------
     Demand deposits..........       7,336                6,574                  5,890
Interest-bearing deposits:....      24,799     13.1%     19,692       8.7%      18,951      7.6%
                                    ------     ----      ------      ----       ------     ----
     Deposits from banks......         796     18.8%        120      19.9%         177     14.7%
     Savings deposits.........      17,827      9.3%     17,366       7.7%      16,285      7.2%
     Time deposits............       6,176     23.4%      2,206      15.9%       2,489     10.0%
                                    ------     ----      ------      ----       ------     ----
Total.........................      32,135     10.1%     26,266       6.5%      24,841      5.8%
                                    ======               ======                 ======

Maturity of Deposits

        The following table sets forth the maturity distribution of our deposits at December 31, 2003.

                                                      Due after    Due after six
                                    Due in three    three months   months to one
                                   months or less   to six months       year       After one year     Total
                                   --------------   -------------  -------------   --------------     ------
                                                                (in millions of R$)

Non-interest-bearing deposits:...        9,322              --             --              --          9,322
     Demand deposits.............        9,322              --             --              --          9,322
Interest-bearing deposits:.......       21,028             429          1,061           1,400         23,918
     Deposits from banks.........          930              12             44               3            989
     Savings deposits............       18,521              --             --              --         18,521
     Time deposits...............        1,577             417          1,017           1,397          4,408
                                        ------             ---          -----           -----         ------
Total............................       30,350             429          1,061           1,400         33,240
                                        ======             ===          =====           =====         ======

        The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2003.

                                                                           (in millions of R$)
                  Maturity within three months.........................           1,238
                  Maturity after three months but within six months....             398
                  Maturity after six months but within twelve months...             920
                  Maturity after twelve months.........................           1,353
                  Total time deposits in excess of US$100,000..........           3,909

Capital

        Specific regulatory capital requirements are discussed in “- Regulation and Supervision - Capital Adequacy Requirements.” Additional information on capital requirements is discussed in note 30 to our consolidated financial statements.

       Minimum Capital Requirements

        The following table presents at December 31, 2003, 2002 and 2001 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. We presented the information on both a financial institution consolidation basis and a full consolidation basis. The full consolidation basis has been required by the Central Bank as from July 2000.

                                       Financial institutions consolidation (partial)        Full consolidation
                                       ----------------------------------------------  ------------------------------
                                                       December 31,                            December 31,
                                       ----------------------------------------------  ------------------------------
                                            2003           2002           2001         2003        2002       2001
                                            ----           ----           ----         ----        ----       ----
                                                           (in millions of R$, except percentages)

Regulatory capital (1).................    15,535         13,800         10,299         15,403     13,944       9,399
Minimum regulatory capital
     required (2)......................     7,913          7,931          5,814          8,575      8,345       6,110
Capital to risk-weighted assets ratio..     21.6%          19.1%          19.5%          19.8%      18.4%       16.9%
Excess of regulatory capital over
     minimum regulatory capital
     required..........................     7,622          5,869          4,485          6,828      5,599       3,289

----------

(1)   Based on Central Bank requirements (see note 30 to our consolidated financial statements).
(2)   The minimum requirement in Brazil was 11% at December 31, 2003, 2002 and 2001.

        On September 26, 2001, the CMN introduced modifications to the specific formula for determining the capital to risk-weighted assets ratio by: increasing the risk factor applicable to transactions involving assets and liabilities denominated or indexed in foreign currency from 33% of the total exchange exposure on the excess of 20% of regulatory capital to 50% of the total exchange exposure. On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%. Regulation No. 3.194 from the Central Bank of July 2, 2003, reduced from 100% to 50% the percentage to foreign exchange exposure to be allocated to cover the referred position. Itaú Holding opted to use Regulation No. 3.217 from the Central Bank of December 17, 2003 which established an alternative methodology for foreign exchange exposure.

        Funds obtained through the issue of subordinated debt securities, which are considered Tier 2 capital purposes of that ratio, are described below:

(1) Bank Deposit Certificates:

- issued on 12/23/2002, with nominal value of R$850 million with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% per year;

- issued on 02/26/2003, as part of acquisition of investment in BBA, with nominal value of R$673 million with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:

- issued on 09/01/2001, with nominal value of R$600 million with maturity date on 9/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

(3) Euronotes:

- issued on 08/13/2001, in the amount of US$100 million, and on 11/09/2001, in the amount of US$80 million, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% per year;

- issued on 08/13/2001, in the amount of ¥ 30,000 million (US$ 245 million), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% per year;

- issued on 06/26/2002 by BBA Nassau, in the amount of US$50 million, with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% per year up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% per year.

(4) Redeemable preferred shares:

- issued on 12/31/2002 by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$393 million, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

        Short-term Borrowings

        Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$21,914 million, R$17,478 million and R$16,212 million at December 31, 2003, 2002 and 2001, respectively. The principal categories of short-term borrowings are federal funds purchased and securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial papers, mortgage notes and local on-lendings.

        The following table presents a summary of the primary short-term borrowings for the periods indicated.

                                                                                          At December 31,
                                                                            -----------------------------------------
                                                                             2003              2002             2001
                                                                            ------            ------           ------
                                                                             (in millions of R$, except percentages)

Securities sold (including securities issued by the Bank) under repurchase agreements and federal funds sold
Amount outstanding...............................................            9,473             5,157            8,397
Maximum amount outstanding during the period.....................           11,651            10,156            9,174
Weighted average interest rate at period-end.....................           17.82%            17.81%           15.21%
Average amount outstanding during period.........................            8,118             6,581            8,487
Weighted average interest rate...................................           23.09%            24.74%           15.46%

Commercial paper:
Amount outstanding...............................................               --                --              297
Maximum amount outstanding during the period.....................               --                --              696
Weighted average interest rate at period-end.....................               --                --            6.02%
Average amount outstanding during period.........................               --                --              534
Weighted average interest rate...................................               --                --            4.53%

Trade finance borrowings:
Amount outstanding...............................................            4,756             5,803            3,375
Maximum amount outstanding during the period.....................            7,238             6,579            4,417
Weighted average interest rate at period-end.....................            2.66%             3.72%            4.35%
Average amount outstanding during period.........................            4,995             2,938            4,327
Weighted average interest rate...................................            3.16%             3.66%            5.63%

Mortgage notes:
Amount outstanding...............................................              152                --              353
Maximum amount outstanding during the period.....................              152                --              600
Weighted average interest rate at period-end.....................           14.73%                --           11.13%
Average amount outstanding during period.........................               40                --              285
Weighted average interest rate...................................           14.80%                --           11.32%

Local on lendings:
Amount outstanding...............................................              189               164               --
Maximum amount outstanding during the period.....................              249               164               --
Weighted average interest rate at period-end.....................            7.28%             7.15%               --
Average amount outstanding during period.........................               94                12               --
Weighted average interest rate...................................           11.83%             7.39%               --

Euronotes:                                                                                                         --
Amount outstanding...............................................              539               265               --
Maximum amount outstanding during the period.....................            1,157               265               --
Weighted average interest rate at period-end.....................            4.80%             5.79%               --
Average amount outstanding during period.........................              895                --               --

                                                                                          At December 31,
                                                                            -----------------------------------------
                                                                             2003              2002             2001
                                                                            ------            ------           ------
                                                                             (in millions of R$, except percentages)

Weighted average interest rate...................................            5.03%             5.79%               --
Securities issued by us, sold to customers under repurchase
agreements:
Amount outstanding...............................................            6,703             5,859            3,790
Maximum amount outstanding during the period.....................            7,172             5,859            3,790
Weighted average interest rate at period-end.....................           16.73%            16.34%           14.76%
Average amount outstanding during period.........................            5,159             1,495            2,115
Weighted average interest rate...................................           16.79%            16.34%           14.76%

Diversified Payment Rights
Amount outstanding...............................................               73                --               --
Maximum amount outstanding during the period.....................               73                --               --
Weighted average interest rate at period-end.....................            1.17%                --               --
Average amount outstanding during period.........................               72                --               --
Weighted average interest rate...................................            1.17%                --               --

Other short-term borrowings:
Amount outstanding...............................................               29               230               --
Maximum amount outstanding during the period.....................              587               474               --
Weighted average interest rate at period-end.....................            0.67%             8.06%               --
Average amount outstanding during period.........................              349               342               --
Weighted average interest rate...................................            2.39%             6.55%               --
Total amount outstanding........................................            21,914            17,478           16,212

4C. Organizational Structure

        On March 24, 2003, as a result of a corporate restructuring, we became a wholly owned subsidiary of Itaú Holding. Itaú Holding is part of the Itaúsa group of companies, which is one of the largest private business groups in Brazil in terms of revenues. See “Item 4A - Information on the Company - History and Development of the Company - Certain Developments,” “Item 4B - Information on the Company - Business Overview - Our Ownership Structure” and “Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders.”

        A description of our subsidiaries is set forth in “Item 10I - Additional Information - Subsidiary Information.”

4D. Property, Plants and Equipment

        We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The two main offices and the main activities conducted in each of them are:

•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo - head Office, commercial area, back-offices and main administrative areas, and
•	CTO, or Centro Técnico Operacional, located at Avenida do Estado 5533, São Paulo - data processing center.

        We lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliate entities under renewable leases with terms ending from the second half of 2003 to the third quarter of 2009. Of our total administrative offices and branches, 23% of buildings are owned by us and our subsidiaries and 77% are leased.

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

        In 2001, the Central Bank tightened its monetary policies in response to the Brazilian energy crisis (the energy shortage was a result of low levels of rain and poorly designed incentives for investment and diversification of sources in the power generation industry) and the inflationary effects of the real’s continuing devaluation. From July 2001 until January 2002, the Central Bank maintained the interest rate at 19%. Devaluation of the real against the U.S. dollar was 18.7% for the year ended December 31, 2001.

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

        The restrictive monetary policy continued until June 2003 when the interest rate gradually started to decrease from 26.5% p.a. to 16.5% p.a. in December. Nevertheless, the economy went into a recessive period for the first two quarters of 2003. The year ended up with a negative rate of growth of 0.2%. As a result of high interest rates paid on the public debt, the indebtedness of the Brazilian public sector grew from 55.5% of GDP to 58.7%.

        By the beginning of 2004, further reductions of the SELIC rate were frustrated by political instability resulted from the involvement of an official of the government on illegal fund raising for the electoral campaign. As a result the interest rate remained at 16.25% p.a. at the end of the first quarter.

        The singular performance of the Brazilian exporting sector has allowed the Central Bank to increase international reserves, the trade surplus added up to US$28 billion in the 12 months ending in May 2004. This, and the significant appreciation of the Euro made possible a stable exchange rate during the first quarter of 2004. The second quarter has been showing more volatility of the exchange rate mostly as a result of the prospective U.S. interest rate increase. Nevertheless, the healthy indicators of the external sector reduced considerably the chances of a shortage of foreign currency to face Brazilian obligations on the external debt.

        Further, the clear signs of recovery of activity for the last three quarters reduced the chances of further deterioration of the fiscal position, reducing the risk of default. Nevertheless, the political instability may jeopardize the continuity of economic recovery, the fiscal discipline and, eventually, affect the ability to pay the public debt or resume inflation.

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

        The following table shows, for the three months ended March 31, 2004, and for each of the years ended December 31, 2003, 2002 and 2001, the real GDP growth, the inflation rate and the average real interest rate in Brazil:

                                                        At and for the
                                                         Three Months      At and for the Year Ended December 31,
                                                          Ended March      --------------------------------------
                                                           31, 2004          2003            2002           2001
                                                        --------------      ------           ----           ----
Real GDP growth % (1)..............................          (0.02)          (0.22)           1.9            1.3
Inflation rate % (2)...............................           2.84            7.67           26.4           10.4
Inflation rate % (3)...............................           1.85            9.30           12.5            7.7
Exchange rate devaluation %(R$/US$)(4).............           0.67          (18.2)           52.3           18.7
TR %(4) (period)...................................           0.35            4.65            2.8            2.3
TR %(4) (period end)...............................           1.97            2.20            4.4            2.5
DI %(4) (period)...................................           3.76           23.25           19.1           17.3
DI %(4) (period end)...............................          16.13           16.81           22.9           19.1
SELIC %(5) (period)................................           3.78           23.35           19.2           17.3
SELIC %(5) (period end)............................          16.25           16.5            25.0           19.0

----------
(1) Source: Instituto Brasileiro de Geografia e Estatístíca (IBGE).
(2) Source: IGP-DI, as published by the Fundação Getúlio Vargas.
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

        The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1998 through 2003:

                                                 Inflation Rate (%) as                  Inflation Rate (%) as
                                                 Measured by IGP-DI (1)                  Measured by IPCA (2)
                                                 ----------------------                  --------------------
December 31, 2003...................                       7.7                                    9.3
December 31, 2002...................                      26.4                                   12.5
December 31, 2001...................                      10.4                                    7.7
December 31, 2000...................                       9.8                                    6.0
December 31, 1999...................                      20.0                                    8.9
December 31, 1998...................                       1.7                                    1.7

----------
(1) Source: IGP-DI, as published by the Fundacao Getulio Vargas.
(2) Source: IPCA, which is a consumer price index.

        Certain Effects of the Real Variation and Interest Rates on Our Net Interest Income

        The variation of the real can affect our net interest income because a significant amount, although not the majority, of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real devalues, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, as the cost in reais of the related interest expense increases. At the same time, we experience gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real. When the real appreciates, the effects are the opposite of those described above. We also experience gains or losses on translating financial statements for certain of our subsidiaries abroad whose books and records are maintained in foreign currencies, mainly the U.S. dollar. As a consequence, the management of the gap in foreign currencies can have material effects on net income.

        Unless otherwise indicated, this Item 5 relates to our average interest rates and yields. Our interest rates are measured in reais and include the effect of the variation of the real against foreign currencies. In addition, in periods of high interest rates our interest income increased, as interest rates on our interest-yielding assets increased. At the same time, our interest expense increased as interest rates on our interest-yielding liabilities also increased.

        Acquisitions

        During the period 1999-2003, we pursued an active strategy of acquiring financial institutions whose financial results are reflected in our consolidated financial statements to differing degrees, depending on the date of acquisition. This necessarily has a distortive effect on period-to-period comparability. We acquired Bemge on September 17, 1998 and Banco del Buen Ayre on November 17, 1998. Thus, while these acquisitions had a relatively modest effect on our 1998 results, they were fully reflected in our 1999 results. Since we acquired Banestado on October 17, 2000, its results did not significantly affect our 2000 financial statements, but were fully reflected in our 2001 and 2002 financial statements. Since we acquired BEG on December 4, 2001, its results were only reflected for less than one month in the 2001 financial statements presented in this annual report, but were fully reflected in our 2002 financial statements.

        On December 27, 2002, the Central Bank approved our association with BBA. We acquired for R$2.7 billion (fair value), 95,75% of BBA’s total capital stock, including its Brazilian and foreign subsidiaries and the minority share interest held by third parties in Finaustria Participações Ltda. The purchase price was paid in cash and cash equivalents, subordinated debt and the issuance of our preferred shares that represented 3.0% of our total shares. See “Item 4A- Information on the Company - History and Development of the Company - Certain Developments.” This acquisition has impacted our consolidated balance sheet at December 31, 2002 and 2003 and our consolidated statement of income for the year ended December 31, 2003.

        On December 3, 2002, Itaú, Fiat Auto S.p.A. and Fiat Automóveis S.A. announced the agreement for the acquisition by Itaú of 99.99% of Banco Fiat’s total capital. After the acquisition, the Brazilian operations of Banco Fiat S.A have focused on automobile financing and leasing operations, financial services and the management of the automobile consortium. The acquisition price corresponded to the payment of approximately R$891 million. This acquisition did not impact our consolidated financial statements for the year ended December 31, 2002 and the first quarter ended March 31, 2003, as the consolidation was only reflected on March 31, 2003.

        On October 20, 2003, Itaú Holding announced the agreement with AGF Brasil Seguros and AGF do Brasil Participações Ltda. for the acquisition of Banco AGF, AGF Vida e Previdência, the life insurance assets of AGF Seguros, and one real estate property. The total purchase price paid by Itaú Holding was R$243 million. The acquisition of the life insurance, private pension and asset management operations will enable Itaú Holding to expand its presence in activities and market areas that are strategically important for its growth and increased profitability.

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

       Fair Value of Financial Instruments

        Financial instruments recorded at fair value in our balance sheet include mainly securities classified as trading, available for sale and other trading assets including derivatives. At December 31, 2003 and 2002, a total of R$28.8 billion and R$22.3 billion, respectively were recorded at its fair value in our balance sheet. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available, we use a variety of models which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The determination of fair value when quoted market prices are not available involves judgment by our management. For example, there is often limited market data to rely upon when estimating the impact of holding a large or aged position. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations. The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability. Judgmental decisions are required also to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held to maturity securities that would require a write down of cost basis requiring recognition on our operating results. Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

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

        Accounting for Unique and Complex Transactions

        Accounting for unique and complex transactions for which no specific comprehensive accounting literature exists require significant judgment in order to: identify the key terms of the transaction, identify relevant accounting standards which provide guidance for analogous situations, and finally, determine out of the possible accounting treatments identified which is the most appropriate method to be followed to account for such transactions. The transactions we entered into with Telefónica and with AOL Latin America have required management to apply significant judgment on their accounting. Different accounting treatments of these transactions may have led us to different results. Our accounting policies with respect to the AOL Latin America and Telefónica transactions are presented in Notes 2.y and 31, respectively, to our consolidated financial statements in Item 18.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

       Highlights

        Itaú Holding’s 2003 consolidated net income was R$3,281 million, representing a 16.0% increase in comparison to 2002. This increase reflects the good performance of our products and services, which are designed to meet the specific needs of our different client. The consolidation of the results of Itaú-BBA and Banco Fiat in Itaú Holding’s 2003 financial statements also contributed to such increase in net income.

        Itaú Holding stockholders’ equity totaled R$13,948 million as of December 31, 2003, an increase of 26.2% in comparison to 2002. This increase in equity was caused by our results during the period and the issuance of R$517 million in preferred shares as part of payment for the acquisition of BBA. Additionally, negotiable securities were marked-to-market, net of tax consequences and minority interest, which contributed R$309 million to the total increase. The return on equity was 25.4% per year, while the solvency ratio increased to 19.8%, a 1.4% increase in comparison to 2002.

        On December 31, 2003, the total balance of credit operations, net of endorsements and guarantees, was R$35,016 million, representing an increase of 2.4% in comparison to 2002. Our credit operations in local currency increased 9.8% to R$25,974 million. However, this increase was offset by a 14.4% reduction in our credit operations linked to or denominated in foreign currency, which was partially caused by the appreciation of the real in 2003.

        Our non-performing loans, as a percentage of total loans, improved in 2003, decreasing from 4.3% in 2002 to 4.2% in 2003. This decrease was a result of a sharp reduction in the default ratio of our consumer clients, due to seasonal adjustments of past due installments in the last quarter of 2003 and the adoption of a stricter credit policy. However, the default ratio of our commercial clients increased in 2003 as a consequence of the adverse business conditions for companies in the electricity generation and distribution sectors.

        In 2003, Itaú Holding reduced its exchange rate exposure, including foreign investments, by using financial instruments. As result, revenues from financial instruments offset the losses caused by the impact of the real appreciation over assets denominated in, or indexed to, foreign currencies.

        As a result of its efforts to reduce and rationalize costs, ItaúHolding’s efficiency ratio decreased to 50.6% in 2003, representing a decrease of 420 basis points in comparison to 2002.

        Assets under management represented R$80,097 million, an increase of 35.4% in comparison to 2002. In 2003, investment funds had a better performance in comparison to 2002 when mark-to-market was introduced in asset valuation.

       Results of Operations

        The following table shows the principal components of our net income for 2003 and 2002.

                                                                                         Year Ended December 31,
                                                                                        --------------------------
                                                                                          2003              2002
                                                                                        --------          --------
                                                                                           (in millions of R$)

Interest income............................................................             R$16,093          R$14,556
Interest expense...........................................................              (6,199)           (6,915)
                                                                                        --------          --------
Net interest income........................................................                9,894             7,641
Provision for loan and lease losses........................................              (1,695)           (2,124)
                                                                                        --------          --------
Net interest income after provision for loan and lease losses..............                8,199             5,517
Non-interest income........................................................                8,868             8,349
Non-interest expense.......................................................             (12,287)          (11,090)
                                                                                        --------          --------
Income before taxes on income and minority interest........................                4,780             2,776
Taxes on income............................................................              (1,480)                61
Income before minority interest............................................                3,300             2,837
Minority interest..........................................................                 (19)              (18)
                                                                                        --------          --------
Cumulative effect of a change in an accounting principle (less applicable
   taxes)..................................................................                    0                 9
                                                                                        --------          --------
Net income.................................................................              R$3,281           R$2,828
                                                                                        ========          ========

        Net Income

        The increase of 16.0% in our net income in 2003 in comparison to 2002 was primarily due to an increase of 29.5% in our net interest income. The increase in our net interest income was impacted by the increase in the volumes of operations that resulted from the consolidation of Itaú-BBA and Banco Fiat in our results, as well as the decrease of 20.2% in our provisions for loan and lease losses as a result of the adoption of a risk diversification policy, better client qualification, a more efficient collection process and a positive effect caused by the change of our loan portfolio mix. The impact of the consolidation of Itaú-BBA and Banco Fiat in non-interest income/(expense) was the main cause of the R$677 million increase in expenses. Furthermore, this R$1,541 million variation in tax income is the consequence of the fact that revenues/(expenses) from exchange rate fluctuations on investments abroad, are not taxable, while revenues/(expenses) generated by hedge operations on these investments are taxable.

        The effects of the real appreciation during 2003 in our assets denominated in, or indexed to, foreign currencies differed from opposite impact we suffered in 2002. Itaú Holding adopted the strategy of reducing its exchange rate exposure, including foreign investments, by using financial instruments. As a result, revenues from financial instruments offset the losses in assets denominated in or indexed to foreign currencies caused by the real appreciation.

        Interest Income

        The following table shows the principal components of our interest income for 2003 and 2002.

                                                                                             Year Ended December 31,
                                                                                            -------------------------
                                                                                              2003             2002
                                                                                            --------         --------
                                                                                               (in millions of R$)
Interest income

   Interest on loans and leases..............................................                R$8,907         R$ 7,961
   Interest on deposits in banks.............................................                  1,331              927
   Interest on Brazilian Central Bank compulsory deposits....................                    928              420
   Interest on securities purchased under resale agreements
            and federal funds sold...........................................                  1,612              796
   Interest on trading assets................................................                  2,411            2,857
   Interest and dividends on available-for-sale securities...................                    786            1,532
   Interest on held-to-maturity securities...................................                    118               63
                                                                                            --------         --------
Total interest income........................................................               R$16,093         R$14,556
                                                                                            =========================

        The increase of 10.6% in our interest income in 2003 compared to 2002 was primarily due to an increase in the volume of operations. Such increase is reflected positively in the interest on loans and leases, deposits in banks, and higher interest rates during 2003, which is reflected positively in the interest on securities purchased under resale agreements and federal funds sold. The effects of the real appreciation to our assets denominated in or indexed to foreign currencies are reflected in the decrease of interest on available-for-sale and trading assets. In a smaller scale, the increase is also a result of the increase in Central Bank’s compulsory deposits requirements.

        The R$946 million variation in the interest income on loans and leases is associated with the increase of the average volume of our credit operations. This increase was caused by the acquisition of Itaú-BBA and Banco Fiat and the consolidation of their operations in our financial statements of 2003, as well as by the change of the mix of our credit portfolio, mainly by the increase of our operations with micro, small and medium companies. However, this increase was partially offset by the appreciation of the real against the U.S. dollar in 2003, as compared to the devaluation of the real that took place in 2002.

        Interest on deposits in banks amounted to R$1,331 million in 2003, increasing R$404 millions in comparison to 2002. This increase was primarily due to the raise in the average balance of funds deposited with such other banks during 2003.

        On August 14, 2002, Central Bank’s Circular no. 3.144 increased the requirements of compulsory collection on deposits, increasing the time deposit rate in 3%, the savings deposit rate in 5% and the demand deposit rate in 3%. Furthermore, Central Bank’s Circular no. 3,157 of October 11, 2002 established a 5% increase in the rates of time, savings and demand compulsory deposits. In 2002, the Central Bank increased demand compulsory deposits to 53%, time deposits to 23% and saving deposits to 30%. On February 20, 2003, the Central Bank published Circular No. 3.177, which changed the requirement of collection on demand deposits, establishing an increase of 15%. The rates of the compulsory collection requirements were kept high until August 8, 2003, when the basic rate of demand deposits was reduced from 60% to 45%. Therefore, the maintenance of high rates relating the compulsory requirement of collection on deposits resulted in an expressive increase of the amount of funds retained by the Central Bank, which caused an increase to R$508 million of our income from interest on Brazilian Central Bank compulsory deposits.

        The average volume of operations from securities purchased under resale agreements and federal funds sold increased 8.1% in 2003 in comparison to 2002. However, the income associated with these operations presented a strong increase of R$816 million due to the impact caused by the increase in interest rates in 2003.

        Our income from interest on trading assets was reduced to R$ 2,411 million in 2003, R$446 million lower than 2002. The appreciation of the real against the U.S. dollar in 2003 affected the trading securities indexed to foreign currencies, reducing part of the income associated with the foreign exchange rate of these securities.

        The income from interest and dividends on available-for-sale securities decreased R$746 million reaching R$786 million in 2003 in comparison to R$1,532 million in 2002. This interest income decrease was caused mainly by the impact of the appreciation of the real against the U.S. dollar on securities indexed to foreign currencies.

        The income from interest on held-to-maturity securities reached R$118 million in 2003, representing an increase of R$55 million in comparison to 2002. On the other hand, the average balance of the portfolio of held-to-maturity securities had an expressive increase in 2003 as a result of changes in the mix of our securities portfolio after the acquisition of BBA and Banco Fiat. However, since a significant part of the held-to- maturity securities is indexed to foreign currencies, the foreign exchange rate variation in the period negatively impacted the respective income.

        Interest Expense

        The following table shows the principal components of our interest expense paid in 2003 and 2002.

                                                                                             Year Ended December 31,
                                                                                           --------------------------
                                                                                              2003             2002
                                                                                           ---------        ---------
                                                                                               (in millions of R$)
Interest expense
Interest on deposits............................................................           R$(3,252)        R$(1,704)
Interest on securities sold under repurchase agreements
         and federal funds purchased............................................             (1,648)          (1,110)
Interest on short-term borrowings...............................................             (1,323)          (1,840)
Interest on long-term debt......................................................                  24          (2,261)
                                                                                           ---------        ---------
Total interest expense..........................................................           R$(6,199)        R$(6,915)
                                                                                           ==========================

        In 2003, our interest on deposits expenses was R$3,252 million, representing an increase of R$1,548 million in comparison to 2002. This variation was primarily due to the increase of the average balance of our operations after the acquisition of BBA because BBA used time deposits as one of its main sources of funding. However, the creation of Itaú-BBA improved its funding positions through the use of Itaú Holding’s treasury in transactions conducted by Itaú-BBA and Banco Fiat as Itaú Holding’s prices are more competitive. As a consequence, we had a constant reduction in the balance of time deposits. Furthermore, the interest on deposits expenses were also affected by the increase in the savings deposits expenses caused by a higher referential rate (TR, which is the rate that serves as basis for calculation of the payment of interests on savings deposits) in 2003.

        In 2003, the interest expenses of securities sold under repurchase agreements and federal funds purchased increased R$538 compared to 2002. Such increase was mainly a result of the 2003 increase in interest rates.

        Our short-term borrowings interest expense decreased to R$1,323 in 2003, a reduction of R$ 517 million in comparison to 2002. This reduction is primarily due to the impact of the foreign exchange rate variation on our foreign currency indexed agreements.

        In 2003, our long-term debt interest expense decreased R$2,285 million in comparison to 2002, mainly as a result of the impact of the foreign exchange rate variation on loans and credit facilities indexed to foreign currencies.

        Provision for Loan and Lease Losses

        Our provision for loans and leases losses decreased to R$1,695 million in 2003, which corresponds to a reduction of R$429 million when compared to 2002. This favorable performance was the result of the adoption of policies of risk diversification and better client selection criteria, as well as a positive effect caused by the change in our credit portfolio mix.

        Moreover, the recovery rate of written-off credits was R$536 million in 2003, representing an increase of 101.5% in comparison to 2002. This increase was caused by the enhancement of our collection process.

        Non-Interest Income

        The following table shows the principal components of our non-interest income for 2003 and 2002.

                                                                                             Year Ended December 31,
                                                                                           --------------------------
                                                                                              2003             2002
                                                                                           ---------        ---------
                                                                                                (in millions of R$)

Non-interest income
     Fee and commission income.............................................                  R$4,286         R$ 3,624
     Trading income (losses)...............................................                    1,020            (122)
     Net gain (loss) on sale of available-for-sale securities..............                      479            (610)
     Net gain on foreign currency transactions.............................                      107              925
     Net gain on translation of foreign subsidiaries.......................                    (581)              629
     Equity in earning (losses) of unconsolidated companies, net...........                      329              335
     Insurance premiums, income on private retirement plans and on
            capitalization plans...........................................                    2,032            1,793
     Other non-interest income.............................................                    1,196            1,775
                                                                                           ---------        ---------
Total non-interest income..................................................                  R$8,868          R$8,349
                                                                                           ==========================

        The increase in our non-interest income in the amount of approximately R$519 million in 2003 as compared to 2002 was primarily caused by the impact of the real appreciation in 2003, a better economic environment, an increase in the amount of R$662 million in fee and commission income, an increase in the amount of R$239 million in insurance premiums, income on private retirement plans and on capitalization plans and a decrease in the amount of R$579 million in other non-interest income.

        Our fees and commissions income increased to R$4,286 million in 2003, an increase of R$662 million in comparison to 2002. The consolidation of Itaú-BBA and Banco Fiat in our results was responsible for a R$168 million increase in revenues from services fees, especially those related to guarantees granted by Itaú-BBA and transactions carried out by Fiat Consortium, which amounted R$28 million and R$46 million, respectively. The revenues from fund management fees increased 18.7%, mainly as a result of the expressive increase of R$20,930 million in the volume of funds managed in 2003. The increase of R$186 million in fees from checking accounts is primarily due to the increase in the volume of our financing transactions, which impacted our credit operations income, and also as a result of a light impact caused by an increase of our client base and by the bank tariffs adjustments in November 2002.

        In 2003, our trading income (losses) amounted to R$1,020 million, corresponding to a positive variation of R$1,142 million when compared to 2002. This increase reflects the gains associated with our risk management strategy, administration of gaps, especially using derivative instruments, and mark-to-market effects on securities in a more favorable economic environment in 2003.

        Our results of available-for-sale securities increased to R$479 million in 2003, an increase of R$1,089 million in comparison to 2002. Unlike 2002, when available-for-sale securities were traded with losses recognition, the securities traded in 2003 benefited from the perception of a more favorable macroeconomic environment, which had positive effects on the securities’ market value.

        Our results of foreign currency transactions decreased to R$107 million in 2003, representing a reduction of R$818 million in comparison to 2002. This reduction was a result of increased profits in 2002 associated with higher foreign exchange rates.

        Our net gain on translation of foreign subsidiaries decreased R$1,210 million in 2003 in comparison to 2002. Basically, this result reflects the effects of foreign exchange rate variations on the valuation of our permanent investments abroad.

        Our revenues from insurance premiums, private retirement plans and capitalization plans increased R$239 million to R$2,032 million in 2003 in comparison to R$1,793 million in 2002, due primarily to an increase in the premiums paid under residential, car and life insurance policies and in the amount of private retirement (mostly PGBL/VGBL) and capitalization products sold.

        Our revenues from other non-interest income decreased to R$1,196 million in 2003, which represented a reduction of R$579 million in comparison to 2002. The 2002 results were impacted by the reversion of certain of our provisions for payment of tax penalties and interest. Such reversion was authorized by law, which granted financial benefits to taxpayers that decided to pay taxes that were being administratively or judicially disputed. In addition, we recognized in 2002 revenues of R$289 million for the renegotiation of our agreement with AOL Latin America. These events did not occur in 2003.

        Non-Interest Expense

        The following table shows the principal components of our non-interest expense for 2003 and 2002.

                                                                                           Year Ended December 31,
                                                                                         --------------------------
                                                                                           2003              2002
                                                                                         ----------      ----------
                                                                                              (in millions of R)
         Non-interest expense:
              Salaries and employee benefits..............................                R$(3,019)      R$ (2,546)
              Administrative expenses.....................................                  (3,361)         (2,841)
              Amortization of goodwill and other intangibles..............                    (473)           (137)
              Insurance claims, changes in reserves for insurance
                operations, for private retirement plans and
                acquisition costs.........................................                  (2,006)         (1,513)
              Depreciation of premises and equipment......................                    (646)           (567)
              Other non-interest expense..................................                  (2,782)         (3,486)
                                                                                         ----------      ----------
         Total non-interest expense.......................................               R$(12,287)      R$(11,090)
                                                                                         ==========================

        The increase in our non-interest expense in 2003 in the amount of R$1,197 million in comparison to 2002, was principally a result of an increase in the amount of R$473 million in salaries and employee benefits, an increase in the amount of R$520 million in administrative expenses, an increase in the amount of R$493 million in insurance claims, changes in reserves for insurance operations for private retirement and the acquisition costs offset by the decrease in the amount of R$704 million in other non-interest expense.

        Our expenses with salaries and employee benefits plans increased to R$3,019 million in 2003, an increase of R$ 473 million in comparison to 2002. This increase was a result of the consolidations of Itaú-BBA and Banco Fiat (R$ 227 million), stock option plan expenses (R$153 million in 2003, as compared to a reversion of compensation of R$4 million in 2002) and the wage adjustment of 7% under the Convenção Coletiva do Trabalho 2002/2003, the collective bargaining agreement, which we entered into in September 2002.

        Our administrative expenses had an increase of R$520 million in 2003 as compared to 2002, of which R$287 million was a result of the consolidation of Itaú-BBA and Banco Fiat. The remaining expenses are related to price adjustments of services provided by third parties and the increase of utility tariffs, as well as the increase in expenses related to system maintenance and enlargement of branches and ATMs network. Our focus on decreasing and rationalizing costs caused our efficiency rate to reach 50.4% in 2003, an increase of 4.4% compared to 2002.

        Our intangible assets amortization expenses increased R$336 million in 2003 as compared to 2002. On December 2002, Itaú Holding announced the execution of a purchase agreement for 99.99% of Banco Fiat’s total capital. Banco Fiat was the Brazilian market leader among finance companies and banks associated to car manufacturers, accounting for the financing of approximately 40% of the total sales volume of new vehicles with the Fiat brand. The agreement granted a 10-year period exclusivity to Banco Itaú for the financing and leasing of new vehicles sold through any promotion organized by the manufacturer Fiat and target to the consumer market. In these promotions, we would offer subsidized interest rates to consumers and Fiat would reimburse us the balance between our interest rates and market interest rates. At the end of 2003, approximately nine months after the acquisition, we have revaluated the car selling market in Brazil, considering, among other issues, the strategic changes that were defined by the Fiat controller in Italy imposing a significant reduction in the promotions with subsidized interest rates for new vehicles sales, with a consequent reduction of the financed sales in relation to total sales. As a consequence, we made an impairment amounting R$225 million of the intangibles asset corresponding to the distribution network we acquired as a result of our agreements related to Banco Fiat. Additionally, in 2003, we amortized intangibles assets related to Itaú-BBA in the amount of R$83 million.

        Our expenses with insurance operations, private retirement and capitalization plans increased R$493 million in 2003 as compared to 2002. This increase was mainly caused by the increase in our provisions for private retirement plans, which have been growing fast due to the market acceptance of our products, in the amount of R$242 million, as well as the increase of R$133 million in insurance claims proportional to the increase of our insurance premiums.

        Our real estate property and equipment depreciation expenses increased R$79 million in 2003 as compared to 2002. In 2003, we had an increase of expenses with renovation and the depreciation of real estate properties, installations and communication systems and data processing, associated our ongoing infrastructure investments.

        Our other non-interest expenses decreased to R$2,782 million in 2003, representing a reduction of R$704 million in comparison to 2002. In 2003, we had an increase in tax expenses of R$236 million with taxes on services and taxes on revenues and other taxes. The consolidation of Itaú-BBA and Banco Fiat is responsible for the increase of R$103 million in our tax expenses. The increase of R$133 million in tax expenses of Banco Itaú resulted basically from the increase of the COFINS rate charged from financial institutions, which was raised from 3% to 4% in September, 2003, and from a higher level of operations carried out during the year. On the other hand, our litigation expenses decreased by R$437 million in 2003 in comparison to 2002. In 2002, we had an increase in our litigation expenses because of the provisions we had to make for labor litigations relating to former employees of financial institutions we had acquired] Finally, in 2002, we recognized a temporary impairment loss on shares of AOL Latin America that resulted in the recognition of an expense of R$605 million, which did not recur in 2003.

        Taxes on Income

        Our expenses related to income taxes and social contributions increased R$1,541 million to an expense of R$1,480 in 2003 in comparison to an income of R$61million in 2002. In 2003, we had an increase of R$2,004 million of revenues before income tax and contribuição social sobre o lucro líquido, which contributed to an increase in our expenses from income tax and social contributions. In addition, according to Brazilian tax law, revenues/(expenses) from exchange rate fluctuations on investments abroad do not carry tax consequences while revenues/(expenses) generated by hedge operations on these investments are taxable.

        In 2003, the pre-tax result was burdened with a non-deductible expense from exchange rate variation on our investment in subsidiaries and associated companies abroad, while the corresponding income from the exchange rate variation on the hedge transactions for these investments was taxable, due to the nature of the financial instruments used for hedging. In addition, in 2002 we had a tax benefit on the full amortization of tax-deductible goodwill in excess of carrying amount of goodwill and other intangible assets that did not recur in 2003.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following table shows the principal components of our net income for 2002 and 2001.

                                                                                        Year Ended December 31,
                                                                                   -------------------------------
                                                                                      2002                 2001
                                                                                   ---------             ---------
                                                                                         (in millions of R$)

Interest income......................................................              R$14,556              R$10,768
Interest expense.....................................................                (6,915)               (4,488)
                                                                                   ---------             ---------
Net interest income..................................................                 7,641                 6,280
Provision for loan and lease losses..................................                (2,124)               (1,077)
                                                                                   ---------             ---------
Net interest income after provision for loan and lease losses........                 5,517                 5,203
Non-interest income..................................................                 8,349                 6,018
Non-interest expense.................................................               (11,090)               (9,197)
                                                                                   ---------             ---------
Income before taxes on income and minority interest..................                 2,776                 2,024
Taxes on income......................................................                    61                  (173)
Income before minority interest......................................                 2,837                 1,851
Minority interest....................................................                   (18)                   (7)
                                                                                   ---------             ---------
Cumulative effect of a change in an accounting principle
   (less applicable taxes)...........................................                     9                     0
                                                                                   ---------             ---------
Net income...........................................................              R$ 2,828              R$ 1,844
                                                                                   ===============================

        Interest Income

        The following table shows the principal components of our interest income for 2002 and 2001.

                                                                                        Year Ended December 31,
                                                                                   -------------------------------
                                                                                     2002                  2001
                                                                                   --------              ---------
                                                                                         (in millions of R$)
Interest income
     Interest on loans and leases....................................              R$ 7,961              R$ 6,203
     Interest on deposits in banks...................................                   927                   766
     Interest on Brazilian Central Bank compulsory deposits..........                   420                   233
     Interest on securities purchased under resale agreements and
         federal funds sold.........................................                    796                   370

     Interest on trading assets......................................                 2,857                 2,902
     Interest and dividends on available-for-sale securities.........                 1,532                   264
     Interest on held-to-maturity securities.........................                    63                    30
                                                                                   --------              --------
Total interest income................................................              R$14,556              R$10,768
                                                                                   ===============================

        The increase of 35.2% in our interest income in 2002 compared to 2001 was primarily due to the effects of the real devaluation in our assets denominated in or indexed to foreign currencies, which are reflected positively in the interest on loans and leases and in the interest in available for sale securities. In a smaller scale, the increase is also a result of an increase in interest on securities purchased under resale agreements and federal funds sold and a result of more stringent compliance requirements to increase compulsory deposits imposed by the Central Bank.

        The largest component of the increase in our interest income was the increase in interest income on loans and leases in the amount of R$1,758 million in 2002 compared to 2001. The income growth observed during the year was a reflection of the significantly balance growth of our credit portfolio to individuals that took place throughout 2001, when we implemented a strategy to extend credit to individuals and charged more favorable interest rates to us in order to compensate for the risk we took. Furthermore, revenues from concessions obtained for trade financing, indexed to foreign currencies, increased during 2002 in line with the increase in volume of these operations, partially offset by a reduction in our onlending operations due to a reduction in the average balance of these transactions, especially onlending transactions in foreign currencies. Furthermore, the real devaluation caused a positive impact in the revenues of our foreign currency-denominated and foreign currency-indexed operations.

        Interest income from available-for-sale securities increased by R$1,268 million in 2002 when compared to 2001. Revenues from available-for-sale securities were positively affected by the real devaluation and the consequent gain in securities indexed to foreign currencies.

        Interest income from securities purchased under resale agreements and federal funds sold increased by R$426 million in 2002 when compared to 2001. Income from securities purchased under resale agreements and federal funds sold were positively affected by an increase in interest rates in 2002 when compared to 2001.

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

        Interest Expense

        The following table shows the principal components of our interest expense paid in 2002 and 2001.

                                                                                       Year Ended December 31,
                                                                                   -------------------------------
                                                                                      2002                 2001
                                                                                   ---------             ---------
                                                                                         (in millions of R$)
Interest expense
     Interest on deposits............................................              R$(1,704)             R$(1,448)
     Interest on securities sold under repurchase agreements and federal
         funds purchased.............................................                (1,110)               (1,131)
     Interest on short-term borrowings...............................                (1,840)                 (695)
     Interest on long-term debt......................................                (2,261)               (1,214)
                                                                                   -------------------------------
Total interest expense...............................................              R$(6,915)             R$(4,488)
                                                                                   ===============================

        The increase of approximately 54.1% in our interest expense in 2002 was primarily a result of increased interest rates combined with the 52.3% real devaluation during the year.

        The increase of approximately R$1,145 million in our short-term debt interest expense was attributable to an increase in the average balance of our foreign trade borrowings together with the impact of the real devaluation, especially related to our dollar-denominated and dollar-linked debt in 2002.

        The increase of R$1,047 million of our long-term debt interest expense in 2002 compared to 2001 was due to an increase in our long-term debt average balance mainly as a result of the issuance of securities and subordinated debt abroad, partially offset by a reduction in the average balance of our onlending transactions in the same period.

        Our dollar-denominated and dollar-linked borrowings represented 53.0% and 50.8% of our total borrowings in 2002 and 2001, respectively.

        Provision for Loan and Lease Losses

        The provision for loan and lease losses increased from R$1,077 million in 2001 to approximately R$2,124 million in 2002.

        The increase was principally the result of a non-performing credit from one of our corporate customers combined with the increase in provisions as a reflect of our strategy in 2001 where we adopted certain credit policies to increase our credit portfolio to individuals which generated higher financial margins and, at the same time, higher credit risk.

        While credit transactions with individuals, including overdraft accounts and other types of financings, represented 33.4% of the total portfolio in 2002 compared to 40.2% in 2001 (see “Item 4B - Information on the Company - Business Overview - Selected Statistical Information - Allocation of Allowance for Loan Losses”), the portion of these transactions in the allowance for loan and lease losses increased from 35.8% in 2001 to 47.0% in 2002.

        Non-Interest Income

        The following table shows the principal components of our non-interest income for 2002 and 2001.

                                                                                    Year Ended December 31,
                                                                               --------------------------------
                                                                                 2002                    2001
                                                                               --------                --------
                                                                                     (in millions of R$)
Non-interest income:
     Fee and commission income.........................................        R$3,624                 R$3,190
     Trading income (losses)...........................................           (122)                   (367)
     Net gain (loss) on sale of available-for-sale securities                     (610)                     (4)
     Net gain on foreign currency transactions.........................            925                      47
     Net gain on translation of foreign subsidiaries...................            629                     317
     Equity in earning (losses) of unconsolidated
         companies, net................................................            335                     251
     Insurance premiums, income on private retirement plans
         and on  capitalization plans..................................          1,793                   1,476
     Other non-interest income.........................................          1,775                   1,108
                                                                               --------                --------
Total non-interest income..............................................        R$8,349                 R$6,018
                                                                               ================================

        The increase in our non-interest income in the amount of approximately R$2,331 million in 2002 as compared to 2001 was primarily due to the impact of the real devaluation in 2002 combine with an increase in the amount of R$434 million in fee and commission income and an increase in the amount of R$317 million in insurance premiums, income on private retirement plans and on capitalization plans and an increase in other non-interest income.

        The increase in our fee and commission income from approximately R$3,190 in 2001 to R$3,624 in 2002 was basically a result of a 34.2% increase in revenues obtained from fund management fees due to the positive fund performance. Furthermore, revenues increased as a result of a 17.8% increase in fees charged on our checking accounts during the year together with the 31.5% increase in our credit card base as a result of the increase in annual fees and other services. Furthermore, we can attribute the increase to our own organic growth as well as the acquisition of BEG in the end of 2001 which was fully reflected in 2002 and the consequent increase in our customer base from 8.8 million in 2001 to 9.1 million in 2002.

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

        The increase in other non-interest income to R$1,775 million in 2002 from R$1,108 million in 2001 is principally a result of revenue recognition in the amount of R$289 million relating to the revision of our agreement with AOL Latin America and also revenues in the amount of R$91 million associated with the Telefônica transaction. See Notes 2x and 31 to our consolidated financial statements. The increase is also due to the reversion of certain tax provisions relating to the payment of taxes at reduced amounts as a result of benefits offered by the Brazilian government.

       Non-Interest Expense

        The following table shows the principal components of our non-interest expense for 2002 and 2001.

                                                                                           Year Ended December 31,
                                                                                       -----------------------------
                                                                                          2002               2001
                                                                                       ----------          ---------
                                                                                             (in millions of R$)
Non-interest expense:
     Salaries and employee benefits......................................               R$(2,546)          R$(2,376)
     Administrative expenses.............................................                 (2,841)            (2,885)
     Amortization of goodwill and other intangibles......................                   (137)              (177)
     Insurance claims, changes in reserves for insurance operations, for                  (1,513)            (1,129)
         private retirement plans and acquisition costs..................
     Depreciation of premises and equipment..............................                   (567)              (487)
     Other non-interest expense..........................................                 (3,486)            (2,143)
                                                                                       ----------          ---------
Total non-interest expense...............................................              R$(11,090)          R$(9,197)
                                                                                       =============================

        The increase in our non-interest expense in 2002 in the amount of R$1,893 million, as compared to 2001, was principally a result of an increase in the amount of R$384 million in insurance claims, changes in reserves for insurance operations for private retirement and acquisition cost combined with the increase in the amount of R$1,343 million in other non interest expense.

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

        Taxes on Income

        Our expenses related to income taxes and social contributions decreased in the amount of R$234 million to an income of R$61 million in 2002 from R$173 million of expense in 2001, despite the fact that our taxable income increased by R$232 million in 2002, as compared to 2001. The growth in our taxable income was offset by the increase in our non-taxable income as result of translation gains from our foreign subsidiaries associated with tax benefits in connection with the increase in payment of interest on capital and the tax benefit on full amortization of tax-deductible goodwill in excess of carrying amount of goodwill and other intangible assets.

       Outlook for 2004

        In 2004, based on the current economic environment, additional interest rate reductions are expected, which would cause a reduction in our financial margins. In anticipation of this trend, Itaú Holding’s management has adopted several measures to support our strategy of generation of consistent and sustainable results.

        We intend to increase our commercial efforts to promote credit products to retail, very small, small and medium-sized companies and vehicle financing transactions. We are currently developing a business area to intensify our direct credit operations with mid to lower level class consumers through the offering of credit lines in stores and credit cards in general.

        Furthermore, part of this strategy is to focus on developing our insurance, private retirement and capitalization business areas. ItaúHolding expects a positive continuous growth in these areas, especially in private retirement products (VGBL and PGBL), which have been growing fast due to market acceptance of such products.

        In addition, for the past two years, Itaú Holding has been intensely focusing on decreasing administrative expenses. In 2004, ItaúHolding intends to encourage and adopt new cost control initiatives, enhancing the use of our available resources in a more conscious and rational way.

        However, the actual results of Itaú Holding can materially differ from these expectations due to the risks and uncertainties surrounding any activity and which are beyond our control.

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

        The following table sets forth our average deposits and borrowings for 2003, 2002 and 2001.

                                                                    For the years ended December 31,
                                               ---------------------------------------------------------------------------
                                                        2003                       2002                      2001
                                               ----------------------     ----------------------    ----------------------
                                               Average                    Average                   Average
                                               balance     % of total     balance     % of total    balance     % of total
                                               -------     ----------     -------     ----------    --------    ----------
Interest-bearing liabilities........            62,662        68.4%        43,955        60.7%       41,655        65.5%
                                               -------     ----------     -------     ----------    --------    ----------
Interest-bearing deposits...........            24,799        27.1%        19,692        27.2%       18,951        29.8%
     Savings deposits...............            17,827        19.5%        17,366        24.0%       16,286        25.6%
     Deposits from banks............               796         0.9%           120         0.2%          177         0.3%
     Time deposits..................             6,176         6.7%         2,206         3.0%        2,489         3.9%
Securities sold under repurchase
     agreements and federal funds
     sold...........................             8,801         9.6%         9,592        13.2%        9,487        14.9%
Borrowings:.........................            29,062        31.7%        14,671        20.3%       13,217        20.8%
     Short-term borrowings..........            13,589        14.8%         6,067         8.4%        5,610         8.8%
     Long-term debt.................            15,473        16.9%         8,604        11.9%        7,607        12.0%
Non-interest-bearing liabilities....            28,973        31.6%        28,518        39.3%       21,917        34.5%
                                               ---------------------------------------------------------------------------
Non-interest bearing deposits.......             7,336         8.0%         6,574         9.0%        5,890         9.3%
Other non-interest bearing
     liabilities....................            21,637        23.6%        21,944        30.3%       16,027        25.2%
Total liabilities...................            91,635       100.0%        72,473       100.0%       63,572       100.0%
                                               ===========================================================================

        Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B - Information on the Company - Business Overview - Funding.”

        Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity adequate. For this reason, under our current funding strategy, we are not focused on increasing our time deposit and demand deposit base as compulsory requirements relating to demand deposits are high and interest rates paid on time deposits are substantially higher than on other sources of funding. We highlight the optimization of the funding of the asset position of Itaú-BBA and Banco Fiat through Itaú Holding treasury operations, where prices are more competitive. Rather, we are seeking to increase our savings deposit base and our base of managed market funds.

        This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds. In order to finance a possible growth in our loan portfolio, we expect to use liquidity provided by our investments in securities.

        Our most important transactions outstanding as of December 31, 2003 were the following:

•	Subordinated debt of US$100 million, US$80 million and JPY30 billion, issued in 2001, which enable us to increase our capital base;

•	Receivables securitization program related to the non-Brazilian diversified payment orders. We issued Series 2002-1 in the amount of US$250 million in March 2002, Series 2002-2 in the amount of US$150 million in July 2002. In July 2003, we issued Series 2003-1 in the amount of US$150 million and Series 2003-2 in the amount of US$50 million. For the Series 2003-2, there was an amortization payment of US$25 million in September 2003. Additionally, we issued Series 2003-3 in the amount of US$105 million in November 2003;

•	Eurobonds of US$100 million issued in February 2002, US$100 million issued in April 2002 and US$150 million issued in May 2003;

•	Syndicated loan of US$100 million issued in February 2001;

•	Eurobond issued in February 2003 in the amount of Euro 60 million, which matured in August 2003; and

•	Single tranche of US$150 million of Euro Certificates of Deposit issued in December 31, 2002, which matured in June 2003. Another tranche of US$200 million issued in January 2003 matured in December 2003.

        Our ability to obtain funding depends on numerous factors including general economic conditions, investors’ perception of emerging market in general and of Brazil, in particular, prevailing economic and political conditions in Brazil, government regulations in relation to foreign exchange funding and our credit ratings.

        Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2003, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2004.

Credit Ratings

        As indicated above, we rely upon the short-term and long-term debt issuances to fund a portion of our operations. The cost and availability of debt is influenced, as indicated above, by several factors including our credit ratings. Credit ratings are also important when seeking to engage in long-term transactions.

        The credit ratings for Itaú Holding as of January 27, 2004 are as follows:

        Fitch Atlantic Ratings                                      Domestic             International

        Short-term                                                  F1+(bra)                   B
        Long-term                                                   AA(bra)                    B+
        Individual                                                     -                       C
        Legal                                                          -                       5

        The credit ratings for Itaú as of January 27, 2004 are as follows:

       Fitch Atlantic Ratings                                       Domestic             International

       Short-term                                                   F1+(bra)                   B
       Long-term                                                    AA(bra)                    B+
       Individual                                                      -                       C
       Legal                                                           -                       4

       Moody’s                                                      Domestic             International

       Financial Strength                                              -                       C-
       Bank Deposits - Foreign Currency                                -                     B3/NP
       Bank Deposits - Local Currency                                  -                     A3/P-2
       Long-term Deposit                                             Aaa.br                    -
       Short-term Deposit                                             BR-1                     -

       Standard & Poor’s                                            Domestic             International

       Foreign Currency - Long-term                                    -                       B+
       Foreign Currency - Short-term                                   -                       B
       Local Currency - Long-term                                    BrAA                      BB
       Local Currency - Short-term                                   BrA-1                     B

        The credit ratings for Itaú-BBA as of January 27, 2004 are as follows:

       Fitch Atlantic Ratings                                       Domestic             International

       Short-term                                                   F1+(bra)                   -
       Long-term                                                    AA(bra)                    -
       Individual                                                      -                       -
       Legal                                                           -                       4

       Moody’s                                                      Domestic             International

       Financial Strength                                              -                       -
       Bank Deposits - Foreign Currency                                -                       -
       Bank Deposits - Local Currency                                  -                       -
       Long-term Deposit                                             Aaa.br                    -
       Short-term Deposit                                             BR-1                     -

       Standard & Poor’s                                            Domestic             International

       Foreign Currency - Long-term                                    -                       -
       Foreign Currency - Short-term                                   -                       -

       Local Currency - Long-term                                     brAA                     -
       Local Currency - Short-term                                     -                       -

Changes in Cash Flows

        During 2003, 2002 and 2001, our cash flow was affected principally by the changes in the Brazilian economic environment. The following table sets forth the main variations in our cash flows during 2003, 2002 and 2001.

                                                                           For the Year Ended December 31,
                                                                      ----------------------------------------
                                                                        2003           2002            2001
                                                                      --------       --------        ---------
                                                                                (in millions of R$)

Net cash provided by operating activities.....................        R$5,289        R$6,616          R$7,256
Net cash used in investing activities.........................           (524)        (7,973)         (10,812)
Net cash provided by financing activities.....................           (526)         3,056            2,386
                                                                      --------       --------        ---------
Net increase (decrease) in cash and cash equivalents..........        R$4,239        R$1,699         R$(1,170)
                                                                      ========       ========        =========

        Operating Activities

        Our cash flows from operating activities provided for approximately R$5.3 billion, R$6.6 billion and R$7.3 billion for 2003, 2002 and 2001, respectively.

        Investing Activities

        Our cash flows from investing activities generated cash outflows of approximately R$0.5 billion, R$8.0 billion and R$10.8 billion in 2003, 2002 and 2001, respectively.

        During 2003, we made payments of R$1,599 million to the sellers of BBA and Fiat, net of cash and cash equivalent received for our acquisitons in 2003.

        Our cash outflow for the year ended December 31, 2002 was mainly related to the net increase in deposits with the Central Bank that generated cash outflows in the amount of approximately R$5.8 billion offset by a decrease in cash outflows on loans and leases in the amount of R$3.2 billion. In addition, as a result of our BBA acquisition, we received approximately R$5 billion of cash and cash equivalents and we have assumed debts in the amount of R$1,473 million and commitments to issue shares for 517 million and to make cash payments of R$685 million.

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

        Financing Activities

        In 2003, our cash flow from financing activities generated cash outflows of approximately R$0.5 billion compared to cash inflows of R$3.1 billion and R$2.4 billion in 2002 and 2001, respectively.

        During the year ended December 31, 2002, the most significant variation of the cash flow of financing activities was the increase in deposits for approximately R$4.5 billion offset by the decrease of R$4.7 billion in federal funds. The repayment of long-term debt decreased for approximately R$5.7 billion.

        During the year ended December 31, 2001, the most significant financing activities were the increase in our short-term borrowings providing for approximately R$3.7 billion and long-term borrowings providing for approximately R$5.8 billion. Our cash outflow from financing activities was related to the net payment of federal funds in the amount of approximately R$1.8 billion and the payment of long-term debt in the amount of approximately R$3.7 billion.

        We paid dividends and interest on stockholders’ equity in the amounts of approximately R$932 million, R$816 million and R$644 million for 2003, 2002 and 2001, respectively. We also acquired treasury stock, generating cash outflows of approximately R$290 million, R$223 million and R$656 million for 2003, 2002 and 2001, respectively.

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

        As required by Central Bank rules, we currently measure our capital compliance in two different ways: by consolidating only our financial institutions and on a fully-consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. During December 2003, 2002 and 2001, our solvency ratio measured on the financial institutions consolidation method was 21.6%, 19.1% and 19.5%, respectively and on a fully consolidated basis was 19.8%, 18.4% and 16.9%, respectively. The increase in our solvency ratio from 2002 to 2003 was primarily attributable to retained earnings.

        The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case at December 31, 2003, 2002 and 2001.

                                            Financial Institutions Consolidation           Full Consolidation
                                            ------------------------------------     -------------------------------
                                                      At December 31,                       At December  31,
                                            ------------------------------------     -------------------------------
                                              2003         2002          2001         2003       2002         2001
                                            -------       ------        --------     ------     ------       ------
                                                            (in millions of R$, except percentages)

Tier I................................       12,791       11,266        10,052       12,657     11,408        9,149
Tier II...............................        4,526        5,164         1,434        4,528      5,165        1,436
                                             ------       ------        ------       ------     ------       ------
Reference Capital.....................       17,317       16,430        11,486       17,185     16,573       10,585
                                             ======       ======        ======       ======     ======       ======
Adjustments...........................       (1,782)      (2,630)       (1,187)      (1,782)    (2,629)      (1,186)
                                             ------       ------        ------       ------     ------       ------
Our Regulatory Capital................       15,535       13,800        10,299       15,403     13,944        9,399
                                             ------       ------        ------       ------     ------       ------
Minimum regulatory capital
   required...........................        7,913        7,931         5,814        8,575      8,345        6,110
                                             ------       ------        ------       ------     ------       ------
Excess over minimum regulatory
   capital required...................        7,622        5,869         4,485        6,828      5,599        3,289
                                             ======       ======        ======       ======     ======       ======
Solvency Ratio........................         21.6%        19.1%         19.5%        19.8%      18.4%        16.9%
                                             ======       ======        ======       ======     ======       ======

        On September 26, 2001, the CMN introduced modifications to the specific formula for determining the capital to risk-weighted assets ratio by: increasing the risk factor applicable to transactions involving assets and liabilities denominated or indexed in foreign currency from 33% of the total exchange exposure on the excess of 20% of regulatory capital to 50% of the total exchange exposure. On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%. The Central Bank Circular No. 3.194 of July 2, 2003, reduced from 100% to 50% the foreign exchange exposure to be allocated to cover such exposure. We opt to use the prerogative included in the Central Bank Circular No. 3.217 of December 17, 2003 that established the alternative methodology to determine foreign exchange exposure.

        Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital purposes of such ration are described below:

(1)	Bank Deposit Certificates:

- issued on December 23, 2002, with nominal value of R$850,000, with maturity on December 23, 2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% per year;

- issued on February 26, 2003, as part of acquisition of investment in BBA, with nominal value of R$673,103, with maturity on February 26, 2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2)	Non-convertible debentures:

- issued on September 1, 2001, with nominal value of R$600,000, with maturity date on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

(3)	Euronotes:

- issued on August 13, 2001, in the amount of US$100,000,000 and on November 9, 2001, in the amount of US$80,000,000, with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 10% per year;

- issued on August 13, 2001, in the amount of ¥ 30,000,000 (US$244,938,000), also with maturity date on August 15, 2011 and paying interest semi-annually at the rate of 4.25% per year;

- issued on June 26, 2002 by BBA Nassau, in the amount of US$50,000,000, with maturity date on June 28, 2012 and paying interest semi-annually at the rate of 10.375% per year up to June 28, 2007 and, after this date up to maturity, at the rate of 13.625% per year.

(4)	Redeemable preferred shares:

- issued on December 31, 2002 by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$393,099,000, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% per year, paid semi-annually.

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

        The following table sets forth our interest-earning assets and interest-bearing liabilities position at December 31, 2003 and therefore does not reflect interest rate gap positions that may exist at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

                                                                 At December 31, 2003
                               --------------------------------------------------------------------------------------
                               Up to 30       31-90        91-180       181-365        1-3        Over 3
                                 days         days          days         days         years        years        Total
                               --------      ------        ------       -------      ------       ------       ------
                                                        (in millions of R$, except percentages

Deposits in other banks.....     9,008        3,141          463           520          451          196       13,779
Securities purchased under
   resale agreements and
   federal funds sold.......     2,590        5,022          162           102          668          284        8,828
Central Bank compulsory
   deposits.................     8,156            0            0             0            0            0        8,156
Trading assets..............     5,637          385        1,271         1,759          804          782       10,638
Securities available for
   sale.....................       745          339          596           875        3,890        3,000        9,445
Securities held to maturity          0           78          138            26        1,094        2,196        3,532
Loans and leases............     8,997        5,364        4,669         5,132        7,571        3,283       35,016
                               --------------------------------------------------------------------------------------
   Total interest-earning
     assets.................    35,133       14,329        7,299         8,414       14,478        9,741       89,394
                               ======================================================================================
Savings deposits............    18,521            0            0             0            0            0       18,521

                                                                 At December 31, 2003
                               --------------------------------------------------------------------------------------
                               Up to 30       31-90       91-180        181-365        1-3        Over 3
                                 days         days         days          days         years        years        Total
                               --------      ------       ------        -------      ------       ------       ------
                                                        (in millions of R$, except percentages

Time deposits..............      1,056          521          417         1,017        1,373           24        4,408
Deposits from banks........        920           11           12            44            2            0          989
Securities sold under
   repurchase agreements
   and federal funds
   purchased...............      4,342        4,973          124            34            0            0        9,473
Short- and Long-Term debt..      3,027        2,086        3,204         3,403        7,170        8,666       27,556
                               --------------------------------------------------------------------------------------
   Total interest-bearing
     liabilities...........     27,866        7,591        3,757         4,498        8,545        8,690       60,947
                               ======================================================================================
Asset/liability gap........      7,267        6,738        3,542         3,916        5,933        1,051       28,447
Cumulative gap.............      7,267       14,005       17,547        21,463       27,396       28,447
Ratio of cumulative gap to
   total interest-earning
   assets..................      8.1%        15.72%        19.6%         24.0%        30.6%        31.8%

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

        At December 31, 2003, our consolidated net foreign currency exposure was a liability of approximately R$1.1 billion. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or denominated assets and total foreign currency indexed or denominated liabilities, including off balance sheet financial instruments.

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

        The following table sets forth the main assets and liabilities subject to foreign exchange variations as of December 31, 2003. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

                                                                    As of December 31, 2003(1)
                                           --------------------------------------------------------------------------
                                                                                                        Percentage of
                                                                                                           amounts
                                                                                                       denominated in
                                                                                                        and linked to
                                                     Denominated in      Linked to                        foreign
                                                        foreign           foreign                       currency of
                                              R$        currency         currency        Total             total
                                           --------------------------------------------------------------------------
                                                            (in millions of R$, except percentages)
Assets:

   Cash and due from banks and
     restricted cash...................     1,218           537               10          1,765            31.0%
   Loans, securities and other assets..    76,073        14,970            7,406         98,449            22.7%
   Premises and equipment, net.........     2,597            99               --          2,696             3.7%
   Investments in affiliates and other
     investments.......................       692           387               --          1,079            35.9%
   Goodwill............................        35           237               --            272            87.1%
   Other intangibles...................     1,384            --               --          1,384               0%
   Non-performing loans................     1,400            --               --          1,400               0%
   Allowance for loan losses...........    (2,632)         (216)              --         (2,848)            7.6%
                                           --------------------------------------------------------------------------
     Total.............................    80,767        16,014            7,416        104,197            22.5%
                                           ==========================================================================
   Percentage of total assets..........     77.5%         15.4%             7.1%         100.0%               --

Liabilities and Stockholders
Equity:

   Non-interest bearing deposits.......     8,235           975              112          9,322            11.7%
   Deposits, borrowings and other
     liabilities.......................    63,206        13,354            3,867         80,427            21.4%
   Minority interest in consolidated
     subsidiaries......................       495             6               --            501             1.2%
   Stockholders equity.................    13,947            --               --         13,947               0%
                                           --------------------------------------------------------------------------
     Total.............................    85,883        14,335            3,979        104,197            17.6%
                                           ==========================================================================
   Percentage of total liabilities and
     stockholders equity...............     82.4%         13.8%             3.8%         100.0%               --

----------

(1)   Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.

        The following tables present the composition of our off-balance sheet derivative instruments as of December 31, 2003, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy.

                                                                                  As of December 31, 2003
                                                                           ------------------------------------
                                                                                     Notional amounts
                                                                           ------------------------------------
                                                                                       Denominated
                                                                                     In or linked to
                                                                                         Foreign
                                                                            R$           Currency         Total
                                                                           -----    ----------------      -----
                                                                                    (in millions of R$)

Off-balance sheet financial instruments
Swap contracts
   Buy/(sale) commitments, net.....................................        2,168         (2,168)              0
Forward contracts
   Sale commitments, net...........................................        1,063          1,056           2,119
Future contracts
   Buy (Sale) commitments, net.....................................        7,856         (6,028)          1,828
Option contracts
   Buy (Sale) commitments, net.....................................        1,402            921           2,323

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

        The following table presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2003 classified by the method used to determine fair value:

                                                                   Prices provided   Fair value based
                                                                      by external     on models and
                                                                   sources (mainly   other valuation
                                        Quoted market prices        dealer quotes)        method             Total
                                        --------------------       ---------------   ----------------        -----
                                                                   (in millions of R$)
Securities purchased under resale                 --
   agreements and federal funds sold....                                8,828                --              8,828
Trading Securities......................         852                    7,983               421              9,256
Derivative Financial Instruments........          48                      228             1,106              1,382
Available-for-Sale Securities...........         714                    6,930             1,801              9,445
Derivatives Liabilities.................        (121)                    (201)             (503)              (825)

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

        The following table sets forth our capital expenditures for the years ended December 31, 2003, 2002 and 2001.

                                                                              For the year ended December 31,
                                                                            ----------------------------------
                                                                            2003            2002          2001
                                                                            ----            ----          ----
                                                                                     (in millions of R$)

Land and buildings.....................................................      59             197            83
Furniture and data processing equipment................................     358             444           502
Leasehold improvements.................................................      24              67            22
Software developed or obtained for internal use........................     196              46           126
Other..................................................................       7              17            11
                                                                            ---             ---           ---
   Total...............................................................     644             771           744
                                                                            ===             ===           ===

        We expect that our capital expenditures in 2004 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

        We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2004 will be funded from our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

5C. Research and Development, Patents and Licenses, Etc.

        Not applicable.

5D. Trend Information

        Several factors will affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment,

•	the effects of inflation in our results of operations,

•	the effects of the real variation and interest rates on our net interest income, and

•	any acquisition of financial institutions we make in the future.

        In addition, our recent acquisitions could affect the comparability of our financial statements. Each of these factors is described fully under “Item 5A - Operating and Financial Review and Prospects - Overview - Operating Results.”

        In addition, you should read “Item 3D - Key Information - Risk Factors”for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E. Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 28(d) of our financial statements.

5F. Tabular Disclosure of Contractual Obligations

        The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2003:

                                                                   Payments due by period
                                                                    (in millions of R$)
                                         ---------------------------------------------------------------------------
                                                         Less than 1                                    More than 5
                                          Total             year         1-3 year       3-5 year           years
                                         ------          -----------     --------       --------        -----------
Contractual Obligations
Long-Term Debt Obligations............   15,116             2,621         4,048          3,760             4,687
Operating and Capital (Finance)
   Lease Obligations..................    1,504               338           478            199               489
Guarantees............................    6,056             4,268           481            140             1,167
                                         ---------------------------------------------------------------------------
Total.................................   22,676             7,227         5,007          4,099             6,343
                                         ===========================================================================

        We have assumed certain commitments under the terms of the sale and purchase agreement with BBA. The amounts involved in those commitments cannot be reasonably estimated as of the date of this annual report. The key agreements are presented below:

        (a) Upon the transfer to Itaú-BBA of loans to corporate customers recorded in Banco Itaú that we have committed (and that took place in January 2004), we have committed with the individual selling shareholders that such transferred loans will generate a minimum spread to Itaú-BBA and that we will reimburse them for losses incurred for up to a five-year period on such loans.

        (b) If the results from treasury activities over a five-year period exceeds a target amount we have committed to make an additional payment to the individual selling shareholders. Conversely, if such results are below a minimum amount we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement will be made at the end of the five years unless it reaches the ceiling or other specified events occur.

        (c) We have committed to pay a bonus to the directors and officers (all of which are also shareholders) that remain in its capacity providing services to Itaú-BBA over two years as from the date of the transaction. The full amount of the bonus is to be made after eight years and accrues pro-rata after the second year.

        The individual selling shareholders have also committed to reimburse us for pre-acquisition contingencies and losses on specifically identified loans.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

        We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers (each an executive officer). All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions and dates of birth of the members of our directors and senior management at the present date, who were elected on April 28, 2004:

        Directors:

Name                                         Position                      Date of Birth
----                                         --------                      -------------
Olavo Egydio Setubal                         Chairman                      04/16/1923
Jose Carlos Moraes Abreu                     Vice Chairman                 07/15/1922
Alfredo Egydio Arruda Villela Filho          Vice Chairman                 11/18/1969
Roberto Egydio Setubal                       Vice Chairman                 10/13/1954
Alcides Lopes Tapias                         Director                      09/16/1942
Carlos da Camara Pestana                     Director                      07/27/1931
Fernao Carlos Botelho Bracher                Director                      04/03/1935
Jose Vilarasau Salat                         Director                      02/20/1931
Henri Penchas                                Director                      02/03/1946
Maria de Lourdes Egydio Villela              Director                      09/08/1943
Persio Arida                                 Director                      03/01/1952
Roberto Teixeira da Costa                    Director                      02/05/1934
Sergio Silva de Freitas                      Director                      01/16/1943
Tereza Cristina Grossi Togni                 Director                      01/25/1949

        Executive officers:

Name                                         Position                      Date of Birth
----                                         --------                      -------------
Roberto Egydio Setubal                       President and CEO             10/13/1954
Henri Penchas                                Senior Vice President         02/03/1946
Sergio Silva de Freitas                      Senior Vice President         01/16/1943
Alfredo Egydio Setubal                       Executive Vice President      09/01/1958
Luciano da Silva Amaro                       Legal Counsel                 05/31/1945
Rodolfo Henrique Fischer                     Executive Officer             12/26/1962
Silvio Aparecido de Carvalho                 Executive Officer             05/09/1949

        Our directors elected by the ordinary shareholders’ general meeting held on April 28, 2004 and our executive officers elected by the board of directors meeting held on April 28, 2004 are awaiting homologation from the Central Bank. At December 31, 2003, Itaú had the same directors and the same executive officers as Itaú Holding currently has, except that Banco Itaú has certain executive officers who are not part of Itaú Holding.

        As mentioned below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa group.

        Set forth below are brief biographical descriptions of our directors and executive officers:

        Mr. Olavo Egydio Setubal has been chairman of our board of directors since October 1986. He was our Chief Executive Officer from 1964 to 1975 and our president from 1979 to 1985. He was the Mayor of the City of São Paulo from 1975 to 1979, Minister of Foreign Relations from 1985 to 1986 and a member of the CMN during the years 1974 and 1975. He has been chairman of the board of directors of Itaúsa since April 2001 and its chief executive officer since 1986. He has a bachelor’s degree in Engineering from Escola Politécnica da Universidade de São Paulo. He is the father of Mr. Roberto Egydio Setubal and Mr. Alfredo Egydio Setubal.

        Mr. José Carlos Moraes Abreu has been our vice chairman since 1986. He was our managing officer from 1964 to 1969, our executive vice president from 1969 to 1976, our chief executive officer from 1976 to 1985 and our president and chief executive officer from 1985 to 1990. He was a member of the board of directors of Itaúsa from April 1983 to April 2004, a member of the CMN from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the steering committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the board of directors of Libra Bank Ltd. (London) from 1974 to 1989. He has a bachelor’s degree in Law from Universidade de São Paulo. He is the uncle of Mr. Ruy Villela Moraes Abreu.

        Mr. Alfredo Egydio Arruda Villela Filho was elected vice chairman of our board of directors in April 2001. He has been a member of the board of directors of Itaúsa-Investimentos Itaú S.A. since 1995 and a member of the board of directors of Itautec Philco S.A. since 1997. He has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), or the Mauá Technology Institute and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. He is the nephew of Mrs. Maria de Lourdes Egydio Villela and Mr. Alberto Dias de Mattos Barretto.

        Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors in April 2001. He has been a director since April 1995 and our president and chief executive officer since April 1994. He was our general manager from 1990 to 1994. He was the president of Febraban-Federação Nacional de Bancos, the Brazilian federation of banks, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003; a board member of the Institute of International Finance and of the International Monetary Conference and a member of the International Advisory Committee of the Federal Reserve Bank of New York. He has a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in Science Engineering from Stanford University. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

        Mr. Alcides Lopes Tápias was elected a member of our board of directors in April 2002. He is partner in InterAmericana Ltda. and from December 2001, member of the board of directors of the Sadia Group. Joined Bradesco in 1957, rising through the ranks to become vice president of the executive board and the senior management board until 1996. Between 1991 and 1994, he was President of FEBRABAN (the Brazilian Federation of Bank Associations) and a member of the National Monetary Council. He represented Bradesco on the boards of Ericsson, CSN, Latasa, Monteiro Aranha and others. Elected member of the board of directors of Tubos e Conexões Tigre in 1995. President of the Camargo Corrêa group in 1996, being elected chairman of the board of directors of the holding company. Chairman of the board of directors of USIMINAS (1997) and of São Paulo Alpargatas up to September 1999, when he was appointed by the President of the Republic, Fernando Henrique Cardoso, to be Minister of Development, Industry and Foreign Trade, in which position he remained until July 2001. He has a bachelor’s degree in Business Administration from Universidade Mackenzie and a bachelor’s degree in Law from Faculdades Metropolitanas Unidas.

        Mr. Carlos da Câmara Pestana has been a director since October 1986. He was our managing officer from 1980 to 1985; vice-president officer from 1985 to 1986; executive vice president from 1986 to 1990 and our president from 1990 to 1994. He has a bachelor’s degree in Law from Faculdade de Direito da Universidade Clássica de Lisboa.

        Mr. Fernão Carlos Botelho Bracher has been our director since April 2003, president of Banco Itaú-BBA S.A. since 1988 and vice president of its board of directors since February 2003. He was a director of Banco da Bahia from 1961 to 1973. Director of the Central Bank from 1974 to 1979. Director vice president of Group Atlântica-Boavista de Seguros from 1980 to 1982, vice president director of Banco Bradesco S.A. from 1982 to 1985 and president of the Central Bank from 1985 to 1987. He has a bachelor’s degree in Law from Universidade de São Paulo and has studied in German Universities.

        Mr. José Vilarasau Salat was elected a member of our board of directors in April 2001. He has been the president of Caja de Ahorros y Pensiones de Barcelona “la Caixa” since January 1999 and the president of Caixa Holding S.A. since July 2000. He has a bachelor’s degree in Industrial Engineering from Escuela Especial de Ingenieros Industriales de Barcelona and in Economic Science and Business from Universitat de Barcelona.

        Mr. Henri Penchas has been a director and a senior vice president since April 1997. He was our executive vice president from 1993 to 1997. He is the head of our economic control division. He has been executive director of Itaúsa since December 1984 and its investor relations’ officer. He has been vice president of Banco Itaú-BBA S.A. since February 2003. He has a bachelor’s degree in Mechanical Engineering from Universidade Mackenzie and a post-graduate degree in Finance from Fundação Getúlio Vargas.

        Mrs. Maria de Lourdes Egydio Villela has been a director since March 1993. She is currently the president of the São Paulo Museum of Modern Art, the president of Instituto Itaú Cultural and vice-chairman of the board of directors of Itaúsa. She has a bachelor’s degree in Psychology from Pontifícia Universidade Católica. She is the aunt of Mr. Alfredo Egydio Arruda Villela Filho.

        Mr. Pérsio Arida was elected a member of our board of directors in April 2001. He was the Secretary of Social Coordination of SEPLAN (the Federal Planning Secretariat) in 1985, a member of the executive board of the Central Bank in 1986, the president of Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian government development bank, from 1993 to 1994, and the president of the Central Bank in 1995. He has a bachelor’s degree in Economics from Universidade de São Paulo and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT) USA. He is a member of the Institute for Advanced Study (Princeton, USA) and a member of the Smithsonian Institute (Washington, USA).

        Mr. Roberto Teixeira da Costa was elected a member of our board of directors in April 2001. He was involved in the creation of the CVM, of which he was chairman until 1979. He was also International Chairman of the CEAL-Business Council of Latin America from 1998 to 2000. He is a member of the advisory committee of the State of São Paulo newspaper. He has a bachelor’s degree in Economics from Faculdade Nacional de Ciências Econômicas do Rio de Janeiro.

        Mr. Sergio Silva de Freitas has been a director since October 1986, our Managing Officer from 1984 to 1985, Executive Officer from 1985 to 1986, Executive Vice President from 1986 to 1993 and our Senior Vice President since April 1993. He is the head of Corporate Banking Area and has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

        Mrs. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004. Member of Audit Committee of the ItaúFinancial Conglomerate, which will be fully functional from July 1, 2004, appointed by the Board of Directors as financial expert with responsibilities pursuant to Resolution 3081 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, due to her undoubted knowledge in the accounting and auditing areas. In the Central Bank she was Supervision Director from April 2000 to March 2003, Consultant, Assistant Head and Department Head for Supervision from 1997 to March 2000 and Inspector and Supervision Coordinator in Belo Horizonte from August 1984 to February 1997. Member of the Advisory Banking Board of the Toronto International Leadership Centre for Financial Sector Supervision, Toronto, Canada from 2003. She graduated in Business Administration and Accounting from the Catholic University of Minas Gerais in 1977 and has completed specialization courses in Switzerland and the United States.

        Mr. Alfredo Egydio Setubal has been our Executive Vice President since March 1996 and Investor Relations Director since 1995, with overall responsibility for communications with the capital markets, always seeking to increase the transparency of financial and strategic information which is of good quality, material, timely, credible and readily comparable. He is responsible for the relationship with the Brazilian Securities and Exchange Commission (CVM), the Central Bank and other government authorities with respect to capital market matters. He is the head of our Capital Markets Area where he is responsible for the formulation, implementation and compliance with the Bank’s strategic guidelines. He was our Executive Director between 1993 and 1996. He has been a member of the Board of Directors of Banco Itaú-BBA S.A. since February 2003. He was a member of the National Association of Investment Banks - ANBID from 1994 to August 2003 and has been its President since August 2003. He has been a member of the Board of Directors of the Securities Dealers’Association - ADEVAL (since 1993), of the Brazilian Clearing and Depository Corporation - CBLC (since 1998), of the São Paulo Stock Exchange - BOVESPA (since 1996) and the Brazilian Association of Listed Companies - ABRASCA (since 1999). President of the Board of the Brazilian Institute of Investor Relations - IBRI (since 2000). Finance Director of the Museum of Modern Art of São Paulo - MAM (since 1992). He has a bachelor’s and a post-graduate degree in Business

Management from Fundação Getúlio Vargas. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

        Mr. Luciano da Silva Amaro has been our Legal Counsel since December 1988. He was a tax consultant to our Brazilian Treasury Desk from July 1970 to January 1976. He has a bachelor’s degree in Law from Universidade de São Paulo.

        Mr. Rodolfo Henrique Fischer has been an executive officer since September 1999. He occupied various positions in our bank between 1984 and 1994, including as General Manager. He was a managing officer from 1994 to 1999, among them, Exchange and Foreign Trade General Manager between 1991 and 1994 and Exchange and Foreign Trade Managing Director between 1994 and 1999. He is the head of our Financial and International Area. He has a bachelor’s degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo and Master of Science in Management from Massachusetts Institute of Technology (MIT).

        Mr. Silvio Aparecido de Carvalho has been an executive officer since October 2000. He was our General Manager from 1984 to 1986, our Technical Officer from 1986 to 1988, a managing officer from 1988 to 1999, and our Senior Managing Officer from 1999 to 2000. He is the head of Executive Directory of Controller. He is graduated in Business Administration and Accounting Sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, with a Master’s degree and a Doctorate in Controllership and Accounting from the same University, both with honors. Concluded the Stanford Executive Program at Stanford University, USA (1985). He has been a Professor of Universidade de São Paulo since 1976

        There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers is a party adverse to us. Except for the shareholders’ agreement that Itaúsa entered into with Caixa Holdings S.A., which gives “la Caixa” the right to appoint one director to our board of directors and one of Itaú, see “Item 4A - Information on the Company - History and Development of the Company - Certain Developments” and “Item 10C - Additional Information - Material Contracts,” we have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B. Compensation

        For the year ended December 31, 2003, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our senior management for services during that year in all capacities was approximately R$90 million. This number includes salaries in the amount of approximately R$46 million, profit-sharing plans and management participation in the amount of approximately R$44 million and contributions to pension plans we sponsor in the amount of approximately R$0.3 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and members of our administrative, supervisory or management bodies, and we do not otherwise publicly disclose this information.

        We have also granted options to our executive officers under the plan described in “Item 6E - Share Ownership - Stock Option Plan.” Each option gives the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

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

        In February 2002, we issued 3,000,000 stock options with an exercise price of R$64.17, 4,000,000 stock options with an exercise price of R$74.45, 5,000,000 stock options with an exercise price of R$87.77 and 6,000,000 stock options with an exercise price of R$133.98. These options will expire in December 2004, December 2005, December 2006 and December 2007, respectively.

        In March 2002, we issued 534,150,000 stock options with an exercise price of R$165.00 and 9,000,000 stock options with an exercise price of R$164.00. These options will expire in December 2009.

        In March 2003, we issued 6,000,000 stock options with an exercise price of R$226.91, 533,900,000 stock options with an exercise price of R$140.00 and 13,500,000 stock options with an exercise price of R$140.10. These options will expire in December 2008, 2010 and 2010, respectively.

        The main conditions of the options outstanding as of December 31, 2003 are as follows:

                                                                     As of December 31, 2003
                                                               ---------------------------------
                                                                  Quantity            Remaining
                                                                 of options          term period
        Exercise price as of December 31, 2003 (in R$)         (in thousands)         (in years)
        ----------------------------------------------         --------------         ----------
        86.55 ...........................................            25,000             1 year
        100.42 ..........................................            35,000             2 years
        118.39 ..........................................           385,500             3 years
        118.19 ..........................................            26,500             3 years
        180.71 ..........................................           463,200             4 years
        234.21 ..........................................           513,400             5 years
        233.08 ..........................................            11,000             5 years
        223.36 ..........................................           507,450             6 years
        222.00 ..........................................             9,000             6 years
        151.25 ..........................................           503,600             7 years
        151.35 ..........................................            13,500             7 years
      Total .............................................         2,493,150                --

        Our compensation expense related to the stock option plans amounted to R$153 million and R$24 million for the years ended December 31, 2003 and 2001. For the year ended December 31, 2002, we recognized a reversal of compensation (revenue) related to the stock option plan amounted to R$4 million.

        In addition, our senior executive officers and members of our board of directors receive additional benefits generally provided to our employees and their families, such as medical assistance and educational expenses, in the amount of approximately R$0.5 million.

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

        Since May 2003, the members of our fiscal council and alternate members receive a monthly compensation of R$7,500 and R$2,500, respectively.

6C. Board Practices

        Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate books,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors, in accordance with the recommendation of the audit committee,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	ratifying the decisions of the stock option committee, and

•	determining the payment of interest on net worth and the purchase of our own shares.

        Our board of directors may be composed of a minimum of five and a maximum of twenty directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one Chairman and three Vice-Chairmen. The annual shareholders’ meeting held as of April 28, 2004 elected the fourteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2005. We have no service contracts with our directors providing for benefits upon termination of employment.

        Our board of executive officers is responsible for our day-to-day management. It may be composed of a minimum of five and a maximum of ten members. The board of directors elected as of April 28, 2004 the seven members of our current board of officers, which consists of the President, two Senior Vice Presidents, one Executive Vice President, two Executive Officers, and the Legal Counsel, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2005 annual general shareholders’ meeting.

        According to the Brazilian corporate law, the adoption of a fiscal council, or conselho fiscal, is voluntary. Our fiscal council has been stablished annually even when by-laws do not provide a permanent status to the fiscal council. Such fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established in the Brazilian corporate law and encompass oversight of management’s compliance with laws and our by-laws, the issuing of a report on the annual and quarterly reports and certain matters submitted for the approval of the shareholders and calling for shareholders’ meetings and reporting specific adverse matters at those meetings. Our fiscal council is made up of the following individuals, each of whom serves for a term of one year:

                    Name                                      Position          Date of Birth
                    ----                                      --------          -------------

                    Gustavo Jorge Laboissiere Loyola          Member            12/19/1952
                    Alberto Sozin Furuguem                    Member            02/09/1943
                    Iran Siqueira Lima                        Member            05/21/1944
                    Jose Marcos Konder Comparato              Deputy            09/25/1932
                    Jose Roberto Brant de Carvalho            Deputy            04/30/1928
                    Walter dos Santos                         Deputy            08/25/1934

        Under our by-laws, we also have a stock option committee, an internal control committee and an international consultant board. In our shareholders’ meeting held on April 28, 2004 the internal controls committee was transformed into the audit committee expanding its objectives and purposes in order to adapt it to the provisions of Resolution no. 3081 of the National Monetary Council and the Sarbanes-Oxley Act. On July 1, 2004, when the audit committee will be effective, the internal controls committee will no longer exist. For information regarding the functions of our stock option committee, see “Item 6E - Share Ownership.”

        Our stock option committee is made up of the following individuals, each of whom serves for a term of one year:

                    Name                                      Position          Date of Birth
                    ----                                      --------          -------------

                    Olavo Egydio Setubal                      President         04/16/1923
                    Carlos da Camara Pestana                  Member            07/27/1931
                    Jose Carlos Moraes Abreu                  Member            07/15/1922
                    Roberto Egydio Setubal                    Member            10/13/1954
                    Roberto Teixeira da Costa                 Member            02/05/1934

        Our internal control committee is responsible, among other things, for:

•	evaluating the efficiency and reliability of our internal control systems implemented by our board of executive officers,

•	assessing the compliance of our operations and businesses with legal provisions and internal regulations, and

•	supervising our internal auditing services.

        Our audit committee once installed will be responsible for:

•	evaluating the efficiency and reliability of our internal control systems implemented by our board of executive officers,

•	assessing the compliance of our operations and businesses with legal provisions and internal regulations and policies,

•	supervising our internal auditing services, preserving the quality and the integrity of the accounting process, balance sheets and additional information,

•	monitoring the independent auditors ensuring they remain independent and reliable, and

•	recommending the hiring and dismissal of the independent auditors to the Board of Directors.

        Our current internal controls committee, will be substituted on July 1, 2004 by the audit committee. The audit committee is comprised of the individuals included in the following table, each of whom serves for a term of one year. One of its members, Mrs. Tereza Cristina Grossi Togni, was appointed by the board of directors on a meeting held on April 28, 2004 as the financial expert with the responsibilities under Resolution no. 3.081 of the National Monetary Council and the Sarbanes-Oxley Act.

                    Name                                        Position       Date of Birth
                    ----                                        --------       -------------
                    Carlos da Camara Pestana                    President      07/27/1931
                    Alcides Lopes Tapias                        Member         09/16/1942
                    Tereza Cristina Grossi Togni                Member         01/25/1949

        Our international consultant board, previously know as international consultant committee, was restructured and became a board by the decision of our general shareholders’ meeting held on April 28, 2004. This board is a deliberating entity with no decision-making power and shall annually meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the our increasing presence in the international financial community. The international consultant board is comprised of our President and CEO, as well as three to twenty other members who are very accomplished in the field of international economics and finance affairs.

        Our international consultant board is made up of the following individuals, each of whom serves for a term of one year:

                    Name                                        Position       Date of Birth
                    ----                                        --------       -------------

                    Roberto Egydio Setubal                      President      10/13/1954
                    Artur Eduardo Brochado dos  Santos Silva    Member         05/22/1941
                    Carlos da Camara Pestana                    Member         07/27/1931
                    Fernao Carlos Botelho Bracher               Member         04/03/1935
                    Henri Penchas                               Member         02/03/1946
                    Jose Carlos Moraes Abreu                    Member         07/15/1922
                    Maria de Lourdes Egydio Villela             Member         09/08/1943
                    Roberto Teixeira da Costa                   Member         02/05/1934
                    Rubens Antonio Barbosa                      Member         06/13/1938
                    Sergio Silva de Freitas                     Member         01/16/1943
6D. Employees

General

        The following table sets forth the number of our employees at December 31, 2003, 2002 and 2001:

                                                                                               December 31,
                                                                                ------------------------------------------
                                                                                   2003            2002            2001
                                                                                ---------       ----------      ----------
            Employees (on a consolidated basis) ........................          42,450          43,215          45,409
            Brazil .....................................................          41,271          41,996          43,804
            Abroad .....................................................           1,179           1,219           1,605
              Banco Itau Buen Ayre (Argentina) .........................           1,003             982           1,370
              Others ...................................................             176             237             235

        Employees from each of our business operations at December 31, 2003, 2002 and 2001 are presented in the following table:

                                                                                   December 31,
                                                                     ----------------------------------------
                                                                      2003             2002             2001
                                                                     ------           ------           ------
      Banco Itaú and subsidiaries:
      Banking ................................................       38,555           38,893           42,222
      Credit Cards ...........................................          148              139               36
      Asset Management .......................................        1,055            1,085            1,130
      Insurance, private retirement and capitalization .......        2,089            1,934            2,021
      Itau-BBA and subsidiaries: .............................          603            1,164               --
      Total ..................................................       42,450           43,215           45,409

        Since 1985, we have reduced the number of our employees from 87,436 to 42,450 as of December 31, 2003 as part of our overall policy of rationalization and automation which resulted in increased productivity. The number of our employees decreased by 2% from December 31, 2002 to December 31, 2003 as a result of the restructuring process of Banestado, BEG and Itaú-BBA. We have sought to streamline the operations of the banks we have acquired by closing branches where we already had coverage and by introducing our technology and automated processes into branches of BEG, Banestado, Banerj, Bemge and Banco del Buen Ayre in an effort to centralize back office operations. At December 31, 2003, we had 1,179 employees outside Brazil.

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

        Our unionized employees are represented by 224 unions. The Federação Nacional dos Bancos, a national federation of banking institutions, and two representative labor committees elected by the unions conduct annual wage negotiations to set entry level salaries, banks’ overtime pay levels and other benefits. The annual negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels.

        We sponsor seven pension plans for our employees which supplement what they receive under the Brazilian social security system. Four of these plans are administered by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board which is comprised of our representatives and our employees. The remaining plans are Funbep Plan, which is managed by Funbep—Fundo de Pensão Multipatrocinado and Prebeg Plan, which is managed by Prebeg—Caixa de Previdência dos Funcionários do Banco BEG. Both Funbep and Prebeg are trusts established for managing pension plans. The remaining plan is the PGBL Plan (a defined contribution plan) designed for new employees since August 1, 2002.

        As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that administer the plans. During 2003 and 2002, we made contributions to the pension plan at levels required by actuarial standards.

Training and Development

        In keeping with our strategy to remain competitive in the market, we highly emphasize the quality of our human resources. Based on that it has been implemented a great variety of programs to attract talented personnel and to train the existing employees.

        Through our university recruiting programs, we hire students with distinguished profile, after the completion of the graduate degrees to be especially developed for future challenges within this agile and competitive environment. These young and differentiated professionals in a short time can bring significant results to the areas.

        In addition, there is a program designed to attract and recruit individuals with physical disabilities. This program is strongly reinforced by Itaú Holding’s social responsibility, with the objective to allow the inclusion of these professionals, with specific needs, in the marketplace.

        Another relevant program, with social responsibility focus, is the Apprenticeship Program, that gives the opportunity to young apprentices to start their working experience inside a modern and innovative institution.

        The high profile and innovative opportunity programs are common bases for all the recruiting and attracting programs.

        We have been offering in the last years, several education actions lined up with our Vision, Values and Culture as well as to the different business objectives or products. These development programs are aimed to support the acquisition of abilities and the exchange of knowledge and experiences among our employees from different levels at the organization.

        This rich experience of development is possible because of important partnerships with main education institutions and research centers, in Brazil and abroad. These programs help to develop highly qualified individuals who eventually could have in a near future the opportunity to assume higher management positions within the organization.

        We also provide a variety of in-house training and continuing education programs to our employees that expand their knowledge and keep them currently updated in their areas of expertise.

        Our training and development strategies have derived great benefits from our organizational work environment survey. This survey provided valuable information that will foster continuous improvements in our training, development and people management policies at a corporate level, with great involvement and commitment from the board of directors.

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

        The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the Committee or outside certain suspension periods. The vesting period may vary, at the Committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised. The exercise price of the option is determined by the Committee at the time of the grant and is indexed for inflation up to one month before the option exercise month. In determining the exercise price, the Committee reviews our recent trading activities in the public market. The Plan also stipulates that, after the exercise of the option, the shareholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option. For further information relating to the issuance of our stock options, see “- Compensation.”For more information regarding our stock option plans, see note 26 to our consolidated financial statements.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  Major Shareholders

        In accordance with our by-laws, there are two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. See “Item 10B - Additional Information - Memorandum and Articles of Association - Voting Rights” for information regarding our capital stock and our two classes of shares.

        The following table sets certain information as of December 31, 2003 with respect to:

•	any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

•	any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

•	other significant holders of our common and preferred shares.

                                            Common Shares               Preferred Shares                     Total
                                       ----------------------        -----------------------        -----------------------
                                       Number of                     Number of                      Number of
                                        Shares          % of           Shares          % of          Shares          % of
                                         total                          total                         total
                                       ---------       ------        ---------        ------        ---------       ------
                                                             (in thousands, except percentage amounts)
Itausa-Investimentos Itau S.A ....    53,246,417        86.79             2,803         0.01        53,249,220       45.81
Caixa Holding S.A. (1) ...........       195,000         0.32         3,343,367         6.09         3,538,367        3.04
Treasury Stock ...................       555,122         0.90         1,750,671         3.19         2,305,793        1.98
Others ...........................     7,355,296        11.99        49,800,947        90.71        57,156,243       49.17
                                      ----------       ------        ----------       ------       -----------      ------
Total ............................    61,351,835       100.00        54,897,788       100.00       116,249,623      100.00
                                      ==========       ======        ==========       ======       ===========      ======

----------
(1)   Caixa Holding S.A.’s stock ownership is held through its subsidiaries la Caixa Participacoes S.A. and la Caixa
      Administracao S.A.

        Until March 24, 2003, Itaúsa-Investimentos Itaú S.A. was the direct controlling shareholder of Banco Itaú through its 85.63% direct ownership of our common shares. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family, which includes Alfredo Egydio Arruda Villela Filho, one of our Vice Chairmen, Alfredo Egydio Setubal, an Executive Vice President, Maria de Lourdes Egydio Villela, one of our directors, Olavo Egydio Setubal, our Chairman, and Roberto Egydio Setubal, our President and Chief Executive Officer. Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the ceramic, chemical and electronic industries.

        After March 24, 2003, as a result of the corporate restructuring, Itaú Holding became the direct controlling shareholder with 100% of Itaú shares. Itaú Holding is in turn controlled by Itaúsa, who now holds 86.79% of its shares.

        We do not know of any arrangements, the operation of which may at a subsequent date result in a change in our control.

        The following table presents at December 31, 2003, the portion of each class of shares held in the United States and the number of shareholders in the United States:

                                                           Number of Shares                  Number of
                                                            (in thousands)                  Shareholders
                                                            --------------                  ------------

         Common Shares......................                        246                            2

         Preferred Shares...................                 14,214,579                          199

         Total..............................                 14,214,825                          201

7B   Related Party Transactions

        We have engaged in a number of transactions with related parties. The granting of credit to our executive officers, directors or affiliates is subject to restrictions under Brazilian law. Under Brazilian law, financial institutions may not grant loans or advances to:

•	any individual or entity that controls the institution or any entity under common control with the institution, or any executive officer, director or member of the fiscal council of any such entity or the immediate family members of such individuals,

•	any entity controlled by the institution, or

•	any entity in which the institution directly or indirectly holds 10% or more of the capital stock or which directly or indirectly holds more than 10% of the institution’s capital stock.

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

        Transactions with companies that are part of our consolidated group are always conducted on the same prices, terms and rates at the market and are completely eliminated in our consolidated position and results of operations. These operations are banking and interbanking transactions, the most relevant of which are detailed below.

-----------------------------------------------------------------------------------------------------------------------
                                                                               2003              2002              2001
-----------------------------------------------------------------------------------------------------------------------
                                                                                          (in millions of R$)
-----------------------------------------------------------------------------------------------------------------------
Interest-bearing deposits and non-interest
  bearing deposits of consolidated entities .....................            33,512            15,441             9,200
Securities repurchase and resale agreements
  between consolidated entities .................................             2,276             3,068               226
Securities issued by consolidated entities
  and acquired by other entities ................................            12,694             9,863             1,500

Foreign currency purchases and sales to be settled ..............               393               395                54

Loans (1)
Itaucard Financeira S.A. Credito,
  Financiamento e Investimento (2)                                               10                 8                 6
                                         Annual interests (%)            LIBOR + 2%        LIBOR + 2%        LIBOR + 2%

Banco Itau Buen Ayre S.A                                                         31                39                --
                                         Annual interests (%)                  7.68              8.63                --
-----------------------------------------------------------------------------------------------------------------------
(1)   Loans in dollars made by Itaú Bank, Ltd., a foreign banking subsidiary which is not subject to the limitations imposed by Brazilian law to provide intercompany loans.
(2)   For the purpose of financing debts of cardholders.

        We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

---------------------------------------------------------------------------------------------------------
                                                             2003                2002                2001
---------------------------------------------------------------------------------------------------------
ASSETS                                                                   (in millions of R$)
---------------------------------------------------------------------------------------------------------
Interest-bearing deposits
    Banco Itau Europa S.A.                                    790                  70                  70
Annual interests (%)                                 1.00 to 1.35         1.92 to 3.5                5.27
    Banco Itau Europa Luxembourg S.A.                          43                  --                  12
Annual interests (%)                                         1.15                  --                1.92
Non-interest bearing deposits
    Banco Itau Europa S.A.                                      1                   1                   2
    Banco Itau Europa Luxembourg S.A.                           5                  --                  --
Securities repurchase and resale agreements (1)
    Banco Itau Europa S.A.                                     87                 106                  70
Annual interests (%)                                         1.61                1.81                1.92
Derivative financial instruments - Swap (2)
    Redecard S.A.                                               2                  --                  --
Loans and leases
    Banco Itau Europa                                          --                   6                  --
Annual interests (%)                                           --                3.37                  --
    Credicard S.A. Administradora de
      Cartoes de Credito                                       95                 328                  --
Annual interests (%)                               18.41 to 18.45      23.72 to 23.76                  --
Dividends to receive
    Serasa S.A.                                                 4                   3                  --
        Itausa Export S.A.                                     --                   8                  --
---------------------------------------------------------------------------------------------------------
LIABILITIES
---------------------------------------------------------------------------------------------------------
Interest-bearing deposits
    Banco Itau Europa Luxembourg S.A.                          --                 --                  108
Annual interests (%)                                           --                 --         1.75 to 4.25
Subordinated Debts
    Banco Itau Europa S.A.                                     --                 --                    8
Annual interests (%)                                           --                 --                   10
Borrowings
        Banco Itau Europa S.A.                                 --                 42                   --
Annual interests (%)                                           --               3.55                   --
Other Liabilities
        BIE - Bank & Trust S.A.                                --                  4                   --
    Banco Itau Europa Luxembourg S.A.                           1                  3                   --
---------------------------------------------------------------------------------------------------------
TRANSACTIONS
---------------------------------------------------------------------------------------------------------
Services expenses
    Credicard S.A. Administradora de
      Cartoes de Credito (3)                                  108                157                  250
    Orbitall Servicos e Processamento
      Informacoes de Comerciais Ltda (3)                      100                 --                   --
=========================================================================================================
(1)   Subordinated floating rate note acquired on November 2000, maturing on
      November 28, 2008.
(2)   Cross-currency interest rate swap.
(3)   Contract of administrative and data processing services for credit cards.
      Since August 2003, Orbitall has been providing these services.

        The table below presents balances and transactions between ItaúHolding and others entities of the Itaúsa group.

=========================================================================================================
                                                                    2003             2002           2001
---------------------------------------------------------------------------------------------------------
                                                                              (in millions of R$)
---------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------
Derivative financial instruments - Swap (1)
  Duratex S.A.                                                         1               --             --
Loans and leases
  Itautec Philco S.A.                                                  3                4             --
Annual interests (%) (2)                                    LIBOR + 4.31     LIBOR + 1.27             --
---------------------------------------------------------------------------------------------------------
LIABILITIES
---------------------------------------------------------------------------------------------------------
Interest-bearing deposits
    Itautec Philco S.A.                                                4               22             56
Annual interests (%)                                               18.09   16.72 to 23.31          17.16
    Duratex S.A.                                                      38               27             16
Annual interests (%)                                               46.87            51.77           1.25
    Elekeiroz S.A.                                                     1               --             --
Annual interests (%)                                               17.74               --             --
Non-interest bearing deposits
    Elekeiroz S.A.                                                     1               --             --
Derivative financial instruments - Swap (1)
  Itautec Philco S.A.                                                  1               --             --
---------------------------------------------------------------------------------------------------------
TRANSACTIONS
---------------------------------------------------------------------------------------------------------
Services expenses
  Itautec Philco S.A. (3)                                            116               52             72
  Elekeiroz S.A.                                                       1               --             --
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Equipments and software purchase
  Itautec Philco S.A.                                                144              249            221
---------------------------------------------------------------------------------------------------------
(1)   Cross-currency interest rate swap.
(2)   LIBOR rate by semester.
(3)   Maintenance and services related to electronic equipment and software.

        Itaú has made donations regularly to Fundação ItaúSocial, a charitable foundation whose objectives are:

        (i) To create the “Progama Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the area of teaching and health;

        (ii) To support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”; and

        (iii) To act as a supplier of ancillary services to companies of the group.

        Itaú is the founding partner and sponsor of the Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

        The donations to both entities and services rendered by Fundação Itaú Social to Itaú Holding are presented below:

           --------------------------------------------------------------------------------
            OPERATIONS                                    2003          2002          2001
           --------------------------------------------------------------------------------
                                                                 (in millions of R$)
           --------------------------------------------------------------------------------
            Donations
               Fundacao Itau Social ...........            50            --            --
               Instituto Itau Cultural ........            17            22            20
            Services expenses
               Fundacao Itau Social ...........            21            18            17
           --------------------------------------------------------------------------------

7C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8  FINANCIAL INFORMATION

8A.  Consolidated Financial Statements and Other Financial Information

        The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

        We are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, we are defendants in various lawsuits by accountholders disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them related to those plans. We are also a defendant in several lawsuits by labor unions. We are not a defendant in any material administrative proceeding with the CVM, SUSEP, or the Central Bank. Presently, there are no pending administrative proceedings between us and the CVM and we are routinely involved in consumer complaints filed with SUSEP and the Central Bank, which do not constitute an administrative proceeding.

        Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. As of December 31, 2003, we have established provisions amounting to R$447 million for civil litigation and R$1,080 million for labor-related lawsuits. We have also provisioned R$1,888 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality. Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

        There are no material proceedings in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividend Policy and Dividends

        General

        Brazilian corporate law generally requires that the charter of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to stockholders’equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends as described below. See “Item 10B - Additional Information - Memorandum and Articles of Association - Calculation of Distributable Amount.” Moreover, it establishes that holders of preferred shares not carrying a right to fixed or minimum dividends have a statutory right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

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

        Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if (i) management and the fiscal council report to the shareholders’meeting that the distribution would be incompatible with the financial circumstances of the company; and the shareholders ratify this decision at the shareholder’s meeting. In this case, management must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the decision at the shareholders’ meeting; and the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

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

        Payments of cash distributions by us on preferred shares underlying the ADSs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into U.S. dollars and will cause these U.S. dollars to be delivered to the depositary for distribution to you. See “Item 12D - Description of Securities Other Than Equity Securities - Description of American Depositary Shares.” Dividends paid to shareholders who are not Brazilian residents, including holders of the ADSs, are currently not subject to Brazilian withholding tax. See “Item 10E - Additional Information - Taxation - Brazilian Tax Considerations.”

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

        The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2001 in U.S. dollars translated from reais at the commercial exchange rate as of the date of payment.

                                                                           Interest on capital
                                                         ---------------------------------------------------------
                                                         R$ per thousand shares        US$ equivalent per thousand
            Year                                         (common and preferred)          shares at payment date
            ----                                         ----------------------        ---------------------------
            2001...................................               7.2100                          3.0502
            2002...................................              10.2950                          3.2834
            2003...................................               9.65                            3.3084

                                                         ---------------------------------------------------------
                                                                            Interest on capital
                                                         ---------------------------------------------------------
                                                         R$ per thousand shares        US$ equivalent per thousand
            Month (Payment date)                         (common and preferred)          shares at payment date
            --------------------                         ----------------------        ---------------------------
            February 2, 2004.......................               0.13                            0.0441
            March 1, 2004..........................               0.13                            0.0449
            April 1, 2004..........................               0.13                            0.0450
            May 3, 2004............................               0.13                            0.0440
            June 1, 2004...........................               0.13                            0.0412

        Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or notional interest attributable to stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E - Additional Information - Taxation - Brazilian Tax Considerations - Registered Capital.” The preferred shares underlying the ADSs will be held in Brazil by the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar will be The Bank of New York.

        Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or notional interest attributable to stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted. See “Item 3A - Key Information - Selected Financial Data - Exchange Rates.”Dividends and notional interest attributable to stockholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax in respect to profits accrued as of January 1, 1996. See “Item 10E - Additional Information - Taxation - Brazilian Tax Considerations.”

8B.  Significant Changes

        We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

        In the first quarter of 2004, we issued Euro Certificate of Deposits, totaling US$154 million.

        On the other hand there were the following relevant maturities in the first quarter of 2004:

•	Eurobonds of US$100 million issued in February 2002, matured in February 2004;

•	Syndicated Loan of US$100 million issued in February 2001, matured in February 2004; and

•	Securitization program, series 2003-2: the remaining US$25 million matured in March 2004.

        On April 1, 2004, the Brazilian government made changes to provisional measure or Medida Provisória no. 179 which creates the “investment account”. This account will allow from August 1, 2004 the circulation of resources among the several financial investments of the same account holder without the collection of the Contribuição Provisória over Movimentação Financeira (CPMF), which current tax rate is 0.38%. Subject to ratification by the Brazilian President, the Brazilian Senate and House of Representatives has approved several amendments to the Medida Provisória no. 179, including the postponement of effectiveness date from August 1, 2004 to October 1, 2004. The investment account will exempt the payment of CPMF from a client who wants to exchange a financial investment by another. However, the resources invested in funds, bank certificates (CDB), titles on July 31, 2004 will only be able to migrate to other investments without incurring the CPMF after August 1, 2006. Provisional measure no. 179 also changed the times at which income tax is charged on the investments and from August 1, 2004 those charges will occur in the last business day of May and November or at redemption whichever occurs first.

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

        At December 31, 2003, there were:

•	an aggregate of 54,897,787,516 preferred shares issued, including 1,750,670,745 held as treasury shares, and 61,351,834,948 common shares issued, including 555,122,068 held as treasury shares, and

•	202,638,541 common shares and 23,744,041,057 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 0.3% and 44.7%, respectively, of the total of each class outstanding.

        We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act. One ADS represents 500 preferred shares without par value. At December 31, 2003, there were approximately 12.3 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York. At December 31, 2003, there were 5 participants to the ADSs program, representing approximately 10.0% of the preferred shares.

        We also trade our preferred shares in the form of CEDEARs (Certificados de Depósitos Argentinos), or Argentine Certificates of Deposits in the BCBA (Bolsa de Comércio de Buenos Aires), or the Argentine Stock Exchange. One CEDEAR represents 1,000 preferred shares without par value. At December 31, 2003, there were approximately 13,500 CEDEARs outstanding.

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

                                              R$ per 1,000              US$ per 1,000
                                            Preferred Shares           Preferred Shares
                                          -------------------        -------------------
Calendar Period                            High         Low           High          Low
---------------                           ------       ------        ------        -----
1999................................      166.00        43.50         92.79        24.32
2000................................      189.00       119.00         96.66        60.86
2001................................      204.00       139.60         87.92        60.16
2002................................      210.00       110.02         59.43        31.14
2003................................      291.00       147.62        100.72        51.09

2001:
1st quarter.........................      204.00       154.00         94.37        71.24
2nd quarter.........................      202.50       152.00         87.86        65.95
3rd quarter.........................      202.50       139.60         75.81        52.26
4th quarter.........................      189.65       153.00         81.73        65.94

2002:
1st quarter.........................      210.00       165.90         90.38        71.40
2nd quarter.........................      199.99       143.80         70.31        50.56
3rd quarter.........................      170.00       110.02         43.65        28.25
4th quarter.........................      175.00       115.01         49.53        32.55

124

2003:
1st quarter.........................      187.00       147.62         55.77        44.02
2nd quarter.........................      209.00       177.00         72.77        61.63
3rd quarter.........................      243.00       187.00         83.12        63.97
4th quarter.........................      291.00       209.00        100.72        72.34

        Share prices for the most recent six months are as follows:

December 2003.......................      291.00       242.20        100.72        83.83
January 2004........................      307.51       270.00        104.56        91.81
February 2004.......................      300.20       266.90        103.03        91.60
March 2004..........................      290.02       252.50         99.71        86.81
April 2004..........................      287.00       226.13         97.46        76.79
May 2004............................      267.00       223.00         85.33        71.27

        The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

                                              US$ per ADS
                                           ------------------
Calendar Period                             High         Low
---------------                            -----        -----
December 31, 2003...................       49.95        41.52
January 31, 2004....................       54.83        46.50
February 28, 2004...................       51.75        45.11
March 31, 2004......................       50.44        42.83
April 30, 2004......................       49.95        37.94
May 31, 2004........................       42.40        35.34

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

        At December 31, 2003, the aggregate market capitalization of the 369 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$234 billion and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.

        Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10D - Additional Information - Exchange Controls.”

Regulation of Brazilian Securities Markets

        The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

        Under the Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

        Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

        The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the CVM the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

        We focus on the creation of stockholder value. We believe that we follow the best corporate governance practices in both the domestic and international markets. Among the recognition we have been receiving, we highlight British magazine Euromoney in its September 2003 edition, recognizing Itaú Holding with the best Corporate Governance practices in emerging markets. Itaúsa also received unique recognition, achieving third place in the same ranking.

        In addition, in June 2001, Banco Itaú and Itaúsa were ones of the first companies to voluntarily adhere to a new index, the IGC - Special Corporate Governance Index, created by BOVESPA, which is a benchmark for portfolios comprised of shares of companies that are part of the Special Corporate Governance Program, or the Program. On March 24, 2003, ItaúHolding was also added to the Program.

        As part of the Program, we have to comply with several requirements, in addition to those imposed by Brazilian law. This Program seeks to promote strong corporate governance by increasing the rights of minority shareholders and enhancing information disclosure. Some of the requirements include:

•	maintenance of a free-float of at least 25% of a company’s capital,

•	improved disclosure of quarterly information, including the obligation to report consolidated figures accompanied by a limited review report,

•	adherence to disclosure rules for transactions involving assets issued by a company on the part of the controlling shareholders or company management,

•	disclosure of shareholder agreements and stock option programs,

•	annual meetings with analysts and any other interested parties,

•	provision of an annual calendar of corporate events,

•	public offerings of shares through mechanisms that result in a broader spectrum of shareholders.

        For many years we have been following principles relating to disclosure, minority shareholders’ rights and availability of updated information as part of our corporate governance initiatives. Some developments which we consider to be the most significant in our Corporate Governance policy are described below:

        1.  Independent members of the board of directors - since 2001

        Shareholders are able to elect professionals who are independent of the members representing the controlling group sitting on the board of directors and fiscal council. This ensures that the interests of minority shareholders are better represented at the board of directors meetings in terms of decisions, the fostering of debate and the exchange of ideas.

        Currently, Itaú Holding has four independent members sitting on its board of directors: Pérsio Arida (former president of the Central Bank), Roberto Teixeira da Costa (the first president of CVM), Alcides Lopes Tápias (former Minister for Development, Industry and Commerce) and Tereza Cristina Grossi Togni (former supervision director of the Central Bank). The Ordinary General Meeting of April 2004, elected the first two to the board of directors for a fourth term of office, the third, for a third term and the latter for a first term.

        The fiscal council, the importance of which was much enhanced by the changes in the Brazilian corporate law, is an effective instrument for protecting Itaú Holding’s minority shareholders. It comprises three totally independent professionals of recognized reputation in the market, one of whom (Iran Siqueira Lima - ex-director of the Brazilian Central Bank) is the representative elected by the minority shareholders. The others are Gustavo Jorge L. Loyola, ex-president of the Brazilian Central Bank, and Alberto Sozin Furugem, ex-Director of the State of Rio de Janeiro Development Bank and ex-Central Bank Delegate in São Paulo.

        Recently, Itaú Holding created a set of Internal Regulations governing the activities of its fiscal council. These regulations are designed to ensure a greater transparency in the way the council operates and is a further measure to create shareholders’ value.

        2.  Tag Along - since 2002

        On April 30, 2002, our shareholders approved a change on the Articles of Association with respect to the rights of preferred shares. In the event of a change in our control, the new controlling shareholders will be required to launch a public offering to acquire preferred shares under the same conditions as those offered to holders of common shares not pertaining to the controlling group of shareholders. Thus, the holders of preferred shares will be able to sell their shares for at least 80% of the price paid for each share of the block of our control, should it be sold. Brazilian corporate law guarantees this right only to common shareholders who are not part of the controlling group.

        3.   “Disclosure of Material Acts or Facts” and “Negotiation of Equities”committees - since 2002

        According to a CVM rule enacted in 2002, it is mandatory for all listed companies to prepare and disclose a policy for Disclosure of Material Acts and Facts and, optionally, to prepare a corporate policy for Negotiation of Equities. Itaú Holding has adopted both policies and significantly expanded the scope of the CVM rule. Among the innovations, there was the creation of the Disclosure Committee, comprising Executive Officers and Directors. Finally, the new policy also complies with Regulation FD (Fair Disclosure) and with the specific disclosure rules of the New York Stock Exchange - NYSE.

        With respect to the policy for Negotiation of Equities, a Negotiation Committee has been created - comprising Executive Officers and Directors therefore - widening the concept of those persons prevented from negotiating Itaú Group’s equities and establishing stricter controls over the negotiation of equities by persons related to the company. Currently over 2,000 people in our organization are subject to the insider trading restrictions contained in the policy.

        4.  Dow Jones Sustainability World Index - since 1999

        In 2003, Itaú Holding was chosen for the fourth consecutive time as Dow Jones Sustainability World Index (DJSI World) component , together with 314 companies throughout the world. The selected companies have approximately a total market value of US$ 5.6 trillion. The initial survey from which these companies were chosen included 2,500 of the largest companies by market value quoted on the Dow Jones Global Index, representing 60 industrial segments from 34 countries.

        DJSI World selects companies based on recognized corporate sustainability, meaning that they are companies able to create long-term stockholder value by maximizing business opportunities and managing the associated economic, environmental and social risks. The selection criteria is not based upon financial performance only but also on management quality which should integrate economic value with social and environmental activities as a means of ensuring long-term sustainability.

        5.  Public offering for the acquisition of shares of BEMGE, BEG and BANESTADO

        On August, 2003 Banco Itaú placed the public offering for the acquisition of the small percentage of shares outstanding of BEMGE, BEG and BANESTADO still held by minority shareholders, basically in order to reduce costs by simplifying the corporate structure and maintain Itaú Holding as the only open capital company with shares traded in the stock exchange.

        This offering was very successful once there were no complaints from any shareholder, and the amount paid for the shares of BEMGE, BEG and BANESTADO was higher that the market value of these shares, reflecting the great respect for the minority shareholders.

        6.  Own shares buy-back program

        Accepting a proposal of the trading and disclosure committees, the board of directors of Itaú Holding approved an important change on the own shares buy back program that establishes a one-year hold period on the selling of Itaú shares (less than 10% of the total outstanding). Formerly set at three months, the one-year term is designed to give a consistent share purchase strategy to shareholders, focusing on maintaining liquidity in the stock and increasing its value, thus creating more value for shareholders.

        All these initiatives are the result of our consistent and long-term effort. Itaú Holding’s leadership in the world is an award for Brazil and unquestionable recognition of the long-term commitment and continuous efforts on the part of our employees in improving corporate governance practices. Furthermore, it reflects our contribution to the Brazilian capital market, which is moving in the direction of transparency and respect for the minority stockholder which are becoming increasingly indispensable in the sustained development of the companies and consequently, the country.

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

        The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Executive Sessions

        According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, our board of directors consists of only 11 non-management directors and as such we believe we are in compliance with this standard.

Committees

        We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders. Itaú Holding by-laws establishes the purchase of stock options, the constitution of an Options Committee and its attributions under the Stock Options Plan approved by the general shareholders meeting. This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the committee and grants it some responsibilities on deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

        The Brazilian banking law (Resolution 3,081 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian corporate law requires us to have a fiscal council, which is composed of three to five members. Both the audit committee and fiscal council comply with international corporate governance standards. The fiscal council members are elected at the general shareholders meeting and the audit committee is elected by the board of directors among its members. The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a fiscal council that consists of three members and three alternates and which meets once a month. In April 2003, the SEC has stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our fiscal council, as established according to the Lei das Sociedades por Ações as well as certain additional adaptations (such as a mandatory consultation to the fiscal council on the engagement of auditors), allows us to meet the requirements set forth by the SEC. However, in order to keep best corporate governance practices not only in Brazil, but also in the international markets, and in order to comply with the Brazilian banking law, we are implementing an independent audit committee as required by the Sarbanes-Oxley Act and NYSE rules composed by a majority of independent members of our board.

Shareholder Approval of Equity Compensation Plans

        Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

        We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We have adopted and observe (i) the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Policy of Negotiation of Equities, which requires management to inform all transactions relating to our securities. In addition were created in July 2002 the disclosure and trading committees. The disclosure committee is composed by four members of the board and three executives of the bank and the trading committee is composed by four members of the board and two executives.

Code of Business Conduct and Ethics

        Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in 2000 our Code of Ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules. See “Item 16B - Code of Ethics.”

        In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic US companies. We have established a commission for reviewing our code of business conducts and ethics composed by managers of several areas of our business. This commission follows the already renowned criteria of the Dow Jones Sustainability World Index aiming to adopt best practices worldwide.

9D.  Selling Shareholders

        Not applicable.

9E.  Dilution

        Not applicable.

9F.  Expenses of the Issue

        Not applicable.

ITEM 10  ADDITIONAL INFORMATION

10A.  Share Capital

        Not applicable.

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

Purpose

        We are a publicly held corporation with our principal place of business in the City of São Paulo, Brazil, governed mainly by our by-laws and by the Brazilian corporate law.

        Our corporate purpose is to perform operations and services that Brazilian law permits financial institutions to perform, including foreign exchange transactions.

Preferred Shares and Common Shares

       General

        Each common share entitles its holder to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

        Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$0.55 (fifty-five cents of a real) for each group of 1,000 preferred shares, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 16 of our by-laws, after ensuring the common shares the dividend established in (b) above.

        There are no redemption provisions associated with the preferred shares.

        On April 30, 2002, our shareholders approved a proposal from our board of directors to grant our preferred shareholders a new right in the case of change in our control. Our preferred shareholders are now entitled to the same price protections, which are provided for minority common shareholders by law (i.e., a minimum of 80% of the per share price paid to the controlling shareholders).

        Calculation of Distributable Amount

        At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian corporate law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year derived from financial statements prepared in accordance with accounting practices adopted in Brazil. In accordance with Brazilian corporate law, an amount equal to our net profits as further (i) reduced by amounts allocated to the legal reserve, (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to shareholders (the “adjusted net profits,”herein referred to as the “distributable amount”) in any particular year.

        Our by-laws authorize a profit sharing plan for management as well as a stock option plan for management and employees. The shareholders meet annually at a shareholders’ meeting in order to determine the global amount to be paid to the management. The board of directors determines the portion of this amount to be paid to directors and to executive officers, provided that the amount, as a whole, does not exceed the lesser of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to those directors and officers.

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

        Based on those conditions, prior to our shareholders’ meeting which took place on October 8, 2001 which approved changes to our by-laws, we had established a special reserve which could be used for any of the following purposes: (i) exercise preemptive rights of subscription in capital increases of companies in which we hold interests, (ii) convert these funds into our share capital and (iii) pay intermediate dividends. This reserve was made up of (i) net profits, (ii) the reversal to the accumulated profits account of any reserve for profits to be realized and (iii) the reversal of any amount of intermediate dividends re-credited to the special reserve account. The amount of this reserve could not (a) individually exceed 95% of our share capital and (b) together with the legal reserve, exceed 100% of our share capital.

        At a shareholders’ meeting, which took place on October 8, 2001, our shareholders approved changes in our by-laws regarding the statutory reserves. Based on conditions pursuant to Brazilian corporate law, we have established in our by-laws that, according to a proposal by our board of directors, the general meeting of our shareholders may decide on the creation of the following reserves:

•	Dividend Equalization Reserve, limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest attributed to stockholders’ equity, with the objective of maintaining a payment flow to shareholders. This reserve will be created with: (a) up to 50% of the fiscal year’s net profit; (b) up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.
•	Reinforcement for Working Capital Reserve, limited to 30% of the value of our capital stock, for the purpose of guaranteeing resources for our operations, is created with up to 20% of the fiscal year’s net profit.
•	Reserve for Capital Increase in Companies Held by Itaú Holding, limited to 30% of the value of our capital stock, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, is created with up to 50% of the fiscal year’s net earnings.

        Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% (ninety-five percent) of our capital stock. The balance of these reserves added to the Legal Reserve may not exceed the capital stock.

        Contingency Reserve. Under the Brazilian corporate law, a portion of our net profits may also be discretionally allocated by the shareholders’meeting to a contingency reserve for an anticipated loss that they deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

        We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2003, 2002 and 2001.

        The Brazilian corporate law provides that all discretionary allocations of net profits are subject to approval by the shareholders voting at the annual meeting.

Notional Interest Charge Attributed to Stockholders’ Equity

        We are allowed to pay interest on net worth as an alternative form of payment to shareholders. This interest is limited to the daily pro rata variation of the TJLP, the Brazilian long-term interest rate, and cannot exceed the greater of net income for the period in respect of which the payment is made and 50% of retained earnings.

Distribution of interest on net worth may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E - Taxation - Brazilian Tax Considerations - Interest Attributed to Stockholders’ Equity.” The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distribution. To the extent we distribute interest on net worth in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred shares are not entitled to vote at our shareholders’ meetings.

        The Brazilian corporate law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its by-laws (but no longer than a period of three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made if those dividends are not cumulative or until those cumulative dividends are paid. Our by-laws set forth the period of three fiscal years.

        Any change in the preferences or advantages of our preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of at least 50% of the voting shareholders with prior or future ratification of a majority of the preferred shares, voting as a class at a special meeting. This meeting would be called by publication of a notice on at least three occasions in an official gazette and a newspaper of wide circulation in São Paulo, our principal place of business, at least 15 days prior to the meeting but would not generally require any other form of notice.

Shareholders’ Meeting

        Under the Brazilian corporate law, a general meeting of shareholders is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for the protection of our interests. Certain shareholders are parties to a shareholders’ agreement, which has been filed as an exhibit to this annual report. See “Item 10C - Material Contracts.”

        Shareholders voting at a general meeting have the exclusive power, among others, to:

•	amend the by-laws,
•	appoint or dismiss members of the board of directors (and those of the fiscal council) at any time,
•	receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,
•	accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of share capital, and
•	pass resolutions to reorganize our legal form, merge, consolidate or split us, dissolve and liquidate us, appoint and dismiss our liquidators and examine our accounts.

Withdrawal Rights

        Neither our common shares nor our preferred shares are redeemable. A dissenting shareholder under the Brazilian corporate law may, however, seek withdrawal, subject to certain conditions, following a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•	to create preferred shares or increase disproportionately an existing class of preferred shares relative to the other types or classes of shares, unless this action is provided for or authorized by the by-laws,
•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares,
•	to reduce the mandatory distribution of dividends,
•	to change our corporate purposes,
•	to transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company or vice versa (incorporação de ações),
•	to acquire another company, the price of which exceeds certain limits set forth in Brazilian corporate law,
•	to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company,
•	to participate in a group of companies as defined under Brazilian corporate law, or
•	in the event that the entity resulting from (i) a transfer of all our shares to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

        The right to withdraw in the circumstances discussed in the first and second bullet points above shall only apply to the holders of the affected shares.

        In accordance with Brazilian corporate law, the right to withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a share redemption within ten days following the expiration of the 30-day term mentioned above if such redemption would jeopardize our financial stability. In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the Bovespa Index and if less than 50% of the shares issued by us is outstanding.

        Preferred shares are redeemable at their book value, determined on the basis of the last balance sheet prepared in accordance with accounting practices adopted in Brazil and approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be redeemed at a value on the basis of a new balance sheet that is dated within 60 days of that shareholders’ meeting. In such case, we shall pay 80% of the value calculated according to the last approved balance sheet and, after the preparation of the new balance sheet, we shall pay the balance within 120 days from the date of the relevant shareholders’ meeting.

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

Changes to the Brazilian Corporate Law

        Pursuant to a bill approved by the Brazilian National Congress on October 31, 2001 the following changes were introduced to the Brazilian corporate law:

•	preferred shares representing 10% of the outstanding shares not held by the controlling shareholders would be entitled to appoint a representative to our board of directors,
•	disputes among our shareholders as well as among our shareholders and us would be subject to arbitration, if provided for in our by-laws,
•	a tender offer at a purchase price equal to fair value for all outstanding shares would be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders,
•	any sale of control would require the shareholders to tender for the minority shareholders’ common shares and, if provided for in our by-laws, for the minority shareholders’ preferred shares, at a purchase price at least equal to 80% of the price per share paid to the controlling shareholder,
•	shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,
•	the controlling shareholders, the shareholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers would be required to disclose any purchase or sale of our shares to the CVM and the São Paulo Stock Exchange, and
•	we would be permitted to satisfy our information disclosure requirements through the Internet.

        Among the above mentioned changes in the Brazilian corporate law, the one which regulates the tender for minority shareholders’ preferred shares in the event of a change of control, resulted in a change to our by-laws, which was effected in accordance with the term established by law one year after the publication of the enactment of the bill on November 1, 2002.

Form and Transfer

        According to the Brazilian corporate law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry form only, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services. Under our by-laws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution, which controls the registration of those shares.

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

        The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank or by the CVM, as the case may be, having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

10C.    Material Contracts

        Our parent company, Itaúsa, is party to a shareholders’ agreement dated February 15, 2001 with Caixa Holding S.A., a copy of which has been filed as an exhibit to this annual report. Caixa Holding S.A. is a subsidiary of Caja de Ahorros y Pensiones de Barcelona, or la Caixa. Pursuant to this agreement, Caixa Holding S.A.:

•	has at least a 3% interest in our capital, represented by common and preferred shares,
•	has the right to appoint one director to the board of directors and one member to the international consultant committee of Itaú Holding and one of the officers of Banco Itaú,
•	has the obligation to vote its common shares in elections of our management in accordance with the decisions of Itaúsa,
•	may freely sell or transfer its shares to other entities subject to the same corporate control as Caixa Holding S.A., but has to offer those shares to Itaúsa before selling or transferring them to other entities or individuals, and
•	may freely transfer its rights under the shareholders’ agreement to other entities subject to the same corporate control as Caixa Holding S.A.

        This shareholders’ agreement is in effect for a period of 10 years, renewable for an additional 10 years, and will terminate whenever:

•	the interest of Caixa Holding S.A. in our capital falls below 3%,
•	the corporate control of Caixa Holding S.A. is transferred to another financial group, or

•	Itaúsa ceases to be our controlling shareholder.

        In November 2002, we entered into share sale and purchase agreements through which we established an association with BBA Creditanstalt group. The BBA Creditanstalt group operates in the wholesale banking business offering fund management, brokerage and investment banking products and services to its private and corporate customers.

        Through Itaú Bank Limited, our wholly-owned subsidiary, we entered into a share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft (the “Hypo Share Agreement”) and we directly entered into another share sale and purchase agreement with two individuals (the “Officers Share Agreement”). Simultaneously, we entered into a third purchase agreement to acquire the minority interest in Fináustria Participações Ltda, a holding company for a retail financing business in which the BBA Creditanstalt group holds the majority interest. Through the share sale and purchase agreements, we acquired an interest in the operations of the BBA Creditanstalt group both in Brazil and overseas.

        See “Item 4A - Information on the Company - History and Development of the Company - Certain Developments” for more information.

10D.    Exchange Controls

        The ownership of preferred or common shares by individuals or legal entities domiciled outside Brazil is subject to restrictions established in the Brazilian Federal Constitution.

        The right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control regulations and foreign investment legislation which generally requires, among other things, obtaining an electronic registration before the Central Bank and procure foreign investor’s registration with CNPJ, the corporate taxpayer registry.

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

        Pursuant to Resolution No. 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment and receive notice of service of process,
•	complete the appropriate foreign investor registration form,
•	register as a foreign investor with the CVM
•	procure their registration with CNPJ, the corporate taxpayer registry, and
•	register the foreign investment with the Central Bank.

        Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

        Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E - Taxation - Brazilian Tax Considerations.”

        Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. According to a presidential decree dated December 9, 1996 and Resolution No. 2,345 of the National Monetary Council, the creation of ADS programs representing non-voting shares of Brazilian financial institutions shall be reviewed and approved by the CVM. Before granting the authorization for the ADSs on June 13, 2001, the prior consent of the Central Bank was obtained by CVM, as provided under Resolution No. 2,345.

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

        Pursuant to these rules, a foreign investor must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment,
•	complete the appropriate foreign investor registration form,
•	register as a foreign investor with the CVM and
•	register the foreign investment with the Central Bank.

        Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading are restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

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

        Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that occur in Brazil, off of Brazilian future and commodities stock exchanges. In case of gains obtained on Brazilian future and commodities stock exchanges, the general applicable rate is 20%, except as described below. Non-Brazilian holders are subject to income tax currently at a rate of 20% on gains realized on sales or exchanges in Brazil of preferred shares that occur on the spot market of Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a “tax haven” (as described below) and: (1) that sale is made within five business days of the withdrawal or redemption of the ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) that sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these last two cases, the gains realized are exempt from income tax. Under the same circumstances, such exemption is also applicable to transactions performed on Brazilian future and commodities stock exchanges. Such “gain realized” arising from transactions on the Brazilian stock exchanges is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in dollars; there are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

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

       Interest Attributed to Stockholders’ Equity

        Distribution of a notional interest charge attributed to stockholders’equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%. Those payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on capital, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest attributed to stockholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

       Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

        Law 9,779/99, effective as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven is subject to income tax withholding at a rate of 25%. “Tax havens” are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to stockholders’ equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Anyway, it is clear that capital gains (for “gains realized”) are not subject to this 25% tax, even if the beneficiary is resident in a tax haven.

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

        Provisional Measure no. 179/04 was published on April 2, 2004 and will be enforceable starting August 1, 2004. It modified the articles 8 and 16 of Law no. 9.311/96 which created the CPMF.

        This provisional measure established among other measures:

(i)	the reduction of the CPMF rate to zero starting August 1, 2004 in withdrawals of banking accounts of deposits for investment that is open and used exclusively for investment purposes of fixed and varied income of any type, including savings accounts;

(ii)	that are not part of the banking accounts of deposits for investment, the operations and the agreements related to the purchase and sale of shares and related to accounts of foreign investors for the entries in the country and remittances to foreign countries of invested financing resources.

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

       Registered Capital

        The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, those preferred shares. The registered capital for each preferred share purchased in Brazil after the date hereof, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

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

U.S. Federal Income Tax Considerations

        The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,
•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),
•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person.

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

       Taxation of Distributions

        In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to stockholders’ equity, as described above under “- Brazilian Tax Considerations - Interest Attributed to Stockholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

        The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against your U.S. federal income tax liability (or at your election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the U.S. Internal Revenue Service (“IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and you should consult your own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

        Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

       Taxation of Capital Gains

        In general, gain or loss, if any, realized upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or taxable disposition of our preferred shares, if you do not receive sufficient foreign source income from other sources, you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

       Passive Foreign Investment Company Rules

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

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

        Based on certain estimates of our current and projected gross income and gross assets and relying on the Active Bank Exception, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be determined by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception), from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our U.S. federal income tax characterization as a PFIC. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC), unless such U.S. holders elected, generally for the first taxable year for which shares of a PFIC were considered to be held, to be taxed currently on either (i) a pro rata portion of our income, whether or not such income was distributed in the form of dividends or otherwise (and we made available, pursuant to a written request, certain information required for such election), or (ii) the annual increase in value of such preferred shares or ADSs, if any (which increase generally would be taxable as ordinary income) pursuant to a “mark-to-market” election.

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

       U.S. Backup Withholding and Information Reporting

        If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to “backup withholding,” with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk management is the process through which we observe and manage the potential risks of changes in the market prices of financial instruments that may, either directly or indirectly, have an adverse effect on the values of our assets, liabilities and off-balance sheet positions.

        A comprehensive analysis of market risk is conducted, based on market factors, which may affect our positions. Due to diverse nature of the risk elements in the domestic market and in the international markets on which we operate, we conduct a different analysis of market risk for each one of those markets. The operations, including derivatives, are mapped to their risk factors, which may affect their market value, then grouped in different ways in accordance with business strategies, or on a consolidated corporate level.

        The risk analyses are conducted for each risk factor estimating potential losses (Value at Risk or VaR) based on the statistical behavior of risk factors at a confidence level of 99%. The main technique employed for the quantification of risk is the measurement of the potential reduction (increase) in the fair value of assets (liabilities) associated with a change in market factors by parametric method.

        We conduct subjective analyses of our portfolio, taking into consideration the different possible strategies under analysis as an auxiliary tool in strategic decision-making in market risk management.

        In order to monitor our market risk exposure, we segregate two categories of exposures: our structural gap and our proprietary trading desk. The structural gap, of assets and liabilities coming from commercial banking operations, is managed by domestic and international treasury departments operating in the financial and derivatives markets, establishing hedges for corporate positions within the parameters determined by the financial executive committee. The proprietary trading desk is responsible for our trading position and negotiates in the domestic and foreign markets, within limits predefined by the financial executive committee, and has the task of searching for the best business possibilities resulting from opportunities and imperfections in the market.

        We also carry business through different business desks, notably, the client’s desk, which is focused on our middle market customers and tries to satisfy their demand for customized operations. It is back booked treasury operation desks and, in principle, does not have its own risk positions. Therefore, we do not compute the VaR for the activities carried out by those desks.

       Domestic Market

        The main market risk factors that we have identified for our activities in the domestic market are: interest rates in local currency that we segregate between fixed rates and indexed to Reference Indexes. Among them we have the dollar linked interest rates, called “cupom cambial.”

       VaR of Structural Gap

        In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is defined mainly by assets and liabilities made in retail business.

        We observed lower values on most of the maximum, medium and minimum VaR, compared to the previous year. This is because the year of 2003 brought important advances in the stabilization of the Brazilian economy. A substantial decrease in inflation rates allowed for reduced interest rates, while the positive performance of foreign trade led to the stabilization of the foreign exchange rate. In this context, the liquidity of financial instruments was greatly improved, and the volatility of the major risk factors in the Brazilian market was significantly reduced. With U.S. and European interest rates at low levels, institutional investors have channeled their resources to emerging country assets, including Brazilian assets. Diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates.

VaR(*) of Structural Gap

2003

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium             Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                              9.1                    7.4                 2.2                  26.8
Referential Rate (TR)                  15.8                   28.5                15.4                  71.3
FX Risk                                11.1                   44.3                 5.2                 179.1
Diversification Effect                (15.6)
-------------------------------------------------------------------------------------------------------------------
Total                                  20.4(**)               42.0                14.0                 184.1
-------------------------------------------------------------------------------------------------------------------

2002

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium             Minimum              Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                             10.6                   12.6                 1.7                  25.0
Referential Rate (TR)                  46.7                   68.3                18.8                 122.7
FX Risk                                63.1                  115.4                25.2                 265.0
Diversification Effect                (59.5)
-------------------------------------------------------------------------------------------------------------------
Total                                  61.0                  110.0                24.6                 209.6
-------------------------------------------------------------------------------------------------------------------

(*)	VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.
(**)	Including Sovereign Risk and Equity Risk Factors, the total VaR is R$28.7 million.

       VaR of Proprietary Trading Desk

        The VaR for the operations of our proprietary trading desk is presented in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business possibilities resulting from opportunities and imperfections in the market. The VaR of these operations is more sensitive to market conditions and expectations of the portfolio managers, and may present significant day-to-day changes. A more dynamic management of the portfolio allows the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economical instability. The VaR in the trading desk presents low risk levels, which is the outcome of a stringent limits and stop-loss control. Diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates. Presentation of VaR in the annual report for the year ended December 31, 2002 was based on the different desks on which we operated. In 2003, we modified our internal information and present VaR by risk factors.

VaR of Proprietary Trading Desk

2003

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31,             Medium             Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                              4.2                    2.0                 0.6                   4.2
Referential Rate (TR)                   0.0                    0.1                 0.0                   0.1
FX  Risk                                2.1                    2.1                 1.5                   3.0
Equity                                  2.9                    2.0                 1.3                   2.9
Diversification Effect                 (3.7)
-------------------------------------------------------------------------------------------------------------------
Total                                   5.6                    4.0                 1.5                   6.2
-------------------------------------------------------------------------------------------------------------------

2002

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Trading Desk               December 31,             Medium             Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Domestic Currency                       0.0                    0.7                 0.0                   7.5
FX  Risk                                1.2                    3.0                 0.3                  11.8
Equity                                  0.5                    1.0                 0.2                   3.1
Options                                 2.2                    1.9                 0.0                   6.7
Overseas                                0.8                    1.7                 0.4                   5.0
Diversification Effect                 (1.2)
-------------------------------------------------------------------------------------------------------------------
Total                                   3.6                    6.0                 2.0                  24.0
-------------------------------------------------------------------------------------------------------------------

       Itaú-BBA VaR

        Consistent movements on the economy significantly reduced the volatility of the major risk factors in the Brazilian market. On this less volatile market, Itaú-BBA commercial operations kept growing.

        In this environment, Itaú-BBA treasury remained playing its role as competent price of commercial operations and taking advantage of arbitrage opportunities. Itaú-BBA outperformed especially on interest rate market and Brazilian Sovereign Debts. The outstanding image of Itaú-BBA on financial market is strongly associated to an efficient risk control of its positions.

        The VaR of Itaú-BBA is shown in the following table:

2003

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                               1.6                   4.2                   0.8                  16.0
“Cupom Cambial”                          2.3                   2.3                   0.4                  11.8
FX Risk                                  5.8                   8.5                   3.1                  17.9
Equity                                   4.8                   2.7                   0.9                   6.8
Sovereign Risk                           0.8                   3.7                   0.1                  20.2
-------------------------------------------------------------------------------------------------------------------
Diversification Effect                  (8.1)
-------------------------------------------------------------------------------------------------------------------
Total                                    7.2                  15.5                   5.0                  37.2
-------------------------------------------------------------------------------------------------------------------

       Global VaR

        The global VaR shown in the following table encompasses the VaR of our structural gap position and the operations of our proprietary trading desk. For 2003, the operations of Itaú-BBA bank were included. Diversification effect is not shown for medium, maximum and minimum of VaR over the year or period because these occurred on different dates.

Global VaR(*)

2003

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                               9.9                   6.8                   4.4                   9.9
Reference Rate                          15.8                  18.5                  15.8                  22.6
FX Risk                                 13.4                  21.3                  13.4                  30.4
Diversification Effect                 (17.8)
-------------------------------------------------------------------------------------------------------------------
Global VaR                              21.3 (*)              21.6                  17.0                  26.6
-------------------------------------------------------------------------------------------------------------------

2002

                                                                                                (in millions of R$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Fixed Rate                              11.1                  13.3                   2.1                  25.7
Reference Rate                          46.7                  68.3                  18.8                 122.7
FX Risk                                 65.2                 115.5                  26.0                 261.9
Equity                                   1.1                   0.8                   0.0                   1.7
Diversification Effect                 (61.4)
-------------------------------------------------------------------------------------------------------------------
Global VaR                              62.8                 109.4                  24.4                 205.5
-------------------------------------------------------------------------------------------------------------------

(*)   Including Sovereign Risk and Equity Risks factors, the Global VaR is
      R$32.6 million.

       International Markets

        We maintain open positions in the international markets. The market main risk factors that we are exposed are: the exchange rate of the U.S. dollars, the Libor interest rate (Libor), the market price of the Brady Bonds issued by the Brazilian federal government (Brady Bonds) and the exchange rate of the Argentine pesos (Argentine pesos). These transactions are conducted through our Grand Cayman, New York and Nassau branches, whose VaR is presented below under Foreign Units, and through Banco Itaú Buen Ayre, whose VaR is presented stand alone.

        The table below shows amounts of VaR much smaller than structural VaR, reflecting the low exposure level of our operations in the international market when compared to the positions in Brazil.

        The main risk factor comes from the oscillation in the market price of the Brady Bonds. The exposure to variations in the Libor is significantly lower than the exposure in Brady Bonds. The portfolio effects are not presented for medium, maximum and minimum values of VaR over the respective periods, since these can be obtained at different dates.

VaR of Foreign Units

2003

                                                                                               (In millions of US$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Bradies                                  4.8                   6.0                   4.2                   9.2
Libor                                    0.2                   0.5                   0.2                   0.8
Diversification Effect                  (0.7)
-------------------------------------------------------------------------------------------------------------------
VaR of Foreign Units                     4.3                   6.4                   3.2                  10.9
-------------------------------------------------------------------------------------------------------------------

2002

                                                                                               (In millions of US$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
Bradies                                 7.1                    9.9                   4.6                  23.9
Libor                                   0.4                    0.8                   0.1                   2.3
Diversification Effect                 (0.3)
-------------------------------------------------------------------------------------------------------------------
VaR of Foreign Units                    7.2                   10.1                   5.3                  23.4
-------------------------------------------------------------------------------------------------------------------

        The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina was reduced and the VaR at December 31, 2003 represents less than 1% of our consolidated stockholders’ equity.

VaR - Banco Itaú Buen Ayre

2003

                                                                                               (In millions of US$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
U.S. dollars                            0.0                    0.0                  0.0                   0.0
Libor                                   0.1                    0.1                  0.1                   0.1
IR Local Currency                       0.5                    0.4                  0.2                   0.5
Diversification Effect                 (0.1)
         ------------------------------------------------------------------------------------------------------------------
VaR - Buen Ayre                         0.5                    0.3                  0.3                   0.6
-------------------------------------------------------------------------------------------------------------------

2002

                                                                                               (In millions of US$)
-------------------------------------------------------------------------------------------------------------------
         Risk Factor                December 31              Medium               Minimum               Maximum
-------------------------------------------------------------------------------------------------------------------
U.S. dollars                            0.00                  0.50                  0.00                  5.03
Libor                                   0.03                  0.06                  0.01                  0.13
IR Local Currency                       0.10                  1.35                  0.05                  9.86
Diversification Effect                 (0.00)
-------------------------------------------------------------------------------------------------------------------
VaR - Buen Ayre                         0.09                  1.67                  0.06                  7.98
-------------------------------------------------------------------------------------------------------------------

Back Testing for Our Domestic Market Operations

        Our statistical models are validated on a daily basis through the use of back testing techniques. Stress scenarios are monthly revised to ensure that market risks are never underestimated.

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

        In order to illustrate the quality of our risk management models, we present the back testing graphs for the Fixed Rate, TR Rate and the Foreign Exchange Rate risk as well as for the global VaR (fixed, referential tax and FX) for our domestic market operations. Those values come from our structural positions.

        In the Fixed Rate market, delta MtM (Market to Market) surpassed VaR two times during the year ended December 31, 2003, within the limits set by our calculations.

        The distribution of risk versus return observed during the year ended December 31, 2003 for the Foreign Exchange Rate risk factor shows that losses surpassed the VaR seven times during this period.

        The portfolio indexed to the Reference Rate had losses above the VaR only once in the year ended December 31, 2003, which shows the adequacy of the risk model adopted.

        As a result of the portfolio effects, there were eight days during the year ended December 31, 2003 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graphs above.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Law 10,303 of 10/31/2001 amended the provisions of the Brazilian corporate law relating to the rights of preferred shareholders. In order to comply with such modifications, on the extraordinary general shareholders’ meeting held on April 30, 2002, an amendment to our by-laws was approved granting preferred shareholders the right to tag along in the case of sale of our control and receive 80% of the price paid to the controlling shareholder.

ITEM 15 DISCLOSURE CONTROLS AND PROCEDURES

        Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures, which are periodically evaluated by the internal audit department. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be included in our periodic reports to the SEC.

        Our internal audit department formalizes the internal control structure and periodically evaluates our internal controls for the main cycles and the exposure to residual risks, documenting by flow charts the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms. In addition, periodic revisions are made to any detected weaknesses in our internal control structure and new procedures are then implemented to correct any deficiencies.

        The activities of the internal audit department, as well as the performance of internal controls, are kept under the supervision of our Internal Controls Committee, therefore ensuring independence and strict standards of transparency and compliance.

        As of today, there were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16 [RESERVED]

16A.    Audit Committee Financial Expert

        Our board of directors has determined that Ms. Tereza Cristina Grossi Togni, a member of our audit committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC.

16B.    Code of Ethics

        Our code of ethics was published in December 2000, reinforcing our ethical standards and values. Following our ongoing commitment to transparency to markets and to supervisory authorities, as well as the adoption of high ethical standards in business, in 2003 we refined our code of ethics, which provides for values, such as:

•	Transparency
•	Respect for people
•	Honesty and integrity
•	Compliance with laws and regulations
•	Search for ongoing development, performance leadership and satisfaction of our customers
•	Protection of confidential information and property
•	Fair competition

        Given its importance, copies of the code of ethics were distributed to each employee of the organization at the time of its publishing. In addition, more than 550,000 copies were distributed to shareholders, clients, suppliers, competitors, press and professional associations.

        The corporate ethics committee, acting in synergy with the ethics committees in place within the several areas of the institution, permanently evaluates the pertinence and keeps this code updated, also determining the required measures for its disclosure and circulation of the highest standards of ethical behavior within the organization.

        Our code of ethics is in compliance with the guidelines of the Sarbanes-Oxley Act. A copy of it is filed as an exhibit to this annual report. A copy of our code of ethics is also available on our website (www.itau.com.br).

        There have been no waivers to our code of ethics in 2003.

16C.    Principal Account Fees and Services

        PricewaterhouseCoopers Auditores Independentes, or PWC, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by PWC for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in thousands of reais:

                                                                                          Total Fees
                                                                                     (in thousands of R$)
                                                                            -----------------------------------------
                                                                                   2003                  2002
                                                                            --------------------    -----------------
Audit Fees...........................................................                     $4,771               $5,340
Audit-Related Fees...................................................                      1,074                1,415
Tax Fees.............................................................                        121                   18
All Other Fees.......................................................                         --                   48
Total................................................................                     $5,966               $6,821

Audit Fees

        Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries and services relating to the issuance of comfort letters in securities offerings.

Audit-Related Fees

        Audit-related fees in 2002 refer basically to services provided in connection with due diligence activities. In addition, in 2003, services were also provided in connection with evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

        Tax fees in 2002 and 2003 were related to tax compliance and consulting services.

Pre-Approval Policies and Procedures

        In 2004, Itaú Holding approved the creation of its audit committee, reporting directly to the board of directors and taking the responsibilities related to the supervision and approval of independent audit services, as well as the supervision of the activities performed by the internal audit. As a result, Itaú Holding enhanced its corporate governance even further, also ensuring alignment with the best practices dictated by the Sarbanes-Oxley Act.

16D.    Exemptions from the Listing Standards for Audit Committees

        We are in full compliance with the listing standards for audit committees.

16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not required for the year ended December 31, 2003.

PART III

ITEM 17 FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18 FINANCIAL STATEMENTS

        The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

       Consolidated Financial Statements

        Report of Registered Public Accounting Firm

        Consolidated Balance Sheet as of December 31, 2003 and 2002.

        Consolidated Statement of Income for the years ended December 31, 2003, 2002 and 2001.

        Consolidated Statement of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001.

        Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

        Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001.

        Notes to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001.

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation) (filed herewith).
2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.*
4.(a)1	Share Purchase and Sale Agreement of BBA.**
4.(a)2	Shareholders’ Agreement dated as of February 15, 2001, between Itaúsa-Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.*
6	See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP. See “Item 3A - Key Information – Selected Financial Data – Brazilian Corporate Law Method Selected Financial Data - Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian corporate law.
8.1	List of subsidiaries.*
11.1	Code of Ethics (unofficial English translation) (filed herewith).
12.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.
**	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

ITEM 18  FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Consolidated Financial Statements

Consolidated Balance Sheet as of December 31, 2003 and 2002.

Consolidated Statement of Income for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001.

Notes to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Banco Itaú Holding Financeira S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of changes in stockholders’equity and of comprehensive income present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and its subsidiaries ( “Itaú Holding”) at December 31, 2003 and 2002, and the results of their operations and their changes in cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Itaú Holding; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As disclosed in the “Goodwill and Intangible Assets” note, Itaú Holding modified the criteria followed to account for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets” on January 1, 2002. Also, as disclosed in the “Corporate Reorganization, Description of Business and Basis of Presentation”note, Itaú Holding early adopted Interpretation No. 46 of the Financial Accounting Standards Board “FIN 46: Consolidation of Variable Interest Entities an interpretation of ARB No. 51”.

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

February 13, 2004

Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet at December 31
In millions of reais, except per share information

The accompanying notes are an integral part of these consolidated financial statements.
Assets                                                                                2003                2002
                                                                                  --------            --------
Cash and due from banks                                                              1,663               1,309
Restricted cash                                                                        102                  25
Interest-bearing deposits in other banks                                            13,779              14,811
Securities purchased under resale agreements and
   federal funds sold                                                                8,828               3,370
Brazilian Central Bank compulsory deposits                                           8,156              10,262
Trading assets, at fair value                                                       10,638               7,731
Available-for-sale securities, at fair value                                         9,445              11,236
Held-to-maturity securities, at amortized cost                                       3,532                 889
Loans and leases                                                                    35,016              34,209
Allowance for loan and lease losses                                                 (2,848)             (2,748)
                                                                                  --------            --------
    Net loans and leases                                                            32,168              31,461
Investments in unconsolidated companies                                              1,079                 984
Premises and equipment, net                                                          2,696               2,813
Goodwill, net                                                                          272                 328
Intangibles assets, net                                                              1,384               1,800
Other assets                                                                        10,455              11,186
                                                                                  --------            --------

Total assets                                                                       104,197              98,205
                                                                                  ========            ========

Liabilities and stockholders’ equity

Non-interest bearing deposits                                                        9,322               9,924
Interest bearing deposits                                                           23,918              24,898
                                                                                  --------            --------

   Total deposits                                                                   33,240              34,822
                                                                                  --------            --------

Securities sold under repurchase agreements and
   federal funds purchased                                                           9,473               5,157
Short-term borrowings                                                               12,440              12,321
Long-term debt                                                                      15,116              15,265
Insurance claims reserve, reserve for private retirement
   plans and reserve for capitalization plans                                        7,692               4,406
Other liabilities                                                                   11,787              14,679
                                                                                  --------            --------

                                                                                    89,748              86,650
                                                                                  --------            --------

Commitments and contingent liabilities (Note 29)
Minority interest in consolidated subsidiaries                                         501                 503
                                                                                  --------            --------

Common shares - no par value (100,000,000,000 authorized at
   December 31, 2003 and 2002, and 61,351,834,948 and
   61,998,316,748 issued at December  31, 2003 and 2002,
   respectively)                                                                     2,467               2,467
Preferred shares - no par value (100,000,000,000 authorized at
   December 31, 2003 and 2002,  and 54,897,787,516 and
   51,452,831,516 issued at December 31, 2003 and 2002,
   respectively)                                                                     2,567               2,048
Treasury stock (1,750,670,745and 2,169,159,816 preferred shares at
   December 31, 2003 and 2002,  respectively, and 555,122,068 and
   34,951,110 common shares at December 31, 2003 and 2002,
   respectively)                                                                      (392)               (262)
Additional paid-in capital                                                             345                 162
Appropriated retained earnings                                                       6,664               5,687
Accumulated other comprehensive income:
     Net unrealized gains (losses) on available-for-sale securities,
       net of taxes                                                                    844                 535
     Cumulative translation adjustment                                                 924                 965
Unappropriated retained earnings (accumulated deficit)                                 529                (550)
                                                                                  --------            --------

                                                                                    13,948              11,052
                                                                                  --------            --------

Total liabilities and stockholders’ equity                                    104,197              98,205
                                                                                  ========            ========

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Income
Year Ended December 31
In millions of reais, except per share information

                                                                           2003         2002         2001
                                                                        -------      -------      -------

Interest income
    Interest on loans and leases                                          8,907        7,961        6,203
    Interest on deposits in banks                                         1,331          927          766
    Interest on Brazilian Central Bank compulsory deposits                  928          420          233
    Interest on securities purchased under resale agreements
      and federal funds sold                                              1,612          796          370
    Interest on trading assets                                            2,411        2,857        2,902
    Interest and dividends on available-for-sale securities                 786        1,532          264
    Interest on held-to-maturity securities                                 118           63           30
                                                                        -------      -------      -------

Total interest income                                                    16,093       14,556       10,768
                                                                        -------      -------      -------

Interest expense
    Interest on deposits                                                 (3,252)      (1,704)      (1,448)
    Interest on securities sold under repurchase agreements
      and federal funds purchased                                        (1,648)      (1,110)      (1,131)
    Interest on short-term borrowings                                    (1,323)      (1,840)        (695)
    Interest on long-term debt                                               24       (2,261)      (1,214)
                                                                        -------      -------      -------

Total interest expense                                                   (6,199)      (6,915)      (4,488)
                                                                        -------      -------      -------

Net interest income                                                       9,894        7,641        6,280
    Provision for loan and lease losses                                  (1,695)      (2,124)      (1,077)
                                                                        -------      -------      -------

Net interest income after provision for loan and lease losses             8,199        5,517        5,203
                                                                        -------      -------      -------

Non-interest income
    Fee and commission income                                             4,286        3,624        3,190
    Trading income (losses)                                               1,020         (122)        (367)
    Net gain (loss) on sale of available-for-sale securities                479         (610)          (4)
    Net gain on foreign currency transactions                               107          925           47
    Net gain (loss) on translation of foreign subsidiaries                 (581)         629          317
    Equity in earnings (losses) of unconsolidated companies, net            329          335          251
    Insurance premiums, income on private retirement plans and
       on capitalization plans                                            2,032        1,793        1,476
    Other non-interest income                                             1,196        1,775        1,108
                                                                        -------      -------      -------

Total non-interest income                                                 8,868        8,349        6,018
                                                                        -------      -------      -------

Non-interest expense
    Salaries and employee benefits                                       (3,019)      (2,546)      (2,376)
    Administrative expenses                                              (3,361)      (2,841)      (2,885)
    Amortization of goodwill (in 2001) and intangibles (includes an impairment charge on intangible assets of Banco Fiat S.A
      for R$ 225 and on goodwill and intangibles of
      Banco Itaú Buen Ayre S. A. for R$ 85 in the years ended
      December 31, 2003 and 2001, respectively)                            (473)        (137)        (177)
    Insurance claims, changes in reserves for insurance operations,
      for private retirement plans and acquisition costs                 (2,006)      (1,513)      (1,129)
    Depreciation of premises and equipment                                 (646)        (567)        (487)
    Other non-interest expense                                           (2,782)      (3,486)      (2,143)
                                                                        -------      -------      -------

Total non-interest expense                                              (12,287)     (11,090)      (9,197)
                                                                        -------      -------      -------

Income before taxes on income and minority interest                       4,780        2,776        2,024
                                                                        -------      -------      -------

Taxes on income
    Current                                                              (1,475)        (514)        (324)
    Deferred                                                                 (5)         575          151
                                                                        -------      -------      -------

Total taxes on income                                                    (1,480)          61         (173)
                                                                        -------      -------      -------

Income before minority interest                                           3,300        2,837        1,851

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Income
Year Ended December 31
In millions of reais, except per share information

                                                                                       2003           2002           2001
                                                                                -----------    -----------    -----------

    Minority interest                                                                   (19)           (18)            (7)
                                                                                -----------    -----------    -----------
Income before cumulative effect of a change in an accounting principle                3,281          2,819          1,844
    Cumulative effect of a change in an accounting principle (less
      applicable taxes)                                                                                  9
                                                                                -----------    -----------    -----------

Net income                                                                            3,281          2,828          1,844
                                                                                ===========    ===========    ===========

                                                                                       2003           2002           2001
                                                                                -----------    -----------    -----------

Earnings per share and earnings per share before change in
 an accounting principle  (basic)
    Common                                                                           0.0288         0.0254         0.0163
    Preferred                                                                        0.0288         0.0254         0.0163
Earnings per share and earnings per share before change in an accounting principle (diluted)
    Common                                                                           0.0287         0.0253         0.0162
    Preferred                                                                        0.0287         0.0253         0.0162
Weighted average number of shares outstanding - basic
    (in thousands)
    Common                                                                       61,307,036     62,093,148     63,754,751
    Preferred                                                                    52,493,007     49,290,289     49,207,310
Weighted average number of shares outstanding - diluted
    (in thousands)
    Common                                                                       61,307,036     62,093,148     63,754,751
    Preferred                                                                    52,901,064     49,759,710     49,915,122

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Comprehensive Income
Year Ended December 31
In millions of reais

                                                                              2003      2002     2001
                                                                             -----     -----    -----

Net income as reported in the statement of income                            3,281     2,828    1,844
   Change in unrealized gains and losses on available for sale securities
        (net of tax effect of R$ (405), R$ 123 and R$ 15 for the years
        ended December 31, 2003, 2002 and 2001, respectively)                  309       199      119
   Cumulative translation adjustment on foreign subsidiaries and
           equity investees (no tax effect)                                    (41)      631
                                                                             -----     -----    -----

Comprehensive income for the year                                            3,549     3,658    1,963
                                                                             =====     =====    =====

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Cash Flows
Year Ended December 31
In millions of reais

                                                                                     2003          2002          2001
                                                                                  -------       -------       -------

Operating activities
    Net income                                                                      3,281         2,828         1,844

       Adjustment to reconcile net income to net cash provided by operating activities
              Provision for loan and lease losses                                   1,695         2,124         1,077
              Loss (gain) on sale of foreclosed assets                                 19            56            58
              Amortization of goodwill and intangibles (includes
                an impairment charge on intangible assets of Banco Fiat S.A for R$ 225 and on goodwill and intangible assets of
                Banco Itaú Buen Ayre S. A. for R$ 85 in the years ended
                December 31,2003 and 2001,  respectively)                             473           137           177
              Depreciation of premises and equipment                                  646           567           487
              Equity in (earnings) losses of unconsolidated companies, net           (329)         (335)         (251)
              Gain on sale of unconsolidated companies                                 30            (1)           (2)
              Stock based compensation (reversal of compensation)                     153            (4)           24
              Deferred tax benefit                                                      5          (575)         (151)
              Net (gain) loss on sale of available-for-sale securities               (479)          610             4
              Impairment on available-for-sale securities                              38           607            38
              Loss on sale of premises and equipment                                   33            72             9
              Minority interest                                                        19            18             7
           Changes in assets and liabilities
              Trading account assets (increase) decrease                           (1,544)         (473)        4,612
              Other assets increase                                                  (208)       (1,673)       (2,553)
              Other liabilities increase                                            1,457         2,658         1,876
                                                                                  -------       -------       -------

Net cash provided by operating activities                                           5,289         6,616         7,256
                                                                                  -------       -------       -------

Investing activities
    Net decrease (increase) in Brazilian Central Bank
       compulsory deposits                                                          1,964        (5,798)         (764)
    Net (increase) decrease in available for sale securities                        2,863        (3,655)       (4,360)
    Purchase of held to maturity securities                                        (1,872)
    Proceeds from matured held to maturity securities                                 218
    Net increase in loans and leases                                               (1,698)       (3,176)       (6,090)
    Acquisition of subsidiaries, net of cash and
       cash equivalents received                                                   (1,599)        4,944          (224)
    Cash payments for contractual rights to provide payroll
       services to state employees                                                   (155)         (203)
    Cash received on Telefonica transaction                                                                       495
    Purchase of premises and equipment                                               (644)         (771)         (744)
    Proceeds from sale of premises and equipment                                       28           211           129
    Proceeds from sale of foreclosed assets                                           244           271           621
    Purchase of unconsolidated companies                                              (47)          (10)          (11)
    Proceeds from sale of unconsolidated companies                                    119            10             4
    Dividends received from investments in unconsolidated companies                    87           244           176
    Minority interest                                                                 (32)          (40)          (44)
                                                                                  -------       -------       -------

Net cash used in investing activities                                                (524)       (7,973)      (10,812)
                                                                                  -------       -------       -------

Financing activities
    Net increase (decrease) in deposits                                            (3,292)        4,456          (394)
    Net increase (decrease) in securities sold under
       repurchase agreements and federal funds purchased                            4,265        (4,776)       (1,768)
    Net increase (decrease) in short-term borrowings                                 (540)        1,148         3,655
    Borrowings from long-term debt                                                  8,708         8,903         5,847
    Repayment of long-term debt                                                    (8,521)       (5,701)       (3,659)
    Purchase of treasury shares                                                      (289)         (223)         (656)
    Proceeds from exercise of stock options by grantees                                75             8             5
    Cash dividends and interest on stockholders’ equity paid                    (932)         (816)         (644)
    Capital increase                                                                                 57
                                                                                  -------       -------       -------

Net cash provided by financing activities                                            (526)        3,056         2,386
                                                                                  -------       -------       -------

Net increase (decrease) in cash and cash equivalents                                4,239         1,699        (1,170)
    Cash and cash equivalents
       At the beginning of the year                                                16,771        15,072        16,242
       At the end of the year                                                      21,010        16,771        15,072

Supplemental cash flow disclosure
       Cash paid for interest                                                       5,770         5,806         4,820
       Cash paid for taxes on income                                                  573           486           292

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Cash Flows
Year Ended December 31
In millions of reais

Non-cash transactions
  Loans transferred to foreclosed assets                                  182       301    580
  Dividends and interest on stockholders’ equity declared but not paid    769       593    582
  Premises and equipment acquired through capital leases                            104
  Shares issued in conection with the acquisition of Itau-BBA             517
  Debt assumed in connection with the acquisition of Itau-BBA                     1,473

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Changes in Stockholders’ Equity
Year Ended December 31
In millions of reais, except quantity of shares and per thousand shares information

                                                                   2003                                  2002
                                     ----------------------------------    ----------------------------------

                                           Preferred             Common          Preferred             Common
                                              shares             shares             shares             Shares
                                     ---------------    ---------------    ---------------    ---------------

Capital stock

Balance at the beginning
 of the year                          51,452,831,516     61,998,316,748     51,359,516,776     62,655,011,144
    Issuance of shares                 3,444,956,000                            93,314,740        228,305,604
    Cancellation of
      treasury stock                                       (646,481,800)                         (885,000,000)
                                     ---------------    ---------------    ---------------    ---------------

Balance at the end of the year        54,897,787,516     61,351,834,948     51,452,831,516     61,998,316,748
                                     ===============    ===============    ===============    ===============

Treasury stock

Balance at the beginning
 of the year                           2,169,159,816         34,951,110      2,341,636,941         53,454,470
  Stock purchased by the
    grantees of our Stock
    Option Plan (Note 26)               (679,540,000)                         (483,360,000)
    Cancellation of treasury stock                         (646,481,800)                         (885,000,000)
    Acquisition of treasury stock        261,050,929      1,166,652,758        310,882,875        866,496,640
                                     ---------------    ---------------    ---------------    ---------------

Balance at the end of the year         1,750,670,745        555,122,068      2,169,159,816         34,951,110
                                     ===============    ===============    ===============    ===============

                                                       Quantity of shares
                                                                     2001
                                        ---------------------------------

                                              Preferred            Common
                                                 shares            shares
                                        ---------------   ---------------

Capital stock

Balance at the beginning
 of the year                             51,359,421,670    66,590,741,034
    Issuance of shares                           95,106           585,841
    Cancellation of
      treasury stock                                       (3,936,315,731)
                                        ---------------   ---------------

Balance at the end of the year           51,359,516,776    62,655,011,144
                                        ===============   ===============

Treasury stock

Balance at the beginning
 of the year                              1,715,967,970     1,114,342,903
  Stock purchased by the
    grantees of our Stock
    Option Plan (Note 26)                  (153,347,940)
    Cancellation of treasury stock                         (3,936,315,731)
    Acquisition of treasury stock           779,016,911     2,875,427,298
                                        ---------------   ---------------

Balance at the end of the year            2,341,636,941        53,454,470
                                        ===============   ===============

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Consolidated Statement of Changes in Stockholders’ Equity
Year Ended December 31
In millions of reais, except quantity of shares and per thousand shares information

                                                                   2003               2002               2001
                                                                -------            -------            -------
Common shares
    Balance at the beginning of the year                          2,467              2,146              1,837
       Capitalization of reserves and unappropriated
         retained earnings                                                             281                309
       Issuance of shares                                                               40
                                                                -------            -------            -------

    Balance at the end of the year                                2,467              2,467              2,146
                                                                -------            -------            -------

Preferred shares
    Balance at the beginning of the year                          2,048              1,759              1,417
       Capitalization of reserves and unappropriated
         retained earnings                                                             272                342
       Issuance of shares                                           519                 17
                                                                -------            -------            -------

    Balance at the end of the year                                2,567              2,048              1,759
                                                                -------            -------            -------

Treasury stock
    Balance at the beginning of the year                           (262)              (243)              (311)
       Stock purchased by the grantees of our
         Stock Option Plan (Note 26)                                 40                 25                  8
       Cancellation of treasury stock                               119                179                716
       Acquisition of treasury stock                               (289)              (223)              (656)
                                                                -------            -------            -------

    Balance at the end of the year                                 (392)              (262)              (243)
                                                                -------            -------            -------

Additional paid-in capital
    Balance at the beginning of the year                            162                158                129
       Stock based compensation recognized for
         the year (Note 26)                                         153                 (4)                24
       Difference between purchase price and
         average cost of treasury stock sold                         35                  8                  5
       Discount on issuance of shares                                (5)
                                                                -------            -------            -------

    Balance at the end of the year                                  345                162                158
                                                                -------            -------            -------

Appropriated retained earnings
    Balance at the beginning of the year                          5,687              4,975              4,254
       Transferred from unappropriated
         retained earnings                                        1,093              1,428              2,066
       Cancellation of treasury shares                             (119)              (179)              (716)
       Capitalization of reserves                                                     (537)              (629)
       Premium on issuance of shares                                  3
                                                                -------            -------            -------

    Balance at the end of the year                                6,664              5,687              4,975
                                                                -------            -------            -------

Net unrealized gains (losses) on available for
 sale securities
    Balance at the beginning of the year                            535                336                217
       Change in net unrealized gains and losses
         during the year, net of taxes                              309                199                119
                                                                -------            -------            -------

    Balance at the end of the year                                  844                535                336
                                                                -------            -------            -------

Cumulative translation adjustment
    Balance at the beginning of the year                            965                334                334
       Translation adjustment arising during the
         year, net of taxes                                         (41)               631
                                                                -------            -------            -------

    Balance at the end of the year                                  924                965                334
                                                                -------            -------            -------

Unappropriated retained earnings
    Balance at the beginning of the year                           (550)            (1,107)               (56)
       Net income for the year                                    3,281              2,828              1,844
       Capitalization of reserves                                                      (16)               (22)
       Distribution of interest on
         stockholders, equity                                    (1,109)              (827)              (807)
       Transferred to appropriated
         retained earnings                                       (1,093)            (1,428)            (2,066)
                                                                -------            -------            -------

    Balance at the end of the year                                  529               (550)            (1,107)
                                                                -------            -------            -------

Total stockholders, equity                                       13,948             11,052              8,358
                                                                =======            =======            =======

Information in reais per share

Distributed earnings (interest on
 stockholders, equity distributed)
    Preferred shares                                             0.0097             0.0074             0.0071
    Common shares                                                0.0097             0.0074             0.0071

The accompanying notes are an integral part of these consolidated financial statements.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

1	Corporate Reorganization, Description of Business and Basis of Presentation

(a) Corporate Reorganization

Banco Itaú Holding Financeira S.A. (“we”, “Itaú”, or “ItaúHolding” refers to Banco Itaú Holding Financeira S.A. and our subsidiaries and affiliates) is a limited liability corporation, organized and existing under the laws of Brazil. The head office of Itaú Holding is located in Sao Paulo, Brazil. On March 24, 2003 a corporate reorganization was executed by which all shares of Banco Itaú S.A. were exchanged for shares of ItaúHolding on a one for one basis for both preferred and common shares. ItaúHolding was an existing but dormant wholly-owned subsidiary of Banco ItaúS.A. and as a result of the corporate reorganization Banco Itaú S.A. (“Banco Itaú”) became a wholly-owned subsidiary of Itaú Holding.

We accounted for the corporate reorganization in a manner similar to a pooling of interest. The financial statements of Itaú Holding include the assets and liabilities at the historical cost basis for Banco Itaú S.A.. The results of operations and cash flows of Itaú Holding correspond to the combined results of operations of Itaú Holding combined with those of Banco Itaú S.A. as if the transaction had occurred on January 1, 2001. The financial statements reflects the retroactive restatement resulting from the earlier application of Interpretation No. 46 of the Financial Accounting Standards Board (“FIN 46”) “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” as further described in Note 1.(c) below.

(b) Description of business

Itaú Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and corporations in Brazil and, to a lesser extent, outside Brazil, mainly to Brazilian related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the combined branch network of Itaú, Banco Banerj S.A. (“Banerj”), Banco Bemge S.A. (“Bemge”), Banco Banestado S. A. (“Banestado”), Banco BEG S.A. (“Beg”) and Banco Fiat S.A. (“Fiat”) and to wholesale customers, as from the acquisition effective December 2002, through Banco Itaú-BBA S.A. (“Itaú-BBA”, formerly Banco BBA Creditanstalt S.A.) and overseas through branches in New York, Grand Cayman and, as from the acquisition of Itaú-BBA, in the Bahamas and Uruguay, and through subsidiaries in Argentina and Cayman Islands, and affiliates in Europe (Portugal and Luxembourg).

Itaú Holding is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2003 the Itaúsa group comprised more than 100 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the holding company for Itaú Holding.

Itaú Holding’s operations can be divided into five main segments. Banco Itaú operates in four of them: (1) banking, which provides a broad range of banking services to individuals, small business and medium-size corporations, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans, (4) credit cards. In addition, Itaú-BBA provides wholesale banking services for large corporations. Particular or specialized products may be made available through other specific subsidiaries or affiliates of the Banco Itaú or Itaú-BBA.

Asset management and investor service operations of Banco Itaú include asset management, brokerage and custody services. Each is the responsibility of the Capital Markets Area and is conducted by Banco Itaú itself, as a multiple bank service, with the exception of brokerage, which is carried out through Itaú Corretora de Valores S. A. (“Itaucor”).

In the insurance area, Banco Itaú offers a range of insurance products, such as automobile, life and property and casualty insurance, mainly through its subsidiary Itaú Seguros S. A. (“Itauseg”), but also through other

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information insurance affiliates, which are managed on an integrated basis with Itauseg. Banco Itaú also offers to its customers a variety of individual retirement plans through its subsidiary, Itaú Previdência e Seguros S. A. (“Itauprev”), including investment contracts, plans with lump-sum payouts, annuities and death benefits. In addition, Banco Itaú offers capitalization plans to bank customers through its subsidiary Itaú Capitalização S. A. (“Itaucap”).

Banco Itaú provides credit card services to our customers under our own Itaucard nameplate through our subsidiary Itaucard Financeira S.A. Crédito, Financiamento e Investimento (“Itaucard”) and under different nameplates through our associated company Credicard S.A. Administradora de Cartões de Crédito (“Credicard”).

(c) Basis of Presentation

The consolidated financial statements include the accounts of Itaú Holding (parent company) and its direct and indirect majority-owned subsidiaries, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries are consolidated at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Holding. The following table presents our main subsidiaries classified according to its main area of activity.

                                                                                               Percentage of
                                                                                             voting interest at
                                                                          Country of             December 31,
                                                                        incorporation               2003
                                                                        -------------        ------------------

Itau-BBA
--------
Banco Itau-BBA S.A. (iii)                                                   Brazil                  74.50%

Banco ITAU
----------
Banking
-------
Banco Banerj S.A.                                                           Brazil                  99.99%
Banco Banestado S.A.                                                        Brazil                  99.99%
Banco Bemge S.A.                                                            Brazil                  99.99%
Banco BEG S.A. (i)                                                          Brazil                  99.99%
Banco del Parana S.A.                                                      Paraguay                 99.24%
Banco Fiat S.A. (iv)                                                        Brazil                  99.99%
Banco Itau Buen Ayre S.A.                                                  Argentina                99.99%
Banco Itau S.A.                                                             Brazil                   100%
Banestado Leasing S.A. - Arrendamento Mercantil                             Brazil                  99.99%
BFB Leasing S.A. - Arrendamento Mercantil                                   Brazil                  99.99%
Cia Itauleasing de Arrendamento Mercantil                                   Brazil                  99.99%
Finaustria Arrendamento Mercantil S.A. (iii)                                Brazil                  99.99%
Finaustria Cia de Credito, Financiamento e Investimento (iii)               Brazil                  99.99%
Itau Banco de Investimento S.A.                                             Brazil                  99.99%
Itau Bank, Ltd.                                                          Cayman Island               100%

Asset management and investor services
--------------------------------------
Banestado S.A. Corretora de Seguros                                         Brazil                  99.82%
Fiat Administradora de Consorcios Ltda (iv)                                 Brazil                  99.99%
Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda.                 Brazil                  99.95%
Itau Administradora de Consorcio Ltda                                       Brazil                  99.99%
Itau-BBA Corretora de Titulos e Valores Mobiliarios S.A. (iii)              Brazil                  74.50%
Itau Corretora de Valores S.A.                                              Brazil                  99.99%

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Itau Distribuidora de Titulos e Valores Mobiliarios S.A. (iii)              Brazil                  100%

Itau Gestao de Ativos S.A.                                                  Brazil                 75.94%
Itau Lam Asset Management S.A. (ii)                                         Brazil                 99.99%
Itausaga Corretora de Seguros S.A.                                          Brazil                 99.88%

Credit card
-----------
Banestado Administradora de Cartoes de Credito                              Brazil                 99.99%
Bemge Administradora de Cartoes de Credito Ltda.                            Brazil                 98.99%
Itau Personnalite Administradora de
  Cartoes  Credito e Serv. Ltda.                                            Brazil                 99.98%
Itaucard Financeira S.A. Credito, Financiamento e Investimento              Brazil                 99.99%

Insurance, private retirement plans and capitalization plans
------------------------------------------------------------
AGF Vida e Previdencia S.A. (v)                                             Brazil                 99.98%
Banerj Seguros S.A.                                                         Brazil                 99.99%
Bemge Seguradora S.A.                                                       Brazil                 99.98%
Capitaliza - Empresa de Capitalizacao S.A.                                  Brazil                 99.99%
Companhia de Seguros Gralha Azul                                            Brazil                 99.99%
Companhia Itau de Capitalizacao                                             Brazil                 99.96%
Itau Capitalizacao S.A.                                                     Brazil                 99.99%
Itau Previdencia e Seguros S.A.                                             Brazil                 99.98%
Itau Seguros S.A.                                                           Brazil                  100%
Parana Companhia de Seguros                                                 Brazil                  100%

Holding companies
-----------------
Itau-BBA Participacoes S.A. (iii)                                           Brazil                 50.00%
Akbar Marketing e Servicos Ltda. (iii)                                     Portugal                95.75%
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda                     Madeira Island              100%
Intrag-Part Administracao e Participacoes Ltda.                             Brazil                 99.98%
Itau Grafica Ltda.                                                          Brazil                 99.96%
Itau Rent Administracao e Participacoes S.A.                                Brazil                 99.68%

(i)   New name of Banco do Estado de Goiás S.A., company consolidated since the acquisition of Beg in December 2001
(ii)  New name of Lloyds TSB Asset Management S.A., which was acquired in
      September 2001
(iii) Consolidated in the balance sheet as of December 31, 2002. The results of operations and cash flows are consolidated as from January 1, 2003 as result of the acquisition of Itaú-BBA in December 2002
(iv)  Consolidated since its acquisition in March 2003
(v)   Consolidated in the balance sheet as of December 31, 2003 as result of its acquisition in December 2003.
As permitted by the Interpretation we decided to early implement FIN 46, as revised. As the result of the implementation of FIN 46 we concluded that, considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú-BBA Participações S.A., the holding company for the controlling voting interest in Itaú-BBA, and in Akbar Marketing e Serviços Ltda, they are variable interest entities as defined in FIN 46 and that we are the primary beneficiary of those entities. As the primary beneficiaries of variable interest entities we are required under FIN 46 to consolidate such variable interest entities and its subsidiaries and, as result, we are required to consolidate Itaú-BBA Participações S.A. and Akbar Marketing e Serviços Ltda and its subsidiaries resulting in the consolidation of Itaú-BBA and its subsidiaries..

We have elected, as allowed by FIN 46, to restate prior period financial statements to consolidate those variable interest entities. We were initially involved with Itaú-BBA Participações S.A. and Akbar Marketing e Serviços Ltda. on the acquisition of shares in both entities in December 2002 and therefore we have consolidated Itaú-BBA Participações S.A. and its subsidiaries and Akbar Marketing e Serviços Ltda. and its subsidiaries on our balance sheet at December 31, 2002.

In the financial statements of Banco Itaú originally issued for the year ended December 2002 the balance sheet of Itaú-BBA Participações S.A. and subsidiaries was not consolidated since we do not have a majority voting interest on Itaú-BBA Participações and the balance sheet of Akbar Marketing e Serviços Ltda. was also not

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information consolidated because under the terms of the shareholders agreements related to Akbar Marketing e Serviçoes Ltda., the minority shareholders have participating rights which would preclude consolidation under Emerging Issues Task Force (“EITF”) 96-16 “Investors’ Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”.

Total consolidated assets of Itaú-BBA Participações and of Akbar Marketing e Serviços Ltda as of December 31, 2003 amount to R$ 17,803 and R$ 1,200, respectively, and would be available to its creditors to satisfy its respective obligations.

2	Significant Accounting Policies

The accounting and financial reporting policies of Itaú Holding conform with accounting principles generally accepted in the United States of America (“US GAAP”) which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the Banco Central do Brasil (“Central Bank”), the Comissão de Valores Mobiliários (“CVM”) - the Brazilian Securities Commission, and the Superintendência de Seguros Privados (“SUSEP”) - the Brazilian Insurance Regulator.

Financial information included in these financial statements including, but not limited to, stockholders’ equity and net income, differ from that included in the statutory accounting records and statutory financial statements as a result of adjustments made to reflect the requirements of US GAAP.

The preparation of financial statements prepared in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include various estimates and assumptions, including, but not limited, to the adequacy of the allowance for loan and lease losses, estimates of fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets and the determination of probability and the estimate of contingent losses.

The following is a description of the significant accounting policies applied.

(a)	Constant currency restatement

Until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish: (a) the statutory financial information prepared according to Brazilian corporate law (“Corporate Law”) and (b) as supplemental information, financial statements expressed in currency of constant purchasing power (prepared following the “constant currency method”). This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

Until June 30, 1997, Brazil was considered to be a hyperinflationary economy and, accordingly, for purposes of the accompanying financial statements, all balances and transactions prior to that date have been remeasured at June 30, 1997 price-levels. The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that had been established by the tax authorities for preparation of financial statements under Corporate Law as

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. As from January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

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

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following bases: (a) assets and liabilities at the year-end exchange rate, (b) revenues and expenses at the average exchange rate for the year, and (c) gains or losses arising from translation are included under Cumulative translation adjustment in Stockholders’ equity net of the related applicable tax effects. Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis: (a) assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate, (b) revenues and expenses at the average exchange rate for the year, and (c) gains and losses arising from translation are reported in the income statement under Net gain (loss) on translation of foreign subsidiaries.

Our operation in Argentina consists of our investment in Banco Itaú Buen Ayre S.A. and we have determined that the functional currency of that operation is the Argentinean peso (Ps). Banco Itaú Buen Ayre S.A. maintains assets and liabilities denominated in Argentinean peso and in other currencies, substantially the U.S. dollar. During December 2001 a withdrawal restriction was established on deposits held by Argentinean banks, including Banco ItaúBuen Ayre S.A. and before Christmas a bank and exchange holiday was announced. In early January 2002 the Argentinean legislative power gave the President extraordinary powers and the ability to suspend a law that created a fixed one to one rate between the Argentinean peso and the U.S. dollar. Subsequently the government announced several measures that include conversion of certain transactions denominated in U.S. dollars to Argentinean pesos at the one to one rate, the conversion of certain other transactions to Argentinean pesos at the rate of US$ 1 = Ps 1.4 with the remaining being translated at a free floating market exchange rate. We have translated as of December 31, 2001 the transactions of Banco Itaú Buen Ayre S.A. denominated in currencies other than the Argentinean pesos into Argentinean pesos in accordance with the rules established by the Argentinean government in early January 2002 and the effect of such translation has been recognized in income. We translated the financial statements of Banco Itaú Buen Ayre S.A. as of December 31, 2001 expressed in Argentinean pesos into Brazilian reais in accordance with the procedures approved by the AICPA International Task Force. As such we used the free-market exchange rate on January 11, 2002 with the translation effect recognized directly in Cumulative Translation adjustment.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

(d)	Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the Consolidated Balance Sheet at the principal amount outstanding plus accrued financial charges (interest, and other charges such as contractual indexation of the principal). Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 4,234 and R$ 4,878 at December 31, 2003 and 2002, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 2,128 and R$ 2,439 at December 31, 2003, and 2002 respectively.

(e)	Securities purchased under resale agreements and federal funds sold and securities sold under repurchase agreements and federal funds purchased

We enter into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”). Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

Custody control of local securities in Brazil and the possession of securities purchased under resale agreements is temporaraly transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

(f)	Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) 115 “Accounting for Certain Investments in Debt and Equity Securities”. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date).

Trading assets include securities classified as trading, in accordance with SFAS 115 and derivative financial instruments.

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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

(g)	Available for sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on securities, are reported in the respective account in the Consolidated Statement of Income. Realized gains and losses on sales of available for sale securities, which are recorded under Net gain (loss) on sale of available- for- sale securities in the Consolidated Statement of Income.

Securities that Itaú has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the Consolidated Statement of Income.

Unrealized gains or losses on the date when debt securities are transferred into the held-to-maturity category continue to be reported as a separate component of stockholders’ equity. The unrecognized gain or loss is amortized over the remaining period to maturity as an adjustment of yield and consistent with the amortization of the related premium or discount.

When a decline in fair value of available-for-sale and held-to-maturity securities below its carrying amount is considered to be “other than temporary”we recognize an impairment loss in the Consolidated Statement of Income for the difference between the carrying amount of the impaired security and its fair value as of the date of the impairment. Such fair value as of the date of the impairment becomes the new cost basis of the security. In determining whether a decline in value is “other than temporary”, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of the decline in value below its carrying amount, other unrelated factors, such as the likelihood, based on the historical behavior of the value of particular securities that a decline in value will be recovered, as well as the likelihood that we will be unable to collect either principal or interest.

In November 2003, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. See Notes 7 and 8 for these disclosures.

(h)	Derivatives other than trading

Derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges. Unrealized gains (losses) are deferred over the life of the derivative.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow if a clash flow hedge, both at inception and over the life of the contract. We held no derivatives which qualified as hedges at December 31, 2003, 2002 and 2001 and all our derivatives as of such dates and during those periods were recorded at fair value.

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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

Investments in unconsolidated companies where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as reported under US GAAP, is recognized in the Consolidated Statement of Income as Equity in earnings (losses) of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet.

Investments in companies of less than 20% of voting capital with no readily determinable market value or considered as restricted stock under SFAS 115 are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received. See Note 11.

We recognize an impairment loss when a loss in value of an investment in a company accounted for following the equity method is considered to be “other than temporary”.

(m)	Foreclosed assets, including real estate

Assets are classified as foreclosed properties and included in Other assets upon actual foreclosure.

Assets received upon foreclosure of loans, including real estate, are initially recorded at the lower of (1) fair value minus estimated costs to sell, or (2) the carrying value of the loan, with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to Non-interest expense. Costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

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

As from January 1, 1999, costs incurred with software developed or obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with Statement of Position (“SOP”) 98-1 “Accounting for the computer software developed or obtained for internal use”and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets “ when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2003.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Property and equipment no longer in use is classified as held for sale and carried at the lower of fair value minus estimated costs to sell or cost. The analysis is made on an individual asset basis. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is recognized as a valuation allowance and a charge to the consolidated statement of income.

(o)	Goodwill and other intangible assets

Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under the new standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value. We determined June 30 of each year to be date for performing such impairment test. In 2003 and 2002 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

Goodwill related to affiliates is presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets consisting of contractual and non contractual customer relationships and contractual distribution channels are amortized over a period not to exceed ten years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized currently.

Up to December 31, 2001 goodwill was amortized on a straight-line basis in a period not in excess of ten years and we assessed the recoverability of goodwill if events or circumstances indicate a possible impairment. As of December 31, 2001 we determined that the political and economic instability in Argentina constituted an event that required us to assess the recoverability of goodwill and intangible assets related to our operations in Argentina. As a result of such assessment we recognized an impairment loss of R$ 85. We determined the amount of the impairment as the difference between the carrying amount of goodwill and intangible assets related to our operations in Argentina and the estimated fair value of such assets.

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

(q)	Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consists exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment,

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the retention limit set by regulations. We reinsure our risks with IRB Brasil Resseguros S.A, a government controlled entity which has the reinsurance monopoly in Brazil. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. Only those reinsurance receivables deemed probable of recovery are reflected as assets. Reinsurance receivables as of December 31, 2003 and 2002 amounted to R$ 22 and R$ 40. Earned premiums ceded under reinsurance contracts amounted to R$ 329, R$ 247 and R$ 167 and recoveries recognized under reinsurance contracts were R$ 138, R$ 133 and R$ 399 for the years ended December 31, 2003 and 2002, and 2001, respectively.

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

(i) Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$ 588, R$ 588, and R$ 559 for the years ended December 31, 2003, 2002 and 2001, respectively.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

We also sponsor defined benefit plans and one defined contribution plans that are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions”. Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions accrued in favor of the beneficiaries of the plan during the relevant period. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with SFAS 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

(ii)	Stock option plan

Itaú Holding established a stock option plan which is accounted for according to APB 25, “Accounting for Stock Issued to Employees”, an alternative method of accounting, authorized by SFAS 123, “Accounting for Stock Based Compensation”. Under APB 25, we recognize compensation costs for the stock option plan over the vesting period of the stock option at an amount measured by the difference between the quoted market price of the stock at the measurement date and the price to be paid by the grantee. We account for our plan as a variable plan, with measurement date being the date on which the options are exercised. Therefore, after the end of the vesting period, we continue to record compensation costs until the measurement date based on the quoted market price of the stock at the end of each reporting period.

The following table illustrates the effect on net income and earnings per share (both basic and diluted) if we had applied the fair value recognition provisions of SFAS 123 to account for the stock option plans. As from December 31, 2002 we compute compensation under our stock option plan using the fair value method by using the binomial model.

                                                                        Years ended December 31
                                                             ----------------------------------

                                                               2003          2002          2001
                                                             ------        ------         -----
Net income
As reported                                                   3,281         2,828         1,844
Plus: Reversal of stock compensation recorded
  following APB 25                                              153            (4)           24
Less: Stock compensation computed following the
   Fair value method of SFAS 123 - binomial                     (43)          (41)          (37)
                                                             ------        ------         -----
Pro-forma net income                                          3,391         2,783         1,831
                                                             ======        ======         =====

Basic earnings per share (in R$)
Common shares - as reported                                  0.0288        0.0254        0.0163
Common shares - pro forma - binominal                        0.0298        0.0250        0.0162

Preferred shares - as reported                               0.0288        0.0254        0.0163
Preferred shares - pro forma - binominal                     0.0298        0.0250        0.0162

 Diluted earnings per share (in R$)
Common shares - as reported                                  0.0287        0.0253        0.0162
Common shares - pro forma - binominal                        0.0297        0.0249        0.0161

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                        Years ended December 31
                                                             ----------------------------------

                                                               2003          2002          2001
                                                             ------        ------         -----
Preferred shares - as reported                               0.0287        0.0253        0.0162
Preferred shares - pro forma - binominal                     0.0297        0.0249        0.0161
(t)	Guarantees granted

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

In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on specified changes in an underlying variable that is related to an asset, liability, or equity security of the guaranteed party. Guarantee contracts excluded from both the disclosure and recognition requirements of FIN 45 include, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, commitments to extend credit, subordinated interests in special purposes entities, and guarantees of a company’s own future performance. Other guarantees subject to the disclosure requirements of FIN 45, but not to the recognition provisions, include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance but not price.

We recognize a liability, presented under “Other Liabilities”, for the fair value of guarantees granted at the date on which we issue the guarantee. Fair value is generally represented by the price we charge the customer to issue the guarantee. Subsequent to issuance of the guarantee we recognize a reduction in the amount of the fair value originally recorded over the period from issuance until the guarantee expires; we recognize the reduction in “Fee and Commission Income” in the consolidated statement of income. If we conclude that it is probable that we will incur a loss in relation to the guarantee issued, we recognize a provision for the estimated amount of the probable loss which is presented under “Other Liabilities” in the consolidated balance sheet.

(u)	Treasury Stock

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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(v)	Interest on stockholders’ equity

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on stockholders’ equity. For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of stockholders’ equity in the financial statements. The related tax benefit is recorded in the consolidated statement of income.

(w)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two classes of stock issued by Itaú Holding. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.55 (fifty five cents) per lot of one thousand shares. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders’ equity) and undistributed earnings of Itaú Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed.

Itaú Holding has issued stock options (Note 26) whose dilutive effect are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the funds received were used to purchase our own stock.

(x)	Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

(y)	Strategic alliance with America on Line Latin America Inc. and subsidiaries (AOLA)

During the year ended December 31, 2000 we entered into a ten year strategic alliance agreement with AOLA which was significantly modified through a final and legally binding Memorandum of Understanding (MOU) dated December 14, 2002. Under the terms of the original agreement we received 31,700,000 Common A voting shares of AOLA and, during a five year period we were committed to obtain on specific measurement dates (“milestones”): (a) specified number of customers of the Itaú - AOLA co-branded Internet access services provided by AOLA in Brazil, (b) certain levels of revenue from such customers as a percentage of the total revenue of AOLA in Brazil for Internet access services, or (c) a combination of both . After five years we would not be committed to achieve or maintain any specific number of customers or level of revenue. If we do not meet the milestones, we would have to make contractually established cash payments to AOLA for each milestone we failed to meet. The maximum amount of cash payments which under the original agreement amounted to US$ 164.8 million would be due to AOLA if we had not met any of the five milestones.

Our Common A voting shares of AOLA represent as of December 31, 2003, 2002 and 2001 less than 2% of the voting stock of AOLA and therefore, we do not account for such shares following the equity method. The contractual terms of the original agreement include a lock-up provision by which we are committed not to enter into any transaction which is designed to, or might be reasonably expected to, result in the disposition of specified percentages of the shares of AOLA we have received. These specified percentages decrease each

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information year over five years. All shares received were subject to lock-up until December 10, 2001 when 16.67% of such shares were released. On December 14, 2002 through the MOU additional 41.66% of such shares were released and on December 10, 2003 16.67% of such shares were released.

We consider shares subject to the lock-up provision during the twelve months after each balance sheet date to be restricted stock under SFAS 115 and initially recorded such restricted shares at its cost. Cost was determined as the maximum amount that we would have to pay for such shares if we fail to meet all the milestones. Shares which are released from the lock-up within 12 months after the balance sheet date are considered available for sale securities and are accounted at its fair value as of the balance sheet date as described in Note 2(g). During the year ended December 31, 2002 we concluded that an “other-than-temporary” impairment existed for all shares of AOLA and as a result all shares (either restricted or not restricted) were recorded at the fair value of such shares measured at the quoted market price of the shares in NASDAQ on December 31, 2002 which became its new cost basis. During the year ended December 31, 2002 we recognized a loss of R$ 605 as result of such “other-than-temporary” impairment which is presented under “Other non-interest expenses” in the consolidated statement of income. As of December 31, 2003 no shares are considered restricted stock and therefore all shares of AOLA are accounted for at its fair value as of such date .

We were also committed under the terms of the original agreement to offer to the customers of Banco Itaú which were users of the co-branded access services, a minimum number of hours free of charge at our cost during the five years on which we are committed to meet the milestones. We recognized such costs as expenses when they were incurred.

Until December 2002 when we entered into in the MOU, we recognized the value of the shares we received from AOLA at its original cost as revenue. Revenue is recognized from the date when a milestone is met and over the remaining period until completion of five years, based on the percentage of costs already incurred related to the agreement to total estimated costs over the five-year period.

On January 7, 2002, AOLA issued the certificate confirming that as of December 10, 2001, we have met the first annual milestone (a minimum amount of 250,000 verified subscribers) and we begun to recognize revenue as from such measurement date.

Under the MOU: (a) the commitments to obtain specified number of customers were eliminated, (b) we were waived of any cash payment that may become payable with respect to the second annual milestone, (c) the amount of cash payments that we would be obligated to pay if we do not meet the milestones for the third through fifth year has been reduced to a maximum of US$ 20 million for the three years, (d) the commitment to offer at our cost hours free of charge to customers of the co-branded services was eliminated, and (e) we agreed to specific marketing commitments which if we do not fulfill would require us to make cash payments of a maximum of US$ 40 million for the three remaining years of the agreement.

We recognized as income under “Other non-interest income” in the consolidated statement of income for the year ended December 31, 2002 the amount of R$ 289 which corresponds to (a) the amount of cash payment of US$ 55 million related to the second annual milestone of which we have been waived, plus (b) the difference, amounting to US$ 22 million, between the maximum amount of potential cash payments of US$ 82 we would be required to make under the terms of the original agreement in relation to the milestones for the third through the fifth year and the maximum amount of cash payments we could be required to make under the MOU of US$ 60 million.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

After entering into the MOU we continue to recognize revenue from the date when a milestone is met through the end of five years based on the percentage of costs incurred related to the agreement to total estimated costs. Revenue to be recognized after entering into the MOU corresponds to the first milestone we had achieved in December 2001 and to the maximum amount of payment we could be required to make under the MOU of US$ 60 million. During the year ended December 31, 2003 we recognized as income under “fee and commission income” the amount of R$ 33, the amount of revenue determined as described before corresponding to the first milestone (met on December 2001). On March 2004 (the measurement date for determining if we had met our commitments under the MOU) we met the commitments imposed by the MOU; as a result we have been released from maximum potential payments of US$ 26 million.

(z)	Reclassifications

Certain reclassifications have been made to the financial statements for the years ended December 31, 2002 and 2001 to conform to the presentation in the current year. Such reclassifications had no effect on the amounts previously reported for total assets, liabilities, stockholders equity or net income.

3	Business Combinations

3.1 Banco Fiat S.A.

On December 2002 we entered into a stock purchase agreement with Fiat Auto S.A. and Fiat Automóveis S.A. (the “sellers”) to acquire all the outstanding stock but one share of Banco Fiat S.A. (“Banco Fiat”), a Brazilian bank wholly owned by the Italian car maker group Fiat through which such group conducted retail financing activities in connection with the sale of vehicles produced by Fiat in Brazil. We determined the acquisition date to be March 26, 2003 and we consolidate the results of Banco Fiat and its subsidiaries since such date.

On March 26, 2003 we also entered into three additional agreements with the sellers as follows:

•	a shareholders agreement through which: (a) the sellers have the right to nominate one of the three members of the Board of Directors of Banco Fiat, and (b) the favorable vote of the sellers or of the director nominated by the sellers is required for certain specific decisions.
•	a service agreement by which: (a) the sellers grant Banco Fiat an exclusive right to be the finance agent on promotional campaigns organized by the sellers if Banco Fiat offers a promotional interest rate (with the difference between interest at market rates for vehicle financing and the promotional rates reimbursable to us by the sellers of Banco Fiat), (b) Banco Itaú is authorized to use the customer database of Banco Fiat to promote its own products but is prohibited from disclosing any data included in the customer database to competitors of the Fiat group, (c) the sellers commit not to compete with Banco Fiat using its customer database or through the Fiat dealers in the retail financing activities of Fiat vehicles, (d) Banco Itaú commits not to provide financing to Fiat dealers. The agreement is for a 10 year period. Contractual penalties are established: (i) in the event of breach by the seller of the exclusive right described in (a) above, and (ii) in the event that Banco Fiat discloses all or part of the customer database in violation of the commitment described in (b) above.
•	a intellectual property rights license agreement by which the sellers grant the right to Banco Fiat to use the name “Fiat” in connection with the retail financing activities of Fiat vehicles and the right to certain web domains related to such business. The agreement will remain valid as long as the service agreement described above remains in force.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Purchase price consideration totaled R$ 891. The following table summarizes the estimated fair value of the assets and liabilities acquired as of March 2003:

Brazilian Central Bank compulsory deposits                   19
Marketable securities                                       287
Loans                                                     1,921
Other assets acquired                                       223
 Intangible asset acquired (distribution network)           474
                                                        --------
    Total assets acquired                                 2,924
Liabilities assumed                                       2,033
                                                        --------
    Purchase price consideration                            891
                                                        ========
We have considered the rights we contractually acquired as the result of the transaction to be the exclusive finance agent in promotional activities, the access to the customer database and the rights to use the “Fiat” brand and certain web domains in those activities as a distribution platform for our financial products. We have estimated fair value of such distribution network to be approximately R$ 476 (which was reduced by R$ 2 which is the excess of net assets and liabilities acquired over the purchase price) as of March 2003 based on projected cash flows and estimated it useful life in approximately 10 years, consistent with the term of the agreements referred to above. We have allocated the intangible to our Banco Itaú - Banking segment.

Tax deductible goodwill under Brazilian tax regulation on acquisition amounted to R$ 462. Goodwill amortization is deductible in accordance with Brazilian tax regulations only for social contribution on income being deductible for income taxes only upon sale or transfer.

As of December 2003 we concluded based on the significant change observed between our estimates of volumes of transactions considered in the projected cash flows used to estimate the fair value of the distribution network at the date of acquisition and the actual volume of transactions since acquisition through December 2003 and based on updated projections of volume that significant adverse changes exist in the extent on which the distribution network is being and is expected to be used. As required by SFAS 144 we have determined that an impairment analysis was required as of December 2003 in relation to the distribution network acquired. Based on updated cash flow projections an impairment loss of R$ 225 has been recorded in December 2003 in the consolidated statement of income under “Amortization of goodwill and other intangibles”.

Unaudited pro-forma results of operations for the year ended December 31, 2003 and 2002 as if the acquisition of Banco Fiat had taken place at the beginning of each period are presented below. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

                                                         2003 (Unaudited)
                                                         ----------------
Net interest income (before provision for
loan and lease losses)                                         9,967
Net income                                                     3,302
Earnings per common and preferred share:
  Basic                                                       0.0290
  Diluted                                                     0.0289

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                         2002 (Unaudited)
                                                         ----------------
Net income                                                     2,890
3.2 AGF

On October 2003 we entered into an agreement to acquire 100% of total and voting shares of AGF Vida e Previdência S.A., a company previously owned by the French group AGF operating in the life insurance and private retirement plan business and 100% of total and voting shares of Banco AGF S.A. a bank previously owned by the French group AGF, operating in investment and leasing activities.

We determined the acquisition date to be December 31,2003 for the acquisition of AGF Vida e Previdência S.A. and we consolidate it since such date. As of December 31, 2003 the Central Bank had not yet approved the acquisition of Banco AFG S.A. and as such we have not recorded the acquisition of Banco AGF S.A. as of December 31, 2003.

AGF Vida e Previdência S.A.

Total purchase price amounts to R$ 107. The following table summarizes the estimated fair value of the assets and liabilities acquired:

Marketable securities                                      637
Other assets acquired                                        1
Intangible asset acquired (customer relationships)          48
                                                      --------
    Total assets acquired                                  686
Liabilities assumed                                        579
                                                      --------
    Purchase price consideration                           107
                                                      ========
Intangible assets consists of customer relationships and are expected to be amortized over 10 years.

Tax deductible goodwill under Brazilian tax regulation on acquisition amounted to R$ 53.

Unaudited pro-forma results of operations for the year ended December 31, 2003 and 2002 as if the acquisition of AGF Vida e Previdência S.A. had taken place at the beginning of each period are presented below. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

                                                         2003 (Unaudited)
                                                       -----------------
Net  interest  income  (before   provision  for
loan and lease losses)                                              9,912
Net income                                                          3,287
Earnings per common and preferred share:
  Basic                                                            0.0289
  Diluted                                                          0.0288

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                          2002 (Unaudited)
                                                        -----------------
Net income                                                          2,828
Banco AGF S.A.

On March 31, 2004 we consummated the acquisition of Banco AGF S.A. and we expect to consolidate its results of operations as from such date. Total purchase price amounts to R$ 118. We are in the process of identifying assets acquired and liabilities assumed including acquired intangible assets.

4	Cash and Cash Equivalents

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

                                                                     December 31
                                                   -----------------------------
                                                         2003               2002
                                                   -----------      ------------

 Cash and due from banks                                1,663              1,309
 Interest-bearing deposits in other banks              10,726             12,112
 Securities purchased under
     resale agreements and federal funds sold           8,621              3,350
                                                   ----------       ------------
                                                       21,010             16,771
                                                   ==========       ============
Securities purchased under resale agreements and federal funds sold include pledged securities for a total of R$ 1,393 (R$ 577 at December 31, 2002).

5	Brazilian Central Bank Compulsory Deposits

The Brazilian Central Bank requires financial institutions, including ItaúHolding, to deposit certain funds with the Central Bank or to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits:

                                                          December 31
                                        -----------------------------
                                               2003              2002
                                         ----------         ---------
 Non-interest earning                         4,499             4,082
 Interest-earning                             3,657             6,180
                                        -----------        ----------
                                              8,156            10,262
                                        ===========        ==========

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

6	Trading Assets

Trading assets, stated at fair value, are presented in the following table:

                                                                       December 31
                                                           ----------- -----------
                                                                 2003         2002
                                                           ----------- -----------
 Brazilian federal government securities                        2,728        2,734
 External Debt Securities:
      Brazilian federal government                                404          279
      Other                                                                      4
 Corporate debt securities                                        823          574
 Other marketable securities (primarily mutual funds)           5,301        1,829
 Derivative financial instruments:
     Swaps                                                        911        1,779
     Options                                                       63          331
     Forwards                                                     360          137
     Futures                                                       48           64
                                                           ----------    ---------
                                                               10,638        7,731
                                                           ==========    =========
Net unrealized gains (losses) included in trading assets at December 31, 2003 and 2002 amounted to R$ 84 and R$ (662), respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2003, 2002 and 2001, included in Trading income (losses), were gains (losses) of R$ 746, R$ 28 and R$ (797), respectively.

In the year ended December 31, 2003 we reclassified securities at fair value of R$ 186 from trading securities to held to maturity securities. The fair value of the security at the date of transfer represents the initial carrying amount in the held to maturity category.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

7	Available for Sale Securities

The fair values and corresponding amortized cost of available for sale securities at December 31 were:

                                                                                                     December 31
                           -------------------------------------------------------------------------------------
                                                               2003                                         2002
                           ----------------------------------------- -------------------------------------------
                                        Gross unrealized                           Gross unrealized
                                        -------------------                       -----------------   Fair value
                                                                                                       (cost for
                           Amortized                         Fair    Amortized                        restricted
                                Cost     Gains    Losses     value        cost    Gains      Losses        stock)
                           ---------  --------    ------    ------   ---------   ------      ------   ----------

 Investment funds                 68        24                  92         56       16          (2)           70
 Bank debt securities            806        29                 835        343                                343
 Brazilian federal
 government
   Securities                  4,745       572        (2)    5,315      6,031       64        (148)        5,947
 External debt securities:
   Brazilian government          550       230                 780         40      238         (60)          218
   Argentinean government        106                           106         58                                 58
   Other                          44         4                  48         26       11                        37
 Corporate debt securities     1,482       282        (2)    1,762      3,921      505        (146)        4,280
 Marketable equity
 securities                      440        76        (9)      507        266       12          (5)          273
 Restricted stock                                                          10                                 10
                           ---------  --------    ------   -------    -------  -------   ---------      --------
                               8,241     1,217       (13)    9,445     10,751      846        (361)       11,236
                           =========  ========    ======   =======    =======  =======   =========      ========
Restricted stock as of December 31, 2002 refers to stock of AOLA. As explained in Note 2.(y) shares of AOLA received when entering into the strategic alliance with AOLA, are subject to lock-up provisions. As of December 31, 2002 we consider 25% of the total shares received (7,925,000 shares) to be restricted stock since they were subject to such lock-up provisions for more than 12 months after the balance sheet date.

At December 31, 2003 and 2002, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’equity.

Gross realized gains and losses on securities available for sale were as follows:

                                                         Year Ended December 31
                                                   ---------------------------------

                                                       2003        2002         2001
                                                   --------   ---------   ----------
 Gains                                                  623         482           78
 Losses                                                (144)     (1,092)         (82)
                                                   --------   ---------   ----------
 Net                                                    479        (610)          (4)
                                                   ========   =========   ==========

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The amortized cost and fair value of securities available for sale, by maturity, were as follows:

                                                                   December 31, 2003
                                             ---------------------------------------
                                                      Amortized
                                                           cost           Fair value
                                             ------------------  -------------------

 Due in one year or less                                  1,726                1,957
 Due after one year to five years                         4,375                4,913
 Due after five years to ten years                          707                  851
 Due after ten years                                        925                1,125
 No stated maturity                                         508                  599
                                             ------------------  -------------------
                                                          8,241                9,445
                                             ==================  ===================
During the years ended December 31, 2003. 2002 and 2001, we recognized losses of R$ 38, R$ 605 and R$ 38, respectively, for impairment of available for sale securities. The impairment loss for 2002 corresponds to the impairment of our investment in shares of AOLA.

We have no available for sale securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2003.

In the year ended December 31, 2003 we reclassified securities with a fair value of R$ 661 from available for sale securities to held to maturity securities. The fair value of the security at the date of transfer represents the initial carrying amount in the held to maturity category. Unrealized gains and losses at the date of transfer are amortized over the period from the date to reclassification until maturity of the securities.

8	Held-to-Maturity Securities

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

                                                                                                    December 31
                       -----------------------------------------------------------------------------------------
                                                             2003                                           2002
                       ------------------------------------------  ---------------------------------------------
                                       Gross unrealized                            Gross unrealized
                                  ----------------------                      ----------------------
                        Amortized                            Fair   Amortized                              Fair
                             Cost      Gains     Losses     value        cost     Gains      Losses       Value
                       ----------  ---------  ---------    ------   ---------    ------    --------    --------
 Brazilian federal
   government
   securities               1,840        105         (8)    1,937         479                   (40)        439
 External debt
 securities
   Brazilian government     1,018         42                1,060         177                               177
   Other                       23                    (5)       18          45                                45
 Corporate debt
   securities                 651          8                  659         188                               188
                       ----------  ---------  ---------    ------   ---------    ------    --------    --------
                            3,532        155        (13)    3,674         889                   (40)        849
                       ==========  =========  =========    ======   =========    ======    ========    ========

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The amortized cost and fair value of securities held-to-maturity, by maturity, were as follows:

                                                            December 31, 2003
                                                -----------------------------
                                                   Amortized
                                                        cost       Fair value
                                                ------------   --------------
 Due in one year or less                                 241              244
 Due after one year to five years                      1,486            1,556
 Due after five years to ten years                     1,516            1,585
 Due after ten years                                     289              289
                                                ------------   --------------
                                                       3,532            3,674
                                                ============   ==============
At December 31, 2003 and 2002, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders’equity.

We have no held to maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2003.

9	Loans and Leases

                                                                                    December 31
                                                             ----------------------------------
                                                                          2003             2002
                                                             -----------------  ---------------
 Commercial                                                             18,110           19,641
                                                             -----------------  ---------------
     Industrial and others                                              13,540           12,927
     Import financing                                                    1,346            2,395
     Export financing                                                    3,224            4,319

 Real estate loans, primarily residential housing loans                  2,057            2,344
                                                             -----------------  ---------------
 Lease financing                                                         1,288            1,000
                                                             -----------------  ---------------
 Public sector                                                             958              867
                                                             -----------------  ---------------
 Individuals                                                            10,644            8,274
                                                             -----------------  ---------------
     Overdraft                                                           1,297            1,358
     Financing                                                           7,496            5,286
     Credit Card                                                         1,851            1,630
 Agricultural                                                            1,959            2,083
                                                             -----------------  ---------------
 Total loans and leases                                                 35,016           34,209
                                                             =================  ===============

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Non-performing loans and leases

The following table presents our non-performing loans and leases as well as the valuation allowance for impaired loans and leases as of December 31, 2003 and 2002:

                                                                                                 December 31
 ------------------------------------------------------------------------------------------------------------
                                                 2003                                                   2002
 -----------------------------------------------------   ----------------------------------------------------

                              Valuation allowance for                                Valuation allowance for
 Non-performing loans                  impaired loans        Non-performing loans             impaired loans
 and leases                                and leases                  and leases                 and leases
 -------------------------  --------------------------   -------------------------  -------------------------
                    1,476                         827                       1,488                        938
We do not recognize interest income during the period the loans are considered non-performing. The impact on interest income as a result of non-performing loans was not material to any of the years presented.

10	Allowance for Loan and Lease Losses

The table below summarizes the changes in the allowance for loan and lease losses:

                                                                                       Year Ended December 31
                                                    -------------------   ------------------------------------
                                                                  2003               2002                2001
                                                    -------------------   ----------------   -----------------
 Balance at the beginning of the year,                           2,748              2,250               1,642
     Provision for loan and lease losses                         1,695              2,124               1,077
     Credits charged off                                        (2,131)            (1,892)               (660)
     Recoveries                                                    536                266                 191
                                                    -------------------   ----------------   -----------------
 Balance at the end of the year                                  2,848              2,748               2,250
                                                    ===================   ================   =================

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

11	Investments in Unconsolidated Companies

(a)	Composition

                                                          Ownership % as of
                                                        December 31, 2003 (i)                        December 31, 2003 (ii)
                                                      ---------------------- ----------------------------------------------
                                                                                                                  Equity in
                                                                          Stockholders’  Net income                earnings
  Company                                                Total    Voting         equity      (loss)  Investment
  --------------------------------------------------- --------  --------  ------------- ----------- -----------  ----------

  Investments accounted by the equity method
  AGF Brasil Seguros S.A.                                27.33     27.33            414         22          113           6
  Credicard S.A. Administradora de Cartoes de
  Credito (iii)                                          33.33     33.33            319        367          106         115
  IPI - Itausa Portugal Investimentos Ltda. (iv)         49.00     49.00            816         58          400          28
  Itausa Export S.A. (v)(vi)                             22.23     20.00            938         87          209          19
  Redecard S.A.                                          31.94     31.94             83        445           27         142
  Saper Empreendimentos Imobiliarios Ltda.               37.89     37.89
  Serasa - Centralizacao de Servicos dos Bancos S.A.     31.71     27.23            154         50           49          16
  Orbitall Servicos e Proces. de Informacoes Com.
  Ltda. (vii)                                            33.33     33.33             64         10           21           3
  Others                                                                                                      3
                                                                                                   ------------ -----------
  Subtotal                                                                                                  928         329
                                                                                                   ------------ -----------
  Others investments recorded at cost                                                                       151
                                                                                                   ------------ -----------
  Total                                                                                                   1,079         329
                                                                                                   ============ ===========

                                                                                   December 31,
                                                            December 31, 2002 (ii)    2001 (ii)
                                                       --------------------------  ------------
                                                                       Equity in     Equity in
                                                                        earnings      earnings
 Company                                                Investment                     (losses)
 ---------------------------------------------------   -----------    ----------   ------------

 Investments accounted by the equity method
 AGF Brasil Seguros S.A.                                       110             6             6
 Credicard S.A. Administradora de Cartoes de
 Credito (iii)                                                 107           177           175
 IPI - Itausa Portugal Investimentos Ltda. (iv)                375            24            (6)
 Itausa Export S.A. (v)(vi)                                    197            29
 Redecard S.A.                                                  22            83            62
 Saper Empreendimentos Imobiliarios Ltda.                        1
 Serasa - Centralizacao de Servicos dos Bancos S.A.             48            16            14
 Orbitall Servicos e Proces. de Informacoes Com.
 Ltda. (vii)
 Others                                                          9
                                                      ------------- ------------- -------------
 Subtotal                                                      869           335           251
                                                      ------------- ------------- -------------
 Others investments recorded at cost                           115
                                                      ------------- ------------- -------------
 Total                                                         984           335           251
                                                      ============= ============= =============

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(i)   Corresponds to total and voting ownership.

(ii)  Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.

(iii) Our share of the results of Credicard S.A Administradora de Cartoes de Credito is not necessarily the same in each year due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based primarily on the performance of our credit card portfolio up to June 30, 2003. As from July 1, 2003, the shareholders’
      agreement related to Credicard S.A. Administradora de Cartoes de credito was amended, resulting in the transfer of the credit card portfolio previously held by Credicard S.A. Administradora de Cartoes de Credito to each of the shareholders, extinguishing the reason for the differential in earnings to be attributed to each shareholder which was based on the performance of the credit card portfolio of each shareholder.

(iv)  Ownership in IPI - Itausa Portugal Investimentos Ltda. is held: (a)
      through subsidiaries that own 49.00% of total and voting stock, and (b)
      through the equity investee Banco Itau Europa S.A., a subsidiary of
      Itausa Export, which held 51.00% of total and voting stock of IPI - Itausa
      Portugal Investimentos Ltda.. Exchange gain or loss arising from translation are included under Cumulative Translation Adjustment (Note 2
      (b)).

(v)   Ownership in Itausa Export S.A. is held by our subsidiary Itau
      Grafica Ltda. and amounted to 22.23% of total stock and 0.00% of voting stock at December 31, 2000. As of December 31, 2001, ownership in
      Itausa Export S.A. was transferred to our subsidiary, Itaucard
      Financeira S.A. Credito, Financiamento e Investimento and amounts to
      22.23% of total stock and 20.00% of voting stock. As of December 31, 2002 and 2003, ownership in Itausa Export S.A. is hold directly by Banco
      Itau S.A. and amounts to 22.23% of total stock and 20% of voting stock.

(vi)  On June 15, 2001, the stockholders of Itausa Export S.A. approved the issue of 6.47 voting shares to holders of both voting and non-voting shares. As a result of such decision at June 15, 2001, our consolidated subsidiary Itau Grafica Ltda. obtained 20% of the voting stock of Itausa Export S.A. without any change in total ownership of 22.23%.

(vii) On August 20, 2003, due to a corporate reorganization process, Credicard
      S.A. Administradora de Cartoes de Credito transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall
      Servicos e Proces. de Informacoes Com. Ltda.
(b)	Other information

Dividends, including interest on stockholders’ equity, received from the investments in unconsolidated companies were R$ 119, R$ 244 and R$ 176 in the years ended December 31, 2003, 2002 and 2001, respectively.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

12	Premises and Equipment

                                                                                 December 31
                                                             --------------------------------
                                                                                                        Annual
                                                                                                  depreciation
                                                                       2003             2002           rates %
                                                             ---------------  ---------------   --------------
 Gross
     Land                                                               686              715
     Buildings used in operations                                     1,779            1,825                 4
     Installations, furnishings, equipment and security and
        communication systems                                           699              678             10-25
     Data processing equipment                                        1,235            1,839             20-50
     Cost of software developed or obtained for internal use            160              140                33
     Transportation systems                                              18               16             20-33
     Assets held for sale                                               123              145
     Other                                                              754              444                20
                                                             ---------------  ---------------
                                                                      5,454            5,802
                                                             ---------------  ---------------
 Accumulated depreciation
     Buildings used in operations                                      (841)          (1,011)
     Installations, furnishings, equipment and security and
        communication systems                                          (465)            (398)
     Data processing equipment                                         (900)          (1,312)
     Cost of software developed or obtained for internal use            (43)             (48)
     Transportation systems                                              (8)              (6)
     Other                                                             (501)            (214)
                                                             ---------------  ---------------
                                                                     (2,758)          (2,989)
                                                             ---------------  ---------------
 Net book value                                                       2,696            2,813
                                                             ===============  ===============
Depreciation expense was R$ 646 , R$ 567 and R$ 487 in the years ended December 31, 2003, 2002 and 2001, respectively, including expenses of R$ 43, R$ 34 and R$ 14 for depreciation of cost of software developed or obtained for internal use.

13	Goodwill and Intangible Assets

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2003 and 2002. Upon adoption of SFAS No. 141 on January 1, 2002 we recognized a gain of R$ 9 (net of tax effect) as the effect of a change in an accounting principle for the excess over cost of business combinations prior to July 1, 2001.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The following table presents the movement of aggregate goodwill for the year ended December 31, 2003 and 2002:

                                                                       December 31
                                                          ------------------------
                                                                2003          2002
                                                          ------------------------

Opening balance sheet                                            328           276
Addition as results of acquisition of minority
interests                                                          7             3
Effect of exchange rate on goodwill on entities
    outside Brazil                                               (3)           105
Tax benefit on realization for tax purposes of  tax
    deductible goodwill on prior acquisitions                   (60)          (56)
                                                          ------------------------
Closing balance sheet                                            272           328
                                                          ========================
The total amount of goodwill as of December 31, 2003 and 2002 was allocated to the Banco Itaú - banking segment.

Gross goodwill and accumulated amortization at December 31, 2003 amount to R$ 378 and R$ 106, respectively (R$ 434 and R$ 106 at December 31, 2002).

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expenses (net of taxes) related to goodwill and the effect of a change in an accounting principle is presented in the following tables:

                                                   Year ended December 31
                                               --------------------------
                                                       2002          2001
                                               --------------------------
Net income as reported                                2,828         1,844
Add back goodwill amortization (net of tax
effects)                                                               53
Less recognition in income as change in
accounting principle of excess over cost of
business combinations prior to July 1, 2001             (9)
                                               --------------------------
Pro-forma net income                                  2,819         1,897
                                               ==========================

Earnings per share before change in an
accounting principle (basic)

                                                    Common shares        Preferred shares
                                                    -------------        ----------------
                                                     2002      2001        2002      2001
Reported earnings per share before change in
an accounting principle                            0.0254    0.0163      0.0254    0.0163
Add back goodwill amortization                               0.0005                0.0005
                                                --------------------  --------------------

Adjusted earning per share before change in an
accounting principle                               0.0254    0.0168      0.0254    0.0168
                                                ====================  ====================

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Earnings per share (basic)

                                                   Common shares       Preferred shares
                                                   -------------       ----------------
                                                     2002      2001        2002      2001
Reported net income per share                      0.0254    0.0163      0.0254    0.0163
Add back goodwill amortization                               0.0005                0.0005
Less recognition in income as change in
accounting principle of excess over cost of
business combinations prior to July 1, 2001        0.0001                0.0001
                                                --------------------  --------------------
Adjusted net income per share                      0.0253    0.0168      0.0253    0.0168
                                                ====================  ====================

Earnings per share before change in an
accounting principle (diluted)
                                                   Common shares       Preferred shares
                                                   -------------       ----------------
                                                      2002     2001       2002      2001
                                                -----------------------------------------
Reported earnings per share before change in        0.0253   0.0162     0.0253    0.0162
an accounting principle
Add back goodwill amortization                               0.0005               0.0005
                                                -------------------- --------------------

Adjusted earning per share before change in an
accounting principle                                0.0253   0.0167     0.0253    0.0167
                                                ==================== ====================

Earnings per share (diluted)

                                                   Common shares      Preferred shares
                                                   -------------      ----------------
                                                      2002     2001       2002      2001
                                                -------------------- --------------------
Reported net income per share                       0.0253   0.0162     0.0253    0.0162
Add back goodwill amortization                               0.0005               0.0005
Less recognition in income as change in
accounting principle of excess over cost of
business combinations prior to July 1, 2001         0.0001              0.0001
                                                -------------------- --------------------
Adjusted net income per share                       0.0252   0.0167     0.0252    0.0167
                                                ==================== ====================

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The movement in total intangible assets for the years ended December 31, 2003, 2002 and 2001 is presented below:

                                  ------------------------------------------------------------------------------
                                                                         2003              2002            2001
                                  --------------------------------------------  ----------------  --------------
                                                            FIAT
                                    Customer          distribution                     Customer        Customer
                                    relationships        network        Total     relationships   relationships
                                  --------------------------------------------  ----------------  --------------

Opening balance sheet                       1,800                       1,800             1,027             460
Addition as results of
acquisitions during the year:
   Itau-BBA                                                                                 829
   Banco Fiat                                                474          474
   AGF Vida e Previdencia                      48                          48
   Other                                      187                         187               206             606
Amortization for the year                    (213)           (35)        (248)             (137)            (39)
Impairment loss (See Note 3.1)                              (225)        (225)
Tax benefit on realization for
tax purposes of  tax deductible
goodwill on prior acquisitions              (506)          (146)        (652)             (125)
                                  --------------------------------------------  ----------------  --------------

Closing balance sheet                       1,316             68        1,384            1,800            1,027
                                  ============================================  ================  ==============

Gross balance                                1,835           104        1,939             2,106           1,196
Accumulated depreciation                     (519)          (36)        (555)             (306)           (169)
                                   -------------------------------------------  ----------------  --------------
Closing balance sheet, net                   1,316            68        1,384            1,800            1,027
                                   ===========================================  ================  ==============
Estimated	amortization expense for defined life intangible assets over the next five years is as follows:

                                                Estimated
                                             amortization
                                                  expense

 2004                                                 183
 2005                                                 182
 2006                                                 174
 2007                                                 169
 2008                                                 166

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

14	Other Assets

                                                                                                  December 31
                                                                       ---------------------------------------
                                                                                     2003                2002
                                                                       -------------------  ------------------

 Net deferred tax assets, net of valuation allowance (Note 21)                      3,124               3,542
 Prepaid taxes                                                                      2,476               2,397
 Restricted escrow deposits for taxation, civil, labor,
     and other matters                                                              1,971               2,180
 Foreclosed assets, net                                                               151                 178
 Service fees and commissions receivable                                              996                 835
 Prepaid expenses                                                                     270                 259
 Receivable from the government administered fund -
     Fundo para Compensacao de Variacoes Salariais (FCVS)                             277                 268
 Deferred policy acquisition costs                                                    104                  96
 Pension plan prepaid assets (Note 25)                                                299                 270
 Other                                                                                787               1,161
                                                                       -------------------  ------------------
                                                                                   10,455              11.186
                                                                       ===================  ==================
15	Deposits

                                                                                                  December 31
                                                                       -------------------  ------------------
                                                                                     2003                2002
                                                                       -------------------  ------------------
 Non-interest-bearing deposits
     Demand deposits                                                                9,322               9,924
 Interest-bearing deposits
     Saving deposits                                                               18,521              18,592
     Time deposits                                                                  4,408               6,068
     Deposits from banks                                                              989                 238
                                                                       -------------------  ------------------
                                                                                   33,240              34,822
                                                                       ===================  ==================
Time deposits with balance in excess of the equivalent to US$ 100,000 amount to R$ 3,909 as of December 31, 2003.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

16	Short-term Borrowings

                                                                                                  December 31
                                                                         -------------------------------------
                                                                                      2003               2002
                                                                         ------------------  -----------------
 Trade finance borrowings                                                            4,756              5,803
 Local on-lendings                                                                     189                164
 Mortgage notes                                                                        152
 Euronotes                                                                             539                265
 Securities issued  and sold to customers under repurchase agreements
                                                                                     6,703              5,859
 Diversified Payments Rights                                                            72
 Other short-term borrowings                                                            29                230
                                                                         ------------------  -----------------
                                                                                    12,440             12,321
                                                                         ==================  =================
Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. At December 31, 2003, interest rate on the foreign currency denominated short-term borrowings were between 2.00% p.a. and 7.99% p.a. for trade lines. At December 31, 2002 such rates were between 1.00% p.a. and 7.00% p.a.

Interest rates at December 31, 2003 for local on-lendings were between 2.18% p.a. and 11.95% p.a.. At December 31, 2002 such rates were between 2.75% p.a. and 11.00% p.a. Mortgage notes at December 31, 2003 carry interest of between 13.52% p.a. and 15.15% p.a. Euronotes at December 31, 2003 carry interest of between 0.70% p.a. and 7.62% p.a. At December 31, 2002 such rates were between 2.49% p.a. and 8.88% p.a..

Under “Securities issued and sold to customers under repurchase agreements” we present our liabilities for transactions in which we sell for cash to customers securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 50% and 100% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through June, 2008.

17	Long-term Debt

                                                                                                  December 31
                                                                        --------------------------------------
                                                                                      2003               2002
                                                                        -------------------  -----------------
 Local on-lendings                                                                   4,270              4,336
 Euronotes                                                                           1,377                919
 Fixed rate notes                                                                        3              1,352
 Commercial paper                                                                        3                145
 Mortgage notes                                                                         20
 Trade finance borrowings                                                            2,523              3,522
 Debentures                                                                            427                239
 Subordinated debt                                                                   4,394              3,122
 Debt under securitization of diversified payments rights                            1,903              1,423
 Other long-term debt                                                                  196                207
                                                                        -------------------  -----------------
                                                                                    15,116             15,265
                                                                        ===================  =================

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(a)	Local on-lendings

Local on-lendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of property and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 12.10% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or “TJLP”), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. On-lending is at the risk of Itaú Holding, but it is generally secured.

(b)	Euronotes

                                                                                     Carrying amount (net of
                                                                                 repurchases) at December 31
                                                                          -----------------------------------
 Maturity                  Original
 date                 term in years    Currency             Coupon - %               2003               2002
 ----------------  -----------------   -------------   ----------------   ----------------  -----------------
 02/05/2004                     2.0    US$                        6.00                267                303
 02/27/2004                     2.0    US$                        6.75                130                171
 11/29/2004                     1.5    US$                        5.00                374
 04/05/2005                     3.0    US$                        6.75                208                245
 04/12/5005                     3.0    US$                        7.50                 69                153
 06/21/2005                     1.5    US$                        2.00                  4
 07/25/2005                     8.0    US$                        8.13                 36                 47
 07/28/2005                     2.0    US$                        4.75                289
                                                                          ----------------  -----------------
                                                                                    1,377                919
                                                                          ================  =================
(c)	Fixed rate notes

                                                                                      Carrying amount (net of
                                                                                   repurchases) at December 31
                                                                            ----------------------------------
 Maturity                       Original
 Date                      term in years       Currency         Coupon - %              2003             2002
 ------------------  --------------------  -------------  ----------------- -----------------  ---------------
 07/26/2003                          8.0   US$                        9.00                                199
 08/17/2003                          8.0   EUR                        8.25                                  1
 10/30/2003                          8.0   US$                        9.91                              1,078
 07/25/2005                          8.0   US$                        8.13                 2                4
 05/19/2006 (1)                      8.0   US$                        9.00                                 28
 06/30/2006 (1)                      8.0   US$                        9.00                                 42
 07/02/2008                          4.9   US$                        4.50                 1
                                                                            -----------------  ---------------
                                                                                           3            1,352
                                                                            =================  ===============
EUR - Euro

(1) These transactions were settled during the year ended December 31, 2003.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(d)	Commercial paper

                                                                                                 December 31
                                                                            ---------------------------------
 Maturity                                               Currency                      2003              2002
 ------------------                                     ------------------  ---------------   ---------------
 2003                                                   US$                                              125
 2004                                                   US$                              3                20
                                                                            ---------------   ---------------
                                                                                         3               145
                                                                            ===============   ===============
At December 31, 2003, interest rate on commercial papers were between 6.88% p.a. and 7.56% p.a. with a weighted average rate of 7.01% p.a. At December 31, 2002 the interest rates range from 4.69% p.a. and 8.94% p.a. with a weighted average rate of 6.73% p.a.

(e)	Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest at the TR (Referential Rate) rate plus between 13.70% p.a. and 14.86% p.a. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

(f)	Trade finance borrowings

                                                                                                 December 31
                                                                             --------------------------------
 Maturity                                               Currency                      2003              2002
 ------------------                                     ------------------   --------------   ---------------
 2003                                                   CHF                                                5
 2003                                                   EUR                                               13
 2003                                                  (Y)                                               211
 2003                                                   US$                                            1,030
 2004                                                   CHF                              2                 2
 2004                                                   EUR                              7                 7
 2004                                                  (Y)                               2                 1
 2004                                                   US$                          1,100             1,139
 2005                                                   CHF                              1                 1
 2005                                                   EUR                              8                 5
 2005                                                   US$                            826               636
 2006                                                   CHF                             11                 1
 2006                                                   EUR                              2                 2
 2006                                                   US$                            219               213
 2007                                                   US$                            113                57
 After 2007                                             US$                            232               199
                                                                             --------------   ---------------
                                                                                     2,523             3,522
                                                                             ==============   ===============
(Y) - Japanese Yen
CHF - Swiss Franc
Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. At December 31, 2003 interest rates to be computed on the foreign currency denominated balances were between 0.15% p.a. and 9.75% p.a. for borrowings in US$, between 0.5% and 4.76% for borrowings in EUR, 0.3% for borrowings in (Y), and between

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

1.02% and 4.65% for borrowings in CHF. At December 31, 2002 interest rates were between 0.09% p.a. and 9.98% p.a. for borrowings in US$, between 0,5% and 5.96% for borrowings in EUR, between 1.02% and 1.73% for borrowings in (Y) and between 2.75% and 4.88% for borrowings in CHF.

(g)	Debentures

                                                                                                Carrying amount
                                                                                          (excluding debentures
                                                                                                    in treasury)
                                                                       Coupon - %                at December 31
                                                   ------------------------------- -----------------------------
                          Original
 Maturity            term in years       Currency             2003           2002           2003           2002
 ---------------- ----------------- -------------- ---------------- -------------- -------------- --------------
 11/03/2003                      2  R$                               CDI plus 0.6                            75
 11/01/2022                     20  R$                         CDI                           427            164
                                                                                   -------------- --------------
                                                                                             427            239
                                                                                   ============== ==============
CDI - Interbank interest rate
Debentures are issued by Cia Itauleasing de Arrendamento Mercantil S.A. and BFB Leasing S.A., our consolidated subsidiaries, and are fully underwritten at the issuance by Banco Itaú S.A. who subsequently actively enters into purchase and sales transactions for such issued debentures with customers.

(h)	Subordinated debt

                                                                              Carrying amount
                                                                               at December 31
                                                           ----------------------------------
                                          Coupon - %
 Maturity              Currency                 2003                 2003                2002
 --------------   -------------       --------------       --------------      --------------
 Notes
 08/15/2011       US$                          10.00                  503                 543
 08/15/2011       (Y)                           4.25                  822                 905
 12/02/2012       US$                          10.38                   65                 185
 Debentures
 09/01/2008       R$                   CDI plus 0.75                  635                 635
 Certificate of deposit
 02/26/2008       R$                             CDI                  784
 12/23/2009       R$                   CDI plus 0.87                  853                 854
 Redeemable preferred shares
 03/31/2015       US$                           2,43                  732
                                                            -------------      --------------
                                                                    4,394               3,122
                                                            =============      ==============
During the last few years we issued debt which is subordinated in right of payment to all indebtedness of the issuing entity. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capital requirements established by the Central Bank (See Note 30).

Under the terms of the debt, in order to qualify as Tier II regulatory capital, payment of principal and interest will be deferred if we are not in compliance with the operational limits established by the Central Bank or if such payment would determine that we are no longer in compliance with such limits. Payment will be deferred until we are in compliance with such limits.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(i)	Debt under securitization of diversified payments rights

Diversified Payment Rights are payment orders in U.S. dollars received by Banco Itaú from non-Brazilian entitites to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Banco Itaú it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIF, Fedwire of CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On March 20, 2002, July 19, 2002, July 23, 2003 and November 25, 2003 the SPE issued Floating Rate Notes to third-party investors secured by the Diversified Payment Rights that the SPE acquired from Banco Itaú which is classified as long-term debt and presented below. Additionally, on July 23, 2003 the SPE issued Floating Rate Notes with a maturity period of less than 12 months which is presented in Short-term borrowings.

The main characteristics of the Notes are as follows:
                                                                                                   Carrying amount
                                                                                                   at December 31,
               Amount
             issued (in
            millions of                Coupon       Interest only           Scheduled
  Series        US$)       Currency      - %           period             amortization            2003        2002
--------------------------------------------------------------------------------------------------------------------
                                                  March 20, 2002 to     Semi-annual as from
                                       LIBOR      September 19, 2004    September 20, 2004 to
2002-1      US$ 250        US$         + 0.7%                             March 20, 2007            726         889

                                                                        Semi-annual as from
                                       LIBOR      July  19,  2002 to    March 21, 2005 to
2002-2      US$ 150        US$         + 0.65%    March 20, 2005        March 20, 2006              436         534

                                                                        Semi-annual as from
                                       LIBOR      July  23,  2003 to    March  21,   2005  and
2003-1      US$ 150        US$         + 0.63%    March 20, 2005        September 22, 2008          436

                                                                        Semi-annual from
                                                  November  25, 2003    March  20,   2007  and
2003-3      US$ 105        US$         5.01%      to March 20, 2007     September 20, 2010          305
            -------                                                                           ---------    ---------

Total       US$ 655                                                                                1,903      1,423
            =======                                                                            =========   =========
The Notes issued by the SPE are expected to be repaid through the flow of funds provided by the payment orders sold by the Banco Itaú to the SPE. If the issuer of the Floating Rate Notes fails to make a timely payment of accrued interest and of scheduled principal, investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.

Banco Itaú has the right to make an early redemption of the Notes by paying total outstanding principal and accrued interest of the Notes. Banco Itaú will be obligated to redeem the Notes if certain specified events of default or early termination occur. Considering the terms of the agreements entered into in relation to the issuance of the Notes we have consolidated the SPE in our consolidated financial statements.

Cash received by the SPE for the payment orders sold by Banco Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 102 and R$ 25 at December 31, 2003 and 2002.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(j)	Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

                                                                                                  December 31
                                                                              --------------------------------
                                                                                          2003           2002
                                                                              ----------------- --------------
 Due within one year                                                                     2,621          3,272
     From 1 to 2 years                                                                   2,749          2,282
     From 2 to 3 years                                                                   1,299          2,250
     From 3 to 4 years                                                                   1,394          1,309
     From 4 to 5 years                                                                   2,366          1,133
     After 5 years                                                                       4,687          5,019
                                                                              ----------------- --------------
                                                                                        15,116         15,265
                                                                              ================= ==============
18	Other Liabilities

                                                                                       December 31
                                                                   -------------------------------
                                                                              2003           2002
                                                                   ---------------- --------------
 Taxes on income                                                               354            239
 Interest on stockholders’ equity payable                                      696            565
 Payable to merchants for credit card transactions                           1,396          1,142
 Labor related liabilities                                                     538            473
 Deferred revenue on Telefonica transaction                                    275            366
 Taxes other than on income                                                    510            451
 Collection of third-party taxes, social contributions and other               916            938
 Derivative liabilities:
        Swaps                                                                  440          1,381
        Options                                                                 63            511
        Forward                                                                199             18
        Futures                                                                123             85
 Payable for securities purchased (trade date)                                 389            237
 Litigation (Note 29)                                                        3,415          2,723
 Foreign exchange portfolio, net                                               151            486
 Accrued pension plan benefits (Note 25)                                       462            486
 BBA acquisition purchase price                                                             2,675
 AGF Vida e Previdencia acquisition purchase price  (Note 3.2)                 107
 Fair value of guarantees granted (Note 28.(d))                                 35             41
 Others                                                                      1,718          1,862
                                                                   ---------------- --------------
                                                                            11,787         14,679
                                                                   ================ ==============

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

19	Stockholders’ Equity

(a)	Capital and stockholders’ rights

(i) Capital

                                                                                Quantity of shares issued
                                                                  ----------------------------------------
                                                                                              December 31
                                                                  ----------------------------------------
                                                                                2003                 2002
                                                                  -------------------   ------------------
 Common shares                                                        61,351,834,948       61,998,316,748
 Preferred shares                                                     54,897,787,516       51,452,831,516
                                                                  -------------------   ------------------
                                                                     116,249,622,464      113,451,148,264
                                                                  ===================   ==================
Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both classes of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.55 per lot of thousand shares at December 31, 2003, 2002 and 2001). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Holding’s annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves.

(ii) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, and maximum cost (in lots of thousands shares) at December 31, 2003 were R$ 150.30, R$ 196.38 and R$ 226.61, respectively, for common shares held in treasury, and R$ 150.30, R$ 229.37 and R$ 231.23, respectively, for preferred shares held in treasury. At December 31, 2003, the quoted market values of these shares were R$ 252.50 (common shares) and R$ 287.00 (preferred shares) per lot of thousand shares.

(iii) Additional paid-in capital

Additional paid-in capital corresponds to compensation expense to be recognized in future periods under the stock option plan (See Note 26) and to the difference between the fair value of the stock issued in relation to the acquisition of Itaú-BBA and the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes.

(b)	Appropriated retained earnings

Appropriated retained earnings include following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by decision of the stockholders.

(i) Legal reserve

Under Brazilian corporate law, Itaú Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining a payment flow to shareholders. The reserve is constituted with: (a) up to 50% of net income for the fiscal year, (b) up to 100% of revaluation reserves in the statutory books that have been realized, (c) up to 100% of the amount of adjustments to previous years recorded directly in stockholders’ equity in the statutory books, and is reduced by the amounts of anticipated dividends. The reserve is limited to 40% of capital stock in the statutory books.

Reinforcement for Working Capital Reserve - This reserve has the purpose of reserving resources for the operations of Itaú Holding. Is constituted with up to 20% of net income for the fiscal year and is limited to 20% of capital stock in the statutory books.

Reserve for Increase in Participating Companies - The purpose of the reserve is to reserve resources to exercise the right of first refusal in capital increases on companies on which we have an interest. Is constituted with up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

(iii) Capital reserve - Premium on subscription of shares

This reserve was established in the process of corporate reorganization in which Banco Itaú became a wholly-owned subsidiary of Itaú Holding. The reserve was created upon the reorganization for an amount equal to the difference between the increase in capital stock of Itaú Holding resulting from the reorganization and stockholders equity of Banco Itaú(according to the financial statements in accordance with Corporate Law) at the moment of the reorganization.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(iv) Tax incentive reserve

This reserve arises from the option made by Itaú Holding to apply a portion of income tax and social contribution on net income, otherwise payable to the tax authorities, for investing in government approved development funds or equity of companies undertaking specific government approved projects in certain areas of Brazil. The amount so applied is credited at the payment date to income tax and subsequently appropriated from retained earnings to this reserve.

(v) Unrealized income

This reserve represents income recorded for accounting purposes in the stand-alone statutory financial statements of Itaú Holding as equity in the earnings of unconsolidated investments which has not yet been received in cash.

The realization of this reserve will occur when such investments are sold, or through dividends received. When realized, the amounts are transferred to unnapropriated retained earnings and are included in the calculation basis of the minimum compulsory dividend, in accordance with Brazilian corporate law and CVM rules.

(c)	Unappropriated retained earnings (accumulated deficit)

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory records of ItaúHolding is transferred to the reserves described above.

Retained earnings available for distribution in Itaú Holding’s statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 457 and R$ 2,096 at December 31, 2003 and 2002, respectively.

20	Earnings per Share

Basic and diluted earnings per share were computed as follows for the period indicated:

                                                                               Year ended December 31
                                                           ------------------------------------------
                                                                      2003         2002          2001
                                                           ---------------  -----------   -----------
 Earnings per share and earnings per share before change
 in an accounting principle (basic)

 Net income attributable to common and
    preferred stockholders
 Net income                                                          3,281        2,828         1,844
 Minimum non-cumulative dividend on
       preferred shares in accordance with our by-laws                 (29)         (27)          (27)
                                                           ---------------  -----------   -----------
 Sub-total                                                           3,252        2,801         1,817
 Undistributed income to be distributed to common
       stockholders in an amount per share equal to the
       minimum dividend payable to preferred stockholders              (34)         (34)          (35)
                                                           ---------------  -----------   -----------
 Sub-total                                                           3,218        2,767         1,782
 Undistributed income to be distributed to common
       and preferred stockholders on a pro-rata basis:
         To common stockholders                                      1,734        1,542         1,006
         To preferred stockholders                                   1,484        1,225           776

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                               Year ended December 31
                                                           ------------------------------------------
                                                                      2003         2002          2001
                                                           ---------------  -----------   -----------
 Total net income available to common stockholders                   1,768        1,576         1,041
 Total net income available to preferred stockholders                1,513        1,252           803

 Weighted-average outstanding shares (in thousands)

 Common shares                                                  61,307,036   62,093,148    63,754,751
 Preferred shares                                               52,493,007   49,290,289    49,207,310

 Earnings per share (in R$)

 Common shares                                                      0.0288       0.0254        0.0163
 Preferred shares                                                   0.0288       0.0254        0.0163

                                                                                         Year ended December 31
                                                          ------------------------------------------------------
                                                                       2003               2002             2001
                                                          ------------------ ------------------ ----------------
 Earnings per share and earnings per share before change
 in an accounting principle (diluted)

 Net income attributable to common and
    Preferred stockholders

 Net income available to preferred stockholders                       1,513              1,252              803
 Plus:
 Minimum dividend on incremental preferred shares                         6                  7                7
                                                          ------------------ ------------------ ----------------
 Net income available to preferred stockholders
     considering incremental preferred shares                         1,519              1,259              810
                                                          ================== ================== ================

 Net income available to common stockholders                          1,768              1,576            1,041
 Less:
 Minimum dividend on incremental preferred
    shares                                                               (6)                (7)              (7)
                                                          ------------------ ------------------ ----------------
 Net income available to common stockholders
     considering incremental preferred shares                         1,762              1,569            1,034
                                                          ================== ================== ================
 Adjusted weighted-average shares (in thousands)
 Common shares                                                   61,307,036         62,093,148       63,754,751
 Preferred shares                                                52,493,007         49,290,289       49,207,310
 Incremental shares from stock options granted under our
     Stock Option Plan (Note 26)                                    408,057            469,421          707,812
                                                          ------------------ ------------------ ----------------
 Total adjusted preferred weighted-average
    shares                                                       52,901,064         49,759,710       49,915,122
                                                          ================== ================== ================

 Diluted earnings per share (in R$)
 Common shares                                                       0.0287             0.0253           0.0162
 Preferred shares                                                    0.0287             0.0253           0.0162
Potentially anti-dilutive shares at December 31, 2003 and 2002, which have been excluded from the diluted earnings per share calculation totaled 2,075,506 and 1,981,367 preferred shares, respectively.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

21	Taxes on Income

Itaú Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows:
                                                         Years ended December 31
                                                      ---------------------------
                                                     2003       2002        2001
                                                     ----       ----        ----
 Federal income tax                                    25         25          25
 Social contribution on net income                      9          9           9
                                                     ----       ----        ----
 Composite rate                                        34         34          34
                                                     ====       ====        ====
The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:
                                                                     Year ended December 31
                                                                ---------------------------
                                                                   2003      2002      2001
                                                                -------     -----     -----

 Income before taxes                                              4,780     2,776     2,024
 Less: equity in (earnings) losses of
     unconsolidated companies, net                                 (329)     (335)     (251)
                                                                 ------    ------    ------

 Tax basis                                                        4,451     2,441     1,773
                                                                 ======    ======    ======

 Tax expense at statutory rates                                  (1,513)     (830)     (603)

 Non-taxable (deductible) exchange gains (losses)
     on foreign subsidiaries                                       (198)      214       108
 Non-deductible expenses                                            (47)       (5)      (26)
 Amortization of goodwill and other intangible assets
       deductible only for social
     contribution purposes                                           (6)      (11)      (17)
 Non-taxable dividends on companies recorded at cost                  7         3        18
 Tax benefit on realization of tax-deductible
       goodwill in excess of carrying amount of goodwill
       and other intangible assets                                            338
 Net tax benefit on interest on stockholders’ equity paid           384       284       351
 Other permanent differences                                       (107)       68        (4)
                                                                 ------    ------    ------

 Income tax income (expense)                                     (1,480)       61      (173)
                                                                 ======    ======    ======

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

                                                           December 31
                                                        ----------------
                                                         2003      2002
                                                        ------     -----
 Provisions not currently deductible:
     Allowance for loan and lease losses                 1,359     1,109
     Other provisions                                    1,101     1,139
 Tax loss carryforwards                                    806       999
 Other temporary differences                               543       707
                                                        ------    ------

 Deferred tax assets                                     3,809     3,954
                                                        ------    ------

 Temporary differences relative to leasing operations      224       227
 Brazilian income taxes on taxable income of
     foreign subsidiaries                                   (7)
 Other temporary differences                               468       185
                                                        ------    ------

 Deferred tax liabilities                                  685       412
                                                        ------    ------

 Net deferred tax asset, included in other assets        3,124     3,542
                                                        ======    ======
22	Fee and Commission Income

                                                         Year ended December 31
                                                       -------------------------
                                                        2003      2002      2001
                                                       -----     -----     -----
Fees charged on checking accounts services             2,004     1,818     1,543
Asset management fees                                  1,252     1,055       786
Collection fees                                          311       294       247
Credit card fees                                         343       316       279
Other                                                    376       141       335
                                                       -----     -----     -----
                                                       4,286     3,624     3,190
                                                       =====     =====     =====

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

23	Administrative Expenses
                                                        Year ended December 31
                                                      --------------------------
                                                      2003       2002       2001
                                                      ----       ----       ----

 External administrative services                      630        427        433
 Technology expenses                                   368        353        315
 Communication expenses                                332        272        264
 Banking and brokerage fees                            283        259        231
 Credit card outsourced processing fees                281        231        251
 Office and technology supplies                        135        128        125
 Advertising expenses                                  163        174        194
 Other marketing expenses                               56         46         82
 Transportation costs                                  187        182        173
 Utilities                                             104         87         68
 Lease expenses                                        202        174        168
 Maintenance and security expenses                     305        274        292
 Traveling expenses                                     36         41         53
 Other                                                 279        193        236
                                                     -----      -----      -----
                                                     3,361      2,841      2,885
                                                     =====      =====      =====
24	Other non-Interest Income and Expenses
                                                           Year ended December 31
                                                           ----------------------
Other non-interest income                                   2003     2002    2001
-----------------------------------------------------       ----     ----    ----
Exchange gains on  non-interest bearing assets and
     Liabilities                                             114      12      77
Gains on sale of foreclosed assets,  premises and
    and equipment and investments                             14       5      90
Gains on sale of leased assets for which options
    were not exercised by the lessee                         163     160     206
Monetary correction of prepaid taxes                          95     113      88
Monetary correction of other assets                          157     109      82
Monetary correction of restricted escrow deposits            139     176     140
Reversal of provisions no-longer required (Note 29)          209     677     246
Recovery of expenses                                          51      40      54
Gain as result of modified terms under the agreement
with AOLA (Note 2.(y))                                               289
Revenue on our agreement with Telefonica (Note 31)            92      92
Other                                                        162     102     125
                                                           -----   -----   -----

                                                           1,196   1,775   1,108
                                                           =====   =====   =====

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                           Year ended December 31
                                                           -----------------------
Other non-interest income                                  2003      2002     2001
-----------------------------------------------------      ----      ----     ----
 Loss on sale of foreclosed assets,
     premises and equipment and investments                  96       132      155
 Taxes on services, on revenue and other taxes            1,004       768      567
 Litigation (Note 29)                                     1,097     1,534      955
 Losses with frauds                                         116       108       71
 Monetary and exchange (gains) losses of  non-interest
     bearing assets and liabilities                         (28)       31       53
 Contributions to the Credit Guarantee Fund                  88        78       71
 Other than temporary impairment on available for sale
    securities                                               38       605
 Credit card related expenses                                41        58       66
 Other                                                      330       172      205
                                                         ------    ------   ------
                                                          2,782     3,486    2,143
                                                         ======    ======   ======
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

Banco Itaú and certain of its subsidiaries sponsor six defined-benefit plans all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service. Itaú-BBA does not have any post-retirement pension plan or benefit.

The plans cover substantially all the full-time employees hired up to July 31, 2002 of Banco Itaú S.A and of Itauseg in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of the following subsidiaries acquired: Banco Francês e Brasileiro S.A., Bemge (two plans), Banestado and BEG. As regards to new employees hired after August 1, 2002, they have the option to participate in a defined-contribution plan (PGBL), managed by Itaú Previdência e Seguros S.A. During 2003, contributions to this plan were R$ 1.

In accordance with the terms of the auctions of BEG and Banestado, we are required to maintain the benefits granted by the pension plans existing as of the acquisition date, for a period at least of 24 and 18 months, respectively.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to the eligible employees, and held independently of Banco Itaú. Such funds are held by independent legal entities as detailed below:
 Defined benefit plan                                   Independent holder of the plan assets
 ---------------------------------------                ------------------------------------------------------
 PAC                                                    Fundacao Itaubanco
 Franprev                                               Fundacao Itaubanco as from January 1, 1997 (1)
 Fasbemge 002                                           Fundacao Itaubanco as from January 1, 2000 (1)
 Fasbemge ACMV                                          Fundacao Itaubanco as from January 1, 2000 (1)
 Funbep  Plano 1                                        Funbep  Fundo de Pensao Multipatrocinado
 Prebeg                                                 Caixa de Previdencia dos Funcionarios do BEG

(1)  The management of the plans before this date was carried out by other independent legal entities appointed by the related banks prior to our acquisition.
Monetary contributions are made by Banco Itaú and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of the “PAC” plan which is funded exclusively by Banco Itaú and certain of its subsidiaries. At December 31, 2003, contributions by Banco Itaú and its subsidiaries to the different plans range from 0.41% to 15.48% of the payroll related to the participants, and the participant employees contribute amounts of up to 8.23% of their salaries.

Assets are allocated in order to maintain a long-term equilibrium between the return of those assets and the obligations arising from the defined-benefit plans, aiming to exceed the annual actuarial targets established by Brazilian regulation for defined benefit plans.

The defined-benefit plans return rates and the target allocation are defined in a monthly committee, which follows a three-step decision process. First, the macro-economic scenarios are defined, based on Bank’s economic expectations and in inflation-targeting models. Second, based on the defined macro-economic scenarios, the committee projects several risk factors, such as fixed and variable interest rates, exchange rates, BOVESPA index and others. These projections are used to calculate the expected return for the assets, during an investment horizon period of three months. The expected return is constantly monitored and revised when necessary. Finally, in the third step processes the optimization model that controls the uncertainty of the defined expectations and sets the border-line of each plan. Based on these border-lines and in the current portfolio of the plan assets, new target allocations are established.

The pension plan asset allocation at December 31, 2003 and 2002 and target allocation for 2004 by asset category are as follows:
                                                        Percentage of Plan Assets
                                                                   at December 31
                                                      ----------------------------
                                    Target Allocation
 Asset category                         for 2004              2003          2002
 ----------------------              --------------           ----          ----
 Debt securities                     46.0% - 100.0%           87.2%         82.9%
 Equity securities                     0.0% - 30.0%            7.7%         10.6%
 Real estate                           0.0% - 14.0%            4.8%          6.1%
 Other                                 0.0% - 10.0%            0.3%          0.4%
                                                             -----         -----
 At the year end                                             100.0%        100.0%
                                                             =====         =====
No curtailment, settlement or termination of the benefits of the plans has occurred during the years ended December 31, 2003, 2002 and 2001.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information the plan assets, and the amounts recognized in the balance sheet of Itaú Holding, calculated according to SFAS 87, are as follows:
                                                            Year ended December 31
                                                          --------------------------
                                                           2003      2002      2001
                                                          ------    ------    ------
 (I) Projected benefit obligation
     At the beginning of the year                          4,946     4,493     3,619
     Business combinations                                                       427
     Service cost                                            140       142       113
     Benefits paid                                          (245)     (203)     (147)
     Interest cost                                           494       443       355
     Administrative expenses                                  (2)       (2)       (2)
     Actuarial loss (gain)                                   644        73       128
     Plan amendments                                        (238)
     Transferen from multiemployer plan                        2
                                                          ------    ------    ------
     At the end of the year                                5,741     4,946     4,493
                                                          ======    ======    ======

 (II) Plan assets at market value
     At the beginning of the year                          5,317     4,602     3,917
     Business combinations                                                       322
     Contributions received
        Employer                                              30        32        29
        Employees                                              9        10        11
     Administrative expenses                                  (2)       (2)       (2)
     Return on plan assets                                 1,580       878       472
     Benefits paid                                          (245)     (203)     (147)
     Transference from multiemployer plan                      5
                                                          ------    ------    ------
     At the end of the year                                6,694     5,317     4,602
                                                          ======    ======    ======

 (III) Funded status
     Excess of plan assets over projected
        Benefit obligation                                   953       371       109
     Unrecognized net (gain)loss, net                     (1,116)     (587)     (401)
                                                          ------    ------    ------
 (Prepaid pension benefit) Accrued pension benefit, net     (163)     (216)     (292)
                                                          ======    ======    ======

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The effect presented under plan amendments corresponds to: (a) a negative plan amendment in the pension plan administered by PAC resulting in a decrease in projected benefit obligation of R$ 264 which resulted from: (i) changes in the formula used to compute the benefits to the participants which reduces the expected future payments, and (ii) a change by which participants no longer need to be retired under the government retirement plan to receive pension under the pension plan sponsored by Banco Itaú which reduces the expected age of retirement, and (b) a plan amendment in the pension plan administered by Funbep - Fundo de Pensão Multipatrocinado resulting from a change in the formula used to compute the benefits which determined an increase of R$ 26 in the projected benefit obligation.

As of December 31, 2003 and 2002, in three plans the projected benefit obligation exceeded the related plan assets. The aggregate projected benefit obligation and aggregate plan assets of such plans amount to R$ 2,400 (R$ 2,022 at December 31, 2002) and R$ 2,034 (R$ 1,750 at December 31, 2002), respectively.

The net periodic pension cost, as defined under SFAS 87, includes the following elements:
                                                      Year ended December 31
                                                   ----------------------------
                                                   2003        2002        2001
                                                   ----        ----        ----
 Service cost                                       140         142         113
 Interest cost                                      494         443         355
 Expected return on plan assets                    (643)       (587)       (495)
 Amortization of (gain) loss                         (5)         (5)        (16)
 Employee contributions                              (9)        (10)        (11)
                                                   ----        ----        ----
 Net periodic pension benefit                       (23)        (17)        (54)
                                                   ====        ====        ====
The accumulated benefit obligation of the plans under SFAS 87, as of December 31 is presented below:
                                                       Year ended December 31
                                                   -----------------------------
                                                    2003        2002        2001
                                                   -----       -----       -----
 Accumulated benefit obligation                    4,976       4,235       3,755
We expect to contribute R$ 21 to the pension plans sponsored by us in 2004.

The weighted average actuarial assumptions used were as follows and include an expected level of inflation of 5% p.a.

Discount rate for determining projected benefit obligation - 10.2% p.a.

Rate of increase in compensation levels - between 5% and 7.1% p.a., depending on the specific group of employee as of December 31, 2003, between 4% and 7.1% p.a. as of December 31, 2002 between 4% and 8% p.a. as of December 31, 2001

Expected long-term rate of return on plan assets - 12.3%, 12.3% and 12.7% p.a. as of December 31, 2003, 2002 and 2001, respectively

Securities of Itaú Holding and its subsidiaries included in plan assets amounted to R$ 225 and R$ 146 as of December 31, 2003 and 2002.

The unfunded accumulated projected benefit obligation related to the health-care post-retirement benefits

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information amounts to R$ 50 and R$ 53 as of December 31, 2003 and 2002, respectively.

26	Stock-based Compensation

The Extraordinary General Meeting of stockholders held on April 24, 1995, approved the Plan for Granting Stock Options (“Stock Option Plan”). Under the terms of the Stock Option Plan grantees have the right to acquire one share of Itaú Holding per option granted at a price established at the date of grant of the option which is subsequently adjusted in accordance with a pre-defined formula based on the change in an inflation index. Options granted may be exercised after a vesting period of between three and five years and may be exercised up to ten years after granted with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2003, all options issued were granted to members of management of Itaú Holding and its subsidiaries.

Changes in options are summarized in the following table:
                                   Quantity of options (in thousands)           Weighted average exercise price
                        ------------------------------------------------    -------------------------------------
                                     Year ended December 31                        Year ended December 31
                        ------------------------------------------------    -------------------------------------
                               2003          2002             2001            2003          2002          2001
 ------------------------  -----------    ----------       ----------       --------      --------      ---------
 Options outstanding
   at the beginning of
     the year               2,625,590      2,572,500       2,133,848         152.20        106.91         80.53
 Options granted              553,400        561,150         599,500         140.94        163.45        149.73
 Options exercised           (679,540)      (483,360)       (153,348)        110.62         69.17         79.75
 Options cancelled             (6,300)       (24,700)         (7,500)        155.92        146.84        132.35
 Options outstanding
   at the end of the year   2,493,150      2,625,590       2,572,500         182.30        152.20        106.91
 Options exercisable
 as of year-end                60,000        588,500         512,000          94.64         87.56         65.18
During the year ended December 31, 2003 options were granted at an exercise price below the market price of the shares of Itaú Holding on the date of grant. The following table presents the weighted-average exercise price and weighted-average fair value for options granted during the period broken in two categories:

                                              Quantity of       Weighted-average      Weighted-average
                                              options (in        exercise price         fair value
                                              thousands)            (in R$)              (in R$)
                                             --------------    -------------------    ---------------
Options with exercise price below
    market price of the shares of Itaú
    Holding on the date of grant                   547,400               140.00              70.40
                                             ==============    ===================    ===============
Options with exercise price above to
    the market price of the shares of
   Itau Holding on the date of grant                 6,000               226.91              41.72
                                             ==============    ===================    ===============

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The main conditions of the options outstanding as of December 31, 2003 are as follows:

                                                              December 31
                                        ----------------------------------
                                             Quantity           Remaining
 Exercise price -                          of options         term period
 in R$                                  (in thousands)         (in years)
 ---------------------                  --------------  ------------------
                86.55                          25,000              1 year
               100.42                          35,000             2 years
               118.39                         385,500             3 years
               118.19                          26,500             3 years
               180.71                         463,200             4 years
               234.21                         513,400             5 years
               233.08                          11,000             5 years
               223.36                         507,450             6 years
               222.00                           9,000             6 years
               151.25                         503,600             7 years
               151.35                          13,500             7 years
                                            ---------
                                            2,493,150
                                            =========
Compensation expense related to the Stock Option Plan amounted to R$ 153 and R$ 24 for the years ended December 31, 2003 and 2001, respectively.

During 2002 as a result of the decrease in the quoted market price of our preferred shares, we recognized in the consolidated statement of income a reversal of compensation of R$ 4.

Itaú Holding has calculated the pro forma effects of accounting for the Stock Option Plan in accordance with SFAS 123 on the basis of the fair value based accounting method as presented in Note 2.(s).(ii).The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2003 and 2002 at R$ 70.09 and R$ 83.71 per share using the binomial option-pricing model, respectively, based on the weighted average assumptions for December 31, 2003 and 2002, which are presented below:

•	weighted historic volatility of 30.2% and 37.14%;
•	expected dividend yield of 3.5% and 3.5%;
•	annual risk-free interest rate of 10% and 10%;
•	expected average total lives of seven and six years

27	Fair Value of Financial Instruments

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

In cases where quoted market prices are not available, fair values are based on estimates using discounted cash

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

The following table summarizes the carrying and estimated fair values for financial instruments:

                                                                                                  December 31
                                     -------------------------------------------------------------------------
                                                          Carrying value                  Estimated fair value
                                     -----------------------------------   -----------------------------------
                                                2003               2002               2003                2002
                                     ----------------   ----------------   ----------------   ----------------
 Financial assets
 Assets for which fair value
     approximates carrying value              29,387             22,697             29,387             22,697
 Interest-bearing deposits in banks           13,779             14,811             13,789             14,814
 Securities available for sale,
   except restricted stock                     9,445             11,226              9,445             11,226
 Securities held-to-maturity                   3,532                889              3,674                849
 Loans and leases, net of provision
   for loan and lease losses                  32,168             31,461             32,487             31,378

 Financial liabilities
 Liabilities for which fair value
    approximates carrying value               31,235             27,402             31,235             27,402
 Interest-bearing  deposits                   23,918             24,898             23,963             24,883
 Long-term debt                               15,116             15,265             14,981             14,982

 Off-balance sheet financial
 instruments
 Commitments to extend credit                                                           71                 68
 Standby letters of credit and
 guarantees                                                                             35                 41
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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 537 and R$ 224 at December 31, 2003 and 2002, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 63 and R$ 331 at December 31, 2003 and 2002. The recognition in earnings of unrealized gains on these transactions is dependent on management’s assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

                                                                                                  December 31
                                          --------------------------------------------------------------------
                                                                                               Carrying value
                                                           Notional amounts                Asset  (Liability)
                                          ----------------------------------  --------------------------------
                                                      2003             2002             2003             2002
                                          -----------------  ---------------  ---------------  ---------------

 Interest rate products
      Future contracts
        Purchase commitments                        16,572            8,292               31               45
        Sale commitments                            13,223            9,511             (103)             (47)
     Swap agreements                                17,005           14,479              285           (1,199)
     Options
        Purchased                                    3,797              619                4               12
        Written                                      2,612              981              (5)              (92)
     Forward contracts
        Purchase commitments                         1,102               40
        Sale commitments                                38              651                                (1)

 Foreign exchange products
     Future contracts
        Purchase commitments                         2,273            3,121                9                9
        Sale commitments                             3,447            1,869               (9)             (28)
     Swap agreements                                 7,139           11,516              238            1,566
     Options
        Purchased                                    3,624            2,365               35              289
        Written                                      4,657            2,208              (38)            (412)
     Forward contracts
        Purchase commitments                         1,902            3,121              206                8
        Sale commitments                               846            1,869             (173)             (17)

 Commodities
     Future contracts
        Purchase commitments                            18                1
        Sale commitments                                10                6
     Options
        Purchased                                       43                                 1
        Written                                         44                                (1)

 Equity products
     Future contracts
        Sale commitments                                                 32
     Swap agreements                                                      5
     Options
        Purchased                                      141              161               20               29
        Written                                         74              144              (17)              (7)

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                                                  December 31
                                          --------------------------------------------------------------------
                                                                                               Carrying value
                                                           Notional amounts                Asset  (Liability)
                                          ----------------------------------  --------------------------------
                                                      2003             2002             2003             2002
                                          -----------------  ---------------  ---------------  ---------------
     Forward contracts
        Purchase commitments                                                             132              129

 Other
     Future contracts
        Purchase commitments                           191
        Sale commitments                               545                                (3)
     Swap agreements                                 3,665              457              (52)              31
     Options
        Purchased                                      622               73                3                1
        Written                                        357              421               (2)
     Forward contracts
        Purchase commitments                                                               1
        Sale commitments                                                                  (5)
The resulting receivables/payables are included in “Trading assets” and “Other liabilities”, respectively.

(b) Credit-related financial instruments

Itaú Holding utilizes credit-related financial instruments in order to meet the financing needs of its customers. Itaú Holding issues commitments to extend credit, standby and other letters for credit and guarantees.

For credit-related financial instruments, the contractual amount of the financial instruments represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contract. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of our actual future credit exposure or liquidity requirements for these commitments.

The following table summarizes the contract amounts relating to credit-related financial instruments at December 31, 2003 and 2002

(c)           Off-balance sheet credit-related financial instruments
                                                              December 31
                                         ---------------------------------
                                                    2003             2002
                                         ----------------  ---------------
 Commitments to extend credit                     14,443           11,475
 Standby letters of credit                           254              531
 Guarantees                                        5,802            6,660
Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Standby letters of credit and guarantees are conditional commitments issued by Itaú Holding generally to guarantee the performance of a customer to a third party in borrowing arrangements.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(d) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

                                                                                               December 31
                                                  ---------------------------------------------------------
                                                                        2003                          2002
                                                  ---------------------------   ---------------------------
                                                    Contract     Carrying         Contract      Carrying
                                                     amount        value           amount        value
                                                  ---------------------------   ---------------------------

Standby letters of credit (a)                              254             1              531            3
Guarantees (a)                                           5,802            34            6,660           38
Written put options (b)                                  1,888            17              751            3
Minimum performance guarantee on investment
funds managed by Itau Holding (c)                           49                             32

(a)  Standby letters of credit and guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itau Holding typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Itau
     Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies”.

(b)  Written put options to which Itau Holding is a counterparty meet the characteristics of a guarantee under FIN 45 and are recorded on the consolidated balance sheet at fair value. Written put options require
     Itau Holding to purchase assets from the option holder at a specified price by a specified date in the future.

(c)  Itau Holding manages investment funds and in certain investment funds guarantees either the return to the investor or guarantees that no loss in a capital will occur to the investor. The total net asset value of funds which such guarantees is R$ 49and R$ 32 at December 31, 2003 and 2002.
     During the years ended December 31, 2003, 2002 and 2001 no payment was made by Itau Holding to investors under such guarantees.
In connection with issuing securities to investors, Itaú Holding may enter into contractual arrangements with third parties that may require it to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. Itaú Holding may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by ItaúHolding prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against Itaú Holding that have not yet occurred.

In the ordinary course of its business, Itaú Holding enters into contracts that contain indemnification provisions. These provisions require ItaúHolding to make payments to another party in the event that certain events occur. Many of these provisions call for Itaú Holding to indemnify the other party against loss in the event that Itaú Holding fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

29	Commitments and Contingent Liabilities

(a)	Assets under management

Itaú Holding offers, manages and administers a broad range of investment funds and provides portfolio management service for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to the CVM for approval and each fund is regulated as to the type of investments which may be made. Total net assets under management amounted to R$ 80,097 and R$ 59,167 at December 31, 2003 and 2002, respectively.

Portfolio management carried out by Itaú Holding on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters. Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by Itaú Holding as manager of the relevant investment fund or portfolio, our subsidiary Itaucor earns brokerage fees for transactions carried out in respect of the fund and portfolio assets.

(b)	Litigation

Itaú Holding and its subsidiaries are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, like many other banks in Brazil, Itaú Holding and its subsidiaries and affiliates are defendants in various lawsuits by accountholders disputing adjustments to deposits required by the Government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them imposed by such plans as well as by dismissed employees disputing several matters. Based upon the advice of legal counsel, management believes that an unfavorable outcome in any or all of these actions will not have a material effect on our consolidated financial condition or results of operations. We have also provided for taxes on which we are contesting in court the position of the federal, state or municipal government based on grounds of illegality or unconstitutionality.

Total provisions recorded for probable losses and for taxes on which we are contesting the government position were R$ 3,415, R$ 2,723 and R$ 2,988 as of December 31, 2003, 2002 and 2001 and the movements in such provisions for the years ended on such dates is shown below:

                                                                                      Year ended December 31
                                                               ----------------------------------------------
                                                                         2003            2002           2001
                                                               --------------- --------------- --------------
 At the beginning of the year                                           2,723           2,988          2,434
 Business combinations                                                    113             339             85
 Provisions for labor suits related to former employees of
    Banestado                                                                                             83
 Provisions                                                             1,097           1,534            955
 Provisions no-longer required                                           (209)           (677)          (246)
 Payments                                                                (309)         (1,461)          (323)
                                                               --------------- --------------- --------------
 At the end of the year                                                 3,415           2,723          2,988
                                                               =============== =============== ==============

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

During the year ended December 31, 2003 we charged to expense an amount of R$ 1,097 for such provisions which includes the legally required interest of the amounts provided for, which amounted to about R$ 233.

(c)	Other Commitments

Itaú Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Future minimum payments required under operating and capital leases and under our agreement with Telefónica, with initial and remaining non-cancelable lease terms in excess of one year as of December 31, 2003, were as follows:

                                               Year ended December 31
                                               ----------------------
 2004                                                             338
 2005                                                             295
 2006                                                             183
 2007                                                             111
 2008                                                              88
 Thereafter                                                       489
                                                           ----------
 Total minimum payments required                                1,504
                                                           ==========
Payments under our agreement with Telefonica are based on our current estimate of services to be acquired and do not include the penalty we might be required to pay if we cancel the agreement.

Total rental expense was R$ 202, R$ 174, and R$ 168 for the years ended December 31, 2003, 2002, and 2001.

30	Regulatory Matters

Itaú Holding is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basle Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, pension plan and capitalization operations.

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations: (a) require a minimum capital ratio of 11%, (b) do not permit general loans loss reserves to be considered as Capital, (c) specify different risk-weighted categories, (d) impose a deduction from Capital corresponding to possible excess in fixed assets over the limits imposed by the Central Bank, and (e) also impose deduction from Capital corresponding to tax credits with expected realization is over five years from the date of measurement. The related exclusion will be gradual, that is, 20% as from January 2004 to 100% in January 2008. As from January 2008, the other tax credits can not represent more than 40% of the Tier I of the Referential Equity, after the exclusion previously described.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

In accordance with Central Bank rules, banks could calculate compliance with the minimum requirement on financial institutions consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Holding regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

The following table presents as of December 31, 2003 and 2002 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

                                                                                                      December 31
                                                         --------------------------------------------------------
                                                               Financial institutions                        Full
                                                               consolidation (partial)              Consolidation
                                                         ----------------------------- --------------------------
                                                                 2003            2002          2003          2002
                                                         ------------  --------------  ------------  ------------
 Regulatory capital
   Tier I                                                      12,791          11,266        12,657       11,408
   Tier II                                                      4,526           5,164         4,528        5,165
   Other deductions required by Brazilian
     Central Bank                                              (1,782)         (2,630)       (1,782)      (2,629)
                                                         ------------   -------------   -----------   ----------
   Total                                                       15,535          13,800        15,403       13,944
 Minimum regulatory capital required                            7,913           7,931         8,575        8,345
 Capital to risk-weighted assets ratio - %                       21.6            19.1          19.8         18.4
 Excess of regulatory capital over minimum
    regulatory capital required                                 7,622           5,869         6,828        5,599
The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by ItaúHolding to 50% of the stockholders’ equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2003 and 2002 our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

                                                                                            December 31
                                        ---------------------------------------------------------------
                                              Financial institutions                               Full
                                              consolidation (partial)                     Consolidation
                                        ---------------------------------------------------------------
                                              2003              2002             2003              2002
                                        ----------    --------------   --------------    --------------
 Our fixed assets ratio - %                   46.7              42.9             25.0              33.1
 Capital excess in relation to
     fixed assets ratio                        571             1,159            4,279             2,797

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

31	Agreement with Telefonica S.A.

In June 2001, we entered into a telecommunications joint venture agreement with Telefonica Data Corp S.A. (Spain) and Telefonica Data Brazil Holding S.A. (Brazil), wholly-owned subsidiaries of Telefonica S.A. (Spain) (“Telefonica”). Under the terms of the agreement a subsidiary of Telefonica irrevocably contributed R$ 495 in cash to Figueira S.A. (“Figueira”), previously one of our wholly owned subsidiaries, which holds the assets comprising our telecommunications network with a carrying value of R$ 37. Figueira also owns 19.9% of voting shares and 73.3% of total shares of Galaxia S.A. (“Galaxia”), a company with which we contemporaneously entered into a telecommunications service agreement. Subsequently also during 2001 all assets comprising our telecommunications network and the 19.9% voting and 73.3% total shares of Galaxia were transferred to a wholly owned subsidiary of Telefónica.

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

32	Business Segment Information

Up to December 31, 2002 we operated our business in four business segments: banking ; insurance, private retirement plans and capitalization plans; credit cards, and asset management and investor services. As the result of the acquisition of Itaú-BBA we have redefined our segments and we operate in five business segments. Itaú-BBA constitutes a separate segment and Banco Itaú continues to have the four segments previously used.

Itaú - Banking

Our Itaú- Banking segment provides services to individuals and micro, small and medium companies. Under the segment we provide a wide range of products and services through multiple delivery channels, including specialized operational structures that operate across legal entities. The operations of this segment are mostly performed in Brazil and correspond to the most significant source of income for Itaú Holding.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements At December 31, 2003, 2002 and 2001 In millions of reais, except quantity of shares and per thousand shares information

Itaú - BBA

Our Itaú-BBA segment is responsible for serving corporate customers and manages most of the loan portfolio of Itaú Holding. Itaú-BBA has a highly specialized structure which has focused on serving complex needs of big corporations. This segment provides services also outside Brazil mostly limited to serve needs of our Brazilian clients with operations abroad.

Itaú - Insurance, private retirement plans and capitalization plans

We provide products and services in this segment through specialized companies that include Itauseg and other of our consolidated subsidiaries which are managed on a integrated basis by Itauseg. Our products and services are focused on automobile, life and property and casualty insurance.

Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity . We provide such services mainly through Itauprev and Itaucap, respectively.

Itaú - Credit cards

Considering the specific characteristics of credit cards, we manage this business as a specific segment. We provide traditional credit card services using different nameplates to our customers through our consolidated subsidiary, Itaucard Financeira S.A., Crédito, Financiamento e Investimento, and through our associated company Credicard S.A. Administradora de Cartões de Crédito.

Itaú - Asset management and investor services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services. Services are provided by the banks operating in the banking segment and certain specialized companies, mainly Itaucor (brokerage).

The following segment information was compiled based on reports used by top management to evaluate the segment performance and to make decisions as to the allocation of resources for investment and other purposes.

For purposes of comparability, the segment information for the year ended December 31, 2002 has been restated to present under the Itaú-BBA segment the corporate banking operations carried out during that year through Banco Itaú. Information to restate information for the year ended December 31, 2001 is not available and, as such, the information for the year ended December 31, 2001 is presented following the definition of segments previously used. Therefore; information corresponding to corporate banking activities for the year ended December 31, 2001 is presented as part of Itáu - Banking. Additionally, we modified during 2003 certain criteria for grouping line items in our segment information. We have restated the information for the year ended December 31, 2002 to present it using the new grouping criteria established in 2003.

Our top management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following the Corporate Law.

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                                                        Year Ended December 31,
                                                                                                                           2003
 ------------------------------------------------------------------------------------------------------------------------------
                                                Banco Itau
                                                -------------------------------------------------------------------------------
                                                                                    Insurance
                                                                                      private
                                                                                   retirement             Asset
                                                                                          and        management
                                                                               capitalization      and investor
                                                 Banking      Credit cards              plans          services    Corporation
                                                 -------      ------------     --------------      ------------    -----------
  Net interest income                              6,998            1,331                 692
  Provision for loan and lease losses               (919)            (196)
  Income from insurance premiums, income on
  private retirement
      plans and on capitalization plans              101                                  646
  Fee and commission income                        2,649              976                  55             1,352           (137)
  Transfer to banking - revenues for branches
  selling mutual funds                               676                                                   (676)
  Salaries and employee benefits,
  administrative expenses, depreciation and
  amortization and amortization and impairment
  of
  Intangible assets                               (5,613)          (1,018)               (534)             (303)            30
  Equity in earnings (losses) of
  unconsolidated companies, net and
  net gain on translation of foreign
  subsidiaries                                        25
  Trading income (losses)
  Net gain (loss) on sale of
  available-for-sale securities
  Net gain on foreign currency transactions
  Tax expenses and other income and expenses,
  net                                             (1,255)            (196)               (150)              (57)           (47)
                                                  ------            -----              ------            ------        -------
  Income before taxes and minority interest        2,662              897                 709               316           (154)
  Taxes on income                                 (1,195)            (305)               (241)             (107)           615
  Extraordinary income (*)                                                                                                (540)
  Profit sharing                                    (178)             (10)                (10)              (30)
  Minority interest                                   (9)
                                                  ------            -----              ------            ------        -------
  Net income                                       1,280              582                 458               179            (79)
                                                  ======            =====              ======            ======        =======

  Identifiable assets                             86,005            4,433              10,078                          (11,471)

                                                                                   Year Ended December 31,
                                                                                                      2003
 ---------------------------------------------------------------------------------------------------------
                                              Itau- BBA
                                              ----------
                                                           Consolidated
                                                            segments on
                                                           a management         Adjustments
                                                    Itau      reporting                 and  Consolidated
                                                     BBA          basis   reclassifications       US GAAP
                                              ----------   ------------   -----------------  ------------
 Net interest income                               1,977         10,998              (1,104)        9,894
 Provision for loan and lease losses                (523)        (1,638)                (57)       (1,695)
 Income from insurance premiums, income on
 private retirement
     plans and on capitalization plans                              747                (721)           26
 Fee and commission income                           226          5,121                (835)        4,286
 Transfer to banking - revenues for branches
     selling mutual funds
 Salaries and employee benefits,
 administrative expenses, depreciation and
 amortization and amortization and impairment
 of
 Intangible assets                                  (362)        (7,800)                301        (7,499)
 Equity in earnings (losses) of
 unconsolidated companies, net and
 net gain on translation of foreign
 subsidiaries                                                        25                (277)         (252)
 Trading income (losses)                                                              1,020         1,020
 Net gain (loss) on sale of
 available-for-sale securities                                                          479           479
 Net gain on foreign currency transactions                                              107           107
 Tax expenses and other income and expenses,
 net                                                (140)        (1,845)                259        (1,586)
                                                  ------        -------             -------       -------
 Income before taxes and minority interest         1,178          5,608                (828)        4,780
 Taxes on income                                    (354)        (1,587)                107        (1,480)
 Extraordinary income (*)                            (25)          (565)                565
 Profit sharing                                      (67)          (295)                295
 Minority interest                                                   (9)                (10)          (19)
                                                  ------        -------             -------       -------
 Net income                                          732          3,152                 129         3,281
                                                  ======        =======             =======       =======

 Identifiable assets                              29,693        118,738             (14,541)      104,197

(*) Corresponds to: (a) full amortization of goodwill on the acquisition of the
Banco Fiat, AGF Vida e Previdencia S.A. and minority interests in banks acquired in prior years amounting to (R$ 571) which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited, (b) tax benefit amounting to R$ 535 on the deductibility, for tax purposes, of the realization of goodwill on several entities acquired in previous years and in 2003; in the US GAAP financial information the tax benefit is applied fist to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the remainder, if any, is recognized as benefit under
“Taxes on Income”, (c) a impairment charge on our investment in AOLA amounting to (R$ 213) which in the US GAAP financial information was recorded in 2002 and for a different amount as result of the different criteria followed to account for such investment, (d) depreciation expense of (R$ 138) corresponding to the write-off of existing equipment with small residual value; in the US GAAP financial information we have not written them off and continue to be amortized over its remaining useful life, (e) provision for loan losses amounting to (R$
66) resulting from standardizing rating of customers for loans granted by
Itau-BBA and Banco Fiat; in the US GAAP financial information impact from standardizing rating, if any, is presented as part of the provision for loan losses, (f) other provisions amounting to (R$ 112) which in the US GAAP financial information have been reclassified to the appropriate lines of the consolidated statement of income.
F-72

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                                                   Year Ended December 31, 2002
 ------------------------------------------------------------------------------------------------------------------------------
                                                Banco Itau
                                                -------------------------------------------------------------------------------
                                                                                    Insurance
                                                                                      private
                                                                                   retirement             Asset
                                                                                          and        management
                                                                               capitalization      and investor
                                                 Banking      Credit cards              plans          services    Corporation
                                                 -------      ------------     --------------      ------------    -----------
  Net interest income                              7,737           1,071                387
  Provision for loan and lease losses             (1,764)           (327)
  Income from insurance premiums, income on
  private retirement
  plans and on capitalization plans                   73                                577
  Fee and commission income                        2,366             921                  7             1,031
  Transfer to banking - revenues for branches
  selling mutual funds                               474                                                 (474)
  Salaries and employee benefits,
  administrative expenses, depreciation and
  amortization and amortization and impairment
  of
  Intangible assets                               (5,421)           (989)              (456)             (242)
  Equity in earnings (losses) of
  unconsolidated companies, net and
  net gain on translation of foreign
  subsidiaries                                       477
  Trading income (losses)
  Net gain (loss) on sale of
  available-for-sale securities
  Net gain on foreign currency transactions
  Tax expenses and other income and expenses,
  net                                             (1,057)           (243)              (116)              (31)           (1)
                                                 -------         -------            -------           -------       -------
  Income before taxes and minority interest        2,885             433                399               284            (1)
  Taxes on income                                   (448)           (148)              (135)              (95)          351
  Extraordinary income (*)                                                                                             (703)
  Profit sharing                                    (161)             (7)                (7)              (28)
  Minority interest                                 (404)
                                                 -------         -------            -------           -------       -------
  Income before cumulative effect of a change
  in an accounting principle                       1,872             278                257               161          (353)
  Cumulative effect of a change in an
  accounting principle
  Net income                                       1,872             278                257               161          (353)
                                                 =======         =======            =======           =======       =======

Identifiable assets                               78,991           3,949              5,959                         (10,871)

                                                                              Year Ended December 31, 2002
 ---------------------------------------------------------------------------------------------------------
                                              Itau- BBA
                                              ----------
                                                           Consolidated
                                                            segments on
                                                           a management         Adjustments
                                                    Itau      reporting                 and  Consolidated
                                                     BBA          basis   reclassifications       US GAAP
                                              ----------   ------------   -----------------  ------------
 Net interest income                              1,353        10,548           (2,907)           7,641
 Provision for loan and lease losses               (401)       (2,492)             368           (2,124)
 Income from insurance premiums, income on
 private retirement
 plans and on capitalization plans                                650             (370)             280
 Fee and commission income                          247         4,572             (948)           3,624
 Transfer to banking - revenues for branches
 selling mutual funds
 Salaries and employee benefits,
 administrative expenses, depreciation and
 amortization and amortization and impairment
 of
 Intangible assets                                 (400)       (7,508)           1,417           (6,091)
 Equity in earnings (losses) of
 unconsolidated companies, net and
 net gain on translation of foreign
 subsidiaries                                                     477              487              964
 Trading income (losses)                                                          (122)            (122)
 Net gain (loss) on sale of
 available-for-sale securities                                                    (610)            (610)
 Net gain on foreign currency transactions                                         925              925
 Tax expenses and other income and expenses,
 net                                                (41)       (1,489)            (222)          (1,711)
                                                -------       -------          -------          -------
 Income before taxes and minority interest          758         4,758           (1,982)           2,776
 Taxes on income                                    (96)         (572)             633               61
 Extraordinary income (*)                                        (703)             703
 Profit sharing                                     (71)         (274)             274
 Minority interest                                               (404)             386              (18)
                                                -------       -------          -------          -------
 Income before cumulative effect of a change
 in an accounting
 principle                                          591         2,805               14            2,819
 Cumulative effect of a change in an
 accounting principle
                                                                                     9                9
 Net income                                         591         2,805               23            2,828
                                                =======       =======          =======          =======

 Identifiable assets                             33,114       111,142          (12,937)          98,205

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

F-73

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

                                                                                                  Year Ended December 31, 2001
                                               -------------------------------------------------------------------------------
                                                                                  Insurance
                                                                                    private
                                                                                 retirement              Asset
                                                                                        and         management
                                                                  Credit      capitalization      and investor
                                                   Banking         cards               plans          services    Corporation
                                                   -------         -----      --------------          --------    -----------

 Net interest income                                 5,888           469                 350
 Provision for loan and lease losses                (1,023)         (422)
 Insurance premiums, income on private
 retirement plans and
 on capitalization plans                                63                               409
 Fee and commission income                           2,344         1,101                   4               847           (106)
  Transfer to banking - Revenues for branches
 selling mutual funds                                  346                                                (346)
                Salaries and employee benefits,
 administrative expenses, depreciation and
 amortization                                       (5,130)         (486)               (403)             (211)            50
 Equity in earnings (losses) of unconsolidated
 companies, net and
 net gain on translation of foreign
 subsidiaries                                           12
 Trading income (losses)
 Net gain (loss) on sale of available-for-sale
 securities
 Net gain on foreign currency transactions
 Tax expenses and other income and expenses,
 net                                                  (291)         (341)                (15)              (28)             6
                                                   -------       -------             -------           -------        -------
 Income before taxes and minority interest           2,209           321                 345               262            (50)
 Taxes on income                                     (518)          (109)               (117)              (89)           399
 Extraordinary income (*)                                                                                                  36
 Profit sharing                                       (178)          (10)                 (7)              (18)
 Minority interest                                                                                                        (87)
                                                   -------       -------             -------           -------        -------
 Net income                                          1,513           202                 221               155            298
                                                   =======       =======             =======           =======        =======
 Identifiable assets                                74,789         3,412               4,505                             (900)

                                                                      Year Ended December 31, 2001
                                               ---------------------------------------------------
                                                  Consolidated
                                                   segments on
                                                  a management          Adjustments
                                                     reporting                  and   Consolidated
                                                         basis    reclassifications        US GAAP
                                                         -----    -----------------        -------

 Net interest income                                     6,707                (427)          6,280
 Provision for loan and lease losses                    (1,445)                368          (1,077)
 Insurance premiums, income on private
 retirement plans and
 on capitalization plans                                   472                (125)            347
 Fee and commission income                               4,190              (1,000)          3,190
 Transfer to banking - Revenues for branches
 selling mutual funds
 Salaries and employee benefits,
 administrative expenses, depreciation and
 amortization                                           (6,180)                255          (5,925)
 Equity in earnings (losses) of unconsolidated
 companies, net and
 net gain on translation of foreign
 subsidiaries                                               12                 556             568
 Trading income (losses)                                                      (367)           (367)
 Net gain (loss) on sale of available-for-sale
 securities                                                                     (4)             (4)
 Net gain on foreign currency transactions                                      47              47
 Tax expenses and other income and expenses,
 net                                                      (669)               (366)         (1,035)
                                                       -------             -------         -------
 Income before taxes and minority interest               3,087              (1,063)          2,024
 Taxes on income                                          (434)                261            (173)
 Extraordinary income (*)                                   36                 (36)
 Profit sharing                                           (213)                213
 Minority interest                                         (87)                 80              (7)
                                                       -------             -------         -------
 Net income                                              2,389                (545)          1,844
                                                       =======             =======         =======
 Identifiable assets                                    81,806              (9,569)         72,237

(*) Corresponds to: (a) Provisions related to the future transfer of the Data
Processing Center of Itauseguros to the Technical Operational Center location and amount related to the move of the operating areas from our Boa Vista site to
Itaú Business Center site for R$ (23),which are expected to be recognized for USGAAP purposes when incurred, (b) full amortization of goodwill on the acquisition of BEG and LAM made during the year for R$ (566), which in the
USGAAP financial information is capitalized and, to the extent of intangible assets. amortized over the expected period to be benefited, (c) revenue and expenses related to BEG acquisition for R$ 39,which in the USGAAP financial information has been considered as part of purchase price allocation, (d) gains related to Telefonica Transaction for R$ 458, which in the USGAAP financial information is recognized as revenue over the period of our agreement with
Telefonica since the date on which Galaxia begins to provide services to us, (e) reversal of a provision for actuarial liabilities of the pension plan sponsored by FUNBEP for R$ 81 which under US GAAP has not been reverted and continues to be recorded following SFAS 87, (f) and other non-recurring income/
expenses net for R$ 47 which in the US GAAP financial information have been reclassified to the appropriate line of the statement of income.
F-74

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
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

In the Adjustments and reclassifications column, we present the effect of not consolidating Credicard Administradora de Cartões de Crédito S.A., Redecard S.A. and Orbitall Serviços e Proces. De Informações Com. Ltda., three credit card investee companies, Itausa Export S.A. the holding company for Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg), the effects of differences between accounting policies followed for the presentation of segment information, which are substantially in line with accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements.

As described above, our operations are primarily carried out in Brazil. Additionally, we have some entities outside Brazil. Revenue from operations outside Brazil are presented below (after eliminations on consolidation):

                                                                              Year ended December 31
                                              -------------------------------------------------------
                                                          2003               2002               2001
                                              -----------------  -----------------  -----------------
 Interest income                                         1,150              1,036                546
 Service fees and commission income                         75                 49                100
                                              -----------------  -----------------  -----------------
 Total revenue from external customers                   1,225              1,085                646
                                              =================  =================  =================
 Investments in unconsolidated companies
     and Premises and equipment, net                       465                755                359
                                              =================  =================  =================
33	Related Parties

Our transactions with companies within the consolidation group are mainly carried out on market terms and completely eliminated on consolidation.

(a)	Transactions with unconsolidated entities

We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

F-75

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

----------------------------------------------------------------------------------------------------------
                                                                         2003          2002          2001
----------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------
Deposits in other banks
    Banco Itau Europa S.A.                                                790            70            70
Annual interests (%)                                             1.00 to 1.35   1.92 to 3.5          5.27
    Banco Itau Europa Luxembourg S.A.                                      43             -            12
Annual interests (%)                                                     1.15             -          1.92
Non-interest bearing deposits
    Banco Itau Europa S.A.                                                  1             1             2
    Banco Itau Europa Luxembourg S.A.                                       5             -             -
Securities repurchase and resale agreements (1)
    Banco Itau Europa S.A.                                                 87           106            70
Annual interests (%)                                                     1.61          1.81          1.92
Derivative financial instruments - Swap (2)
    Redecard S.A.                                                           2             -             -
Loans and leases
    Banco Itau Europa                                                       -             6             -
Annual interests (%)                                                        -          3.37             -
    Credicard S.A. Administradora de Cartoes de Credito                    95           328             -
                                                                     18.41 to      23.72 to
Annual interests (%)                                                    18.45         23.76             -
Dividends to receive
    Serasa S.A.                                                             4             3             -
        Itausa Export S.A.                                                  -             8             -
----------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------
Interest-bearing deposits
    Banco Itau Europa Luxembourg S.A.                                       -             -           108
Annual interests (%)                                                        -             -  1.75 to 4.25
Subordinated Debts
    Banco Itau Europa S.A.                                                  -             -             8
Annual interests (%)                                                        -             -            10
Borrowings
    Banco Itau; Europa S.A.                                                 -            42             -
Annual interests (%)                                                        -          3.55             -
Other Liabilities
        BIE - Bank & Trust S.A.                                             -             4             -
    Banco Itau Europa Luxembourg S.A.                                       1             3             -
----------------------------------------------------------------------------------------------------------
TRANSACTIONS
----------------------------------------------------------------------------------------------------------
Services expenses
    Credicard S.A. Administradora de Cartoes de Credito (3)               108           157           250
    Orbitall Serviços e Processamento Informacoes de
       Comerciais Ltda (3)                                                100             -             -
==========================================================================================================
(1)   Subordinated floating rate note acquired on November 2000, maturing on
      November 28, 2008.
(2)   Cross-currency interest rate swap.
(3)   Contract of administrative and data processing services for credit cards.
      Since August 2003, Orbitall has been providing these services.

F-76

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

(b) Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

----------------------------------------------------------------------------------------------------
                                                              2003                 2002        2001
----------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------
Derivative financial instruments - Swap (1)
  Duratex S.A.                                                   1                    -           -
Loans and leases
  Itautec Philco S.A.                                            3                    4           -
Annual interests (%) (2)                              LIBOR + 4.31         LIBOR + 1.27           -
----------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------
Interest-bearing deposits
    Itautec Philco S.A.                                          4                   22          56
Annual interests (%)                                         18.09       16.72 to 23.31       17.16
    Duratex S.A.                                                38                   27          16
Annual interests (%)                                         46.87                51.77        1.25
    Elekeiroz S.A.                                               1                    -           -
Annual interests (%)                                         17.74                    -           -
Non-interest bearing deposits
    Elekeiroz S.A.                                               1                    -           -
Derivative financial instruments - Swap (1)
  Itautec Philco S.A.                                            1                    -           -
----------------------------------------------------------------------------------------------------
TRANSACTIONS
----------------------------------------------------------------------------------------------------
Services expenses
  Itautec Philco S.A. (3)                                      116                   52          72
  Elekeiroz S.A.                                                 1                    -           -
----------------------------------------------------------------------------------------------------
Equipments and software purchase
  Itautec Philco S.A.                                          144                  249         221
----------------------------------------------------------------------------------------------------
(1) Cross-currency interest rate swap.
(2) LIBOR rate by semester.
(3) Maintenance and services related to electronic equipment and software.
(c)	Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank.

Banco Itaú has made donations regularly to Fundação ItaúSocial, a charitable foundation whose objectives are:

(i) To create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the area of teaching and health; (ii) To support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”; (iii) To act as a supplier of ancillary services to companies of the group.

In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP e PREBEG.

Itaú is the founding partner and maintainer of the Instituto ItaúCultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

F-77

Banco Itaú Holding Financeira S.A.

Notes to Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
In millions of reais, except quantity of shares and per thousand shares information

The donations to both entities and services received from Fundação Itaú Social are presented below:

-------------------------------------------------------------------------------
                                           2003           2002            2001
-------------------------------------------------------------------------------
Donations

  Fundacao Itau Social                       50              -               -
  Instituto Itau Cultural                    17             22              20
Services expenses

  Fundacao Itau Social                       21             18              17
-------------------------------------------------------------------------------

F-78

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

By: Roberto Egydio Setubal Name: Roberto Egydio Setubal Title: Chief Executive Officer

By: Henri Penchas Name: Henri Penchas Title: Chief Financial Officer

Date: June 30, 2004

EXHIBIT INDEX

Exhibit Number	Description

1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation)

11.1	Code of Ethics (unofficial English translation)

12.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002