Form 20-F
period 2004-12-31
BANCO ITAU HOLDING FINANCEIRA S A
filed 2005-06-30
CIK 1132597

As filed with the Securities and Exchange Commission on June 30, 2005.

SECURITIES AND EXCHANGE COMMISSION
 FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  December 31, 2004
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number:  1-152276

BANCO ITAÚ HOLDING FINANCEIRA S.A.
 (Exact name of Registrant as specified in its charter)
ITAÚ BANK FINANCIAL HOLDING S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each share:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
2 (two) American Depositary Shares (as evidenced by American Depositary Receipts), representing 1(one) share of Preferred Share	New York Stock Exchange

* Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.

The number of issued shares of each class of stock of BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2004 was:
60,687,553 Common Shares, no par value per share
54,897,787 Preferred Shares, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	☐	Item 18	☒

i

ii

INTRODUCTION

          On March 24, 2003, as a result of a corporate restructuring, Banco Itaú S.A., or Banco Itaú, shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding.  Banco Itaú became a wholly owned subsidiary of Itaú Holding.  All references in this annual report (i) to “Banco Itaú”, “Itaú”, “we”, “us” or “our” prior to March 24, 2003 are references to Banco Itaú and its consolidated subsidiaries and to “Itaú Holding,” “we,” “us” or “our” after March 24, 2003 are references to Itaú Holding and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (iii) to “preferred shares” and “common shares” are references to our authorized and outstanding preferred share and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, and (iv) “ADSs” are to our American Depositary Shares.  As a result of a reverse stock split effected on October 20, 2004, every 2 ADSs represent one preferred share.  All references herein to the “real,” “reais” or “R$”  are to Brazilian reais, the official currency of Brazil.  All references to “US$”, “dollars” or “U.S. dollars” are to United States dollars.  All references to “JPY”  are to Japanese Yen.

          At June 27, 2005, the commercial market rate for purchasing U.S. dollars was R$ 2.3830 to US$ 1.00.

          We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002.

          We use accounting practices adopted in Brazil for reports to Brazilian shareholders, filings with the Comissão de Valores Mobiliários–CVM, determination of dividend payments, and for the determination of tax liability.  Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP, and how those differences might affect your analysis of our financial position and results of operations.

          Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

          Certain industry data presented herein have been derived from the following sources:  Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank; Associação Brasileira de Empresas de Leasing–ABEL, the Brazilian association of leasing companies; Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank; Associação Nacional dos Bancos de Investimento–ANBID, the national association of investment banks; and Superintendência de Seguros Privados–SUSEP, the insurance sector regulator.

          You should assume that the information appearing in this annual report is accurate only as of the date hereof.  Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements, principally in “Item 3D – Key Information – Risk Factors,” “Item 4B – Information on the Company – Business Overview,” and “Item 5 – Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	increases in defaults by borrowers and other loan delinquencies,

•	increases in the provision for loan losses,

•	deposit attrition, customer loss or revenue loss,

•	our ability to sustain or improve our performance,

•	changes in interest rates which may, among other effects, adversely affect margins,

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries,

•	government regulation and tax matters,

•	adverse legal or regulatory disputes or proceedings,

•	credit, market and other risks of lending and investment activities,

•	changes in regional, national and international business and economic conditions and inflation, and

•	other risk factors as set forth under “Item 3D – Key Information – Risk Factors.”

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

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3     KEY INFORMATION

3A.    Selected Financial Data

          You should read the following selected financial data in conjunction with the “Introduction” and “Item 5 – Operating and Financial Review and Prospects” included in this annual report.

          We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil.  Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by Brazilian Corporate Law (Law 6,404/76, as amended), by the Conselho Federal de Contabilidade–CFC, the federal accounting council, and interpretative guidance issued by the Instituto dos Auditores Independentes do Brasil–IBRACON, the Brazilian professional body of independent accountants.  Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued periodically by the CVM.  In addition, the CVM and other regulatory entities, such as SUSEP, and the Central Bank, the banking regulator, provide additional industry-specific guidelines.

          We have prepared consolidated balance sheets at December 31, 2004 and 2003 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2004, 2003 and 2002, all stated in reais, in accordance with U.S. GAAP.  The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements.  The consolidated financial statements at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 included in this document have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm, as stated in their report appearing herein.

          We have prepared audited financial statements under U.S. GAAP as at and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 for the purposes of presenting the information required to be included under Item 3A and Item 18 of this annual report.

U.S. GAAP Selected Financial Data

          This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(in millions of R$)
Net interest income	R$9,155	R$9,448	R$7,522	R$6,242	R$4,577
Provision for loan and lease losses	(867)	(1,695)	(2,124)	(1,077)	(406)

Net interest income after provision for loan and lease losses	8,288	7,753	5,398	5,165	4,171
Fee and commission income	5,054	4,286	3,624	3,190	2,673
Equity in earnings (losses) of unconsolidated companies, net	299	329	335	251	199
Insurance premiums, income on private retirement plans and on capitalization plans	2,445	2,033	1,793	1,476	1,332
Other non-interest income (1)	3,083	2,171	2,280	1,005	891
Operating expenses (2)	(6,779)	(6,365)	(5,368)	(5,261)	(4,141)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,544)	(1,564)	(1,394)	(1,091)	(946)
Other non-interest expense (3)	(3,498)	(3,863)	(3,892)	(2,711)	(2,280)

Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in accounting principle	6,348	4,780	2,776	2,024	1,899
Taxes on income	(1,673)	(1,480)	61	(173)	(207)
Minority interest	(43)	(19)	(18)	(7)	(46)

Extraordinary item, net of tax effect	2	—	—	—	—

Cumulative effect of a change in accounting principle, net of tax effect	—	—	9	—	—

Net income	R$4,634	R$3,281	R$2,828	R$1,844	R$1,646

(1)

Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income.

(2)	Operating expenses consist of salaries and employee benefits and administrative expenses.
(3)	Other non-interest expenses consist of depreciation of premises and equipment, amortization of intangible assets, and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(in R$, except number of shares)
Basic earning per share (5)(6):
Common	R$ 40.81	R$ 28.83	R$ 25.39	R$ 16.32	R$ 14.01
Preferred	40.81	28.83	25.39	16.32	14.01
Diluted earning per share (5)(6):
Common	40.70	28.73	25.28	16.20	14.00
Preferred	40.70	28.73	25.28	16.20	14.00
Dividends and interest on stockholders’ equity per share (5)(7):
Common	12.08	9.74	7.44	7.15	5.40
Preferred	12.08	9.74	7.44	7.15	5.40
Dividends and interest on stockholders’ equity per share in US$ (7)(8):
Common	4.55	3.37	2.11	3.08	2.76
Preferred	4.55	3.37	2.11	3.08	2.76
Weighted average number of shares outstanding (per share) (4):
Common	60,674,695	61,307,036	62,093,148	63,754,751	67,754,815
Preferred	52,871,259	52,493,007	49,290,289	49,207,310	49,739,991

(4)	Due to the reverse stock split effected in 2004, the 2003, 2002, 2001 and 2000 information is presented after giving retroactive effect to the reverse stock split approved on April 28, 2004.
(5)

Earnings per share has been computed following the “two class method” prescribed by Statement on Financial Accounting Standards (“FAS”) 128 “Earnings Per Share.”  See “Item 10B – Additional Information – Memorandum and Articles of Association” for a description of the two classes of shares.

(6)	See note 20 to the consolidated financial statements for a detailed computation of earnings per share.
(7)

Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders.  See “Item 10E – Additional Information – Taxation – Interest On Stockholders’ Equity” for a description of interest on stockholders’ equity.

(8)

Translated into US$ from reais at the commercial exchange rate established by the Central Bank for the year in which dividends or interest on stockholders’ equity were paid or declared, as appropriate.  See “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Dividend Policy and History of Dividend Payments” for details on dividends per share paid and their respective payment date.

Balance Sheet Data

Assets	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000

	(in millions of R$)
Cash and due from banks (9)	R$ 1,743	R$ 1,765	R$ 1,334	R$ 1,069	R$ 796
Interest-bearing deposits in other banks	14,557	13,779	14,811	8,265	4,508
Securities purchased under resale agreements and federal funds sold	6,580	8,828	3,370	7,849	10,938
Central Bank compulsory deposits	10,571	8,156	10,262	5,252	4,190
Trading assets, at fair value	11,995	10,638	7,731	5,370	10,261
Available-for-sale securities, at fair value	8,013	9,445	11,236	6,600	2,443
Held-to-maturity securities, at amortized cost	3,483	3,532	889	102	97
Loans and leases	42,682	35,016	34,209	25,930	20,495
Allowance for loans and lease losses	(2,811)	(2,848)	(2,748)	(2,250)	(1,642)
Investments in unconsolidated companies	2,509	1,079	984	695	632
Premises and equipment, net	2,574	2,696	2,813	2,786	2,689
Goodwill and intangible assets, net	2,685	1,652	2,128	1,303	614
Other assets	11,032	10,459	11,186	9,266	8,730

Total assets	115,613	104,197	98,205	72,237	64,751

Average interest-earning assets (10)	84,929	77,608	58,272	49,541	38,400
Average non-interest-earning assets (10)	26,525	26,933	23,987	22,510	13,053
Average total assets (10)	R$ 111,454	R$ 104,541	R$ 82,259	R$ 72,051	R$ 51,453

Liabilities	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000

	(in millions of R$)
Non-interest-bearing deposits	R$10,737	R$9,322	R$9,924	R$6,810	R$6,296
Interest-bearing deposits	27,536	23,922	24,898	19,154	19,478
Securities sold under repurchase agreements and federal funds purchased	6,786	9,473	5,157	8,397	11,030
Short-term borrowings	12,354	12,440	12,321	7,815	2,801
Long-term debt	14,739	15,112	15,265	8,041	6,145
Insurance claims reserve, other reserve for private retirement plans and reserve for capitalization plans	4,654	4,928	3,861	2,749	2,594
Investment contracts	6,905	2,764	545	474	163
Other liabilities	14,154	11,787	14,679	10,023	8,060

Total liabilities	97,865	89,748	86,650	63,463	56,567
Minority interest in consolidated subsidiaries	1,037	501	503	416	363
Stockholders’ equity:
Common shares (11)	4,387	2,467	2,467	2,146	1,837
Preferred shares (12)	3,968	2,567	2,048	1,759	1,417
Total capital stock	8,355	5,034	4,515	3,905	3,254
Other stockholders’ equity (13)	8,356	8,914	6,537	4,453	4,567

Total stockholders’ equity	16,711	13,948	11,052	8,358	7,821

Total liabilities and stockholders’ equity	115,613	104,197	98,205	72,237	64,751

Average interest-bearing liabilities (10)	65,553	64,688	44,405	41,974	29,488
Average non-interest-bearing liabilities (10)	30,577	26,947	28,068	21,599	14,244
Total average stockholders’ equity (10)	15,324	12,906	9,786	8,479	7,720
Total average liabilities and stockholders’ equity (10)	R$ 111,454	R$ 104,541	R$ 82,259	R$ 72,051	R$ 51,453

(9)	Includes restricted cash in the amount of R$292 million, R$102 million and R$25 million as of December 31, 2004, 2003 and 2002, respectively. See note 17(h) to the consolidated financial statements.
(10)

See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2004, 2003 and 2002.

(11)

Common shares issued, no par value: 60,687,553 at December 31, 2004; 61,351,835 at December 31, 2003; 61,998,317 at December 31, 2002; 62,655,011 at December 31, 2001 and 66,590,741 at December 31, 2000.  As of December 31, 2004, 2003, 2002, 2001 and 2000, we held 63,310; 555,122; 34,951; 53,454 and 1,114,343, respectively, of those shares in treasury.  100,000,000 shares authorized at December 31, 2004, 2003, 2002, 2001 and 2000.  Quantity of shares has been retroactively restated to reflect the reverse stock split approved on April 28, 2004.

(12)

Preferred shares issued, no par value: 54,897,787 at December 31, 2004; 54,897,787 at December 31, 2003; 51,452,832 at December 31, 2002; 51,359,517 at December 31, 2001 and 51,359,422 at December 31, 2000.  As of December 31, 2004, 2003, 2002, 2001 and 2000, we held 2,250,980; 1,750,671; 2,169,160; 2,341,637 and 1,715,968, respectively, of those shares in treasury.  100,000,000 shares authorized at December 31, 2004, 2003, 2002, 2001 and 2000. Quantity of shares has been retroactively restated to reflect the reverse stock split approved on April 28, 2004.

(13)	Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income and appropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,

Profitability and Performance	2004	2003	2002	2001	2000

Net interest margin (14)	10.8	12.2	12.9	12.6	11.9
Return on average assets (15)	4.2	3.1	3.4	2.6	3.2
Return on average equity (16)	30.2	25.4	28.9	21.7	21.3
Efficiency ratio (17)	57.2	60.5	65.5	72.5	74.1

Liquidity
Loans and leases as a percentage of total deposits (18)	111.5	105.3	98.2	99.9	79.5

Capital
Total equity as a percentage of total assets (19)	14.5	13.4	11.3	11.6	12.1

(14)

Net interest income divided by average interest-earning assets.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2004, 2003 and 2002.

(15)

Net income divided by average total assets.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2004, 2003 and 2002.

(16)

Net income divided by average stockholder’s equity.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2004, 2003 and 2002.

(17)

Salaries and employee benefits, Administrative Expenses, Other Non-Interest Expense (except expenses with respect to the Programa de Integraçao Social, or PIS, the Contribuiçao para Financiamento da Seguridade Social, or COFINS, and Imposto sobre Serviços, or ISS) Amortization of Intangible Assets plus Depreciation of Premises and Equipment as a percentage of the aggregate of Net Interest Income, Fee and Commission Income, Insurance Premiums, Income on Private Retirement Plans and on Capitalization Plans, Trading Income (losses), Net Gain (loss) on Sale of Available-for-Sale Securities, Net Gain on Foreign Currency Transactions, Net Gain (loss) on Translation of Foreign Subsidiaries and Other Non-Interest Income less Insurance Claims, changes in Reserves for Insurance Operations, for Private Retirement Plans and Acquisition Costs and Taxes (consisting of  ISS, PIS and COFINS).

(18)	Loans and leases as of year-end divided by total deposits as of year-end.
(19)	As of year-end.

Exchange Rates

          Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market.

          Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005.  All foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and some of them are subject to registration with the Central Bank’s electronic registration system.  Foreign exchange rates continue to be freely negotiated.

          The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil.  Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.  We cannot assure you that the Brazilian government will not impose remittance restrictions in the future.  In such case, the depositary for the ADSs will hold the reais it cannot convert for the account of the ADS holders who have not been paid.  The depositary will not invest the reais and will not be liable for interest on those amounts.

          As of June 27, 2005, the commercial market rate for purchasing U.S. dollars was R$ 2.3830 to US$ 1.00.

          The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00

Year	Low	High	Average (1)	Year-End

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8400	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544

Source: Central Bank
(l)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00

Month	Low	High

December 2004	2.6544	2.7867
January 2005	2.6248	2.7222
February 2005	2.5621	2.6320
March 2005	2.6011	2.7621
April 2005	2.5195	2.6598
May 2005	2.3784	2.5146

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

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy.  The Brazilian government’s actions to control inflation have involved wage and price controls, currency devaluations, capital controls, and limits on imports.  Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          At the end of 2002, Brazil elected a new president from the Workers Party, Luís Inácio Lula da Silva.  In the period leading up to and following his election, there was substantial uncertainty regarding the policies that the new government would pursue.  This uncertainty resulted initially in a loss of confidence in the Brazilian capital markets and the devaluation of the real.  The Lula administration, however, adopted conservative economic and administrative policies, and the initial negative market sentiment towards the administration diminished.

Accompanying this positive sentiment the real appreciated 8.1% against the U.S. dollar in 2004.  However, uncertainty remains over the possibility of different policies being adopted by the government, and concern over excessive government spending and high interest rates.

          Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

          Brazil has in the past experienced extremely high rates of inflation.  Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy.  Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist, and actions taken in an effort to curb inflation, such as a high interest rate policy, coupled with public speculation about political uncertainties and possible governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market in recent years.

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

          The Brazilian currency has in the past experienced frequent devaluations.  During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown.  In 2002, the real devalued against the U.S. dollar by 52.3%.  The favorable reaction to the policies of the new administration resulted in an appreciation of 18.2% of the real in 2003.  Continued improvement of the economy in 2004 resulted in a further 8.1% appreciation of the real.  However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels.  Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs.  See “Item 3.A – Selected Financial Data – Exchange Rates” for more information on exchange rates.

          In addition, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar.  If the Brazilian currency is devalued, we would incur gains on our assets denominated in or indexed to foreign currencies, as well as losses on our liabilities denominated in or indexed to foreign currencies.  In 2004, Itaú sought to maintain a neutral position in relation to its foreign currency exposure structured through investments in subsidiaries in foreign countries.  The instruments that Itaú utilized to become neutral were derivatives that were taxable or deductible for tax purposes, different from the translation gains or losses that are not taxable or deductible in Brazil.  Our policy was to become neutral after the effect of tax.  Although Itaú seeks to maintain a neutral position in relation to its foreign currency exposure, there can be no assurance that it will be able to do so in the future.  See “Item 5A – Operating and Financial Review and Prospects – Operating Results – Overview – Certain Effects of the Real Devaluation and Interest Rates on Our Net Interest Income” for a discussion of the effects of the real devaluation on our operations.

Risks Relating to Us and to the Brazilian Banking Industry

          Our business is highly dependent on the prevailing regulatory environment.

          We are subject to extensive and continuous regulatory review, principally by the Central Bank.  Regulations govern all facets of the operations of Brazilian banks.  As a result of frequent changes in these regulations, our historical results of operations are not necessarily indicative of future results.  The Brazilian government has from time to time introduced and could introduce measures, including credit and other restrictions, to reduce domestic demand in order to reduce the Brazilian trade deficit, to combat inflation or for other purposes.  Any of these measures could have a material adverse effect on us.  See “Item 4B – Information on the Company – Business Overview – Regulation and Supervision”.

          Our controlling shareholder has a great deal of influence over our business.

          Itaúsa, our principal shareholder, currently owns directly and indirectly 87.7% of our common voting shares and 46.1% of our total capital.  See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.”  As a result, Itaúsa has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

Risks Relating to the Preferred Shares and the ADSs

          The Preferred Shares and ADSs generally do not have voting rights.

          Under Brazilian corporate law and our by-laws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances.  See “Item 10.B – Memorandum and Articles of Association.”

          You might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

          You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  For more information on the exercise of your rights, see “Item 10 – Additional Information – Memorandum and Articles of Association – Preemptive Rights on Increase in Preferred Share Capital.”

          If you exchange the ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad.

          The Brazilian custodian for the preferred shares must register with the Central Bank to remit U.S. dollars abroad.  If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s registration.  Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration.  Obtaining your own electronic registration will result in expenses and may cause you to suffer delays in receiving distributions.  See “Item 10D – Additional Information – Exchange Controls” for more information on the registration process.

ITEM 4     INFORMATION ON THE COMPANY

4A.    History and Development of the Company

The Company

          We trace our origins to 1944, when we were founded in São Paulo as Banco Federal de Crédito S.A. by the members of the Egydio de Souza Aranha family.  We were incorporated in Brazil in 1973 as Banco Itaú.  Our principal executive offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil (telephone:  55-11-5019-1549).  Our agent for service in the United States is the General Manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.  In 2004, we were the second largest private bank in Brazil, measured by assets, according to the 2004 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical.  Itaúsa–Investimentos Itaú S.A., a holding company also created by the Egydio de Souza Aranha family, is our controlling shareholder.

Recent Developments

          Association with Lasa

          On April 27, 2005, we entered into a joint venture agreement with Lojas Americanas S.A. - Lasa to create a new financial institution to be owned equally by us and Lasa.  This new institution will offer and sell, on an exclusive basis, financial products and services to Lasa’s customers.  Lasa is one of the leading retailers in Brazil, selling a broad range of products at 158 stores located throughout Brazil.

          We will be responsible for the management of the new financial institution, and be entitled to appoint the company’s officers.  This joint venture with Lasa will require us to invest approximately R$ 240 million.  Through the establishment of this joint venture with Lasa, we expect to reinforce our position in the consumer credit segment and to increase the sale of financial services and products such as private label credit cards, co-branded credit cards, consumer credit, personal loans, insurance and extended product warranties.  As part of the transaction, the new financial institution to be created will acquire from Lasa its controlled company, Facilita Serviços e Propaganda S.A., which engages primarily in sales promotion activities.

          Strategic Alliance with BMG

          On December 8, 2004, we entered into a cooperation agreement with Banco BMG S.A. – BMG in order to exploit potential synergies between Itaú Holding’s companies and BMG and to further reinforce our operations in the retail credit sector.  BMG is a financial institution with expertise in providing payroll loans and loans secured by social security benefits paid to beneficiaries of the Brazilian Social Security Institute.

          Under the agreement, we established a line of credit to acquire certain receivables generated by loans granted by BMG.  The first assignment, made in December 2004, involved receivables with a net present value of R$ 250 million.  Pursuant to the agreement, (i) BMG is required to assign to Banco Itaú S.A., on a monthly basis for up to 36 months, receivables with a net present value ranging from R$ 100 million to R$ 150 million and (ii) Banco Itaú S.A., during this 36-month period, has the obligation to acquire these receivables until the balance of the assigned receivables reaches R$ 1.5 billion.  Thereafter, Banco Itaú S.A.’s obligation is to acquire receivables only to the extent necessary to maintain this balance.

          In addition, Itaú Holding has the right of first refusal to offer through BMG’s distribution network financial products and services developed by us and marketed under the BMG brands, such as pension plans, insurance products and credit cards.

          We believe that this alliance with BMG will allow us to increase and improve our loan portfolio, in particular due to the use of this additional sales channel provided by BMG.

          Credicard Companies Transactions

          Before November 2004, Credicard Banco S.A. - Credicard, Orbitall Serviços e Processamento de Informações Ltda - Orbitall and Redecard S.A –Redecard, all companies engaged in the credit card sector, were owned in equal parts by Citigroup, Unibanco and us.  In November 2004, the three partners concluded the negotiation of certain agreements that substantially changed their respective equity stakes in two of these companies, Credicard and Orbitall.  The equity stakes of the three partners in Redecard remained unchanged.

          Credicard is the largest credit card issuer in Brazil, with 7.6 million credit cards issued as of December 31, 2004.  Through the agreements, both Citigroup’s and our equity stakes were increased to 50% of Credicard’s stock capital.  Unibanco is no longer a shareholder of Credicard.

          Under new agreements with Citigroup, which were entered into on January 31, 2005, we will share the management and results of operations of Credicard with Citibank during 2005.  At the end of 2005, all the credit card accounts will be split as equally as possible between Citigroup and us.  Credicard’s shared management will end and the assets and liabilities associated with the respective credit card base will be transferred to us or to Citibank, as the case may be.  The split will increase our credit card customer bases by approximately 3.8 million new clients.  These new agreements further provide that the Credicard brand may be used by Citibank and us until the third anniversary of the split date.

          On December 29, 2004, we acquired 100% of Orbitall stock capital, which became our subsidiary.  Orbitall is the largest credit card processor in Brazil, with agreements to process 16.7 million cards as of December 31, 2004.  The most important services provided to credit card issuers are card processing, collection, contact center and risk management services.  Under its strategy to exploit new opportunities in markets related to the credit card business, Orbitall became the leading processor in the voucher business in Brazil, with 3.1 million cards issued.  The voucher industry in Brazil consists of cash subsidies to employees for certain day-to-day expenses such as food (cartão alimentação - supermarket, and cartão refeição - restaurants), fuel (cartão combustível), medicines and also can be used as gift or incentive.  A voucher card works similarly to a prepaid card to which an amount of money is credited by the employer for later use by the employee cardholder.  Orbitall has also recently launched its private label platform.

          Association with CBD

          On October 27, 2004, we entered into a joint venture agreement with Companhia Brasileira de Distribuição - CBD to establish a new financial institution named Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or Itaú CBD.  Itaú CBD will offer and sell financial services and products to CBD’s customers, including private label credit cards, consumer credit and personal loans.  Itaú CBD will operate at the 555 CBD stores located throughout Brazil.  We believe that this association will enhance our marketing position in the consumer credit sector and will further improve our customer base through the development of new relationships with CBD’s customers.

          Each of CBD and Itaú Holding indirectly holds 50% of Itaú CBD’s capital stock.  However, Itaú Holding is responsible for the management of the company, and appoints most of the company’s officers.  This association with CBD required us to invest up to approximately R$ 456 million.

          Alliance with Intercap

          On December 10, 2004, we entered into agreements to purchase from Banco Intercap S.A. - Intercap its company engaged in sales promotion activities and its automobile finance portfolio, which was transferred to us on January 31, 2005.  The purchase price was approximately R$ 300 million.

          Reverse Stock Split

          As a result of a reverse stock split approved on April 28, 2004 and effected on October 20, 2004, we changed the ratio of ADS-to-preferred shares from one-to-500 to two-to-one.  In addition, our preferred share ratio was also reduced a thousandfold in the BOVESPA; our outstanding shares were reduced from 115,585,340,539 shares without par value to 115,585,340 shares without par value.

          Strategic Alliance with America Online Latin America, Inc. and Subsidiaries (AOLA)

          In 2000, we entered into a ten-year strategic marketing agreement, or SMA, with America Online Latin America, Inc., or AOLA, a provider of interactive services in Latin America, and its subsidiary AOL Brasil Ltda.  We undertook this initiative in order to provide limited online financial services to some of our customers, and toward that end we launched a co-branded Internet access service with AOLA.  As part of this transaction, we acquired 31,700,000 shares of class A common stock of AOLA.

          In addition, on March 2001, we acquired another 4,237,840 shares of AOLA’s class A common stock.

          On December 14, 2002, we amended the SMA by means of a Memorandum of Agreement, or MOA.  Under the MOA, the customer targets under the original agreement were eliminated and our marketing and operational commitments were restructured.

          On November 4, 2004, the SMA was amended again in order to update the parties’ understanding concerning the original services provided to Itaú and to reflect the spirit of the relationship between the parties with respect to new services provided (broadband access, web-based content and connectivity services).

          On March 22, 2005, AOLA filed a report with the SEC stating that it would record a partial impairment of approximately US$ 38.9 million on the remaining unamortized balance of unearned services recorded as a result of the strategic marketing agreement with us.  AOLA’s management is currently exploring options to sell the business or declare bankruptcy.  AOLA does not believe that its common stock has, or will have, any value.

4B.    Business Overview

          We are the second largest private bank in Brazil based on assets at December 31, 2003, according to the 2004 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical, and the largest private bank in Brazil based on market capitalization at December 31, 2004, according to the São Paulo Stock Exchange – BOVESPA.  Our four principal operations categories are banking (including retail banking through Itaú and corporate banking through Itaú BBA), credit cards, asset management and insurance, private retirement plans and capitalization plans, a type of savings plan.  We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle market companies and large corporations.

          As of December 31, 2004 (except as otherwise indicated), we also had the following positions in the Brazilian financial services sector:

•	second largest insurance group based on written premiums, excluding health insurance, according to SUSEP,

•	largest credit card company based on assets, according to the 2004 edition of Balanço Anual, at December 31, 2003,

•	largest private manager of pension fund assets based on assets under management, according to ANBID,

•	largest manager of private bank client assets, according to ANBID,

•	second largest investment fund manager based on assets under management, according to ANBID,

•	largest leasing company in terms of present value of lease operations, according to ABEL, and

•	largest provider of securities services to third parties, according to ANBID.

          In addition, the brand name “Itaú” was rated the most valuable brand name in the country by Interbrand in 2004, a consulting company specializing in the value of business brands worldwide.  We were recognized as the most well regarded company in Brazil by Revista Carta Capital, a Brazilian business magazine.

Our Ownership Structure

          Itaú Holding is a financial holding company controlled by Itaúsa – Investimentos Itaú S.A..  Itaúsa controls one of the largest private business groups in Brazil in terms of revenues, according to the 2004 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical.  Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns directly 87.7% of our common stock.  See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.”  Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the lumber, ceramic, chemical and electronics industries.  The total annual revenues of Itaúsa were R$ 33,775 million in 2004, R$ 27,801 million in 2003 and R$ 36,296 million in 2002.  Its major companies in terms of revenues are Itaú Holding and its subsidiaries in the financial and insurance areas, Duratex S.A. in the wood and ceramics industry, Itautec Philco S.A. in the electronics sector, Elekeiroz S.A. in the chemical sector and Itaúsa Empreendimentos S.A., a small business in the real estate sector.  The Egydio de Souza Aranha family beneficially owns 60.0% of the common shares and 16% of the preferred shares of Itaúsa.  The common and preferred shares of Itaúsa are traded on the Brazilian stock exchange.

Our Competitive Strengths

          Our main competitive strengths are our extensive branch network in Brazil’s wealthiest region, our strong attention to the division of our operations, our leadership in corporate services and our focus on the financial services industry.

          Extensive branch network in key economic areas

          Our extensive branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s wealthiest region, which accounted for over 56% of Brazil’s GDP in 2004.  At year-end 2004, we had an extensive branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and the State of São Paulo  (which collectively account for approximately 87% of our branches).  At December 31, 2004, our branch network accounted for 13% of the entire Brazilian branch system, including public-sector banks.

          Strong attention to the division of our operations

          Since the 1980’s, we have sought to organize our operations around the core strategy of dividing them so as to best serve our operations based on the specific needs of our several classes of clients.  As a result, the activities of Itaú Holding are divided in the following business units:  Itaú, and Itaú BBA.  Itaú provides the following services: Retail Banking, Credit Cards, Insurance, Capitalization, Private Retirement Plans, Asset Management and Investor Services.  Itaú BBA provides corporate bank and investment banking services.  This strategy allows us to concentrate on each separate class of customer, which we believe to be key to good service and customer satisfaction.  This approach also permits us to develop specific banking products to better meet diverse customer needs and affords more structural flexibility and autonomy for different business units.

          During 2004, we launched several initiatives aimed at non-bank customers, as we believe that credit extensions to this population segment constitute an important part of our growth and performance.  In June 2004 we introduced Taií, a consumer credit platform directed at the low-income segment.  The joint ventures with CBD and with LASA have the same objective of extending credit to low-income non-bank customers.  We acquired the sales arm of Intercap with a view to increasing our vehicle financing activities outside of our branch network.  We increased our share ownership of Credicard, which has resulted in the increase in credit card transactions for non-customers.  Under our new agreement with the other shareholder, we will be able to exploit our cross-selling opportunities with these potential new customers.  During the year we also increased our payroll loan credit operations.

          The insurance, capitalization and private retirement plans division is an important source of our revenues and has experienced a significant growth rate in recent years.

          Another strategic division for Itaú is its funds and portfolios management, which has been increasing in terms of volume in recent years.

           The investment in BBA and the creation of Itaú BBA enhanced our presence in the corporate and investment banking division.  Itaú BBA is focusing its efforts on increasing the scope of its financial service offerings, as it believes that there exists strong demand among its clients for these services.

          Strong position in corporate services

          We believe that our experience, focus and competence give us a strong position in providing financial services to companies, such as cash management, payroll administration, on-site banking centers (banking units on a company’s premises) and securities custodian services, among others.  Not only are these services relatively stable, recurring sources of fee income, but they also help us market other offerings to corporate customers, such as credit and investment banking services.  In addition, payroll administration and on-site banking centers provide us with frequent exposure to individual customers, allowing increased opportunities in our individual banking base as well.

          Focus on the financial services industry

          Unlike many of our competitors, which own unrelated businesses and have also participated in the privatization of industrial sector companies, we have adhered to a strict emphasis on banking and financial services.  Our goal is to provide our customers with the highest quality service and the most attractive financial products, and that is what we train our employees to do.  We also believe that our products and service offerings should be complementary, not only from our clients’ point of view but for us as a matter of expertise and focus.  For example, we discontinued offering health care insurance over a decade ago, when it became clear that the underwriting, claims and other aspects of health insurance were very different from those of our core insurance products: automobile, life and property and casualty insurance.

          Focus on cost control

          In the last several years, we have increased our focus on cost reductions and operational rationalizations.  We have achieved significant cost reductions as a result of a company-wide effort to lower costs by rethinking and restructuring our process.  Since 1995, we have used as an important management tool our Committee on Cost and Process Rationalization, which has sought to reduce our non-interest expenses through the establishment of specific goals and targets.  We believe that the Committee’s intensive focus has created shareholder value and has contributed to our competitive position in our markets.

Our Strategy

          Increase customer base

          We believe the Brazilian banking services have significant growth potential.  One indicator of this opportunity is the 16.3% increase in the outstanding balance of total banking deposits from R$ 490 billion to R$ 570 billion over the last year, according to the Central Bank.  Another relevant indicator is the average annual growth of 15.5% of the net assets of Brazilian investment funds over the last 10 years, according to data compiled by ANBID.  We will seek to further increase our customer base, principally by reaching non-depositor individuals, increasing our focus on employees in the private and public sectors that maintain accounts with us for the direct deposit of their salaries, increasing our activities with corporate customers, and actively considering acquisitions and strategic alliances.

          We expect to continue improving our position in the consumer credit market.  We are currently developing a business area to intensify our direct credit operations with middle to lower-income consumers through the offer of credit lines in stores and credit cards in general.  In June 2004, we launched Taií, which provides credit operations with middle to lower level class consumers.  These are non-depositors individuals who usually do not have access to formal credit sources.  In 2004, we opened 29 Taií stores in São Paulo and Rio de Janeiro.  We intend to open additional 120 Taií stores in 2005 in the main Brazilian capitals.  Although this segment presents materially higher credit risks compared to other credit segments, we expect this to be more than offset by the relatively low amount of credit granted to each customer and higher interest rates.

          Our association with CBD in 2004 was part of our strategy to explore the consumer credit market, and we expect that this association will improve our customer base through the development of new relationships with CBD’s customers and the improvement of our current relationship with our clients who are also CBD’s clients.  CBD’s are generally characterized by high volumes of traffic and returning customers.  Our service desks in CBD stores will offer private label and co-branded credit cards, personal and consumer credit and insurance.  Our association with Lojas Americanas SA (LASA) began in early 2005.  It’s conceived along the same lines as the CBD joint venture and we expect it to add to our channels of distribution of financial services to non-bank customers.  In 2004, we also purchased from Intercap its company engaged in sales promotion activities and entered into an agreement for the acquisition of its automobile finance portfolio, which we believe will enhance our position in the automobile-financing segment.  This sales promotion company is focused on providing financing to individuals for the purchase of used automobiles, with a sales network consisting of 1,100 active stores.

          In 2004, we increased our equity interest in Credicard from 33.3% to 50.0%, which improved our position in the credit card market to 20.1%, making us the leading credit card issuer in Brazil.  Credicard is a credit card issuer that, in September 2004, had 7.6 million clients.  Through this transaction, we are now able to offer our other products to Credicard customers as a result of a new agreement with Credicard’s other shareholder.

          We intend to continue our emphasis on payroll processing, which requires employees of a particular company to maintain an account with us for direct deposit of salaries, which in turn gives us an opportunity to capture these employees as customers for additional banking services.  Another strategy is to maintain and expand the public sector employees business that accounted for a large part of the depositor base of the four state-owned banks we acquired in the period 1997-2001.

          We have identified a growing demand for sophisticated financial services among our corporate clients and have sought to meet this demand by strengthening our investment banking activities.  We are also seeking to strengthen our relationship with foreign parent companies of subsidiaries located in Brazil, to meet the competition at Brazilian subsidiaries from foreign banks with strong parent company relationships.

          The private retirement business has shown strong growth in the last several years and we have increased our participation in this market.  The growth in this market results from several facts, among them increased economic stability, prospects for further economic stability, and growth, increased access by consumers to the financial system and increased focus by the consumer on retirement issues, caused in part by recent movements towards pension legislation reform.

          Offer New Products and Services

          Our core business is retail banking and we seek to be customer focused.  Our account managers seek to increase the number of products and services per customer.  We increased the average number of products sold to individual retail customers from 3.7 to 5.0 during the period 1997-2004.  We believe, however, that there are more opportunities to sell our products and services to our customers, particularly among the depositor base of the companies acquired in recent years through the strategic alliances we have established.

          Grow through acquisitions and strategic alliances

          One of the main elements of our growth strategy in Brazil and other markets in which we operate is the acquisition of Brazilian banks, insurance and asset management companies.  We regularly evaluate opportunities for acquisitions in the banking sector, principally in Brazil.  Since 1995, we have made nine bank acquisitions, reflecting a long-term trend toward consolidation in the Brazilian banking sector, and we also made a number of other acquisitions of complementary businesses.  We believe that we have developed the experience and the expertise necessary to properly evaluate an acquisition prospect, decide whether to acquire it, and then effectively fold it into our operations.  We believe that this experience and knowledge should serve us well, as opportunities should continue to arise for the acquisitions of banks, portions of businesses, asset portfolios and for the formation of strategic alliances.

          In addition, we review opportunities to enter into strategic alliances and cooperation agreements with other financial institutions and companies involved in economic sectors in Brazil and abroad in which we have strategic interests, such as the CBD and LASA joint ventures.

          Increase credit card portfolio

          We believe there is opportunity for growth in credit card use among our retail, Itaú Personnalité and private banking customers as the purchasing power and demand for consumer credit has increased substantially with the stabilization of the real and the economic growth in Brazil.  As part of this strategy, we have focused on offering credit cards to current and new depositors, particularly low-income individuals who do not need a bank account but need credit cards for installment purchases.  We believe that multiple product connections with our customers results in a more solid relationship, thereby reducing the number of delinquencies and credit card cancellations.  In addition, we believe that our extensive branch network and our name recognition will permit us to direct these offerings principally to “walk-in” prospects.

          Focus on small and middle market business banking areas

          We have been increasing our strategic focus on operations with small and middle market business clients, which include companies with annual revenues ranging from R$ 500,000 to R$ 10 million (small business clients) and from R$ 10 million to R$ 100 million (middle-market business clients).  We identify creative solutions to the financial needs of companies in their day-to-day operations.  We provide fast retrieval of information and access to products, services and technologies, and have the strong national and international presence, financial strength and experience, which have contributed to success with these companies.  Companies within this revenue range have limited or no financing alternatives in the capital markets, and we perceive a need for such financing.  Our credit operations with small business and middle market clients increased at a rate significantly higher than the market average.  In a favorable economic scenario, we expect a strong growth of demand for products and services related to the small business and middle market clients.

          Growth in the insurance, private retirement and capitalization divisions

          The insurance, private retirement and capitalization divisions have performed well recently, and we can expect sustained growth in these areas.  Private retirement products (especially VGBL and PGBL, which are retirement plans) have performed particularly well, growing faster than the market average rate.  We have expanded these products through segmentation of clients and their needs, addressing different risk profiles.  The insurance companies of our group depend on the intensive use of technology, using electronic channels of distribution to increase the sales of insurance policies.

          Maintain our efficiency

          In order to improve our cost management, we established in April 1997 a committee for operational rationalization and cost reduction.  The main goal of this committee has been to reevaluate our main operational processes and identify opportunities to rationalize and reduce costs.

          For the last several years, we have been focusing more intensely on decreasing expenses, driven by a more competitive business environment.  Our main goal now is to improve efficiency by limiting the efficiency ratio at approximately 50.0%.  On December 31, 2004, our efficiency ratio was 57.2%.

          Increase our investment banking presence

          Our investment banking services are part of our corporate banking operations and not an independent, competing unit because we believe that investment banking services and products are just one of the options available to a client who needs financial or advisory assistance.  The creation of Itaú BBA in 2003 enhanced our presence in the corporate and investment banking segment.  Itaú BBA has specialized areas that provides the necessary customer support to the merger, acquisition, association and joint venture transactions and which defines the proper strategies to be implemented by a customer.

          Itaú BBA provides operational services such as payroll processing and cash management, to more complex services such as structured financings in Brazil and abroad.  Furthermore, Itaú BBA has an active role in the capital markets by participating in the placement of primary and secondary private and public equity offerings, commercial paper and eurobond offerings, fixed and floating rate notes, promissory notes, debentures and securitization of receivables.  We foresee that the banking services opportunities will grow significantly with economic stability in Brazil, particularly in the area of mergers and acquisitions and capital markets.

Operations

The following table presents revenue in U.S. GAAP from each of our five business operations for each of the years ended December 31, 2004, 2003 and 2002:

	(in millions of R$)

	2004	2003	2002

Itaú - Banking (including retail for all years presented and corporate for the year ended December 31, 2002. Information for the years ended December 31, 2004 and 2003 include revenues from corporate banking activities which were not yet transferred to Itaú BBA)	10,528	10,197	9,698
Interest income from loans and leases	7,375	7,591	7,430
Fee and commission income:
Fees charged on checking account services	2,490	1,992	1,817
Collection fees	351	311	294
Other	312	303	157
Itaú - Credit cards	1,091	979	847
Interest income from loans and leases	637	625	531
Credit card fees	417	343	316
Other fees	37	11	—
Itaú - Asset management	1,334	1,252	1,040
Itaú - Insurance, private retirement and capitalization plans	2,445	2,033	1,793
Itaú BBA	1,352	765	—
Interest income from loans and leases	1,239	691	—
Fee and commission income:
Collection fees	6	1	—
Other	107	73	—

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

(in millions of R$)

	2004	2003	2002

Interest income	15,733	16,093	14,556
Brazil	15,017	15,196	13,684
Abroad	716	897	872
Fee and commission income	5,054	4,286	3,624
Brazil	4,987	4,210	3,570
Abroad	67	76	54
Insurance premiums, income on private retirement plans and on capitalization plans	2,445	2,033	1,793
Brazil	2,445	2,033	1,793
Abroad	—	—	—

The following table presents revenues abroad by business categories for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of R$)

	2004	2003	2002

Itaú - Banking	437	677	926
Argentina	129	210	272
Other companies abroad (1)	308	467	654
Itaú BBA	346	296	—
Other companies abroad (1)	346	296	—

(1) Includes Itaú Bank Ltd. (Cayman), our Grand Cayman and New York branches, BFB Overseas Cayman, Ltd., IFE–Banco Bemge (Uruguay) S.A., Banco del Paraná S.A. (Paraguay), Afinco Americas Madeira, SGPS, Sociedade Unipessoal Ltda, ITB Holding Ltd, Topaz Holding Ltd, Itaú USA Inc, Itaú Securities Inc., Jasper Internacional Investiment LLC, Citrine I and Citrine II, and , as of the acquisition of Itaú BBA also Akbar – Marketing e Serviços Ltda, BBA-Creditanstalt Bank Ltd, Mundostar S.A., Karen International Ltd, Nevada Woods S.A., Banco Itaú BBA S.A. – Nassau Branch, Banco BBA-Creditanstalt – Sucursal Uruguai, BBA Overseas Ltd and BBA Icatu Securities, Inc.

          Banco Itaú Holding Financeira S.A.

          Overview

          We provide a broad range of banking services to a diverse customer base of individuals and corporations.  We provide these services on an integrated basis through Itaú and Itaú BBA.

          Within banking operations, we have created six separate areas, each of which specializes in a different type of customer.  These areas are:

•	Retail banking (individuals and very small business),

•	Personnalité (upper class individuals),

•	Private bank (wealthy individuals),

•	Small business banking, or Unidade de Pessoa Jurídica,

•	Middle market banking (mid-sized businesses), and

•	Corporate and investment banking, from Itaú BBA.

          These focused areas enable us to provide our customers with more personalized banking products and services, which we believe allow us to compete more effectively for customers in each of these areas.

          Banco Itaú S.A.

          Itaú provides services related mainly to the following areas:

•	Retail Banking

•	Personnalité

•	Private Bank

•	Small Business Banking

•	Middle Market Banking

•	Automobile Financing

•	Credit Cards

•	Asset Management

•	Institutional

•	Securities Services for Third Parties

•	Brokerage

•	Insurance, Private Retirement and Capitalization Products

          Retail Banking

          Our core business is retail banking, which mainly serves individuals and, to a lesser extent, very small business customers.

          Our retail business is a key source of funding and a significant interest and fee income generator for our bank.  Through our extensive distribution network, our retail banking unit provided services to more than 11.8 million individual and very small business customers at December 31, 2004.  Our margins from these operations are typically higher than from middle market and corporate services and credit operations.

          We classify retail customers as individuals and companies with annual sales below R$ 500,000.  They are further categorized as:

•	Individual customers (who are sub-classified on the basis of a relationship scoring system);

•	Customers with account managers (who have an annual income above R$24,000 and less than R$60,000); and

•	Very small business customers (annual sales below R$500,000).

          We seek in our retail business to be intensely customer-focused, viewing our retail clients as potential users of all of our banking products and services.  We engage in promotional activities through which we offer specific new products and services to existing customers who, based on their customer profile, we believe would benefit from these products.  We can also use this information to determine what marketing and distribution channels are likely to be most effective.  We use our retail system as a comprehensive distribution channel for all our products and services.  Thus, unlike some of our competitors, we offer credit cards, property and casualty and life insurance, automobile financing, private retirement plans, asset management and capitalization plans in our branches through the same employees who attend to a client’s traditional banking needs.  Our traditional banking products include checking and savings accounts and certificates of deposit.  Our credit products include overdraft accounts and consumer and personal loans.

          The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float,” the income earned by banks on non-interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system.  At the same time, low inflation permitted more consumer and personal borrowing.  As a result, our fee income as a percentage of our administrative costs increased from approximately 64.6% to 74.6% during the period from December 31, 2000 to December 31, 2004.

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

          Approximately 9.5% of our retail credit to individuals consists of overdrafts on checking accounts on which the spread we earn is higher than the average rate on our loan portfolio.  We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not secured.  In addition, we extend consumer credit loans for the purchase of motor vehicles.  We generally require that these loans be secured by the financed vehicle.  Our secured and unsecured personal loans have maturities ranging from 12 to 18 months for loans for consumer purchases, and our consumer credit loans for the purchase of motor vehicles have maturities ranging from 24 to 60 months.  Our loans to individuals at December 31, 2004 totaled approximately
R$ 17.7 billion, or approximately 41% of our total loan portfolio.

          We are required by law to provide a certain level of financing for housing purposes.  See “– Regulation and Supervision – Financing for Housing Purposes.”  We may make loans either to individual homebuyers or to developers.  Our housing loans are primarily funded from Central Bank-mandated portions of our savings account deposits.  Housing loans generally have a maturity of 15 years.  The Central Bank prescribes maximum interest rates for a specific percentage of these mandated portions based on the economic value of the housing being purchased.  When we do not use the mandated portion of our savings account deposits for housing lending, we are required to purchase mortgage-backed securities.

          We also handle payroll processing of companies, which requires employees of a particular company to maintain an account with us for direct deposit of salaries.  In addition, we acquired a significant public sector employees business in connection with the acquisition of Banerj, Bemge, Banestado and BEG.  We will continue to handle payroll to virtually all state employees in Rio de Janeiro, in Minas Gerais, in Paraná, and in Goiás for a period of five years following their respective acquisition dates, as part of the arrangements relating to those acquisitions.  The states of Minas Gerais, Paraná, Rio de Janeiro and Goiás extended our original concession to manage the payroll of their public sector employees through Banco Itaú until 2010.  We are seeking to consolidate these relationships so that we may continue to provide these services after the expiration of the contracts.

          Personnalité

          One of the pioneers in the Brazilian banking industry in providing a personalized relationship to high-income individuals – those who earn more than R$ 5,000 per month and have investments in excess of R$ 50,000 – since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

          Some of the most notable attributes of Personnalité are the advisory services offered by the Personnalité managers, who understand the specific needs of these customers; and a large portfolio of exclusive products and services available through a network of 78 branches (at December 2004) located in the main Brazilian cities, designed to provide an exclusive and sophisticated atmosphere to conduct our customers’ business.

          Our Personnalité customers also have an extensive network of outlets, including branches and Itaú ATMs throughout the country, through which they may efficiently conduct their banking transactions.  Moreover, our Personnalité customers have access to the modern technology resources of Itaú, including call centers and Internet banking.

          Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment.  The client base was approximately 30,000 in 1996 and reached 172,000 in December 2004, representing R$ 17.2 billion in assets under management, deposits and other accounts.

          Private Bank

          Itaú Private Bank is a leading Brazilian bank in the private banking business in Brazil, providing financial advisory services for over 6,150 accounts.  Our 188 employees are focused in offering financial consulting services to clients with at least US$ 500,000 in investable assets.  In addition, our clients have available a full range of traditional banking and insurance products.

          Financial advisory services are provided by teams of private bankers, supported by product specialists, who recommend the most appropriate solutions for each individual risk profile.  Main local market products include time deposits, mutual funds, treasury products and brokerage.  We serve our clients’ needs for offshore products through an independent bank, Banco Itaú Europa Luxembourg, whose operations are fully dedicated to international private banking.

          We usually manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each client.  Portfolios may include mutual funds managed by other financial institutions.  Fees earned from our private banking customers are, in most cases, based on assets under management.

          On December 31, 2004, our private banking activity both in Brazil and offshore had assets under management amounting to approximately US$ 6.9 billion, including US$ 2.26 billion booked at Banco Itaú Europa Luxembourg.

          In January 2005 Itaú Private Bank was the only Brazilian bank featured among the “Best Private Banks” in the world by Euromoney magazine in its “Survey of Private Banking and Wealth Management”.

          Small Business Banking

          At December 31, 2004, we had approximately 592,000 small and very small business customers.  Approximately 94,000 of them are serviced by our specific small business structure, or UPJ-Unidade Pessoa Jurídica and the remaining 498,000 customers are still served by our regular branches.

          Our small business banking area provides services to companies with annual revenues ranging between R$ 500,000 and R$ 10 million.  We have installed 175 stations inside certain branches located in major Brazilian cities with areas and infrastructure specifically dedicated to our small corporate clients.  We have also trained 563 small business unit managers who offer tailored banking solutions to small businesses and who can give detailed advice to small companies about any of our products and services.

          The products and services offered by our small business operations are similar to those offered by our retail operations, but we are identifying and developing solutions that will be more responsive to the small companies’ needs (such as those related to management of cash flow and lines of credit).

          Our small and very small business loan portfolio consists principally of secured loans; maturities range from up to 30 days for unsecured loans, such as overdrafts on checking accounts, to up to twelve months for working capital loans.  Our loans to small and very small businesses at December 31, 2004 totaled approximately R$ 2.4 billion, or approximately 6% of our total loan portfolio.

          Middle Market Banking

          This area, which we call Itaú Empresas, maintains our day-to-day relationships with approximately 24,000 middle market corporate customers, who represent a broad cross-section of Brazilian companies.  Our middle market clients generally are companies with annual revenues above R$ 10 million.

          We offer a full range of financial products and services to middle market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products.  Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees.  We also conduct financial transactions on behalf of middle market clients, including interbank transactions, open market transactions and futures, forwards, swaps, hedging and arbitrage transactions.

          Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term.  Substantially all of our middle market loans bear rates of interest set at spreads related to various cost of funds indices.  Our spreads on middle market loans tend to be higher than the margins on our loans to corporate customers.  Loans to middle market customers totaled approximately R$ 6 billion at December 31, 2004, or approximately 14% of our total credit portfolio.

          We offer our middle market clients our collections services and electronic payment services.  We are able to provide these services with a very high level of efficiency for virtually any kind of payment, including Internet office banking.  We charge collection fees and fees for making payments, such as payroll, on behalf of customers.

          Itaú Empresas has approximately 280 account officers.  These officers work from one of the 76 specialized offices of Itaú Empresas located within key branches.  Our middle market customers can elect to have their account at any of our branches throughout Brazil.

          Automobile Financing

          At December 31, 2004, our portfolio of car financing, leasing and consortium consisted of 948,148 contracts, of which approximately 72% were non-depositor contracts.

          The automobile financing sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers.  These companies account for approximately 30% of the market.  The remaining 70% of the market is fragmented among numerous commercial banks and our share of the market is approximately 16%.

          According to the Associação Brasileira de Empresas de Leasing–ABEL, the Brazilian association of leasing companies, at December 31, 2004 we were the largest leasing company in Brazil in terms of present value of lease operations, and had a portfolio of approximately R$ 3.8 million.

          As part of the strategic alliance, in March 2003, Itaú acquired the total capital of Banco Fiat S.A., or Banco Fiat, and until March 2013, Banco Fiat will enjoy exclusive rights to the automobile financing and leasing consortium organized by Fiat in Brazil and Fiat’s preferential recommendation to automobile dealerships to use Banco Fiat for automobile financing.

          We lease and finance automobiles through 11,627 dealers.  Through our alliance with Banco Fiat we obtained access to 564 of those dealers.  The sales are made through computer terminals installed in the dealerships that are connected to our computer network.  Each automobile financing application is reviewed based on credit scoring and dealer scoring systems.  The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer.  Credit approvals are usually granted within 20 minutes and one hour, depending on the credit history of the customer.

          In December 2004, we acquired from Intercap its company engaged in sales promotion, which gave us a position in the market segment for financing used cars with an average age of seven years.  This acquisition added 1,100 new stores and 55,000 automobile financings to our portfolio.

          Credit Cards

          We are the leading issuer of credit cards in Brazil in terms of number of cards issued and transaction volume, and ranked first in the Brazilian financial sector in terms of assets at December 31, 2003 according to the 2004 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical.  Our credit card operations include our equity interests in Credicard, which increased to 50% in 2004.  Credicard has been operating independently for 30 years and is the largest issuer of credit cards in Brazil.

          As of December 31, 2004, there were approximately 10.7 million holders of our MasterCard and Visa cards, including holders of cards issued by Credicard, representing 17.7% of the Brazilian credit card market, a 33.1% increase in cardholders from 2003.  For the year ended December 31, 2004, we had total billings of R$ 19.5 billion, or 21.2% of the market, a 26.6% increase in transaction volume from the same period in 2003.

          One of our main strategies in the credit card business is to offer our own credit cards to new depositors.  Accordingly, our first step is to target individuals as depositors, and then offer them our credit cards as one of our many banking products.  As a result of this strategy, more than 40% of our depositors are currently using Itaucard credit cards that they have received through promotions through our branch and ATM networks, and through telemarketing.

          Brazilians still predominantly use credit cards as a means of payment rather than as a credit instrument, although this has been changing over the past few years, particularly due to the reduction in inflation.  Reduction in inflation led to increased consumer consumption and increased merchants’ acceptance of credit cards.

          Asset Management

          In 2004, we were the second largest investment fund manager among private-sector banks in Brazil, based on assets under management, according to ANBID, the national association of investment banks.  As of December 31, 2004, we had total net assets under management of R$ 99.7 billion on behalf of approximately 2.6 million customers.  We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors.  According to ANBID, as of December 31, 2004 we were the largest manager of private bank client assets and the largest private manager of pension fund assets in Brazil, based on assets under management.  As of December 31, 2004, we had R$ 33.9 billion of net portfolio assets under management for pensions, corporations and private bank clients.

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

          We offer and manage 669 investment funds, including mostly fixed income and money market funds.  We offer our retail customers 29 funds, and offer 29 funds to our Itaú Personnalité clients.  Private banking clients may invest in over 63 selected funds, including funds offered by other institutions.  We also offer our corporate and private banking clients customized and exclusive funds.

          In December 2004, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its AM1 (bra) rating (the highest rating granted to an asset manager) for our asset management area.  We have been in the top rating category since July 2003.

          Institutional

          In July 2004, Banco Itaú launched the first Brazilian investment fund aiming at reflecting the variations and profitabilities of the IBRX –50, which is an index composed of the 50 most actively traded stocks on the Bovespa, weighted by the market value of the shares available for trading in the Bovespa stock market.

          Banco Itaú also launched in 2004 an investment fund composed of shares of companies with high standards of corporate governance and commitment to social responsibility and sustainable development.

          Securities Services for Third Parties

          We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder.  In 2004, we were ranked the top provider of securities services to third parties by ANBID.  The market value of securities under our custody at December 31, 2004 was approximately R$ 148 billion.  As of the same date, we acted as transfer agent for 385 Brazilian companies, which represented a market share of approximately 70%.  We were also the registered holder of debentures for 104 companies.

          Our broad range of products relates to both domestic and international custody.  Our products include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, and providing trustee services, nonresident investor services, and acting as custodian for depositary receipt programs.

          Our processing system and specialized staff of 506 employees administers more than 1,900 portfolios for mutual funds and institutional investors and approximately 5 million investor accounts of mutual funds and companies as transfer agent.

          Since June 2001, we have had a collaboration agreement with State Street Corporation, one of the world’s leading specialists in serving institutional investors.  The main purpose of this agreement is to jointly identify and pursue opportunities to expand institutional investment services to our client bases.  This agreement enhanced the services we provide to our clients as a result of the focus and expertise that we and State Street Corporation offer.  We are able to offer, among other services, global custody services to our Brazilian clients, and State Street Corporation is able to provide additional services to its international clients that have activities or interests in Brazil.

          Brokerage

          Itaú Corretora de Valores has provided brokerage services since 1965, with operations on the São Paulo Stock Exchange, or Bovespa, and on the Brazilian Futures and Commodities Market, or BM&F.  According to Bovespa, Itaú Corretora ranked fourth by volume of transactions carried out in 2004, with a volume of R$ 34.6 billion, which represented a market share of 5.7%.  According to the BM&F, Itaú Corretora ranked seventh by number of contracts in 2004, with 14.1 million negotiated contracts, which represented a market share of 4.6%.  Finally, Itaú Corretora ranked fourth in online brokerage business at the Bovespa in 2004, with a volume of R$ 2.8 billion, which represented a market share of 11.3%.  We provide brokerage services for international clients through Itaú Securities Inc., our broker-dealer operations in New York, and through Itaú Europa London Branch.

Itaú Corretora received several awards in 2004:
•	First place in the distribution of equity capital markets deals in the retail segment in 2004 (Bovespa 2004 Awards);
•	Third place in the Institutional Investor’s “The 2004 All-Brazil Research Team” (the best position among the Brazilian domestic brokerage houses);
•

Sixth place in the Latin Finance’s 2004 Latin America Overall Research Ranking and the only Brazilian domestic brokerage house among the top 13 brokerage houses listed in the ranking  (fourth place in Fixed Income and sixth place in Equity); and

•	Top 10 in the Institutional Investor’s 2004 Latin America Equity Sales Ranking.

          Insurance, Private Retirement and Capitalization Products

          Insurance

          At December 31, 2004, we were the second largest insurance group in Brazil, based on written premiums, excluding health insurance, according to SUSEP.  As of December 31, 2004, our written premiums totaled approximately R$ 4.7 billion.  In addition to our own insurance operations, we own an indirect 13.9% equity interest in AGF Brasil Seguros S.A., a general insurance company.

          Our main lines of insurance are life (including VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan providing annuity benefits; see “Private Retirement Plans”), automobile, property and casualty, which accounted for 62%, 17% and 9%, respectively, of written premiums as of December 31, 2004.  Our policies are sold through our banking operations (63% of total premiums as of December 31, 2004), or through independent local brokers (19% of total premiums as of December 31, 2004), multinational brokers (12% of total premiums as of December 31, 2004) and other channels, such as direct marketing (6% of total premiums as of December 31, 2004).  We also retain a minor residual portfolio of health insurance policies.

          We reinsure a portion of the risks we underwrite, particularly large property and casualty risks that exceed the retention limits chosen by us within the limits of the regulations.  Risks that exceed the retention limit must be ceded to IRB Brasil Resseguros S.A.–IRB, a federally controlled entity that has a monopoly on reinsurance in Brazil.  We also buy portfolio protection from IRB.

          One of our objectives is to increase our level of penetration in the Brazilian insurance market through independent local brokers and through multinational brokerage firms in the large risk segment.  We also intend to develop “bancassurance,” which focuses particularly on higher income clients who typically do not use our branches for services on a regular basis.  Bancassurance will involve the development of products specifically designed for these clients, and the use of more efficient marketing channels, such as direct and electronic marketing channels (e.g., telemarketing and Internet advertising).  We expect that the development of bancassurance will result in a reduction in the number of policy cancellations, which will represent cost savings for us.

          We rely heavily on technology in our operations.  For example, approximately 95% of the insurance policies we currently sell through our banking operations and our independent brokers are processed electronically through Internet connections between these distribution channels and our insurance area.  We are continuing to make significant investments in technology in order to further improve our efficiency, reduce costs and decrease fraudulent claims.  Although our claims ratio (retained claims/earned premiums) for the year ended December 31, 2004 was 57.8% compared to the Brazilian insurance ratio of 67.3% for the same period, we seek to further reduce this ratio.

          Among the prizes we received in 2004 were: “The Best Insurance Companies in Brazil”, awarded by Revista Conjuntura Econômica, a Brazilian business magazine; “The most well regarded company – Insurance”, awarded by Revista Carta Capital; and “The Best Companies – Insurance”, awarded by Revista Dinheiro 2004, a business magazine.

          Private Retirement Plans

          In 2004, balances under investment contracts and liabilities for future policy benefits amounted to R$ 8.5 billion, an increase of 56.4% compared to 2003.

          In 2004, Itaú’s reserves in corporate plans grew 49%, while the market as a whole has grown 33%, according to the Associação Nacional da Previdência Privada – ANAPP.  Assets in these plans were R$ 980 million in December 2004.

          At year-end 2004, we were the second largest private retirement plan manager in Brazil based on total assets, according to ANAPP.  As of December 31, 2004, we had R$ 8.7 billion in assets allocated to satisfy our private retirement reserve obligation, an increase of 53.5% as compared to 2003.  We concentrate our activities on managing open private retirement plans, which are undergoing a public pension plan reform and experiencing strong growth.

          Capitalization Products

          Capitalization products are savings account products generally requiring that a client deposit a fixed sum with us, to be returned at the end of an agreed upon term, with interest.  In return, the customer is entered into a periodic drawing that presents the opportunity to win a significant cash prize.  As of December 31, 2004, we had approximately 2.4 million capitalization plans outstanding with assets of R$ 1.1 billion.  We distribute these products through our network of retail and Personnalité branches.  These products are sold by a self-funding subsidiary.  During 2004, approximately 2.4 million titles were sold.  In 2004, we also developed other products in order to reach lower income customers.  We distributed over R$ 29.6 million in money prizes to 881 customers in 2004.

          Banco Itaú BBA

           Itaú BBA is an important provider of sophisticated and complex products and services for corporate customers in Brazil.  Itaú BBA was created when we acquired Banco BBA Creditanstalt.  It combines the basic principles that guided the activities of the former Banco BBA Creditanstalt, including the focus on relationship quality, professional skills, and sophisticated products and services within a flexible environment, with the principal characteristics of Itaú: a sound capital base, liquidity, international brand prestige and recognition, and operational service processing capacity for the corporate segment.

           Itaú BBA’s operating earnings derive from a growing range of products and services offered to its 850 large corporate clients.  This range of products and services includes payroll, direct transfer, advisory activities for mergers and acquisitions, structured finance in Brazil and abroad, and cash management products such as collection and demand deposit accounts.

          Corporate Banking

          The year 2004 was characterized by the establishment of Itaú BBA as one of the country’s largest wholesale banks.

          In investment banking, Itaú BBA expanded significantly the volume and size of its transactions, especially in the fixed income market and initial public offerings.  Itaú BBA strengthened its leadership position, according to ANBID, in the local fixed income market, participating in 17 debenture and promissory note issuances in 2004 in the total amount of R$ 11.9 billion, compared to R$ 7.4 billion in 2003.

          Internationally, Itaú BBA obtained a license on March 29, 2005 from the Chinese banking authorities to open a representative office in Shanghai, China, and opened a Brazilian desk in Argentina, through Banco Itaú Buen Ayre.  In 2004, Itaú BBA substantially increased its credit lines for foreign trade, while reducing funding costs.  International area funding carried terms of up to three years, reflecting the improvement of Brazil’s country risk.  In addition, Itaú BBA is in charge of all activities related to Banco Itaú Holding’s correspondent banks, engaging in businesses with over 120 banks abroad.

          In BNDES on-lending, Itaú BBA and Banco Itaú were leaders in funding large-scale infrastructure projects in 2004.  Itaú Holding was ranked first among on-lending agents for BNDES Finem (corporate financings exceeding R$ 10 million), disbursing a total of R$ 345 million for 19 major projects, plus R$ 161.6 million for BNDES automatic loans.  The Itaú group ranked seventh among all BNDES on-lending agents, disbursing over R$ 820 million for a range of different projects and financings.

          The Itaú group continued to be a major on-lending agent for the International Financial Corporation–IFC, a world leader in promoting sustainable private investment in developing countries.  In 2004, the Itaú group disbursed U$32.4 million in funds to support four strategic private sector projects in Brazil.

          Investment Banking

          During 2004, Itaú BBA was involved in several fixed income debenture issuances by corporate clients, including Suzano Bahia Sul Papel e Celulose S.A., Concessionária da Rodovia Presidente Dutra S.A., Brasil Telecom S.A., Klabin S.A. and Neoenergia S.A.  The terms of the debentures ranged from 3 to 7 years, and amounted approximately R$ 1.8 billion.  Additionally, Itaú BBA participated in Embratel Telecomunicações S.A. and Telesp Celular Participações S.A. R$ 2 billion promissory notes issuance, which represented 89% of the total market in 2004.

          In connection with mortgage-backed securities and credit receivable funds, Itaú BBA sponsored in 2004, among other transactions, WT Securitizadora de Créditos Imobiliários S.A., Imigrantes Securitizadora de Créditos Imobiliários S.A, Companhia Energética de São Paulo–CESP, and Gradiente Eletrônica S.A. offerings in the total amount of approximately R$ 575 million.

          Itaú BBA was in 2004 the coordinator and book-runner for a R$ 768 million initial public offering for Natura Cosméticos S.A., a R$ 600 million issuance for PIBB, Brazil’s first exchange traded fund, and a R$ 437 million initial public offering for Diagnósticos da América S.A.  In 2004, Itaú BBA consolidated its leadership and expertise in conducting public share purchase offerings by advising Electrolux Group, Teléfonos de México S.A. and Cimpor Group.  In addition, Itaú BBA’s mergers and acquisitions area provided services such as evaluation, strategic analysis, equity reorganization, share purchases and dispositions, and structuring of related financing for clients, in segments such as fertilizers, retail, petrochemical, consumer goods, agribusiness, mining, steel and infrastructure, and with particular emphasis on the electricity sector.

          International Operations

          Banco Itaú Buen Ayre and Banco Itaú Europa are the most significant of our international operations follows a brief description of main activities, as well as a general description of the other international operations.

          Banco Itaú Buen Ayre.  In order to further expand our operations in Argentina, we acquired Banco del Buen Ayre in November 1998.  The merger of Banco del Buen Ayre and Itaú Argentina was completed in October 1999, to form Banco Itaú Buen Ayre S.A., or Banco Itaú Buen Ayre.

          The core business of Banco Itaú Buen Ayre is retail banking, with approximately 160,000 active customers in the Argentine middle and upper income bracket at December 31, 2004.  At December 31, 2004, according to accounting practices adopted in Brazil, Banco Itaú Buen Ayre had assets of R$ 1,462 million, loan and leasing operations of R$ 751 million, deposits totaling R$ 1,086 million, and stockholders’ equity of R$ 253 million.

At that date Banco Itaú Buen Ayre had one of the largest branch networks in the Buenos Aires metropolitan area, consisting of 78 branches; one of the largest ATM networks in Argentina, consisting of 227 ATMs; and 39 customer site branches.  Banco Itaú Buen Ayre is significantly concentrated in the Buenos Aires metropolitan area

          Certain measures taken by the Argentine government to control the economic crisis that began in 2000, led to a large amount of depositor class actions against Banco Itaú Buen Ayre (R$ 41 million in total, as of December 31, 2004) demanding the enforcement of the original contracts in U.S. dollars.  The Argentine banking association and Argentine banks in particular, including Banco Itaú Buen Ayre, have instituted administrative actions before the Argentine central bank and the finance sector in order to compensate depositors through the issuance of public debt.

          During the first quarter of 2005, Banco Itaú Buen Ayre, through its investment advisor, Itaú Asset Management, expanded its role in the mutual funds market by purchasing Rembrandt Funds from ABN Amro Argentina.  As of March 31, 2005, Itaú Asset Management constituted 7% of the mutual funds market, ranking fifth as measured by volume, with R$ 441 million under management.  We expect this business to continue expanding.

          Additionally, Itaú Sociedad de Bolsa, a new broker-dealer, launched operations during the month of April 2005, with the same expectations that we have of the funds business.

          Banco Itaú Europa S.A. Controlled by our controlling shareholder, Itaúsa, Banco Itaú Europa S.A. is a Portuguese-chartered bank that focuses on foreign trade financing and direct investments between Brazil and Europe.  Its subsidiary, Banco Itaú Europa Luxembourg S.A., provides offshore private banking businesses to our Brazilian clientele.  All of our transactions with Banco Itaú Europa S.A. are on an arm’s-length basis.

          Other International Operations – These operations have the following objectives:

          (i)          Support our Brazilian clients in cross-border financial transactions and services:

          The international operations area is active in providing our Brazilian clients a variety of financial products such as trade financing, loans from official credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets placements.

          The following units provide client services: Banco Itaú BBA S.A. Nassau Branch (corporate banking business), Banco Itaú S.A.  New York Branch and Banco Itaú S.A. Grand Cayman Branch (concentrated on middle market clientele), Banco Itaú Buen Ayre S.A. (Argentina retail clients, international corporate banking and middle market) and Banco Itaú S.A. Tokyo Branch (Brazilian retail clients living in Japan).

          The Financial Service Agency in Japan granted a banking license to Banco Itaú on September 7, 2004, and the Tokyo Branch started its operations in October of the same year.  The main purpose of Tokyo branch is to offer a portfolio of services and products that satisfy the basic banking needs of Brazilians living in Japan.

          (ii)         Deal with proprietary portfolios and raise capital through the issuance of securities in the international market:

          Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by our Grand Cayman and New York branches, by our banking subsidiary Itaú Bank Ltd., or by Banco Itaú BBA S.A. Nassau Branch.

          Proprietary portfolios are held in Itaú Bank Ltd. (Cayman) and Banco Itaú S.A. Cayman Branch, which in turn have issued subordinated debt that is treated as Tier 2 capital (for a description of Tier 1 and Tier 2 capital, see “Regulation and Supervision–Regulation by the Central Bank–Capital Adequacy Requirements”).  These units also enhance Itaú’s ability to manage its international liquidity.  Itaú BBA’s proprietary positions abroad are booked in the Banco Itaú BBA S.A. Nassau Branch.

          International operations enable the group to establish and monitor trade-related lines of credit from foreign banks, to maintain correspondent banking relationships with money centers and regional banks throughout the world and to oversee our other foreign currency raising activities.

          (iii)        Participate in the international capital markets as dealers:

          The group has international fixed income desks in Brazil (Banco Itaú S.A), New York (Itaú Securities Inc.), Lisbon and London (Banco Itaú Europa S.A), and Argentina (Banco Itaú Buen Ayre S.A.).  Our international fixed income team is active in trading and offering emerging markets securities.  In line with the strategy to become a non-stop market dealer, Itaú intends to open a broker dealer in Hong Kong by the second semester of 2005, which has already been approved by the Brazilian Central Bank.

(iv)	Have a presence in important financial markets through representative offices, such as Frankfurt (covering several countries in Europe).

           In this context, in addition to the entities mentioned above, which were active in December 2004, the China Banking Regulatory Commission granted a license for Banco Itaú BBA on March 29, 2005 to open a Representative Office in Shanghai.

          Trade Financing

           For the year ended December 31, 2004, we financed approximately US$ 3 billion in trade transactions.  Our trade financing activities focus on export, pre-export and import financing.  Export and pre-export financing take the form of an advance to an exporter in reais against a foreign exchange contract entered into with us either before or after the shipment occurs.  We also act as an intermediary between domestic exporters and foreign importers in advancing pre-export financing from the importer to the exporter.  Pre-export and post-export financing constitute the principal part of our trade finance portfolio.  The amount of export financing outstanding at December 31, 2004 was approximately US$ 1.2 billion.

          Our export financing to larger corporate customers is generally unsecured.  We usually require smaller corporate customers to provide security, particularly for pre-export financing.  Export financing is extended in reais and indexed to the U.S. dollar or the relevant foreign currency of the foreign exchange contract.

          We conduct import financing by extending credit and by issuing letters of credit.  At December 31, 2004, Itaú had US$ 397 million (including guarantees) in principal amount of import financing.

          We are licensed by the Central Bank to trade in the foreign exchange markets.  Our foreign exchange transactions are conducted subject to Central Bank limits on our overall daily position.  These limits are intended to control the level of reais in the market and to limit foreign exchange speculation.  In addition, we have internal credit limits on our foreign exchange contracts with other banks.  For the year ended December 31, 2004, our total volume of foreign exchange transactions related to exports was approximately US$ 6 billion and our total volume of foreign exchange transactions related to imports was approximately US$ 4 billion.

Distribution Channels

          Our distribution network provides integrated financial services and products to our markets through a variety of distribution channels.  Our distribution network consists principally of branches, ATMs (automated teller machines) and CSBs (customer site branches, which are banking service centers located on a corporate customer’s premises).

          The following table provides information as to our branch network, customer site branches and ATMs at December 31, 2004 in Brazil and abroad:

	Branches	CSBs	ATMs

Banco Itaú	2,108	752	20,767
Personnalité	82	—	156
Itaú BBA	8	—	—
Other branches, CSBs and ATMs abroad (1)	84	39	227

Total	2,282	791	21,150

(1) Includes Itaú, Itaú BBA and Itaú Buen Ayre.

          The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2004:

Region	Branches	CSBs	ATMs

South	481	166	3,063
Southeast	1,375	498	15,390
Centerwest	211	44	1,163
Northeast	103	22	1,006
North	28	22	301

Total	2,198	752	20,923

          Branches

          As of December 31, 2004, we had a network of 2,198 full service branches throughout Brazil, which include our Personnalité branches.  We have branches in municipalities representing over 84% of Brazil’s GDP at December 31, 2004.  Although our branch network is national, our branches are concentrated heavily in the southeast of Brazil.  At December 31, 2004, 87% of our branches were located in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, which collectively accounted for more than 63% of Brazil’s GDP.  The branch network serves as a distribution network for all of the products and services we offer to our customers.  We also offer credit cards, insurance plans and private retirement plans through our branches.

          Customer Site Branches, or CSBs

          We operated 752 CSBs throughout Brazil at December 31, 2004.  The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs.  The CSBs represent a low cost alternative to opening full service branches.  In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

          ATMs

          We operated 21,150 ATMs at December 31, 2004 for the use of our customers.  The annual volume of the ATMs is approximately 1,074 million transactions.  Our customers may conduct almost all account operations through ATMs.  ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches.  We also have arrangements with other network operators such as Cirrus and Maestro in connection with our ATM services.

          Other Distribution Channels

          We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through different electronic channels, which allow us to conduct our retail operations at a lower transaction cost.  These channels include:

•	Attended telephone services, with an annual volume of 35.7 million transactions,

•	Automated response telephone system, with an annual volume of 129.1 million transactions,

•	Home and office computer banking system, with an annual volume of 525.3 million transactions,

•	Account information via facsimile transmissions, with an annual volume of 7.7 million transactions,

•	POS/PDV/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the point of sale, with 157.7 million transactions per year,

•	various others, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

Risk Management

          The Brazilian Central Bank has announced its intention to implement changes in regulations in financial institution risk management operations in the near future.  These changes will be based on the principles and rules provided for in the New Capital Accord that was issued in June 2004 by the Basel Committee on Banking Supervision (Basel II).  The Basel II principles and rules include:

•	extension of the minimum capital requirements for coverage of the various risks based on internal models of financial institutions,

•	improvement of banking surveillance, and

•	significant expansion of the existing disclosure requirements.

          Basel II contains a new methodology to calculate the minimum regulatory capital requirements for financial institutions, and takes into account the particular risk factors assumed by each of them.

          Itaú’s efforts will be concentrated on the accord’s Pillar 1 rules related to operational and credit risks.  We will use the advanced approaches for both types of risk and a substantial portion of the Basel II requirements are currently incorporated in our risk management tools.

          We have anticipated these trends by developing and improving proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures.  The models are based on the following elements:

•	economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions,

•

quantification of market risks by value at risk (VaR); of credit risks by the use of portfolio management models, credit scoring and proprietary rating models; and of operational risks by the use of  internal statistical models,

•	daily monitoring of positions in relation to pre-established market risk limits, and

•	simulations of alternatives for protection of any liquidity losses and contingency plans for crisis situations.

          In order to further comply with the new requirements of these more advanced risk models provided for in Basel II, we established internal committees composed of executives from all areas of the corporation.  In 2004, these committees were responsible for elaborating an action plan to define the activities required in connection with compliance of our operations with Basel II.  We believe that the changes to be implemented will result in lower capital requirements and, therefore, will establish grounds for an increase in volume of credit operations resulting from the same capital base.

          Risk management is under the responsibility of the following committees:

•	our credit senior commission, which sets overall credit risk policy and makes major credit risk decisions,

•	our monitoring of financial risks senior commission, which sets policies and limits for market and liquidity risks, and monitors positions on a consolidated basis, and

•

our audit and monitoring of operational risks senior commission (comissão superior de auditoria e acompanhamento de riscos operacionais), which monitors operational risk controls and compliance systems.

Market and Liquidity Risk Management

          Market and liquidity risk is the responsibility of our monitoring of financial risks senior commission.  The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios.  It also determines criteria for internal fund transfers and establishes minimum reserve limits.

          To manage liquidity, we monitor and analyze liquidity through statistical and financial projections models, which enable analysis of the variables that affect our cash flows and our liquidity levels.

          We establish minimum liquidity reserve limits based on analysis of the volatility of certain variables and of political and economic scenarios.  These limits are periodically reviewed in light of guidelines set by the monitoring of financial risks senior commission, or as a result of new market conditions and our strategic and commercial decisions.

          Under Resolution 2,804 issued by the Central Bank, the following information is submitted periodically to our monitoring of financial risks senior commission:

•	different scenarios of liquidity projections;

•	contingency plans for crisis situations; and

•	reports that allow the monitoring of risk positions for a period of up to two years.

          To manage and control market risk, we have implemented internal risk management and valuation models.  These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends, and seek to avoid adverse market movements.  Our VaR model analyzes volatility and correlation of market rates on overnight basis.  The model provides statistical results at a 99% confidence level.  See “Item 11 – Qualitative and Quantitative Disclosures About Market Risk – Market Risk.”

          The monitoring of financial risks senior commission analyzes the statement of income and risk information on a weekly basis and establishes limits for our risk exposures, interest rate positions and foreign currency risk positions.  It takes into account correlations across different markets.  Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered in risk models.  In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

          Credit Risk Management

          Our credit risk management is centralized and carried out by a specific structure under the corporate risk area, which congregates operational and market risk.  Our credit senior commission defines the credit policies of the different divisions.  The credit committees establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies.  In the case of very large credit operations, the credit committee must also consult with the credit senior commission.  In addition, the credit senior commission analyzes cases that have received the negative opinion of at least one of the members of the credit committee or cases with greater significance or special features.

          Within the retail and small business operations, most types of loans to individuals and small companies are subject to our automated credit process.  When an account is established with us, we obtain information about the customer’s income, wealth, professional standing (in the case of individuals).  Moreover, external information is also gathered automatically and, credit record and relationship history is always updated.  Based on this data and advanced credit and behavioral scoring models, we assign each customer an aggregate credit limit.  The client must provide new credit information to us at least annually.  The automated credit process applies to overdraft accounts, credit cards, consumer and personal loans and automobile financing.

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

          In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil.  This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$ 10 million) and corporate divisions.  Within this high middle and corporate division, we currently have ratings for approximately 3,000 business groups comprising approximately 20,000 companies.  Credit assignments are reevaluated at least on a yearly basis, or sooner if something relevant comes to the attention of the credit area.

          We assign each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans.  The amount of the limit depends upon the experience of the particular manager and economic conditions.  Within Itaú, which is focused on retail and small and medium enterprises, credit managers may approve values between R$ 800,000 and either R$ 3.0 million or R$ 8 million (if two credit managers are acting together), depending on the rating attributed to the borrower under the automated credit process.  For loans between R$ 3 million and R$ 12 million, approval must be given by a credit director.  Loans between R$ 10 million and R$ 60 million require approval from the credit committee, and may require approval from the credit senior commission, depending on the terms of the proposed loan and the credit rating of the proposed borrower.  In addition, any loan greater than R$ 60 million is subject to the approval of the credit senior commission.

          At Itaú BBA, which targets the large corporate divisions, the credit decision process is also based on the rating and size of the loan.  There is no individual authority and the lowest credit authority is represented by two commercial directors and the credit director/credit representative, who, together, can approve up to R$ 75 million, depending on the risk rating and the term of the credit being granted.  The highest credit authority within Itaú BBA is represented by the commercial vice-president and the credit director, who, together can approve up to R$ 100 million, depending on the risk rating.  Any loan above R$ 100 million has to be submitted to the approval of Itaú Holding credit senior commission.

          Operational Risk Management

          Operational failures can arise in different ways, including processing errors, improper behavior of employees, fraud, and interruption of activities, among others.  We have rigid policies and control mechanisms that are intended to create an adequate control environment, which is capable of monitoring operational risk in a consistent manner, and guarantee mitigation of them.

          In anticipation of rules of Basel II, we began developing a sophisticated database to provide information on operational losses.  It consists of two modules.

          The first module, which is primarily focused on the management of operational risk, has already been implemented at Itaú, Banco Itaú Buen Ayre and Itaú BBA.  It permits a standard registration for events involving operational errors that have a material financial impact or which result in a risk to our image.  This tool, which is used in conjunction with the CSA system (Control Self Assessment), allows the managers of each business line, in cooperation with risk officers, to identify the risk incurred and develop a quick and comprehensive response.  In addition, preventive actions are implemented to avoid repetition on the errors.

          The second module, currently in an advanced stage of implementation, focuses on control of operational risks and includes a database of operational losses, such as frauds suffered and lawsuits.  Statistical models are applied to the database to measure and control operational risks.

          In addition, we are currently improving mechanisms that permit more adequate allocation of capital to individual business lines.  They will individually consider the level of control and quality of processes, thus allowing refinement of pricing for products and services offered by the institution.

          Insurance Underwriting and Portfolio Risk Management

          Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business.  This approach is designed to maintain high quality underwriting and pricing discipline.  In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation.  This information provides specialized knowledge about industry segments and helps analyze risk based on account characteristics and pricing parameters.  With respect to auto insurance, we use information from the applicant and take into account factors such as gender, age, driving experience and use of the vehicle.  The information is applied to rating programs used by independent selling brokers and other channels.

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions.  As of December 31, 2004, total deposits amounted to approximately R$ 38.2 billion representing 53.0% of total funding. Our savings deposits represent our major source of funding which, as of December 31, 2004 accounted for 50.2% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2004 and 2003:

	2004		2003

	Millions of R$	% of total funding	Millions of R$	% of total funding

Deposits	38,273	53.0	33,244	47.4
Demand deposits	10,586	14.7	9,322	13.3
Other deposits	151	0.2	—	—
Savings deposits	19,197	26.6	18,521	26.4
Time deposits	8,093	11.2	4,412	6.3
Deposits from banks	246	0.3	989	1.4
Federal funds purchased and securities sold under repurchase agreements	6,786	9.4	9,473	13.5
Total short-term borrowings	12,354	17.1	12,440	17.7
Trade finance borrowings	2,502	3.5	4,756	6.8
Local on-lendings	336	0.5	189	0.3
Mortgage notes	—	—	152	0.2
Euronotes	82	0.1	539	0.8
Securities issued by us sold to customers under repurchase agreements	9,256	12.8	6,703	9.5
Diversified payments right	—	—	72	0.1
Other short-term borrowings	178	0.2	29	—
Total long-term debt	14,739	20.5	15,112	21.4
Local on-lendings	4,107	5.7	4,270	6.1
Euronotes	521	0.7	1,373	2.0
Fixed rate notes	551	0.8	6	—
Mortgage notes	1	—	20	—
Trade financing borrowings	2,858	4.0	2,523	3.5
Debentures	—	—	427	0.6
Subordinated debt	4,456	6.2	4,394	6.2
Diversified payments right	1,903	2.6	1,903	2.7
Other long-term debt	342	0.5	196	0.3
Total	72,152	100.0	70,269	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2004 and 2003:

(in millions of R$)

	2004

	0-30 days	31-180 days	181-365 days	Over 365 days	Total

Non-interest bearing deposits	10,737	—	—	—	10,737
Demand deposits	10,586	—	—	—	10,586
Other deposits	151	—	—	—	151
Interest bearing deposits	22,101	2,199	1,870	1,366	27,536
Savings deposits	19,197	—	—	—	19,197
Time deposits	2,691	2,166	1,870	1,366	8,093
Deposits from banks	213	33	—	—	246
Total	32,838	2,199	1,870	1,366	38,273

	2003

	0-30 days	31-180 days	181-365 days	Over 365 days	Total

Non-interest bearing deposits	9,322	—	—	—	9,322
Demand deposits	9,322	—	—	—	9,322
Interest bearing deposits	20,498	960	1,060	1,404	23,922
Savings deposits	18,521	—	—	—	18,521
Time deposits	1,057	937	1,017	1,401	4,412
Deposits from banks	920	23	43	3	989
Total	29,820	960	1,060	1,404	33,244

The following table sets forth the mix of the individual and corporate time deposits at our domestic offices, divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2004 and  2003:

	2004	2003

Retail	6.2%	14.3%
Personnalité	0.7%	0.7%
Middle market	0.6%	0.4%
Corporate	92.5%	84.6%
Total	100.0%	100.0%

          Other Sources

          We also act as a financial agent through borrowing funds from Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank, or Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais – FINAME, the national industrial finance authority, and passing the funds at a spread determined by the government to the targeted sectors of the economy.  These borrowings are primarily in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development.  As of December 31, 2004, we participated as on-lender in BNDES and FINAME - financed transactions valued at approximately R$ 4.4 billion.  See “– Operations – Banco Itaú BBA S.A. – Corporate and Investment Banking.”

          We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies.  As of December 31, 2004, our total import and export funding was approximately R$ 5.4 billion.

          In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions.  These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar.  As of December 31, 2004, we had approximately R$ 1.1 billion outstanding of structured and financial transactions.  Our international operations, including our Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments.  See “– Operations – Services provided by both Itaú and Itaú BBA.”

          We also generate additional funds for our operations through the resale to our customers of our securities issued by us and previously held in our treasury account.  Our customers have the right to sell the securities back to us at their option until the maturity date.  We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate.  Total funding under this financial product as of December 31, 2004 amounted to R$ 9.3 billion.

          We also obtain funds from securitization transactions relating to our non-Brazilian diversified payment orders.  These transactions are effectively secured loans collateralized by our current and future payment orders and because of that, the effective interest rates charged on these funds are lower than could otherwise be obtained through other available financing alternatives.  As of December 31, 2004, our outstanding balance was R$ 1.9 billion.

          In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

          Over the last five years (from 2000 through 2004), we have made technology investments of R$ 1.8 billion.  We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

Competition

          General

          The last several years have been characterized by increased competition and consolidation in the financial services industry.

          Retail Banking

          The markets for financial and banking services in Brazil are highly competitive.  At December 31, 2004, there were 139 multiple-service banks, 24 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

          We, together with Banco Bradesco, Unibanco, Banco Santander and ABN-Amro, dominate the private multiple services banking sector.  At December 31, 2004, these banks accounted for more than 59% of the Brazilian multiple services private banking sector’s total assets.  We also face competition from public-sector banks.  Banco do Brasil S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 31% of the banking system’s total assets at December 31, 2004.

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

          The federal government has announced that it intends to privatize certain state-owned banks in the near future and these privatizations may trigger the acquisition of other Brazilian banks.

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

          Insurance

          The Brazilian insurance market is highly competitive.  As of December 31, 2004, this industry consisted of approximately 130 insurance companies of varying sizes.  Our primary competitors in this sector are Sul América Seguros, Bradesco Seguros, Porto Seguro Seguros, Unibanco AIG Seguros and AGF Brasil Seguros.  At December 31, 2004, we represented approximately 12.6% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market.  We also face competition from local or regional companies with well-established presences in their respective region.

          Private Retirement Plans and Capitalization Products

          Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil and Unibanco, which, like us, take advantage of their extensive branch network to gain access to the retail market.

          Corporate and Investment Banking

          In the corporate and investment banking area, Itaú BBA faces competition from some of the largest Brazilian banks, namely Bradesco, Unibanco and Banco do Brasil as well as some of the international financial groups including, BankBoston, Citibank, HSBC, Santander, ABN-Amro and UBS.  Additionally, smaller banks, including Votorantim, ABC Brasil, Alpha, Pactual and Safra, are active in the corporate sector.

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

The Banking Reform Law

          Overview

          The banking reform law regulates the National Financial System, which is composed of the CMN, the Central Bank, Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social–BNDES (the government-controlled development bank) and numerous public- and private-sector financial institutions.  This law grants to the CMN the power to control lending and capital limits, approve monetary budgets, establish foreign exchange and interest rate policies, oversee activities related to the stock exchange markets, regulate the constitution and functioning of public- and private-sector financial institutions, grant authority to the Central Bank to issue paper money and establish reserve requirement levels, and sets forth general directives pertaining to the banking and financial markets.

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

•

the ratio of capital to assets of 11% mentioned above must be calculated based on the consolidation of all financial subsidiaries (partial consolidation basis), as well as from July 2000 on a fully consolidated basis, i.e., including all financial and non-financial subsidiaries; in making these consolidations, Brazilian financial institutions are required to take into account all investments in Brazil or abroad whenever the financial institution holds, directly and indirectly, individually or together with another partner, (i) rights that ensure a majority on corporate resolutions of the invested entity, (ii) power to elect or dismiss the majority of the management of the invested entity, (iii) operational control of the invested company characterized by common management, and (iv) effective corporate control of the invested entity characterized by the total of the equity participation held by its management, controlling individuals or entities, related entities and the equity participation held, directly or indirectly, through investment funds.  Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes.

          For limited purposes, the Central Bank establishes the criteria for the determination of Reference Capital for Brazilian financial institutions.  In accordance with those criteria, the capital of the banks is divided into Tier 1 and Tier 2 capital.

•

Tier 1 capital is represented by the stockholders’ equity plus positive result account and less negative result account, excluding the revaluation reserves, contingency reserves and special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock and the preferred redeemable stock.

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

          Foreign Currency Exposure

          The total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, will not exceed 30% of their adjusted stockholders’ equity.

          Liquidity and Fixed Assets Investment Regime

          The Central Bank prohibits Brazilian multiple-service banks, including our bank, from holding, on a consolidated basis, permanent assets in excess of 50% of their adjusted Reference Capital.  Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

          Lending Limits

          A financial institution may not extend loans or advances, grant guarantees, underwrite or hold in its investment portfolio securities of any client or group of affiliated clients that, in the aggregate, exceed 25% of the financial institution’s adjusted Reference Capital.

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

          Credit transactions involving customers whose debts do not exceed R$ 50,000 may be classified for Central Bank purposes based exclusively on the observed delay in payments criteria.

          Provision for Loan Losses for Income Tax Deduction Purposes

          Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income.  The period during which these deductions may be made depends on the amounts involved and the type of transaction.

          Foreign Currency Loans

          Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) if for the purpose of on-lending those funds in Brazil to Brazilian corporations and financial institutions.  The Central Bank may establish a minimum term for borrowings of foreign currency.  Currently, there is no minimum term requirement, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions at a rate of 5% levied on the notional amount in local currency of the foreign currency exchange contract entered into for the inflow of resources.

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

          Foreign Currency Position

          Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank.  The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets.  These limits vary according to the type of financial institution performing foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the stockholders’ equity of the relevant institution.  Financial institutions in Brazil are subject to the following limits:

•

Long positions are limited to US$6 million for institutions authorized by the Central Bank to carry out transactions on the foreign exchange market; amounts exceeding these limits are required to be deposited with the Central Bank.

•

There are no limits on the foreign exchange short positions of financial institutions authorized to operate the foreign exchange market, provided that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by such financial institutions will not exceed 30% of their adjusted stockholders’ equity.

          Establishment of Offices and Investments Abroad

          For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in entities outside Brazil, it must obtain the prior approval of the Central Bank, which will be contingent on the applicant Brazilian bank being able to meet the following four criteria:

•	the Brazilian financial institution must have been in operation for at least six years;

•

the Brazilian financial institution’s paid-in capital and stockholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300% of the minimum paid-in capital and stockholders’ equity required by Central Bank regulations for commercial banks;

•	the Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision; and

•	the Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.

          Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch with the competent foreign authorities and begin operations within one year.  Failure to observe these conditions will result in automatic cancellation of the authorization and repatriation of the amounts remitted abroad, along with any accrued profits earned on the investment.

          Financing for Housing Purposes

          As a multiple bank authorized to operate savings accounts, we are required to use most of the funds deposited in these accounts in real estate financings.  From the total amount deposited, the largest part must be invested in real estate financings with reduced interest rates for lower value properties.  The remaining amount may be used in other financing transactions with regular market rates.

          Regulation of Independent Auditors

          On May 29, 2003, the Central Bank adopted Resolution 3081, revoked by Resolution 3198 of May 27, 2004 (which was updated by Resolution 3271 of March 24, 2005), which consolidates and regulates the rules relating to independent audit services provided to financial institutions.  The main changes are the following:

•	mandatory limited review of quarterly financial information provided to the Central Bank;

•

the financial institution will have to appoint one executive officer, who is technically qualified to supervise the applicability of the rules and who will be responsible for delivering any information and responsible for reporting any eventual fraud or negligence, notwithstanding any other applicable regulation;

•	definition of certain services that the independent auditor will not be able to offer due to the risk of losing independence, following the standards already required by the CVM;

•	the rotation of the independent auditor firm every five years. The same firm can only be hired again after three years;

•

financial institutions that present Reference Capital equal or above R$1.0 billion will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge.  The members of the audit committee will only be allowed to be part of the committee again after three years from the five-year office term.  The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, and recommend the improvement or change of policies and procedures, among other responsibilities.  From December 31, 2004, each audit committee must publish a summary of the audit committee report, together with the six-month financial statements;

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

          IOF (Imposto Sobre Operações Financeiras)

          The IOF is a tax on financial transactions.  IOF rates have been changed from time to time in accordance with the government’s policy of either restricting or encouraging capital inflows from abroad and restricting credit to individuals.  Foreign-sourced loans with a term of less than 91 days are subject to a 5% IOF tax rate levied at the time of the foreign exchange transaction.  Individuals and legal entities are currently required to pay 1.5% IOF tax per year on any financing, including credit financing, discounts and factoring transactions.  An IOF rate of 2.0% is currently imposed on foreign exchange transactions related to the payment of credit card expenses abroad.  The current regime does not impose IOF on privatization funds, fixed income funds, interbank transactions involving financial institutions located abroad and local financial institutions authorized to deal in foreign exchange by the Central Bank and the creation of short-term deposits by foreign entities with Brazilian financial institutions.

CPMF (Contribuição Provisória Sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira)

          The CPMF is a tax on financial transactions currently imposed on any bank account debit, at a current rate of 0.38%.  Proceeds resulting from its collection are used to fund the national health program and a national program to eliminate poverty.

          The CPMF is set to expire on December 31, 2007.  The CPMF is not levied on withdrawals from the following accounts:

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

          The CPMF is not charged on withdrawals from banking accounts of deposits for investment and used exclusively for investment purposes of fixed and variable income of any type, including savings accounts.

          The operations and the agreements related to the purchase and sale of shares and related to accounts of foreign investors for the entries in the country and remittances to foreign countries of invested financing resources are not deemed to be part of the investment checking accounts.  However, such accounts may be considered as investment checking accounts and therefore be exempted from the CPMF if the source of such funds can be identified.  The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.  Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of preferred shares by means of a foreign exchange transaction, the CPMF tax should be levied on the amount to be remitted abroad in reais.  In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

          Financial Transactions

          Generally, the IRF (Imposto de Renda na Fonte) is a tax imposed on the following types of income:

          (i)           income from fixed or variable rate financial transactions, including hedging transactions, at a rate ranging from 15% to 22.5%.  These rates vary according to the type and terms of the transaction;

          (ii)          income from equity investment funds, at  the rate of 15% in the event the shares are redeemed by the investor; and

          (iii)         income from all other long- and short-term investment funds other than those mentioned in item (ii) above, at rates ranging from 15% to 22.5%.

          Foreign investors are subject to the IRF mentioned below, if they are residents of a country where the maximum income tax rate is less than 20%.  The IRF for qualifying foreign investors is imposed in the following manner:

          (i)           income from equity investment funds, swap transactions, and other transactions on the futures markets not carried out on the Brazilian stock exchange, at a rate of 10%; and

          (ii)          income from all other fixed-rate investments conducted through the Brazilian stock exchange or the over-the-counter market, at a rate of 15%.

          Net profits gained on stock exchanges, over-the-counter markets, futures markets and the like are subject to a 15% rate, although day trade gains are taxed at 20%.  However, net profits earned by individuals on stock transactions effected through a stock exchange are exempt from tax if the sales during the month do not exceed R$ 20,000.

Foreign Investment

          Foreign Banks

          The establishment in Brazil of new branches by foreign financial institutions, i.e., financial institutions which operate and have a head office offshore, is prohibited, except when duly authorized by the Brazilian government, in which case they should take into account international treaties, the policy of reciprocity and the interest of the Brazilian government.  Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

          Foreign Investments in Brazilian Financial Institutions

          Foreign investment in Brazilian financial institutions, by individuals or companies, is permitted only if specific authorization is granted by the Brazilian government, which authorization may be granted in light of international treaties, the policy of reciprocity or the interest of the Brazilian government.

          Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless legislation says otherwise,

•	any foreign entity that directly owns shares of Brazilian companies must be registered with CNPJ (the corporate taxpayer registry),

•

foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank through the Module RDE-IED of the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank,

•

the Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil, and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

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

Insolvency Laws

          General

          A bill that considerably changes the rules applicable to bankruptcy and insolvency proceedings was approved by the Brazilian National Congress in February 2005 and became effective as of June 9, 2005.  This bill intends to modernize the bankruptcy and insolvency legislation and creates new procedures regarding a company’s financial reorganization.  These new rules may have an impact on the current applicable interest rates and banking spreads.

          Bankruptcy Proceedings

          Bankruptcy proceedings may be commenced if it can be established that the company is in default on any obligation, which entitles its creditors to obtain a summary judgment in court, or if the company commits certain bankruptcy-related crimes, such as fraud.  Once a bankruptcy proceeding commences, a petition is made to the court requesting a receivership order for the protection of the bankrupt entity’s assets.  Upon receipt of the order, the property of the debtor is vested in an official receiver and remains under his administration until the end of the bankruptcy proceedings.

          Preferred/Priority Claims

          Employees’ wages and indemnities (limited to 150 minimum wages for each creditor) have the highest priority of any claims against the bankrupt entity.  Subject to super-priority conferred on other debt by special legislation, other claims are then accorded priority in the following order:

•	secured debt (limited to the value of the asset securing the debt),

•	tax claims,

•	debt with special privilege over certain assets,

•	debt with general privilege,

•	unsecured debt, and

•	subordinated debt.

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

•	the financial institution has experienced losses that may pose a risk to its unsecured creditors.

          Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceeding.

          Deposit Insurance, Credit Guarantees and Liquidity Assistance

          In November 1995, the Brazilian government created the Fundo Garantidor de Créditos–FGC, the credit guarantee fund, to guarantee customer deposits up to a maximum of R$ 20,000 in case of intervention or liquidation of financial institutions in the same financial group where those deposits are made.  The FGC is administered by a board of directors appointed by the Confederação Nacional de Instituições Financeiras–CNF, the national confederation of financial institutions.  The FGC is funded by mandatory monthly contributions by Brazilian financial institutions of 0.025% of the balance of the accounts guaranteed by the FGC.  When the assets of the FGC reach 5% of the total amount covered by the guarantee, the CMN may suspend or reduce, temporarily, the percentage of contribution of the financial institutions to the FGC.

          In January 2000, the Brazilian government created a special line of credit with the Central Bank (redesconto) to assist multiple services banks, commercial banks and savings and loan associations in purchasing and reselling securities, credits and credit rights derived from the assets of those institutions.

Privatization of State-Controlled Banks

          In order to reduce the participation of Brazilian states in banking activities, the Brazilian government has established certain procedures for the privatization, liquidation or transformation into non-financial institutions of financial institutions currently controlled by Brazilian states.

          The Brazilian government, subject to certain conditions relating to the guarantees to be provided by the Brazilian states, may, at its discretion:

•	acquire control of a financial institution for the purpose of its privatization or liquidation,

•	finance the liquidation or transformation of a financial institution into a non-financial institution when such action is instituted by its controlling shareholder,

•	finance any prior adjustments necessary for the privatization of a financial institution,

•	purchase contractual credits held by a financial institution against its controlling shareholder and entities controlled by that shareholder and refinance those credits, and

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

Insurance Regulation

          The Brazilian insurance system is governed by three regulatory agencies:  the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), the Superintendency of Private Insurance (SUSEP) and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar–ANS).  With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social).  Insurance companies sell policies through qualified brokers.  In accordance with recent changes in Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the superintendency of private health insurance.

          Insurance companies must set aside reserves to be invested in specific types of securities.  As a result, insurance companies are major investors in the Brazilian financial markets and are subject to the rules of the CMN regarding the investment of technical reserves.

          Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP, or by ANS, the insurance sector regulators, except for procedures verifying the sufficiency of assets for the payment of unsecured credits or relating to acts that may be considered bankruptcy-related crimes.  Dissolutions may be either voluntary or compulsory.  The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

          There is currently no restriction on foreign investments in insurance companies.

          According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules.  Currently, only IRB Brasil Resseguros S.A.–IRB, which is controlled by the Brazilian government, may offer reinsurance in Brazil.  Companies not controlled by the Brazilian government, including foreign companies, will be entitled to offer reinsurance in Brazil when IRB’s privatization process is concluded.

Other Recent and Prospective Regulatory Changes

          On December 31, 2003, two constitutional amendments were approved by the Brazilian National Congress.  The 41st amendment modified the criteria of retirement and subsequent social security benefits of public-sector employees.  The 42nd amendment simplified the Brazilian tax system, while maintaining the overall levels of tax assessment.  The 45th amendment, approved on December 8, 2004, is an important step towards the restructuring of the Brazilian judiciary system and is expected to cause Brazilian courts to accelerate the granting of final decisions.  Furthermore, labor reform has been proposed by the Lula administration and is currently being considered in the Brazilian National Congress.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5 – Operating and Financial Review and Prospects.”  Information is presented as of and for the years ended December 31, 2004, 2003 and 2002, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2001 and 2000.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using daily book balances for the years ended December 31, 2004 and 2003 (except for balances of Itaú BBA which were computed on month-end book balances) and month-end book balances for the year ended December 31, 2002.

Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities.  Therefore, interest income has not been presented on a tax-equivalent basis.

				(in millions of R$, except percentages)

	2004			2003			2002

Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

Interest-earning assets	84,929	15,733	18.5%	77,608	16,093	20.7%	58,272	14,556	25.0%
Interest-bearing deposits in other banks	11,578	1,215	10.5%	9,562	1,331	13.9%	6,434	927	14.4%
Securities purchased under resale agreements and federal funds sold	11,738	1,618	13.8%	7,802	1,612	20.7%	7,215	796	11.0%
Central Bank compulsory deposits	6,085	711	11.7%	5,413	928	17.1%	2,998	420	14.0%
Trading assets and securities:	19,426	2,938	15.1%	21,965	3,315	15.1%	13,037	4,452	34.1%
Trading assets, at fair value	8,244	1,903	23.1%	11,116	2,411	21.7%	5,355	2,857	53.4%
Available for sale securities, at fair value	8,933	823	9.2%	9,543	786	8.2%	7,555	1,532	20.3%
Held-to-maturity securities, at amortized cost	2,249	212	9.4%	1,306	118	9.0%	127	63	49.6%
Loans and leases	36,102	9,251	25.6%	32,866	8,907	27.1%	28,588	7,961	27.8%
Non-interest-earning assets	26,525			26,933			23,987
Cash and due from banks	2,099			1,507			3,126
Central Bank compulsory deposits	2,948			3,044			3,350
Non-performing loans	1,399			1,474			1,329
Allowance for loan and lease losses	(2,858)			(2,416)			(2,621)
Premises and equipment, net	2,627			2,536			2,800
Investments in unconsolidated companies	1,196			1,357			1,029
Goodwill and intangibles assets, net	1,871			1,578			1,286
Other assets	17,243			17,853			13,688
Total assets	111,454			104,541			82,259

				(in millions of R$, except percentages)

	2004			2003			2002

Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

Interest-bearing liabilities	65,553	6,578	10.0%	64,688	6,645	10.3%	44,405	7,034	15.8%
Interest-bearing deposits:	23,547	2,012	8.5%	24,799	3,252	13.1%	19,692	1,704	8.7%
Saving deposits	18,764	1,275	6.8%	17,827	1,655	9.3%	17,366	1,330	7.7%
Deposits from banks	497	50	10.1%	796	150	18.8%	120	24	20.0%
Time deposits	4,286	687	16.0%	6,176	1,447	23.4%	2,206	350	15.9%
Securities sold under repurchase agreements and federal funds purchased	10,809	1,870	17.3%	8,801	1,683	19.1%	9,591	1,110	11.6%
Borrowings:	26,148	2,065	7.9%	29,062	1,264	4.3%	14,671	4,101	28.0%
Short-term borrowings	10,808	1,173	10.9%	13,589	663	4.9%	6,067	1,840	30.3%
Long-term debt	15,340	892	5.8%	15,473	601	3.9%	8,604	2,261	26.3%
Investment contracts	5,049	631	12.5%	2,026	446	22.0%	451	119	26.4%
Non-interest-bearing liabilities	30,577			26,947			28,068
Non-interest-bearing deposits	8,885			7,336			6,574
Other non-interest-bearing liabilities	21,692			19,611			21,494
Stockholders’ equity	15,324			12,906			9,786
Total liabilities and stockholders’ equity	111,454			104,541			82,259

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2004 compared to 2003 and for the year ended December 31, 2003 compared to 2002.  Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other.  Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period.  Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period.  We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

			(in million of R$)

	Increase/(decrease) due to changes in:

	2004/2003			2003/2002

	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change

Interest-earning assets:	1,232	(1,592)	(360)	4,440	(2,904)	1,537
Interest-bearing deposits in other banks	249	(365)	(116)	436	(32)	404
Securities purchased under resale agreements and federal funds sold	650	(644)	6	70	746	816
Central Bank compulsory deposits	105	(322)	(217)	398	110	508
Trading assets and securities:	(619)	242	(377)	2,372	(3,509)	(1,137)
Trading assets	(654)	146	(508)	1,898	(2,344)	(446)
Available for sale securities	(53)	90	37	330	(1,076)	(746)
Held-to-maturity securities	88	6	94	144	(89)	55
Loans and leases	847	(503)	344	1,164	(218)	946
Interest-bearing liabilities:	301	(368)	(67)	3,484	(3,873)	(389)
Interest-bearing deposits:	(335)	(905)	(1,240)	1,031	517	1,548
Saving deposits	83	(463)	(380)	36	289	325
Deposits from banks	(44)	(56)	(100)	127	(1)	126
Time deposits	(374)	(386)	(760)	868	229	1,097
Securities sold under repurchase agreements and federal funds purchased	358	(171)	187	(98)	671	573
Borrowings:	(164)	965	801	2,201	(5,038)	(2,837)
Short-term borrowings	(159)	669	510	1,140	(2,317)	(1,177)
Long-term debt	(5)	296	291	1,061	(2,721)	(1,660)
Investment contracts	442	(257)	185	350	(23)	327

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2004, 2003 and 2002.

	(in millions of R$, except percentages)

	2004	2003	2002

Total average interest-earning assets	84,929	77,608	58,272
Total average interest-bearing liabilities	65,553	64,688	44,405
Net interest income(1)	9,155	9,448	7,522
Average yield on average interest-earning assets(2)	18.5%	20.7%	25.0%
Average rate on average interest-bearing liabilities(3)	10.0%	10.3%	15.8%
Net interest spread(4)	8.5%	10.4%	9.2%
Net interest margin(5)	10.8%	12.2%	12.9%

(1) Total interest income less total interest expense.

(2) Total interest income divided by average interest-earning assets.

(3) Total interest expense divided by average interest-bearing liabilities.

(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(5) Net interest income divided by average interest-earning assets.

Return on Equity and Assets
The following table sets forth selected financial data for the periods indicated:

(in millions of R$, except percentages)

	2004	2003	2002

Net income	4,634	3,281	2,828
Average total assets	111,454	104,541	82,259
Average stockholder’s equity	15,324	12,906	9,786
Net income as a percentage of average total assets	4.2%	3.1%	3.4%
Net income as a percentage of average stockholder’s equity	30.2%	25.4%	28.9%
Average stockholder’s equity as a percentage of average total assets	13.7%	12.3%	11.9%
Dividend payout ratio per share (1)	29.6%	33.8%	29.3%

(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A – Key Information – Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2004, 2003 and 2002.  The amounts exclude our investments in securities of unconsolidated companies.  For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements.  Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost.  See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)

	2004	% of total	2003	% of total	2002	% of total

Trading assets, at fair value	11,995	100.0%	10,638	100.0%	7,731	100.00%
Brazilian federal government securities	254	2.1%	2,728	25.6%	2,734	35.3%
External debt securities	774	6.4%	404	3.8%	283	3.7%
Corporate debt securities	1,020	8.5%	823	7.7%	574	7.4%
Other marketable securities (1)	8,020	66.9%	5,301	49.9%	1,829	23.7%
Derivative financial instruments	1,927	16.1%	1,382	13.0%	2,311	29.9%
Trading assets as a percentage of total assets	10.4%		10.2%		7.9%
Securities available for sale, at fair value except for restricted stock at cost	8,013	100.0%	9,445	100.0%	11,236	100.0%
Investment funds	20	0.2%	92	1.0%	70	0.6%
Bank debt securities	150	1.9%	835	8.8%	343	3.1%
Brazilian federal government securities	2,956	36.9%	5,315	56.2%	5,947	52.9%
External government debt securities	447	5.6%	934	9.9%	313	2.8%
Corporate debt securities	3,750	46.8%	1,762	18.7%	4,280	38.1%
Marketable equity securities	690	8.6%	507	5.4%	273	2.4%
Restricted stock, at cost	—	0.0%	—	0.0%	10	0.1%
Securities available for sale as a percentage of total assets	6.9%		9.1%		11.4%
Held-to-maturity securities, at amortized cost	3,483	100.0%	3,532	100.0%	889	100.0%
Brazilian federal government securities	2,002	57.5%	1,840	52.1%	479	53.9%
External debt securities	792	22.7%	1,041	29.5%	222	25.0%
Corporate debt securities	689	19.8%	651	18.4%	188	21.1%
Held-to-maturity securities, as a percentage of total assets	3.0%		3.4%		0.9%

(1) Other marketable securities represent primarily mutual funds.

The following table sets forth our portfolio of trading assets, securities available for sale and held to maturity securities at its amortized cost and its fair value, as of December 31, 2004.

	Amortized cost	Fair value

Trading assets	11,985	11,995
Brazilian federal government securities	254	254
External debt securities	760	774
Corporate debt securities	993	1,020
Other marketable securities (1)	8,012	8,020
Derivative financial instruments	1,966	1,927
Securities available for sale	7,312	8,013
Investment funds	17	20
Bank debt securities	244	150
Brazilian federal government securities	2,687	2,956
External debt securities	263	447
Corporate debt securities	3,713	3,750
Marketable equity securities	388	690
Held-to-maturity securities	3,483	3,703
Brazilian federal government securities	2,002	2,121
External debt securities	792	866
Corporate debt securities	689	716

(1) Other marketable securities represent primarily mutual funds.

Maturity Distribution
The following table sets forth the maturity distribution and average yields as of December 31, 2004 for our trading assets, securities available for sale and held-to-maturity securities.

(in millions of R$, except percentages)

	Maturity

	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years

	Average yield

	R$	Average yield %	R$	Average yield %	R$	Average yield %

Trading assets	7,877		1,919		1,142
Brazilian federal government securities	—	0.0%	119	9.3%	128	10.2%
External debt securities	—	0.0%	40	0.6%	258	5.1%
Corporate debt securities	—	0.0%	102	7.2%	376	7.6%
Other marketable securities (1) (2)	7,877	0.0%	56	0.0%	85	0.0%
Derivative financial instruments (2)	—	0.0%	1,602	0.0%	295	0.0%
Securities available for sale	630		1,789		3,273
Investment funds (2)	14	0.0%	—	0.0%	6	0.0%
Bank debt securities	—	0.0%	—	0.0%	150	9.5%
Brazilian federal government securities	—	0.0%	495	10.9%	915	1.4%
External government debt securities	—	0.0%	155	3.4%	186	4.1%
Corporate debt securities	—	0.0%	1,065	4.6%	2,016	6.5%
Marketable equity securities (2)	616	0.0%	74	0.0%	—	0.0%
Held-to-maturity securities	—		1,225		491
Brazilian federal government securities	—	0.0%	1,184	0.3%	231	4.4%
External debt securities	—	0.0%	18	2.1%	149	0.0%
Corporate debt securities	—	0.0%	23	8.7%	111	2.8%

(in millions of R$, except percentages)

	Maturity

	Due after 5 years to 10 years		Due after 10 years		Total

	Average yield

	R$	Average yield %	R$	Average yield %	R$	Average yield %

Trading assets	664		393		11,995
Brazilian federal government securities	—	0.0%	7	0.0%	254	9.7%
External debt securities	100	4.8%	376	7.3%	774	5.9%
Corporate debt securities	532	9.7%	10	5.7%	1,020	8.9%
Other marketable securities (1) (2)	2	0.0%	—	0.0%	8,020	0.0%
Derivative financial instruments (2)	30	0.0%	—	0.0%	1,927	0.0%
Securities available for sale	975		1,346		8,013
Investment funds (2)	—	0.0%	—	0.0%	20	0.0%
Bank debt securities	—	0.0%	—	0.0%	150	9.5%
Brazilian federal government securities	353	11.3%	1,193	10.1%	2,956	7.5%
External government debt securities	106	6.7%	—	0.0%	447	4.5%
Corporate debt securities	516	9.8%	153	8.3%	3,750	6.5%
Marketable equity securities (2)	—	0.0%	—	0.0%	690	0.0%
Held-to-maturity securities	1,421		346		3,483
Brazilian federal government securities	265	11.1%	322	10.7%	2,002	3.1%
External debt securities	601	2.1%	24	7.7%	792	2.6%
Corporate debt securities	555	6.6%	—	0.0%	689	6.6%

(1) Other marketable securities represent primarily mutual funds.

(2) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable.  These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2004, 2003 and 2002.

(in millions of R$)

	Fair value		Amortized cost	Total

	Trading assets	Securities available for sale	Held-to-maturity securities

At 2004
Denominated in Brazilian currency	10,149	3,394	2,054	15,597
Denominated in Brazilian currency and indexed by foreign currency (1)	28	384	285	697
Denominated in foreign currency (1)	1,818	4,235	1,144	7,197
At 2003
Denominated in Brazilian currency	9,357	5,436	1,781	16,574
Denominated in Brazilian currency and indexed by foreign currency (1)	157	293	365	815
Denominated in foreign currency (1)	1,124	3,716	1,386	6,226
At 2002
Denominated in Brazilian currency	6,884	6,489	471	13,844
Denominated in Brazilian currency and indexed by foreign currency (1)	351	1,468	140	1,959
Denominated in foreign currency (1)	496	3,279	278	4,053

(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits.  The following table shows the amounts of these deposits at December 31, 2004, 2003 and 2002.

(in millions of R$, except percentages)

	2004		2003		2002

	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits

Non-interest earning (1)	3,228	30.5%	4,499	55.2%	4,082	39.8%
Interest-earning (2)	7,343	69.5%	3,657	44.8%	6,180	60.2%
Total	10,571	100.0%	8,156	100.0%	10,262	100.0%

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

(in millions of R$)

	2004	2003	2002	2001	2000

Type of loans and leases (1)
Commercial:
Industrial and others	16,152	13,540	12,927	9,648	7,946
Import financing	1,032	1,346	2,395	862	359
Export financing	3,289	3,224	4,319	2,553	1,984
Real estate loans, primarily residential housing loans	1,896	2,057	2,344	2,768	3,248
Lease financing	3,929	1,288	1,000	1,338	938
Government	973	958	867	398	542
Individuals:
Overdraft	1,681	1,297	1,358	1,316	851
Financing and others	8,383	7,496	5,286	3,868	2,528
Credit card	2,709	1,851	1,630	1,409	975
Agricultural	2,638	1,959	2,083	1,770	1,124
Allowance for loan losses	(2,811)	(2,848)	(2,748)	(2,250)	(1,642)
Loans, net	39,871	32,168	31,461	23,680	18,853

(1) Non-performing loans amounted to R$1.2 billion, R$1.5 billion, R$1.5 billion, R$1.3 billion and R$941 million as of December 31, 2004, 2003, 2002, 2001, and 2000, respectively.  Non-performing loans are presented in the table above in the appropriate category of loan and lease.

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

•	Government: Loans for federal government, state and municipal entities.
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

Indexing

Most of our portfolio is denominated in reais.  However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar.  The foreign currency portion of our portfolio consists of loans and financing for foreign trade and pass-through operations.  Our loans indexed to foreign currencies or denominated in U.S. dollars represented 19.9%, 25.8% and 30.8% of our loan portfolio as of December 31, 2004, 2003 and 2002, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2004 by maturity according to the type of loans and leases, as well as the classification of such portfolio between variable and fixed rates for each range of maturity:

Current
(in millions of R$)

Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity

Commercial:
Industrial and others	3,146	3,214	2,006	1,764	2,636	1,954	1,100
Import financing	87	167	242	265	165	104	—
Export financing	507	932	503	411	595	203	—
Real estate loans	51	69	102	197	703	722	—
Lease financing	176	347	480	874	1,784	203	—
Government	26	28	134	54	193	538	—
Individuals:
Overdraft	—	—	—	—	—	—	1,495
Financing and others	670	961	1,185	1,867	3,237	171	—
Credit card	—	—	—	—	—	—	2,498
Agricultural	189	350	886	774	162	270	—
Total (1)	4,852	6,068	5,538	6,206	9,475	4,165	5,093

(1) Non-performing loans of R$1.2 billion are presented in the table above in the appropriate category of loan and lease. Non-performing loans include in the case of loans payable in installments both current and overdue installments.

Overdue
(in millions of R$)

Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net

Commercial:
Industrial and other	115	49	67	89	12	16,152	(691)	15,461
Import financing	2	—	—	—	—	1,032	(7)	1,025
Export financing	122	11	2	2	1	3,289	(7)	3,282
Real estate loans	12	12	11	12	5	1,896	(166)	1,730
Lease financing	23	10	5	20	7	3,929	(203)	3,726
Government	—	—	—	—	—	973	(12)	961
Individuals:								—
Overdraft	44	55	56	30	1	1,681	(265)	1,416
Financing and other	134	77	53	21	7	8,383	(1,164)	7,219
Credit card	110	48	49	4	—	2,709	(213)	2,496
Agricultural	4	1	1	1	—	2,638	(83)	2,555
Total (1)	566	263	244	179	33	42,682	(2,811)	39,871

(1) Non-performing loans of R$1.2 billion are presented in the table above in the appropriate category of loan and lease. Non-performing loans include in the case of loans payable in installments both current and overdue installments.

Current
(in millions of R$)

	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity

Interest rate of loans to customers by maturity:
Variable rates	1,873	2,325	2,253	2,187	4,189	3,730	20
Fixed rates	2,979	3,743	3,285	4,019	5,286	435	5,073
Total (1)	4,852	6,068	5,538	6,206	9,475	4,165	5,093

Overdue
(in millions of R$)

	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans

Interest rate of loans to customers by maturity:
Variable rates	154	25	29	16	17	16,818
Fixed rates	412	238	215	163	16	25,864
Total (1)	566	263	244	179	33	42,682

(1) Non-performing loans of R$1.2 billion are presented in the table above in the appropriate category of loan and lease.  Non-performing loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

Loans outstanding to foreign borrowers exceeded 1% of total assets only in the case of Argentine borrowers.  Total amounts outstanding to borrowers in Argentina, consisting of loans and leases, deposits in banks and securities, at December 31, 2004, 2003 and 2002 amounted to R$ 1,011 million, R$ 1,430 million and R$ 692 million, respectively. The amounts have been translated into reais from their original amounts in Argentine pesos using the exchange rate effective at each date.  As of December 31, 2001, the translated amounts include the estimated effects of the measures adopted by the Argentinean government in December 2001 and January 2002.  For more detailed information relating to the measures taken by the Argentine government, see “Item 4B – Information on the Company – Business Overview – International Operations – Banco Itaú Buen Ayre.”

The Argentine peso’s peg to the US dollar was abandoned in January 2002, and the peso was floated in February; the exchange rate plunged and the real GDP fell by 10.9% in 2002, but by mid-year the economy has stabilized, albeit at a lower level, GDP expanded by more than 8% in 2003 and again in 2004, with unemployment falling and inflation remaining in single digits. Total outstanding loans to borrowers in Argentina as of December 31, 2004, all of which are short-term, consist of:

(in millions of R$)

Due from banks	34
Interest-bearing deposits in other banks	7
Securities available for sale	197
Loans and leases	773
Total outstandings	1,011

Changes in amounts outstanding to borrowers in Argentina for the year ended December 31, 2004 is as follows:

(in millions of R$)

Aggregate total amounts outstanding at January 1, 2004	1,430
Net change in short-term outstandings	(419)
Aggregate total amounts outstanding at December 31, 2004	1,011

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-performing loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)

	2004		2003		2002

Sectors	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio

Public Sector	973	2.3%	958	2.7%	867	2.5%
Petrochemical industry	321	0.8%	375	1.1%	553	1.6%
Others	652	1.5%	583	1.6%	314	0.9%
Private Sector	41,709	97.7%	34,058	97.3%	33,342	97.5%
Industry	11,618	27.3%	10,010	28.6%	11,042	32.3%
Siderurgy, metallurgy and mechanics	1,341	3.1%	1,336	3.8%	1,703	5.0%
Chemical and petrochemical	1,705	4.0%	1,687	4.8%	2,197	6.4%
Food and beverages	1,784	4.2%	1,790	5.1%	1,881	5.5%
Pulp and paper	781	1.8%	713	2.0%	1,063	3.1%
Light and heavy vehicles	653	1.5%	575	1.6%	485	1.4%
Electronics	707	1.7%	526	1.5%	479	1.4%
Textile and clothing	425	1.0%	303	0.9%	386	1.1%
Auto parts and accessories	411	1.0%	301	0.9%	280	0.8%
Fertilizer, insecticide and defensive	1,075	2.5%	739	2.1%	553	1.6%
Pharmaceutical	134	0.3%	94	0.3%	129	0.4%
Tobacco	509	1.2%	453	1.3%	461	1.3%
Construction material industry	305	0.7%	246	0.7%	464	1.4%
Rubber	86	0.2%	77	0.2%	90	0.3%
Glasses and crystals	134	0.3%	137	0.4%	55	0.2%
Other industries	1,568	3.8%	1,033	3.0%	816	2.4%
Commerce	3,179	7.3%	2,013	5.8%	1,886	5.5%
Food, beverage and tobacco	321	0.8%	313	0.9%	512	1.5%
Specialty products	359	0.8%	189	0.6%	161	0.5%
Vehicles	317	0.7%	221	0.6%	195	0.6%
Auto parts and accessories	141	0.3%	82	0.2%	70	0.2%
Wholesale	192	0.4%	134	0.4%	80	0.2%
Clothing and shoes	171	0.4%	95	0.3%	193	0.6%
Fuel commerce	190	0.4%	177	0.5%	152	0.4%
Farming products	184	0.4%	139	0.4%	43	0.1%
Chemical and petrochemical products	453	1.1%	186	0.5%	161	0.5%
Commerce	851	2.0%	477	1.4%	319	0.9%
Services	6,875	16.1%	6,659	19.0%	8,000	23.4%
Finance	350	0.8%	235	0.7%	574	1.6%
Telecommunications	1,296	3.0%	1,982	5.7%	2,797	8.2%
Public service providers	2,023	4.8%	1,791	5.1%	2,220	6.5%
Holding and services provider	1,373	3.2%	928	2.6%	625	1.8%
Real estate financing (companies)	126	0.3%	78	0.2%	127	0.4%
Contractors and estate agents	460	1.1%	355	1.0%	468	1.4%
Transportation	422	1.0%	335	1.0%	305	0.9%
Others	825	1.9%	955	2.7%	884	2.6%
Primary Sector	2,009	4.7%	1,611	4.6%	919	2.7%
Agriculture	1,800	4.2%	1,355	3.9%	853	2.5%
Mining	209	0.5%	256	0.7%	66	0.2%
Individuals	17,694	41.5%	13,632	38.9%	11,416	33.4%
Credit cards	2,709	6.3%	1,851	5.3%	1,631	4.8%
Real estate financing	1,770	4.1%	1,979	5.6%	2,217	6.5%
Consumer loans/vehicles/overdraft	13,215	31.1%	9,802	28.0%	7,568	22.1%
Others	334	0.8%	133	0.4%	79	0.2%
Other – business	334	0.8%	133	0.4%	79	0.2%
TOTAL	42,682	100.0%	35,016	100.0%	34,209	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to clients. In order to categorize transactions under the Central Bank system, we consider the classification of the client as a stating point. In addition, we also take into consideration any time past due with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The following table presents at December 31, 2004 and 2003 our classification of the loan and lease portfolio, according to the Central Bank categories, and at December 31, 2004 non-performing loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

(in millions of R$, except percentages)

2004					2003

Central Bank categories	Loans and leases	% of total	Non- performing loans and leases	Allowance for loan and lease losses	Loans and leases	% of total

AA	4,733	11.1%	—	—	4,871	13.9%
A	19,717	46.2%	—	186	15,337	43.8%
B	11,833	27.7%	—	224	8,444	24.1%
C	2,036	4.8%	—	116	1,663	4.7%
D	1,948	4.5%	222	368	1,840	5.3%
E	947	2.2%	188	537	1,097	3.1%
F	751	1.8%	224	709	652	1.9%
G	154	0.4%	142	108	138	0.4%
H	563	1.3%	420	563	974	2.8%
Total	42,682	100.0%	1,196	2,811	35,016	100.0%

Non-performing Loans

We consider all loans that are 60 days or more overdue as non-performing loans and we discontinue accruing financial charges related to them.  In 2004, we did not have any individually material non-performing loan.

Charge-Offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired.  We normally charge off loans when they become 360 days overdue.  However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.  We adopted this policy on March 31, 2000.  Prior to March 31, 2000 we charged off loans normally when they became 120 days overdue.  This modification was triggered by changes in the Brazilian banking practice established by the Central Bank.

The change in the policies resulted in additional 240 days for an overdue loan to be charged off.  Under both the current and prior policies, charge-offs occur after substantial efforts to collect the loan have been made, and after a determination that the amounts became not collectible.  Therefore, we believe that both policies are consistent with US GAAP.

The change in the policy did not affect the criteria for establishing an allowance for loan and lease losses with respect to any loan or group of loans and, therefore, the change did not impact the adequacy of our allowance for loan losses.  Additionally, the change in the charge-off policy did not affect the amount of our net loans and leases, since we maintain overdue loans for a longer period under the new policy. The amount of our non-performing loans and leases increased as the result of the adoption of this new policy and the amount of allowance for loans and lease losses is increased by the same amount.  We present in the table below the effect of the change in our policy as of and for the year ended December 31, 2000, the year in which the change in our policy was implemented.

(in millions of R$)

	2000

	Under current policy for charge- offs	Effect of new policy for charge- offs	Under past policy for charge-offs

Performing loans and leases	19,554	—	19,554
Non-performing loans and leases	941	(468)	473
Total loans and leases	20,495	(468)	20,027
Allowance for loan and lease losses	(1,642)	468	(1,174)
Total	18,853	—	18,853
Provision for loan and lease losses	(406)	—	(406)
Stockholders’ equity	7,821	—	7,821
Net income	1,646	—	1,646

Loans and Leases Quality Information

The following table presents our non-performing loans together with certain asset quality ratio for the years  2000 through 2004. For all the information we present the amounts as of and for the year ended December 31, 2000 as if we had maintained the charge-off policy in place prior to March 31, 2000.

(in millions of R$, except percentages)

	2004	2003	2002	2001	2000	2000(1)

Non-performing loans and foreclosed assets	1,378	1,627	1,666	1,490	1,137	669
Non-performing loans	1,196	1,476	1,488	1,325	941	473
Foreclosed assets, net of reserves	182	151	178	165	196	196
Allowance for loan losses	2,811	2,848	2,748	2,250	1,642	1,174
Total loans and leases	42,682	35,016	34,209	25,930	20,495	20,027
Non-performing loans as a percentage of total loans	2.8%	4.2%	4.3%	5.1%	4.6%	2.4%
Non-performing loans and foreclosed assets as a percentage of total loans	3.2%	4.6%	4.9%	5.7%	5.6%	3.3%
Allowance for loan losses as a percentage of total loans	6.6%	8.1%	8.0%	8.7%	8.0%	5.9%
Allowance for loan losses as a percentage of non-performing loans	235.0%	193.0%	184.7%	169.8%	174.4%	248.2%
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	204.0%	175.1%	165.0%	151.0%	144.4%	175.5%

(1) Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-off policy in place prior to March 31, 2000.

Allowance for Loan and Lease Losses

The following table sets forth activity in the allowance for loan losses for years 2004, 2003, 2002, 2001 and 2000. We additionally present the total amounts as of and for the year ended December 31, 2000 as if we had maintained the charge-off policy in place prior to March 31, 2000.

(in millions of R$, except percentages)

	2004	2003	2002	2001	2000	2000(1)

Balance at the beginning of period	2,848	2,748	2,250	1,642	1,261	1,261
Charge-offs	(1,521)	(2,131)	(1,892)	(660)	(285)	(753)
Commercial
Industrial and other	(469)	(616)	(185)	(199)	(65)	—
Import financing	(2)	—	—	(1)	(1)	—
Export financing	—	—	—	(5)	(2)	—
Real estate loans	(114)	(123)	(120)	(155)	(108)	—
Lease financing	(41)	(59)	(46)	(31)	(14)	—
Government	—	(3)	(437)	—	—	—
Individuals
Overdraft	(196)	(275)	(286)	(27)	(7)	—
Financing	(499)	(795)	(553)	(137)	(52)	—
Credit card	(200)	(260)	(264)	(72)	(20)	—
Agricultural	—	—	(1)	(33)	(16)	—
Recoveries	617	536	266	191	260	260
Commercial
Industrial and other	45	101	32	58	59	—
Import financing	—	—	—	—	1	—
Export financing	—	—	—	1	2	—
Real estate	89	56	62	45	98	—
Direct lease financing	31	37	31	9	13	—
Government	—	—	—	—	—	—
Individuals
Overdraft	159	103	46	8	6	—
Financing	190	151	57	40	48	—
Credit card	103	88	34	21	19	—
Agricultural	—	—	4	9	14	—
Net charge-offs	(904)	(1,595)	(1,626)	(469)	(25)	(493)
Provision for loan losses	867	1,695	2,124	1,077	406	406
Balance at the end of period	2,811	2,848	2,748	2,250	1,642	1,174
Ratio of charge-offs during the period to average loans outstanding during the period	4.2%	6.5%	6.6%	2.7%	1.8%	4.8%
Ratio of net charge-offs during the period to average loans outstanding during the period	2.5%	4.9%	5.7%	1.9%	0.2%	3.1%
Ratio of allowance for loan losses to total loans and leases	6.6%	8.1%	8.0%	8.7%	8.0%	5.9%

(1) Information as of and for the year ended December 31, 2000 computed as if we continued to apply the charge-off policy in place prior to March 31, 2000.

The following table sets forth our provision for loan losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2004, 2003 and 2002.

(in millions of R$, except percentages)

	2004	2003	2002	2004/2003	2003/2002

Provision for loan and lease losses	(867)	(1,695)	(2,124)	(48.8%)	(20.2%)

Loan charge-offs	(1,521)	(2,131)	(1,892)	(28.6%)	12.6%
Loan recoveries	617	536	266	15.1%	101.5%

Net charge-offs	(904)	(1,595)	(1,626)	(43.3%)	(1.9%)

Our allowance for loan and lease losses is intended to cover probable credit losses generated by the current portfolio. Attribution of the allowance is made by analytical quantitative and qualitative processes and is part of our procedure to determine our estimate of the amount of the allowance. Our entire allowance is available to cover credit losses inherent to our entire portfolio.

In order to review our loans and lease portfolio, to identify risk and to assess the collection ability of the portfolio, we classify our portfolio in two main categories, despite considering specific characteristics of their components, for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed,” we include large commercial non-homogeneous loans representing significant individual credit exposures that we determine we need to review.  In the second category, “credits reviewed on a portfolio basis”, we include commercial loans not included in the credits individually reviewed category and consumer loans.

To determine the amount of allowance corresponding to the credits individually reviewed which constitutes our specific loss component of the allowance for loan and lease losses, we use the methodologies that consider both the quality of the client and the nature of the transaction, including its collateral to estimate expected cash flows of repayment from these loans.

To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate loans that correspond to homogeneous loans into differentiated portfolios based on the underlying characteristics of each group. The allowance for loan losses is determined for each group through a process that considers historical delinquency and credit loss experience, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine losses incurred for each group, which serves as a basis to determine the final amount to be recorded as allowance for loan losses at each reporting date.

In light of the nature of the Brazilian credit market we have determined that the relevant historical experience as to delinquency and credit loss correspond to the period after the implementation of the real plan by the Brazilian government. This information is ameliorated as more historical data is gathered overtime. When high levels of inflation existed before the real plan, we derived a substantial portion of our revenues from our ability to generate return on liabilities and not as much from our loan and lease activities.

The reduction in the levels of inflation after the implementation of the real plan, that reduced but did not eliminate market volatility, resulted in an increase in both commercial and consumer loans, and we have significantly refined our quantitative models and policies to grant and monitor credit.

Although our models are continuously revised, the high volatility of the Brazilian economy and the relatively short credit history under the new economic environment result in a degree of uncertainty in the results. Therefore the results of the models are taken as the main reference and they are completed by judgmental analysis. We determine the amount of the allowance for loan losses considering indicators that reflect the impacts of current macro economy on credit and political conditions and performance trends of the cycle, affecting each of the groups identified as well as our total portfolio. This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for creditors reviewed on a portfolio basis.

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

Charge-offs for the year ended December 31, 2000 amounted to R$285 million.  Since March 2000 charge-offs have normally been made 360 days, rather than 120 days, after the due date.  If the previous practice had been maintained, charge-offs would have increased by approximately R$468 million. As of December 31, 2000, our allowance for loan losses to loans and leases represented 8.0.  If we had maintained our prior charge-off policy, our ratio of allowance for loan losses to total losses and leases would have been 5.9% reflecting the improvement in the quality of our loan portfolio during 2000.

During the year ended December 31, 2001 we charged-off credits in a total amount of R$660 million and as of December 31, 2001 our ratio of allowance for loan and lease losses to total loans and leases was 8.7%, an increase over the 8.0% observed as of December 31, 2000. The increase reflects the slight reduction in the quality of our loan and lease portfolio between December 31, 2000 and December 31, 2001. We attribute that trend both to our policy to increase our credit portfolio by offering credit to our retail customers as well as to negative macroeconomic effects in the Brazilian economy including the world recession, the Argentine economic crisis and the energy crisis in Brazil, all of which were responsible for a reduction in the economic purchasing power of our retail customers and also to the erosion in the financial condition of corporate customers.

During the year ended December 31, 2002 we charged-off credits in a total amount of R$1,892 million and as of December 31, 2002 our ratio of allowance for loan and lease losses to total loans and leases was 8.0%. We consolidated Itaú BBA upon its acquisition on December 31, 2002, and accounted for the loans acquired upon the acquisition of Itaú BBA at their estimated fair value, not recognizing upon the acquisition a separate amount for allowance for loan and lease losses.

The ratio of allowance for loan and lease losses to total loans and leases, disregarding Itaú BBA’s loans and leases, would have been 9.9%. This amount (9.9%) represents an increase with respect to the 8.7% observed as at December 31, 2001. It also reflects a slight deterioration in the quality of our loan portfolio as the result of the economic environment in Brazil during 2002, especially in our retail customers, despite the adoption of more stringent credit policies.

During the year ended December 31, 2003 we charged-off credits in a total amount of R$ 2,131 million and as of December 31, 2003 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The recovery of credits recorded against allowance for loan losses improved. Our efforts to enhance our credit recovery processes while preserving our relationship with clients have presented positive results.

During the year ended December 31, 2004 we charged-off credits in a total amount of R$ 1,521 million and as of December 31, 2004 our ratio of allowance for loan and lease losses to total loans and leases was 6.6%. This reduction in the ratio of allowance for loan and lease losses to total loans resulted from the improvement in credit quality during 2004, highlighting the consistent reduction in delinquency during the year, mainly because of the favorable economic period in which the country is presently passing through. Also, this situation resulted from continuous efforts to enhance the quality in our credit portfolio, aiming to obtain the best risk-return relationship in our operations.

Allocation of the Allowance for Loans Losses

The following table sets forth our allocation of the allowance for loan losses as of December 31, 2004, 2003, 2002, 2001 and 2000. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

(in millions of R$, except percentages)

	2004			2003

	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)

Type of loan
Commercial
Industrial and other	691	1.6%	37.9%	898	2.6%	38.7%
Import financing	7	0.0%	2.4%	42	0.1%	3.8%
Export financing	7	0.0%	7.7%	52	0.2%	9.2%
Real estate loans, primarily residential housing loans	166	0.4%	4.4%	458	1.3%	5.9%
Lease financing	202	0.5%	9.2%	31	0.1%	3.7%
Government	12	0.0%	2.3%	4	0.0%	2.7%
Individuals:
Overdraft	265	0.6%	3.9%	189	0.5%	3.7%
Financing	1,165	2.7%	19.7%	910	2.6%	21.4%
Credit Card	213	0.5%	6.3%	186	0.5%	5.3%
Agricultural	83	0.2%	6.2%	78	0.2%	5.6%
Total	2,811	6.6%	100.0%	2,848	8.1%	100.0%

(in millions of R$, except percentages)

	2002			2001

	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)

Type of loan
Commercial
Industrial and other	689	2.0%	37.8%	679	2.6%	30.2%
Import financing	66	0.2%	7.0%	5	0.0%	0.2%
Export financing	22	0.1%	12.6%	17	0.1%	0.7%
Real estate loans, primarily residential housing loans	511	1.5%	6.8%	529	2.0%	23.5%
Lease financing	101	0.3%	2.9%	107	0.4%	4.8%
Government	4	0.0%	2.5%	—	0.0%	0.0%
Individuals:
Overdraft	224	0.7%	4.0%	92	0.4%	4.1%
Financing	825	2.4%	15.5%	466	1.8%	20.7%
Credit Card	243	0.7%	4.8%	247	1.0%	11.0%
Agricultural	63	0.2%	6.1%	108	0.4%	4.8%
Total	2,748	8.1%	100.0%	2,250	8.7%	100.0%

(in millions of R$, except percentages)

	2000

	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)

Type of loan
Commercial
Industrial and other	373	1.8%	38.8%
Import financing	7	0.0%	1.7%
Export financing	14	0.1%	9.7%
Real estate loans, primarily residential housing loans	620	3.0%	15.8%
Lease financing	80	0.4%	4.6%
Government	—	0.0%	2.6%
Individuals:
Overdraft	40	0.2%	4.2%
Financing	300	1.5%	12.3%
Credit Card	117	0.6%	4.8%
Agricultural	91	0.4%	5.5%
Total	1,642	8.0%	100.0%

(1) Excludes non-performing loans.

Average Deposit Balances and Interest Rates

The following table sets forth the average balances of deposits together with the average interest rate paid for each period presented.

(in millions of R$, except percentages)

	2004		2003		2002

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

Non-interest-bearing deposits	8,885		7,336		6,574
Demand deposits	8,885		7,336		6,574
Interest-bearing deposits	23,547	8.54%	24,799	13.11%	19,692	8.65%
Deposits from banks	497	10.06%	796	18.81%	120	19.93%
Savings deposits	18,764	6.79%	17,827	9.28%	17,366	7.66%
Time deposits	4,286	16.04%	6,176	23.43%	2,206	15.88%
Total	32,432	6.20%	32,135	10.12%	26,266	6.49%

Maturity of Deposits

The following table sets forth the maturity distribution of our deposits at December 31, 2004.

(in millions of R$)

	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total

Non-interest-bearing deposits	10,737	—	—	—	10,737
Demand deposits	10,586	—	—	—	10,586
Other	151	—	—	—	151
Interest-bearing deposits:	23,317	983	1,870	1,366	27,536
Savings deposits	19,197	—	—	—	19,197
Time deposits	3,891	966	1,870	1,366	8,093
Deposits from banks	229	17	—	—	246
Total	34,054	983	1,870	1,366	38,273

The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2004.

(in millions of R$)

Maturity within three months	2,650
Maturity after three months to six months	941
Maturity after six months to twelve months	1,817
Maturity after twelve months	1,357
Total time deposits in excess of US$100,000	6,765

Capital

Specific regulatory capital requirements are discussed in “Item 4B – Information on the Company – Business Overview – Regulation and Supervision – Capital Adequacy Requirements.”  Additional information on capital requirements is discussed in note 30 to our consolidated financial statements.

Minimum Capital Requirements

The following table presents at December 31, 2004, 2003 and 2002, the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. We presented the information on a full consolidation basis. The full consolidation basis has been required by the Central Bank as from July 2000.

(in millions of R$, except percentages)

	Full consolidation

	2004	2003	2002

Regulatory capital (1)	17,620	15,403	13,944
Minimum regulatory capital required (2)	9,427	8,575	8,345
Capital to risk-weighted assets ratio	20.6%	19.8%	18.4%
Excess of regulatory capital over minimum regulatory capital required	8,193	6,828	5,599

(1) Based on Central Bank requirements (see note 30 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% at December 31, 2004, 2003 and 2002.

On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%. Circular No. 3,194 from the Central Bank of July 2, 2003, reduced from 100% to 50% the percentage of the foreign exchange exposure to be allocated to cover the referred position. Itaú Holding opted to use Circular No. 3,217 from the Central Bank of December 17, 2003 which established an alternative methodology to determine the foreign exchange exposure.

Funds obtained through the issue of subordinated debt securities, which are considered Tier 2 capital purposes of that ratio, are described below:

I)     Bank Deposit Certificates:

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

II)    Non-convertible debentures:

-  issued on 09/01/2001, with nominal value of R$600 million with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

III)   Euronotes:

-  issued on 08/13/2001, in the amount of US$100 million, and on 11/09/2001, in the amount of US$80 million, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% per year;

-  issued on 08/13/2001, in the amount of ¥ 30,000 million (US$ 245 million), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% per year;

-  issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50 million (US$ 30 million held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% per year up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% per year.

IV)   Redeemable preferred shares:

-  issued on 12/31/2002 by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting rights, in the amount of US$393 million, with maturity date on 06/30/2015 and dividends calculated based on LIBOR rate plus 1.25% per year, paid semi-annually.

Short-term Borrowings

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$ 19,140 million, R$ 21,913 million e R$ 17,478 million at December 31, 2004, 2003 and 2002, respectively. The principal categories of short-term borrowings are federal funds purchased and securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

The following table presents a summary of the primary short-term borrowings for the periods indicated.

(in millions of R$, except percentages)

	2004	2003	2002

Securities sold (including securities issued by the Bank) under repurchase agreements and federal funds sold
Amount outstanding	6,786	9,473	5,157
Maximum amount outstanding during the period	16,262	11,651	10,156
Weighted average interest rate at period-end	17.05%	17.82%	17.81%
Average amount outstanding during period	12,009	8,118	6,581
Weighted average interest rate	17.05%	23.09%	24.74%
Trade finance borrowings
Amount outstanding	2,502	4,756	5,803
Maximum amount outstanding during the period	5,271	7,238	6,579
Weighted average interest rate at period-end	2.34%	2.66%	3.72%
Average amount outstanding during period	3,811	4,995	2,938
Weighted average interest rate	2.37%	3.16%	3.66%
Local on lendings
Amount outstanding	336	189	164
Maximum amount outstanding during the period	292	249	164
Weighted average interest rate at period-end	6.78%	7.28%	7.15%
Average amount outstanding during period	97	94	12
Weighted average interest rate	7.91%	11.83%	7.39%
Mortgage notes
Amount outstanding	—	152	—
Maximum amount outstanding during the period	—	152	—
Weighted average interest rate at period-end	—	14.73%	—
Average amount outstanding during period	—	40	—
Weighted average interest rate	—	14.80%	—
Euronotes
Amount outstanding	82	539	265
Maximum amount outstanding during the period	589	1,157	265
Weighted average interest rate at period-end	2.61%	4.80%	5.79%
Average amount outstanding during period	238	895	—
Weighted average interest rate	3.77%	5.03%	5.79%
Securities issued by us, sold to customers under repurchase agreements
Amount outstanding	9,256	6,703	5,859
Maximum amount outstanding during the period	9,256	7,172	5,859
Weighted average interest rate at period-end	14.86%	16.73%	16.34%
Average amount outstanding during period	6,729	5,159	1,495
Weighted average interest rate	14.73%	16.79%	16.34%
Diversified payment rights
Amount outstanding	—	72	—
Maximum amount outstanding during the period	—	72	—
Weighted average interest rate at period-end	—	1.17%	—
Average amount outstanding during period	—	72	—
Weighted average interest rate	—	1.17%	—
Other short-term borrowings
Amount outstanding	178	29	230
Maximum amount outstanding during the period	105	587	474
Weighted average interest rate at period-end	1.47%	0.67%	8.06%
Average amount outstanding during period	25	349	342
Weighted average interest rate	2.60%	2.39%	6.55%
Total amount outstanding	19,140	21,913	17,478

4C.    Organizational Structure

          Itaú Holding is part of the Itaúsa group of companies, which is one of the largest private business groups in Brazil in terms of revenues.  See “Item 4B – Information on the Company – Business Overview – Our Ownership Structure” and “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.”

          A description of our subsidiaries is set forth in “Item 10I – Additional Information – Subsidiary Information.”

4D.    Property, Plants and Equipment

          We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings.  The three main offices and the main activities conducted in each of them are:

•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial area, back-offices and main administrative areas,

•	CTO, or Centro Técnico Operacional, located at Avenida do Estado, 5533, São Paulo – data processing center, and

•	The wholesale and investment bank, located at Avenida Brigadeiro Faria Lima, 3400 – 3º ao 8º andar – São Paulo.

          We lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliate entities under renewable leases with terms ending from the second half of 2004 to the third quarter of 2024.  Of our total administrative offices and branches (including electronic service points, banking sites and parking), 22% of buildings are owned by our subsidiaries and us and 78% are leased.  Limiting this to central administrative buildings and branches, 54% of such buildings are owned by us and our subsidiaries, and 46% are rented.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.    Operating Results

          The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A – Key Information – Selected Financial Data.”

Overview

          Our results of operations are significantly affected by the following key factors, among others.

          Brazilian Political and Economic Environment

          As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil.  In particular, we have been affected by the changing exchange rate of the real, inflation, and measures taken by the Brazilian government to combat inflation, principally through the interest rate setting mechanism.

          In 2002, the Brazilian economy was negatively affected by factors including uncertainties relating to Brazil’s own political and economic future, economic and political uncertainties in Argentina, political uncertainties in Venezuela, and a global economic slowdown.  These factors contributed to increased volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit, and constraints on the ability of Brazilian companies to raise capital.  These domestic and international pressures also contributed to the appreciation of the U.S. dollar against the real, which reached the highest  level of R$ 3.96 to US$ 1.00 on October 22, 2002. The appreciation of the U.S. dollar against the real was 52.3% in 2002.

The devaluation of the real in turn contributed to an increase in inflation, which, according to the consumer price index, or the IPCA, was 12.5% in 2002, as compared to 7.7% in 2001.  In response to these inflationary pressures, the Central Bank tightened its monetary policies and increased interest rates from 19% at December 31, 2001 to 25% at December 31, 2002.

          The restrictive monetary policy continued until June 2003 when the annualized interest rate gradually began its decrease from 26.5% to 16.5% in December.  In the first half of 2003, the economy went into a recessionary mode.  The recovery started in the second half of the year, but GDP grew only 0.5% by the end of the year.  As a result of high interest rates paid on public debt, the indebtedness of the Brazilian public sector, net of liquid assets such as international reserves, grew from 55.5% of GDP to 57.2%.

          In 2004, Brazil’s economy rebounded significantly.  The decline in both inflation and inflation expectations by mid-2003 allowed the Central Bank to decrease the short-term interest rate target during the second half of the year.  Real GDP growth in 2004 was 4.9%, powered initially by exports and complemented by investment and consumption.  Exports benefited from an increase in world trade and increased 32% to US$ 96.5 billion from US$ 73.1 billion in 2003.  Imports increased 30% to US$ 62.8 billion, and the trade balance totaled US$ 33.7 billion.  The current account continued positive for the second year in a row. Consumer price inflation decreased from 9.3% in 2003 to 7.6% in 2004, which was within the target band of 3% to 8% set by the National Monetary Council.  Nevertheless, the Central Bank began tightening credit in September, to bring inflation closer to the target for 2005, which was set at 4.5% with a 2.5-percentage-point tolerance.  The benchmark interest rate was raised from an annualized rate of 16% in June to 17.75% by year-end.

          The primary fiscal surplus was 4.6% of GDP.  The combination of primary fiscal surplus, economic growth, lower interest rates and exchange rate appreciation resulted in a decline of more than 5 percentage points in the debt/GDP ratio.  However, the strong revenue performance was not accompanied by restrained government spending, which slowed the pace of debt reduction.  The Congress also approved a significant increase in the minimum wage, which will significantly increase Social Security spending.

          The following table shows the real GDP growth, the inflation rate and the average real interest rate in Brazil for each of the years ended December 31, 2004, 2003 and 2002:

	At and for the Year Ended December 31,

	2004	2003	2002

Real GDP growth% (1)	4.94	0.55	1.92
Inflation rate% (2)	12.14	7.67	26.41
Inflation rate% (3)	7.60	9.30	12.53
Appreciation of the U.S. dollar against the real%(R$/US$)(4)	(8.13)	(18.23)	52.27
TR – a reference interest rate%(4) (period)	1.82	4.65	2.80
TR – a reference interest rate%(4) (period end)	2.92	2.30	4.42
CDI (interbank interest rate)%(5) (period)	16.18	23.25	19.11
CDI (interbank interest rate)%(5) (period end)	17.76	16.27	24.83
SELIC – overnight interest rate%(4) (period)	16.25	23.35	19.17
SELIC – overnight interest rate%(4) (period end)	17.75	16.5	25.0

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE).
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(3)	Source: IPCA, which is the Consumer Price Index, published by IBGE.
(4)	Source: Central Bank.
(5)	Source: CETIP – Custody and Settlement Chamber.

          Effects of Inflation in Our Results of Operations

          The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1999 through 2004:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index published by IBGE.

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

          Unless otherwise indicated, the discussion in this Item 5 – Operating and Financial Review and Prospects relates to our average interest rates and yields.  Our interest rates are measured in reais and include the effect of the variation of the real against foreign currencies.  In addition, in periods of high interest rates our interest income increased, as interest rates on our interest-yielding assets increased.  At the same time, our interest expense increased as interest rates on our interest-yielding liabilities also increased.

Discussion of Critical Accounting Estimates and Policies

General

          The preparation of the financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain.  Actual results may differ from those estimated under different variables, assumptions or conditions.  Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

          Allowance for Loans and Lease Losses

          The allowance for loans and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.  The methodology for determining the allowance for loans and lease losses is further described in “Item 4 – Information on the Company – Selected Statistical Information – Allowance for Loans and Lease Losses.”  The determination of the amount of allowance for loans and lease losses involves judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis.  The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating.  Many factors can affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during such measurements.  Additionally, factors affecting the specific amount of provisions to be recorded within the estimated ranges are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category.

Although our models are frequently revised and improved, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment results in greater uncertainty in these models than in more stable macroeconomic environments.

          Fair Value of Financial Instruments

          Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives.  Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements.  At December 31, 2004 and 2003, a total of R$ 26.6 billion and R$ 28.9 billion, respectively were recorded at fair value in our balance sheet.  Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.  We estimate fair value using quoted market prices when available.  When quoted market prices are not available, we use a variety of models which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows.  The determination of fair value when quoted market prices are not available involves judgment by our management.  For example, there is often limited market data to rely upon when estimating the impact of holding a large or aged position.  Similarly, judgment must be applied in estimating prices when no external parameters exist.  Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations.  The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability.  Judgmental decisions are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities that would require a write down of cost basis requiring recognition on our operating results.  Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for, but not limited to: the allowance for loan and lease losses, estimates of the fair value of financial instruments, the amount of allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability and the estimate of contingent losses.  Therefore, actual results could differ from our estimates.

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Highlights

          Macroeconomic conditions in 2004 were favorable to banking activity, characterized by increased GDP, increased investment and exports, increased employment and income per capita, decreased country risk, and sharply increased demand for credit.  We took advantage of these conditions and increased our total loans by 21.9%.  We also changed our asset mix, directing resources toward higher margin operations, including consumer credit, vehicle financing, and operations with microenterprise and small- and medium-sized companies.

          In 2004, our consolidated net income was R$ 4,634 million.  As of December 31, 2004, our net worth was R$ 16,711 million.  Return on average equity was 30.2% during the year.

          In 2004, credit risk improved, as reflected in the performance of our loans, including especially a sustained reduction in defaults, in part due to improved country conditions.  We also reduced the allowance for loan losses of certain corporate customers.

          Service fees are an important source of our income, and growth in service fees reflected the increase in our customer base and the development of specialized products to meet the needs of different types of customers.

          Cost control continued to be one of our main strategies in 2004.  Non-interest expenses increased less than the inflation rate for the period, as measured by the IPCA consumer price index and the IGP index.  This favorable result for non-interest expenses allowed our efficiency ratio to reach 57.2% in 2004.  See “Item 3A – Selected Financial Data – U.S. GAAP Selected Financial Data – note 17.”

          The effects of the appreciation of the real in 2004 on our assets denominated in, or indexed to, foreign currencies were similar to those in 2003.  Itaú Holding adopted the strategy of reducing its exchange rate exposure, including foreign investments, by using financial instruments.  As a result, revenues from financial instruments offset the losses in assets denominated in or indexed to foreign currencies caused by the appreciation of the real.

Results of Operations

          The following table shows the principal components of our net income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest income	R$ 15,733	R$ 16,093
Interest expense	(6,578)	(6,645)

Net interest income	9,155	9,448
Provision for loan and lease losses	(867)	(1,695)

Net interest income after provision for loan and lease losses	8,288	7,753
Non-interest income	10,881	8,819
Non-interest expense	(12,821)	(11,792)

Income before taxes on income and minority interest	6,348	4,780
Taxes on income	(1,673)	(1,480)
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	4,675	3,300
Minority interest	(43)	(19)
Net income before extraordinary item	4,632	3,281
Extraordinary item, net of tax effect	2	—
Cumulative effect of a change in accounting principle, net of tax effect	—	—

Net income	R$ 4,634	R$ 3,281

          Our net income was R$ 4,634 million in 2004, representing a 41.2% increase over 2003.  This increase is due to an increase of 6.9% in net interest income after provision for loan and lease losses and an increase of 23.4% in non-interest income, which exceeded the increase of 8.7% in non-interest expenses.  The increase in net interest income after provision for loan and lease losses is associated with the decline in expenses resulting from provisions for loan and lease losses which is the consequence of an improved macroeconomic environment, credit policies oriented towards diversification and risk reduction and improvement in recoveries of loans previously written-off.  The increase in non-interest income is related to the increase of 69.2% in trading income, due to gains on derivative instruments, as well as an increase of 17.9% in fees and commissions, which in turn were due to an increase in fees charged on checking account services.  These increases were large enough to absorb the increase of 8.7% in non-interest expenses, which were due to increases in insurance claims, recognition of premium deficiency liability related to our health-care insurance portfolio, salaries and employee benefits and administrative expenses, as partially offset by reductions in expenses for amortization of intangible assets, which included in 2003 an impairment charge.

          Interest Income

          The following table shows the principal components of our interest income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest income
Interest on loans and leases	R$ 9,251	R$ 8,907
Interest on deposits in banks	1,215	1,331
Interest on Central Bank compulsory deposits	711	928
Interest on securities purchased under resale agreements and federal funds sold	1,618	1,612
Interest on trading assets	1,903	2,411
Interest and dividends on available-for-sale securities	823	786
Interest on held-to-maturity securities	212	118

Total interest income	R$ 15,733	R$ 16,093

          The 2.2% decrease in interest income over the period 2003-2004 is due to the decline in the interest rate.  The decrease was partially offset by an increase in the volume of credit operations, and a change in the mix of credit products offered, whereby we focused on higher margin products.  The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations.  We separately present as “regulatory required loans” those loans that regulations require us to provide, which include financing for housing and agricultural loans.

	Year Ended December 31,
	(in millions of reais, except for percentages)

	2004		2003		Variation	%

Loans to individuals	15,777	37.0%	11,532	32.9%	4,245	36.8
Credit Card	2,709	6.3%	1,851	5.3%	858	46.4
Personal Credit	6,881	16.1%	5,144	14.7%	1,737	33.8
Vehicles	6,187	14.5%	4,537	13.0%	1,650	36.4
Loans to companies	22,371	52.4%	19,469	55.6%	2,902	14.9
Micro-, Small- and Medium-sized Companies	7,901	18.5%	4,615	13.2%	3,286	71.2
Large Companies	14,470	33.9%	14,854	42.4%	(384)	(2.6)
Regulatory Required Loans	4,534	10.6%	4,016	11.5%	518	12.9
Total of loans and leases	42,682	100.0%	35,016	100.0%	7,666	21.9

          Interest on loans and leases increased by R$ 344 million in 2004 due to the increased average amount of R$ 3,236 million in credit operations.  Loans to microenterprise and small- and medium-sized businesses increased 71.2% during 2004, totaling approximately R$ 7,901 million as of December 31, 2004.  We see opportunities for further growth in this segment, and have been marketing products and services appropriate for these clients.  Our credit operations for individuals grew 36.8% in 2004, totaling R$ 15,777 million at the end of 2004.  The number of transactions with these clients grew 15.1% in 2004, totaling approximately 17.1 million contracts.  The average loan per individual increased 20.0%.  Volume of credit card operations increased 46.4% in 2004, followed by vehicle financing, which increased 36.4% during the year, and personal credit operations, which increased 33.8%.

          Another factor in the growth of our credit operations was a shift in the mix of credit, towards transactions with lower amounts borrowed but higher margins.  At the end of 2004, individual clients accounted for 37.0% of the total loan portfolio, compared with 32.9% in 2003.  Similarly, microcredit and credit for small-and medium-sized businesses comprised 18.5% of the loan portfolio as of December 31, 2004, compared with 13.2% as of December 31, 2003.  By the same token, loans to large companies represented just 33.9% of the total in 2004, compared to 42.4% in 2003.

          Interest on deposits in banks totaled R$ 1,215 million in 2004, a decrease of R$ 116 million from 2003.  The main factor in this decrease was a decline in interest rates.

          Interest on Central Bank compulsory deposits declined R$ 217 million in 2004, due to lower interest rates.

          An increase of approximately R$ 3,936 million in the average securities purchased under resale agreements and federal funds sold in 2004 offset the decrease in interest rates during the period, resulting in interest on securities purchased under resale agreements and federal funds sold being R$ 1,618 million in 2004, remaining level with 2003’s R$ 1,612 million figure.

          Average trading assets declined by R$ 2,872 million in 2004.  During the year, we shifted resources to our credit operations, changing our asset mix.  In addition, we changed our security portfolio mix, shifting away from public securities and towards corporate securities.  Interest on trading assets decreased R$ 508 million, to approximately R$ 1,903 million in 2004.

          Interest on held-to-maturity securities was R$ 212 million in 2004, an increase of R$ 94 million, due to the increase of R$ 943 million in average held-to-maturity securities.

          Interest Expense

          The following table shows the principal components of our interest expense paid in 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest expense
Interest on deposits	R$(2,012)	R$(3,252)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,870)	(1,683)
Interest on short-term borrowings	(1,173)	(663)
Interest on long-term debt	(892)	(601)
Interest credited to investment contracts account balance	(631)	(446)

Total interest expense	R$(6,578)	R$(6,645)

          Total interest expense was R$ 6,578 million in 2004, a decrease of 1.0% from 2003.

          Interest expense on deposits was R$ 2,012 million in 2004, a decrease of approximately R$ 1,240 million from 2003.  This decrease is due primarily to a decline in interest rates.  In addition, in the context of optimizing funding at Itaú BBA, average time deposits decreased R$ 1,890 million in 2004, contributing to the decrease of interest expense on deposits.

          The increase of R$ 2,008 million in average volume of federal funds purchased and securities sold under repurchase agreements was the principal factor responsible for the increase of R$ 187 million in interest on securities sold under repurchase agreements and federal funds purchased.

          Interest on short-term borrowings grew R$ 510 million in 2004.  This increase is mainly due to the impact of exchange rate variation on contracts denominated in or indexed to foreign currencies.  The effects of the exchange rate variation on those liabilities are as follows: in periods in which the real appreciates relative to foreign currencies, foreign-currency denominated liabilities are reduced, resulting in reduced expenses related to these liabilities.  On the other hand, in periods when the real depreciates relative to the dollar, the opposite effect occurs.  Since the real appreciated relative to the dollar in 2003, expenses on contracts denominated in or indexed to the dollar were less than in 2004.  The effect of exchange rate variation offset the impact of a decrease in average short-term borrowings of R$ 2,781 million in 2004, as compared to 2003.

          Interest on long-term debt also increased principally due to exchange rate variation on contracts denominated in or indexed to foreign currencies.  In 2004, interest on long-term debt was R$ 892 million, an increase of 48.4% relative to 2003.

          Interest credited to investment contracts account balance increased 41.5% to R$ 631 million in 2004.  This increase is due to the positive performance of VGBL and PGBL annuity retirement plans.  See “Item 4B – Business Overview – Private Retirement Plans.”

          Provision for Loan and Lease Losses

          The positive economic environment in 2004 led to improvements in the ratio of non-performing loans as a percentage of total loans, which was 2.8% in 2004, a significant decrease in comparison with 4.2% in 2003.  Provisions for loan and lease losses in 2004 were R$ 867 million, as compared to R$ 1.695 million in 2003.  Expenses related to provisions for doubtful accounts for loans granted to individuals decreased, reflecting our improved risk profile.  For companies, provisions for loan and lease losses in 2004 were reduced as result of the reduction of the allowance for loan losses of R$ 210 million, relating to loans extended to energy generation and distribution companies, which were part of the expense in 2003.

          Non-Interest Income

          The following table shows the principal components of our non-interest income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Non-interest income
Fee and commission income	R$ 5,054	R$ 4,286
Trading income	1,726	1,020
Net gain on sale of available-for-sale securities	217	483
Net gain on foreign currency transactions	22	107
Net gain (loss) on translation of foreign subsidiaries	(2)	(581)
Equity in earning of unconsolidated companies, net	299	329
Insurance premiums, income on private retirement plans and on capitalization plans	2,445	2,033
Other non-interest income	1,120	1,142

Total non-interest income	R$ 10,881	R$ 8,819

          Non-interest income was R$ 10,881 million in 2004, an increase of 23.4%, for the following reasons:

          Fee and commission income was R$ 5,054 million in 2004, an increase of 17.9%.  Fees charged on checking accounts increased R$ 549 million, to a total of R$ 2,553 million, due to the contribution from current account revenues, which grew due to the increase in the volume of operations and fee increases.  Asset management fees increased R$ 82 million, due to increased assets under management.  Commissions on credit cards increased 21.9% to R$ 418 million, due to increased usage of credit cards as a form of payment in Brazil and expansion of the base of credit card users from 5.8 million at the end of 2003, to 7.1 million at the end of 2004.

          Trading income was R$ 1,726 million, an increase of R$ 706 million compared to 2003.  This increase reflected gains associated with derivative instruments used to hedge our investments abroad since mid-2003.

          Net gain on sale of available-for-sale securities was R$ 217 million, a decrease of R$ 266 million compared to 2003.  This decrease reflected the effects of lower risk premiums in 2004 in comparison with 2003, when we had higher risk premiums associated with the post-electoral macroeconomic environment.

          Net gain (loss) on translation of foreign subsidiaries increased R$ 579 million in 2004.  This reflected the exchange rate variation on valuation of our subsidiaries and equity investees abroad; the real appreciated against the U.S. dollar 8.1% in 2004, as compared to 18.2% in 2003.

          Insurance premiums, income on private retirement plans and capitalization plans grew by R$ 412 million in 2004 to R$ 2,445 million.  This increase was mainly due to a 6.4% increase in the number of residential, automobile and life insurance policies written in 2004, as well as a 25.5% increase in the number of active private retirement plans (including AGF Brasil Seguros insurance operations) in 2004.

          Non-Interest Expense

          The following table shows the principal components of our non-interest expense for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	R$ (3,311)	R$ (3,019)
Administrative expenses	(3,468)	(3,346)
Amortization of intangible assets	(197)	(473)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,544)	(1,564)
Depreciation of premises and equipment	(650)	(646)
Other non-interest expense	(2,651)	(2,744)

Total non-interest expense	R$ (12,821)	R$ (11,792)

          Non-interest expense increased R$ 1,029 million in 2004, for the reasons outlined below:

          Salaries and employee benefits were R$ 3,311 million in 2004, an increase of R$ 292 million over 2003.  This increase was mainly due to increased expenses for salary adjustments of 12.6% stemming from the Convenção Coletiva do Trabalho 2003/2004, a collective bargaining agreement that we entered into in September 2003, and to a lesser extent due to the impact of the consolidation of Orbitall at the end of 2004.

          Administrative expenses increased R$ 122 million in 2004, reaching R$ 3,468 million.  This increase is due to price adjustments of R$ 85 million by third-party service providers, an increase of R$ 23 million for commissions to brokers due to an increase in volume of stock exchange operations by Itau Corretora, and a R$ 21 million increase in lease expenses.

          Amortization of intangible assets was R$ 197 million in 2004, a decrease of R$ 276 million compared to 2003.  Whereas we had an impairment of intangible assets of R$ 225 million in 2003 in relation to the distribution network acquired from Banco Fiat, during 2004 we did not recognize any impairment of intangible assets.

         Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs increased R$ 980 million in 2004. This increase is mainly related to the recognition of a premium deficiency liability in the amount of R$ 549 million, which is related to our health-care insurance portfolio. We have interrupted the commercialization of this product almost 20 years ago, due to our strategic decision of not expanding our operations in health-care insurance segment and presently we only hold approximately 11 thousand active policies in this portfolio, which have a market share in total premiums of health-care insurance industry of 1.07% at December 31, 2004. During 2004, the health-care insurance regulator established limits to premium adjustments and because of that we were not able to integrally recover medical and hospital costs. Additionally, the fact that there is a lack of definition of the present and future adjustment index to be applied in premiums, made us to decide to recognize this liability. In addition, we had an increase of R$ 158 million in insurance claims expenses due to the growth in insurance premiums during 2004.

          Taxes on income

          Taxes on income increased R$ 193 million in 2004 to R$ 1,673 million, as compared to R$ 1,480 million in 2003.  In 2004, earnings before taxes increased by R$ 1,568 million as compared to 2003, due to a higher level of operational activities in 2004.  Our earnings before taxes in 2004 were affected by a lower non-tax-deductible expense associated with the exchange rate variations of our foreign investments, since the real appreciated less in relation to foreign currencies in 2004 than in 2003.  Gains from hedging transactions on foreign investments were taxed in accordance with the type of hedging instruments used.  In 2004, we benefited more from the tax treatment of interest on shareholders’ capital.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Results of Operations

          The following table shows the principal components of our net income for 2003 and 2002.

	Year Ended December 31,

	2003	2002

	(in millions of R$)
Interest income	R$ 16,093	R$ 14,556
Interest expense	(6,645)	(7,034)

Net interest income	9,448	7,522
Provision for loan and lease losses	(1,695)	(2,124)

Net interest income after provision for loan and lease losses	7,753	5,398
Non-interest income	8,819	8,032
Non-interest expense	(11,792)	(10,654)

Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in accounting principle	4,780	2,776
Taxes on income	(1,480)	61
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	3,300	2,837
Minority interest	(19)	(18)
Extraordinary item, net of tax effect	—	—
Cumulative effect of a change in accounting principle, net of tax effect	—	9

Net income	R$ 3,281	R$ 2,828

          Net Income

           The increase of 16.0% in our net income in 2003 in comparison to 2002 was primarily due to an increase of 25.6% in our net interest income.  The increase in our net interest income was affected by the increase in the volume of operations that resulted from the consolidation of Itaú-BBA and Banco Fiat in our results.  Provisions for loan and lease losses decreased 20.2% as a result of the adoption of a risk diversification policy, better client qualification, a more efficient collection process and a positive effect caused by the change of our loan portfolio mix.  The impact of the consolidation of Itaú-BBA and Banco Fiat in non-interest income/(expense) was the main cause of the R$ 351 million increase in expenses.  Furthermore, the R$ 1,541 million variation in tax on income is the consequence of the fact that revenues from exchange rate fluctuations on investments abroad are not taxable, while revenues generated by hedge operations on these investments are taxable.

          The effects of the real appreciation during 2003 on our assets denominated in, or indexed to, foreign currencies had the opposite effect from what we suffered in 2002.  Itaú Holding adopted the strategy of reducing its exchange rate exposure, including foreign investments, by using financial instruments.  As a result, revenues from financial instruments offset the losses in assets denominated in or indexed to foreign currencies caused by the real appreciation.

          Interest Income

          The following table shows the principal components of our interest income for 2003 and 2002.

	Year Ended December 31,

	2003	2002

	(in millions of R$)
Interest income
Interest on loans and leases	R$ 8,907	R$ 7,961
Interest on deposits in banks	1,331	927
Interest on Central Bank compulsory deposits	928	420
Interest on securities purchased under resale agreements and federal funds sold	1,612	796
Interest on trading assets	2,411	2,857
Interest and dividends on available-for-sale securities	786	1,532
Interest on held-to-maturity securities	118	63

Total interest income	R$ 16,093	R$ 14,556

          The increase of 10.6% in our interest income in 2003 compared to 2002 was primarily due to an increase in the volume of operations.

          The R$ 946 million increase in interest income on loans and leases is associated with the increase of the average volume of our credit operations.  This increase was caused by the acquisition of Itaú BBA and Banco Fiat and the consolidation of their operations in our financial statements of 2003, as well as by the change of the mix of our credit portfolio, mainly by the increase of our operations with microenterprise and small- and medium-sized companies.  However, this increase was partially offset by the appreciation of the real against the U.S. dollar in 2003, as compared to the devaluation of the real that took place in 2002.

          Interest on deposits in banks was R$ 1,331 million in 2003, an increase of R$ 404 million in comparison to 2002.  This increase was primarily due to the raise in the average balance of funds deposited with such other banks during 2003.

          On August 14, 2002, Central Bank’s Circular No. 3,144 increased the requirements of compulsory collection on deposits, increasing the time deposit reserve requirements 3%, the savings deposit reserve requirements 5% and the demand deposit reserve requirements 3%.  Furthermore, Central Bank’s Circular No. 3,157 of October 11, 2002 established a 5% increase in the rates of time, savings and demand compulsory deposits.  In 2002, the Central Bank increased demand compulsory deposits to 53%, time deposits to 23% and saving deposits to 30%.  On February 20, 2003, the Central Bank published Circular No. 3,177, which changed the reserve requirements on demand deposits, establishing an increase of 15%.  The reserve requirements of the compulsory collection requirements were kept high until August 8, 2003, when the basic reserve requirements on demand deposits were reduced from 60% to 45%.  Therefore, the maintenance of high rates relating the compulsory requirement of collection on deposits resulted in an increase of the amount of funds retained by the Central Bank, which caused an increase to R$ 508 million of our income from interest on Central Bank compulsory deposits.

          The average volume of operations from securities purchased under resale agreements and federal funds sold increased 8.1% in 2003 in comparison to 2002.  However, the income associated with these operations presented a strong increase of R$ 816 million due to the impact caused by the increase in interest rates in 2003.

          Our income from interest on trading assets was R$ 2,411 million in 2003, R$ 446 million lower than 2002.  The appreciation of the real against the U.S. dollar in 2003 affected the trading securities indexed to foreign currencies, reducing part of the income associated with the foreign exchange rate of these securities.

          The income from interest and dividends on available-for-sale securities was R$ 786 million in 2003, a decrease of R$ 746 million in comparison to 2002.  This interest income decrease was caused mainly by the impact of the appreciation of the real against the U.S. dollar on securities indexed to foreign currencies.

          The income from interest on held-to-maturity securities was R$ 118 million in 2003, representing an increase of R$ 55 million in comparison to 2002.

The average balance of the portfolio of held-to-maturity securities increased in 2003 as a result of changes in the mix of our securities portfolio after the acquisition of BBA and Banco Fiat.  However, since a significant part of the held-to-maturity securities was indexed to foreign currencies, the foreign exchange rate variation in the period negatively affected income in this category.

          Interest Expense

          The following table shows the principal components of our interest expense paid in 2003 and 2002.

	Year Ended December 31,

	2003	2002

	(in millions of R$)
Interest expense
Interest on deposits	R$ (3,252)	R$ (1,704)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,683)	(1,110)
Interest on short-term borrowings	(663)	(1,840)
Interest on long-term debt	(601)	(2,261)
Interest credited to investment contracts account balance	(446)	(119)

Total interest expense	R$ (6,645)	R$ (7,034)

           In 2003, our interest on deposits expense was R$ 3,252 million, representing an increase of R$ 1,548 million in comparison to 2002.  This increase was primarily due to the increase of the average balance of our operations after the acquisition of BBA, because BBA used time deposits as one of its main sources of funding.  However, the creation of Itaú-BBA improved its funding positions through the use of Itaú Holding’s treasury in transactions conducted by Itaú-BBA and Banco Fiat as Itaú Holding’s prices are more competitive.  As a consequence, the balance of time deposits decreased.  Furthermore, the interest on deposits expenses were also affected by the increase in the savings deposits expenses caused by a higher referential rate (TR, which is the rate that serves as basis for calculation of the payment of interests on savings deposits) in 2003.

          In 2003, the interest expense on securities sold under repurchase agreements and federal funds purchased increased R$ 573 million compared to 2002.  This increase was mainly a result of the 2003 increase in interest rates.

          Our short-term borrowings interest expense decreased to R$ 663 million in 2003, a reduction of R$ 1,177 million in comparison to 2002.  This reduction is primarily due to the impact of the foreign exchange rate variation on our foreign currency indexed agreements.

          In 2003, our long-term debt interest expense decreased R$ 1,660 million in comparison to 2002, mainly as a result of the impact of the foreign exchange rate variation on loans and credit facilities indexed to foreign currencies.

          Interest credited to investment contracts account balance was R$ 446 million in 2003, an increase of R$ 327 million as compared to 2002.  This increase is due to market acceptance of our VGBL and PGBL products, which demonstrated robust growth in 2003.

          Provision for Loan and Lease Losses

          Our provision for loans and leases losses was R$ 1,695 million in 2003, a decrease of R$ 429 million when compared to 2002.  This favorable performance was the result of the adoption of policies of risk diversification and better client selection criteria, as well as a positive effect caused by the change in our credit portfolio mix.

          Moreover, the recovery rate of written-off credits was R$ 536 million in 2003, representing an increase of 101.5% in comparison to 2002.  This increase was caused by the enhancement of our collection process.

          Non-Interest Income

          The following table shows the principal components of our non-interest income for 2003 and 2002.

	Year Ended December 31,

	2003	2002

	(in millions of R$)
Non-interest income
Fee and commission income	R$ 4,286	R$ 3,624
Trading income (losses)	1,020	(122)
Net gain (loss) on sale of available-for-sale securities	483	(610)
Net gain on foreign currency transactions	107	925
Net gain (loss) on translation of foreign subsidiaries	(581)	629
Equity in earnings of unconsolidated companies, net	329	335
Insurance premiums, income on private retirement plans and on capitalization plans	2,033	1,793
Other non-interest income	1,142	1,458

Total non-interest income	R$ 8,819	R$ 8,032

          The increase in our non-interest income in the amount of approximately R$ 787 million in 2003 as compared to 2002 was primarily caused by the impact of the real appreciation in 2003, a better economic environment, an increase in the amount of R$ 662 million in fee and commission income, an increase in the amount of R$ 240 million in insurance premiums, income on private retirement plans and on capitalization plans and a decrease in the amount of R$ 316 million in other non-interest income.

          Our fees and commissions income was R$ 4,286 million in 2003, an increase of R$ 662 million in comparison to 2002.  The consolidation of Itaú-BBA and Banco Fiat in our results was responsible for a R$ 168 million increase in revenues from service fees, especially those related to guarantees granted by Itaú-BBA and transactions carried out by Fiat Consortium, which amounted R$ 28 million and R$ 46 million, respectively.  The revenues from fund management fees increased 18.7%, mainly as a result of the increase of R$ 20,930 million in the volume of funds managed in 2003.  The increase of R$ 186 million in fees from checking accounts is primarily due to the increase in the volume of our financing transactions, which affected our credit operations income, and also as a result of a light effect caused by an increase of our client base and by bank tariffs adjustments in November 2002.

          In 2003, our trading income (losses) amounted to R$ 1,020 million, an increase of R$ 1,142 million when compared to 2002.  This increase reflects the gains associated with our risk management strategy, administration of gaps, especially using derivative instruments, and mark-to-market effects on securities in a more favorable economic environment in 2003.

          Our net gain (loss) on sales of available-for-sale securities was R$ 483 million in 2003, an increase of R$ 1,093 million in comparison to 2002.  Unlike 2002, when available-for-sale securities were traded with losses recognition, the securities traded in 2003 benefited from the perception of a more favorable macroeconomic environment, which had positive effects on the securities’ market value.

          Our net gain on foreign currency transactions was R$ 107 million in 2003, a decrease of R$ 818 million in comparison to 2002.  This decrease was a result of increased profits in 2002 associated with higher foreign exchange rates.

          Our net gain (loss) on translation of foreign subsidiaries decreased R$ 1,210 million in 2003 in comparison to 2002.  This result reflects the effects of foreign exchange rate variations on the valuation of our permanent investments abroad.

          Our revenues from insurance premiums, private retirement plans and capitalization plans increased R$ 240 million to R$ 2,033 million in 2003 in comparison to R$ 1,793 million in 2002, due primarily to an increase in the premiums paid under residential, car and life insurance policies and in the amount of private retirement (mostly PGBL/VGBL) and capitalization products sold.

          Our revenues from other non-interest income was R$ 1,142 million in 2003, a decrease of R$ 316 million in comparison to 2002.  The decrease is mainly attributable to recognition in 2002 of revenues of R$ 289 million for the renegotiation of our agreement with AOL Latin America.

          Non-Interest Expense

          The following table shows the principal components of our non-interest expense for 2003 and 2002.

	Year Ended December 31,

	2003	2002

	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	R$ (3,019)	R$ (2,546)
Administrative expenses	(3,346)	(2,822)
Amortization of intangible assets	(473)	(137)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(1,564)	(1,394)
Depreciation of premises and equipment	(646)	(567)
Other non-interest expense	(2,744)	(3,188)

Total non-interest expense	R$ (11,792)	R$ (10,654)

          The increase in our non-interest expense in 2003 in the amount of R$ 1,138 million in comparison to 2002, was due to the following reasons:

          Our expenses with salaries and employee benefits plans was R$ 3,019 million in 2003, an increase of R$ 473 million in comparison to 2002.  This increase was a result of the consolidations of Itaú BBA and Banco Fiat (R$ 227 million), stock option plan expenses (R$ 153 million in 2003, as compared to a reversion of compensation of R$ 4 million in 2002) and the wage adjustment of 7% under the Convenção Coletiva do Trabalho 2002/2003, the collective bargaining agreement, which we entered into in September 2002.

          Our administrative expenses increased R$ 524 million in 2003 as compared to 2002, of which R$ 287 million was a result of the consolidation of Itaú BBA and Banco Fiat.  The remaining expenses are related to price adjustments of services provided by third parties and the increase of utility tariffs, as well as the increase in expenses related to system maintenance and enlargement of branches and ATMs network.  Our focus on decreasing and rationalizing costs caused our efficiency ratio to reach 60.4% in 2003, an increase of 4.7% compared to 2002.

          Our intangible assets amortization expenses increased R$ 336 million in 2003 as compared to 2002.  On December 2002, Itaú Holding announced the execution of a purchase agreement for 99.99% of Banco Fiat’s total capital.  Banco Fiat was the Brazilian market leader among finance companies and banks associated to car manufacturers, accounting for the financing of approximately 40% of the total sales volume of new vehicles with the Fiat brand.  The agreement exclusively granted to Banco Itaú, for a 10-year period, the financing and leasing of new vehicles sold through any promotion organized by Fiat targeted to the consumer market.  In these promotions, we would offer subsidized interest rates to consumers and Fiat would reimburse us the balance between our interest rates and market interest rates.  At the end of 2003, approximately nine months after the acquisition, we revaluated the car selling market in Brazil, considering, among other issues, the strategic changes that were defined by the Fiat controller in Italy imposing a significant reduction in the promotions with subsidized interest rates for new vehicles sales, with a consequent reduction of the financed sales in relation to total sales.  As a consequence, we recorded an impairment of R$ 225 million of the intangible assets corresponding to the distribution network we acquired as a result of our agreements related to Banco Fiat.  Additionally, in 2003, we amortized intangible assets related to Itaú BBA in the amount of R$ 83 million.

          Our expenses with insurance operations, private retirement and capitalization plans increased R$ 170 million in 2003 as compared to 2002.  This increase was mainly caused by an increase in insurance claims proportional to the increase of our insurance premiums.

          Our real estate property and equipment depreciation expenses increased R$ 79 million in 2003 as compared to 2002.  In 2003, we had an increase of expenses with renovation and the depreciation of real estate properties, installations and communication systems and data processing, associated our ongoing infrastructure investments.

          Our other non-interest expenses were R$ 2,744 million in 2003, a decrease of R$ 444 million in comparison to 2002.  In 2003, we had an increase in tax expenses of R$ 91 million with taxes on services and taxes on revenues and other taxes resulted from the increase of the COFINS rate charged from financial institutions, which was raised from 3% to 4% in September 2003, and from a higher volume of operations carried out during the year.  Finally, in 2002, we recognized an impairment loss on shares of AOL Latin America that resulted in the recognition of an expense of R$ 605 million, which did not recur in 2003.

          Taxes on Income

          Our expenses related to income taxes and social contributions increased R$ 1,541 million to an expense of R$ 1,480 million in 2003 in comparison to income of R$ 61 million in 2002.  In 2003, we had R$ 2,004 million of revenues before income tax and contribuição social sobre o lucro líquido, which contributed to an increase in our expenses from income tax and social contributions.  In addition, according to Brazilian tax law, revenues (expenses) from exchange rate fluctuations on investments abroad do not carry tax consequences while revenues (expenses) generated by hedge operations on these investments are taxable.

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

          Outlook for 2005

          In 2005, our main points of focus will be on expanding credit operations for individuals and small- and medium-sized companies, and on managing costs.

          Our first goal for 2005 is to expand operations for individuals and micro-, small- and medium-sized companies by 25-30%.  We anticipate organic growth in these areas accompanying economic growth.

          Our second goal for 2005 is to consolidate our expansion in the area of consumer credit.  Our achievement in this area in 2004 was driven by three vectors: our initiation of Taií; our association with Companhia Brasileira de Distribuição (CBD), which envisions offering specialized financial products and services to clients at 555 CBD outlets throughout Brazil; and our increased participation in Credicard and our acquisition of Orbitall.  In early 2005, we cemented an agreement with Lojas Americanas S.A. (LASA) to offer financial products and services to LASA clients along the same lines as we do with CBD.

          Our third goal for 2005 continues to be cost control.  Our goal is to limit expenses in real terms to the same level as 2004, without considering the expansion of Taií, Itaú CBD and Itaú LASA.

5B.    Liquidity and Capital Resources

          Our financial executive committee determines our policy regarding asset and liability management.  Our policy is to maintain a close match of our maturity, interest rate and currency exposures.  In establishing our policies and limits, the committee considers our exposure limits for each market segment and product, and the volatility and correlation across different markets.

          We have invested in improving risk management of the liquidity inherent in our activities.  We have simultaneously maintained a portfolio of bonds and securities of great liquidity (operational reserve), which represents a potential source for additional liquidity.

          Management controls our liquidity reserves by projecting the resources that will be available for application by our treasury department.  The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profile of our counterparts.

          Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee.  These limits aim to ensure sufficient liquidity, as well as foreseen minimum needs.  These limits are revised periodically and founded on the projection of cash needs in atypical market situations (i.e., stress scenarios).

          Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities.  The minimum amount of liquidity is determined by the reserve requirements established by the Central Bank.  We satisfy these requirements by maintaining a proper balance between maturity distribution and diversity of sources of funds.  Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.  See “Item 4B – Information on the Company – Business Overview – Risk Management – Market and Liquidity Risk Management.”

          The following table sets forth our average deposits and borrowings for 2004, 2003 and 2002.

	For the years ended December 31,

	2004		2003		2002

	Average balance	% of total	Average balance	% of total	Average balance	% of total

Interest-bearing liabilities	65,553	68.2%	64,688	70.6%	44,405	61.2%

Interest-bearing deposits	23,547	24.5%	24,799	27.1%	19,692	27.2%
Savings deposits	18,764	19.5%	17,827	19.5%	17,366	24.0%
Deposits from banks	497	0.5%	796	0.9%	120	0.2%
Time deposits	4,286	4.5%	6,176	6.7%	2,206	3.0%
Securities sold under repurchase agreements and federal funds sold	10,809	11.2%	8,801	9.6%	9,591	13.2%
Borrowings:	26,148	27.2%	29,062	31.7%	14,671	20.2%
Short-term borrowings	10,808	11.2%	13,589	14.8%	6,067	8.4%
Long-term debt	15,340	16.0%	15,473	16.9%	8,604	11.9%
Investment contracts	5,049	5.3%	2,026	2.2%	451	0.6%
Non-interest-bearing liabilities	30,577	31.8%	26,947	29.4%	28,068	38.8%

Non-interest bearing deposits	8,885	9.2%	7,336	8.0%	6,574	9.1%
Other non-interest bearing liabilities	21,692	22.6%	19,611	21.4%	21,494	29.7%
Total liabilities	96,130	100.0%	91,635	100.0%	72,473	100.0%

          Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.  For a more detailed description of our sources of funding see “Item 4B – Information on the Company – Business Overview – Funding” and Note 15 to our Consolidated Financial Statements – Deposits, Note 16 – Short-term borrowings, and Note 17 – Long-term debt.

          Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy.  We consider our current level of liquidity adequate.  The strong demand for credit has been magnifying the importance of issues associated with the funding of the transactions.  In order to finance a possible growth in our loan portfolio, we expect to use liquidity provided by time deposits.

          We highlight the optimization of the funding of the asset position of Itaú BBA through Itaú Holding treasury operations, where prices are more competitive.  We are seeking to increase our savings deposit base and our base of managed market funds.  This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds.

          Our ability to obtain funding depends on numerous factors including general economic conditions, investors’ perception of emerging markets in general and of Brazil, in particular, prevailing economic and political conditions in Brazil, government regulations in relation to foreign exchange funding and our credit ratings.

          Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements.  As of December 31, 2004, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2005.

Changes in Cash Flows

          During 2004, 2003 and 2002, our cash flow was affected principally by the changes in the Brazilian economic environment.  The following table sets forth the main variations in our cash flows during 2004, 2003 and 2002.

	For the Year Ended December 31,

	2004	2003	2002

	(in millions of R$)
Net cash provided by operating activities	R$ 2,134	R$ 3,631	R$ 6,876
Net cash used in investing activities	(12,254)	(607)	(8,170)
Net cash provided by financing activities	3,710	1,215	2,993

Net increase (decrease) in cash and cash equivalents	R$ (6,410)	R$ 4,239	R$ 1,699

          Operating Activities

          Our cash flows from operating activities provided for approximately R$ 2.1 billion, R$ 3.6 billion and R$ 6.9 billion for 2004, 2003 and 2002, respectively.

          Investing Activities

          Our cash flows from investing activities generated cash outflows of approximately R$ 12.3 billion, R$ 0.6 billion and R$ 8.2 billion in 2004, 2003 and 2002, respectively.

          During 2004, the increase in net balance of credit operations and leasing was responsible for the change in assets used in investing activities.  In 2004, we made a significant investment in Credicard Banco, which is not consolidated, in our US GAAP financial statements.  We had an increase in compulsory deposits due to an increase in balances in demand deposits and savings accounts.

          During 2003, we made payments of R$ 1,599 million to the sellers of BBA and Fiat, net of cash and cash equivalent received for our acquisitions in 2003.

          Our cash outflow for the year ended December 31, 2002 was mainly related to the net increase in deposits with the Central Bank that generated cash outflows in the amount of approximately R$ 5.8 billion offset by a decrease in cash outflows on loans and leases in the amount of R$ 3.2 billion.  In addition, as a result of our BBA acquisition, we received approximately R$ 5 billion of cash and cash equivalents and we have assumed debts in the amount of R$ 1,473 million and commitments to issue shares for 517 million and to make cash payments of R$ 685 million.

          Financing Activities

          During the year ended December 31, 2004, the most significant financing activities were the increase in deposit and investment contracts accounts, especially savings accounts, and investment contracts, which were offset in part by the decrease in open market transactions and by the increase in dividends and interest on shareholders’ equity.

          In 2003, our cash flow from financing activities generated cash outflows of approximately R$ 1.2 billion mainly by the increase in open market transactions.

          During the year ended December 31, 2002, the most significant variation of the cash flow of financing activities was the increase in deposits and investments contracts for approximately R$ 4.4 billion offset by the decrease of R$ 4.8 billion in federal funds.  The repayment of long-term debt decreased for approximately R$ 5.7 billion.

          We paid dividends and interest on stockholders’ equity in the amounts of approximately R$ 1.2 billion, R$ 932 million and R$ 816 million for 2004, 2003 and 2002, respectively.  We also acquired treasury stock, generating cash outflows of approximately R$ 300 million, R$ 289 million and R$ 223 million for 2004, 2003 and 2002, respectively.

Capital

          We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11% of risk-weighted assets, similar to the recommendations of the Banking Supervision Committee of Basel.  See “Item 4B – Information on the Company – Business Overview – Regulation and Supervision – Capital Adequacy Requirements” for a detailed discussion of capital adequacy requirements.

          As required by Central Bank rules, we currently measure our capital compliance in two different ways:  by consolidating only our financial institutions, and on a fully consolidated basis, including all of our subsidiaries.  We believe we have a solid capital base as measured by our solvency ratio.  During December 2004, 2003 and 2002, our solvency ratio measured on a fully consolidated basis was 20.6%, 19.8% and 18.4%, respectively.  The increase in our solvency ratio from 2003 to 2004 was primarily attributable to retained earnings.

          The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case at December 31, 2004, 2003 and 2002, following the full consolidation method.

	Full Consolidation

	At December 31,

	2004	2003	2002

	(in millions of R$, except percentages)
Tier 1	15,834	12,657	11,408
Tier 2	3,972	4,528	5,165

Reference Capital	19,806	17,185	16,573

Adjustments	(2,186)	(1,782)	(2,629)

Our Regulatory Capital	17,620	15,403	13,944

Minimum regulatory capital required	9,427	8,575	8,345

Excess over minimum regulatory capital required	8,193	6,828	5,599

Solvency Ratio	20.6%	19.8%	18.4%

          On September 26, 2001, the CMN introduced modifications to the specific formula for determining the capital to risk-weighted assets ratio by increasing the risk factor applicable to transactions involving assets and liabilities denominated or indexed in foreign currency from 33% of the total exchange exposure on the excess of 20% of regulatory capital to 50% of the total exchange exposure.  On October 8, 2002, the CMN increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure and on October 11, 2002 increased its percentage to 100%.  The Central Bank Circular No. 3,194 of July 2, 2003, reduced from 100% to 50% the percentage of the foreign exchange exposure to be allocated to cover such exposure.  We opt to use the prerogative included in the Central Bank Circular No. 3,217 of December 17, 2003 that established an alternative methodology to determine the foreign exchange exposure.

          Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital purposes of such ration are described below:

(1) Bank Deposit Certificates:

- issued on December 23, 2002, with nominal value of R$ 850 million maturing on December 23, 2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% per year;

-  issued on February 26, 2003, as part of acquisition of investment in BBA, with nominal value of R$ 673 million maturing on February 26, 2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:

- issued on September 1, 2001, with nominal value of R$ 600 million maturing on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

(3) Euronotes:

- issued on August 13, 2001, in the amount of US$ 100 million and on November 9, 2001, in the amount of US$ 80 million maturing on August 15, 2011 and paying interest semi-annually at the rate of 10% per year;

- issued on August 13, 2001, in the amount of ¥ 30 million (US$ 245 million), also maturing on August 15, 2011 and paying interest semi-annually at the rate of 4.25% per year;

- issued on June 26, 2002 by BBA Nassau, in the amount of US$ 50 million (US$30 million held in treasury) maturing on June 28, 2012 and paying interest semi-annually at the rate of 10.375% per year up to June 28, 2007 and, after this date up to maturity, at the rate of 13.625% per year.

(4) Redeemable preferred shares:

- issued on December 31, 2002 by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$ 393 million maturing on March 31, 2015 with dividends calculated based on LIBOR rate plus 1.25% per year, paid semi-annually.

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

          We, through our financial executive committee, monitor our maturity mismatches and positions and manage them within established limits.  Management reviews our positions weekly and changes positions promptly as market outlooks change.  For more detailed information on the monitoring of our positions, see “Item 4B – Information on the Company – Business Overview – Risk Management – Market and Liquidity Risk Management.”

          The following table sets forth our interest-earning assets and interest-bearing liabilities position at December 31, 2004 and therefore does not reflect interest rate gap positions that may exist at other times.  In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.  Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2004

	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total

	(in millions of R$ , except percentages
Deposits in other banks	6,924	3,990	1,797	1,060	624	162	14,557
Securities purchased under resale agreements and federal funds sold	6,304	—	—	186	44	46	6,580
Central Bank compulsory deposits	10,571	—	—	—	—	—	10,571
Trading assets	8,652	363	352	428	815	1,385	11,995
Securities available for sale	739	139	383	1,159	2,747	2,846	8,013
Securities held to maturity	16	9	884	316	151	2,107	3,483
Loans and leases	5,418	6,331	5,781	6,385	9,508	9,259	42,682

Total interest-earning assets	38,624	10,832	9,197	9,534	13,889	15,805	97,881

Savings deposits	19,197	—	—	—	—	—	19,197
Time deposits	2,692	1,200	966	1,870	1,343	22	8,093
Deposits from banks	212	16	18	—	—	—	246
Securities sold under repurchase agreements and federal funds purchased	6,381	245	159	1	—	—	6,786
Short- and long-term debt	815	1,299	2,011	2,662	6,204	14,102	27,093
Investment contracts	6,905	—	—	—	—	—	6,905

Total interest-bearing liabilities	36,202	2,760	3,154	4,533	7,547	14,124	68,320

Asset/liability gap	2,422	8,072	6,043	5,001	6,342	1,681	29,561
Cumulative gap	2,422	10,494	16,537	21,538	27,880	29,561
Ratio of cumulative gap to total interest-earning assets	2.5%	10.7%	16.9%	22.0%	28.5%	30.2%

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

          The following table sets forth assets and liabilities classified by currency including those in Brazilian reais and those denominated and indexed to foreign currencies.  This table may not reflect currency gap positions at other times.  Variations may also arise among the different currencies that are held.

	As of December 31, 2004

	R$	Denominated in foreign currency	Linked to foreign currency	Total	Percentage of amounts denominated in and linked to foreign currency of total

	(in millions of R$, except percentages)
Assets:
Cash and due from banks and restricted cash	1,406	327	10	1,743	19.3%
Loans, securities and other assets	86,677	14,442	6,598	107,717	19.5%
Premises and equipment, net	2,502	72	—	2,574	2.8%
Investments in affiliates and other investments	2,024	473	12	2,509	19.3%
Goodwill	37	235	—	272	86.4%
Other intangibles	2,413	—	—	2,413	0.0%
Non-performing loans	1,196	—	—	1,196	0.0%
Allowance for loan losses	(2,750)	(61)	—	(2,811)	2.2%

Total	93,505	15,488	6,620	115,613	19.1%

Percentage of total assets	80.9%	13.4%	5.7%	100%

Liabilities and Stockholders’ Equity:
Non-interest bearing deposits	10,122	502	113	10,737	5.7%
Deposits, borrowings and other liabilities	71,387	12,361	3,380	87,128	18.1%
Minority interest in consolidated subsidiaries	1,031	6	—	1,037	0.6%
Stockholders’ equity	16,711	—	—	16,711	0.0%

Total	99,251	12,869	3,493	115,613	14.2%

Percentage of total liabilities and stockholders’ equity	85.9%	11.1%	3.0%	100.0%

          The following tables present the composition of our off-balance sheet derivative instruments as of December 31, 2004, classified in reais and foreign currency, which also include the instruments linked to foreign currency.  We enter into these derivative instruments as part of our overall market risk strategy.

	As of December 31, 2004

	Notional amounts

	R$	Denominated In or linked to Foreign Currency	Total

	(in millions of R$)
Off-balance sheet financial instruments
Swap contracts
Buy (Sale) commitments, net	3,304	(3,304)	—
Forward contracts
Buy (Sale) commitments, net	2,382	(340)	2,042
Future contracts
Buy (Sale) commitments, net	(6,798)	(5,236)	(12,034)
Option contracts
Buy (Sale) commitments, net	(2,975)	(1,121)	(4,096)

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

          The following table presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2004 classified by the method used to determine fair value:

	Quoted market prices	Prices provided by external sources (mainly dealer quotes)	Fair value based on models and other valuation method	Total

	(in millions of R$ )
Securities purchased under resale agreements and federal funds sold	—	6,580	—	6,580
Trading Securities	751	8,874	443	10,068
Derivative Financial Instruments	67	—	1,860	1,927
Available-for-Sale Securities	690	4,580	2,743	8,013
Derivatives Liabilities	(30)	—	(1,141)	(1,171)

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

          The following table sets forth our capital expenditures for the years ended December 31, 2004, 2003 and 2002.

	For the year ended December 31,

	2004	2003	2002

	(in millions of R$)
Land and buildings	19	59	197
Furniture and data processing equipment	297	353	444
Leasehold improvements	47	24	67
Software developed or obtained for internal use	119	196	46
Other	32	12	17

Total	514	644	771

          We expect that our capital expenditures in 2005 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

          We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2005 will be funded from our internal resources.  We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

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

          In addition, our recent acquisitions could affect the comparability of our financial statements.  Each of these factors is described fully under “Item 5A – Operating and Financial Review and Prospects – Overview – Operating Results.”

          In addition, you should read “Item 3D – Key Information – Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E.          Off-Balance Sheet Arrangements

               We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 28(c) of our financial statements.

5F.          Tabular Disclosure of Contractual Obligations

               The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2004:

	Payments due by period

	(in millions of R$)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years

Long-Term Debt Obligations	14,739	2,484	3,498	4,293	4,464
Operating and Capital (Finance) Lease Obligations	1,446	406	371	202	467
Guarantees	5,765	1,186	550	320	3,709

Total	21,950	4,076	4,419	4,815	8,640

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    Directors and Senior Management

          We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers (each an executive officer).  All of our directors and executive officers serve for a term of one year.  Set forth below are the names, positions and dates of birth of the members of our directors and senior management at the present date, who were elected on April 27, 2005:

          Directors:

Name	Position	Date of Birth
Olavo Egydio Setubal	Chairman	04/16/1923
José Carlos Moraes Abreu	Vice Chairman	07/15/1922
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tapias	Director	09/16/1942
Carlos da Camara Pestana	Director	07/27/1931
Fernão Carlos Botelho Bracher	Director	04/03/1935
José Vilarasau Salat	Director	02/20/1931
Henri Penchas	Director	02/03/1946
Maria de Lourdes Egydio Villela	Director	09/08/1943
Persio Arida	Director	03/01/1952
Roberto Teixeira da Costa	Director	02/05/1934
Sergio Silva de Freitas	Director	01/16/1943
Tereza Cristina Grossi Togni	Director	01/25/1949

          Executive officers:

Name	Position	Date of Birth
Roberto Egydio Setubal	President and CEO	10/13/1954
Henri Penchas	Senior Vice President	02/03/1946
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Luciano da Silva Amaro	Legal Counsel	05/31/1945
Rodolfo Henrique Fischer	Executive Officer	12/26/1962
Silvio Aparecido de Carvalho	Executive Officer	05/09/1949
Jackson Ricardo Gomes	Managing Director	08/21/1957
Marco Antonio Antunes	Managing Director	10/31/1959
Vilson Gomes de Brito	Managing Director	09/22/1944
Wagner Roberto Pugliesi	Deputy Managing Director	12/15/1958

          As described below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa group.

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

          Mr. José Carlos Moraes Abreu has been our vice chairman since 1986 and he is a member of our International Advisory Board.  He was our managing officer from 1964 to 1969, our executive vice president from 1969 to 1976, our chief executive officer from 1976 to 1985 and our president and chief executive officer from 1985 to 1990.  He was a member of the board of directors of Itaúsa  from April 1983 to April 2004, a member of the Conselho Monetário Nacional from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the steering committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the board of directors of Libra Bank Ltd.  (London) from 1974 to 1989.  He has a bachelor’s degree in Law from Universidade de São Paulo.

          Mr. Alfredo Egydio Arruda Villela Filho was elected vice chairman of our board of directors in April 2001, and he is a member of the Material Information Disclosure and the Securities Trading Committees.  He has been a member of the board of directors of Itaúsa-Investimentos Itaú S.A. since 1995 and a member of the board of directors of Itautec Philco S.A. since 1997.  He has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), or the Mauá Technology Institute and a post-graduate degree in Business Administration from Fundação Getúlio Vargas.  He is the nephew of Mrs. Maria de Lourdes Egydio Villela.

          Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors in April 2001.  He is a member of our International Advisory Board.  He has been a director since April 1995 and our president and chief executive officer since April 1994.  He was our general manager from 1990 to 1994.  He was the president of Febraban-Federação Brasileira de Associação de Bancos and of Fenaban - Federação Nacional de Bancos from April 1997 to March 2001.  He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003.  He is a board member of the Institute of International Finance and of the International Monetary Conference and a member of the International Advisory Committee of the Federal Reserve Bank of New York.  He has a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and a Master’s degree in Science Engineering from Stanford University.  He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

          Mr. Alcides Lopes Tapias was elected a member of our board of directors in April 2002.  He is a member of the Material Information Disclosure and the Securities Trading Committees and member of Audit Committee of Itaú Financial Conglomerate.  He is partner in InterAmericana Ltda. and from December 2001, member of the board of directors of the Sadia Group and of the UBV – União Brasileira de Vidros e Brasmetal Waelzholz; member of the Conselhos Consultivos of BM&F – Bolsa de Mercadorias & Futuros, Medial Saúde and DMR Consulting Brasil, and member of the Conselho Curador of Fundação Antonio Prudente do Hospital do Câncer.  Joined Bradesco in 1957, rising through the ranks to become vice president of the executive board and the senior management board until 1996.  Between 1991 and 1994, he was President of FEBRABAN (the Brazilian Federation of Bank Associations) and a member of the National Monetary Council.  He represented Bradesco on the boards of Ericsson, CSN, Latasa, Monteiro Aranha and others.  Elected member of the board of directors of Tubos e Conexões Tigre in 1995.  President of the Camargo Corrêa group in 1996, being elected chairman of the board of directors of the holding company.  Chairman of the board of directors of USIMINAS (1997) and of São Paulo Alpargatas up to September 1999, when he was appointed by the President of the Republic, Fernando Henrique Cardoso, to be Minister of Development, Industry and Foreign Trade, in which position he remained until July 2001.  He has a bachelor’s degree in Business Administration from Universidade Mackenzie and a bachelor’s degree in Law from Faculdades Metropolitanas Unidas.

          Mr. Carlos da Camara Pestana has been a director since October 1986 and President of the Audit Committee of the Itaú Financial Conglomerate since July 2004.  He is a member of our International Advisory Board.  He was our managing officer from 1980 to 1985; vice-president officer from 1985 to 1986; executive vice president from 1986 to 1990 and our president from 1990 to 1994.  He has a bachelor’s degree in Law from Faculdade de Direito da Universidade Clássica de Lisboa.

          Mr. Fernão Carlos Botelho Bracher has been a director since April 2003 and he is a member of our International Advisory Board.  He has been vice-chairman of the board of directors of Banco Itaú BBA S.A. since February 2003.  He was the president of Banco Itaú BBA from 1988 to 2005.  He was a director of Banco da Bahia from 1961 to 1973.  Director for the International Area of the Central Bank from 1974 to 1979.  Director vice president of Group Atlântica-Boavista de Seguros from 1980 to 1982, vice president director of Banco Bradesco S.A. from 1982 to 1985, president of the Central Bank from 1985 to 1987 and Chief Negotiator of the Brazilian Foreign Debt from June to December of 1987.  He has a bachelor’s degree in Law from Universidade de São Paulo and has studied in German universities.

          Mr. José Vilarasau Salat was elected a member of our board of directors in April 2001.  He has been the president of Caja de Ahorros y Pensiones de Barcelona “la Caixa” from 1999 to 2003 and the president of Caixa Holding S.A. from 2000 to 2003.  He has a bachelor’s degree in Industrial Engineering from Escuela Especial de Ingenieros Industriales de Barcelona and in Economic Science and Business from Universidad de Barcelona.

          Mr. Henri Penchas has been a director and a senior vice president since April 1997.  He is a member of the Material Information Disclosure and the Securities Trading Committees and member of our International Advisory Board.  He was our executive vice president from 1993 to 1997.  He is the head of our economic control division.  He has been executive director of Itaúsa since December 1984 and its investor relations’ officer.  He has been vice president of the board of directors of Banco Itaú BBA S.A. since February 2003.  He has a bachelor’s degree in Mechanical Engineering from Universidade Mackenzie and a post-graduate degree in Finance from Fundação Getúlio Vargas.

          Mrs. Maria de Lourdes Egydio Villela has been a member of our board of directors since March 1993 and vice-chairman of the board of directors of Itaúsa since April 2001.  She is a member of our International Advisory Board, President of the São Paulo Museum of Modern Art since December 2004 and the president of Instituto Itaú Cultural since May 2001.  Founder and president of the Associação Comunitária Despertar since April 1994.  Member of Instituto Brasil Voluntário – Faça Parte since October 2000 and of the Centro do Voluntariado de São Paulo since May 1997.  She has a bachelor’s degree in Psychology from Pontifícia Universidade Católica.  She is the aunt of Mr. Alfredo Egydio Arruda Villela Filho.

          Mr. Persio Arida was elected a member of our board of directors in April 2001.  He was the Secretary of Social Coordination of SEPLAN (the Federal Planning Secretariat) in 1985, a member of the executive board of the Central Bank in 1986, the president of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank, from 1993 to 1994, and the president of the Central Bank in 1995.  He has a bachelor’s degree in Economics from Universidade de São Paulo and a Ph.D. in Economics from the Massachusetts Institute of Technology.  He is a member of the Institute for Advanced Study at Princeton and a member of the Smithsonian Institute in Washington.

          Mr. Roberto Teixeira da Costa was elected a member of our board of directors in April 2001.  He is a member of the Material Information Disclosure and the Securities Trading Committees and member of our International Advisory Board.  He was involved in the creation of the CVM, of which he was chairman until 1979.  He was also International Chairman of the CEAL-Business Council of Latin America from 1998 to 2000.  He is a member of the advisory committee of the State of São Paulo newspaper.  He has a bachelor’s degree in Economics from Faculdade Nacional de Ciências Econômicas do Rio de Janeiro.

          Mr. Sergio Silva de Freitas has been a director since October 1986 and he is a member of our International Advisory Board.  He was our Managing Officer from 1984 to 1985, Executive Officer from 1985 to 1986, Executive Vice President from 1986 to 1993 and our Senior Vice President from April 1993 to April 2005.  Member of the board of directors of Banco Itaú BBA from February 2003 to April 2005.  He has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

          Mrs. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004.  Member of the Audit Committee of the Itaú Financial Conglomerate, since July 1, 2004, appointed by the Board of Directors as financial expert with responsibilities pursuant to Resolution 3198 of the Brazilian National Monetary Council and the Sarbanes-Oxley Act, due to her qualifications in the accounting and auditing areas.  She is a member of the Material Information Disclosure Committee.  In the Central Bank she was a Board Member and Deputy Governor responsible for Banking Supervision from April 2000 to March 2003, Consultant, Deputy Head and Department Head for Supervision from 1997 to March 2000 and Inspector and Supervision Coordinator in Belo Horizonte from August 1984 to February 1997. Member of the Advisory Banking Board of the Toronto International Leadership Centre for Financial Sector Supervision, Toronto, Canada, since 2003. She graduated in Business Administration and Accounting from the Catholic University of Minas Gerais in 1977 and has completed specialization courses in Switzerland and the United States.  In April 2005, Ms. Grossi was convicted by a Brazilian trial court, together with other individuals, three of them members of the Executive Board of the Brazilian Central Bank at the time of the facts giving rise to the case, which grew out of the Central Bank’s bailout of two banks that experienced severe difficulties in the wake of the real’s fluctuation in 1999.  The conviction was based on the trial court’s finding that this decision made by the Executive Board of the Central Bank was illegal and that it had benefited third parties.  At the time, Ms. Grossi was not a member of the Executive Board and for this reason did not participate in the decision.  Ms. Grossi was not accused of receiving any personal gain, directly or indirectly, from the questioned operation.  Ms. Grossi has forcefully maintained her innocence and has appealed the trial court’s decision.

          Mr. Alfredo Egydio Setubal has been our Executive Vice President since March 1996 and Investor Relations Director since 1995, with overall responsibility for communications with the capital markets, always seeking to increase the transparency of financial and strategic information which is of good quality, material, timely, credible and readily comparable.  President of the Material Information Disclosure and the Securities Trading Committees since August 2002.  He is responsible for the relationship with the Brazilian Securities and Exchange Commission (CVM), the Central Bank and other government authorities with respect to capital market matters.  He is the head of our Capital Markets Area where he is responsible for the formulation, implementation and compliance with the our strategic guidelines.  He was our Executive Director between 1993 and 1996.  He has been a member of the Board of Directors of Banco Itaú BBA S.A. since February 2003.  He was a member of the National Association of Investment Banks – ANBID from 1994 to August 2003 and has been its President since August 2003.  He has been a member of the Board of Directors of the Securities Dealers’ Association – ADEVAL (since 1993), of the Brazilian Clearing and Depository Corporation - CBLC (since 1998), of the São Paulo Stock Exchange – BOVESPA (since 1996) and the Brazilian Association of Listed Companies – ABRASCA (since 1999).  President of the Board of Directors of the Brazilian Institute of Investor Relations - IBRI from 2000 to 2003 and member since 2004.  Finance Director of the Museum of Modern Art of São Paulo – MAM (since 1992).  He has a bachelor’s and a post-graduate degree in Business Management from Fundação Getúlio Vargas.  He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

          Mr. Luciano da Silva Amaro has been our Legal Counsel since December 1988 and was a lawyer from 1976 to 1988.  He has been a professor of tax law at the Mackenzie Presbyterian University Law School since 1977; a frequent panelist at legal conferences; author of Brazilian Tax Law (11th Edition), used in graduate tax courses; author of approximately 40 published papers on tax and commercial law; member of the Brazilian Academy of Tax Law and other institutions.  He was a tax expert to the Ministério da Fazenda (Brazilian Treasury Department) from July 1970 to January 1976.  He has a bachelor’s degree in Law from Universidade de São Paulo.

          Mr. Rodolfo Henrique Fischer has been an Executive Officer since September 1999.  He occupied various positions in our bank between 1984 and 1999, among them, Exchange and Foreign Trade General Manager between 1991 and 1994 and Exchange and Foreign Trade Managing Director between 1994 and 1999.  He is the head of our Treasury and Financial Area.  Member of the board of directors of Banco Itaú BBA since February 2003; President of the Board of CIP – Câmara Interbancária de Pagamentos; Director of ADIMA – Associação Nacional das Instituições do Mercado Financeiro; member of the board of directors of BM&F – Bolsa de Mercadorias & Futuros.  He has a bachelor’s degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo and a Master of Science degree in Management from Massachusetts Institute of Technology.

          Mr. Candido Botelho Bracher has been our Executive Officer since May 2005.   He has been a member of the board of directors of Banco Itaú BBA since February 2003, Director President since April 2005 and Director Vice-President – Superintendent from February 2003 to April 2005, where he was responsible for the areas of Commerce, Capital Markets and Human Resource Policies. He was Director at Banco BBA Creditanstalt S.A. from 1988 to 2003.   He has a degree in business administration from the Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas.

          Mr. Silvio Aparecido de Carvalho has been an Executive Officer since October 2000.  He was our General Manager from 1984 to 1986, our Technical Officer from 1986 to 1988, a managing officer from 1988 to 1999, and our Senior Managing Officer from 1999 to 2000.  He is the head of Executive Directory of Controller and member of the Material Information Disclosure and Securities Trading Committees.  He is graduated in Business Administration and Accounting Sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, with a Master’s degree and a Doctorate in Controllership and Accounting from the same university, both with honors.  Concluded the Stanford Executive Program at Stanford University in 1985.  He has been a Professor of Universidade de São Paulo since 1976.

          Mr. Jackson Ricardo Gomes has been our managing director since May 2005.  He began working with Grupo Itaú in 1984; was analyst in area of economic control from August 1983 to 1986; was Department Manager from 1988 to 1989; General Manager/Superintendent from 1990 to 1995; Managing Director from August 1995 to April 2003; and Senior Managing Director since 2003.  He is an aeronautical engineer trained in the Instituto Tecnológico da Aeronáutica – ITA, and has an MBA from the University of Chicago.

          Mr. Marco Antonio Antunes has been our managing director since May 2005.  He was Manager of the Department of Budget Control from December 1990 to May 1997, General Manager from June 1997 to February 2000 and Managing Director since March 2000.  Completed a degree in metallurgy engineering at Mackenzie University and specialized in Accounting and Finances at FIPECAFI at the Universidade de São Paulo USP – Nível Mestrado.

          Mr. Vilson Gomes de Brito has been our managing director since May 2005.  He occupied various positions and responsibilities at our bank from January 1960 to 1993, including Division Manager in the Data Processing Department from July 1969 to July 1972, Division Manager in the Inspections Department from July 1972 to February 1974, Manager of the Inspections Department from February 1974 to November 1979, General Manager of Auditing Operations from November 1979 to March 1993, and Managing Director of Auditing Area since March 2003.  Graduate of programs in Business Administration, as well as Accounting Sciences, at the Faculdades Metropolitanas Unidas – FMU.

           Mr. Wagner Roberto Pugliesi has been our deputy managing director since May 2005.  He occupied various positions in the period from 1983 to 2005, including Manager of Auditing from 1990 to 1997, Superintendent of Auditing from 1997 to 2002, and Superintendent of Auditing Coordination from 2002 to 2005, responsible for the areas of Financing, International, Capital Marketing and Overseas Operations, Commercial, and Administration.  Auditor at an independent auditor international firm from 1978 to 1980.  Sector Director for Internal Accounting and Compliance at FEBRABAN- Federação Brasileira de Bancos since 2004, and coordinator of the Subcommission for Internal Accounting from 1999 to 2004.  Second Vice-President CALIN – Comitê Latino-Americano de Auditoria Interna e Administração de Riscos within Felaban – Federação Latino-Americano de Bancos, and representative of Febraban since 1999.  National Director of Training at the Instituto de Auditores Internos do Brasil from 1995 to 1997.  Graduate of programs in Business Administration from IMES, Accounting  from Universidade São Judas, and specialist in business administration from the Fundação DOM Cabral.

          There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers is a party adverse to us.  We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B.          Compensation

               For the year ended December 31, 2004, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers for services during that year in all capacities was approximately R$ 91 million.  This number includes salaries in the amount of approximately R$ 50 million, profit-sharing plans and management participation in the amount of approximately R$ 41 million and contributions to pension plans we sponsor in the amount of approximately R$ 27 thousand.  We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and members of our administrative, supervisory or management bodies, and we do not otherwise publicly disclose this information.

               We have also granted options to our executive officers under the plan described in “Item 6E – Share Ownership – Stock Option Plan.”  Each option gives the holder the right to purchase one preferred share.  When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

               In January 2004, we issued 6,250 stock options with an exercise price of R$ 119.11, 6,250 stock options with an exercise price of R$ 181.82, 6,250 stock options with an exercise price of R$ 235.65, 6,250 stock options with an exercise price of R$ 224.72 and 6,250 stock options with an exercise price of R$ 152.17.  These options will expire in December 2007, 2008, 2009 and 2010, respectively.

               In February 2004, we issued 7,000 stock options with an exercise price of R$ 237.72 and 504,695 stock options with an exercise price of R$ 232.02.  These options will expire in December 2008 and 2011, respectively.

               The main conditions of the options outstanding as of December 31, 2004 are as follows:

	As of December 31, 2004

Exercise price as of December 31, 2004 (in R$)	Quantity of options	Remaining term period (in years)

112.75	25,000	1 year
132.92	18,500	2 years
202.90	423,950	3 years
262.96	486,850	4 years
261.69	27,000	4 years
250.78	488,850	5 years
249.26	15,250	5 years
169.81	468,400	6 years
169.93	16,750	6 years
256.67	491,715	7 years
Total	2,462,265	—

               Our compensation expense related to the stock option plans amounted to R$ 165 million and R$ 153 million for the years ended December 31, 2004 and 2003.  For the year ended December 31, 2002, we recognized a reversal of compensation (revenue) related to the stock option plan amounted to R$ 4 million.

               In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees and their families, such as medical assistance and educational expenses, in the amount of approximately R$ 1 million.

               We have established a profit sharing or management participation plan for our management, including our board of directors and executive officers.  The program and its rules have been approved by our board of directors.

Under the terms of the program each member of our executive officers participating in the plan is assigned semi-annually a base amount for computation of the profit sharing plan.  The final amount of the profit sharing payment to an individual is determined by multiplying the base amount by an index applicable to all participants.  This index depends on our level of return on stockholders’ equity.

               Since May 2003, the members of our fiscal council and alternate members have received a monthly compensation of R$ 7,500 and R$ 2,500, respectively.

6C.          Board Practices

               Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate books,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors, in accordance with the recommendation of the audit committee,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	ratifying the decisions of the compensation committee, and

•	determining the payment of interim dividends, interest on stockholders’ equity and the purchase of our own shares.

          Our board of directors may be composed of a minimum of five and a maximum of twenty directors elected by our shareholders at the annual shareholders’ meeting.  The directors elect one Chairman and three Vice-Chairmen.  The annual shareholders’ meeting held on April 27, 2005 (which is awaiting ratification from the Brazilian Central Bank) elected the fourteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2006.  We have no service contracts with our directors providing for benefits upon termination of employment.

          Our board of executive officers is responsible for our day-to-day management.  It may be composed of a minimum of five and a maximum of twelve members.  The board of directors elected as of May 2, 2005 (awaiting ratification from the Brazilian Central Bank) the twelve members of our current board of executive officers, which consists of the President, one Senior Vice President, two Executive Vice Presidents, two Executive Officers, Legal Counsel, three Managing Directors and one Deputy Managing Director, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2006 annual general shareholders’ meeting.

          According to the Brazilian corporate law, the adoption of a fiscal council, or conselho fiscal, is voluntary.  Our fiscal council has been established annually even when by-laws do not provide a permanent status to the fiscal council.  Such fiscal council may be adopted on a permanent or temporary basis.  The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors.  The responsibilities of the fiscal council are established in the Brazilian corporate law and encompass oversight of management’s compliance with laws and our by-laws, the issuing of a report on the annual and quarterly reports and certain matters submitted for the approval of the shareholders and calling for shareholders’ meetings and reporting specific adverse matters at those meetings.  Our fiscal council is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth
Gustavo Jorge Laboissiere Loyola	Member	12/19/1952
Iran Siqueira Lima	Member	05/21/1944
Fernando Alves de Almeida	Member	12/10/1952
José Marcos Konder Comparato	Deputy	09/25/1932
Alberto Sozin Furuguem	Deputy	02/09/1943
Cícero Péricles de Oliveira Carvalho	Deputy	03/26/1954

               Under our by-laws, we also have a compensation committee, which until April 27, 2005 was our stock option committee, albeit with expanded goals and purposes, in line with best corporate practice in the international market.  We also have an audit committee, a material information disclosure committee, securities trading committee and an international advisory board.  We previously had an internal controls committee that was transformed into the audit committee, expanding its objectives and purposes in order to adapt it to the provisions of Resolution no. 3,198 of the National Monetary Council and the Sarbanes-Oxley Act.  For information regarding the functions of our compensation committee, see “Item 6E – Share Ownership.”

               Our compensation committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth
Olavo Egydio Setubal	President	04/16/1923
Carlos da Camara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
José Carlos Moraes Abreu	Member	07/15/1922
Roberto Egydio Setubal	Member	10/13/1954
Roberto Teixeira da Costa	Member	02/05/1934

               Our audit committee is responsible, among other functions, for:

•	evaluating the effectiveness and reliability of our internal control and risk management systems,

•	assessing the compliance of our operations and businesses with legal provisions and internal regulations and policies,

•	supervising our internal auditing services, preserving the quality and the integrity of the accounting process, balance sheets and additional information,

•	monitoring the independent auditors ensuring they remain independent and reliable, and

•	recommending the hiring and dismissal of the independent auditors to the Board of Directors.

               The audit committee is comprised of the individuals included in the following table, each of whom serves for a term of one year.  One of its members, Mrs. Tereza Cristina Grossi Togni, was appointed by the board of directors as the financial expert with the responsibilities under Resolution no. 3,198 of the National Monetary Council and the Sarbanes-Oxley Act.  See “Item 6A: Directors and Senior Management” for the biographies of the members of the Audit Committee.

Name	Position	Date of Birth
Carlos da Camara Pestana	President	07/27/1931
Alcides Lopes Tapias	Member	09/16/1942
Tereza Cristina Grossi Togni	Member	01/25/1949

               Our material information disclosure committee is responsible for the administration of the Policy for Disclosure of Material Information, ensuring the transparency, quality and security of the information supplied to the stockholders, investors, the press, government authorities and to other capital market entities, among other responsibilities.

               Our material information disclosure committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth
Alfredo Egydio Setubal	Investor Relations Director	09/01/1958
Alcides Lopes Tapias	Member (*)	09/16/1942
Alfredo Egydio Arruda Villela Filho	Member (*)	11/18/1969
Henri Penchas	Member (*)	02/03/1946
Roberto Teixeira da Costa	Member (*)	02/05/1934
Tereza Cristina Grossi Togni	Member (*)	01/25/1949
Antonio Jacinto Matias	Member (**)	09/11/1946
Maria Elizabete Vilaça Lopes	Member (**)	04/10/1952
Silvio Aparecido de Carvalho	Member (**)	05/09/1949
Antonio Carlos Barbosa de Oliveira	Member (***)	06/13/1951

(*) Members of our Board of Directors
(**) Officers of Banco Itaú S.A.
(***) Officer of Banco Itaú BBA S.A.

               Our securities trading committee is responsible for implementing the company’s Corporate Policy and Procedure on Insider Trading, among other responsibilities.  The committee ensures compliance with and the application of criteria for maintaining the ethical and legal standards of the company’s management, stockholders, controllers, employees, third parties, and people connected to all of the above, in the trading of the company’s securities.

               Our securities trading committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth
Alfredo Egydio Setubal	Investor Relations Director	09/01/1958
Alcides Lopes Tapias	Member (*)	09/16/1942
Alfredo Egydio Arruda Villela Filho	Member (*)	11/18/1969
Henri Penchas	Member (*)	02/03/1946
Roberto Teixeira da Costa	Member (*)	02/05/1934
Maria Elizabete Vilaça Lopes	Member (**)	04/10/1952
Silvio Aparecido de Carvalho	Member (**)	05/09/1949
Antonio Carlos Barbosa de Oliveira	Member (***)	06/13/1951

(*) Members of our Board of Directors
(**) Officers of Banco Itaú S.A.
(***) Officer of Banco Itaú BBA S.A.

               Our international advisory board, previously known as international advisory committee, was restructured and became a board by the decision of our general shareholders’ meeting held on April 28, 2004.  This board is a deliberating entity with no decision-making power and meets annually to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the our increasing presence in the international financial community.  The international advisory board is comprised of our President and CEO, as well as three to twenty other members who are very accomplished in the field of international economics and finance affairs.

          Our international advisory board is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth
Roberto Egydio Setubal	President	10/13/1954
Artur Eduardo Brochado dos Santos Silva	Member	05/22/1941
Carlos da Câmara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
Henri Penchas	Member	02/03/1946
José Carlos Moraes Abreu	Member	07/15/1922
Maria de Lourdes Egydio Villela	Member	09/08/1943
Roberto Teixeira da Costa	Member	02/05/1934
Rubens Antonio Barbosa	Member	06/13/1938
Sergio Silva de Freitas	Member	01/16/1943

6D.     Employees

General

          The following table sets forth the number of our employees at December 31, 2004, 2003 and 2002:

	December 31,

	2004	2003	2002

Employees (on a consolidated basis)	45,220	42,365	43,133
Brazil	44,134	41,271	41,996
Abroad	1,086	1,094	1,137
Banco Itaú Buen Ayre (Argentina)	1,000	1,003	982
Others	86	91	155

          Employees from each of our business operations at December 31, 2004, 2003 and 2002 are presented in the following table:

	December 31,

	2004	2003	2002

Banco Itaú and subsidiaries:
Banking	38,082	38,470	38,811
Credit Cards	2,979	148	139
Asset Management	1,194	1,055	1,085
Insurance, private retirement and capitalization	2,317	2,089	1,934
Itaú BBA and subsidiaries	648	603	1,164
Total	45,220	42,365	43,133

          Since 1985, we have reduced the number of our employees from 87,436 to 45,220 as of December 31, 2004 as part of our overall policy of rationalization and automation, which resulted in increased productivity.  The number of our employees increased by 6.7% from December 31, 2003 to December 31, 2004 as a result of the acquisition of Orbitall (2,812 employees) and the development of Taií (606 employees).  We have sought to streamline the operations of the banks we have acquired by closing branches where we already had coverage and by introducing our technology and automated processes into branches of BEG, Banestado, Banerj, Bemge and Banco del Buen Ayre in an effort to centralize back office operations.  At December 31, 2004, we had 1,086 employees outside Brazil.

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

          Our unionized employees are represented by 194 unions.  The Federação Nacional dos Bancos, a national federation of banking institutions, and two representative labor committees elected by the unions conduct annual wage negotiations to set entry level salaries, banks’ overtime pay levels and other benefits.  The annual negotiation takes place in September of each year.  We traditionally set the salary structure of our employees above these levels.

          We sponsor ten pension plans for our employees that supplement what they receive under the Brazilian social security system.  Six of these plans are administered by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board that is comprised of our representatives and our employees.  The remaining plans are Funbep I and II Plans, which are managed by Funbep—Fundo de Pensão Multipatrocinado and Prebeg Plan, which is managed by Prebeg—Caixa de Previdência dos Funcionários do Banco BEG.  Both Funbep and Prebeg are trusts established for managing pension plans.  The remaining plan is the PGBL Plan (a defined contribution plan) designed for new employees since August 1, 2002.

          As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that administer the plans.  During 2004 and 2003, we made contributions to the pension plan at levels required by actuarial standards.

Training and Development

          In keeping with our strategy to remain competitive in the market, we highly emphasize the quality of our human resources.  We have implemented a great variety of programs to attract talented personnel and to train existing employees.  Through our university recruiting programs, we hire students with distinguished profiles after the award of the graduate degrees to be specially trained for future challenges within Itaú’s environment.  These young professionals in a short time can add significant value to the areas.

          In order to support the expansion of some business units or to create new business areas, all recruiting and selection processes have been developed under rigid patterns of profile and potential.  In 2004, we provided training programs aimed at exchanging knowledge and experiences among our employees from different levels at the organization.  We also provide a variety of in-house training and continuing education programs to our employees to keep them updated in their respective areas of expertise.  Through our association with domestic and foreign education institutions and research centers, we provided training programs directed to our management team, such as “New Managers Development Program”, “Scenarios and Trends in People Management”, executive meetings and seminars, among others.

          Our employee relationship is also guided by the principles of diversity and social responsibility.  We seek to allow the inclusion of social minorities and to create employee programs for individuals with physical disabilities.

          Our training and development strategies are also benefited by our organizational work environment survey.  This survey provided valuable information that allowed continuous improvements in our training and development and people management policies at a corporate level, with a high level of involvement and commitment from our board of directors.

6E.    Share Ownership

          The members of our board of directors and our board of executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock.  See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders” for more information.

Stock Option Plan

          In 1995, we implemented our stock option plan, or the Plan.  Our Plan is designed to retain the services of our officers and to obtain highly qualified employees.  Each option gives the holder the right to one preferred share.  When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

          The Plan is managed by the Compensation Committee, or the Committee, made up of six members who are elected on an annual basis by the board of directors and is presided by the Chairman of the board of directors.  The Committee periodically grants and sets the terms of the share options and determines which officers will be included in the plan.  In certain cases, options may also be granted to officers of our subsidiaries and highly qualified employees, and may be used to attract certain skilled professionals.  The board of directors may revise the decisions of the Committee within 30 days of the grant.  The Committee may only grant the options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian corporate law.  The amount of options granted in any given year may not exceed 0.5% of our total shares, at the end of the relevant fiscal year.  If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

          The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the Committee or outside certain suspension periods.  The vesting period may vary, at the Committee’s discretion, from one to five years from the date of issuance of the options.  Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised.  The exercise price of the option is determined by the Committee at the time of the grant and is indexed for inflation up to one month before the option exercise month.  In determining the exercise price, the Committee reviews our recent trading activities in the public market.  The Plan also stipulates that, after the exercise of the option, the shareholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option.  For further information relating to the issuance of our stock options, see “– Compensation.” For more information regarding our stock option plans, see note 26 to our consolidated financial statements.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    Major Shareholders

          In accordance with our by-laws, there are two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais).  Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares.  See “Item 10B – Additional Information – Memorandum and Articles of Association – Voting Rights” for information regarding our capital stock and our two classes of shares.

          The following table sets certain information as of December 31, 2004 with respect to:

•	any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

•	any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

•	other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total

	Number of Shares total	% of	Number of Shares Total	% of	Number of Shares total	% of

	(except percentage amounts)
Itaúsa–Investimentos Itaú S.A.	53,246,417	87.74	2,803	0.01	53,249,220	46.07
Caixa Holding S.A. (1)	195,000	0.32	3,343,367	6.09	3,538,367	3.06
Treasury Stock	63,310	0.10	2,250,980	4.10	2,314,290	2.00
Others	7,182,826	11.84	49,300,637	89.80	56,483,463	48.87

Total	60,687,553	100.00	54,897,787	100.00	115,585,340	100.00

(1)	Caixa Holding S.A.’s stock ownership were held through its subsidiaries la Caixa Participações S.A. and la Caixa Administração S.A.

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

          After March 24, 2003, as a result of the corporate restructuring, Itaú Holding became the direct controlling shareholder with 100% of Itaú shares.  Itaú Holding is in turn controlled by Itaúsa, who now holds 87.74% of its common shares.

          In June 2005, la Caixa announced that it would gradually sell its Itaú preferred stock, because of la Caixa’s adoption of the new International Financial Reporting Standards - IFRS / International Accounting Standards - IAS, which require that an investment stake of less than 20% be booked at cost and recognized as income from dividends and/or as interest on equity capital.

          Consequently, the Shareholders’ Agreement between Itaúsa and Caixa Holding S.A. has been terminated.  Itaúsa has relinquished its preemptive rights to the acquisition of the shares (3.12% of Itaú’s total capital stock), and la Caixa will no longer be eligible to appoint a member to the Board of Directors, a member of the International Advisory Board, and a Managing Director, as was permitted under the Shareholders’ Agreement.  Dr. Vilarasau, la Caixa’s representative on our Board of Directors, will continue in this role for the remainder of his term, which ends in April 2006.

          Itaú has begun buying back these shares in the São Paulo Stock Exchange to be held as treasury stock at times when prevailing market conditions are favorable.  Management believes the share buy-back creates stockholder value by increasing earnings per share, and will not affect Itaú’s operations, nor significantly change its capital adequacy ratios and limits.

          The following table presents at December 31, 2004, the portion of each class of shares held in the United States and the number of shareholders in the United States:

	Number of Shares	Number of Shareholders
Common Shares	255	5
Preferred Shares	7,251,136	221
Preferred Shares Represented by ADS	6,346,398	1
Total	13,597,789	227

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

Accordingly, we have not made any loans or advances to any of our domestic subsidiaries and affiliates, executive officers, board members or their family members.  In addition, we, Itaúsa and our subsidiaries do not have any loans or guarantees outstanding with any affiliates that are financial institutions.  The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions.  See “Item 4B – Information on the Company – Business Overview – Regulation and Supervision.”

Transactions with companies that are part of our consolidated group are always conducted on the same prices, terms and rates than the market, and have been completely eliminated in our consolidated position and results of operations.  These operations are generally banking and interbanking transactions, which are detailed below.

		(in millions of R$)

Balances	2004	2003	2002

Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	42,732	33,512	15,441
Securities issued by consolidated entities and acquired by other consolidated entities	12,899	12,694	9,863
Investment revenues	6,175	4,274	1,630
Securities repurchase and resale agreements between consolidated entities	2,662	2,276	3,068
Loans to consolidated entities	1,679	2,451	5,794
Debentures revenues	1,497	1,322	678
Fees Receivable/Payable between consolidated entities	1,495	708	1,961
Derivative Financial Instruments - Liabilities	953	36	—
Dividends	650	963	1
Borrowings and on-lendings between consolidated entities	584	221	—
Foreign currency purchases and sales to be settled between consolidated entities	330	393	395
Deferred Income	35	31	28
Interbank accounts of subsidiaries	12	—	—
Negotiation and intermediation of securities	3	43	43
Other balances between consolidated entities	2,081	3,596	29,315

We present below some loan operations in dollars made by Itaú Bank, Ltd., a foreign banking subsidiary which is not subject to the limitations imposed by Brazilian law to provide intercompany loans.

	2004	2003	2002

Loans
Itaucard Financeira S.A. Crédito, Financiamento e Investimento (*)	15	10	8
Annual interests (%)	LIBOR + 2%	LIBOR + 2%	LIBOR + 2%
Banco Itaú Buen Ayre S.A.	29	31	39
Annual interests (%)	7.62	7.68	8.63

(*) For the purpose of financing debts of cardholders.

We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

			(in millions of R$)

	2004	2003	2002

ASSETS

Interest-bearing deposits
Banco Itaú Europa S.A.	748	790	70
Annual interest (%)	1.88 to 2.45	1.00 to 1.35	1.92 to 3.5
BIE - Bank & Trust Ltd.	212	—	—
Annual interest (%)	2.34 to 2.45	—	—
Banco Itaú Europa Luxembourg S.A.	—	43	—
Annual interest (%)	—	1.15	—
Non-interest bearing deposits
Banco Itaú Europa S.A.	1	1	1
Banco Itaú Europa Luxembourg S.A.	—	5	—
Interbank deposits
Credicard Banco S.A.	163	—	—
Annual interest (%)	18.22	—	—
Securities repurchase and resale agreements (1)
Banco Itaú Europa S.A.	80	87	106
Annual interest (%)	1.96	1.61	1.81
Derivative financial instruments – Swap (2)
Redecard S.A.	—	2	—
Loans and leases
Banco Itaú Europa S.A.	—	—	6
Annual interest (%)	—	—	3.37
Credicard Banco S.A.	—	95	328
Annual interest (%)	—	18.41 to 18.45	23.72 to 23.76
Dividends receivables
Serasa S.A.	4	4	3
Itausa Export S.A.	—	—	8
Other assets
Banco Itaú Europa Luxembourg S.A.	4	—	—

LIABILITIES

Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	113	—	—
Annual interest (%)	2.30 to 3.70	—	—
Debentures
Tulipa Administração e Participações Ltda.	197	—	—
Annual interest (%)	17.76	—	—
Borrowings
Banco Itaú Europa S.A.	—	—	42
Annual interest (%)	—	—	3.55
Other liabilities
Credicard Banco S.A.	12	—	—
Banco Itaú Europa Luxembourg S.A.	—	1	3
BIE - Bank & Trust S.A.	—	—	4

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Interbank deposits revenues
Credicard Banco S.A.	3	—	—
Services revenues
Credicard Banco S.A.	11	—	—
Services expenses
Credicard Banco S.A. (3)	—	108	157
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3) (4)	200	100	—

(1) Subordinated floating rate note acquired on November 2000, maturing on November 28, 2008.

(2) Cross-currency interest rate swap.

(3) On August 20, 2003, due to a corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(4) The transactions for the year 2004 correspond to services provided by Orbitall between January 1, 2004 and November 30, 2004. Since December 1, 2004, Orbitall has been consolidated in our financial statements.

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

			(in millions of R$)

	2004	2003	2002

ASSETS

Derivative financial instruments – Swap (1)
Itautec Philco S.A.	5	—	—
Duratex S.A.	—	1	—
Loans and leases
Itautec Philco S.A.	3	3	4
Annual interest (%) (2)	LIBOR + 4.31	LIBOR + 4.31	LIBOR + 1.27

LIABILITIES

Interest-bearing deposits
Itautec Philco S.A.	—	4	22
Annual interest (%)	—	18.09	16.72 to 23.31
Duratex S.A.	53	38	27
Annual interest (%)	16.02	46.87	51.77
Elekeiroz S.A.	—	1	—
Annual interest (%)	—	18	—
Non-interest bearing deposits
Elekeiroz S.A.	—	1	—
Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	1	—
Trade notes payable
Itautec Philco S.A.	11	—	—

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Services expenses
Itautec Philco S.A. (3)	120	116	52
Elekeiroz S.A.	—	1	—
Equipments and software purchase
Itautec Philco S.A.	139	144	249

(1) Cross-currency interest rate swap.

(2) LIBOR rate by semester.

(3) Maintenance and services related to electronic equipment and software.

Itaú has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are:

- To create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the area of teaching and health;

- To support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”; and

- To act as a supplier of ancillary services to companies of the group.

Itaú is the founding partner and sponsor of the Instituto Itaú Cultural – IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services rendered by Fundação Itaú Social to Itaú Holding are presented  below:

			(in millions of R$)

	2004	2003	2002

Donations by Itaú to
Fundação Itaú Social	2	50	—
Instituto Itaú Cultural	24	17	22
Services provided to Itaú by
Fundação Itaú Social	22	21	18

7C.    Interests of Experts and Counsel

          Not applicable.

ITEM 8     FINANCIAL INFORMATION

8A.    Consolidated Financial Statements and Other Financial Information

          The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

          We are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits.  In addition, we are defendants in various lawsuits brought by customers, seeking indemnification for damages, as well as by accountholders disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them related to those plans.  We are also a defendant in several lawsuits by labor unions.  We are not a defendant in any material administrative proceeding with the CVM, SUSEP, or the Central Bank.  Presently, there are no pending administrative proceedings between us and the CVM and we are routinely involved in consumer complaints filed with SUSEP and the Central Bank, which do not constitute an administrative proceeding.

          Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions.  It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves.  As of December 31, 2004, we have established reserves amounting to R$ 647 million for civil litigation and R$ 1,034 million for labor-related lawsuits.  We have also reserved R$ 2,271 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality.  Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

          There are no material proceedings in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividend Policy and Dividends

          General

          Under Brazilian law, dividends may be paid in the form of normal dividends or in the form of interest on stockholders’ equity.  The principal difference between dividends and interest on stockholders’ equity is their tax treatment, as discussed below.

          Brazilian corporate law generally requires that the charter of each Brazilian corporation specify a minimum percentage of the distributable profits of the corporation, comprising normal dividends and/or interest on stockholders’ equity, that must be distributed to shareholders as described below.

See “Item 10B – Additional Information – Memorandum and Articles of Association – Calculation of Distributable Amount.”  Moreover, it establishes that holders of preferred shares not carrying a right to fixed or minimum dividends have a statutory right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

          Under our by-laws, we are required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of the distributable amount, or the mandatory dividend, in any particular year.  In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves.  Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year.  Each preferred share will be entitled to a priority minimum annual dividend of R$ 0.55 (fifty-five cents of a real).

          Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if (i) management and the fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company; and the shareholders ratify this decision at the shareholder’s meeting.  In this case, management must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the decision at the shareholders’ meeting; and the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

          Payment of Dividends

          We are required to hold an annual shareholders’ meeting by no later than April 30 of each year at which an annual dividend may be declared.  Additionally, interim dividends may be declared by the board of directors.  Dividends are required to be paid to the holder of record on a dividend declaration date that must occur prior to the end of the fiscal year in which the dividend was declared, according to the Brazilian corporate law.  A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment.

          Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.  See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations – Registered Capital.”  The preferred shares underlying the ADSs will be held in Brazil by the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares.  The registrar will be The Bank of New York.

          Payments of cash dividends and distributions, if any, on preferred shares underlying the ADSs will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  See “Item 12D – Description of Securities Other Than Equity Securities – Description of American Depositary Shares.”  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted.  See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.”  Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on stockholders’ equity as an alternative form of making dividend distributions. The principal difference between dividends and interest on stockholders’ equity is their tax treatment.  Dividends paid to shareholders who are not Brazilian residents, including holders of the ADSs are exempt from Brazilian income tax withholding.  However, any interest on stockholders’ equity is subject to Brazilian income tax withholding.  See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

          Dividend Policy and History of Dividend Payments

          We currently intend to pay dividends and/or interest on stockholders’ equity equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that the board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares.

          The following table sets forth the interest on stockholders’ equity paid to holders of our common shares and preferred shares since 2002 in U.S. dollars translated from reais at the commercial exchange rate as of the date of payment.

	Interest on stockholders’ equity

Year	R$ per share (common and preferred)	US$ equivalent per share at payment date

2002 [1]	10.2950	3.2834
2003 (1)	9.65	3.3084
2004	12.11	4.3111

[1] Due to the reverse stock split effected in 2004, interest on stockholders’ equity paid in 2002 and 2003 is presented after giving retroactive effect to the reverse stock split approved on April 28, 2004.

	Interest on stockholders’ equity

Month (Payment date)	R$ per share (common and preferred)	US$ equivalent per share at payment date

February 1, 2005	0.17	0.0651
March 1, 2005	0.17	0.0654
April 1, 2005	0.17	0.0640
May 2, 2005	0.17	0.0676
June 1, 2005	0.17	0.0700

8B.    Significant Changes

          We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9     THE OFFER AND LISTING

9A.    Offer and Listing Details

          Our preferred shares trade on the New York Stock Exchange under the symbol “ITU” in the form of American Depositary Shares, or ADSs.  We listed our ADSs on the New York Stock Exchange and became a U.S. registered company on February 21, 2002.  Each ADS represented 500 preferred shares then.  On October 20, 2004, we effected a reverse stock split whereby each 2 (two) ADSs represent 1 (one) preferred share.  The ADSs are evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

          The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange.  Our shares trade on the São Paulo Stock Exchange under the symbol “ITAU4” for the preferred shares and “ITAU3” for the common shares without par value.  As a result of a reverse stock split effected on October 20, 2004, our preferred shares were no longer traded in 1,000 multiples and presently trade in the BOVESPA on a single unit basis.

          At December 31, 2004, there were:

•	an aggregate of 54,897,787 preferred shares issued, including 2,250,980 held as treasury shares, and 60,687,553 common shares issued, including 63,310 held as treasury shares, and

•

207,830 common shares and 23,298,988 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 0.3% and 42.4%, respectively, of the total of each class outstanding.

          We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act.  As a result of a reverse stock split effected on October 20, 2004, two ADS represents one preferred shares without par value.

At December 31, 2004, there were approximately 12.7 million ADSs outstanding.  All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York.  At December 31, 2004, there were 5 registered holders of ADSs, representing approximately 11.6% of the preferred shares.

          We also trade our preferred shares in the form of CEDEARs (Certificados de Depósitos Argentinos), or Argentine Certificates of Deposits in the BCBA (Bolsa de Comércio de Buenos Aires), or the Argentine Stock Exchange.  Before the reverse stock split carried out on October 20, 2004, one CEDEAR represented 1,000 preferred shares without par value.  Currently, one CEDEAR represents one preferred share without par value.   At December 31, 2004, there were approximately 13,500 CEDEARs outstanding.

          The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the São Paulo Stock Exchange, in reais and U.S dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period.  See “Item 3A – Key Information – Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.  All information for periods prior to October 21, 2004 when the reverse stock split was effected is presented after giving retroactive effect to such reverse stock split.

	R$ per Preferred Share		US$ per Preferred Share

Calendar Period	High	Low	High	Low

2000	189.00	119.00	96.66	60.86
2001	204.00	139.60	87.92	60.16
2002	210.00	110.02	59.43	31.14
2003	291.00	147.62	100.72	51.09
2004	410.00	223.00	154.46	84.01

2003:
1st quarter	187.00	147.62	55.77	44.02
2nd quarter	209.00	177.00	72.77	61.63
3rd quarter	243.00	187.00	83.12	63.97
4th quarter	291.00	209.00	100.72	72.34

2004:
1st quarter	307.51	252.50	105.72	86.81
2nd quarter	288.00	223.00	92.68	71.76
3rd quarter	327.00	269.50	114.39	94.28
4th quarter	410.00	315.00	154.46	118.67

          Share prices for the most recent six months are as follows:

December 2004	410.00	352.00	154.46	132.61
January 2005	409.01	375.50	155.83	143.06
February 2005	466.73	388.50	179.86	149.71
March 2005	492.00	421.54	184.53	158.11
April 2005	457.00	407.00	180.54	160.79
May 2005	458.00	410.00	190.66	170.68

          The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS

Calendar Period	High	Low

2000	—	—
2001	—	—
2002	43.82	14.50
2003	49.75	20.65
2004	75.92	35.34

2003:
1st quarter	27.47	20.65
2nd quarter	35.75	27.37
3rd quarter	41.21	32.44
4th quarter	49.75	36.14

2004:
1st quarter	54.83	42.83
2nd quarter	49.95	35.34
3rd quarter	57.02	43.90
4th quarter	75.92	55.35

          Share prices for the most recent six months are as follows:

December 31, 2004	75.29	75.17
January 31, 2005	74.91	73.35
February 28, 2005	88.10	86.51
March 31, 2005	92.94	77.10
April 30, 2005	90.75	77.53
May 31, 2005	93.00	83.28

9B.     Plan of Distribution

          Not applicable.

9C.    Markets

Trading on the Brazilian Stock Exchanges

          The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange.  Settlement of transactions is effected three business days after the trade date.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date.  The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação de Custódia, or CBLC, which is wholly owned by that exchange.

          At December 31, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 341 billion and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 50% of the total market capitalization of all listed companies in 2004.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.

          Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.  See “Item 10D – Additional Information – Exchange Controls.”

Regulation of Brazilian Securities Markets

          The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

          Under Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada.  All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located.  Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

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

          The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the CVM the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders.  On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002.  In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information.  See “Corporate Governance Practices – 3. ‘Material Information Disclosure’ and ‘Securities Trading’ committees – since 2002” below.  Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

          We focus on the creation of stockholder value.  We pursue the best corporate governance practices in both the domestic and international markets.  Among the recognition, the British magazine Euromoney in its September 2003 edition recognized Itaú Holding as having the best corporate governance practices in emerging markets and in 2004 Itaú Holding was recognized as the company with the best corporate governance practices among Brazilian companies.  In early 2005, Itaú Holding received an important award from Animec – National Association of Capital Markets Investors, an independent entity that represents the interests of Brazilian minority shareholders.  Itaú was awarded for good corporate governance practices and a solid track record of protection to minority shareholding interests.

          In addition, in June 2001, Banco Itaú and Itaúsa were ones of the first companies to voluntarily adhere to a new index, the IGC – Special Corporate Governance Index, created by BOVESPA, which is a benchmark for portfolios comprised of shares of companies that are part of the Special Corporate Governance Program, or the Program.  On March 24, 2003, Itaú Holding was also added to the Program.

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

          For many years we have been following principles relating to disclosure, minority shareholders’ rights and availability of updated information as part of our corporate governance initiatives.  Some developments, which we consider to be the most significant in our Corporate Governance policy, are described below:

          1.          Independent members of the board of directors – since 2001

          Shareholders are able to elect professionals who are independent of the members representing the controlling group sitting on the board of directors and fiscal council.  This ensures that the interests of minority shareholders are better represented at the board of directors meetings in terms of decisions, the fostering of debate and the exchange of ideas.

          Currently, Itaú Holding has four independent members sitting on its board of directors: Persio Arida (former president of the Central Bank), Roberto Teixeira da Costa (the first president of CVM), Alcides Lopes Tapias (former Minister for Development, Industry and Commerce) and Tereza Cristina Grossi Togni (former supervision director of the Central Bank).  The Ordinary and Extraordinary General Shareholders’ Meeting of April 27, 2005, elected the first two to the board of directors for a fifth term of office, the third, for a fourth term and the latter for a second term.

          The fiscal council, the importance of which was much enhanced by the changes in the Brazilian corporate law, is an effective instrument for protecting Itaú Holding’s minority shareholders.  It comprises three totally independent professionals of recognized reputation in the market, one of whom (Fernando Alves de Almeida, president of CEBDS Brazilian Business Council for Sustainable Development) is the representative elected by the minority shareholders.  The others are Gustavo Jorge L.  Loyola, former President of the Brazilian Central Bank, and Iran Siqueira Lima – former Director of the Brazilian Central Bank.

          In 2003, Itaú Holding created a set of Internal Regulations governing the activities of its fiscal council.  These regulations are designed to ensure a greater transparency in the way the council operates and is a further measure to create shareholders’ value.

          2.          Tag Along – since 2002

          On April 30, 2002, our shareholders approved a change on the Articles of Association with respect to the rights of preferred shares.  In the event of a change in our control, the new controlling shareholders will be required to launch a public offering to acquire preferred shares under the same conditions as those offered to holders of common shares who not part the controlling group of shareholders.  Thus, the holders of preferred shares will be able to sell their shares for at least 80% of the price paid for each share of the block of our control, should it be sold.  Brazilian corporate law guarantees this right only to common shareholders who are not part of the controlling group.

          3.          “Material Information Disclosure” and “Securities Trading” committees – since 2002

          According to a CVM rule enacted in 2002, it is mandatory for all listed companies to prepare and disclose a policy for Material Information Disclosure and, optionally, to prepare a corporate policy for Securities Trading.  Itaú Holding has adopted both policies and significantly expanded the scope of the CVM rule.  Among the innovations, there was the creation of the Material Information Disclosure Committee, comprising Executive Officers and Directors.  Finally, the new policy also complies with Regulation FD (Fair Disclosure) and with the specific disclosure rules of the New York Stock Exchange – NYSE.

          With respect to the policy for Securities Trading, a Trading Committee has been created - comprising Executive Officers and Directors therefore - widening the concept of those persons prevented from negotiating Itaú Group’s equities and establishing stricter controls over the negotiation of equities by persons related to the company.  Currently approximately 2,400 people in our organization are subject to the insider trading restrictions contained in the policy.

          On April 27 2005 the Ordinary and Extraordinary General Shareholders Meeting approved the proposal of the Board of Directors to provide the Committees for Material Information Disclosure and Securities Trading with statutory status.  Thus, in accordance with the best practices of corporate governance, the Committees will be directly subject to the Board of Directors, ensuring its authority and supervision over the matters of its scope inside the Company.

          4.          Audit Committee

          The General Stockholders’ Meeting held in April, 2004 approved the creation of the Itaú Holding Audit Committee in accordance with the provisions of Resolution 3,198 of the National Monetary Council, the US Sarbanes-Oxley Act, and the rules and regulations of the NYSE.  Two independent members from our management have been appointed as members of this committee: Alcides Lopes Tapias and Tereza Cristina Grossi Togni, the latter in the position of financial expert due to her track record in accountancy and financial auditing experience.  The Committee is presided by Carlos da Camara Pestana, a former executive of the bank and an external Board member (defined as one with no current ties to the organization, but not independent).  See “Item 6.C – Board Practices” for more details about Audit Committee.

          In order to comply with the corporate governance best practices, we adopted our audit committee recommendations relating to the improvement of our risk management and control.  As a result, we created new institutional boards and enhanced our risk management and internal audit activities, which now are conducted by separate administrative structures within Itaú Holding.

          The institutional boards created as a result of the recommendation of the Audit Committee are:

• Ethics Senior Commission

• Credit Senior Commission

• Monitoring of Financial Risks Senior Commission

• Accounting Policies Senior Commission

• Tax Senior Commission

• Audit and Monitoring of Operational Risks Senior Commission

          5.          Compensation Committee

          On April 27 2005 the Ordinary and Extraordinary General Shareholders Meeting approved the proposal of the Board of Directors to constitute the Compensation Committee through the transformation of the previously existing Itaú Holding Options Committee, broadening its objectives and purposes, pursuant to the best corporate governance practices in the international market.

          It is incumbent upon the Compensation Committee to decide the compensation policy for the Executive Officers, comprising apportionment of the global and annual amount established by the General Stockholders’ Meeting, payment of the participation in net income, granting of stock options and concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services commanded in the market. It is further incumbent on the Committee to provide guidance on the compensation policy of the Directors of the subsidiary companies.

          Six members were appointed by the Board of Directors to the Compensation Committee, which is presided by the Chairman of the Board and includes one independent Director and one external Director.

          6.          Dow Jones Sustainability World Index – since 1999

          In 2004, Itaú Holding was chosen for the fifth consecutive time as Dow Jones Sustainability World Index (DJSI World) component, together with other 317 companies throughout the world.  The selected companies have approximately a total market value of US$ 6.5 trillion.  The initial survey from which these companies were chosen included 2,500 of the largest companies by market value quoted on the Dow Jones Global Index, representing 60 industrial segments from 34 countries.

          DJSI World selects companies based on recognized corporate sustainability, meaning that they are companies able to create long-term stockholder value by maximizing business opportunities and managing the associated economic, environmental and social risks.  The selection criteria is not based upon financial performance only but also on management quality which should integrate economic value with social and environmental activities as a means of ensuring long-term sustainability.  Currently Itaú Holding is the only Latin American bank to be on this list, and one of the only two Brazilian companies to form the index since its creation.

          Itaú has also been a signatory of the UN Global Compact since 2001, and in 2004 it became a member of CEBDS (the Brazilian Business Council for Sustainable Development), an organism intended to promote sustainability among corporations and associated with the World Business Council for Sustainable Development (WBCSD).

          7.          Own shares buy-back program

          In November 2004, Itaú Holding became the first Brazilian company to adopt the Operating Rules for Treasury on a voluntary basis.  These rules result from national and international surveys on best market practices, and currently govern all transactions involving Itaú Holding’s own shares on stock exchanges where these shares are traded.  We believe that these rules will bring advantages to us, such as reduction in operational, financial and strategic risks, the reduction of the possibility of market concentration or undue formation of prices, the underscoring of strategies to repurchase securities to preserve liquidity and stockholder value and the enhancing of corporate governance practices, which will ensure greater operational transparency.

          8.          Equator Principles

          In line with our values of social responsibility and corporate governance, in 2004, both Banco Itaú and Itaú BBA adopted the so-called Equator Principles.  By adopting these principles, Banco Itaú and Banco Itaú BBA will comply with the IFC’s social and environmental policies for financing projects over US$ 50 million.  This is a voluntary decision that reflects our concern for the environment.

          9.          Dividend Reinvestment Program

          The Dividend Reinvestment Program (PRD) is a new service available to Itaú Holding and Banco Itaú’s stockholders in Brazil.  PRD allows the automatic investment of dividends for the purchase of preferred or common shares issued by both institutions.  We believe that PRD is a secure, efficient and organized alternative for purchasing shares.  In addition, PRD allows bids for individual share purchases to be bundled with the bids of all the other stockholders who adhered to the PRD, increasing investment volume and therefore reducing brokerage fees compared to standard transactions to purchase shares.

          All these corporate governance initiatives result from our commitment and continuous efforts to improve corporate governance practices.  Furthermore, it reflects our contribution to the Brazilian capital market, which is moving in the direction of transparency and respect for the minority stockholders, which are becoming increasingly indispensable in the sustained development of the companies and, consequently, of the country.

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

          The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Executive Sessions

          According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions.  The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.  Our board of directors consists of 11 non-management directors and as such we believe we are in compliance with this standard.

Committees

          We are not required under applicable Brazilian corporate law to have a Nominating Committee, Corporate Governance Committee and Compensation Committee.  However, we do have a Compensation Committee and two Corporate Governance Committees: the “Material Information Disclosure” and “Securities Trading” committees.  See “Corporate Governance Practices”, items 3 and 5, above.  Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting.  Global compensation for our directors and executive officers is established by our shareholders.  Itaú Holding’s by-laws establish the purchase of stock options, the constitution of an Options Committee and its attributions under the Stock Options Plan approved by the general shareholders meeting.  This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the Compensation Committee and grants it some responsibilities in deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

          The Brazilian banking law (Resolution 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian corporate law requires us to have a fiscal council, which is composed of three to five members.  Both the audit committee and fiscal council comply with international corporate governance standards.  The fiscal council members are elected at the general shareholders meeting and the audit committee is elected by the board of directors among its members.  The fiscal council operates independently from our management and from our external auditors.  Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  We have a fiscal council that consists of three members and three alternates and which meets once a month.  In April 2003, the United States Securities and Exchange Commission, or SEC, stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.  We believe that our fiscal council, as established according to the Lei das Sociedades por Ações as well as certain additional adaptations (such as a mandatory consultation to the fiscal council on the engagement of auditors), allows us to meet the requirements set forth by the SEC.  However, in order to keep best corporate governance practices not only in Brazil, but also in the international markets, and in order to comply with the Brazilian banking law, as of April 2004 we have implemented an independent audit committee composed of a majority of independent members of our board, as required by the Sarbanes-Oxley Act and NYSE rules.  See “Corporate Governance Practices,” item 4, above.

Shareholder Approval of Equity Compensation Plans

          Our shareholders do not have the opportunity to vote on all equity compensation plans.  However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

          We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law.  We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE.  We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to Bovespa’s level 1 of Corporate Governance and adoption of tag-along rights for all shareholders, regardless of their voting rights.  See “Corporate Governance Practices,” above.  We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction 358 guidelines; and (ii) the Policy of Securities Trading, which requires management to inform all transactions relating to our securities, and which was an optional device included in CVM’s Instruction 358.  Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees.

Code of Business Conduct and Ethics

          Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in 2000 our Code of Ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data.  In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules.  See “Item 16B – Code of Ethics.”

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

10B.  Memorandum and Articles of Association

          Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Commission) and to the Brazilian corporate law.

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

          Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$ 0.55 (fifty-five cents of a real) for each preferred share, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 16 of our by-laws, after ensuring the common shares the dividend established in (b) above.

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

          Our by-laws authorize a profit sharing plan for management as well as a stock option plan for management and employees.  The shareholders meet annually at a shareholders’ meeting in order to determine the global amount to be paid to the management.  The board of directors determines the compensation of its own members.  The Compensation Committee determines the compensation of the executive officers.  The board of directors, under Brazilian law, provides that the amount of compensation, as a whole, does not exceed the lesser of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to those directors and officers.

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

          At a shareholders’ meeting, which took place on October 8, 2001, our shareholders approved changes in our by-laws regarding the statutory reserves.  Based on conditions pursuant to Brazilian corporate law, we have established in our by-laws that, according to a proposal by our board of directors, the general meeting of our shareholders may decide on the creation of the following reserves:

•

Dividend Equalization Reserve, limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining a payment flow to shareholders.  This reserve will be created with:  (a) up to 50% of the fiscal year’s net profit; (b) up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.

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

          We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil.  The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements.  Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2004, 2003 and 2002.

          The Brazilian corporate law provides that all discretionary allocations of net profits are subject to approval by the shareholders voting at the annual meeting.

Interest on Stockholders’ Equity

          We are allowed to pay interest on stockholders’ equity as an alternative form of payment to shareholders.  This interest is limited to the daily pro rata variation of the TJLP, the Brazilian long-term interest rate, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings.  Distribution of interest on stockholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%.  See “Item 10E – Taxation – Brazilian Tax Considerations – Interest On Stockholders’ Equity.”  The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.  We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution.  To the extent we distribute interest on stockholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

Shareholders’ Meeting

          Under the Brazilian corporate law, a general meeting of shareholders is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for the protection of our interests.  Certain shareholders are parties to a shareholders’ agreement, which has been filed as an exhibit to this annual report.  See “Item 10C – Material Contracts.”

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

          The right to withdraw in the circumstances discussed in the first and second bullet points above only applies to the holders of the affected shares.

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

          Preferred shares are redeemable at their book value, determined on the basis of the last balance sheet prepared in accordance with accounting practices adopted in Brazil and approved by the shareholders.  If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be redeemed at a value on the basis of a new balance sheet that is dated within 60 days of that shareholders’ meeting.  In such case, we will pay 80% of the value calculated according to the last approved balance sheet and, after the preparation of the new balance sheet, we will pay the balance within 120 days from the date of the relevant shareholders’ meeting.

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

10C.  Material Contracts

          In August 2000, Itaúsa entered into an oral cooperation understanding with Caixa Holding S.A., a subsidiary of Caja de Ahorros y Pensiones de Barcelona, or la Caixa, to enable us to increase our banking relationships with Spanish clients and explore new business opportunities.  Such understandings were formalized by means of the execution of a cooperation agreement on October 22, 2002 between Banco Itaú and la Caixa.  This agreement is not affected by la Caixa’s divestment of our preferred shares nor the termination of the Shareholders’ Agreement between Itaúsa and la Caixa, discussed in “Item 7A – Major Shareholders.”

          In November 2002, we entered into share sale and purchase agreements through which we established an association with BBA Creditanstalt group.  The BBA Creditanstalt group operates in the wholesale banking business offering fund management, brokerage and investment banking products and services to its private and corporate customers.

          Through Itaú Bank Limited, our wholly owned subsidiary, we entered into a share sale and purchase agreement with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft (the “Hypo Share Agreement”) and we directly entered into another share sale and purchase agreement with two individuals (the “Officers Share Agreement”).  Simultaneously, we entered into a third purchase agreement to acquire the minority interest in Fináustria Participações Ltda, a holding company for a retail financing business in which the BBA Creditanstalt group held the majority interest.  Through the share sale and purchase agreements, we acquired, on February 26, 2003, a controlling interest in the operations of the BBA Creditanstalt group both in Brazil and overseas.

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

          Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “Item 10E – Taxation – Brazilian Tax Considerations.”

          Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  According to a presidential decree dated December 9, 1996 and Resolution No. 2,345 of the National Monetary Council, the creation of ADS programs representing non-voting shares of Brazilian financial institutions will be reviewed and approved by the CVM.  Before granting the authorization for the ADSs on June 13, 2001, the prior consent of the Central Bank was obtained by CVM, as provided under Resolution No. 2,345.

          An electronic registration, which replaced the amended certificate of registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

          This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the non-voting shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for non-voting shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration pursuant to Circular No. 2,963 which regulates the registration of investments held under Resolution No. 2,689 with the Central Bank.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or, if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration.  In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment.  See “Item 10E – Taxation – Brazilian Tax Considerations.”

10E.  Taxation

          This summary contains a description of the principal Brazilian and U.S. federal income tax considerations of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters.  This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change (possibly with retroactive effect) and to differing interpretations.  Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-Brazilian, state or local tax laws.

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

          Taxation of Dividends

          As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from income tax withholding.

          Taxation of Gains

          Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

          The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax.  The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that deposit.  In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, will be considered a capital gain.  On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of those shares with the Central Bank as described below in “– Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

          However, gains derived from transactions by a beneficiary resident or domiciled in a country considered as a tax haven, are subject to the same income tax levied on Brazilian holders.  “Tax havens” are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%.  Until December 31, 2004, in case of gains obtained on Brazilian future and commodities stock exchanges, the general applicable rate was 20%, except as described below.  As of January 1, 2005, such general applicable rate decreased to 15%.  Non-Brazilian holders are subject to income tax currently at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on the spot market of Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a “tax haven” (as described below) and:  (1) that sale is made within five business days of the withdrawal or redemption of the ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) that sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM.

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

          Interest on Stockholders’ Equity

          Distributions of interest on stockholders’ equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%.  Those payments for legal entities, subject to certain limitations, are deductible for Brazilian income tax purposes and, since 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders.  To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory dividend.  To the extent we distribute interest on stockholders’ equity, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders.  The distribution of interest on stockholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

          Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

          Law 9,779/99, effective as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven is subject to income tax withholding at a rate of 25%.  “Tax havens” are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%.  Accordingly, if the distribution of interest on stockholders’ equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%.

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

          Tax on Bank Account Transactions (CPMF)

          As a general rule, CPMF is imposed on any removal of funds from accounts at banks.  Therefore, transactions by the depositary or by holders of preferred shares, which involve the transfer of Brazilian currency through Brazilian financial institutions, will be subject to a financial transactions tax, the CPMF tax.

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

          In addition, Law No. 10.892/04 published on July 14, 2004, changed some of the CPMF rules.  This law provided for: (i)          the reduction of the CPMF rate to zero starting October 1, 2004 in withdrawals of banking accounts of deposits for investment that are open and used exclusively for investment purposes of fixed and varied income of any type, including savings accounts; and (ii) that the operations and the agreements related to the purchase and sale of shares and related to accounts of foreign investors for the entries in the country and remittances to foreign countries of invested financing resources are not deemed to be part of the investment checking accounts.  However, such accounts may be considered as investment checking accounts and therefore be exempted from the CPMF if the source of such funds can be identified.  The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.  Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of preferred shares by means of a foreign exchange transaction, the CPMF tax should be levied on the amount to be remitted abroad in reais.  In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

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

          Tax on Bonds and Securities Transactions (IOF/Títulos)

          Law No. 8,894/1994 created the Tax on Bonds and Securities Transactions (the IOF/Títulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian future and commodities stock exchanges.  As a general rule, the rate of this tax is currently 0%, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.  In addition, the IOF/Títulos tax rate may be higher than 0% in certain events, including if the investor sells redeems its investment quota during the grace period when the respective gains are still being credited.

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

U.S. Federal Income Tax Considerations

          The following is a general discussion of the principal U.S. federal income tax considerations of the purchase, ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs.  For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident alien individual of the United States,

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

          This discussion does not address all aspects of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law.  Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply if you are subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency” is not the U.S. dollar.  If a partnership holds our preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership.  Partners of partnerships holding our preferred shares or ADSs should consult their own tax advisors.

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

          Taxation of Distributions

          In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of interest on stockholders’ equity, as described above under “– Brazilian Tax Considerations – Interest On Stockholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

          The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations.  For U.S. foreign tax credit purposes, the dividend will be income from sources outside the United States and subject to various classifications and other limitations.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against your U.S. federal income tax liability (or if such U.S. holder does not elect to claim a credit for any foreign income taxes, all foreign income taxes paid may instead be deducted in computing such holder’s U.S. taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.  U.S. holders should be aware that the U.S. Internal Revenue Service (“IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.  The rules with respect to foreign tax credits are complex and you should consult your own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 taxable year.  In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year.

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a United States exchange.  In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred share and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.

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

If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.  We urge you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by you or the depositary is not converted into U.S. dollars on the date of receipt.

          Taxation of Capital Gains

          In general, gain or loss, if any, realized upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction or any Brazilian tax) on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year.  Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares, if you do not receive sufficient foreign source income from other sources, you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisers regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

          Based on certain estimates of our current and projected gross income and gross assets and relying on the Active Bank Exception, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years.  However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be determined by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception), from time to time, and because there are uncertainties in the application of the relevant rules including the application of the Active Banking Exception (for which regulations have not been finalized), we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our U.S. federal income tax characterization as a PFIC.

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

          If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.”  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934.  Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure you that our stock will be treated as regularly traded.

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

          A U.S. holder who owns shares during any year that the company is a PFIC would be required to file IRS Form 8621.  If we are deemd to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above.  You should consult with your tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

          U.S. Backup Withholding and Information Reporting

          If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to information reporting and “backup withholding,” with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number and certify that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

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

          In order to monitor our market risk exposure, we segregate two categories of exposures: our structural gap and our proprietary trading desk.  The structural gap of assets and liabilities coming from commercial banking operations is managed by domestic and international treasury departments operating in the financial and derivatives markets, establishing hedges for corporate positions within the parameters determined by the monitoring of financial risks senior commission.  The proprietary trading desk is responsible for our trading position and negotiates in the domestic and foreign markets, within limits predefined by the monitoring of financial risks senior commission, and has the task of searching for the best business possibilities resulting from opportunities and imperfections in the market.

          We also carry business through different business desks, notably, the client’s desk, which is focused on our middle market customers and tries to satisfy their demand for customized operations.  Its risk is transferred to the treasury operation desks and, in principle, does not have its own risk positions.  Therefore, we do not compute the VaR for the activities carried out by those desks.

          Domestic Market

          The main market risk factors that we have identified for our activities in the domestic market are: dollar-linked interest rates and interest rates in local currency that we segregate between fixed rates and rates indexed to inflation index which we call “Referential Rate” or TR.

          VaR of Structural Gap

          In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk).  The structural gap tends to be steadier because it is defined mainly by assets and liabilities in our retail business.

          We observed lower values on most of the maximum and average VaR, compared to the previous year.  This is because the year of 2004 kept important advances in the stabilization of the Brazilian economy.  In this context the volatility of the major risk factors in the Brazilian market was further reduced.

VaR(*) of Structural Gap

2004

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	17.7	8.6	3.8	20.2
Referential Rate (TR)	15.6	20.6	10.4	70.3
FX Risk /Dollar Linked Interest Rate	27.9	27.9	7.8	60.6
Diversification Effect	(31.0)

Total	30.2(**)	25.1	12.6	56.4

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%. (**) Including Equity Risk Factor, the total VaR is R$ 31.0 million.

2003

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	9.1	7.4	2.2	26.8
Referential Rate (TR)	15.8	28.5	15.4	71.3
FX Risk /Dollar Linked Interest Rate	11.1	44.3	5.2	179.1
Diversification Effect	(15.6)

Total	20.4(**)	42.0	14.0	184.1

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%. (**) Including Equity Risk Factor, the total VaR is R$ 28.7 million.

          VaR of Proprietary Trading Desk

          The VaR for the operations of our proprietary trading desk is presented in the following table.  Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business possibilities resulting from opportunities and imperfections in the market.  The VaR of these operations is more sensitive to market conditions and expectations of the portfolio managers, and may present significant day-to-day changes.  A more dynamic management of the portfolio allows the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economical instability.  Due to the dynamics of proprietary trading and the high volatility of the economic factors, Banco Itaú changed in 2004 its control over risk exposures of the proprietary trading desks.  Banco Itaú replaced Statistic VaR by VaR Stress to monitor such exposure.  VaR Stress is based on the maximum loss that proprietary trading is subject to in a combination of stressed scenarios, which are defined by the Economic Scenarios Evaluations Committee.  This commission is composed of members of Banco Itaú Holding Financeira senior management.

VaR Stress of Proprietary Trading Desk

2004

			(in millions of R$)

Trading Desk	December 31,	Average	Minimum	Maximum

Total	(29.7)	(47.0)	(12.1)	(106.2)

VaR of Proprietary Trading Desk

2003

			(in millions of R$)

Risk Factor	December 31,	Average	Minimum	Maximum

Fixed Rate	4.2	2.0	0.6	4.2
Referential Rate (TR)	0.0	0.1	0.0	0.1
FX Risk	2.1	2.1	1.5	3.0
Equity	2.9	2.0	1.3	2.9
Diversification Effect	(3.7)

Total	5.6	4.0	1.5	6.2

Itaú BBA VaR

          Consistent movements on the economy significantly reduced the volatility of the major risk factors in the Brazilian market.  In this less volatile market, Itaú BBA commercial operations kept growing.

          In this environment, Itaú BBA treasury continued to play its role as competent price of commercial operations and taking advantage of arbitrage opportunities.  Itaú BBA outperformed especially on interest rate market and Brazilian sovereign debt.  The outstanding image of Itaú BBA on financial market is strongly associated to an efficient risk control of its positions.

          The VaR of Itaú BBA is shown in the following table:

2004

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	2.6	2.1	0.6	7.2
Dollar Linked Interest Rate	1.7	1.6	0.3	10.5
FX Risk	16.0	9.6	2.2	19.7
Equity	3.2	2.7	1.0	8.1
Sovereign Risk	4.5	3.7	0.0	22.2

Diversification Effect	(8.8)

Total	19.1	14.4	4.2	29.5

2003

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	1.6	4.2	0.8	16.0
Dollar Linked Interest Rate	2.3	2.3	0.4	11.8
FX Risk	5.8	8.5	3.1	17.9
Equity	4.8	2.7	0.9	6.8
Sovereign Risk	0.8	3.7	0.1	20.2

Diversification Effect	(8.1)

Total	7.2	15.5	5.0	37.2

          International Markets

          We maintain open positions in the international markets.  The main risk factors that we are exposed to are:  the Libor interest rate (Libor), and the market price of the Brady Bonds issued by the Brazilian federal government (Brady Bonds).  These transactions are conducted through our Grand Cayman, New York and Nassau branches, whose VaR is presented below under Foreign Units, and through Banco Itaú Buen Ayre, whose VaR is presented stand alone.

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

VaR of Foreign Units

2004

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Brady Bonds	5.3	7.0	5.3	8.9
Libor	0.1	0.2	0.1	0.3
Diversification Effect	(0.6)

VaR of Foreign Units	4.8	6.5	4.8	8.3

2003

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Brady Bonds	4.8	6.0	4.2	9.2
Libor	0.2	0.5	0.2	0.8
Diversification Effect	(0.7)

VaR of Foreign Units	4.3	6.4	3.2	10.9

          The following table presents the VaR of our operations in Argentina.  The exposure to risks in Argentina was reduced and the VaR at December 31, 2004 represents less than 1% of our consolidated stockholders’ equity.

VaR – Banco Itaú Buen Ayre

2004

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Inflation Index Linked Interest Rate (CER)	0.02	0.035	0.023	0.047
U.S. dollars	0.00	0.000	0.000	0.000
Libor	0.05	0.072	0.043	0.086
Interest Rate Local Currency	0.06	0.304	0.024	0.592
Diversification Effect	(0.06)

VaR - Buen Ayre	0.07	0.322	0.065	0.600

2003

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

U.S. dollars	0.0	0.0	0.0	0.0
Libor	0.1	0.1	0.1	0.1
Interest Rate Local Currency	0.5	0.4	0.2	0.5
Diversification Effect	(0.1)

VaR - Buen Ayre	0.5	0.3	0.3	0.6

Global VaR

          The global VaR shown in the following table encompasses the VaR of our domestic operations, including Proprietary Trading Desk, and the operations carried out in the international markets.  The table for the 2003 period does not include international markets operations.

Global VaR(*)

2004

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	18.3	7.8	2.1	18.3
Referential Rate (TR)	15.6	20.6	10.4	70.3
FX Risk/Dollar Linked Interest Rate	34.0	30.4	13.3	41.3
Equity	8.3	9.2	6.9	11.9
Sovereign Risk	15.5	22.9	15.5	28.9
Libor	0.2	0.5	0.2	0.9
Itaú Buen Ayre	0.2	1.0	0.2	1.8
Diversification Effect	(44.3)

Global VaR	41.7	48.3	34.4	62.6

2003

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	9.9	6.8	4.4	9.9
Referential Rate (TR)	15.8	18.5	15.8	22.6
FX Risk	13.4	21.3	13.4	30.4
Diversification Effect	(17.8)

Global VaR	21.3 (*)	21.6	17.0	26.6

(*) Including Sovereign Risk and Equity Risks factors, the Global VaR is R$ 32.6 million.

Back Testing for Our Domestic Market Operations

          Our statistical models are validated on a daily basis through the use of back testing techniques.  Stress scenarios are revised monthly to ensure that market risks are never underestimated.

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

          In the Fixed Rate market, delta MtM (Market to Market) surpassed VaR only once during the year ended December 31, 2004, within the limits set by our calculations.

          The distribution of risk versus return observed during the year ended December 31, 2004 for the Foreign Exchange Rate risk factor shows that losses surpassed the VaR four times during this period.

          The portfolio indexed to the Referential Rate had losses above the VaR only two times in the year ended December 31, 2004, which shows the adequacy of the risk model adopted.

          As a result of the portfolio effects, there were five days during the year ended December 31, 2004 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graphs below.

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

ITEM 15     CONTROLS AND PROCEDURES

          Evaluation of Disclosure Controls and Procedures.  We carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer (“CEO”) and chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15-d-15 (e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2004.  Our management, including the CEO and CFO, is engaged in a comprehensive effort to review, evaluate and improve our controls; however, management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

          Based upon the controls evaluation performed, the CEO and CFO have concluded that as of December 31, 2004, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), management, including the CEO and CFO, concluded that no changes in our internal control over financial reporting occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

          Compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F.  The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal controls over financial reporting, (3) management’s assessment of the effectiveness of our internal controls over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal controls over financial reportin g are effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal controls over financial reporting.

          Management is in the process of developing a comprehensive plan in order to achieve compliance with Section 404 within the prescribed period and to review, evaluate and improve the design and effectiveness of our controls and procedures on an on-going basis.  The comprehensive compliance plan includes (1) documentation and assessment of the adequacy of our internal controls over financial reporting, (2) remediation of control weaknesses, (3) validation through testing that controls are functioning as documented and (4) implementation of a continuous reporting and improvement process for internal controls over financial reporting.

ITEM 16     [RESERVED]

16A.  Audit Committee Financial Expert

          Our board of directors has determined that Ms. Tereza Cristina Grossi Togni, a member of our audit committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC.  Furthermore, Ms. Togni is an independent member of our audit committee as required by the NYSE rules and regulations.

16B.  Code of Ethics

          Our code of ethics was published in December 2000, reinforcing our ethical standards and values.  The code of ethics applies to our management, including our CEO, CFO, and controller, among others, and also to our employees in general.  Following our ongoing commitment to transparency to markets and to supervisory authorities, as well as the adoption of high ethical standards in business, in 2003 we refined our code of ethics, which provides for values, such as:

•	Transparency

•	Respect for people

•	Honesty and integrity

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that we file a submit to local and foreign authorities and in other public communications made by us

•	Compliance with laws and regulations

•	Search for ongoing development, performance leadership and satisfaction of our customers

•	Prompt internal reporting of violations of the code to an appropriate person or persons identified in the code

•	Accountability for adherence to the code

•	Protection of confidential information and property

•	Fair competition

          Given its importance, copies of the code of ethics were distributed to management and each employee of the organization at the time of its publishing.  In addition, more than 550,000 copies were distributed to shareholders, clients, suppliers, competitors, press and professional associations.

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

          Given recent changes in the business and regulatory environments, Itaú Holding decided to update its Code of Ethics, explicitly mentioning issues such as social and environmental responsibility.  The revision process started in July 2004 and was supported by a study prepared by a consulting company specialized in ethics practices.  A working group composed of representatives of the main business departments conducted the revision of the Code engendering a new preliminary text proposal, which was also revised by a specialized ethics code consulting company.

          Thereafter, the new Code of Ethics text was submitted to all employees for public consultation and solicitation of comments and suggestions.

          The new text of our Code of Ethics will be published during the second semester of 2005 along with a national campaign celebrating Itaú’s 60th anniversary.

          There have been no waivers to our code of ethics in 2004.

16C.  Principal Accountant Fees and Services

          PricewaterhouseCoopers Auditores Independentes, or PWC, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2004 and 2003.  The chart below sets forth the total amount billed to us by PWC for services performed in the years 2004 and 2003, and breaks down these amounts by category of service in thousands of reais:

	Total Fees (in thousands of R$)

	2004	2003

Audit Fees	$6,968	$4,771
Audit-Related Fees	1,290	1,074
Tax Fees	43	121
All Other Fees	5	—
Total	$8,306	$5,966

Audit Fees

          Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries and services relating to the issuance of comfort letters in securities offerings.

Audit-Related Fees

          Audit-related fees in 2003 and 2004 refer to services provided in connection with due diligence activities, evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

          Tax fees in 2004 and 2003 were related to tax compliance and consulting services.

All Other Fees

          All other fees in 2004 refers to technical material.

Pre-Approval Policies and Procedures

          In 2004, Itaú Holding approved the creation of its audit committee, reporting directly to the Board of Directors.  Among the Committee’s responsibilities is the approval, on an annual basis, of policies and procedures regarding non-audit services that can be provided by our external auditors, as well as the list of those services, which are pre-approved.  As a result, Itaú Holding enhanced its corporate governance even further, also ensuring its alignment with the best practices dictated by the Sarbanes-Oxley Act.

16D.  Exemptions from the Listing Standards for Audit Committees

          We are in full compliance with the listing standards for audit committees.

16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs

01/02 to 01/30/2004			255,050,469	3,474,949,531
02/02 to 02/27/2004			255,050,469	3,474,949,531
03/01 to 03/31/2004	73,070,000	0.26	328,120,469	3,401,879,531
04/01 to 04/30/2004	76,930,000	0.27	405,050,469	3,324,949,531
05/03 to 05/31/2004	532,050,000	0.24	532,050,000	3,187,950,000
06/01 to 06/30/2004	320,760,000	0.24	852,810,000	2,867,190,000
07/01 to 07/30/2004			852,810,000	2,867,190,000
08/02 to 08/31/2004			852,810,000	2,867,190,000
09/01 to 09/30/2004			852,810,000	2,867,190,000
Reverse Stock Split (2)	1,002,810		852,810	2,867,190
10/21 to 10/29/2004			852,810	2,867,190
12/01 to 12/30/2004			852,810	2,867,190
Total	1,002,810

(1) Our Board of Directors approved in November 2003 a program to purchase of up to 3,730,000,000 of our preferred shares.  This program ended on April 30, 2004.  Our Board of Directors approved in May 2004 a program to purchase up to 3,720,000,000 of our preferred shares.
(2) On April 28, 2004, our shareholders approved a reverse stock split which caused our preferred shares not to be traded in 1,000 multiples and instead be traded on a single unit basis.  This reverse stock split was approved by the Central Bank on June 30, 2004 and effected on October 20, 2004.

PART III

ITEM 17     FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this item.

ITEM 18     FINANCIAL STATEMENTS

          The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Report of Registered Public Accounting Firm.

Consolidated Balance Sheet as of December 31, 2004 and 2003.

Consolidated Statement of Income for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2004, 2003 and 2002.

Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Banco Itaú Holding Financeira S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and its subsidiaries ("Itaú Holding") at December 31, 2004 and 2003, and the results of their operations and their changes in cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Itaú Holding; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

June 24, 2005

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

ASSETS	2004	2003

Cash and due from banks	1,451	1,663
Restricted cash	292	102
Interest-bearing deposits in other banks	14,557	13,779
Securities purchased under resale agreements and federal funds sold	6,580	8,828
Central Bank compulsory deposits	10,571	8,156
Trading assets, at fair value	11,995	10,638
Available-for-sale securities, at fair value	8,013	9,445
Held-to-maturity securities, at amortized cost	3,483	3,532
Net loans and leases	39,871	32,168
Loans and leases	42,682	35,016
Allowance for loan and lease losses	(2,811)	(2,848)
Investments in unconsolidated companies	2,509	1,079
Premises and equipment, net	2,574	2,696
Goodwill, net	272	272
Intangibles assets, net	2,413	1,380
Other assets	11,032	10,459
TOTAL ASSETS	115,613	104,197

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

LIABILITIES AND STOCKHOLDERS’ EQUITY	2004	2003

Deposits	38,273	33,244
Non-interest bearing deposits	10,737	9,322
Interest bearing deposits	27,536	23,922
Securities sold under repurchase agreements and federal funds purchased	6,786	9,473
Short-term borrowings	12,354	12,440
Long-term debt	14,739	15,112
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	4,654	4,928
Investment contracts	6,905	2,764
Other liabilities	14,154	11,787
TOTAL LIABILITIES	97,865	89,748
Commitments and contingent liabilities (Note 29)
Minority interest in consolidated subsidiaries	1,037	501
Common shares - no par value (100,000,000 and 100,000,000 authorized at December 31, 2004 and 2003, respectively; 60,687,553 and 61,351,835 issued at December 31, 2004 and 2003, respectively, after giving retroactive effect to the reverse-split of shares (Note 19a))	4,387	2,467
Preferred shares - no par value (100,000,000 and 100,000,000 authorized at December 31, 2004 and 2003, respectively; 54,897,787 and 54,897,787 issued at December 31, 2004 and 2003, respectively, after giving retroactive effect to the reverse-split of shares (Note 19a))	3,968	2,567
Treasury stock (2,250,980 and 1,750,670 preferred shares at December 31, 2004 and 2003, respectively, 63,310 and 555,122 common shares at December 31, 2004 and 2003, respectively, after giving retroactive effect to the reverse-split of shares (Note 19a))	(475)	(392)
Additional paid-in capital	503	345
Appropriated retained earnings	6,660	6,664
Accumulated other comprehensive income:
Net unrealized gains on available-for-sale securities, net of taxes	448	844
Cumulative translation adjustment	892	924
Unappropriated retained earnings	328	529
TOTAL STOCKHOLDERS’ EQUITY	16,711	13,948
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	115,613	104,197

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31
(In millions of reais, except per share information)

	2004	2003	2002

INTEREST INCOME	15,733	16,093	14,556
Interest on loans and leases	9,251	8,907	7,961
Interest on deposits in banks	1,215	1,331	927
Interest on Central Bank compulsory deposits	711	928	420
Interest on securities purchased under resale agreements and federal funds sold	1,618	1,612	796
Interest on trading assets	1,903	2,411	2,857
Interest and dividends on available-for-sale securities	823	786	1,532
Interest on held-to-maturity securities	212	118	63
INTEREST EXPENSE	(6,578)	(6,645)	(7,034)
Interest on deposits	(2,012)	(3,252)	(1,704)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,870)	(1,683)	(1,110)
Interest on short-term borrowings	(1,173)	(663)	(1,840)
Interest on long-term debt	(892)	(601)	(2,261)
Interest credited to investment contracts account balance	(631)	(446)	(119)
NET INTEREST INCOME	9,155	9,448	7,522
Provision for loan and lease losses	(867)	(1,695)	(2,124)
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	8,288	7,753	5,398
NON-INTEREST INCOME	10,881	8,819	8,032
Fee and commission income	5,054	4,286	3,624
Trading income (losses)	1,726	1,020	(122)
Net gain (loss) on sale of available-for-sale securities	217	483	(610)
Net gain on foreign currency transactions	22	107	925
Net gain (loss) on translation of foreign subsidiaries	(2)	(581)	629
Equity in earnings of unconsolidated companies, net	299	329	335
Insurance premiums, income on private retirement plans and on capitalization plans	2,445	2,033	1,793
Other non-interest income	1,120	1,142	1,458
NON-INTEREST EXPENSE	(12,821)	(11,792)	(10,654)
Salaries and employee benefits	(3,311)	(3,019)	(2,546)
Administrative expenses	(3,468)	(3,346)	(2,822)
Amortization of intangibles assets (includes an impairment charge on intangible assets of Banco Fiat S.A. of R$ 225 in the year ended December 31, 2003)	(197)	(473)	(137)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,544)	(1,564)	(1,394)
Depreciation of premises and equipment	(650)	(646)	(567)
Other non-interest expense	(2,651)	(2,744)	(3,188)
NET INCOME BEFORE TAXES ON INCOME, MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	6,348	4,780	2,776
TAXES ON INCOME
Current	(1,110)	(1,475)	(514)
Deferred	(563)	(5)	575
TOTAL TAXES ON INCOME	(1,673)	(1,480)	61
NET INCOME BEFORE MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	4,675	3,300	2,837
Minority interest	(43)	(19)	(18)
NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	4,632	3,281	2,819
Extraordinary item, net of tax effect (Note 3.a)	2	—	—
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	4,634	3,281	2,819
Cumulative effect of a change in accounting principle (less applicable taxes)	—	—	9
NET INCOME	4,634	3,281	2,828
EARNINGS PER SHARE - BASIC (*)
Common	40.81	28.83	25.39
Preferred	40.81	28.83	25.39
EARNINGS PER SHARE - DILUTED (*)
Common	40.70	28.73	25.28
Preferred	40.70	28.73	25.28
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	60,674,695	61,307,036	62,093,148
Preferred	52,871,259	52,493,007	49,290,289
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	60,674,695	61,307,036	62,093,148
Preferred	53,177,560	52,901,064	49,759,710

The accompanying notes are an integral part of these consolidated financial statements.

(*) After giving retroactive effect to the reverse-split of shares (Note 19a).

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31
(In millions of reais)

	2004	2003	2002

NET INCOME AS REPORTED IN THE STATEMENT OF INCOME	4,634	3,281	2,828
Change in unrealized gains and losses on available for sale securities (net of tax effect of R$ 86, R$ (405) and R$123 for the years ended December 31, 2004, 2003 and 2002, respectively)	(396)	309	199
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(32)	(41)	631
COMPREHENSIVE INCOME FOR THE YEAR	4,206	3,549	3,658

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31
(In millions of reais)

	2004	2003	2002

Operating activities
Net income	4,634	3,281	2,828
Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	867	1,695	2,124
Loss on sale of foreclosed assets, net	15	24	56
Amortization of intangibles assets (includes an impairment charge on intangible assets of Banco Fiat S.A. of R$ 225 in the year ended December 31,2003)	197	473	137
Negative goodwill on Banco AGF acquisition (Note 3.a)	(2)	—	—
Depreciation of premises and equipment	650	646	567
Equity in earnings of unconsolidated companies, net	(299)	(329)	(335)
Loss (Gain) on sale of unconsolidated companies	19	(3)	(1)
Stock based compensation (reversal of compensation)	165	153	(4)
Deferred tax expense (benefit)	563	5	(575)
Net (gain) loss on sale of available-for-sale securities	(217)	(483)	610
Impairment on available-for-sale securities	3	38	605
Net (gain) loss on sale of premises and equipment	2	14	(14)
Other adjustments to net income	(6)	47	66
Minority interest	37	19	18
Dividends received from investments in unconsolidated companies	155	119	244
Changes in assets and liabilities
Trading account assets (increase) decrease	(1,384)	(1,544)	(473)
Other assets increase	(5,060)	(208)	(1,658)
Other liabilities increase	1,795	(316)	2,681
Net cash provided by operating activities	2,134	3,631	6,876
Investing activities
Net decrease (increase) in Central Bank compulsory deposits	(2,366)	1,964	(5,798)
Purchase of available-for-sale securities	(5,504)	(14,115)	(12,568)
Purchase of held-to-maturity securities	(319)	(1,872)	—
Proceeds from sale and redemption of availbale-for-sale securtities	6,508	16,982	8,915
Proceeds from matured held to maturity securities	430	218	—
Net increase in loans and leases	(9,139)	(1,698)	(3,176)
Acquisition of subsidiaries, net of cash and cash equivalents received	(779)	(1,599)	4,944
Cash payments for contractual rights to provide payroll services to state employees	(45)	(155)	(203)
Purchase of premises and equipment	(514)	(644)	(771)
Proceeds from sale of premises and equipment	23	28	216
Proceeds from sale of foreclosed assets	307	244	271
Purchase of unconsolidated companies	(100)	(47)	(10)
Purchase of additional interest in Credicard (Note 3.b)	(566)	—	—
Purchase price for “cross-selling right” to customers of Credicard (Note 3.b)	(207)	—	—
Proceeds from sale of unconsolidated companies	17	87	10
Net cash used in investing activities	(12,254)	(607)	(8,170)
Financing activities
Net increase (decrease) in deposits and investment contracts	8,707	(1,515)	4,408
Net increase (decrease) in securities sold under repurchase agreements and federal funds purchased	(3,391)	4,265	(4,776)
Net increase (decrease) in short-term borrowings	325	(540)	1,148
Borrowings from long-term debt	7,668	8,708	8,903
Repayment of long-term debt	(8,256)	(8,525)	(5,701)
Purchase of treasury shares	(300)	(289)	(223)
Proceeds from exercise of stock options by grantees	66	75	33
Cash dividends and interest on stockholders’ equity paid	(1,190)	(932)	(816)
Capital increase	—	—	57
Minority interest	81	(32)	(40)
Net cash provided by financing activities	3,710	1,215	2,993
Net increase (decrease) in cash and cash equivalents	(6,410)	4,239	1,699
Cash and cash equivalents
At the beginning of the year	21,010	16,771	15,072
At the end of the year	14,600	21,010	16,771
Supplemental cash flow disclosure
Cash paid for interest	6,035	5,770	5,806
Cash paid for taxes on income	801	721	373
Non-cash transactions
Loans transferred to foreclosed assets	288	182	301
Dividends and interest on stockholders’ equity declared but not paid	901	696	593
Premises and equipment acquired through capital leases	—	—	104
Shares issued in conection with the acquisition of Itaú BBA	—	517	—
Debt assumed in connection with the acquisition of Itaú BBA	—	—	1,473

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER´S EQUITY
FOR THE YEARS ENDED DECEMBER 31
 (In millions of reais, except quantity of shares and per share information)

	2004 (*)		2003 (*)		2002 (*)

	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares

Capital stock
Balance at the beginning of the year	54,897,787	61,351,835	51,452,831	61,998,317	51,359,516	62,655,011
Issuance of shares	—	—	3,444,956	—	93,315	228,306
Cancellation of treasury stock	—	(664,282)	—	(646,482)	—	(885,000)
Balance at the end of the year	54,897,787	60,687,553	54,897,787	61,351,835	51,452,831	61,998,317
Treasury stock
Balance at the beginning of the year	1,750,670	555,122	2,169,160	34,951	2,341,637	53,454
Stock purchased by the grantees of our Stock Option Plan (Note 26)	(502,500)	—	(679,540)	—	(483,360)	—
Cancellation of treasury stock	—	(664,282)	—	(646,482)	—	(885,000)
Acquisition of treasury stock	1,002,810	172,470	261,050	1,166,653	310,883	866,497
Balance at the end of the year	2,250,980	63,310	1,750,670	555,122	2,169,160	34,951

The accompanying notes are an integral part of these consolidated financial statements.

(*) After giving retroactive effect to the reverse-split of shares (Note 19a).

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31

(In millions of reais, except per share information)

	2004	2003	2002

Common shares
Balance at the beginning of the year	2,467	2,467	2,146
Capitalization of reserves and unappropriated retained earnings	1,920	—	281
Issuance of shares	—	—	40
Balance at the end of the year	4,387	2,467	2,467
Preferred shares
Balance at the beginning of the year	2,567	2,048	1,759
Capitalization of reserves and unappropriated retained earnings	1,401	—	272
Issuance of shares	—	519	17
Balance at the end of the year	3,968	2,567	2,048
Treasury stock
Balance at the beginning of the year	(392)	(262)	(243)
Stock purchased by the grantees of our Stock Option Plan (Note 26)	73	40	25
Cancellation of treasury stock	144	119	179
Acquisition of treasury stock	(300)	(289)	(223)
Balance at the end of the year	(475)	(392)	(262)
Additional paid-in capital
Balance at the beginning of the year	345	162	158
Stock based compensation recognized for the year (Note 26)	165	153	(4)
Difference between purchase price and average cost of treasury stock sold	(7)	35	8
Discount on issuance of shares	—	(5)	—
Balance at the end of the year	503	345	162
Appropriated retained earnings
Balance at the beginning of the year	6,664	5,687	4,975
Transferred from unappropriated retained earnings	3,461	1,093	1,428
Cancellation of treasury shares	(144)	(119)	(179)
Capitalization of reserves	(3,321)	—	(537)
Premium on issuance of shares	—	3	—
Balance at the end of the year	6,660	6,664	5,687
Net unrealized gains (losses) on available for sale securities
Balance at the beginning of the year	844	535	336
Change in net unrealized gains and losses during the year, net of taxes	(396)	309	199
Balance at the end of the year	448	844	535
Cumulative translation adjustment
Balance at the beginning of the year	924	965	334
Translation adjustment arising during the year, net of taxes	(32)	(41)	631
Balance at the end of the year	892	924	965
Unappropriated retained earnings
Balance at the beginning of the year	529	(550)	(1,107)
Net income for the year	4,634	3,281	2,828
Capitalization of reserves	—	—	(16)
Distribution of interest on stockholders’ equity	(1,374)	(1,109)	(827)
Transferred to appropriated retained earnings	(3,461)	(1,093)	(1,428)
Balance at the end of the year	328	529	(550)
Total stockholders’ equity	16,711	13,948	11,052
Information in reais per share (*)
Distributed earnings (Interest on stockholder´s equity distributed)
Preferred shares	12.08	9.74	7.44
Common shares	12.08	9.74	7.44

The accompanying notes are an integral part of these consolidated financial statements.

(*) After giving retroactive effect to the reverse-split of shares (Note 19a).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 and 2002

(In millions of reais, except per share information)

NOTE 1 – CORPORATE REORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION

a)     Corporate Reorganization

Banco Itaú Holding Financeira S.A. (“we”, “Itaú”, or “Itaú Holding”, refers to Banco Itaú Holding Financeira S.A. and our subsidiaries and affiliates) is a limited liability corporation, organized and existing under the laws of Brazil. The head office of Itaú Holding is located in Sao Paulo, Brazil. On March 24, 2003 a corporate reorganization was executed by which all shares of Banco Itaú S.A. were exchanged for shares of Itaú Holding on an one for one basis for both preferred and common shares. Itaú Holding was an existing but dormant wholly-owned subsidiary of Banco Itaú S.A. and as a result of the corporate reorganization, Banco Itaú S.A. (“Banco Itaú”) became a wholly-owned subsidiary of Itaú Holding.

We accounted for the corporate reorganization in a manner similar to a pooling of interest. The financial statements of Itaú Holding include the assets and liabilities at the historical cost basis for Banco Itaú S.A.. The results of operations and cash flows of Itaú Holding for periods before the corporate reorganization correspond to the results of operations of Itaú Holding combined with those of Banco Itaú S.A. as if the transaction had occurred on January 1, 2002. The financial statements also reflect the retroactive restatement resulting from the earlier application of Interpretation No. 46R of the Financial Accounting Standards Board (“FIN 46R”) “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” as further described in Note 1.(c) below.

b)     Description of business

Itaú Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and corporations in Brazil and, to a lesser extent, outside Brazil, mainly to Brazilian related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú and to wholesale customers, as from its acquisition effective December 2002, through Banco Itaú BBA S.A. (“Itaú BBA”, formerly Banco BBA Creditanstalt S.A.) and overseas through branches in New York, Grand Cayman and Japan and, as from the acquisition of Itaú BBA, in the Bahamas and Uruguay, and through subsidiaries in Argentina and Cayman Islands, and affiliates in Europe (Portugal and Luxembourg).

Itaú Holding is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2004 the Itaúsa group comprised more than 100 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the holding company for Itaú Holding.

Itaú Holding´s operations can be divided into five main segments. Banco Itaú operates in four of them: (1) banking, which provides a broad range of banking services to individuals, small business and medium-size corporations, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans, and (4) credit cards. In addition, Itaú BBA provides wholesale banking services for large corporations. Particular or specialized products may be made available through other specific subsidiaries or affiliates of Banco Itaú or of Itaú BBA.

Asset management and investor service operations of Banco Itaú include asset management, brokerage and custody services. Each is the responsibility of the Capital Markets Area and is conducted by Banco Itaú itself, as a multiple bank service, with the exception of brokerage, which is carried out through Itaú Corretora de Valores S. A. (“Itaucor”).

In the insurance area, Banco Itaú offers a range of insurance products, such as automobile, life and property and casualty insurance, mainly through its subsidiary Itaú Seguros S. A. (“Itauseg”), but also through other insurance affiliates, which are managed on an integrated basis with Itauseg. Banco Itaú also offers to its customers a variety of individual retirement plans through its subsidiaries, Itaú Vida e Previdência (“Itaú Vida”) and Itauprev Vida e Previdência (“Itauprev”), including investment contracts and annuities. In addition, Banco Itaú offers capitalization plans to bank customers through its subsidiary Cia. Itaú de Capitalização (“Ciacap”).

Banco Itaú provides credit card services to our customers under our own Itaucard nameplate through our subsidiary Itaucard Financeira S.A. Crédito, Financiamento e Investimento (“Itaucard”) and under different nameplates through our equity investee Credicard Banco S.A. (“Credicard”).

c)     Basis of Consolidation

The consolidated financial statements include the accounts of Itaú Holding (parent company) and its direct and indirect majority-owned subsidiaries and the variable interest entities on which we are the primary beneficiary, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries are consolidated at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Holding. The following table presents our main subsidiaries classified according to its main area of activity.

	Country of incorporation	Percentage of voting interest at December 31, 2004

Itaú-BBA
Banco Itaú-BBA S.A. (1)	Brazil	74.49%
Banco Itaú
Banking
Banco Banestado S.A.	Brazil	99.99%
Banco Fiat S.A. (2)	Brazil	99.99%
Banco Itaú Buen Ayre S.A.	Argentina	99.99%
Banco Itaú S.A.	Brazil	100%
Banco Itaucred Financiamentos S.A. (1) (3)	Brazil	99.99%
Cia Itauleasing de Arrendamento Mercantil	Brazil	99.99%
Fináustria Arrendamento Mercantil S.A. (1)	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Island	100%
Asset management and investor services
Fiat Administradora de Consórcio Ltda. (2)	Brazil	99.99%
Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda.	Brazil	99.99%
Itau Administradora de Consórcio Ltda.	Brazil	99.99%
Itau Corretora de Valores S.A.	Brazil	99.99%
Itau Distribuidora de Titulos e Valores Mobiliários S.A.	Brazil	99.99%
Credit card
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	Brazil	99.99%
Miravalles Empreendimentos e Participações S.A. (4)	Brazil	50%
Orbitall Serviços e Processamento e Informatização Comercial Ltda. (5)	Brazil	100%
Insurance, private retirement plans and capitalization plans
Cia Itaú de Capitalização (6)	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100%
Itaú Vida e Previdência S.A. (7)	Brazil	99.99%
Itauprev Vida e Previdência S.A. (8) (9)	Brazil	99.99%
Holding companies
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Madeira Island	100%
Akbar Marketing e Serviços Ltda. (1)	Portugal	95.75%
Itaú-BBA Participações S.A. (1)	Brazil	50.00%

(1) The results of operations and cash flows are consolidated as from January 1, 2003 as result of the acquisition of Itau BBA and subsidiaries in December 2002.
(2) Consolidated since its acquisition in March 2003.
(3) New name of Fináustria Companhia de Crédito, Financiamento e Investimento.
(4) Consolidated since its acquisition in August 2004.
(5) In December 2004, an additional interest of 66,66% has been acquired, resulting on consolidation as from that date. Previously accounted following the equity method.
(6) Successor of Itaú Capitalização S.A, due to the merger in January 2004.
(7) New name of Itaú Previdência e Seguros S.A.
(8) New name of AGF Vida e Previdência S.A.
(9) Consolidated since its acquisition in December 2003.

As permitted by the Interpretation we decided to early implement FIN 46R “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” of the Financial Accounting Standard Board. Under Interpretation 46R, we consolidate those variable interest entities on which we are the primary beneficiary. As the result of the implementation of FIN 46R we concluded that, considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú BBA Participações S.A., the holding company for the controlling voting interest in Itaú BBA and in Akbar Marketing e Serviços Ltda, they are variable interest entities as defined in FIN 46R and that we are the primary beneficiary of those entities. As the primary beneficiary of variable interest entities we are required under FIN 46R to consolidate such variable interest entities and its subsidiaries and, as result, we are required to consolidate Itaú BBA Participações S.A. and Akbar Marketing e Serviços Ltda and its subsidiaries resulting in the consolidation of Itaú BBA and its subsidiaries.

We have elected, as allowed by FIN 46R, to restate prior period financial statements to consolidate those variable interest entities. We were initially involved with Itaú BBA Participações S.A. and with Akbar Marketing e Serviços Ltda. on the acquisition of shares in both entities in December 2002 and therefore we have consolidated Itaú BBA Participações S.A. and its subsidiaries and Akbar Marketing e Serviços Ltda. and its subsidiaries on our balance sheet at December 31, 2002.

Total consolidated assets of Itaú BBA Participações and of Akbar Marketing e Serviços Ltda as of December 31, 2004 amount to R$ 986 and R$ 140, respectively, and would be available to its creditors to satisfy its respective obligations.

As further discussed in note 34 we are also the primary beneficiary of Miravalles Empreendimentos e Participações S.A. (“Miravalles”), the holding company for a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We consolidate Miravalles since we acquired an interest on it in August 2004.

Total consolidated assets of Miravalles as of December 31, 2004 amount to R$ 874 (including intangible assets of R$ 712) and would be available to its creditors to satisfy its obligations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

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

Financial information included in these financial statements including, but not limited to,  stockholders’ equity and net income,  differ from that included in the statutory accounting records and statutory financial statements as result of adjustments made to reflect the requirements of US GAAP.

The preparation of financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The consolidated financial statements include various estimates and assumptions, including, but not limited to, the adequacy of the allowance for loan and lease losses, estimates of fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves,  the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets and the determination of probability and the estimate of contingent losses.

The following is a description of the significant accounting policies applied.

a)     Constant currency restatement

Until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish:

•	the statutory financial information prepared according to Brazilian corporate law (“Corporate Law”) and
•

as supplemental information, financial statements expressed in currency of constant purchasing power (prepared following the “constant currency method”). This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

Until June 30, 1997, Brazil was considered to be a hyperinflationary economy and, accordingly, for purposes of the accompanying financial statements, all balances and transactions prior to that date have been remeasured at June 30, 1997 price-levels. The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that has been established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. As from January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

As from July 1, 1997, the date on which we determined that Brazil was no longer a hyperinflationary economy, balances and transactions are expressed in nominal reais, as required by US GAAP and the United States Securities and Exchange Commission (“SEC”) guidelines.

b)     Foreign currency translation into Brazilian Reais

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

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following bases:

•	assets and liabilities at the year-end exchange rate,
•	revenues and expenses at the average exchange rate for the year, and
•	gains or losses arising from translation are included under Cumulative translation adjustment in stockholders’ equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate,
•	revenues and expenses at the average exchange rate for the year, and
•	gains and losses arising from translation are reported in the income statement under Net gain (loss) on translation of foreign subsidiaries.

c)     Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell which generally have original maturities of  90 days or less.

d)     Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued financial charges (interest, and other charges such as contractual indexation of the principal). Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 4,226 and R$ 4,234 at December 31, 2004 and 2003, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 3,156 and R$ 2,738 at December 31, 2004, and 2003 respectively.

e)	Securities purchased under resale agreements and federal funds sold, securities sold under repurchase agreements and federal funds purchased

We enter into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”). Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

Custody control of local securities is centralized in Brazil and the possession of securities purchased under resale agreements is temporarily transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

f)     Trading assets and liabilities, including derivatives

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

g)     Available for sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Realized gains and losses on sales of available for sale securities are recorded under Net gain (loss) on sale of available- for- sale securities in the consolidated statement of income.

Securities that Itaú Holding has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the consolidated statement of income.

Unrealized gains or losses on the date when debt securities are transferred into the held-to-maturity category continue to be reported as a separate component of stockholders’ equity. The unrecognized gain or loss is amortized over the remaining period to maturity as an adjustment of yield and consistent with the amortization of the related premium or discount.

When a decline in fair value of available-for-sale or held-to-maturity securities below its carrying amount is considered to be “other than temporary” we recognize an impairment loss in the consolidated statement of income for the difference between the carrying amount of the impaired security and its fair value as of the date of the impairment. Such fair value as of the date of the impairment becomes the new cost basis of the security.

In determining whether a decline in value is “other than temporary”, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of the decline in value below its carrying amount, other factors, such as the likelihood, based on the historical behavior of the value of particular securities that a decline in value will be recovered, as well as the likelihood that we will be unable to collect either principal or interest.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. See Notes 7 and 8 for these disclosures.

h)     Derivatives other than trading

Derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges.

To qualify as a hedge, the derivative must be:

•	designated as a hedge of a specific financial asset or liability at the inception of the contract,
•	effective at reducing the risk associated with the exposure to be hedged, and
•

highly correlated with respect to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow, if a clash flow hedge, both at inception and over the life of the contract.

We held no derivatives which qualified as hedges at December 31, 2004, 2003 and 2002 and all our derivatives as of such dates and during those periods were recorded at fair value.

i)     Loans and leases

Loans and leases are stated at principal plus accrued financial charges, including interest receivable and contractual indexation. Interest income is recorded on the accrual basis and is added to the principal amount of the loans and leases each period. The accrual of interest is generally discontinued on all loans and leases that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other securities and is in process of collection. Such non-accrual loans and leases are considered non-performing loans and leases. Lease financing receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income.

j)     Allowance for loan and lease losses

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

The allowance is increased by provisions and recoveries of loans and leases previously charged-off and is reduced by charged-off loans and leases deemed uncollectible.

k)     Non-performing and impaired loans and leases

Loans and leases are considered impaired when in our judgment all amounts due, including  accrued  interest, are  no  longer  considered  collectible in accordance with SFAS 114 “Accounting for Impairment of a Loan by a Creditor”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. We consider larger balances non-homogeneous loans and leases more than 60 days overdue as non-performing and we subject them to review for impairment.

We measure loans and leases considered impaired based on:

•	the discounted cash flow value of the loan at the loan’s stated rate; or
•	the realizable value of the underlying collateral for collateral-dependent loans.

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

l)     Investments in unconsolidated companies

Investments in unconsolidated companies where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as  Equity in earnings (losses) of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet.

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

m)     Foreclosed assets, including real estate

Assets are classified as foreclosed properties and included in Other assets upon actual foreclosure.

Assets received upon foreclosure of loans, including real estate, are initially recorded at the lower of:

•	fair value minus estimated costs to sell, or
•	the carrying value of the loan, with initial differences recorded as a charge to the allowance for loan losses.

Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to Non-interest expense. Costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

n)     Premises and equipment

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

As from January 1, 1999, costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with Statement of Position “SOP” 98-1 “Accounting for computer software developed or obtained for internal use” and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2004.

Property and equipment no longer in use is classified as held for sale and carried at the lower of fair value minus estimated costs to sell, or cost. The analysis is made on an individual asset basis. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is recognized as a valuation allowance and a charge to the consolidated statement of income.

o)     Goodwill and other intangible assets

Effective January 1, 2002, we adopted SFAS 142  “Goodwill and Other Intangible Assets”.  Under the new standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value. We determined June 30 of each year to be date for performing such impairment test. In 2004, 2003 and 2002 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

Goodwill and intangible assets related to affiliates are presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited.  Intangible assets are amortized over their expected useful lives which do not to exceed twenty years.  We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized currently.

Up to December 31, 2001 goodwill was amortized on a straight-line basis in a period not in excess of ten years and we assessed the recoverability of goodwill if events or circumstances indicate a possible impairment.

p)     Income taxes

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

q)     Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the retention limit set by regulations. We reinsure our risks with IRB Brasil Resseguros S.A, a government controlled entity which has the reinsurance monopoly in Brazil. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2004	2003	2002

Reinsurance receivables at year-end	45	22	40
Earned premiums ceded under reinsurance contracts during each year	333	329	247
Recoveries recognized under reinsurance contracts during each year	149	138	133

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs.

The vast majority of our private retirement plans correspond to deferred annuities. On the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the policy holders and we account for them as investment contracts in accordance with the requirements of SFAS 97 “Accounting and Reporting by Insurance Enterprise for Certain Long Duration Contracts and for Realized Gains and Losses from Sale of Investments”. During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as services fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest credited on investment contract accounts balance” in the consolidated statement of operations.

At the end of a contractually stated term the amounts not redeemed by the customers are used to purchase an annuity, at terms contractually established at the date the customers entered into the plans. During the pay-out phase, which is the period after the purchase of the annuity, we recognize a liability for future policy benefits.

We recognize an additional liability in accordance with Statement of Position (“SOP”) 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” during the accumulation phase if the expected benefit payments at the expected annuitization date exceeds the expected account balance at such annuitization date.

On the private retirement plans that are not considered investment contracts we recognize as revenue all amounts collected from customers and we recognize an expense for the constitution of a liability for future policy benefits.

Considering the reduced period since we have been offering retirement plans the amount of liabilities for future policy benefits for annuities in the pay-out phase are minimal.

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at its full amount with monetary indexation only at the end of the contractually agreed term of the specific plan, which always exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds we refund an amount which is only a percentage of the amount originally deposited. We recognize as revenue over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the constitution of an actuarially determined provision for future prizes.

r)     Deferred policy acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy insurance and underwriting. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

Deferred policy acquisition costs related to insurance contracts are amortized over the expected lives of the contracts. Deferred policy acquisition costs are reduced, when applicable, by any premium deficiency.

s)     Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$ 400, R$ 340 and R$ 372 for the years ended December 31, 2004, 2003 and 2002, respectively.

We also sponsor defined benefit plans and one defined contribution plan that are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions”. Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions accrued in favor of the beneficiaries of the plan during the relevant period. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with SFAS 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

Stock option plan

Itaú Holding established a stock option plan which is accounted for according to Opinion 25 of the Accounting Principles Board (“APB”), “Accounting for Stock Issued to Employees”, an alternative method of accounting, authorized by SFAS 123, “Accounting for Stock Based Compensation”. Under APB 25, we recognize compensation costs for the stock option plan over the vesting period of the stock option at an amount measured by the difference between the quoted market price of the stock at the measurement date and the price to be paid by the grantee. We account for our plan as a variable plan, with the measurement date being the date on which the options are exercised. Therefore, after the end of the vesting period, we continue to record compensation costs until the measurement date based on the quoted market price of the stock at the end of each reporting period.

The following table illustrates the effect on net income and earnings per share (both basic and diluted) if we had applied the fair value recognition provisions of SFAS 123 to account for the stock option plans using the binomial model methodology.

	2004	2003	2002

Net income
As reported	4,634	3,281	2,828
Plus: Reversal of stock compensation recorded following APB 25	165	153	(4)
Less: Stock compensation computed following the fair value method of SFAS 123	(51)	(43)	(41)
Pro-forma net income	4,748	3,391	2,783

Basic earnings per share (retroactively restated to give effect to the reverse stock split approved on April 28, 2004 (Note 19a)) - R$
Common shares – as reported	40.81	28.83	25.39
Common shares – pro forma	41.82	29.79	24.98
Preferred shares – as reported	40.81	28.83	25.39
Preferred shares – pro forma	41.82	29.79	24.98

Diluted earnings per share (retroactively restated to give effect to the reverse stock split approved on April 28, 2004 (Note 19a)) - R$
Common shares – as reported	40.70	28.73	25.28
Common shares – pro forma – binominal	41.70	29.69	24.88
Preferred shares – as reported	40.70	28.73	25.28
Preferred shares – pro forma – binominal	41.70	29.69	24.88

t)     Guarantees granted

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

We recognize a liability,  presented under “Other Liabilities”,  for the fair value of guarantees granted at the date on which we issue the guarantee. Fair value is generally represented by the price we charge the customer to issue the guarantee. Subsequent to issuance of the guarantee we recognize a reduction in the amount of the fair value originally recorded over the period from issuance until the guarantee expires; we recognize the reduction in “Fee and Commission Income” in the consolidated statement of income. If we conclude that it is probable that we will incur a loss in relation to the guarantee issued, we recognize a provision for the estimated amount of the probable loss which is also presented under “Other liabilities” in the consolidated balance sheet.

u)     Treasury Stock

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

v)     Interest on stockholders’ equity

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on stockholders’ equity. For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of stockholders’ equity in the financial statements. The related tax benefit is recorded in the consolidated statement of  income.

w)     Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two classes of stock issued by Itaú Holding. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority  non-cumulative minimum  annual  dividend  of  R$ 0.55 (fifty five cents) per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders’ equity) and undistributed earnings of Itaú Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by SFAS 128 “Earnings Per Share”.

Itaú Holding has issued stock options (Note 26) whose dilutive effects are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the funds received were used to purchase our own stock.

x)     Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

y)     Strategic alliance with America on Line Latin America Inc. and subsidiaries (AOLA)

During the year ended December 31, 2000 we entered into a ten year strategic alliance agreement with AOLA which was significantly modified through a final and legally binding Memorandum of Understanding (MOU) dated December 14, 2002 and a second MOU dated November 4, 2004. Under the terms of the original agreement we received 31,700,000 Common A  voting shares of AOLA and,  during a five year period we were committed to obtain on specific measurement dates (“milestones”):

•	specified number of customers of the Itaú – AOLA co-branded Internet access services provided by AOLA in Brazil,
•	certain levels of revenue from such customers as a percentage of the total revenue of AOLA in Brazil for Internet access services, or
•	a combination of both.

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

Our Common A voting shares of AOLA represent as of December 31, 2004, 2003 and 2002 less than 2% of the voting stock of AOLA and therefore, we do not account for such shares following the equity method. The contractual terms of the original agreement include a lock-up provision by which we are committed not to enter into any transaction which is designed to, or might be reasonably expected to, result in the disposition of specified percentages of the shares of AOLA we have received. These specified percentages decrease each year over five years.  All shares received were subject to lock-up until December 10, 2001 when 16.67% of such shares were released. On December 10, 2002, 2003 and 2004, additional 41.66%, 16.67% and 16.67% of such shares were respectively released.

We consider shares subject to the lock-up provision during the twelve months after each balance sheet date to be restricted stock under SFAS 115 and initially recorded such restricted shares at its cost. Cost was determined as the maximum amount that we would have to pay for such shares if we fail to meet all the milestones. Shares which are released from the lock-up within 12 months after the balance sheet date are considered available for sale securities and are accounted at its fair value as of the balance sheet date as described in Note 2(g). During the year ended December 31, 2002 we concluded that an “other-than-temporary” impairment existed for all shares of AOLA and as a result all shares (either restricted or not restricted) were recorded at the fair value of such shares measured at the quoted market price of the shares in NASDAQ on December 31, 2002 which became its new cost basis. During the year ended December 31, 2002 we recognized a loss of R$ 605 as result of such “other-than-temporary” impairment which is presented under “Other non-interest expenses” in the consolidated statement of income. As of December 31, 2004 no shares are considered restricted stock and therefore all shares of AOLA are accounted for at its fair value as of such date. As of December 31, 2004 and 2003 the quoted market price of the shares of AOLA in NASDAQ was higher than the cost basis of those shares and, as such, we have not recorded any further impairment.

We were also committed under the terms of the original agreement to offer to the customers of Banco Itaú which were users of the co-branded access services, a minimum number of hours free of charge at our cost during the five years on which we were committed to meet the milestones. We recognized such costs as expenses when they were incurred.

We recognized the value of the shares we received from AOLA at its original cost against deferred revenue until December 2002 when we entered into the MOU. Revenue is being recognized in income from the date when a milestone is met and over the remaining period until completion of five years, based on the percentage of costs already incurred related to the agreement to total estimated costs over the five-year period.

On January 7, 2002, AOLA issued the certificate confirming that as of December 10, 2001, we have met the first annual milestone (a minimum amount of 250,000 verified subscribers) and we begun to recognize revenue as from such measurement date.

Under the MOU:

•	the commitments to obtain specified number of customers were eliminated,
•	we were waived of any cash payment that may become payable with respect to the second annual milestone,
•	the amount of cash payments that we would be obligated to pay if we do not meet the milestones for the third through fifth year has been reduced to a maximum of US$20 million for the three years,
•	the commitment to offer at our cost hours free of charge to customers of the co-branded services was eliminated, and
•	we agreed to specific marketing commitments which if we do not fulfill would require us to make cash payments of a maximum of US$40 million for the three remaining years of the agreement.

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

After entering into the MOU we continue to recognize revenue from the date when a milestone is met through the end of five years based on the percentage of costs incurred related to the agreement to total estimated costs. Revenue to be recognized after entering into the MOU corresponds to the first milestone we had achieved  in December 2001 and to the maximum amount of payment we could be required to make under the MOU of US$ 60 million. During the years ended December 31, 2004 and 2003 we recognized as income under “Fee and commission income” the amounts of R$ 66 and R$ 33, respectively, the amount of revenue determined as described before corresponding to the first milestone (met on December 2001). On March 2005 and 2004 (the measurement date for determining if we had met our commitments under the MOU) we met the commitments imposed by the MOU; as a result we have been released from maximum potential payments of US$ 21 and 26 million, respectively and we have started to recognize as revenues the amounts related to the third milestone.

z)     Reclassifications

Certain reclassifications have been made to the financial statements for the years ended December 31, 2003 and 2002 to conform to the presentation in the current year which had no effect on the amounts previously reported for total assets, liabilities, stockholders’ equity or net income. Such reclassifications include reclassifications related to our investment contracts.

In the financial statements originally issued for prior years, investment contract balance accounts were presented under “Insurance claims reserve, reserves for private retirement plans and reserves for capitalization plans” in the consolidated balance sheet, and investment income credited to balances in favor of customers under those investment contracts was previously presented under “Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs”. In these financial statements those amounts are presented under specific captions.

aa)   Recently issued Accounting Standards

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement 123. On April 14, 2005 the United States Securities and Exchange Commission (“SEC”) amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005. Had the provisions of Statement 123R been applied for the year ended December 31, 2004 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 2.s.

In December 2004, the FASB issued SFAS 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods after Jun 15, 2005, with earlier adoption permitted. We do not believe that the adoption of SFAS 153 will have a material impact on the consolidated financial position or results of operations of Itaú Holding.

In March 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary thereby requiring a charge to income, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosure requirements were previously issued by the EITF in November 2003 and were effective for Itaú Holding for the year ended December 31, 2003. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. We are currently evaluating the effect of the recognition and measurement provisions of EITF 03-1.

In March 2004, the FASB ratified the consensus reached in EITF 03-6, “Participating securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share” (“EITF 03-6”). EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of EITF 03-6 did not have impact on our consolidated financial statements since we have already been using the two-class method to compute earnings per share.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-03 requires that loans purchased at a discount due to poor credit quality to be recorded at fair value and prohibits the recognition of a loss accrual or valuation allowance at the time of purchase. SOP 03-3 also limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the initial investment in the loan.

Subsequent increases in expected cash flows are recognized prospectively through an adjustment of yield over its remaining life and decreases in expected cash flows are recognized as an impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 is not expected to have a material impact on the results of operations or financial condition of Itaú Holding.

NOTE 3 – BUSINESS COMBINATIONS

a)     Banco AGF S.A.

On October 20, 2003 Itaú Holding entered into an agreement to acquire 100% of total and voting shares of Banco AGF S.A. a bank previously owned by the French group AGF, operating in investment and leasing activities.

The Central Bank approved the acquisition of Banco AGF S.A. on February 5, 2004 and the shares were transferred to us on February 7, 2004 (the settlement date), which is the acquisition date for accounting purposes. We recorded the assets, liabilities, revenues and expenses of Banco AGF as from such date.

Total purchase price amounts to R$ 121. The following table summarizes the estimated fair value of assets and liabilities acquired:

Marketable securities and derivative financial instruments	135
Loans and leases	16
Other assets	5

Total assets acquired	156

Liabilities assumed	33

Net assets at fair value	123
Negative goodwill on acquisition	(2)

Total purchase price consideration	121

b)     Credicard Banco S.A.

On November 11, 2004, Itaú Holding entered into a stock subscription agreement with Unibanco S.A. (“Unibanco”), in order to acquire 50% of the voting and total capital of Tulipa Administração e Participação S.A. (“Tulipa”). Tulipa owns directly 33.33% of the voting and total capital of Credicard Banco S.A. (“Credicard”), the largest credit card issuer in Brazil. With this acquisition, Itaú Holding increased its interest in Credicard in 16.67%, from the 33.33% previously owned to 50% of the voting and total capital of the company.

Total capital of Credicard Banco S.A. was held in equal parts by three partners, Itaú Holding, Citigroup and Unibanco and with the acquisition by Citigroup of the other half of the indirect ownership interest of Unibanco in Credicard, also occurred in November 2004, Itaú Holding and Citigroup became the only two shareholders of the company.

Before this transaction, the three partners (Itaú Holding, Citigroup and Unibanco) agreed that none of them were permitted to offer financial products and services to Credicard customers. With this transaction, we also acquired the right to access the customer base of Credicard. We are calling this right of “cross-selling right”, because we intend to transform part of these customers in Itaú Holding customers.  The estimated fair value of this right is approximately R$ 207 with an estimated useful life of 13 years, period in which this intangible is expected to be amortized. We are allocating this intangible asset to our Banco Itaú – Banking segment.

The acquisition price, including the cross-selling right, totaled R$ 773. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in November 2004, with the acquisition of 50% of Tulipa:

Intangibles assets	3,048
Other assets	4,054

Total assets	7,102

Liabilities	3,737

Net assets of Credicard at fair value	3,365
Percentage of participation acquired	16.67%

Fair value for additional interest in Credicard	561
Fair value of other assets of Tulipa	5
Fair value for cross-selling right	207

Total purchase price consideration	773

Intangible assets of Credicard have been calculated based on projected cash flows and will be amortized over 10 years, period considered as its estimated useful life. Intangible assets correspond to the customer relationships of Credicard and to the trademark Credicard.

Tax deductible goodwill under Brazilian tax regulation amounted to R$ 721. Goodwill amortization is deductible in accordance with Brazilian tax regulations only for social contribution on income being deductible for income taxes only upon sale or transfer of the investment acquired.

Unaudited pro-forma results of operations for the years ended December 31, 2004 and 2003 as if the acquisition of the additional interest of Credicard had taken place in the beginning of each period are presented below. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro-forma results are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

2004 (Unaudited)

Equity in earnings of unconsolidated companies, net	332
Net income	4,667
Earnings per common and preferred shares:
Basic	41.10
Diluted	40.99

2003 (Unaudited)

Net income	3,296

c)     Orbitall

In November 2004, Itaú Holding entered into a sale and purchase agreement to acquire quotas of Orbitall Serviços e Processamento de Informações Comerciais Ltda. – Orbitall (a credit card processing business) that were previously owned by Unibanco S.A. and Citigroup. These companies held 66.67% of the quotas of Orbitall and with this acquisition Itaú Holding, which already held 33.33% of the company’s capital, became the only owner of Orbitall. However, closing of the sale and purchase agreement was pending until a new services agreement was signed by Orbitall and Citigroup.

In December 2004, Orbitall signed a new services agreement with Citigroup, considering the new shareholding structure of the company. We determine the acquisition date to be December 2004.

The acquisition price totaled R$ 288. The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Current assets	176
Premises and equipments, net	91
Credit card processing services contracts	351

Total assets acquired	618

Liabilities assumed	189

Net assets at fair value	429
% acquired	66.67%
Fair value for additional interest in Orbitall	287
Goodwill on acquisition	1

Total purchase price consideration	288

Intangible assets acquired consist of the contractual rights for credit card processing services held by Orbitall. We estimated the fair value of these intangible assets based on projected cash flows. The estimated useful life of these rights, which was determined individually based on each service contract, varies from one up to ten years, periods in which we will be amortizing these intangible assets. We allocated these intangible assets to our Credit Cards segment, as well as goodwill of R$ 1, which resulted from this transaction.

Tax deductible goodwill under Brazilian tax regulation amounted to R$ 233. Goodwill amortization is deductible in accordance with Brazilian tax regulations only for social contribution on income being deductible for income taxes only upon sale or transfer of the investment acquired.

Unaudited pro-forma results of operations for the years ended December 31,2004 and 2003 as if the acquisition of the additional interest in Orbitall had taken place in the beginning of each period are presented below. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro-forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

2004 (Unaudited)

Fee and Commision Income	5,223
Net income	4,641
Earnings per common and preferred shares:
Basic	40.86
Diluted	40.75

2003 (Unaudited)

Net income	3,288

d)     Intercap

On December 10, 2004, Itaú Holding and Banco Intercap S.A. signed a sale and purchase agreement for 100% of the quotas of Rio Elba Empreendimentos e Participação S.A. (“Rio Elba”), Intercap’s sales promotion company, which is the vehicle that generates credit contracts. Rio Elba owns systems, contracts with stores, a staff of specialists in analyzing credit for this specific segment, plus a dedicated commercial structure. We have determined the acquisition date to be December 2004.

At the same date, we signed an agreement involving the assignment of retail vehicle portfolio of Banco Intercap to Itaú Holding for approximately R$ 184.

Total acquisition price of Rio Elba totaled R$ 65 million. In this transaction, we acquired intangible asset in the amount of R$ 65 (which was reduced by R$ 1 that is the excess of net assets and liabilities acquired over the purchase price). Intangible asset was allocated to our Banco Itaú – Banking segment and has an estimated useful life of 5 years, period in which it is expected to be amortized.

Tax deductible goodwill under Brazilian tax regulation amounted to R$ 65. Goodwill amortization is deductible in accordance with Brazilian tax regulations only for social contribution on income being deductible for income taxes only upon sale or transfer of the investment acquired.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

	2004	2003

Cash and due from banks	1,451	1,663
Interest-bearing deposits in other banks	6,783	10,726
Securities purchased under resale agreements and federal funds sold(*)	6,366	8,621

TOTAL	14,600	21,010

(*) Securities purchased under resale agreements and federal funds sold include pledged securities for a total of R$ 277 (R$ 1,393 at December 31, 2003).

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Holding operates requires financial institutions, including Itaú Holding, to deposit certain funds with the central bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits:

	2004	2003

Non-interest earning	3,228	4,499
Interest-earning	7,343	3,657

TOTAL	10,571	8,156

NOTE 6 - TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	2004	2003

Brazilian federal government securities	254	2,728
External Debt Securities:	774	404
Brazilian federal government	446	404
Other	328	—
Corporate debt securities	1,020	823
Other marketable securities (primarily mutual funds)	8,020	5,301
Derivative financial instruments:	1,927	1,382
Swaps	1,075	911
Options	187	63
Forwards	599	360
Futures	66	48

TOTAL	11,995	10,638

Net unrealized gains included in trading assets at December 31, 2004 and 2003 amounted to R$ 10 and R$ 84, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2004, 2003 and 2002, included in Trading income (losses), were gains (losses) of R$ (74), R$ 746 and R$ 28, respectively.

In the year ended December 31, 2003 we reclassified securities at fair value of R$ 186 from trading securities to held to maturity securities. The fair value of the security at the date of transfer represents the initial carrying amount in the held to maturity category.

NOTE 7 - AVAILABLE FOR SALE SECURITIES

The fair values and corresponding amortized cost of available for sale securities at December 31 were:

	Gross Unrealized

	2004				2003

	Amortized Cost	Gains	Losses	Fair Value	Amortized Cost	Gains	Losses	Fair Value

Investment funds	17	3	—	20	68	24	—	92
Bank debt securities	244	—	(94)	150	806	29	—	835
Brazilian federal government securities	2,687	271	(2)	2,956	4,745	572	(2)	5,315
External debt securities:	263	230	(46)	447	700	234	—	934
Brazilian government	218	227	(44)	401	550	230	—	780
Argentinean government	3	—	—	3	106	—	—	106
Other	42	3	(2)	43	44	4	—	48
Corporate debt securities	3,713	173	(136)	3,750	1,482	282	(2)	1,762
Marketable equity securities	388	314	(12)	690	440	76	(9)	507

TOTAL	7,312	991	(290)	8,013	8,241	1,217	(13)	9,445

Gross realized gains and losses on securities available for sale were as follows:

	2004	2003	2002

Gains	475	623	482
Losses	(258)	(140)	(1,092)

Net	217	483	(610)

The amortized cost and fair value of securities available for sale, by maturity, were as follows:

	2004

	Amortized Cost	Fair Value

Due in one year or less	1,745	1,789
Due after one year to five years	3,195	3,273
Due after five years to ten years	887	975
Due after ten years	1,171	1,346
No stated maturity	314	630

TOTAL	7,312	8,013

During the years ended December 31, 2004, 2003 and 2002, we recognized losses of R$ 3, R$ 38 and R$ 605, respectively, for impairment of available for sale securities presented under “Other non-interest expenses” in the consolidate statement of income. The impairment loss for 2002 corresponds to the impairment of our investment in shares of AOLA.

We have no available for sale securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2004 or as of December 31, 2003.

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

NOTE 8 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	Gross Unrealized

	2004				2003

	Amortized Cost	Gains	Losses	Fair Value	Amortized Cost	Gains	Losses	Fair Value

Brazilian federal government securities	2,002	120	(1)	2,121	1,840	105	(8)	1,937
External debt securities	792	74	—	866	1,041	42	(5)	1,078
Brazilian government	768	74	—	842	1,018	42	—	1,060
Other	24	—	—	24	23	—	(5)	18
Corporate debt securities	689	27	—	716	651	8	—	659

TOTAL	3,483	221	(1)	3,703	3,532	155	(13)	3,674

The amortized cost and fair value of securities held-to-maturity, by maturity, were as follows:

	2004

	Amortized Cost	Fair Value

Due in one year or less	1,225	1,227
Due after one year to five years	491	514
Due after five years to ten years	1,421	1,584
Due after ten years	346	378

TOTAL	3,483	3,703

We have no held to maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2004 or as of December 31, 2003.

NOTE 9 - LOANS AND LEASES

	2004	2003

Commercial	20,473	18,110
Industrial and others	16,152	13,540
Import financing	1,032	1,346
Export financing	3,289	3,224
Real estate loans, primarily residential housing loans	1,896	2,057
Lease financing	3,929	1,288
Public sector	973	958
Individuals	12,773	10,644
Overdraft	1,681	1,297
Financing	8,383	7,496
Credit Card	2,709	1,851
Agricultural	2,638	1,959

TOTAL	42,682	35,016

At December 31, 2004 and 2003 our non-performing loans and leases amount to R$ 1,196 and R$ 1,476, respectively.

We do not recognize interest income during the period the loans are considered non-performing. The impact on interest income as a result of non-performing loans was not material to any of the years presented.

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	2004	2003	2002

Balance at the beginning of the year	2,848	2,748	2,250
Provision for loan and lease losses	867	1,695	2,124
Credits charged off	(1,521)	(2,131)	(1,892)
Recoveries	617	536	266

Balance at the end of the year	2,811	2,848	2,748

NOTE 11 - INVESTIMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % as of December 31, 2004 (a)		December 31, 2004 (b)				December 31, 2003 (b)		December 31, 2002 (b)

	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings	Investment	Equity in earnings	Equity in earnings

Investments accounted by the equity method
AGF Brasil Seguros S.A.	27.33	27.33	410	67	112	18	113	6	6
Credicard Banco S.A. (c)(d)	33.33	33.33	374	317	125	106	106	115	177
IPI - Itausa Portugal Investimentos Ltda. (e)	49.00	49.00	849	(71)	416	(35)	400	28	24
Itausa Export S.A. (f)	22.23	20.00	982	65	218	14	209	19	29
Redecard S.A.	31.94	31.94	53	421	17	134	27	142	83
Serasa S.A. (g)	32.25	28.14	164	63	53	20	49	16	16
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (h)	33.33	33.33	83	39	—	13	21	3	—
Tulipa Administração e Participações Ltda (i)	50.00	50.00	2,712	32	1,356	16	—	—	—
Other	—	—	—	—	46	13	3	—	—
Subtotal					2,343	299	928	329	335
Other investments recorded at cost	—	—	—	—	166	—	151	—	—
Total					2,509	299	1,079	329	335

(a) Corresponds to total and voting ownership.

(b) Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.

(c) New name of Credicard S.A. Administradora de Cartões de Crédito.

(d) Our share on the results of Credicard Banco S.A. was not necessarily the same in each year due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based primarily on the performance of the credit card portfolio up to June 30, 2003. As from July 1, 2003, the shareholders’ agreement related to Credicard Banco S.A. was amended, resulting in the transfer of credit card portfolio of each shareholder previously held by Credicard Banco S.A. to each of the shareholders, extinguishing the reason for the differential in earnings to be attributed to each shareholder which was based on the performance of the credit card portfolio of each shareholder.

(e) Ownership in IPI - Itausa Portugal Investimentos Ltda. is held: (i) through subsidiaries that own 49.00% of total and voting stock, and (ii) through the equity investee Banco Itaú Europa S.A., a subsidiary of Itausa Export, which held 51.00% of total and voting stock of IPI – Itausa Portugal Investimentos Ltda.. Exchange gain or loss arising from translation are included under Cumulative Translation Adjustment (Note 2 (b)).

(f) Interest held by the subsidiary Banco Itaú S.A..
(g) New name of Serasa - Centralização de Serviços dos Bancos S.A..

(h) On August 20, 2003, due to a corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda. Equity income refers to the period of January 1, 2004 to October 31, 2004. As from that date the company is consolidated as result of the additional interest acquisition (note 3(c)).

(i) Interest acquired in November 30, 2004 by Itaucard Financeira S.A. Crédito, Financiamento e Investimento (note 3(b)). Stockholders’ equity of Tulipa includes R$1.578 of short-term investments which R$789 is deposited by Tulipa at Itaú and R$789 at Citigroup.

b) Other information

Dividends, including interest on stockholders’ equity, received from the investments in unconsolidated companies were R$155, R$119 and R$244  in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 12 - PREMISSES AND EQUIPMENT

	2004	2003	Annual depreciation rates %

Gross
Land	682	686
Buildings used in operations	1,792	1,779
Installations, furnishings, equipment and security and communication systems	997	699
Data processing equipment	1,942	1,235
Cost of software developed or obtained for internal use	424	407
Transportation systems	20	18
Assets held for sale	87	123
Other	231	285

TOTAL	6,175	5,232

Accumulated depreciation
Buildings used in operations	(1,070)	(841)	4
Installations, furnishings, equipment and security and communication systems	(678)	(465)	10 to 25
Data processing equipment	(1,527)	(900)	20 to 50
Cost of software developed or obtained for internal use	(177)	(130)	20 to 33
Transportation systems	(8)	(8)	20
Other	(141)	(192)	20

TOTAL	(3,601)	(2,536)

NET BOOK VALUE	2,574	2,696

Depreciation expense was R$ 650, R$ 646 and R$ 567 in the years ended December 31, 2004, 2003 and 2002, respectively, including expenses of R$ 71, R$ 43 and R$ 34 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 14, respectively in 2004 (R$ 13 and R$ 7 in 2003 and R$ 13 and R$ 6 in 2002).

Accumulated depreciation of capitalized leases amount to R$ 25 and R$ 13 as of December 31, 2004 and 2003, respectively. The only assets class recorded under capital leases is buildings.

NOTE 13 - GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2004, 2003 and 2002. Upon adoption of SFAS No. 141 on January 1, 2002 we recognized a gain of  R$ 9 (net of tax effect) as the effect of a change in accounting principle for the excess over cost of business combinations prior to July 1, 2001.

The following table presents the movement of aggregate goodwill for the years ended December 31, 2004 and 2003:

	2004	2003

Opening balance sheet	272	328
Addition as a result of Orbitall acquisition	1	—
Addition as result of acquisition of minority interests	—	7
Effect of exchange rate on goodwill on entities outside Brazil	(1)	(3)
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	—	(60)

Closing balance sheet	272	272

The total amount of goodwill as of December 31, 2004 and 2003 was allocated to the Banco Itaú - banking segment, with exception of goodwill of R$ 1, related to acquisition of Orbitall, which was allocated to Credit Cards segment.

Gross goodwill and accumulated amortization at December 31, 2004 amount to R$ 378 and R$ 106, respectively (R$ 378 and R$ 106 at December 31, 2003).

The impact of adopting SFAS No. 142 on net income is presented in the following table:

2002

Net income as reported	2,828
(-) Less recognition in income as change in accounting principle of excess over cost of business combinations prior to July 1, 2001	(9)

Pro-forma net income	2,819

The impact of adopting SFAS No. 142 on earnigs per share adjusted for the effect of a change in accounting principle is presented in Note 20.

The change in total intangible assets for the years ended December 31, 2004 and 2003 is presented below:

	2004					2003

	Orbitall - Credit card processing contracts	Exclusive access to stores CBD (Note 34)	Customer relationships	FIAT distribution network	Total	Customer relationships	FIAT distribution network	Total

Opening balance sheet			1,312	68	1,380	1,800		1,800
Addition as results of transactions during the year:
Banco Fiat S.A.							474	474
Itauprev Vida e Previdência S.A. (formerly AGF Vida e Previdência S.A.)						48		48
Strategic agreement with CBD (note 34)		744			744
Orbitall (note 3c)	234				234
Cross-selling right to customers of Banco Credicard (note 3b)			207		207
Intercap (note 3d)			65		65
Other			52		52	183		183
Amortization for the year	(3)	(16)	(171)	(7)	(197)	(213)	(35)	(248)
Impairment loss (1)							(225)	(225)
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions			(72)		(72)	(506)	(146)	(652)
Closing balance	231	728	1,393	61	2,413	1,312	68	1,380
Gross balance	234	744	2,082	104	3,164	1,831	104	1,935
Accumulated amortization	(3)	(16)	(689)	(43)	(751)	(519)	(36)	(555)

Closing balance sheet, net	231	728	1,393	61	2,413	1,312	68	1,380

Weighted average useful life (in years)	8.9	19.5	7.3	8.3	11.2	7.3	9.3	7.4

(1) As of December 31, 2003 we concluded based on the significant change observed between our estimates of volumes of transactions considered in the projected cash flows used to estimate the fair value of the distribution network at the date of acquisition and the actual volume of transactions since acquisition through December 2003 and based on updated projections of volume that significant adverse changes exist in the extent on which the distribution network is being and is expected to be used. As required by SFAS 144 we have determined that an impairment analysis was required as of December 2003 in relation to the distribution network acquired. Based on updated cash flow projections an impairment loss of R$225 has been recorded in December 2003 in the consolidated statement of income under “Amortization of goodwill and other intangibles”.

Estimated amortization expense for defined life intangible assets over the next five years is as follows:

Estimated amortization expense (Unaudited)

2005	282
2006	273
2007	263
2008	250
2009	249

NOTE 14 - OTHER ASSETS

	2004	2003

Net deferred tax assets, net of valuation allowance (Note 21)	2,754	3,124
Restricted judicial escrow deposits for taxation, civil, labor, and other matters	2,232	1,971
Prepaid taxes	2,205	2,476
Service fees and commissions receivable	1,078	996
Pension plan prepaid assets (Note 25)	435	299
Receivables related to acquisitions	327	113
Prepaid expenses	305	275
Receivable from the government administered fund - Fundo para Compensação de Variações Salariais (FCVS)	270	277
Foreclosed assets, net	182	151
Escrow account related to strategic partnership with CBD (Note 34)	153	—
Deferred policy acquisition costs	124	104
Other	967	673

TOTAL	11,032	10,459

NOTE 15 - DEPOSITS

	2004	2003

Non-interest-bearing deposits
Demand deposits	10,586	9,322
Other deposits	151	—
Interest-bearing deposits
Saving deposits	19,197	18,521
Time deposits	8,093	4,412
Deposits from banks	246	989

TOTAL	38,273	33,244

Time deposits with balance in excess of the equivalent to US$ 100,000 amount to R$ 6,765 as of December 31, 2004 (R$ 3,909 as of December 31, 2003).

NOTE 16 - SHORT-TERM BORROWINGS

	2004	2003

Trade finance borrowings	2,502	4,756
Local on-lendings	336	189
Mortgage notes	—	152
Euronotes	82	539
Securities issued and sold to customers under repurchase agreements	9,256	6,703
Diversified payments rights	—	72
Other short-term borrowings	178	29

TOTAL	12,354	12,440

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2004	2003

Trade finance borrowings	1.50% to 3.31%	2.00% to 7.99%
Local on-lendings	3.16% to 17.75%	2.18% to 11.95%
Mortgage notes	—	13.52% to 15.15%
Euronotes	2.35% to 3.24%	0.7% to 7.62%

Under “ Securities issued and sold to customers under repurchase agreements” we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 50% and 100% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through November 2022.

NOTE 17 - LONG TERM DEBT

	2004	2003

Local on-lendings	4,107	4,270
Euronotes	521	1,373
Fixed rate notes	551	6
Mortgage notes	1	20
Trade finance borrowings	2,858	2,523
Debentures	—	427
Subordinated debt	4,456	4,394
Debt under securitization of diversified payments rights	1,903	1,903
Other long-term debt (1)	342	196

TOTAL	14,739	15,112

(1) Including capitalized lease obligations in an amount of R$ 83 and R$ 94 as of December 31, 2004 and 2003, respectively.

a)   Local on-lendings

Local on-lendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of property and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 12.11% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or “TJLP”), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy.  On-lending is at the risk of Itaú Holding, and it is generally secured.

b)   Euronotes

Maturity date	Original term in years	Currency	Coupon - %	Carrying amount (net of repurchases)

				2004	2003

02/05/2004	2	US$	6	—	267
02/27/2004	2	US$	6.75	—	130
11/29/2004	1.5	US$	5	—	374
04/05/2005	3	US$	6.75	116	208
04/12/2005	3	US$	7.5	82	69
07/25/2005	8	US$	8.13	33	36
07/28/2005	2	US$	4.75	264	289
11/30/2006	2	US$	3.85	7	—
05/18/2009	5	US$	5	19	—

TOTAL				521	1,373

c)   Fixed Rate Notes

Maturity date	Original term in years	Currency	Coupon - %	Carrying amout (net of repurchases)

				2004	2003

Payment Suspended (1)	—	US$	7.01	3	3
07/25/2005 (2)	8	US$	8.13	—	2
07/02/2008 (2)	4.9	US$	4.5	—	1
04/16/2009	5	US$	6	11	—
04/20/2009	5.01	US$	6	65	—
04/22/2009	5	US$	6	5	—
04/27/2009	5	US$	6	5	—
05/06/2009	5	US$	6	13	—
05/11/2009	5.01	US$	6	7	—
05/14/2009	5	US$	6	13	—
05/26/2009	5	US$	6	5	—
05/28/2009	5	US$	6	13	—
06/01/2009	5	US$	6	13	—
06/15/2009	5	US$	6	13	—
06/29/2009	5.01	US$	6	5	—
07/13/2009	5.01	US$	6	8	—
07/13/2009	5	US$	6	22	—
07/15/2009	5	US$	6	8	—
08/10/2009	5.01	US$	6	10	—
08/17/2009	5.01	US$	6	14	—
08/24/2009	5.01	US$	6	11	—
03/17/2009	5	US$	6	19	—
03/17/2009	5	US$	6	8	—
03/30/2009	5.01	US$	6	3	—
04/06/2009	5	US$	6	11	—
06/15/2010	13.25	US$	8.5	133	—
12/15/2010	13.64	US$	8.6	133	—

TOTAL				551	6

(1) These operations are in a renegotiation with the creditor and they had their payment suspended.
(2) These transactions were early settled during the year ended December 31, 2004.

d)   Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest at the TR (Referential Rate) rate plus 14.00% p.a. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

e)   Trade finance borrowings

Maturity	Currency	2004	2003

2004	CHF (2)	—	2
2004	¥ (1)	—	2
2004		€—	7
2004	US$	—	1,100
2005		€11	8
2005	CHF (2)	5	1
2005	US$	1,168	826
2006		€4	2
2006	CHF (2)	5	11
2006	US$	833	219
2007		€2	—
2007	US$	551	113
2008		€2	—
2008	US$	66	53
2009		€1	—
2009	US$	71	94
After 2011	US$	139	85

TOTAL		2,858	2,523

(1) ¥ - Japanese Yen.
(2) CHF - Swiss Franc.

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2004	2003

US$	0.25% a 9.75%	0.15% to 9.75%
	€0.5% a 5.22%	0.5% to 4.76%
	¥—	0.3%
CHF	3.47% to 4.65%	1.02% to 4.65%

f)   Debentures

Maturity	Original term in years	Currency	Coupon - %		Carrying amount (excluding debentures in treasury)

			2004	2003	2004	2003

01/11/2022 (1)	21	R$	—	CDI	—	427

TOTAL					—	427

CDI – Interbank interest rate
(1) During the year ended December 31, 2004 all debentures outstanding have been reacquired and are maintained in treasury.

Debentures are issued by Cia Itauleasing de Arrendamento Mercantil S.A. and BFB Leasing S.A., our consolidated subsidiaries, and are fully underwritten at the issuance by Banco Itaú S.A. who subsequently actively enters into purchase and sales transactions for such issued debentures with customers.

g)   Subordinated debt

Maturity	Currency	Coupon - %		Carrying amount

		2004	2003	2004	2003

Notes
08/15/2011	US$	10	10	462	503
08/15/2011		¥4.25	4.25	789	822
06/28/2012	US$	10.38	10.38	59	65
Debentures
09/01/2008	R$	CDI + 0.75	CDI + 0.75	628	635
Certificate of deposit
02/26/2008	R$	CDI	CDI	918	784
12/23/2009	R$	CDI + 0.87	CDI + 0.87	853	853
Redeemable preferred shares
03/31/2015	US$	2.43	2.43	747	732

TOTAL				4,456	4,394

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

h)   Debt under securitization of diversified payments rights

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

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On March 20, 2002, July 19, 2002, July 23, 2003, November 25, 2003 and July 7, 2004, the SPE issued Floating Rate Notes to third-party investors secured by the diversified payment rights that the SPE acquired from Banco Itaú which is classified as long-term debt and presented below.

The main characteristics of the Notes are as follow:

Series	Amount issued (in millions of US$)	Currency	Coupon - %	Interest only period	Scheduled amortization	Carrying Amount

						2004	2003

2002-1	250	US$	Libor + 0.7%	March 20, 2002 to September 20, 2004	Semi-annual as from September 20, 2004 to March 20, 2007	562	726
2002-2	150	US$	Libor + 0.65%	July 19, 2002 to March 21, 2005	Semi-annual as from March 21, 2005 to March 20, 2006	401	436
2003-1	150	US$	Libor + 0.63%	July 23, 2003 to March 20, 2005	Semi-annual as from March 20, 2005 and September 20, 2008	401	436
2003-3	105	US$	5.01%	November 25, 2003 to March 20, 2007	Semi-annual as from March 20, 2007 and September 19, 2010	271	305
2004-1	105	US$	2.73%	July 7, 2004 to September 21, 2009	Semi-annual as from September 21, 2009 to March 21, 2011	268	—

TOTAL	760					1,903	1,903

The Notes issued by the SPE are expected to be repaid through the flow of funds provided by the payment orders sold by Banco Itaú to the SPE. If the SPE, as issuer of the Floating Rate Notes, fails to make a timely payment of accrued interest and of scheduled principal, investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.

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

Cash received by the SPE for the payment orders sold by Banco Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 292 and R$ 102, as of December 31, 2004 and 2003.

i)   Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2004	2003

Due within one year	2,484	2,621
From 1 to 2 years	1,856	2,745
From 2 to 3 years	1,642	1,299
From 3 to 4 years	2,478	1,394
From 4 to 5 years	1,815	2,366
After 5 years	4,464	4,687

TOTAL	14,739	15,112

NOTE 18 - OTHER LIABILITIES

	2004	2003

Litigation (Note 29 b)	3,952	3,478
Payable to merchants for credit card transactions	2,148	1,396
Collection of third-party taxes, social contributions and other	1,221	916
Derivative liabilities:
Swaps	461	440
Options	260	63
Forward	420	199
Futures	30	123
Interest on stockholders’ equity payable	901	696
Payable for securities purchased (trade date)	688	389
Labor related liabilities	665	538
Accrued pension plan benefits (Note 25)	446	462
Taxes other than on income	334	510
Taxes on income	306	291
Deferred revenue on Telefónica transaction	183	275
Deferred credit related to strategic partnership with CBD (Note 34)	153	—
Foreign exchange portfolio, net	127	151
Payable related to acquisitions	90	—
Fair value of guarantees granted (Note 28 c)	10	34
AGF Vida e Previdência acquisition purchase price	—	107
Others	1,759	1,719

TOTAL	14,154	11,787

NOTE 19 - STOCKHOLDERS’ EQUITY

a) Capital and stockholders’ rights

I) Capital

	Quantity of shares issued

	2004	2003 (*)

Common shares	60,687,553	61,351,835
Preferred shares	54,897,787	54,897,787

TOTAL	115,585,340	116,249,622

(*) After giving retroactive effect to the reverse-split of shares (described below).

The Extraordinary Shareholders Meeting of 04/28/2004 approved a reverse-split of existing shares in the proportion of 1,000 existing shares for each share. Through a Notice to the Stockholders issued on 08/09/04, a term of not less than 60 days was granted for them to adjust their share position. As from 10/20/04, the reverse-split is effective.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both classes of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$0.55 per lot of one thousand shares at December 31, 2004, 2003 and 2002). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Holding’s annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II)   Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date.  Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share) at December 31,  2004 and 2003, are presented below:

	2004		2003 (*)

	Common Shares	Preferred Shares	Common Shares	Preferred Shares

Acquisitions in the period
Minimum Cost	221.18	225.69	150.30	150.30
Weighted Average Cost	282.63	253.62	196.38	229.37
Maximum Cost	347.50	281.46	226.61	231.23

Balance of treasury shares
Average Cost	285.40	203.10	210.03	157.45
Quoted Market Value of shares in BOVESPA (Sao Paulo Stock Exchange) at December 31	350.00	399.00	252.50	287.00

(*) After giving retroactive effect to the reverse-split of shares (Note 19a).

III)   Additional paid-in capital

Additional paid-in capital corresponds to compensation expense to be recognized under the stock option plan (see Note 26), to the difference between the fair value of the stock issued in relation to the acquisition of Itaú BBA and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes.

b)   Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by decision of the stockholders:

I)   Legal reserve

Under Brazilian corporate law, Itaú Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

II)    Statutory reserves

        The three statutory reserves are the following:

•

Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining a payment flow to shareholders. The reserve is constituted with:

(a) up to 50% of net income for the fiscal year;
(b) up to 100% of revaluation reserves in the statutory books that have been realized; and
(c) up to 100% of the amount of adjustments to previous years recorded directly in stockholders’ equity in the statutory books, and is reduced by the amounts of anticipated dividends

The reserve is limited to 40% of capital stock in the statutory books.

•

Reinforcement for Working Capital Reserve - This reserve has the purpose of reserving resources for the operations of Itaú Holding. It is constituted with up to 20% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

•

Reserve for Increase in Participating Companies - The purpose of the reserve is to reserve resources to exercise the right of first refusal in capital increases on companies on which we have an interest. Is constituted with up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

III)  Capital reserve – Premium on subscription of shares

This reserve was established in the process of the corporate reorganization in which Banco Itaú became a wholly-owned subsidiary of Itaú Holding. The reserve was created upon the reorganization for an amount equal to  the difference between the increase in capital stock of  Itaú Holding  resulting from the reorganization and stockholders´ equity of Banco Itaú  (according to the financial statements in accordance with Corporate Law) at the moment of the reorganization.

IV)  Tax incentive reserve

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

V)   Unrealized income

This reserve represents income recorded for accounting purposes in the stand-alone statutory financial statements of Itaú Holding, as equity in the earnings of unconsolidated investments, which has not yet been received in cash.

The realization of this reserve will occur when such investments are sold, or through dividends received. When realized, the amounts are transferred to unnapropriated retained earnings and are included in the calculation basis of the minimum compulsory dividend, in accordance with Brazilian corporate law and CVM rules.

c)   Unappropriated retained earnings

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory records of Itaú Holding is transferred to the reserves described above.

Retained earnings available for distribution in Itaú Holding’s statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 2,067 and R$ 457 at December 31, 2004 and 2003, respectively.

NOTE 20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follow for the years indicated. All information in this note has been retroactively restated to give effect to the reverse stock split approved on 04/28/2004:

	2004	2003	2002

Earnings per share and earnings per share - Basic
Net income attributable to common and preferred stockholders
Net income	4,634	3,281	2,828
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(29)	(29)	(27)
Sub-total	4,605	3,252	2,801
amount per share equal to the minimum dividend payable to preferred stockholders	(33)	(34)	(34)
Sub-total	4,572	3,218	2,767
Undistributed income to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	2,443	1,734	1,542
To preferred stockholders	2,129	1,484	1,225
Total net income available to common stockholders	2,476	1,768	1,576
Total net income available to preferred stockholders	2,158	1,513	1,252
Weighted-average outstanding shares
Common shares	60,674,695	61,307,036	62,093,148
Preferred shares	52,871,259	52,493,007	49,290,289
Earnings per share - in R$
Common shares	40.81	28.83	25.39
Preferred shares	40.81	28.83	25.39

	2004	2003	2002

Earnings per share and earnings per share - Diluted
Net income attributable to common and preferred stockholders
Net income available to preferred stockholders	2,158	1,513	1,252
Minimum dividend on incremental preferred shares	7	6	7
Net income available to preferred stockholders considering incremental preferred shares	2,165	1,519	1,259
Net income available to common stockholders	2,476	1,768	1,576
Minimum dividend on incremental preferred shares	(7)	(6)	(7)
Net income available to common stockholders considering incremental preferred shares	2,469	1,762	1,569
Adjusted weighted-average shares
Common shares	60,674,695	61,307,036	62,093,148
Preferred shares (weighted average)	53,177,560	52,901,064	49,759,710
Preferred shares	52,871,259	52,493,007	49,290,289
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	306,301	408,057	469,421
Diluted earnings per share - in R$
Common shares	40.70	28.73	25.28
Preferred shares	40.70	28.73	25.28

Potentially anti-dilutive shares at December 31, 2004 and 2003, which have been excluded from the diluted earnings per share calculation totaled 525,161 and 2,076 preferred shares, respectively.

The following table presents the per share amount of extraordinary item and of cumulative effect of change in accounting principle:

	2004	2003	2002

Earnings per share - Basic (common and preferred shares)

Net income before extraordinary item	40.80	28.83	25.31

Extraordinary item	0.01
Cumulative effect of change in accounting principle			0.08

Net income	40.81	28.83	25.39

Earnings per share - Diluted (common and preferred shares)

Net income before extraordinary item	40.69	28.73	25.20

Extraordinary item	0.01
Cumulative effect of change in accounting principle			0.08

Net income	40.70	28.73	25.28

NOTE 21 - TAXES ON INCOME

Itaú Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2004	2003	2002

Federal income tax	25	25	25
Social contribution on net income	9	9	9

Composite rate	34	34	34

The amounts reported as income tax expense  in the consolidated financial statements are reconciled to the statutory rates as follows:

	2004	2003	2002

Income before taxes	6,348	4,780	2,776
Equity in earnings of unconsolidated companies, net	(299)	(329)	(335)
Tax basis	6,049	4,451	2,441
Tax expense at statutory rates	(2,057)	(1,513)	(830)
Non-taxable (deductible) exchange gains (losses) on foreign subsidiaries	(1)	(198)	214
Non-deductible expenses	(57)	(47)	(5)
Amortization of goodwill and other intangible assets deductible only for social contribution purposes	—	(6)	(11)
Non-taxable dividends on companies recorded at cost	6	7	3
Tax benefit on realization of tax-deductible goodwill in excess of carrying amount of goodwill and other intangible assets	—	—	338
Net tax benefit on interest on stockholders’ equity paid	469	384	284
Other permanent differences	(33)	(107)	68

Income tax income (expense)	(1,673)	(1,480)	61

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2004	2003

Deferred tax assets	3,500	3,816
Provisions not currently deductible:
Allowance for loan and lease losses	1,141	1,359
Other provisions	1,005	1,101
Tax loss carryforwards	698	806
Other temporary differences	837	550
Valuation allowance	(181)	—
Deferred tax liabilities	746	692
Temporary differences relative to leasing operations	350	224
Other temporary differences	396	468

Net deferred tax asset, included in Other Assets	2,754	3,124

NOTE 22 - FEE AND COMMISSION INCOME

	2004	2003	2002

Fees charged on checking accounts services	2,553	2,004	1,818
Asset management fees	1,334	1,252	1,055
Collection fees	357	311	294
Credit card fees	418	343	316
Other	392	376	141

TOTAL	5,054	4,286	3,624

NOTE 23 - ADMINISTRATIVE EXPENSES

	2004	2003	2002

External administrative services	700	615	408
Technology expenses	460	454	364
Communication expenses	326	332	272
Banking and brokerage fees	306	283	259
Credit card outsourced processing fees	201	195	220
Office and technology supplies	135	135	128
Advertising expenses	171	163	174
Other marketing expenses	60	56	46
Transportation costs	183	187	182
Utilities	113	104	87
Lease expenses	223	202	174
Maintenance and security expenses	303	305	274
Traveling expenses	42	36	41
Other	245	279	193

TOTAL	3,468	3,346	2,822

NOTE 24 - OTHER NON INTEREST INCOME AND EXPENSES

a) Other non-interest income

	2004	2003	2002

Gains on sale of leased assets for which options were not exercised by the lessee	175	163	160
Reimbursement in conection with acquisitions	170	—	—
Reversal of uncollectibility provision of fees due by INSS (1)	135	—	25
Revenue on our agreement with Telefónica (Note 31)	92	92	92
Indexation charges of prepaid taxes	80	95	113
Indexation charges of restricted escrow deposits	67	139	176
Recovery of expenses	64	51	40
Exchange gains on non-interest bearing assets and liabilities	42	114	15
Gains on sale of foreclosed assets, premises and equipment and investments	26	115	238
Indexation charges of other assets	20	170	120
Gain as result of modified terms under the agreement with AOLA (Note 2 y)	—	—	289
Other	249	203	190

TOTAL	1,120	1,142	1,458

(1) By recognizing a full provision on amounts due by Instituto Nacional de Securidade Social (“INSS”) we were effectively recognizing on a cash basis fees due to us by INSS for us acting as payment agent for pensioners of INSS since INSS was not paying us or other banks on a regular basis. On December 30, 2004 the federal government assumed the debt of INSS and commited to issue government securities to settle such debt. We are recognizing at December 31, 2004 as a receivable the estimated fair value of the securities to be issued by the federal government.

b) Other non-interest expenses

	2004	2003	2002

Taxes on services, on revenue and other taxes	1,293	1,035	944
Litigation (Note 29 b)	812	951	857
Contributions to the Credit Guarantee Fund	91	89	78
Losses with third-party frauds	89	116	108
Credit card related expenses	69	41	58
Loss on sale of foreclosed assets, premises and equipment and investments	62	150	279
Reimbursement in conection with acquisitions	46	—	—
Monetary and exchange (gains) losses of non-interest bearing assets and liabilities	7	(28)	31
Other than temporary impairment on available for sale securities	3	38	605
Other	179	352	228

TOTAL	2,651	2,744	3,188

Some of our assets and liabilities recorded in Other assets and Other liabilities are subject to monetary correction based on specific inflation indexes. We recognize in Other Non-Interest Income or Other Non-Interest Expense, as appropriate, the effect of the monetary correction necessary to present such assets and liabilities as of each balance sheet date at its monetary corrected amount.

NOTE 25 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Banco Itaú Holding and certain of its subsidiaries sponsor nine defined-benefit plans all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all the full-time employees hired up to July 31, 2002 of Banco Itaú S.A and of Itauseg in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of the following subsidiaries acquired: Banco Francês e Brasileiro S.A., Bemge (two plans),  Banestado and BEG. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Previdência e Seguros S.A. During 2004, contributions to this defined contribution plan were R$ 2 (R$ 1, in 2003).

In accordance with the terms of the auctions of BEG and Banestado, we are required to maintain the benefits granted by the pension and health plans existing as of the acquisition date, for a period at least of 24 and 18 months, respectively.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to the eligible employees, and held independently of Banco Itaú. Such funds are held by independent legal entities as detailed below:

Defined benefit plan	Independent holder of the plan assets

PAC	Fundação Itaubanco
Franprev	Fundação Itaubanco
Fasbemge 002	Fundação Itaubanco
Fasbemge ACMV	Fundação Itaubanco
Funbep Plano I	Funbep Fundo de Pensão Multipatrocinado
Funbep Plano II	Funbep Fundo de Pensão Multipatrocinado
Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano Itaulam Básico	Fundação Itaubanco as from December 1, 2003 (1)
Plano Itaulam Suplementar	Fundação Itaubanco as from December 1, 2003 (1)

(1) Management of the plan before this date was carried out by Sociedade de Previdência Privada - PREVILLOYDS.

Contributions are made by Banco Itaú and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of the “PAC” plan which is funded exclusively by Banco Itaú and certain of its subsidiaries. At December 31, 2004, contributions by Banco Itaú and its subsidiaries to the different plans range from 0.10% to 13.87% of the payroll related to the participants, and the participant employees contribute amounts of up to 9.20% of their salaries.

Assets are allocated in order to maintain a long-term equilibrium between the return of those assets and the obligations arising from the defined-benefit plans, aiming to exceed the annual actuarial targets established by Brazilian regulation for defined benefit plans.

The defined-benefit plans return rates and the target allocation are defined in a monthly committee, which follows a three-step decision process. First, the macro-economic scenarios are defined, based on economic expectations and in inflation-targeting models. Second, based on the defined macro-economic scenarios, the committee projects several risk factors, such as fixed and variable interest rates, exchange rates, BOVESPA index evolution and others. These projections are used to calculate the expected return for the assets, during an investment horizon period of three months. The expected return is constantly monitored and revised when necessary. Finally, in the third step is processed the optimization model that controls the uncertainty of the defined expectations and sets the border-line of each plan. Based on these border-lines and in the current portfolio of the plan assets, new target allocations are established.

The pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 by asset category are as follows:

Asset category	Target allocation for 2005	Percentage of plan assets

		2004	2003

Debt securities	46.0% - 100.0%	86.48%	87.20%
Equity securities	0.0% - 30.0%	8.58%	7.70%
Real estate	0.0% - 14.0%	4.71%	4.80%
Other	0.0% - 10.0%	0.23%	0.30%
At the year end		100.00%	100.00%

No curtailment, settlement or termination of the benefits of the plans has occurred during the years ended December 31, 2004, 2003 and 2002.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in the balance sheet of Itaú Holding, calculated according to SFAS 87, are as follows:

	2004	2003	2002

(I) Projected benefit obligation
At the beginning of the year	5,741	4,946	4,493
Service cost	144	140	142
Benefits paid	(281)	(245)	(203)
Interest cost	575	494	443
Administrative expenses	(1)	(2)	(2)
Actuarial loss (gain)	407	644	73
Plan amendments	28	(238)	—
Transfer from multiemployer plan		2	—
At the end of the year	6,613	5,741	4,946
(II) Plan assets at market value
At the beginning of the year	6,694	5,317	4,602
Contributions received
Employer	21	30	32
Employees	9	9	10
Administrative expenses	(1)	(2)	(2)
Return on plan assets	1,573	1,580	878
Benefits paid	(281)	(245)	(203)
Transfer from multiemployer plan		5	—
At the end of the year	8,015	6,694	5,317
(III) Funded status
Excess of plan assets over projected benefit obligation	1,402	953	371
Unrecognized net (gain) loss, net	(1,413)	(1,116)	(587)

(Prepaid pension benefit) Accrued pension benefit, net	(11)	(163)	(216)

The effect presented under plan amendments corresponds:

•

During the year 2004, to a change in the pension plan managed by Funbep - Fundo de Pensão Multipatrocinado, resulting from the change in the formula used to calculate the benefits, which determined an increase of R$28 in the projected benefit obligation;

•

In 2003, the effect corresponds to: (a) a negative plan amendment in the pension plan administered by PAC resulting in a decrease in projected benefit obligation of R$264 which resulted from: (i) changes in the formula used to compute the benefits to the participants which reduces the expected future payments, and (ii) a change by which participants no longer need to be retired under the government retirement plan to receive pension under the pension plan sponsored by Banco Itaú which reduces the expected age of retirement, and (b) a plan amendment in the pension plan administered by Funbep – Fundo de Pensão Multipatrocinado resulting from a change in the formula used to compute the benefits which determined an increase of R$26 in the projected benefit obligation.

At December 31, 2004 and 2003, in two plans, the projected benefit obligations exceeded the related plan assets. At December 31, 2004, the projected benefit obligations and the aggregated plan assets of those plans amounted to R$ 2,603 (R$ 2,325 at December 31, 2003) and R$ 2,362 (R$ 1,949 at December 31, 2003), respectively.

The net periodic pension cost, as defined under SFAS 87, includes the following elements:

	2004	2003	2002

Service cost	144	140	142
Interest cost	575	494	443
Expected return on plan assets	(809)	(643)	(587)
Amortization of (gain) loss	(34)	(5)	(5)
Employee contributions	(9)	(9)	(10)

Net periodic pension benefit	(133)	(23)	(17)

The accumulated benefit obligation of the plans under SFAS 87 is R$5,789, R$4,976 and R$4,235 in the years ended December 31, 2004, 2003 and 2002, respectively.

We expect to contribute R$19 to the pension plans sponsored by us in 2005.

The following table shows the annually estimated benefit payments from 2005 to 2009 and the estimated payments on an agregated basis from 2010 to 2014.

Period	Estimated Payment

2005	240
2006	250
2007	261
2008	273
2009	286
2010 to 2014	1,672

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a.

	2004	2003	2002

Discount rate for determining projected benefit obligation	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employee)	4% to 7.1%	4% to 7.1%	4 %to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Holding and its subsidiaries included in plan assets amounted to R$ 306, R$ 225 and R$ 146 as of December 31, 2004, 2003 and 2002, respectively. The unfunded accumulated projected benefit obligation related to the health-care post-retirement benefits amount to R$ 56, R$ 50 and R$ 53 as of December 31, 2004, 2003 and 2002, respectively.

NOTE 26 - STOCK-BASED COMPENSATION

The Extraordinary General Meeting of stockholders held on April 24, 1995, approved the Plan for Granting Stock Options (“Stock Option Plan”). Under the terms of the Stock Option Plan grantees have the right to acquire one share of Itaú Holding per option granted at a price established at the date of grant of the option, which is subsequently adjusted in accordance with a pre-defined formula based on the change in an inflation index. Options granted may be exercised after a vesting period of between one and five years and may be exercised up to ten years after granted with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2004, all options issued were granted to members of management of Itaú Holding and its subsidiaries.

Changes in options are summarized in the following table:

	Quantity of options (1)			Weighted average exercise price

	2004	2003	2002	2004	2003	2002

Options outstanding at the beginning of the year	2,493,150	2,625,590	2,572,500	182.30	152.20	106.91
Options granted	542,945	553,400	561,150	229.25	140.94	163.45
Options exercised	(502,500)	(679,540)	(483,360)	129.87	110.62	69.17
Options cancelled	(71,330)	(6,300)	(24,700)	215.78	155.92	146.84
Options outstanding at the end of the year	2,462,265	2,493,150	2,625,590	227.94	182.30	152.20
Options exercisable as of year-end	43,500	60,000	588,500	121.33	94.64	87.56

(1) Quantity of options outstanding were restated taking into consideration the reverse-split of shares approved on April 28, 2004 (Note 19a).

During the year ended December 31, 2004 all options were granted at an exercise price below the market price of the shares of Itaú Holding on the date of grant.

The main conditions of options outstanding as of December 31, 2004 are as follows:

Exercise price - in R$	Quantity of options	Remaining term period (in years)

112.75	25,000	1 year
132.92	18,500	2 years
202.90	423,950	3 years
262.96	486,850	4 years
261.69	27,000	4 years
250.78	488,850	5 years
249.26	15,250	5 years
169.81	468,400	6 years
169.93	16,750	6 years
256.67	491,715	7 years

	2,462,265

Compensation expense related to the Stock Option Plan amounted to R$ 165 and R$ 153 for the years ended December 31, 2004 and 2003, respectively.

During 2002 as a result of the decrease in the quoted market price of our preferred shares, we recognized in the consolidated statement of income a reversal of compensation of R$ 4.

Itaú Holding has calculated the pro forma effects of accounting for the Stock Option Plan in accordance with SFAS 123 on the basis of the fair value based accounting method as presented in Note 2s.The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2004 and 2003 at R$ 117.10 and R$ 70.09 per share using the binomial option-pricing model, respectively, based on weighted average assumptions for December 31, 2004 and 2003,  which are presented below:

•	weighted historic volatility of 29.3% and 30.2%;

•	expected dividend yield of 3.5% and 3.5%;

•	annual risk-free interest rate of 8.3% and 10%;

•	expected average total lives of five and seven years.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value

	2004	2003	2004	2003

Financial assets
Assets for which fair value approximates carrying value	30,889	29,387	30,889	29,387
Interest-bearing deposits in banks	14,557	13,779	14,570	13,789
Securities available for sale	8,013	9,445	8,013	9,445
Securities held-to-maturity	3,483	3,532	3,703	3,674
Loans and leases, net of provision for loan and lease losses	39,871	32,168	40,119	32,487
Financial liabilities
Liabilities for which fair value approximates carrying value	36,782	33,999	36,782	33,999
Interest-bearing deposits	27,536	23,922	27,577	23,967
Long-term debt	14,739	15,112	14,570	14,977
Off-balance sheet financial instruments
Commitments to extend credit	—	—	90	71
Standby letters of credit and guarantees	—	—	10	35

The methods and assumptions to estimate the fair value are set forth below:

a)     Cash and due from banks,  securities purchased under resale agreements and federal funds sold, Central Bank compulsory deposits, and trading assets including derivatives - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

Fair values of trading assets, which also are the amounts recognized in the balance sheet, are based on quoted market prices when available, or quoted market prices for similar instruments.

b)     Interest- bearing deposits in banks - We estimated the fair value of interest-bearing deposits in banks discounting estimated cash flows using rates ruling for such instruments as of the respective balance sheet date.

c)     Available for sale securities - Fair values of available for sale securities are based on quoted market prices when available, or quoted market prices for similar instruments. Fair value of available for sale securities equals the carrying amount of such securities except for restricted stock, which is carried in the balance sheet at cost. See Note 7 for further details regarding the amortized cost and fair values of securities available for sale.

d)     Held-to-maturity securities - Fair values of held-to-maturity securities are based on quoted market prices when available, or quoted market prices for similar instruments. Held-to-maturity securities are carried at amortized cost. See Note 8 for further details regarding the amortized cost and fair values of securities held to maturity.

e)     Loans and leases - Fair values were estimated for groups of loans with similar financial and risk characteristics. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans. For most variable-rate loans, the carrying amounts were considered to approximate fair value.

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

f)     Non-interest bearing deposits, Investment Contracts, Securities sold under repurchase agreements and federal funds purchased, and Short-term borrowing - The fair value disclosed for demand deposits is, by SFAS 107 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of federal funds purchased and securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

g)     Interest- bearing deposits - Fair value for time deposits with variable rates was considered to approximate carrying value. Fair value for time deposits with fixed rates was estimated using a discounted cash flow calculation that applies interest rates offered by us at the respective balance sheet date.

h)     Long-term debt - Fair value of long-term debt was estimated using a discounted cash flow that applies interest rates offered in the market for similar instruments.

i)     Off-balance sheet financial instruments - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit  and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets or other liabilities as described in Note 2.f and presented in Note 6 and 18. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

NOTE 28 – OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

a)     Derivatives

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

Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or equity instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

The market and credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates, foreign exchange rates, commodity quotations, quoted market prices of equity instruments, or other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility.

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 943 and R$ 537 at December 31, 2004 and 2003, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 187 and R$ 63 at December 31, 2004 and 2003, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management’s assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

	Notional amounts		Carrying value asset (liability)

	2004	2003	2004	2003

Interest rate products
Future contracts
Purchase commitments	7,948	16,572	(7)	31
Sale commitments	24,929	13,223	35	(103)
Swap agreements	17,699	17,005	817	285
Options
Purchased	3,465	3,797	34	4
Written	6,833	2,612	(14)	(5)
Forward contracts
Purchase commitments	2,401	1,102	22	—
Sale commitments	32	38	(7)	—
Foreign exchange products
Future contracts
Purchase commitments	2,130	2,273	2	9
Sale commitments	3,486	3,447	7	(9)
Swap agreements	3,989	7,139	(243)	238
Options
Purchased	9,973	3,624	139	35
Written	11,094	4,657	(238)	(38)
Forward contracts
Purchase commitments	605	1,902	21	206
Sale commitments	945	846	(12)	(173)
Commodities
Future contracts
Purchase commitments	9	18	—	—
Sale commitments	5	10	—	—
Swap agreements	13	—	1	—
Options
Purchased	6	43	—	1
Written	6	44	—	(1)
Equity products
Options
Purchased	123	141	9	20
Written	166	74	(5)	(17)
Forward contracts
Purchase commitments	—	—	155	132
Other (1)
Future contracts
Purchase commitments	14,634	191	—	—
Sale commitments	8,335	545	(1)	(3)
Swap agreements	3,758	3,665	39	(52)
Options
Purchased	965	622	5	3
Written	529	357	(3)	(2)
Forward contracts
Purchase commitments	13	—	—	1
Sale commitments	—	—	—	(5)

(1) Primarily inflation indexes.

The resulting receivables/payables are included in “Trading assets “ and “Other liabilities”, respectively.

b)     Credit-related financial instruments

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

The following table summarizes the contract amounts relating to credit-related financial instruments at December 31, 2004 and 2003.

	2004	2003

Commitments to extend credit	27,417	21,209
Standby letters of credit	24	254
Guarantees	5,741	5,802

Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Standby letters of credit and guarantees are conditional commitments issued by Itau Holding generally to guarantee the performance of a customer to a third party in borrowing arrangements.

c)     Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

	2004		2003

	Contract amount	Carrying value	Contract amount	Carrying value

Standby letters of credit (a)	24	—	254	1
Guarantees (a)	5,741	10	5,802	34
Written put options (b)	4,539	215	1,888	17

a) Standby letters of credit and guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itau Holding typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Itau Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies” .

b) Written put options to which Itau Holding is a counterparty meet the characteristics of a guarantee under FIN 45 and are recorded on the consolidated balance sheet at fair value. Written put options require Itau Holding to purchase assets from the option holder at a specified price by a specified date in the future.

In connection with issuing securities to investors, Itaú Holding may enter into contractual arrangements with third parties that may require it to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. Itaú Holding may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by Itaú Holding prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against Itaú Holding that have not yet occurred.

In the ordinary course of its business, Itaú Holding enters into contracts that contain indemnification provisions. These provisions require Itaú Holding to make payments to another party in the event that certain events occur. Many of these provisions call for Itaú Holding to indemnify the other party against loss in the event that Itaú Holding fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure.

NOTE 29 – COMMITMENTS AND CONTINGENT LIABILITIES

a)     Assets Under Management

Itaú Holding offers, manages and administers a broad range of investment funds and provides portfolio management service for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to the CVM for approval and each fund is regulated as to the type of investments which may be made. Total net assets under management amounted to R$ 99,226 and R$ 80,184 at December 31, 2004 and 2003, respectively.

Portfolio management carried out by Itaú Holding on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters. Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by Itaú Holding as manager of the relevant investment fund or portfolio, we earn brokerage fees for transactions carried out in respect of the fund and portfolio assets.

b)     Litigation

Itaú Holding and its subsidiaries are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, like many other banks in Brazil, Itaú Holding and its subsidiaries and affiliates are defendants in various lawsuits brought by customers, seeking indemnification for damages, as well as by accountholders disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them imposed by such plans as well as by dismissed employees disputing several matters. Based upon the advice of legal counsel, management believes that an unfavorable outcome in any or all of these actions will not have a material effect on our consolidated financial condition or results of operations. We have also provided for taxes on which we are contesting in court the position of the federal, state or municipal government based on grounds of illegality or unconstitutionality.

Total provisions recorded for probable losses and for taxes on which we are contesting the government position were R$ 3,952, R$ 3,478 and R$ 2,723 as of December 31, 2004, 2003 and 2002 and the movements in such provisions for the years ended on such dates is shown below:

	2004	2003	2002

At the beginning of the year	3,478	2,723	2,988
Business combinations	35	113	339
Provisions	1,028	1,160	1,534
Provisions no-longer required	(216)	(209)	(677)
Payments	(373)	(309)	(1,461)

At the end of the year	3,952	3,478	2,723

During the year ended December 31, 2004 we charged to expense an amount of R$ 1,028 for such provisions which includes the legally required interest of the amounts provided for, which amounted to about R$ 170.

c)     Other Commitments

Itaú Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Future minimum payments required under operating and capital leases and under our agreement with Telefónica, with initial and remaining non-cancelable lease terms in excess of one year as of December 31, 2004, were as follows:

2005	406
2006	230
2007	141
2008	112
2009	90
Thereafter	467

Total minimum payments required	1,446

Payments under our agreement with Telefonica are based on our current estimate of services to be acquired and do not include the penalty we might be required to pay if we cancel the agreement.

Total rental expense was R$ 223, R$ 202 and R$ 174 for the years ended December 31, 2004, 2003, and 2002.

NOTE 30 – REGULATORY MATTERS

Itaú Holding is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basle Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, private retirement plans and capitalization operations.

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

In accordance with Central Bank rules, banks could calculate compliance with the minimum requirement on the financial institutions consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Holding  regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

The following table presents as of December 31, 2004 and 2003 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	Financial institution consolidation (partial)		Full Consolidation

	2004	2003	2004	2003

Regulatory capital
Tier I	15,968	12,791	15,834	12,657
Tier II	3,971	4,526	3,972	4,528
Other deductions required by Brazilian Central Bank	(2,187)	(1,782)	(2,186)	(1,782)
Total	17,752	15,535	17,620	15,403
Minimum regulatory capital required	9,025	7,913	9,427	8,575
Capital to risk-weighted assets ratio - %	21.6	21.6	20.6	19.8
Excess of regulatory capital over minimum regulatory capital required	8,727	7,622	8,193	6,828

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Holding to 50% of the stockholders’ equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2004 and 2003 our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Financial institution consolidation (partial)		Full consolidation

	2004	2003	2004	2003

Our fixed assets ratio - %	46.5	46.7	27.4	25.0
Capital excess in relation to fixed assets ratio	704	571	4,473	4,279

NOTE 31 – AGREEMENT WITH TELEFONICA S.A.

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

The amount of fees that we pay to Galaxia depends on the type and quantity of services we acquire and on the prices charged by Galaxia to us. We are committed to acquire monthly, as a minimum, a specific quantity and type of services. The amount of penalty we will be liable for, if we cancel the agreement before the five-year period is computed as a contractually established percentage of the present value of the average monthly fee payments (computed based on the prior three months) that would be due to Galaxia from the date of cancellation until the 60th month of the agreement. The contractually established percentage applicable during the first year of the agreement is 80% and is reduced by 10% every year until reaching 40% during the fifth year.

In accordance with SEC Staff Accounting Bulletin (“SAB”) Nº. 104. “Revenue Recognition”, we are recognizing the gain of R$ 458, resulting from the increase in the carrying value of our investment in Figueira as result of the transaction with Telefonica, over the five-year period during  which we are subject to penalties in the event of canceling the service agreement we entered into with Galaxia. SAB Nº. 104 requires that up-front non-refundable amounts should be assessed as an integrated package with continuing performance obligations and should be recognized in income, even if non-refundable, as performance obligations are met.

NOTE 32 – BUSINESS SEGMENT INFORMATION

Up to December 31, 2002 we operated our business in four business segments: banking ; insurance, private retirement plans and capitalization plans; credit cards, and asset management and investor services. As the result of the acquisition of Itaú BBA we have redefined our segments and we operate in five business segments. Itaú BBA constitutes a separate segment and Banco Itaú continues to have the four segments previously used.

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

Our products and services are focused on automobile, life, and property and casualty insurance. Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity . We provide such services mainly through Itauprev and Ciacap, respectively.

Itaú - Credit cards

Considering the specific characteristics of credit cards, we manage this business as a specific segment.

We provide traditional credit card services using different nameplates to our customers through our consolidated subsidiary, Itaucard Financeira S.A., Crédito, Financiamento e Investimento, and through our equity investee company Credicard Banco S.A.

Itaú - Asset management and investor services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services.

Services are provided by the banks operating in the banking segment and certain specialized companies, mainly Itaú Corretora de Valores S.A.

Itaú - BBA

Our Itaú BBA segment is responsible for serving corporate customers and manages a majority of the loan portfolio by amounts of Itaú Holding. Itaú BBA has a specialized structure which has focused on serving complex needs of big corporations. This segment provides services also outside Brazil mostly limited to serve needs of our Brazilian clients with operations abroad.

For purposes of comparability, the segment information for the year ended December 31, 2003 has been restated to reflect the new criteria of capital allocation adopted in 2004 described below. Information to restate the segment information for the year ended December 31, 2002 is not available and, as such, the information is presented following the criteria previously used. The following segment information was compiled based on reports used by senior management to evaluate the segment performance and to make decisions as to the allocation of resources for investment and other purposes.

Our top management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following accounting practices adopted in Brazil.

2004

	Banco Itaú

	Banking	Credit Cards	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Consolidated

Net interest income	7,235	1,343	485		9,063
Provision for loan and lease losses	(997)	(143)			(1,140)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	90		691		781
Fee and commission income	3,219	1,170	116	1,357	5,862
Transfer to banking - revenues for branches selling mutual funds	681			(681)	—
Non-Interest Expenses(*)	(5,903)	(1,483)	(617)	(372)	(8,375)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries
Trading income (losses)
Net gain (loss) on sale of available-for-sale securities
Net gain on foreign currency transactions
Tax expenses for ISS, PIS and Cofins	(695)	(152)	(92)	(68)	(1,007)
Other non-interest income	164	42	18		224
Income before taxes and minority interest	3,794	777	601	236	5,408
Taxes on income	(1,166)	(223)	(141)	(80)	(1,610)
Extraordinary income (**)					—
Profit sharing	(244)	(11)	(9)	(31)	(295)
Minority interest
Net income	2,384	543	451	125	3,503
Identifiable assets (***)	91,911	7,160	13,488	—	109,983

2004

	Itaú BBA	Corporation
			Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP

Net interest income	1,403	662	11,128	(1,973)	9,155
Provision for loan and lease losses	213		(927)	60	(867)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net			781	(880)	(99)
Fee and commission income	306	(4)	6,164	(1,110)	5,054
Transfer to banking - revenues for branches selling mutual funds			—	—
Non-Interest Expenses (*)	(622)	(19)	(9,016)	(1,261)	(10,277)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries		79	79	218	297
Trading income (losses)				1,726	1,726
Net gain (loss) on sale of available-for-sale securities				217	217
Net gain on foreign currency transactions				22	22
Tax expenses for ISS, PIS and Cofins	(91)	(86)	(1,184)	1,184
Other non-interest income	94	26	344	776	1,120
Income before taxes and minority interest	1,303	658	7,369	(1,021)	6,348
Taxes on income	(416)	(65)	(2,091)	418	(1,673)
Extraordinary income (**)	—	(1,094)	(1,094)	1,096	2
Profit sharing	(59)	(3)	(357)	357
Minority interest		(52)	(52)	9	(43)
Net income	828	(556)	3,775	859	4,634
Identifiable assets (***)	34,488	6,597	130,339	(14,726)	115,613

(*) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(**) Corresponds to:

(a) full amortization of goodwill on the strategic agreement with CBD, on the increase of interest in Credicard Banco, on the acquisistion of Orbitall and on the acquisition of Intercap Promotora de Vendas, in a total amount of (R$ 1.280) which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(b) tax benefit amounting to R$ 55 on the deductibility, for tax purposes, of goodwill on acquisitions and partnership agreements in 2004; in the US GAAP financial information, the tax benefit is aplied first to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the reminder, if any, is recognized as benefit under “Tax on Income”;

(c) gains obtained in favourable decisions in administrative/judicial lawsuits, realization of tax benefits on interest from long term debts obtained abroad, gains for guarantees in our favor in acquired ownership interests and other effects, totalling R$131, which in the financial information have been classified in the appropriate line of the consolidated statement of income.

(***) The consolidated segment do not represent the total amount of each segment due to intercompany transactions which were eliminated in the consolidated financial statements

2003

	Banco Itaú

	Banking	Credit Cards	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Consolidated

Net interest income	6,568	1,331	624		8,523
Provision for loan and lease losses	(928)	(196)			(1,124)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	101		646		747
Fee and commission income	2,525	976	55	1,297	4,853
Transfer to banking - revenues for branches selling mutual funds	648			(648)	—
Non-Interest Expenses (*)	(6,092)	(1,170)	(632)	(361)	(8,255)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries
Trading income (losses)
Net gain (loss) on sale of available-for-sale securities
Net gain on foreign currency transactions
Tax expenses for ISS, PIS and Cofins	(535)	(141)	(75)	(55)	(806)
Other non-interest income	111	4	24		139
Income before taxes and minority interest	2,398	804	642	233	4,077
Taxes on income	(609)	(254)	(166)	(79)	(1,108)
Extraordinary income (**)					—
Profit sharing	(185)	(10)	(10)	(27)	(232)
Minority interest
Net income	1,604	540	466	127	2,737
Identifiable assets (***)	81,638	4,579	10,322		94,641

2003

	Itaú BBA	Corporation
			Consolidated segments on a managment reporting basis
				Adjustments and Reclassifications	Consolidated US GAAP

Net interest income	1,989	349	10,861	(1,413)	9,448
Provision for loan and lease losses	(513)		(1,637)	(58)	(1,695)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net			747	(278)	469
Fee and commission income	270	(3)	5,120	(834)	4,286
Transfer to banking - revenues for branches selling mutual funds			—	—
Non-Interest Expenses (*)	(503)	(12)	(8,770)	(1,458)	(10,228)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries		25	25	(277)	(252)
Trading income (losses)				1,020	1,020
Net gain (loss) on sale of available-for-sale securities				483	483
Net gain on foreign currency transactions				107	107
Tax expenses for ISS, PIS and Cofins	(61)	(48)	(915)	915
Other non-interest income	38	(1)	176	966	1,142
Income before taxes and minority interest	1,220	310	5,607	(827)	4,780
Taxes on income	(410)	(68)	(1,586)	106	(1,480)
Extraordinary income (**)		(565)	(565)	565
Profit sharing	(61)	(2)	(295)	295
Minority interest		(9)	(9)	(10)	(19)
Net income	749	(334)	3,152	129	3,281
Identifiable assets (***)	30,490	5,438	118,738	(14,541)	104,197

(*) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(**) Corresponds to:

(a) full amortization of goodwill on the acquisition of the Banco Fiat, AGF Vida e Previdência S.A. and minority interests in banks acquired in prior years amounting to (R$ 571) which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(b)  tax benefit amounting to R$ 535 on the deductibility, for tax purposes, of the realization of goodwill on several entities acquired in previous years and in 2003; in the US GAAP financial information the tax benefit is applied fist to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the remainder, if any, is recognized as benefit under “Taxes on Income”;

(c) a impairment charge on our investment in AOLA amounting to (R$ 213) which in the US GAAP financial information was recorded in 2002 and for a different amount as result of the different criteria followed to account for such investment;

(d) depreciation expense of (R$ 138) corresponding to the write-off of existing equipment with small residual value; in the US GAAP financial information we have not written them off and continue to be amortized over its remaining useful life;

(e) provision for loan losses amounting to (R$ 66) resulting from standardizing rating of customers for loans granted by Itaú-BBA and Banco Fiat; in the US GAAP financial information impact from standardizing rating, if any, is presented as part of the provision for loan losses;

(f) other provisions amounting to (R$ 112) which in the US GAAP financial information have been classified to the appropriate lines of the consolidated statement of income.
(***) The consolidated segment do not represent the total amount of each segment due to intercompany transactions which were eliminated in the consoldiated financial statements.

2002

	Banco Itaú

	Banking	Credit Cards	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Corporation

Net interest income	7,737	1,071	387
Provision for loan and lease losses	(1,764)	(327)
Income from insurance premiums, income on private retirement plans and on capitalization plans	73		577
Fee and commission income	2,366	921	7	1,031
Transfer to banking - revenues for branches selling mutual funds	474			(474)
Salaries and employee benefits, administrative expenses, depreciation of premises and equipment and amortization and impairment of Intangible assets	(5,421)	(989)	(456)	(242)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	477
Trading income (losses)
Net gain (loss) on sale of available-for-sale securities
Net gain on foreign currency transactions
Tax expenses and other income and expenses, net	(1,057)	(243)	(116)	(31)	(1)
Income before taxes and minority interest	2,885	433	399	284	(1)
Taxes on income	(448)	(148)	(135)	(95)	351
Extraordinary income (*)					(703)
Profit sharing	(161)	(7)	(7)	(28)
Minority interest	(404)
Income before cumulative effect of a change in an accounting principle	1,872	278	257	161	(353)
Cumulative effect of a chane in an accounting principle
Net income	1,872	278	257	161	(353)
Identifiable assets (**)	78,991	3,949	5,959		(10,871)

2002

	Itaú BBA
		Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP

Net interest income	1,353	10,548	(3,026)	7,522
Provision for loan and lease losses	(401)	(2,492)	368	(2,124)
Income from insurance premiums, income on private retirement plans and on capitalization plans		650	(251)	399
Fee and commission income	247	4,572	(948)	3,624
Transfer to banking - revenues for branches selling mutual funds
Salaries and employee benefits, administrative expenses, depreciation of premises and equipment and amortization and impairment of Intangible assets	(400)	(7,508)	1,436	(6,072)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries		477	487	964
Trading income (losses)			(122)	(122)
Net gain (loss) on sale of available-for-sale securities			(610)	(610)
Net gain on foreign currency transactions			925	925
Tax expenses and other income and expenses, net	(41)	(1,489)	(241)	(1,730)
Income before taxes and minority interest	758	4,758	(1,982)	2,776
Taxes on income	(96)	(571)	632	61
Extraordinary income (*)		(703)	703
Profit sharing	(71)	(274)	274
Minority interest		(404)	386	(18)
Income before cumulative effect of a change in an accounting principle	591	2,806	13	2,819
Cumulative effect of a chane in an accounting principle			9	9
Net income	591	2,806	22	2,828
Identifiable assets (**)	33,114	111,142	(12,937)	98,205

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

(**) Identifiable assets in the segment information above include the full amount of assets acquired of the BBA Creditanstalt group amounting to R$15,199.

The segment information above for 2004 and 2003 has been prepared based on information following accounting practices adopted in Brazil. In addition, financial statements by segment differs from accounting practices adopted in Brazil because it includes recognition of the impact related to allocated capital using a proprietary model. The main impacts are: (a) net book value of stockholders’ equity and subordinated debt was replaced by funding at estimated market price and interest income and interest expense were allocated following a proprietary model, with the excess of capital allocated to the “corporation” segment; (b) tax benefits of interest on stockholders’ equity payments of each segment has been reversed and reallocated to the segments in amounts proportional to the amount of the allocated capital; and (c) equity in earnings (losses) of unconsolidated companies which are not related to each segment, the results of minority interest and extraordinary results were allocated to the “corporation” segment; and (d) inter-segment revenues have been computed following specified criteria for marketing and client customer services provided by the branches of the banking segment to the asset management segment. In 2002, the above mentioned criteria have not been followed because the proprietary model of capital allocation was only adopted during 2003 and have not been retroactively applied. Because of the new model of capital allocation, we are unable to disclosure segment information for 2004 following to previously methodology used.

In the Adjustments and reclassifications column, we present the effect of not consolidating Credicard Banco S.A. and Redecard S.A., Itausa Export S.A. the holding company for Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg), the effects of differences between accounting policies followed for the presentation of segment information, which are substantially in line with accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements, according to USGAAP.

As described above, our operations are primarily carried out in Brazil. Additionally, we have some entities outside Brazil. Revenue from operations outside Brazil is presented below (after eliminations on consolidation):

	2004	2003

Interest income	716	897
Service fees and commission income	67	76
Total revenue from external customers	783	973
Investments in unconsolidated companies and premises and equipment, net	111	76

NOTE 33 - RELATED PARTIES

Our transactions with companies within the consolidation group are mainly carried out on market terms and completely eliminated on consolidation.

a)     TRANSACTIONS WITH UNCONSOLIDATED ENTITIES

We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

	2004	2003	2002

ASSETS

Interest-bearing deposits
Banco Itaú Europa S.A.	748	790	70
Annual interest (%)	1.88 to 2.45	1.00 to 1.35	1.92 to 3.5
BIE - Bank & Trust Ltd.	212	—	—
Annual interest (%)	2.34 to 2.45	—	—
Banco Itaú Europa Luxembourg S.A.	—	43	—
Annual interest (%)	—	1.15	—
Non-interest bearing deposits
Banco Itaú Europa S.A.	1	1	1
Banco Itaú Europa Luxembourg S.A.	—	5	—
Interbank deposits
Credicard Banco S.A.	163	—	—
Annual interest (%)	18.22	—	—
Securities repurchase and resale agreements (1)
Banco Itaú Europa S.A.	80	87	106
Annual interest (%)	1.96	1.61	1.81
Derivative financial instruments – Swap (2)
Redecard S.A.	—	2	—
Loans and leases
Banco Itaú Europa S.A.	—	—	6
Annual interest (%)	—	—	3.37
Credicard Banco S.A.	—	95	328
Annual interest (%)	—	18.41 to 18.45	23.72 to 23.76
Dividends receivables
Serasa S.A.	4	4	3
Itausa Export S.A.	—	—	8
Other assets
Banco Itaú Europa Luxembourg S.A.	4	—	—

LIABILITIES

Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	113	—	—
Annual interest (%)	2.30 to 3.70	—	—
Debentures
Tulipa Administração e Participações Ltda.	197	—	—
Annual interest (%)	17.76	—	—
Borrowings
Banco Itaú Europa S.A.	—	—	42
Annual interest (%)	—	—	3.55
Other liabilities
Credicard Banco S.A.	12	—	—
Banco Itaú Europa Luxembourg S.A.	—	1	3
BIE - Bank & Trust S.A.	—	—	4

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Interbank deposits revenues
Credicard Banco S.A.	3	—	—
Services revenues
Credicard Banco S.A.	11	—	—
Services expenses
Credicard Banco S.A. (3)	—	108	157
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3) (4)	200	100	—

(1) Subordinated floating rate note acquired on November 2000, maturing on November 28, 2008.
(2) Cross-currency interest rate swap.

(3)   On August 20, 2003, due to a corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(4)   The transactions for the year 2004 correspond to services provided by Orbitall between January 1, 2004 and November 30, 2004. Since December 1, 2004, Orbitall has been consolidated in our financial statements.

b)   Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

	2004	2003	2002

ASSETS

Derivative financial instruments – Swap (1)
Itautec Philco S.A.	5	—	—
Duratex S.A.	—	1	—
Loans and leases
Itautec Philco S.A.	3	3	4
Annual interest (%) (2)	LIBOR + 4.31	LIBOR + 4.31	LIBOR + 1.27

LIABILITIES

Interest-bearing deposits
Itautec Philco S.A.	—	4	22
Annual interest (%)	—	18.09	16.72 to 23.31
Duratex S.A.	53	38	27
Annual interest (%)	16.02	46.87	51.77
Elekeiroz S.A.	—	1	—
Annual interest (%)	—	18	—
Non-interest bearing deposits
Elekeiroz S.A.	—	1	—
Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	1	—
Trade notes payable
Itautec Philco S.A.	11	—	—

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Services expenses
Itautec Philco S.A. (3)	120	116	52
Elekeiroz S.A.	—	1	—
Equipments and software purchase
Itautec Philco S.A.	139	144	249

(1) Cross-currency interest rate swap.
(2) LIBOR rate by semester.
(3) Maintenance and services related to electronic equipment and software.

c)     Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank.

Banco Itaú has made donations regularly to  Fundação Itaú Social,  a charitable foundation whose objectives are:

•

To create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the area of teaching and health;

•	To support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”;
•	To act as a supplier of ancillary services to companies of the group.

In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP e PREBEG.

Itaú is the founding partner and maintainer of the Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services received from Fundação Itaú Social  are presented below:

	2004	2003	2002

Donations by Itaú to
Fundação Itaú Social	2	50	—
Instituto Itaú Cultural	24	17	22
Services provided to Itaú by
Fundação Itaú Social	22	21	18

NOTE 34 – STRATEGIC PARTNERSHIPS

Strategic Partnership Itaú Holding x CBD (Companhia Brasileira de Distribuição)

In July 2004, Itaú Holding signed a Memorandum of Understanding (MOU) with CBD, a retailer which operates supermarkets and hypermarkets in Brazil, with the objective of establishing a partnership relationship with the incorporation of a new financial institution, which will be dedicated to structuring and offering financial products and services to customers in the CBD stores, on an exclusive basis granted by CBD.

In October 2004, the definitive contracts were signed, which reflect basically the original terms included in the MOU. These contracts are the following:

I.

An “Association Agreement” between Itaú Holding, CBD, Sé Supermercados Ltda. (a wholly owned subsidiary of CBD, which is the owner of 50% of the capital of Miravalles Empreendimentos e Participações S.A. – “Miravalles”), Itaucard Financeira S.A. Crédito, Financiamento e Investimento (a wholly owned subsidiary of Itaú Holding, which is the owner of the remaining 50% of the capital of Miravalles), Miravalles and Salina Empreendimentos e Participações Ltda. (“Salina”, that has been renamed as Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, after the authorization of the Central Bank).

II.	A shareholders agreement with respect to the shares of Miravalles between the same parties as above and,

III.	A shareholders agreement with respect to the shares of Salina between the same parties as above.

As indicated above, Miravalles is 50% owned by Itaú Holding and CBD and is exclusively a holding company that holds 100% of the shares of Salina, the financial institution which will offer the financial products and services to CBD customers on a exclusive basis.

The objective of this partnership is to generate operating synergies and provide a broader and better range of financial services and products for the customers of CBD, including among, others, Private Label credit cards, credit cards with widely accepted brands, consumer credit, personal loans and extended warranties for consumer products.

Itaú Holding total investment in the partnership may total up to R$ 456. On August 2004 Itaú Holding contributed R$ 150 to Miravalles, that subsequently contributed the same amount to Salina and paid R$ 153 to CBD totaling unconditional cash payments of R$ 303. In addition, Itaú Holding paid R$ 153 which are held in an escrow account and will be released to CBD if certain performance targets are met in the initial five years of the partnership, or will be returned to Itaú after five years if those targets are not met. We consider the amount of R$ 303 paid unconditionally as consideration paid and the R$ 153 placed in escrow as contingent consideration.

We have analyzed this transaction following FIN-46 (R) – “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, and we have concluded that Salina is a variable interest entity and that, considering that it is expected that Itaú will provide all the funding for Salina to provide financing to its customers, Itaú is the primary beneficiary. For this reason we are consolidating Miravalles and Salina as from August 2004.

We accounted for the transaction following the purchase method and we are recognizing the assets and liabilities at its fair value. Total estimated fair value of the net assets obtained  at the date of our contribution exceeded by R$ 146 the amount of consideration paid. We recognized a deferred credit for the maximum amount of the contingent consideration of R$ 153. Upon resolution of the contingency if the amount effectively paid is less than the amount of the deferred credit we expect to recognize a further reduction in the intangible asset. The following table presents a summary of the amounts allocated to assets obtained as result of the partnership:

Interest-bearing deposits in other banks	150
Intangible assets (after reduction as described above)	744
Total assets	894
Minority interest in subsidiaries	438
(-) Deferred credit	153
Total consideration paid	303

The amount of the intangible assets of Salina corresponding to the right to offer on an exclusive basis financial services and products to CBD customers in the CBD stores was calculated based on projected discounted cash flows. We have estimated the useful life of this intangible asset to be 20 years, which is the period of the agreements mentioned above, and therefore, 20 years is the period over which we are amortizing the intangible asset. We have allocated this intangible asset to our Banco Itaú – Banking segment.

Besides that, in this transaction CBD committed to transfer to Banco Itaú the equivalent of two-thirds of its total payroll checking accounts. We considered this right as an intangible asset and estimated its value as R$ 17 and its useful life to be 10 years, and therefore we are amortizing this intangible asset during this period.

Tax deductible goodwill under Brazilian tax regulation amounted to R$ 381. Goodwill amortization is deductible in accordance with Brazilian tax regulations only for social contribution on income being deductible for income taxes only upon sale or transfer of the investment acquired.

Strategic Partnership Itaú Holding x  Lojas Americanas S.A.

In February 2005 Itaú Holding and Lojas Americanas (LASA) signed an Memorandum of Understanding, with the objective of establishing a partnership relationship with the incorporation of a new financial institution, which will be dedicated to structuring and offering financial products and services to the customers of Lojas Americanas, Americanas Express and Americanas.com, on an exclusive basis. This partnership will have a 20-year period, which can be extended.

NOTE 35 –COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

Itaú Holding and the individual selling shareholders of Itaú BBA assumed certain commitments under the terms of the sale and purchase agreement of the Itaú BBA group. The key commitments, the amounts involved and how each commitment has been accounted for are described below:

a)

Upon the transfer, on January 2004, to Itaú BBA of loans made to corporate customers by Banco Itaú, we have committed with the individual selling shareholders that such transferred loans will generate a minimum spread to Itaú BBA and that we will reimburse them for losses incurred for up to a five-year period on such loans. We have recognized upon transfer on January 2004 a liability and an expense (under Other non-interest expense) for the estimated fair value of such guarantee in accordance with FIN 45. The estimated fair value of such guarantee is reviewed at each period-end with changes in the amount recorded recognized as other non-interest expense. Settlement of the amount payable to the individual shareholders of Itaú BBA, if any, will be made at the end of the five-year period.

b)

If the results from treasury activities of Itaú BBA over a five-year period exceed a target amount, we have committed to make an additional payment to the individual selling shareholders. Conversely, if such results are below a minimum amount, we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement will be made at the end of the five years unless it reaches the ceiling or other specified events occur. The income and expense, as appropriate, is being recognized in Other non-interest income and Other non-interest expense, respectively, in the consolidated statement of income.

c)

We have committed to pay a cash bonus to the directors and officers (all of which are also selling shareholders of Itaú BBA) that remain in its capacity providing services to Itaú BBA over at least two years as from the date of the transaction (which has been achieved on December 31, 2004). Directors and officers have the right to receive the full amount of the bonus if they remain in its capacity for eight years and the benefit accrues to the benefit of the directors and officers’ pro-rata as from the second year, that is as from December 31, 2004. We expect to accrue the amount of the cash bonus to be paid as from January 1, 2005 on a straight-line basis through December 31, 2010.

d)

The individual selling shareholders have also committed to reimburse us for pre-acquisition contingencies and losses on specifically identified loans. We recognize a receivable when the conditions for reimbursement are met. Income is being recognized in Other non-interest income, in the consolidated statement of income. Settlement of the amount payable by the individual shareholders of Itaú BBA will be made at the end of the five-year period.

As of December 31, 2004, net assets and liabilities related to the above mentioned commitments amounted to R$ 237, which are presented in Other assets or Other liabilities, as appropriate.

ITEM 19	EXHIBITS

Exhibit Number	Description
1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation).
2.(a)

Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.*

4.(a)1	Share Purchase and Sale Agreement of BBA.**
4.(a)2	Shareholders’ Agreement dated as of February 15, 2001, between Itaúsa–Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.*
6

See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP.  See “Item 3A – Key Information – Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian corporate law.

8.1	List of subsidiaries.
11.1	Code of Ethics (unofficial English translation) (filed herewith)
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

**	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

***	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 30, 2004.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

	By:	ROBERTO EGYDIO SETUBAL

	Name:	Roberto Egydio Setubal
	Title:	Chief Executive Officer

	By:	HENRI PENCHAS

	Name:	Henri Penchas
	Title:	Chief Financial Officer
Dated: June 30, 2005

EXHIBIT INDEX

Exhibit
Number	Description
1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation)

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002