Form 20-F
period 2005-12-31
BANCO ITAU HOLDING FINANCEIRA S A
filed 2006-06-08
CIK 1132597

As filed with the Securities and Exchange Commission on June 8, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  December 31, 2005

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
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each share:	Name of each exchange on which registered:
Preferred Share, without par value	New York Stock Exchange*
1 (one) American Depositary Share (as evidenced by	New York Stock Exchange
American Depositary Receipt),
representing 1(one) share of Preferred Share

*Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.

The number of issued shares of each class of stock of BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2005 was:
605,963,420 Common Shares, no par value per share
526,977,870 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION

          On March 24, 2003, as a result of a corporate restructuring, Banco Itaú S.A., or Banco Itaú, shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding. Banco Itaú became a wholly owned subsidiary of Itaú Holding. All references in this annual report (i) to “Banco Itaú”, “Itaú”, “we”, “us” or “our” prior to March 24, 2003 are references to Banco Itaú and its consolidated subsidiaries and to “Itaú Holding,” “we,” “us” or “our” after March 24, 2003 are references to Itaú Holding and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (iii) to “preferred shares” and “common shares” are references to our authorized and outstanding preferred share and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, and (iv) “ADSs” are to our American Depositary Shares. As a result of a stock split effected on August 22, 2005, every 1 (one) ADS represents one preferred share. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “US$”, “dollars” or “U.S. dollars” are to United States dollars. All references to “JPY” are to Japanese Yen.

          At December 31, 2005 and June 6, 2006, the commercial market rate for purchasing U.S. dollars was R$ 2.3407 and R$ 2.2686 to US$ 1.00, respectively.

          We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003.

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

          We have prepared consolidated balance sheets at December 31, 2005 and 2004 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2005, 2004 and 2003, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 included in this document have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm, as stated in their report appearing herein.

          We have prepared financial statements under U.S. GAAP as at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, which have been audited for the purposes of presenting the information required to be included under Item 3A and Item 18 of this annual report.

U.S. GAAP Selected Financial Data

          This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,

	2005	2004	2003	2002	2001

	(in millions of R$)
Net interest income	R$ 12,098	R$ 9,681	R$ 9,780	R$ 7,522	R$ 6,242
Provision for loan and lease losses	(2,637)	(867)	(1,695)	(2,124)	(1,077)

Net interest income after provision for loan and lease losses	R$ 9,461	R$ 8,814	R$ 8,085	R$ 5,398	R$ 5,165
Fee and commission income	5,705	4,343	3,805	3,624	3,190
Equity in earnings (losses) of unconsolidated companies, net	583	299	329	335	251
Insurance premiums, income on private retirement plans and on capitalization plans	2,681	2,445	2,033	1,793	1,476
Other non-interest income (1)	3,350	3,083	2,171	2,280	1,005
Operating expenses (2)	(7,684)	(6,594)	(6,216)	(5,368)	(5,261)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,233)	(2,544)	(1,564)	(1,394)	(1,091)
Other non-interest expense (3)	(4,417)	(3,498)	(3,863)	(3,892)	(2,711)

Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in an accounting principle	R$ 7,446	R$ 6,348	R$ 4,780	R$ 2,776	R$ 2,024
Taxes on income	(1,941)	(1,673)	(1,480)	61	(173)
Minority interest	(55)	(43)	(19)	(18)	(7)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	—	2	—	—	—
Cumulative effect of a change in accounting principle, net of tax effect	3	—	—	9	—

Net income	R$ 5,453	R$ 4,634	R$ 3,281	R$ 2,828	R$ 1,844

(1)

Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income.

(2)	Operating expenses consist of salaries and employee benefits and administrative expenses.

(3)	Other non-interest expenses consist of depreciation of premises and equipment, amortization of intangible assets, and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,

	2005	2004	2003	2002	2001

	(in R$ , except number of shares)
Basic earning per share (5)(6):
Common	R$ 4.85	R$ 4.08	R$ 2.88	R$ 2.54	R$ 1.63
Preferred	4.85	4.08	2.88	2.54	1.63
Diluted earning per share (5)(6):
Common	4.82	4.07	2.87	2.53	1.62
Preferred	4.82	4.07	2.87	2.53	1.62
Dividends and interest on stockholders’ equity per share (5)(7):
Common	1.65	1.21	0.97	0.74	0.72
Preferred	1.65	1.21	0.97	0.74	0.72
Weighted average number of shares outstanding (per share) (4):
Common	605,371,282	606,746,950	613,070,360	620,931,480	637,547,510
Preferred	518,114,152	528,712,590	524,930,070	492,902,890	492,073,100

(4)

Due to the stock split effected in 2005 and the reverse stock split effected in 2004, the 2004, 2003, 2002 and 2001 information is presented after giving retroactive effect to the reverse stock split approved on April 28, 2004 and the stock split approved on August 22, 2005.

(5)

Earnings per share has been computed following the “two class method” prescribed by Statement on Financial Accounting Standards (“FAS”) 128 “Earnings Per Share.”  See “Item 10B – Additional Information – Memorandum and Articles of Association” for a description of the two classes of shares.

(6)	See note 19 to the consolidated financial statements for a detailed computation of earnings per share.

(7)

Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders.  See “Item 10E – Additional Information – Taxation – Interest On Stockholders’ Equity” for a description of interest on stockholders’ equity.

	For the Year Ended December 31,

	2005	2004	2003	2002	2001

	(in US$)
Dividends and interest on stockholders’ equity per share (a)(b):
Common	US$ 0.70	US$ 0.46	US$ 0.34	US$ 0.21	US$ 0.31
Preferred	0.70	0.46	0.34	0.21	0.31

(a)

Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See “Item 10E - Additional Information - Taxation - Interest on Stockholders’ Equity for a description of interest on stockholders’ equity.

(b)

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

Balance Sheet Data

Assets	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

	(in millions of R$)
Cash and due from banks (8)	R$ 1,776	R$ 1,743	R$ 1,765	R$ 1,334	R$ 1,069
Interest-bearing deposits in other banks	19,833	14,557	13,779	14,811	8,265
Securities purchased under resale agreements and federal funds sold	6,389	6,580	8,828	3,370	7,849
Central Bank compulsory deposits	13,277	10,571	8,156	10,262	5,252
Trading assets, at fair value	16,478	11,995	10,638	7,731	5,370
Available-for-sale securities, at fair value	8,369	8,013	9,445	11,236	6,600
Held-to-maturity securities, at amortized cost	1,428	3,483	3,532	889	102
Loans and leases	55,382	42,682	35,016	34,209	25,930
Allowance for loans and lease losses	(3,933)	(2,811)	(2,848)	(2,748)	(2,250)
Investments in unconsolidated companies	2,621	2,509	1,079	984	695
Premises and equipment, net	2,486	2,574	2,696	2,813	2,786
Goodwill and intangible assets, net	3,402	2,781	1,718	2,146	1,306
Other assets	11,925	10,936	10,393	11,168	9,263

Total assets	139,433	115,613	104,197	98,205	72,237

Average interest-earning assets (9)	103,248	84,929	77,608	58,272	49,541
Average non-interest-earning assets (9)	29,603	26,525	26,933	23,987	22,510
Average total assets (9)	R$ 132,851	R$ 111,454	R$ 104,541	R$ 82,259	R$ 72,051

Liabilities	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

	(in millions of R$)
Non-interest bearing deposits	R$ 12,347	R$ 10,737	R$ 9,322	R$ 9,924	R$ 6,810
Interest-bearing deposits	35,517	27,536	23,922	24,898	19,154
Securities sold under repurchase agreements and federal funds purchased	6,771	6,786	9,473	5,157	8,397
Short-term borrowings	17,433	12,354	12,440	12,321	7,815
Long-term debt	14,804	14,739	15,112	15,265	8,041
Insurance claims reserve, reserve for private retirement plans and reserve for capitalization plans	5,023	4,654	4,928	3,861	2,749
Investment contracts	10,188	6,905	2,764	545	474
Other liabilities	17,616	14,154	11,787	14,679	10,023

Total liabilities	119,699	97,865	89,748	86,650	63,463
Minority interest in consolidated subsidiaries	1,413	1,037	501	503	416
Stockholders’ equity:
Common shares (10)	4,575	4,387	2,467	2,467	2,146
Preferred shares (11)	3,979	3,968	2,567	2,048	1,759
Total capital stock	8,554	8,355	5,034	4,515	3,905
Other stockholders’ equity (12)	9,767	8,356	8,914	6,537	4,453

Total stockholders’ equity	18,321	16,711	13,948	11,052	8,358

Total liabilities and stockholders’ equity	139,433	115,613	104,197	98,205	72,237

Average interest-bearing liabilities (9)	76,418	65,553	64,688	44,405	41,974
Average non-interest-bearing liabilities (9)	38,694	30,577	26,947	28,068	21,599
Total average stockholders’ equity (9)	17,739	15,324	12,906	9,786	8,479
Total average liabilities and stockholders’ equity (9)	R$ 132,851	R$ 111,454	R$ 104,541	R$ 82,259	R$ 72,051

(8)

Includes restricted cash in the amount of R$44 million, R$292 million, R$102 million and R$25 million as of December 31, 2005, 2004, 2003 and 2002, respectively. See note 16(h) to the consolidated financial statements.

(9)

See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2005, 2004 and 2003.

(10)

Common shares issued, no par value: 605,963,420 at December 31, 2005; 606,875,530 at December 31, 2004; 613,518,350 at December 31, 2003; 619,983,170 at December 31, 2002 and 626,550,110 at December 31, 2001.  As of December 31, 2005, 2004, 2003, 2002 and 2001, we held 4,387,823; 633,100; 5,551,220; 349,510 and 534,540, respectively, of those shares in treasury. 1,000,000,000 shares authorized at December 31, 2005, 2004, 2003, 2002 and 2001. Quantity of shares has been retroactively restated to reflect the reverse stock split approved on April 28, 2004 and the stock split on August 22,2005.

(11)

Preferred shares issued, no par value: 526,977,870 at December 31, 2005; 548,977,870 at December 31, 2004; 54,897,787 at December 31, 2003; 51,452,832 at December 31, 2002 and 51,359,517 at December 31, 2001. As of December 31, 2005, 2004, 2003, 2002 and 2001, we held 24,544,000; 22,509,800; 17,506,710; 21,691,600 and 23,416,370, respectively, of those shares in treasury. 1,000,000,000 shares authorized at December 31, 2005, 2004, 2003, 2002 and 2001. Quantity of shares has been retroactively restated to reflect the reverse stock split approved on April 28, 2004 and the stock split approved on August 22, 2005.

(12)	Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,

	2005	2004	2003	2002	2001

Profitability and Performance
Net interest margin (13)	11.7	11.4	12.6	12.9	12.6
Return on average assets (14)	4.1	4.2	3.1	3.4	2.6
Return on average equity (15)	30.7	30.2	25.4	28.9	21.7
Efficiency ratio (16)	52.8	56.7	60.1	65.5	72.5
Liquidity
Loans and leases as a percentage of total deposits (17)	115.7	111.5	105.3	98.2	99.9
Capital
Total equity as a percentage of total assets (18)	13.1	14.5	13.4	11.3	11.6

(13)

Net interest income divided by average interest-earning assets.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2005, 2004 and 2003.

(14)

Net income divided by average total assets.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2005, 2004 and 2003.

(15)

Net income divided by average stockholder’s equity.  See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2005, 2004 and 2003.

(16)

Salaries and Employee Benefits, Administrative Expenses, Other Non-Interest Expense (except expenses with respect to the Programa de Integraçao Social, or PIS, the Contribuição para Financiamento da Seguridade Social, or COFINS, and Imposto sobre Serviços, or ISS), Amortization of Intangible Assets plus Depreciation of Premises and Equipment as a percentage of the aggregate of Net Interest Income, Fee and Commission Income, Insurance Premiums, Income on Private Retirement Plans and on Capitalization Plans, Trading Income (losses), Net Gain (loss) on Sale of Available-for-Sale Securities, Net Gain on Foreign Currency Transactions, Net Gain (loss) on Translation of Foreign Subsidiaries and Other Non-Interest Income less Insurance Claims, changes in Reserves for Insurance Operations, for Private Retirement Plans and Acquisition Costs and Taxes (consisting of  ISS, PIS and COFINS).

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

          Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005 (modified by Resolution No. 3,311 by the National Monetary Council, dated August 31, 2005), consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and some of them are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated.

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

          As of December 31, 2005 and June 6, 2006, the commercial market rate for purchasing U.S. dollars was R$ 2.3407 and R$ 2.2686 to US$ 1.00, respectively.

          The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00

Year	Low	High	Average (1)	Year-End

2001	1.9357	2.8400	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407

Source: Central Bank

(l) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00

Month	Low	High

December 2005	2.1800	2.3735
January 2006	2.2116	2.3460
February 2006	2.1177	2.2217
March 2006	2.1067	2.2238
April 2006	2.0892	2.1542
May 2006	2.0586	2.3711

Source: Central Bank

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

          Brazil has in the past experienced extremely high rates of inflation.  More recently, Brazil’s annual rate of inflation was 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005 (as measured by Índice Geral de Preços—Mercado, or the IGP-M).  Inflation, and certain government actions taken to combat inflation, had in the past significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.  Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our preferred shares may fall.  Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may harm our business or adversely affect the market price of our preferred shares.

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

          The Brazilian currency has in the past experienced frequent devaluations. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. The favorable reaction to the policies of the new administration resulted in an appreciation of 18.2% of the real in 2003. Continued improvement of the economy resulted in a further 8.1% and 11.8% appreciation of the real in 2004 and 2005, respectively. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs.  See “Item 3.A – Selected Financial Data – Exchange Rates” for more information on exchange rates.

          In addition, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. If the Brazilian currency is devalued, we would incur gains on our assets denominated in or indexed to foreign currencies, as well as losses on our liabilities denominated in or indexed to foreign currencies. In 2005, Itaú sought to maintain a neutral position in relation to its foreign currency exposure structured through investments in subsidiaries in foreign countries. The instruments that Itaú utilized to become neutral were derivatives that were taxable or deductible for tax purposes, different from the translation gains or losses that are not taxable or deductible in Brazil. Our policy was to become neutral after the effect of tax. Although Itaú seeks to maintain a neutral position in relation to its foreign currency exposure, there can be no assurance that it will be able to do so in the future. See “Item 5A – Operating and Financial Review and Prospects – Operating Results – Overview – Certain Effects of the Real Devaluation and Interest Rates on Our Net Interest Income” for a discussion of the effects of the real devaluation on our operations.

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

          Itaúsa, our principal shareholder, currently owns directly and indirectly 88.2% of our common voting shares and 47.2% of our total capital.  See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.” As a result, Itaúsa has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

Risks Relating to the Preferred Shares and the ADSs

          The Preferred Shares and ADSs generally do not have voting rights.

          Under Brazilian corporate law and our by-laws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B – Memorandum and Articles of Association.”

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

ITEM 4 INFORMATION ON THE COMPANY

4A.         History and Development of the Company

The Company

          We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

          Since 1973 we operate through Banco Itaú S.A. In 2004, we were the second largest private bank in Brazil, measured by assets, according to the 2005 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical.

          With the corporate reorganization carried out in March 2003, the ownership of the companies and the several financial business segments changed to Banco Itaú Holding Financeira S.A., the financial institution that obtained all shares of Banco Itaú S.A., which became its whole-owned subsidiary.

          Banco Itaú Holding Financeira S.A.’s majority ownership is held by Itaúsa – Investimentos Itaú S.A., a holding company also incorporated by the Egydio de Souza Aranha family.

          Our agent for service in the United States is the General Manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

Recent Developments

          Acquisition of BankBoston in Brazil

          In May 2006, we and Itaúsa – Investimentos Itaú S.A. (“Itaúsa”) entered into an acquisition agreement with Bank of America Corporation (“BofA”) through which we agreed to acquire BofA’s operations in Brazil (“BofA Brazil”).  Simultaneously, we and Itaúsa also entered into an agreement with BofA by which we have the exclusive right to buy BofA’s operations in Chile and Uruguay as well as certain other financial assets.

          BofA Brazil includes asset management, private banking, a significant credit card portfolio, and small, middle-market and large corporate segments.  It has 66 branches and 203,000 clients in Brazil.  BofA in Chile has 44 branches and 58,000 clients and in Uruguay it has 15 branches.  In addition, there is also a credit card company, OCA, in Uruguay, which has 23 branches.  BofA in Uruguay, together with OCA, jointly serve 372,000 clients.

          The operations of BofA Brazil will be acquired through the issuance of 68,518,000 non-voting shares (representing approximately 5.8% of total shares) of Itaú Holding.

          We and Itaúsa entered into a shareholders’ agreement with BofA, which will become effective upon completion of the acquisition of BofA Brazil.  Pursuant to the terms of this shareholders’ agreement, BofA will appoint one member of our board of directors and may not increase its equity interest in Itaú Holding above 20% of our issued and outstanding share capital.  The newly-issued shares will be subject to a three-year lock-up and BofA will not have right of first refusal, but will be entitled to tag along rights in the case of change of control of Itaú Holding.  The proposed acquisition is subject to the approval of the Central Bank, among other regulatory approvals.

          Association with Lasa

          On April 27, 2005, we entered into a joint venture agreement with Lojas Americanas S.A., or Lasa to create a new financial institution to be owned equally by us and Lasa. This new financial institution has the right to offer and sell, on an exclusive basis, financial products and services to Lasa’s customers. Lasa is one of the leading retailers in Brazil, selling a broad range of products at 158 stores located throughout Brazil by the time of the transaction.

          We are responsible for the management of the new financial institution, and are entitled to appoint the company’s officers. This joint venture with Lasa required us to invest approximately R$ 240 million. Pursuant to the agreements governing the joint venture, Lasa may be required to pay us fines in the total amount of R$ 100 million in the event it does not meet certain performance targets established in such agreements. Through the establishment of this joint venture with Lasa, we expect to reinforce our position in the consumer credit segment and to increase the sale of financial services and products such as private label credit cards, co-branded credit cards, consumer credit, personal loans, insurance, and extended product warranties. As part of the transaction, the new financial institution acquired a company engaged primarily in sales promotion activities.

          The Central Bank has already approved the joint venture and the creation of the new financial institution to implement such joint venture, FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento.

          Credicard Companies Transactions

          Before November 2004, Credicard Banco S.A., or Credicard, Orbitall Serviços e Processamento de Informações Ltda, or Orbitall, and Redecard S.A., or Redecard, all companies engaged in the credit card sector, were owned in equal parts by Citigroup, Unibanco and us. In November 2004, the three partners concluded the negotiation of certain agreements that substantially changed their respective equity stakes in two of these companies, Credicard and Orbitall. The equity stakes of the three partners in Redecard remained unchanged.

          Credicard is the largest credit card issuer in Brazil, with 8.3 million credit cards issued as of December 31, 2005. Through the agreements, both Citigroup’s and our equity stakes were increased to 50% of Credicard’s capital stock. Unibanco is no longer a shareholder of Credicard.

          Under new agreements with Citigroup, which were entered into on January 31, 2005, the management and results of operations of Credicard in 2005 were shared between us and Citibank. On April 30, 2006, Credicard was split and credit card accounts were divided between Citigroup and us. Credicard’s shared management ended and the assets and liabilities associated with the respective credit card base were transferred to us or to Citibank, as the case may be. The split increased our credit card customer bases by approximately 4.2 million new clients. These new agreements further provide that the Credicard brand may be used by Citibank and us until the December 31, 2008.

          On December 29, 2004, we acquired 100% of Orbitall capital stock, and it became our subsidiary. Orbitall is the largest credit card processor in Brazil, with agreements to process 19 million cards as of December 31, 2005. The most important services provided to credit card issuers are card processing, collection, contact center and risk management services. Under its strategy to exploit new opportunities in markets related to the credit card business, Orbitall became the leading processor of vouchers in Brazil, with 3.3 million cards processed as of December 31, 2005. The voucher industry in Brazil consists of cash subsidies to employees for certain day-to-day expenses such as food (cartão alimentação - supermarket, and cartão refeição - restaurants), fuel (cartão combustível), medicine and can also be used as gifts or incentives. A voucher card works similarly to a prepaid card to which an amount of money is credited by the employer for later use by the employee cardholder.  Orbitall has also launched its private label platform in 2005, and at year-end had 2.3 million cards processed.

          Split of Shares

          In order to increase the liquidity of our shares and adjust their value to a more attractive level for trading, our shareholders approved on August 22, 2005 a stock split, in the proportion of 9 new shares for each preferred and common share outstanding on the BOVESPA without altering the individual shareholder’s stakes. To create the parity of 1 CEDEAR to 1 preferred share, 9 new CEDEARs were distributed for each CEDEAR outstanding on the Buenos Aires Stock Exchange (BCBA) on October 3, 2005. To create the parity of 1 ADR to 1 preferred share, 4 new ADRs were distributed for each ADR outstanding on the New York Stock Exchange (NYSE) on October 6, 2005.

          Termination of the Strategic Alliance with America Online Latin America, Inc. and Subsidiaries (AOLA)

          In 2000, we entered into a ten-year strategic marketing agreement, or SMA, with America Online Latin America, Inc., or AOLA, a provider of interactive services in Latin America, and its subsidiary AOL Brasil Ltda. We undertook this initiative in order to provide limited online financial services to some of our customers, and to that end we launched a co-branded Internet access service with AOLA.

          On June 24, 2005, AOLA and some of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

          On October 31, 2005, we entered into agreements with AOLA and its affiliates which, upon approval by the bankruptcy court, terminated the SMA and related agreements. In connection with these agreements, we paid approximately US$1.6 million and R$4.7 million to its affiliate AOLA and to AOL Brasil Ltda., respectively.

          Joint Venture with XL Capital

          On January 30, 2006, Itaú Holding and XL Capital Ltd. or XL, executed a memorandum of understandings aiming at creating a new insurance company in Brazil, which will operate in the commercial lines insurance market. The effectiveness of this memorandum is subject to certain conditions, including the execution of the definitive agreements by the parties and approval by the governmental authorities.

          This memorandum involves the contribution by Itaú Holding and XL of commercial lines insurance business in Brazil (namely, property, casualty and specialty commercial books) to a new insurance company.

          This new company will benefit from the existing synergies between Itaú Holding and XL, including Itaú Holding’s knowledge and penetration in the Brazilian market, XL’s expertise in the underwriting of commercial lines insurance business and its capacity of reinsurance. Furthermore, the proposed joint venture plans to position itself in anticipation of possible changes in the reinsurance regulation in Brazil.

Capital Expenditures

          See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures” for a discussion of our capital expenditures for the last 3 financial years.

Statistical Disclosure by Bank Holding Companies

          See “Item 4B – Information on the Company – Business Overview – Selected Statistical Information” for additional information relating to our business.

4B.     Business Overview

          We are the second largest private bank in Brazil based on assets at December 31, 2004, according to the 2005 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical, and the second largest private bank in Brazil based on market capitalization at December 31, 2005, according to the São Paulo Stock Exchange – BOVESPA. Our four principal operations categories are banking (including retail banking through Itaú, corporate banking through Itaú BBA and consumer credit to non-account hold customers through Itaucred), credit cards, asset management and insurance, private retirement plans and capitalization plans, a type of savings plan. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle market companies and large corporations.

          As of December 31, 2005 (except as otherwise indicated), we also had the following positions in the Brazilian financial services sector:

•	second largest insurance group based on written premiums, excluding health insurance, according to SUSEP,

•	largest private manager of pension fund assets based on assets under management, according to ANBID,

•	largest manager of private bank client assets, according to ANBID,

•	second largest mutual fund manager based on assets under management, according to ANBID,

•	largest leasing company in terms of present value of lease operations, according to ABEL, and

•	largest provider of securities services to third parties, according to ANBID.

          In addition, the brand name “Itaú” was rated the most valuable brand name in the country by Interbrand in 2005, a consulting company specializing in the value of business brands worldwide. We were recognized as the most well regarded company in Brazil by TNS InterScience and Revista Carta Capital, a Brazilian business magazine, in the retail, insurance and private pension segments. Itaú Holding was also recognized as the best Brazilian bank by Euromoney and Global Finance magazines and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

Our Ownership Structure

          Itaú Holding is a financial holding company controlled by Itaúsa – Investimentos Itaú S.A.. Itaúsa controls one of the largest private business groups in Brazil in terms of revenues, according to the 2005 edition of Balanço Anual, a magazine published yearly by Gazeta Mercantil, a Brazilian business periodical.  Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns directly 88.2% of our common stock. See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders.” Itaúsa holds interests in several companies active in the financial and real estate sectors, as well as the lumber, ceramic, chemical and electronics industries. The total annual revenues of Itaúsa were R$ 39,400 million in 2005, R$ 33,775 million in 2004 and R$ 27,801 million in 2003. Its major companies in terms of revenues are Itaú Holding and its subsidiaries in the financial and insurance areas, Duratex S.A. in the wood and ceramics industry, Itautec Philco S.A. in the electronics sector, Elekeiroz S.A. in the chemical sector and Itaúsa Empreendimentos S.A., a small business in the real estate sector. The Egydio de Souza Aranha family beneficially owns 60.1% of the common shares and 16.6% of the preferred shares of Itaúsa. The common and preferred shares of Itaúsa are traded on the Brazilian stock exchange.

Our Competitive Strengths

          Our main competitive strengths are our extensive branch network in Brazil’s wealthiest region, our strong attention to the division of our operations, our leadership in corporate services, our focus on the financial services industry and our focus on cost control.

          Extensive branch network in key economic areas

          Our extensive branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s wealthiest region, which accounted for over 55% of Brazil’s GDP in 2005. At year-end 2005, we had an extensive branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and the State of São Paulo (which collectively account for approximately 85% of our branches). At December 31, 2005, our branch network accounted for 13% of the entire Brazilian branch system, including public-sector banks.

          Strong attention to the division of our operations

          Since the 1980’s, we have sought to organize our operations based on the specific needs of our several classes of clients. As a result, the activities of Itaú Holding are divided in the following business units: Banco Itaú, Itaucred and Itaú BBA. Banco Itaú provides retail banking, credit cards for bank customers, insurance, capitalization, private retirement plans, asset management and investor services.  Itaucred is a consumer credit business unit and includes the segments vehicles financing, credit cards and Taií, a consumer credit platform directed at the low-income population. Itaú BBA provides corporate bank and investment banking services. This strategy allows us to concentrate on each separate class of customer, which we believe to be key to good service and customer satisfaction. This approach also permits us to develop specific banking products to better meet diverse customer needs and affords more structural flexibility and autonomy for different business units.

          During 2005, we consolidated several strategic initiatives that we had launched in the previous year. These initiatives aimed at non-bank customers, as we believe that credit extensions to this population segment constitute an important part of our growth and performance. In 2004 we introduced Taií and the joint venture with CBD, that have the objective of extending credit to low-income non-bank customers. We acquired the sales arm of Intercap with a view to increasing our vehicle financing activities outside of our branch network. We increased our share ownership of Credicard, which has resulted in the increase in credit card transactions for non-customers. Under our new agreement with the other shareholder, we will be able to exploit our cross-selling opportunities with these potential new customers. The joint venture with LASA established in the beginning of 2005 has the same purposes as the joint venture with CBD. During 2005, we also increased our payroll loan credit operations and we acquired the rights to credit payrolls and perform tax collections for municipal and state governments.

          The insurance, capitalization and private retirement plans division is an important source of our revenues and has experienced a significant growth rate in recent years. In 2006, we executed our MOU with XL providing for the creation of a new insurance company that will provide commercial lines insurance business.

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

Our Strategy

          Increase customer base

          We believe the Brazilian banking services have significant growth potential. One indicator of this opportunity is the 19.2% increase in the outstanding balance of total banking deposits from R$ 570 billion to R$ 679 billion over the last year, according to the Central Bank. We will seek to further increase our customer base, principally by reaching non-depositor individuals, increasing our focus on employees in the private and public sectors that maintain accounts with us for the direct deposit of their salaries, increasing our activities with corporate customers, and actively considering acquisitions and strategic alliances.

          We expect to continue improving our position in the consumer credit market through the development of the recent joint ventures that we entered and by the organic growth of our operations. We created a specific business area to intensify our direct credit operations with middle to lower-income consumers through the offer of credit lines in stores, vehicles financing and leasing and credit cards in general which increased significantly our results in 2005.

          We launched Taií in 2004. This company provides credit operations with middle to lower level class consumers. These are non-depositors individuals who usually do not have access to formal credit sources.  We ended 2005 with 130 Taií stores in São Paulo and Rio de Janeiro. We intend to open additional 170 Taií stores in 2006 in the main Brazilian capitals. Although this segment presents materially higher credit risks compared to other credit segments, we expect this to be more than offset by the relatively low amount of credit granted to each customer and higher interest rates.

          We expect that our association with CBD will continue to improve our customer base through the development of new relationships with CBD’s customers and the improvement of our current relationship with our clients who are also CBD’s clients. In 2005, we opened 308 sales points with the Taií brand in CBD´s stores. CBD’s stores are generally characterized by high volumes of traffic and returning customers. Our service desks in CBD stores offer private label and co-branded credit cards, personal and consumer credit and insurance.

          Our association with Lasa began in early 2005 and we ended the year with 210 stores. Our service desks at LASA stores offer the same products we offer at CBD stores. This association adds non-bank customers to our client base.

          In 2004, we purchased from Intercap its company engaged in sales promotion activities and entered into an agreement for the acquisition of its automobile finance portfolio, which enhanced our position in the automobile-financing segment. In 2005 we experienced an expressive growth of our operations of leasing and financing of vehicles, particularly non-customers operations.

          In 2005, we acquired the rights of payroll processing and tax collections for the municipal government of São Paulo. The contract requires employees of the municipality to maintain an account with us for the deposit of salaries, which in turn provides us cross-opportunities to capture these employees as customers for other banking services. Another strategy is to maintain and expand the public sector employees business that accounted for a large part of the depositor base of the four state-owned banks we acquired in the period 1997-2001.

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

          Offer New Products and Services

          Our core business is retail banking and we seek to be customer focused. Our account managers seek to increase the number of products and services per customer. We increased the average number of products sold to individual retail customers from 3.7 to 5.0 during the period 1997-2005. We believe, however, that there are more opportunities to sell our products and services to our customers, particularly among the depositor base of the companies acquired in recent years through the strategic alliances we have established.

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

          For the last several years, we have been focusing more intensely on decreasing expenses, driven by a more competitive business environment. Our main goal now is to improve efficiency by limiting the efficiency ratio at approximately 50.0%. On December 31, 2005, our efficiency ratio was 52.8% compared to 56.7% in 2004.

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

           Itaú BBA provides operational services such as payroll processing and cash management, to more complex services such as structured financings in Brazil and abroad. Furthermore, Itaú BBA has an active role in the capital markets by participating in the placement of primary and secondary private and public equity offerings, commercial paper and eurobond offerings, fixed and floating rate notes, promissory notes, debentures and securitization of receivables. We foresee that the banking services opportunities will grow significantly with economic stability in Brazil, particularly in the area of mergers and acquisitions and capital markets. We intend to leverage position of Itaú BBA in this market to build a broader investment banking platform that could reap the benefits of an anticipated significant expansion in capital markets, fueled by expected lower interest rates and the potential future upgrade of Brazil to investment grade status.

Operations

          The following table presents revenue in U.S. GAAP from each of our three business areas for each of the years ended December 31, 2005, 2004 and 2003:

(in millions of R$)

	2005	2004	2003

Banco Itaú - (Including retail for all years presented. Information for the years ended December 31, 2005, 2004 and 2003 include revenues from corporate banking activities which were not yet transferred to Itaú BBA.Information for the year ended December 31, 2003 include revenues from activities that was transferred to Itaucred).	13,355	10,684	12,278
Interest income from loans and leases	8,669	6,875	8,548
Fee and commission income	4,686	3,809	3,730
Itaú BBA	1,812	1,352	766
Interest income from loans and leases	1,656	1,241	691
Fee and commission income	156	111	75
Itaucred	4,132	2,085	—
Interest income from loans and leases	3,268	1,661	—
Fee and commission income	864	424	—

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

(in millions of R$)

	2005	2004	2003

Interest income	20,826	16,259	16,425
Brazil	20,058	15,543	15,528
Abroad	768	716	897
Fee and commission income	5,705	4,343	3,805
Brazil	5,635	4,276	3,729
Abroad	70	67	76
Insurance premiums, income on private retirement plans and on capitalization plans	2,681	2,445	2,033
Brazil	2,681	2,445	2,033
Abroad	—	—	—

          The following table presents revenues abroad by business categories for each of the years ended December 31, 2005, 2004 and 2003:

(in millions of R$)

	2005	2004	2003

Itaú - Banking	460	437	677
Argentina	126	129	210
Other companies abroad (1)	334	308	467
Itaú BBA	366	346	296
Other companies abroad (1)	366	346	296
Itaú - Credit Card	11	—	—
Argentina	11	—	—

(1) Includes Itaú Bank Ltd. (Cayman), our Grand Cayman, New York and Tokyo branches, BFB Overseas Cayman, Ltd., IFE–Banco Bemge (Uruguay) S.A., Banco del Paraná S.A. (Paraguay), Agate S.à.R.L., Afinco Americas Madeira, SGPS, ZUX SGPS, ZUX Cayman Company Limited, Sociedade Unipessoal Ltda, ITB Holding Ltd, Topaz Holding Ltd, Itaú USA Inc, Itaú Securities Inc., Jasper Internacional Investiment LLC, Citrine I and Citrine II, Itaú Sociedad de Bolsa S.A., Akbar – Marketing e Serviços Ltda, BBA-Creditanstalt Bank Ltd, Mundostar S.A., Nevada Woods S.A., Banco Itaú BBA S.A. – Nassau Branch, Banco BBA-Creditanstalt – Sucursal Uruguai, BBA Overseas Ltd and BBA Icatu Securities, Inc.

          Banco Itaú Holding Financeira S.A.

          Overview

          We provide a broad range of banking services to a diverse customer base of individuals and corporations. We provide these services on an integrated basis through Itaú and Itaú BBA.

          Within banking operations, we have created seven separate areas, each of which specializes in a different type of customer. These areas are:

•	Retail banking (individuals and very small business)

•	Personnalité (upper class individuals)

•	Private bank (wealthy individuals)

•	Small business banking (Unidade de Pessoa Jurídica)

•	Middle market banking (mid-sized businesses)

•	Corporate and investment banking, from Itaú BBA

•	Itaucred (consumer credit to non-account holding customers)

          These focused areas enable us to provide our customers with more personalized banking products and services, which we believe allow us to compete more effectively for customers in each of these areas.

          Banco Itaú S.A.

Itaú provides services related mainly to the following areas:

•	Retail Banking

•	Public Sector

•	Personnalité

•	Private Bank

•	Small Business Banking

•	Middle Market Banking

•	Credit Cards

•	Asset Management

•	Institutional

•	Securities Services for Third Parties

•	Brokerage

•	Insurance, Private Retirement and Capitalization Products

          Retail Banking

          Our core business is retail banking, which mainly serves individuals and, to a lesser extent, very small business customers.

          Our retail business is a key source of funding and a significant interest and fee income generator for our bank. Through our extensive distribution network, our retail banking unit provided services to more than 12.4 million individual and very small business customers at December 31, 2005. Our margins from these operations are typically higher than from middle market and corporate services and credit operations.

          We classify retail customers as individuals and companies with annual sales below R$ 500,000. They are further categorized as:

•	Individual customers (who are sub-classified on the basis of a relationship scoring system);

•	Customers with account managers (who have an annual income above R$38,400 and less than R$60,000); and

•	Very small business customers (annual sales below R$500,000).

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

          The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float”, the income earned by banks on non-interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. At the same time, low inflation permitted more consumer and personal borrowing. As a result, our fee income as a percentage of our administrative costs increased from approximately 60.6% to 74.2% during the period from December 31, 2001 to December 31, 2005.

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

          Approximately 7.3% of our retail credit to individuals consists of overdrafts on checking accounts on which the spread we earn is higher than the average rate on our loan portfolio. We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not secured. In addition, we extend consumer credit loans for the purchase of motor vehicles. We generally require that these loans be secured by the financed vehicle. Our secured and unsecured personal loans have maturities ranging from 12 to 18 months for loans for consumer purchases, and our consumer credit loans for the purchase of motor vehicles have maturities ranging from 24 to 60 months. Our loans to individuals at December 31, 2005 totaled approximately R$ 27 billion, or approximately 49% of our total loan portfolio.

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

          Public Sector

          With a structure dedicated exclusively to all areas of the public sector, including federal, state and municipal levels of the Executive, Legislative and Judicial branches, Banco Itaú’s public sector business is substantial, particularly in the states of Rio de Janeiro, Minas Gerais, Paraná and Goiás, where we had purchased previously state-owned banks. The Bank uses platforms that act separately from the retail branch environment, offering exclusive teams of specially trained managers which offer customized solutions in tax collection, exchange services, administration of public agency assets, payments to suppliers and payroll for about 1.7 million civil servants.

          Through a public bidding process which concluded on September 5, 2005, Banco Itaú presented the best proposal and won the financial asset management and payroll contract for the City of São Paulo (PMSP), which has the country’s fifth largest public sector budget. This brought Banco Itaú 210,000 new clients in the city of São Paulo, with no need for any substantial financial outlay, given our extensive network and strong technology base in the city.

          Through its acquisition of Banestado in October 2000, Itaú received the right to provide financial services to the state of Paraná until October 26, 2005. On June 17, 2002, the Paraná state government extended the term of the contract – in compliance with State and Privatization law – until October 26, 2010. This measure was taken to obtain funds so that the State could meet its repayment obligations to the federal government.

          On September 27, 2005, through State Decree 5434, the Paraná state government revoked the extension, transferring the provision of services to other financial institutions. To protect its rights, Itaú resorted to legal action, convinced that it had acted legally, ethically and in the best interests of the public. Confident that the courts will find in its favor, Itaú continues to provide civil servants, taxpayers and suppliers to the Paraná state government with unbroken, disruption-free service.

          Personnalité

          One of the pioneers in the Brazilian banking industry in providing a personalized relationship to high-income individuals – those who earn more than R$ 5,000 per month and have investments in excess of R$ 50,000 – since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

          Some of the most notable attributes of Personnalité are the advisory services offered by the Personnalité managers, who understand the specific needs of these customers; and a large portfolio of exclusive products and services available through a network of 85 branches (at December 2005) located in the main Brazilian cities, designed to provide an exclusive and sophisticated atmosphere to conduct our customers’ business.

          Our Personnalité customers also have an extensive network of outlets, including branches and Itaú ATMs throughout the country, through which they may efficiently conduct their banking transactions.  Moreover, our Personnalité customers have access to the modern technology resources of Itaú, including call centers and Internet banking.

          Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment. The client base was approximately 30,000 in 1996 and reached 206,000 in December 2005, representing R$ 24.2 billion in assets under management, deposits and other accounts.

          Private Bank

          Itaú Private Bank is a leading Brazilian bank in the private banking business in Brazil, providing financial advisory services for over 5,690 accounts. Our 164 employees are focused in offering financial consulting services to clients with at least US$ 500,000 in investable assets. In addition, our clients have available a full range of traditional banking and insurance products.

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

          We usually manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each client. Portfolios may include mutual funds managed by other financial institutions in an open architecture structure. Fees earned from our private banking customers are, in most cases, based on assets under management.

          On December 31, 2005, our private banking activity both in Brazil and offshore had assets under management amounting to approximately US$ 9.1 billion, including US$ 2.7 billion booked at Banco Itaú Europa Luxembourg.

          According to Euromoney magazine and for the second consecutive year, Itaú Private Bank is the only Brazilian bank featured among the five best private banks of the world offering services and products in Brazil. In a yearly survey prepared by Euromoney magazine with 100 institutions, Itaú Private Bank improved its rank from the fourth to the third position. Besides that good position, Itaú Private Bank was chosen as the best private bank in Brazil for entrepreneurs and the best private bank for clients having between US$ 1 million to US$ 10 million in investable assets.

          Small Business Banking

          At December 31, 2005, we had approximately 637,000 small and very small business customers. Approximately 115,000 of them are serviced by our specific small business structure, or UPJ-Unidade Pessoa Jurídica and the remaining 522,000 customers are still served by our regular branches.

          Our small business banking area provides services to companies with annual revenues ranging between R$ 500,000 and R$ 10 million. We have installed 188 stations inside certain branches located in major Brazilian cities with areas and infrastructure specifically dedicated to our small corporate clients. We have also trained 674 small business unit managers who offer tailored banking solutions to small businesses and who can give detailed advice to small companies about any of our products and services.

          The products and services offered by our small business operations are similar to those offered by our retail operations, but we are identifying and developing solutions that will be more responsive to the small companies’ needs (such as those related to management of cash flow and lines of credit).

          Our small and very small business loan portfolio consists principally of secured loans; maturities range from up to 30 days for unsecured loans, such as overdrafts on checking accounts, to up to twelve months for working capital loans.  Our loans to small and very small businesses at December 31, 2005 totaled approximately R$ 3.5 billion, or approximately 6% of our total loan portfolio.

          Middle Market Banking

          This area, which we call Itaú Empresas, maintains our day-to-day relationships with approximately 32,000 middle market corporate customers, who represent a broad cross-section of Brazilian companies. Our middle market clients generally are companies with annual revenues above R$ 10 million.

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

          Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term. Substantially all of our middle market loans bear rates of interest set at spreads related to various cost of funds indices. Our spreads on middle market loans tend to be higher than the margins on our loans to corporate customers. Loans to middle market customers totaled approximately R$ 7.3 billion at December 31, 2005, or approximately 13% of our total credit portfolio.

          We implemented in 2005 new initiatives to address our environmental concerns. We increased the frequency of publications about tendencies and best practices, the use of specific credit analysis to companies with environmental risk, and the use of specific risk classification, considering environmental risks, to all clients with annual revenues above R$ 70 million.  In 2006, we plan to launch new products to stimulate sustainable practices and development among our clients, offering special conditions and business advantages to companies with environmental responsibility policies.

          We offer our middle market clients our collections services and electronic payment services.  We are able to provide these services with a very high level of efficiency for virtually any kind of payment, including Internet office banking.  We charge collection fees and fees for making payments, such as payroll, on behalf of customers.

          Itaú Empresas has approximately 380 account officers. These officers work from one of the 78 specialized offices of Itaú Empresas located within key branches. Our middle market customers can elect to have their account at any of our branches throughout Brazil.

          Credit Cards

          As of December 31, 2005, there were approximately 12.5 million cards of both MasterCard and Visa brands, including those issued by Credicard, representing 18% of the Brazilian credit card market, an 18% increase in cards from 2004. For the year ended December 31, 2005, total transactions volume amounted to R$ 27.8 billion, 22% of the market according to the market information published at Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS. From these amounts, approximately R$ 16.8 billion of transaction volume and 8.5 million cards were account holder customers.

          One of our main strategies in the credit card business is to cross-sell credit cards to our depositors.  Accordingly, the first step is to target individuals as depositors, and then offer credit cards as one of our banking products.  As a result of this strategy, more than 40% of our depositors are currently holding Itaucard credit cards acquired through our branches, ATM network, and telemarketing.

          Asset Management

          In 2005, we were the second largest mutual fund manager among private-sector banks in Brazil, based on assets under management, according to ANBID, the national association of investment banks. As of December 31, 2005, we had total net assets under management of R$ 104 billion on behalf of approximately 2.2 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBID, as of December 31, 2005 we were the largest manager of private bank client assets and the largest private manager of pension fund assets in Brazil, based on assets under management. As of December 31, 2005, we had R$ 67 billion of net portfolio assets under management for pensions, corporations and private bank clients.

          Our fees are based on the average net asset value of the funds, which we calculate on a daily basis. Fees generally average approximately 3.3% per year for retail customer-targeted funds and 0.2% to 0.5% per year for corporate customer-targeted funds. Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

          We offer and manage 635 mutual funds, mostly fixed-income and money market funds. For individual customers, we offer 32 funds to our retail customers and 32 funds to our Itaú Personnalité clients.  Private banking customers may invest in over 70 funds, including those offered by other institutions. Itaú capital markets area also provides tailor made mutual funds to the institutional, corporate and private banking customers.

          This expertise has been recognized in a number of ways, such as the Exame Award for Best Mutual Funds Manager of Brazil assigned to the Itaú asset management team.

          In May 2005, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its AM1 (bra) rating (the highest rating granted to an asset manager) for our asset management area. We have been in the top rating category since July 2003.

          Institutional

          In October 2005, Banco Itaú launched the second tranche of the Brazilian Exchange Traded Fund indexed to the IBRX-50, which is an index composed of the 50 most actively traded stocks on the Bovespa, weighted by the market value of the shares available for trading in the Bovespa stock market.

          Securities Services for Third Parties

          We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2005, we were ranked the top provider of securities services to third parties by ANBID. The market value of securities services at December 31, 2005 was approximately R$ 1.1 trillion. As of the same date, we acted as transfer agent for 466 Brazilian companies, which represented a market share of approximately 70%. We were also the registered holder of debentures for 135 companies.

          Our broad range of products relates to both domestic and international custody. Our products include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, and providing trustee services, non-resident investor services, and acting as custodian for depositary receipt programs.

          Our processing system and specialized staff of 470 employees administers more than 7,000 portfolios for mutual funds, institutional investors and private portfolios and approximately 7 million investor accounts of mutual funds and companies as transfer agent.

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

          Brokerage

          Itaú Corretora de Valores has been providing brokerage services since 1965, with operations on the São Paulo Stock Exchange, or Bovespa, and on the Brazilian Futures and Commodities Market, or BM&F. Itaú Corretora has positioned itself as the Brazilian specialist with high quality research, offering a wide range of financial products and displaying an extensive distribution capacity, covering from retail clients to domestic and foreign Institutional Investors.

          According to Bovespa, Itaú Corretora ranked third by volume of transactions carried out in 2005, with a volume of R$ 48.9 billion, which represented a market share of 6.1%. According to the BM&F, Itaú Corretora ranked fourth by number of contracts in 2005, with 28.1 million negotiated contracts, which represented a market share of 7.9%. Finally, Itaú Corretora ranked third in online brokerage business at the Bovespa in 2005, with a volume of R$ 3.7 billion, which represented a market share of 9.2%.  We provide brokerage services for international clients through Itaú Securities Inc., our broker-dealer operations in New York, and through Itaú Europa London Branch.

Itaú Corretora received several awards in 2005:

•	First place in the distribution of equity capital markets public offerings in the retail segment in 2005 (Bovespa 2005 Awards);

•	First place in the “Investidor Institucional” 2005 Brazil-Research Team, based on a survey with Brazilian institutional investors;

•

First place in the ANBID ranking for the distribution of domestic fixed income products in the Brazilian capital market, with a total volume of R$2,956 million representing a market share of 20.5% (Jan – Dez/2005); and

•	Fourth place in the Institutional Investor’s “The 2005 All-Brazil Research Team”.

          Additionally, Itaú Corretora participated as co-manager of the first international issue in local currency (reais) by the Brazilian Treasury and participated in the distribution of several equity public offerings coordinated by Banco Itaú BBA.

          Insurance, Private Retirement and Capitalization Products

          Insurance

          At December 31, 2005, we were the second largest insurance group in Brazil, based on written premiums, excluding health insurance, according to SUSEP. As of December 31, 2005, our written premiums totaled approximately R$ 5.4 billion. In addition to our own insurance operations, we own 27.5% equity interest in AGF Brasil Seguros S.A., a general insurance company.

          Our main lines of insurance are life (including VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan providing annuity benefits; see “Private Retirement Plans”), automobile, property and casualty, which accounted for 62%, 17% and 10%, respectively, of written premiums as of December 31, 2005. Our policies are sold through our banking operations (64% of total premiums as of December 31, 2005), or through independent local brokers (20% of total premiums as of December 31, 2005), multinational brokers (12% of total premiums as of December 31, 2005) and other channels (4% of total premiums as of December 31, 2005). We also retain a minor residual portfolio of health insurance policies.

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

          We rely heavily on technology in our operations. For example, approximately 95% of the insurance policies we currently sell through our banking operations and our independent brokers are processed electronically through Internet connections between these distribution channels and our insurance area. We are continuing to make significant investments in technology in order to further improve our efficiency, reduce costs and decrease fraudulent claims.  Although our claims ratio (retained claims/earned premiums) for the year ended December 31, 2005 was 52.1% compared to the Brazilian insurance ratio of 58.5% for the same period, we seek to further reduce this ratio.

          Among the prizes we received in 2005 were: “The Best Insurance Companies in Brazil”, awarded by Revista Conjuntura Econômica, a Brazilian business magazine; “The most well regarded company – Insurance”, awarded by Revista Carta Capital; “ABEMD Award”, for the telemarketing segment.

          Private Retirement Plans

          In 2005, balances under investment contracts and liabilities for future policy benefits amounted to R$ 11.9 billion, an increase of 39.4% compared to 2004.

          In 2005, Itaú’s reserves in corporate plans grew 47.8%, while the market as a whole has grown 19.8%, according to the Associação Nacional da Previdência Privada – ANAPP.  Assets in these plans were R$ 1.5 billion in December 2005.

          At year-end 2005, we were the second largest private retirement plan manager in Brazil based on total assets, according to ANAPP. As of December 31, 2005, we had R$ 12.1 billion in assets allocated to satisfy our private retirement reserve obligation, an increase of 39.3% as compared to 2004. We concentrate our activities on managing open private retirement plans, which are undergoing a public pension plan reform and experiencing strong growth.

          Capitalization Products

          Capitalization products are savings account products generally requiring that a client deposit a fixed sum with us, to be returned at the end of an agreed upon term, with interest. In return, the customer is entered into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2005, we had approximately 3.9 million capitalization plans outstanding with assets of R$ 1.1 billion. We distribute these products through our network of retail and Personnalité branches. These products are sold by our subsidiary Cia Itaú de Capitalização. During 2005, approximately 2.4 million titles were sold.  In 2005, we also developed other products in order to reach lower income customers. We distributed over R$ 29.7 million in money prizes to 833 customers in 2005.

          Banco Itaú BBA

          Itaú BBA operates in corporate segment, offering a complete range of financial products and services. With a highly qualified staff and supported by a solid operational structure, Itaú BBA has established close relationships with about 1,100 economic groups, thus allowing it to develop products and services customized to the needs of these clients.

          The products and services it provides include payroll processing, advisory activities in mergers and acquisitions, structured finance in Brazil and abroad, and cash management products such as collection and checking accounts.

          In 2005, Itaú BBA increased the offering of investment banking services and structured finance and derivatives operations as well as expanded its overseas operations.

          Investment Banking

          Itaú BBA has elected the growth of activities in the investment banking market as one of its priorities, with the objective of becoming the top Brazilian investment bank within a period of three to five years. The bank’s activities will be focused on the fixed income market, in which Itaú BBA has traditionally held an outstanding position, the equity markets and mergers and acquisitions. To achieve this goal Itaú BBA hired in 2005 experienced staff for this investment banking area.

          In 2005, Itaú BBA led fixed income operations totaling R$ 16.9 billion, of which R$ 13.2 billion in the form of debentures, R$ 3.1 billion in credits rights investment funds (Fundos de Investimentos de Direitos Creditórios – FIDCs), R$ 570 million in promissory notes, and R$ 30.5 million in certificates of real estate receivables (CRIs). As a result, excluding transactions between financial institutions, the bank ranked first place in the ANBID’s fixed income origination and distribution ranking, with market share of 21.0% in origination and 20.9% in distribution.

          In the equity markets, 2005 witnessed some large operations in which Itaú BBA played a significant role. Of particular note was the initial public offering for EDP – Energias do Brasil S.A., amounting to R$ 1,184 million, and the new issue of PIBB - Papéis de Índice Brasil Bovespa for R$ 2,285 million – the largest offering in Brazil in the last two years. The bank was also the arranger and bookrunner for the secondary public share offering of R$ 1,051 million for Tractebel Energia. According to the ANBID ranking, Itaú BBA is in second and third place in equity origination and distribution, respectively, with market share of 15.2% and 10.3%.

          During 2005, Itaú BBA concluded important financial advisory works in mergers and acquisitions and corporate restructuring areas. These included work done for Cia. Brasileira de Distribuição in the acquisition of the Coopercitrus supermarket chain, for Copersucar in the sale of Açúcar União to Nova América; for Carlos Lyra Group in the sale of Profertil S.A. to the French Roullier Group; for the controlling shareholder of Panex with respect to its sale to SEB; and for Suzano Petroquímica S.A. in its acquisition of Basell International Holdings BV’s stake in Polibrasil S.A, one of the year’s largest transactions at US$ 315 million.

          Corporate Banking

          In the domestic loans market, demand rose throughout 2005, leading to a 22.1% year-on-year increase in the local credit assets portfolio. This growth was due to a migration from foreign currency-denominated loans to vehicles such as forex advances and import finance for loans in reais, and to a greater demand for longer term funding.

          Itaú BBA has also developed and consolidated a broad portfolio of electronic products and services, combining Itaú’s strength and technological innovation with creating tailored solutions for its clients.

          Internationally, Itaú BBA focused its activities on financing the subsidiaries of Brazilian companies abroad through transactions in various currencies in more than 20 countries, in addition to providing over US$13 billion in export finance and opening new markets for its clients’ exports by performing operations for countries in Africa, Eastern Europe and the Middle East.

          Itaú BBA continued to benefit by offering substantial lines of credit for foreign trade, and keeping its funding costs at their lowest ever levels.

          In view of China’s increasing importance to its clients, in March 2005, Itaú BBA received authorization to open a representative office in Shanghai. Itaú BBA is currently the only private sector Brazilian bank with a representative office in China, placing it in a unique position to support clients wishing to set up or develop business in that country.

          Finally, Banco Itaú BBA was active in BNDES on-lending to finance large-scale projects for strengthening domestic infrastructure and increasing the productive capacity of various industrial sectors.

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

          The core business of Banco Itaú Buen Ayre is retail banking, with approximately 167,000 active customers in the Argentine middle and upper income bracket at December 31, 2005. At December 31, 2005, according to accounting practices adopted in Brazil, Banco Itaú Buen Ayre had assets of R$ 1,271 million, loan and leasing operations of R$ 730 million, deposits totaling R$ 1,006 million, and stockholders’ equity of R$ 231 million. At that date Banco Itaú Buen Ayre had one of the largest branch networks in the Buenos Aires metropolitan area, consisting of 78 branches; one of the largest ATM networks in Argentina, consisting of 219 ATMs; and 31 customer site branches. Banco Itaú Buen Ayre is significantly concentrated in the Buenos Aires metropolitan area.  In this year, as part of expansion plan, the bank opened two new branches in other strategic cities in the country, Córdoba and Mendoza.

          Certain measures taken by the Argentine government to control the economic crisis that began in 2000, led to a large amount of depositor class actions against Banco Itaú Buen Ayre (R$ 38 million in total, as of December 31, 2005) demanding the enforcement of the original contracts in U.S. dollars. The Argentine banking association and Argentine banks in particular, including Banco Itaú Buen Ayre, have instituted administrative actions before the Argentine central bank and the finance sector in order to compensate depositors through the issuance of public debt.

          During the first quarter of 2005, Banco Itaú Buen Ayre, through its investment advisor, Itaú Asset Management, expanded its role in the mutual funds market by purchasing Rembrandt Funds from ABN Amro Argentina. As of December 31, 2005, Itaú Asset Management constituted 10.45% of the mutual funds market, ranking third as measured by volume, with R$ 888 million under management. We expect this business to continue expanding.

          Additionally, Itaú Sociedad de Bolsa (ISB), a new broker-dealer, launched operations during the month of April 2005.

          In January 2006, Itaú Sociedad de Bolsa signed a Referral Agreement with Merchant Bankers Asociados (MBA), in which the latter will indicate clients to start business with Itaú Sociedad de Bolsa. ISB is due to pay commission fees to MBA based on the trading volume of the future clients.

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

          The group has international fixed income desks in Brazil (Banco Itaú S.A), New York (Itaú Securities Inc.), Lisbon and London (Banco Itaú Europa S.A), and Argentina (Banco Itaú Buen Ayre S.A.).  Our international fixed income team is active in trading and offering emerging markets securities.  In line with the strategy to become a non-stop market dealer, in September 2005, Itaú incorporated Itaú Asia Ltd. in Hong Kong.  We are still waiting for approval from the Securities and Futures Commission in Hong Kong to start operations involving the dealing of securities.

(iv)	Have a presence in important financial markets through representative offices, such as Frankfurt (covering several countries in Europe).

          In this context, in addition to the entities mentioned above, which were active in December 2005, the China Banking Regulatory Commission granted a license for Banco Itaú BBA on March 29, 2005 to open a Representative Office in Shanghai, allowing the bank to serve your corporate clients in this important market.

          Trade Financing

          For the year ended December 31, 2005, we financed approximately US$ 3.5 billion in trade transactions. Our trade financing activities focus on export, pre-export and import financing. Export and pre-export financing take the form of an advance to an exporter in reais against a foreign exchange contract entered into with us either before or after the shipment occurs. We also act as an intermediary between domestic exporters and foreign importers in advancing pre-export financing from the importer to the exporter. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding at December 31, 2005 was approximately US$ 932 million.

          Our export financing to larger corporate customers is generally unsecured. We usually require smaller corporate customers to provide security, particularly for pre-export financing. Export financing is extended in reais and indexed to the U.S. dollar or the relevant foreign currency of the foreign exchange contract.

          We conduct import financing by extending credit and by issuing letters of credit. At December 31, 2005, Itaú had US$ 174 million (including guarantees) in principal amount of import financing.

          We are licensed by the Central Bank to trade in the foreign exchange markets. Our foreign exchange transactions are conducted subject to Central Bank limits on our overall daily position. These limits are intended to control the level of reais in the market and to limit foreign exchange speculation.  In addition, we have internal credit limits on our foreign exchange contracts with other banks. For the year ended December 31, 2005, our total volume of foreign exchange transactions related to exports was approximately US$ 4 billion and our total volume of foreign exchange transactions related to imports was approximately US$ 5 billion.

          Itaucred

          The segment of Itaucred consists of transactions offered mainly to non-account holder customers.  The creation of this segment was part of our core strategy of dividing our operations based on the specific needs of our several classes of clients.  The operations of Itaucred consist of Taií’s operations, the association with CBD and LASA, the investments in Banco Fiat and Intercap, the increase of participation in Banco Credicard S.A. and the loans tied to payroll.

          The consumer credit segment includes:

•	Automobiles: financing marketed outside the branch network;

•	Credit Cards: credit cards for non-account holders; and

•	Taií: offers credit to the low-income population and loans tied to payroll.

          Automobile Financing

          On December 31, 2005, our portfolio of automobile financing, vehicle leasing and consortium consisted of approximately 1,275,000 contracts, of which approximately 72% were non-depositor contracts.  The portfolio of automobile financing and vehicle leasing grew 84% to R$ 11 billion in 2005 as compared to 2004, representing a market share of approximately 19.1%.

          The automobile financing sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers.  These companies account for approximately 30% of the market. The remaining 70% of the market is fragmented among numerous commercial banks. According to the Associação Brasileira de Empresas de Leasing–ABEL, the Brazilian association of leasing companies, on December 31, 2005 we were the largest leasing company in Brazil in terms of present value of lease operations.

          As part of an strategic alliance, in March, 2003 Itaú acquired the total capital of Banco Fiat S.A., or Banco Fiat, and until March, 2013 Banco Fiat will enjoy exclusive rights with respect to the automobile financing and leasing consortium organized by Fiat in Brazil and Fiat’s preferential recommendation to automobile dealerships to use Banco Fiat for automobile financing.

          We lease and finance automobiles through 13,000 dealers. Through our alliance with Banco Fiat we obtained access to 517 of those dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are usually granted within 20 minutes and one hour, depending on the credit history of the customer.

          In December 2004, we acquired from Intercap its company engaged in sales promotion, which gave us a position in the market segment for financing used cars with an average age of seven years. This acquisition added 1,100 new stores and 55,000 automobile financings to our portfolio. Intercap brought the expertise on credit extension to subprime market which was incorporated to credit and operational platform.

          In 2005 we developed a new division of the financing business by beginning operations in the financing of trucks. The cross-selling through this channel of credit card, life and house insurance improved our income during the year and we intend to strengthen this during 2006.

          Credit Cards - Credicard

          Through 2005, in preparation of the split that took place in April 2006, all existing credit cards of Credicard were allocated in two different and equivalent credit card customer bases. The actual split of the customers took place only in 2006. As a result of the negotiations, Itaú also received upon the split the co-branded portfolios of TAM, CBD (Pão de Açúcar) and FIAT cards issued by Credicard.

          Credicard’s shared management has terminated on April 30, 2006 and the assets and liabilities associated with the respective credit card base have been transferred to Itaú or to Citibank, as the case may be, at the same date.

          The proportional card base and transaction volume of non-current account holders as of December 31, 2005 corresponded to 4.0 million cards and R$11.0 billion, respectively.

          Taií

          Throughout 2005, we increased significantly our operations in the consumer credit segment, becoming an important player in this market at the end of the year.  In 2005, the consumer credit operations offered under the Taií brand totaled R$718 million, reaching approximately 3.5 million clients served in 648 outlets.

          These results were due to several factors, including:

•

The expansion of the Taií outlet network, with 130 points strategically distributed in the states of the Rio de Janeiro and São Paulo, high productivity sales and a focus on earnings, based on strict risk and cost management.  The goals for 2006 are to close the year with 300 Taií outlets nationwide, with particularly strong growth in Brazil’s northeast and south, and increase the range of financial products offered to clients.

•

An increased Taií presence in the network of stores owned by Companhia Brasileira de Distribuição (CBD), offering unique financial products and services exclusively to Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas customers.  We played a continuing role in the expansion policy of FIC (Financeira Itaú-CBD), which in 2005 focused on converting the client base and setting up 308 points of sale under the Taií brand.  In 2006, we seek to maximize our use of space inside CBD stores and grow our customer portfolio.

•

The partnership with LASA, which has allowed us to market financial products and services exclusively to Lojas Americanas, Americanas Express and Americanas.com customers.  In 2006, we plan to offer personal loans with check in Lojas Americanas Taií outlets, in addition to introducing private label and co-branded credit cards.

Marketing and Distribution Channels

          We provide integrated financial services and products to our markets through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs (automated teller machines) and CSBs (customer site branches, which are banking service centers located on a corporate customer’s premises).

          The following table provides information as to our branch network, customer site branches and ATMs at December 31, 2005 in Brazil and abroad:

	Branches	CSBs	ATMs

Banco Itaú	2,207	744	21,634
Personnalité	93	—	171
Itaú BBA	7	—	—
Other branches, CSBs and ATMs abroad (1)	84	39	218

Total	2,391	783	22,023

(1) Includes Itaú, Itaú BBA and Itaú Buen Ayre.

          The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2005:

Region	Branches	CSBs	ATMs

South	495	166	3,242
Southeast	1,451	492	15,974
Centerwest	215	42	1,203
Northeast	115	23	1,058
North	31	21	328

Total	2,307	744	21,805

          Branches

          As of December 31, 2005, we had a network of 2,307 full service branches throughout Brazil, which include our Personnalité branches. We have branches in municipalities representing over 78% of Brazil’s GDP at December 31, 2005.  Although our branch network is national, our branches are concentrated heavily in the southeast of Brazil. At December 31, 2005, 85% of our branches were located in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, which collectively accounted for more than 62% of Brazil’s GDP. The branch network serves as a distribution network for all of the products and services we offer to our customers. We also offer credit cards, insurance plans and private retirement plans through our branches.

          Customer Site Branches, or CSBs

          We operated 744 CSBs throughout Brazil at December 31, 2005. The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs. The CSBs represent a low cost alternative to opening full service branches. In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

          ATMs

          We operated 22,023 ATMs at December 31, 2005 for the use of our customers. The annual volume of the ATMs is approximately 1,110 million transactions. Our customers may conduct almost all account operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as Cirrus and Maestro in connection with our ATM services.

          Other Distribution Channels

          We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through different electronic channels, which allow us to conduct our retail operations at a lower transaction cost. These channels include:

•	Attended telephone centers, with an annual volume of 239.8 million transactions,

•	Home and office computer banking system, with an annual volume of 645.7 million transactions,

•	POS/PDV/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the point of sale, with 203.3 million transactions per year,

•	various others, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

Risk Management

          The Brazilian Central Bank has announced its intention to implement changes in regulation of financial institution risk management operations in the near future.  These changes will be based on the principles and rules provided for in the New Capital Accord that was issued in June 2004 by the Basel Committee on Banking Supervision (Basel II).  The Basel II principles and rules include:

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

          We have anticipated the Basel II requisites by developing and improving proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures.  These models are based on the following elements:

•	economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions,

•	Market risks using value at risk (VaR) to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our whole exposure in extreme situations;

•

Credit risks tools which typically involve credit and behavior scoring for retail portfolios, subject to mass processes and proprietary rating models for corporate clients, with uniform individual approaches. We also use portfolio management models to quantify and allocate economic capital;

•

Operational risks which are being mapped and already have an important amount evaluated on a current basis, by the use of internal data bases and statistical models that monitors the frequency and the severity of internal events of losses to quantify the risks and allocate economic capital;

•	daily monitoring of positions in relation to pre-established market risk limits, and

•	simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

          In order to further comply with the new requirements of these more advanced risk models provided for in Basel II, we established internal committees composed of executives from all areas of the corporation.  In 2005, Itaú focused on the construction of a historical database for probabilities of default, models for loss given default estimates and models and historical databases for operational losses. The project has been completed according to the action plan elaborated by the internal committees in the end of 2004. We believe that the changes to be implemented will result in lower capital requirements and, therefore, will establish grounds for an increase in volume of credit operations resulting from the same capital base.

          Risk management and assets and liabilities decisions are under the responsibility of the following committees:

•	our senior credit committee, which sets overall credit risk policy and makes major credit risk decisions,

•	our financial risk management executive committee, which sets policies and limits for market and liquidity risks, and monitors positions on a consolidated basis, and

•	our auditing and operational risk supervision committee (comissão superior de auditoria e gestão de riscos operacionais), which monitors operational risk controls and compliance systems.

Market and Liquidity Risk Management

          Market and liquidity risk is the responsibility of our financial risk management executive committee.  The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios.  It also determines criteria for internal fund transfers and establishes minimum reserve limits.

          To manage liquidity, we monitor and analyze liquidity through statistical and financial projections models, which enable analysis of the variables that affect our cash flows and our liquidity levels.

          We establish minimum liquidity reserve limits based on analysis of the volatility of certain variables and of political and economic scenarios.  These limits are periodically reviewed in light of guidelines set by the financial risk management executive committee, or as a result of new market conditions and our strategic and commercial decisions.

          Under Resolution 2,804 issued by the Central Bank, the following information is submitted periodically to our financial risk management executive committee:

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

          The financial risk management executive committee analyzes the statement of income and risk information on a weekly basis and establishes limits for our risk exposures, interest rate positions and foreign currency risk positions.  It takes into account correlations across different markets.  Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered in risk models.  In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

          Credit Risk Management

          Our credit risk management is centralized and carried out by a specific structure under the corporate risk area, which congregates operational and market risk. Our senior credit committee that oversees all of Itaú Holding, defines the credit policies of the different divisions. The credit committees establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies. In the case of very large credit operations, the credit committee must also consult with the senior credit committee.

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

          There is a different credit review process for credit amounts higher than that available through the automated credit process and for categories of customer or types of credit not subject to the automated credit process, including credit operations in the middle market and corporate divisions. In these cases, we examine each application individually, verify data and carry out traditional credit analysis methodologies.

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

          We assign each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Within Itaú, which is focused on retail and small and medium enterprises, credit managers may approve values between R$ 800,000 and either R$ 3.0 million or R$ 8 million (if two credit managers are acting together), depending on the rating attributed to the borrower under the automated credit process.  For loans between R$ 3 million and R$ 12 million, approval must be given by a credit director. Loans between R$ 10 million and R$ 60 million require approval from the credit committee, and may require approval from the senior credit committee, depending on the terms of the proposed loan and the credit rating of the proposed borrower.  In addition, any loan greater than R$ 60 million is subject to the approval of the senior credit committee.

          At Itaú BBA, which targets the large corporate divisions, the credit decision process is also based on the rating and size of the loan. There is no individual authority and the lowest credit authority is represented by two commercial directors and the credit director/credit representative, who, together, can approve up to R$ 75 million, depending on the risk rating and the term of the credit being granted. The highest credit authority within Itaú BBA is represented by the commercial vice-president and the credit director, who, together can approve up to R$ 100 million, depending on the risk rating. Any loan above R$ 100 million has to be submitted to the approval of senior credit committee.

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

          The second module, currently in an advanced stage of implementation, focuses on control and quantification of operational risks and includes a database of operational losses, such as frauds and lawsuits.  Statistical models are applied to the database to measure and control operational risks exposure, assessing provisions for expected losses and holding capital for unexpected losses.

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

Funding

Main Sources

          Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2005, total deposits amounted to approximately R$ 47.9 billion representing 55.1% of total funding. Our savings deposits represent our major source of funding which, as of December 31, 2005 accounted for 41.3% of total deposits.

          The following table sets forth a breakdown of our sources of funding as of December 31, 2005 and 2004:

	2005		2004

	Millions of R$	% of total funding	Millions of R$	% of total funding

Deposits	47,864	55.1	38,273	53.0
Demand deposits	11,913	13.7	10,586	14.7
Other deposits	434	0.5	151	0.2
Savings deposits	19,783	22.8	19,197	26.6
Time deposits	15,352	17.7	8,093	11.2
Deposits from banks	382	0.4	246	0.3
Federal funds purchased and securities sold under repurchase agreements	6,771	7.8	6,786	9.4
Total short-term borrowings	17,433	20.0	12,354	17.1
Trade finance borrowings	1,789	2.1	2,502	3.5
Local on-lendings	114	0.1	336	0.5
Euronotes	37	—	82	0.1
Securities issued by us sold to customers under repurchase agreements	15,303	17.6	9,256	12.8
Other short-term borrowings	190	0.2	178	0.2
Total long-term debt	14,804	17.1	14,739	20.5
Local on-lendings	3,951	4.5	4,107	5.7
Euronotes	233	0.3	521	0.7
Fixed rate notes	721	0.8	551	0.8
Mortgage notes	—	—	1	—
Trade financing borrowings	2,305	2.7	2,858	4.0
Debentures	1,455	1.7	—	—
Subordinated debt	4,311	5.0	4,456	6.2
Diversified payments right	1,285	1.5	1,903	2.6
Other long-term debt	543	0.6	342	0.5
Total	86,872	100.0	72,152	100.0

          The following tables set forth a breakdown of deposits by maturity, as of December 31, 2005 and 2004:

(in millions of R$)

	2005

	0-30 days	31-180 days	181-365 days	Over 365 days	Total

Non-interest bearing deposits	12,347	—	—	—	12,347
Demand deposits	11,913	—	—	—	11,913
Other deposits	434	—	—	—	434
Interest bearing deposits	24,130	4,748	1,824	4,815	35,517
Savings deposits	19,783	—	—	—	19,783
Time deposits	4,121	4,592	1,824	4,815	15,352
Deposits from banks	226	156	—	—	382
Total	36,477	4,748	1,824	4,815	47,864

	2004

	0-30 days	31-180 days	181-365 days	Over 365 days	Total

Non-interest bearing deposits	10,737	—	—	—	10,737
Demand deposits	10,586	—	—	—	10,586
Other deposits	151	—	—	—	151
Interest bearing deposits	22,101	2,199	1,870	1,366	27,536
Savings deposits	19,197	—	—	—	19,197
Time deposits	2,691	2,166	1,870	1,366	8,093
Deposits from banks	213	33	—	—	246
Total	32,838	2,199	1,870	1,366	38,273

          The following table sets forth the mix of the individual and corporate time deposits at our domestic offices, divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2005 and  2004:

	2005	2004

Retail	7.2%	6.2%
Personnalité	0.6%	0.7%
Middle market	0.1%	0.6%
Corporate	92.1%	92.5%
Total	100.0%	100.0%

          Other Sources

          We also act as a financial agent through borrowing funds from Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the Brazilian government development bank, or Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais – FINAME, the national industrial finance authority, and passing the funds at a spread determined by the government to the targeted sectors of the economy. These borrowings are primarily in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2005, we participated as on-lender in BNDES and FINAME - financed transactions valued at approximately R$ 4.1 billion.  See “Operations – Banco Itaú BBA  – Investment Banking and Corporate Banking”.

          We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2005, our total import and export funding was approximately R$ 4.1 billion.

          In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2005, we had approximately R$ 1.1 billion outstanding of structured and financial transactions. Our international operations, including our Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “– International Operations”.

          We also generate additional funds for our operations through the resale to our customers of our securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate.  Total funding under this financial product as of December 31, 2005 amounted to R$ 15.3 billion.

          We also obtain funds from securitization transactions relating to our non-Brazilian diversified payment orders. These transactions are effectively secured loans collateralized by our current and future payment orders and because of that, the effective interest rates charged on these funds are lower than could otherwise be obtained through other available financing alternatives. As of December 31, 2005, our outstanding balance was R$ 1.3 billion.

          In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

          Over the last five years (from 2001 to 2005), we have made technology investments of R$1.8 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

          We have successfully run four full-scale tests recently, validating functionality and performance of the disaster recovery process. This process allows the continuity of commercial operations and protects the shareholders and clients’ patrimony against natural and operational risks. This indicates the high-level of risk management performed and places us in a distinguished position on Brazilian market. To make this process feasible, we made investments of R$166.6 million over the last five years, corresponding to 9% of our IT investments.

Competition

          General

          The last several years have been characterized by increased competition and consolidation in the financial services industry.

          Retail Banking

          The markets for financial and banking services in Brazil are highly competitive. At November 30, 2005, there were 137 multiple-service banks, 22 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

          We, together with Banco Bradesco, Unibanco, Banco Santander and ABN-Amro, dominate the private multiple services banking sector. At November 30, 2005, these banks accounted for more than 58% of the Brazilian multiple services private banking sector’s total assets. We also face competition from public-sector banks.  Banco do Brasil S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 30% of the banking system’s total assets at November 30, 2005.

          The Brazilian banking industry has also faced increasing competition from foreign banks. Earlier, certain large United States banks, such as Citibank, established significant presences in Brazil. Most recently, other large foreign financial groups, such as HSBC, ABN Amro and Santander Central Hispano, have gained entry into the Brazilian market through the acquisition of various Brazilian financial institutions.

          Credit Cards

          The Brazilian credit card market is highly competitive, growing at a rate over 20% per year over the past 5 years. The major competitors of Itaucard and Credicard are Banco Bradesco, Banco do Brasil, Unibanco and Banco ABN Amro Real. The key competitive factors in this market are brand awareness, price policy (interest rate, cardholder fees and merchant fees), card distribution channels and acceptance network. Credit card companies are increasingly adopting co-branded strategies, alliances and mileage programs to diversify their product portfolios.

          Asset Management

          The asset management industry in Brazil is still in an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes established banks such as Banco do Brasil, Banco Bradesco and Unibanco as well as several other participants such as Caixa Econômica Federal, Citibank, HSBC, ABN Amro Real and Banco Safra.

Insurance

          The Brazilian insurance market is highly competitive. As of December 31, 2005, this industry consisted of approximately 130 insurance companies of varying sizes. Our primary competitors in this sector are Sul América Seguros, Bradesco Seguros, Porto Seguro Seguros, Unibanco AIG Seguros and Banco do Brasil Seguros. At December 31, 2005, we represented approximately 12.7% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presences in their respective region.

          Private Retirement Plans and Capitalization Products

          Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil and Unibanco, which, like us, take advantage of their extensive branch network to gain access to the retail market.

          Corporate and Investment Banking

          In the corporate and investment banking area, Itaú BBA faces competition from some of the largest Brazilian banks, namely Bradesco, Unibanco and Banco do Brasil as well as some of the international financial groups including, Citibank, HSBC, Santander, ABN-Amro and UBS. Additionally, smaller banks, including Votorantim, ABC Brasil, Alpha, Pactual and Safra, are active in the corporate sector.

          Consumer Finance

          The consumer finance sector has changed significantly in the last 10 years, starting with Unibanco´s acquisition of Fininvest in 1996, followed by HSBC’s acquisition of Losango and Bradesco’s acquisition of Zogbi in the last years. Besides these companies, other large competitors in this industry include Panamericano, Citifinancial, GE Money and Ibi Bank.

          Key competitive factors in this industry are distribution, a strong brand, consumer relationship management and strategic alliance with key retailers. Itaú has made alliances with Companhia Brasileira de Distribuição and Lojas Americanas, leaders in their sectors, Bradesco with Casas Bahia and Unibanco with Magazine Luiza and Ponto Frio.

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

          Foreign Currency Loans

          Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) if for the purpose of on-lending those funds in Brazil to Brazilian corporations and financial institutions. The Central Bank may establish a minimum term for borrowings of foreign currency. Currently, there is no minimum term requirement, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions at a rate of 5% levied on the notional amount in local currency of the foreign currency exchange contract entered into for the inflow of resources. However, as of December 29, 2005, the tax rate on financial transactions levied on credit transactions realized by financial institutions regarding on-lending of international funds was reduced to zero.

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

          There is no limit to long or short positions of banks (commercial, multiple, investment and development banks) authorized to carry out transactions on the foreign exchange market.

          Other institutions (savings banks – Caixas Econômicas, finances houses, brokerages and dealers, and exchange houses) within the National Financial System in Brazil are subject to the following limits:

•

Long positions are limited to US$500,000; if institutions exceed this limit, they first receive a formal warning to regularize the excess and, if the amount is exceeded again within 90 days as of the first one, the authorization to carry out transactions on the foreign exchange market will be revoked.

•	There are no limits on the foreign exchange short positions.

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

          In 2005, credit granting volumes doubled in relation to 2004 mainly from the improvements in the regulation. It is expected that in 2006 the growth trend will be confirmed, creating in this way new business opportunities.

          Regulation of Independent Auditors

          On May 29, 2003, the Central Bank adopted Resolution 3081, revoked by Resolution 3,198 of May 27, 2004 (which was updated by Resolution 3,271 of March 24, 2005 and by Resolution 3,332 of December 22, 2005), which consolidates and regulates the rules relating to independent audit services provided to financial institutions. The main changes are the following:

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

•	definition of certain services that the independent auditor will not be able to offer due to the risk of losing independence, following the standards already required by the CVM;

•	the suspension of the 9th clause of Resolution 3,198 until 2007, which determined the rotation of the independent auditor firm every five years;

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

          After “Medida Provisória” No. 281/06 became effective in February 2006, the CPMF rate applicable to withdraws from checking accounts used to fund the purchase of shares in IPOs not carried out on the Brazilian stock exchange was reduced to zero, provided that the company issuing the shares is registered with the exchange.

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

          Brazilian “Medida Provisória” No. 281/06 also reduced to zero the IRF rate on income from public securities if paid, credited or otherwise remitted abroad to non-resident beneficiaries, provided that the investors are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) and provided further that the securities were not acquired under an obligation by the buyer to resell them.  Special conditions were created to tax this income prior to February 2006.  The IRF rate on income from investment funds exclusive to non-resident investors holding at least 98% of public securities was also reduced to zero, provided that the investors are not resident in a tax haven jurisdiction and provided further that the securities were not acquired under an obligation by the buyer to resell them. In addition, the IRF rate on income from the “Fundos de Investimento em Participações,” “Fundos de Investimento em Cotas de Fundos de Investimento em Participações,” and “Fundos de Investimento em Empresas Emergentes” was also reduced to zero provided that certain other conditions are met.

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

Insurance Regulation

          The Brazilian insurance system is governed by three regulatory agencies:  the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados - CNSP), the Superintendency of Private Insurance (Superintendência de Seguros Privados - SUSEP) and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar–ANS). With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social - INSS).  Insurance companies sell policies through qualified brokers. In accordance with recent changes in Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the superintendency of private health insurance.

          Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

          Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP, or by ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

          There is currently no restriction on foreign investments in insurance companies.

          According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. Currently, only IRB Brasil Resseguros S.A. – IRB, which is controlled by the Brazilian government, may offer reinsurance in Brazil. However, there is a Bill currently being considered by the Brazilian National Congress establishing the possibility of other reinsurance companies, besides IRB, to offer reinsurance in Brazil.

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

SELECTED STATISTICAL INFORMATION

          The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5 – Operating and Financial Review and Prospects.”  Information is presented as of and for the years ended December 31, 2005, 2004 and 2003, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2002 and 2001.

          The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

          The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using daily book balances for the years ended December 31, 2005, 2004 and 2003 (except for balances of Itaú BBA which were computed on month-end book balances).

          Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities.  Therefore, interest income has not been presented on a tax-equivalent basis.

(in millions of R$, except percentages)

	2005			2004			2003

Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

Interest-earning assets	103,248	20,826	20.2%	84,929	16,259	19.1%	77,608	16,425	21.2%
Interest-bearing deposits in other banks	21,175	2,446	11.6%	11,578	1,215	10.5%	9,562	1,331	13.9%
Securities purchased under resale agreements and federal funds sold	5,929	849	14.3%	11,738	1,618	13.8%	7,802	1,612	20.7%
Central Bank compulsory deposits	7,223	928	12.9%	6,085	711	11.7%	5,413	928	17.1%
Trading assets and securities:	22,347	3,009	13.5%	19,426	2,938	15.1%	21,965	3,315	15.1%
Trading assets, at fair value	11,475	1,710	14.9%	8,244	1,903	23.1%	11,116	2,411	21.7%
Available for sale securities, at fair value	9,039	1,040	11.5%	8,933	823	9.2%	9,543	786	8.2%
Held-to-maturity securities, at amortized cost	1,833	259	14.1%	2,249	212	9.4%	1,306	118	9.0%
Loans and leases	46,573	13,593	29.2%	36,103	9,777	27.1%	32,866	9,239	28.1%
Non-interest-earning assets	29,603			26,525			26,933
Cash and due from banks	2,449			2,099			1,507
Central Bank compulsory deposits	3,502			2,948			3,044
Non-accrual loans	1,550			1,399			1,474
Allowance for loan and lease losses	(3,274)			(2,858)			(2,416)
Premises and equipment, net	2,455			2,627			2,536
Investments in unconsolidated companies	2,603			1,196			1,357
Goodwill and intangibles assets, net	3,318			1,871			1,578
Other assets	17,000			17,243			17,853
Total assets	132,851			111,454			104,541

(in millions of R$, except percentages)

	2005			2004			2003

Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

Interest-bearing liabilities	76,418	8,728	11.4%	65,553	6,579	10.0%	64,688	6,645	10.3%
Interest-bearing deposits:	30,634	3,311	10.8%	23,547	2,012	8.5%	24,799	3,252	13.1%
Saving deposits	19,735	1,501	7.6%	18,764	1,275	6.8%	17,827	1,655	9.3%
Deposits from banks	447	34	7.7%	497	50	10.1%	796	150	18.8%
Time deposits	10,452	1,776	17.0%	4,286	688	16.0%	6,176	1,447	23.4%
Securities sold under repurchase agreements and federal funds purchased	5,909	1,219	20.6%	10,809	1,870	17.3%	8,801	1,683	19.1%
Borrowings:	31,695	3,011	9.5%	26,148	2,066	7.9%	29,062	1,264	4.4%
Short-term borrowings	16,160	1,986	12.3%	10,808	1,173	10.9%	13,589	663	4.9%
Long-term debt	15,535	1,025	6.6%	15,340	893	5.8%	15,473	601	3.9%
Investment contracts	8,179	1,188	14.5%	5,049	631	12.5%	2,026	446	22.0%
Non-interest-bearing liabilities	38,694			30,577			26,947
Non-interest-bearing deposits	10,172			8,885			7,336
Other non-interest-bearing liabilities	28,522			21,692			19,611
Stockholders’ equity	17,739			15,324			12,906
Total liabilities and stockholders’ equity	132,851			111,454			104,541

Changes in Interest Income and Expenses – Volume and Rate Analysis

          The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2005 compared to 2004 and for the year ended December 31, 2004 compared to 2003. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

	(in million of R$)

	Increase/(decrease) due to changes in:

	2005/2004			2004/2003

	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change

Interest-earning assets:	3,991	576	4,567	1,271	(1,437)	(166)
Interest-bearing deposits in other banks	1,098	134	1,231	249	(365)	(116)
Securities purchased under resale agreements and federal funds sold	(830)	61	(769)	650	(644)	6
Central Bank compulsory deposits	142	76	217	105	(322)	(217)
Trading assets and securities:	572	(501)	71	(619)	242	(377)
Trading assets	607	(800)	(193)	(655)	146	(509)
Available for sale securities	10	207	217	(52)	90	37
Held-to-maturity securities	(45)	91	47	89	6	94
Loans and leases	3,009	806	3,816	886	(348)	538
Interest-bearing liabilities:	1,242	908	2,150	300	(367)	(66)
Interest-bearing deposits:	1,109	190	1,299	(335)	(905)	(1,240)
Saving deposits	68	158	226	83	(463)	(380)
Deposits from banks	(5)	(11)	(16)	(45)	(56)	(100)
Time deposits	1,045	43	1,089	(374)	(386)	(760)
Securities sold under repurchase agreements and federal funds purchased	(962)	310	(652)	358	(170)	188
Borrowings:	653	292	945	(165)	966	801
Short-term borrowings	642	171	813	(160)	670	510
Long-term debt	11	121	132	(5)	296	291
Investment contracts	441	116	557	442	(258)	185

Net Interest Margin and Spread

          The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2005, 2004 and 2003.

(in millions of R$, except percentages)

	2005	2004	2003

Total average interest-earning assets	103,248	84,929	77,608
Total average interest-bearing liabilities	76,418	65,553	64,688
Net interest income(1)	12,097	9,680	9,780
Average yield on average interest-earning assets(2)	20.2%	19.1%	21.2%
Average rate on average interest-bearing liabilities(3)	11.4%	10.0%	10.3%
Net interest spread(4)	8.7%	9.1%	10.9%
Net interest margin(5)	11.7%	11.4%	12.6%

(1)	Total interest income less total interest expense.
(2)	Total interest income divided by average interest-earning assets.
(3)	Total interest expense divided by average interest-bearing liabilities.
(4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

          The following table sets forth selected financial data for the periods indicated:

(in millions of R$, except percentages)

	2005	2004	2003

Net income	5,453	4,634	3,281
Average total assets	132,851	111,454	104,541
Average stockholder’s equity	17,739	15,324	12,906
Net income as a percentage of average total assets	4.1%	4.2%	3.1%
Net income as a percentage of average stockholder’s equity	30.7%	30.2%	25.4%
Average stockholder’s equity as a percentage of average total assets	13.4%	13.7%	12.3%
Dividend payout ratio per share (1)	34.0%	29.6%	33.8%

(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A – Key Information – Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per share.

Securities Portfolio

          General

          The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2005, 2004 and 2003. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 10 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 5, 6 and 7 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)

	2005	% of total	2004	% of total	2003	% of total

Trading assets, at fair value	16,478	100.0%	11,995	100.0%	10,638	100.0%
Brazilian federal government securities	1,054	6.4%	254	2.1%	2,728	25.6%
External debt securities	487	3.0%	774	6.4%	404	3.8%
Corporate debt securities	691	4.2%	1,020	8.5%	823	7.7%
Other marketable securities (1)	11,080	67.2%	8,020	66.9%	5,301	49.9%
Derivative financial instruments	3,166	19.2%	1,927	16.1%	1,382	13.0%
Trading assets as a percentage of total assets	11.8%		10.4%		10.2%
Securities available for sale, at fair value except for restricted stock at cost	8,369	100.0%	8,013	100.0%	9,445	100.0%
Investment funds	215	2.6%	20	0.2%	92	1.0%
Bank debt securities	151	1.8%	150	1.9%	835	8.8%
Brazilian federal government securities	2,140	25.6%	2,956	36.9%	5,315	56.2%
External government debt securities	113	1.4%	447	5.6%	934	9.9%
Corporate debt securities	4,663	55.6%	3,750	46.8%	1,762	18.7%
Marketable equity securities	1,087	13.0%	690	8.6%	507	5.4%
Securities available for sale as a percentage of total assets	6.0%		6.9%		9.1%
Held-to-maturity securities, at amortized cost	1,428	100.0%	3,483	100.0%	3,532	100.0%
Brazilian federal government securities	825	57.8%	2,002	57.5%	1,840	52.1%
External debt securities	191	13.4%	792	22.7%	1,041	29.5%
Corporate debt securities	412	28.8%	689	19.8%	651	18.4%
Held-to-maturity securities, as a percentage of total assets	1.0%		3.0%		3.4%

(1) Other marketable securities represent primarily mutual funds.

          The following table sets forth our portfolio of trading assets, securities available for sale and held to maturity securities at its amortized cost and its fair value, as of December 31, 2005.

	Amortized cost	Fair value

Trading assets	16,072	16,478
Brazilian federal government securities	1,056	1,054
External debt securities	473	487
Corporate debt securities	691	691
Other marketable securities (1)	11,076	11,080
Derivative financial instruments	2,776	3,166
Securities available for sale	8,042	8,369
Investment funds	185	215
Bank debt securities	298	151
Brazilian federal government securities	2,001	2,140
External debt securities	112	113
Corporate debt securities	4,559	4,663
Marketable equity securities	887	1,087
Held-to-maturity securities	1,428	1,587
Brazilian federal government securities	825	903
External debt securities	191	252
Corporate debt securities	412	432

(1) Other marketable securities represent primarily mutual funds.

Maturity Distribution

          The following table sets forth the maturity distribution and average yields as of December 31, 2005 for our trading assets, securities available for sale and held-to-maturity securities.

									(in millions of R$, except percentages)

	Maturity

	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total

	Average yield

	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %

Trading assets	11,063		3,448		1,336		324		307		16,478
Brazilian federal government securities	—	0.0%	725	10.0%	323	6.1%	—	0.0%	6	0.1%	1,054	8.8%
External debt securities	—	0.0%	128	1.9%	60	9.2%	6	7.8%	293	2.2%	487	3.0%
Corporate debt securities	—	0.0%	65	4.7%	345	0.7%	277	5.0%	4	0.4%	691	2.8%
Other marketable securities (1) (2)	11,063	0.0%	13	0.0%	—	0.0%	—	0.0%	4	0.0%	11,080	0.0%
Derivative financial instruments (2)	—	0.0%	2,517	0.0%	608	0.0%	41	0.0%	—	0.0%	3,166	0.0%
Securities available for sale	1,302		2,316		2,256		1,541		954		8,369
Investment funds (2)	215	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	215	0.0%
Bank debt securities	—	0.0%	151	9.5%	—	0.0%	—	0.0%	—	0.0%	151	9.5%
Brazilian federal government securities	—	0.0%	674	7.8%	515	1.1%	258	11.3%	693	9.5%	2,140	7.2%
External government debt securities	—	0.0%	35	0.0%	76	0.1%	—	0.0%	2	0.0%	113	0.1%
Corporate debt securities	—	0.0%	1,456	1.9%	1,665	3.0%	1,283	6.9%	259	10.1%	4,663	4.3%
Marketable equity securities (2)	1,087	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	1,087	0.0%
Held-to-maturity securities	—		61		381		652		334		1,428
Brazilian federal government securities	—	0.0%	26	6.8%	239	1.6%	234	8.6%	326	4.2%	825	4.8%
External debt securities	—	0.0%	—	0.0%	98	0.0%	85	0.0%	8	0.1%	191	0.0%
Corporate debt securities	—	0.0%	35	1.6%	44	0.0%	333	5.8%	—	0.0%	412	4.8%

(1) Other marketable securities represent primarily mutual funds.

(2) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

          The following table sets forth our securities portfolio by currency as of December 31, 2005, 2004 and 2003.

(in millions of R$)

	Fair value		Amortized cost

	Trading assets	Securities available for sale	Held-to-maturity securities	Total

At 2005
Denominated in Brazilian currency	14,574	4,944	719	20,237
Denominated in Brazilian currency and indexed by foreign currency (1)	270	237	215	722
Denominated in foreign currency (1)	1,634	3,188	494	5,316
At 2004
Denominated in Brazilian currency	10,149	3,394	2,054	15,597
Denominated in Brazilian currency and indexed by foreign currency (1)	28	384	285	697
Denominated in foreign currency (1)	1,818	4,235	1,144	7,197
At 2003
Denominated in Brazilian currency	9,357	5,436	1,781	16,574
Denominated in Brazilian currency and indexed by foreign currency (1)	157	293	365	815
Denominated in foreign currency (1)	1,124	3,716	1,386	6,226

(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

          We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits at December 31, 2005, 2004 and 2003.

(in millions of R$, except percentages)

	2005		2004		2003

	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits

Non-interest earning (1)	5,292	39.9%	3,228	30.5%	4,499	55.2%
Interest-earning (2)	7,985	60.1%	7,343	69.5%	3,657	44.8%
Total	13,277	100.0%	10,571	100.0%	8,156	100.0%

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

(in millions of R$)

	2005	2004	2003	2002	2001

Type of loans and leases (1)
Commercial:
Industrial and others	19,981	16,152	13,540	12,927	9,648
Import financing	407	1,032	1,346	2,395	862
Export financing	2,182	3,289	3,224	4,319	2,553
Real estate loans, primarily residential housing loans	1,985	1,896	2,057	2,344	2,768
Lease financing	8,292	3,929	1,288	1,000	1,338
Government	1,293	973	958	867	398
Individuals:
Overdraft	1,975	1,681	1,297	1,358	1,316
Financing and others	12,526	8,383	7,496	5,286	3,868
Credit card	4,079	2,709	1,851	1,630	1,409
Agricultural	2,662	2,638	1,959	2,083	1,770
Allowance for loan losses	(3,933)	(2,811)	(2,848)	(2,748)	(2,250)
Loans, net	51,449	39,871	32,168	31,461	23,680

(1)  Non-accrual loans amounted to R$2.0 billion, R$1.2 billion, R$1.5 billion, R$1.5billion and R$1.3 billion as of December 31, 2005, 2004, 2003, 2002, and 2001, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease.

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

Indexing

          Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and pass-through operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 13.7%, 19.9% and 25.8% of our loan portfolio as of December 31, 2005, 2004 and 2003, respectively.

Loans and Leases – Maturity and Interest Rates

          The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2005 by maturity according to the type of loans and leases, as well as the classification of such portfolio between variable and fixed rates for each range of maturity:

Current

(in millions of R$)

Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity

Commercial:
Industrial and others	3,430	3,737	2,267	2,390	3,793	2,091	1,400
Import financing	43	61	108	90	68	33	—
Export financing	379	643	304	285	310	160	—
Real estate loans	61	72	106	212	733	730	—
Lease financing	350	703	969	1,861	3,645	594	—
Government	14	44	95	169	504	467	—
Individuals:
Overdraft	—	—	—	—	—	—	1,751
Financing and others	837	1,238	1,611	2,670	5,212	389	—
Credit card	—	—	—	—	—	—	3,661
Agricultural	158	363	770	738	269	345	—
Total (1)	5,272	6,861	6,230	8,415	14,534	4,809	6,812

(1) Non-accrual loans of R$2.0 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overdue

(in millions of R$)

Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net

Commercial:
Industrial and other	571	80	86	129	7	19,981	(856)	19,125
Import financing	4	—	—	—	—	407	(3)	404
Export financing	87	9	2	3	—	2,182	(6)	2,176
Real estate loans	13	19	15	17	7	1,985	(156)	1,829
Lease financing	57	25	10	73	5	8,292	(234)	8,058
Government	—	—	—	—	—	1,293	(3)	1,290
Individuals:
Overdraft	62	80	82	—	—	1,975	(552)	1,423
Financing and other	302	150	93	24	—	12,526	(1,718)	10,808
Credit card	185	111	114	8	—	4,079	(324)	3,755
Agricultural	16	2	—	—	1	2,662	(81)	2,581
Total (1)	1,297	476	402	254	20	55,382	(3,933)	51,449

(1) Non-accrual loans of R$2.0 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Current

						(in millions of R$)

	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to three years	Due after three years	No stated maturity

Interest rate of loans to customers by maturity:
Variable rates	1,633	2,381	2,012	2,550	4,999	3,609	74
Fixed rates	3,639	4,480	4,218	5,865	9,535	1,200	6,738
Total (1)	5,272	6,861	6,230	8,415	14,534	4,809	6,812

Overdue

					(in millions of R$)

	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans

Interest rate of loans to customers by maturity:
Variable rates	560	31	18	31	8	17,906
Fixed rates	737	445	384	223	12	37,476
Total (1)	1,297	476	402	254	20	55,382

(1) Non-accrual loans of R$2.0 billion are presented in the table above in the appropriate category of loan and lease.  Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

          Loans outstanding to foreign borrowers do not exceeded 1% of total assets to borrowers in any country, as of December 31, 2005, 2004 and 2003.

Loans and Leases by Economic Activity

          The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)

	2005		2004		2003

Sectors	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio

Public Sector	1,293	2.3%	973	2.3%	958	2.7%
Petrochemical industry	230	0.4%	321	0.8%	375	1.1%
Others	1,063	1.9%	652	1.5%	583	1.6%
Private Sector	54,089	97.7%	41,709	97.7%	34,058	97.3%
Industry	10,762	19.4%	11,618	27.3%	10,010	28.6%
Siderurgy, metallurgy and mechanics	1,557	2.8%	1,341	3.1%	1,336	3.8%
Chemical and petrochemical	1,522	2.7%	1,705	4.0%	1,687	4.8%
Food and beverages	1,724	3.1%	1,784	4.2%	1,790	5.1%
Pulp and paper	483	0.9%	781	1.8%	713	2.0%
Light and heavy vehicles	638	1.1%	653	1.5%	575	1.6%
Electronics	613	1.1%	707	1.7%	526	1.5%
Textile and clothing	506	0.9%	425	1.0%	303	0.9%
Auto parts and accessories	314	0.6%	411	1.0%	301	0.9%
Fertilizer, insecticide and defensive	741	1.3%	1,075	2.5%	739	2.1%
Pharmaceutical	298	0.5%	134	0.3%	94	0.3%
Tobacco	385	0.7%	509	1.2%	453	1.3%
Construction material industry	360	0.7%	305	0.7%	246	0.7%
Rubber	118	0.2%	86	0.2%	77	0.2%
Glasses and crystals	125	0.2%	134	0.3%	137	0.4%
Other industries	1,378	2.6%	1,568	3.8%	1,033	3.0%
Commerce	4,265	7.7%	3,179	7.3%	2,013	5.8%
Food, beverage and tobacco	495	0.9%	321	0.8%	313	0.9%
Specialty products	380	0.7%	359	0.8%	189	0.6%
Vehicles	455	0.8%	317	0.7%	221	0.6%
Auto parts and accessories	204	0.4%	141	0.3%	82	0.2%
Wholesale	297	0.5%	192	0.4%	134	0.4%
Clothing and shoes	219	0.4%	171	0.4%	95	0.3%
Fuel commerce	227	0.4%	190	0.4%	177	0.5%
Farming products	254	0.5%	184	0.4%	139	0.4%
Chemical and petrochemical products	527	0.9%	453	1.1%	186	0.5%
Commerce	1,207	2.2%	851	2.0%	477	1.4%
Services	8,794	16.0%	6,875	16.1%	6,659	19.0%
Finance	626	1.1%	350	0.8%	235	0.7%
Telecommunications	1,038	1.9%	1,296	3.0%	1,982	5.7%
Public service providers	2,512	4.6%	2,023	4.8%	1,791	5.1%
Holding and services provider	1,435	2.6%	1,373	3.2%	928	2.6%
Real estate financing (companies)	310	0.6%	126	0.3%	78	0.2%
Contractors and estate agents	721	1.3%	460	1.1%	355	1.0%
Transportation	753	1.4%	422	1.0%	335	1.0%
Others	1,399	2.5%	825	1.9%	955	2.7%
Primary Sector	2,623	4.8%	2,009	4.7%	1,611	4.6%
Agriculture	2,366	4.3%	1,800	4.2%	1,355	3.9%
Mining	257	0.5%	209	0.5%	256	0.7%
Individuals	27,130	48.9%	17,694	41.5%	13,632	38.9%
Credit cards	4,079	7.3%	2,709	6.3%	1,851	5.3%
Real estate financing	1,675	3.0%	1,770	4.1%	1,979	5.6%
Consumer loans/vehicles/overdraft	21,376	38.6%	13,215	31.1%	9,802	28.0%
Others	515	0.9%	334	0.8%	133	0.4%
Other – business	515	0.9%	334	0.8%	133	0.4%
TOTAL	55,382	100.0%	42,682	100.0%	35,016	100.0%

Rating of the Loan and Lease Portfolio

          We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to clients. In order to categorize transactions under the Central Bank system, we consider the classification of the client as a starting point. In addition, we also take into consideration any time past due with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The following table presents at December 31, 2005 and 2004 our classification of the loan and lease portfolio, according to the Central Bank categories, and at December 31, 2005 non-accrual loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

(in millions of R$, except percentages)

2005					2004

Central Bank categories	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total

AA	8,799	15.9%	—	—	4,733	11.1%
A	24,788	44.8%	—	220	19,717	46.2%
B	12,627	22.8%	—	224	11,833	27.7%
C	3,404	6.1%	—	181	2,036	4.8%
D	1,805	3.2%	414	320	1,948	4.5%
E	1,529	2.8%	310	815	947	2.2%
F	1,378	2.5%	431	1,223	751	1.8%
G	341	0.6%	292	239	154	0.4%
H	711	1.3%	534	711	563	1.3%
Total	55,382	100.0%	1,981	3,933	42,682	100.0%

Non-accrual Loans

          We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2005, we did not have any individually material non-accrual loan.

Charge-Offs

          Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Loans and Leases Quality Information

          The following table presents our non-accrual loans together with certain asset quality ratio for the years 2001 through 2005.

(in millions of R$, except percentages)

	2005	2004	2003	2002	2001

Non-accrual loans and foreclosed assets	2,223	1,378	1,627	1,666	1,490
Non-accrual loans	1,981	1,196	1,476	1,488	1,325
Foreclosed assets, net of reserves	242	182	151	178	165
Allowance for loan losses	3,933	2,811	2,848	2,748	2,250
Total loans and leases	55,382	42,682	35,016	34,209	25,930
Non-accrual loans as a percentage of total loans	3.6%	2.8%	4.2%	4.3%	5.1%
Non-accrual loans and foreclosed assets as a percentage of total loans	4.0%	3.2%	4.6%	4.9%	5.7%
Allowance for loan losses as a percentage of total loans	7.1%	6.6%	8.1%	8.0%	8.7%
Allowance for loan losses as a percentage of non-accrual loans	198.5%	235.0%	193.0%	184.7%	169.8%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	176.9%	204.0%	175.1%	165.0%	151.0%

Allowance for Loan and Lease Losses

          The following table sets forth activity in the allowance for loan losses for years2005, 2004, 2003, 2002 and 2001.

(in millions of R$, except percentages)

	2005	2004	2003	2002	2001

Balance at the beginning of period	2,811	2,848	2,748	2,250	1,642
Charge-offs	(2,339)	(1,521)	(2,131)	(1,892)	(660)
Commercial
Industrial and other	(1,037)	(469)	(616)	(185)	(199)
Import financing	—	(2)	—	—	(1)
Export financing	—	—	—	—	(5)
Real estate loans	(99)	(114)	(123)	(120)	(155)
Lease financing	(66)	(41)	(59)	(46)	(31)
Government	—	—	(3)	(437)	—
Individuals
Overdraft	(381)	(196)	(275)	(286)	(27)
Financing	(463)	(499)	(795)	(553)	(137)
Credit card	(293)	(200)	(260)	(264)	(72)
Agricultural	—	—	—	(1)	(33)
Recoveries	824	617	536	266	191
Commercial
Industrial and other	210	45	101	32	58
Export financing	—	—	—	—	1
Real estate	116	89	56	62	45
Direct lease financing	22	31	37	31	9
Individuals
Overdraft	152	159	103	46	8
Financing	250	190	151	57	40
Credit card	74	103	88	34	21
Agricultural	—	—	—	4	9
Net charge-offs	(1,515)	(904)	(1,595)	(1,626)	(469)
Provision for loan losses	2,637	867	1,695	2,124	1,077
Balance at the end of period	3,933	2,811	2,848	2,748	2,250
Ratio of charge-offs during the period to average loans outstanding during the period	4.9%	4.2%	6.5%	6.6%	2.7%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.1%	2.5%	4.9%	5.7%	1.9%
Ratio of allowance for loan losses to total loans and leases	7.1%	6.6%	8.1%	8.0%	8.7%

          The following table sets forth our provision for loan losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2005, 2004 and 2003.

(in millions of R$, except percentages)

	2005	2004	2003	2005/2004	2004/2003

Provision for loan and lease losses	(2,637)	(867)	(1,695)	204.2%	(48.8)%

Loan charge-offs	(2,339)	(1,521)	(2,131)	53.8%	(28.6)%
Loan recoveries	824	617	536	33.5%	15.1%

Net charge-offs	(1,515)	(904)	(1,595)	67.6%	(43.3)%

          Our allowance for loan and lease losses is intended to cover probable credit losses in our current portfolio. Our entire allowance is available to cover credit losses inherent to our entire portfolio.

          In order to review our loans and lease portfolio, to identify risk and to assess the collection ability of the portfolio, we classify our portfolio in two main categories, despite considering specific characteristics of their components, for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed”, we include large corporate non-homogeneous loans representing significant individual credit exposures that we determine we need to review for impairment. In the second category, “credits reviewed on a portfolio basis”, we include corporate loans not included in the credits individually reviewed category and homogeneous loans.

          To determine the amount of allowance corresponding to the credits individually reviewed which constitutes our specific loss component of the allowance for loan and lease losses, we use methodologies that consider both the quality of the client and the nature of the transaction, including its collateral to estimate expected cash flows of repayment from these loans.

          To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate loans that correspond to homogeneous loans into differentiated portfolios based on the underlying characteristics of each group. The allowance for loan losses is determined for each group through a process that considers historical delinquency and credit loss experience over the most recent five years, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine estimated probable losses for each group, which corresponds to our allowance for loan losses at each reporting date.

          For non-homogeneous loans, we classify loans on different rating categories. Attribution of a category is made based on several qualitative and quantitative factors though internally developed models. We estimated probable losses for each rating category considering market experience, since we only have a reduced history of corporate loan loss experience to serve as a statistical pool to estimate probable losses. Although our models are continuously revised, the high volatility of the Brazilian economy and the relatively short credit history under the new economic environment result in a degree of uncertainty in the results. Therefore the results of the models are taken as the main reference. In determining the amount of the allowance for loan losses, we consider judgmental factors that reflect the impacts of current macro economy on credit and political conditions and performance trends of the cycle, affecting each of the group identified as well as our total portfolio. This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for creditors reviewed on a portfolio basis.

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

          During the year ended December 31, 2004 we charged-off credits in a total amount of R$ 1,521 million and as of December 31, 2004 our ratio of allowance for loan and lease losses to total loans and leases was 6.6%. This reduction in the ratio of allowance for loan and lease losses to total loans resulted from the improvement in credit quality during 2004, highlighting the consistent reduction in delinquency during the year, mainly because of the favorable economic period the country is presently experiencing. Also, this situation resulted from continuous efforts to enhance the quality in our credit portfolio, aiming to obtain the best risk-return relationship in our operations.

          During the year ended December 31, 2005 we charged-off credits in a total amount of R$ 2,339 million and as of December 31, 2005 our ratio of allowance for loan and lease losses to total loans and leases was 7.1%. The increase in the ratio of allowance for loan and lease losses to total loans resulted from the increase in the volume of credit operations, mainly from our strategy of increasing our presence in consumer credit segment and a significant increase in the demand for credit of our customers from the individuals segment. We have maintained our policy of continuously enhance the quality in our credit portfolio, aiming to obtain the best risk-return relationship in our operations. Our recoveries presented a favorable performance, mainly resulted from our continuous efforts to improve our recovery process, but preserving the relationship with our clients.

          Allocation of the Allowance for Loans Losses

          The following table sets forth our allocation of the allowance for loan losses as of December 31, 2005, 2004, 2003, 2002 and 2001. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

(in millions of R$, except percentages)

	2005			2004			2003

	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)

Type of loan
Commercial
Industrial and other	855	1.5%	36.1%	691	1.6%	37.9%	898	2.6%	38.7%
Import financing	3	0.0%	0.7%	7	0.0%	2.4%	42	0.1%	3.8%
Export financing	6	0.0%	3.9%	7	0.0%	7.7%	52	0.2%	9.2%
Real estate loans, primarily residential housing loans	156	0.3%	3.6%	166	0.4%	4.4%	458	1.3%	5.9%
Lease financing	234	0.4%	15.0%	202	0.5%	9.2%	31	0.1%	3.7%
Government	3	0.0%	2.3%	12	0.0%	2.3%	4	0.0%	2.7%
Individuals:
Overdraft	553	1.0%	3.6%	265	0.6%	3.9%	189	0.5%	3.7%
Financing	1,718	3.1%	22.6%	1,165	2.7%	19.7%	910	2.6%	21.4%
Credit Card	324	0.6%	7.4%	213	0.5%	6.3%	186	0.5%	5.3%
Agricultural	81	0.2%	4.8%	83	0.2%	6.2%	78	0.2%	5.6%
Total	3,933	7.1%	100.0%	2,811	6.6%	100.0%	2,848	8.1%	100.0%

(in millions of R$, except percentages)

	2002			2001

	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a% of total loans (1)

Type of loan
Commercial
Industrial and other	689	2.0%	37.8%	679	2.6%	30.2%
Import financing	66	0.2%	7.0%	5	0.0%	0.2%
Export financing	22	0.1%	12.6%	17	0.1%	0.7%
Real estate loans, primarily residential housing loans	511	1.5%	6.8%	529	2.0%	23.5%
Lease financing	101	0.3%	2.9%	107	0.4%	4.8%
Government	4	0.0%	2.5%	—	0.0%	0.0%
Individuals:
Overdraft	224	0.7%	4.0%	92	0.4%	4.1%
Financing	825	2.4%	15.5%	466	1.8%	20.7%
Credit Card	243	0.7%	4.8%	247	1.0%	11.0%
Agricultural	63	0.2%	6.1%	108	0.4%	4.8%
Total	2,748	8.1%	100.0%	2,250	8.7%	100.0%

(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

          The following table sets forth the average balances of deposits together with the average interest rate paid for each period presented.

(in millions of R$, except percentages)

	2005		2004		2003

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

Non-interest-bearing deposits	10,172		8,885		7,336
Demand deposits	10,172		8,885		7,336
Interest-bearing deposits	30,634	10.81%	23,547	8.54%	24,799	13.11%
Deposits from banks	447	7.61%	497	9.96%	796	18.81%
Savings deposits	19,735	7.61%	18,764	6.79%	17,827	9.28%
Time deposits	10,452	16.99%	4,286	16.04%	6,176	23.43%
Total	40,806	8.11%	32,433	6.20%	32,135	10.12%

Maturity of Deposits

          The following table sets forth the maturity distribution of our deposits at December 31, 2005.

(in millions of R$)

	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total

Non-interest-bearing deposits	12,346	—	—	—	12,346
Demand deposits	11,912	—	—	—	11,912
Other	434	—	—	—	434
Interest-bearing deposits:	27,108	1,771	1,824	4,815	35,518
Savings deposits	19,783	—	—	—	19,783
Time deposits	6,960	1,753	1,824	4,815	15,352
Deposits from banks	365	18	—	—	383
Total	39,454	1,771	1,824	4,815	47,864

          The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2005.

(in millions of R$)

Maturity within three months	4,509
Maturity after three months to six months	2,091
Maturity after six months to twelve months	1,792
Maturity after twelve months	4,810
Total time deposits in excess of US$100,000	13,202

Capital

          Specific regulatory capital requirements are discussed in “Item 4B – Information on the Company – Business Overview – Regulation and Supervision – Capital Adequacy Requirements.” Additional information on capital requirements is discussed in note 29 to our consolidated financial statements.

Minimum Capital Requirements

          The following table presents at December 31, 2005, 2004 and 2003, the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. We presented the information on a full consolidation basis. The full consolidation basis has been required by the Central Bank as from July 2000.

(in millions of R$, except percentages)

	Full consolidation

	2005	2004	2003

Regulatory capital (1)	17,681	17,620	15,403
Minimum regulatory capital required (2)	11,471	9,427	8,575
Capital to risk-weighted assets ratio	17.0%	20.6%	19.8%
Excess of regulatory capital over minimum regulatory capital required	6,210	8,193	6,828

(1) Based on Central Bank requirements (see note 29 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% at December 31, 2005, 2004 and 2003.

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

- issued on 02/26/2003, with nominal value of R$673 million with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

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

- issued on 08/13/2001, in the amount of ¥ 30,000 million, also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% per year;

- issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50 million (US$ 30 million held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% per year up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% per year.

IV)  Redeemable preferred shares:

- issued on 12/31/2002 by Itau Bank, Ltd., with no voting rights, in the amount of US$393 million, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% per year, paid semi-annually.

Short-term Borrowings

          Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$ 24,204 million, R$ 19,140 million e R$ 21,913 million at December 31, 2005, 2004 and 2003, respectively. The principal categories of short-term borrowings are federal funds purchased and securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

          The following table presents a summary of the primary short-term borrowings for the periods indicated.

(in millions of R$, except percentages)

	2005	2004	2003

Securities sold (including securities issued by the Bank) under repurchase agreements and federal funds sold
Amount outstanding	6,771	6,786	9,473
Maximum amount outstanding during the period	7,749	16,262	11,651
Weighted average interest rate at period-end	20.60%	17.30%	19.10%
Average amount outstanding during period	5,909	10,809	8,801
Weighted average interest rate	20.60%	17.30%	19.10%
Trade finance borrowings
Amount outstanding	1,789	2,502	4,756
Maximum amount outstanding during the period	3,151	5,271	7,238
Weighted average interest rate at period-end	4.31%	2.34%	2.66%
Average amount outstanding during period	1,954	3,811	4,995
Weighted average interest rate	3.53%	2.37%	3.16%
Local on lendings
Amount outstanding	114	336	189
Maximum amount outstanding during the period	119	292	249
Weighted average interest rate at period-end	5.87%	6.78%	7.28%
Average amount outstanding during period	83	97	94
Weighted average interest rate	5.34%	7.91%	11.83%
Mortgage notes
Amount outstanding	—	—	152
Maximum amount outstanding during the period	—	—	152
Weighted average interest rate at period-end	—	—	14.73%
Average amount outstanding during period	—	—	40
Weighted average interest rate	—	—	14.80%
Euronotes
Amount outstanding	37	82	539
Maximum amount outstanding during the period	110	589	1,157
Weighted average interest rate at period-end	4.57%	2.61%	4.80%
Average amount outstanding during period	36	238	895
Weighted average interest rate	5.76%	3.77%	5.03%
Securities issued by us, sold to customers under repurchase agreements
Amount outstanding	15,303	9,256	6,703
Maximum amount outstanding during the period	15,303	9,256	7,172
Weighted average interest rate at period-end	17.19%	14.86%	16.73%
Average amount outstanding during period	12,564	6,729	5,159
Weighted average interest rate	15.43%	14.73%	16.79%
Diversified payment rights
Amount outstanding	—	—	72
Maximum amount outstanding during the period	—	—	72
Weighted average interest rate at period-end	—	—	1.17%
Average amount outstanding during period	—	—	72
Weighted average interest rate	—	—	1.17%
Other short-term borrowings
Amount outstanding	190	178	29
Maximum amount outstanding during the period	401	105	587
Weighted average interest rate at period-end	8.34%	1.47%	0.67%
Average amount outstanding during period	142	25	349
Weighted average interest rate	5.14%	2.60%	2.39%
Total amount outstanding	24,204	19,140	21,913

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

4D.    Property, Plants and Equipment

          We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The three main offices and the main activities conducted in each of them are:

•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial area, back-offices and main administrative areas,

•	CTO, or Centro Técnico Operacional, located at Avenida do Estado, 5533, São Paulo – data processing center, and

•	The wholesale and investment bank, located at Avenida Brigadeiro Faria Lima, 3400 – 3º ao 8º andar – São Paulo (leased office).

          We lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliate entities under renewable leases with terms ending from the second half of 2004 to the third quarter of 2024. Of our total administrative offices and branches (including electronic service points, banking sites and parking), 21% of buildings are owned by our subsidiaries and us and 79% are leased.  Limiting this to central administrative buildings and branches, 53% of such buildings are owned by us and our subsidiaries, and 47% are rented.

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

          In 2002, the Brazilian economy was negatively affected by factors including uncertainties relating to Brazil’s own political and economic future, economic and political uncertainties in Argentina, political uncertainties in Venezuela, and a global economic slowdown. These factors contributed to increased volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit, and constraints on the ability of Brazilian companies to raise capital. These domestic and international pressures also contributed to the appreciation of the U.S. dollar against the real, which reached the highest  level of R$ 3.96 to US$ 1.00 on October 22, 2002. The appreciation of the U.S. dollar against the real was 52.3% in 2002.The devaluation of the real in turn contributed to an increase in inflation, which, according to the consumer price index, or the IPCA, was 12.5% in 2002, as compared to 7.7% in 2001.  In response to these inflationary pressures, the Central Bank tightened its monetary policies and increased interest rates from 19% at December 31, 2001 to 25% at December 31, 2002.

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

          The primary fiscal surplus was 4.6% of GDP. The combination of primary fiscal surplus, economic growth, lower interest rates and exchange rate appreciation resulted in a decline of more than 5 percentage points in the debt/GDP ratio. However, the strong revenue performance was not accompanied by restrained government spending, which slowed the pace of debt reduction. The Congress also approved a significant increase in the minimum wage, which increased Social Security spending.

          Real GDP growth slowed down to 2.3% in 2005 as a result of the monetary policy stance. The Central Bank gradually raised the basic interest rate to 19.75% in May, helping to reverse medium-term inflation expectations. A favorable food price shock allowed the Central Bank to start a process of monetary easing in September, and the benchmark interest rate was cut to 18% by year-end, while consumer price inflation decreased to 5.7%, well within the target’s tolerance interval.

          The strong foreign trade performance continued in 2005, despite an additional 11.8% appreciation of the real against the dollar. Exports grew 23% to US$ 118.3 billion from US$ 96.5 billion in 2004. Imports increased 17% to US$ 73.5 billion, and the trade balance totaled US$ 44.8 billion. The current account balance remained positive at US$ 14.2 billion, while the total external debt decreased to US$ 188 billion from US$ 220 billion in 2004. The Central Bank pursued an active policy of rebuilding its international reserves, which amounted to US$ 54 billion by year-end after the early repayment of the total outstanding US$ 15.8 billion debt to the IMF. These developments made the economy less dependent on foreign financing and resulted in a marked reduction in the sovereign credit risk.

          The consolidated primary fiscal surplus was 4.8% of GDP in 2005. However, slow economic growth and high real interest rates implied the stability of the ratio of net public debt to GDP at 51.6%. Much progress has been made in public debt management, reducing the share of instruments paying floating interest rate and securities indexed to the exchange rate, and increasing the share of fixed-rate and inflation-linked bonds.

          The following table shows the real GDP growth, the inflation rate and the average real interest rate in Brazil for each of the years ended December 31, 2005, 2004, and 2003:

	At and for the Year Ended December 31,

	2005	2004	2003

Real GDP growth % (1)	2.28	4.94	0.55
Inflation rate % (2)	1.22	12.14	7.67
Inflation rate % (3)	5.69	7.60	9.30
Exchange rate variation %(R$/US$)(4)	(11.82)	(8.13)	(18.23)
TR – a reference interest rate %(4) (period)	2.83	1.82	4.65
TR – a reference interest rate %(4) (period end)	2.76	2.92	2.30
CDI (interbank interest rate) %(5) (period)	19.00	16.18	23.25
CDI (interbank interest rate) %(5) (period end)	17.99	17.76	16.27
SELIC – overnight interest rate %(4) (period)	19.05	16.25	23.35
SELIC – overnight interest rate %(4) (period end)	18.05	17.75	16.5

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE).
(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(3)	Source: IPCA, which is the Consumer Price Index, published by IBGE.
(4)	Source: Central Bank.
(5)	Source: CETIP – Custody and Settlement Chamber.

          The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1999 through 2005:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index published by IBGE.

          Certain Effects of the Real Variation and Interest Rates on Our Net Interest Income

          The variation of the real can affect our net interest income because a significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.  When the real devaluates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings as the cost in reais of the related interest expense increases.  At the same time, we experience gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans due to increased interest income from such assets measured in reais.  When the real appreciates, the effects are the opposite of those described above.  As a consequence, the management of the gap in foreign currencies can have material effects on the net income.

          Unless otherwise indicated, the discussion in “Item 5 – Operating and Financial Review and Prospects” relates to our average interest rates and yields.  Our interest rates are measured in reais and include the effect of the variation of the real against foreign currencies.  In addition, in periods of high interest rates our interest income increases, to the extent that interest rates on our interest-yielding assets increase.  Conversely, our interest expense increases to the extent that interest rates on our interest-yielding liabilities increase.

          Discussion of Critical Accounting Estimates and Policies

          General

          The preparation of the financial statements included in this annual report involves certain assumptions which are derived from historical experience and various other factors that we deemed reasonable and relevant.  While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain.  Actual results may differ from those estimated under different variables, assumptions or conditions.  Note 2 to our consolidated financial statements include a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

          Allowance for Loans and Lease Losses

          The allowance for loans and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.  The methodology for determining the allowance for loans and lease losses is further described in “Item 4 – Information on the Company – Selected Statistical Information – Allowance for Loans and Lease Losses.”  The determination of the amount of allowance for loans and lease losses involves judgment with respect to the amount of allowance related to credits reviewed on a portfolio basis.  The allowance determined for credits reviewed on an individual basis requires judgment in identifying the factors affecting the risk and assigning a specific rating.  Many factors can affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis, such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during such measurements.  Additionally, factors affecting the specific amount of provisions to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category.  Although our models are frequently revised and improved, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment results in greater uncertainty in these models than in more stable macroeconomic environments.

          Fair Value of Financial Instruments

          Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives.  Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements.  At December 31, 2005 and 2004, a total of R$31.2 billion and R$26.6 billion, respectively, were recorded at fair value on our balance sheet.  Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.  We estimate fair value using quoted market prices when available.  When quoted market prices are not available, we use a variety of models which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows.  The determination of fair value when quoted market prices are not available involves judgment by our management.  For example, there is often limited market data to rely upon when estimating the impact of holding a large or aged position.  Similarly, judgment must be applied in estimating prices when no external parameters exist.  Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations.  The lack of precision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability.  Judgmental decisions are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities that would require cost basis to be written down, further requiring recognition of our operating results.  Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

          Use of Estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for, but not limited to, the allowance for loan and lease losses, estimates of the fair value of financial instruments, the amount of allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability and the estimate of contingent losses. Therefore, actual results could differ from our estimates.

          Results of Operations for Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

          Highlights

          The Brazilian economic growth in 2005 was lower than the growth originally forecasted.  In this period, the government continued to maintain a stringent monetary policy.  At the same time, there was a slow increase in the average real salary and the economic activity faced a slowdown in investments and in demand.  However, the solid performance of exports supported the growth of the Brazilian economy.  The inflation index measured by the Broad Consumer Price Index (IPCA) reached 5.69% in 2005, compared to 7.60% in 2004.  The appreciation of the real was approximately 11.82% against the US dollar.

          In 2005, our consolidated net income was R$5,453 million.  As of December 31, 2005, our net worth was R$18,321 million.  Return on average equity was 30.7% in 2005 while the BIS ratio decreased to 17.0%, a 3.6% decrease in comparison to 2004.

          In 2005, our credit portfolio continued to increase as a result of the macroeconomic conditions combined with our strategy to increase the volume of our commercial activities in segments where we have traditionally kept a low profile, such as consumer credit and loans to micro, small and middle market companies.  On December 31, 2005, the total balance of credit operations, including endorsements and guarantees, was R$62,167 million. Credit to individuals increased 60.2% while credit to companies increased 14.3% in 2005.

          In 2005, as part of our efforts to improve our cost management, we reconciled the need for increased non-interest expenses associated with the structuring and consolidation of strategic initiatives with the processes and goals implemented in recent years to rationalize and control costs.  We also worked on attaining and maintaining increased productivity levels, which resulted in an improved efficiency ratio of 52.8% in 2005.

          Results of Operations

          The following table shows the principal components of our net income for 2005 and 2004.

	Year Ended December 31,

	2005	2004

	(in millions of R$)
Interest income	R$ 20,826	R$ 16,259
Interest expense	(8,728)	(6,578)

Net interest income	12,098	9,681
Provision for loan and lease losses	(2,637)	(867)

Net interest income after provision for loan and lease losses	9,461	8,814
Non-interest income	12,319	10,170
Non-interest expense	(14,334)	(12,636)

Income before taxes on income and minority interest	7,446	6,348
Taxes on income	(1,941)	(1,673)

Net income before minority interest and extraordinary item	5,505	4,675
Minority interest	(55)	(43)

Net income before extraordinary item	5,450	4,632
Extraordinary item, net of tax effect	—	2
Cumulative effect of a change in accounting principle	3	—

Net income	R$ 5,453	R$ 4,634

          Net income

          In 2005, our net income increased to R$5,453, representing a 17.7% increase compared to 2004.  The largest component of the increase in our net income was the increase of R$647 million in net interest income after provision for loan and lease losses.  This increase was due to the increase of R$2.417 million in our net interest income primarily resulting from the growth of the balance of loans and leases, as well as from the positive effects caused by the change in our credit portfolio mix.  This increase was partially offset by an increase of R$1,770 million in our provision for loan and lease losses due to our strategy to extend credit to individuals and charge more favorable interest rates to compensate our higher default risks.  The increase of R$2.149 million in non-interest income was primarily associated with the increase in our operational activities and the new business dynamic associated with our consumer clients, account holders and non-account holders.  Trading income associated with derivative instruments used to hedge our investments abroad also benefited non-interest income.  Non-interest expenses also increased R$1,698 million reflecting the increase in salary expenses, administrative expenses and other non-interest expenses associated with the improvement in operational activities.

          Interest Income

          The following table shows the principal components of our interest income for 2005 and 2004

	Year Ended December 31,

	2005	2004

	(in millions of R$)
Interest income
Interest on loans and leases	R$ 13,593	R$ 9,777
Interest on deposits in banks	2,446	1,215
Interest on Central Bank compulsory deposits	928	711
Interest on securities purchased under resale agreements and federal funds sold	850	1,618
Interest on trading assets	1,710	1,903
Interest and dividends on available-for-sale securities	1,040	823
Interest on held-to-maturity securities	259	212

Total interest income	R$ 20,826	R$ 16,259

          The 28.1% increase in interest income during in 2005 is primarily due to an increase in the volume of operations and to our strategy of changing the asset mix to focus on higher margin products.  The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations.  We also present the information on our “regulatory required loans”, which are loans required by Brazilian regulation, including financing for housing and agricultural loans.

	Year Ended December 31,
	(in millions of reais, except for percentages)

	2005		2004

Total of loans and leases	55,382	89.1%	42,682	88.1%
Sureties and endorsements	6,785	10.9%	5,765	11.9%
Total of loans and leases (including sureties and endorsements)	62,167	100.0%	48,447	100.0%

	Year Ended December 31,
	(in millions of reais, except for percentages)

	2005		2004		Variation	%

Loans to individuals	25,516	41.0%	15,924	32.9%	9,592	60.2%
Credit Card	4,079	6.6%	2,709	5.6%	1,370	50.6%
Personal Credit	10,282	16.5%	6,901	14.2%	3,381	49.0%
Vehicles	11,155	17.9%	6,314	13.0%	4,841	76.7%
Loans to companies	32,005	51.5%	27,989	57.8%	4,015	14.3%
Micro-, Small- and Medium-sized Companies	11,687	18.8%	8,677	17.9%	3,009	34.7%
Large Companies	20,318	32.7%	19,312	39.9%	1,006	5.2%
Regulatory Required Loans	4,647	7.5%	4,534	9.4%	113	2.5%
Total of loans and leases (including sureties and endorsements)	62,167	100.0%	48,447	100.0%	13,720	28.3%

          Interest on loans and leases increased by R$3,816 million to R$13,593 million in 2005. This increase is mainly due to the increase of R$10,470 million on average volume of loans and lease operations.  The income growth in the year primarily reflects the balance growth of our credit portfolio to individuals, vehicle financing, credit card and micro, small and middle market companies that took place throughout 2005, when we consolidated the strategy described above. The total balance of loans and leases, including sureties and endorsements, was R$62,167 million in 2005, a 28.3% increase compared to the balance of 2004.  Loans to individuals totaled R$25,516 million, an increase of 60.2% compared to 2004. The volume of vehicle financing increased 76.7% in 2005 followed by credit card operations, which increased 50.6% during the year, and personal credit operations, which increased 49.0%. During the year we expanded the maximum term of new vehicle financing operations also contributing to the increase in the volume of these operations. Loans to companies totaled R$32,005 millions in 2005, a 14.3% increase in comparison with the balance of 2004.  Loans to micro, and small-and medium-sized businesses amounted to R$11,687 million in 2005, increasing 34.7% compared to 2004.  Loans to large companies also increased, totaling R$20,318 million in 2005.  In 2005, a shift in the mix of credit also contributed to the increase of interest on loans and leases.  The growth of individuals’ transactions - with lower amounts borrowed but higher margins - produced a positive effect on our net interest income.  At the end of 2005, credit to individuals accounted for 41.0% of the total loans and leases portfolio, compared with 32.9% in 2004.  Similarly, credit to companies comprised 51.5% of the loan portfolio in 2005, compared with 57.8% in 2004.

          Interest on deposits in banks amounted to R$2,446 million in 2005, increasing R$1,231 million in comparison to 2004. This increase was due primarily to the increase on the average balance of these deposits in 2005, as consequence of our strategy to manage the liquidity.

          Interest on Central Bank compulsory deposits increased R$217 million in 2005, mainly due to the increase in our operational activities and the consequent increase on average balance of deposits.

          The average volume of operations from securities purchased under resale agreements and federal funds sold decreased 49.5% in 2005 in comparison to 2004.  Accordingly, the income related to these operations also decreased by R$768 million in 2005 compared to 2004.

          Our income from interest on trading assets was reduced to R$1,710 million in 2005, R$193 million lower than 2004.  Interest on trading assets was partially impacted by the real appreciation in the period, which negatively affected the trading securities indexed to foreign currencies, and by securities indexed to the IGP-M (Índice Geral de Preços – Mercado), a price index used to measure inflation.

          Interest income from available-for-sale securities increased by R$217 million in 2005 when compared to 2004. Revenues from available-for-sale securities were positively affected by the increase on average yield during 2005.

          The income from interest on held-to-maturity securities reached R$259 million in 2005, corresponding to an increase of R$47 million in comparison to 2004.  This increase primarily results from increased average yield during the period.

          Interest Expense

          The following table shows the principal components of our interest expense paid in 2005 and 2004

	Year Ended December 31,

	2005	2004

	(in millions of R$)
Interest expense
Interest on deposits	R$ (3,311)	R$ (2,012)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,218)	(1,870)
Interest on short-term borrowings	(1,986)	(1,173)
Interest on long-term debt	(1,025)	(892)
Interest credited to investment contracts account balance	(1,188)	(631)

Total interest expense	R$ (8,728)	R$ (6,578)

          In 2005, the total interest expense was R$8,728 million, an increase of R$2,150 million from 2004.

          This increase of approximately 32.7% in our interest expense was primarily due to an increase of average balance of deposits, borrowings and investment contracts, and, to a lesser extent, an increase on average yield during the period.  With higher demand for credit, financial institutions, including us, have been increasingly facing important questions over the need for consistent funding sources to sustain their ability to offer credit products.

          Interest expense on deposits was R$3,311 million in 2005, an increase of R$1,299 million from 2004.  In 2005, overall growth in deposits was helped by increased time deposits used as funding to the rise in credit operations.

          In 2005, the interest on securities sold under repurchase agreements and federal funds purchased decreased R$652 million compared to 2004.  This decrease was mainly due to a 45.3% decrease of the average balance of securities sold under repurchase agreements and federal funds purchased during 2005, which was partially affected by an increase on average yield for the same period.

          Interest on short-term borrowings reached R$1,986 million in 2005 from R$1,173 million in 2004.  This increase was mainly due to the growth of the average balance of other short-term borrowing during the year, with a special emphasis on securities issued by us and sold to customers under repurchase agreements used to fund our short-term credit operations.

          Interest on long-term debt increased R$133 million in 2005, reaching R$1,025 million. This increase was due to the increase on the average yield during the period.

          Interest credited to the investment contracts account balance reached R$1,188 million in 2005, an increase of R$557 million from 2004.  This increase is due to market acceptance and positive performance of our VGBL and PGBL products in 2005.  See Item 4B – Business Overview – Private Retirement Plans.”

          Provision for Loan and Lease Losses

          The higher balance of loans to micro, small and middle market companies, consumer finance and non-account holding clients increased the expenses related to provisions for loan and lease losses, as those operations are capable of generating higher financial margins but generally carry a higher degree of risk.  In 2005, provision for loan and lease losses was R$2,637 million, an increase of R$1,770 million from 2004.  The ratio of non-accrual loans as a percentage of total loans still remain within the acceptability limits established when we adopted this strategy, reaching 3.6% in the end of the period.

          Non-Interest Income

          The following table shows the principal components of our non-interest income for 2005 and 2004.

	Year Ended December 31,

	2005	2004

	(in millions of R$)
Non-interest income
Fee and commission income	R$ 5,705	R$ 4,343
Trading income	2,532	1,726
Net gain on sale of available-for-sale securities	(20)	217
Net gain on foreign currency transactions	146	22
Net gain (loss) on translation of foreign subsidiaries	(330)	(2)
Equity in earning of unconsolidated companies, net	583	299
Insurance premiums, income on private retirement plans and on capitalization plans capitalization plans	2,681	2,445
Other non-interest income	1,022	1,120

Total non-interest income	R$ 12,319	R$ 10,170

          The increase in our non-interest income in the amount of R$2,149 million in 2005 as compared to 2004 was primarily due to the increase of R$1,362 million on fee and commission income as well as the increase of R$806 million on trading income during the period.

          Fee and commission income was positively affected by an increase of R$709 million in credit card fees associated with organic growth in Itaucard’s activities and an increase of R$243 million in revenues obtained from fund management fees resulting from the growth of the balance of mutual funds.  Total assets under management increased to R$120,105 million in 2005 from R$99,226 million in 2004.  Moreover, fees charged on checking account services also increased R$257 million as a result of the growth of our client base and due to rate adjustments. Other fee and commission income also increased R$ 131 million due to the termination of the partnership contract entered into between us and AOLA.  We had a remaining balance of R$49 million of deferred income, in connection with our contract with AOLA. These amounts of deferred income would have been recognized in income as we performed our obligations under the agreement.  With the termination of the contract authorized by the courts of the United States, we recognized in income the outstanding balance as we were released from our obligations.

          Trading income was R$2,532 million, an increase of R$806 million compared to 2004.  This increase reflects the gains associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and mark-to-market effects on securities.

          Net gain (loss) on sale of available-for-sale securities decreased to a loss of R$20 million in 2005 from a gain of R$217 million in 2004.  This decrease was mainly due to smaller gains with fixed rate securities because in 2005 we did not have the same market opportunities that we had in 2004.

          Net gain on foreign currency transactions totaled R$146 million in 2005, increasing R$124 million from 2004.  This increase was mainly due to our trading performance on foreign currency market as well as arbitrage gains between reais, euro, yen and dollar positions.

          In 2005, net gain (loss) on translation of foreign subsidiaries increased to a loss of R$330 million from a loss of R$2 million in 2004. This reflected the exchange rate variation on valuation of our subsidiaries and equity investments abroad; the real appreciated against the U.S. dollar 11.8% in 2005, as compared to 8.1% in 2004.

          Equity in earning (losses) of unconsolidated companies totaled a gain of R$583 million in 2005, increasing 95% in comparison to 2004.  The increase from 33% to 50% in our stake on Credicard was the main reason for this change in our income level.

          Insurance premiums, income on private retirement plans and capitalization plans grew by R$236 million in 2005 to R$2,681 million.  This increase was mainly a result of the organic growth of our insurance and private retirement operations. Personal life and accident policies grew 13.0% in 2005, reaching 1,174,000 policies at year-end. Automobile insurance policies also registered an increase, rising to 848,000 at December 31, 2005.

          Non-Interest Expense

          The following table shows the principal components of our non-interest expense for 2005 and 2004.

	Year Ended December 31,

	2005	2004

	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	R$ (3,951)	R$ (3,311)
Administrative expenses	(3,733)	(3,283)
Amortization of intangible assets	(441)	(224)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,233)	(2,544)
Depreciation of premises and equipment	(607)	(650)
Other non-interest expense	(3,369)	(2,624)

Total non-interest expense	R$ (14,334)	R$ (12,636)

          Non-interest expense reached R$14,334 million in 2005, an increase of R$1,698 million compared to 2004.  In 2005, non-interest expense increased due to higher salaries and employee benefits, administrative expenses and other non-interest expenses caused mainly by an increase of our operational activities.

          Salaries and employee benefits totaled R$3,951 million in 2005, a 19.3% increase from 2004. This increase was partially due to the impact of the increased number of branches and the development of new business area focusing on low income non-bank customers.  As a consequence, our sales force not directly involved in the banking category also increased.  The wage adjustment of 6% under the Worker’s Union Agreement (Convenção Coletiva do Trabalho) established in September 2005 and the lump-sum bonus of R$1,700 per employee granted to our bank staff were also responsible for the increase in salaries and employee benefits expenses in 2005.

          Administrative expenses increased R$450 million in 2005, totaling R$3,733 million.  Technology expenses, communication expenses and maintenance and security expenses were affected by an increase of over 975 service sale points.  Moreover, the number of self-service transactions conducted by our customers increased by more than 8% to 3.2 billion in 2005.

          Our amortization of intangible assets increased R$217 million in 2005 compared to 2004.  This increase mainly resulted from new investments made since the second half of 2004, including the investments on CBD, Credicard, Orbitall, Intercap, LASA and the agreement that we entered into on September 16, 2005 with the Governo Municipal de São Paulo.  Moreover, we recognized an impairment loss of R$83 million associated with the termination of the agreement with the Governo do Estado do Paraná.

          Our expenses with insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs decreased R$311 million in 2005 as compared to 2004.  This decrease was mainly caused by the recognition in 2004 of a premium deficiency liability in the amount of R$549 million, which is related to our health-care insurance, and did not recur in 2005.  Otherwise, in 2005, we had an increase in our provisions for private retirement plans, which have been growing fast due to the market acceptance of our products, as well as the increase in insurance claims being proportional to the increase of our insurance premiums.

          Our other non-interest expenses increased to R$3,369 million in 2005, corresponding to an increase of R$745 million from 2004.  In 2005, we had an increase in tax expenses on services, revenue and other taxes of R$546 million primarily related to increased operational activities.  Additionally, tax on Interest on Own Capital from inter-company payments helped raise our PIS and COFINS tax expenditures during 2005.

          Taxes on income

          Taxes on income increased R$268 million in 2005 to R$1,941 million, as compared to R$1,673 million in 2004.  The earnings before taxes reached R$7,446 in 2005, an increase of R$1,098 million as compared to 2004. Our earnings before taxes in 2005 were affected by a higher earnings of unconsolidated companies and higher non-tax-deductible expense associated with the exchange rate variations of our foreign investments, since the real appreciated more in relation to foreign currencies in 2005 than in 2004. Gains from hedging transactions on foreign investments were taxed in accordance with the type of hedging instruments used. In 2005 we also had higher tax deductible expenses for Interest on Own Capital.

          Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

          Results of Operations

          The following table shows the principal components of our net income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest income	R$ 16,259	R$ 16,425
Interest expense	(6,578)	(6,645)

Net interest income	9,681	9,780
Provision for loan and lease losses	(867)	(1,695)

Net interest income after provision for loan and lease losses	8,814	8,085
Non-interest income	10,170	8,338
Non-interest expense	(12,636)	(11,643)

Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in accounting principle	6,348	4,780
Taxes on income	(1,673)	(1,480)
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	4,675	3,300
Minority interest	(43)	(19)
Extraordinary item, net of tax effect	2	—
Cumulative effect of a change in accounting principle, net of tax effect	—	—

Net income	R$ 4,634	R$ 3,281

          Our net income was R$ 4,634 million in 2004, representing a 41.2% increase over 2003. This increase is due to an increase of 9.0% in net interest income after provision for loan and lease losses and an increase of 22.0% in non-interest income, which exceeded the increase of 8.5% in non-interest expenses. The increase in net interest income after provision for loan and lease losses is associated with the decline in expenses resulting from provisions for loan and lease losses which is the consequence of an improved macroeconomic environment, credit policies oriented towards diversification and risk reduction and improvement in recoveries of loans previously written-off.  The increase in non-interest income is related to the increase of 69.2% in trading income, due to gains on derivative instruments, as well as an increase of 14.1% in fees and commissions, which in turn were due to an increase in fees charged on checking account services.  These increases were large enough to absorb the increase of 8.5% in non-interest expenses, which were due to increases in insurance claims, recognition of premium deficiency liability related to our health-care insurance portfolio, salaries and employee benefits and administrative expenses, as partially offset by reductions in expenses for amortization of intangible assets, which included in 2003 an impairment charge.

          Interest Income

          The following table shows the principal components of our interest income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest income
Interest on loans and leases	R$ 9,777		R$ 9,239
Interest on deposits in banks	1,215		1,331
Interest on Central Bank compulsory deposits	711		928
Interest on securities purchased under resale agreements and federal funds sold	1,618		1,612
Interest on trading assets	1,903		2,411
Interest and dividends on available-for-sale securities	823		786
Interest on held-to-maturity securities	212		118

Total interest income	R$ 16,259	$	R$ 16,425

          The 0.9% decrease in interest income over the period 2003-2004 is due to the decline in the interest rate.  The decrease was partially offset by an increase in the volume of credit operations, and a change in the mix of credit products offered, whereby we focused on higher margin products.

	Year Ended December 31,
	(in millions of reais, except for percentages)

	2004		2003

Total of loans and leases	42,682	88.1%	35,016	85.3%
Surities and endorsements	5,765	11.9%	6,056	14.7%
Total of loans and leases (including surities and endorsements)	48,447	100.0%	41,072	100.0%

	Year Ended December 31,
	(in millions of reais, except for percentages)

	2004		2003		Variation	%

Loans to individuals	15,924	32.9%	11,653	28.4%	4,271	36.7%
Credit Card	2,709	5.6%	1,851	4.5%	858	46.3%
Personal Credit	6,901	14.2%	5,156	12.6%	1,745	33.9%
Vehicles	6,314	13.0%	4,646	11.3%	1,668	35.9%
Loans to companies	27,989	57.8%	25,403	61.9%	2,587	10.2%
Micro-, Small- and Medium-sized Companies	8,677	17.9%	6,301	15.3%	2,376	37.7%
Large Companies	19,312	39.9%	19,102	46.5%	210	1.1%
Regulatory Required Loans	4,534	9.4%	4,016	9.8%	518	12.9%
Total of loans and leases (including surities and endorsements)	48,447	100.0%	41,072	100.0%	7,375	18.0%

          Interest on loans and leases increased by R$ 538 million in 2004 due to the increased average amount of R$ 3,236 million in credit operations.  Loans to micro enterprise and small- and medium-sized businesses (including endorsements and sureties) increased 37.7% during 2004, totaling approximately R$ 8,677 million as of December 31, 2004.  We see opportunities for further growth in this segment, and have been marketing products and services appropriate for these clients.  Our credit operations for individuals grew 36.7% in 2004, totaling R$ 15,924 million at the end of 2004.  The number of transactions with these clients grew 15.1% in 2004, totaling approximately 17.1 million contracts.  The average loan per individual increased 20.0%.  Volume of credit card operations increased 46.3% in 2004, followed by vehicle financing, which increased 35.9% during the year, and personal credit operations, which increased 33.9%.  Another factor in the growth of our credit operations was a shift in the mix of credit, towards transactions with lower amounts borrowed but higher margins.  At the end of 2004, individual clients accounted for 32.9% of the total loan portfolio, compared to 28.4% in 2003.  Similarly, micro credit and credit for small and medium-sized businesses comprised 17.9% of the loan portfolio as of December 31, 2004, compared with 15.3% as of December 31, 2003. By the same token, loans to large companies represented just 39.9% of the total in 2004, compared to 46.5% in 2003.

          Interest on deposits in banks totaled R$ 1,215 million in 2004, a decrease of R$ 116 million from 2003.The main factor in this decrease was a decline in interest rates.

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

          Interest Expense

          The following table shows the principal components of our interest expense paid in 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Interest expense
Interest on deposits	R$ (2,012)	R$ (3,252)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,870)	(1,683)
Interest on short-term borrowings	(1,173)	(663)
Interest on long-term debt	(892)	(601)
Interest credited to investment contracts account balance	(631)	(446)

Total interest expense	R$ (6,578)	R$ (6,645)

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

          Interest credited to investment contracts account balance increased 41.5% to R$ 631 million in 2004.This increase is due to the positive performance of VGBL and PGBL annuity retirement plans.  See “Item 4B – Business Overview – Private Retirement Plans.”

          Provision for Loan and Lease Losses

          The positive economic environment in 2004 led to improvements in the ratio of non-accrual loans as a percentage of total loans, which was 2.8% in 2004, a significant decrease in comparison with 4.2% in 2003. Provisions for loan and lease losses in 2004 were R$ 867 million, as compared to R$ 1.695 million in 2003. Expenses related to provisions for doubtful accounts for loans granted to individuals decreased, reflecting our improved risk profile. For companies, provisions for loan and lease losses in 2004 were reduced as result of the reduction of the allowance for loan losses of R$ 210 million, relating to loans extended to energy generation and distribution companies, which were part of the expense in 2003.

          Non-Interest Income

          The following table shows the principal components of our non-interest income for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$)
Non-interest income
Fee and commission income	R$ 4,343	R$ 3,805
Trading income (losses)	1,726	1,020
Net gain (loss) on sale of available-for-sale securities	217	483
Net gain on foreign currency transactions	22	107
Net gain (loss) on translation of foreign subsidiaries	(2)	(581)
Equity in earnings of unconsolidated companies, net	299	329
Insurance premiums, income on private retirement plans and on capitalization plans capitalization plans	2,445	2,033
Other non-interest income	1,120	1,142

Total non-interest income	R$ 10,170	R$ 8,338

          Non-interest income was R$ 10,170 million in 2004, an increase of 22.0%, for the following reasons:

          Fee and commission income was R$ 4,343 million in 2004, an increase of 14.1%.  Fees charged on checking accounts increased R$ 320 million, to a total of R$ 1,843 million, due to the contribution from current account revenues, which grew due to the increase in the volume of operations and fee increases.  Asset management fees increased R$ 82 million, due to increased assets under management.  Commissions on credit cards increased 21.9% to R$ 418 million, due to increased usage of credit cards as a form of payment in Brazil and expansion of the base of credit card users from 5.8 million at the end of 2003, to 7.1 million at the end of 2004.

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

          Non-Interest Expense

          The following table shows the principal components of our non-interest expense for 2004 and 2003.

	Year Ended December 31,

	2004	2003

	(in millions of R$ )
Non-interest expense:
Salaries and employee benefits	R$ (3,311)	R$ (3,019)
Administrative expenses	(3,283)	(3,197)
Amortization of intangible assets	(224)	(482)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,544)	(1,564)
Depreciation of premises and equipment	(650)	(646)
Other non-interest expense	(2,624)	(2,735)

Total non-interest expense	R$ (12,636)	R$ (11,643)

          Non-interest expense increased R$ 993 million in 2004, for the reasons outlined below:

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

          Administrative expenses increased R$ 86 million in 2004, reaching R$ 3,283 million. This increase is due to price adjustments of R$ 50 million by third-party service providers, an increase of R$ 23 million for commissions to brokers due to an increase in volume of stock exchange operations by Itau Corretora, and a R$ 21 million increase in lease expenses.

          Amortization of intangible assets was R$ 224 million in 2004, a decrease of R$ 258 million compared to 2003.  Whereas we had an impairment of intangible assets of R$ 225 million in 2003 in relation to the distribution network acquired from Banco Fiat, during 2004 we did not recognize any impairment of intangible assets.

          Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs increased R$ 980 million in 2004.  This increase is mainly due to the recognition of a premium deficiency liability in the amount of R$ 549 million, relating to our health-care insurance portfolio.  In 2004, because the health-care insurance regulator established limits to premium adjustments we were not able to fully recover medical and hospital costs we were required to pay under our policies.  In addition, we had an increase of R$ 158 million in insurance claims expenses due to the growth in insurance premiums during 2004.

          Taxes on income

          Taxes on income increased R$ 193 million in 2004 to R$ 1,673 million, as compared to R$ 1,480 million in 2003.  In 2004, earnings before taxes increased by R$ 1,568 million as compared to 2003, due to a higher level of operational activities in 2004.  Our earnings before taxes in 2004 were affected by a lower non tax-deductible expense associated with the exchange rate variations of our foreign investments, since the real appreciated less in relation to foreign currencies in 2004 than in 2003.  Gains from hedging transactions on foreign investments were taxed in accordance with the type of hedging instruments used.  In 2004, we benefited more from the tax treatment of interest on shareholders’ capital.

          Outlook for 2006

          In 2006, we will continue to focus on our traditional segments.  We also expect to continue to grow our insurance, capitalization and pension activities at the same rate verified in the last years.  We intend to maintain our efficiency ratio on the same average level as in the previous years, considering the same basis of operation.  In order to increase our credit portfolio, we will focus on operations with higher margins and higher risks (especially on personal loans and credit cards operations).

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

          We have invested in improving risk management of the liquidity inherent in our activities.  We have simultaneously maintained a portfolio of bonds and securities with higher liquidity (operational reserve), which represents a potential source for additional liquidity.

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

          The following table sets forth our average deposits and borrowings for 2005, 2004 and 2003.

	For the years ended December 31,

	2005		2004		2003

	Average balance	% of total	Average balance	% of total	Average balance	% of total

Interest-bearing liabilities	76,418	66.4%	65,553	68.2%	64,688	70.6%

Interest-bearing deposits	30,634	26.6%	23,547	24.5%	24,799	27.1%
Savings deposits	19,735	17.1%	18,764	19.5%	17,827	19.5%
Deposits from banks	447	0.4%	497	0.5%	796	0.9%
Time deposits	10,452	9.1%	4,286	4.5%	6,176	6.7%
Securities sold under repurchase agreements and federal funds sold	5,909	5.1%	10,809	11.2%	8,801	9.6%
Borrowings:	31,695	27.5%	26,148	27.2%	29,062	31.7%
Short-term borrowings	16,160	14.0%	10,808	11.2%	13,589	14.8%
Long-term debt	15,535	13.5%	15,340	16.0%	15,473	16.9%
Investment contracts	8,179	7.1%	5,049	5.3%	2,026	2.2%
Non-interest-bearing liabilities	38,694	33.6%	30,577	31.8%	26,947	29.4%

Non-interest bearing deposits	10,172	8.8%	8,885	9.2%	7,336	8.0%
Other non-interest bearing liabilities	28,522	24.8%	21,692	22.6%	19,611	21.4%

Total liabilities	115,112	100.0%	96,130	100.0%	91,635	100.0%

          Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B – Information on the Company – Business Overview – Funding” and Note 14 to our Consolidated Financial Statements – Deposits, Note 15 – Short-term borrowings, and Note 16 – Long term debt.

          Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy.  We consider our current level of liquidity adequate.  The strong demand for credit has been magnifying the importance of issues associated with the funding of the transactions.  In order to finance the growth in our loan portfolio, we intensified the use of liquidity provided by time deposits in 2005.

          We are also seeking to increase our savings deposit base and our base of managed market funds. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds.

          Our ability to obtain funding depends on numerous factors, including general economic conditions, investors’ perception of emerging markets in general and of Brazil, in particular, prevailing economic and political conditions in Brazil, government regulations in relation to foreign exchange funding and our credit ratings.

          Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements.  As of December 31, 2005, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2006.

          Changes in Cash Flows

          During 2005, 2004 and 2003, our cash flow was affected principally by the changes in the Brazilian economic environment and market conditions.  The following table sets forth the main variations in our cash flows during 2005, 2004 and 2003.

	For the Year Ended December 31,

	2005	2004	2003

	(in millions of R$)
Net cash provided by operating activities	R$ 5,363	R$ 2,134	R$ 3,631
Net cash used in investing activities	(17,059)	(12,254)	(607)
Net cash provided by financing activities	12,301	3,710	1,215

Net increase (decrease) in cash and cash equivalents	R$ 605	R$ (6,410)	R$ 4,239

          Operating Activities

          Our cash flows from operating activities provided for approximately R$ 5.4 billion, R$ 2.1 billion and R$ 3.6 billion for 2005, 2004 and 2003, respectively.

          Investing Activities

          Our cash flows from investing activities generated cash outflows of approximately R$ 17.1 billion, R$ 12.3 billion and R$ 0.6 billion in 2005, 2004 and 2003, respectively.

          In 2005 and 2004, the increase in net balance of credit operations and leasing was the main reason for the change in assets used in investing activities, respectively.

          In 2004, we also made a significant investment in Credicard Banco, which is not consolidated, in our US GAAP financial statements, as well as increased compulsory deposits due to an increase in balances in demand deposits and savings accounts.

          During 2003, we made payments of R$ 1,599 million to the sellers of BBA and Fiat, net of cash and cash equivalent received for our acquisitions in 2003.

          Financing Activities

          Our cash flows from financing activities generated cash inflows of approximately R$ 12.3 billion, R$ 3.7 billion and R$ 1.2 billion in 2005, 2004 and 2003, respectively.

          In 2005 and 2004, our cash flows of financing activities varied mainly as a result of the increase in the volume of deposits, particularly time deposits, investment contracts and short-term debt instruments, and were partially offset by the increase in the purchase of treasury shares, cash dividends and interest on shareholders’ equity in 2005 and the decrease in open market transactions in 2004. The increase of our credit operations required the diversification and an intensive use of different funding sources.

          In 2003, our cash flow from financing activities generated cash inflows of approximately R$ 1.2 billion.  These activities were affected mainly by an increase in open market transactions.

          We paid dividends and interest on stockholders’ equity in the amounts of approximately R$ 1.9 billion, R$ 1.2 billion and R$ 932 million for 2005, 2004 and 2003, respectively.  We also acquired treasury stock, generating cash outflows of approximately R$ 1.6 billion, R$ 300 million and R$ 289 million for 2005, 2004 and 2003, respectively.

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

          As required by Central Bank rules, we currently measure our capital compliance in two different ways:  by consolidating only our financial institutions, and on a fully consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. During December 2005, 2004 and 2003, our solvency ratio measured on a fully consolidated basis was 17.0%, 20.6% and 19.8%, respectively. The decrease in our solvency ratio from 2004 to 2005 was basically associated with changes in weighted assets – linked, in turn, to the growth of the loan portfolio – as well as with the distribution of interest on own capital and the acquisition of the Bank’s own shares for treasury.

          The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case at December 31, 2005, 2004 and 2003, following the full consolidation method.

	Full Consolidation

	At December 31,

	2005	2004	2003

	(in millions of R$, except percentages)
Tier 1	17,444	15,834	12,657
Tier 2	3,200	3,972	4,528

Reference Capital	20,644	19,806	17,185
Adjustments	(2,963)	(2,186)	(1,782)

Our Regulatory Capital	17,681	17,620	15,403
Minimum regulatory capital required	11,471	9,427	8,575

Excess over minimum regulatory capital required	6,210	8,193	6,828

Solvency Ratio	17.0%	20.6%	19.8%

          Itaú Holding opted to use the alternative methodology established by the Central Bank Circular No. 3,217 of December 17, 2003 to determine the foreign exchange exposure.

          Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital purposes of such ration are described below:

(1)	Bank Deposit Certificates:

- issued on December 23, 2002, with nominal value of R$850 million maturing on December 23, 2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% per year;

- issued on February 26, 2003, with nominal value of R$673 million maturing on February 26, 2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2)	Non-convertible debentures:

- issued on September 1, 2001, with nominal value of R$600 million maturing on September 1, 2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

(3)	Euronotes:

- issued on August 13, 2001, in the amount of US$100 million and on November 9, 2001, in the amount of US$80 million maturing on August 15, 2011 and paying interest semi-annually at the rate of 10% per year;

- issued on August 13, 2001, in the amount of ¥ 30,000 million, also maturing on August 15, 2011 and paying interest semi-annually at the rate of 4.25% per year;

- issued on June 26, 2002 by BBA Nassau, in the amount of US$50 million (US$30 million held in treasury) maturing on June 28, 2012 and paying interest semi-annually at the rate of 10.375% per year up to June 28, 2007 and, after this date up to maturity, at the rate of 13.625% per year.

(4)	Redeemable preferred shares:

- issued on December 31, 2002 by Itau Bank, Ltd., with no voting right, in the amount of US$393 million maturing on March 31, 2015 with dividends calculated based on LIBOR rate plus 1.25% per year, paid semi-annually.

          Interest Rate Sensitivity

          Management of interest rate sensitivity is a key component of our asset and liability policy.  Interest rate sensitivity is the relationship between market interest rates and net interest income resulting from the maturity or re-pricing characteristics of interest-earning assets and interest-bearing liabilities.  The pricing structure is matched when an equal amount of these assets or liabilities matures or re-prices.  Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position.  A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income.  These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions. Our interest rate sensitivity strategy takes into account rates of return, the underlying degree of risk, and liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

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

          The following table sets forth our interest-earning assets and interest-bearing liabilities position at December 31, 2005 and therefore does not reflect interest rate gap positions that may exist at other times.  In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)

	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 Years	Over 3 Years	Total

Total interest-earning assets	53,780	12,776	11,982	12,147	18,621	11,850	121,156
Deposits in other banks	7,687	4,308	5,000	1,449	1,091	298	19,833
Securities purchased under resale agreements and federal funds sold	4,363	202	9	161	163	1,491	6,389
Central Bank compulsory deposits	13,277	—	—	—	—	—	13,277
Trading assets	12,452	667	368	1,024	948	1,019	16,478
Securities available for sale	1,461	738	347	1,072	1,540	3,211	8,369
Securities held to maturity	7	—	28	26	345	1,022	1,428
Loans and leases	14,533	6,861	6,230	8,415	14,534	4,809	55,382
Total interest-bearing liabilities	56,413	4,164	2,657	3,664	11,664	6,151	84,713
Savings deposits	19,783						19,783
Time deposits	4,121	2,839	1,753	1,824	4,584	231	15,352
Deposits from banks	225	139	18				382
Securities sold under repurchase agreements and federal funds purchased	6,069	108	—	151	443	—	6,771
Short and Long-Term debt	16,027	1,078	886	1,689	6,637	5,920	32,237
Investment contracts	10,188	—	—	—	—	—	10,188
Asset/liability gap	(2,633)	8,612	9,325	8,483	6,957	5,699	36,443
Cumulative gap	(2,633)	5,979	15,304	23,787	30,744	36,443
Ratio of cumulative gap to total interest-earning assets	(2.2% )	4.9%	12.6%	19.6%	25.4%	30.1%

          Exchange Rate Sensitivity

          The greater part of our operations is denominated in reais.  We also have assets and liabilities denominated in foreign currency, mainly in dollars, as well as assets and liabilities, which, although denominated in reais, are dollar-indexed and therefore expose us to exchange rate risks.  The Central Bank regulates our maximum open, short and long foreign currency positions.  At December 31, 2005, 11.9% of our total obligations were denominated or indexed in foreign currency.

          Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations, and dollar-linked on lendings from government financial institutions. The proceeds of these operations are mainly applied to dollar linked lending operations and securities purchases.

          The following table sets forth assets and liabilities classified by currency including those in Brazilian reais and those denominated and indexed to foreign currencies. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

				(in millions of R$, except percentages)

	R$	Denominated in foreign currency	Linked to foreign currency	Total	Percentage of amounts denominated in and linked to foreign currency of total

Assets:	118,011	14,873	6,548	139,433	15.4%
Cash and due from banks and restricted cash	1,684	73	18	1,776	5.1%
Loans, securities and other assets	110,429	14,249	6,422	131,100	15.8%
Premises and equipment, net	2,437	49	—	2,486	2.0%
Investments in affiliates and other investments	2,167	346	108	2,621	17.3%
Goodwill, net	37	201	—	238	84.5%
Intangibles assets, net	3,164	—	—	3,164	0.0%
Non-performing loans	1,981	—	—	1,981	0.0%
Allowance for loan losses	(3,888)	(45)	—	(3,933)	1.1%
Percentage of total assets	84.6%	10.7%	4.7%	100.0%
Liabilities and Stockholders’ Equity:	122,675	14,468	2,290	139,433	12.0%
Non-interest bearing deposits	11,871	474	2	12,347	3.9%
Deposits, borrowings and other liabilities	91,075	13,989	2,288	107,352	15.2%
Minority interest in consolidated subsidiaries	1,408	5	—	1,413	0.4%
Stockholders’ equity	18,321	—	—	18,321	0.0%
Percentage of total liabilities and stockholders’ equity	88.1%	10.3%	1.6%	100.0%

(1) Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.

          The following tables present the composition of our off-balance sheet derivative instruments as of December 31, 2005, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy.

		(in millions of R$)

	Notional amounts

	R$	Denominated in or linked to Foreign Currency	Total

Off-balance sheet financial instruments
Swap contracts
Buy (Sale) commitments, net	5,965	(5,965)	—
Forward contracts
Buy (Sale) commitments, net	(56)	730	674
Future contracts
Buy (Sale) commitments, net	16,526	(1,641)	14,885
Option contracts
Buy (Sale) commitments, net	(2,033)	(992)	(3,025)

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

          The following table presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2005 classified by the method used to determine fair value:

			(in millions of R$)

	Quoted market prices	Prices provided by external sources (mainly dealer quotes)	Fair value based on models and other valuation method	Total

Securities purchased under resale agreements and federal funds sold	—	6,389	—	6,389
Trading Securities	526	12,652	134	13,312
Derivative Financial Instruments	91	—	3,075	3,166
Available-for-Sale Securities	620	4,213	3,536	8,369
Derivatives Liabilities	75	—	2,333	2,408

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

          The following table sets forth our capital expenditures for the years ended December 31, 2005, 2004 and 2003.

		(in millions of R$)

	2005	2004	2003

Land and buildings	14	19	59
Furniture and data processing equipment	343	297	353
Leasehold improvements	97	47	24
Software developed or obtained for internal use	111	119	196
Other	47	32	12

Total	612	514	644

          We expect that our capital expenditures in 2006 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

          We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2006 will be funded from our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

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

5E. Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 27(c) of our financial statements.

5F.	Tabular Disclosure of Contractual Obligations

          The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2005:

	(in millions of R$)

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years

Long-term debt obligations	14,804	2,247	6,637	3,252	2,668
Operating and capital (finance) lease obligations	2,590	467	839	739	545
Guarantees and stand by letters of credit	6,785	1,962	537	194	4,092

Total	24,179	4,676	8,013	4,185	7,305

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

          We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers (each an executive officer). All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions and dates of birth of the members of our directors and senior management at the present date, who were elected on April 26, 2006, by the Ordinary and Extraordinary General Shareholders’ Meeting, which is awaiting ratification from the Brazilian Central Bank:

          Directors:

Name	Position	Date of Birth

Olavo Egydio Setubal	Chairman	04/16/1923
José Carlos Moraes Abreu	Vice Chairman	07/15/1922
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tapias	Director	09/16/1942
Carlos da Camara Pestana	Director	07/27/1931
Fernão Carlos Botelho Bracher	Director	04/03/1935
Gustavo Jorge Laboissiere Loyola	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Maria de Lourdes Egydio Villela	Director	09/08/1943
Persio Arida	Director	03/01/1952
Roberto Teixeira da Costa	Director	02/05/1934
Sergio Silva de Freitas	Director	01/16/1943
Tereza Cristina Grossi Togni	Director	01/25/1949

          Executive officers:

Name	Position	Date of Birth

Roberto Egydio Setubal	President and CEO	10/13/1954
Henri Penchas	Senior Vice President	02/03/1946
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Luciano da Silva Amaro	Legal Counsel	05/31/1945
Rodolfo Henrique Fischer	Executive Officer	12/26/1962
Silvio Aparecido de Carvalho	Executive Officer	05/09/1949
Jackson Ricardo Gomes	Managing Director	08/21/1957
Marco Antonio Antunes	Managing Director	10/31/1959
Wagner Roberto Pugliesi	Managing Director	12/15/1958

          As described below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa group.

          Set forth below are brief biographical descriptions of our directors and executive officers:

          Mr. Olavo Egydio Setubal has been chairman of our board of directors since October 1986 and he is the President of our Appointments and Compensation Committee. He was our Chief Executive Officer from 1964 to 1975 and our president from 1979 to 1985. He was the Mayor of the City of São Paulo from 1975 to 1979, Minister of Foreign Relations from 1985 to 1986 and a member of the CMN during the years 1974 and 1975. He has been chairman of the board of directors of Itaúsa since April 2001 and its chief executive officer since 1986. He has a bachelor’s degree in Engineering from Escola Politécnica da Universidade de São Paulo. He is the father of Mr. Roberto Egydio Setubal and Mr. Alfredo Egydio Setubal.

          Mr. José Carlos Moraes Abreu has been our vice chairman since 1986 and he is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He was our managing officer from 1964 to 1969, our executive vice president from 1969 to 1976, our chief executive officer from 1976 to 1985 and our president and chief executive officer from 1985 to 1990. He was a member of the board of directors of Itaúsa  from April 1983 to April 2004, a member of the Conselho Monetário Nacional from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the steering committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the board of directors of Libra Bank Ltd. (London) from 1974 to 1989. He has a bachelor’s degree in Law from Universidade de São Paulo.

          Mr. Alfredo Egydio Arruda Villela Filho was elected vice chairman of our board of directors in April 2001, and he is a member of our Appointments and Compensation Committee and a member of the Disclosure and Insider Trading Committee. He has been a member of the board of directors of Itaúsa-Investimentos Itaú S.A. since 1995 and a member of the board of directors of Itautec S.A. since 1997. He has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), or the Mauá Technology Institute and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. He is the nephew of Mrs. Maria de Lourdes Egydio Villela.

          Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors in April 2001. He is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He has been a director since April 1995 and our president and chief executive officer since April 1994. He was our general manager from 1990 to 1994. He was the president of Febraban-Federação Brasileira de Associação de Bancos and of Fenaban - Federação Nacional de Bancos from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is a board member of the Institute of International Finance and of the International Monetary Conference, he is a member of the International Advisory Committee of the Federal Reserve Bank of New York and a member of the  International Advisory Committee of the New York Stock Exchange. He has a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and a Master’s degree in Science Engineering from Stanford University. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

          Mr. Alcides Lopes Tapias was elected a member of our board of directors in April 2002. He is a member of the Disclosure and Insider Trading Committee and member of Audit Committee of Itaú Financial Conglomerate. He is partner in InterAmericana Ltda. and from December 2001, member of the board of directors and member of the Financing, Audit and Ethic Committees of the Sadia Group and of the UBV – União Brasileira de Vidros e Brasmetal Waelzholz; member of the Conselhos Consultivos of BM&F – Bolsa de Mercadorias & Futuros, Medial Saúde, SPREAD Teleinformática S.A.  and DMR Consulting Brasil, member of the Conselho Deliberativo do MAM – Museu de Arte Moderna, and member of the Conselho Curador of Fundação Antonio Prudente do Hospital do Câncer. Joined Bradesco in 1957, rising through the ranks to become vice president of the executive board and the senior management board until 1996. Between 1991 and 1994, he was President of FEBRABAN (the Brazilian Federation of Bank Associations) and a member of the National Monetary Council. He represented Bradesco on the boards of Ericsson, CSN, Latasa, Monteiro Aranha and others. Elected member of the board of directors of Tubos e Conexões Tigre in 1994. President of the Camargo Corrêa group from 1996 to 1999, being elected chairman of the board of directors of the holding company. Chairman of the board of directors of USIMINAS (1997) and of São Paulo Alpargatas up to September 1999, when he was appointed by the President of the Republic, Fernando Henrique Cardoso, to be Minister of Development, Industry and Foreign Trade, in which position he remained until July 2001. He has a bachelor’s degree in Business Administration from Universidade Mackenzie and a bachelor’s degree in Law from Faculdades Metropolitanas Unidas.

          Mr. Carlos da Camara Pestana has been a director since October 1986 and President of the Audit Committee of the Itaú Financial Conglomerate since July 2004. He is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He was our managing officer from 1980 to 1985; vice-president officer from 1985 to 1986; executive vice president from 1986 to 1990 and our president from 1990 to 1994. He has a bachelor’s degree in Law from Faculdade de Direito da Universidade Clássica de Lisboa.

          Mr. Fernão Carlos Botelho Bracher has been a director since April 2003 and he is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He has been vice-chairman of the board of directors of Banco Itaú BBA S.A. since February 2003. He was the president of Banco Itaú BBA from 1988 to 2005. He was a director of Banco da Bahia from 1961 to 1973. Director for the International Area of the Central Bank from 1974 to 1979.  Director vice president of Group Atlântica-Boavista de Seguros from 1980 to 1982, vice president director of Banco Bradesco S.A. from 1982 to 1985, president of the Central Bank from 1985 to 1987 and Chief Negotiator of the Brazilian Foreign Debt from June to December of 1987. He has a bachelor’s degree in Law from Universidade de São Paulo and has studied in German universities.

          Mr. Gustavo Jorge Laboissiere Loyola has been member of our board of directors since April 2006. He was effective member and president of our Fiscal Council from March 2003 to April 2006. He has been partner and director of Gustavo Loyola Consultoria S/C since February 1998. He was President in the Brazilian Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the director of the Financial System Regulation and Organization area from March 1990 to November 1992. He was partner and director of MCM Consultores Associados Ltda from August 1993 to May 1995, Deputy Director of Banco de Investimento Planibanc S.A. from February to October 1989 and Operating Director of Planibanc Corretora de Valores from November 1987 to January 1989. He has a bachelor’s degree in Economy from Universidade de Brasília and a Master’s degree and a Doctorate in Economy by Fundação Getúlio Vargas.

          Mr. Henri Penchas has been a director and a senior vice president since April 1997. He is a member of the Disclosure and Insider Trading Committee and member of our International Advisory Board. He was our executive vice president from 1993 to 1997. He is the head of our economic control division. He has been executive director of Itaúsa since December 1984 and its investor relations’ officer. He has been vice president of the board of directors of Banco Itaú BBA S.A. since February 2003. He has a bachelor’s degree in Mechanical Engineering from Universidade Mackenzie and a post-graduate degree in Finance from Fundação Getúlio Vargas.

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

          Mr. Roberto Teixeira da Costa was elected a member of our board of directors in April 2001. He is a member of the Disclosure and Insider Trading Committee, member of our International Advisory Board and a member of our Appointments and Compensation Committee. He was involved in the creation of the CVM, of which he was chairman until 1979.  He was also International Chairman of the CEAL-Business Council of Latin America from 1998 to 2000.  He was member of the Board of Director of Pão de Açúcar from 1998 to 2003 and has been a member of its Advisory Board since February 2003. He is a member of the advisory committee of the State of São Paulo newspaper. He has a bachelor’s degree in Economics from Faculdade Nacional de Ciências Econômicas do Rio de Janeiro.

          Mr. Sergio Silva de Freitas has been a director since October 1986 and he is a member of our International Advisory Board. He was our Managing Officer from 1984 to 1985, Executive Officer from 1985 to 1986, Executive Vice President from 1986 to 1993 and our Senior Vice President from April 1993 to April 2005. Member of the Board of Directors of Banco Itaú BBA from February 2003 to April 2005. President of the Board of Directors of Arcelor Brasil S.A. since December 2005. He has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

          Mrs. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004.  Member of the Audit Committee of the Itaú Financial Conglomerate, since July 1, 2004, appointed by the Board of Directors as financial expert with responsibilities pursuant to Resolution 3,198 of the Brazilian National Monetary Council and the Sarbanes-Oxley Act, due to her qualifications in the accounting and auditing areas.  She is a member of the Disclosure and Insider Trading Committee. In the Central Bank she was a Board Member and Deputy Governor responsible for Banking Supervision from April 2000 to March 2003, Consultant, Deputy Head and Department Head for Supervision from 1997 to March 2000 and Inspector and Supervision Coordinator in Belo Horizonte from August 1984 to February 1997. Member of the Advisory Banking Board of the Toronto International Leadership Centre for Financial Sector Supervision, Toronto, Canada, since 2003. She graduated in Business Administration and Accounting from the Catholic University of Minas Gerais in 1977 and has completed specialization courses in Switzerland and the United States. In April 2005, Ms. Grossi was convicted by a Brazilian trial court, together with other individuals, three of them members of the Executive Board of the Brazilian Central Bank at the time of the facts giving rise to the case, which grew out of the Central Bank’s bailout of two banks that experienced severe difficulties in the wake of the real’s fluctuation in 1999. The conviction was based on the trial court’s finding that this decision made by the Executive Board of the Central Bank was illegal and that it had benefited third parties. At the time, Ms. Grossi was not a member of the Executive Board and for this reason did not participate in the decision. Ms. Grossi was not accused of receiving any personal gain, directly or indirectly, from the questioned operation. Ms. Grossi has forcefully maintained her innocence and has appealed the trial court’s decision.

          Mr. Alfredo Egydio Setubal has been our Executive Vice President since March 1996 and Investor Relations Officer since 1995, with overall responsibility for communications with the capital markets, always seeking to increase the transparency of financial and strategic information which is of good quality, material, timely, credible and readily comparable. President of the Disclosure and Insider Trading Committee since August 2002. He is responsible for the relationship with the Brazilian Securities and Exchange Commission (CVM), the Central Bank and other government authorities with respect to capital market matters. He is the head of our Capital Markets Area where he is responsible for the formulation, implementation and compliance with the our strategic guidelines. He was our Executive Director between 1993 and 1996. He has been a member of the Board of Directors of Banco Itaú BBA S.A. since February 2003. He was a member of the National Association of Investment Banks – ANBID from 1994 to August 2003 and has been its President since August 2003. He has been a member of the Board of Directors of the Securities Dealers’ Association – ADEVAL (since 1993), of the Brazilian Clearing and Depository Corporation - CBLC (since 1998), of the São Paulo Stock Exchange – BOVESPA (since 1996) and the Brazilian Association of Listed Companies – ABRASCA (since 1999). President of the Board of Directors of the Brazilian Institute of Investor Relations - IBRI from 2000 to 2003 and member since 2004.  Finance Director of the Museum of Modern Art of São Paulo – MAM (since 1992). He has a bachelor’s and a post-graduate degree in Business Management from Fundação Getúlio Vargas. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

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

          Mr. Rodolfo Henrique Fischer has been an Executive Officer since September 1999. He occupied various positions in our bank between 1984 and 1999, among them, Exchange and Foreign Trade General Manager between 1991 and 1994 and Exchange and Foreign Trade Managing Director between 1994 and 1999.  He is the head of our Treasury and Financial Area.  Member of the board of directors of Banco Itaú BBA since February 2003; President of the Board of CIP – Câmara Interbancária de Pagamentos; Director of ANDIMA – Associação Nacional das Instituições do Mercado Financeiro; member of the board of directors of BM&F – Bolsa de Mercadorias & Futuros. He has a bachelor’s degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo and a Master of Science degree in Management from Massachusetts Institute of Technology.

          Mr. Candido Botelho Bracher has been our Executive Vice President since May 2005. He has been a member of the board of directors of Banco Itaú BBA since February 2003, Director President since April 2005 and Director Vice-President – Superintendent from February 2003 to April 2005, where he was responsible for the areas of Commerce, Capital Markets and Human Resource Policies. He was Director at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has a degree in business administration from the Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas.

          Mr. Silvio Aparecido de Carvalho has been an Executive Officer since October 2000. He was our General Manager from 1984 to 1986, our Technical Officer from 1986 to 1988, a managing officer from 1988 to 1999, and our Senior Managing Officer from 1999 to 2000. He is the head of Executive Directory of Controller and member of the Disclosure and Insider Trading Committee. He is graduated in Business Administration and Accounting Sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, with a Master’s degree and a Doctorate in Controllership and Accounting from the same university, both with honors. Concluded the Stanford Executive Program at Stanford University in 1985. He has been a Professor of Universidade de São Paulo since 1976.

          Mr. Jackson Ricardo Gomes has been our Managing Director since May 2005. He began working with Grupo Itaú in 1984; was analyst in area of economic control from August 1983 to 1986; was Department Manager from 1988 to 1989; General Manager/Superintendent from 1990 to 1995; Managing Director from August 1995 to April 2003; and Managing Director since 2003. He is an aeronautical engineer trained in the Instituto Tecnológico da Aeronáutica – ITA, and has an MBA from the University of Chicago.

          Mr. Marco Antonio Antunes has been our Managing Director since May 2005. He was Manager of the Department of Budget Control from December 1990 to May 1997, General Manager from June 1997 to February 2000 and Managing Director since March 2000. Completed a degree in metallurgy engineering at Mackenzie University and specialized in Accounting and Finances at FIPECAFI at the Universidade de São Paulo.

          Mr. Wagner Roberto Pugliesi has been our Managing Director since May 2006 and he was our Deputy Managing Director from May 2005 to May 2006. He occupied various positions in the period from 1983 to 2005, including Manager of Auditing from 1990 to 1997, Superintendent of Auditing from 1997 to 2002, and Superintendent of Auditing Coordination from 2002 to 2005, responsible for the areas of Financing, International, Capital Marketing and Overseas Operations, Commercial and Administration. Auditor at an independent auditor international firm from 1978 to 1980.  Sector Director for Internal Accounting and Compliance at FEBRABAN- Federação Brasileira de Bancos since 2004, and coordinator of the Subcommission for Internal Accounting from 1999 to 2004. Second Vice-President CALIN – Comitê Latino-Americano de Auditoria Interna e Administração de Riscos within Felaban – Federação Latino-Americano de Bancos, and representative of Febraban since 1999. National Director of Training at the Instituto de Auditores Internos do Brasil from 1995 to 1997. Graduate of programs in Business Administration from IMES, Accounting from Universidade São Judas, and specialist in business administration from the Fundação DOM Cabral.

          There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B.	Compensation

          For the year ended December 31, 2005, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers for services during that year in all capacities was approximately R$ 159 million. This number includes salaries in the amount of approximately R$ 85 million, profit-sharing plans and management participation in the amount of approximately R$ 74 million and contributions to pension plans we sponsor in the amount of approximately R$ 29 thousand. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and members of our administrative, supervisory or management bodies, and we do not otherwise publicly disclose this information.

          We have also granted options to our executive officers under the plan described in “Item 6E – Share Ownership – Stock Option Plan.” Each option gives the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

          In January 2004, we issued 62,500 stock options with an exercise price of R$ 11.91, 62,500 stock options with an exercise price of R$ 18.18, 62,500 stock options with an exercise price of R$ 23.56, 62,500 stock options with an exercise price of R$ 22.47 and 62,500 stock options with an exercise price of R$ 15.22.  These options will expire in December 2007, 2008, 2009 and 2010, respectively.

          In February 2004, we issued 70,000 stock options with an exercise price of R$ 23.77 and 5,046,950 stock options with an exercise price of R$ 23.20. These options will expire in December 2008 and 2011, respectively.

          In February 2005, we issued 4,016,200 stock options with an exercise price of R$ 36.53. These options will expire in December 2012.

          In May 2005, we issued 9,680 stock options with an exercise price of R$ 13.71, 12,390 stock options with an exercise price of R$ 20.93, 14,900 stock options with an exercise price of R$ 27.13, 14,060 stock options with an exercise price of R$ 25.88 and 11.270 stock options with an exercise price of R$ 17.52. These options will expire in December 2006, 2007, 2008, 2009 and 2010, respectively.

          In August 2005, we issued 10,000 stock options with an exercise price of R$ 17.35, 10,000 stock options with an exercise price of R$ 26.22 and 10,000 stock options with an exercise price of R$ 36.90. These options will expire in December 2010, 2011 and 2012, respectively.

          The main conditions of the options outstanding as of December 31, 2005 are as follows:

	As of December 31, 2005

Exercise price as of December 31, 2005 (in R$)	Quantity of options	Remaining term period (in years)

13.55	64,680	1 year
20.69	51,390	2 years
26.81	4,573,400	3 years
26.68	240,000	3 years
25.57	4,605,060	4 years
25.41	90,000	4 years
17.31	4,551,770	5 years
17.33	105,000	5 years
26.17	4,747,650	6 years
36.83	3,971,900	7 years

Total	23,000,850

          Our compensation expense related to the stock option plans amounted to R$ 54 million, R$ 165 million and R$ 153 million for the years ended December 31, 2005, 2004 and 2003.

          In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical assistance and dental care, educational expenses, and private pension plan, in the amount of approximately R$ 1 million.

          We have established a profit sharing or management participation plan for our management, including our board of directors and executive officers. The program and its rules have been approved by our board of directors. Under the terms of the program each member of our executive officer participating in the plan is assigned semi-annually a base amount for computation of the profit sharing plan. The final amount of the profit sharing payment to an individual is determined by multiplying the base amount by an index applicable to all participants. This index depends on our level of return on stockholders’ equity.

          Since May 2003, the members of our fiscal council and alternate members have received a monthly compensation of R$ 7,500 and R$ 2,500, respectively.

6C.	Board Practices

Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate books,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors, in accordance with the recommendation of the audit committee,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	ratifying the decisions of the appointments and compensation committee, and

•	determining the payment of interim dividends, interest on stockholders’ equity and the purchase of our own shares.

          Our board of directors may be composed of a minimum of five and a maximum of twenty directors elected by our shareholders at the annual shareholders’ meeting.  The directors elect one Chairman and three Vice-Chairmen.  The annual shareholders’ meeting held on April 26, 2006 (which is awaiting ratification from the Brazilian Central Bank) elected the fourteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2007.  We have no service contracts with our directors providing for benefits upon termination of employment.

          Our board of executive officers is responsible for our day-to-day management.  It may be composed of a minimum of five and a maximum of twelve members.  The board of directors elected as of May 8, 2006 (awaiting ratification from the Brazilian Central Bank) the ten members of our current board of executive officers, which consists of the President, one Senior Vice President, two Executive Vice Presidents, two Executive Officers, Legal Counsel and three Managing Directors, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2007 annual general shareholders’ meeting.

          According to the Brazilian corporate law, the adoption of a fiscal council, or conselho fiscal, is voluntary.  Our fiscal council has been established annually even when by-laws do not provide a permanent status to the fiscal council.  Such fiscal council may be adopted on a permanent or temporary basis.  The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors.  The responsibilities of the fiscal council are established in the Brazilian corporate law and encompass oversight of management’s compliance with laws and our by-laws, the issuing of a report on the annual and quarterly reports and certain matters submitted for the approval of the shareholders and calling for shareholders’ meetings and reporting specific adverse matters at those meetings. Our fiscal council is made up of the following individuals, each of whom serves for a term of one year and were elected on April 26, 2006, by the Ordinary and Extraordinary General Shareholders’ Meeting, which is awaiting ratification from the Brazilian Central Bank:

Name	Position	Date of Birth

Iran Siqueira Lima	Member	05/21/1944
Alberto Sozin Furuguem	Member	02/09/1943
Fernando Alves de Almeida	Member	12/10/1952
José Marcos Konder Comparato	Deputy	09/25/1932
Walter dos Santos	Deputy	08/25/1934
Cícero Péricles de Oliveira Carvalho	Deputy	03/26/1954

          Under our by-laws, we also have an appointments and compensation committee, which until April 27, 2005 was our stock option committee, albeit with expanded goals and purposes, in line with best corporate practice in the international market. We also have an audit committee, a disclosure and insider trading committee and an international advisory board. We previously had an internal controls committee that was transformed into the audit committee, expanding its objectives and purposes in order to adapt it to the provisions of Resolution no. 3,198 of the National Monetary Council and the Sarbanes-Oxley Act. According to the decisions taken by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2006 (awaiting ratification from the Brazilian Central Bank), we had the change of the denomination of the Compensation Committee to the Appointments and Compensation Committee and the committee’s composition, objectives and purposes expanded. We also had the unification of the Disclosure Committee and the Insider Trading Committee, to be denominated Disclosure and Insider Trading Committee. For information regarding the functions of our appointments and compensation committee, see “Item 6E – Share Ownership.”

          Our appointments and compensation committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth

Olavo Egydio Setubal	President	04/16/1923
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Carlos da Camara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
José Carlos Moraes Abreu	Member	07/15/1922
Roberto Egydio Setubal	Member	10/13/1954
Roberto Teixeira da Costa	Member	02/05/1934

Our audit committee is responsible, among other functions, for:

•	evaluating the effectiveness and reliability of our internal control and risk management systems,

•	assessing the compliance of our operations and businesses with legal provisions and internal regulations and policies,

•	supervising our internal auditing services, preserving the quality and the integrity of the accounting process, balance sheets and additional information,

•	monitoring the independent auditors ensuring they remain independent and reliable, and

•	recommending the hiring and dismissal of the independent auditors to the Board of Directors.

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

          Our disclosure and insider trading committee is responsible for the administration of the management of the  Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities, among other responsibilities.

          Our disclosure and insider trading committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth

Alfredo Egydio Setubal	Investor Relations Officer	09/01/1958
Alcides Lopes Tapias	Member (*)	09/16/1942
Alfredo Egydio Arruda Villela Filho	Member (*)	11/18/1969
Henri Penchas	Member (*)	02/03/1946
Roberto Teixeira da Costa	Member (*)	02/05/1934
Tereza Cristina Grossi Togni	Member (*)	01/25/1949
Antonio Jacinto Matias	Member (**)	09/11/1946
Maria Elizabete Vilaça Lopes Amaro	Member (**)	04/10/1952
Silvio Aparecido de Carvalho	Member (**)	05/09/1949
Antonio Carlos Barbosa de Oliveira	Member (***)	06/13/1951

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

          Our international advisory board is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth

Roberto Egydio Setubal	President	10/13/1954
Artur Eduardo Brochado dos Santos Silva	Member	05/22/1941
Carlos da Camara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
Henri Penchas	Member	02/03/1946
José Carlos Moraes Abreu	Member	07/15/1922
Maria de Lourdes Egydio Villela	Member	09/08/1943
Roberto Teixeira da Costa	Member	02/05/1934
Rubens Antonio Barbosa	Member	06/13/1938
Sergio Silva de Freitas	Member	01/16/1943

6D.	Employees

General

The following table sets forth the number of our employees at December 31, 2005, 2004 and 2003:

	December 31,

	2005	2004	2003

	Number of Employees

Employees (on a consolidated basis)	50,927	45,220	42,365
Brazil	49,830	44,120	41,271
Abroad	1,097	1,100	1,094
Banco Itaú Buen Ayre (Argentina)	1,009	1,000	1,003
Others	88	100	91

          Employees from each of our business operations at December 31, 2005, 2004 and 2003 are presented in the following table:

	December 31,

	2005	2004	2003

	Number of Employees

Banco Itaú Holding and subsidiaries:
Itaubanco	43,675	42,523	40,386
Itaú BBA	706	648	603
Itaucred	6,464	2,049	1,376
Corporation	82	—	—
Total	50,927	45,220	42,365

          Since 1985, we have reduced the number of our employees from 87,436 to 50,927 as part of our overall policy of rationalization and automation, which resulted in increased productivity. The number of our employees increased 12.6% from December 31, 2004 to December 31, 2005 as a result of the acquisition of Orbitall and the development of the new segment, Itaucred, focused on personal loans, especially for non clients.

          As an effort to centralize back office operations, since December 2004, we have sought to streamline the operations of the banks we have acquired by closing/incorporating branches where we already had coverage and by introducing our technology and automated processes into branches of BEG, Banestado, Banerj, Bemge and Banco del Buen Ayre .

          All of our employees are represented by one of the 198 unions. Since 1986, the banking industry in Brazil has been subject to intermittent strike action by organized labor unions. During the course of a strike, banks may not be able to carry out fully their normal banking functions. However, although we may suffer disruption in our retail banking operations and, in a lesser extent, our corporate banking operations, we have not suffered significant losses in either sector through strike action.

          The negotiation is carried out among FENABAN, that represents banking institutions and two Confederation – CNB and CONTEC -, that represents employees. They conduct annual wage negotiations to set entry level salaries, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels. We are always looking forward to having good relationships with our employees.

          We sponsor ten pension plans for our employees that supplement what they receive under the Brazilian social security system. Six of these plans are administered by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board that is comprised of our representatives and our employees. The remaining plans are Funbep I and II Plans, which are managed by Funbep - Fundo de Pensão Multipatrocinado, Prebeg Plan, which is managed by Prebeg - Caixa de Previdência dos Funcionários do Banco BEG and PGBL Plan (a defined contribution plan) designed for new employees since August 1, 2002. Both Funbep and Prebeg are trusts established for managing pension plans.

          As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that administer the plans. During 2005 and 2004, we made contributions to the pension plan at levels required by actuarial standards.

Training and Development

          Our human capital is a competitive advantage, as it is able to face ever increasing challenges and market competitiveness. In our organization, characterized by continuous expansion, improvement and development, one of our main priorities is to properly recruit, train and retain professionals.

          In relation to our commitment to social responsibility and the HR management policy, the year 2005 represents a landmark, as we carried out an aggressive training and development strategy. We hired college graduates from institutions that are focused on the social inclusion of minorities, in order to become more socially responsible and increase our longevity with new, diverse and motivated minds.

          The main purpose of our training programs, whether in-house or external ones, is to disseminate and align our business strategy. They are devised to provide high performance to the bank, meet client needs, and stimulate our teams. Our in-house programs have attained outstanding results, as knowledge and the strategy were disseminated from leaders to their teams supported by internal communication and an aligned strategy.

Our external programs, which have the highest standards of quality, are enhancing the technical and managerial skills of our employees.

          Also in 2005, our Cultura de Performance (Performance Culture) project established important principles for the bank’s strategy (Principles of Itau Way). In order to implement and disseminate these principles, the Top and Middle Management participated in the Jornada de Liderança (Leadership Journey), which consisted of a 360-degree performance survey (Individual Development Tool – FDI), Insight Workshops focused on behavior and competences, and Individual Coaching Sessions.

          The organization climate survey conducted in 2005 had a positive effect on the internal environment because of the resulting action plan. The valuable information provided from such survey will continue to guide our principles of excellence, applicability and fairness.

6E.	Share Ownership

          The members of our board of directors and our board of executive officers, on an individual basis and as a group, beneficially own less than 1% of the ordinary shares of our stock and less than 3% of the preferred shares of our stock. See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders” for more information.

Stock Option Plan

          In 1995, we implemented our stock option plan, or the Plan. Our Plan is designed to retain the services of our officers and to obtain highly qualified employees. Each option gives the holder the right to one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

          The Plan is managed by the Appointments and Compensation Committee, or the Committee, made up of six members who are elected on an annual basis by the board of directors and is presided by the Chairman of the board of directors. The Committee periodically grants and sets the terms of the share options and determines which officers will be included in the plan.  In certain cases, options may also be granted to officers of our subsidiaries and highly qualified employees, and may be used to attract certain skilled professionals. The board of directors may revise the decisions of the Committee within 30 days of the grant. The Committee may only grant the options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian corporate law. The amount of options granted in any given year may not exceed 0.5% of our total shares, at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

          The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the Committee or outside certain suspension periods. The vesting period may vary, at the Committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised. The exercise price of the option is determined by the Committee at the time of the grant and is indexed for inflation up to one month before the option exercise month. In determining the exercise price, the Committee reviews our recent trading activities in the public market. The Plan also stipulates that, after the exercise of the option, the shareholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option. For further information relating to the issuance of our stock options, see “– Compensation.” For more information regarding our stock option plans, see note 25 to our consolidated financial statements.

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

          The following table sets certain information as of December 31, 2005 with respect to:

•	any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

•	any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

•	other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total

	Number of Shares total	% of	Number of Shares Total	% of	Number of Shares total	% of

	(per share, except percentage amounts)
Itaúsa–Investimentos Itaú S.A.	534,425,660	88.2	28,030	0.01	534,453,690	47.2
Treasury Stock	4,387,823	0.7	24,544,000	4.66	28,931,823	2.6
Others	67,149,937	11.1	502,405,840	95.33	569,555,777	50.2

Total	605,963,420	100.0	526,977,870	100.00	1,132,941,290	100.0

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

          After March 24, 2003, as a result of the corporate restructuring, Itaú Holding became the direct controlling shareholder with 100% of Itaú shares. Itaú Holding is in turn controlled by Itaúsa, who now holds 88.2% of its common shares.

          In June 2005, la Caixa announced that it would gradually sell its Itaú preferred stock, because of la Caixa’s adoption of the new International Financial Reporting Standards - IFRS / International Accounting Standards - IAS, which require that an investment stake of less than 20% be booked at cost and recognized as income from dividends and/or as interest on equity capital.

          Consequently, the Shareholders’ Agreement between Itaúsa and Caixa Holding S.A. has been terminated. Itaúsa has relinquished its preemptive rights to the acquisition of the shares (3.12% of Itaú’s total capital stock), and la Caixa will no longer be eligible to appoint a member to the Board of Directors, a member of the International Advisory Board, and a Managing Director, as was permitted under the Shareholders’ Agreement. Dr. Vilarasau, la Caixa’s representative on our Board of Directors, ended his term in April 2006.

          Itaú bought back these shares in the São Paulo Stock Exchange to held as treasury stock at times when prevailing market conditions are favorable.

          The following table presents at December 31, 2005, the portion of each class of shares held in the United States and the number of shareholders in the United States:

	Number of Shares	Number of Shareholders

Common Shares	2,530	4
Preferred Shares	104,465,287	203
Preferred Shares Represented by ADS	68,776,558	1

Total	173,244,375	208

7B.	Related Party Transactions

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

(in millions of R$)

Balances	2005	2004	2003

Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	70,855	42,732	33,512
Securities issued by consolidated entities and acquired by other consolidated entities	23,384	12,899	12,694
Investment revenues	11,533	6,175	4,274
Securities repurchase and resale agreements between consolidated entities	5,886	2,662	2,276
Loans to consolidated entities	2,454	1,679	2,451
Debentures revenues	3,074	1,497	1,322
Fees Receivable/Payable between consolidated entities	504	1,495	708
Derivative Financial Instruments - Liabilities	2,129	953	36
Dividends	982	650	963
Borrowings and on-lendings between consolidated entities	1,501	584	221
Foreign currency purchases and sales to be settled between consolidated entities	493	330	393
Deferred Income	28	35	31
Interbank accounts of subsidiaries	64	12	—
Negotiation and intermediation of securities	3	3	43
Other balances between consolidated entities	2,779	2,081	3,596

          We present below some loan operations in dollars made by Itaú Bank, Ltd., a foreign banking subsidiary which is not subject to the limitations imposed by Brazilian law to provide intercompany loans.

	2005	2004	2003

Loans
Itaucard Financeira S.A. Crédito, Financiamento e Investimento (*)	—	15	10
Annual interests (%)	—	LIBOR + 2%	LIBOR + 2%
Banco Itaú Buen Ayre S.A.	—	29	31
Annual interests (%)	—	7.62	7.68

(*) For the purpose of financing debts of cardholders.

          We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

(in millions of R$)

	2005	2004	2003

ASSETS

Interest-bearing deposits
Banco Itaú Europa S.A.	948	502	790
Annual interest (%)	4.27	2.45	1.00 to 1.35
BIE - Bank & Trust Ltd.	—	212	—
Annual interest (%)	—	2.34 to 2.45	—
Banco Itaú Europa Luxembourg S.A.	—	—	43
Annual interest (%)	—	—	1.15
Non-interest bearing deposits
Banco Itaú Europa S.A.	1	1	1
Banco Itaú Europa Luxembourg S.A.	—	—	5
Interbank deposits
Credicard Banco S.A.	297	163	—
Annual interest (%)	18.44	18.22	—
Securities
Banco Itaú Europa S.A.	70	80	67
Annual interest (%)	4.96	1.96	1.96
Banco Itaú Europa Luxembourg S.A.	386	—	—
Annual interest (%)	4.26	—	—
BIE - Bank & Trust Ltd.	9	—	12
Annual interest (%)	4.38	—	16.80
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	181	80	87
Annual interest (%)	2.01	1.96	1.61
Derivative financial instruments – Swap (2)
Redecard S.A.	—	—	2
Loans and leases
Credicard Banco S.A.	—	—	95
Annual interest (%)	—	—	18.41 to 18.45
Dividends receivables
Serasa S.A.	15	4	4
Itausa Export S.A.	—	—	—
Other assets
Credicard Banco S.A.	9	—	—
Banco Itaú Europa S.A.	4	—	—
Banco Itaú Europa Luxembourg S.A.	1	4	—
Redecard S.A.	1	—	—

LIABILITIES

Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	—	113	—
Annual interest (%)	—	2.30 to 3.70	—
Non Interest-bearing deposits
Credicard Banco S.A.	8	13	—
Debentures
Banco Itaú Europa Luxembourg S.A.	2	—	—
Annual interest (%)	4.26	—	—
Tulipa Administração e Participações Ltda.	473	197
Annual interest (%)	18.05	17.76
Other liabilities
Credicard Banco S.A.	3	12	—
Banco Itaú Europa Luxembourg S.A.	—	—	1

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Interbank deposits revenues
Credicard Banco S.A.	62	3	—
BIE - Bank & Trust S.A.	1	—	—
Loans and leases revenues
Banco Itaú Europa S.A.	15	5	—
Services revenues
Credicard Banco S.A.	99	11	—
Securities sold and repurchase agreements
Tulipa Administração e Participações Ltda.	75	—	—
Services expenses
Credicard Banco S.A. (3)	—	—	108
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3) (4)	—	200	100

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

          The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

(in millions of R$)

	2005	2004	2003

ASSETS

Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	5	—
Duratex S.A.	—	—	1
Loans and leases
Itautec Philco S.A.	—	3	3
Annual interest (%) (2)	—	LIBOR + 4.31	LIBOR + 4.31

LIABILITIES

Interest-bearing deposits
Duratex S.A.	192	53	38
Annual interest (%)	18.20	16.02	46.87
Elekeiroz S.A.	2	—	1
Annual interest (%)	18.04	—	18.00
Itautec Philco S.A.	—	—	4
Annual interest (%)	—	—	18.09
Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	—	1
Trade notes payable
Itautec Philco S.A.	11	11	—

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Services expenses
Elekeiroz S.A.	—	—	1
Itautec Philco S.A. (3)	134	120	116
Equipments and software purchase
Itautec Philco S.A.	90	139	144

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

          The donations to both entities and services rendered by Fundação Itaú Social to Itaú Holding are presented  below:

(in millions of R$)

	2005	2004	2003

Donations by Itaú to
Fundação Itaú Social	2	2	50
Instituto Itaú Cultural	25	24	17
Services provided to Itaú by
Fundação Itaú Social	23	22	21

7C.	Interests of Experts and Counsel

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

          Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions.  It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. As of December 31, 2005, we have established reserves amounting to R$ 806 million for civil litigation and R$ 880 million for labor-related lawsuits. We have also reserved R$ 2,596 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality. Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

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

          Under our by-laws, we are required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of the distributable amount, or the mandatory dividend, in any particular year. In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. Each preferred share will be entitled to a priority minimum annual dividend of R$ 0.055.

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

	Interest on stockholders’ equity

Year	R$ per share (common and preferred)	US$ equivalent per share at payment date

2003 [1]	0.9650	0.3308
2004 [1]	1.2110	0.4311
2005	1.6486	0.7553

[1] Due to the reverse stock split effected in 2004 and the stock split in 2005, interest on stockholders’ equity paid in 2004 and 2003 are presented after giving retroactive effect to the reverse stock split approved on April 28, 2004 and the stock split approved on August 22, 2005.

	Interest on stockholders’ equity

Month (Payment date)	R$ per share (common and preferred)	US$ equivalent per share at payment date

February 1, 2006	0.0210	0.0095
March 1, 2006	0.0210	0.0099
April 3, 2006	0.0240	0.0111
May 2, 2006	0.0240	0.0116

8B.	Significant Changes

          We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9  THE OFFER AND LISTING

9A.	Offer and Listing Details

          Our preferred shares trade on the New York Stock Exchange (NYSE) under the symbol “ITU” in the form of American Depositary Shares, or ADSs. We listed our ADSs on the New York Stock Exchange and became a U.S. registered company on February 21, 2002. Each ADS represented 500 preferred shares then. On October 20, 2004, we effected a reverse stock split whereby each 2 (two) ADSs represent 1 (one) preferred share. The last modification was on October 2005, when a stock split was carried out in Brazil and the ADR to preferred share ratio changed to 1:1. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

          The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange (BOVESPA). Our shares trade on BOVESPA under the symbol “ITAU4” for the preferred shares and “ITAU3” for the common shares without par value.

          At December 31, 2005, there were:

•	an aggregate of 526,977,870 preferred shares issued, including 24,544,000 held as treasury shares, and 605,963,420 common shares issued, including 4,387,823 held as treasury shares, and

•

70,170 common shares and 216,990,816 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 0.01% and 41.18%, respectively, of the total of each class outstanding.

          We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS represents one preferred shares without par value. At December 31, 2005, there were approximately 63.1 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York. At December 31, 2005, there were 4 registered holders of ADSs, representing approximately 11.97% of the preferred shares.

          We also trade our preferred shares in the form of CEDEARs (Certificados de Depósitos Argentinos), or Argentine Certificates of Deposits in the BCBA (Bolsa de Comércio de Buenos Aires), or the Argentine Stock Exchange. Currently, one CEDEAR represents one preferred share without par value.   At December 31, 2005, there were approximately 135,000 CEDEARs outstanding.

          The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the São Paulo Stock Exchange, in reais and U.S. dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A – Key Information – Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information for periods prior to October 3, 2005 when the stock split was effected is presented after giving retroactive effect to such split.

	R$ per Preferred Share		US$ per Preferred Share

Calendar Period	High	Low	High	Low

2001	20.20	14.54	8.71	6.27
2002	20.70	11.68	5.86	3.31
2003	28.80	14.90	9.97	5.16
2004	40.60	22.30	15.30	8.40
2005	59.45	37.8	25.40	16.15

2004
1st quarter	30.70	25.35	10.55	8.72
2nd quarter	28.80	22.30	9.27	7.18
3rd quarter	32.10	27.10	11.23	9.48
4th quarter	40.60	32.50	15.30	12.24

2005
1st quarter	48.60	37.80	18.23	14.18
2nd quarter	46.00	41.11	19.57	17.49
3rd quarter	54.04	42.00	24.32	18.90
4th quarter	59.45	49.10	25.40	20.98

          Share prices for the most recent six months are as follows:

November 2005	57.45	52.85	26.03	23.95
December 2005	59.45	55.35	25.40	23.65
January 2006	67.20	56.40	30.32	25.45
February 2006	71.99	64.11	33.71	30.02
March 2006	70.90	63.00	32.64	29.00
April 2006	68.49	63.00	32.78	30.16
May 2006	73.85	59.70	32.10	25.95

          The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS

Calendar Period	High	Low

2001	—	—
2002	8.75	2.94
2003	9.93	4.18
2004	15.17	7.09
2005	27.55	14.16

2004
1st quarter	10.86	8.59
2nd quarter	9.92	7.09
3rd quarter	11.27	8.81
4th quarter	15.17	11.33

2005
1st quarter	18.22	14.16
2nd quarter	19.01	15.67
3rd quarter	23.80	17.03
4th quarter	27.55	21.81

Share prices for the most recent six months are as follows:

November 30, 2005	26.46	23.88
December 31, 2005	27.55	23.49
January 31, 2006	30.45	25.05
February 28, 2006	34.04	29.14
March 31, 2006	33.45	29.42
April 30, 2006	32.10	29.51
May 31, 2006	36.09	24.86

9B.	Plan of Distribution

Not applicable.

9C.	Markets

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

          At December 31, 2005, the aggregate market capitalization of the 343 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 482 billion and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51% of the total financial volume traded by all listed companies in 2005. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.

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

          The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the CVM the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002.  In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. See “Corporate Governance Practices” below.  Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

          We focus on creating value for our shareholders. We believe that one of the ways Itaú Holding has found to generate value for shareholders is to maintain good practices of Corporate Governance, as a long-term continuous process, designed to ensure sustained growth of the company. For many years we have been following principles relating to disclosure, minority shareholders’ rights and transparency as part of our corporate governance initiatives. For instance, Itaú is a public company with shares traded on the market since its foundation, in 1945, date of its register at BOVESPA. In February 2002, Itaú listed its Level II ADRs on the NYSE and has therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in US GAAP format and fulfilling US legislative requirements, including the 2002 Sarbanes-Oxley Law.

          Please find below some highlights of our Corporate Governance policy:

Board of Directors and Structure of Committees

          Brazilian Corporate Law defines the Board of Directors as the highest body in a publicly listed company, and its constitution is obligatory. The Board of Directors strategically guides the business affairs of the company, supervising management activities and acting to protect shareholders’ interests and maximize their investment.

          Our Board of Directors currently has 14 members and, since 2001, Itaú Holding shareholders also elect independent members to the board. These members are professionals who have never been in the employ of the company, nor directors, nor service providers nor persons associated with the controlling block of shareholders. Their independence ensures greater defense of minority shareholders’ interests in decisions, as well as stimulates debate and exchange of ideas, in allowing views other than that of the controlling block to permeate Board meetings.

          Banco Itaú Holding Financeira currently has five independent professionals on its Board of Directors: Pérsio Arida (former-chairman of the Central Bank), Roberto Teixeira da Costa (first president of the Brazilian Securities Commission), Alcides Lopes Tápias (former-minister of Development, Industry and Trade), Tereza Cristina Grossi Togni (former-director of the Central Bank) and Gustavo Jorge Laboissiere Loyola (former chairman of the Central Bank, elected in the General Shareholders’ Meeting of 2006). Another point to highlight is that only two members of the executive board are members of the Board of Directors (the president Roberto Setubal and the senior vice-president Henri Penchas), which means the board of directors is given more involvement and information on the senior management of the company without affecting its impartiality.

          The Ordinary and Extraordinary General Shareholders’ Meeting of 2006 approved another mechanism of Corporate Governance related to the Board of Directors: no individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election. A transition rule has been established for current directors who may be over 70 (seventy) years of age. They may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

          A good Corporate Governance practice is the use of committees to assist the Board of Directors with certain issues. Several committees may be formed for more in-depth and specialized examination of a certain subject and to take the Board their opinions and conclusions on a range of issues. Please find below a list of Itaú´s statutory Committees linked to the Board and their main functions:

•	Audit Committee

•	Appointments and Compensation Committee

•	Disclosure and Insider Trading Committee

•	International Advisory Board

•	Advisory Board

Audit Committee

          The April 2004 General Shareholders’ Meeting set up the Audit Committee of Itaú Holding pursuant to Resolution n. 3,081/2003 of the National Monetary Council, revoked and replaced by Resolution 3,198/2004, and to Sarbanes-Oxley Law of the US Congress (2002). Itaú Holding’s Board of Directors therefore elected from three of its members to serve on the Audit Committee, taking into account the criteria for independence stated in the regulations of the Central Bank of Brazil and the requirement for one of its members to have sufficient knowledge to be described as a financial specialist. These are as follows: director Carlos da Camara Pestana, Chairman of the Committee, and directors Alcides Lopes Tápias and Tereza Grossi, the latter in her capacity as Financial Specialist for the Committee.

          The Audit Committee is exclusively for all companies of the Itaú Financial Conglomerate and its tasks are to foster: the quality and integrity of the financial statements of the Itaú Financial Conglomerate; compliance with legal and regulatory requirements; and the quality and effectiveness of the internal controls and risk management systems. Also under its supervision are internal and external audits, so the Audit Committee is therefore responsible for the performance, independence and quality of the work of the independent auditors in relation to the Itaú Financial Conglomerate, as well as the performance and quality of the work of internal auditors.

Appointments and Compensation Committee

          In 2005, the Ordinary General Shareholders’ Meeting approved the creation of the Remuneration Committee with the presence of an independent board member. The Remuneration Committee defines remuneration for the Directors, including allocations of the global and annual budget determined by the General Meetings, payments under profit sharing programs, stock options and benefits of any kind and representation budgets, bearing in mind the responsibilities, time spent on duties, competence and professional reputation and value of services in the market. The Committee also guides remuneration policy for Directors of subsidiaries.

          The General Shareholders’ Meeting of 2006 has approved an expansion in the scope of this Committee, changing its name to Appointments and Compensation Committee and incorporating to its responsibilities:(i) to analyze and propose names for appointment to the Board of Executive Officers; (ii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iii) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations and (iv) to propose criteria for evaluating the activities of the Board of Directors.

Disclosure and Insider Trading Committee

          The committees have as their main function that of administering the Policies on Disclosure of Relevant Act or Fact and on Trading of Securities issued by the Company. The scope of its performance covers a range of internal actions aimed at improving flows of information and upholding the ethical conduct of their administrators and signatory collaborators. Itaú was the first listed companies in Brazil to introduce and maintain these governance committees. The Brazilian Securities Commission’s Instruction n. 358 stated that it is compulsory for listed companies to adopt a Disclosure Policy and facilitated the adoption of a Trading Policy. Besides adopting both policies, Itaú Holding enlarged the scope of the Instruction by setting up the committees, which were not specifically required under the legislation. Both committees include independent board members and executive board members in their respective compositions, and were raised to the condition of statutory bodies by the 2005 Ordinary General Shareholders’ Meeting and unified in a single Committee (Disclosure and Insider Trading Committee) by the General Shareholders’ Meeting of 2006.

Advisory Committees

          The Advisory Board and the International Advisory Committee are comprised of Board members and Directors of Itaú, as well as other individuals with recognized skills in the international financial and economic arena. They work with senior management to evaluate the prospects of the domestic and global economic picture, and apply internationally accepted codes and standards, particularly in the areas of financial and monetary policy, corporate governance, capital markets, payment systems and prevention of money laundering, in order to contribute to the application of Itaú Holding’s presence in the international financial community.

Internal Collegiate Bodies

          The involvement of the Board of Directors and its committees with the matrix and collegiate structure of our senior management is one of the company’s major competitive differentials in the view of the Senior Management. Moreover, this lays the bases for an organization that seeks an enduring and sustainable basis in the long term, maintaining focus strictly on the performance of businesses, adding value for shareholders with ethics, transparency, and adoption of the best Corporate Governance practices.

          The committee structure connected to the Board of Directors ensures formal and systematized treatment of subjects of strategic relevance and control for the Bank, providing additional information and perfecting controls exercised in relation to the senior management. The members of the Board of Directors and other members of the committee structure act with the collegiate bodies of Management, at all times seeking consensus through dialogue and the systemic approach that characterizes the senior management of Itaú. Collegiate bodies are empowered to take decisions, thus ensuring agility in decision taking and fostering communication and integration across departments, which make their contributions and pose their points of view for the purpose of adding value to the Organization. Please find below some of these collegiate bodies:

•	Senior Itaú Holding Commission

•	Senior Ethics Commission

•	Senior Credit Committee

•	Senior Financial Risk Management Commission

•	Senior Accounting Policies Commission

•	Senior Taxation Commission

•	Senior Operational Risk Audit and Management Commission

          Depending on the nature of the items being reviewed by these commissions, those managers with particular knowledge of the subject can be invited to attend meetings.

          It is also worth mentioning that Itaú is one of the few Brazilian companies that remunerate executives with stock options. This means that part of the Bank’s executives’ variable remuneration takes the form of stock options, thus generating commitment to Itaú’s performance.

          Our Stock Options Plan has been formalized and available on the Investor Relations website since 2002. The aim of the Plan is to integrate executives in the process of development of the institution in the medium and long term, facilitating their participation in the value that their work and dedication add for the institution’s shareholders. The Plan defines eligibility, conditions and limits for options, details of exercise prices, grace period and exercise of options and other detailed and transparent rules.

Shareholders’ Rights

          Over the last years, Itaú has been creating mechanisms and structures aimed at protecting and enhancing the minority shareholders’ rights. One example is our Fiscal Council. Brazilian Corporate Law defines the Fiscal Council as an organ for defense of the interests of shareholders of a listed company. The Council supervises the actions of the senior management and issues reports and opinions on the activities of the company, particularly concerning its accounting statements. The Fiscal Council may (or may not) be elected annually by the General Shareholders’ Meeting and its mission is to supervise management actions, examine accounting statements and issue an opinion on management’s annual report. Itaú Holding’s Council has been in place since 2000 and has 3 professionals independent of the controlling block of shareholders, one of them being elected by holders of preferred shares.

          Furthermore, in 2001, BOVESPA decided to introduce a “seal of quality” for Brazilian companies that lead the field in terms of Corporate Governance. Companies commit to several practices such as greater disclosure, shareholder dispersion and commitment to minority shareholders so they become part of the Corporate Governance Index (locally IGC), a listing segment for companies that provide greater investor security.

          Itaú was one of the first companies to adhere voluntarily to the São Paulo Stock Exchange’s Corporate Governance Level 1 in a ceremony held on June 26, 2001. Among the commitments we assumed are: keeping a minimum portion of shares - representing 25% of capital - in circulation to guarantee liquidity, and a large amount of information that we must disclose to shareholders and the capital market every quarter.

          Tag Along rights are also in the interests of minority shareholders (those not part of the controlling shareholders’ group) in listed companies. This means that minority shareholders do not sustain losses in the event of sale of the company by the controlling block, because a minimum price is set for each share held. This minimum is a percentage of the price paid to the controlling shareholder. In other words, there is joint sale in which the controlling shareholder may sell their holdings as long as they ensure remuneration of the minority shareholders.

          Tag Along rights are included in the legislation as an optional right to be offered to holders of preference shares, and are obligatory only for non-controlling ordinary shareholders. However, this is such an important right that BOVESPA itself introduced a specific index for companies granting this right to their preference shareholders (known as ITAG).

          In the case of Itaú, however, on April 30, 2002, shareholders approved Tag Along for holders of preferred shares too. In other words, in the event of a change in control of the company, the new controlling shareholders will be forced to extend their public offer to the shareholders holding preference stock under the same conditions as their offer for holders of ordinary shares who are not part of the controlling shareholders’ group.

          In November 2004, Itaú Holding became the first Brazilian company to voluntarily adopt Treasury Operational Rules. The Rules are the result of a wide-ranging national and international study of best practices in the market and now govern all trading in its own stock by Itaú Holding on the Exchanges where its stock is traded. In the view of its Senior Management, the Rules created by Itaú Holding pose innumerable benefits, including reduction of operational, financial and strategic risk, the creation of the internal culture for these transactions in the capital market, reduced possibility of market concentration or improper price formation, reinforcement of the strategy of repurchasing securities aimed at conserving liquidity and value for shareholders and Corporate Governance best practices, guaranteeing greater transparency for transactions.

Investor Relations Policy

          The principal objective of the Investor Relations area at Banco Itaú Holding Financeira is to supply appropriate input to provide a sufficient basis for investing in Itau Holding’s shares through the dissemination of transparent information. We seek to consolidate and maintain the image of Itaú Holding of leadership and innovation in the Capital Markets by always respecting legal and ethical principles.

          The IR area relates to the market by the timely and transparent divulging of relevant information. In this context, public meetings are one of the most important channels of communication with the company and are highly appreciated by investors, analysts and shareholders. The opportunity to interact with senior officers and discuss strategies and earnings can be a decisive factor in taking decisions on investments. Indeed, BOVESPA requires companies listed on the Corporate Governance Levels to hold at least one meeting with investors every year. In the case of Itaú, since 1996, public meetings have been held at the regional offices of the Association of Capital Market Investment Analysts and Professionals (locally APIMEC) and several presentations have been made in the United States and Europe. At these presentations, Itaú Holding has the opportunity of providing details of performance, strategy for adding value, perspectives for the future and other issues for the financial community.

          Showing commitment to progress in the Brazilian capital market, Itaú Holding has also made presentations at APIMEC regional offices in different cities covered by APIMEC regional offices since 2002.

          We emphasize that, in 2005, 13 presentations were made for APIMEC, 10 roadshows in the United States and Europe, 5 teleconferences in Portuguese and English on quarterly reports and relevant facts and another 12 presentations in Brazil at seminars, conferences and congresses on a wide range of subjects connected to our performance and the capital market.

          Another highlight of our Investor Relations policy is our IR website, which plays a key role in Itaú Holding’s corporate governance by dynamically and democratically providing the opportunity for direct contact between shareholders, the market and Itaú Holding, by providing all relevant information such as: stock quotations and charts, shareholder information, relevant facts, official reports and news, earnings estimates, calendar of events, conference calls, presentations, E-mail & Wap Alert and Full Financial Statements. Note that our IR website has already been through 3 major modifications since 2000, and in all cases has provided more technological innovations and new tools for users. Our website has been evaluated as one of Latin America’s top 5 every year and was recently named Brazil’s best IR website by Investor Relations Magazine, the American publication viewed as the most important in the world in Investor Relations.

Corporate Responsibility

          We believe that the best translation of such concept is our Code of Ethics. A code of conduct should not be confused with mere regulations or internal rules of the company. A code of conduct is more than this in that it must reflect the values of the company, define its ethical position and maintain the respect, trust and credibility it has earned from its strategic publics. It is an instrument that should be a benchmark for all decisions taken in the company, from the most important to the most routine.

          We base our activity on principles that sustain an organizational culture aimed at the valorization of individuals, strict fulfillment of rules and regulations and a constant vocation for development. Therefore, the bank has compiled and published its Code of Ethics since the year 2000, and it is amply disseminated internally. The Code reflects these values and is one of a number of instruments acting as incentive for its practice. Itaú also set up its Corporate Ethics Committee, which works in synergy with the different sector ethics committees, and constantly evaluates the current content and pertinence of the Code and determines actions required for publicizing and disseminating the highest standards of ethical conduct in the Institution. In October 2005, as part of its policy of constantly seeking development, Itaú announced its newly enlarged and updated Code of Ethics, thus building the bases for the future of a world class company that aims to be sustainable and perennial.

          Itaú also believes that socio-environmental commitment and responsible practices are key for the sustainability of such world class companies. As a first step in accordance with this belief, Banco Itaú and Banco Itaú BBA both voluntarily adhered to the Ecuador Principles in 2004. By adopting the Ecuador Principles, Banco Itaú and Banco Itaú BBA followed the social and environmental policy of the International Finance Corporation (IFC), a body associated with the World Bank, for project financing transactions involving US$ 50 million or more. In 2005 Itaú Holding created the Executive Committee and the Socio-environmental Responsibility Commission. The central objective of the Committee is to define Itaú’s socio-environmental responsibility policy and establish alignment of the Bank’s stock through analysis of risks, opportunities and threats for Itaú in relation to the Bank’s socio-environmental responsibility initiatives and propose projects and solutions.

          As a result of such commitment, we have been part of the Dow Jones Sustainability World Index (DJSI World) since it was introduced in 1999. The DJSI acclaims companies of recognized corporate sustainability, meaning that they are capable of creating value for shareholders in the long term, by seizing opportunities and managing the risks associated with economic, environmental and social factors. In other words, it takes into account not just financial performance, but mainly the quality of the company’s management, which should integrate economic value with social and environmental performance as a means of ensuring long term sustainability. Assessments are updated annually using a questionnaire of more than 20 items relating to the economic, social and environmental performance of these companies. Itaú is the only Latin-American bank to be part of the index nowadays.

          Itaú was also selected to compose the theoretical portfolio of BOVESPA’s Business Sustainability Index (locally ISE). The ISE was introduced in 2005 as a social benchmark for responsible investment and also to foster good practices in the Brazilian business community. Itaú was the second largest company in terms of weighting in the index (17.3%).

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

Committees

          We are not required under applicable Brazilian corporate law to have a Nominating Committee, Corporate Governance Committee and Compensation Committee. However, we do have an Appointments and Compensation Committee and a Corporate Governance Committee: the “Disclosure and Insider Trading Committee”. See “Corporate Governance Practices” above. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting. Global compensation for our directors and executive officers is established by our shareholders. Itaú Holding’s by-laws establish the purchase of stock options, the constitution of an Appointments and Compensation Committee and its attributions under the Stock Options Plan approved by the general shareholders meeting. This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the Appointments and Compensation Committee and grants it some responsibilities in deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

          The Brazilian banking law (Resolution 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian corporate law requires us to have a fiscal council, which is composed of three to five members. Both the audit committee and fiscal council comply with international corporate governance standards. The fiscal council members are elected at the general shareholders’ meeting and the audit committee is elected by the board of directors among its members. The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a fiscal council that consists of three members and three alternates and which meets once a month.  In April 2003 the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our fiscal council, as established according to the Lei das Sociedades por Ações as well as certain additional adaptations (such as a mandatory consultation to the fiscal council on the engagement of auditors), allows us to meet the requirements set forth by the SEC. However, in order to keep best corporate governance practices not only in Brazil, but also in the international markets, and in order to comply with the Brazilian banking law, as of April 2004 we have implemented an independent audit committee composed of a majority of independent members of our board, as required by the Sarbanes-Oxley Act and NYSE rules. See “Corporate Governance Practices” above.

Shareholder Approval of Equity Compensation Plans

          Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to the shareholders’ meeting confirmation.

Corporate Governance Guidelines

          We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to BOVESPA’s level 1 of Corporate Governance and adoption of tag-along rights for all shareholders, regardless of their voting rights. See “Corporate Governance Practices,” above.  We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction 358 guidelines; and (ii) the Policy on Trading of Securities, which requires management to inform all transactions relating to our securities, and which was an optional device included in CVM’s Instruction 358. Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees, which were unified in the Disclosure and Insider Trading Committee in April 2006.

Code of Business Conduct and Ethics

          Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in 2000 our Code of Ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules. In October 2005, as part of its policy of constantly seeking development, Itaú announced its newly enlarged and updated Code of Ethics, thus building the bases for the future of a world class company that aims to be sustainable and perennial. See “Item 16B – Code of Ethics.”

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

          Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$ 0.055 for each preferred share, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 17 of our by-laws, after ensuring the common shares the dividend established in (b) above.

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

          Our by-laws authorize a profit sharing plan for management as well as a stock option plan for management and employees. The shareholders meet annually at a shareholders’ meeting in order to determine the global amount to be paid to the management. The board of directors determines the compensation of its own members. The Appointments and Compensation Committee determines the compensation of the executive officers. The board of directors, under Brazilian law, provides that the amount of compensation, as a whole, does not exceed the lesser of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to those directors and officers.

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

          Based on those conditions, prior to our shareholders’ meeting that took place on October 8, 2001, which approved changes to our by-laws, we had established a special reserve which could be used for any of the following purposes:  (i) exercise preemptive rights of subscription in capital increases of companies in which we hold interests, (ii) convert these funds into our share capital and (iii) pay intermediate dividends. This reserve was made up of (i) net profits, (ii) the reversal to the accumulated profits account of any reserve for profits to be realized and (iii) the reversal of any amount of intermediate dividends re-credited to the special reserve account. The amount of this reserve could not (a) individually exceed 95% of our share capital and (b) together with the legal reserve, exceed 100% of our share capital.

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

          We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2005, 2004 and 2003.

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

          The Brazilian corporate law provides that common and preferred shares are redeemable under delisting of shares at a fair price determined upon the criteria provided thereof. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be redeemed at a value on the basis of a new balance sheet that is dated within 60 days of that shareholders’ meeting. In such case, we will pay 80% of the value calculated according to the last approved balance sheet and, after the preparation of the new balance sheet, we will pay the balance within 120 days from the date of the relevant shareholders’ meeting.

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

Other Aspects on the Brazilian Corporate Law

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

          Under our by-laws (article 3, sub item 3.3), our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution, that controls the registration of those shares, Itaú Corretora de Valores S.A.

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

Limitations on Rights to Own Securities

          Except as described above, there are no limitations under Brazilian law on the rights of non-residents or foreign shareholders to own non-voting preferred shares of Brazilian financial institutions, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights due to future circumstances that may grant voting rights to such shareholders. Our by-laws reflect the inexistence of such limitations in connection with our preferred shares.

10C.	Material Contracts

Strategic Alliance with BMG

          On December 8, 2004, we entered into a cooperation agreement with Banco BMG S.A., or BMG, under which we established a line of credit to acquire certain receivables generated by loans granted by BMG.  The first assignment, made in December 2004, involved receivables with a net present value of R$ 250 million.  Pursuant to the agreement, (i) BMG is required to assign to Banco Itaú S.A., on a monthly basis for up to 36 months, receivables with a net present value ranging from R$ 100 million to R$ 150 million and (ii) Banco Itaú S.A., during this 36-month period, has the obligation to acquire these receivables until the balance of the assigned receivables reaches R$ 1.5 billion.  Thereafter, Banco Itaú S.A.’s obligation is to acquire receivables only to the extent necessary to maintain this balance.  In addition, Itaú Holding has the right of first refusal to offer through BMG’s distribution network financial products and services developed by us and marketed under the BMG brands, such as pension plans, insurance products and credit cards. As of December 31, 2005, we have already purchased loans in excess of R$ 1.5 billion.

          Association with CBD

          On October 27, 2004, we entered into a joint venture agreement with Companhia Brasileira de Distribuição, or CBD, to establish a new financial institution named Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC.  FIC will offer and sell financial services and products to CBD’s customers, including private label credit cards, consumer credit and personal loans.  FIC will operate at the CBD stores located throughout Brazil (555 stores by the time of the transaction).  Each of CBD and Itaú Holding indirectly holds 50% of FIC’s capital stock.  However, Itaú Holding is responsible for the management of the company, and appoints most of the company’s officers.  This association with CBD required us to invest up to approximately R$ 455 million.

          Alliance with Intercap

          On December 10, 2004, we entered into agreements to purchase from Banco Intercap S.A. - Intercap its company engaged in sales promotion activities and its automobile finance portfolio, which was transferred to us on January 31, 2005.  The purchase price was approximately R$ 300 million.

          Association with Lasa

          On April 27, 2005, we entered into a joint venture agreement with Lasa to create a new financial institution to be owned equally by us and Lasa.  This new institution has the right to offer and sell, on an exclusive basis, financial products and services to Lasa’s customers. Lasa is one of the leading retailers in Brazil, selling a broad range of products at 158 stores located throughout Brazil by the time of the transaction.  Itaú Holding is responsible for the management of the new financial institution, and is entitled to appoint the company’s officers.  This joint venture with Lasa required us to invest approximately R$ 240 million.  Pursuant to the agreements governing the joint venture, Lasa may be required to pay us fines in the total amount of R$ 100 million in the event it does not meet certain performance targets established in such agreements.  See “Recent Developments – Association with Lasa.”

          Credicard Companies Transactions

          Before November 2004, Credicard, Orbitall and Redecard, all companies engaged in the credit card sector, were owned in equal parts by Citigroup, Unibanco and us.  In November 2004, the three partners concluded the negotiation of certain agreements that substantially changed their respective equity stakes in two of these companies, Credicard and Orbitall.  The equity stakes of the three partners in Redecard remained unchanged.

          Under new agreements with Citigroup, which were entered into on January 31, 2005, the management and results of operations of Credicard in 2005 were shared between us and Citibank. On April 30, 2006, Credicard was split and credit card accounts were divided between Citigroup and us. Credicard’s shared management ended and the assets and liabilities associated with the respective credit card base were transferred to us or to Citibank, as the case may be.  These new agreements further provide that the Credicard brand may be used by Citibank and us until December 31, 2008.

          On December 29, 2004, we acquired 100% of Orbitall capital stock, and it became our subsidiary.  The purchase price was approximately R$ 287 million. Orbitall is the largest credit card processor in Brazil, with agreements to process 19 million cards as of December 31, 2005.

          Joint Venture with XL Capital

          On January 30, 2006, Itaú Holding and XL Capital Ltd. or XL, executed a memorandum of understandings aiming at creating a new insurance company in Brazil, which will operate in the commercial lines insurance market.  This memorandum involves the contribution by Itaú Holding and XL of commercial lines insurance business in Brazil (namely property, casualty and specialty commercial books) to a new insurance company.  The effectiveness of the memorandum is still subject to certain conditions, including the execution of definitive agreements by the parties and approval by the governmental authorities.

          Acquisition of BankBoston in Brazil

          In May 2006, we and Itaúsa – Investimentos Itaú S.A. (“Itaúsa”) entered into an acquisition agreement with Bank of America Corporation (“BofA”) through which we agreed to acquire BofA’s operations in Brazil (“BofA Brazil”).  Simultaneously, we and Itaúsa also entered into an agreement with BofA by which we have the exclusive right to buy BofA’s operations in Chile and Uruguay as well as certain other financial assets.

          The operations of BofA Brazil will be acquired through the issuance of 68,518,000 non-voting shares (representing approximately 5.8% of total shares) of Itaú Holding.

          We and Itaúsa entered into a shareholders’ agreement with BofA, which will become effective upon completion of the acquisition of BofA Brazil.  Pursuant to the terms of this shareholders’ agreement, BofA will appoint one member of our board of directors and may not increase its equity interest in Itaú Holding above 20% of our issued and outstanding share capital.  The newly-issued shares will be subject to a three-year lock-up and BofA will not have right of first refusal, but will be entitled to tag along rights in the case of change of control of Itaú Holding.  The proposed acquisition is subject to the approval of the Central Bank, among other regulatory approvals.

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

          Additional Information

          Brazilian “Medida Provisória” No. 281/06, of February 16, 2006, reduced to zero the IRF rate on income from public securities if paid for, credited, delivered, or remitted, to non-resident beneficiaries for investments made from their publication, provided that the investors are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) and provided further that the securities were not acquired under an obligation by the buyer to resell them. Special conditions were created to tax this income prior February 2006.

          The IRF rate on income from investment funds exclusive to non-resident investors holding at least 98% of public securities was also reduced to zero, provided that the investors are not resident in a tax haven jurisdiction and provided further that the securities were not acquired under an obligation by the buyer to resell them.  In addition, the IRF rate on income from the “Fundos de Investimento em Participações,” “Fundos de Investimento em Cotas de Fundos de Investimento em Participações,” and “Fundos de Investimento em Empresas Emergentes” was also reduced to zero provided that certain other conditions are met.

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

          After “Medida Provisória” No. 281/06 became effective in February 2006, the CPMF rate applicable to withdraws from checking accounts used to fund the purchase of shares in IPOs not carried out on the Brazilian stock exchange was reduced to zero, provided that the company issuing the shares is registered with the exchange.

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

U.S. Federal Income Tax Considerations

          The following discussion is a general summary of the principal U.S. federal income tax considerations of the purchase, ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs.  For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident alien individual of the United States,

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof or  the District of Columbia,

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

          This discussion does not address all aspects of the U.S. federal income tax considerations that may be relevant to a U.S. holder in light of their particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law.  Moreover, this discussion deals only with our preferred shares or ADSs that a U.S. holder will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency” is not the U.S. dollar.

          This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations.  U.S. holders are urged to consult their own tax advisor as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws.

          Taxation of Distributions

          In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of interest on stockholders’ equity, as described above under “– Brazilian Tax Considerations – Interest On Stockholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our preferred shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

          The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations.  For U.S. foreign tax credit purposes, the dividend will be income from sources outside the United States and subject to various classifications and other limitations.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or if such U.S. holder does not elect to claim a credit for any foreign income taxes for the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s U.S. taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax (discussed below).  U.S. holders should be aware that the U.S. Internal Revenue Service (“IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.  The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  See below for a discussion regarding our PFIC determination.

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a United States exchange.  In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred share and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

          Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. holder receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day the U.S. holder or the depositary, as the case may be, receive such dividends, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by them or the depositary is not converted into U.S. dollars on the date of receipt.

          Taxation of Capital Gains

          In general, gain or loss, if any, realized upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction or any Brazilian tax) on the sale or other taxable disposition and a U.S. holder’s adjusted tax basis in our preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the U.S. holder held our preferred shares or ADSs for more than one year.  Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax if such U.S. holder does not receive sufficient foreign source income from other sources.  We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

          For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

          The application of the PFIC rules to banks is unclear under present U.S. federal income tax law.  Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules.  The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”).  The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception.  Moreover, the proposed regulations have been outstanding since 1994.

          Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, there can be no assurance that we will satisfy the specific requirements for the Active Bank Exception for any taxable year.

          Based on certain estimates of our current and projected gross income and gross assets and relying on the Active Bank Exception, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years.  However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be determined by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception), from time to time, we cannot assure U.S. holders that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. In particular, U.S. holders should be aware that we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our PFIC determination.

          If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC), unless such U.S. holders elected, generally for the first taxable year for which shares of a PFIC were considered to be held, to be taxed currently on either (i) a pro rata portion of our income, whether or not such income was distributed in the form of dividends or otherwise (and only if we made available, pursuant to a written request, certain information required for such election), or (ii) the annual increase in value of such preferred shares or ADSs, if any (which increase generally would be taxable as ordinary income) pursuant to the “mark-to-market” election (see below).

          A U.S. holder of “marketable stock” in a PFIC may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.”  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934.  Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. holders that our stock will be treated as regularly traded for any taxable year.

          If the mark-to-market election is made, an electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.  The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS.  Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

          A U.S. holder who owns shares during any taxable year that the company is a PFIC would be required to file IRS Form 8621.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above.  U.S. holders should consult with their tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

          U.S. Backup Withholding and Information Reporting

          A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless the U.S. holder (i) is a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provides a correct taxpayer identification number and certifies, under penalty of perjury, that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

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

          A comprehensive analysis of market risk is conducted, based on market factors, which may affect our positions. Due to diverse nature of the risk elements in domestic and international markets on which we operate, we conduct a different analysis of market risk for each one of those markets. The operations, including derivatives, are mapped to their risk factors, which may affect their market value, then grouped in different ways in accordance with business strategies, or on a consolidated corporate level.

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

          Itaú also operates through different business desks, notably, the client’s desk, focused on customized operations for middle market customers, and the treasury operation desk, responsible to hedge client’s desk and the other conglomerate market risks, therefore canceling the VaR of those desks.

          Domestic Market

          The main market risk factors that we identify in the domestic market risk control process are: dollar-linked interest rates and interest rates in local currency, segregated between fixed rates, rates indexed to Brazilian inflation index (IGPM) and rates indexed to a referential rate called TR.

          VaR of Structural Gap

          In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is composed mainly by assets and liabilities in our retail business and derivatives used to hedge the portfolio’s market risk.

          In 2005, we modified VaR levels for the structural gap, reflecting the improvements of market risk management policies. Among the changes implemented, FX risk (adjusted for tax purposes) was split from dollar linked interest rates, and equity factors, evaluated last year, is presented in the 2005 VaR Table. An IGPM (Brazilian inflation index linked interest rate) VaR model was started in 2005 and is represented in the table too. In order to generate comparisons, 2004 IGPM VaR is shown below on the VaR Table (2004).  This new structure better describes our current risk management.

          During this year an effective risk control and efficient cash management allowed our market risk exposure to be kept at low levels relative to  Itaú’s equity.

VaR(*) of Structural Gap

2005

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	7.6	5.9	0.9	20.9
Referential Rate (TR)	6.3	10.9	6.3	19.3
Dollar Linked Interest Rate	4.8	11.8	4.0	52.5
FX Risk (adjusted for tax purposes)	0.7	5.2	0.1	24.9
Equity	10.6	13.0	9.7	17.4
IGPM(**)	5.2	9.2	4.9	13.4
Diversification Effect	(21.2)

Total	14.1	23.5	11.3	60.2

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.
(**) Brazilian Inflation Index Linked Interest Rate.

2004

				(in millions of R$)

Risk Factor	December 31		Average	Minimum	Maximum

Fixed Rate	17.7		8.6	3.8	20.2
Referential Rate (TR)	15.6		20.6	10.4	70.3
FX Risk /Dollar Linked Interest Rate	27.9		27.9	7.8	60.6
Diversification Effect	(31.0)

Total	30.2	(**)	25.1	12.6	56.4

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.
(**) Including adjustment for tax purposes (to FX Risk Factor), Equity Risk Factor and IGPM risk Factor, the Total VaR is R$26.8 million.

          VaR of Proprietary Trading Desk

          The VaR for the operations of our proprietary trading desk is presented in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business possibilities resulting from opportunities and imperfections in the market. The VaR of these operations is more sensitive to market conditions and expectations of portfolio managers, and may present significant day-to-day changes. The nature of the trading instruments and a more dynamic management of the portfolio allow the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economical instability. The proprietary trading desks are monitored using VaR Stress Scenarios instead of Statistical VaR. VaR Stress is based on the maximum loss that proprietary trading is subject to in a combination of stressed scenarios, which are independently defined by the Economic Scenarios Evaluations Committee. This commission is composed of members of Banco Itaú Holding Financeira senior management.

          The Average VaR Stress increment resulted from an increase in the U.S. dollar internal market position, fixed rate exposures and equities portfolio.  This increase was intended to take advantage of opportunities created from the stabilization of tendencies and the reduction of the SELIC in 2005.

VaR Stress of Proprietary Trading Desk

2005

			(in millions of R$)

Trading Desk	December 31,	Average	Minimum	Maximum

Total	(135.8)	(58.1)	0.0	(232.4)

2004

			(in millions of R$)

Trading Desk	December 31,	Average	Minimum	Maximum

Total	(29.7)	(47.0)	(12.1)	(106.2)

Itaú BBA VaR

          The trading desks of Itaú BBA negotiate independently from Banco Itaú, selecting positions to optimize the risk adjusted return.

          In 2005, Itaú BBA treasury continued to play its role as competent price of commercial operations and taking advantage of arbitrage opportunities. Itaú BBA outperformed especially on interest rate market and Brazilian sovereign debt. The outstanding image of Itaú BBA on financial market is strongly associated to an efficient risk control of its positions.

          The VaR of Itaú BBA is shown in the following table:

2005

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	3.0	11.3	3.0	21.9
Dollar Linked Interest Rate	2.9	1.3	0.6	3.5
FX Risk	11.5	11.1	0.1	28.5
Equity	5.6	3.7	0.5	8.6
Sovereign Risk	13.1	5.8	2.0	14.2

Diversification Effect	(11.5)

Total	24.6	23.7	9.1	41.9

2004

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	2.6	2.1	0.6	7.2
Dollar Linked Interest Rate	1.7	1.6	0.3	10.5
FX Risk	16.0	9.6	2.2	19.7
Equity	3.2	2.7	1.0	8.1
Sovereign Risk	4.5	3.7	0.0	22.2

Diversification Effect	(8.8)

Total	19.1	14.4	4.2	29.5

          International Markets

          We maintain open positions in the international markets. The main risk factors that we are exposed to are: the Libor interest rate (Libor) and the market risk of Bonds issued by Brazilian Government and Private companies. These transactions are conducted through our Itaubank, Grand Cayman and New York branches, whose VaR is presented below gathered as Foreign Units. Banco Itaú Buen Ayre’s VaR is presented separately in next table.

          The results below show amounts of VaR much smaller than structural VaR, reflecting the low exposure level of our operations in the international market when compared to the positions in Brazil.

          The main risk factor comes from the oscillation in the market price of the Bonds.  The exposure to variations in the Libor is significantly.

VaR of Foreign Units

2005

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Sovereign and Private Bonds	4.4	5.7	3.0	8.8
Libor	0.5	0.3	0.0	0.8
Diversification Effect	(1.8)

VaR of Foreign Units	3.1	5.3	2.8	8.3

2004

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Sovereign and Private Bonds	5.3	7.0	5.3	8.9
Libor	0.1	0.2	0.1	0.3
Diversification Effect	(0.6)

VaR of Foreign Units	4.8	6.5	4.8	8.3

          The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina was reduced and the VaR at December 31, 2005 represents less than 1% of our consolidated stockholders’ equity.

VaR – Banco Itaú Buen Ayre

2005

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Inflation Index Linked Interest Rate (CER)	0.03	0.03	0.01	0.07
Libor	0.04	0.05	0.04	0.08
Interest Rate Local Currency	0.04	0.04	0.03	0.08
Diversification Effect	(0.04)

VaR - Buen Ayre	0.07	0.07	0.06	0.09

2004

			(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum

Inflation Index Linked Interest Rate (CER)	0.02	0.035	0.023	0.047
U.S. dollars	0.00	0.000	0.000	0.000
Libor	0.05	0.072	0.043	0.086
Interest Rate Local Currency	0.06	0.304	0.024	0.592
Diversification Effect	(0.06)

VaR - Buen Ayre	0.07	0.322	0.065	0.600

Global VaR

          As explained before, some portfolios are managed using specific VaR Stress techniques. Aiming to achieve more convergence between the information disclosed and the way market risk management is done, Global Statistic VaR is calculated, in the table for the 2005 period, only for the portfolios where Statistic Var is applied.

          The global VaR shown in the following table encompasses the VaR of our domestic operations, excluding Itaú’s Proprietary Trading Desk, and the operations carried out in the international markets. The table for the 2004 period includes Proprietary Trading Desk and does not include adjust for tax purposes to FX risk factor and the IGPM risk factor.

Global VaR

2005

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	9.7	13.3	2.2	20.9
Referential Rate (TR)	6.3	10.9	6.3	19.3
Dollar Linked Interest Rate	6.3	11.5	4.2	50.9
FX Risk (adjusted for tax purposes)	12.9	7.5	0.3	28.8
Equity	14.1	15.0	8.9	22.6
IGPM (*)	6.4	10.1	6.1	14.6
Sovereign and Private Bonds	20.3	16.5	10.1	24.9
Libor	1.1	0.7	0.1	1.9
Itaú Buen Ayre	0.2	0.2	0.1	0.2
Diversification Effect	(39.4)

Global VaR	37.9	30.1	19.5	66.3

(*) Inflation Index Linked Interest Rate.

2004

			(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum

Fixed Rate	18.3	7.8	2.1	18.3
Referential Rate (TR)	15.6	20.6	10.4	70.3
FX Risk/Dollar Linked Interest Rate	34.0	30.4	13.3	41.3
Equity	8.3	9.2	6.9	11.9
Sovereign and Private Bonds	15.5	22.9	15.5	28.9
Libor	0.2	0.5	0.2	0.9
Itaú Buen Ayre	0.2	1.0	0.2	1.8
Diversification Effect	(44.3)

Global VaR (*)	41.7	48.3	34.4	62.6

(*)Including adjust for tax purposes (to FX Risk Factor), IGPM Risk Factor and excluding Itaú’s Proprietary Trading Desk Portfolio the Global VaR is R$29.4 million.

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

          In order to illustrate the quality of our risk management models, we present the back testing graphs for the Fixed Rate, referential Rate (TR) and the Foreign Exchange Rate risk as well as for the global VaR (fixed, TR and FX) for our domestic market operations. Those values come from our structural positions.

          In the Fixed Rate market, delta MtM (Market to Market) surpassed VaR five times during the year ended December 31, 2005, within the limits set by our calculations.

          The distribution of risk versus return observed during the year ended December 31, 2005 for the Foreign Exchange Rate risk factor shows that losses surpassed the VaR four times during this period.

          The portfolio indexed to the Referential Rate had losses above the VaR only three times in the year ended December 31, 2005, which shows the adequacy of the risk model adopted.

          As a result of the portfolio effects, there were three days during the year ended December 31, 2005 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graphs below.

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

ITEM 15  CONTROLS AND PROCEDURES

          Evaluation of Disclosure Controls and Procedures

          We carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer (“CEO”) and chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2005.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

          Based upon the evaluation performed, the CEO and CFO have concluded that as of December 31, 2005, the company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the company and it’s consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          Changes in internal control over financial reporting

          In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), management, including the CEO and CFO, concluded that no changes in our internal control over financial reporting occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

          Compliance with Section 404 of the Sarbanes-Oxley Act of 2002

          Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 requires an internal control report of management to be included with annual reports filed on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal controls over financial reporting, (3) management’s assessment of the effectiveness of our internal controls over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal controls over financial reporting.

          Since the beginning of the second semester of 2004 our management developed a comprehensive plan in order to achieve compliance with Section 404 within the then prescribed period.  The comprehensive compliance plan included (1) documentation and assessment of the adequacy of our internal controls over financial reporting, (2) remediation of control deficiencies, (3) validation through testing that controls are functioning as documented and (4) implementation of a continuous reporting and improvement process for internal controls over financial reporting. In carrying out this plan, we were able to take advantage of the documentation and structure analyses regarding internal controls previously performed by us.

          As our management was able to conclude all the procedures for evaluation, testing, and documentation of the internal controls over financial reporting for the period ended December 31, 2005, and our independent auditors were able to conclude their audit of management’s assessment process as well as the audit  of those controls in conjunction with the audit of the financial statements, we are filing herewith in item 18 the management’s internal control report and the corresponding opinion issued by our independent auditors on internal controls over financial reporting.

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

          In 2005, the Code of Ethics was revised to broaden and to clarify our ethical commitments, and to become more didactic and less disciplinary.  All employees were invited to take part of the process by means of an Intranet hearing composed of a multiple-choice query to allow suggestions to the language. The legitimating process of the Code of Ethics included the Board of Directors too.

          After that, the Senior Ethics Commission approved the new Code and a booklet was distributed to the all employees of the company.

          We plan to continue to disseminate the Code of Ethics in 2006, which will include its distribution to stakeholders, who will receive the Code of Ethics, or folders with its summary.

          To reinforce the learning of this new Code of Ethics, an e-learning program was developed and will also be made available to all employees in 2006.

          Ethics Policy Management

          Our Senior Ethics Commission was created in 2005 and is leaded by the Executive Presidency of the Banco Itaú Holding Financeira, which is responsible for defining the guidelines of the Corporate Ethics Policy and for permanent updating the Code of Ethics.

          Our Corporate Ethics Policy was also implemented in 2005 and relates to the structure, procedures, references and responsibilities regarding implementation, dissemination, follow-up and maintenance of the company’s ethics program.

          The management system encompasses sub-committees, with codes of conduct, rules, and ethics consultancy pertinent to their respective sectors. These sub-committees manage and monitor the ethical standards of the business units. The codes of conduct complete our Code of Ethics, addressing the particular aspects of each organizational area. This structure also includes a set of guidelines and rules that define procedures, responsibilities and applicable disciplinary actions in case of breach of conduct.

          The Corporate Ethics Consultancy is responsible for developing operational routines to the Code of Ethics and for monitoring the employees’ awareness of our ethical standards.

          In connection with our efforts to implement our ethic policies, we received in 2005 the Award of Most Ethical Bank and Best Administrator Among the Largest Latin American Financial Institutions, organized by the Latin Finance Magazine and by the European Consultancy Management & Excellence.

          Ethical Compliance

          Ethical Compliance implements the activities needed to assure permanent compliance to the established ethical standards.  It is in charge of (i) monitoring ethical risks and improving processes; (ii) further developing and disseminating the existing channels for consultation and exposure; (iii) reporting to stakeholders; (iv) assessing ethical climate, including indicators of the organization’s ethical commitment; (v) training in ethical compliance; and (vi) ethical compliance auditing.

          This management structure was devised to attain constant improvement of the Ethical Policy by means of monitoring and incorporating Brazilian and foreign best practices.

16C.	Principal Accountant Fees and Services

          PricewaterhouseCoopers Auditores Independentes, or PWC, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004. The chart below sets forth the total amount billed to us by PWC for services performed in the years 2005 and 2004, and breaks down these amounts by category of service in thousands of reais:

	Total Fees (in thousands of R$)

	2005	2004

Audit Fees	$10,149	$6,968
Audit-Related Fees	3,106	1,290
Tax Fees	0	43
All Other Fees	170	5

Total	$13,425	$8,306

Audit Fees

          Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings and audit of internal controls in compliance with Sarbanes Oxley Law.

Audit-Related Fees

          Audit-related fees in 2004 and 2005 refer to services provided in connection with due diligence activities, evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

          Tax fees in 2004 were related to tax compliance and consulting services.

All Other Fees

          All other fees in 2005 and 2004 include technical material and participation in training and other events.

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

16D.	Exemptions from the Listing Standards for Audit Committees

          We are in full compliance with the listing standards for audit committees.

16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs

01/02 to 01/31/2005 (2)			8,528,100	28,671,900
02/01 to 02/28/2005 (2)			8,528,100	28,671,900
03/01 to 03/31/2005 (2)			8,528,100	28,671,900
04/01 to 04/29/2005 (2)			8,528,100	28,671,900
05/02 to 05/31/2005 (2)				34,510,000
06/01 to 06/30/2005 (2)	12,500,000	44.65	12,500,000	22,010,000
07/01 to 07/29/2005 (2)			12,500,000	22,010,000
08/01 to 08/31/2005 (2)	10,196,000	46.76	22,696,000	11,814,000
09/01 to 09/30/2005 (2)			22,696,000	11,814,000
10/03 to 10/28/2005	6,932,700	55.69	29,628,700	4,881,300
11/01 to 11/30/2005			29,628,700	4,881,300
12/01 to 12/30/2005			29,628,700	4,881,300

Total	29,628,700

(1)

Our Board of Directors approved in May 2004 a program to purchase up to 3,720,000 of our preferred shares. This program ended on April 29, 2005. Our Board of Directors approved in May 2005 a program to purchase up to 3,451,000 of our preferred shares.

(2)	Note 18 a I.

PART III

ITEM 17  FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this item.

ITEM 18  FINANCIAL STATEMENTS

          The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheet as of December 31, 2005 and 2004.

Consolidated Statement of Income for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003.

Notes to the Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003.

Management’s Report on Internal Control over Financial Reporting

          The management of Banco Itaú Holding Financeira S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

          The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of  records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

          Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2005 the company’s internal control over financial reporting is effective.

          Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers Auditores Independentes, the company’s independent registered public accounting firm, which opinion is stated in their report included herein.

/s/ Roberto Egydio Setubal	/s/ Henri Penchas

Roberto Egydio Setubal	Henri Penchas
Chief Executive Officer	Chief Financial Officer

          A signed original of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date:  June 1st, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and
shareholders of Banco Itaú Holding Financeira S.A.

We have completed an integrated audit of Banco Itaú Holding Financeira S.A.’s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and its subsidiaries at December 31, 2005  and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005  in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, June 1st, 2006

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

ASSETS	2005	2004

Cash and due from banks	1,732	1,451
Restricted cash	44	292
Interest-bearing deposits in other banks	19,833	14,557
Securities purchased under resale agreements and federal funds sold	6,389	6,580
Central Bank compulsory deposits	13,277	10,571
Trading assets, at fair value	16,478	11,995
Available-for-sale securities, at fair value	8,369	8,013
Held-to-maturity securities, at amortized cost	1,428	3,483
Net loans and leases	51,449	39,871
Loans and leases	55,382	42,682
Allowance for loan and lease losses	(3,933)	(2,811)
Investments in unconsolidated companies	2,621	2,509
Premises and equipment, net	2,486	2,574
Goodwill, net	238	272
Intangibles assets, net	3,164	2,509
Other assets	11,925	10,936
TOTAL ASSETS	139,433	115,613

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

LIABILITIES AND STOCKHOLDERS’ EQUITY	2005	2004

Deposits	47,864	38,273
Non-interest bearing deposits	12,347	10,737
Interest bearing deposits	35,517	27,536
Securities sold under repurchase agreements and federal funds purchased	6,771	6,786
Short-term borrowings	17,433	12,354
Long-term debt	14,804	14,739
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	5,023	4,654
Investment contracts	10,188	6,905
Other liabilities	17,616	14,154
TOTAL LIABILITIES	119,699	97,865
Commitments and contingent liabilities (Note 28)
Minority interest in consolidated subsidiaries	1,413	1,037
Common shares - no par value (1,000,000,000 and 1,000,000,000 authorized at December 31, 2005 and 2004, respectively; 605,963,420 and 606,875,530 issued at December 31, 2005 and 2004, respectively, after giving retroactive effect to the split of shares (Note 18a))	4,575	4,387
Preferred shares - no par value (1,000,000,000 and 1,000,000,000 authorized at December 31, 2005 and 2004, respectively; 526,977,870 and 548,977,870 issued at December 31, 2005 and 2004, respectively, after giving retroactive effect to the split of shares (Note 18a))	3,979	3,968
Treasury stock (24,544,000 and 22,509,800 preferred shares at December 31, 2005 and 2004, respectively, 4,387,823 and 633,100 common shares at December 31, 2005 and 2004, respectively, after giving retroactive effect to the split of shares (Note 18a))	(1,296)	(475)
Additional paid-in capital	538	503
Appropriated retained earnings	9,131	6,660
Accumulated other comprehensive income:
Net unrealized gains on available-for-sale securities, net of taxes	155	448
Cumulative translation adjustment	676	892
Unappropriated retained earnings	563	328
TOTAL STOCKHOLDERS’ EQUITY	18,321	16,711
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	139,433	115,613

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31
(In millions of reais, except per share information)

	2005	2004	2003

INTEREST INCOME	20,826	16,259	16,425
Interest on loans and leases	13,593	9,777	9,239
Interest on deposits in banks	2,446	1,215	1,331
Interest on Central Bank compulsory deposits	928	711	928
Interest on securities purchased under resale agreements and federal funds sold	850	1,618	1,612
Interest on trading assets	1,710	1,903	2,411
Interest and dividends on available-for-sale securities	1,040	823	786
Interest on held-to-maturity securities	259	212	118
INTEREST EXPENSE	(8,728)	(6,578)	(6,645)
Interest on deposits	(3,311)	(2,012)	(3,252)
Interest on securities sold under repurchase agreements and federal funds purchased	(1,218)	(1,870)	(1,683)
Interest on short-term borrowings	(1,986)	(1,173)	(663)
Interest on long-term debt	(1,025)	(892)	(601)
Interest credited to investment contracts account balance	(1,188)	(631)	(446)
NET INTEREST INCOME	12,098	9,681	9,780
Provision for loan and lease losses	(2,637)	(867)	(1,695)
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	9,461	8,814	8,085
NON-INTEREST INCOME	12,319	10,170	8,338
Fee and commission income	5,705	4,343	3,805
Trading income (losses)	2,532	1,726	1,020
Net gain (loss) on sale of available-for-sale securities	(20)	217	483
Net gain on foreign currency transactions	146	22	107
Net gain (loss) on translation of foreign subsidiaries	(330)	(2)	(581)
Equity in earnings of unconsolidated companies, net	583	299	329
Insurance premiums, income on private retirement plans and on capitalization plans	2,681	2,445	2,033
Other non-interest income	1,022	1,120	1,142
NON-INTEREST EXPENSE	(14,334)	(12,636)	(11,643)
Salaries and employee benefits	(3,951)	(3,311)	(3,019)
Administrative expenses	(3,733)	(3,283)	(3,197)
Amortization of intangibles assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$83 in the year ended December 31, 2005 and Banco Fiat S.A. of R$225 in the year ended December 31, 2003)	(441)	(224)	(482)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,233)	(2,544)	(1,564)
Depreciation of premises and equipment	(607)	(650)	(646)
Other non-interest expense	(3,369)	(2,624)	(2,735)
NET INCOME BEFORE TAXES ON INCOME, MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	7,446	6,348	4,780
TAXES ON INCOME
Current	(1,534)	(1,110)	(1,475)
Deferred	(407)	(563)	(5)
TOTAL TAXES ON INCOME	(1,941)	(1,673)	(1,480)
NET INCOME BEFORE MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,505	4,675	3,300
Minority interest	(55)	(43)	(19)
NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,450	4,632	3,281
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	—	2	—
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,450	4,634	3,281
Cumulative effect of a change in accounting principle	3	—	—
NET INCOME	5,453	4,634	3,281
EARNINGS PER SHARE - BASIC (*)
Common	4.85	4.08	2.88
Preferred	4.85	4.08	2.88
EARNINGS PER SHARE - DILUTED (*)
Common	4.82	4.07	2.87
Preferred	4.82	4.07	2.87
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	605,371,282	606,746,950	613,070,360
Preferred	518,114,152	528,712,590	524,930,070
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	605,371,282	606,746,950	613,070,360
Preferred	524,948,186	531,775,600	529,010,640

(*) After giving retroactive effect to the split of shares (Note 18a).

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31
(In millions of reais)

	2005	2004	2003

NET INCOME AS REPORTED IN THE STATEMENT OF INCOME	5,453	4,634	3,281
Change in unrealized gains and losses on available for sale securities (net of tax effect of R$83, R$86 and R$(405) for the years ended December 31, 2005, 2004 and 2003, respectively)	(293)	(396)	309
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(216)	(32)	(41)
COMPREHENSIVE INCOME FOR THE YEAR	4,944	4,206	3,549

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31
(In millions of reais)

	2005	2004	2003

Operating activities
Net income	5,453	4,634	3,281
Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	2,637	867	1,695
Loss on sale of foreclosed assets, net	18	15	24
Amortization of intangibles assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$83 in the year ended December 31, 2005 and Banco Fiat S.A. of R$225 in the year ended December 31, 2003)	441	224	482
Negative goodwill on Banco AGF acquisition	—	(2)	—
Depreciation of premises and equipment	607	650	646
Equity in earnings of unconsolidated companies, net	(583)	(299)	(329)
Loss (Gain) on sale of unconsolidated companies	2	19	(3)
Stock based compensation	54	165	153
Deferred tax expense (benefit)	407	563	5
Net (gain) loss on sale of available-for-sale securities	20	(217)	(483)
Impairment on available-for-sale securities	29	3	38
Other adjustments to net income	—	(6)	47
Cumulative effect of a change in accounting principle	(3)	—	—
Net (gain) loss on sale of premises and equipment	(4)	2	14
Minority interest	55	43	19
Dividends received from investments in unconsolidated companies	167	155	119
Changes in assets and liabilities
Trading account assets (increase) decrease	(3,516)	(1,384)	(1,544)
Other assets increase	(6,549)	(5,093)	(217)
Other liabilities increase	6,128	1,795	(316)
Net cash provided by operating activities	5,363	2,134	3,631
Investing activities
Net decrease (increase) in Central Bank compulsory deposits	(2,726)	(2,366)	1,964
Purchase of available-for-sale securities	(2,160)	(5,504)	(14,115)
Proceeds from sale and redemption of available-for-sale securities	1,297	6,508	16,982
Purchase of held-to-maturity securities	(10)	(319)	(1,872)
Proceeds from matured held to maturity securities	1,463	430	218
Net increase in loans and leases	(13,860)	(9,139)	(1,698)
Acquisition of subsidiaries, net of cash and cash equivalents received	(160)	(779)	(1,599)
Cash payments for contractual rights to provide payroll and other services to government entities and other entities	(696)	(45)	(155)
Purchase of premises and equipment	(612)	(514)	(644)
Proceeds from sale of premises and equipment	16	23	28
Proceeds from sale of foreclosed assets	392	307	244
Purchase of unconsolidated companies	—	(53)	(10)
Purchase of other investments recorded at cost	(25)	(47)	(37)
Purchase of additional interest in Credicard	—	(566)	—
Purchase price for “cross-selling right” to customers of Credicard	—	(207)	—
Proceeds from sale of unconsolidated companies	22	17	87
Net cash used in investing activities	(17,059)	(12,254)	(607)
Financing activities
Net increase (decrease) in deposits and investment contracts	11,281	8,707	(1,515)
Net increase (decrease) in securities sold under repurchase agreements and federal funds purchased	(11)	(3,391)	4,265
Net increase (decrease) in short-term borrowings	4,139	325	(540)
Borrowings from long-term debt	6,187	7,668	8,708
Repayment of long-term debt	(5,976)	(8,256)	(8,525)
Purchase of treasury shares	(1,647)	(300)	(289)
Proceeds from exercise of stock options by grantees	115	66	75
Cash dividends and interest on stockholders’ equity paid	(1,865)	(1,190)	(932)
Minority interest	78	81	(32)
Net cash provided by financing activities	12,301	3,710	1,215
Net increase (decrease) in cash and cash equivalents	605	(6,410)	4,239
Cash and cash equivalents
At the beginning of the year	14,600	21,010	16,771
At the end of the year	15,205	14,600	21,010
Supplemental cash flow disclosure
Cash paid for interest	6,443	6,035	5,770
Cash paid for taxes on income	1,092	801	721
Non-cash transactions
Loans transferred to foreclosed assets	297	288	182
Dividends and interest on stockholders’ equity declared but not paid	1,288	901	696
Shares issued in conection with the acquisition of Itaú BBA	—	—	517

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER´S EQUITY
YEAR ENDED DECEMBER 31
(In millions of reais, except quantity of shares and per share information)

	2005		2004 (*)		2003 (*)

	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares

Capital stock
Balance at the beginning of the year	548,977,870	606,875,530	548,977,870	613,518,350	514,528,310	619,983,170
Issuance of shares	—	—	—	—	34,449,560	—
Cancellation of treasury stock	(22,000,000)	(912,110)	—	(6,642,820)	—	(6,464,820)
Balance at the end of the year	526,977,870	605,963,420	548,977,870	606,875,530	548,977,870	613,518,350
Treasury stock
Balance at the beginning of the year	22,509,800	633,100	17,506,700	5,551,220	21,691,600	349,510
Stock purchased by the grantees of our Stock Option Plan (Note 25)	(5,594,500)	—	(5,025,000)	—	(6,795,400)	—
Cancellation of treasury stock	(22,000,000)	(912,110)	—	(6,642,820)	—	(6,464,820)
Acquisition of treasury stock	29,628,700	4,666,833	10,028,100	1,724,700	2,610,500	11,666,530
Balance at the end of the year	24,544,000	4,387,823	22,509,800	633,100	17,506,700	5,551,220

(*) After giving retroactive effect to the split of shares (Note 18a).

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31
(In millions of reais, except per share information)

	2005	2004	2003

Common shares
Balance at the beginning of the year	4,387	2,467	2,467
Capitalization of reserves and unappropriated retained earnings	188	1,920	—
Balance at the end of the year	4,575	4,387	2,467
Preferred shares
Balance at the beginning of the year	3,968	2,567	2,048
Capitalization of reserves and unappropriated retained earnings	11	1,401	—
Issuance of shares	—	—	519
Balance at the end of the year	3,979	3,968	2,567
Treasury stock
Balance at the beginning of the year	(475)	(392)	(262)
Stock purchased by the grantees of our Stock Option Plan (Note 25)	131	73	40
Cancellation of treasury stock	695	144	119
Acquisition of treasury stock	(1,647)	(300)	(289)
Balance at the end of the year	(1,296)	(475)	(392)
Additional paid-in capital
Balance at the beginning of the year	503	345	162
Stock based compensation recognized for the year (Note 25)	54	165	153
Difference between purchase price and average cost of treasury stock sold	(16)	(7)	35
Cumulative effect of a change in accounting principle	(3)	—	—
Discount on issuance of shares	—	—	(5)
Balance at the end of the year	538	503	345
Appropriated retained earnings
Balance at the beginning of the year	6,660	6,664	5,687
Transferred from unappropriated retained earnings	3,365	3,461	1,093
Cancellation of treasury shares	(695)	(144)	(119)
Capitalization of reserves	(199)	(3,321)	—
Premium on issuance of shares	—	—	3
Balance at the end of the year	9,131	6,660	6,664
Net unrealized gains (losses) on available for sale securities
Balance at the beginning of the year	448	844	535
Change in net unrealized gains and losses during the year, net of taxes	(293)	(396)	309
Balance at the end of the year	155	448	844
Cumulative translation adjustment
Balance at the beginning of the year	892	924	965
Translation adjustment arising during the year, no tax effect	(216)	(32)	(41)
Balance at the end of the year	676	892	924
Unappropriated retained earnings
Balance at the beginning of the year	328	529	(550)
Net income for the year	5,453	4,634	3,281
Distribution of interest on stockholders’ equity	(1,853)	(1,374)	(1,109)
Transferred to appropriated retained earnings	(3,365)	(3,461)	(1,093)
Balance at the end of the year	563	328	529
Total stockholders’ equity	18,321	16,711	13,948
Information in reais per share (*)
Distributed earnings (Interest on stockholder´s equity distributed)
Preferred shares	1.65	1.21	0.97
Common shares	1.65	1.21	0.97

(*) After giving retroactive effect to the split of shares (Note 18a).

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 and 2003

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

On March 24, 2003 a corporate reorganization was executed by which all shares of Banco Itaú S.A. were exchanged for shares of Itaú Holding on a one for one basis for both preferred and common shares. Itaú Holding was an existing but dormant wholly-owned subsidiary of Banco Itaú S.A. and as a result of the corporate reorganization, Banco Itaú S.A. (“Banco Itaú”) became a wholly-owned subsidiary of Itaú Holding.

We accounted for the corporate reorganization in a manner similar to a pooling of interest. The financial statements of Itaú Holding include the assets and liabilities at the historical cost basis for Banco Itaú S.A.

b)     Description of business

Itaú Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and corporations in Brazil and, to a lesser extent, outside Brazil, mainly to Brazilian related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Japan,  Bahamas and Uruguay, and through subsidiaries in Argentina and Cayman Islands, and affiliates in Europe (Portugal and Luxembourg).

Itaú Holding is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2005 the Itaúsa group comprised more than 180 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the holding company for Itaú Holding.

Itaú Holding’s operations can be divided into eight main segments. Banco Itaú operates in four of them: (1) banking, which provides a broad range of banking services to individuals and micro, small and medium companies, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans and (4) credit cards issued to accountholders. In addition, Itaú BBA provides wholesale banking services for large corporations. In 2005, in view of our strategic initiatives and investments in developing channels for clients who are not accountholders, we have created Itaucred, which operates in three segments: (1) vehicles financing, (2) credit card to non-accountholders clients and (3) Taaí which provides direct consumer credit transactions and payroll advance loans. Particular or specialized products may be made available through other specific subsidiaries or affiliates of Banco Itaú or of Itaú BBA.

Asset management and investor service operations of Banco Itaú include asset management, brokerage and custody services. Each is the responsibility of the Capital Markets Area.

In the insurance area, Banco Itaú offers a range of insurance products, such as automobile, life and property and casualty insurance. Banco Itaú also offers to its customers a variety of individual retirement plans, including investment contracts and annuities. In addition, Banco Itaú offers capitalization plans to bank customers.

Banco Itaú provides credit card services to our customers under our own Itaucard nameplate.

c)     Basis of Consolidation

The consolidated financial statements include the accounts of Itaú Holding (parent company) and its direct and indirect majority-owned subsidiaries and the variable interest entities on which we are the primary beneficiary, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries are consolidated at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Holding. The following table presents our main subsidiaries.

	Country of incorporation	Percentage of voting interest at December 31, 2005

Banco Itaú-BBA S.A.	Brazil	74.49%
Banco Fiat S.A. (1)	Brazil	99.99%
Banco Itaú Buen Ayre S.A.	Argentina	99.99%
Banco Itaú S.A.	Brazil	100%
Cia Itauleasing de Arrendamento Mercantil	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Island	100%
Fiat Administradora de Consórcio Ltda. (1)	Brazil	99.99%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	99.99%
Itaú Administradora de Consórcio Ltda.	Brazil	99.99%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	99.99%
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	Brazil	99.99%
Orbitall Serviços e Processamento e Informatização Comercial Ltda. (5)	Brazil	100%
Itaú Seguros S.A.	Brazil	100%
Itaú Vida e Previdência S.A.	Brazil	99.99%
Cia Itaú de Captalização (6)	Brazil	99.99%
Banco Itaucred Financiamentos S.A. (2)	Brazil	99.99%
Financeira Itaú CBD S.A - Crédito Financeiro e Investimento - FIC (3)	Brazil	50.00%
Financeira Americanas Itaú S.A - Crédito, Financiamento e Investimento - FAI (4)	Brazil	50.00%
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Madeira Island	100%
Akbar Marketing e Serviços Ltda.	Portugal	95.75%
Itaú-BBA Participações S.A.	Brazil	50.00%

(1) Consolidated since its acquisition in March 2003.
(2) New name of Fináustria Companhia de Crédito, Financiamento e Investimento.
(3) Consolidated since its acquisition in August 2004.
(4) Consolidated since its acquisition in April 2005.
(5) In December 2004, an additional interest of 66.66% has been acquired, resulting on consolidation as from that date. Previously accounted following the equity method.
(6) Successor of Itaú Capitalização S.A., due to the merger in January 2004.

According to FIN 46R “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” of the Financial Accounting Standard Board, we consolidate variable interest entities on which we are the primary beneficiary.

Considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú BBA Participações S.A., the holding company for the controlling voting interest in Itaú BBA, and in Akbar Marketing e Serviços Ltda, we concluded that they are variable interest entities as defined in FIN 46R, and that we are the primary beneficiary of those entities. As the primary beneficiary of these companies, under FIN 46R, we are required to consolidate them and, as result, we consolidated Itaú BBA Participações S.A. and Akbar Marketing e Serviços Ltda and its subsidiaries.

Total consolidated assets of Itaú BBA Participações and of Akbar Marketing e Serviços Ltda as of December 31, 2005 amount to R$ 1,223 and R$ 129, respectively, and would be available to its creditors to satisfy its respective obligations.

We are also the primary beneficiary of Miravalles Empreendimentos e Participações S.A. (“Miravalles”), the holding company of FIC, a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We consolidate Miravalles since we acquired an interest on it in August 2004.

Total consolidated assets of Miravalles as of December 31, 2005 amount to R$ 1,382 (including intangible assets of R$ 675) and would be available to its creditors to meet its obligations.

In addition, as further discussed in note 33, we are also the primary beneficiary of Vitória Participações S.A. (“Vitória”), the holding company of FAI, a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (“LASA”). We consolidate Vitória since we acquired an interest on it in April 2005.

Total consolidated assets of Vitória Participações S.A. as of December 31, 2005 amount to R$ 822 (including intangible assets of R$ 385) and would be available to its creditors to meet its obligations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Itaú Holding conform with accounting principles generally accepted in the United States of America (“US GAAP”) which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the Banco Central do Brasil (“Central Bank”), the Comissão de Valores Mobiliários (“CVM”) - the Brazilian securities commission, the Superintendência de Seguros Privados (“SUSEP”) - the Brazilian insurance regulator, and the National Health Agency (“ANS”) – the Brazilian health market regulator.

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

d)     Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued financial charges (interest, and other charges such as contractual indexation of the principal). Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 5,771 and R$ 4,226 at December 31, 2005 and 2004, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 4,367 and R$ 3,156 at December 31, 2005, and 2004 respectively.

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

g)     Available for sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Average cost is used to determine realized gains and losses on sales of available for sale securities, which are recorded under Net gain (loss) on sale of available-for-sale securities in the consolidated statement of income.

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

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. See Notes 6 and 7 for these disclosures.

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

We held no derivatives which qualified as hedges at December 31, 2005, 2004 and 2003 and all our derivatives as of such dates and during those periods were recorded at fair value with changes in fair value recognized in income.

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

j)     Non-accrual and Impaired Loans and leases

Loans and leases are considered impaired when in our judgment all amounts due, including accrued  interest, are  no  longer  considered  collectible in accordance with SFAS 114 “Accounting for Impairment of a Loan by a Creditor”, amended by SFAS 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”.

We consider impaired those loans and leases more than 90 days overdue, those that have already been renegotiated and in addition are over 60 days overdue and, for larger balances non-homogeneous loans, when they present certain deterioration indicators.

We measure loans and leases considered impaired based on estimates of cash flows expected to be collected discounted at the loans stated rates.

We consider loans and leases more than 60 days overdue as non-accrual and we stop accruing interest on them.

Loans and leases are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days (see Note 9). Charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable.

k)     Allowance for loan and lease losses

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

The allowance is increased by provisions and recoveries of loans and leases, previously charged-off and is reduced by charged-off loans and leases deemed uncollectible.

l)     Investments in unconsolidated companies

Investments in unconsolidated companies, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as  Equity in earnings (losses) of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet.

Investments in companies of less than 20% of voting capital with no readily determinable market value under  SFAS 115 are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received (see Note 10).

We recognize an impairment loss when a loss in value of an investment in a company accounted for following the equity method or recorded at cost is considered to be “other than temporary”.

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

We assess impairment in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2005.

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

o)     Goodwill and other intangible assets

According to SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value. We determined June 30 of each year to be date for performing such impairment test. In 2005, 2004 and 2003 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

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

	2005	2004	2003

Reinsurance receivables at year-end	64	45	22
Earned premiums ceded under reinsurance contracts during each year	362	333	329
Recoveries recognized under reinsurance contracts during each year	105	149	138

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

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at its full amount with monetary indexation only at the end of the contractually agreed term of the specific plan, which generally exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds we refund an amount which is only a percentage of the amount originally deposited. We recognize as revenue over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the constitution of an actuarially determined provision for future prizes.

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

s)     Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$ 471, R$ 400 and R$ 340 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Stock option plan

We early adopted, effective January 1, 2005, applying the modified prospective method, SFAS 123 (Revised) - “Share-based Payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments. As result of having applied the modified prospective approach to account for the implementation of SFAS 123R, expenses recorded in previous years for stock options plans have not been restated. Under this transition method, compensation cost for stock options plans as from January 1, 2005, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2005 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2005 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2004, we applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for the stock option plan and provided for pro forma disclosures for grants of options made as if the fair-value based method defined in SFAS Nº 123 had been applied.

Under APB 25, the right to acquire shares granted under a stock options plan is deemed to give rise to compensation expense to the extent of the excess of market price of the shares over the purchase price to be paid to acquire such shares (the “exercise price”) by the beneficiaries. For variable plans, such of our stock options plan, the amount of compensation is remeasured at the end of each reporting period as the excess of the market price of the shares at the end of the period over the exercise price at the same date.

The pro forma disclosures of net income and earnings per share (both basic and diluted) for the years ended December 31, 2004 and 2003 had the fair value method prescribed by the original SFAS 123 been applied are presented below:

	2004	2003

Net income
As reported	4,634	3,281
Plus: Reversal of stock compensation recorded following APB 25	165	153
Less: Stock compensation computed following the fair value method of SFAS 123	(51)	(43)
Pro-forma net income	4,748	3,391

Basic earnings per share (retroactively restated to give effect to the split of shares (Note 18a)) - R$
Common shares – as reported	4.08	2.88
Common shares – pro forma	4.18	2.98
Preferred shares – as reported	4.08	2.88
Preferred shares – pro forma	4.18	2.98

Diluted earnings per share (retroactively restated to give effect to the split of shares (Note 18a)) - R$
Common shares – as reported	4.07	2.87
Common shares – pro forma	4.17	2.97
Preferred shares – as reported	4.07	2.87
Preferred shares – pro forma	4.17	2.97

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of R$ 3, which reflects the cumulative impact of estimating forfeitures in the computation of compensation expense rather than recording forfeitures when they actually occur which was previously permitted.

t)     Guarantees granted

We adopt the FASB Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” to account for our agreements on guarantees granted.

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

Earnings per share are presented based on the two classes of stock issued by Itaú Holding. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority  non-cumulative minimum  annual  dividend  of  R$ 0.055 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders’ equity) and undistributed earnings of Itaú Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by SFAS 128 “Earnings per Share”.

Itaú Holding has issued stock options (Note 25) whose dilutive effects are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase our own stock.

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

Our Common A voting shares of AOLA represent as of December 31, 2005, 2004 and 2003 less than 2% of the voting stock of AOLA and therefore, we do not account for such shares following the equity method. The contractual terms of the original agreement include a lock-up provision by which we are committed not to enter into any transaction which is designed to, or might be reasonably expected to, result in the disposition of specified percentages of the shares of AOLA we have received. These specified percentages decrease each year over five years.  As of December 31, 2005, all shares had already been released.

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

After entering into the MOU we continue to recognize revenue from the date when a milestone is met through the end of five years based on the percentage of costs incurred related to the agreement to total estimated costs. Revenue to be recognized after entering into the MOU corresponds to the first milestone we had achieved  in December 2001 and to the maximum amount of payment we could be required to make under the MOU of US$ 60 million. During the years ended December 31, 2005, 2004 and 2003 we recognized as income under “Fee and commission income” the amounts of R$ 57, R$ 66 and R$ 33, respectively. On March 2005 and 2004 (the measurement date for determining if we had met our commitments under the MOU) we met the commitments imposed by the MOU; as a result we have been released from maximum potential payments of US$ 21 and 26 million, respectively and we have started to recognize as revenues the amounts related to the third milestone.

On June 24, 2005, AOLA reported that it filed a voluntary petition in the U.S. Bankruptcy Court under Chapter 11 of the U.S. Bankrupcy Code.

On November 1, 2005 we entered into a Termination Agreement with AOLA and AOLB through which we terminate the strategic alliance and the related amendments, including the MOUs. Under the terms of the Termination Agreement, we are released from all commitments and liabilities arising from the strategic alliance and related amendments in exchange for a payment of R$ 4.7 and US$ 1.6 million. As result of the termination we additionaly recognized in “Fee and commission income” the amount of R$ 49 corresponding to deferred revenue not yet recognized in income upon termination of the agreement.

Considering the financial condition of AOLA and the fact that the quoted market price of the shares of AOLA in NASDAQ as of December 31, 2005 is below than its carrying amount, we recognized an impairment loss on the shares of AOLA of R$ 29. We had previously recognized an impairment loss on such shares in 2002. As of December 31, 2004 and 2003 the quoted market price of such shares exceeded its carrying amount.

z)     Reclassification

In the financial statements for the years ended December 31, 2004 and 2003, we made certain reclassifications to conform to the presentation in the current year; such reclassification did not affect the amounts that were previously recorded as assets, liabilities, stockholders’ equity and net income. They include intangible assets related to customer relationships rights and loan origination fee and costs.

In the original financial statements issued for prior years, some intangible assets related to contracts for payroll management and cash administration services that we had with several Brazilian municipal governments and private companies were presented under “Other Assets”. In these financial statements, these balances are presented under “Intangible assets, net”. The amounts reclassified to “Intangible assets, net” were R$ 96, as of December 31, 2004.

In the original financial statements issued for those years, loan origination fees and costs were presented within “Non-interest income” and “Non-interest expenses” and in these financial statements those amounts are presented under “Interest on loans and leases”. The amounts reclassified to “Interest on loans and leases” are R$ 526 and R$ 332 for 2004 and 2003.

aa)     Recently issued Accounting Standards

In November 2005, the FASB issued FASB Staff Position (FSP) No. FIN 45-3, “Application of FASB No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners”, which requires the accounting as liability at its fair value, the guarantees granted to a third party, in case the revenue earned by such party does not reach a minimum level. This standard shall be applied to new guarantees or guarantees changed as from the quarter commencing after November 10, 2005. We do not believe that the adoption of these rules will have any significant impact on Itaú Holding’s financial statements.

In November 2005, the FASB issued FSP No. FAS 115-1 and FAS 124-1, the “Meaning of Other-than-temporary Impairment and its Application to Certain Investments” that set forth strict standards to find when there is investment impairment, subject to SFAS 115 or recorded at cost, when the impairment is other-than-temporary and how the impairment shall be measured. The standard shall be adopted for the years commenced after December 15, 2005. We do not believe that the adoption of these rules will have an impact on Itaú Holding’s financial statements.

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued the Statement of Position (SOP) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modification or Exchanges of Insurance Contracts”, which defines the types of insurance contract modifications or exchanges and the accounting changes to be adopted in the recording of original deferred acquisition costs. SOP 05-1 shall be implemented for the modifications made as of the year commenced after December 15, 2006. We are evaluating the potential effects that might result from the adoptions of the provisions of  SOP 05-1.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which requires to record changes in all prior periods being reported, in order to reflect the voluntary adoption of accounting practice changes, as if the new practice had always been adopted. SFAS 154 is effective for years commenced after December 15, 2005.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We do not believe that the adoption of SFAS 153 will have a material impact on the consolidated financial position or results of operations of Itaú Holding.

NOTE 3 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

	2005	2004

Cash and due from banks	1,732	1,451
Interest-bearing deposits in other banks	7,381	6,783
Securities purchased under resale agreements and federal funds sold (*)	6,092	6,366

TOTAL	15,205	14,600

(*) Securities purchased under resale agreements and federal funds sold include pledged securities for a total of R$1,635 (R$271 at December 31, 2004).

NOTE 4 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Holding operates requires financial institutions, including Itaú Holding, to deposit certain funds with the central bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits:

	2005	2004

Non-interest earning	5,292	3,228
Interest-earning	7,985	7,343

TOTAL	13,277	10,571

NOTE 5 - TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	2005	2004

Brazilian federal government securities	1,054	254
External Debt Securities:	487	774
Brazilian federal government	354	446
Other	133	328
Corporate debt securities	691	1,020
Other marketable securities (mutual funds and equity securities)	11,080	8,020
Derivative financial instruments:	3,166	1,927
Swaps	1,283	1,075
Options	358	187
Forwards	1,435	599
Futures	90	66

TOTAL	16,478	11,995

Net unrealized gains included in trading assets at December 31, 2005 and 2004 amounted to R$ 407 and R$ 10, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2005, 2004 and 2003, included in Trading income (losses), were gains (losses) of R$ 397, R$ (74) and R$ 746, respectively.

NOTE 6 - AVAILABLE FOR SALE SECURITIES

The fair values and corresponding amortized cost of available for sale securities at December 31 were:

	2005				2004

		Gross Unrealized				Gross Unrealized
	Amortized Cost			Fair Value	Amortized Cost			Fair Value
		Gains	Losses			Gains	Losses

Investment funds	185	30	—	215	17	3	—	20
Bank debt securities	298	—	(147)	151	244	—	(94)	150
Brazilian federal government securities	2,001	362	(223)	2,140	2,687	271	(2)	2,956
External debt securities:	112	1	—	113	263	230	(46)	447
Brazilian government	58	1	—	59	218	227	(44)	401
Argentinean government	54	—	—	54	3	—	—	3
Other	—	—	—	—	42	3	(2)	43
Corporate debt securities	4,559	181	(77)	4,663	3,713	173	(136)	3,750
Marketable equity securities	887	202	(2)	1,087	388	314	(12)	690

TOTAL	8,042	776	(449)	8,369	7,312	991	(290)	8,013

Gross realized gains and losses on securities available for sale were as follows:

	2005	2004	2003

Gains	256	475	623
Losses	(276)	(258)	(140)

Net	(20)	217	483

The amortized cost and fair value of securities available for sale, by maturity, were as follows:

	2005

	Amortized Cost	Fair Value

Due in one year or less	2,338	2,316
Due after one year to five years	2,258	2,256
Due after five years to ten years	1,501	1,541
Due after ten years	873	954
No stated maturity	1,072	1,302

TOTAL	8,042	8,369

During the years ended December 31, 2005, 2004 and 2003, we recognized losses of R$ 29, R$ 3 and R$ 38, respectively, for impairment of available for sale securities presented under “Other non-interest expenses” in the consolidate statement of income.

We have no available for sale securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2005 and 2004.

NOTE 7 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	2005				2004

	Amortized Cost	Gross Unrealized		Fair Value	Amortized Cost	Gross Unrealized		Fair Value

		Gains	Losses			Gains	Losses

Brazilian federal government securities	825	78	—	903	2,002	120	(1)	2,121
External debt securities	191	61	—	252	792	74	—	866
Brazilian government	170	59	—	229	768	74	—	842
Other	21	2	—	23	24	—	—	24
Corporate debt securities	412	20	—	432	689	27	—	716

TOTAL	1,428	159	—	1,587	3,483	221	(1)	3,703

The amortized cost and fair value of securities held-to-maturity, by maturity, were as follows:

	2005

	Amortized Cost	Fair Value

Due in one year or less	61	61
Due after one year to five years	381	389
Due after five years to ten years	652	779
Due after ten years	334	358

TOTAL	1,428	1,587

We have no held to maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2005 and 2004.

NOTE 8 - LOANS AND LEASES

	2005	2004

Commercial	22,570	20,473
Industrial and others	19,981	16,152
Import financing	407	1,032
Export financing	2,182	3,289
Real estate loans, primarily residential housing loans	1,985	1,896
Lease financing	8,292	3,929
Public sector	1,293	973
Individuals	18,580	12,773
Overdraft	1,975	1,681
Financing	12,526	8,383
Credit Card	4,079	2,709
Agricultural	2,662	2,638

TOTAL	55,382	42,682

At December 31, 2005 and 2004 our non-accrual loans and leases amount to R$ 1,981 and R$ 1,196, respectively.

We do not recognize interest income during the period the loans are considered non-performing. The impact on interest income as a result of non-performing loans was not material to any of the years presented.

NOTE 9 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	2005	2004	2003

Balance at the beginning of the year	2,811	2,848	2,748
Provision for loan and lease losses	2,637	867	1,695
Credits charged off	(2,339)	(1,521)	(2,131)
Recoveries	824	617	536

Balance at the end of the year	3,933	2,811	2,848

NOTE 10 - INVESTIMENTS IN UNCONSOLIDATED COMPANIES

a)  Composition

	Ownership% as of December 31, 2005 (a)		December 31, 2005 (b)				December 31, 2004 (b)		December 31, 2003 (b)

	Total	Voting	Stockholders equity	Net income	Investment	Equity in earnings	Investment	Equity in earnings	Equity in earnings

Investments accounted by the equity method
AGF Brasil Seguros S.A.	27.52	27.52	368	57	101	15	112	18	6
Credicard Banco S.A. (c)(d)	33.33	33.33	592	450	197	150	125	106	115
IPI - Itausa Portugal Investimentos Ltda. (e)	49.00	49.00	752	55	369	27	416	(35)	28
Itausa Export S.A. (f)	22.23	20.00	914	115	203	26	218	14	19
Redecard S.A.	31.94	31.94	68	632	22	202	17	134	142
Serasa S.A. (g)	32.38	32.38	188	86	61	28	53	20	16
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (h)	—	—	—	—	—	—	—	13	3
Tulipa Administração e Participações Ltda (i)	50.00	50.00	2,971	263	1,485	132	1,356	16	—
Other	—	—	—	—	3	3	46	13	—
Subtotal					2,441	583	2,343	299	329
Other investments recorded at cost	—	—	—	—	180	—	166	—	—
Total					2,621	583	2,509	299	329

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

(f) Interest held by the subsidiary Banco Itaú S.A..
(g) New name of Serasa - Centralização de Serviços dos Bancos S.A..

(h) On August 20, 2003, due to a corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda. Equity income refers to the period of January 1, 2004 to October 31, 2004. As from that date the company is consolidated as result of the additional interest acquisition.

(i) Interest acquired in November 30, 2004 by Itaucard Financeira S.A. Crédito, Financiamento e Investimento. Stockholders’ equity of Tulipa includes R$1,879 of short-term investments which R$947 is deposited by Tulipa at Itaú and R$932 at Citigroup.

b) Other information

Dividends, including interest on stockholders’ equity, received from the investments in unconsolidated companies were R$ 167, R$ 155 and R$ 119  in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 11 - PREMISSES AND EQUIPMENT

	2005	2004	Annual depreciation rates %

Gross
Land	685	682
Buildings used in operations	1,788	1,792
Installations, furnishings, equipment and security and communication systems	803	997
Data processing equipment	2,359	1,942
Cost of software developed or obtained for internal use	484	424
Transportation systems	23	20
Assets held for sale	40	87
Other	281	231

TOTAL	6,463	6,175

Accumulated depreciation
Buildings used in operations	(1,144)	(1,070)	4
Installations, furnishings, equipment and security and communication systems	(513)	(678)	10 to 25
Data processing equipment	(1,946)	(1,527)	20 to 50
Cost of software developed or obtained for internal use	(252)	(177)	20 to 33
Transportation systems	(10)	(8)	20
Other	(112)	(141)	20

TOTAL	(3,977)	(3,601)

NET BOOK VALUE	2,486	2,574

Depreciation expense was R$607, R$650 and R$646 in the years ended December 31, 2005, 2004 and 2003, respectively, including expenses of R$78, R$71 and R$43 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$23 and R$15, respectively in 2005 (R$23 and R$14 in 2004 and R$13 and R$7 in 2003).

Accumulated depreciation of capitalized leases amount to R$36, R$25 and $13 as of December 31, 2005, 2004 and 2003, respectively. The only assets class recorded under capital leases is buildings.

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2005, 2004 and 2003.

The following table presents the movement of aggregate goodwill for the years ended December 31, 2005 and 2004:

	2005	2004

Opening balance sheet	272	272
Addition as a result of Orbitall acquisition	—	1
Effect of exchange rate on goodwill on entities outside Brazil	(34)	(1)

Closing balance sheet	238	272

The total amount of goodwill as of December 31, 2005 and 2004 was allocated to the Banco Itaú - banking segment, with exception of goodwill of R$1, related to acquisition of Orbitall, which was allocated to Credit Cards segment.

Gross goodwill and accumulated amortization at December 31, 2005 amount to R$344 and R$106, respectively (R$378 and R$106 at December 31, 2004).

The change in total intangible assets for the years ended December 31, 2005 and 2004 is presented below:

	2005					2004

	Orbitall - Credit card processing contracts	Exclusive access to stores CBD and LASA (Note 33)	Customer relationships	FIAT distribution network	Total	Orbitall - Credit card processing contracts	Exclusive access to stores CBD (Note 33)	Customer relationships	FIAT distribution network	Total

Opening balance sheet	231	728	1,489	61	2,509			1,377	68	1,445
Addition as results of transactions during the year:
Strategic agreement with CBD/LASA(Note 33)		400			400		744			744
Orbitall					—	234				234
Cross-selling right to customers of Banco Credicard					—			207		207
Intercap					—			65		65
Municipal Government of Sao Paulo (1)			511		511					—
Other			185		185			110		110
Amortization for the year	(32)	(53)	(266)	(7)	(358)	(3)	(16)	(198)	(7)	(224)
Impairment loss (2)			(83)		(83)					—
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions					—			(72)		(72)
Closing balance	199	1,075	1,836	54	3,164	231	728	1,489	61	2,509
Gross balance	234	1,144	2,657	103	4,138	234	744	2,178	104	3,260
Accumulated amortization	(35)	(69)	(821)	(49)	(974)	(3)	(16)	(689)	(43)	(751)

Closing balance sheet, net	199	1,075	1,836	54	3,164	231	728	1,489	61	2,509

Weighted average useful life (in years)	8.2	18.9	5.9	7.3	10.3	8.9	19.5	7.3	8.3	11.2

(1) On September 5, 2005, Banco Itaú S.A., in a public bid process, presented the best financial proposal for providing payroll management and financial resource administration services, including of investment funds, for a term of five years to the Municipal Government of São Paulo. In connection with this event, it paid at sight R$511.5 million, recorded as intangible asset within “Client Relationship”, which is amortized during the agreement term.

(2) On September 27, 2005, Government of Paraná State, annulled the amendment to the contract of payroll management services of the employees of Paraná State with Banco Itaú S.A., which would be valid from December 2005 to December 2010. On November, 2005, Government of Paraná State transferred the payroll management services to other financial institution. Although we are judicially contesting the annulment’s legality, we understand that the situation will not be solved in the short term, and for that reason, we understand that there is a loss in the intangible asset value, which was allocated to our Banking segment, and we are accounting an impairment loss of R$83 under “Amortization of intangible assets”.

Estimated amortization expense for defined life intangible assets over the next five years is as follows:

Estimated amortization expense (Unaudited)

2006	505
2007	457
2008	439
2009	357
2010	277

NOTE 13 - OTHER ASSETS

	2005	2004

Restricted judicial escrow deposits for taxation, civil, labor, and other matters	2,774	2,232
Net deferred tax assets, net of valuation allowance (Note 20)	2,382	2,754
Prepaid taxes	2,009	2,205
Service fees and commissions receivable	1,198	1,078
Pension plan prepaid assets (Note 24)	619	435
Receivable from the government administered fund - Fundo para Compensação de Variações Salariais (FCVS)	338	270
Prepaid expenses	274	208
Contingent consideration paid in advance related to strategic partnerships with CBD and LASA (Note 33)	253	153
Foreclosed assets, net	242	182
Receivable related to acquisitions	154	327
Deferred policy acquisition costs	122	124
Other	1,560	968

TOTAL	11,925	10,936

NOTE 14 - DEPOSITS

	2005	2004

Non-interest-bearing deposits
Demand deposits	11,913	10,586
Other deposits	434	151
Interest-bearing deposits
Saving deposits	19,783	19,197
Time deposits	15,352	8,093
Deposits from banks	382	246

TOTAL	47,864	38,273

Time deposits with balance in excess of the equivalent to US$100,000 amount to R$13,201 as of December 31, 2005 (R$6,765 as of December 31, 2004).

NOTE 15 - SHORT-TERM BORROWINGS

	2005	2004

Trade finance borrowings	1,789	2,502
Local on-lendings	114	336
Euronotes	37	82
Securities issued and sold to customers under repurchase agreements	15,303	9,256
Other short-term borrowings	190	178

TOTAL	17,433	12,354

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2005	2004

Trade finance borrowings	2.08% to 7.65%	1.50% to 3.31%
Local on-lendings	2.76% to 11.47%	3.16% to 17.75%
Euronotes	2.06% to 4.64%	2.35% to 3.24%

Under “ Securities issued and sold to customers under repurchase agreements” we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 50% and 100% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through September, 2024.

NOTE 16 - LONG TERM DEBT

	2005	2004

Local on-lendings	3,951	4,107
Euronotes	233	521
Fixed rate notes	721	551
Mortgage notes	—	1
Trade finance borrowings	2,305	2,858
Debentures	1,455	—
Subordinated debt	4,311	4,456
Debt under securitization of diversified payments rights	1,285	1,903
Other long-term debt (1)	543	342

TOTAL	14,804	14,739

(1) Including capitalized lease obligations in an amount of R$77 and R$83 as of December 31, 2005 and 2004, respectively.

a)   Local on-lendings

Local on-lendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of property and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 11.51% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or “TJLP”), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. On-lending is at the risk of Itaú Holding, and it is generally secured.

b)     Euronotes

Maturity date	Original term in years	Currency	Coupon - %	Carrying amount (net of repurchases)

				2005	2004

04/05/2005	3	US$	6.75	—	116
04/12/2005	3	US$	7.50	—	82
07/25/2005	8	US$	8.13	—	33
07/28/2005	2	US$	4.75	—	264
11/30/2006 (1)	2	US$	3.85	—	7
01/31/2008	3	US$	4.38	216	—
05/18/2009	5	US$	5.00	17	19

TOTAL				233	521

(1) These transactions were early settled during the year ended December 31, 2005.

c)   Fixed Rate Notes

Maturity date	Original term in years	Currency	Coupon -%	Carrying amout (net of repurchases)

				2005	2004

Payment Suspended (1)	—	US$	7.01	3	3
03/17/2009	5	US$	6.00	17	19
03/17/2009	5	US$	6.00	7	8
03/30/2009	5	US$	6.00	2	3
04/06/2009	5	US$	6.00	9	11
04/16/2009	5	US$	6.00	9	11
04/20/2009	5	US$	6.00	57	65
04/22/2009	5	US$	6.00	5	5
04/27/2009	5	US$	6.00	4	5
05/06/2009	5	US$	6.00	12	13
05/11/2009	5	US$	6.00	6	7
05/14/2009	5	US$	6.00	12	13
05/26/2009	5	US$	6.00	5	5
05/28/2009	5	US$	6.00	12	13
06/01/2009	5	US$	6.00	11	13
06/15/2009	5	US$	6.00	12	13
06/29/2009	5	US$	6.00	5	5
07/13/2009	5	US$	6.00	7	8
07/13/2009	5	US$	6.00	19	22
07/15/2009	5	US$	6.00	7	8
08/10/2009	5	US$	6.00	8	10
08/17/2009	5	US$	6.00	12	14
08/24/2009	5	US$	6.00	10	11
12/15/2009	4	US$	8.30	235	—
06/15/2010	13	US$	8.50	117	133
12/15/2010	14	US$	8.60	118	133

TOTAL				721	551

(1) These operations are in a renegotiation with the creditor and they had their payment suspended.

d)   Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest at the TR (Referential Rate) rate plus 14% p.a. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

e)   Trade finance borrowings

	Maturity	Currency		2005	2004

	2005			€—	11
	2005	CHF	(1)	—	5
	2005	US$		—	1,168
	2006			€3	4
	2006	CHF	(1)	5	5
	2006	US$		824	833
	2007	CHF	(1)	1	—
	2007			€2	2
	2007	US$		851	551
	2008	CHF	(1)	1	—
	2008			€1	2
	2008	US$		293	66
	2009			€1	1
	2009	US$		37	71
	2010	US$		266	—
	After 2011	US$		20	139

TOTAL				2,305	2,858

(1) CHF - Swiss Franc.

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2005	2004

US$	0.13% to 8.50%	0.25 to 9.75%
	€0.75 to 8.60%	0.50 to 5.22%
CHF	2.00 to 7.25%	3.47 to 4.65%

f)   Debentures

Maturity

	Original term in years	Currency	Coupon - %		Carrying amount (excluding debentures in treasury)

			2005	2004	2005	2004

02/01/2008	3	R$	102.4 of CDI	—	1,455	—

TOTAL					1,455	—

CDI – Interbank interest rate

g)   Subordinated debt

		Coupon - %		Carrying amount
Maturity	Currency
		2005	2004	2005	2004

Notes
08/15/2011	US$	10.00	10.00	408	462
08/15/2011		¥4.25	4.25	604	789
06/28/2012	US$	10.38	10.38	52	59
Debentures
09/01/2008	R$	CDI + 0.75	CDI + 0.75	632	628
Certificate of deposit
02/26/2008	R$	CDI	CDI	1,100	918
12/23/2009	R$	CDI + 0.87	CDI + 0.87	853	853
Redeemable preferred shares
03/31/2015	US$	2.43	2.43	662	747

TOTAL				4,311	4,456

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

h)   Debt under securitization of diversified payments rights

Diversified payment rights are payment orders in U.S. dollars received by Banco Itaú from non-Brazilian entities to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Banco Itaú it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIF, Fedwire of CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On November 25, 2003, July 7, 2004 and June 30, 2005, the SPE issued Floating Rate Notes to third-party investors secured by the diversified payment rights that the SPE acquired from Banco Itaú which is classified as long-term debt and presented below.

The main characteristics of the Notes are as follow:

Series	Amount issued (in millions of US$)	Currency	Coupon -%	Interest only period	Scheduled amortization	Carrying Amount

						2005	2004

2002-1 (1)	250	US$	Libor + 0.7%	March 20, 2002 to September 20, 2004	Semi-annual as from September 20, 2004 to March 20, 2007	—	562
2002-2 (1)	150	US$	Libor + 0.65%	July 19, 2002 to March 21, 2005	Semi-annual as from March 21, 2005 to March 20, 2006	—	401
2003-1 (1)	150	US$	Libor + 0.63%	July 23, 2003 to March 20, 2005	Semi-annual as from March 20, 2005 and September 20, 2008	—	401
2003-3	105	US$	5.01%	November 25, 2003 to March 20, 2007	Semi-annual as from March 20, 2007 and September 19, 2010	240	271
2004-1	105	US$	2.73%	July 7, 2004 to September 21, 2009	Semi-annual as from September 21, 2009 to March 21, 2011	239	268
2005-1	200	US$	Libor + 0.65%	June 30, 2005 to March 20, 2008	Semi-annual as from September 20, 2009 to September 20, 2012	474	—
2005-2	140	US$	Libor + 0.30%	N/A	Semi-annual as from September 20, 2005 to September 20, 2008	332	—

TOTAL	1,100					1,285	1,903

(1) These transactions were settled during the year ended December 31, 2005.

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

Cash received by the SPE for the payment orders sold by Banco Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 44 and R$ 292, as of December 31, 2005 and 2004.

i)     Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2005	2004

Due within one year	2,247	2,484
From 1 to 2 years	3,433	1,856
From 2 to 3 years	3,204	1,642
From 3 to 4 years	2,053	2,478
From 4 to 5 years	1,199	1,815
After 5 years	2,668	4,464

TOTAL	14,804	14,739

NOTE 17 - OTHER LIABILITIES

	2005	2004

Litigation (Note 28b)	4,282	3,952
Payable to merchants for credit card transactions	3,165	2,148
Derivative liabilities:
Swaps	696	461
Options	449	260
Forward	1,188	420
Futures	75	30
Interest on stockholders’ equity payable	1,288	901
Collection of third-party taxes, social contributions and other	1,209	1,221
Payable for securities purchased (trade date)	924	688
Labor related liabilities	775	665
Taxes on income	595	306
Accrued pension plan benefits (Note 24)	406	446
Taxes other than on income	404	334
Deferred credit related to strategic partnership with CBD and LASA (Note 33)	253	153
Payable related to acquisitions	158	90
Foreign exchange portfolio, net	136	127
Deferred revenue on Telefónica transaction	92	183
Fair value of guarantees granted (Note 27c)	10	10
Others	1,511	1,759

TOTAL	17,616	14,154

NOTE 18 - STOCKHOLDERS’ EQUITY

a) Capital and stockholders’ rights

I) Capital

	Quantity of shares issued

	2005	2004 (*)

Common shares	605,963,420	606,875,530
Preferred shares	526,977,870	548,977,870

TOTAL	1,132,941,290	1,155,853,400

(*) After giving retroactive effect to the split of shares (described below).

At the Extraordinary Stockholders Meeting held on August 22, 2005, stockholders approved the split of the capital stock, according to which each stockholder received nine additional shares per share they previously held at September 30, 2005. This split was approved by Bacen on September 8, 2005, being disclosed on September 19, 2005 and carried out in the stocks exchanges on October 3, 2005. In the Statement of Income, the quantity of shares and computations of earnings per share for the years ended December 31, 2004 and 2003 were adjusted retroactively to reflect the split.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both classes of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.055 per share at December 31, 2005, 2004 and 2003). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Holding’s annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II)   Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 25), to cancel, or to resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market value (per share) at December 31, 2005 and 2004, are presented below:

	2005		2004 (*)

	Common Shares	Preferred Shares	Common Shares	Preferred Shares

Acquisitions in the period
Minimum Cost	33.59	44.65	22.12	22.57
Weighted Average Cost	45.66	55.36	28.26	25.36
Maximum Cost	50.17	55.69	34.75	28.15

Balance of treasury shares
Average Cost	49.12	44.02	28.54	20.31
Quoted Market Value of shares in BOVESPA (Sao Paulo
Stock Exchange) at December 31	47.01	56.30	35.00	39.90

(*) After giving retroactive effect to the split of shares (described above).

III)    Additional paid-in capital

Additional paid-in capital corresponds to the difference between the selling price of treasury stock and the average cost of such stock, to compensation expense to be recognized under the stock option plan (see Note 25), to the difference between the fair value of the stock issued in relation to the acquisition of Itaú BBA and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes.

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

Retained earnings available for distribution in Itaú Holding’s statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 3,319 and R$ 2,067 at December 31, 2005 and 2004, respectively.

NOTE 19 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follow for the years indicated. All information in this note has been retroactively restated to give effect to the stock split (Note 18a):

	2005	2004	2003

Earnings per share and earnings per share - Basic
Net income attributable to common and preferred stockholders
Net income	5,453	4,634	3,281
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(29)	(29)	(29)
Sub-total	5,424	4,605	3,252
Undistributed income to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(33)	(33)	(34)
Sub-total	5,391	4,572	3,218
Undistributed income to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	2,905	2,443	1,734
To preferred stockholders	2,486	2,129	1,484
Total net income available to common stockholders	2,938	2,476	1,768
Total net income available to preferred stockholders	2,515	2,158	1,513
Weighted-average outstanding shares
Common shares	605,371,282	606,746,950	613,070,360
Preferred shares	518,114,152	528,712,590	524,930,070
Earnings per share - in R$
Common shares	4.85	4.08	2.88
Preferred shares	4.85	4.08	2.88

	2005	2004	2003

Earnings per share and earnings per share - Diluted
Net income attributable to common and preferred stockholders
Net income available to preferred stockholders	2,515	2,158	1,513
Dividend on incremental preferred shares	18	7	6
Net income available to preferred stockholders considering incremental preferred shares	2,533	2,165	1,519
Net income available to common stockholders	2,938	2,476	1,768
Dividend on incremental preferred shares	(18)	(7)	(6)
Net income available to common stockholders considering incremental preferred shares	2,920	2,469	1,762
Adjusted weighted-average shares
Common shares	605,371,282	606,746,950	613,070,360
Preferred shares (weighted average)	524,948,186	531,775,600	529,010,640
Preferred shares	518,114,152	528,712,590	524,930,070
Incremental shares from stock options granted under our Stock Option Plan (Note 25)	6,834,034	3,063,010	4,080,570
Diluted earnings per share - in R$
Common shares	4.82	4.07	2.87
Preferred shares	4.82	4.07	2.87

Potentially anti-dilutive shares at December 31, 2005 and 2004, which have been excluded from the diluted earnings per share calculation totaled 783,611 and 5,251,610 preferred shares, respectively.

The following table presents the per share amount of cumulative effect of a change in accounting principle:

	2005	2004	2003

Earnings per share - Basic (common and preferred shares)
Net income before cumulative effect of a change in accounting principle	4.85	4.08	2.88
Cumulative effect of a change in accounting principle	—	—	—

Net income	4.85	4.08	2.88

Earnings per share - Diluted (common and preferred shares)
Net income before cumulative effect of a change in accounting principle	4.82	4.07	2.87
Cumulative effect of a change in accounting principle	—	—	—

Net income	4.82	4.07	2.87

NOTE 20 - TAXES ON INCOME

Itaú Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2005	2004	2003

Federal income tax	25	25	25
Social contribution on net income	9	9	9

Composite rate	34	34	34

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	2005	2004	2003

Income before taxes	7,446	6,348	4,780
Equity in earnings of unconsolidated companies, net	(583)	(299)	(329)
Tax basis	6,863	6,049	4,451
Tax expense at statutory rates	(2,333)	(2,057)	(1,513)
Non-taxable (deductible) exchange gains (losses) on foreign subsidiaries	(112)	(1)	(198)
Non-deductible expenses	(68)	(57)	(47)
Amortization of goodwill and other intangible assets deductible only for social contribution purposes	(18)	(8)	(6)
Non-taxable dividends on companies recorded at cost	15	6	7
Net tax benefit on interest on stockholders’ equity paid	635	469	384
Other permanent differences	(60)	(25)	(107)

Income tax income (expense)	(1,941)	(1,673)	(1,480)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2005	2004

Deferred tax assets	3,885	3,500
Provisions not currently deductible:
Allowance for loan and lease losses	1,402	1,141
Other provisions	1,261	1,005
Tax loss carryforwards	554	698
Other temporary differences	865	837
Valuation allowance (1)	(197)	(181)
Deferred tax liabilities	1,503	746
Temporary differences relative to leasing operations	972	350
Other temporary differences	531	396

Net deferred tax asset, included in Other Assets	2,382	2,754

(1) During 2005, the net change in the total valuation allowance was R$(16).

NOTE 21 - FEE AND COMMISSION INCOME

	2005	2004	2003

Fees charged on checking accounts services	2,034	1,777	1,489
Asset management fees	1,577	1,334	1,252
Collection fees	379	357	311
Credit card fees	1,127	418	343
Other	588	457	410

TOTAL	5,705	4,343	3,805

NOTE 22 - ADMINISTRATIVE EXPENSES

	2005	2004	2003

External administrative services	696	515	465
Technology expenses	545	460	454
Communication expenses	393	326	332
Banking and brokerage fees	341	306	283
Credit card outsourced processing fees	51	201	195
Office and technology supplies	155	135	135
Advertising expenses	192	171	163
Other marketing expenses	91	60	56
Transportation costs	194	183	188
Utilities	137	113	104
Lease expenses	256	223	202
Maintenance and security expenses	365	303	305
Traveling expenses	45	42	36
Other	272	245	279

TOTAL	3,733	3,283	3,197

NOTE 23 - OTHER NON INTEREST INCOME AND EXPENSES

a)  Other non-interest income

	2005	2004	2003

Gains on sale of leased assets for which options were not exercised by the lessee	411	175	163
Revenue on our agreement with Telefónica (Note 30)	92	92	92
Recovery of expenses	89	64	51
Indexation charges of prepaid taxes	70	80	95
Indexation charges of restricted escrow deposits	57	67	139
Gains on sale of foreclosed assets, premises and equipment and investments	29	26	115
Reversal of uncollectibility provision of fees due by INSS (1)	11	121	—
Indexation charges of other assets	12	20	170
Exchange gains on non-interest bearing assets and liabilities	2	42	114
Reimbursement in conection with acquisitions	—	170	—
Other	249	263	203

TOTAL	1,022	1,120	1,142

(1) By recognizing a full provision on amounts due by Instituto Nacional de Securidade Social (“INSS”) we were effectively recognizing up to December 31, 2004, on a cash basis, fees due to us by INSS for us acting as payment agent for pensioners of INSS since INSS was not paying us or other banks on a regular basis. On December 30, 2004 the federal government assumed the debt of INSS and commited to issue government securities to settle such debt. We recognized at December 31, 2004, as a receivable, the estimated fair value of the securities to be issued by the federal government, which were subsequently received during 2005. As from January 1, 2005, we are recognizing such fees on an accrual basis.

b)  Other non-interest expenses

	2005	2004	2003

Taxes on services, on revenue and other taxes	1,839	1,293	1,036
Litigation (Note 28b)	813	812	951
Losses with third-party frauds	175	89	116
Contributions to the Credit Guarantee Fund	117	91	89
Credit card related expenses	85	69	41
Loss on sale of foreclosed assets, premises and equipment and investments	45	62	150
Reimbursement in conection with acquisitions	40	46	—
Other than temporary impairment on available for sale securities	29	3	38
Monetary and exchange (gains) losses of non-interest bearing assets and liabilities	(6)	7	(28)
Other	232	152	342

TOTAL	3,369	2,624	2,735

Some of our assets and liabilities recorded in Other assets and Other liabilities are subject to monetary correction based on specific inflation indexes. We recognize in Other Non-Interest Income or Other Non-Interest Expense, as appropriate, the effect of the monetary correction necessary to present such assets and liabilities as of each balance sheet date at its monetary corrected amount.

NOTE 24 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Banco Itaú Holding and certain of its subsidiaries sponsor nine defined-benefit plans all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all the full-time employees hired up to July 31, 2002 of Banco Itaú S.A and of Itauseg in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 4, R$ 2 and R$1 for the years ended December 31, 2005, 2004 and 2003, respectively.  We also have two defined contribution plan for employees of subsidiaries acquired and we contributed less than R$ 1 in 2005, 2004 and 2003.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to the eligible employees, and held independently of Banco Itaú. Such funds are held by independent legal entities as, detailed below:

Benefit plan	Independent holder of the plan assets

Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev – PBF	Fundação Itaubanco
Plano de Benefício 002 – PL. 002	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco a partir de 1º de dezembro de 2003 (2)
Plano Suplementar Itaulam – PSI (1)	Fundação Itaubanco a partir de 1º de dezembro de 2003 (2)
Funbep – Plano I	Funbep Fundo de Pensão Multipatrocinado
Funbep – Plano II (1)	Funbep Fundo de Pensão Multipatrocinado
Prebeg	Caixa e Previdência dos Funcionários do BEG

(1) Defined contribution plans
(2) Management of the plan before this date was carried out by Sociedade de Previdência Privada - PREVILLOYDS.

Contributions are made by Banco Itaú and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of the “PAC” and “PBI” plans which are funded exclusively by Banco Itaú and certain of its subsidiaries. At December 31, 2005, contributions by Banco Itaú and its subsidiaries to the different plans range from 0.11% to 13.90% of the payroll related to the participants, and the participant employees contribute amounts of up to 9.45% of their salaries.

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

The pension plan asset allocation at December 31, 2005 and 2004 and target allocation for 2006 by asset category are as follows:

Asset category	Target allocation for 2006	Percentage of plan assets

		2005	2004

Debt securities	46.0% - 100.0%	88.26%	86.48%
Equity securities	0.0% - 30.0%	7.46%	8.58%
Real estate	0.0% - 14.0%	4.04%	4.71%
Other	0.0% - 10.0%	0.24%	0.23%
At the year end		100.00%	100.00%

No curtailment, settlement or termination of the benefits of the plans has occurred during the years ended December 31, 2005, 2004 and 2003.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in the balance sheet of Itaú Holding, calculated according to SFAS 87, are as follows:

	2005	2004	2003

(I) Projected benefit obligation
At the beginning of the year	6,613	5,741	4,946
Service cost	163	144	140
Benefits paid	(309)	(281)	(245)
Interest cost	662	575	494
Administrative expenses	(2)	(1)	(2)
Actuarial loss (gain)	551	407	644
Plan amendments	—	28	(238)
Transfer from multiemployer plan	—	—	2
At the end of the year	7,678	6,613	5,741
(II) Plan assets at market value
At the beginning of the year	8,015	6,694	5,317
Contributions received
Employer	22	21	30
Employees	9	9	9
Administrative expenses	(2)	(1)	(2)
Return on plan assets	1,209	1,573	1,580
Benefits paid	(309)	(281)	(245)
Transfer from multiemployer plan	—	—	5
At the end of the year	8,944	8,015	6,694
(III) Funded status
Excess of plan assets over projected benefit obligation	1,266	1,402	953
Unrecognized net (gain) loss, net	(1,053)	(1,413)	(1,116)

(Prepaid pension benefit) Accrued pension benefit, net	213	(11)	(163)

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

At December 31, 2005 and 2004, in two plans, the projected benefit obligations exceeded the related plan assets. At December 31, 2005, the projected benefit obligations and the aggregated plan assets of those plans amounted to R$ 2,749 (R$ 2,603 at December 31, 2004) and R$ 2,507 (R$ 2,362 at December 31, 2004), respectively.

The net periodic pension cost, as defined under SFAS 87, includes the following elements:

	2005	2004	2003

Service cost	163	144	140
Interest cost	662	575	494
Expected return on plan assets	(969)	(809)	(643)
Amortization of (gain) loss	(52)	(34)	(5)
Employee contributions	(7)	(9)	(9)

Net periodic pension benefit	(203)	(133)	(23)

The accumulated benefit obligation of the plans under SFAS 87 is R$ 6,867 ,R$ 5,789 and R$ 4,976 in the years ended December 31, 2005, 2004 and 2003, respectively.

We expect to contribute R$ 21 to the pension plans sponsored by us in 2006.

The following table shows the annually estimated benefit payments from 2006 to 2010 and the estimated payments on an agregated basis from 2011 to 2015.

Period	Estimated Payment

2006	353
2007	378
2008	407
2009	442
2010	484
2011 to 2015	3,234

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a.

	2005	2004	2003

Discount rate for determining projected benefit obligation	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employee)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Holding and its subsidiaries included in plan assets amounted to R$ 255, R$ 306 and R$ 225 as of December 31, 2005, 2004 and 2003, respectively. The unfunded accumulated projected benefit obligation related to the health-care post-retirement benefits amount to R$ 60, R$ 56 and R$ 50 as of December 31, 2005, 2004 and 2003, respectively.

NOTE 25 - STOCK-BASED COMPENSATION

The Extraordinary General Meeting held on April 24, 1995, approved the Plan for Granting Stock Options (“Stock Option Plan”). Under the terms of the Stock Option Plan grantees have the right to acquire one share of Itaú Holding per option granted at a price established at the date of grant of the option, which is subsequently adjusted in accordance with a pre-defined formula based on the change in an inflation index. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the year-end balance sheet date. Options granted may be exercised after a vesting period of between one and five years and may be exercised up to ten years after granted with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2005, all options issued were granted to members of management of Itaú Holding and its subsidiaries.

As of December 31, 2005, changes in options are summarized in the following table:

	Quantity of options	Weighted average exercise price

Options outstanding at the beginning of the year	24,622,650	22.79
Options granted	4,108,500	36.24
Options exercised (1)	(5,594,500)	20.68
Options forfeited (2)	(135,800)	29.16
Options outstanding at the end of the year	23,000,850	26.18
Options exercisable as of year-end (3)	116,070	16.71

(1) As of December 31, 2005, the total cash received due to exercised options was R$115.
(2) During the year ended December 31, 2005, there were no cancelled options due to expiration of the exercise period.
(3) As of December 31, 2005, the aggregate intrinsec value of exercisable options was R$5 and its weighted average remaining contractual term was approximately 17 months.

Compensation expenses related to the Stock Option Plan amounted to R$ 54 and R$ 165 and R$ 153 for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, the compensation cost to be allocated in future periods was R$ 117 and its weighted average allocation period was approximately 3 years.

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2005, 2004 and 2003 at R$ 17.19, R$ 11.71 and R$ 7.01 per share, respectively, by using the binomial option-pricing model. The total intrinsic values of the options exercised during the years ended December 31, 2005, 2004 and 2003 were R$ 140, R$ 87 and R$ 66, respectively.

In 2005, the options were issued with a six-year term and a three-year vesting period. The grant-date fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted as the risk-free interest rate assumption the real market interest rate. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2005, 2004 and 2003 are shown below:

•	weighted historical volatility of 28.8%, 29.3% and 30.2%;

•	expected dividend yield of 3.5%, 3.5% and 3.5%;

•	annual risk-free interest rate of 8.3%, 8.3% and 10%;

•	expected average total lives of five, five and seven years.

NOTE 26 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value

	2005	2004	2005	2004

Financial assets
Assets for which fair value approximates carrying value	37,920	30,889	37,920	30,889
Interest-bearing deposits in banks	19,833	14,557	19,860	14,570
Securities available for sale	8,369	8,013	8,369	8,013
Securities held-to-maturity	1,428	3,483	1,587	3,703
Loans and leases, net of provision for loan and lease losses	51,449	39,871	51,602	40,119
Financial liabilities
Liabilities for which fair value approximates carrying value	46,739	36,782	46,739	36,782
Interest-bearing deposits	35,517	27,536	35,516	27,577
Long-term debt	14,804	14,739	14,745	14,570
Off-balance sheet financial instruments
Commitments to extend credit	—	—	117	90
Standby letters of credit and guarantees	—	—	11	10

The methods and assumptions to estimate the fair value are set forth below:

a)  Cash and due from banks, securities purchased under resale agreements and federal funds sold, Central Bank compulsory deposits and trading assets, including derivatives - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

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

c) Available for sale securities - Fair values of available for sale securities are based on quoted market prices when available, or quoted market prices for similar instruments. Fair value of available for sale securities equals the carrying amount of such securities. See Note 6 for further details regarding the amortized cost and fair values of securities available for sale.

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

f)  Non-interest bearing deposits, Securities sold under repurchase agreements and federal funds purchased, Short-term borrowing and Investment Contracts - The fair value disclosed for demand deposits is, by SFAS 107 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of federal funds purchased and securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

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

i)  Off-balance sheet financial instruments - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets or other liabilities as described in Note 2.f and presented in Note 5 and 17. See Note 27 for the notional value and estimated fair value of our derivative financial instruments.

NOTE 27 – OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

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

Forward rate agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date.

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

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 917 and R$ 943 at December 31, 2005 and 2004, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 358 and R$ 187 at December 31, 2005 and 2004, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management’s assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

	Notional amounts		Carrying value asset (liability)

	2005	2004	2005	2004

Interest rate products
Future contracts
Purchase commitments	38,342	7,948	20	(7)
Sale commitments	22,081	24,929	(16)	35
Swap agreements	28,788	17,699	563	817
Options
Purchased	20,012	3,465	11	34
Written	20,925	6,833	(10)	(14)
Forward contracts
Purchase commitments	1,216	2,401	57	22
Sale commitments	1,272	32	(51)	(7)
Foreign exchange products
Future contracts
Purchase commitments	12,487	2,130	3	2
Sale commitments	14,128	3,486	8	7
Swap agreements	9,171	3,989	20	(243)
Options
Purchased	14,282	9,973	247	139
Written	15,274	11,094	(413)	(238)
Forward contracts
Purchase commitments	3,678	605	1,133	21
Sale commitments	2,948	945	(1,137)	(12)
Commodities
Future contracts
Purchase commitments	23	9	—	—
Sale commitments	—	5	—	—
Swap agreements	17	13	—	1
Options
Purchased	—	6	—	—
Written	1	6	—	—
Equity products
Future contracts
Sale commitments	31	—	—	—
Options
Purchased	603	123	87	9
Written	884	166	(20)	(5)
Forward contracts
Purchase commitments	—	—	245	155
Other (1)
Future contracts
Purchase commitments	530	14,634	—	—
Sale commitments	257	8,335	—	(1)
Swap agreements	2,292	3,758	4	39
Options
Purchased	1,601	965	13	5
Written	2,439	529	(6)	(3)
Forward contracts
Purchase commitments	—	13	—	—

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

The following table summarizes the contract amounts relating to credit-related financial instruments at December 31, 2005 and 2004.

	2005	2004

Commitments to extend credit	34,079	27,417
Standby letters of credit	22	24
Guarantees	6,763	5,741

Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Standby letters of credit and guarantees are conditional commitments issued by Itaú Holding generally to guarantee the performance of a customer to a third party in borrowing arrangements.

c)   Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

	2005		2004

	Contract amount	Carrying value	Contract amount	Carrying value

Standby letters of credit (a)	22	1	24	—
Guarantees (a)	6,763	10	5,741	10
Written put options (b)	27,645	41	4,539	215

a) Standby letters of credit and  guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itaú Holding typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Itaú Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5,  “Accounting for Contingencies”  .

b) Written put options to which Itaú Holding is a counterparty meet the characteristics of a guarantee under FIN 45 and are recorded on the consolidated balance sheet at fair value. Written put options require Itaú Holding to purchase assets from the option holder at a specified price by a specified date in the future.

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

NOTE 28 – COMMITMENTS AND CONTINGENT LIABILITIES

a)   Assets Under Management

Itaú Holding offers, manages and administers a broad range of investment funds and provides portfolio management service for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to the CVM for approval and each fund is regulated as to the type of investments which may be made. Total net assets under management amounted to R$ 120,105 and R$ 99,226 at December 31, 2005 and 2004, respectively.

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

Total provisions recorded for probable losses and for taxes on which we are contesting the government position were R$ 4,282, R$ 3,952 and R$ 3,478 as of December 31, 2005, 2004 and 2003 and the movements in such provisions for the years ended on such dates is shown below:

	2005	2004	2003

At the beginning of the year	3,952	3,478	2,723
Business combinations	—	35	113
Provisions	1,155	1,028	1,160
Provisions no-longer required	(342)	(216)	(209)
Payments	(483)	(373)	(309)

At the end of the year	4,282	3,952	3,478

During the year ended December 31, 2005 we charged to expense an amount of R$ 1,155 for such provisions which includes the legally required interest of the amounts provided for, which amounted to about R$ 233.

Assets in the amount of R$ 496, represented basically by Buildings, are pledged in guarantee of certain tax litigation processes.

c)     Other Commitments

Itaú Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Future minimum payments required under operating and capital leases and under our agreement with Telefónica, with initial and remaining non-cancelable lease terms in excess of one year as of December 31, 2005, were as follows:

2006	467
2007	431
2008	408
2009	385
2010	354
Thereafter	545

Total minimum payments required	2,590

Payments under our agreement with Telefonica are based on our current estimate of services to be acquired and do not include the penalty we might be required to pay if we cancel the agreement.

Total rental expense was R$ 256, R$ 223 and R$ 202 for the years ended December 31, 2005, 2004, and 2003.

NOTE 29 – REGULATORY MATTERS

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

The following table presents as of December 31, 2005 and 2004 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	Financial institution consolidation (partial)		Full Consolidation

	2005	2004	2005	2004

Regulatory capital
Tier I	17,535	15,968	17,444	15,834
Tier II	3,200	3,971	3,200	3,972
Other deductions required by Brazilian Central Bank	(2,974)	(2,187)	(2,963)	(2,186)
Total	17,761	17,752	17,681	17,620
Minimum regulatory capital required	10,930	9,025	11,471	9,427
Capital to risk-weighted assets ratio -%	17.9	21.6	17.0	20.6
Excess of regulatory capital over minimum regulatory capital required	6,831	8,727	6,210	8,193

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Holding to 50% of the stockholders’ equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2005 and 2004 our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Financial institution consolidation (partial)		Full consolidation

	2005	2004	2005	2004

Our fixed assets ratio -%	44.7	46.5	26.1	27.4
Capital excess in relation to fixed assets ratio	1,087	704	4,914	4,473

NOTE 30 – AGREEMENT WITH TELEFONICA S.A.

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

NOTE 31 – BUSINESS SEGMENT INFORMATION

Up to December 31, 2002 we operated our business in four business segments: banking; insurance, private retirement plans and capitalization plans; credit cards; and asset management and investor services. As the result of the acquisition of Itaú BBA, as from 2003 we have redefined our segments and we began to operate in five business segments. Itaú BBA constitutes a separate segment and Banco Itaú continues to have the four segments previously described up to December 31, 2004.

In 2005, in view of our strategic initiatives and investments in developing channels for clients who are not account holders, we introduced changes in our organizational structure. As a result, we created the Itaucred business unit that comprises the operations of the following segments: Taií (direct consumer credit and payroll advance loans), Vehicle Financing and Credit Card portfolios for clients that are not account holders.

As further described below, during 2005 we have also introduced changes in the basis used to measure our segment results.

For purposes of comparability, segment information for the year ended December 31, 2004 has been restated to reflect the new segment structure resulting from the creation of Itaucred and the changes in the basis used to measure our segments results. Information to restate segment information for the year ended December 31, 2003 is not available and, as such, the information is presented using the prior reportable segments and prior measurement basis.

Banco Itaú - Banking

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

Banco Itaú - Insurance, private retirement plans and capitalization plans

We provide products and services in this segment through specialized companies that include Itauseg and other of our consolidated subsidiaries which are managed on an integrated basis by Itauseg.

Our products and services are focused on automobile, life, and property and casualty insurance. Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity. We provide such services mainly through Itaú Vida and Ciacap, respectively.

Banco Itaú - Credit cards (account holders)

Considering the specific characteristics of credit cards, we manage this business as a specific segment.

We provide traditional credit card services using different nameplates to our customers through our consolidated subsidiary, Itaucard Financeira S.A., Crédito, Financiamento e Investimento.

Banco Itaú - Asset management and investor services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services.

Services are provided by the banks operating in the banking segment and certain specialized companies, mainly Itaú Corretora de Valores S.A.

Itaú BBA

Our Itaú BBA segment is responsible for serving corporate customers and manages a majority of the loan portfolio by amounts of Itaú Holding. Itaú BBA has a specialized structure which has focused on serving complex needs of big corporations. This segment provides services also outside Brazil mostly limited to serve needs of our Brazilian clients with operations abroad.

Itaucred

Our Itaucred business unit is responsible for serving our non-account holder clients who carry out consumer credit transactions. This business unit is basically composed of three segments: Taií (which comprises consumer credit transactions and payroll advance loans), Vehicle Financing and Credit Card transactions.

The creation of these segments is linked to the recent investments and to the new strategic initiatives undertaken by us, represented by Taií, the partnership with CBD and LASA, investments in Banco Fiat and Intercap, increase in the interest of Banco Credicard S.A. and payroll advance loans.

We highlight that the business segment information is prepared in accordance with the capital allocation criteria adopted in 2004 and described below. The business segment information is prepared based on the reports used by top management to assess the segments’ performance and to make decisions regarding the allocation of funds for investment and other purposes.

Our top management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following accounting practices adopted in Brazil.

2005

	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP

Banking operations	7,793	1,004	2,338	883	12,018	(12,018)	—
Treasury	66	549	—	(16)	599	(599)	—
Management of foreign exchange risk from investment abroad - net of tax effects	468	188	—	—	656	(656)	—
Net interest income	8,327	1,741	2,338	867	13,273	(1,175)	12,098
Provision for loan and lease losses	(2,273)	298	(687)	(179)	(2,841)	204	(2,637)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	798	—	—	—	798	(350)	448
Fee and commission income	6,499	383	864	(8)	7,738	(2,033)	5,705
Transfer to banking - revenues for branches selling mutual funds	—	—	—	—	—	—	—
Non-Interest Expenses (1)	(8,072)	(681)	(1,628)	(77)	(10,458)	(1,643)	(12,101)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	169	169	84	253
Trading income (losses)	—	—	—	—	—	2,532	2,532
Net gain (loss) on sale of available-for-sale securities	—	—	—	—	—	(20)	(20)
Net gain on foreign currency transactions	—	—	—	—	—	146	146
Tax expenses for ISS, PIS and Cofins	(1,065)	(107)	(224)	(113)	(1,509)	1,509	—
Other non-interest income	394	22	80	12	508	514	1,022
Income before taxes and minority interest	4,608	1,656	743	671	7,678	(232)	7,446
Taxes on income	(1,071)	(313)	(200)	(29)	(1,613)	(328)	(1,941)
Extraordinary income (2)	—	—	—	(193)	(193)	193	—
Profit sharing	(357)	(101)	(18)	(6)	(482)	482	—
Minority interest	—	—	—	(139)	(139)	84	(55)
Cumulative effect of a change in accounting principle	—	—	—	—	—	3	3
Net income	3,180	1,242	525	304	5,251	202	5,453
Identifiable assets (3)	115,808	43,256	15,955	4,497	151,241	(11,808)	139,433

(1) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(2) Corresponds to:

(a) Full amortization of goodwill on the strategic agreement (with LASA, in the total amount of R$(200) million), which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(b) Full amortization of goodwill on the strategic agreement (with BPI-SIC, in the total amount of R$40 million), which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(c) tax benefit amounting to R$43 million on the deductibility, for tax purposes, of goodwill; in the US GAAP financial information, the tax benefit is aplied first to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the reminder, if any, is recognized as benefit under “Tax on Income”;

(d) provision for corporate restructuring related to the management agreement of Credicard and other restructuring amounting to R$(75) million that was not set up in the financial information in accordance with the USGAAP.

(3) The balance of Identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term receivables and Permanent assets). The consolidated segment do not represent the total amount of each segment due to intercompany transactions which were eliminated in the consolidated financial statements.

2005

Banco Itaú

	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Manangement and Investor Services	Total

Banking operations	6,288	969	536	—	7,793
Treasury	66	—	—	—	66
Management of foreign exchange risk from investment abroad - net of tax effects	468	—	—	—	468
Net interest income	6,822	969	536	—	8,327
Provision for loan and lease losses	(2,036)	(237)	—	—	(2,273)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	75	—	723	—	798
Fee and commission income	3,184	1,486	167	1,662	6,499
Transfer to banking - revenues for branches selling mutual funds	777	—	—	(777)	—
Non-Interest Expenses	(5,704)	(1,340)	(617)	(411)	(8,072)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	—	—
Trading income (losses)	—	—	—	—	—
Net gain (loss) on sale of available-for-sale securities	—	—	—	—	—
Net gain on foreign currency transactions	—	—	—	—	—
Tax expenses for ISS, PIS and Cofins	(680)	(202)	(103)	(80)	(1,065)
Other non-interest income	279	84	31	—	394
Income before taxes and minority interest	2,717	760	737	394	4,608
Taxes on income	(519)	(221)	(173)	(158)	(1,071)
Extraordinary income	—	—	—	—	—
Profit sharing	(244)	(49)	(17)	(47)	(357)
Minority interest	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—
Net income	1,954	490	547	189	3,180
Identifiable assets	92,079	6,422	17,307	—	115,808

2005

Itaucred

	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total

Banking operations	1,209	936	193	2,338
Treasury	—	—	—	—
Management of foreign exchange risk from investment abroad - net of tax effects	—	—	—	—
Net interest income	1,209	936	193	2,338
Provision for loan and lease losses	(393)	(193)	(101)	(687)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	—	—	—	—
Fee and commission income	364	460	40	864
Transfer to banking - revenues for branches selling mutual funds	—	—	—	—
Non-Interest Expenses	(530)	(828)	(270)	(1,628)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	—
Trading income (losses)	—	—	—	—
Net gain (loss) on sale of available-for-sale securities	—	—	—	—
Net gain on foreign currency transactions	—	—	—	—
Tax expenses for ISS, PIS and Cofins	(105)	(87)	(32)	(224)
Other non-interest income	22	56	2	80
Income before taxes and minority interest	567	344	(168)	743
Taxes on income	(159)	(103)	62	(200)
Extraordinary income	—	—	—	—
Profit sharing	(11)	(7)	—	(18)
Minority interest	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—
Net income	397	234	(106)	525
Identifiable assets	11,026	2,991	1,939	15,955

2004

	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP

Banking operations	6,632	923	1,068	608	9,231	(9,231)	—
Treasury	609	174	—	61	844	(844)	—
Management of foreign exchange risk from investment abroad - net of tax effect	407	152	—	—	559	(559)	—
Net interest income	7,648	1,249	1,068	669	10,634	(953)	9,681
Provision for loan and lease losses	(973)	210	(172)	—	(935)	68	(867)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	780	—	—	—	780	(879)	(99)
Fee and commission income	5,439	307	424	(4)	6,166	(1,823)	4,343
Transfer to banking - revenues for branches selling mutual funds	—	—	—	—	—	—	—
Non-Interest Expenses (1)	(7,588)	(622)	(806)	(19)	(9,035)	(1,057)	(10,092)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	85	85	212	297
Trading income (losses)	—	—	—	—	—	1,726	1,726
Net gain (loss) on sale of available-for-sale securities	—	—	—	—	—	217	217
Net gain on foreign currency transactions	—	—	—	—	—	22	22
Tax expenses for ISS, PIS and Cofins	(841)	(69)	(117)	(86)	(1,113)	1,113	—
Other non-interest income	197	80	5	26	308	812	1,120
Income before taxes and minority interest	4,662	1,155	402	671	6,890	(542)	6,348
Taxes on income	(1,164)	(266)	(105)	(65)	(1,600)	(73)	(1,673)
Extraordinary income (2)	—	—	—	(1,094)	(1,094)	1,096	2
Profit sharing	(283)	(59)	(12)	(3)	(357)	357	—
Minority interest	—	—	—	(63)	(63)	20	(43)
Net income	3,215	830	285	(554)	3,776	858	4,634
Identifiable assets (3)	101,119	34,488	8,863	6,597	151,241	(35,628)	115,613

(1) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(2) Corresponds to:

(a) full amortization of goodwill on investments, in a total amount of R$(1,280) million which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(b) tax benefit amounting to R$55 million on the deductibility, for tax purposes, of goodwill on acquisitions and partnership agreements in 2004; in the US GAAP financial information, the tax benefit is aplied first to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the reminder, if any, is recognized as benefit under "Tax on Income";

(c) basically represented by favourable decisions in administrative proceeding/judicial processes, realization of tax on interest from long-term foreign funding, guarantees of acquired interests, totalling R$131million, which in the US GAAP financial information was classified in Other not-interest income.

(3) The balance of Identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term receivables and Permanent assets). The consolidated segment does not represent the total amount of each segment due to intercompany transactions which were eliminated in the consolidated financial statements.

2004

Banco Itaú

	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Total

Banking operations	5,450	697	485	—	6,632
Treasury	609	—	—	—	609
Management of foreign exchange risk from investment abroad - net of tax effect	407	—	—	—	407
Net interest income	6,466	697	485	—	7,648
Provision for loan and lease losses	(886)	(87)	—	—	(973)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	89	—	691	—	780
Fee and commission income	3,176	790	116	1,357	5,439
Transfer to banking - revenues for branches selling mutual funds	681	—	—	(681)	—
Non-Interest Expenses	(5,660)	(940)	(616)	(372)	(7,588)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	—	—
Trading income (losses)	—	—	—	—	—
Net gain (loss) on sale of available-for-sale securities	—	—	—	—	—
Net gain on foreign currency transactions	—	—	—	—	—
Tax expenses for ISS, PIS and Cofins	(575)	(106)	(92)	(68)	(841)
Other non-interest income	173	7	17	—	197
Income before taxes and minority interest	3,464	361	601	236	4,662
Taxes on income	(820)	(123)	(141)	(80)	(1,164)
Extraordinary income	—	—	—	—	—
Profit sharing	(218)	(25)	(9)	(31)	(283)
Minority interest	—	—	—	—	—
Net income	2,426	213	451	125	3,215
Identifiable assets	85,294	4,914	13,488	—	101,119

2004

Itaucred

	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total

Banking operations	516	540	12	1,068
Treasury	—	—	—	—
Management of foreign exchange risk from investment abroad - net of tax effect	—	—	—	—
Net interest income	516	540	12	1,068
Provision for loan and lease losses	(86)	(94)	8	(172)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	—	—	—	—
Fee and commission income	225	198	1	424
Transfer to banking - revenues for branches selling mutual funds	—	—	—	—
Non-Interest Expenses	(344)	(427)	(35)	(806)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	—
Trading income (losses)	—	—	—	—
Net gain (loss) on sale of available-for-sale securities	—	—	—	—
Net gain on foreign currency transactions	—	—	—	—
Tax expenses for ISS, PIS and Cofins	(51)	(65)	(1)	(117)
Other non-interest income	8	(3)	—	5
Income before taxes and minority interest	268	149	(15)	402
Taxes on income	(62)	(48)	5	(105)
Extraordinary income	—	—	—	—
Profit sharing	(7)	(3)	(2)	(12)
Minority interest	—	—	—	—
Net income	199	98	(12)	285
Identifiable assets	6,174	2,246	443	8,863

2003

			Banco Itaú			Itaú BBA	Corporation

	Banking	Credit Cards	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Consolidated			Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP

Net interest income	6,568	1,331	624	—	8,523	1,989	349	10,861	(1,081)	9,780
Provision for loan and lease losses	(928)	(196)	—	—	(1,124)	(513)	—	(1,637)	(58)	(1,695)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	101	—	646	—	747	—	—	747	(278)	469
Fee and commission income	2,525	976	55	1,297	4,853	270	(3)	5,120	(1,315)	3,805
Transfer to banking - revenues for branches selling mutual funds	648	—	—	(648)	—	—	—	—	—	—
Non-Interest Expenses (1)	(6,092)	(1,170)	(632)	(361)	(8,255)	(503)	(12)	(8,770)	(1,309)	(10,079)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	—	—	—	—	—	—	25	25	(277)	(252)
Trading income (losses)	—	—	—	—	—	—	—	—	1,020	1,020
Net gain (loss) on sale of available-for-sale securities	—	—	—	—	—	—	—	—	483	483
Net gain on foreign currency transactions	—	—	—	—	—	—	—	—	107	107
Tax expenses for ISS, PIS and Cofins	(535)	(141)	(75)	(55)	(806)	(61)	(48)	(915)	915	—
Other operating income and non-operating income	111	4	24	—	139	38	(1)	176	966	1,142
Income before taxes and minority interest	2,398	804	642	233	4,077	1,220	310	5,607	(827)	4,780
Taxes on income	(609)	(254)	(166)	(79)	(1,108)	(410)	(68)	(1,586)	106	(1,480)
Extraordinary income (2)	—	—	—	—	—	—	(565)	(565)	565	—
Profit sharing	(185)	(10)	(10)	(27)	(232)	(61)	(2)	(295)	295	—
Minority interest	—	—	—	—	—	—	(9)	(9)	(10)	(19)
Net income	1,604	540	466	127	2,737	749	(334)	3,152	129	3,281
Identifiable assets (3)	81,638	4,579	10,322	—	94,641	30,490	5,438	118,738	(14,541)	104,197

(1) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(2) Corresponds to:

(a) full amortization of goodwill on the acquisition of the Banco Fiat, AGF Vida e Previdência S.A. and minority interests in banks acquired in prior years amounting to R$(571) million which in the US GAAP financial information is capitalized and, to the extent of intangible assets, amortized over the expected period to be benefited;

(b)  tax benefit amounting to R$535 million on the deductibility, for tax purposes, of the realization of goodwill on several entities acquired in previous years and in 2003; in the US GAAP financial information the tax benefit is applied fist to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the remainder, if any, is recognized as benefit under “Taxes on Income”;

(c) a impairment charge on our investment in AOLA amounting to R$(213) million which in the US GAAP financial information was recorded in 2002 and for a different amount as result of the different criteria followed to account for such investment;

(d) depreciation expense of R$(138) million corresponding to the write-off of existing equipment with small residual value; in the US GAAP financial information we have not written them off and continue to be amortized over its remaining useful life;

(e) provision for loan losses amounting to R$(66) million resulting from standardizing rating of customers for loans granted by Itaú-BBA and Banco Fiat; in the US GAAP financial information impact from standardizing rating, if any, is presented as part of the allowance for loan losses;

(f) other provisions amounting to R$(112) million which in the US GAAP financial information have been classified to the appropriate lines of the consolidated statement of income.

(3) The balance of Identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term receivables and Permanent assets). The consolidated segment does not represent the total amount of each segment due to intercompany transactions which were eliminated in the consoldiated financial statements.

The segment information has been prepared based on information following accounting practices adopted in Brazil modified for the adjustments described below. Financial statements by segment differs from accounting practices adopted in Brazil because it includes recognition of the impact related to allocated capital using a proprietary model and it presents net interest income using a management criteria. The main impacts are:

Allocated Capital

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

Net Interest Income

We adopt a strategy to manage the exchange risk from investments abroad in order to hedge from impacts on results arising from exchange variation. In order to achieve this objective we entered into derivative instruments to hedge our foreign currency risk. We do not account for those derivatives following hedge accounting but we record them at fair value with gains and losses in income.

Our hedging strategy considers all tax effects. That is the non taxation or deductibility of the exchange variation whenever the real appreciates or devaluates, respectively, against foreign currencies, and the taxation or deductibility of derivative financial instruments which generally are taxed. When the exchange rate of real against foreign currencies changes considerably, there is a significant impact on several financial statements items, particularly interest income and expense.

As result of the above, we adopted a managerial statement of income, which highlights the impact of the exchange variation on investments abroad and the related effects of hedging. The managerial statement of income is prepared by making reclassifications to the financial statements prepared in accordance with accounting practices adopted in Brazil, mainly: (i) the total exchange gain and losses on investments abroad which are presented in several lines in the statement of income in Brazilian GAAP is presented within “management of foreign exchange risk from investments abroad – net of tax effects”, and (ii) tax effects of hedging consisting of PIS, Cofins and Income Tax and Social Contribution on net income are also reclassified to such line.

In addition, managerial interest margin is divided into three categories as follows: (i) managerial interest margin on banking operations – associated with commercial activities with clients – (ii) managerial interest margin on treasury – on which each operation includes the related cost of opportunity – and (iii) managerial interest margin on the management of exchange risks from investments abroad – which corresponds to the CDI interest rate applied to capital allocated to such investments.

In the Adjustments and reclassifications column, we present the effect of not consolidating Credicard Banco S.A. and Redecard S.A., Itausa Export S.A. the holding company for Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg), the effects of differences between accounting policies followed for the presentation of segment information, which are substantially in line with accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements, according to USGAAP. Regarding the segment information for 2003, we do not present the Itaucred segment, since the development of transactions with non-account holder clients occurred in 2004, and, therefore, it is not possible to segregate them in that period.

As described above, our operations are primarily carried out in Brazil. Additionally, we have some entities outside Brazil. Revenue from operations outside Brazil is presented below (after eliminations on consolidation):

	2005	2004

Interest income	768	716
Service fees and commission income	70	67
Total revenue from external customers	838	783
Investments in unconsolidated companies and premises and equipment, net	356	111

NOTE 32 - RELATED PARTIES

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

	2005	2004	2003

ASSETS

Interest-bearing deposits
Banco Itaú Europa S.A.	948	502	790
Annual interest (%)	4.27	2.45	1.00 to 1.35
BIE - Bank & Trust Ltd.	—	212	—
Annual interest (%)	—	2.34 to 2.45	—
Banco Itaú Europa Luxembourg S.A.	—	—	43
Annual interest (%)	—	—	1.15
Non-interest bearing deposits
Banco Itaú Europa S.A.	1	1	1
Banco Itaú Europa Luxembourg S.A.	—	—	5
Interbank deposits
Credicard Banco S.A.	297	163	—
Annual interest (%)	18.44	18.22	—
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	181	80	87
Annual interest (%)	2.01	1.96	1.61
Securities
Banco Itaú Europa S.A.	70	80	67
Annual interest (%)	4.96	1.96	1.96
Banco Itaú Europa Luxembourg S.A.	386	—	—
Annual interest (%)	4.26	—	—
BIE - Bank & Trust Ltd.	9	—	12
Annual interest (%)	4.38	—	16.80
Derivative financial instruments – Swap (2)
Redecard S.A.	—	—	2
Loans and leases
Credicard Banco S.A.	—	—	95
Annual interest (%)	—	—	18.41 to 18.45
Dividends receivables
Serasa S.A.	15	4	4
Other assets
Credicard Banco S.A.	9	—	—
Banco Itaú Europa S.A.	4	—	—
Banco Itaú Europa Luxembourg S.A.	1	4	—
Redecard S.A.	1	—	—

LIABILITIES

Non-interest-bearing deposits
Credicard Banco S.A.	8	13	—
Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	—	113	—
Annual interest (%)	—	2.30 to 3.70	—
Debentures
Banco Itaú Europa Luxembourg S.A.	2	—	—
Annual interest (%)	4.26	—	—
Tulipa Administração e Participações Ltda.	473	197	—
Annual interest (%)	18.05	17.76	—
Other liabilities
Credicard Banco S.A.	3	12	—
Banco Itaú Europa Luxembourg S.A.	—	—	1

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Loans and lease revenues
Banco Itaú Europa S.A.	15	5	—
Interbank deposits revenues
Credicard Banco S.A.	62	3	—
BIE - Bank & Trust Ltd.	1	—	—
Services revenues
Credicard Banco S.A.	99	11	—
Securities sold and repurchase agreements expenses
Tulipa Administração e Participações Ltda.	75	—	—
Services expenses
Credicard Banco S.A. (3)	—	—	108
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3) (4)	—	200	100

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

b)   Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

	2005	2004	2003

ASSETS

Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	5	—
Duratex S.A.	—	—	1
Loans and leases
Itautec Philco S.A.	—	3	3
Annual interest (%) (2)	—	LIBOR + 4.31	LIBOR + 4.31

LIABILITIES

Interest-bearing deposits
Duratex S.A.	192	53	38
Annual interest (%)	18.20	16.02	46.87
Elekeiroz S.A.	2	—	1
Annual interest (%)	18.04	—	18.00
Itautec Philco S.A.	—	—	4
Annual interest (%)	—	—	18.09
Derivative financial instruments – Swap (1)
Itautec Philco S.A.	—	—	1
Trade notes payable
Itautec Philco S.A.	11	11	—

TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)

Services expenses
Elekeiroz S.A.	—	—	1
Itautec Philco S.A. (3)	134	120	116
Equipments and software purchase
Itautec Philco S.A.	90	139	144

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

The donations to both entities and services received from Fundação Itaú Social  are presented below:

	2005	2004	2003

Donations by Itaú to
Fundação Itaú Social	2	2	50
Instituto Itaú Cultural	25	24	17
Services provided to Itaú by
Fundação Itaú Social	23	22	21

NOTE 33 – STRATEGIC PARTNERSHIPS

Strategic Partnership Itaú Holding x CBD (Companhia Brasileira de Distribuição)

In July 2004, Itaú Holding signed a Memorandum of Understanding (MOU) with CBD, a retailer which operates supermarkets and hypermarkets in Brazil, with the objective of establishing a partnership relationship with the incorporation of a new financial institution (FIC), engaged in the structuring and offering financial products and services to customers in the CBD stores, on an exclusive basis granted by CBD.

Itaú Holding’s total investment in the partnership may amount to up to R$ 456. In August 2004, Itaú Holding contributed R$ 150 to Miravalles Empreendimentos e Participações S.A. (“Miravalles”), the holding company of FIC, that subsequently contributed the same amount to FIC, and paid R$ 153 to CBD, totaling unconditional cash payments of R$ 303. In addition, Itaú Holding paid an additional R$ 153, which is held in an escrow account and will be released to CBD if certain performance targets are met in the initial five years of the partnership; otherwise, this amount will be returned to Itaú. We consider the amount of R$ 303 paid unconditionally as consideration paid and the R$ 153 placed in escrow as contingent consideration.

Strategic Partnership Itaú Holding x LASA (Lojas Americanas S.A.)

In April 2005, Itaú Holding entered into the following agreements with LASA, a retailer which operates in Brazil, with the objective of establishing a partnership relationship with the incorporation of a new financial institution, which will be engaged in the structuring and offering of financial products and services to the customers of the LASA stores (including Lojas Americanas, Americanas Express, Americanas.com and Facilita) on an exclusive basis granted by LASA:

I.            A “Partnership Agreement” between Itaú Holding, LASA (which is the direct owner of 50% of the capital of Vitória Participações S.A. – “Vitória”), Itaucard Financeira S.A. Crédito, Financiamento e Investimento (a wholly owned subsidiary of Itaú Holding, which is the owner of the remaining 50% of the capital of Vitória), Vitória, Facilita Serviços e Propaganda S.A. (a subsidiary of LASA) and Platy Participações S.A. (“Platy”, that has been renamed as FAI – Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, after the authorization of the Central Bank).

II.            A shareholders agreement with respect to the shares of Vitória, between the same parties as above except Facilita, and

III.            A shareholders agreement with respect to the shares of FAI, between the same parties as above, except Facilita.

As indicated above, Vitória is 50% owned by Itaú Holding and LASA and is exclusively a holding company that holds 100% of the shares of FAI, the financial institution which offers financial products and services to LASA customers on an exclusive basis.

The objective of this partnership is to generate operating synergies and provide a broader and better range of financial services and products for the customers of LASA, including among, others, Private Label credit cards, credit cards with widely accepted brands, consumer credit, personal loans and extended warranties for consumer products.

Itaú Holding total investment in the partnership may total up to R$ 240. In April 2005 Itaú Holding contributed R$ 80 to Vítória that subsequently contributed the same amount to FAI, and paid R$ 60 to LASA, totaling unconditional cash payments of R$ 140. In addition, Itaú Holding paid R$ 100 which should be refunded to us if certain performance targets are not met in the initial six years of the partnership. We consider the amount of R$ 140 paid unconditionally as consideration paid and the R$ 100 also advanced to LASA as contingent consideration.

We have analyzed this transaction following FIN-46 (R) – “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, and we have concluded that Platy is a variable interest entity and that, considering that it is expected that Itaú will provide all the funding for Platy to provide financing to its customers, Itaú is the primary beneficiary. For this reason we are consolidating Vitória and Platy as from April 2005.

We accounted for the transaction following the purchase method and we are recognizing the assets and liabilities at its fair value. Total estimated fair value of the net assets obtained at the date of our contribution exceeded by R$ 105 the amount of consideration paid. We recognized a deferred credit for the maximum amount of the contingent consideration of R$ 100. Upon resolution of the contingency if the amount effectively paid is less than the amount of the deferred credit we expect to recognize a further reduction in the intangible asset. The following table presents a summary of the amounts allocated to assets obtained as result of the partnership.

Interest-bearing deposits in other banks	80
Intangible assets (after reduction as described above)	400

Total assets	480
Minority interest in subsidiaries	240
(-) Deferred credit	100

Total consideration paid	140

The amount of the intangible assets of FAI corresponding to the right to offer, on an exclusive basis, financial services and products to LASA customers in the LASA stores was calculated based on projected discounted cash flows. We have estimated the useful life of this intangible asset to be 20 years, which is the period of the above-mentioned agreements, and therefore, 20 years is the period over which we are amortizing the intangible asset. We have allocated this intangible asset to our Itaucred segment.

Total deductible goodwill under Brazilian tax regulation amounted to R$ 200. Goodwill amortization is deductible, in compliance with Brazilian tax regulations, only for social contribution on income, being deductible for income tax purposes only upon the sale or transfer of the acquired investment.

NOTE  34 –COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

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

b)

Itaú Holding committed to make an additional payment to the individual selling shareholders if the results from treasury activities of Itaú BBA over a five-year period exceed a target amount. Conversely, if such results are below a minimum amount, we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement will be made at the end of the five years unless it reaches the ceiling or other specified events occur. The income and expense, as appropriate, is being recognized in Other non-interest income and Other non-interest expense, respectively, in the consolidated statement of income.

c)

We have committed to pay a cash bonus to the directors and officers (all of which are also selling shareholders of Itaú BBA) that remain in its capacity providing services to Itaú BBA over at least two years as from the date of the transaction (which has been achieved on December 31, 2004). Directors and officers have the right to receive the full amount of the bonus if they remain in its capacity for eight years and the benefit accrues to the benefit of the directors and officers’ pro-rata as from the second year, that is as from December 31, 2004. The expense related to this bonus has been recognized in Other non-interest expenses since January 1, 2005 and will continue to be recorded under the straight-line method through December 31, 2010.

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

As of December 31, 2005, net assets and liabilities related to the above mentioned commitments amounted to R$ (4), which are presented in Other assets or Other liabilities, as appropriate.

NOTE 35 – SUBSEQUENT EVENTS

On January 30, 2006, Itaú Holding and XL Capital Ltd. (XL) signed a memorandum of understanding for the creation of a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk. The effectiveness of such memorandum is subject to certain conditions, including the execution of the final contracts between the parties and approval by government authorities. This memorandum will involve Itaú Holding’s and XL’s contributions of commercial insurance business lines in Brazil to the new insurance company.

On April 30, 2006, assets and liabilities of Credicard were split and the credit card accounts were divided between Citigroup and Itaú Holding. The shared management of Credicard ended and the assets and liabilities associated with the respective credit card base were transferred to Itaú Holding and Citigroup, as the case may be. The Credicard brand is agreed to be used by both Itaú Holding and Citigroup until December 31, 2008.

On May 1, 2006, Itaú Holding and Bank of America Corporation entered into an agreement for the acquisition of Bankboston Brasil and of the exclusive right to acquire the Bankboston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

The transaction related to the Brazil operations provides for the payment through the issuance of Itaú Holding’s preferred shares, corresponding to an interest of approximately 5.8% (68.5 million shares of Itaú Holding’s capital stock), valued at approximately R$ 4.5 billion (based on the market average quotation on April 28, 2006). Accordingly, Bank of America Corporation will become a shareholder of Itaú Holding, and thriugh a shareholder agreement will have the right to appoint a member to its Board of Directors.

The completion of this transaction is subject to the approval of the Brazilian Central Bank and other relevant authorities.

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

6

See note 19 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP.  See “Item 3A – Key Information – Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian corporate law.

8.1	List of subsidiaries.

11.1	Code of Ethics (unofficial English translation) (filed herewith).

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

**	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

	By:	Roberto Egydio Setubal

	Name:	Roberto Egydio Setubal
	Title:	Chief Executive Officer

	By:	Henri Penchas

	Name:	Henri Penchas
	Title:	Chief Financial Officer

Dated: June 8, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation)

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002