Form 20-F
period 2006-12-31
BANCO ITAU HOLDING FINANCEIRA S A
filed 2007-07-02
CIK 1132597

As filed with the Securities and Exchange Commission on June 29, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-152276

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(Exact name of Registrant as specified in its charter)
ITAÚ BANK FINANCIAL HOLDING S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each share:	Name of each exchange on which registered:
Preferred Share, without par value 1 (one) American Depositary Share (as evidenced by American Depositary Receipt), representing 1(one) share of Preferred Share	New York Stock Exchange* New York Stock Exchange

*Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

 Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.

The number of issued shares of each class of stock of BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2006 was:
626,500,256 Common Shares, no par value per share (*)
595,495,964 Preferred Shares, no par value per share

(*) Includes 20,536,836 common shares, approved to be issued as purchase consideration for the acquisition of BankBoston Chile and Uruguay to Bank of America, or BAC, by the Extraordinary General Meeting of December 26, 2006. On February 26, 2007 and March 23, 2007, with the conclusion of these acquisitions from Chile and Uruguay, respectively, these shares were delivered to BAC.

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

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

10E.	TAXATION	128
10F.	DIVIDENDS AND PAYING AGENTS	135
10G.	STATEMENT BY EXPERTS	135
10H.	DOCUMENTS ON DISPLAY	135
10I.	SUBSIDIARY INFORMATION	136
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	137

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	144

12A.	DEBT SECURITIES	144
12B.	WARRANTS AND RIGHTS	144
12C.	OTHER SECURITIES	144
12D.	AMERICAN DEPOSITARY SHARES	144

	PART II
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	144

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	144

ITEM 15	CONTROLS AND PROCEDURES	144

ITEM 16	[RESERVED]	145

16A.	AUDIT COMMITTEE FINANCIAL EXPERT	145
16B.	CODE OF ETHICS	145
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	147
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	147
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	148

	PART III
ITEM 17	FINANCIAL STATEMENTS	149

ITEM 18	FINANCIAL STATEMENTS	149

ITEM 19	EXHIBITS	150

INTRODUCTION

On March 24, 2003, as a result of a corporate reorganization, Banco Itaú S.A., or Banco Itaú, shares were exchanged by shares of Banco Itaú Holding Financeira S.A., or Itaú Holding. Banco Itaú became a wholly owned subsidiary of Itaú Holding. All references in this annual report (1) to “Banco Itaú,” “Itaú,” “we,” “us” or “our” prior to March 24, 2003 are references to Banco Itaú and its consolidated subsidiaries and to “Itaú Holding,” “we,” “us” or “our” after March 24, 2003 are references to Itaú Holding and its consolidated subsidiaries, (2) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (3) to “preferred shares” and “common shares” are references to our authorized and outstanding preferred share and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, (4) “ADSs” are to our American Depositary Shares. As a result of a stock split effected on August 22, 2005, one ADS represents one preferred share, (5) to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil, (6) to “US$,” “dollars” or “U.S. dollars” are to United States dollars, and (7) to “JPY” are to Japanese Yen.

As of December 31, 2006 and June 27, 2007, the commercial market rate for purchasing U.S. dollars was R$ 2.1380 and R$ 1.9499 to US$ 1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004.

We use accounting practices adopted in Brazil for reports to Brazilian shareholders, filings with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP, and how those differences might affect your analysis of our financial position and results of operations.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Certain industry data presented herein have been derived from the following sources: the Central Bank System (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing) or ABEL; the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; the national association of investment banks (Associação Nacional dos Bancos de Investimento), or ANBID; and the insurance sector regulator (Superintendência de Seguros Privados), or SUSEP.

You should assume that the information appearing in this annual report is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	increases in defaults by borrowers and other loan delinquencies,

•	increases in the provision for loan losses,

•	deposit attrition, customer loss or revenue loss,

•	our ability to sustain or improve our performance,

•	changes in interest rates which may, among other effects, adversely affect margins,

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries,

•	government regulation and tax matters,

•	adverse legal or regulatory disputes or proceedings,

•	credit, market and other risks of lending and investment activities,

•	changes in regional, national and international business and economic conditions and inflation, and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

3A. Selected Financial Data

You should read the following selected financial data in conjunction with the “Introduction” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by Brazilian Corporate Law (Law No. 6,404/76, as amended), by the federal accounting council (Conselho Federal de Contabilidade), or CFC, and interpretative guidance issued by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil), or IBRACON. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, the banking regulator, provide additional industry-specific guidelines.

We have prepared consolidated balance sheets as of December 31, 2006 and 2005 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2006, 2005 and 2004, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 included in this document have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm, as stated in their report appearing herein.

We have prepared financial statements under U.S. GAAP as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, which have been audited.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in millions of R$)
Net interest income	17,084	12,509	9,856	9,780	7,522
Provision for loan and lease losses	(5,148)	(2,637)	(867)	(1,695)	(2,124)
Net interest income after provision for loan and
lease losses	11,936	9,872	8,989	8,085	5,398
Fee and commission income	6,737	5,705	4,343	3,805	3,624
Equity in earnings (losses) of unconsolidated
companies, net	511	583	299	329	335
Insurance premiums, income on private retirement
plans and on capitalization plans	3,479	2,681	2,445	2,033	1,793
Other non-interest income (1)	3,451	2,939	2,908	2,171	2,280
Operating expenses (2)	(9,971)	(7,684)	(6,594)	(6,216)	(5,368)
Insurance claims, changes in reserves for insurance
operations, for private retirement plans and
acquisition costs	(2,663)	(2,233)	(2,544)	(1,564)	(1,394)
Other non-interest expense (3)	(5,217)	(4,417)	(3,498)	(3,863)	(3,892)
Net income before taxes on income, minority
interest, extraordinary item and cumulative effect of
a change in an accounting principle	8,263	7,446	6,348	4,780	2,776
Taxes on income	(2,390)	(1,941)	(1,673)	(1,480)	61
Minority interest	23	(55)	(43)	(19)	(18)
Extraordinary item (recognition in income of excess
of net assets acquired over purchase price), net of
tax effect	-	-	2	-	-
Cumulative effect of a change in accounting
principle, net of tax effect	-	3	-	-	9
Net income	5,896	5,453	4,634	3,281	2,828

(1) Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income.

(2) Operating expenses consist of salaries and employee benefits and administrative expenses.

(3) Other non-interest expenses consist of depreciation of premises and equipment, amortization of intangible assets, and other non-interest expenses.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in R$ , except number of shares)
Basic earning per share (5)(6):
Common	5.19	4.85	4.08	2.88	2.54
Preferred	5.19	4.85	4.08	2.88	2.54
Diluted earning per share (5)(6):
Common	5.16	4.82	4.07	2.87	2.53
Preferred	5.16	4.82	4.07	2.87	2.53
Dividends and interest on stockholders’ equity per share (5)(7):
Common	1.95	1.65	1.21	0.97	0.74
Preferred	1.95	1.65	1.21	0.97	0.74
Weighted average number of shares outstanding (per share) (4):
Common	601,443,230	605,371,282	606,746,950	613,070,360	620,931,480
Preferred	534,905,268	518,114,152	528,712,590	524,930,070	492,902,890

(4) Due to the stock split effected in 2005 and the reverse stock split effected in 2004, the 2004, 2003 and 2002 information is presented after giving retroactive effect to the reverse stock split approved on April 28, 2004 and the stock split approved on August 22, 2005.

(5) Earnings per share has been computed following the “two class method” prescribed by Statement on Financial Accounting Standards (“FAS”) 128 “Earnings Per Share.” See “Item 10B. Memorandum and Articles of Association” for a description of the two classes of shares.

(6) See note 20 to the consolidated financial statements for a detailed computation of earnings per share.

(7) Under Brazilian corporate law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See “Item 10E. Taxation – Interest On Stockholders’ Equity” for a description of interest on stockholders’ equity.

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in US$)
Dividends and interest on stockholders’ equity per share (a)(b):
Common	0.91	0.70	0.46	0.34	0.21
Preferred	0.91	0.70	0.46	0.34	0.21

(a) Under Brazilian corporate law we are allowed to pay interest on stockholders' equity as an alternative to paying dividends to our shareholders. See "Item 10E. Taxation - Interest on Stockholders' Equity" for a description of interest on stockholders' equity.

(b) Translated into US$ from reais at the commercial exchange rate established by the Central Bank ruling at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as appropriate. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and History of Dividend Payments” for details on dividends per share paid and their respective payment date.

Balance Sheet Data

	As of December, 31
	2006	2005	2004	2003	2002
	(in millions of R$)
Assets
Cash and due from banks (8)	2,851	1,776	1,743	1,765	1,334
Interest-bearing deposits in other banks	23,181	19,833	14,557	13,779	14,811
Securities purchased under resale agreements	8,668	6,389	6,580	8,828	3,370
Central Bank compulsory deposits	15,077	13,277	10,571	8,156	10,262
Trading assets, at fair value	27,956	16,478	11,995	10,638	7,731
Available-for-sale securities, at fair value	11,737	8,369	8,013	9,445	11,236
Held-to-maturity securities, at amortized cost	1,589	1,428	3,483	3,532	889
Loans and leases	81,538	55,382	42,682	35,016	34,209
Allowance for loans and lease losses	(6,399)	(3,933)	(2,811)	(2,848)	(2,748)
Investments in unconsolidated companies	1,288	2,621	2,509	1,079	984
Premises and equipment, net	2,868	2,486	2,574	2,696	2,813
Goodwill and intangible assets, net	6,564	3,402	2,781	1,718	2,146
Other assets	15,823	11,925	10,936	10,393	11,168
Total assets	192,741	139,433	115,613	104,197	98,205

Average interest-earning assets (9)	138,089	103,248	84,929	77,608	58,272
Average non-interest-earning assets (9)	28,609	29,603	26,525	26,933	23,987
Average total assets (9)	166,698	132,851	111,454	104,541	82,259

	As of December, 31
	2006	2005	2004	2003	2002
Liabilities	(in millions of R$)
Non-interest bearing deposits	18,771	12,347	10,737	9,322	9,924
Interest-bearing deposits	38,926	35,517	27,536	23,922	24,898
Securities sold under repurchase agreements	10,888	6,771	6,786	9,473	5,157
Short-term borrowings	30,985	17,433	12,354	12,440	12,321
Long-term debt	18,021	14,804	14,739	15,112	15,265
Insurance claims reserve, reserve for private retirement plans and reserve for capitalization plans	5,242	5,023	4,654	4,928	3,861
Investment contracts	14,253	10,188	6,905	2,764	545
Other liabilities	26,808	17,616	14,154	11,787	14,679
Total liabilities	163,894	119,699	97,865	89,748	86,650
Minority interest in consolidated subsidiaries	1,430	1,413	1,037	501	503
Stockholders’ equity:
Common shares (10)	4,575	4,575	4,387	2,467	2,467
Preferred shares (11)	8,560	3,979	3,968	2,567	2,048
Total capital stock	13,135	8,554	8,355	5,034	4,515
Other stockholders’ equity (12)	14,282	9,767	8,356	8,914	6,537
Total stockholders’ equity	27,417	18,321	16,711	13,948	11,052
Total liabilities and stockholders’ equity	192,741	139,433	115,613	104,197	98,205

Average interest-bearing liabilities (9)	97,879	76,418	65,553	64,688	44,405
Average non-interest-bearing liabilities (9)	46,679	38,694	30,577	26,947	28,068
Total average stockholders’ equity (9)	22,140	17,739	15,324	12,906	9,786
Total average liabilities and stockholders’ equity (9)	166,698	132,851	111,454	104,541	82,259

(8) Includes restricted cash in the amount of R$ 144 million, R$ 44 million, R$ 292 million, R$ 102 million and R$ 25 million as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively. See note 17(g) to the consolidated financial statements.

(9) See “Item 4B. Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2006, 2005 and 2004.

(10) Common shares issued, no par value: 605,963,420 (*) as of December 31, 2006; 605,963,420 as of December 31, 2005; 606,875,530 as of December 31, 2004; 613,518,350 as of December 31, 2003 and 619,983,170 as of December 31, 2002. As of December 31, 2006, 2005, 2004, 2003 and 2002, we held 4,996,723; 4,387,823; 633,100; 5,551,220 and 349,510, respectively, of those shares in treasury. 1,000,000,000 shares authorized as of December 31, 2006, 2005, 2004, 2003 and 2002. Quantity of shares has been retroactively restated to reflect the reverse stock split effected on April 28, 2004 and the stock split effected on August 22, 2005.

(*) Does not include 20,536,836 common shares, approved to be issued as purchase consideration for the acquisition of BankBoston Chile and Uruguay to Bank of America, or BAC, by the Extraordinary General Meeting of December 26, 2006. On February 26, 2007 and March 23, 2007, with the conclusion of these acquisitions of Chile and Uruguay, respectively, these shares were delivered to BAC.

(11) Preferred shares issued, no par value: 595,495,964 as of December 31, 2006; 526,977,870 as of December 31, 2005; 548,977,870 as of December 31, 2004; 548,977,875 as of December 31, 2003 and 514,528,315 as of December 31, 2002. As of December 31, 2006, 2005, 2004, 2003 and 2002, we held 19,781,140; 24,544,000; 22,509,800; 17,506,710 and 21,691,600, respectively, of those shares in treasury. 1,000,000,000 shares authorized as of December 31, 2006, 2005, 2004, 2003 and 2002. Quantity of shares has been retroactively restated to reflect the reverse stock split effected on April 28, 2004 and the stock split effected on August 22, 2005.

(12) Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Profitability and Performance
Net interest margin (13)	12.4	12.1	11.6	12.6	12.9
Return on average assets (14)	3.5	4.1	4.2	3.1	3.4
Return on average equity (15)	26.6	30.7	30.2	25.4	28.9
Efficiency ratio (16)	51.0	52.8	56.7	60.1	65.5

Liquidity
Loans and leases as a percentage of total deposits (17)	141.3	115.7	111.5	105.3	98.2

Capital
Total equity as a percentage of total assets (18)	14.2	13.1	14.5	13.4	11.3

(13) Net interest income divided by average interest-earning assets. See “Item 4B. Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2006, 2005 and 2004.

(14) Net income divided by average total assets. See “Item 4B. Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2006, 2005 and 2004.

(15) Net income divided by average stockholder’s equity. See “Item 4B. Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2006, 2005 and 2004.
(16) Salaries and employee benefits, administrative expenses, other non-interest expense (except expenses with respect to the social integration program (Programa de Integraçao Social), or PIS, the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or COFINS, and tax on services (Imposto sobre Serviços), or ISS), amortization of intangible assets plus depreciation of premises and equipment as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and on capitalization plans, trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income less insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and taxes (consisting of ISS, PIS and COFINS).

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

Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005 (modified by Resolution No. 3,311, dated August 31, 2005 and by Resolution No. 3,356, dated March 31,2006, by the National Monetary Council ), consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and some of them are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law allows the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. We cannot assure you that the Brazilian government will not impose remittance restrictions in the future. In this case, the depositary for the ADSs will hold the reais it cannot convert for the account of the ADS holders who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts.

As of December 31, 2006 and June 27, 2007, the commercial market rate for purchasing U.S. dollars was R$ 2.1380 and R$ 1.9499 to US$ 1.00, respectively.

The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380

Source: Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High
December 2006	2.1380	2.1693
January 2007	2.1247	2.1556
February 2007	2.0766	2.1182
March 2007	2.0478	2.1388
April 2007	2.0231	2.0478
May 2007	1.9289	2.0309

Source: Central Bank

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our preferred shares and ADSs could decline.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, may adversely affect us and the market price of our preferred shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting factors, such as:

•	interest rates;

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies and rules; and

•	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilians issuers.

In October 2006, Brazil held presidential elections and President Luiz Inácio Lula da Silva was reelected. There can be no assurance that the Brazilian government will adopt the same economic policies or that possible changes that may be implemented will not adversely affect us.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect us and the market price of our preferred shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, and 4.8% in the last 12 months ending in April 2007, as measured by the general market price index (Índice Geral de Preços-Mercado), or IGP-M. Inflation, and certain government actions taken to combat inflation, had in the past significant adverse effects on the Brazilian economy. These measures have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the basic interest rate, the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or the SELIC rate, which is the base interest rate established by the Central Bank, could adversely affect us by reducing demand for our credit, increasing our cost of funds and increasing the risk of customer default to the extent these effects are not offset by increased margins. Decreases in the SELIC rate could also adversely affect us by decreasing the interest income we earn on our interest-earning assets and lowering margins.

Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may harm our business or adversely affect the market price of our securities.

Exchange rate instability may adversely affect the Brazilian economy and the market price of our preferred shares and ADSs.

The Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar 34.7% in 2002. Although the real appreciated 8.7%, 13.7%, 8.9% and 22.4% against the U.S. dollar in 2006, 2005, 2004 and 2003, respectively, there can be no assurance that the real will not depreciate or be devalued against the U.S. dollar again. As of December 31, 2006, the U.S. dollar-real exchange rate was R$ 2.1380 per US$1.00. As of June 27, 2007, the U.S. dollar-real exchange rate was R$ 1.9499 per US$1.00.

In addition, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. If the Brazilian currency is devalued, we would incur gains on our assets denominated in or indexed to foreign currencies, as well as losses on our liabilities denominated in or indexed to foreign currencies. In 2006, we sought to maintain a neutral position in relation to our foreign currency exposure structured through investments in subsidiaries in foreign countries. The instruments that we utilized to become neutral were derivatives that were taxable or deductible for tax purposes, different from the translation gains or losses that are not taxable or deductible in Brazil. Our policy was to become neutral after the effect of tax. Although we seek to maintain a neutral position in relation to our foreign currency exposure, there can be no assurance that we will be able to do so in the future.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares and ADSs.

The market value of securities of Brazilian companies can be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our preferred shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risk Factors Relating to Us and the Banking Industry

Changes in regulation may adversely affect us.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Brazilian Central Bank. We have no control over government regulations, which govern all facets of our operations, including regulations that impose:

•	minimum capital requirements;

•	compulsory and/or reserve deposits requirements;

•	lending limits and other credit restrictions; and

•	accounting and statistical requirements.

The regulatory structure governing Brazilian financial institutions is continuously evolving. The amendment of existing laws and regulations or the adoption of new laws and regulations could adversely affect our ability to provide loans, make investments or render certain financial services.

The increasingly competitive environment and recent consolidations in the Brazilian banking industry may have an adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, both public and private. The Brazilian banking industry experienced a consolidation period in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned and private banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may adversely affect us by, among other things, limiting our ability to increase our customer base and to expand our operations, reducing our profit margins on the banking and other services and products we offer, and increasing competition for investment opportunities.

Changes in reserve and compulsory deposit requirements may adversely affect us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserves and compulsory deposits requirements in the future or impose new reserve or compulsory deposit requirements.

The compulsory deposits generally do not yield the same return as other investments and deposits because:

•	a portion of compulsory deposits do not bear interest;

•	a portion of compulsory deposits must be held in Brazilian federal government securities; and

•	a portion of compulsory deposits must be used to finance government programs, including a federal housing program and rural sector subsidiaries.

Our compulsory deposits for demand deposits, savings deposits and time deposits were R$15.1 billion as of December 31, 2006. Any increase in the compulsory deposits requirements may reduce our ability to lend funds and make other investments and, as a result, may adversely affect our results of operations. For more detailed information on compulsory deposits, see “Item 4B. Selected Statistical Information - Central Bank Compulsory Deposits”.

Exposure to Brazilian federal government debt could have an adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2006, approximately 4% of our total assets, and 19% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, would have a material adverse effect on us.

Our controlling shareholder has the ability to direct our business and affairs.

Itaúsa, our principal shareholder, currently owns directly and indirectly 85.3% of our common voting shares and 43.7% of our total capital. See “Item 7A. Major Shareholders.” As a result, Itaúsa has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

We are subject to regulation on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular, any investigation of, or intervention by the Central Bank in, the affairs of our subsidiaries and affiliates are also likely to have an impact on our other subsidiaries and affiliates and ultimately on us.

Risks Relating to the Preferred Shares and the ADSs

The Preferred Shares and ADSs generally do not have voting rights.

Under Brazilian corporate law and our by-laws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

You might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10B. Memorandum and Articles of Association - Preemptive Rights on Increase in Preferred Share Capital.”

If you exchange the ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad.

The Brazilian custodian for the preferred shares must register with the Central Bank to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own electronic registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10D. Exchange Controls” for more information on the registration process.

ITEM 4 INFORMATION ON THE COMPANY

4A. History and Development of the Company

The Company

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

Since 1973 we have operated through Banco Itaú S.A. In 2005, we were the second largest private bank in Brazil, measured by assets, according to the 2006 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical.

Banco Itaú Holding Financeira S.A.'s majority ownership is held by Itaúsa - Investimentos Itaú S.A., or Itaúsa, a holding company also incorporated by the Egydio de Souza Aranha family.

Our agent for service in the United States is the General Manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

Recent Developments

Acquisition of BankBoston operations in Chile and Uruguay

Itaú Holding completed the acquisition, from Bank of America Corporation, of BankBoston operations in Chile and Uruguay on February 26, 2007 and March 23, 2007, respectively. For further information, see “Item 10C. Material Contracts.”

Capital Expenditures

See “Item 5B. Liquidity and Capital Resources - Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview - Selected Statistical Information” for additional information relating to our business.

4B. Business Overview

We were the second largest private bank in Brazil based on assets as of December 31, 2005, according to the 2006 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical, and the largest private bank in Brazil based on market capitalization as of December 31, 2006, according to the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA. Our four principal operations categories are banking (including retail banking through Banco Itaú, corporate banking through Itaú BBA and consumer credit to non-account holding customers through Itaucred), credit cards, asset management and insurance, private retirement plans and capitalization plans, a type of savings plan. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle-market companies and large corporations.

As of December 31, 2006 (except as otherwise indicated), we also had the following positions in the Brazilian financial services sector:

•	second largest insurance group based on written premiums, excluding health insurance, according to SUSEP,

•	largest private manager of pension fund assets based on assets under management, according to ANBID,

•	largest manager of private bank client assets, according to ANBID,

•	largest mutual fund manager based on assets under management, according to ANBID,

•	largest leasing company in terms of present value of lease operations, according to ABEL, and

•	largest provider of securities services to third parties, according to ANBID.

In addition, the brand name “Itaú” was rated the most valuable brand name in the country by Interbrand in 2005, a consulting company specialized in the value of business brands worldwide (the study was not conducted in 2006). We were recognized as the most well regarded company in Brazil by TNS InterScience and Revista Carta Capital, a Brazilian business magazine, in the retail and private pension segment. Itaú Holding was also recognized as the best Brazilian bank by Euromoney magazine and the most sustainable and ethical bank in Latin America by Latin Finance/Management & Excellence magazine.

Our Ownership Structure

Itaú Holding is a financial holding company controlled by Itaúsa - Investimentos Itaú S.A., which controls one of the largest private business groups in Brazil, was placed fourth in terms of net income and stockholders’ equity, according to the 2006 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns directly 85.3% of our common stock. See “Item 7A. Major Shareholders.” Itaúsa holds equity interests in several companies active in the financial and real estate sectors, as well as the lumber, ceramic, chemical and electronics industries. The total annual revenues of Itaúsa were R$ 51,673 million in 2006, R$ 39,468 million in 2005 and R$ 33,775 million in 2004. Its major companies in terms of revenues are Itaú Holding and its subsidiaries operating in the financial and insurance areas, Duratex S.A. in the wood and ceramics industry, Itautec S.A. in the electronics sector, Elekeiroz S.A. in the chemical sector and Itaúsa Empreendimentos S.A., a small business in the real estate sector. The Egydio de Souza Aranha family beneficially owns 60.7% of the common shares and 17.2% of the preferred shares of Itaúsa. The common and preferred shares of Itaúsa are traded on the BOVESPA.

Our Competitive Strengths

Our main competitive strengths are our extensive branch network in key economic areas, our ability to historically maintain high return levels to our stockholders, our strong vehicle financing activities, our strong presence in the corporate segment and our focus on cost control.

Large Branch Network in Geographic Areas of Higher Economic Activity Levels

Our nationwide branch network is strategically concentrated in Southeast Brazil, the country’s wealthiest region, accounting for more than 55.0% of the Brazilian GDP in 2006. By year-end 2006, Itaú had a wide branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and São Paulo (representing, in the aggregate, approximately 85.0% of total branches). As of December 31, 2006, Itaú’s branch network represented 14.0% of all Brazilian branches, including state-owned banks.

In Argentina, Itaú’s network is concentrated on the Buenos Aires region which, from an economic point of view, is the most important in that country. The branch networks of the recent acquisitions in Chile and Uruguay are concentrated on the most relevant economic areas of these countries, in particular Santiago and Montevideo, respectively.

Ability to maintain high return levels under different scenarios

Over the few past decades, Itaú has been able to improve its capacity of generating value to its stockholders under different economic scenarios. Although Brazil underwent significant macroeconomic changes, Itaú managed to follow a steady operating growth path, to expand its market share, to increase its total assets, capital base and return on operations. The average annual market capitalization of Itaú shares, compared to the BOVESPA index (Ibovespa), testifies to this. In 2006, Itaú shares appreciated by 24.4%, while Ibovespa appreciated by 21.3%. Considering the five past years, returns earned by Itaú investors are even higher, reaching 44.2% on average, compared to 31.91% per year for Ibovespa. Furthermore, total assets have shown consistent growth, increasing from R$72.2 billion in 2001 to R$192.7 billion in 2006, which proved the strength of the investment and growth policy adopted in this period.

Strong Vehicle Financing Activity

Banco Itaú is currently the market leader in vehicle financing transactions, with an approximate 23.3% market share and a vehicle financing and leasing portfolio around R$19.8 billion. Those transactions take place over three different channels of distribution: multi-brand dealerships with more than 11 thousand certified points of sale; dealerships with more than 1,000 registered points; heavy vehicles with more than 400 certified places that sell trucks. Besides, Itaucred Veículos has efficient automated processes that enable remote assistance to all its customers, thus providing safety and comfort. It is also worth noting our strong credit analysis where 40% of the responses are instantly obtained while it takes another 30 minutes for the remaining ones.

Strong Presence in the Corporate Segment

Our interest in Itaú BBA since 2003 strengthened our presence in the corporate segment, as well as the activities of investment banking in specialized areas, with capacities to provide our customers with the required support in merger, acquisition, association and joint venture transactions, thus enhancing Itaú BBA’s activities as investment bank. Itaú BBA plays an active and important role in public and private, primary and secondary equity offerings. In 2006, our activities in this connection represented 26% of the total public offerings in the country, totaling R$7.3 billion. In addition, Itaú was ranked the first investment bank in the ANBID rankings for origination of fixed-income transactions and investment funds in credit rights (FIDC) because of its offerings of commercial papers, Eurobonds, fixed and variable rate notes, promissory notes, debentures and securitization of receivables. We are also able to provide to our customers high quality services in mergers and acquisitions as well as in association and joint venture transactions, thereby enhancing our investment banking services.

Focus on Cost Control

Over the past few years, we have enhanced our focus on streamlining and controlling administrative costs. We have accomplished significant cost reductions as a result of companywide efforts to review and redesign processes, and consistently invest in technology tools, bearing in mind the user-friendliness to our customers of our systems and the increased cost control for the Bank. The growth of self-service transactions through the internet and other means shows the positive results of our focus on cost control. In 2001, self-service transactions, which the customers make transactions without bank employees’ help, accounted for approximately 75.5% and currently represent 86.4% of all transactions carried out. This trend is also confirmed by the vehicle financing and leasing proposals, of which 99.0% are currently captured and processed through the internet. A further indicator of the focus on cost control is the improvement of the efficiency ratio by 20.6% in December 2006 compared to the same period of 2001, from 72.5% to 51.0%. Also, we believe that our constant pursuit of excellence in processes and cost control has generated value to our stockholders and contributed to strengthen our competitive position.

Our Strategy

Expand Our Customers’ Base

We believe that the banking industry in Brazil has a significant growth potential because of the relatively small portion of the Brazilian population that has access to banking services. We intend to take advantange of this growth opportunity by expanding our branch network which, over the past five years, went from 2,259 to 2,603 branches, representing 13.0% and 14.0% of all Brazilian branches, respectively. Also, we intend to expand our customers’ base by enhancing our banking services to the lower-income population. We opened 184 new points of sale of the Taií stores in 2006, which increased our customers’ base in more than 2.3 million new customers. We also seek to continue taking advantage of, and enhancing our focus on, public employees and private sector employees whose salaries are deposited with our institution, improving our relationships with these customers by cross-selling new products and offering additional services to them. In addition, we believe that the expansion of our activities in Argentina, Chile and Uruguay will help to expand our current customers’ base.

Expand Our Credit Portfolio

Over the past few years, we have focused on opportunities arising from the increased demand of credit in Brazil, evidenced by the credit/GDP ratio, which went from 26.7% in 2001 to 34.3% in 2006, although still below countries, such as Chile and Germany, where this ratio stands at 86.0% and 164.0%, respectively. We intend to profit from the increased demand for credit in Brazil. To this end, we will seek to continue to significantly increase the volume of funds allocated to loans and financing transactions, while investing in the development of new credit products and improving portfolio management tools to steadily improve our risk profile. As a result of this strategy, credit transactions as a percentage of total assets increased considerably, from 35.9% in 2001 to 42.3% in 2006, reflecting our market share, which grew by 3.5% over the past five years and by 1.8% in 2006 only. Itaú has a share of 16.1% in loans to individuals, especially on vehicle financing and personal credit transactions.

In the credit card segment, with the increased interest in Credicard, we amplified the strength to compete in the non account holder market, increasing our market share, in 2006, to 23.5% considering the total credit card base.

We believe that the home mortgage credit market in Brazil will develop significantly in the medium term. Home purchase financing transactions currently correspond to approximately 2.2% of the GDP, a small share when compared to countries such as Spain (44.0%), Chile (17.0%) and Mexico (11.0%). We intend to benefit from the expertise of the Chilean branches that we acquired from BankBoston to improve our operations and knowledge in this area given the fact that Chile is more developed than Brazil in home mortgage credits.

Offer New Products and Services

Our core business is retail banking and we seek to be focused on our clients’ needs and preferences, thereby increasing the number of new products and services offered to our customers. We increased the average number of products sold to individual retail customers from 3.7 to 5.1 during the period between 1997 and 2006. In addition, we believe that we can profit from cross-selling opportunities in our customers’ base, particularly in the base composed of account holder customers from companies that we acquired in recent years through strategic alliances.

Grow by Acquisitions and Strategic Alliances

One of the major elements of our growth strategy is the acquisition of banks, financial companies, insurance companies, mutual funds and asset portfolios in Brazil and abroad. We consistently monitor opportunities in the market. Over the past few years, we carried out a number of acquisitions of banks and financial companies, in particular the acquisition of BankBoston operations in Brazil, Chile and Uruguay, in 2006 and 2007. In addition, the acquisition of banks and customer portfolios contributed to the 222.2% growth in the volume of assets under our management, from R$55.8 billion in December 2001 to R$179.8 billion in December 2006. We also formed various strategic partnerships in order to improve the access to new markets and reach new customers, notably Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI). All these transactions were carried out with the purpose of enhancing our position in certain markets.

In our acquisition strategy, we focus on the potential that the strategic alliance has to generate value to our stockholders. We believe that we have gained experience and knowledge to adequately assess a potential acquisition, make the decision of acquiring the target or not, and effectively integrating it into our operations. We expect that acquisition opportunities will continue to emerge, both in Brazil and abroad, and we believe that our experience and knowledge will be key to our successful implementation of this strategy.

Expand Our Activities in Argentina, Chile and Uruguay

With the recent acquisitions of BankBoston operations in Chile and Uruguay, we have expanded our international footprint and intensified our activities in the Southern Cone. Itaú has been active in the Argentine market since it opened a branch in that country in the late 1970’s. This position was subsequently strengthened by the organization of Banco Itaú Argentina in the mid-1990’s and the acquisition of Banco del Buen Ayre in 1998, and later by the formation of Banco Itaú Buen Ayre, which today has 79 branches in Buenos Aires and in other Argentine cities. Given the expansion of our presence in Southern Cone, we intend to continue to take advantage of opportunities arising from the increasing integration of Latin-american economies, as well as the increased offer of financial products and services to customers in new markets.

Expand Our Activities in the Insurance, Private Retirement Plans and Capitalization Areas

In recent years, we have intensified our activities in the fast-growing areas of insurance, private retirement plans and capitalization. We intend to continue taking advantage of this growth trend in the future. Private retirement products, in particular VGBL and PGBL (retirement plans), showed a significant growth of 1,090.7% in the past five years. Liabilities for future policy benefits and balances under investment contracts grew from R$ 1,355 million in 2001 to R$ 16,134 million in 2006. In addition, in August 2006, Itaú and XL Capital Ltd. formed Itaú XL Seguros Corporativos to engage in high-risk commercial and insurance businesses in Brazil.

Operations

The following table presents revenue in U.S. GAAP from each of our three business areas for each of the years ended December 31, 2006, 2005 and 2004:

(in millions of R$)
	2006	2005	2004
Banco Itaú (1)	18,058	13,766	10,859
Interest income from loans and leases	12,903	9,080	7,050
Fee and commission income	5,155	4,686	3,809
Itaú BBA	1,941	1,812	1,352
Interest income from loans and leases	1,664	1,656	1,241
Fee and commission income	277	156	111
Itaucred	6,020	4,131	2,084
Interest income from loans and leases	4,715	3,268	1,661
Fee and commission income	1,305	863	423

(1) Including retail for all years presented. Information for the years ended December 31, 2006, 2005 and 2004 includes revenues from corporate banking activities which have not yet been transferred to Itaú BBA.

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

(in millions of R$)
	2006	2005	2004
Interest income	28,023	21,237	16,434
Brazil	26,949	20,469	15,718
Abroad	1,074	768	716
Fee and commission income	6,737	5,705	4,343
Brazil	6,642	5,635	4,276
Abroad	95	70	67
Insurance premiums, income on private retirement plans and on capitalization plans	3,479	2,681	2,445
Brazil	3,479	2,681	2,445
Abroad	-	-	-

The following table presents revenues abroad by business categories for each of the years ended December 31, 2006, 2005 and 2004:

(in millions of R$)
	2006	2005	2004
Itaú - Banking	683	461	437
Argentina	159	126	129
Other companies abroad (1)	523	335	308
Itaú BBA	475	366	346
Other companies abroad (1)	475	366	346
Itaú - Credit Card	11	11	-
Argentina	11	11	-

(1) Includes Banco Itaubank S.A. - Nassau Branch and Líbero Trading International Ltd. (Cayman); Banco Itaú S.A. - Grand Cayman, New York and Tokyo Branches; Banco Itaú Holding Financeira S. A. - Grand Cayman Branch, Peroba Ltd. and Banco Itaú-BBA S.A. - Nassau Branch, Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e Serviços, Lda (dissolved on 08/31/2006).

Banco Itaú Holding Financeira S.A.

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporations. We provide these services on an integrated basis through Itaú, Itaú BBA and Itaucred.

Within banking operations, we have created three segments comprising seven separate areas, each of which specializes in a different type of customer. These areas are:

•	Retail Banking (through Itaú) comprising:

•	Retail banking (individuals and very small businesses)

•	Personnalité (high income personal banking)

•	Private bank (wealthy individuals)

•	Small business banking (UPJ, or Unidade de Pessoa Jurídica)

•	Middle-market banking (medium-sized businesses)

•	Corporate and investment banking, through Itaú BBA

•	Itaucred (consumer credit to non-account holding customers)

These focused areas enable us to provide our customers with more personalized banking products and services, which we believe allow us to compete more effectively for customers in each of these areas.

Banco Itaú S.A.

Itaú provides services mainly in the following areas:

•	Retail banking

•	Public sector

•	Personnalité

•	Private bank

•	Small business banking

•	Middle-market banking

•	Credit cards

•	Asset management

•	Institutional

•	Securities services for third parties

•	Brokerage

•	Insurance, private retirement and capitalization products

Retail Banking

Our core business is retail banking, which mainly serves individuals and, to a lesser extent, very small business customers.

Our retail business is a key source of funding and a significant interest and fee income generator for Itaú. Through our extensive distribution network, our retail banking unit provided services to more than 12.9 million customers as of December 31, 2006. Our margins from these operations are typically higher than from middle-market, corporate services and credit operations.

We classify retail customers in the following manner:

•	Individual customers (who are sub-classified on the basis of a relationship scoring system);

•	Customers with account managers (who have an annual income above R$ 38,400 and less than R$ 60,000); and

•	Very small business customers (annual sales below R$ 500,000).

We seek to be customer-focused in our retail business, as our retail customers represent potential users of all of our banking products and services. We engage in promotional activities through which we offer specific new products and services to existing customers who we believe would benefit from these products, given their profile. We can also use this information to determine what marketing and distribution channels are likely to be most effective. We use our retail system as a comprehensive distribution channel for all our products and services. Thus, unlike some of our competitors, we offer credit cards, property and casualty and life insurance, automobile financing, private retirement plans, asset management and capitalization plans in our branches through the same employees who provide services to a customer to meet his/her traditional banking needs.

The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float,” the income earned by banks on non-interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. At the same time, low inflation allowed for more consumer and personal borrowing. As a result, our fee income as a percentage of our administrative costs increased from approximately 61.2% to 67.6% during the period from December 31, 2003 to December 31, 2006.

Approximately 6% of our retail credit to individuals consists of overdrafts on checking accounts on which the spread we earn is higher than the average rate on our loan portfolio. We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not secured. In addition, we extend consumer credit loans for the purchase of motor vehicles. We generally require that these loans be secured by the financed vehicle. Our secured and unsecured personal loans have maturities ranging from 12 to 18 months for loans for consumer purchases, and our consumer credit loans for the purchase of motor vehicles have maturities ranging from 24 to 60 months. Our loans to individuals as of December 31, 2006 totaled approximately R$ 43 billion, or approximately 52% of our total loan portfolio.

Very Small Business Customers

At the end 2005, we set up 150 units in the city of São Paulo to provide specialized service to companies with yearly sales of up to R$ 500,000. In 2006, this service was expanded to over 80 locations throughout the interior of the state of São Paulo, followed by 94 additional branches in the state of Rio de Janeiro.

The managers of these units are trained to offer specially tailored solutions and provide detailed advice on all products and services to consumer customers as well as to micro and small companies. Through this relationship, we seek to leverage this area’s largely unexplored business potential, by better meeting the needs of these companies and their owners, particularly with respect to management of cash flow and credit facilities.

By the end of 2006, 470 managers had handled about 170,000 customers at these units. For 2007, we plan to expand into the states of Minas Gerais and Paraná, bringing the total to 690 managers and the number of customers served to up to 50,000.

Public Sector

Banco Itaú’s public sector business has a structure dedicated exclusively to all areas of the public sector, including federal, state and municipal levels of the Executive, Legislative and Judicial branches, particularly in the states where we purchased previously state-owned banks. To service this segment, the Bank uses platforms that act separately from the retail branch environment, offering exclusive teams of specially trained managers, who offer customized solutions in tax collection, exchange services, administration of public agency assets, payments to suppliers and payroll for civil servants.

This structure ensures significant amounts of business in this segment, particularly in those states where Itaú acquired privatized, previously state-owned financial institutions. At the end of 2006, Itaú was handling about 1.7 million civil servants.

In 2006, we implemented initiatives that strengthened our strategy of sustainable growth, based on generating and maintaining customer loyalty by offering a complete set of financial products and services to customers of the public sector through the convenience of the Itaú service network.

Itaú Personnalité

We were one of the pioneers in the Brazilian banking industry to provide a personalized relationship to high-income individuals - those who earn more than R$ 5,000 per month and have investments in excess of R$ 50,000. Since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

Personnalité’s value proposition consist in offering (1) an advisory service by the Personnalité managers, who understand the specific needs of these customers, and (2) a large portfolio of exclusive products and services, which are available through a dedicated network located in the main Brazilian cities, that is composed of exclusive and sophisticated branches. Our Personnalité customers also have the use of Itaú’s network branches and Itaú ATMs throughout the country.

Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment. In 2006, due to the acquisition of the BankBoston operations in Brazil by Itaú Holding, Personnalité consolidated its leadership in the high-income individuals market.

Through an exclusive network of 159 branches, Personnalité’s customers’ base reached 403,000 in December 2006, representing R$ 49.2 billion in assets under management, deposits and other accounts.

Private Bank

Itaú Private Bank is a leading Brazilian bank in the private banking industry, providing financial advisory services for 6,424 customers. Our 179 employees are focused in offering financial consulting services to customers with at least US$ 1,000,000 in assets available for investment. In addition, our customers have available a full range of traditional banking products and services.

Financial advisory services are provided by teams of private bankers, supported by product specialists, who recommend the most appropriate solutions for each individual risk profile. Main local market products include time deposits, mutual funds, treasury products and brokerage. We serve our customers’ needs for offshore products through an independent bank, Banco Itaú Europa Luxembourg, which operations are fully dedicated to international private banking.

We usually manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each customer. Portfolios may include mutual funds managed by other financial institutions in a totally open architecture structure. Fees earned from our private banking customers are, in most cases, based on assets under management.

As of December 31, 2006, our private banking activity both in Brazil and offshore had assets under management amounting to approximately US$ 15.5 billion, including US$ 3.2 billion booked at Banco Itaú Europa Luxembourg.

According to Euromoney magazine, for the third consecutive year, Itaú Private Bank is the only Brazilian bank ranked among the five best private banks offering services and products to Brazilians. In a yearly survey prepared by Euromoney magazine with 100 institutions, Itaú Private Bank improved its rank from the fourth position in 2005 to the third position in 2006 and was ranked in 2007 as number one in private bank services in Brazil.

Small Business Banking

Our relationship with small business customers has had a specific structure since 2001. We offer 218 units located nationwide, and 792 managers who look after about 135,000 companies with yearly sales of R$500,000 to R$10 million. In 2007, we plan to have 1,000 managers taking care of over 150,000 small business customers.

All our managers are certified by ANBID, and throughout the year they receive training to improve their knowledge, allowing them to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and in particular rates, which are tailored to their needs.

In 2006, all new customer account openings underwent a stringent analysis procedure. We implemented policy improvements to approve loans and repossess collaterals, allowing us to become even more efficient in these two important aspects of the business.

Loans to small businesses as of December 31, 2006 totaled R$2.8 billion, or approximately 3% of our total loan portfolio.

Middle-Market Banking

This area, which we call Itaú Empresas, maintains our day-to-day relationships with approximately 34,500 middle-market corporate customers that represent a broad segment of Brazilian companies. Our middle-market customers generally are companies with annual revenues above R$ 10 million. We offer our middle-market customers collection services and electronic payment services. We are able to provide these services with a very high level of efficiency for virtually any kind of payment, including Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also conduct financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. Itaú Empresas has nearly 400 account officers. These officers work from one of the approximately 80 specialized offices of Itaú Empresas located at key office branches.

Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term. Our spreads on middle-market loans tend to be higher than the margins on our loans to corporate customers. Loans to middle-market customers totaled approximately R$ 8.6 billion as of December 31, 2006.

Synergies with BankBoston

By acquiring BankBoston operations in Brazil, Itaú gained 89 specialized offices to provide services to small and middle-market corporate customers. The integration of BankBoston operations and teams into Itaú’s business brings continuity to the quality standards of serving corporate customers and expands Itaú’s business in the middle-market in a consistent and sustained manner.

Because of the small overlapping among customers of both institutions, Itaú has a prominent position in the middle-market segment. Nearly 14 thousand BankBoston customers joined Itaú, which maintained differentiated services and treatment combined with extensive office branches network, quality, products and services. This acquisition added approximately R$ 4.5 billion in loan portfolio to Itaú’s corporate customers.

Credit Cards

As of December 31, 2006, we had issued approximately 13.4 million cards of both MasterCard and Visa brands, including those originally issued by Credicard and transferred to us during 2006 and BankBoston, representing 17% of the Brazilian credit card market in terms of number of cards issued. For the year ended December 31, 2006, the total volume of transactions was R$ 32.3 billion, 24% of the billings market share according to the Brazilian Association of Services and Credit Cards Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS. Approximately R$ 21.5 billion of this volume of transactions and 8.8 million cards derived from Itaú’s checking account holders.

One of our main strategies in the credit card business used to be cross-selling credit cards to our account holding customers. Accordingly, the first step was to target individuals as account holding customers, and then offer credit cards as one of our banking products. Currently, Banco Itaú intends to expand its operations among non-account holding customers, taking advantage of the expertise acquired by Credicard.

Asset Management

In 2006, after the acquisition of BankBoston operations in Brazil, we became the largest mutual fund manager among private-sector banks in Brazil, based on assets under management, according to ANBID. As of December 31, 2006, we had total net assets under management of R$ 179.7 billion on behalf of approximately 1.9 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBID, as of December 31, 2006 we were the largest manager of private bank client assets and the largest private manager of pension fund assets in Brazil, based on assets under management. As of December 31, 2006, we had R$ 87.9 billion of net portfolio assets under management for pensions, corporations and private bank customers.

Our fees are based on the average net asset value of the funds, which we calculate on a daily basis. Fees generally average approximately 3.2% per year for retail customer-targeted funds and 0.2% to 0.4% per year for corporate customer-targeted funds. Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

We offer and manage 799 mutual funds (including funds acquired from BankBoston in Brazil), which are mostly fixed-income and money market funds. For individual customers, we offer 34 funds to our retail customers and 79 funds to our Itaú Personnalité customers. Private banking customers may invest in over 136 funds, including those offered by other institutions. Itaú capital markets area also provides tailor made mutual funds to institutional, corporate and private banking customers.

In December 2006, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its AM1 (bra) rating (the highest rating granted to an asset manager) for our asset management area. We have been at the top rating category since July 2003.

Institutional

At the end of 2006, the mutual fund Itaú Excelência Social - FIES - has awarded twelve non-governmental organizations focused on the development of educational projects.

FIES was launched in 2004 with the objective to offer an investment alternative in a mutual fund while meeting ethical and social purposes. Ethics is a key element on the selection of the companies of the portfolio, following protection principles of social responsibility: corporate governance, social practices and environment protection. In addition, 50% of the fund’s management fee is directed to social projects selected by the consulting council of the fund. The industry figures of December 2006 show that FIES is leader in its category in the local market, with a market share of 48.9%. FIES offers to its investors an optimal combination of remarkable returns with a Social Commitment.

Securities Services for Third Parties

We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2006, we were ranked the top provider of securities services to third parties by ANBID. The market value of securities services as of December 31, 2006 was approximately R$ 1.4 trillion. As of the same date, we acted as transfer agent for 480 Brazilian companies, which represented a market share of approximately 70%. We were also the registered holder of debentures for 143 companies.

Our broad range of products relates to both domestic and international custody. Our products include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, and providing trustee services, non-resident investor services, and acting as custodian for depositary receipt programs.

Our processing system and specialized staff of 505 employees administers more than 7,000 portfolios for mutual funds, institutional investors and private portfolios and approximately 7 million investor accounts of mutual funds and companies as transfer agent.

Since June 2001, we have had a collaboration agreement with State Street Corporation, one of the world’s leading specialists in serving institutional investors. The main purpose of this agreement is to jointly identify and pursue opportunities to expand institutional investment services to our customer bases. We are able to offer, among other services, global custody services to our Brazilian customers, and State Street Corporation is able to provide additional services to its international customers that have activities or interests in Brazil.

Brokerage

Itaú Corretora de Valores has been providing brokerage services since 1965, with operations on BOVESPA, and on the Brazilian Futures and Commodities Market (Bolsa de Mercadorias e Futuros), or BM&F.

Itaú Corretora has positioned itself as “the Brazilian specialist” with high quality research offering a wide range of financial products and displaying an extensive distribution capacity, covering from retail customers to domestic and foreign institutional investors.

We provide brokerage services for international customers through Itaú Securities Inc., our broker-dealer operations in New York, through Banco Itaú Europa London Branch and through our new broker dealer in Hong Kong, Itaú Asia Securities Limited.

Itaú Corretora’s highlights in 2006 are:

•	First place in the distribution of equity capital markets public offerings in the retail segment in 2006 (three consecutive years in the first place - BOVESPA 2004, 2005 and 2006 Awards);

•	First place in the ANBID ranking for the distribution of domestic fixed-income products in the Brazilian capital markets, with a total volume of R$ 5.6 billion and a market share of 19%;

•	First place in the ANBID ranking for the distribution of asset-backed receivables with a total volume of R$1.1 billion and a market share of 43%;

•	Participated in the distribution of four international issues by the Brazilian Treasury where Banco Itaú Europa acted as co-manager;

•
Participated in the distribution of eleven equity public offerings coordinated by Itaú BBA. The group was ranked number three in the ANBID ranking for the distribution of equity in the Brazilian capital markets with 9.3% market share;

•	Fourth place in the Institutional Investor’s “The 2006 All-Brazil Research Team”;

•	Third place in the BOVESPA trading volume in 2006 among the Research Brokers;

•	First place in the BM&F trading volume in 2006 among the brokers controlled by large commercial banks in Brazil.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2006, we were the second largest insurance group in Brazil, based on written premiums, excluding health insurance, according to SUSEP. As of December 31, 2006, our written premiums totaled approximately R$ 6.4 billion. In addition to our own insurance operations, we own 27.5% equity interest in AGF Brasil Seguros S.A., a general insurance company.

Itaú and XL Capital Ltd., one of the major insurance companies worlwide in the large risk segment, formed a new insurance company, Itaú XL Seguros Corporativos S.A., or Itaú XL, which will operate in the large risk commercial and industrial insurance markets in Brazil.

Our main lines of insurance are life (including VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan providing annuity benefits; see “Private Retirement Plans”), automobile, property and casualty, which accounted for 67%, 15% and 7%, respectively, of written premiums as of December 31, 2006. Our policies are sold through our banking operations (69% of total premiums as of December 31, 2006), or through independent local brokers (16% of total premiums as of December 31, 2006), multinational brokers (10% of total premiums as of December 31, 2006) and other channels (5% of total premiums as of December 31, 2006). We also retain a minor residual portfolio of health insurance policies.

We reinsure a portion of the risks we underwrite, particularly large property and casualty risks that exceed the retention limits chosen by us within the limits of the regulations. Risks that exceed the retention limit must be ceded to IRB Brazil Reinsurances (IRB Brasil Resseguros S.A.), or IRB, a federally controlled entity that has the monopoly of the Brazilian reinsurance market. We also buy portfolio protection from IRB.

The strategies to increase our level of penetration in the Brazilian insurance market depend on the segments we operate. In the large risk segment, we intend to enhance our market share through independent local brokers and through multinational brokerage firms. In personal lines and small and medium companies segments, we focus on bancassurance operations to increase our market penetration. In life and homeowners, bancassurance currently accounts for 89.8% and 3.0% of total premiums respectively. We are working on improving bancassurance operations in automobile and property & casualty for small and medium companies. The Customer Relationship Management implemented several advances and the development of specific products for different segments allow the more efficient use of each marketing channel (Itaú branches, telemarketing, internet, ATMs and bank teller terminals) and have been reducing the number of policy cancellations, which represent cost savings for us.

Private Retirement Plans

In 2006, balances under investment contracts and liabilities for future policy benefits totaled R$ 16.1 billion, an increase of 35.1% compared to 2005.

In 2006, Itaú’s reserves in corporate plans grew 21.8%, while the market as a whole grew 14.1%, according to the National Association of Private Retirement Plans (Associação Nacional da Previdência Privada), or ANAPP. Itaú’s assets in these plans were R$ 1.8 billion in December 2006.

At the end of 2006, we were the second largest private retirement plan manager in Brazil based on total assets, according to ANAPP. As of December 31, 2006, we had R$ 16.3 billion in assets related to our private retirement liabilities, an increase of 34.8% as compared to 2005. We concentrate our activities on managing open private retirement plans, which are undergoing a public pension plan reform and experiencing strong growth.

Capitalization Products

Capitalization products are savings account products generally requiring that a customer deposit a fixed sum with us, to be returned at the end of an agreed upon term, with interest accrued. In return, the customer enters into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2006, we had approximately 4.6 million capitalization plans outstanding with assets of R$ 1.1 billion. We distribute these products through our network of retail, Personnalité office branches, electronic channels and ATMs. These products are sold by our subsidiary Cia. Itaú de Capitalização. During 2006, approximately R$ 795.4 million were sold. We distributed over R$ 25.1 million in money prizes to 810 customers in 2006.

Banco Itaú BBA

Banco Itaú BBA operates in corporate and investment banking and provides a complete range of products and services for approximately 1,100 corporate customers. Its highly experienced team maintains a close relationship with these customers, offering tailored solutions for each one.

In 2006, Banco Itaú BBA continued to pursue excellence through the following actions: (1) focus on sustainability and leadership in its investment banking activities; (2) intensification of international activities, particularly through growth in the large corporations segment in Argentina; (3) growth in structured and derivatives transactions, and (4) ongoing development of cash management products and services.

The acquisition of BankBoston’s corporate activities during 2006, transferred to Banco Itaú BBA’s management: (1) R$ 3.7 billion in loans and guarantees and (2) a portfolio of cash management, foreign exchange and other services and products offered by Banco Itaú BBA to large corporations.

Investment Banking

In 2006, Banco Itaú BBA participated in debenture and promissory note transactions totaling R$ 24.2 billion, plus R$ 1.7 billion in credit receivables funds (Fundos de Investimento em Direitos Creditórios), or FIDCs. In the ANBID ranking, which covers transactions up to December 2006, Banco Itaú BBA was placed first in both fixed-income origination and FIDCs, with a market share of 19% and 43%, respectively.

In equity offerings, Banco Itaú BBA was coordinator and bookrunner in seven initial public offerings totaling R$ 3.9 billion, and in four secondary offerings totaling R$ 3.4 billion. These represented 26% of all public offerings undertaken in 2006, placing Itaú BBA among the three most active institutions in the equity market, based on ANBID rankings.

According to Thomson Financial, Banco Itaú BBA ranked second in mergers and acquisitions in 2006, with 19 transactions totaling R$ 13.7 billion. Crowning these and other activities in the investment banking field, Itaú BBA was elected by the influential Latin Finance as the Best Investment Banking in Brazil.

Corporate Banking

Domestic loans grew 12.6% in 2006, which includes the acquisition of BankBoston’s corporate portfolio. This growth is even more relevant considering that the corporate segment sought after new financing alternatives through capital markets.

The average size of derivatives transactions rose 80% in 2006, primarily as a result of demand for hedging from exporters wishing to neutralize the impact of the appreciation trend of the real, and because of the offering of an increased variety of derivatives.

Banco Itaú BBA makes continuous investments to develop its cash management services by combining technological innovation with customized solutions for its customers. Receipts and payments rose about 30% in 2006, placing Banco Itaú BBA as one of the leaders in this sector.

Internationally, Banco Itaú BBA focused on the following product lines and initiatives: (1) foreign exchange transactions exceeded US$ 21 billion in volume, an increase of 75% in 2006 compared to 2005; (2) structuring of long-term bilateral or syndicated financing; and (3) systems improvement to better meet customer needs and, consequently, increase businesses volume.

Banco Itaú BBA continued to provide a large number of credit lines for foreign trade, while keeping funding costs at low rates. Banco Itaú BBA and Itaú closed the year with approximately US$ 2 billion in lines withdrawn from correspondent banks.

As from November 1, 2006, Itaú BBA took a new step in its international expansion. Through Banco Itaú Buen Ayre, strengthened its activities in the wholesale market in Argentina, seeking excellence in dealing with corporate customers in that market.

Finally, Banco Itaú BBA was active in BNDES on-lending to finance large-scale projects, aiming at strengthening domestic infrastructure and increasing the productive capacity of various industrial sectors. In consolidated terms, total loans granted under BNDES on-lending represented more than R$ 1.5 billion in 2006.

The on-lending financing is compliant with the guidelines established by the Equator Principles, a set of socio-environmental policies that Banco Itaú and Banco Itaú BBA adopted in 2004.

International Operations

In May 2006, Banco Itaú Holding Financeira S.A. entered into an acquisition agreement with Bank of America Corporation, or BAC, pursuant to which Itaú Holding obtained the exclusive rights to negotiate the acquisition of BAC operations in Brazil, Chile, Uruguay, as well as other certain financial assets.

As a result of these acquisitions, Itaú has expanded its operations in the foreign market. A brief description of the main activities of each international operation follows.

Banco Itaú Buen Ayre

The core business of Banco Itaú Buen Ayre is retail banking, with approximately 178,000 active customers in the Argentine middle and upper-income segment as of December 31, 2006. As of December 31, 2006, according to accounting practices adopted in Brazil, Banco Itaú Buen Ayre had assets of R$ 1,442 million, loan and leasing operations of R$ 815 million, deposits totaling R$ 1,130 million, and stockholders’ equity of R$ 218 million. As of that date Banco Itaú Buen Ayre had one of the largest branch networks in the Buenos Aires metropolitan area, consisting of 79 branches; one of the largest ATM networks in Argentina, consisting of 202 ATMs; and 29 customer site branches. Banco Itaú Buen Ayre is significantly concentrated in the Buenos Aires metropolitan area. As part of an expansion plan, the Central Bank of Argentina granted the installation of three new branches in strategic cities in the country, one of them, the one located in the city of Tucumán, is already operative, the other two branches, one in the city of Salta and the other one in Neuquen, a very important city in the Patagonia Region, will be opened in the coming months.

During the first quarter of 2005, Banco Itaú Buen Ayre, through its investment advisor, Itaú Asset Management, expanded its role in the mutual funds market by purchasing Rembrandt Funds from ABN Amro Argentina. As of December 31, 2006, Itaú Asset Management constituted 11.02% of the mutual funds market, ranking third as measured by volume, with US$ 673 million under management. We expect this business to continue expanding.

Since the beginning of the year, Banco Itaú Buen Ayre has developed new services for VIP customers referred by the Merchant Bank Argentina (MBA) and the business volume in this segment is growing as expected. Additionally, the corporate banking line of business is already managed by the Banco Itaú BBA team, which is qualified to run the daily business and to expand it according to the plan.

Finally, the strategic planning team of Banco Itaú Buen Ayre developed a plan in collaboration with McKinsey, for the expansion of the retail banking and the small-mid cap corporate banking to start up during 2007. The main goal of this plan is to place Banco Itaú Buen Ayre among the most efficient banks in the financial industry in Argentina.

Banco Itaú Europa

Banco Itaú Europa is controlled by our controlling shareholder, Itaúsa. Banco Itaú Europa S.A. is a Portuguese-chartered bank that focuses on foreign trade financing and direct investments between Brazil and Europe. Its subsidiary, Banco Itaú Europa Luxembourg S.A., provides offshore private banking businesses to our Brazilian customer base. All of our transactions with Itaú Europa are on an arm’s length basis.

Banco Itaú Chile

As a result of its acquisition by Itaú Holding, as of February 26, 2007, date of conclusion of the operation, the new name of BankBoston Chile became Banco Itaú Chile. Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business.

As of December 31, 2006, BankBoston Chile had assets of US$3.6 billion, loans and leases of US$2.5 billion, deposits of US$ 2.2 billion, and stockholder's equity of US$ 371 million. Up to that date BankBoston Chile had a 2.6% market share of loans and leases in the local market and was the fifth bank in firms of number of demand deposits accounts in the private sector, with 66,565 customers.

The retail segment targets the upper-income segment, which represents 15% of the total market (in number of households), but accounts for 63% of total revenues. As of December 31, 2006, BankBoston Chile had 51 branches, located mainly in Santiago (73%) and 33 ATMs.

Wholesale banking offers a wide range of products to improve customer’s experience by building a competitive advantage, based on service quality, products and processes for targeted customers (enterprises with annual revenues between US$ 2 million and US$ 100 million).

With respect to corporate and investment banking, the core segments are global Chilean corporations, specialized industries customers, multinationals and financial institutions. This line of business offers local and international corporate finance capabilities such as syndicated loans, private placements and securitizations. On the other hand, it provides trade financing and global treasury services complementing the marketing approach set by Banco Itaú Chile. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

BISA Holding is a legal entity belonging to Itaú investments in Chile. It is comprised of it mutual funds, recovery, securitizations and stock brokerage activities, which allow Banco Itaú Chile to offer additional products to its customers.

Banco Itaú Uruguay

As a result of its acquisition by Itaú Holding, as of March 23, 2007, date of conclusion of the operation, the new name of BankBoston Uruguay became Banco Itaú Uruguay. Banco Itaú Uruguay is today one of the leading financial institutions in Uruguay. Local operation also includes the main credit card issuer OCA.

BankBoston Uruguay has followed a universal commercial strategy, serving a broad diversity of customers through customer tailored-made banking solutions. As of December 31, 2006 BankBoston Uruguay totaled US$ 841 million in assets, ranking third as measured by assets volume among private banks. Funds under management totaled US$ 1,296 million, of which US$ 710 million are deposits and US$ 586 million are custodies, and stockholders’ equity totaled US$ 64 million.

The retail banking business is focused on personal and small business customers, with approximately 82,000 active customers as of December 31, 2006. The core branches network is located in the metropolitan area (14 in Montevideo and one in Punta del Este). Banco Itaú Uruguay has a leading position in the debit cards segment of private banks (19.5%) and a distinguished role as a credit card issuer (mainly Visa), and has a 16.3% market share. Retail products and services are concentrated on the middle and upper-income segments, and also include checking and savings accounts, payroll payment, self-service areas and ATMs in all branches’ network, phone and internet banking.

Wholesale banking division is focused on multinationals, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking unit is concentrated on a dedicated regional service (both resident and non-resident customers), through a full portfolio of local and international financial market products.

OCA is the main local credit card issuer in Uruguay, with approximately 50% market share as of December 31, 2006. Credit cards and consumer finance are the main products offered to OCA’s approximate 300,000 customers, through 20 branches network.

Other International Operations

These operations have the following objectives:

(1) Support our Brazilian customers in cross-border financial transactions and services:

The international operations area is active in providing our Brazilian customers a variety of financial products such as trade financing, loans from official credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets placements.

The following units provide customer services: Banco Itaú BBA S.A. Nassau Branch (corporate banking business), Banco Itaú S.A. New York Branch and Banco Itaú S.A. Grand Cayman Branch (concentrated on middle-market customers), Banco Itaú Buen Ayre S.A. (Argentina retail customers, international corporate banking and middle-market) and Banco Itaú S.A. Tokyo Branch (Brazilian retail customers living in Japan).

The Financial Service Agency in Japan granted a banking license to Banco Itaú on September 7, 2004, and the Tokyo Branch started its operations in October of the same year. On December 23, 2006, Itaú acquired the portfolio of customers and respective deposits of Banespa’s branch in Japan. The main purpose of Tokyo branch is to offer a portfolio of services and products that satisfy the basic banking needs of Brazilians living in Japan.

(2) Deal with proprietary portfolios and raise capital through the issuance of securities in the international market:

Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed out of Itaú’s Grand Cayman and New York branches, or Itaú Bank Ltd. - a banking subsidiary incorporated in the Cayman Islands, or Banco Itaú Holding Financeira’s Cayman Branch, or Banco Itaú BBA’s Nassau Branch. Itaú’s Cayman Branch has issued subordinated debt which is treated as Tier 2 capital (for a description of Tier 1 and Tier 2 capital, see “Regulation and Supervision - Regulation by the Central Bank - Capital Adequacy Requirements”).

The proprietary portfolios are held in Itaú Bank Ltd. (Cayman) and Banco Itaú S.A. These units also enhance Itaú’s ability to manage its international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Banco Itaú BBA S.A. Nassau Branch.

International operations enable the group to establish and monitor trade-related lines of credit from foreign banks, to maintain correspondent banking relationships with money centers and regional banks throughout the world and to oversee our other foreign currency raising activities.

(3) Participate in the international capital markets as dealers:

The group has international fixed-income desks in Brazil (Banco Itaú S.A.), New York (Itaú Securities Inc.), Lisbon and London (Banco Itaú Europa S.A.), Argentina (Banco Itaú Buen Ayre S.A.), and most recent Hong Kong (Itau Asia Securities Ltd.). Our international fixed-income team is active in trading and offering emerging markets securities. In line with the strategy to become a non-stop market dealer, the Hong Kong desk started its operation in October 2006.

(4) Have a presence in important financial markets through representative offices, such as Frankfurt (covering several countries in Europe).

In this context, in addition to the entities mentioned above, which were active in December 2006, the China Banking Regulatory Commission granted a license for Banco Itaú BBA on March 29, 2005 to open a Representative Office in Shanghai.

Trade Financing

For the year ended December 31, 2006, we financed approximately US$ 4.8 billion in trade transactions. Our trade financing activities focus on export, pre-export and import financing. Export and pre-export financing take the form of an advance to an exporter in reais against a foreign exchange contract entered into with us either before or after the shipment occurs. We also act as an intermediary between domestic exporters and foreign importers in advancing pre-export financing from the importer to the exporter. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding as of December 31, 2006 was approximately US$ 1.3 billion.

Our export financing to larger corporate customers is generally unsecured. We usually require smaller corporate customers to provide security, particularly for pre-export financing. Export financing is extended in reais and indexed to the U.S. dollar or the relevant foreign currency of the foreign exchange contract.

We conduct import financing by extending credit and by issuing letters of credit. As of December 31, 2006, Itaú had US$ 230 million in principal amount of import financing.

We are licensed by the Central Bank to trade in the foreign exchange markets. Our foreign exchange transactions are conducted subject to Central Bank limits on our overall daily position. These limits are intended to control the level of reais in the market and to limit foreign exchange speculation. In addition, we have internal credit limits on our foreign exchange contracts with other banks. For the year ended December 31, 2006, our total volume of foreign exchange transactions related to exports was approximately US$ 6.2 billion and our total volume of foreign exchange transactions related to imports was approximately US$ 6.1 billion.

Itaucred

Itaucred’s activities consist of transactions offered mainly to non-account holding customers. The creation of this segment was part of our core strategy of dividing our operations based on the specific needs of our several classes of customers. The operations of Itaucred consist of Taií’s operations, the association with CBD and LASA, the investments in Banco Fiat and Intercap, the increase of participation in Banco Credicard S.A. and payroll deduction loans.

The consumer credit segment includes:

•	Automobiles: financing marketed outside the branch network;

•	Credit cards: credit cards for non-account holders; and

•	Taií: offers credit to low-income population and payroll deduction loans.

Automobile Financing

As of December 31, 2006, our portfolio of automobile financing, vehicle leasing and consortium consisted of approximately 1,696,849 contracts, of which approximately 72% were non-account holding customers’ contracts. The portfolio of automobile financing and vehicle leasing grew 65% to R$ 18 billion in 2006 as compared to 2005, representing a market share of approximately 23%. This performance granted us market leadership in the segment.

The automobile financing sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers. According to ABEL, as of December 31, 2006 we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance automobiles through 14,400 dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are usually granted from 10 minutes to one hour, depending on the credit history of the customer. Approximately 40% of our credit approvals are made instantaneously due to the development of credit scoring models and pre-approval credit for regular business and Itaú customers.

In 2006, we consolidated the truck financing division nationwide. At this moment, this division responds for approximately 5% of our loan portfolio.

Credit Cards - Credicard

Credicard’s joint-venture between Itaú and Citibank terminated on April 30, 2006 and the assets, liabilities and credit card customers have been split between and transferred to Itaú or to Citibank, as the case may be on a 50%-50% basis, on the same date.

Credicard was the largest credit card issuer in Brazil, with 8.3 million credit cards issued as of December 31, 2005. After its split between Itaú (Credicard Itaú) and Citibank (Credicard Citi), Itaú has become the largest credit card issuer in Brazil as of December 31, 2006.

There was an organizational restructuring in Itaú’s Credit Card Division to create synergies in terms of cost and processes, so that the best practices of Itaucard and Credicard Itaú could be captured. Itaú is now tapping cross-selling opportunities of financial products and sales through different channels (as direct sales and direct mail).

The card base and transaction volume of Credicard Itaú as of December 31, 2006 corresponded to 4.6 million cards and R$14.2 billion, respectively.

Taií

Itaú’s consumer credit business has been developed to attract low-income consumers (Brazilian population with or without a bank account) and retail customers. The overall strategy is based on organic growth and a two-fold approach to strengthen customer franchise: proprietary network and joint-ventures with two major Brazilian retailers, Lojas Americanas S.A. and Companhia Brasileira de Distribuição. The Taií joint ventures comprise the operations of both FAI - Financeira Americanas Itaú and FIC - Financeira Itaú CBD, which are partnerships where Itaú holds 50% of the equity interest. Taií has a medium to long-term strategy based on a comprehensive coverage in terms of products/business segments and a single platform integrated to Itaú.

With less than three years of presence in the market, Taií has implemented the most widely spreaded sales network among financial companies in Brazil. The Taií sales force includes over 7,300 young employees and the company is the first employer for 90% of its employees.

Taií’s loan portfolio maintained its growth trend in 2006, totaling R$ 3,228 million. At the end of 2006, Taií had 5.8 million customers. This performance was driven by the following operations:

Financeira Itaú

Financeira Itaú, or FIT, Itaú´s proprietary network, continued to expand on a nationwide basis reaching 248 points-of-sale at the end of 2006, in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Espírito Santo, Bahia, Pernambuco, Goiás and Ceará. FIT launched two new products: personal loan under overdraft facilities and borrower insurance, which required extensive training for its 1,800 sales force. In 2007, Financeira Itaú will focus on consolidating current operations and increasing its product portfolio and customer base activation. The loan portfolio totaled R$285 million.

Financeira Itaú CBD

At the end of 2006, Financeira Itaú CBD, or FIC, had 339 points-of-sale at CBD network stores. The growth in FIC’s customer base arises from the offer of a large portfolio of products and services (personal loan under overdraft facilities, personal loan for low income customers, insurance, private label cards, and cobranded credit cards) at the business units located at Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas stores. These products generated a portfolio of R$ 867 million.

Financeira Americanas Itaú

Financeira Americanas Itaú, or FAI, consolidated its presence at Lojas Americanas points-of-sale through the offer of personal loans under overdraft facilities, personal loans for low income customers, insurance, private label cards and cobranded credit cards at 247 points-of-sale, of which 237 are located at Lojas Americanas premises and 10 are independent stores. FAI’s goals for 2007 are to expand its market share by diversifying its product portfolio and increasing its customer base. The total volume of receivables was R$ 180 million in 2006.

Payroll Deduction Loans

Payroll deduction loans are granted pursuant to a commercial agreement between Itaú and Banco BMG S.A. This segment closed the year of 2006 with 506 thousand customers and a portfolio of R$1,897 million.

(R$ Million)
Taií - Credit Portfolio
(As of December 31, 2006)
FIT	285
FIC	867
FAI	180
Payroll Deduction Loans	1,897
Total	3,228

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs (automated teller machines) and CSBs (customer site branches), which are banking service centers located on a corporate customer’s premises.

The following table provides information as to our branch network, customer site branches and ATMs as of December 31, 2006 in Brazil and abroad:

	Branches	CSBs	ATMs
Banco Itaú	2,345	741	22,594
Personnalité	100	-	188
ItauBank (1)	66	-	104
Itaú BBA	7	-	-
Other branches, CSBs and ATMs abroad (2)	85	39	210
Total	2,603	780	23,096
(1) New name of the former BankBoston in Brazil.

(2) Includes Itaú, Itaú BBA and Itaú Buen Ayre.

The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2006:

Region	Branches	CSBs	ATMs
South	526	153	3,410
Southeast	1,594	499	16,734
Centerwest	230	39	1,256
Northeast	130	24	1,127
North	38	26	359
Total in Brazil	2,518	741	22,886

Branches

As of December 31, 2006, we had a network of 2,518 full service branches throughout Brazil. We have branches in municipalities representing over 79% of Brazil’s GDP as of December 31, 2006. Although our branch network is national, our branches are heavily concentrated on the southeast of Brazil. As of December 31, 2006, 85% of our branches were located in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, which collectively accounted for more than 62% of Brazil’s GDP. The branch network serves as a distribution network for all of the products and services we offer to our customers. We also offer credit cards, insurance plans and private retirement plans through our branches.

Customer Site Branches, or CSBs

We operated 741 CSBs throughout Brazil as of December 31, 2006. The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs. The CSBs represent a low cost alternative to opening full service branches. In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

ATMs

We operated 23,096 ATMs as of December 31, 2006 for the use of our customers. The annual volume of the ATMs is approximately 1,141 million transactions. Our customers may conduct almost all account operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as Cirrus and Maestro in connection with our ATM services.

Other Distribution Channels

We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through different electronic channels, which allow us to conduct our retail operations at a lower transaction cost. These channels include:

•	Call centers, with an annual volume of 224 million transactions,

•	Home and office computer banking system, with an annual volume of 744 million transactions,

•	POS/PDV/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the point of sale, with 239 million transactions per year,

•	various other channels, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

Risk Management

The Brazilian Central Bank has announced its intention to implement changes in regulation of financial institution risk management operations in the near future. These changes will be based on the principles and rules provided for in the New Capital Accord that was issued in June 2004 by the Basel Committee on Banking Supervision, or Basel II. The Basel II principles and rules include:

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

Itaú’s efforts are concentrated on the accord’s Pillar 1 rules related to operational and credit risks. We will use the advanced approaches for both types of risk and a substantial portion of the Basel II requirements are currently incorporated in our risk management tools.

We have anticipated the Basel II requirements by developing and improving proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures. These models are based on the following elements:

•	economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions;

•	Market risks using value at risk (VaR) to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our whole exposure in extreme situations;

•
Credit risks tools which typically involve credit and behavior scoring for retail portfolios, subject to mass processes and proprietary rating models for corporate customers, with uniform individual approaches. We also use portfolio management models to quantify and allocate economic capital;

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

In order to further comply with the new requirements of these more advanced risk models provided for in Basel II, we established internal committees composed of executives from all areas of Itaú. In 2005, Itaú focused on the construction of a historical database for probabilities of default, models for loss given default estimates and models and historical databases for operational losses. In 2006, the implementation project continued with models for exposure at default, inclusion of credit risk mitigations and models for validation processes. We also worked on a framework of documentation. The project has been completed according to the action plan elaborated by the internal committees at the end of 2004. At the end of 2006, an action plan was elaborated to include new risk factors for market risk. We believe that the changes to be implemented will result in lower capital requirements and, therefore, will establish grounds for an increase in the volume of credit operations resulting from the same capital base.

Risk management and assets and liabilities decisions are under the responsibility of the following committees:

•	our senior credit committee, which sets overall credit risk policy and makes major credit risk decisions,

•	our financial risk management executive committee, which sets policies and limits for market and liquidity risks, and monitors positions on a consolidated basis, and

•	our audit and operational risk management committee , which monitors operational risk controls and compliance systems.

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

To manage and control market risk, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends, and seek to avoid adverse market movements. Our VaR model analyzes volatility and correlation of market rates on overnight basis. The model provides statistical results at a 99% confidence level. See “Item 11. Qualitative and Quantitative Disclosures About Market Risk - Market Risk.”

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

Credit Risk Management

The continuous improvement in the process for decision-making and for credit risk management and control, guided by the best market practices, have made it possible for Itaú to use methodologies based on mathematical modeling for risk analysis.

Itaú prepares the credit policy on the basis of internal and external factors, relating to the economic environment in Brazil and abroad. Among internal factors, there are customer ratings, determined by advanced credit analysis and control instruments, levels of default, rates of return, quality of the portfolio, and economic capital allocated. Itaú has focused on evaluating the risk/return ratio in growing its assets and its main concern is the quality of the credit portfolio and the creation of value for its stockholders. The whole decision-making process and the definition of Itaú credit policy are centralized to ensure synchronized actions and optimize business opportunities.

Our credit risk management is centralized and carried out by a specific structure under the corporate risk area, which congregates operational and market risk. Our senior credit committee defines the credit policies of the different divisions. The credit committees establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies. In the case of very large credit transactions, the credit committee must also consult with the senior credit committee.

Within the retail and small business operations, most types of loans to individuals and small companies are subject to our automated credit process. When an account is established with us, we obtain information about the customer’s income, net worth and professional standing (in the case of individuals). In addition, external information is also gathered automatically and, credit record and relationship history is always updated. Based on these data and advanced credit and behavior scoring models, we assign each customer an aggregate credit limit. The customer must update new credit information at least annually.

There is a different credit review process for credit amounts higher than those available through the automated credit process and for categories of customer or types of credit not subject to the automated credit process, including credit operations in the middle market and corporate divisions. In these cases, we examine each application individually, verify data and carry out traditional credit analysis methodologies.

In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$ 10 million) and corporate divisions. Within this high middle and corporate division, we currently have ratings for approximately 3,000 business groups comprising approximately 20,000 companies. Payroll deduction loans are reevaluated at least on a yearly basis, or sooner if something relevant comes to the attention of the credit area.

We give to each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Loans between R$ 10 million and R$ 60 million require approval from the credit committee, and may require approval from the senior credit committee, depending on the terms of the proposed loan and the credit rating of the proposed borrower. In addition, any loan greater than R$ 60 million is subject to the approval of the senior credit committee.

At Itaú BBA, which targets the large corporate divisions, the credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the commercial vice-president and the credit director, who, together can approve up to R$ 100 million, depending on the risk rating. Any loan above R$ 100 million has to be submitted to the approval of senior credit committee of Itaú Holding.

Operational Risk Management

Operational failures can arise in different ways, including processing errors, improper behavior of employees, fraud, and interruption of activities, among others. We have rigid policies and control mechanisms that are intended to create an appropriate control environment, which are capable of monitoring operational risks in a consistent manner, and guarantee their mitigation.

The National Monetary Council of Brazil, (Conselho Monetário Nacional), or CMN, issued on June 2006 the Regulation No. 3,380 - Framework for Operational Risk Management, which defined rules to the operational risk management. Itaú is taking actions to comply with this regulation.

In anticipation of Basel II rules we began developing a sophisticated database to provide information on operational losses. It consists of two modules.

The first module, which is primarily focused on the management of operational risk, has already been implemented at Itaú, Banco Itaú Buen Ayre and Itaú BBA. It permits a standard registration for events involving operational errors that have a material financial impact or which result in a risk to our image. This tool allows managers of each business line, in cooperation with risk officers, to identify the risk incurred and to develop a quick and comprehensive response. In addition, preventive actions are implemented to avoid repetition on the errors.

The second module, currently in an advanced stage of implementation, focuses on control and quantification of operational risks and includes a database of operational losses, such as frauds and lawsuits. Statistical models are applied to the database to measure and control operational risks exposure, assessing provisions for expected losses and holding capital for unexpected losses.

In addition, we plan to consider the level of control and quality of processes to improve the process of capital allocation to individual business lines, thus allowing improvement of pricing for products and services offered by the institution.

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

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2006, total deposits amounted to approximately R$ 57.7 billion representing 49.2% of total funding. Our savings deposits represent one of our major source of funding which, as of December 31, 2006 accounted for 39.7% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2006 and 2005:

	2006		2005
	Millions of R$	% of total funding	Millions of R$	% of total funding
Deposits	57,697	49.2	47,864	55.1
Demand deposits	17,007	14.5	11,913	13.7
Other deposits	1,764	1.5	434	0.5
Savings deposits	22,912	19.5	19,783	22.8
Time deposits	15,720	13.4	15,352	17.7
Deposits from banks	294	0.3	382	0.4
Securities sold under repurchase agreements	10,888	9.3	6,771	7.8
Total short-term borrowings	30,985	26.2	17,433	20.0
Trade finance borrowings	1,980	1.7	1,789	2.1
Local on-lendings	78	0.1	114	0.1
Euronotes	43	0.0	37	0.0
Fixed rate notes	119	0.1	-	-
Mortgage notes	520	0.4	-	-
Securities issued and sold to customers under repurchase agreements	28,160	23.8	15,303	17.6
Other short-term borrowings	85	0.1	190	0.2
Total long-term debt	18,021	15.3	14,804	17.1
Local on-lendings	4,901	4.2	3,951	4.5
Euronotes	266	0.2	233	0.3
Fixed rate notes	662	0.6	721	0.8
Trade financing borrowings	2,744	2.3	2,305	2.7
Debentures	2,955	2.5	1,455	1.7
Subordinated debt	4,357	3.7	4,311	5.0
Diversified payments right	1,532	1.3	1,285	1.5
Other long-term debt	604	0.5	543	0.6
Total	117,591	100.0	86,872	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2006 and 2005:

(in millions of R$)
	2006
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	18,771	-	-	-	18,771
Demand deposits	17,007	-	-	-	17,007
Other deposits	1,764	-	-	-	1,764
Interest bearing deposits	26,483	5,753	1,977	4,713	38,926
Savings deposits	22,912	-	-	-	22,912
Time deposits	3,487	5,626	1,918	4,689	15,720
Deposits from banks	84	127	59	24	294
Total	45,254	5,753	1,977	4,713	57,697

	2005
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	12,347	-	-	-	12,347
Demand deposits	11,913	-	-	-	11,913
Other deposits	434	-	-	-	434
Interest bearing deposits	24,130	4,748	1,824	4,815	35,517
Savings deposits	19,783	-	-	-	19,783
Time deposits	4,121	4,592	1,824	4,815	15,352
Deposits from banks	226	156	-	-	382
Total	36,477	4,748	1,824	4,815	47,864

The following table sets forth the mix of the individual and corporate time deposits at our domestic offices, divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2006 and 2005:

	2006	2005
Retail	17.8%	7.2%
Personnalité	1.2%	0.6%
Middle market	1.6%	0.1%
Corporate	79.4%	92.1%
Total	100.0%	100.0%

Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the National Industrial Finance Authority (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais), or FINAME, and passing the funds at a spread determined by the government to the targeted sectors of the economy. These borrowings are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2006, we participated as on-lender in BNDES and FINAME - financed transactions valued at approximately R$ 5.0 billion. See “Operations - Banco Itaú BBA - Investment Banking” and “Operations - Banco Itaú BBA - Corporate Banking.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2006, our total import and export funding was approximately R$ 4.7 billion.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2006, we had approximately R$ 1.1 billion outstanding of structured and financial transactions. Our international operations, including our Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “Operations - Banco Itaú BBA - Other International Operations.”

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate. Total funding under this financial product as of December 31, 2006 amounted to R$ 28.2 billion.

We also obtain funds from securitization transactions relating to our non-Brazilian diversified payment orders. These transactions are effectively secured loans collateralized by our current and future payment orders and because of that, the effective interest rates charged on these funds are lower than could otherwise be obtained through other available financing alternatives. As of December 31, 2006, our outstanding balance was R$ 1.5 billion.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

Over the last five years (from 2002 to 2006), we have made technology investments of R$1.8 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

We have successfully run six full-scale tests recently, validating functionality and performance of the disaster recovery process. This process allows the continuity of commercial operations and protects the shareholders and customers’ patrimony against natural and operational risks. This indicates the high-level of risk management performed and places us in a distinguished position in the Brazilian market. To make this process feasible, we made investments of R$151.9 million over the last five years corresponding to 9% of our IT investments.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

The markets for financial and banking services in Brazil are highly competitive. As of December 31, 2006, there were 137 multiple-service banks, 21 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Bradesco, ABN Amro, Banco Santander and Unibanco, dominate the private multiple services banking sector. As of December 31, 2006, these banks accounted for more than 62% of the Brazilian multiple-service private banking sector’s total assets. We also face competition from public-sector banks. Banco do Brasil S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 25% of the banking system’s total assets as of December 31, 2006.

The Brazilian banking industry has also faced increasing competition from foreign banks. Earlier, certain large United States banks, such as Citibank, established significant presence in Brazil. Most recently, other large foreign financial groups, such as HSBC, ABN Amro and Santander Central Hispano, have gained entry into the Brazilian market through the acquisition of various Brazilian financial institutions.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a rate of over 20% per year over the past five years. The major competitors of Itaucard are Banco Bradesco, Banco do Brasil, Unibanco and Banco ABN Amro Real. The key competitive factors in this market are brand awareness, price policy (interest rate, cardholder fees and merchant fees), card distribution channels and acceptance network. Credit card companies are increasingly adopting co-branded strategies, alliances and mileage programs to diversify their product portfolios.

Asset Management

The asset management industry in Brazil is still at an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes established banks such as Banco do Brasil, Banco Bradesco and Unibanco as well as several other participants such as Caixa Econômica Federal, Citibank, HSBC, ABN Amro Real and Banco Safra.

Insurance

The Brazilian insurance market is highly competitive. As of December 31, 2006, this industry consisted of approximately 130 insurance companies of varying sizes. Our primary competitors in this sector are Sul América Seguros, Bradesco Seguros, Porto Seguro Seguros, Unibanco AIG Seguros and Banco do Brasil Seguros. As of December 31, 2006, we represented approximately 12.8% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presence in their respective region.

Private Retirement Plans and Capitalization Products

Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil and Unibanco, which, like us, take advantage of their extensive branch network to gain access to the retail market.

Corporate and Investment Banking

In the corporate and investment banking area, Itaú BBA faces competition from some of the largest Brazilian banks, namely Bradesco, Unibanco and Banco do Brasil, as well as some of the international financial groups, including Citibank, HSBC, Santander, ABN Amro, Credit Suisse, Merrill Lynch and UBS. Additionally, smaller banks, including Votorantim and Safra, are active in the corporate sector.

Consumer Finance

The consumer finance sector has changed significantly in the last 10 years, starting with Unibanco’s acquisition of Fininvest in 1996, followed by HSBC’s acquisition of Losango and Bradesco’s acquisition of Zogbi in the last years. Besides these companies, other large competitors in this industry include Panamericano, Citifinancial, GE Money and Ibi Bank.

Key competitive factors in this industry are distribution, a strong brand, consumer relationship management and strategic alliance with key retailers. Itaú has made alliances with Companhia Brasileira de Distribuição and Lojas Americanas, leaders in their sectors, Bradesco with Casas Bahia and Unibanco with Magazine Luiza and Ponto Frio.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964 through the banking reform law. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. The CMN is chaired by the Minister of Finance and includes the Minister of Planning and Budget and the President of the Central Bank.

The Banking Reform Law

Overview

The banking reform law regulates the national financial system (Sistema Financeiro Nacional), which is composed of the CMN, the Central Bank, Banco do Brasil, BNDES and numerous public- and private-sector financial institutions. This law grants to the CMN the power to control lending and capital limits, approve monetary budgets, establish foreign exchange and interest rate policies, oversee activities related to the stock exchange markets, regulate the constitution and functioning of public- and private-sector financial institutions, grant authority to the Central Bank to issue paper money and establish reserve requirement levels, and sets forth general directives pertaining to the banking and financial markets.

Principal Limitations and Restrictions on Financial Institutions

Under the banking reform law, financial institutions may not:

•	operate in Brazil without the prior approval of the Central Bank;

•
invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank;

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

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semiannual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which should be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements.

Capital Adequacy Requirements

Since January 1995, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy, modified as described below.

In general, the Basel Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8%. At least half of the required capital must consist of Tier 1 capital, and the balance must consist of Tier 2 capital. Tier 1, or core capital, includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

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

Foreign Currency Exposure

The total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30% of their adjusted stockholders’ equity.
Liquidity and Fixed Assets Investment Regime

The Central Bank prohibits Brazilian multiple-service banks, including our bank, from holding, on a consolidated basis, permanent assets in excess of 50% of their adjusted Reference Capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

A financial institution may not extend loans or advances, grant guarantees, underwrite or hold in its investment portfolio securities of any customer or group of affiliated customers that, in the aggregate, exceed 25% of the financial institution’s adjusted Reference Capital.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, debt purchase and assumption transactions. Reserves for demand deposits are not remunerated.

Treatment of Overdue Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the relevant transaction and the period of time during which the transaction has been in arrears, if any. Transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification.

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

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction.

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

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior electronic declaratory registration through SISBACEN, a database of information provided by financial institutions to the Central Bank.

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

Other institutions (savings banks - Caixas Econômicas, finances houses, brokerages and dealers, and exchange houses) within the National Financial System in Brazil are subject to the following limits:

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

Financing for Housing Purposes

The improvements occurred in the recent years in the structure of the sector created a favorable environment to the sustainable growth of the home loans, fact that had attracted the interest of Brazilian and foreign investors. Itaú consolidated its participation in this market, being one of the three largest private home loans suppliers in the country, with 22% of participation in the personal home loans market.

The home loans market presents one of the largest growth opportunities for the future growth of Banco Itaú, stemming from the favorable economic environment in Brazil. As a result, various home loan products, and more generally real estate acquisition finance, are currently being developed by the bank.

In 2006, new financing options, such as Itaú Fixed Payments (Itaú Prestações Fixas), have offered innovative advantages to borrowers. New ideas have also been implemented, like the accomplishment of the first residential retrofit operation in the country - a financing product supporting changing a property from commercial to residential use.

In addition, Itaú has expanded its potential market for home loans by reducing its cost of borrowing. Customers now have available financing options with terms of up to 20 years, competitive interest rates and upfront payments reduced to 20% of property prices. These are benefits that have also been extended to commercial properties.

Regulation of Independent Auditors

On May 29, 2003, the Central Bank adopted Resolution No. 3,081, revoked by Resolution No. 3,198 dated May 27, 2004 (which was amended by Resolution No. 3,271 dated March 24, 2005 and by Resolution No. 3,332 dated December 22, 2005), which consolidates and regulates the rules relating to independent audit services provided to financial institutions. The main changes are the following:

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

•	definition of certain services that the independent auditor will not be able to offer due to the risk of losing independence, following the standards already required by the CVM;

•	the suspension of the 9th clause of Resolution No. 3,198 until 2007, which determined the rotation of the independent auditor firm every five years;

•
financial institutions that present Reference Capital equal or above R$ 1.0 billion will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge. The members of the audit committee will only be allowed to be part of the committee again after three years from the five-year office term. The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, and recommend the improvement or change of policies and procedures, among other responsibilities. From December 31, 2004, each audit committee must publish a summary of the audit committee report, together with the six-month financial statements;

•	the hiring of the independent auditor is subject to the certification issued by CFC, together with the IBRACON, of team members with management responsibility; and

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

The CPMF is set to expire on December 31, 2007, however, the Brazilian government still debates over extending the period for the collection of the CPMF, or even transforming the CPMF in a permanent tax. The CPMF is not levied on withdrawals from the following accounts:

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

The operations and the agreements related to the purchase and sale of shares and related to accounts of foreign investors for the entries in the country and remittances to foreign countries of invested financing resources are not deemed to be part of the investment checking accounts. However, such accounts may be considered as investment checking accounts and, therefore, be exempted from the CPMF if the source of such funds can be identified. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of preferred shares by means of a foreign exchange transaction, the CPMF tax should be levied on the amount to be remitted abroad in reais. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

After Law No. 11,312/06, the CPMF rate applicable to withdraws from checking accounts used to fund the purchase of shares in IPOs not carried out on the Brazilian stock exchange was reduced to zero, provided that the company issuing the shares is registered with the exchange.

Financial Transactions

Generally, the income tax at source (Imposto de Renda na Fonte), or IRF, is a tax imposed on the following types of income:

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

Foreign investors resident in a ‘tax haven’ jurisdiction (that is deemed to be a jurisdiction which does not impose any tax on income or which imposes such tax at a maximum effective rate lower than 20%, or where the laws establish secrecy or impose restrictions on the disclosure of legal entities’ equity holdings or ownership) are subjected to the IRF mentioned above.

The IRF for foreign investors not resident in a "tax haven" jurisdiction is imposed in the following manner:

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

Brazilian Law 11,312/06 also reduced to zero the IRF rate on income from public securities if paid, credited or otherwise remitted abroad to non-resident beneficiaries, provided that the investors are not resident in a tax haven jurisdiction and provided further that the securities were not acquired under an obligation by the buyer to resell them. Special conditions were created to tax this income prior to February 2006. The IRF rate on income from investment funds exclusive to non-resident investors holding at least 98% of public securities was also reduced to zero, provided that the investors are not resident in a tax haven jurisdiction and provided further that the securities were not acquired under an obligation by the buyer to resell them. In addition, the IRF rate on income from the “Fundos de Investimento em Participações,” “Fundos de Investimento em Cotas de Fundos de Investimento em Participações,” and “Fundos de Investimento em Empresas Emergentes” was also reduced to zero provided that certain other conditions are met.

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

Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless legislation says otherwise,

•	any foreign entity that directly owns shares of Brazilian companies must be registered with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica), or CNPJ,

•	foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank through the Module RDE-IED of SISBACEN,

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

Deposit Insurance, Credit Guarantees and Liquidity Assistance

In November 1995, the Brazilian government created the credit guarantee fund (Fundo Garantidor de Créditos), or FGC, to guarantee customer deposits up to a maximum of R$ 20,000 in case of intervention or liquidation of financial institutions in the same financial group where those deposits are made. The FGC is administered by a board of directors appointed by the national confederation of financial institutions (Confederação Nacional de Instituições Financeiras), or CNF. The FGC is funded by mandatory monthly contributions by Brazilian financial institutions of 0.025% of the balance of the accounts guaranteed by the FGC. When the assets of the FGC reach 5% of the total amount covered by the guarantee, the CMN may suspend or reduce, temporarily, the percentage of contribution of the financial institutions to the FGC.

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

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados) or CNSP, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar) or ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social) or INSS. Insurance companies sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

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

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB - Brasil Resseguros S.A. On January 16, 2007, Complementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. Such Complementary Law specifically establishes new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, hiring of insurance products abroad and insurance sector foreign currency operations. Several aspects of Complementary Law No. 126/07 are still pending ruling by the insurance and reinsurance sectors regulator (CNSP).

The main changes introduced by Complementary Law No. 126/07 are summarized below.

Three types of reinsurers are established by such law:

a)	local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

b)
admitted reinsurer. Non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities;

c)
eventual reinsurer. Non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

Eventual reinsurer must not be a resident in a country considered as a tax-haven, which does not tax income or tax it at a rate 20% below or which does not disclose information about shareholding structure.

Admitted or eventual reinsurers must comply with the following minimum requirements:

a)
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least 5 (five) years;

b)	to have economic and financial capacity not inferior to the minimum to be established by CNSP;

c)	to have a rating issue by rating agencies recognized by SUSEP equal to or higher than the minimum to be established by CNSP;

d)	to have in Brazil a duly appointed resident attorney-in-fact with full administrative and judicial powers;

e)	to comply with additional requirements to be established by CNSP.

In addition to the requirements mentioned above, admitted reinsurer must keep a foreign currency account with SUSEP and periodically submit to such regulatory agency their financial statements, pursuant to the rules to be enacted by CNSP.

The contracting of reinsurance and retrocession in Brazil or abroad shall occur either through direct negotiation between the involved parties or an authorized broker.

Reinsurance operations relating to survival life insurance and private pension plans are exclusive of local reinsurers.

With due observance of the rules to be enacted by CNSP, insurance companies when ceding their risks in reinsurance will have to offer to local reinsurers the following percentage of said risks (right of first refusal):

a)	60% until January 16, 2010;

b)	40% in the subsequent years.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers local activities will be managed according to the rules of the Brazilian Monetary Council (CMN).

IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2006, 2005 and 2004, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2003 and 2002.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using daily book balances for the years ended December 31, 2006, 2005 and 2004.

Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis.

(in millions of R$, except percentages)

Assets	2006			2005			2004
	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	138,089	28,023	20.3%	103,248	21,237	20.6%	84,929	16,434	19.3%
Interest-bearing deposits in other banks	25,303	2,760	10.9%	21,175	2,446	11.6%	11,578	1,215	10.5%
Securities purchased under resale agreements	8,062	1,251	15.5%	4,879	849	17.4%	10,975	1,618	14.7%
Central Bank compulsory deposits	8,132	881	10.8%	7,223	928	12.9%	6,085	711	11.7%
Trading assets and securities:	32,540	3,849	11.8%	23,397	3,009	12.9%	20,188	2,938	14.6%
Trading assets, at fair value	21,738	2,538	11.7%	11,908	1,710	14.4%	8,246	1,903	23.1%
Available for sale securities, at fair value	9,387	1,143	12.2%	9,375	1,040	11.1%	9,650	823	8.5%
Held-to-maturity securities, at amortized cost	1,414	168	11.9%	2,114	259	12.2%	2,292	212	9.2%
Loans and leases	64,053	19,282	30.1%	46,573	14,004	30.1%	36,103	9,952	27.6%
Non-interest-earning assets	28,609			29,603			26,525
Cash and due from banks	3,038			2,449			2,099
Central Bank compulsory deposits	4,200			3,502			2,948
Non-accrual loans	3,349			1,550			1,399
Allowance for loan and lease losses	(5,619)			(3,274)			(2,858)
Premises and equipment, net	2,570			2,455			2,627
Investments in unconsolidated companies	1,300			2,603			1,196
Goodwill and intangibles assets, net	4,857			3,318			1,871
Other assets	14,914			17,000			17,243
Total assets	166,698			132,851			111,454

(in millions of R$, except percentages)

Liabilities	2006			2005			2004
	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	97,879	10,939	11.2%	76,418	8,728	11.4%	65,553	6,578	10.0%
Interest-bearing deposits:	39,023	3,873	9.9%	30,634	3,311	10.8%	23,547	2,012	8.5%
Saving deposits	20,907	1,432	6.9%	19,735	1,501	7.6%	18,764	1,275	6.8%
Deposits from banks	1,245	87	7.0%	447	34	7.6%	497	50	10.0%
Time deposits	16,872	2,354	13.9%	10,452	1,776	17.0%	4,286	688	16.0%
Securities sold under repurchase agreements	8,694	2,003	23.0%	5,909	1,218	20.6%	10,809	1,870	17.3%
Borrowings:	38,346	3,700	9.6%	31,695	3,011	9.5%	26,148	2,065	7.9%
Short-term borrowings	23,351	2,297	9.8%	16,160	1,986	12.3%	10,808	1,173	10.9%
Long-term debt	14,995	1,402	9.4%	15,535	1,025	6.6%	15,340	892	5.8%
Investment contracts	11,816	1,364	11.5%	8,179	1,188	14.5%	5,049	631	12.5%
Non-interest-bearing liabilities	46,679			38,694			30,577
Non-interest-bearing deposits	12,685			10,172			8,885
Other non-interest-bearing liabilities	33,995			28,522			21,692
Stockholders’ equity	22,140			17,739			15,324
Total liabilities and stockholders’ equity	166,698			132,851			111,454

Changes in Interest Income and Expenses - Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2006 compared to 2005 and for the year ended December 31, 2005 compared to 2004. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

(in million of R$)

	Increase/(decrease) due to changes in:
	2006/2005			2005/2004
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	7,441	(655)	6,787	3,935	868	4,803
Interest-bearing deposits in other banks	456	(142)	314	1,098	134	1,231
Securities purchased under resale agreements	502	(101)	402	(1,021)	253	(769)
Central Bank compulsory deposits	109	(155)	(47)	142	76	217
Trading assets and securities:	1,112	(272)	840	631	(560)	71
Trading assets	1,196	(368)	828	673	(865)	(193)
Available for sale securities	1	102	103	(24)	241	217
Held-to-maturity securities	(86)	(5)	(91)	(18)	64	47
Loans and leases	5,262	16	5,278	3,086	966	4,052
Interest-bearing liabilities:	3,077	(865)	2,212	1,242	907	2,149
Interest-bearing deposits:	1,180	(618)	562	1,109	190	1,299
Saving deposits	89	(157)	(69)	68	158	226
Deposits from banks	61	(7)	53	(5)	(11)	(16)
Time deposits	1,031	(453)	577	1,046	43	1,089
Securities sold under repurchase agreements	587	198	785	(962)	310	(652)
Borrowings:	801	(112)	689	653	292	945
Short-term borrowings	837	(525)	312	642	171	813
Long-term debt	(36)	413	377	11	121	132
Investment contracts	509	(333)	176	441	116	557

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2006, 2005 and 2004.

(in millions of R$, except percentages)

	2006	2005	2004
Total average interest-earning assets	138,089	103,248	84,929
Total average interest-bearing liabilities	97,879	76,418	65,553
Net interest income(1)	17,084	12,509	9,856
Average yield on average interest-earning assets(2)	20.3%	20.6%	19.3%
Average rate on average interest-bearing liabilities(3)	11.2%	11.4%	10.0%
Net interest spread(4)	9.1%	9.1%	9.3%
Net interest margin(5)	12.4%	12.1%	11.6%

(1) Total interest income less total interest expense.
(2) Total interest income divided by average interest-earning assets.
(3) Total interest expense divided by average interest-bearing liabilities.
(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table sets forth selected financial data for the periods indicated:

(in millions of R$, except percentages)

	2006	2005	2004
Net income	5,896	5,453	4,634
Average total assets	166,698	132,851	111,454
Average stockholder’s equity	22,140	17,739	15,324
Net income as a percentage of average total assets	3.5%	4.1%	4.2%
Net income as a percentage of average stockholder’s equity	26.6%	30.7%	30.2%
Average stockholder’s equity as a percentage of average total assets	13.3%	13.4%	13.7%
Dividend payout ratio per share (1)	37.6%	34.0%	29.6%

(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2006, 2005 and 2004. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)

	2006	% of total	2005	% of total	2004	% of total
Trading assets, at fair value	27,956	100.0%	16,478	100.0%	11,995	100.0%
Investment funds	16,051	57.4%	10,898	66.2%	7,700	64.2%
Brazilian federal government securities	4,355	15.6%	1,054	6.4%	254	2.1%
Brazilian external debt bonds	490	1.7%	354	2.1%	446	3.7%
Government securities - abroad	1,887	6.7%	133	0.8%	328	2.8%
United States	1,389	5.0%	66	0.4%	79	0.7%
Austria	231	0.8%	-	0.0%	-	0.0%
Russia	147	0.5%	53	0.3%	180	1.5%
Others	120	0.4%	14	0.1%	69	0.6%
Corporate debt securities	1,446	5.2%	706	4.3%	1,076	9.0%
Marketable equity securities	636	2.3%	167	1.0%	264	2.2%
Derivative financial instruments	3,091	11.1%	3,166	19.2%	1,927	16.0%
Trading assets as a percentage of total assets	14.5%		9.1%		10.4%
Securities available for sale, at fair value	11,737	100.0%	8,369	100.0%	8,013	100.0%
Investment funds	1,004	8.6%	215	2.6%	20	0.3%
Bank debt securities	-	0.0%	151	1.8%	150	1.8%
Brazilian federal government securities	2,637	22.5%	2,140	25.6%	2,956	36.9%
Brazilian external debt bonds	381	3.2%	59	0.7%	400	5.0%
Government securities - abroad	860	7.3%	54	0.6%	47	0.6%
Austria	444	3.8%	-	0.0%	-	0.0%
Others	416	3.5%	54	0.6%	47	0.6%
Corporate debt securities	5,894	50.2%	4,663	55.7%	3,750	46.8%
Marketable equity securities	961	8.2%	1,087	13.0%	690	8.6%
Securities available for sale as a percentage of total assets	6.1%		4.5%		6.9%
Held-to-maturity securities, at amortized cost	1,589	100.0%	1,428	100.0%	3,483	100.0%
Brazilian federal government securities	812	51.1%	825	57.7%	2,002	57.5%
Brazilian external debt bonds	419	26.4%	170	11.9%	768	22.0%
Government securities - abroad	19	1.2%	21	1.5%	24	0.7%
Corporate debt securities	339	21.3%	412	28.9%	689	19.8%
Held-to-maturity securities, as a percentage of total assets	0.8%		1.0%		3.0%

The following table sets forth our portfolio of trading assets, securities available for sale and held to maturity securities at its amortized cost and its fair value, as of December 31, 2006.

	Amortized cost	Fair value
Trading assets	27,179	27,956
Investment funds	16,051	16,051
Brazilian federal government securities	4,342	4,355
Brazilian external debt bonds	479	490
Government securities - abroad	1,874	1,887
United States	1,391	1,389
Austria	221	231
Russia	143	147
Others	119	120
Corporate debt securities	1,441	1,446
Marketable equity securities	564	636
Derivative financial instruments	2,428	3,091
Securities available for sale	11,886	11,737
Investment funds	1,002	1,004
Brazilian federal government securities	2,550	2,637
Brazilian external debt bonds	532	381
Government securities - abroad	856	860
Austria	445	444
Others	411	416
Corporate debt securities	5,997	5,894
Marketable equity securities	949	961
Held-to-maturity securities	1,589	1,777
Brazilian federal government securities	812	913
Brazilian government external debt securities	419	479
Other governments external debt securities	19	22
Corporate debt securities	339	363

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2006 for our trading assets, securities available for sale and held-to-maturity securities.

(in millions of R$, except percentages)

	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
		Average		Average		Average		Average		Average		Average
	R$	yield %	R$	yield %	R$	yield %	R$	yield %	R$	yield %	R$	yield %
Trading assets	16,687		3,717		5,568		1,082		902		27,956
Investment funds (1)	16,051	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	16,051	0.0%
Brazilian federal government securities	-	0.0%	1,439	9.5%	2,736	5.2%	108	0.9%	72	5.3%	4,355	6.5%
Brazilian external debt bonds	-	0.0%	21	5.1%	35	11.4%	37	8.1%	397	0.9%	490	2.3%
Government securities - abroad	-	0.0%	297	5.6%	911	0.3%	417	6.0%	262	0.6%	1,887	1.1%
United States	-	0.0%	63	0.2%	911	0.3%	415	0.5%	-	0.0%	1,389	0.4%
Austria	-	0.0%	231	0.0%	-	0.0%	-	0.0%	-	0.0%	231	0.0%
Russia	-	0.0%	2	0.5%	-	0.0%	-	0.0%	145	0.5%	147	0.5%
Others	-	0.0%	1	4.9%	-	0.0%	2	5.5%	117	0.1%	120	0.2%
Corporate debt securities	-	0.0%	243	6.2%	609	2.0%	433	3.6%	161	8.3%	1,446	3.9%
Marketable equity securities (1)	636	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	636	0.0%
Derivative financial instruments (1)	-	0.0%	1,717	0.0%	1,277	0.0%	87	0.0%	10	0.0%	3,091	0.0%
Securities available for sale	1,965		3,218		4,329		1,306		919		11,737
Investment funds (1)	1,004	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,004	0.0%
Brazilian federal government securities	-	0.0%	750	5.6%	1,448	4.6%	167	11.5%	272	6.7%	2,637	5.6%
Brazilian external debt bonds	-	0.0%	84	0.1%	107	0.1%	-	0.0%	190	11.0%	381	5.5%
Government securities - abroad	-	0.0%	565	5.1%	272	11.5%	1	3.1%	22	0.4%	860	5.2%
Austria	-	0.0%	233	5.1%	211	10.6%	-	0.0%	-	0.0%	444	5.1%
Others	-	0.0%	332	0.0%	61	0.9%	1	3.1%	22	0.4%	416	0.2%
Corporate debt securities	-	0.0%	1,819	1.0%	2,502	3.4%	1,138	6.1%	435	6.6%	5,894	3.5%
Marketable equity securities (1)	961	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	961	0.0%
Held-to-maturity securities	-		64		742		457		326		1,589
Brazilian federal government securities	-	0.0%	36	6.5%	411	1.7%	47	0.0%	318	0.0%	812	0.0%
Brazilian external debt bonds	-	0.0%	23	0.1%	145	0.1%	251	0.1%	-	0.0%	419	0.1%
Government securities - abroad	-	0.0%	-	0.0%	-	0.0%	11	0.8%	8	0.8%	19	0.8%
Corporate debt securities	-	0.0%	5	11.6%	186	7.6%	148	7.8%	-	0.0%	339	7.8%

(1) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2006, 2005 and 2004.
(in millions of R$)

	Fair value		Amortized cost
	Trading assets	Securities available for sale	Held-to-maturity securities	Total
At 2006
Denominated in Brazilian currency	24,399	7,347	722	32,468
Denominated in Brazilian currency and indexed by foreign currency (1)	65	190	164	419
Denominated in foreign currency (1)	3,492	4,200	703	8,395
At 2005
Denominated in Brazilian currency	14,574	4,944	719	20,237
Denominated in Brazilian currency and indexed by foreign currency (1)	270	237	215	722
Denominated in foreign currency (1)	1,634	3,188	494	5,316
At 2004
Denominated in Brazilian currency	10,149	3,394	2,054	15,597
Denominated in Brazilian currency and indexed by foreign currency (1)	28	384	285	697
Denominated in foreign currency (1)	1,818	4,235	1,144	7,197

(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits at December 31, 2006, 2005 and 2004.

(in millions of R$, except percentages)

	2006		2005		2004
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
Non-interest earning (1)	6,145	40.8%	5,292	39.9%	3,228	30.5%
Interest-earning (2)	8,932	59.2%	7,985	60.1%	7,343	69.5%
Total	15,077	100.0%	13,277	100.0%	10,571	100.0%

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

(in millions of R$)

	2006	2005	2004	2003	2002
Type of loans and leases (1)
Commercial:
Industrial and others	27,980	19,981	16,152	13,540	12,927
Import financing	492	407	1,032	1,346	2,395
Export financing	2,848	2,182	3,289	3,224	4,319
Real estate loans, primarily residential housing loans	2,499	1,985	1,896	2,057	2,344
Lease financing	16,226	8,292	3,929	1,288	1,000
Government	815	1,293	973	958	867
Individuals:
Overdraft	2,515	1,975	1,681	1,297	1,358
Financing and others	15,535	12,526	8,383	7,496	5,286
Credit card	9,157	4,079	2,709	1,851	1,630
Agricultural	3,471	2,662	2,638	1,959	2,083
Allowance for loan losses	(6,399)	(3,933)	(2,811)	(2,848)	(2,748)
Loans, net	75,139	51,449	39,871	32,168	31,461

(1) Non-accrual loans amounted to R$3.9 billion, R$2.0 billion, R$1.2 billion, R$1.5 billion and R$1.5 billion as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease.

- Commercial portfolios: This loan category includes short-term loans as well as medium-term capital loans and financing for large, medium, micro and small companies. We also act as a financial agent for the Brazilian government through BNDES, and its affiliates for the on-lending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.

- Real estate loans: This loan category consists mainly of loans for the construction, refurbishment, extension and acquisition of homes. Our real estate loans are primarily funded from Central Bank mandated portions of our savings account deposits. Real estate loans are principally made to retail bank customers to finance home acquisitions. This system generally has a maturity of up to 15 years.

- Lease financing: We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing. Our leasing portfolio mainly consists of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers.

- Government: Loans for federal government, state and municipal entities.

- Individuals: We provide individual customers with three main credit products: overdraft accounts, consumer credit loans and personal credit loans. Also we are one of the largest issuers of credit cards in Brazil, under the Itaucard brand.

- Agricultural loans: Funding for our agricultural loans is obtained from Central Bank mandated portions of our deposit base. Our agricultural loans are principally made to agro-industrial borrowers.

Loan Approval Process

For a discussion of our loan approval process, see “Item 4B. Business Overview - Risk Management - Credit Risk Management.”

Indexing

Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and pass-through operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 12.3%, 13.7% and 19.9% of our loan portfolio as of December 31, 2006, 2005 and 2004, respectively.

Loans and Leases - Maturity and Interest Rates

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2006 by maturity according to the type of loans and leases, as well as the classification of such portfolio between variable and fixed rates for each range of maturity:

Current

(in millions of R$)

Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
Commercial:
Industrial and others	5,333	6,449	3,149	3,226	4,991	2,346	1,425
Import financing	80	112	81	133	36	38	-
Export financing	340	807	535	345	516	190	-
Real estate loans	55	111	157	267	670	1,155	-
Lease financing	668	1,351	1,792	3,272	7,091	1,695	-
Government	6	9	63	51	257	427	-
Individuals:
Overdraft	-	-	-	-	-	-	2,009
Financing and others	1,014	1,402	1,815	3,153	6,489	724	-
Credit card	-	-	-	-	-	-	8,054
Agricultural	313	551	897	973	357	363	-
Total (1)	7,809	10,792	8,489	11,420	20,407	6,938	11,488

Overdue

(in millions of R$)

Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
Commercial:
Industrial and other	550	204	157	137	13	27,980	(1,257)	26,723
Import financing	5	7	-	-	-	492	(8)	484
Export financing	67	24	8	10	6	2,848	(7)	2,841
Real estate loans	13	18	18	25	10	2,499	(267)	2,232
Lease financing	123	49	22	163	-	16,226	(401)	15,825
Government	2	-	-	-	-	815	(1)	814
Individuals:
Overdraft	234	94	115	63	-	2,515	(993)	1,522
Financing and other	345	237	202	142	12	15,535	(2,511)	13,024
Credit card	424	212	251	214	2	9,157	(894)	8,263
Agricultural	14	1	-	2	-	3,471	(60)	3,411
Total (1)	1,777	846	773	756	43	81,538	(6,399)	75,139

(1) Non-accrual loans of R$ 3.9 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Current

(in millions of R$)

	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
Interest rate of loans to customers by maturity:
Variable rates	2,210	3,964	2,885	2,943	5,916	4,337	650
Fixed rates	5,599	6,828	5,604	8,477	14,491	2,601	10,838
Total (1)	7,809	10,792	8,489	11,420	20,407	6,938	11,488

Overdue

(in millions of R$)

	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans
Interest rate of loans to customers by maturity:
Variable rates	305	50	18	24	27	23,329
Fixed rates	1,472	796	755	732	16	58,209
Total (1)	1,777	846	773	756	43	81,538

(1) Non-accrual loans of R$ 3.9 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

Loans outstanding to foreign borrowers do not exceeded 1% of total assets to borrowers in any country, as of December 31, 2006, 2005 and 2004.

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)

	2006		2005		2004
Sectors	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Public Sector	814	1.0%	1,293	2.3%	973	2.3%
Petrochemical industry	187	0.2%	230	0.4%	321	0.8%
Others	627	0.8%	1,063	1.9%	652	1.5%
Private Sector	80,724	99.0%	54,089	97.7%	41,709	97.7%
Industry	15,565	19.0%	10,762	19.4%	11,618	27.3%
Siderurgy, metallurgy and mechanics	2,564	3.1%	1,557	2.8%	1,341	3.1%
Chemical and petrochemical	2,545	3.0%	1,522	2.7%	1,705	4.0%
Food and beverages	2,796	3.4%	1,724	3.1%	1,784	4.3%
Pulp and paper	798	1.0%	483	0.9%	781	1.8%
Light and heavy vehicles	457	0.6%	638	1.2%	653	1.5%
Electronics	877	1.1%	613	1.1%	707	1.7%
Textile and clothing	860	1.1%	506	0.9%	425	1.0%
Auto parts and accessories	400	0.5%	314	0.6%	411	1.0%
Fertilizer, insecticide and defensive	906	1.1%	741	1.3%	1,075	2.5%
Pharmaceutical	323	0.4%	298	0.5%	134	0.3%
Tobacco	281	0.3%	385	0.7%	509	1.2%
Construction material industry	508	0.6%	360	0.7%	305	0.7%
Rubber	252	0.3%	118	0.2%	86	0.2%
Glasses and crystals	78	0.1%	125	0.2%	134	0.3%
Other industries	1,920	2.4%	1,378	2.5%	1,568	3.7%
Commerce	6,268	7.8%	4,265	7.8%	3,179	7.4%
Food, beverage and tobacco	551	0.7%	495	0.9%	321	0.8%
Specialty products	469	0.6%	380	0.7%	359	0.8%
Vehicles	776	1.0%	455	0.8%	317	0.7%
Auto parts and accessories	331	0.4%	204	0.4%	141	0.3%
Wholesale	540	0.7%	297	0.5%	192	0.5%
Clothing and shoes	360	0.4%	219	0.4%	171	0.4%
Fuel commerce	465	0.6%	227	0.4%	190	0.4%
Farming products	265	0.3%	254	0.5%	184	0.4%
Chemical and petrochemical products	650	0.8%	527	1.0%	453	1.1%
Commerce	1,861	2.3%	1,207	2.2%	851	2.0%
Services	10,954	13.4%	8,794	15.8%	6,875	16.1%
Finance	943	1.2%	626	1.1%	350	0.8%
Telecommunications	864	1.1%	1,038	1.9%	1,296	3.0%
Public service providers	1,741	2.1%	2,512	4.5%	2,023	4.7%
Holding and services provider	2,341	2.9%	1,435	2.6%	1,373	3.2%
Real estate financing (companies)	395	0.4%	310	0.5%	126	0.4%
Contractors and estate agents	1,047	1.3%	721	1.3%	460	1.1%
Transportation	1,179	1.4%	753	1.4%	422	1.0%
Others	2,444	3.0%	1,399	2.5%	825	1.9%
Primary Sector	4,311	5.3%	2,623	4.8%	2,009	4.7%
Agriculture	3,443	4.2%	2,366	4.3%	1,800	4.2%
Mining	868	1.1%	257	0.5%	209	0.5%
Individuals	42,712	52.4%	27,130	49.0%	17,694	41.4%
Credit cards	9,157	11.2%	4,079	7.4%	2,709	6.3%
Real estate financing	2,104	2.6%	1,675	3.0%	1,770	4.1%
Consumer loans/vehicles/overdraft	31,451	38.6%	21,376	38.6%	13,215	31.0%
Others	914	1.1%	515	0.9%	334	0.8%
Other – business	914	1.1%	515	0.9%	334	0.8%
TOTAL	81,538	100.0%	55,382	100.0%	42,682	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to clients. In order to categorize transactions under the Central Bank system, we consider the classification of the client as a starting point. In addition, we also take into consideration any time past due with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The following table presents at December 31, 2006 and 2005 our classification of the loan and lease portfolio, according to the Central Bank categories, and at December 31, 2006 non-accrual loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

(in millions of R$, except percentages)

2006				2005
Central Bank categories	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
AA	12,962	15.9%	-	-	8,799	15.9%
A	36,029	44.2%	-	257	24,788	44.8%
B	18,068	22.2%	-	258	12,627	22.8%
C	4,402	5.4%	-	189	3,404	6.1%
D	3,069	3.7%	630	439	1,805	3.2%
E	2,178	2.7%	527	935	1,529	2.8%
F	1,789	2.2%	625	1,280	1,378	2.5%
G	521	0.6%	416	521	341	0.6%
H	2,520	3.1%	1,708	2,520	711	1.3%
Total	81,538	100.0%	3,906	6,399	55,382	100.0%

Non-accrual Loans

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2006, we did not have any individually material non-accrual loan.

Charge-offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Loans and Leases Quality Information

The following table presents our non-accrual loans together with certain asset quality ratio for the years 2002 through 2006.

(in millions of R$, except percentages)

	2006	2005	2004	2003	2002
Non-accrual loans and foreclosed assets	4,169	2,223	1,378	1,627	1,666
Non-accrual loans	3,906	1,981	1,196	1,476	1,488
Foreclosed assets, net of reserves	263	242	182	151	178
Allowance for loan losses	6,399	3,933	2,811	2,848	2,748
Total loans and leases	81,538	55,382	42,682	35,016	34,209
Non-accrual loans as a percentage of total loans	4.8%	3.6%	2.8%	4.2%	4.3%
Non-accrual loans and foreclosed assets as a percentage of total loans	5.1%	4.0%	3.2%	4.6%	4.9%
Allowance for loan losses as a percentage of total loans	7.8%	7.1%	6.6%	8.1%	8.0%
Allowance for loan losses as a percentage of non-accrual loans	163.8%	198.5%	235.0%	193.0%	184.7%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	153.5%	176.9%	204.0%	175.1%	165.0%

Allowance for Loan and Lease Losses

The following table sets forth activity in the allowance for loan losses for years 2006, 2005, 2004, 2003 and 2002.

(in millions of R$, except percentages)

	2006	2005	2004	2003	2002
Balance at the beginning of period	3,933	2,811	2,848	2,748	2,250
Charge-offs	(3,608)	(2,339)	(1,521)	(2,131)	(1,892)
Commercial
Industrial and other	(1,761)	(1,037)	(469)	(616)	(185)
Import financing	-	-	(2)	-	-
Real estate loans	(123)	(99)	(114)	(123)	(120)
Lease financing	(183)	(66)	(41)	(59)	(46)
Government	(3)	-	-	(3)	(437)
Individuals
Overdraft	(365)	(381)	(196)	(275)	(286)
Financing	(564)	(463)	(499)	(795)	(553)
Credit card	(609)	(293)	(200)	(260)	(264)
Agricultural	-	-	-	-	(1)
Recoveries	926	824	617	536	266
Commercial
Industrial and other	95	210	45	101	32
Real estate	161	116	89	56	62
Direct lease financing	41	22	31	37	31
Individuals
Overdraft	161	152	159	103	46
Financing	376	250	190	151	57
Credit card	92	74	103	88	34
Agricultural	-	-	-	-	4
Net charge-offs	(2,682)	(1,515)	(904)	(1,595)	(1,626)
Provision for loan losses	5,148	2,637	867	1,695	2,124
Balance at the end of period	6,399	3,933	2,811	2,848	2,748
Ratio of charge-offs during the period to average loans outstanding during the period	5.6%	4.9%	4.2%	6.5%	6.6%
Ratio of net charge-offs during the period to average loans outstanding during the period	4.2%	3.1%	2.5%	4.9%	5.7%
Ratio of allowance for loan losses to total loans and leases	7.8%	7.1%	6.6%	8.1%	8.0%

The following table sets forth our provision for loan losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2006, 2005 and 2004.
(in millions of R$, except percentages)

	2006	2005	2004	2006/2005	2005/2004
Provision for loan and lease losses	(5,148)	(2,637)	(867)	95.2%	204.2%
Loan charge-offs	(3,608)	(2,339)	(1,521)	54.3%	53.8%
Loan recoveries	926	824	617	12.4%	33.5%
Net charge-offs	(2,682)	(1,515)	(904)	77.0%	67.6%

Our allowance for loan and lease losses is intended to cover probable credit losses in our current portfolio. Our entire allowance is available to cover credit losses inherent to our entire portfolio.

In order to review our loans and lease portfolio, to identify risk and to assess the collection ability of the portfolio, we classify our portfolio in two main categories, despite considering specific characteristics of their components, for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed,” we include large corporate non-homogeneous loans representing significant individual credit exposures that we determine we need to review for impairment. In the second category, “credits reviewed on a portfolio basis,” we include our homogeneous credit portfolios, which are comprised of commercial and consumer loans.

To determine the amount of allowance corresponding to the credits individually reviewed, which are considered impaired and that constitutes our specific loss component of the allowance for loan and lease losses, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral to estimate expected cash flows of repayment from these loans.

For credits individually reviewed and not considered to be impaired, we classify loans on different rating categories. Attribution to a category is based on several qualitative and quantitative factors applied though internally developed models. We estimate probable losses for each rating category considering market-wide experience, since we only have a limited history of corporate loan loss experience to serve as a statistical pool to estimate probable losses.

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

During the year ended December 31, 2002 we charged-off credits in a total amount of R$1,892 million and as of December 31, 2002 our ratio of allowance for loan and lease losses to total loans and leases was 8.0%. We consolidated Itaú BBA upon its acquisition on December 31, 2002, and accounted for the loans acquired upon the acquisition of Itaú BBA at their estimated fair value, not recognizing upon the acquisition a separate amount for allowance for loan and lease losses. The ratio of allowance for loan and lease losses to total loans and leases, disregarding Itaú BBA’s loans and leases, would have been 9.9%. This amount (9.9%) represents an increase with respect to the 8.7% observed as of December 31, 2001. It also reflects a slight deterioration in the quality of our loan portfolio as the result of the economic environment in Brazil during 2002, especially in our retail customers, despite the adoption of more stringent credit policies.

During the year ended December 31, 2003 we charged-off credits in a total amount of R$ 2,131 million and as of December 31, 2003 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The recovery of credits recorded against allowance for loan losses improved. Our efforts to enhance our credit recovery processes while preserving our relationship with customers have presented positive results.

During the year ended December 31, 2004 we charged-off credits in a total amount of R$ 1,521 million and as of December 31, 2004 our ratio of allowance for loan and lease losses to total loans and leases was 6.6%. This reduction in the ratio of allowance for loan and lease losses to total loans resulted from the improvement in credit quality during 2004, highlighting the consistent reduction in delinquency during the year, mainly because of the favorable economic period the country was experiencing. Also, this situation resulted from continuous efforts to enhance the quality in our credit portfolio, aiming to obtain the best risk-return relationship in our operations.

During the year ended December 31, 2005 we charged-off credits in a total amount of R$ 2,339 million and as of December 31, 2005 our ratio of allowance for loan and lease losses to total loans and leases was 7.1%. The increase in the ratio of allowance for loan and lease losses to total loans resulted from the increase in the volume of credit operations, mainly from our strategy of increasing our presence in consumer credit segment and a significant increase in the demand for credit of our customers from the individuals segment. We have maintained our policy of continuously enhance the quality in our credit portfolio, aiming to obtain the best risk-return relationship in our operations. Our recoveries presented a favorable performance, mainly resulted from our continuous efforts to improve our recovery process, but preserving the relationship with our customers.

During the year ended December 31, 2006 we charged-off credits in the total amount of R$ 3,608 million and as of December 31, 2006 our ratio of allowance for loan and lease losses to total loans and leases was 7.8%, an amount higher than the 7.1% as of December 31, 2005. The increase in the number of business units focused on serving customers from the several segments in which we operate has contributed to the increases in loans and financing, with a significant growth in vehicle financing, personal loan and credit card operations. The change in the mix of our credit portfolio contributed to the increase in allowance for loan losses, because channeling funds into transactions capable of generating greater financial margins simultaneously means taking on greater risks. We maintained our policy of enhancing credit quality, aiming to obtain the best risk-return ratio from operations. The recovery of charged-off credits against the allowance for loan losses showed a favorable performance. Our efforts to enhance the recovery processes, while preserving the relationship with customers showed positive results.

Allocation of the Allowance for Loans Losses

The following table sets forth our allocation of the allowance for loan losses as of December 31, 2006, 2005, 2004, 2003 and 2002. The allocated amount of the allowance is expressed as a percentage of the related loan amount with the corresponding percentage of the loan category to total loans.

(in millions of R$, except percentages)

	2006			2005			2004			2003			2002
	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	1,257	1.5%	34.3%	855	1.5%	36.1%	691	1.6%	37.9%	898	2.6%	38.7%	689	2.0%	37.8%
Import financing	8	0.0%	0.6%	3	0.0%	0.7%	7	0.0%	2.4%	42	0.1%	3.8%	66	0.2%	7.0%
Export financing	7	0.0%	3.5%	6	0.0%	3.9%	7	0.0%	7.7%	52	0.2%	9.2%	22	0.1%	12.6%
Real estate loans, primarily residential housing loans	267	0.3%	3.1%	156	0.3%	3.6%	166	0.4%	4.4%	458	1.3%	5.9%	511	1.5%	6.8%
Lease financing	401	0.5%	19.9%	234	0.4%	15.0%	202	0.5%	9.2%	31	0.1%	3.7%	101	0.3%	2.9%
Government	1	0.0%	1.0%	3	0.0%	2.3%	12	0.0%	2.3%	4	0.0%	2.7%	4	0.0%	2.5%
Individuals:
Overdraft	993	1.2%	3.1%	553	1.0%	3.6%	265	0.6%	3.9%	189	0.5%	3.7%	224	0.7%	4.0%
Financing	2,511	3.1%	19.0%	1,718	3.1%	22.6%	1,165	2.7%	19.7%	910	2.6%	21.4%	825	2.4%	15.5%
Credit Card	894	1.1%	11.2%	324	0.6%	7.4%	213	0.5%	6.3%	186	0.5%	5.3%	243	0.7%	4.8%
Agricultural	60	0.1%	4.3%	81	0.2%	4.8%	83	0.2%	6.2%	78	0.2%	5.6%	63	0.2%	6.1%
Total	6,399	7.8%	100.0%	3,933	7.1%	100.0%	2,811	6.6%	100.0%	2,848	8.1%	100.0%	2,748	8.1%	100.0%

(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The following table sets forth the average balances of deposits together with the average interest rate paid for each period presented.

(in millions of R$, except percentages)

	2006		2005		2004
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest-bearing deposits	12,685		10,172		8,885
Demand deposits	11,977		9,951		8,866
Other deposits	707		220		19
Interest-bearing deposits	39,023	9.93%	30,634	10.81%	23,547	8.54%
Deposits from banks	1,245	7.03%	447	7.61%	497	9.96%
Savings deposits	20,907	6.85%	19,735	7.61%	18,764	6.79%
Time deposits	16,872	13.95%	10,452	16.99%	4,286	16.04%
Total	51,707	7.49%	40,806	8.11%	32,433	6.20%

Maturity of Deposits

The following table sets forth the maturity distribution of our deposits at December 31, 2006.

(in millions of R$)

	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total
Non-interest-bearing deposits	18,771	-	-	-	18,771
Demand deposits	17,007	-	-	-	17,007
Other deposits	1,764	-	-	-	1,764
Interest-bearing deposits:	29,284	2,951	1,978	4,713	38,926
Savings deposits	22,912	-	-	-	22,912
Time deposits	6,276	2,836	1,919	4,689	15,720
Deposits from banks	96	115	59	24	294
Total	48,055	2,951	1,978	4,713	57,697

The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us at December 31, 2006.

(in millions of R$)

Maturity within three months	4,160
Maturity after three months to six months	2,775
Maturity after six months to twelve months	1,851
Maturity after twelve months	3,498
Total time deposits in excess of US$100,000	12,285

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview - Regulation and Supervision - Capital Adequacy Requirements.” Additional information on capital requirements is discussed in note 30 to our consolidated financial statements.

Minimum Capital Requirements

The following table presents as of December 31, 2006, 2005 and 2004, the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. The information is presented on a fully consolidated basis, as required by the Central Bank.

(in millions of R$, except percentages)

	Full consolidation
	2006	2005	2004
Regulatory capital (1)	30,478	17,681	17,620
Minimum regulatory capital required (2)	19,446	11,471	9,427
Capital to risk-weighted assets ratio	17.2%	17.0%	20.6%
Excess of regulatory capital over minimum regulatory capital required	11,032	6,210	8,193

(1) Based on Central Bank requirements (see note 30 to our consolidated financial statement).

(2) The minimum requirement in Brazil was 11% as of December 31, 2006, 2005 and 2004.

Funds obtained through the issue of subordinated debt securities, which are considered Tier 2 capital purposes of that ratio, are described below:

I) Bank Deposit Certificates:

- issued on 12/23/2002, with nominal value of R$ 850 million with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% per year;

- issued on 02/26/2003, with nominal value of R$ 673 million with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon maturity.

II) Non-convertible debentures:

- issued on 09/01/2001, with nominal value of R$ 600 million with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

III) Euronotes:

- issued on 08/13/2001, in the amount of US$100 million, and on 11/09/2001, in the amount of US$ 80 million, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% per year;

- issued on 08/13/2001, in the amount of ¥ 30,000 million, also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% per year;

- issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50 million (US$ 30 million held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% per year up to 06/28/2007 and, after this date and up to maturity, at the rate of 13.625% per year.

IV) Redeemable preferred shares:

- issued on 12/31/2002 by Itau Bank, Ltd., in the amount of US$ 393 million, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% per year, paid semiannually.

Short-term Borrowings

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$ 41,873 million, R$ 24,204 million e R$ 19,140 million at December 31, 2006, 2005 and 2004, respectively. The principal categories of short-term borrowings are federal funds purchased and securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

The following table presents a summary of the primary short-term borrowings for the periods indicated.

(in millions of R$, except percentages)

	2006	2005	2004
Securities sold under repurchase agreements
Amount outstanding	10,888	6,771	6,786
Maximum amount outstanding during the period	15,483	7,749	16,262
Weighted average interest rate at period-end	13.17%	20.60%	17.30%
Average amount outstanding during period	9,983	5,909	10,809
Weighted average interest rate	13.17%	20.60%	17.30%
Trade finance borrowings
Amount outstanding	1,980	1,789	2,502
Maximum amount outstanding during the period	2,394	3,151	5,271
Weighted average interest rate at period-end	5.78%	4.31%	2.34%
Average amount outstanding during period	1,633	1,954	3,811
Weighted average interest rate	5.19%	3.53%	2.37%
Local on lendings
Amount outstanding	78	114	336
Maximum amount outstanding during the period	142	119	292
Weighted average interest rate at period-end	5.74%	5.87%	6.78%
Average amount outstanding during period	47	83	97
Weighted average interest rate	7.28%	5.34%	7.91%
Mortgage notes
Amount outstanding	520	-	-
Maximum amount outstanding during the period	520	-	-
Weighted average interest rate at period-end	12.37%	-	-
Average amount outstanding during period	346	-	-
Weighted average interest rate	12.35%	-	-
Euronotes
Amount outstanding	43	37	82
Maximum amount outstanding during the period	237	110	589
Weighted average interest rate at period-end	5.30%	4.57%	2.61%
Average amount outstanding during period	88	36	238
Weighted average interest rate	5.03%	5.76%	3.77%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	28,160	15,303	9,256
Maximum amount outstanding during the period	29,210	15,303	9,256
Weighted average interest rate at period-end	13.05%	17.19%	14.86%
Average amount outstanding during period	19,154	12,564	6,729
Weighted average interest rate	13.05%	15.43%	14.73%
Fixed rate notes
Amount outstanding	119	-	-
Maximum amount outstanding during the period	344	-	-
Weighted average interest rate at period-end	13.40%	-	-
Average amount outstanding during period	156	-	-
Weighted average interest rate	13.40%	-	-
Other short-term borrowings
Amount outstanding	85	190	178
Maximum amount outstanding during the period	336	401	105
Weighted average interest rate at period-end	3.85%	8.34%	1.47%
Average amount outstanding during period	177	142	25
Weighted average interest rate	9.30%	5.14%	2.60%
Total amount outstanding	41,873	24,204	19,140

4C. Organizational Structure

Itaú Holding is part of the Itaúsa group of companies, which is one of the largest private business groups in Brazil in terms of revenues. See “Item 4B. Business Overview - Our Ownership Structure” and “Item 7A. Major Shareholders.”

4D. Property, Plants and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The four main offices and the main activities conducted in each of them are:

•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo - head office, commercial area, back-offices and main administrative areas,

•	CAT, or Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, Tatuapé, São Paulo - SP,

•	CTO, or Centro Técnico Operacional, located at Avenida do Estado, 5533, São Paulo - data processing center, and

•	The wholesale and investment bank, located at Avenida Brigadeiro Faria Lima, 3400 - 3º ao 8º andar - São Paulo (leased office).

We lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliate entities under renewable leases with terms ending from the first half of 2007 to the third quarter of 2025. Of our total administrative offices and branches (including electronic service points, banking sites and parking), 24% of buildings are owned by our subsidiaries and us and 76% are leased. Limiting this to central administrative buildings and branches, 48% of these buildings are owned by us and our subsidiaries, and 52% are rented.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A . Selected Financial Data.”

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

In 2004, Brazil’s economy rebounded significantly. The decline in both inflation and inflation expectations by mid-2003 allowed the Central Bank to decrease the short-term interest rate target during the second half of the year. Real GDP growth in 2004 was 5.7%, powered initially by exports and complemented by investment and consumption. Exports benefited from an increase in world trade and increased 32% to US$ 96.5 billion from US$ 73.1 billion in 2003. Imports increased 30% to US$ 62.8 billion, and the trade balance totaled US$ 33.7 billion. The current account continued positive for the second year in a row. Consumer price inflation decreased from 9.3% in 2003 to 7.6% in 2004, which was within the target band of 3% to 8% set by the National Monetary Council. Nevertheless, the Central Bank began tightening the monetary policy in September, to bring inflation closer to the target for 2005, which was set at 4.5% with a 2.5-percentage-point tolerance. The benchmark interest rate was raised from an annualized rate of 16% in June to 17.75% by year-end.

The primary fiscal surplus was 4.2% of GDP. The combination of primary fiscal surplus, economic growth, lower interest rates and exchange rate appreciation resulted in a decline of more than 5 percentage points in the debt/GDP ratio. However, the strong revenue performance was not accompanied by restrained government spending, which slowed the pace of debt reduction. The Congress also approved a significant increase in the minimum wage, which increased Social Security spending.

Real GDP growth slowed to 2.9% in 2005 as a result of the monetary policy stance. The Central Bank gradually raised the basic interest rate to 19.75% in May, helping to reverse medium-term inflation expectations. A favorable food price shock allowed the Central Bank to start a process of monetary easing in September, and the benchmark interest rate was cut to 18% by year-end, while consumer price inflation decreased to 5.7%, well within target levels.

In 2006 the inflation target was again overran, with the rate of inflation at 3.14%, while the target was 4.5%. The easing of monetary policy continued in 2006, with the interest rate being reduced from 18% to 13.25% during the year, but it was not enough to stimulate growth. As a result GDP growth reached 3.7%. Although the prospects of recovery and further interest rate reductions continue to be likely a reversal in monetary policy cannot be ruled out.

The strong foreign trade performance continued in 2006, despite an additional 8.7% appreciation of the real against the dollar. Exports grew 16% to US$ 137.5 billion from US$ 118.3 billion in 2005. Imports increased 24.3% to US$ 91.4 billion, and the trade balance totaled US$ 46 billion. The current account balance remained positive at US$ 13.5 billion, while the total external debt increased to US$ 192 billion from US$ 188 billion in 2005. The Central Bank pursued an active policy of rebuilding its international reserves, which totaled US$ 86 billion by year-end. These developments made the economy less dependent on foreign financing and resulted in a marked reduction in the sovereign credit risk.

The consolidated primary fiscal surplus was 3.9% of GDP in 2006. However, slow economic growth and high real interest rates implied the relative stability of the ratio of net public debt to GDP at 44.9%, close to the 46.5% level in 2005. Significant progress has been made in public debt management, reducing the share of instruments paying floating interest rate and securities indexed to the exchange rate, and increasing the share of fixed-rate and inflation-linked bonds.

The following table shows the real GDP growth, the inflation rate and the average real interest rate in Brazil for each of the years ended December 31, 2006, 2005 and 2004:

	At and for the year ended December 31,
	2006	2005	2004
Real GDP growth % (1)	3.7	2.9	5.7
Inflation rate % (2)	3.79	1.22	12.14
Inflation rate % (3)	3.14	5.69	7.60
Exchange rate variation %(R$ /US$)(4)	(8.66)	(11.82)	(8.13)
TR – a reference interest rate %(4) (accumulated rates for the period)	2.04	2.83	1.82
TR – a reference interest rate %(4) (period end)	1.84	2.76	2.92
CDI (interbank interest rate) %(5) (accumulated rates for the period)	15.03	19.00	16.18
CDI (interbank interest rate) %(5) (period end)	13.17	17.99	17.76
SELIC – overnight interest rate %(4) (accumulated rates for the period)	15.08	19.05	16.25
SELIC – overnight interest rate %(4) (period end)	13.19	18.05	17.75

(1) Source: Instituto Brasileiro de Geografia e Estatística (IBGE).

(2) Source: IGP-DI, as published by the Fundação Getulio Vargas.

(3) Source: IPCA, which is the Consumer Price Index, published by IBGE.

(4) Source: Central Bank.

(5) Source: CETIP – Custody and Settlement Chamber.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1999 through 2006:

	Inflation Rate (%) as measured by IGP-DI (6)	Inflation Rate (%) as measured by IPCA (7)
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(6) Source: IGP-DI, as published by the Fundação Getulio Vargas.

(7) Source: IPCA, which is the Consumer Price Index, published by IBGE.

Certain Effects of the Real Variation and Interest Rates on Our Net Interest Income

The variation of the real can affect our net interest income because a significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real devaluates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings as the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans due to increased interest income from such assets measured in reais. When the real appreciates, the effects are the opposite of those described above. As a consequence, the management of the gap in foreign currencies can have material effects on the net income.

Unless otherwise indicated, the discussion in “Item 5. Operating and Financial Review and Prospects” relates to our average interest rates and yields. Our interest rates are measured in reais and include the effect of the variation of the real against foreign currencies. In addition, in periods of high interest rates our interest income increases, to the extent that interest rates on our interest-yielding assets increase. Conversely, our interest expense increases to the extent that interest rates on our interest-yielding liabilities increase.

Discussion of Critical Accounting Policies

General

The preparation of the financial statements included in this annual report involves certain assumptions that are derived from historical experience and various other factors that we deemed reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 2 to our consolidated financial statements include a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Allowance for Loans and Lease Losses

The allowance for loans and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The methodology for determining the allowance for loans and lease losses is further described in “Item 4. Information on the Company - Selected Statistical Information - Allowance for Loans and Lease Losses.” The determination of the amount of allowance for loans and lease losses involves judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis. The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating. Many factors affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis, such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during such measurements. Additionally, factors affecting the specific amount of provisions to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category. Although we frequently review and improve our models, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment results in greater uncertainty of these models than in more stable macroeconomic environments.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives. Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements. As of December 31, 2006 and 2005, a total of R$48.4 billion and R$31.2 billion, respectively, were recorded at fair value on our balance sheet. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The determination of fair value when quoted market prices are not available involves judgment by our management. For example, there are often limited market data to rely upon when estimating the impact of holding a large or aged position. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. The lack of precision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our operating results. Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the allowance for loan and lease losses, estimates of the fair value of financial instruments, estimates of fair value of assets and liabilities acquired in business combinations, the amount of allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability and the estimate of contingent losses. Therefore, actual results could differ from our estimates.

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Results of Operations

The table below shows the major components of our net income for 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(in millions of R$)

Interest income	28,023	21,237
Interest expense	(10,939)	(8,728)
Net interest income	17,084	12,509
Provision for loan and lease losses	(5,148)	(2,637)
Net interest income after provision for loan and lease losses	11,936	9,872
Non-interest income	14,178	11,908
Non-interest expense	(17,851)	(14,334)
Net income before taxes on income, minority interest and cumulative effect of a change in accounting principle	8,263	7,446
Taxes on income	(2,390)	(1,941)
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	5,873	5,505
Minority interest	23	(55)
Cumulative effect of a change in accounting principle, net of tax effect	-	3
Net income	5,896	5,453

In 2006, our net income increased to R$5,896 million, representing a 8.1% increase compared to 2005, mainly due to an increase of R$2,064 million in our net interest income after provision for loan and lease losses. This was mainly due to the increase of R$6,786 million in interest income, primarily as a result of the growth of the balance of loans and leases, as well as from the positive effects caused by the change in the mix of our credit portfolios. The increase was partially offset by an increase of R$2,211 million in interest expense caused by the higher volume of funds used to support a significant demand for credit.

The increase in our provision for loan and lease losses resulted from our strategy of expanding our credit offerings to individuals, which has both the potential for higher financial margin and also higher risks exposure. The increase of R$2,270 million in non-interest income was primarily due to the increase in our operational activities, with particularly higher fee and commission income related to our credit card operations, checking account services and assets under management.

Non-interest expenses also had an increase in the amount of R$3,517 million reflecting the increase in salary and employee benefits, administrative expenses and other expenses associated with the increase in operating activities via organic growth and acquisitions.

Interest Income

The main components of our interest income for 2006 and 2005 are summarized in the table below.

	Year Ended December 31,
	2006	2005
	(in millions of R$)
Interest income
Interest on loans and leases	19,282	14,004
Interest on deposits in banks	2,760	2,446
Interest on Central Bank compulsory deposits	881	928
Interest on securities purchased under resale agreements	1,251	850
Interest on trading assets	2,538	1,710
Interest and dividends on available-for-sale securities	1,143	1,040
Interest on held-to-maturity securities	168	259
Total interest income	28,023	21,237

The 32.0% increase in interest income in 2006 is primarily due to an increase in the volume of credit transactions and to our strategy of changing the asset mix to focus on higher margin products and on segments capable of generating higher financial margins, with emphasis on loans to individuals and small companies.

The table below shows the performance of credit transactions with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatory required loans,” which are loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B - Information on the Company - Business Overview - Regulation and Supervision”.

	As of December 31,
	(in millions of reais, except for percentages)
	2006		2005
Total of loans and leases	81,538	89.4%	55,382	89.1%
Surities and endorsements	9,697	10.6%	6,785	10.9%
Total of loans and leases (including surities and endorsements)	91,235	100.0%	62,167	100.0%

	As of December 31,
	(in millions of reais, except for percentages)
	2006		2005		Variation (%)
Loans to individuals	40,491	44.4%	25,516	41.0%	14,975	58.7%
Credit Card	9,157	10.0%	4,079	6.6%	5,078	124.5%
Personal Credit	12,746	14.0%	10,282	16.5%	2,464	24.0%
Vehicles	18,588	20.4%	11,155	17.9%	7,433	66.6%
Loans to companies	44,774	49.1%	32,005	51.5%	12,769	39.9%
Micro-, Small- and Medium-sized Companies	19,114	21.0%	11,687	18.8%	7,427	63.6%
Large Companies	25,660	28.1%	20,318	32.7%	5,342	26.3%
Regulatory Required Loans *	5,970	6.5%	4,647	7.5%	1,323	28.5%
Total of loans and leases (including surities and endorsements)	91,235	100.0%	62,167	100.0%	29,068	46.8%

* Regulatory Required Loans are composed by loans to individuals and to companies

Interest on loan and leases increased by R$5,278 million, totaling R$19,282 million in 2006.

The increase was mainly a result of a R$17,480 million increase in the average volume of loans and lease transactions, combined with the change in the product and customer mix. The income growth in the year primarily reflects the balance growth of our credit portfolio to individuals, credit card, vehicle financing and micro-, small- and medium-sized companies that took place throughout 2006.

The total balance of loans and leases, including sureties and endorsements, grew by 46.8% in the period, totaling R$91,235 million at the end of 2006, of which R$9,127 million resulted from BankBoston operations. The increased number of branches targeted to customers in different segments contributed to increase the balance of total loans and leases.

Loans to individuals totaled R$40,491 million, an increase of 58.7% compared to 2005. The most significant change in balance on an yearly basis was seen in the credit card segment. This change was due to organic growth in our card base, increase in the average ticket and, most importantly, consolidation of the portfolio arising from the split-off of Credicard which balance reached R$3,936 million at the end of 2006. The volume of vehicle financing increased 66.6% in 2006. Vehicle financing transactions have consistently grown at a strong pace. This growth was not aided by the acquisition of the BankBoston operations, as BankBoston did not operate in this segment. Personal credit transactions, one of our main business focus, showed a 24.0% increase in the period. The growth of individuals’ transactions - with lower amounts borrowed but higher margins - produced a positive effect on our net interest income.

Loans to companies totaled R$44,774 million in 2006, a 39.9% increase in comparison with the balance of 2005. Loans to micro-, small- and medium-sized companies totaled R$19,114 million in 2006, increasing 63.6% compared to 2005. The acquisition of the operations of BankBoston was an important driver in the expansion of our activities in this segment, allowing us to significantly penetrate in this segment. Loans to large companies also increased, totaling R$25,660 million in 2006. In 2006, the credit demand by large companies also increased, although many of them of them funded their expansion projects in the equity capital markets.

At the end of 2006, credit to individuals accounted for 44.4% of the total loans and leases portfolio, compared with 41.0% in 2005. Similarly, credit to companies comprised 49.1% of the loan portfolio in 2006, compared with 51.5% in 2005.

Interest on Central Bank compulsory deposits totaled R$881 million in 2006, a 5.1% drop compared to 2005. This decrease was primarily driven by the reduction in the basic interest rate during the period, which was partially offset by the increased volume of Central Bank compulsory deposits.

The average balance of securities purchased under resale agreements increased by 65.2% compared to 2005. Accordingly, the income related to these transactions also increased by R$401 million in 2006, or 47.2%, compared to 2005.

Our income from interest on trading assets increased by R$828 million in 2006 compared to 2005, totaling R$2,538 million. This increase was primarily due to the increase in the amount of R$9,830 million in the average volume of trading assets in 2006 compared to 2005.

Interest income from available-for-sale securities increased by R$103 million in 2006 compared to 2005, mainly because of the increase in the average balance of securities classified as available-for-sale.

Income from interest on held-to-maturity securities reached R$168 million in 2006, decreasing R$91 million in comparison to the amount of 2005 as the average balance of these securities decreased by R$700 million in 2006.

Interest Expense

The following table describes the main components o four interest expense in 2006 and 2005.
	Year Ended December 31,
	2006	2005
Interest expense	(in millions of R$)
Interest on deposits	(3,873)	(3,311)
Interest on securities sold under repurchase agreements	(2,003)	(1,218)
Interest on short-term borrowings	(2,297)	(1,986)
Interest on long-term debt	(1,402)	(1,025)
Interest credited to investment contracts account balance	(1,364)	(1,188)
Total interest expense	(10,939)	(8,728)

In 2006, the total interest expense was R$10,939 million, an increase of R$2,211 million from 2005.

This increase of 25.3% in our interest expense was primarily due to an increase in the average balance of interest-bearing liabilities partially offset by lower interest rates.

Interest expense on deposits was R$3,873 million in 2006, an increase of R$562 million from 2005. This increase was mainly due to the higher average balance of interest-bearing deposits, especially in time deposits used to fund credit transactions.

Interest on securities sold under repurchase agreements increased by R$ 785 million in 2006 compared to 2005. This increase was mainly due to a 47.1% growth in the average balance of funds obtained.

Interest on short-term borrowings reached R$2,297 million in 2006, an increase of R$311 million in 2006 compared to 2005. This increase was mainly due to a 44.5% growth in the average balance of other short-term borrowings, and was partially offset by a slight reduction in interest rates on funds obtained.

Interest on long-term debt totaled R$1,402 million, an increase of R$377 million in 2006 compared to 2005. The lower appreciation of the real against the U.S. dollar in 2006 of 8.7% in relation to 2005 of 11.8% had the effect of increasing interest expenses year over year on long-term funds denominated in, or indexed to, foreign currencies.

Interest credited to investment contracts account balance reached R$1,364 million in 2006, an increase of R$176 million in 2006 compared to 2005. This increase is due to the growth in the average volume of funds managed under the private pension plans (VGBL and PGBL) considered investment contracts in 2006, partially offset by the decrease in interest rates during the period. See “Item 4B. Business Overview - Private Retirement Plans.”

Provision for Loan and Lease Losses

Increase in the provision for loan and lease losses was primarily a result of the significant increase of R$17,480 million in the average balance of total loans and leases, combined with the change in the mix of product and customer portfolios, especially consumer financing and micro-, small- and medium-sized companies credit transactions. The provision for loan and lease losses reached R$5,148 million in 2006, an increase of R$2,511 million in 2006 compared to 2005. The ratio of non-accrual loans as a percentage of total loans, calculated by dividing non-performing (more than 60 days overdue) loan balances by the total loan and lease portfolio balance was 4.8% at the end of 2006, a 1.2 percentage point increase in 2006 compared to 2005. We expected this increase in the provision for loan and lease losses to occur as a consequence of our strategy of expanding the credit portfolio volume and changing its mix to carry out transactions that have higher financial margin potentials but generally have a higher degree of risk. We monitor the ratio on a monthly basis and it remained stable over the last two quarters of 2006, still remaining within the limits established when we adopted this strategy.

Non-Interest Income

The table below shows the main components of our non-interest income in 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(in millions of R$)
Non-interest income
Fee and commission income	6,737	5,705
Trading income (losses)	2,132	2,532
Net gain (loss) on sale of available-for-sale securities	281	(20)
Net gain on foreign currency transactions	(139)	146
Net gain (loss) on translation of foreign subsidiaries	(153)	(330)
Equity in earnings of unconsolidated companies, net	511	583
Insurance premiums, income on private retirement plans and on capitalization plans	3,479	2,681
Other non-interest income	1,330	611
Total non-interest income	14,178	11,908

Non-interest income reached R$14,178 million in 2006, an increase of R$2,270 million in 2006 compared to 2005.

Our fee and commission income reached R$6,737 million, an increase of R$1,032 million in 2006 compared to 2005. This result was partially driven by a R$357 million increase in credit card commission income, of which R$319 million came from the Credicard operations transferred to us on April 2006 which are being consolidated as from such date. Moreover, fees charged on checking account services also increased R$334 million due to the growth in our customers’ base. Asset management fees also increased R$206 million, as a result of the increased number of customers and volume of managed funds. The total balance of managed funds was R$179,808 million, increasing by 49.5% on a year to year basis.

Trading income was R$2,132 million, a R$400 million decrease in 2006 compared to 2005. This decrease reflects lower gains associated with our risk management strategy, particularly derivative instruments used to hedge our investments abroad, and mark-to-market effects on securities.

Net gain (loss) on sale of available-for-sale securities totaled R$281 million in 2006, compared to a R$20 million loss in 2005. This increase was mainly due to declining interest rates in 2006, which created an environment for opportunities of gains on fixed-rate securities.

Losses on foreign currency transactions totaled R$139 million in 2006. Despite gains on foreign currency purchase and sale transactions, results were adversely affected by hedge positions taken in real, euro, yen and the dollar.

Loss on translation of foreign subsidiaries totaled R$153 million, compared to a loss of R$330 million in 2005. This variation is mainly due to the lower appreciation of the real against a number of foreign currencies in 2006, which affected our subsidiaries and investments abroad. The real appreciated 8.7% and 11.8% against the U.S. dollar in 2006 and 2005, respectively.

Equity in earning of unconsolidated companies, net totaled a gain of R$511 million in 2006, a decrease of R$72 million in 2006 compared to 2005, primarily as a result of consolidating the operations of Credicard transferred to us and no longer having an equity interest in Credicard. This decrease was partially offset by the improved performance of Redecard during 2006, driven by the increased use of credit cards in Brazil.

Insurance premiums, income on private retirement plans and capitalization plans totaled R$3,479 million in 2006, an increase of R$798 million in 2006 compared to 2005. This increase was mainly a result of the organic growth of our insurance and private retirement plan transactions, as well as the review of pricing and risk acceptance models. The number of life and accident insurance policies reached approximately 1,604,000 at the end of 2006, a 36.6% increase compared to 2005. The number of general insurance policies (automobile, life and personal accidents and residential) grew by 12.2% in the period, totaling approximately 2,890,000.

Other non-interest income reached R$1,330 million, an increase of R$719 million in 2006 compared to 2005. This increase was mainly caused by the recognition of a gain of R$ 433 million on the termination of the Credicard joint-venture and the transfer to us of 50% of its operations. We also recognized a gain of R$ 158 million associated to the sale of Credicard brand to Citigroup. See Note 3.b "Business Combinations - Our Credicard Operations to Our Financial Statements" for additional information.

Non-Interest Expense

The following table shows the main components of our non-financial expenses in 2006 and 2005.

	Year Ended December 31,
	2006	2005
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	(5,299)	(3,951)
Administrative expenses	(4,672)	(3,733)
Amortization of intangible assets	(609)	(441)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,663)	(2,233)
Depreciation of premises and equipment	(603)	(607)
Other non-interest expense	(4,005)	(3,369)
Total non-interest expense	(17,851)	(14,334)

Non-interest expense reached R$17,851 million, an increase of R$3,517 million in 2006 compared to 2005. In 2006, the main contribution to this increase were higher salaries and employee benefits and administrative expenses, in addition to the increase in claims, changes in provisions for insurance transactions, private retirement plans, and selling expenses for insurance, private retirement and capitalization products. These increases are associated with the expansion in our operating activities via organic growth and acquisitions.

Salaries and employee benefits expenses totaled R$5,299 million in 2006, a 34.1% increase from 2005. This increase is mainly due to increased number of branches, customer on-site branches and stores for low income non-bank customers. Furthermore, the impact of integrating BankBoston employees into our payroll totaled a cost of R$319 million in 2006. Salaries and employee benefits expenses were also affected by the remeasurement of the compensation cost related to our stock option plan - For more information, see “Note 2 - Significant Accounting Policies - s) Stock option plan” to our financial statements.

Administrative expenses totaled R$4,672 million in 2006, an increase of R$939 million compared to 2005, primarily as a result of a R$235 million increase in third-party services due to the expansion in telemarketing and collection efforts. Additionally, there was an increase in consulting and advisory service expenses incurred in connection with acquisitions, corporate restructuring and development of operations. Communication expenses were affected by higher mailing and telephone expenses, particularly due to the increased number of points of sale of products and provision of financial services. The volume of self-service transactions carried out at ATMs and contact centers increased by 3.6%. The growth in advertising and marketing expenses was due to campaigns run in connection with specific events, such as the World Cup, as well as the higher number of institutional and product campaigns. The expansion in our branch network and the integration of BankBoston operating activities also caused an increase in other administrative expenses.

Amortization of intangible asset expenses increased R$168 million because of the amortization of intangibles acquired during 2005 and 2006, such as the services provision agreement with the municipality of São Paulo and the customer relationships acquired as part of the acquisition of the operations of BankBoston and of Credicard.

Insurance claims, changes in reserves for insurance transactions, for private retirement plans and acquisition costs totaled R$2,663 million, representing a R$430 million increase in 2006 compared to 2005. The liabilities under investment contracts for PGBL and VGBL totaled R$14,253 million in 2006, a 39.9% increase from 2005. In 2006, the increase in claims was proportional to the increase in insurance premiums.

Other non-interest expenses increased R$636 million on an yearly basis, totaling R$4,005 million in 2006, primarily as a result of an increase in direct tax expenses on services, revenue and other taxes that increased in proportion to the expansion in our operating activities.

Taxes on Income

Taxes on income were R$2,390 million in 2006, a 23.1% increase compared to 2005, primarily as a result of the increase in taxable operating income. Earnings before taxes reached R$8,263 million in 2006, a R$817 million increase compared to 2005. As consequence, tax expense at statutory rates increased R$303 million on an yearly basis. Moreover, tax expense was also affected by increased non-deductible stock based compensation expenses in 2006, associated with the remeasurement of the compensation cost of our stock option plan.

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

Results of Operations

The following table shows the principal components of our net income for 2005 and 2004.

	Year Ended December 31,
	2005	2004
	(in millions of R$)

Interest income	21,237	16,434
Interest expense	(8,728)	(6,578)
Net interest income	12,509	9,856
Provision for loan and lease losses	(2,637)	(867)
Net interest income after provision for loan and lease losses	9,872	8,989
Non-interest income	11,908	9,995
Non-interest expense	(14,334)	(12,636)
Income before taxes on income and minority interest	7,446	6,348
Taxes on income	(1,941)	(1,673)
Net income before minority interest and extraordinary item	5,505	4,675
Minority interest	(55)	(43)
Net income before extraordinary item	5,450	4,632
Extraordinary item, net of tax effect	-	2
Cumulative effect of a change in accounting principle	3	-
Net income	5,453	4,634

Net income

In 2005, our net income increased to R$5,453 million, representing a 17.7% increase compared to 2004. The largest component of the increase in our net income was the increase of R$883 million in net interest income after provision for loan and lease losses. This increase was due to the increase of R$2.653 million in our net interest income primarily resulting from the growth of the balance of loans and leases, as well as from the positive effects caused by the change in our credit portfolio mix. This increase was partially offset by an increase of R$1,770 million in our provision for loan and lease losses due to our strategy to extend credit to individuals and charge more favorable interest rates to compensate our higher default risks. The increase of R$1.913 million in non-interest income was primarily associated with the increase in our operational activities and the new business dynamic associated with our consumer clients, account holders and non-account holders. Trading income associated with derivative instruments used to hedge our investments abroad also benefited non-interest income. Non-interest expenses also increased R$1,698 million reflecting the increase in salary expenses, administrative expenses and other non-interest expenses associated with the improvement in operational activities.

Interest Income

The following table shows the principal components of our interest income for 2005 and 2004.

	Year Ended December 31,
	2005	2004
	(in millions of R$)
Interest income
Interest on loans and leases	14,004	9,952
Interest on deposits in banks	2,446	1,215
Interest on Central Bank compulsory deposits	928	711
Interest on securities purchased under resale agreements	850	1,618
Interest on trading assets	1,710	1,903
Interest and dividends on available-for-sale securities	1,040	823
Interest on held-to-maturity securities	259	212
Total interest income	21,237	16,434

The 29.2% increase in interest income during in 2005 is primarily due to an increase in the volume of operations and to our strategy of changing the asset mix to focus on higher margin products. The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatory required loans”, which are loans required by Brazilian regulation, including financing for housing and agricultural loans.

	As of December 31,
	(in millions of reais, except for percentages)
	2005		2004
Total of loans and leases	55,382	89.1%	42,682	88.1%
Sureties and endorsements	6,785	10.9%	5,765	11.9%
Total of loans and leases (including sureties and endorsements)	62,167	100.0%	48,447	100.0%

	As of December 31,
	(in millions of reais, except for percentages)
	2005		2004		Variation (%)
Loans to individuals	25,516	41.0%	15,924	32.9%	9,592	60.2%
Credit Card	4,079	6.6%	2,709	5.6%	1,370	50.6%
Personal Credit	10,282	16.5%	6,901	14.2%	3,381	49.0%
Vehicles	11,155	17.9%	6,314	13.0%	4,841	76.7%
Loans to companies	32,005	51.5%	27,989	57.8%	4,015	14.3%
Micro-, Small- and Medium-sized Companies	11,687	18.8%	8,677	17.9%	3,009	34.7%
Large Companies	20,318	32.7%	19,312	39.9%	1,006	5.2%
Regulatory Required Loans *	4,647	7.5%	4,534	9.4%	113	2.5%
Total of loans and leases (including sureties and endorsements)	62,167	100.0%	48,447	100.0%	13,720	28.3%

* Regulatory Required Loans are composed by loans to individuals and companies

Interest on loans and leases increased by R$ 4,052 million to R$14,004 million in 2005. This increase is mainly due to the increase of R$10,470 million on average volume of loans and lease operations. The income growth in the year primarily reflects the balance growth of our credit portfolio to individuals, vehicle financing, credit card and micro, small and middle market companies that took place throughout 2005, when we consolidated the strategy described above. The total balance of loans and leases, including sureties and endorsements, was R$ 62,167 million in 2005, a 28.3% increase compared to the balance of 2004. Loans to individuals totaled R$ 25,516 million, an increase of 60.2% compared to 2004. The volume of vehicle financing increased 76.7% in 2005 followed by credit card operations, which increased 50.6% during the year, and personal credit operations, which increased 49.0%. During the year we expanded the maximum term of new vehicle financing operations also contributing to the increase in the volume of these operations. Loans to companies totaled R$ 32,005 millions in 2005, a 14.3% increase in comparison with the balance of 2004. Loans to micro, and small-and medium-sized businesses amounted to R$ 11,687 million in 2005, increasing 34.7% compared to 2004. Loans to large companies also increased, totaling R$ 20,318 million in 2005. In 2005, a shift in the mix of credit also contributed to the increase of interest on loans and leases. The growth of individuals’ transactions - with lower amounts borrowed but higher margins - produced a positive effect on our net interest income. At the end of 2005, credit to individuals accounted for 41.0% of the total loans and leases portfolio, compared with 32.9% in 2004. Similarly, credit to companies comprised 51.5% of the loan portfolio in 2005, compared with 57.8% in 2004.

Interest on deposits in banks amounted to R$ 2,446 million in 2005, increasing R$ 1,231 million in comparison to 2004. This increase was due primarily to the increase on the average balance of these deposits in 2005, as consequence of our strategy to manage liquidity.

Interest on Central Bank compulsory deposits increased R$ 217 million in 2005, mainly due to the increase in our operational activities and the consequent increase on average balance of deposits.

The average volume of operations from securities purchased under resale agreements decreased 49.5% in 2005 in comparison to 2004. Accordingly, the income related to these operations also decreased by R$ 768 million in 2005 compared to 2004.

Our income from interest on trading assets was reduced to R$ 1,710 million in 2005, R$ 193 million lower than 2004. Interest on trading assets was partially impacted by the real appreciation in the period, which negatively affected the trading securities indexed to foreign currencies, and by securities indexed to the IGP-M (Índice Geral de Preços - Mercado), a price index used to measure inflation.

Interest income from available-for-sale securities increased by R$ 217 million in 2005 when compared to 2004. Revenues from available-for-sale securities were positively affected by the increase on average yield during 2005.

The income from interest on held-to-maturity securities reached R$259 million in 2005, corresponding to an increase of R$47 million in comparison to 2004. This increase primarily results from increased average yield during the period.

Interest Expense

The following table shows the principal components of our interest expense paid in 2005 and 2004.

	Year Ended December 31,
	2005	2004
Interest expense	(in millions of R$)
Interest on deposits	(3,311)	(2,012)
Interest on securities sold under repurchase agreements	(1,218)	(1,870)
Interest on short-term borrowings	(1,986)	(1,173)
Interest on long-term debt	(1,025)	(892)
Interest credited to investment contracts account balance	(1,188)	(631)
Total interest expense	(8,728)	(6,578)

In 2005, the total interest expense was R$ 8,728 million, an increase of R$ 2,150 million from 2004.

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

Interest expense on deposits was R$ 3,311 million in 2005, an increase of R$ 1,299 million from 2004. In 2005, overall growth in deposits was helped by increased time deposits used as funding to the rise in credit operations.

In 2005, the interest on securities sold under repurchase agreements decreased R$ 652 million compared to 2004. This decrease was mainly due to a 45.3% decrease of the average balance of securities sold under repurchase agreements during 2005, which was partially affected by an increase on average yield for the same period.

Interest on short-term borrowings reached R$ 1,986 million in 2005 from R$ 1,173 million in 2004. This increase was mainly due to the growth of the average balance of other short-term borrowing during the year, with a special emphasis on securities issued by us and sold to customers under repurchase agreements used to fund our short-term credit operations.

Interest on long-term debt increased R$ 133 million in 2005, reaching R$ 1,025 million. This increase was due to the increase on the average yield during the period.

Interest credited to the investment contracts account balance reached R$ 1,188 million in 2005, an increase of R$ 557 million from 2004. This increase is due to market acceptance and positive performance of our VGBL and PGBL products in 2005. See Item 4B - Business Overview - Private Retirement Plans.”

Provision for Loan and Lease Losses

The higher balance of loans to micro, small and middle market companies, consumer finance and non-account holding clients increased the expenses related to provisions for loan and lease losses, as those operations are capable of generating higher financial margins but generally carry a higher degree of risk. In 2005, provision for loan and lease losses was R$ 2,637 million, an increase of R$ 1,770 million from 2004. The ratio of non-accrual loans as a percentage of total loans still remain within the limits established when we adopted this strategy, reaching 3.6% at the end of the period.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2005 and 2004.

	Year Ended December 31,
	2005	2004
	(in millions of R$)
Non-interest income
Fee and commission income	5,705	4,343
Trading income	2,532	1,726
Net gain on sale of available-for-sale securities	(20)	217
Net gain on foreign currency transactions	146	22
Net gain (loss) on translation of foreign subsidiaries	(330)	(2)
Equity in earning of unconsolidated companies, net	583	299
Insurance premiums, income on private retirement plans and on capitalization plans	2,681	2,445
Other non-interest income	611	945
Total non-interest income	11,908	9,995

The increase in our non-interest income in the amount of R$ 1,913 million in 2005 as compared to 2004 was primarily due to the increase of R$ 1,362 million on fee and commission income as well as the increase of R$ 806 million on trading income during the period.

Fee and commission income was positively affected by an increase of R$ 709 million in credit card fees associated with organic growth in Itaucard’s activities and an increase of R$ 243 million in revenues obtained from fund management fees resulting from the growth of the balance of mutual funds. Total assets under management increased to R$ 120,105 million in 2005 from R$ 99,226 million in 2004. Moreover, fees charged on checking account services also increased R$ 257 million as a result of the growth of our client base and due to rate adjustments. Other fee and commission income also increased R$ 131 million due to the termination of the partnership contract entered into between us and AOLA. We had a remaining balance of R$ 49 million of deferred income, in connection with our contract with AOLA. These amounts of deferred income would have been recognized in income as we performed our obligations under the agreement. With the termination of the contract authorized by the courts of the United States, we recognized in income the outstanding balance as we were released from our obligations.

Trading income was R$ 2,532 million, an increase of R$ 806 million compared to 2004. This increase reflects the gains associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and mark-to-market effects on securities.

Net gain (loss) on sale of available-for-sale securities decreased to a loss of R$ 20 million in 2005 from a gain of R$ 217 million in 2004. This decrease was mainly due to smaller gains with fixed rate securities because in 2005 we did not have the same market opportunities that we had in 2004.

Net gain on foreign currency transactions totaled R$ 146 million in 2005, increasing R$ 124 million from 2004. This increase was mainly due to our trading performance on foreign currency market as well as arbitrage gains between reais, euro, yen and dollar positions.

In 2005, net gain (loss) on translation of foreign subsidiaries increased to a loss of R$ 330 million from a loss of R$ 2 million in 2004. This reflected the exchange rate variation on valuation of our subsidiaries and equity investments abroad; the real appreciated against the U.S. dollar 11.8% in 2005, as compared to 8.1% in 2004.

Equity in earning (losses) of unconsolidated companies totaled a gain of R$ 583 million in 2005, increasing 95% in comparison to 2004. The increase from 33% to 50% in our stake on Credicard was the main reason for this change in our income level.

Insurance premiums, income on private retirement plans and capitalization plans grew by R$ 236 million in 2005 to R$ 2,681 million. This increase was mainly a result of the organic growth of our insurance and private retirement operations. Personal life and accident policies grew 13.0% in 2005, reaching 1,174,000 policies at year-end. Automobile insurance policies also registered an increase, rising to 848,000 at December 31, 2005.

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2005 and 2004.
	Year Ended December 31,
	2005	2004
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	(3,951)	(3,311)
Administrative expenses	(3,733)	(3,283)
Amortization of intangible assets	(441)	(224)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,233)	(2,544)
Depreciation of premises and equipment	(607)	(650)
Other non-interest expense	(3,369)	(2,624)
Total non-interest expense	(14,334)	(12,636)

Non-interest expense reached R$ 14,334 million in 2005, an increase of R$ 1,698 million compared to 2004. In 2005, non-interest expense increased due to higher salaries and employee benefits, administrative expenses and other non-interest expenses caused mainly by an increase of our operational activities.

Salaries and employee benefits totaled R$ 3,951 million in 2005, a 19.3% increase from 2004. This increase was partially due to the impact of the increased number of branches and the development of new business area focusing on low income non-bank customers. As a consequence, our sales force not directly involved in the banking category also increased. The wage adjustment of 6% under the Worker’s Union Agreement (Convenção Coletiva do Trabalho) established in September 2005 and the lump-sum bonus of R$ 1,700 per employee granted to our bank staff were also responsible for the increase in salaries and employee benefits expenses in 2005.

Administrative expenses increased R$ 450 million in 2005, totaling R$ 3,733 million. Technology expenses, communication expenses and maintenance and security expenses were affected by an increase of over 975 service sale points. Moreover, the number of self-service transactions conducted by our customers increased by more than 8% to 3.2 billion in 2005.

Our amortization of intangible assets increased R$ 217 million in 2005 compared to 2004. This increase mainly resulted from new investments made since the second half of 2004, including the investments on CBD, Credicard, Orbitall, Intercap, LASA and the agreement that we entered into on September 16, 2005 with the Governo Municipal de São Paulo. Moreover, we recognized an impairment loss of R$ 83 million associated with the termination of the agreement with the Governo do Estado do Paraná.

Our expenses with insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs decreased R$ 311 million in 2005 as compared to 2004. This decrease was mainly caused by the recognition in 2004 of a premium deficiency liability in the amount of R$ 549 million, which is related to our health-care insurance, and did not recur in 2005. Otherwise, in 2005, we had an increase in our provisions for private retirement plans, which have been growing fast due to the market acceptance of our products, as well as the increase in insurance claims being proportional to the increase of our insurance premiums.

Our other non-interest expenses increased to R$ 3,369 million in 2005, corresponding to an increase of R$ 745 million from 2004. In 2005, we had an increase in tax expenses on services, revenue and other taxes of R$ 546 million primarily related to increased operational activities. Additionally, tax on Interest on Own Capital from inter-company payments helped raise our PIS and COFINS tax expenditures during 2005.

Taxes on income

Taxes on income increased R$ 268 million in 2005 to R$ 1,941 million, as compared to R$ 1,673 million in 2004. The earnings before taxes reached R$ 7,446 million in 2005, an increase of R$ 1,098 million as compared to 2004. Our earnings before taxes in 2005 were affected by a higher earnings of unconsolidated companies and higher non-tax-deductible expense associated with the exchange rate variations of our foreign investments, since the real appreciated more in relation to foreign currencies in 2005 than in 2004. Gains from hedging transactions on foreign investments were taxed in accordance with the type of hedging instruments used. In 2005 we also had higher tax deductible expenses for Interest on Own Capital.

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

The following table sets forth our average deposits and borrowings for 2006, 2005 and 2004.

	For the years ended December 31,
	2006		2005		2004
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	97,879	67.7%	76,418	66.4%	65,553	68.2%
Interest-bearing deposits	39,023	27.0%	30,634	26.6%	23,547	24.5%
Savings deposits	20,907	14.5%	19,735	17.1%	18,764	19.5%
Deposits from banks	1,245	0.9%	447	0.4%	497	0.5%
Time deposits	16,872	11.7%	10,452	9.1%	4,286	4.5%
Securities sold under repurchase agreements	8,694	6.0%	5,909	5.1%	10,809	11.2%
Borrowings:	38,346	26.5%	31,695	27.5%	26,148	27.2%
Short-term borrowings	23,351	16.2%	16,160	14.0%	10,808	11.2%
Long-term debt	14,995	10.4%	15,535	13.5%	15,340	16.0%
Investment contracts	11,816	8.2%	8,179	7.1%	5,049	5.3%
Non-interest-bearing liabilities	46,679	32.3%	38,694	33.6%	30,577	31.8%
Non-interest bearing deposits	12,685	8.8%	10,172	8.8%	8,885	9.2%
Other non-interest bearing liabilities	33,995	23.5%	28,522	24.8%	21,692	22.6%
Total liabilities	144,558	100.0%	115,112	100.0%	96,130	100.0%

Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B - Information on the Company - Business Overview - Funding” and Note 15 to our Consolidated Financial Statements - Deposits, Note 16 - Short-term borrowings, and Note 17 - Long term debt.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity adequate. The strong demand for credit has been magnifying the importance of issues associated with the funding of the transactions. In order to finance the growth in our loan portfolio, we intensified the use of liquidity provided by time deposits and short-term borrowings in 2006, with emphasis on issuance of securities issued and sold to customers under repurchase agreements.

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

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2006, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2007.

Changes in Cash Flows

During 2006, 2005 and 2004, our cash flow was affected principally by the changes in the Brazilian economic environment and market conditions. The following table sets forth the main variations in our cash flows during 2006, 2005 and 2004.

	For the Year Ended December 31,
	2006	2005	2004
	(in millions of R$)
Net cash provided by operating activities	3,584	5,363	2,134
Net cash used in investing activities	(16,601)	(17,059)	(12,254)
Net cash provided by financing activities	17,463	12,301	3,710
Net increase (decrease) in cash and cash equivalents	4,446	605	(6,410)

Operating Activities

Our cash flows from operating activities provided for approximately R$3.6 billion, R$5.4 billion and R$ 2.1 billion for 2006, 2005 and 2004, respectively.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$16.6 billion, R$ 17.1 billion and R$ 12.3 billion in 2006, 2005 and 2004, respectively.

In 2006, 2005 and 2004, the cash used in investing activities resulted mainly from the increase in credit operations.

Financing Activities

Our cash flows from financing activities generated cash inflows of approximately R$17.5 billion, R$12.3 billion and R$ 3.7 billion in 2006, 2005 and 2004, respectively.

In 2006, the increase in our cash flow from financing activities came from the increase in securities sold under repurchase agreements and short-term borrowings, specially the issuance of securities issued and sold to customers under repurchase agreements. The increase of our credit operations required the diversification and an intensive use of different funding sources.

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

We paid dividends and interest on stockholders’ equity in the amounts of approximately R$1.7 billion, R$ 1.9 billion and R$ 1.2 billion for 2006, 2005 and 2004, respectively. We also acquired treasury stock, generating cash outflows of approximately R$37 million, R$ 1.6 billion and R$ 300 million for 2006, 2005 and 2004, respectively.

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

As required by Central Bank rules, we currently measure our capital compliance in two different ways: by consolidating only our financial institutions, and on a fully consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. During December 2006, 2005 and 2004, our solvency ratio measured on a fully consolidated basis was 17.2%, 17.0% and 20.6%, respectively. The increase in our solvency ratio from 2005 to 2006, although small, was basically associated with several events, which offset themselves, such as: (a) the net income of the period less the payment of dividends and interest on capital; (b) the acquisition process of BankBoston in Brazil, Chile and Uruguay, that resulted in capital increase versus an increase in weighted assets; (c) the organic increase in weighted assets, mainly due to the growth of credit operations and (d) the change in the calculation methodology for the solvency ratio, as described below.

The Required Net Worth (PLE) is calculated according to the following formula: PLE = 0.11 X APR + SWAP + PRE + EXCHANGE, where APR is the net worth required to cover the risk of weighted assets, SWAP is the net worth required to cover the risk of swap credits, PRE is the net worth required to cover the market risk of fixed interest rates and EXCHANGE is the net worth required to cover the market risk of positions exposed to exchange variation. To disclose the Capital Adequacy Ratio, Itaú Holding used to use the formula: [PR - (SWAP + PRE + EXCHANGE)] / APR. However, to ensure the comparability with the market, Itaú Holding started adopting the formula at September 30, 2006: PR / [APR + (SWAP + PRE + EXCHANGE) / 0.11]. Although the option for one or another calculation methodology results in different ratios in most situations, the calculation of the margin is not affected as it is obtained by comparing PR and PLE.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case at December 31, 2006, 2005 and 2004, following the full consolidation method.

	Full Consolidation
	At December 31,
	2006	2005	2004
	(in millions of R$ , except percentages)
Tier 1	28,182	17,444	15,834
Tier 2	2,538	3,200	3,972
Reference Capital	30,720	20,644	19,806
Adjustments	(242)	(2,963)	(2,186)
Our Regulatory Capital	30,478	17,681	17,620
Minimum regulatory capital required	19,446	11,471	9,427
Excess over minimum regulatory capital required	11,032	6,210	8,193
Solvency Ratio	17.2%	17.0%	20.6%

Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital purposes of such ration are described below:

1) Bank Deposit Certificates:

- issued on 12/23/2002, with nominal value of R$ 850 million with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% per year;

- issued on 02/26/2003, with nominal value of R$ 673 million with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon maturity.

2) Non-convertible debentures:

- issued on 09/01/2001, with nominal value of R$ 600 million with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% per year.

3) Euronotes:

- issued on 08/13/2001, in the amount of US$ 100 million, and on 11/09/2001, in the amount of US$80 million, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% per year;

- issued on 08/13/2001, in the amount of ¥ 30,000 million, also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% per year;

- issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50 million (US$ 30 million held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% per year up to 06/28/2007 and, after this date and up to maturity, at the rate of 13.625% per year.

4) Redeemable preferred shares:

- issued on 12/31/2002 by Itau Bank, Ltd., in the amount of US$ 393 million, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% per year, paid semiannually.

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

The following table sets forth our interest-earning assets and interest-bearing liabilities position at December 31, 2006 and therefore does not reflect interest rate gap positions that may exist at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)

	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Total interest-earning assets	59,854	15,047	14,953	21,563	30,121	28,208	169,746
Deposits in other banks	7,943	810	3,635	6,971	3,005	817	23,181
Securities purchased under resale agreements and federal funds sold	7,627	564	477	-	-	-	8,668
Central Bank compulsory deposits	15,077	-	-	-	-	-	15,077
Trading assets	17,561	905	1,074	864	3,798	3,754	27,956
Securities available for sale	2,034	1,120	503	1,526	2,513	4,041	11,737
Securities held to maturity	26	10	2	26	355	1,170	1,589
Loans and leases	9,586	11,638	9,262	12,176	20,450	18,426	81,538
Total interest-bearing liabilities	80,644	4,651	3,968	5,207	11,702	6,902	113,073
Savings deposits	22,912	-	-	-	-	-	22,912
Time deposits	3,487	2,790	2,836	1,918	3,176	1,513	15,720
Deposits from banks	84	12	105	69	24	-	294
Securities sold under repurchase agreements and federal funds purchased	10,629	143	15	-	86	15	10,888
Short and Long-Term debt	29,279	1,706	1,011	3,220	8,416	5,374	49,006
Investment contracts	14,253	-	-	-	-	-	14,253
Asset/liability gap	(20,790)	10,396	10,985	16,356	18,419	21,306	56,673
Cumulative gap	(20,790)	(10,393)	592	16,948	35,366	56,673
Ratio of cumulative gap to total interest-earning assets	(12.2%)	(6.1%)	0.3%	10.0%	20.8%	33.4%

Exchange Rate Sensitivity

The greater part of our operations is denominated in reais. We also have assets and liabilities denominated in foreign currency, mainly in dollars, as well as assets and liabilities, which, although denominated in reais, are dollar-indexed and therefore expose us to exchange rate risks. The Central Bank regulates our maximum open, short and long foreign currency positions. At December 31, 2006, 9.1% of our total obligations were denominated or indexed in foreign currency.

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

(in millions of R$, except percentages)

	R$	Denominated in foreign currency	Indexed to foreign currency	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	166,983	18,753	7,005	192,741	13.4%
Cash and due from banks and restricted cash	2,622	177	52	2,851	8.0%
Loans, securities and other assets	156,925	17,894	6,844	181,663	13.6%
Premises and equipment, net	2,818	50	-	2,868	1.7%
Investments in affiliates and other investments	644	535	109	1,288	50.0%
Goodwill, net	719	158	-	877	18.0%
Intangibles assets, net	5,684	3	-	5,687	0.1%
Non-performing loans	3,906	-	-	3,906	0.0%
Allowance for loan losses	(6,335)	(64)	-	(6,399)	1.0%
Percentage of total assets	86.6%	9.7%	3.6%	100.0%
Liabilities and Stockholders’ Equity:	175,069	15,095	2,577	192,741	9.2%
Non-interest bearing deposits	17,971	730	70	18,771	4.3%
Deposits, borrowings and other liabilities	128,251	14,365	2,507	145,123	11.6%
Minority interest in consolidated subsidiaries	1,430			1,430	0.0%
Stockholders’ equity	27,417			27,417	0.0%
Percentage of total liabilities and stockholders’ equity	90.8%	7.7%	1.3%	100.0%

(1) Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.

The following tables present the composition of our off-balance sheet derivative instruments as of December 31, 2006, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy.

(in millions of R$)

	Notional amounts
	R$	Denominated in or linked to Foreign Currency	Total
Off-balance sheet financial instruments
Swap contracts
Buy (Sale) commitments, net	52,185	(52,185)	-
Forward contracts
Buy (Sale) commitments, net	4,324	4,185	8,510
Future contracts
Buy (Sale) commitments, net	(70,582)	(5,178)	(75,761)
Option contracts
Buy (Sale) commitments, net	93,443	2,626	96,070

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

The following table presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2006 classified by the method used to determine fair value:

(in millions of R$)

	Quoted market prices	Prices provided by external sources (mainly dealer quotes)	Fair value based on models and other valuation method	Total
Securities purchased under resale agreements	-	8,668	-	8,668
Trading Securities	858	20,979	3,028	24,865
Derivative Financial Instruments	(35)	-	3,126	3,091
Available-for-Sale Securities	1,741	6,242	3,754	11,737
Derivatives Liabilities	-	-	2,222	2,222

Capital Expenditures

In 2006, we made capital expenditures in new branches and sales point. Over the past three years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

The following table sets forth our capital expenditures for the years ended December 31, 2006, 2005 and 2004.

(in millions of R$)

	2006	2005	2004
Land and buildings	102	14	19
Furniture and data processing equipment	294	343	297
Leasehold improvements	118	97	47
Software developed or obtained for internal use	29	111	119
Other	43	47	32
Total	586	612	514

We expect that our capital expenditures in 2007 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2007 will be funded from our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

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

5F. Tabular Disclosure of Contractual Obligations

The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2006:

(in millions of R$)

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-term debt obligations	18,021	4,231	8,416	3,204	2,170
Operating and capital (finance) lease obligations	3,097	707	1,177	655	558
Guarantees and stand by letters of credit	9,697	2,785	1,091	1,036	4,785
Total	30,815	7,723	10,684	4,895	7,513

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of executive officers at the present date, who were elected on April 25, 2007 and May 7, 2007, by the ordinary general shareholders’ meeting and the meeting of the board of directors, respectively, which are awaiting ratification from the Central Bank.

Directors:

Name	Position	Date of Birth

Olavo Egydio Setubal	Chairman	04/16/1923
José Carlos Moraes Abreu	Vice Chairman	07/15/1922
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tapias	Director	09/16/1942
Alfredo Egydio Setubal	Director	09/01/1958
Carlos da Camara Pestana	Director	07/27/1931
Fernão Carlos Botelho Bracher	Director	04/03/1935
Geraldo José Carbone	Director	08/02/1956
Guillermo Alejandro Cortina	Director	09/09/1961
Gustavo Jorge Laboissiere Loyola	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Maria de Lourdes Egydio Villela	Director	09/08/1943
Persio Arida	Director	03/01/1952
Roberto Teixeira da Costa	Director	02/05/1934
Sergio Silva de Freitas	Director	01/16/1943
Tereza Cristina Grossi Togni	Director	01/25/1949

Executive officers:

Name	Position	Date of Birth

Roberto Egydio Setubal	President and CEO	10/13/1954
Henri Penchas	Senior Vice President	02/03/1946
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Luciano da Silva Amaro	Legal Counsel	05/31/1945
Rodolfo Henrique Fischer	Executive Officer	12/26/1962
Silvio Aparecido de Carvalho	Executive Officer	05/09/1949
Jackson Ricardo Gomes	Managing Director	08/21/1957
Marco Antonio Antunes	Managing Director	10/31/1959
Wagner Roberto Pugliese	Managing Director	12/15/1958

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

Mr. José Carlos Moraes Abreu has been our vice chairman since 1986 and he is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He was our managing officer from 1964 to 1969, our executive vice president from 1969 to 1976, our chief executive officer from 1976 to 1985 and our president and chief executive officer from 1985 to 1990. He has been a member of the board of directors of Itaúsa since May 2001 and was director general from April 1983 to April 2004, a member of the CMN from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the steering committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the board of directors of Libra Bank Ltd. (London) from 1974 to 1989. He has a bachelor’s degree in Law from Universidade de São Paulo.

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

Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors in April 2001. He is the president of our International Advisory Board and a member of our Appointments and Compensation Committee. He has been a director since April 1995 and our president and chief executive officer since April 1994. He was our general manager from 1990 to 1994. He has been executive vice president of Itaúsa since May 1994. He was the president of the Brazilian Federation of Banks Association (Federação Brasileira de Associação de Bancos), or FEBRABAN and of Fenaban - Federação Nacional de Bancos from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is a board member of the Institute of International Finance and of the International Monetary Conference, he is a member of the International Advisory Committee of the Federal Reserve Bank of New York and a member of the International Advisory Committee of the New York Stock Exchange. He has a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and a Master’s degree in Science Engineering from Stanford University. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

Mr. Alcides Lopes Tapias was elected a member of our board of directors in April 2002. He is a member of the Disclosure and Insider Trading Committee and member of Audit Committee of Itaú Financial Conglomerate. He was partner in InterAmericana Ltda. and InterAmericana Serviços from December 2001 to October 2003. He has been partner of Aggrego Consultores since October 2003, he is member of the board of directors and member of the Financing, Audit and Ethic Committees of the Sadia Group and of the UBV - União Brasileira de Vidros e Brasmetal Waelzholz; member of the Conselhos Consultivos of BM&F - Bolsa de Mercadorias & Futuros, Medial Saúde, SPREAD Teleinformática S.A. and DMR Consulting Brasil, member of the Conselho Deliberativo do MAM - Museu de Arte Moderna, and member of the Conselho Curador of Fundação Antonio Prudente do Hospital do Câncer. Mr. Tapias joined Bradesco in 1957, rising through the ranks to become vice president of the executive board and the senior management board until 1996. Between 1991 and 1994, he was president of FEBRABAN and a member of the CMN. He represented Bradesco on the boards of Ericsson, CSN, Latasa, Monteiro Aranha and others. Mr. Tapias was elected member of the board of directors of Tubos e Conexões Tigre in 2004. He was president of the Camargo Corrêa group from 1996 to 1999, being elected chairman of the board of directors of the holding company. He was also chairman of the board of directors of USIMINAS (1997) and of São Paulo Alpargatas up to September 1999, when he was appointed by the President of the Republic, Fernando Henrique Cardoso, to be Minister of Development, Industry and Foreign Trade, in which position he remained until July 2001. He has a bachelor’s degree in Business Administration from Universidade Mackenzie and a bachelor’s degree in Law from Faculdades Metropolitanas Unidas.

Mr. Alfredo Egydio Setubal has been a member of our board of directors since April, 2007 and our executive vice president since March 1996. He has been our investor relations officer since 1995, with overall responsibility for communications with the capital markets. He has been president of the Disclosure and Insider Trading Committee since August 2002. He is responsible for the relationship with the CVM, the Central Bank and other government authorities with respect to capital market matters. He is the head of our Capital Markets Area where he is responsible for the formulation, implementation and compliance with the our strategic guidelines. He was our executive director between 1993 and 1996. He has been a member of the board of directors of Banco Itaú BBA S.A. since February 2003. He was a member of the National Association of Investment Banks - ANBID from 1994 to August 2003 and has been its president since August 2003. He has been a member of the board of directors of the Securities Dealers’ Association - ADEVAL (since 1993), of the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC (since 1998), of the BOVESPA (since 1996) and the Brazilian Association of Listed Companies - ABRASCA (since 1999). He was president of the board of directors of the Brazilian Institute of Investor Relations - IBRI from 2000 to 2003 and member since 2004. He has been the finance director of the Museum of Modern Art of São Paulo - MAM (since 1992). He has a bachelor’s and a post-graduate degree in Business Management from Fundação Getúlio Vargas. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

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

Mr. Fernão Carlos Botelho Bracher has been a director since April 2003 and he is a member of our International Advisory Board and a member of our Appointments and Compensation Committee. He has been vice-chairman of the board of directors of Banco Itaú BBA S.A. since February 2003. He was the president of Banco Itaú BBA from 1988 to 2005. He was a director of Banco da Bahia from 1961 to 1973, director for the International Area of the Central Bank from 1974 to 1979, director vice president of Group Atlântica-Boavista de Seguros from 1980 to 1982, vice president director of Banco Bradesco S.A. from 1982 to 1985, president of the Central Bank from 1985 to 1987 and chief negotiator of the Brazilian Foreign Debt from June to December of 1987. He has a bachelor’s degree in Law from Universidade de São Paulo and has studied in German universities.

Mr. Geraldo José Carbone has been a member of our board of directors since August 2006. He started his career at CNEC, a subsidiary of the Camargo Corrêa Group. From 1982 to 1987 he was the director of the Economic Department of Bunge y Born Group do Brasil, and from 1987 to 1991 he held the position of Director of the Economic Department of ING Bank do Brasil. He joined BankBoston in 1991 as president of the Economic Department and Investment Research Unit. In 1994, he was appointed president of the Asset Management Division. In 1997, he was appointed chief executive officer of BankBoston. Currently, Mr. Carbone is the president of the Brazilian Association of International Banks, or ABBI, member of the board of directors of the National Quality Awards Foundation and of the Ronald McDonald Institute, president of the Travessia Foundation and member of the board of directors of the Viva o Centro Association. He has a bachelor’s degree in Economics from Universidade de São Paulo.

Mr. Guillermo Alejandro Cortina has been a member of our board of directors since August 2006. From 1986 to 1992 he held several positions at Continental Bank in Buenos Aires, Argentina, such as fixed income strategist/planner and financial controller. From 1993 to 1996 he served as second vice president at Bank of America Illinois (Continental Bank) in Chicago, Illinois. Since 1997, he has been working for Bank of America Corporation, in Charlotte, North Carolina, as senior vice president and senior corporate strategy manager, developing merger and acquisition (M&A) activities, responsible for the identification of and communication with potential and target companies. He has a bachelor’s degree in Accounting and Finance from Universidad Católica Argentina, and a master’s degree with emphasis on Entrepreneurship, Management and Marketing Strategies from the Kellogg Graduate School of Management, in Evanston, Illinois.

Mr. Gustavo Jorge Laboissiere Loyola has been member of our board of directors since April 2006 and member of the Audit Committee of the Itaú Financial Conglomerate, since May 2007. He was effective member and president of our Fiscal Council from March 2003 to April 2006. He has been partner and director of Gustavo Loyola Consultoria S/C since February 1998. He was president of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the director of the Financial System Regulation and Organization area from March 1990 to November 1992. He was partner and director of MCM Consultores Associados Ltda from August 1993 to May 1995, deputy director of Banco de Investimento Planibanc S.A. from February to October 1989 and operating director of Planibanc Corretora de Valores from November 1987 to January 1989. He has a bachelor’s degree in Economy from Universidade de Brasília and a Master’s degree and a Doctorate in Economy by Fundação Getúlio Vargas.

Mr. Henri Penchas has been our director and senior vice president since April 1997. He is a member of the Disclosure and Insider Trading Committee and member of our International Advisory Board. He was our executive vice president from 1993 to 1997. He is the head of our economic control division. He has been executive director of Itaúsa since December 1984 and its investor relations’ officer. He has been vice president of the board of directors of Banco Itaú BBA S.A. since February 2003. He has a bachelor’s degree in Mechanical Engineering from Universidade Mackenzie and a post-graduate degree in Finance from Fundação Getúlio Vargas.

Mrs. Maria de Lourdes Egydio Villela has been a member of our board of directors since March 1993 and vice-chairman of the board of directors of Itaúsa since April 2001. She is a member of our International Advisory Board, president of the São Paulo Museum of Modern Art since December 1994 and president of Instituto Itaú Cultural since May 2001. Mrs. Villela has been the founder and president of the Associação Comunitária Despertar since April 1994 and a member of Instituto Brasil Voluntário - Faça Parte since October 2000 and of the Centro do Voluntariado de São Paulo since May 1997. She has a bachelor’s degree in Psychology from Pontifícia Universidade Católica. She is the aunt of Mr. Alfredo Egydio Arruda Villela Filho.

Mr. Persio Arida was elected a member of our board of directors in April 2001. He was the Secretary of Social Coordination of SEPLAN (the Federal Planning Secretariat) in 1985, a member of the executive board of the Central Bank in 1986, president of BNDES from 1993 to 1994, and the president of the Central Bank in 1995. He has a bachelor’s degree in Economics from Universidade de São Paulo and a Ph.D. in Economics from the Massachusetts Institute of Technology. He is a member of the Institute for Advanced Study at Princeton and a member of the Smithsonian Institute in Washington.

Mr. Roberto Teixeira da Costa was elected a member of our board of directors in April 2001. He is a member of the Disclosure and Insider Trading Committee, member of our International Advisory Board and a member of our Appointments and Compensation Committee. He was involved in the creation of the CVM, of which he was chairman until 1979. He was also international chairman of the CEAL-Business Council of Latin America from 1998 to 2000. He was member of the board of director of Pão de Açúcar from 1998 to 2003 and has been a member of its Advisory Board since February 2003. He was a member of the Advisory Committee of the State of São Paulo newspaper. He has a bachelor’s degree in Economics from Faculdade Nacional de Ciências Econômicas do Rio de Janeiro.

Mr. Sergio Silva de Freitas has been a director since October 1986 and he is a member of our International Advisory Board. He was our managing officer from 1984 to 1985, executive officer from 1985 to 1986, executive vice president from 1986 to 1993 and our senior vice president from April 1993 to April 2005, member of the board of directors of Banco Itaú BBA from February 2003 to April 2004. He has been president of the board of directors of Arcelor Brasil S.A. since December 2005. He has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

Ms. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004, member of the Audit Committee of the Itaú Financial Conglomerate, since July 1, 2004, appointed by the board of directors as financial expert with responsibilities pursuant to Resolution 3,198 of the CMN and the Sarbanes-Oxley Act, due to her qualifications in the accounting and auditing areas. She is a member of the Disclosure and Insider Trading Committee. In the Central Bank she was a board member and deputy governor responsible for Banking Supervision from April 2000 to March 2003, consultant, deputy head and department head for supervision from 1997 to March 2000 and inspector and supervision coordinator in Belo Horizonte from August 1984 to February 1997. She has been member of the Advisory Banking Board of the Toronto International Leadership Centre for Financial Sector Supervision, Toronto, Canada, since 2003. She graduated in Business Administration and Accounting from the Universidade Católica de Minas Gerais in 1977 and has completed specialization courses in Switzerland and the United States. In April 2005, Ms. Grossi was convicted by a Brazilian trial court, together with other individuals, three of them members of the executive board of the Central Bank at the time of the facts giving rise to the case, which grew out of the Central Bank’s bailout of two banks that experienced severe difficulties in the wake of the real’s fluctuation in 1999. The conviction was based on the trial court’s finding that this decision made by the executive board of the Central Bank was illegal and that it had benefited third parties. At the time, Ms. Grossi was not a member of the executive board and for this reason did not participate in the decision. Ms. Grossi was not accused of receiving any personal gain, directly or indirectly, from the questioned operation. Ms. Grossi has forcefully maintained her innocence and has appealed the trial court’s decision.

Mr. Luciano da Silva Amaro has been our legal counsel since December 1988 and was a lawyer from 1976 to 1988. He has been a professor of tax law at the Universidade Presbiteriana Mackenzie since 1977; a frequent panelist at legal conferences; author of Brazilian Tax Law (13th Edition), used in graduate tax courses; author of approximately 40 published papers on tax and commercial law; member of the Brazilian Academy of Tax Law and other institutions. He was a tax expert to the Brazilian Treasury Department (Ministério da Fazenda) from July 1970 to January 1976. He has a bachelor’s degree in Law from Universidade de São Paulo.

Mr. Rodolfo Henrique Fischer has been an executive officer since September 1999. He has occupied various positions in our bank between 1984 and 1999, among them, Exchange and Foreign Trade general manager between 1991 and 1994 and Exchange and Foreign Trade managing director between 1994 and 1999. He is the head of our Treasury and Financial Area. He has also been a member of the board of directors of Banco Itaú BBA, president of the board of CIP - Câmara Interbancária de Pagamentos; member of the board of directors of BM&F - Bolsa de Mercadorias & Futuros since December, 2004. Member of the board of directors of EMTA - Trade Association for the Emerging Markets since January, 2006, director of ANDIMA - Associação Nacional das Instituições do Mercado Financeiro until 2005. He has a bachelor’s degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo and a Master of Science degree in Management from Massachusetts Institute of Technology.

Mr. Candido Botelho Bracher has been our executive vice president since May 2005. He has been a member of the board of directors of Banco Itaú BBA since February 2003, director president since April 2005 and director vice-president - superintendent from February 2003 to April 2005, where he was responsible for the areas of Commerce, Capital Markets and Human Resource Policies. He was director at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has a degree in Business Administration from the Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas.

Mr. Silvio Aparecido de Carvalho has been an executive officer since October 2000. He was our general manager from 1984 to 1986, our technical officer from 1986 to 1988, a managing officer from 1988 to 1999, and our senior managing officer from 1999 to 2000. He is the head of Executive Directory of Controller and member of the Disclosure and Insider Trading Committee. He is graduated in Business Administration and Accounting Sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, with a Master’s degree and a Doctorate in Controllership and Accounting from the same university, both with honors. He completed the Stanford Executive Program at Stanford University in 1985. He has been a Professor of Universidade de São Paulo since 1976.

Mr. Jackson Ricardo Gomes has been our managing director since May 2005. He began working with Grupo Itaú in 1983, was analyst in the area of Economic Control from August 1983 to 1986, was department manager from 1988 to 1989, general manager/superintendent from 1990 to 1995, managing director from August 1995 to April 2003 and managing director since 2003. He is an aeronautical engineer trained in the Instituto Tecnológico da Aeronáutica - ITA, and has an MBA from the University of Chicago.

Mr. Marco Antonio Antunes has been our managing director since May 2005. He was manager of the department of Budget Control from December 1990 to May 1997, general manager from June 1997 to February 2000 and managing director since March 2000. Mr. Antunes holds a degree in Metallurgy Engineering from Universidade Presbiteriana and specialized in Accounting and Finances at the Universidade de São Paulo (FIPECAFI).

Mr. Wagner Roberto Pugliese has been our managing director since May 2006 and he was our deputy managing director from May 2005 to May 2006. He occupied various positions in the period from 1983 to 2005, including manager of Auditing from 1990 to 1997, superintendent of Auditing from 1997 to 2002, and superintendent of Auditing Coordination from 2002 to 2005, responsible for the areas of Financing, International, Capital Marketing and Overseas Operations, Commercial and Administration. Mr. Pugliese was an auditor at an independent auditor international firm from 1978 to 1980. He has also been a sector director for Internal Accounting and Compliance at FEBRABAN since 2004, and coordinator of the Subcommission for Internal Accounting from 1999 to 2004. He has been second vice-president of CLAIN - Comitê Latino-Americano de Auditoria Interna e Administração de Riscos within Felaban - Federação Latino-Americano de Bancos since 2002, and a representative of FEBRABAN since 1999. He was also a national director of Training at the Instituto de Auditores Internos do Brasil from 1995 to 1997. Mr. Pugliese graduate from programs in Business Administration from IMES, Accounting from Universidade São Judas, and has a specialization in Business Administration from the Fundação DOM Cabral.

There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B. Compensation

For the year ended December 31, 2006, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers for services rendered during that year in all capacities was approximately R$ 165 million. This number includes salaries in the amount of approximately R$ 97 million, profit-sharing plans and management participation in the amount of approximately R$ 68 million and contributions to pension plans we sponsor in the amount of approximately R$ 29 thousand. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors, executive officers and members of our administrative, supervisory or management bodies, and we do not otherwise publicly disclose this information.

We have also granted options to our executive officers under the plan described in “Item 6E. Share Ownership - Stock Option Plan.” Each option gives to the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

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

In February 2006, we issued 4,323,500 stock options with an exercise price of R$ 54.79. These options will expire in December, 2013.

The main conditions of the options outstanding as of December 31, 2006 are as follows:

As of December 31, 2006
Exercise price (in R$)	Quantity of options	Remaining term period (in years)

21.41	36,480	1 year
27.75	786,130	2 years
26.31	90,000	3 years
26.47	4,463,060	3 years
17.92	105,000	4 years
17.93	4,434,770	4 years
27.09	4,466,650	5 years
38.12	3,714,100	6 years
56.72	4,246,500	7 years
Total	22,342,690

Our compensation expense related to the stock option plans amounted to R$ 717 million, R$ 54 million and R$ 165 million for the years ended December 31, 2006, 2005 and 2004.

In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical assistance and dental care, educational expenses and private pension plan, in the amount of approximately R$ 2.8 million.

We have established a profit sharing or management participation plan for our management, including our board of directors and executive officers. The program and its rules have been approved by our board of directors. Under the terms of the program each member of our management (including our board of directors and executive officers) participating in the plan is assigned semi-annually a base amount for computation of the profit sharing plan. The final amount of the profit sharing payment to an individual is determined by multiplying the base amount by an index applicable to all participants. This index depends on our level of return on stockholders’ equity.

Since May 2006, the members of our fiscal council and alternate members have received a monthly compensation of R$ 10 thousand and R$ 4 thousand, respectively.

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

Our board of directors may be composed of a minimum of five and a maximum of twenty directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one chairman and three vice-chairmen. The annual shareholders’ meeting held on April 25, 2007 (which is awaiting ratification from the Central Bank) elected the seventeen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2008. We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers is responsible for our day-to-day management. It may be composed of a minimum of five and a maximum of twelve members. The board of directors as of May 7, 2007 (awaiting ratification from the Central Bank) elected the ten members of our current board of executive officers, which consists of the president, one senior vice president, two executive vice presidents, two executive officers, legal counsel and three managing directors, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2008 annual general shareholders’ meeting.

According to the Brazilian Corporate Law, the adoption of a fiscal council is voluntary. Our fiscal council has been established annually even when by-laws do not provide a permanent status to the fiscal council. The fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established in the Brazilian Corporate Law and encompass oversight of management’s compliance with laws and our by-laws, the issuing of a report on the annual and quarterly reports and certain matters submitted for the approval of the shareholders and calling for shareholders’ meetings and reporting specific adverse matters at those meetings. Our fiscal council is made up of the following individuals, each of whom serves for a term of one year and were elected on April 25, 2007, by the ordinary general shareholders’ meeting, which is awaiting ratification from the Central Bank:

Name	Position	Date of Birth

Iran Siqueira Lima	Member	05/21/1944
Alberto Sozin Furuguem	Member	02/09/1943
Marcos de Andrade Reis Villela	Member	04/12/1944
José Marcos Konder Comparato	Deputy	09/25/1932
Walter dos Santos	Deputy	08/25/1934
Paulo Alberto Schibuola	Deputy	09/20/1945

Under our by-laws, we also have an appointments and compensation committee, which until April 27, 2005 was our stock option committee. We also have an audit committee, a disclosure and insider trading committee and an international advisory board. We previously had an internal controls committee that was transformed into the audit committee, expanding its objectives and purposes in order to adapt it to the provisions of Resolution No. 3,198 of the CMN and the Sarbanes-Oxley Act. According to the decisions taken by the ordinary and extraordinary general shareholders’ meeting held on April 26, 2006, we changed the denomination of the compensation committee to appointments and compensation committee and the committee’s composition, objectives and purposes were expanded. We also had the unification of the disclosure committee and the insider trading committee, which became the disclosure and insider trading committee. For information regarding the responsibilities of our appointments and compensation committee, see “Item 6E. Share Ownership.”

Our appointments and compensation committee is made up of the following individuals, each of whom serves for a term of one year:

Name	Position	Date of Birth

Olavo Egydio Setubal	President	04/16/1923
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Carlos da Camara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
José Carlos Moraes Abreu	Member	07/15/1922
Roberto Egydio Setubal	Member	10/13/1954
Roberto Teixeira da Costa	Member	02/05/1934

Our audit committee is responsible, among other things, for the oversight of:

•	the quality and integrity of the financial statements of Itaú Financial Conglomerate,

•	the compliance with legal and regulatory requirements,

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú Financial Conglomerate,

•	the performance and quality of the work of the internal audits of Itaú Financial Conglomerate,

•	the quality and the effectiveness of the internal controls and risk management systems of Itaú Financial Conglomerate, and

•	for recommending the hiring and substitution of the independent auditors to the board of directors.

The audit committee is comprised of the individuals included in the following table, each of whom serves for a term of one year, as indicated in the Board of Directors Meeting held on May 7, 2007 (awaiting ratification from the Central Bank). One of its members, Ms. Tereza Cristina Grossi Togni, was appointed by the board of directors as the financial expert with the responsibilities under Resolution No. 3,198 of the CMN and the Sarbanes-Oxley Act. See “Item 6A. Directors and Senior Management” for the biographies of the members of the audit committee.”

Name	Position	Date of Birth

Carlos da Camara Pestana	President	07/27/1931
Alcides Lopes Tapias	Member	09/16/1942
Gustavo Jorge Laboissiere Loyola	Member	12/19/1952
Tereza Cristina Grossi Togni	Member	01/25/1949

Our disclosure and insider trading committee is responsible for the management of the corporate policies of disclosure of material facts and procedure for insider trading, in order to: (1) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital markets entities; (2) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities, among other responsibilities.

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

Our international advisory board is a deliberating entity with no decision-making power and meets annually to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to our increasing presence in the international financial community. The international advisory board is comprised of our president and CEO, as well as three to twenty other members who are knowledgeable of international economics and finance affairs.

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

6D.  Employees

General

The following table sets forth the number of our employees at December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004
	Number of Employees
Employees (on a consolidated basis)	59,772	50,927	45,220
Brazil	58,561	49,830	44,120
Abroad	1,211	1,097	1,100
Banco Itaú Buen Ayre (Argentina)	1,106	1,009	1,000
Others	105	88	100

Employees from each of our business operations at December 31, 2006, 2005 and 2004 are presented in the following table:

	December 31,
	2006	2005	2004
	Number of Employees
Banco Itaú Holding and subsidiaries:
Itaubanco	50,584	43,675	42,523
Itaú BBA	802	706	648
Itaucred	8,297	6,464	2,049
Corporation	89	82	-
Total	59,772	50,927	45,220

Since 1985, we have reduced the number of our employees from 87,436 to 59,772 as part of our overall policy of rationalization and automation, which resulted in increased productivity. The number of our employees increased by 17.4% from December 31, 2005 to December 31, 2006, as a result of the development of a new segment, Itaucred, focused on personal loans, and the acquisitions of BankBoston operations in Brazil and Orbitall.

As an effort to centralize back-office operations, since December 2004, we have sought to streamline the operations of the banks we acquired by closing and incorporating branches where we already had coverage and by introducing our technology and automated processes into branches of BEG, Banestado, Banerj, Bemge and Banco del Buen Ayre.

All of our employees are represented by one of the 209 labor unions in Brazil. Since 1986, the banking industry in Brazil has been the target of strikes organized by labor unions. During the course of a strike, part of the normal office branches activities suffers from disruptions carried out by labor unions. However, although we may suffer disruption in our retail banking operations and, to a lesser extent, our corporate banking operations, we have not suffered significant losses in either sector through strike action.

The employer entity representing banking institutions is FENABAN, which negotiates with two Confederations, CONTRAF and CONTEC, representing the employees. They conduct annual wage negotiations to establish salaries update, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels. We always seek to have good relationships with our employees and with the labor unions, which represent them.

We sponsor 10 pension plans for our employees that supplement what they receive under the Brazilian social security system. Six of these plans are managed by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board that is comprised of our representatives and our employees. The remaining plans are Funbep I and II Plans, which are managed by Funbep - Fundo de Pensão Multipatrocinado, Prebeg Plan, which is managed by Prebeg - Caixa de Previdência dos Funcionários do Banco BEG and PGBL Plan (a defined contribution plan) designed for new employees since August 1, 2002. Both Funbep and Prebeg are trusts established for managing pension plans.

As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that manage the plans. During 2005 and 2004, we made contributions to the pension plan at levels required by actuarial standards.

Training and Development

Personnel development is one of Itaú Holding’s main values, and Itaú Holding makes efforts to train high performance teams engaged and motivated by sustainable development.

Itaú Holding supports diversity, seeing it as a way of promoting creative solutions and an open work environment.

Itaú Holding has implemented social and economic programs for minorities, such as the Apprentice Development Program (Programa de Desenvolvimento de Aprendizes) and the Afro-Decendants Internship and Development Program (Programa de Estágio e Desenvolvimento de Afro-decendentes), which both provide mentoring and support for program members in their career development and in their understanding of the professional environment.

The continuous education for teams and for leaders promotes high level discussion on themes such as ethics, sustainability, and social and environmental responsibility, among other themes that relate to the organization’s corporate purpose.

The development of employees and their adherence to the “Modo Itaú de Fazer” principles are monitored, ensuring the conformity with and understanding of these principles. This promotes professional growth and development by imparting new knowledge, skills and attitudes meant to improve technical and managerial performance.

Itaú’s engagement in its employees’ development is illustrated by the ISO 9001 Certification, granted to Itaú in 2006 by the Corporate Education System, certifying that the company gives importance to its employees’ professional training.

6E. Share Ownership

The members of our board of directors and our board of executive officers, on an individual basis and as a group, beneficially own less than 1% of the ordinary shares of our stock and less than 2% of the preferred shares of our stock. See “Item 7A. Major Shareholders” for more information.

Stock Option Plan

In 1995, we implemented our stock option plan, or the Plan. Our Plan is designed to retain the services of our officers and to obtain highly qualified employees. Each option gives the holder the right to one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

The Plan is managed by the Appointments and Compensation Committee, made up of seven members who are elected on an annual basis by the board of directors and is presided by the chairman of the board of directors. The Appointments and Compensation Committee periodically grants and sets the terms of the share options and determines which officers will be included in the plan. In certain cases, options may also be granted to officers of our subsidiaries and highly qualified employees, and may be used to attract certain skilled professionals. The board of directors may revise the decisions of the Appointments and Compensation Committee within 30 days of the grant. The Appointments and Compensation Committee may only grant the options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian corporate law. The amount of options granted in any given year may not exceed 0.5% of our total shares, at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the Appointments and Compensation Committee or outside certain suspension periods. The vesting period may vary, at the Appointments and Compensation Committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised. The exercise price of the option is determined by the Appointments and Compensation Committee at the time of the grant and is indexed for inflation up to one month before the option exercise month. In determining the exercise price, the Appointments and Compensation Committee reviews our recent trading activities in the public market. The Plan also stipulates that, after the exercise of the option, the shareholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option. For further information relating to the issuance of our stock options, see “Compensation.” For more information regarding our stock option plans, see Note 26 to our consolidated financial statements.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

In accordance with our by-laws, there are two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. See “Item 10B. Memorandum and Articles of Association - Voting Rights” for information regarding our capital stock and our two classes of shares.

The following table sets certain information as of December 31, 2006 with respect to:

•	any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

•	any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

•	other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total
	Number of		Number of		Number of
	Shares		Shares		Shares
	total	% of	Total	% of	total	% of
	(per share, except percentage amounts)

Itaúsa–Investimentos Itaú S.A.	534,425,660	85.30	28,030	0.01	534,453,690	43.74
Bank of America Corporation (*)	20,536,836	3.28	68,518,094	11.51	89,054,930	7.29
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil	3,897,750	0.62	40,130,450	6.74	44,028,200	3.60
Treasury Stock	4,996,723	0.80	19,781,140	3.32	24,777,863	2.03
Others	62,643,287	10.00	467,038,250	78.42	529,681,537	43.34
Total (*)	626,500,256	100.00	595,495,964	100.00	1,221,996,220	100.00

(*) Includes 20,536,836 common shares, approved to be issued as purchase consideration for the acquisition of BankBoston Chile and Uruguay to Bank of America, or BAC, by the Extraordinary General Meeting of December 26, 2006. On February 26, 2007 and March 23, 2007, with the conclusion of these acquisitions from Chile and Uruguay, respectively, these shares were delivered to BAC.

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

After March 24, 2003, as a result of the corporate restructuring, Itaú Holding became the direct controlling shareholder with 100% of Itaú’s shares. Itaú Holding is in turn controlled by Itaúsa, which holds 85.3% of its common shares.

The acquisition of BankBoston operations in Brazil was paid for through the issue of 68,518 thousand preferred shares of Itaú Holding and the acquisition of the BankBoston operations in Chile and Uruguay through the issue of 20,537 thousand common shares of Itaú Holding capital, corresponding to 7.3%. Therefore, BAC, 2nd largest bank in the world in market value, became an important shareholder of Itaú Holding.

The following table presents as of December 31, 2006, the portion of each class of shares held in the United States and the number of shareholders in the United States:

	Number	Number of
	of Shares	Shareholders
Common Shares	185,903	7
Preferred Shares	156,390,858	225
Preferred Shares Represented by ADS	92,849,183	1
Total	249,425,944	233

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

Accordingly, we have not made any loans or advances to any of our domestic subsidiaries and affiliates, executive officers, board members or their family members. In addition, we, Itaúsa and our subsidiaries do not have any loans or guarantees outstanding with any affiliates that are financial institutions. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. See “Item 4B. Business Overview - Regulation and Supervision.”

Transactions with companies that are part of our consolidated group are always conducted on the same prices, terms and rates than the market, and have been completely eliminated in our consolidated position and results of operations. These operations are generally banking and interbanking transactions, which are detailed below.

(in millions of R$)

Balances	2006	2005	2004
Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	101,653	70,855	42,732
Securities issued by consolidated entities and acquired by other consolidated entities	44,172	23,384	12,899
Securities repurchase and resale agreements between consolidated entities	14,825	5,886	2,662
Investment revenues	11,436	11,533	6,175
Derivative Financial Instruments - Liabilities	3,644	2,129	953
Debentures revenues	3,443	3,074	1,497
Loans to consolidated entities	1,277	2,272	1,679
Dividends	1,089	982	650
Foreign currency purchases and sales to be settled between consolidated entities	889	493	330
Borrowings and on-lendings between consolidated entities	429	1,501	584
Fees Receivable/Payable between consolidated entities	319	504	1,495
Tax and social securities contributions	260	182	-
Deferred Income	29	28	35
Interbank accounts of subsidiaries	25	64	12
Negotiation and intermediation of securities	-	3	3
Other balances between consolidated entities	3,969	2,779	2,081

We present below the operations between Itaú Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

(in millions of R$)

	2006	2005	2004
ASSETS
Interbank deposits
Credicard Banco S.A.	-	297	163
Annual interest (%)	-	18.44	18.22
Banco Itaú Europa S.A.	515	948	502
Annual interest (%)	4.44	4.27	2.45
BIE - Bank & Trust Ltd.	22	-	212
Annual interest (%)	1.00	-	2.34 to 2.45
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	176	181	80
Annual interest (%)	3.30	2.01	1.96
Securities
Banco Itaú Europa S.A.	66	70	80
Annual interest (%)	5.73	4.96	1.96
Banco Itaú Europa Luxembourg S.A.	-	386	-
Annual interest (%)	-	4.26	-
Dividends receivables
Serasa S.A.	17	15	4
Redecard S.A.	37	-	-
LIABILITIES
Non Interest-bearing deposits
Credicard Banco S.A.	-	8	13
Redecard S.A.	192	-	-
Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	-	-	113
Annual interest (%)	-	-	2.30 to 3.70
Debentures
Tulipa Administração e Participações Ltda.	-	473	197
Annual interest (%)	-	18.05	17.76
Other liabilities
Credicard Banco S.A. (2)	-	3	12
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services revenues
Credicard Banco S.A.	-	99	11
Services expenses
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3)	-	-	200

(1) Subordinated floating rate note acquired on November 2000, maturing on November 28, 2008.

(2) On August 20, 2003, due to a corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(3) The transactions for the year 2004 correspond to services provided by Orbitall between January 1, 2004 and November 30, 2004. Since December 1, 2004, Orbitall has been consolidated in our financial statements.

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

(in millions of R$)

	2006	2005	2004
LIABILITIES
Interest-bearing deposits
Duratex S.A.	-	192	53
Annual interest (%)	-	18.20	16.02
Trade notes payable
Itautec S.A.	16	11	11
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services expenses
Itautec S.A. (1)	154	134	120
Equipments and software purchase
Itautec S.A.	112	90	139

(1) Maintenance and services related to electronic equipment and software.

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

The donations to both entities and services rendered by Fundação Itaú Social to Itaú Holding are presented below:

(in millions of R$)

	2006	2005	2004
Donations by Itaú to
Fundação Itaú Social	2	2	2
Instituto Itaú Cultural	27	25	24
Services provided to Itaú by
Fundação Itaú Social	25	23	22

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

Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. As of December 31, 2006, we have established reserves amounting to R$ 817 million for civil litigation, R$ 1,535 million for labor-related lawsuits and R$ 411 million for tax and social security represented by lawsuits and administrative proceedings involving federal and municipal taxes. We have also reserved R$ 3,764 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality. Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

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

Brazilian corporate law generally requires that the charter of each Brazilian corporation specify a minimum percentage of the distributable profits of the corporation, comprising normal dividends and/or interest on stockholders’ equity, that must be distributed to shareholders as described below. See “Item 10B. Memorandum and Articles of Association - Calculation of Distributable Amount.” Moreover, it establishes that holders of preferred shares not carrying a right to fixed or minimum dividends have a statutory right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

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

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E. Taxation - Brazilian Tax Considerations - Registered Capital.” The preferred shares underlying the ADSs will be held in Brazil by the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar will be The Bank of New York.

Payments of cash dividends and distributions, if any, on preferred shares underlying the ADSs will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 12D. Description of American Depositary Shares.” In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted. See “Item 3A. Selected Financial Data - Exchange Rates.” Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on stockholders’ equity as an alternative form of making dividend distributions. The principal difference between dividends and interest on stockholders’ equity is their tax treatment. Dividends paid to shareholders who are not Brazilian residents, including holders of the ADSs are exempt from Brazilian income tax withholding. However, any interest on stockholders’ equity is subject to Brazilian income tax withholding. See “Item 10E. Taxation - Brazilian Tax Considerations.”

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

The following table sets forth the interest on stockholders’ equity paid to holders of our common shares and preferred shares since 2004 in U.S. dollars translated from reais at the commercial exchange rate as of the date of payment.

	Interest on stockholders’ equity
Year	R$ per share (common and preferred)	US$ equivalent per share at payment date
2004 (1)	1.2110	0.4311
2005	1.6486	0.7553
2006	1.9467	0.8917

(1) Due to the reverse stock split effected in 2004 and the stock split in 2005, interest on stockholders’ equity paid in 2004 are presented after giving retroactive effect to the reverse stock split approved on April 28, 2004 and the stock split approved on August 22, 2005.

	Interest on stockholders’ equity
Month (Payment date)	R$ per share (common and preferred)	US$ equivalent per share at payment date
February 1, 2007	0.0240	0.0114
March 1, 2007	0.0240	0.0113
April 2, 2007	0.0240	0.0117
May 2, 2007	0.0240	0.0118

8B. Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9 THE OFFER AND LISTING

9A. Offer and Listing Details

Our preferred shares trade on the New York Stock Exchange (NYSE) under the symbol “ITU” in the form of American Depositary Shares, or ADSs. We listed our ADSs on the New York Stock Exchange and became a U.S. registered company on February 21, 2002. Each ADS represented 500 preferred shares then. On October 20, 2004, we effected a reverse stock split whereby each 2 (two) ADSs represent 1 (one) preferred share. The last modification was on October 2005, when a stock split was carried out in Brazil and the ADS to preferred share ratio changed to 1:1. The ADSs are evidenced by American Depositary Receipts (or ADRs), issued by The Bank of New York, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

The principal trading market for our preferred shares and common shares is BOVESPA. Our shares trade on BOVESPA under the symbol “ITAU4” for the preferred shares and “ITAU3” for the common shares without par value.

As of December 31, 2006, there were:

•
an aggregate of 595,495,964 preferred shares issued, including 19,781,140 held as treasury shares, and 626,500,256 common shares issued, including 4,996,723 held as treasury shares (includes 20,536,836 common shares, approved to be issued as purchase consideration for the acquisition of BankBoston Chile and Uruguay to Bank of America, or BAC, by the Extraordinary General Meeting of December 26, 2006. On February 26, 2007 and March 23, 2007, with the conclusion of these acquisitions from Chile and Uruguay, respectively, these shares were delivered to BAC), and

•
379,203 common shares and 301,788,450 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 0.06% and 50.68%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS represents one preferred shares without par value. As of December 31, 2006, there were approximately 92.8 million ADSs outstanding, representing approximately 15,59% of the preferred shares. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York. As of December 31, 2006, there were 4 registered holders of ADSs.

We also trade our preferred shares in the form of CEDEARs (Certificados de Depósitos Argentinos), or Argentine Certificates of Deposits in the BCBA (Bolsa de Comércio de Buenos Aires), or the Argentine Stock Exchange. Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2006, there were approximately 1,871,600 CEDEARs outstanding.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BOVESPA, in reais and U.S. dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information for periods prior to October 3, 2005 when the stock split was effected is presented after giving retroactive effect to such split.

	R$ per Preferred Share		US$ per Preferred Share
Calendar Period	High	Low	High	Low
2002	21.00	11.00	8.81	2.90
2003	29.10	14.76	10.07	4.08
2004	41.00	22.30	15.15	7.14
2005	59.89	37.55	27.46	14.12
2006	77.49	51.03	37.00	22.34

2005
1st quarter	49.20	37.55	18.49	14.12
2nd quarter	46.00	40.70	19.14	15.56
3rd quarter	54.40	41.30	24.12	16.75
4th quarter	59.89	48.50	27.46	21.61

2006
1st quarter	73.00	55.10	34.46	23.58
2nd quarter	76.40	51.03	37.00	22.34
3rd quarter	67.99	57.33	31.69	26.10
4th quarter	77.49	64.50	36.24	29.79

Share prices for the most recent six months are as follows:

December 2006	77.49	71.00	36.24	32.76
January 2007	80.00	72.58	37.51	33.75
February 2007	79.82	70.55	38.15	33.44
March 2007	75.97	67.50	36.88	31.56
April 2007	79.95	70.60	39.46	34.48
May 2007	89.30	80.40	45.87	39.67

Source: Economática System

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2002	8.79	2.85
2003	9.99	4.10
2004	15.18	7.07
2005	27.68	14.11
2006	36.44	22.18

2005
1st quarter	18.59	14.11
2nd quarter	19.14	15.51
3rd quarter	24.09	16.73
4th quarter	27.68	21.52

2006
1st quarter	34.49	24.47
2nd quarter	36.30	22.18
3rd quarter	31.80	25.94
4th quarter	36.44	29.70

Share prices for the most recent six months are as follows:

December 2006	36.44	32.78
January 2007	38.00	33.78
February 2007	38.21	32.86
March 2007	36.86	31.55
April 2007	39.54	34.68
May 2007	46.07	38.82

Source: Economática System

9B. Plan of Distribution

Not applicable.

9C. Markets

Trading on the Brazilian Stock Exchanges

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange. Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the Brazilian settlement and custodial company, the CBLC, which is wholly owned by that exchange.

The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Nacional de Negociação Eletrônica). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.”~~.~~  Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 394 companies listed on the BOVESPA was equivalent to approximately R$1,545 billion, and the 10 largest companies listed on the BOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2006, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was approximately US$ 25.1 trillion, and the 10 largest companies listed on the NYSE represented approximately 11.55% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder.

Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of the CMN. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 of the CMN requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 of the CMN to other non-Brazilian holders through a private transaction. See “Item 10E. Taxation - Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. See “Corporate Governance Practices” below. Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

In 2000, the BOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These listing segments increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of the agreements entered with related parties, and (f) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares and 80% of the price paid per share of the controlling block of preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members with a term of two years maximum, from which at least 20% are independent members as determined by the rules of Level 2, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

We focus on creating value for our shareholders. We believe that one of the ways Itaú Holding has found to generate value for shareholders is to maintain good practices of Corporate Governance, as a long-term continuous process, designed to ensure sustained growth of the company. For many years we have been following principles relating to disclosure, minority shareholders’ rights and transparency as part of our corporate governance initiatives. For instance, Itaú is a public company with shares traded on the market since its foundation, in 1945, date of its register at BOVESPA. In February 2002, Itaú listed its Level II ADRs on the NYSE and has therefore complied with the exchange's criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP format and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

Corporate Governance improvements in 2006:

•
Expansion of the Compensation Committee through the creation of the Appointments and Compensation Committee. This committee is responsible for deciding the compensation policy for executive officers related to the apportionment of the global and annual amount established at the general shareholders’ meeting, the payment of participation in net income, the granting of stock options, the concession of benefits of any nature and amounts for business representation, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value of the services in the market. Further, it is the committee’s responsibility: (i) to provide guidance on the policy of compensation for the directors of the subsidiaries; (ii) to analyze and propose names for appointment to the board of executive officers; (iii) to propose to the board of directors, members to hold positions on the statutory committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the board of directors or the board of executive officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the board of directors. The committee shall deliberate on the basis of the majority of its members vote and these deliberations shall be considered final when ratified by the board of directors;

•
Election of the fifth and sixth independent members of the board of directors: Gustavo Loyola, former president of the Brazilian Central Bank, and Geraldo Carbone, former president of Bank Boston Brazil;

•	Approval of an age limit of 75 years for the members of the board of directors to serve as directors;

•	Approval of the internal charter of the board of directors, which establishes its rules of operation, attributions and self-evaluation of its members, among other provisions.

•
Banco Itaú Holding Financeira S.A. has fulfilled the requirements of the Sarbanes-Oxley Act section 404, regarding the internal controls over financial reporting, one year before the due date. In the annual report on form 20-F filed on June 8, 2006 with the SEC, Itaú Holding included, as required, a “Management’s Report on Internal Control over Financial Reporting”, in which it declared the assessment of the controls, and concluded that the internal control over financial reporting became effective as of December 31, 2005. In addition, as required by section 404, management’s assessment was object of a specific attestation of the independent auditors, who must also perform a specific audit of the internal controls in conjunction with the auditing of the financial statements prepared in conformity with accounting principles generally accepted in the United States. The independent auditors opinion, filed with the annual report on form 20-F, declares that management’s assessment is fairly stated and that Itaú Holding maintained effective internal control over financial reporting as of December 31, 2005, in all material respects.

Disclosure Requirements

Pursuant to CVM Rule No. 358 of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•
establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•
specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the fiscal committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.

Changes in the Brazilian Corporate Law

On October 31, 2001, Law No. 10,303, amending the Brazilian Corporate Law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

•
obligates our controlling shareholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;

•
entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporate Law);

•
requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•
entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders who withhold together shares representing at least 10% of our total capital are entitled to appoint one member and an alternate to our board of directors. Until 2005, the minority shareholders who met the thresholds described above could appoint a member to integrate the board of directors, amongst a list of three names indicated by the controlling shareholders. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

•
requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders’ meetings to the stock exchanges on which our shares are most actively traded.

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Executive Sessions

According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Our board of directors consists of 14 non-management directors and as such we believe we are in compliance with this standard.

Committees

We are not required under applicable Brazilian corporate law to have a Nominating Committee, Corporate Governance Committee and Compensation Committee. However, we do have an Appointments and Compensation Committee and a Corporate Governance Committee: the “Disclosure and Trading Committee”. See “Corporate Governance Practices” above. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting. Global compensation for our directors and executive officers is established by our shareholders. Itaú Holding’s by-laws establish the purchase of stock options, the constitution of an Appointments and Compensation Committee and its attributions under the Stock Options Plan approved by the general shareholders meeting. This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the Appointments and Compensation Committee and grants it some responsibilities in deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

The Brazilian banking law (Resolution No. 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian corporate law requires us to have a fiscal council, which is composed of three to five members. Both the audit committee and fiscal council must comply with international corporate governance standards. The fiscal council members are elected at the general shareholders’ meeting and the audit committee is elected by the board of directors among its members. The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a fiscal council that consists of three members and three alternates and which meets once a month. In April 2003 the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our fiscal council, as established according to the Brazilian corporate law as well as certain additional adaptations (such as a mandatory consultation to the fiscal council on the engagement of auditors), allows us to meet the requirements set forth by the SEC. However, in order to keep best corporate governance practices not only in Brazil, but also in the international markets, and in order to comply with the Brazilian banking law, as of April 2004 we have implemented an independent audit committee composed of a majority of independent members of our board, as required by the Sarbanes-Oxley Act and NYSE rules. See “Corporate Governance Practices” above.

Shareholder Approval of Equity Compensation Plans

Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to the shareholders’ meeting confirmation.

Corporate Governance Guidelines

We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to BOVESPA’s level 1 of Corporate Governance and adoption of tag-along rights for all shareholders, regardless of their voting rights. See “Corporate Governance Practices,” above. We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines; and (ii) the Policy on Trading of Securities, which requires management to inform all transactions relating to our securities, and which was an optional device included in CVM’s Instruction No. 358. Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees, which were unified in the Disclosure and Trading Committee in April 2006.

Code of Business Conduct and Ethics

Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in 2000 our Code of Ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules. In October 2005, as part of its policy of constantly seeking development, Itaú announced its newly enlarged and updated Code of Ethics, thus building the bases for the future of a world class company that aims to be sustainable and perennial. See “Item 16B. Code of Ethics.”

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

Mandatory Dividend. Pursuant to our by-laws, at least 25% of the distributable amount must be allotted to the payment of a minimum mandatory dividend on all of our shares of any type or class (as discussed below).

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

We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2006, 2005 and 2004.

The Brazilian corporate law provides that all discretionary allocations of net profits are subject to approval by the shareholders voting at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to shareholders. This interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on stockholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E. Taxation - Brazilian Tax Considerations - Interest on Stockholders’ Equity.” The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution. To the extent we distribute interest on stockholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

•	accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of share capital, and

•	pass resolutions to reorganize our legal form, merge, consolidation or split, dissolution and liquidation, appoint and dismiss our liquidators and examine our accounts.

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

The following aspects are also significant on the Brazilian corporate law:

•	preferred shares representing 10% of the outstanding shares not held by the controlling shareholders would be entitled to appoint a representative to our board of directors,

•	disputes among our shareholders as well as among our shareholders and us would be subject to arbitration, if provided for in our by-laws,

•
a tender offer at a purchase price equal to fair value for all outstanding shares would be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders,

•
any sale of control would require the shareholders to tender for the minority shareholders´ common shares and, as provided for in our by-laws, for the minority shareholders´ preferred shares, at a purchase price at least equal to 80% of the price per share paid to the controlling shareholder,

•
shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,

•
the controlling shareholders, the shareholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers would be required to disclose any purchase or sale of our shares to the CVM and the São Paulo Stock Exchange, and

•	we would be permitted to satisfy our information disclosure requirements through the Internet.

Form and Transfer

According to the Brazilian corporate law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. The transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services.

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

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution CMN No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank; besides repatriation of the principal amount invested, such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, equivalent to the amount so distributed in reais in favor of those preferred shares. The registered capital for each preferred share purchased in Brazil, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares in determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

10C. Material Contracts

Increased stockholdings in Credicard and Orbitall and termination of joint-venture in Credicard

On November 5 and 8, 2004, Itaú Group companies entered into agreements which changed the ownership structure of Credicard and Orbitall. Upon the closing of such transaction on December 29, 2004, our interest in Credicard increased from 33.33% to 50%. On the same date, we acquired all shares of Orbitall, in which we previously held a 33.33% interest. On April 30, 2006, Credicard was split and credit card accounts were divided between Citigroup and us. Credicard’s shared management ended and the assets and liabilities of Credicard were transferred to us or remained with Citibank, as the case may be. The split increased our credit card customer base by approximately 4.4 million credit cards. The “Credicard” brand may be used by both us Group and the Citibank companies until December 31, 2008.

Acquisition of BankBoston in Brazil, Chile and Uruguay

On May 1, 2006, Itaú Holding and Itaúsa entered into an acquisition agreement with Bank of America Corporation, or BAC, under which Itaú Holding agreed to acquire BankBoston’s operations in Brazil, or BankBoston Brazil. At the time of execution of the acquisition agreement, BankBoston Brazil had 89 branches and 210,000 customers in Brazil. On September 1, 2006, Itaú Holding completed such acquisition, which included asset management, a significant credit card portfolio and small, middle-market and corporate segments. The operations of BankBoston Brazil were acquired through the issuance of 68,518,000 non-voting shares (representing approximately 5.61% of total shares, including treasury stock) of Itaú Holding.

On August 8, 2006, Itaú Holding and Itaúsa entered into acquisition agreements with BAC under which Itaú Holding agreed to acquire BankBoston’s operations in Chile and in Uruguay, as well as the operations of OCA in Uruguay. At the time of execution of such acquisition agreements, BankBoston in Chile had 44 branches and 58,000 customers and BankBoston in Uruguay had 15 branches. In addition, OCA in Uruguay had 23 branches. BankBoston in Uruguay and OCA jointly served at that time approximately 372,000 customers.

On February 26, 2007, Itaú Holding completed the acquisition of BankBoston operations in Chile. Such operations were acquired through the issuance of 17,406,444 common shares (representing approximately 1.42% of total shares, including treasury stock) of Itaú Holding. On March 23, 2007, Itaú Holding completed the acquisition of BankBoston´s operations in Uruguay. Such operations were acquired through the issuance of 3,130,392 common shares of Itaú Holding (representing approximately 0.26% of total shares, including treasury stock).

Itaú Holding and Itaúsa entered into a shareholders’ agreement with BAC, which became effective upon completion of the acquisition of BankBoston Brazil on September 1, 2006. Pursuant to the terms of this shareholders’ agreement, BAC appointed one member of Itaú Holding’s board of directors and may not increase its equity interest in Itaú Holding above 20% of its issued and outstanding share capital. The newly-issued shares are subject to a three-year lock-up and BAC does not have a right of first refusal, but is entitled to tag along rights in the case of a change of control of Itaú Holding.

Joint Venture with XL Capital

On August 31, 2006, Itaú Holding entered into an agreement with XL to create a new insurance company in Brazil named Itaú XL Seguros Corporativos S.A., or Itaú XL, which is engaged in large risk business and industrial insurance (business property and liability insurance portfolio) in Brazil. Management believes that Itaú XL will benefit from the knowledge and Brazilian market penetration achieved and retained by Banco Itaú and from XL’s experience in writing large risk insurance. Moreover, Itaú XL started to have access to and is able to rely on the reinsurance capabilities offered by XL, thereby assisting it for possible changes that are being implemented in the Brazilian reinsurance sector regulatory scenario.

10D. Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

Foreign investors may register their direct investment in our common shares under Law No. 4,131, dated September 3, 1962, or Resolution No. 2,689, dated January 6, 2000. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation - Brazilian Tax Considerations” for more information.

Under Resolution No. 2,689 non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under Resolution No. 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter’s Regulatory Instruction No. 568. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10B. Memorandum and Articles of Association - Form and Transfer” for more information.

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

Pursuant to Brazilian law, the preferred shares may be registered under Resolution No. 2,689 of the CMN. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to these rules, a foreign investor must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register the foreign investment with the Central Bank.

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, will be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of those shares with the Central Bank as described below in “Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

Law 9,779/99, effective as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven is subject to income tax withholding at a rate of 25%. “Tax havens” are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%, or where the laws establish secrecy or impose restrictions on the disclosure of legal entities’ equity holdings or ownership. Accordingly, if the distribution of interest on stockholders’ equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%.

Additional Information

Brazilian Law 11,312/06, reduced to zero the IRF rate on income from public securities if paid for, credited, delivered, or remitted, to non-resident beneficiaries for investments made from their publication, provided that the investors are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) and provided further that the securities were not acquired under an obligation by the buyer to resell them. Special conditions were created to tax this income prior February 2006.

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

Tax on Bank Account Transactions (CPMF)

As a general rule, CPMF is imposed on any removal of funds from accounts at banks. Therefore, transactions by the depositary or by holders of preferred shares, which involve the transfer of Brazilian currency through Brazilian financial institutions, will be subject to a financial transactions tax, the CPMF tax. This includes when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in Brazilian reais. If we have to perform any exchange transaction in connection with ADSs or preferred shares, we will also be subject to the CPMF tax. The CPMF tax is generally imposed on bank account debits, at a current rate of 0.38%. In accordance with constitutional amendment No. 37/02 dated June 13, 2002, since July 13, 2002, the CPMF rate is no longer levied on withdrawals from the following accounts:

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

•	stock purchase and sale transactions effected through stock exchanges or over-the-counter markets; or

•	contracts based on stocks, stock indexes, mercantile and commodities futures;

(iii)	foreign investors’ accounts, relating to capital remittances to Brazil and remittances abroad of financial resources exclusively employed in the transactions and agreements referred to above.

In addition, Law No. 10,892/04 published on July 14, 2004, changed some of the CPMF rules. This law provided for: (i) the reduction of the CPMF rate to zero starting October 1, 2004 in withdrawals of banking accounts of deposits for investment that are open and used exclusively for investment purposes of fixed and varied income of any type, including savings accounts; and (ii) that the operations and the agreements related to the purchase and sale of shares and related to accounts of foreign investors for the entries in the country and remittances to foreign countries of invested financing resources are not deemed to be part of the investment checking accounts. However, such accounts may be considered as investment checking accounts and therefore be exempted from the CPMF if the source of such funds can be identified. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remits the proceeds from the sale or assignment of preferred shares by means of a foreign exchange transaction, the CPMF tax should be levied on the amount to be remitted abroad in reais. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

After Law 11,312/06, the CPMF rate applicable to withdraws from checking accounts used to fund the purchase of shares in IPOs not carried out on the Brazilian stock exchange was reduced to zero, provided that the company issuing the shares is registered with the exchange.

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

Tax on Bonds and Securities Transactions (IOF/Títulos)

Law No. 8,894/1994 created the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian future and commodities stock exchanges. As a general rule, the rate of this tax is currently 0%, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions. In addition, the IOF/Títulos tax rate may be higher than 0% in certain events, including if the investor sells redeems its investment quota during the grace period when the respective gains are still being credited.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal tax income purposes. Please see the discussion under “US Federal Income Tax Considerations - Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding preferred shares or ADSs.

Taxation of Distributions

In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of interest on stockholders’ equity, as described above under “Brazilian Tax Considerations — Interest on Stockholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes, when actually or constructively paid. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our preferred shares or ADSs, and thereafter as capital gain and will be either long-term or short-term capital gain depending on whether the U.S. holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. For U.S. foreign tax credit purposes, the dividend will be income from sources outside the United States and subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or if such U.S. holder does not elect to claim a credit for any foreign income taxes for the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s U.S. taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax (discussed below). U.S. holders should be aware that the U.S. Internal Revenue Service (IRS) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. See below for a discussion regarding our PFIC determination.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred share and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

In general, gain or loss, if any, realized upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction or any Brazilian tax) on the sale or other taxable disposition and a U.S. holder’s adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the U.S. holder held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax if such U.S. holder does not receive sufficient foreign source income from other sources. Alternatively, the U.S. holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign tax credit for any foreign taxes paid during the taxable year. We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current minimum rate of 25%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless the U.S. holder (i) is a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provides a correct taxpayer identification number and certifies, under penalty of perjury, that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk management is the business process that observes and manages the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the values of assets, liabilities and off-balance sheet positions.

Market risk is managed based on risk factors. Products are divided in primary sources of price deviation (risk factors), which refer to market parameter whose variation may impact the market value of the operations. The risk analysis process quantify the exposure and risk appetite using risk limits based on market risk factors Statistic Var (99% confidence level), Stress simulations (VaR Stress), and economic capital.

Risk control process starts through the definition of limits, approved by Financial Risks Senior Committee, based on the risk appetite and the financial capacity of every main unit. These limits are informed to business unit’s risk control area that executes daily risk management activity and supplies information periodically to the consolidated risk control area that, therefore, monitors the scope, precision and quality of the controls. The risk control cycle is concluded with the risk consolidation disclosure to the Financial Risks Senior Committee. The Committee is the final responsible for monitoring all trading desks and exposures, understanding, controlling and managing market risk across the corporation.

Commercial banking operations and strategic positions are managed in the structural gap, using economic risk measures, and simulating accounting exposures. Proprietary trading desk is responsible for the directional exposures, mainly controlled by VaR Stress measures and stop loss limits. Itaú also operate through different business desks, notably, the customer’s desk, focused on customized operations, and the treasury operation desk, responsible to hedge customer’s desk and other conglomerate market risks.

Domestic Market

The main market risk factors that we identify on the domestic market risk control process are: dollar-linked interest rates and interest rates in local currency, segregated between fixed rates, rates indexed to Brazilian inflation index (IGPM, INPC and IPCA) and rates indexed to a referential rate called TR VaR of Structural Gap.

VaR of Structural Gap

In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is composed mainly by assets and liabilities in our retail business and derivatives used to hedge the portfolio’s market risk.

In 2006,the structural gap, made up of commercial transactions and associated financial instruments, showed a significant increase in the global VaR as of December 29, 2006, mainly as a result of the increase in the fixed interest rate gap. In last quarter of this year, lower volatility was observed in all the risk factors than the others periods. Given the reduction in the volatility and in the levels of the fixed interest rates, Banco Itaú, with a view to managing this change in the market efficiently and seeking optimization of the risk/return ratio (adjusted to cost), reduced the hedge for the structural portfolio associated with this risk factor. Even with this increase, Itaú still maintains its risk level low in relation to the unit’s equity.

VaR(*) of Structural Gap

2006

(in millions of R$)

Risk Factor	December 29	Average	Minimum	Maximum
Fixed Rate	59.3	13.2	1.8	65.0
Referential Rate (TR)	3.8	7.0	3.4	31.4
Dollar Linked Interest Rate	8.6	14.7	3.3	146.3
FX Risk (adjusted for tax purposes) - Dollar	4.3	15.9	0.0	123.5
Equity	10.1	14.1	9.1	23.4
Brazilian Inflation Index Linked Interest Rate	4.0	7.2	3.3	15.8
Diversification Effect	(20.3)
Total	69.8	32.3	13.7	84.6

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

2005

(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum
Fixed Rate	7.6	5.9	0.9	20.9
Referential Rate (TR)	6.3	10.9	6.3	19.3
Dollar Linked Interest Rate	4.8	11.8	4.0	52.5
FX Risk (adjusted for tax purposes)	0.7	5.2	0.1	24.9
Equity	10.6	13.0	9.7	17.4
IGPM	5.2	9.2	4.9	13.4
Diversification Effect	(21.2)
Total	14.1	23.5	11.3	60.2

(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

VaR of Proprietary Trading Desk

The VaR for the operations of our proprietary trading desk is presented in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business possibilities resulting from opportunities and imperfections in the market. The VaR of these operations is more sensitive to market conditions and expectations of portfolio managers, and may present significant day-to-day changes. The nature of the trading instruments and a more dynamic management of the portfolio allow the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economical instability. The proprietary trading desks are monitored using VaR Stress Scenarios instead of Statistical VaR. VaR Stress is based on the maximum loss that proprietary trading is subject to in a combination of stressed scenarios, which are independently defined by the Economic Scenarios Evaluations Committee. This commission is composed of members of Banco Itaú Holding senior management.

The Average VaR Stress increment resulted from an increase in the fixed rate exposures and U.S. dollar internal market position at the first three quarters of 2006 and also resulted from an increase in equities portfolio at the last one.

VaR Stress of Proprietary Trading Desk

2006

(in millions of R$)

Trading Desk	December 29,	Average	Minimum	Maximum
Total	(391.0)	(147.5)	0.0	(411.5)

2005

(in millions of R$)

Trading Desk	December 31,	Average	Minimum	Maximum
Total	(135.8)	(58.1)	0.0	(232.4)

Itaú BBA VaR

The trading desks of Itaú BBA negotiate independently from Banco Itaú, selecting positions to optimize the risk adjusted return.

In 2006, Itaú BBA treasury continued to play its role as competent price of commercial operations and taking advantage of arbitrage opportunities. Itaú BBA outperformed especially on interest rate market and Brazilian sovereign debt. The outstanding image of Itaú BBA on financial market is strongly associated to an efficient risk control of its positions.

The VaR of Itaú BBA is shown in the following table:

2006

(in millions of R$)

Risk Factor	December 29	Average	Minimum	Maximum
Fixed Rate	1.4	8.0	0.9	18.9
Dollar Linked Interest Rate	3.0	4.5	1.9	9.5
FX Risk (adjusted for tax purposes) - Dollar	2.5	8.0	0.2	21.0
Equity	2.4	4.0	1.1	8.8
Sovereign Risk	4.1	8.7	3.9	23.1
Brazilian Inflation Index Linked Interest Rate	1.9	1.8	0.6	5.4
Foreign Interest Rate	14.3	5.0	1.9	17.9
Commodities	1.1	1.0	0.5	1.9
Others Foreign Exchange Risk	2.1	1.4	0.6	3.9
Others	0.8	0.2	0.0	1.2
Diversification Effect	(17.1)
Total	16.6	24.5	8.4	43.9

2005

(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum
Fixed Rate	3.0	11.3	3.0	21.9
Dollar Linked Interest Rate	2.9	1.3	0.6	3.5
FX Risk	11.5	11.1	0.1	28.5
Equity	5.6	3.7	0.5	8.6
Sovereign Risk	13.1	5.8	2.0	14.2
Diversification Effect	(11.5)
Total	24.6	23.7	9.1	41.9

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

VaR of Foreign Units

2006

(In millions of US$)

Risk Factor	December 29	Average	Minimum	Maximum
Sovereign and Private Bonds	7.7	6.7	4.2	9.7
Libor	0.1	0.4	0.1	0.9
Diversification Effect	(0.0)
VaR of Foreign Units	7.7	6.6	3.7	9.8

2005

(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum
Sovereign and Private Bonds	4.4	5.7	3.0	8.8
Libor	0.5	0.3	0.0	0.8
Diversification Effect	(1.8)
VaR of Foreign Units	3.1	5.3	2.8	8.3

The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina was reduced and the VaR as of December 29, 2006 represents less than 1% of our consolidated stockholders’ equity.

VaR - Banco Itaú Buen Ayre

2006

(In millions of US$)

Risk Factor	December 29	Average	Minimum	Maximum
Inflation Index Linked Interest Rate (CER)	0.01	0.02	0.00	0.05
Libor	0.12	0.02	0.01	0.12
Interest Rate Local Currency	0.10	0.11	0.03	0.27
Diversification Effect	(0.07)
VaR - Buen Ayre	0.16	0.13	0.03	0.30

2005

(In millions of US$)

Risk Factor	December 31	Average	Minimum	Maximum
Inflation Index Linked Interest Rate (CER)	0.03	0.03	0.01	0.07
Libor	0.04	0.05	0.04	0.08
Interest Rate Local Currency	0.04	0.04	0.03	0.08
Diversification Effect	(0.04)
VaR - Buen Ayre	0.07	0.07	0.06	0.09

Global VaR

As explained before, some portfolios are managed using specific VaR Stress techniques. Aiming to achieve more convergence between the information disclosed and the way market risk management is practiced, Global Statistic VaR is calculated only for the portfolios where Statistic Var is applied.

The global VaR shown in the following table encompasses the VaR of Itáu domestic operations, excluding Itaú’s Proprietary Trading Desk, and the operations carried out in the international markets, covering too the portfolios of Itaú BBA and Banco Itaú Buen Ayre. We can observe that there was significant diversification of the risks of the business units, allowing the conglomerate to maintain a very small total exposure to market risk, when compared to its capital.

2006

(in millions of R$)

Risk Factor	December 29	Average	Minimum	Maximum
Fixed Rate	58.4	20.1	6.4	66.1
Referential Rate (TR)	3.8	7.0	3.4	31.4
Dollar Linked Interest Rate	9.5	15.0	4.0	141.5
FX Risk (adjusted for tax purposes) - Dollar	7.4	24.5	1.3	117.8
Equity	11.8	17.3	10.9	28.7
Brazilian Inflation Index Linked Interest Rate	6.0	10.2	3.7	28.1
Sovereign and Private Bonds	14.0	18.6	13.6	32.1
Foreign Interest Rate	14.4	5.0	1.9	17.9
Commodities	1.1	1.0	0.5	1.9
Others Foreign Exchange Risk	2.1	1.4	0.6	3.9
Others	0.8	0.2	0.0	1.2
Itaú Buen Ayre	0.3	0.3	0.1	0.6
Diversification Effect	(37.0)
Global VaR	92.5	58.4	28.9	111.1

2005

(in millions of R$)

Risk Factor	December 31	Average	Minimum	Maximum
Fixed Rate	9.7	13.3	2.2	20.9
Referential Rate (TR)	6.3	10.9	6.3	19.3
Dollar Linked Interest Rate	6.3	11.5	4.2	50.9
FX Risk (adjusted for tax purposes)	12.9	7.5	0.3	28.8
Equity	14.1	15.0	8.9	22.6
IGPM	6.4	10.1	6.1	14.6
Sovereign and Private Bonds	20.3	16.5	10.1	24.9
Libor	1.1	0.7	0.1	1.9
Itaú Buen Ayre	0.2	0.2	0.1	0.2
Diversification Effect	(39.4)
Global VaR	37.9	30.1	19.5	66.3

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

In the Fixed Rate market, delta MtM (Market to Market) surpassed VaR once during the year ended December 29, 2006, within the limits set by our calculations.

The distribution of risk versus return observed during the year ended December 29, 2006 for the Foreign Exchange Rate risk factor shows that losses surpassed the VaR twice during this period.

The portfolio indexed to the Referential Rate had losses above the VaR only six times in the year ended December 29, 2006, which shows the adequacy of the risk model adopted.

As a result of the portfolio effects, there were three days during the year ended December 29, 2006 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graphs below.

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

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer (“CEO”) and chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2006. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, the CEO and CFO have concluded that as of December 31, 2006, the company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the company and it’s consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Changes in internal control over financial reporting

In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), management, including the CEO and CFO, concluded that the changes in our operation occurred during the year ended December 31, 2006, including the acquisition of the operations of BankBoston and subsidiary companies in Brazil, have not materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

For the period ended December 31, 2005, as our management concluded all the procedures for evaluating, testing, and documenting of the internal controls over financial reporting and our independent auditors concluded their audit of management’s assessment process as well as the audit of those controls in conjunction with the audit of the financial statements, we filed in item 18 of Form 20-F for the period ended December 31, 2005 the management’s internal control report and the corresponding opinion issued by our independent auditors on internal controls over financial reporting.

For the period ended December 31, 2006, our management has concluded all the procedures for evaluating, testing, and documenting of the internal controls over financial reporting and our independent auditors have concluded their audit of management’s assessment process as well as the audit of those controls in conjunction with the audit of the financial statements. Therefore we are filling herewith in item 18 the management’s internal control report and the corresponding opinion issued by our independent auditors on internal controls over financial reporting.

ITEM 16 [RESERVED]

16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Tereza Cristina Grossi Togni, a member of our audit committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Furthermore, Ms. Togni is an independent member of our audit committee as required by the NYSE rules and regulations.

16B. Code of Ethics

Our Code of Ethics was published in December 2000, reinforcing our ethical standards and values. In 2005, the Code of Ethics was revised to broaden and clarify our ethical commitments, and to make it more educational and less disciplinary. All employees were invited to engage in the process by means of an Intranet hearing composed by a multiple-choice query to allow suggestions to the wording.

Then, the board of directors approved the new Code and a booklet was distributed to all employees across the company.

The Code of Ethics was distributed in 2006 to customers, shareholders, investors, retirees, suppliers, third sector representatives and public authorities.

The Code of Ethics encourages a responsive action, dialog, cooperation, transparency, accountability, diversity and commitment to the socio-environmental matters related to Itaú's activities.

Ethics Policy Management

Our Senior Ethics Commission was created in 2005 and is chaired by the CEO of Banco Itaú Holding Financeira, which is responsible for defining the guidelines of the Corporate Ethics Policy and for the continuing updating of the Code of Ethics.

Our Corporate Ethics Policy was also implemented in 2005 and concerns the structure, procedures, references and responsibilities regarding implementation, dissemination, follow-up and maintenance of the company’s ethics program.

The management system comprises sub-committees, with codes of conduct, rules, and ethics consulting related to their respective sectors. These sub-committees manage and monitor the ethical standards of the business units. The codes of conduct supplement our Code of Ethics, addressing particular features of each organizational area. This structure also includes a set of guidelines and rules defining procedures, responsibilities and applicable disciplinary actions in case of breach of conduct.

The Corporate Ethics Area is responsible for developing operational routines to the Code of Ethics and monitoring employees’ awareness of our ethical standards.

Ethics management at Itaú complies with ECS2000 recommendations (Ethics Compliance Standard), an international standard devised and managed by Reitaku University Business Ethics and Compliance Research Center, an education and research institution based in Japan, recognized world-wide as a reference regarding corporate ethics.

Ethical Compliance

Ethical Compliance implements the activities required to assure a permanent compliance to the established ethical standards. It is in charge of (i) monitoring ethical risks and improving processes; (ii) further developing and disseminating the existing channels for inquiry and exposure; (iii) reporting to stakeholders; (iv) assessing ethical climate, including evidence of the organization’s ethical commitment; and (v) training in ethical compliance.

This management structure was devised to attain an ongoing improvement of the Ethical Policy by means of monitoring and incorporating Brazilian and international best practices.

Communication channels

Employees are encouraged to communicate any break, or suspicion of break of the code to the Head of the area, the internal controls and risks officer or the Ethics Committee of the Area involved, the Ethics Committee of the company, the Ethics Senior Commission or the Audit Committee.

Confidentiality as well as anonymity is assured during the whole process. However it is essential that communications have consistent grounds. The investigation occurs under rigorous secrecy and, when required, appropriate measures are taken.

Ethics Ongoing Education Program

An extensive Program for an ongoing Education in Ethics was implemented in 2006. The goals were as follows: communicate to all the staff the principles, values and standards of conduct within the Organization; qualify the staff to deal with ethical dilemmas related to daily activities; disseminate the Corporate Ethics framework. We accomplished this year an e-learning on Ethics at Itaú joined by 46,788 employees, and also 71 attendance events (trainings, workshops and lectures) comprehending 4,144 employees from several companies of the conglomerate.

Communication with Stakeholders - Compliance with AA1000 Standards

In 2006, Itaú enhanced the sustainable administration mechanisms by adopting a set of Accountability standards (the AA1000 Series) - international standards on ethics and social report, which establish corporate standards for transparency and accountability.

These standards are assisting the Bank in clarifying and making the following processes more effective by providing: integration between the Vision and Code of Ethics values and their dissemination into the Bank’s culture; stakeholders’ participation, communication and report; sustainable growth.

The results of these efforts are included in Itaú Social Report 2006, where the statement issued by BSD - Business Meets Social Development was published.

Public recognition of Itaú Ethics Policy

We highlight the following recognitions: listed in the Dow Jones Sustainability World Index for the seventh consecutive year and in the Corporate Sustainability Index of BOVESPA for the second consecutive year. Awarded twice the title of Latin America’s Most Sustainable and Ethical Bank by Latin Finance and Management & Excellence.

16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes, or PwC, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2006 and 2005. The chart below sets forth the total amount billed to us by PWC for services performed in the years 2006 and 2005, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2006	2005
Audit Fees	15,486	10,149
Audit-Related Fees	4,673	3,106
Tax Fees	2	0
All Other Fees	137	170
Total	20,298	13,425

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings and audit of internal controls in compliance with Sarbanes Oxley Law.

Audit-Related Fees

Audit-related fees in 2005 and 2006 refer to services provided in connection with due diligence activities, issuance of special-purpose audit reports, evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

Tax fees in 2006 were related to tax compliance and consulting services.

All Other Fees

All other fees in 2006 and 2005 include technical material, participation in training and general advice projects.

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

16D. Exemptions from the Listing Standards for Audit Committees

We are in full compliance with the listing standards for audit committees.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)(2)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/31/2006			29,628,700	4,881,300
02/02 to 02/28/2006			29,628,700	4,881,300
03/01 to 03/31/2006			29,628,700	4,881,300
04/01 to 04/30/2006			29,628,700	4,881,300
05/03 to 05/31/2006			29,628,700	4,881,300
06/01 to 06/30/2006			29,628,700	4,881,300
07/01 to 07/30/2006			29,628,700	4,881,300
08/02 to 08/31/2006			29,628,700	4,881,300
09/01 to 09/30/2006			29,628,700	4,881,300
10/02 to 10/31/2006			29,628,700	4,881,300
11/01 to 11/30/2006				37,022,000
12/01 to 12/30/2006				37,022,000

(1) Our Board of Directors approved in May 2005 a program to purchase up to 3,451,000 of our preferred shares. This program ended on April 29, 2006. Our Board of Directors approved in Oct 2006 a program to purchase up to 37,022,000 of our preferred shares.

(2) Meeting of the Board of Directors of 10/31/2005 - Determined the adjustment of quantity limits arising from the split that took place on 08/22/2005, and the effectiveness of the Meeting was changed to 10/31/2006.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting.

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheet as of December 31, 2006 and 2005.

Consolidated Statement of Income for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004.

Notes to the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

Management’s Report on Internal Control over Financial Reporting

The management of Banco Itaú Holding Financeira S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth by the COSO - Committee of Sponsoring Organization of the Treadway Commission in Internal Control - Integrated Framework. Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2006 the company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes, the company’s independent registered public accounting firm, which opinion is stated in their report included herein.

/s/ Roberto Egydio Setubal	/s/ Henri Penchas
Roberto Egydio Setubal	Henri Penchas
Chief Executive Officer	Chief Financial Officer

A signed original of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 28, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
shareholders of Banco Itaú Holding Financeira S.A.

We have completed integrated audits of Banco Itaú Holding Financeira S.A.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and 2005 and audits of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2.s to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other post-retirement plans in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Auditores Independentes

São Paulo, June 28, 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

ASSETS	2006	2005
Cash and due from banks	2,707	1,732
Restricted cash	144	44
Interest-bearing deposits in other banks	23,181	19,833
Securities purchased under resale agreements	8,668	6,389
Central Bank compulsory deposits	15,077	13,277
Trading assets, at fair value	27,956	16,478
Available-for-sale securities, at fair value	11,737	8,369
Held-to-maturity securities, at amortized cost	1,589	1,428
Net loans and leases	75,139	51,449
Loans and leases	81,538	55,382
Allowance for loan and lease losses	(6,399)	(3,933)
Investments in unconsolidated companies	1,288	2,621
Premises and equipment, net	2,868	2,486
Goodwill, net	877	238
Intangibles assets, net	5,687	3,164
Other assets	15,823	11,925
TOTAL ASSETS	192,741	139,433

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET AT DECEMBER 31
(In millions of reais, except per share information)

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005
Deposits	57,697	47,864
Non-interest bearing deposits	18,771	12,347
Interest bearing deposits	38,926	35,517
Securities sold under repurchase agreements	10,888	6,771
Short-term borrowings	30,985	17,433
Long-term debt	18,021	14,804
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	5,242	5,023
Investment contracts	14,253	10,188
Other liabilities	26,808	17,616
TOTAL LIABILITIES	163,894	119,699
Commitments and contingent liabilities (Note 29)
Minority interest in consolidated subsidiaries	1,430	1,413
Common shares - no par value (1,000,000,000 and 1,000,000,000 authorized at December 31, 2006 and 2005, respectively; 605,963,420 and 605,963,420 issued at December 31, 2006 and 2005, respectively)	4,575	4,575
Preferred shares - no par value (1,000,000,000 and 1,000,000,000 authorized at December 31, 2006 and 2005, respectively; 595,495,964 and 526,977,870 issued at December 31, 2006 and 2005, respectively)	8,560	3,979
Treasury stock (19,781,140 and 24,544,000 preferred shares at December 31, 2006 and 2005, respectively, 4,996,723 and 4,387,823 common shares at December 31, 2006 and 2005, respectively)	(1,123)	(1,296)
Additional paid-in capital	599	538
Appropriated retained earnings	13,639	9,131
Accumulated other comprehensive income:
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(215)	155
Cumulative translation adjustment	662	676
Defined benefit pension plans and other post-retirement plans, net of taxes	984	-
Unappropriated retained earnings (Accumulated losses)	(264)	563
TOTAL STOCKHOLDERS' EQUITY	27,417	18,321
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	192,741	139,433

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31
(In millions of reais, except per share information)

	2006	2005	2004
INTEREST INCOME	28,023	21,237	16,434
Interest on loans and leases	19,282	14,004	9,952
Interest on deposits in banks	2,760	2,446	1,215
Interest on Central Bank compulsory deposits	881	928	711
Interest on securities purchased under resale agreements	1,251	850	1,618
Interest on trading assets	2,538	1,710	1,903
Interest and dividends on available-for-sale securities	1,143	1,040	823
Interest on held-to-maturity securities	168	259	212
INTEREST EXPENSE	(10,939)	(8,728)	(6,578)
Interest on deposits	(3,873)	(3,311)	(2,012)
Interest on securities sold under repurchase agreements	(2,003)	(1,218)	(1,870)
Interest on short-term borrowings	(2,297)	(1,986)	(1,173)
Interest on long-term debt	(1,402)	(1,025)	(892)
Interest credited to investment contracts account balance	(1,364)	(1,188)	(631)
NET INTEREST INCOME	17,084	12,509	9,856
Provision for loan and lease losses	(5,148)	(2,637)	(867)
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	11,936	9,872	8,989
NON-INTEREST INCOME	14,178	11,908	9,995
Fee and commission income	6,737	5,705	4,343
Trading income, net	2,132	2,532	1,726
Net gain (loss) on sale of available-for-sale securities, net	281	(20)	217
Net gain (loss) on foreign currency transactions	(139)	146	22
Net loss on translation of foreign subsidiaries	(153)	(330)	(2)
Equity in earnings of unconsolidated companies, net	511	583	299
Insurance premiums, income on private retirement plans and on capitalization plans	3,479	2,681	2,445
Other non-interest income	1,330	611	945
NON-INTEREST EXPENSE	(17,851)	(14,334)	(12,636)
Salaries and employee benefits	(5,299)	(3,951)	(3,311)
Administrative expenses	(4,672)	(3,733)	(3,283)
Amortization of other intangible assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$ 83 in the year ended December 31, 2005)	(609)	(441)	(224)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,663)	(2,233)	(2,544)
Depreciation of premises and equipment	(603)	(607)	(650)
Other non-interest expense	(4,005)	(3,369)	(2,624)
NET INCOME BEFORE TAXES ON INCOME, MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	8,263	7,446	6,348
TAXES ON INCOME
Current	(1,823)	(1,534)	(1,110)
Deferred	(567)	(407)	(563)
TOTAL TAXES ON INCOME	(2,390)	(1,941)	(1,673)
NET INCOME BEFORE MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,873	5,505	4,675
Minority interest	23	(55)	(43)
NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,896	5,450	4,632
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	-	2
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5,896	5,450	4,634
Cumulative effect of a change in accounting principle	-	3	-
NET INCOME	5,896	5,453	4,634
EARNINGS PER SHARE - BASIC
Common	5.19	4.85	4.08
Preferred	5.19	4.85	4.08
EARNINGS PER SHARE - DILUTED
Common	5.16	4.82	4.07
Preferred	5.16	4.82	4.07
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC
Common	601,443,230	605,371,282	606,746,950
Preferred	534,905,268	518,114,152	528,712,590
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED
Common	601,443,230	605,371,282	606,746,950
Preferred	541,162,347	524,948,186	531,775,600

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31
(In millions of reais)

	2006	2005	2004
NET INCOME AS REPORTED IN THE STATEMENT OF INCOME	5,896	5,453	4,634
Change in unrealized gains and losses on available for sale securities (net of tax effect of R$ 77, R$ 83 and R$ 86 for the years ended December 31, 2006, 2005 and 2004, respectively)	(370)	(293)	(396)
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(14)	(216)	(32)
COMPREHENSIVE INCOME FOR THE YEAR	5,512	4,944	4,206

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31
(In millions of reais)

	2006	2005	2004
Operating activities
Net income	5,896	5,453	4,634
Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	5,148	2,637	867
Loss on sale of foreclosed assets, net	19	18	15
Amortization of intangible assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$ 83 in the year ended December 31, 2005)	609	441	224
Negative goodwill on Banco AGF acquisition	-	-	(2)
Depreciation of premises and equipment	603	607	650
Equity in earnings of unconsolidated companies, net	(511)	(583)	(299)
Loss (Gain) on sale of unconsolidated companies	(16)	2	19
Gain on sale of Credicard brand	(158)	-	-
Gain on split-off of Credicard (Note 3b)	(433)	-	-
Stock based compensation	717	54	165
Deferred tax expense	567	407	563
Net (gain) loss on sale of available-for-sale securities	(281)	20	(217)
Impairment on available-for-sale securities	4	29	3
Other adjustments to net income	(34)	-	(6)
Cumulative effect of a change in accounting principle	-	(3)	-
Net (gain) loss on sale of premises and equipment	(8)	(4)	2
Minority interest	(23)	55	43
Dividends received from investments in unconsolidated companies	126	167	155
Changes in assets and liabilities
Trading account assets (increase) decrease	(8,929)	(3,516)	(1,386)
Other assets (increase) decrease	(4,426)	(6,551)	(5,091)
Other liabilities increase	4,714	6,130	1,795
Net cash provided by operating activities	3,584	5,363	2,134
Investing activities
Net (increase) in Central Bank compulsory deposits	(520)	(2,726)	(2,366)
Purchase of available-for-sale securities	(10,715)	(7,955)	(9,153)
Proceeds from sale and redemption of available-for-sale securities	9,569	7,092	10,157
Purchase of held-to-maturity securities	(10)	(10)	(319)
Proceeds from matured held to maturity securities	244	1,462	430
Net increase in loans and leases	(18,539)	(13,528)	(8,923)
Acquisition of subsidiaries, net of cash and cash equivalents received	3,293	(160)	(779)
Consolidated cash in the spin-off of Tulipa (Note 3b)	948	-	-
Consolidated cash in the spin-off of Credicard (Note 3b)	18	-	-
Cash payments for contractual rights to provide payroll and other services to government entities and other entities	(168)	(696)	(45)
Purchase of premises and equipment	(586)	(612)	(514)
Proceeds from sale of premises and equipment	34	16	23
Proceeds from sale of foreclosed assets	42	61	91
Purchase of unconsolidated companies	(185)	-	(53)
Purchase of other investments recorded at cost	(44)	(25)	(47)
Purchase of additional interest in Credicard	-	-	(566)
Purchase price for "cross-selling right" to customers of Credicard	-	-	(207)
Proceeds from sale of unconsolidated companies	18	22	17
Net cash used in investing activities	(16,601)	(17,059)	(12,254)
Financing activities
Net increase in deposits and investment contracts	6,404	11,281	8,707
Net increase (decrease) in securities sold under repurchase agreements	3,241	(11)	(3,391)
Net increase in short-term borrowings	9,116	4,139	325
Borrowings from long-term debt	4,730	6,187	7,668
Repayment of long-term debt	(4,410)	(5,976)	(8,256)
Purchase of treasury shares	(37)	(1,647)	(300)
Proceeds from exercise of stock options by grantees	129	115	66
Interest on stockholders’ equity paid	(1,748)	(1,865)	(1,190)
Minority interest	38	78	81
Net cash provided by financing activities	17,463	12,301	3,710
Net increase (decrease) in cash and cash equivalents	4,446	605	(6,410)
Cash and cash equivalents
At the beginning of the year	15,205	14,600	21,010
At the end of the year	19,651	15,205	14,600
Supplemental cash flow disclosure
Cash paid for interest	7,401	6,443	6,035
Cash paid for taxes on income	1,335	1,092	801
Non-cash transactions
Loans transferred to foreclosed assets	85	35	66
Shares issued in conection with acquisition of Bank Boston	4,693	-	-
Interest on stockholders' equity declared but not paid	1,629	1,288	901
Acquisition of Credicard operations (Note 3b)	765	-	-

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER´S EQUITY
YEAR ENDED DECEMBER 31
(In millions of reais, except quantity of shares and per share information)

	2006		2005		2004 (*)
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares
Capital stock
Balance at the beginning of the year	526,977,870	605,963,420	548,977,870	606,875,530	548,977,870	613,518,350
Issuance of shares	68,518,094	-	-	-	-	-
Cancellation of treasury stock	-	-	(22,000,000)	(912,110)	-	(6,642,820)
Balance at the end of the year	595,495,964	605,963,420	526,977,870	605,963,420	548,977,870	606,875,530
Treasury stock
Balance at the beginning of the year	24,544,000	4,387,823	22,509,800	633,100	17,506,700	5,551,220
Stock purchased by the grantees of our Stock Option Plan (Note 26)	(4,762,860)	-	(5,594,500)	-	(5,025,000)	-
Cancellation of treasury stock	-	-	(22,000,000)	(912,110)	-	(6,642,820)
Acquisition of treasury stock	-	608,900	29,628,700	4,666,833	10,028,100	1,724,700
Balance at the end of the year	19,781,140	4,996,723	24,544,000	4,387,823	22,509,800	633,100

(*) After giving retroactive effect to the split of shares (Note 19a).

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31
(In millions of reais, except per share information)

	2006	2005	2004
Common shares
Balance at the beginning of the year	4,575	4,387	2,467
Capitalization of reserves and unappropriated retained earnings	-	188	1,920
Balance at the end of the year	4,575	4,575	4,387
Preferred shares
Balance at the beginning of the year	3,979	3,968	2,567
Capitalization of reserves and unappropriated retained earnings	-	11	1,401
Issuance of shares	4,581	-	-
Balance at the end of the year	8,560	3,979	3,968
Treasury stock
Balance at the beginning of the year	(1,296)	(475)	(392)
Stock purchased by the grantees of our Stock Option Plan (Note 26)	210	131	73
Cancellation of treasury stock	-	695	144
Acquisition of treasury stock	(37)	(1,647)	(300)
Balance at the end of the year	(1,123)	(1,296)	(475)
Additional paid-in capital
Balance at the beginning of the year	538	503	345
Stock based compensation recognized for the year (Note 26)	29	54	165
Difference between purchase price and average cost of treasury stock sold	(80)	(16)	(7)
Cumulative effect of a change in accounting principle	-	(3)	-
Excess of fair value over par value in the issuance of shares (Note 3)	112	-	-
Balance at the end of the year	599	538	503
Appropriated retained earnings
Balance at the beginning of the year	9,131	6,660	6,664
Transferred from unappropriated retained earnings	4,508	3,365	3,461
Cancellation of treasury shares	-	(695)	(144)
Capitalization of reserves	-	(199)	(3,321)
Balance at the end of the year	13,639	9,131	6,660
Net unrealized gains (losses) on available for sale securities
Balance at the beginning of the year	155	448	844
Change in net unrealized gains and losses during the year, net of taxes	(370)	(293)	(396)
Balance at the end of the year	(215)	155	448
Cumulative translation adjustment
Balance at the beginning of the year	676	892	924
Translation adjustment arising during the year, no tax effect	(14)	(216)	(32)
Balance at the end of the year	662	676	892
Defined benefit pension plans and other post-retirement plans
Balance at the beginning of the year	-	-	-
Defined benefit pension plans and other post-retirement plans	984	-	-
Balance at the end of the year	984	-	-
Unappropriated retained earnings
Balance at the beginning of the year	563	328	529
Net income for the year	5,896	5,453	4,634
Distribution of interest on stockholders’ equity	(2,215)	(1,853)	(1,374)
Transferred to appropriated retained earnings	(4,508)	(3,365)	(3,461)
Balance at the end of the year	(264)	563	328
Total stockholders' equity	27,417	18,321	16,711
Information in reais per share (*)
Distributed earnings (Interest on stockholder´s equity distributed)
Preferred shares	1.95	1.65	1.21
Common shares	1.95	1.65	1.21

(*) After giving retroactive effect to the split of shares (Note 19a).

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 and 2004
(In millions of reais, except per share information)
 NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION

a) Description of business

Banco Itaú Holding Financeira S.A. ("we", "Itaú", or "Itaú Holding”, refers to Banco Itaú Holding Financeira S.A. and our subsidiaries and affiliates) is a limited liability corporation, organized and existing under the laws of Brazil. The head office of Itaú Holding is located in Sao Paulo, Brazil.

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

Itaú Holding is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2006 the Itaúsa group comprised more than 200 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the holding company for Itaú Holding.

Itaú Holding’s operations can be divided into eight main segments. Banco Itaú operates in four of them: (1) banking, which provides a broad range of banking services to individuals and micro, small and medium companies, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans and (4) credit cards issued to accountholders. In addition, Itaú BBA provides wholesale banking services for large corporations. In 2005, in view of our strategic initiatives and investments in developing channels for clients who are not accountholders, we have created Itaucred, which operates in three segments: (1) vehicles financing, (2) credit card to non-accountholders clients and (3) Taií which provides direct consumer credit transactions and payroll advance loans. Particular or specialized products may be made available through other specific subsidiaries or affiliates of Banco Itaú or of Itaú BBA.

b) Basis of Consolidation

The consolidated financial statements include the accounts of Itaú Holding (parent company) and its direct and indirect majority-owned subsidiaries and the variable interest entities on which we are the primary beneficiary, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries are consolidated at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Holding. The following table presents our main subsidiaries.

	Country of incorporation	Percentage of voting interest at December 31, 2006
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100%
Banco Fiat S.A.	Brazil	99.99%
Banco Itaú Buen Ayre S.A.	Argentina	99.99%
Banco Itaú Cartões S.A.	Brazil	99.99%
Banco Itaú S.A.	Brazil	100%
Banco ItauBank S.A. (1)	Brazil	100%
Banco Itaú-BBA S.A.	Brazil	74.49%
Banco Itaucard S.A. (2)	Brazil	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	99.99%
Cia Itaú de Captalização	Brazil	99.99%
Cia Itauleasing de Arrendamento Mercantil	Brazil	99.99%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (3)	Brazil	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (4)	Brazil	50.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100%
Itaú Vida e Previdência S.A.	Brazil	100%
Itaú-BBA Participações S.A.	Brazil	50.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A. (5)	Brazil	99.99%

(1) Consolidated since its acquisition on August 30, 2006 (see Note 3).

(2) New name of Itaucard Financeira S.A. Crédito, Financiamento e Investimento.

(3) Consolidated since its incorporation in April 2005.

(4) Consolidated since its incorporation in August 2004.

(5) In December 2004, an additional interest of 66.66% has been acquired, resulting on consolidation as from that date. Previously accounted following the equity method.

According to FIN 46R “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” of the Financial Accounting Standard Board, we consolidate variable interest entities on which we are the primary beneficiary.

Considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú BBA Participações S.A., the holding company for the controlling voting capital of Itaú BBA, we conclude that this company is a variable interest entity, as defined in FIN 46R, and that we are the primary beneficiaries of such entity. As primary beneficiary of this entity, according to FIN 46R, we are required to consolidate it and, as a result, we consolidate Itaú BBA Participações S.A. and its subsidiaries.

As of December 31, 2006, total consolidated assets of Itaú BBA Participações amounted to R$ 1,403 and would be available to its creditors to meet its obligations.

We are also the primary beneficiary of Miravalles Empreendimentos e Participações S.A. (“Miravalles”), the holding company of FIC, a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We consolidate Miravalles since we acquired an interest on it in August 2004.

Total consolidated assets of Miravalles as of December 31, 2006 amount to R$ 800 (including intangible assets of R$ 639) and would be available to its creditors to meet its obligations.

Additionally, we are also the primary beneficiary of Vitória Participações S.A. (“Vitória”), the holding company of FAI (Note 33), a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (“LASA”). We consolidate Vitória since we acquired an interest on it in April 2005.

Total consolidated assets of Vitória Participações S.A. as of December 31, 2006 amount to R$ 773 (including intangible assets of R$ 362) and would be available to its creditors to meet its obligations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Itaú Holding conform with accounting principles generally accepted in the United States of America ("US GAAP") which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the Banco Central do Brasil ("Central Bank"), the Comissão de Valores Mobiliários ("CVM") - the Brazilian securities commission, the Superintendência de Seguros Privados ("SUSEP") - the Brazilian insurance regulator, and the Agência Nacional de Saúde (“ANS”) - the Brazilian health market regulator.

Financial information included in these financial statements including, but not limited to, stockholders' equity and net income, differ from that included in the statutory accounting records and statutory financial statements as result of adjustments made to reflect the requirements of US GAAP.

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

•
as supplemental information, financial statements expressed in currency of constant purchasing power (prepared following the "constant currency method"). This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

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

As from July 1, 1997, the date on which we determined that Brazil was no longer a hyperinflationary economy, balances and transactions are expressed in nominal reais, as required by US GAAP and the United States Securities and Exchange Commission ("SEC") guidelines.

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

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following bases:

•	assets and liabilities at the year-end exchange rate,

•	revenues and expenses at the average exchange rate for the year, and

•	gains or losses arising from translation are included under Cumulative Translation Adjustment in stockholders' equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate,

•	revenues and expenses at the average exchange rate for the year, and

•	gains and losses arising from translation are reported in the income statement under Net gain (loss) on translation of foreign subsidiaries.

c) Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, and securities purchased under agreements to resell which generally have original maturities of 90 days or less.

d) Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued financial charges. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 7,469 and R$ 5,771 at December 31, 2006 and 2005, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 5,094 and R$ 4,367 at December 31, 2006, and 2005 respectively.

e) Securities purchased under resale agreements and securities sold under repurchase agreements

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements"). Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions.

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

f) Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) 115 "Accounting for Certain Investments in Debt and Equity Securities". These classifications are determined based on our intent with respect to the securities on the date of purchase.

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

g) Available-for-sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management's judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Average cost is used to determine realized gains and losses on sales of available for sale securities, which are recorded under Net gain (loss) on sale of available-for-sale securities in the consolidated statement of income.

Securities that Itaú Holding has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the consolidated statement of income.

Unrealized gains or losses on available-for-sale securities on the date when debt securities are transferred into the held-to-maturity category continue to be reported as a separate component of stockholders' equity. The unrecognized gain or loss is amortized over the remaining period to maturity as an adjustment of yield and consistent with the amortization of the related premium or discount.

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

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it refers to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires quantitative and qualitative disclosures for marketable equity and debt securities. The disclosure requirements are presented in Notes 7 and 8.

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

We held no derivatives which qualified as hedges at December 31, 2006, 2005 and 2004 and all our derivatives as of such dates and during those periods were recorded at fair value with changes in fair value recognized in income.

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

k) Allowance for loan and lease losses

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for credit losses includes management's judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

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

Investments in companies of less than 20% of voting capital with no readily determinable market value under SFAS 115 are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

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

n) Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost which includes capitalized interest in accordance with SFAS 34 "Capitalization of interest cost", plus price level restatements up to June 30, 1997 (see Note 2a) , less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets. Leasehold improvements are amortized over the estimated economic life of the improvement.

Costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with Statement of Position "SOP" 98-1 "Accounting for computer software developed or obtained for internal use" and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2006.

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

o) Goodwill and other intangible assets

According to SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value. We determined June 30 of each year to be date for performing such impairment test. In 2006, 2005 and 2004 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

Goodwill and intangible assets related to affiliates are presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets are amortized over their expected useful lives which do not to exceed twenty years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized.

p) Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in SFAS 109, "Accounting for Income Taxes". Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the period in which they are enacted.

q) Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand as appropriate for segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). We reinsure our risks with IRB Brasil Resseguros S.A, a government controlled entity which has the reinsurance monopoly in Brazil. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2006	2005	2004
Reinsurance receivables at year-end	47	64	45
Earned premiums ceded under reinsurance contracts during each year	346	362	333
Recoveries recognized under reinsurance contracts during each year	375	105	149

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

s) Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plan which are expensed as incurred. Such contributions totaled R$ 541, R$ 471 and R$ 400 for the years ended December 31, 2006, 2005 and 2004, respectively.

We also sponsor defined benefit plans and one defined contribution plan that are accounted for in accordance with SFAS 87, "Employers' Accounting for Pensions". Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions accrued in favor of the beneficiaries of the plan during the relevant period. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions".

At December 31, 2006, pursuant to the SFAS 158, “Accounting for defined benefit plans and other post-retirement benefits”, Itaú Holding started to additionally recognize actuarial gains and losses in the balance sheet, with contra-entry to stockholders’ equity (“Other Accumulated Comprehensive Income - Defined Benefits of Pension Plans and Other Post-Retirement Plans”).

At December 31, 2006, the effects of adopting the SFAS 158 on Itaú Holding’s balance sheet are shown below:

Effects of change - SFAS 158	Before application of SFAS 158	Adjustments	After application of SFAS 158

Other assets - prepaid pension plans	748	1,268	2,016
Other assets - deferred tax assets	-	(506)	(506)
Total assets	748	762	1,510

Other liabilities - pension plan benefits accrued	427	(222)	205
Total liabilities	427	(222)	205
Other accumulated comprehensive income, net of taxes	-	984	984
Total stockholders' equity	321	984	1,305

Total Liabilities + Stockholders' Equity	748	762	1,510

Stock option plan

We early adopted, effective January 1, 2005, applying the modified prospective method, SFAS 123 (Revised) - "Share-based Payment". SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments. As result of having applied the modified prospective approach to account for the implementation of SFAS 123R, expenses recorded in previous years for stock options plans have not been restated.

During the year ended December 31, 2005 we have accounted for our stock option as an equity award under SFAS 123 (R) and as such we have determined compensation expense: (a) for stock options granted prior to, but not yet vested, as of January 1, 2005 based on the grant-date fair value in accordance with the provisions of SFAS 123, and (b) for stock options granted after January 1, 2005 based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123 (R). During the year ended December 31, 2006 we have concluded that since the exercise price of the stock options is adjusted based on changes in a general inflation index it should be accounted for as a liability award under SFAS 123 (R). Considering that the effect of having accounted for stock options as an equity award during the year ended December 31, 2005 is not material to our consolidated financial statements we have modified our method of accounting as from January 1, 2006 without restating the financial statements for prior years. As from January 1, 2006 we account for our stock options as liability awards and, as such, compensation cost is computed based on the fair value of the instruments remeasured at each balance sheet date. During 2006 we recognized stock based compensation for R$ 291 that should have been recognized in 2005.

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

The pro forma disclosures of net income and earnings per share (both basic and diluted) for the years ended December 31, 2004 had the fair value method prescribed by the original SFAS 123 been applied are presented below:

2004
Net income
As reported	4,634
Plus: Reversal of stock compensation recorded following APB 25	165
Less: Stock compensation computed following the fair value method of SFAS 123	(51)
Pro-forma net income	4,748
Basic earnings per share (retroactively restated to give effect to the split of shares (Note 19a)) - R$
Common shares – as reported	4.08
Common shares – pro forma	4.18
Preferred shares – as reported	4.08
Preferred shares – pro forma	4.18
Diluted earnings per share (retroactively restated to give effect to the split of shares (Note 19a)) - R$
Common shares – as reported	4.07
Common shares – pro forma	4.17
Preferred shares – as reported	4.07
Preferred shares – pro forma	4.17

The adoption of SFAS 123R as of January 1, 2005, resulted in a cumulative benefit from accounting change of R$ 3, which reflects the cumulative impact of estimating forfeitures in the computation of compensation expense rather than recording forfeitures when they actually occur which was previously permitted.

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

u)  Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in SFAS 5 - “Accounting for Contingencies”.

Contingent gains and losses refer to potential rights or obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent gains: they are not recognized in our financial statements, except when we understand realization is guaranteed, usually represented by favorable claims awarded to us in a final and unappealable judgment and the actual recoverability of the claim through receipt of the amounts due or legal offset against another liability.

•
Contingent losses: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits. These contingencies are measured based on our best estimates, being usually recorded based on the opinion of legal advisors when considered probable that financial resources shall be required to settle the contingency and the amount may be reasonably estimated. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Contingent amounts are measured through the use of models and criteria which allow reasonably estimates, in spite of the inherent uncertainty in their term and amounts.

Escrow deposits are adjusted in accordance with the terms of current legislation.

Contingent losses guaranteed by indemnity clauses provided by third parties in business combinations are recognized when a claim is asserted with simultaneous recognition of the corresponding receivable, when its collectibility is considered probable.

v) Treasury stock

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

w) Interest on stockholders' equity

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on stockholders' equity. For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of stockholders' equity in the financial statements. The related tax benefit is recorded in the consolidated statement of income.

x) Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two classes of stock issued by Itaú Holding. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.055 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders' equity) and undistributed earnings of Itaú Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by SFAS 128 “Earnings per Share”.

Itaú Holding has issued stock options (Note 26) whose dilutive effects are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase our own stock.

y) Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

z) Recently issued Accounting Standards

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The company is still in the process of evaluating the impact of SFAS 159.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS 157 nullifies the guidance in EITF 02-3 which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique. The standard also eliminates large position discounts for financial instruments quoted in active markets and requires consideration of nonperformance risk when valuing liabilities. The Company is in the process of reviewing its valuation models in order to determine whether the models to estimate fair value are consistent with the provisions of SFAS 157.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” which establishes a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions with respect to income taxes. This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50 percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The standard is required to be implemented for fiscal years beginning after December 15, 2006.

In March 2006, the FASB issued SFAS 156, which is effective as of the beginning of the first fiscal year beginning after September 15, 2006. This pronouncement requires all servicing rights to be initially recognized at fair value. Subsequent to initial recognition, it permits a one-time irrevocable election to remeasure each class of servicing rights at fair value, with the changes in fair value being recorded in current earnings. The classes of servicing rights are identified based on the availability of market inputs used in determining their fair values and the methods for managing their risks. The Company does not believe that the application of the standard will have a material effect on the consolidated financial position or results of operations of Itaú Holding.

On February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). In accordance with this standard, hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation as well as interest-only instruments may be accounted for at fair value if an irrevocable election is made to do so on an instrument-by-instrument basis. The changes in fair value are recorded in current earnings. The Standard is effective This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently assessing the impact that adopting this standard may have.

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

NOTE 3 - BUSINESS COMBINATION

a) BankBoston Operations in Brazil

In May 2006, Itaú Holding and Itaúsa entered into an agreement with Bank of America Corporation (BAC) for the acquisition of all shares of the capital stock of BankBoston Banco Múltiplo S.A., BancBoston Capital do Brasil S/C Ltda., Boston Comercial e Participações Ltda. and Libero Trading International Limited, the entities that carried out the BankBoston business in Brazil. The settlement of the operation was pending approval of the Central Bank of Brazil, which took place on August 22, 2006 and on September 1, 2006 we obtained control of those entities and issued the consideration for the acquisition. In exchange for these entities, Itaú Holding issued 68,518,094 preferred shares to BAC that correspond to approximately 5.8% of the company’s capital.

Also in May 2006, the same abovementioned parties signed the shareholders’ agreement in which: (a) BAC is entitled to appoint one member of the Board of Directors of Itaú Holding, (b) Itaúsa (as the parent company of Itaú Holding) may not vote for the dismissal of the board member appointed by BAC except if under very specific circumstances and with the previous written consent of BAC, (c) BAC is not allowed to transfer the shares of Itaú Holding for a period of three years, and (d) BAC agrees not to hold more than 20% of Itaú Holding’s capital stock.

The purchase price of this transaction was R$ 4,693, which corresponds to the fair value of the shares issued, and it was based on the market price of Itaú Holding’s preferred shares on the date the transaction was announced in May 2006. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

Cash and cash equivalents	3,293
Interest-bearing deposits in other banks	1,962
Central Bank compulsory deposits	1,252
Trading assets	1,065
Available-for-sale securities	1,146
Loans and Leases	7,765
Premises and equipments, net	309
Intangible assets	2,261
Other assets	1,783
Total assets purchased	20,836
Liabilities assumed	16,535
Net assets at fair value	4,301
Goodwill on acquisition	392
Purchase price	4,693

The intangible assets purchased consist of customer relationships and we expect to amortize them over a period of 10 years. These intangible assets were allocated to our segments as follows: R$ 1,214 to Banco Itaú - Banking, R$ 364 to Itaú BBA, R$ 403 to Banco Itaú - Asset Management and Investment Services and R$ 280 to Banco Itaú - Credit Cards - Accountholders.

The deductible goodwill pursuant to Brazilian tax regulations totaled R$ 2,598.The amortization of goodwill is deductible in accordance with Brazilian tax regulations for social contribution purposes only; for income tax purposes it can only be deductible if the investment is sold or transferred.

Unaudited pro forma results for the years ended December 31, 2006 and 2005, as if the acquisition of BankBoston Brazil had occurred at the beginning of each of the periods presented, are shown below. The pro forma results of these operations include estimates and criteria considered by management to be reasonable. However, the pro forma results do not include any forecasts of cost savings and are not necessarily indicative of the results that could have occurred if the acquisition had taken place on the dates indicated or at any other date or of the results in future periods.

2006 (Unaudited)

Net interest income (before Provision for loan losses)	18,243
Net income	5,565
Earnings per common and preferred shares
Basic	4.90
Diluted	4.87

2005 (Unaudited)

Net interest income (before Provision for loan losses)	13,600
Net income	5,218
Earnings per common and preferred shares
Basic	4.64
Diluted	4.62

b) Our Credicard Operations

On April 30, 2006 we terminated the joint-venture we had with Citigroup in Credicard Banco S.A. (“Credicard”). Assets and liabilities of Credicard (including the credit card customers) were distributed to us in an amount equal to 50% of the fair value of Credicard and, as a result, we received a controlled group of net assets that we have concluded constitutes a business and that we refer to as “Our Credicard Operations”. We have accounted for the transaction as a business combination by which we acquired a controlling financial interest in a business in exchange for a portion of the Credicard net assets we previously held through our interest in Credicard.

We held 33.33% of our direct interest in Credicard through wholly-owned subsidiaries and the remaining 16.67% indirect interest through a 50% interest in Tulipa Administração e Participações Ltda (“Tulipa”), a holding company owned 50% by each of us and Citigroup and whose only relevant assets were 33.33% of the shares of Credicard and cash and cash equivalents that amounted to R$ 1,896 on March 31, 2006. On March 31, 2006, on preparation for the termination, 50% of the assets and liabilities of Tulipa were transferred by Tulipa to Citigroup and we became the only shareholder of Tulipa.

Also on the preparation for the termination, on March 31, 2006, the brand “Credicard” was transferred by Credicard to a special purpose company, Credicard Administração Ltda., which is also owned 50% by each of us and Citigroup. In result of that, we have transferred to Credicard Administração Ltda. the amount of R$ 114, which corresponds to the carrying amount of the intangible asset for the “Credicard” brand name that we had originally recorded in 2004 (when we acquired an additional 16.67% interest in Credicard).

With the split-off of the joint-venture, 50% of the net assets of Credicard, which constituted “Our Credicard Operations”, were transferred to us and all of our shares in Credicard were cancelled. Consequently, Citigroup became the only shareholder of Credicard, which maintained the remaining 50% of the net assets of the company. “Our Credicard Operations” were transferred to one of our wholly-owned subsidiaries and are being consolidated since the date of the transaction.

We determined the consideration given to acquire “Our Credicard Operations” to amount to R$ 765 based on the estimated fair value of Credicard, which was calculated based on discounted cash flows, since Credicard is not a public company and its shares are not quoted. Until the date of the termination of the joint-venture, our investment in Credicard was accounted for following the equity method and its carrying amount, directly and through Tulipa, as of the date of the transaction was R$ 664. We recognized a pre-tax gain of R$ 433 for the difference between the estimated fair value of R$ 765 and 50% of the carrying amount of our investment in Credicard of R$ 332. As a consequence, the fair value of the consideration given of R$ 765 became the new cost of “Our Credicard Operations”.

For the portion of “Our Credicard Operations” acquired upon termination of Credicard, we have considered this to be a step acquisition and have recorded the net assets at fair value to the extent of the percentage acquired (50%) as the result of the transaction, and we have maintained the carrying amount for the 50% percentage previously owned through our interest in Credicard. The following table presents the assets and liabilities of “Our Credicard Operations” as of the date of the transaction at its estimated fair value to the extent of the percentage acquired as described above:

Cash and cash equivalents	18
Loans and leases, net	2,869
Premises and equipments, net	6
Intangible assets	701
Other assets	161
Total assets purchased	3,755
Liabilities assumed	2,907
Net assets at fair value	848
Existing carrying amount through the investment in Credicard	332
Consideration given	765
Goodwill on transaction	249

Intangible assets acquired consist of credit card customer relationships that we expect to amortize over a period of ten years and are allocated to our segment Itaucred - Credit Card to Non-Accountholder Clients.  No tax deductible goodwill resulted from this transaction.

Subsequently, on December 5, 2006, Citigroup acquired the “Credicard” brand name for R$ 278. Under the terms of our agreement with Citigroup we may still use the brand until December 31, 2008 and the purchase price for the brand is payable by Citigroup on the same date. We recognized a gain of R$ 158 for the sale.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

	2006	2005
Cash and due from banks	2,707	1,732
Interest-bearing deposits in other banks	8,753	7,381
Securities purchased under resale agreements	8,191	6,092
TOTAL	19,651	15,205

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Holding operates requires financial institutions, including Itaú Holding, to deposit certain funds with the central bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits:

	2006	2005
Non-interest earning	6,145	5,292
Interest-earning	8,932	7,985
TOTAL	15,077	13,277

NOTE 6 - TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	2006	2005
Investment funds	16,051	10,898
Brazilian federal government securities	4,355	1,054
Brazilian government external debt securities	490	354
Government debt securities - other countries:	1,887	133
United States	1,389	66
Austria	231	-
Russia	147	53
Others	120	14
Corporate debt securities	1,446	706
Marketable equity securities	636	167
Derivative financial instruments:	3,091	3,166
Swaps	1,793	1,283
Options	255	358
Forwards	1,038	1,435
Futures	5	90
TOTAL	27,956	16,478

Net unrealized gains included in trading assets at December 31, 2006, 2005 and 2004, amounted to R$ 778 and R$ 407 and R$ 10, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2006, 2005 and 2004, included in Trading income (losses), were gains (losses) of R$ 371, R$ 397 and R$ (74), respectively.

NOTE 7 - AVAILABLE FOR SALE SECURITIES

The fair values and corresponding amortized cost of available for sale securities at December 31 were:

	2006				2005
	Amortized	Gross Unrealized		Fair	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Investment funds	1,002	8	(6)	1,004	185	30	-	215
Brazilian federal government securities	2,550	88	(1)	2,637	2,001	362	(223)	2,140
Brazilian government external debt securities	532	7	(158)	381	58	1	-	59
Government debt securities - other countries:	856	8	(4)	860	54	-	-	54
Austria	445	3	(4)	444	-	-	-	-
Others	411	5	-	416	54	-	-	54
Corporate debt securities	5,997	81	(184)	5,894	4,857	181	(224)	4,814
Marketable equity securities	949	12	-	961	887	202	(2)	1,087
TOTAL	11,886	204	(353)	11,737	8,042	776	(449)	8,369

Gross realized gains and losses on securities available for sale were as follows:

	2006	2005	2004
Gains	553	256	475
Losses	(272)	(276)	(258)
Net	281	(20)	217

The amortized cost and fair value of securities available for sale, by maturity, were as follows:

	2006
	Amortized Cost	Fair Value
Due in one year or less	3,309	3,218
Due after one year to five years	4,400	4,329
Due after five years to ten years	1,309	1,306
Due after ten years	917	919
No stated maturity	1,951	1,965
TOTAL	11,886	11,737

During the years ended December 31, 2006, 2005 and 2004, we recognized losses of R$ 4, R$ 29 and R$ 3, respectively, for impairment of available for sale securities presented under "Other non-interest expenses" in the consolidated statement of income.

We have no available for sale securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2006 and 2005.

In the year ended December 31, 2006 we reclassified securities from available for sale securities to trading assets, resulting in recognition of R$ 292 in net income, that were previously recorded in other comprehensive income.

NOTE 8 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	2006				2005
	Amortized	Gross Unrealized		Fair	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Brazilian federal government securities	812	101	-	913	825	78	-	903
Brazilian government external debt securities	419	60	-	479	170	59	-	229
Government debt securities - other countries	19	3	-	22	21	2	-	23
Corporate debt securities	339	24	-	363	412	20	-	432
TOTAL	1,589	188	-	1,777	1,428	159	-	1,587

The amortized cost and fair value of securities held-to-maturity, by maturity, were as follows:

	2006
	Amortized Cost	Fair Value
Due in one year or less	64	65
Due after one year to five years	742	798
Due after five years to ten years	457	533
Due after ten years	326	381
TOTAL	1,589	1,777

We have no held to maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2006 and 2005.

NOTE 9 - LOANS AND LEASES

	2006	2005
Commercial	31,320	22,570
Industrial and others	27,980	19,981
Import financing	492	407
Export financing	2,848	2,182
Real estate loans, primarily residential housing loans	2,499	1,985
Lease financing	16,226	8,292
Public sector	815	1,293
Individuals	27,207	18,580
Overdraft	2,515	1,975
Financing	15,535	12,526
Credit Card	9,157	4,079
Agricultural	3,471	2,662
TOTAL	81,538	55,382

At December 31, 2006 and 2005 our recorded investment in impaired loans was R$ 3,326 and R$ 1,845 and our non-accrual loans and leases amounted to R$ 3,906 and R$ 1,981, respectively.

The average recorded investment in impaired loans for 2006, 2005 and 2004 was approximately R$ 2,586, R$ 1,409 and R$ 1,210, respectively. At December 31, 2006 and 2005, the recorded investment in impaired loans requiring an allowance for loan losses based on individual analysis per SFAS 114 guidelines was R$ 183 and R$ 247, and the related allowance for loan and lease losses was R$ 48 and R$ 81, respectively. For 2006, 2005 and 2004, interest income recognized on impaired loans totaled R$ 220, R$ 188 and R$ 106, respectively.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income forgone on our non-accrual loans for 2006, 2005 and 2004 is R$ 562, R$ 205 and R$ 317, respectively.

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	2006	2005	2004
Balance at the beginning of the year	3,933	2,811	2,848
Provision for loan and lease losses	5,148	2,637	867
Credits charged off	(3,608)	(2,339)	(1,521)
Recoveries	926	824	617
Balance at the end of the year	6,399	3,933	2,811

NOTE 11 - INVESTIMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % as of December 31, 2006 (a)		December 31, 2006 (b)				December 31, 2005 (b)		December 31, 2004 (b)
	Total	Voting	Stockholders' equity	Net income	Investment	Equity in earnings	Investment	Equity in earnings	Equity in earnings
Investments accounted by the equity method
AGF Brasil Seguros S.A.	27.52	27.52	418	63	115	17	101	15	18
Credicard Banco S.A. (c)	-	-	-	150	-	60	197	150	106
Delle Holdings S.A. (d)	34.01	-	14	-	5	-	-	-	-
IPI - Itausa Portugal Investimentos Ltda. (e)	49.00	49.00	1,137	145	557	71	369	27	(35)
Itau XL Seguros Corporativos S.A. (f)	50.00	50.00	188	20	94	10	-	-	-
Itausa Export S.A. (e)	22.23	20.00	1,018	97	226	22	203	26	14
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (g)	-	-	-	-	-	-	-	-	13
Redecard S.A.	31.94	31.94	134	860	43	275	22	202	134
Serasa S.A.	32.38	28.35	208	103	67	33	61	28	20
Tulipa Administração e Participações Ltda. (c)	-	-	-	-	-	18	1,485	132	16
Other	-	-	-	-	3	5	3	3	13
Subtotal					1,110	511	2,441	583	299
Other investments recorded at cost					178	-	180	-	-
Total					1,288	511	2,621	583	299

(a)	Corresponds to total and voting ownership.

(b)
Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.

(c)
As explained in Note 3b, during 2006 the joint-venture in Credicard was terminated and 50% of the assets and liabilities of Tulipa and of Credicard were transferred to us and are being consolidated since then.

(d)	Interest acquired on September, 2006.

(e)
Ownership in IPI - Itaúsa Portugal Investimentos Ltda. is held: (i) through subsidiaries that own 49.00% of total and voting capital, and (ii) through the equity investee Banco Itaú Europa S.A., a subsidiary of Itaúsa Export, which holds 51.00% of IPI - Itaúsa Portugal Investimentos Ltda's total and voting capital. Exchange gain or loss arising from translation are included in Cumulative Translations Adjustment (Note 2b).

(f)
Entity incorporated on August 31, 2006. Although Itaú owns 50% plus one voting share, the terms of the shareholders' agreement entered into with the other shareholder provide such minority shareholder with significant participating rights as defined in EITF 96-16 “Investor's Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. As a result, we are accounting for Itaú XL Seguros Corporativos S.A. following the equity method of accounting.

(g)	Compay consolidated as from November, 2004 as result of the acquisition of an additional interest.

b) Other information

Dividends, including interest on stockholders' equity, received from the investments in unconsolidated companies were R$ 126, R$ 167 and R$ 155 in the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 12 - PREMISSES AND EQUIPMENT
	2006	2005	Annual depreciation rates %
Gross
Land	740	685
Buildings used in operations	2,048	1,788
Installations, furnishings, equipment and security and communication systems	849	803
Data processing equipment	2,274	2,359
Cost of software developed or obtained for internal use	568	484
Transportation systems	25	23
Assets held for sale	22	40
Other	648	281
TOTAL	7,174	6,463
Accumulated depreciation
Buildings used in operations	(1,217)	(1,144)	4
Installations, furnishings, equipment and security and communication systems	(516)	(513)	10 to 25
Data processing equipment	(1,866)	(1,946)	20 to 50
Cost of software developed or obtained for internal use	(296)	(252)	20 to 33
Transportation systems	(9)	(10)	20
Other	(402)	(112)	20
TOTAL	(4,306)	(3,977)
NET BOOK VALUE	2,868	2,486

Depreciation expense was R$ 603, R$ 607 and R$ 650 in the years ended December 31, 2006, 2005 and 2004, respectively, including expenses of R$ 90, R$ 78 and R$ 71 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 16, respectively in 2006 (R$ 23 and R$ 15 in 2005 and R$ 23 and R$ 14 in 2004).

Accumulated depreciation of capitalized leases amount to R$ 45, R$ 36 and $ 25 as of December 31, 2006, 2005 and 2004, respectively. The only assets class recorded under capital leases is buildings.

NOTE 13 - GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2006, 2005 and 2004. The following table presents the movement of aggregate goodwill for the years ended December 31, 2006 and 2005:

	2006	2005
Opening balance sheet	238	272
Addition as a result of acquisition of BankBoston (Note 3a)	392	-
Addition as a result of split-off of Credicard (Note 3b)	249	-
Addition as a result of other acquisitions	7	-
Tax benefit on realization for tax purposes of tax deductible goodwill	(11)	-
Effect of exchange rate on goodwill on entities outside Brazil	2	(34)
Closing balance sheet	877	238

The total amount of goodwill as of December 31, 2006 and 2005 was allocated to the Banco Itaú - banking segment, with exception of the amount of R$ 75, which was allocated to the Itaú BBA segment, the amount of R$ 286, which was allocated to the Banco Itaú - Credit Cards - Account Holders segment and the amount of R$ 58, which was allocated to the Banco Itaú - Asset Management and Investor Services segment.

The change in total intangible assets for the years ended December 31, 2006 and 2005 is presented below:

	2006					2005
	Orbitall - Credit card processing contracts	Exclusive access to stores CBD and LASA (Note 33)	Customer relationships	FIAT distribution network	Total	Orbitall - Credit card processing contracts	Exclusive access to stores CBD and LASA (Note 33)	Customer relationships	FIAT distribution network	Total
Opening balance sheet	199	1,075	1,836	54	3,164	231	728	1,489	61	2,509
Addition as results of transactions during the year:										-
Strategic agreement with CBD and LASA (Note 33)	-	-	-	-	-	-	400	-	-	400
Municipal Government of Sao Paulo (1)	-	-	-	-	-	-	-	511	-	511
Split-off of assets and liabilities of Credicard (Note 3b)	-	-	701	-	701	-	-	-	-	-
ItauBank (Note 3a)	-	-	2,261	-	2,261	-	-	-	-	-
Other acquired	-	-	189	-	189	-	-	185	-	185
Amortization for the year	(31)	(58)	(512)	(8)	(609)	(32)	(53)	(266)	(7)	(358)
Impairment loss (2)	-	-	-	-	-	-	-	(83)	-	(83)
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	(3)	(11)	(5)	-	(19)	-	-	-	-	-
Closing balance	165	1,006	4,470	46	5,687	199	1,075	1,836	54	3,164
Gross balance	234	1,144	5,818	103	7,299	234	1,144	2,657	103	4,138
Accumulated amortization	(69)	(138)	(1,348)	(57)	(1,612)	(35)	(69)	(821)	(49)	(974)
Closing balance sheet, net	165	1,006	4,470	46	5,687	199	1,075	1,836	54	3,164
Weighted average useful life (in years)	7.6	17.8	7.6	6.3	9.4	8.2	18.9	5.9	7.3	10.3

(1)
On September 5, 2005, Banco Itaú S.A., in a public bid process, presented the best financial proposal for providing payroll management and financial resource administration services, including of investment funds, for a term of five years to the Municipal Government of São Paulo. In connection with this event, it paid at sight R$ 511 million, recorded as intangible asset within "Client Relationships", which is being amortized during the agreement term.

(2)
On September 27, 2005, Government of Paraná State, annulled the amendment to the contract of payroll management services of the employees of Paraná State with Banco Itaú S.A., which would be valid from December 2005 to December 2010. On November, 2005, Government of Paraná State transferred the payroll management services to other financial institution. Although we are judicially contesting the annulment's legality, we understand that the situation will not be solved in the short term, and for that reason, we understand that there is a loss in the intangible asset value, which was allocated to our Banking segment, and we are accounting an impairment loss of R$ 83 under "Amortization of intangible assets".

Estimated amortization expense for defined life intangible assets over the next five years is as follows:

Estimated amortization expense (Unaudited)
2007	747
2008	731
2009	721
2010	655
2011	475

NOTE 14 - OTHER ASSETS

	2006	2005
Other escrow deposits	2,703	1,748
Prepaid taxes	2,342	2,009
Net deferred tax assets, net of valuation allowance (Note 21)	1,834	2,382
Pension plan prepaid assets (Note 25)	2,016	619
Escrow deposits for provision to contingent liabilities classified as probable	1,378	839
Service fees and commissions receivable	1,347	1,198
Receivables from reimbursement of contingent liabilities	651	117
Escrow deposits for provisions for contingent liabilities classified as possible	516	187
Receivable from the government administered fund - Fundo para Compensação de Variações Salariais (FCVS)	363	338
Receivable related to the sale of Credicard brand	278	-
Foreclosed assets, net	263	242
Escrow account related to strategic partnership with CBD and LASA	215	253
Prepaid expenses	215	274
Receivable related to acquisitions	190	154
Deferred policy acquisition costs	149	122
Other	1,363	1,443
TOTAL	15,823	11,925

NOTE 15 - DEPOSITS

	2006	2005
Non-interest-bearing deposits
Demand deposits	17,007	11,913
Other deposits	1,764	434
Interest-bearing deposits
Saving deposits	22,912	19,783
Time deposits	15,720	15,352
Deposits from banks	294	382
TOTAL	57,697	47,864

Time deposits with balance in excess of the equivalent to US$ 100,000.00 amount to R$ 12,285 as of December 31, 2006 (R$ 13,201 as of December 31, 2005).

NOTE 16 - SHORT-TERM BORROWINGS

	2006	2005
Trade finance borrowings	1,980	1,789
Local on-lendings	78	114
Euronotes	43	37
Fixed rate notes	119	-
Mortgage notes	520	-
Securities issued and sold to customers under repurchase agreements	28,160	15,303
Other short-term borrowings	85	190
TOTAL	30,985	17,433

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2006	2005
Trade finance borrowings	3.00% a 10.00%	2.08% to 7.65%
Local on-lendings	1.00% a 10.00%	2.76% to 11.47%
Euronotes	4.91% a 5.41%	2.06% to 4.64%
Fixed Rate Notes	13.17% a 13.28%	-
Mortgage notes	10.18% a 13.89%	-

Under " Securities issued and sold to customers under repurchase agreements" we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 70% and 100% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through September, 2024.

NOTE 17 - LONG-TERM DEBT

	2006	2005
Local onlendings	4,901	3,951
Euronotes	266	233
Fixed rate notes	662	721
Trade finance borrowings	2,744	2,305
Debentures	2,955	1,455
Subordinated debt	4,357	4,311
Debt under securitization of diversified payments rights	1,532	1,285
Other long-term debt (1)	604	543
TOTAL	18,021	14,804

(1)	Including capitalized lease obligations in an amount of R$ 64 and R$ 77 as of December 31, 2006 and 2005, respectively.

a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of property and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 11.47% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or "TJLP"), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. On-lending is at the risk of Itaú Holding, and it is generally secured.
b) Euronotes

				Carrying amount (net of repurchases)
Maturity date	Original term in years	Currency	Coupon - %	2006	2005
01/31/2008	3	US$	4.38	251	216
05/18/2009	5	US$	5.00	15	17
TOTAL				266	233

c) Fixed Rate Notes

				Carrying amout (net of repurchases)
Maturity date	Original term in years	Currency	Coupon - %	2006	2005
Payment Suspended (1)	-	US$	7.01	3	3
03/17/2009	5	US$	6.00	15	17
03/17/2009	5	US$	6.00	6	7
03/30/2009	5	US$	6.00	2	2
04/06/2009	5	US$	6.00	9	9
04/16/2009	5	US$	6.00	9	9
04/20/2009	5	US$	6.00	52	57
04/22/2009	5	US$	6.00	4	5
04/27/2009	5	US$	6.00	4	4
05/06/2009	5	US$	6.00	11	12
05/11/2009	5	US$	6.00	5	6
05/14/2009	5	US$	6.00	11	12
05/26/2009	5	US$	6.00	4	5
05/28/2009	5	US$	6.00	11	12
06/01/2009	5	US$	6.00	10	11
06/15/2009	5	US$	6.00	11	12
06/29/2009	5	US$	6.00	4	5
07/13/2009	5	US$	6.00	7	7
07/13/2009	5	US$	6.00	17	19
07/15/2009	5	US$	6.00	7	7
08/10/2009	5	US$	6.00	8	8
08/17/2009	5	US$	6.00	11	12
08/24/2009	5	US$	6.00	9	10
12/08/2009	3	US$	7.00	4	-
12/15/2009	4	US$	8.30	214	235
06/15/2010	13	US$	8.50	107	117
12/15/2010	14	US$	8.60	107	118
TOTAL				662	721

(1)	These operations are in a renegotiation with the creditor and they had their payment suspended.

d) Trade finance borrowings

Maturity	Currency	2006	2005
2006		€-	3
2006	CHF (1)	-	5
2006	US$	-	824
2007	CHF (1)	1	1
2007		€3	2
2007	US$	920	851
2008	R$	135	-
2008	CHF (1)	1	1
2008		€4	1
2008	US$	620	293
2009		€3	1
2009	US$	264	37
2010		€2	-
2010	US$	237	266
2011	US$	29	15
After 2012	US$	525	5
TOTAL		2,744	2,305

(1) CHF - Swiss Franc.

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2006	2005
US$	4.40% to 12.20%	0.13% to 8.50%
	€4.08% to 4.08%	0.75% to 8.60%
CHF	2.00% to 8.50%	2.00% to 7.25%

e) Debentures

			Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity	Original term in years	Currency	2006	2005	2006	2005
11/01/2007	2	R$	101.75 of CDI		1,531
02/01/2008	3	R$	102.4% of CDI	102.4% of CDI	1,424	1,455
TOTAL					2,955	1,455

f) Subordinated debt

		Coupon - %		Carrying amount
Maturity	Currency	2006	2005	2006	2005
Notes
08/15/2011	US$	10.00	10.00	373	408
08/15/2011		¥4.25	4.25	547	604
06/28/2012	US$	10.38	10.38	47	52
Debentures
09/01/2008	R$	CDI + 0.75	CDI + 0.75	624	632
Certificate of deposit
02/26/2008	R$	CDI	CDI	1,280	1,100
12/23/2009	R$	CDI + 0.87	CDI + 0.87	852	853
Redeemable preferred shares
03/31/2015	US$	6.62	2.43	634	662
TOTAL				4,357	4,311

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

g) Debt under securitization of diversified payments rights

Diversified payment rights are payment orders in U.S. dollars received by Banco Itaú from non-Brazilian entities to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Banco Itaú it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIFT, Fedwire of CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On November 25, 2003, July 7, 2004, June 30, 2005 and September 20, 2006, the SPE issued Floating Rate Notes to third-party investors secured by the diversified payment rights that the SPE acquired from Banco Itaú which is classified as long-term debt and presented below.

The main characteristics of the Notes are as follow:

						Carrying Amount
Series	Amount issued (in millions of US$)	Currency	Coupon - %	Interest only period	Scheduled amortization	2006	2005
2003-3	105	US$	5.01%	November 25, 2003 to September 20, 2010	Semiannual as from March 20, 2007 to September 19, 2010	222	240
2004-1	105	US$	2.73%	July 7, 2004 to March 21, 2011	Semiannual as from September 21, 2009 to March 21, 2011	221	239
2005-1	200	US$	Libor + 0.65%	June 30, 2005 to September 20, 2012	Semiannual as from September 20, 2009 to September 20, 2012	434	474
2005-2	102	US$	Libor + 0.30%	June 30, 2005 to September 20, 2008	Semiannual as from September 20, 2005 to September 20, 2008	221	332
2006-1	200	US$	Libor + 0.50%	N/A	Semiannual as from March 20, 2010 to September 20, 2013	434	-
TOTAL	712					1,532	1,285

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

Cash received by the SPE for the payment orders sold by Banco Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 144 and R$ 44, as of December 31, 2006 and 2005.

h) Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2006	2005
Due within one year	4,231	2,247
From 1 to 2 years	5,775	3,433
From 2 to 3 years	2,641	3,204
From 3 to 4 years	1,577	2,053
From 4 to 5 years	1,627	1,199
After 5 years	2,170	2,668
TOTAL	18,021	14,804

NOTE 18 - OTHER LIABILITIES

	2006	2005
Payable to merchants for credit card transactions	6,844	3,165
Taxes other than on income	4,240	2,863
Litigation (Note 29b)	2,763	1,807
Derivative liabilities:
Swaps	1,131	696
Options	277	449
Forward	814	1,188
Futures	-	75
Collection of third-party taxes, social contributions and other	1,658	1,209
Interest on stockholders' equity payable	1,629	1,288
Payable for securities purchased (trading date)	1,212	924
Labor related liabilities	1,098	775
Taxes on income	834	595
Stock compensation liability award (Note 26)	687	-
Payable related to acquisitions	380	158
Foreign exchange portfolio, net	240	136
Deferred credit related to strategic partnership with CBD and LASA (Note 33)	215	253
Accrued pension plan benefits (Note 25)	136	406
Fair value of guarantees granted (Note 28c)	13	10
Others	2,637	1,619
TOTAL	26,808	17,616

NOTE 19 - STOCKHOLDERS' EQUITY

a) Capital and stockholders' rights

I) Capital

	Quantity of shares issued
	2006	2005
Common shares	605,963,420	605,963,420
Preferred shares	595,495,964	526,977,870
TOTAL	1,201,459,384	1,132,941,290

At the Extraordinary Stockholders' Meeting held on August 22, 2005, stockholders approved the split of the capital stock, according to which stockholders received nine additional shares per share they previously held at September 30, 2005. This split was approved by Bacen on September 8, 2005, being disclosed on September 19, 2005 and carried out in the stocks exchanges on October 3, 2005. In the Statement of Income, the quantity of shares and computations of earnings per shares for the years ended December 31, 2004 were adjusted retroactively to reflect the split.

At the Extraordinary Stockholders' Meeting held on August 22, 2006, the shareholders resolved to merge the totality of the shares of BKB Brasil and Libero Trading International Ltd, effective on September 1, 2006. As a result, capital was increased by R$ 4,581,120 by way of the issuance of 68,518,094 book entry shares with no par value.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both classes of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.055 per share at December 31, 2006, 2005 and 2004). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Holding's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market value (per share) at December 31, 2006 and 2005, are presented below:

	2006		2005
	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Acquisitions in the period
Minimum Cost	49.17	-	33.59	44.65
Weighted Average Cost	60.07	-	45.66	55.36
Maximum Cost	60.71	-	50.17	55.69
Balance of treasury shares
Average Cost	60.07	44.02	49.12	44.02
Quoted Market Value of shares in BOVESPA (Sao Paulo Stock Exchange) at December 31	64.74	77.40	47.01	56.30

III) Additional paid-in capital

Additional paid-in capital corresponds to the difference between the selling price of treasury stock and the average cost of such stock, to compensation expense recognized under the stock option plan (Note 2s and 26), to the difference between the fair value of the stock issued in relation to the acquisitions of Itaú BBA and Bank Boston and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes.

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

II) Statutory reserves

The three statutory reserves are the following:

•
Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders' equity, with the objective of maintaining a payment flow to shareholders. The reserve is constituted with:

(a) up to 50% of net income for the fiscal year;
(b) up to 100% of revaluation reserves in the statutory books that have been realized; and
(c) up to 100% of the amount of adjustments to previous years recorded directly in stockholders' equity in the statutory books, and is reduced by the amounts of anticipated dividends

The reserve is limited to 40% of capital stock in the statutory books.

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

III) Capital reserve - Premium on subscription of shares

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

Retained earnings available for distribution in Itaú Holding's statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 4,909 and R$ 3,319 at December 31, 2006 and 2005, respectively.

NOTE 20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follow for the years indicated. All information in this note has been retroactively restated to give effect to the stock split (Note 19a):

	2006	2005	2004
Earnings per share and earnings per share - Basic

Net income attributable to common and preferred stockholders

Net income	5,896	5,453	4,634
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(29)	(29)	(29)
Sub-total	5,867	5,424	4,605
Undistributed income to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(33)	(33)	(33)
Sub-total	5,834	5,391	4,572

Undistributed income to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	3,088	2,905	2,443
To preferred stockholders	2,746	2,486	2,129

Total net income available to common stockholders	3,121	2,938	2,476
Total net income available to preferred stockholders	2,775	2,515	2,158

Weighted-average outstanding shares
Common shares	601,443,230	605,371,282	606,746,950
Preferred shares	534,905,268	518,114,152	528,712,590

Earnings per share - in R$
Common shares	5.19	4.85	4.08
Preferred shares	5.19	4.85	4.08

	2006	2005	2004
Earnings per share and earnings per share - Diluted

Net income attributable to common and preferred stockholders

Net income available to preferred stockholders	2,775	2,515	2,158
Dividend on incremental preferred shares	17	18	7
Net income available to preferred stockholders considering incremental preferred shares	2,792	2,533	2,165

Net income available to common stockholders	3,121	2,938	2,476
Dividend on incremental preferred shares	(17)	(18)	(7)
Net income available to common stockholders considering incremental preferred shares	3,104	2,920	2,469

Adjusted weighted-average shares
Common shares	601,443,230	605,371,282	606,746,950
Preferred shares (weighted average)	541,162,347	524,948,186	531,775,600
Preferred shares	534,905,268	518,114,152	528,712,590
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	6,257,079	6,834,034	3,063,010

Diluted earnings per share - in R$
Common shares	5.16	4.82	4.07
Preferred shares	5.16	4.82	4.07

Potentially anti-dilutive shares at December 31, 2006 and 2005, which have been excluded from the diluted earnings per share calculation totaled 909,443 and 783,611 preferred shares, respectively.

NOTE 21 - TAXES ON INCOME

Itaú Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2006	2005	2004
Federal income tax	25	25	25
Social contribution on net income	9	9	9
Composite rate	34	34	34

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	2006	2005	2004
Income before taxes	8,263	7,446	6,348
Equity in earnings of unconsolidated companies, net	(511)	(583)	(299)
Tax basis	7,752	6,863	6,049
Tax expense at statutory rates	(2,636)	(2,333)	(2,057)
Non-taxable (deductible) exchange gains (losses) on foreign subsidiaries	(52)	(112)	(1)
Non-deductible expenses	(87)	(68)	(57)
Amortization of goodwill and other intangible assets deductible only for social contribution purposes	(33)	(18)	(8)
Non-taxable dividends on companies recorded at cost	19	15	6
Net tax benefit on interest on stockholders' equity	661	635	469
Non-deductible stock based compensation	(244)	(18)	(55)
Other permanent differences	(18)	(42)	30
Income tax income (expense)	(2,390)	(1,941)	(1,673)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2006	2005
Deferred tax assets	4,986	3,885
Provisions not currently deductible:
Allowance for loan and lease losses	2,402	1,402
Other provisions	1,732	1,261
Tax loss carryforwards	516	554
Other temporary differences	518	865
Valuation allowance (1)	(182)	(197)

Deferred tax liabilities	3,152	1,503
Temporary differences relative to leasing operations	1,889	972
Other temporary differences	1,263	531
Net deferred tax asset, included in Other Assets	1,834	2,382

(1) During 2006, the net change in the total valuation allowance was R$ 15.

NOTE 22 - FEE AND COMMISSION INCOME

	2006	2005	2004
Fees charged on checking accounts services	2,368	2,034	1,777
Asset management fees	1,783	1,577	1,334
Collection fees	406	379	357
Credit card fees	1,484	1,127	418
Other	696	588	457
TOTAL	6,737	5,705	4,343

NOTE 23 - ADMINISTRATIVE EXPENSES

	2006	2005	2004
External administrative services	931	696	515
Technology expenses	669	545	460
Communication expenses	522	393	326
Banking and brokerage fees	414	341	306
Credit card outsourced processing fees	-	51	201
Office and technology supplies	188	155	135
Advertising expenses	294	192	171
Other marketing expenses	131	91	60
Transportation costs	226	194	183
Utilities	157	137	113
Lease expenses	297	256	223
Maintenance and security expenses	405	365	303
Traveling expenses	57	45	42
Other	381	272	245
TOTAL	4,672	3,733	3,283

NOTE 24 - OTHER NON INTEREST INCOME AND EXPENSES

a) Other non-interest income

	2006	2005	2004
Gains on split-off of Credicard (Note 3b)	433	-	-
Gain on sale of Credicard brand (Note 3b)	158	-	-
Indexation charges of prepaid taxes	111	70	80
Revenue on our agreement with Telefónica	92	92	92
Recovery of expenses	70	89	64
Gains on sale of foreclosed assets, premises and equipment and investments	40	29	26
Indexation charges of other assets	17	12	20
Exchange gains on non-interest bearing assets and liabilities	3	2	42
Reversal of uncollectibility provision of fees due by INSS (1)	-	11	135
Reimbursement in conection with acquisitions	-	-	170
Other	406	306	316
TOTAL	1,330	611	945

(1) By recognizing a full provision on amounts due by Instituto Nacional de Securidade Social ("INSS") we were effectively recognizing up to December 31, 2004, on a cash basis, fees due to us by INSS for us acting as payment agent for pensioners of INSS since INSS was not paying us or other banks on a regular basis. On December 30, 2004 the federal government assumed the debt of INSS and commited to issue government securities to settle such debt. We recognized at December 31, 2004, as a receivable, the estimated fair value of the securities to be issued by the federal government, which were subsequently received during 2005. As from January 1, 2005, we are recognizing such fees on an accrual basis.

b) Other non-interest expenses

	2006	2005	2004
Taxes on services, on revenue and other taxes	2,113	2,237	1,293
Litigation (Note 29b)	704	379	812
Credit card related expenses	262	85	69
Reimbursement in conection with acquisitions	249	40	46
Losses with third-party frauds	160	175	89
Contributions to the Credit Guarantee Fund	117	117	91
Loss on sale of foreclosed assets, premises and equipment and investments	35	45	62
Other than temporary impairment on available for sale securities	4	29	3
Monetary and exchange (gains) losses of non-interest bearing assets and liabilities	-	(6)	7
Other	361	268	152
TOTAL	4,005	3,369	2,624

Some of our assets and liabilities recorded in Other assets and Other liabilities are subject to monetary correction based on specific inflation indexes. We recognize in Other Non-Interest Income or Other Non-Interest Expense, as appropriate, the effect of the monetary correction necessary to present such assets and liabilities as of each balance sheet date at its monetary corrected amount.

NOTE 25 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Banco Itaú Holding and certain of its subsidiaries sponsor seven defined-benefit plans all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all the full-time employees hired up to July 31, 2002 of Banco Itaú Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 6, R$ 4 and R$ 2 for the years ended December 31, 2006, 2005 and 2004, respectively. We also have three defined contribution plans for employees of subsidiaries acquired and we contributed with R$ 4 in 2006, and less than R$ 1 in 2005 and 2004.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to the eligible employees, and held independently of Banco Itaú. Such funds are held by independent legal entities as, detailed below:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev - PBF	Fundação Itaubanco
Plano de Benefício 002 - PL. 002	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa e Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (*)	ItauBank Sociedade de Previdência

(*) Defined Contribution benefit plans.

Contributions are made by Banco Itaú and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of the "PAC", “ACMV” and “PBI” plans which are funded exclusively by Banco Itaú and certain of its subsidiaries. At December 31, 2006, contributions by Banco Itaú and its subsidiaries to the different plans range from 0.12% to 12.61% of the payroll related to the participants, and the participant employees contribute amounts of up to 8.55% of their salaries.

Management of assets to each category of assets has the objective of achieving long-term equilibrium between the assets and obligations of the plans.

Currently, allocation decisions are monthly made by a Committee composed of the Investments Officers of the different entities and specialists from the main sponsor in a three-stage process:

In the first stage, the macro-economic scenarios and the expected evolution of some basic economic variables, such as spot interest, foreign exchange and inflation rates and Brazil risk rating are projected. Alternative scenarios (best-case and worst-case) are also determined in addition to the basic scenario.

In the second stage, based on the basic scenario, individual amounts are projected for different economic indices (fixed interest rates, interest rates based on IGP-M, interest rates based be US dollar, BOVESPA index, discounts or premiums on Financial Treasury Bills, etc). These amounts are then used liabilities to project the expected prices of assets for a certain investment period. Based on these prices, the expected return for each asset is calculated. Currently, the investment period is three months but projections are made for longer periods (1 and 2 years). Depending on the expectation of volatility of the macro-economic scenario, these periods are reviewed.

In the third and last phase, the average optimization versus a variance model is processed (to deal with the uncertainty of expectations), obtaining the efficient limits for the plan. Based on these limits and on the current composition of the portfolio, the new allocations to the plan assets are then determined. In this process, specific investment restrictions of each portfolio are taken into consideration. Additionally, decisions to change composition of portfolio are made to minimize direct (brokerage fees, etc.) and indirect (market impact on prices) transaction costs.

The pension plan asset allocation at December 31, 2006 and 2005 and target allocation for 2007 by asset category are as follows:

	Target allocation for	Percentage of plan assets
Asset category	2007	2006	2005
Debt securities	49.00% -100.00%	86.88%	88.26%
Equity securities	0.00% - 30.00%	9.70%	7.46%
Real estate	0.00% - 11.00%	3.20%	4.04%
Other	0.00% - 10.00%	0.22%	0.24%
At the year end		100.00%	100.00%

No curtailment, settlement or termination of the benefits of the plans has occurred during the years ended December 31, 2006, 2005 and 2004.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in the balance sheet of Itaú Holding, following as from December 31, 2006 the provisions of SFAS 158, are as follows:

Pension Plans	2006	2005	2004
(I) Projected benefit obligation
At the beginning of the year	7,678	6,613	5,741
Service cost	201	163	144
Benefits paid	(328)	(309)	(281)
Interest cost	769	662	575
Administrative expenses	-	(2)	(1)
Actuarial loss (gain)	125	551	407
Plan amendments (*)	-	-	28
At the end of the year	8,445	7,678	6,613

(II) Plan assets at market value
At the beginning of the year	8,944	8,015	6,694
Contributions received
Employer	23	22	21
Employees	9	9	9
Administrative expenses	-	(2)	(1)
Return on plan assets	1,677	1,209	1,573
Benefits paid	(328)	(309)	(281)
At the end of the year	10,325	8,944	8,015

(III) Funded status (II-I)	1,880	1,266	1,402

(IV) Unrecognized net (gain) loss, net	-	(1,053)	(1,413)

(Prepaid pension benefit) Accrued pension benefit, net	1,880	213	(11)
Prepaid pension plan assets	2,016	619	435
Accrued pension benefits	(136)	(406)	(446)

(*) Corresponds to a change to the formula used for calculating benefits in the retirement plan managed by Funbep - Fundo de Pensão Multipatrocinado.

In 2007, amortization of actuarial gains (losses) is expected to amount R$ (44).

Additionally, Banco Itaú Holding and some of its subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit liabilities reached R$ 69, R$ 60 and R$ 56 at December 31, 2006, 2005 and 2004, respectively.

The net periodic pension cost, as defined under SFAS 158, includes the following elements:

	2006	2005	2004
Service cost	201	163	144
Interest cost	769	662	575
Expected return on plan assets	(1,081)	(969)	(809)
Amortization of (gain) loss	(29)	(52)	(34)
Employee contributions	(9)	(9)	(9)
Net periodic pension benefit	(149)	(205)	(133)

The accumulated benefit obligation of the plans under SFAS 158 is R$ 7,561 ,R$ 6,867 and R$ 5,789 in the years ended December 31, 2006, 2005 and 2004, respectively.

We expect to contribute R$ 21 to the pension plans sponsored by us in 2007.

The following table shows the annually estimated benefit payments from 2007 to 2011 and the estimated payments on an agregated basis from 2012 to 2016.

Period	Estimated Payment
2007	379
2008	408
2009	441
2010	482
2011	523
2012 to 2016	3,511

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a.

	2006	2005	2004
Discount rate for determining projected benefit obligation	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employee)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Holding and its subsidiaries included in plan assets amounted to R$ 342, R$ 255 and R$ 306 as of December 31, 2006, 2005 and 2004, respectively.

NOTE 26 - STOCK-BASED COMPENSATION

The Extraordinary General Meeting held on April 24, 1995, approved the Plan for Granting Stock Options ("Stock Option Plan"). Under the terms of the Stock Option Plan grantees have the right to acquire one preferred share of Itaú Holding per option granted at a price established at the date of grant of the option, which is subsequently adjusted in accordance with a pre-defined formula based on the change in consumer inflation index. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the year-end balance sheet date. Options granted may be exercised after a vesting period of between one and five years and may be exercised up to ten years after granted with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2006, all options issued were granted to members of management of Itaú Holding and its subsidiaries.

As of December 31, 2006, changes in options are summarized in the following table:

	Quantity of options	Weighted average exercise price
Options outstanding at the beginning of the year	23,000,850	26.18
Options granted	4,323,500	54.79
Options exercised (1)	(4,762,860)	27.14
Options forfeited (2)	(218,800)	34.27
Options outstanding at the end of the year	22,342,690	32.58
Options exercisable as of year-end (3)	822,610	27.47

(1) During 2006, the total cash received due to exercised options was R$ 129.

(2) During the year ended December 31, 2006, there were no cancelled options due to expiration of the exercise period.

(3) As of December 31, 2006, the aggregate intrinsec value of exercisable options was R$ 31 and its weighted average remaining contractual term was approximately 24 months.

All liability-classified awards were remeasured at the fair value as of December 31, 2006 and amounted to R$ 687.

Compensation expenses related to the Stock Option Plan amounted to R$ 717 (see Note 2s), R$ 54 and R$ 165 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the compensation cost to be allocated in future periods is R$ 344 and its weighted average allocation period is approximately 3 years.

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2006, 2005 and 2004 at R$ 28.23, R$ 17.19 and R$ 11.71 per share, respectively, by using the binomial option-pricing model. The total intrinsic values of the options exercised during the years ended December 31, 2006, 2005 and 2004 were R$ 181, R$ 140 and R$ 87, respectively.

In 2006, the options were issued with a six-year term and a three-year vesting period. The grant-date fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted as the risk-free interest rate assumption the real market interest rate. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2006, 2005 and 2004 are shown below:

•	weighted historical volatility of 24.7%, 28.8% and 29.3%;

•	expected dividend yield of 3.5%, 3.5% and 3.5%;

•	annual risk-free interest rate of 8.5%, 8.3% and 8.3%;

•	expected average total lives of eight, five and five years.

NOTE 27 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	2006	2005	2006	2005
Financial assets
Assets for which fair value approximates carrying value	54,552	37,920	54,552	37,920
Interest-bearing deposits in banks	23,181	19,833	23,197	19,860
Securities available for sale	11,737	8,369	11,737	8,369
Securities held-to-maturity	1,589	1,428	1,777	1,587
Loans and leases, net of provision for loan and lease losses	75,139	51,449	75,242	51,602
Financial liabilities
Liabilities for which fair value approximates carrying value	74,897	46,739	74,897	46,739
Interest-bearing deposits	38,926	35,517	38,940	35,516
Long-term debt	18,021	14,804	17,941	14,745
Off-balance sheet financial instruments
Commitments to extend credit	-	-	266	117
Standby letters of credit and guarantees	-	-	13	11

The methods and assumptions to estimate the fair value are set forth below:

a) Cash and due from banks, securities purchased under resale agreements, Central Bank compulsory deposits and trading assets, including derivatives - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

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

f) Non-interest bearing deposits, Securities sold under repurchase agreements, Short-term borrowing and Investment Contracts - The fair value disclosed for demand deposits is, by SFAS 107 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of federal funds purchased and securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

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

NOTE 28 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

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

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 1,407 and R$ 917 at December 31, 2006 and 2005, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 255 and R$ 358 at December 31, 2006 and 2005, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

	Notional amounts		Carrying value asset (liability)
	2006	2005	2006	2005
Interest rate products
Future contracts
Purchase commitments	54,476	38,342	37	20
Sale commitments	127,315	22,081	(41)	(16)
Swap agreements	82,400	28,788	859	563
Options
Purchased	152,002	20,012	194	11
Written	58,088	20,925	(158)	(10)
Forward contracts
Purchase commitments	907	1,216	3	57
Sale commitments	1,318	1,272	(9)	(51)
Foreign exchange products
Future contracts
Purchase commitments	2,580	12,487	(1)	3
Sale commitments	4,428	14,128	11	8
Swap agreements	36,553	9,171	(204)	20
Options
Purchased	9,546	14,282	25	247
Written	6,920	15,274	(35)	(413)
Forward contracts
Purchase commitments	3,524	3,678	566	1,133
Sale commitments	6,002	2,948	(800)	(1,137)
Commodities
Future contracts
Purchase commitments	42	23	-	-
Sale commitments	83	-	-	-
Swap agreements	52	17	13	-
Options
Purchased	12	-	-	-
Written	1	1	-	-
Forward contracts
Purchase commitments	4	-	-	-
Sale commitments	4	-	-	-
Equity products
Future contracts
Sale commitments	-	31	-	-
Options
Purchased	606	603	29	87
Written	1,716	884	(80)	(20)
Forward contracts
Purchase commitments	-	-	464	245
Other (1)
Future contracts
Purchase commitments	116	530	(1)	-
Sale commitments	1,148	257	-	-
Swap agreements	1,136	2,292	(6)	4
Options
Purchased	799	1,601	7	13
Written	1,691	2,439	(4)	(6)

(1) Primarily inflation indexes.

The resulting receivables/payables are included in "Trading assets " and "Other liabilities", respectively.

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

The following table summarizes the contract amounts relating to credit-related financial instruments at December 31, 2006 and 2005.

	2006	2005
Commitments to extend credit	53,806	34,079
Standby letters of credit	141	22
Guarantees	9,556	6,763

Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Standby letters of credit and guarantees are conditional commitments issued by Itaú Holding generally to guarantee the performance of a customer to a third party in borrowing arrangements.

c) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

	2006		2005
	Contract amount	Carrying value	Contract amount	Carrying value
Standby letters of credit (a)	141	-	22	1
Guarantees (a)	9,556	13	6,763	10
Written put options (b)	23,127	163	27,645	41

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

NOTE 29 - COMMITMENTS AND CONTINGENT LIABILITIES

a)  Assets Under Management

Itaú Holding offers, manages and administers a broad range of investment funds and provides portfolio management service for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to the CVM for approval and each fund is regulated as to the type of investments which may be made. Total net assets under management amounted to R$ 179,720 and R$ 120,105 at December 31, 2006 and 2005, respectively.

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

b) Litigation

Itau Holding and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

•
Contingent gains: in the period from January 1 to December 31, 2006, no contingent gains were recognized; however there are lawsuits related to taxes on which we are contesting in court the position of the federal, state or municipal government based on grounds of illegality or unconstitutionality, which chances of success is possible in the amount of R$ 2,571.

•	Contingent losses: these are estimated and recorded as follows:

•	Criteria followed to estimate the amount of probable losses:

Civil lawsuits: quantified once we are notified by the courts with estimates adjusted monthly:

•
Lawsuits related to claims considered similar and recurring and the amounts of which are not considered individually significant: according to statistical information by group and nature of lawsuits, type of court (Small Claims Court or Regular Court) and claimant; or

•
Lawsuits related to claims considered unusual and the amounts of which are considered individually significant: considering the claimed amount, based on the evidence presented and on the evaluation of legal advisors - which considers case law, legal opinions, evidence produced in the case and the judicial decisions already issued.

The estimated amounts are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount once the claim is awarded a final and unappealable judgment.

Labor lawsuits: these are measured once we are notified by the courts with estimates based on the moving average of actual payments for lawsuits ended in the last 12 months plus the corresponding average cost of fees paid for lawsuits related to claims considered similar and recurring and adjusted to the execution amount once there is a final and unappealable decision.

Tax and social security lawsuits: quantified, once we are notified by the courts of administrative proceedings, based on their estimated amounts and adjusted monthly.

•
Contingencies classified as probable: are recognized and mainly represented by civil lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; labor claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; tax and social security represented by lawsuits and administrative proceedings involving federal and municipal taxes.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	2006	2005
At the beginning of the year (Note 18)	1,807	1,900
Business combinations	197	-
Changes in the period reflected in results	704	379
Interest and monetary corrections	163	130
Increase	1,203	547
Reversal	(662)	(298)
Payments	(523)	(472)
Subtotal	2,185	1,807
Contingencies guaranteed by indemnity clauses (Note 2u)	578	-
Closing balance (Note 18)	2,763	1,807
Escrow deposits (Note 14)	1,378	839

•
Contingencies classified as possible: they are recorded and represented by civil lawsuits amounting to R$ 146 and tax and social security lawsuits amounting to R$ 1,772. The main contingencies are described below:

•
CPMF (Tax on Bank Account Outflows) in Customer Operations - R$ 388: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers’ Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

•	Income Tax/ Social Contribution on disposal of investments - R$ 321: refers to tax assessment notice issued due to tax effects on investments. The lower court’s decision is pending.

•
Income Tax on Allowance for Loan Losses - R$ 151: calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748/90, thus rejecting the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

•
Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement - R$ 175: refers to a tax assessment issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

•
ISS (Service Tax) - Banking Institutions - R$ 123 refers to tax assessment notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

•
Apportionment of Net Assets by Book Value - R$ 114: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

•
Social Security Contribution on Sole Bonus - R$ 77: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court’s decision is pending.

Securities in the amount of R$ 973, cash in the amount of R$ 516 (R$ 187 at 12/31/2005), as well as premises and equipments in the amount of R$ 959 (R$ 496 at 12/31/2005), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary resources related to contingent liabilities lawsuits.

The balance of right for reimbursement of contingencies of R$ 651 (R$ 117 at 12/31/2005), is basically represented by contingencies related to Banerj privatized in 1997, for which the State of Rio de Janeiro created a fund to guarantee the reimbursement of civil, labor and tax contingencies.

According to the opinion of the legal advisors, Itaú Holding and its subsidiaries are not involved in any other administrative proceedings or lawsuits which in view of management that may significantly affect the financial position or results of their operations.

c) Other Commitments

Itaú Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Future minimum payments required under operating and capital leases, with initial and remaining non-cancelable lease terms in excess of one year as of December 31, 2006, were as follows:

2007	707
2008	608
2009	569
2010	491
2011	163
Thereafter	559
Total minimum payments required	3,097

Total rental expense was R$ 297, R$ 256 and R$ 223 for the years ended December 31, 2006, 2005, and 2004.

NOTE 30 - REGULATORY MATTERS

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

The following table presents as of December 31, 2006 and 2005 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	Financial institution consolidation (partial)		Full Consolidation
	2006	2005	2006	2005
Regulatory capital
Tier I	28,127	17,535	28,182	17,444
Tier II	2,537	3,200	2,538	3,200
Other deductions required by Brazilian Central Bank	(242)	(2,974)	(242)	(2,963)
Total	30,422	17,761	30,478	17,681
Minimum regulatory capital required	18,446	10,930	19,446	11,471
Capital to risk-weighted assets ratio - %	18.1	17.9	17.2	17.0
Excess of regulatory capital over minimum regulatory capital required	11,976	6,831	11,032	6,210

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Holding to 50% of the stockholders' equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2006 and 2005 our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Financial institution consolidation (partial)		Full consolidation
	2006	2005	2006	2005
Our fixed assets ratio - %	42.2	44.7	35.1	26.1
Capital excess in relation to fixed assets ratio	2,392	1,087	4,565	4,914

NOTE 31 - BUSINESS SEGMENT INFORMATION

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

As further described under “Basis of presentation of business segment information”, during 2005 we have also introduced changes in the basis used to measure our segment results.

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

Itaucred

Our Itaucred business unit is responsible for serving non-account holder clients who carry out consumer credit transactions. This business unit is basically composed of three segments: Taií (which comprises consumer credit transactions and payroll advance loans), Vehicle Financing and Credit Card transactions.

The creation of these segments is linked to the recent investments and to the new strategic initiatives undertaken by us, represented by Taií, the partnership with CBD and LASA, investments in Banco Fiat and Intercap, increase in the interest of Banco Credicard S.A. and payroll advance loans.

2006

	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and Reclassifications	Consolidated US GAAP
Banking operations	10,273	1,228	3,440	413	15,354	(15,354)	-
Treasury	360	696	-	-	1,056	(1,056)	-
Management of foreign exchange risk from investment abroad - net of tax effects	389	159	-	-	548	(548)	-
Net interest income	11,022	2,083	3,440	413	16,958	126	17,084
Provision for loan and lease losses	(3,850)	79	(1,508)	(23)	(5,302)	154	(5,148)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,126	1	-	-	1,127	(311)	816
Fee and commission income	7,271	529	1,305	(6)	9,099	(2,362)	6,737
Non-Interest Expenses (**)	(9,249)	(774)	(2,095)	(235)	(12,353)	(2,835)	(15,188)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	183	183	175	358
Trading income (losses)	-	-	-	-	-	2,132	2,132
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	281	281
Net gain on foreign currency transactions	-	-	-	-	-	(139)	(139)
Tax expenses for ISS, PIS and Cofins	(1,239)	(131)	(322)	(92)	(1,784)	1,784	-
Other non-interest income	344	112	76	93	625	705	1,330
Income before taxes and minority interest	5,425	1,899	896	333	8,553	(290)	8,263
Taxes on income	(1,261)	(426)	(232)	315	(1,604)	(786)	(2,390)
Profit sharing	(510)	(137)	(17)	(6)	(670)	670	-
Minority interest	-	-	-	(85)	(85)	108	23
Net income	3,654	1,336	647	557	6,194	(298)	5,896
Identifiable assets (***)	159,178	61,869	25,844	6,253	209,691	(16,950)	192,741

(*) Results by segments reported for manangement purposes excludes non-recurring events related to the acquisition of BankBoston for a total of R$ 2,171, which are recognized in our statutory statement of income.

(**) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(***) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets). The consolidated segment do not represent the total amount of each segment due to intercompany transactions which were eliminated in the financial statements.

2006

Banco Itaú
	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Manangement and Investor Services	Total
Banking operations	8,406	1,173	694	-	10,273
Treasury	360	-	-	-	360
Management of foreign exchange risk from investment abroad - net of tax effects	389	-	-	-	389
Net interest income	9,155	1,173	694	-	11,022
Provision for loan and lease losses	(3,418)	(432)	-	-	(3,850)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	209	-	917	-	1,126
Fee and commission income	3,594	1,460	228	1,989	7,271
Transfer to banking - revenues for branches selling mutual funds	840	-	-	(840)	-
Non-Interest Expenses	(6,839)	(1,184)	(662)	(564)	(9,249)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-	-
Trading income (losses)	-	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(833)	(189)	(114)	(103)	(1,239)
Other non-interest income	143	85	116	-	344
Income before taxes and minority interest	2,851	913	1,179	482	5,425
Taxes on income	(431)	(296)	(323)	(211)	(1,261)
Profit sharing	(359)	(46)	(13)	(92)	(510)
Minority interest	-	-	-	-	-
Net income	2,061	571	843	179	3,654
Identifiable assets	130,733	6,393	22,052	-	159,178

2006

Itaucred

	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total
Banking operations	1,564	1,286	590	3,440
Treasury	-	-	-	-
Management of foreign exchange risk from investment abroad - net of tax effects	-	-	-	-
Net interest income	1,564	1,286	590	3,440
Provision for loan and lease losses	(632)	(530)	(346)	(1,508)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	-	-	-	-
Fee and commission income	582	593	130	1,305
Non-Interest Expenses	(670)	(894)	(531)	(2,095)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-
Trading income (losses)	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(141)	(116)	(65)	(322)
Other non-interest income	29	36	11	76
Income before taxes and minority interest	732	375	(211)	896
Taxes on income	(208)	(109)	85	(232)
Profit sharing	(8)	(9)	-	(17)
Minority interest	-	-	-	-
Net income	516	257	(126)	647
Identifiable assets	18,621	(4,191)	3,032	25,844

2005

	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP
Banking operations	7,793	1,004	2,338	883	12,018	(12,018)	-
Treasury	66	549	-	(16)	599	(599)	-
Management of foreign exchange risk from investment abroad - net of tax effects	468	188	-	-	656	(656)	-
Net interest income	8,327	1,741	2,338	867	13,273	(764)	12,509
Provision for loan and lease losses	(2,273)	298	(687)	(179)	(2,841)	204	(2,637)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	798	-	-	-	798	(350)	448
Fee and commission income	6,499	383	864	(8)	7,738	(2,033)	5,705
Non-Interest Expenses (1)	(8,072)	(681)	(1,628)	(77)	(10,458)	(1,643)	(12,101)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	169	169	84	253
Trading income (losses)	-	-	-	-	-	2,532	2,532
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(20)	(20)
Net gain on foreign currency transactions	-	-	-	-	-	146	146
Tax expenses for ISS, PIS and Cofins	(1,065)	(107)	(224)	(113)	(1,509)	1,509	-
Other non-interest income	394	22	81	12	509	102	611
Income before taxes and minority interest	4,608	1,656	744	671	7,679	(233)	7,446
Taxes on income	(1,071)	(313)	(200)	(29)	(1,613)	(328)	(1,941)
Profit sharing	(357)	(101)	(18)	(6)	(482)	482	-
Minority interest	-	-	-	(139)	(139)	84	(55)
Cumulative effect of a change in accounting principle	-	-	-	-	-	3	3
Net income	3,180	1,242	526	497	5,445	8	5,453
Identifiable assets (2)	115,808	43,256	15,955	4,497	151,241	(11,808)	139,433

(1) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).

(2) The balance of Identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term receivables and Permanent assets). The consolidated segment do not represent the total amount of each segment due to intercompany transactions which were eliminated in the consolidated financial statements.

2005

Banco Itaú

	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Manangement and Investor Services	Total
Banking operations	6,288	969	536	-	7,793
Treasury	66	-	-	-	66
Management of foreign exchange risk from investment abroad - net of tax effects	468	-	-	-	468
Net interest income	6,822	969	536	-	8,327
Provision for loan and lease losses	(2,036)	(237)	-	-	(2,273)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	75	-	723	-	798
Fee and commission income	3,184	1,486	167	1,662	6,499
Transfer to banking - revenues for branches selling mutual funds	777	-	-	(777)	-
Non-Interest Expenses	(5,704)	(1,340)	(617)	(411)	(8,072)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-	-
Trading income (losses)	-	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(680)	(202)	(103)	(80)	(1,065)
Other non-interest income	279	84	31	-	394
Income before taxes and minority interest	2,717	760	737	394	4,608
Taxes on income	(519)	(221)	(173)	(158)	(1,071)
Profit sharing	(243)	(49)	(17)	(48)	(357)
Minority interest	-	-	-	-	-
Cumulative effect of a change in accounting principle	-	-	-	-	-
Net income	1,955	490	547	188	3,180
Identifiable assets	92,079	6,422	17,307	-	115,808

2005

Itaucred

	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total
Banking operations	1,209	936	193	2,338
Treasury	-	-	-	-
Management of foreign exchange risk from investment abroad - net of tax effects	-	-	-	-
Net interest income	1,209	936	193	2,338
Provision for loan and lease losses	(393)	(193)	(101)	(687)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	-	-	-	-
Fee and commission income	364	460	40	864
Non-Interest Expenses	(530)	(828)	(270)	(1,628)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-
Trading income (losses)	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(105)	(87)	(32)	(224)
Other non-interest income	22	56	3	81
Income before taxes and minority interest	567	344	(167)	744
Taxes on income	(159)	(103)	62	(200)
Profit sharing	(11)	(7)	-	(18)
Minority interest	-	-	-	-
Cumulative effect of a change in accounting principle	-	-	-	-
Net income	397	234	(105)	526
Identifiable assets	11,026	2,991	1,939	15,956

2004

	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a managment reporting basis	Adjustments and Reclassifications	Consolidated US GAAP
Banking operations	6,632	923	1,068	608	9,231	(9,231)	-
Treasury	609	174	-	61	844	(844)	-
Management of foreign exchange risk from investment abroad - net of tax effect	407	152	-	-	559	(559)	-
Net interest income	7,648	1,249	1,068	669	10,634	(778)	9,856
Provision for loan and lease losses	(973)	210	(172)	-	(935)	68	(867)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	780	-	-	-	780	(879)	(99)
Fee and commission income	5,439	307	424	(4)	6,166	(1,823)	4,343
Transfer to banking - revenues for branches selling mutual funds	-	-	-	-	-	-	-
Non-Interest Expenses (1)	(7,588)	(622)	(806)	(19)	(9,035)	(1,057)	(10,092)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	85	85	212	297
Trading income (losses)	-	-	-	-	-	1,726	1,726
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	217	217
Net gain on foreign currency transactions	-	-	-	-	-	22	22
Tax expenses for ISS, PIS and Cofins	(841)	(69)	(117)	(86)	(1,113)	1,113	-
Other non-interest income	197	80	5	26	308	637	945
Income before taxes and minority interest	4,662	1,155	402	671	6,890	(542)	6,348
Taxes on income	(1,164)	(266)	(105)	(65)	(1,600)	(73)	(1,673)
Extraordinary income (2)	-	-	-	(1,094)	(1,094)	1,096	2
Profit sharing	(283)	(59)	(12)	(3)	(357)	357	-
Minority interest	-	-	-	(63)	(63)	20	(43)
Net income	3,215	830	285	(554)	3,776	858	4,634
Identifiable assets (3)	101,119	34,488	8,863	6,597	151,241	(35,628)	115,613

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

(b) tax benefit amounting to R$ 55 million on the deductibility, for tax purposes, of goodwill on acquisitions and partnership agreements in 2004; in the US GAAP financial information, the tax benefit is aplied first to reduce to zero goodwill related to each specific acquisition, then to reduce to zero other non current intangible assets and the reminder, if any, is recognized as benefit under "Tax on Income";

(c) basically represented by favourable decisions in administrative proceeding/judicial processes, realization of tax on interest from long-term foreign funding, guarantees of acquired interests, totalling R$ 131million, which in the US GAAP financial information was classified in Other not-interest income.

(3) The balance of Identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term receivables and Permanent assets). The consolidated segment does not represent the total amount of each segment due to intercompany transactions which were eliminated in the consolidated financial statements.

2004

Banco Itaú

	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Managment and investor services	Total
Banking operations	5,450	697	485	-	6,632
Treasury	609	-	-	-	609
Management of foreign exchange risk from investment abroad - net of tax effect	407	-	-	-	407
Net interest income	6,466	697	485	-	7,648
Provision for loan and lease losses	(886)	(87)	-	-	(973)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	89	-	691	-	780
Fee and commission income	3,176	790	116	1,357	5,439
Transfer to banking - revenues for branches selling mutual funds	681	-	-	(681)	-
Non-Interest Expenses	(5,660)	(940)	(616)	(372)	(7,588)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-	-
Trading income (losses)	-	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(575)	(106)	(92)	(68)	(841)
Other non-interest income	173	7	17	-	197
Income before taxes and minority interest	3,464	361	601	236	4,662
Taxes on income	(820)	(123)	(141)	(80)	(1,164)
Extraordinary income	-	-	-	-	-
Profit sharing	(218)	(25)	(9)	(31)	(283)
Minority interest	-	-	-	-	-
Net income	2,426	213	451	125	3,215
Identifiable assets	85,294	4,914	13,488	-	101,119

2004

Itaucred

	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total
Banking operations	516	540	12	1,068
Treasury	-	-	-	-
Management of foreign exchange risk from investment abroad - net of tax effect	-	-	-	-
Net interest income	516	540	12	1,068
Provision for loan and lease losses	(86)	(94)	8	(172)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	-	-	-	-
Fee and commission income	225	198	1	424
Transfer to banking - revenues for branches selling mutual funds	-	-	-	-
Non-Interest Expenses	(344)	(427)	(35)	(806)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	-
Trading income (losses)	-	-	-	-
Net gain (loss) on sale of available-for-sale securities	-	-	-	-
Net gain on foreign currency transactions	-	-	-	-
Tax expenses for ISS, PIS and Cofins	(51)	(65)	(1)	(117)
Other non-interest income	8	(3)	-	5
Income before taxes and minority interest	268	149	(15)	402
Taxes on income	(62)	(48)	5	(105)
Extraordinary income	-	-	-	-
Profit sharing	(7)	(3)	(2)	(12)
Minority interest	-	-	-	-
Net income	199	98	(12)	285
Identifiable assets	6,174	2,246	443	8,863

Basis of presentation of business segment information

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

The segment information has been prepared based on information following accounting practices adopted in Brazil modified for the adjustments described below. Financial statements by segment differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using a management criteria, and (iii) as from 2006 it excludes non-recurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

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

As result of the above, we adopted a managerial statement of income, which highlights the impact of the exchange variation on investments abroad and the related effects of hedging. The managerial statement of income is prepared by making reclassifications to the financial statements prepared in accordance with accounting practices adopted in Brazil, mainly: (i) the total exchange gain and losses on investments abroad which are presented in several lines in the statement of income in Brazilian GAAP is presented within “management of foreign exchange risk from investments abroad - net of tax effects”, and (ii) tax effects of hedging consisting of PIS, Cofins and Income Tax and Social Contribution on net income are also reclassified to such line.

In addition, managerial interest margin is divided into three categories as follows: (i) managerial interest margin on banking operations - associated with commercial activities with clients - (ii) managerial interest margin on treasury - on which each operation includes the related cost of opportunity - and (iii) managerial interest margin on the management of exchange risks from investments abroad - which corresponds to the CDI interest rate applied to capital allocated to such investments.

In the Adjustments and reclassifications column, we present the effect of not consolidating Credicard Banco S.A. and Redecard S.A., Itausa Export S.A. the holding company for Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg), the effects of differences between accounting policies followed for the presentation of segment information, which are substantially in line with accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements, according to USGAAP. In this column we also present the effect of non-recurring items that are not considered in the managerial statement of income.

As described above, our operations are primarily carried out in Brazil. Additionally, we have some entities outside Brazil. Revenue from operations outside Brazil is presented below (after eliminations on consolidation):

	2006	2005
Interest income	1,074	768
Service fees and commission income	95	70
Total revenue from external customers	1,169	838
Investments in unconsolidated companies and premises and equipment, net	547	356

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

	2006	2005	2004
ASSETS
Interbank deposits
Banco Itaú Europa S.A.	515	948	502
Annual interest (%)	4.44	4.27	2.45
BIE - Bank & Trust Ltd.	22	-	212
Annual interest (%)	1.00	-	2.34 to 2.45
Credicard Banco S.A.	-	297	163
Annual interest (%)	-	18.44	18.22
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	176	181	80
Annual interest (%)	3.30	2.01	1.96
Securities
Banco Itaú Europa S.A.	66	70	80
Annual interest (%)	5.73	4.96	1.96
Banco Itaú Europa Luxembourg S.A.	-	386	-
Annual interest (%)	-	4.26	-
Dividends receivables
Serasa S.A.	17	15	4
Redecard S.A.	37	-	-
LIABILITIES
Non-interest bearing deposits
Credicard Banco S.A.	-	8	13
Redecard S.A.	192	-	-
Interest-bearing deposits
Banco Itaú Europa Luxembourg S.A.	-	-	113
Annual interest (%)	-	-	2.30 to 3.70
Debentures
Tulipa Administração e Participações Ltda.	-	473	197
Annual interest (%)	-	18.05	17.76
Other liabilities
Credicard Banco S.A. (2)	-	3	12
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services revenues
Credicard Banco S.A.	-	99	11
Services expenses
Orbitall Serviços e Processamento de Informações Comerciais Ltda (3)	-	-	200

(1) Subordinated floating rate note acquired on November 2000, maturing on November 28, 2008.

(2) On August 20, 2003, due to corporate reorganization process, Credicard Banco S.A. transferred all the assets, rights, obligations, employees and contracts related to the data processing activity that it previously carried out to Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(3) The transactions for the year 2004 correspond to services provided by Orbitall between January 1, 2004 and November 30, 2004. Since December 1, 2004, Orbitall has been consolidated in our financial statements.

b) Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

	2006	2005	2004
LIABILITIES
Interest-bearing deposits
Duratex S.A.	-	192	53
Annual interest (%)	-	18.20	16.02
Trade notes payable
Itautec S.A.	16	11	11
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services expenses
Itautec S.A. (1)	154	134	120
Equipments and software purchase
Itautec S.A.	112	90	139

(1) Maintenance and services related to electronic equipment and software.

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

•	To support ongoing projects or initiatives, sustained or sponsored by entities qualified under the "Programa Itaú Social";

•	To act as a supplier of ancillary services to companies of the group.

In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP e PREBEG.

Itaú is the founding partner and maintainer of the Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services received from Fundação Itaú Social are presented below:

	2006	2005	2004
Donations by Itaú to
Fundação Itaú Social	2	2	2
Instituto Itaú Cultural	27	25	24
Services provided to Itaú by
Fundação Itaú Social	25	23	22

NOTE 33 - STRATEGIC PARTNERSHIPS

Itaú Holding x LASA (Lojas Americanas S.A.) Strategic Alliance

In April 2005, Itaú Holding entered into several agreements with LASA, a retail company that operates in Brazil, in order to establish a partnership relationship with the incorporation of a new financial institution, FAI, which operates in the structuring and sales of financial products and services and related products and services to LASA’s customers (including Lojas Americanas, Americanas Express and Americanas.com and Facilita), with exclusiveness granted by LASA.

Itaú Holding’s investment in this association may total up to R$ 240. In April 2005, Itaú Holding gave R$ 80 to Vitória Participações S.A. (“Vitória”), FAI’s holding company, which, subsequently, gave the same amount to FAI and paid R$ 60 to LASA, totaling R$ 140 as unconditional cash payments. Itaú Holding paid another R$ 100, which is expected to be reimbursed to us if certain performance targets are not achieved over the first 6 years of the alliance. We consider that R$ 140 was paid unconditionally and R$ 100 was advanced to LASA as a contingent payment.

Itaú Holding x XL (XL Capital Ltd.) Strategic Alliance

In August 2006, Itaú Holding entered into the following agreements with XL Insurance (Bermuda) Ltd. and XL Swiss Holdings Ltd., companies that are part of the XL Capital Ltd. Group (XL), a company which operates in the insurance, reinsurance and financial products and services segment for corporate, commercial and industrial clients, insurance companies and other companies on a worldwide basis:

I.“Association Agreement”, entered into by Itaú Holding, Itaú Seguros S.A. (Itaú Seguros), XL Insurance (Bermuda) Ltd., XL Swiss Holdings Ltd., through which an agreement has been reached to create a new insurance entity in Brazil, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the large risk commercial and industrial insurance market. Itaú Holding has a 50% interest plus one share in Itaú XL and the XL Group has a 50% interest less one share in Itaú XL.

II. Shareholders’ Agreement with respect to the shares of Itaú XL and the management of the new company.

Itaú Holding’s investment in the association was R$ 85, the same amount as XL’s investment, and the fully paid-up capital of the new company totals, therefore, R$ 170.

Based on EITF 96-16 - “Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders or Shareholders Have Certain Approval or Veto Rights”, we have concluded that although Itaú Holding has a 50% interest plus one share in Itaú XL, as the XL Group has certain veto rights with respect to significant financial and operating decisions of Itaú XL, this investment should be accounted for under the equity method.

NOTE 34 - COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

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

As of December 31, 2006, net assets and liabilities related to the above mentioned commitments amounted to R$ (190), which are presented in Other assets or Other liabilities, as appropriate.

NOTE 35 - SUBSEQUENT EVENTS

In August 2006, Itaú Holding and Itaúsa entered into agreements with Bank of America Corporation for the acquisition of BankBoston operations in Chile and Uruguay.

This transaction will be paid in cash and by way of the issue of common shares of Itaú Holding to BAC corresponding to approximately 1.8% of Itaú Holding’s capital (20,537 thousand common shares).

This transaction was pending approval of the Central Bank of Brazil, Chilean and Uruguayan authorities, which took place in February 2007 for the Brazilian and Chilean authorities and in March 2007 for the Uruguayan authority, the dates we consider the acquisition dates of these companies.

ITEM 19 EXHIBITS

Exhibit

Number	Description
1.1	By-laws of Banco Itaú Holding Financeira S.A. (unofficial English translation) (filed herewith).

2.(a)
Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.*

4.(a)1	Share Purchase and Sale Agreement of BBA.**

4.(a)2	Shareholders’ Agreement dated as of February 15, 2001, between Itaúsa — Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.*

6
See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP. See “Item 3A. Selected Financial Data - Earnings and Dividend per Share Information” for information explaining how earnings per share information were calculated under Brazilian corporate law.

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

Dated: June 29, 2007

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