Form 20-F
period 2007-12-31
BANCO ITAU HOLDING FINANCEIRA S A
filed 2008-06-30
CIK 1132597

As filed with the Securities and Exchange Commission on June 30, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-152276

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(Exact name of Registrant as specified in its charter)
ITAÚ BANK FINANCIAL HOLDING S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Alfredo Egydio Setubal (Investor Relations Officer)
e-mail: aes-drinvest@itau.com.br
Telephone number: +55-11-5019-1549
________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each share:	Name of each exchange on which registered:
Preferred Share, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by	New York Stock Exchange
American Depositary Receipts), each
representing 1(one) Share of Preferred Stock

*Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
_______________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
_________________________
Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.
_________________________

The number of outstanding shares of each class of stock of BANCO ITAÚ HOLDING FINANCEIRA S.A., as of December 31, 2007 was:
1,242,734,866 Common Shares, no par value per share
1,154,316,308 Preferred Shares, no par value per share

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

10C.	Material Contracts	136
10D.	Exchange Controls	137
10E.	Taxation	138
10F.	Dividends and Paying Agents	145
10G.	Statement by Experts	145
10H.	Documents on Display	145
10I.	Subsidiary Information	145

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	146

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	154

12A.	Debt Securities	154
12B.	Warrants and Rights	154
12C.	Other Securities	154
12D.	American Depositary Shares	154

	PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	154

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	154

ITEM 15	CONTROLS AND PROCEDURES	155

ITEM 16	[RESERVED]	156

16A.	Audit Committee Financial Expert	156
16B.	Code of Ethics	156
16C.	Principal Accountant Fees and Services	157
16D.	Exemptions from the Listing Standards for Audit Committees	158
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	158

	PART III

ITEM 17	FINANCIAL STATEMENTS	159

ITEM 18	FINANCIAL STATEMENTS	159

ITEM 19	EXHIBITS	160

INTRODUCTION

On March 24, 2003, as a result of a corporate reorganization, shares of Banco Itaú S.A., or Banco Itaú, were exchanged for shares of Banco Itaú Holding Financeira S.A., or Itaú Holding. Banco Itaú became a wholly owned subsidiary of Itaú Holding. All references in this annual report (1) to “Banco Itaú,” “Itaú,” “we,” “us” or “our” prior to March 24, 2003 are references to Banco Itaú and its consolidated subsidiaries and to “Itaú Holding,” “we,” “us” or “our” after March 24, 2003 are references to Itaú Holding and its consolidated subsidiaries, (2) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, (3) to “preferred shares” and “common shares” are references to our authorized and outstanding shares of preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, (4) to “ADSs” are to our American Depositary Shares (as a result of a stock split effected on August 22, 2005, one ADS represents one preferred share), (5) to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil, (6) to “US$,” “dollars” or “U.S. dollars” are to United States dollars, and (7) to “JPY” are to Japanese Yen.

As of December 31, 2007 and June 24, 2008, the commercial market rate for purchasing U.S. dollars was R$ 1.7713 to US$ 1.00 and R$ 1.6046 to US$ 1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005.

We use accounting practices adopted in Brazil for reports to Brazilian stockholders, filings with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP, and how those differences might affect your analysis of our financial position and results of operations.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Certain industry data presented in this annual report have been derived from the following sources: the Central Bank System (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing) or ABEL; the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; the national association of investment banks (Associação Nacional dos Bancos de Investimento), or ANBID; and the insurance sector regulator (Superintendência de Seguros Privados), or SUSEP.

You should assume that the information appearing in this annual report is accurate only as of the date to which it refers or as of the date of this annual report, as the case may be. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	increases in defaults by borrowers and other loan delinquencies,

•	increases in the provision for loan losses,

•	decrease in deposits, customer loss or revenue loss,

•	our ability to sustain or improve our performance,

•	changes in interest rates which may, among other effects, adversely affect margins,

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries,

•	government regulation and tax matters,

•	adverse legal or regulatory disputes or proceedings,

•	credit, market and other risks of lending and investment activities,

•	changes in regional, national and international business and economic conditions and inflation, and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

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

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by Brazilian Corporate Law (Law No. 6,404/76, as amended), by the federal accounting council (Conselho Federal de Contabilidade), or CFC, and interpretative guidance issued by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil), or IBRACON. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, the Brazilian banking regulator, provide additional industry-specific guidelines.

We have prepared consolidated balance sheets as of December 31, 2007 and 2006 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2007, 2006 and 2005, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm, as stated in their report appearing in this annual report.

We have prepared audited financial statements in accordance with U.S. GAAP as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions of R$)
Net interest income	21,176	16,923	12,610	9,856	9,780
Provision for loan and lease losses	(5,535)	(5,148)	(2,637)	(867)	(1,695)
Net interest income after provision for loan and lease losses	15,641	11,775	9,973	8,989	8,085
Fee and commission income	7,750	6,737	5,705	4,343	3,805
Equity in earnings (losses) of unconsolidated companies, net	416	511	583	299	329
Insurance premiums, income on private retirement plans and on capitalization plans	3,500	3,479	2,681	2,445	2,033
Other non-interest income (1)	5,087	3,717	2,988	2,908	2,171
Operating expenses (2)	(11,037)	(9,971)	(7,684)	(6,594)	(6,216)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,509)	(2,663)	(2,233)	(2,544)	(1,564)
Other non-interest expense (3)	(7,285)	(5,320)	(4,567)	(3,498)	(3,863)
Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in an accounting principle	11,563	8,263	7,446	6,348	4,780
Taxes on income	(4,107)	(2,390)	(1,941)	(1,673)	(1,480)
Minority interest	2	23	(55)	(43)	(19)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	29	-	-	2	-
Cumulative effect of a change in accounting principle, net of tax effect	-	-	3	-	-
Net income	7,487	5,896	5,453	4,634	3,281

(1) Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income.
(2) Operating expenses consist of salaries and employee benefits and administrative expenses.
(3) Other non-interest expenses consist of depreciation of premises and equipment, amortization of intangible assets, and other non-interest expenses.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(in R$ , except number of shares)
Basic earning per share (5)(6):
Common	3.12	2.59	2.43	2.04	1.44
Preferred	3.12	2.59	2.43	2.04	1.44
Diluted earning per share (5)(6):
Common	3.10	2.58	2.41	2.04	1.44
Preferred	3.10	2.58	2.41	2.04	1.44
Dividends and interest on stockholders’ equity per share (5)(7):
Common	1.18	0.98	0.83	0.60	0.49
Preferred	1.18	0.98	0.83	0.60	0.49
Weighted average number of shares outstanding (per share) (4):
Common	1,242,761,283	1,202,978,161	1,210,742,563	1,213,493,900	1,226,140,720
Preferred	1,155,982,545	1,069,344,432	1,036,228,303	1,057,425,180	1,049,860,140

(4) Due to the stock splits effected in 2007 and 2005 and the reverse stock split effected in 2004, the 2006, 2005, 2004 and 2003 information is presented after giving retroactive effect to the reverse stock split approved on April 28, 2004, the stock split approved on August 22, 2005 and the stock split approved on August 27, 2007.
(5) Earnings per share have been computed following the “two class method” prescribed by Statement on Financial Accounting Standards (“FAS”) 128 “Earnings Per Share.” See “Item 10B. Memorandum and Articles of Association” for a description of the two classes of stock.
(6) See note 20 to the consolidated financial statements for a detailed computation of earnings per share.
(7) Under Brazilian Corporate Law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See “Item 10E. Taxation – Interest On Stockholders’ Equity” for a description of interest on stockholders’ equity.

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(in US$)
Dividends and interest on stockholders’ equity per share (a)(b):
Common	0.67	0.46	0.35	0.23	0.17
Preferred	0.67	0.46	0.35	0.23	0.17

(a) Under Brazilian Corporate Law we are allowed to pay interest on stockholders' equity as an alternative to paying dividends to our shareholders. See "Item 10E. Taxation - Brazilian Tax Considerations - Interest on Stockholders' Equity" for a description of interest on stockholders' equity.
(b) Translated into US$ from reais at the commercial exchange rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends - Dividend Policy and History of Dividend Payments” for details on dividends per share paid and their respective payment date.

Balance Sheet Data

Assets

	As of December, 31
	2007	2006	2005	2004	2003
	(in millions of R$)
Cash and due from banks (8)	3,187	2,851	1,776	1,743	1,765
Interest-bearing deposits in other banks	33,132	23,181	19,833	14,557	13,779
Securities purchased under resale agreements	21,309	8,668	6,389	6,580	8,828
Central Bank compulsory deposits	17,175	15,077	13,277	10,571	8,156
Trading assets, at fair value	40,323	27,956	16,478	11,995	10,638
Available-for-sale securities, at fair value	17,513	11,737	8,369	8,013	9,445
Held-to-maturity securities, at amortized cost	1,428	1,589	1,428	3,483	3,532
Loans and leases	113,499	81,538	55,382	42,682	35,016
Allowance for loans and lease losses	(7,441)	(6,399)	(3,933)	(2,811)	(2,848)
Investments in unconsolidated companies	1,499	1,288	2,621	2,509	1,079
Premises and equipment, net	2,734	2,868	2,486	2,574	2,696
Goodwill and intangible assets, net	7,457	6,564	3,402	2,781	1,718
Other assets	17,715	15,823	11,925	10,936	10,393
Total assets	269,530	192,741	139,433	115,613	104,197

Average interest-earning assets (9)	191,636	138,089	103,248	84,929	77,608
Average non-interest-earning assets (9)	41,217	28,609	29,603	26,525	26,933
Average total assets (9)	232,854	166,698	132,851	111,454	104,541

Liabilities

	As of December, 31
	2007	2006	2005	2004	2003
	(in millions of R$)
Non-interest bearing deposits	27,035	18,771	12,347	10,737	9,322
Interest-bearing deposits	48,440	38,926	35,517	27,536	23,922
Securities sold under repurchase agreements	23,398	10,888	6,771	6,786	9,473
Short-term borrowings	47,727	30,985	17,433	12,354	12,440
Long-term debt	28,556	18,021	14,804	14,739	15,112
Insurance claims reserve, reserve for private retirement plans and reserve for capitalization plans	5,394	5,242	5,023	4,654	4,928
Investment contracts	18,630	14,253	10,188	6,905	2,764
Other liabilities	33,644	26,808	17,616	14,154	11,787
Total liabilities	232,824	163,894	119,699	97,865	89,748
Minority interest in consolidated subsidiaries	1,354	1,430	1,413	1,037	501
Stockholders’ equity:
Common shares (10)	5,948	4,575	4,575	4,387	2,467
Preferred shares (11)	8,560	8,560	3,979	3,968	2,567
Total capital stock	14,508	13,135	8,554	8,355	5,034
Other stockholders’ equity (12)	20,844	14,282	9,767	8,356	8,914
Total stockholders’ equity	35,352	27,417	18,321	16,711	13,948
Total liabilities and stockholders’ equity	269,530	192,741	139,433	115,613	104,197

Average interest-bearing liabilities (9)	144,300	97,879	76,418	65,553	64,688
Average non-interest-bearing liabilities (9)	56,825	46,679	38,694	30,577	26,947
Total average stockholders’ equity (9)	31,729	22,140	17,739	15,324	12,906
Total average liabilities and stockholders’ equity (9)	232,854	166,698	132,851	111,454	104,541

(8) Includes restricted cash in the amount of R$ 89 million, R$ 144 million, R$ 44 million, R$ 292 million and R$ 102 million as of December 31, 2007, 2006, 2005, 2004 and 2003, respectively. See note 17(h) to the consolidated financial statements.
(9) See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.
(10) Common shares issued, no par value: 1,253,000,512 as of December 31, 2007; 1,211,926,840 as of December 31, 2006; 1,211,926,840 as of December 31, 2005; 1,213,751,060 as of December 31, 2004 and 1,227,036,700 as of December 31, 2003. As of December 31, 2007, 2006, 2005, 2004 and 2003, we held 10,265,646; 9,993,446; 8,775,646; 1,266,200 and 11,102,440, respectively, of those shares in treasury. 1,000,000,000 shares authorized as of December 31, 2007, 2006, 2005, 2004 and 2003. Quantity of shares has been retroactively restated to reflect the reverse stock split effected on April 28, 2004, and the stock splits effected on August 22, 2005 and October 1, 2007.
(11) Preferred shares issued, no par value: 1,190,991,928 as of December 31, 2007; 1,190,991,928 as of December 31, 2006; 1,053,955,740 as of December 31, 2005; 1,097,955,740 as of December 31, 2004 and 1,097,955,750 as of December 31, 2003. As of December 31, 2007, 2006, 2005, 2004 and 2003, we held 36,675,620; 39,562,280; 49,088,000; 45,019,600 and 35,013,420, respectively, of those shares in treasury. 1,000,000,000 shares authorized as of December 31, 2007, 2006, 2005, 2004 and 2003. Quantity of shares has been retroactively restated to reflect the reverse stock split effected on April 28, 2004, and the stock splits effected on August 22, 2005 and October 1, 2007.
(12) Other stockholders’ equity includes treasury stock, additional paid-in capital, accumulated other comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Profitability and performance
Net interest margin (13)	11.0	12.3	12.2	11.6	12.6
Return on average assets (14)	3.2	3.5	4.1	4.2	3.1
Return on average equity (15)	23.6	26.6	30.7	30.2	25.4
Efficiency ratio (16)	49.3	51.2	53.2	56.7	60.1

Liquidity
Loans and leases as a percentage of total deposits (17)	150.4	141.3	115.7	111.5	105.3

Capital
Total equity as a percentage of total assets (18)	13.1	14.2	13.1	14.5	13.4

(13) Net interest income divided by average interest-earning assets. See “Item 4B. Business Overview - Selected Statistical Information - Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.
(14) Net income divided by average total assets. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.
(15) Net income divided by average stockholder’s equity. See “Item 4B. Business Overview - Selected Statistical Information - Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.
(16) Salaries and employee benefits, administrative expenses, other non-interest expense (except expenses with respect to the social integration program (Programa de Integração Social), or PIS, the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or COFINS, and tax on services (Imposto sobre Serviços), or ISS), amortization of intangible assets plus depreciation of premises and equipment as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and on capitalization plans, trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income less insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and taxes (consisting of ISS, PIS and COFINS).
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

Resolution No. 3,265 by the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, dated March 4, 2005 (modified by Resolution No. 3,311, dated August 31, 2005 and by Resolution No. 3,356, dated March 31, 2006, by the CMN), consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and some of them are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated.

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

As of December 31, 2007 and June 24, 2008, the commercial market rate for purchasing U.S. dollars was R$ 1.6046 to US$ 1.00 and R$ 1.6046 to US$ 1.00, respectively.

The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713

Source: Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High
January 2008	1.7414	1.8301
February 2008	1.6715	1.7681
March 2008	1.6700	1.7491
April 2008	1.6575	1.7534
May 2008	1.6294	1.6949
June 2008 (through June 24)	1.6042	1.6428

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

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which may adversely affect us and the market price of our preferred shares and ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect us and the market price of our preferred shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 5.7% in 2005, 3.14% in 2006, 4.46% in 2007 and 5.58% in the last 12 months ending in May 31, 2008, as measured by the Consumer Price Index (Índice de Preços ao Consumidor-Amplo), or IPCA, as calculated by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. Certain government actions taken to combat inflation, had in the past significant adverse effects on the Brazilian economy. These measures have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the basic interest rate, the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, or the SELIC rate, which is the base interest rate established by the Central Bank, could adversely affect us by reducing demand for our credit, increasing our cost of funds and increasing the risk of customer default to the extent these effects are not offset by increased margins. Decreases in the SELIC rate could also adversely affect us by decreasing the interest income we earn on our interest-earning assets and lowering margins.

Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may harm our business or adversely affect the market price of our preferred shares and ADSs.

Exchange rate instability may adversely affect the Brazilian economy and the market price of our preferred shares and ADSs.

The Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Since 1999 Brazil has adopted a floating exchange rate system with sporadic interventions of the Central Bank buying or selling foreign currency. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar 34.7% in 2002. Although the real has appreciated 58.8% against the U.S. dollar from October 22, 2002 through May 30, 2008 there can be no assurance that the real will not depreciate in relation to the U.S. dollar again. As of December 31, 2007, the U.S. dollar-real exchange rate was R$ 1.7713 per US$1.00. As of June 24, 2008, the U.S. dollar-real exchange rate was R$ 1.6046 per US$1.00.

In addition, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. If the Brazilian currency is devalued, we will incur gains on our assets denominated in or indexed to foreign currencies, and, on the other hand, we will incur losses on our liabilities denominated in or indexed to foreign currencies. In 2007, we sought to maintain a neutral position in relation to our foreign currency exposure through investments in subsidiaries in foreign countries. To this end, for tax purposes, we used taxable or deductible derivatives, which were different from the translation gains or losses that are not taxable or deductible in Brazil. Our policy was to attain a neutral position in relation to our foreign currency exposure after the taxation effect. Although we seek to maintain a neutral position in relation to our foreign currency exposure, there can be no assurance that we will be able to do so in the future.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares and ADSs.

The market value of securities of Brazilian companies can be affected to varying degrees by economic and market conditions in other countries, including Latin American and other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our preferred shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risk Factors Relating to Us and the Banking Industry

Changes in regulation may adversely affect us.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

•  minimum capital requirements;

•  compulsory and/or reserve deposits requirements;

•  funding restrictions;

•  lending limits and other credit restrictions; and

•  accounting and statistical requirements.

The regulatory structure governing Brazilian financial institutions is continuously evolving. The amendment of existing laws and regulations or the adoption of new laws and regulations could adversely affect our ability to provide loans, make investments or render certain financial services.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have an adverse effect on us.

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

The increased competition may adversely affect us by, among other things, limiting our ability to increase our customers’ base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and increasing competition for investment opportunities.

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

•    a portion of compulsory deposits must be held in Brazilian federal government securities; and

•    a portion of compulsory deposits must be used to finance government programs, including a federal housing program and rural sector subsidies.

Our compulsory deposits for demand deposits, savings deposits and time deposits were R$ 17.2 billion as of December 31, 2007. Any increase in the compulsory deposits requirements may reduce our ability to lend funds and make other investments and, as a result, may adversely affect us. For more detailed information on compulsory deposits, see “Item 4B. Business Overview – Selected Statistical Information – Central Bank Compulsory Deposits.”

Exposure to Brazilian federal government debt could have an adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2007, approximately 5.2% of our total assets, and 24% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Our controlling stockholder has the ability to direct our business and affairs.

Itaúsa – Investimentos Itaú S.A., or Itaúsa, our principal stockholder, currently owns directly and indirectly 85.6% of our shares of common stock and 43.9% of our total capital stock. See “Item 7A. Major Stockholders.” As a result, Itaúsa has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

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

Risks Relating to the Preferred Shares and the ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. We have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations, however, the recent crisis in the United States subprime market may expose us to risk, as a result of a greater volatility in the Brazilian securities market. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 43.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2007. The top ten stocks in terms of trading volume accounted for 51%, 46.4% and 41.5% of all shares traded on the BOVESPA in 2005, 2006 and 2007, respectively.

The preferred shares and ADSs generally do not have voting rights.

Under Brazilian Corporate Law and our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our stockholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights. For more information on the exercise of your rights, see “Item 10B. Memorandum and Articles of Association – Preemptive Rights on Increase in Preferred Share Capital.”

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As a holder of ADSs, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares. If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

ITEM 4 INFORMATION ON THE COMPANY

4A. History and Development of the Company

The Company

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

Since 1973 we have operated through Banco Itaú S.A. In 2006, we were the second largest private bank in Brazil, in terms of assets, according to the 2007 edition of Valor 1000, a magazine published yearly by Valor Econômico, a Brazilian business periodical. As of December 31, 2007, we were the second largest private bank in Brazil in terms of market capitalization, according to the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA.

Itaú Holding's majority ownership is held by Itaúsa - Investimentos Itaú S.A., or Itaúsa, a holding company controlled by the members of the Egydio de Souza Aranha family.

Itaú’s name as stated in its certificate of incorporation is Banco Itaú Holding Financeira S.A., which is also the name that Itaú uses in its operations to identify itself. We are organized for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

Recent Developments

There are no material recent developments to be disclosed.

Capital Expenditures

See “Item 5B. Liquidity and Capital Resources – Redeemable Preferred Shares – Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview – Selected Statistical Information” for additional information relating to our business.

4B. Business Overview

Our four principal categories of operations are (i) banking (including retail banking through Banco Itaú, corporate and investment banking through Banco Itaú BBA S.A., or Itaú BBA, and consumer credit to non-account holding customers through Itaucred), (ii) credit cards, (iii) asset management and (iv) insurance, private retirement plans and capitalization plans, a type of savings plan. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle-market companies and large corporations.

As of December 31, 2007 (except as otherwise indicated), we also had the following positions in the Brazilian financial services industry:

•	the fourth largest insurance group based on written premiums, excluding health insurance and Free Benefit Generating Plan – Life (Vida Gerador de Benefícios Livres), or VGBL, according to SUSEP,

•	the largest private manager of pension fund assets in Brazil, in terms of assets under management, according to ANBID,

•	the largest manager of private bank client assets, according to ANBID,

•	the largest mutual fund manager among private-sector banks in Brazil, in terms of assets under management, according to ANBID,

•	the largest leasing company in Brazil in terms of present value of lease operations, according to ABEL, and

•	the largest provider of securities services to third parties, according to ANBID.

In addition, the brand name “Itaú” was rated the most valuable brand name in Brazil by Interbrand in 2007, a consulting company specialized in the value of business brands worldwide. We were recognized as the most admired company in Brazil by TNS InterScience and Revista Carta Capital, a Brazilian business magazine, in the retail and private pension segments. Itaú Holding was also recognized as the best Latin American bank, the best Brazilian bank and the best Brazilian private bank by Euromoney magazine and the most sustainable and ethical bank in Latin America by Latin Finance/Management & Excellence magazine.

Our Ownership Structure

Itaú Holding is a financial holding company controlled by Itaúsa, which controls one of the largest private business groups in Brazil. Itaú Holding was ranked the second largest private bank in Brazil, in terms of net income and the first in terms of stockholders’ equity, according to the 2007 edition of Valor 1000. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family and owns directly 85.6% of shares of our common stock. See “Item 7A. Major Stockholders.” Itaúsa holds equity interests in several companies active in the financial and real estate industries, as well as the lumber, ceramic, chemical and electronics industries. The total annual revenues of Itaúsa were R$ 56.4 billion, R$ 51.7 billion and R$ 39.5 billion in 2007, 2006 and 2005, respectively. Its major companies in terms of revenues are Itaú Holding and its subsidiaries operating in the financial and insurance areas, Duratex S.A. in the wood and ceramics industry, Itautec S.A. in the electronics industry, Elekeiroz S.A. in the chemical industry and Itaúsa Empreendimentos S.A., a small business in the real estate industry. The Egydio de Souza Aranha family beneficially owns 60.8% of shares of our common stock and 17.3% of shares of preferred stock of Itaúsa. The shares of common stock and preferred stock of Itaúsa are traded on the BOVESPA.

Our Competitive Strengths

Our main competitive strengths are our extensive branch network in key economic areas, our ability to historically maintain high return levels to our stockholders, and to obtain quick synergy gains on business combinations, our strong vehicle financing activities and, strong presence in the corporate segment and our focus on cost control.

Extensive Branch Network in Wealthier and Key Economic Geographic Areas

Itaú’s extensive branch network while national in scope, is strategically concentrated in Southeast Brazil, the country’s wealthiest region, accounting for more than 56.5% of the Brazilian gross domestic product, or GDP, in 2007. By year-end 2007, we had a wide branch network in the States of Rio de Janeiro, Minas Gerais, Paraná, Goiás and São Paulo, representing, in the aggregate, approximately 83% of the total branches of Itaú. As of December 31, 2007, Itaú’s branch network represented 13.9% of the Brazilian branch network, including state-owned banks, according to the Central Bank. Itaú’s strategic extensive branch network in wealthier and key economic areas gives it a strong presence in Brazil and competitive advantage to offer its services to a broad range of customers and profit from selective market opportunities.

In Argentina, Itaú’s branch network is concentrated in the Buenos Aires region which, from an economic point of view, is the most important in that country. The branch network of the recent acquisitions in Chile and Uruguay are concentrated in the most relevant economic areas of these countries, in particular Santiago and Montevideo, respectively. Itaú’s branch network in Argentina, Chile and Uruguay strengthens its operations outside of Brazil and places it in a unique position to take advantage of opportunities in these markets and provide better local services to customers.

Ability to maintain high return levels under different economic scenarios

Over the few past decades, we have been able to improve our capacity to generate value to our stockholders under different economic scenarios. Although Brazil underwent significant macroeconomic changes, we succeeded in following a steady operating growth path expanding our market share and increasing our total assets, capital base and return on operations. In 2007, the average annual price of our shares appreciated by 26.6%. Considering the five past years, ended in 2007, returns earned by our investors reached 39.6% on average, compared to 35.9% per year for the BOVESPA Index, or Ibovespa. Furthermore, total assets have shown consistent growth, increasing from R$98.2 billion in 2002 to R$279.6 billion in 2007, as evidence of the strength of the investment and growth policies adopted in this period.

Ability to Obtain Quick Gains of Synergy on Mergers, Acquisitions and Joint Ventures

After 15 years of growth based primarily on mergers, acquisitions and joint ventures, we have developed the expertise and ability to obtain quick gains of synergy resulting from these business combinations. Throughout this period, we have expanded our ability to deal with different corporate cultures and have enhanced our capability of spreading the values of Itaú and each of the target companies. We focus on the potential that the strategic alliance has to generate value to our stockholders. We believe that we have gained experience and knowledge to adequately assess a potential acquisition, make the decision of acquiring the target and effectively integrating it into our operations.

Strong Vehicle Financing Activity

We are the market leader in vehicle financing transactions, with approximately 25.4% market share and a vehicle financing and leasing portfolio of approximately R$30.7 billion in 2007. We carry out transactions through three different channels of distribution totaling more than 16,000 certified points of sale: dealerships, multi-brand dealerships and stores that sell trucks and other heavy vehicles. In 2007, Itaucred Veículos, our business unit for vehicle leasing and financing, began financing transactions of motorcycles and by year-end 2007 it had specific platforms operating in São Paulo, Campinas and Belo Horizonte. The implementation of these platforms on a national scale will occur throughout the year of 2008.

Strong Presence in the Corporate Segment and Investment Banking

Since 2003 we have strengthened our presence in the corporate segment and investment banking through our subsidiary Itaú BBA. We have increased our investment banking activities to provide our customers with specialized services in merger, acquisition, association and joint venture transactions. Itaú BBA plays an active and important role in public and private equity offerings having achieved the amount of R$18.5 billion as lead underwriter and distributor of initial public offerings and the amount of R$3.2 billion in subsequent public offerings during 2007, a significant increase compared to R$7.3 billion in 2006. Itaú BBA was ranked in third place in public and private equity offerings according to Thomson's, with a market share of 10%. In 2007, Itaú BBA participated in offerings of debentures and promissory notes totaling R$18 billion. With respect to Funds for Investment in Credit Rights, or FIDC, Itaú BBA participated in operations that totaled R$1.7 billion. According to ANBID, in December 2007 Itaú BBA was the first investment bank in the origination and distribution of fixed income operations and FIDC, with a market share of 24% and 27%, respectively. In the equity market, Itaú BBA was ranked in fourth place according to ANBID, with a market share of 8%. The volume of receipts and payments related to services of cash management increased 54% in 2007 when compared to the previous year.

Focus on Cost Control

Over the past few years, we have enhanced our focus on streamlining and controlling administrative costs. We have accomplished significant cost reductions as a result of efforts to review and redesign processes. We have consistently invested in technology tools, developing user friendly systems to our customers. The growth of self-service transactions (i.e., transactions that do not require our employee’s help) through the Internet and other means has increased our cost control. From 2002 to 2007, self-service transactions increased 67.7% totaling approximately 3.5 billion transactions in 2007. In addition, we receive and process all of the vehicle financing and leasing proposals through the Internet granting credit to our customers in a safe and fast process. A further indicator of the focus on cost control is the improvement of the efficiency ratio by 1,080 basis points in December 2007 compared to the same period of 2003, from 60.1% to 49.3%. We believe that our constant pursuit of excellence in processes and cost control has generated value to our stockholders and contributed to strengthen our competitive position.

Our Strategy

Expand Our Customers’ Base

We believe that the banking industry in Brazil has a significant growth potential because of the relatively small portion of the Brazilian population that has gained access to banking services. We intend to take advantage of this growth opportunity by expanding our branch network which, over the past five years ended in 2007, went from 2,314 to 2,764 branches, representing approximately 14.1% of the Brazilian branch network. Also, we intend to continue to expand our customers’ base by enhancing our banking services to the lower-income population. In 2007, there were 766 Taií branches and 315 points of electronic service totaling 6.1 million customers, an increase of 22.7% compared to 2006. We also seek to continue taking advantage of, and enhancing our focus on, public employees and private sector employees whose salaries are deposited with our institution. We intend to develop closer relationships with these customers by cross-selling new products and offering additional services to them. In addition, we believe that the expansion of our activities in Argentina, Chile and Uruguay expand our customers’ base in these countries.

Expand Our Credit Portfolio

Over the past few years, we have focused on opportunities related to the increasing demand for credit in Brazil. The credit/GDP ratio increased from 26.7% in 2001 to 34.8% in 2007, although still below other countries. We intend to profit from the increased demand for credit in Brazil. To this end, we will seek to continue to significantly increase the volume of funds allocated to loans and financing transactions, while investing in the development of new credit products and improving portfolio management tools to steadily improve our risk profile. As a result of this strategy, credit transactions as a percentage of total assets increased considerably, from 34.8% in 2002 to 42.2% in 2007 and our market share grew by 100 basis points during 2007 reaching 12.1%. The vehicles financing segment was one of our most prominent operations in 2007 with a significant portfolio growth totaling R$ 30.7 billion, an increase of 66.7% compared to 2006. In the credit card segment, we had 14.8 million credit cards and we maintained our leadership position in 2007, with total billing of R$ 41.4 billion, corresponding to a market share of 22.6%. The loans portfolio of Itaú BBA grew R$ 5.7 billion in 2007, representing an increase of 19.7% compared to 2006. We also believe that the home mortgage credit market in Brazil will develop significantly in the medium term and we intend to profit from this market opportunity. Favorable economic environment and investments in the real estate industry have enabled us to achieve a record performance in the amount of R$ 2.4 billion in operations with individuals and companies, an increase of 164% compared to 2006. Furthermore, our partnership with Lopes Imobiliária, the country's largest real estate brokerage company enables us to take advantage of the real estate market. In addition, home mortgage credits establish a long-term relationship with customers and we intend to profit from cross-selling opportunities offering other products and services to these customers. We also intend to benefit from the expertise of our Chilean branches in home mortgage credits to improve our operations and knowledge in this area.

Offer New Products and Services

Our core business is retail banking and we focus on our customers’ needs and preferences, thereby increasing the number of new products and services offered to them. We increased the average number of products sold to individual retail customers from 3.7 to 5.1 during the period between 1997 and 2007. In addition, we believe that we can profit from cross-selling opportunities in our customers’ base, particularly in the base composed of account holding customers from companies that we acquired in recent years through strategic alliances.

Grow by Acquisitions and Strategic Alliances

One of the major elements of our growth strategy is the acquisition of banks, financial companies, insurance companies, mutual funds and asset portfolios in Brazil and abroad. We consistently monitor market opportunities. Over the past few years, we carried out a number of acquisitions of banks and financial companies, in particular the acquisition of BankBoston operations in Brazil, Chile and Uruguay, in 2006 and 2007. In addition, the acquisition of banks and customer portfolios contributed to the 285.1% growth in the volume of assets under our management, from R$52.3 billion in December 2002 to R$201.4 billion in December 2007. We also formed various strategic partnerships in order to improve the access to new markets and reach new customers. In 2007, we entered into a joint-venture agreement with Lopes Imobiliária to profit from the expected development of the Brazilian real estate mortgage market and we also purchased the portfolio of private banking clients of the BankBoston’s operation in Latin America. We carry out all of these transactions with the purpose of enhancing our position in the credit card, home mortgage, private banking and vehicles financing markets.

We expect that acquisition opportunities will continue to emerge, both in Brazil and abroad, and we believe that our experience and knowledge will be key to our successful implementation of this strategy.

Expand Our Activities in Argentina, Chile and Uruguay

With the acquisitions of BankBoston operations in Chile and Uruguay, we have expanded our international footprint and intensified our operations in South America. We have been active in the Argentine market since the late 1970’s when we opened our first branches in that country. We subsequently strengthened our position in Argentina by the incorporation of Banco Itaú Argentina S.A. in the mid-1990’s and the acquisition of Banco del Buen Ayre S.A. in 1998, and later by the formation of Banco Itaú Buen Ayre S.A., or Banco Itaú Buen Ayre, with a total of 79 branches in Buenos Aires and in other Argentine cities in March, 2008. Our operation in Chile has grown significantly with an expansion of 29.7% of our credit portfolio in 2007 in that country. In March 2008, we had 60 branches in Santiago and in other Chilean cities. In Uruguay our credit card operation (Oca Casa Financiera S.A., or OCA) maintained the leadership of the market, with approximately 43% of market share. Given the expansion of our presence in South America, we intend to continue to take advantage of opportunities arising from the increasing integration of Latin-American economies, as well as the increased demand for financial products and services in these markets.

Expand Our Activities in the Insurance, Private Retirement Plans and Capitalization Areas

In recent years, we have intensified our operations in the fast-growing areas of insurance, private retirement plans and capitalization. Private retirement products, in particular VGBL and Free Benefit Generating Plan (Plano Gerador de Benefício Livre), or PGBL (retirement plans), have been growing fast. New deposits of the private retirement plans reached R$ 5.3 billion in 2007, an increase of 20.2% compared to 2006. We intend to continue to take advantage of this growth trend and increase the penetration of these products in our account holding customers’ base.

Operations

The table below presents revenues in U.S. GAAP from each of our three business areas for each of the years ended December 31, 2007, 2006 and 2005:

	(in millions of R$)
	2007	2006	2005
Banco Itaú (1)	20,129	17,993	13,766
Interest income from loans and leases	14,415	12,838	9,080
Fee and commission income	5,714	5,155	4,686
Itaú BBA	2,105	1,941	1,812
Interest income from loans and leases	1,750	1,664	1,656
Fee and commission income	355	277	156
Itaucred	8,241	6,020	4,131
Interest income from loans and leases	6,560	4,715	3,268
Fee and commission income	1,681	1,305	863

(1) Including retail for all years presented. Information for the years ended December 31, 2007, 2006 and 2005 includes revenues from corporate banking activities which have not yet been transferred to Itaú BBA.

 We mainly carry out our business activities in Brazil. We do not break down our revenues by geographic market within Brazil. Our revenues consisting of interest income from loans and leases, fee and commission income and insurance premiums, income on private retirement plans and capitalization plans are divided between revenues earned in Brazil and abroad. The information in the table below is presented after eliminations on consolidation.

	(in millions of R$)
	2007	2006	2005
Interest income from loan and leases	22,725	19,217	14,004
Brazil	20,436	18,143	13,236
Abroad	2,289	1,074	768
Fee and commission income	7,750	6,737	5,705
Brazil	7,495	6,642	5,635
Abroad	255	95	70
Insurance premiums, income on private retirement plans and on capitalization plans	3,500	3,479	2,681
Brazil	3,500	3,479	2,681
Abroad	-	-	-

 The table below presents revenues abroad by business categories for each of the years ended December 31, 2007, 2006 and 2005:

	(in millions of R$)
	2007	2006	2005
Itaú - Banking	1,566	683	461
Argentina	205	159	126
Chile	539	-	-
Uruguay	323	-	-
Other companies abroad (1)	499	523	335
Itaú BBA	915	475	366
Other companies abroad (1)	915	475	366
Itaú - Credit Card	63	11	11
Argentina	11	11	11
Uruguay	52	-	-

(1) Includes Banco Itaubank S.A. - Nassau Branch and Líbero Trading International Ltd. (Cayman); Banco Itaú S.A. - Grand Cayman, New York and Tokyo Branches; Banco Itaú Holding Financeira S. A. - Grand Cayman Branch, Peroba Ltd. and Banco Itaú-BBA S.A. - Nassau Branch, Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. and AKBAR - Marketing e Serviços, Ltda (dissolved in August 31, 2006).

Banco Itaú Holding Financeira S.A.

Overview

We provide a broad range of banking services to a diversified customers’ base of individuals and corporate customers. We provide these services on an integrated basis through Itaú, Itaú BBA and Itaucred.

Within banking operations, we have created three segments, each of which specializes in a different type of customer. These areas are:

• Retail Banking, through Itaú, comprising:

•     Retail banking (individuals and very small businesses)

•     Personnalité (high income individuals banking)

•     Private bank (wealthy individuals)

•     Small business banking (UPJ, or Unidade de Pessoa Jurídica)

•      Middle-market banking (medium-sized businesses)

• Corporate clients and investment banking, through Itaú BBA

• Consumer credit to non-account holding customers, through Itaucred

These specialized areas enable us to provide our customers with customized banking products and services, which we believe enhance our competitive position in each of these areas.

Banco Itaú S.A.

Itaú provides services mainly in the following areas:

• Retail banking

• Public sector

• Personnalité

• Private bank

• Small business banking

• Middle-market banking

• Credit cards

• Asset management

• Institutional

• Securities services for third parties

• Brokerage

• Insurance, private retirement plans and capitalization products

Retail Banking

Our core business is retail banking, which mainly serves individuals and, to a lesser extent, very small business customers.

Our retail business is a key source of funding and a significant interest and fee income generator for Itaú. Through our extensive branch network, we provided services to more than 12.7 million customers as of December 31, 2007. Our margins from these operations surpass the middle-market, corporate customers and credit operations.

Retail customers are divided in the following categories:

•     Individual customers (who are sub-divided based on a relationship scoring system);

•    Customers with account management (who have an annual income between R$ 38,400 and R$ 60,000) and;

•    Very small business customers (annual revenues below R$ 500,000).

Our goal in our retail business is to be customer-focused, as our retail customers are potential users of all of our banking products and services. We are engaged in promotional activities through which we offer specific new products and services to existing customers who we believe would benefit from these products. Based on the customer’s profile, we determine what marketing and distribution channels strategies are likely to be the most effective ones. We use our retail system as an all-inclusive distribution channel for all our products and services. Thus, unlike some of our competitors, we offer credit cards, property, accident and life insurance, automobile credit loans, private retirement plans, asset management and capitalization plans in our branches through the same employees who provide services to customers to meet their traditional banking needs.

The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float”, the net income earned by banks on non interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. At the same time, low inflation allowed for more consumption and personal borrowing.

Approximately 5% of our retail credit to individual customers consists of overdrafts on checking accounts, which provides us with a higher spread than the average rate of our loan portfolio. We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not insured. In addition, we extend consumer credit loans for the purchase of vehicles. We generally require that these loans have as collateral the financed vehicle. Our consumer credit loans for purchases in general mature from 12 to 18 months, and our consumer credit loans for the purchase of motor vehicles mature from 24 to 60 months. Our loans to individual customers and customers with account management totaled approximately R$ 62 billion as of December 31, 2007, or approximately 54% of our total loan portfolio.

Very Small Business Customers

At the end of 2005, we had set up 150 units in the city of São Paulo to provide specialized services to companies with annual revenues below R$ 500,000. In 2006, we expanded our services to over 80 locations throughout the interior of the State of São Paulo, followed by 94 additional units in the State of Rio de Janeiro.

The managers of these units are trained to offer customized solutions and provide detailed counseling on all products and services to customers as well as to very small and small companies. We intend to profit from the largely unexplored business potential of this segment by meeting the needs of these companies and their owners, particularly with respect to management of cash flow and credit facilities. In 2007, we expanded into the States of Minas Gerais and Paraná, bringing the total number of managers to 700 and the number of customers served to 220,000. Credit facilities increased, in general, by approximately 45%.

In 2008, we plan to expand our services to the States of Rio Grande do Sul, Bahia and Goiás, serving up to 313,000 customers, and bringing the total number of managers to 945. We also expect to increase credit facilities by approximately 60%.

Public Sector

We were one of the pioneers among the private banks to operate in the public sector business. We were also the pioneer in conducting the first operation of royalties anticipation to a state government made by a private bank. Our public sector business has a structure dedicated exclusively to all areas of the public sector, including federal, state and municipal levels of the Executive, Legislative and Judicial branches. To service this segment, we use platforms that are separated from the retail banking branches, with exclusive teams of specially trained managers who offer customized solutions in tax collection, exchange services, administration of public agency assets, payments to suppliers, payroll for civil servants and retiring of duties. As a result of the use of these platforms, we have a significant amount of business in this segment, particularly in those states where we acquired privatized, previously state-owned, financial institutions.

In 2007, our public sector business conducted a detailed study on our customers’ businesses, focusing on the bidding, public budget, fiscal responsibility law and other areas. As a result of this study, we implemented initiatives that strengthened our strategy of sustainable growth, based on generating and maintaining customer loyalty by offering a complete set of financial products and services to customers of the public sector through the convenience of the Itaú service network.

Itaú Personnalité

We were one of the pioneers in the Brazilian banking industry to provide a personalized treatment to high-income individuals (individuals who earn more than R$ 5,000 per month and have investments in excess of R$ 50,000). Since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

Personnalité’s value proposition consists in offering (1) an advisory service by the Personnalité managers, who understand the specific needs of these customers, and (2) a large portfolio of exclusive products and services, which are available through a dedicated network located in the main Brazilian cities, which is composed of exclusive and sophisticated branches. Our Personnalité customers may also use Itaú’s branches network and Itaú Automated Teller Machines, or ATMs, throughout the country.

Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment. In 2006, with the acquisition of BankBoston’s operations in Brazil, Personnalité consolidated its leadership in the high-income individuals market.

Through an exclusive network of 163 branches, Personnalité’s customers’ base reached 434,000 as of December 31, 2007, representing R$ 58.1 billion in assets under management, deposits and other accounts.

Private Bank

Itaú Private Bank is the leading Brazilian bank in the private banking industry, providing financial advisory services to approximately 17,000 Latin-American customers. Our 516 employees are focused on offering financial consulting services to customers with at least US$ 250,000 in assets available for investment. In addition, our customers have a full range of traditional banking products and services available.

Financial advisory services are provided by teams of experienced private bankers, supported by wealth management specialists, who recommend the most appropriate solutions for each individual risk profile. Local market products include time deposits, mutual funds, treasury products and brokerage. We serve our customers’ needs for offshore private banking through two independent institutions that are fully dedicated to international private banking and are controlled by Banco Itaú Europa: Banco Itaú Europa Luxembourg and Banco Itaú Europa International, located in Miami. Banco Itaú Europa International was the result of the acquisitions of BankBoston International and the ABN Amro private banking operations in the United States. Banco Itaú Europa International has customers from Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and a few other countries.

We manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each customer. Portfolios may include mutual funds managed by other financial institutions in a totally open structure. Fees earned from our private banking customers are, in most cases, based on assets under management.

As of December 31, 2007, our private banking activity both in Brazil and abroad had assets under management equivalent to US$ 27.7 billion, including US$ 4.1 billion booked at Banco Itaú Europa Luxembourg and US$ 6 billion booked at Banco Itaú Europa International, Miami.

According to Euromoney magazine, for the fifth consecutive year, Itaú Private Bank was ranked among the five best private banks offering services and products to Brazilians. In the latest yearly survey prepared by Euromoney magazine with private banks and third party providers, Itaú Private Bank improved its rank from the fourth position, in 2007, to the second position in 2008 as the best provider of services and products in Latin America. We are the only private bank from emerging markets ranked among the fifteen best private banks in the world.

In 2007, as a recognition for its excellence in management, Itaú Private Bank was awarded the National Quality Award (Prêmio Nacional de Qualidade 2007), or PNQ, as the first and only private bank to have ever received this award. PNQ integrates a global network of performance excellence awards that includes the Malcom Baldridge National Quality Award and the European Quality Award.

Small Business Banking

Our relationship with small business customers has had a specific structure since 2001. We have 227 units located nationwide, and nearly 1,000 managers who work for over 140,000 companies with annual revenues from R$ 500,000 to R$ 6 million. In 2008, we plan to have 1,300 managers working for over 190,000 small business customers.

All our managers are certified by ANBID, and throughout the year they receive training to improve their knowledge, which allows them to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and especially rates, customized to their needs.

Since 2006, all new customer account openings underwent a stringent analysis procedure. In 2007, to strengthen our efficiency in this segment, we revisited our policy to improve approval of loans and repossession of collateral.

Loans to small businesses totaled R$3.1 billion as of December 31, 2007.

Middle - Market Banking

We maintain relationships with approximately 56,000 middle-market corporate customers that represent a broad range of Brazilian companies. Our middle-market customers are generally companies with annual revenues above R$ 6.0 million. We offer our middle-market customers collection services and electronic payment services. We are able to provide these services with a high level of efficiency for virtually any kind of payment, including Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We have over 700 managers specialized in the middle-market segment. These managers work from one of the approximately 150 specialized offices located at key office branches.

Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term. Our spreads on middle-market loans tend to be higher than the margins on our loans to corporate customers. Loans to middle-market customers totaled approximately R$ 12.3 billion as of December 31, 2007.

Credit Cards

Our main challenges in the credit card business are to increase the base of cardholders and improve our portfolio profitability. To this end, our credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of financial products and sales through different channels.

The acquisition of BankBoston’s operations in Brazil in September 2006 had a significant impact on our premium portfolio (high-income individuals). As a result, the number of cardholders of Itaú Personnalité’s doubled in 2007. In addition, Orbitall Serviços e Processamento de Informações Comerciais S.A., or Orbitall, a data-processing company established itself as an attractive service provider to banks and retail networks. Over 29 million cards were processed in 2007, an increase of 8% compared to 2006 (9.6 million cards are from outside customers).

For the year ended December 31, 2007, the card base of Banco Itaucard S.A., or Itaucard, was 14.8 million cards, of which 7.4 million was from Itaú’s account holding customers and the financial volume of the transactions was R$ 41.4 billion. We maintained the leadership with 22.6% of market share in terms of financial value of the transactions, according to the Brazilian Association of Services and Credit Cards Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS.

Asset Management

Since the acquisition of BankBoston operations in Brazil, in 2006, we have been the largest mutual fund manager among private-sector banks in Brazil, based on assets under management, according to ANBID. As of December 31, 2007, we had total net assets under management of R$ 184.9 billion on behalf of approximately 1.6 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBID, as of December 31, 2007 we were the largest manager of private bank client assets and the largest private manager of pension fund assets in Brazil, based on assets under management. As of December 31, 2007, we had R$ 120.4 billion of net portfolio assets under management for pensions, corporations and private bank customers.

Our fees are based on the average net asset value of the funds, which we calculate on a daily basis. Fees are generally in average of approximately 2.8% per year for retail customer-targeted funds and 0.2% to 0.5% per year for corporate customer-targeted funds. Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

We offer and manage 1,014 mutual funds (including funds acquired from BankBoston in Brazil), which are mostly fixed-income and money market funds. For individual customers, we offer 61 funds to our retail customers and 137 funds to our Itaú Personnalité customers. Private banking customers may invest in over 484 funds, including those offered by other institutions. Itaú capital markets executive area also provides customized mutual funds to institutional, corporate and private banking customers.

In December 2007, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its AM1 (bra) rating (the highest rating granted to an asset manager) for our asset management segment. We have been at the top rating category since July 2003.

Institutional

At the end of 2007, the mutual fund Itaú Excelência Social — FIES — awarded twenty non-governmental organizations focused on the development of educational projects. Each organization received approximately US$ 90,000.

FIES was launched in 2004 with the objective to offer an investment alternative in a mutual fund while meeting ethical and social purposes. Ethics is a key element on the selection of the companies of the portfolio, following protection principles of social responsibility: corporate governance, social practices and environment protection.

In addition, 50% of the fund’s management fee is directed to social projects focused on child, environmental and labor education, selected by the consulting council of the fund. The industry figures of December 2007 show that FIES is one of the leaders in its category in Brazil, with a market share of 36.2%. FIES offers to its investors an optimal combination of remarkable returns with a social commitment.

Securities Services for Third Parties

We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2007, we were ranked the top provider of securities services to third parties by ANBID. The market value of securities services as of December 31, 2007 was approximately R$ 2.1 trillion. As of the same date, we acted as transfer agent for 438 Brazilian companies. Among the companies listed on the BOVESPA, Banco Itaú has a market share of 60% as transfer agent. We were also the registered holder of debentures for 148 contracts.

Our broad range of products relates to both domestic and international custody. Our products include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, and providing trustee services, non-resident investor services, and acting as custodian for depositary receipt programs.

Our processing system and specialized staff of 597 employees manages more than 7,795 portfolios for mutual funds, institutional investors and private portfolios and approximately 7 million investor accounts of mutual funds and companies as transfer agent.

Brokerage

Itaú Corretora de Valores S.A., or Itaú Corretora de Valores has been providing brokerage services since 1965, with operations on BOVESPA, and on the Brazilian Futures and Commodities Market (Bolsa de Mercadorias e Futuros- BM&F), or BM&F.

Itaú Corretora de Valores has positioned itself as “the Brazilian specialist” with high quality research offering a wide range of financial products and displaying an extensive distribution capacity, covering from retail customers to domestic and foreign institutional investors.

We provide brokerage services to international customers through Itaú Securities Inc., our broker-dealer operations in New York, through Banco Itaú Europa London Branch and through our broker dealer in Hong Kong, Itaú Asia Securities Limited.

Itaú Corretora de Valores’ highlights in 2007 were:

•	First place in the number of investors in the retail segment - BOVESPA Award 2007;

•	First place in the ANBID ranking for the distribution of domestic fixed-income products in the Brazilian capital markets, with a total volume of R$ 4.2 billion and a market share of 23%;

•	First place in the ANBID ranking for the distribution of asset-backed receivables with a total volume of R$ 0.7 billion and a market share of 27%;

•
Participated in the distribution of nineteen equity public offerings led by Itaú BBA. The group was ranked number three in the ANBID ranking for the distribution of equity in the Brazilian capital markets with 8.1% market share;

•	Third place in the Institutional Investor’s “The 2007 All-Brazil Research Team”; and

•
Itaú Corretora was certified in four BM&F operational qualification programs (carrying broker, execution broker, retail broker and agro broker). These programs were launched by BM&F to provide economic and operational solidity to brokers in derivative markets.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2007, we were the forth largest insurance group in Brazil, based on written premiums, excluding health insurance and VGBL, according to SUSEP. As of December 31, 2007, our written premiums totaled approximately R$ 3.2 billion. We also carry out insurance operations, through our ownership of a 27.5% equity interest in AGF Brasil Seguros S.A., a general insurance company.

The main segments of our insurance business are life, automobile, homeowners and property for small and medium companies. Life insurance accounted for 33.2% of premiums written by Itaú Seguros S.A. and Itaú Vida e Previdência S.A and automobile, homeowners and property insurance for small and medium companies accounted for 34.4%, 5.6% and 7.2%, respectively, of premiums written by Itaú Vida e Previdência S.A., as of December 31, 2007. In addition, we offer customized policies to large companies sold by Itaú-XL Seguros Corporativos S.A.. We also retain a minor portfolio of health insurance policies.

Life

According to SUSEP we were the third largest insurance group in this segment, accounting for R$ 915 million of written premiums as of December 31, 2007, which represents a market share of 8.6%.

We sell almost all policies of this segment through our banking operations, representing 76% of total life premiums as of December 31, 2007. We also sell group life insurance for commercial and industrial companies, through independent local brokers, which corresponded to 18.2% of total life premiums as of December 31, 2007. In order to increase our activities in this segment we seek to improve management of our customers’ relationship to reduce the number of policy cancellations. We also seek to develop products tailored to the customer’s profile, who can either be an account holding customer, a customer who we contact through telemarketing, an internet customer, or an ATM or bank teller terminal user. In addition, we focus on offering loan payment protection insurance to cover loan operations of consumer products, such as vehicles, and other credit operations.

Property: Homeowners and Automobile

We are the market leader in property insurance to homeowners, with a market share of 19.1% and written premiums of R$ 155 million, as of December 31, 2007. We sell policies mainly through our banking operations, which corresponded to 87.5% of total premiums as of December 31, 2007, and through independent local brokers, which corresponded to 10.2% of total premiums as of December 31, 2007.

As of December 31, 2007, we had a 7% market share in automobile insurance with written premiums of R$ 946 million. We sell policies mainly through independent local brokers, which corresponded to 92.4% of total premiums as of December 31, 2007. In order to increase our market share in this segment, we seek to strengthen our relationship with independent local brokers, which are the most important distribution channel in this segment, sharing strategies with them to sell automobile policies to our customers. The increase in our market share will also contribute in obtaining scale gains and reducing operational costs.

Large Risks

In September 2006, we and XL Capital Ltd., one of the major insurance companies worldwide in the large risk segment, formed a new insurance company, Itaú XL Seguros Corporativos S.A., or Itaú XL, which carries out operations in the large risk commercial and industrial insurance markets in Brazil. We intend to increase our market share in the large risk segment through independent local brokers and through multinational brokerage firms.

We reinsure a portion of the risks we underwrite, particularly large property, marine and casualty risks that exceed the retention limits we have chosen within the limits of the regulations. Risks that exceed the retention limit must be assigned to Local/Admitted/Eventual Reinsures according to the Complementary Law 126 published on January 15, 2007 and the SUSEP regulation published on December 17, 2007.

Private Retirement Plans

In 2007, balances under investment contracts and liabilities for future policy benefits totaled R$ 21.3 billion an increase of 31.9% compared to 2006. This amount includes VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan providing annuity benefits.

In 2007, our reserves in corporate plans grew 8.7%, according to the National Federation of Private Retirement Plans and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI. Our assets in these plans totaled R$ 2 billion in December 2007.

As of December 31, 2007, we were the second largest private retirement plan manager in Brazil based on total assets, according to FENAPREVI. As of December 31, 2007, we had R$ 20.7 billion in assets related to our private retirement liabilities (including VGBL), an increase of 28.2% compared to 2006. We focus on managing open private retirement plans, which have been under public pension plan reform discussions and have experienced strong growth.

Capitalization Products

Capitalization products are savings account products generally requiring that a customer deposit a fixed sum with us, to be returned at the end of an agreed upon term, with accrued interest. In return, the customer enters into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2007, we had approximately 5.1 million capitalization plans outstanding with assets of R$ 1.1 billion. We distribute these products through our retail banking branches network, Itaú Personnalité branches and electronic channels such as the Internet and ATMs. We sell these products through our subsidiary Cia. Itaú de Capitalização. During 2007, sales of capitalization plans totaled approximately R$ 898.2 million. In this period, we also developed other products in order to reach lower income customers. We distributed over R$ 18.6 million in money prizes to 756 customers in 2007.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA offers a complete portfolio of products and services to the largest two thousand economic groups in Brazil through a team of highly qualified professionals.

Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services in mergers and acquisitions. These activities are fully integrated, which enables it to achieve a performance targeted at the best interest of its clients, irrespectively of the products and services it offers.

Throughout 2007 Itaú BBA consolidated its position as the main wholesale bank in Brazil because of the consistent growth of its investment banking activities; increased sophistication and innovation of structured and derivative transactions with higher value added; international expansion with emphasis on Itaú BBA’s participation in the structuring and development of large company markets in Argentina and Chile, as well as the ongoing development of cash management products and services.

In September 2007, we transferred to Itaú BBA 910 economic groups as part of the periodical re-evaluations of the profiles and perspectives of corporate customers of Itaú Holding. As a result, Itaú BBA’s customers’ base grew substantially consolidating a management model aimed at developing close relationships and an in depth knowledge of corporate customers.

Investment Banking

Itaú BBA has increased its capital markets operations, providing large corporations with alternative resources through fixed and variable income instruments.

In 2007, Itaú BBA participated in the distribution of debenture and promissory note transactions totaling R$ 18 billion, plus R$ 1.7 billion in FIDCs. According to the ANBID ranking, Itaú BBA was ranked first in fixed-income origination and FIDCs in 2007, with a market share of 24% and 27%, respectively.

As an initial public offering lead underwriter and distributor, Itaú BBA reached an amount of R$ 18.5 billion, plus R$ 3.2 billion in subsequent public offerings. Itaú BBA was ranked in third place according to Thompson’s, with a market share of 10%. In the mergers and acquisitions segment, Itaú BBA was ranked in fifth place in 2007 according to Thompson’s, with 18 transactions totaling R$13.3 billion.

Corporate Banking

The credit and co-obligations portfolio grew R$ 3.8 billion, representing an increase of 15% in 2007 compared to 2006. This increase includes the 910 economic groups that were transferred from us to Itaú BBA.

In 2007, there was also an increase in the volume of transactions in the derivatives market due to the greater volatility in both domestic and international markets, and a larger penetration of derivatives and more sophisticated products for corporate customers, consolidating Itaú BBA as one of the leaders in this market.

In addition, there was an expressive growth in 2007 in fund raising in the local market because of the financial liquidity experienced by a large portion of Brazilian companies and Itaú BBA’s fund raising strategy focused on the offering of long-term investments alternatives for its clients. The portfolio grew 76% in 2007 compared to 2006.

International Area

Itaú BBA focuses on the following products and initiatives in the international area: (1) câmbio pronto (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$ 45 billion in volume in 2007, an increase of 95% compared to 2006; and (2) structuring of long-term, bilateral and/or syndicated financing with other institutions. In addition, in 2007 Itaú BBA continued to offer a large number of lines of credit for foreign trade, having a total of approximately US$ 5.1 billion in lines of credit drawn from corresponding banks by year-end 2007.

Through Banco Itaú Buen Ayre, Itaú BBA consolidated its expansion in Argentina, as well as the process of strengthening corporate activities in Chile using Itaú Chile’s structure. Pursuant to our international expansion strategy, we are seeking excellence in dealing with corporate customers that are active in these two markets, regardless of the customers’ location.

The offer of a complete portfolio of products and services and customized solutions to clients placed Itaú BBA in an important position in the investment banking and corporate customer segment in 2007. Furthermore, the volume of receivables and payments related to Itaú BBA’s cash management services grew 54% in 2007 compared to 2006.

Finally, Itaú BBA was active in BNDES on-lending to finance large-scale projects, aiming at strengthening domestic infrastructure and increasing the productive capacity of various industrial sectors. In consolidated terms, total loans granted under BNDES on-lending represented more than R$ 2.7 billion for various projects and financings in 2007, corresponding to an increase of 77% in 2007 compared to 2006.

The on-lending of funds to large-scale projects is in compliance with the guidelines established by the Equator Principles, a set of socio-environmental policies that Banco Itaú and Itaú BBA adopted in 2004. This set of policies was launched at the end of 2007 and is used in credit granting processes to corporate customers when the transaction involves amounts equal to, or in excess of R$ 5 million.

International Operations

Banco Itaú Buen Ayre

The core business of Banco Itaú Buen Ayre is retail banking with approximately 201,000 customers in the Argentine middle and upper-income segment as of December 31, 2007, representing an increase of 18.5% in number of customers compared to December 31, 2006.

As part of its expansion plan, during the second quarter of 2007, Banco Itaú Buen Ayre increased its focus on small businesses and middle-market corporate segment. As a result of this effort, Banco Itaú Buen Ayre small business customers’ and middle market corporate customers’ base increased 48.6% in 2007 compared to 2006.

In addition, during 2007, Banco Itaú Buen Ayre made significant investments in the corporate banking segment. As a result, the amount of total assets was US$ 572 million as of December 31, 2007. Pursuant to Banco Itaú Buen Ayre’s expansion plan it intends to continue to strongly invest in the corporate banking segment.

Banco Itaú Buen Ayre, through its investment advisor, Itaú Asset Management maintains a strong position in the asset management local market with 9% of the mutual funds market, ranking third in volume of assets under management, with US$ 606 million in assets managed.

In accordance with accounting practices adopted in Brazil, Banco Itaú Buen Ayre had US$ 1.1 billion in assets, US$ 695 million in loans and leases operations, US$ 904 million in deposits and US$ 103 million in stockholders’ equity.

Banco Itaú Buen Ayre had one of the largest branch networks in Buenos Aires’s metropolitan area, consisting of 73 branches and a total of 79 branches in Argentina. Itaú Buen Ayre also has one of the largest ATM networks in Argentina, consisting of 202 ATMs; and 29 customer site branches. The Central Bank of Argentina has granted the permit for the opening of three new branches in strategic cities in Argentina. One of them, located in the city of Tucumán, which is already operative. The two other branches, one located in the city of Salta and the other one in Neuquén, a very important city in the Patagonia Region, are expected to be opened in the first semester of 2008.

During 2007, Banco Itaú Buen Ayre followed its strategic plan with the objective of placing Banco Itaú Buen Ayre among the most efficient banks in the financial industry in Argentina.

Banco Itaú Chile

Banco Itaú Chile started its official activities in Chile on February 26, 2007, when Bank of America transferred the operations of BankBoston Chile and Uruguay to us. This acquisition increased our presence in the Latin-American region and allowed us to enhance stockholder’s value.

As of December 31, 2007, Banco Itaú Chile had US$ 4.9 billion in assets, US$ 3.9 billion in loans and leases, US$ 2.9 billion in deposits, and US$ 415 million in stockholders’ equity. As of that same date Banco Itaú Chile ranked eighth place in local loans and leases market with a 3% market share and ranked fifth in number of demand deposits accounts in the private sector, with 76,248 customers.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business.

The retail segment focuses on the upper-income segment comprised of individuals that represent more than 15% of the total local Chilean market in terms of number of households, accounting for 60% of total revenues of Banco Itaú Chile. As of December 31, 2007, Banco Itaú Chile had 33 ATMs and 60 branches, of which 68% were located in Santiago.

Commercial banking offers a wide range of products to improve customer’s experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues between US$2 million and US$100 million.)

Global corporate banking offers local and international corporate finance capabilities such as syndications, private placements and securitizations. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing approach strategy. Treasury products such as foreign exchange, forwards and derivatives are a key part of this strategy.

Banco Itaú Chile offers different products to its customers through Itaú Chile Inversiones, Servicios Y Administración S.A. and Itaú Chile Corredor de Bolsa Ltda in Chile and provides services related to recovery (collection), securitization and stock brokerage.

Banco Itaú Uruguay

Banco Itaú Uruguay is one of the leading financial institutions in Uruguay. Local operation also includes the main credit card issuer OCA.

Banco Itaú Uruguay has a commercial strategy of serving a broad range of customers through customized banking solutions. As of December 31, 2007, Banco Itaú Uruguay had US$ 1,010 million in assets, ranking third based on assets volume among private banks in Uruguay. Funds under management totaled US$ 1.6 billion, of which US$ 835 million are deposits and US$ 743 million are custodies, and stockholders’ equity totaled US$ 85 million.

The retail banking business is focused on personal and small business customers, with more than 90,000 customers as of December 31, 2007. The core branches network is located in the metropolitan area of Montevideo with 14 branches. In addition, Banco Itaú Uruguay has one branch in Punta del Este and one in Tacuarembó. Banco Itaú Uruguay has a leading position in the debit cards segment of private banks (18.2% market share) and a distinguished role as a credit card issuer (mainly Visa), with 18.3% market share of credit card users in Uruguay. Retail products and services focus on the middle and upper-income segments, and also include checking and savings accounts, payroll payment, self-service areas and ATMs in all branches’ network, phone and internet banking.

Wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking unit is focused on providing services to both resident and non-resident customers, through a full portfolio of local and international financial market products.

OCA is the main local credit card issuer in Uruguay, with 42.1% of market share as of December 31, 2007. Credit cards and consumer finance are the main products offered by OCA to approximately 317,000 customers through 20 branches.

Other International Operations

These operations have the following objectives:

(1)	Support our customers in cross-border financial transactions and services:

The international areas of the group are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings.

The following units provide customer services: Banco Itaú BBA S.A. Nassau Branch (corporate banking business), Banco Itaú S.A. New York Branch, Banco Itaú S.A. Nassau Branch and Banco Itaú S.A. Grand Cayman Branch (focused on middle-market customers), Banco Itaú Buen Ayre S.A., Banco Itaú Chile S.A. and Banco Itaú Uruguay S.A. (focused on retail customers, international corporate banking and middle-market) and Banco Itaú S.A. Tokyo Branch (Brazilian retail customers living in Japan).

The Financial Service Agency in Japan granted a banking license to Banco Itaú on September 7, 2004, and our Tokyo branch started its operations in October of the same year. On December 23, 2006, we acquired the portfolio of customers and respective deposits of Banespa’s branch in Japan. The main purpose of the Tokyo branch is to offer a portfolio of services and products that satisfy the basic banking needs of Brazilians living in Japan.

(2)	Deal with proprietary portfolios and raise capital through the issuance of securities in the international market:

Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed out of Itaú’s Grand Cayman, Nassau and New York branches, or Itaú Bank Ltd. – a banking subsidiary incorporated in the Cayman Islands, or Banco Itaú Holding Financeira’s Cayman Branch, or Banco Itaú BBA’s Nassau Branch. Itaú’s Cayman Branch has issued subordinated debt which is treated as Tier 2 capital. For a description of Tier 1 and Tier 2 capital, see “Regulation and Supervision – Regulation by the Central Bank – Regulatory Capital Requirements”.

The proprietary portfolios are mainly held in Itaú Bank Ltd. (Cayman) and also Banco Itaú S.A. Grand Cayman Branch. These units also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Banco Itaú BBA S.A. Nassau Branch.

Through the international activities, the group establishes and monitors trade-related lines of credit from foreign banks, and maintains correspondent banking relationships (which are banks that maintain credit lines with us), with money centers and regional banks throughout the world and oversees our other foreign currency raising activities.

(3)	Participate in the international capital markets as dealers:

The group has international fixed-income desks in Brazil (Banco Itaú S.A.), New York (Itaú Securities Inc.), Lisbon and London (Banco Itaú Europa S.A.), Argentina (Banco Itaú Buen Ayre S.A.), and recently in Hong Kong (Itaú Asia Securities Ltd.). Our international fixed-income team is active in trading and offering emerging markets securities. In line with the strategy to become a non-stop market dealer, the Hong Kong desk started its operation in October 2006.

(4)	In addition, Itaú group is also present in Shanghai, servicing its clients in Asia, specially in China through Itaú BBA's Representative Office.

Trade Financing

For the year ended December 31, 2007, we financed approximately US$ 3.5 billion in trade transactions. Our trade financing activities focus on export, pre-export and import financing. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding as of December 31, 2007 was approximately US$ 1.6 billion.

Our export financing to larger corporate customers is generally unsecured, even though some transactions do require more complex guarantees, specially the ones originally structured to be syndicated.

We carry out import financing by extending credit and by issuing letters of credit. As of December 31, 2007, Itaú Holding had US$ 626 million in principal amount of import financing.

We are licensed by the Central Bank to trade in the foreign exchange markets. Our foreign exchange transactions are carried out subject to Central Bank limits on our overall daily position. These limits are intended to control the level of reais in the market and to limit foreign exchange speculation. In addition, we have internal credit limits on our foreign exchange contracts with other banks. For the year ended December 31, 2007, our total volume of foreign exchange transactions related to exports was approximately US$ 10.1 billion and our total volume of foreign exchange transactions related to imports was approximately US$ 7.8 billion.

Itaucred

Itaucred’s activities consist of transactions offered mainly to non-account holding customers. We created this segment as part of our core strategy of dividing our operations based on the specific needs of our several categories of customers. The operations of Itaucred consist of Taií’s operations, the association with Companhia Brasileira de Distribuição, or CBD, and Lojas Americanas S.A., or LASA, the investments in Banco Fiat and Intercap, the increase of participation in Banco Credicard S.A., or Credicard, and payroll deduction loans.

The consumer credit segment includes:

•      Automobiles: financing marketed outside the branch network;

•      Credit cards: credit cards for non-account holding customers; and

•      Taií: offers credit to low-income population and payroll deduction loans.

Automobile Financing

As of December 31, 2007, our portfolio of automobile financing, vehicle leasing and purchasing pools (consórcios) consisted of approximately 2,277,111contracts, of which approximately 76% were non-account holding customers. The portfolio of automobile financing and vehicle leasing grew 61% to R$ 30 billion in 2007 compared to 2006, representing a market share of approximately 25%. This strong performance maintains our market leadership in the segment.

The automobile financing sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers. According to the ABEL, as of December 31, 2007 we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance automobiles through 14,394 dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are usually granted from 10 minutes to one hour, depending on the credit history of the customer. Approximately 45% of our credit approvals are made instantaneously due to the development of credit scoring models that permit credit pre-approvals for our customers, which provides us with a very efficient tool and high credit approval performance. We capture and process all of the credit proposals through the Internet, which enables us to grant credit for dealers, customers and Itaú with security and efficiently.

In 2006, we consolidated the truck financing division nationwide. This division responds for approximately 6% of our vehicle financing and leasing portfolio.

In 2007, Itaucred Veículos opened a division in motorcycle financing. The commencement of the operation nationwide is expected to occur until August 2008.

In August 2007, Itaú acquired iCarros, an advertisement market place for the purchase and sales of vehicles.

Credit Cards – Itaucred Cards Channel (Canal Itaucred Cartões) (NDDA)

The organizational restructuring in Itaú’s Credit Card Division, as a result of Credicard’s split, has been concluded. The teams, processes, portfolios and marketing strategies are now integrated. For the year ended December 31, 2007, the card base and financial volume of transactions of Itaucred corresponded to 7.4 million cards and R$ 19.8 billion, respectively.

Taií

Itaú’s consumer credit business has been developed to attract low-income consumers and retail customers. The overall strategy is based on organic growth and a two-fold approach to strengthen customer franchise: proprietary network and joint ventures with two major Brazilian retailers, Lojas Americanas S.A. and Companhia Brasileira de Distribuição. The Taií joint ventures comprise the operations of Financeira Americanas Itaú, or FAI, and Financeira Itaú CBD, or FIC, which are partnerships with Lojas Americanas and CBD, respectively, where Itaú holds 50% of the equity interest. Taií has a medium-to long-term strategy based on a comprehensive coverage in terms of products/business segments and a single platform integrated to Itaú.

With less than three years, Taií has implemented the most widely spread sales network among financial companies in Brazil. The Taií sales force includes over 7,300 young employees and Taií is the first employer for 90% of its employees.

Taií’s loan portfolio maintained its growth trend in 2007, totaling R$ 1.9 billion, excluding payroll deduction loans, an increase of 56% compared to 2006. At the end of 2007, Taií had 6.1 million customers. This performance was driven by the following operations:

Financeira Itaú

Financeira Itaú, or FIT, Itaú´s proprietary network, continued to expand on a nationwide basis reaching 258 points-of-sale at the end of 2007, in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Espírito Santo, Bahia, Pernambuco, Goiás and Ceará. In 2007, the focus was on consolidating current operations and increasing its product portfolio and customers’ base activation. The loan portfolio totaled R$ 459 million, an increase of 60.9% compared to 2006.

Financeira Itaú CBD

In the third quarter of 2007, FIC introduced changes to its operational model, aiming at higher levels of efficiency and productivity, as well as cost reduction, by implementing electronic contact points in 315 stores. As a result, FIC is present in 545 CBD’s points-of-sale. The growth in FIC’s customers’ base arises from the offer of a large portfolio of products and services (personal loan under overdraft facilities, personal loan for low-income customers, insurance, private label cards, and co-branded credit cards) at the business units located at Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas stores. These products generated a portfolio of R$ 1.3 billion, a 55.1% increase compared to 2006. The last quarter of 2007 was characterized by a growth in the customers’ base with the co-branded card, as a result of our upgrade of a portion of private label cards, which significantly increased the volume of transactions both in and outside the stores.

Financeira Americanas Itaú

In 2007, FAI accounts totaled 1,000,000. The credit portfolio reached R$ 134 million, corresponding to 50% of the total volume, as FAI operations are consolidated into the Itaucred segment in proportion to Banco Itaú’s stockholding participation in FAI. FAI has the following distribution channels: (i) points-of-sale at Lojas Americanas and Americanas Express, with 278 stores; (ii) Americanas.com, offering co-branded cards, with the option of instant payment, with a distinctive reward program; and (iii) Canal Aberto Shoptime, which, as from July 2007, distributes direct consumer credit products for the purchase of electric appliances, insurance, and personal loans through credit cards or guaranteed checks.

Payroll Deduction Loans

We grant payroll deduction loans pursuant to a commercial agreement between Itaú and Banco BMG S.A. This segment had a portfolio of R$ 2.6 billion at the end of 2007.

(in millions of R$)
Taií – Credit Portfolio
(As of December 31, 2007)
FIT	459
FIC	1,345
FAI	134
Payroll deduction loans	2,555
Total	4,493

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists mainly of branches, ATMs (automated teller machines) and CSBs (customer site branches), which are banking service centers located at a corporate customer’s premises.

The following table provides information as to our branch network, customer site branches and ATMs as of December 31, 2007 in Brazil and abroad:

	Branches	CSBs	ATMs
Banco Itaú	2,404	734	23,162
Itaú Personnalité	172	-	304
Itaú BBA	9	-	-
Total in Brazil	2,585	734	23,466
Itaú abroad	4	-	-
Argentina	79	29	213
Chile and Uruguay	96	1	60
Total	2,764	764	23,739

The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2007:

Region	Branches	CSBs	ATMs
South	494	123	3,437
Southeast	1,678	517	17,167
Centerwest	230	43	1,290
Northeast	139	24	1,180
North	44	27	392
Total in Brazil	2,585	734	23,466

Branches

As of December 31, 2007, we had a network of 2,585 full service branches throughout Brazil. We have branches in municipalities representing over 83% of Brazil’s GDP as of December 31, 2007. Although our branch network has a national coverage, our branches are heavily concentrated on the southeast of Brazil. By year-end 2007, we had a wide branch network in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, representing, in the aggregate, approximately 83% of total branches, which collectively accounted for more than 63% of Brazil’s GDP. The branch network serves as a distribution network for all of the products and services we offer to our customers. We also offer credit cards, insurance, capitalization and private retirement plans through our branches.

CSBs

We operated 734 CSBs throughout Brazil as of December 31, 2007. The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs. The CSBs represent a low cost alternative to opening full service branches. In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

ATMs

We operated 23,466 ATMs as of December 31, 2007. The annual volume of the ATMs is approximately 1,181 million transactions. Our customers may conduct almost all account related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as Cirrus and Maestro to allow our clients to use simplified services through their networks.

Other Distribution Channels

We also offer customers the ability to obtain information as to the status of their accounts, investment funds and lines of credit through different electronic channels, which allow us to conduct our retail operations at a lower transaction cost. These channels include:

•	Call centers, with an annual volume of approximately 220,000,000 transactions,

•	Home and office computer banking systems, with an annual volume of approximately 867,000,000 transactions,

•
Point-of-Sale/Redeshop, a network to electronically capture transactions at merchant stores which allows customers to use a direct debit card to purchase goods at merchant’s point-of-sale, with approximately 281,000,000 transactions per year,

•	Various other channels, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

Divestitures

Consistent with our strategy to enhance sustainability of our institution and to create shareholders’ value, in 2007, we sold equity interests held in Redecard S.A., or Redecard, Bovespa Holding S.A., or Bovespa Holding, and BM&F, in their initial public offerings. We also sold equity interest held in Serasa S.A., or Serasa, pursuant to a purchase agreement. We summarize below the sales of our equity interest in the aforementioned companies. The positive effect of these sales on our results of operations are further described in “Item 5A. Operating Results – Results of Operations for the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 – Non-Interest Income.”

Sale of Equity Interest in Serasa

On June 25, 2007, Itaú Holding, through certain of its subsidiaries, entered into a share purchase agreement with Experian Brasil Aquisições Ltda., or Experian Brasil, pursuant to which they undertook to sell to Experian Brasil 832,176 shares of Serasa representing 22.33% of its total capital stock. The transaction was closed on June 28, 2007. On that same date, Banco Itaú and two other banks that held shares in Serasa incorporated a holding company named BIU Participações S.A., or BIU, to which Banco Itaú and these other banks transferred all the remaining shares held by them in the capital stock of Serasa. At that time, Banco Itaú held an equity interest equivalent to 10.29% of the capital stock of Serasa.

On June 28, 2007, BIU entered into a shareholders’ agreement with Experian Brasil, which set forth the right of BIU to elect three board members of Serasa (of which one shall be indicated by Banco Itaú). Pursuant to this shareholders’ agreement, Experian Brasil was granted a call option and BIU was granted a put option, both of them related to the equity interest held by BIU in Serasa. The options may be exercised by either Experian Brasil or BIU during the period starting on the fifth anniversary of the shareholders’ agreement and ending on the tenth anniversary thereof.

On October 11, 2007, BIU sold additional 11,025 shares of Serasa to Experian Brasil. After the sale, Banco Itaú ended up with an indirect equity interest equivalent to 10.16% of the capital stock of Serasa.

Initial Public Offering of Redecard S.A. (“Redecard”)

Banco Itaucard S.A. together with other two financial institutions and any subsidiaries sold part of their equity interest in Redecard in its primary and secondary initial public offering on July 11, 2007 and July 31, 2007 (over-allotment option). Banco Itaucard S.A. sold 53,798,700 common shares of Redecard at a price of R$27.00 per share. Banco Itaucard S.A. and the other two financial institutions hold the majority of the voting rights, of Redecard S.A. after the initial public offering.

Initial Public Offering of Bovespa Holding

Banco Itaú and Itaú BBA, together with other selling shareholders, sold part of their equity interest in Bovespa Holding in its secondary initial public offering in October 2007. Banco Itaú and Itaú BBA sold 2,698,629 and 8,723,798 common shares of Bovespa Holding, respectively, at a price of R$23.00 per share. Upon completion of the offering, we held 4.02% of the total capital stock of Bovespa Holding.

Initial Public Offering of BM&F

Banco Itaú, Itaú BBA, Itaú CV S.A. and Itaubank DTVM S.A., together with other selling shareholders, sold part of their equity interest in BM&F in its secondary initial public offering in December, 2007. Banco Itaú, Itaú BBA, Itaú Corretora de Valores and Itaubank DTVM S.A. sold 2,988,966, 1,500,483, 4,430,292 and 1,472,405 common shares of BM&F, respectively, at a price of R$20.00 per share.

Before the secondary initial public offering of BM&F, Banco Itaú, Itaú CV S.A., Itaubank DTVM S.A. and Itaú BBA sold to GL Latin America Investments, LLC, on November 16, 2007, 996,322, 1,476,764, 490,802 and 500,161 common shares of Bovespa Holding, respectively, at the total price of R$ 11.00 per share.

Upon completion of these transactions, we held 2.3% of the total capital stock of BM&F.

Risk Management

In September of 2007, the Central Bank of Brazil set forth its proposed timeline for the implementation of the New Capital Accord issued in June 2004 by the Basel Committee on Banking Supervision, or Basel II. This is an attempt to more closely adjust Brazilian standards to the principles and rules provided in Basel II, which include:

•	Extension of the minimum regulatory capital requirements for coverage of the various risks based on internal models of financial institutions,

•	Improvement of banking surveillance, and

•	Significant expansion of the existing disclosure requirements.

Basel II contains a new methodology to calculate the minimum regulatory capital requirements for financial institutions and takes into account the particular risk factors of each of them.

We have always been driven by the concern of identifying, measuring and monitoring risks. We calculate our regulatory capital in such a way as to exceed all potential losses based on advanced managerial models. Accordingly, a major part of the Basel II requirements has already been incorporated in our risk control tools or is in the process of being developed. Our efforts are concentrated on Basel II’s Pillar 1 rules related to credit, market and operational risks and we intend to use advanced approaches (Advanced Internal Rating-Based (AIRB) for credit risk, Advanced Measurement Approach (AMA) for operational risk and Internal Models Approach (IMA) for market risk).

As part of the risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions;

•	Market risks using Value at Risk, or VaR, to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our whole exposure in extreme situations;

•
Credit risks tools which typically involve credit and behavior scoring for retail portfolios, subject to mass processes and proprietary rating models for corporate customers, with uniform individual approaches. We also use portfolio management models to quantify and allocate economic capital;

•
Operational risks which are in the process of being identified and already have an important amount evaluated on a current basis through the use of internal data bases and statistical models that monitor the frequency and the severity of internal events of losses to quantify the risks and allocate economic capital;

•	Daily monitoring of positions in relation to pre-established market risk limits; and

•	Simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

In addition, we have established committees responsible for risk management, structured as follow:

•
Enterprise Risk Committee, responsible for establishing general risk policies, setting up aggregated risk limits based on the allocation of capital and other parameters as it deems suitable, discussing the most important aspects to maximize the risk-return ratio and ensuring a consistent risk management within the Itaú Holding,

•	Credit Superior Committee, responsible for establishing overall credit risk policy and making major credit risk decisions,

•	Financial Risk Superior Committee, responsible for establishing policies and limits for market and liquidity risks, and monitoring positions on a consolidated basis, and

•	Audit and Operational Risk Management Superior Committee, responsible for monitoring operational risk controls and compliance systems.

In order to further comply with the new requirements of the more advanced risk models provided for in Basel II, we established internal specific committees composed of executives from all areas of Itaú. An action plan was elaborated at the end of 2004 and, to this date, activities have been carried out as planned. In 2005, Itaú focused on the construction of a historical database for probabilities of default (PD), models and historical databases for loss given default (LGD) and operational losses. In 2006, the implementation project continued with models for exposure at default (EAD), inclusion of credit risk mitigations and analysis of database validation processes. We also worked on a framework of documentation. In 2007, we started to develop stress test models for some portfolios and to implement a system to consolidate information and compute the capital ratio, in addition to adjusting controls for compliance with the requirements set forth by Resolution No. 3,380 on operating risks. Our main effort has been directed towards the implementation of rules set forth by the Central Bank related to the local simplified standardized approach. We will continue to use our best efforts to conclude the implementation of Central Bank’s regulations by July 2008.

We believe that the changes to be implemented will result in lower allocated capital and, as a result, will establish grounds for an increase in the volume of credit operations resulting from the same capital base.

Market and Liquidity Risk Management

Our financial risk management executive committee is responsible for managing market and liquidity risk. The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios. It also determines criteria for internal fund transfers and establishes minimum reserve limits.

To manage liquidity, we monitor and analyze liquidity through statistical and financial projections models, which enable us to analyze various factors that affect our cash flows and our liquidity levels.

To manage and control market risk, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends, and seek to avoid adverse market fluctuations. Our VaR model analyzes volatility and correlation of market rates on an overnight basis. The model provides statistical results at a 99% confidence level. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Market Risk.”

Our financial risk management executive committee analyzes the statement of income and risk information on a weekly basis and establishes limits for our risk exposures, interest rate positions and foreign currency risk positions. It takes into account correlations across different markets. Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered in risk models. In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

Credit Risk Management

Our continuous improvement in the process for decision-making and for credit risk management and control, guided by the best market practices, have made it possible for us to use methodologies based on mathematical modeling for risk analysis.

We prepare the credit policy on the basis of internal and external factors, relating to the economic environment in Brazil and abroad. Among internal factors, there are customer ratings, determined by advanced credit analysis and control instruments, levels of default, rates of return, quality of the portfolio, and economic capital allocated. We have focused on evaluating the risk/return ratio in our strategy to expand our assets. Our main concern is the quality of the credit portfolio and the creation of value for our stockholders. The whole decision-making process and the definition of our credit policy are centralized to ensure synchronized actions and optimize business opportunities.

Our credit risk management is centralized and carried out by a specific structure under the corporate risk area, which combines operating and market risk. Our senior credit committee defines the credit policies and the credit approval authority levels for the different divisions. The approval authorities rely on the professional skills and personal experiences of each individual with credit authority, and also consider the economic conditions and risk profile of the different divisions.

The credit committees establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies. Depending on the amount and terms of a proposed loan, as well as on the risk rating of the potential borrower, the credit committee must consult with the senior credit committee.

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

In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$ 10 million) and corporate divisions. Within the middle market and corporate division, we currently have ratings for approximately 3,000 business groups comprising approximately 20,000 companies. Payroll deduction loans are reevaluated at least on a yearly basis, or sooner if something relevant comes to the attention of the credit area.

We give to each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Loans up to R$ 70 million require approval from the credit committee, and may require approval from the senior credit committee, depending on the terms of the proposed loan and the credit rating of the potential borrower. In addition, any loan greater than R$ 70 million is subject to the approval of the senior credit committee.

Itaú BBA targets the large corporate divisions and its credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the president (or 2 commercial vice-presidents) and the credit director who together can approve up to R$ 350 million, depending on the risk rating. Any loan above R$ 350 million has to be submitted to the approval of senior credit committee of Itaú Holding.

Operational Risk Management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, the improper behavior of people, or from outside events.

The sophistication of the banking businesses and the technology evolution have increased the complexity of the risk profiles of the organizations and affected their operational risk management. While our management is experienced and operational risk management is not a new practice, it has been necessary to establish a specific structure for the operational risk distinct from the one traditionally applied to the market and credit risks.

In line with the principles established by the CMN we defined our operational risk management policy, approved by the audit committee and ratified by the board of directors. The operational risk management policy is applicable to the Itaú Holding conglomerate in Brazil and abroad.

The policy is comprised of a set of principles, procedures and guidelines that provide an adequate management of products, services, activities, processes and systems’ risks taking into consideration their nature and complexity.

The policy defines the procedures for identifying, assessing, monitoring, mitigating, controlling and disclosing operational risks as well as its participants’ roles and responsibilities.

In addition, we utilize a business capital evaluation management model that quantifies the operational risks incurred through statistical models that allow us to calculate expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%) using Monte Carlo simulation.

This mechanism enhances our product and service price definition process and will be submitted to the approval of the Brazilian regulatory agency within the advanced measurement approach methodology, in accordance with Basel’s Revised Framework for the International Convergence of Capital Measurement and Capital Standards criteria, following the guidelines established by the regulatory authorities.

We constantly seek to improve our management process and to comply with the regulatory agencies’ requirements, maintaining our image as a solid and trustworthy bank.

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

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2007, total deposits amounted to approximately R$ 75.5 billion representing 43% of total funding. Our savings deposits represent one of our major source of funding which, as of December 31, 2007 accounted for 37.1% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2007 and 2006:

	2007		2006
	Millions of R$	% of total funding	Millions of R$	% of total funding
Deposits	75,475	43.1	57,697	57.2
Demand deposits	25,630	14.6	17,007	16.9
Other deposits	1,405	0.8	1,764	1.7
Savings deposits	27,990	16.0	22,912	22.7
Time deposits	19,837	11.4	15,720	15.6
Deposits from banks	613	0.3	294	0.3
Securities sold under repurchase agreements	23,398	13.4	10,888	10.8
Short-term borrowings	47,727	27.3	17,433	17.4
Trade finance borrowings	5,808	3.3	1,789	1.8
Local on-lendings	70	-	114	0.1
Euronotes	186	0.1	37	0.0
Commercial Paper	3	-	-	-
Mortgage notes	282	0.2	-	-
Securities issued and sold to customers under repurchase agreements	41,176	23.6	15,303	15.2
Other short-term borrowings	202	0.1	190	0.2
Long-term debt	28,556	16.2	14,804	14.6
Local on-lendings	5,403	3.1	3,951	3.9
Euronotes	221	0.1	233	0.2
Fixed rate notes	193	0.1	721	0.7
Commercial Paper	15	-	-	-
Mortgage notes	907	0.5	-	-
Trade financing borrowings	4,197	2.4	2,305	2.3
Debentures	3,488	2.0	1,455	1.4
Subordinated debt	11,934	6.8	4,311	4.3
Diversified payments right	1,110	0.6	1,285	1.3
Other long-term debt	1,088	0.6	543	0.5
Total	175,156	100.0	100,822	100.0

 The following tables set forth a breakdown of deposits by maturity, as of December 31, 2007 and 2006:

	(in millions of R$)
	2007
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	27,035	-	-	-	27,035
Demand deposits	25,630	-	-	-	25,630
Other deposits	1,405	-	-	-	1,405
Interest bearing deposits	33,339	4,820	3,740	6,541	48,440
Savings deposits	27,990	-	-	-	27,990
Time deposits	5,151	4,610	3,640	6,436	19,837
Deposits from banks	198	210	100	105	613
Total	60,374	4,820	3,740	6,541	75,475

	2006
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	18,771	-	-	-	18,771
Demand deposits	17,007	-	-	-	17,007
Other deposits	1,764	-	-	-	1,764
Interest bearing deposits	26,483	5,753	1,977	4,713	38,926
Savings deposits	22,912	-	-	-	22,912
Time deposits	3,487	5,626	1,918	4,689	15,720
Deposits from banks	84	127	59	24	294
Total	45,254	5,753	1,977	4,713	57,697
The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2007 and 2006:

	2007	2006
Retail	25.1%	17.8%
Personnalité	3.7%	1.2%
Middle market	38.7%	1.6%
Corporate	32.5%	79.4%
Total	100.0%	100.0%

Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the National Industrial Finance Authority (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais), or FINAME, and passing the funds at a spread determined by the government to the targeted sectors of the economy. We refer to these borrowings as on-lending borrowings and they are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2007, we participated as a financial agent in on-lending borrowings financed by BNDES and FINAME, in the total amount of approximately R$ 5.4 billion. See “Itaú BBA – Investment Banking” and “Itaú BBA – Corporate Banking.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2007, our total import and export funding was approximately R$ 10 billion.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either through private borrowings or through issuance of debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2007, we had approximately R$ 1 billion outstanding of structured and financial transactions. Our international operations, including our Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “International Operations – Other International Operations.”

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate. Total funding under this financial product as of December 31, 2007 amounted to R$ 41.2 billion.

We also obtain funds from securitization transactions relating to our non-Brazilian diversified payment orders. These transactions are effectively secured loans collateralized by our current and future payment orders. As a result, the effective interest rates charged on these funds are lower than those that could otherwise be obtained through other available financing alternatives. As of December 31, 2007, our outstanding balance was R$ 1.1 billion.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

In the last five years ended in 2007, we made technology investments in the amount of R$ 1.7 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

We have successfully run eight full-scale tests recently, validating our contingency plan. The disaster recovery process allows the continuity of commercial operations and protects the stockholders and customers’ assets against ordinary and operational risks. This indicates the high-level of risk management performed and places us in a distinguished position in the Brazilian market. To make this process feasible, we made investments in the amount of R$ 147.7 million in the last five years ended in 2007 corresponding to 9% of our IT investments.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

The markets for financial and banking services in Brazil are highly competitive. As of December 31, 2007, there were 134 multiple-service banks, 20 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A., or Banco Bradesco, Banco ABN Amro Real S.A., or Banco ABN Amro Real, Banco Santander S.A., or Banco Santander and Unibanco - União de Bancos Brasileiros S.A., or Unibanco, dominate the private multiple services banking sector. As of December 31, 2007, these banks accounted for more than 47% of the Brazilian multiple-service private banking sector’s total assets. We also face competition from public-sector banks. Banco do Brasil S.A. and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 25% of the banking system’s total assets as of December 31, 2007.

The Brazilian banking industry has also faced increasing competition from foreign banks. Earlier, certain large United States banks, such as Citibank, established significant presence in Brazil and large foreign financial groups, such as HSBC, ABN Amro and Santander Central Hispano, S.A., have gained entry into the Brazilian market through the acquisition of various Brazilian financial institutions.

At the end of 2007, Banco Santander acquired Banco ABN Amro Real, placing Banco Santander among the three top private banks in Brazil.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a rate of over 20% per year over the last three years ended in 2007. The major competitors of Itaucard are Banco Bradesco, Banco do Brasil, Unibanco and Banco Santander. Credit card companies are increasingly adopting co-branded strategies, alliances and changes in price policies (interest rate, cardholder fees and merchant fees).

Asset Management

The asset management industry in Brazil is still at an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes large and well-established banks such as Banco do Brasil, Banco Bradesco and Unibanco as well as several other participants such as Caixa Econômica Federal, Citibank, HSBC, ABN Amro Real and Banco Safra.

Insurance

The Brazilian insurance market is highly competitive. As of December 31, 2007, this industry consisted of approximately 111 insurance companies of different sizes. Our primary competitors in this sector are the economic groups: Bradesco, Porto Seguro, Unibanco, Sul América and Mapfre. As of December 31, 2007, we represented approximately 8.4% of the total written premiums, excluding health insurance, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presence in their respective region.

Private Retirement Plans and Capitalization Products

Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil and Unibanco, which, like us, take advantage of their extensive branch network to gain access to the retail market.

Corporate and Investment Banking

In the corporate and investment banking area, Itaú BBA faces competition from some of the largest Brazilian banks, such as Banco Bradesco, Unibanco and Banco do Brasil, as well as some of the international financial groups, including Citigroup, HSBC, Banco Santander/ABN Amro Real, Credit Suisse, Merrill Lynch, Goldman Sachs, JP Morgan and UBS. Additionally, smaller banks, including Votorantim and Safra, are active in the corporate sector.

Consumer Finance

The consumer finance sector has significantly changed in the last ten years, starting with Unibanco’s acquisition of Fininvest in 1996, followed by HSBC’s acquisition of Losango and Banco Bradesco’s acquisition of Zogbi in the last years. Besides these companies, other large competitors in this industry include Panamericano, Citifinancial, GE Money and Ibi Bank.

Key competitive factors in this industry are distribution, a strong brand, consumer relationship management and strategic alliance with key retailers. Itaú has made alliances with Companhia Brasileira de Distribuição and Lojas Americanas, leaders in their sectors, Banco Bradesco has alliances with Casas Bahia and Unibanco with Magazine Luiza and Ponto Frio.

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

•	lend more than 25% of their adjusted regulatory capital to any single person or group;

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

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in any transaction resulting in a change of control of a financial institution. The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and compulsory reserve requirements.

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

Regulatory Capital Requirements

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

Brazilian legislation closely tracks the provisions of the Basel Accord. Among the key differences between Brazilian legislation and the Basel Accord are:

•	the minimum ratio of capital to assets determined on a risk-weighted basis is 11%;

•	the risk-weighting assigned to certain assets and off-balance sheet exposures differ slightly from those set forth in the Basel Accord; and

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

The Reference Capital is represented by the sum of Tier 1 and Tier 2 capital and, whole with the deductions described in Note 30 to our consolidated financial statements, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Foreign Currency Exposure

The total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30% of their regulatory capital, in accordance with Resolution No. 3,488/07, established by the CMN.

Liquidity and Fixed Assets Investment Regime

The Central Bank prohibits Brazilian multiple-service banks, including our bank, from holding, on a consolidated basis, permanent assets in excess of 50% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

A financial institution may not extend loans or advances, grant guarantees, underwrite or hold in its investment portfolio securities of any customer or group of affiliated customers that, in the aggregate, exceed 25% of the financial institution’s adjusted regulatory capital.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, debt purchase and assumption transactions. Reserves for demand deposits are not remunerated. The Central Bank established, since January 31, 2008, the compulsory deposit over Interbank Deposit Certificates (Certificado de Depósito Interbancário), or CDI rate, of leasing companies issued by other financial institutions.

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

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) if for the purpose of on-lending those funds in Brazil to Brazilian corporations and financial institutions. The Central Bank may establish a minimum term for borrowings of foreign currency. Currently, there is no minimum term requirement, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions at a rate of 5.4% levied on the notional amount in local currency of the foreign currency exchange contract entered into for the inflow of resources. However, as of December 17, 2007, the tax rate on financial transactions levied on credit transactions carried out by financial institutions regarding on-lending of international funds was reduced to zero.

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

There is no limit to long or short positions of banks (commercial, multiple, investment, development banks and savings banks – Caixas Econômicas) authorized to carry out transactions on the foreign exchange market.

Other institutions (finances houses, brokerage firms and exchange houses) within the National Financial System in Brazil are subject to the following limits:

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

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain the prior approval of the Central Bank, which will be contingent on the applicant Brazilian bank being able to meet the following four criteria:

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

Financing for Housing Purposes

Many improvements occurred during 2007 in the structure of the mortgage system which developed a stable environment for the sustainable growth of the home loans. Itaú consolidated its participation in this market, being one of the four largest private home loans suppliers in the country, with 19% of participation in the personal home loans market among private banks.

The home loans market presents one of the largest growth opportunities for the future growth of Banco Itaú, stemming from the favorable economic environment in Brazil. As a result, various home loan products, and more generally mortgage finance, are currently being developed by the bank.

In 2007, Itaú developed a product for homebuilders who seek discounts on service fees. Itaú was the first private bank to launch a product with funding from the Brazilian Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço), or FGTS, increasing its products portfolio.

Regulation of Independent Auditors

On May 29, 2003, the Central Bank adopted Resolution No. 3,081, revoked by Resolution No. 3,198 dated May 27, 2004 (which was amended by Resolution No. 3,271 dated March 24, 2005 and by Resolution No. 3,332 dated December 22, 2005, and was further revoked by Resolution No. 3,503 dated October 26, 2007), which consolidates and regulates the rules relating to independent audit services provided to financial institutions. The main changes are the following:

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

•
Resolution nº 3,503 suspended until December 31, 2008, the provision contained in article 9 of the regulation annex to Resolution nº 3,198, which determined the mandatory rotation of the independent auditor firm every five years;

•
financial institutions that present Reference Capital equal to or above R$ 1 billion will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge. The members of the audit committee will only be allowed to be part of the committee again after three years from the five-year office term. The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, and recommend the improvement or change of policies and procedures, among other responsibilities. From December 31, 2004, each audit committee must publish a summary of the audit committee report, together with the six-month financial statements;

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

Taxation on Financial Transactions

The main taxes imposed on financial transactions are the following:

Tax on Financial Transactions

The tax on financial transactions (Imposto sobre Operações Financeiras), or IOF tax, is a tax imposed on financial transactions (such as credit, foreign exchange and insurance transactions or those transactions related to securities). The rate of IOF tax varies according to the policy adopted by the Brazilian government to restrict or stimulate the inflow of foreign capital and limit credit to individuals.

The IOF tax is imposed on several foreign exchange transactions and its applicable rates which may be increased up to 25%, are set by the Executive branch of the Brazilian government. The IOF tax rates imposed on foreign exchange transactions have been recently modified and are currently imposed at a rate of 0.38%, with the following exceptions:

(i)	the rate of IOF tax imposed on the inflow of amounts in Brazil deriving from or for loans which average minimum payment terms are no longer than 90 days, will be 5.38%;

(ii)
the rate of IOF tax imposed on foreign exchange transactions made in compliance with the obligations of credit card management companies or commercial or multiple banks, as credit card issuers, deriving from the purchase of goods and services made abroad by their credit card users, will be 2.38%;

(iii)
the rate of IOF tax imposed on foreign exchange transactions made in compliance with the obligations of credit card management companies or commercial or multiple banks, as credit card issuers, deriving from the purchase of goods and services made abroad by credit card users of the Federal, State, Municipal and the Federal District governments, their foundations and agencies, will be zero;

(iv)	the rate of IOF tax imposed on foreign exchange transactions related to inflow of revenues from export of goods and services in Brazil will be zero;

(v)
the rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets, will be 0.38%, 1.5% or zero. Depending upon the type and time of inflow of foreign funds to the country, the IOF may be levied on the outflow and inflow of funds (it may also be levied when the type of investment is changed; in many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions).

If the inflow of foreign funds is made according to CMN Resolution No. 2,689/02 or Resolution No. 1,927 (which regulates the DR program) for the investment in Brazilian stock exchanges or acquisition of shares in connection with the public offering or subscription of shares (provided that in both cases the issuing company is registered with the CVM), the rate of IOF tax will zero. In relation to these investments, the rate of IOF tax imposed on the outflow of funds from the country will be zero, as well as on the remittance of interest on stockholders’ equity and dividends.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring. The maximum rate of IOF tax that can be imposed on credit transactions is 1.5% per day. Currently, however, individuals pay IOF tax at a rate of 0.0082% per day, whereas companies pay a rate of 0.0041% per day. An additional IOF tax rate of 0.38% can also be imposed on the concession of credit when the principal amount borrowed is set at that occasion, or is based on the monthly sum of the daily IOF tax rates levied on the outstanding balances of credit transactions in which the principal amount is not set when the credit is granted.

The IOF tax is also imposed on insurance transactions upon the receipt of premium. In insurance transactions, the IOF tax will be imposed at the highest rate of 25%. Currently, the rates imposed vary from zero to 7.38% according to the type of insurance purchased.

Finally, the IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges. The IOF tax will be imposed at the highest rate of 1.5% per day on the value of securities transactions. Currently, the IOF rate on preferred share and ADS transactions is zero, but the Executive Branch may increase it up to 1.5% per day. If the rate is increased, the new rate shall be imposed only on transactions made after such increase. The IOF rate can be higher than zero in some cases, such as when the investor sells or redeems its investment fund unit during the grace period in order to use the earned income.

Temporary Contribution on Financial Transactions

The Temporary Contribution on Financial Transaction (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF tax, was imposed at a rate of 0.38% on financial transactions. The CPMF tax ceased to be charged as of January 1, 2008. As a general rule, the CPMF tax was levied on debits from bank accounts.

Currently, the CPMF tax is no longer charged, but many discussions have been held about whether it will be charged again or not; it is impossible to say if this tax will be charged again thus far.

Income Tax

In general, the income tax (Imposto de Renda) is a tax imposed as follows:

(i)
on income from financial transactions at fixed or variable rates, including hedging transactions, varying from 15% to 22.5%. The income tax is withheld at source (Imposto de Renda Retido na Fonte). The rates vary according to the transaction type and terms,

(ii)	on income from equity funds at 15% withheld at source,

(iii)
on income from equity funds (Fundos de Investimento em Participações), investment funds in equity fund quotas (Fundos de Investimento em Cotas de Fundos de Investimento em Participações) and investment funds in emerging companies (Fundos de Investimento em Empresas Emergentes), at 15% upon redemption, provided that such funds meet certain conditions set forth by Brazilian legislation. In case of gain on disposal of fund units, the rate will also be levied at 15%, but the income tax is not withheld at source (is directly paid by the investor), and

(iv)
income from other long and short-term investment funds, other than those mentioned in items (ii) and (iii), which rates vary from 15% to 22.5%, according to the investment period. The income tax is withheld at source.

Foreign investors whose funds are from a jurisdiction considered “tax haven” (jurisdiction where no tax on income is imposed or where the highest rate imposed is 20% or where the laws provide for secrecy or impose restrictions on the disclosure of the equity interests or ownership of companies) shall pay income tax withheld at source as described above.

For foreign investors whose inflow of funds followed CMN Resolution No. 2,689/00 and are not from a jurisdiction considered a “tax haven,” the income tax is imposed as follows:

(i)	on gains earned through stock exchange trading, except gains earned in transactions that are exempted from fixed income,

(ii)	on income from equity funds, swap and other transactions on futures market not carried out through a Brazilian stock exchange, income tax will be imposed at a rate of 10%, and

(iii)
on income from all other fixed income investments made through a Brazilian stock exchange or over-the-counter market, and on gains earned, except as provided for in item (i) above, the income tax withheld at source will be imposed at a rate of 15%.

Law No. 11,312/06 also reduced to zero the income tax withheld at source rate imposed on income from government bonds paid, credited or otherwise remitted to beneficiaries who do not reside in Brazil, provided that: (i) they do not reside in “tax haven” jurisdictions, (ii) the inflow of funds was not made in accordance to CMN Resolution No. 2,689/00 and (iii) such securities have not been purchased upon the buyer’s commitment to resell them. This exemption is applicable to income earned from February 16, 2006.

Income Tax and Social Contribution Tax

Currently, companies are subject to corporate income tax (Imposto de Renda de Pessoa Jurídica), or IRPJ, and social contribution tax on net income (Contribuição Social sobre o Lucro Líquido, or CSLL.

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), assumed tax basis, which estimates the percentage of revenue on which tax will be imposed on (assumed profit regime or Simples Nacional regime (a special tax regime for micro and small companies)) or on an arbitrary tax basis. Financial institutions and public companies are required to calculate IRPJ and CSLL according to the taxable income regime.

The IRPJ is imposed at a rate of 15% and a surtax of 10% is applicable when the total amount of profit exceeds R$20,000 per month (imposing a total rate of 25% on the amount of profit exceeding that value).

The CSLL is imposed at a rate of 9%. Law No. 11,727 dated June 23, 2008, established that as of May 1, 2008, the CSLL rate imposed on private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations will increase to 15%. This increase in the CSLL rate is applicable to us and many of our subsidiaries and affiliates.

We can offset tax losses against results in future years at any time, provided that these tax losses do not exceed 30% of the annual taxable income.

PIS and COFINS

In addition to IRPJ and CSLL, companies are also subject to the Contribution for the Program of Social Integration (Contribuição para o Programa de Integração Social), or PIS, and the Social Security Financing Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS. The calculation basis of these contributions is the gross revenue earned by the company, which is the aggregate income earned by the company (and not only the revenue derived from the sale of goods and services).

Brazilian law sets forth the types of revenues that cannot be used as a calculation basis for PIS and COFINS, as well as some expenses that can be deducted from the calculation basis of these contributions (for example, funding expenses in the case of financial institutions).

PIS and COFINS contributions can be calculated according to the differentiated regime provided for by the Supplementary Law No. 123 of 2006 (Simples Nacional), which established that contribution rates vary based on the activity and the annual gross revenue of the company.

These contributions can also be calculated according to the cumulative regime, in which the PIS rate is set at 0.65% and the COFINS rate at 3%, and the calculation basis is the gross revenue earned by the company. The companies that calculate IRPJ and CSLL based on presumed profit are required to calculate PIS and COFINS contributions according to the cumulative regime.

The companies that calculate IRPJ and CSLL based on taxable income are required to calculate PIS and COFINS contributions according to the non-cumulative regime. In such regime, PIS is imposed at a rate of 1.65% whereas COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company. In this regime, the company can credit PIS and COFINS contributions related to some inputs that it purchases from other companies that are used in its activities. At present, the financial income from companies that calculate these contributions under the non-cumulative regime (even those which only a portion of revenue is submitted to the non-cumulative regime) pay PIS and COFINS at zero rate, except for income from interest on stockholders’ equity.

The financial institutions are excluded from the non-cumulative regime and shall pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4% and are entitled to specific deductions for determining the calculation basis.

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

Preferred/Priority Claims

Employees’ wages and indemnities (limited to 150 minimum wages for each creditor) have the highest priority of any claims against the bankrupt entity. Subject to super-priority conferred on other debt by special legislation, other claims are then accorded priority in the following order:

•	secured debt (limited to the value of the asset securing the debt),

•	tax claims,

•	debt with special privilege over certain assets,

•	debt with general privilege,

•	unsecured debt,

•	contractual penalties and fines resulting from criminal or administrative law violation, including tax fines, and

•	subordinated debt.

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

Deposit Insurance, Credit Guarantees and Liquidity Assistance

In November 1995, the Brazilian government created the credit guarantee fund (Fundo Garantidor de Créditos), or FGC, to guarantee customer deposits up to a current maximum of R$ 60,000, in case of intervention or liquidation of financial institutions in the same financial group where those deposits are made. The FGC is administered by a board of directors appointed by the national confederation of financial institutions (Confederação Nacional de Instituições Financeiras), or CNF. The FGC is funded by mandatory monthly contributions by Brazilian financial institutions of 0.0125% of the balance of the accounts guaranteed by the FGC. When the assets of the FGC reach 5% of the total amount covered by the guarantee, the CMN may suspend or reduce, temporarily, the percentage of contribution of the financial institutions to the FGC.

Privatization of State-Controlled Banks

In order to reduce the participation of Brazilian states in banking activities, the Brazilian government has established certain procedures for the privatization, liquidation or transformation into non-financial institutions of financial institutions currently controlled by Brazilian states.

The Brazilian government, subject to certain conditions relating to the guarantees to be provided by the Brazilian states, may, at its discretion:

•	acquire control of a financial institution for the purpose of its privatization or liquidation,

•	finance the liquidation or transformation of a financial institution into a non-financial institution when such action is instituted by its controlling stockholder,

•	finance any prior adjustments necessary for the privatization of a financial institution,

•	purchase contractual credits held by a financial institution against its controlling stockholder and entities controlled by that stockholder and refinance those credits, and

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

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or INSS. Insurance companies sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by the SUSEP, or by the ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under the SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB – Brasil Resseguros S.A. On January 16, 2007, Complementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This complementary law specifically establishes new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, hiring of insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below.

Three types of reinsurers are established by such law:

a)	local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

b)
admitted reinsurer. Non-resident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities;

c)
eventual reinsurer. Non-resident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

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

b)	to have economic and financial capacity not inferior to the minimum to be established by CNSP;

c)	to have a rating issue by rating agencies recognized by the SUSEP equal to or higher than the minimum to be established by CNSP;

d)	to have in Brazil a duly appointed resident attorney-in-fact with full administrative and judicial powers;

e)	to comply with additional requirements to be established by CNSP and the SUSEP.

In addition to the requirements mentioned above, admitted reinsurer must keep a foreign currency account with the SUSEP and periodically submit to such regulatory agency their financial statements, pursuant to the rules to be enacted by CNSP.

Lloyd’s can be registered as an admitted reinsurer upon submitting an application to the SUSEP. For purposes of registration as an admitted reinsurer, the members of Lloyd´s will be considered as a single entity.

The contracting of reinsurance and retrocession in Brazil or abroad shall occur either through direct negotiation between the involved parties or an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements to be established by the SUSEP and CNSP.

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

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers local activities will be managed according to the rules of the CMN.

IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2007, 2006 and 2005, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2004 and 2003.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using daily book balances for the years ended December 31, 2007, 2006 and 2005.

Brazilian tax law does not currently provide income tax exemptions for interest earned on any investment securities. Therefore, interest income has not been presented on a tax-equivalent basis.

	(in millions of R$, except percentages)
	2007			2006			2005
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	191,636	34,142	17.8%	138,089	27,862	20.2%	103,248	21,338	20.7%
Interest-bearing deposits in other banks	22,760	2,657	11.7%	25,303	2,664	10.5%	21,175	2,547	12.0%
Securities purchased under resale agreements	19,268	2,375	12.3%	8,062	1,251	15.5%	4,879	850	17.4%
Central Bank compulsory deposits	10,155	908	8.9%	8,132	881	10.8%	7,223	928	12.9%
Trading assets and securities:	55,728	5,477	9.8%	32,540	3,849	11.8%	23,397	3,009	12.9%
Trading assets, at fair value	37,956	3,416	9.0%	21,738	2,538	11.7%	11,908	1,710	14.4%
Available for sale securities, at fair value	16,382	1,902	11.6%	9,387	1,143	12.2%	9,375	1,040	11.1%
Held-to-maturity securities, at amortized cost	1,390	159	11.5%	1,414	168	11.9%	2,114	259	12.2%
Loans and leases	83,725	22,725	27.1%	64,053	19,217	30.0%	46,573	14,004	30.1%
Non-interest-earning assets	41,217			28,609			29,603
Cash and due from banks	4,040			3,038			2,449
Central Bank compulsory deposits	5,074			4,200			3,502
Non-accrual loans	5,022			3,349			1,550
Allowance for loan and lease losses	(7,195)			(5,619)			(3,274)
Premises and equipment, net	2,076			2,570			2,455
Investments in unconsolidated companies	1,429			1,300			2,603
Goodwill and intangibles assets, net	7,303			4,857			3,318
Other assets	23,469			14,914			17,000
Total assets	232,854			166,698			132,851

	(in millions of R$, except percentages)
	2007			2006			2005
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	144,300	12,966	9.0%	97,879	10,939	11.2%	76,418	8,728	11.4%
Interest-bearing deposits:	41,187	3,318	8.1%	39,023	3,873	9.9%	30,634	3,311	10.8%
Saving deposits	24,485	1,582	6.5%	20,907	1,432	6.9%	19,735	1,501	7.6%
Deposits from banks	2,151	179	8.3%	1,245	87	7.0%	447	34	7.6%
Time deposits	14,551	1,557	10.7%	16,872	2,354	13.9%	10,452	1,776	17.0%
Securities sold under repurchase agreements	22,879	3,445	15.1%	8,694	2,003	23.0%	5,909	1,218	20.6%
Borrowings:	64,014	4,657	7.3%	38,346	3,700	9.6%	31,695	3,011	9.5%
Short-term borrowings	40,975	3,285	8.0%	23,351	2,297	9.8%	16,160	1,986	12.3%
Long-term debt	23,038	1,372	6.0%	14,995	1,402	9.4%	15,535	1,025	6.6%
Investment contracts	16,220	1,546	9.5%	11,816	1,364	11.5%	8,179	1,188	14.5%
Non-interest-bearing liabilities	56,825			46,679			38,694
Non-interest-bearing deposits	17,648			12,685			10,172
Other non-interest-bearing liabilities	39,177			33,995			28,522
Stockholders’ equity	31,729			22,140			17,739
Total liabilities and stockholders’ equity	232,854			166,698			132,851

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2007 compared to 2006 and for the year ended December 31, 2006 compared to 2005. Volume and rate variations have been calculated based on fluctuations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

	(in millions of R$)
	Increase/(decrease) due to changes in:
	2007/2006			2006/2005
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	9,188	(2,908)	6,281	7,428	(904)	6,524
Interest-bearing deposits in other banks	(282)	275	(7)	459	(342)	116
Securities purchased under resale agreements	1,427	(303)	1,124	502	(101)	402
Central Bank compulsory deposits	197	(170)	27	109	(155)	(47)
Trading assets and securities:	2,373	(745)	1,628	1,114	(274)	840
Trading assets	1,562	(684)	878	1,196	(368)	828
Available for sale securities	814	(55)	759	1	102	103
Held-to-maturity securities	(3)	(6)	(9)	(83)	(7)	(91)
Loans and leases	5,473	(1,964)	3,508	5,244	(32)	5,212
Interest-bearing liabilities:	4,860	(2,833)	2,027	3,077	(865)	2,212
Interest-bearing deposits:	12	(567)	(555)	1,180	(618)	562
Saving deposits	235	(85)	150	89	(157)	(69)
Deposits from banks	73	19	92	61	(7)	53
Time deposits	(296)	(501)	(796)	1,031	(453)	577
Securities sold under repurchase agreements	2,334	(892)	1,442	587	198	785
Borrowings:	2,066	(1,108)	958	801	(112)	689
Short-term borrowings	1,476	(489)	988	837	(525)	312
Long-term debt	589	(619)	(30)	(36)	413	377
Investment contracts	448	(266)	182	509	(333)	176

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2007, 2006 and 2005.

	(in millions of R$, except percentages)
	2007	2006	2005
Total average interest-earning assets	191,636	138,089	103,248
Total average interest-bearing liabilities	144,300	97,879	76,418
Net interest income(1)	21,176	16,923	12,610
Average yield on average interest-earning assets(2)	17.8%	20.2%	20.7%
Average rate on average interest-bearing liabilities(3)	9.0%	11.2%	11.4%
Net interest spread(4)	8.8%	9.0%	9.2%
Net interest margin(5)	11.1%	12.3%	12.2%

(1) Total interest income less total interest expense.
(2) Total interest income divided by average interest-earning assets.
(3) Total interest expense divided by average interest-bearing liabilities.
(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table sets forth selected financial data for the periods indicated:

	(in millions of R$, except percentages)
	2007	2006	2005
Net income	7,487	5,896	5,453
Average total assets	232,854	166,698	132,851
Average stockholders' equity	31,729	22,140	17,739
Net income as a percentage of average total assets	3.2%	3.5%	4.1%
Net income as a percentage of average stockholders' equity	23.6%	26.6%	30.7%
Average stockholders' equity as a percentage of average total assets	13.6%	13.3%	13.4%
Dividend payout ratio per share (1)	37.8%	37.6%	34.0%

(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2007, 2006 and 2005. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

	(in millions of R$, except percentages)
	2007	% of total	2006	% of total	2005	% of total
Trading assets, at fair value	40,323	100.0%	27,956	100.0%	16,478	100.0%
Investment funds	20,320	50.4%	16,051	57.3%	10,898	66.2%
Brazilian federal government securities	10,196	25.3%	4,355	15.6%	1,054	6.4%
Brazilian external debt bonds	240	0.6%	490	1.8%	354	2.1%
Government securities - abroad	3,365	8.3%	1,887	6.7%	133	0.8%
Portugal	-	0.0%	-	0.0%	66	0.4%
Argentina	37	0.1%	-	0.0%	-	0.0%
United States	286	0.7%	1,389	5.0%	-	0.0%
Mexico	69	0.2%	-	0.0%	-	0.0%
Austria	-	0.0%	231	0.8%	-	0.0%
Russia	275	0.7%	147	0.5%	53	0.3%
Denmark	196	0.5%	-	0.0%	-	0.0%
Spain	847	2.1%	-	0.0%	-	0.0%
Korea	1,582	3.9%	-	0.0%	-	0.0%
Chile	71	0.2%	-	0.0%	-	0.0%
Others	2	0.0%	120	0.4%	14	0.1%
Corporate debt securities	2,074	5.1%	1,446	5.2%	706	4.3%
Marketable equity securities	382	0.9%	636	2.3%	167	1.0%
Derivative financial instruments	3,746	9.3%	3,091	11.1%	3,166	19.2%

Trading assets as a percentage of total assets	14.99%		14.5%		9.1%
Securities available for sale, at fair value	17,513	100.0%	11,737	100.0%	8,369	100.0%
Investment funds	973	5.6%	1,004	8.6%	215	2.6%
Bank debt securities	-	0.0%	-	0.0%	151	1.8%
Brazilian federal government securities	2,141	12.2%	2,637	22.5%	2,140	25.6%
Brazilian external debt bonds	278	1.6%	381	3.2%	59	0.7%
Government securities - abroad	7,387	42.2%	860	7.3%	54	0.6%
Argentina	53	0.3%	-	0.0%	-	0.0%
Norway	189	1.1%	-	0.0%	-	0.0%
Austria	2,108	12.0%	444	3.8%	-	0.0%
Denmark	174	1.0%	-	0.0%	-	0.0%
Spain	2,284	13.0%	-	0.0%	-	0.0%
Korea	2,159	12.3%	-	0.0%	-	0.0%
Chile	355	2.0%	-	0.0%	-	0.0%
Uruguay	65	0.4%	-	0.0%	-	0.0%
Others	-	0.0%	416	3.5%	54	0.6%
Corporate debt securities	4,297	24.5%	5,894	50.2%	4,663	55.7%
Marketable equity securities	2,437	13.9%	961	8.2%	1,087	13.0%

Securities available for sale as a percentage of total assets	6.15%		6.1%		4.5%
Held-to-maturity securities, at amortized cost	1,428	100.0%	1,589	100.0%	1,428	100.0%
Brazilian federal government securities	822	57.6%	812	51.1%	825	57.7%
Brazilian external debt bonds	307	21.5%	419	26.4%	170	11.9%
Government securities - abroad	19	1.3%	19	1.2%	21	1.5%
Corporate debt securities	280	19.6%	339	21.3%	412	28.9%

Held-to-maturity securities, as a percentage of total assets	0.53%		0.83%		0.99%

The following table sets forth our portfolio of trading assets, securities available-for-sale and held-to-maturity securities at its amortized cost and its fair value as of December 31, 2007.

	(in millions of R$)
	Amortized cost	Fair value
Trading assets	40,060	40,323
Investment funds	20,319	20,320
Brazilian federal government securities	10,248	10,196
Brazilian external debt bonds	240	240
Government securities - abroad	3,367	3,365
Argentina	37	37
United States	273	286
Mexico	68	69
Russia	273	275
Denmark	198	196
Spain	853	847
Korea	1,592	1,582
Chile	71	71
Others	2	2
Corporate debt securities	2,076	2,074
Marketable equity securities	368	382
Derivative financial instruments	3,442	3,746
Securities available for sale	17,443	17,513
Investment funds	960	973
Brazilian federal government securities	2,091	2,141
Brazilian external debt bonds	272	278
Government securities - abroad	7,406	7,387
Argentina	53	53
Norway	191	189
Austria	2,116	2,108
Denmark	176	174
Spain	2,295	2,284
Korea	2,155	2,159
Chile	356	355
Uruguay	64	65
Corporate debt securities	4,283	4,297
Marketable equity securities	2,431	2,437
Held-to-maturity securities	1,428	1,634
Brazilian federal government securities	822	964
Brazilian government external debt securities	307	351
Other governments external debt securities	19	19
Corporate debt securities	280	300

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2007 for our trading assets, securities available for sale and held-to-maturity securities.

	(in millions of R$, except percentages)
	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Average yield
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Trading assets	20,702		7,255		11,000		768		598		40,323
Investment funds (1)	20,320	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	20,320	0.0%
Brazilian federal government securities	-	0.0%	2,195	23.3%	7,755	5.6%	38	0.0%	208	0.7%	10,196	29.6%
Brazilian external debt bonds	-	0.0%	56	10.7%	56	10.5%	19	7.9%	109	5.0%	240	34.1%
Government securities - abroad	-	0.0%	1,982	0.1%	798	0.5%	313	4.0%	272	0.2%	3,365	4.8%
Argentina	-	0.0%	27	0.0%	9	0.0%	1	0.0%	-	0.0%	37	0.0%
United States	-	0.0%	18	0.0%	-	0.0%	268	4.0%	-	0.0%	286	4.0%
Mexico	-	0.0%	4	0.0%	37	0.0%	28	0.0%	-	0.0%	69	0.0%
Russia	-	0.0%	5	0.0%	-	0.0%	-	0.0%	270	0.2%	275	0.2%
Denmark	-	0.0%	196	0.0%	-	0.0%	-	0.0%	-	0.0%	196	0.0%
Spain	-	0.0%	436	0.0%	411	0.4%	-	0.0%	-	0.0%	847	0.4%
Korea	-	0.0%	1,293	0.1%	289	0.1%	-	0.0%	-	0.0%	1,582	0.2%
Chile	-	0.0%	3	0.0%	52	0.0%	16	0.0%	-	0.0%	71	0.0%
Others	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2	0.0%	2	0.0%
Corporate debt securities	-	0.0%	406	3.1%	1,300	0.9%	365	0.2%	3	0.0%	2,074	4.2%
Marketable equity securities (1)	382	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	382	0.0%
Derivative financial instruments (1)	-	0.0%	2,616	0.0%	1,091	0.0%	33	0.0%	6	0.0%	3,746	0.0%
Securities available for sale	3,410	-	8,534		3,616		1,480		473		17,513
Investment funds (1)	973	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	973	0.0%
Brazilian federal government securities	-	0.0%	259	0.0%	1,567	0.0%	123	0.0%	192	0.1%	2,141	0.1%
Brazilian external debt bonds	-	0.0%	17	8.3%	-	0.0%	261	6.4%	-	11.0%	278	25.8%
Government securities - abroad	-	0.0%	6,419	6.8%	968	4.8%	-	0.0%	-	0.0%	7,387	11.6%
Argentina	-	0.0%	48	0.0%	5	0.0%	-	0.0%	-	0.0%	53	0.0%
Norway	-	0.0%	189	0.0%	-	0.0%	-	0.0%	-	0.0%	189	0.0%
Austria	-	0.0%	2,108	0.0%	-	0.0%	-	0.0%	-	0.0%	2,108	0.0%
Denmark	-	0.0%	174	0.0%	-	0.0%	-	0.0%	-	0.0%	174	0.0%
Spain	-	0.0%	1,599	0.0%	685	0.0%	-	0.0%	-	0.0%	2,284	0.0%
Korea	-	0.0%	2,059	0.0%	100	0.0%	-	0.0%	-	0.0%	2,159	0.0%
Chile	-	0.0%	228	0.0%	127	0.0%	-	0.0%	-	0.0%	355	0.0%
Uruguay	-	0.0%	14	0.0%	51	0.0%	-	0.0%	-	0.0%	65	0.0%
Corporate debt securities	-	0.0%	1,839	1.4%	1,081	5.1%	1,096	31.2%	281	6.2%	4,297	43.9%
Marketable equity securities (1)	2,437	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,437	0.0%
Held-to-maturity securities, at amortizad cost	-	-	338	-	511	-	236	-	343	-	1,428	-
Brazilian federal government securities	-	0.0%	267	4.0%	170	2.1%	50	1.3%	335	0.0%	822	7.4%
Brazilian external debt bonds	-	0.0%	63	0.0%	140	0.0%	104	0.0%	-	0.0%	307	0.0%
Government securities - abroad	-	0.0%	-	0.0%	-	0.0%	11	0.0%	8	0.8%	19	0.8%
Corporate debt securities	-	0.0%	8	5.2%	201	3.6%	71	3.6%	-	0.0%	280	12.5%
(1) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2007, 2006 and 2005.

	(in millions of R$)
	Fair value		Amortized cost
	Trading assets	Securities available for sale	Held-to-maturity securities	Total
At 2007
Denominated in Brazilian currency	37,587	14,076	780	52,443
Denominated in Brazilian currency and indexed by foreign currency (1)	81	429	111	621
Denominated in foreign currency (1)	2,655	3,008	537	6,200
At 2006
Denominated in Brazilian currency	24,399	7,347	722	32,468
Denominated in Brazilian currency and indexed by foreign currency (1)	65	190	164	419
Denominated in foreign currency (1)	3,492	4,200	703	8,395
At 2005
Denominated in Brazilian currency	14,574	4,944	719	20,237
Denominated in Brazilian currency and indexed by foreign currency (1)	270	237	215	722
Denominated in foreign currency (1)	1,634	3,188	494	5,316

(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2007, 2006 and 2005.

	(in millions of R$, except percentages)
	2007		2006		2005
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
Non-interest earning (1)	6,293	40.8%	6,145	39.9%	5,292	30.5%
Interest-earning (2)	10,882	59.2%	8,932	60.1%	7,985	69.5%
Total	17,175	100.0%	15,077	100.0%	13,277	100.0%

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

	(in millions of R$)
	2007	2006	2005	2004	2003
Type of loans and leases (1)
Commercial:
Industrial and others	38,740	27,980	19,981	16,152	13,540
Import financing	1,108	492	407	1,032	1,346
Export financing	2,753	2,848	2,182	3,289	3,224
Real estate loans, primarily residential housing loans	4,732	2,499	1,985	1,896	2,057
Lease financing	29,531	16,226	8,292	3,929	1,288
Government	827	815	1,293	973	958
Individuals:
Overdraft	2,768	2,515	1,975	1,681	1,297
Financing and others	17,998	15,535	12,526	8,383	7,496
Credit card	11,390	9,157	4,079	2,709	1,851
Agricultural	3,652	3,471	2,662	2,638	1,959
Allowance for loan losses	(7,441)	(6,399)	(3,933)	(2,811)	(2,848)
Loans, net of allowance for loan losses	106,058	75,139	51,449	39,871	32,168

(1) We consider non-accrual loans all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. Non-accrual loans amounted to R$4.8 billion, R$3.9 billion, R$2.0 billion, R$1.2 billion and R$1.5 billion as of December 31, 2007, 2006, 2005, 2004 and 2003, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease.

- Commercial portfolios of loans and leases: This category includes short-term loans as well as medium-term loans and financing for large, medium, and small companies. We also act as a financial agent for the Brazilian government through BNDES and its affiliates for the on-lending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.
- Real estate loans: This category consists mainly of loans for the construction, refurbishment, extension and acquisition of homes. We fund real estate loans primarily from Central Bank mandated portions of our savings account deposits. We extended real estate loans principally to retail bank customers to finance home acquisitions. Maturity is generally of up to 15 years.
- Lease financing: We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing. Our leasing portfolio mainly consists of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers.
- Government: Loans to federal government, state and municipal entities.
- Individuals: We provide individual customers with three main credit products: overdraft accounts, consumer credit loans and personal credit loans. In addition, we are one of the largest issuers of credit cards in Brazil under the Itaucard brand.
- Agricultural loans: We obtain funding for our agricultural loans from Central Bank mandated portions of our deposit base. We extend agricultural loans are principally made to agro-industrial borrowers.

Loan Approval Process

For a discussion of our loan approval process, see “Item 4B. Risk Management – Credit Risk Management.”

Indexing

Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on-lending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 17.9%, 12.3% and 13.7% of our loan portfolio as of December 31, 2007, 2006 and 2005, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2007 by maturity according to the type of loans and leases, as well as the classification of the portfolio between variable and fixed rates for each range of maturity:

Current

					(in millions of R$)
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to three years	Due after three years	No stated maturity
Commercial:
Industrial and others	8,409	7,248	4,577	4,768	5,562	4,483	2,164
Import financing	114	204	327	282	64	114	-
Export financing	307	681	626	520	369	186	-
Real estate loans	1,150	69	142	258	718	2,329	-
Lease financing	1,431	2,264	3,131	5,668	12,288	4,127	-
Government	42	11	207	49	167	349	-
Individuals:
Overdraft	-	-	-	-	-	-	2,308
Financing and others	1,075	1,561	2,097	3,563	7,277	1,389	-
Credit card	-	-	-	-	-	-	10,126
Agricultural	221	427	1,039	1,173	349	383	-
Total (1)	12,749	12,465	12,146	16,281	26,794	13,360	14,598

Overdue

							(in millions of R$)
Type of loan and lease	30 days or Less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
Commercial:
Industrial and other	963	146	217	185	18	38,740	(1,218)	37,522
Import financing	3	-	-	-	-	1,108	(6)	1,102
Export financing	38	4	2	18	2	2,753	(76)	2,677
Real estate loans	10	11	11	16	18	4,732	(199)	4,533
Lease financing	241	140	102	126	13	29,531	(862)	28,669
Government	2	-	-	-	-	827	(1)	826
Individuals:
Overdraft	81	121	157	98	3	2,768	(993)	1,775
Financing and other	363	252	219	194	8	17,998	(2,975)	15,023
Credit card	495	228	291	249	1	11,390	(1,045)	10,345
Agricultural	53	4	1	2	-	3,652	(66)	3,586
Total (1)	2,249	906	1,000	888	63	113,499	(7,441)	106,058

(1) Non-accrual loans of R$ 4.8 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Current

						(in millions of R$)
	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
Interest rate of loans to customers by maturity:
Variable rates	6,083	4,087	4,615	4,728	6,027	7,505	1,160
Fixed rates	6,666	8,378	7,531	11,553	20,767	5,855	13,438
Total (1)	12,749	12,465	12,146	16,281	26,794	13,360	14,598

Overdue

					(in millions of R$)
	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans
Interest rate of loans to customers by maturity:
Variable rates	906	48	58	24	37	35,278
Fixed rates	1,343	858	942	864	26	78,221
Total (1)	2,249	906	1,000	888	63	113,499

(1) Non-accrual loans of R$ 4.8 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of Argentine, Chilean and Uruguayan borrowers. Total amount outstanding to borrowers in Argentina, Chile and Uruguay, consisting of loans and leases, deposits in banks and securities, as of December 31, 2007 was R$ 11,857 million. The amounts have been translated into reais from their original amounts (Argentine pesos, Chilean pesos and Uruguayan pesos) using the exchange rate at each date.

Total outstanding loans to borrowers in Argentina, Chile and Uruguay as of December 31, 2007 consist of:

(in millions of R$)
Due from banks	227
Interest-bearing deposits in other banks	1,068
Securities purchased under resale agreements	9
Central Bank compulsory deposits	387
Trading assets	403
Available-for-sale securities	901
Loans and leases	8,862
Total outstanding	11,857

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

	(in millions of R$, except percentages)
	2007		2006		2005
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
PUBLIC SECTOR	827	0.6%	815	0.9%	1,293	2.4%
Generation, transmission and distribution of eletric energy	506	0.4%	529	0.6%	971	1.8%
Chemical and petrochemical	170	0.1%	187	0.2%	230	0.4%
Other	151	0.1%	99	0.1%	92	0.2%
PRIVATE SECTOR	112,672	99.4%	80,723	99.1%	54,089	97.6%
COMPANIES	51,077	45.1%	38,018	46.7%	26,968	48.6%
INDUSTRY AND COMMERCE	27,777	24.6%	22,415	27.5%	15,608	28.1%
Food and beverages	4,376	3.9%	3,544	4.4%	2,177	3.9%
Autoparts and accessories	1,010	0.9%	976	1.2%	618	1.1%
Agribusiness capital assets	317	0.3%	189	0.2%	152	0.3%
Industrial capital assets	1,190	1.0%	1,094	1.3%	717	1.3%
Pulp and paper	742	0.7%	764	0.9%	473	0.9%
Distribution of fuels	552	0.5%	688	0.8%	422	0.8%
Electrical and electronic	2,414	2.1%	1,776	2.3%	1,179	2.1%
Pharmaceuticals	939	0.8%	891	1.1%	791	1.4%
Fertilizers, insecticides and crop protection	1,281	1.1%	913	1.1%	746	1.3%
Tobacco	328	0.3%	280	0.3%	389	0.7%
Import and export	840	0.7%	668	0.8%	614	1.1%
Hospital care materials and equipment	235	0.2%	212	0.3%	185	0.3%
Construction material	790	0.7%	732	0.9%	502	0.9%
Steel and metallurgy	2,571	2.3%	2,048	2.5%	1,183	2.1%
Wood and furniture	1,047	0.9%	808	1.0%	651	1.2%
Chemical and petrochemical	2,518	2.2%	2,523	3.1%	1,574	2.8%
Supermarkets	194	0.2%	123	0.2%	128	0.2%
Light and heavy vehicles	1,992	1.8%	1,400	1.7%	1,207	2.2%
Clothing	2,019	1.8%	1,634	2.0%	971	1.8%
Other - commerce	1,562	1.4%	431	0.5%	399	0.7%
Other - industry	860	0.8%	721	0.9%	530	1.0%
SERVICES	16,770	14.8%	10,642	13.0%	8,416	15.2%
Heavy construction (constructors)	941	0.8%	498	0.6%	336	0.6%
Financial	1,928	1.7%	1,035	1.3%	659	1.2%
Generation, transmission and distribution of eletric energy	1,778	1.6%	1,304	1.6%	2,115	3.8%
Holding companies	1,153	1.0%	556	0.7%	218	0.4%
Real estate agents	2,590	2.3%	1,006	1.2%	724	1.3%
Media	1,220	1.1%	1,106	1.4%	449	0.8%
Service companies	1,112	1.0%	738	0.9%	445	0.8%
Health care	375	0.3%	283	0.3%	212	0.4%
Telecommunications	532	0.5%	873	1.1%	1,055	1.9%
Transportation	2,438	2.1%	1,490	1.8%	996	1.8%
Other services	2,703	2.4%	1,753	2.1%	1,207	2.2%
PRIMARY SECTOR	5,254	4.6%	4,174	5.2%	2,479	4.5%
Agribusiness	4,317	3.8%	3,336	4.2%	2,276	4.1%
Mining	937	0.8%	838	1.0%	203	0.4%
OTHER COMPANIES	1,276	1.1%	787	1.0%	465	0.8%
INDIVIDUALS	61,595	54.3%	42,705	52.4%	27,121	49.0%
Credit cards	11,390	10.0%	9,157	11.2%	4,079	7.4%
Consumer Loans/overdraft	15,305	13.5%	13,085	16.1%	10,435	18.9%
Real estate financing	4,260	3.8%	2,104	2.6%	1,675	3.0%
Vehicles	30,640	27.0%	18,359	22.5%	10,932	19.7%

TOTAL	113,499	100.0%	81,538	100.0%	55,382	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to borrowers. In order to apply the Central Bank categories to transactions, we consider the classification of the borrower as a starting point. In addition, we also take into consideration any overdue time with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The table below presents as of December 31, 2007 and 2006 our classification of the loan and lease portfolio, according to the Central Bank categories, and as of December 31, 2007 non-accrual loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

	(in millions of R$, except percentages)
	2007				2006
Central Bank categories	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
AA	17,660	15.6%	-	-	12,962	15.9%
A	57,357	50.5%	-	475	36,029	44.2%
B	22,725	20.0%	-	377	18,068	22.2%
C	5,299	4.7%	-	264	4,402	5.4%
D	3,463	3.1%	958	574	3,069	3.7%
E	2,170	1.9%	722	1,080	2,178	2.7%
F	1,517	1.3%	695	1,258	1,789	2.2%
G	650	0.6%	536	755	521	0.6%
H	2,658	2.3%	1,866	2,658	2,520	3.1%
Total	113,499	100.0%	4,777	7,441	81,538	100.0%

Non-accrual Loans

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2007, we did not have any individually material non-accrual loan.

Charge-offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Loans and Leases Quality Information

The table below presents our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

		(in millions of R$, except percentages)
	2007	2006	2005	2004	2003
Non-accrual loans and foreclosed assets	5,012	4,201	2,223	1,378	1,627
Non-accrual loans	4,777	3,938	1,981	1,196	1,476
Foreclosed assets, net of reserves	235	263	242	182	151
Allowance for loan losses	7,441	6,399	3,933	2,811	2,848
Total loans and leases	113,499	81,538	55,382	42,682	35,016
Non-accrual loans as a percentage of total loans	4.2%	4.8%	3.6%	2.8%	4.2%
Non-accrual loans and foreclosed assets as a percentage of total loans	4.4%	5.2%	4.0%	3.2%	4.6%
Allowance for loan losses as a percentage of total loans	6.6%	7.8%	7.1%	6.6%	8.1%
Allowance for loan losses as a percentage of non-accrual loans	155.8%	162.5%	198.5%	235.0%	193.0%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	148.5%	152.3%	176.9%	204.0%	175.0%

Allowance for Loan and Lease Losses

The table below sets forth allowance for loan and lease losses for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

		(in millions of R$, except percentages)
	2007	2006	2005	2004	2003
Balance at the beginning of period	6,399	3,933	2,811	2,848	2,748
Charge-offs	(5,564)	(3,608)	(2,339)	(1,521)	(2,131)
Commercial
Industrial and others	(1,919)	(1,761)	(1,037)	(469)	(616)
Import financing	(7)	-	-	(2)	-
Real estate loans	(170)	(123)	(99)	(114)	(123)
Lease financing	(280)	(183)	(66)	(41)	(59)
Government	-	(3)	-	-	(3)
Individuals
Overdraft	(679)	(365)	(381)	(196)	(275)
Financing	(1,239)	(564)	(463)	(499)	(795)
Credit card	(1,263)	(609)	(293)	(200)	(260)
Agricultural	(7)	-	-	-	-
Recoveries	1,071	926	824	617	536
Commercial
Industrial and others	102	95	210	45	101
Real estate	169	161	116	89	56
Direct lease financing	78	41	22	31	37
Individuals
Overdraft	194	161	152	159	103
Financing	468	376	250	190	151
Credit card	60	92	74	103	88
Net charge-offs	(4,493)	(2,682)	(1,515)	(904)	(1,595)
Allowance for loan losses	5,535	5,148	2,637	867	1,695
Balance at the end of period	7,441	6,399	3,933	2,811	2,848
Ratio of charge-offs during the period to average loans outstanding during the period	6.3%	5.6%	4.9%	4.2%	6.5%
Ratio of net charge-offs during the period to average loans outstanding during the period	5.1%	4.2%	3.1%	2.5%	4.9%
Ratio of allowance for loan losses to total loans and leases	6.6%	7.8%	7.1%	6.6%	8.1%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2007, 2006 and 2005.

		(in millions of R$, except percentages)
	2007	2006	2005	2007/2006	2006/2005
Provision for loan and lease losses	(5,535)	(5,148)	(2,637)	7.5%	95.2%
Loan charge-offs	(5,564)	(3,608)	(2,339)	54.2%	54.3%
Loan recoveries	1,071	926	824	15.7%	12.4%
Net charge-offs	(4,493)	(2,682)	(1,515)	67.5%	77.0%

Our allowance for loan and lease losses is intended to cover probable credit losses inherent to our entire current portfolio.

In order to identify the risks and to assess the collection probability of the loan and lease portfolio, we segregate it into two main categories, wholesale and retail, considering the credit risk evaluation process. For each category there is a specific methodology to estimate the inherent losses. In the first category we include large corporate non-homogeneous loans representing significant credit exposures, that are reviewed on an individual basis. In the second category, that includes the homogeneous part of the credit portfolio comprised of small commercial and consumer loans, credits are reviewed on a portfolio basis.

To determine the amount of allowance corresponding to the credits reviewed on an individual basis and considered to be impaired, we use methodologies that take into account both quality of the borrower, the nature of the transaction, including its collateral, to estimate expected cash flows of repayment from these loans. This evaluation presents the specific loss component of the allowance for loan and lease losses.

For credits reviewed on an individual basis and not considered to be impaired, we classify loans into a certain rating category based on several qualitative and quantitative factors applied through internally developed models. We estimate inherent losses for each rating category considering market-wide experience, since we have not experienced corporate loan losses in frequencies that could serve as a statistical pool to estimate such losses.

To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate small homogeneous loans into different clusters based on the underlying risks and characteristics of each group. The allowance for loan losses is determined for each group through a process that takes into account historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine estimated inherent losses for each group, which corresponds to our allowance for loan losses at each reporting date.

Although we revise our models on a continuing basis, the relatively short credit history under the new economic environment results in a degree of uncertainty. Therefore the results of the models are taken as the main reference. In determining the amount of the allowance for loan losses we consider judgemental factors that reflect the impacts of current macro economy on credit and political conditions and performance trends of the cycle affecting each of the groups identified as well as our total portfolio. This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for creditors reviewed on a portfolio basis.

Based on information available regarding our borrowers, we believe that our aggregate allowance is sufficient to cover probable loan and lease losses.

During the year ended December 31, 2003 we charged-off credits in the total amount of R$ 2,131 million and as of December 31, 2003 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The recovery of credits recorded against allowance for loan losses improved. Our efforts to enhance our credit recovery processes while preserving our relationship with customers have presented positive results.

During the year ended December 31, 2004 we charged-off credits in the total amount of R$ 1,521 million and as of December 31, 2004 our ratio of allowance for loan and lease losses to total loans and leases was 6.6%. This reduction in the ratio of allowance for loan and lease losses to total loans and leases resulted from the improvement in credit quality during 2004, highlighting the consistent reduction in delinquency during that year, mainly because of the favorable economic period the country was experiencing at the time. Also, this was a result of continuous efforts to enhance the quality of our credit portfolio, in order to obtain the best risk-return ratio in our operations.

During the year ended December 31, 2005 we charged-off credits in the total amount of R$ 2,339 million and as of December 31, 2005 our ratio of allowance for loan and lease losses to total loans and leases was 7.1%. The increase in the ratio of allowance for loan and lease losses to total loans and leases was a result of the increase in the volume of credit operations, mainly of our strategy to increase our presence in the consumer credit segment and a significant increase in the demand for credit from the retail segment. We have maintained our policy of continuously enhancing the quality of our credit portfolio, in order to obtain the best risk-return ratio from operations. Our recoveries presented a favorable performance, mainly as a result of our continuous efforts to improve our recovery process, while preserving the relationship with our customers.

During the year ended December 31, 2006 we charged-off credits in the total amount of R$ 3,608 million and as of December 31, 2006 our ratio of allowance for loan and lease losses to total loans and leases was 7.8%, compared to 7.1% the previous year. The increase in the number of business units focused on serving customers from the several segments in which we operate has contributed to increases in loans and financing, with a significant growth in vehicle financing, personal loan and credit card operations. The change in the mix of our credit portfolio contributed to the increase in allowance for loan and leases losses because allocating funds to transactions capable of generating greater financial margins simultaneously means being exposed to greater risks. We maintained our policy of enhancing credit quality, in order to obtain the best risk-return ratio from operations. The recovery of charged-off credits against the allowance for loan and lease losses showed a favorable performance. Our efforts to enhance recovery processes, while preserving the relationship with customers showed positive results.

During the year ended December 31, 2007 we charged-off credits in the total amount of R$ 5,564 million and as of December 31, 2007 our ratio of allowance for loan and lease losses to total loans and leases was 6.6%, compared to 7.8% as of December 31, 2006. The increase in the volume of credits written off in 2007 was a result of the growth of credit portfolio and the change in the mix of our credit portfolio, which occurred in the last years. However the credit portfolio also presented a continuous improvement in quality indicators during the year as a result of the adoption of adequate credit policies. Our continuously developing risk models have permitted us to reach our goals of credit portfolio increase with improvements in quality indicators. Therefore, the growth in expenses with provision for loan and lease losses in 2007 was low when compared to the growth in credit portfolio. Also, it is important to highlight the improvement of our collection efforts that caused an increase in the recovery of credits previously written off as losses.

Allocation of the Allowance for Loan and Lease Losses

The following table sets forth our allocation of the allowance for loan and lease losses as of December 31, 2007, 2006, 2005, 2004 and 2003. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

							(in millions of R$, except percentages)
	2007			2006			2005			2004			2003
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	1,218	1.0%	34.2%	1,257	1.5%	34.3%	855	1.5%	36.1%	691	1.6%	37.9%	898	2.6%	38.7%
Import financing	6	0.0%	1.0%	8	0.0%	0.6%	3	0.0%	0.7%	7	0.0%	2.4%	42	0.1%	3.8%
Export financing	76	0.1%	2.4%	7	0.0%	3.5%	6	0.0%	3.9%	7	0.0%	7.7%	52	0.2%	9.2%
Real estate loans, primarily residential housing loans	199	0.2%	4.2%	267	0.3%	3.1%	156	0.3%	3.6%	166	0.4%	4.4%	458	1.3%	5.9%
Lease financing	862	0.8%	26.0%	401	0.5%	19.9%	234	0.4%	15.0%	202	0.5%	9.2%	31	0.1%	3.7%
Government	1	0.0%	0.7%	1	0.0%	1.0%	3	0.0%	2.3%	12	0.0%	2.3%	4	0.0%	2.7%
Individuals:
Overdraft	993	0.9%	2.4%	993	1.2%	3.1%	553	1.0%	3.6%	265	0.6%	3.9%	189	0.5%	3.7%
Financing	2,975	2.6%	15.9%	2,511	3.1%	19.0%	1,718	3.1%	22.6%	1,165	2.7%	19.7%	910	2.6%	21.4%
Credit Card	1,045	0.9%	10.0%	894	1.1%	11.2%	324	0.6%	7.4%	213	0.5%	6.3%	186	0.5%	5.3%
Agricultural	66	0.1%	3.2%	60	0.1%	4.3%	81	0.2%	4.8%	83	0.2%	6.2%	78	0.2%	5.6%
Total	7,441	6.6%	100.0%	6,399	7.8%	100.0%	3,933	7.1%	100.0%	2,811	6.6%	100.0%	2,848	8.1%	100.0%

(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates paid for each period presented.

				(in millions of R$, except percentages)
	2007		2006		2005
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest-bearing deposits	17,648		12,685		10,172
Demand deposits	16,450		11,977		9,951
Other deposits	1,199		707		220
Interest-bearing deposits	41,187	8.06%	39,023	9.93%	30,634	10.81%
Deposits from banks	2,151	8.33%	1,245	7.03%	447	7.61%
Savings deposits	24,485	6.46%	20,907	6.85%	19,735	7.61%
Time deposits	14,551	10.70%	16,872	13.95%	10,452	16.99%
Total	58,835	5.64%	51,707	7.49%	40,806	8.11%

Maturity of Deposits

The table below sets forth the maturity distribution of our deposits as of December 31, 2007.

				(in millions of R$)
	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total
Non-interest-bearing deposits	27,035	-	-	-	27,035
Demand deposits	25,630	-	-	-	25,630
Other deposits	1,405	-	-	-	1,405
Interest-bearing deposits:	36,395	1,764	3,740	6,541	48,440
Savings deposits	27,990	-	-	-	27,990
Time deposits	8,079	1,682	3,640	6,436	19,837
Deposits from banks	326	82	100	105	613
Total	63,430	1,764	3,740	6,541	75,475

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2007.

(in millions of R$)
Maturity within three months	5,201
Maturity after three months to six months	1,504
Maturity after six months to twelve months	4,068
Maturity after twelve months	3,087
Total time deposits in excess of US$100,000	13,860

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview – Regulation and Supervision – Regulatory Capital Requirements.” Additional information on capital requirements is discussed in note 30 to our consolidated financial statements.

Minimum Capital Requirements

The table below presents as of December 31, 2007, 2006 and 2005, the minimum regulatory capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. The information is presented on a fully consolidated basis, as required by the Central Bank.

	(in millions of R$, except percentages)
	Full consolidation
	2007	2006	2005
Regulatory capital (1)	37,095	30,478	17,681
Minimum regulatory capital required (2)	22,850	19,446	11,471
Capital to risk-weighted assets ratio	17.9%	17.2%	17.0%
Excess of regulatory capital over minimum regulatory capital required	14,245	11,032	6,210
(1) Based on Central Bank requirements (see note 30 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% as of December 31, 2007, 2006 and 2005.

Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital for the purposes of the capital to risk-weighted assets ratio, are described below:

I) Bank Deposit certificates:

- issued on December 23, 2002, with nominal value of R$ 850 million, maturity on December 23, 2009 and semi-annual interest at the average Interbank Deposit rate plus 0.87% per year;

- issued on February 26, 2003, with nominal value of R$ 673 million, maturity on February 26, 2008 and interest at the Interbank Deposit rate payable upon maturity;

- issued on March 26, 2007, March 27, 2007 and March 28, 2007, with face value of R$ 5 billion, maturity on April 2, 2012 and interest of 103.5% of the Interbank Deposit rate payable upon maturity;

- issued on May 18, 2007, May 21, 2007, May 22, 2007, May 23, 2007 and May 24, 2007, with face value of R$ 1,805 million, maturity on May 22, 2014 and interest of Interbank Deposit rate plus 0.35% per year payable upon maturity;

- issued on November 1, 2007, with face value of R$ 300 million, maturity on November 1, 2012 and interest of Interbank Deposit rate plus 0.35% per year payable upon maturity.

II) Non-convertible debentures:

- issued on September 1, 2001, with nominal value of R$ 600 million, maturity on September 1, 2008, no projected amortization or renegotiation and semi-annual interest at the average Interbank Deposit rate plus 0.75% per year.

III) Euronotes:

- issued on August 13, 2001, in the amount of US$100 million, and on November 09, 2001, in the amount of US$ 80 million, with maturity on August 15, 2011 and semi-annual interest at the rate of 10% per year;

- issued on August 13, 2001, in the amount of ¥ 30,000 million, with maturity on August 15, 2011 and semi-annual interest at the rate of 4.25% per year.

IV) Redeemable preferred shares:

- issued on December 31, 2002 by Itau Bank, Ltd., in the amount of US$ 393 million, with maturity on March 31, 2015 and semi-annual dividends calculated based on LIBOR rate plus 1.25% per year.

Short-term Borrowings and Securities Sold Under Repurchase Agreements

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$ 71,125 million, R$ 41,873 million and R$ 24,204 million as of December 31, 2007, 2006 and 2005, respectively. The principal categories of short-term borrowings are securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

The table below presents a summary of the primary short-term borrowings for the periods indicated.

	(in millions of R$, except percentages)
	2007	2006	2005
Securities sold under repurchase agreements
Amount outstanding	23,398	10,888	6,771
Maximum amount outstanding during the period	36,182	15,483	7,749
Weighted average interest rate at period-end	11.18%	13.17%	20.60%
Average amount outstanding during period	23,011	9,983	5,909
Weighted average interest rate	11.18%	13.17%	20.60%
Trade finance borrowings
Amount outstanding	5,808	1,980	1,789
Maximum amount outstanding during the period	7,633	2,394	3,151
Weighted average interest rate at period-end	4.74%	5.78%	4.31%
Average amount outstanding during period	5,461	1,633	1,954
Weighted average interest rate	4.62%	5.19%	3.53%
Local on-lendings
Amount outstanding	70	78	114
Maximum amount outstanding during the period	85	142	119
Weighted average interest rate at period-end	5.94%	5.74%	5.87%
Average amount outstanding during period	49	47	83
Weighted average interest rate	6.25%	7.28%	5.34%
Mortgage notes
Amount outstanding	282	520	-
Maximum amount outstanding during the period	523	520	-
Weighted average interest rate at period-end	9.18%	0	-
Average amount outstanding during period	328	346	-
Weighted average interest rate	11.10%	0	-
Commercial paper
Amount outstanding	3	-	-
Maximum amount outstanding during the period	3	-	-
Weighted average interest rate at period-end	5.67%	-	-
Average amount outstanding during period	3	-	-
Weighted average interest rate	5.67%	-	-
Euronotes
Amount outstanding	186	43	37
Maximum amount outstanding during the period	205	237	110
Weighted average interest rate at period-end	6.48%	5.30%	4.57%
Average amount outstanding during period	174	88	36
Weighted average interest rate	6.01%	5.03%	5.76%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	41,176	28,160	15,303
Maximum amount outstanding during the period	41,176	29,210	15,303
Weighted average interest rate at period-end	11.06%	13.05%	17.19%
Average amount outstanding during period	37,040	19,154	12,564
Weighted average interest rate	11.53%	13.05%	15.43%
Fixed rate notes
Amount outstanding	-	119	-
Maximum amount outstanding during the period	-	344	-
Weighted average interest rate at period-end	-	0	-
Average amount outstanding during period	-	156	-
Weighted average interest rate	-	0	-
Other short-term borrowings
Amount outstanding	202	85	190
Maximum amount outstanding during the period	250	336	401
Weighted average interest rate at period-end	7.69%	3.85%	8.34%
Average amount outstanding during period	127	177	142
Weighted average interest rate	10.83%	9.30%	5.14%
Total amount outstanding	71,125	41,873	24,204

4C.	Organizational Structure

Itaú Holding is part of the Itaúsa group of companies, among them Itautec S.A., Duratex S.A. and Elekeiroz S.A., which is one of the largest private business groups in Brazil in terms of revenues. See “Item 4B. Business Overview – Our Ownership Structure” and “Item 7A. Major Stockholders.” Our list of subsidiaries is included as Exhibit 8.1 to this Annual Report.

4D.	Property, Plants and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The four main offices and the main activities conducted in each of them are:

•	CEIC, or Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial area, back-offices and main administrative areas,

•	CAT, or Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, Tatuapé, São Paulo – SP – administrative areas,

•	CTO, or Centro Técnico Operacional, located at Avenida do Estado, 5533, São Paulo – data processing center, and

•	The wholesale and investment bank activities at our leased office, located at Avenida Brigadeiro Faria Lima, 3400 – 3rd through 8th floor – São Paulo.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and affiliated entities under renewable leases with terms ending from the first half of 2008 to the third quarter of 2028. Of our total administrative offices and branches (including ATMs, CSBs and parking lots), 21% of the buildings are owned by our subsidiaries and us and 79% are leased. Of our central administrative offices and branches, 46% of the buildings are owned by us and our subsidiaries, and 54% are leased.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Selected Statistical Information.”

Overview

Our results of operations are significantly affected by the following key factors, among others.

Brazilian Political and Economic Environment

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years we have benefited from a stable economic environment that has increased bank loans and deposits due to the sustained rate of growth of GDP over 3% per annum since 2004 reaching 5.4% in 2005. We have also been subject to the volatility of the exchange rate of the real in relation to the U.S. dollar, the euro and the yen, inflation, measures taken by the Brazilian government to combat inflation, and tax policy and regulatory changes, sometimes adopted at short notice.

In December 2007, the Brazilian Congress declined to renew the CPMF, a temporary tax instituted in 1992, payable on certain banking transactions at a rate of 0.38% on the financial value of the transaction. The CPMF was payable on all transfers from checking accounts, and financial institutions were responsible for the collection and remittance of the CPMF to the Brazilian tax authorities. The elimination of the CPMF in 2008 is expected to reduce tax revenues of the Brazilian government by R$ 40 billion. In reaction, the Brazilian government increased the CSLL as from May 2008 and the IOF beginning in January 2008. The CSLL is a tax on income with specific tax rates for bank institutions and the IOF is a tax on bank loans. Another measure taken by the government at short notice, which may affect negatively the profitability of several financial operations, was the Central Bank’s decision to impose new required reserves on deposits from leasing companies starting on January 31, 2008, thereby increasing the cost of funding for loan underwriting. In addition, the recent increase in the tax rate on financial operations (IOF) increases the cost of credit and may cause higher delinquency rates.

The decline in both inflation and inflation expectations since 2003 has allowed the Central Bank to decrease the short-term interest rate from 26.5% in June 2003 to 11.25% in October 2007. This reduction of interest rates eased the cost of credit to individuals and corporations. In real terms, bank loans increased 86% for corporations from 2004 to December 2007 and 57% for individual in the same period. As a result domestic demand has grown at annual rates of 5.2% since 2004 fostering GDP growth rates, which has averaged 4.8% per annum in the same period. Thus, since 2004, GDP growth has been driven by domestic demand with small or negative contribution from net exports of goods and services. Exports growth has been vigorous since 2002 reaching US$ 160 billion in 2007, in 2002 they were US$ 60 billion, but imports also have increased impressively, reaching US$ 120 billion in 2007, in 2002 they were US$ 47 billion.

The country has experienced a declining trade surplus from the maximum attained in 2006 of US$ 46.5 billion, to US$ 40 billion in 2007. This trend may bring volatility to the value of the real, but in fact this deficit has been accompanied by a substantial amount of foreign investment.

The primary fiscal surplus ended at 4% of GDP in December 2007. The combination of primary fiscal surplus, economic growth, lower interest rates and exchange rate appreciation resulted in a debt/GDP ratio of 42.8% in December 2007, after having reached a maximum of 56% in September 2002.

In 2007, Brazil’s economy performed well. GDP growth rate reached 5.4% and inflation remained below target. Brazilian currency appreciated in relation to other strong foreign currencies, even within an international environment of high risk aversion as a result of the U.S. sub-prime mortgage crisis. Despite the current account surplus reduction, the government accumulated international reserves in the amount of US$ 194 billion, which is roughly sufficient to repay both public and private foreign debt. Public foreign debt is US$ 86 billion and private debt is US$ 110 billion totaling US$ 196 billion. As a result of this liquid condition, the Brazilian sovereign risk premium showed no significant change, the Emerging Markets Bond Index, or EMBI spread, has remained below 300 basis points.

As of April 30, 2008, Standard & Poors raised the sovereign long term credit rating of foreign currency debt of Brazil government from BB+ to BBB-, the initial rating referred to as investment grade. On May 29, 2008 a second rating agency, Fitch Ratings, upgraded the rating of Brazil from BB+ to BBB. These actions have been one more reason for the inflow of foreign resources, which contributes to the appreciation of the real. Nevertheless, the rating agencies have pointed out weaknesses in fiscal policy on the relative size of the debt in relation to GDP when compared to countries with the same rating, and structural impediments to growth and investment in comparison to similar countries.

Until June 2008 the international financial crisis had not had a significant effect on Brazilian financial institutions, as no material direct exposure of Brazilian banks to U.S. sub-prime mortgages was revealed. Itaú Holding has not made any credit operations in the U.S. sub-prime market, including any collateralized debt obligations; however, the recent crisis in the United States sub-prime market may affect the market value of Brazilian institutions because of the volatility in international markets. There is also a risk that the government may decide to adopt regulatory measures to avoid drastic and sudden changes in international financial flows, which may have an adverse effect on our operations.

 The table below shows the real GDP growth, the inflation rate and the average real interest rate in Brazil as of and for each of the years ended December 31, 2007, 2006 and 2005:

	As of and for the year ended December 31,
	2007	2006	2005
Real GDP growth % (1)	5.42	3.75	3.16
Inflation rate % (2)	7.89	3.79	1.22
Inflation rate % (3)	4.46	3.14	5.69
Exchange rate variation %(R$ /US$)(4)	(16.7)	(8.66)	(11.82)
TR – a reference interest rate %(4)	1.45	2.04	2.83
TR – a reference interest rate %(5)	0.77	1.84	2.76
CDI (interbank interest rate) %(6)	11.82	15.03	19.00
CDI (interbank interest rate) %(7)	11.12	13.17	17.99
SELIC – overnight interest rate %(4)	11.88	15.08	19.05
SELIC – overnight interest rate %(5)	11.18	13.19	18.05
(1) Source: IBGE.
(2) Source: General Price Index - Internal Availability (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, as published by the Fundação Getulio Vargas.
(3) Source: IPCA, as published by IBGE.
(4) Source: Central Bank (accumulated rates for the period).
(5) Source: Central Bank (period end).
(6) Source: Custody and Settlement Chamber, or CETIP (accumulated rates for the period).
(7) Source: CETIP (period end).

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1999 through 2007:

	Inflation Rate (%) as measured by IGP-DI (8)	Inflation Rate (%) as measured by IPCA (9)
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
(8) Source: IGP-DI, as published by the Fundação Getulio Vargas.
(9) Source: IPCA, as published by IBGE.

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

Discussion of Critical Accounting Policies

General

The preparation of the financial statements included in this annual report involves certain assumptions that are derived from historical experience and various other factors that we deemed reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 2 - to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Allowance for Loans and Lease Losses

The allowance for loans and lease losses represents our estimate of the inherent losses on our loan and lease portfolio at the end of each reporting period. The methodology for determining the allowance for loans and lease losses is further described in “Item 4B. Business Overview - Selected Statistical Information - Loan Approval Process - Allowance for Loan and Lease Losses.” The determination of the amount of allowance for loans and lease losses involves judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis. The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating. Many factors affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis, such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during the measurements. Additionally, factors affecting the specific amount of provisions to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category. Although we frequently review and improve our models, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment result in greater uncertainty of these models than in more stable macroeconomic environments.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives. Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements. As of December 31, 2007 and 2006, we recorded a total of R$ 79.1 billion and R$48.4 billion, respectively, at fair value on our balance sheet. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The determination of fair value when quoted market prices are not available involves judgment by our management. For example, there are often limited market data to rely upon when estimating the impact of holding a large or aged position. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. The lack of precision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the allowance for loan and lease losses, estimates of the fair value of financial instruments, estimates of fair value of assets and liabilities acquired in business combinations, the amount of valuation allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability , the definition of assumptions used for computing pension plan liabilities, the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable. Therefore, actual results could differ from our estimates.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

 Results of Operations

The following table shows the principal components of our net income for 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)

Interest income	34,142	27,862
Interest expense	(12,966)	(10,939)
Net interest income	21,176	16,923
Provision for loan and lease losses	(5,535)	(5,148)
Net interest income after provision for loan and lease losses	15,641	11,775
Non-interest income	16,753	14,443
Non-interest expense	(20,831)	(17,955)
Income before taxes on income and minority interest	11,563	8,263
Taxes on income	(4,107)	(2,390)
Net income before minority interest	7,456	5,873
Minority interest	2	23
Extraordinary item	29
Net income	7,487	5,896

We significantly increased our operations in 2007, where the average balance of total assets grew 39.7% over the previous year and caused a positive impact in several line items of our statement of income. This increase was mainly due to the good Brazilian economic environment and, to a lesser extent, to the consolidation of our new operations in Chile and Uruguay. In particular, we emphasize the growth of 38.0% in the balance of loans and leases that contributed to the increase of the net interest income between the periods, as described below.

Interest Income

The following table shows the principal components of our interest income for 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)
Interest income
Interest on loans and leases	22,725	19,217
Interest on deposits in banks	2,657	2,664
Interest on Central Bank compulsory deposits	908	881
Interest on securities purchased under resale agreements	2,375	1,251
Interest on trading assets	3,416	2,538
Interest and dividends on available-for-sale securities	1,902	1,143
Interest on held-to-maturity securities	159	168
Total interest income	34,142	27,862

The 22.5% increase in interest income in 2007 is primarily due to an increase in the balance of loan and lease operations and, to a lesser extent, due to the change of the asset mix focused on higher margin products. In 2007, we continued to focus on vehicle financing and loans to micro and small companies. The loans and leases portfolio reached R$125,946 million (including guarantees) in 2007, representing an increase of 38% compared to 2006. However without the effect of the consolidation of our operations in Chile and Uruguay, the credit portfolio would have increased by 29.3% in 2007 compared to 2006.

The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatorily required loans”, which are sector-directed loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B - Business Overview - Regulation and Supervision.” In addition, the table presents the balance of credit operations in Argentina, Chile and Uruguay.

	As of December 31,
	(in millions of R$, except for percentages)
	2007		2006
Total of loans and leases	113,499	90.1%	81,538	89.4%
Guarantees granted	12,447	9.9%	9,697	10.6%
Total of loans and leases (including guarantees granted)	125,946	100.0%	91,235	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2007		2006		Variation (%)
Loans to individuals	55,577	44.1%	40,346	44.2%	15,231	37.8%
Credit card	10,969	8.7%	9,157	10.0%	1,812	19.8%
Personal credit	13,941	11.1%	12,790	14.0%	1,150	9.0%
Vehicles	30,667	24.3%	18,398	20.2%	12,269	66.7%
Loans to companies	54,753	43.5%	44,099	48.3%	10,655	24.2%
Micro-, small- and medium-sized companies	19,902	15.8%	14,973	16.4%	4,929	32.9%
Large companies	34,852	27.7%	29,126	31.9%	5,726	19.7%
Regulatorily required loans *	6,374	5.1%	5,949	6.5%	425	7.1%
Argentina / Chile / Uruguay	9,242	7.3%	842	0.9%	8,400	997.6%
Total of loans and leases (including guarantees granted)	125,946	100.0%	91,235	100.0%	34,711	38.0%

* Regulatorily required loans are composed by loans to individuals and companies.

Interest on loans and leases increased by R$ 3,508 million, or 18.3%, totaling R$22,725 million in 2007. This increase was mainly due to the increase of R$19,672 million, or 30.7%, in the average volume of loans and leases. The increase in the average volume of loans and leases was mainly due to an increase in vehicle financing, credit card operations and loans to companies in the micro-, small- and medium-sized segments as well as in the large corporate segment, as described below.

Loans to individuals totaled R$55,577 million in 2007, an increase of 37.8% compared to 2006. This increase is primarily a result of a 66.7% growth in vehicle financing, totaling R$30,667 million in 2007 due to our focus on this segment and a favorable economic environment. Credit card transactions increased 19.8% in 2007 compared to 2006, totaling R$ 10,969 million, as a result of the consistently growing popularity of this product due to its practicality and safety. Personal credit transactions had only a 9.0% increase in 2007compared to a 25.6% increase in the prior period due to our more restrictive credit policy focused on credit risk quality.

Loans to companies totaled R$ 54,753 million in 2007, an increase of 24.2% compared to 2006. Loans to micro-, small- and medium-sized companies increased 32.9% in 2007 compared to 2006, totaling R$ 19,902 million, mainly as a result of development of relationships with customers and of specific structures to offer solutions and advice on products and services. Loans to large companies increased 19.7% in 2007 compared to 2006, totaling R$34,852 million, due to the increased demand for credit by large companies as a result of the favorable Brazilian economic environment.

At the end of 2007, loans to individuals accounted for 44.1% of the total loans and leases, compared to 44.2% in 2006. Loans to companies accounted for 43.5% of the total loans and leases in 2007, compared to 48.3% in 2006. Credit operations in Argentina, Chile and Uruguay accounted for 7.3% of the total loans and leases in 2007, while in 2006 they represented 0.9% of the total loans and leases because the operations in Chile and Uruguay were not consolidated to our results during that period.

Interest on Central Bank compulsory deposits increased R$ 27 million in 2007, due to higher average balance of deposits, related to our growth. The increase was partially offset by the decrease in the basic interest rates (Selic).

Interest on securities purchased under resale agreements increased from R$ 1,251 million in 2006 to R$ 2,375 million in 2007. The income related to these operations increased by R$ 1,124 million or 89.8% in 2007 due to the increase of R$ 11,206 million in the average balance of securities purchased under resale agreements related to our growth.

Interest income on trading assets totaled R$ 3,416 million in 2007, an increase of R$ 878 million compared to 2006. This increase was mainly due to a 74.6% increase in the average balance of trading assets in 2007 compared to 2006 related to our growth. The increase was partially offset by the decrease in the basic interest rates.

Interest income from available-for-sale securities totaled R$ 1,902 million in 2007, representing an increase of R$ 759 million compared to 2006. This increase was mainly due to a 74.5% growth in the average balance of available-for-sale securities in 2007 in compared to 2006 related to our growth.

Interest Expense

The following table shows the principal components of our interest expense in 2007 and 2006.

	Year Ended December 31,
	2007	2006
Interest expense	(in millions of R$)
Interest on deposits	(3,318)	(3,873)
Interest on securities sold under repurchase agreements	(3,445)	(2,003)
Interest on short-term borrowings	(3,285)	(2,297)
Interest on long-term debt	(1,372)	(1,402)
Interest credited to investment contracts account balance	(1,546)	(1,364)
Total interest expense	(12,966)	(10,939)

In 2007, interest expense was R$ 12,966 million, representing an increase of R$ 2,027 million compared to 2006.

Interest expense on deposits was R$ 3,318 million in 2007, representing a decrease of approximately R$ 555 million compared to 2006, mainly as a result of a decline in the basic interest rates (Selic).

Interest on securities sold under repurchase agreements increased by R$ 1.442 million in 2007 compared to 2006. This increase was mainly due to a 163.2% increase in the average balance of securities sold under repurchase agreements compared to 2006 related to our growth.

Given the higher demand for credit, we have been increasingly facing important questions related to the need for consistent funding sources to sustain our ability to offer credit products. Interest on short-term borrowings increased 43% in 2007 compared to 2006, totaling R$ 3,285 million, mainly due to an increase in the average balance of short-term borrowing in 2007, which was caused by the increase in the balance of securities issued and sold to customers under repurchase agreements as a result of our funding strategy to raise funds in the market and backed by own securities.

Interest on long-term debt decreased to R$ 1,372 million in 2007 from R$ 1,402 million in 2006, mainly due to the decrease in the average yield during the period. The decrease was partially offset by the increase in the average balance of long-term debt, particularly subordinated debt.

Interest paid to the investment contracts account balance totaled R$ 1,546 million in 2007, an increase of R$ 182 million from 2006. This increase is due to a 37.3% growth in the average balance of investment contracts as a result of good market acceptance of our investment contracts products in 2007. See “Item 4B – Business Overview – Retail Banking – Private Retirement Plans.”

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$ 5,535 million in 2007, an increase of R$ 387 million in 2007 compared to 2006. The relatively small increase in provision for loan and lease losses vis-à-vis the significant growth in the balance of loans and leases in the same period was mainly due to the consistent improvement of the quality of our loans and leases portfolio as a result of the adoption of appropriate credit policies that have led to an improvement in the risk profile of successive harvests of credit. It is also important to emphasize that we have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations.

Non-Interest Income

The following table shows the principal components of our non-interest income in 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)
Non-interest income
Fee and commission income	7,750	6,737
Trading income (loss)	1,876	2,132
Net gain (loss) on sale of available-for-sale securities	(136)	281
Net gain on foreign currency transactions	83	(139)
Net gain (loss) on translation of foreign subsidiaries	(1,020)	(153)
Equity in earning of unconsolidated companies, net	416	511
Insurance premiums, income on private retirement plans and on capitalization plans	3,500	3,479
Other non-interest income	4,284	1,595
Total non-interest income	16,753	14,443

Non-interest income totaled R$ 16,753 million in 2007, an increase of R$ 2,310 million in 2007 compared to 2006. This increase was primarily due to the increase of R$ 2,851 million in other non-interest income related mainly to gains on sale of equity interests in the Bovespa and BM&F and the Serasa and Redecard. See “Item 4B. Business Overview – Divestitures”.

Fee and commission income reached R$ 7,750 million in 2007, an increase of R$ 1,013 million in 2007 compared to 2006. This increase was primarily due to an increase of R$ 342 million in credit card fees related to a 10.3% growth in our credit card base that reached 14,778 thousand units. The increase was, to a lesser extent, due to (i) an increase of R$ 152 million in revenues obtained from assets under management related to the growth of the balance of mutual funds that reached R$ 201,373 million in 2007 compared to R$ 179,330 million in 2006; (ii) an increase of R$ 181 million in fees charged on checking account services as a result of the growth of our customers’ base and due to rate adjustments; and (iii) an increase of R$ 132 million in the income from brokerage including underwriting commissions primarily due to the increase in our investment banking operations. The consolidation of our operations in Chile and Uruguay also contributed to the increase of fee and commission income.

Trading income was R$ 1,876 million, a decrease of R$ 256 million compared to 2006. This decrease reflects lower gains associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and mark-to-market effects on securities.

Net gain (loss) on sale of available-for-sale securities totaled a loss of R$ 136 million in 2007 compared to a gain of R$ 281 million in 2006. This decrease was mainly due to the recognition of currency exchange losses on securities matured or sold in 2007 that were reclassified to the statement of income upon maturity or sale. The real appreciation in relation to the U.S. dollar contributed to this effect in the last years.

Net gain on foreign currency transactions totaled R$ 83 million in 2007, an increase of R$ 222 million in 2007 compared to 2006. This increase was mainly due to arbitrage gains on foreign currency operations.

Net gain (loss) on translation of foreign subsidiaries totaled a loss of R$ 1,020 million in 2007 compared to a loss of R$ 153 million in 2006, mainly as a result of the effect of a greater exchange rate variation on assets and liabilities of investments abroad. During 2007, the real appreciated 17.2% against the U.S. dollar, compared to 8.7% in 2006.

Other non-interest income totaled R$ 4,284 million in 2007, an increase of R$ 2,689 million compared to 2006. This increase was due to gains on sale of equity interest in Serasa, Redecard, Bovespa and BM&F. See “Item 4B. Business Overview – Divestitures.”

 Non-Interest Expense

The following table shows the main components of our non-interest expense in 2007 and 2006.

	Year Ended December 31,
	2007	2006
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	(5,628)	(5,299)
Administrative expenses	(5,409)	(4,672)
Amortization of intangible assets	(961)	(609)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,509)	(2,663)
Depreciation of premises and equipment	(661)	(603)
Other non-interest expense	(5,663)	(4,109)
Total non-interest expense	(20,831)	(17,955)

Non-interest expense totaled R$ 20,831 million in 2007, an increase of R$ 2,876 million in 2007 compared to 2006. The increase is due to the reasons described below.

Salaries and employee benefits expenses totaled R$ 5,628 million in 2007, a 6.2% increase in 2007 compared to 2006. This increase was due to an increased number of branches, a wage adjustment of 6% under the Worker’s Union Agreement (Convenção Coletiva do Trabalho) established in September 2007 and the consolidation of our operations in Chile and Uruguay.

Administrative expenses totaled R$ 5,409 million in 2007, a 15.8% increase in 2007 compared to 2006. This increase was mainly due to the expansion of our operating activities, the addition of 161 branches to our branches network and the consolidation of our operations in Chile and Uruguay.

Amortization of intangible assets totaled R$ 961 million in 2007, an increase of R$ 352 million in 2007 compared to 2006. This increase was mainly due to investments made in BankBoston´s operations in Brazil, Chile and Uruguay in 2006 and 2007.

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled a negative result of R$ 2,509 million in 2007, a decrease of R$ 154 million in 2007 compared to 2006, mainly due to the lower price-level restatement of the reserves.

Depreciation of premises and equipment totaled R$ 661 million in 2007, a 9.6% increase in 2007 compared to 2006. This increase was mainly due to investments made in BankBoston’s operations in Brazil, Chile and Uruguay in 2006 and 2007.

Other non-interest expenses totaled R$ 5,663 million in 2007, an increase of R$ 1,554 million in 2007 compared to 2006 as a result of several reasons described as follows. In 2007, we had an increase of R$ 573 million in tax expenses on services, revenue and other taxes primarily related to increased operating activities. We also had an increase of R$ 728 million in litigation expenses related to constitution of provisions for civil and tax claims. Credit card related expenses increased R$ 143 million related to increased sales efforts.

Taxes on income

Taxes on income increased R$ 1,717 million in 2007 to R$ 4,107 million, compared to R$ 2,390 million in 2006. The earnings before taxes reached R$ 11,563 million in 2007, an increase of R$ 3,300 million as compared to 2006. In 2007, we obtained a lower tax benefit from interest on stockholders’ equity compared to 2006 because an increased portion of the stockholders’ remuneration for 2007 was distributed as dividends given the decrease in the Long-Term Interest Rate (TJLP) and the increase in net income during 2007. Law No. 9,249, dated as of December 26, 1995, created interest on stockholders’ equity as an alternative means to dividends of remunerating stockholders. Interest on stockholders’ equity is deemed to be a dividend payment. However, as opposed to dividend payments, interest on stockholders’ equity is deductible for income tax calculation subject to certain limits.

Net income

In 2007, our net income was R$ 7,487 million representing a 27% increase compared to 2006. The increase of 32.8 % in net interest income after provision for loan and lease losses was primarily due to the growth of the balance of loans and leases, as well as the positive effects related to the change in our credit portfolio mix. Also, this increase was a result of the improved credit risk which is the consequence of the adoption of credit policies that emphasize quality and diversification of clients. The increase in non-interest income is basically related to gains on sale of investments and the increase in non-interest expenses was mainly due to increases in personal, administrative and other non-interest expenses associated with the expansion of our operating segments, as well as the effect of the consolidation of our operations in Chile and Uruguay.

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Results of Operations

The table below shows the major components of our net income for 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(in millions of R$)

Interest income	27,862	21,338
Interest expense	(10,939)	(8,728)
Net interest income	16,923	12,610
Provision for loan and lease losses	(5,148)	(2,637)
Net interest income after provision for loan and lease losses	11,775	9,973
Non-interest income	14,443	11,957
Non-interest expense	(17,955)	(14,484)
Net income before taxes on income, minority interest and cumulative effect of a change in accounting principle	8,263	7,446
Taxes on income	(2,390)	(1,941)
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	5,873	5,505
Minority interest	23	(55)
Cumulative effect of a change in accounting principle, net of tax effect	-	3
Net income	5,896	5,453

Interest Income

The main components of our interest income for 2006 and 2005 are summarized in the table below.

	Year Ended December 31,
	2006	2005
	(in millions of R$)
Interest income
Interest on loans and leases	19,217	14,004
Interest on deposits in banks	2,664	2,547
Interest on Central Bank compulsory deposits	881	928
Interest on securities purchased under resale agreements	1,251	850
Interest on trading assets	2,538	1,710
Interest and dividends on available-for-sale securities	1,143	1,040
Interest on held-to-maturity securities	168	259
Total interest income	27,862	21,338

The 30.6% increase in interest income in 2006 is primarily due to an increase in the volume of credit transactions and to our strategy of changing the asset mix to focus on higher margin products and on segments capable of generating higher financial margins, with emphasis on loans to individuals and small companies.

The table below shows the performance of credit transactions with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatorily required loans,” which are loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B – Business Overview – Regulation and Supervision”.

	As of December 31,
	(in millions of R$ except for percentages)
	2006		2005
Total of loans and leases	81,538	89.4%	55,382	89.1%
Guarantees granted	9,697	10.6%	6,785	10.9%
Total of loans and leases (including guarantees granted)	91,235	100.0%	62,167	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2006		2005		Variation (%)
Loans to individuals	40,346	44.2%	25,198	40.5%	15,148	60.1%
Credit card	9,157	10.0%	4,079	6.6%	5,078	124.5%
Personal credit	12,790	14.0%	10,183	16.4%	2,607	25.6%
Vehicles	18,398	20.2%	10,936	17.6%	7,463	68.2%
Loans to companies	44,099	48.3%	31,583	50.8%	12,516	39.6%
Micro-, small- and medium-sized companies	14,973	16.4%	9,372	15.1%	5,601	59.8%
Large companies	29,126	31.9%	22,211	35.7%	6,915	31.1%
Regulatorily required loans *	5,949	6.5%	4,634	7.5%	1,315	28.4%
Argentina / Chile / Uruguay	842	0.9%	752	1.2%	90	12.0%
Total of loans and leases (including guarantees granted)	91,235	100.0%	62,167	100.0%	29,068	46.8%

* Regulatorily required loans are composed by loans to individuals and to companies.

Interest on loan and leases increased by R$5,213 million, totaling R$19,217 million in 2006.

The increase was mainly a result of a R$17,480 million increase in the average volume of loans and lease transactions, combined with the change in the product and customer mix. The income growth in the year primarily reflects the balance growth of our credit portfolio to individuals, credit card, vehicle financing and micro-, small- and medium-sized companies that took place throughout 2006.

The total balance of loans and leases, including guarantees granted, grew by 46.8% in the period, totaling R$91,235 million at the end of 2006, of which R$9,127 million resulted from BankBoston operations. The increased number of branches targeted to customers in different segments contributed to increase the balance of total loans and leases.

Loans to individuals totaled R$40,346 million, an increase of 60.1% compared to 2005. The most significant change in balance on an yearly basis was seen in the credit card segment. This change was due to organic growth in our card base, increase in the average ticket and, most importantly, consolidation of the portfolio arising from the split-off of Credicard which balance reached R$3,936 million at the end of 2006. The volume of vehicle financing increased 68.2% in 2006. Vehicle financing transactions have consistently grown at a strong pace. This growth was not aided by the acquisition of the BankBoston operations, as BankBoston did not operate in this segment. Personal credit transactions, one of our main business focus, showed a 25.6% increase in the period. The growth of individuals’ transactions - with lower amounts borrowed but higher margins - produced a positive effect on our net interest income.

Loans to companies totaled R$44,099 million in 2006, a 39.6% increase in comparison with the balance of 2005. Loans to micro-, small- and medium-sized companies totaled R$14,973 million in 2006, increasing 59.8% compared to 2005. The acquisition of the operations of BankBoston was an important driver in the expansion of our activities in this segment, allowing us to significantly penetrate in this segment. Loans to large companies also increased, totaling R$29,126 million in 2006. In 2006, the credit demand by large companies also increased, although many of them funded their expansion projects in the equity capital markets.

At the end of 2006, credit to individuals accounted for 44.2% of the total loans and leases portfolio, compared with 40.5% in 2005. Similarly, credit to companies comprised 48.3% of the loan portfolio in 2006, compared with 50.8% in 2005.

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

The following table describes the main components of our interest expense in 2006 and 2005.

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

Interest credited to investment contracts account balance reached R$1,364 million in 2006, an increase of R$176 million in 2006 compared to 2005. This increase is due to the growth in the average volume of funds managed under the private pension plans (VGBL and PGBL) considered investment contracts in 2006, partially offset by the decrease in interest rates during the period. See “Item 4B. Business Overview - Retail Banking - Private Retirement Plans.”

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

Non-Interest Income

The following table shows the principal components of our non-interest income in 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(in millions of R$)
Non-interest income
Fee and commission income	6,737	5,705
Trading income (loss)	2,132	2,532
Net gain (loss) on sale of available-for-sale securities	281	(20)
Net gain on foreign currency transactions	(139)	146
Net gain (loss) on translation of foreign subsidiaries	(153)	(330)
Equity in earning of unconsolidated companies, net	511	583
Insurance premiums, income on private retirement plans and on capitalization plans	3,479	2,681
Other non-interest income	1,595	660
Total non-interest income	14,443	11,957

Non-interest income reached R$14,443 million in 2006, an increase of R$2,486 million in 2006 compared to 2005.

Our fee and commission income reached R$6,737 million, an increase of R$1,032 million in 2006 compared to 2005. This result was partially driven by a R$357 million increase in credit card commission income, of which R$319 million came from the Credicard operations transferred to us on April 2006 which are being consolidated as from such date. Moreover, fees charged on checking account services also increased R$334 million due to the growth in our customers’ base. Asset management fees also increased R$206 million, as a result of the increased number of customers and volume of managed funds. The total balance of managed funds was R$179,330 million, increasing by 49.3% on a year to year basis.

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

Other non-interest income reached R$1,595 million, an increase of R$ 935 million in 2006 compared to 2005. This increase was mainly caused by the recognition of a gain of R$ 433 million on the termination of the Credicard joint-venture and the transfer to us of 50% of its operations. We also recognized a gain of R$ 158 million associated to the sale of Credicard brand to Citigroup.

Non-Interest Expense

The following table shows the main components of our non-interest expense in 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	(5,299)	(3,951)
Administrative expenses	(4,672)	(3,733)
Amortization of intangible assets	(609)	(441)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,663)	(2,233)
Depreciation of premises and equipment	(603)	(607)
Other non-interest expense	(4,109)	(3,519)
Total non-interest expense	(17,955)	(14,484)

Non-interest expense reached R$17,955 million, an increase of R$3,471 million in 2006 compared to 2005. In 2006, the main contribution to this increase were higher salaries and employee benefits and administrative expenses, in addition to the increase in claims, changes in provisions for insurance transactions, private retirement plans, and selling expenses for insurance, private retirement and capitalization products. These increases are associated with the expansion in our operating activities via organic growth and acquisitions.

Salaries and employee benefits expenses totaled R$5,299 million in 2006, a 34.1% increase from 2005. This increase is mainly due to increased number of branches, customer on-site branches and stores for low income non-bank customers. Furthermore, the impact of integrating BankBoston employees into our payroll totaled a cost of R$319 million in 2006. Salaries and employee benefits expenses were also affected by the remeasurement of the compensation cost related to our stock option plan – For more information, see “Note 2 – Significant Accounting Policies – s) Stock option plan” to our financial statements.

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

Insurance claims, changes in reserves for insurance transactions, for private retirement plans and acquisition costs totaled R$2,663 million, representing an R$430 million increase in 2006 compared to 2005. The liabilities under investment contracts for PGBL and VGBL totaled R$14,253 million in 2006, a 39.9% increase from 2005. In 2006, the increase in claims was proportional to the increase in insurance premiums.

Other non-interest expenses increased R$590 million on an yearly basis, totaling R$4,109 million in 2006, primarily as a result of an increase in direct tax expenses on services, revenue and other taxes that increased in proportion to the expansion in our operating activities.

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

Net Income

In 2006, our net income increased to R$5,896 million, representing a 8.1% increase compared to 2005, mainly due to an increase of R$1,802 million in our net interest income after provision for loan and lease losses. This was mainly due to the increase of R$6,524 million in interest income, primarily as a result of the growth of the balance of loans and leases, as well as from the positive effects caused by the change in the mix of our credit portfolios. The increase was partially offset by an increase of R$2,211 million in interest expense caused by the higher volume of funds used to support a significant demand for credit.

The increase in our provision for loan and lease losses resulted from our strategy of expanding our credit offerings to individuals, which has both the potential for higher financial margin and also higher risks exposure. The increase of R$2,486 million in non-interest income was primarily due to the increase in our operational activities, with particularly higher fee and commission income related to our credit card operations, checking account services and assets under management.

Non-interest expenses also had an increase in the amount of R$3,471 million reflecting the increase in salary and employee benefits, administrative expenses and other expenses associated with the increase in operating activities via organic growth and acquisitions.

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

Management controls our liquidity reserves by forecasting the resources that will be available for application by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee. These limits aim at ensuring sufficient liquidity, as well as foreseeing minimum needs. We revise these limits periodically and base them on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. The minimum amount of liquidity is determined by the reserve requirements established by the Central Bank. We satisfy these requirements by maintaining a proper balance between maturity distribution and diversity of sources of funds. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. See “Item 4B– Business Overview – Risk Management – Market and Liquidity Risk Management.”

The following table sets forth our average deposits and borrowings for 2007, 2006 and 2005.

	For the years ended December 31,
	2007		2006		2005
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	144,300	71.7%	97,879	67.7%	76,418	66.4%
Interest-bearing deposits	41,187	20.5%	39,023	27.0%	30,634	26.6%
Savings deposits	24,485	12.2%	20,907	14.5%	19,735	17.1%
Deposits from banks	2,151	1.1%	1,245	0.9%	447	0.4%
Time deposits	14,551	7.2%	16,872	11.7%	10,452	9.1%

Securities sold under repurchase agreements	22,879	11.4%	8,694	6.0%	5,909	5.1%
Borrowings:	64,014	31.8%	38,346	26.5%	31,695	27.5%
Short-term borrowings	40,975	20.4%	23,351	16.2%	16,160	14.0%
Long-term debt	23,038	11.5%	14,995	10.4%	15,535	13.5%
Investment contracts	16,220	8.1%	11,816	8.2%	8,179	7.1%
Non-interest-bearing liabilities	56,825	28.3%	46,679	32.3%	38,694	33.6%
Non-interest bearing deposits	17,648	8.8%	12,685	8.8%	10,172	8.8%
Other non-interest bearing liabilities	39,177	19.5%	33,995	23.5%	28,522	24.8%
Total liabilities	201,125	100.0%	144,558	100.0%	115,112	100.0%

Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B– Business Overview – Funding” and Note 15 to our Consolidated Financial Statements – Deposits, Note 16 – Short-term borrowings, and Note 17 – Long term debt.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity adequate. The strong demand for credit has increased the importance of issues associated with the funding of these transactions. In order to finance the growth in our loan portfolio, we increased the use of liquidity provided by time deposits and short-term borrowings in 2007, focusing on funds obtained in the market and backed by own securities.

We also seek to increase our savings deposit base and our base of market funds under our management. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds under our management.

Our ability to obtain funding depends on numerous factors, including general economic conditions, investors’ perception of emerging markets in general and of Brazil, in particular, prevailing economic and political conditions in Brazil, government regulations in relation to foreign exchange currency funding and our credit ratings.

Some of our long-term debt provides for acceleration of the outstanding principal amount upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2007, none of these events, including any events of default, or failure to satisfy financial covenants has occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2008.

Changes in Cash Flows

During 2007, 2006 and 2005, mainly changes in the Brazilian economic environment and market conditions affected our cash flow. The following table sets forth the main variations in our cash flows during 2007, 2006 and 2005.

	For the Year Ended December 31,
	2007	2006	2005
	(in millions of R$)
Net cash provided by operating activities	3,608	3,765	5,446
Net cash used in investing activities	(31,740)	(16,782)	(17,142)
Net cash provided by financing activities	49,604	17,463	12,301
Net increase (decrease) in cash and cash equivalents	21,472	4,446	605

Operating Activities

Our cash flows from operating activities provided for approximately R$3.6 billion, R$3.8 billion and R$5.4 billion for 2007, 2006 and 2005, respectively.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$31.7 billion, R$16.8 billion and R$ 17.1 billion in 2007, 2006 and 2005, respectively.

In 2007, 2006 and 2005, the cash used in investing activities resulted mainly from the increase in credit operations.

Financing Activities

Our cash flows from financing activities generated cash inflows of approximately R$49.6 billion, R$17.5 billion and R$12.3 billion in 2007, 2006 and 2005, respectively.

In 2007, the increase in our credit operations required us to gain access to different sources of funding, such as deposits, securities sold under repurchase agreements, short-term borrowings and long-term debts, increasing our cash flow from financing activities.

In 2006, the increase in our cash flow from financing activities was a result of the increase in securities sold under repurchase agreements and short-term borrowings, specially the issuance of securities issued and sold to customers under repurchase agreements. The increase in our credit operations required the diversification and an intensive use of different funding sources.

In 2005, our cash flows of financing activities increased mainly as a result of the increase in the volume of deposits, particularly time deposits, investment contracts and short-term debt instruments, and were partially offset by the increase in the purchase of treasury shares, cash dividends and interest on stockholders’ equity in 2005.

We paid dividends and interest on stockholders’ equity in the amounts of approximately R$ 2.3 billion, R$1.7 billion and R$ 1.9 billion for 2007, 2006 and 2005, respectively. We also acquired treasury stock, generating cash outflows of approximately R$ 261 million, R$ 37 million and R$ 1.6 billion for 2007, 2006 and 2005, respectively.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, that require banks to have regulatory capital equal to or greater than 11% of risk-weighted assets, which are similar to the recommendations of the Banking Supervision Committee of Basel. See “Item 4B – Business Overview – Regulation and Supervision – Regulation by the Central Bank – Regulatory Capital Requirements” for a detailed discussion of regulatory capital requirements.

As required by Central Bank rules, we measure our capital compliance in two different ways: by consolidating only our financial institutions, and on a fully consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. As of December 31, 2007, 2006 and 2005, our solvency ratio measured on a fully consolidated basis was 17.9%, 17.2% and 17.0%, respectively. The increase in our solvency ratio from 2006 to 2007 was a result of several factors, such as: (a) the net income of the period less the payment of dividends and interest on stockholders’ equity; (b) the amortization of goodwill and tax credit from the amortization of goodwill; (c) the issuance of subordinated debt; (d) the change of the procedures for calculation of exposure in gold, foreign currency and financial assets and liabilities subject to exchange variation; (e) the change from 0.5 to 1.0 of the factor applicable to said operations, included in the Basel ratio formula; and (f) the organic increase in weighted assets, mainly due to the growth of credit operations.

The Required Regulatory Capital (PLE) is calculated according to the following formula:

PLE = 0.11 X APR + SWAP + PRE + EXCHANGE

Where APR is the regulatory capital required to cover the risk-weighted assets, SWAP is the regulatory capital required to cover the risk of swap credits, PRE is the regulatory capital required to cover the market risk of fixed interest rates and EXCHANGE is the regulatory capital required to cover the market risk of positions exposed to exchange variation. To disclose the Capital Adequacy Ratio, we used to use the formula:

[PR – (SWAP + PRE + EXCHANGE)] / APR

Where PR is our regulatory capital.

However, to ensure the comparability with other financial institutions in the market, we started adopting the following formula as of September 30, 2006:

PR / [APR + (SWAP + PRE + EXCHANGE) / 0.11]

Although the option for one or another calculation methodology results in different ratios in most situations, the calculation of the margin is not affected as it is obtained by comparing PR and PLE.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2007, 2006 and 2005, according to the full consolidation method.

	Full Consolidation
	As of December 31,
	2007	2006	2005
	(in millions of R$ , except percentages)
Tier 1	29,611	28,182	17,444
Tier 2	7,721	2,538	3,200
Reference Capital	37,332	30,720	20,644
Adjustments	(237)	(242)	(2,963)
Our Regulatory Capital	37,095	30,478	17,681
Minimum regulatory capital required	22,850	19,446	11,471
Excess over minimum regulatory capital required	14,245	11,032	6,210
Capital to risk-weighted assets ratio	17.9%	17.2%	17.0%

Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 capital for the purposes of the capital to risk-weighted assets ratio, are described below:

I) Bank Deposit certificates:

- issued on December 23, 2002, with nominal value of R$ 850 million, maturity on December 23, 2009 and semi-annual interest at the average Interbank Deposit rate plus 0.87% per year;

- issued on February 26, 2003, with nominal value of R$ 673 million, maturity on February 26, 2008 and interest at the Interbank Deposit rate payable upon maturity;

- issued on March 26, 2007, March 27, 2007 and March 28, 2007, with face value of R$ 5 billion, maturity on April 2, 2012 and interest of 103.5% of the Interbank Deposit rate payable upon maturity;

- issued on May 18, 2007, May 21, 2007, May 22, 2007, May 23, 2007 and May 24, 2007, with face value of R$ 1,805 million, maturity on May 22, 2014 and interest of Interbank Deposit rate plus 0.35% per year payable upon maturity;

- issued on November 1, 2007, with face value of R$ 300 million, maturity on November 1, 2012 and interest of Interbank Deposit rate plus 0.35% per year payable upon maturity.

II) Non-convertible debentures:

- issued on September 1, 2001, with nominal value of R$ 600 million, maturity on September 1, 2008, no projected amortization or renegotiation and semi-annual interest at the average Interbank Deposit rate plus 0.75% per year.

III) Euronotes:

- issued on August 13, 2001, in the amount of US$100 million, and on November 09, 2011, in the amount of US$ 80 million, with maturity on August 15, 2011 and semi-annual interest at the rate of 10% per year;

- issued on August 13, 2001, in the amount of ¥ 30,000 million, with maturity on August 15, 2011 and semi-annual interest at the rate of 4.25% per year.

IV) Redeemable preferred shares:

- issued on December 31, 2002 by Itau Bank, Ltd., in the amount of US$ 393 million, with maturity on March 31, 2015 and semi-annual dividends calculated based on LIBOR rate plus 1.25% per year.

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

Through our financial executive committee, we monitor our maturity mismatches and positions and manage them within established limits. Management reviews our positions weekly and changes positions promptly as market outlooks change. For more detailed information on the monitoring of our positions, see “Item 4B– Business Overview – Risk Management – Market and Liquidity Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities position as of December 31, 2007 and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	(in millions of R$, except percentages)
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Total interest-earning assets	97,708	17,539	22,748	29,940	41,482	34,962	244,379
Interest-bearing deposits in other banks	19,027	1,813	3,638	6,050	1,515	1,089	33,132
Securities purchased under resale agreements and federal funds sold	21,309	-	-	-	-	-	21,309
Central Bank compulsory deposits	17,175	-	-	-	-	-	17,175
Trading assets	21,571	1,052	2,270	3,064	10,009	2,357	40,323
Securities available-for-sale	3,623	1,293	3,451	3,577	3,108	2,461	17,513
Securities held-to-maturity	5	9	244	80	56	1,034	1,428
Loans and leases	14,998	13,372	13,145	17,169	26,794	28,021	113,499
Total interest-bearing liabilities	116,774	8,499	4,793	9,158	9,723	17,804	166,751
Savings deposits	27,990						27,990
Time deposits	5,151	2,928	1,682	3,640	2,540	3,896	19,837
Deposits from banks	197	129	81	100	100	6	613
Securities sold under repurchase agreements and federal funds purchased	21,961	82	13	676	429	237	23,398
Short- and long-term borrowings	42,845	5,360	3,017	4,742	6,654	13,665	76,283
Investment contracts	18,630	-	-	-	-	-	18,630
Asset/liability gap	(19,066)	9,040	17,955	20,782	31,759	17,158	77,628
Cumulative gap	(19,066)	(10,026)	7,929	28,711	60,470	77,628
Ratio of cumulative gap to total interest-earning assets	(7.8)%	(4.1)%	3.2%	11.7%	24.7%	31.8%

Exchange Rate Sensitivity

The majority part of our operations is denominated in reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although settled in reais, are dollar-indexed and therefore expose us to exchange rate risks. The Central Bank regulates our maximum open, short and long foreign currency positions. As of December 31, 2007, 15.4% of our total obligations were denominated in, or indexed to foreign currency.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations, lending borrowings from governmental financial institutions in dollars. The proceeds of these operations are mainly applied to lending operations and securities purchases in dollars.

The following table sets forth assets and liabilities classified by currency including those settled in Brazilian reais and denominated in and indexed to foreign currencies as of December 31, 2007. This table may not reflect currency gap positions at any other given rates. Variations may also arise among the different currencies that are held.

	(in millions of R$, except percentages)
	As of December 31, 2007
	R$	Denominated in foreign currency	Indexed to foreign currency	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	224,782	24,697	20,051	269,530	16.6%
Cash and due from banks and restricted cash	2,814	315	58	3,187	11.7%
Loans and leases	88,405	12,078	8,239	108,722	18.7%
Securities (2)	52,443	6,200	621	59,264	11.5%
Premises and equipment, net	2,528	206	-	2,734	7.5%
Investments in affiliates and other investments	1,019	480	-	1,499	32.0%
Goodwill, net	638	49	-	687	7.1%
Intangibles assets, net	6,770	-	-	6,770	0.0%
Non-performing loans	4,777	-	-	4,777	0.0%
Allowance for loan losses	(7,234)	(207)	-	(7,441)	2.8%
Other Assets	72,622	5,576	11,133	89,331	18.7%
Percentage of total assets	83.4%	9.2%	7.4%	100.0%
Liabilities and Stockholders’ Equity:	228,086	28,445	12,999	269,530	15.4%
Non-interest bearing deposits	24,465	2,531	39	27,035	9.5%
Deposits, borrowings and other liabilities	167,810	25,292	12,687	205,789	18.5%
Minority interest in consolidated subsidiaries	646	708	-	1,354	52.3%
Stockholders’ equity	35,165	(86)	273	35,352	0.5%
Percentage of total liabilities and stockholders’ equity	84.6%	10.5%	4.8%	100.0%

(1) Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report
(2) Including (i) Trading assets, at fair value; (ii) Available-for-sale securities, at fair value; and (iii) Held-to-maturity securities, at amortized cost

The tables below present the composition of our off-balance sheet derivative instruments as of December 31, 2007, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy.

	(in millions of R$)
	Notional amounts
	R$	Denominated in or linked to Foreign Currency	Total
Off-balance sheet financial instruments
Swap contracts
Buy (Sale) commitments, net	(1,392)	1,392	-
Forward contracts
Buy (Sale) commitments, net	2,383	991	3,374
Future contracts
Buy (Sale) commitments, net	(9,681)	(8,877)	(18,558)
Option contracts
Buy (Sale) commitments, net	1,665	(9,120)	(7,455)

Disclosures about Financial Instruments Accounted at Fair Value in our Balance Sheet

The table bellow presents our assets and liabilities recorded at fair value in our balance sheet as of December 31, 2007 classified by the method used to determine fair value:

	(in millions of R$)
	As of December 31, 2007
	Quoted market prices	Prices provided by external sources (mainly dealer quotes)	Fair value based on models and other valuation method	Total
Securities purchased under resale agreements	-	21,309	-	21,309
Trading securities	-	20,194	16,383	36,577
Derivative financial instruments	-	-	3,746	3,746
Available-for-sale securities	2,437	93	14,983	17,513
Derivatives liabilities	-	-	(3,799)	(3,799)

Capital Expenditures

In 2007, we made capital expenditures in new branches and sales points. Over the past three years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

The table below sets forth our capital expenditures for the years ended December 31, 2007, 2006 and 2005.

	(in millions of R$)
	2007	2006	2005
Land and buildings	20	102	14
Furniture and data processing equipment	400	294	343
Leasehold improvements	135	118	97
Software developed or obtained for internal use	172	29	111
Other	46	43	47
Total	773	586	612

We expect that our capital expenditures in 2008 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2008 will be funded with our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

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

5F. Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2007:

	(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-term debt obligations	28,556	8,237	6,654	9,578	4,087
Operating and capital (finance) lease obligations	3,538	770	1,270	971	527
Guarantees and stand by letters of credit	12,514	3,934	876	1,151	6,554
Total	44,608	12,941	8,800	11,700	11,168

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of executive officers at the present date, who were elected on April 23, 2008 and May 5, 2008, by the annual stockholders’ meeting and the meeting of the board of directors, respectively.

Directors:

Name	Position	Date of Birth

Olavo Egydio Setubal	Chairman	04/16/1923
José Carlos Moraes Abreu	Vice Chairman	07/15/1922
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tapias (*)	Director	09/16/1942
Alfredo Egydio Setubal	Director	09/01/1958
Carlos da Camara Pestana	Director	07/27/1931
Fernão Carlos Botelho Bracher	Director	04/03/1935
Guillermo Alejandro Cortina	Director	09/09/1961
Gustavo Jorge Laboissiere Loyola (*)	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Persio Arida (*)	Director	03/01/1952
Ricardo Villela Marino	Director	01/28/1974
Roberto Teixeira da Costa (*)	Director	02/05/1934
Sergio Silva de Freitas	Director	01/16/1943
Tereza Cristina Grossi Togni (*)	Director	01/25/1949
(*) Independent members.

Executive officers:

Name	Position	Date of Birth

Roberto Egydio Setubal	President and Chief Executive Officer, or CEO	10/13/1954
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Antonio Carlos Barbosa de Oliveira	Executive Officer	06/13/1951
Rodolfo Henrique Fischer	Executive Officer	12/26/1962
Sérgio Ribeiro da Costa Werlang	Chief Risk Officer, or CRO	06/23/1959
Silvio Aparecido de Carvalho	Chief Financial Officer, or CFO	05/09/1949
Jackson Ricardo Gomes	Managing Director	08/21/1957
José Eduardo Lima de Paula Araujo	Managing Director	10/22/1970
Marco Antonio Antunes	Managing Director	10/31/1959
Wagner Roberto Pugliese	Managing Director	12/15/1958

As described below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa’s conglomerate.

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

Mr. José Carlos Moraes Abreu has been our vice chairman since 1986, a member of our international advisory board and a member of our appointments and compensation committee. He was our managing officer from 1964 to 1969, our executive vice president from 1969 to 1976, our chief executive officer from 1976 to 1985 and our president and chief executive officer from 1985 to 1990. He has been a member of the board of directors of Itaúsa since May 2001 and was its director general from April 1983 to April 2004. Mr. Abreu was also a member of the CMN from 1975 to 1984, a member of the board of directors of the Association of Banks of the State of São Paulo from 1980 to 1983, a member of the steering committee of the Brazilian Federation of Banks from 1983 to 1990, a member of the Council of the Brazilian Association of Leasing Companies from 1977 to 1994, and a member of the board of directors of Libra Bank Ltd. (London) from 1974 to 1989. Mr. Abreu has a bachelor’s degree in law from Universidade de São Paulo.

Mr. Alfredo Egydio Arruda Villela Filho was elected vice chairman of our board of directors in April 2001, he is also a member of our appointments and compensation committee, a member of our accounting policies committee and a member of our disclosure and trading committee. He has been a member of the board of directors of Itaúsa-Investimentos Itaú S.A. since 1995 and a member of the board of directors of Itautec S.A. since 1997. Mr. Villela Filho has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in business administration from Fundação Getulio Vargas. He is the nephew of Mrs. Maria de Lourdes Egydio Villela.

Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors in April 2001. He is the president of our international advisory board, of our capital and risk management committee and of our accounting policies committee and a member of our appointments and compensation committee. He has been our director since April 1995 and our president and chief executive officer since April 1994. He was our general manager from 1990 to 1994. He has been executive vice president of Itaúsa since May 1994. Mr. Roberto Setubal was the president of the Brazilian Federation of Banks Association (Federação Brasileira de Associação de Bancos), or FEBRABAN and of the Brazilian National Federation of Banks (Federação Nacional de Bancos), or FENABAN, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is a board member of the Institute of International Finance and of the International Monetary Conference, he is also a member of the international advisory committee of the Federal Reserve Bank of New York and a member of the international advisory committee of the New York Stock Exchange. Mr. Roberto Setubal has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a Master’s degree in Science Engineering from Stanford University. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Alfredo Egydio Setubal.

Mr. Alcides Lopes Tapias was elected a member of our board of directors in April 2002. He is a member of our disclosure and trading committee and member of the audit committee of Itaú’s financial conglomerate. He was a partner of InterAmericana Ltda. and InterAmericana Serviços from December 2001 to October 2003. He has been a partner of Aggrego Consultores since October 2003, he is a member of the board of directors and a member of the financing, audit and ethic committees of the Sadia Group and of the UBV – União Brasileira de Vidros e Brasmetal Waelzholz; a member of the advisory committees of BM&F, Medial Saúde, SPREAD Teleinformática S.A. and DMR Consulting Brasil and president of the advisory board of the Museum of Modern Art of São Paulo – MAM. He was a member of the curator committee of Fundação Antonio Prudente do Hospital do Câncer from 1999 to 2005. Mr. Tapias joined Banco Bradesco in 1957, rising through the ranks to become vice president of the executive board and the senior management board until 1996. Between 1991 and 1994, he was president of FEBRABAN and a member of the CMN. He represented Banco Bradesco on the boards of Ericsson, CSN, Latasa, Monteiro Aranha and others. Mr. Tapias has been a member of the board of directors of Tubos e Conexões Tigre since 2004. He was president of the Camargo Corrêa group from 1996 to 1999, and was elected chairman of the board of directors of its holding company. He was also chairman of the board of directors of Usiminas (1997) and of São Paulo Alpargatas up to September 1999, when he was appointed by the President of the Republic, Fernando Henrique Cardoso, to be Minister of Development, Industry and Foreign Trade, a position he occupied until July 2001. He has a bachelor’s degree in business administration from Universidade Mackenzie and a bachelor’s degree in law from Faculdades Metropolitanas Unidas.

Mr. Alfredo Egydio Setubal has been a member of our board of directors since April, 2007 and our executive vice president since March 1996. He has been our investor relations officer since 1995, with overall responsibility for communications with the capital markets. He has been the president of our disclosure and trading committee since August 2002 and he is a member of our accounting policies committee. He is responsible for our relationship with the CVM, the Central Bank and other government authorities with respect to capital market matters. He is the head of our capital markets area where he is responsible for the planning, implementation and compliance with our strategic guidelines. He was our executive director between 1993 and 1996. He has been a member of the board of directors of Itaú BBA since February 2003. He was a member of ANBID from 1994 to August 2003 and has been its president since August 2003. He has been a member of the board of directors of the Securities Dealers’ Association (Associação das Empresas Distribuidoras de Valores), or ADEVAL since 1993, of the BOVESPA since 1996, of the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas), or ABRASCA since 1999, and of the BOVESPA Holdings S.A. since August 2007. He was a member of the board of directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia), or CBLC from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores), or IBRI from 2000 to 2003 and a member since 2004. He has been the finance director of the Museum of Modern Art of São Paulo – MAM since 1992. He has a bachelor’s and a post-graduate degree in business management from Fundação Getulio Vargas. He is the son of Mr. Olavo Egydio Setubal and the brother of Mr. Roberto Egydio Setubal.

Mr. Carlos da Camara Pestana has been a member of our board of directors since October 1986 and president of the audit committee of Itaú’s financial conglomerate since July 2004. He is a member of our international advisory board and a member of our appointments and compensation committee. He was our managing officer from 1980 to 1985, vice-president officer from 1985 to 1986, executive vice president from 1986 to 1990 and our president from 1990 to 1994. He has a bachelor’s degree in law from Faculdade de Direito da Universidade Clássica de Lisboa.

Mr. Fernão Carlos Botelho Bracher has been a member of our board of directors since April 2003 and he is a member of our international advisory board and a member of our appointments and compensation committee. He has been vice chairman of the board of directors of Itaú BBA since February 2003. He was the president of Itaú BBA from 1988 to 2005. He was a lawyer at Pinheiro Neto Advogados until 1960, a director of Banco da Bahia from 1961 to 1973, director responsible for the international area of the Central Bank from 1974 to 1979, director vice president of group Atlântica-Boavista de Seguros from 1980 to 1982, vice president director of Banco Bradesco from 1982 to 1985, president of the Central Bank from 1985 to 1987 and chief negotiator of Brazilian foreign debt from June to December of 1987. He has a bachelor’s degree in law from Universidade de São Paulo and has studied in German universities.

Mr. Guillermo Alejandro Cortina has been a member of our board of directors since August 2006. From 1986 to 1992 he held several positions at Continental Bank in Buenos Aires, Argentina, such as fixed income strategist/planner and comptroller of finance. From 1993 to 1996 he served as second vice president at Bank of America Illinois (Continental Bank) in Chicago, Illinois. Since 1997, he has been working for BAC, in Charlotte, North Carolina, as senior vice president and senior corporate strategy manager, responsible for merger and acquisition (M&A) transactions and for the identification of and communication with potential and target companies. He has a bachelor’s degree in accounting and finance from Universidad Católica Argentina, and a master’s degree with emphasis on entrepreneurship, management and marketing strategies from the Kellogg Graduate School of Management, in Evanston, Illinois.

Mr. Gustavo Jorge Laboissiere Loyola has been a member of our board of directors since April 2006, a member of the audit committee of Itaú’s financial conglomerate, since May 2007 and a member of our capital and risks management committee. He was an effective member and president of our fiscal council from March 2003 to April 2006. He has been a partner and a director of Gustavo Loyola Consultoria S/C since February 1998. He was the president of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the director of the financial system regulation and organization area from March 1990 to November 1992. He was a partner and the director of MCM Consultores Associados Ltda. from August 1993 to May 1995, deputy director of Banco de Investimento Planibanc S.A. from February to October 1989 and operating director of Planibanc Corretora de Valores from November 1987 to January 1989. He has a bachelor’s degree in economics from Universidade de Brasília and a master’s degree and a doctorate in economics by Fundação Getulio Vargas.

Mr. Henri Penchas has been a member of our board of directors since April 1997 and he was our senior vice president from April 1997 to April 2008. He is a member of our disclosure and trading committee, a member of our capital and risks management committee, a member of our accounting policies committee and a member of our international advisory board. He was our executive vice president from 1993 to 1997. He was an executive director of Itaúsa from December 1984 to April 2008. He has been the vice president of the board of directors of Itaú BBA since February 2003. He has a bachelor’s degree in mechanical engineering from Universidade Mackenzie and a post-graduate degree in finance from Fundação Getulio Vargas.

Mr. Persio Arida has been a member of our board of directors since April 2001 and he is a member of our capital and risks management committee. He was the secretary of social coordination of the Federal Planning Secretariat, or SEPLAN, in 1985, a member of the executive board of the Central Bank in 1986, the president of BNDES from 1993 to 1994, and the president of the Central Bank in 1995. He has a bachelor’s degree in economics from Universidade de São Paulo and a Ph.D. in economics from the Massachusetts Institute of Technology. He is a member of the Institute for Advanced Study at Princeton and a member of the Smithsonian Institute in Washington.

Mr. Ricardo Villela Marino he has been a member of our board of directors since April 2008 and he is a member of our capital and risks management committee. He has been our executive officer since September 2006. He was our senior managing director from May 2005 to August 2005; managing director from April 2004 to April 2005; head of the Derivatives Dealing Desk (headed the team responsible for the structuring and sale of derivative solutions to middle market companies, institutional investors and private individuals) from 2003 to 2004; head of Business Intelligence (responsible for the mission to introduce radical and advanced technologies and methodologies which have helped Itaú become a benchmark in the credit card industry in Brazil) from 2002 to 2003. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa as well as relations with governments, banks and directors of companies in each of these countries at Goldman Sachs Asset Management – London. Mr. Villela Marino has a degree in business administration, from MIT Sloan, Cambridge, a master’s degree in business administration with specialization in financial administration and bachelor’s degree in mechanical engineering from Escola Politécnica (USP).

Mr. Roberto Teixeira da Costa has been a member of our board of directors since April 2001. He is a member of our disclosure and trading committee, a member of our international advisory board and a member of our appointments and compensation committee. He was involved in the creation of the CVM, where he served as chairman until 1979. He was also the international chairman of CEAL-Business Council of Latin America from 1998 to 2000. He was a member of the board of directors of Pão de Açúcar from 1998 to 2003 and has been a member of its advisory board since February 2003. He was a member of the advisory committee of the State of São Paulo newspaper. Mr. Teixeira da Costa has a bachelor’s degree in economics from Faculdade Nacional de Ciências Econômicas do Rio de Janeiro.

Mr. Sergio Silva de Freitas has been a member of our board of directors since October 1986 and a member of our international advisory board. He was our managing officer from 1984 to 1985, executive officer from 1985 to 1986, executive vice president from 1986 to 1993, senior vice president from April 1993 to April 2005 and a member of the board of directors of Itaú BBA from February 2003 to July 2005. He has been the president of the board of directors of Arcelor Brasil S.A. since December 2005. He has a bachelor’s degree in electrical engineering from the National Engineering School of Universidade Brasil.

Ms. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004 and a member of the audit committee of Itaú’s financial conglomerate since July 1, 2004. Ms. Grossi was appointed by our board of directors as our financial expert in compliance with the requirements and responsibilities set forth by Resolution 3,198 of the CMN and the Sarbanes-Oxley Act, due to her qualifications in the accounting and auditing areas. She is a member of our disclosure and trading committee and a member of our accounting policies committee. She was a member of the board of directors and deputy governor responsible for banking supervision of the Central Bank from April 2000 to March 2003, she was also a consultant, deputy head and department head for supervision from 1997 to March 2000 and inspector and supervision coordinator in Belo Horizonte from August 1984 to February 1997. She has been a member of the advisory banking board of the Toronto International Leadership Centre for Financial Sector Supervision since 2003. She graduated in business administration and accounting from the Universidade Católica de Minas Gerais in 1977 and has completed post graduation courses in Switzerland and in the United States. In April 2005, Ms. Grossi was convicted by a Brazilian trial court, together with other individuals, three of them members of the executive board of the Central Bank at the time of the facts giving rise to the case, which grew out of the Central Bank’s bailout of two banks that experienced severe difficulties in the wake of the real’s fluctuation in 1999. The conviction was based on the trial court’s finding that this decision made by the executive board of the Central Bank was illegal and that it had benefited third parties. At the time, Ms. Grossi was not a member of the executive board and for this reason did not participate in the decision. Ms. Grossi was not accused of receiving any personal gain, directly or indirectly, from the questioned operation. Ms. Grossi has forcefully maintained her innocence and has appealed the trial court’s decision.

Mr. Candido Botelho Bracher has been our executive vice president since May 2005 and he is a member of our capital and risks management committee. He has been a member of the board of directors of Itaú BBA since February 2003, director president since April 2005 and director vice-president – superintendent from February 2003 to April 2005, where he was responsible for the Commerce, Capital Markets and Human Resource Policies areas. He was a director at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has a degree in business administration from Fundação Getulio Vargas.

Mr. Antonio Carlos Barbosa de Oliveira has been our executive officer since May 2003. He was an executive officer between 1994 and 2002 and a managing director between 1991 and 1994. He has been a member of the board of director of Itaú BBA and its vice president since February 2003. He is responsible for the Administrative, Risks, Technology and Controllership areas. Mr. Barbosa de Oliveira has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master degree in science from the Massachusetts Institute of Technology (MIT).

Mr. Rodolfo Henrique Fischer has been our executive officer since September 1999 and he is a member of our capital and risks management committee. He has occupied various positions in our bank between 1984 and 1999, among which, general manager of exchange and foreign trade between 1991 and 1994 and managing director of exchange and foreign trade between 1994 and 1999. Mr. Fischer is the head of our treasury and financial area. He has also been a member of the board of directors of Itaú BBA, president of the board of CIP – Câmara Interbancária de Pagamentos, member of the board of directors of BM&F since December, 2004 and a member of the board of directors of the Emerging Markets Trade Association, or EMTA, since January, 2006. He was a member of the board of directors of the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro), or ANDIMA, until 2005. He has a bachelor’s degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a masters degree in management from the Massachusetts Institute of Technology.

Mr. Sérgio Ribeiro da Costa Werlang has been our executive officer since May 2003 and our chief risk officer since May 2008. He is a member of our capital and risks management committee and member of our accounting policies committee and he was our senior managing director from March 2002 to March 2003. He was an officer of the Central Bank from February 1999 to September 2000, responsible for economic policy matters; he was executive officer of Banco BBM from October 1997 to December 1998. He was a Research and Administrative Resources director of Banco BBM from 1994 to 1998. Mr. Werlang has a degree in naval engineering from the Universidade Federal do Rio de Janeiro, a masters degree in mathematical economics from Instituto de Matemática Pura e Aplicada do Rio de Janeiro and a PhD in economics from the University of Princeton.

 Mr. Silvio Aparecido de Carvalho has been our executive officer since October 2000 and our chief financial officer since May 2008. He was our general manager from 1984 to 1986, our technical officer from 1986 to 1988, a managing officer from 1988 to 1999, and our senior managing officer from 1999 to 2000. He is the head of the executive directory of comptrollership, a member of our accounting policies committee and member of the disclosure and trading committee. Mr. Carvalho has a degree in business administration and accounting sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, a master’s degree and a doctorate in comptrollership and accounting from the same university, both with honors. He completed the Stanford Executive Program at Stanford University in 1985. He has been a Professor of Universidade de São Paulo since 1976.

Mr. Jackson Ricardo Gomes has been our managing director since August 1995. He began working with group Itaú in 1983 as an analyst in the area of economic control. He was department manager from 1988 to 1989 and general manager/superintendent from 1990 to 1995. Mr. Gomes has a degree in aeronautical engineering from the Instituto Tecnológico da Aeronáutica – ITA, and has an MBA from the University of Chicago.

Mr. José Eduardo Lima de Paula Araujo has been our managing director since May 2008. He was our legal business superintendent (Superintendência Jurídica de Negócios) from December 2003 to April 2008, responsible for: (i) the negotiation by Itaú and its affiliates of acquisitions, divestment, corporate restructuring, strategic partnerships and alliances; (ii) the management of intellectual property rights of Itaú and its affiliates (copyrights, patents and more than 1500 trademark registrations) and the coordination of procedures (monopolies and administrative conduct proceedings) with the Brazilian antitrust agencies; and (iii) Secretary of the U.S. SEC 20-F Disclosure Committee and consultant for Disclosure of Acts or Material Facts and Trading Policies. He was a consultant for the Inter-American Development Bank from March 1998 to October 1999.  Mr. Paula Araujo is a lawyer and graduated from the Universidade de São Paulo in 1994. He has a masters degree in law (LL.M.) and a masters degree in business administration (MBA) from The George Washington University, obtained in 1998 and 2001, respectively.

Mr. Marco Antonio Antunes has been our managing director since March 2000. He was the manager of the budget control department from December 1990 to May 1997 and general manager from June 1997 to February 2000. Mr. Antunes holds a degree in metallurgy engineering from Universidade Presbiteriana Mackenzie and a post graduate degree in accounting and finances from Universidade de São Paulo (FIPECAFI).

Mr. Wagner Roberto Pugliese has been our managing director since May 2006 and he was our deputy managing director from May 2005 to April 2006. He occupied various positions in the period from 1983 to 2005, including auditing manager from 1990 to 1997, auditing superintendent from 1997 to 2002, and superintendent of auditing coordination from 2002 to 2005, responsible for the financing, international, capital markets and overseas operations, commercial and administration areas. Mr. Pugliese was an auditor at an independent auditor international firm from 1978 to 1980. He has been a sector director for internal accounting and compliance at FEBRABAN since 2004. He was a coordinator of the sub commission for internal accounting from 1999 to 2004, a second vice-president of the Latin American committee of internal audit and risk management within the Latin American Bank Federation (Federação Latino-Americano de Bancos), or FELABAN, from 2002 to May 2007 and has been its president since June 2007. He has also been a representative of FELABAN in FEBRABAN since 1999. He was a national director of training at the Brazilian Institute of Internal Auditors from 1995 to 1997. Mr. Pugliese has a degree in business administration from IMES, an accounting degree from Universidade São Judas, and a post graduation degree in business administration from Fundação Dom Cabral.

There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers are a party adverse to us. We have no knowledge of any arrangement or understanding with major stockholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

6B. Compensation

For the year ended December 31, 2007, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers for services rendered during that year in all capacities was approximately R$ 243.9 million. This number includes salaries in the amount of approximately R$ 134 million, profit-sharing plans and management participation in the amount of approximately R$ 109.9 million and contributions to pension plans we sponsor in the amount of approximately R$ 28.3 thousand. We are not required under Brazilian law to disclose the compensation of our directors, executive officers and members of our administrative, supervisory or management bodies on an individual basis, and we do not otherwise publicly disclose this information.

We have also granted options to our executive officers under the plan described in “Item 6E. Share Ownership – Stock Option Plan.” Each option gives to the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

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

In May 2005, we issued 14,900 stock options with an exercise price of R$ 27.13, 14,060 stock options with an exercise price of R$ 25.88 and 11,270 stock options with an exercise price of R$ 17.52. These options will expire in December 2008, 2009 and 2010, respectively.

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

In February 2007, we issued 7,836,200 stock options with an exercise price of R$ 72.45. These options will expire in December, 2014.

In August 2007, we issued 8,260 stock options with an exercise price of R$ 36.53, 11,540 stock options with an exercise price of R$ 54.79 and 22,290 stock options with an exercise price of R$ 72.45. These options will expire in December 2012, 2013 and 2014, respectively.

The main conditions of the options outstanding as of December 31, 2007 are as follows:

	As of December 31, 2007
	Exercise price (in R$)	Quantity of options	Remaining term period (in years)

	14.74	421,960	1 year
	14.06	2,394,820	2 years
	9.52	8,171,000	3 years
	14.39	8,615,300	4 years
	20.52	7,036,460	5 years
	30.12	8,430,540	6 years
	38.36	7,815,690	7 years
Total	14.88	42,885,770

Our compensation expense related to the stock option plans amounted to R$ 339 million, R$ 717 million and R$ 54 million for the years ended December 31, 2007, 2006 and 2005.

In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical assistance and dental care, educational expenses and private pension plan, in the amount of approximately R$ 3 million.

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

6C. Board Practices

Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate books,

•	calling stockholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors, in accordance with the recommendation of the audit committee,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	ratifying the decisions of the appointments and compensation committee and being informed of the Committee’s activities through its reports,

•
electing and removing the members of the advisory and international advisory boards as well as the appointments and compensation, audit, capital and risks management, accounting policies and disclosure and trading committees,

•	being informed of the activities and approve the decisions of the capital and risks management, accounting policies and disclosure and trading committees, and

•	determining the payment of interim dividends, interest on stockholders’ equity and the purchase of our own shares.

Our board of directors may be composed of a minimum of five and a maximum of twenty directors elected by our stockholders at the annual stockholders’ meeting. The directors elect one chairman and three vice-chairmen. The annual stockholders’ meeting held on April 23, 2008 elected the sixteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual stockholders’ meeting to be held in 2009. We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers is responsible for our day-to-day management. It may be composed of a minimum of five and a maximum of fifteen members. The board of directors as of May 5, 2008 elected the eleven members of our current board of executive officers, which consists of the president, two executive vice presidents, four executive officers and four managing directors, who collectively make up our board of executive officers, all for a term of one year, whose term ends upon the election at the board meeting following the 2009 annual stockholders’ meeting.

According to Brazilian Corporate Law, the adoption of a fiscal council is voluntary. Our fiscal council has been established annually since 2000, even when our bylaws do not provide a permanent status to our fiscal council. The fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by stockholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established by the Brazilian Corporate Law and encompass the oversight of management’s compliance with laws and bylaws, the issuance of a report on the annual and quarterly reports and certain matters submitted for stockholders’ approval and calling of stockholders’ meetings and the reporting of specific adverse matters arising at those meetings. Our fiscal council is composed of the following individuals, each of whom serves for a term of one year and were elected on April 23, 2008, by the annual stockholders’ meeting:

Name	Position	Date of Birth

Iran Siqueira Lima (*)	Member	05/21/1944
Alberto Sozin Furuguem (*)	Member	02/09/1943
Marcos de Andrade Reis Villela (**)	Member	04/12/1944
José Marcos Konder Comparato (*)	Deputy	09/25/1932
Paulo Alberto Schibuola (**)	Deputy	09/20/1945

(*)	Members indicated by the controlling block of stockholders.
(**)	Members indicated by the holders of preferred shares

Under our bylaws, we also have an appointments and compensation committee, which until April 27, 2005 was our stock option committee. We also have an audit committee, a capital and risks management committee, an accounting policies committee and a disclosure and trading committee, in addition to an advisory board and an international advisory board. We previously had an internal controls committee that was transformed into the audit committee, expanding its objectives and purposes in order to adapt it to the requirements of Resolution No. 3,198 of the CMN and the Sarbanes-Oxley Act. We also merged the disclosure committee with the trading committee, which became the disclosure and trading committee.

In 2005, our annual stockholders’ meeting approved the creation of the compensation committee with the presence of an independent board member. The compensation committee establishes the compensation of our directors, allocations of global and annual budget determined by our annual stockholders’ meetings, payments under profit sharing programs, stock options and benefits of any kind and representation budgets, taking into account the responsibilities, time spent on duties, competence and professional reputation and market value of services. The committee also guides compensation policy for directors of subsidiaries. According to the decisions taken by the annual and special stockholders’ meeting held on April 26, 2006, we changed the name of the compensation committee to appointments and compensation committee and the committee’s composition, objectives and purposes were expanded to include the following responsibilities: (i) the analysis and proposal of candidates for appointment to the board of executive officers; (ii) the proposal to the board of directors of candidates for the statutory committees; (iii) the raising of potential conflict of interest related to the participation of members of the board of directors or the board of executive officers in the statutory bodies of other corporations and (iv) the proposal of criteria for evaluating the activities of the board of directors. For information regarding the responsibilities of our appointments and compensation committee, see “Item 6E. Share Ownership.”

Our appointments and compensation committee is composed of the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Olavo Egydio Setubal	President	04/16/1923
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Carlos da Camara Pestana	Member	07/27/1931
Fernão Carlos Botelho Bracher	Member	04/03/1935
José Carlos Moraes Abreu	Member	07/15/1922
Roberto Egydio Setubal	Member	10/13/1954
Roberto Teixeira da Costa	Member	02/05/1934

Our audit committee has been in place since 2004 pursuant to Resolution No. 3,081/2003, which was revoked and replaced by Resolution No. 3,198 of the CMN and the Sarbanes-Oxley Act, and it is responsible, among other things, for overseeing:

•	the quality and integrity of the financial statements of Itaú’s financial conglomerate,

•	the compliance with legal and regulatory requirements,

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú’s financial conglomerate,

•	the performance, independence and quality of the work performed by the internal auditors of Itaú’s financial conglomerate,

•	the quality and the effectiveness of the internal controls and risk management systems of Itaú’s financial conglomerate, and

•	the recommendations for hiring and replacement of independent auditors to the board of directors.

Our audit committee is comprised of the individuals indicated in the table below, all of whom are independent within the meaning of the Sarbanes-Oxley Act and applicable NYSE rules, and each of whom serves for a one year term, as indicated in the board of directors’ meeting held on May 5, 2008. Ms. Tereza Cristina Grossi Togni, was appointed by the board of directors as our financial expert in compliance with the requirements and responsibilities set forth by Resolution No. 3,198 and the Sarbanes-Oxley Act. See “Item 6A. Directors and Senior Management” for the biographies of the members of the audit committee.

Name	Position	Date of Birth

Carlos da Camara Pestana	President	07/27/1931
Alcides Lopes Tapias	Member	09/16/1942
Gustavo Jorge Laboissiere Loyola	Member	12/19/1952
Tereza Cristina Grossi Togni	Member	01/25/1949

In 2008, our annual stockholders’ meeting approved the creation of the capital and risks management committee. The capital and risks management committee is responsible for reviewing and approving the policies and methodologies and monitoring the management of the risks and of the allocation of capital: (i) establishing limits of exposure to credit, market, operational and subscription risks; (ii) establishing limits for allocation of capital, considering the adjusted return to the risk and ensuring full compliance to the regulatory requirements.

Our capital and risks management committee is composed of the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Roberto Egydio Setubal	President	10/13/1954
Candido Botelho Bracher	Member	12/05/1958
Henri Penchas	Member	02/03/1946
Pérsio Arida	Member	03/01/1952
Ricardo Villela Marino	Member	01/28/1974
Rodolfo Henrique Fischer	Member	12/26/1962
Sérgio Ribeiro da Costa Werlang	Member	06/23/1959

In 2008, our annual stockholders’ meeting approved the creation of the accounting policies committee. The accounting policies committee is responsible for reviewing and approving the accounting policies and procedures: (i) assuring full compliance with the regulatory standards and their uniform application throughout the Itaú Conglomerate, with an emphasis on estimative, evaluation and judgmental criteria; (ii) monitoring the preparation of the account statements and the management’s discussion and analysis of the operation, on a quarterly basis, for the purposes of publication and dissemination.

Our accounting policies committee is composed of the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Roberto Egydio Setubal	President	10/13/1954
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Alfredo Egydio Setubal	Member	09/01/1958
Antonio Carlos Barbosa de Oliveira	Member	06/13/1951
Henri Penchas	Member	02/03/1946
Sérgio Ribeiro da Costa Werlang	Member	06/23/1959
Silvio Aparecido de Carvalho	Member	05/09/1949
Tereza Cristina Grossi Togni	Member	01/25/1949

Our disclosure and trading committee is responsible for the management of the corporate policies regarding the disclosure of material facts and procedures for insider trading, in order to: (1) assure the transparency, quality and safekeeping of the information provided to stockholders, investors, the press, government authorities and other capital markets entities; (2) observe and apply the criteria established by the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of stockholders’ equity or other securities benchmarked against stockholders’ equity, among other responsibilities.

The scope of our committees’ performance covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of their administrators and collaborators. Itaú was the first listed company in Brazil to introduce and maintain this governance committee. CVM’s Instruction No. 358 established that it is compulsory for listed companies to adopt a disclosure policy, which facilitated the adoption of a trading policy. In addition to adopting both policies, we expanded the scope of Instruction No. 358 by establishing the committee, which was not specifically required by law. We used to have two committees, the Trading and the Disclosure Committees, which were considered statutory bodies at the annual stockholders meeting held in 2005 and were later unified into a single committee (the disclosure and trading committee) at the annual stockholders’ meeting held in 2006.

Our disclosure and trading committee is composed of the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Alfredo Egydio Setubal	President and Investor Relations Officer	09/01/1958
Alcides Lopes Tapias	Member	09/16/1942
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Henri Penchas	Member	02/03/1946
Roberto Teixeira da Costa	Member	02/05/1934
Tereza Cristina Grossi Togni	Member	01/25/1949
Antonio Jacinto Matias	Member	09/11/1946
Silvio Aparecido de Carvalho	Member	05/09/1949
Antonio Carlos Barbosa de Oliveira	Member	06/13/1951

Our international advisory board is a deliberating entity with no decision-making power and meets annually to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to our increasing presence in the international financial community. Our international advisory board is comprised of our president and CEO, as well as three to twenty other members who are knowledgeable of international economics and finance affairs.

Our international advisory board is composed of the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

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

6D.Employees

General

The following table sets forth the number of our employees as of December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	Number of Employees
Employees (on a consolidated basis)	64,727	59,772	50,927
Brazil	60,440	58,561	49,830
Abroad	4,287	1,211	1,097
Banco Itaú Buen Ayre (Argentina)	1,368	1,106	1,009
Banco Itaú Chile	1,850	-	-
Banco Itaú Uruguay	477	-	-
OCA Casa Financiera (Uruguay)	440	-	-
Others	152	105	88

Employees from each of our business operations as of December 31, 2007, 2006 and 2005 are presented in the following table:

	December 31,
	2007	2006	2005
	Number of Employees
Itaú Holding and subsidiaries:
Banco Itaú	54,770	50,584	43,675
Banco Itaú BBA	963	802	706
Itaucred	8,877	8,297	6,464
Corporation (Parent Company)	117	89	82
Total	64,727	59,772	50,927

The number of our employees increased by 9% from December 31, 2006 to December 31, 2007, as a result of the development of the segment Itaucred, focused on personal loans, and the acquisitions of BankBoston operations in Brazil and Orbitall.

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

The employer entity representing banking institutions is FENABAN, which negotiates with two Confederations, CONTRAF and CONTEC, representing the employees. They carry out annual wage negotiations to establish salaries update, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels. We seek to have good relationships with our employees and with the labor unions that represent them, however, we are defendants in approximately 300 lawsuits in which labor unions dispute a variety of issues, such as economic plans, the integration of semester bonus on the base salary and the compliance with legislation.

We sponsor 13 pension plans for our employees that supplement what they receive under the Brazilian social security system. Five of these plans are managed by Fundação Itaubanco, a trust established for that purpose, under the supervision of a management board that is comprised of our representatives and representatives of our employees. The remaining plans are Funbep I and II Plans, which are managed by Funbep - Fundo de Pensão Multipatrocinado, Prebeg Plan, which is managed by Prebeg - Caixa de Previdência dos Funcionários do Banco BEG;, ACVM Plan –, which is managed by Fundação Bemgeprev;, Credicard I and II Plans –, which are managed by Citiprevi;, Itaubank Plan –, which is managed by Itaubank Sociedade de Previdência Privada and PGBL Plan (a defined contribution plan) designed for new employees since August 1, 2002. All trusts, Funbep, Prebeg, Fundação Bemgeprev, Citiprevi and Itaubank, are trusts established for managing pension plans.

As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan annually in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of the trusts that manage the plans. During 2007 and 2006, we made contributions to the pension plans at levels required by actuarial standards.

Integrated Performance and Potential Management

In order to continuously improve focus and unify valuation process results and people management, in 2007 a new valuation model was established at manager and supervisor levels. This model was named the Integrated Performance and Potential Management model.

Training and Development

Personnel development is one of Itaú Holding’s main values, and Itaú Holding makes efforts to train high performance teams engaged and motivated by sustainable development.

Itaú Holding supports diversity, seeing it as a way of promoting creative solutions and an open work environment. Itaú Holding has established a women’s committee, which discusses the role of women in the corporation and a committee representing the handicapped which aids the inclusion of the handicapped in the work environment.

Itaú Holding has implemented social and economic programs for minorities, such as the Apprentice Development Program (Programa de Desenvolvimento de Aprendizes) and the Afro-Descendants Internship and Development Program (Programa de Estágio e Desenvolvimento de Afro-descendentes), both of which provide mentoring and support for program members in their career development and in their understanding of the professional environment.

The continuous education for teams and for leaders promotes high level discussion on themes such as ethics, sustainability, and social and environmental responsibility, among other themes that relate to the organization’s corporate purpose.

The development of employees and their adherence to the“Modo Itaú de Fazer” (Itaú Way of Doing) principles are monitored, ensuring the conformity with and understanding of these principles. This promotes professional growth and development by imparting new knowledge, skills and attitudes meant to improve technical and managerial performance.

Itaú’s engagement in its employees’ development is illustrated by the ISO 9001 Certification, granted to Itaú in 2006 by the Corporate Education System, certifying that the company gives importance to its employees’ professional training.

6E. Share Ownership

The members of our board of directors and our board of executive officers, on an individual basis and as a group, beneficially own less than 1% of shares of our common stock and less than 2% of shares of our preferred stock. See “Item 7A. Major Stockholders” for more information.

Stock Option Plan

We are one of the few Brazilian companies to compensate executives with stock options since 1995. Accordingly, part of our management’s variable compensation is in the form of stock options, thus generating commitment to our performance. Our stock options plan, or the Plan, became official and available at our investor relations’ website since 2002.

Our Plan is designed to retain the services of our officers and to obtain highly qualified employees. Each option gives the holder the right to one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

The Plan is managed by the appointments and compensation committee, comprised of six to eight members who are elected on an annual basis by the board of directors and is presided by one of the members of the board of directors. The appointments and compensation committee periodically grants and sets the terms of the share options and determines which officers will be included in the plan. In certain cases, options may also be granted to officers of our subsidiaries and highly qualified employees, and may be used to attract certain skilled professionals. Our board of directors may modify the decisions of the appointments and compensation committee at their first meeting after the date the options were granted. This not being the case, the options granted by the committee can be deemed to have been confirmed. The appointments and compensation committee may only grant the options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian Corporate Law. The amount of options granted in any given year may not exceed 0.5% of our total shares, at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the appointments and compensation committee or outside certain suspension periods. The vesting period may vary, at the appointments and compensation committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised. The exercise price of the option is determined by the appointments and compensation committee at the time of the grant and shall be restated up to the month prior to the exercising of the option. In determining the exercise price, the appointments and compensation committee shall consider the average prices for our preferred shares on the days the BOVESPA is open for business, for the period of at least one and, at the most, three months prior to the issuance of the stock option, at the committee’s discretion. An adjustment of up to 20% more or less than the average price is permitted. The Plan also stipulates that, after the exercise of the option, the stockholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option. For further information relating to the issuance of our stock options, see “Item 6B. Compensation”. For more information regarding our stock option plans, see Note 26 to our consolidated financial statements.

ITEM 7 MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Stockholders

In accordance with our bylaws, there are two classes of stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our stockholders, and there are no differences in the voting rights conferred by each of our common shares. See “Item 10B. Memorandum and Articles of Association – Voting Rights” for information regarding our capital stock and our two classes of stock.

The following table sets forth certain information as of March 31, 2008 with respect to:

• any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

• any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

• other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of	Total Number of Shares	% of	Total Number of Shares	% of
	(per share, except percentage amounts)

Itaúsa–Investimentos Itaú S.A.	1,073,180,930	85.6	56,060	0.0	1,073,236,990	43.9
Bank of America Corporation (*)	41,073,672	3.3	137,036,188	11.5	178,109,860	7.3
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil	7,501,700	0.6	80,434,200	6.8	87,935,900	3.6
Treasury Stock	10,265,646	0.8	57,206,320	4.8	67,471,966	2.8
Others	120,978,564	9.7	916,259,160	76.9	1,037,237,724	42.4
Total (*)	1,253,000,512	100.0	1,190,991,928	100.0	2,443,992,440	100.0

(*) Includes 41,073,672 common shares (adjusted according to stock splits effected on October 1, 2007), approved to be issued as purchase consideration for the acquisition of BankBoston Chile and Uruguay to Bank of America, or BAC, by the special shareholders' meeting held on December 26, 2006. On February 26, 2007 and March 23, 2007, with the conclusion of the acquisition of the BankBoston Chile and Uruguay operations, respectively, these shares were delivered to BAC.

Until March 24, 2003, Itaúsa was the direct controlling stockholder of Banco Itaú through its 85.6% direct ownership of its common shares. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha family, which includes Alfredo Egydio Arruda Villela Filho, one of our vice chairmen, Alfredo Egydio Setubal, an executive vice president, Ricardo Villela Marino, one of our directors, Olavo Egydio Setubal, our chairman, and Roberto Egydio Setubal, our president and chief executive officer. Itaúsa holds equity interests in several companies active in the financial and real estate industries, as well as the lumber, ceramic, chemical and electronics industries.

After March 24, 2003, as a result of a corporate reorganization, Itaú Holding became the direct controlling stockholder of Banco Itaú with 100% of its shares. Itaú Holding is in turn controlled by Itaúsa, which holds 85.6% of its common shares.

The consideration paid for the acquisition of BankBoston operations in Brazil was the issuance of 68,518,000 preferred shares of Itaú Holding and for the acquisition of BankBoston operations in Chile and Uruguay was the issuance of 20,537,000 common shares of Itaú Holding, corresponding to 7.3% of the total capital stock of Itaú Holding. BAC, the second largest bank in the world in market value, became an important stockholder of Itaú Holding.

The table below contains information regarding the ownership of our shares and ADSs as filed by the holders of such shares and ADSs in the United States, according to our internal share record, as of March 31, 2008:

	Number of Shares	Number of Shareholders
Common Shares	41,095,078	9
Preferred Shares	290,941,383	221
Preferred Shares Represented by ADS	214,850,031	1	(*)
Total	546,886,492	231

(*) Bank of New York.

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

Accordingly, we have not made any loans or advances to any of our subsidiaries and affiliates, executive officers, board members or their family members. In addition, we, Itaúsa and our subsidiaries do not have any loans or guarantees outstanding with any affiliates that are financial institutions. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. See “Item 4B. Business Overview – Regulation and Supervision.”

Transactions with companies that are part of our consolidated group are always conducted on the same prices, terms and rates than the market, and have been completely eliminated in our consolidated position and results of operations. These operations are generally banking and interbanking transactions, which are detailed below.

	(in millions of R$)
Balances	2007	2006	2005
Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	172,066	101,653	70,855
Securities issued by consolidated entities and acquired by other consolidated entities	57,293	44,172	23,384
Securities repurchased and resale agreements between consolidated entities	19,208	14,825	5,886
Investment revenues	16,012	11,436	11,533
Derivative financial instruments - Liabilities	4,818	3,644	2,129
Debentures revenues	11,540	3,443	3,074
Loans to consolidated entities	2,918	1,277	2,272
Dividends	2,157	1,089	982
Foreign currency purchases and sales to be settled between consolidated entities	8,628	889	493
Borrowings and on-lendings between consolidated entities	4,375	429	1,501
Fees receivable/payable between consolidated entities	331	319	504
Tax and social securities contributions	248	260	182
Deferred income	60	29	28
Interbank accounts of subsidiaries	32	25	64
Negotiation and intermediation of securities	5	-	3
Other balances between consolidated entities	4,794	3,969	2,779

The table below sets forth the operations between Itaú Holding and its consolidated subsidiaries with entities that follow the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

		(in millions of R$, except percentages)
	2007	2006	2005
ASSETS
Interbank deposits
Banco Credicard S.A.	-	-	297
Annual interest (%)	-	-	18.44
Banco Itaú Europa S.A.	158	515	948
Annual interest (%)	4.74	4.44	4.27
BIE - Bank & Trust Ltd.	-	22	-
Annual interest (%)	-	1.00	-
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	-	176	181
Annual interest (%)	-	3.30	2.01
Securities
Banco Itaú Europa S.A.	-	66	70
Annual interest (%)	-	5.73	4.96
Banco Itaú Europa Luxembourg S.A.	-	-	386.00
Annual interest (%)	-	-	4.26
Loans and Leases
Banco Itaú Europa S.A.	365	-	-
Annual interest (%)	0.08	-	-
BIE - Bank & Trust Ltd.	54	-	-
Annual interest (%)	5.52	-	-
Dividends receivables
Serasa S.A.	-	17	15
Redecard S.A.	-	37	-
LIABILITIES
Non interest-bearing deposits
Banco Credicard S.A.	-	-	8
Redecard S.A.	-	192	-
Short-Term Borrowings
BBI Miami	19	-	-
Annual interest (%)	7.74	-	-
Debentures
Tulipa Administração e Participações Ltda.	-	-	473
Annual interest (%)	-	-	18.05
Other liabilities
Credicard Banco S.A.	-	-	3
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services revenues
Banco Credicard S.A.	-	-	99

(1) Subordinated floating rate note acquired in November 2000, maturing on November 28, 2008.

The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

		(in millions of R$)
	2007	2006	2005
LIABILITIES
Interest-bearing deposits
Duratex S.A.	10	-	192
Annual interest (%)	104.45 of CDI	-	18.20
Elekeiroz S.A.	22	-	-
Annual interest (%)	101.50 of CDI	-	-
Trade notes payable
Itautec S.A.	8	16	11
TRANSACTIONS (Other than financial income and expense recognized on the financial transactions above)
Services expenses
Itautec S.A. (1)	181	154	134
Equipments and software purchase
Itautec S.A.	125	112	90

(1) Maintenance and services related to electronic equipment and software.

Itaú Holding has made regular donations to Fundação Itaú Social, a charitable foundation whose objectives are:

• to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the area of teaching and health;

• to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social;” and

• to act as a supplier of ancillary services to companies of the group.

Itaú Holding is the founding partner and sponsor of the Instituto Itaú Cultural – IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services rendered by Fundação Itaú Social to Itaú Holding are presented below:

		(in millions of R$)
	2007	2006	2005
Donations by Itaú Holding to
Fundação Itaú Social	2	2	2
Instituto Itaú Cultural	4	27	25
Services provided to Itaú Holding by
Fundação Itaú Social	20	25	23

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

We are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits. In addition, we are defendants in various lawsuits brought by customers, seeking indemnification for damages, as well as by account holding customers disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments, most of them related to those plans. We are also a defendant in several claims filed by labor unions. We are not a defendant in any material administrative proceeding with the CVM, SUSEP, the Central Bank or municipalities. We are routinely involved in consumer complaints filed with the SUSEP and the Central Bank, which do not constitute an administrative proceeding.

Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. As of December 31, 2007, we have established reserves in the amount of R$ 1,280 million for civil litigation, R$ 1,754 million for labor-related lawsuits and R$ 512 million for tax and social security represented by lawsuits and administrative proceedings involving federal and municipal taxes. We have also reserved R$ 5,347 million for tax-related lawsuits, where we are contesting the position of the federal, state or municipal government, as the case may be, based on grounds of illegality or unconstitutionality. Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

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

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits of the corporation, comprising normal dividends and/or interest on stockholders’ equity, that must be distributed to stockholders as described below. See “Item 10B. Memorandum and Articles of Association – Preferred Shares and Common Shares - Calculation of Distributable Amount.” Moreover, it establishes that holders of preferred shares not carrying a right to fixed or minimum dividends have a statutory right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

Under our bylaws, we are required to distribute to stockholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of the distributable amount, or the mandatory dividend, in any particular year. In addition to the mandatory dividend, our board of directors may recommend to the stockholders payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. Each preferred share will be entitled to a priority minimum annual dividend of R$ 0.022.

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if its management and fiscal council report to its stockholders at a stockholders’ meeting that the distribution would be incompatible with the financial circumstances of the company and the stockholders ratify this decision at the stockholder’s meeting. In this case, management must forward an explanation to the CVM, within five days of the stockholders’ meeting, justifying the decision made at the stockholders’ meeting and the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

Payment of Dividends

We are required to hold an annual stockholders’ meeting by no later than April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Dividends are required to be paid to record holder on a dividend declaration date that must occur prior to the end of the fiscal year in which the dividend was declared, according to the Brazilian Corporate Law. A stockholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment.

Stockholders who do not reside in Brazil must generally register with the Central Bank to have dividends and/or interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E. Taxation – Brazilian Tax Considerations – Registered Capital.” The preferred shares underlying the ADSs will be held in Brazil by the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar of our preferred shares. The registrar will be The Bank of New York Mellon.

Payments of cash dividends and distributions, if any, on preferred shares underlying the ADSs will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will have it delivered to the depositary for distribution to holders of our ADSs. See “Item 12D. American Depositary Shares.” In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends and/or interest on stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted. See “Item 3A. Selected Financial Data - Exchange Rates.” Brazilian corporations may, subject to certain limitations, make payments to stockholders in the form of interest on stockholders’ equity as an alternative form of making dividend distributions. The principal difference between dividends and interest on stockholders’ equity is their tax treatment. Dividends paid to stockholders who are not Brazilian residents, including holders of the ADSs are exempt from Brazilian income tax withholding. However, any interest on stockholders’ equity is subject to Brazilian income tax withholding. See “Item 10E. Taxation - Brazilian Tax Considerations.”

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

The following table sets forth the dividends and interest on stockholders’ equity paid to holders of our common shares and preferred shares since 2005 in U.S. dollars translated from reais at the commercial exchange rate as of the date of payment.

	Dividends and Interest on stockholders’ equity
	R$ per share	US$ equivalent per
Year	(common and preferred)	share at payment date
2005 (1)	0.8243	0.3522
2006 (1)	0.9734	0.4553
2007	1.1796	0.6660

(1) Due to the stock split effected in 2005 and the stock split effected in 2007, interest on stockholders’ equity paid in 2006 and 2005 are presented after giving retroactive effect to the stock split approved on August 22, 2005 and the stock split approved on August 27, 2007.

	Interest on stockholders’ equity
	R$ per share	US$ equivalent per
Month (Payment date)	(common and preferred)	share at payment date
January 2, 2008	0.0120	0.0068
February 1, 2008	0.0120	0.0069
March 3, 2008	0.8820	0.5245
April 1, 2008	0.0120	0.0068
May 2, 2008	0.0120	0.0073
June 2, 2008	0.0120	0.0074

8B. Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9 THE OFFER AND LISTING

9A. Offer and Listing Details

Our preferred shares trade on the New York Stock Exchange (NYSE) under the symbol “ITU” in the form of American Depositary Shares, or ADSs. We listed our ADSs on the New York Stock Exchange and became a U.S. registered company on February 21, 2002 and have therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP format and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act. Each ADS represented 500 preferred shares then. On October 20, 2004, we effected a reverse stock split whereby each 2 (two) ADSs represent 1 (one) preferred share. On October 2005, a stock split was carried out in Brazil and the ADS to preferred share ratio changed to 1:1. The last modification was on October 2007, when we effected a stock split, which a new ADR was distributed for each ADR existing on the NYSE. The ADSs are evidenced by American Depositary Receipts (or ADRs), issued by The Bank of New York Mellon, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

We are a public company with shares traded on the market since our foundation, in 1945, date of our register at BOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BOVESPA under the symbol “ITAU4” for the preferred shares and “ITAU3” for the common shares without par value.

As of December 31, 2007, there were:

•	an aggregate of 1,190,991,928 preferred shares issued, including 36,675,620 held as treasury shares, and 1,253,000,512 common shares issued, including 10,265,646 held as treasury shares, and

•
41,631,563 common shares and 648,579,563 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody and also includes the stake held by BAC), representing 3.3% and 54.5%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS represents one preferred share without par value. As of December 31, 2007, there were approximately 220.1 million ADSs outstanding, representing approximately 18.5% of the preferred shares. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon. As of December 31, 2007, there were 6 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits (Certificados de Depósitos Argentinos) or CEDEARs, in the Argentine Stock Exchange (Bolsa de Comércio de Buenos Aires), or BCBA. Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2007, there were approximately 3,743,200 CEDEARs outstanding.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BOVESPA, in reais and U.S. dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information for periods prior to June, 2008 when the stock bonus of 25% was effected is presented after giving retroactive effect to such bonus.

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2003	11.64	5.90	4.03	1.63
2004	16.40	8.92	6.06	2.85
2005	23.96	15.02	10.99	5.65
2006	31.00	20.41	14.80	8.93
2007	41.20	27.00	23.34	12.62

2006
1st quarter	29.20	22.04	13.78	9.43
2nd quarter	30.56	20.41	14.80	8.93
3rd quarter	27.20	22.93	12.68	10.44
4th quarter	31.00	25.80	14.50	11.91

2007
1st quarter	32.00	27.00	15.26	12.62
2nd quarter	36.00	28.04	18.52	13.69
3rd quarter	37.84	28.48	20.45	13.48
4th quarter	41.20	32.82	23.34	17.74

2008
1st quarter	36.78	28.46	21.68	16.14

Share prices for the most recent six months are as follows:

December 2007	41.20	35.44	23.34	19.59
January 2008	36.78	29.30	20.75	16.15
February 2008	36.24	28.46	21.68	16.14
March 2008	35.48	30.80	21.25	17.64
April 2008	38.56	31.64	22.85	18.39
May 2008	41.90	36.44	25.38	21.76

Source: Economática System

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2003	4.00	1.64
2004	6.07	2.83
2005	11.07	5.64
2006	14.58	8.87
2007	23.50	12.62

2006
1st quarter	13.80	9.79
2nd quarter	14.52	8.87
3rd quarter	12.72	10.38
4th quarter	14.58	11.88

2007
1st quarter	15.28	12.62
2nd quarter	18.64	13.72
3rd quarter	20.47	13.38
4th quarter	23.50	17.87

2008
1st quarter	21.80	16.02

Share prices for the most recent six months are as follows:

December 2007	23.50	19.50
January 2008	20.87	16.07
February 2008	21.80	16.02
March 2008	21.25	17.60
April 2008	23.16	18.48
May 2008	25.88	21.78

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

The principal trading market for our preferred shares and common shares is the BOVESPA. Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the BOVESPA is the CBLC, which is wholly owned by that exchange.

The BOVESPA is the largest stock trading center in Latin America, concentrating approximately 70% of the volume of trades carried out in the region.

Throughout its history, the BOVESPA has experienced changes in order to streamline its structure. The most recent one took place on August 28, 2007 through a corporate restructuring process that resulted in the creation of the BOVESPA Holding, which has, as fully-owned subsidiaries, the BOVESPA (BVSP), responsible for the operations of the stock exchange and the organized over-the-counter markets - and the CBLC, which provides settlement, clearing and depository services.

This corporate restructuring has consolidated the demutualization process, thereby causing the access to the tradings and other services rendered by the stock exchange to be unpegged from the stock ownership. In the former operating format of the BOVESPA, only the brokers that were members of the stock exchange were allowed to trade.

The BOVESPA has two open outcry trading sessions each day in Electronic Trading System: Pre-Opening Fixing from 9:45 a.m. to 10:00 a.m., to input orders for the calculation of the theoretical opening price; Continuous Trading Session from 10:00 a.m. to 5:00 p.m., for all securities traded on all markets; Closing Call from 4:55 p.m. to 5:00 p.m., for all the stocks traded on the cash market comprising the portfolio of the BOVESPA index and options series with higher liquidity. After Market Trading Session: Pre-opening from 5:30 p.m. to 5:45 p.m., period for cancellation of bids and asks registered in the regular trading session; Trading session from 5:45 p.m. to 7:00 p.m.

In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2007, the aggregate market capitalization of the 404 companies listed on the BOVESPA was equivalent to approximately R$ 2,478 billion, and the 10 largest companies listed on the BOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2007, the aggregate market capitalization of the nearly 2,296 companies listed on the NYSE was approximately US$ 27.1 trillion, and the 10 largest companies listed on the NYSE represented approximately 34% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal stockholder.

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

The Brazilian securities law, the Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority stockholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. See “Corporate Governance Practices” below. Recently, the CVM issued several instructions namely, Instruction No. 361 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

Corporate Governance Practices

In 2000, the BOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These listing segments increase stockholders’ rights and enhance the quality of information provided to stockholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling stockholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of the agreements entered with related parties, and (f) make a schedule of corporate events available to stockholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all stockholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares and 80% of the price paid per share of the controlling block of preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling stockholder, including parties related to the controlling stockholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members with a term of two years maximum, from which at least 20% are independent members as determined by the rules of Level 2, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling stockholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all stockholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

We focus on creating value for our stockholders. We believe that one of the ways Itaú Holding has found to generate value for its stockholders is to maintain good practices of corporate governance, as a long-term continuous process, designed to ensure sustained growth of the company. For many years we have been following principles relating to disclosure, minority stockholders’ rights and transparency as part of our corporate governance initiatives. For example, Itaú is a public company with shares traded on the market since its foundation, in 1945, date of its register at the BOVESPA. In February 2002, Itaú listed its Level II ADRs on the NYSE and has therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP format and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

Public meetings are one of the most important channels of communication with the bank and are highly appreciated by investors, analysts and stockholders. The opportunity to interact with members of our senior management and discuss strategies and profitability can be a decisive factor when making an investment decision. The BOVESPA requires companies listed on the Corporate Governance Levels to hold at least one meeting with investors every year. We have been holding public meetings at the regional offices of the Association of Capital Market Investment Analysts and Professionals (locally APIMEC) and making several presentations in the United States and Europe since 1996. When making these presentations, Itaú Holding has the opportunity to provide the financial community with details regarding its performance, strategies for adding value and perspectives for the future and other relevant issues. As a commitment to further strenghten its position in the Brazilian capital market, Itaú Holding has also made presentations at APIMEC’s regional offices in different cities covered by APIMEC regional offices since 2002. In 2007 we made sixteen presentations at APIMEC, nine roadshows in the United States and Europe, four teleconferences in Portuguese and four teleconferences in English on quarterly reports and relevant facts among other presentations that were made in Brazil at seminars, conferences and congresses on a wide range of subjects related to our performance and the capital market.

In November 2004, Itaú Holding became the first Brazilian company to voluntarily adopt treasury operational rules. These rules are the result of an international study of the market’s best practices and now govern all of Itaú Holding’s stock. Our senior management believes these rules provide a number of benefits such as decrease in operational, financial and strategic risk, reduced risk of market concentration or improper price formation, reinforcement of the strategy of repurchasing securities aimed at preserving liquidity and value for stockholders and corporate governance best practices, guaranteeing greater transparency for transactions.

On June 8, 2006 Itaú became the first non-U.S. bank listed on the NYSE to comply with all of the requirements set forth in Section 404 of the Sarbanes-Oxley Act, regarding internal controls over financial reporting, one year before the deadline established by the SEC. Our “Management’s Report on Internal Control over Financial Reporting”, is available in our Form 20-F for the fiscal year ended December 31, 2005 which attests the assessment of these controls, and concludes that as of December 31, 2005, our internal control over financial reporting was effective. We have filed together with our Form 20-F the report of our independent auditors certifying the effectiveness of the internal controls as of December 31, 2005. These results reaffirm our commitment to maintain strong and effective internal controls, in compliance with the best corporate governance practices.

We were the first company in Brazil to adopt ABRASCA’s Control and Disclosure of Relevant Information Guide in 2007.

In May 5 2008, our board of directors decided to accept the proposal of the disclosure and trading committee to establish a corporate governance policy, consolidating our corporate governance principles and practices. Our corporate governance policy is included as Exhibit 11.2 to this Annual Report. The key principle upon which our policy rests is the quest for excellence in corporate governance with a view of strengthening and creating the best conditions for the development of our subsidiaries. Our policy is linked to our bylaws, to the internal charters of our board of directors and other statutory bodies and committees, our Code of Ethics and other internal regulations of Itaú Holding, and reflects the existing structures designed to protect the interests of our stockholders and the market, serving as guidelines to our management.

For more information about the independent members of our board of directors, stock options plan, fiscal council, audit committee, appointments and compensation committee and policy on disclosure and trading committee, see “Item 6C. Directors, Senior Management and Employees - Board Practices.”

For more information on our corporate governance practices, including tag-along rights and our Code of Ethics, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” and “Item 10B. Memorandum and Articles of Association” and “Item 16B, Code of Ethics”.

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

Such requirements include provisions that:

•
establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling stockholders, resolutions of the general meeting of stockholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•
specify examples of facts that are considered to be material, which include, among others, the execution of stockholders’ agreements providing for the transfer of control, the entry or withdrawal of stockholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the officer of investor relations, controlling stockholders, other officers, directors, members of the fiscal committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.

Changes in the Brazilian Corporate Law

On October 31, 2001, Law No. 10,303, amending the Brazilian Corporate Law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority stockholders. Law No. 10,303:

•
obligates our controlling stockholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority stockholders’ shares if, after a tender offer, our controlling stockholders increase their participation in our total share capital to more than 95%;

•
entitles dissenting or, in certain cases, non-voting stockholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporate Law);

•
requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling stockholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•
entitles stockholders that are not controlling stockholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred stockholders meets the thresholds described above, stockholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling stockholder. Any such members elected by the minority stockholders will have veto powers on the selection of our independent auditors;

•
requires controlling stockholders, stockholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our stockholders in connection with stockholders’ meetings to the stock exchanges on which our shares are most actively traded.

On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Principal Differences between the Brazilian and the U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. The Brazilian Corporate Law requires that our directors be elected by our stockholders at an annual stockholders’ meeting. All of our directors are elected by our controlling stockholder and four of our directors are members of the Egydio de Souza Aranha family which controls Itaúsa.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management.  Our president Roberto Setubal and our executive vice-president Alfredo Egydio Setubal are members of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.  Our board of directors consists of 14 non-management directors and as such we believe we are in compliance with this standard.

Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

We are not required under applicable Brazilian Corporate Law to have a nominating committee, corporate governance committee and compensation committee. However, we do have an appointments and compensation committee and a corporate governance committee: the “disclosure and trading committee”. See “Corporate Governance Practices” above. Pursuant to our bylaws our directors are elected by our stockholders at an annual stockholders’ meeting. Global compensation for our directors and executive officers is established by our stockholders. Itaú Holding’s bylaws establish the purchase of stock options, the constitution of an appointments and compensation committee and its attributions under the stock options plan approved by the annual stockholders’ meeting. This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the appointments and compensation committee and grants it some responsibilities in deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

The Brazilian banking law (Resolution No. 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and Resolution No. 3,198 of the Central Bank, the fiscal council members are elected at the annual stockholders’ meeting and the audit committee is elected by the board of directors among its members and professionals of proven knowledge of the audit area, provided that a majority of its members are also members of our board of directors. The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our stockholders. We have a fiscal council that consists of three members and three alternates and which meets once a month. In April 2003 the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our fiscal council, as established according to the Brazilian Corporate Law as well as certain additional adaptations (such as a mandatory consultation to the fiscal council on the engagement of auditors), allows us to meet the requirements set forth by the SEC. However, in order to keep best corporate governance practices not only in Brazil, but also in the international markets, and in order to comply with the Brazilian banking law, as of April 2004 we have implemented an audit committee that is currently composed of four members of our board of directors, all of whom are independent within the meaning of the Sarbanes-Oxley Act and applicable NYSE rules. See “Corporate Governance Practices” above.

Stockholder Approval of Equity Compensation Plans

NYSE rules require that stockholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, stockholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to stockholder approval. Our stockholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorized capital is subject to the stockholders’ meeting confirmation.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to BOVESPA’s level 1 of Corporate Governance and adoption of tag-along rights for all stockholders, regardless of their voting rights. See “Corporate Governance Practices,” above. We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines; and (ii) the Policy on Trading of Securities, which requires management to inform all transactions relating to our securities, and which was an optional device included in CVM’s Instruction No. 358. Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees, which were unified in the disclosure and trading committee in April 2006.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics in 2000 which regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. In October 2005, as part of its policy of constantly seeking development, Itaú announced its newly and updated Code of Ethics. See “Item 16B. Code of Ethics.”

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our Internal Auditing Directorate works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The Directorate reports continually to our board of directors and audit committee and its activities are directly supervised by our audit committee, which acts under our board of directors, and is monitored by our audit and operational risk management superior committee. In carrying out its duties, the Internal Auditing Directorate has access to all documents, records, systems, locations and people involved with the activities under review.

Sarbanes Oxley Act of 2002

We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. On June 8, 2006 we became the first non-U.S. bank listed on the NYSE to comply with all of the requirements set forth in Section 404 of the U.S. Sarbanes-Oxley Act of 2002, regarding internal controls over financial reporting, one year before the due date established by the SEC. The certifications are included as Exhibits 12.1 and 12.2 to this Annual Report.

9D. Selling Stockholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

10A. Share Capital

Not applicable.

10B Memorandum and Articles of Association

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which has been filed with the Commission) and to the Brazilian Corporate Law.

Registration and Purpose

We are a publicly held corporation with our principal place of business in the city of São Paulo, Brazil, governed mainly by our bylaws and by the Brazilian Corporate Law. We are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under number 35300010230.

Our corporate purpose, as set forth in Article 2 of our bylaws, is to perform operations and services that Brazilian law permits financial institutions to perform, including foreign exchange transactions.

Directors Powers

Pursuant to Brazilian Corporate Law, only stockholders of a company are entitled to serve as its directors. Brazilian Corporate Law does not establish a minimum number of shares that a director must own.

Pursuant to our bylaws the age limit for holding a position on our board of directors is 75 years old. The directors elected on April 26, 2006, that on that date had completed 70 years old can be reelected, reelection being limited to five additional terms of office only. This limitation will not apply if at such date the director held the position of chairman or vice-chairman.

Under Brazilian law, the controlling stockholders, directors and officers may not take or receive loans, pledges or advances from financial institutions in which they are stockholders, directors and/or officers. In addition, financial institutions may not grant loans or advances to their affiliates, controlling stockholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the capital stock or hold a managing position. In addition, directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer. Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

The aggregate compensation of our directors is established at our annual stockholders’ meeting and our board of directors is responsible for regulating the use of this amount.

Preferred Shares and Common Shares

General

Each common share entitles its holder to one vote at meetings of our stockholders. Holders of common stock are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$ 0.022 for each preferred share, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 19 of our bylaws, after ensuring the common shares the dividend established in (b) above.

There are no redemption provisions associated with the preferred shares.

On April 30, 2002, our stockholders approved a proposal from our board of directors to grant our holders of preferred stock tag-along rights, whereby in the event of a change of our control, the new controlling stockholders will be forced to extend their public offer to the holders of preferred stock under the same conditions offered to the holders of common stock who are not part of the controlling stockholders’ group.

Capital Increases and Payment for Subscribed Stock

Our bylaws authorize our board of directors to increase our capital stock up to a limit of four billion shares, of which two billion must consist of common shares and two billion of preferred shares, without amending our bylaws. The issuance for the sale of our stock may be made without considering our stockholders preemptive rights if made on a stock exchange, by a public subscription and exchange for our stock or in a public offering for the acquisition of our control. Regardless of this provision, all increases in our capital stock must be ratified by the Central Bank.

Once a capital increase is duly approved, the stockholder must pay the amount corresponding to the subscribed stock in accordance with the terms of the subscription bulletin. If the stockholder fails to make such payment, he will be considered to be in default under the terms of the law.

Liquidation

Pursuant to Brazilian Corporate Law, when a company’s bylaws do not have a provision concerning liquidation, its stockholders at an annual stockholder’s meeting shall determine the manner in which liquidation shall be conducted. Stockholders shall also appoint a liquidator and a fiscal council, which shall be installed during the period of liquidation, when liquidation occurs under the following circumstances: (a) due to the expiration of the company’s length of life (b) in cases set forth by the company’s bylaws; (c) by resolution of the annual stockholders’ meeting; (d) when a company’s stock is held by a single stockholder, except when the single stockholder is a Brazilian corporation, and a minimum of two stockholders is not reinstated by the following year and (e) when a company’s authorization to operate is legally extinguished.

Before the completion of the liquidation process and after all creditors have been paid, our stockholders, at our annual stockholders’ meeting, may resolve to make a pro-rata distribution among them, as corporate assets are being calculated. The liquidator is responsible for the winding up of the company’s businesses, sale of its assets, payment of liabilities and distribution of the remaining assets among stockholders, [ensuring equal rights of creditors and stockholders].

Liability of Our Stockholders for Further Capital Calls

Brazilian Corporate law does not provide for capital calls. Our stockholders’ liability is limited to the payment of the issue price of the stock subscribed or acquired as determined by Brazilian Corporate law.

Calculation of Distributable Amount

At each annual stockholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year derived from financial statements prepared in accordance with accounting practices adopted in Brazil. In accordance with Brazilian Corporate Law, an amount equal to our net profits as further (i) reduced by amounts allocated to the legal reserve, (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to stockholders (the “adjusted net profits,” herein referred to as the “distributable amount”) in any particular year.

Our bylaws authorize a profit sharing plan for management as well as a stock option plan for management and employees. The stockholders meet annually at a stockholders’ meeting in order to determine the global amount to be paid to the management. The board of directors determines the compensation of its own members. The appointments and compensation committee determines the compensation of the executive officers. The board of directors, under Brazilian law, provides that the amount of compensation, as a whole, does not exceed the lesser of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to those directors and officers.

Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued profits and profit reserves.

Mandatory Dividend. Pursuant to our bylaws, at least 25% of the distributable amount must be allotted to the payment of a minimum mandatory dividend on all of our shares of any type or class (as discussed below).

Dividend Rights. Pursuant to Brazilian Corporate Law, a stockholder’s right to receive dividends expires within three years from the date the dividends are declared. If the amount is not claimed by the stockholder, the dividends will revert to our profit reserve.

Statutory Reserves. Under Brazilian Corporate Law, we may establish other reserves as long as we specify their purpose, the criteria for determining the annual portion of the net profits to be allocated to these reserves and their maximum limit.

Based on those conditions, prior to our stockholders’ meeting that took place on October 8, 2001, which approved changes to our bylaws, we had established a special reserve which could be used for any of the following purposes: (i) exercise preemptive rights of subscription in capital increases of companies in which we hold interests, (ii) convert these funds into our capital stock and (iii) pay intermediate dividends. This reserve was made up of (i) net profits, (ii) the reversal to the accumulated profits account of any reserve for profits to be realized and (iii) the reversal of any amount of intermediate dividends re-credited to the special reserve account. The amount of this reserve could not (a) individually exceed 95% of our capital stock and (b) together with the legal reserve, exceed 100% of our capital stock.

At a stockholders’ meeting, which took place on October 8, 2001, our stockholders approved changes in our bylaws regarding the statutory reserves. Based on conditions pursuant to Brazilian Corporate Law, we have established in our bylaws that, according to a proposal by our board of directors, the annual meeting of our stockholders may decide on the creation of the following reserves:

•
Dividend Equalization Reserve, limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining a payment flow to stockholders. This reserve will be created with: (a) up to 50% of the fiscal year’s net profit; (b) up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.

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

Contingency Reserve. Under the Brazilian Corporate Law, a portion of our net profits may also be discretionally allocated by the stockholders’ meeting to a contingency reserve for an anticipated loss that they deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S.GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2007, 2006 and 2005.

The Brazilian Corporate Law provides that all discretionary allocations of net profits are subject to approval by the stockholders voting at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to stockholders. This interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on stockholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to stockholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E. Taxation - Brazilian Tax Considerations - Interest on Stockholders’ Equity.” The amount paid to stockholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to stockholders an amount sufficient to ensure that the net amount received by the stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution. To the extent we distribute interest on stockholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our stockholders. Holders of preferred stock are not entitled to vote at our stockholders’ meetings.

The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (but no longer than a period of three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made if those dividends are not cumulative or until those cumulative dividends are paid. Our bylaws set forth the period of three fiscal years.

Any change in the preferences or advantages of our preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of at least 50% of the voting stockholders with prior or future ratification of a majority of the preferred shares, voting as a class at a special meeting. This meeting would be called by publication of a notice on at least three occasions in an official gazette and a newspaper of wide circulation in São Paulo, our principal place of business, at least 15 days prior to the meeting but would not generally require any other form of notice.

Brazilian Corporate Law provides for multiple voting rights. Despite the lack of provision of our bylaws, a stockholder representing at least one tenth of our voting capital may request multiple voting rights. Once multiple voting rights have been duly required within 48 hours prior to the annual stockholders’ meeting, to each stock will be attributed as many votes as the number of our directors and the stockholders right to accumulate votes for a single candidate or distribute them among various candidates will be recognized.

Whenever the election of our board of directors is conducted through a multiple voting process and the holders of common or preferred stock elect a director, the stockholder or group of stockholders bound by a voting agreement holding more than 50% of our voting rights will be entitled to elect directors in a number equal to the number of directors elected by the other stockholders plus one, regardless of the number of directors that, pursuant to our bylaws, comprises the board. It is the responsibility of the presiding officials at a stockholders’ meeting to previously inform our stockholders about the number of votes necessary for the election of each member of our board.

Our bylaws do not provide for staggered intervals. Therefore, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our stockholders, at an annual stockholders’ meeting, shall result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of its directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Transfer of Control

Our bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in our control or that would operate only with respect to a merger, acquisition or corporate restructuring involving ourselves or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution follow the specific procedures of and be previously approved by the Central Bank.

Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block. Our bylaws provide that in the event of a change in our control, the acquirer will be required to pay the holders of our preferred stock 80% of the price per share paid to our controlling stockholders.

Brazilian Corporate Law also obliges our controlling stockholder to make a tender offer for all of our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our stock.

Stockholders’ Meeting

Under the Brazilian Corporate Law, a general meeting of stockholders is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for the protection of our interests. Stockholders voting at a general meeting have the exclusive power, among others, to:

•	amend the bylaws,

•	appoint or dismiss members of the board of directors (and those of the fiscal council) at any time,

•
receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,

•	accept or reject the valuation of assets contributed by a stockholder in consideration for the issuance of capital stock, and

•	pass resolutions to reorganize our legal form, merge, consolidation or split, dissolution and liquidation, appoint and dismiss our liquidators and examine our accounts.

It is our board of directors’ responsibility to call a stockholders’ meeting. The first notice of the stockholders’ meeting must be published no later than 15 days before the date of the meeting on the first call. Brazilian Corporate Law establishes that under specific circumstances, the meeting may also be convened by the fiscal council or any stockholder.

The notice of a stockholders’ meeting must be published on three different dates on official newspapers widely circulated in the cities where our registered offices are located, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, an indication of the subject matter. We also inform our stockholders of our stockholders’ meeting through our website and through the CVM, BOVESPA, SEC, NYSE and BCBA (Bolsa de Comercio de Buenos Aires).

As a general rule, Brazilian Corporate Law provides that a quorum for a stockholders’ meeting consists of stockholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call and, if that quorum is not reached, any percentage of the company’s voting capital stock on the second call. Generally, our meetings are held with a quorum representing two thirds of our voting capital.

In order to attend a stockholders’ meeting a stockholder must present a document evidencing his identity and proof of deposit issued by the financial institution responsible for the bookkeeping of our stock.

A stockholder may be represented at a stockholders’ meeting by a proxy appointed less than a year before the meeting, which proxy should be our stockholder, our corporation officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Withdrawal Rights

Neither our common shares nor our preferred shares are redeemable. A dissenting stockholder under the Brazilian Corporate Law may, however, seek withdrawal, subject to certain conditions, following a decision made at a stockholders’ meeting by stockholders representing at least 50% of the voting stock:

•
to create preferred shares or increase disproportionately an existing class of preferred shares relative to the other types or classes of shares, unless this action is provided for or authorized by the bylaws,

•
to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares,

•	to reduce the mandatory distribution of dividends,

•	to change our corporate purposes,

•	to transfer all of our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa (incorporação de ações),

•	to acquire another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law,

•	to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company,

•	to participate in a group of companies as defined under Brazilian Corporate Law, or

•
in the event that the entity resulting from (i) a transfer of all our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the annual stockholders’ meeting in which such decision was taken.

The right to withdraw in the circumstances discussed in the first and second bullet points above only applies to the holders of the affected shares.

In accordance with Brazilian Corporate Law, the right to withdrawal lapses 30 days after publication of the minutes of the relevant stockholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred stockholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a stock redemption within ten days following the expiration of the 30-day term mentioned above if such redemption would jeopardize our financial stability. In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the BOVESPA Index and if less than 50% of the shares issued by us is outstanding.

The Brazilian Corporate Law provides that common and preferred shares are redeemable under delisting of shares at a fair price determined upon the criteria provided thereof. If the stockholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a stockholder may demand that its shares be redeemed at a value on the basis of a new balance sheet that is dated within 60 days of that stockholders’ meeting. In such case, we will pay 80% of the value calculated according to the last approved balance sheet and, after the preparation of the new balance sheet, we will pay the balance within 120 days from the date of the relevant stockholders’ meeting.

Preemptive Rights on Increase in Preferred Share Capital

Each stockholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its stockholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. However, our bylaws provide for the elimination of preemptive rights with respect to the issuance of new preferred shares up to the limit of the authorized share capital, provided that the distribution of those shares is effected through either of the following:

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

Other aspects on the Brazilian Corporate Law

The following aspects are also significant on the Brazilian Corporate Law:

•	preferred shares representing 10% of the outstanding shares not held by the controlling stockholders would be entitled to appoint a representative to our board of directors,

•	disputes among our stockholders as well as among our stockholders and us would be subject to arbitration, if provided for in our bylaws,

•
a tender offer at a purchase price equal to fair value for all outstanding stock would be required upon a delisting or a substantial reduction in liquidity of our stock as a result of purchases by the controlling stockholders,

•
any sale of control would require the stockholders to tender for the minority stockholders´ common shares and, as provided for in our bylaws, for the minority stockholders´ preferred shares, at a purchase price at least equal to 80% of the price per share paid to the controlling stockholder,

•
stockholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,

•
the controlling stockholders, the stockholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers would be required to disclose any purchase or sale of our stock to the CVM and the BOVESPA,

•	we would be permitted to satisfy our information disclosure requirements through the Internet, and

•
direct or indirect controlling stockholders and stockholders that appoint members to our board of directors or fiscal council, as well as any natural person or corporate entity, or group of persons, acting jointly or representing the same interests, that reach a participation, directly or indirectly, corresponding to 5% or more of type or class of stock representative of the capital of a listed company, must notify the company and, also whenever such participation increases by 5% for the type or class of shares representative of the company’s capital stock. In cases when an acquisition results in or was effected for the purpose of altering the controlling stockholding composition or the management structure of the corporation, as well as in cases in which the acquisition creates an obligation to conduct a public offering, the acquirer must further publish a notice in the press containing the required legal information about the transaction. The investor relations officer is responsible for informing the CVM, and as the case may be, the stock exchange or organized over-the-counter market entities on which the company’s shares are eligible for trading.

Form and Transfer

According to the Brazilian Corporate Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. The transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the stockholders to perform book-entry services.

Under our bylaws (article 3, sub item 3.3), our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution, that controls the registration of those shares, Itaú Corretora de Valores.

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

The BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank or by the CVM, as the case may be, having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of stockholders. Each participating stockholder will, in turn, be registered in our register of beneficial stockholders maintained by the stock exchange and will be treated in the same way as registered stockholders.

Limitations on Rights to Own Securities

Except as described above, there are no limitations under Brazilian law on the rights of non-residents or foreign stockholders to own non-voting preferred shares of Brazilian financial institutions, including the rights of such non-resident or foreign stockholders to hold or exercise voting rights due to future circumstances that may grant voting rights to such stockholders. Our bylaws reflect the inexistence of such limitations in connection with our preferred shares.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under the CMN’s Resolution No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank; besides repatriation of the principal amount invested, such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, equivalent to the amount so distributed in reais in favor of those preferred shares. The registered capital for each preferred share purchased in Brazil, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

10C. Material Contracts

Increased stockholdings in Credicard and Orbitall and termination of joint venture in Credicard

On November 5 and 8, 2004, Itaú Holding and Banco Itaucard S.A., formerly named Itaucard Financeira S.A. – Crédito Financiamento e Investimento, entered into agreements with certain Unibanco group companies and certain Citigroup group companies that changed the ownership structure of Credicard and Orbitall. Upon the closing of the transactions on December 29, 2004, our stockholding in Credicard increased from 33.33% to 50%. Citigroup held the remaining 50% of Credicard’s capital stock. On the same date, we acquired all shares of Orbitall, in which we previously held a 33.33% equity interest. On April 30, 2006, Credicard was split and credit card accounts were divided between Citibank and us. On the same date, Credicard’s shared management between Citibank and us ended and the assets and liabilities of Credicard were transferred to us or remained with Citibank, as the case may be. The split increased our credit card customers’ base by approximately 4.4 million credit cards. The “Credicard” brand may be used by us and Citibank group companies until December 31, 2008. After such date, the “Credicard” brand shall be used exclusively by Citibank group companies.

Acquisition of BankBoston in Brazil, Chile and Uruguay

On May 1, 2006, Itaú Holding and Itaúsa entered into an acquisition agreement with BAC, pursuant to which Itaú Holding agreed to acquire BankBoston’s operations in Brazil, or BankBoston Brazil. At the time of execution of the acquisition agreement, BankBoston Brazil had 89 branches and 210,000 customers in Brazil. On September 1, 2006, Itaú Holding completed the acquisition of BankBoston Brazil, which included asset management, a significant credit card portfolio and small, middle-market and corporate segments. We acquired the operations of BankBoston Brazil through the issuance of 68,518,000 non-voting preferred shares of Itaú Holding, representing approximately 5.61% of its total shares, including treasury stock.

On August 8, 2006, Itaú Holding and Itaúsa entered into acquisition agreements with BAC, pursuant to which Itaú Holding agreed to acquire BankBoston’s operations in Chile and in Uruguay, as well as the operations of OCA in Uruguay, a credit card issuing company. At the time of execution of the acquisition agreements, BankBoston in Chile had 44 branches and 58,000 customers and BankBoston in Uruguay had 15 branches. In addition, OCA in Uruguay had 23 branches. BankBoston in Uruguay and OCA jointly served at that time approximately 372,000 customers.

On February 26, 2007, Itaú Holding completed the acquisition of BankBoston operations in Chile. We acquired these operations through the issuance of 17,406,444 common shares of Itaú Holding, representing approximately 1.42% of its total shares, including treasury stock. On March 23, 2007, Itaú Holding completed the acquisition of BankBoston’s operations in Uruguay. We acquired these operations through the issuance of 3,130,392 common shares of Itaú Holding, representing approximately 0.26% of its total shares, including treasury stock.

Itaú Holding and Itaúsa entered into a stockholders’ agreement with BAC, which became effective upon completion of the acquisition of BankBoston Brazil on September 1, 2006. Pursuant to the terms of this stockholders’ agreement, BAC appointed one member of Itaú Holding’s board of directors and may not increase its stockholdings in Itaú Holding above 20% of Itaú Holding’s issued and outstanding shares of capital stock. The newly-issued shares to BAC are subject to a three-year lock-up and BAC does not have a right of first refusal, but is entitled to tag along rights in the case of a change of control of Itaú Holding.

Joint Venture with XL Capital Ltd.

On August 31, 2006, Itaú Holding entered into an agreement with XL Capital Ltd., or XL, to create Itaú XL Seguros Corporativos S.A., or Itaú XL, a new insurance company in Brazil, which is engaged in large risk business and industrial insurance (business property and liability insurance portfolio). Management believes that Itaú XL will benefit from the knowledge and Brazilian market penetration of Banco Itaú and from XL’s experience in the large risk insurance business. Moreover, Itaú XL has gained access to, and is able to rely on, the reinsurance capabilities offered by XL. Itaú XL intends to carry out changes in the reinsurance capabilities of XL to take advantage of the opportunities that will result in this market as a consequence of the new Brazilian reinsurance sector regulatory scenario. See “Item 4.B. Business Overview – Retail Banking – Insurance, Private Retirement and Capitalization Products – Large Risks.”

Association with Aenik

On September 3, 2007, Itaú Holding entered into an agreement with Aenik Participações Ltda., or Aenik, to create and develop a company named Kinea Investimentos S.A., or Kinea, which is held 80% by Banco Itaú S.A. and 20% by Aenik. Kinea’s purpose is to manage alternative investments, focused on the operation of hedge and real estate equity funds and also private equity funds targeted at high net worth individual and corporate clients.

Joint venture with Lopes

On December 28, 2007, Itaú Holding, Banco Itaú S.A., LPS Brasil – Consultoria de Imóveis S.A., or Lopes, the largest real estate brokerage and consulting company in Brazil, and SATI – Assessoria Imobiliária Ltda., or SATI, a subsidiary of Lopes, entered into a joint venture agreement pursuant to which Itaú Holding and its affiliates were granted an exclusivity right for 20 years to distribute and sell financial products and services in the real estate market to Lopes’ clients, such as real estate mortgage credit and financing of durable goods. This joint venture will combine Lopes’ real estate know-how and distribution channel with Itaú Holding’s innovation and quality in financial products. The joint venture agreement also sets forth the incorporation of a company, of which each of Banco Itaú S.A. and SATI will hold 50% of the capital stock. The main purpose of this company will be to expand credit availability particularly in the secondary market (used properties) by offering, on an exclusive basis, the financial products and services of Itaú Holding and its affiliates to Lopes’ clients during the 20-year period.

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

Foreign investors may register their direct investment in our common shares under Law No. 4,131, dated September 3, 1962, or Resolution No. 2,689, dated January 6, 2000. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation – Brazilian Tax Considerations” for more information.

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

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter’s Regulatory Instruction No. 748, dated June 28,2007. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10B. Memorandum and Articles of Association – Form and Transfer” for more information.

10E. Taxation

This summary contains a description of the principal Brazilian and U.S. federal income tax considerations of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change and to differing interpretations (possibly with retroactive effect). Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-Brazilian, state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. holder (as defined below) of preferred shares or ADSs. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-Brazilian, state or local tax laws.

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

This discussion is based on Brazilian law as currently in effect, which is subject to change. Any change in that law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning Brazilian tax consequences of an investment in preferred shares or ADSs.

The preferred shares may be registered pursuant to Resolution No. 2,689 of the CMN. The dispositions of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to enter into almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. According to Resolution No. 2,689, the definition of foreign investor includes individuals, companies, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to these rules, a foreign investor must:

•  appoint at least one representative in Brazil with powers to take actions relating to foreign investment,

•  complete the appropriate foreign investor registration form,

•  register as a foreign investor with the CVM, and

•  register the foreign investment with the Central Bank.

Pursuant to Resolution No. 2,689, securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, the trading of securities is restricted to transactions carried out on stock exchanges or organized over-the-counter markets licensed by the CVM.

Taxation of Dividends

Payment of dividends to the ADS depositary entity or to non-Brazilian holders of preferred shares paid from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil.

Stock dividends arising from profits generated before January 1, 1996 do not incur Brazilian tax charges, provided that these stocks are not redeemed by us or sold in Brazil within five years after the distribution of stock dividends nor the capital stock had not been reduced within five years prior to the distribution of stock dividends. However, in the disposal of these stocks their cost is considered to be zero (even though such disposal is made five years after the distribution of stock dividends). Cash dividends arising from profits generated after January 1, 1996 may incur Brazilian income tax withholding charges at rates that vary depending upon the year when profits were generated.

Interest on Stockholder's Equity

Distribution to stockholders of interest on stockholders’ equity deriving from preferred or common shares as an alternative form of dividend distributions to stockholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to withholding income tax at 15%. If the distribution of interest on stockholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the payment of interest is subject to withholding income tax at the rate of 25% (the 15% rate not being applicable).

These payments, except for certain limitations, are deductible from the calculation of taxable income for purposes of income tax payment in Brazil, and from 1997 they also became deductible from the calculation of taxable income for purposes of social contribution on net income payment, as soon as the amount of interest is credited to the liabilities of the company that makes the distribution (when the amount payable to each stockholder is already known) or paid to the stockholder, whichever occurs first. To the extent this payment is treated as a portion of a mandatory dividend, as provided for by the current legislation, the interest on stockholders’ equity paid to stockholders is discounted from the mandatory dividend payable to stockholders. But if the amount of interest on stockholders’ equity exceeds that of the mandatory dividend, such amount will not be refunded to stockholders and will be considered a form of additional dividend. Resolutions on the distribution of interest on stockholders' equity are made by the board of directors, although the approval for the use of profits is granted at the annual stockholders’ meeting that approves the financial statements.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposal of ADSs to another non-Brazilian holder are not subject to Brazilian tax charges. However, after the publication of Law No. 10,833/03, the disposal of assets located in Brazil by a non-Brazilian holder to another non-Brazilian holder or a Brazilian holder may be subject to tax charges in Brazil. ADSs are not recognized as assets located in Brazil for the purposes of Law No. 10,083/03, however, as the law is unclear and there is no case law regarding its interpretation, it is not possible to assure you that such understanding will prevail in courts.

The redemption of ADSs in exchange for preferred shares may not be subject to Brazilian tax charges. It may not be subject to tax charges because although there are strong grounds supporting this understanding, such interpretation has not been confirmed by tax authorities. The deposit of preferred shares in exchange for ADSs is subject to Brazilian capital gain tax charges (if the preferred shares were acquired from funds that were not remitted to the country as provided for by CMN Resolution No. 2,689/00) if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding that deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares, calculated as mentioned above, will be considered to be a capital gain, and will be subject to income tax at a rate of15% or 25% if the non-Brazilian holder resides in a “tax haven” jurisdiction. The deposit of preferred shares in exchange for ADSs may be subject to tax on capital gain in Brazil if the preferred shares were acquired from funds that were remitted to the country as provided for by CMN Resolution No. 2,689/00 and the funds were not from “tax haven” jurisdiction. It may not be subject to tax charges because although there are strong grounds supporting this understanding, such interpretation has not been confirmed by tax authorities.

Upon receipt of the ADS underlying preferred shares, the non-Brazilian holder registered under CMN Resolution No. 2,689/00 will be entitled to register the U.S. dollar value of those shares according to the value determined above. However, if this non-Brazilian holder does not register under Resolution No. 2,689, he will be subject to the less favorable tax treatment described below.

Non-Brazilian holders are not required to pay tax in Brazil on gains realized on the sale of preferred shares made abroad, including those resulting from redemption and cancellation of ADSs. Non-Brazilian holders are generally required to pay income tax at a rate of15% on gains realized on the sale or exchange of preferred shares in Brazil that is not conducted through Brazilian stock exchanges. However, in such sale or exchange that is not conducted through Brazilian stock exchanges, a rate of 25% will be imposed on gains, in case the non-Brazilian holders reside in a “tax haven" jurisdiction. As to gains obtained on Brazilian futures and commodities stock exchanges, the general applicable rate is 15%. But if these gains were obtained in day trade transactions, they will be subject to income tax at the rate of 20%. The net gains from transactions carried out on stock, commodities, futures and similar exchanges, except from day trade transactions and gains on transactions carried out on over-the-counter market, with intermediation, in addition to forwards markets out of the exchanges is also subject to income tax withholding at the rate of 0.005%. This tax can be deducted from the tax on net gains determined in the month of withholding or offset against the tax levied on net gains determined in months subsequent to the withholding at the calendar year that it occurs. The gains from day trade transactions carried out on stock, commodities, futures and similar exchanges are subject to income tax withholding at the rate of 1%. The income tax withholding rate can be offset against the income tax on net gains determined in the month itself or subsequent months, that is, the income withheld at source may be offset against the income tax payable at 15% and 20%, in the case of day trade.

The treatment described above is also applicable to non-Brazilian holders whose funds are from “tax haven" jurisdictions.

For non-Brazilian holders who receive ADS underlying preferred shares and have not registered them (amount) as provided for by CMN Resolution No. 2,689/00, and whose funds are not from a “tax haven” district, the proceeds from the sale of shares on Brazilian stock exchanges are exempt from income tax.

In the sale of ADS underlying preferred shares held by non-Brazilians (that is, sale of preferred shares other than those in which they had been delivered to the non-Brazilian holder in exchange for the ADSs owned by such holder), if such sale is made on a stock exchange, the gains are exempt from income tax, provided that the rule provisions of the CMN and the Central Bank, and the funds remitted to Brazil for the acquisition of shares are not from a “tax haven” jurisdiction.

Any exercise of preemptive rights arising from preferred shares is not subject to Brazilian tax charges. If the sale or assignment of preemptive rights related to preferred shares by a preferred stockholder or depositary in the name of the ADS holders is made in Brazil out of Brazilian stock exchanges, provided that the funds of the preemptive rights holder are not from “tax haven,” the gains on the sale or assignment will incur income tax at a rate of 10%. Under these same conditions, if such sale or assignment is made on Brazilian stock exchanges, the gains will be exempt from income tax. If the funds of the holder are not from a “tax haven” jurisdiction and such sale or assignment is made on a stock exchange, the gains will be subject to income tax at a rate of 15%; if such sale or assignment is not conducted through a stock exchange and the funds are from or the holder resides in a "tax haven” jurisdiction, such gains will be subject to income tax, as capital gain, at a rate of 25%.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax District

Brazilian legislation defines tax haven jurisdictions as countries or locations that do not impose any income tax or where the maximum income tax rate is 20% or where the laws of that country or location impose restrictions on shareholding composition or the ownership of the investment. Aside from certain situations, income from transactions of a beneficiary, resident or domiciled in a country considered to be a tax haven jurisdiction, is subject to income tax withholding at a rate of 25%.

Tax on Foreign Exchange on Financial transactions (IOF/Câmbio)

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08 and 6,354/08, IOF/Câmbio may be levied on foreign exchange transactions. The IOF rates are set by the Executive Branch, the highest rate being 25%.

The rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets, will be 0.38%, 1.5% or zero. Depending upon the type and time of inflow of foreign funds to the country, the IOF may be levied on the outflow and inflow of funds (it may also be levied when the type of investment is changed; in many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions).

If the inflow of foreign funds is made according to CMN Resolution No. 2,689/02 or Resolution No. 1,927 (which regulates the DR program) for the investment in Brazilian stock exchanges or acquisition of shares in connection with the public offering or subscription of shares (provided that in both cases the issuing company is registered with the CVM), the rate of IOF tax will zero. In relation to these investments, the rate of IOF tax imposed on the outflow of funds from the country will be zero, as well as on the remittance of interest on stockholders’ equity and dividends.

Tax on Transactions Involving Bonds and Securities

Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax is also levied on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on a Brazilian stock exchange. The IOF/Bonds Tax will be assessed at a rate of up to 1.5% per day, on the value of securities transactions.

The IOF/Bonds Tax applicable to transactions involving preferred shares and ADSs is currently zero, but the Executive branch of the Brazilian government may increase it up to 1.5% per day. In the event the rate is increased, the new rate shall be levied only on gains earned after such increase. The IOF/Bonds Tax rate can be higher than zero in some cases, such as when an investor sells or redeems its investment fund unit during the grace period while the respective proceeds are still being credited.

Temporary Contribution on Financial Transactions

The CPMF tax was imposed at a rate of 0.38% on financial transactions. The CPMF tax ceased to be charged as of January 1, 2008. As a general rule, the CPMF tax was levied on debits from bank accounts.

Currently, the CPMF tax is no longer charged, but many discussions have been held about whether it will be charged again or not; it is impossible to say if this tax will be charged again thus far.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs by a non-Brazilian and non-resident holder, except for gift, inheritance and legacy taxes that are not charged by some states of Brazil on gift, inheritance and legacy bestowed in such states of Brazil or, if bestowed abroad, by gift, inheritance or legacy receiver domiciled in these states of Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Registered Capital

The amount of an investment in preferred shares made by a non-Brazilian holder who qualifies under CMN’s Resolution No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank. This registration (the amount registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, purchased with the amount distributed and realized in relation to those preferred shares. The registered capital of each preferred share purchased in Brazil after this date and deposited with the depositary, will be equal to its purchase price (in U.S. dollars).

A non-Brazilian holder of preferred shares may experience delays in obtaining such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations of the purchase, ownership and disposition of our preferred shares or ADSs. This discussion applies only to “U.S. holders” (as defined below) of such shares or ADSs. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•  an individual that is a citizen or resident of the United States;

•  a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds our preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our preferred shares or ADSs should consult their own independent tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

This discussion does not address all aspects of the U.S. federal income tax considerations that may be relevant to a U.S. holder in light of such U.S. holder’s particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of purchasing, holding or disposing of our preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold our preferred shares or ADSs. Moreover, this discussion deals only with our preferred shares or ADSs that a U.S. holder will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of the total combined voting power of our shares and persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. U.S. holders are urged to consult their own independent tax advisor as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws. This discussion is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal tax income purposes. Please see the discussion under “Passive Foreign Investment Company Rules” below.

Taxation of Distributions

In general, distributions of cash or property with respect to our preferred shares or ADSs including distributions of interest on stockholders’ equity, as described above under “Brazilian Tax Considerations - Interest on Stockholders’ Equity,” to a U.S. holder will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends to such U.S. holder for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our preferred shares or ADSs, and thereafter as capital gain and will be either long-term or short-term capital gain depending on whether the U.S. holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends generally will be includible in the gross income of a U.S. holder on the day on which such dividends are received by the U.S. holder, in the case of our preferred shares, or on the day on which such dividends are received by the depositary, in the case of our ADSs.

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received on our preferred shares or ADSs. U.S. holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes. Dividends received with respect to the common shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to our preferred shares and ADSs generally will constitute “passive category income” in most cases. U.S. holders should be aware that the U.S. Internal Revenue Service (IRS) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax withheld on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own independent tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

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

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or preferred share and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders should consult their own independent tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. holder receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not such dividends are converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day the U.S. holder or the depositary, as the case may be, receive such dividends, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by them or the depositary is not converted into U.S. dollars on the date of receipt.

Taxation of Capital Gains

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction or any Brazilian tax) on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code. Gain or loss, if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, if a Brazilian income tax is withheld on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax if such U.S. holder does not receive sufficient foreign source income from other sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. We urge U.S. holders of our preferred shares or ADSs to consult their own independent tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

Based on estimates of our current and projected gross income and gross assets, we do not believe that we will be classified as a PFIC for our last taxable year or our current or future taxable years. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception).

Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, our status under the PFIC rules is subject to considerable uncertainty. While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the Active Bank Exception under either the IRS notice or the proposed regulations. Accordingly, U.S. holders could be subject to U.S. federal income tax under the rules described below. U.S. holders should consult their own independent tax advisors regarding the application of the PFIC rules under their particular circumstances.

If we are treated as a PFIC for any taxable year, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to our preferred shares and ADSs, as described below, any gain realized on a sale or other taxable disposition of our preferred shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or, if shorter, the holding period for our preferred shares or ADSs) will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for our preferred shares or ADSs, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period of any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. holder disposes of all or part of our preferred shares or ADSs.

A U.S. holder of stock in a PFIC (but not a subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e. “regularly traded” on a “qualified exchange.” or other market”). Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. holders that our stock will be treated as “marketable stock” for any taxable year. In particular, it is unclear whether the BOVESPA would meet the requirements for a “qualified exchange or other market” for this purpose.

If an effective mark-to-market election is made, an electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and such holder’s adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of such holder’s adjusted tax basis of the PFIC stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election. A U.S. holder’s tax basis in our preferred shares or ADSs would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime. Although a U.S. holder may be eligible to make a mark-to-market election with respect to our preferred shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. The mark-to-market election is made with respect to marketable stock in a PFIC on a stockholder-by-stockholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

A U.S. holder who owns our preferred shares or ADSs during any taxable year that we are treated as a PFIC would be required to file IRS Form 8621, reporting any distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. holder holds a direct or indirect interest. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above. U.S. holders should consult with their independent tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current rate of 25%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale or other taxable disposition of our preferred shares or ADSs, unless the U.S. holder (i) establishes that it is a corporation or other exempt recipient, or (ii) with respect to backup withholding, provides a correct taxpayer identification number and certifies, under penalty of perjury, that is a U.S. person and that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100 - São Paulo - SP - 04344-902 - Brazil.

10I. Subsidiary Information

Not required.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk management is the process through which we observe and manage the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the values of assets, liabilities and off-balance sheet positions.

A comprehensive analysis of market risk is conducted based on market risk factors, which may affect our positions. The operations, including derivatives, are separated according to their risk factors, which may affect their market value, then grouped in different ways in accordance with business strategies. Each risk factor is related to market parameters whose variation may affect the market value of our operations. The risk analyses are conducted for each risk factor estimating potential losses (VaR) based on the statistical behavior of risk factors at a confidence level of 99%. The main technique employed for the quantification of risk is the measurement of the potential reduction (increase) in the fair value of assets (liabilities) associated with a change in market factors by parametric method. The risk analysis process quantifies the exposure and risk appetite using risk limits based on market risk factors, Statistical VaR (99% confidence level), Stress simulations (VaR Stress) and economic capital.

Our risk control process begins with determining limits, which are approved by the financial risks superior committee, based on the risk appetite and the financial capacity of each business unit. These limits are informed to each business unit’s risk control area that carries out daily risk management and provides information periodically to Itaú Holding’s risk control area. This division monitors the scope, precision and quality of the controls. The risk control cycle is concluded with a consolidated risk report to the financial risks superior committee. The committee is the superior instance responsible for monitoring all strategies and exposures, understanding, controlling and managing market risk on a consolidated corporate level.

In order to monitor our market risk exposure, we segregated it in two categories of exposures: our structural gap and our proprietary trading desk. We manage banking operations and strategic positions in the structural gap (also called asset and liabilities management), using economic risk measures and simulating accounting exposures. The proprietary trading desk is responsible for the directional exposures (which represent positions in specific risk factors), mainly controlled by VaR Stress measures and stop loss limits. We also operate through different business desks, notably, the customer’s desk, focused on customized operations, and the treasury operation desk, responsible for hedging customer’s desk and other conglomerate market risks.

Domestic Market

The main market risk factors that we identify in the domestic market risk control process are: dollar-linked interest rates and interest rates in local currency, segregated between fixed rates, Brazilian inflation linked rates (mainly the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M and IPCA) and those linked to other referential rates (mainly TR).

VaR of Structural Gap

In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is composed mainly by assets and liabilities in our retail business and derivatives used to hedge the portfolio’s market risk.

In 2007, the structural gap, made up of commercial transactions and related financial instruments, showed a significant increase in the global VaR as of December 31, 2007, mainly as a result of the increase in the volatility level in all market risk factors affected by the U.S. subprime credit crisis that took place in the second semester of 2007. As local fixed rates are expected to follow Brazil’s positive economic fundamentals, We continued to pursue our strategy of optimizing the risk/return ratio in this market. Despite the increase in the Global VaR as of December 31, 2007, we still maintain our risk at a reduced level with respect to the unit’s stockholders’ equity (Global VaR is 0.32 % of equity).

VaR(*) of Structural Gap

2007

(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	94.5	84.9	44.1	315.0
Referential rate (TR)	7.6	5.0	2.3	27.8
Dollar linked interest rate	19.3	15.8	6.0	49.6
FX risk (adjusted for tax purposes) – U.S. Dollar	0.2	1.6	0.0	8.1
Equity	1.8	12.1	1.8	21.5
Brazilian inflation index linked interest rate	7.9	5.5	1.3	11.9
Diversification effect	(30.3)
Total	101.0	92.1	42.4	299.5
(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

2006

(in millions of R$)
Risk Factor	December 29	Average	Minimum	Maximum
Fixed rate	59.3	13.2	1.8	65.0
Referential rate (TR)	3.8	7.0	3.4	31.4
Dollar linked interest rate	8.6	14.7	3.3	146.3
FX risk (adjusted for tax purposes) – U.S. Dollar	4.3	15.9	0.0	123.5
Equity	10.1	14.1	9.1	23.4
Brazilian inflation index linked interest rate	4.0	7.2	3.3	15.8
Diversification effect	(20.3)
Total	69.8	32.3	13.7	84.6
(*) VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

VaR of Proprietary Trading Desk

We present the VaR for the operations of our proprietary trading desk in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business possibilities resulting from opportunities and imperfections in the market. The VaR of these operations is more sensitive to market conditions and expectations of portfolio managers, and may present significant day-to-day changes. The nature of the trading instruments and a more dynamic management of the portfolio allow the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economic instability. We monitor the proprietary trading desks by using VaR Stress Scenarios. VaR Stress is based on the maximum loss that proprietary trading is subject to in a combination of stressed scenarios, which are independently defined by the economic scenarios evaluation committee. This committee is composed by members of Itaú Holding’s senior management.

During the first three quarters of 2007 the main market risk exposures were related to transactions carried out in the domestic fixed rate market followed by equity portfolio. During the last quarter of 2007 the domestic fixed rate market position was reduced.

VaR Stress of Proprietary Trading Desk

2007

(in millions of R$)
Trading Desk	December 31,	Average	Minimum	Maximum
Total	(40.6)	(231.5)	(31.6)	(531.5)

2006

(in millions of R$)
Trading Desk	December 29,	Average	Minimum	Maximum
Total	(391.0)	(147.5)	0.0	(411.5)

Itaú BBA VaR

The trading desks of Itaú BBA negotiate independently from Banco Itaú, allocating positions to optimize the risk adjusted return.

In 2007, Itaú BBA’s treasury continued to play its role as competent pricing source for commercial operations and taking advantage of arbitrage opportunities. Itaú BBA kept its important activity especially in the interest rate market, equities and Brazilian sovereign debt. Itaú Holding understands that a sound risk control system is an essential part of a solid treasury operation, and adequate market risk controls are also established for Itaú BBA.

The VaR of Itaú BBA is shown in the following table:

2007

(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	2.8	8.0	0.3	31.6
Dollar linked interest rate	10.6	4.1	1.8	13.6
FX risk (adjusted for tax purposes) – U.S. Dollar	6.5	6.4	0.1	21.5
Equity	10.1	6.0	0.4	26.7
Sovereign risk	4.2	8.1	0.6	31.8
Brazilian inflation index linked interest rate	7.5	6.3	1.6	11.9
Foreign interest rate	1.8	6.8	0.8	26.2
Commodities	0.4	1.4	0.2	6.9
Others foreign exchange risk	1.0	2.2	0.3	5.4
Others	0.9	0.8	0.0	6.0
Diversification effect	(28.6)
Total	17.3	22.7	7.6	55.5

2006

(in millions of R$)
Risk Factor	December 29	Average	Minimum	Maximum
Fixed rate	1.4	8.0	0.9	18.9
Dollar linked interest rate	3.0	4.5	1.9	9.5
FX risk (adjusted for tax purposes) – U.S. Dollar	2.5	8.0	0.2	21.0
Equity	2.4	4.0	1.1	8.8
Sovereign risk	4.1	8.7	3.9	23.1
Brazilian inflation index linked interest rate	1.9	1.8	0.6	5.4
Foreign interest rate	14.3	5.0	1.9	17.9
Commodities	1.1	1.0	0.5	1.9
Others foreign exchange risk	2.1	1.4	0.6	3.9
Others	0.8	0.2	0.0	1.2
Diversification effect	(17.1)
Total	16.6	24.5	8.4	43.9

International Markets

We maintain active positions in the international markets. The main risk factors which we are exposed to are: the Libor interest rate and the market risk of bonds issued by the Brazilian government and corporate bonds. We carry out these transactions through our Itaubank, Grand Cayman and New York branches, whose VaR is presented below gathered as Foreign Units.

Banco Itaú Buen Ayre’s VaR is presented separately in the next table below.

Our most recently incorporated external units, Itaú Chile and Itaú Uruguay, also have local risk management teams that monitor our exposure mainly in banking positions (asset and liability management) in Chile e Uruguay. Since speculative positions are not important for these units’ strategy, we simulate interest rate shifts over our structural gap, and we set limits for the exposure.

The results below show amounts of VaR much smaller than structural gap VaR, reflecting low exposure level of our operations in the international markets when compared to the positions in Brazil.

The main risk factor comes from the oscillation in the market price of the bonds. The exposure to variations in the Libor is significant.

VaR of Foreign Units

2007

(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Sovereign and private bonds	6.2	6.6	3.6	9.9
Libor	1.3	0.6	0.1	1.9
Diversification effect	(1.8)
VaR of Foreign Units	5.7	6.4	3.5	9.8

2006

(in millions of US$)
Risk Factor	December 29	Average	Minimum	Maximum
Sovereign and private bonds	7.7	6.7	4.2	9.7
Libor	0.1	0.4	0.1	0.9
Diversification effect	(0.0)
VaR of Foreign Units	7.7	6.6	3.7	9.8

The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina maintains its low exposure level and the VaR as of December 31, 2007 represents less than 1% of our consolidated stockholders’ equity.

VaR – Banco Itaú Buen Ayre

2007

(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Inflation index linked interest rate (CER)	0.02	0.04	0.0	0.11
Libor	0.06	0.01	0.0	0.24
Interest rate local currency	0.85	0.86	0.06	4.18
Badlar	0.10	0.43	0.0	1.02
Euros	0.06	0.02	0.0	0.10
Diversification effect	(0.22)
VaR – Buen Ayre	0.88	1.03	0.07	4.92

2006

(in millions of US$)
Risk Factor	December 29	Average	Minimum	Maximum
Inflation index linked interest rate (CER)	0.01	0.02	0.00	0.05
Libor	0.12	0.02	0.01	0.12
Interest rate local currency	0.10	0.11	0.03	0.27
Diversification effect	(0.07)
VaR – Buen Ayre	0.16	0.13	0.03	0.30

Global VaR

As explained before, some portfolios are managed using specific VaR Stress techniques. In order to achieve more convergence between the information disclosed and the implementation of market risk management, Global Statistic VaR includes only the portfolios where Statistic VaR is applied.

The global VaR shown in the following table encompasses the VaR of Itaú Holding’s both domestic and international operations, including the portfolios of Itaú BBA and Banco Itaú Buen Ayre and excluding Itaú’s Proprietary Trading Desk.

The year 2007 was characterized by high volatility in both international and domestic financial markets mainly during the last semester, mainly as a result of the U.S. subprime credit crisis. In the end of 2007 the volatility level had already returned to its usual level. The increased risk observed in 2007 was not driven by any exposure to subprime customers, but rather by changes in market risk factors affected by the crisis, which are part of our normal business risk. In addition, there was significant diversification of the business units’ risks, allowing Itaú Holding to maintain a small aggregate exposure to market risk, when compared to its stockholders’ equity.

In spite of recent financial turmoil in international markets, Brazil’s macroeconomic fundamentals remain solid, and we maintain a privileged position in the Brazilian banking system through several competitive differentials. Our well succeeded strategy both in commercial and in investment banking, aiming to maximize returns with a prudent and controlled risk exposure, is a key element for the sustainability of our results.

2007

(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	97.1	88.0	34.6	325.7
Referential rate (TR)	7.6	5.0	2.3	27.8
Dollar linked interest rate	14.3	15.9	6.3	47.8
FX risk (adjusted for tax purposes) U.S. Dollar	6.7	7.2	0.0	22.4
Equity	16.4	16.3	4.6	47.0
Brazilian inflation index linked interest rate	10.0	10.2	3.6	19.2
Sovereign and private bonds	12.1	13.3	8.0	22.0
Foreign interest rate	4.1	6.8	0.8	26.2
Commodities	0.4	1.4	0.2	6.9
Others foreign exchange risk	1.0	2.2	0.3	5.4
Others	0.9	0.8	0.0	6.0
Itaú Buen Ayre	1.6	1.8	0.1	8.7
Diversification effect	(53.9)
Global VaR	118.2	117.4	48.8	312.3

2006
(in millions of R$)
Risk Factor	December 29	Average	Minimum	Maximum
Fixed rate	58.4	20.1	6.4	66.1
Referential rate (TR)	3.8	7.0	3.4	31.4
Dollar linked interest rate	9.5	15.0	4.0	141.5
FX risk (adjusted for tax purposes) U.S. Dollar	7.4	24.5	1.3	117.8
Equity	11.8	17.3	10.9	28.7
Brazilian inflation index linked interest rate	6.0	10.2	3.7	28.1
Sovereign and private bonds	14.0	18.6	13.6	32.1
Foreign interest rate	14.4	5.0	1.9	17.9
Commodities	1.1	1.0	0.5	1.9
Others foreign exchange risk	2.1	1.4	0.6	3.9
Others	0.8	0.2	0.0	1.2
Itaú Buen Ayre	0.3	0.3	0.1	0.6
Diversification effect	(37.0)
Global VaR	92.5	58.4	28.9	111.1

Backtesting for Our Domestic Market Operations

We validate our statistical models on a daily basis by using backtesting techniques. We update stress scenarios on a monthly basis to ensure that market risks are never underestimated.

Risks are calculated with a confidence level of 99%. This means that there is only 1% probability that financial losses could be greater than the loss forecasted by our models.

One way of evaluating the adopted method for risk measurement is to calculate the percentage of cases in which actual daily profits and losses fell outside the VaR interval. Due to the reduced importance of our VaR in international markets, the analysis below refers only to the domestic market portfolio.

In order to illustrate the quality of our risk management models, we present backtesting graphs for the fixed rate plus referential rate (TR) and for foreign exchange rate risk as well as for the global VaR (fixed rate, TR and foreign exchange rate) for our domestic market operations. Those values come from our structural positions.

In the fixed rate plus referential rate (TR) market, delta MtM (Market to Market) surpassed VaR five times during the year ended December 31, 2007, within the expectations set by our calculations.

The distribution of risk versus return observed during the year ended December 31, 2007 for the foreign exchange rate risk factor shows that losses surpassed the VaR five times during this period.

As a result of the portfolio effects, there were four days during the year ended December 31, 2007 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graph below.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depositary Shares

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our stockholders approved, at the special stockholders’ meeting held on April 30, 2002, an amendment to our bylaws granting holders of preferred stock tag-along rights in the case of sale of our control and the right to receive 80% of the price paid to the controlling stockholder.

ITEM 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer, or CEO, and chief financial officer, or CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2007. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, the CEO and CFO have concluded that as of December 31, 2007, Itaú Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Holding and it’s consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established by the Internal Control - Integrated Framework of COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of internal control over financial reporting as of December 31, 2007, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 30, 2008, on the effectiveness of our internal control over financial reporting as of December 31, 2007, see “Item 18. Financial Statements”.

Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), our management, including the CEO and CFO, concluded that the changes occurred during the year ended December 31, 2007, including the acquisition of the operations and subsidiaries of BankBoston in Chile and Uruguay, have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16	[RESERVED]

16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Tereza Cristina Grossi Togni, a member of our audit committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Furthermore, Ms. Togni is an independent member of our audit committee as required by the NYSE rules and regulations.

16B	Code of Ethics

Our Code of Ethics was published in December 2000, reinforcing our ethical standards and values. In 2005, the Code of Ethics was revised to broaden and clarify our ethical commitments, and to make it more educational and less disciplinary.

Our board of directors approved the new Code and a booklet was distributed to all employees of Itaú Holding. We also distributed our Code of Ethics to our customers, stockholders, investors, retirees, suppliers, third sector representatives and public authorities in 2006.

Our Code of Ethics encourages a responsive action, dialog, cooperation, transparency, accountability, diversity and commitment to the socio-environmental matters related to the activities of Itaú Holding.

Ethics Policy Management

Our senior ethics commission was created in 2005 and is chaired by our CEO. Our senior ethics commission is responsible for defining the guidelines of our corporate ethics policy and for updating our Code of Ethics.

We also implemented our corporate ethics policy in 2005. Our corporate ethics policy concerns the structure, procedures, references and responsibilities regarding implementation, dissemination, follow-up and maintenance of Itaú Holding’s ethics program.

The management system comprises sub-committees, with codes of conduct, rules, and ethics advising related to their respective business units. These sub-committees manage and monitor the ethical standards of the business units. The codes of conduct supplement our Code of Ethics, addressing particular features of each business units. This structure also includes a set of guidelines and rules defining procedures, responsibilities and applicable disciplinary actions in case of breach of conduct.

Our corporate ethics area is responsible for developing operational routines to the Code of Ethics and monitoring employees’ awareness of our ethical standards.

Ethics management at Itaú Holding complies with ECS2000 recommendations (Ethics Compliance Standard), an international standard devised and managed by Reitaku University Business Ethics and Compliance Research Center, an education and research institution based in Japan, recognized world-wide as a reference regarding corporate ethics.

Ethical Compliance

Our ethical compliance is responsible for implementing the required measures to assure a permanent compliance to our ethical standards. It is responsible for (i) monitoring ethical risks and improving processes; (ii) further developing and disseminating the existing channels for inquiry and exposure; (iii) reporting to stakeholders; (iv) assessing ethical climate, including evidence of the organization’s ethical commitment; and (v) training in ethical compliance.

This management structure was devised to attain an ongoing improvement of the Ethical Policy by monitoring and incorporating best practices used in Brazil and abroad.

Communication channels

Employees are encouraged to communicate any breach, or suspicion of breach of our Code of Ethics to the Head of the department, the internal controls and risks officer or the ethics committee of the department involved, to our ethics committee, our senior ethics commission or our audit committee.

Confidentiality as well as anonymity is ensured during the entire process. However it is essential that communications have consistent grounds. The investigation occurs under strict confidentiality and, when required, appropriate measures are taken.

Ethics Ongoing Education Program

We have implemented an extensive Program for ongoing education in ethics in 2006, which continued to be effective during 2007. This program aims at: communicating to all our staff the principles, values and standards of conduct within the organization; training our staff to deal with ethical dilemmas related to daily activities and to disseminate the corporate ethics framework within our work environment. In 2006 a mandatory e-learning program was launched. Around 60 thousand employees completed the program both in 2006 and 2007, representing 92.4% of our working force. Attendance to events such as workshops and lectures is also encouraged from 2006 to 2007 there was an increase of 86.5% in the number of employees who participated in these events.

Itaú Holding attended by 60,128 employees, 46,788 in 2006 and 13,340 in 2007. The e-learning program is mandatory for all employees and they are required to complete it during their initial months in the organization. In addition, we also promote events such as trainings, workshops and lectures to our employees, comprehending a total of 11,873 employees, 4,144 employees in 2006 and 7,729 in 2007 from several companies of the conglomerate.

Engagement and Dialogue with Stakeholders – Compliance with AA1000 Standards

In 2006, we improved our sustainable administration mechanisms by adopting a set of Accountability standards (the AA1000 Series) – international standards on ethics and social report, which establishes corporate standards for transparency and accountability.

These standards help us clarify and make the following processes more effective by providing: integration between the vision and Code of Ethics values and their dissemination into the bank’s culture; stakeholders’ participation, communication and report; sustainable growth.

The results of our efforts were included in Itaú Social Report 2007, where the statement issued by BSD - Business Meets Social Development was published.

Public Recognition of Itaú Ethics Policy

We have been listed in the Dow Jones Sustainability World Index for the eighth consecutive year and in the Corporate Sustainability Index of the BOVESPA for the second consecutive year. In addition we awarded the title of Latin America’s Most Sustainable and Ethical Bank by Latin Finance and Management & Excellence for the third time.

16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2007, 2006 and 2005. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2007, 2006 and 2005, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2007	2006	2005
Audit Fees	19,410	15,486	10,149
Audit-Related Fees	1,207	4,673	3,106
Tax Fees	0	2	0
All Other Fees	151	137	170
Total	20,768	20,298	13,425

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings and audit of internal controls in compliance with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2007 and 2006 refer to services provided in connection with due diligence activities, issuance of special-purpose audit reports, evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

Tax fees in 2007 were related to tax compliance and consulting services.

All Other Fees

All other fees in 2007 and 2006 include technical material, participation in training and general advice projects.

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

16D.	Exemptions from the Listing Standards for Audit Committees

We are currently in full compliance with the listing standards for audit committees.

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)(2)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/31/2007				37,022,000
02/01 to 02/28/2007				37,022,000
03/01 to 03/31/2007				37,022,000
04/02 to 04/30/2007				37,022,000
05/02 to 05/31/2007				37,022,000
06/01 to 06/30/2007				37,022,000
07/02 to 07/30/2007				37,022,000
08/01 to 08/31/2007	3,241,200	77.69	3,241,200	33,780,800
09/03 to 09/30/2007			3,241,200	33,780,800
10/01 to 10/31/2007(**)	3,241,200		6,482,400	67,561,600
11/01 to 11/30/2007				77,400,000
12/03 to 12/30/2007				77,400,000
(1) Our board of directors approved on October 30, 2007 the purchase of up to 37,022,000 of our book-entry preferred shares, maturing on October 29, 2007.
(2) Our board of directors approved on November 5, 2007 the purchase of up to 77,400,000 of our book-entry preferred shares, maturing on November 4, 2008.
(**) Our board of directors approved on August 27, 2007 the stock split of all shares representative of our paid-in capital, which was effected on the stock exchanges on October 1, 2007.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2007 the company’s internal control over financial reporting is effective.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/ Sérgio Ribeiro da Costa Werlang	/s/ Silvio Aparecido de Carvalho
Roberto Egydio Setubal	Sérgio Ribeiro da Costa Werlang	Silvio Aparecido de Carvalho
Chief Executive Officer	Chief Risk Officer	Chief Financial Officer

A signed original of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2008.

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and
shareholders of Banco Itaú Holding Financeira S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, June 30, 2008

PricewaterhouseCoopers
Auditores Independentes

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet at December 31
(In millions of reais)

ASSETS	2007	2006
Cash and due from banks	3,098	2,707
Restricted cash	89	144
Interest-bearing deposits in other banks	33,132	23,181
Securities purchased under resale agreements	21,309	8,668
Central Bank compulsory deposits	17,175	15,077
Trading assets, at fair value	40,323	27,956
Available-for-sale securities, at fair value	17,513	11,737
Held-to-maturity securities, at amortized cost	1,428	1,589
Net loans and leases	106,058	75,139
Loans and leases	113,499	81,538
Allowance for loan and lease losses	(7,441)	(6,399)
Investments in unconsolidated companies	1,499	1,288
Premises and equipment, net	2,734	2,868
Goodwill, net	687	877
Intangibles assets, net	6,770	5,687
Other assets	17,715	15,823

TOTAL ASSETS	269,530	192,741
The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet at December 31
(In millions of reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Deposits	75,475	57,697
Non-interest bearing deposits	27,035	18,771
Interest bearing deposits	48,440	38,926
Securities sold under repurchase agreements	23,398	10,888
Short-term borrowings	47,727	30,985
Long-term debt	28,556	18,021
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	5,394	5,242
Investment contracts	18,630	14,253
Other liabilities	33,644	26,808

Total Liabilities	232,824	163,894
Commitments and contingent liabilities (Note 29)
Minority interest in consolidated subsidiaries	1,354	1,430
Common shares - no par value (2,000,000,000 and 2,000,000,000 authorized at December 31, 2007 and 2006, respectively; 1,242,734,866 and 1,201,933,394 issued at December 31, 2007 and 2006, respectively) (*)	5,948	4,575
Preferred shares - no par value (2,000,000,000 and 2,000,000,000 authorized at December 31, 2007 and 2006, respectively; 1,154,316,308 and 1,151,429,648 issued at December 31, 2007 and 2006, respectively) (*)	8,560	8,560
Treasury stock (36,675,620 and 39,562,280 preferred shares at December 31, 2007 and 2006, respectively, 10,265,646 and 9,993,446 common shares at December 31, 2007 and 2006, respectively) (*)	(1,173)	(1,123)
Additional paid-in capital	521	599
Appropriated retained earnings	19,183	13,639
Other accumulated comprehensive income:

Net unrealized gains (losses) on available-for-sale securities, net of taxes	687	(215)
Cumulative translation adjustment	485	662

Defined benefit of pension plans and other post-retirement plans, net of taxes	1,697	984
Unappropriated retained earnings (Accumulated losses)	(556)	(264)

Total Stockholders' equity	35,352	27,417

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	269,530	192,741

(*) After giving retroactive effect to the split of shares (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
Year Ended December 31
(In millions of reais, except per share information)

	2007	2006	2005
INTEREST INCOME	34,142	27,862	21,338
Interest on loans and leases	22,725	19,217	14,004
Interest on deposits in banks	2,657	2,664	2,547
Interest on Central Bank compulsory deposits	908	881	928
Interest on securities purchased under resale agreements	2,375	1,251	850
Interest on trading assets	3,416	2,538	1,710
Interest and dividends on available-for-sale securities	1,902	1,143	1,040
Interest on held-to-maturity securities	159	168	259
INTEREST EXPENSE	(12,966)	(10,939)	(8,728)
Interest on deposits	(3,318)	(3,873)	(3,311)
Interest on securities sold under repurchase agreements	(3,445)	(2,003)	(1,218)
Interest on short-term borrowings	(3,285)	(2,297)	(1,986)
Interest on long-term debt	(1,372)	(1,402)	(1,025)
Interest credited to investment contracts account balance	(1,546)	(1,364)	(1,188)
NET INTEREST INCOME	21,176	16,923	12,610
Provision for loan and lease losses	(5,535)	(5,148)	(2,637)
NET INTEREST INCOME AFTER ALLOWANCE FOR LOAN AND LEASE LOSSES	15,641	11,775	9,973
NON-INTEREST INCOME	16,753	14,443	11,957
Fee and commission income	7,750	6,737	5,705
Trading income (losses)	1,876	2,132	2,532
Net gain (loss) on sale of available-for-sale securities	(136)	281	(20)
Net gain (loss) on foreign currency transactions	83	(139)	146
Net gain (loss) on transactions of foreign subsidiaries	(1,020)	(153)	(330)
Equity in earnings of unconsolidated companies, net	416	511	583
Insurance premiums, income on private retirement plans and on capitalization plans	3,500	3,479	2,681
Other non-interest income	4,284	1,595	660
NON-INTEREST EXPENSE	(20,831)	(17,955)	(14,484)
Salaries and employee benefits	(5,628)	(5,299)	(3,951)
Administrative expenses	(5,409)	(4,672)	(3,733)
Amortization of other intangibles assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$ 83 in the year ended December 31, 2005)	(961)	(609)	(441)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,509)	(2,663)	(2,233)
Depreciation of premises and equipment	(661)	(603)	(607)
Other non-interest expense	(5,663)	(4,109)	(3,519)
NET INCOME BEFORE TAXES ON INCOME, MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	11,563	8,263	7,446
TAXES ON INCOME
Current	(2,551)	(1,823)	(1,534)
Deferred	(1,556)	(567)	(407)
TOTAL TAXES ON INCOME	(4,107)	(2,390)	(1,941)
NET INCOME BEFORE MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	7,456	5,873	5,505
Minority interest	2	23	(55)
NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	7,458	5,896	5,450
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect - (Note 3c)	29	0	0
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	7,487	5,896	5,450
Cumulative effect of a change in accounting principle	0	0	3
NET INCOME	7,487	5,896	5,453
EARNINGS PER SHARE - BASIC (*)
Common	3.12	2.59	2.43
Preferred	3.12	2.59	2.43
EARNINGS PER SHARE - DILUTED (*)
Common	3.10	2.58	2.41
Preferred	3.10	2.58	2.41
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	1,242,761,283	1,202,978,161	1,210,742,563
Preferred	1,155,982,545	1,069,344,432	1,036,228,303
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	1,242,761,283	1,202,978,161	1,210,742,563
Preferred	1,170,763,686	1,081,858,591	1,049,896,371

(*) After giving retroactive effect to the split of shares (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Comprehensive Income
Year Ended December 31
(In millions of reais)

	2007	2006	2005

Net income as reported in the statement of income	7,487	5,896	5,453
Change in unrealized gains and losses on available-for-sale securities (net of tax effect of R$ (435) , R$ 77 and R$ 83 for the years ended December 31, 2007, 2006 and 2005, respectively)	902	(370)	(293)
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(177)	(14)	(216)
Defined benefit of pension plans and other post-retirement plans, net of taxes of R$ 368 for the year ended December 31, 2007	713	-	-

Comprehensive income for the year	8,925	5,512	4,944

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31
(In millions of reais)

	2007	2006	2005
Operating activities
Net income	7,487	5,896	5,453

Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	5,535	5,148	2,637
Loss on sale of foreclosed assets, net	9	19	18
Amortization of intangible assets (includes an impairment charge on intangible assets of Banco Banestado S.A. of R$ 83 in the year ended December 31, 2005)	961	609	441
Depreciation of premises and equipment	661	603	607
Equity in earnings of unconsolidated companies, net	(416)	(511)	(583)
Gain on sale of Redecard Shares (Note 24a)	(1,544)	-	-
Gain on sale of Serasa Shares (Note 24a)	(743)	-	-
Gain on sale of Bovespa Shares (Note 24a)	(248)	-	-
Gain on sale of BM & F Shares (Note 24a)	(227)	-	-
Loss (Gain) on sale of other unconsolidated companies	-	(16)	2
Gain on sale of Credicard brand	-	(158)	-
Gain on split-off of Credicard (Note 3f)	-	(433)	-
Stock based compensation	339	717	54
Deferred tax expense	1,556	567	407
Net/gain loss on sale of available-for-sale securities	136	(281)	20
Impairment on available-for-sale securities	4	4	29
Other adjustments to net income	(21)	(34)	-
Cumulative effect of a change in accounting principle	-	-	(3)
Net gain on sale of premises and equipment	(92)	(8)	(4)
Minority interest	(2)	(23)	55
Dividends received from investments in companies recorded following the equity method	243	126	167
Changes in assets and liabilities
Trading account assets (increase) decrease	(11,069)	(8,929)	(3,516)
Other assets (increase) decrease	(8,157)	(4,245)	(6,468)
Other liabilities increase	9,196	4,714	6,130

Net cash provided by operating activities	3,608	3,765	5,446

Investing activities
Net increase in Central Bank compulsory deposits	(2,161)	(520)	(2,726)
Net increase in securities purchased under resale agreements which are not in cash and cash equivalents	477	(181)	(83)
Purchase of available-for-sale securities	(13,318)	(10,715)	(7,955)
Proceeds from sale and redemption of available-for-sale securities	10,653	9,569	7,092
Purchase of held-to-maturity securities	-	(10)	(10)
Proceeds from matured held to maturity securities	26	244	1,462
Net increase in loans and leases	(30,759)	(18,539)	(13,528)
Acquisition of subsidiaries, net of cash and cash equivalents received	1,637	3,293	(160)
Cash paid for acquisition of intengible related to LASA and Lopes (Note 33)	(358)	-	-
Consolidated cash in the split-off of Tulipa (Note 3f)	-	948	-
Consolidated cash in the split-off of Credicard (Note 3f)	-	18	-

Cash payments for contractual rights to provide payroll and other services to government entities and other entities	(113)	(168)	(696)
Purchase of premises and equipment	(773)	(586)	(612)
Proceeds from sale of premises and equipment	392	34	16
Proceeds from sale of foreclosed assets	52	42	61
Investment in companies accounted for following the equity method	(108)	(185)	-
Purchase of other investments recorded at cost	(31)	(44)	(25)
Proceeds from sale of unconsolidated companies	2,644	18	22
Net cash used in investing activities	(31,740)	(16,782)	(17,142)

Financing activities
Net increase (decrease) in deposits	12,529	3,703	9,187
Net increase (decrease) investment contracts	2,831	2,701	2,094
Net increase (decrease) in securities sold under repurchase agreements	12,100	3,241	(11)
Net increase in short-term borrowings	15,048	9,116	4,139
Borrowings from long-term debt	18,034	4,730	6,187
Repayment of long-term debt	(8,441)	(4,410)	(5,976)
Purchase of treasury shares	(261)	(37)	(1,647)
Proceeds from exercise of stock options by grantees	124	129	115
Dividends and interest on stockholders’ equity paid	(2,280)	(1,748)	(1,865)
Minority interest	(80)	38	78

Net cash provided by financing activities	49,604	17,463	12,301

Net increase (decrease) in cash and cash equivalents	21,472	4,446	605
Cash and cash equivalents
At the beginning of the year	19,651	15,205	14,600
At the end of the year	41,123	19,651	15,205

Supplemental cash flow disclosure
Cash paid for interest	10,485	7,401	6,443
Cash paid for taxes on income	2,738	1,335	1,092

Non-cash transactions
Loans transferred to foreclosed assets	24	85	35
Shares issued in conection with acquisition of Bank Boston	1,120	4,693	-
Dividends and Interest on stockholders' equity declared but not paid	1,533	1,629	1,288
Acquisition of Credicard operations (Note 3f)	-	765	-
Available for sale securities transferred to trading assets	52	292

The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended December 31
( In millions of reais)

	2007		2006 (*)		2005 (*)
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares
Capital stock
Balance at the beginning of the year	1,190,991,928	1,211,926,840	1,053,955,740	1,211,926,840	1,097,955,740	1,213,751,060
Issuance of shares	-	41,073,672	137,036,188	-	-	-
Cancellation of treasury stock	-	-	-	-	(44,000,000)	(1,824,220)

Balance at the end of the year (A)	1,190,991,928	1,253,000,512	1,190,991,928	1,211,926,840	1,053,955,740	1,211,926,840

Treasury stock
Balance at the beginning of the year	39,562,280	9,993,446	49,088,000	8,775,646	45,019,600	1,266,200
Stock purchased by the grantees of our Stock Option Plan (Note 26)	(9,369,060)	-	(9,525,720)	-	(11,189,000)	-
Cancellation of treasury stock	-	-	-	-	(44,000,000)	(1,824,220)
Acquisition of treasury stock	6,482,400	272,200	-	1,217,800	59,257,400	9,333,666

Balance at the end of the year (B)	36,675,620	10,265,646	39,562,280	9,993,446	49,088,000	8,775,646

Outstanding capital at the end of the year - C = A - B	1,154,316,308	1,242,734,866	1,151,429,648	1,201,933,394	1,004,867,740	1,203,151,194

(*) After giving retroactive effect to the split of shares (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended December 31
(In millions of reais)

	2007	2006	2005
Common shares
Balance at the beginning of the year	4,575	4,575	4,387
Issuance of shares	1,373	-	-
Capitalization of reserves and unappropriated retained earnings	-	-	188

Balance at the end of the year	5,948	4,575	4,575

Preferred shares
Balance at the beginning of the year	8,560	3,979	3,968
Capitalization of reserves and unappropriated retained earnings	-	-	11
Issuance of shares	-	4,581	-

Balance at the end of the year	8,560	8,560	3,979

Treasury stock
Balance at the beginning of the year	(1,123)	(1,296)	(475)
Stock purchased by the grantees of our Stock Option Plan (Note 26)	211	210	131
Cancellation of treasury stock	-	-	695
Acquisition of treasury stock	(261)	(37)	(1,647)

Balance at the end of the year	(1,173)	(1,123)	(1,296)

Additional paid-in capital
Balance at the beginning of the year	599	538	503
Stock based compensation recognized for the year (Note 26)	262	29	54
Difference between purchase price and average cost of treasury stock sold	(87)	(80)	(16)

Difference between the fair value of shares issued in a business combination and statutory amount of corresponding increase in capital (Note 3.b and 3.c)	(253)	112	-
Cumulative effect of a change in accounting principle	-	-	(3)

Balance at the end of the year	521	599	541

Appropriated retained earnings
Balance at the beginning of the year	13,639	9,131	6,660
Transferred from unappropriated retained earnings	5,544	4,508	3,365
Cancellation of treasury stock	-	-	(695)
Capitalization of reserves	-	-	(199)

Balance at the end of the year	19,183	13,639	9,131

Net unrealized gains (losses) on available-for-sale securities
Balance at the beginning of the year	(215)	155	448
Change in net unrealized gains and losses during the year, net of taxes	902	(370)	(293)

Balance at the end of the year	687	(215)	155

Cumulative translation adjustment
Balance at the beginning of the year	662	676	892
Translation adjustment arising during the year, without tax effect	(177)	(14)	(216)

Balance at the end of the year	485	662	676

Defined benefit pension plans and other postretirement plans
Balance at the beginning of the year	984	-	-
Defined benefit pension plans and other postretirement plans, net of tax effects	713	984	-

Balance at the end of the year	1,697	984	-

Unappropriated retained earnings/(accumulated losses)
Balance at the beginning of the year	(264)	563	328
Net income for the year	7,487	5,896	5,453
Distribution of dividends and interest on stockholders' equity	(2,235)	(2,215)	(1,853)
Transferred to unappropriated retained earnings	(5,544)	(4,508)	(3,365)

Balance at the end of the year	(556)	(264)	563

Total stockholders' equity	35,352	27,417	18,324
Information in reais per share (*)
Distributed earnings (dividends and interest on stockholders' equity)
Preferred shares	0.93	0.97	0.83
Common shares	0.93	0.97	0.83

(*) After giving retroactive effect to the split of shares (Note 19a).
The accompanying notes are an integral part of these consolidated financial statements.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(In millions of reais, except per share information)

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION.

a) Description of business

Banco Itaú Holding Financeira S.A. ("we", "Itaú", or "Itaú Holding”, refers to Banco Itaú Holding Financeira S.A. and our subsidiaries and affiliates) is a publicly-traded company, organized and existing under the laws of Brazil. The head office of Itaú Holding is located in Sao Paulo, Brazil.

Itaú Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in Brazil and outside Brazil, Brazilian related and non-related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Japan and Bahamas, and through subsidiaries in Argentina, Chile, Uruguay and Cayman Islands, and affiliates in Europe (Portugal and Luxembourg).

Itaú Holding is a member of the Itaúsa Group of companies which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2007 the Itaúsa group comprised more than 200 companies, including Itaúsa - Investimentos Itaú S.A. (ITAÚSA), the holding company for Itaú Holding.

Itaú Holding’s operations can be divided into eight main segments. Banco Itaú operates in four of them: (1) banking, which provides a broad range of banking services to individuals and micro, small and medium-sized companies, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans and (4) credit cards issued to accountholders. In addition, Itaú BBA provides wholesale banking services for large corporations and Itaucred provides consumer credit transactions to non-account holder clients through three segments: Taií (which comprises consumer credit transactions and payroll advance), Vehicle Financing and Credit Card transactions.

b) Basis of Consolidation

The consolidated financial statements include the accounts of Itaú Holding (parent company) and its direct and indirect majority-owned subsidiaries and the variable interest entities on which we are the primary beneficiary, after elimination of all material intercompany balances and transactions. Unless otherwise indicated the subsidiaries consolidated at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the percentages of voting interest is the one presented below. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Holding. The following table presents our main subsidiaries.

	Country of incorporation	Percentage of voting interest at December 31, 2007
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100%
Banco Fiat S.A.	Brazil	99.99%
Banco Itaú BBA S.A.	Brazil	74.49%
Banco Itaú Buen Ayre S.A. (1)	Argentina	99.72%
Banco Itaú Chile S.A.(2)	Chile	99.99%
Banco Itaú S.A.	Brazil	100%
Banco Itaú Uruguay S.A. (2)	Uruguay	100%
Banco ItauBank S.A. (3)	Brazil	100%
Banco Itaucard S.A.	Brazil	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	99.99%
Cia Itaú de Capitalização	Brazil	99.99%
Banco Itauleasing S.A.	Brazil	99.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (4)	Brazil	50.00%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100%
Itaú Chile Holding, Inc.(2)	Chile	100%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100%
Itaú Vida e Previdência S.A.	Brazil	99.99%
Itaú-BBA Participações S.A.	Brazil	50.00%
Oca Casa Financiera S.A.(2)	Uruguay	100%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	99.99%

(1)	The interest changed as compared to previous years from 99.99% to 99.72% due to the sale of 1.11% by the subsidiary Banco Itaú S.A to Banco Itaú BBA S.A
(2)	Consolidated since April 2007.
(3)	Consolidated since its acquisition on August 30, 2006.
(4)	Consolidated since its incorporation in April 2005.

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

As of December 31, 2007, total consolidated assets of Itaú BBA Participações amounted to R$ 1,548 and would be available to its creditors to meet its obligations.

We are the primary beneficiary of Miravalles Empreendimentos e Participações S.A. (“Miravalles”), the holding company of FIC, a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We consolidate Miravalles since we acquired an interest on it in August 2004.

Total consolidated assets of Miravalles as of December 31, 2007 amount to R$ 1,943 (including intangible assets of R$ 603) and would be available to its creditors to meet its obligations.

We are also the primary beneficiary of Vitória Participações S.A. (“Vitória”), the holding company of FAI, a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (“LASA”). We consolidate Vitória since we acquired an interest on it in April 2005.

Total consolidated assets of Vitória Participações S.A. as of December 31, 2007 amount to R$ 654 (including intangible assets of R$ 340) and would be available to its creditors to meet its obligations.

We have a 50% interest in Pandora Participações S.A. an entity created as result of the partnership with Lojas Americanas described in Note 33.a that we concluded is a VIE but to which we are not the primary beneficiary. Total assets of Pandora as of December 31, 2007 amount to R$ 137 and we are exposed to losses up to the amount of our investment which amounts to R$ 69 as of December 31, 2007

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

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

The preparation of financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The consolidated financial statements include various estimates and assumptions, including, but not limited to, the adequacy of the allowance for loan and lease losses, estimates of fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets, the definition of assumptions used for computing pension plan liabilities, the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable, including the analysis of uncertain tax positions with respect to taxes on income.

The following is a description of the significant accounting policies applied.

a)Constant currency restatement

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

b) Foreign currency translation into Brazilian Reais

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais at year-end exchange rates. The related transaction gains and losses are recognized in the statement of operations as they occur.

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following basis:

•	assets and liabilities at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	gains or losses arising from translation are included under Cumulative Translation Adjustment in stockholders' equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been remeasured on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	transaction gains and losses are reported in the income statement under Net gain (loss) on transaction of foreign subsidiaries.

c) Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, and securities purchased under agreements to resell which generally have original maturities of 90 days or less.

d) Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 11,600 and R$ 7,469 at December 31, 2007 and 2006, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 8,058 and R$ 5,094 at December 31, 2007, and 2006 respectively.

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

In Brazil, custody control of local securities is centralized and the possession of securities purchased under resale agreements is temporarily transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

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

h) Derivatives other than trading and embedded derivatives

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

We held no derivatives which qualified as hedges at December 31, 2007, 2006 and 2005 and all our derivatives as of such dates and during those periods were recorded at fair value with changes in fair value recognized in income.

We segregated the embedded derivatives included in hybrid financial instruments, when this segregation is required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Upon entering into the hybrid instrument, we record the embedded derivative instruments at its fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative (a “with and without” method based on the fair value of the embedded derivative). The embedded derivative is subsequently remeasured at fair value at each reporting date with gains and losses recognized in income.

As from January 1, 2007, we adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. According to this rule, hybrid financial instruments that contain an embedded derivative that had to be bifurcated according to SFAS 133 can be recorded entirely at its fair value if there is an irrevocable option for this accounting treatment on an instrument-by-instrument basis. We had not elected the option not to bifurcate for any instrument during the year ended December 31, 2007.

i) Loans and leases

Loans and leases are stated at amortized cost using the effective yield interest method, including interest receivable and contractual indexation. Interest income is recorded on the accrual basis and is added to the principal amount of the loans and leases each period. The accrual of interest is generally discontinued on all loans and leases that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other securities and is in process of collection. Leases receivable are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income.

j) Non-accrual and impaired loans and leases

Loans and leases are considered impaired when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114 “Accounting by Creditors for Impairment of a Loan”, amended by SFAS 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”.

We consider impaired those loans and leases more than 90 days overdue, those that have already been renegotiated and in addition are over 60 days overdue and, for larger balances non-homogeneous loans, when they present certain deterioration indicators.

We measure loans and leases considered impaired based on estimates of cash flows expected to be collected discounted at the original effective rate of the loan.

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

k) Allowance for loan and lease losses

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for loan and lease losses includes management's judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

Our entire allowance is available to cover credit losses inherent to our entire portfolio. In order to determine the amount of our allowance for loan and lease losses the portfolio is classified n two main categories for each of which a specific methodology is used to estimate the inherent losses. In the first category, “credits individually reviewed”, we include large corporate non-homogeneous loans representing significant credit exposures, which need to be individually reviewed for impairment. In the second category, “credits reviewed on a portfolio basis,” are included small homogeneous credit portfolios, which are comprised of commercial and consumer loans. To determine the amount of the allowance corresponding to the “credits individually reviewed”, which are considered impaired we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For “credits individually reviewed” and not considered to be impaired, loans are classified on different rating categories using several qualitative and quantitative factors applied through internally developed models. Inherent losses for each rating are estimated considering market-wide experience. To determine the amount of the allowance corresponding to “credits reviewed on a portfolio basis”, loans that correspond to small homogeneous loans are segregated into differentiated portfolios based on the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those groups through a process that considers historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio.

The allowance is increased by provisions and recoveries of loans and leases, previously charged-off and is reduced by charged-off loans and leases deemed uncollectible.

l) Investments in unconsolidated companies

Investments in unconsolidated companies, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as Equity in earnings (losses) of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet. The outstanding balance of the investment includes goodwill and intangible assets related to those investments, when applicable, which are included in the analysis of whether a decline in value of the investment is considered to be “other-than-temporary”.

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

We assess impairment in accordance with the requirements of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2007.

Premises and equipment no longer in use is classified as held for sale and carried at the lower of fair value minus estimated costs to sell, or cost. The analysis is made on an individual asset basis. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is recognized as a valuation allowance and a charge to the consolidated statement of income.

o) Goodwill and other intangible assets

According to SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value.

Our reporting units are either one of our operating segments or one level below an operating segment. A “reporting unit” would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component. Our reporting units are either one of our reporting segments, as presented in Note 31, or one level below in the case of Banco Itaú BBA and Banco Itaú - Banking.

We determined June 30 of each year to be the date for performing such impairment test. In 2007, 2006 and 2005 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

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

p) Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in FAS 109, "Accounting for Income Taxes". Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the period in which they are enacted. We treat interest and penalties on income taxes as a component of Income tax expense.

We implemented FIN 48 - “Accounting for Uncertainty in Income Taxes”, on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-like-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. Interest [and penalties] on income taxes are treated as a component of other non-interest expense. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. See Note 29b for additional information. The adoption of FIN 48 did not result in any impact to our consolidated financial position as of January 1, 2007.

q) Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand as appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). We reinsure our risks with IRB Brasil Resseguros S.A, a government controlled entity which had the reinsurance monopoly in Brazil until May 17, 2008. On such date, Resolution No. 168 of December 17, 2007 entered into effect, requiring the insurer entity assure to reinsurer or local reinsurers the preferential offer of each cession of reinsurance in a minimum amount of 60% of the assigned premiums, up to January 16, 2010, and of 40%, after that date, breaking the monopoly in this sector that rule up to such date. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2007	2006	2005
Reinsurance receivables at year-end	45	47	64
Earned premiums under reinsurance contracts during each year	348	346	362
Recoveries recognized under reinsurance contracts during each year	179	375	105

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs.

We adopted Statement of Position (SOP) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modification or Exchanges of Insurance Contracts”. The adoption of this standard did not produce any impact in our financial statements.

The vast majority of our private retirement plans correspond to deferred annuities. On the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the holders of the policies and we account for them as investment contracts in accordance with the requirements of SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as services fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment, after a minimum holding period, and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest credited on investment contract accounts balance” in the consolidated statement of operations.

At the end of a contractually stated term the amounts not redeemed by the customers are used to purchase an annuity, at terms contractually established at the date the customers entered into the plans. During the benefit’s pay-out phase, which is the period after the purchase of the annuity, we recognize a liability for future policy benefits.

We recognize an additional liability in accordance with Statement of Position (“SOP”) 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” during the accumulation phase if the present value of the expected benefit payments at the expected annuitization date exceeds the expected account balance at such annuitization date.

On the private retirement plans that are not considered investment contracts we recognize as revenue all amounts collected from customers and we recognize an expense for the constitution of a liability for future policy benefits.

Considering the reduced period since we have been offering retirement plans the amount of liabilities for future policy benefits for annuities in the benefits pay-out phase are minimal.

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

s) Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plan which are expensed as incurred. Such contributions totaled R$ 645, R$ 541 and R$ 471 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Effective from December 31, 2006, pursuant to the SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, Itaú Holding started to additionally recognize deferred actuarial gains and losses and unrecognized prior service cost in the consolidated balance sheet, with contra-entry to stockholders’ equity (“Other Accumulated Comprehensive Income - Defined Benefits of Pension Plans and Other Post-Retirement Plans”).

The following table presents the effects of the adoption of SFAS 158 as of December 31, 2006:

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

Through December 31, 2004, we applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for the stock option plan.

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

u) Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in SFAS 5 –“Accounting for Contingencies”.

Contingent gains and losses refer to potential rights or obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent gains: they are not recognized in our financial statements, except when we understand realization is guaranteed, usually represented by favorable claims awarded to us in a final and unappealable judgment and by the actual recovery of the claim through either the receipt of their legal offset against another liability.

•
Contingent losses: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax (other than tax on income) and social security lawsuits. These contingencies are measured based on our best estimates, considering the opinion of legal advisors when considered probable that financial resources shall be required to settle the contingency and the amount may be reasonably estimated. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Contingent amounts are measured through the use of models and criteria which allow reasonably estimates, in spite of the inherent uncertainty in their term and amounts.

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

Earnings per share are presented based on the two types of stock issued by Itaú Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.0275 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders' equity) and undistributed earnings of Itaú Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by SFAS 128 “Earnings per Share”.

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

z) Recently issued Accounting Standards applicable for future periods

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivatives Instruments and Hedging Activities, an amendment of SFAS 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years beginning after November 15, 2008, with early adoption encouraged. Under SFAS 61 entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivatives instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We are currently evaluating the potential impact of adopting this statement in our financial statement disclosures.

In February 2008, the FASB issued FSP FAS 140-d, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-d provides implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate transactions. FSP FAS 140-d is effective for financial statements issued in fiscal years beginning after November 15, 2008, with early adoption not allowed. We are evaluating the potential impact of adopting this statement.

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements”, which changes the accounting and reporting requirements for business combinations and noncontrolling interests. SFAS 141(R) is effective for business combinations occurred after January 1, 2009, while SFAS 160 is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), which establishes standards for the accounting and reporting of noncontrolling interests in subsidiaries in consolidated financial statements. SFAS 160 requires the noncontrolling equity interests to be accounted for and presented in equity, separately from the parent shareholder’s equity and the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. Further, SFAS 160 requires when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption not allowed. We are evaluating the potential impact of adopting this statement.

In November 2007, the SEC issued SAB 109, “Loan Commitments”, which revises and amends portions of SAB 105, “Application of Accounting Principles to Loan Commitments”. SAB 109 establishes that expected future cash flows related to the associated servicing of the loan should be included in the measurement of all loan commitments that are accounted for at fair value through earnings. This standard is required to be implemented for loan commitments issued or modified in fiscal years beginning after December 15, 2007.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts”, which permits offsetting receivables against payables of net derivative positions under certain circumstances. This standard is required to be implemented for the fiscal years beginning after November 15, 2007. The Company is assessing the impact of this standard on Itaú Holding

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which is effective for fiscal years beginning after November 15, 2007, with early adoption being permitted. SFAS 159 establishes an option to measure certain financial assets and liabilities at fair value. Until December 31, 2007, the Company did not adopted SFAS 159.

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

In July 2006, the FASB issued FSP FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. Leveraged lease transactions may generate significant tax benefits for the lessor, mainly because of the term for paying tax. Any changes to this term may produce significant impacts on the cash flows of lease transactions. The standard establishes the recalculation of leveraged lease upon changes or projected change in the timing of the realization of tax benefits generated from leveraged lease transactions. This standard was required to be implemented for the fiscal years beginning after December 15, 2006, and did not produce any material impacts on the financial statements as of December 31, 2007.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” which is effective as of the beginning of the first fiscal year beginning after September 15, 2006. This pronouncement requires all servicing rights to be initially recognized at fair value. Subsequent to initial recognition, it permits a one-time irrevocable election to remeasure each class of servicing rights at fair value, with the changes in fair value being recorded in current earnings. The classes of servicing rights are identified based on the availability of market inputs used in determining their fair values and the methods for managing their risks. The adoption of this standard did not produce any material impacts on the financial statements as of December 31, 2007.

NOTE 3 – BUSINESS DEVELOPMENTS

a) Operations of SFR Software e Análise de Sistemas Ltda. (“SFR”) and PREVITEC - Previdência e Tecnologia Ltda. (“Previtec”)

In December 2006, Itaú Holding through its wholly owned subsidiary Itaú Administração Previdenciária Ltda. signed an agreement with the controlling shareholders of SFR and Previtec for the purchase of 50% of the quotas of SFR and Previtec held by such shareholders. These companies provide services of liability control management and accounting control and integration to the market of closed-end pension plan. This transaction was consummated on January 10, 2007, date on which settlement took place. In exchange for the 50% of interest in the capital of these companies, Itaú paid in kind R$ 2 for 100,000 quotas of SFR and R$ 30 for 100,000 quotas of Previtec.

According to the agreement, each of the companies will be managed by a board composed of four members, two being appointed by Itaú and the other two being the other shareholders of SFR and Previtec.

The purchase price of this transaction totaled R$ 32. The following table summarizes the estimated fair value of assets purchased and liabilities assumed at the purchase date:

Fixed assets, net	2
Intangible assets	74
Total assets	76
Liabilities	2
Net assets at fair value	74
% purchased	50%
Fair value of the investment purchased	37
Excess of net assets purchased over purchase price	5
Purchase price	32

Intangible assets purchased consist of contractual rights (customer contracts) for the provision of private pension services and are expected to amortize them over 10 years. Intangible assets were allocated to the Banco Itaú - Insurance, Private Pension and Capitalization operations segment.

Total and deductible goodwill according to the Brazilian tax legislation amounted to R$ 32. As provided for this legislation, the goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or the transfer of the investment purchased.

We analyzed the accounting of SFR and Previtec according to FIN 46(R) - “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”, and concluded that SFR and Previtec are variable interest entities and Itaú Holding is the primary beneficiary. As a result of such conclusion, we are consolidating them as from January 2007.

b) Operations of BankBoston in Chile

In May 2006, Itaú Holding and its controlling shareholder Itaúsa signed an agreement with Bank of America Corporation (BAC) for the exclusive right to purchase the BankBoston Chile operations and in August 2006 the parties signed a purchase agreement. Consummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Superintendency of Bank and Financial Institutions of Chile (SBIF), given on February 12, 2007. In exchange for these subsidiaries, Itaú Holding issued 34,812,888 (quantity of shares retroactively adjusted for the split of 100% of capital stock referred to in Note 19b) common shares to BAC, whose issuance was approved on the EGM (“Extraordinary General Meeting”) of December 26, 2006 and which were delivered after the approval of Central Bank of Brazil and SBIF on February 12, 2007. On February 12, 2007, we obtained control over BankBoston Chile.

The purchase price of this transaction totaled R$ 948, which corresponds to the fair value of the issued shares and was based on the market price of common shares of Itaú Holding on the date the transaction was announced in August 2006. According to the allocation of fair value of assets acquired and liabilities assumed, Itaú Holding has determined the fair value of consideration was lower than the fair value of assets acquired and liabilities assumed resulting in an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such “negative goodwill” was allocated to long-lived assets acquired, reducing the amount of fair value initially computed. The following table summarizes the estimated fair value of the assets purchased and liabilities assumed at the purchase date already considering the effect of reducing long-lived assets to the extent of the amount of “negative goodwill”:

Cash and cash equivalents	689
Compulsory deposits with Central Bank	47
Trading assets	79
Available-for-sale securities	864
Loans and leases	5,016
Fixed assets, net	53
Intangible assets	195
Other assets	186
Total assets purchased	7,129
Liabilities assumed	6,181
Net assets at fair value	948
Purchase price	948

Intangible assets purchased consist of customer relationships and we expect to amortize them over 10 years. These intangible assets were allocated to the Banco Itaú - Banking segment.

Total and deductible goodwill according to the Brazilian tax legislation amounted to R$ 452. As provided for this legislation, the goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment purchased.

Unaudited proforma results of Itaú Holding for the years ended December 31, 2007 and 2006, as if the acquisition of BankBoston Chile had occurred in the beginning of each of these periods are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,284
Net income	7,465
Earnings per common and preferred shares:
Basic	3.11
Diluted	3.09

2006 (unaudited)

Net interest income (before provision for loan losses)	17,269
Net income	5,936
Earnings per common and preferred shares:
Basic	2.61
Diluted	2.60

c) Operations of BankBoston in Uruguay

In May 2006, Itaú Holding and Itaúsa signed an agreement with Bank of America Corporation (BAC) for the exclusive right to purchase the BankBoston’s operations in Uruguay and in August 2006 the parties signed a purchase agreement. Comsummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Uruguayan authorities, given on March 16, 2007. On April 1, 2007, we obtained control over these operations. In exchange for these subsidiaries, Itaú Holding issued 6,260,784 (quantity of shares retroactively restated to reflect the split of 100% of capital stock referred to in Note 19b) common shares to BAC and paid in kind the amount of R$ 2.3 to BAC. The issuance of shares was approved on the EGM of December 26, 2006 and the shares were delivered after the approval of Central Bank of Brazil and the Uruguayan authorities on March 16, 2007. The payment in kind was made on March, 2007.

The purchase price of this transaction totaled R$ 172, which corresponds to the amount paid in kind and the fair value of the issued shares, based on the market price of common shares of Itaú Holding on the date the transaction was announced in August 2006. According to the allocation of fair value of assets acquired and liabilities assumed, Itaú Holding has determined the fair value of consideration was lower than the fair value of assets acquired and liabilities assumed resulting in an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such “negative goodwill” was allocated to long-lived assets acquired, reducing the amount of fair value initially computed and since the amount of “negative goodwill” exceeded the fair value of those long-lived assets, the remaining amount was recorded as an extraordinary gain for R$ 29 million. The following table summarizes the estimated fair value of the assets purchased and liabilities assumed at the purchase date:

Cash and cash equivalents	984
Interest-bearing deposits in other banks	3
Available-for-sale securities	86
Loans and leases	782
Other assets	30
Total assets purchased	1,885
Liabilities assumed	1,684
Net assets at fair value	201
Excess of net assets purchased over purchase price	29
Purchase price	172

The unaudited proforma results of Itaú Holding for the years ended December 31, 2007 and 2006, as if the purchase of BankBoston Uruguay had occurred in the beginning of each of these periods are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,234
Net income	7,510
Earnings per common and preferred shares:
Basic	3.13
Diluted	3.11

2006 (unaudited)

Net interest income (before provision for loan losses)	17,193
Net income	5,917
Earnings per common and preferred shares:
Basic	2.60
Diluted	2.59

d) Acquisitions by equity investees

During 2007, Itaú Holding and Itaúsa, through their subsidiaries Banco Itaú Europa Luxembourg S.A. (BIE Lux), Banco Itaú Europa S.A. (BIE) and Banco Itaú Europa International (BIEI), acquired three operations for a total of R$ 637, which was paid in cash:

(i)	operations of BankBoston Trust Company Ltd (BBT), based on Nassau, Bahamas, comprised of financial assets under management and private banking clients in Latin America;
(ii)	operations of BankBoston International (BBI), based on Miami, United States of America, comprised of financial assets under management and private banking clients in Latin America; and
(iii)
Operations of private banking of ABN Amro Bank N.V., based on Miami, United States of America, and Montevideo, Uruguay, comprised of assets under management of Latin America clients, booked in United States of America, Switzerland and Luxembourg.

The resulting amount of R$ 202 of intangible assets and the amount of R$ 155 of goodwill are recorded under “Investment in unconsolidated companies” in our consolidated balance sheet.

e) Operations of the companies Virada Web and iCarros

In August 2007, Banco Itaú signed an agreement for the purchase of the companies Virada Web and iCarros, which operate in the vehicle advertising business. This transaction was settled through a down payment in August 2007. In exchange for the total interest in the capital stock of these companies, Itaú paid R$ 0.2 and will pay the remaining amount in three installments up to January, 2008.

The purchase price of this transaction was R$ 4, which corresponds to the amount paid in kind. This purchase resulted in an intangible asset of R$ 4. This intangible asset was allocated to our Itaucred - Vehicles segment and has an estimated useful life of 10 years, period in which we expect to amortize it.

f) Our Credicard Operations

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

Total and deductible goodwill according to the Brazilian tax legislation amounted to R$ 62. As provided for this legislation, goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale of transfer of the investment purchased.

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

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

	2007	2006
Cash and due from banks	3,098	2,707
Interest-bearing deposits in other banks	16,717	8,753
Securities purchased under resale agreements	21,308	8,191
TOTAL	41,123	19,651

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Holding operates require financial institutions, including Itaú Holding, to deposit certain funds with the central bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits.

	2007	2006
Non-interest bearing	6,293	6,145
Interest-bearing	10,882	8,932
TOTAL	17,175	15,077

NOTE 6 - TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	2007	2006
Investment funds	20,320	16,051
Brazilian federal government securities	10,196	4,355
Brazilian government external debt securities	240	490
Government debt securities - other countries	3,365	1,887
Argentina	37	-
United States	286	1,389
Mexico	69	-
Austria	-	231
Russia	275	147
Denmark	196	-
Spain	847	-
Korea	1,582	-
Chile	71	-
Other	2	120
Corporate debt securities	2,074	1,446
Marketable equity securities	382	636
Derivative financial instruments	3,746	3,091
Swaps	1,761	1,793
Options	261	255
Forwards	1,724	1,038
Futures	-	5
TOTAL	40,323	27,956

Net unrealized gains included in trading assets at December 31, 2007, 2006 and 2005, amounted to R$ 261, R$ 778 and R$ 407, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2007, 2006 and 2005, included in trading income gains / (losses), were of R$ (517), R$ 371 and R$ 397, respectively.

NOTE 7 - AVAILABLE-FOR-SALE SECURITIES

The fair values and corresponding amortized cost of available-for-sale securities at December 31 were:

	Gross unrealized
	2007				2006
	Amortized cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair value
Investment funds	960	13	-	973	1,002	8	(6)	1,004
Brazilian federal government securities	2,091	61	(11)	2,141	2,550	88	(1)	2,637
Brazilian government external debt securities	272	6	-	278	532	7	(158)	381
Government debt securities - other countries	7,406	10	(29)	7,387	856	8	(4)	860
Argentina	53	-	-	53	-	-	-	-
Norway	191	-	(2)	189	-	-	-	-
Austria	2,116	4	(12)	2,108	445	3	(4)	444
Denmark	176	-	(2)	174	-	-	-	-
Spain	2,295	-	(11)	2,284	-	-	-	-
Korea	2,155	5	(1)	2,159	-	-	-	-
Chile	356	-	(1)	355	-	-	-	-
Uruguay	64	1	-	65	-	-	-	-
Other	-	-	-	-	411	5	-	416
Corporate debt securities	4,283	28	(14)	4,297	5,997	81	(184)	5,894
Marketable equity securities	2,431	8	(2)	2,437	949	12	-	961
TOTAL	17,443	126	(56)	17,513	11,886	204	(353)	11,737

Gross realized gains and losses on available-for-sale securities were as follows:

	2007	2006	2005
Gains	221	553	256
Losses	(357)	(272)	(276)
Net	(136)	281	(20)

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	2007
	Amortized cost	Fair value
Due within one year	8,543	8,534
From 1 to 5 years	3,625	3,617
From 5 to 10 years	1,453	1,480
After 10 years	432	473
No stated maturity	3,390	3,410
TOTAL	17,443	17,513
During the years ended December 31, 2007, 2006 and 2005, we recognized losses of R$ 4, R$ 4 and R$ 29, respectively, for impairment of available-for-sale securities presented under "Other non-interest expenses" in the consolidated statement of income.

We have no available-for-sale securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2007 and 2006.

At the year ended December 31, 2007 and 2006, we reclassified securities from available-for-sale securities to trading assets, resulting in recognition of R$ 52 and R$ 292 ,respectively, in net income, that were previously recorded in other comprehensive income.

NOTE 8 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	2007				2006
	Amortized	Unrealized gross			Amortized	Unrealized gross
	cost	Gains	Losses	Fair value	cost	Gains	Losses	Fair value
Brazilian federal government securities	822	142	-	964	812	101	-	913
Brazilian government external debt securities	307	44	-	351	419	60	-	479
Government debt securities - other countries	19	-	-	19	19	3	-	22
Corporate debt securities	280	20	-	300	339	24	-	363
TOTAL	1,428	206	-	1,634	1,589	188	-	1,777

The amortized cost and fair value of held-to-maturity securities, by maturity, were as follows:

	2007
	Amortized cost	Fair value
Due within one year	338	349
From 1 to 5 years	511	575
From 5 to 10 years	236	271
After 10 years	343	439
TOTAL	1,428	1,634

We have no held-to-maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2007 and 2006.

NOTE 9 - LOANS AND LEASES

	2007	2006
Commercial	42,601	31,320
Industrial and others	38,740	27,980
Import financing	1,108	492
Export financing	2,753	2,848
Real estate loans, primarily residential housing loans	4,732	2,499
Lease	29,531	16,226
Public sector	827	815
Individuals	32,156	27,207
Overdraft	2,768	2,515
Financing	17,998	15,535
Credit card	11,390	9,157
Agricultural	3,652	3,471
TOTAL	113,499	81,538

At December 31, 2007 and 2006, our recorded investment in impaired loans was R$ 3,886 and R$ 3,326 and our non-accrual loans and leases amounted to R$ 4,777 and R$ 3,938, respectively.

The average recorded investment in impaired loans for 2007, 2006 and 2005 was approximately R$ 3,606 , R$ 2,586 and R$ 1,409, respectively. At December 31, 2007 and 2006, the recorded investment in impaired loans requiring and allowance for loan and lease losses based on individual analysis per SFAS 114 guidelines was R$ 140 and R$ 183, and the related allowance for loan and lease losses was R$ 126 and R$ 68, respectively. In 2007, 2006 and 2005, interest income recognized on impaired loans totaled R$ 469, R$ 220 and R$ 188, respectively.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income forgone on our non-accrual loans for 2007, 2006 and 2005 is R$ 939, R$ 564 and R$ 205, respectively.

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses

	2007	2006	2005
Balance at the beginning of the year	6,399	3,933	2,811
Allowance for loan and lease losses	5,535	5,148	2,637
Credits charged off	(5,564)	(3,608)	(2,339)
Recoveries	1,071	926	824
Balance at the end of the year	7,441	6,399	3,933

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % as of December 31, 2007		12/31/2007 (a)				12/31/2006 (a)		12/31/2005 (a)
	Total	Voting	Stockholders' equity	Net income (loss)	Investment	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Equity in earnings (losses)
Investments accounted for by the equity method
Allianz Seguros S.A.	27.52	27.52	473	72	130	20	115	17	15
Credicard Banco S.A. (b)	-	-	-	-	-	-	-	60	150
IPI - Itausa Portugal Investimentos Ltda. (c)	49.00	49.00	1,171	150	574	74	557	71	27
Itaú XL Seguros Corporativos S.A. (d)	50.00	50.00	204	29	102	13	94	10	-
Itausa Export S.A. (c)	22.23	20.00	1,146	139	255	31	226	22	26
Redecard S.A. (e)	23.21	23.21	516	994	120	256	43	275	202
Tulipa Administração e Participações Ltda (b)	-	-	-	-	-	-	-	18	132
Other (f)					135	22	75	38	31
Subtotal					1,316	416	1,110	511	583
Other investments recorded at cost					183	-	178	-	-

Total					1,499	416	1,288	511	583

(a) Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.

(b) During 2006 the joint-venture in Credicard was terminated and 50% of the assets and liabilities of Tulipa and Credicard were transferred to us and are being consolidated since then.(Note 3f)

(c) Ownership in IPI - Itaúsa Portugal Investimentos Ltda. is held: (i) through subsidiaries that own 49.00% of total and voting capital, and (ii) through the equity investee Banco Itaú Europa S.A., a subsidiary of Itaúsa Export, which holds 51.00% of IPI - Itaúsa Portugal Investimentos Ltda.'s total and voting capital. Exchange gains or losses arising from translation are included in Cumulative Translation Adjustments (Note 2b).

(d) Entity incorporated on August 31, 2006.

(e) Equity in earnings for the year 2007 does not represent net income of the affiliate proportional to the owership as of December 31, 2007 as a result of the reduction in interest that took place during 2007 (See Note 24a.).

(f) Other include interests in the following companies and the interest in total and voting shares as of December 31, 2007: BIU Participações S.A. (41,66% of total and voting stock), Bracor Investimentos Imobiliários S.A. (28,35% and 33,60% of total and voting stock), Pandora Participações S.A. (50% of total and voting stock).

b) Summarized financial information

Information about the financial position and results of Redecard S.A., the investment that most contributed to our equity in earnings of unconsolidated companies as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, is as follows:

Balance Sheet - Unaudited	December 31, 2007	December 31, 2006
Total assets	13,334	10,494
Total liabilities	13,334	10,494
Stockholder’s equity	516	134
Investment	120	43

Income Statement - Unaudited	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Operating revenues	2,531	3,082	1,647
Operating expenses	1,208	2,072	917
Income before income tax	1,323	1,010	730
Income tax	329	150	98
Net income	994	860	632
Equity in income	256	275	202

c) Other information

Dividends, including interest on stockholders' equity, received from the investments accounted for by the equity method were R$ 243, R$ 126 and R$ 167 in the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 12 - PREMISES AND EQUIPMENT

	2007	2006	Annual depreciation rates %
Gross
Land	710	740
Buildings used in operations	1,844	2,048
Installations, furnishings, equipment and security and communication systems	911	849
Data processing equipment	2,428	2,274
Cost of software developed or obtained for internal use	636	568
Transportation system	30	25
Assets held for sale	25	22
Other	870	648
TOTAL	7,454	7,174
Accumulated depreciation
Buildings used in operations	(1,286)	(1,217)	4
Installations, furnishings, equipment and security and communication systems	(546)	(516)	10 to 25
Data processing equipment	(2,013)	(1,866)	20 to 50
Cost of software developed or obtained for internal use	(307)	(296)	20 to 33
Transportation system	(15)	(9)	20
Other	(553)	(402)	20
TOTAL	(4,720)	(4,306)
NET BOOK VALUE	2,734	2,868

Depreciation expense was R$ 661, R$ 603 and R$ 607 in the years ended December 31, 2007, 2006 and 2005, respectively, including expenses of R$ 91, R$ 90 and R$ 78 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 17, respectively, in 2007 (R$ 23 and R$ 16 in 2006 and R$ 23 and R$ 15 in 2005).

Accumulated depreciation of leases amount to R$ 60, R$ 45 and R$ 36 as of December 31, 2007, 2006 and 2005, respectively. The only asset class recorded under leases is buildings.

NOTE 13 - GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS No. 142 no goodwill amortization was recorded in 2007, 2006 and 2005. The following table presents the movement of aggregate goodwill for the years ended December 31, 2007 and 2006:

	2007	2006
Opening balance sheet	877	238
Addition as a result of acquisition of Delle Holdings	29	-
Addition as a result of acquisition of Bank Boston - Brasil	-	392
Addition as a result of split-off of Credicard	-	249
Addition as a result of other acquisitions	-	7
Tax benefit on realization for tax purposes of tax deductible goodwill	(214)	(11)
Effect of exchange rate on goodwill on entities outside Brazil	(5)	2
Closing balance sheet	687	877

The total amount of goodwill as of December 31, 2007 and 2006 was allocated to the Banco Itaú - banking segment, with exception of the amount of R$ 75, which was allocated to the Itaú BBA segment, the amount of R$ 286, which was allocated to the Banco Itaú - Credit Cards - Account Holders segment and the amount of R$ 58, which was allocated to the Banco Itaú - Asset Management and Investor Services segment.

The change in intangible assets for the years ended December 31, 2007 and 2006 is presented below.

	2007						2006
	Orbitall - Credit card processing contracts	SFR e Previtec - Service agreements for private pension processing	Exclusive access to CBD, LASA and Lopes stores	Customer Relationship	Distribution network FIAT	Total	Orbitall – Credit card processing contracts	Exclusive access to CBD and LASA	Customer Relationship	Distribution network FIAT	Total
Opening balance	165	-	1,006	4,470	46	5,687	199	1,075	1,836	54	3,164
Additions as a result of transactions during the year:
Strategic agreement with SFR and Previtec	-	32	-	-	-	32	-	-	-	-	-
Strategic agreement with Lopes	-	-	290	-	-	290	-	-	-	-	-
Split-off of assets and liabilities of Credicard	-	-	-	-	-	-	-	-	701	-	701
ItauBank – Brasil	-	-	-	-	-	-	-	-	2,261	-	2,261
Itaubank – Chile	-	-	-	195	-	195	-	-	-	-	-
Other acquisitions (1)	-	-	-	1,639	-	1,639	-	-	189	-	189
Amortization for the year	(28)	(3)	(60)	(863)	(7)	(961)	(31)	(58)	(512)	(8)	(609)
Effect of exchange rate on intangible on entities outside Brazil	-	-	-	(12)	-	(12)	-	-	-	-	-
Rescission of agreement - State Government of Minas Gerais (2)	-	-	-	(53)	-	(53)	-	-	-	-	-
Tax benefit in the realization of deductible goodwill arising from acquisitions	(17)	-	(6)	(24)	-	(47)	(3)	(11)	(5)	-	(19)
Closing balance	120	29	1,230	5,352	39	6,770	165	1,006	4,470	46	5,687
Gross balance	234	32	1,468	8,634	103	10,471	234	1,144	5,818	103	7,299
Accumulated amortization	(114)	(3)	(238)	(3,282)	(64)	(3,701)	(69)	(138)	(1,348)	(57)	(1,612)

Balance at the closing of the balance sheet, net	120	29	1,230	5,352	39	6,770	165	1,006	4,470	46	5,687
Weighted average useful life (in years)	6.9	10.8	17.2	6.4	5.3	8.4	7.6	17.8	7.6	6.3	9.4

(1)
Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. During 2007, the transactions basically comprises the agreements entered into with the: State Governments of Rio de Janeiro in the amount R$ 750 and Goiás in the amount R$ 178, the Court of Justice of Minas Gerais in the amount R$ 150, the Municipal Government of Macaé in the amount R$ 53 and others in the amount R$ 508.

(2)
On October 17, 2007, the State Government of Minas Gerais and Banco Itaú signed an instrument for the rescission of the service agreement for the management of payroll of State of Minas Gerais' civil servants. Based on the rescission, the State Government of Minas Gerais paid an indemnity to Banco Itau amounting to R$129, which resulted in an income of R$76, to be recorded in "Other non-interest income".

Estimated amortization expenses for defined life intangible assets over the next five years are as follows:

Estimated amortization expense (unaudited)
2008	1,099
2009	1,086
2010	1,034
2011	890
2012	578

NOTE 14 - OTHER ASSETS

	2007	2006
Escrow deposits for taxes payable and challenged in court (Note 29b)	3,009	2,358
Prepaid taxes	2,568	2,342
Pension plan prepaid assets (Note 25)	3,248	2,016
Escrow deposits for provision for contingent liabilities classified as probable (Note 29b)	1,615	1,378
Service fees and commissions receivable	1,332	1,347
Receivables from reimbursement of contingent liabilities (Note 29b)	814	651
Escrow deposits for provisions for contingent liabilities classified as possible (Note 29b)	1,117	516
Other escrow deposits	366	345
Receivable from the government administered fund - Fundo para Compensação de Variações Salariais (FCVS)	396	363
Receivable related to the sale of Credicard brand	230	278
Foreclosed assets, net	235	263
Escrow account related to strategic partnership with CBD and LASA	155	215
Prepaid expenses	418	215
Receivable related to acquisitions	165	190
Deferred policy acquisition costs	123	149
Net deferred tax assets, net of valuation allowance (Note 21)	-	1,834
Other	1,924	1,363
TOTAL	17,715	15,823

NOTE 15 - DEPOSITS

	2007	2006
Non-interest bearing deposits	27,035	18,771
Demand deposits	25,630	17,007
Other deposits	1,405	1,764
Interest-bearing deposits	48,440	38,926
Saving deposits	27,990	22,912
Time deposits	19,837	15,720
Deposit from banks	613	294
TOTAL	75,475	57,697

Time deposits with balance in excess of the equivalent to US$ 100,000.00 amount to R$ 13,860 as of December 31, 2007 (R$ 12,285 as of December 31, 2006).

NOTE 16 - SHORT-TERM BORROWINGS

	2007	2006
Trade financing borrowings	5,808	1,980
Local onlendings	70	78
Euronotes	186	43
Commercial Paper	3	-
Fixed-rate notes	-	119
Mortgage notes	282	520
Securities issued and sold to customers under repurchase agreements	41,176	28,160
Other short-term borrowings	202	85
TOTAL	47,727	30,985

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2007	2006
Trade financing borrowings	0.95% to 16.50%	3.00% to 10.00%
Local onlendings	1.00% to 10.00%	1.00% to 10.00%
Euronotes	5.10% to 11.39%	4.91% to 5.41%
Commercial Paper	5.67%	-
Fixed-rate notes	-	13.17% to 13.28%
Mortgage notes	9.90% to 11.12%	10.18% to 13.89%

Under "Securities issued and sold to customers under repurchase agreements" we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 70% and 103% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through September 2024.

NOTE 17 - LONG-TERM DEBT

	2007	2006
Local onlendings	5,403	4,901
Euronotes	221	266
Fixed-rate notes	193	662
Commercial Paper	15	-
Mortgage notes	907	-
Trade finance borrowings	4,197	2,744
Debentures	3,488	2,955
Subordinated debt	11,934	4,357
Debt under securitization of diversified payment rights	1,110	1,532
Other long-term debt (1)	1,088	604
TOTAL	28,556	18,021
(1) Including lease obligations in the amounts of R$ 50 and R$ 64 as of December 31, 2007 and 2006, respectively.

a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest rates up to 14.50% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or "TJLP"), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. On-lending is at the risk of Itaú Holding, and it is generally secured.

b) Euronotes

	Original term in			Carrying amount (net of repurchases)
Maturity date	Years	Currency	Coupon - %	2007	2006
01/31/2008	3	US$	4.38	208	251
05/18/2009	5	US$	5.00	13	15
TOTAL				221	266

c) Fixed-rate Notes

		Original term in			Carrying amount (net of repurchases)
Maturity date		years	Currency	Coupon - %	2007	2006
Payment suspended (1)		-	US$	7.01	2	3
3/17/2009		5	US$	6.00	13	15
3/17/2009		5	US$	6.00	5	6
3/30/2009		5	US$	6.00	2	2
4/6/2009		5	US$	6.00	7	9
4/16/2009		5	US$	6.00	7	9
4/20/2009		5	US$	6.00	43	52
4/22/2009		5	US$	6.00	4	4
4/27/2009		5	US$	6.00	3	4
5/6/2009		5	US$	6.00	9	11
5/11/2009		5	US$	6.00	4	5
5/14/2009		5	US$	6.00	9	11
5/26/2009		5	US$	6.00	4	4
5/28/2009		5	US$	6.00	9	11
6/1/2009		5	US$	6.00	9	10
6/15/2009		5	US$	6.00	9	11
6/29/2009		5	US$	6.00	4	4
7/13/2009		5	US$	6.00	5	7
7/13/2009		5	US$	6.00	15	17
7/15/2009		5	US$	6.00	5	7
8/10/2009		5	US$	6.00	6	8
8/17/2009		5	US$	6.00	9	11
8/24/2009		5	US$	6.00	7	9
12/8/2009		3	US$	7.00	3	4
12/15/2009	(2)	4	US$	8.30	-	214
6/15/2010	(2)	13	US$	8.50	-	107
12/15/2010	(2)	14	US$	8.60	-	107
TOTAL					193	662

(1) These operations are in renegotitation with the creditor and had their payment suspended.
(2) Fixed-rate Notes acquired during 2007 by consolidated subsidiaries and eliminated on consolidation

d) Mortgage notes

Mortgage notes were issued with validates over a year, falling due monthly up to September 1, 2026, and paying interests of up to 9.5% p.a. These instrumets are fully backed by housing loans

e) Trade finance borrowings

Maturity	Currency	2007	2006
2007	CHF (1)	-	1
2007		€-	3
2007	US$	-	920
2008	R$	-	135
2008	CHF (1)	2	1
2008		€10	4
2008	US$	992	620
2008		¥1,271	-
2008	UYU (2)	6	-
2009		€9	3
2009	CHF (1)	18	-
2009	US$	914	264
2009		¥481	-
2010		€8	2
2010	CHF (1)	1	-
2010	US$	207	237
2011		€6	-
2011	US$	30	29
2012	CHF (1)	2	-
2012	US$	141	-
After 2012	CHF (1)	2	-
After 2012		€1	-
After 2012	US$	96	525
TOTAL		4,197	2,744

(1) CHF - Swiss Franc; (2) UYU - Uruguayan peso

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2007	2006
US$	0.99% to 17.20%	4.40% to 12.20%
	¥0.77% to 1.36%	-
	€3.50% to 7.59%	4.08% to 4.08%
UYU	9.25% to 13.50%	-
CHF	2.00% to 9.50%	2.00% to 8.50%

f ) Debentures

	Original term in		Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity	years	Currency	2007	2006	2007	2006
11/01/2007	2	R$	-	101.75 of CDI	-	1,531
02/01/2008	3	R$	102.4% of CDI	102.4% of CDI	1,409	1,424
10/01/2010	3	R$	CDI + 0.29 p.a.	-	1,041	-
10/01/2012	5	R$	CDI + 0.35 p.a.	-	1,038	-
TOTAL					3,488	2,955

g) Subordinated debt

		Coupon - %		Carrying amount
Maturity	Currency	2007	2006	2007	2006
Notes
08/15/11	US$	10.00	10.00	309	373
08/15/11		¥4.25	4.25	482	547
06/28/12	US$	-	10.38	-	47
Debentures
09/01/08	R$	CDI + 0.75	CDI + 0.75	630	624
Certificate of deposit
02/26/08	R$	CDI	CDI	1,428	1,280
12/23/09	R$	CDI + 0.87	CDI + 0.87	852	852
04/02/12	R$	CDI + 3.50	-	5,449	-
11/01/12	R$	CDI + 0.35	-	305	-
05/22/14	R$	CDI + 0.35	-	1,932	-
Redeemable preferred shares
03/31/15	US$	6.39	6.62	547	634
TOTAL				11,934	4,357

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

h) Debt under securitization of diversified payments rights

Diversified payment rights are payment orders in U.S. dollars received by Banco Itaú from non-Brazilian entities to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Banco Itaú it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIFT, Fedwire or CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company” a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On November 25, 2003, July 7, 2004, June 30, 2005 and September 20, 2006, the SPE issued Floating Rate Notes to third-party investors secured by the diversified payment rights that the SPE acquired from Banco Itaú which is classified as long-term.

The main characteristics of the notes are as follows:

	Amount issued (in millions of			Interest only		Carrying amount
Series	US$)	Currency	Coupon - %	period	Scheduled amortization	2007	2006
2003-3	105	US$	5.01%	November 25, 2003 to September 20, 2010	Semi-annual as from March 20, 2007 to September 19, 2010	141	222
2004-1	81	US$	2.73%	July 7, 2004 to March 21, 2011	Semi-annual as from September 21, 2009 to March 21, 2011	185	221
2005-1	200	US$	Libor + 0.65%	June 30, 2005 to September 20, 2012	Semi-annual as from September 20, 2009 to September 20, 2012	359	434
2005-2	36	US$	Libor + 0.30%	June 30, 2005 to September 20, 2008	Semi-annual as from September 20, 2005 to September 20, 2008	65	221
2006-1	200	US$	Libor + 0.50%	N/A	Semi-annual as from March 20, 2010 to September 20, 2013	360	434
TOTAL	622					1,110	1,532

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

Cash received by the SPE for the payment orders sold by Banco Itaú is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 89 and R$ 144, as of December 31, 2007 and 2006.

i) Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2007	2006
Due within one year	8,237	4,231
From 1 to 2 years	4,064	5,775
From 2 to 3 years	2,590	2,641
From 3 to 4 years	1,744	1,577
From 4 to 5 years	7,834	1,627
After 5 years	4,087	2,170
TOTAL	28,556	18,021

NOTE 18 - OTHER LIABILITIES

	2007	2006
Payable to merchants for credit card transactions	8,427	6,844
Taxes Payable and challenged in court (Note 29b)	5,347	3,763
Taxes other than income	581	477
Contingent Liabilities (Note 29b)	3,546	2,763
Derivative liabilities:
Swaps	1,822	1,131
Options	451	277
Forward	1,444	814
Futures	82	-
Collection of third-party taxes, social contributions and other	2,072	1,658
Interest on stockholders' equity payable	1,533	1,629
Payable for securities purchased (trade date)	2,234	1,212
Labor related liabilities	1,291	1,098
Taxes on income	773	834
Stock-based compensation (Note 26)	764	687
Payable related to acquisitions	455	380
Deferred taxes liabilities (Note 21)	231	-
Unsettled foreign currency purchases and sales, net	6	240
Deferred credits related to strategic partnership with CBD and LASA	155	215
Accrued pension plan benefits (Note 25)	31	136
Fair value of guarantees granted (Note 28c)	16	13
Others	2,383	2,637
TOTAL	33,644	26,808

NOTE 19 - STOCKHOLDERS' EQUITY

a) Capital and stockholders' rights

I) Capital

	Quantity of shares issued
	2007	2006 (*)
Common shares	1,253,000,512	1,211,926,840
Preferred shares	1,190,991,928	1,190,991,928
TOTAL	2,443,992,440	2,402,918,768
(*)After giving retroative effect to the split of shares

At the Extraordinary Stockholders' Meeting held on August 25, 2006, the shareholders resolved to merge the totality of the shares of BKB Brasil and Libero Trading International Ltd, effective on September 1, 2006. As a result, capital was increased by R$ 4,581 by way of the issuance of 68,518,094 book entry shares with no par value.

At the Extraordinary Stockholders' Meeting held on December 26, 2006, the stockholders resolved to tranfer all shares of BankBoston operations in Chile and Uruguay, approved by BACEN on February 1, 2007. Accordingly capital stock was increased by R$ 1,373, wich was carried out by issuing 20,536,836 book-entry common shares (Nota 3)

At the Extraordinary Stockholders' Meeting held on August 27, 2007, stockholders approved the split of 100% of capital stock. This split was carried out in the Stock Exchanges on October 1, 2007. Accordingly, capital stock was increased by 1,221,996,220 shares.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both types of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.0275 per lot of one thousand shares at December 31, 2007, 2006 and 2005). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Holding's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share) at December 31, 2007 and 2006, are presented below:

	2007		2006
	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Acquisitions in the period
Minimum Cost	31.75	36.75	24.59	-
Weighted Average Cost	32.40	38.84	30.04	-
Maximum Cost	32.46	41.56	30.36	-
Balance of treasury stock
Average Cost	25.42	24.85	60.07	22.01
Quoted Market Value of shares in BOVESPA (Sao Paulo Stock Exchange) at December 31	43.00	45.50	32.37	38.70

III) Additional paid-in capital

Additional paid-in capital corresponds to the difference between the selling price of treasury stock and the average cost of such stock, to compensation expense recognized under the stock option plan (Notes 2s and 26), to the difference between the fair value of the stock issued in relation to the acquisitions of Itaú BBA and Bank Boston and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes.

b) Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by stockholders’ decision:

I) Legal reserve

Under Brazilian corporate law, Itaú Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated deficit, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

II) Statutory reserves

The three statutory reserves are the following:

•
Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders' equity, with the objective of maintaining a payment flow to shareholders. The reserve is composed of:

(a) up to 50% of net income for the fiscal year;
(b) up to 100% of revaluation reserves in the statutory books that have been realized; and
(c) up to 100% of the amount of prior years’ adjustments recorded directly in stockholders' equity in the statutory books, and is reduced by the amounts of anticipated dividends.

The reserve is limited to 40% of capital stock in the statutory books.

•
Reserve for Increase in Working Capital - This reserve has the purpose of accruing funds for Itaú Holding’s operations. It is composed of up to 20% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

•
Reserve for Increasing Interest in Companies - The purpose of the reserve is to accrue funds to exercise the right of first refusal in capital increases in companies we have an interest in. Is composed of up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

III) Capital reserve – Premium on subscription of shares

This reserve was recognized in the corporate reorganization process by which Banco Itaú became an Itaú Holding’s wholly-owned subsidiary. The reserve was set up upon reorganization for an amount equal to the difference between the increase in Itaú Holding’s capital stock resulting from the reorganization and Banco Itaú’s stockholders´ equity (according to the financial statements prepared pursuant to Brazilian Corporate Law) at the moment of the reorganization.

IV) Tax incentive reserve

This reserve arises from the option made by Itaú Holding to apply a portion of income tax and social contribution on net income, otherwise payable to tax authorities, for investing in government approved development funds or equity of companies undertaking specific government-approved projects in certain areas of Brazil. The amount so applied is credited at the payment date to income tax and subsequently appropriated from retained earnings to this reserve.

V) Unrealized income

This reserve represents income recorded for accounting purposes in Itaú Holding’s statutory individual financial statements, as equity in the earnings of unconsolidated investments, which has not yet been received in cash.

This reserve will be realized upon sale of such investments and through receipt of dividends. When realized, amounts are transferred to unnapropriated retained earnings and included in the calculation basis of the minimum compulsory dividend, in accordance with Brazilian corporate law and CVM rules.

c) Unappropriated retained earnings

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in Itaú Holding’s statutory records is transferred to the reserves described above.

Retained earnings available for distribution in Itaú Holding's statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 5,156 and R$ 4,909 at December 31, 2007 and 2006, respectively.

NOTE 20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the years indicated. All information in this note has been retroactively restated to give effect to the stock split (Note 19a).

	2007	2006	2005
Earnings per share - Basic

Net income attributable to common and preferred stockholders

Net income	7,487	5,896	5,453
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(32)	(29)	(29)
Sub-total	7,455	5,867	5,424
Undistributed retained earnings to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(34)	(33)	(33)
Sub-total	7,421	5,834	5,391

Undistributed retained earnings to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	3,845	3,088	2,905
To preferred stockholders	3,576	2,746	2,486

Total net income available to common stockholders	3,879	3,121	2,938
Total net income available to preferred stockholders	3,608	2,775	2,515

Weighted average outstanding shares
Common shares	1,242,761,283	1,202,978,161	1,210,742,563
Preferred shares	1,155,982,545	1,069,344,432	1,036,228,303

Earnings per share - in R$
Common shares	3.12	2.59	2.43
Preferred shares	3.12	2.59	2.43

	2007	2006	2005
Earnings per share - Diluted

Net income attributable to common and preferred stockholders

Net income available to preferred stockholders	3,608	2,775	2,515
Dividend on incremental preferred shares	24	17	18
Net income available to preferred stockholders considering incremental preferred shares	3,632	2,792	2,533

Net income available to common stockholders	3,879	3,121	2,938
Dividend on incremental preferred shares	(24)	(17)	(18)
Net income available to common stockholders considering incremental preferred shares	3,855	3,104	2,920

Adjusted weighted average shares
Common shares	1,242,761,283	1,202,978,161	1,210,742,563
Preferred shares	1,170,763,686	1,081,858,591	1,049,896,371
Preferred shares	1,155,982,545	1,069,344,432	1,036,228,303
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	14,781,141	12,514,159	13,668,068

Diluted earnings per share - in R$
Common shares	3.10	2.58	2.41
Preferred shares	3.10	2.58	2.41

Potentially anti-dilutive shares have been excluded from the diluted earnings per share calculation totaled:1,568,963 at December 31, 2007, 1,818,886 at December 2006 and 1.567.223 at December 2005.

The following table presents the amounts per share of extraordinary item:

	2007	2006	2005
Earnings per share - Basic (ordinary and preferred shares)

Net income before extraordinary item	3.11	2.59	2.43
Extraordinary item	0.01	-	-
Net income	3.12	2.59	2.43

Earnings per share - Diluted (ordinary and preferred shares)

Net income before extraordinary item	3.09	2.58	2.41
Extraordinary item	0.01	-	-
Net income	3.10	2.58	2.41

NOTE 21 - TAXES ON INCOME

Itaú Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an addition on federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2007	2006	2005
Federal income tax	25	25	25
Social contribution on net income	9	9	9
Composite rate	34	34	34

See Note 35a for a discussion of a subsequent event increasing the rate for social contribution on net income.

The amounts recorded as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	2007	2006	2005
Income before taxes	11,563	8,263	7,446
Equity in earnings of unconsolidated companies, net	(416)	(511)	(583)
Calculation basis	11,147	7,752	6,863
Tax expense at statutory rates	(3,790)	(2,636)	(2,333)
Nontaxable (deductible) exchange gains (losses) on foreign subsidiaries	(347)	(52)	(112)
Nondeductible expenses	(74)	(87)	(68)
Amortization of goodwill and other intangible assets deductible only for social contribution purposes	(48)	(33)	(18)
Nontaxable dividends on companies recorded at cost	11	19	15
Net tax benefit on interest on stockholders' equity	82	661	635
Nondeductible stock based compensation	(115)	(244)	(18)
Nontaxable Interest on Foreign Goverment Debt Securities	238	24	28
Other permanent differences	(64)	(42)	(70)
Income tax income (expense)	(4,107)	(2,390)	(1,941)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2007	2006
Deferred tax assets	5,475	4,986
Provisions not currently deductible:
Allowance for loan and lease losses	2,609	2,402
Other provisions	1,713	1,732
Tax loss carryforwards	488	516
Other temporary differences	796	518
Valuation allowance (1)	(131)	(182)

Deferred tax liabilities	5,706	3,152
Temporary differences related to leases	3,555	1,889
Pensions Plans Prepaid Assets	1,104	685
Other temporary differences	1,047	578
Deferred tax liabilities / assets, included in Other Liabilities / Assets	(231)	1,834

(1) During 2007, the net change in the total valuation allowance was R$ 51.

The following is a roll-forward of our FIN 48 unrecognized tax benefits from January 1, 2007 to December 31, 2007:

Change in provision	2007

At the beginning of the year	1,815
Gross amount of increases for prior year's tax positions	199
Gross amount of decreasses for year's tax positions	(8)
Amounts of decreases relating to settlements	(4)
At the end of the year	2,002

Total amount of unrecognized tax benefits at December 31, 2007 would affect the effective tax rate if recognized in 2008.

The following presents the change in interest and penalties included in unrecognized tax benefits.

At the beginning of the year	855
Total interest and penalties in the 2007 statement of operations	109
At the end of the year	954

We do not expect significant changes in the gross balance of unrecognized tax benefits within the next 12 months.

The earliest tax year subject to examination for Brazilian tax authorities is 2003.

NOTE 22 - FEE AND COMMISSION INCOME

	2007	2006	2005
Fees charged on checking accounts services	2,549	2,368	2,034
Asset management fees	1,935	1,783	1,577
Collection fees	453	406	379
Credit card fees	1,826	1,484	1,127
Income from brokerage incluing underwriting commissions	382	250	157
Fees for guarantees provided	132	114	92
Other	473	332	339
TOTAL	7,750	6,737	5,705

NOTE 23 - ADMINISTRATIVE EXPENSES

	2007	2006	2005
External administrative services	987	931	696
Technology expenses	799	669	545
Communication expenses	672	522	393
Banking and brokerage fees	536	414	341
Credit card outsourced processing fees	-	-	51
Office and technology supplies	185	188	155
Advertising expenses	276	294	192
Other marketing expenses	192	131	91
Transportation costs	249	226	194
Utilities	174	157	137
Rent expenses	343	297	256
Maintenance and security expenses	485	405	365
Traveling expenses	66	57	45
Other	445	381	272
TOTAL	5,409	4,672	3,733

NOTE 24 - OTHER NON INTEREST INCOME AND EXPENSES

a) Other non-interest income

	2007	2005	2006
Gains and Losses on sale of foreclosed assets, premises and equipment and investments	2,891	40	29
Gains on sale of investments (1)	2,762	-	-
Gain on sale of BankBoston real estate	92	-	-
Other	37	40	29
Recovery of expenses	87	70	89
Rescission of the service agreement of payroll of State of Minas Gerais' civil servants (Note 13)	76	-	-
Indexation charges of other assets	454	393	131
Gains on split-off of Credicard (Note 3f)	-	433	-
Gains on the sale of Credicard brand (Note 3f)	-	158	-
Revenue from our agreement with Telefónica	-	92	92
Commitments related to acquisitions	123	3	-
Other	653	406	319
TOTAL	4,284	1,595	660

(1) In 2007, a primary and secondary offering of shares of Redecard S.A and secundary offerings of shares of Bovespa Holding S.A and Bolsa de Mercadorias & Futuros - BM&F S.A was carried out, in which Itaú Holding sold a portion of its interest held in their capital. It also sold to Experian Brasil Aquisições Ltda a portion of its interest held in Serasa S.A. The effects of such sales are shown below:

Company	Date of transaction	Number of shares sold	Sales price	Carrying amount of investiment sold	Profit
Redecard S.A (1a)	11 and 7/31/2007	53,798,700	1,555	11	1,544
Serasa S.A (1a)	6/28/2007	832,176	778	35	743
Bolsa de Mercadorias & Futuros - BM&F S.A (1b)	3/12/2007	13,856,195	262	35	227
Bovespa Holding S.A (1b)	10/26/2007	11,422,427	263	15	248
Total			2,858	96	2,762

(1a) The remainder participation is recorded in investments unconsolidated companies. The increase in the carrying amount of our investment in the unsold shares of Redecard S.A amounting to R$ 101 was recognized in Gains on sale of investments.
(1b) The remainder participation is recorded in available-for-sale securities at fair value

b) Other non-interest expenses

	2007	2006	2005
Taxes on services, revenue and other taxes	2,855	2,282	2,387
Litigation (Note 29b)	1,432	704	379
Credit card related expenses	405	262	85
Commitments related to acquisitions	162	249	40
Losses from third-party frauds	210	160	175
Contributions to the Credit Guarantee Fund	83	117	117
Loss on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	28	35	45
Other than temporary impairment on available for sale securities	4	4	29
Monetary and exchange (gains) losses of non-interest bearing assets and liabilities	1	-	(6)
Other	483	296	268
TOTAL	5,663	4,109	3,519

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

The plans cover substantially all full-time employees hired up to July 31, 2002 of Banco Itaú Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 8, R$ 6 and R$ 4 for the years ended December 31, 2007, 2006 and 2005, respectively. We also have three defined contribution plans for employees of subsidiaries acquired and we contributed with less than R$ 1 in 2007, R$ 4 in 2006 and less than R$ 1 in 2005.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to eligible employees, and held independently from Banco Itaú. Such funds are held by independent legal entities as detailed below:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev - PBF	Fundação Itaubanco
Plano de Benefício 002 - PB.002	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Bemgeprev
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (*)	ItauBank Sociedade de Previdência
(*) Defined Contribution benefit plans.

Contributions are made by Banco Itaú and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of "PAC", “ACMV” and “PBI” plans which are funded exclusively by Banco Itaú and certain of its subsidiaries. At December 31, 2007, contributions by Banco Itaú and its subsidiaries to the different plans range from 0.12% to 12.95% of the payroll related to the participants, and participant employees contribute amounts of up to 8.69% of their salaries.

Management of allocation of assets among different type of assets has the general objective of searching for long-term equilibrium between the assets and obligations of the plans by exceeding actuarial targets.

Regarding assets which fund the benefits under actuarial reserves, management should assure the beneficiaries a return on the assets at least equal through the actuarial targets of each plan, through the management of cash-flows matching or immunization process.

For the remaining assets not linked to the above-mentioned obligations, assets should be allocated so as to maximize the return x risk ratio through average x variance optimization models or intertemporal (multiperiod) optimization models.

Currently, allocation decisions are made by a Committee composed of the Investments Officers of the different entities and specialists from the main sponsor in a three-stage process:
In the first stage, the macro-economic scenarios and the expected evolution of some basic economic variables, such as spot interest, foreign exchange and inflation rates and Brazil risk rating are projected. Alternative scenarios are also determined in addition to the basic scenario.

In the second stage, based on the basic scenario, individual amounts are projected for different risk factors (fixed interest rates, interest rates based on IGP-M, US dollar-based interest rates, BOVESPA index, discounts or premiums on Financial Treasury Bills, etc). These amounts are then used to estimate the expected prices of assets for a certain investment period. The expected return for each asset is calculated based on these prices.

In the third and last phase, the average optimization versus variance model is processed (to deal with the uncertainty of expectations), obtaining the efficient limits for the plan. Based on these limits and on the current composition of the portfolio and on the indications of the cash-flow matching model, the new allocations to the plan assets are then determined.

The pension plan asset allocation at December 31, 2007 and 2006 and target allocation for 2008 by asset category are as follows:

Asset category	Target allocation for 2008	Percentage of plan assets
		2007	2006
Debt securities	47.00% - 100.00%	77.46%	86.88%
Equity securities	0.00% - 35.00%	19.63%	9.70%
Real estate	0.00% - 8.00%	2.71%	3.20%
Other	0.00% - 10.00%	0.20%	0.22%
At the year end		100.00%	100.00%

No curtailment, settlement or termination of the plans benefits has occurred during the years ended December 31, 2007, 2006 and 2005.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in Itaú Holding's balance sheet, in compliance, as from December 31, 2006, with the provisions of SFAS 158, as follows. The measurement date is December 31 for all years presented.

Pension Plans	2007	2006	2005
(I) Projected benefit obligation
At the beginning of the year	8,445	7,678	6,613
ACMV Plan	257	-	-
Service cost	216	201	163
Benefits paid	(417)	(328)	(309)
Interest cost	873	769	662
Administrative expenses	-	-	(2)
Actuarial loss (gain)	(6)	125	551
At the end of the year	9,368	8,445	7,678

(II) Plan assets at market value
At the beginning of the year	10,325	8,944	8,015
ACMV Plan	242
Contributions received
Employer	22	23	22
Employees	8	9	9
Administrative expenses	-	-	(2)
Return on plan assets	2,405	1,677	1,209
Benefits paid	(417)	(328)	(309)
At the end of the year	12,585	10,325	8,944

(III) Funded status (II - I)	3,217	1,880	1,266

(IV) Unrecognized net (gain) loss, net	-	-	(1,053)

(Prepaid pension benefit) Accrued pension benefit, net	3,217	1,880	213
Prepaid pension plan assets	3,248	2,016	619
Accrued pension benefits	(31)	(136)	(406)

In 2008, amortization of actuarial gains (losses) is expected to amount to R$ (98).

Additionally, Banco Itaú Holding and some of its subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit liabilities reached R$ 74, R$ 69 and R$ 60 at December 31, 2007, 2006 e 2005, respectively.

The net periodic pension cost, as defined under SFAS 158, includes the following elements:

	2007	2006	2005
Service cost	216	201	163
Interest cost	873	769	662
Expected return on plan assets	(1,281)	(1,081)	(969)
Amortization of (gain) loss	(45)	(29)	(52)
Employee contributions	(8)	(9)	(9)
Net periodic pension benefit	(245)	(149)	(205)

The accumulated benefit obligation of the plans under SFAS 158 were R$ 8,174, R$ 7,561 and R$ 6,867 for the years ended December 31, 2007, 2006 and 2005, respectively.

We expect to contribute R$ 22 to the pension plans sponsored by us in 2008

The following table shows the annually estimated benefit payments from 2008 to 2012 and the estimated payments on an aggregated basis from 2013 to 2017.

Period	Estimated Payment
2008	413
2009	447
2010	485
2011	523
2012	570
2013 to 2017	3,772

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a.

	2007	2006	2005
Discount rate for determining projected benefit obligations	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employees)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Holding and its subsidiaries included in plan assets amounted to R$ 352, R$ 342 and R$ 255 as of December 31, 2007, 2006 and 2005, respectively.

NOTE 26 - STOCK-BASED COMPENSATION

The Extraordinary General Meeting held on April 24, 1995, approved the Plan for Granting Stock Options ("Stock Option Plan"). Under the terms of the Stock Option Plan grantees have the right to acquire one preferred share of Itaú Holding per option granted at a price established at the date the option is granted, which is subsequently adjusted in accordance with the pre-defined formula based on the change in consumer inflation index. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of total shares held by the stockholders at the balance sheet date. Options granted may be exercised after a vesting period of between one and five years, and up to ten years after granted, with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2007, all options issued were granted to management members of Itaú Holding and its subsidiaries.

As of December 31, 2007, changes in options are summarized in the following table:

	Quantity of options (*)	Weighted average exercise price
Options outstanding at the beginning of the year	44,685,380	16.29
Options granted	7,878,290	38.33
Options exercised (1)	(9,369,060)	13.29
Options cancelled (2)	(308,840)	21.20
Options outstanding at the end of the year	42,885,770	14.88
Options exercisable as of year-end (3)	2,816,780	14.16

(*) After giving retroactive effect to the split of shares (Note 19a)
(1) During 2007, the total cash received due to exercised options was R$ 124.
(2) During the year ended December 31, 2007, there were no cancelled options due to expiration of the exercise period.
(3) As of December 31, 2007, the aggregate intrinsic value of exercisable options was R$ 88 and its weighted average remaining contractual term was approximately 22 months.

All awards are liability-awards that are remeasured at fair value which as of December 31, 2007 and 2006 amounted to R$ 764 and R$ 687, respectively.

Compensation expenses related to the Stock Option Plan amounted to R$ 339, R$ 717 ( Note 2s) and R$ 54 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, the compensation cost to be allocated in future periods is R$ 310 and its weighted average allocation period is approximately 3 years.

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2007, 2006 and 2005 at R$ 24.11, R$ 28.23 and R$ 17.19 per share, respectively, by using the binomial option-pricing model. The total intrinsic values of the options exercised during the years ended December 31, 2007, 2006 and 2005 were R$ 262, R$ 181 and R$ 140, respectively.

In 2007, the options were issued with a five, six and seven-year term and a two, three and four-year vesting period, respectively. The grant-date fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted the real market interest rate as the risk-free interest rate assumption. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2007, 2006 and 2005, respectively, are shown below:

•    weighted historical volatility of 22.4%, 22.2% and 28.8%;

•    expected dividend yield of 3.5%, 3.5% and 3.5%;

•    annual risk-free interest rate of 6.55%, 8.5% and 8.3%;

•    expected total average lives of seven, eight and five years.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized upon the immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments, including intangible assets, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented are indicative only of the fair value of the individual financial instruments and should not be considered as an indication of the Bank’s fair value.

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	2007	2006	2007	2006
Financial assets
Assets for which fair value approximates carrying value	99,507	66,289	99,507	66,289
Interest-bearing deposits in other banks	33,132	23,181	33,137	23,197
Held-to-maturity securities	1,428	1,589	1,634	1,777
Loans and leases, net of allowance for loan and lease losses	106,058	75,139	106,240	75,242
Financial liabilities
Liabilities for which fair value approximates carrying value	116,714	74,897	116,714	74,897
Interest-bearing deposits	48,440	38,926	48,444	38,940
Long-term debt	28,556	18,021	28,503	17,941
Off-balance sheet financial instruments
Commitments to extend credit			252	266
Standby letters of credit and guarantees			16	13

The methods and assumptions to estimate the fair value are set forth below:

a) Cash and due from banks, including restricted cash, securities purchased under resale agreements and Central Bank compulsory deposits - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

b) Interest-bearing deposits in other banks - We estimated the fair value of interest-bearing deposits in other banks by discounting estimated cash flows using as input interest market rates and swap market rates.

c) Trading assets, including derivatives, Available-for-sale securities and Held-to- maturity securities – Under normal conditions, quoted market prices are the best indicators of the fair value of financial instruments. However, not all instruments have liquidity or quotations and, in these cases, it is necessary to adopt present value estimates and other pricing techniques. Fair value of government securities are determined based on interest rates obtained with third parties in the market and validated through comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Fair value for private debt securities are calculated following criteria similar for Interest-bearing deposits in other banks, as described above. Fair value of equity securities are determined based on its quoted market prices. Fair values of derivative instruments have been determined as follows:

•
Swaps: Their cash flows are discounted to present value using yield curves reflecting the appropriate risk factors. These yield curves are built primarily based on prices in the BM&F derivatives exchange, Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves can be used to obtain the fair value for currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock market indexes, etc).

•	Futures and Forward Contracts: either based on quoted market prices on the exchanges of exchanges-traded derivatives or using methodologies similar to those described under swaps.
•
Options: Their fair value is determined based on mathematical models (such as Black & Scholes) that use as inputs the implied volatility, interest rate yield curve and the fair value of the underlying asset. Current market prices for options are used to calculate the implied volatilities. All these inputs are obtained from different feeders (usually Bloomberg).

•
Credit: It´s inversely related to the probability of default (PDD) for a financial instrument subject to credit risk. The mark-to-market process for these spreads is based on differences between risk-free yield curves and credit-enhanced yield curves.

d) Loans and leases - Fair values are estimated for groups of loans with similar financial and risk characteristics using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans. For most variable-rate loans, the carrying amounts were considered to approximate fair value. The fair value for performing loans was calculated by discounting the scheduled principal and interest cash flows through maturity at the rates indicated above. The fair value for impaired loans was based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, or the underlying collateral value. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

e) Non-interest bearing deposits, Securities sold under repurchase agreements, Short-term borrowings and Investment Contracts - The fair value disclosed for demand deposits is, by SFAS 107 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

f) Interest-bearing deposits - Fair value for time deposits with variable rates was considered to approximate carrying value. Fair value for time deposits with fixed rates was estimated using a discounted cash flow calculation that applies interest rates offered by us at the respective balance sheet date.

g) Long-term debt - Their fair value is estimated using discounted cash flows through interest rates offered in the market for similar instruments. These interest rates are obtained from different feeders (usually Bloomberg) from which are derived the risk free yield curve and the spread over the risk free curve observed for similar instruments.

h) Off-balance sheet financial instruments - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with counterparties. The fair value of derivatives is included in trading assets or other liabilities as described in Note 2.f and presented in Note 6 and 18. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

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

Interest forward agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date.

Forwards contracts are commitments to buy or sell a financial instrument on a future date at an agreed-upon price and are settled in cash.

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

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 1,117 and R$ 1,407 at December 31, 2007 and 2006, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 261 and R$ 255 at December 31, 2007 and 2006, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectibility.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts.

	Notional amounts		Carrying value asset (liability)
	2007	2006	2007	2006
Interest rate products
Futures contracts
Purchase commitments	21,433	54,476	(409)	37
Sale commitments	30,045	127,315	340	(41)
Swap agreements	40,266	82,400	839	859
Options
Purchased	54,543	152,002	203	194
Written	53,582	58,088	(256)	(158)
Forward contracts
Purchase commitments	3,522	907	9	3
Sale commitments	1,023	1,318	(46)	(9)
Foreign exchange products
Futures contracts
Purchase commitments	19,287	2,580	3	(1)
Sale commitments	28,164	4,428	(16)	11
Swap agreements	12,881	36,553	(910)	(204)
Options
Purchased	5,163	9,546	41	25
Written	14,287	6,920	(154)	(35)
Forward contracts
Purchase commitments	14,183	3,524	583	566
Sale commitments	13,192	6,002	(1,241)	(800)
Commodities
Futures contracts
Purchase commitments	11	42	-	-
Sale commitments	110	83	-	-
Swap agreements	3	52	-	13
Options
Purchased	68	12	2	-
Written	70	1	(3)	-
Forward contracts
Purchase commitments	-	4	-	-
Sale commitments	-	4	-	-
Equity products
Futures contracts
Purchase commitments	560	-	-	-
Sale commitments	2,379	-	-	-
Options
Purchased	2,392	606	14	29
Written	1,676	1,716	(37)	(80)
Forward contracts
Purchase commitments	59	-	26	-
Sale commitments	116	-	956	464
Other (1)
Futures contracts
Purchase commitments	849	116	1	(1)
Sale commitments	-	1,148	(1)	-
Swap agreements	1,624	1,136	10	(6)
Options
Purchased	-	799	-	7
Written	4	1,691	(1)	(4)
Forward contracts
Purchase commitments	11	-	1	-
Sale commitments	70	-	(8)	-

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

The following table summarizes the contract amounts relating to credit-related financial instruments at December 31, 2007 and 2006.

	2007	2006
Commitments to extend credit	70,830	53,806
Standby letters of credit	412	141
Guarantees	12,102	9,556

Commitments to extend credit are contracts for a specified time period to lend to a customer who has complied with predetermined contractual conditions. Under the terms of those commitments (which are mainly related to credit card and overdrafts) we may cancel the credit line granted at any time at our own discretion. Standby letters of credit and guarantees are conditional commitments issued by Itaú Holding generally to guarantee the performance of a customer to a third party in borrowing arrangements.

c) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45:

	2007		2006
	Contract amount	Carrying Value	Contract amount	Carrying value
Standby letters of credit (a)	412	-	141	-
Guarantees (a)	12,102	16	9,556	13

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

Itaú Holding offers, manages and administers a broad range of investment funds and provides portfolio management services for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to CVM for approval and each fund is regulated as to the type of investments it may make. Total net assets under management amounted to R$ 201,373 and R$ 179,330 at December 31, 2007 and 2006, respectively.

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

b) Contingent gains and losses

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered individually significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered individually significant): at the amount estimated as probably loss, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted to the moving average of payment in lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

-
Contingencies classified as probable: are recognized in the financial statements and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	2007	2006
At the beginning of the year (Note 18)	2,763	1,807
Business combinations	-	197
(-) Contingencies guaranteed by indemnity clauses (Note 2u)	(578)	-
Subtotal	2,185	2,004
Changes in the period reflected in income (Note 24b)	1,432	704
Interest and monetary corrections	166	163
Increase	1,483	1,203
Reversal	(217)	(662)
Payments	(689)	(523)
Subtotal	2,928	2,185
(+) Contingencies guaranteed by indemnity clauses (Note 2u)	618	578
At the end of the year (Nota 18)	3,546	2,763
Escrow deposits (Note 14)	1,615	1,378

-
Contingencies classified as possible: not recognized in the financial statements and comprise Civil Lawsuits amounting to R$ 181 and Tax and Social Security Lawsuits amounting to R$ 1,212. The principal characteristics of these lawsuits are described below:

•
CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 427: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on operations carried out with customers. The decision from the Taxpayers’ Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

•
CPMF – Transfer of Securities – R$ 146: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers’ Council is pending.

•
ISS – Banking Institutions – R$ 129 refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

Securities amounting to R$ 1,126, Escrow Deposits amounting to R$ 1,117 (R$ 516 at 12/31/2006) (Note 14), and property, plant and equipment with a carrying amount of R$ 976 (R$ 959 at 12/31/2006), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary appeals related to lawsuits with respect to contingent liabilities. As a result of the unconstitutionality lawsuit 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for voluntary appeals on April 10, 2007. The Bank is requesting to the Federal Revenue Service the release of those pledges.

The balance of amounts receivables arising from reimbursements of contingencies totals R$ 814 (R$ 651 at 12/31/2006) (Note 14), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a escrow account to guarantee the potential payments under of civil,, labor and tax contingencies.

•
Taxes payable and challenged in court by Itaú Holding: We filed lawsuits related to taxes in which we challenge the position of federal, state or municipal governments based on grounds of illegality and / or unconstitutionality. We recognized a liability for the amounts due under the terms of the current law with respect to these lawsuits. The table below shows the changes in this provision and the respective escrow deposits:

Change in provision	2007	2006
At the beginning of the year (Note 18)	3,763	2,334
Business combination	-	195
Changes in the period reflected in income	1,588	1,242
Charges on taxes	309	616
Net increase	1,288	714
Reversal	(9)	(88)
Payments	(4)	(9)
At the end of the year (Note 18)	5,347	3,763
Escrow deposits (Note 14)	3,009	2,358

The main natures of processes are described as follows:

•
PIS and COFINS X Law 9,718/98 – R$ 2,165 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 480.

•
CPMF (Tax on Bank Account Outflows) – Leasing companies – R$ 616 – Aimed at giving the treatment granted to financial institutions to leasing companies as to zero rate of CPMF (Article 8, item 3, of Law 9,311/96). The corresponding escrow deposit totals R$ 517.

•
INSS X Supplementary Law 84/96 and Additional rate of 2.5% – R$ 219 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 170.

•
PIS X Constitutional Amendments 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 355 – Aimed at rejecting the levy of PIS, based on principles of anteriority over 90 days and not retroactive of Constitutional Amendments 10/96 and 17/97 and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 38.

According to the opinion of the legal advisors, Itaú Holding is not involved in any other administrative proceedings or lawsuits that may significantly affect its consolidated financial position.

c) Other Commitments

Itaú Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for one year as of December 31 are as follows

2008	770
2009	671
2010	599
2011	534
2012	437
Thereafter	527
Total minimum payments required	3,538

Total rental expense was R$ 343, R$ 297 and R$ 256 for the years ended December 31, 2007, 2006 and 2005.

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

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations: (a) require a minimum capital ratio of 11%, (b) do not permit general loans loss reserves to be considered as Capital, (c) specify different risk-weighted categories, (d) impose the following deductions from Tier I Capital: (i) deferred permanent assets, less goodwill paid on acquisition of investments, (ii) balance of unrealized gains and losses arising from adjustment to market value of securities classified as "available-for-sale securities" and derivative financial instruments used to hedge cash flow, which are considered as Tier II Capital, and (iii) deferred tax assets, which expected realization is after five years from the evaluation date, and the exclusion will be progressive, i.e. 20% in January 2004 to 100% in January 2008, and (e) they also determined the following deductions from Capital: (i) investments in financial instruments which are part of the Regulatory Capital of other institutions authorized to operate by the Central Bank, (ii) the amount corresponding to offices or interests in a foreign financial institution in relation to which the Central Bank does not have access to information, data and documents sufficient for consolidated supervision purposes, and (iii) possible surplus in fixed assets over the limits imposed by the Central Bank. As from January 2008, the other deferred tax assets cannot represent more than 40% of the Tier I Capital, after the exclusion certain types and the amount of Regulatory Capital that has already been deducted. The surplus shall also be deducted from the Tier I Capital.

In accordance with Central Bank rules, banks could calculate compliance with the minimum requirement on the financial institutions consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Holding, regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

The following table presents as of December 31, 2007 and 2006 the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	Financial institution (consolidation partial)		Full Consolidation
	2007	2006	2007	2006
Regulatory capital
Tier I	29,455	28,127	29,611	28,182
Tier II	7,720	2,537	7,721	2,538
Other deductions required by Central Bank	(237)	(242)	(237)	(242)
Total	36,938	30,422	37,095	30,478
Minimum regulatory capital required	21,685	18,446	22,850	19,446
Capital to risk-weighted assets ratio - %	18.7	18.1	17.9	17.2
Excess of regulatory capital over minimum regulatory capital required	15,253	11,976	14,245	11,032

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Holding to 50% of the adjusted regulatory capital on both a financial institution consolidation and a full consolidation basis. At December 31, 2007 and 2006 our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Financial institution (consolidation partial)		Full consolidation
	2007	2006	2007	2006
Our fixed assets ratio - %	23.8	42.2	13.8	35.1
Capital excess in relation to fixed assets ratio	9,674	2,392	13,408	4,565

NOTE 31 – BUSINESS SEGMENT INFORMATION

Since 2005, in view of our strategic initiatives and investments in developing channels for clients who are not account holders, we introduced changes in our organizational structure. As a result, we created the Itaucred business unit that comprises the operations of the following segments: Taií (direct consumer credit and payroll advance loans), Vehicle Financing and Credit Card portfolios for clients that are not account holders.

As further described under “Basis of presentation of business segment information”, during 2005 we have also introduced changes in the basis used to measure our segment results.

Our current segments are as follows:

Banco Itaú - Banking

Our Itaú- Banking segment provides services to individuals and micro, small and medium-sized companies. Under the segment we provide a wide range of products and services through multiple delivery channels, including specialized operational structures that operate across legal entities. The operations of this segment are mostly performed in Brazil and correspond to the most significant source of income for Itaú Holding.

Banco Itaú - Insurance, private retirement plans and capitalization plans

We provide products and services in this segment through specialized companies that include Itauseg and other of our consolidated subsidiaries which are managed on an integrated basis by Itauseg.

Our products and services are focused on automobile, life, and property and casualty insurance. Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity. We provide such services mainly through Itaú Vida and Cia Itaú de Capitalização, respectively. With the investment made in 2007 in the companies Previtec and SFR, we started to provide management services to private retirement plan companies, including for the development, maintenance, control and processing of managerial accounting systems.

Banco Itaú – Credit cards (account holders)

Considering the specific characteristics of credit cards, we manage this business as a specific segment.

We provide traditional credit card services to our customers through our consolidated subsidiary, Banco Itaucard S.A..

Banco Itaú – Asset management and investor services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services

Services are provided by the banks operating in the banking segment and certain specialized companies, mainly Itaú Corretora de Valores S.A..

Banco Itaú BBA

Our Itaú BBA segment is responsible for serving corporate customers and manages most of the corporate loan portfolio of Itaú Holding. Itaú BBA has a specialized structure focused on serving critical needs of big corporations. This segment also provides services outside Brazil, mostly limited to serve needs of our Brazilian clients with operations abroad.

Itaucred

Our Itaucred business unit is responsible for serving non-account holder clients who carry out consumer credit transactions. This business unit is basically composed of three segments: Taií (which comprises consumer credit transactions and payroll advance loans), Vehicle Financing and Credit Card transactions.

The creation of these segments is linked to the recent investments and to the new strategic initiatives undertaken by us, represented by Taií, the partnership with CBD and LASA, investments in Banco Fiat and Intercap, increase in the interest in Banco Credicard S.A. and payroll advance loans, among others.

2007
	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and Reclassifications	Consolidated US GAAP
• Banking operations	11,285	1,286	4,905	675	18,152	(18,152)	-
• Treasury	837	350	-	-	1,188	(1,188)	-
• Management of foreign exchange risk from investment abroad - net of tax effects	713	303	-	-	1,016	(1,016)	-
Net interest income	12,836	1,940	4,905	675	20,356	820	21,176
Allowance for loan and lease losses	(3,191)	47	(1,963)	-	(5,108)	(427)	(5,535)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,148	-	71	-	1,219	(228)	991
Fee and commission income	7,900	670	1,681	(78)	10,173	(2,423)	7,750
Non-Interest Expenses (**)	(10,664)	(845)	(2,344)	(141)	(13,994)	(4,328)	(18,322)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	5	-	266	272	(876)	(604)
Trading income (losses)	-	-	-	-	-	1,876	1,876
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(136)	(136)
Net gain on foreign currency transactions	-	-	-	-	-	83	83
Tax expenses for ISS, PIS and COFINS	(1,245)	(160)	(421)	(145)	(1,971)	1,971	-
Other non-interest income	336	(4)	58	131	521	3,763	4,284
Income before taxes and minority interest	7,120	1,652	1,987	711	11,469	94	11,563
Taxes on income	(2,156)	(391)	(667)	(155)	(3,368)	(739)	(4,107)
Profit sharing	(581)	(123)	(33)	(6)	(744)	744	-
Minority interest	-	-	-	(178)	(178)	180	2
Extraordinary Item	-	-	-	-	-	29	29
Net income	4,383	1,138	1,287	372	7,179	308	7,487
Identifiable assets (***)	242,545	108,652	40,584	12,519	294,876	(25,346)	269,530

(*) The result per segment, disclosed for managerial purposes, excludes the following events that have been recorded as nonrecurring events according to accounting practices adopted in Brazil (i) sale of some of our interest held in Serasa, Redecard, Bovespa and BM&F (R$ 2.763 million); (ii) setting up of a provision for loan and lease losses in excess of the minimum required by BACEN (R$ 400 million); (iii) adjustments provided for by the agreement for the acquisition of Itaú BBA and made with its former controlling shareholders (R$ 124 million); (iv) gains on the sale of the former headquarters of BankBoston (R$ 114 million); (v) setting up of a provision for losses arising from economic plans that were in effect during the 80s (R$ 312 million); and (vi) expense on the full amortization of goodwill paid for the acquisitions of BankBoston International and BankBoston Trust Company Limited – by the subsidiaries Banco Itaú Europa and Banco Itaú Europa Luxemburgo – for the shares of Banco BPI and Delle Holding (R$ 86 million).

(**) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).
(***) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets. The consolidated segment does not represent the total amount of each segment due to the intercompany transactions which were eliminated in the financial statements.

2007
Banco Itaú
	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Management and Investor Services	Total
• Banking operations	9,569	1,203	513	-	11,285
• Treasury	837	-	-	-	837
• Management of foreign exchange risk from investment abroad - net of tax effects	713	-	-	-	713
Net interest income	11,120	1,203	513	-	12,836
Allowance for loan and lease losses	(2,824)	(367)	-	-	(3,191)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	59	43	1,046	-	1,148
Fee and commission income	3,858	1,585	303	2,154	7,900
Transfer to Banking – revenues for branches selling mutual funds	835	-	-	(835)	-
Non-Interest Expenses	(7,926)	(1,398)	(677)	(664)	(10,664)
Tax expenses for ISS, PIS and COFINS	(824)	(187)	(111)	(123)	(1,245)
Other non-interest income	243	61	33	-	336
Income before taxes and minority interest	4,540	940	1,107	533	7,120
Taxes on income	(1,263)	(315)	(373)	(205)	(2,156)
Profit sharing	(407)	(35)	(15)	(124)	(581)
Net income	2,870	590	719	204	4,383
Identifiable assets	205,892	9,109	27,543	205,892	242,545

2007
Itaucred
	Vehicles Financing	Credit Cards - Non-Accountholder Clients	Taií	Total
• Banking operations	2,731	1,296	878	4,905
Net interest income	2,731	1,296	878	4,905
Allowance for loan and lease losses	(938)	(568)	(457)	(1,963)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	9	57	4	71
Fee and commission income	869	598	214	1,681
Non-Interest Expenses	(832)	(852)	(659)	(2,344)
Tax expenses for ISS, PIS and COFINS	(237)	(95)	(90)	(421)
Other non-interest income	30	15	14	58
Income before taxes and minority interest	1,632	451	(96)	1,987
Taxes on income	(549)	(152)	34	(667)
Profit sharing	(22)	(4)	(7)	(33)
Net income	1,060	295	(68)	1,287
Identifiable assets	32,336	4,115	4,132	40,584

2006
	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and Reclassifications	Consolidated US GAAP
• Banking operations	10,273	1,228	3,440	413	15,354	(15,354)	-
• Treasury	360	696	-	-	1,056	(1,056)	-
• Management of foreign exchange risk from investment abroad - net of tax effects	389	159	-	-	548	(548)	-
Net interest income	11,022	2,083	3,440	413	16,958	(35)	16,923
Allowance for loan and lease losses	(3,850)	79	(1,508)	(23)	(5,302)	154	(5,148)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,126	1	-	-	1,127	(311)	816
Fee and commission income	7,271	529	1,305	(6)	9,099	(2,362)	6,737
Non-Interest Expenses (**)	(9,249)	(774)	(2,095)	(235)	(12,353)	(2,939)	(15,292)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	183	183	175	358
Trading income (losses)	-	-	-	-	-	2,132	2,132
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	281	281
Net gain on foreign currency transactions	-	-	-	-	-	(139)	(139)
Tax expenses for ISS, PIS and COFINS	(1,239)	(131)	(322)	(92)	(1,784)	1,784	-
Other non-interest income	344	112	76	93	625	970	1,595
Income before taxes and minority interest	5,425	1,899	896	333	8,553	(290)	8,263
Taxes on income	(1,261)	(426)	(232)	315	(1,604)	(786)	(2,390)
Profit sharing	(510)	(137)	(17)	(6)	(670)	670	-
Minority interest	-	-	-	(85)	(85)	108	23
Net income	3,654	1,336	647	557	6,194	(298)	5,896
Identifiable assets (***)	159,178	61,869	25,844	6,253	209,691	(16,950)	192,741
(*) Results by segments reported for management purposes excludes non-recurring events related to the acquisition of BankBoston for a total of R$ 2,171million, which are recognized in our statutory statement of income.
(**) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).
(***) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets). The consolidated segment does not represent the total amount of each segment due to the intercompany transactions which were eliminated in the financial statements.

2006
Banco Itaú
	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Management and Investor Services	Total
• Banking operations	8,406	1,173	694	-	10,273
• Treasury	360	-	-	-	360
• Management of foreign exchange risk from investment abroad - net of tax effects	389	-	-	-	389
Net interest income	9,155	1,173	694	-	11,022
Allowance for loan and lease losses	(3,418)	(432)	-	-	(3,850)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	209	-	917	-	1,126
Fee and commission income	3,594	1,460	228	1,989	7,271
Transfer to Banking – revenues for branches selling mutual funds	840	-	-	(840)	-
Non-Interest Expenses	(6,839)	(1,184)	(662)	(564)	(9,249)
Tax expenses for ISS, PIS and COFINS	(833)	(189)	(114)	(103)	(1,239)
Other non-interest income	143	85	116	-	344
Income before taxes and minority interest	2,851	913	1,179	482	5,425
Taxes on income	(431)	(296)	(323)	(211)	(1,261)
Profit sharing	(359)	(46)	(13)	(92)	(510)
Net income	2,061	571	843	179	3,654
Identifiable assets	130,733	6,393	22,052	-	159,178

2006
Itaucred
	Vehicles Financing	Credit Cards to Non-Accountholder Clients	Taií	Total
• Banking operations	1,564	1,286	590	3,440
Net interest income	1,564	1,286	590	3,440
Allowance for loan and lease losses	(632)	(530)	(346)	(1,508)
Fee and commission income	582	593	130	1,305
Non-Interest Expenses	(670)	(894)	(531)	(2,095)
Tax expenses for ISS, PIS and COFINS	(141)	(116)	(65)	(322)
Other non-interest income	29	36	11	76
Income before taxes and minority interest	732	375	(211)	896
Taxes on income	(208)	(109)	85	(232)
Profit sharing	(8)	(9)	-	(17)
Net income	516	257	(126)	647
Identifiable assets	18,621	(4,191)	3,032	25,844

2005
	Banco Itaú	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management report basis	Adjustments and Reclassifications	Consolidated US GAAP
• Banking operations	7,793	1,004	2,338	883	12,018	(12,018)
• Treasury	66	549	-	(16)	599	(599)	-
• Management of foreign exchange risk from investment abroad - net of tax effects	468	188	-	-	656	(656)	-
Net interest income	8,327	1,741	2,338	867	13,273	(663)	12,610
Allowance for loan and lease losses	(2,273)	298	(687)	(179)	(2,841)	204	(2,637)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	798	-	-	-	798	(350)	448
Fee and commission income	6,499	383	864	(8)	7,738	(2,033)	5,705
Non-Interest Expenses (1)	(8,072)	(681)	(1,628)	(77)	(10,458)	(1,793)	(12,251)
Equity in earnings (losses) of unconsolidated companies, net and net gain on translation of foreign subsidiaries	-	-	-	169	169	84	253
Trading income (losses)	-	-	-	-	-	2,532	2,532
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(20)	(20)
Net gain on foreign currency transactions	-	-	-	-	-	146	146
Tax expenses for ISS, PIS and COFINS	(1,065)	(107)	(224)	(113)	(1,509)	1,509	-
Other non-interest income	394	22	81	12	509	151	660
Income before taxes and minority interest	4,608	1,656	744	671	7,679	(233)	7,446
Taxes on income	(1,071)	(313)	(200)	(29)	(1,613)	(328)	(1,941)
Profit sharing	(357)	(101)	(18)	(6)	(482)	482	-
Minority interest	-	-	-	(139)	(139)	84	(55)
Cumulative effect of a change in accounting principle	-	-	-	-	-	3	3
Net income	3,180	1,242	526	497	5,445	8	5,453
Identifiable assets (2)	115,808	43,256	15,955	4,497	151,241	(11,808)	139,433

(1) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).
(2) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets. The consolidated segment does not represent the total amount of each segment due to the intercompany transactions which were eliminated in the financial statements.

2005
Banco Itaú
	Banking	Credit Cards - account holders	Insurance, private retirement and capitalization plans	Asset management and investor services	Total
• Banking operations	6,288	969	536	-	7,793
• Treasury	66	-	-	-	66
• Management of foreign exchange risk from investment abroad - net of tax effects	468	-	-	-	468
Net interest income	6,822	969	536	-	8,327
Allowance for loan and lease losses	(2,036)	(237)	-	-	(2,273)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	75	-	723	-	798
Fee and commission income	3,184	1,486	167	1,662	6,499
Transfer to banking – revenues for branches selling mutual funds	777	-	-	(777)	-
Non-interest expenses	(5,704)	(1,340)	(617)	(411)	(8,072)
Tax expenses for ISS, PIS and COFINS	(680)	(202)	(103)	(80)	(1,065)
Other non-interest income	279	84	31	-	394
Income before taxes and minority interest	2,717	760	737	394	4,608
Taxes on income	(519)	(221)	(173)	(158)	(1,071)
Profit sharing	(243)	(49)	(17)	(48)	(357)
Net income	1,955	490	547	188	3,180
Identifiable assets	92,079	6,422	17,307	-	115,808

2005
Itaucred
	Vehicles financing	Credit Cards - Non- Accountholder Clients	Taií	Total
• Banking operations	1,209	936	193	2,338
Net interest income	1,209	936	193	2,338
Allowance for loan and lease losses	(393)	(193)	(101)	(687)
Fee and commission income	364	460	40	864
Non-interest expenses	(530)	(828)	(270)	(1,628)
Tax expenses for ISS, PIS and COFINS	(105)	(87)	(32)	(224)
Other non-interest income	22	56	3	81
Income before taxes and minority interest	567	344	(167)	744
Taxes on income	(159)	(103)	62	(200)
Profit sharing	(11)	(7)	-	(18)
Net income	397	234	(105)	526
Identifiable assets	11,026	2,991	1,939	15,955

Basis of presentation of business segment information

Business segment information is prepared based on the reports used by top management to assess the segments' performance and to make decisions regarding the allocation of funds for investment and other purposes.

Our top management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following accounting practices adopted in Brazil.

The segment information has been prepared based on information following accounting practices adopted in Brazil modified for the adjustments described below. Financial statements by segment differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using a management criteria, and (iii) in 2006 and 2007 it excludes non-recurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

Allocated Capital

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, the excess of capital and subordinated debt being allocated to the "Corporation" segment. The tax effects of interest on stockholders' equity payments of each segment have been subsequently reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Equity in earnings (losses) of unconsolidated companies which are not related to each segment, the results of minority interest and extraordinary results were allocated to the "Corporation" segment. Finally, revenues from Asset Management and Investment Services segment were adjusted according to the market's specific criteria and based on the type of customer service provided by the branches of the banking segment.

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from investments abroad in order to hedge against impacts on results of operations arising from exchange variation. In order to achieve this objective, we used derivative instruments to hedge against foreign currency risk. We do not account for those derivatives under hedge accounting but we record them at fair value with gains and losses in income.

Our hedging strategy considers all tax effects: non taxation when the Real appreciates or deductibility when the Real devaluates, or the taxation or deductibility based on the derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items, particularly interest income and expense.

As result of the above, we adopt a managerial statement of income to prepare segment information, which highlights the impact of the exchange variation on investments abroad and the effects arising from hedging. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil, mainly: (i) total exchange gains and losses on investments abroad, which are presented in several lines in the statement of income in Brazilian GAAP, are reclassified to interest income, and (ii) tax effects of the hedge of these investments, which are presented in tax expenses (PIS, Cofins) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

In addition, net interest income is divided into three categories as follows: (i) net interest income on banking operations – associated with commercial activities of clients – (ii) net interest income on treasury – on which each operation includes the related cost of opportunity – and (iii) net interest income on the management of foreign exchange risks from investments abroad – which corresponds to the CDI interest rate applied to the capital allocated to such investments.

In the Adjustments and Reclassifications column, we present the effect of not consolidating Redecard S.A., Itausa Export S.A., the holding company of Banco Itaú Europa S.A. (Portugal) and Banco Itaú Europa Luxembourg S.A. (Luxembourg). Moreover, this column shows the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to USGAAP. In this column we also present the effect of non-recurring items that are not considered in the managerial statement of income.

As described above, our operations are primarily carried out in Brazil. However, we have some offices abroad, of which we highlight our operations in Argentina and the recent investments made in our operations in Chile and Uruguay. The revenue from operations outside Brazil is presented below (after eliminations on consolidation). The variation between 2006 and 2007 is mainly associated with the investments made in 2007 through the acquisition of banking operations in Chile and Uruguay:
	2007	2006	2005
Interest income	2,754	1,074	768
Service fees and commission income	255	95	70
Total revenue from external customers	3,009	1,169	838
Investments in unconsolidated companies and premises and equipment, net	730	547	356

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

	2007	2006	2005
ASSETS
Interbank deposits
Banco Itaú Europa S.A.	158	515	948
Annual interest (%)	4.74	4.44	4.27
BIE - Bank & Trust Ltd.	-	22	-
Annual interest (%)	-	1.00	-
Credicard Banco S.A.	-	-	297
Annual interest (%)	-	-	18.44
Securities repurchased and resale agreements (1)
Banco Itaú Europa S.A.	-	176	181
Annual interest (%)	-	3.30	2.01
Securities
Banco Itaú Europa S.A.	-	66	70
Annual interest (%)	-	5.73	4.96
Banco Itaú Europa Luxembourg S.A.	-	-	386
Annual interest (%)	-	-	4.26
Loans and leases
Banco Itaú Europa S.A.	365	-	-
Annual interest (%)	0.08	-	-
BIE - Bank & Trust Ltd.	54	-	-
Annual interest (%)	5.52	-	-
Dividends receivable
Serasa S.A.	-	17	15
Redecard S.A.	-	37	-
LIABILITIES
Non-interest bearing deposits
Credicard Banco S.A.	-	-	8
Redecard S.A.	-	192	-
Short-term borrowings
BBI Miami	19	-	-
Annual interest (%)	7.74	-	-
Debentures
Tulipa Administração e Participações Ltda.	-	-	473
Annual interest (%)	-	-	18.05
Other liabilities
Credicard Banco S.A.	-	-	3
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Service revenues
Credicard Banco S.A.	-	-	99

(1) Subordinated floating rate note acquired on November 2000, maturing on November 28, 2008.

b) Transaction with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Holding and other entities of the Itaúsa Group.

	2007	2006	2005
LIABILITIES
Interest-bearing deposits
Duratex S.A.	10	-	192
Annual interest (%)	104.45 of CDI	-	18.20
Elekeiroz S.A	22	-	-
Annual interest (%)	101.50 of CDI	-	-

Trade notes payable
Itautec S.A.	8	16	11
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above
Service expenses
Itautec S.A. (1)	181	154	134
Equipment and software purchase
Itautec S.A.	125	112	90

(1) Maintenance and services related to electronic equipment and software.

c) Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank.

Banco Itaú has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are:

•
To create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas;

•	To support ongoing projects or initiatives, sustained or sponsored by entities qualified under "Programa Itaú Social";
•	To act as a supplier of ancillary services to the group companies

In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Itaú is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services received from Fundação Itaú Social are presented below:

	2007	2006	2005
Donations by Itaú to
Fundação Itaú Social	2	2	2
Instituto Itaú Cultural	4	27	25
Services provided to Itaú by
Fundação Itaú Social	20	25	23

NOTE 33 – STRATEGIC PARTNERSHIPS

a) Strategic Partnership between Itaú Holding and LASA (Lojas Americanas S.A.)

In December 2006, Itaú Holding signed the following agreements with LASA, a retail company that operates in Brazil, aimed at establishing a partnership for incorporating the company Pandora Participações S.A., which main activity will be to offer on an exclusive basis financial products and services to the clients of the Sky Shop S.A.’s television channel (Shoptime):

I.“Partnership Agreement”, signed by Itaú Holding and LASA (each of which directly holds as result of this transaction a 50% of interest in the capital stock of Pandora Participações S.A., “Pandora”), the intervening parties of which are Banco Itaú S.A., Banco Itaucard S.A. (company controlled by Itaú Holding and which directly holds 50% of interest in Pandora’s capital stock), Pandora and Shoptime (a subsidiary of LASA); and

II. Stockholders’ agreement regarding the shares of Pandora, involving the same parties mentioned in the prior item.

As mentioned above, Itaú Holding and LASA have each 50% of interest in Pandora. LASA granted to Pandora the exclusive right to offer, distribute and market financial products and services to the clients of Shoptime for a term of 20 years. Pandora has that right and is granting this right to Itaú Holding.

The investment of Itaú Holding amounted to R$ 69, made through a capital increase in Pandora as a result of which Itaú Holding obtained 2,000 new common shares issued by Pandora, representing 50% of the company’s capital stock. LASA will refund us, up to the amount of R$ 27, if certain performance targets are not met in the initial eight years of the partnership.

We concluded that we should not consolidate Pandora either under FIN-46 – “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”, or under the traditional control model. We also analyzed the transaction according to APB 18 – “The Equity Method of Accounting for Investments in Common Stock” and concluded that Pandora should be accounted for under the equity method.

b) Strategic Partnership between Itaú Holding and LPS Brasil – Consultoria de Imóveis S.A. (“Lopes”)

In December 2007, Itaú Holding signed the following agreements with Lopes, a real estate broker that provides real estate consulting and brokerage services, aimed at establishing a partnership for incorporating a real estate sales promotion company (the “Promotion Company”), which main activity will be to market and offer of real estate financial products and services to the clients of Lopes:

I.“Partnership Agreement”, signed by Itaú Holding and Lopes (each of which will directly hold 50% of interest in the Promotion Company’s capital stock), the parties of which are Banco Itaú S.A., SATI – Assessoria Imobiliária Ltda. and OS Brasil – Consultoria de Imóveis S.A. (the two latter subsidiaries of Lopes which we collectively refer to as “Lopes”); and

II. Stockholders’ agreement regarding the shares of the Promotion Company, involving the same parties mentioned in the prior item.

Itaú Holding invested in this partnership the amount of R$ 304, as follows: R$ 290 were paid to SATI for the acquisition of 50% of the exclusive right to offer and promote real estate financial products and services to the clients of Lopes for a term of 20 years and R$ 14 as a capital contribution to be made for the 50% of the capital of the Promotion Company. Lopes also committed to contribute with R$ 14 for the remaining 50% of the capital of the Promotion Company.

As mentioned above, Itaú Holding and Lopes will have each 50% of interest in the Promotion Company as soon as the company is incorporated. SATI and Itaú Holding granted rights to offer real estate financial products and services to the clients of Lopes to the Promotion Company.

The Promotion Company was not incorporated as of December 31, 2007 and at such date we had not yet made any contribution to the Promotion Company.

We recorded the amount of R$ 290 paid to Lopes as intangible asset, which corresponds to 50% of the right to offer and promote real estate financial products and services to the clients of Lopes. We estimated the useful life of this intangible asset to be 20 years, term of the agreements mentioned above and, therefore, the period of amortization through which we will amortize it. We allocated this intangible to the Banco Itaú - Banking segment.

NOTE 34 – COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

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

b)
Itaú Holding committed to make an additional payment to the individual selling shareholders if the results from treasury activities of Itaú BBA over a five-year period exceed a target amount. Conversely, if such results are below a minimum amount, we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement will be made at the end of the five years unless it reaches the ceiling or other specified events occur. Income and expense, as appropriate, are being recognized in Other non-interest income and Other non-interest expense, respectively, in the consolidated statement of income.

c)
We have committed to pay a cash bonus to the directors and officers (all of whom are also selling shareholders of Itaú BBA) that remain in its capacity providing services to Itaú BBA over at least two years as from the date of the transaction (which has been achieved on December 31, 2004). Directors and officers have the right to receive the full amount of the bonus if they remain in its capacity for eight years and the benefit accrues to the benefit of the directors and officers’ pro-rata as from the second year, that is as from December 31, 2004. The expense related to this bonus has been recognized in Other non-interest expenses since January 1, 2005 and will continue to be recorded under the straight-line method through December 31, 2010.

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

As of December 31, 2007 and 2006, net assets and liabilities related to the above mentioned commitments amounted to R$ (290) and (190), respectively, which are presented in Other assets or Other liabilities, as appropriate.

NOTE 35 – SUBSEQUENTE EVENTS

a) Social Contribution on Net Income - (CSLL)

Provisional Measure 413, of January 3, 2008, increased the CSLL rate from 9% to 15% for financial and financial-equivalent companies, as from May 1, 2008, which will generate an increase in CSLL expenses arising from that date, as well as an increase in tax credits on assets proportionally to the rate increase.

b) Tax on Bank Account Outflows – (CPMF)

As from January 1, 2008, the withholding and payment of this contribution were ended, pursuant to Regulatory Instruction 450, of September 21, 2004, of the Federal Revenue Service.

ITEM 19 EXHIBITS

Exhibit
Number	Description

1.1	Bylaws of Banco Itaú Holding Financeira S.A. (unofficial English translation)	*
2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(1)
4.(a)1	Share Purchase and Sale Agreement of BBA**	(2)
4.(a)2	Stockholders’ Agreement dated as of February 15, 2001, between Itaúsa — Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.	(1)
6
See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP. See “Item 3A. Selected Financial Data - Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.

8.1	List of subsidiaries.	*
11.1	Code of Ethics (unofficial English translation)	*
11.2	Corporate Governance Policy (unofficial English translation)	*
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Chief Risk Officer and Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13	Chief Executive Officer, Chief Risk Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

(1)	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

By:	Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

By:	Sérgio Ribeiro da Costa Werlang
Name: Sérgio Ribeiro da Costa Werlang
Title: Chief Risk Officer

By:	Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho
Title: Chief Financial Officer

Dated: June 30, 2008