Form 20-F
period 2008-12-31
Itau Unibanco Banco Multiplo S.A.
filed 2009-06-30
CIK 1132597

As filed with the Securities and Exchange Commission on June 30, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  December 31, 2008
OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number:  1-152276

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ITAÚ UNIBANCO HOLDING S.A. (*)
(Exact name of Registrant as specified in its charter)
(*) Former corporate name  Banco Itaú Holding Financeira S.A.
N/A
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
None.

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2008 was:
2,081,169,523 Common Shares, no par value per share (*)
2,015,464,040 Preferred Shares, no par value per share (*)
(*) Includes the issuance of 527,750,941 common shares and 614,237,130 preferred shares, in light of the association with Unibanco, according to the extraordinary stockholders’ meeting dated November 28, 2008.

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

Item 17      ☐         Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           ☐         No           ☒

TABLE OF CONTENTS

10A.	Share Capital	131
10B.	Memorandum and Articles of Association	131
10C.	Material Contracts	140
10D.	Exchange Controls	142
10E.	Taxation	143
10F.	Dividends and Paying Agents	150
10G.	Statement by Experts	150
10H.	Documents on Display	151
10I.	Subsidiary Information	151

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	152

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	160

12A.	Debt Securities	160
12B.	Warrants and Rights	160
12C.	Other Securities	160
12D.	American Depositary Shares	160

	PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	160

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	160

ITEM 15	CONTROLS AND PROCEDURES	161

ITEM 16	[RESERVED]	162

16A.	Audit Committee Financial Expert	162
16B.	Code of Ethics	162
16C.	Principal Accountant Fees and Services	163
16D.	Exemptions from the Listing Standards for Audit Committees	164
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	164
16F.	Change in Registrant’s Certifying Accountant	164
16G.	Corporate Governance	165

	PART III

ITEM 17	FINANCIAL STATEMENTS	168

ITEM 18	FINANCIAL STATEMENTS	168

ITEM 19	EXHIBITS	169

INTRODUCTION

On November 3, 2008, the controlling stockholders of Itaúsa – Investimentos Itaú S.A., or Itaúsa, and of Unibanco Holdings S.A., or Unibanco Holdings, entered into an agreement to combine the financial operations  (the “Association”) of Banco Itaú S.A. (which new corporate name is Itaú Unibanco S.A. as explained below), Unibanco Holdings and its subsidiary Unibanco - União de Bancos Brasileiros S.A., or Unibanco. This transaction was approved by the Central Bank on February 18, 2009. In view of the relevance and impact of such transaction, the scope of Central Bank´s analysis contemplated a detailed assessment of the businesses of each financial group, their structure and the market impact of their combination. For USGAAP purposes, the consummation date of the transaction is February 18, 2009. For further information on the Association, see “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups.”

All references in this annual report to (1) “Itaú Unibanco Holding,” “Itaú Holding,” ”we,” “us,” or “our,” are to Itaú Unibanco Holding S.A. (the new corporate name of Banco Itaú Holding Financeira S.A., since the extraordinary stockholders’ meeting held on April 24, 2009, which new name is subject to the approval of the Central Bank) and its consolidated subsidiaries, as applicable; (2) “Itaú Unibanco,” are to Itaú Unibanco S.A. (the new corporate name of Banco Itaú S.A., or Banco Itaú, since the extraordinary stockholders’ meeting held on April 30, 2009, which new name is subject to the approval of the Central Bank) and its consolidated subsidiaries, as applicable; (3) the “Itaú Financial Group” are to Itaú Holding and all of its subsidiaries before the Association; (4) the “Unibanco Financial Group” are to Unibanco Holdings and all of its subsidiaries before the Association; (5) the “Brazilian government” are to the federal government of the Federative Republic of Brazil, (6) “preferred shares” and “common shares” are to our authorized and outstanding shares of preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value, (7) “ADSs” are to our American Depositary Shares (one ADS represents one preferred share), (8) the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil, (9) “US$,” “dollars” or “U.S. dollars” are to United States dollars, and (10) “JPY” are to Japanese Yen.

As of December 31, 2008 and June 15, 2009, the commercial market rate for purchasing U.S. dollars was R$ 2.3370 to US$ 1.00 and R$ 1.9458 to US$ 1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006.

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

Certain industry data presented in this annual report has been derived from the following sources: the Central Bank System (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or ABEL; the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; the national association of investment banks (Associação Nacional dos Bancos de Investimento), or ANBID; and the insurance sector regulator (Superintendência de Seguros Privados), or SUSEP.

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•           the performance of the Brazilian and worldwide economy in general,

•           effects of the global financial markets and economic crisis,

•           increases in defaults by borrowers and other loan delinquencies,

•           increases in the provision for loan losses,

•           decrease in deposits, customer loss or revenue loss,

•           our ability to sustain or improve our performance,

•           cost and availability of funding,

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

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by Brazilian Corporate Law (Law No. 6,404/76, as amended, including Law 11,638/07), by the federal accounting council (Conselho Federal de Contabilidade), or CFC, and interpretative guidance issued by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil), or IBRACON and standards issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, which is a technical body that has issued, since 2007 accounting standards that should take into account the convergence with international accounting standards. For financial institutions, such as Itaú Unibanco Holding, accounting practices adopted in Brazil include the rules and regulations of the National Monetary Council (Conselho Monetário Nacional), or CMN,  and of the Central Bank. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, the Brazilian banking regulator, provide additional industry-specific guidelines. The authority to establish accounting standards for financial institutions, such as Itaú Unibanco, rests with the CMN and the Central Bank and, as a result, accounting standards issued by the CPC and other bodies are applicable to financial institutions only once approved by the Central Bank and as from the dates established by the Central Bank.

We have prepared consolidated balance sheets as of December 31, 2008 and 2007 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2008, 2007 and 2006, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing in this annual report.

We have prepared audited financial statements in accordance with U.S. GAAP as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa, our controlling stockholder at that time and one of our current controlling stockholders, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export S.A., or Itaúsa Export and Itaúsa Europa S.A., or Itaúsa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, retroactively restatement of prior year financial statement is required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had taken place on the beginning of the first period presented. Accordingly, the U.S. GAAP financial statements as of and for the years ended December 31, 2007 and 2006, included in this annual report were adjusted to reflect the impact of this transaction. However, financial information under Selected Financial Information and other sections of this annual report as of December 31, 2005 and 2004 and for the years then ended has not been restated to reflect the combination of Itaúsa Export and Itaúsa Europa as if it had occurred on those periods considering the burden to compile such information for prior periods and the reduced impact of those entities in the consolidated financial information. See note 3 to the financial statements for additional information.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Income Statement Data

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions of R$)
Net interest income	21,141	21,332	17,043	12,610	9,856
Allowance for loan and lease losses	(9,361)	(5,542)	(5,147)	(2,637)	(867)
Net interest income after allowance for loan and lease losses	11,780	15,790	11,896	9,973	8,989
Fee and commission income	8,941	7,832	6,788	5,705	4,343
Equity in earnings of unconsolidated companies, net	474	476	566	583	299
Insurance premiums, income on private retirement plans and on capitalization plans	3,917	3,500	3,479	2,681	2,445
Other non-interest income (1)	2,443	5,207	3,781	2,988	2,908
Operating expenses (2)	(12,579)	(11,178)	(10,051)	(7,684)	(6,594)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(3,301)	(2,509)	(2,663)	(2,233)	(2,544)
Other non-interest expense (3)	(8,131)	(7,341)	(5,347)	(4,567)	(3,498)
Net income before taxes on income, minority interest, extraordinary item and cumulative effect of a change in an accounting principle	3,544	11,778	8,449	7,446	6,348
Taxes on income	1,334	(4,147)	(2,434)	(1,941)	(1,673)
Minority interest	(29)	2	22	(55)	(43)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	29	-	-	2
Cumulative effect of a change in accounting principle, net of tax effect	-	-	-	3	-
Net income	4,849	7,662	6,037	5,453	4,634

(1) Other non-interest income consists of trading income (losses), net, net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on transaction of foreign subsidiaries and other non-interest income.
(2) Operating expenses consist of salaries and employee benefits and administrative expenses.
(3) Other non-interest expenses consist of depreciation of premises and equipment, amortization of other intangible assets, and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in R$, except number of shares)
Basic earnings per share (1)(2):
Common	1.63	2.56	2.13	1.94	1.63
Preferred	1.63	2.56	2.13	1.94	1.63
Diluted earnings per share (1)(2):
Common	1.63	2.54	2.11	1.93	1.63
Preferred	1.63	2.54	2.11	1.93	1.63
Dividends and interest on stockholders’ equity per share (1)(3):
Common	1.28	0.75	0.78	0.66	0.48
Preferred	1.28	0.75	0.78	0.66	0.48
Weighted average number of shares outstanding (per share) (4):
Common	1,553,418,582	1,553,451,604	1,503,722,701	1,513,428,204	1,516,867,375
Preferred	1,413,491,898	1,444,978,181	1,336,680,540	1,295,285,379	1,321,781,475

(1) Earnings per share have been computed following the “two class method” set forth by the Statement on Financial Accounting Standards, or FAS, Nº. 128 “Earnings Per Share.”  See “Item 10B. Memorandum and Articles of Association” for a description of the two classes of stock.
(2) See note 20 to the consolidated financial statements for a detailed calculation of earnings per share.
(3) Under Brazilian Corporate Law we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders.  See “Item 10E. Taxation – Interest On Stockholders’ Equity” for a description of interest on stockholders’ equity.
(4) Due to the bonus share effected in 2008, 2007 and 2005, the 2007, 2006, 2005 and 2004 information is presented after giving retroactive effect to the stock split approved on August 22, 2005 and the stock split approved on August 27, 2007 and the bonus share approved on April 23, 2008.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in US$)
Dividends and interest on stockholders’ equity per share (1)(2):
Common	0.55	0.42	0.36	0.28	0.18
Preferred	0.55	0.42	0.36	0.28	0.18

(1) Under Brazilian Corporate Law we are allowed to pay interest on stockholders' equity as an alternative to paying dividends to our shareholders. See "Item 10E. Taxation - Brazilian Tax Considerations - Interest on Stockholders' Equity" for a description of interest on stockholders' equity.
(2) Translated into US$ from reais at the commercial exchange rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

Balance Sheet Data

Assets

	As of December, 31
	2008	2007	2006	2005	2004
		(in millions of R$)
Cash and due from banks (1)	3,492	3,187	2,851	1,776	1,743
Interest-bearing deposits in other banks	49,677	38,288	26,236	19,833	14,557
Securities purchased under resale agreements	44,783	21,309	8,668	6,389	6,580
Central Bank compulsory deposits	11,314	17,214	15,136	13,277	10,571
Trading assets, at fair value	66,483	40,524	28,095	16,478	11,995
Available-for-sale securities, at fair value	28,445	18,825	13,560	8,369	8,013
Held-to-maturity securities, at amortized cost	1,325	1,428	1,589	1,428	3,483
Loans and leases	169,700	116,459	83,759	55,382	42,682
Allowance for loans and lease losses	(12,202)	(7,473)	(6,426)	(3,933)	(2,811)
Investments in unconsolidated companies	2,398	1,859	1,350	2,621	2,509
Premises and equipment, net	2,965	2,755	2,884	2,486	2,574
Goodwill and intangible assets, net	7,099	7,583	6,613	3,402	2,781
Other assets	25,896	17,848	15,850	11,925	10,936
Total assets	401,375	279,806	200,167	139,433	115,613

Average interest-earning assets (2)	287,667	200,127	145,387	103,248	84,929
Average non-interest-earning assets (2)	46,662	41,587	28,688	29,603	26,525
Average total assets (2)	334,329	241,714	174,074	132,851	111,454

Liabilities

	As of December, 31
	2008	2007	2006	2005	2004
	(in millions of R$)
Non-interest bearing deposits	24,106	28,134	19,102	12,347	10,737
Interest bearing deposits	126,696	53,491	42,076	35,517	27,536
Securities sold under repurchase agreements	49,492	23,399	10,888	6,771	6,786
Short-term borrowings	54,277	48,178	30,983	17,433	12,354
Long-term debt	37,672	31,027	21,068	14,804	14,739
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	4,766	5,394	5,242	5,023	4,654
Investment contracts	24,322	18,630	14,252	10,188	6,905
Other liabilities	44,412	33,944	26,934	17,616	14,154
Total liabilities	365,743	242,197	170,546	119,699	97,865
Minority interest in consolidated subsidiaries	1,245	1,354	1,430	1,413	1,037
Stockholders’ equity:
Common shares (3)	7,372	5,948	4,575	4,575	4,387
Preferred shares (4)	9,882	8,560	8,560	3,979	3,968
Total capital stock	17,254	14,508	13,135	8,554	8,355
Other stockholders’ equity (5)	17,133	21,747	15,055	9,767	8,356
Total stockholders’ equity	34,387	36,255	28,190	18,321	16,711
Total liabilities and stockholders’ equity	401,375	279,806	200,167	139,433	115,613

Average interest-bearing liabilities (2)	230,083	151,391	104,073	76,418	65,553
Average non-interest-bearing liabilities (2)	68,394	57,431	46,934	38,694	30,577
Total average stockholders’ equity (2)	35,852	32,892	23,068	17,739	15,324
Total average liabilities and stockholders’ equity (2)	334,329	241,714	174,074	132,851	111,454

(1) Includes restricted cash in the amount of R$ 84 million, R$ 89 million, R$ 144 million, R$ 44 million and R$ 292 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(2) See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2008, 2007 and 2006.
(3) Common shares issued, no par value: 1,553,418,582 as of December 31, 2008; 1,566,250,640 as of December 31, 2007; 1,514,908,550 as of December 31, 2006; 1,514,908,550 as of December 31, 2005 and 1,517,188,825 as of December 31, 2004.  We did not hold any shares in treasury, as of December 31, 2008. As of December 31, 2007, 2006, 2005 and 2004, we held 10,265,646; 12,491,808; 10,969,558 and 1,582,750, shares in treasury, respectively. Quantity of shares has been retroactively restated to reflect the  the stock splits effected on August 22, 2005 and October 1, 2007 and the bonus share approved on April 23, 2008.
(4) Preferred shares issued, no par value: 1,459,989,910 as of December 31, 2008; 1,488,739,910 as of December 31, 2007; 1,488,739,910 as of December 31, 2006; 1,317,444,675 as of December 31, 2005 and 1,372,444,675 as of December 31, 2004.  As of December 31, 2008, 2007, 2006, 2005 and 2004, we held  58,763,000; 36,675,620; 49,452,850; 61,360,000 and 56,274,500 shares in treasury, respectively. Quantity of shares has been retroactively restated to reflect the  stock splits effected on August 22, 2005 and October 1, 2007  and the share bonus approved on April 23, 2008.
(5) Other stockholders’ equity includes treasury stock, additional paid-in capital, other accumulated comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Profitability and performance
Net interest margin (1)	7.3	10.7	11.7	12.2	11.6
Return on average assets (2)	1.5	3.2	3.5	4.1	4.2
Return on average stockholder's equity (3)	13.5	23.3	26.2	30.7	30.2
Efficiency ratio (4)	60.3	49.4	51.2	53.2	56.7

Liquidity
Loans and leases as a percentage of total deposits (5)	112.5	142.7	136.9	115.7	111.5

Capital
Total equity as a percentage of total assets (6)	8.6	13.0	14.1	13.1	14.5

(1) Net interest income divided by average interest-earning assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2008, 2007 and 2006.
(2) Net income divided by average total assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2008, 2007 and 2006.
(3) Net income divided by average stockholder’s equity.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2008, 2007 and 2006.
(4) Salaries and employee benefits, administrative expenses, other non-interest expense (except expenses with respect to the social integration program (Programa de Integração Social), or PIS, the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or COFINS, and tax on services (Imposto sobre Serviços), or ISS), amortization of other intangible assets plus depreciation of premises and equipment as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and on capitalization plans, trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income less insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and taxes (consisting of  ISS, PIS and COFINS).
(5) Loans and leases as of year-end divided by total deposits as of year-end.
(6) As of year-end.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$ 3.5333 per US$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$ 1.6344 per US$1.00 in August 29, 2008.  In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar in 2008, reaching R$ 2.3370 per US$1.00 on December 31, 2008. On March 31, 2009, the exchange rate was R$ 2.3152 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors – Risks Related to Brazil – Exchange rate instability may adversely affect the Brazilian economy and the market price of our preferred shares and ADSs.”

The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High
January 2009	2.1889	2.3803
February 2009	2.2446	2.3916
March 2009	2.2375	2.4218
April 2009	2.1699	2.2899
May 2009	1.9730	2.1476
June,15 2009	1.9301	1.9476

Source:  Central Bank

3B.         Capitalization and Indebtedness

Not applicable.

3C.         Reasons for the Offer and Use of Proceeds

Not applicable.

3D.         Risk Factors

The risks described below are not the only ones we face. Our business, results of operations or financial condition could suffer if any of these risks materializes and, as a result, the trading price of our preferred shares and ADSs could decline.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, may adversely affect us and the market price of our preferred shares and ADSs.

The Brazilian government intervenes in the Brazilian economy and makes changes in policies and regulations.  The government’s actions to control inflation and other policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, control of some prices, capital controls limits on selected imports prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be adversely affected by changes in policy or regulations involving or affecting factors, such as:

•           interest rates;

•           currency fluctuations;

•           inflation;

•           domestic capital and credit market liquidity;

•           tax policies and rules;

•	volatility of exchange rates, exchange controls, and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

•           other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities markets and in the securities of Brazilian issuers, which may adversely affect us and the market price of our preferred shares and ADSs.

Government interventions, including efforts to combat inflation, may cause fluctuations in the interest rates that could adversely affect the market price of our preferred shares and ADSs.

Interest rates have fluctuated in Brazil. Between 2005 and 2008, the base interest rate established by the Central Bank, the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or the SELIC rate, varied between 17.75% per year and 13.75% per year.  Increases in the SELIC rate could adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default (to the extent these effects are not offset by increased margins).  Conversely, decreases in the SELIC rate could also adversely affect us by decreasing revenues on interest-earning assets and lowering our margins. Also, changes in reserve requirement or unexpected large variations in inflation may adversely affect us.

Public expectations regarding possible future governmental actions in the economy, the intervention in the foreign exchange market, attempts to fix the value of the real, or the effects of the global financial markets crisis caused and may cause the interest rate to fluctuate.  If Brazil experiences fluctuations in the interest rate, our costs and net margins may be affected, which may adversely affect the market price of our preferred shares and ADSs.

Exchange rate instability may adversely affect the Brazilian economy and the market price of our preferred shares and ADSs.

The Brazilian currency has fluctuated in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls.  Since 1999 Brazil has adopted a floating exchange rate system with sporadic interventions by the Central Bank in buying or selling foreign currency.  From time to time, the exchange rate between the Brazilian currency and the U.S. dollar and other currencies has fluctuated significantly.  For example, the real depreciated 15.7% and 34.3% against the U.S. dollar in 2001 and 2002, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively.  In 2008, the real depreciated 31.9% against the U.S. dollar.  As of December 31, 2008, the U.S. dollar-real exchange rate was R$ 2.3370 per US$1.00.  As of June 15, 2009, U.S. dollar-real exchange rate was R$1.9458 per US$1.00.

Additionally, some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar.  If the Brazilian currency depreciates, we will incur gains on our assets denominated in or indexed to foreign currencies, and, on the other hand, we will incur losses on our liabilities denominated in or indexed to foreign currencies.

Developments and the perception of risk of other countries, especially the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares and ADSs.

Economic and market conditions in other countries, including the United States, the European Union and other emerging market countries, may affect in varying degrees the market value of securities of Brazilian issuers.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union, and other emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could adversely affect the market price of our preferred shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The global financial crisis has had significant consequences for Brazil, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates, that among others may, directly or indirectly, adversely affect the market price of Brazilian securities, including our preferred shares and ADSs.

Risk Factors Relating to Us and the Banking Industry

We are vulnerable to effects of the disruptions and volatility in the global financial markets

The financial global markets have deteriorated sharply since the end of 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies have been experiencing significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses.  In addition, defaults by, and even rumors or questions about the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

Although our direct exposure to external financial institutions has been significantly reviewed, we are vulnerable to the disruptions and volatility in the global financial markets because of their effects on the Brazilian financial and economic environment, such as the slowdown in the economy, the increase in the unemployment rate, the decrease in the purchasing power of the Brazilian population and the lack of credit availability. These effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity.  Since the last quarter of 2008, we have experienced an increase in our non-performing loans, particularly in our loans to individuals and small- and medium-sized companies.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase negative effects on the Brazilian financial and economic environment, which could have a material adverse effect on us.

Changes in regulation may adversely affect us.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank.  We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

•           minimum capital requirements;

•           compulsory  reserve requirements;

•           funding restrictions;

•           lending limits, earmarked lending and other credit restrictions; and

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

The markets for financial and banking services in Brazil are highly competitive.  We face significant competition from other large Brazilian and international banks. The increased competition may adversely affect us by, among other things, limiting our ability to increase our customers’ base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and increasing competition for investment opportunities.

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

Our compulsory deposits for demand deposits, savings deposits and time deposits were R$ 11 billion as of December 31, 2008.  Any increase in the compulsory deposits requirements may reduce our ability to lend funds and make other investments and, as a result, may adversely affect us. For more detailed information on compulsory deposits, see “Item 4B. Business Overview – Selected Statistical Information – Central Bank Compulsory Deposits.”

Exposure to Brazilian federal government debt could have an adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2008, approximately 9% of our total assets, and 36% of our securities portfolio (in U.S. GAAP basis), was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Our controlling stockholder has the ability to direct our business and affairs.

Itaú Unibanco Participações S.A., or IUPAR, our principal stockholder, currently owns directly 51% of our shares of common stock and 25.5% of our total capital stock. See “Item 7A. Major Stockholders.” As a result, IUPAR has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. We have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations, however, the recent crisis in the United States subprime market may expose us to risk, as a result of a greater volatility in the Brazilian securities market. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54% of the aggregate market capitalization of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or BOVESPA, as of December 31, 2008. The top ten stocks in terms of trading volume accounted for 46.1%, 45.8% and 53.1% of all shares traded on the BOVESPA in 2006, 2007 and 2008, respectively.

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

ITEM 4 INFORMATION ON THE COMPANY

4A.         History and Development of the Company

The Company

We trace our origins to 1944, when members of the Egydio de Souza Aranha family, or the Egydio de Souza Aranha Family, founded Banco Federal de Crédito S.A. in São Paulo. Since 1973 we have operated through Banco Itaú (whose corporate name is Itaú Unibanco S.A.). As of December 31, 2008, we were the largest private bank in Brazil in terms of market capitalization, according to the BOVESPA.

Itaú Unibanco's majority ownership is held by IUPAR, a holding company controlled by Itaúsa and by Companhia E. Johnston de Participações, which is a holding company controlled by the former controlling stockholders of Unibanco, the Moreira Salles Family.

Our corporate name as stated in our certificate of incorporation is Itaú Unibanco Holding S.A., which is also the name that we use in our operations to identify ourselves. We are organized for an unlimited period of time under the laws of the Federative Republic of Brazil.  Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

Recent Developments

Association between Itaú and Unibanco Financial Groups

On November 3, 2008, the controlling stockholders of Itaúsa and of Unibanco Holdings entered into an agreement to combine the operations of Itaú and Unibanco financial groups, or the Association.

To effect the Association, Itaú and Unibanco financial groups carried out a corporate restructuring pursuant to which Unibanco Holdings and its subsidiary Unibanco became wholly owned subsidiaries of Itaú Unibanco, through a series of transactions:

(i)	the merger of all shares of E. Johnston into Itaú Unibanco;
(ii)	the merger into Itaú Unibanco of all shares of Unibanco Holdings that were not indirectly held by Itaú Unibanco;
(iii)	the merger into Itaú Unibanco of all shares of Unibanco that were not indirectly held by Itaú Unibanco; and
(iv)	the merger of all shares of Itaú Unibanco into Itaú Unibanco Holding.

A merger of shares means “incorporação de ações”, as defined by Brazilian Corporate Law 6,404/76. Merger of shares under Brazilian Corporate Law is a corporate restructuring where one company (“A”) exchange its shares for shares of another company (“B”), and as a consequence the shareholders of B become shareholders of A, and A becomes the sole shareholder of B.

The stockholders of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston, Unibanco Holdings and Unibanco approved the transactions at extraordinary stockholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank in February 2009, and the minutes of the stockholders meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009.

The shares of Itaú Unibanco Holding, including the ones exchanged for shares originally issued by Unibanco and Unibanco Holdings began being traded under the same symbol on March 31, 2009. In May 2009, the trading symbols (“tickers”) were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed.

At the extraordinary stockholders’ meeting held on November 28, 2008, our stockholders approved the change of the corporate name Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A.  At the extraordinary stockholders’ meeting held on April 24, 2009, our stockholders approved the change of the corporate name Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A., which is still subject to approval by the Central Bank.

At the extraordinary stockholders’ meeting held on April 30, 2009, our stockholders approved the change of the corporate name Banco Itaú S.A. to Itaú Unibanco S.A., which is still subject to approval by the Central Bank.

Acquisition of Itaúsa Export and Itaúsa Europa

The Association referred to above required as a condition precedent for its consummation that Itaú Unibanco Holding acquired all stock of Itaúsa Export and Itaúsa Europa that were directly held by Itaúsa, the controlling stockholder at that time of Itaú Unibanco Holding, Itaú Unibanco, Itaúsa Export and Itaúsa Europa. On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa for the acquisition of a 77.77% total and 80.00% voting interest of Itaúsa Export and of a 12.13% total and voting interest of Itaúsa Europa (Itaúsa Europa, itself is a subsidiary of Itausa Export).  Itaúsa Export is a private holding company domiciled in Brazil which holds a controlling interest in Itaúsa Europa. Itaúsa Europa is a private holding company domiciled in Portugal. See note 3(a) to our consolidated financial statements for additional information.

Competitive Advantages

Our business strategy is to take advantage of scale gains, profitability and maximization of efficiency to create economic value.

Through the Association, Itaú and Unibanco financial groups have the opportunity to enhance and combine their strengths. Itaú Unibanco’s priority is to integrate the Brazilian activities of the Itaú and Unibanco financial groups within two to three years, to increase their synergies and become a global financial player with a privileged position to gain access to low-cost funding sources.

Itaú Unibanco Holding has designated a team of executive officers to expeditiously integrate the operations of the Itaú and Unibanco financial groups. The team is composed of their principal executive officers, divided into 19 working groups to combine the best practices of each institution.  Itaú Unibanco Holding is taking advantage of its large experience in mergers and acquisitions to integrate the operations and teams of both financial groups.

In January 2009, we announced the integration of the ATM machines of Itaú and Unibanco financial groups, allowing our customers to make withdrawals, as well as to check their account balances and bank statements in a larger number of machines, which has largely benefited our customers.

We have also started the integration of the technology systems by defining the platforms that will prevail. The Itaú and Unibanco financial groups have traditionally stood out for their continuous and significant investments in banking technology. The Association will maximize these investments and will therefore provide us with a competitive advantage.  The costs associated with the development of new solutions and technologies will be reduced given scale gains resulting from the Association.  Some of the solutions that have not yet been viable due to high development costs will become feasible when applicable to a larger customers’ base.

Given our nationwide presence in Brazil and large number of customers, we expect to be able to use our assets at a unprecedented level of efficiency in the Brazilian financial industry. The increase in our customers’ base allows us to enhance our efficiency in numerous processes that, for scale reasons, have not yet been optimized.  Our customers will benefit both from the offer of new types of products and services and from the implementation of more sophisticated processes.  We will maintain Itaú and Unibanco financial groups’ branches and adapt them to our customers’ expectations and needs.  We have integrated treasury operations and corporate and investment banking operations, materializing the opportunity of synergy gains associated with the Association.

Accounting for the transaction with Unibanco under U.S. GAAP

The Association was approved by the Central Bank on February 18, 2009. Due to the relevance and impact of the transaction, the scope of the Central Bank’s analysis contemplated a detailed assessment of the businesses of each financial group, their structure and the market impact of their combination. For USGAAP purposes, the consummation date of the transaction is February 18, 2009.

For U.S. GAAP purposes, the transaction will be accounted in 2009 for as a purchase business combination with Itaú Unibanco Holding being the accounting acquirer and Unibanco Holdings and Unibanco being the entities acquired.  See Note 3(a) to our consolidated financial statements.

Therefore, the consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, do not present any effects from the Association and do not consolidate the results of operations in our consolidated statement of income or the financial position in our balance sheet of Unibanco Holdings and Unibanco.  The financial statements for the year ending December 31, 2009 will consolidate Unibanco Holdings and Unibanco as from the date of consummation of the transaction.  For further information, See “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups.”

Acquisition of Redecard control

On February 20, 2009, Banestado Participações, Administração e Serviços Ltda., Unibanco Participações Societárias S.A., Unibanco and Dibens Leasing S.A. – Arrendamento Mercantil (subsidiaries of Itaú Unibanco and jointly referred to as “Itaú Unibanco”), and Banco Citibank S.A., or Citibank, controlling stockholders of Redecard S.A., or Redecard, entered into an agreement pursuant to which: (i) Citibank was authorized to sell the shares held in Redecard through a public offering, and (ii) Citibank granted to Itaú Unibanco the option to privately acquire 24,082,760 shares of Redecard at the price per share of the public offering. The option was exercised on March 23, 2009 and the settlement of the acquisition occurred privately on the day of settlement of the public offering (March 30, 2009). After the exercise of the option, Itaú Unibanco became the sole controlling stockholder of Redecard, holding approximately 50% plus one share of Redecard’s capital stock.

Capital Expenditures

See “Item 5B. Liquidity and Capital Resources – Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview – Selected Statistical Information” for additional information relating to our business.

4B.         Business Overview

Our four principal categories of operations are (i) banking (including retail banking through Itaú Unibanco, corporate and investment banking through Banco Itaú BBA S.A., or Itaú BBA, and consumer credit to non-account holding customers through Banco Itaucred Financiamentos S.A., or Itaucred), (ii) credit cards, (iii) asset management and (iv) insurance, private retirement plans and capitalization plans, a type of savings plan. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle-market companies and large corporations.

As of December 31, 2008, we also had the following positions in the Brazilian financial services industry:

•	the third largest insurance group based on written premiums, excluding health insurance and Free Benefit Generating Plan – Life (Vida Gerador de Benefícios Livres), or VGBL, according to SUSEP,

•	the largest private manager of pension fund assets in Brazil, based on assets under management, according to ANBID,

•	the largest manager of private bank client assets, according to ANBID,

•	the largest leasing company in Brazil in terms of present value of lease operations, according to ABEL, and

•	the largest provider of securities services to third parties, according to ANBID.

In addition, the brand name “Itaú” was rated the most valuable brand name in Latin America by Interbrand in 2008, a consulting company specialized in the value of business brands worldwide. The “Itaú” brand is also listed as one of the 35 highest valued brands of financial institutions worldwide, according to the consulting company Brand Finance.  We were also the winner in the annual survey about the companies that most respect customers in Brazil in 2008 in the retail bank category.  The study was conducted by the sixth consecutive year by the Brazilian magazine Consumidor Moderno together with TNS InterScience. We were also awarded the quality in banking services award (“Prêmio Qualidade em Bancos”) by the Brazilian magazine Banco Hoje.

Our Ownership Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa, which controls one of the largest private business groups in Brazil, and the former controlling stockholders of Unibanco, the Moreira Salles Family.  See “Item 4A. History and Development of the Company – Recent Developments – Association of Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups.”  Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha Family and owns directly 36% of the shares of our common stock. See “Item 7A. Major Stockholders.” Prior to the Association with Unibanco we were controlled by Itaúsa. Itaúsa holds equity interests in several companies active in the financial and real estate industries, as well as the lumber, ceramic, chemical and electronics industries. Its major companies in terms of revenues are Itaú Unibanco Holding and its subsidiaries operating in the financial and insurance industries, Duratex S.A. in the wood and ceramics industry, Itautec S.A. in the electronics industry, Elekeiroz S.A. in the chemical industry and Itaúsa Empreendimentos S.A., a small business in the real estate industry. The Egydio de Souza Aranha Family beneficially owns 60.9% of shares of common stock and 17.8% of shares of preferred stock of Itaúsa. The shares of common stock and preferred stock of Itaúsa are traded on the BOVESPA.

Operations

The table below presents revenues in U.S. GAAP from each of our three business areas for each of the years ended December 31, 2008, 2007 and 2006. According to note 32 to the consolidated financial statements, we have eight business segments in three different business areas. The Itau business area embodies the following segments: Banking, Credit Cards – Account Holders Clients, Insurance, Private Retirement and Capitalization Plans and Asset Management and Investment Services. The Itaú BBA business area is dedicated to corporate segment activities. The Itaucred business area embodies the Vehicles Financing activities, Credit Cards – Non- Account Holders Clients and the Taií, our low income consumer segment. In 2009, as consequence of our association with Unibanco, we will review our business areas and segments.

	(in millions of R$)
	2008	2007	2006
Itaú (1)	24,605	20,355	18,172
Interest income from loans and leases	17,639	14,559	12,966
Fee and commission income	6,967	5,796	5,206
Itaú BBA	5,535	2,134	1,942
Interest income from loans and leases	5,147	1,779	1,665
Fee and commission income	388	355	277
Itaucred	10,126	8,241	6,020
Interest income from loans and leases	8,540	6,560	4,715
Fee and commission income	1,586	1,681	1,305

(1) Including retail for all years presented. Information for the years ended December 31, 2008, 2007 and 2006 includes revenues from corporate banking activities which have not yet been transferred to Itaú BBA.

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

	(in millions of R$)
	2008	2007	2006
Interest income from loan and leases	31,326	22,898	19,346
Brazil	25,187	19,643	17,762
Abroad	6,139	3,255	1,584
Fee and commission income	8,941	7,832	6,788
Brazil	8,337	7,485	6,632
Abroad	604	347	156
Insurance premiums, income on private retirement plans and on capitalization plans	3,916	3,500	3,479
Brazil	3,911	3,500	3,479
Abroad	5	-	-

The table below presents revenues abroad by business categories for each of the years ended December 31, 2008, 2007 and 2006:

	(in millions of R$)
	2008	2007	2006
Itaú - Banking	5,417	2,585	1,020
Argentina	379	205	159
Chile	1,112	539	-
Uruguay	1,688	323	-
Other companies abroad (1)	2,238	1,518	861
Itaú BBA	1,216	953	709
Other companies abroad (1)	1,216	953	709
Itaú - Credit Card	114	63	11
Argentina	22	11	11
Uruguay	92	52	-

(1) Includes BFB Overseas, NV; Banco Itaú Europa Fund Management Company, S.A.; Itau Bank Ltd; Grand Cayman – Agência; New York – Agência; BIE - Bank & Trust, Ltd; Banco Itaú Europa Luxembourg S.A.; Banco Itaú Europa S.A.; Itaú USA Securities, Inc.; BIEL Fund Management Company S/A; Banco Itaú BBA S.A. Nassau Branch; Agência Tokyo; BIE Cayman, Ltd; Banco Itaú Holding Cayman; Itaú Asia Securities Ltd; BIE Bank & Trust Bahamas Ltd; Banco Itau Europa Internacional; Itaú Middle East Securities Ltd; Itaú Europa Securities Inc.; Banco Itau S.A. Nassau Branch.

Itaú Unibanco Holding

Overview

We provide a broad range of banking services to a diversified customers’ base of individuals and corporate customers. We provide these services on an integrated basis through Itaú Unibanco, Itaú BBA and Itaucred.

Within banking operations, we have created three segments, each of which specializes in a different type of customer. These areas are:

• Retail Banking, through Itaú Unibanco, comprising:

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

Itaú Unibanco

We provide services mainly in the following areas:

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

Our retail business is a key source of funding and a significant interest and fee income generator for us. Through our extensive branch network, we provided services to more than 10.7 million customers as of December 31, 2008. Our margins from these operations surpass the middle-market, corporate customers and credit operations.

Retail customers are divided in the following categories:

•           Individual customers (who are sub-divided based on a relationship scoring system);

•           Customers with account management (who have an annual income between R$ 48,000 and R$ 84,000) and;

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

The continuing levels of low inflation that began in mid-1994 forced Brazilian banks, including ourselves, to rely more on fee income and less on the “float”, the net income earned by banks on non interest bearing liabilities and on the time it takes for checks and other instruments to clear the interbank settlement system. In the last few years we have experienced a steady growth in our loan portfolio, due to gross domestic product, or GDP, growth and lower inflation rates.

Approximately 5% of our retail credit to individual customers consists of overdrafts on checking accounts, which provides us with a higher spread than the average rate of our loan portfolio.  We also extend personal loans for general purposes, including the purchase of major domestic appliances, which generally are not insured. In addition, we extend consumer credit loans for the purchase of vehicles.  We generally require that these loans have as collateral the financed vehicle.  Our consumer credit loans for purchases in general mature within 48 months (20 months on average), and can be contracted through our Automated Teller Machines, or ATMs. Our consumer credit loans for the purchase of motor vehicles mature from 24 to 60 months. Our loans to individual customers and customers with account management totaled approximately R$ 79 billion as of December 31, 2008, or approximately 46% of our total loan portfolio.

Very Small Business Banking

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

We currently have over 820 units located throughout Brazil and approximately 1,125 managers working for over 360,000 small business customers. In 2009, we plan to have approximately 1,600 managers working for over 470,000 small business customers.

Public Sector

We were one of the pioneers among the private banks to operate in the public sector business. We were also the private bank pioneer in conducting the first operation of royalties anticipation to a state government. Our public sector business has a structure dedicated exclusively to all areas of the public sector, including federal, state and municipal levels of the Executive, Legislative and Judicial branches. To service this segment, we use platforms that are separated from the retail banking branches, with exclusive teams of specially trained managers who offer customized solutions in tax collection, exchange services, administration of public agency assets, payments to suppliers, payroll for civil servants and retiring of duties.  As a result of the use of these platforms, we have a significant amount of business in this segment, particularly in those states where we acquired privatized, previously state-owned, financial institutions.

In 2008, our public sector business conducted a detailed study on our customers’ businesses, focusing on the bidding, public budget, fiscal responsibility law and other areas. As a result of this study, we implemented initiatives that strengthened our strategy of sustainable growth, based on generating and maintaining customer loyalty by offering a complete set of financial products and services to customers of the public sector through the convenience of our service network.

Itaú Personnalité

We were one of the pioneers in the Brazilian banking industry to provide a personalized treatment to high-income individuals (individuals who earn more than R$ 5,000 per month and have investments in excess of R$ 50,000). Since 1996, Itaú Personnalité, or Personnalité, is our division that offers specialized services to satisfy the complex demands of these customers.

Personnalité’s value proposition consists in offering (1) an advisory service by the Personnalité managers, who understand the specific needs of these customers, and (2) a large portfolio of exclusive products and services, which are available through a dedicated network located in the main Brazilian cities, which is composed of exclusive and sophisticated branches. Our Personnalité customers may also use Itaú Unibanco’s branches network and Itaú Unibanco’s ATMs, throughout the country.

Since its establishment in 1996, Personnalité has been expanding its market share in the high-income segment. In 2006, with the acquisition of BankBoston’s operations in Brazil, Personnalité consolidated its leadership in the high-income individuals market.

Through an exclusive network of 165 branches, Personnalité’s customers’ base reached 483,100 as of December 31, 2008, representing R$ 68.1 billion in assets under management, deposits and other accounts.

Private Bank

Itaú Unibanco Private Bank is the leading Brazilian bank in the international private banking industry, providing financial advisory services to approximately 16,200 Latin-American customers. Our 491 employees are focused on offering financial consulting services to customers with at least US$ 250,000 in assets available to investment. In addition, our customers have a full range of traditional banking products and services available.

Financial advisory services are provided by teams of experienced private bankers, supported by wealth management specialists, who recommend the most appropriate solutions for each individual risk profile. Local market products include time deposits, mutual funds, treasury products and brokerage. We serve our customers’ needs for offshore private banking through two independent institutions that are fully dedicated to international private banking and are controlled by Banco Itaú Europa S.A., or Banco Itaú Europa: Banco Itaú Europa Luxembourg S.A. and Banco Itaú Europa International, located in Miami. Banco Itaú Europa International has customers from Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and a few other countries.

We manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each customer. Portfolios may include mutual funds managed by other financial institutions in a totally open structure. Fees earned from our private banking customers are, in most cases, based on the assets under management.

As of December 31, 2008, our private banking activity both in Brazil and abroad had assets under management equivalent to US$ 25.5 billion, including US$ 4.7 billion booked at Banco Itaú Europa Luxembourg, US$ 3.84 billion booked at Banco Itaú Europa International, Miami and US$ 0.7 billion at Banco Itaú Uruguay S.A., or Banco Itaú Uruguay.

According to Euromoney magazine, in 2009, for the second time in the last three years, Itaú Unibanco Private Bank was ranked best in offering private banking services and products to Brazilian clients.

Also, in 2008, the renowned magazine Private Banker International recognized Itaú Unibanco Private Bank as the outstanding private bank for the Americas.

Small Business Banking

Our relationship with small business customers has had a specific structure since 2001.

We have 244 units located nationwide and nearly 1,300 managers who work for over 160,000 companies with annual revenues from R$ 540,000 to R$ 6 million. In 2009, we plan to have around 1,800 managers working for over 206,000 small business customers.

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

Loans to very small and small businesses totaled R$ 6.1 billion as of December 31, 2008.

Middle - Market Banking

We maintain relationships with approximately 61,000 middle-market corporate customers that represent a broad range of Brazilian companies located in over 100 cities. Our middle-market customers are generally companies with annual revenues above R$ 6 million. We offer our middle-market customers collection services and electronic payment services. We are able to provide these services with a high level of efficiency for virtually any kind of payment, including Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees.  We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We have over 880 managers specialized in the middle-market segment and we intend to hire over 150 more. These managers work from one of the 157 specialized offices located at key office branches. In addition, we plan to open approximately 15 branches during 2009.

Consistent with customary lending practices in Brazil, our loan portfolio is predominantly short-term.  Our spreads on middle-market loans tend to be higher than the margins on our loans to corporate customers.  Loans to middle-market customers totaled approximately R$ 22.2 billion as of December 31, 2008.

Credit Cards

Our main challenges in the credit card business are to increase the base of cardholders and improve our portfolio profitability. The credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of financial products and sales through different channels.

Orbitall Serviços e Processamento de Informações Comerciais S.A., or Orbitall, a data-processing company established itself as an attractive service provider to banks and retail networks. Over 29 million cards were processed in 2008.

In December 31, 2008, our card portfolio reached 17.9 million cards and the volume of the transactions was R$ 49.9 billion. We maintained the leadership with 23.2% of market share in terms of volume of transactions, according to the Brazilian Association of Services and Credit Cards Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS.

Asset Management

As of December 31, 2008, we had total net assets under management of R$ 154.9 billion on behalf of approximately 1.4 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors.  According to ANBID, as of December 31, 2008 we were the largest manager of private bank client assets and the largest private manager of pension fund assets in Brazil, based on assets under management.  As of December 31, 2008, we had R$ 105.6 billion of net portfolio assets under management for pensions, corporations and private bank customers.

We offer and manage 862 mutual funds, which are mostly fixed-income and money market funds.  For individual customers, we offer 60 funds to our retail customers and 46 funds to our Itaú Personnalité customers. Private banking customers may invest in over 500 funds, including those offered by other institutions. Our capital markets executive area also provides tailor made mutual funds to institutional, corporate and private banking customers.

In December 2008, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its AM1 (bra) rating (the highest rating granted to an asset manager) for our asset management segment.  We have been at the top rating category since July 2003.

Institutional

At the end of 2008, the mutual fund Itaú Excelência Social, or FIES, awarded twenty five non-governmental organizations focused on the development of educational projects. Each organization received an amount between US$ 62,200 and US$ 107,300. Since its launch in 2004, the FIES has destined more than US$ 4.75 million to 58 social programs.

FIES was launched with the objective to offer an investment alternative in a mutual fund while meeting ethical and social purposes. Ethics is a key element on the selection of the companies of the portfolio, following protection principles of social responsibility: corporate governance, social practices and environment protection.

In addition, 50% of the fund’s management fee is directed to social projects focused on child, environmental and labor education, selected by the consulting council of the fund. The industry figures of December 2008 show that FIES is one of the leaders in its category in Brazil, with a market share of 32.8%. FIES offers to its investors an optimal combination of remarkable returns with a social commitment.

Securities Services for Third Parties

We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent or registered holder. In 2008, we were ranked the top provider of securities services to third parties by ANBID. The market value of securities services as of December 31, 2008 was approximately R$ 1.5 trillion. As of the same date, we acted as transfer agent for 236 Brazilian companies.  Among the companies listed on the BOVESPA, we have a market share of 60% as transfer agent.  We were also the registered holder of debentures for 124 contracts.

Our broad range of products relates to both domestic and international custody. Our products include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, and providing trustee services, non-resident investor services, and acting as custodian for depositary receipt programs.

Our processing system and specialized staff of 611 employees manages more than 10,920 portfolios for mutual funds, institutional investors and private portfolios and approximately 7 million investor accounts of mutual funds and companies as transfer agent.

Brokerage

Itaú Corretora de Valores S.A., or Itaú Corretora, has been providing brokerage services since 1965, with operations on BOVESPA, and on the Brazilian Futures and Commodities Market (Bolsa de Mercadorias e Futuros), or BM&F.

Itaú Corretora has positioned itself as “the Brazilian specialist” with high quality research offering a wide range of financial products and displaying an extensive distribution capacity, covering from retail customers to domestic and foreign institutional investors.

We provide brokerage services to international customers through Itaú Securities Inc., our broker-dealer operations in New York, through Banco Itaú Europa London Branch, through our broker dealer in Hong Kong, Itaú Asia Securities Limited and through our broker dealer in Dubai, Itaú Middle East Securities.

Itaú Corretora’s highlights in 2008 were:

•	First place in the ANBID ranking for the distribution of domestic fixed-income products in the Brazilian capital markets, with a total volume of R$ 9.5 billion and a market share of 29.3%;

•
Participated in the distribution of six equity public offerings coordinated by Itaú BBA. The group was ranked first in the ANBID ranking for the distribution of equity in the Brazilian capital markets with 25% market share;

•	Third place in the Institutional Investor’s “The 2008 All-Brazil Research Team”;

•	Fourth place among the research brokers in terms of trading volume in 2008 in the BOVESPA; and

•	Third place among the brokers controlled by large commercial banks in Brazil in terms of trading volume in 2008 in the BM&F.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2008, we were the third largest insurance group in Brazil, based on written premiums, excluding health insurance and VGBL, according to SUSEP. As of December 31, 2008, our written premiums totaled approximately R$ 3.4 billion. We also carry out insurance operations, through our ownership of a 14% equity interest in Allianz Seguros S.A., a general insurance company.

The main segments of our insurance business are life, automobile, homeowners and property for small and medium companies. Life insurance accounted for 32.2% of premiums earned by Itaú Seguros S.A. and Itaú Vida e Previdência S.A and automobile, homeowners and property insurance for small and medium companies accounted for 31.8%, 5.5% and 4.9%, respectively, of premiums earned by Itaú Seguros S.A., as of December 31, 2008. In addition, we offer customized policies to large companies sold by Itaú-XL Seguros Corporativos S.A. We also retain a minor portfolio of health insurance policies.

Life

According to SUSEP we were the third largest insurance group in this segment, accounting for R$ 1.08 million of written premiums as of December 31, 2008, which represents a market share of 9%.

We sell almost all policies of this segment through our banking operations, representing 71.4% of total life premiums as of December 31, 2008.  We also sell group life insurance for commercial and industrial companies, through independent local brokers, which corresponded to 17.7% of total life premiums as of December 31, 2008. In order to increase our activities in this segment we seek to improve management of our customers’ relationship to reduce the number of policy cancellations. We also seek to develop products tailored to the customer’s profile, who can either be an account holding customer, a customer who we contact through telemarketing, an internet customer, or an ATM or bank teller terminal user. In addition, we focus on offering loan payment protection insurance to cover loan operations of consumer products, such as vehicles, and other credit operations.

Property: Homeowners and Automobile

We are the market leader in property insurance to homeowners, with a market share of 19% and written premiums of R$ 177 million, as of December 31, 2008. We sell policies mainly through our banking operations, which corresponded to 85.4% of total premiums as of December 31, 2008, and through independent local brokers, which corresponded to 12% of total premiums as of December 31, 2008.

As of December 31, 2008, we had a 6.3% market share in automobile insurance with written premiums of R$ 964 million. We sell policies mainly through independent local brokers, which corresponded to 93.7% of total premiums as of December 31, 2008. In order to increase our market share in this segment, we seek to strengthen our relationship with independent local brokers, which are the most important distribution channel in this segment, sharing strategies with them to sell automobile policies to our customers. The increase in our market share will also contribute in obtaining scale gains and reducing operational costs.

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

We reinsure a portion of the risks we underwrite, particularly large property, marine and casualty risks that exceed the retention limits we have chosen within the limits of the regulations. Risks that exceed the retention limit must be assigned to local/admitted/eventual reinsures according to the Complementary Law No.126 published on January 15, 2007 and the SUSEP regulation published on December 17, 2007.

Private Retirement Plans

In 2008, balances under investment contracts and liabilities for future policy benefits totaled R$ 25.5 billion an increase of 22% compared to 2007. This amount includes VGBL, which for regulatory purposes is considered life insurance although its substance is that of a private retirement plan providing annuity benefits.

In 2008, our reserves in corporate plans grew 49.5% according to the National Federation of Private Retirement Plans and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI.  Our assets in these plans totaled R$ 3 billion in December 2008.

As of December 31, 2008, we were the second largest private retirement plan manager in Brazil based on total assets, according to FENAPREVI. As of December 31, 2008, we had R$ 25.5 billion in assets related to our private retirement liabilities (including VGBL), an increase of 22.7% compared to 2007. We focus on managing open private retirement plans, which have been under public pension plan reform discussions and have experienced strong growth.

Capitalization Products

Capitalization products are savings account products generally requiring that a customer deposit a fixed sum with us, to be returned at the end of an agreed upon term, with accrued interest. In return, the customer enters into a periodic drawing that presents the opportunity to win a significant cash prize. As of December 31, 2008, we had approximately 6.1 million capitalization plans outstanding with assets of R$ 1.2 billion. We distribute these products through our retail banking branches network, Itaú Personnalité branches and electronic channels such as the Internet and ATMs. We sell these products through our subsidiary Cia. Itaú de Capitalização. During 2008, sales of capitalization plans totaled approximately R$ 1 billion. In this period, we also developed other products in order to reach lower income customers. We distributed over R$ 22.3 million in money prizes to 1,235 customers in 2008.

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

During 2008 Itaú BBA maintained a steady growth with corporate, treasury, international and investment banking clients.

Investment Banking

In 2008, Itaú BBA participated in the distribution of debenture and promissory note transactions totaling R$ 15.1 billion, plus R$ 2 billion in FIDCs. According to the ANBID ranking, Itaú BBA was ranked first in fixed-income origination and FIDCs in 2008, with a market share of 46% and 42%, respectively.

As a lead underwriter and distributor, in initial public offerings and follow-ons, Itaú BBA reached an amount of R$ 31.8 billion.  Itaú BBA was ranked in first place according to  the ANBID and Thompson’s ranking, with a market share of 25%.

In July 2008, Itaú BBA was named Best Investment Bank in Brazil by Global Finance magazine, an American publication which covers financial institutions worldwide.

We expect that the main opportunities in the capital markets in 2009 will be in mergers and acquisitions. During the second half we believe more companies will be electing to go public, although this number will fall short of the 76 initial public offerings conducted in 2007, which was an atypical year.

Corporate Banking

The credit and co-obligations portfolio grew R$ 20 billion, representing an increase of 52% in 2008 compared to 2007.

Itaú BBA has a team of professionals in the derivatives market that specialize in selling structured notes and derivative-based instruments which can be linked to any type of financial asset. These products enable investors to have the benefits and risks of a particular asset, without having to buy it in the outside market. These products include interest rate swaps, which allow the exchange of one type of interest rate by another, such as swapping a fixed rate for a floating rate. A currency swap allows the indexing of one currency to another that may be more attractive, allowing forex hedge operations.The latter product, the foreign exchange swap, despite being an efficient tool to protect a company, generated losses for a group of our commercial clients that was confronted with the sudden and considerable strengthening of the U.S. dollar against the Real in the last quarter of 2008.Despite the losses, these companies adjusted to the situation with the help of bank professionals. This experience served to increase the transparency level of information regarding exotic derivatives. When buying this product clients must sign a document showing they are aware of its inherent risks, and informing us if they have this same product at any other bank.

International Area

Itaú BBA focuses on the following products and initiatives in the international area: (1) câmbio pronto (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$ 120 billion in volume in 2008, an increase of 40% compared to 2007; and (2) structuring of long-term, bilateral and/or syndicated financing with other institutions.  In addition, in 2008 Itaú BBA continued to offer a large number of lines of credit for foreign trade, having a total of approximately US$ 4.6 billion in lines of credit drawn from corresponding banks by year-end 2008.

Through Banco Itaú Argentina S.A., or Banco Itaú Argentina and Banco Itaú Chile S.A., or Banco Itaú Chile, Itaú BBA consolidated its expansion strengthening corporate activities in Argentina and Chile, respectively, and European market under the Banco Itaú Europa  structure.

The offer of a complete portfolio of products and services and customized solutions to clients placed Itaú BBA in an important position in the investment banking and corporate customer segment in 2008.  Furthermore, the volume of receivables and payments related to Itaú BBA’s cash management services grew 26% in 2008 compared to 2007.

Finally, Itaú BBA was active in BNDES on-lending to finance large-scale projects, aiming at strengthening domestic infrastructure and increasing the productive capacity of various industrial sectors.  In consolidated terms, total loans granted under BNDES on-lending represented more than R$ 3.4 billion for various projects and financings in 2008, corresponding to an increase of 56% in 2008 compared to 2007.

The on-lending of funds to large-scale projects is in compliance with the guidelines established by the Equator Principles, a set of socio-environmental policies that Itaú Unibanco and Itaú BBA adopted in 2004.  This set of policies was launched at the end of 2007 and is used in credit granting processes to corporate customers when the transaction involves amounts equal to, or in excess of R$ 5 million.

International Operations

Banco Itaú Argentina

As of December 31, 2008, Banco Itaú Argentina had 81 branches, two of which had been recently opened in the cities of Neuquén and Salta.  The other branches are located in the capital and provinces of Buenos Aires, Santa Fe, Mendoza, Cordoba and Tucumán.  In 2008, we also inaugurated the opening of 19 new platforms of our commercial business segment.  In that same year, Banco Itaú Argentina’s customer base increased 17%, reaching a total of 236 thousand individual customers and 5.8 thousand corporate customers.

As of December 31, 2008, Banco Itaú Argentina’s total assets amounted to R$ 2.5 billion, an increase of 30% compared to 2007.  The loans portfolio increased 25%, totaling R$ 1.5 billion in 2008. The total of deposits amounted to R$ 1.9 billion, an increase of 22% compared to 2007. Banco Itaú Argentina’s net income was R$ 21 million in 2008.

Itaú Chile

In 2008, Itaú Chile opened seven new branches, totaling 67 branches in Chile.  It also opened Itaú Chile Compañía de Seguros de Vida.

The year 2008 was marked by the bank’s growth and focus on customer service quality, mainly targeted at high income individuals’ segment, in which Itaú Chile had increased its market share by 16%. Itaú Chile’s individual customer base increased by 11%, reaching a total of 81 thousand individual customers in 2008.  The number of corporate customers decreased by 5%, reaching a total of 3.5 thousand corporate customers and ranking fourth place in current accounts between the private banks.

As of December 31, 2008, Itaú Chile’s total assets amounted to R$ 11.9 billion, an increase of 45% compared to 2007.  This increase was a result of the growth of the foreign trade, leasing and mortgage loans portfolios.  The loans portfolio increased 32%, totaling R$ 8.4 billion in 2008.  The total deposits amounted to R$ 7.7 billion, an increase of 48% compared to 2007.  In addition, in 2008 Banco Itaú Chile successfully issued US$ 64 million in subordinated bonds and increased its capital by US$ 47 million.

Itaú Chile’s net income totaled R$ 140 million as of December 31, 2008, as a result of the increase in revenues from the credit portfolio and currency fluctuations which were partially offset by the increase in the provisions for credit losses and administrative expenses.

Itaú Uruguay

In 2008, Itaú Uruguay acquired the totality of the capital stock of Unión Capital AFAP, a Uruguayan private pension company, with a customer base of 175 thousand customers.

As of December 31, 2008, Itaú Uruguay’s total assets amounted to R$ 3.3 billion, an increase of 64% compared to 2007.  As of that same date, Itaú Uruguay’s credit portfolio amounted to R$ 1.6 billion, an increase of 47% compared to 2007.  The bank’s customer base is comprised of 107 thousand customers most of them from the high income individuals’ segment and 8 thousand corporate customers.  Banco Itaú Uruguay has 17 branches, including the branch inaugurated in the city of Salto in 2008, and has a strong presence in the agricultural and agribusiness segments.

OCA S.A and OCA Casa Financiera S.A, or OCA, the credit card company, reached 335 thousand customers in 2008, an increase of 6% compared to 2007 as of December 31, 2008. OCA’s assets amounted to R$ 434 million, an increase of 50% compared to 2007. OCA’s credit portfolio increased 36%, totaling R$ 267 million in 2008. OCA has a great position in the Uruguayan credit card market, as the most used and remembered credit card in the country and having more than 90% of costumer’s satisfaction, according to Gonzáles, Raga & Associados, research in 2008. As of December 31, 2008, OCA’s net income totaled R$ 39 million, an increase of 219 % compared to 2007.

As of December 31, 2008, Itaú Uruguay’s net income totaled R$ 82 million, an increase of 70 % compared to 2007.  This increase is a result of gains obtained from currency fluctuation, the increase in revenues from credit card transactions and by the acquisition of Unión Capital AFAP by Banco Itaú Uruguay.

Itaú Europa

Banco Itaú Europa, headquartered in Lisbon and with branches in London and Madeira, and subsidiaries in Cayman Islands, Luxembourg, Miami and Nassau, recorded total consolidated assets of R$ 24 billion, in 2008, which represents an increase of 105.2% compared to 2007.

In the assets composition it’s worth highlighting the corporate loans, which reached R$ 7.9 billion, comprised mainly by structured loans, most of which associated to the financing of Brazilian exports. In this context, Banco Itaú Europa has been operating together with the dynamic of Itaú Unibanco Holding group’s market segmentation structure, extending its corporate and middle market client base, offering structured products in capital markets, and supporting the investments of European companies in Latin America.

The consolidated net income of Banco Itaú Europa reached R$ 26 million in 2008. Net operating income illustrating the stable contribution of the financial margin and a high performance of the capital markets, treasury and international private banking areas.

 The investment grade status of the Bank (Baa1 by Moody’s and BBB+ by Fitch Ratings) has been an important supporting factor to the diversification of the funding sources.

The international private banking activity developed by BIE Luxembourg, BIE International (Miami) and BIE Bank & Trust Bahamas, represented at the end of 2008 nearly US$ 6.1 billion of assets under management and around US$ 2.5 billion of customer deposits.

As of December 31, 2008, we held 19% of Banco BPI S.A.’s total capital. Banco BPI S.A. is the fourth largest private Portuguese financial group.

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

The following units provide customer services: Itaú BBA Nassau Branch (corporate banking business), Banco Itaú New York Branch, Banco Itaú Nassau Branch and Banco Itaú Grand Cayman Branch (focused on middle-market customers), Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay (focused on retail customers, international corporate banking and middle-market) and Banco Itaú Tokyo Branch (Brazilian retail customers living in Japan).

The Financial Service Agency in Japan granted a banking license to Itaú Unibanco on September 7, 2004, and our Tokyo branch started its operations in October of the same year. On December 23, 2006, we acquired the portfolio of customers and respective deposits of Banespa’s branch in Japan. Currently, the main purpose of the Tokyo branch is to offer a portfolio of services and products that satisfy the basic banking needs of Brazilians living in Japan.

(2)           Deal with proprietary portfolios and raise capital through the issuance of securities in the international market:

Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed out of Itaú’s Grand Cayman, Nassau and New York branches, or Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands, or Itaú Holding’s Cayman Branch, or Itaú BBA’s Nassau Branch. Itaú’s Cayman Branch has issued subordinated debt which is treated as Tier 2 capital. For a description of Tier 1 and Tier 2 capital, see “Regulation and Supervision – Regulation by the Central Bank – Regulatory Capital Requirements”.

The proprietary portfolios are mainly held in Itaú Bank Ltd. (Cayman) and also Banco Itaú Grand Cayman Branch. These units also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA Nassau Branch.

Through the international activities, the group establishes and monitors trade-related lines of credit from foreign banks and maintains correspondent banking relationships (which are banks that maintain credit lines with us), with money centers and regional banks throughout the world and oversees our other foreign currency raising activities.

(3)           Participate in the international capital markets as dealers:

In line with our strategy to become a non-stop shop for institutional investors around the world interested in investing in Brazilian assets, we have continued our international expansion to major financial cities in the world. Our Equity and Fixed Income desks are located in Brazil, New York, London, Dubai, Hong Kong and Japan. Our international sales team is active in offering equity and fixed income Brazilian securities to institutional investors around the world. The next step is to cover companies in Latin America with the purpose of becoming one of the leaders in the region by 2011.

(4)            In addition, we are also present in Shanghai, servicing our clients in Asia, specially in China, through Itaú BBA’s Representative Office.

Trade Financing

For the year ended December 31, 2008, we financed approximately US$ 4.5 billion in trade transactions. Our trade financing activities focus on export, pre-export and import financing. Pre-export and post-export financing constitute the principal part of our trade finance portfolio. The amount of export financing outstanding as of December 31, 2008 was approximately US$ 4.2 billion.

Our export financing to larger corporate customers is generally unsecured, even though some transactions do require more complex guarantees, specially the ones originally structured to be syndicated.

We carry out import financing by extending credit and by issuing letters of credit. As of December 31, 2008, Itaú Unibanco Holding had US$ 1.6 billion in principal amount of import financing.

We are licensed by the Central Bank to trade in the foreign exchange markets. Our foreign exchange transactions are carried out subject to Central Bank limits on our overall daily position. These limits are intended to control the level of reais in the market and to limit foreign exchange speculation.  In addition, we have internal credit limits on our foreign exchange contracts with other banks. For the year ended December 31, 2008, our total volume of foreign exchange transactions related to exports was approximately US$ 12.8 billion and our total volume of foreign exchange transactions related to imports was approximately US$ 10.9 billion.

Itaucred

Itaucred’s activities consist of transactions offered mainly to non-account holding customers. We created this segment as part of our core strategy of dividing our operations based on the specific needs of our several categories of customers. The operations of Itaucred consist of Taií’s operations, the association with Companhia Brasileira de Distribuição, or CBD, and Lojas Americanas S.A., or LASA, the investments in Banco Fiat and Intercap, and payroll deduction loans.

The consumer credit segment includes:

•              Automobiles: financing marketed outside the branch network;

•              Credit cards: credit cards for non-account holding customers; and

•              Taií: focus on partnership with major retailers, financial products to low-income population and payroll deduction loans.

Automobile Financing

On December 31, 2008, our portfolio of automobile financing, vehicle leasing and consortium consisted of approximately 2,918,188 contracts, of which approximately 75% were non-depositor contracts.  The portfolio of automobile financing and vehicle leasing grew 37% to R$ 41 billion in 2008 as compared to 2007, representing a market share of approximately 28.5%. This strong performance maintains our market leadership in the segment.

The automobile financing sector in Brazil is dominated by bank and finance companies that are affiliated with automobile manufacturers.  According to the ABEL as of December 31, 2008 we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance automobiles through 15,540 dealers. The sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each automobile financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each automobile dealer. Credit approvals are usually granted within 10 minutes and one hour, depending on the credit history of the customer. Around 58% of our credit approvals are made instantaneously because we have developed scoring models that permit prior approvals for our customers which provide us with a very efficient tool and high credit approval performance. Currently 100% of the proposals are captured and processed by Internet, conferring more security and agility in the concession of credit process, for the dealers, customers financed and us.

The truck financing division responded for approximately 7% of automobile financing and vehicle leasing in 2008.

We also have a division responsible for the financing of motorcycles. In January of 2008, we entered into a partnership with Dafra, a national motorcycle manufacturer, for exclusive financing of Dafra motorcycles. The financial volume of transaction reached R$ 1 billion at the end of 2008.

Credit Cards – Non-Account Holding Customers

Itaucred’s activities consist of transactions offered mainly to non-account holding customers. In December 31, 2008, the portfolio reached 9.4 million cardholders (an increase of 27.5% compared to 2007) and the volume of transactions was R$ 23.4 billion (an increase of 18.2% compared to 2007).

Taií

Taií, Itaú’s consumer-credit segment, encompasses the transactions of Financeira Itaú (FIT), a company 100% Itaú; Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú has equity interest of 50% of the share capital. The credit portfolio of Taií, excluding the payroll loans, reached R$2,359 million in December 2008. The client base reached 7.5 million, 21% higher than 2007.

Financeira Itaú (FIT)

FIT implemented previously announced restructuring plan. As of December 31, 2008 its network comprised 136 stores.

Financeira Itaú CBD (FIC)

FIC focused on private label and branded cards. FIC’s sales volume increased by 37% in 2008 compared to 2007. FIC’s has presence in 563 stores and has 4.8 million clients and 1.3 million accounts sold in 2008.

Financeira Americanas Itaú (FAI)

As of December 31, 2008, FAI was comprised of 463 points of sale, an increase of 67% of its network compared to 2007.  FAI reached 2.8 million credit cards accounts in 2008, which represented a market share of 12% in retailer sales.

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels.  Our distribution network consists mainly of branches, ATMs and CSBs (customer site branches), which are banking service centers located at a corporate customer’s premises.

The following table provides information as to our branch network, customer site branches and ATMs as of December 31, 2008 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	2,534	733	22,535
Itaú Personnalité	173	1	333
Itaú BBA	8	-	-
Total in Brazil	2,715	734	22,868
Itaú abroad	4	-	-
Argentina	81	27	170
Chile and Uruguay	84	1	67
Total	169	28	237

The following table provides information as to the geographic distribution of our distribution network throughout Brazil as of December 31, 2008:

Region	Branches	CSBs	ATMs
South	509	117	3,255
Southeast	1,755	514	16,694
Centerwest	243	47	1,298
Northeast	154	27	1,192
North	54	29	429
Total in Brazil	2,715	734	22,868

Branches

As of December 31, 2008, we had a network of 2,715 full service branches throughout Brazil.  We have branches in municipalities representing over 83% of Brazil’s GDP as of December 31, 2008.  Although our branch network has a national coverage, our branches are heavily concentrated on the southeast of Brazil.  By year-end 2008, we had a wide branch network in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Goiás, representing, in the aggregate, approximately 82% of total branches, which collectively accounted for more than 63% of Brazil’s GDP.  The branch network serves as a distribution network for all of the products and services we offer to our customers.  We also offer credit cards, insurance, capitalization and private retirement plans through our branches.

CSBs

We operated 734 CSBs throughout Brazil as of December 31, 2008.  The range of services provided at the CSBs may be the same as those of a full service branch, or more limited in accordance with the size of a particular corporate customer and its needs.  The CSBs represent a low cost alternative to opening full service branches.  In addition, we believe the CSBs provide us with an excellent opportunity to target new retail customers while servicing corporate customers.

ATMs

We operated 22,868 ATMs as of December 31, 2008.  The annual volume of the ATMs is approximately 1,292 million transactions.  Our customers may conduct almost all account related operations through ATMs.  ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches.  We also have arrangements with other network operators such as Cirrus and Maestro to allow our clients to use simplified services through their networks.

Other Distribution Channels

We also offer customers the ability to obtain information as to the status of their accounts, investment funds and lines of credit through different electronic channels, which allows us to conduct our retail operations at a lower transaction cost.  These channels include:

•	Call centers, with an annual volume of approximately 237,000,000 transactions,

•	Home and office computer banking systems, with an annual volume of approximately 1,123,000,000 transactions,

•
Point-of-Sale/Redeshop, a network to electronically capture transactions at merchant stores which allows customers to use a direct debit card to purchase goods at the merchant’s point-of-sale, with approximately 352,000,000 transactions per year,

•	Various other channels, such as e-mail, cellular phone and WAP (wireless application protocol) links, drive-through facilities and courier services.

Divestitures

In 2007, we sold equity interests held in (i) Serasa S.A., or Serasa, (ii) Redecard, (iii) Bovespa Holding S.A., or Bovespa Holding, and (iv) BM&F, which are summarized below.

Sale of Equity Interest in Serasa

On June 28, 2007, Itaú Unibanco Holding, through certain of its subsidiaries, sold to Experian Brasil 832,176 shares of Serasa representing 22.33% of its total capital stock.  On that same date:

(i)
Itaú Unibanco and two other banks that held shares in Serasa incorporated a holding company named BIU Participações S.A., or BIU, to which Itaú Unibanco and these other banks transferred all the remaining shares held by them in the capital stock of Serasa; and

(ii)
BIU entered into a stockholders’ agreement with Experian Brasil, which set forth the right of BIU to elect three board members of Serasa (of which one shall be indicated by Itaú Unibanco).  Pursuant to this stockholders’ agreement, Experian Brasil was granted a call option and BIU was granted a put option, both of them related to the equity interest held by BIU in Serasa. The options may be exercised by either Experian Brasil or BIU during the period starting on the fifth anniversary of the stockholders’ agreement and ending on the tenth anniversary thereof.

On October 11, 2007, BIU sold additional 11,025 shares of Serasa to Experian Brasil.  Itaú Unibanco holds an indirect equity interest equivalent to 10.16% of the capital stock of Serasa.

Initial Public Offering of Redecard

Banco Itaucard S.A. sold part of its equity interest in Redecard (53,798,700 common shares) in its primary and secondary initial public offering on July 11, 2007 and July 31, 2007 (over-allotment option), at a price of R$27.00 per share. On February 20, 2009, Itaú Unibanco acquired 24,082,760 of the common shares held by Banco Citibank S.A., or Citibank, in Redecard, and became the sole controlling stockholder of Redecard, holding title of approximately 50% plus one share of Redecard capital stock. See “Item 4A. History and Development of the Company – Recent Developments.”

Initial Public Offering of Bovespa Holding

Itaú Unibanco and Itaú BBA sold part of their equity interest in Bovespa Holding in its secondary initial public offering in October 2007.  Itaú Unibanco and Itaú BBA sold 2,698,629 and 8,723,798 common shares of Bovespa Holding, respectively, at a price of R$ 23.00 per share.  Upon completion of the offering, we held 4.02% of the total capital stock of Bovespa Holding.

Initial Public Offering of BM&F

Itaú Unibanco, Itaú BBA, Itaú CV S.A. and Itaubank DTVM S.A. sold part of their equity interest in BM&F in its secondary initial public offering on November 29, 2007.  Itaú Unibanco, Itaú BBA, Itaú CV S.A. and Itaubank DTVM S.A. sold 2,988,966, 1,500,483, 4,430,292 and 1,472,405 common shares of BM&F, respectively, at a price of R$ 20.00 per share.

Before the secondary initial public offering of BM&F, Itaú Unibanco, Itaú CV S.A., Itaubank DTVM S.A. and Itaú BBA sold to GL Latin America Investments, LLC, on November 16, 2007, 996,322, 1,476,764, 490,802 and 500,161 common shares of BM&F, respectively, at the total price of R$ 11.00 per share.

Upon completion of these transactions, we, through Itaú Unibanco, Itaú BBA, Itaú CV S.A. and Itaubank DTVM S.A. held approximately 2.3% of the total capital stock of BM&F.

On May 8, 2008, a merger between Bovespa Holding and BM&F was approved by its stockholders, creating BM&F Bovespa S.A.- Bolsa de Valores, Mercadorias e Futuros, or BM&F Bovespa. As a result of the merger, we, through our subsidiaries Itaú Unibanco, Itaú CV S.A., Itaubank DTVM S.A., Itaú DTVM S.A., Kinea Investimentos, Itaucard (Uam DTVM), Investshop and Itaú BBA, became holders of 59,922,961 common shares of BM&F Bovespa, corresponding to approximately 2.3% of its total capital stock.

Risk Management

On August 29, 2007, the Central Bank passed Resolution No. 3,490 which set forth the criteria for determining the Required Equity (PRE), effective as of July 1, 2008.  From its effective date, the calculation of the institution’s regulatory capital for risk coverage will consider all defined factors as described below by each parcel:

•	PEPR is the regulatory capital required to cover the risk-weighted exposures, or Credit Risk;

•	PCAM is the regulatory capital required to cover the Market Risk in Foreign Exchange;

•	PJUR is the regulatory capital required to cover the Market Risk in Fixed Interest Rate, Foreign Exchange Coupon, Price and Other Indices;

•	PCOM is the regulatory capital required to cover the Market Risk in Commodities;

•	PACS is the regulatory capital required to cover the Market Risk in Stock; and

•	POPR is the regulatory capital required to cover the Operational Risk.

 This is an attempt to more closely adjust Brazilian standards to the principles and rules provided in Basel II, which include:

•	Extension of the minimum regulatory capital requirements for coverage of the various risks based on internal models of financial institutions,

•	Improvement of banking surveillance, and

•	Significant expansion of the existing disclosure requirements.

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

In addition, we have established committees responsible for risk management, structured as follows:

•
Risk policies superior committee, responsible for establishing general risk policies, setting up aggregated risk limits based on the allocation of capital and other parameters as it deems suitable, discussing the most important aspects to maximize the risk-return ratio and ensuring a consistent risk management within Itaú Unibanco,

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

In order to further comply with the new requirements of the more advanced risk models provided for in Basel II, we established internal specific committees composed of executives from all areas of Itaú Unibanco Holding. An action plan was elaborated at the end of 2004 and, to this date, activities have been carried out as planned. In 2005, we focused on the construction of a historical database for probabilities of default (PD), models and historical databases for loss given default (LGD) and operational losses. In 2006, the implementation project continued with models for exposure at default (EAD), inclusion of credit risk mitigations and analysis of database validation processes. We also worked on a framework of documentation. In 2007, we started to develop stress test models for some portfolios and to implement a system to consolidate information and compute the capital ratio, in addition to adjusting controls for compliance with the requirements set forth by Resolution No. 3,380 on operating risks.  In 2008 we created a department responsible for internal models validation, with an independent structure from the other models development departments.  In addition to this new department, we are also working on the implementation of a system responsible for consolidating information related to Basel II capital calculation.

We believe that the changes to be implemented will result in lower allocated capital and, as a result, will establish grounds for an increase in the volume of credit operations resulting from the same capital base.

Market and Liquidity Risk Management

Our financial risk superior committee is responsible for managing market and liquidity risk. The committee analyzes and proposes scenarios for the risk and return assessment of interest and exchange ratios.  It also determines criteria for internal fund transfers and establishes minimum reserve limits.

To manage liquidity risk, we monitor and analyze liquidity through models that consider statistical tools and financial projections, which enable us to analyze various factors that affect our cash flows and liquidity levels under different scenarios. We also revise the contingency funding plan on a monthly basis to ensure that responsibilities are clearly attributed and the measures to be taken are feasible and able to provide adequate liquidity even under a severely stressed scenario.

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

Our financial risk superior committee analyzes the statement of income and risk information on a weekly basis and establishes limits for our risk exposures, interest rate positions and foreign currency risk positions.  It takes into account correlations across different markets. Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered in risk models.  In addition, the committee analyzes and approves criteria and rules for internal pricing of resources.

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

In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$ 10 million) and corporate divisions. Within the middle market and corporate division, we currently have ratings for approximately 60,000 business groups comprising approximately 100,000 companies. Payroll deduction loans are reevaluated at least on a yearly basis, or sooner if something relevant comes to the attention of the credit area.

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

Itaú BBA targets the large corporate divisions and its credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the president (or 2 commercial vice-presidents) and the credit director who together can approve up to R$ 350 million, depending on the risk rating. Any loan above R$ 350 million has to be submitted to the approval of senior credit committee of Itaú Unibanco Holding.

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

In line with the principles established by the National Monetary Council (Conselho Monetário Nacional), or CMN we defined our operational risk management policy, approved by the audit committee and ratified by the board of directors. The operational risk management policy is applicable to the Itaú Unibanco Holding conglomerate in Brazil and abroad.

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

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2008, total deposits amounted to approximately R$ 150.8 billion representing 51.6% of total funding. Our savings deposits represent one of our major source of funding which, as of December 31, 2008 accounted for 21.2% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2008 and 2007:

	2008		2007
	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	150,802	51.6	81,625	44.3
Demand deposits	23,041	7.9	26,729	14.5
Other deposits	1,065	0.4	1,405	0.8
Savings deposits	31,896	10.9	27,990	15.1
Time deposits	92,758	31.7	23,885	13.0
Deposits from banks	2,042	0.7	1,616	0.9
Securities sold under repurchase agreements	49,492	16.9	23,399	12.7
Short-term borrowings	54,277	18.6	48,178	26.2
Trade finance borrowings	9,166	3.1	5,805	3.2
Local on-lendings	122	0.1	70	0.0
Euronotes	576	0.2	186	0.1
Commercial Paper	60	0.0	3	0.0
Fixed rate notes	133	0.1	-	-
Mortgage notes	3,035	1.0	282	0.2
Securities issued and sold to customers under repurchase agreements	40,977	14.0	41,174	22.3
Other short-term borrowings	208	0.1	658	0.4
Long-term debt	37,672	12.9	31,027	16.8
Local on-lendings	7,271	2.5	5,403	2.9
Euronotes	2,209	0.8	1,758	1.0
Fixed rate notes	278	0.1	193	0.1
Commercial Paper	-	-	15	0.0
Mortgage notes	669	0.2	907	0.5
Trade financing borrowings	7,361	2.5	5,184	2.8
Debentures	2,093	0.7	3,488	1.9
Subordinated debt	15,030	5.1	11,934	6.5
Diversified payments right	1,424	0.5	1,110	0.6
Other long-term debt	1,337	0.5	1,035	0.5
Total	292,243	100.0	184,229	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2008 and 2007:
	(in millions of R$)
	2008
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	24,106	-	-	-	24,106
Demand deposits	23,041				23,041
Other deposits	1,065				1,065
Interest bearing deposits	48,167	15,525	9,062	53,942	126,696
Savings deposits	31,896	-		-	31,896
Time deposits	15,822	14,656	8,615	53,665	92,758
Deposits from banks	449	869	447	277	2,042
Total	72,273	15,525	9,062	53,942	150,802

	2007
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	28,134	-	-	-	28,134
Demand deposits	26,729	-	-	-	26,729
Other deposits	1,405	-	-	-	1,405
Interest bearing deposits	35,939	6,781	4,107	6,664	53,491
Savings deposits	27,990	-	-	-	27,990
Time deposits	6,898	6,439	3,989	6,559	23,885
Deposits from banks	1,051	342	118	105	1,616
Total	64,073	6,781	4,107	6,664	81,625

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2008 and 2007:

	2008	2007
Retail	22.9%	25.2%
Personnalité	27.2%	3.7%
Middle market	40.5%	38.7%
Corporate	9.4%	32.4%
Total	100.0%	100.0%
Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the National Industrial Finance Authority (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais), or FINAME, and passing the funds at a spread determined by the government to the targeted sectors of the economy. We refer to these borrowings as on-lending borrowings and they are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2008, we participated as a financial agent in on-lending borrowings financed by BNDES and FINAME, in the total amount of approximately R$ 7.4 billion.  See “Itaú BBA – Investment Banking” and “Itaú BBA - Corporate Banking.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2008, our total import and export funding was approximately R$ 16.5 billion.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either through private borrowings or through issuance of debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2008, we had approximately R$ 3.3 billion outstanding of structured and financial transactions. Our international operations in Portugal and our operations through Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “International Operations – Other International Operations”.

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate.  Total funding under this financial product as of December 31, 2008 amounted to R$ 41 billion.

We also obtain funds from securitization transactions relating to our non-Brazilian diversified payment orders. These transactions are effectively secured loans collateralized by our current and future payment orders. As a result, the effective interest rates charged on these funds are lower than those that could otherwise be obtained through other available financing alternatives. As of December 31, 2008, our outstanding balance was R$ 1.4 billion.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

In the last five years ended in 2008, we made technology investments in the amount of R$ 1.8 billion. We continue to invest substantial amounts in the development of technology, which enables us to respond competitively to market requirements, reduce costs and increase productivity.

We have successfully run eight full-scale tests recently, validating our contingency plan. The disaster recovery process allows the continuity of commercial operations and protects the stockholders and customers’ assets against ordinary and operational risks. This indicates the high-level of risk management performed and places us in a distinguished position in the Brazilian market. To make this process feasible, we made investments in the amount of R$ 121.2 million in the last five years ended in 2008 corresponding to 7% of our IT investments.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

The markets for financial and banking services in Brazil are highly competitive. As of December 31, 2008, there were 140 multiple-service banks, 18 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We (taking into account the Association with the Unibanco Financial Group), Banco Bradesco and Banco Santander S.A. (who acquired Banco ABN Amro Real S.A. at the end of 2007), dominate the private multiple services banking sector. As of December 31, 2008, these banks accounted for more than 47% of the Brazilian multiple-service private banking sector’s total assets. We also face competition from public-sector banks.  Banco do Brasil S.A., or Banco do Brasil, and Caixa Econômica Federal, the first and the second in the public sector rank, accounted for 28% of the banking system’s total assets as of December 31, 2008.

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

Credit Cards

The Brazilian credit card market is highly competitive. In 2008 the Brazilian credit card market grew 23.7%, according to the ABECS. Itaú Unibanco Holding’s main competitors in this segment are Banco Bradesco and Banco do Brasil. Credit card companies in Brazil are increasingly adopting co-branding strategies.

Asset Management

The asset management industry in Brazil is still at an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes large and well-established banks such as Banco do Brasil and Banco Bradesco as well as several other participants such as Caixa Econômica Federal, Citibank, HSBC, Banco Santander (Brasil) S.A. and Banco Safra.

Insurance

The Brazilian insurance market is highly competitive. As of December 31, 2008, this industry consisted of approximately 114 insurance companies of different sizes. Our primary competitors in this sector are the economic groups: Bradesco, Porto Seguro, Mapfre and Sul América. As of December 31, 2008, we represented approximately 9% of the total written premiums, excluding health insurance and VGBL, generated in the Brazilian insurance market. We also face competition from local or regional companies with well-established presence in their respective region.

Private Retirement Plans and Capitalization Products

Our primary competitors in this sector are controlled by large commercial banks such as Banco Bradesco, Banco do Brasil, Caixa Econômica Federal and Banco Santander, which, like us, take advantage of their extensive branch network to gain access to the retail market.

Corporate and Investment Banking

In the corporate and investment banking area, Itaú BBA faces competition from some of the largest Brazilian banks, such as Banco Bradesco and Banco do Brasil, as well as some of the international financial groups, including Citigroup, Banco Santander, Credit Suisse, Goldman Sachs, JP Morgan and UBS.

Consumer Finance

The consumer finance sector has significantly changed, starting with Unibanco’s acquisition of Fininvest in 1996, followed by HSBC’s acquisition of Losango and Banco Bradesco’s acquisition of Zogbi. Besides these companies, other large competitors in this industry include Panamericano and Banco IBI.

Key competitive factors in this industry are distribution, a strong brand, consumer relationship management and strategic alliance with key retailers. Itaú Unibanco Holding has made alliances with Companhia Brasileira de Distribuição, Lojas Americanas, Magazine Luiza and Ponto Frio, leaders in their sectors. Banco Bradesco has alliances with Casas Bahia.

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

•
the ratio of capital to assets of 11% mentioned above must be calculated based on the consolidation of all financial subsidiaries (partial consolidation basis), as well as from July 2000 on a fully consolidated basis, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including voting agreements, (i) partner rights that ensure a majority on corporate resolutions of the invested entity, (ii) power to elect or dismiss the majority of the management of the invested entity, (iii) operational control of the invested company characterized by common management, and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds.  Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes.

For limited purposes, the Central Bank establishes the criteria for the determination of Reference Capital for Brazilian financial institutions. In accordance with those criteria, the capital of the banks is divided into Tier 1 and Tier 2 capital.

•
Tier 1 capital is represented by stockholders’ equity plus balance of credit income account and blocked deposits account in order to mitigate the capital deficiency, excluding the balance of debt income account, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock and certain tax credits in accordance with Resolution No. 3,059/02, established by CMN. As from December, 2008, the Central Bank permits considering as Tier I Capital, the amount allowance for loan and lease losses that exceeds the mandatory allowance computed based on minimum percentages established by CMN.

•
Tier 2 capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments and non realized earnings related to available-for-sale securities’ market value adjustments. As mentioned above, Tier 2 capital must not exceed Tier 1 capital.

The Reference Capital is represented by the sum of Tier 1 and Tier 2 capital and, together with the deductions described in Note 31 to our consolidated financial statements, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

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

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, debt purchase and assumption transactions. Reserves for demand deposits are not subject to any compensation. The Central Bank established, since January 31, 2008, the compulsory deposit over Interbank Deposit Certificates (Certificado de Depósito Interbancário), or CDI rate, of leasing companies issued by other financial institutions, which started, as from October 2008, to compose the time deposits reserve requirement, being allowed, for such reserve purposes, the deduction of costs related to foreign currency acquisitions.

Treatment of Overdue Debts

Brazilian financial institutions are required to classify, in accordance with Resolution No 2,682/99, established by the CMN, their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. Transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification.

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

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions IOF at a rate of 5.38% levied on the national amount in local currency of the foreign currency exchange contract entered into for the inflow of resources. However, if the funds remain in Brazil for a period over 90 days, the tax rate on financial transactions is reduced to zero. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

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

There is no limit to long or short positions of banks (commercial, multiple, investment, development banks and savings banks) authorized to carry out transactions on the foreign exchange market.

Other institutions (finances houses, brokerage firms and exchange houses) within the National Financial System in Brazil are subject to the following limits:

•
Long positions are limited to US$ 500,000; if institutions exceed this limit, they first receive a formal warning to regularize the excess and, if the amount is exceeded again within 90 days as of the first one, the authorization to carry out transactions on the foreign exchange market will be revoked.

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

Regulation of Independent Auditors

On May 29, 2003, the Central Bank adopted Resolution No. 3,081, revoked by Resolution No. 3,198 dated May 27, 2004 (which was amended by Resolutions No. 3,271 dated March 24, 2005, Resolution No. 3,332 dated December 22, 2005, Resolution No. 3,503 dated October 26, 2007, and Resolution No. 3,606 dated September 11, 2008), which consolidates and regulates the rules relating to independent audit services provided to financial institutions. The main changes are the following:

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

•
Resolution No. 3,503 suspended until December 31, 2008, the provision contained in article 9 of the regulation annex to Resolution Nº 3,198, which determined the mandatory rotation of the independent auditor firm every five years;

•	Resolution No. 3,606 dated September 11, 2008, replaced the rotation of the auditing firm by the rotation of the technical responsible and management team;

•
On December 26, 2008, the CMN announced, through Circular Letter No. 3,367/08 that the first day of work of the technical responsible and management team will be considered the first day for purposes of calculating the auditors rotation term;

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

(v)
the rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets, will be 0.38% or zero. Depending upon the type and time of inflow of foreign funds to the country, the IOF may be levied on the outflow and inflow of funds (it may also be levied when the type of investment is changed; in many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions).

If the inflow of foreign funds is made according to CMN Resolution No. 2,689/02 or Resolution No. 1,927 (which regulates the ADSs program) for the investment in Brazilian stock exchanges or acquisition of shares in connection with the public offering or subscription of shares (provided that in both cases the issuing company is registered with the CVM), the rate of IOF tax will zero.  In relation to these investments, the rate of IOF tax imposed on the outflow of funds from the country will be zero, as well as on the remittance of interest on stockholders’ equity and dividends.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring. The maximum rate of IOF tax that can be imposed on credit transactions is 1.5% per day. Currently, however, both individuals and companies pay IOF tax at a rate of 0.0041% per day. An additional IOF tax rate of 0.38% can also be imposed on the concession of credit when the principal amount borrowed is set at that occasion, or is based on the monthly sum of the daily IOF tax rates levied on the outstanding balances of credit transactions in which the principal amount is not set when the credit is granted.

The IOF tax is also imposed on insurance transactions upon the receipt of premium.  In insurance transactions, the IOF tax will be imposed at the highest rate of 25%.  Currently, the rates imposed vary from zero to 7.38% according to the type of insurance purchased.

Finally, the IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges. The IOF tax will be imposed at the highest rate of 1.5% per day on the value of securities transactions.  Currently, the IOF rate on preferred share and ADS transactions is zero, but the Executive Branch may increase it up to 1.5% per day. If the rate is increased, the new rate shall be imposed only on transactions made after such increase.  The IOF rate can be higher than zero in some cases, such as when the investor sells or redeems its investment fund unit during the grace period in order to use the earned income. The IOF tax is usually charged on fixed income operations, as described below, at the rate of 1.5% per day on the value of securities transaction, up to the yield of the operation. IOF’s rate decreases according to the time of the operation. Until the 30th day, the  fixed income operation will be exempted from the IOF. In some cases, the fixed income operations are exempt from the IOF, regardless of the time of application.

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

For foreign investors whose inflow of funds followed CMN Resolution No. 2,689/00 and are not from a jurisdiction considered a “tax haven,” the income tax is imposed as follows:

(i)	on capital gains on the sale of stock on Brazilian stock exchanges are income tax exempt, except if related to combined transactions with a net fixed income result,

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

Income Tax and Social Contribution Tax

Currently, companies are subject to corporate income tax (Imposto de Renda de Pessoa Jurídica), or IRPJ, and social contribution tax on net income (Contribuição Social sobre o Lucro Líquido), or CSLL.

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

The CSLL is generally imposed at a rate of 9%.  Provisional Measure 413 of January 3, 2008 and Law No. 11,727 dated June 23, 2008, established that as of May 1, 2008, the CSLL rate imposed on private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations will increase to 15%. This increase in the CSLL rate is applicable to us and many of our subsidiaries and affiliates.

We can offset tax losses against results in future years at any time, provided that these tax losses do not exceed 30% of the annual taxable income.

PIS and COFINS

In addition to IRPJ and CSLL, companies are also subject to taxes on revenues: Contribution for the Program of  Social Integration (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS. PIS and COFINS are charged to companies´ gross revenue. We are currently claiming that the revenue subject to such taxes is that arising from the sale of goods and services, therefore excluding financial income and other types of revenues. Our provision is made based on the instruction of tax authorities to tax the financial margin. Brazilian law sets forth the types of revenues that cannot be used as a calculation basis for PIS and COFINS, as well as some expenses that can be deducted from the calculation basis of these contributions (for example, funding expenses in the case of financial institutions).

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

In December 1996, President Fernando Henrique Cardoso issued a decree authorizing the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, the authorization from the Brazilian government is not necessary.

Bank Failure

Intervention, Administrative Liquidation and Bankruptcy

The Central Bank may intervene in the operations of a bank if there is a material risk for creditors.  The Central Bank may intervene if liquidation can be avoided or it may perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the Brazilian government.

Extrajudicial Liquidation

An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian Government) may be carried out by the Central Bank if it can be established that:

•	debts of the financial institution are not being paid when due; or

•	the financial institution is deemed insolvent; or

•	the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; or

•	management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or

•
upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with delay representing a risk to its creditors, at the Central Bank’s discretion. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceeding.

Extrajudicial liquidation proceedings may cease:

•	at the discretion of the Central Bank if the parties concerned take over the administration of the financial institution after having provided the necessary guarantees; or

•	when the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent Public Registry; or

•	when converted to an ordinary liquidation; or

•	when the financial institution is declared bankrupt.

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (Regime de Administração Especial Temporária), or RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally.

The RAET may be imposed by the Central Bank in the following circumstances:

•	the institution continually participates in transactions contrary to the economic and financial policies established by federal law;

•	the institution fails to comply with the compulsory reserves rules;

•	the institution has operations or circumstances which call for an intervention;

•	illegal or management misconduct; and

•	the institution faces a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial conditions of the institution under special administration.  Therefore, the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continues to operate in its ordinary course.

Repayment of Creditors in Liquidation

In the event of the liquidation of a financial institution, employees’ wages and indemnities and tax claims enjoy the highest priority of any claims against the bankrupt estate.  The Credit Insurance Fund is a deposit insurance system, which guarantees a maximum amount of R$ 60,000 of deposits and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group).  The Credit Insurance Fund is funded principally by mandatory contributions, currently at 0.0125% per year, in accordance with the Resolution No 3,400/06 established by the CMN, from all Brazilian financial institutions that handle customer deposits.  The payment of unsecured credit and customer deposits not payable under the Credit Insurance Fund is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or BIS. The Brazilian Payment and Settlement System began operating in April 2002.  The Central Bank and the CVM have the power to regulate and supervise this system.  Pursuant to these rules, all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank.  The most important principles of the Brazilian Payment and Settlement System are:

•	the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearing houses;

•	the clearing houses, with some exceptions, will be liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders.  However, clearing houses have ordinary credits against any participant under bankruptcy laws.

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

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB – Brasil Resseguros S.A, or IRB. On January 16, 2007, Complementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This complementary law specifically establishes new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, hiring of insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below.

Three types of reinsurers are established by such law:

a)	local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

b)
admitted reinsurer. Non-resident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and reassignment of reinsurance activities;

c)
eventual reinsurer. Non-resident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

Eventual reinsurer must not be a resident in a country considered as a tax-haven jurisdiction, which does not tax income or tax it at a rate 20% below or which does not disclose information about shareholding structure.

Admitted or eventual reinsurers must comply with the following minimum requirements:

a)
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

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

With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance will have to offer to local reinsurers the following percentage of said risks (right of first refusal):

a)	60% until January 16, 2010;

b)	40% in the subsequent years.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers local activities will be managed according to the rules of the CMN.

IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.”  Information is presented as of and for the years ended December 31, 2008, 2007 and 2006, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2005 and 2004.

On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa, our controlling stockholder at that time, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export and Itaúsa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, retroactively restatement of prior year financial statement is required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had taken place on the beginning of the first period presented. Accordingly, the U.S. GAAP financial statements as of and for the years ended December 31, 2007 and 2006, included in this annual report were retroactively adjusted to reflect the impact of this transaction. However, financial information under Selected Financial Information and other sections of this annual report as of December 31, 2005 and 2004 and for the years then ended has not been restated to reflect the combination of Itaúsa Export and Itaúsa Europa as if it had occurred on those periods considering the burden to compile such information for prior periods and the reduced impact of those entities in the consolidated financial information. See note 3 to the financial statements for additional information.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using daily book balances for the years ended December 31, 2008, 2007 and 2006.

	(in millions of R$, except percentages)
	2008			2007			2006
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	287,667	47,649	16.6%	200,127	34,603	17.3%	145,387	28,147	19.4%
Interest-bearing deposits in other banks	30,555	3,028	9.9%	26,866	2,852	10.6%	28,358	2,725	9.6%
Securities purchased under resale agreements	39,182	5,369	13.7%	19,268	2,375	12.3%	8,062	1,251	15.5%
Central Bank compulsory deposits	11,747	1,051	8.9%	10,203	909	8.9%	8,191	881	10.8%
Trading assets and securities:	73,135	6,874	9.4%	57,474	5,569	9.7%	34,502	3,943	11.4%
Trading assets, at fair value	49,917	4,141	8.3%	38,133	3,418	9.0%	21,877	2,539	11.6%
Available for sale securities, at fair value	22,367	2,536	11.3%	17,951	1,992	11.1%	11,211	1,236	11.0%
Held-to-maturity securities, at amortized cost	852	198	23.2%	1,390	159	11.4%	1,414	169	11.9%
Loans and leases	133,047	31,326	23.5%	86,316	22,898	26.5%	66,274	19,346	29.2%
Non-interest-earning assets	46,662			41,587			28,688
Cash and due from banks	4,092			4,041			3,039
Central Bank compulsory deposits	4,543			5,074			4,200
Non-accrual loans	6,270			5,022			3,349
Allowance for loan and lease losses	(8,486)			(7,224)			(5,645)
Premises and equipment, net	2,383			2,094			2,586
Investments in unconsolidated companies	3,209			1,640			1,362
Goodwill and intangibles assets, net	7,172			7,303			4,857
Other assets	27,479			23,638			14,941
Total assets	334,329			241,714			174,074

	(in millions of R$, except percentages)
	2008			2007			2006
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	230,083	26,508	11.5%	151,391	13,271	8.8%	104,073	11,104	10.7%
Interest-bearing deposits:	74,390	6,233	8.4%	45,287	3,510	7.8%	42,173	3,950	9.4%
Saving deposits	29,509	1,960	6.6%	25,256	1,582	6.3%	21,797	1,432	6.6%
Deposits from banks	1,461	236	16.1%	3,588	270	7.5%	3,118	112	3.6%
Time deposits	43,421	4,037	9.3%	16,443	1,657	10.1%	17,258	2,406	13.9%
Securities sold under repurchase agreements	45,234	6,489	14.3%	22,880	3,453	15.1%	8,694	2,007	23.1%
Borrowings:	89,589	12,458	13.9%	67,005	4,762	7.1%	41,391	3,783	9.1%
Short-term borrowings	58,252	7,737	13.3%	41,199	3,329	8.1%	23,349	2,328	10.0%
Long-term debt	31,337	4,721	15.1%	25,805	1,433	5.6%	18,042	1,455	8.1%
Investment contracts	20,870	1,328	6.4%	16,220	1,546	9.5%	11,816	1,364	11.5%
Non-interest-bearing liabilities	68,394			57,431			46,934
Non-interest-bearing deposits	21,198			18,364			13,016
Other non-interest-bearing liabilities	47,196			39,067			33,918
Stockholders’ equity	35,852			32,892			23,068
Total liabilities and stockholders’ equity	334,329			241,714			174,074

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2008 compared to 2007 and for the year ended December 31, 2007 compared to 2006. Volume and rate variations have been calculated based on fluctuations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

	(in millions of R$)
	Increase/(decrease) due to changes in:
	2008/2007			2007/2006
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	15,934	(2,888)	13,045	9,214	(2,757)	6,457
Interest-bearing deposits in other banks	374	(198)	176	(148)	275	127
Securities purchased under resale agreements	2,702	292	2,994	1,427	(303)	1,124
Central Bank compulsory deposits	138	4	142	195	(167)	28
Trading assets and securities:	1,477	(171)	1,305	2,300	(675)	1,626
Trading assets	993	(270)	723	1,558	(679)	879
Available for sale securities	500	44	544	748	8	756
Held-to-maturity securities	(79)	118	39	(3)	(7)	(10)
Loans and leases	11,243	(2,815)	8,428	5,440	(1,888)	3,552
Interest-bearing liabilities:	8,013	5,225	13,237	4,939	(2,773)	2,166
Interest-bearing deposits:	2,418	305	2,723	129	(570)	(441)
Saving deposits	278	99	377	219	(69)	150
Deposits from banks	(223)	188	(34)	19	139	158
Time deposits	2,518	(138)	2,380	(109)	(639)	(749)
Securities sold under repurchase agreements	3,215	(179)	3,036	2,340	(893)	1,446
Borrowings:	2,005	5,691	7,696	2,022	(1,044)	979
Short-term borrowings	1,725	2,683	4,408	1,510	(508)	1,001
Long-term debt	366	2,923	3,289	513	(535)	(22)
Investment contracts	375	(593)	(218)	448	(266)	182

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2008, 2007 and 2006.

	(in millions of R$, except percentages)
	2008	2007	2006
Total average interest-earning assets	287,667	200,127	145,387
Total average interest-bearing liabilities	230,083	151,391	104,073
Net interest income(1)	21,141	21,332	17,043
Average yield on average interest-earning assets(2)	16.6%	17.3%	19.4%
Average rate on average interest-bearing liabilities(3)	11.5%	8.8%	10.7%
Net interest spread(4)	5.0%	8.5%	8.7%
Net interest margin(5)	7.3%	10.7%	11.7%
(1) Total interest income less total interest expense.
(2) Total interest income divided by average interest-earning assets.
(3) Total interest expense divided by average interest-bearing liabilities.
(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table sets forth selected financial data for the periods indicated:

	(in millions of R$, except percentages)
	2008	2007	2006
Net income	4,849	7,662	6,037
Average total assets	334,329	241,714	174,074
Average stockholders' equity	35,852	32,892	23,068
Net income as a percentage of average total assets	1.5%	3.2%	3.5%
Net income as a percentage of average stockholders' equity	13.5%	23.3%	26.2%
Average stockholders' equity as a percentage of average total assets	10.7%	13.6%	13.3%
Dividend payout ratio per share (1)	78.5%	29.3%	36.4%
(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on stockholders’ equity and basic earnings per share.

Securities Portfolio

            General

            The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2008, 2007 and 2006. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

	(in millions of R$, except percentages)
	2008	% of total	2007	% of total	2006	% of total
Trading assets, at fair value	66,483	100.0%	40,524	100.0%	28,093	100.0%
Investment funds	24,458	36.8%	20,321	50.1%	16,051	58.9%
Brazilian federal government securities	27,145	40.8%	10,222	25.2%	4,355	14.0%
Brazilian external debt bonds	383	0.6%	240	0.6%	490	1.8%
Government securities - abroad	1,988	2.8%	3,365	8.3%	1,887	6.7%
Argentina	64	0.1%	37	0.1%	-	0.0%
United States	1,038	1.6%	286	0.7%	1,389	5.0%
Mexico	6	0.0%	69	0.2%	-	0.0%
Austria	-	0.0%	-	0.0%	231	0.8%
Russia	-	0.0%	275	0.7%	147	0.5%
Denmark	-	0.0%	196	0.5%	-	0.0%
Spain	418	0.6%	847	2.1%	-	0.0%
Korea	291	0.4%	1,582	3.9%	-	0.0%
Chile	164	0.2%	71	0.2%	-	0.0%
Uruguay	6	0.0%	-	0.0%	-	0.0%
Others	1	0.0%	2	0.0%	120	0.4%
Corporate debt securities	2,030	3.1%	2,110	5.3%	1,500	5.2%
Marketable equity securities	456	0.7%	393	1.0%	636	2.3%
Derivative financial instruments	10,023	15.1%	3,873	9.5%	3,174	11.1%

Trading assets as a percentage of total assets	16.47%		14.99%		14.5%

Securities available for sale, at fair value	28,445	100.0%	18,825	100.0%	13,560	100.0%
Investment funds	992	3.4%	973	5.0%	1,005	7.4%
Brazilian federal government securities	5,579	19.6%	2,145	11.4%	2,637	19.4%
Brazilian external debt bonds	1,009	3.5%	278	1.5%	381	2.8%
Government securities - abroad	8,733	30.7%	7,697	40.9%	1,227	9.1%
Portugual	301	1.1%	240	1.3%	-	0.0%
Argentina	1	0.0%	53	0.3%	-	0.0%
United States	25	0.1%	-	0.0%	-	0.0%
Norway	345	1.2%	189	1.0%	-	0.0%
Italy	-	0.0%	70	0.4%	-	0.0%
Austria	1,460	5.1%	2,108	11.2%	444	3.3%
Denmark	2,193	7.7%	174	0.9%	-	0.0%
Spain	2,829	9.9%	2,284	12.1%	-	0.0%
Korea	1,021	3.6%	2,159	11.5%	-	0.0%
Chile	483	1.7%	355	1.9%	-	0.0%
Uruguay	74	0.3%	65	0.3%	-	0.0%
Others	-	0.0%	-	0.0%	783	5.8%
Corporate debt securities	11,446	40.6%	5,294	28.3%	7,349	54.2%
Marketable equity securities	686	2.2%	2,438	12.9%	961	7.1%

Securities available for sale as a percentage of total assets	7.05%		6.15%		6.07%

Held-to-maturity securities, at amortized cost	1,325	100.0%	1,428	100.0%	1,589	100.0%
Brazilian federal government securities	637	48.1%	822	57.6%	812	51.1%
Brazilian external debt bonds	321	24.2%	307	21.5%	419	26.4%
Government securities - abroad	22	1.7%	19	1.3%	19	1.2%
Corporate debt securities	345	26.0%	280	19.6%	339	21.3%
Held-to-maturity securities, as a percentage of total assets	0.33%		0.53%		0.83%

        The following table sets forth our portfolio of trading assets, securities available-for-sale and held-to-maturity securities at its amortized cost and its fair value as of December 31, 2008.

	(in millions of R$)
	Amortized cost	Fair value
Trading assets	65,068	66,483
Investment funds	24,467	24,458
Brazilian federal government securities	26,867	27,145
Brazilian external debt bonds	363	383
Government securities - abroad	1,915	1,988
Argentina	64	64
United States	957	1,038
Mexico	5	6
Spain	422	418
Korea	294	291
Chile	164	164
Uruguay	8	6
Others	1	1
Corporate debt securities	2,021	2,030
Marketable equity securities	483	456
Derivative financial instruments	8,952	10,023
Securities available for sale	28,165	28,445
Investment funds	971	992
Brazilian federal government securities	5,545	5,579
Brazilian external debt bonds	748	1,009
Government securities - abroad	8,684	8,733
Portugual	297	301
Argentina	1	1
United States	18	25
Norway	347	345
Austria	1,470	1,460
Denmark	2,092	2,193
Spain	2,866	2,830
Korea	1,020	1,021
Chile	492	483
Uruguay	81	74
Corporate debt securities	11,365	11,446
Marketable equity securities	852	686
Held-to-maturity securities	1,325	1,516
Brazilian federal government securities	637	761
Brazilian government external debt securities	321	375
Other governments external debt securities	22	22
Corporate debt securities	345	358

               Maturity Distribution

               The following table sets forth the maturity distribution and average yields as of December 31, 2008 for our trading assets, securities available for sale and held-to-maturity securities.

	(in millions of R$, except percentages)
	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Average yield
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Trading assets	24,914		19,198		15,429		5,452		1,490		66,483
Investment funds (1)	24,458	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	24,458	0.0%
Brazilian federal government securities	-	0.0%	9,701	4.7%	11,479	1.5%	4,728	0.0%	1,237	0.0%	27,145	6.2%
Brazilian external debt bonds	-	0.0%	52	12.3%	244	10.3%	74	7.6%	13	11.1%	383	41.3%
Government securities - abroad	-		1,080		490		414		4		1,988
Argentina	-	0.0%	5	2.5%	58	4.6%	1	0.0%	-	0.0%	64	7.1%
United States	-	0.0%	217	2.9%	413	2.5%	408	4.6%	-	0.0%	1,038	10.1%
Mexico	-	0.0%	1	9.7%	-	0.0%	2	6.4%	3	7.2%	6	23.3%
Spain	-	0.0%	418	9.2%	-	0.0%	-	0.0%	-	0.0%	418	9.2%
Korea	-	0.0%	291	9.3%	-	0.0%	-	0.0%	-	0.0%	291	9.3%
Chile	-	0.0%	147	4.0%	17	4.5%	-	0.0%	-	0.0%	164	8.5%
Uruguay	-	0.0%	1	12.6%	1	18.3%	3	4.7%	1	5.9%	6	41.4%
Others	-	0.0%	-	0.0%	1	9.8%	-	0.0%	-	0.0%	1	9.8%
Corporate debt securities	-	0.0%	910	5.4%	944	1.9%	171	2.0%	5	8.2%	2,030	17.5%
Marketable equity securities (1)	456	0.9%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	456	0.9%
Derivative financial instruments (1)	-	0.0%	7,455	6.8%	2,272	2.5%	65	0.0%	231	0.0%	10,023	9.3%
Securities available for sale	1,678		12,753		10,061		2,418		1,535		28,445
Investment funds (1)	992	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	992	0.0%
Brazilian federal government securities	-	0.0%	677	0.0%	4,485	0.0%	243	0.0%	175	0.6%	5,579	0.6%
Brazilian external debt bonds	-	0.0%	28	14.5%	585	10.3%	396	9.2%	-	0.0%	1,009	34.0%
Government securities - abroad	-		5,271		3,461		-		1		8,733
Portugual	-	0.0%	266	4.0%	35	5.9%	-	0.0%	-	0.0%	301	9.8%
Argentina	-	0.0%	-	0.0%	1	0.0%	-	0.0%	-	0.0%	1	0.0%
United States	-	0.0%	-	0.0%	25	5.0%	-	0.0%	-	0.0%	25	5.0%
Norway	-	0.0%	345	9.6%	-	0.0%	-	0.0%	-	0.0%	345	9.6%
Austria	-	0.0%	1,181	12.4%	279	14.1%	-	0.0%	-	0.0%	1,460	26.4%
Denmark	-	0.0%	778	43.2%	1,416	25.6%	-	0.0%	-	0.0%	2,193	68.9%
Spain	-	0.0%	1,847	9.4%	982	11.6%	-	0.0%	-	0.0%	2,830	21.0%
Korea	-	0.0%	323	12.4%	698	15.1%	-	0.0%	-	0.0%	1,021	27.5%
Chile	-	0.0%	478	5.1%	5	2.6%	-	0.0%	-	0.0%	483	7.7%
Uruguay	-	0.0%	53	7.3%	20	3.9%	-	0.0%	1	7.6%	74	18.8%
Corporate debt securities	-	0.0%	6,777	3.2%	1,530	4.5%	1,779	4.9%	1,360	1.4%	11,446	14.0%
Marketable equity securities (1)	686	0.5%	-	0.0%	-	0.0%	-	0.0%	(1)	0.0%	686	0.5%
Held-to-maturity securities, at amortizad cost	-		67		757		115		386		1,325
Brazilian federal government securities	-	0.0%	27	1.7%	190	0.6%	43	0.0%	377	0.0%	637	2.3%
Brazilian external debt bonds	-	0.0%	9	1.4%	312	4.3%	-	0.0%	-	0.0%	321	5.7%
Government securities - abroad	-	0.0%	-	0.0%	-	0.0%	13	0.9%	9	0.2%	22	1.0%
Corporate debt securities	-	0.0%	31	1.4%	255	2.6%	59	4.8%	-	0.0%	345	8.8%
(1) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable.  These securities have been excluded from the calculation of the total yield.

            The following table sets forth our securities portfolio by currency as of December 31, 2008, 2007 and 2006.

	(in millions of R$)
	Fair value		Amortized cost
	Trading assets	Securities available for sale	Held-to-maturity securities	Total
At 2008
Denominated in Brazilian currency	60,983	21,562	620	83,165
Denominated in Brazilian currency and indexed by foreign currency (1)	58	1,347	108	1,513
Denominated in foreign currency (1)	5,441	5,536	618	11,595
At 2007
Denominated in Brazilian currency	37,587	14,076	780	52,443
Denominated in Brazilian currency and indexed by foreign currency (1)	81	429	111	621
Denominated in foreign currency (1)	2,655	3,008	537	6,200
At 2006
Denominated in Brazilian currency	24,399	7,347	722	32,468
Denominated in Brazilian currency and indexed by foreign currency (1)	65	190	164	419
Denominated in foreign currency (1)	3,492	4,200	703	8,395
(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

            We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2008, 2007 and 2006.

	(in millions of R$, except percentages)
	2008		2007		2006
	R$	% of total Compulsory deposits	R$	% of total Compulsory deposits	R$	% of total Compulsory deposits
Non-interest earning (1)	4,571	59.6%	6,294	36.6%	6,145	40.6%
Interest-earning (2)	6,743	40.4%	10,920	63.4%	8,991	59.4%
Total	11,314	100.0%	17,214	100.0%	15,136	100.0%
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

	(in millions of R$)
	2008	2007	2006	2005	2004
Type of loans and leases (1)
Commercial:
Industrial and others	64,952	40,991	29,516	19,981	16,152
Import financing	3,643	1,287	661	407	1,032
Export financing	9,746	3,257	3,343	2,182	3,289
Real estate loans, primarily residential housing loans	6,469	4,732	2,499	1,985	1,896
Lease financing	41,663	29,531	16,226	8,292	3,929
Government	759	827	815	1,293	973
Individuals:
Overdraft	3,544	2,768	2,515	1,975	1,681
Financing and others	20,272	18,023	15,556	12,526	8,383
Credit card	14,288	11,391	9,157	4,079	2,709
Agricultural	4,364	3,652	3,471	2,662	2,638
Allowance for loan losses	(12,202)	(7,473)	(6,426)	(3,933)	(2,811)
Loans, net of allowance for loan losses	157,498	108,986	77,333	51,449	39,871
(1) We consider non-accrual loans all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. Non-accrual loans amounted to R$7.6 billion, R$4.8 billion, R$3.9 billion, R$2.0 billion and R$1.2 billion as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively.  Non-accrual loans are presented in the table above in the appropriate category of loan and lease.

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

Loan Approval Process

For a discussion of our loan approval process, see “Item 4B. Risk Management – Credit Risk Management.”

Indexing

Most of our portfolio is denominated in reais. However, a significant portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on-lending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 22%,18.6% and 13.1% of our loan portfolio as of December 31, 2008, 2007 and 2006, respectively.

               Loans and Leases – Maturity and Interest Rates

               The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2008 by maturity according to the type of loans and leases, as well as the classification of the portfolio between variable and fixed rates for each range of maturity:

Current
	(in millions of R$)
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to three years	Due after three years	No stated maturity
Commercial:
Industrial and others	16,152	11,468	7,614	7,103	10,796	6,984	2,875
Import financing	360	1,018	1,307	414	214	320	-
Export financing	916	1,447	1,961	2,887	1,610	824	-
Real estate loans	82	1,142	150	356	1,143	3,477	-
Lease financing	1,990	3,261	4,662	8,931	20,445	1,070	-
Government	10	35	42	153	274	244	-
Individuals:
Overdraft	-	-	-	-	-	-	2,871
Financing and others	1,163	1,768	2,262	3,892	8,126	1,971	-
Credit card	-	-	-	-	-	-	12,457
Agricultural	285	629	1,246	1,326	420	427	-
Total (1)	20,958	20,768	19,244	25,062	43,028	15,317	18,203

Overdue
	(in millions of R$)
Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
Commercial:
Industrial and other	899	428	329	298	6	64,952	(2,399)	62,553
Import financing	9	-	-	1	-	3,643	(10)	3,633
Export financing	71	14	3	12	1	9,746	(135)	9,611
Real estate loans	13	64	19	11	12	6,469	(171)	6,298
Lease financing	337	308	257	327	75	41,663	(1,454)	40,209
Government	-	1	-	-	-	759	(2)	757
Individuals:
Overdraft	65	166	233	208	1	3,544	(2,290)	1,254
Financing and other	373	268	256	182	11	20,272	(4,042)	16,230
Credit card	486	344	459	527	15	14,288	(1,564)	12,724
Agricultural	11	7	11	1	1	4,364	(135)	4,229
Total (1)	2,264	1,600	1,567	1,567	122	169,700	(12,202)	157,498
(1) Non-accrual loans of R$ 7.6 billion are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Current
	(in millions of R$)
	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
Interest rate of loans to customers by maturity:
Variable rates	8,650	10,343	8,964	8,586	12,176	12,456	1,786
Fixed rates	12,308	10,425	10,280	16,476	30,852	2,861	16,417
Total (1)	20,958	20,768	19,244	25,062	43,028	15,317	18,203

Overdue
	(in millions of R$)
	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans
Interest rate of loans to customers by maturity:
Variable rates	611	193	77	74	28	63,944
Fixed rates	1,653	1,407	1,490	1,493	94	105,756
Total (1)	2,264	1,600	1,567	1,567	122	169,700
(1) Non-accrual loans of R$ 7.6 billion are presented in the table above in the appropriate category of loan and lease.  Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of Argentine, Chilean, Portugal and Uruguayan borrowers. Total amount outstanding to borrowers in Argentina, Chile, Portugal and Uruguay, consisting of loans and leases, deposits in banks and securities, as of December 31, 2008 was R$ 40,147 million. The amounts have been translated into reais from their original amounts (Argentine pesos, Chilean pesos, U.S. dollars, euros, and Uruguayan pesos, as appropriate) using the exchange rate at each date.

Total outstanding loans to borrowers in Argentina, Chile, Portugal and Uruguay, as of December 31, 2008 consist of:

(in millions of R$)
Due from banks	356
Interest-bearing deposits in other banks	15,318
Securities purchased under resale agreements	8
Central Bank compulsory deposits	676
Trading assets	2,397
Available-for-sale securities	2,762
Loans and leases	18,630
Total outstanding	40,147

               Loans and Leases by Economic Activity

               The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

	(in millions of R$, except percentages)
	2008		2007		2006
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
PUBLIC SECTOR	758	0.4%	826	0.7%	812	1.0%
Generation, transmission and distribution of eletric energy	344	0.2%	505	0.4%	527	0.6%
Chemical and petrochemical	131	0.1%	170	0.1%	186	0.2%
Other	283	0.2%	151	0.1%	98	0.1%
PRIVATE SECTOR	168,942	99.6%	115,633	99.3%	82,947	99.0%
COMPANIES	90,337	53.4%	54,010	46.4%	40,220	48.4%
INDUSTRY AND COMMERCE	52,277	31.0%	29,490	25.4%	23,474	28.2%
Food and beverages	8,469	5.0%	4,643	4.0%	3,679	4.5%
Autoparts and accessories	1,979	1.2%	1,068	0.9%	1,028	1.2%
Agribusiness capital assets	491	0.3%	317	0.3%	189	0.2%
Industrial capital assets	2,349	1.4%	1,216	1.0%	1,109	1.3%
Pulp and paper	1,214	0.7%	778	0.7%	811	1.0%
Distribution of fuels	949	0.6%	552	0.5%	693	0.8%
Electrical and electronic	3,996	2.4%	2,429	2.1%	1,837	2.3%
Pharmaceuticals	1,291	0.8%	948	0.8%	903	1.1%
Fertilizers, insecticides and crop protection	2,020	1.2%	1,281	1.1%	913	1.1%
Tobacco	328	0.2%	328	0.3%	286	0.3%
Import and export	1,856	1.1%	918	0.8%	742	0.9%
Hospital care materials and equipment	465	0.3%	237	0.2%	212	0.3%
Construction material	1,546	0.9%	808	0.7%	748	0.9%
Steel and metallurgy	5,939	3.5%	2,826	2.4%	2,214	2.6%
Wood and furniture	1,983	1.2%	1,047	0.9%	808	1.0%
Chemical and petrochemical	4,705	2.8%	2,687	2.3%	2,656	3.2%
Supermarkets	421	0.2%	193	0.2%	123	0.1%
Light and heavy vehicles	3,731	2.2%	1,997	1.7%	1,439	1.7%
Clothing	3,456	2.0%	2,060	1.8%	1,671	2.0%
Other - commerce	2,197	1.3%	1,599	1.4%	527	0.6%
Other - industry	2,890	1.7%	1,558	1.3%	886	1.1%
SERVICES	27,718	16.2%	17,634	15.1%	11,495	13.8%
Heavy construction (constructors)	1,817	1.1%	952	0.8%	509	0.6%
Financial	3,614	2.1%	2,047	1.8%	1,223	1.5%
Generation, transmission and distribution of eletric energy	2,698	1.6%	2,072	1.8%	1,617	1.9%
Holding companies	2,090	1.2%	1,210	1.0%	637	0.8%
Real estate agents	3,787	2.2%	2,603	2.2%	1,055	1.3%
Media	1,582	0.9%	1,268	1.1%	1,159	1.4%
Service companies	1,727	1.0%	1,141	1.0%	738	0.9%
Health care	556	0.3%	377	0.3%	283	0.3%
Telecommunications	969	0.6%	625	0.5%	979	1.2%
Transportation	4,140	2.4%	2,457	2.1%	1,511	1.8%
Other services	4,737	2.8%	2,882	2.5%	1,783	2.1%
PRIMARY SECTOR	8,560	5.1%	5,511	4.7%	4,455	5.4%
Agribusiness	6,910	4.1%	4,528	3.9%	3,423	4.2%
Mining	1,649	1.0%	983	0.8%	1,033	1.2%
OTHER COMPANIES	1,783	1.1%	1,376	1.2%	796	1.0%
INDIVIDUALS	78,605	46.3%	61,622	53.0%	42,727	51.0%
Credit cards	14,288	8.4%	11,391	9.8%	9,157	10.9%
Consumer Loans/overdraft	17,488	10.3%	15,330	13.2%	13,106	15.7%
Real estate financing	5,489	3.2%	4,260	3.7%	2,103	2.5%
Vehicles	41,339	24.4%	30,642	26.3%	18,360	21.9%

TOTAL	169,700	100.0%	116,459	100.0%	83,759	100.0%

               Rating of the Loan and Lease Portfolio

               We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to borrowers. In order to apply the Central Bank categories to transactions, we consider the classification of the borrower as a starting point. In addition, we also take into consideration any overdue time with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The table below presents as of December 31, 2008 and 2007 our classification of the loan and lease portfolio, according to the Central Bank categories, and as of December 31, 2008 non-accrual loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

	(in millions of R$, except percentages)
	2008				2007
Central Bank categories	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
AA	31,926	18.8%	-	-	19,124	16.4%
A	78,519	46.2%	-	(825)	58,360	50.1%
B	33,375	19.7%	-	(702)	23,195	19.8%
C	10,656	6.3%	-	(672)	5,324	4.6%
D	6,142	3.6%	1,844	(1,291)	3,462	3.0%
E	2,339	1.4%	898	(1,475)	2,170	1.9%
F	1,444	0.9%	760	(1,518)	1,517	1.3%
G	886	0.5%	715	(1,306)	649	0.6%
H	4,413	2.6%	3,362	(4,413)	2,658	2.3%
Total	169,700	100.0%	7,579	(12,202)	116,459	100.0%

Non-accrual Loans

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2008, we did not have any individually material non-accrual loan.

Charge-offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

               Loans and Leases Quality Information

               The table below presents our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	(in millions of R$, except percentages)
	2008	2007	2006	2005	2004
Non-accrual loans and foreclosed assets	7,760	5,012	4,231	2,223	1,378
Non-accrual loans	7,579	4,777	3,938	1,981	1,196
Foreclosed assets, net of reserves	181	235	293	242	182
Allowance for loan losses	12,202	7,473	6,426	3,933	2,811
Total loans and leases	169,700	116,459	83,759	55,382	42,682
Non-accrual loans as a percentage of total loans	4.5%	4.1%	4.7%	3.6%	2.8%
Non-accrual loans and foreclosed assets as a percentage of total loans	4.6%	4.3%	5.1%	4.0%	3.2%
Allowance for loan losses as a percentage of total loans	7.2%	6.4%	7.7%	7.1%	6.6%
Allowance for loan losses as a percentage of non-accrual loans	161.0%	156.4%	163.2%	198.5%	235.0%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	157.2%	149.1%	151.9%	176.9%	204.0%

               Allowance for Loan and Lease Losses

               The table below sets forth allowance for loan and lease losses for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	(in millions of R$, except percentages)
	2008	2007	2006	2005	2004
Balance at the beginning of period	7,473	6,426	3,933	2,811	2,848

Charge-offs	(5,904)	(5,566)	(3,617)	(2,339)	(1,521)
Commercial
Industrial and others	(2,069)	(1,921)	(1,770)	(1,037)	(469)
Import financing	(7)	(7)	-	-	(2)
Real estate loans	(78)	(170)	(123)	(99)	(114)
Lease financing	(453)	(280)	(183)	(66)	(41)
Government	-	-	(3)	-	-
Individuals
Overdraft	(587)	(679)	(365)	(381)	(196)
Financing	(1,218)	(1,239)	(564)	(463)	(499)
Credit card	(1,482)	(1,263)	(609)	(293)	(200)
Agricultural	(10)	(7)	-	-	-

Recoveries	1,272	1,071	963	824	617
Commercial
Industrial and others	254	103	132	210	45
Real estate	166	169	161	116	89
Direct lease financing	174	78	41	22	31
Individuals
Overdraft	232	194	161	152	159
Financing	401	468	376	250	190
Credit card	45	59	92	74	103

Net charge-offs	(4,632)	(4,495)	(2,654)	(1,515)	(904)
Allowance for loan losses	9,361	5,542	5,147	2,637	867

Balance at the end of period	12,202	7,473	6,426	3,933	2,811
Ratio of charge-offs during the period to average loans outstanding during the period	4.2%	6.3%	5.6%	4.9%	4.2%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.3%	5.1%	4.1%	3.1%	2.5%
Ratio of allowance for loan losses to total loans and leases	7.2%	6.4%	7.7%	7.1%	6.6%

             The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2008, 2007 and 2006.

	(in millions of R$, except percentages)
	2008	2007	2006	2008/2007	2007/2006
Provision for loan and lease losses	(9,361)	(5,542)	(5,147)	68.9%	7.7%
Loan charge-offs	(5,904)	(5,566)	(3,617)	6.1%	53.9%
Loan recoveries	1,272	1,071	963	18.8%	11.2%
Net charge-offs	(4,632)	(4,495)	(2,654)	3.0%	69.4%

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

During the year ended December 31, 2006 we charged-off credits in the total amount of R$ 3,617million and as of December 31, 2006 our ratio of allowance for loan and lease losses to total loans and leases was 7.7%, compared to 7.1% the previous year. The increase in the number of business units focused on serving customers from the several segments in which we operate has contributed to increases in loans and financing, with a significant growth in vehicle financing, personal loan and credit card operations. The change in the mix of our credit portfolio contributed to the increase in allowance for loan and leases losses because allocating funds to transactions capable of generating greater financial margins simultaneously means being exposed to greater risks. We maintained our policy of enhancing credit quality, in order to obtain the best risk-return ratio from operations. The recovery of charged-off credits against the allowance for loan and lease losses showed a favorable performance. Our efforts to enhance recovery processes, while preserving the relationship with customers showed positive results.

During the year ended December 31, 2007 we charged-off credits in the total amount of R$ 5,566 million and as of December 31, 2007 our ratio of allowance for loan and lease losses to total loans and leases was 6.4%, compared to 7.7% as of December 31, 2006. The increase in the volume of credits written off in 2007 was a result of the growth of credit portfolio and the change in the mix of our credit portfolio, which occurred in the last years. However the credit portfolio also presented a continuous improvement in quality indicators during the year as a result of the adoption of adequate credit policies. Our continuously developing risk models have permitted us to reach our goals of credit portfolio increase with improvements in quality indicators. Therefore, the growth in expenses with provision for loan and lease losses in 2007 was low when compared to the growth in credit portfolio. Also, it is important to highlight the improvement of our collection efforts that caused an increase in the recovery of credits previously written off as losses.

During the year ended December 31, 2008 we charged-off credits in the total amount of R$ 5,904 million as compared to R$ 5,566 million in 2007. The relatively small increase in our charge-off credits in 2008, in a environment where our portfolio has been growing significantly, was due to the improved performance of our portfolio and collection activities during that year, mainly in the first nine months of the year. During the fourth quarter, with the worsening of the global economic crisis we increased the balance of allowance for loans and lease losses to adapt to the new economic scenario of increased credit risk in our loan and lease portfolio. As a consequence, our ratio of allowance for loan and lease losses to total loans and leases was 7.2% as of December 31, 2008, compared to 6.4% as of December 31, 2007.

Allocation of the Allowance for Loan and Lease Losses

The following table sets forth our allocation of the allowance for loan and lease losses as of December 31, 2008, 2007, 2006, 2005 and 2004. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

	(in millions of R$, except percentages)
	2008			2007			2006			2005			2004
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	2,399	1.4%	38.4%	1,250	1.1%	35.2%	1,284	1.5%	35.3%	855	1.5%	36.1%	691	1.6%	37.9%
Import financing	10	0.0%	2.1%	6	0.0%	1.1%	8	0.0%	0.8%	3	0.0%	0.7%	7	0.0%	2.4%
Export financing	135	0.1%	5.7%	75	0.1%	2.8%	7	0.0%	4.0%	6	0.0%	3.9%	7	0.0%	7.7%
Real estate loans, primarily residential housing loans	171	0.1%	3.8%	199	0.2%	4.1%	267	0.3%	3.0%	156	0.3%	3.6%	166	0.4%	4.4%
Lease financing	1,454	0.9%	24.6%	862	0.7%	25.4%	401	0.5%	19.4%	234	0.4%	15.0%	202	0.5%	9.2%
Government	2	0.0%	0.4%	1	0.0%	0.7%	1	0.0%	1.0%	3	0.0%	2.3%	12	0.0%	2.3%
Individuals:
Overdraft	2,290	1.3%	2.1%	993	0.9%	2.4%	993	1.2%	3.0%	553	1.0%	3.6%	265	0.6%	3.9%
Financing	4,042	2.4%	11.9%	2,975	2.6%	15.5%	2,511	3.0%	18.6%	1,718	3.1%	22.6%	1,165	2.7%	19.7%
Credit Card	1,564	0.9%	8.4%	1,045	0.9%	9.8%	894	1.1%	10.9%	324	0.6%	7.4%	213	0.5%	6.3%
Agricultural	135	0.1%	2.6%	67	0.1%	3.0%	60	0.1%	4.1%	81	0.2%	4.8%	83	0.2%	6.2%
Total	12,202	7.2%	100.0%	7,473	6.4%	100.0%	6,426	7.7%	100.0%	3,933	7.1%	100.0%	2,811	6.6%	100.0%
(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates paid for each period presented.

	(in millions of R$, except percentages)
	2008		2007		2006
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest-bearing deposits	21,198		18,364		13,016
Demand deposits	20,121		17,165		12,309
Other deposits	1,077		1,199		707
Interest-bearing deposits	74,390	8.38%	45,287	7.75%	42,173	9.37%
Deposits from banks	1,461	16.15%	3,588	7.53%	3,118	3.59%
Savings deposits	29,509	6.64%	25,256	6.26%	21,797	6.57%
Time deposits	43,421	9.30%	16,443	10.08%	17,258	13.94%
Total	95,588	8.38%	63,650	7.75%	55,189	9.37%

Maturity of Deposits

             The table below sets forth the maturity distribution of our deposits as of December 31, 2008.

	(in millions of R$)
	Due in three months or less	Due after three months to six months	Due after six months to one year	After one Year	Total
Non-interest-bearing deposits	24,106	-	-	-	24,106
Demand deposits	23,041				23,041
Other deposits	1,065				1,065
Interest-bearing deposits:	48,167	15,526	9,062	53,941	126,696
Savings deposits	31,896	-			31,896
Time deposits	15,822	14,656	8,615	53,664	92,757
Deposits from banks	449	870	447	277	2,043
Total	72,273	15,526	9,062	53,941	150,802

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2008.

(in millions of R$)
Maturity within three months	16,855
Maturity after three months to six months	4,668
Maturity after six months to twelve months	7,292
Maturity after twelve months	43,918
Total time deposits in excess of US$100,000	72,733

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview – Regulation and Supervision – Regulatory Capital Requirements.” Additional information on capital requirements is discussed in note 31  to our consolidated financial statements.

Minimum Capital Requirements

The table below presents as of December 31, 2008, 2007 and 2006, the minimum regulatory capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required. The information is presented on a fully consolidated basis, as required by the Central Bank.

Taking into account the agreement to combine the operations of Itaú and Unibanco Financial Groups entered into in November 2008, referred to in “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups” since November 2008 information on minimum capital requirements is being presented to the Central Bank only on a combined basis of Itaú and Unibanco. The presentation of this information on a combined basis was authorized by the Central Bank as from November 2008 in spite of approval for the transaction not having yet been granted by the Central Bank and as information useful in the analyses by the Central Bank of the request of approval. Since November 2008 we have discontinued to present to the Central Bank information on minimum regulatory requirements only for Itaú and the information below is presented on a combined basis for Itaú and Unibanco. The comparative information for 2007 corresponds only to Itaú Unibanco Holding and, as a result, it may not be directly comparable with the information in 2008.

	(in millions of R$, except percentages)
	Full consolidation
	2008	2007	2006
Regulatory capital (1)	67,995	37,095	30,478
Minimum regulatory capital required (2)	45,819	22,850	19,446
Capital to risk-weighted assets ratio	16.3%	17.9%	17.2%
Excess of regulatory capital over minimum regulatory capital required	22,176	14,245	11,032
(1) Based on Central Bank requirements (see note 31 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% as of December 31, 2008, 2007 and 2006.

Short-term Borrowings and Securities Sold Under Repurchase Agreements

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$ 103,769 million, R$ 71,576 million and R$ 41,871 million as of December 31, 2008, 2007 and 2006, respectively. The principal categories of short-term borrowings are securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

The table below presents a summary of the primary short-term borrowings for the periods indicated.

	(in millions of R$, except percentages)
	2008	2007	2006
Securities sold under repurchase agreements
Amount outstanding	49,492	23,399	10,888
Maximum amount outstanding during the period	52,727	36,182	15,483
Weighted average interest rate at period-end	9.95%	11.18%	13.17%
Average amount outstanding during period	43,324	23,011	9,983
Weighted average interest rate	9.95%	11.18%	13.17%
Trade finance borrowings
Amount outstanding	9,166	5,805	1,980
Maximum amount outstanding during the period	10,028	7,633	2,394
Weighted average interest rate at period-end	5.04%	4.74%	5.78%
Average amount outstanding during period	6,571	5,461	1,633
Weighted average interest rate	4.55%	4.62%	5.19%
Local on-lendings
Amount outstanding	122	70	78
Maximum amount outstanding during the period	135	85	142
Weighted average interest rate at period-end	8.72%	5.94%	5.74%
Average amount outstanding during period	70	49	47
Weighted average interest rate	6.91%	6.25%	7.28%
Mortgage notes
Amount outstanding	3,035	282	520
Maximum amount outstanding during the period	3,178	523	520
Weighted average interest rate at period-end	10.10%	9.18%	12.37%
Average amount outstanding during period	2,139	328	346
Weighted average interest rate	10.06%	11.10%	12.35%
Commercial paper
Amount outstanding	60	3	-
Maximum amount outstanding during the period	111	3	-
Weighted average interest rate at period-end	3.73%	5.67%	-
Average amount outstanding during period	64	3	-
Weighted average interest rate	3.73%	5.67%	-
Euronotes
Amount outstanding	576	186	43
Maximum amount outstanding during the period	873	205	237
Weighted average interest rate at period-end	3.52%	6.48%	5.30%
Average amount outstanding during period	285	174	88
Weighted average interest rate	2.32%	6.01%	5.03%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	40,977	41,174	28,158
Maximum amount outstanding during the period	60,307	41,174	29,210
Weighted average interest rate at period-end	13.47%	11.06%	13.05%
Average amount outstanding during period	50,605	37,040	19,154
Weighted average interest rate	12.45%	11.53%	13.05%
Fixed rate notes
Amount outstanding	133	-	119
Maximum amount outstanding during the period	133	-	344
Weighted average interest rate at period-end	6.18%	-	13.40%
Average amount outstanding during period	92	-	156
Weighted average interest rate	8.30%	-	13.40%
Other short-term borrowings
Amount outstanding	208	658	85
Maximum amount outstanding during the period	208	705	336
Weighted average interest rate at period-end	0.44%	21.94%	3.85%
Average amount outstanding during period	208	646	177
Weighted average interest rate	0.44%	22.07%	9.30%
Total amount outstanding	103,769	71,577	41,871

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and Companhia E. Johnston de Participações, which is a holding company controlled by the former controlling stockholders of Unibanco, the Moreira Salles Family.  See “Item 4B.  Business Overview – Our Ownership Structure” and “Item 7A.  Major Stockholders.”  Our list of significant subsidiaries as of December 31, 2008 is included as Exhibit 8.1 to this  annual report.  This list contains information relating to our significant subsidiaries in accordance with our consolidated financial statements as of and for the years ended December 31, 2008 and 2007, which do not include any of the former significant subsidiaries of the Unibanco financial group.  For further information, see “Item 4A.  Recent Developments - Association between Itaú and Unibanco Financial Groups -U.S. GAAP.”

4D.	Property, Plants and Equipment

As of December 31, 2008, we owned our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The main offices and the main activities conducted in each of them are:

•	Centro Empresarial Itaú Conceição, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial department, back-offices and main administrative departments,

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center,

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing Center, and

•	The wholesale and investment bank activities at our leased office, located at Avenida Brigadeiro Faria Lima, 3,311 and 3,400 – São Paulo.

As of December 31, 2008 we also leased a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first semester of 2009 to the third quarter of 2027. As of that date, we owned 21% of our total administrative offices and branches (including electronic service points, banking sites and parking lots) and leased the remainder 79%. We also owned 46% of our central administrative buildings and branches and leased the remainder 54%.

ITEM 4A     UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Selected Statistical Information.”

On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa, our controlling shareholder at that time, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export and Itaúsa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, retroactively restatement of prior year financial statement is required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had taken place on the beginning of the first period presented Accordingly, the U.S. GAAP financial statements as of and for the years ended December 31, 2007 and 2006, included in this chapter were adjusted to reflect the impact of this acquisition. See note 3 to the financial statements for additional information.

The retroactive restatement has resulted in an increase in our net income for the years ended December 31, 2007 and 2006 of R$ 175 million and R$ 141 million, respectively, an increase in our shareholders equity as of December 31, 2007 and 2006 of R$ 903 million and R$ 773 million, respectively, and an increase in our total assets as of December 31, 2007 of R$ 10,276 million.

Overview

Our results of operations are significantly affected by the following key factors, among others.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the last quarter of 2008.  The crisis has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in commodities prices and a sharp decline in credit availability and liquidity, as well as a general reduction in the levels of transactions observed in the capital markets worldwide.

A number of major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, are experiencing significant difficulties.  In recent months, there have been losses at several financial institutions and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements.  In an attempt to prevent the failure of the financial system, governments throughout the world have intervened on an unprecedented scale.  They have taken equity stakes in several financial institutions, announced programs to guarantee financial institutions debt, increased consumer deposit guarantees and brokered acquisitions of struggling financial institutions, among other measures.

The effects of the global financial markets crisis hit Brazil intensively in the last quarter of 2008 and since then have been moderate. The quality of banking assets deteriorated at the end of 2008, but given the estimated 5.1% increase in the Brazilian GPD in 2008, large Brazilian financial institutions were not significantly affected by the crisis. A number of smaller and mid-size banks suffered from a lack of credit availability, but the Brazilian financial system as a whole did not suffer the same impact as the U.S. and European financial systems.  The relatively strong domestic demand for good and services produced by firms and banks has helped to reduce the impact of the international crisis on the Brazilian market.  Nonetheless, some export-oriented companies in the commodities and manufacturing sectors suffered decreases in revenues due to decreased demand in the international markets.  While liquidity in the banking industry was to some extent affected by the global financial markets crisis, the Central Bank provided sufficient liquidity to the Brazilian market throughout 2008.

Our results of operations were negatively affected by the global financial markets crisis and the change in the Brazilian economic scenario. In addition, we expect 2009 to be a difficult year due to the slowdown in the global economy, the increase in the unemployment rate, the decrease in the purchasing power, and, as a result, the increase in credit risk.

Other Factors Affecting Financial Condition and Results of Operations

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil.  In recent years, we have benefited from a stable economic environment with increasing bank loans and deposits due to the sustained GDP growth of over 3% per annum since 2004, reaching 5.7% in 2007 and 5.1% in 2008.  We have also been exposed to exchange rate volatility of the real relative to the U.S. dollar, the Euro and the yen, inflation, and regulatory changes taken by the Brazilian government, sometimes adopted at short notice.

The elimination of the CPMF tax in 2008 reduced tax revenues of the Brazilian government by R$ 36.5 billion. The CPMF tax was payable on all checking account transfers at a rate of 0.38%, and financial institutions were responsible for the collection and remittance of the CPMF tax to the Brazilian tax authorities. To compensate the elimination of the CPMF tax, the Brazilian government increased the CSLL in May 2008 and the IOF in January 2008.  The CSLL is a tax on income with specific social contribution rates for bank institutions and the IOF is a tax on bank loans. The Central Bank’s decision on January 31, 2008 to impose new required reserves on deposits from leasing companies was another measure that may negatively affect the profitability of some financial operations.  The measure increased the cost of funding for loan underwriting. In addition to the increase in taxes, particularly the increase in the IOF tax, the increase in the cost of credit can also be attributed to an increase in delinquency rates on loans to individuals in the Brazilian banking.

The decline in both inflation and inflation expectations since 2003 has allowed the Central Bank to decrease its overnight interest rate from 26.5% in June 2003 to 13.75% in December 2008. This reduction of interest rates eased the cost of credit to individuals and corporations.  This downward trend in interest rates created a favorable environment to banking credit that continued until the third quarter of 2008.  During 2008, banking loans increased from 34.2% of the Brazilian GDP in December 2007 to 41.3% in December 2008.  As a result, domestic demand has grown at annual rates above 5% since 2004 fostering GDP growth rates of 4.7% per annum on average during the same period. In the last quarter of 2008, the impact of the decrease in the export demand, the restrains on international credit lines and the more uncertain environment reduced the rate of growth of new loans.

Since August 2008, the real has depreciated 30% relative to the U.S. dollar (there has been an appreciation of the U.S. dollar relative to the real of 43%).  This trend associated with a decrease in investment and loan flows brought volatility to the value of the real, especially during the last quarter of 2008.

The primary fiscal surplus remained stable at 4% of the GDP in December 2008. Nevertheless, the debt as a proportion of GDP fell from 42% in December 2007 to 36% in December 2008, due to the exchange rate depreciation and a net creditor position in foreign currency by the government. Since December 2008, as a result of the decrease in the taxes paid to the Brazilian government due to the economic slowdown, the primary surplus is expected to decrease and end 2009 at 2.2% of the Brazilian GDP, a significant fall of the primary surplus compared to the previously estimated 4.0% of the Brazilian GDP.

As of April 30, 2008, Standard & Poors raised the sovereign long-term credit rating of the foreign currency debt of the Brazilian government from BB+ to BBB-, the initial rating referred to as investment grade. On May 29, 2008 a second rating agency, Fitch Ratings, upgraded the rating of Brazil from BB+ to BBB. These actions have been one more reason for the inflow of foreign funds, which contributed to the appreciation of the real during the first half of 2008.

The table below shows the real GDP growth, the inflation rate and the average real interest rate in Brazil as of and for each of the years ended December 31, 2008, 2007 and 2006:

	As of and for the year ended December 31,
	2008	2007	2006
Real GDP growth % (1)	5.08	5.67	3.97
Inflation rate % (2)	9.10	7.89	3.79
Inflation rate % (3)	5.9	4.46	3.14
Exchange rate variation %(R$ /US$)(4)	31.94	(17.15)	(8.66)
TR – a reference interest rate %(4)	1.63	1.45	2.04
TR – a reference interest rate %(5)	2.61	0.77	1.84
CDI (interbank interest rate) %(6)	12.32	11.77	15.03
CDI (interbank interest rate) %(7)	13.62	11.12	13.17
SELIC – overnight interest rate %(4)	12.48	11.88	15.08
SELIC – overnight interest rate %(5)	13.67	11.18	13.19
(1) Source:  IBGE.
(2) Source:  General Price Index - Internal Availability (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, as published by the Fundação Getulio Vargas.
(3) Source:  IPCA, as published by IBGE.
(4) Source:  Central Bank (accumulated rates for the period).
(5) Source:  Central Bank (period end).
(6) Source:  Custody and Settlement Chamber, or CETIP (accumulated rates for the period).
(7) Source:  CETIP (period end).

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 2004 through 2008:

	Inflation Rate (%) as measured by IGP-DI (8)	Inflation Rate (%) as measured By IPCA (9)
December 31, 2008	9.10	5.9
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
(8) Source:  IGP-DI, as published by the Fundação Getulio Vargas.
(9) Source:  IPCA, as published by IBGE.

Certain Effects of the Real Variation and Interest Rates on Our Net Interest Income

The variation of the real can affect our net interest income because a significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.  When the real devaluates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings as the cost in reais of the related interest expense increases.  At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans due to increased interest income from such assets measured in reais. When the real appreciates, the effects are the opposite of those described above.  We have adopted a strategy for managing our foreign exchange risk exposure between Brazilian reais and the U.S dollar that has the objective of not permitting exchange rate variations to affect the net income. In order to achieve this objective, the foreign exchange risk is neutralized by means of the use of derivative financial instruments. Our strategy for hedging also takes into consideration all the related tax effects. However, the management of the gap in foreign currencies can have material effects on the net income.

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

Allowance for Loans and Lease Losses

The allowance for loans and lease losses represents our estimate of the inherent losses on our loan and lease portfolio at the end of each reporting period.  The methodology for determining the allowance for loans and lease losses is further described in “Item 4B. Business Overview – Selected Statistical Information – Loan Approval Process - Allowance for Loan and Lease Losses.”  The determination of the amount of allowance for loans and lease losses involves judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis.  The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating.  Many factors affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis, such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during the measurements.  Additionally, factors affecting the specific amount of provisions to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category.  Although we frequently review and improve our models, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment result in greater uncertainty of these models than in more stable macroeconomic environments. Our total allowance for loan losses as of December 31, 2008 and 2007 is R$ 12,202 million and R$ 7,473 million, respectively and we have recognized a provision for loan losses in our statement of income of R$ 9,361 million, R$ 5,542 million and R$ 5,147 million for the years ended December 31, 2008, 2007 and 2006.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives.  Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements. Total securities at fair value in our balance sheet at December 31, 2008 and 2007 amount to R$ 84,905 million and R$ 55,476 million and we carried derivatives (net) at fair value amounting to R$ 2,014 million and R$ 37 million, respectively, We determine the fair values of our financial instruments based on the concepts established by SFAS 157 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. According to this standard there are three levels of inputs that must be used to measure the fair value of financial instruments and we prioritize the use of available inputs in a higher level before using inputs in level that is lower in the hierarchy. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets; Level 2 inputs are directly or indirectly observable inputs other than those included in Level 1, like similar assets or liabilities, identical assets or liabilities in illiquid markets, inputs other than quoted prices, among others; Level 3 inputs are unobservable inputs that reflect our own assumptions about market participant assumptions when pricing an asset or liability. SFAS 157 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair values. Therefore, for instruments classified in Levels 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within level 3 of the hierarchy, judgments are more significant. In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Additionally with respect to non-exchange traded products management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, our own creditworthiness, constraints on liquidity and unobservable parameters, where relevant. While we believe valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The securities classified as Level 3 as of December 31, 2008 amount to R$ 7,368 million and net derivatives as of such date amount to R$ 1,004 million. For additional information see Note 28 to our audited financial statements. Judgments are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations.  Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

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

Results of Operations for Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results of Operations

The following table shows the principal components of our net income for 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)

Interest income	47,649	34,603
Interest expense	(26,508)	(13,271)
Net interest income	21,141	21,332
Provision for loan and lease losses	(9,361)	(5,542)
Net interest income after provision for loan and lease losses	11,780	15,790
Non-interest income	15,775	17,015
Non-interest expense	(24,011)	(21,027)
Income before taxes on income and minority interest	3,544	11,778
Taxes on income	1,334	(4,147)
Net income before minority interest	4,878	7,631
Minority interest	(29)	2
Extraordinary item	-	29
Net income	4,849	7,662

During 2008, we significantly increased our operations. The average balance of total assets grew 38.3% over the previous year, and the balance of loans and leases increased 54.1%. The increase in the average volume of earning assets was offset by the effect of the exchange rate variation on our interest-bearing liabilities maintaining stable net interest income. The increase of 68.9% of allowance for loan and lease losses was mainly related to the growth of our credit portfolio and, to a lesser extent, to an adjustment to incorporate in our estimate of allowance for loan losses the effect of the international financial crisis over the growth of GDP, level of unemployment and economic activity of some industrial sectors and the effect of these events in our retail portfolio. Net interest income after allowance for loan and lease losses decreased by R$  4,010 million, or 25.4%, totaling R$ 11,780 million in 2008. During 2008, some factors affected our income tax expense including higher tax benefit on dividends paid under the form of interest on stockholders equity and the effect of exchange gain and losses of transactions in foreign currency of subsidiaries abroad that are not taxable. As a result, there was a significant impact on taxes on income, decreasing R$ 5,481 million in 2008, to a tax credit of R$ 1,334 million, compared to a tax expense of R$ 4,147 million in 2007.

Interest Income

The following table shows the principal components of our interest income for 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)
Interest income
Interest on loans and leases	31,326	22,898
Interest on deposits in banks	3,028	2,852
Interest on Central Bank compulsory deposits	1,051	909
Interest on securities purchased under resale agreements	5,369	2,375
Interest on trading assets	4,141	3,418
Interest and dividends on available-for-sale securities	2,536	1,992
Interest on held-to-maturity securities	198	159
Total interest income	47,649	34,603

The R$ 13,046 million, or 37.7% increase in interest income in 2008 is primarily due to an increase in the balance of loan and lease operations and, to a lesser extent, due to an increase in the balance of securities purchased under resale agreements and trading assets. During the year, we maintained the focus on vehicle financing and loans to micro and small companies. The loans and leases portfolio reached R$ 183,213 million (including guarantees), increasing 42.6% in 2008 compared to 2007, according to our strategy to increase the net interest income.

The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatorily required loans,” which are sector-directed loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B – Business Overview – Regulation and Supervision.” In addition, the table presents the balance of credit operations in Argentina, Chile and Uruguay.

	As of December 31,
	(in millions of R$, except for percentages)
	2008		2007
Total of loans and leases	169,700	92.6%	116,459	90.6%
Guarantees granted	13,513	7.4%	12,042	9.4%
Total of loans and leases (including guarantees granted)	183,213	100.0%	128,500	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2008		2007		Variation (%)
Loans to individuals	70,589	38.5%	55,602	43.3%	14,988	27.0%
Credit card	13,624	7.4%	10,969	8.5%	2,655	24.2%
Personal credit	15,616	8.5%	13,965	10.9%	1,651	11.8%
Vehicles	41,349	22.6%	30,667	23.9%	10,682	34.8%
Loans to companies	91,936	50.2%	57,216	44.5%	34,720	60.7%
Micro-, small- and medium-sized companies	36,926	20.2%	21,157	16.5%	15,768	74.5%
Large companies	55,010	30.0%	36,059	28.1%	18,952	52.6%
Regulatorily required loans *	8,412	4.6%	6,374	5.0%	2,039	32.0%
Argentina / Chile / Uruguay	12,275	6.7%	9,309	7.2%	2,966	31.9%
Total of loans and leases (including guarantees granted)	183,213	100.0%	128,500	100.0%	54,713	42.6%

* Regulatorily required loans are composed by loans to individuals and companies.

Interest on loans and leases totaled R$ 31,326  million in 2008, an increase of R$ 8,428 million, or 36.8% compared to 2007. This increase is primarily a result of a 54.1% growth in the average volume of loans and leases and the increase in vehicle financing portfolio and loans to companies, as described below.

Loans to individuals totaled R$ 70,589 million in 2008, an increase of R$ 14,988 million, or 27.0% compared to 2007. This increase is primarily a result of a 34.8% growth in vehicle financing, totaling R$ 41,349 million in 2008 due to our focus on this segment and a favorable economic environment during the first nine months of 2008. Credit card transactions increased 24.2% in 2008 compared to 2007, totaling R$  13,624 million, as a result of the consistently growing popularity of this product due to its practicality and safety. Personal credit transactions increased 11.8% in 2008 compared to 2007, totaling R$  15,616 million, as a result of a more restrictive credit policy focused on credit risk quality.

Loans to companies totaled R$  91,936 million in 2008, an increase of R$ 34,720 million, or 60.7% compared to 2007.  Loans to large companies increased 52.6% in 2008 compared to 2007, totaling R$ 55,010 million, due to the increased demand for credit by large companies and the impact of exchange rate variation on loans denominated in or indexed to foreign currencies. Loans to micro-, small- and medium-sized companies increased 74.5% in 2008 compared to 2007, totaling R$ 36,926 million, mainly as a result of our continuous focus on this segment.

At the end of 2008, loans to individuals accounted for 38.5% of the total loans and leases, compared to 43.3% in 2007. Loans to companies accounted for 50.2% of the total loans and leases in 2008, compared to 44.5% in 2007. This increase is partially related to the exchange rate variation during 2008 and the consequent impact on valuation of credit operations denominated in or indexed to foreign currencies, primarily the U.S. dollar. Credit operations in Argentina, Chile and Uruguay accounted for 6.7% of the total loans and leases in 2008, while in 2007 they represented 7.2% of the total loans and leases.

Interest on deposits in banks totaled R$ 3,028 million in 2008, an increase of R$ 176 million, or 6.2%,  compared to 2007. This increase was due primarily to the increase on the interest rates, partially offset by the decrease on the average balance of these deposits.

Interest on Central Bank compulsory deposits totaled R$ 1,051 million in 2008, an increase of R$ 142 million, or 15.6%, compared to 2007. This increase was due to higher average basic interest rates (SELIC), partially offset by the decrease on the balance of deposits related to changes on compulsory reserve requirements that occurred after the worsening of the international financial crisis.

Interest on securities purchased under resale agreements totaled R$ 5,369 million in 2008, an increase of R$ 2,994 million, or 126.1% in 2008 compared to 2007.  The income related to these operations increased due to the increase of R$ 19,914 million in the average balance of securities purchased under resale agreements related to our strategy to manage liquidity.

Interest income on trading assets totaled R$ 4,141 million in 2008, an increase of R$ 723 million, or 21.2%, compared to 2007. This increase was mainly due to a 30.9% increase in the average balance of trading assets in 2008 compared to 2007 related to our strategy to manage liquidity.

Interest income from available-for-sale securities totaled R$ 2,536 million in 2008, an increase of R$ 544 million, or 27.3%, compared to 2007. This increase was mainly due to a 24.6% growth in the average balance of available-for-sale securities in 2008 compared to 2007.

Interest Expense

The following table shows the principal components of our interest expense in 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)
Interest expense
Interest on deposits	(6,233)	(3,510)
Interest on securities sold under repurchase agreements	(6,489)	(3,453)
Interest on short-term borrowings	(7,737)	(3,329)
Interest on long-term debt	(4,721)	(1,433)
Interest credited to investment contracts account balance	(1,328)	(1,546)
Total interest expense	(26,508)	(13,271)

Total interest expense was R$ 26,508 million in 2008, an increase of R$ 13,237 million, or 99.7%, compared to 2007.

Interest expense on deposits was R$ 6,233 million in 2008, an increase of R$ 2,723  million, or 77.6%, compared to 2007, mainly as a result of an increase of R$ 29,103 million on the average balance of deposits. The increase on the balance of deposits is related to our large customer’s base that provides us with the funding to support the expansion in credit transactions and maintain adequate liquidity levels.

Interest on securities sold under repurchase agreements was R$ 6,489 million in 2008 an increase of  R$ 3,036 million, or  87.9%, compared to 2007. This increase was mainly due to a 97.7% increase on the average balance of securities sold under repurchase agreements compared to 2007 related to different funding strategies, i.e., the increase in credit transactions is supported by funds obtained from customers, while marginal funding needs are met through funds obtained in the market.

Interest on short-term borrowings totaled R$ 7,737 million in 2008, an increase of R$ 4,408 million, or 132.4%, compared to 2007. The average balance of short-term borrowing totaled R$ 58,252 million in 2008 and was affected by the increase on the balance of securities issued and sold to customers under repurchase agreements as a result of our funding strategy to raise funds in the market and backed by own securities, and, to a lesser extent, the impact of exchange rate variation on funding denominated in or indexed to foreign currencies.

Interest on long-term debt totaled R$ 4,721 million in 2008, an increase of R$ 3,288  million, or 229.4%, compared to 2007. This increase was mainly due to the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies, and, to a lesser extent, the increase on the average balance of long-term debt.

 Interest credited to the investment contracts account balance totaled R$ 1,328 million in 2008, a decrease of R$ 218 million, or 14.1%, compared to 2007. This decrease is due to the effects of the turmoil in the international financial crisis on local financial markets. See “Item 4B – Business Overview – Retail Banking – Private Retirement Plans.”

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$ 9,361 million in 2008, an increase of R$  3,819 million, or 68.9%, in comparison to 2007. The increase in provision for loan and lease losses was mainly due to the increase on average balance of loans and leases, and, to a lesser extent, due to adjustments to our criteria to make provisions for loan and lease losses. We based these criteria on historic information of losses and decided to adjust the information to incorporate the economic scenario during the last quarter of 2008 which resulted in deterioration of the credit risk in our loan and lease portfolio. This adjust mainly affected the expenses related to the retail portfolio, totaling R$ 1,489 million on December 31, 2008. We also considered the impact in our corporate clients’ portfolio by reviewing the consequences of the international economic turmoil over different economic sectors. It is important to emphasize that we have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations.

Non-Interest Income

The following table shows the principal components of our non-interest income in 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)
Non-interest income
Fee and commission income	8,941	7,832
Trading income (loss)	(2,843)	1,955
Net gain (loss) on sale of available-for-sale securities	(114)	(183)
Net gain on foreign currency transactions	1,059	83
Net gain (loss) on transactions of foreign subsidiaries	1,938	(971)
Equity in earning of unconsolidated companies, net	474	476
Insurance premiums, income on private retirement plans and on capitalization plans	3,917	3,500
Other non-interest income	2,403	4,323
Total non-interest income	15,775	17,015

In 2008, our non-interest income totaled R$ 15,775 million, a decrease of R$ 1,240 million, or 7.3%, in 2008 compared to 2007. This decrease was primarily due to the decrease of R$ 4,798 million in trading income (loss) related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad. This decrease was partially offset by the increase of R$  2,909 million in net gain (loss) on transactions of foreign subsidiaries and the increase of R$  976  million in net gain on foreign currency transactions. The exchange rate volatility caused by the turmoil in international financial markets was the primary cause of these variations.

Fee and commission income totaled R$ 8,941 million in 2008, an increase of R$ 1,109 million, or 14.2%, compared to 2007. This increase was primarily due to an increase of R$ 668 million in fees charged on checking account services as a result of the growth of our customers’ base and an increase of R$ 246 million in credit card fees related to the growth in our credit card base.

Trading income (loss) totaled R$ (2,843) million in 2008, a decrease of R$ 4,798 million compared to 2007. This decrease reflects losses associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad due to a significant exchange rate variation and devaluation of the real against foreign currencies.

Net gain on foreign currency transactions totaled R$  1,059  million in 2008, an increase of R$  976  million, or 1175.9%, compared to 2007. This increase was mainly due to arbitrage gains on foreign currency operations due to increased market volatility.

Net gain (loss) on transactions of foreign subsidiaries totaled a gain of R$ 1,938 million in 2008 compared to a loss of R$ 971 million in 2007, mainly as a result of the effect of exchange rate variation on assets and liabilities of subsidiaries abroad. During 2008, the real depreciated 31.9% against the U.S. dollar compared to an appreciation of 17.2% during 2007.

Insurance premiums, income on private retirement plans and on capitalization plans totaled R$ 3,917 million in 2008, an increase of R$  417  million, or 11.9%, compared to 2007. This increase was mainly due to a 21.4% increase in the number of mass products insurance policies written in 2008. At December 31, 2008, insurance provisions totaled R$ 2,394 million, an increase of 18.7% during the period. At the same date, pension plans technical provisions totaled R$ 25,100 million, an increase of 21.3% during the period. The number of capitalization bonds – PIC – also increased 17.7% during the period. These increases were due to the greater acceptance of our products and the efforts of our sales force.

Other non-interest income totaled R$ 2,403 million in 2008, a decrease of R$ 1,920  million, or 44.4%, compared to 2007. This decrease was mainly due to the fact that in 2008 we did not have gains on sale of equity interest while in 2007 we carried out the sale of participations in Serasa, Redecard and BM&F Bovespa.

Non-Interest Expense

The following table shows the main components of our non-interest expense in 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	(6,170)	(5,705)
Administrative expenses	(6,409)	(5,472)
Amortization of intangible assets	(1,201)	(974)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(3,301)	(2,509)
Depreciation of premises and equipment	(756)	(675)
Other non-interest expense	(6,174)	(5,692)
Total non-interest expense	(24,011)	(21,027)

Non-interest expense totaled R$ 24,011 million in 2008, an increase of R$ 2,984 million compared to 2007.

Salaries and employee benefits expenses totaled R$ 6,170 million in 2008, an increase of R$ 465  million, or 8.2%, compared to 2007. This increase was due to an increased number of branches and points of sales and the impact of the Worker’s Union Agreement established in September 2008 pursuant to which compensation, benefits and charges were increased by 8.15% or 10%, depending on the salary range.

Administrative expenses totaled R$ 6,409 million in 2008, an increase of R$ 937 million, or 17.1%, compared to 2007. This increase was due to the expansion of our operating activities, which affected all administrative expense items. As an example, during the year 2008, we had an expansion of 134 new branches in our branch network and the number of employees totaled 71,354 as of December 31, 2008, an increase of 5,250 compared to December 31, 2007.

Amortization of intangible assets totaled R$ 1,201 million in 2008, an increase of R$ 227 million, or 23.3%, compared to 2007. This increase was due to an increased balance of amortizable intangible assets acquired in the periods, particularly the rights to credit payrolls and perform tax collections for Municipal and State Governments.

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled of R$ 3,301 million in 2008, an increase of R$ 792 million, or 31.6%,  compared to 2007. This increase is mainly related to the expansion of our operations and, to a lesser extent, the regular revision of the estimated risks of the operations of insurance and private retirement.

Depreciation of premises and equipment totaled R$ 756 million in 2008, an increase of R$ 81 million, or 12.0%, compared to 2007. This increase was mainly due to increased capital expenditures made in 2007 and 2008.

Other non-interest expenses totaled R$ 6,174 million in 2008, an increase of R$ 482 million, or 8.5%, compared to 2007. In 2008, we had a decrease of R$ 689 million in tax expenses on services, revenue and other taxes primarily related to a reversal of tax provisions for CPMF on leasing operations. We also had an increase of R$ 1,006 million in litigation expenses related to constitution of provisions for civil and tax claims. Credit card related expenses increased R$ 148 million related to increased sales efforts.

Taxes on income

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our statement of income. Those items are known as permanent differences. Income tax expense for the year resulted in a benefit of R$ 1,334 million in 2008 compared to a tax expense of R$ 4,147 million in the prior year.

The main factors that contributed to the change in income tax from year to year are: (i) during 2008 we had a higher tax benefit on dividends paid under the form of interest on stockholders equity (a form of tax deductible dividend) because during 2007 most of our dividend distribution was made under the form of dividends, and (ii) the effect of exchange gains and losses on our subsidiaries abroad and the offsetting effect of economic hedge instruments on the investments. The net tax benefit on interest on stockholders’ equity totaled R$ 660 million in 2008, an increase of R$ 578 million compared to 2007. The nontaxable (deductible) exchange gains (losses) on foreign subsidiaries totaled a benefit of R$ 775 million in 2008, an increase of R$ 1,105 million compared to 2007.

For Brazilian tax purposes exchange gains and losses on our investments in subsidiaries abroad are not taxable, if gain, or not deductible, if a loss and are a permanent difference. From an economic perspective we hedge the investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2008 we experienced significant devaluation of the Real against the foreign currencies on which our subsidiaries operate generating non-taxable gains. The devaluation of the Real generated tax deductible losses on derivatives instruments used as economic hedge and tax deductible foreign-exchange losses on liabilities used also as economic hedges. The resulting effect is that in certain companies we had taxable losses for which a deferred tax assets was recognized.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Results of Operations

The table below shows the major components of our net income for 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)

Interest income	34,603	28,147
Interest expense	(13,271)	(11,104)
Net interest income	21,332	17,043
Provision for loan and lease losses	(5,542)	(5,147)
Net interest income after provision for loan and lease losses	15,790	11,896
Non-interest income	17,015	14,614
Non-interest expense	(21,027)	(18,061)
Net income before taxes on income, minority interest and cumulative effect of a change in accounting principle	11,778	8,449
Taxes on income	(4,147)	(2,434)
Net income before minority interest, extraordinary item and cumulative effect of a change in accounting principle	7,631	6,015
Minority interest	2	22
Cumulative effect of a change in accounting principle, net of tax effect	29	-
Net income	7,662	6,037
We significantly increased our operations in 2007, where the average balance of total assets grew 38.9% over the previous year and caused a positive impact in several line items of our statement of income. This increase was mainly due to the good Brazilian economic environment and, to a lesser extent, to the consolidation of our new operations in Chile and Uruguay. In particular, we emphasize the growth of 30.2% in the balance of loans and leases that contributed to the increase of the net interest income between the periods, as described below.

Interest Income

The main components of our interest income for 2007 and 2006 are summarized in the table below.

	Year Ended December 31,
	2007	2006
	(in millions of R$)
Interest income
Interest on loans and leases	22,898	19,346
Interest on deposits in banks	2,852	2,725
Interest on Central Bank compulsory deposits	909	881
Interest on securities purchased under resale agreements	2,375	1,251
Interest on trading assets	3,418	2,539
Interest and dividends on available-for-sale securities	1,992	1,236
Interest on held-to-maturity securities	159	169
Total interest income	34,603	28,147

The 22.9% increase in interest income in 2007 is primarily due to an increase in the balance of loan and lease operations and, to a lesser extent, due to the change of the asset mix focused on higher margin products. In 2007, we continued to focus on vehicle financing and loans to micro and small companies. The loans and leases portfolio reached R$128,500 million (including guarantees) in 2007, representing an increase of 37.8% compared to 2006. However without the effect of the consolidation of our operations in Chile and Uruguay, the credit portfolio would have increased by 29.0% in 2007 compared to 2006.

The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatorily required loans”, which are sector-directed loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B – Business Overview – Regulation and Supervision.” In addition, the table presents the balance of credit operations in Argentina, Chile and Uruguay.

	As of December 31,
	(in millions of R$ except for percentages)
	2007		2006
Total of loans and leases	116,459	90.6%	83,759	89.8%
Guarantees granted	12,042	9.4%	9,500	10.2%
Total of loans and leases (including guarantees granted)	128,500	100.0%	93,259	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2007		2006		Variation (%)
Loans to individuals	55,602	43.3%	40,367	43.3%	15,235	37.7%
Credit card	10,969	8.5%	9,157	9.8%	1,812	19.8%
Personal credit	13,965	10.9%	12,811	13.7%	1,154	9.0%
Vehicles	30,667	23.9%	18,398	19.7%	12,269	66.7%
Loans to companies	57,216	44.5%	46,102	49.4%	11,114	24.1%
Micro-, small- and medium-sized companies	21,157	16.5%	16,105	17.3%	5,053	31.4%
Large companies	36,059	28.1%	29,997	32.2%	6,061	20.2%
Regulatorily required loans *	6,374	5.0%	5,949	6.4%	425	7.1%
Argentina / Chile / Uruguay	9,309	7.2%	842	0.9%	8,468	1005.9%
Total of loans and leases (including guarantees granted)	128,500	100.0%	93,259	100.0%	35,241	37.8%

* Regulatorily required loans are composed by loans to individuals and to companies.

Interest on loans and leases increased by R$ 3,552 million, or 18.4%, totaling R$ 22,898 million in 2007. This increase was mainly due to the increase of R$ 19,673 million, or 30.7%, in the average volume of loans and leases. The increase in the average volume of loans and leases was mainly due to an increase in vehicle financing, credit card operations and loans to companies in the micro-, small- and medium-sized segments as well as in the large corporate segment, as described below.

Loans to individuals totaled R$ 55,602 million in 2007, an increase of 37.7% compared to 2006. This increase is primarily a result of a 66.7% growth in vehicle financing, totaling R$ 30,667 million in 2007 due to our focus on this segment and a favorable economic environment. Credit card transactions increased 19.8% in 2007 compared to 2006, totaling R$ 10,969 million, as a result of the consistently growing popularity of this product due to its practicality and safety. Personal credit transactions had only a 9.0% increase in 2007 compared to a 25.6% increase in the prior period due to our more restrictive credit policy focused on credit risk quality.

Loans to companies totaled R$ 57,216 million in 2007, an increase of 24.1% compared to 2006. Loans to micro-, small- and medium-sized companies increased 31.4% in 2007 compared to 2006, totaling R$ 21,157 million, mainly as a result of development of relationships with customers and of specific structures to offer solutions and advice on products and services. Loans to large companies increased 20.2% in 2007 compared to 2006, totaling R$ 36,059 million, due to the increased demand for credit by large companies as a result of the favorable Brazilian economic environment.

At the end of 2007, loans to individuals accounted for 43.3% of the total loans and leases, compared to 43.3% in 2006. Loans to companies accounted for 44.5% of the total loans and leases in 2007, compared to 49.4% in 2006. Credit operations in Argentina, Chile and Uruguay accounted for 7.2% of the total loans and leases in 2007, while in 2006 they represented 0.9% of the total loans and leases because the operations in Chile and Uruguay were not consolidated to our results during that period.

Interest on Central Bank compulsory deposits increased R$ 28 million in 2007, due to higher average balance of deposits, related to our growth. The increase was partially offset by the decrease in the basic interest rates (SELIC).

Interest on securities purchased under resale agreements increased from R$ 1,251 million in 2006 to R$ 2,375 million in 2007. The income related to these operations increased by R$ 1,124 million or 89.8% in 2007 due to the increase of R$ 11,206 million in the average balance of securities purchased under resale agreements related to our growth.

Interest income on trading assets totaled R$ 3,418 million in 2007, an increase of R$ 879 million compared to 2006. This increase was mainly due to a 74.6% increase in the average balance of trading assets in 2007 compared to 2006 related to our growth. The increase was partially offset by the decrease in the basic interest rates.

Interest income from available-for-sale securities totaled R$ 1,992 million in 2007, representing an increase of R$ 756 million compared to 2006. This increase was mainly due to a 74.5% growth in the average balance of available-for-sale securities in 2007 in compared to 2006 related to our growth.

Interest Expense

The following table describes the main components of our interest expense in 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)
Interest expense
Interest on deposits	(3,510)	(3,950)
Interest on securities sold under repurchase agreements	(3,453)	(2,007)
Interest on short-term borrowings	(3,329)	(2,328)
Interest on long-term debt	(1,433)	(1,455)
Interest credited to investment contracts account balance	(1,546)	(1,364)
Total interest expense	(13,271)	(11,104)

In 2007, interest expense was R$ 13,271 million, representing an increase of R$ 2,167 million compared to 2006.

Interest expense on deposits was R$ 3,510 million in 2007, representing a decrease of approximately R$ 440 million compared to 2006, mainly as a result of a decline in the basic interest rates (SELIC).

Interest on securities sold under repurchase agreements increased by R$ 1.446 million in 2007 compared to 2006. This increase was mainly due to a 163.2% increase in the average balance of securities sold under repurchase agreements compared to 2006 related to our growth.

Given the higher demand for credit, we have been increasingly facing important questions related to the need for consistent funding sources to sustain our ability to offer credit products. Interest on short-term borrowings increased 43% in 2007 compared to 2006, totaling R$ 3,329 million, mainly due to an increase in the average balance of short-term borrowing in 2007, which was caused by the increase in the balance of securities issued and sold to customers under repurchase agreements as a result of our funding strategy to raise funds in the market and backed by own securities.

Interest on long-term debt decreased to R$ 1,433 million in 2007 from R$ 1,455 million in 2006, mainly due to the decrease in the average yield during the period. The decrease was partially offset by the increase in the average balance of long-term debt, particularly subordinated debt.

Interest paid to the investment contracts account balance totaled R$ 1,546 million in 2007, an increase of R$ 182 million from 2006. This increase is due to a 37.3% growth in the average balance of investment contracts as a result of good market acceptance of our investment contracts products in 2007. See “Item 4B – Business Overview – Retail Banking – Private Retirement Plans.”

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$ 5,542 million in 2007, an increase of R$ 395 million in 2007 compared to 2006. The relatively small increase in provision for loan and lease losses vis-à vis the significant growth in the balance of loans and leases in the same period was mainly due to the consistent improvement of the quality of our loans and leases portfolio as a result of the adoption of appropriate credit policies that have led to an improvement in the risk profile of successive harvests of credit. It is also important to emphasize that we have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations.

Non-Interest Income

The table below shows the main components of our non-interest income in 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(in millions of R$)
Non-interest income
Fee and commission income	7,832	6,788
Trading income (losses)	1,955	2,136
Net gain (loss) on sale of available-for-sale securities	(183)	283
Net gain on foreign currency transactions	83	(139)
Net gain (loss) on transactions of foreign subsidiaries	(971)	(117)
Equity in earnings of unconsolidated companies, net	476	566
Insurance premiums, income on private retirement plans and on capitalization plans	3,500	3,479
Other non-interest income	4,323	1,618
Total non-interest income	17,015	14,614

Non-interest income totaled R$ 17,015 million in 2007, an increase of R$ 2,401 million in 2007 compared to 2006. This increase was primarily due to the increase of R$ 4,323 million in other non interest income related mainly to gains on sale of equity interests in the Bovespa and BM&F and the Serasa and Redecard. See “Item 4B. Business Overview – Divestitures”.

Fee and commission income reached R$ 7,832 million in 2007, an increase of R$ 1,044 million in 2007 compared to 2006. This increase was primarily due to an increase of R$ 342 million in credit card fees related to a 10.3% growth in our credit card base that reached 14,778 thousand units. The increase was, to a lesser extent, due to (i) an increase of R$ 164 million in revenues obtained from assets under management related to the growth of the balance of mutual funds that reached R$ 211,464 million in 2007 compared to R$ 179,808 million in 2006; (ii) an increase of R$ 181 million in fees charged on checking account services as a result of the growth of our customers’ base and due to rate adjustments; and (iii) an increase of R$ 134 million in the income from brokerage including underwriting commissions primarily due to the increase in our investment banking operations. The consolidation of our operations in Chile and Uruguay also contributed to the increase of fee and commission income.

Trading income was R$ 1,955 million, a decrease of R$ 181 million compared to 2006. This decrease reflects lower gains associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and mark-to-market effects on securities.

Net gain (loss) on sale of available for-sale securities totaled a loss of R$ 183 million in 2007 compared to a gain of R$ 283 million in 2006. This decrease was mainly due to the recognition of currency exchange losses on securities matured or sold in 2007 that were reclassified to the statement of income upon maturity or sale. The real appreciation in relation to the U.S. dollar contributed to this effect in the last years.

Net gain on foreign currency transactions totaled R$ 83 million in 2007, an increase of R$ 222 million in 2007 compared to 2006. This increase was mainly due to arbitrage gains on foreign currency operations.

Net gain (loss) on transactions of foreign subsidiaries totaled a loss of R$ 971 million in 2007 compared to a loss of R$ 117 million in 2006, mainly as a result of the effect of a greater exchange rate variation on assets and liabilities of investments abroad. During 2007, the real appreciated 17.2% against the U.S. dollar, compared to 8.7% in 2006.

Other non-interest income totaled R$ 4,323 million in 2007, an increase of R$ 2,705 million compared to 2006. This increase was due to gains on sale of equity interest in Serasa, Redecard, Bovespa and BM&F. See “Item 4B. Business Overview – Divestitures.”

Non-Interest Expense

The following table shows the main components of our non-financial expenses in 2007 and 2006.

	Year Ended December 31,
	2007	2006
Non-interest expense:	(in millions of R$)
Salaries and employee benefits	(5,705)	(5,341)
Administrative expenses	(5,472)	(4,710)
Amortization of intangible assets	(974)	(609)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,509)	(2,663)
Depreciation of premises and equipment	(675)	(605)
Other non-interest expense	(5,692)	(4,133)
Total non-interest expense	(21,027)	(18,061)

Non-interest expense totaled R$ 21,027 million in 2007, an increase of R$ 2,966 million in 2007 compared to 2006. The increase is due to the reasons described below.

Salaries and employee benefits expenses totaled R$ 5,705 million in 2007, a 6.8% increase in 2007 compared to 2006. This increase was due to an increased number of branches, a wage adjustment of 6% under the Worker’s Union Agreement (Convenção Coletiva do Trabalho) established in September 2007 and the consolidation of our operations in Chile and Uruguay.

Administrative expenses totaled R$ 5,472 million in 2007, a 16.2% increase in 2007 compared to 2006. This increase was mainly due to the expansion of our operating activities, the addition of 161 branches to our branches network and the consolidation of our operations in Chile and Uruguay.

Amortization of intangible assets totaled R$ 974 million in 2007, an increase of R$ 365 million in 2007 compared to 2006. This increase was mainly due to investments made in BankBoston´s operations in Brazil, Chile and Uruguay in 2006 and 2007.

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled a negative result of R$ 2,509 million in 2007, a decrease of R$ 154 million in 2007 compared to 2006, mainly due to the lower price-level restatement of the reserves.

Depreciation of premises and equipment totaled R$ 675 million in 2007, a 11.6% increase in 2007 compared to 2006. This increase was mainly due to investments made in BankBoston’s operations in Brazil, Chile and Uruguay in 2006 and 2007.

Other non-interest expenses totaled R$ 5,692 million in 2007, an increase of R$ 1,559 million in 2007 compared to 2006 as a result of several reasons described as follows. In 2007, we had an increase of R$ 573 million in tax expenses on services, revenue and other taxes primarily related to increased operating activities. We also had an increase of R$ 728 million in litigation expenses related to constitution of provisions for civil and tax claims. Credit card related expenses increased R$ 143 million related to increased sales efforts.

Taxes on income

Taxes on income increased R$ 1,713 million in 2007 to R$ 4,147 million, compared to R$ 2,434 million in 2006. The earnings before taxes reached R$ 11,778 million in 2007, an increase of R$ 3,229 million as compared to 2006. In 2007, we obtained a lower tax benefit from interest on stockholders’ equity compared to 2006 because an increased portion of the stockholders’ remuneration for 2007 was distributed as dividends given the decrease in the Long-Term Interest Rate (TJLP) and the increase in net income during 2007. Law No. 9,249, dated as of December 26, 1995, created interest on stockholders’ equity as an alternative means to dividends of remunerating stockholders. Interest on stockholders’ equity is deemed to be a dividend payment. However, as opposed to dividend payments, interest on stockholders’ equity is deductible for income tax calculation subject to certain limits.

Net income

In 2007, our net income was R$ 7,662 million representing a 26.9% increase compared to 2006. The increase of 32.7 % in net interest income after provision for loan and lease losses was primarily due to the growth of the balance of loans and leases, as well as the positive effects related to the change in our credit portfolio mix. Also, this increase was a result of the improved credit risk which is the consequence of the adoption of credit policies that emphasize quality and diversification of clients. The increase in non-interest income is basically related to gains on sale of investments and the increase in non-interest expenses was mainly due to increases in personal, administrative and other non-interest expenses associated with the expansion of our operating segments, as well as the effect of the consolidation of our operations in Chile and Uruguay.

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

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities.  The minimum amount of liquidity is determined by the reserve requirements established by the Central Bank.  We satisfy these requirements by maintaining a proper balance between maturity distribution and diversity of sources of funds.  Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.  See “Item 4B– Business Overview – Risk Management – Market and Liquidity Risk Management.”

The following table sets forth our average deposits and borrowings for 2008, 2007 and 2006.

	For the years ended December 31,
	2008		2007		2006
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	230,083	68.8%	151,391	62.6%	104,073	59.8%
Interest-bearing deposits	74,390	22.3%	45,287	18.7%	42,173	24.2%
Savings deposits	29,509	8.8%	25,256	10.4%	21,797	12.5%
Deposits from banks	1,461	0.4%	3,588	1.5%	3,118	1.8%
Time deposits	43,421	13.0%	16,443	6.8%	17,258	9.9%

Securities sold under repurchase agreements	45,234	13.5%	22,880	9.5%	8,694	5.0%
Borrowings:	89,589	26.8%	67,005	27.7%	41,391	23.8%
Short-term borrowings	58,252	17.4%	41,199	17.0%	23,349	13.4%
Long-term debt	31,337	9.4%	25,805	10.7%	18,042	10.4%
Investment contracts	20,870	6.2%	16,220	6.7%	11,816	6.8%
Non-interest-bearing liabilities	68,394	20.5%	57,431	23.8%	46,934	27.0%
Non-interest bearing deposits	21,198	6.3%	18,364	7.6%	13,016	7.5%
Other non-interest bearing liabilities	47,196	14.1%	39,067	16.2%	33,918	19.5%
Total liabilities	334,329	100.0%	241,714	100.0%	174,074	100.0%

Our principal sources of funding are deposits, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B– Business Overview – Funding” and Note 15 to our Consolidated Financial Statements – Deposits, Note 16 – Short-term borrowings and Note 17 – Long term debt.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy.  We consider our current level of liquidity adequate.  The strong demand for credit has increased the importance of issues associated with the funding of these transactions.  In order to finance the growth in our loan portfolio, we increased the use of liquidity provided by time deposits in 2008. This was a strategic decision that was benefited by the impact of the international economic turmoil and the consequent increased demand for sound institutions by depositors.

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

Some of our long-term debt provides for acceleration of the outstanding principal amount upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements.  As of December 31, 2008, none of these events, including any events of default, or failure to satisfy financial covenants has occurred.

Changes in Cash Flows

During 2008, 2007 and 2006, mainly changes in the Brazilian economic environment and market conditions affected our cash flow.  The following table sets forth the main variations in our cash flows during 2008, 2007 and 2006.

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of R$)
Net cash provided by (used in) operating activities	(12,681)	2,044	3,305
Net cash used in investing activities	(80,328)	(45,404)	(19,740)
Net cash provided by financing activities	98,836	52,276	18,822
Net increase (decrease) in cash and cash equivalents	5,827	8,916	2,387

Operating Activities

Our cash flows from operating activities provided cash outflows for approximately R$ 12.7 billion in 2008, and cash inflows for approximately R$ 2.0 billion and R$ 3.3 billion for 2007 and 2006, respectively. In 2008, the liquidity provided by increased deposits was applied in trading assets and was the main cause for the decrease in our cash flow from operating activities.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$ 80.3 billion, R$ 45.4  billion and R$ 19.7 billion in 2008, 2007 and 2006, respectively.

In 2008, 2007 and 2006, the cash used in investing activities resulted mainly from the increase in credit operations.

Financing Activities

Our cash flows from financing activities generated cash inflows of approximately R$ 98.8 billion, R$ 52.3 billion and R$ 18.8 billion in 2008, 2007 and 2006, respectively.

In 2008, the increase in our credit operations required us to intensify the use of different sources of funding, such as deposits and securities sold under repurchase agreements, increasing our cash flow from financing activities.

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

We paid dividends and interest on stockholders’ equity in the amounts of approximately R$ 2.9 billion, R$ 2.3 billion and R$ 1.7 billion for 2008, 2007 and 2006, respectively.  We also acquired treasury stock, generating cash outflows of approximately R$ 1.6 billion, R$ 261 million and R$ 37 million for 2008, 2007 and 2006, respectively.

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

As required by Central Bank rules, we measure our capital compliance in two different ways:  by consolidating only our financial institutions, and on a fully consolidated basis, including all of our subsidiaries. We believe we have a solid capital base as measured by our solvency ratio. As of December 31, 2008, 2007 and 2006, our solvency ratio measured on a fully consolidated basis was 16.3%, 17.9% and 17.2%, respectively. The decrease in our solvency ratio from 2007 to 2008 was a result of several factors, such as: (a) the net income of the period less the payment of dividends and interest on stockholders’ equity; (b) the issuance of subordinated debt; (c) the change of the procedures for calculation of weighted exposure as from July 1, 2008, as described below; (d) the inclusion, in Tier 1, of the allowance for loan losses additional to the minimum percentage required by the current CMN regulation, as described below; (e) the organic increase in weighted assets, mainly due to the growth of credit operations; and (f) the effect of the Association with Unibanco in 2008 for the reasons described in “Item 4B. Business Overview – Selected Statistical Information – Capital – Minimum Capital Requirements”.

The Required Regulatory Capital (PRE) is calculated according to the following formula:

PRE = PEPR + PCAM + PJUR + PCOM + PACS + POPR, where:

PEPR is the regulatory capital required to cover the risk-weighted exposures, or Credit Risk (0.11 X EPR);

PCAM is the regulatory capital required to cover the Market Risk in Foreign Exchange;

PJUR is the regulatory capital required to cover the Market Risk in Fixed Interest Rate, Foreign Exchange Coupon, Price and Other Indices;

PCOM is the regulatory capital required to cover the Market Risk in Commodities;

PACS is the regulatory capital required to cover the Market Risk in Stock; and

POPR is the regulatory capital required to cover the Operational Risk.

To disclose the Capital Adequacy Ratio, we used to use the formula:

(PR X 100)/(PRE/0.11)

Where PR is our regulatory capital.

CMN Resolution No. 3,490, of August 29, 2007, which provides for the current criteria for computation of the Required Referential Equity (PRE), has been in effect since July 1, 2008. For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars No.  3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008 and Circular Letters nºs. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operational risk, were followed. For the operational risk portion, Itaú Unibanco Holding opted for the use of the Alternative Standardized Approach.

The changes arising from the new regulation, after considering all impacts, have not shown significant effects in the credit risk and market risk portions. The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. Initially, it stands at 20% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 15.6% on a fully consolidated basis.

CMN Resolution 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics.

Taking into account the agreement to combine the operations of Itaú and Unibanco Financial Groups entered into in November 2008, referred to in “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups” since November 2008 information on minimum capital requirements is being presented to the Central Bank only on a combined basis of Itaú and Unibanco. The presentation of this information on a combined basis was authorized by the Central Bank as from November 2008 in spite of approval for the transaction not having yet been granted by the Central Bank and as information useful in the analyses by the Central Bank of the request of approval. Since November 2008 we have discontinued to present to the Central Bank information on minimum regulatory requirements only for Itaú and the information below is presented on a combined basis for Itaú and Unibanco. The comparative information for 2007 corresponds only to Itaú Unibanco Holding and, as a result, it may not be directly comparable with the information in 2008.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2008, 2007 and 2006, according to the full consolidation method.

	Full Consolidation
	As of December 31,
	2008	2007	2006
	(in millions of R$ , except percentages)
Tier 1	52,156	29,611	28,182
Tier 2	15,926	7,721	2,538
Reference Capital	68,082	37,332	30,720
Adjustments	(87)	(237)	(242)
Our Regulatory Capital	67,995	37,095	30,478
Minimum regulatory capital required	45,819	22,850	19,446
Excess over minimum regulatory capital required	22,176	14,245	11,032
Capital to risk-weighted assets ratio	16.3%	17.9%	17.2%
* As submitted to the Central Bank.

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

The following table sets forth our interest-earning assets and interest-bearing liabilities position as of December 31, 2008 and therefore does not reflect interest rate gap positions that may exist as of any given date.  In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	(in millions of R$, except percentages)
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Total interest-earning assets	96,723	62,599	36,188	56,702	67,635	51,879	371,726
Interest-bearing deposits in other banks	8,671	9,445	5,594	20,769	5,050	149	49,677
Securities purchased under resale agreements and federal funds sold	17,410	26,173	1,155	44	-	-	44,783
Central Bank compulsory deposits	11,314	-	-	-	-	-	11,314
Trading assets	31,975	2,795	4,426	4,916	9,774	12,597	66,483
Securities available-for-sale	4,124	1,804	4,188	4,315	9,276	4,738	28,445
Securities held-to-maturity	7	15	15	30	384	874	1,325
Loans and leases	23,222	22,368	20,811	26,629	43,150	33,520	169,700
Total interest-bearing liabilities	154,081	21,246	14,228	16,044	44,752	42,107	292,458
Savings deposits	31,896						31,896
Time deposits	15,822	9,296	5,360	8,615	31,779	21,885	92,757
Deposits from banks	449	190	679	447	265	12	2,042
Securities sold under repurchase agreements and federal funds purchased	46,986	594	1,270	226	246	170	49,492
Short- and long-term borrowings	34,606	11,166	6,919	6,756	12,462	20,040	91,949
Investment contracts	24,322	-	-	-	-	-	24,322
Asset/liability gap	(57,358)	41,353	21,960	40,658	22,883	9,772	79,268
Cumulative gap	(57,358)	(16,005)	5,956	46,614	69,497	79,268
Ratio of cumulative gap to total interest-earning assets	(15.4)%	(4.3)%	1.6%	12.5%	18.7%	21.3%

Exchange Rate Sensitivity

The majority part of our operations is denominated in reais.  We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although settled in reais, are dollar-indexed and therefore expose us to exchange rate risks.  The Central Bank regulates our maximum open, short and long foreign currency positions.  As of December 31, 2008, 14.2% of our total obligations were denominated in, or indexed to foreign currency.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations, lending borrowings from governmental financial institutions in dollars. The proceeds of these operations are mainly applied to lending operations and securities purchases in dollars.

The following table sets forth assets and liabilities classified by currency including those settled in Brazilian reais and denominated in and indexed to foreign currencies as of December 31, 2008. This table may not reflect currency gap positions at any other given rates. Variations may also arise among the different currencies that are held.

	(in millions of R$, except percentages)
	As of December 31, 2008
	R$	Denominated in foreign currency	Indexed to foreign currency	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	327,294	59,067	15,014	401,375	18.5%
Cash and due from banks and restricted cash	2,976	438	79	3,493	14.8%
Loans and leases	131,454	25,885	12,360	169,699	22.5%
Securities (2)	83,146	11,594	1,513	96,253	13.6%
Premises and equipment, net	2,766	199	-	2,965	6.7%
Investments in affiliates and other investments	884	1,514	-	2,398	63.1%
Goodwill, net	1,272	(849)	-	423	-200.7%
Intangibles assets, net	6,465	211	-	6,676	3.2%
Non-performing loans	7,579	-	-	7,579	0.0%
Allowance for loan losses	(11,830)	(372)		(12,202)	3.0%
Other Assets	102,582	20,447	1,062	124,091	17.3%
Percentage of total assets	81.5%	14.7%	3.7%	100.0%
Liabilities and Stockholders’ Equity:	344,286	51,138	5,951	401,375	14.2%
Non-interest bearing deposits	17,343	6,491	272	24,106	28.1%
Deposits, borrowings and other liabilities	291,311	44,647	5,679	341,637	14.7%
Minority interest in consolidated subsidiaries	1,245			1,245	0.0%
Stockholders’ equity	34,387			34,387	0.0%
Percentage of total liabilities and stockholders’ equity	85.8%	12.7%	1.5%	100.0%
(1)	Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.
(2)	Including (i) Trading assets, at fair value; (ii) Available-for-sale securities, at fair value; and (iii) Held-to-maturity securities, at amortized cost.

The table below present the composition of our off-balance sheet derivative instruments as of December 31, 2008, classified in reais and foreign currency, which also include the instruments linked to foreign currency. We enter into these derivative instruments as part of our overall market risk strategy and we use derivatives instruments to hedge our investments in subsidiaries abroad, as well as clients' assets/liabilities positions.

	(in millions of R$)
	Notional amounts
	R$	Denominated in or linked to Foreign Currency	Total
Off-balance sheet financial instruments
Swap contracts
Buy (Sale) commitments, net	5,475	(5,475)	0
Forward contracts
Buy (Sale) commitments, net	(194)	13,570	13,377
Future contracts
Buy (Sale) commitments, net	(45,313)	(16,155)	(61,468)
Option contracts
Buy (Sale) commitments, net	(97)	(8,426)	(8,523)

Capital Expenditures

In 2008, we made capital expenditures in new branches and sales points. Over the past three years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

The table below sets forth our capital expenditures for the years ended December 31, 2008, 2007 and 2006.

	(in millions of R$)
	2008	2007	2006
Land and buildings	33	20	102
Furniture and data processing equipment	528	403	298
Leasehold improvements	135	135	119
Software developed or obtained for internal use	209	170	31
Other	71	72	43
Total	976	800	593

We expect that our capital expenditures in 2009 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2009 will be funded with our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

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

5E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 29(c) of our financial statements.

5F.Tabular Disclosure of Contractual Obligations

              The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2008:

	(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-term debt obligations	37,672	7,745	9,885	14,293	5,749
Operating and capital (finance) lease obligations	5,783	934	1,585	723	2,541
Guarantees and stand by letters of credit	13,513	3,826	843	244	8,600
Total	56,968	12,505	12,313	15,260	16,890

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors elected by our stockholders at the annual stockholders meeting. It meets regularly eight times a year and extraordinarily any time it deems necessary. In 2008, it has met 21 times and 93% of meetings were attended by all members.

Our board of executive officers may be composed of a minimum of five and a maximum of 20 members.

All of our directors and executive officers serve for a term of one year. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of executive officers at the present date, who were elected on April 24, 2009 and April 29, 2009, by the annual stockholders’ meeting and the meeting of the board of directors, respectively, which are awaiting the ratification of the Central Bank.

Directors:

Name	Position	Date of Birth

Pedro Moreira Salles	Chairman	10/20/1959
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tapias (*)	Director	09/16/1942
Alfredo Egydio Setubal	Director	09/01/1958
Candido Botelho Bracher	Director	12/05/1958
Fernando Roberto Moreira Salles	Director	05/29/1946
Francisco Eduardo de Almeida Pinto	Director	12/14/1958
Guillermo Alejandro Cortina	Director	09/09/1961
Gustavo Jorge Laboissiere Loyola (*)	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Israel Vainboim	Director	06/01/1944
Pedro Luiz Bodin de Moraes (*)	Director	07/13/1956
Ricardo Villela Marino	Director	01/28/1974
(*)   Independent members.

Executive officers:

Name	Position	Date of Birth

Roberto Egydio Setubal	President and Chief Executive Officer, or CEO	10/13/1954
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Antonio Carlos Barbosa de Oliveira	Executive Officer	06/13/1951
Claudia Politanski	Executive Officer	08/31/1970
Marcos de Barros Lisboa	Executive Officer	08/02/1964
Ricardo Baldin	Executive Officer	07/14/1954
Rodolfo Henrique Fischer	Executive Officer	12/26/1962
Sérgio Ribeiro da Costa Werlang	Executive Officer	06/23/1959
Silvio Aparecido de Carvalho	Executive Officer	05/09/1949
Carlos Elder Maciel de Aquino	Officer	04/09/1961
Jackson Ricardo Gomes	Officer	08/21/1957
José Eduardo Lima de Paula Araujo	Officer	10/22/1970
Luiz Felipe Pinheiro de Andrade	Officer	09/14/1954
Marco Antonio Antunes	Officer	10/31/1959
Wagner Roberto Pugliese	Officer	12/15/1958

As described below in the biographical descriptions of our directors and executive officers, some of the members of our board of directors and our board of executive officers also perform senior management functions at other companies of the Itaúsa’s conglomerate.

Set forth below are brief biographical descriptions of our directors and executive officers:

Mr. Pedro Moreira Salles was elected chairman of our board of directors on November 28, 2008 (with investiture on February 19, 2009) and was our executive vice president from November 2008 to April 2009. He has worked at Unibanco since 1989, having been vice chairman of the board of directors, from 1991 to 1997, chairman of the board of directors from 1997 to 2004, and again occupying the post of vice chairman of the board of directors from 2004 until November 2008.  Also at Unibanco, he held the post of chief executive officer from April 2004 to November 2008. At Unibanco Holdings he has been vice chairman of the board of directors and chief executive officer.  He has been chairman of the boards of directors of Unibanco Seguros S.A. and Banco Fininvest S.A. and vice chairman of the board of AIG Brasil Companhia de Seguros. He is a member of the board of Ibmec and has been a member of the board of Endeavor, as well as president of the board of PlaNet Finance Brasil. Mr. Pedro Moreira Salles has a bachelor’s degree, magna cum laude, in economics and history from the University of California, Los Angeles. He also attended the international relations masters program at Yale University and the OPM – Owners/President Management Program at Harvard University.

Mr. Alfredo Egydio Arruda Villela Filho was elected vice chairman of our board of directors on April 23, 2001 (with investiture on July 30, 2001). He has been president and CEO since September 2008 and member of the board of directors of Itaúsa from 1995 to 2008. He is the chairman of the board of directors of Itautec S.A. and vice-chairman of the board of Duratex S.A. and of Elekeiroz S.A. Mr. Villela Filho has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in business administration from Fundação Getulio Vargas.

Mr. Roberto Egydio Setubal was elected vice chairman of our board of directors on April 23, 2001 (with investiture on July 30, 2001). He has been our director since April 1995 and our president and chief executive officer since April 1994. He was our general manager from 1990 to 1994. He has been executive vice president of Itaúsa since May 1994 and chairman of the Board of Director of Itaú BBA since February 2003. Mr. Roberto Setubal was the president of the Brazilian Federation of Banks Association (Federação Brasileira de Associação de Bancos), or FEBRABAN and of the Brazilian National Federation of Banks (Federação Nacional de Bancos), or FENABAN, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is a board member of the Institute of International Finance, the International Monetary Conference, the international advisory committee of the Federal Reserve Bank of New York and a member of the international advisory committee of the New York Stock Exchange. Mr. Roberto Setubal has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a Master’s degree in science engineering from Stanford University.

Mr. Alcides Lopes Tapias was elected  member of our board of directors on April 30, 2002 (with investiture on August 5, 2002). He has been member of the audit committee of Itaú’s Financial Group since 2004. Partner in Aggrego Consultores; Member of the Advisory Board, of the board of directors and of the Audit, Finance and Actuarial, Human Resources and Information Technology committees of Medial Saúde; Member of the Board of Directors of Tubos e Conexões Tigre from 1995 to 1999 and again since 2004; President of FEBRABAN – Federation of Brazilian Bank Associations (Federação Brasileira de Associação de Bancos) from 1991 to 1994;  Chairman of the Board of Camargo Corrêa Holding Company from 1996 to 1999, of Usiminas from 1997 to 1999, of São Paulo Alpargatas from 1996 to 1999, Minister for Development, Industry and Commerce in the Federal Government from September 1999 to July 2001. Member of the Trustee Board of the Antonio Prudente Foundation Cancer Hospital from 1999 to 2005, Member of the Advisory Council of the BM&F – Futures and Commodities Exchange from 2003 to 2008 and President of the Fiscal Council of AMBEV – Cia. de Bebidas das Américas from 2005 to 2008. Mr. Tapias has a bachelor’s degree in business administration from Universidade Mackenzie and a bachelor’s degree in law from Faculdades Metropolitanas Unidas.

Mr. Alfredo Egydio Setubal was elected member of our board of directors on April 25, 2007 (with investiture on June 29, 2007) and our executive vice president on April 29, 1996 (with investiture on July 3, 1996). He has been our investor relations officer since 1995. He is currently responsible for the wealth management and capital markets’ services area of the executive directors’ office, with primary responsibility for communications with capital markets, for increasing the transparency of financial and strategic information through improvements in the quality, relevance, timeliness, reliability and comparability of information and for managing relations with the CVM, the Central Bank and other official capital markets authorities.  He was our executive director between 1993 and 1996 and managing director between 1988 and 1993. He has been a member of the board of directors of Itaúsa since September 2008. He was a member of ANBID from 1994 to August 2003 and its president from August 2003 to August 2008. He has been a member of the board of directors of the Securities Dealers’ Association (Associação das Empresas Distribuidoras de Valores), or ADEVAL since 1993, of the BOVESPA since 1996, of the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas), or ABRASCA since 1999, and of the BOVESPA Holdings S.A. since August 2007. He was a member of the board of directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia), or CBLC from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores), or IBRI from 2000 to 2003 and a member since 2004. He has been the finance director of the Museum of Modern Art of São Paulo – MAM since 1992. Mr. Alfredo Setubal has a bachelor’s and a post-graduate degree in business management from Fundação Getulio Vargas.

Mr. Candido Botelho Bracher was elected member of our board of directors on November 28, 2008 (with investiture on February 19, 2009) and our executive vice president since May 2, 2005 (with investiture on August 1, 2005). He is currently responsible for the corporate treasury area of the executive directors’ office. He has been a member of the board of directors of Itaú BBA since February 2003, CEO since April 2005, responsible  for the Commercial, Capital Markets and the Human Resource Policies areas and was director vice president – superintendent from February 2003 to April 2005 and was a director at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has been executive vice president from UNIBANCO – União de Banco Brasileiros S.A. since November 2008. He is a member of the board of directors of Pão de Açúcar S.A. and of BOVESPA. Mr. Bracher has a degree in business administration from the Escola de Administração de Empresas de São Paulo - Fundação Getulio Vargas.

Mr. Fernando Roberto Moreira Salles was elected member of our board of directors on November 28, 2008 (with investiture on February 19, 2009). He has been a vice chairman of the board of directors of E. Johnston  since 2005, chairman of the board of directors of Companhia Brasileira de Metalurgia e Mineração since 2008 and of Brasil Warrant Administração de Bens e Empresas S.A. since 1988. He has been a Director Superintendent of Editora Schwarcz Ltda. since 1988. He was a vice chairman of the Board of Directors of Unibanco from 1976 to 1988. He has been a member of the advisory board of Fundação Roberto Marinho since 1996 and a member of the board of directors of Instituto Moreira Salles having exercised the presidency of the Board from 2001 to 2008. Mr. Fernando Moreira Salles is graduated in Finance and Capital Markets from Fundação Getúlio Vargas – FGV.

Mr. Francisco Eduardo de Almeida Pinto was elected member of our board of directors on November 28, 2008 (with investiture on February 19, 2009). During 1982, he was financial assistant at Visius – Instituto Boavista de Seguridade Social; from 1983 to 1884, technical department manager at Saga DTVM; from 1984 to 1993, Banco da Bahia Investimentos (currently Banco BBM S.A.) (last post – finance director); from 1993 to 1994, deputy governor of monetary policy at the Central Bank; from 1994 to 1995 director-general of Banco da Bahia Investimentos; during 1995 director-general of Unibanco Asset Management; from 1996 to 1998 managing partner at Radix Gestão de Recursos Financeiros; from 1998 to 2002 chief financial officer of BBA Capital DTVM (and its successor, BBA Icatu Investimentos DTVM); from 2002 to 2007, he worked for his own account. Since 2007 he has been a director at Brasil Warrant Administração de Bens; from 2007 to 2008 a member of the board of directors of UNIBANCO – União de Banco Brasileiros S.A.. Since 2008 he has been a director of BW Gestão de Investimentos Ltda. Mr. Almeida Pinto is graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC).

Mr. Guillermo Alejandro Cortina was elected member of our board of directors on August 25, 2006 (with investiture on September 1, 2006). From 1986 to 1992 he held several positions at Continental Bank in Buenos Aires, Argentina, such as fixed income strategist/planner and comptroller of finance. From 1993 to 1996 he served as second vice president at Bank of America Illinois (Continental Bank) in Chicago, Illinois. Since 1997, he has been working for Bank of America Corporation, or BAC, in Charlotte, North Carolina, as senior vice president and senior corporate strategy manager, responsible for merger and acquisition (M&A) transactions and for the identification of and communication with potential and target companies. Mr. Cortina has a bachelor’s degree in accounting and finance from Universidad Católica Argentina, and a master’s degree with emphasis on entrepreneurship, management and marketing strategies from the Kellogg Graduate School of Management, in Evanston, Illinois.

Mr. Gustavo Jorge Laboissiere Loyola was elected member of our board of directors on April 26, 2006 (with investiture on July 31, 2006).  He has also been a member of our audit committee since May 2007, and in September 2008 he became its president. He was an effective member and president of our fiscal council from March 2003 to April 2006. He has been a partner and a director of Gustavo Loyola Consultoria S/C since February 1998 and a member of the board of directors of Caramuru Alimentos S.A. and Mabel Alimentos S.A. He was the governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the deputy governor for financial system regulation and organization from March 1990 to November 1992. He was a partner and the director of MCM Consultores Associados Ltda. from August 1993 to May 1995, assistant director of Banco de Investimento Planibanc S.A. from February to October 1989 and operating director of Planibanc Corretora de Valores from November 1987 to January 1989. Mr. Loyola has a bachelor’s degree in economics from Universidade de Brasília and a master’s degree and Ph.D. in Economics from the Fundação Getulio Vargas.

Mr. Henri Penchas was elected member of our board of directors on April 25, 1997 (with investiture on June 26, 2007) and he was our senior vice president from April 1997 to April 2008, our executive vice president from 1993 to 1997 and our executive officer from 1988 to 1993. He was an executive director of Itaúsa from December 1984 to April 2008, has been its Investor Relations Officer since 1995 and its Executive Vice President since April 2009. He has also been a Director General of Duratex S.A. since April 2009. Mr. Penchas was the vice president of the board of directors of Itaú BBA from February 2003 to April 2008. Mr. Penchas has a bachelor’s degree in mechanical engineering from Universidade Mackenzie and a post-graduate degree in finance from Fundação Getulio Vargas.

Mr. Israel Vainboim was elected member of our board of directors on November 28, 2008 (with investiture on February 19, 2009). He was elected to the board of directors of Unibanco in 1988 and to the board of directors of Unibanco Holdings in 1994. He was chairman of Unibanco from 1988 to 1992. He has been executive chairman of Unibanco Holdings since 1992. He joined Unibanco in 1969. He has been a member of the board of directors of Souza Cruz, Iochpe Maxion, E-Bit Tecnologia em Marketing S.A., Vinhedo Investimentos Ltd., Casa da Cultura de Israel, Museu de Arte Moderna de São Paulo - MAM and Hospital Israelita Albert Einstein. Mr. Vainboim has a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and a master’s degree in business administration, or MBA, from Stanford University.

Mr. Pedro Luiz Bodin de Moraes was elected member of our board of directors on November 28, 2008 (with investiture on February 19, 2009). Partner in Icatu Holding S.A. and member of the Board of Directors of Unibanco, from April 2003 to November 2008. He was an officer and partner at Banco Icatu S.A from 1993 to 2002, also serving as deputy governor for Monetary Policy at the Central Bank of Brazil from 1991 to 1992 and director of the BNDES from 1990 to 1991.  Mr. Bodin de Moraes has a bachelor’s and master’s degrees in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio) and a Ph.D. in economics from the Massachusetts Institute of Technology (MIT).

Mr. Ricardo Villela Marino was elected member of our board of directors on April 23, 2008 (with investiture on June 2, 2008) and member of our executive officer on September 1, 2006 (with investiture on September 1, 2006). He is currently responsible for the human resources and international units areas of the executive directors’ office. He was our senior managing director from May 2005 to August 2006, managing director from April 2004 to April 2005; head of the Derivatives Dealing Desk (headed the team responsible for the structuring and sale of derivative solutions to middle market companies, institutional investors and private individuals) from 2003 to 2004; head of Business Intelligence (responsible for the mission to introduce radical and advanced technologies and methodologies which have helped Itaú become a benchmark in the credit card industry in Brazil) from 2002 to 2003. He has been chairman of Federación Latino Americana de Bancos, or FELABAN, since November 2008. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa as well as relations with governments, banks and directors of companies in each of these countries at Goldman Sachs Asset Management – London. Mr. Villela Marino has a degree in business administration from MIT Sloan School of Management, Cambridge, a master’s degree in business administration with specialization in financial administration and bachelor’s degree in mechanical engineering from Escola Politécnica (USP).

Mr. Antonio Carlos Barbosa de Oliveira was elected our executive officer on March 28, 1994 (with investiture on April 25, 1994) and currently is responsible for the technology, legal and compliance area of the executive directors’ office. He was an executive officer between 1994 and 2002 and a managing director between 1991 and 1994. He was a member of the board of director of Itaú BBA from February 2002 to February 2009 and has been its executive vice president since February 2003. He was a general executive officer of Banco Itaú Argentina between 1995 and 2001. Mr. Barbosa de Oliveira has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in science from the Massachusetts Institute of Technology (MIT).

Ms. Claudia Politanski was elected our executive officer on November 12, 2008 (with investiture on November 27, 2008) and is currently responsible for the legal and compliance legal divisions of the executive directors’ office and also acts as general legal counsel. She joined Unibanco in 1991 and was elected executive officer in 2007. Ms. Politanski has a law degree from the Universidade de São Paulo. She also holds a master’s degree in laws, or LL.M., from the University of Virginia and a MBA from the Fundação Dom Cabral, Minas Gerais.

Mr. Marcos de Barros Lisboa was elected our executive officer on April 29, 2009 (election pending ratification by the Central Bank) and is currently responsible for the operational risk and efficiency area of the executive directors’ office.  He was elected  executive officer of Unibanco in July 2006. From 2001 to 2003, he was the academic director of the graduate school of economics of Fundação Getulio Vargas, Rio de Janeiro. He was also Secretary of Economic Policy at the Finance Ministry from 2003 to 2005 and chief executive officer of the Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil) from 2005 to 2006.  He was also elected member of the boards of directors of AIG Brasil Cia. de Seguros and Unibanco AIG Seguros S.A. in 2008.  He holds a bachelor’s degree and a master’s degree in economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Mr. Lisboa held academic positions at the department of economics of Stanford University and at the Fundação Getulio Vargas, São Paulo.

Mr. Ricardo Baldin was elected our executive officer on April 29, 2009 (election pending ratification by the Central Bank) and is currently responsible for the internal audit division of the executive directors’ office. In 1977 he joined PricewaterhouseCoopers as a trainee and was a partner for 18 years.  As an independent auditor, he was the leading partner of the financial institutions area. He was also the partner responsible for PwC’s financial institutions group in South America, where he was responsible for the coordinating various projects in the region, including the evaluation of the Ecuadorian financial system.  He was a director of the National Association of Financial, Administrative and Accounting Executives, or ANEFAC, and was also responsible for the financial institutions group at IBRACON for several years. Mr Baldin has a bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, Rio Grande do Sul and university extension courses in management and finance from the Fundação Dom Cabral and Fundação Getulio Vargas.

Mr. Rodolfo Henrique Fischer was elected our executive officer on February 22, 1999 (with investiture on March 18, 1999) and is currently responsible for the corporate treasury, banking, ALM, products and clients division of the executive directors’ office.  He has held various positions in Itaú Holding between 1984 and 1999, among which, general manager of exchange and foreign trade between 1991 and 1994 and managing director of exchange and foreign trade between 1994 and 1999. Mr. Fischer is the head of our treasury and financial area. He has been an executive officer of Unibanco since November 2008. He was a member of the board of directors of Itaú BBA from February 2003 to February 2009 and the president of the board of CIP – Câmara Interbancária de Pagamentos. Mr. Fischer has been a member of the board of directors of the Emerging Markets Trade Association, or EMTA, since January 2006. He was a member of the board of directors of the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro), or ANDIMA, until April 2007 and member of the board of directors of the BM&F until October 2007. Mr. Fischer has a bachelor’s degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in management from the Massachusetts Institute of Technology (MIT).

Mr. Sérgio Ribeiro da Costa Werlang was elected our executive officer on April 30, 2003 (with investiture on October 1, 2003) and our chief risk officer since May 2008. He is currently responsible for the risk and financial controls area of the executive directors’ office.  He was our senior managing director from March 2002 to March 2003. He has been a member of Itaú BBA since April 2005 and an executive officer of Unibanco since November 2008. He was a deputy governor for economic policy for the Central Bank from February 1999 to September 2000; he was executive officer of Banco BBM from October 1997 to December 1998. He was a director for research and administrative resources and asset management of Banco BBM S.A. from 1994 to 1998. Mr. Werlang has a degree in naval engineering from the Universidade Federal do Rio de Janeiro, a master degree in mathematical economics from Instituto de Matemática Pura e Aplicada do Rio de Janeiro and a PhD in economics from the Princeton University.

 Mr. Silvio Aparecido de Carvalho was elected our executive officer on October 23, 2000 (with investiture on January 2, 2001) and our chief financial officer since May 2008. He is currently responsible for the controller’s division of the executive directors’ office. He was our general manager from 1984 to 1986, our technical officer from 1986 to 1988, a managing director from 1988 to 1999, and our senior managing officer from 1999 to 2000. He was the investor relations officer of Itaubank Leasing S.A. Arrendamento Mercantil from September 2007 to February 2009. Mr. Carvalho has a degree in business administration and accounting sciences from the Economics, Business Administration and Accounting Sciences Faculty of the Universidade de São Paulo, a master’s degree and Ph.D. in comptrollership and accounting from the same university, both obtained with honors. He concluded the Stanford Executive Program at Stanford University in 1985 and also concluded INSEAD (France) Specialization Courses in the Banking Area. He has been a lecture at the Universidade de São Paulo since 1976.

Mr. Carlos Elder Maciel de Aquino has been our officer since April 29, 2009 (pending on the ratification of the Central Bank) and is currently responsible for the audit division I (cross functional alignment auditing). He joined Unibanco in 2001 and holds the position of officer for the audit area. Mr. Maciel de Aquino is has a degree in accounting sciences from the Universidade Federal de Pernambuco, a postgraduate degree in financial administration from FESP-PE, a post-graduation in economic engineering from Universidade Católica de Pernambuco and an executive MBA in finance from IBMEC-SP.

Mr. Jackson Ricardo Gomes has been our officer since August 28, 1995 (with investiture on September 29, 1995) and is currently responsible for the credit risk, insurance and operational division. He began working for the Itaú group in 1983 as an analyst in the area of economic control. He was department manager from 1988 to 1989 and general manager/superintendent from 1990 to 1995. He has been an officer of Itaucred since December 2003, of Banco Itaucard S.A. since April 2000 and a managing director of Banco Itauleasing S.A. since April 2000. Mr. Gomes has a degree in aeronautical engineering from the Instituto Tecnológico da Aeronáutica and an MBA from the University of Chicago.

Mr. José Eduardo Lima de Paula Araujo has been our officer since May 5, 2008 (with investiture on July 1, 2008) and is currently responsible for the legal support for proprietary M&A division. He was our legal business superintendent from August 2001 to April 2008. At that time he was in charge of the: (i) negotiations involving acquisitions, divestments, corporate restructurings, strategic partnerships and associations; (ii) management of the intellectual property rights of Itaú and its affiliates (copyrights, patents and more than 1,500 applications for registering trade marks) and the coordination of the procedures (economic concentration acts and administrative processes of conduct) with the Brazilian Anti-Trust Authorities; (iii) Secretary of the U.S. SEC 20-F disclosure committee and consultant on disclosure of material acts or facts and trading policies. He was a consultant of Inter-American Development Bank from March 1998 to October 1999.  Mr. Paula Araujo has a law degree from the Universidade de São Paulo.  He has an LL.M. degree and an MBA from the George Washington University.

Mr. Luiz Felipe Pinheiro de Andrade has been our officer since April 29, 2009 (election pending ratification by the Central Bank) and is currently responsible for the market risk and liquidity division. He was an executive officer of Unibanco Asset Management between 2005 and 2009, of Unibanco Serviços de Investimentos’ back office and financial control of investment funds between 2003 and 2005 and was deputy officer between 1998 and 2003. He was a lecturer of Fundação Getúlio Vargas from 1998 to 2005 and of the PUC-RJ from 1989 to 1990. Mr. Pinheiro de Andrade has a Ph.D. in finance from the University of Colorado, a master of science degree in industrial engineering from the Pontifícia Universidade Católica do Rio de Janeiro and a master of science degree in mechanical engineering from the Universidade Federal de Minas Gerais.

Mr. Marco Antonio Antunes was elected our officer on March 13, 2000 (with investiture on April 12, 2000) and is currently responsible for the accounting division. He was the manager of the budget control department from December 1990 to May 1997 and general manager from June 1997 to February 2000. He has been an officer of Itaucred since February 2003, of Banco Itaucard S.A. since July 2000 and a managing director of Banco Itauleasing S.A. since April 2003. Mr. Antunes holds a degree in metallurgical engineering from Universidade Presbiteriana Mackenzie and a specialization (master’s degree level) in accounting and finances from the Universidade de São Paulo.

Mr. Wagner Roberto Pugliese was elected our officer on May 8, 2006 (with investiture on July 31, 2006) and is currently responsible for the audit division II (specific business structures alignment). He was our deputy managing director from May 2005 to April 2006. He was an auditing manager from 1990 to 1997, auditing superintendent from 1997 to 2002, and superintendent of auditing coordination from 2002 to 2005, responsible for the financing, international, capital markets and overseas operations, commercial and administration areas. Mr. Pugliese was an auditor at an independent auditor international firm from 1978 to 1980. He has been a sector director for internal accounting and compliance at FEBRABAN since 2004. He was a coordinator of the sub commission for internal accounting from 1999 to 2004, a second vice-president of the CLAIN - Latin American Internal Audit and Risk Management Committee within the FELABAN from 2002 to May 2007 and has been its president since June 2007. He has also been a representative of FELABAN in FEBRABAN since 1999. He was a national director of training at the Brazilian Institute of Internal Auditors from 1995 to 1997. Mr. Pugliese has a degree in business administration from IMES, an accounting degree from Universidade São Judas, and a post graduation degree in business administration from the Fundação Dom Cabral.

There are no pending legal proceedings in which any of our directors, nominees for director, or executive officers are a party adverse to us. We have no knowledge of any arrangement or understanding with major stockholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer, except the shareholders’ agreements mentioned in “Item 10C. Material Contracts - Association between Itaú and Unibanco Financial Groups” and “Acquisition of BankBoston in Brazil, Chile and Uruguay.”

6B.	Compensation

For the year ended December 31, 2008, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers for services rendered during that year in all capacities was approximately R$ 272.7 million. This number includes salaries in the amount of approximately R$ 229.0 million, profit-sharing plans and management participation in the amount of approximately R$ 43.5 million and contributions to pension plans we sponsor in the amount of approximately R$ 109.9 thousand. We are not required under Brazilian law to disclose the compensation of our directors, executive officers and members of our administrative, supervisory or management bodies on an individual basis, and we do not otherwise publicly disclose this information.

We have also granted options to our executive officers under the plan described in “Item 6E. Share Ownership – Stock Option Plan.” Each option gives to the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option. See “Item 6E. Share Ownership – Stock Option Plan” for information of the stock option plan and the changes deliberated at the extraordinary stockholders’ meeting held on April 24, 2009.

We present below the main terms of the options outstanding as of December 31, 2008:

As of December 31, 2008
Exercise price (in R$)	Quantity of options	Remaining term period (in years)
12.58	1,921,275	1 year
8.52	3,858,750	2 years
12.88	8,767,825	3 years
18.12	8,186,575	4 years
26.96	10,460,675	5 years
34.33	9,758,613	6 years
39.58	10,581,125	7 years
Total	53,534,838

In February 2008, we issued 10,579,375 stock options with an exercise price of R$ 36.00. These options will expire in December 2015.

In May 2008, we issued 18,750 stock options with an exercise price of R$ 36.00. These options will expire in December 2015.

Our compensation expense related to the stock option plans amounted to R$ 181 million (reversal of compensation), R$ 339 million and R$ 717 million for the years ended December 31, 2008, 2007 and 2006. The reversal of compensation in 2008 results from the decrease of the quote market price of our shares.

In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical assistance and dental care, educational expenses and private pension plan, in the amount of approximately R$ 4.2 million.

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

The members of our fiscal council and the alternate members have received a monthly compensation of R$ 10,000 and R$ 4,000, respectively.  As of the extraordinary stockholders’ meeting held on April 24, 2009, the members of our fiscal council and the alternate members are entitled to receive a monthly compensation of R$ 12,000 and R$ 5,000, respectively.

The data presented in this section does not include the information regarding Unibanco.

6C.	Board Practices

For information concerning the election of our directors and officers and their respective term of office, please see “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management.”

Our directors have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

For information concerning the duties of the board of directors, see “Item 10B. Memorandum and Articles of Association.”

STATUTORY BODIES

Fiscal Council

According to the Brazilian Corporate Law, the adoption of a fiscal council is voluntary. Our fiscal council has been established annually since 2000, even when our bylaws did not provide a permanent status to our fiscal council. The fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by stockholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established by the Brazilian Corporate Law and encompass the oversight of management’s compliance with laws and bylaws, the issuance of a report on the annual and quarterly reports and certain matters submitted for stockholders’ approval and calling of stockholders’ meetings and the reporting of specific adverse matters arising at those meetings. Our fiscal council is composed of the following individuals, each of whom serves for a term of one year and were elected on April 24, 2009, by the annual stockholders’ meeting:

Name	Position	Date of Birth

Iran Siqueira Lima (*)	Member	05/21/1944
Alberto Sozin Furuguem (*)	Member	02/09/1943
Marcos de Andrade Reis Villela (**)	Member	04/12/1944
José Marcos Konder Comparato (*)	Deputy	09/25/1932
Paulo Alberto Schibuola (**)	Deputy	09/20/1945

 (*)  Members indicated by the controlling block of stockholders.
(**) Members indicated by the holders of preferred shares.

Audit Committee

In accordance with CMN regulation, all financial institutions that (i) have reference assets or consolidated reference assets equal to or in excess of R$1 billion; (ii) manage third-party funds of at least R$1 billion; or (iii) hold deposits and manage third-party funds in an aggregate amount of at least R$5 billion, are required to have an in-house audit committee.

Audit committees should be created subject to an express provision in the bylaws of the respective financial institution and should be composed of at least three members, one of which specializes in accounting and auditing.  For further information, see “Item 16.A Audit Committee Financial Expert.”  Audit committee members of publicly held financial institutions may not (a) be or have been in the previous twelve months: (i) an officer of the institution or its affiliates; (ii) an employee of the institution or its affiliates; (iii) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution; or (iv) a member of the institution’s fiscal council or that of its affiliates and (b) be a spouse or relative (first or second-degree relative) of the persons described in items (a)(i) to (iii).

Audit committee members of publicly held financial institutions are also prohibited from receiving any other kind of compensation from the institution or its affiliates other than that relating to their respective office as a member of the audit committee.  In the event an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, such member must opt for compensation related to only one of the offices.  The audit committee should report to the board of directors or officers, as applicable and its principal functions are to oversee:

•	the quality and integrity of the financial statements of Itaú Unibanco Holding’s financial group,

•	the compliance with legal and regulatory requirements,

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding’s financial group,

•	the performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding’s financial group,

•	the quality and the effectiveness of the internal controls and risk management systems of Itaú Unibanco Holding’s financial group, and

•	the recommendations for hiring and replacement of independent auditors to the board of directors.

According to Central Bank regulations, the audit committee is required to be a corporate body, created by stockholder resolution, which is separate from the board of directors.  Notwithstanding the requirement of separate corporate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements.  In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company.  Furthermore, Brazilian regulation permits the creation of a single committee for an entire group of companies.

Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the respective identification of the same, including:

•	non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the administration of said institution;

•	relevant fraud perpetrated by entity employees or third parties; or

•	errors that result in significant mistakes in the accounting records of the entity.

Our audit committee is comprised of the individuals named in the table below, and each of whom serves for a one year term.  For more information on our audit committee, see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Name	Position
Gustavo Jorge Laboissiere Loyola	Chairman
Alcides Lopes Tapias	Member
Eduardo Augusto de Almeida Guimarães	Member
Guy Almeida Andrade	Member and finance expert
Tereza Cristina Grossi Togni	Member and finance expert

See “Item 6A. Directors and Senior Management” for the biographies of Gustavo Jorge Laboissiere Loyola and Alcides Lopes Tapias. Set forth below are brief biographical descriptions of Mr. Eduardo Augusto de Almeida Guimarães, Mr. Guy Almeida Andrade and Ms. Tereza Cristina Grossi Togni.

Mr. Guy Almeida Andrade has been member of our audit committee since December 2008.  He was a member of the audit committee of Unibanco from April 2004 to December 2008. He began his career in 1974 at Magalhães Andrade S/S Auditores Independentes, where he became a partner in 1982, position he currently holds. In 1984, he joined an interns program at Dunwoody & Co., Toronto, Canada. In 1983 he was admitted to the Chamber of Independent Auditors of the IBRACON. From 2002 to 2004, he was president of the National Executive Board of IBRACON, where he held the position of alternate Director for Brazil for the Inter-American Accounting Association from 1999 to 2003. In 2000, he was elected as a member of the board of directors of the International Federation of Accountants – IFAC, headquartered in New York, a position he held until November 2006. Mr. Andrade is the chairman of IFAC’s Audit Committee. In 2003 he founded RBA Global Auditores Independentes, where he holds the position of administrative director.  Mr. Guy Almeida Andrade has a bachelor’s degree in accounting from the Universidade de São Paulo and a bachelor’s degree in business administration from Universidade Mackenzie.

Mr. Eduardo Augusto de Almeida Guimarães has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008.  He previously held the positions of president of the IBGE, from 1990 to 1992; National Treasury Secretary at the Ministry of Finance, from 1996 to 1999; chairman of the Banco do Estado de São Paulo S.A. – BANESPA, from 1999 to 2000 and chairman of Banco do Brasil, from 2001 to 2003.  He has been a member of the boards of directors of various companies such as Banco do Brasil, Caixa Econômica Federal, BNDESPAR and Banco Nossa Caixa. He has also undertaken various academic functions such as Dean of the Economics Institute of the Universidade Federal of Rio de Janeiro, lecturer in the Economics Department of the Pontifícia Universidade Católica of Rio de Janeiro and the Economics and Business Administration Faculty of the Universidade Federal Fluminense.  Mr. Guimarães has a degree in civil engineering, a degree in economics, a master’s degree in production engineering from the Universidade Federal do Rio de Janeiro and a Ph.D in economics from the University of London.

Ms. Tereza Cristina Grossi Togni has been a member of our board of directors since February 2004 and a member of the audit committee of Itaú Unibanco Holding’s financial group since July 1, 2004. Ms. Grossi was appointed by our board of directors as our financial expert in compliance with the requirements and responsibilities set forth by Resolution 3,198 of the CMN and the Sarbanes-Oxley Act, due to her qualifications in the accounting and auditing areas. She was a member of the board of directors and deputy governor responsible for banking supervision of the Central Bank from April 2000 to March 2003, she was also a consultant, deputy head and department head for supervision from 1997 to March 2000 and inspector and supervision coordinator in Belo Horizonte from August 1984 to February 1997. She has been a member of the advisory banking board of the Toronto International Leadership Centre for Financial Sector Supervision since 2003. She graduated in business administration and accounting from the Universidade Católica de Minas Gerais in 1977 and has completed post graduation courses in Switzerland and in the United States.

For more information about the regulation of audit committees and exemptions applicable thereof, see “Item 4.B Business Overview – Regulation and Supervision – Regulation by the Central Bank – Regulation of Independent Auditors” and “Item 16.D – Exemptions from the Listing Standards for Audit Committees.”

COMMITTEES OF THE BOARD OF DIRECTORS

The information provided below relate to the members of the appointments and compensation committee, capital and risks management committee, accounting policies committee, disclosure and trading committee, advisory board and international advisory board as of December 31, 2008.

Appointments and Compensation Committee

In 2005, our annual stockholders’ meeting approved the creation of the compensation committee with one independent board member. The compensation committee establishes the compensation of our directors, allocation of global and annual budget determined by our annual stockholders’ meetings, payments under profit sharing programs, stock options and benefits of any kind and representation budgets, taking into account the responsibilities, time spent on duties, competence and professional reputation and market value of services.  The committee also guides compensation policy for directors of subsidiaries. According to the decisions taken by the annual and extraordinary stockholders’ meeting held on April 26, 2006, we changed the name of the compensation committee to appointments and compensation committee and the committee’s composition, objectives and purposes were expanded to include the following responsibilities:  (i) the analysis and proposal of candidates for appointment to the board of executive officers; (ii) the proposal to the board of directors of candidates for the statutory committees; (iii) the raising of potential conflict of interest related to the participation of members of the board of directors or the board of executive officers in the statutory bodies of other corporations; and (iv) the proposal of criteria for evaluating the activities of the board of directors. For information regarding the responsibilities of our appointments and compensation committee, see “Item 6E. Share Ownership.”

Our appointments and compensation committee is composed by six to eight persons elected annually by our board of directors from among the members of our board, from our board of executive officers and from our subsidiaries and professionals of proven knowledge in the area, conditional upon the majority of the committee being members of our board of directors.  On December 31, 2008, our appointments and compensation committee was composed by the following individuals, as appointed by our board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Carlos da Camara Pestana	President	07/27/1931
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Fernão Carlos Botelho Bracher	Member	04/03/1935
José Carlos Moraes Abreu	Member	07/15/1922
Roberto Egydio Setubal	Member	10/13/1954
Roberto Teixeira da Costa	Member	02/05/1934

Capital and Risks Management Committee

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

Our capital and risks management committee is composed by six to eight persons elected annually by our board of directors from among the members of our board, from our board of executive officers and from our subsidiaries and from among professionals of proven knowledge in the area of risk management and the allocation of capital, conditional on the majority the committee’s members being members of the board of directors. On December 31, 2008, our capital and risks management committee was composed by the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Roberto Egydio Setubal	President	10/13/1954
Candido Botelho Bracher	Member	12/05/1958
Henri Penchas	Member	02/03/1946
Pérsio Arida	Member	03/01/1952
Ricardo Villela Marino	Member	01/28/1974
Rodolfo Henrique Fischer	Member	12/26/1962
Sérgio Ribeiro da Costa Werlang	Member	06/23/1959

Accounting Policies Committee

In 2008, our annual stockholders’ meeting approved the creation of the accounting policies committee. The accounting policies committee is responsible for reviewing and approving the accounting policies and procedures: (i) assuring full compliance with the regulatory standards and their uniform application throughout the Itaú Unibanco Holding group, with an emphasis on estimative, evaluation and judgmental criteria; (ii) monitoring the preparation of the account statements and the management’s discussion and analysis of the operation, on a quarterly basis, for the purposes of publication and dissemination.

Our accounting policies committee is composed by six to eight members elected annually by our board of directors from among the members of our board, from our board of executive officers and from our subsidiaries and from among professionals of proven knowledge in the accounting and auditing areas, conditional on the majority of the committee’s members being members of our board of directors. On December 31, 2008, our accounting policies committee was composed by the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Roberto Egydio Setubal	President	10/13/1954
Alfredo Egydio Arruda Villela Filho	Member	11/18/1969
Alfredo Egydio Setubal	Member	09/01/1958
Antonio Carlos Barbosa de Oliveira	Member	06/13/1951
Henri Penchas	Member	02/03/1946
Sérgio Ribeiro da Costa Werlang	Member	06/23/1959
Silvio Aparecido de Carvalho	Member	05/09/1949
Tereza Cristina Grossi Togni	Member	01/25/1949

Disclosure and Trading Committee

Our disclosure and trading committee is responsible for the management of the corporate policies regarding the disclosure of material facts and procedures for preventing insider trading, in order to:  (1) assure the transparency, quality and safekeeping of the information provided to stockholders, investors, the press, government authorities and other capital markets entities; (2) observe and apply the criteria established by the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of stockholders’ equity or other securities benchmarked against stockholders’ equity, among other responsibilities.

The scope of our committees’ performance covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of their administrators and collaborators.  We were the first listed company in Brazil to introduce and maintain a governance committee. CVM’s Instruction No. 358 established that it is compulsory for listed companies to adopt a disclosure policy, which facilitated the adoption of a trading policy. In addition to adopting both policies, we expanded the scope of Instruction No. 358 by establishing the committee, which was not specifically required by law. We used to have two committees, the trading and the disclosure Committees, which were considered statutory bodies at the annual stockholders’ meeting held in 2005 and were later unified into a single committee (the disclosure and trading committee) at the annual stockholders’ meeting held in 2006.

Our disclosure and trading committee is composed by our investor relations officer and from six to ten persons elected annually by our board of directors from among the members of our board, from our board of executive officers and our subsidiaries and from among professionals of proven knowledge in the capital markets' area, conditional on the committee's majority being comprised of members of our board of directors. On December 31, 2008, our disclosure and trading committee was composed by the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

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

Advisory Boards

We have an advisory board composed by three to twenty members, elected annually by our board of directors. It is the board's function to cooperate with the board of executive officers through suggestions for the solution of specific themes, the examination of which has been requested of it.

On December 31, 2008, our advisory board was composed by the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

Name	Position	Date of Birth

Fernando de Almeida Nobre Neto	Member	03/28/1951
Licio Meireles Ferreira	Member	01/06/1920
Vacant

Our international advisory board is a deliberating entity with no decision-making power that meets annually to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to our increasing presence in the international financial community. Our international advisory board is comprised of our president and CEO, as well as three to twenty other members who are knowledgeable of international economics and finance affairs.

Our international advisory board is composed by three to twenty members, elected annually by our board of directors. On December 31, 2008, our international advisory board was composed by the following individuals, each of whom serves for a term of one year, as indicated by the board of directors’ meeting held on May 5, 2008:

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

At the extraordinary stockholders’ meeting held on April 24, 2009, our stockholders eliminated the provisions related to our appointments and compensation committee, capital and risks management committee, accounting policies committee, disclosure and trading committee, advisory board and international advisory board.  As part of the process of integrating the financial activities of Itaú and Unibanco financial groups, we have engaged outside advisors to evaluate our existing practices and, in light of the best international corporate governance practices, establish a new structure of corporate governance. Thus, on June 24, 2009, our board of directors approved the following structure of committees of our board of directors:

Strategy Committee

Our strategy committee is responsible for corporate strategy, investments and budget.

The following members of our board of directors were appointed to compose our strategy committee: Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Arruda Villela Filho, Henri Penchas and Israel Vainboim.

Capital and Risk Management Committee

Our capital and risk management committee is responsible for managing our risks and assets.

The following members of our board of directors were appointed to compose our capital and risk management committee: Roberto Egydio Setubal, Gustavo Loyola, Pedro Luiz Bodin de Moraes, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

Appointment and Corporate Governance Committee

Our appointment and corporate governance committee is responsible for certain corporate governance matters; the selection and appointment of members of our board of directors and CEO; and the assessment of members of our board of directors and our CEO.

The following members of the board of directors were appointed to compose the appointments and corporate governance committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Henri Penchas, Israel Vainboim and Fernando Roberto Moreira Salles.

Personnel Committee

Our personnel committee is responsible for establishing the compensation, for defining stock options, talents, recruiting and training.

The following members of our board of directors were appointed to compose our personnel committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

In relation to the committees existing as of December 31, 2008, our board of directors determined (i) the extinction of the accounting policies committee, which former responsibilities were assigned to our management; (ii) that the disclosure and trading committee shall report to the our executive officers; (iii) that the appointments and compensation committee will have its responsibilities assigned to our personnel committee and to our appointments and corporate governance committee.

6D.           Employees

General

       The following table sets forth the number of our employees as of December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
	Number of Employees
Employees (on a consolidated basis)	71,354	66,104	59,907
Brazil	66,464	61,455	58,547
Abroad	4,890	4,649	1,360
Banco Itaú Argentina and subisidiaries	1,414	1,383	1,120
Banco Itaú Chile and subisidiaries	1,989	1,850	-
Banco Itaú Uruguay and subisidiaries	553	477	-
OCA Casa Financiera (Uruguay)	448	440	-
Banco Itaú Europa and subisidiaries	323	362	149
Others	199	167	118

              Employees from each of our business operations as of December 31, 2008, 2007 and 2006 are presented in the following table:

	December 31,
	2008	2007	2006
	Number of Employees
Itaú Unibanco Holding and subsidiaries:
Itaú Unibanco	61,098	55,165	50,733
Banco Itaú BBA	1,094	963	802
Itaucred	8,953	9,859	8,283
Corporation (Parent Company)	209	117	89
Total	71,354	66,104	59,907

The number of our employees increased by 19.1% from December 31, 2006 to December 31, 2008, as a result of new acquisitions and development of various segments, such as financing of vehicles, insurance, credit cards, consortium.

All of our employees are represented by one of the 209 labor unions in Brazil. The banking industry in Brazil has been the target of strikes organized by labor unions.  During the course of a strike, part of the normal office branches activities suffers from disruptions carried out by labor unions.  However, although we may suffer a disruption in our retail banking operations and, to a lesser extent, our corporate banking operations, we have not suffered significant losses in either sector through strike action.

The employer entity representing banking institutions is FENABAN, which negotiates with two Confederations, CONTRAF - National Confederation of Financial Industry Workers (Confederação Nacional dos Trabalhadores do Ramo Financeiro), and CONTEC, representing the employees.  They carry out annual wage negotiations to establish salaries update, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year.  We traditionally set the salary structure of our employees above these levels.  We seek to have good relationships with our employees and with the labor unions that represent them.  However, we are defendants in approximately 371 lawsuits in which labor unions dispute a variety of issues, such as economic plans, the integration of semester bonus on the base salary and certain aspects of legislation compliance.

We sponsor 14 pension plans for our employees that supplement what they receive under the Brazilian social security system.  Thirteen of these pension plans are managed by seven pension funds, independent legal entities established for that purpose only, under the supervision and control of a management board that is comprised of representatives of employers and employees. Eight of these plans are known as defined benefit plans, where the calculation of the benefit amount on retirement is determined by a set formula, the other remaining plans are known as defined contribution plans where the determination of the benefit amount depends on the investment returns. All these plans do no longer accept new members.

The only pension plan provided to new employees is the PGBL Plan (a defined contribution plan), which was established on August 1, 2002.

 As required by regulatory authorities in Brazil, an independent actuary determines the actuarial position of each plan every year, in accordance with actuarial methods generally accepted in Brazil and independent accountants examine the financial statements of entities that manage the plans. During 2008 and 2007, we made contributions to the pension plans at levels required by actuarial standards.

6E.	Share Ownership

Except for the stock indirectly owned by our controlling stockholders (owned through their participation in IUPAR, Itaúsa and E.Johnston), the members of our board of directors and our board of executive officers, on an individual basis and as a group, beneficially own less than 1% of the shares of our common stock and less than 1% of the shares of our preferred stock. See “Item 7A. Major Stockholders” for more information."

Stock Option Plan

We have been one of the first Brazilian companies to compensate executives with stock options, a practice that we have had since 1995.  Accordingly, part of our management’s variable compensation is in the form of stock options, thus generating commitment to our performance.  Our stock options plan became official and available at our investor relations’ website since 2002.

Our plan has been instituted with the purpose of integrating officers into Itaú Unibanco Holding’s medium and long-term development. Our stockholders, at the general extraordinary meeting held on April 24, 2009, have included the board of directors among the beneficiaries of the plan.  This facilitates their participation in the additional value which their work and dedication have created for the shares which represent Itau Unibanco Holding’s capital. It is designed to retain the services of our members of management and to obtain highly qualified employees.  Each option gives the holder the right to one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option.

The plan is governed by a committee to be appointed by our board of directors for the purposes of the plan. The committee periodically designates the members of our management to whom stock options shall be granted in the quantities specified. In exceptional circumstances, stock options may be granted to the members of management of controlled companies or to senior employees of Itaú Unibanco or the aforesaid companies. Our board of directors may modify the decisions of the committee at their first meeting after the date the options were granted. This not being the case, the options granted by the committee can be deemed to have been confirmed. The committee may only grant the options if our profits are sufficient to allow the distribution of the mandatory dividend in accordance with Brazilian Corporate Law. The amount of options granted in any given year may not exceed 0.5% of our total shares, at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to those options granted in any one of the seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the committee and outside certain suspension periods. The vesting period may vary, at the committee’s discretion, from one to five years from the date of issuance of the options. Suspension periods are time periods during which the CVM forbids directors from trading shares of the company with which they are affiliated and therefore no options may be exercised.

The exercise price of the option is determined by the committee at the time of the grant and shall be restated up to the month prior to the exercising of the option. In determining the exercise price, the committee will consider the average prices for our preferred shares on the days the BOVESPA is open for business, for the period of at least one and, at the most, three months prior to the issuance of the stock option, at the committee’s discretion. An adjustment of up to 20% more or less than the average price is permitted.

The plan also stipulates that, after the exercise of the option, the stockholder can dispose of half of his or her shares immediately and may dispose of the other half only after a period of two years from the date of the exercise of his or her option.

In addition, the general extraordinary meeting held on April 24, 2009, also created a new mechanism for the granting of options for officers who have, according to the criteria established by the committee and through the use of performance and leadership evaluation tools outstanding performance and potential. The committee may grant options which strike price is paid through the obligation of the beneficiary to invest, in shares of Itaú Unibanco Holding, 20% of the net participation in the profits and results which they have received with respect to the preceding year. The officers to whom these options were granted must keep the property of the shares unaltered and with no encumbrances of any nature from the date the option was granted until its exercise. Each share acquired pursuant this procedure entitles the officers to receive one stock option.

The general extraordinary meeting held on April 24, 2009 has also approved the assumption by Itaú Unibanco Holding of all the rights and obligations that Unibanco and Unibanco Holdings had under their respective stock option plans. After this assumption, the options held by the executives to acquire shares issued by Unibanco and Unibanco Holdings were exchanged by options to acquire shares of Itaú Unibanco Holding, at the same exchange ratio used for the Association.

For further information relating to the issuance of our stock options, see “Item 6B. Compensation.”  For more information regarding our stock option plans, see Note 26 to our consolidated financial statements.

ITEM 7    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Stockholders

In accordance with our bylaws, our capital stock is divided into two classes of shares: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our stockholders, and there are no differences in the voting rights conferred by each of our common shares. See “Item 10B. Memorandum and Articles of Association – Voting Rights” for information regarding our capital stock and our two classes of stock.

The following table sets forth certain information as of April 30, 2009 with respect to:

•             any person known to us to be the beneficial owner of more than 5% of our outstanding common shares,

•             any person known to us to be the beneficial owner of more than 5% of our outstanding preferred shares, and

•             other significant holders of our common and preferred shares.

	Common Shares		Preferred Shares		Total
	Total		Total		Total
	Number of	% of	Number of	% of	Number of	% of
	Shares		Shares		Shares
	(per share, except percentage amounts)

IUPAR – Itaú Unibanco Participações S.A.	1,061,396,457	51.00	0.00	0.00	1,061,396,457	25.54
CNPJ 04.676.564/0001-08
Itaúsa – Investimentos Itaú S.A.	749,877,846	36.03	70,075	0.01	749,947,921	18.05
CNPJ 61.532.644/0001-15
Bank Of America Corporation (BAC)	51,342,090	2.47	171,295,235	8.26	222,637,325	5.36
CNPJ 08.387.504/0001-18
Barclays Plc (by its subsidiaries)	0.00	0.00	111,406,191	5.37	111,406,191	2.68
CNPJ 08.387.504/0001-18
Treasury Stock	2,002	0.00	52,966,075	2.55	52,968,077	1.27
Others	218,551,128	10.50	1,738,489,464	83.81	1,957,040,592	47.10
Total	2,081,169,523	100.00	2,074,227,040	100.00	4,155,396,563	100.00

Until March 24, 2003, Itaúsa was the direct controlling stockholder of Itaú Unibanco (formerly Banco  Itaú) through its 85.6% direct ownership of its common shares. Itaúsa is a holding company controlled by members of the Egydio de Souza Aranha Family, which includes Alfredo Egydio Arruda Villela Filho, one of our vice chairmen, Alfredo Egydio Setubal, one of our directors and one of our executive vice presidents, Ricardo Villela Marino, one of our directors and officers and Roberto Egydio Setubal, one of our vice chairmen and chief executive officer. Itaúsa holds equity interests in several companies active in the financial and real estate industries, as well as the lumber, ceramic, chemical and electronics industries.

After March 24, 2003, as a result of a corporate reorganization, Itaú Unibanco Holding became the direct controlling stockholder of Itaú Unibanco  with 100% of its stock.

As a result of the Association between Itaú and Unibanco, Itaú Unibanco Holding is controlled by IUPAR, a holding company controlled (i) by Itaúsa, which holds 50% of its common stock and 100% of its preferred stock, and (ii) by  E.Johnston, a holding company controlled by the Moreira Salles Family, which holds 50% of its common stock.

See “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts - Association between Itaú and Unibanco Financial Groups.”

Moreover, BAC is an important stockholder of Itaú Unibanco Holding, and holds 5.36% of our total capital, as of April 30, 2009.

On April 6, 2009, Barclays Plc through its subsidiaries acquired 5.37% of the preferred shares of Itaú Unibanco Holding.

The table below contains information regarding the ownership of our shares and ADSs as filed by the holders of such shares and ADSs in the United States, according to our internal share record, as of April 30, 2009:

	April 2009
	Number	Number of
	of Shares	Shareholders
Common Shares	51,374,979	8
Preferred Shares	349,584,083	294
Preferred Shares Represented by ADS	681,060,730	1	(*)
Total	1,082,019,792	303
(*) The Bank of New York Mellon.

7B.	Related Party Transactions

We have engaged in a number of transactions with related parties.  Our granting of credit to our executive officers, directors or affiliates is subject to restrictions under Brazilian law. Under Brazilian law, financial institutions may not grant loans or advances to:

•	any individual, or the immediate family members of the individual, or entity that controls the financial institution or any entity under common control with the financial institution,

•
any executive officer, director or member of the fiscal council of the financial institution, or the immediate family members of these individuals, or entity in which the individual directly or indirectly holds 10% or more of the capital stock,

•	any entity controlled by the financial institution, or

•
any entity in which the financial institution directly or indirectly holds 10% or more of the capital stock or which directly or indirectly holds more than 10% of the financial institution’s capital stock.

As of the date of this annual report, we believe that we are in compliance with the restrictions under Brazilian law. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions.  See “Item 4B. Business Overview – Regulation and Supervision.”

We have always conducted transactions with companies that are part of our consolidated group on an arm’s length basis, according to prices, terms and rates that follow market standards and practices.  We have eliminated the results of these transactions in our consolidated position. These operations are generally banking and interbanking transactions.  The table below sets forth the details of these operations.

	(in millions of R$)
Balances	2008	2007	2006
Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	187,716	172,081	101,393
Securities issued by consolidated entities and acquired by other consolidated entities	96,107	68,816	50,664
Securities repurchased and resale agreements between consolidated entities	34,475	19,520	14,825
Investment revenues	22,680	16,029	11,283
Derivative financial instruments - Liabilities	9,747	4,055	3,665
Debentures revenues	30,385	11,773	3,658
Loans to consolidated entities	4,389	2,922	1,030
Dividends	2,524	2,244	1,034
Foreign currency purchases and sales to be settled between consolidated entities	4,987	10,931	1,484
Borrowings and on-lendings between consolidated entities	10,431	6,681	1,306
Fees receivable/payable between consolidated entities	96	406	172
Tax and social securities contributions	319	289	275
Deferred income	16	18	14
Interbank accounts of subsidiaries	15	32	25
Negotiation and intermediation of securities	183	17	6
Interest Expense	(31,507)	(20,633)	(14,186)
Other balances between consolidated entities	(13,541)	7,934	13,615
          The table below sets forth the operations between Itaú Holding and its consolidated subsidiaries with entities that follow the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

	(in millions of R$)
	2008	2007	2006
ASSETS
Dividends receivable
Serasa S.A.	-	-	17
Redecard S.A.	-	-	37
LIABILITIES
Non-interest bearing deposits
Itaú XL	129	-	-
Redecard S.A.	-	-	192
Deposits received under securities repurchase agreements
Olimpia	28	-	-

          The table below presents balances and transactions between Itaú Holding and others entities of the Itaúsa group.

	(in millions of R$, except percentages)
	2008	2007	2006
LIABILITIES
Demand deposits
ITH Zux Cayman Company Ltd.	55	-	-
Duratex S.A.	32	-	-
Interest-bearing deposits
Elekeiroz S.A.	38	22	-
Annual interest (%)	101.50% of CDI	101.50% of CDI	-
Elekeiroz S.A.	21	-	-
Annual interest (%)	101.50% of CDI	-	-
Itaúsa Empreendimentos S.A.	28	-	-
Annual interest (%)	102.30% of CDI	-	-
Itaúsa Empreendimentos S.A.	16	-	-
Annual interest (%)	102% of CDI	-	-
Duratex S.A.	39	10	-
Annual interest (%)	102.37% of CDI	104.45 of CDI	-
Trade notes payable
Itautec S.A.	7	8	16
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Services expenses
Itautec S.A. (1)	-	181	154
FUNBEP - Fundo de Pensão Multipatrocinado	2	-	-
Itaúsa - Investimentos Itaú S.A.	1	-	-
Rent expenses
Duratex S.A.	(2)	-	-
Itautec Philco S.A.	(2)	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	6	-	-
Itaúsa - Investimentos Itaú S.A.	1	-	-
Equipment and software purchase
Itautec S.A.	324	125	112
(1) Maintenance and services related to electronic equipment and software.

Itaú Unibanco Holding has made regular donations to Fundação Itaú Social, a charitable foundation whose objectives are:

•             to create the “Programa Itaú Social”, aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the areas of education and health;

•             to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social”, and

•             to act as a supplier of ancillary services to companies of the group.

Itaú Unibanco Holding is the founding partner and sponsor of the Instituto Itaú Cultural – IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The table below shows the donations to both entities and services rendered by Fundação Itaú Social to Itaú Unibanco Holding:

	(in millions of R$)
	2008	2007	2006
Donations by Itaú to
Fundação Itaú Social	-	2	2
Instituto Itaú Cultural	36	4	27
Rent expenses
Fundação Itaubanco	23	-	-
Service fees and commission income
Fundação Itaubanco	6	-	-

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8    FINANCIAL INFORMATION

8A.	Consolidated Financial Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

We are routinely involved in legal proceedings as part of the normal course of business, most frequently as plaintiff seeking recovery of overdue credits.  In addition, we are defendants in various lawsuits brought by customers, seeking indemnification for damages, as well as by account holding customers disputing adjustments to deposits required by the government under previous economic stabilization plans and various labor suits by employees disputing salary adjustments. We are also a defendant in several claims filed by labor unions. We are not a defendant in any material administrative proceeding with the CVM, SUSEP, the Central Bank or Municipalities. We are routinely involved in consumer complaints filed with the SUSEP and the Central Bank, which do not constitute an administrative proceeding.

Our management believes that our provisions, including interest, for legal proceedings in which we are the defendant, are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions.  It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. As of December 31, 2008, we had established reserves in the amount of R$ 1,550 million for civil litigation, R$ 1,990 million for labor-related lawsuits and R$ 7,834 million for tax-related lawsuits and administrative proceedings, involving federal and municipal taxes as well as social security taxes, in which we are contesting the tax levy  based on facts, illegality or unconstitutionality.  Although we cannot assure you that we will prevail in every case, our management does not believe that the ultimate outcome of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.”

 There are no material proceedings in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividend Policy and Dividends

General

Under Brazilian Corporate Law, distributable profits may be paid in the form of normal dividends or in the form of interest on stockholders’ equity.  The principal difference between dividends and interest on stockholders’ equity is their tax treatment, as discussed below.

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits of the corporation, comprising normal dividends and/or interest on stockholders’ equity, that must be distributed to the stockholders as described below. See “Item 10B.  Memorandum and Articles of Association – Preferred Shares and Common Shares – Calculation of Distributable Amount”.

 Under our bylaws, we are required to distribute to our stockholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of the distributable amount (adjusted net profit, as per article 202 of Law No. 6,404/76), or the mandatory dividend, in any particular year. Our board of directors may also declare the payment of interim dividends from retained earnings and profit reserves. Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. Each preferred share will be entitled to a priority minimum annual dividend of R$ 0.022.

Under Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if management reports to stockholders at a meeting that the distribution would be incompatible with the financial circumstances of the company and the stockholders ratify this decision at a  meeting.  In this case, the fiscal council, if active, must prepare and issue an opinion about the report of management and management must forward an explanation to the CVM, within five days of the stockholders’ meeting, justifying the decision made at the stockholders’ meeting. The profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

Payment of Dividends

We are required to hold an annual stockholders’ meeting by no later than April 30 of each year at which an annual dividend may be declared or ratified. Additionally, interim dividends may be declared by our board of directors. According to Brazilian Corporate Law, the payment of dividends must occur prior to the end of the fiscal year in which the dividend was declared. A stockholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment.

Stockholders who do not reside in Brazil must generally register with the Central Bank to have dividends and/or interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E. Taxation – Brazilian Tax Considerations – Registered Capital”. The preferred shares underlying the ADSs will be held in Brazil by the custodian (as agent for the depositary), which will be the registered owner on the records of the registrar of our preferred shares. The registrar will be The Bank of New York Mellon.

Payments of cash dividends and cash distributions, if any, on preferred shares underlying the ADSs will be made in Brazilian currency to the custodian or to the depositary, which will then convert or cause to be converted as promptly as practicable those proceeds into U.S. dollars. The custodian or the depositary will deliver the converted proceeds to the holders of our ADSs, in proportion to the number of ADSs representing the preferred shares held by holders; provided, however, that in the event that we, the custodian or the depositary are required to withhold from cash dividend or other cash distribution an amount of taxes or other governmental charges, the amount distributed to the holder of the ADSs shall be reduced accordingly.  In the event that the custodian or the depositary is unable to immediately convert the Brazilian currency received as dividends and/or interest on stockholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted.  See “Item 3A.  Selected Financial Data – Exchange Rates” and  “Item 10E. Taxation – Brazilian Tax Considerations” (for tax implications).

Dividend Policy

We currently intend to pay dividends and/or interest on stockholders’ equity equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that our board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares. We pay a fixed amount of dividends monthly, which is equal to R$ 0.012 per share. As this fixed amount per share will be maintained after the inclusion in the stockholders’ position of the stock dividend approved by our extraordinary stockholders’ meeting held on April 24, 2009, the total value we pay monthly to stockholders will be increased in 10% as a result of such inclusion.

Regarding our monthly distributions, the record date in Brazil for the monthly payment is the last business day of the preceding month and in the United States the record date is three business days after the Brazilian record date. The payment of the dividend is the first business day of the following month. For example, for the dividends of June 2009, the record date in Brazil is May 29, 2009, the record date in the United States is June 3, 2009 and the payment date is July 1, 2009.

8B.	Significant Changes

See “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups” and “Item 10C. Material Contracts – Association between Itaú and Unibanco Financial Groups.”

ITEM 9    THE OFFER AND LISTING

9A.	Offer and Listing Details

Our preferred shares trade on the New York Stock Exchange, or NYSE, under the symbol “ITUB” in the form of American Depositary Shares, or ADSs.  We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.  Each ADS represented 500 preferred shares at the time.  On October 20, 2004, we effected a reverse stock split whereby each two ADSs represented one preferred share.  On October 2005, another stock split was effected in Brazil and the ADS to preferred share ratio changed to 1:1.  On October 2007, we effected a stock split, whereby a new ADR was distributed for each ADR being traded on the NYSE.  On June 2008, we effected a stock split, whereby four new ADRs were distributed for each ADR then being traded on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

We are a public company with shares traded on the market since our foundation, in 1945, date of our registration with the BOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BOVESPA under the symbol “ITUB4” for the preferred shares and “ITUB3” for the common shares without par value.

As of December 31, 2008, there were:

•
an aggregate of 2,074,227,040 preferred shares issued, including 58,763,000 held as treasury shares, and 2,081,169,523 common shares issued (including the issuance of 527,750,941 common shares and 614,237,130 preferred shares, in light of the Association with Unibanco, according to the extraordinary stockholders’ meeting held on November 28, 2008), and

•
51,706,999 common shares and 713,451,160 preferred shares held by foreign investors (this number was calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody and also includes the stake held by BAC), representing 3.3% and 48.5%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act.  As a result of a stock split effected on October 3, 2005, one ADS came to represent one preferred share without par value.  As of December 31, 2008, there were approximately 289.1 million ADSs outstanding, representing approximately 19.7% of the preferred shares.  All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon.  As of December 31, 2008, there were 50 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits (Certificados de Depósitos Argentinos) or CEDEARs, in the Argentine Stock Exchange (Bolsa de Comércio de Buenos Aires), or BCBA.  Currently, one CEDEAR represents one preferred share without par value.  As of December 31, 2008, there were approximately 4.674.000 CEDEARs outstanding.

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

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2004	16.40	8.92	6.06	2.85
2005	23.96	15.02	10.99	5.65
2006	31.00	20.41	14.80	8.93
2007	41.20	27.00	23.34	12.62
2008	41.90	16.91	25.38	7.32

2007
1st quarter	32.00	27.00	15.26	12.62
2nd quarter	36.00	28.04	18.52	13.69
3rd quarter	37.84	28.48	20.45	13.48
4th quarter	41.20	32.82	23.34	17.74

2008
1st quarter	36.78	28.46	21.68	16.14
2nd quarter	41.90	31.64	25.38	18.39
3rd quarter	34.89	27.00	22.06	13.96
4th quarter	32.44	16.91	16.88	7.32

2009
1st quarter	30.28	20.32	13.83	8.39

Share prices for the most recent six months are as follows:

January 2009	30.28	22.11	13.83	9.38
February 2009	26.43	21.91	11.73	9.21
March 2009	26.93	20.32	12.04	8.39
April 2009	30.72	25.22	14.10	11.01
May 2009	33.40	28.00	16.45	13.34
June 15, 2009	31.63	30.14	16.26	15.49

Source: Economática System

          The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2004	6.07	2.83
2005	11.07	5.64
2006	14.58	8.87
2007	23.50	12.62
2008	25.88	6.70

2007
1st quarter	15.28	12.62
2nd quarter	18.64	13.72
3rd quarter	20.47	13.38
4th quarter	23.50	17.87

2008
1st quarter	21.80	16.02
2nd quarter	25.88	18.48
3rd quarter	22.03	11.42
4th quarter	19.48	6.70

2009
1st quarter	13.96	8.30

Share prices for the most recent six months are as follows:

January 2009	13.96	9.05
February 2009	11.79	8.56
March 2009	12.12	8.30
April 2009	14.15	10.95
May 2009	16.40	13.27
June 15, 2009	16.25	15.36

Source: Economática System

9B.         Plan of Distribution

Not applicable.

9C.         Markets

Trading on the Brazilian Stock Exchanges

In 2000, the stock exchanges in Brazil executed a memoranda of understanding, and from that date on all securities are traded only on the BM&F and the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which continued to be traded on the Rio de Janeiro Stock Exchange.

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

Throughout its history, the BOVESPA has undergone changes in order to streamline its structure.  On August 28, 2007 there was a corporate restructuring process that resulted in the merger of BM&F and BOVESPA. The group underwent another restructuring process in November 28, 2008, by which the holding company of the group, BOVESPA incorporated the fully-owned subsidiaries, the Bovespa – Bolsa de Valores de São Paulo (BVSP), which was responsible for the operations of the stock exchange and the organized over-the-counter markets and the CBLC, which provided settlement, clearing and depository services.

Those corporate restructurings have consolidated the demutualization process, thereby causing the access to the tradings and other services rendered by the stock exchange to be unpegged from the stock ownership.  In the former operating format of the BOVESPA, only the brokers that were members of the stock exchange were allowed to trade.

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

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the 392 companies listed on the BOVESPA was equivalent to approximately R$ 1,375 billion, and the 10 largest companies listed on the BOVESPA represented 52.4% of the total market capitalization of all listed companies. By comparison, as of December 31, 2008, the aggregate market capitalization of the nearly 1,913 companies listed on the NYSE was approximately US$ 14.3 trillion, and the 10 largest companies listed on the NYSE represented approximately 15% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal stockholder.

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

The Brazilian securities law, the Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority stockholders.  On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002.  In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information.  See “Corporate Governance Practices” below.  The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors.

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading (free-float), (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling stockholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of the agreements entered with related parties, and (f) make a schedule of corporate events available to stockholders.

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

We focus on creating value for our stockholders.  We believe that one of the ways have found to generate value for our stockholders is to maintain good practices of corporate governance, as a long-term continuous process, designed to ensure sustained growth of the company.  For many years we have been following principles relating to disclosure, minority stockholders’ rights and transparency as part of our corporate governance initiatives. For example, we are a public company with shares traded on the market since its foundation, in 1945, date of our register at the BOVESPA.  In February 2002, we listed our Level II ADRs on the NYSE and have therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP format and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

Public meetings are one of the most important channels of communication with the bank and are highly appreciated by investors, analysts and stockholders.  The opportunity to interact with members of our senior management and discuss strategies and profitability can be a decisive factor when making an investment decision.  The BOVESPA requires companies listed on the Corporate Governance Levels to hold at least one meeting with investors every year.  We have been holding public meetings at the regional offices of the Association of Capital Market Investment Analysts and Professionals (locally APIMEC) and making several presentations in the United States and Europe since 1996.  When making these presentations, have the opportunity to provide the financial community with details regarding our performance, strategies for adding value and perspectives for the future and other relevant issues. As a commitment to further strenghten its position in the Brazilian capital market, we have also made presentations at APIMEC’s regional offices in different cities covered by APIMEC regional offices since 2002.  In 2007 we made sixteen presentations at APIMEC, nine roadshows in the United States and Europe, four teleconferences in Portuguese and four teleconferences in English on quarterly reports and relevant facts among other presentations that were made in Brazil at seminars, conferences and congresses on a wide range of subjects related to our performance and the capital market.

In November 2004, we became the first Brazilian company to voluntarily adopt treasury operational rules.  These rules are the result of an international study of the market’s best practices and now govern all of our stock.  Our senior management believes these rules provide a number of benefits such as decrease in operational, financial and strategic risk, reduced risk of market concentration or improper price formation, reinforcement of the strategy of repurchasing securities aimed at preserving liquidity and value for stockholders and corporate governance best practices, guaranteeing greater transparency for transactions.

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

In line with best disclosure practices, the Bank has voluntarily made available the financial statements for the years 2006 and 2007 in XBRL format.

For more information about the members of our board of directors, stock options plan, fiscal council, audit committee, appointments and compensation committee and policy on disclosure and trading committee, see “Item 6C.  Directors, Senior Management and Employees - Board Practices.”

For more information on our corporate governance practices, including tag-along rights and our Code of Ethics, see “Item 10B. Memorandum and Articles of Association” and “Item 16B. Code of Ethics”.

Disclosure Requirements

Pursuant to the CVM Rule No. 358 of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

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

On July 13, 2007, the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS.  To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the CVM to issue accounting rules conforming to the accounting standards adopted in international markets.  Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

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

Registration and Purpose

We are a publicly held corporation with our principal place of business in the city of São Paulo, Brazil, governed mainly by our bylaws and by the Brazilian Corporate Law. Our Corporate Taxpayer Enrollment No. (CNPJ) is 60.872.504/0001-23 and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under No. 35300010230.

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

Pursuant to our bylaws the age limit for holding a position on our board of directors is 70 years old.

Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers and establishing their functions,

•	appointing officers to comprise the boards of executive officers of the controlled companies as specified,

•	supervising our management and examining our corporate books,

•	convening stockholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	deciding on budgets for results and for investments and respective action plans,

•	choosing and removing the external auditors,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	determining the payment of interim dividends, interest on stockholders’ equity,

•	deciding on buy-back operations on a non-permanent basis,

•
deciding on the purchase and writing of put and call options supported by the shares  issued by us for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to the specific legislation,

•	to decide on the institution of committees to handle specific issues within the scope of our board of directors,

•	approving investments and divestments direct or indirect in corporate stakes for amounts higher than 15% of the book value of our company as registered in the last audited balance sheet,

•	deciding on the increase of capital within the limit of the authorized capital, pursuant to our bylaws.

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors elected by our stockholders at the annual stockholders’ meeting. The directors elect one chairman and three vice-chairmen from among their peers. The annual stockholders’ meeting held on April 24, 2009 elected the fourteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual stockholders’ meeting to be held in 2010.

Our board of executive officers is responsible for our day-to-day management.  It may be composed of a minimum of five and a maximum of 20 members. Our board of directors as of April 29, 2009 elected the 16 members of our current board of executive officers, which consists of the president, two executive vice presidents, seven executive officers and six officers, who collectively comprise our board of executive officers, all for a term of one year, whose term ends at the board meeting following the 2010 annual stockholders’ meeting.

Certain Provisions of Brazilian Law

Under Brazilian law, the controlling stockholders, directors and officers may not take or receive loans, pledges or advances from financial institutions in which they are stockholders, directors and/or officers.  In addition, financial institutions may not grant loans or advances to their affiliates, controlling stockholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the capital stock or the control, or companies in which our officers hold a managing position.  In addition, directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer.  Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

The aggregate compensation of our directors is established at our annual stockholders’ meeting and our board of directors is responsible for regulating the use of this amount.

Audit Committee

See “Item 6C. Board Practices” for information regarding our Audit Committee.

Fiscal Council

See “Item 6C. Board Practices” for information regarding our Fiscal Council.

Preferred Shares and Common Shares

General

Each common share entitles its holder to one vote at meetings of our stockholders. Holders of common stock are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$ 0.022 for each preferred share, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in article 13 of our bylaws, after ensuring the common shares the dividend established in (b) above.

There are no redemption provisions associated with the preferred shares.

On April 30, 2002, our stockholders approved a proposal from our board of directors to grant our holders of preferred stock tag-along rights, whereby in the event of a change of our control, the preferred stockholders are assured the right to sell their shares at a price of at least 80% of the price paid for the shares of the controlling block.

Capital Increases and Payment for Subscribed Stock

Our bylaws authorize our board of directors to increase our capital stock up to a limit of six billion shares, of which three billion must consist of common shares and three billion of preferred shares, without amending our bylaws.  The issuance of our stock may be made without considering our stockholders preemptive rights if made for the sale on a stock exchange, by a public subscription and exchange for our stock or in a public offering for the acquisition of our control.  Regardless of this provision, all increases in our capital stock must be ratified by the stockholder and the Central Bank.

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

Before the completion of the liquidation process and after all creditors have been paid, our stockholders, at our stockholders’ meeting, may resolve to make a pro-rata distribution among them, as corporate assets are being calculated.  The liquidator is responsible for, among other duties, the winding up of the company’s businesses, sale of its assets, payment of liabilities and distribution of the remaining assets among stockholders.

Liability of Our Stockholders for Further Capital Calls

Brazilian Corporate law does not provide for capital calls.  If there is an increase in our capital stock, the ownership interest of our stockholders could be reduced if they elect not to exercise their preemptive rights to subscribe for stock in the capital stock increase.

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

Our bylaws authorize a profit sharing plan for our directors and executive officers, as well as a stock option plan for management and employees.  Payment of compensation of our directors and executive officers will be established annually by our annual stockholders’ meeting in the form of an aggregate and annual amount specified for each one of these bodies. It is the responsibility of our board of directors to regulate the use and allocation of the amount set aside for compensation. The board of directors, under Brazilian law, provides that the amount of compensation, as a whole, does not exceed the minimum of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to directors and officers.

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

•
Reserve for Capital Increase in Companies Held by Itaú Unibanco Holding, limited to 30% of the value of our capital stock, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, is created with up to 50% of the fiscal year’s net earnings.

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

We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S.GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2008, 2007 and 2006.

The Brazilian Corporate Law provides that all discretionary allocations of net profits are subject to approval by the stockholders voting at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to stockholders. This interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on stockholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to stockholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%.  See “Item 10E. Taxation – Brazilian Tax Considerations – Interest on Stockholders’ Equity.” The amount paid to stockholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by the stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution.

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our stockholders. Holders of preferred stock are not entitled to vote at our stockholders’ meetings.

The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (but no longer than a period of three consecutive fiscal years) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made if those dividends are not cumulative or until those cumulative dividends are paid. Our bylaws set forth the period of three fiscal years.

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

Stockholders’ Meeting

Under the Brazilian Corporate Law, a general meeting of stockholders is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for the protection of our interests.  Stockholders voting at a general meeting have the exclusive power, among others, to:

•	amend the bylaws,

•	appoint or dismiss members of the board of directors at any time,

•	appoint members of the fiscal council,

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

The notice of a stockholders’ meeting must be published on three different dates on official newspapers widely circulated in São Paulo, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, an indication of the subject matter.  We also inform our stockholders of our stockholders’ meeting through our website and through the CVM, the BOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

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

•
in the event that the entity resulting from (i) a transfer of all our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly held company fails to become a Brazilian publicly held company within 120 days of the annual stockholders’ meeting in which such decision was taken.

The right to withdraw in the circumstances discussed in the first and second bullet points above only applies to the holders of the affected shares.

In accordance with Brazilian Corporate Law, the right to withdrawal lapses 30 days after publication of the minutes of the relevant stockholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred stockholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a stock redemption within ten days following the expiration of the 30-day term mentioned above if such redemption would jeopardize our financial stability.  In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the BOVESPA Index and if less than 50% of our shares is outstanding.

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

•
a tender offer at a purchase price equal to fair value for all outstanding stock would be required upon a delisting or a substantial reduction in liquidity of our stock as a result of purchases by the controlling stockholders,

•
any sale of control would require the stockholders to tender for the minority stockholders´ common shares and, as provided for in our bylaws, for the minority stockholders´ preferred shares, at a purchase price equal to 80% of the price per share paid to the controlling stockholder,

•
stockholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,

•
the controlling stockholders, the stockholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers would be required to disclose any purchase or sale of our stock to the CVM and the BOVESPA,

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

Under our bylaws (article 3, sub item 3.3), our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution, that controls the registration of those shares, Itaú Corretora.

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

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank or by the CVM, as the case may be, having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of stockholders.  Each participating stockholder will, in turn, be registered in our register of beneficial stockholders maintained by the stock exchange and will be treated in the same way as registered stockholders.

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

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under the CMN’s Resolution No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank; besides repatriation of the principal amount invested, such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, equivalent to the amount so distributed in reais in favor of those preferred shares. The registered capital for each preferred share purchased in Brazil, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares is determined under clause (iii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

10C.      Material Contracts

Joint Venture with Aenik

On September 3, 2007, Itaú Unibanco Holding entered into an agreement with Aenik Participações Ltda., or Aenik, to create and develop a company named Kinea Investimentos S.A., or Kinea, which is held 80% by Itaú Unibanco and 20% by Aenik. Kinea’s purpose is to manage alternative investments, focused on the operation of hedge and real estate equity funds and also private equity funds targeted at high net worth individual and corporate clients.

Joint Venture with Lopes

On December 28, 2007, Itaú Unibanco Holding, Itaú Unibanco, LPS Brasil – Consultoria de Imóveis S.A., or Lopes, and SATI – Assessoria Imobiliária Ltda., or SATI, a subsidiary of Lopes, entered into a joint venture agreement pursuant to which Itaú Unibanco Holding and its affiliates were granted a twenty-year exclusive right to distribute and sell financial products and services, such as real estate mortgage credit and financing of durable goods, to Lopes’ clients.  Lopes is the largest real estate brokerage and consulting company in Brazil. This joint venture has combined Lopes’ real estate know-how and distribution network with Itaú Unibanco Holding’s innovative and high quality financial products. The deal was structured as a profit sharing agreement, pursuant to which Itaú Unibanco Holding is entitled to 50% of the results of the operation and SATI is entitled to the remaining 50%. The joint venture agreement also sets forth the incorporation of a company, of which each Itaú Unibanco and SATI hold 50% of the capital stock.  The main purpose of this company is to expand credit availability particularly in the secondary market (used real estate properties) by offering, on an exclusive basis, the financial products and services of Itaú Unibanco Holding and its affiliates to Lopes’ clients during the twenty-year period.

Partnership with Dafra

On March 5, 2008, Itaú Unibanco and Dafra da Amazônia, Indústria e Comércio de Motocicletas Ltda., or Dafra, entered into a partnership agreement pursuant to which Itaú Unibanco and its affiliates were granted a ten-year exclusive right to (i) offer floor plan to Dafra’s authorized dealers, (ii) offer and distribute financial products relating to the sale of Dafra’s motorcycles, and (iii) have its financial products and services recommended by Dafra to its dealers.  Dafra is a recently created motorcycle manufacturer and seller belonging to the Itavema group, one of the largest groups of automobile dealers in Latin America.  The deal was structured as a profit sharing agreement, under which Itaú Unibanco is entitled to 60% of the results of the operation and Dafra is entitled to the remaining 40%.

Partnership with Coelho da Fonseca

On April 7, 2008, Itaú Unibanco Holding, Itaú Unibanco and Coelho da Fonseca Empreendimentos Imobiliários Ltda., or Coelho da Fonseca, entered into a partnership agreement pursuant to which Itaú Unibanco Holding and its affiliates were granted a ten-year exclusive right to distribute and sell financial products and services, such as real estate mortgage credit and financing of durable goods, in the Brazilian real estate market to Coelho da Fonseca’s clients.  Coelho da Fonseca is one of the largest Brazilian real estate brokers and its business focus on secondary real estate market (used real estate properties).  The partnership has combined Coelho da Fonseca’s real estate know-how and distribution network with Itaú Unibanco Holding’s innovative and high quality financial products.  Pursuant to the partnership agreement executed, Coelho da Fonseca is entitled to a commission fee based on the financial products and services that its clients contract with us.

Association between Itaú and Unibanco Financial Groups

On November 3, 2008, the controlling stockholders of Itaúsa and Unibanco Holdings entered into an agreement to combine the operations of Itaú and Unibanco financial groups.  The Association was carried out through a series of merger of shares (“incorporação de ações,” as defined by Brazilian Corporate Law No. 6,404/76) that were approved by Itaú Unibanco Holding, Itaú Unibanco, E. Johnston, Unibanco Holdings and Unibanco at extraordinary stockholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank on February 18, 2009, being considered effective as from November 28, 2008. The minutes of the stockholders meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009.  For further information on the Association, See “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups.”

Itaú Unibanco Holding is controlled by IUPAR, owner of 51% of Itaú Unibanco common shares. IUPAR is a holding company jointly owned by Itaúsa and the former controlling stockholders of Unibanco Holdings, the Moreira Salles Family. The control of IUPAR and Itaú Unibanco is equally shared by Itaúsa and the Moreira Salles Family and all decisions are taken by consensus.

Itaúsa and the Moreira Salles Family have entered into a stockholders’ agreement to regulate their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries.  The stockholders’ agreement main provisions are the following:

(1) Corporate Governance.  The board of directors of IUPAR will be composed by four members: two appointed by Itaúsa and two by the Moreira Salles Family, and its board of executive officers will be composed by four executive officers: two appointed by Itaúsa and two by the Moreira Salles Family.  The board of directors of Itaú Unibanco Holding will be composed by up to 14 members, out of which six will be appointed by Itaúsa and the Moreira Salles Family, and will always vote jointly on certain matters.

(2) Lock-up Period, Right of First Refusal and Tag-Along Rights.  (i) The shares issued by IUPAR may not be transferred by Itaúsa or the Moreira Salles Family to third parties until November 3, 2018.  (ii) After this period, in case one of the parties decides to transfer of shares of IUPAR, the other party may choose to (a) exercise its right of first refusal to acquire the shares, or (b) exercise its tag-along right, in the exact same terms and conditions, or (c) waive both its rights of first refusal and tag-along.  (iii) Itaúsa may freely transfer the shares issued by Itaú Unibanco Holding that are directly owned by it.  (iv) In case Itaúsa and the Moreira Salles Family decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along right in order to include all or part of the shares issued by Itaú Unibanco Holding that are directly owned by Itaúsa.

(3) Term.  The stockholders’ agreement will be in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless otherwise required by any of the stockholders, according to the procedures set forth in the stockholders’ agreement.

For more information about the Association see “Item 4A. History and Development of the Company – Recent Developments – Association between Itaú and Unibanco Financial Groups”.

Transaction with AIG

On November 26, 2008, Unibanco entered into an agreement with American International Group, Inc., or AIG, regarding the exchange of shares that each Unibanco and AIG held in Brazilian insurance companies, as follows: (i) Unibanco acquired the shares held by AIG in Unibanco AIG Seguros S.A., or Unibanco Seguros, which had its name changed to Unibanco Seguros S.A., and (ii) AIG acquired the shares held by Unibanco in AIG Brasil Companhia de Seguros S.A. Upon completion of the Association, Unibanco Seguros and its former controlled companies Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Saúde Seguradora S.A. became part of the Itaú Unibanco Group.

Partnership with Marisa S.A.

On December 4, 2008, Itaú Unibanco, Marisa S.A. and Credi-21 Participações Ltda., or Credi-21, (Marisa S.A. and Credi-21, jointly referred to as “Marisa”) entered into a partnership agreement pursuant to which Itaú Unibanco and its affiliates were granted a ten-year exclusive right to offer and sell financial products and services, namely co-branded credit cards, personal loans and other types of consumer credit financial products through Marisa’s sales network (physical and online stores).  Marisa is the largest Brazilian department store chain specialized in women’s clothing.  Its business and operational strategies focus on medium/low income women with ages ranging from 20 to 35 years.  Both parties have combined the strengths of their renowned business operations which comprise valuable brands, clientele, market share and vast capillarity in their respective segments.  The deal was structured as a profit sharing agreement, under which each party is entitled to 50% of the results of the partnership operation.

Acquisition of Redecard control

See “Item 4A. History and Development of the Company – Recent Developments.”

Acquisition of BankBoston in Brazil, Chile and Uruguay

Itaú Unibanco Holding and Itaúsa entered into a stockholders’ agreement with BAC, which became effective upon completion of the acquisition of BankBoston Brazil on September 1, 2006. Pursuant to the terms of this stockholders’ agreement, BAC has the right to appoint one member of Itaú Unibanco Holding’s board of directors and may not increase its stockholdings in Itaú Unibanco Holding above 20% of Itaú Unibanco Holdings’ issued and outstanding shares of capital stock. The newly-issued shares to BAC are subject to a three-year lock-up, which will expire in September 2009, and BAC does not have a right of first refusal, but is entitled to tag along rights in the case of control of Itaú Unibanco Holding.

10D.       Exchange Controls

There are no restrictions on ownership of our stock by individual or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM.

Foreign investors may register their direct investment in our shares under Law No. 4,131, dated September 3, 1962, or Resolution No 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation – Material Brazilian Tax Considerations” for more information.

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

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter’s Regulatory Instruction No. 854, dated June 30, 2008.  This registration process is undertaken by the investor’s legal representative in Brazil.

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

10E.        Taxation

This summary contains a description of the main Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change and to differing interpretations (possibly with retroactive effect). Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-Brazilian, state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. holder (as defined below) of preferred shares or ADSs.  Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-Brazilian, state or local tax laws.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences related to the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”).

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

Pursuant to Resolution No. 2,689, a foreign investor must:

• appoint at least one representative in Brazil with powers to take actions relating to foreign investment,

• complete the appropriate foreign investor registration form,

• register as a foreign investor with the CVM, and

• register the foreign investment with the Central Bank.

Pursuant to Resolution No. 2,689, securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, the trading of securities is restricted to transactions carried out on stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Taxation of Dividends

Payment of dividends to the ADS depositary entity or to non-Brazilian holders of preferred shares paid from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil.

Stock dividends derived from profits generated before January 1, 1996 are not subject to Brazilian taxation, provided, however, (i) that we do not redeem these stocks or that the stock is sold in Brazil within five years after the distribution of stock dividends, and (ii) that the capital stock has not been reduced in the five years prior to the distribution of stock dividends. When calculating the capital or net gain from the disposal of stock, the acquisition cost of the stock will be considered to be zero, even though such disposal is made after five years from the distribution of stock dividends).  The gain from the disposal of the stock is the difference between the price of sale and the price of acquisition of the stock.

Cash dividends derived from profits generated after January 1, 1996 may be subject to Brazilian withholding income tax at variable rates according to the year when the profits were generated.

Interest on Stockholder's Equity

Distribution to stockholders of interest on stockholders’ equity deriving from preferred or common shares as an alternative form of dividend distributions to stockholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to withholding income tax at the rate of 15%.  If the distribution of interest on stockholders’ equity is made to a beneficiary resident or domiciled in a “tax haven” jurisdiction, the payment of interest is subject to withholding income tax at the rate of 25% (the 15% rate not being applicable).

These payments, except for certain limitations, are deductible from the calculation of taxable income for purposes of income tax payment in Brazil, and from 1997 they also became deductible from the calculation of taxable income for purposes of social contribution on net income payment, as soon as the amount of interest is credited to the liabilities of the company that makes the distribution (when the amount payable to each stockholder is already known) or paid to the stockholder, whichever occurs first.  To the extent this payment is treated as a portion of the mandatory dividend, as provided for by the current legislation, the interest on stockholders’ equity paid to stockholders is discounted from the mandatory dividend payable to stockholders. However, if the amount of interest on stockholders’ equity exceeds that of the mandatory dividend, the amount will not be refunded to stockholders and will be considered a form of additional dividend. Resolutions on the distribution of interest on stockholders' equity are made by the board of directors, although the approval for the use of profits is obtained at the annual stockholders’ meeting that approves the financial statements.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder related to the disposal of ADSs to another non-Brazilian holder are not subject to Brazilian taxation. However, after the publication of Law No. 10,833/03, the disposal of assets located in Brazil by a non-Brazilian holder to another non-Brazilian holder or a Brazilian holder may be subject to tax charges in Brazil.  ADSs are not recognized as assets located in Brazil for the purposes of Law No. 10,083/03, however, as the law is unclear and there is no case law regarding its interpretation, it is not possible to assure you that such understanding will prevail in courts.

Although there are strong grounds supporting that the redemption of ADSs in exchange for preferred shares should be subject to Brazilian taxation, the tax authorities have not confirmed this understanding.  The deposit of preferred shares in exchange for ADSs is subject to Brazilian capital gain tax charges (if the preferred shares were acquired from funds that were not remitted to Brazil as provided for by CMN Resolution No. 2,689/00) if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding that deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares, calculated as mentioned above, will be considered to be a capital gain, and will be subject to income tax at the rate of 15% or 25% if the non-Brazilian holder resides in a “tax haven” jurisdiction. The deposit of preferred shares in exchange for ADSs may be subject to tax on capital gain in Brazil if the preferred shares were acquired from funds that were remitted to the country as provided for by CMN Resolution No. 2,689/00 and the funds were not from “tax haven” jurisdiction.  Although there are strong grounds supporting that the deposit of preferred shares in exchange for ADSs should be subject to tax on capital gains, the tax authorities have not confirmed this understanding.

Upon receipt of the ADS underlying the preferred shares, the non-Brazilian holder registered under CMN Resolution No. 2,689/00 will be entitled to register the U.S. dollar value of those shares according to the value determined above.  However, if this non-Brazilian holder does not register under Resolution No. 2,689, he will be subject to the less favorable tax treatment described below.

Non-Brazilian holders are not required to pay tax in Brazil on gains realized from the sale of preferred shares made abroad, including those resulting from the redemption and cancellation of ADSs. Non-Brazilian holders are generally required to pay income tax at the rate of 15% on gains realized from the sale or exchange of preferred shares in Brazil that is not carried out on a Brazilian stock exchange.  An income tax at a rate of 25% will be imposed on gains from a sale or exchange that is not carried out on a Brazilian stock exchange in case the non-Brazilian holder resides in a “tax haven" jurisdiction.  Gains obtained on Brazilian futures and commodities stock exchanges, will be subject to a general tax rate of 15%.  If these gains were obtained in day trade transactions, they will be subject to an income tax at the rate of 20%. The net gains from transactions carried out on stock, commodities, futures and similar exchanges, except from day trade transactions and gains on transactions carried out on over-the-counter market, with intermediation, in addition to forwards markets out of the exchanges, is also subject to income tax withholding at the rate of 0.005%.  This tax can be deducted from the tax on net gains determined in the month of withholding or offset against the tax levied on net gains determined in the months subsequent to the withholding at the calendar year that it occurs.  The gains from day trade transactions carried out on stock, commodities, futures and similar exchanges are subject to a withholding income tax at the rate of 1%. The withholding income tax rate can be offset against the income tax on net gains determined in the month itself or the subsequent months, in other words, the income tax withheld at source may be offset against the payable income tax at the rates of 15% and 20%, in the case of day trade.

The treatment described above is also applicable to non-Brazilian holders whose funds’ origins are from “tax haven" jurisdictions.

For non-Brazilian holders who receive ADSs underlying preferred shares and have registered the amounts according to CMN Resolution No. 2,689/00, and whose funds are not from a “tax haven” jurisdiction, the proceeds from the sale of stock on Brazilian stock exchanges are exempt from income tax.

In the sale of ADSs underlying preferred shares held by non-Brazilians (that is, the sale of preferred shares other than the preferred shares that were delivered to the non-Brazilian holder in exchange for the ADSs owned by such holder), if such sale is made on a stock exchange, the gains from the sale are exempt from income tax, provided that the provisions of the CMN and the Central Bank are complied with, and the funds remitted to Brazil for the acquisition of the stock are not from a “tax haven” jurisdiction.

Any exercise of preemptive rights related to the preferred shares will not subject to Brazilian taxation.  The gains from the sale or assignment of preemptive rights will be subject to an income tax at the rate of 10% if the sale or assignment is made in Brazil outside a Brazilian stock exchange, and provided that the funds of holder of the preemptive rights are not from a “tax haven” jurisdiction.  Under these same conditions, if the sale or assignment is carried out on a Brazilian stock exchange, the gains will be exempt from income tax.  If the funds of the holder are not from a “tax haven” jurisdiction and the sale or assignment is carried out on a stock exchange, the gains will be subject to an income tax at the rate of 15%; if the sale or assignment is not carried out on a stock exchange and the funds are from or the holder resides in a "tax haven” jurisdiction, the gains will be subject to an income tax, as a capital gain, at the rate of 25%.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax District

Brazilian legislation defines “tax haven” jurisdictions as countries or locations that do not impose any income tax or where the maximum income tax rate is 20% or where the laws of that country or location impose restrictions on stockholding composition or the ownership of the investment.  Except for certain situations, income from transactions of a beneficiary resident or domiciled in a country considered a “tax haven” jurisdiction, is subject to withholding income tax at the rate of 25%.

Tax on Foreign Exchange on Financial transactions (IOF/Câmbio)

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08, 6,354/08, 6,556/08 and 6,613/08, IOF/Câmbio may be levied on foreign exchange transactions.  The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

The rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets, will be 0.38% or zero.  Depending upon the type and time of inflow of foreign funds to Brazil, the IOF tax may be levied on the outflow and inflow of funds (it may also be levied when the type of investment is changed; in many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions).

If the inflow of foreign funds is made according to CMN Resolution No. 2,689/02 or Resolution No. 1,927 (which regulates the ADR programs for investing in Brazilian stock exchanges or acquisition of stock in connection with the public offering or subscription of stock (provided that in both cases the issuing company is registered with the CVM)), the rate of IOF tax will be zero.  In relation to these investments, the rate of IOF tax imposed on the outflow of funds from Brazil will be zero, as well as on the remittance of interest on stockholders’ equity and dividends.

Tax on Transactions Involving Bonds and Securities

Tax on transactions Involving bonds and securities, or IOF/Bonds tax, is also levied on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on a Brazilian stock exchange.  The IOF/Bonds Tax will be assessed at a rate of up to 1.5% per day, on the value of the securities transactions.

The IOF/Bonds tax applicable to transactions involving preferred shares and ADSs is currently zero, but the Executive branch of the Brazilian government may increase it up to 1.5% per day.  In the event the rate is increased, the new rate will be levied only on gains earned after the increase. The IOF/Bonds tax rate can be higher than zero in some cases, such as when an investor sells or redeems its investment fund during the grace period while the respective proceeds are still being credited.

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

A non-Brazilian holder of preferred shares may experience delays in obtaining such registration, which may delay remittances abroad. This delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our preferred shares or ADSs. This discussion applies only to “U.S. holders” of such shares or ADSs.  For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

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

This discussion does not address all aspects of U.S. federal income tax law that may be relevant to a U.S. holder in light of such U.S. holder’s particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law.  Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of acquiring, holding or disposing of our preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold our preferred shares or ADSs. Moreover, this discussion deals only with our preferred shares or ADSs that a U.S. holder will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks and other financial institutions, insurance companies, securities dealers, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of the total combined voting power of our shares and persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. U.S. holders are urged to consult their own independent tax advisors as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws. This discussion is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal tax income purposes. Please see the discussion under “Passive Foreign Investment Company Rules” below.

Taxation of Distributions

In general, distributions of cash or property with respect to our preferred shares or ADSs including distributions of interest on stockholders’ equity, as described above under “Brazilian Tax Considerations - Interest on Stockholders’ Equity”, to a U.S. holder will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends to such U.S. holder for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of a U.S. holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain which will be either long-term or short-term capital gain depending on whether the U.S. holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends generally will be includible in the gross income of a U.S. holder on the day on which such dividends are actually or constructively received by the U.S. holder, in the case of our preferred shares, or on the day on which such dividends are actually or constructively received by the depositary, in the case of our ADSs.

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received on our preferred shares or ADSs.  U.S. holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes.  Dividends received with respect to our preferred shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income.  Dividends paid with respect to our preferred shares and ADSs generally will constitute “passive category income” in most cases.  U.S. holders should be aware that the U.S. Internal Revenue Service (IRS) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax withheld on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own independent tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as “qualified dividend income” if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or PFIC.  The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  See below for a discussion regarding our PFIC determination.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as “qualified dividend income”, because the preferred shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own independent tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. holder actually or constructively receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary, whether or not such dividends are converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day the U.S. holder or the depositary, as the case may be, receive such dividends, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by them or the depositary is not converted into U.S. dollars on the date of receipt.

Taxation of Capital Gains

In general, gain or loss, if any, realized by a U.S. holder  upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction or any Brazilian income tax) on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held our preferred shares or ADSs for more than one year.  Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain or loss, if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.  Consequently, if a Brazilian income tax is withheld on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax if such U.S. holder does not receive sufficient foreign source income from other sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. We urge U.S. holders of our preferred shares or ADSs to consult their own independent tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

If we are treated as a PFIC for any taxable year, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to our preferred shares and ADSs, as described below, any gain realized on a sale or other taxable disposition of our preferred shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or, if shorter, the holding period for our preferred shares or ADSs) will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for our preferred shares or ADSs, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period of any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

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

A U.S. holder of stock in a PFIC (but not a subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e. “regularly traded” on a “qualified exchange.” or other market”). Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year. In particular, it is unclear whether the BOVESPA would meet the requirements for a “qualified exchange or other market” for this purpose.

If an effective mark-to-market election is made, an electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and such holder’s adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of such holder’s adjusted tax basis of the PFIC stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election.  A U.S. holder’s adjusted tax basis in our preferred shares or ADSs would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime.  Although a U.S. holder may be eligible to make a mark-to-market election with respect to our preferred shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. The mark-to-market election is made with respect to marketable stock in a PFIC on a stockholder-by-stockholder basis and, once made, can only be revoked with the consent of the IRS.  Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

A U.S. holder who owns our preferred shares or ADSs during any taxable year that we are treated as a PFIC would be required to file IRS Form 8621, reporting any distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. holder holds a direct or indirect interest.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above.  U.S. holders should consult with their own independent tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale or other taxable disposition of our preferred shares or ADSs, unless the U.S. holder (i) establishes that it is a corporation or  other exempt recipient, or (ii) with respect to backup withholding,  provides a correct taxpayer identification number and certifies, under penalty of perjury, that is a U.S. person and that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

10F.       Dividends and Paying Agents

Not applicable.

10G.      Statement by Experts

Not applicable.

10H.      Documents on Display

We are subject to the informational requirements for foreign private issuers of the U.S. Securities Exchange Act of 1934, as amended, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained by mail from the Public Reference Room of the Commission at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.  We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at http://www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100 - São Paulo - SP - 04344-902 – Brazil.

10I.        Subsidiary Information

Not required.

ITEM 11             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative instruments qualifying for hedge accounting

During the last quarter of 2008 certain exchange-traded future contracts (DI Futures) were designated as hedging instruments of variable-rate certificates of deposit in a cash flow hedge strategy. The carrying amount at December 31, 2008 of subordinated certificates of deposits designated in this hedge strategy and the notional amount of the DI Futures of the designated hedging instruments is R$ 97 million.

The hedge relationships were all designated in the last quarter of 2008, with maturities of the hedged item and the derivatives at dates between 2012 and 2014.

This hedge strategy aims to protect changes in the interest cash flows of certain variable-interest rate subordinated certificates of deposit, attributable to changes in CDI rate. CDI rate is considered the benchmark interest rate for the Brazilian Reais-denominated financial market and is set daily. The hedge strategy results in fixing the cash flows associated with the variability of the CDI rate. In order to hedge the variability in the cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts traded on BM&F BOVESPA. Under the DI Futures contracts a net payment is made for the difference between an amount computed as the notional amount multiplied by the CDI rate and the notional amount multiplied by a fixed rate.

Considering the irrelevance of the notional amount of derivatives and of the carrying amount of hedged items in relation to our overall market risk our disclosure about market risk corresponds to our overall market risk comprising the instruments designated in a hedge relationship for accounting purposes aforementioned and all other instruments.

Market Risk

Market risk management is the process through which we observe and manage the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the values of assets, liabilities and off-balance sheet positions.

A comprehensive analysis of market risk is conducted based on market risk factors, which may affect our positions.  The operations, including derivatives, are separated according to their risk factors, which may affect their market value, then grouped in different ways in accordance with business strategies. Each risk factor is related to market parameters whose variation may affect the market value of our operations. The risk analyses are conducted for each risk factor estimating potential losses (VaR) based on the statistical behaviour of risk factors at a confidence level of 99%. The main technique employed for the quantification of risk is the measurement of the potential reduction (increase) in the fair value of assets (liabilities) associated with a change in market factors by parametric method. The risk analysis process quantifies the exposure and risk appetite using risk limits based on market risk factors, Statistical VaR (99% confidence level), Stress simulations (VaR Stress) and economic capital.

Our risk control process begins with determining limits, which are approved by the financial risks superior committee, based on the risk appetite and the financial capacity of each business unit. These limits are informed to each business unit’s risk control area that carries out daily risk management and provides information periodically to Itaú Unibanco Holding’s risk control area. This division monitors the scope, precision and quality of the controls. The risk control cycle is concluded with a consolidated risk report to the financial risks superior committee. The committee is the superior instance responsible for monitoring all strategies and exposures, understanding, controlling and managing market risk on a consolidated corporate level.

In order to monitor our market risk exposure, we manage it in two categories of exposures: our structural gap and our proprietary trading desk. We manage banking operations and strategic positions in the structural gap (also called assets and liabilities management), using economic risk measures and simulating accounting exposures. The proprietary trading desk is responsible for the directional exposures (which represent positions in specific risk factors), mainly controlled by VaR Stress and Statistical VaR measures and stop loss limits. We also operate through different business desks, notably, the customer’s desk, focused on customized operations, and the treasury operation desk, responsible for hedging customer’s desk and other conglomerate market risks.

Domestic Market

The main market risk factors that we identify in the domestic market risk control process are: dollar-linked interest rates and interest rates in local currency, including between fixed rates, Brazilian inflation linked rates (mainly the General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M and Consumer Price Index - Wide (Índice de Preços ao Consumidor – Ampliado) or IPC-A) and those linked to other referential rates (mainly the referential rate (Taxa Referencial), or TR).

VaR of Structural Gap

In the following table, we show VaR levels for the structural gap (which excludes the operations of our proprietary trading desk). The structural gap tends to be steadier because it is composed mainly by assets and liabilities in our retail business and derivatives used to hedge the portfolio’s market risk.

In 2008, the structural gap, made up of commercial transactions and related financial instruments, showed a significant increase in the average and maximum VaR values, due to of the remarkable volatility levels for the vast majority of risk factors  due to the U.S. subprime credit crisis that took place in year of 2008. As local fixed rates are expected to respond to Brazil’s positive economic fundamentals, we continued to pursue our strategy of optimizing the risk/return ratio in this market. Despite the increase in the Global VaR as of December 31, 2008, we maintained our risk at a reduced level with respect to the unit’s stockholders’ equity (Global VaR was 0.45 % of equity).

VaR(*) of Structural Gap

2008

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	145.6	145.7	51.8	707.8
Referential rate (TR)	13.8	12.5	5.1	56.7
Dollar linked interest rate	13.7	14.4	4.1	71.1
FX risk (adjusted for tax purposes) – U.S. Dollar	7.6	8.6	0.0	75.6
Equity	10.0	7.1	1.6	22.4
Brazilian inflation index linked interest rate	3.3	5.7	2.7	10.2
Diversification effect	(33.3)
Total	160.8	150.8	53.8	674.1
(*)  VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

2007

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	94.5	84.9	44.1	315.0
Referential rate (TR)	7.6	5.0	2.3	27.8
Dollar linked interest rate	19.3	15.8	6.0	49.6
FX risk (adjusted for tax purposes) – U.S. Dollar	0.2	1.6	0.0	8.1
Equity	1.8	12.1	1.8	21.5
Brazilian inflation index linked interest rate	7.9	5.5	1.3	11.9
Diversification effect	(30.3)
Total	101.0	92.1	42.4	299.5
(*)  VaR corresponds to the maximum potential loss of one day, with a confidence level of 99%.

VaR of Proprietary Trading Desk

We present the VaR for the operations of our proprietary trading desk in the following table. Our proprietary trading desk negotiates in the domestic and foreign markets, searching for the best business opportunities according to our market view. The VaR of these operations is more sensitive to market conditions and expectations of portfolio managers, and may present significant day-to-day changes. The nature of the trading instruments and a more dynamic management of the portfolio allow the reversal of positions in a shorter period, which automatically leads to the decrease in market exposure in cases of economic instability. We monitor the proprietary trading desks by using VaR Stress Scenarios. VaR Stress is based on the maximum loss that proprietary trading is subject to in a combination of stressed scenarios, which are independently defined by the economic scenarios evaluation committee. This committee is composed by members of Itaú Unibanco Holding’s senior management.

During the year of 2008 the main market risk exposures were related to transactions carried out in the dollar domestic market.

VaR Stress of Proprietary Trading Desk

2008

	(in millions of R$)
Trading Desk	December 31,	Average	Minimum	Maximum
Total	(79.4)	(84.8)	(32.2)	(162.7)

2007

	(in millions of R$)
Trading Desk	December 31,	Average	Minimum	Maximum
Total	(40.6)	(231.5)	(31.6)	(531.5)

Itaú BBA VaR

The trading desks of Itaú BBA negotiate independently from Itaú Unibanco, allocating positions to optimize the risk adjusted return.

In 2008, Itaú BBA’s treasury continued to play its role as a competent pricing source for commercial operations and taking advantage of arbitrage opportunities. Itaú Unibanco Holding understands that a sound risk control system is an essential part of a solid treasury operation, and adequate market risk controls are also established for Itaú BBA.

Our effective control and management of market risk assisted us in efficiently handling the changes in economic scenarios and in continuing to carry out diversified and sophisticated transactions.

The values at risk of Itaú BBA increased as a result of the high volatility of the local and international markets in 2008.  This fact, however, did not change the exposure characteristic of the risk with respect to Itaú BBA’s equity. The average VaR remained below 1% of Itaú BBA's Tier 1 capital.

The VaR of Itaú BBA is shown in the following table:

2008

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	14.0	4.5	0.5	17.8
Dollar linked interest rate	3.1	6.0	0.7	18.9
FX risk (adjusted for tax purposes) – U.S. Dollar	8.7	17.4	0.0	126.3
Equity	3.7	4.3	0.7	16.3
Sovereign risk	9.6	12.0	0.7	35.7
Brazilian inflation index linked interest rate	2.7	2.7	1.1	7.4
Foreign interest rate	1.9	3.3	0.4	11.2
Commodities	0.0	0.4	0.0	2.2
Others foreign exchange risk	1.0	1.5	0.3	4.3
Others	8.6	4.8	0.6	28.4
Diversification effect	(35.6)
Total	17.6	26.0	6.9	112.8

2007

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	2.8	8.0	0.3	31.6
Dollar linked interest rate	10.6	4.1	1.8	13.6
FX risk (adjusted for tax purposes) – U.S. Dollar	6.5	6.4	0.1	21.5
Equity	10.1	6.0	0.4	26.7
Sovereign risk	4.2	8.1	0.6	31.8
Brazilian inflation index linked interest rate	7.5	6.3	1.6	11.9
Foreign interest rate	1.8	6.8	0.8	26.2
Commodities	0.4	1.4	0.2	6.9
Others foreign exchange risk	1.0	2.2	0.3	5.4
Others	0.9	0.8	0.0	6.0
Diversification effect	(28.6)
Total	17.3	22.7	7.6	55.5

International Markets

We maintain active positions in the international markets. The main risk factors which we are exposed to are: the Libor interest rate and the market risk of bonds issued by the Brazilian government and corporate bonds. We carry out these transactions through our Itaubank, Grand Cayman and New York branches, whose VaR is presented below gathered as Foreign Units.

Banco Itaú Argentina’s VaR is presented separately in the second set of tables below.

Banco Itaú Chile and Banco Itaú Uruguay also have local risk management teams that monitor our exposure in banking (assets and liabilities management) and trading positions in those locations since the beginning of 2008. Banco Itaú Chile and Banco Itaú Uruguay’s VaR in 2008 are also presented in the tables below.

In the next table we present Banco Itaú Europa’s VaR, Banco Itaú Europa was incorporated in the last quarter of 2008. The results below show amounts of VaR much smaller than structural gap VaR, reflecting the low exposure level of our operations in the international markets when compared to the positions in Brazil.

The main risk factor comes from the oscillation in the market price of the bonds. The exposure to variations in the Libor is significant.

VaR of Foreign Units

2008

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Sovereign and private bonds	13.6	8.6	5.2	14.4
Libor	2.5	2.6	0.2	6.4
Diversification effect	(2.7)
VaR of Foreign Units	13.4	9.0	4.1	13.4

2007

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Sovereign and private bonds	6.2	6.6	3.6	9.9
Libor	1.3	0.6	0.1	1.9
Diversification effect	(1.8)
VaR of Foreign Units	5.7	6.4	3.5	9.8

The following table presents the VaR of our operations in Argentina. The exposure to risks in Argentina maintains its low exposure level and the VaR as of December 31, 2008 represents less than 1% of our consolidated stockholders’ equity.

VaR – Banco Itaú Argentina

2008

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Inflation index linked interest rate (CER)	0.36	0.13	0.01	0.40
Libor	0.30	0.23	0.03	0.99
Interest rate local currency	1.58	2.23	0.79	5.06
Badlar	0.09	0.30	0.05	0.86
Euros	0.27	0.09	0.00	0.75
Diversification effect	(0.41)
VaR – Banco Itaú Argentina	2.20	2.42	0.80	5.01

2007

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Inflation index linked interest rate (CER)	0.02	0.04	0.0	0.11
Libor	0.06	0.01	0.0	0.24
Interest rate local currency	0.85	0.86	0.06	4.18
Badlar	0.10	0.43	0.0	1.02
Euros	0.06	0.02	0.0	0.10
Diversification effect	(0.22)
VaR – Banco Itaú Argentina	0.88	1.03	0.07	4.92

The following table presents the VaR of our operations in Chile.

VaR – Banco Itaú Chile

2008

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Chilean Peso (CLP) + inflation index linked interest rate (UF)	0.26	0.39	0.01	1.03
Dollar linked interest rate	0.46	0.46	0.07	0.80
Diversification effect	(0.26)
VaR – Banco Itaú Chile	0.46	0.62	0.23	1.29

The following table presents the VaR of our operations in Uruguay.

VaR – Banco Itaú Uruguay

2008

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Uruguayan Peso (UYU)	0.34	0.57	0.34	0.99
inflation index linked interest rate (UI)	0.36	0.51	0.33	0.85
Dollar linked interest rate	0.41	0.64	0.35	0.93
Foreign exchange rate	0.97	1.87	0.97	2.95
Diversification effect	(0.87)
VaR – Banco Itaú Uruguay	1.21	1.62	0.90	3.28

The following table presents the VaR of our operations in Banco Itaú Europa.

VaR – Banco Itaú Europa

2008

	(in millions of US$)
Risk Factor	December 31	Average	Minimum	Maximum
Euribor	0.08	0.14	0.05	0.52
Libor	2.51	2.29	0.40	8.47
Sovereign risk	0.27	0.51	0.18	0.86
Diversification effect	(0.32)
VaR – Banco Itaú Europa	2.54	2.35	0.41	8.49

Global VaR

As explained before, some portfolios are managed using specific VaR stress techniques. In order to achieve more convergence between the information disclosed and the implementation of market risk management, Global Statistic VaR includes only the portfolios where Statistic VaR is applied.

The global VaR shown in the following table encompasses the VaR of Itaú Unibanco Holding’s both domestic and international operations, including the portfolios of Itaú BBA, Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay and excluding Itaú’s Proprietary Trading Desk.

The year 2008 was characterized by high volatility in both international and domestic financial markets mainly during the last semester. In the end of 2008 market volatilities had already returned to less stressed levels since their peak in the beginning of fourth quarter. The increased risk observed in 2008 was not driven by any exposure to subprime customers, but rather by changes in market risk factors affected by the crisis, which are part of our normal business risk. In addition, there was significant diversification of the business units’ risks, allowing Itaú Unibanco Holding to maintain a small aggregate exposure to market risk, when compared to its stockholders’ equity.

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

2008

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	159.3	148.2	56.1	713.8
Referential rate (TR)	13.8	12.5	5.1	56.7
Dollar linked interest rate	16.6	15.0	4.2	58.6
FX risk (adjusted for tax purposes) U.S. Dollar	17.2	25.6	0.1	168.7
Equity	15.5	11.4	1.4	29.1
Brazilian inflation index linked interest rate	4.6	6.3	3.0	10.6
Sovereign and private bonds	22.2	19.8	11.2	44.8
Foreign interest rate	7.8	9.3	0.8	26.2
Commodities	0.0	0.4	0.0	2.2
Others foreign exchange risk	1.0	1.4	0.3	4.3
Others	8.6	4.8	0.6	28.4
Itaú Argentina	5.1	5.7	1.9	11.7
Itaú Chile	1.1	1.5	0.5	3.0
Itaú Uruguay	2.8	3.8	2.1	7.7
Itaú Europa	5.9	5.5	0.9	19.8
Diversification effect	(97.9)
Global VaR	183.7	165.5	65.1	673.4

2007

	(in millions of R$)
Risk Factor	December 31	Average	Minimum	Maximum
Fixed rate	97.1	88.0	34.6	325.7
Referential rate (TR)	7.6	5.0	2.3	27.8
Dollar linked interest rate	14.3	15.9	6.3	47.8
FX risk (adjusted for tax purposes) U.S. Dollar	6.7	7.2	0.0	22.4
Equity	16.4	16.3	4.6	47.0
Brazilian inflation index linked interest rate	10.0	10.2	3.6	19.2
Sovereign and private bonds	12.1	13.3	8.0	22.0
Foreign interest rate	4.1	6.8	0.8	26.2
Commodities	0.4	1.4	0.2	6.9
Others foreign exchange risk	1.0	2.2	0.3	5.4
Others	0.9	0.8	0.0	6.0
Itaú Argentina	1.6	1.8	0.1	8.7
Diversification effect	(53.9)
Global VaR	118.2	117.4	48.8	312.3

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

In the fixed rate plus referential rate (TR) market, delta MtM (Market to Market) surpassed VaR six times during the year ended December 31, 2008, within the expectations set by our calculations.

The distribution of risk versus return observed during the year ended December 31, 2008 for the foreign exchange rate risk factor shows that losses surpassed the VaR three times during this period.

As a result of the portfolio effects, there were four days during the year ended December 31, 2008 on which losses were above the VaR calculated for the consolidated portfolio of our domestic operations, as shown in the graph below.

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

No matters to report.

ITEM 15               CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our chief financial officer, or CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2008. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2008, Itaú Unibanco Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Unibanco Holding and it’s consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of COSO.  Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of internal control over financial reporting as of December 31, 2008, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

(c) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 30, 2009, on the effectiveness of our internal control over financial reporting as of December 31, 2008, see “Item 18. Financial Statements”.

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes occurred during the year ended December 31, 2008 have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16                [RESERVED]

16A.        Audit Committee Financial Expert

Our board of directors has determined that two members of our audit committee, Mr. Guy Almeida Andrade and Ms. Tereza Cristina Grossi Togni, are audit committee financial experts and meet the requirements set forth by the SEC and the NYSE.  Our audit committee financial experts, along with the other members of our audit committee, are independent. Mr. Andrade is an expert in U.S. GAAP, which is the accounting standard used by us in our primary financial statements filed with the SEC. Other members of our audit committee are experts in accounting practices adopted in Brazil and we believe the skills, experience and education of our audit committee members qualifies them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

16B       Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including directors, principal executive officers, principal financial officers, principal controllers, and other officers.  The full text of our Code of Ethics is published on our website, at the following address: http://ww13.itau.com.br/portalri/index.aspx.  Our Code of Ethics, however, does not apply to the former companies pertaining to the Unibanco's Financial Group. Our board of directors has already approved, on April 29, 2009, the principles of conduct that will replace the code of ethics of Itaú Unibanco Holding and Unibanco. We expect to publish the new code, applicable to Itaú Unibanco Holding, by November 2009 and promptly post it on our website. Until then, the existing Codes of Ethics of Itaú Unibanco Holding and Unibanco wil continue to apply. Our Code of Ethics encourages a responsive action, dialog, cooperation, transparency, accountability, diversity and commitment to the socio-environmental matters related to the activities of Itaú Unibanco Holding.

Ethics Policy Management

Our senior ethics commission is responsible for defining the guidelines of our corporate ethics policy. The management system comprises sub-committees, with codes of conduct, rules, and ethics advising related to their respective business units.

Ethics management at Itaú Unibanco Holding complies with ECS2000 recommendations (Ethics Compliance Standard), an international standard devised and managed by Reitaku University Business Ethics and Compliance Research Center, an education and research institution recognized world-wide as a reference regarding corporate ethics.

The Corporate Ethics Policy goes through an external assessment once every two years by a qualified independent reviewer from outside of the organization. In 2008, it has been assessed by SGS, the world’s leading inspection, verification, testing and certification company, and recognized as the global benchmark for quality and integrity.

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

Ethics Ongoing Education Program

This program aims at: communicating to all our staff the principles, values and standards of conduct within the organization; training our staff to deal with ethical dilemmas related to daily activities and to disseminate the corporate ethics framework within our work environment.  In 2006 a mandatory e-learning program was launched. We also promote events such as trainings, workshops and lectures to our employees.

Engagement and Dialogue with Stakeholders – Compliance with AA1000 Standards

In 2006, we improved our sustainable administration mechanisms by adopting a set of Accountability standards (the AA1000 Series) – international standards on ethics and social report, which establishes corporate standards for transparency and accountability.

Public Recognition of Itaú Ethics Policy

We have been listed in the Dow Jones Sustainability World Index for the ninety consecutive year and in the Corporate Sustainability Index of the BOVESPA for the thirty consecutive year. In addition we awarded the title of Latin America’s Most Sustainable and Ethical Bank by Latin Finance and Management & Excellence for the fourth time.

16C.       Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2008, 2007 and  2006. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2008, 2007 and 2006, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2008	2007	2006
Audit Fees	23,515	21,018	16,413
Audit-Related Fees	1,565	1,207	4,744
Tax Fees	429	0	2
All Other Fees	60	179	137
Total	25,568	22,404	21,296

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings and audit of internal controls in compliance with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2008 and 2007 refer to services provided in connection with due diligence activities, issuance of special-purpose audit reports, evaluation of existing disclosure controls and procedures, as well as evaluation of compliance with regulatory requirements in certain subsidiaries and other attest services.

Tax Fees

Tax fees in 2008  and 2007 were related to tax compliance and consulting services.

All Other Fees

All other fees in 2008 and 2007 include technical material, participation in training and advice related to operative efficience benchmark.

Pre-Approval Policies and Procedures

In 2004, we approved the creation of our audit committee, reporting directly to our board of directors. Among our committee’s responsibilities is the approval, on an annual basis, of policies and procedures regarding non-audit services that (i) can be provided by our external auditors, as well as the list of those services, which are pre-approved (ii) can not be provided by our external auditors, due to the fact that such services could affect the independence of the external auditors, and (iii) need to be previously approved by the audit committee. As a result, we enhanced our corporate governance even further, also ensuring its alignment with the best practices dictated by the Sarbanes-Oxley Act.

16D.       Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 of the Securities Exchange Act (Listing Standards Relating to Audit Committees).  Rule 10A-3 requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements, or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Securities Exchange Act.

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.”  For more information, see “Item 6C – Board Practices – Audit Committee”.

Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3.  As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. Only two of the five members of our audit committee are also members of our board of directors.  In addition, under Brazilian law, the function of hiring independent auditors is a power reserved exclusively for a company’s board of directors.  Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Securities Exchange Act for the purpose of the appointment of our independent auditors.

Except in these respects, our Audit Committee is comparable to, and performs the functions of, an audit committee of the board of directors of a U.S. company.  We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act.

16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/31/2008	5,030,000	39.07	5,030,000	72,370,000
02/01 to 02/28/2008	5,478,300	42.29	10,508,300	66,891,700
03/03 to 03/31/2008	14,123,000	41.19	24,631,300	52,768,700
04/01 to 04/30/2008	6,748,600	41.50	31,379,900	46,020,100
05/01 to 05/31/2008			31,379,900	46,020,100
Share bonus (2)	7,844,975		39,224,875	57,525,125
06/02 to 06/30/2008			39,224,875	57,525,125
07/01 to 07/30/2008			39,224,875	57,525,125
08/01 to 08/31/2008			39,224,875	57,525,125
09/01 to 09/30/2008			39,224,875	57,525,125
10/01 to 10/31/2008	13,097,100	25.06	52,321,975	44,428,025
11/03 to 11/30/2008			52,321,975	68,500,000
12/01 to 12/30/2008			52,321,975	68,500,000
(1) Our board of directors approved on November 3, 2008 the purchase of up to 68,500,000 of our book-entry preferred shares, maturing on November 3, 2009.
(2) At the ASM/ESM of April 23, 2008, stockholders approved the bonus shares of 25% of capital stock, which was effected on June 1, 2008 in the stock exchange.

16F.       Change in Registrant’s Certifying Accountant

Not applicable.

16G.       Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than those applied to U.S. listed companies. Under the NYSE rules, we are only required to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, the Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s officers and directors and our directors meet the qualification requirements of the Brazilian Corporate Law, the Central Bank and the CVM. Our corporate governance policy discloses the criteria used by our board of directors to determine if a director is independent. According to those criteria, three of our directors are considered independent. The Brazilian Corporate Law requires that our directors be elected by our stockholders at an annual stockholders’ meeting. All of our directors are elected by our controlling stockholder and six of our directors are members of the Egydio de Souza Aranha and Moreira Salles families that control IUPAR.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management.  Our president Roberto Setubal, our executive vice-president Alfredo Egydio Setubal and the Executive Officer of Itaú Unibanco Holding, Ricardo Villela Marino, are members of our board of directors.  There is no requirement that non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.  Our board of directors consists of 11 non-management directors.

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

We are not required under applicable Brazilian Corporate Law to have a nominating committee, corporate governance committee and compensation committee. However, we have a corporate governance committee, the “disclosure and trading committee,” and we also have an appointments and compensation committee. See “Item 6C. Board Practices.” Pursuant to our bylaws our directors are elected by our stockholders at an annual stockholders’ meeting. Global compensation for our directors and officers is established by our stockholders, The appointment and compensation committee is also responsible for the management of our stock option plan, which was approved by our stockholders. This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the appointments and compensation committee and grants it some responsibilities in deciding cases not covered by the plan.

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

Brazilian banking law (Resolution No. 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and Resolution Nº 3,198 of the Central Bank, the fiscal council members are elected at the annual stockholders’ meeting and the audit committee is elected by the board of directors among its members and professionals of proven knowledge of the audit area, provided that accordingly to our By-Laws its chairman must be also a member of our board of directors. The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our stockholders. We have a fiscal council that consists of three members and three alternates and which meets once a month.

In April 2003 the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act (for further information, see “Item 16D. Exemptions from the Listing Standards for Audit Committees”). Our audit committee is currently composed of five members, of which two members are also members of our board of directors.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to BOVESPA’s level 1 of Corporate Governance and adoption of tag-along rights for all stockholders, regardless of their voting rights. We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines; and (ii) the Policy on Trading of Securities, which restricts the negotiation of securities on certain periods and requires management to inform all transactions relating to our securities, and which was an optional device included in the CVM’s Instruction No. 358. Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees, which were unified in the disclosure and trading committee in April 2006.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics in 2000 which regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. In October 2005, as part of its policy of constantly seeking development, we announced our newly and updated Code of Ethics. See “Item 16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our Internal Auditing Directorate works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The Directorate reports continually to our board of directors and interacts with the audit committee and, in carrying out its duties, the Internal Auditing Directorate has access to all documents, records, systems, locations and people involved with the activities under review.

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

ITEM 18               FINANCIAL STATEMENTS

The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting

The management of Itaú Unibanco Holding S.A (current denomination of Banco Itaú Holding Financeira S.A). is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2008 the company’s internal control over financial reporting is effective.

 The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/Sérgio Ribeiro da Costa Werlang	/s/ Silvio Aparecido de Carvalho
Roberto Egydio Setubal	Sérgio Ribeiro da Costa Werlang	Silvio Aparecido de Carvalho
Chief Executive Officer	Chief Risk Officer	Chief Financial Officer

A signed original of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Itaú Unibanco Holding S.A
(formerly “Banco Itaú Holding Financeira S.A.”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2.c and 28 to the consolidated financial statements, respectively, the Company changed its definition of cash equivalents and, effective January 1, 2008, adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”.

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

PricewaterhouseCoopers
Auditores Independentes
São Paulo, Brazil
June 30, 2009

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet at December 31
 (In millions of Reais)

ASSETS	2008	2007
Cash and due from banks	3,408	3,098
Restricted cash	84	89
Interest-bearing deposits in other banks	49,677	38,288
Securities purchased under resale agreements	44,783	21,309
Central Bank compulsory deposits	11,314	17,214
Trading assets, at fair value	66,483	40,524
Available-for-sale securities, at fair value	28,445	18,825
Held-to-maturity securities, at amortized cost	1,325	1,428
Net loans and leases	157,498	108,986
Loans and leases	169,700	116,459
Allowance for loan and lease losses	(12,202)	(7,473)
Investments in unconsolidated companies	2,398	1,859
Premises and equipment, net	2,965	2,755
Goodwill, net	423	635
Intangible assets, net	6,676	6,948
Other assets	25,896	17,848
TOTAL ASSETS	401,375	279,806

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet at December 31
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	2008	2007
Deposits	150,802	81,625
Non-interest bearing deposits	24,106	28,134
Interest bearing deposits	126,696	53,491
Securities sold under repurchase agreements	49,492	23,399
Short-term borrowings	54,277	48,178
Long-term debt	37,672	31,027
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	4,766	5,394
Investment contracts	24,322	18,630
Other liabilities	44,412	33,944

Total liabilities	365,743	242,197

Commitments and contingent liabilities (Note 30)	-	-

Minority interest in consolidated subsidiaries	1,245	1,354

Common shares - no par value (3,000,000,000 and 2,500,000,000 authorized at December 31, 2008 and 2007, respectively; 1,553,418,582 and 1,566,250,640 issued at December 31, 2008 and 2007, respectively) (*)	7,372	5,948
Preferred shares - no par value (3,000,000,000 and 2,500,000,000 authorized at December 31, 2008 and 2007, respectively; 1,459,989,910 and 1,488,739,910 issued at December 31, 2008 and 2007, respectively) (*)	9,882	8,560
Treasury stock (58,763,000 and 45,844,525 preferred shares at December 31, 2008 and 2007, respectively, 12,832,058 common shares at December 31, 2007) (*)	(1,526)	(1,173)
Additional paid-in capital	62	643
Appropriated retained earnings	16,014	19,183
Other accumulated comprehensive income:
Net unrealized gains (losses) on available-for-sale securities, net of taxes	203	611
Cumulative translation adjustment	921	184
Defined benefit pension plans and other post-retirement plans, net of taxes	400	1,697
Cash flow hedge - effective portion, net of taxes	(4)	-
Unappropriated retained earnings (accumulated losses)	1,063	602

Total Stockholders' equity	34,387	36,255

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	401,375	279,806
(*)      After giving retroactive effect to the bonus of shares in June 2008 (Note  19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Year Ended December 31
(In millions of Reais, except per share information)

	2008	2007	2006
INTEREST INCOME	47,649	34,603	28,147
Interest on loans and leases	31,326	22,898	19,346
Interest on deposits in banks	3,028	2,852	2,725
Interest on Central Bank compulsory deposits	1,051	909	881
Interest on securities purchased under resale agreements	5,369	2,375	1,251
Interest on trading assets	4,141	3,418	2,539
Interest and dividends on available-for-sale securities	2,536	1,992	1,236
Interest on held-to-maturity securities	198	159	169
INTEREST EXPENSE	(26,508)	(13,271)	(11,104)
Interest on deposits	(6,233)	(3,510)	(3,950)
Interest on securities sold under repurchase agreements	(6,489)	(3,453)	(2,007)
Interest on short-term borrowings	(7,737)	(3,329)	(2,328)
Interest on long-term debt	(4,721)	(1,433)	(1,455)
Interest credited to investment contracts account balance	(1,328)	(1,546)	(1,364)
NET INTEREST INCOME	21,141	21,332	17,043
Allowance for loan and lease losses	(9,361)	(5,542)	(5,147)
NET INTEREST INCOME AFTER ALLOWANCE FOR LOAN AND LEASE LOSSES	11,780	15,790	11,896

NON-INTEREST INCOME	15,775	17,015	14,614
Fee and commission income	8,941	7,832	6,788
Trading income (losses)	(2,843)	1,955	2,136
Net gain (loss) on sale of available-for-sale securities	(114)	(183)	283
Net gain (loss) on foreign currency transactions	1,059	83	(139)
Net gain (loss) on transactions of foreign subsidiaries	1,938	(971)	(117)
Equity in earnings of unconsolidated companies, net	474	476	566
Insurance premiums, income on private retirement plans and on capitalization plans	3,917	3,500	3,479
Other non-interest income	2,403	4,323	1,618
NON-INTEREST EXPENSE	(24,011)	(21,027)	(18,061)
Salaries and employee benefits	(6,170)	(5,705)	(5,341)
Administrative expenses	(6,409)	(5,472)	(4,710)
Amortization of other intangible assets	(1,201)	(974)	(609)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(3,301)	(2,509)	(2,663)
Depreciation of premises and equipment	(756)	(675)	(605)
Other non-interest expense	(6,174)	(5,692)	(4,133)
NET INCOME BEFORE TAXES ON INCOME, MINORITY INTEREST AND EXTRAORDINARY INCOME	3,544	11,778	8,449
TAXES ON INCOME
Current	(1,681)	(2,587)	(1,866)
Deferred	3,015	(1,560)	(568)
TOTAL TAXES ON INCOME	1,334	(4,147)	(2,434)

NET INCOME BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM	4,878	7,631	6,015

Minority interest	(29)	2	22

NET INCOME BEFORE EXTRAORDINARY ITEM	4,849	7,633	6,037
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	29	-
NET INCOME	4,849	7,662	6,037
EARNINGS PER SHARE - BASIC (*)
Common	1.63	2.56	2.13
Preferred	1.63	2.56	2.13
EARNINGS PER SHARE - DILUTED (*)
Common	1.63	2.54	2.11
Preferred	1.63	2.54	2.11
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	1,553,418,582	1,553,451,604	1,503,722,701
Preferred	1,413,491,898	1,444,978,181	1,336,680,540
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	1,553,418,582	1,553,451,604	1,503,722,701
Preferred	1,426,435,707	1,463,454,608	1,352,323,239
(*) After giving retroactive effect to the split of shares in October 2007 and bonus of shares in June 2008.(Note  19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Year ended December 31
(In millions of Reais)

	2008	2007	2006

Net income as reported in the statement of income	4,849	7,662	6,037
Change in unrealized gains and losses on available-for-sale securities (net of tax effect of R$ 602, R$ (430) and R$ 77 for the years ended December 31, 2008, 2007 and 2006, respectively)	(408)	862	(406)
Cash flow hedge - effective portion (net of tax effect of R$ 1)	(4)	-	-
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	737	(304)	(10)
Defined benefit pension plans and other post-retirement plans, net of taxes of R$ 865, R$ (368) and R$ (506) for the years ended December 31, 2008, 2007 and 2006 (1)	(1,297)	713	984

Comprehensive income for the year	3,877	8,933	6,605
(1) See Note 2s.
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Year Ended December 31
(In millions of Reais)

	2008	2007 (*) Restated	2006 (*) Restated
Operating activities
Net income	4,849	7,662	6,037

Adjustment to reconcile net income to net cash provided (used in) operating activities
Provision for loan and lease losses	9,361	5,542	5,147
Loss on sale of foreclosed assets, net	-	9	19
Amortization of intangibles assets	1,201	974	609
Depreciation of premises and equipment	756	675	605
Equity in earnings of unconsolidated companies, net	(474)	(476)	(566)
Gain on sale of Redecard Shares (Note 24a)	-	(1,544)	-
Gain on sale of Serasa Shares (Note 24a)	-	(743)	-
Gain on sale of Bolsa de Mercadorias & Futuros and Bovespa (Note 24a)	-	(475)	-
Gain on sale of unconsolidated companies	(279)	-	(16)
Gain on sale of Credicard brand (Note 3h)	-	-	(158)
Gain on split-off of Credicard (Note 3h)	-	-	(433)
Stock based compensation (reversal of compensation)	(181)	339	717
Deferred tax expense benefit	(3,015)	1,560	568
Net (gain) loss on sale of available-for-sale securities	114	183	(283)
Impairment on available-for-sale securities	53	4	4
Other adjustments to net income	(136)	9	(33)
Net (gain) loss on sale of premises and equipment	6	(92)	(9)
Minority interest	29	(2)	(22)
Dividends received from investments in companies recorded following the equity method	246	297	168
Changes in assets and liabilities
Trading account assets (increase) decrease	(24,446)	(11,110)	(8,858)
Other assets (increase)	(20,164)	(10,115)	(4,813)
Other liabilities increase	19,399	9,347	4,622

Net cash provided by (used in) operating activities	(12,681)	2,044	3,306

Investing activities
Net increase (decrease) in Central Bank compulsory deposits	5,900	(2,141)	(548)
Net increase (decrease) in securities purchased under resale agreements which are not in cash and cash equivalents	(23,343)	(12,519)	(2,279)
Purchase of available-for-sale securities	(26,367)	(13,318)	(10,715)
Proceeds from sale and redemption of available-for-sale securities	19,728	11,176	9,239
Purchase of held-to-maturity securities	-	-	(10)
Proceeds from matured held to maturity securities	254	26	244
Net increase in loans and leases	(54,791)	(31,502)	(18,944)
Acquisition of subsidiaries, net of cash and cash equivalents received	-	1,637	3,293
Consolidated cash in the split-off of Credicard (Note 3h)	-	-	948
Consolidated cash in the split-off of Tulipa (Note 3h)	-	-	18
Acquisition of BBA HE Participações S.A. (Note 3c)	(399)	-	-
Cash used for acquisition of intangible assets	(352)	(488)	-
Cash payments for contractual rights to provide payroll and other services to government entities and other entities	(243)	(113)	(168)
Purchase of premises and equipment	(976)	(800)	(593)
Proceeds from sale of premises and equipment	181	399	41
Proceeds from sale of foreclosed assets	69	52	42
Purchase of unconsolidated companies	(301)	(354)	(271)
Purchase of other investments recorded at cost	(17)	(31)	(44)
Proceeds from sale of unconsolidated companies	329	2,572	7

Net cash used in investing activities	(80,328)	(45,404)	(19,740)

Financing activities
Net increase in deposits	66,954	15,199	4,813
Net increase in investment contracts	3,010	2,831	2,701
Net increase in securities sold under repurchase agreements	26,224	12,102	3,123
Net increase in short-term borrowings	4,995	15,500	8,285
Borrowings from long-term debt	13,045	18,718	6,350
Repayment of long-term debt	(10,428)	(9,700)	(4,829)
Cash paid on acquisition of interest in Itaúsa Export S.A. (Note 3b)	(587)	-	-
Capital contribuition of controlling shareholder to Itaúsa Export S.A. (Note 3b)	-	122	-
Purchase of treasury stock	(1,618)	(261)	(37)
Proceeds from exercise of stock options by grantees	107	125	129
Dividends and interest on stockholders’ equity paid	(2,910)	(2,280)	(1,748)
Minority interest	44	(80)	35

Net cash provided by financing activities	98,836	52,276	18,822

Net increase in cash and cash equivalents (*)	5,827	8,916	2,388
Cash and cash equivalents
At the beginning of the year	22,209	13,293	10,905
At the end of the year	28,036	22,209	13,293

Supplemental cash flow disclosure
Cash paid for interest	(15,015)	(10,673)	(7,694)
Cash paid for taxes on income	(2,602)	(2,770)	(1,337)

Non-cash transactions
Loans transferred to foreclosed assets	34	24	85
Shares issued in connection with acquisition of BankBoston	-	1,120	4,693
Interest on stockholders’ equity declared but not paid	2,399	2,124	1,619
Share sof subsidiary issued on acquisition of interest on Itaúsa Export S.A. (Note 3b)	96	-	-
Acquisition of Credicard operations (Note 3h)	-	-	765
Available-for-sale securities transferred to trading assets	-	52	292
The accompanying notes are an integral part of these consolidated financial statements.
(*) The balances of December 31, 2007 and 2006 were restated in order to reflect the change in accounting policy to define cash and cash equivalents, as described in note 2c.

ITAÚ UNIBANCO HOLDING S.A
Consolidated Statement of Changes in Stockholders' Equity
Year ended December 31,
( in thousands of shares)

	12/31/2008		12/31/2007 (*)		12/31/2006 (*)
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares
Capital Stock
Balance at the beginning of the year	1,488,739,910	1,566,250,640	1,488,739,910	1,514,908,550	1,317,444,675	1,514,908,550
Issuance of shares	-	-	-	51,342,090	171,295,235	-
Cancellation of treasury stock (1)	(28,750,000)	(12,832,058)	-	-	-	-

Balance at the end of the year (A)	1,459,989,910	1,553,418,582	1,488,739,910	1,566,250,640	1,488,739,910	1,514,908,550

Treasury stock
Balance at the beginning of the year	45,844,525	12,832,058	49,452,850	12,491,808	61,360,000	10,969,558
Stock purchased by the grantees of our Stock Option Plan (Note 26)	(10,653,500)	-	(11,711,325)	-	(11,907,150)	-
Acquisition of treasury stock	52,321,975	-	8,103,000	340,250	-	1,522,250
Cancellation of treasury stock (1)	(28,750,000)	(12,832,058)	-	-	-	-

Balance at the end of the year (B)	58,763,000	-	45,844,525	12,832,058	49,452,850	12,491,808

Outsanding capital at the end of the year - C = A - B	1,401,226,910	1,553,418,582	1,442,895,385	1,553,418,582	1,439,287,060	1,502,416,742
(*) After giving retroactive effect to the split of shares in October 2007 and bonus of shares in June 2008 (Note 19a)
(1) See note 19a

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Year ended December 31
 (In millions of Reais)

	2008	2007	2006
Common shares
Balance at the beginning of the year	5,948	4,575	4,575
Issuance of shares	-	1,373	-
Capitalization of reserves and unappropriated retained earnings	1,424	-	-

Balance at the end of the year	7,372	5,948	4,575

Preferred shares
Balance at the beginning of the year	8,560	8,560	3,979
Issuance of shares	-	-	4,581
Capitalization of reserves and unappropriated retained earnings	1,322	-	-

Balance at the end of the year	9,882	8,560	8,560

Treasury stock
Balance at the beginning of the year	(1,173)	(1,123)	(1,296)
Stock purchased by the grantees of our stock option plan (Note 26)	254	211	210
Cancellation of treasury stock	1,011	-	-
Acquisition of treasury stock	(1,618)	(261)	(37)

Balance at the end of the year	(1,526)	(1,173)	(1,123)

Additional paid-in capital
Balance at the beginning of the year	643	599	538
Stock based compensation recognized for the year (Note 26)	248	262	29
Difference between purchase price and average cost of treasury stock sold	(146)	(87)	(80)
Difference between the fair value of shares issued in business combination and statutory amount of corresponding increase in capital	-	(253)	112
Capital contribution of controlling shareholder to Itausa Export S. A.	-	122	-
Cash paid and shares of subsidiary issued on acquisition of interest in Itaúsa Export S.A.	(683)	-	-

Balance at the end of the year	62	643	599

Appropriated retained earnings
Balance at the beginning of the year	19,183	13,639	9,131
Transfer for increase in capital through reserves	(2,746)	-	-
Cancellation of treasury stock	(1,011)	-	-
Transfer of retained earnings to reserves	588	5,544	4,508

Balance at the end of the year	16,014	19,183	13,639

Net unrealized gains (losses) on available-for-sale securities
Balance at the beginning of the year	611	(251)	155
Change in net unrealized gains and losses during the year, net of taxes	(408)	862	(406)

Balance at the end of the year	203	611	(251)

Cash flow hedge effective portion
Balance at the beginning of the year	-	-	-
Change in effective portion of cash flow hedge during the year	(4)	-	-

Balance at the end of the year	(4)	-	-

Cumulative translation adjustment
Balance at the beginning of the year	184	488	498
Translation adjustment arising during the year, without tax effect	737	(304)	(10)

Balance at the end of the year	921	184	488

Defined benefit pension plans and other postretirement plans
Balance at the beginning of the year	1,697	984	-
Defined benefit pension plans and other postretirement plans, net of taxes	(1,297)	713	984

Balance at the end of the year	400	1,697	984

Unappropriated retained earnings (accumulated losses)
Balance at the beginning of the year	602	719	1,405
Net income for the year	4,849	7,662	6,037
Distribution of dividends and interest on stockholders' equity	(3,800)	(2,235)	(2,215)
Transferred to appropriated retained earnings	(588)	(5,544)	(4,508)

Balance at the end of the year	1,063	602	719

Total stockholders’ equity	34,387	36,255	28,190
Information in Reais per share (*)
Distributed earnings (dividends and interest on stockholders' equity)
Preferred shares	1.28	0.75	0.78
Common shares	1.28	0.75	0.78
(*) After giving retroactive effect to the split of shares in October 2007 and bonus of shares in June 2008 (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

 (In millions of Reais, except per share information or unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION

a) Description of business

Itaú Unibanco Holding S.A. ("we" or "Itaú Unibanco Holding" refer to Itaú Unibanco Holding S.A. and our subsidiaries and affiliates) is a publicly-traded company, organized and existing under the laws of Brazil. The head office of Itaú Unibanco Holding is located in São Paulo, Brazil. Itaú Unibanco Holding S.A. is the current company name of Banco Itaú Holding Financeira S.A., which company name was initially changed to Itaú Unibanco Banco Múltiplo S.A., by decision at the Extraordinary Stockholders’ Meeting (ESM) of November 28, 2008, and then changed to the current company name, by decision at the ESM of April 24, 2009, which is currently awaiting approval by BACEN.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in Brazil and outside Brazil, Brazilian related and non-related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú Unibanco S.A. (current denomination of Banco Itaú S.A.) (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Japan, and Bahamas, and through subsidiaries in Argentina, Chile, Uruguay, Cayman Islands, and in Europe (Portugal and Luxembourg).

Itaú Unibanco Holding is a subsidiary controlled by Itaúsa which acts in the financial, insurance, industrial and real property holding businesses. As at December 31, 2008 the Itaúsa group comprised more than 200 companies, including Itaúsa - Investimentos Itaú S.A. (Itaúsa), the holding company for Itaú Unibanco Holding.

Itaú Unibanco Holding’s operations can be divided into eight main segments. Itaú Unibanco operates in four of them: (1) banking, which provides a broad range of banking services to individuals and micro, small and medium-sized companies, (2) asset management and investor services, (3) insurance, private retirement plans and capitalization plans and (4) credit cards issued to accountholders. In addition, Itaú BBA provides wholesale banking services for large corporations and Itaucred provides consumer credit transactions to non-account holder clients through three segments: Taií (which comprises consumer credit transactions and payroll advance), Vehicle Financing and Credit Card transactions.

As further described in Note 3a, in November 2008 an agreement was entered into between the controlling stockholders of Banco Itaú Holding Financeira S.A. and those of Unibanco Holdings S.A. (Unibanco Holdings) and of its subsidiary Unibanco – União de Bancos Brasileiros S.A. (Unibanco). As further described in Note 3.a, such transaction was consummated in February 2009 and resulted in Itaú Unibanco Holding acquiring control of Unibanco Holdings and of its subsidiary Unibanco. The financial statements of Itaú Unibanco Holding as of December 31, 2008 do not include any effect from such transaction.

b)   Basis of Consolidation

The consolidated financial statements include the accounts of Itaú Unibanco Holding (parent company) and its direct and indirect majority-owned subsidiaries and the variable interest entities on which we are the primary beneficiary, after elimination of all material intercompany balances and transactions. Unless otherwise indicated, the subsidiaries are consolidated at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the percentages of voting interest is the one presented below. The date of the financial statements of our subsidiaries used for consolidation purposes is the same as that of Itaú Unibanco Holding. The following table presents our main subsidiaries.

	Country of incorporation	Percentage of voting interest at December 31, 2008
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100%
Banco Fiat S.A.	Brazil	99.99%
Banco Itaú Argentina S.A. (1)	Argentina	100%
Banco Itaú BBA S.A. (2)	Brazil	99.99%
Banco Itaú Chile S.A. (3)	Chile	99.99%
Banco Itaú Europa Luxembourg S.A. (4)	Luxembourg	99.98%
Banco Itaú Europa S.A. (4)	Portugal	99.99%
Banco Itaú Uruguay S.A. (3)	Uruguay	100%
Banco ItauBank S.A. (5)	Brazil	100%
Banco Itaucard S.A.	Brazil	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	99.99%
Banco Itauleasing S.A.	Brazil	100%
Cia Itaú de Capitalização	Brazil	99.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100%
Itaú Unibanco S.A. (6)	Brazil	98.67%
Itaú Vida e Previdência S.A.	Brazil	99.99%
Itaubank Leasing S.A. Arrendamento Mercantil	Brazil	99.99%
Itaúsa Export S.A. (4)	Brazil	100%
Oca Casa Financiera S.A. (3)	Uruguay	100%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	99.99%
(1) Current denomination of Banco Itaú Buen Ayre S.A..
(2) The interest changed as compared to December 31, 2007 and 2006 from 74.49% to 99.99%, as result of the purchase of all shares of HE Participações S.A. on December 2008, which held 50% of voting capital and 16,67% of total capital of Itaú BBA Participações S.A.. (See Note 3.c)
(3) Consolidated since its acquisition in April 2007. (See Note 3.d and 3.e)
(4) On November 2008 Itaú Unibanco acquired from Itaúsa, its then controlling shareholder, a controlling interest in Itaúsa Export S.A. and its subsidiaries. As further described in Note 3.b the transaction has been accounted for as a transaction between entities under common control resulting in Itaúsa Export S.A. and its subsidiaries being combined in these financial statements since January 1, 2006.
(5) Consolidated since its acquisition on August 30, 2006.
(6) Current denomination of Banco Itaú S.A. As further described in Note 3.b, shares of Itaú Unibanco S.A. were issued to Itaúsa on November 2008 as part of the purchase price for acquisition of a controlling interest in Itaúsa Export S.A. and its subsidiaries. As a result, voting interest of Itaú Unibanco Holding in Itaú Unibanco S.A. that was previously of 100% was reduced to 98.67%.

According to FIN 46R “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” of the Financial Accounting Standard Board, we consolidate variable interest entities on which we are the primary beneficiary.

Itaú BBA Participações S.A. (“Itaú BBA Participações”) – We consolidated Itaú BBA Participações based on FIN46(R) until December 2008 when we acquired all the outstanding shares of BBA HE Participações S.A. which in turn held 16.67% and 50% of the total and voting shares of Itaú BBA Participações resulting in us obtaining control and Itaú BBA Participações becoming our wholly-own subsidiary. Considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú BBA Participações, the holding company for the controlling voting capital of Itaú BBA, we concluded that this company was a variable interest entity, as defined in FIN 46(R), and that we were the primary beneficiaries of such entity. As primary beneficiary of this entity, according to FIN 46(R), we were required to consolidate it and, as a result, we consolidated Itaú BBA Participações and its subsidiaries. As from December 2008 we continued to consolidate Itaú BBA Participações since we control it.

Miravalles Empreendimentos e Participações S.A. (“Miravalles”) - We are the primary beneficiary of Miravalles, the holding company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”), a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We consolidate Miravalles since we acquired an interest on it in August 2004.

We have concluded to be the primary beneficiary of Miravalles, since Itaú Unibanco Holding and CBD are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances FIC operations, through debt issued by FIC.

Total consolidated assets of Miravalles as of December 31, 2008 amount to R$ 2,248 (including intangible assets of R$ 551) and total consolidated liabilities amount to R$ 1,510 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by Miravalles and its subsidiaries, the activities of Miravalles. There was not a contractual requirement to provide such financing. The balance of such certificates of deposits in the consolidated financial statements of Miravalles at December 31, 2008, 2007 and 2006 was R$ 402, R$ 446 and R$439, respectively.
The controlling shareholders Itaú Unibanco Holding and CBD are committed to maintain, through capital contributions, the regulatory stockholders equity of Miravalles at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of Bacen.

Vitória Participações S.A. (“Vitória”) - We are also the primary beneficiary of Vitória, the holding company of FAI, a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (LASA). We consolidate Vitória since we acquired an interest on it in April 2005.

We also have concluded to be the primary beneficiary of Vitória, since Itaú Unibanco Holding and LASA are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances FAI operations, through debt issued by FAI.

Total consolidated assets of Vitória Participações S.A. as of December 31, 2008 amount to R$ 1,109 (including intangible assets of R$ 314) and total consolidated liabilities amount to R$ 727 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposits issued by Vitoria and its subsidiaries, the activities of FAI. There was not a contractual requirement to provide such financing. The balance of such certificates of deposits in the consolidated financial statements of Vitoria at December 31, 2008, 2007 and 2006 was R$ R$ 576, R$ 274 and R$ 139, respectively.

The controlling shareholders (Itaú Unibanco Holding and LASA) are committed to maintain, through capital contributions, the regulatory stockholders equity of Vitoria at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of Bacen.

Pandora Participações S.A. (“Pandora”) - We had a 50% interest in Pandora, an entity created as result of the partnership with Lojas Americanas described in Note 34.f, that we concluded was a VIE but to which we were not deemed to be the primary beneficiary. In 2008 Pandora was merged into FAI, a consolidated entity as described above. Pandora was created but never undertook any actual business activity.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Itaú Unibanco Holding conform with accounting principles generally accepted in the United States of America ("US GAAP") which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Unibanco Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the Banco Central do Brasil ("Central Bank"), the Comissão de Valores Mobiliários ("CVM") - the Brazilian securities commission, the Superintendência de Seguros Privados ("SUSEP") - the Brazilian insurance regulator, and  the Agência Nacional de Saúde Suplementar (“ANS”) – the Brazilian health market regulator.

Financial information included in these financial statements including, but not limited to, stockholders' equity and net income, differ from that included in the statutory accounting records and statutory financial statements as result of adjustments made to reflect the requirements of US GAAP.

The preparation of financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The consolidated financial statements include various estimates and assumptions, including, but not limited to, the adequacy of the allowance for loan and lease losses, estimates of fair value of financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets and the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable, including the analysis of uncertain tax positions with respect to taxes on income.

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

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following basis:

•	assets and liabilities at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	gains or losses arising from translation are included under Cumulative Translation Adjustment in stockholders' equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	transactions gains and losses are reported in the income statement under Net gain (loss) on transaction of foreign subsidiaries.

c)   Cash and cash equivalents

For purposes of the consolidated statement of cash flows, until December 31, 2007 we defined cash and cash equivalents as cash and due from banks, interest-bearing deposits in other banks and securities purchased under agreements to resell with original maturities of 90 days or less. As from December 1, 2008, management of Itaú Unibanco Holding has decided to change its accounting policy with respect to the definition of cash and cash equivalents to better align the definition used in the financial statements with its cash management policies and systems. Cash and cash equivalents in these financial statements has been defined as cash and due from banks and interest-bearing deposits in other banks with original maturities of 90 days or less. As a result of this change, the consolidated statement of cash flows of December 31, 2007 and 2006 and the information in Note 4 are being retroactively restated to reflect the effect of such change.

d)   Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 16,873 and R$ 12,212 at December 31, 2008 and 2007, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 18,664 and R$ 8,123 at December 31, 2008, and 2007 respectively.

e)   Securities purchased under resale agreements and securities sold under repurchase agreements

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements"). Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

The carrying amount of Securities purchased under resale agreements was R$ 44,783 and R$ 21,309 at December 31, 2008 and 2007, respectively. The carrying amount of Securities sold under repurchase agreements was R$ 49,492 and R$ 23,399 at December 31, 2008 and 2007, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The carrying amount and classification of financial assets transferred as collateral in resale agreements (that are accounted for as secured borrowing transactions) as of December, 31 2008 and 2007 are as follows: Trading assets – R$ 2,798 and R$ 1,173, Available-for-sale securities – R$ 875 and R$ 693 and Held-to-maturity securities – R$ 529 and R$ 271, respectively.

Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold. Total amount of securities received as collateral in our resale agreements that were repledged or sold as of December 31, 2008 and 2007 amounts to R$ 59,321 and R$ 28,364, respectively.

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

Trading assets include securities classified as trading, in accordance with SFAS 115 and derivative financial instruments which have not been designated for hedge accounting.

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

When determining the fair value of trading assets and liabilities we follow the criteria established by SFAS 157 “Fair Value Measurements”, as further detailed in Note 28.

We account separately for the embedded derivatives included in hybrid financial instruments, when this segregation is required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Upon entering into the hybrid instruments, we record the embedded derivative instrument at its fair value and subsequently remeasure it at fair value at each reporting date with gains and losses recognized in Trading income (losses) in the consolidated statement of income.

As from January 1, 2007, we adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. According to this rule, hybrid financial instruments that contain an embedded derivative that had to be bifurcated according to SFAS 133 can be recorded entirely at its fair value if there is an irrevocable option for this accounting treatment on an instrument-by-instrument basis. We had not elected the option not to bifurcate for any instrument.

When we have entered into a legally enforceable netting agreement with counterparties to derivatives, we report derivative assets and derivative liabilities separately under assets and in liabilities in the consolidated balance sheet without off-setting the different instruments under netting master agreements that is allowed under FIN 39 – “Offsetting Amounts Related to Certain Contracts”. We have not posted cash collateral at December 31, 2008. Our obligation to return cash collateral, not off-setted against the related derivatives, amounts to R$ 605 at December 31, 2008.

g)   Available-for-sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management's judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Average cost is used to determine realized gains and losses on sales of available-for-sale securities, which are recorded under Net gain (loss) on sale of available-for-sale securities in the consolidated statement of income.

Securities that Itaú Unibanco Holding has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the consolidated statement of income.

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

In determining whether a decline in value is “other than temporary”, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of the decline in value below its carrying amount, other factors, such as the likelihood, based on the historical behavior of the value of particular securities that a decline in value will be recovered, as well as for debt securities the likelihood that we will be unable to collect either principal or interest.

h)   Derivatives other than trading

Certain derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

To qualify as a hedge, the derivative must be:

•	designated and qualifying as a hedge of a specific financial asset or liability at the inception of the contract,
•
highly effective at achieving offsetting the exposure to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow, if a clash flow hedge, both at inception and over the life of the contract, and

•
formally and contemporaneously documented as part of a hedging relationship including the risk management objective and strategy, identification of the hedging instrument and of the hedged item and the risk exposure, how effectiveness is to be assessed prospectively and retrospectively, and how ineffectiveness is to be measured.

The extent to which a hedging instrument has been and is expected to continue to be effective at achieving offsetting changes in fair value or cash flows must be assessed and documented at least quarterly. Any ineffectiveness must be reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

According to the SFAS 133, there are three types of hedge strategies: (1) fair value hedge; (2) cash flow hedge; and (3) hedge of a net investment in a foreign operation.

We held no derivatives which qualified as hedges at December 31, 2007 and 2006 and all our derivatives as of such dates and during those periods were recorded at fair value with changes in fair value recognized in Trading income (losses) in the consolidated statement of income.

During the year ended December 31, 2008 we have designated certain derivatives as the hedging instrument for cash flow hedges of the variability of interest rate payments associated with existing subordinated debt.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of “Accumulated other comprehensive income - AOCI” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The portion of gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. All hedging derivative amounts affecting earnings are recognized consistent with the classification of the hedged item, in net interest income.

If the hedge relationship is terminated, the change in fair value of the derivative recorded in AOCI is recognized when the cash flows that were hedged occur, consistent with the original hedge strategy. If it is probable that the forecasted transaction will not occur according to the original strategy, any related derivative amounts recorded in AOCI would be immediately recognized in earnings.

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

Our entire allowance is available to cover credit losses inherent to our entire portfolio. In order to determine the amount of our allowance for loan and lease losses the portfolio is classified in two main categories for each of which a specific methodology is used to estimate the inherent losses. In the first category, "credits individually reviewed", we include large corporate non-homogenous loans representing significant credit exposures, which need to be individually reviewed for impairment. In the second category, "credits reviewed on a portfolio basis", are included small homogenous credit portfolios, which are comprised of commercial and consumer loans. To determine the amount of the allowance corresponding to the "credits individually reviewed", which are considered impaired, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For "credits individually reviewed" and not considered to be impaired, loans are classified on different rating categories using several qualitative and quantitative factors applied through internally developed models. Inherent losses for each rating are estimated considering our historical experience on this portfolio, which is a low-default portfolio, and we monitor our inherent losses estimate against market-wide loss experiences. To determine the amount of the allowance corresponding to "credits reviewed on a portfolio basis", loans that correspond to small homogenous loans are segregated into differentiated portfolios based on the underlying risks and characteristics of each group.  The allowance for loan losses is determined for each of those groups through a process that considers historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. Adjustments to historical loss rates are introduced when necessary to reflect changes in the economic environment and current conditions such as the weakened economic environment observed during the last quarter of 2008.

The allowance is increased by provisions and recoveries of loans and leases, previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.

l)   Investments in unconsolidated companies

Investments in unconsolidated companies, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as Equity in earnings of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet. The outstanding balance of the investment includes goodwill and intangible assets related to those investments, when applicable, which are included in the analysis of whether a decline in value of the investment is considered to be "other-than-temporary".

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

n)   Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost which includes capitalized interest in accordance with SFAS 34 "Capitalization of interest cost", plus price level restatements up to June 30, 1997 (see Note 2a), less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets.  Leasehold improvements are amortized over the estimated economic life of the improvement.

Costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with Statement of Position "SOP" 98-1 "Accounting for computer software developed or obtained for internal use" and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2008.

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

Our reporting units are either one of our operating segments or one level below an operating segment. A "reporting unit" would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component. Our reporting units are either one of our reporting segments, as presented in Note 32, or one level below in the case of Banco Itaú BBA and Itaú Unibanco – Banking.

We determined June 30 of each year to be the date for performing such impairment test. In 2008, 2007 and 2006, goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

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

p)   Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in SFAS 109, "Accounting for Income Taxes". Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the statement of income in the period in which they are enacted. We treat interest and penalties on income taxes as a component of other non-interest expense.

We implemented FIN 48 - “Accounting for Uncertainty in Income Taxes”, on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. Interest and penalties on income taxes are treated as a component of other non-interest expense. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. See Note 21 for additional information. The adoption of FIN 48 did not result in any impact to our consolidated financial position as of January 1, 2007.

q)   Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand as appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). We reinsure our risks with local reinsurers according to the Resolution No. 168 of December 17, 2007, which assures to local reinsurers the preferential offer of each cession of reinsurance in a minimum amount of 60% of the assigned premiums, up to January 16, 2010, and of 40%, after that date. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2008	2007	2006
Reinsurance receivables at year-ear-end	59	45	47
Earned premiums under reinsurance contracts during each year	340	348	346
Recoveries recognized under reinsurance contracts during each year	317	179	375

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs.

We adopted Statement of Position (SOP) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modification or Exchanges of Insurance Contracts“. The adoption of this standard did not produce any impact on our financial statements.

The significant majority of our private retirement plans correspond to deferred annuities. On the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the holders of the policies and we account for them as investment contracts in accordance with the requirements of SFAS 97 “Accounting and Reporting by Insurance Enterprise for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as service fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment, after a minimum holding period, and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest credited on investment contract accounts balance” in the consolidated statement of operations.

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

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at their full amount with monetary indexation only at the end of the contractually agreed term of the specific plan, which generally exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds we refund an amount which is only a percentage of the amount originally deposited.  We recognize as revenue over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the recording of an actuarially determined provision for future prizes.

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

s)   Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the government pension funds, welfare benefits and redundancy plans, as appropriate, in Brazil and other countries where we operate, which are expensed as incurred.  Such contributions totaled R$ 747, R$ 652 and R$ 562 for the years ended December 31, 2008, 2007 and 2006, respectively.

We also sponsor defined benefit plans and defined contribution plans that are accounted for in accordance with SFAS 87, "Employers' Accounting for Pensions". Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions to the plan during the relevant period. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions".

Effective from December 31, 2006, pursuant to the SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans”, Itaú Unibanco Holding started to recognize deferred actuarial gains and losses and unrecognized prior service cost in the consolidated balance sheet, directly against stockholders’ equity (“Other Accumulated Comprehensive Income – Defined Benefit Pension Plans and Other Post-Retirement Plans”).

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

Stock option plan

We adopted, effective January 1, 2005, applying the modified prospective method, SFAS 123 (Revised) - “Share-based Payment“. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

During the year ended December 31, 2005 we have accounted for our stock option as an equity award under SFAS 123 (R). During the year ended December 31, 2006 we have concluded that since the exercise price of the stock options is adjusted based on changes in a general inflation index it should be accounted for as a liability award under SFAS 123 (R). Considering that the effect of having accounted for stock options as an equity award during the year ended December 31, 2005 is not material to our consolidated financial statements we have modified our method of accounting as from January 1, 2006 without restating the financial statements for prior years. As from January 1, 2006 we account for our stock options as liability awards and, as such, compensation cost is computed based on the fair value of the instruments remeasured at each balance sheet date. During 2006 we recognized stock based compensation for R$ 291 that should have been recognized in 2005.

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

u) Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in SFAS 5 – “Accounting for Contingencies”.

Contingent gains and losses refer to potential rights or obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent gains: they are not recognized in our financial statements, except when we understand realization is certain, usually represented by favorable claims awarded to us in a final and unappealable judgment and the actual recovery of the claim through either the receipt or their legal offset against another liability.

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

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations, are recognized when a claim is asserted with simultaneous recognition of the corresponding receivable, when its collectibility is considered probable.

v)  Treasury stock

Common and preferred shares reacquired are recorded under “Treasury Stock” within stockholders’ equity at their acquisition price.

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

Earnings per share are presented based on the two types of stock issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders' equity) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by SFAS 128 “Earnings per Share”.

Itaú Unibanco Holding has issued stock options (Note 26) whose dilutive effects are reflected in diluted earnings per share by application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase our own stock.

y)   Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

z)   Accounting standards applicable for the year ended December 31, 2008

In January 2009, the FASB issued FSP FAS 99-20-1, “Amendments to the Impairment Guidance of EITF Issue 99-20,” which eliminates the requirement to the holder of a securitized debt security to estimate its cash flows based in market participants assumptions. Besides, the entity should recognize a non-temporary impairment when there has been an evidence of adverse change in cash flows comparing with the cash flows previously projected, consistent with the guidance in SFAS 115. The FSP is effective for annual and interim periods ended after December 15, 2008 and did not have any material impact those consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities Enterprises about Transfers of Financial Assets and Interests in Variable Interest Entities” which requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. This FSP is effective for the first reporting period ended after December 15, 2008. The additional disclosures are included in the notes to these consolidated financial statements.

In October, 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS 157 in periods of market distress, and the key considerations in calculating the fair value of a financial asset when there is not an active market for that financial asset. This FSP became effective immediately. The impacts of adopting this guidance are being considered in conjunction to the initial application of SFAS 157 in our December 31, 2008 consolidated financial statements.

In September, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP requires new disclosures about potential effects of credit derivatives financial instruments sold in the financial position, performance and cash flows of the entity. The FSP is effective for financial statements issued for the fiscal years and interim periods ended after November 15, 2008. The additional disclosures are included in the notes to these consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The adoption of this statement did not have impact in our consolidated financial statements.

In November 2007, the SEC issued SAB 109, “Loan Commitments”, which revises and amends portions of SAB 105, “Application of Accounting Principles to Loan Commitments”. SAB 109 establishes that expected future cash flows related to the associated servicing of the loan should be included in the measurement of all loan commitments that are accounted for at fair value through earnings. This standard is required to be implemented for loan commitments issued or modified in fiscal years beginning after December 15, 2007. The adoption of this statement did not have impact in our consolidated financial statements.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts”, which permits offsetting receivables against payables of net derivative positions under certain circumstances. This standard is required to be implemented for the fiscal years beginning after November 15, 2007. The adoption of this FSP did not have impact in our consolidated financial statements and we do not offset receivables against payables as allowed by this standard.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which is effective for fiscal years beginning after November 15, 2007, with early adoption being permitted. SFAS 159 establishes an option to measure certain financial assets and liabilities at fair value. Until December 31, 2008, the Company has not adopted the fair value option for any instrument.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS 157 nullifies the guidance in EITF 02-3 which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique. The standard also eliminates large position discounts for financial instruments quoted in active markets and requires consideration of nonperformance risk when valuing liabilities. The effects of SFAS 157 adoption and the disclosures required by SFAS 157 are presented in Note 28.

aa) Recently issued accounting standards applicable for future periods

In June 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”. SFAS 166 removes the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FIN 46 (R) to qualifying special-purpose entities. SFAS 166 Changes the requirements for derecognizing financial assets modifying the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  SFAS 166 removes the special provisions in SFAS 140 and SFAS 65 for guaranteed mortgage securitizations and as a result requires those securitizations to be treated the same as any other transfer of financial assets within the scope of SFAS 140. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this FSP.

Also in June 2009, the FASB issued SFAS 167 “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. SFAS 167 also require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.  SFAS 167 requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this FSP.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”, which establishes principles and requirements for subsequent events. SFAS 165 defines subsequent events as events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized in financial statements. On the other hand, events that provide additional evidence about conditions that did not exist at the date of the balance sheet should not be recognized in financial statements. This Statement shall be effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. We are evaluating the potential impact of adopting this FSP.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP includes disclosures about the fair value of financial instruments in summarized financial information for interim reporting periods. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. Since we do not present interim financial statements, this FSP will not impact Itaú Unibanco Holding.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. We are evaluating the potential impact of adopting this FSP.

In April 2009, the SEC issued SAB 111, “Other than Temporary Impairment of Certain Investments in Equity Securities”. This Staff Accounting Bulletin amends SAB Topic 5M to addresses only available for sale equity securities, excluding debt securities from its scope. No other changes were made to the prior views contained in Topic 5M. We are evaluating the potential impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arises from Contingencies”, which addresses accounting for assets and liabilities arising from contingencies under SFAS 141(R). Under this FSP, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. This FSP is effective for the beginning of first quarter of 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination including our acquisition of Unibanco Holdings since the acquisition date is after January 1, 2009

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This FSP requires disclosures about postretirement benefit plan assets, on annual basis, according to fair value disclosures required by SFAS 157. This FSP is effective for fiscal years ended after December 15, 2009. We are currently evaluating the potential impact of adopting this FSP in our consolidated financial statements.

In November 2008, the FASB’s Emerging Issue Task Force issued EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary.” This standard establishes that freestanding financial instruments for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary are not precluded from being considered indexed to the entity's own stock in the consolidated financial statements of the parent if the subsidiary is a substantive entity. If the subsidiary is not a substantive entity, the instrument or embedded feature would not be considered indexed to the entity's own stock. This EITF is effective for fiscal years beginning on or after December 15, 2008. We are currently evaluating the potential impact of adopting this FSP in our consolidated financial statements.

In May 2008, the FASB issued FAS 163, “Accounting for Financial Guarantee Insurance Contracts”. The new standard helps eliminate inconsistencies in the recognition and measurement of claim liabilities and premium revenue and requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. We are evaluating the potential impact of adopting this statement.

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivatives Instruments and Hedging Activities, an amendment of SFAS 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years beginning after November 15, 2008, with early adoption encouraged. Under SFAS 161 entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivatives instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We are currently evaluating the potential impact of adopting this statement in our financial statement disclosures. We have adopted in these financial statements the disclosure requirements of SFAS 161 with respect to our derivative financial instruments designated for hedge accounting.

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

In December 2007, the FASB issued SFAS 141(R) “Business Combinations”, which changes the accounting and reporting requirements for business combinations. SFAS 141(R) is effective for business combinations occurred after January 1, 2009. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this statement. This statement's scope is broader than that of SFAS 141, which will be applied to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this statement. In addition, this statement's requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, "Non-controlling Interests in Consolidated Financial Statements". The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination including our acquisition of Unibanco Holdings and Unibanco Holdings since the acquisition date is after January 1, 2009. We have adopted in these financial statements the disclosure requirements of SFAS 141 (R) with respect to our acquisition of Unibanco Holdings and Unibanco Holdings since the acquisition date is after January 1, 2009.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS 160), which establishes standards for the accounting and reporting of non-controlling interests in subsidiaries in consolidated financial statements. SFAS 160 requires the non-controlling equity interests to be accounted for and presented in equity, separately from the parent shareholder’s equity and the amount of consolidated net income attributable to the parent and to the non-controlling interests be clearly identified and presented on the face of the consolidated statement of income. Further, SFAS 160 requires when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption not allowed. The effective date of this statement is the same as that of the related SFAS 141(R). This statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are evaluating the potential impact of adopting this statement.

NOTE 3 – BUSINESS DEVELOPMENTS

3.1 During the year ended December 31, 2008 and as subsequent events

a) Unibanco and Unibanco Holdings

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an agreement (the “Association Agreement”) to combine the financial operations of Itaú Unibanco S.A. (Itaú Unibanco), Unibanco Holdings and its subsidiary Unibanco, by which Unibanco Holdings and its subsidiary Unibanco would become wholly owned subsidiaries of Itaú Unibanco Holding S.A. (Itaú Unibanco Holding), in order to establish a leading private financial conglomerate in the Southern Hemisphere. As of December 31, 2008, Unibanco Holdings was a holding company whose only relevant activity was to hold a controlling interest in Unibanco. As of December 31, 2008, Unibanco was a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through offices, branches and subsidiaries in Grand Cayman (Cayman Islands); New York (USA); Asunción (Paraguay); Luxembourg (Luxembourg); and Geneva (Switzerland). Both Unibanco and Unibanco Holdings were publicly listed companies in Brazil and in the United States and they were delisted on April 13, 2009 and April 27, 2009, respectively.

The transaction was consummated through the issuance by Itaú Unibanco Holding (at that time Banco Itaú Holding Financeira S.A.) of 506,796,006 common shares and 614,237,130 preferred shares to the former shareholders of Unibanco and Unibanco Holdings. The exchange ratio for preferred shares was calculated based on the average quoted market price of the Units (share certificates representing one preferred shares of Unibanco and one preferred share of Unibanco Holdings) and the average quoted market price of the preferred shares of Itaú Unibanco Holding in the 45 sessions before November 3, 2008 of the Brazilian Stock Exchange – BM&F Bovespa. The exchange ratio to exchange common shares of Unibanco and Unibanco Holdings for shares of Itaú Unibanco Holding was determined as part of the Association Agreement. The exchange ratio was the same for the controlling and non-controlling shareholders that hold common shares. The exchange ratios are as follows:

Number of shares of Unibanco and of Unibanco Holdings exchanged for 1 share of Itaú Unibanco
Common	1.1797 = 1
Preferred	3.4782 = 1
Unit	1.7391 = 1
Global Depositary Receipts	0.17391 = 1

Consummation of the transaction was conditional to approval of the transaction by the BACEN, which was obtained on February 18, 2009. Shareholders meetings of Unibanco Holdings, Unibanco and Itaú Unibanco Holding took place during November 2008 where the transaction was approved and new members of the Board of Directors of Itaú Unibanco Holding were appointed. Those shareholders decisions were also conditional to approval of the transaction by the BACEN. Upon approval by the BACEN, the new members of the Board of Directors took office. We considered February 18, 2009 to be the acquisition date for accounting purposes.

The transaction will be accounted for as a purchase business combination with Itaú Unibanco Holding being the accounting acquirer and Unibanco Holdings and Unibanco being the entities acquired. The transaction will be accounted for in the 2009 financial statements following SFAS 141(R). The purchase price of this transaction totaled R$ 24,612, which corresponds to the fair value of the common and preferred shares of Itaú Unibanco Holding issued computed based on the quoted market price of the common and preferred shares of Itaú Unibanco Holding on February 18, 2009. There are no contingent consideration agreements.

Upon consummation of the transaction we began the process of identification of intangible assets acquired and its corresponding fair value and the process of determining the fair value of other assets acquired and liabilities assumed. We expect the process to be developed through the date of preparation of our financial statements for the year to end on December 31, 2009. As a result we have not yet finalized the initial accounting for this business combination.  Because of that, we had not yet determined if the fair value of the consideration given is lower or higher than the fair value of the assets acquired and the liabilities assumed.

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 17,889. As provided for this legislation, goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment.

b) Itaúsa Export S.A. and its subsidiary Itaúsa Europa Investimentos SGPS Lda. – Transaction between entities under common control

The Association Agreement entered into for the transaction of Unibanco and Unibanco Holdings described in Note 3.a. required as condition precedent for its consummation that Itaú Unibanco Holding should acquire all shares of Itaúsa Export S.A. (Itaúsa Export) and Itaúsa Europa Investimentos SGPS Lda (Itaúsa Europa) that were hold by Itaúsa, the controlling shareholder of all of Itaú Unibanco Holding, Itaúsa Export and Itaúsa Europa. On November 12, 2008, Banco Itaú S.A., currently named Banco Itaú Unibanco S.A., entered into a contract with Itaúsa for the acquisition of a 77.77% total and 80.00% voting interest of Itaúsa Export and of a 12.13% total and voting interest of Itaúsa Europa (Itaúsa Europa, itself is a subsidiary of Itausa Export). Itaúsa Export is a private holding company domiciled in Brazil which holds a controlling interest in Itaúsa Europa. Itaúsa Europa is a private holding company domiciled in Portugal, which holds interests in: (i) entities operating in the private banking and corporate banking business outside Brazil, including: Banco Itaú Europa S.A. (Itaú Europa), the main operating entity, domiciled in Portugal and its subsidiaries Banco Itaú Europa International (BBI), domiciled in Miami, and BIE Bank & Trust (BIE Lux), domiciled in Luxembourg, and (ii) a 51% interest in IPI – Itaúsa Portugal Investimentos, SGPS Lda. (IPI), an entity that holds a 19% total and voting interest in Banco BPI S.A., one of the largest banks in Portugal. Before this transaction, Itaú Unibanco Holding already held a 22.23% total and 20.00% voting interest in Itaúsa Export and a 49% total and voting interest in IPI that were accounted for following the equity method.

The transaction was consummated with the payment of R$ 587 in cash to Itausa and the issuance of 20,954,935 common shares of Itaú Unibanco. The cash was paid and the shares were delivered on November 27 and 28, 2008, respectively. As per the terms of the agreement the price of this transaction is required to be adjusted, based on the difference of the quoted price of the shares of BPI between October 31, 2008 (the date used for setting the purchase price described above, or price 1) and November 3, 2010 (price 2). Such difference will be paid by Itaú Unibanco. (if the difference between price 2 and price 1 is positive) or reimbursed by Itaúsa (if the difference between price 2 and price 1 is negative). The parties have established this purchase price mechanism because they understood that the quoted market price of BPI shares in October 2008 was depressed as result of the global economic crisis. The purchase price adjustment is being accounted for as derivative financial instrument at fair value with gains and losses recognized in income.

According to SFAS 141 – Business Combinations, this transaction was considered a transaction between entities under common control resulting in a change in the reporting entity and the financial statements currently presented for all periods consider the combined financial position, results of operations and cash flows of Itaú Unibanco Holding and of Itaúsa Export and its subsidiaries. The assets and liabilities of Itaúsa Export and its subsidiaries are accounted for at their historical cost in the books of Itaúsa. The cash payment to Itaúsa of R$ 587 has been recorded as a reduction of stockholders equity. The issuance of shares of Banco Itaú Unibanco S.A. to Itaúsa was recorded also as a reduction of stockholders equity and as an increase in minority interest at their book value of R$ 102. The book value of the assets and liabilities received exceeded by R$ 370 the sum of the cash payment of R$ 587 and the credit to minority interest of R$ 96 and has been recorded as a distribution to the controlling shareholder under “Additional paid-in capital – Cash paid and shares of subsidiary issued on acquisition of interest in Itaúsa Export S.A”.

The following table presents summarized balance sheets, statements of income and of changes in stockholders’ equity of Itaú Unibanco Holding as originally presented on its financial statements and the effect of change in reporting entity resulting from combining Itaúsa Export and its subsidiaries. The table presents separately the separate consolidated financial information of Itaúsa Export and the elimination on combination with Itaú Unibanco Holding:

	Consolidated balance sheet as originally presented at December 31, 2007	Itaúsa Export S.A	Elimination of investment in Itaúsa Export and IPI	Combination adjustments	Consolidated balance sheet as currently presented
ASSETS
Cash and due from banks	3,098	-	-	-	3,098
Interest - bearing deposits in other banks	33,133	5,321	-	(166)	38,288
Securities purchased; trading assets; avaliable-for- sale and held-to-maturity securities	80,574	1,589	-	(77)	82,086
Net loans and leases	106,057	3,367	-	(438)	108,986
Investments in unconsolidated companies	1,499	1,189	(829)	-	1,859
Investments IPI	574	-	(574)	-	-
Investments Itaúsa Export	255	-	(255)	-	-
Investments BPI	-	1,189	-	-	1,189
Other investments	670	-	-	-	670
Goodwill net	687	-	-	(52)	635
Intangible assets net	6,770	58	-	120	6,948
Other assets	37,712	314	-	(120)	37,906
Total assets	269,530	11,838	(829)	(733)	279,806

LIABILITIES
Total deposits	75,474	6,155	-	(4)	81,625
Securities sold; short term borrowings and long term debt	99,681	3,592	-	(669)	102,604
Other liabilities	57,669	322	-	(23)	57,968
Total liabilities	232,824	10,069	-	(696)	242,197

Minority interest in consolidated subsidiaries	1,354		-		1,354

Total stockholders' equity	35,352	1,769	(829)	(37)	36,255

Total liabilities and stocholder's equity	269,530	11,838	(829)	(733)	279,806

	Consolidated statement of income as originally presented at December 31, 2007	Itaúsa Export S.A	Elimination of investment in Itaúsa Export and IPI	Combination adjustments	Consolidated statement of income as currently presented
Total interest income	34,142	461	-	-	34,603
Total interest expense	(12,966)	(304)	-	(1)	(13,271)
Provision for loan and lease losses	(5,535)	(7)	-	-	(5,542)
Total nom-interest income	16,753	366	(105)	2	17,015
Equity in earning (losses) of unconsolidated companies, net	416	166	(105)	-	476
IPI	74	-	(74)	-	-
Itaúsa Export	31	-	(31)	-	-
BPI	-	166	-	-	166
Other	311	-	-		310
Other non-interest income	16,337	200	-	2	16,539
Total non-interest expense	(20,831)	(219)	-	23	(21,027)
Net income before taxes on income and minority interest	11,563	297	(105)	24	11,778
Total taxes on income	(4,107)	(40)	-	-	(4,147)
Minority interest	2	-	-	-	2
Net income before extraordinary	7,458	257	(105)	24	7,633
Extraordinary item	29	-	-	-	29
Net income	7,487	257	(105)	24	7,662
					-
					-

	Consolidated statement of income as originally presented at December 31, 2006	Itaúsa Export S.A	Elimination of investment in Itaúsa Export and IPI	Combination adjustments	Consolidated statement of income as currently presented
Total interest income	27,862	316	-	(31)	28,147
Total interest expense	(10,939)	(196)	-	31	(11,104)
Provision for loan and lease losses	(5,148)	-	-	1	(5,147)
Total nom-interest income	14,443	264	(93)	-	14,614
Equity in earning (losses) of unconsolidated companies, net	511	148	(93)	-	566
IPI	71	-	(71)	-	-
Itaúsa Export	22	-	(22)	-	-
BPI		148	-	-	148
Other	418	-	-	-	418
Other non-interest income	13,932	116	-	-	14,048
Total non-interest expense	(17,955)	(130)	-	24	(18,061)
Net income before taxes on income and minority interest	8,263	254	(93)	25	8,449
Total taxes on income	(2,390)	(44)	-	-	(2,434)
Minority interest	23	-	-	(1)	22
Net income	5,896	210	(93)	24	6,037

	Consolidated statement of change in stockholders' equity as originally presented	Itaúsa Export S.A	Consolidated statement of change in stockholders' equity as currently presented
Stockholders' equity at January 1, 2006	18,321	664	18,985
Issuance of shares	4,581	-	4,581
Treasury stock	173	-	173
Change in additional paid-in capital, net	61	-	61
Net unrealized gains (losses) on avaliable-for-sale securities, net of tax	(370)	(36)	(406)
Cumulative translation adjustment	(14)	4	(10)
Defined benefit pension plans and other postretirement plans, net of tax	984	-	984
Net income for the year	5,896	141	6,037
Distribution of dividends and interest on stockholders' equity	(2,215)	-	(2,215)
Stockholders' equity at December 31,2006	27,417	773	28,190
Issuance of shares	1,373	-	1,373
Treasury stock	(50)	-	(50)
Change in additional paid-in capital, net (including R$ 122 of cash capital contribution of Itaúsa to Itaúsa Export S.A.)	(78)	122	44
Net unrealized gains (losses) on avaliable-for-sale securities, net of tax	902	(40)	862
Cumulative translation adjustment	(177)	(127)	(304)
Defined benefit pension plans and other postretirement plans, net of tax	713	-	713
Net income for the year	7,487	175	7,662
Distribution of dividends and interest on stockholders' equity	(2,235)	-	(2,235)
Stockholders' equity at December 31,2007	35,352	903	36,255

c) BBA HE Participações S.A.

In December 2008, Itaú Unibanco Holding through Itaú Unibanco, acquired 100% of the shares of BBA HE Participações S.A (HE). HE has the sole purpose of investing in Itaú BBA Participações, which controls Itaú BBA. After that transaction, Itaú BBA Participações and Itaú BBA became wholly owned subsidiaries of Itaú Unibanco Holding.

The transaction has been accounted for as a step acquisition following the purchase method of accounting under SFAS 141 – Business Combination.

The purchase price was R$ 399 paid in cash. The only relevant asset of HE was the shares in BBA Participações whose only relevant asset was the shares in Itaú BBA representing a 4.25% total interest in Itaú BBA. According to the allocation of fair value of assets acquired and liabilities assumed, Itaú Unibanco Holding has determined that the fair value of consideration paid was lower than the fair value of assets acquired and liabilities assumed resulting in an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such “negative goodwill” was allocated to long-lived assets acquired, reducing the amount of fair value originally allocated.  The following table presents the estimated fair value of assets acquired and liabilities assumed, after the allocation of the negative goodwill, as of the date of acquisition:

Interest-bearing deposits in other banks	2,092
Trading assets	576
Available-for-sale securities	541
Loans and leases	1,848
Intangible assets	116
Other assets	484
Total assets purchased	5,657
Liabilities assumed	5,258
Purchase price	399

Intangible assets purchased consist of customer relationships and we expect to amortize them over 10 years. Those intangible assets have been allocated to the Itaú BBA segment.

In connection with the acquisition of the shares of HE an amount of R$ 140 was paid to the selling shareholders which were also officers of Itaú BBA. In the acquisition of the initial interest in Itaú BBA in 2002, Itaú Unibanco Holding committed to pay a cash bonus to the directors and officers (all of whom were also selling shareholders of Itaú BBA) that remained in their capacity providing services to Itaú BBA over a certain period of time after the original acquisition date. The amount of R$ 140 that was paid in December 2008 has been accrued as compensation expense since the date on which the officers began to have right to such bonus through December 2008.

3.2 Relevant business developments during the years presented

d) Operations of BankBoston in Chile

In May 2006, Itaú Unibanco Holding and its controlling shareholder Itaúsa signed an agreement with Bank of America Corporation (BAC) for the exclusive right to purchase the BankBoston Chile operations and in August 2006 the parties signed a purchase agreement. Consummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Superintendency of Bank and Financial Institutions of Chile (SBIF), given on February 12, 2007. In exchange for these subsidiaries, Itaú Unibanco Holding issued 43,516,110 (quantity of shares retroactively adjusted for the stock split in October 2007 and the bonus of shares in June 2008 to in Note 19a) common shares to BAC, whose issuance was approved on the EGM (“Extraordinary General Meeting”) of December 26, 2006 and which were delivered after the approval of Central Bank of Brazil and SBIF on February 12, 2007. On February 12, 2007, we obtained control over BankBoston Chile.

The purchase price of this transaction totaled R$ 948, which corresponds to the fair value of the issued shares and was based on the market price of common shares of Itaú Unibanco Holding on the date the transaction was announced in August 2006. According to the allocation of fair value of assets acquired and liabilities assumed, Itaú Unibanco Holding has determined the fair value of consideration was lower than the fair value of assets acquired and liabilities assumed resulting in an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such “negative goodwill” was allocated to long-lived assets acquired, reducing the amount of fair value initially computed. The following table summarizes the estimated fair value of the assets purchased and liabilities assumed at the purchase date already considering the effect of reducing long-lived assets to the extent of the amount of “negative goodwill”:

Cash and cash equivalents	689
Compulsory deposits with Central Bank	47
Trading assets	79
Available-for-sale securities	864
Loans and leases	5,016
Fixed assets, net	53
Intangible assets	195
Other assets	186
Total assets purchased	7,129
Liabilities assumed	6,181
Net assets at fair value	948
Purchase price	948

Intangible assets purchased consist of customer relationships and we expect to amortize them over 10 years. These intangible assets were allocated to the  Itaú Unibanco  – Banking segment.

Total and deductible goodwill according to the Brazilian tax legislation amounted to R$ 452. As provided for this legislation, the goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment purchased.

Unaudited proforma results of Itaú Unibanco Holding for the years ended December 31, 2007 and 2006, as if the acquisition of BankBoston Chile had occurred in the beginning of each of these periods are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,396
Net income	7,538
Earnings per common and preferred shares:
Basic	2.51
Diluted	2.50

2006 (unaudited)

Net interest income (before provision for loan losses)	17,228
Net income	6,078
Earnings per common and preferred shares:
Basic	2.14
Diluted	2.13

e) Operations of BankBoston in Uruguay

In May 2006, Itaú Unibanco Holding and Itaúsa signed an agreement with BAC for the exclusive right to purchase the BankBoston’s operations in Uruguay and in August 2006 the parties signed a purchase agreement. Consummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Uruguayan authorities, given on March 16, 2007. In exchange for these subsidiaries, Itaú Unibanco Holding issued 7,825,980 (quantity of shares retroactively adjusted for the stock split in October 2007 and the bonus of shares in June 2008 referred to in Note 19a) common shares to BAC and paid in kind the amount of R$ 2.3 to BAC. The issuance of shares was approved on the EGM of December 26, 2006 and the shares were delivered after the approval of Central Bank of Brazil and the Uruguayan authorities on March 16, 2007. The payment in kind was made on March, 2007.

The purchase price of this transaction totaled R$ 172, which corresponds to the amount paid in kind and the fair value of the issued shares, based on the market price of common shares of Itaú Unibanco Holding on the date the transaction was announced in August 2006. According to the allocation of fair value of assets acquired and liabilities assumed, Itaú Unibanco Holding has determined the fair value of consideration was lower than the fair value of assets acquired and liabilities assumed resulting in an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such “negative goodwill” was allocated to long-lived assets acquired, reducing the amount of fair value initially computed and since the amount of “negative goodwill” exceeded the fair value of those long-lived assets, the remaining amount was recorded as an extraordinary gain for R$ 29 million. The following table summarizes the estimated fair value of the assets purchased and liabilities assumed at the purchase date:

Cash and cash equivalents	984
Interest-bearing deposits in other banks	3
Available-for-sale securities	86
Loans and leases	782
Other assets	30
Total assets purchased	1,885
Liabilities assumed	1,684
Net assets at fair value	201
Excess of net assets purchased over purchase price	29
Purchase price	172

The unaudited proforma results of Itaú Unibanco Holding for the years ended December 31, 2007 and 2006, as if the purchase of BankBoston Uruguay had occurred in the beginning of each of these periods are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,346
Net income	7,583
Earnings per common and preferred shares:
Basic	2.53
Diluted	2.51

2006 (unaudited)

Net interest income (before provision for loan losses)	17,152
Net income	6,059
Earnings per common and preferred shares:
Basic	2.13
Diluted	2.12

f) Acquisitions by Banco Itaú Europa S.A. and its subsidiaries of BankBoston Trust Company Ltd (BBT), BankBoston International (BBI) and the Latin America private banking portfolio of ABN Amro Bank N.V.

During 2007, the subsidiaries of Itaú Unibanco Holding, Banco Itaú Europa Luxembourg S.A. (BIE Lux), Banco Itaú Europa S.A. (BIE) and Banco Itaú Europa International (BIEI), acquired three operations for a total of R$ 616, which was paid in cash:

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

The following table summarizes the estimated fair value of assets purchased and liabilities assumed at the purchase date:

Cash and cash equivalents	64
Securities	212
Premises and equipment, net	2
Intangible assets	191
Other assets, net of other liabilities	2
Net assets at fair value	471
Goodwill	145
Purchase price	616

Intangible assets purchased consist of customer relationships, core deposits and non-compete agreements with ABN and BAC. We expect to amortize intangible assets related to the acquisition of BBT and BBI over 10 years and intangible assets related to ABN over 4 years (for the operations of ABN in Luxembourg, Switzerland and Uruguay) and over 12 years (for the operations of ABN in Miami).

Unaudited proforma results of Itaú Unibanco Holding for the years ended December 31, 2007 and 2006, as if the acquisition of BBT, BBI and operations of ABN had occurred in the beginning of each of these periods are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,358
Net income	7,586
Earnings per common and preferred shares:
Basic	2.53
Diluted	2.51

2006 (unaudited)

Net interest income (before provision for loan losses)	17,123
Net income	6,121
Earnings per common and preferred shares:
Basic	2.15
Diluted	2.14

g) Operations of BankBoston in Brazil

In May 2006, Itaú Unibanco Holding and Itaúsa entered into an agreement with BAC for the acquisition of all shares of the capital stock of BankBoston Banco Múltiplo S.A., BancBoston Capital do Brasil S/C Ltda., Boston Comercial e Participações Ltda. and Libero Trading International Limited, the entities that carried out the BankBoston business in Brazil. The settlement of the operation was pending approval of the Central Bank of Brazil, which took place on August 22, 2006 and on September 1, 2006 we obtained control of those entities and issued the consideration for the acquisition. In exchange for these entities, Itaú Unibanco Holding issued 171,295,235 (quantity of shares retroactively adjusted for the stock split in October 2007 and the bonus of shares in June 2008 referred to in Note 19a) preferred shares to BAC that correspond to approximately 5.8% of the company’s capital.

Also in May 2006, the same abovementioned parties signed the shareholders’ agreement in which: (a) BAC is entitled to appoint one member of the Board of Directors of Itaú Unibanco Holding, (b) Itaúsa (as the parent company of Itaú Unibanco Holding) may not vote for the dismissal of the board member appointed by BAC except if under very specific circumstances and with the previous written consent of BAC, (c) BAC is not allowed to transfer the shares of Itaú Unibanco Holding for a period of three years, and (d) BAC agrees not to hold more than 20% of Itaú Unibanco Holding’s capital stock.

The purchase price of this transaction was R$ 4,693, which corresponds to the fair value of the shares issued, and it was based on the market price of Itaú Unibanco Holding’s preferred shares on the date the transaction was announced in May 2006. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

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

The intangible assets purchased consist of customer relationships and we expect to amortize them over a period of 10 years. These intangible assets were allocated to our segments as follows: R$ 1,214 to  Itaú Unibanco – Banking, R$ 364 to Itaú BBA, R$ 403 to  Itaú Unibanco – Asset Management and Investment Services and R$ 280 to  Itaú Unibanco – Credit Cards – Accountholders.

The deductible goodwill pursuant to Brazilian tax regulations totaled R$ 2,598.The amortization of goodwill is deductible in accordance with Brazilian tax regulations for social contribution purposes only; for income tax purposes it can only be deductible if the investment is sold or transferred.

Unaudited pro forma results for the year ended December 31, 2006, as if the acquisition of BankBoston Brazil had occurred at the beginning of each of the periods presented, are shown below. The pro forma results of these operations include estimates and criteria considered by management to be reasonable. However, the pro forma results do not include any forecasts of cost savings and are  not necessarily indicative of the results that could have occurred if the acquisition had taken place on the dates indicated or at any other date or of the results in future periods.

2006 (Unaudited)

Net interest income (before provision for loan losses)	18,216
Net income	6,027
Earnings per common and preferred shares
Basic	2.12
Diluted	2.11

h) Our Credicard Operations

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

We held 33.33% of our direct interest in Credicard through wholly-owned subsidiaries and the remaining 16.67% indirect interest through a 50% interest in Tulipa Administração e Participações Ltda. (“Tulipa”), a holding company owned 50% by each of us and Citigroup and whose only relevant assets were 33.33% of the shares of Credicard and cash and cash equivalents that amounted to R$ 1,896 on March 31, 2006. On March 31, 2006, on preparation for the termination, 50% of the assets and liabilities of Tulipa were transferred by Tulipa to Citigroup and we became the only shareholder of Tulipa.

Also on preparation for the termination, on March 31, 2006, the brand “Credicard” was transferred by Credicard to a special purpose company, Credicard Administração Ltda., which was also owned 50% by each of us and Citigroup. As result of that, we have transferred to Credicard Administração Ltda. the amount of R$ 114, which corresponds to the carrying amount of the intangible asset for the “Credicard” brand name that we had originally recorded in 2004 (when we acquired an additional 16.67% interest in Credicard).

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

Intangible assets acquired consist of credit card customer relationships that we expect to amortize over a period of ten years and are allocated to our segment Itaucred – Credit Card to Non-Accountholder Clients.  No tax deductible goodwill resulted from this transaction.

Subsequently, on December 5, 2006, Citigroup acquired the “Credicard” brand name for R$ 278. Under the terms of our agreement with Citigroup we had the right to use the brand until December 31, 2008. We recognized a gain of R$ 158 for the sale.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents is comprised as follows:

	12/31/2008	12/31/2007 Restated (*)
Cash and due from banks	3,408	3,098
Interest-bearing deposits in other banks	24,628	19,111
TOTAL	28,036	22,209
(*)The balance of December 31, 2007 was restated to reflect the change in accounting policy to define cash and cash equivalents as described in Note 2c.

NOTE 5 – CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds with the central bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and the amounts of such deposits.

	2008	2007
Non-interest bearing	6,743	6,294
Interest-bearing	4,571	10,920
TOTAL	11,314	17,214

NOTE 6 – TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	12/31/2008	12/31/2007
Investment funds	24,458	20,321
Brazilian federal government securities	27,145	10,222
Brazilian government external debt securities	383	240
Government debt securities – other countries	1,988	3,365
Argentina	64	37
United States	1,038	286
Mexico	6	69
Russia	-	275
Denmark	-	196
Spain	418	847
Korea	291	1,582
Chile	164	71
Uruguay	6	-
Other	1	2
Corporate debt securities	2,030	2,110
Marketable equity securities	456	393
Derivative financial instruments	10,023	3,873
Options	2,154	270
Forwards	3,406	1,774
Swaps	4,021	1,829
Credit derivative	26
Futures	386	-
Others	30
TOTAL	66,483	40,524

Net unrealized gains included in trading assets at December 31, 2008, 2007 and 2006 amounted to R$ 1,414, R$ 261 and R$ 778, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2008, 2007 and 2006, included in trading income gains/(losses), were of R$ 1,153, R$ (517) and R$ 371, respectively.

NOTE 7 - AVAILABLE-FOR SALE-SECURITIES

The fair values and corresponding amortized cost of available-for-sale securities at December 31 were:

	2008				2007
		Unrealized gross				Unrealized gross
	Amortized cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair value
Investment funds	971	21	-	992	960	13	-	973
Brazilian federal government securities	5,545	53	(19)	5,579	2,095	61	(11)	2,145
Brazilian government external debt securities	748	217	-	1,009	476	6	(204)	278
Government debt securities – other countries	8,684	110	(61)	8,733	7,716	11	(30)	7,697
Portugal	297	4	-	301	239	1	-	240
Argentina	1	-	-	1	53	-	-	53
United States	18	7	-	25	-	-	-	-
Norway	347	-	(2)	345	191	-	(2)	189
Italy	-	-	-	-	71	-	(1)	70
Austria	1,470	-	(10)	1,460	2,116	4	(12)	2,108
Denmark	2,092	95	6	2,193	176	-	(2)	174
Spain	2,866	-	(36)	2,830	2,295	-	(11)	2,284
Korea	1,020	4	(3)	1,021	2,155	5	(1)	2,159
Chile	492	-	(9)	483	356	-	(1)	355
Uruguay	81	-	(7)	74	64	1	-	65
Corporate debt securities (1)	11,365	329	(204)	11,446	5,411	225	(342)	5,294
Marketable equity securities (1)	852	8	(174)	686	1,021	1,417	-	2,438
TOTAL	28,165	738	(458)	28,445	17,679	1,733	(587)	18,825
(1) Securities with a cost of R$ 1,410 have been previously presented in the original financial statements within "Marketable equity securities" and have been reclassified to "Corporate debt securities". Those securities are preferred shares that are mandatorily redeemable by the issuer and should have been originally presented as "Corporate debt securities".

The amounts reclassified from Accumulated Other Comprehensive Income correspond to the following amounts:

	2008	2007	2006
Gross realized gains during the year upon sale of the security	131	231	559
Gross realized losses during the year upon sale of the security	(245)	(414)	(276)
Other-than temporary impairment losses (Note 24 b)	(53)	(4)	(4)
Realized gain upon exchange of shares of Bovespa Holding S.A. - Note 24.a.	424	-	-
Total	257	(187)	279

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	2008
	Amortized cost	Fair value
Due within one year	12,712	12,753
From 1 to 5 years	10,014	10,061
From 5 to 10 years	2,067	2,418
After 10 years	1,549	1,535
No stated maturity	1,823	1,678
TOTAL	28,165	28,445

During the years ended December 31, 2008, 2007 and 2006, we recognized losses of R$ 53, R$ 4 and R$ 4, respectively, for impairment of available-for-sale securities presented under "Other non-interest expenses" in the consolidated statement of income.

At the year ended December 31, 2007 and 2006, we reclassified securities from available-for-sale securities to trading assets, resulting in recognition of R$ 52 and 292, respectively, in net income, that were previously recorded in Other Comprehensive Income.

We have no available-for-sale securities that have been in a continuous unrealized loss position for over 12 months at December 31, 2008 and 2007

NOTE 8 – HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	2008				2007
	Amortized	Unrealized gross		Fair	Amortized	Unrealized gross		Fair
	cost	Gains	Losses	value	cost	Gains	Losses	value
Brazilian federal government securities	637	124	-	761	822	142	-	964
Brazilian government external debt securities	321	54	-	375	307	44	-	351
Government debt securities – other countries	22	-	-	22	19	-	-	19
Corporate debt securities	345	15	(2)	358	280	20	-	300
TOTAL	1,325	193	(2)	1,516	1,428	206	-	1,634

The amortized cost and fair value of held-to-maturity securities, by maturity, were as follows:

	2008
	Amortized cost	Fair value
Due within one year	67	12
From 1 to 5 years	757	390
From 5 to 10 years	115	142
After 10 years	386	972
TOTAL	1,325	1,516
We have no held-to-maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2008 and 2007.

NOTE 9 - LOANS AND LEASES

	2008	2007
Commercial	78,341	45,535
Industrial and others	64,952	40,991
Import financing	3,643	1,287
Export financing	9,746	3,257
Real estate loans, primarily residential housing loans	6,469	4,732
Lease	41,663	29,531
Public sector	759	827
Individuals	38,104	32,182
Overdraft	3,544	2,768
Financing	20,272	18,023
Credit card	14,288	11,391
Agricultural	4,364	3,652
TOTAL	169,700	116,459

At December 31, 2008 and 2007, our recorded investment in impaired loans was R$ 7,624 and R$ 3,886 and our non-accrual loans and leases amounted to R$ 7,579 and R$ 4,777, respectively.

The average recorded investment in impaired loans for 2008, 2007 and 2006 was approximately R$ 5,755, R$ 3,606 and R$ 2,586, respectively. At December 31, 2008 and 2007, the recorded investment in impaired loans requiring an allowance for loan and lease losses based on individual analysis, per SFAS 114 guidelines, was R$ 1,774 and R$ 140, and the related allowance for loan and lease losses was R$ 138 and R$ 126, respectively. In 2008, 2007 and 2006, interest income recognized on impaired loans totaled R$ 556, R$ 469 and R$ 220, respectively.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income forgone on our non-accrual loans for 2008 and 2007 is R$ 1,265 and R$ 939, respectively.

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	2008	2007
Balance at the beginning of the year	7,473	6,426
Allowance for loan and lease losses	9,361	5,542
Credits charged off	(5,904)	(5,566)
Recoveries	1,272	1,071
Balance at the end of the year	12,202	7,473

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % as of 12/31/2008		12/31/2008 (a)				12/31/2007 (a)		12/31/2006 (a)
	Total	Voting	Stockholders’ equity	Net income (loss)	Investment	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Equity in earnings (losses)
Investments accounted for by the equity method
Allianz Seguros S.A.	27.52	27.52	514	61	142	16	130	20	17
Banco BPI S.A. (b)	19.01	19.01	6,192	776	1,569	148	1,189	166	148
Credicard Banco S.A. ( c)	-	-	-	-	-	-	-	-	60
Itaú XL Seguros Corporativos S.A.	50.00	50.00	213	13	107	7	102	13	11
Redecard S.A.	23.21	23.21	1,186	1,199	275	278	120	256	275
Tulipa Administração e Participações Ltda ( c)	-	-	-	-	-	-	-	-	18
Other (d)	-	-	-	-	105	25	135	21	37
Subtotal					2,198	474	1,676	476	566
Other investments recorded at cost	-	-	-	-	200	-	183	-	-

Total					2,398	474	1,859	476	566

(a) Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.

(b) Banco BPI S.A. is an equity investee of IPI – Itausa Investimentos Ltda (“IPI”). The shares of IPI are owned 51.00% by Itaúsa Export S.A. and 49.00% by other subsidiaries of Itaú Unibanco Holding. Before the acquisition of shares of Itaúsa Export S.A. described in Note 3.b we did not consolidated Itaúsa Export S.A. and in prior periods we recorded equity investments in IPI for the 49.00% owned through our subsidiaries and equity investment in Itaúsa Export. As result of the retroactive restatement described in Note 3.b we consolidated in this financial statements Itaúsa Export S.A. and, IPI and as a result, we present an equity investment directly in Banco BPI S.A.The amount of investment includes the amount of R$ 392 and 297 at December 31, 2008 and 2007 which corresponds to the difference between the interest in net assets of Banco BPI S.A. and the cost of the investment comprising, differences between the carrying amount of net assets and their estimated fair value and goodwill.

(c ) During 2006, the joint-venture in Credicard was terminated and 50% of the assets and liabilities of Tulipa and Credicard were transferred to us and are being consolidated since then.(see note 3h)

(d) Other includes interests in the total and voting stock of the following companies: BIU Participações S.A (41.66% of total and voting stock), Bracor Investimentos Imobiliários S.A. ( 17.72% of total and voting stock), and Olimpia Promoção e Serviços S.A. (50% of total and voting stock)

b) Summarized financial information

Information about the financial position and results of Redecard S.A., the investment that most contributed to our equity in earnings of unconsolidated companies as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, is as follows:

Balance Sheet - Unaudited	12.31.2008	12.31.2007

Total assets	14,645	13,334
Total liabilities	13,459	12,818
Stockholders’ equity	1,186	516
Investment	275	120

Income Statement - Unaudited	01.01.2008 to 12.31.2008	01.01.2007 to 12.31.2007	01.01.2006 to 12.31.2006

Operating revenues	2,900	2,531	3,082
Operating expenses	1,109	1,208	2,072
Income before income tax	1,791	1,323	1,010
Income tax	592	329	150
Net income	1,199	994	860
Equity in income	278	256	275

c) Other information

Dividends, including interest on stockholders' equity, received from the investments accounted for by the equity method were R$ 246, R$ 297 and R$ 168 in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 12 – PREMISES AND EQUIPMENT

	2008	2007	Annual depreciation rates (%)
Gross
Land	724	711
Buildings used in operations	1,936	1,850
Installations, furnishings, equipment and security and communication systems	1,019	919
Data processing equipment	2,585	2,433
Cost of software developed or obtained for internal use	805	647
Transportation system	31	30
Assets held for sale	16	25
Other	669	885
TOTAL	7,785	7,500
Accumulated depreciation
Buildings used in operations	(1,374)	(1,287)	4
Installations, furnishings, equipment and security and communication systems	(573)	(550)	10 to 25
Data processing equipment	(2,147)	(2,016)	20 to 50
Cost of software developed or obtained for internal use	(401)	(311)	20 to 33
Transportation system	(13)	(15)	20
Other	(312)	(566)	20
TOTAL	(4,820)	(4,745)
NET BOOK VALUE	2,965	2,755

Depreciation expense was R$ 756, R$ 675 and R$ 605 in the years ended December 31, 2008, 2007 and 2006, respectively, including expenses of R$ 109, R$ 91 and R$ 90 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 18, respectively, in 2008 (R$ 23 and R$ 17 in 2007, and R$ 23 and R$ 16 in 2006).

Accumulated depreciation of leases amount to R$ 72, R$ 60 and R$ 45 as of December 31, 2008, 2007 and 2006, respectively. The only asset class recorded under leases is buildings used in operations.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS No. 142, no goodwill amortization was recorded in 2008, 2007 and 2006. The following table presents the movement of aggregate goodwill for the years ended December 31:

	2008	2007
Opening balance sheet	635	676
Addition as a result of acquisition of Delle Holdings	2	29
Addition as a result of acquisition of BBI	-	19
Addition as a result of acquisition of BBT	-	13
Addition as a result of acquisition of private banking portfolio of ABN AMRO Bank N.V.	-	113
Tax benefit on the realization for tax purposes of tax deductible goodwill	(257)	(215)
Effect of exchange rate on goodwill on entities outside Brazil	43	-
Closing balance sheet	423	635

The total amount of goodwill as of December 31, 2008 and 2007 was allocated to the Itaú Unibanco – Banking segment, the amount of R$ 38 e R$ 178, Itaú BBA segment, the amount of R$ 37 and R$ 76 , Itaú Unibanco – Credit Cards – Account Holders segment the amount of R$ 163 and R$ 207 and Itaú Unibanco – Asset Management and Investor Services segment the amount of R$ 185 e R$ 174.

The change in intangible assets for the years ended December 31 is presented below:

	2008						2007
	Orbitall - Credit card processing contracts	SFR and Previtec - Service agreements for private pension processing	Exclusive Access to customers of retailers and real estate brokers	Customer Relationships	Distribution network FIAT	Total	Orbitall - Credit card processing contracts	SFR and Previtec - Service agreements for private pension processing	Exclusive access to customers of retailers and real estate brokers	Customer Relationships	Distribution network FIAT	Total
Opening balance	120	29	1,230	5,530	39	6,948	165	-	1,006	4,470	46	5,687
Additions as a result of the transactions during the year:
Strategic agreement with Dafra	-	-	20	-	-	20	-	-	-	-	-	-
Strategic agreement with Coelho da Fonseca	-	-	94	-	-	94	-	-	-	-	-	-
Strategic agreement with Blockbuster	-	-	51	-	-	51	-	-	-	-	-	-
Strategic agreement with Canal Shop Time	-	-	12	-	-	12	-	-	-	-	-	-
Strategic agreement with TAM	-	-	7	-	-	7	-	-	-	-	-	-
Strategic agreement with Marisa	-	-	120	-	-	120	-	-	-	-	-	-
Strategic agreement with ABRACAF	-	-	6	-	-	6	-	-	-	-	-	-
BBA H.E. Participações S.A. (Note 3c)	-	-	-	116	-	116	-	-	-	-	-	-
Governo do Estado de Goiás	-	-	-	150	-	150	-	-	-	-	-	-
Unión Capital	-	-	-	10	-	10	-	-	-	-	-	-
Pandora	-	-	-	32	-	32	-	-	-	-	-	-
Strategic agreement with SFR and Previtec	-	-	-	-	-	-	-	32	-	-	-	32
Strategic agreement with Lopes	-	-	-	-	-	-	-	-	290	-	-	290
Itaubank Chile and Urugauy (Note 3d and 3e)	-	-	-	-	-	-	-	-	-	195	-	195
BBI and BBT (Note 3f)	-	-	-	-	-	-	-	-	-	62	-	62
ABN (Note 3f)	-	-	-	-	-	-	-	-	-	129	-	129
Other acquisitions (1)	-	-	-	359	-	359	-	-	-	1,639	-	1,639
Amortization for the year	(20)	(3)	(88)	(1,082)	(8)	(1,201)	(28)	(3)	(60)	(876)	(7)	(974)
Effect of exchange rate on intangible assets on entities outside Brazil	-	-	-	57	-	57	-	-	-	(12)	-	(12)
Rescission of agreement (2)	-	-	-	(12)	-	(12)	-	-	-	(53)	-	(53)
Tax benefit in the realization of deductible goodwill arising from acquisitions	(15)	-	(19)	(59)	-	(93)	(17)	-	(6)	(24)	-	(47)
Closing balance	85	26	1,433	5,101	31	6,676	120	29	1,230	5,530	39	6,948
Gross balance	234	32	1,778	9,491	103	11,638	234	32	1,468	8,825	103	10,662
Accumulated amortization	(149)	(6)	(345)	(4,390)	(72)	(4,962)	(114)	(3)	(238)	(3,295)	(64)	(3,714)
Balance at the closing of the balance sheet, net	85	26	1,433	5,101	31	6,676	120	29	1,230	5,530	39	6,948
Weighted average useful life (in years)	5.9	9.8	15.4	5.9	4.3	7.9	6.9	10.8	17.2	6.5	5.3	8.4
(1) Basically refers to the amounts spent to acquire rights to credit payrolls and perfom tax collections for Municipal and State Governments. During 2008, transactions comprises several small agreements. During  2007, transactions basically comprises agreements entered into with the: State Governments of Rio de Janeiro in the amount R$ 750 and Goiás in the amount R$ 178, the Court of Justice of Minas Gerais in the amount R$ 150,  the Municipal Government of Macaé in the amount R$ 53 and others in the amount R$ 508.
(2) On October 17, 2007, the State Government of Minas Gerais and Banco Itaú signed an instrument for the rescission of the service agreement for the management of payroll of State of Minas Gerais' civil servants. Based on the rescission, the State Government of Minas Gerais paid an indemnity to Banco Itau amounting to R$ 129, which resulted in income of R$ 76, to recorded in "Other non-interest income".

Estimated amortization expenses for defined life intangible assets over the next five years are as follows:

Estimated amortization expenses (unaudited)
2009	1,222
2010	1,166
2011	1,028
2012	755
2013	554

NOTE 14 – OTHER ASSETS

	2008	2007
Net deferred assets, net of valuation allowance (Note 21)	4,614	-
Escrow deposits for provision for contingent liabilities classified as probable (Note 30b)	3,721	3,009
Prepaid taxes	3,438	2,582

Escrow deposits for taxes payable and challenged in court (Note 30b)	2,286	1,615
Pension plan prepaid assets (Note 25)	1,903	3,248
Escrow deposits for provision for contingent liabilities classified as possible (Note 30b)	1,666	1,117
Service fees and commissions receivable	1,619	1,367
Prepaid expenses	1,075	438
Receivables from reimbursement of contingent liabilities (Note 30b)	940	814
Other escrow deposits	807	366
Receivable from the government administered fund – Fundo para Compensação da Variações Salariais (FCVS)	585	396
Receivables related to the sale of Credicard brand	304	230
Foreclosed assets, net	211	235
Receivables related to acquisitions	163	165
Escrow account related to strategic partnerships with CBD and LASA	148	155
Deferred policy acquisition costs	133	123
Other	2,283	1,988
TOTAL	25,896	17,848

NOTE 15 – DEPOSITS

	2008	2007
Non-interest bearing deposits	24,106	28,134
Demand deposits	23,041	26,729
Other deposits	1,065	1,405
Interest-bearing deposits	126,696	53,491
Savings deposits	31,896	27,990
Time deposits	92,758	23,885
Deposits from banks	2,042	1,616
TOTAL	150,802	81,625

Time deposits with balance in excess of the equivalent to US$ 100,000.00 amount to R$ 72,733 as of December 31, 2008 (R$ 16,469 as of December 31, 2007).

NOTE 16 - SHORT-TERM BORROWINGS

	2008	2007
Trade financing borrowings	9,166	5,805
Local onlendings	122	70
Euronotes	576	186
Commercial Paper	60	3
Fixed-rate notes	133	-
Mortgage notes	3,035	282
Securities issued and sold to customers under repurchase agreements	40,977	41,174
Other short-term borrowings	208	658
TOTAL	54,277	48,178

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2008	2007
Trade financing borrowings	0.42% a 13.70%	0.95% a 16.50%
Local onlendings	2.30% a 13.67%	1.00% a 10.00%
Euronotes	0.40% a 13.62%	5.10% a 11.39%
Commercial Paper	3.73%	5.67%
Fixed-rate notes	3.61% a 12.94%	-
Mortgage notes	6.89% a 12.88%	9.90% a 11.12%

Under "Securities issued and sold to customers under repurchase agreements" we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 70% and 109% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through June 2027.

NOTE 17 - LONG-TERM DEBT

	2008	2007
Local onlendings	7,271	5,403
Euronotes	2,209	1,758
Fixed-rate notes	278	193
Commercial Paper	-	15
Mortgage notes	669	907
Trade finance borrowings	7,361	5,184
Debentures	2,093	3,488
Subordinated debt	15,030	11,934
Debt under securitization of diversified payment rights	1,424	1,110
Other long-term debt (1)	1,337	1,035
TOTAL	37,672	31,027

(1) Including lease obligations in the amounts of R$ 38 and R$ 50 as of December 31, 2008 and 2007, respectively.

a)   Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of premises and equipment. Such amounts are due in monthly installments through 2029 and bear fixed interest rates up to 15.35% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or "TJLP"), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Unibanco Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. Onlending is at the risk of Itaú Unibanco Holding, and it is generally secured.

b)   Euronotes

				Carrying amount (net of repurchases)
Maturity date	Original term in years	Currency	Coupon - %	2008	2007
01/31/2008	3	US$	4.38	-	208
05/18/2009	5	US$	5.00	16	13
02/7/2009	1	US$	12.68	3	-
12/21/2009	1	US$	6.28	164	-
12/21/2009	1	US$	6.40	28	-
12/21/2009	1	US$	5.92	6	-
12/21/2009	1	US$	6.15	7	-
12/21/2009	1	US$	6.00	1	-
09/2/2010	2	US$	11.41	2	-
06/21/2010	2	US$	6.25	4	-
06/21/2010	2	US$	6.20	7	-
06/22/2010	5		€3.50	516	422
08/20/2010	5	US$	6.39	5	4
10/20/2010	5	US$	7.03	9	7
10/20/2010	5	US$	7.08	5	4
10/20/2010	5	US$	7.29	5	4
10/20/2010	5	US$	8.00	2	2
10/20/2010	5	US$	6.98	12	9
10/20/2010	5	US$	7.03	12	9
01/20/2011	3	US$	4.28	24	-
02/22/2011	5	US$	5.14	6	5
02/22/2011	5	US$	5.29	11	8
02/22/2011	5	US$	5.23	36	27
04/3/2011	3	US$	3.45	7	-
04/20/2011	5	US$	5.98	5	4
06/30/2011	3	US$	8.00	39	-
06/30/2011	3	US$	8.50	7	-
06/30/2011	3	US$	8.00	23	-
06/30/2011	3	US$	7.00	23	-
07/27/2011	5		€5.24	725	594
02/17/2012	7		€5.63	27	21
05/21/2012	5	US$	6.00	12	9
05/30/2012	5	R$	9.21	398	408
02/20/2013	5	US$	5.14	59	-
04/22/2013	5		€7.38	3	-
TOTAL				2,209	1,758

c)   Fixed Rate Notes

				Carrying amount (net of repurchases)
Maturity date	Original term in years	Currency	Coupon - %	2008	2007
Payment suspended (1)	-	US$	7.01	3	2
03/17/2009	5	US$	6.00	24	18
03/30/2009	5	US$	6.00	2	2
04/06/2009	5	US$	6.00	9	7
04/16/2009	5	US$	6.00	9	7
04/20/2009	5	US$	6.00	57	43
04/22/2009	5	US$	6.00	5	4
04/27/2009	5	US$	6.00	4	3
05/06/2009	5	US$	6.00	12	9
05/11/2009	5	US$	6.00	6	4
05/14/2009	5	US$	6.00	12	9
05/26/2009	5	US$	6.00	5	4
05/28/2009	5	US$	6.00	12	9
06/01/2009	5	US$	6.00	11	9
06/15/2009	5	US$	6.00	12	9
06/29/2009	5	US$	6.00	5	4
07/13/2009	5	US$	6.00	26	20
07/15/2009	5	US$	6.00	7	5
08/10/2009	5	US$	6.00	8	6
08/17/2009	5	US$	6.00	12	9
08/24/2009	5	US$	6.00	9	7
10/27/2009	2	US$	4.82	4	-
12/08/2009	3	US$	7.00	4	3
04/18/2011	4	US$	10.37	20	-
TOTAL				278	193

(1) These operations are in renegotiation with the creditor and had their payment suspended.

d) Mortgage Notes

Mortgage notes were issued with maturities exceeding one year, falling due monthly up to December 1, 2035, and paying interest of up to 10.12% p.a.. These instruments are fully backed by housing loans.

e)   Trade finance borrowings

Maturity	Currency	2008	2007
2008	CHF (1)	-	2
2008	€	-	10
2008	US$	-	992
2008	¥	-	1,271
2009	UYU (3)	-	6
2009	€	94	9
2009	CHF (1)	-	18
2009	US$	2,572	898
2009	¥	793	481
2009	R$	433	-
2010	€	183	401
2010	CLP (2)	1	-
2010	CHF (1)	-	1
2010	US$	905	207
2011	€	20	6
2011	US$	1,165	30
2012	CHF (1)	1	2
2012	CLP (2)	1	-
2012	US$	153	141
2012	€	768	610
After 2012	CHF (1)	-	2
After 2012	CLP (2)	2	-
After 2012	US$	264	96
After 2012	€	6	1
TOTAL		7,361	5,184
(1) CHF - Swiss Franc; (2) Chilean Peso (3) UYU - Uruguayan Peso

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers is generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2008	2007
US$	1.01% to 13.09%	0.99% to 17.20%
	¥1.30% to 1.48%	0.77% to 1.36%
	€2.50% to 5.93%	3.50% to 7.59%
UYU	-	9.25% to 13.50%
R$	13.09%	-
CLP	3.15% to 6.60%	-
CHF	2.78% to 5.75%	2.00% to 9.50%

f )  Debentures

	Original term in		Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity	years	Currency	2008	2007	2008	2007
02/01/2008	3	R$	-	102.4% of CDI	-	1,409
10/01/2010	3	R$	CDI + 0.29	CDI + 0.29	1,048	1,041
10/01/2012	5	R$	CDI + 0.35	CDI + 0.35	1,045	1,038
TOTAL					2,093	3,488

g)   Subordinated debt

		Coupon - %		Carrying amount
Maturity	Currency	2008	2007	2008	2007
Notes
08/15/2011	US$	10.00	10.00	408	309
08/15/2011	¥	4.25	4.25	786	482
Debentures
09/01/2008	R$	-	CDI + 0,75	-	630
Bonus
04/01/2033	CLP	3.50	-	73	-
10/01/2033	CLP	4.5	-	75	-
Certificate of deposit
02/26/2008	R$	-	CDI	-	1,428
12/23/2009	R$	CDI + 0.87	CDI + 0.87	852	852
04/02/2012	R$	CDI + 3.50	CDI + 3.50	6,150	5,449
11/01/2012	R$	CDI + 0.35	CDI + 0.35	344	305
02/01/2013	R$	CDI + 0.50	-	2,042	-
02/07/2013	R$	CDI + 0.50	-	265	-
02/08/2013	R$	CDI + 0.50	-	13	-
02/25/2013	R$	CDI + 0.50	-	69	-
05/22/2014	R$	CDI + 0.35	CDI + 0.35	2,187	1,932
10/14/2014	R$	CDI + 12.00	-	1,018	-
Redeemable preferred shares
03/31/2015	US$	5.13	6.39	748	547
TOTAL				15,030	11,934

During the last few years we issued debt which is subordinated in right of payment to all indebtedness of the issuing entity. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capital requirements established by the Central Bank (see Note 31).

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

h) Debt under securitization of diversified payments rights

Diversified payment rights are payment orders in U.S. dollars received by Itaú Unibanco Holding from non-Brazilian entities to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Itaú Unibanco Holding it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIFT, Fedwire or CHIPS) orders to make payments to the customer.

On March 20, 2002 we sold present and future rights to such payment orders to “Brazilian Diversified Payment Rights Finance Company”, a consolidated special purpose entity (SPE) incorporated in the Cayman Islands. On June 30, 2005, December 23, 2005 and September 20, 2006, the SPE issued Floating Rate Notes to third-party investors secured by the diversified payment rights that the SPE acquired from Itaú Unibanco Holding which is classified as long-term debt and presented below.

The main characteristics of the notes are as follows:

						Carrying amount
Series	Amount issued (in millions of US$)	Currency	Coupon %	Interest only period	Scheduled amortization	2008	2007
2003-3 (1)	105	US$	5.01%	November 25, 2003 to September 20, 2010	Semi-annual as from March 20, 2007 to September 19, 2010	-	141
2004-1 (1)	81	US$	2.73%	July 7, 2004 to March 21, 2011	Semi-annual as from September 21, 2009 to March 21, 2011	-	185
2005-1	178	US$	Libor + 0.20%	June 30, 2005 to September 20, 2012	Semi-annual as from September 20, 2009 to September 20, 2012	419	359
2005-2	36	US$	Libor + 0.30%	June 30, 2005 to September 20, 2008	Semi-annual as from September 20, 2005 to September 20, 2008	-	65
2005-3 VF (2)	225	US$	Libor + 1.50%	Semi-annual	Semi-annual as from September 20, 2009 to September 20, 2013	472	-
2006-1	200	US$	Libor + 0.50%	Semi-annual	Semi-annual as from March 20, 2010 to September 20, 2013	533	360
Total	825					1,424	1,110
(1) These series were prepaid on 12/12/2008.
(2) The serie 2005-3 VF was issued on September 2008.

The Notes issued by the SPE are expected to be repaid through the flow of funds provided by the payment orders sold by Itaú Unibanco Holding to the SPE. If the SPE, as issuer of the Floating Rate Notes, fails to make a timely payment of accrued interest and of scheduled principal, investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.

Itaú Unibanco Holding has the right to make an early redemption of the Notes by paying total outstanding principal and accrued interest of the Notes. Itaú Unibanco Holding will be obligated to redeem the Notes if certain specified events of default or early termination occur. Considering the terms of the agreements entered into in relation to the issuance of the Notes we have consolidated the SPE in our consolidated financial statements.

Cash received by the SPE for the payment orders sold by Itaú Unibanco Holding is required to be maintained in specified bank accounts of the SPE until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. Restricted cash amounted to R$ 84 and R$ 89, as of December 31, 2008 and 2007.

i)   Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2008	2007
Due within one year	7,745	8,263
From 1 to 2 years	4,988	4,208
From 2 to 3 years	4,897	3,453
From 3 to 4 years	10,139	2,337
From 4 to 5 years	4,154	8,469
After 5 years	5,749	4,297
TOTAL	37,672	31,027

NOTE 18 - OTHER LIABILITIES

	2008	2007
Payable to merchants for credit card transactions	9,583	8,427
Taxes payable and challenged in court (Note 30b)	6,155	5,433
Derivative liabilities:
Swaps	3,075	1,824
Options	3,405	477
Forward	1,328	1,452
Credit derivatives	201	-
Futures	-	82
Contingent liabilities (Note 30b)	5,219	3,551
Interest on stockholders' equity payable	2,401	1,533
Collection of third-party taxes, social contributions and other	2,646	2,072
Payable for securities purchased (trade date)	2,638	2,234
Labor related liabilities	1,727	1,317
Taxes other than income	939	581
Taxes on income	726	823
Payable related to acquisitions	426	455
Stock-based compensation (Note 26)	334	764
Accrued pension plan benefits (Note 25)	324	31
Foreign exchange portfolio, net	173	6
Deferred credits related to strategic partnership with CBD and LASA	148	155
Fair value of guarantees granted (Note 29e)	37	16
Other	2,927	2,711
TOTAL	44,412	33,944

NOTE 19 - STOCKHOLDERS' EQUITY

a) Capital and stockholders' rights

I) Capital

	Quantity of shares issued
	2008	2007(*)
Common shares	1,553,418,582	1,566,250,640
Preferred shares	1,459,989,910	1,488,739,910
TOTAL	3,013,408,492	3,054,990,550

(*) After giving retroactive effect to the bonus of shares in June 2008.

At the Extraordinary Stockholders' Meeting held on August 25, 2006, the shareholders resolved to acquire the totality of the shares of BKB Brasil and Libero Trading International Ltd, effective on September 1, 2006. As a result, capital was increased by R$ 4,581 by way of the issuance of 171,295,235 (*) book entry shares with no par value (Note 3g).

At the Extraordinary Stockholders' Meeting held on December 26, 2006, the stockholders resolved to acquire all shares of BankBoston operations in Chile and Uruguay, which was approved by BACEN on February 1, 2007. Accordingly capital stock was increased by R$ 1,373 and 51,342,090 (*) book-entry common shares were issued (Notes 3b and 3e)

At the Annual and  Extraordinary Stockholders' Meeting held on August 27, 2007, stockholders approved the split of 100% of capital stock by issuing one additional share per each share previously ouned. This split was carried out in the Stock Exchanges on October 1, 2007.

At the Annual and  Extraordinary Stockholders' Meeting held on  April 23, 2008, stockholders approved the cancellation of 12,832,058 (*) common shares and 18,750,000 (*) preferred shares held in treasury, and a  bonus of 25% over shares by issuing one additional share per each four shares previously owned. Bonus shares were issued on June 2, 2008.

At the Annual and  Extraordinary Stockholders' Meeting held on November 28, 2008 stockholders approved the cancellation of 10,000,000 preferred shares held in treasury.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both types of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.022 per share at December 31, 2008, 2007 and 2006). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Unibanco Holding's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Unibanco Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share after giving effect to the bonus of shares in June, 2008) at December 31, 2008 and 2007, are presented below:

	2008		2007
	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Acquisitions in the period
Minimum Cost	-	22.91	25.40	29.40
Weighted Average Cost	-	30.93	25.92	31.07
Maximum Cost	-	35.87	25.97	33.25
Balance of treasury stock
Average Cost	-	25.96	20.34	19.88
Quoted Market Value of shares in BOVESPA (Sao Paulo Stock Exchange) at December 31	21.50	26.10	34.40	36.40

III)   Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the selling price of treasury stock and the average cost of such stock, (ii) to compensation expense recognized under the stock option plan (Notes 2s and 26), (iii) to the difference between the fair value of the stock issued in relation to the acquisitions of Itaú BBA and Bank Boston and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes and (iv) to the purchase price paid for the acquisition of shares of Itaúsa Export (Note 3.b) and to a capital contribution made by Itaúsa in Itaúsa Export during 2007.

b)   Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by stockholders’ decision:

I)   Legal reserve

Under Brazilian corporate law, Itaú Unibanco Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated deficit, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

II)   Statutory reserves

The three statutory reserves are the following:

•
Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders' equity, with the objective of maintaining a payment flow to stockholders. The reserve is composed of:

(a) up to 50% of net income for the fiscal year;
(b) up to 100% of revaluation reserves in the statutory books that have been realized; and
(c) up to 100% of the amount of prior years’ adjustments recorded directly in stockholders' equity in the statutory books, and is reduced by the amounts of anticipated dividends.

The reserve is limited to 40% of capital stock in the statutory books.

•
Reserve for Increase in Working Capital - This reserve has the purpose of accruing funds for Itaú Unibanco Holding’s operations. It is composed of up to 20% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

•
Reserve for Increasing Interest in Companies - The purpose of the reserve is to accrue funds to exercise the right of first refusal in capital increases in companies we have an interest in. Is composed of up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

III)   Capital reserve – Premium on subscription of shares

This reserve was recognized in the corporate restructuring process by which Itaú Unibanco became an Itaú Unibanco Holding’s wholly-owned subsidiary. The reserve was set up upon restructuring for an amount equal to the difference between the increase in Itaú Unibanco Holding’s capital stock resulting from the restructuring and  Itaú Unibanco’s stockholders´ equity (according to the financial statements prepared pursuant to Brazilian Corporate Law) at the moment of the restructuring.

IV)   Tax incentive reserve

This reserve arises from the option made by Itaú Unibanco Holding to apply a portion of income tax and social contribution on net income, otherwise payable to tax authorities, for investing in government approved development funds or equity of companies undertaking specific government-approved projects in certain areas of Brazil. The amount so applied is credited at the payment date to income tax and subsequently appropriated from retained earnings to this reserve.

V)   Unrealized income

This reserve represents income recorded for accounting purposes in Itaú Unibanco Holding’s statutory individual financial statements, as equity in the earnings of unconsolidated investments, which has not yet been received in cash.

This reserve will be realized upon sale of such investments and through receipt of dividends. When realized, amounts are transferred to unappropriated retained earnings and included in the calculation basis of the minimum mandatory dividend, in accordance with Brazilian corporate law and CVM rules.

c)   Unappropriated retained earnings

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in Itaú Unibanco Holding’s statutory records is transferred to the reserves described above.

Retained earnings available for distribution in Itaú Unibanco Holding’s statutory records correspond to the Dividend Equalization Reserve mentioned above which amounts to R$ 11,487 and R$ 5,156 at December 31, 2008 and 2007, respectively.

NOTE  20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the years indicated. All information in this note has been retroactively restated to give effect to the split of shares in October 2007 and the bonus of shares in June 2008

	2008	2007	2006
Earnings per share - Basic

Net income attributable to common and preferred stockholders

Net income	4,849	7,662	6,037
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(31)	(32)	(29)
Sub-total	4,818	7,630	6,008
Undistributed retained earnings to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(34)	(34)	(33)
Sub-total	4,784	7,596	5,975

Undistributed retained earnings to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	2,505	3,935	3,162
To preferred stockholders	2,279	3,661	2,813

Total net income available to common stockholders	2,539	3,969	3,195
Total net income available to preferred stockholders	2,310	3,693	2,842

Weighted average outstanding shares
Common shares	1,553,418,582	1,553,451,604	1,503,722,701
Preferred shares	1,413,491,898	1,444,978,181	1,336,680,540

Earnings per share - in R$
Common shares	1.63	2.56	2.13
Preferred shares	1.63	2.56	2.13

	2008	2007	2006
Earnings per share - Diluted

Net income attributable to common and preferred stockholders

Net income available to preferred stockholders	2,310	3,693	2,842
Dividend on incremental preferred shares	9	24	17

Net income available to preferred stockholders considering incremental preferred shares	2,319	3,717	2,859

Net income available to common stockholders	2,539	3,969	3,195
Dividend on incremental preferred shares	(9)	(24)	(17)

Net income available to common stockholders considering incremental preferred shares	2,530	3,945	3,178

Adjusted weighted average shares
Common shares	1,553,418,582	1,553,451,604	1,503,722,701
Preferred shares - Diluted	1,426,435,707	1,463,454,608	1,352,323,239
Preferred shares - Basic	1,413,491,898	1,444,978,181	1,336,680,540

Incremental shares from stock options granted under our Stock Option Plan (Note 26)	12,943,809	18,476,427	15,642,699

Diluted earnings per share - in R$
Common shares	1.63	2.54	2.11
Preferred shares	1.63	2.54	2.11

Potentially anti-dilutive shares, which have been excluded from the diluted earnings per share calculation totaled 3,500,980 preferred shares at December 31, 2008; 1,961,204 preferred shares in December 2007 and 2,273,607 preferred shares in December 2006.

The following table presents the amounts per share of extraordinary item:

	2008	2007	2006
Earnings per share - Basic (common and preferred shares)

Net income before extraordinary item	1.63	2.55	2.13
Extraordinary item	-	0.01	-
Net income	1.63	2.56	2.13

Earnings per share - Diluted (common and preferred shares)

Net income before extraordinary item	1.63	2.53	2.11
Extraordinary item	-	0.01	-
Net income	1.63	2.54	2.11

NOTE 21 - TAXES ON INCOME

Itaú Unibanco and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an addition on federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2008	2007	2006
Federal income tax	25	25	25
Social contribution on net income(*)	15	9	9
Composite rate	40	34	34
(*)The Provisonal Measure 413 of January 3,2008 and the subsequent Law 11,727, of June 23, 2008 increased the rate for social contruibution on net income from 9% to 15% for financial and financial-equivalent companies effective as from May 1, 2008.

The amounts recorded as income tax expense  in the consolidated financial statements are reconciled to the statutory rates as follows:

	2008	2007	2006
Income before taxes	3,544	11,778	8,449
Equity in earnings of unconsolidated companies, net	(474)	(476)	(566)
Calculation basis	3,070	11,302	7,883
Tax expense at statutory rates	(1,228)	(3,843)	(2,680)
Nontaxable (deductible) exchange gains (losses) on foreign subsidiaries	775	(330)	(40)
Nondeductible expenses	(112)	(74)	(83)
Nontaxable dividends on companies recorded at cost	67	11	10
Net tax benefit on interest on stockholders' equity	660	82	661
Nondeductible/taxable stock based compensation	105	(115)	(244)
Nontaxable interest on foreign government debt securities	381	297	7
Reversal/(Constitution) of the valuation allowance	131	(51)	(15)
Effect of increase in social contribution rate	336	-	-
Other differences	219	(124)	(50)
Income tax income (expense)	1,334	(4,147)	(2,434)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2008	2007
Deferred tax assets	12,441	5,448
Provisions not currently deductible:
Allowance for loan and lease losses	5,050	2,609
Other provisions	2,548	1,713
Tax loss carryforwards	3,606	488
Other temporary differences	1,237	769
Valuation allowance (1)	-	(131)

Deferred tax liabilities	7,827	5,740
Temporary differences related to leases	6,312	3,555
Pension plan prepaid assets	891	1,104
Other temporary differences	624	1,081
Deferred tax liabilities/assets, included in Other Liabilities/Assets	4,614	(292)
(1) During the year 2008 we reverted the valuation allowance corresponding to tax loss carryforwards of one of our insurance subsidiaries as result of tax planning strategies that allow realization of those tax loss carryforwards

This is a roll-forward of our FIN 48 unrecognized tax benefits for the years ended on December 31:

	2008	2007
At the beginning of the year	2,098	1,877
Gross amount of increases for prior year's tax positions	192	233
Gross amount of decreases for prior year's tax positions	-	(8)
Amounts of decreases relating to settlements	(9)	(4)
At the end of the year	2,281	2,098

Total amount of unrecognized tax benefits at December 31, 2008 would affect the effective tax rate if recognized in 2009.

The following table presents the change in interest and penalties included in unrecognized tax benefits:

	2008	2007
At the beginning of the year	976	863
Total interest and penalties in the statement of operations	110	113
At the end of the year	1,086	976

We do not expect significant changes in the gross balance of unrecognized tax benefits within the next 12 months.

The earliest fiscal year subject to examination by Brazilian tax authorities is 2003.

NOTE 22 - FEE AND COMMISSION INCOME

	2008	2007	2006
Fees charged on checking accounts services	3,219	2,551	2,370
Credit card fees	2,072	1,826	1,484
Asset management fees	1,867	1,971	1,807
Collection fees	597	454	407
Income from brokerage including underwriting commissions	376	385	251
Fees for guarantees provided	204	136	117
Other	606	509	352
TOTAL	8,941	7,832	6,788

NOTE 23 - ADMINISTRATIVE EXPENSES

	2008	2007	2006
External administrative services	1,185	1,006	941
Communication expenses	821	675	524
Technology expenses	764	688	544
Banking and brokerage fees	593	552	424
Maintenance and security expenses	569	486	405
Rent expenses	394	350	300
Advertising expenses	373	276	294
Transportation costs	282	249	227
Other marketing expenses	259	194	133
Office and technology supplies	231	186	189
Utilities	175	174	157
Credit card outsourced processing fees	162	114	129
Traveling expenses	97	72	61
Other	504	450	382
TOTAL	6,409	5,472	4,710

NOTE 24 - OTHER NON INTEREST INCOME AND EXPENSES

a) Other non-interest income

	2008	2007	2006
Indexation charges of other assets, except prepaid taxes	567	402	393
Gains and losses on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	343	2,891	40
Gains on sale of unconsolidated companies (1) (2)	279	2,762	-
Gain on sale of BKB real estate	-	92	-
Other	64	37	40
Gain on exchange of shares of Bovespa Holding S.A (3)	424	-	-
Recovery of expenses	174	98	70
Indexation charges of prepaid taxes	161	99	112
Gains on sale of Credicard brand	-	-	158
Commitments related to acquisitions	1	198	3
Recission of the service agreement of payroll of States of Minas Gerais civil servants (Note 13)	-	76	-
Gains on split-off of Credicard (Note 3h)	-	-	433
Revenue from our agreement with Telefónica	-	-	92
Other	733	559	317
TOTAL	2,403	4,323	1,618

(1) Gains on sale of investments in Mastercard and Visa, during 2008;

(2) In 2007, a primary and secondary offering of shares of Redecard S.A and secondary offerings of shares of  Bovespa Holding S.A and Bolsa de Mercadorias & Futuros - BM&F S.A, were carried out , in which Itaú Unibanco sold a portion of its interest held in their capital. It also sold to Experian Brasil Aquisições Ltda. a portion of its interest held in Serasa S.A. The effects of such sales are shown below:

Company	Date of transaction	Number of shares sold	Sales price	Carrying amount of investment sold	Profit
Redecard S.A (2a)	7.11 and 7.31.2007	53,798,700	1,555	11	1,544
Serasa S.A (2a)	28.6.2007	832,176	778	35	743
Bolsa de Mercadorias & Futuros - BM&F S.A (2b)	12.3.2007	13,856,195	262	35	227
Bovespa Holding S.A (2b)	10.26.2007	11,422,427	263	15	248
Total			2,858	96	2,762
(2a) The remaining participation is recorded in investments in unconsolidated companies. The increase in the carrying amount of our investment in the unsold shares of Redecard S.A. amounting to R$ 101 was recognized in Gains on sale of investments.

(2b) The remaining participation is recorded in available-for-sale securities at fair value. (see note 3)

(3) During 2008, Bovespa Holding S.A (Bovespa Holding) and Bolsa de Mercadorias & Futuros - BM&F S.A (BM&F) entered into a business combination in which BM&F was considered the accounting acquirer. In accordance with ETTF 91-5 upon the exchange of our shares of Bovespa Holding, that were classified as avaliable-for-sale, for shares of the combined entity we recognized a gain of  R$ 424 corresponding to the difference betwween the cost and the fair value of the shares of Bovespa Holding as of the date of the exchange and such fair value as of the date of exchange became our new cost basis for the shares received.

b)   Other non-interest expenses

	2008	2007	2006
Contingent liabilities (Note 30b)	2,440	1,434	704
Taxes on services, revenue and other taxes	2,166	2,855	2,282
Credit card related expenses	553	405	262
Losses from third-party frauds	345	210	160
Reimbursement in connection with acquisitions	190	162	249
Contributions to the Credit Guarantee Fund	122	83	117
Other than temporary impairment on available for sale securities	53	4	4
Loss on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	37	28	35

Monetary and exchange (gains) losses of non-interest bearing assets and liabilities	24	1	-
Other	245	510	320
TOTAL	6,174	5,692	4,133

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

NOTE 25 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Itaú Unibanco Holding and certain of its subsidiaries sponsor seven defined-benefit plans all of which provide additional pension payments to those provided by the government social security plans, based on salaries of the participants when active and years of service.
The plans cover substantially all full-time employees hired up to July 31, 2002 of Itaú Unibanco Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 10, R$ 8 and R$ 6 for the years ended December 31,  2008, 2007 and 2006, respectively. We also have three defined contribution plans for employees of subsidiaries acquired and we contributed with less than R$ 1 in 2008 and 2007, and R$ 4 in 2006.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to eligible employees, and held independently from Itaú Unibanco Holding. Such funds are held by independent legal entities as detailed below:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev – PBF	Fundação Itaubanco
Plano de Benefício 002 – PB.002	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Bemgeprev
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (**)	ItauBank Sociedade de Previdência
(*) Defined Contribution benefit plans.
 (**) Variable Contribution benefit plans.
Contributions are made by Itaú Unibanco Holding and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of "PAC", “ACMV” and “PBI” plans which are funded exclusively by Itaú Unibanco Holding and certain of its subsidiaries. At December 31, 2008, contributions by Itaú Unibanco Holding and its subsidiaries to the different plans range from 0.11% to 17.06% of the payroll related to the participants, and participant employees contribute amounts of up to 9.21% of their salaries.

Management of the allocation the different type of assets among fixed-income, variable-income, real estate and loan  has the general objective of searching for long-term equilibrium between the assets and obligations of the plans by exceeding actuarial targets.

Currently, allocation decisions are made on a bi-monthly basis by a Committee composed of the Investments Officers of the different entities and specialists from the main sponsors in a three-stage process:
In the first stage, the macro-economic scenarios and the expected evolution of some basic economic variables, such as spot interest, foreign exchange and inflation rates and Brazil risk rating are projected. Alternative (optimistic and pessimistic) scenarios are also determined in addition to the basic scenario.

In the second stage, based on the basic scenario, individual amounts are projected for different risk factors (fixed interest rates, interest rates based on IGP-M, US dollar-based interest rates, BOVESPA index, yields on LFTs, etc). These amounts are then used to estimate the expected prices of assets for a certain investment period. The expected return for each asset is calculated based on these prices.
Currently, the investment period is a quarter, but there are estimates for longer periods (1 and 2 years). These periods are reviewed according to the volatility expected for the macro-economic scenario.

In the third and last phase, the average optimization versus variance model is processed (to deal with the uncertainty of expectations), obtaining the efficient limits for the plan. Based on these limits and on the current composition of the portfolio,  the new allocations to the plan assets are then determined.  In this process. investment restrictions specific of each portfolio are considered.  In addition, movement decisions are made so as to minimize the direct  (brokerage, fees, etc.) and indirect  (market impact on prices) transaction costs.

The pension plan asset allocation at December 31, 2008 and 2007 and target allocation for 2009 by asset category are as follows:

	Target allocation for	Percentage of plan assets
Asset category	2009	2008	2007
Debt securities	52.00% -100.00%	85.48%	77.46%
Equity securities	0.00% - 35.00%	11.9%	19.63%
Real estate	0.00% - 8.00%	2.43%	2.71%
Other	0.00% - 5.00%	0.19%	0.2%
At the year end		100.00%	100.00%

No curtailment, settlement or termination of the plans benefits has occurred during the years ended December 31, 2008, 2007 and 2006.

Based on the reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in Itaú Unibanco Holding balance sheet, in compliance, as from December 31, 2006, with the provisions of SFAS 158 are as follows. The measurement date is December 31 for all years presented.

Pension Plans	2008	2007	2006
(I) Projected benefit obligation
At the beginning of the year	9,368	8,445	7,678
ACMV Plan	-	257	-
Service cost	209	216	201
Benefits paid	(466)	(417)	(328)
Interest cost	937	873	769
Actuarial loss (gain)	1,029	(6)	125
At the end of the year	11,078	9,368	8,445

(II) Plan assets at market value
At the beginning of the year	12,585	10,325	8,944
ACMV Plan	-	242	-
Contributions received
Employer	24	22	23
Employees	32	8	9
Return on plan assets	482	2,405	1,677
Benefits paid	(466)	(417)	(328)
At the end of the year	12,657	12,585	10,325

(III) Funded status (II - I)	1,579	3,217	1,880

(Prepaid pension benefit) Accrued pension benefit, net	1,579	3,217	1,880
Prepaid pension plan assets	1,903	3,248	2,016
Accrued pension benefits	(324)	(31)	(136)

In 2009, amortization of actuarial gains (losses) is expected to amount to R$ (1).

Itaú Unibanco Holding and its subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit liabilities reached  R$ 92, R$ 74 and R$ 69 at December 31, 2008, 2007 and 2006, respectively.

The net periodic pension cost, as defined under SFAS 158, includes the following elements:

	2008	2007	2006
Service cost	209	216	201
Interest cost	937	873	769
Expected return on plan assets	(1,524)	(1,281)	(1,081)
Actuarial (gain) loss	(113)	(45)	(29)
Employee contributions	(9)	(8)	(9)
Net periodic pension benefit	(500)	(245)	(149)

The accumulated benefit obligation of the plans under SFAS 158 were R$ 9,718, R$ 8,174 and R$ 7,561 for the years ended December 31, 2008, 2007 and 2006, respectively.

We expect to contribute R$ 25 to the pension plans sponsored by us in 2009.

The following table shows the estimated annually estimated benefit payments from 2009 to 2013 and the estimated payments on an aggregated basis from 2014 to 2018.

Period	Estimated Payment
2009	466
2010	506
2011	547
2012	596
2013	652
2014 to 2018	4,331
The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a.

	2008	2007	2006
Discount rate for determining projected benefit obligations	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employees)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Unibanco Holding and its subsidiaries included in plan assets amounted to R$ 171, R$ 352 and R$ 342 as of December 31, 2008, 2007 and 2006, respectively.

NOTE 26 - STOCK-BASED COMPENSATION

The Extraordinary General Meeting, held on April 24, 1995, approved the Plan for Granting Stock Options ("Stock Option Plan"). Under the terms of the Stock Option Plan grantees have the right to acquire one preferred share of Itaú Unibanco Holding per option granted at a price established at the date the option is granted, which is subsequently adjusted in accordance with a pre-defined formula based on the change in consumer inflation index. Upon exercise, the plan provides for the subscription by the beneficiary of one  share or, at the discretion of management, the purchase of one treasury share. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of total shares held by the stockholders at the balance sheet date. Options granted may be exercised after a vesting period of between one and five years, and up to ten years after granted, with the Options Committee of the Board of Directors determining the specific conditions for each series of options granted. Up to December 31, 2008, all options issued were granted to management members Itaú Unibanco Holding and its subsidiaries.

As of December 31, 2008, changes in options are summarized in the following table:

	Quantity of options (*)	Weighted average exercise price
Options outstanding at the beginning of the year	53,607,213	11.90
Options granted	10,598,125	39.58
Options exercised (1)	(10,653,500)	10.08
Options cancelled (2)	(17,000)	36.39
Options outstanding at the end of the year	53,534,838	25.29
Options exercisable as of year-end (3)	5,780,025	9.87

(*) After giving retroactive effect to the bonus of shares in June, 2008 (Note 19a).
(1) During 2008, the total cash received due to exercised options was  R$ 107.
(2) During the year ended December 31, 2008, there were no cancelled options due to expiration of the exercise period.
(3) As of December 31, 2008, the aggregate intrinsic value of exercisable options was R$ 94 and its weighted average remaining contractual term was approximately 20 months.

All liability-classified awards were remeasured at the fair value as of December 31, 2008 and 2007 amounted to R$ 334 and R$ 764, respectively.

Compensation expenses related to the Stock Option Plan amounted to R$ (181), R$ 339 and R$ 717 (see Note 2s) for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, the compensation cost to be allocated in future periods is R$ 103 and its weighted average allocation period is approximately 3 years.

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2008, 2007 and 2006 at R$ 10.40, R$ 24.11 and R$ 28.23 per share, respectively, by using the binomial option-pricing model. The total intrinsic values of the options exercised during the years ended December 31, 2008, 2007 and 2006 were R$ 248, R$ 262 and R$ 181, respectively.

In 2008, the options were issued with an eight-year term and a five-year vesting period. The grant-date fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted the real market interest rate as the risk-free interest rate assumption. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2008, 2007 and 2006 are shown below:

•           weighted historical volatility of 24.67%, 22.4% and 22.2%;

•           expected dividend yield of 3.5%, 3.5% and 3.5%;

•           annual risk-free interest rate of 6.78%, 6.55% and 8.5%;

•           expected total average lives of eight, seven and eight years.

NOTE 27 – DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument. SFAS 157 added additional disclosure requirements that are presented in Note 28.

SFAS 107 excludes certain financial instruments and all non-financial instruments, including intangible assets, from its disclosure requirements.

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	2008	2007	2008	2007
Financial assets
Assets for which fair value approximates carrying value	126,072	82,234	126,072	82,234
Interest-bearing deposits in other banks	49,677	38,288	49,698	38,293
Available-for-sale securities	28,445	18,825	28,445	18,825
Held-to-maturity securities	1,325	1,428	1,516	1,634
Loans and leases, net of allowance for loan and lease losses	157,498	108,986	157,149	109,168

Financial liabilities
Liabilities for which fair value approximates carrying value	152,198	118,341	152,198	118,341
Interest-bearing deposits	126,696	53,491	126,708	53,495
Long-term debt	37,672	31,027	37,678	30,974
Off-balance sheet financial instruments
Standby letters of credit	659	1,114	266	252
Guarantees	12,854	10,927	37	16

The methods and assumptions to estimate the fair value are set forth below:

a)  Cash and due from banks, including restricted cash, securities purchased under resale agreements and Central Bank compulsory deposits - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

b) Interest-bearing deposits in other banks - We estimated the fair value of interest-bearing deposits in other banks by discounting estimated cash flows using as input interest market rates.

c) Trading assets, including derivatives, Available-for-sale securities and Held-to- maturity securities – See Note 28 for a description of the method and criteria used to determine fair value of securities and derivatives.

d) Loans and leases - Fair values are estimated for groups of loans with similar financial and risk characteristics using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans which we believe are representative of rates generally applied for similar loans by other market participants. For most variable-rate loans, the carrying amounts were considered to approximate fair value. The fair value for performing loans was calculated by discounting the scheduled principal and interest cash flows through maturity at the rates indicated above. The fair value for impaired loans was based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, or the underlying collateral value. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

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

h)  Off-balance sheet financial instruments - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with counterparties. The fair value of derivatives not designated as hedging instruments is included in trading assets or other liabilities as described in Note 2.f . The fair value of derivatives designated as hedging instruments is recorded in other assets. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

NOTE 28 – FAIR VALUE MEASUREMENTS AND ADDITIONAL DISCLOSURES ON FAIR VALUE HIERARQUY

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Itaú Unibanco Holding did not choose early adoption for SFAS 157, therefore the effective date for its application is 1st January, 2008. SFAS 157 defines fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, eliminates large position discounts for financial instruments quoted in active markets and expands disclosures about instruments measured at fair value.

In accordance with SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and could be measured for a particular asset or liability and, thus, should incorporate its specific characteristics, such as condition, location, and restrictions, if any. In some cases, the fair value measurement will be applied to a stand-alone asset or liability or a group of related assets and/or liabilities.

Itaú Unibanco Holding established and documented the process for determining fair values. There is an independent group responsible for approving methodologies and pricing models. The fair value is calculated by two independent areas, one responsible for the valuation of Itaú BBA products and the other responsible for the valuation of all other products of the group. Monthly, an independent model review group reviews valuation models and approves them for use for specific products.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation methodologies generally accepted in the financial services markets and in certain circumstances, internally developed models. The valuation methodologies and internally developed models prioritize the use, as inputs, of market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, and foreign exchange rates. We further describe the methodologies used for our securities and derivatives classified as Level 2 or Level 3 subsequently in this footnote.

Additionally valuation adjustments may be required to ensure that financial instruments are recorded at fair value, with these potential adjustments related to counterparty credit quality and Itaú Unibanco Holding’s own creditworthiness.

•	Valuation adjustments are necessary when the market value does not incorporate the quality of the counterparty credit risk.

•
In the case of financial derivatives a significant portion of Itaú Unibanco Holding derivatives are traded in the  BM&F and another smaller portion in foreign stock exchanges and for these derivatives there is no need for valuation adjustments. Other derivatives are registered in the Câmara de Custódia e Liquidação (CETIP) for OTC contracts in Brazil. Usual market practices in valuation of OTC derivatives are to use inputs assuming the same credit risk of the counterparties. After considering guarantees, collaterals, rights to offset and other credit factors, we identified and incorporated credit risk adjustment when determining fair value.

Fair Value Hierarchy

To increase consistency and comparability in fair value measurements, Itaú Unibanco Holding established a fair value hierarchy to prioritize the inputs used in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority) as defined by SFAS 157:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 includes generally: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc); (iv) inputs that are derived principally from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Below is presented a description of Itaú Unibanco Holding pricing methodologies related to the financial instruments measured at fair value, including the classification in the three levels described above:

Securities:

Level 1: Highly liquid securities with prices available in an active market are classified in level 1 of the fair value hierarchy. In this level were classified the vast majority of Brazilian Governments Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other government securities, stocks and debentures publicly traded, and other securities traded in an active market.

Level 2: Where pricing information is not available for a specific security, the valuation is generally based upon quoted market prices of similar instruments, pricing information using pricing services as Bloomberg, Reuters and brokers (only when they represent an effective transaction) or discounted cash flows, that uses as inputs information derived from assets actively traded in an active market. These securities are classified in level 2 of the fair value hierarchy and are composed by certain Brazilian government securities, debentures and some government securities quoted in a less liquid market than those classified in level 1 and some prices for shares in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or in private equity funds.

Level 3: When there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models. In level 3 are classified some Brazilian government securities (mainly NTN-I, NTN-A1, TDA and CVS), securities usually not traded in an active market, CRI’s, foreign governments bonds not traded in an active market or with restrictions on transferability, and shares in receivable investment funds and other funds with restrictions.

Derivatives:

Level 1: Derivatives traded in stock exchanges were classified in level 1 of the hierarchy. Forwards on interest rates, currencies and WTI have been classified in level 1.

Level 2: For derivatives not traded in stock exchanges, Itaú Unibanco Holding estimates the fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, some forwards and generally all swaps. All models used by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect the contractual terms of the derivative. Considering that many of these models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, these products were classified within level 2 of the valuation hierarchy.

Level 3: Derivatives with fair values based on non observable inputs in an active market were classified in level 3 of the fair value hierarchy and are composed by exotic options, some forwards, swaps indexed with non observable inputs and swaps with other products such as swaptions and target forwards.

All methodologies described above for valuation may result in a fair value that may not be indicative of the net realizable value or of future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with other market participants. Nevertheless, the use other methodologies or the use of different assumptions for determining fair value may result in different estimates of the fair values at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2008 by caption on the consolidated balance sheet and classified in the SFAS 157 valuation hierarchy categories (as described above):

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets, at fair value	29,938	26,078	443	56,459
Available-for-sale securities, at fair value	8,271	13,249	6,925	28,445
Derivatives	57	7,715	2,252	10,024
Financial Liabilities
Derivatives	-	6,759	1,248	8,007

Changes in Level 3 recurring fair value measurements

The tables below includes a rollforward of the balance sheet amounts for the year ended December 31, 2008 (including the change in fair value), for financial instruments classified by Itau Unibanco Holding within level 3 of the valuation hierarchy. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	Trading Securities	Available for Sale Securities	Derivatives (Net)
Fair value at 01/01/2008	874	2,795	(215)
Total gains or losses (realized/unrealized)	233	162	2,928
Purchases, issuances and settlements	(664)	3,985	(1,709)
Transfers in and/or out of Level 3	-	(17)	-
Fair value at 12/31/2008	443	6,925	1,004
Total gains or (losses) relating to assets and liabilities still held at reporting date	60	126	1,037

Derivative financial instruments classified as Level 3 as of January 1, 2008 corresponds to a reduced volume of exotic options and of illiquid plain-vanilla swaps. During the year 2008 we began to trade on foreign-exchange swaps with additional features such as leverage, knock-outs and others. Since the end of the third quarter, as result of the significant devaluation of the Real against the major foreign currencies the market for those swaps has become very illiquid resulting in those instruments being classified as Level 3. Fair value of swaps with additional features amount to R$ 1,561 (asset) and R$ 602 (liability). In measuring the fair value of those swaps on an asset position we have measured and recognized a valuation adjustment with respect to counterparty credit risk of R$ 349.

Other matters

SFAS 157 also nullified the guidance of EITF 02-03 which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique. EITF 02-03 precluded the recognition of an initial gain or loss in the absence of: (a) quoted market price, (b) observable prices of other current market transactions, or (c) other observable date supporting a valuation technique. Management has concluded that the nullification of this provision of EITF 02-03 did not have any significant impact to be recognized as a cumulative effect as of January 1, 2008.

In relation to the initial application of SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” as of January 1, 2008, Itaú Unibanco Holding did not select the fair value option for any asset or liability.

NOTE 29 – DERIVATIVE FINANCIAL INSTRUMENTS AND CREDIT – RELATED FINANCIAL INSTRUMENTS

a) Derivatives – General

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity future contracts are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the date of the agreement. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest forward agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at an agreed-upon price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap agreements presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or equity instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments whose value derives from the credit risk associated with the debt issued by a third party (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to the counterparty (the protection seller). The protection seller is required to make payments as provided in the contract when the reference entity experiences a credit event, such as bankruptcy, default, or debt restructuring. The protection seller receives a premium for providing protection, but on the other hand it bears the risk that the underlying instrument referenced in the contract goes through a credit event and it might be required to make a payment to the protection purchaser which may be up to the notional amount of the credit derivative.

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

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 1,737 and R$ 1,117 at December 31, 2008 and 2007, respectively. We are exposed to credit risk to the extent of fair value on purchased options. The total credit exposure associated with purchase options totaled R$ 448 and R$ 261 at December 31, 2008 and 2007, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectability.

See Note 28 for a description of the criteria used to determine the fair value for derivatives.

COMPARISON - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (NOTE 29a)

	Memorandum Accounts		Balance Sheet Accounts
	Notional amounts	Notional amounts	Carrying value asset (liability)	Carrying value asset (liability)
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Interest rate products	246,160	268,865	91	(54)
Futures contracts	99,670	85,421	294	(69)
Purchase commitments	23,197	37,863	(135)	(409)
Sale commitments	76,473	47,558	429	340
Swap agreements	91,899	74,853	(66)	85
Credit Derivatives	5,475	-	(175)	-
Purchase commitments	3,411	-	26	-
Sale commitments	2,064	-	(201)	-
Options	51,183	108,591	33	(70)
Purchased	27,865	54,618	376	213
Written	23,318	53,973	(343)	(283)
Forward contracts	1,311	-	5	-
Purchase commitments	839	-	9	-
Sale commitments	472	-	(4)	-
Foreign exchange products	147,565	85,126	1,168	(880)
Futures contracts	38,529	13,509	96	(13)
Purchase commitments	15,356	2,857	(291)	3
Sale commitments	23,173	10,651	387	(16)
Swap agreements	41,123	19,608	976	(122)
Options	39,144	19,494	(1,288)	(113)
Purchased	13,005	5,177	1,700	41
Written	26,139	14,317	(2,987)	(154)
Forward contracts	28,704	32,515	1,384	(632)
Purchase commitments	17,604	18,110	2,498	671
Sale commitments	11,100	14,405	(1,115)	(1,303)
Commodities	855	72	7	(0)
Futures contracts	101	-	(2)	-
Purchase commitments	1	-	(33)	-
Sale commitments	100	-	31	-
Swap agreements	431	72	-	(0)
Options	224	-	14	-
Purchased	143	-	31	-
Written	82	-	(17)	-
Forward contracts	99	-	(6)	-
Purchase commitments	8	-	4	-
Sale commitments	91	-	(10)	-
Equity products	2,251	7,291	718	967
Futures contracts	767	2,940	(2)	-
Purchased	294	560	-	-
Written	473	2,379	(2)	-
Swap agreements	33	97	6	36
Options	515	4,105	(11)	(23)
Purchased	259	2,411	47	15
Written	255	1,694	(58)	(38)
Forward contracts	937	149	695	954
Purchase commitments	937	116	894	1,103
Sale commitments	-	33	(199)	(149)
Other	-	-	30	-
Other	31	1,070	31	4
Futures contracts	-	971	-	-
Purchase commitments	-	861	-	-
Sale commitments	-	110	-	-
Swap agreements	24	19	30	6
Credit Derivatives	-	-	-	-
Purchased	-	-	-	-
Options	7	81	1	(1)
Purchased	7	37	1	1
Written	-	44	-	(3)
Derivatives qualifying for hedge accounting	98	-	-	-
Futures - Interest Rate	98	-	-	-
Total Assets	170,750	169,843	10,023	3,873
Total Liabilities	226,112	192,582	8,009	(3,836)

b) Derivatives used for hedge accounting

We used certain exchange-traded future contracts as hedging instruments in a cash flow hedge strategy. The hedge relationships were all designated in the last quarter of 2008, with maturities of the hedged item and the derivatives at dates between 2012 and 2014.

This hedge strategy aims to protect changes in the interest cash flows of certain variable-interest rate subordinated certificates of deposit, attributable to changes in CDI rate. CDI rate is considered the benchmark interest rate for the Brazilian Reais - denominated financial market and is set daily. The hedge strategy results in fixing the cash flows associated with the variability of the CDI rate. In order to hedge the variability in the cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts traded on BM&F BOVESPA. Under the DI Futures contracts a net payment is made for the difference between an amount computed as the notional amount multiplied by the CDI rate and the notional amount multiplied by a fixed rate.

To assess effectiveness and measure ineffectiveness, Itaú Unibanco Holding uses the dollar-offset method on a cumulative basis. In using the dollar-offset method Itaú Unibanco Holding uses the  hypothetical derivative method established by DIG G 7 “Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) when the Short-Cut Method  is Not Applied”.  The hypothetical derivative method is based on a comparison of the change in fair value of a hypothetical derivative with terms that identically match the critical terms of the floating-rate liability and this change in fair value is considered a proxy for the present value of the cumulative change in expected future cash flows of the hedged liability. The method to release deferred gains and losses from AOCI to retained earnings is the effective interest rate method.

The carrying amount at December 31, 2008 of subordinated certificates of deposits whose future interest cash flows are designated in this hedge strategy amounts to R$ 98 and the notional amount of the DI Futures of the designated hedging instruments is R$ 98.

The amounts in the table below are presented in thousand of Reais:

Derivatives in Cash Flow Hedging relationships	Amount of gain or (loss) recognized in AOCI on the derivatives (Effective portion) - In R$ thousand	Location of gain or (loss) reclassified from AOCI into income (Effective Portion)	Amonunt of gain or (loss) reclassified from AOCI into income (Effective Portion) - in R$ Thousand	Location of gain or (loss) recognized in income on derivatives (Ineffective portion)	Amount of gain or (loss) recognized in income of derivatives (Ineffective portion) - In R$ thousand
Interest rate futures	(3,794)	Trading Income (Losses)	(50)	Trading Income (Losses)	-

As of December 31, 2008 gain or losses related to the cash flow hedge expected to be reclassified from AOCI to income in the next 12 months amounts to R$ 1.

No hedge relationship has been discontinued in 2008.

No ineffectiveness has been recognized as of December 31, 2008 since the cumulative loss on the DI Futures used as hedging instruments did not exceed the cumulative change in the expected future cash flows of the hedged certificates of deposit.

c) Information about credit derivatives

Credit derivatives are financial instruments whose value derives from the credit risk associated with the debt issued by a third party (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to the counterparty (the protection seller). The protection seller is required to make payments as provided in the contract when the reference entity experiences a credit event, such as bankruptcy, default, or debt restructuring. The protection seller receives a premium for providing protection, but on the other hand it bears the risk that the underlying instrument referenced in the contract goes through a credit event and it might be required to make a payment to the protection purchaser which may be up to the notional amount of the credit derivative.

Itaú Unibanco Holding buys and sells credit protection, predominantly related to Brazilian federal government bonds and Brazilian corporate debt securities, for meeting the needs of its clients. When we sell credit protection, the exposure to the reference entity may be partially or fully offset by a contract to purchase credit protection from another counterparty on the same or similar reference entity. Credit derivatives in which we are the credit protection seller are credit default swaps, total return swaps and credit-linked notes. As of December 31, 2008 and 2007 Itaú Unibanco Holding has sold no credit protection under credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives that, when a credit event occurs with respect to the reference entity, as provided for in the contract, the protection purchaser is entitled to receive from the protection seller an amount equivalent to the difference between the CDS notional amount and the fair value of the obligation of the reference entity at the contract’s settlement date, also known as recoverable value. The protection purchaser is not required to hold debt instrument of the reference entity in order to receive the amounts receivable according to the CDS contract provisions when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which one party swaps the total return on a reference entity or a basket of assets for periodical cash flows, generally interests and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of assets.

The following table shows the credit derivative portfolio on which we have sold protection to third parties by maturity and presents the maximum potential of gross future payments and the classification by instrument, risk rating and by type of reference entity.

	Maximum potential of gross future payments	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value as of December 31, 2008
By instrument
CDS	1,617	54	11	27	6	98
TRS	447	103	-	-	-	103
Total by instrument	2,064	157	11	27	6	201
By risk rating
Investment grade	2,059	156	11	27	6	200
Below investment grade	5	1	-	-	-	1
Total by risk	2,064	157	11	27	6	201
Total per entity
Brazilian government	1,655	126	11	27	6	170
Government - other countries	70	1	-	-	-	1
Private companies	339	30	-	-	-	30
Total per entity	2,064	157	11	27	6	201

We assess the risk of the credit derivative based on credit ratings of the reference entity given by independent risk-rating agencies. Those entities which credit risk rating is Baa3 or higher by Moody’s, and BBB- or higher by Standard & Poor and Fitch Ratings are considered investment grade for purpose of the classification above. The maximum potential loss that can be incurred with the credit derivative is based on the contractual value of the derivative (notional). Based on the historical experience, we believe that the amount of maximum potential loss does not represent the actual loss level because if an event of loss occurs, the amount of maximum potential loss will be reduced from the notional amount by the recoverable value.

Credit derivatives sold are not covered by guarantees, but during the period we did not incur any event of loss related to any credit derivative contracts.

The following table presents the notional amount of credit derivatives purchased that have identical underlyings than those for which Itaú Unibanco Holding is the protection seller:

	Notional amount of protection sold	Notional amount of protection purchased with identical underlyings	Net position
CDS	1,617	(3,411)	(1,794)
TRS	447	-	447
Total	2,064	(3,411)	(1,347)

d) Credit-related financial instruments

Itaú Unibanco Holding utilizes credit-related financial instruments in order to meet the financing needs of its customers. Itaú Unibanco Holding issues commitments to extend credit, standby and other letters for credit and guarantees.

The following table summarizes the contract amounts to credit-related financial instruments at December 31:

	2008	2007
Commitments to extend credit	93,462	70,830
Standby letters of credit	659	1,114
Garantees	12,854	10,927

The contractual amount of the financial instruments represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contract. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of our actual future credit exposure or liquidity requirements for these commitments.

e) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45, at December 31:

	2008		2007
	Contract amount	Fair value	Contract amount	Fair value
Standby letters of credit	659	-	1,114	-
Guarantees (1)	12,854	37	10,927	16
(1) Include guarantees with a contract amount of R$ 284 issued in favor of clients that we have classified as per our internal rating as clients in monitoring status

Standby letters of credit and guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itaú Unibanco Holding typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Itaú Unibanco Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies”.

In connection with issuing securities to investors, Itaú Unibanco Holding may enter into contractual arrangements with third parties that may require it to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. Itaú Unibanco Holding may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by Itaú Unibanco Holding prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against Itaú Unibanco Holding that have not yet occurred.

In the ordinary course of its business, Itaú Unibanco Holding enters into contracts that contain indemnification provisions. These provisions require Itaú Unibanco Holding to make payments to another party in the event that certain events occur. Many of these provisions call for Itaú Unibanco Holding to indemnify the other party against loss in the event that Itaú Unibanco Holding fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure.

NOTE 30 – COMMITMENTS AND CONTINGENT LIABILITIES

a)       Assets Under Management

Itaú Unibanco Holding offers, manages and administers a broad range of investment funds and provides portfolio management services for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to CVM for approval and each fund is regulated as to the type of investments it may make.

Portfolio management carried out by Itaú Unibanco Holding on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters. Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by Itaú Unibanco Holding as manager of the relevant investment fund or portfolio, we earn brokerage fees for transactions carried out in respect of the fund and portfolio assets.

b)   Contingent gains and losses

Itaú Unibanco Holding and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)            Contingent Assets: there are no contingent assets recorded.

b)            Contingent Liabilities: these are estimated and classified as follows:

            .  Calculation criteria:

Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

•
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered individually significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

•
Individual (lawsuits related to claims considered unusual and the amounts of which are considered individually significant): at the amount estimated as probable losses, based on the available information and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the finald judged amount for  execution (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted to the moving average of payment in lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (final unappealable amount) when it is in the stage of being a final and unappealable decision.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

-            Contingencies classified as probable: are recognized in the financial statements and comprise civil lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; labor claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; tax and social security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	2008	2007
At the beginning of the year (Note 18)	3,551	2,763
(-) Contingencies guaranteed by indemnity clauses (Note 2u)	(656)	(578)
Subtotal	2,895	2,185
Changes in the period reflected in income (Note 24b)	2,440	1,434
Interest and monetary corrections	387	168
Increase	2,343	1,483
Reversal	(290)	(217)
Payments	(808)	(686)
Subtotal	4,527	2,933
(+) Contingencies guaranteed by indemnity clauses (Note 2u)	692	618
At the end of the year (Note 18)	5,219	3,551
Escrow deposits (Note 14)	2,286	1,615

-
Contingencies classified as possible: No provision is recorded in the financial statements and comprise civil lwsuits amounting to R$ 205 and tax and social security awsuits amounting to R$ 293. The principal characteristics of these lawsuits are described below:

•
ISS – Banking Institutions – R$ 151 refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

Securities amounting to R$ 1,389 (R$ 1,126 at 12/31/2007), escrow deposits amounting to R$ 1,666 (R$ 1,117 at 12/31/2007) (Note 14), and property, plant and equipment with a carrying amount of R$ 794 (R$ 976 at 12/31/2007), according to article 32 of Law No. 10,522/02, are pledged in guarantee of voluntary appeals related to lawsuits with respect to contingent liabilities. As a result of the unconstitutionality lawsuit 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for voluntary appeals on April 10, 2007. The Bank is requesting the Federal Revenue Service to release  those pledges.

The balance of amounts receivables arising from reimbursements of contingencies totals R$ 940 (R$ 814 at 12/31/2007) (Note 14), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a escrow account to guarantee the potential payments under of civil, labor and tax contingencies.

•
Taxes payable and challenged in court by Itaú Unibanco Holding: We filed lawsuits related to taxes in which we challenge the position of federal, state or municipal governments based on grounds of illegality and / or unconstitutionality. We recognized a liability for the amounts due under the terms of the current law with respect to these lawsuits. The table below shows the changes in this provision and the respective escrow deposits:

Change in provision	2008	2007
At the beginning of the year (Note 18)	5,433	3,824
Changes in the period reflected in income	781	1,610
Interest and monetary correction	453	309
Net increase	1,048	1,316
Reversal	(720)	(15)
Payments	(59)	(1)
At the end of the year (Note 18)	6,155	5,433
Escrow deposits (Note 14)	3,721	3,009

The main natures of processes are described as follows:

•
PIS and COFINS X Law No. 9,718/98 – R$ 3,228 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 586.

•
INSS X Supplementary Law 84/96 and Additional rate of 2.5% – R$ 226 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 181.

•
PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 336 – Aimed at rejecting the levy of PIS, based on principles of anteriority over 90 days and not retroactive of Constitutional Amendments Nos. 10/96 and 17/97 and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 32.

According to the opinion of the legal advisors, Itaú Unibanco Holding is not involved in any other administrative proceedings or lawsuits that may significantly affect its consolidated financial position.

c)   Other commitments

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for one year as of December 31, 2008 are as follows:

2009	934
2010	828
2011	757
2012	723
Thereafter	2,541
Total minimum payments required	5,783

Total rental expense was R$ 394, R$ 350 and R$ 300 for the years ended December 31, 2008, 2007 and 2006.

NOTE 31 – REGULATORY MATTERS

Itaú Unibanco Holding is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, private retirement plans and capitalization operations.

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations (a) require a minimum capital ratio of 11%, (b) as from  December 2008, permit  to be considered as Tier I Capital of the amount allowance for loan and lease losses that exceeds the mandatory allowance computed based on minimum percentages established by the Central Bank of Brazil, (c) specify different risk-weighted categories, (d) impose the following deductions from  Tier I Capital:  (i) deferred permanent assets, less goodwill paid on acquisition of investments, (ii) balance of unrealized gains and losses arising from adjustment to market value of securities classified as "available-for-sale securities" and derivative financial instruments used to hedge cash flow, which are considered as Tier II Capital, and (iii) deferred tax assets, which expected realization is after five years from the evaluation date, and the exclusion was progressive, i.e. 20% in January 2004 to 100% in January 2008, and (e) they also determined the following deductions from Capital: (i) investments in financial instruments which are part of the Regulatory Capital of other institutions authorized to operate by the Central Bank, (ii) the amount corresponding to offices or interests in a foreign financial institution in relation to which the Central Bank does not have access to information, data and documents sufficient for consolidated supervision purposes, and (iii) possible surplus in fixed assets over the limits imposed by the Central Bank.  As from January 2008, the other deferred tax assets cannot represent more than 40% of the Tier I Capital, and this percentage will be gradually reduced until 10% as from January 2011. The surplus shall also be deducted from the Tier I Capital.

In accordance with Central Bank rules, banks could calculate compliance with the minimum requirement on the financial institutions consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Unibanco Holding, regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

Considering the business combination with Unibanco described in Note 3.a as from November 2008 we submit the information on minimum capital requirements on a combined basis for Itaú and Unibanco. For that reason, we have discontinued to present to the Central Bank information on minimum regulatory requirements only for  Itaú Unibanco Holding S.A. and the information below is presented on a combined basis for Itaú and Unibanco.

The following table presents as of December 31, 2008 and 2007, as reported to the Central Bank the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis. The capital risk-weighted ratio below takes into account the effects of the acquisition of Unibanco as if it would have occurred as of December 31, 2008. The comparative information for 2007 corresponds to Itaú Unibanco Holding and, as a result, it may not be directly comparable with the information in 2008.

	Unaudited
	Financial institution (partial consolidation)		Full consolidation
	2008	2007	2008	2007
Regulatory capital
Tier I	50,926	29,455	52,156	29,611
Tier II	15,916	7,720	15,926	7,721
Other deductions required by Central Bank	(76)	(237)	(87)	(237)
Total	66,766	36,938	67,995	37,095
Minimum regulatory capital required	45,519	21,685	45,820	22,850
Capital to risk-weighted assets ratio - %	16.1	18.7	16.3	17.9
Excess of regulatory capital over minimum regulatory capital required	21,247	15,253	22,175	14,245

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Unibanco to 50% of the stockholders' equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2008 and 2007, our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Unaudited
	Financial institution (partial consolidation)		Full consolidation
	2008	2007	2008	2007
Our fixed assets ratio - %	39.6	23.8	14.4	13.8
Capital excess in relation to fixed assets ratio	6,942	9,674	24,170	13,408

NOTE 32 – BUSINESS SEGMENT INFORMATION

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below.

Itaú Unibanco - Banking

Our Banking segment provides services to individuals and micro, small and medium-sized companies. Under the segment we provide a wide range of products and services through multiple delivery channels, including specialized operational structures that operate across legal entities. The operations of this segment are mostly performed in Brazil and correspond to the most significant source of income for Itaú Unibanco Holding. Moreover, the segment’s net income is also impacted by a significant contribution of gains and losses of Banco Itaú Europa.

Itaú Unibanco - Insurance, private retirement plans and capitalization plans

We provide products and services in this segment through specialized companies that include Itauseg and other of our consolidated subsidiaries which are managed on an integrated basis by Itauseg.

Our products and services are focused on automobile, life, and property and casualty insurance. Within this segment, we also provide private retirement plans, as well as capitalization plans, a popular investment instrument in Brazil by which a customer depositing a fixed sum of money is eligible to take part in a periodic draw for cash prizes and has the right to redeem the invested amount plus accrued financial charges at maturity. We provide such services mainly through Itaú Vida and Cia Itaú de Capitalização, respectively. We also provide management services to private retirement plan companies, including for the development, maintenance, control and processing of managerial accounting systems.

Itaú Unibanco - Credit Cards (account holders)

Considering the specific characteristics of credit cards, we manage this business as a specific segment.

We provide traditional credit card services to our customers through our consolidated subsidiary, Banco Itaucard S.A..

Itaú Unibanco - Asset Management and Investment Services

We consider the following services and products as part of our asset management segment: fund management, portfolio management, brokerage services and custody services.

Services are provided by branches and other channels of the Banking segment and certain specialized companies, mainly Itaú Corretora de Valores S.A..

Banco Itaú BBA

Our Itaú BBA segment is responsible for serving corporate customers and manages most of the corporate loan portfolio of Itaú Unibanco Holding. Itaú BBA has a specialized structure focused on serving critical needs of big corporations. This segment also provides services outside Brazil, mostly limited to serve needs of our Brazilian clients with operations abroad.

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

2008
	Itaú Unibanco	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP
• Net interest income with clients	13,141	2,311	5,819	768	22,043	(22,043)	-
• Net interest income with the market	1,628	840	-	-	2,468	(2,468)	-
• Net interest income	14,769	3,151	5,819	768	24,511	(3,370)	21,141
Allowance for loan and lease losses	(4,091)	(454)	(2,696)	-	(7,241)	(2,120)	(9,361)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,260	-	77	-	1,338	(722)	616
Fee and commission income	8,059	640	1,586	-	10,295	(1,354)	8,941
Non-interest expenses (**)	(12,410)	(962)	(2,519)	(76)	(15,965)	(4,745)	(20,710)
Equity in earnings (losses) of unconsolidated companies, net and net gain on transactions of foreign subsidiaries	-	13	-	169	181	2,231	2,412
Trading income (losses)	-	-	-	-	-	(2,843)	(2,843)
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(114)	(114)
Net gain (loss) on foreign currency transactions	-	-	-	-	-	1,059	1,059
Tax expenses for ISS, PIS and COFINS	(1,269)	(204)	(500)	(196)	(2,169)	2,169	-
Other non-interest income	606	(48)	116	33	692	1,711	2,403
Income before taxes and minority interest	6,925	2,136	1,884	697	11,642	(8,098)	3,544
Taxes on income	(1,876)	(582)	(559)	17	(3,000)	4,334	1,334
Profit sharing	(527)	(164)	(59)	-	(750)	750	-
Minority interest	-	-	-	(174)	(174)	145	(29)
Net income	4,522	1,390	1,266	541	7,718	(2,869)	4,849
Identifiable assets (***)	358,158	139,007	52,315	11,110	450,693	(49,318)	401,375

(*) The results by segment disclosed above is presented following our manageraial basis of reporting. Such information excludes certain results considered non-recurring by our management that while excluded for managerial purposes they have been recognized in our financial statements prepared in accordance with accounting practices adopted in Brazil. The amounts of those results no considered in the segment information above are as follows: (i) recognition of allowance for loans losses in excess of the minimum amount recquired by BACEN (R$ 3,089 milion), (ii) recognition of provision for losses arising from economic plans established in 1980's (R$ 174 milion), (iii) gain on sale of interests in unconsolidated companies (R$233 milion), (iv) effect in equity in income on our investment in BPI of the sale of interest and impairment of investment by BPI on Banco Comercial Português (R$ 29 milion), (v) amortization of goodwill (R$ 223 milion), (vi) gain recognized under accounting practices adopted in Brazil for the transaction with Unibanco (R$ 5,183 milion), (vii) recognition of integration and reestructuring provisions and other effects related with the transaction with Unibanco (R$ 2,302 milion), (viii) net income of Unibanco for the fourth quarter of 2008 (R$ 652 milion), and (ix) other non-recourring events ( R$ 166 milion).

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

2008
Itaú Unibanco
	Banking	Credit Cards – Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Management and Investment Services	Total
• Net interest income with clients	11,391	1,438	312	-	13,141
• Net interest income with the market	1,544	-	84	-	1,628
Net interest income	12,935	1,438	396	-	14,769
Allowance for loan and lease losses	(3,604)	(487)	-	-	(4,091)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	70	40	1,150	-	1,260
Fee and commission income	3,974	1,700	374	2,010	8,059
Transfer to Banking – revenues for branches selling mutual funds	707	-	-	(707)	-
Non-interest expenses	(9,194)	(1,679)	(785)	(752)	(12,410)
Tax expenses for ISS, PIS and COFINS	(823)	(212)	(107)	(128)	(1,269)
Other non-interest income	466	96	44	-	606
Income before taxes and minority interest	4,530	898	1,073	424	6,925
Taxes on income	(1,115)	(290)	(326)	(144)	(1,876)
Profit sharing	(336)	(36)	(15)	(140)	(527)
Net income	3,078	571	732	140	4,522
Identifiable assets	313,728	11,296	33,134	-	358,158

2008
Itaucred
	Vehicles Financing	Credit Cards – Non- Account Holders Clients	Taií	Total
• Net interest income with clients	3,388	1,527	904	5,819
Net interest income	3,388	1,527	904	5,819
Allowance for loan and lease losses	(1,501)	(691)	(503)	(2,696)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	29	45	3	77
Fee and commission income	711	643	232	1,586
Non-interest expenses	(971)	(925)	(623)	(2,519)
Tax expenses for ISS, PIS and COFINS	(288)	(118)	(94)	(500)
Other non-interest income	63	7	46	116
Income before taxes and minority interest	1,431	487	(34)	1,884
Taxes on income	(429)	(154)	24	(559)
Profit sharing	(26)	(17)	(16)	(59)
Net income	975	316	(26)	1,266
Identifiable assets	43,227	4,840	4,247	52,315

2007
	Itaú Unibanco	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP
• Net interest income with clients	11,285	1,286	4,905	675	18,152	(18,152)	-
• Net interest income with the market	1,551	654	-	-	2,204	(2,204)
Net interest income	12,836	1,940	4,905	675	20,356	976	21,332
Allowance for loan and lease losses	(3,191)	47	(1,963)	-	(5,108)	(434)	(5,542)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,148	-	71	-	1,219	(228)	991
Fee and commission income	7,900	670	1,681	(78)	10,173	(2,341)	7,832
Non-interest expenses (**)	(10,664)	(845)	(2,344)	(141)	(13,994)	(4,524)	(18,518)
Equity in earnings (losses) of unconsolidated companies, net and net gain on transactions of foreign subsidiaries	-	5	-	266	272	(767)	(495)
Trading income (losses)	-	-	-	-	-	1,955	1,955
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(183)	(183)
Net gain (loss) on foreign currency transactions	-	-	-	-	-	83	83
Tax expenses for ISS, PIS and COFINS	(1,245)	(160)	(421)	(145)	(1,971)	1,971	-
Other non-interest income	336	(5)	58	131	521	3,802	4,323
Income before taxes and minority interest	7,120	1,652	1,987	711	11,469	309	11,778
Taxes on Income	(2,156)	(391)	(667)	(155)	(3,368)	(779)	(4,147)
Profit sharing	(581)	(123)	(33)	(6)	(744)	744	-
Minority interest	-	-	-	(178)	(178)	180	2
Extraordinary item	-	-	-	-	-	29	29
Net income	4,383	1,138	1,287	372	7,179	483	7,662
Identifiable assets (***)	242,545	108,652	40,584	12,519	294,876	(15,070)	279,806

(*)  The results by segment disclosed above is presented following our managerial basis of reporting. Such information excludes certain results considered non-recurring by our management that while excluded for managerial purposes they have been recognized in our financial statements prepared in accordance with accounting practices adopted in Brazil. The amounts of those results no considered in the segment information above are as follows: (i) sale of some of our interest held in Serasa, Redecard, Bovespa and BM&F (R$ 2,763 million); (ii) set-up of an allowance for loan an lease losses in excess of the minimum required by BACEN (R$ 400 million); (iii) adjustments provided for by the agreement for the acquisition of Itaú BBA made with its former controlling shareholders (R$ 124 million); (iv) gains on the sale of the former headquarters of  BankBoston (R$ 114 million); (v) set-up of a provision  for losses arising from the economic plans that were in effect during the  80’s (R$ 312 million); and (vi) expense on the full amortization of goodwill paid for the acquisitions of BankBoston International and BankBoston Trust Company Limited – by the subsidiaries Banco Itaú Europa and Banco Itaú Europa Luxembourg – for the shares of Banco BPI and  Delle Holding  (R$ 86 million).
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

2007
Itaú Unibanco
	Banking	Credit Cards – Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Management and Investment Services	Total
• Net interest income with clients	9,569	1,203	513	-	11,285
• Net interest income with the market	1,551	-	-	-	1,551
Net interest income	11,120	1,203	513	-	12,836
Allowance for loan and lease losses	(2,824)	(367)	-	-	(3,191)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	59	43	1,046	-	1,148
Fee and commission income	3,858	1,585	303	2,154	7,900
Transfer to Banking – revenues for branches selling mutual funds	835	-	-	(835)	-
Non-interest expenses	(7,926)	(1,398)	(677)	(664)	(10,664)
Tax expenses for ISS, PIS and COFINS	(824)	(187)	(111)	(123)	(1,245)
Other non-interest income	243	61	33	-	336
Income before taxes and minority interest	4,540	940	1,107	533	7,120
Taxes on income	(1,263)	(315)	(373)	(205)	(2,156)
Profit sharing	(407)	(35)	(15)	(124)	(581)
Net income	2,870	590	719	204	4,383
Identifiable assets	205,892	9,109	27,543	205,892	242,545

2007
Itaucred
	Vehicles Financing	Credit Cards – Non- Account Holders Clients	Taií	Total
• Net interest income with clients	2,731	1,296	878	4,905
Net interest income	2,731	1,296	878	4,905
Allowance for loan and lease losses	(938)	(568)	(457)	(1,963)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	9	57	4	71
Fee and commission income	869	598	214	1,681
Non-interest expenses	(832)	(852)	(659)	(2,344)
Tax expenses for ISS, PIS and COFINS	(237)	(95)	(90)	(421)
Other non-interest income	30	15	14	58
Income before taxes and minority interest	1,632	451	(96)	1,987
Taxes on income	(549)	(152)	34	(667)
Profit sharing	(22)	(4)	(7)	(33)
Net income	1,060	295	(68)	1,287
Identifiable assets	32,336	4,115	4,132	40,584

2006
	Itaú Unibanco	Itaú BBA	Itaucred	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP

• Net interest income with clients	10,273	1,228	3,440	413	15,354	(15,354)	-
• Net interest income with the market	749	855	-	-	1,605	(1,605)	-
Net interest income	11,022	2,082	3,440	413	16,959	85	17,043
Allowance for loan and lease losses	(3,850)	79	(1,508)	(23)	(5,302)	155	(5,147)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,126	1	-	-	1,127	(311)	816
Fee and commission income	7,271	529	1,305	(6)	9,099	(2,311)	6,788
Non-interest expenses (**)	(9,249)	(774)	(2,095)	(235)	(12,353)	(3,045)	(15,398)
Equity in earnings (losses) of unconsolidated companies, net and net gain on transaction of foreign subsidiaries	-	-	-	183	183	266	449
Trading income (losses)	-	-	-	-	-	2,136	2,136
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	283	283
Net gain on foreign currency transactions	-	-	-	-	-	(139)	(139)
Tax expenses for ISS, PIS and COFINS	(1,239)	(131)	(322)	(92)	(1,784)	1,784	-
Other non-interest income	344	112	76	93	625	993	1,618
Income before taxes and minority interest	5,425	1,898	896	333	8,554	(104)	8,449
Taxes on income	(1,261)	(426)	(232)	315	(1,604)	(830)	(2,434)
Profit sharing	(510)	(137)	(17)	(6)	(670)	670	-
Minority interest	-	-	-	(85)	(85)	107	22
Net income	3,654	1,335	647	557	6,195	(157)	6,037
Identifiable assets (***)	159,178	61,869	25,844	6,253	209,691	(9,521)	200,170
 (*) Results by segments reported for management purposes excludes non-recurring events related to the acquisition of BankBoston for a total of R$ 2,171 million, which are recognized in our statutory statement of income.
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

2006
Itaú Unibanco
	Banking	Credit Cards - Account Holders	Insurance, Private Retirement and Capitalization Plans	Asset Management and Investment Services	Total
• Net interest income with clients	8,406	1,173	694	-	10,273
• Net interest income with the market	749	-	-	-	749
Net interest income	9,155	1,173	694	-	11,022
Allowance for loan and lease losses	(3,418)	(432)	-	-	(3,850)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	209	-	917	-	1,126
Fee and commission income	3,594	1,460	228	1,989	7,271
Transfer to Banking - revenues for branches selling mutual funds	840	-	-	(840)	-
Non-interest expenses	(6,839)	(1,184)	(662)	(564)	(9,249)
Tax expenses for ISS, PIS and COFINS	(833)	(189)	(114)	(103)	(1,239)
Other non-interest income	143	85	116	-	344
Income before taxes and minority interest	2,851	913	1,179	482	5,425
Taxes on income	(431)	(296)	(323)	(211)	(1,261)
Profit sharing	(359)	(46)	(13)	(92)	(510)
Net income	2,061	571	843	179	3,654
Identifiable assets	130,733	6,393	22,052	-	159,178

2006
Itaucred
	Vehicles Financing	Credit Cards – Non- Account Holders Clients	Taií	Total
• Net interest income with clients	1,564	1,286	590	3,440
Net interest income	1,564	1,286	590	3,440
Allowance for loan and lease losses	(632)	(530)	(346)	(1,508)
Fee and commission income	582	593	130	1,305
Non-interest expenses	(670)	(894)	(531)	(2,095)
Tax expenses for ISS, PIS and COFINS	(141)	(116)	(65)	(322)
Other non-interest income	29	36	11	76
Income before taxes and minority interest	732	375	(211)	896
Taxes on income	(208)	(109)	85	(232)
Profit sharing	(8)	(9)	-	(17)
Net income	516	257	(126)	647
Identifiable assets	18,621	(4,191)	3,032	25,844

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

The segment information has been prepared based on information following accounting practices adopted in Brazil modified for the adjustments described below. Financial statements by segment differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using a management criteria, and (iii) in 2006, 2007 and 2008, it excludes non-recurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

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

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from investments abroad in order to economically hedge against impacts on results of operations arising from exchange variation. In order to achieve this objective, we used derivative instruments to hedge against foreign currency risk. We do not account for those derivatives under hedge accounting but we record them at fair value with gains and losses in income.

Our economic hedging strategy considers all tax effects: non taxation when the Real appreciates or deductibility when the Real devaluates, or the taxation or deductibility based on the derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items, particularly interest income and expense.

As result of the above, we adopt a managerial statement of income to prepare segment information, which highlights the impact of the exchange variation on investments abroad and the effects arising from hedging. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil, mainly: (i) total exchange gains and losses on investments abroad, which are presented in several lines in the statement of income in Brazilian GAAP, are reclassified to interest income, and (ii) tax effects of the economic hedge of these investments, which are presented in tax expenses (PIS, COFINS) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

In addition, net interest income is divided into two categories as follows: (i) net interest income on banking operations – associated with commercial activities of clients – (ii) net interest income on market operations which includes the treasury – on which each operation includes the related cost of opportunity – and net interest income on the management of foreign exchange risks from investments in subsidiaries abroad – which corresponds to the CDI interest rate applied to the capital allocated to such investments.

In the Adjustments and Reclassifications column, we present the effect of not consolidating Redecard S.A.,. Moreover, this column shows the effects of differences between the accounting principles followed for the presentation of segment information, which are follows accounting practices adopted in Brazil, except as described above and except for the non-recognition of items considered by management to be non-recurrent and excluded from managerial information, and the policies used in the preparation of these consolidated financial statements according to USGAAP.
As described above, our operations are primarily carried out in Brazil. However, we have some offices abroad, of which we highlight our operations in Argentina, Chile and Uruguay. The revenue from operations outside Brazil is presented below (after eliminations on consolidation).

	2008	2007	2006
Interest income	6,138	3,255	1,581
Service fees and commission income	604	347	156
Total revenue from external customers	6,742	3,602	1,737
Investments in unconsolidated companies and premises and equipment, net	1,599	1,220	765

NOTE 33 - RELATED PARTIES

Our transactions with companies within the consolidation group are mainly carried out on market terms and completely eliminated on consolidation.

a) Transactions with unconsolidated entities

We present below the operations between Itaú Unibanco Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Unibanco and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

	2008	2007	2006
ASSETS
Dividends receivable
Serasa S.A.	-	-	17
Redecard S.A.	-	-	37
LIABILITIES
Non-interest bearing deposits
Itaú XL	129	-	-
Redecard S.A.	-	-	192
Deposits received under securities repurchase agreements
Olimpia	28	-	-

b)   Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Unibanco Holding and other entities of the Itaúsa Group.

	2008	2007	2006
LIABILITIES
Demand deposits
ITH Zux Cayman Company Ltd.	55	-	-
Duratex S.A.	32	-	-
Interest-bearing deposits
Elekeiroz S.A.	38	22	-
Annual interest (%)	101.50% of CDI	101.50% of CDI	-
Elekeiroz S.A.	21	-	-
Annual interest (%)	101.50% of CDI	-	-
Itaúsa Empreendimentos S.A.	28	-	-
Annual interest (%)	102.30% of CDI	-	-
Itaúsa Empreendimentos S.A.	16	-	-
Annual interest (%)	102% of CDI	-	-
Duratex S.A.	39	10	-
Annual interest (%)	102.37% of CDI	104.45 of CDI	-
Trade notes payable
Itautec S.A.	7	8	16
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Equipment and software purchase
Itautec S.A. (1)	324	125	112
(1) Maintenance and services related to electronic equipment and software.

c)   Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank.

Itaú Unibanco has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are:

•
To create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas;

•	To support ongoing projects or initiatives, sustained or sponsored by entities qualified under "Programa Itaú Social";
•	To act as a supplier of ancillary services to the group companies.

In addition we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Itaú Unibanco is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations to both entities and services received from Fundação Itaú Social are presented below:

	2008	2007	2006
Donations by Itaú Unibanco to
Fundação Itaú Social	-	2	2
Instituto Itaú Cultural	36	4	27
Rent expenses
Fundação Itaubanco	23	-	-
Service fees and commission income
Fundação Itaubanco	6	-	-

NOTE 34 – STRATEGIC PARTNERSHIPS

34.1 During the year ended December 31, 2008

a) Marisa S.A. (Marisa)

In October 2008, Itaú Unibanco Holding signed the “Partnership Agreement” (“agreement”) with Marisa, a retail chain store specializing in women’s fashion goods, for the acquisition of the exclusive right to offer, distribute and market financial products and services to the clients of Marisa.

The investment of Itaú Unibanco Holding amounted to R$ 120, which refers to the acquisition of such exclusive right for a term of 120 months. We recorded the amount of R$ 120 paid to Marisa as an intangible asset to be amortized over its estimated useful life of 120 months, the term of the agreement. We allocated this intangible asset to the Itaú Unibanco – Banking segment.

b) Lojas Americanas S.A. and BWU Comércio e Entretenimento S.A. (altogether referred as LASA) in relation to Blockbuster stores

In June 2008, Itaú Unibanco Holding signed the “Partnership Agreement” (“agreement”) with LASA for the acquisition, through FAI, of the exclusive right to offer, distribute and market financial products and services to the clients of the Blockbuster stores, which are wholly-owned by LASA.

The investment of Itaú Unibanco Holding amounted to R$ 51, which refers to the acquisition of the exclusive right for a term of 240 months. We recorded the amount of R$ 51 paid to LASA as an intangible asset to be amortized over the term of the agreement. We allocated this intangible asset to the Itaucred – Credit cards – non-accountholder clients segment.

c) Coelho da Fonseca Empreendimentos Imobiliários Ltda. (Coelho da Fonseca)

In April 2008, Itaú Unibanco Holding signed the “Partnership Agreement” (“agreement”) with Coelho da Fonseca, a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca, in the real estate market for newly constructed and used properties.

The investment of Itaú Unibanco Holding amounts to R$ 124, of which R$ 94 refers to the acquisition of the exclusive right to offer and promote real estate financial products and services to the clients of Coelho da Fonseca for a term of 124 months and R$ 30 refers to marketing expenses, which will be paid and expensed over the term of the agreement as well as the marketing expenses to be incurred by Coelho da Fonseca.

We recorded the amount of R$ 94 paid to Coelho da Fonseca as an intangible asset to be amortized over the 124 months of the agreement. We allocated this intangible asset to the  Itaú Unibanco – Banking segment.

d) Dafra da Amazônia Indústria e Comércio Ltda. (Dafra)

In March 2008, Itaú Unibanco Holding signed the “Partnership Agreement” (“agreement”) with Dafra, a motorcycles manufacturer, for the acquisition of the exclusive right to: (i) offer, distribute and market financial products and services to the clients of Dafra, and (ii) offer working capital loans to the Dafra dealers for the financing of motorcycles purchases.

The investment of Itaú Unibanco Holding amounted to R$ 20, which refers to the acquisition of such exclusive right for a term of 120 months.

The amount of R$ 20 paid to Dafra was recorded as an intangible asset, which will be amortized over the term of the agreement. We allocated this intangible asset to the  Itaú Unibanco – Banking segment.

34.2 Relevant strategic partnerships entered into during prior years presented

e) LPS Brasil – Consultoria de Imóveis S.A. (“Lopes”)

In December 2007, Itaú Unibanco Holding signed the following agreements with Lopes, a real estate broker that provides real estate consulting and brokerage services, aimed at establishing a partnership for incorporating a real estate sales promotion company (the “Promotion Company”), which main activity will be to market and offer of real estate financial products and services to the clients of Lopes:

I. “Partnership Agreement”, signed by Itaú Unibanco Holding and Lopes (each of which will directly hold 50% of interest in the Promotion Company’s capital stock), the parties of which are Banco Itaú S.A., SATI – Assessoria Imobiliária Ltda. and OS Brasil – Consultoria de Imóveis S.A. (the two latter subsidiaries of Lopes which we collectively refer to as “Lopes”); and

II. Stockholders’ agreement regarding the shares of the Promotion Company, involving the same parties mentioned in the prior item.

Itaú Unibanco Holding invested in this partnership the amount of R$ 304, as follows: R$ 290 were paid to SATI for the acquisition of 50% of the exclusive right to offer and promote real estate financial products and services to the clients of Lopes for a term of 20 years and R$ 14 as a capital contribution to be made for the 50% of the capital of the Promotion Company. Lopes also committed to contribute with R$ 14 for the remaining 50% of the capital of the Promotion Company.

As mentioned above, Itaú Unibanco Holding and Lopes will have each 50% of interest in the Promotion Company as soon as the company is incorporated. SATI and Itaú Unibanco Holding granted rights to offer real estate financial products and services to the clients of Lopes to the Promotion Company.

We recorded the amount of R$ 290 paid to Lopes as intangible asset, which corresponds to 50% of the right to offer and promote real estate financial products and services to the clients of Lopes. We estimated the useful life of this intangible asset to be 20 years, term of the agreements mentioned above and, therefore, the period of amortization through which we will amortize it. We allocated this intangible to the Itaú Unibanco - Banking segment.

f) Lojas Americanas S.A. (LASA)

In December 2006, Itaú Unibanco Holding signed the following agreements with LASA, aimed at establishing a partnership for incorporating the company Pandora Participações S.A., which main activity will be to offer on an exclusive basis financial products and services to the clients of the Sky Shop S.A.’s television channel (Shoptime):

I. “Partnership Agreement”, signed by Itaú Unibanco Holding and LASA (each of which directly holds as result of this transaction a 50% of interest in the capital stock of Pandora Participações S.A., “Pandora”), the intervening parties of which are Banco Itaú Unibanco S.A.., Banco Itaucard S.A. (company controlled by Itaú Unibanco Holding and which directly holds 50% of interest in Pandora’s capital stock), Pandora and Shoptime (a subsidiary of LASA); and

II. Stockholders’ agreement regarding the shares of Pandora, involving the same parties mentioned in the prior item.

As mentioned above, Itaú Unibanco Holding and LASA have each 50% of interest in Pandora. LASA granted to Pandora the exclusive right to offer, distribute and market financial products and services to the clients of Shoptime for a term of 20 years. Pandora has that right and is granting this right to Itaú Unibanco Holding.

The investment of Itaú Unibanco Holding amounted to R$ 69, made through a capital increase in Pandora as a result of which Itaú Unibanco Holding obtained 2,000 new common shares issued by Pandora, representing 50% of the company’s capital stock. LASA will refund us, up to the amount of R$ 27, if certain performance targets are not met in the initial eight years of the partnership.

NOTE 35 – COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

Itaú Unibanco Holding and the individual selling shareholders of Itaú BBA assumed certain commitments under the terms of the sale and purchase agreement of the Itaú BBA group. The key commitments, the amounts involved and how each commitment has been accounted for are described below:

a)
Upon the transfer, on January 2004, to Itaú BBA of loans made to corporate customers by Itaú Unibanco, we have committed with the individual selling shareholders that such transferred loans will generate a minimum spread to Itaú BBA and that we will reimburse them for losses incurred for up to a five-year period on such loans. We have recognized upon transfer on January 2004 a liability and an expense (under Other non-interest expense) for the estimated fair value of such guarantee in accordance with FIN 45. The estimated fair value of such guarantee is reviewed at each period-end with changes in the amount recorded recognized as other non-interest expense. Settlement of the amount payable to the individual shareholders of Itaú BBA, if any, was expected to be made at the end of the five-year period, but as of December 31, 2008, the parties are still discussing the terms of the payment.

b)
Itaú Unibanco Holding committed to make an additional payment to the individual selling shareholders if the results from treasury activities of Itaú BBA over a five-year period exceed a target amount. Conversely, if such results are below a minimum amount, we have the right to be reimbursed by the individual selling shareholders up to a ceiling. Settlement was expected to be made at the end of the five years unless it reaches the ceiling or other specified events occur, but as of December 31, 2008, the parties are still discussing the terms of the payment. Income and expense, as appropriate, are being recognized in Other non-interest income and Other non-interest expense, respectively, in the consolidated statement of income.

c)
We have committed to pay a cash bonus to the directors and officers (all of whom are also selling shareholders of Itaú BBA) that remain in its capacity providing services to Itaú BBA over at least two years as from the date of the transaction (which has been achieved on December 31, 2004). Directors and officers have the right to receive the full amount of the bonus if they remain in its capacity for eight years and the benefit accrues to the benefit of the directors and officers’ pro-rata as from the second year, that is, as from December 31, 2004. The expense related to this bonus has been recognized in Other non-interest expenses since January 1, 2005 and the amount accrued up the transaction date was paid to its beneficiaries upon the consummation of the purchase of shares of BBA HE Participações S.A. discussed in Note 3.1.b. As from such date we accrue, over the service period, provision for bonus for the remainder period for those directors and officers that continue to provide services to Itaú BBA.

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

As of December 31, 2008 and 2007, assets and liabilities related to the above-mentioned commitments amounted to R$ 263 and (290), respectively, which are presented in Other assets or Other liabilities, as appropriate.

NOTE 36 – SUBSEQUENT EVENTS

On February 20, 2009, we entered into an agreement with Banco Citibank S.A. (“Citibank”) as controlling shareholders of Redecard S.A. (“Redecard) pursuant to which: (i) Citibank was authorized to sell the shares held in Redecard through a public offering, and (ii) Citibank granted to Itaú Unibanco the option to privately acquire 24,082,760 shares of Redecard at the price per share of the public offering. The option was exercised on March 23, 2009 and we acquired the shares on March 30, 2009. After the exercise of the option, we became the controlling shareholder of Redecard holding 50% plus one share of Redecard’s capital stock.

ITEM 19               EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)	*

2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(1)

4.(a)1	Share Purchase and Sale Agreement of BBA**	(2)

4.(a)2	Stockholders’ Agreement dated as of February 15, 2001, between Itaúsa — Investimentos Itaú S.A. and Caixa Holding S.A., together with an English translation.	(1)

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

ITAÚ UNIBANCO HOLDING S.A.

By:	Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

By:	Sérgio Ribeiro da Costa Werlang
Name: Sérgio Ribeiro da Costa Werlang
Title: Chief Risk Officer

By:	Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho
Title: Chief Financial Officer

Dated: June 30, 2009