Form 20-F
period 2009-12-31
Itau Unibanco Holding S.A.
filed 2010-05-10
CIK 1132597

As filed with the Securities and Exchange Commission on May 10, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  December 31, 2009
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
04344-902 São Paulo, SP, Brazil

Alfredo Egydio Setubal (Investor Relations Officer)
e-mail: aes-drinvest@itau-unibanco.com.br
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
None.

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2009 was:
2,289,284,273 Common Shares, no par value per share
2,238,061,437 Preferred Shares, no par value per share

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

Item 17          ☐          Item 18         ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes          ☐               No                 ☒

TABLE OF CONTENTS

10D.	Exchange Controls	146
10E.	Taxation	147
10F.	Dividends and Paying Agents	153
10G.	Statement by Experts	154
10H.	Documents on Display	154
10I.	Subsidiary Information	154

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	155

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	164

12A.	Debt Securities	164
12B.	Warrants and Rights	164
12C.	Other Securities	164
12D.	American Depositary Shares	164

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	166

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	166

ITEM 15	CONTROLS AND PROCEDURES	167

ITEM 16	[RESERVED]	167

16A.	Audit Committee Financial Expert	167
16B.	Code of Ethics	168
16C.	Principal Accountant Fees and Services	168
16D.	Exemptions from the Listing Standards for Audit Committees	169
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	169
16F.	Change in Registrant’s Certifying Accountant	169
16G.	Corporate Governance	170

PART III

ITEM 17	FINANCIAL STATEMENTS	173

ITEM 18	FINANCIAL STATEMENTS	173

ITEM 19	EXHIBITS	174

INTRODUCTION

On November 3, 2008, the controlling shareholders of Itaúsa – Investimentos Itaú S.A., or Itaúsa, and of Unibanco Holdings S.A., or Unibanco Holdings, entered into an agreement to combine the financial operations  (the “Association”) of Banco Itaú S.A. (now Itaú Unibanco S.A.), Unibanco Holdings and its subsidiary Unibanco - União de Bancos Brasileiros S.A., or Unibanco. The Central Bank approved the transaction on February 18, 2009.  For purpose of generally accepted accounting principles in the United States, or U.S. GAAP, the consummation date of the transaction was February 18, 2009.

All references in this annual report to (1) “Itaú Unibanco Holding,” “Itaú Holding,” ”we,” “us,” or “our,” are to Itaú Unibanco Holding S.A. (formerly Banco Itaú Holding Financeira S.A.) and its consolidated subsidiaries, as applicable; (2) “Itaú Unibanco,” are to Itaú Unibanco S.A. (the new corporate name of Banco Itaú S.A., or Banco Itaú) and its consolidated subsidiaries, as applicable; (3) the “Itaú Financial Group” are to Itaú Holding and all of its subsidiaries before the Association; (4) the “Unibanco Financial Group” are to Unibanco Holdings and all of its subsidiaries before the Association; (5) the “Brazilian government” are to the federal government of the Federative Republic of Brazil, (6) “preferred shares” and “common shares” are to our authorized and outstanding shares of preferred stock and common stock, designated as ações preferenciais and ações ordinárias , respectively, each without par value, (7) “ADSs” are to our American Depositary Shares (one ADS represents one preferred share), (8) the “ real ,” “ reais ” or “R$” are to Brazilian reais , the official currency of Brazil, (9) “US$,” “dollars” or “U.S. dollars” are to United States dollars, and (10) “JPY” are to Japanese Yen.

As of December 31, 2009 and May 4, 2010, the commercial market rate for purchasing U.S. dollars was R$1.7412 to US$1.00 and R$1.7557  to US$1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with U.S. GAAP, as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007.

We use accounting practices adopted in Brazil for reports to Brazilian shareholders, in filings with the Brazilian Securities Commission ( Comissão de Valores Mobiliários ), or the CVM, for the determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between accounting practices adopted in Brazil and U.S. GAAP, and how those differences might affect your analysis of our your investment.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Certain industry data presented in this annual report have been derived from the following sources: the Central Bank System ( Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies ( Associação Brasileira de Empresas de Leasing), or ABEL; the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social) , or BNDES; the Brazilian financial and capital markets association (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais) , or ANBIMA; and the insurance industry regulator (Superintendência de Seguros Privados) , or SUSEP.

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	the performance of the Brazilian and worldwide economy in general

•	effects of the global financial markets and economic crisis

•	increases in defaults by borrowers and other loan delinquencies

•	increases in the provision for loan losses

•	decrease in deposits, customer loss or revenue loss

•	our ability to sustain or improve our performance

•	cost and availability of funding

•	changes in interest rates which may, among other effects, adversely affect margins

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries

•	government regulation and tax matters

•	adverse legal or regulatory disputes or proceedings

•	credit, market and other risks of lending and investment activities

•	changes in regional, national and international business and economic conditions and inflation

•	other risk factors as set forth under “Item 3D. Risk Factors.”

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

We maintain our books and records in reais , the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil. Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by Brazilian Corporate Law (Law No. 6,404/76, as amended, including Law No. 11,638/07), by the federal accounting council ( Conselho Federal de Contabilidade) , or CFC, and interpretative guidance issued by the Brazilian professional body of independent accountants ( Instituto dos Auditores Independentes do Brasil) , or IBRACON and standards issued by the Accounting Pronouncements Committee ( Comitê de Pronunciamentos Contábeis ), or CPC, which is a technical body that has issued, since 2007 accounting standards that should take into account the convergence with international accounting standards. For financial institutions, such as Itaú Unibanco Holding, accounting practices adopted in Brazil include the rules and regulations of the National Monetary Council ( Conselho Monetário Nacional ), or CMN, and of the Central Bank. Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, the Brazilian banking regulator, provide industry-specific guidelines. The authority to establish accounting standards for financial institutions, such as Itaú Unibanco, rests with the CMN and the Central Bank and, as a result, accounting standards issued by the CPC and other bodies are applicable to financial institutions only when approved by the Central Bank and as from the dates established by the Central Bank.

We have prepared consolidated balance sheets as of December 31, 2009 and 2008 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

We have prepared audited financial statements in accordance with U.S. GAAP as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa, then our controlling shareholder and now one of our controlling shareholders, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export S.A., or Itaúsa Export and Itaúsa Europa S.A., or Itaúsa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, restatement of prior years financial statements was required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had occurred in the beginning of the first year end period presented in this annual report. Accordingly, the U.S. GAAP financial statements as of and for the year ended December 31, 2007, included in this annual report and for the year ended December 31, 2006 not included herewith, were adjusted to reflect the impact of this transaction. However, we have not restated financial information under “Item 3A. Selected Financial Data” and other sections of this annual report as of December 31, 2005 and for the year then ended to reflect the combination of Itaúsa Export and Itaúsa Europa as if it had occurred during this period. We believe it would be burdensome to compile the information for such prior periods and there would be a reduced impact of those entities in the consolidated financial information. See note 3 to the consolidated financial statements for additional information.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Statement of Income

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
		(in millions of R$)
Net interest income	40,691	21,141	21,332	17,043	12,610
Allowance for loan and lease losses	(15,372)	(9,361)	(5,542)	(5,147)	(2,637)
Net interest income after allowance for loan and lease losses	25,319	11,780	15,790	11,896	9,973
Fee and commission income	13,479	8,941	7,832	6,788	5,705
Equity in earnings of unconsolidated companies, net	(9)	474	476	566	583
Insurance premiums, income on private retirement plans and on capitalization plans	8,132	3,917	3,500	3,479	2,681
Other non-interest income (1)	18,834	2,443	5,207	3,781	2,988
Operating expenses (2)	(20,590)	(12,579)	(11,177)	(10,051)	(7,684)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(6,452)	(3,301)	(2,509)	(2,663)	(2,233)
Other non-interest expenses (3)	(15,253)	(8,131)	(7,341)	(5,347)	(4,567)
Net income before taxes on income, net income attributable to noncontrolling interest, extraordinary item and cumulative effect of a change in an accounting principle	23,461	3,544	11,778	8,449	7,446
Taxes on income	(8,849)	1,334	(4,147)	(2,434)	(1,941)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	-	29	-	-
Cumulative effect of a change in accounting principle, net of tax effect	-	-	-	-	3
Net income	14,612	4,878	7,660	6,015	5,508
Net income attributable to noncontrolling interest	(527)	(29)	2	22	(55)
Net income attributable to Itaú Unibanco	14,085	4,849	7,662	6,037	5,453

(1) Other non-interest income consists of net trading income, net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on transaction of foreign subsidiaries and other non-interest income.
(2) Operating expenses consist of salaries and employee benefits and administrative expenses.
(3) Other non-interest expenses consist of depreciation of premises and equipment, amortization of other intangible assets, and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
		(in R$, except number of shares)
Basic earnings per share (1)(2):
Common	3.25	1.49	2.32	1.93	1.76
Preferred	3.25	1.49	2.32	1.93	1.77
Diluted earnings per share (1)(2):
Common	3.24	1.48	2.31	1.92	1.75
Preferred	3.24	1.48	2.31	1.92	1.75
Dividends and interest on shareholders’ equity per share (1)(3):
Common	0.92	1.16	0.68	0.71	0.60
Preferred	0.92	1.16	0.68	0.71	0.60
Weighted average number of shares outstanding (per share) (4):
Common	2,192,530,134	1,708,760,440	1,708,796,764	1,654,094,971	1,664,771,024
Preferred	2,143,753,894	1,554,841,088	1,589,475,999	1,470,348,594	1,424,813,917

(1) Earnings per share have been computed following the “two class method” set forth by the Statement on Financial Accounting Standards, or ASC 260 Earnings Per Share.  See “Item 10B. Memorandum and Articles of Association” for a description of the two classes of stock.
(2) See note 20 to the consolidated financial statements for a detailed calculation of earnings per share.
(3) Under Brazilian Corporate Law we are allowed to pay interest on shareholders’ equity as an alternative to paying dividends to our shareholders.  See “Item 10E. Taxation – Interest On shareholders’ Equity” for a description of interest on shareholders’ equity.
(4) Due to the stock dividend effected in 2009, 2008, 2007 and 2005, we present the 2008, 2007, 2006 and 2005 information  after giving retroactive effect to the stock split approved on August 22, 2005,  the stock split approved on August 27, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
		(in US$)
Dividends and interest on shareholders’ equity per share (1)(2):
Common	0.53	0.50	0.38	0.33	0.26
Preferred	0.53	0.50	0.38	0.33	0.26

(1) Under Brazilian Corporate Law we are allowed to pay interest on shareholders' equity as an alternative to paying dividends to our shareholders. See "Item 10E. Taxation - Brazilian Tax Considerations - Interest on shareholders' Equity" for a description of interest on shareholders' equity.
(2) Translated into US$ from reais at the commercial exchange rate established by the Central Bank at the end of the year in which dividends or interest on shareholders’ equity were paid or declared, as the case may be.

Balance Sheet Data

Assets

	As of December, 31
	2009	2008	2007	2006	2005
			(in millions of R$)
Cash and due from banks (1)	5,355	3,492	3,187	2,851	1,776
Interest-bearing deposits in other banks	89,085	49,677	38,288	26,236	19,833
Securities purchased under resale agreements	56,714	44,783	21,309	8,668	6,389
Central Bank compulsory deposits	13,869	11,314	17,214	15,136	13,277
Trading assets, at fair value	73,529	66,483	40,524	28,095	16,478
Available-for-sale securities, at fair value	41,263	28,445	18,825	13,560	8,369
Held-to-maturity securities, at amortized cost	1,762	1,325	1,428	1,589	1,428
Loans and leases	245,736	169,700	116,459	83,759	55,382
Allowance for loans and lease losses	(19,968)	(12,202)	(7,473)	(6,426)	(3,933)
Investments in unconsolidated companies	4,321	2,398	1,859	1,350	2,621
Premises and equipments, net	4,572	2,965	2,755	2,884	2,486
Goodwill and intangible assets, net	37,280	7,099	7,583	6,613	3,402
Other assets	45,570	25,896	17,848	15,850	11,925
Total assets	599,088	401,375	279,806	200,167	139,433

Average interest-earning assets (2)	453,883	287,667	200,127	145,387	103,248
Average non-interest-earning assets (2)	60,812	46,662	41,587	28,688	29,603
Average total assets (2)	514,695	334,329	241,714	174,074	132,851

Liabilities

	As of December, 31
	2009	2008	2007	2006	2005
		(in millions of R$)
Non-interest bearing deposits	25,884	24,106	28,134	19,102	12,347
Interest bearing deposits	165,024	126,696	53,491	42,076	35,517
Securities sold under repurchase agreements	66,174	49,492	23,399	10,888	6,771
Short-term borrowings	80,725	54,277	48,178	30,983	17,433
Long-term debt	58,976	37,672	31,027	21,068	14,804
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	13,487	4,766	5,394	5,242	5,023
Investment contracts	38,063	24,322	18,630	14,252	10,188
Other liabilities	68,721	44,412	33,944	26,934	17,616
Total liabilities	517,054	365,743	242,197	170,546	119,699
shareholders’ equity:
Common shares (3)	21,046	7,372	5,948	4,575	4,575
Preferred shares (4)	24,208	9,882	8,560	8,560	3,979
Total capital stock	45,254	17,254	14,508	13,135	8,554
Other shareholders’ equity (5)	24,023	17,133	21,747	15,055	9,767
Total shareholders’ equity of Itaú Unibanco	69,277	34,387	36,255	28,190	18,321
Noncontrolling interest	12,757	1,245	1,354	1,430	1,413
Total equity	82,034	35,632	37,609	29,621	19,734
Total liabilities and equity	599,088	401,375	279,806	200,167	139,433

Average interest-bearing liabilities (2)	382,880	230,083	151,391	104,073	76,418
Average non-interest-bearing liabilities (2)	70,272	68,394	57,431	46,934	38,694
Total average equity (2)	61,544	35,852	32,892	23,068	17,739
Total average liabilities and equity (2)	514,695	334,329	241,714	174,074	132,851

(1) Includes restricted cash in the amount of R$84 million, R$89 million, R$144 million and R$44 million as of December 31, 2008, 2007, 2006 and 2005, respectively. We had no restricted cash in December 31, 2009.

(2) See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007.

(3) Common shares issued, no par value: 2,289,286,475 as of December 31, 2009; 1,708,760,440 as of December 31, 2008; 1,722,875,704 as of December 31, 2007; 1,666,399,405 as of December 31, 2006 and 1,666,399,405 as of December 31, 2005. As of December 31, 2009 we held 2,202 shares in treasury. We did not hold any shares in treasury as of December 31, 2008. As of December 31, 2007, 2006 and 2005, we held 11,292,211; 13,740,989 and 12,066,514, shares in treasury, respectively. We restated the quantity of shares retroactively to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

(4) Preferred shares issued, no par value: 2,281,649,744 as of December 31, 2009; 1,605,988,901 as of December 31, 2008; 1,637,613,901 as of December 31, 2007; 1,637,613,901 as of December 31, 2006 and 1,449,189,143 as of December 31, 2005.  As of December 31, 2009, 2008, 2007, 2006 and 2005, we held  43,588,307; 64,639,300; 40,343,182; 54,398,135 and 67,496,000 shares in treasury, respectively. We restated the quantity of shares retroactively  to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

(5) Other shareholders’ equity includes treasury stock, additional paid-in capital, other accumulated comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Profitability and performance
Net interest margin (1)	9.0	7.3	10.7	11.7	12.2
Return on average assets (2)	2.7	1.5	3.2	3.5	4.1
Return on average equity (3)	22.9	13.5	23.3	26.2	30.7
Efficiency ratio (4)	45.3	60.3	49.4	51.2	53.2

Liquidity
Loans and leases as a percentage of total deposits (5)	128.7	112.5	142.7	136.9	115.7

Capital
Total equity as a percentage of total assets (6)	11.6	8.6	13.0	14.1	13.1

(1) Net interest income divided by average interest-earning assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007.

(2) Net income attributable to Itaú Unibanco divided by average total assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007.

(3) Net income attributable to Itaú Unibanco divided by average equity.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007.

(4) Salaries and employee benefits, administrative expenses, other non-interest expense (except expenses with respect to the social integration program ( Programa de Integração Social ), or PIS, the contribution for social security financing ( Contribuição para Financiamento da Seguridade Social ), or COFINS, and tax on services ( Imposto sobre Serviços ), or ISS), amortization of other intangible assets plus depreciation of premises and equipment as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and on capitalization plans, trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income less insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and taxes (consisting of  ISS, PIS and COFINS).

(5) Loans and leases as of year-end divided by total deposits as of year-end.

(6) As of year-end.

Exchange Rates

Before to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. The commercial market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from the Central Bank, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The floating rate exchange market generally applied to specific transactions for which Central Bank approval was not required. Rates in the two markets were generally the same. On March 4, 2005, the CMN, through Resolution No. 3,265 effective March 14, 2005, as updated by CMN Resolution No. 3,568 of May 29, 2008, unified the two markets and allowed the exchange rate to float freely for all purposes. Recently, CMN issued Resolutions No. 3,844 and No. 3,845, both dated March 3, 2010, and the Central Bank issued Circulars No. 3,491, No. 3,492 and No. 3,493, all dated March 24, 2010, which consolidate and simplify certain exchange rules and related procedures. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the performance of international transfers in reais by any individual or legal entity, subject to certain regulatory procedures.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law allows the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. We cannot predict whether the Brazilian government will impose remittance restrictions in the future. The real may depreciate or appreciate substantially against the U.S. dollar in the future.

As of May 4, 2010, the U.S. dollar- real exchange rate was R$ 1.7557 to US$1.00.

The following table sets forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High	Average (1)	Year-End
November 2009	1.7024	1.7588	1.7262	1.7505
December 2009	1.7096	1.7879	1.7503	1.7412
January 2010	1.7227	1.8748	1.7798	1.8748
February 2010	1.8046	1.8773	1.8416	1.8110
March 2010	1.7637	1.8231	1.7858	1.7810
April 2010	1.7306	1.7806	1.7566	1.7306
May 2010 (through May 4)	1.7315	1.7557	1.7436	1.7557

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

An investment in our preferred shares and ADSs involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our preferred shares and ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy.  This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our preferred shares and ADSs.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions in the past included, among other measures, increases in interest rates, changes in tax policies, price controls, capital controls limits on selected imports and, prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;

•	reserve requirements;

•	capital requirements and liquidity of capital and credit markets;

•	general economic growth, inflation and currency fluctuations;

•	tax policies and rules;

•	restrictions on remittances abroad and other exchange controls;

•	increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations to us; and

•	other political, social and economic developments in Brazil.

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations.

In addition, changes in government may result in changes in policy that may affect us.  Uncertainty over whether the Brazilian government in the future will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and the market price of our preferred shares and ADSs.

Inflation and fluctuations in interest rates could have a material adverse effect on us.

 Inflation and interest rates volatility have caused adverse effects in Brazil. While the Brazilian government has been able to keep inflation close to target levels in the last 12 years, we cannot assure you that it will continue to be able to do so and there is no guarantee that future administrations will be able to so.

 In addition, Brazil has experienced high interest rates, which have fluctuated significantly in Brazil. Between 2005 and 2009, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded at the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia or the "SELIC rate"), varied between 19.75% per year and 8.75% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also adversely affect us if the decreases lower our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time, the exchange rate between the Brazilian currency and the U.S. dollar and other currencies has fluctuated significantly.  For example, the real depreciated 15.7% and 34.3% against the U.S. dollar in 2001 and 2002, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively.  More recently, in 2008, the real depreciated 24.2% against the U.S. dollar.  In 2009, the real appreciated 34.2% against the U.S. dollar from an exchange rate of R$2.3370 per US$1.00 as of December 31, 2008 to an exchange rate of R$1.7412 per US$1.00 as of December 31, 2009.  The average exchange rate in 2009 was R$1.99 per US$1.00 compared to an average exchange rate of R$1.84 per US$1.00 in 2008.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar.  As of December 31, 2009, 9.6% of our total liabilities and 10.8% of our total assets were denominated in, or indexed to, a foreign currency. Although as of December 31, 2009, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of those investments, there can be no assurance that those hedge strategies will remain in place or will offset those effects.  Therefore, a depreciation of the Brazilian currency could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies, (ii) impairments to our ability to pay our dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay those obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negatively affect the market price of our securities portfolio.  Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies.  Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on us and the market price of our preferred shares and ADSs.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, European Union countries and emerging markets, may affect to varying degrees the market value of securities of Brazilian issuers.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil.  Crises in the United States, the European Union and emerging markets may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding.  This could adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition.  In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could affect the price or availability of funding for entities within any of these markets.

Risk Factors Relating to Us and the Banking Industry

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply since the end of 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies have been experiencing significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans overdue above 90 days from 3.9% of total loans on December 31, 2008 to 5.6% on December 31, 2009.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, adversely affect the market price of Brazilian securities and have a material adverse effect on us. In addition, institutional failures and disruption of the financial market in Brazil and the other countries in which we operate could restrict our access to the public equity and debt markets.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past and may make further acquisitions as part of our growth strategy in the Brazilian financial services industry. Recently, these transactions included the merger between Itaú and Unibanco (announced in the last quarter of 2008, approved by the Central Bank in the first quarter of 2009 and which is pending approval by Brazilian anti-trust authorities).  We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

 Any acquisition and merger of institutions and assets involves certain risks, including the risk that:

•
integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties or unexpected costs and operating expenses;

•	we may incur unexpected liabilities or contingencies relating to the acquired businesses, which may not be fully recovered from our counterparties in the merger or acquisition agreement;

•
antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of the transaction; and

•	we may fail to achieve the expected operation and financial synergies and other benefits from the mergers or acquisitions.

If we fail to achieve the business growth opportunities, cost synergies and other benefits we expect from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

Changes in applicable law and regulation may have a material adverse effect on us.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over applicable law and government regulations, which govern all aspects of our operations, including regulations that impose:

•	minimum capital requirements

•	reserve and compulsory deposit requirements

•	minimum levels for federal housing and rural sector lending

•	funding restrictions

•	lending limits, earmarked lending and other credit restrictions

•	limits on investments in fixed assets

•	corporate governance requirements

•	limitations on charging of commissions and fees by financial institutions for services to retail customers and the amount of interest financial institutions can charge

•	accounting and statistical requirements

•	other requirements or limitations in the content of the global financial crisis.

The regulatory structure for Brazilian financial institutions, including banks, broker-dealers, leasing companies and insurance companies, is continuously evolving. Parts of our business that are not currently subject to government regulation may become regulated and there are several legislative proposals to that effect currently under consideration in the Brazilian congress.  Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial intuitions based on these international developments.  The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on us, including our ability to provide loans, make investments or render certain financial services. See “Item 4B. Business Overview – Regulation and Supervision - Regulation by the Central Bank.”

Tax reforms may have a material adverse impact on our results of operations.

The Brazilian government frequently enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes or assessments, changes in the bases of calculation or rates of assessments, including rates applicable solely to the banking industry, and occasional enactment of temporary taxes for designated governmental purposes. For example, in October 2009, the Brazilian government imposed a 2.0% tax on the inflow of monies for investments in the Brazilian capital markets. The effects of these changes and any other changes that could result from the enactment of additional tax reforms cannot be quantified.  These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

Furthermore, these changes have produced uncertainty in the financial system which may increase the cost of borrowing and may contribute to an increase in our non-performing loan portfolio.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including an increase in competition from Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations by CMN that facilitate the customer’s ability to switch business between banks.  See “Item 4B. Business Overview – Regulation and Supervision.” The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and to the extent it limits investment opportunities.

Increases in reserve and compulsory deposit requirements may have a material adverse effect on us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank.  The Central Bank may increase the reserve and compulsory deposits requirements in the future or impose new requirements.

Reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments.  In addition, the compulsory deposits generally do not yield the same return as other investments and deposits because:

•	a portion of compulsory deposits do not bear interest;

•	a portion of compulsory deposits must be held in Brazilian federal government securities; and

•	a portion of compulsory deposits must be used to finance government programs, including a federal housing program and rural sector subsidies.

As of December 31, 2009, we had R$9,827 million in interest-bearing compulsory deposits and R$4,042 million in non-interest-bearing compulsory deposits. Any increase in the compulsory deposits requirements may reduce our ability to lend funds and make other investments and, as a result, may have a material adverse effect on us.  For more detailed information on compulsory deposits, see “ Item 4B. Business Overview – Selected Statistical – Central Bank Compulsory Deposits.”

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2009, our loan and financing portfolio was R$245,736 million compared to R$169,700 million as of December 31, 2008.  Our allowance for loan losses was R$19,968 million representing 8.1% of our total loan portfolio, as of December 31, 2009, compared to R$12,202 million, representing 7.2% of our total loan portfolio, as of December 31, 2008.  The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our merger and acquisition activity and is dependent on domestic and, to a lesser extent, international economic conditions.  Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and our results of operations.  Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of clients, particularly individuals and small and middle-market companies, that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default. An increase in our loan portfolio, as well as a shift to higher margins and higher risk products, could   result in increased default rates, which could have a material adverse effect on us.

The value of our investment securities and derivatives positions are subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2009, investment securities represented R$116,554 million, or 19.5% of our assets, and derivative financial instruments, which are used to hedge against risks in each of our business areas, represented R$5,549 million, or 0.9% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations.  These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period and are affected by domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction.  Those losses could materially and adversely affect our results of operations and financial condition.  Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2009, approximately 7.0% of our total assets, and 36.2% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or our results of operations and financial condition may be materially and adversely affected.

Our insurance and pension plan business sets prices and establishes reserves for many of our insurance and pension products based upon actuarial or statistical estimates. The pricing of our insurance and pension products and the insurance and pension plans reserves carried to pay future policyholder benefits and claims are each based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and timing of receipt or payment of premiums, contributions, benefits, claims, expenses, interest credits, investment results, interest rates, retirement, mortality, morbidity and persistency. Although we frequently review the pricing of our insurance and pensions products and the adequacy of our insurance and pension plans reserves, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of benefits and claims. Significant deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plans products. In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which the determination is made, which may have a material adverse effect on our results of operations and financial condition.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (VAR), stress test and sensitive analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and measures for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to quantify our risk exposures. These qualitative tools and measures may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.  If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

In addition, our businesses depend on the ability to process a large number of transactions securely, efficiently and accurately.  Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or breaches or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures for mitigating operational risk proves to be inadequate or is circumvented.

We may incur losses associated with counterparty exposure.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons.  This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.  In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

Our controlling shareholder has the ability to direct our business.

As of December 31, 2009, IUPAR, our controlling shareholder, directly owned 51.0% of our common stock and 25.8% of our total capital stock.  See “Item 7A. Major Shareholders.” As a result, IUPAR has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.  In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family.  The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a shareholder or holder of ADS.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular, any investigation of, or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have an adverse impact on our other subsidiaries and affiliates and ultimately on us.

Risks Relating to the Preferred Shares and the ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. We have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations, however, the recent crisis in the United States subprime market may expose us to risk, as a result of a greater volatility in the Brazilian securities market. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54.7% of the aggregate market capitalization of the BM&FBOVESPA S.A. –  Bolsa de Valores, Mercadorias e Futuros , or BM&FBOVESPA, as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 45.8%, 53.1% and 44.8% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

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

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights. For more information on the exercise of your rights, see “Item 10B. Memorandum and Articles of Association – Preemptive Rights on Increase in Preferred Share Capital.”

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian   tax advantages.

As a holder of ADSs, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares. If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. Moreover, should you surrender your ADSs and withdraw preferred shares, applicable regulations require you to enter into corresponding exchange transactions and pay taxes on these exchange transactions. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

ITEM 4	INFORMATION ON THE COMPANY

4A.	History and Development of the Company

Itaú Unibanco Holding S.A.’s legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and registered with the São Paulo State Board of Trade under number NIRE 35300010230. We are organized as a publicly held corporation for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267. Investor information can be found on our website at http://www.itauunibancoir.com/docs.  Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.  Our agent for service of process in the United States is the general manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

General

The Itaú Financial Group traces its origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Unibanco Financial Group was founded by members of the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association with the Itaú Financial Group.

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an association agreement to combine the operations of Itaú and Unibanco Financial Groups. To effect the Association, we carried out a corporate restructuring pursuant to which Unibanco Holdings and its subsidiary Unibanco became wholly owned subsidiaries of Itaú Unibanco Holding.

The shareholders of each of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston Representação e Participações S.A., or Companhia E. Johnston, Unibanco Holdings and Unibanco approved the corporate reorganization at an extraordinary shareholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank in February 2009. The Association is pending approval by Brazilian anti-trust authorities ( Conselho Administrativo de Defesa Econômica ),   or CADE.

The shares of Itaú Unibanco Holding, including those issued in exchange for shares of Unibanco and Unibanco Holdings, commenced trading under the same symbol on March 31, 2009. In May 2009, the trading symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed. At the extraordinary shareholders’ meeting held on November 28, 2008, our shareholders approved the change of our corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. At the extraordinary shareholders’ meeting held on April 24, 2009, our shareholders approved a further change of our corporate name to Itaú Unibanco Holding S.A. Finally, at the extraordinary shareholders’ meeting held on April 30, 2009, the shareholders of Itaú Unibanco approved the change of the corporate name of Banco Itaú S.A. to Itaú Unibanco S.A.

As of December 31, 2009, we were the largest bank in Brazil based on market capitalization according to Bloomberg.

Since the Association, we have been working on the integration of the operations of the two banks. The main integration initiatives in 2009 included:

•    the adoption of a new corporate governance structure by the board of directors

•    the integration of the corporate, investment banking, brokerage, asset management, vehicle lending, private banking and treasury divisions, which have been operating on an unified basis since the first quarter of 2009

•    the interconnection of ATMs

•    reporting under a single annual report and the adoption of unified corporate governance policies and risk management.

In addition, in the second half of 2009, we began the integration process of Unibanco branches under the “Itaú” brand and we expect to complete this process by the end of 2010.

Recent Developments

In April 2010, Itaú Unibanco issued subordinated notes worth US$1 billion at the fixed rate of 6.20% per annum maturing in 2020. The notes were offered only to qualified institutional investors in the U.S. and to non-U.S. investors outside the United States, and may not be offered or sold in the secondary market and/or U.S. territory due to offering and trading restrictions. This financing aims at the expansion of our capital base, thus enabling a higher growth of loan and financing operations.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview – Selected Statistical Information” for additional information relating to our business.

Capital Expenditures and Divestitures

In 2007, we sold equity interests held in (i) Serasa S.A., or Serasa, (ii) Redecard, (iii) Bovespa Holding S.A., or Bovespa Holding, and (iv) Bolsa de Mercadorias e Futuros – BM&F S.A., or BM&F, which are summarized below.

Serasa

In June 2007, we disposed of part of our interest in the capital stock of Serasa to Experian Brasil Aquisições Ltda., or Experian Brasil, a Brazilian subsidiary of Experian Solutions, Inc. Serasa is a leading provider in Brazil of analytical and information products and services for credit and business support. The disposition corresponded to 1,321,371 shares comprising 35.5% of the total shares of Serasa. On the same date, we and another bank (Bradesco group) formed BIU Participações S.A., or BIU, for the purpose of holding the Serasa shares owned by us and the other bank. On October 11, 2007, BIU sold an additional 11,025 shares of Serasa to Experian Brasil. We received approximately R$1,230 million as a result of both transactions. As of December 31, 2009, Itaú Unibanco indirectly owned, through BIU, 16.1% of the total capital stock of Serasa and the right to appoint two members to Serasa’s board of directors.

Redecard

In July 2007, Banco Itaucard S.A. and Unibanco Participações Societárias S.A. sold approximately 107.6 million common shares (16.4% of the total capital) of Redecard, generating revenue of R$1,680 million after taxes. Subsequently, on March 2009 we obtained control of Redecard.

Bovespa Holding

In October 2007, in connection with the initial public offering of Bovespa Holding, Itaú Unibanco and Itaú BBA sold 11.4 million shares of Bovespa Holding and Unicard Banco Múltiplo S.A., or Unicard, sold 23.3 million shares of Bovespa Holding for R$23.00 per share. The transaction generated income after taxes of R$164 million for Itaú Unibanco Holding and R$320 million for Unibanco Holdings. Since the merger of BM&F with Bovespa Holding in 2008, the name of Bovespa Holding has been BM&FBOVESPA.  As of December 31, 2009, we held 3.0% of the capital stock of BM&FBOVESPA.

BM&F

In November 2007, in connection with the initial public offering of BM&F, Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., or Itaubank Distribuidora, Itaú Corretora de Valores S.A., or Itaú Corretora, Itaú Unibanco and Itaú BBA sold 10.4 million shares of BM&F and Unicard sold 4.5 million shares of BM&F for R$20.00 per share. In addition, prior to the initial public offering of BM&F, Itaubank Distribuidora, Itaú Corretora, Itaú Unibanco and Itaú BBA sold 3.4 million shares for R$11.00 per share to GA Latin America Investments LLC and Unicard sold 1.5 million shares for R$11.00 per share to General Atlantic Private Equity Group. These transactions generated income after taxes of R$150 million for Banco Itaú Holding and R$62 million for Unibanco Holdings. Since the merger of BM&F with Bovespa Holding in 2008, the name of BM&F has been BM&FBOVESPA.

In 2009, we sold equity interests held in (i) Unibanco Saúde Seguradora S.A., and (ii) Allianz Seguros S.A.

Unibanco Saúde Seguradora S.A.

On December 16, 2009, Itaú Seguros S.A., or Itaú Seguros, and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora S.A., held by Itaú Seguros and Itaú Unibanco, for R$55 million. Depending on the performance of Unibanco Saúde Seguradora S.A. in the 12-month period after the closing date of the transaction, Itaú Seguros and Itaú Unibanco may be entitled to an additional payment of up to R$45 million. The Brazilian antitrust authorities approved the transaction in December 2009. The National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, approved the transaction on April 1, 2010. The closing of the transaction occurred on April 29, 2010.

Allianz Seguros S.A.

On December 29, 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase for R$109 million of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros S.A. The transaction was closed on January 14, 2010 and approved by the antitrust authority in March 2010. We notified SUSEP of the transaction.

See “Item 5B. Liquidity and Capital Resources–Capital–Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

4B.           Business Overview

Our principal categories of operations are banking, which includes commercial bank through Itaú Unibanco and corporate and investment banking through Banco Itaú BBA S.A., or Itaú BBA, consumer credit to non accounts holders and our corporate and treasure activities. We provide a wide variety of credit and non-credit products and services directed towards individuals, small and middle-market companies and large corporations.

As of December 31, 2009, we were:

•	the largest private bank in Brazil based on market capitalization according to Bloomberg

•	the largest private manager of pension fund assets in Brazil, based on assets under management, according to ANBIMA

•	the largest mutual fund manager among private banks in Brazil based on our assets under management, according to ANBIMA

•	the largest manager of private bank client assets, according to ANBIMA

•	the largest leasing company in Brazil (measured by of present value of lease operations), according to ABEL

•	the largest provider of securities services to third parties in Brazil, according to ANBIMA

•	one of the largest insurance groups in Brazil based on direct premiums, excluding health insurance and VGBL, a type of private retirement plan, according to SUSEP.

In addition, the brand name “Itaú” was rated the second most valuable brand name in Brazil by Brand Finance and Brand Analytics in 2009. The “Itaú” brand was also included in the 2009 Brands Yearbook: The 100 Most Prestigious Firms in Brazil, organized by Brazilian magazine Época Negócios .  We were also one of Brazil’s Most Admired Companies, and the winner of bank category, in the Carta Capital magazine survey.  We were also awarded Latin America’s Best Managed Company, and Best Company in Corporate Governance, by Brazil-Euromoney.

Our Ownership Structure

We are a financial holding company controlled by Itaú Unibanco Participações S.A., IUPAR, a holding company jointly controlled by (i) Itaúsa, which is a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also owns directly 36.2% of the shares of our common stock. See “Item 7A. Major Shareholders.” Prior to the Association we were controlled by Itaúsa. The Egydio de Souza Aranha family beneficially owns 60.9% of shares of common stock and 17.8% of shares of preferred stock of Itaúsa. The shares of common stock and preferred stock of Itaúsa are traded on the BM&FBOVESPA.

Organization of the Itaú Unibanco Group

The following chart is a simplified overview of the direct and indirect ownership structure of the Itaú Unibanco Group as of December 31, 2009:

Notes:
Ownership percentages above refer to the total of direct and indirect participations.  All of the above companies are based in Brazil, except Banco Itaú Argentina S.A. (located in Argentina), Banco Itaú Europa, S.A. (located in Portugal), Banco Itaú Chile S.A. (located in Chile) and Banco Itaú Uruguay S.A. (located in Uruguay).

Operations

The table below presents revenues in U.S. GAAP for our segments for each of the years ended December 31, 2009, 2008 and 2007. According to note 32 to the consolidated financial statements, we now disclose four operational segments: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

(in millions of R$)
	2009	2008	2007
Commercial Bank (1)	37,473	25,359	20,355
Interest income from loans and leases	30,154	18,391	14,559
Fee and commission income	7,319	6,967	5,796
Itaú BBA	4,956	4,783	2,134
Interest income from loans and leases	4,352	4,395	1,779
Fee and commission income	603	388	355
Consumer Credit	19,632	10,126	8,241
Interest income from loans and leases	14,075	8,540	6,560
Fee and commission income	5,557	1,586	1,681

(1) Including retail for all years presented. Information for the years ended December 31, 2009, 2008 and 2007 includes revenues from corporate banking activities which have not yet been transferred to Itaú BBA.

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

(in millions of R$)
	2009	2008	2007
Interest income from loan and leases	48,582	31,327	22,898
Brazil	45,261	25,924	19,643
Abroad	3,320	5,403	3,255
Fee and commission income	13,479	8,941	7,832
Brazil	12,853	8,337	7,485
Abroad	627	604	347
Insurance premiums, income on private retirement plans and on capitalization plans	8,132	3,917	3,500
Brazil	8,091	3,912	3,500
Abroad	41	5	-

The table below presents revenues abroad by business categories for each of the years ended December 31, 2009, 2008 and 2007:

(in millions of R$)
	2009	2008	2007
Commercial Bank	3,200	5,417	2,585
Argentina	282	379	205
Chile	610	1,112	597
Uruguay	252	1,694	724
Other companies abroad (1)	2,056	2,232	1,059
Itaú BBA	675	481	953
Other companies abroad (1)	675	481	953
Itaú Unibanco - Credit Card	112	114	63
Argentina	19	22	11
Uruguay	79	92	52
Chile	14	-	-

(1) Includes Banco Itaú Europa International, or BIEI, Itaú Unibanco’s Grand Cayman, New York, Tokyo and Nassau branches, Itaú BBA’s Nassau branch, Itaú BBA’s Uruguai branch, Itaú Unibanco Holding’s Grand Cayman branch, the Unibanco Grand Cayman Branch, BIEL Holdings AG, IPI—Itaúsa Portugal Investimentos, SGPS Lda. Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa, Itaú Europa, SGPS, Lda., Itaúsa Portugal —SGPS S.A., Banco Itaú Europa., BIE Bahamas., Banco Itaú Europa Luxembourg, Banco Itaú Europa Fund Management Company S.A., BIEL Fund Management Company S.A., BIE Cayman, BIEI, IES, Unibanco — União de Bancos Brasileiros (Luxembourg) S.A., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, Brazcomp 1 Limited, Fin Trade, Kennedy Director International Services S.A., Federal Director International Services S.A., Bay State Corporation Limited, Cape Ann Corporation Limited; BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc., UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd, Rosefield Finance Ltd., Interbanco, Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., BancoDel Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú Securities Holding (new name of Zircon Corporation), Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Proserv— Promociones Y Servicios S.A. de C. V. and Itau UK Securities Ltd.

Itaú Unibanco Holding

Overview

We provide a broad range of banking services to a diversified customers’ base of individuals and corporate customers. We provide these services on an integrated basis through Itaú Unibanco and Itaú BBA.

Within banking and financing operations, we have created three different distribution channels, each focused on a different type of customer. These areas are:

•	Retail Banking, through Itaú Unibanco, comprising different specialized customer service areas

•	Retail banking (individuals and very small businesses)

•	Personnalité (high income individual banking)

•	Private bank (wealthy individuals)

•	Small business banking (UPJ, or Unidade de Pessoa Jurídica)

•	Middle-market banking (medium-sized businesses)

•	Corporate clients and investment banking, through Itaú BBA

•	Consumer credit to non-account holders customers

These specialized areas enable us to provide our customers with customized banking products and services, which we believe enhance our competitive position in each of these areas.

Itaú Unibanco

We provide services mainly in the following areas:

•	Retail banking

•	Public sector

•	Personnalité

•	Private bank

•	Very small business banking

•	Small business banking

•	Middle-market banking

•	Credit cards

•	Real estate financing

•	Asset management

•	Corporate social responsibility

•	Securities services for third parties

•	Brokerage

•	Insurance, private retirement plans and capitalization products

Retail Banking

Our core business is retail banking, which serves individuals with monthly income below R$7,000.  As of December 31, 2009, we had over 13.7 million customers and 4,465 branches and customer site branches under the “Itaú” and “Unibanco” brands.  Our retail banking operations are present in all Brazilian states and in cities that altogether represented more than 80.0% of Brazil’s individual domestic consumption as of December 31, 2009.  Our strategy is to offer higher quality banking products to our retail banking customers.

In the second half of 2009, we began the project of converting “Unibanco” brand branches to the “Itaú” brand.  We converted approximately 50 branches during 2009.  As of December 31, 2009, there were 950 remaining branches under the “Unibanco” brand.  During 2010, we will intensify the conversion process and intend to convert approximately 160 branches per month starting in June 2010.

 We classify our retail clients in accordance with their income and profile:

•	Itaú retail customers, who earn less than R$4,000 per month;

•	Itaú Uniclass customers, who earn more than R$4,000 and less than R$7,000 per month; and

•
Specialized account managers provide services to Itaú Uniclass customers who have access to certain customized products.  We created this segment after the Association and we expect Itaú Uniclass to be present in some of our retail branches across Brazil and increase the number of our customers.

For the year ended December 31, 2009, credit products represented 67.0% of our consolidated revenue from retail banking, while investments represented 24.0% and services and other fee-based products represented 9.0%.

Very Small Business Banking

At the end of 2005, we set up 150 offices in the city of São Paulo to provide specialized services to companies with annual revenues below R$500,000.  In 2006, we expanded our services to over 80 locations throughout the interior of the State of São Paulo, followed by 94 additional offices in the State of Rio de Janeiro.  In 2007, we expanded our services into the States of Minas Gerais and Paraná.  In 2008 and 2009, we continued this expansion and set up additional offices focused on very small business banking.

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies.  Our strategy is to capture the market opportunity of this customer base by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow and credit facilities.

Since the Association, we have been consolidating offices and customer service in the very small business banking segment.  As of December 31, 2009, we had over 430 very small business banking offices located throughout Brazil and approximately 1,700 managers working for over 537,000 small business customers.  In 2010, we expect to continue to consolidate our very small business banking operations and to increase the number of managers.

The credit facilities we provide to very small businesses increased by approximately 92.8% in 2009.  Loans to very small businesses totaled R$5,444 million as of December 31, 2009.

Public Sector

Our public sector business operates in all areas of the public sector, including federal, state and municipal levels of government (in the executive, legislative and judicial branches). As of December 31, 2009, we have 2,500 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Through Itaú Personnalité, we were one of the first banks in Brazil to provide personalized services to high-income individuals.

Itaú Personnalité’s value proposition consists of offering (i) an advisory service by its managers, who understand the specific needs of these customers; and (ii) a large portfolio of exclusive products and services, which are available through a dedicated and network of located in the main Brazilian cities. Composed of distinctive and specifically designed branches. Through this dedicated network of 167 branches, Itaú Personnalité’s customer base reached approximately 534,000 individuals as of December 31, 2009. Itaú Personnalité customers also have access to Itaú Unibanco network branches and ATMs throughout the country.

Since its establishment in 1996, Itaú Personnalité has been expanding its market share in the high-income individuals market.  In 2006, as a result of the acquisition of BankBoston Brazil by Itaú, Itaú Personnalité consolidated its leadership in the high-income individuals market.

As a repositioning strategy, in September 2009, Itaú Personnalité raised its client target to high-income individuals who earn more than R$7,000 per month or have investments in excess of R$80,000.

Private Bank

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing financial advisory services to approximately 22,200 Latin American customers as of December 31, 2009. Our 620 employees are focused on offering financial consulting services to customers with at least US$200,000 in investment assets. In addition, we provide our customers with a full range of traditional banking products and services.

Financial advisory services are provided by teams of experienced relationship managers located in Brazil, Miami, Argentina, Uruguay, Chile and Paraguay, and supported by investment specialists, who recommend the most appropriate solutions for each individual risk profile. Our private banking client base is composed of clients from Brazil, Argentina, Venezuela, Chile, Uruguay, Ecuador, Paraguay, Mexico, and other Latin American countries.

We serve our customers’ needs for offshore wealth management solutions in three major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International, or BIEI, and Itaú Europa Securities, or IES; in Luxembourg through Banco Itaú Europa Luxembourg (“BIEL”); and in the Caribbean, through BIE Bank & Trust in the Bahamas, or BIE Bahamas, and Unicorp Bank & Trust in Cayman, or UBT Cayman.

We manage individual portfolios on a non-discretionary basis, subject to guidelines agreed upon with each customer. Portfolios managed by Itaú Private Bank may also invest in mutual funds managed by other financial institutions which have more flexibility in making investment decisions. Fees earned from our private banking customers are, in most cases, a function of the assets under management.

As of December 31, 2009, our private banking activity for Latin American clients had assets under management equivalent to R$ 97,548.0 million, including R$13,945.2 million in BIEL, R$6,809.6 million in BIEI and IES and R$2,128.6 million in BIE Bahamas and UBT Cayman.

Private Banker International recognized Itaú Private Bank as “The Outstanding Private Bank - The Americas,” for 2008 during the global financial crisis and in 2009 Itaú Private Bank was named the “The Outstanding Private Bank - Latin America”, which shows consistent recognition of our strong performance in our target market. According to the 2010 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine, Itaú Private Bank was recognized as offering “The Best Private Banking Overall Services” in Brazil for the second consecutive year. In the latest ranking published in the February 2010 edition of Euromoney magazine, Itaú Private Bank was also named “Best Private Banking Services Overall” in Chile and Top 5 “Best Private Banking Services Overall” in Latin America. Itaú Private Bank also remains the only private bank in Brazil to be among the finalist organizations in the Brazilian National Quality Award ( Prêmio Nacional de Qualidade 2007 ).

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001.  As of December 31, 2009, we had 277 offices located nationwide in Brazil and nearly 1,600 managers who worked for over 260,000 companies with annual revenues from R$500,000 to R$6 million. In 2010, we expect to continue to consolidate our small business banking operations and to expand our offices geographically.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$18,330 million as of December 31, 2009.

Middle - Market Banking

We believe the Association has strengthened our middle-market banking position. We selected the best products and services of each bank to offer to our customers and dedicated managers to serve our customers to meet their needs.

As of December 31, 2009, we have approximately 104,000 middle-market corporate customers that represented a broad range of Brazilian companies located in over 75 cities in Brazil. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees.  We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer our middle-market customers collection services and electronic payment services.  We are able to provide these services for virtually any kind of payment, including Internet office banking.  We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

As of December 31, 2009, we had over 1,300 managers specializing in middle-market customers and we intend to increase this number in 2010.  At December 31, 2009, these managers worked from one of the 213 specialized offices located at key branches and we intend to further increase the number of these specified offices in 2010.

Consistent with customary lending practices in Brazil, our loan portfolio to our middle-market customers is composed predominantly of short-term products, defined as having a maturity of less than 12 months. Loans to middle-market businesses totaled R$37,219 million as of December 31, 2009.

Credit Cards

We are the leading company in the Brazilian credit card market, based on transaction volume as of December 31, 2009. Our credit card brands “Itaucard” and “Hipercard,” offer a wide range of products to 23.4 million customers as of December 31, 2009, including both account holders customers and non-account holders customers. In the year ended December 31, 2009, the transaction volume of credit cards was R$84,938 million, a 17.8% increase from the prior year. The results of customer transactions by non-account holders customers are reported in the consumer credit division.

Our main challenges in the credit card business are to continually increase our cardholder base and improve our portfolio profitability. To this end, our credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of banking and insurance products and sales through a variety of channels.

To enhance market opportunities in the credit card segment, we entered into partnerships with Marisa S.A. and Vivo S.A. and C&C Casa e Construção Ltda. For further information on these partnerships, see “—Commercial Agreements, Associations and Partnerships.”

Real Estate Financing

As of December 31, 2009, we had approximately R$8,510 million in outstanding real estate loans. Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. According to Brazilian regulations, financial institutions are required to allocate at least 65% of their savings accounts balances to fund mortgage financing, of which 80% must be used to finance properties with value lower than R$500,000 and must have annual interest rates lower than 12%.

We use different distribution channels to reach our customers, including our Itaú Personnalité branches and real estate brokers. Itaú Unibanco Holding has partnerships with two of the largest real estate brokers in Brazil: Lopes and Coelho da Fonseca. These long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Asset Management

According to ANBIMA, as of December 31, 2009, we were the largest mutual fund manager among private banks in Brazil based on our assets under management. As of that date, we had total net assets under management of R$297,987 million on behalf of approximately 1.5 million customers.  We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBIMA, as of December 31, 2009, we were the largest manager of private bank clients’ assets and the largest private manager of pension fund assets in Brazil, based on our assets under management.  As of December 31, 2009, we had R$176,363 million of assets under management for pension funds, corporations and private bank customers.

Our fees are based on the average net asset value of the funds under management, which we calculate on a daily basis. Fees generally average approximately 2.74% per year for funds from individuals and 0.2% to 0.5% per year for funds from companies.  Fees for portfolio management services are privately negotiated and vary depending on the size and investment parameters of the funds under management.

As of December 31, 2009, we offered and managed about 1,478 mutual funds, which are mostly fixed-income and money market funds. For individual customers, we offered 157 funds to our retail customers and approximately 300 funds to our Itaú Personnalité customers. Private banking customers may invest in over 600 funds, including those offered by other institutions. Itaú BBA’s capital markets group also provides tailor-made mutual funds to institutional, corporate and private banking customers.

In November 2009, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) rating (the highest rating granted to an asset manager) of our asset management area.  We have been in the top rating category since July 2003.

Corporate Social Responsibility

The Itaú Social Excellence Fund ( Fundo Itaú Excelência Social or FIES, launched in 2004, is a socially responsible investment fund, investing in the shares of companies with superior corporate social responsibility practices with the goal of obtaining higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria in relation to companies: corporate social activities; environmental protection practices and good corporate governance practices. Every year the fund manager donates part of its accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education.

As of December 31, 2009, FIES had net assets of R$365 million, and the fund donated more than R$3.3 million in 2009, which corresponded to 50% of the management fee from July 1, 2008 to June 30, 2009.  The 19 projects chosen to receive this donation were divided into two investment categories, with 16 non-governmental organizations receiving R$100,000 each and three non-governmental organizations receiving R$150,000 each, and almost R$1.3 million spent on consulting.  The projects are selected by the fund advisory council, which is composed by market leaders and specialists in corporate social responsibility.

Securities Services for Third Parties

We provide securities services for third parties in the Brazilian capital markets, where we act as custodian, transfer agent and registered holder. In December 2009, we were ranked the top provider of securities services in Brazil to third parties by ANBIMA.

As of December 31, 2009, Itaú Unibanco held assets of R$685,360 million in connection with securities services for third parties, representing 28.5% of the Brazilian market based on assets held. Our broad range of products relates to both domestic and international custody. Our services include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, providing trustee services and non-resident investor services, and acting as custodian for depositary receipt programs.

In 2009, we acted as custodian and transfer agent for 438 companies and as the registered holder with respect to 145 transactions.  As of December 31, 2009, our specialized staff reached 659 employees managing portfolios for mutual funds, institutional investors and private portfolios.

Brokerage

Itaú Corretora has been providing brokerage services since 1965, with operations on BM&FBOVESPA.  We also provide brokerage services to international customers through our broker-dealer operations in New York, through our London branch, and through our broker-dealers in Hong Kong and Dubai.

For the year ended December 31, 2009, Itaú Corretora was ranked third on the BM&FBOVESPA in equity trading volume and third among brokers controlled by large commercial banks in Brazil in commodities and futures trading volume.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2009, according to SUSEP, we were one of the largest insurance groups in Brazil based on direct premiums, excluding health insurance and VGBL, a private retirement plan providing annuity benefits. For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2009, our direct premiums totaled approximately R$6,715 million.

Our main lines of insurance are life insurance (excluding VGBL; see “Private Retirement Plans”), property and casualty insurance and vehicle insurance, which accounted for 31.4%, 27.5% and 27.3% of direct premiums, respectively, for the year ended December 31, 2009. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels.  We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits. Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with complementary Law No. 126 published on January 15, 2007 and the SUSEP regulations published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market depends on the markets in which we operate. In the high risk market, we intend to enhance our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking client base banc assurance operations, to increase customer penetration. We are working on improving banc assurance operations in property and casualty insurance for small and medium companies.  Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

In November 2008, Unibanco entered into an agreement with American International Group, Inc., or AIG, regarding the exchange of shares that Unibanco and AIG respectively held in certain Brazilian insurance companies, as follows:  (i) Unibanco acquired, for US$820.0 million, the shares held by AIG in Unibanco AIG Seguros S.A., which changed its name to Unibanco Seguros S.A., or Unibanco Seguros; and (ii) AIG acquired, for US$15.0 million, the shares held by Unibanco in AIG Brasil Companhia de Seguros S.A., or AIG Seguros.  Upon the completion of the exchange, Unibanco Seguros, Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Saúde Seguradora S.A., which used to be Unibanco Seguros’ wholly owned subsidiaries, became our wholly owned subsidiaries.

In August 2009, Itaú Unibanco Holding and Porto Seguro S.A., Porto Seguro, entered into an operating agreement that provides for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay (the “Porto Seguro Alliance”).  In connection with the Porto Seguro Alliance, Itaú Unibanco Holding transferred all the assets and liabilities related to its then current portfolio of homeowner and automobile insurance to Itaú Seguros de Auto e Residência S.A., ISAR, all of the shares of which were subsequently transferred to Porto Seguro. In exchange, Porto Seguro issued shares representing 30.0% of its capital stock to Itaú Unibanco Holding and/or its affiliates.  The controlling shareholders of Porto Seguro and Itaú Unibanco Holding established a new company named Porto Seguro Itaú Unibanco Participações S.A., or PSIUPAR, and transferred their shares of Porto Seguro to PSIUPAR.  The controlling shareholders of Porto Seguro remained controlling shareholders of PSIUPAR, which became the parent company of Porto Seguro.  Itaú Unibanco Holding is entitled to nominate two members of the board of directors of each of Porto Seguro and PSIUPAR.  ISAR, which is directly controlled by Porto Seguro and indirectly controlled by PSIUPAR, will be managed by Porto Seguro and will utilize the trademarks Porto Seguro, Itaú Unibanco and Azul. In August 2009, Itaú Unibanco (through Itaú Seguros S.A.) had 3.4 million automobiles and 1.2 million homes insured, which were subsequently transferred to ISAR.  In October 2009, SUSEP granted prior authorization for the corporate acts related to the Porto Seguro Alliance. The approval by the Brazilian antitrust authorities for the transaction is still pending.

In November 2009, Itaú Seguros S.A., or Itaú Seguros, and XL Swiss Holdings Ltd., or XL Swiss, a company controlled by XL Capital Ltd., or XL Capital, signed an agreement providing for the acquisition by Itaú Seguros of all of XL Swiss’s shares in Itaú XL Seguros Corporativos S.A., or Itaú XL. Itaú XL will be wholly owned by Itaú Unibanco Holding.  After completion of the sale, Itaú Seguros will provide, under a separate agreement, insurance coverage to XL Capital’s clients in Brazil and XL Capital’s Global Programs clients with operations in Brazil.  The transaction is pending approval by the Brazilian insurance regulator, SUSEP and has not yet closed.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase of the 14.025% indirect interest that Itaú Unibanco Holding held in Allianz Seguros S.A. for R$109 million. The transaction was completed in January 2010, approved by the Brazilian antitrust authorities on March 3, 2010 and SUSEP was notified of the transaction. The transaction did not have a significant impact on our net income for 2009.

Private Retirement Plans

As of December 31, 2009, balances under private retirement plans (including VGBL) totaled R$43,435 million, an increase of 25.0% compared to December 31, 2008.  As of December 31, 2009, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP. As of December 31, 2009, we had R$43,636 million in assets related to our private retirement liabilities (including VGBL).  We concentrate our activities on managing open private retirement plans, which experienced strong growth in 2009.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us which will be returned at the end of an agreed-upon term date, with accrued interest.  In return, the customer automatically entered into periodic drawings that gives him the opportunity to win a significant money prize.  As of December 31, 2009, we had 9.7 million capitalization titles outstanding with guaranteeing assets of R$2,300 million. We distribute these products through our retail network, Itaú Personnalité and Itaú Uniclass branches, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2009, R$1,786 million of capitalization products were sold and we distributed over R$41.1 million in money prize to 6,085 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities.  Itaú BBA offers a complete portfolio of products and services to most of the largest companies and conglomerates in Brazil through a team of highly qualified professionals.  Itaú BBA services approximately 2,400 companies and conglomerates.  Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.  These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.  As of December 31, 2009, our corporate loan portfolio reached R$90,830 million.  During 2009, this portfolio was affected mainly by the appreciation of the real and weaker economic conditions when compared to 2008. In investment banking, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$17,849 million and securitization transactions that amounted to R$1,378 million in Brazil in 2009.  According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2009 with a 24.2% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market.  In the international debt markets, Itaú BBA acted as joint bookrunner in the issuance of seven deals in the amount of US$4,950 million, of debt securities in 2009, earning the second place in Bloomberg’s rankings of underwrites of Brazilian-based corporate debt issuances based on number of transactions.

With respect to equity issuances, Itaú BBA coordinated public offerings that totaled R$14,229 million in 2009, and occupied the third position in ANBIMA’s origination rankings in Brazil, with 13.7% of the market share in Brazil in 2009. Itaú BBA’s investment banking division also started to manage the wholesale brokerage business in 2009 and is implementing several initiatives to increase its presence in the markets it operates in.

In addition, Itaú BBA advised on merger and acquisition transactions with a total volume of 24 deals in the amount of R$19,964 million, in 2009, ranking second in Brazil based on the number of merger and acquisition deals according to Thomson Reuters.

Itaú BBA is active in BNDES on-lending to finance large-scale projects, which is aimed at strengthening domestic infrastructure and increasing the productive capacity of various industrial sectors.  In consolidated terms, total loans granted under BNDES on-lending represented more than R$4,889 million for various projects and financings in 2009, corresponding to an increase of 44.0% in 2009 compared to 2008.  As an integral part of its risk management and sustainability policies, the on-lending of funds to large-scale projects is in compliance with Itaú Unibanco’s social and environmental risk policy.  Itaú Unibanco is the current leader in the ranking of Latin American banks which adopt the best corporate governance practices drawn up by the consultancy Management & Excellence and Latin Finance magazine.  All lending categorized as project finance, as defined under Basel II, is also in compliance with the Equator Principles, which Itaú BBA adopted in 2004, being the first financial institution from an emerging market to adopt the Equator Principles.  The Equator Principles were announced launched in 2003 and became the benchmark within the financial sector for addressing environmental and social risks in project financing.  By February 2010, 68 financial institutions had adopted the Equator Principles, and therefore had voluntarily committed themselves to incorporating these principles in projects worth US$10 million or more.  The Equator Principles were revised in 2006 and were extended to advisory services in structuring projects.  Itaú Unibanco plays a leading role in the Equator Principles Steering Committee and Working Groups, having occupied the position of Chair of the Steering Committee from September 2008 until March 2010.

Itaú BBA focuses on the following products and initiatives in the international area:  (1)  câmbio pronto (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$88.677 million in volume in 2009; and (2) structuring long-term, bilateral and syndicated financing.  In addition, in 2009 Itaú BBA continued to offer a large number of lines of credit for foreign trade, having a total of approximately US$6,797 million in lines of credit drawn from corresponding banks as of December 31, 2009.

In 2009, Itaú BBA received the award of Investment Bank of the Year in Latin America, according to The Banker magazine and the Best Local Investment Bank accolade from Latin Finance.

In December 2008, Itaú Unibanco acquired the remaining 4.25% of Itaú BBA’s total shares from certain Itaú BBA managers and employees who were minority shareholders. Itaú Unibanco holds approximately 100% of the capital stock of Itaú BBA.

International Operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America, Brazil’s main trading partner and one of the countries with highest GDP per capita of the continent. The pace of increase in banking penetration shows that the Argentine financial system has ample growth potential.

Banco Itaú Argentina’s core business is retail banking, with approximately 250,000 customers in the Argentine middle and upper-income segment as of December 31, 2009.  Compared with 2008, this represents a 5.9% increase in the number of customers.

As of December 31, 2009, Banco Itaú Argentina had assets of R$2.1 billion, loan and leasing operations of R$1.1 billion, deposits totaling R$1.6 billion and shareholders’ equity of R$172 million.

As of the same date, Banco Itaú Argentina had one of the largest branch networks in Argentina consisting of 81 branches, one of the largest ATM networks in Argentina consisting of 164 ATMs, and 23 customer site branches.

 Itaú Chile Operations

Banco Itaú Chile started its official activities on February 26, 2007, when Bank of America Corporation, or BAC, transferred the operations of BankBoston Chile and BankBoston Uruguay to us.  This acquisition increased our presence in Latin America and expanded the scope of our operations.  In addition, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance.

As of December 31, 2009, our consolidated Chilean operations had R$10.7 billion in assets, R$8.3 billion in loans and leases, R$7.0 billion in deposits and R$1.3 billion in shareholders’ equity. According to the Chilean banking and financial institutions regulator ( Superintendencia de Bancos e Instituciones Financieras ), or, SBIF, as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 3.2% market share and ranked sixth in number of demand deposit accounts in the private sector, with approximately 89,094 accounts.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business.

The retail segment focuses on the upper-income segment that, as of December 31, 2009, accounted for 59.6% of Banco Itaú Chile’s total revenues. As of December 31, 2009, Banco Itaú Chile had 48 ATMs and 70 branches, of which 65.7% were located in Santiago.

Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between R$4 million and R$180 million).

Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications, private placements and securitizations.  It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy.  Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Itaú Uruguay Operations

Banco Itaú Uruguay is one of the leading financial institutions in Uruguay.  Local operations also include the main credit card issuer, OCA S.A., or OCA, and the pension fund management company Unión Capital AFAP S.A., or Unión Capital.  Banco Itaú Uruguay’s strategy is to serve a broad range of customers through customized banking solutions.  As of December 31, 2009, Itaú Uruguay had R$3.1 billion in assets, ranking second in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank ( Banco Central del Uruguay ), or BCU, R$1.3 billion in loans and leases, R$2.3 billion in deposits and R$279 million in shareholders’ equity.

The retail banking business is focused on individuals and small business customers, with approximately 130,000 customers as of December 31, 2009. The core branch network is located in the metropolitan area of Montevideo with 15 branches. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó and Salto. Banco Itaú Uruguay has a leading position in the debit card segment of private banks in Uruguay with 17.4% market share out of 489,000 cards as of December 31, 2009, according to BANRED, and a distinguished role as a credit card issuer (mainly Visa), with a 23.1% market share as of December 31, 2009 in terms of purchases made in Uruguay (according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A.). Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking.

The wholesale banking division is focused on multinational companies, financial institutions, large- and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking unit provides a dedicated regional service (for both resident and non-resident customers), offering a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 41.0% market share based on the aggregate amount of credit card domestic transactions as of December 31, 2009, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations:  customer acquisition, issuance of cards and transaction processing. Credit cards and consumer loans are the main products offered by OCA to its approximately 347,000 customers, through a network of 20 branches, as of December 31, 2009.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2009, it had 194,739 customers, managed approximately US$858 million in pension funds, with a market share of approximately 16.8%, according to the BCU.

Interbanco S.A. (Paraguay)

Interbanco S.A., or Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. Interbanco was acquired by Unibanco in 1995.

Interbanco has experienced significant growth since 1999, expanding the variety and enhancing the excellence of its services across the whole country. As of December 31, 2009, Interbanco had 19 branches, approximately 220,000 customers and 166 ATMs.

Its main sources of income are consumer banking products, primarily credit cards. Interbanco has launched innovative products and services under the brand “ 24IN,” and provides its customers several products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service. As of December 31, 2009, Interbanco had R$1.9 billion in assets, R$975 million in loans and leases, R$1.6 billion in deposits and R$247 million in shareholders’ equity. The structure of Interbanco products and services operates under:  corporate banking (small- and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and wage payment).  Under corporate banking, Interbanco has a well-established presence in the agribusiness segment, which has presented attractive levels of profitability since 2002 and credit performance in Paraguay. Under consumer banking, the main marketing channel is payment services, allowing us to offer pre-approved products to all customers who receive their wages through Interbanco.

Banco Itaú Europa

Banco Itaú Europa is a Portuguese-chartered bank controlled by Itaú Unibanco Holding. Banco Itaú Europa focuses mainly on two lines of business:

•
Corporate banking:  providing international corporate banking, international capital markets operations, foreign trade financing and other financial services to support investments and other economic relations between Latin America and Europe through its operations in Lisbon, Madrid, Frankfurt, Paris and London; and

•	Private banking: delivering offshore and international private banking products and services to our Latin American customer base, through its subsidiaries (BIEL and BIEI in Miami).

As of December 31, 2009, Banco Itaú Europa had US$7,283 million in assets, US$2,899 million in loans and leases, US$2,318 million in deposits and US$1,263 million in shareholders’ equity (including minority interests).

Banco Itaú Europa’s corporate banking business offers several products, such as credit, derivatives and advisory services for European companies with Latin American subsidiaries.

The private banking business provides financial and asset management services to Latin American customers with a minimum of US$250,000 in investments, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers.  The private banking business has clients in Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and others.  Assets under management of the private banking business amounted to US$9,974 million as of December 31, 2009.

All of our transactions with Banco Itaú Europa and its subsidiaries are on an arm’s-length basis. Banco Itaú Europa’s senior unsecured debt is rated Baa1 by Moody’s and BBB+ by Fitch.

Other International Operations

In November 2008, Itaú Unibanco Holding entered into an agreement with Itaúsa for the acquisition of a 77.8% interest and a 80.0% voting interest in Itaúsa Export, and of a 12.13% voting interest of Itaúsa Europa, a subsidiary of Itaúsa Export, for approximately R$1,136.0 million.  As a result of the acquisition and subsequent corporate events, Itaú Unibanco Holding now holds indirectly 100% of the total and voting interest of Itaúsa Europa and Itaúsa Export. Itaúsa Export is a holding company domiciled in Brazil which holds a controlling interest in Itaúsa Europa. Itaúsa Europa is a holding company domiciled in Portugal.  Itaúsa Export’s and Itaúsa Europa’s business activities are carried out by their indirect subsidiaries and include corporate banking, international cash management services and private banking.  The acquisition by Itaú Unibanco Holding of all of the stock of Itaúsa Export and Itaúsa Europa was a condition precedent to the Association.

Our other international operations have the following objectives:

(1)           Support our customers in cross-border financial transactions and services:

The international areas of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings.

Our international units include: Itaú BBA, Nassau branch (focused on corporate banking business); Itaú Unibanco, New York branch, Itaú Unibanco, Nassau branch and Itaú Unibanco, Cayman Islands branch (focused on middle-market customers); Interbanco S.A. (Paraguay), Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay (focused on retail customers, international corporate banking and middle-market); and Itaú Unibanco, Tokyo branch (focused on Brazilian retail customers living in Japan).

(2)           Manage proprietary portfolios and raise funds through the issuance of securities in the international market.

Funds raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Nassau, Bahamas and New York, Itaú Bank Ltd., or Itaú Bank, a banking subsidiary incorporated in the Cayman Islands, or Banco Itaú BBA’s Nassau branch. Itaú Unibanco’s Cayman Islands branch has issued subordinated debt which is treated as Tier 2 Capital. For a description of Tier 1 and Tier 2 Capital, see “—Regulation and Supervision—Regulation by the Central Bank—Capital Adequacy and Leverage/Regulatory Capital Requirements.”

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA, Nassau branch.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money center and regional banks throughout the world and oversee our other foreign currency-raising activities.

(3)           Participate in the international capital markets as dealers:

There are international fixed income and equity desks in Brazil (Itaú BBA), New York (Itaú USA Securities Inc.), London (Itaú UK Securities Ltd.), Argentina (Banco Itaú Argentina), Hong Kong and Tokyo (Itaú Asia Securities Ltd.). Our international fixed income and equity teams offer to institutional investor Latin America securities.

(4)            In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

As of December 31, 2009, our trade finance portfolio accounted for US$8,601 million, of which US$7,501 million was export-related (both pre-export and post-export financing). Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those structured to be syndicated. Our import financing business accounted for US$1,099 million as of December 31, 2009. For the year ended December 31, 2009, our total volume of foreign exchange transactions related to exports was approximately US$17,138 million and our total volume of foreign exchange transactions related to imports was approximately US$14,556 million.

Vehicle Financing

As of December 31, 2009, our portfolio of vehicle financing, leasing and consortium lending consisted of approximately 3.7 million contracts, of which approximately 70.0% were non-account holders customers. The personal loan portfolio relating to vehicle financing and leasing grew 4.3% to R$51,285 million in 2009 as compared to 2008, representing a market share in Brazil of approximately 33.5% as of December 31, 2009. Our strong performance and the Association have impacted our leadership market share.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, as of December 31, 2009, we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance vehicles through 13,270 dealers. Sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyzes the credit quality and amount of business provided by each vehicle dealer. We usually grant credit approvals within 11 minutes, depending on the credit history of the customer. Approximately 81% of our credit approvals in 2009 were made instantaneously because we have developed scoring models that permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance. Currently, all of the applications are processed through the Internet, conferring more security and agility to the process of concession of credit, for the dealers, customers and us.

The division for the financing of trucks corresponded to approximately 5.8% of vehicle financing and leasing in 2009.

We also have a division responsible for the financing of motorcycles. The financial volume of transactions relating to motorcycles until December increased 19.05%, compared to December 2008.

In March 2009, Itaú Unibanco Holding entered into a partnership with MMC Automotores do Brasil Ltda. and SVB Automotores do Brasil Ltda. for exclusive financing of their brands. The financial volume of related transactions in 2009 reached R$370 million. The agreement includes that Itaú Unibanco Holding will provide loans to Mitsubishi and Suzuki dealers and that dealers will offer our products and services to their customers.

Redecard

Redecard S.A., or Redecard, is a multibrand credit card provider in Brazil, also responsible for the capturing, transmission, processing and settlement of credit, debit and benefit card transactions. We hold 50% plus one share of Redecard’s capital stock. On March 30, 2009, Itaú Unibanco purchased 24,082,760 common shares of Redecard for R$590.0 million, giving rise to a goodwill amounting to R$14.4 million. In view of this transaction, we have control over Redecard and its results are fully consolidated in our consolidated financial statements since its acquisition.

Commercial Agreements, Associations and Partnerships

Itaú Unibanco Holding has commercial agreements, associations and partnership agreements with over 300 retailers in the Brazilian market, serving more than 17.3 million customers as of December 31, 2009. The consumer credit portfolios with respect to customers of those retailers amounted to R$7,941 million as of December 31, 2009.

Itaú Unibanco has developed a strong presence in the consumer finance sector through our strategic alliances with main retailers in Brazil such as Magazine Luiza S.A., or Magazine Luiza, Marisa S.A., Companhia Brasileira de Distribuição, or CBD, Vivo S.A. and Telemig Celular S.A., Lojas Americanas S.A. and Ipiranga (Ultrapar Participações S.A.). Since 2001, when we established the first partnerships, these alliances have supported consumer finance through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

In November 2009, Itaú Unibanco Holding entered into an agreement to extend through December 31, 2029 its joint venture with Magazine Luiza, pursuant to which Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, or Luizacred, offers and sells consumer credit financial services and products to Magazine Luiza’s customers.  Itaú Unibanco Holding paid R$250.0 million to extend its exclusive rights to distribute credit products through Luizacred at all physical and virtual Magazine Luiza stores, in addition to its call centers, internet and direct mailing. Each of Magazine Luiza and Itaú Unibanco Holding holds 50.0% of Luizacred’s capital stock.

In August 2009, CBD, which operates under the brand “Pão de Açucar,” and Itaú Unibanco concluded their negotiations concerning Financeira Itaú CBD S.A., or FIC, leading to:  (i) the release of Itaú Unibanco’s exclusivity obligation to CBD in exchange for a R$550.0 million payment to CBD; and (ii) the extension of the exclusivity term granted by CBD to FIC through August 2029 in exchange for a R$50.0 million payment. The association provides for the sale of financial services and products in stores of all types that are directly or indirectly operated or owned by CBD, including supermarkets, convenience stores, electronic appliance stores, retail and wholesale stores, gas stations, drugstores, and e-commerce.

In March 2009, Banco Itaucard, a subsidiary of Itaú Unibanco Holding, and Vivo S.A. and Telemig Celular S.A., a subsidiary of Vivo S.A. (together, “Vivo”), a leading Brazilian mobile telecommunication services provider, entered into a partnership agreement pursuant to which we were granted the right to distribute and sell co-branded credit cards and certain other financial and insurance products and services to Vivo’s clients in Brazil for ten years.

In December 2008, Itaú Unibanco, Marisa S.A. and Credi-21 Participações Ltda., or Credi-21, (Marisa S.A. and Credi-21, together “Marisa”) entered into a partnership agreement pursuant to which Itaú Unibanco and its affiliates were granted a ten-year exclusive right to offer and sell financial products and services, namely co-branded credit cards, personal loans and other types of consumer credit financial products through Marisa’s sales network (physical and online stores). Marisa is the largest Brazilian department store chain specializing in women’s clothing. Its business and operational strategies focus on medium- and low-income women with ages ranging from 20 to 35 years. Both parties have combined the strengths of their business operations, which comprise valuable brands, clientele, market share and great penetration in their respective segments. The deal was structured as a profit-sharing agreement, under which each party is entitled to 50.0% of the results of the partnership operation. The partnership represented an investment of approximately R$120.0 million by Itaú Unibanco, R$65.0 million of which was paid in exchange for the exclusivity right and for the access to Marisa’s customer base for the period of the agreement, and payment of up to R$55.0 million, which is linked to certain sales targets over a five-year period.

Personal Loans

Itaú Unibanco fully closed its proprietary network dedicated to selling personal loans to low-income consumers. Itaú Unibanco intends to increase its low-income costumer base by selling credit cards to non-account holders customers, mainly through the partnerships developed with major retailers, airlines and fuel distribution companies. For further information on these partnerships, see “—Commercial Agreements, Associations and Partnerships.”

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and customer site branches, or CSBs, which are banking service centers located on corporate customers’ premises.

The following table provides information relating to our branch network, customer site branches and ATMs as of December 31, 2009 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco Holding	3,550	915	29,522
Itaú Personnalité	165	3	344
Itaú BBA	9	-	-
Total in Brazil	3,724	918	29,866
Itaú Unibanco abroad (excluding Latin America)	4	-	-
Argentina	81	23	164
Chile	70	-	48
Uruguay	38	1	32
Paraguay	19	6	166
Total	3,936	948	30,276

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2009:

Region	Branches	CSBs	ATMs
South	633	125	4,179
Southeast	2,499	653	21,694
Center-west	282	62	1,663
Northeast	242	45	1,788
North	68	33	542
Total in Brazil	3,724	918	29,866

Branches

As of December 31, 2009, we had a network of 3,724 full service branches throughout Brazil. We had branches in municipalities representing 92.4% of Brazil’s gross domestic products, or GDP as of December 31, 2009. As of  December 31, 2009, 81.3% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west, which collectively accounted for 63.7% of Brazil’s GDP (according to information published by the Central Bank on the breakdown of national GDP by state for 2006). The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As of December 31, 2009, we operated 918 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2009, we operated 29,866 ATMs throughout Brazil. Our ATM network handles approximately 125 million transactions per month. Our customers may conduct almost all account, related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Other Distribution Channels

We also offer customers the ability to obtain information as to the status of their accounts, investment funds and credit lines through various electronic channels, which allow us to conduct our retail operations at a lower transaction cost. These channels include:

•	c all centers, with a monthly volume of approximately 43.3 million transactions. This distribution channel corresponded to 3.0% of total products sold by the retail banking segment in 2009;

•
home and office computer banking system, with a monthly volume of approximately 167.7 million transactions. This distribution channel corresponded to 5.0% of total products sold by the retail bank in 2009;

•	Point-of-Sale/Redeshop, a network which allows customers to use a direct debit card to purchase goods at the merchant’s point-of-sale, with approximately 45.6 million transactions per month; and

•	various other channels, such as e-mail, cellular phone and wireless application protocol links, drive-through facilities and courier services.

Risk Management

On August 29, 2007, the CMN enacted Resolution No. 3,490, which provides for the criteria to determine the required equity, effective as of July 1, 2008.  Since the date of effectiveness, the calculation of our regulatory capital for risk coverage has considered the factors described below:

•	PEPR: the regulatory capital required to cover the risk-weighted exposures, or credit risk

•	PCAM: the regulatory capital required to cover the market risk in exposures to gold, f oreign exchange and foreign assets and liabilities subject to exchange variation

•	PJUR: the regulatory capital required to cover the market risk in fixed interest rate, foreign exchange coupon, price and other indices

•	PCOM: the regulatory capital required to cover the market risk in commodities;

•	PACS: the regulatory capital required to cover the market risk in stock

•	POPR: the regulatory capital required to cover the operational risk.

 This is an attempt to more closely adjust Brazilian standards to the principles and rules provided in Basel II, which include:

•	Extension of the minimum regulatory capital requirements for coverage of the various risks based on internal models of financial institutions

•	Improvement of banking surveillance

•	Significant expansion of the existing disclosure requirements.

Basel II contains a new methodology to calculate the minimum regulatory capital requirements for financial institutions and takes into account the particular risk factors of each of them.

We have always been driven by the concern of identifying, measuring and monitoring risks. We calculate our regulatory capital in such a way as to exceed all potential losses based on advanced managerial models. Accordingly, a major part of the Basel II requirements has already been incorporated in our risk control tools or is in the process of being included. Our efforts are concentrated on Basel II’s Pillar 1 rules related to credit, market and operational risks and we intend to use advanced approaches (Advanced Internal Rating-Based (AIRB) for credit risk, Advanced Measurement Approach (AMA) for operational risk and Internal Models Approach (IMA) for market risk).

As part of the risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures.  These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on our liquidity, credit and market positions;

•	Market risks using value at risk, or VaR, to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our whole exposure in extreme situations;

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

In order to further comply with the new requirements of the more advanced risk models provided for in Basel II, we established internal specific committees composed of executives from all areas of Itaú Unibanco Holding. We prepared an action plan at the end of 2004 and, to this date, we have carried out activities as planned. In 2005, we focused on the construction of a historical database for probabilities of default (PD), models and historical databases for loss given default (LGD) and operational losses. In 2006, the implementation project continued with models for exposure at default (EAD), inclusion of credit risk mitigations and analysis of database validation processes. We also worked on a framework of documentation. In 2007, we started to develop stress test models for some portfolios and to implement a system to consolidate information and compute the capital ratio, in addition to adjusting controls for compliance with the requirements set forth by Resolution No. 3,380 on operating risks.  In 2008 we created a department responsible for internal models validation, with an independent structure from the other models development departments.  In addition to this new department, we are also working on the implementation of a system responsible for consolidating information related to Basel II capital calculation.

In the first half of 2009, we promoted through the Basel II project the unification of concepts, procedures and efforts to ensure that we adopted risk management best practices after the Association.

 We also reassessed the separation of the business, management and controls areas to enhance their independence and promote more balanced decisions regarding risks involved, pursuant to the requirements of CMN Resolution No. 3,721.

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

We prepare our credit policy on the basis of internal and external factors, relating to the economic environment in Brazil and abroad. Among internal factors, there are customer ratings, determined by advanced credit analysis and control instruments, levels of default, rates of return, quality of the portfolio, and economic capital allocated. We have focused on evaluating the risk/return ratio in our strategy to expand our assets. Our main concern is the quality of the credit portfolio and the creation of value for our shareholders. The whole decision-making process and the definition of our credit policy are centralized to ensure synchronized actions and optimize business opportunities.

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

In addition, our credit area carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$ 6 million) and corporate divisions. Within the middle market and corporate division, we currently have ratings for approximately 60,000 business groups comprising approximately 100,000 companies. Payroll deduction loans are reevaluated at least on a yearly basis or sooner if something relevant comes to the attention of the credit area.

We give to each credit manager (manager of the credit area responsible for a team of credit analysts) and commercial area manager (relationship manager) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Loans up to R$ 100 million require approval from the credit committee, and may require approval from a senior credit authority, depending on the term of the proposed loan, the credit rating of the potential borrower and the allocated capital for the proposed loan.  In addition, any proposed capital allocation greater than R$ 20 million is subject to the approval of the senior credit committee of Itaú Unibanco Holding.

Itaú BBA targets the large corporate divisions and its credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the president and the credit director who, together, can approve up to R$ 545 million, depending on the risk rating. Any loan above R$ 545 million has to be submitted to the approval of senior credit committee of Itaú Unibanco Holding.

Operational Risk Management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, the improper behavior of people, or from outside events.

The sophistication of the banking businesses and the technology evolution have increased the complexity of the risk profiles of the organizations and affected their operational risk management.  While our management is experienced and operational risk management is not a new practice, it has been necessary to establish a specific structure for the operational risk different from the one traditionally applied to the market and credit risks.

In line with the principles established by the CMN, we defined our operational risk management policy, approved by the audit committee and ratified by the board of directors. The operational risk management policy is applicable to the Itaú Unibanco Holding conglomerate in Brazil and abroad.

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

 Insurance Underwriting and Portfolio Risk Management

Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business. This approach is designed to maintain high quality underwriting, pricing discipline and reduce volatility in the results. The actuarial department analyzes the adherence of the probability tables used in the pricing models to the experience of our portfolio. In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation. This information provides specialized knowledge relating to industry segments and helps analyze risk based on account characteristics and pricing parameters. In the group life market, the prices of our insurance products are established according to rating systems based on an international actuarial table of death and the historical experience of our policies, the age of the group, the industry segments, the percentage of female and experience of each group and the financial health of the client. The property insurance underwriting is controlled by the risk factors and an appropriate pricing according to the company exposition considering economy segment analysis, activity and level of severity risk, customer and similar companies experiences, financial health and optional management instruments. The reinsurance strategy is to work with limited reinsurance companies to have a high automatic limit with a safe retention limit. Besides that, the underwriters reanalyze all our accounts every year to control the risk of portfolio. In addition we apply the RAROC concept on the corporate segment to allocate enough capital to maintain business sustainability.

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2009, total deposits amounted to approximately R$ 190.9 billion representing 48.2% of total funding. Our savings deposits represent one of our major source of funding which, as of December 31, 2009 accounted for 25.3% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2009 and 2008:

	2009		2008
	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	190,908	48.2	150,802	51.6
Demand deposits	24,887	6.3	23,041	7.9
Other deposits	997	0.3	1,065	0.4
Savings deposits	48,222	12.2	31,896	10.9
Time deposits	114,810	28.9	92,758	31.7
Deposits from banks	1,992	0.5	2,042	0.7
Securities sold under repurchase agreements	66,174	16.7	49,492	16.9
Short-term borrowings	80,725	20.4	54,277	18.6
Trade finance borrowings	6,093	1.5	9,166	3.1
Local onlendings	215	0.1	122	0.1
Euronotes	414	0.1	576	0.2
Commercial Paper	-	-	60	-
Fixed rate notes	408	0.1	133	0.1
Mortgage notes	7,854	2.0	3,035	1.0
Securities issued and sold to customers under repurchase agreements	65,520	16.5	40,977	14.0
Other short-term borrowings	221	0.1	208	0.1
Long-term debt	58,976	14.7	37,672	12.9
Local onlendings	21,867	5.5	7,271	2.5
Euronotes	1,534	0.4	2,209	0.8
Fixed rate notes	148	-	278	0.1
Mortgage notes	971	0.2	669	0.2
Trade financing borrowings	5,907	1.5	7,361	2.5
Debentures	2,764	0.7	2,093	0.7
Subordinated debt	22,725	5.7	15,030	5.1
Debt under securitization of diversified payments right	-	-	1,424	0.5
Other long-term debt	3,060	0.7	1,337	0.5
Total	396,783	100.0	292,243	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2009 and 2008:

(in millions of R$)
	2009
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	25,884	-	-	-	25,884
Demand deposits	24,887				24,887
Other deposits	997				997
Interest bearing deposits	65,238	16,167	14,785	68,834	165,024
Savings deposits	48,222	-		-	48,222
Time deposits	16,446	15,437	14,242	68,685	114,810
Deposits from banks	570	730	543	149	1,992
Total	91,122	16,167	14,785	68,834	190,908

	2008
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	24,106	-	-	-	24,106
Demand deposits	23,041				23,041
Other deposits	1,065				1,065
Interest bearing deposits	48,167	15,525	9,062	53,942	126,696
Savings deposits	31,896	-		-	31,896
Time deposits	15,822	14,656	8,615	53,665	92,758
Deposits from banks	449	869	447	277	2,042
Total	72,273	15,525	9,062	53,942	150,802

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Personnalité, middle market and corporate sectors (each expressed as a percentage of total time deposits) as of December 31, 2009 and  2008:

	2009	2008
Retail	34.7%	22.9%
Personnalité	16.1%	27.2%
Middle market	34.7%	40.5%
Corporate	14.5%	9.4%
Total	100.0%	100.0%

Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the National Industrial Finance Authority ( Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais ), or FINAME, and passing the funds at a spread determined by the government to targeted sectors of the economy. We refer to these borrowings as on-lending borrowings and they are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2009, we participated as a financial agent in on-lending borrowings financed by BNDES and FINAME, in the total amount of approximately R$22 billion.  See “Itaú BBA – Investment Banking” and “– Corporate Banking.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2009, our total import and export funding was approximately R$ 12 billion.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either through private borrowings or through issuance of debt securities generally to on-lend these funds in Brazil to Brazilian corporations and financial institutions. These on-lendings take the form of loans denominated in reais and indexed to the U.S. dollar. As of December 31, 2009, we had approximately R$ 2.5 billion outstanding of structured and financial transactions. Our international operations in Portugal and our operations through Grand Cayman, New York and Itaú BBA Nassau branches, represent another funding vehicle for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “– International Operations – Other International Operations”.

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate.  Total funding under this financial product as of December 31, 2009 amounted to R$ 65.5 billion.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

We see IT as key to our business. In 2009, our budget consisted of approximately R$2,900 million in expenses (including software development) and R$800.0 million in investments. We believe our brands are strongly associated with innovation and we reinforce that internally with specific IT projects to guarantee our technological leadership in comparison to our competitors.

Itaú Unibanco Holding’s IT officers are involved in a development program pursuant to which we are developing several initiatives to build an IT group to support our growth and to enable us to be competitive in the following years.  The main initiatives of this program are:

•	Maintaining our brands associated with innovation;

•	Reducing time-to-market for new products;

•	Increasing systems availability for customers;

•	Designing systems architecture;

•	Consolidating “one-client-view” for all of our businesses;

•	Ensuring IT – business alignment; and

•	Improving IT operational efficiency.

Itaú Unibanco Holding is currently building its software development operational model and outsourcing certain IT services, such as coding.  In the shorter term, our main focus is to finalize the integration of IT operations and risk functionalities.  In 2010, we intend to finalize systems integration and begin to benefit from IT synergies.  We have workplace contingency and disaster recovery processes for our main businesses.  We have a back-up site located in Campinas, state of São Paulo.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2009, there were 137 multiple-service banks, 18 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A., or Bradesco, Banco Santander (Brasil) S.A., or Banco Santander, and HSBC Bank Brasil S.A., or HSBC, are the leaders in the non-state-owned multiple-services banking sector.  As of December 31, 2009, these banks accounted for 45.5% of the Brazilian banking sector’s total assets.  We also face competition from state-owned banks.  As of December 31, 2009, Banco do Brasil S.A., or Banco do Brasil, BNDES and Caixa Econômica Federal, or CEF, ranked first, fourth and fifth in the banking sector, respectively, accounting for 41.1% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets.

	December 31, 2009(*)
	R$billion	%
Banco do Brasil(**)	692.0	20.0
Itaú Unibanco Holding	585.6	17.0
Bradesco	444.4	12.9
BNDES	386.6	11.2
CEF	341.8	9.9
Santander	334.1	9.7
HSBC	100.1	3.9
Banco Votorantim	86.9	2.5
Safra	71.1	2.1
Citibank	40.8	1.2
Banrisul	29.3	0.8
BTG Pactual	21.9	0.6
Credit Suisse	21.3	0.6
Deutsche	20.7	0.6
Others	275.4	8.0
Total	3,452.0	100.0

(*)	Based on banking services, excluding insurance and pension funds.

(**)	Includes the consolidation of 50% of Banco Votorantim based on Banco do Brasil ownership of a 50% interest in Banco Votorantim.

Source: Central Bank, 50 Largest Banks and the Consolidated Financial System (December 2009).

With the Association and the establishment of Itaú Unibanco Holding, new business opportunities arose in the domestic market, in which the economies of scale have become crucial for competition. Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 16.5% based on total loans as of November 2009, which positioned us at the second place in the Brazilian market. Without considering the public banks, we had a leading position based on total loans with 27.2% of the Brazilian market share. We are ranked in the second position in the market based on total funding, achieving 17.0% of market share as of December 31, 2009.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America in order to become a leader in the international market. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a rate of over 21.3% per year over the last three years, according to the Brazilian Association of Credit Card Companies and Services ( Associação Brasileira das Empresas de Cartões de Crédito e Serviços , or ABECS). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies are increasingly adopting alliances and co-branding strategies and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management

The asset management industry in Brazil is still at an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed-income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes large and well-established banks such as Banco do Brasil and Bradesco as well as several other participants such as CEF, HSBC and Banco Santander.

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are Bradesco Seguros S.A., Mapfre Vera Cruz Seguradora S.A., BB Seguros e Participações S.A. and other related companies. As of December 31, 2009, this industry consisted of approximately 113 insurance companies of varying sizes. We believe our alliance with Porto Seguro will result in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had a leading position based on insurance premiums in December 2009, with 14.1% of Brazilian market share.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander (for private retirement plans only) and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

Our corporate and investment banking area has achieved a leading position in many of the markets in which it operates. Itaú BBA is a contender for the top spot in the wholesale credit market along with Banco do Brasil (including Banco Votorantim), and to a lesser extent Bradesco and Banco Santander. In cash management, Itaú BBA has been recognized for its leadership role, having received the Best Domestic Cash Manager in Brazil award from Euromoney in 2009, based on its high service standards. Its main competitors are Banco do Brasil, Banco Santander and Bradesco. Itaú BBA also has a prominent position in derivatives operations, particularly in structured derivatives. In this market, its main competitors are international banks, including Citibank, Banco Credit Suisse Brasil S.A., or Credit Suisse, HSBC, Banco JP Morgan S.A., Banco Morgan Stanley S.A. and Banco Santander.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the “Banking Law. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system.

Principal Regulatory Agencies

The CMN

The CMN, the highest authority responsible for monetary and financial policies in Brazil, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is chaired by the minister of finance and includes the minister of planning and budget and the president of the Central Bank. The CMN is authorized to regulate the credit operations which Brazilian financial institutions are engaged in, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian saving and investment policies and to regulate the Brazilian capital markets. In this regard, the CMN also oversees the activities of the Central Bank and the CVM.

The Central Bank

The Central Bank is responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil for an indefinite term subject to ratification by the Brazilian senate. Since January 2003, the president of the Central Bank has been Mr. Henrique de Campos Meirelles.

The CVM

The CVM is the body responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds.

Principal Limitations and Restrictions on Financial Institutions

Under the Banking Law, financial institutions may not:

•
operate in Brazil without the prior approval of the Central Bank and carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

•
invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank;

•
own real estate unless the institution occupies that property. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and

•	lend more than 25.0% of their capital calculated in accordance with CMN Resolution No. 3,444 as the basis for our regulatory capital to any single person or group.

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions devoted to fostering economic development, primarily with respect to the agricultural and industrial sectors. State development banks act as independent regional development agencies in addition to performing commercial banking activities. In the last decade, several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

•
Banco do Brasil, which is a federal government-controlled bank. Banco do Brasil provides a full range of banking products to the public and private sectors. It is the primary financial agent of the federal government and, as of December 31, 2009, it was the largest multiple — service bank in Brazil based on assets;

•
BNDES, which is the federal government-controlled development bank primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, including to industrial companies, either directly or indirectly through other public and private sector financial institutions;

•
CEF, which is a federal government-controlled multiple-service bank and the principal agent of the national housing finance system. CEF is involved principally in deposit-taking, savings accounts and the provision of financing for housing and urban infrastructure; and

•	other federal public sector development and multiple-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance. As of February 1, 2010, there were 553 financial institutions operating in the private sector, including:

•	commercial banks — approximately 18 private sector commercial banks engaged in wholesale and retail banking and were particularly active in demand deposits and lending for working capital purposes;

•	investment banks — approximately 16 private investment banks engaged primarily in time deposits, specialized lending, and securities underwriting and trading; and

•
multiple-service banks (bancos múltiplos) — 136 private sector multiple-service banks provided, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate financing.

In addition to the above, the Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealerships (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have a head office offshore) is prohibited, except when duly authorized by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless legislation states otherwise,

•	any foreign entity that directly owns shares of Brazilian companies must be registered with the corporate taxpayer registry ( Cadastro Nacional de Pessoa Jurídica) or “CNPJ”;

•	foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank through the Module RDE-IED of SISBACEN;

•
the Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorizing the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary.

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in any transaction resulting in a change of control of a financial institution. See also “— Antitrust Regulation.” The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and mandatory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. A financial institution and the corporate entities or individuals which control such financial institution have a duty to make available for inspection by the Central Bank its corporate records and any other document which the Central Bank may require in order to carry out its activities.

Capital Adequacy and Leverage/Regulatory Capital Requirements

Since January 1995, Brazilian financial institutions have been required to comply with Basel I on risk-based capital adequacy, modified as described below.

In general, Basel I and Basel II require banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital, or core capital, includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely tracks the provisions of Basel II standardized or basic approaches for credit, market and operational risks. Among the key differences between Brazilian legislation and Basel II are:

•           the minimum ratio of capital to assets determined on a risk-weighted basis is 11.0%;

•           the risk-weighting assigned to certain assets and off-balance sheet exposures differs slightly from those set forth in Basel II, including a risk weighting of 300.0% on deferred tax assets other than temporary differences;

•           the ratio of capital to assets of 11.0% mentioned above must be calculated based on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity; (ii) power to elect or dismiss the majority of the management of the invested entity; (iii) operational control of the invested company characterized by common management; and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes; and

•           the requirement for banks to set aside a portion of their equity to cover operational risks as from July 1, 2008, which varies from 12.0% to 18.0% of average gross income from financial intermediation.

For limited purposes, the Central Bank establishes the criteria for the determination of regulatory capital for Brazilian financial institutions. In accordance with those criteria established by CMN Resolution No. 3,444, the capital of the banks is divided into Tier 1 Capital and Tier 2 Capital.

•           Tier 1 Capital is represented by shareholders’ equity plus balance of credit income account and blocked deposits account in order to mitigate the capital deficiency, excluding the balance of debt income account, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, non-realized earnings related to available-per-sale securities market value adjustments and certain tax credits in accordance with Resolution No. 3,059, as amended, established by CMN.

•           Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments and non realized earnings related to available-for-sale securities market value adjustments. As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, preferred redeemable stock with original maturity of less than 10 years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

The regulatory capital is represented by the sum of Tier 1 and Tier 2 Capital and, together with the deductions described in Note 31 to our consolidated financial statements as of and for the year ended December 31, 2009, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Foreign Currency Exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital, in accordance with Resolution No. 3,488/07, established by the CMN.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions and such reserve amounts must be deposited with the Central Bank, as a mechanism to control the liquidity of the Brazilian financial system. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits. The deduction of certain costs related to foreign currency acquisitions from compulsory deposit requirements related to interbank deposits from leasing companies mentioned below (which compulsory deposits are a part of the reserve requirements related to time deposits) is in effect until June 10, 2010. For compulsory deposits related to time deposits, the deduction of amounts related to debt purchase or investments on interbank deposits issued by financial institutions with a consolidated Tier 1 regulatory capital no greater than R$7 billion is limited to 45.0% of required reserves since March 29, 2010.

In light of the global financial crisis, the CMN and the Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity, including:

•           reducing the rate applicable on additional time deposit and demand deposit reserve requirements to 4.0%, and to 5.0%, respectively, effective until March 22, 2010. As of March 22, 2010 the rate applicable to both additional time and demand deposits reserve requirements is 8.0%, corresponding to the rate in place before the crisis.

•           providing that financial institutions may deduct costs related to foreign currency acquisitions from the compulsory deposit requirements related to interbank deposits from commercial leasing companies;

•           reducing the rate of compulsory demand deposits from 45.0% to 42.0%;

•           reducing the rate of required compulsory reserves as time deposits to 13.5%, effective until March 29, 2010. As of March 29, 2010, the rate of required compulsory reserves as time deposits is 15.0%, corresponding to the rate in place before the crisis; and

•           permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the Credit Assurance Fund ( Fundo Garantidor de Crédito ), or FGC, from compulsory demand deposits.

Liquidity and Fixed Assets Investment Regime

The Central Bank prohibits Brazilian multiple-service banks, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

In accordance with the CMN Resolution No. 2,844, a financial institution, on a consolidated basis, may not extend loans or advances, grant guarantees, enter into credit derivative transactions, underwrite or hold in its investment portfolio securities of any customer or group of affiliated customers that, in the aggregate, exceed 25.0% of the financial institution’s regulatory capital.

Treatment of Overdue Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. Transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from to additional provisions required by the Central Bank which are deemed necessary by management of those financial institutions, provisions required to be made vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with article 9 of Law Nº 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with Resolution No 3,844 issued by the CMN. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions ( Imposto sobre Operações Financeiras ), or IOF, at a rate of 5.38% levied on the notional amount in local currency of the foreign currency exchange contract entered into. However, if the funds remain in Brazil for a period over 90 days, the IOF is reduced to zero. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior registration with the Central Bank.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the shareholders’ equity of the relevant institution. There is no current limit to long or short positions in foreign currency of banks (commercial, multiple, investment, development banks and savings banks) authorized to carry out transactions on the foreign exchange market. In accordance with the Central Bank Circular nº 3,401, other institutions within the national financial system are not allowed to have long positions in foreign currency, although there are no limits in respect to foreign exchange short positions.

Rules Governing the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. Recent rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals were approved by the CMN in December 2007. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying of a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at the branch of the bank, using checks or additional checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at the branch, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Memorandum 3,371, which defines standardized nomenclature for services and their delivery channels, acronym identification and description of triggering events for such services. In addition, Resolution No. 3,518 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Memorandum 3,371. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; and (v) custody and brokerage services, among others.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.

In addition, CMN regulations establishes that all debits related to the collection of fees must be charged to a bank   account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

Regulation of Internet and Electronic Commerce

Although Brazil does not have a comprehensive legislation regulating electronic commerce, the president adopted Provisional Measure No. 2,200 on June 28, 2001 to govern the legal validity of electronic documents in Brazil and to establish a government controlled digital certification system, which will guarantee the authenticity, integrity and legal validity of electronic documents and ensure the security of electronic transactions.

Nevertheless, the widespread use of digital certification and the improvement of electronic commerce in Brazil still depends on extensive regulation. Thus, there are currently several bills dealing with internet and electronic commerce regulation in the Brazilian Congress. The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by Resolution No. 2,953 of April 25, 2002, allowing the opening of deposit accounts with banks and other financial institutions by electronic means, which includes the Internet, ATM machines, telephone and other distance communication channels. This regulation sets forth some specific rules on opening and moving accounts via electronic means: (i) all requirements contained in Resolution No. 2,025 for verification of the identity of the customer must be fulfilled; (ii) transfers of amounts are allowed only between similar accounts that have the same exact accountholders or in the event of liquidation of investment products and funds held by the same accountholders.

On March 26, 2009, the CVM approved Resolution No. 3,694 requiring that all financial institutions which offer products and services to their clients through electronic means must guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which sets forth crimes against the Brazilian financial system, establishes the extension of credit by a financial institution to any of its controlling shareholders, directors or officers and certain family members of such individuals and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution as a crime. Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the public ministry’s office.

The Banking Law also imposed prohibitions on the extension of credit or guarantee to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10.0% of the capital. This limitation is also applicable in respect to directors and officers of the financial institution and certain of their relatives, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain the prior approval of the Central Bank, which will be contingent on the applicant Brazilian bank being able to meet certain criteria, including:

•           the Brazilian financial institution must have been in operation for at least six years;

•           the Brazilian financial institution’s paid-in capital and shareholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300% of the minimum paid-in capital and shareholders’ equity required by Central Bank regulations for commercial banks;

•           the Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision;

•           the Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment; and

•           within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch with the competent foreign authorities and begin operations within one year. Failure to observe these conditions may result in cancellation of the authorization.

Regulation of Independent Auditors

Resolution No. 3,198 of CMN, dated as of May 27, 2004, as amended, establishes consolidated regulations with respect to external audit services for financial institutions. In accordance with Resolution No. 3,198, all financial institutions must be audited by independent accountants. Independent accountants can only be hired if they are registered with the CVM, certified in specialized banking analysis by the IBRACON, Institute of Brazilian Independent Auditors ( Instituto dos Auditores Independentes do Brasil ) and if they meet several requirements that assure their independence. Moreover, financial institutions must replace the responsible partner and senior team members within their independent accounting firm at least every five consecutive years.

Former teams of accountants can be rehired only after three complete years have passed since their prior service. Financial institutions must designate a technically qualified senior manager to be responsible for compliance with all regulations regarding financial statements and auditing.

In addition to preparing an audit report, the independent accountants must prepare:

• a report on the financial institution’s internal controls showing all deficiencies found, and

• a description of the financial institution’s non-compliance with applicable regulation material to the financial institution’s financial statements or activities.

Resolution No. 3,198, as amended by several other resolutions, implemented the following changes to the regulation of independent auditors:

• mandatory limited review of quarterly financial information provided to the Central Bank;

• the financial institution is required to appoint one executive officer, who is qualified to supervise the applicability of the rules and who will be responsible for delivering any information and reporting any eventual fraud or negligence, notwithstanding any other applicable regulation, to the Central Bank;

• definition of certain services that the independent auditor will not be able to provide so as not to risk losing its independence, in addition to CVM requirements;

• Resolution No. 3,503 suspended until December 31, 2008, which determined the mandatory rotation of the independent auditor firm every five years and Resolution No. 3,606, dated September 11, 2008, replaced the rotation of the auditing firm by the rotation of the partner responsible and management team;

• financial institutions that present regulatory capital equal to or above R$1 billion will have to establish an audit committee comprised of at least three members who should rotate every five years and at least one of the members must have accounting and financial knowledge. The members of the audit committee will only be allowed to be part of the committee again after three years following the maximum five-year office term. The audit committee will be responsible for the evaluation of internal controls, the effectiveness of the independent auditor, and recommend the improvement or change of policies and procedures, among other responsibilities. Each audit committee must publish a summary of the audit committee report, together with the six-month financial statements;

• the hiring of the independent auditor is subject to the certification of team members with management responsibility issued by CFC, together with the IBRACON; and

• the independent auditor is responsible for the issuance of the audit report on the financial statements, a report on the evaluation of internal controls and systems and a report presenting transgressions to the rules and regulations which may have a significant impact on the financial statements or operations of the entity. These reports must be available for inspection by the Central Bank.

Furthermore, under Brazilian law our financial statements must be prepared in accordance with Brazilian GAAP and other applicable regulations. Financial institutions are required to have financial statements audited every six months. Quarterly financial information filed with the CVM is subject to review by its independent accountants. In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

In addition, under CMN Resolution No. 3786, dated September 24, 2009, as of December 31, 2010 our annual statutory consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been so prepared.

Taxation on Financial Transactions

The main taxes imposed on financial transactions are the following:

Tax on Financial Transactions

The IOF tax is a tax imposed on financial transactions (such as credit, foreign exchange and insurance transactions or those transactions related to securities). The rate of the IOF tax varies according to the policies adopted by the Brazilian government to restrict or stimulate the inflow of foreign capital and to limit credit to individuals.

The IOF tax is imposed on several foreign exchange transactions. Its applicable rates, which may be increased up to 25%, are set by the executive branch of the Brazilian government. The IOF tax rates imposed on foreign exchange transactions recently have been modified and are currently imposed at a rate of 0.38%, with the following main exceptions:

(i)      the IOF tax rate imposed on the inflow of capital to Brazil deriving from, or for, loans whose average minimum payment terms are no longer than 90 days, is 5.38%, if the average minimum terms of the loan are longer than 90 days, the IOF rate is 0%;

(ii)     the IOF tax rate imposed on foreign exchange transactions made in compliance with the obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users, is 2.38%;

(iii)    there is no IOF tax rate imposed on foreign exchange transactions made in compliance with the obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by credit card users of the federal, state, municipal and the federal district governments, their foundations and agencies;

(iv)    there is no IOF tax rate imposed on foreign exchange transactions related to inflow of revenues from the export of goods and services from Brazil;

(v)     the IOF tax rate imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the Brazilian financial and capital markets, is 2%.In relation to these investments, the rate of IOF tax imposed on the outflow of funds, from the country, will be zero, as well as on the remittance of interest on shareholders’ equity and dividends.

Depending upon the type of inflow of foreign funds to the country, the IOF may be levied on the outflow and inflow of funds. It may also be levied when the type of investment is changed. In many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring. The maximum rate of IOF tax that can be imposed on credit transactions is 1.5% per day. Currently, however, both individuals and companies pay IOF tax at a rate of 0.0041% per day. An additional IOF tax rate of 0.38% is also  imposed on   any credit transactions.

The IOF tax is also imposed on insurance transactions upon the receipt of a premium. In insurance transactions, the IOF tax will be imposed at a highest rate of 25%. Currently, the rates imposed vary from zero to 7.38% according to the type of insurance purchased.

Finally, the IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges. The IOF tax will be imposed at a highest rate of 1.5% per day on the value of securities transactions. The IOF rate can be higher than zero in some cases, such as when the investor sells or redeems its investment fund unit during the grace period in order to use the earned income. The IOF tax is usually charged on fixed income operations at the rate of 1.5% per day on the value of securities transaction, up to the yield of the operation. The IOF tax rate decreases according to the term  of the operation. From the thirtieth day, the fixed income operation will be exempted from the IOF tax. In some cases, the fixed income operations are exempt from the IOF, regardless of the time of application.

Income Tax – Financial Transactions

In general, the income tax (Imposto de Renda) is imposed as follows:

(i)        on income from financial transactions (fixed income), including hedging transactions, at rates varying from 15% to 22.5%. The income tax is withheld at source. The rates vary according to the transaction type and terms;

(ii)       on income from financial transactions (variable income), including hedging transactions, at a rate of 15%;

 (iii)     on income from equity funds (Fundos de Investimento em Participações), investment funds in equity fund quotas (Fundos de Investimento em Cotas de Fundos de Investimento em Participações) and investment funds in emerging companies (Fundos de Investimento em Empresas Emergentes), at a rate of 15% upon redemption, provided that the funds meet certain conditions set forth by Brazilian legislation. In case of gain on disposal of fund units, the rate will also 15%, but the income tax is not withheld at source, but is directly paid by the investor; and

(iv)      income from other long and short-term investment funds, other than those mentioned in items (ii) and (iii), at rates varying from 15% to 22.5%, according to the investment period.

Foreign investors whose funds are from a jurisdiction that is considered a “tax haven” (i.e. a jurisdiction where no tax on income is imposed, where the highest rate imposed is 20% or where the laws provide for secrecy or impose restrictions on the disclosure of the equity interests or ownership of companies) pay income tax withheld at source as described above.

For foreign investors whose inflow of funds followed CMN Resolution No. 2,689/00 and are not from a jurisdiction considered a “tax haven,” the income tax is imposed as follows:

(i)        capital gains from the sale of stock on Brazilian stock exchanges are income tax exempt, except if related to combined transactions with a net fixed income result;

(ii)       on income from equity funds, swap and other transactions on futures market not carried out through a Brazilian stock exchange, income tax will be imposed at a rate of 10%; and

(iii)      on income from all other fixed income investments made through a Brazilian stock exchange or over-the-counter market, and on gains earned, except as provided for in item (i) above, the income tax withheld at source will be imposed at a rate of 15%.

Law No. 11,312/06 eliminated the income tax withheld at source imposed on income from government bonds paid, credited or otherwise remitted to beneficiaries who do not reside in Brazil, provided that: (i) they do not reside in “tax haven” jurisdictions; (ii) the inflow of funds was made in accordance to CMN Resolution No. 2,689/00; and (iii) such securities were not purchased with a commitment to resell them. This exemption is applicable to income earned from February 16, 2006.

Income Tax and Social Contribution Tax

Currently, companies are subject to corporate income tax ( Imposto de Renda de Pessoa Jurí dica ), or IRPJ, and the social contribution on net profits ( Contribuição Social Sobre o Lucro Líquido ), or CSLL.

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), an assumed tax basis, which estimates the percentage of revenue on which the tax will be imposed (assumed profit regime or “ Simples Nacional ” regime (a special tax regime for small companies) or on an arbitrary tax basis. Financial institutions and public companies are required to calculate IRPJ and CSLL according to the taxable income regime.

The IRPJ is imposed at a rate of 15% and a surtax of 10% is applicable when the total amount of profit exceeds R$20,000 per month (imposing a total rate of 25% on the amount of profit exceeding R$20,000 per month).

The CSLL is generally imposed at a rate of 9%. Law No. 11,727, dated June 23, 2008, established that as of May 1, 2008, the CSLL rate imposed on private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations will increase to 15%. This increase in the CSLL rate is applicable to us and many of our subsidiaries and affiliates.

We can offset tax losses against results in future years at any time, provided that the offsetting    does not exceed 30% of our annual taxable income.

PIS and COFINS

In addition to IRPJ and CSLL, companies are subject to the following taxes on revenues: Contribution for the Program of Social Integration ( Contribuiçã o para o Programa de Integraçã o Social or “PIS”), and Social Security Financing Contribution ( Contribuiçã o para o Financiamento da Seguridade Soc ial or “COFINS”). PIS and COFINS are charged to companies´ gross revenue. We are currently claiming that the revenue subject to such taxes, of certain subsidiaries and affiliates, is that arising from the sale of goods and services, therefore excluding financial income and other types of revenues. Our provision is made based on the instruction of tax authorities to tax the financial margin.  Brazilian law sets forth the types of revenues that cannot be used as a calculation basis for PIS and COFINS, as well as some expenses that can be deducted from the calculation basis for these contributions (for example, funding expenses in the case of financial institutions).

PIS and COFINS contributions can be calculated according to the differentiated regime provided for by the Supplementary Law No. 123 of 2006, Simples Nacional, which established that contribution rates vary based on the activity and the annual gross revenue of the company.

These contributions can also be calculated according to the cumulative regime, in which the PIS rate is set at 0.65% and the COFINS rate at 3%, and the calculation basis is the gross revenue earned by the company. The companies that calculate IRPJ and CSLL based on presumed profit are required to calculate PIS and COFINS contributions according to the cumulative regime.

The companies that calculate IRPJ and CSLL based on taxable income are required to calculate PIS and COFINS contributions according to the non-cumulative regime. In such a regime, PIS is imposed at a rate of 1.65% whereas COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company. Brazilian legislation allows the utilization of PIS and COFINS credits originated on the purchase of inputs used in the production process of the company. At present, the financial income from companies that calculate these contributions under the non-cumulative regime (even those which only a portion of revenue is submitted to the non-cumulative regime) pay PIS and COFINS at a rate of zero, except for income from interest on shareholders’ equity.

Financial institutions are excluded from the non-cumulative regime and shall pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4% and are entitled to specific deductions in determining the calculation basis.

Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended, or the Brazilian Insolvency Law, was sanctioned by the president on February 9, 2005, became effective in June 2005 and was amended in November 2005; it has significantly reshaped and modernized bankruptcy law in Brazil, until then governed by rules originating in 1945. Among the more important innovations introduced by the new law are the following: (i) the availability of reorganization arrangements that, subject to flexible statutory terms and conditions, may be structured under varying forms so as to enable a debtor deemed by its creditors to have business potential to effectively attempt to financially restructure; and (ii) in the event of bankruptcy, the ranking of secured debts ahead of tax liabilities.

While the insolvency of financial institutions remains governed by specific regimes (intervention, extrajudicial liquidation and temporary special administration, each of which is discussed in further detail below), they are subject to the Brazilian Insolvency Law, to the extent applicable, on an ancillary basis, until such time as a specific set of rules is enacted.

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

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime ( Regime de Administração Especial Temporária ),   or RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally. The RAET may be imposed by the Central Bank in the following circumstances:

•	the financial institution continually participates in transactions contrary to economic and financial policies established by federal law,

•	the financial institution fails to comply with the compulsory reserves rules,

•	the financial institution has operations or circumstances which call for an intervention,

•	illegal or management misconduct exists, and

•	the institution faces a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial conditions of the institution under special administration. Therefore, the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continues to operate in its ordinary course.

Repayment of Creditors in Liquidation

In the event of the extra-judicial liquidation of a financial institution or a liquidation of a financial institution under the terms of a bankruptcy proceeding, employees’ wages up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankruptcy estate. The credit insurance fund, a deposit insurance system, guarantees a maximum amount of R$60,000 of deposits and credit instruments held by an individual with a financial institution (or financial institutions of the same financial group). The credit insurance fund is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% per year, in accordance with CMN Resolution No. 3,400, as amended. The payment of unsecured credit, including regular retail customer deposits not payable under the credit insurance fund, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. Additionally, deposits and credit instruments raised outside of Brazil are not payable under the credit insurance fund, in accordance with Resolution No. 3,400.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements. The Brazilian payment and settlement system began operating in April 2002. The Central Bank and the CVM have the power to regulate and supervise this system. Pursuant to these rules, all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank. The most important principles of the Brazilian payment and settlement system are:

•	the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearing houses;

•	the clearing houses, with some exceptions, are liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders. However, clearing houses have ordinary credits against any participant under bankruptcy laws.

Antitrust Regulation

Generally, under Brazilian law transactions resulting in economic concentration are subject to review if they result in control of 20% or more of a relevant market or if any of the parties had an annual gross revenue of R$400 million or more. Transactions exceeding these thresholds must be submitted to the Brazilian Antitrust System ( Sistema Brasileiro de Defesa da Concorrência ), or SBDC, for approval. CADE, the decision-making body of the SBDC, may approve a transaction without restrictions, approve it with restrictions or not approve it.

Currently, financial conglomerates submit merger and acquisitions transactions in various industries, including the insurance and pension plan industries, to SBDC for approval. Merger and acquisition transactions in the banking industry, however, must be submitted to the Central Bank, as financial institutions depend on the approval of the Central Bank in order to merge with or acquire another financial institution.

There is one case currently before the Superior Court of Justice, pending decision, as to whether a specific economic concentration in the banking industry should also be subject to the approval of the SBDC.  Although the outcome of this case would not automatically become a binding precedent for banks in general, a decision ruling that the SBDC has the power to decide on the specific transaction under judgment could nevertheless make it advisable for financial institutions to submit any merger or acquisition transactions in the banking industry to the SBDC, in addition to the submission of such transactions to the Central Bank.

Asset Management Regulation

Asset management is regulated by the CMN and the CVM. CMN and CVM regulations stipulate that institutions must segregate their asset management activities from their other activities.

The asset management industry is also self-regulated by ANBIMA, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

Investment funds are subject to the regulation and supervision of the CVM and are managed by companies authorized by the CVM to manage investment fund portfolios. Investment funds may invest in instruments available in the financial and capital markets, including fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included.

According to Instruction CVM No. 409, of August 18, 2004, as amended, investment funds may be classified as (i) short term funds; (ii) referenced funds; (iii) fixed income funds; (iv) stocks funds; (v) exchange funds; (vi) external debt funds; and (vii) multi-market funds.

Investment funds may not:

•           Have more than 5.0% of the equity when the issuer is a natural person or private company that is not a publicly-held company or financial institution authorized by the Central Bank,

•           Have more than 10.0% of the equity of the fund when the issuer is a publicly-held company,

•           Have more than 10.0% of the equity of the fund when the issuer is an investment fund, and

•           Have more than 20.0% of the equity of the fund when the issuer is a financial institution authorized by the Central Bank.

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives. Pursuant to such regulations, fund managers shall mark their securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, and the regulations issued there under by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.

Law No. 6,099, as amended, sets forth the general guidelines for the legal treatment of leasing transactions and delegates to the CMN, the regulator and supervisor of the financial system, the competency to scrutinize leasing companies and their transactions in greater detail. Through Resolution No. 2,309, the CMN and the Central Bank of Brazil supervise and control the transactions entered into by leasing companies. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council ( Conselho Nacional de Seguros Privados ), or CNSP, SUSEP and the Supplementary Health Insurance Agency ( Agência Nacional de Saúde Suplementar ), or ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare ( Instituto Nacional de Seguridade Social ), or INSS. Insurance companies are required to sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute, (IRB – Brasil Resseguros S.A), or IRB. On January 16, 2007, Complementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This complementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126 are summarized below. Three types of reinsurers are established by such law:

- Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

- Admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126 and the applicable rules regarding reinsurance and reassignment of reinsurance activities; and

- Eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered as a tax-haven jurisdiction, as defined in Complementary Law No. 126.

Admitted or eventual reinsurers must comply with the following minimum requirements:

- to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

- to have economic and financial capacity equal to or higher than the minimum to be established by CNSP;

- to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum to be established by CNSP;

- to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

- to comply with additional requirements established by CNSP and SUSEP.

In addition to the requirements mentioned above, an admitted reinsurer must keep a foreign currency account with SUSEP and periodically submit their financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad must occur either through direct negotiation between the involved parties or an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and CNSP.

Reinsurance operations relating to survival life insurance and private pension plans may only be offered by local reinsurers. With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance will have to offer to local reinsurers the following percentage of said risks (right of first refusal):

- 60.0% until January 16, 2010;

- 40.0% in the subsequent years.

The technical reserves of local reinsurers and funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.”  Information is presented as of and for the years ended December 31, 2009, 2008 and 2007, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2006 and 2005.

On November 12, 2008, Itaú Unibanco entered into an agreement with Itaúsa, our controlling shareholder at that time, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export and Itaúsa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, retroactively restatement of prior year financial statement is required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had taken place on the beginning of the first period presented. Accordingly, the U.S. GAAP financial statements as of and for the years ended December 31, 2007 and 2006, included in this annual report were retroactively adjusted to reflect the impact of this transaction. However, financial information under Selected Financial Information and other sections of this annual report as of December 31, 2005 and for the years then ended has not been restated to reflect the combination of Itaúsa Export and Itaúsa Europa as if it had occurred on those periods considering the burden to compile such information for prior periods and the reduced impact of those entities in the consolidated financial information. See note 3 to the consolidated financial statements for additional information.

The numbers included in the tables and other data in this section are presented on a U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using daily book balances for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	2009			2008			2007
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	453,883	72,567	16.0%	287,667	47,649	16.6%	200,127	34,603	17.3%
Interest-bearing deposits in other banks	54,046	3,533	6.5%	30,555	3,028	9.9%	26,866	2,852	10.6%
Securities purchased under resale agreements	59,916	8,673	14.5%	39,182	5,369	13.7%	19,268	2,375	12.3%
Central Bank compulsory deposits	7,816	519	6.6%	11,747	1,051	8.9%	10,203	909	8.9%
Trading assets and securities:	121,215	11,260	9.3%	73,135	6,874	9.4%	57,474	5,569	9.7%
Trading assets, at fair value	78,933	7,087	9.0%	49,917	4,141	8.3%	38,133	3,418	9.0%
Available for sale securities, at fair value	40,605	3,996	9.8%	22,367	2,536	11.3%	17,951	1,992	11.1%
Held-to-maturity securities, at amortized cost	1,677	177	10.5%	852	198	23.2%	1,390	159	11.4%
Loans and leases	210,890	48,582	23.0%	133,047	31,326	23.5%	86,316	22,898	26.5%
Non-interest-earning assets	60,812			46,662			41,587
Cash and due from banks	6,235			4,092			4,041
Central Bank compulsory deposits	5,087			4,543			5,074
Non-accrual loans	10,919			6,270			5,022
Allowance for loan and lease losses	(21,186)			(8,486)			(7,224)
Premises and equipments, net	3,393			2,383			2,094
Investments in unconsolidated companies	3,890			3,209			1,640
Goodwill and intangible assets, net	21,583			7,172			7,303
Other assets	30,891			27,479			23,638
Total assets	514,695			334,329			241,714

(in millions of R$, except percentages)
	2009			2008			2007
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	382,880	31,876	8.3%	230,083	26,508	11.5%	151,391	13,271	8.8%
Interest-bearing deposits:	159,296	11,773	7.4%	74,390	6,233	8.4%	45,287	3,510	7.8%
Saving deposits	40,998	2,429	5.9%	29,509	1,960	6.6%	25,256	1,582	6.3%
Deposits from banks	2,605	336	12.9%	1,461	236	16.1%	3,588	270	7.5%
Time deposits	115,693	9,008	7.8%	43,421	4,037	9.3%	16,443	1,657	10.1%
Securities sold under repurchase agreements	65,939	7,177	10.9%	45,234	6,489	14.3%	22,880	3,453	15.1%
Borrowings:	124,953	9,901	7.9%	89,589	12,458	13.9%	67,005	4,762	7.1%
Short-term borrowings	70,861	5,314	7.5%	58,252	7,737	13.3%	41,199	3,329	8.1%
Long-term debt	54,093	4,586	8.5%	31,337	4,721	15.1%	25,805	1,433	5.6%
Investment contracts	32,691	3,025	9.3%	20,870	1,328	6.4%	16,220	1,546	9.5%
Non-interest-bearing liabilities	70,272			68,394			57,431
Non-interest-bearing deposits	23,799			21,198			18,364
Other non-interest-bearing liabilities	46,474			47,196			39,067
Shareholders’ equity	61,544			35,852			32,892
Total liabilities and shareholders’ equity	514,695			334,329			241,714

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense between average volume and changes in the average yields/rates for the year ended December 31, 2009 compared to 2008 and for the year ended December 31, 2008 compared to 2007. Volume and rate variations have been calculated based on fluctuations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

(in millions of R$)
	Increase/(decrease) due to changes in:
	2009/2008			2008/2007
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	26,878	(1,960)	24,918	15,934	(2,888)	13,045
Interest-bearing deposits in other banks	1,779	(1,274)	505	374	(198)	176
Securities purchased under resale agreements	2,986	318	3,304	2,702	292	2,994
Central Bank compulsory deposits	(300)	(232)	(532)	138	4	142
Trading assets and securities:	4,467	(82)	4,385	1,477	(171)	1,305
Trading assets	2,581	366	2,946	993	(270)	723
Available for sale securities	1,833	(373)	1,460	500	44	544
Held-to-maturity securities	125	(146)	(21)	(79)	118	39
Loans and leases	17,946	(691)	17,256	11,243	(2,815)	8,428
Interest-bearing liabilities:	13,702	(8,334)	5,368	8,013	5,225	13,237
Interest-bearing deposits:	6,354	(813)	5,541	2,418	305	2,723
Saving deposits	699	(229)	470	278	99	377
Deposits from banks	155	(55)	100	(223)	188	(34)
Time deposits	5,725	(753)	4,971	2,518	(138)	2,380
Securities sold under repurchase agreements	2,501	(1,813)	688	3,215	(179)	3,036
Borrowings:	3,905	(6,463)	(2,557)	2,005	5,691	7,696
Short-term borrowings	1,433	(3,855)	(2,423)	1,725	2,683	4,408
Long-term debt	2,493	(2,627)	(135)	366	2,923	3,289
Investment contracts	942	755	1,696	375	(593)	(218)

Net Interest Margin and Spread

           The following table sets forth our average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	2009	2008	2007
Total average interest-earning assets	453,883	287,667	200,127
Total average interest-bearing liabilities	382,880	230,083	151,391
Net interest income(1)	40,691	21,141	21,332
Average yield on average interest-earning assets(2)	16.0%	16.6%	17.3%
Average rate on average interest-bearing liabilities(3)	8.3%	11.5%	8.8%
Net interest spread(4)	7.7%	5.0%	8.5%
Net interest margin(5)	9.0%	7.3%	10.7%
(1) Total interest income less total interest expense.
(2) Total interest income divided by average interest-earning assets.
(3) Total interest expense divided by average interest-bearing liabilities.
(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table sets forth selected financial data for the periods indicated:

(in millions of R$, except percentages)
	2009	2008	2007
Net income attributable to Ita ú Unibanco	14,085	4,849	7,662
Average total assets	514,695	334,329	241,714
Average shareholders' equity	61,544	35,852	32,892
Net income attributable to Itaú Unibanco as a percentage of average total assets	2.7%	1.5%	3.2%
Net income attributable to Itaú Unibanco as a percentage of average equity	22.9%	13.5%	23.3%
Average equity as a percentage of average total assets	12.0%	10.7%	13.6%
Dividend payout ratio per share (1)	29.1%	78.5%	29.3%
(1) Dividend and interest on shareholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2009, 2008 and 2007. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)
	2009	% of total	2008	% of total	2007	% of total
Trading assets, at fair value	73,529	100.0%	66,483	100.0%	40,524	100.0%
Investment funds	39,347	53.5%	24,458	36.8%	20,321	50.1%
Brazilian federal government securities	23,985	32.6%	27,145	40.8%	10,222	25.2%
Brazilian external debt bonds	222	0.3%	383	0.6%	240	0.6%
Government securities - abroad	1,058	1.5%	1,988	2.8%	3,365	8.3%
Argentina	179	0.2%	64	0.1%	37	0.1%
United States	748	1.2%	1,038	1.6%	286	0.7%
Mexico	10	0.0%	6	0.0%	69	0.2%
Russia	-	0.0%	-	0.0%	275	0.7%
Denmark	-	0.0%	-	0.0%	196	0.5%
Spain	-	0.0%	418	0.6%	847	2.1%
Korea	-	0.0%	291	0.4%	1,582	3.9%
Chile	77	0.1%	164	0.2%	71	0.2%
Uruguay	30	0.0%	6	0.0%	-	0.0%
Others	14	0.0%	1	0.0%	2	0.0%
Corporate debt securities	2,226	3.0%	2,030	3.1%	2,110	5.3%
Marketable equity securities	1,142	1.6%	456	0.7%	393	1.0%
Derivative financial instruments	5,549	7.5%	10,023	15.1%	3,873	9.5%
Trading assets as a percentage of total assets	18.21%		16.47%		14.99%
Securities available for sale, at fair value	41,263	100.0%	28,445	100.0%	18,825	100.0%
Investment funds	1,259	2.9%	992	3.4%	973	5.0%
Brazilian federal government securities	14,443	35.0%	5,579	19.6%	2,145	11.4%
Brazilian external debt bonds	1,980	4.8%	965	3.5%	278	1.5%
Government securities - abroad	7,243	17.7%	8,733	30.7%	7,697	40.9%
Portugal	26	0.1%	301	1.1%	240	1.3%
Argentina	-	0.0%	1	0.0%	53	0.3%
United States	17	0.1%	25	0.1%	-	0.0%
Norway	-	0.0%	345	1.2%	189	1.0%
Italy	-	0.0%	-	0.0%	70	0.4%
Austria	213	0.5%	1,460	5.1%	2,108	11.2%
Denmark	1,971	4.8%	2,193	7.7%	174	0.9%
Spain	1,093	2.6%	2,830	9.9%	2,284	12.1%
Korea	1,757	4.3%	1,021	3.6%	2,159	11.5%
Chile	1,274	3.1%	483	1.7%	355	1.9%
Paraguay	417	1.0%	-	0.0%	-	0.0%
Uruguay	475	1.2%	74	0.3%	65	0.3%
Corporate debt securities	14,966	29.8%	11,490	40.6%	5,294	28.3%
Marketable equity securities	1,372	9.8%	686	2.2%	2,438	12.9%

Securities available for sale as a percentage of total assets	10.22%		7.05%		6.2%
Held-to-maturity securities, at amortized cost	1,762	100.0%	1,325	100.0%	1,428	100.0%
Brazilian federal government securities	1,273	72.2%	637	48.1%	822	57.6%
Brazilian external debt bonds	238	13.5%	321	24.2%	307	21.5%
Government securities - abroad	17	1.0%	22	1.7%	19	1.3%
Corporate debt securities	234	13.3%	345	26.0%	280	19.6%

Held-to-maturity securities, as a percentage of total assets	0.44%		0.33%		0.53%

The following table sets forth our portfolio of trading assets, securities available-for-sale and held-to-maturity securities at its amortized cost and its fair value as of December 31, 2009.

(in millions of R$)
	Amortized cost	Fair value
Trading assets	72,968	73,529
Investment funds	39,316	39,347
Brazilian federal government securities	23,945	23,985
Brazilian external debt bonds	221	222
Government securities - abroad	1,045	1,058
Argentina	179	179
United States	735	748
Mexico	10	10
Chile	77	77
Uruguay	30	30
Others	14	14
Corporate debt securities	2,219	2,226
Marketable equity securities	908	1,142
Derivative financial instruments	5,314	5,549
Securities available for sale	40,637	41,263
Investment funds	1,247	1,259
Brazilian federal government securities	14,324	14,443
Brazilian external debt bonds	2,060	1,980
Government securities - abroad	7,261	7,243
Portugal	26	26
United States	17	17
Austria	212	213
Denmark	1,995	1,971
Spain	1,090	1,093
Korea	1,750	1,757
Chile	1,278	1,274
Paraguay	417	417
Uruguay	476	475
Corporate debt securities	14,852	14,966
Marketable equity securities	893	1,372
Held-to-maturity securities	1,762	2,124
Brazilian federal government securities	1,273	1,572
Brazilian government external debt securities	238	280
Other governments external debt securities	17	17
Corporate debt securities	234	255

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2009 for our trading assets, securities available for sale and held-to-maturity securities.

(in millions of R$, except percentages)

	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Average yield
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Trading assets	40,490		14,342		16,003		1,692		1,002		73,529
Investment funds (1)	39,347	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	39,347	0.00%
Brazilian federal government securities	-	0.00%	9,960	3.64%	12,285	2.70%	811	2.03%	929	9.14%	23,985	17.51%
Brazilian external debt bonds	-	0.00%	156	9.96%	54	10.10%	11	9.25%	1	0.00%	222	29.31%
Government securities - abroad	1		196		374		480		7		1,058
Argentina	-	0.00%	66	11.00%	79	4.18%	31	7.00%	3	0.00%	179	22.18%
United States	-	0.00%	21	2.71%	284	2.15%	443	4.00%	-	0.00%	748	8.86%
Mexico	-	0.00%	6	0.00%	1	0.00%	2	0.00%	1	0.00%	10	0.00%
Chile	-	0.00%	77	4.66%	-	0.00%	-	0.00%	-	0.00%	77	4.66%
Uruguay	-	0.00%	24	9.18%	3	0.00%	2	0.00%	1	0.00%	30	9.18%
Others	1	0.00%	2	0.00%	7	0.00%	2	0.00%	2	0.00%	14	0.00%
Corporate debt securities	-	0.00%	574	9.14%	1,387	1.81%	217	8.21%	48	7.92%	2,226	27.08%
Marketable equity securities (1)	1,142	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	1,142	0.00%
Derivative financial instruments (1)	-	0.00%	3,456	8.35%	1,903	12.95%	173	8.81%	17	0.00%	5,549	30.11%
Securities available for sale	5,310		15,013		13,638		2,706		4,596		41,263
Investment funds (1)	1,256	0.00%	-	0.00%	-	0.00%	3	0.00%	-	0.00%	1,259	0.00%
Brazilian federal government securities	-	0.00%	3,226	7.19%	9,263	7.39%	241	6.73%	1,713	5.19%	14,443	26.50%
Brazilian external debt bonds	-	0.00%	122	11.31%	741	9.09%	43	8.00%	1,074	10.21%	1,980	38.61%
Government securities - abroad	-		6,659		581		3		-		7,243
Portugal	-	0.00%	26	5.85%	-	0.00%	-	0.00%	-	0.00%	26	5.85%
United States	-	0.00%	-	0.00%	17	5.00%	-	0.00%	-	0.00%	17	5.00%
Austria	-	0.00%	213	14.00%	-	0.00%	-	0.00%	-	0.00%	213	14.00%
Denmark	-	0.00%	1,545	34.95%	426	8.20%	-	0.00%	-	0.00%	1,971	43.15%
Spain	-	0.00%	1,093	10.63%	-	0.00%	-	0.00%	-	0.00%	1,093	10.63%
Korea	-	0.00%	1,757	12.23%	-	0.00%	-	0.00%	-	0.00%	1,757	12.23%
Chile	-	0.00%	1,214	6.29%	58	0.00%	2	0.00%	-	0.00%	1,274	6.29%
Paraguay	-	0.00%	350	18.78%	67	12.19%	-	0.00%	-	0.00%	417	30.97%
Uruguay	-	0.00%	461	8.03%	13	0.00%	1	0.00%	-	0.00%	475	8.03%
Corporate debt securities	2,682	0.00%	5,006	5.53%	3,053	8.23%	2,416	10.00%	1,809	11.28%	14,966	35.04%
Marketable equity securities (1)	1,372	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	1,372	0.00%
Held-to-maturity securities, at amortizad cost	-		41		614		63		1,044		1,762
Brazilian federal government securities	-	0.00%	19	6.00%	164	6.00%	52	0.00%	1,038	0.00%	1,273	12.00%
Brazilian external debt bonds	-	0.00%	-	0.00%	238	5.01%	-	0.00%	-	0.00%	238	5.01%
Government securities - abroad	-	0.00%	-	0.00%	-	0.00%	11	0.00%	6	0.00%	17	0.00%
Corporate debt securities	-	0.00%	22	5.01%	212	5.78%	-	0.00%	-	0.00%	234	10.79%

(1) Average yields are not shown for these securities, as such yields are not meaningful as future yields are not quantifiable.  These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2009, 2008 and 2007.

(in millions of R$)
	Fair value		Amortized cost	Total
	Trading assets	Securities available for sale	Held-to-maturity securities
At 2009
Denominated in Brazilian currency	70,601	31,891	1,555	104,047
Denominated in Brazilian currency and indexed by foreign currency (1)	2,219	8,200	24	10,443
Denominated in foreign currency (1)	709	1,172	183	2,064
At 2008
Denominated in Brazilian currency	60,983	21,562	620	83,165
Denominated in Brazilian currency and indexed by foreign currency (1)	58	1,347	108	1,513
Denominated in foreign currency (1)	5,441	5,536	618	11,595
At 2007
Denominated in Brazilian currency	37,587	14,076	780	52,443
Denominated in Brazilian currency and indexed by foreign currency (1)	81	429	111	621
Denominated in foreign currency (1)	2,655	3,008	537	6,200
(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	2009		2008		2007
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
Non-interest bearing (1)	4,042	29.1%	4,571	40.4%	6,294	36.6%
Interest-bearing (2)	9,827	70.9%	6,743	59.6%	10,920	63.4%
Total	13,869	100.0%	11,314	100.0%	17,214	100.0%
(1) Mainly related to demand deposits.
(2) Mainly related to time and savings deposits.

Loans and Leases

The following table presents our loan and lease portfolio by category of transaction. The vast majority all of our loans are to borrowers domiciled in Brazil and are denominated in reais . Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

(in millions of R$)
	2009	2008	2007	2006	2005
Type of loans and leases (1)
Commercial:
Industrial and others	104,505	64,952	40,991	29,516	19,981
Import financing	1,895	3,643	1,287	661	407
Export financing	6,823	9,746	3,257	3,343	2,182
Real estate loans, primarily residential housing loans	10,939	6,469	4,732	2,499	1,985
Lease financing	47,230	41,663	29,531	16,226	8,292
Government	1,611	759	827	815	1,293
Individuals:
Overdraft	4,119	3,544	2,768	2,515	1,975
Financing and others	32,701	20,272	18,023	15,556	12,526
Credit card	30,781	14,288	11,391	9,157	4,079
Agricultural	5,132	4,364	3,652	3,471	2,662
Allowance for loan losses	(19,968)	(12,202)	(7,473)	(6,426)	(3,933)
Loans, net of allowance for loan losses	225,768	157,498	108,986	77,333	51,449
(1) We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. Non-accrual loans amounted to R$15,499 million, R$7,579 million, R$4,777 million, R$3,937 million and R$1,981 million as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively.  Non-accrual loans are presented in the table above in the appropriate category of loan and lease.

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

Loan Approval Process

For a discussion of our loan approval process, see “Item 4B. Risk Management – Credit Risk Management.”

Indexing

Most of our portfolio is denominated in reais . However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on-lending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 13.7%, 22% and 18.6% of our loan portfolio as of December 31, 2009, 2008 and 2007, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2009 by maturity according to the type of loans and leases, as well as the classification of the portfolio between variable and fixed rates for each range of maturity:

Current

(in millions of R$)
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to three years	Due after three years	No stated maturity
Commercial:
Industrial and others	15,389	17,944	11,216	14,681	24,780	12,432	3,800
Import financing	155	438	405	390	276	179	-
Export financing	586	1,013	1,141	1,263	1,533	1,031	-
Real estate loans	252	1,432	505	1,017	2,205	5,456	-
Lease financing	2,155	3,824	5,411	10,327	22,752	913	4
Government	8	14	414	192	582	394	6
Individuals:
Overdraft	-	-	-	-	-	-	3,162
Financing and others	1,774	2,921	3,695	6,073	13,101	3,665	8
Credit card	-	-	-	-	-	-	26,350
Agricultural	343	719	1,374	1,581	486	553	-
Total (1)	20,662	28,305	24,161	35,524	65,715	24,623	33,330

Overdue

(in millions of R$)
Type of loan and lease	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
Commercial:
Industrial and other	849	746	1,025	1,617	26	104,505	(3,334)	101,171
Import financing	21	17	8	6	-	1,895	(11)	1,884
Export financing	32	48	128	48	-	6,823	(127)	6,696
Real estate loans	15	21	18	13	5	10,939	(209)	10,730
Lease financing	426	398	393	495	132	47,230	(2,521)	44,709
Government	-	-	-	1	-	1,611	-	1,611
Individuals:
Overdraft	102	144	274	436	1	4,119	(1,319)	2,800
Financing and other	398	333	346	381	6	32,701	(6,382)	26,319
Credit card	963	743	975	1,719	31	30,781	(5,309)	25,472
Agricultural	33	5	5	32	1	5,132	(756)	4,376
Total (1)	2,839	2,455	3,172	4,748	202	245,736	(19,968)	225,768
(1) Non-accrual loans of R$15,499 million are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Current

(in millions of R$)
	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to three years	Due after three years	No stated maturity
Interest rate of loans to customers by maturity:
Variable rates	6,619	9,906	7,495	10,264	20,629	18,851	13,533
Fixed rates	14,043	18,399	16,666	25,260	45,086	5,772	19,797
Total (1)	20,662	28,305	24,161	35,524	65,715	24,623	33,330

Overdue

(in millions of R$)
	30 days or less	31-90 days	91-180 days	181-360 days	One year or more	Total gross loans
Interest rate of loans to customers by maturity:
Variable rates	358	262	282	326	12	88,537
Fixed rates	2,481	2,193	2,890	4,422	190	157,199
Total (1)	2,839	2,455	3,172	4,748	202	245,736
(1) Non-accrual loans of R$ 15,499 million are presented in the table above in the appropriate category of loan and lease.  Non-accrual loans include in the case of loans payable in installments both current and overdue installments.

Overseas Loans and Leases

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of Argentine, Chilean, Paraguayan, Portugal and Uruguayan borrowers. Total amount outstanding to borrowers in Argentina, Chile, Paraguay, Portugal and Uruguay, consisting of loans and leases, deposits in banks and securities, as of December 31, 2009 was R$ 27,889 million. The amounts have been translated into reais from their original amounts (Argentine pesos, Chilean pesos, Paraguayan guaranis, U.S. dollars, euros, and Uruguayan pesos, as appropriate) using the exchange rate at each date.

Total outstanding loans to borrowers in Argentina, Chile, Paraguay, Portugal and Uruguay, as of December 31, 2009 consist of:

(in millions of R$)
Due from banks	345
Interest-bearing deposits in other banks	5,722
Securities purchased under resale agreements	137
Central Bank compulsory deposits	1,308
Trading assets	1,782
Available-for-sale securities	2,782
Loans and leases	15,813
Total outstanding	27,889

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)
	2009		2008		2007
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
PUBLIC SECTOR	1,611	0.7%	758	0.4%	826	0.7%
Generation, transmission and distribution of eletric energy	716	0.3%	344	0.2%	505	0.4%
Chemical and petrochemical	287	0.1%	131	0.1%	170	0.1%
Other	608	0.2%	283	0.2%	151	0.1%
PRIVATE SECTOR	244,125	99.3%	168,941	99.6%	115,633	99.3%
COMPANIES	130,455	53.1%	90,337	53.4%	54,010	46.7%
INDUSTRY AND COMMERCE	67,530	27.4%	52,277	31.0%	29,490	25.6%
Food and beverages	10,573	4.3%	8,469	5.0%	4,643	4.1%
Autoparts and accessories	2,663	1.1%	1,979	1.2%	1,068	0.9%
Agribusiness capital assets	684	0.3%	491	0.3%	317	0.3%
Industrial capital assets	4,030	1.6%	2,349	1.4%	1,216	1.0%
Pulp and paper	1,624	0.7%	1,214	0.7%	778	0.7%
Distribution of fuels	1,592	0.6%	949	0.6%	552	0.5%
Electrical and electronic	5,769	2.3%	3,996	2.4%	2,429	2.2%
Pharmaceuticals	1,624	0.7%	1,291	0.8%	948	0.8%
Fertilizers, insecticides and crop protection	1,398	0.6%	2,020	1.2%	1,281	1.1%
Tobacco	506	0.2%	328	0.2%	328	0.3%
Import and export	1,551	0.6%	1,856	1.1%	918	0.8%
Hospital care materials and equipment	718	0.3%	465	0.3%	237	0.2%
Construction material	3,496	1.4%	1,546	0.9%	808	0.7%
Steel and metallurgy	5,584	2.3%	5,939	3.5%	2,826	2.4%
Wood and furniture	2,238	0.9%	1,983	1.2%	1,047	0.9%
Chemical and petrochemical	5,216	2.1%	4,705	2.8%	2,687	2.3%
Supermarkets	988	0.4%	421	0.2%	193	0.2%
Light and heavy vehicles	5,365	2.2%	3,731	2.2%	1,997	1.7%
Clothing	5,496	2.2%	3,456	2.0%	2,060	1.8%
Other - commerce	3,696	1.5%	2,197	1.3%	1,599	1.4%
Other - industry	2,719	1.1%	2,890	1.7%	1,558	1.3%
SERVICES	48,389	19.8%	27,718	16.2%	17,634	15.1%
Heavy construction (constructors)	2,863	1.2%	1,817	1.1%	952	0.8%
Financial	4,788	1.9%	3,614	2.1%	2,047	1.8%
Generation, transmission and distribution of eletric energy	5,802	2.4%	2,698	1.6%	2,072	1.8%
Holding companies	2,901	1.2%	2,090	1.2%	1,210	1.0%
Real estate agents	7,049	2.9%	3,787	2.2%	2,603	2.2%
Media	2,220	0.9%	1,582	0.9%	1,268	1.1%
Service companies	3,166	1.3%	1,727	1.0%	1,141	1.0%
Health care	1,329	0.5%	556	0.3%	377	0.3%
Telecommunications	1,188	0.5%	969	0.6%	625	0.5%
Transportation	9,765	4.0%	4,140	2.4%	2,457	2.1%
Other services	7,318	3.0%	4,737	2.8%	2,882	2.5%
PRIMARY SECTOR	13,276	5.4%	8,560	5.1%	5,511	4.8%
Agribusiness	11,338	4.6%	6,910	4.1%	4,528	4.0%
Mining	1,938	0.8%	1,649	1.0%	983	0.8%
OTHER COMPANIES	1,260	0.5%	1,783	1.1%	1,376	1.2%
INDIVIDUALS	113,670	46.2%	78,604	46.3%	61,622	53.1%
Credit cards	30,781	12.4%	14,288	8.4%	11,391	9.8%
Consumer Loans/overdraft	23,260	9.5%	17,488	10.3%	15,330	13.3%
Real estate financing	7,386	3.0%	5,489	3.2%	4,260	3.7%
Vehicles	52,243	21.3%	41,339	24.4%	30,642	26.3%

TOTAL	245,736	100.0%	169,700	100.0%	116,459	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on the risk categories established by the Central Bank. The Central Bank categories apply to specific transactions and not to borrowers. In order to apply the Central Bank categories to transactions, we consider the classification of the borrower as a starting point. In addition, we also take into consideration any overdue time with respect to the transaction and the specific terms and purposes of the transactions (e.g., guarantees). The table below presents as of December 31, 2009 and 2008 our classification of the loan and lease portfolio, according to the Central Bank categories, and as of December 31, 2009 non-accrual loans and leases and the allowance corresponding to the loans and leases classified within each Central Bank category.

(in millions of R$, except percentages)
	2009				2008
Central Bank categories	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
AA	35,609	14.5%	-	-	31,926	18.8%
A	118,301	48.1%	-	(785)	78,519	46.3%
B	46,892	19.1%	-	(622)	33,375	19.6%
C	15,995	6.5%	-	(636)	10,656	6.3%
D	8,615	3.5%	2,260	(1,143)	6,142	3.6%
E	4,176	1.7%	1,602	(1,661)	2,339	1.4%
F	2,689	1.1%	1,445	(1,783)	1,444	0.9%
G	1,687	0.7%	1,241	(1,566)	886	0.5%
H	11,772	4.8%	8,951	(11,772)	4,413	2.6%
Total	245,736	100.0%	15,499	(19,968)	169,700	100.0%

Non-accrual Loans

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2009, we did not have any individually material non-accrual loan.

Charge-offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days overdue except for loans with original maturity in excess of 36 months that we charged off when they are overdue 540 days. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Loans and Leases Quality Information

The table below presents our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

(in millions of R$, except percentages)
	2009	2008	2007	2006	2005
Non-accrual loans and foreclosed assets	15,717	7,760	5,012	4,231	2,223
Non-accrual loans	15,499	7,579	4,777	3,938	1,981
Foreclosed assets, net of reserves	218	181	235	293	242
Allowance for loan losses	19,968	12,202	7,473	6,426	3,933
Total loans and leases	245,736	169,700	116,459	83,759	55,382
Non-accrual loans as a percentage of total loans	6.3%	4.5%	4.1%	4.7%	3.6%
Non-accrual loans and foreclosed assets as a percentage of total loans	6.4%	4.6%	4.3%	5.1%	4.0%
Allowance for loan losses as a percentage of total loans	8.1%	7.2%	6.4%	7.7%	7.1%
Allowance for loan losses as a percentage of non-accrual loans	128.8%	161.0%	156.4%	163.2%	198.5%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	127.0%	157.2%	149.1%	151.9%	176.9%

Allowance for Loan and Lease Losses

The table below sets forth allowance for loan and lease losses for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

(in millions of R$, except percentages)
	2009	2008	2007	2006	2005
Balance at the beginning of period	12,202	7,473	6,426	3,933	2,811
Charge-offs	(9,490)	(5,904)	(5,566)	(3,617)	(2,339)
Commercial
Industrial and others	(3,883)	(2,069)	(1,921)	(1,770)	(1,037)
Import financing	(53)	(7)	(7)	-	-
Real estate loans	(72)	(78)	(170)	(123)	(99)
Lease financing including vehicle	(1,465)	(453)	(280)	(183)	(66)
Government	-	-	-	(3)	-
Individuals
Overdraft	(903)	(587)	(679)	(365)	(381)
Financing	(1,606)	(1,218)	(1,239)	(564)	(463)
Credit card	(1,508)	(1,482)	(1,263)	(609)	(293)
Agricultural	(1)	(10)	(7)	-	-
Recoveries	1,884	1,272	1,071	963	824
Commercial
Industrial and others	255	254	103	132	210
Real estate	207	166	169	161	116
Lease financing including vehicle	119	174	78	41	22
Individuals
Overdraft	398	232	194	161	152
Financing	769	401	468	376	250
Credit card	136	45	59	92	74
Net charge-offs	(7,606)	(4,632)	(4,495)	(2,654)	(1,515)
Provision for loan losses	15,372	9,361	5,542	5,147	2,637
Balance at the end of period	19,968	12,202	7,473	6,426	3,933
Ratio of charge-offs during the period to average loans outstanding during the period	4.3%	4.2%	6.3%	5.6%	4.9%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.4%	3.3%	5.1%	4.1%	3.1%
Ratio of allowance for loan losses to total loans and leases	8.1%	7.2%	6.4%	7.7%	7.1%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	2009	2008	2007	2009/2008	2008/2007
Provision for loan and lease losses	(15,372)	(9,361)	(5,542)	64.2%	68.9%
Loan charge-offs	(9,490)	(5,904)	(5,566)	60.7%	6.1%
Loan recoveries	1,884	1,272	1,071	48.1%	18.8%
Net charge-offs	(7,606)	(4,632)	(4,495)	64.2%	3.0%

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

For credits reviewed on an individual basis and not considered to be impaired, we classify loans into a certain rating category based on several qualitative and quantitative factors applied through internally developed models. We estimate inherent losses for each rating category considering mainly market-wide experience, since we have not experienced corporate loan losses in frequencies that could serve as a statistical pool to estimate such losses.

To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate small homogeneous loans into different portfolios based on the underlying risks and characteristics of each group. The allowance for loan losses is determined for each group through a process that takes into account historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine estimated inherent losses for each group, which corresponds to our allowance for loan losses at each reporting date.

Although we revise our models on a continuing basis, the relatively short credit history under the new economic environment results in a degree of uncertainty. Therefore the results of the models are taken as the main reference. In determining the amount of the allowance for loan losses we consider judgmental factors that reflect the impacts of current macro economy on credit and political conditions and performance trends of the cycle affecting each of the groups identified as well as our total portfolio.  This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for creditors reviewed on a portfolio basis.

Based on information available regarding our borrowers, we believe that our aggregate allowance is appropriate to cover probable loan and lease losses inherent in our loan and lease portfolio.

During the year ended December 31, 2005 we charged off credits in the total amount of R$2,339 million and as of December 31, 2005 our ratio of allowance for loan and lease losses to total loans and leases was 7.1%. The increase in the ratio of allowance for loan and lease losses to total loans and leases was a result of the increase in the volume of credit operations, mainly as a result of our strategy of increasing our presence in the consumer credit segment, and a significant increase in the demand for credit from the retail segment. We maintained our policy of continuously enhancing the quality of our credit portfolio, in order to obtain the best risk-return ratio from operations. Our recoveries also improved mainly as a result of our continuous efforts to improve our recovery process, while preserving the relationship with our customers.

During the year ended December 31, 2006 we charged off credits in a total amount of R$3,617 million and as of December 31, 2006 our ratio of allowance for loan and lease losses to total loans and leases was 7.7%. The increase in the number of business units focused on serving customers from the several segments in which we operated contributed to increases in loans and financing, with significant growth in vehicle financing, personal loans and credit card operations. The change in the mix of our credit portfolio contributed to the increase in allowance for loan and lease losses because allocating funds to transactions capable of generating greater financial margins simultaneously means being exposed to greater risks. We maintained our policy of enhancing credit quality, in order to obtain the best risk-return ratio from operations. The recovery of charged-off credits against the allowance for loan and lease losses showed a favorable performance. Our efforts to enhance recovery processes while preserving the relationship with customers showed positive results.

During the year ended December 31, 2007 we charged off credits in the total amount of R$5,566 million and as of December 31, 2007 our ratio of allowance for loan and lease losses to total loans and leases was 6.4%. The increase in the volume of credits written off in 2007 was a result of the growth of and the change in the mix of our credit portfolio, which occurred in the prior four years. However, the credit portfolio also presented a continuous improvement in quality indicators during the year as a result of the adoption of improved credit policies. Our continuously developing risk models have permitted us to reach our goals of credit portfolio increase with improvements in quality indicators. Therefore, the growth in expenses with provision for loan and lease losses in 2007 was low when compared to the growth in our credit portfolio. Also, it is important to highlight the improvement of our collection efforts that caused an increase in the recovery of credits previously written off as losses.

During the year ended December 31, 2008 we charged off credits in the total amount of R$5,904 million and as of December 31, 2008 our ratio of allowance for loan and lease losses to total loans and leases was 7.2%. The relatively small increase in our charge-off credits in 2008, in a environment where our portfolio has been growing significantly, was due to the improved performance of our portfolio and collection activities during that year, mainly in the first nine months of the year. During the fourth quarter, with the worsening of the global economic crisis we increased the balance of allowance for loans and lease losses to adapt to the new economic scenario of increased credit risk in our loan and lease portfolio. As a consequence, our ratio of allowance for loan and lease losses to total loans and leases was 7.2% as of December 31, 2008, compared to 6.4% as of December 31, 2007.

During the year ended December 31, 2009 we charged off credits in the total amount of R$9,490 million and as of December 31, 2009 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The increase in losses reflects the adverse economic environment observed during the first part of 2009 and occurred in accordance with our estimates of the economic conditions existing in December 2008. Recent data indicate that leading indicators for default rates, such as first payment default rates, improved and we believe that this is a result of increased selectivity in our origination policies we applyed since late 2008, our ongoing development of risk analysis procedures and an overall improvement in macroeconomic conditions in Brazil.

Allocation of the Allowance for Loan and Lease Losses

The following table sets forth our allocation of the allowance for loan and lease losses as of December 31, 2009, 2008, 2007, 2006 and 2005. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

(in millions of R$, except percentages)
	2009			2008			2007			2006			2005
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	3,334	1.4%	42.4%	2,399	1.4%	38.4%	1,250	1.1%	35.2%	1,284	1.5%	35.3%	855	1.5%	36.1%
Import financing	11	0.0%	0.8%	10	0.0%	2.1%	6	0.0%	1.1%	8	0.0%	0.8%	3	0.0%	0.7%
Export financing	127	0.1%	2.8%	135	0.1%	5.7%	75	0.1%	2.8%	7	0.0%	4.0%	6	0.0%	3.9%
Real estate loans, primarily residential housing loans	209	0.1%	4.5%	171	0.1%	3.8%	199	0.2%	4.1%	267	0.3%	3.0%	156	0.3%	3.6%
Lease financing	2,521	1.0%	19.2%	1,454	0.9%	24.6%	862	0.7%	25.4%	401	0.5%	19.4%	234	0.4%	15.0%
Government	-	0.0%	0.7%	2	0.0%	0.4%	1	0.0%	0.7%	1	0.0%	1.0%	3	0.0%	2.3%
Individuals:
Overdraft	1,319	0.5%	1.7%	2,290	1.3%	2.1%	993	0.9%	2.4%	993	1.2%	3.0%	553	1.0%	3.6%
Financing	6,382	2.6%	13.3%	4,042	2.4%	11.9%	2,975	2.6%	15.5%	2,511	3.0%	18.6%	1,718	3.1%	22.6%
Credit Card	5,309	2.2%	12.5%	1,564	0.9%	8.4%	1,045	0.9%	9.8%	894	1.1%	10.9%	324	0.6%	7.4%
Agricultural	756	0.3%	2.1%	135	0.1%	2.6%	67	0.1%	3.0%	60	0.1%	4.1%	81	0.2%	4.8%
Total	19,968	8.1%	100.0%	12,202	7.2%	100.0%	7,473	6.4%	100.0%	6,426	7.7%	100.0%	3,933	7.1%	100.0%
(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates paid for each period presented.

(in millions of R$, except percentages)
	2009		2008		2007
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest-bearing deposits	23,799		21,198		18,364
Demand deposits	22,821		20,121		17,165
Other deposits	978		1,077		1,199
Interest-bearing deposits	159,296	7.4%	74,390	8.4%	45,287	7.8%
Deposits from banks	2,605	12.9%	1,461	16.1%	3,588	7.5%
Savings deposits	40,998	5.9%	29,509	6.6%	25,256	6.3%
Time deposits	115,693	7.8%	43,421	9.3%	16,443	10.1%
Total	183,095		95,588		63,650

Maturity of Deposits

The table below sets forth the maturity distribution of our deposits as of December 31, 2009.

(in millions of R$)
	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total
Non-interest-bearing deposits	25,884	-	-	-	25,884
Demand deposits	24,887				24,887
Other deposits	997				997
Interest-bearing deposits:	74,095	7,310	14,785	68,834	165,024
Savings deposits	48,222	-			48,222
Time deposits	25,001	6,881	14,243	68,685	114,810
Deposits from banks	872	429	542	149	1,992
Total	99,979	7,310	14,785	68,834	190,908

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2009.

(in millions of R$)
Maturity within three months	14,878
Maturity after three months to six months	3,901
Maturity after six months to twelve months	9,517
Maturity after twelve months	58,519
Total time deposits in excess of US$100,000	86,815

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview – Regulation and Supervision – Regulatory Capital Requirements.” Additional information on capital requirements is discussed in note 31 to our consolidated financial statements.

Minimum Capital Requirements

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2009, 2008 and 2007, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

Taking into account the agreement to combine the operations of Itaú and Unibanco Financial Groups entered into in November 2008, we have presented information on minimum capital requirements to the Central Bank only on a combined basis of Itaú and Unibanco since November 2008. The comparative information for 2007 corresponds only to Itaú Unibanco Holding and, as a result, it may not be directly comparable with the information in 2008 .

(in millions of R$, except percentages)
	Full consolidation
	2009	2008	2007
Tier 1 Capital	57,706	52,156	29,611
Tier 2 Capital	12,837	15,926	7,721
Tier 1 plus Tier 2 Capital	70,543	68,082	37,332
Adjustments	(28)	(87)	(237)
Our regulatory capital (1)	70,515	67,995	37,095
Minimum regulatory capital required (2)	46,513	45,819	22,850
Excess over minimum regulatory capital required	24,002	22,176	14,245
Total risk-weighted assets	422,840	416,540	207,726
Our regulatory capital to risk-weighted assets ratio	16.7%	16.3%	17.9%
(1) Based on Central Bank requirements (see note 31 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% as of December 31, 2009, 2008 and 2007.

Short-term Borrowings and Securities Sold Under Repurchase Agreements

Our federal funds purchased and securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$146,899 million, R$103,769 million and R$71,577 million as of December 31, 2009, 2008 and 2007, respectively. The principal categories of short-term borrowings are securities sold under repurchase agreements and trade finance borrowings and, to a lesser extent, commercial paper, mortgage notes and local on-lendings.

The table below presents a summary of the primary short-term borrowings for the periods indicated.

(in millions of R$, except percentages)
	2009	2008	2007
Securities sold under repurchase agreements
Amount outstanding	66,174	49,492	23,399
Maximum amount outstanding during the period	84,259	52,727	36,182
Weighted average interest rate at period-end	3.77%	9.95%	11.18%
Average amount outstanding during period	70,032	43,324	23,011
Weighted average interest rate	10.9%	14.3%	15.1%
Trade finance borrowings
Amount outstanding	6,093	9,166	5,805
Maximum amount outstanding during the period	10,746	10,028	7,633
Weighted average interest rate at period-end	2.27%	5.04%	4.74%
Average amount outstanding during period	6,260	6,571	5,461
Weighted average interest rate	3.29%	4.55%	4.62%
Local on-lendings
Amount outstanding	215	122	70
Maximum amount outstanding during the period	223	135	85
Weighted average interest rate at period-end	5.69%	8.72%	5.94%
Average amount outstanding during period	205	70	49
Weighted average interest rate	5.56%	6.91%	6.25%
Mortgage notes
Amount outstanding	7,854	3,035	282
Maximum amount outstanding during the period	9,663	3,178	523
Weighted average interest rate at period-end	7.30%	10.10%	9.18%
Average amount outstanding during period	7,511	2,139	328
Weighted average interest rate	8.12%	10.06%	11.10%
Commercial paper
Amount outstanding	-	60	3.00
Maximum amount outstanding during the period	-	111	3.00
Weighted average interest rate at period-end	-	3.73%	5.67%
Average amount outstanding during period	-	64	3.00
Weighted average interest rate	-	3.73%	5.67%
Euronotes
Amount outstanding	414	576	186
Maximum amount outstanding during the period	1,800	873	205
Weighted average interest rate at period-end	1.43%	3.52%	6.48%
Average amount outstanding during period	949	285	174
Weighted average interest rate	2.39%	2.32%	6.01%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	65,520	40,977	41,174
Maximum amount outstanding during the period	66,317	60,307	41,174
Weighted average interest rate at period-end	8.69%	13.47%	11.06%
Average amount outstanding during period	57,651	50,605	37,040
Weighted average interest rate	8.99%	12.45%	11.53%
Fixed rate notes
Amount outstanding	408	133	-
Maximum amount outstanding during the period	671	133	-
Weighted average interest rate at period-end	5.59%	6.18%	-
Average amount outstanding during period	526	92	-
Weighted average interest rate	4.94%	8.30%	-
Other short-term borrowings
Amount outstanding	221	208	658
Maximum amount outstanding during the period	226	208	705
Weighted average interest rate at period-end	7.54%	0.44%	21.94%
Average amount outstanding during period	205	208	646
Weighted average interest rate	8.47%	0.44%	22.07%
Total amount outstanding	146,899	103,769	71,577

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and Companhia E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family.  See “Item 4B.  Business Overview – Our Ownership Structure” and “Item 7A.  Major Shareholders.” Our list of significant subsidiaries as of December 31, 2009 is included as Exhibit 8.1 to this  annual report.  This list contains information relating to our significant subsidiaries in accordance with our consolidated financial statements as of and for the years ended December 31, 2009 and 2008.

4D.	Property, Plants and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings.  The main offices and the main activities conducted in each of them are:

•	Itaú Unibanco Centro Empresarial, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial department, back-offices and main administrative departments;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center;

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•	The wholesale and investment bank activities at our leased office, located at Avenida Brigadeiro Faria Lima, 3,400, 3rd through 12th floor, São Paulo;

•	Edifício WTorre, located at Avenida das Nações Unidas, 7,815, 3rd through 13th floor, São Paulo – administrative center;

•	Centro Administrativo Unibanco, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative center and data processing center;

•	Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center; and

•	Edifício Barão de Iguape, located at Praça do Patriarca, 30 / Rua Direita, 250 – São Paulo – administrative center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first semester of 2010 to the third quarter of 2029.  We own 16.0% of our total administrative offices and branches (including electronic service points, banking sites and parking lots) and lease the remainder 84.0%.  We also own 33.0% of our central administrative buildings and branches and lease the remainder 67.0%.

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

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the last quarter of 2008.  The crisis has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in commodities prices and a sharp decline in credit availability and liquidity, as well as a general reduction in the levels of transactions observed in the capital markets worldwide. The credit markets are still resuming and the capital markets are starting to recover around the world.

Since the second half of 2009 important evidences of recovery had accumulated and positive growth on world GDP is expected for 2010. Not all countries are recovering at the same pace. Particularly, the new industrialized countries in South East Asia, Latin America and, particularly Brazil are showing vigorous recovery while Europe lags behind. Some central banks are already removing their expansionary stance in monetary policy. Countries such as Australia and China have already taken steps to reduce the monetary stimulus and the US has increased the rediscount rate in an early move to announce future exit from expansionary policy. Nonetheless important risks have been accumulated in the aftermath of the financial crisis in Europe, such as the high debt levels that impairs growth and increases the risk of sovereign default. Particularly the markets have increased the risk premiums on debt of Greece and Portugal and in lesser extend Italy, Ireland and Spain. Portugal was downgraded to A+ by Standard and Poor’s in January 2009, and more recently by Fitch on March 2010 from AA to AA-.  Greece suffered a one notch downward reclassification to A2 by Moody’s and to BBB- by Fitch and Standard & Poor’s. The debt of these countries is held by international financial institutions, what may impact the results of banks and investment funds. Although the European Union is prepared to face this difficulties, a financial deterioration of any of these countries may impair the world recovery and as consequence the recovery of Brazil.

Our results of operations were negatively affected by the global financial markets crisis and the change in the Brazilian economic scenario. The prospects for 2010 are much better than they were for 2009, but risks remain and the fiscal problems in advance economies will impact future growth.

Other Factors Affecting Financial Condition and Results of Operations

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual GDP growth of 4% from 2004 to 2009, which led to increased bank loans and deposits. The downward trend in inflation in recent years has allowed the Central Bank to ease the short-term benchmark interest rate to 8.75% at December 2009 from 17.75% in December 2004. This reduction of interest rates lowered the cost of credit for households and businesses. As a proportion of GDP, bank lending expanded to 45.0% in 2009 from 24.5% in 2004.

In 2009, the Brazilian economy stagnated in the wake of the international financial crisis; however, the recession lasted a few quarters until the second quarter of 2009 before the Brazilian economy emerged from recession and regained its growth momentum. Notwithstanding the relatively brief effects of the international crisis, we remain exposed to volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the Euro and the Yen. We also continue to be exposed to inflation, tax-policy changes and regulatory changes, which are sometimes adopted on short notice.

Recent changes in tax policy that affect financial operations include the Brazilian senate’s elimination of the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, in 2008. CPMF was a temporary tax instituted in 1992 that was payable on certain banking transactions at a rate of 0.38% of the financial value of the transaction. The CPMF was payable on all transfers from checking accounts and financial institutions were responsible for the collection and remittance of the CPMF. In response, the Brazilian government increased the CSLL in May 2008 from 9% to 15% and the IOF beginning in January 2008. Also, in the aftermath of the international crisis, in October 2010, the government imposed a 2% IOF tax rate on foreign investment flows to the financial and capital markets. It also extended the IOF at a 1.5% tax rate to domestically negotiated operations backed by depositary receipts. The CSLL is a tax on income with specific tax rates for banking institutions, while the IOF is a tax levied on foreign exchange transactions, loan transactions, insurance transactions and transactions involving bonds and securities.

To moderate the impact of the international crisis, the Central Bank responded in 2009 with a number of measures. Besides reducing the SELIC rate, the Central Bank deployed part of its international reserves to replace international credit lines impacted by Lehman Brothers Holdings Inc.’s bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. Those initiatives, along with fiscal measures, contributed to keeping the recession relatively brief (mostly concentrated between the fourth quarter of 2008 through the first quarter of 2009) and ensured a strong recovery in the second half of 2009. These counter-cyclical measures were possible by the good stance of monetary and fiscal policy at the beginning of the crisis which allowed the government to react to adversity with expansionary demand policies. This was the first time that the Brazilian government was prepared to neutralize an adverse shock.

The crisis has not had a significant effect on Brazil’s financial institutions, as most Brazilian banks generally had no material exposure to U.S. mortgages. We have not undertaken any credit operations in the U.S. market, including collateralized debt obligations. However, the recent crisis in the United States mortgage market could affect the market value of Brazilian institutions, due to increased volatility in international markets. There is also a risk that the Brazilian government chooses to adopt regulatory measures to avoid abrupt shifts in international financial flows, with potentially adverse effects on our operations.

Despite Brazilian regulators’ successful management of the crisis, a number of regulatory changes for the local banking sector are under consideration, such as limits to financial institution compensation packages, more disclosure of operations with derivatives and possible modifications to capital requirement models. These changes have the potential to adversely affect our operations and profitability.

One consequence of the crisis in Brazil has been a decline in fiscal revenues and, consequently, a reduction in the primary surplus. In 2009, the public sector posted a primary surplus of 2.1% of GDP, lower than the recent historical average (3.5% of GDP from 2003 to 2008). The resumption of stricter fiscal policy targets is necessary for returning to the downward trend in the debt to GDP ratio, which rose to 42.9% at the end of 2009 from 38.4% at the end of 2008, after several years of continuous reduction. Fiscal responsibility is important to safeguard the sovereign investment grade rating of Brazil and to bolster the fiscal flexibility necessary to manage future economic downturns.

Another effect of the crisis has been a contraction in export revenues to US$152,995 millions in 2009 from US$197,942 millions in 2008. The trade balance surplus remained almost stable at US$25,347 millions from US$24,836 millions in 2008, but the current account (net balance from trade of goods and services plus international transfers) posted a deficit of 1.6% of GDP, a negative number for the second consecutive year in 2009. The deficit is expected to widen in 2010. Even though Brazil’s external solvency improved considerably with US$238,520 millions in international reserves and only US$202,329 millions in external debt, the recent external account results could increase exchange-rate volatility.

On April 30, 2008, Standard & Poor’s Rating Services upgraded the long-term rating of Brazil’s sovereign foreign currency debt to BBB- from BB+, lifting it to investment grade. On May 29, 2008, Fitch Ratings (“Fitch”) followed suit and upgraded Brazil to investment grade, raising its rating to BBB- from BB+. On September 22, 2009, Moody’s Investor Service Inc. (“Moody’s”) raised the nation’s sovereign rating to Baa3 from Ba1. Those upgrades contributed to further increase the inflow of foreign capital, which in turn strengthened the real. Yet, the rating agencies have highlighted weaknesses in Brazil’s fiscal policy, including Brazil’s high debt to GDP ratio in comparison to countries with a similar credit rating, along with structural impediments to growth and investment vis-à-vis  similarly situated countries.

The next presidential elections in Brazil will take place in October 2010. We do not expect drastic changes in economic policy with the new administration, but in the past, both the exchange rate and the risk spread of Brazil’s sovereign debt experienced increased volatility during the electoral campaign.

The table below shows the real GDP growth, the inflation rate and the  interest rate in Brazil as of  years ended December 31, 2009, 2008, 2007 and 2006:

	As of and for the year ended December 31,
	2009	2008	2007	2006
Real GDP growth % (1)	(0.2)	5.1	6.1	4.0
Inflation rate % (2)	(1.4)	9.1	7.9	3.8
Inflation rate % (3)	4.3	5.9	4.5	3.1
Exchange rate variation %(R$ /US$) (4)	-25.5	31.9	-17.2	-8.7
TR – a reference interest rate % (5)	0.20	2.27	0.85	1.99
CDI (interbank interest rate) % (6)	8.61	13.46	11.11	13.14
SELIC – overnight interest rate % (5)	8.65	13.66	11.18	13.19
(1) Source:  IBGE.
(2) Source:  General Price Index - Internal Availability (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, as published by the Fundação Getulio Vargas.
(3) Source:  IPCA, as published by IBGE.
(4) Source:  Central Bank (accumulated rates for the period, negative numbers mean appreciation of the Brazilian real).
(5) Source:  Central Bank (period end).
(6) Source:  CETIP (period end).

Certain Effects of the Real Variation and Interest Rates on Our Net Interest Income

The variation of the real can affect our net income because part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.  When the real devaluates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings as the cost in reais of the related interest expense increases.  At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans due to increased interest income from the assets measured in reais . When the real appreciates, the effects are the opposite of those described above.  We have adopted a strategy for managing our foreign exchange risk exposure between Brazilian reais and the U.S dollar that has the objective of reducing the effects of exchange rate variations to affect the net income. In order to achieve this objective, the foreign exchange risk is economically hedged by means of the use of derivative financial instruments. Our strategy for hedging also takes into consideration all the related tax effects. However, the management of the gap in foreign currencies can have material effects on net income. Also, our trading desks takes positions in order to optimize our risk adjusted return on capital that may be affected by changes in interest rate and exchange rates.

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

Allowance for Loans and Lease Losses

The allowance for loans and lease losses represents our estimate of the inherent losses on our loan and lease portfolio at the end of each reporting period.  The methodology for determining the allowance for loans and lease losses is further described in “Item 4B. Business Overview – Selected Statistical Information – Loan Approval Process - Allowance for Loan and Lease Losses.”  The determination of the amount of allowance for loans and lease losses involves judgments with respect to the amount of allowance related to credits reviewed on a portfolio basis.  The allowance determined for credits reviewed on an individual basis requires judgments in identifying the factors affecting the risk and assigning a specific rating.  Many factors affect the estimate of the range of losses in each of the categories in which we estimate the allowance on a portfolio basis, such as the specific definition of the methodology used to measure historical delinquency and the definition of the relevant historical period to be considered during the measurements.  Additionally, factors affecting the specific amount of provisions to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category.  Although we frequently review and improve our models, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment result in greater uncertainty of these models than in more stable macroeconomic environments. Our total allowance for loan losses as of December 31, 2009 and 2008 is R$19,968 million and R$12,202 million, respectively and we have recognized a provision for loan losses in our statement of income of R$15,372 million, R$9,361 million and R$5,542 million for the years ended December 31, 2009, 2008 and 2007.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets including derivatives.  Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to consolidated financial statements. Total securities at fair value in our balance sheet at December 31, 2009 and 2008 amount to R$109,243 million and R$84,905 million and we carried derivatives (net) at fair value amounting to R$732 million and R$2,014 million, respectively. We determine the fair values of our financial instruments based on the concepts established by ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. According to this standard there are different levels of inputs that may be used to measure the fair value of financial instruments   and we prioritize the use of available inputs in a higher level before using inputs in level that is lower in the hierarchy. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets; Level 2 inputs are directly or indirectly observable inputs other than those included in Level 1, like similar assets or liabilities, identical assets or liabilities in illiquid markets, inputs other than quoted prices, among others; Level 3 inputs are unobservable inputs that reflect our own assumptions about market participant assumptions when pricing an asset or liability. ASC 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair values. Therefore, for instruments classified in Levels 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within level 3 of the hierarchy, judgments are more significant. In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Additionally with respect to non-exchange traded products management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, our own creditworthiness, constraints on liquidity and unobservable parameters, where relevant. While we believe valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The securities classified as Level 3 as of December 31, 2009 and 2008 amount to and R$2,162 million and R$7,368 million respectively and net derivatives as of such date amount to R$(932) million and R$1,004 million, respectively. For additional information see Note 28 to our audited financial statements. Judgments are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations.  Factors that are used by management in determining whether a decline is “other-than-temporary” include mainly the observed period of the loss, the degree of the loss whether we will be required to sell the security before recovery and the expectation as of the date of analysis as to the potential for realization of the security.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are used for, but not limited to, the allowance for loan and lease losses, estimates of the fair value of financial instruments, estimates of fair value of assets and liabilities acquired in business combinations, the amount of valuation allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability , the definition of assumptions used for computing pension plan liabilities, the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable. Therefore, actual results could differ from our estimates. During 2009 as result of the acquisition of control of Redecard and  of the Association we recognized goodwill amounting to R$ 14,376 and long-lived intangible assets (brand) of R$ 1,394. Goodwill corresponds to goodwill on the acquisition of control of Redecard which is one of our reporting units and is a publicly traded company. Long-lived intangible assets are related both to the Redecard brand and to brands acquired in connection with the Association. If the fair value of the reporting unit Redecard decreases and we concluded goodwill is impaired we may be required to recognize an impairment charge. Also if the fair value, considering market conditions and market-participants assumptions, of any of the brands acquired decreases with respect to its carrying amount we may be required also to recognize an impairment charge. In future periods we may be reducing or discontinuing the use of certain brands acquired which will likely result in a reduction on its estimated fair value.

Results of Operations for Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Results of Operations

The following table shows the principal components of our net income for 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)

Interest income	72,567	47,649
Interest expense	(31,876)	(26,508)
Net interest income	40,691	21,141
Provision for loan and lease losses	(15,372)	(9,361)
Net interest income after provision for loan and lease losses	25,319	11,780
Non-interest income	40,436	15,775
Non-interest expense	(42,294)	(24,011)
Income before taxes and extraordinary item	23,461	3,544
Taxes on income	(8,849)	1,334
Net income	14,612	4,878
Less: Net Income attributable to noncontrolling interest	(527)	(29)
Net income Attributable to Itaú Unibanco	14,085	4,849

During 2009, we faced two challenges that affected our results of operations. First, internally we experienced significant changes related to the association between Itaú and Unibanco Financial Groups. We announced the Association in 2008 and the Central Bank approved it on February 18, 2009. For U.S. GAAP purposes, the Results of Unibanco are consolidated from February 18, 2009. Thus, the financial statements for the year ended December 31, 2009 present the effects from the Association and consolidate the results of operations of Unibanco in our consolidated statement of income and the financial position in our consolidated balance sheet.

During the year, we defined the management team that would lead the new institution. In addition, we finalized the selection of the members of the board of directors and board of officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels. At the same time, we re-evaluated market opportunities and business models and established redefined targets for the commercial area. We commenced the branch transformation program associated with the integration of the operations of the two banks in the second half of 2009 and we expect to accelerate it in 2010.

The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in nonperforming loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, expenses with provision for loan and lease losses increased to address these changes in asset quality. But, at the end of 2009, the balance of nonperforming loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

The average balance of total assets grew 53.9% in 2009 compared to the previous year, and the balance of loans and leases increased 58.5% mainly as result of the consolidation of Unibanco. The increase in the average volume of earning assets and the effects of exchange rate variation on our financial and derivatives instruments had a significant impact on net income. The growth of our credit portfolio and the effect of the international financial crisis over the growth of the Brazilian GDP were the main causes to the increase of allowance for loan and lease losses.

Interest Income

The following table shows the principal components of our interest income for 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)
Interest income
Interest on loans and leases	48,582	31,326
Interest on deposits in banks	3,534	3,028
Interest on Central Bank compulsory deposits	519	1,051
Interest on securities purchased under resale agreements	8,673	5,369
Interest on trading assets	7,086	4,141
Interest and dividends on available-for-sale securities	3,996	2,536
Interest on held-to-maturity securities	177	198
Total interest income	72,567	47,649

The R$24,918 million or 52.3% increase in interest income in 2009 is primarily due to an increase in the balance of loan and lease operations and, to a lesser extent, due to an increase in the balance of securities purchased under resale agreements and trading assets. The loans and leases portfolio reached R$278,177   million (including guarantees), increasing 51.8% in 2009 compared to 2008, mainly due to the consolidation of Unibanco.

 The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatory required loans,” which are sector-directed loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B – Business Overview – Regulation and Supervision.” In addition, the table presents the balance of credit operations in Argentina, Chile, Uruguay and Paraguay.

	As of December 31,
	(in millions of R$ , except for percentages)
	2009		2008
Total of loans and leases	245,736	88.3%	169,700	92.6%
Guarantees granted	32,441	11.7%	13,513	7.4%
Total of loans and leases (including guarantees granted)	278,177	100.0%	183,213	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2009		2008		Variation (%)
Loans to individuals	103,306	37.1%	70,589	38.5%	32,716	46.3%
Credit card	30,115	10.8%	13,624	7.4%	16,491	121.0%
Personal credit	21,458	7.7%	15,616	8.5%	5,842	37.4%
Vehicles	51,732	18.6%	41,349	22.6%	10,383	25.1%
Loans to companies	149,521	53.8%	91,936	50.2%	57,585	62.6%
Micro-, small- and medium-sized companies	60,880	21.9%	36,926	20.2%	23,954	64.9%
Large companies	88,641	31.9%	55,010	30.0%	33,630	61.1%
Regulatorily required loans *	13,643	4.9%	8,412	4.6%	5,231	62.2%
Argentina / Chile / Uruguay/ Paraguay	11,708	4.2%	12,275	6.7%	(567)	-4.6%
Total of loans and leases (including guarantees granted)	278,177	100.0%	183,213	100.0%	94,964	51.8%

* Regulatorily required loans are composed by loans to individuals and companies.

Interest on loans and leases totaled R$48,582 million in 2009, an increase of R$17,256 million, or 55.1% compared to 2008. This increase was primarily a result of the consolidation of Unibanco and to a lesser extent to an increase in the average volume of loans and lease transactions (other than with large companies and loans to clients of subsidiaries abroad, which experienced a decrease in 2009 compared to 2008).

Loans to individuals (including guarantees granted) totaled R$103,306 million in 2009, an increase of R$32,716  million, or 46.3% compared to 2008. This increase is primarily a result of a 121.0% growth in credit card, totaling R$30,115 million in 2009 due to the consolidation of Unibanco and to the consistently growing popularity of this product due to its practicality and safety. Vehicles transactions increased R$10,383 million, or 25.1% in 2009 compared to 2008, totaling R$51,732 million, as a result of our focus on this segment and due to the consolidation of Unibanco. Personal credit transactions increased 37.4% in 2009 compared to 2008, totaling R$21,652 million, as a result of the consolidation of Unibanco. Since 2009 we adopted a more restrictive credit policy focused on credit risk quality to face the adverse effects of the international financial turmoil.

Loans to companies (including guarantees granted) totaled R$149,521 million in 2009, an increase of R$57,585  million, or 62.6% compared to 2008.  Loans to large companies increased R$33,630 million, or  61.1% in 2009 compared to 2008, totaling R$88,641 million, mainly due to the consolidation of Unibanco. Loans to micro-, small- and medium-sized companies increased R$23,954 million, or 64.9% in 2009 compared to 2008, totaling R$60,880 million, mainly due to the consolidation of Unibanco and, to a lesser extent as a result of our focus on this segment.

Interest on deposits in banks totaled R$3,534 million in 2009, an increase of R$506 million, or 16.7%,  compared to 2008. This increase was due primarily to the increase on the average balance of these deposits, partially related to the consolidation of Unibanco.

Interest on Central Bank compulsory deposits totaled R$519 million in 2009, a decrease of R$532   million, or 50.6%, compared to 2008. This decrease was mainly due to decreases in the levels of compulsory deposits required by the Central Bank as part of their adoption of measures to manage the international financial crisis by increasing the liquidity of the financial system as a whole. Accordingly, we redirected these resources to loans that yield higher returns.

Interest on securities purchased under resale agreements totaled R$8,673 million in 2009, an increase of R$3,304 million, or 61.5% in 2009 compared to 2008.  This increase was mainly due to the increase in the average balance of securities purchased under resale agreements related to our strategy to manage liquidity and to a lesser extent to the consolidation of Unibanco.

Interest income on trading assets totaled R$7,086 million in 2009, an increase of R$2,945 million, or 71.1%, compared to 2008. This increase was mainly due to an increase in the average balance of trading assets in 2009 compared to 2008 mainly related to the consolidation of Unibanco.

Interest income from available-for-sale securities totaled R$3,996 million in 2009, an increase of R$1,460 million, or 57.6%, compared to 2008. This increase was mainly due to a growth in the average balance of available-for-sale securities in 2009 compared to 2008 mainly related to the consolidation of Unibanco.

Interest Expense

The following table shows the principal components of our interest expense in 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)
Interest expense
Interest on deposits	(11,773)	(6,233)
Interest on securities sold under repurchase agreements	(7,177)	(6,489)
Interest on short-term borrowings	(5,314)	(7,737)
Interest on long-term debt	(4,586)	(4,721)
Interest credited to investment contracts account balance	(3,026)	(1,328)
Total interest expense	(31,876)	(26,508)

Total interest expense was R$31,876 million in 2009, an increase of R$5,368 million, or 20.3%, compared to 2008.

Interest expense on deposits was R$11,773 million in 2009, an increase of R$5,540 million, or 88.9%, compared to 2008, mainly as a result of an increase of the average balance of deposits caused by the consolidation of Unibanco and to managing the adequate liquidity levels mainly by using time deposits as funding.

Interest on securities sold under repurchase agreements was R$7,177 million in 2009 an increase of  R$688 million, or  10.6%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and, to a lesser extent, an increase on the average balance of securities sold under repurchase agreements related to our strategy of liquidity management.

Interest on short-term borrowings totaled R$5,314 million in 2009, a variation of R$2,423 million, or 31.3%, compared to 2008. This decrease is mainly related to the impact of exchange rate variation on funding denominated in or indexed to foreign currencies, partially offset by an increase on the average balance of short-term borrowings mainly related to the consolidation of Unibanco.

Interest on long-term debt totaled R$4,586 million in 2009, with a variation of R$135 million, or 2.9% compared to 2008. This change was mainly due to the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies, offset by an increase on the average balance of long-term debt mainly related to the consolidation of Unibanco.

Interest credited to the investment contracts account balance totaled R$3,026 million in 2009, an increase of R$1,698  million, or 127.9%, compared to 2008. This increase is due to a growth in the average balance of investment contracts as a result of good market acceptance of our investment contracts. See “Item 4B – Business Overview – Retail Banking – Private Retirement Plans.”

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$15,372 million in 2009, an increase of R$6,011 million, or 64.2%, in comparison to 2008, which was primarily caused by the effects of the international financial turmoil. During the first half of 2009, the adverse effects of the international economic and financial crisis spread among a number of industries, resulting in increased risk related to certain credit portfolios. Levels of non-performing loans increased for individuals and company portfolios generally, reflecting this adverse context. At the end of the first half of 2009, however, the Brazilian economic outlook improved, as a result of the tax incentive packages to foster consumption and overall economic activity levels. By the end of third quarter 2009, there was evidence that the worst moment of the adverse credit cycle for retail lending was over. At the end of 2009, we also had evidence that the quality of our commercial lending portfolio had improved.

Non-Interest Income

The following table shows the principal components of our non-interest income in 2009 and 2008.

	Year Ended December, 31.
	2009	2008
	(in millions of R$)
Non-interest income
Fee and commission income	13,479	8,941
Trading income (loss)	9,284	(2,843)
Net gain (loss) on sale of available-for-sale securities	211	(114)
Net gain on foreign currency transactions	2,619	1,059
Net gain (loss) on transactions of foreign subsidiaries	(3,390)	1,938
Equity in earning of unconsolidated companies, net	(9)	474
Insurance premiums, income on private retirement plans and on capitalization plans	8,132	3,917
Other non-interest income	10,110	2,403
Total non-interest income	40,436	15,775

In 2009, our non-interest income totaled R$40,436 million, an increase of R$24,661 million, or 156.3%, in 2009 compared to 2008. This increase was primarily due to the variation of R$12,127   million in trading income (loss) related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and to a lesser extent to the increase of R$4,538   million in fee and commission income and an increase of R$4,215   million in insurance premiums, income on private retirement plans and on capitalization plans, mainly associated with the consolidation of Unibanco and due to the increased acceptance of our products. We also had an increase of R$7,923   million in other non-interest income, mainly due to the recognition of a gain with the remeasurement of our previously held interest related to the acquisition of control  in Redecard and its consolidation in our financial statements. These increases were partially offset by the decrease of R$5,328   million in net gain (loss) on transactions of foreign subsidiaries. The exchange rate volatility after the turmoil in the international financial markets was the primary cause of this variation.

Fee and commission income totaled R$13,479   million in 2009, an increase of R$4,538   million, or 50.8%, compared to 2008. This increase was primarily due to the consolidation of Unibanco and Redecard during the year, with an increase of R$2,298   million in credit card fees related to the growth in our credit card customers’ base and activities and an increase of R$1,237   million in fees charged on checking account services as a result of the growth of our customers’ base. We also had the increase of R$321   million in asset management fees and R$307   million in collection fees related to the consolidation of Unibanco.

Trading income (loss) totaled R$9,284 million in 2009, an increase of R$12,127 million compared to 2008. This increase reflects incomes associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad. The main factor contributing to the significant increase is the exchange rate variation and valuation of the real against foreign currencies in 2009 in comparison to a significant devaluation of the real against foreign currencies in 2008. Also during 2009 we have positioned ourselves to take profit of volatility observed and movements in interest rates which have contributed to a lesser extent to the change observed from period to period.

Our net gain (loss) on sales of available-for-sale securities was R$211 million in 2009, an increase of R$325 million in comparison to 2008. Unlike 2008, when available-for-sale securities were traded with losses recognition, the securities traded in 2009 benefited from the perception of a more favorable macroeconomic environment, which had positive effects on the market value of the securities.

Net gain on foreign currency transactions increased by 147.3% from R$1,059  million for 2008 to R$2,619 million for 2009, an increase of R$1,560 million. This increase in income from foreign exchange operations was mainly due to our trading performance on foreign currency market, as well as the consolidation of the operations of Unibanco in 2009.

Net gain (loss) on transactions of foreign subsidiaries totaled a loss of R$3,390 million in 2009 compared to a gain of R$1,938 million in 2008, as a result of the effect of exchange rate variation on assets and liabilities of subsidiaries abroad. During 2009, the real appreciated 25.5% against the U.S. dollar and, in 2008, the real depreciated 31.9%, mainly due to the effects of the international financial turmoil on foreign exchange market.

Equity in earnings of unconsolidated companies totaled a loss of R$9 million in 2009 compared to a gain of R$474 million in 2008. This decreased was mainly due to a impairment loss in our investment in Banco BPI.

Insurance premiums, income on private retirement plans and on capitalization plans totaled R$8,132 million in 2009, an increase of R$4,215 million, or 107.6%, compared to 2008. The results of insurance premiums, income on private retirement plans and on capitalization plans were mainly affected by the consolidation of the operations of Unibanco in 2009, as well as by the increase in our sales of insurance pension plans and capitalization products.

Other non-interest income totaled R$10,100   million in 2009, an increase of R$7,707   million, or 320.7%, compared to 2008. This increase was mainly due to the recognition of a gain with the remeasurement of our previously held interest related to the acquisition of control in Redecard and its consolidation in our financial statements, and to a lesser extent to the recognition of a bargain purchase gain related to the Association.

Non-Interest Expense

The following table shows the main components of our non-interest expense in 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)
Non-interest expense:
Salaries and employee benefits	(10,589)	(6,170)
Administrative expenses	(10,001)	(6,409)
Amortization of intangible assets	(3,663)	(1,201)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(6,452)	(3,301)
Depreciation of premises and equipment	(1,250)	(756)
Other non-interest expense	(10,339)	(6,174)
Total non-interest expense	(42,294)	(24,011)

Non-interest expense totaled R$42,294 million in 2009, an increase of R$18,283 million compared to 2008.

Salaries and employee benefits expenses totaled R$10,589 million in 2009, an increase of R$4,419 million, or 71.6%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and Redecard and to the impact of the Worker’s Union Agreement established in September 2009 pursuant to which compensation, benefits and charges were increased by 6.0%.

Administrative expenses totaled R$10,001 million in 2009, an increase of R$3,592 million, or 56.0%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and Redecard and expansion of our operating activities, which affected all administrative expense items.

Amortization of intangible assets totaled R$3,663 million in 2009, an increase of R$2,462 million, or 205.0%, compared to 2008. This increase was due to an increased balance of amortizable intangible assets acquired in the periods, particularly those related to Unibanco and Redecard.

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled R$6,452 million in 2009, an increase of R$3,151 million, or 95.5%,  compared to 2008. This increase was mainly related to the consolidation of Unibanco operations.

Depreciation of premises and equipment totaled R$1,250 million in 2009, an increase of R$494   million, or 65.3%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and Redecard in our financial statements and, to a lesser extent, to increased capital expenditures made in 2009 compared to 2008.

Other non-interest expenses totaled R$10,339 million in 2009, an increase of R$4,165 million, or 67.5%, compared to 2008. In 2009, we had an increase of R$ 1,900   million in taxes on services, revenues and other taxes that increased in proportion to the expansion in our operating activities. The agreement with CBD led to an expense of R$550 million in the period. Credit card related expenses increased R$583   million mainly due to the consolidation of Unibanco. Losses from third-party frauds increased R$ 277   million mainly related to the consolidation of Unibanco operations.

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

Income tax expense for the year resulted in a tax expense of R$8,849 million in 2009 compared to a benefit of R$1,334   million in the prior year. The main factors that contributed to the change in income tax from year to year are: (i) first we had a significant increase of 562.0% of income before taxes, in 2009 compared to 2008; (ii) the effect of exchange gains and losses on our subsidiaries abroad and the offsetting effect of economic hedge instruments on the investments. The nontaxable (deductible) exchange gains (losses) on foreign subsidiaries totaled an expense of R$1,356   million in 2009, a decrease of R$2,131   million compared to 2008; (iii) we had a higher tax benefit on dividends paid under the form of interest on shareholders’ equity (a form of tax deductible dividend) during 2009. The net tax benefit on interest on shareholders’ equity totaled R$1,474   million in 2009, an increase of R$814   million compared to 2008; and (iv) in 2008, the impact of the increase in social contribution rate was responsible for a tax benefit of R$336   million.

For Brazilian tax purposes exchange gains and losses on our investments in subsidiaries abroad are not taxable, if gain, or not deductible, if a loss and are a permanent difference. From an economic perspective we hedge the investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2009 we experienced significant valuation of the real against the foreign currencies on which our subsidiaries operate generating non-taxable losses. The valuation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable foreign-exchange gains on liabilities used also as economic hedges. The resulting effect is that in certain companies we had taxable gains with a significant increase in our tax expenses.

Results of Operations for Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results of Operations

The table below shows the major components of our net income for 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in millions of R$)

Interest income	47,649	34,603
Interest expense	(26,508)	(13,271)
Net interest income	21,141	21,332
Provision for loan and lease losses	(9,361)	(5,542)
Net interest income after provision for loan and lease losses	11,780	15,790
Non-interest income	15,775	17,015
Non-interest expense	(24,011)	(21,027)
Income before taxes and extraordinary item	3,544	11,778
Taxes on income	1,334	(4,147)
Net income before extraordinary item	4,878	7,631
Extraordinary item	-	29
Net income	4,878	7,660
Less: Net Income attributable to noncontrolling interest	(29)	2
Net income Attributable to Itaú Unibanco	4,849	7,662

During 2008, we significantly increased our operations. The average balance of total assets grew 38.3% over the previous year, and the balance of loans and leases increased 54.1%. The increase in the average volume of earning assets was offset by the effect of the exchange rate variation on our interest-bearing liabilities maintaining stable net interest income. The increase of 68.9% of allowance for loan and lease losses was mainly related to the growth of our credit portfolio and, to a lesser extent, to an adjustment to incorporate in our estimate of allowance for loan losses the effect of the international financial crisis over the growth of GDP, level of unemployment and economic activity of some industrial sectors   and the effect of these events in our retail portfolio. Net interest income after allowance for loan and lease losses decreased by R$4,010   million, or 25.4%, totaling R$11,780 million in 2008. During 2008, some factors affected our income tax expense including higher tax benefit on dividends paid under the form of interest on shareholders equity and the effect of exchange gain and losses of transactions in foreign currency of subsidiaries abroad that are not taxable. As a result, there was a significant impact on taxes on income, decreasing R$5,481 million in 2008, to a tax credit of R$1,334 million, compared to a tax expense of R$4,147 million in 2007.

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

The R$13,046 million, or 37.7% increase in interest income in 2008 is primarily due to an increase in the balance of loan and lease operations and, to a lesser extent, due to an increase in the balance of securities purchased under resale agreements and trading assets. During the year, we maintained the focus on vehicle financing and loans to micro and small companies. The loans and leases portfolio reached R$183,213 million (including guarantees), increasing 42.6% in 2008 compared to 2007, according to our strategy to increase the net interest income.

The table below shows the trend in credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. We also present the information on our “regulatory required loans,” which are sector-directed loans required by Brazilian regulation, including financing for housing and agricultural loans. See “Item 4B – Business Overview – Regulation and Supervision.” In addition, the table presents the balance of credit operations in Argentina, Chile and Uruguay.

	As of December 31,
	(in millions of R$ , except for percentages)
	2008		2007
Total of loans and leases	169,700	92.6%	116,459	90.6%
Guarantees granted	13,513	7.4%	12,042	9.4%
Total of loans and leases (including guarantees granted)	183,213	100.0%	128,500	100.0%

	As of December 31,
	(in millions of R$ except for percentages)
	2008		2007		Variation (%)
Loans to individuals	70,589	38.5%	55,602	43.3%	14,988	27.0%
Credit card	13,624	7.4%	10,969	8.5%	2,655	24.2%
Personal credit	15,616	8.5%	13,965	10.9%	1,651	11.8%
Vehicles	41,349	22.6%	30,667	23.9%	10,682	34.8%
Loans to companies	91,936	50.2%	57,216	44.5%	34,720	60.7%
Micro-, small- and medium-sized companies	36,926	20.2%	21,157	16.5%	15,768	74.5%
Large companies	55,010	30.0%	36,059	28.1%	18,952	52.6%
Regulatorily required loans *	8,412	4.6%	6,374	5.0%	2,039	32.0%
Argentina / Chile / Uruguay/Paraguay	12,275	6.7%	9,309	7.2%	2,966	31.9%
Total of loans and leases (including guarantees granted)	183,213	100.0%	128,500	100.0%	54,713	42.6%

* Regulatorily required loans are composed by loans to individuals and companies.

Interest on loans and leases totaled R$31,326  million in 2008, an increase of R$8,428 million, or 36.8% compared to 2007. This increase is primarily a result of a 54.1% growth in the average volume of loans and leases and the increase in vehicle financing portfolio and loans to companies, as described below.

Loans to individuals totaled R$70,589 million in 2008, an increase of R$14,988 million, or 27.0% compared to 2007. This increase is primarily a result of a 34.8% growth in vehicle financing, totaling R$41,349 million in 2008 due to our focus on this segment and a favorable economic environment during the first nine months of 2008. Credit card transactions increased 24.2% in 2008 compared to 2007, totaling R$13,624 million, as a result of the consistently growing popularity of this product due to its practicality and safety. Personal credit transactions increased 11.8% in 2008 compared to 2007, totaling R$15,616 million, as a result of a more restrictive credit policy focused on credit risk quality.

Loans to companies totaled R$91,936 million in 2008, an increase of R$34,720 million, or 60.7% compared to 2007.  Loans to large companies increased 52.6% in 2008 compared to 2007, totaling R$55,010 million, due to the increased demand for credit by large companies and the impact of exchange rate variation on loans denominated in or indexed to foreign currencies. Loans to micro-, small- and medium-sized companies increased 74.5% in 2008 compared to 2007, totaling R$36,926 million, mainly as a result of our continuous focus on this segment.

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

Interest on deposits in banks totaled R$3,028 million in 2008, an increase of R$176 million, or 6.2%,  compared to 2007. This increase was due primarily to the increase on the interest rates, partially offset by the decrease on the average balance of these deposits.

Interest on Central Bank compulsory deposits totaled R$1,051 million in 2008, an increase of R$142 million, or 15.6%, compared to 2007. This increase was due to higher average basic interest rates (SELIC), partially offset by the decrease on the balance of deposits related to changes on compulsory reserve requirements that occurred after the worsening of the international financial crisis.

Interest on securities purchased under resale agreements totaled R$5,369 million in 2008, an increase of R$2,994 million, or 126.1% in 2008 compared to 2007.  The income related to these operations increased due to the increase of R$19,914 million in the average balance of securities purchased under resale agreements related to our strategy to manage liquidity.

Interest income on trading assets totaled R$4,141 million in 2008, an increase of R$723 million, or 21.2%, compared to 2007. This increase was mainly due to a 30.9% increase in the average balance of trading assets in 2008 compared to 2007 related to our strategy to manage liquidity.

Interest income from available-for-sale securities totaled R$2,536 million in 2008, an increase of R$544 million, or 27.3%, compared to 2007. This increase was mainly due to a 24.6% growth in the average balance of available-for-sale securities in 2008 compared to 2007.

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

Total interest expense was R$26,508 million in 2008, an increase of R$13,237 million, or 99.7%, compared to 2007.

Interest expense on deposits was R$6,233 million in 2008, an increase of R$2,723  million, or 77.6%, compared to 2007, mainly as a result of an increase of R$29,103 million on the average balance of deposits. The increase on the balance of deposits is related to our large customer’s base that provides us with the funding to support the expansion in credit transactions and maintain adequate liquidity levels.

Interest on securities sold under repurchase agreements was R$6,489 million in 2008 an increase of  R$3,036 million, or  87.9%, compared to 2007. This increase was mainly due to a 97.7% increase on the average balance of securities sold under repurchase agreements compared to 2007 related to different funding strategies, i.e., the increase in credit transactions is supported by funds obtained from customers, while marginal funding needs are met through funds obtained in the market.

Interest on short-term borrowings totaled R$7,737 million in 2008, an increase of R$4,408 million, or 132.4%, compared to 2007. The average balance of short-term borrowing totaled R$58,252 million in 2008 and was affected by the increase on the balance of securities issued and sold to customers under repurchase agreements   as a result of our funding strategy to raise funds in the market and backed by own securities, and, to a lesser extent, the impact of exchange rate variation on funding denominated in or indexed to foreign currencies.

Interest on long-term debt totaled R$4,721 million in 2008, an increase of R$3,288  million, or 229.4%, compared to 2007. This increase was mainly due to the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies, and, to a lesser extent, the increase on the average balance of long-term debt.

Interest credited to the investment contracts account balance totaled R$1,328 million in 2008, a decrease of R$218 million, or 14.1%, compared to 2007. This decrease is due to the effects of the turmoil in the international financial crisis on local financial markets. See “Item 4B – Business Overview – Retail Banking – Private Retirement Plans.”

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$9,361 million in 2008, an increase of R$3,819 million, or 68.9%, in comparison to 2007. The increase in provision for loan and lease losses was mainly due to the increase on average balance of loans and leases, and, to a lesser extent, due to adjustments to our criteria to make provisions for loan and lease losses. We based these criteria on historic information of losses and decided to adjust the information to incorporate the economic scenario during the last quarter of 2008 which resulted in deterioration of the credit risk in our loan and lease portfolio. This adjust mainly affected the expenses related to the retail portfolio, totaling R$1,489 million on December 31, 2008. We also considered the impact in our corporate clients’ portfolio by reviewing the consequences of the international economic turmoil over different economic sectors. It is important to emphasize that we have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations.

Non-Interest Income

The following table shows the principal components of our non-interest income in 2008 and 2007.

	Year Ended December, 31.
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

In 2008, our non-interest income totaled R$15,775 million, a decrease of R$1,240 million, or 7.3%, in 2008 compared to 2007. This decrease was primarily due to the decrease of R$4,798 million in trading income (loss) related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad. This decrease was partially offset by the increase of R$2,909 million in net gain (loss) on transactions of foreign subsidiaries and the increase of R$976  million in net gain on foreign currency transactions. The exchange rate volatility caused by the turmoil in international financial markets was the primary cause of these variations.

Fee and commission income totaled R$8,941 million in 2008, an increase of R$1,109 million, or 14.2%, compared to 2007. This increase was primarily due to an increase of R$668 million in fees charged on checking account services as a result of the growth of our customers’ base and an increase of R$246 million in credit card fees related to the growth in our credit card base.

Trading income (loss) totaled R$(2,843) million in 2008, a decrease of R$4,798 million compared to 2007. This decrease reflects losses associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad due to a significant exchange rate variation and devaluation of the real against foreign currencies.

Net gain on foreign currency transactions totaled R$1,059  million in 2008, an increase of R$976  million, or 1175.9%, compared to 2007. This increase was mainly due to arbitrage gains on foreign currency operations due to increased market volatility.

Net gain (loss) on transactions of foreign subsidiaries totaled a gain of R$1,938 million in 2008 compared to a loss of R$971 million in 2007, mainly as a result of the effect of exchange rate variation on assets and liabilities of subsidiaries abroad. During 2008, the real depreciated 31.9% against the U.S. dollar compared to an appreciation of 17.2% during 2007.

Insurance premiums, income on private retirement plans and on capitalization plans totaled R$3,917 million in 2008, an increase of R$417  million, or 11.9%, compared to 2007. This increase was mainly due to a 21.4% increase in the number of mass products insurance policies written in 2008. At December 31, 2008, insurance provisions totaled R$2,394 million, an increase of 18.7% during the period. At the same date, pension plans technical provisions totaled R$25,100 million, an increase of 21.3% during the period. The number of capitalization bonds – PIC – also increased 17.7% during the period. These increases were due to the greater acceptance of our products and the efforts of our sales force.

Other non-interest income totaled R$2,403 million in 2008, a decrease of R$1,920  million, or 44.4%, compared to 2007. This decrease was mainly due to the fact that in 2008 we did not have gains on sale of equity interest while in 2007 we carried out the sale of participations in Serasa, Redecard and Bm&fBovespa.

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

Non-interest expense totaled R$24,011 million in 2008, an increase of R$2,984 million compared to 2007.

Salaries and employee benefits expenses totaled R$6,170 million in 2008, an increase of R$465  million, or 8.2%, compared to 2007. This increase was due to an increased number of branches and points of sales and the impact of the Worker’s Union Agreement established in September 2008 pursuant to which compensation, benefits and charges were increased by 8.15% or 10%, depending on the salary range.

Administrative expenses totaled R$6,409 million in 2008, an increase of R$937 million, or 17.1%, compared to 2007. This increase was due to the expansion of our operating activities, which affected all administrative expense items. As an example, during the year 2008, we had an expansion of 134 new branches in our branch network and the number of employees totaled 71,354 as of December 31, 2008, an increase of 5,250 compared to December 31, 2007.

Amortization of intangible assets totaled R$1,201 million in 2008, an increase of R$227 million, or 23.3%, compared to 2007. This increase was due to an increased balance of amortizable intangible assets acquired in the periods, particularly the rights to credit payrolls and perform tax collections for Municipal and State Governments.

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled of R$3,301 million in 2008, an increase of R$792 million, or 31.6%,  compared to 2007. This increase is mainly related to the expansion of our operations and, to a lesser extent, the regular revision of the estimated risks of the operations of insurance and private retirement.

Depreciation of premises and equipment totaled R$756 million in 2008, an increase of R$81 million, or 12.0%, compared to 2007. This increase was mainly due to increased capital expenditures made in 2007 and 2008.

Other non-interest expenses totaled R$6,174 million in 2008, an increase of R$482 million, or 8.5%, compared to 2007. In 2008, we had a decrease of R$689 million in tax expenses on services, revenue and other taxes primarily related to a reversal of tax provisions for CPMF on leasing operations. We also had an increase of R$1,006 million in litigation expenses related to constitution of provisions for civil and tax claims. Credit card related expenses increased R$148 million related to increased sales efforts.

Taxes on income

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our statement of income. Those items are known as permanent differences. Income tax expense for the year resulted in a benefit of R$1,334 million in 2008 compared to a tax expense of R$4,147 million in the prior year.

The main factors that contributed to the change in income tax from year to year are: (i) during 2008 we had a higher tax benefit on dividends paid under the form of interest on shareholders equity (a form of tax deductible dividend) because during 2007 most of our dividend distribution was made under the form of dividends, and (ii) the effect of exchange gains and losses on our subsidiaries abroad and the offsetting effect of economic hedge instruments on the investments. The net tax benefit on interest on shareholders’ equity totaled R$660 million in 2008, an increase of R$578 million compared to 2007. The nontaxable (deductible) exchange gains (losses) on foreign subsidiaries totaled a benefit of R$775 million in 2008, an increase of R$1,105 million compared to 2007.

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

5B. Liquidity and Capital Resources

Our institutional treasury and liquidity supervisory committee determines our policy regarding asset and liability management. Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the institutional treasury and liquidity supervisory committee considers our exposure limits for each market segment and product, and the volatility and correlation across different markets.

We have invested in improving risk management of the liquidity inherent in our activities. We have simultaneously maintained a portfolio of bonds and securities with higher liquidity (an “operational reserve”), which represents a potential source for additional liquidity.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the institutional treasury and liquidity supervisory committee. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically and founded on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities.  We maintain a proper balance between maturity distribution and diversity of sources of funds.  Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.  See “Item 4B– Business Overview – Risk Management – Market and Liquidity Risk Management.”

Due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships as well as facilities in place pursuant to which we can access further funding, we have not historically experienced any liquidity problems, despite the recent disruptions in the international financial markets.

The following table sets forth our average deposits and borrowings for 2009, 2008 and 2007.
	For the years ended December 31,
	2009		2008		2007
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	382,880	74.1%	230,083	68.8%	151,391	62.6%
Interest-bearing deposits	159,296	30.8%	74,390	22.3%	45,287	18.7%
Savings deposits	40,998	7.9%	29,509	8.8%	25,256	10.4%
Deposits from banks	2,605	0.5%	1,461	0.4%	3,588	1.5%
Time deposits	115,693	22.4%	43,421	13.0%	16,443	6.8%

Securities sold under repurchase agreements	65,939	12.8%	45,234	13.5%	22,880	9.5%
Borrowings:	124,953	24.2%	89,589	26.8%	67,005	27.7%
Short-term borrowings	70,861	13.7%	58,252	17.4%	41,199	17.0%
Long-term debt	54,093	10.5%	31,337	9.4%	25,805	10.7%
Investment contracts	32,691	6.3%	20,870	6.2%	16,220	6.7%
Non-interest-bearing liabilities	70,272	13.7%	68,394	20.5%	57,431	23.8%
Non-interest bearing deposits	23,799	4.6%	21,198	6.3%	18,364	7.6%
Other non-interest bearing liabilities	46,474	9.0%	47,196	14.1%	39,067	16.2%
Total liabilities	516,428	100.0%	334,329	100.0%	241,714	100.0%

Our principal sources of funding are deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B– Business Overview – Funding”, Note 15 to our Consolidated Financial Statements – Deposits, Note 16 – Short-term borrowings and Note 17 – Long term debt.
Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The recent international financial turmoil has magnified the importance of issues associated with the funding of the transactions and the liquidity of financial institutions around the world. In order to finance our operations, we concentrated efforts on liquidity provided by savings and time deposits, deposits received under repurchase agreements, borrowings and onlending. We are seeking to increase our savings deposit base and our base of managed market funds. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and more favorable fees earned on market funds.

 Our ability to obtain funding depends on numerous factors, including our credit ratings, general economic conditions, investors’ perception of emerging markets in general and of Brazil (in particular, prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding).

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2009, no events of default or failure to satisfy financial covenants had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur during 2010.

Changes in Cash Flows

During the years ended December 31, 2009, 2008 and 2007, our cash flow was affected principally by the changes in the Brazilian economic environment and market conditions. The “Association” also had a material impact on our cash flows in 2009. The following table sets forth the main variations in our cash flows during 2009, 2008 and 2007.

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of R$)
Net cash provided by (used in) operating activities	56,783	(12,681)	2,044
Net cash used in investing activities	(5,541)	(80,328)	(45,404)
Net cash provided by financing activities	(13,822)	98,836	52,276
Net increase (decrease) in cash and cash equivalents	37,420	5,827	8,916

Operating Activities

Our cash flows from operating activities provided cash inflows for approximately R$56.8 billion in 2009 cash outflows for approximately R$12.7 billion in 2008 and cash inflows for approximately R$2.0 billion in 2007. In 2009, the changes in cash flows from operating activities resulted mainly from decreases in trading assets and additional generation of cash as result of the Association. In 2008, the liquidity provided by increased deposits was applied in trading assets and was the main cause for the decrease in our cash flow from operating activities.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$5.5 billion, R$80.3 billion and R$45.4 billion in 2009, 2008 and 2007, respectively.

In 2009, the changes in cash flows from investing activities resulted mainly from the cash of Unibanco resulting from the Association and less granting of loans as compared to prior years. In 2008 and 2007, the cash used in investing activities resulted mainly from the increase in credit operations.

Financing Activities

Our cash flows from financing activities generated cash outflows of approximately R$13.8 billion in 2009, and cash inflows of approximately R$98.8 billion and R$52.3 billion in 2008 and 2007, respectively.

In 2009, the changes in cash flows from financing activities resulted mainly from reductions in deposits and other financing.

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

We paid dividends and interest on shareholders’ equity in the amounts of approximately R$3.8 billion, R$2.9 billion and R$2.3 billion for 2009, 2008 and 2007, respectively. We also acquired treasury stock, generating cash outflows of approximately R$7 million, R$1.6 billion and R$261 million for 2009, 2008 and 2007, respectively.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11% of risk-weighted assets, in lieu of the 8% minimum capital requirement of the original Basel Accord, or Basel I, and Basel II. See “Item 4B – Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements.”

As required by Central Bank rules, we currently measure our capital compliance according to two different methods: (i) by consolidating only our financial subsidiaries, and (ii) on a fully consolidated basis, including all of our financial and non-financial subsidiaries. We believe we have a solid capital base as measured by both methods. As of December 31, 2009, 2008 and 2007 our solvency ratio measured on a fully consolidated basis was 16.7%, 16.3% and 17.9%, respectively. The decrease in our solvency ratio measured on a fully consolidated basis since December 31, 2007 has been the result of several factors, including: (i) an organic increase in our total risk-weighted assets, mainly due to the growth of credit operations and (ii) the effects of the Association in the fourth quarter of 2008, partially offset by (iii) the impact of net income less payments of dividends and interest on shareholders’ equity for each period and (iv) the inclusion in Tier 1 Capital as of December 31, 2009 and 2008 of any excess allowance for loan losses over the minimum amounts required by CMN regulations (as described below).

CMN Resolution 3,490, of August 29, 2007, which sets out the criteria currently applicable to our computation of our minimum regulatory capital required, has been in effect since July 1, 2008. For calculation of our risk portions, we follow the procedures of the following Central Bank circulars and circular letters:

•           Circular No. 3,360, of September 12, 2007 for credit risk;

•           Circulars No. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008 and Circular Letters No. 3,309 and 3,310,of April 15, 2008 for market risk, and

•           Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operational risk. For calculation of our operational risk portion, we opted for the use of the standardized alternative approach.

The changes arising from CMN Resolution 3,490 and the related circulars and circular letters above have not resulted in significant changes in our credit and market risks portions. We expect, however, that the following three changes scheduled to come into effect in 2010 will affect our solvency ratio.

First, the operational risk portion of our total risk-weighted assets will be increasingly incorporated, as set forth by Circular No. 3,383. From July 1, 2009, we incorporate 80.0% of the required amount, and this percentage will be increased in every six-month period until reaching the full incorporation of the operational risk portion in our total risk-weighted assets from January 1, 2010. If we had fully incorporated operational risk portion in our total risk-weighted assets as of December 31, 2009, our solvency ratio on a fully consolidated basis as of December 31, 2009 would have been 16.5%.

Second, CMN Resolution 3,674, of December 30, 2008, permitted the full addition to Tier 1 Capital of any excess allowance for loan losses over the minimum amounts required by CMN Resolution No. 2,682 of December 21, 1999. This addition is reflected in our solvency ratio as of December 31, 2009 and 2008. However, CMN Resolution No. 3,825, of December 16, 2009, revoked Resolution No. 3,674, and will take effect from April 1, 2010. If this revocation had been in effect and we had fully incorporated the operational risk portion into our total risk-weighted assets as described in the prior paragraph as of December 31, 2009, our solvency ratio on a fully consolidated basis would have been 15.3%.

Circular No. 3,476, of December 28, 2009, requires that from June 30, 2010 our minimum regulatory capital required on a fully consolidated basis include an additional portion under regulatory capital to cover operational risk, which portion is calculated based on our weighted equity in the earnings of our subsidiaries and affiliated companies. If this requirement and the requirements described in the two preceding paragraphs had been in effect as of December 31, 2009, our solvency ratio on a fully consolidated basis would have been 15.2%.

Taking into account the agreement to combine the operations of Itaú and Unibanco Financial Groups entered into in November 2008, we have presented the information on minimum capital requirements to the Central Bank only on a combined basis of Itaú and Unibanco since November 2008. The comparative information for 2007 corresponds only to Itaú Unibanco Holding and, as a result, it may not be directly comparable with the information in 2008. The presentation of this information on a combined basis was authorized by the Central Bank as from November 2008 in spite of approval for the transaction not having yet been granted by the Central Bank and as information useful in the analyses by the Central Bank of the request of approval.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2009, 2008 and 2007, according to the full consolidation method.

	Full Consolidation
	As of December 31,
	2009	2008	2007
	(in millions of R$ , except percentages)
Tier 1 Capital	57,706	52,156	29,611
Tier 2 Capital	12,837	15,926	7,721
Tier 1 plus Tier 2 Capital	70,543	68,082	37,332
Adjustments	(28)	(87)	(237)
Our Regulatory Capital	70,515	67,995	37,095
Minimum regulatory capital required	46,513	45,819	22,850
Excess over minimum regulatory capital required	24,002	22,176	14,245
Total risk-weighted assets	422,840	416,540	207,726
Our regulatory capital to risk-weighted assets ratio	16.7%	16.3%	17.9%

(*) As submitted to the Central Bank.

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

Our institutional treasury supervisory committee analyzes the statement of income and risk information on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.  For more detailed information on the monitoring of our positions, see “Item 4B– Business Overview – Risk Management – Market and Liquidity Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities position as of December 31, 2009 and therefore does not reflect interest rate gap positions that may exist as of any given date.  In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Total interest-earning assets	203,915	44,724	44,465	56,196	89,075	83,583	521,958
Interest-bearing deposits in other banks	62,548	5,833	7,921	5,353	4,274	3,156	89,085
Securities purchased under resale agreements and federal funds sold	48,699	4,632	3,383	-	-	-	56,714
Central Bank compulsory deposits	13,869	-	-	-	-	-	13,869
Trading assets	47,203	1,221	1,391	5,017	8,510	10,187	73,529
Securities available-for-sale	8,090	2,267	4,437	5,529	9,961	10,979	41,263
Securities held-to-maturity	5	11	-	25	413	1,308	1,762
Loans and leases	23,501	30,760	27,333	40,272	65,917	57,953	245,736
Total interest-bearing liabilities	236,191	13,999	15,338	21,978	72,644	51,812	408,962
Savings deposits	48,222	-	-	-	-	-	48,222
Time deposits	16,446	8,556	6,881	14,242	43,822	24,863	114,810
Deposits from banks	570	301	429	543	84	65	1,992
Securities sold under repurchase agreements and federal funds purchased	60,617	131	427	526	1,780	2,693	66,174
Short- and long-term borrowings	69,273	5,011	7,601	6,667	26,958	24,191	139,701
Investment contracts	38,063	-	-	-	-	-	38,063
Asset/liability gap	(29,276)	30,725	29,127	34,218	16,431	31,771	112,996
Cumulative gap	(29,276)	1,449	30,576	64,794	81,225	112,996
Ratio of cumulative gap to total interest-earning assets	(5.6%)	0.3%	5.9%	12.4%	15.6%	21.6%

Exchange Rate Sensitivity

A part of our operations is denominated in, or indexed to, reais . We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although settled in reais , are dollar-indexed and therefore expose us to exchange rate risks.  The Central Bank regulates our maximum open, short and long foreign currency positions. The gap management policy adopted by our institutional treasury supervisory committee takes into consideration the tax effects on this position. Since the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability and derivative instruments in foreign exchange) of a sufficient amount, so that our total foreign exchange exposure, net of the tax effects, is consistent with our strategy of low exposure to risk.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations and dollar-linked onlendings from government financial institutions. The proceeds of these operations are mainly applied to dollar-linked lending operations and securities purchases.

The following table sets forth assets and liabilities classified by currency including those settled in Brazilian reais and denominated in and indexed to foreign currencies as of December 31, 2009. This table may not reflect currency gap positions at any other given rates. Variations may also arise among the different currencies that are held.

(in millions of R$, except percentages)
	As of December 31, 2009
	R$	Denominated in foreign currency	Indexed to foreign currency	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	534,418	53,563	11,107	599,088	10.8%
Cash and due from banks and restricted cash	4,952	346	57	5,355	7.5%
Interest - Bearing Deposits in Other Banks	75,534	13,054	497	89,085	15.2%
Securities Purchased under resale agreements	56,321	392	-	56,714	0.7%
Central Bank Compulsory Deposits	12,561	1,308	-	13,869	9.4%
Securities (2)	102,085	12,250	2,219	116,554	12.4%
Loans and leases	212,572	24,966	8,198	245,736	13.5%
Allowance for loan losses	(19,290)	(677)	-	(19,968)	3.4%
Investments in affiliates and other investments	3,789	532	-	4,321	12.3%
Premises and equipment, net	4,452	120	-	4,572	2.6%
Goodwill, net	15,059	(348)	-	14,711	-2.4%
Intangibles assets, net	22,143	426	-	22,569	1.9%
Other assets (1)	44,242	1,202	127	45,570	2.9%
Percentage of total assets	89.2%	8.9%	1.9%	100.0%
Liabilities and Stockholders’ Equity:	542,112	51,831	5,289	599,088	9.5%
Non-interest bearing deposits	17,766	7,892	227	25,885	31.4%
Interest - Bearing Deposits	143,809	21,215	-	165,024	12.9%
Securities sold under repurchase agreements	64,894	1,280	-	66,174	1.9%
Short-Term borrowings	73,738	6,045	941	80,725	8.7%
Long-Term borrowings	45,503	12,721	753	58,976	22.8%
Insurance claims reserve and reserve for private retirement plans	13,385	6	96	13,487	0.8%
Investment contracts	38,063	-	-	38,063	0.0%
Other liabilities (1)	62,774	2,673	3,273	68,720	8.7%
Nonocontrolling interest	12,757	-	-	12,757	0.0%
Stockholders’ equity	69,422	-	-	69,277	0.0%
Percentage of total liabilities and stockholders’ equity	90.5%	8.7%	0.9%	100.0%
(1) Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.
(2) Including (i) Trading assets, at fair value;  (ii) Available-for-sale securities, at fair value; and (iii) Held-to-maturity securities, at amortized cost.

For purposes of analysing our exposure to changes in foreign currency, the table below present the composition of our off-balance sheet derivative instruments as of December 31, 2009, classified in reais and foreign currency, which also include the instruments linked to foreign currency.

(in millions of R$)
	Notional amounts
	R$	Denominated in or linked to Foreign Currency	Total
Derivative financial instruments
Swap contracts
Buy (Sale) commitments, net	4,641	(4,641)	-
Forward contracts
Buy (Sale) commitments, net	598	(1,509)	(911)
Future contracts
Buy (Sale) commitments, net	(12,588)	(15,779)	(28,367)
Option contracts
Buy (Sale) commitments, net	121,514	15,792	137,306

Capital Expenditures

In 2009, we made some capital expenditures related to the integration process of Unibanco branches under the “Itaú” brand, as well as the opening of new branches and other points of sale. Over the past three years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

The table below sets forth our capital expenditures for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$)
	2009	2008	2007
Land and buildings	168	33	20
Furniture and data processing equipment	898	528	403
Leasehold improvements	110	135	135
Software developed or obtained for internal use	452	209	170
Other	73	71	72
Total	1,701	976	800

We expect that our capital expenditures in 2010 will increase due to the integration process of Unibanco branches under the “Itaú” brand and will also consist mainly of investments to continue the upgrade of our technology, customer service and back-office administrative systems, as well as Internet-related investments.

We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2010 will be funded with our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

5C. Research and Development, Patents and Licenses, Etc.

Not applicable.

5D. Trend Information

Several factors will affect our future results of operations, liquidity and capital resources, including:

• the Brazilian economic environment,

• the effects of any continued international financial turmoil, including on our required liquidity and capital,

• the effects of inflation in our results of operations,

• the effects of fluctuations in the value of the real and interest rates on our net interest income, and

• any acquisition of financial institutions we make in the future.

In addition, our recent acquisitions could affect the comparability of our financial statements. Each of these factors is described fully under “Item 5A – Operating and Financial Review and Prospects – Overview – Operating Results.”

As result of the acquisitions in 2009 we have recognized a significant amount of goodwill related to Redecard and indefinite-live brands which are subject to impairment testing at least on an annual basis. Reduction in the fair value of Redecard or reductions in the fair value of the brands may result in impairment charges if and when they are observed.

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

5F.Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2009:

(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-term debt obligations	58,976	7,827	26,958	15,071	9,120
Operating and capital (finance) lease obligations	3,392	-	1,919	727	746
Guarantees and stand by letters of credit	32,441	12,686	2,873	13,945	2,937
Total	94,809	20,513	31,750	29,743	12,803

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Conselho de Administração , or board of directors, and our Diretoria , or board of officers.

 Pursuant to our bylaws, our board of directors must be composed of a minimum of ten and a maximum of 14 directors elected by our shareholders at the annual shareholders’ meeting. It meets regularly eight times a year and extraordinarily any time it deems necessary.

Pursuant to our bylaws, our board of officers must be composed of a minimum of five and a maximum of 20 members. Our board of officers is elected by our board of directors.

 All of our directors and officers are elected for a term of one year. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of officers as of the date of this annual report. The members of our board of directors were elected on April 26, 2010 at the annual shareholders’ meeting and the members of the board of officers were elected on May 3, 2010 at a meeting of the board of directors.

 Pursuant to Brazilian Law, the election of each member of our board of directors and board of officers must be approved by the Central Bank. An acting director or officer retains his or her position until he or she is reelected or a successor is elected. We have three directors who are independent as determined pursuant to our corporate governance policy. See “16G - Principal Differences between Brazilian and U.S. Corporate Governance Practices — Majority of Independent Directors.”

 Set forth below are the names, positions, dates of birth and brief biographical descriptions of the members of our board of directors and board of officers as of the date of this annual report.

Directors

Name	Position	Date of Birth

Pedro Moreira Salles	Chairman	10/20/1959

Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969

Roberto Egydio Setubal	Vice Chairman	10/13/1954

Alcides Lopes Tapias (*)	Director	09/16/1942

Alfredo Egydio Setubal	Director	09/01/1958

Candido Botelho Bracher	Director	12/05/1958

Fernando Roberto Moreira Salles	Director	05/29/1946

Francisco Eduardo de Almeida Pinto	Director	12/14/1958

Gustavo Jorge Laboissiere Loyola (*)	Director	12/19/1952

Henri Penchas	Director	02/03/1946

Israel Vainboim	Director	06/01/1944

Pedro Luiz Bodin de Moraes (*)	Director	07/13/1956

Ricardo Villela Marino	Director	01/28/1974

(*) Independent director

Officers

Name	Position	Date of Birth

Roberto Egydio Setubal	President and Chief Executive Officer	10/13/1954

Alfredo Egydio Setubal	Executive Vice President	09/01/1958

Candido Botelho Bracher	Executive Vice President	12/05/1958

Marcos de Barros Lisboa	Executive Vice President	08/02/1964

Sérgio Ribeiro da Costa Werlang	Executive Vice President	06/23/1959

Claudia Politanski	Executive Officer	08/31/1970

Ricardo Baldin	Executive Officer	07/14/1954

Caio Ibrahim David (*)	Executive Officer	01/20/1968

Jackson Ricardo Gomes	Officer	08/21/1957

José Eduardo Lima de Paula Araujo	Officer	10/22/1970

Luiz Felipe Pinheiro de Andrade	Officer	09/14/1954

Marco Antonio Antunes	Officer	10/31/1959

Wagner Roberto Pugliese	Officer	12/15/1958

(*) Mr. David was elected a member of our board of officers on May 03, 2010, and his investiture is subject to Central Bank’s approval.

As described below in the biographical descriptions of our directors and officers, some of the members of our board of directors and board of officers also perform senior management functions at our subsidiaries and Itaúsa and its subsidiaries.

Mr. Pedro Moreira Salles has been chairman of our board of directors since November 28, 2008 (with investiture on February 19, 2009) and was our executive vice president from November 2008 to April 2009. Mr. Moreira Salles began working at Unibanco in 1989, where he eventually served as vice chairman of the board of directors, from 1991 to 1997, chairman of the board of directors from 1997 to 2004, and again as vice chairman of the board of directors from 2004 until November 2008. At Unibanco, he was also chief executive officer from April 2004 to November 2008. At Unibanco Holdings he served as vice chairman of the board of directors and chief executive officer from April 2004 to November 2008. Mr Moreira Salles served as chairman of the boards of directors of Unibanco Seguros and Banco Fininvest S.A. and vice chairman of the board of AIU Seguros S.A. He is currently a member of the board of Ibmec and  member of the board of directors of Totvs S.A. Mr. Moreira Salles was previously a member of the board of Instituto Empreender Endeavor Brasil, as well as the president of the board of PlaNet Finance Brasil. Mr. Moreira Salles has a bachelor’s degree, magna cum laude , in economics and history from the University of California, Los Angeles. He also attended the international relations masters program at Yale University and the OPM – Owners/President Management Program at Harvard University.

  Mr. Alfredo Egydio Arruda Villela Filho has been the vice chairman of our board of directors since April 23, 2001 (with investiture on July 30, 2001). He has served as president and CEO of Itaúsa since September 2008 and was a member of the board of directors of Itaúsa from 1995 to 2008. He is the chairman of the board of directors of Itautec S.A. and vice chairman of the boards of Duratex S.A. and of Elekeiroz S.A. Mr. Villela Filho   has a bachelor’s degree in mechanical engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in business administration from Fundação Getulio Vargas.

Mr. Roberto Egydio Setubal has been the vice chairman of our board of directors since April 23, 2001 (with investiture on July 30, 2001). He has served as a director since April 1995 and president and chief executive officer since April 1994. He served as our general manager from 1990 to 1994. He has served as executive vice president of Itaúsa since May 1994 and chairman of the board of directors of Itaú BBA since February 2003. Mr. Roberto Setubal was the president of the FEBRABAN and of the Brazilian National Federation of Banks ( Federação Nacional de Bancos ), or FENABAN, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is currently a board member of the IIF and of the International Monetary Conference and serves on the international advisory committee of the Federal Reserve Bank of New York and the international advisory committee of the New York Stock Exchange (“NYSE”). Mr. Roberto Setubal has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master of science degree in engineering from Stanford University.

  Mr. Alcides Lopes Tapias has been a member of our board of directors since April 30, 2002 (with investiture on August 5, 2002). He has been member of our audit committee since 2004. He is a partner in Aggrego Consultores and a member of its advisory board and a member of the board of directors and of the audit, finance and actuarial, human resources and information technology committees of Medial Saúde S.A. He served on the board of directors of Tigre S.A. – Tubos e Conexões from 1995 to 1999 and again since 2004. He was the president of FEBRABAN from 1991 to 1994 and chairman of the board of Camargo Corrêa S.A. from 1996 to 1999, of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas from 1997 to 1999 and of São Paulo Alpargatas S.A. from 1996 to 1999. He was the Minister for Development, Industry and Commerce of the Brazilian Federal Government from September 1999 to July 2001.  He was also a member of the trustee board of the Antonio Prudente Foundation Cancer Hospital from 1999 to 2005 and the Advisory Council of the BMF&BOVESPA from 2003 to 2008. He also served as the president of the fiscal council of Cia. de Bebidas das Américas - AMBEV from 2005 to 2008. Mr. Tapias has a bachelor’s degree in business administration from Universidade Mackenzie and a bachelor’s degree in  law from Faculdades Metropolitanas Unidas.

  Mr. Alfredo Egydio Setubal has been a member of our board of directors since April 25, 2007 (with investiture on June 29, 2007) and has served as executive vice president since April 29, 1996 (with investiture on July 3, 1996). He has served as our investor relations officer since 1995. He is currently responsible for our wealth management and capital markets services divisions, with primary responsibility for communications with capital markets, for increasing the transparency of financial and strategic information through improvements in the quality, relevance, timeliness, reliability and comparability of information and for managing relations with the CVM, the Central Bank and other official capital markets authorities. He served as our executive officer between 1993 and 1996 and managing officer between 1988 and 1993. He has been a member of the board of directors of Itaúsa since September 2008. He was a member of   Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais - ANBIMA from 1994 to August 2003 and its president from August 2003 to August 2008. He has been a member of the board of directors of the Securities Dealers’ Association ( Associação das Empresas Distribuidoras de Valores ), or ADEVAL, since 1993, of BM&FBOVESPA since 1996 and of the Brazilian Association of Listed Companies ( Associação Brasileira das Companhias Abertas ), or ABRASCA, since 1999. He was a member of the board of directors of the Brazilian Settlement and Custody Company ( Companhia Brasileira de Liquidação e Custódia ), or CBLC, from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations ( Instituto Brasileiro de Relações com Investidores ), or IBRI, from 2000 to 2003 and a member since 2004. He has served as the finance officer of the Museum of Modern Art of São Paulo – MAM since 1992. Mr. Alfredo Setubal   has a bachelor’s and a post-graduate degree in business management from Fundação Getulio Vargas.

Mr. Candido Botelho Bracher has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009) and a member of our board of officers since May 2, 2005 (with investiture on August 1, 2005). He is currently responsible for our corporate treasury division. He has been a member of the board of directors of Itaú BBA since February 2003, CEO since April 2005, and is responsible for its commercial, capital markets and human resources divisions and was vice president of the board of officers from February 2003 to April 2005. He served as an officer at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has served as executive vice president of Unibanco since November 2008. He is a member of the board of directors of Pão de Açúcar S.A. and of BM&FBOVESPA. Mr. Bracher has a degree in business administration from the Escola de Administração de Empresas de São Paulo - Fundação Getulio Vargas.

  Mr. Fernando Roberto Moreira Salles has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was vice chairman of the board of directors of E. Johnston Representação e Participações S.A. He has been a chairman of the boards of directors of Companhia Brasileira de Metalurgia e Mineração since 2008 and of Brasil Warrant Administração de Bens e Empresas S.A. since 1988. He has been an officer of Editora Schwarcz Ltda. since 1988. He served as vice chairman of the board of directors of Unibanco from 1976 to 1988. He has been a member of the advisory board of Fundação Roberto Marinho since 1996 and a member of the board of directors of Instituto Moreira Salles, serving as president of the board from 2001 to 2008. Mr. Fernando Moreira Salles   has a degree in finance and capital markets from Fundação Getulio Vargas.

Mr. Francisco Eduardo de Almeida Pinto has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). During 1982, he was a financial assistant at Visius – Instituto Boavista de Seguridade Social. From 1983 to 1984, he served as the technical department manager at Saga Investimentos e Participações do Brasil Ltda. From 1984 to 1993, he was at Banco da Bahia Investimentos (currently Banco BBM S.A.), most recently as finance officer. From 1993 to 1994, he served as deputy governor of monetary policy at the Central Bank.  From 1994 to 1995 he served as general officer of Banco da Bahia Investimentos S.A., and during 1995 as general officer of Unibanco Asset Management. He was the managing partner at Radix Gestão de Recursos Financeiros Ltda. from 1996 to 1998 and the chief financial officer of BBA Capital DTVM (and its successor, BBA Icatu Investimentos DTVM) from 1998 to 2002.  From 2002 to 2007, he managed his own assets. Since 2007 he has been a director at Brasil Warrant Administração de Bens e Empresas S.A. and from 2007 to 2008 he served on the board of directors of Unibanco. Since 2008 he has been a director of BW Gestão de Investimentos Ltda. Mr. Almeida Pinto   graduated from the Pontifícia Universidade Católica do Rio de Janeiro (PUC) in economics.

  Mr. Gustavo Jorge Laboissiere Loyola has been a member of our board of directors since April 26, 2006 (with investiture on July 31, 2006). He has also been a member of our audit committee since May 2007, and since September 2008 he has served as its president. He was president of our fiscal council from March 2003 to April 2006. He has been a partner and an officer of Gustavo Loyola Consultoria S/C since February 1998 and a member of the board of directors of Caramuru Alimentos S.A. and Mabel Alimentos S.A., since April 2008 and August 2006, respectively. He was the governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the deputy governor for the Financial System Regulation and Organisation from March 1990 to November 1992. He was a partner and the officer of MCM Consultores Associados Ltda. from August 1993 to May 1995, assistant officer of Banco de Investimento Planibanc S.A. from February to October 1989 and operating officer of Planibanc Corretora de Valores S.A. from November 1987 to January 1989. Mr. Loyola   has a bachelor’s degree in economics from Universidade de Brasília and a master’s degree and Ph.D. in economics from the Fundação Getulio Vargas.

Mr. Henri Penchas has been a member of our board of directors since November 01, 2002 (with investiture on March 10, 2003) and served as senior vice president from April 1997 to April 2008, executive vice president from 1993 to 1997 and executive officer from 1988 to 1993. He was an executive officer of Itaúsa from December 1984 to April 2008, has been its investor relations officer since 1995 and its executive vice president since April 2009. He has also been the chief executive officer of Duratex since April 2009. Mr. Penchas was the vice president of the board of directors of Itaú BBA from February 2003 to April 2008. Mr. Penchas has a bachelor’s degree in mechanical engineering from Universidade Mackenzie and a post-graduate degree in finance from Fundação Getulio Vargas.

Mr. Israel Vainboim has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was elected to the board of directors of Unibanco in 1988 and to the board of directors of Unibanco Holdings in 1994. He was chairman of Unibanco from 1988 to 1992. He has served as executive chairman of Unibanco Holdings since 1992. He joined Unibanco in 1969. He has served on the board of directors of Souza Cruz S.A., Iochpe-Maxion S.A., E-Bit Tecnologia em Marketing S.A., Vinhedo Investimentos Ltda., Casa da Cultura de Israel, Museu de Arte Moderna de São Paulo - MAM and Hospital Israelita Albert Einstein. Mr. Vainboim has a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and a master’s degree in business administration, or MBA, from Stanford University.

Mr. Pedro Luiz Bodin de Moraes has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was a partner in Icatu Holding S.A. and a member of the board of directors of Unibanco, from April 2003 to November 2008. He was an officer and partner at Banco Icatu S.A from 1993 to 2002. He served as deputy governor for monetary policy at the Central Bank from 1991 to 1992 and officer of BNDES from 1990 to 1991. Mr. Bodin de Moraes has a bachelor’s and master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio) and a Ph.D. in economics from Massachusetts Institute of Technology (MIT).

Mr. Ricardo Villela Marino has been a member of our board of directors since April 23, 2008 (with investiture on June 2, 2008) and to our board of officers on September 1, 2006 (with investiture on September 1, 2006). He is currently responsible for our human resources and international division. He served as our senior managing officer from May 2005 to August 2006, managing officer from April 2004 to April 2005, head of the derivatives dealing desk (heading the team responsible for the structuring and sale of derivative products to middle market companies, institutional investors and private individuals) from 2003 to 2004 and head of business intelligence (responsible for the implementation of new technologies and methodologies which have helped us become a benchmark leader in the credit card industry in Brazil) from 2002 to 2003. He has served as chairman of Federación Latino Americana de Bancos, or FELABAN, since November 2008. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa and of the relations with governments, banks and manager of companies in each of these countries at Goldman Sachs Asset Management in London. Mr.  Villela Marino has a degree in business administration from MIT Sloan School of Management, Cambridge, a master’s degree in business administration with specialization in financial administration and bachelor’s degree in mechanical engineering from Escola Politécnica (USP).

Ms. Claudia Politanski has been a member of our board of officers since November 12, 2008 (with investiture on November 27, 2008) and is currently responsible for our legal and compliance legal divisions and serves as general legal counsel. She joined Unibanco in 1991 and was elected executive officer of Unibanco in 2007. Ms. Politanski   has a law degree from the Universidade de São Paulo. She also holds a master’s degree in law, or LL.M., from the University of Virginia and a MBA from the Fundação Dom Cabral, Minas Gerais.

  Mr. Marcos de Barros Lisboa has been a member of our board of officers since April 29, 2009 (with investiture on September 1, 2009) and is currently responsible for our operational risk and efficiency divisions. He was elected executive officer of Unibanco in July 2006. From 2001 to 2003, he was the academic director of the graduate school of economics of Fundação Getulio Vargas, Rio de Janeiro. He was also the Secretary of Economic Policy at the Finance Ministry of Brazil from 2003 to 2005 and chief executive officer of the Brazilian Reinsurance Institute ( Instituto de Resseguros do Brasil ) from 2005 to 2006. He was elected to the boards of directors of AIG Brasil Cia. de Seguros and Unibanco AIG Seguros S.A. in 2008. He holds a bachelor’s degree and a master’s degree in economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Mr. Lisboa   held academic positions at the department of economics of Stanford University and at the Fundação Getulio Vargas, São Paulo.

Mr. Ricardo Baldin has been a member of our board of officers since April 29, 2009 (with investiture on September 1, 2009) and is currently responsible for our internal audit division. In 1977 he joined PricewaterhouseCoopers as a trainee and was a partner there for 18 years. As an independent auditor, he was the leading partner in the area of financial institutions. He was also the partner responsible for PricewaterhouseCoopers’ financial institutions group in South America, where he was responsible for coordinating various projects in the region, including the evaluation of the Ecuadorian financial system. He was an officer of the National Association of Financial, Administrative and Accounting Executives, or ANEFAC, and was also responsible for the financial institutions group at IBRACON for several years. Mr. Baldin has a bachelor’s degree in accounting from the Universidade do Vale do Rio dos Sinos, Rio Grande do Sul and university extension courses in management and finance from the Fundação Dom Cabral and Fundação Getulio Vargas.

Mr. Sérgio Ribeiro da Costa Werlang has been a member of our board of officers since April 30, 2003 (with investiture on October 1, 2003) and has served as our chief risk officer since May 2008. He is currently our chief financial officer since May 3, 2010. He is currently responsible for our risk and financial controls divisions. He was our senior managing officer from March 2002 to March 2003. He has been a member of Itaú BBA since April 2005. He was a deputy governor for economic policy for the Central Bank from February 1999 to September 2000 and an executive officer of Banco BBM S.A. from October 1997 to December 1998. He was an officer for research and administrative resources and asset management of Banco BBM S.A. from 1994 to 1998. Mr. Werlang has a degree in naval engineering from the Universidade Federal do Rio de Janeiro, a master’s degree in mathematical economics from Instituto de Matemática Pura e Aplicada do Rio de Janeiro and a Ph.D. in economics from Princeton University.

Mr. Caio Ibrahim David was elected a member of our board of officers on May 3, 2010 and member of the board of officers of Itaú Unibanco S.A. on April 30, 2010 (his investiture on both positions is subject to Central Bank’s approval). He has served as an officer of Itaú BBA since April 2003. He began working at Itaú Unibanco S.A. in May 1987. Mr. Caio David also worked at Bankers Trust Co. from May 1998 to August 1998. Mr. Caio David has a bachelor’s degree in mechanical engineering from Universidade Mackenzie, specialization in accounting and finance – CEFIN, master’s in accounting and controlling from Universidade de São Paulo and an MBA from New York University.

Mr. Jackson Ricardo Gomes has been a member of our board of officers since August 28, 1995 (with investiture on September 29, 1995) and is currently responsible for our credit risk, insurance and operational divisions. He began working for Itaú Unibanco Holding in 1983 as an analyst in the area of economic control. He was a department manager from 1988 to 1989 and general manager/superintendent from 1990 to 1995. He has been an officer of Itaucred since December 2003, of Banco Itaucard since April 2000 and a managing officer of Banco Itauleasing S.A. since April 2000. Mr. Gomes has a degree in aeronautical engineering from the Instituto Tecnológico da Aeronáutica and an MBA from the University of Chicago.

Mr. José Eduardo Lima de Paula Araujo has been a member of our board of officers since May 5, 2008 (with investiture on July 1, 2008) and is currently responsible for our legal compliance division. He was responsible for legal support to our proprietary M&A division from 2008 to 2009. He was our legal business superintendent from August 2001 to April 2008. He was a consultant at the Inter-American Development Bank from March 1998 to October 1999. Mr. Paula Araujo   has a law degree from the Universidade de São Paulo. He has an LL.M. and an MBA from George Washington University.

Mr. Luiz Felipe Pinheiro de Andrade has been a member of our board of officers since April 29, 2009 (with investiture on September 1, 2009) and is currently responsible for our market risk and liquidity division. He was an executive officer of Unibanco Asset Management between 2005 and 2009 and of Unibanco Serviços de Investimentos’ back office and financial control of investment funds between 2003 and 2005 and was a deputy officer between 1998 and 2003. He was a lecturer at Fundação Getulio Vargas from 1998 to 2005 and at the PUC-Rio from 1989 to 1990. Mr. Pinheiro de Andrade has a Ph.D. in finance from the University of Colorado, a master of science degree in industrial engineering from the Pontifícia Universidade Católica do Rio de Janeiro and a master of science degree in mechanical engineering from the Universidade Federal de Minas Gerais.

Mr. Marco Antonio Antunes has been a member of our board of officers since March 13, 2000 (with investiture on April 12, 2000) and is currently responsible for our accounting division. He was the manager of the budget control department from December 1990 to May 1997 and general manager from June 1997 to February 2000. He has been an officer of Itaucred since February 2003, of Banco Itaucard S.A. since July 2000 and a managing officer of Banco Itauleasing S.A. since April 2003. Mr. Antunes holds a degree in metallurgical engineering from Universidade Mackenzie and a specialization (master’s degree level) in accounting and finance from the Universidade de São Paulo.

Mr. Wagner Roberto Pugliese has been a member of our board of officers since May 8, 2006 (with investiture on July 31, 2006) and is currently responsible for our audit division with respect to our investment banking, foreign entities and corporate departments. He was our deputy managing officer from May 2005 to April 2006. He was an auditing manager from 1990 to 1997, auditing superintendent from 1997 to 2002, and superintendent of auditing coordination from 2002 to 2005. He was responsible for financing, international, capital markets and overseas operations and commercial and administration divisions. Mr. Pugliese was an auditor at an independent international auditing firm from 1978 to 1980. He has been a sector officer for internal accounting and compliance at FEBRABAN since 2004. He was a coordinator of the sub-commission for internal accounting from 1999 to 2004, a second vice president of the CLAIN - Latin American Internal Audit and Risk Management Committee within the FELABAN from 2002 to May 2007 and has been its president since June 2007. He has also been a representative of FELABAN in FEBRABAN since 1999. He was a national officer of training at the Brazilian Institute of Internal Auditors from 1995 to 1997. Mr. Pugliese has a degree in business administration from IMES, an accounting degree from Universidade São Judas, and a post graduation degree in business administration from the Fundação Dom Cabral.

There are no pending legal proceedings in which any of our directors or officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or officer, except the shareholders’ agreements between (i) Itaúsa and Companhia E. Johnston governing their relationship as shareholders of IUPAR, Itaú Unibanco Holding and its subsidiaries and (ii) Itaúsa and BAC. See “Item 7A - Major Shareholders.”

6B.	Compensation

For the year ended December 31, 2009, the aggregate compensation accrued by us for the benefit of all members of our board of directors and our executive officers and the executive officers of our controlled entities for services rendered during that year in all capacities was approximately R$ 195.3 million. This number includes salaries in the amount of approximately R$ 147.3 million, profit-sharing plans and management participation in the amount of approximately R$ 47.8 million and contributions to pension plans we sponsor in the amount of approximately R$ 105.3 thousand. Except for the highest and lowest compensation per body without identification of individuals, we are not required under Brazilian law to disclose the compensation of our directors, officers and members of our administrative, supervisory or management bodies on an individual basis, and we do not otherwise publicly disclose this information.

In addition, our executive officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical assistance and dental care and private pension plan, in the amount of R$ 9.0 million.

We have established a profit sharing or management participation plan for our management, including our executive officers. The program and its rules have been approved by our board of directors. Under the terms of the program each member of our management (including our executive officers) participating in the plan is assigned annually, with payment by the end of each semester as an advance, a base amount for computation of the profit sharing plan. The final amount of the profit sharing payment to an individual is determined by multiplying the base amount by an index applicable to all participants. This index depends on a specified level of return on stockholders’ equity measured based on information derived from amounts in accordance with accounting practices adopted in Brazil .

The members of our fiscal council and the alternate members have received a monthly compensation of R$ 10,000 and R$ 4,000, respectively.  As of the extraordinary shareholders’ meeting held on April 24, 2009, the members of our fiscal council and the alternate members are entitled to receive a monthly compensation of R$ 12,000 and R$ 5,000, respectively.

We have also granted options to our executive officers under the plan described in “Item 6E. Share Ownership – Stock Option Plan.” Each option gives to the holder the right to purchase one preferred share. When the share options are exercised, we can issue new shares or transfer treasury shares to the holder of the option. See “Item 6E. Share Ownership – Stock Option Plan” for information of the stock option plan and the changes deliberated at the extraordinary shareholders’ meeting held on April 24, 2009.

We present below the main terms of the options outstanding as of December 31, 2009 relating to Itaú Unibanco Holding granted under Banco Itaú Holding Financeira’s stock option plan:

As of December 31, 2009
Exercise price (in R$)	Quantity of options	Exercise Period

7.62	576,687	12/31/10
11.52	1,886,792	12/31/11
16.21	7,121,057	12/31/12
24.12	9,595,251	12/31/13
27.43	874,167	12/31/14
30.72	10,297,528	12/31/14
31.69	29,551	12/31/14
35.41	11,552,064	12/31/15
23.16	16,875,734	12/31/16
Total	58,808,831

We present below the main terms of the options outstanding as of December 31, 2009, which were initially issued by Unibanco under the simple options plan and for which replacement awards were issued by Itaú Unibanco Holding on April 24, 2009:

As of December 31, 2009
Exercise price (in R$)	Quantity of options	Exercise Period
7.77	38,263	02/25/10
12.16	29,516	07/18/10
7.07	329,506	05/05/10
15.31	1,287,893	01/31/11
19.42	37,950	09/18/11
25.62	158,127	07/03/12
28.37	63,251	08/29/12
32.32	227,703	03/20/13
32.29	88,550	03/21/13
40.17	75,901	05/13/14
Total	2,336,660

We present below the main terms of the bonus options outstanding as of December 31, 2009, issued originally by Unibanco under the bonus options plan and for which replacement awards were issued by Itaú Unibanco Holding on April 24, 2009:

As of December 31, 2009
Quantity of options	Exercise Period
684,981	09/03/12
66,948	09/03/12
846,402	03/03/13
1,004,353	09/03/13
1,539,637	03/06/14
158,891	03/06/14
4,301,212

During 2009, we issued 18,050,550 stock options relating to Itaú Unibanco Holding, and 1,856,427 bonus options under Itaú Unibanco Holding (stock option plan originally by Unibanco). In addition we issued as replacement awards for existing stock options plans of Unibanco the quantity of 5,263,990 of stock options under the Simple Option and 2,818,737 under the Bonus Options plan . The award issued as replacement maintained all the original terms of the original award except that the awards give the beneficiary the right to acquire or receive shares of Itaú Unibanco Holding instead of shares of Unibanco and Unibanco Holdings. The exchange ratio used was the same exchange ratio used to issue shares of Itaú Unibanco Holding under the terms of the Association. These options will expire until December 2016.

 Our compensation expense related to the stock option plans amounted to R$ 618 million, R$ (181) million (reversal of compensation) and R$ 339 million for the years ended December 31, 2009, 2008 and 2007. The reversal of compensation in 2008 results from the decrease of the quoted market price of our shares.

6C.	Board Practices

For information concerning the election of our directors and officers and their respective term of office, see “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management.”

Our directors have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

For information concerning the duties of the board of directors, see “Item 10B. Memorandum and Articles of Association.”

STATUTORY BODIES

Fiscal Council

According to the Brazilian corporate law, the adoption of a fiscal council is voluntary. Our fiscal council has been established annually since 2000, even when our bylaws granted non-permanent status to our fiscal council. The fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established by the Brazilian corporate law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly reports and certain matters submitted for shareholders’ approval and calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings. Our fiscal council is composed of the following individuals, each of whom serves for a term of one year and was elected on April 26, 2010, at the annual shareholders’ meeting:

Name	Position	Date of Birth

Iran Siqueira Lima (*)	President	05/21/1944

Alberto Sozin Furuguem (*)	Member	02/09/1943

Artemio Bertholini (**)	Member	04/01/1947

José Marcos Konder Comparato (*)	Alternate	09/25/1932

João Costa (*)	Alternate	08/10/1950

Osvaldo Roberto Nieto (**) (***)	Alternate	12/27/1950

(*)  Members appointed by the controlling block of shareholders.
(**) Members appointed by the holders of preferred shares.
(***) Member’s investiture still subject to Central Bank approval.

Audit Committee

In accordance with CMN regulations, all financial institutions that (i) have reference assets or consolidated reference assets equal to or in excess of R$1.0 billion, (ii) manage third-party funds of at least R$1.0 billion, or (iii) hold deposits and manage third-party funds in an aggregate amount of at least R$5.0 billion, are required to have an in-house audit committee.

CNSP, which defines the rules and the guidelines of private insurance, also requires the establishment of an in-house audit committee if an insurance entity has its (i) adjusted net worth in an amount equal or superior to R$ 0.5 billion or (ii) technical reserves in an amount equal or superior to R$ 0.7 billion. However, if an entity under CNSP supervision is part of a financial conglomerate, a single audit committee may be created at the parent company level. Accordingly, Itaú Unibanco Holding has opted for a single committee.

Audit committees should be created subject to an express provision in the bylaws of the respective financial institution and should be composed of at least three members, one of which specializes in accounting and auditing.  For further information, see “Item 16.A - Audit Committee Financial Expert.”

Audit committee members of publicly held financial institutions may not (a) be or have been in the previous 12 months: (i) an officer of the institution or its affiliates, (ii) an employee of the institution or its affiliates, (iii) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution, or (iv) a member of the institution’s fiscal council or that of its affiliates; and (b) be a spouse or relative (first or second-degree relative) of the persons described in (a).

Audit committee members of publicly held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than as a member of the audit committee. In the event an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, such member must opt for compensation related to only one of the positions.

The audit committee reports to the board of directors and its principal functions are to oversee:

•	the quality and integrity of the financial statements of Itaú Unibanco Holding;

•	the compliance with legal and regulatory requirements;

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding;

•	the performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding;

•	the quality and the effectiveness of the internal controls and risk management systems of Itaú Unibanco Holding; and

•	recommendations for hiring and replacement of independent auditors to the board of directors.

 According to Central Bank regulations, the audit committee is required to be a corporate body, created by shareholder resolution, which is separate from the board of directors. Notwithstanding the requirement of separate corporate bodies, the members of the board of directors may be members of the audit committee, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company. Brazilian regulation permits the creation of a single committee for an entire group of companies.

 Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the date they identified the evidence of error or fraud, including:

•	non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk;

•	fraud of any amount conducted by the financial institution’s management;

•	relevant fraud conducted by the financial institution’s employees or third parties; and

•	errors that result in significant mistakes in the accounting records of the financial institution.

If an entity under CNSP supervision is involved in those errors or frauds, SUSEP shall also be notified.

Our audit committee is comprised of the following individuals, each of whom serves for a one-year term and was elected by our board of directors. For more information on our audit committee, see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Name	Position
Gustavo Jorge Laboissiere Loyola	President
Alcides Lopes Tapias	Member
Eduardo Augusto de Almeida Guimarães	Member
Guy Almeida Andrade	Member and financial expert
Alkimar Ribeiro Moura	Member

Our board of directors has determined that one member of our audit committee, Mr. Guy Almeida Andrade, is audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. Our audit committee financial expert, along with the other members of our audit committee, is independent pursuant to CMN Resolution No. 3, 198. Mr. Andrade is also an expert in U.S. GAAP, which is the accounting standard used by us in our primary financial statements filed with the SEC. Other members of our audit committee are experts in accounting practices adopted in Brazil and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

See “Item 6A. Directors and Senior Management” for the biographies of Gustavo Jorge Laboissiere Loyola and Alcides Lopes Tapias. Set forth below are brief biographical descriptions of Mr. Eduardo Augusto de Almeida Guimarães, Mr. Guy Almeida Andrade and Mr. Alkimar Ribeiro Moura.

Mr. Guy Almeida Andrade has been member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He began his career in 1974 at Magalhães Andrade S/S Auditores Independentes, where he became a partner in 1982, a position he currently holds. In 1984, he joined an intern program at Dunwoody & Co., Toronto, Canada. In 1983 he was admitted  to the Chamber of Independent Auditors of IBRACON. From 2002 to 2004, he was president of the National Executive Board of IBRACON, where he held the position of alternate director for Brazil for the Inter-American Accounting Association from 1999 to 2003. In 2000, he was elected as a member of the board of directors of the International Federation of Accountants – IFAC, headquartered in New York, a position he held until November 2006. Mr. Andrade was the chairman of IFAC’s audit committee from 2003 to 2006. In 2003 he founded RBA Global Auditores Independentes, where he holds the position of administrative officer. Mr. Guy Almeida Andrade has a bachelor’s degree in accounting from the Universidade de São Paulo and a bachelor’s degree in business administration from Universidade Mackenzie.

Mr. Eduardo Augusto de Almeida Guimarães has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He previously held the positions of president of the IBGE, from 1990 to 1992, National Treasury Secretary at the Ministry of Finance, from 1996 to 1999, chairman of the BANESPA, from 1999 to 2000 and chairman of Banco do Brasil, from 2001 to 2003. He has been a member of the boards of directors of various companies such as Banco do Brasil, CEF, BNDES Participações S.A. (“BNDESPAR”) and Banco Nossa Caixa S.A. He has also undertaken various academic functions such as dean of the Economics Institute of the Universidade Federal of Rio de Janeiro, lecturer in the Economics Department of the Pontifícia Universidade Católica of Rio de Janeiro and a member of the Economics and Business Administration Faculty of the Universidade Federal Fluminense. Mr. Guimarães has a degree in civil engineering, a degree in economics, a master’s degree in production engineering from the Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of London.

Mr. Alkimar Ribeiro Moura was elected on May 3, 2010 as a member of our audit committee being his investiture subject to Central Bank’s approval. Mr. Moura has a bachelor’s degree in Economics from Universidade Federal de Minas Gerais, a master degree in Economics from California University and a PhD in Economic from Stanford University. Mr. Moura is professor at EAESP of Fundação Getúlio Vargas and was the Financial and Market Capital vice-president of Banco do Brasil. He was also the Regulation and Organization officer of Central Bank and the officer responsible for monetary policy and government debt at the Central Bank, as well as officer of Banco Pirelli-Fintec. Moreover, Mr. Moura has participated in the boards of directors of Banco Nossa Caixa, Câmara Interbancária de Pagamentos, Cia. Brasil de Seguros, Telenorte Leste Participações, Telemar Participações, CBLC and Banco Bandeirantes.

For more information on the regulation of audit committees and exemptions applicable thereof, see “Item 4.B Business Overview – Regulation and Supervision – Regulation by the Central Bank – Regulation of Independent Auditors” and “ Item 16.D – Exemptions from the Listing Standards for Audit Committees.”

COMMITTEES OF THE BOARD OF DIRECTORS

The information provided below relate to the members of the strategy, capital and risks management, appointment and corporate governance and personnel committees as of December 31, 2009.

The board of directors generally appoints members to each committee from the members of our board of directors, however, key employees of Itaú Unibanco Holding and specialists in each specific committee area may be invited to be members of a committee. Members are appointed on an annual basis.

Strategy Committee

Our strategy committee is responsible for corporate strategy, investments and budget.

The strategy committee also establishes an economic scenarios sub-committee, made up of key employees of Itaú Unibanco Holding and its controlled companies that have recognized expertise in macroeconomy. This sub-committee supplies macroeconomic input to the strategy committee to provide support for its considerations in defining strategy, investments and budgets.

The following members of our board of directors were appointed to our strategy committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Henri Penchas and Israel Vainboim.

Capital and Risk Management Committee

Our capital and risk management committee is responsible for managing our risks and assets.

The following members of our board of directors were appointed to our capital and risk management committee: Roberto Egydio Setubal, Gustavo Loyola, Pedro Luiz Bodin de Moraes, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

Appointment and Corporate Governance Committee

Our appointment and corporate governance committee is responsible for certain corporate governance matters, such as the selection, appointment and assessment of members of our board of directors and CEO.

The following members of the board of directors were appointed to the appointment and corporate governance committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Henri Penchas, Israel Vainboim and Fernando Roberto Moreira Salles.

Personnel Committee

Our personnel committee is responsible for establishing compensation models for the Itaú Unibanco Holding’s employees (including the determination of compensation packages for the CEO, vice presidents and executive officers, subject to the Board of Directors’ approval). Such committee is also responsible for defining stock options, recruiting, training, advising and retaining talented employees, recruiting and training.

The following members of our board of directors were appointed to our personnel committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

COMMITTEES OF THE BOARD OF OFFICERS

Disclosure and Trading Committee

Our disclosure and trading committee’s main responsibility is to manage our trading and disclosure policies and is comprised of our principal investor relations officer and from two to ten persons elected annually among the members of the board of directors, board of officers or controlled companies and specialists in capital markets.

Currently the members of our disclosure and trading committee are Alcides Lopes Tápias, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Claudia Politanski, Fernando Marsella Chacon Ruiz, Rogério Paulo Calderón Perez and Viviane Behar de Castro.

6D.	Employees

General

The following table sets forth the number of our employees as of December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007
	Number of Employees
Employees (on a consolidated basis)	101,640	71,354	66,104
Brazil	96,240	66,464	61,455
Abroad	5,400	4,890	4,649
Argentina	1,376	1,394	1,368
Chile	2,012	1,989	1,850
Uruguay	983	1,001	917
Paraguay	461	-	-
Europa	345	323	362
Others	223	183	152

Employees from each of our business operations as of December 31, 2009, 2008 and 2007 are presented in the following table:

	December 31,
	2009	2008	2007
	Number of Employees
Commercial Banking	89,360	61,098	55,165
Itaú BBA	2,310	1,094	963
Consumer Credit	9,888	8,953	9,859
Corporate	82	209	117
Total	101,640	71,354	66,104

The number of our employees increased by 34.96% from December 31, 2007 to December 31, 2009, as a result of the Association. During 2009, we have implemented the integration process at the level of our employees.

Our employees are represented by one of the 209 labor unions in Brazil, which consist of banking labor unions in various localities in which we operate; as set forth in the table below.  Employees represented by main localities:

Region	Employees Number
Sao Paulo (city)	32,073
Rio de Janeiro (city)	4,891
Belo Horizonte (city)	2,035
Curitiba (city)	1,651
Porto Alegre (city)	730

Since 1986, the banking industry in Brazil has been the target of strikes organized by labor unions.  During a strike, part of the normal activities of our branches suffers from disruptions.  Despite the disruptions to our retail banking operations and, to a lesser extent, our corporate banking operations, we have not suffered significant losses in either sector through strike action.

The National Federation of Banks (Federação Nacional dos Bancos), or FENABAN, represents banking institutions as employers and negotiates with the two entities representing the employees, the National Federation of Financial Industry Workers ( Confederação Nacional dos Trabalhadores do Ramo Financeiro), or CONTRAF, and the National Federation of Credit Industry Workers ( Confederação Nacional dos Trabalhadores nas Empresas de Crédito , or CONTEC.  They carry out annual wage negotiations to update salaries, banks’ overtime pay levels and other benefits.  The negotiation takes place in September of each year.  We traditionally set the salary structure of our employees above these levels.

For wage negotiations, only FENABAN represents the Brazilian financial system and FENABAN negotiating with the two national professional federations above that, for wage negotiations, represent employees in negotiations.

We seek to maintain good relationships with our employees and with the labor unions, which represent them.

Itaú Unibanco Holding, through sponsored enterprises, offers its employees 19 pension plans that are administered by nine entities described below, eight of which are closed pensions funds and one of which is an open pension fund.  The plans’ main objective is to provide a supplement to Brazilian federal social security benefits.  Twelve of the plans are defined benefit plans, under which the calculation of the benefit amount on retirement is determined by a set formula defined in regulation.  Three are defined contribution plans, under which the contribution values are defined and benefit will be proportional to what has been accumulated and capitalized over time.  Four are variable contribution plans under which contributions can vary as needed by the participant and the accumulated fund and the income will determine the value of the benefit.  New employees can participate in a defined contribution plan managed by Itaú Vida e Previdência S.A.

The plans are administered by the following entities (closed pension funds):

•	Fundação Itaubanco manages the following plans: PAC, Itaubanco CD Plan, PBF, PB002, PBI and PSI;
•	Funbep - Fundo de Pensão Multipatrocinado manages the following plans: Funbep I and Funbep II;
•	Prebeg - Caixa de Previdência dos Funcionários do BEG manages the PREBEG plan;
•	Fundação Bemgeprev manages the ACMV plan;
•	Itaubank Sociedade de Previdência Privada manages the Itaubank plan;

•	Itaú Fundo Multipatrocinado, or IFM, manages the following plans: Itaú defined benefit plan and Itaú defined contribution plan; (the former plan Citiprev Plan is managed by IFM);
•	UBB PREV – Previdência Complementar manages the following plans: Unibanco pension plan, basic plan and IJMS;
•	Fundação Banorte that manages the following plans: Plano I and Plano II;

Our pension plans are managed in accordance with our corporate governance principles.  As required by Brazilian regulatory agencies, actuarial valuations are made by the actuary responsible for each plan every year.  During 2009, 2008 and 2007, we made contributions to the pension plans at levels required by actuarial standards.  We made contributions to our pension plans of approximately R$43 million, R$34 million and R$30 million in 2009, 2008 and 2007, respectively.

Training and Development

Personnel development is one of our main values, and we make an effort to train high performance teams engaged and motivated by sustainable development. For this reason we created the Itaú Unibanco Business School, which provides continuing education in three areas: business (knowledge management of different business areas), leadership (knowledge management for more senior employees for development of leadership) and performance (knowledge management of general application, such as corporate MBA programs, certification preparation programs and IT courses). The Itaú Unibanco Business School was created to further the unification of processes at the two banks prior to the Association by combining the best programs of each bank in Itaú Unibanco Holding. The continuing education of our teams and leaders promotes a high level of discussion on themes such as ethics, sustainability, and social and environmental responsibility.

Our dedication to the development of our employees is illustrated by our International Organization for Standardization 9001 certification. All certifications are valid for three years, during which there must be annual follow-up audits. After three years, there is a recertification audit.

During the course of 2009 the issues listed below have been audited by SGS ICS Certificadora Ltda:

•	Record of working hours - Electronic TimeSheet;
•	Payroll - Calculation, Credit, Accounting and Collection;
•	Fundação Itaubanco - Analysis of Credit Granting and Benefits Payment;
•	Fundação Prebeg - Analysis of Credit Granting and Benefits Payment;
•	Fundação Funbep - Analysis of Credit Granting and Benefits Payment; and
•	Fundação Bemgeprev - Analysis of Credit Granting and Benefits Payment.

The only process recertified in 2009 was the Itaú Unibanco Business School Management.

6E.	Share Ownership

Except for the stock indirectly owned by our controlling shareholders (owned through their participation in IUPAR, Itaúsa and Companhia E.Johnston), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially own less than 1% of the shares of our common stock and less than 1% of the shares of our preferred stock. See “Item 7A. Major Shareholders” for more information."

Stock Option Plan

We have been issuing stock options as compensation since 1995. Accordingly, part of our management’s variable compensation is in the form of stock options, which we believe reinforces their commitment to our performance. Our stock option plan has been instituted with the purpose of integrating officers into our medium and long-term development. Our shareholders, at the general extraordinary meetings, held on April 24, 2009 and April 26, 2010, included the board of directors, the employees of Itaú Unibanco Holding and the employees and management members of its controlled companies as beneficiaries of the plan. We believe that this will allow them to benefit from additional value that their work created for the shares of Itaú Unibanco Holding. Our stock option plan is designed to retain the services of members of management and our board of directors and to obtain highly qualified employees.

Our stock option plan is governed by the personnel committee, whose members are appointed by our board of directors. The personnel committee periodically designates members of our management to whom stock options are granted in the quantities specified. Our board of directors may modify the decisions of the personnel committee in their first meeting after the date the options are granted. If not modified, the options granted by the personnel committee are deemed to have been confirmed. The personnel committee may only grant options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian corporate law. The amount of options granted in any given year may not exceed 0.5% of our total shares at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to options granted in any one of seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the personnel committee and outside certain blackout periods. The vesting period varies, at the personnel committee’s discretion, from one to seven years from the date of issuance of the options. Blackout periods are time periods during which the CVM forbids management from trading shares of the company with which they are affiliated and therefore no options may be exercised.

The exercise price of an option is determined by the personnel committee at the time of the grant and can be restated up to the month prior to the exercise of the option. In determining the exercise price, the personnel committee considers the average prices for our preferred shares on the days the BM&FBOVESPA is open for business for a period of at least one and at the most three months prior to the issuance of the option. An adjustment of up to 20% more or less than the average price is permitted.

As decided  by our shareholders at the general extraordinary meeting held on April 26, 2010, the availability of the shares, which the beneficiaries shall subscribe through the exercise of the option may be subject to additional restrictions in accordance with resolutions adopted by the personnel committee (imposition of holding periods).

In addition, the general extraordinary meeting held on April 24, 2009 also created a new mechanism for the granting of options to beneficiaries who are considered to have had outstanding performance and have potential according to the criteria established by the personnel committee and through the use of performance and leadership evaluation tools. The personnel committee may grant options for which the strike price is paid through the obligation of the beneficiary to invest 20% of the portion of his or her bonus that is tied to profits and results in shares of Itaú Unibanco Holding. The beneficiaries to whom these options are granted must keep ownership of the shares unaltered and with no encumbrances of any nature from the date the option is granted until the exercise of the option. This mechanism was expanded by our shareholders at the general extraordinary meeting held on April 26, 2010 in order to (i) allow that a portion or the full net amount of the bonus may be invested and (ii) allow the personnel committee to impose additional conditions to the exercise of the shares. Thus, as the beneficiaries are encouraged to invest their own bonuses in our shares, and consequently they participate in the appreciation of the shares, we believe that they become more committed to our performance, which is the main objective of the stock option plan.

The general extraordinary meeting held on April 24, 2009 also approved the assumption by Itaú Unibanco Holding of all the rights and obligations that Unibanco and Unibanco Holdings had under their respective stock option plans. After this assumption, the options held by the beneficiaries to acquire shares issued by Unibanco and Unibanco Holdings were exchanged for replacement awards options to acquire shares of Itaú Unibanco Holding, at the same exchange ratio used for the Association.

For further information relating to the issuance of our stock options, see “Item 6B. Compensation.” For more information regarding our stock option plans, see note 26 to our consolidated financial statements.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

In accordance with our bylaws, our capital stock is divided into two classes of shares: common shares ( ações ordinárias ) and preferred shares ( ações preferenciais ). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. The preferred shares are non-voting. See “Item 10B. Memorandum and Articles of Association – Voting Rights” for information regarding our capital stock and our two classes of stock.

The following table sets forth certain information as of March 31, 2010 with respect to:

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding common shares; and

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding preferred shares.

	Common shares		Preferred shares		Total
	Total Number of Shares	%	Total Number of Shares	%	Total Number of Shares	%
	(per share, except percentage amounts)
IUPAR – Itaú Unibanco Participacões S.A.	1,167,536,097	51.00	0.00	0.00	1,167,536,102	25.54
CNPJ 04.676.564/0001-08
Itaúsa – Investimentos Itaú S.A.	828,666,680	36.20	77,082	0.01	828,743,762	18.13
CNPJ 61.532.644/0001-15
Bank of America Corporation	56,476,299	2.47	188,424,758	8.26	244,901,057	5.36
CNPJ 08.387.504/0001-18
Treasury stock	2,202	0.00	39,689,942	1.74	39,692,144	0.87
Others	236,605,197	10.33	2,053,457,962	89.99	2,290,063,154	50.10
Total	2,289,286,475	100.00	2,281,649,744	100.00	4,570,936,219	100.00

As a result of the Association, IUPAR became the controlling shareholder of Itaú Unibanco Holding. IUPAR is a holding company controlled by Itaúsa and Companhia E. Johnston. The control of IUPAR and Itaú Unibanco Holding is equally shared by Itaúsa and Companhia E. Johnston and all decisions are taken by consensus. Itaúsa, a holding company controlled by the Villela family and the Setubal family, holds 50% of the common stock and 100% of the preferred stock of IUPAR and also holds, directly, 36.20% of our common stock. Companhia E. Johnston, a holding company controlled by the Moreira Salles family, holds 50% of the common stock of IUPAR.

Itaúsa and the Moreira Salles family have entered into a shareholders’ agreement to regulate their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries.  The shareholders’ agreement main provisions are the following:

(1) Corporate Governance.  The board of directors of IUPAR will be composed by four members: two appointed by Itaúsa and two by the Moreira Salles family, and its board of officers will be composed by four executive officers: two appointed by Itaúsa and two by the Moreira Salles family.  The board of directors of Itaú Unibanco Holding will be composed by up to 14 members, out of which six will be appointed by Itaúsa and the Moreira Salles family, and will always vote jointly. Currently, four of our directors are members of the Villela and Setubal families and two of our directors are members of the Moreira Salles family.

(2) Lock-up Period, Right of First Refusal and Tag-Along Rights.  (i) The shares issued by IUPAR may not be transferred by Itaúsa or the Moreira Salles family to third parties until November 3, 2018.  (ii) After this period, in case one of the parties decides to transfer shares of IUPAR, the other party may choose to (a) exercise its right of first refusal to acquire the shares, or (b) exercise its tag-along right, in the exact same terms and conditions, or (c) waive both its rights of first refusal and tag-along.  (iii) Itaúsa may freely transfer the shares issued by Itaú Unibanco Holding that are directly owned by it.  (iv) In case Itaúsa and the Moreira Salles family decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along right in order to include all or part of the shares issued by Itaú Unibanco Holding that are directly owned by Itaúsa.

(3) Term.  The shareholders’ agreement will be in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless otherwise required by any of the shareholders, according to the procedures set forth in the shareholders’ agreement.

In addition, BAC held 5.36% of our total capital as of March 31, 2010.

The table below contains information regarding the ownership of our shares and ADSs as filed by the holders of the shares and ADSs in the United States, according to our internal share record, as of March 31, 2010:

	March 2010
	Number	Number of
	of Shares	Shareholders
Common Shares	58,043,846	18
Preferred Shares	396,484,108	311
Preferred Shares Represented by ADS	752,844,447	1	(*)
Total	1,207,372,401	330
(*) Bank of New York

7B.	Related Party Transactions

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

•
any executive officer, director or member of the fiscal council of the financial institution, or the immediate family members of these individuals, or entity in which the individual directly or indirectly holds more than 10.0% of the capital stock,

•	any entity controlled by the financial institution, or

•
any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock or which directly or indirectly holds more than 10.0% of the financial institution’s capital stock.

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

(in millions of R$)
Balances	2009	2008	2007
Securities issued by consolidated entities and acquired by other consolidated entities	114,563	96,107	68,816
Loans to consolidated entities	2,394	4,389	2,922
Foreign currency purchases and sales to be settled between consolidated entities	32,925	4,987	10,931
Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	241,055	187,716	172,081
Securities repurchased and resale agreements between consolidated entities	75,893	34,475	19,520
Interbank accounts of subsidiaries	105	15	32
Borrowings and on-lendings between consolidated entities	8,989	10,431	6,681
Derivative financial instruments - Liabilities	4,104	9,747	4,055
Dividends	4,702	2,524	2,244
Income Taxes and other taxes payable	-	319	289
Negotiation and intermediation of securities	33	183	17
Receivables/Payables between consolidated entities	9,095	96	406
Deferred income	24	16	18
Interest on federal funds sold and securities purchased under agreements to resell	26,158	22,680	16,029
Interest on securities	20,472	30,385	11,773
Interest Expense	(34,595)	(31,507)	(20,633)
Other income and expenses between consolidated entities	(34,761)	(13,541)	7,934

The table below sets forth the operations between Itaú Holding and its consolidated subsidiaries with entities that follow the equity method. The transactions between Itaú Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

(in millions of R$)
	2009	2008	2007
ASSETS
Dividends receivable
Unibanco Rodobens Administradora de Consórcios Ltda	15	-	-
Serasa S.A.	-	-	-
Redecard S.A.	-	-	-
LIABILITIES
Non-interest bearing deposits
Itaú XL	54	129	-
Unibanco Rodobens Administradora de Consórcios Ltda	59	-	-
CNF - Adinistradora de Consórcios Nacional Ltda	57	-	-
Tecnologia Bancária S.A.	3	-	-
Deposits received under securities repurchase agreements
Olimpia	26	28	-

The table below presents balances and transactions between Itaú Unibanco Holding and others entities of the Itaúsa group.

(in millions of R$, except percentages)
	2009	2008	2007
LIABILITIES
Demand deposits
ITH Zux Cayman Company Ltd.	41	55	-
Duratex S.A.	18	32	-
Interest-bearing deposits
Elekeiroz S.A.	11	38	22
Annual interest (%)	100.00% of CDI	101.50% of CDI	101.50% of CDI
Elekeiroz S.A.	-	21	-
Annual interest (%)	-	101.50% of CDI	-
Itaúsa Empreendimentos S.A.	31	28	-
Annual interest (%)	101.10% of CDI	102.30% of CDI	-
Itaúsa Empreendimentos S.A.	17	16	-
Annual interest (%)	100.80% of CDI	102% of CDI	-
Duratex S.A.	-	39	10
Annual interest (%)	-	102.37% of CDI	104.45 of CDI
Deposits received under securities repurchase agreements
Itaúsa Empreendimentos S.A.	48	-	-
Itaú Gestão de Ativos S.A.	1	-	-
Trade notes payable
Itautec S.A.	10	7	8
Itaúsa - Investimentos Itaú S.A.	73	-	-
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Services expenses
Itaúsa - Investimentos Itaú S.A.	2	-	-
Rent expenses
Itaúsa - Investimentos Itaú S.A.	1	-	-
Equipment and software purchase
Itautec S.A.	396	324	125
(1) Maintenance and services related to electronic equipment and software.

Itaú Unibanco Holding has made regular donations to Fundação Itaú Social, a charitable foundation whose objectives are:

•
to create the “ Programa Itaú Social, ” aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the areas of education and health;

•	to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “ Programa Itaú Social, ” and

•	to act as a supplier of ancillary services to companies of the group.

Itaú Unibanco Holding is the founding partner and sponsor of the Instituto Itaú Cultural – IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The table below shows the donations to both entities and services rendered by Fundação Itaú Social to Itaú Unibanco Holding:

(in millions of R$)
	2009	2008	2007
Donations by Itaú Unibanco Holding to
Fundação Itaú Social	-	-	2
Instituto Itaú Cultural	39	36	4
Instituto Unibanco de Cinema	10	-	-
Associação Clube "A"	1	-	-
Rent expenses
Fundação Itaubanco	24	23	-
FUNBEP - Fundo de Pensão Multipatrocinado	6	-	-
Service fees and commission income
Fundação Itaubanco	9	6	-
FUNBEP - Fundo de Pensão Multipatrocinado	2	-	-

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

8A.	Consolidated Financial Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Litigation

Overview

We are party to numerous lawsuits and administrative proceedings that arise during the normal course of our business. We are routinely involved in consumer complaints filed with SUSEP and the Central Bank, which do not constitute administrative proceedings. We are not defendants in any material administrative proceeding with the CVM, SUSEP, the Central Bank or any municipalities.

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2009, our provisions for such contingencies were R$13,988 million, of which R$8,343 million are related to tax contingencies, R$3,158 million are related to labor contingencies, R$2,487 million are related to civil contingencies. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans to combat hyper-inflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems as granted by the Brazilian federal constitution.

Holders of savings accounts during the periods when the monetary stabilization plans were implemented have challenged the constitutionality of the laws that implemented those plans, claiming from the banks where they held their savings accounts additional amounts of interest based on the inflation rates applied to savings accounts under the monetary stabilization plans.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans. We record provisions for such claims upon receipt of summons to present a defense based on statistical criteria, considering the average amount paid in similar lawsuits. Each provision may be adjusted based on the balance in the savings account statements of each plaintiff during the relevant periods and based on the collateral we may be required to post with respect to each lawsuit.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ office ( Ministério Público ) on behalf of holders of savings accounts. Upon final judgment of a class action, holders of savings accounts may collect any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court ( Supremo Tribunal Federal ) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the monetary stabilization plans as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of monetary stabilization plans as applicable to time deposits and other private agreements the Federal Supreme Court has decided that the laws were in accordance with the federal constitution. Due to this contradiction, the Confederação Nacional do Sistema Financeiro – Consif filed a special proceeding with the Federal Supreme Court ( Arguição de Descumprimento de Preceito Fundamental nº 165 – ADPF, 165), in which the Central Bank has filed an amicus brief, challenging the existing Federal Supreme Court ruling with respect to savings accounts and arguing that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

Other Civil Litigation

In addition to litigation arising from government monetary stabilization plans, we are defendants in numerous civil lawsuits arising from the normal course of our business. We are not able to currently predict the total amounts involved in these claims, due to the nature of the matters disputed. However, we believe that any potential liabilities related to these lawsuits will not have a material adverse effect on our financial condition or results.

As of December 31, 2009, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$2,487 million.

Tax Litigation

We are involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are claims in connection with: (i) the imposition of different rates of CSLL on companies participating in the financial system; and (ii) the imposition of the CPMF on the disposal of leasing companies’ cash accounts.

Regarding item (i), we have filed several lawsuits contesting the increase of CSLL’s rate based on the fact that it applies only to companies participating in the financial system. Such lawsuits are still pending a decision from the São Paulo Federal Court Circuit.

In relation to item (ii), on February, 2008, following previous cases, the Superior Court of Justice published a ruling concerning a discussion of Unibanco Leasing according to which leasing companies will be considered financial institutions and therefore will benefit from the CPMF exemption on financial transfers related to any funding or investments made in the course of financial business. Such ruling is favorable to all of our remaining claims.

In addition, special payment conditions were created by Law No. 11,941, enacted on May 27, 2009, with respect to tax debts, especially those under litigation (the “Tax Program”). Under those special payment conditions, litigating taxpayers who agree to discontinue the litigation can pay only the principal amount under dispute without any penalty and only 45.0% of the interest regularly applicable to such tax debts.

We applied for inclusion in the Tax Program tax disputes in which we considered that an unfavorable decision “more likely than not” would occur (higher then a 50.0% chance of loss) based on legal counsel opinion. The most relevant lawsuits included in the Tax Program were those filed by certain financial institutions of ours against the increase of the scope of the PIS/COFINS assessment.

Due to application to this Tax Program, we have recorded a effect in net income of R$292 million as result of the reversal of tax provisions related to the litigation we discontinued.

Labor Litigation

Labor unions and former employees file lawsuits against us seeking compensation for alleged violations of their labor contract or related statutory rights. As of December 31, 2009, there were approximately 43,000 labor claims filed against us. Individual labor lawsuits against us are primarily related to overtime pay and salary parity.  Collective labor lawsuits against us are primarily related to maintenance of healthcare plans, security rules, strikes and salary differences resulting from monetary stabilization plans implemented by the Brazilian federal government. We are also defendants in labor lawsuits filed by the Public Labor Prosecutor Office related to union classification, outsourcing, occupational disease, health and safety, determination of working days, and compliance with minimum share of disabled personnel. For the fiscal year ended December 31, 2009, we paid approximately R$567 million in settlements with former employees and judgments imposed by the labor courts.

Dividend Policy and Dividends

General

Brazilian corporate law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits of the corporation, comprising normal dividends and interest on shareholders’ equity, that must be distributed to the shareholders as described below. Under Brazilian corporate law, distributable profits may be paid in the form of normal dividends or in the form of interest on shareholders’ equity. The principal difference between dividends and interest on shareholders’ equity is their tax treatment.

Interest on shareholders’ equity is limited to the daily pro rata variation of the Brazilian long-term interest rate ( Taxa de Juros de Longo Prazo), or TJLP, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on shareholders’ equity may also be accounted for as a tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E. Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” The amount paid to shareholders as interest on shareholders’ equity, net of withholding tax, may be included as part of the mandatory distribution. In such cases, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distribution. See “Item 10B. Memorandum and Articles of Association – Preferred Shares and Common Shares – Calculation of Distributable Amount.”

Under our bylaws, we are required to distribute to our shareholders as dividends in respect to each fiscal year an amount equal to not less than 25% of the distributable amount (adjusted net profit, as per article 202 of Law No. 6,404/76), or the mandatory dividend. Our board of directors may also declare the payment of interim dividends from retained earnings and profit reserves. Any payment of interim dividends or payment of interest on shareholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. Each preferred share will be entitled to a priority minimum annual dividend of R$0.022.

Under Brazilian corporate law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if management reports to shareholders at a meeting that the distribution would be incompatible with the financial circumstances of the company and the shareholders ratify this decision at a meeting. In this case, the fiscal council must prepare and issue an opinion about the report of management and management must forward an explanation to the CVM within five days of the shareholders’ meeting, justifying the decision. The profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

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

Shareholders who are not Brazilian resident must generally register with the Central Bank to have dividends and interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted, as foreign currency, outside of Brazil. See “Item 10E. Taxation – Brazilian Tax Considerations – Registered Capital”.

The preferred shares underlying the ADSs are held in Brazil by the custodian (as agent for the depositary), which is the registered owner on the records of the registrar of our preferred shares. The registrar is The Bank of New York Mellon.

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

In the event that the custodian or the depositary is unable to immediately convert the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before those distributions are converted and remitted.  See “Item 3A.  Selected Financial Data – Exchange Rates” and  “Item 10E. Taxation – Brazilian Tax Considerations” (for tax implications).

Dividend Policy

We currently intend to pay dividends and interest on shareholders’ equity equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that our board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares. We pay a fixed amount of dividends monthly, equivalent to R$0.012 per share.

The record date in Brazil for the monthly payment is the last business day of the preceding month and in the United States the record date is three business days after the Brazilian record date. The payment of dividends is the first business day of the following month.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month.

8B.	Significant Changes

We are not aware of any significant changes bearing on the financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

9A.	Offer and Listing Details

Our preferred shares trade on the New York Stock Exchange, or NYSE, under the symbol “ITUB” in the form of American Depositary Shares, or ADSs.  We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.  Each ADS represents one preferred share. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon, as depositary, under a deposit agreement, d ated as of May 31, 2001, as amended and restated as of February 20, 2002 and among us, the depositary and the owners and beneficial owners of ADRs from time to time.

We are a publicly held company with shares traded on the market since our foundation, in 1945, date of our registration with the BM&FBOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BM&FBOVESPA under the symbol “ITUB4” for the preferred shares and “ITUB3” for the common shares without par value.

As of December 31, 2009, there were:

•
an aggregate of 2,281,649,744 preferred shares issued, including 43,588,307 held as treasury shares, and 2,289,286,475 common shares issued, including 2,202 held as treasury shares (including the issuance of 527,750,941 common shares and 614,237,130 preferred shares, in light of the Association with Unibanco, according to the extraordinary shareholders’ meeting held on November 28, 2008), and

•
57,174,784 common shares and 1,376,780,347 preferred shares held by foreign investors (this number was calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody and also includes the stake held by BAC), representing 2.5% and 60.3%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under the registration statement on Form F-6 pursuant to the Securities Act.  As a result of a stock split effected on October 3, 2005, one ADS came to represent one preferred share without par value.  As of December 31, 2009, there were approximately 768.5 million ADSs outstanding, representing approximately 33.7% of the preferred shares.  All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon. As of December 31, 2009, there were 60 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits ( Certificados de Depósitos Argentinos ) or CEDEARs, on the Argentine Stock Exchange ( Bolsa de Comércio de Buenos Aires ), or BCBA.  Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2009, there were approximately 5,141,400 CEDEARs outstanding.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA, in reais and U.S. dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information for periods prior to June 2008 when the stock bonus of 25% was affected is presented after giving retroactive effect to the bonus.

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2005	21.78	13.65	9.99	5.14
2006	28.18	18.56	13.45	8.12
2007	37.45	24.55	21.22	11.48
2008	38.09	15.37	23.07	6.65
2009	40.63	18.47	23.44	7.63

2008
1st quarter	33.43	25.87	19.71	14.68
2nd quarter	38.09	28.76	23.07	16.72
3rd quarter	31.72	24.55	20.05	12.69
4th quarter	29.49	15.37	15.35	6.65

2009
1st quarter	27.53	18.47	12.58	7.63
2nd quarter	30.36	22.93	15.54	10.01
3rd quarter	36.21	26.73	20.36	13.38
4th quarter	40.63	33.00	23.44	18.91

Share prices for the most recent six months are as follows:

November 2009	38.79	33.55	22.60	19.07
December 2009	40.63	37.50	23.44	21.11
January 2010	40.49	35.05	23.49	19.08
February 2010	38.03	33.81	20.87	18.03
March 2010	39.25	36.46	22.04	20.19
April 2010	40.27	36.21	22.91	20.58
May 2010 (through May 4)	37.58	36.48	21.40	20.78

Source: Economática System

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2005	10.07	5.13
2006	13.25	8.07
2007	21.37	11.47
2008	23.53	6.09
2009	23.95	7.55

2008
1st quarter	19.82	14.57
2nd quarter	23.53	16.80
3rd quarter	20.03	10.38
4th quarter	17.71	6.09

2009
1st quarter	12.69	7.55
2nd quarter	15.52	9.95
3rd quarter	20.50	13.32
4th quarter	23.95	18.80

Share prices for the most recent six months are as follows:

November 2009	22.97	19.10
December 2009	23.95	20.62
January 2010	23.79	18.89
February 2010	21.00	17.86
March 2010	22.09	20.20
April 2010	22.97	20.50
May 2010 (through May 4)	21.41	20.76

Source: Economática System

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Trading on the Brazilian Stock Exchanges

In 2000, the stock exchanges in Brazil executed a memoranda of understanding, and from that date on all securities are traded only on the BM&F and the São Paulo Stock Exchange, or BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which continued to be traded on the Rio de Janeiro Stock Exchange.

The principal trading market for our preferred shares and common shares is the BM&FBOVESPA.  Settlement of transactions is effected three business days after the trade date.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms.  The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date.

The BM&FBOVESPA is the largest stock trading center in Latin America.

Throughout its history, the BM&FBOVESPA has undergone changes in order to streamline its structure.  On August 28, 2007 there was a corporate restructuring process that resulted in the merger of BM&F and BOVESPA. The group underwent another restructuring process in November 28, 2008, by which the holding company of the group, BOVESPA incorporated the fully-owned subsidiaries, the Bovespa – Bolsa de Valores de São Paulo (BVSP), which was responsible for the operations of the stock exchange and the organized over-the-counter markets and the CBLC, which provided settlement, clearing and depository services.

Those corporate restructurings have consolidated the demutualization process, thereby causing the access to the trading and other services rendered by the stock exchange to be unpegged from the stock ownership.  In the former operating format of the BM&FBOVESPA, only the brokers that were members of the stock exchange were allowed to trade.

The BM&FBOVESPA has two open outcry trading sessions each day in Electronic Trading System: Pre-Opening Fixing, to input orders for the calculation of the theoretical opening price; Continuous Trading Session, for all securities traded on all markets; Closing Call, for all the stocks traded on the cash market comprising the portfolio of the BOVESPA index and options series with higher liquidity. After Market Trading Session (Pre-opening), period for cancellation of bids and asks registered in the regular trading session.

In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of the CMN. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 of the CMN requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 of the CMN to other non-Brazilian holders through a private transaction. See “Item 10E. Taxation - Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under Brazilian Corporate Law, a company is either public, a companhia aberta , such as we are, or private, a companhia fechada .  All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located.  Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

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

The Brazilian securities law, the Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders.  On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002.  In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information.  See “Corporate Governance Practices” below.  The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings, Instruction No. 380 for the regulation of Internet offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of registry of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and public request of proxy for shareholders meeting. Instruction No. 480 also requests that publicly held companies present a reference form ( Formulário de Referência ) which consists in maintaining a permanently updated file containing relevant information on the issuer, to which would be added supplementary offer notes at each new public offer.

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA by prompting such companies to follow good practices of corporate governance.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.  These listing segments increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 ( Nível 1 ) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading ( free-float) , (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of the agreements entered with related parties, and (f) make a schedule of corporate events available to shareholders.

To become a Level 2 ( Nível 2 ) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares and 80% of the price paid per share of the controlling block of preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members with a term of two years maximum, from which at least 20% are independent members as determined by the rules of Level 2, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

We focus on creating value for our shareholders.  We believe that one of the ways have found to generate value for our shareholders is to maintain good practices of corporate governance, as a long-term continuous process, designed to ensure sustained growth of the company.  For many years we have been following principles relating to disclosure, minority shareholders’ rights and transparency as part of our corporate governance initiatives. For example, we are a public company with shares traded on the market since its foundation, in 1945, date of our register at the BM&FBOVESPA.  In February 2002, we listed our Level II ADRs on the NYSE and have therefore complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP format and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

Public meetings are one of the most important channels of communication with the bank and are highly appreciated by investors, analysts and shareholders.  The opportunity to interact with members of our senior management and discuss strategies and profitability can be a decisive factor when making an investment decision.  The BM&FBOVESPA requires companies listed on the Corporate Governance Levels to hold at least one meeting with investors every year.  We have been holding public meetings at the regional offices of the Association of Capital Market Investment Analysts and Professionals (locally APIMEC) and making several presentations in the United States and Europe since 1996.  When making these presentations, have the opportunity to provide the financial community with details regarding our performance, strategies for adding value and perspectives for the future and other relevant issues. As a commitment to further strengthen its position in the Brazilian capital market, we have also made presentations at APIMEC’s regional offices in different cities covered by APIMEC regional offices since 2002.  In 2009 we made twenty two presentations at APIMEC, roadshows in the United States, Europe and Asia, five teleconferences in Portuguese and five teleconferences in English on quarterly reports and relevant facts among other presentations that were made in Brazil at seminars, conferences and congresses on a wide range of subjects related to our performance and the capital market.

In November 2004, we became the first Brazilian company to voluntarily adopt treasury operational rules.  These rules are the result of an international study of the market’s best practices and now govern all of our stock.  Our senior management believes these rules provide a number of benefits such as decrease in operational, financial and strategic risk, reduced risk of market concentration or improper price formation, reinforcement of the strategy of repurchasing securities aimed at preserving liquidity and value for shareholders and corporate governance best practices, guaranteeing greater transparency for transactions.

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

In August 10 2009, our board of director resolved to amend pursuant to the proposal the text of Corporate Governance Policy.

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

•	oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the fiscal committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and

•	forbid the use of insider information.

Pursuant to the CVM Rule No. 480 of December 7, 2009, the CVM expand the quantity and improve the quality of information reported by issuers. This Rule represents a significant step forward in providing the market with greater transparency over securities issuers. For that purpose, the Annual Information Report (IAN) was replaced by a reference form ( Formulário de Referência ), which comprised the information requested by IAN and added several other data required under CVM Rule 400/2003 that were only subject to disclosure upon a public offering.

Such reference form ( Formulário de Referência ) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and USA, among others), by means of which the information regarding an specific issuer is consolidated into one document and is subject to periodic update (the “Shelf Document”). This mechanism offers the investor the possibility to analyze one single document for relevant information about the issuer.

CVM Rule No. 480 also created two groups of issuers per type of securities traded. Group A issuers are authorized to trade in any securities, whereas Group B issuers must not trade in stocks, depositary receipts (BDRs, Units) and securities convertible or exchangeable into stocks or depositary receipts. The greater extend of Group A authorization is followed by more stringent disclosure and reporting requirements. We, as issuers of stocks, are part of Group A.

CVM has also enacted Rule No. 481 of December 17, 2009 to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights.

CVM Rule No. 481 is intended to (i) improve the quality of information disclosure by publicly held companies to shareholders and to market in general, favoring the use of Internet as a vehicle to that end; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, specially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

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

•
entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors.  If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors.  Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder.  Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

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

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS.  To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the CVM to issue accounting rules conforming to the accounting standards adopted in international markets.  Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Additionally, on May 27, 2009, Law No. 11,941 was enacted and, among other issues, amended numerous provisions of the Brazilian Corporate Law and tax regulation, to enable greater convergence between Brazilian GAAP and IFRS. The Law is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stocks, provisions, real state investments. Amendments added broader criteria to be observed upon the elaboration of the notes to the financial statements. The financial statements of Brazilian listed companies as of December 2010 shall already be published according to new regulations. Financial Institutions shall additionally continue to follow regulations of Brazilian Central Bank. The adoption of such new accounting criteria in tax computations is still optional. As per current regulation of the Central Bank, banks are required to present the financial statements for the year ended December 31, 2010 prepared in accordance with International Financial Reporting Standards except that no comparative information for the year ended December 31, 2009 is required.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable.

10B .	Memorandum and Articles of Association

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which has been filed with the Commission) and to the Brazilian Corporate Law.

Registration and Purpose

We are a publicly held corporation with our principal place of business in the city of São Paulo, Brazil, governed mainly by our bylaws and by the Brazilian Corporate Law. Our Corporate Taxpayer Enrollment No. (CNPJ) is 60.872.504/0001-23 and we are registered with the São Paulo Commercial Registry ( Junta Comercial do Estado de São Paulo ) under No. 35300010230.

Our corporate purpose, as set forth in Article 2 of our bylaws, is to perform operations and services that Brazilian law permits financial institutions to perform, including foreign exchange transactions.

Directors Powers

Pursuant to Brazilian Corporate Law, only shareholders of a company are entitled to serve as its directors. Brazilian Corporate Law does not establish a minimum number of shares that a director must own.

Pursuant to our bylaws the age limit for holding a position on our board of directors is 70 years old.

Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers and establishing their functions,

•	appointing officers to comprise the boards of executive officers of the controlled companies as specified,

•	supervising our management and examining our corporate books,

•	convening shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	deciding on budgets for results and for investments and respective action plans,

•	choosing and removing the external auditors,

•	electing and removing the members of our audit committee and approving the operational rules that this committee may establish for its own functioning,

•	determining the payment of interim dividends, interest on shareholders’ equity,

•	deciding on buy-back operations on a non-permanent basis,

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

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one chairman and three vice-chairmen from among their peers. The annual shareholders’ meeting held on April 26, 2010 reelected the thirteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2011.

Our board of officers is responsible for our day-to-day management. It may be composed of a minimum of five and a maximum of 20 members. Our board of directors as of May 3, 2010 elected the 13 members of our current board of officers, which consists of the president, two executive vice presidents, five executive officers and five officers, who collectively comprise our board of officers, all for a term of one year, whose term ends at the board meeting following the 2011 annual shareholders’ meeting.

Certain Provisions of Brazilian Law

Under Brazilian law, the controlling shareholders, directors and officers may not take or receive loans, pledges or advances from financial institutions in which they are shareholders, directors and/or officers. In addition, financial institutions may not grant loans or advances to their affiliates, controlling shareholders, officers, directors and their respective relatives nor to companies in which these persons hold more than 10% of the capital stock or the control, or companies in which our officers hold a managing position. In addition, directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer. Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

The aggregate compensation of our directors is established at our annual shareholders’ meeting and our board of directors is responsible for regulating the use of this amount.

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

On April 30, 2002, our shareholders approved a proposal from our board of directors to grant our holders of preferred stock tag-along rights, whereby in the event of a change of our control, the preferred shareholders are assured the right to sell their shares at a price of at least 80% of the price paid for the shares of the controlling block.

Capital Increases and Payment for Subscribed Stock

Our bylaws authorize our board of directors to increase our capital stock up to a limit of six billion shares, of which three billion must consist of common shares and three billion of preferred shares, without amending our bylaws. The issuance of our stock may be made without considering our shareholders preemptive rights if made for the sale on a stock exchange, by a public subscription and exchange for our stock or in a public offering for the acquisition of our control. Regardless of this provision, all increases in our capital stock must be ratified by the shareholder and the Central Bank.

Once a capital increase is duly approved, the shareholder must pay the amount corresponding to the subscribed stock in accordance with the terms of the subscription bulletin. If the shareholder fails to make such payment, he will be considered to be in default under the terms of the law.

Liquidation

Pursuant to Brazilian Corporate Law, when a company’s bylaws do not have a provision concerning liquidation, its shareholders at an annual shareholder’s meeting shall determine the manner in which liquidation shall be conducted. Shareholders shall also appoint a liquidator and a fiscal council, which shall be installed during the period of liquidation, when liquidation occurs under the following circumstances: (a) due to the expiration of the company’s length of life (b) in cases set forth by the company’s bylaws; (c) by resolution of the annual shareholders’ meeting; (d) when a company’s stock is held by a single shareholder, except when the single shareholder is a Brazilian corporation, and a minimum of two shareholders is not reinstated by the following year and (e) when a company’s authorization to operate is legally extinguished.

Before the completion of the liquidation process and after all creditors have been paid, our shareholders, at our shareholders’ meeting, may resolve to make a pro-rata distribution among them, as corporate assets are being calculated. The liquidator is responsible for, among other duties, the winding up of the company’s businesses, sale of its assets, payment of liabilities and distribution of the remaining assets among shareholders.

Liability of Our Shareholders for Further Capital Calls

Brazilian Corporate law does not provide for capital calls. If there is an increase in our capital stock, the ownership interest of our shareholders could be reduced if they elect not to exercise their preemptive rights to subscribe for stock in the capital stock increase.

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

Our bylaws authorize a profit sharing plan for our directors and executive officers, as well as a stock option plan for management and employees. Payment of compensation of our directors and executive officers will be established annually by our annual shareholders’ meeting in the form of an aggregate and annual amount specified for each one of these bodies. It is the responsibility of our board of directors to regulate the use and allocation of the amount set aside for compensation. The board of directors, under Brazilian law, provides that the amount of compensation, as a whole, does not exceed the minimum of 10% of the net profits (total profits after tax income net of accumulated losses) in any fiscal year, and 100% of the amounts paid as fees to directors and officers.

Legal Reserve . Under the Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued profits and profit reserves.

Mandatory Dividend. Pursuant to our bylaws, at least 25% of the distributable amount must be allotted to the payment of a minimum mandatory dividend on all of our shares of any type or class (as discussed below).

Dividend Rights. Pursuant to Brazilian Corporate Law, a shareholder’s right to receive dividends expires within three years from the date the dividends are declared. If the amount is not claimed by the shareholder, the dividends will revert to our profit reserve.

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

At a shareholders’ meeting, which took place on October 8, 2001, our shareholders approved changes in our bylaws regarding the statutory reserves. Based on conditions pursuant to Brazilian Corporate Law, we have established in our bylaws that, according to a proposal by our board of directors, the annual meeting of our shareholders may decide on the creation of the following reserves:

•
Dividend Equalization Reserve, limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on shareholders’ equity, with the objective of maintaining a payment flow to shareholders. This reserve will be created with: (a) up to 50% of the fiscal year’s net profit; (b) up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.

•
Reinforcement for Working Capital Reserve, limited to 30% of the value of our capital stock, for the purpose of guaranteeing resources for our operations, is created with up to 20% of the fiscal year’s net profit.

•
Reserve for Capital Increase in Companies Held by Itaú Unibanco Holding , limited to 30% of the value of our capital stock, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, is created with up to 50% of the fiscal year’s net earnings. Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% (ninety-five percent) of our capital stock. The balance of these reserves added to the Legal Reserve may not exceed the capital stock.

•
Contingency Reserve . Under the Brazilian Corporate Law, a portion of our net profits may also be discretionally allocated by the shareholders’ meeting to a contingency reserve for an anticipated loss that they deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net profits and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil. The consolidated financial statements included in this annual report have been prepared in accordance with U.S.GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from the consolidated financial statements. Our consolidated statement of changes in shareholders’ equity presents the amount of dividends and interest on shareholders’ equity distributed in each of the years ended December 31, 2009, 2008 and 2007.

The Brazilian Corporate Law provides that all discretionary allocations of net profits are subject to approval by the shareholders voting at the annual meeting.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. This interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo ), or TJLP, and cannot exceed the greater of 50% of the net income for the period in respect of which the payment is made and 50% of retained earnings. Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E. Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distribution.

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred stock are not entitled to vote at our shareholders’ meetings.

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

Brazilian Corporate Law provides for multiple voting rights. Despite the lack of provision of our bylaws, a shareholder representing at least one tenth of our voting capital may request multiple voting rights. Once multiple voting rights have been duly required within 48 hours prior to the annual shareholders’ meeting, to each stock will be attributed as many votes as the number of our directors and the shareholders right to accumulate votes for a single candidate or distribute them among various candidates will be recognized. Whenever the election of our board of directors is conducted through a multiple voting process and the holders of common or preferred stock elect a director, the shareholder or group of shareholders bound by a voting agreement holding more than 50% of our voting rights will be entitled to elect directors in a number equal to the number of directors elected by the other shareholders plus one, regardless of the number of directors that, pursuant to our bylaws, comprises the board. It is the responsibility of the presiding officials at a shareholders’ meeting to previously inform our shareholders about the number of votes necessary for the election of each member of our board.

Our bylaws do not provide for staggered intervals. Therefore, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our shareholders, at an annual shareholders’ meeting, shall result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of its directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

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

Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block. Our bylaws provide that in the event of a change in our control, the acquirer will be required to pay the holders of our preferred stock 80% of the price per share paid to our controlling shareholders.

Brazilian Corporate Law also obliges our controlling shareholder to make a tender offer for all of our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our stock.

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

•	accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of capital stock, and

•	pass resolutions to reorganize our legal form, merge, consolidation or split, dissolution and liquidation, appoint and dismiss our liquidators and examine our accounts.

It is our board of directors’ responsibility to call a shareholders’ meeting. The first notice of the shareholders’ meeting must be published no later than 15 days before the date of the meeting on the first call.

Brazilian Corporate Law establishes that under specific circumstances, the meeting may also be convened by the fiscal council or any shareholder.

The notice of a shareholders’ meeting must be published on three different dates on official newspapers widely circulated in São Paulo, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, an indication of the subject matter. We also inform our shareholders of our shareholders’ meeting through our website and through the CVM, the BOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

As a general rule, Brazilian Corporate Law provides that a quorum for a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call and, if that quorum is not reached, any percentage of the company’s voting capital stock on the second call.

Generally, our meetings are held with a quorum representing two thirds of our voting capital. In order to attend a shareholders’ meeting a shareholder must present a document evidencing his identity and proof of deposit issued by the financial institution responsible for the bookkeeping of our stock.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy should be our shareholder, our corporation officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Withdrawal Rights

Neither our common shares nor our preferred shares are redeemable. A dissenting shareholder under the Brazilian Corporate Law may, however, seek withdrawal, subject to certain conditions, following a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting stock:

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

•	to reduce the mandatory distribution of dividends,

•	to change our corporate purposes,

•	to transfer all of our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa (incorporação de ações) ,

•	to acquire another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law,

•	to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company,

•	to participate in a group of companies as defined under Brazilian Corporate Law, or

•
in the event that the entity resulting from (i) a transfer of all our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly held company fails to become a Brazilian publicly held company within 120 days of the annual shareholders’ meeting in which such decision was taken.

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

•
a tender offer at a purchase price equal to fair value for all outstanding stock would be required upon a delisting or a substantial reduction in liquidity of our stock as a result of purchases by the controlling shareholders,

•
any sale of control would require the shareholders to tender for the minority shareholders’ common shares and, as provided for in our bylaws, for the minority shareholders’ preferred shares, at a purchase price equal to 80% of the price per share paid to the controlling shareholder,

•
shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies,

•
the controlling shareholders, the shareholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers would be required to disclose any purchase or sale of our stock to the CVM and the BOVESPA,

•	we would be permitted to satisfy our information disclosure requirements through the Internet, and

•
direct or indirect controlling shareholders and shareholders that appoint members to our board of directors or fiscal council, as well as any natural person or corporate entity, or group of persons, acting jointly or representing the same interests, that reach a participation, directly or indirectly, corresponding to 5% or more of type or class of stock representative of the capital of a listed company, must notify the company and, also whenever such participation increases by 5% for the type or class of shares representative of the company’s capital stock. In cases when an acquisition results in or was effected for the purpose of altering the controlling shareholding composition or the management structure of the corporation, as well as in cases in which the acquisition creates an obligation to conduct a public offering, the acquirer must further publish a notice in the press containing the required legal information about the transaction. The investor relations officer is responsible for informing the CVM, and as the case may be, the stock exchange or organized over-the-counter market entities on which the company’s shares are eligible for trading.

Form and Transfer

According to the Brazilian Corporate Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books ( Registro de Ações Nominativas ) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. The transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services.

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

American Depositary Receipts

The Bank of New York, as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

10C.       Material Contracts

None.

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

Foreign investors may register their direct investment in our shares under Law No. 4,131, dated September 3, 1962, or Resolution No 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to non-resident investors who are not residents in Brazil nor in tax haven jurisdictions (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation – Material Brazilian Tax Considerations” for more information.

Under Resolution No. 2,689 non-resident investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-resident investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Under Resolution No. 2,689, a non-resident investor must:

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

Pursuant to Resolution No. 2,689, securities and other financial assets held by foreign investors must be registered, safe kept or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.

The trading of securities under the regime of Resolution No. 2,689 is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transactions resulting from subscriptions, stock dividends, conversion of debt securities into shares, securities-referenced indexes, purchase and sale of shares of opened-end investment funds in securities and, when previously authorized by the CVM, cases resulting from going private transactions, cancellation or suspension of trading, judicial settlements and trading of shares covered by shareholder agreements.

In addition, any transfer or ownership assignment of investments in securities or other financial instruments held by non-resident investors not foreseen by Resolution No. 2,689 is prohibited, except for transfers resulting from mergers, spin-off, and other corporate reorganizations carried out abroad, as well as the cases of hereditary succession.

10E.        Taxation

This summary contains a description of the main Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change and to differing interpretations (possibly with retroactive effect). Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. holder (as defined below) of preferred shares or ADSs. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non-resident holder”).

This discussion is based on Brazilian law as currently in effect, which is subject to change. Any change in that law may change the consequences described below.  Each non-resident holder should consult his or her own tax adviser concerning Brazilian tax consequences of an investment in preferred shares or ADSs.

The preferred shares may be registered pursuant to Resolution No. 2,689 of the Brazilian Monetary Counsel - CMN.  The Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to enter into almost all transactions available in the Brazilian financial and capital markets, provided that the main requirements described below are fulfilled. According to Resolution No. 2,689, the definition of foreign investor includes individuals, companies, mutual funds and other collective investment entities domiciled or headquartered abroad. See “Item 10D. Exchange Controls” for more information.

Taxation of Dividends

Payment of dividends to the ADS depositary entity or to non-resident holders of preferred shares paid from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil.

Stock dividends derived from profits generated before January 1, 1996 are  subject to Brazilian taxation Cash dividends derived from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates according to the year when the profits were generated.

Interest on Shareholder's Equity

Distribution to shareholders of interest on shareholders’ equity deriving from preferred or common shares as an alternative form of dividend distributions to shareholders who are either Brazilian residents or non-residents, including holders of ADSs, is subject to withholding income tax at the rate of 15%. If the distribution of interest on shareholders’ equity is made to a beneficiary resident or domiciled in a “tax haven” jurisdiction, the payment of interest is subject to withholding income tax at the rate of 25% (the 15% rate is not applicable).

These payments, except for certain limitations, are deductible from the calculation of taxable income for purposes of income tax payment in Brazil, and from 1997 they also became deductible from the calculation of taxable income for purposes of social contribution on net income payment, as soon as the amount of interest is credited to the liabilities of the company that makes the distribution (when the amount payable to each shareholder is already known) or paid to the shareholder, whichever occurs first.  To the extent this payment is treated as a portion of the mandatory dividend, as provided for by the current legislation, the interest on shareholders’ equity paid to shareholders is discounted from the mandatory dividend payable to shareholders. However, if the amount of interest on shareholders’ equity exceeds that of the mandatory dividend, the amount will not be refunded to shareholders and will be considered a form of additional dividend. Resolutions on the distribution of interest on shareholders' equity are made by the board of directors, although the approval for the use of profits is obtained at the annual shareholders’ meeting that approves the financial statements.

Taxation of Gains

(a)	Sale of ADS

Gains realized outside Brazil by a non-resident holder related to the disposal of ADSs to another non-resident holder are not subject to Brazilian taxation. However, after the publication of Law No. 10,833/03, the disposal of assets located in Brazil by a non-resident holder to another non-resident holder  may be subject to tax charges in Brazil.  Although there is no current legal case providing accurate definition for such new Law and although the Law is not completely clear, ADSs are generally not considered assets located in Brazil for the purposes of Law No. 10,833/03, because they represent securities issued and negotiated in an offshore exchange market. It is important to note, however, that even if ADS were considered assets located in Brazil, then investors resident in non-tax haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8.981/95.

(b)	Conversion of preferred shares into ADS

The deposit of preferred shares in exchange for ADS may be subject to Brazilian capital gain tax , if the investor is resident in a tax haven location or if the preferred shares were not registered according to CMN Resolution No. 2,689/00. The difference between the acquisition price or the amount otherwise previously registered at the Brazilian Central Bank and the average price of the preferred shares may be considered taxable capital gain and may be subject to income tax at a general rate of 15%. Tax haven investors may be subject to 25% capital gain tax in the sale or transfer of shares out of the financial markets.

On the other hand, when non tax-haven investors deposit preferred shares registered in Resolution No. 2,689/00 portfolio in exchange for ADS such deposit should not be subject to capital gain tax.

(c)	Preferred Shares negotiated in Brazil

Foreign investors resident in non-tax haven locations that register their portfolio according to CMN Resolution No. 2,689/00 benefit of a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian exchanges is exempt of income tax. On the other hand, sale of shares not registered according to Resolution No. 2,689/00 or made out of stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to investors resident in tax haven locations, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including exchanges and out-of-the-counter markets. The taxation rate is then generally 15%. If such investors sell shares out of the financial markets, the income taxation rate shall raise to 25%.

 Any exercise of preemptive rights related to the preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation.  The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the non-resident holder and the market in which such rights are sold. If the holder is located in a non-tax haven jurisdiction, the sale of preemptive rights is exempt of tax if made within Brazilian exchange markets or is subject to 10% income tax if made beyond exchange markets. If the holder is located in a tax haven jurisdiction, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights are sold beyond such markets.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax District

For the purpose of investments in financial markets, Brazilian legislation defines “tax haven” jurisdictions as countries or locations that do not impose any income tax or where the maximum income tax rate is 20%.  Except for certain situations, income from transactions of a beneficiary resident or domiciled in a country considered a “tax haven” jurisdiction, is subject to withholding income tax at the rate of 25%.

Tax on Foreign Exchange on Financial Transactions (IOF/Câmbio)

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08, 6,453/08, 6,556/08,  6,613/08 and 6.983/09, IOF/Câmbio may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments.  The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

The rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets may vary from time to time as defined by the government and the rates may be different based on the type of investment as well as the time in which such investment is maintained in Brazil. The inflow of foreign funds for the purchase of shares under CMN Resolution No. 2,689/00 is subject to 2% IOF tax. The acquisition of ADS is not subject to IOF tax.  IOF rate is zero in the outflow of foreign investment.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs by a non-resident holder, except for gift, inheritance and legacy taxes that are  charged by some states of Brazil on gift, inheritance and legacy bestowed in such states of Brazil or, if bestowed abroad, by gift, inheritance or legacy receiver domiciled in these states of Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Registered Capital

The amount of an investment in preferred shares made by a non-resident holder, as so qualified under Resolution No. 2,689 and registered with CVM, or by such non-resident holder’s representative, is eligible for registration with the Central Bank of Brazil (whereby the amount registered is referred to as “Registered Capital”); such registration allows the remittance of foreign currency outside Brazil, converted by the commercial market rate and purchased with the amounts related to the distribution of such preferred shares. The Registered Capital of each preferred share purchased in Brazil and deposited with the depositary, shall be equal to its purchase price (in U.S. Dollars).

The non-resident holder of preferred shares may meet delays in such registration, which may consequently delay the remittances abroad. Such delay may also adversely affect the amount in U.S. Dollars received by the non-resident holder.

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

This discussion does not address all aspects of U.S. federal income tax law that may be relevant to a U.S. holder in light of such U.S. holder’s particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law.  Further, this discussion does not address U.S. federal estate and gift tax, the Medicare tax on net investment income or the alternative minimum tax consequences of acquiring, holding or disposing of our preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold our preferred shares or ADSs. Moreover, this discussion deals only with our preferred shares or ADSs that a U.S. holder will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks and other financial institutions, insurance companies, securities dealers, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of the total combined voting power of our shares and persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. U.S. holders are urged to consult their own independent tax advisors as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws. This discussion is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal tax income purposes. See the discussion under “—Passive Foreign Investment Company Rules.”

Taxation of Distributions

In general, distributions of cash or property with respect to our preferred shares or ADSs including distributions of interest on shareholders’ equity, as described under “—Brazilian Tax Considerations - Interest on Shareholders’ Equity,” to a U.S. holder will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends to such U.S. holder for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of a U.S. holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain which will be either long-term or short-term capital gain depending on whether the U.S. holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends generally will be includible in the gross income of a U.S. holder on the day on which the dividends are actually or constructively received by the U.S. holder, in the case of our preferred shares, or on the day on which such dividends are actually or constructively received by the depositary, in the case of our ADSs.

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received on our preferred shares or ADSs.  U.S. holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes.  Dividends received with respect to our preferred shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income.  Dividends paid with respect to our preferred shares and ADSs generally will constitute “passive category income” in most cases.  U.S. holders should be aware that the U.S. Internal Revenue Service, or IRS, has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax withheld on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own independent tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

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

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as “qualified dividend income,” because the preferred shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own independent tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

In general, gain or loss, if any, realized by a U.S. holder  upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction of any Brazilian income tax) on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held our preferred shares or ADSs for more than one year.  Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain or loss, if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.  Consequently, if Brazilian income tax is withheld on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax if such U.S. holder does not receive sufficient foreign source income from other sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. We urge U.S. holders of our preferred shares or ADSs to consult their own independent tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such preferred shares or ADSs.

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

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law.  Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

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

We do not expect to provide information that would allow U.S. holders to avoid the foregoing consequences by making a “qualified electing fund” election.

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

A U.S. holder of stock in a PFIC (but not a subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e. “regularly traded” on a “qualified exchange” or “other market”). Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year. In particular, it is unclear whether the BOVESPA would meet the requirements for a “qualified exchange or other market” for this purpose.

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

Recently enacted legislation requires U.S. persons who are shareholders in a PFIC to file an annual report containing information set forth as required under applicable Treasury Regulations. As of the date of this annual report, however, such Treasury Regulations have not yet been promulgated.

U.S. holders should consult with their own independent tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale or other taxable disposition of our preferred shares or ADSs, unless the U.S. holder (i) establishes that it is an exempt recipient, or (ii) with respect to backup withholding,  provides a correct taxpayer identification number and certifies, under penalty of perjury, that is a U.S. person and that no loss of exemption from backup withholding has occurred. For taxable years beginning after October 31, 2010, the backup withholding rate is currently scheduled to increase to 31%. Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

Recently enacted legislation requires certain U.S. holders to report information with respect to an investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution to the IRS.  Investors who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our preferred shares.

10F.        Dividends and Paying Agents

Not applicable.

10G.       Statement by Experts

Not applicable.

10H.       Documents on Display

We are subject to the informational requirements for foreign private issuers of the U.S. Securities Exchange Act of 1934, as amended, or as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained by mail from the Public Reference Room of the Commission at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access those materials, including this annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at http://www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100 - São Paulo - SP - 04344-902 – Brazil.

10I.         Subsidiary Information

Not required.

ITEM 11                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative instruments qualifying for hedge accounting

During the last quarter of 2008 certain exchange-traded future contracts, or DI Futures, were designated as hedging instruments of variable-rate subordinated certificates of deposit in a cash flow hedge strategy. During 2009 some of those hedges were discontinued because they were no longer effective. The carrying amount at December 31, 2009 of subordinated certificates of deposits designated in this hedge strategy and the notional amount of the DI Futures of the designated hedging instruments is R$ 12 million.

The maturity of the hedged item and derivatives is 2012.

This hedge strategy aims to protect changes in the interest cash flows of certain variable-interest rate subordinated certificates of deposit, attributable to changes in CDI rate. CDI rate is considered the benchmark interest rate for the Brazilian reais -denominated financial market and is set daily. The hedge strategy results in fixing the cash flows associated with the variability of the CDI rate. In order to hedge the variability in the cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts traded on BM&FBOVESPA. Under the DI Futures contracts a net payment is made for the difference between an amount computed as the notional amount multiplied by the CDI rate and the notional amount multiplied by a fixed rate.

Considering the irrelevance of the notional amount of these derivatives and of the carrying amount of hedged items in relation to our overall market risk, our disclosure about market risk corresponds to our overall market risk comprising the instruments designated in a hedge relationship for accounting purposes aforementioned and all other instruments.

Market Risk

Market risk management is the process through which we monitor and manage the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the value of assets, our liabilities and off-balance sheet positions.

We conduct comprehensive analysis of market risk based on market risk factors, which may affect our positions. Transactions, including derivatives, are separated according to risk factors, which may affect their market value and are then grouped in different ways in accordance with business strategies. A risk factor refers to a measure of market impact, which causes changes in the potential loss in future earnings. Each risk factor is related to market parameters whose variation may affect the market value of our transactions. Risk analyses are conducted for each risk factor estimating potential losses using Value at Risk, or VaR, models based on the statistical behavior of risk factors at a confidence level of 99%. The main technique employed for the quantification of risk is the measurement based on market parameters of the potential reduction (or increase) in the fair value of assets (or liabilities) associated with a change in market factors by market parameter. The risk analysis process quantifies the exposure and risk appetite using risk limits based on market risk factors, VaR (at 99% confidence level), stress simulations, or VaR Stress, and capital to cover economic capital for market risk.

Our risk management process begins with determining limits, which are approved by the institutional treasury supervisory committee, based on the risk appetite and the financial capacity of each business unit. These limits are informed by each business unit’s risk control division that carries out daily risk management and provides information periodically to Itaú Unibanco Holding’s risk control division. Our risk control division monitors the scope, precision and quality of our controls. The risk control cycle is concluded with a consolidated risk report to the institutional treasury supervisory committee. The committee is responsible for monitoring all strategies and exposures, understanding, and managing market risk on a consolidated corporate level.

In order to monitor our market risk exposure, we manage two categories of exposures:

•            Trading portfolio (trading book): consists of all transactions in financial instruments and commodities, including derivatives, which are held with the intention of trading or to hedge other elements of the trading book and are not subject to limitations on their marketability. Transactions held in the trading book are those intended for resale. The trading book is managed by the flow book trading desk and the proprietary trading desk; and

•            Non-trading portfolio (banking book or “structural gap”): consists of all transactions not classified in the trading book. It consists of structural transactions and their hedges, as well as transactions to manage our non-trading portfolio.

As result of the Association during 2009 we have unified the risk models and control and procedures existing in Itaú BBA, Unibanco and Itaú.

We monitor our trading book through the use of VaR models, VaR Stress scenarios, maximum loss limits, or Stop Loss, and maximum loss alerts (which alerts that the Stop Loss may be reached under stress scenarios). We manage our banking book through the use of VaR models, VaR Stress scenarios and profit and loss simulations under stress scenarios.

VaR is a statistical measure that estimates the maximum potential economic loss under normal market conditions based on probability and time horizon. As presented in the following tables, VaR corresponds to the maximum potential economic loss in one day with a confidence level of 99%. VaR Stress is a scenario analysis that evaluates the assets and liabilities of a portfolio assuming extreme market conditions, based on historical and projected scenarios. In certain cases, we further analyze VaR Stress based on worst-scenario and worst-combination. Stop Loss is a maximum loss amount, measured based on the materiality standards for our financial statements that a single trader, a group of traders or a trading desk can reach in one day. Maximum loss alerts are triggered by actual losses considered together with the maximum potential loss under stress scenarios. Profit and loss simulations under stress scenarios is a scenario analysis that evaluates profits and losses of a portfolio assuming extreme market conditions that vary from optimistic, pessimistic and very pessimistic.  The stress scenarios for VaR Stress and profit and loss simulations under stress scenarios are defined by the institutional treasury superior committee, which projects interest rates, inflation, spreads, exchange rates, GDP and other inputs and determines the optimistic, pessimistic and very pessimistic scenarios.

The foreign exchange rate exposures disclosed under “foreign exchange rate” in the VaR tables represent the aggregate potential loss from changes in foreign currency exchange rates measured under VaR.

Domestic Operations

The main market risk factors that we analyze in the domestic operations risk control process are:

•            Fixed rate;

•            TR: those linked to other referential rates, primarily the reference interest rate ( Taxa Referencial),   or TR;

•            Dollar linked interest rate:

•            Foreign exchange rate;

•            Equity;

•            Brazilian inflation index linked interest rate: including General Market Price Index ( Índice Geral de Preços – Mercado), or IGP-M, and Large Consumer Price Index ( Índice de Preços ao Consumidor Amplo), or IPCA;

•            Sovereign risk;

•            Commodities;

•            Diversification effect: reducing risk due to the combination of several risk factors.

VaR of Structural Gap

In the following tables, we present VaR levels for our banking book, or structural gap (which excludes the operations of our proprietary trading desk and flow book trading desk). The structural gap has historically stayed within a close range because it is composed mainly of assets and liabilities in our retail business and derivatives used to hedge the structural gap portfolio’s market risk.

In 2009, the structural gap included commercial transactions and related financial instruments and its period-end and maximum VaR values decreased significantly due to increased financial market stability and our conservative management of the composition of the structural gap portfolio. In 2009, our average VaR of the structural gap was R$137.6 million, or 0.27% of total equity, compared to R$150.8 million in 2008, or 0.45% of total equity.

VaR of Structural Gap
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	49.3	126.7	46.8	252.6
TR	12.4	15.9	6.9	30.5
Dollar linked interest rate	7.2	14.3	2.7	58.6
Foreign exchange rate – U.S. dollar	4.2	2.2	0.0	18.4
Equity	3.3	4.9	0.4	11.7
Brazilian inflation index linked interest rate	16.8	8.6	2.4	21.1
Others	0.0	0.7	0.0	8.2
Diversification effect	(37.4)	-	-	-
Total	55.7	137.6	53.4	251.7

(*)                Adjusted to reflect the tax treatment of individual asset classes.

VaR of Structural Gap
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	145.6	145.7	51.8	707.8
TR	13.8	12.5	5.1	56.7
Dollar linked interest rate	13.7	14.4	4.1	71.1
Foreign exchange rate – U.S. dollar	7.6	8.6	0.0	75.6
Equity	10.0	7.1	1.6	22.4
Brazilian inflation index linked interest rate	3.3	5.7	2.7	10.2
Diversification effect	(33.3)	-	-	-
Total	160.8	150.8	53.8	674.1

(*)                Adjusted to reflect the tax treatment of individual asset classes.

VaR of Flow Book Trading Desk

We present the VaR for the operations of our flow book trading desk in the following tables. Our flow book trading desk trades in the domestic and foreign markets, specifically to hedge the exposure of our portfolio’s market risk. The VaR of these operations is sensitive to market conditions and the expectations of portfolio managers, and may result in significant day-to-day changes. However, the liquidity of the markets for these trading instruments and our active management of the flow book trading desk portfolio allow the reversal of positions within a short period, which reduces market exposure in cases of economic instability. We monitor the flow book trading desk by using VaR Stress scenarios and statistical VaR, the latter of which was incorporated into our flow book trading desk’s controls in the third quarter of 2009.

During 2009, the main positions that contributed to our flow book trading desk risk exposure were related to fixed rate, Libor and equity (variable income transactions).  In 2009, our average VaR Stress of the flow book was R$117.7 million, or 0.23% of total equity, compared to R$84.8 million in 2008, or 0.25% of total equity.

VaR Stress of Flow Book Trading Desk
2009
	December 31,	Average	Minimum	Maximum
Trading Desk	(in millions of R$)
Total	(121.5)	(117.7)	(49.1)	(437.7)

VaR Stress of Flow Book Trading Desk
2008
	December 31,	Average	Minimum	Maximum
Trading Desk	(in millions of R$)
Total	(79.4)	(84.8)	(32.2)	(162.7)

VaR of Flow Book Trading Desk
2009
	December 31,	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	2.9	2.6	0.4	7.6
Dollar linked interest rate	6.7	1.0	0.4	2.1
Foreign exchange rate – U.S. dollar	0.7	1.5	0.1	6.5
Equity	1.2	4.3	0.8	13.8
Sovereign risk	0.7	1.8	0.0	5.6
Brazilian inflation index linked interest rate	0.9	1.1	0.0	1.6
Foreign interest rate	1.4	1.7	0.5	4.3
Commodities	0.1	0.4	0.0	2.2
Others foreign exchange rate risk	0.0	0.0	0.0	0.0
Other	0.3	1.0	0.0	3.4
Diversification effect	(6.2)	-	-	-
Total	2.7	6.6	0.4	14.4

(*)                Adjusted to reflect the tax treatment of individual asset classes.

VaR of Proprietary Trading Desk

The proprietary trading desk takes proprietary positions in order to optimize our risk adjusted return on capital. In 2009, our treasury continued to play its role as a pricing source for commercial operations and taking advantage of arbitrage opportunities.

Our management of market risk was an important tool in efficiently handling the changes in economic scenarios and in continuing to carry out diversified and sophisticated transactions. The last quarter of 2009 was marked by an improvement in global financial markets and an improvement in the Brazilian economy. The values of risk assumed did not change significantly in 2009 compared to 2008.  In 2009, our average VaR of the proprietary trading was R$45.3 million, or 0.09% of total equity, compared to R$ 26.0 million in 2008, or 0.08% of total equity.

VaR of Proprietary Trading Desk
2009
	December 31,	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	25.9	33.7	4.3	107.6
Dollar linked interest rate	5.1	3.6	0.5	11.3
Foreign exchange rate – U.S. dollar	10.3	15.0	0.1	40.8
Equity	5.7	5.6	1.4	17.8
Sovereign risk	0.1	3.2	0.0	9.6
Brazilian inflation index linked interest rate	1.2	1.6	0.6	7.2
Foreign interest rate	1.5	4.1	0.8	11.5
Commodities	3.0	0.9	0.0	4.1
Others foreign exchange rate risk	4.1	3.0	0.2	30.9
Other	3.6	2.7	0.5	10.2
Diversification effect	(20.7)	-	-	-
Total	39.7	45.3	16.5	108.2

(*)                Adjusted to reflect the tax treatment of individual asset classes.

VaR of Proprietary Trading Desk
2008
	December 31,	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	14.0	4.5	0.5	17.8
Dollar linked interest rate	3.1	6.0	0.7	18.9
Foreign exchange rate – U.S. dollar	8.7	17.4	0.0	126.3
Equity	3.7	4.3	0.7	16.3
Sovereign risk	9.6	12.0	0.7	35.7
Brazilian inflation index linked interest rate	2.7	2.7	1.1	7.4
Foreign interest rate	1.9	3.3	0.4	11.2
Commodities	0.0	0.4	0.0	2.2
Others foreign exchange rate risk	1.0	1.5	0.3	4.3
Other	8.6	4.8	0.6	28.4
Diversification effect	(35.6)	-	-	-
Total	17.6	26.0	6.9	112.8

(*)           Adjusted to reflect the tax treatment of individual asset classes.

 International Operations

We maintain active positions with respect to our international operations. The main risk factors to which we are exposed are the LIBOR interest rate and the market risk of corporate bonds and bonds issued by the Brazilian government. We carry out these transactions through Itaubank Ltd., located in the Cayman Islands, and our New York branch, whose VaR is presented below under “-VaR of Foreign Units.”

Banco Itaú Argentina S.A.’s (“Banco Itaú Argentina”) VaR is presented separately in the second set of tables below. In 2009, our average VaR of the Banco Itaú Argentina was US$1.68 million, or 1.70% of total equity, compared to US$2.42 million in 2008, or 2.30% of total equity.

Banco Itaú Chile S.A. (“Banco Itaú Chile”) and Banco Itaú Uruguay S.A. (“Banco Itaú Uruguay”) also have local risk management teams that, since 2008, monitor our exposure in banking (assets and liabilities management) and trading positions in those locations. Banco Itaú Chile and Banco Itaú Uruguay’s VaR for 2009 and 2008 are also presented in the tables below. In 2009, our average VaR of Banco Itaú Chile was US$0.71 million, or 0.095% of total equity, compared to US$0.62 million in 2008, or 0.091% of total equity. In 2009, our average VaR of the Banco Itaú Uruguay was US$0.32 million, or 0.20% of total equity, compared to US$1.62 million in 2008, or 1.14% of total equity.

The last set of tables present Banco Itaú Europa S.A.’s (“Banco Itaú Europa”) VaR. Banco Itaú Europa was incorporated in the last quarter of 2008. The results show VaR amounts much smaller than structural gap VaR, reflecting the relatively low exposure level of our international operations when compared to Brazil. In 2009, our average VaR of the Banco Itaú Europa was US$1.57 million, or 0.16% of total equity, compared to US$2.35 million in 2008, or 0.34% of total equity.

VaR of Foreign Units
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Sovereign and private bonds	1.3	8.1	1.4	10.9
LIBOR	1.2	3.4	1.0	7.7
Diversification effect	(0.6)	-	-	-
Total	2.0	6.4	1.7	9.5

VaR of Foreign Units
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Sovereign and private bonds	13.6	8.6	5.2	14.4
LIBOR	2.5	2.6	0.2	6.4
Diversification effect	(2.7)	-	-	-
Total	13.4	9.0	4.1	13.4

VaR of Banco Itaú Argentina
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Inflation index linked interest rate	0.00	0.02	0.00	0.16
LIBOR	0.44	0.20	0.08	0.84
Interest rate local currency	0.76	1.93	0.71	4.50
Badlar(*)	0.10	0.14	0.06	0.29
Foreign exchange rates - euros	0.03	0.04	0.00	0.39
Diversification effect	(0.52)	-	-	-
Total	0.82	1.68	0.68	3.91

(*)  “Badlar” is a wholesale rate, an average of the interest rates for time deposits above 1 million pesos with a maturity of 30 to 35 days offered by commercial banks, based on BCRA survey.

VaR of Banco Itaú Argentina
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Inflation index linked interest rate	0.36	0.13	0.01	0.40
LIBOR	0.30	0.23	0.03	0.99
Interest rate local currency	1.58	2.23	0.79	5.06
Badlar(*)	0.09	0.30	0.05	0.86
Foreign exchange rates - euros	0.27	0.09	0.00	0.75
Diversification effect	(0.41)	-	-	-
Total	2.20	2.42	0.80	5.01

(*)  “Badlar” is a wholesale rate, an average of the interest rates for time deposits above 1 million pesos with a maturity of 30 to 35 days offered by commercial banks, based on BCRA survey.

VaR of Banco Itaú Chile
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Chilean peso + inflation index linked interest rate	0.28	0.52	0.16	1.10
Dollar linked interest rate	0.31	0.42	0.08	1.22
Diversification effect	(0.15)	-	-	-
Total	0.44	0.71	0.23	1.94

VaR of Banco Itaú Chile
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Chilean peso + inflation index linked interest rate	0.26	0.39	0.01	1.03
Dollar linked interest rate	0.46	0.46	0.07	0.80
Diversification effect	(0.26)	-	-	-
Total	0.46	0.62	0.23	1.29

VaR of Banco Itaú Uruguay
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Foreign exchange rate – Uruguayan peso	0.07	0.06	0.03	0.30
Inflation index linked interest rate	0.14	0.15	0.05	0.45
Dollar linked interest rate	0.15	0.21	0.08	0.69
Other foreign exchange rate	0.07	0.11	0.00	0.41
Diversification effect	(0.23)	-	-	-
Total	0.20	0.32	0.14	0.65

VaR of Banco Itaú Uruguay
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
Foreign exchange rate – Uruguayan peso	0.34	0.57	0.34	0.99
Inflation index linked interest rate	0.36	0.51	0.33	0.85
Dollar linked interest rate	0.41	0.64	0.35	0.93
Other foreign exchange rate	0.97	1.87	0.97	2.95
Diversification effect	(0.87)	-	-	-
Total	1.21	1.62	0.90	3.28

VaR of Banco Itaú Europa
2009
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
EURIBOR	0.22	0.33	0.05	1.20
LIBOR	0.51	0.63	0.18	1.94
Foreign exchange rate	0.33	0.71	0.07	1.60
Other	0.18	0.24	0.09	0.60
Diversification effect	(0.26)	-	-	-
Total	0.99	1.57	0.27	3.64

VaR of Banco Itaú Europa
2008
	December 31	Average	Minimum	Maximum
Risk Factor	(in millions of US$)
EURIBOR	0.08	0.14	0.05	0.52
LIBOR	2.51	2.29	0.40	8.47
Sovereign risk	0.27	0.51	0.18	0.86
Diversification effect	(0.32)	-	-	-
Total	2.54	2.35	0.41	8.49

Global VaR

The Global VaR shown in the following tables encompasses the consolidated VaR of Itaú Unibanco Holding’s domestic and international operations, including the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay. The portfolios of Itaú Unibanco and Itaú BBA are presented together, segregated by risk factor.

Itaú Unibanco Holding seeks to maintain a policy of operating within low limits relative to our capital base. We observed that the diversification of risk within our business units was significant in 2009 reducing our global VaR. In 2009, our average VaR of the global VaR was R$160.8 million, or 0.32% of total equity, compared to R$165.5 million in 2008, or 0.50% of total equity.

Global VaR (*)
2009
	December, 31	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	69.1	147.5	30.7	219.7
TR	11.7	16.0	8.8	23.4
Dollar linked interest rate	11.3	8.8	2.6	18.8
Foreign exchange rate– U.S. dollar	13.7	21.7	1.2	35.1
Equity	7.4	15.1	6.2	31.5
Brazilian inflation index linked interest rate	16.2	14.1	10.2	21.0
Sovereign and private bonds	2.2	14.4	2.2	22.8
Foreign interest rate	1.8	8.6	1.7	20.5
Commodities	3.1	2.0	0.7	4.4
Other foreign exchange risk	3.7	3.2	0.1	6.8
Other	3.8	3.1	0.9	8.8
Itaú Argentina	1.4	2.9	1.2	6.8
Itaú Chile	0.8	1.2	0.4	3.4
Itaú Uruguay	0.3	0.6	0.3	1.1
Itaú Europa	1.7	2.7	0.5	6.3
Diversification effect	(62.9)	-	-	-
Total	87.2	160.8	60.9	241.6

(*)  Adjusted to reflect the tax treatment of individual asset classes.

Global VaR(*)
2008
	December, 31	Average	Minimum	Maximum
Risk Factor	(in millions of R$)
Fixed rate	159.3	148.2	56.1	713.8
TR	13.8	12.5	5.1	56.7
Dollar linked interest rate	16.6	15.0	4.2	58.6
Foreign exchange rate – U.S. dollar	17.2	25.6	0.1	168.7
Equity	15.5	11.4	1.4	29.1
Brazilian inflation index linked interest rate	4.6	6.3	3.0	10.6
Sovereign and private bonds	22.2	19.8	11.2	44.8
Foreign interest rate	7.8	9.3	0.8	26.2
Commodities	0.0	0.4	0.0	2.2
Other foreign exchange risk	1.0	1.4	0.3	4.3
Other	8.6	4.8	0.6	28.4
Itaú Argentina	5.1	5.7	1.9	11.7
Itaú Chile	1.1	1.5	0.5	3.0
Itaú Uruguay	2.8	3.8	2.1	7.7
Itaú Europa	5.9	5.5	0.9	19.8
Diversification effect	(97.9)	-	-	-
Total	183.7	165.5	65.1	673.4

(*)  Adjusted to reflect the tax treatment of individual asset classes.

Backtesting

We validate our statistical models on a daily basis by using backtesting techniques. We update stress scenarios on a monthly basis to ensure that market risks are not underestimated.

Risks are calculated with a confidence level of 99%, i.e., there is only a 1% probability that financial losses could be greater than the losses forecasted by our models.

One way of evaluating the adopted method for risk measurement is to calculate the percentage of cases in which actual daily profits and losses fell outside the VaR interval. Due to the limited importance of our VaR in international operations, the analysis below refers only to the portfolio related to our domestic operations.

In order to illustrate the quality of our risk management models, we present below backtesting graphs for the year ended December 31, 2009 for each of the VaR of our structural gap positions based on fixed rate and TR risk factors, the two most material risk factors for this portfolio, and  the overall VaR for our proprietary trading desk. In the first case, financial losses were greater than the losses forecasted by our models on only three days, a result that is within the 99% confidence level we use to calculate risk.

With respect to the overall VaR of our proprietary trading desk, financial losses were greater than the losses forecasted by our models on only two days during the period, a result which is also within the 99% confidence level we use to calculate risk.

ITEM 12                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.      Debt Securities

Not applicable.

12B.      Warrants and Rights

Not applicable.

12C.      Other Securities

Not applicable.

12D.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. Since 2005 each ADS represents one preferred share, issued by The Bank of New York Mellon, as depositary, under a deposit agreement, d ated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of  April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADR holders as our shareholders and ADS holders have no shareholder rights.  Brazilian Corporate Law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs.  Holders of ADSs have ADS holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing preferred shares or ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year)	Depositary services

Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you.  It may also sell deposited securities, by public or private sale, to pay any taxes owed.  You will remain liable if the proceeds of the sale are not sufficient to pay the taxes.  If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2009

From January 1, 2009 until the date of this annual report, the Company received from the depositary US$11.9 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage costs and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15                CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15) as of December 31, 2009. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2009, Itaú Unibanco Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Unibanco Holding  and it’s consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of COSO.  Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of internal control over financial reporting as of December 31, 2009, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

(c) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated May 9, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2009, see “Item 18. Financial Statements”.

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Securities Exchange Act of 1934 Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes occurred during the year ended December 31, 2009 have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16                [RESERVED]

16A.       Audit Committee Financial Expert

Our board of directors has determined that one member of our audit committee, Mr. Guy Almeida Andrade, is audit committee financial expert and meets the requirements set forth by the SEC and the NYSE.  Our audit committee financial expert, along with the other members of our audit committee, is independent pursuant to CMN Resolution No. 3,081, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Mr. Andrade is also an expert in U.S. GAAP, which is the accounting standard used by us in our primary financial statements filed with the SEC. Other members of our audit committee are experts in accounting practices adopted in Brazil and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

16B.       Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers and certain third parties, such as suppliers, who have relationship with us.  Our board of directors approved our current code of ethics, which has been effective since February 2010.  The full text of our Code of Ethics is published on our website, at the following address: http://ww13.itau.com.br/portalri/index.aspx.

16C.       Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2009, 2008 and 2007. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2009, 2008 and 2007, and breaks down these amounts by category of service in thousands of reais :

	Total Fees
	(in thousands of R$)
	2009	2008	2007
Audit Fees	33,200	23,515	21,018
Audit-Related Fees	4,973	1,565	1,207
Tax Fees	135	429	0
All Other Fees	13	60	179
Total	38,320	25,568	22,404

 Audit Fees

Audit fees in 2009, 2008 and 2007 are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letter in securities offerings, and audit of internal controls in compliance with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2009, 2008 and 2007 refer to services provided in connection with the preparation of accounting appraisal reports, assistance related to the preparation of documents to be sent to local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations and audit of specific financial statements for management purposes, due diligence activities and issuance of special purpose reports.

Tax Fees

Tax fees in 2009, 2008 and 2007 were related to tax compliance and consulting services.

All Other Fees

All other fees in 2009, 2008 and 2007 i ncluded u se of electronic library Comperio, technical materials, and participation in training and advice related to operative efficient benchmark.

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

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.”  For more information, see “Item 6C – Board Practices – Statutory Bodies - Audit Committee.”

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

16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/30/2009			0	68,500,000
02/02 to 02/27/2009			0	68,500,000
03/02 to 03/31/2009			0	68,500,000
04/01 to 04/30/2009			0	68,500,000
05/04 to 05/29/2009			0	68,500,000
06/01 to 06/30/2009			0	68,500,000
07/01 to 07/31/2009			0	68,500,000
08/03 to 08/31/2009			0	68,500,000
Share bonus (2)			0	75,350,000
09/03 to 09/30/2009			0	75,350,000
10/01 to 10/30/2009			0	56,700,000
11/03 to 11/30/2009	185,460	37.52	185,460	56,514,540
12/01 to 12/30/2009			185,460	56,514,540
(1) Our board of directors approved on October 30, 2009 the purchase of up to 56,700,000 of our book-entry preferred shares, maturing on November 3, 2010.
(2) At the ASM/ESM of April 24, 2009, shareholders approved the stock dividend of 10% of capital stock, which was effected on August 28, 2009 in the stock exchange.

16F.      Change in Registrant’s Certifying Accountant

Not applicable.

16G.      Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than those applied to U.S. listed companies. Under the NYSE rules, we are only required to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer to the NYSE each year that he is not aware of any violation by the company of NYSE corporate governance listing standards, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, the Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s  officers and directors and our directors meet the qualification requirements of the Brazilian Corporate Law, the Central Bank and the CVM. Our corporate governance policy discloses the criteria used by our board of directors to determine if a director is independent. According to those criteria, three of our directors are considered independent.  The Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.  All of our directors are elected by our controlling shareholder and six of our directors are members of the Villela, Setubal and Moreira Salles families that control IUPAR.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management.  Our president Roberto Setubal, our executive vice presidents Alfredo Egydio Setubal and Candido Botelho Bracher and the executive officer of Itaú Unibanco Ricardo Villela Marino are members of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive sessions. Our board of directors consists of 9 non-management directors.

Committees

NYSE rules require that listed companies have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors and governed by written charters addressing the committees’ required purposes and detailing their required responsibilities. The responsibilities of the nominating and corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

We are not required under applicable Brazilian Corporate Law to have a nominating committee, corporate governance committee and compensation committee. However, we have an appointment and corporate governance committee and a personnel committee.See “Item 6C. Board Practices.”  Pursuant to our bylaws our directors are elected by our shareholders at an annual shareholders’ meeting.  Global compensation for our directors and officers is established by our shareholders. The personnel committee is also responsible for the management of our stock option plan, which was approved by our shareholders.  This plan defines the objectives, guidelines, conditions, limits, characteristics of the plan to be observed by the personnel committee and grants it some responsibilities in deciding cases not covered by the plan.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and annual performance evaluation of the audit committee and detailing its required responsibilities.

Brazilian banking law (Resolution No. 3,198 from the Central Bank) requires us to have an audit committee of at least three members, and the Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members.  Pursuant to Brazilian Corporate Law and Resolution Nº 3,198 of the Central Bank, the fiscal council members are elected at the annual shareholders’ meeting and the audit committee is elected by the board of directors among its members and professionals of proven knowledge of the audit area, provided that accordingly to our By-Laws its chairman must be also a member of our board of directors.

CNSP, which defines the rules and the guidelines of private insurance, also requires the establishment of an in-house audit committee if an insurance entity has its (i) adjusted net worth in an amount equal or superior to R$ 0.5 billion or (ii) technical reserves in an amount equal or superior to R$ 0.7 billion. However, if an entity under CNSP supervision is part of a financial conglomerate, a single audit committee may be created at the parent company level. Accordingly, Itaú Unibanco Holding has opted for a single committee.

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.  Under the Brazilian Corporate Law, shareholders must approve all stock option plans.  In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.  Our shareholders do not have the opportunity to vote on all equity compensation plans.  However, any issuance of new shares that exceeds the authorized capital is subject to the shareholders’ meeting confirmation.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We comply with the corporate governance guidelines set forth in the rules imposed upon us by applicable Brazilian law.  We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE.  We also go beyond the scope of the legislation, as can be seen from our voluntary adherence to BM&FBOVESPA’s Level 1 of Corporate Governance and adoption of tag-along rights for all shareholders, regardless of their voting rights.  We have adopted and observe (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines; and (ii) the Policy on Trading of Securities, which restricts the negotiation of securities on certain periods and requires management to inform all transactions relating to our securities, and which was an optional device included in the CVM’s Instruction No. 358.  Going beyond the scope of the law, in July 2002 we created the disclosure and trading committees, which were unified in the disclosure and trading committee in April 2006.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics in 2000 which regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information. In 2004, we included a supplement to our Code of Ethics in order to comply with the requirements of Sarbanes-Oxley and the NYSE rules. In October 2005, we announced our newly and updated Code of Ethics, and this Code was reviewed in February 2010 due to the Association. See “Item 16B. Code of Ethics.”

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

ITEM 18                FINANCIAL STATEMENTS

 The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Management´s Report on Internal Control over Financial Report

The management of Itaú Unibanco Holding S.A is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2009 the company’s internal control over financial reporting is effective.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/Sérgio Ribeiro da Costa Werlang
Roberto Egydio Setubal	Sérgio Ribeiro da Costa Werlang
Chief Executive Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: May 10, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.z to the consolidated financial statements the Company changed the manner in which it accounts for business combinations consummated on or after January 1, 2009 and for non-controlling interests.

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

PricewaterhouseCoopers
Auditores Independentes
São Paulo, Brazil
May 9, 2010

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet at December 31
(In millions of Reais)

ASSETS	2009	2008
Cash and due from banks	5,355	3,408
Restricted cash	-	84
Interest-bearing deposits in other banks	89,085	49,677
Securities purchased under resale agreements	56,714	44,783
Central Bank compulsory deposits	13,869	11,314
Trading assets, at fair value	73,529	66,483
Available-for-sale securities, at fair value	41,263	28,445
Held-to-maturity securities, at amortized cost	1,762	1,325
Net loans and leases	225,768	157,498
Loans and leases	245,736	169,700
Allowance for loan and lease losses	(19,968)	(12,202)
Investments in unconsolidated companies	4,321	2,398
Premises and equipment, net	4,572	2,965
Goodwill, net	14,711	423
Intangible assets, net	22,569	6,676
Other assets	45,570	25,896

TOTAL ASSETS	599,088	401,375
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet at December 31
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
Deposits	190,908	150,802
Non-interest bearing deposits	25,884	24,106
Interest-bearing deposits	165,024	126,696
Securities sold under repurchase agreements	66,174	49,492
Short-term borrowings	80,725	54,277
Long-term debt	58,976	37,672
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization	13,487	4,766
Investment contracts	38,063	24,322
Other liabilities	68,721	44,412

Total liabilities	517,054	365,743

Commitments and contingent liabilities (Note 30)	-	-

Stockholders’ equity:
Stockholders’ equity of Itaú Unibanco :

Common shares – no par value ( 3,300,000,000 authorized at December 31, 2009 and 2008; 2,289,286,475 and 1,708,760,440 issued at December 31, 2009 and 2008, respectively) (*)	21,046	7,372

Preferred shares – no par value ( 3,300,000,000 authorized at December 31, 2009 and 2008; 2,281,649,744 and 1,605,988,901 issued at December 31, 2009 and 2008, respectively) (*)	24,208	9,882

Treasury shares ( 43,588,307 and 64,639,300 preferred shares at December 31, 2009 and 2008, respectively; 2,202 common shares at December 31, 2009) (*)	(1,031)	(1,526)
Additional paid-in capital	12,932	62
Appropriated retained earnings	5,954	16,014
Other accumulated comprehensive income:

Net unrealized gains (losses) on available-for-sale securities, net of taxes	301	203
Cumulative translation adjustment	(146)	921
Defined benefit of pension plans and other post-retirement plans, net of taxes	786	400
Cash flow hedge – Effective portion, net of taxes	(4)	(4)
Unappropriated retained earnings (accumulated losses)	5,231	1,063
Total stockholders’ equity of Itaú Unibanco	69,277	34,387
Noncontrolling interest	12,757	1,245

Total equity	82,034	35,632

TOTAL LIABILITIES AND EQUITY	599,088	401,375
(*) After giving retroactive effect to the bonus of shares  in June 2008 and August 2009 (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Years ended December 31
(In millions of Reais, except per share information)

	2009	2008	2007
INTEREST INCOME	72,567	47,649	34,603
Interest on loans and leases	48,582	31,326	22,898
Interest on deposits in banks	3,534	3,028	2,852
Interest on Central Bank compulsory deposits	519	1,051	909
Interest on securities purchased under resale agreements	8,673	5,369	2,375
Interest on trading assets	7,086	4,141	3,418
Interest and dividends on available-for-sale securities	3,996	2,536	1,992
Interest on held-to-maturity securities	177	198	159
INTEREST EXPENSE	(31,876)	(26,508)	(13,271)
Interest on deposits	(11,773)	(6,233)	(3,510)
Interest on securities sold under repurchase agreements	(7,177)	(6,489)	(3,453)
Interest on short-term borrowings	(5,314)	(7,737)	(3,329)
Interest on long-term debt	(4,586)	(4,721)	(1,433)
Interest credit to investment contract account balance	(3,026)	(1,328)	(1,546)
NET INTEREST INCOME	40,691	21,141	21,332
Allowance for loan and lease losses	(15,372)	(9,361)	(5,542)
NET INTEREST INCOME AFTER ALLOWANCE FOR LOAN AND LEASE LOSSES	25,319	11,780	15,790
NON-INTEREST INCOME	40,436	15,775	17,015
Fee and commission income	13,479	8,941	7,832
Trading income (losses)	9,284	(2,843)	1,955
Net gain (loss) on sale of available-for-sale securities	211	(114)	(183)
Net gain (loss) on foreign currency transactions	2,619	1,059	83
Net gain (loss) on transactions of foreign subsidiaries	(3,390)	1,938	(971)
Equity in earnings of unconsolidated companies, net	(9)	474	476
Insurance premiums, income on private retirement plans and capitalization plans	8,132	3,917	3,500
Other non-interest income	10,110	2,403	4,323
NON-INTEREST EXPENSE	(42,294)	(24,011)	(21,027)
Salaries and employee benefits	(10,589)	(6,170)	(5,705)
Administrative expenses	(10,001)	(6,409)	(5,472)
Amortization of intangible assets	(3,663)	(1,201)	(974)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(6,452)	(3,301)	(2,509)
Depreciation of premises and equipment	(1,250)	(756)	(675)
Other non-interest expenses	(10,339)	(6,174)	(5,692)

NET INCOME BEFORE TAXES AND EXTRAORDINARY ITEM	23,461	3,544	11,778
TAXES ON INCOME
Current	(5,477)	(1,681)	(2,587)
Deferred	(3,372)	3,015	(1,560)
TOTAL TAXES ON INCOME	(8,849)	1,334	(4,147)

NET INCOME BEFORE EXTRAORDINARY ITEM	14,612	4,878	7,631
Extraordinary item (recognition in net income of excess of net assets acquired over purchase price), net of tax effect	-	-	29
NET INCOME	14,612	4,878	7,660
Less: Net Income attributable to noncontrolling interests	(527)	(29)	2
NET INCOME ATTRIBUTABLE TO ITAÚ UNIBANCO	14,085	4,849	7,662

EARNINGS PER SHARE – BASIC (*)
Common	3.25	1.49	2.32
Preferred	3.25	1.49	2.32
EARNINGS PER SHARE – DILUTED (*)
Common	3.24	1.48	2.31
Preferred	3.24	1.48	2.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	2,192,530,134	1,708,760,440	1,708,796,764
Preferred	2,143,753,894	1,554,841,088	1,589,475,999
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	2,192,530,134	1,708,760,440	1,708,796,764
Preferred	2,149,890,063	1,569,079,278	1,609,800,069
(*) After giving retroactive effect to the bonus shares in June 2008 and August 2009 (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Year ended December 31
(In millions of Reais)

	2009	2008	2007

Net income	14,612	4,878	7,660
Change in unrealized gains and losses on available-for-sale securities (net of tax effect of R$ (380), R$ 602 and R$ (430) for the years ended December 31, 2009, 2008 and 2007, respectively)	98	(408)	862
Cash flow hedge – effective portion (net of tax effect of R$ 1 for the year ended December 31, 2008)	-	(4)	-
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(1,067)	737	(304)
Defined benefit of pension plans and other post-retirement plans, net of taxes of R$ (257), R$ 865 and R$ (368) for the years ended December 31, 2009, 2008 and 2007, respectively.	386	(1,297)	713

Total comprehensive income	14,029	3,906	8,931
Comprehensive income attributable to noncontrolling interest	(527)	(29)	2
Comprehensive income attributable to Itaú Unibanco	13,502	3,877	8,933
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Year ended December 31
(In millions of Reais)

	2009	2008	2007
Operating activities
Net income	14,612	4,878	7,660
Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	15,372	9,361	5,542
Loss on sale of foreclosed assets, net	9	-	9
Amortization of intangible assets	3,663	1,201	974
Depreciation of premises and equipment	1,250	756	675
Equity in earnings of unconsolidated companies, net	9	(474)	(476)
Gain on sale of Redecard shares (Note 24a)	-	-	(1,544)
Gain on sale of Serasa shares (Note 24a)	-	-	(743)
Gain on sale of Bolsa de Mercadorias & Futuros and Bovespa shares (Note 24a)	-	-	(475)
Gain on sale of VisaNet Inc. shares (Note 24a)	(345)	-	-
Gain on sale of Allianz shares (Note 24a)	(25)	-	-
Gain on exchange of equity interest in Psiupar (Note 3.1.c)	(936)	-	-
Gain on remeasurement of interest in Redecard S.A. (Note 3.1.b)	(4,530)	-	-
Bargain purchase gain (Note 3.1.a)	(830)	-	-
Gain on sale of other unconsolidated companies	(69)	(279)	-
Stock based compensation (reversal)	618	(181)	339
Deferred tax	3,372	(3,015)	1,560
Net (gain) loss on sale of available-for-sale securities	(211)	114	183
Impairment on available-for-sale securities	56	53	4
Other adjustments to net income	485	(136)	9
Net (gain) loss on sale of premises and equipment	(4)	6	(92)
Dividends received from investments in unconsolidated companies	63	246	297
Changes in assets and liabilities			-
Trading account assets (increase) decrease	16,704	(24,446)	(11,110)
Other assets and liabilities (increase) decrease	7,589	(765)	(768)
Net cash provided by (used in) operating activities	56,783	(12,681)	2,044
Investing activities
Net (increase) decrease in Central Bank compulsory deposits	(462)	5,900	(2,141)
Net (increase) decrease in securities purchased under resale agreements which are not in cash and cash equivalents	(11,930)	(23,343)	(12,519)
Purchase of available-for-sale securities	(7,624)	(26,367)	(13,318)
Proceeds from sale and redemption of available-for-sale securities	13,905	19,728	11,176
Purchase of held-to-maturity securities	(1,133)	-	-
Proceeds from matured held-to-maturity securities	56	254	26
Net increase in loans and leases	(13,832)	(54,791)	(31,502)
Acquisition of subsidiaries, net of cash and cash equivalents received	-	-	1,637
Acquisition of controlling interest in Redecard S.A., net of cash and cash equivalents received (Note 3.1.b)	(415)	-	-
Cash and cash equivalents received on acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	17,262	-	-
Purchase of BBA HE Participações S.A. (Note 3.2.b)	-	(399)	-
Cash used for acquisition of intangible assets	-	(352)	(488)
Cash payment for contractual rights to provide payroll and other services to government entities and other entities	(793)	(243)	(113)
Purchase of premises and equipment	(1,701)	(976)	(800)
Proceeds from sale of premises and equipment	187	181	399
Proceeds from sale of foreclosed assets	302	69	52
Purchase of unconsolidated companies	(5)	(301)	(354)
Purchase of other investments recorded at cost	-	(17)	(31)
Proceeds from sale of unconsolidated companies	642	329	2,572
Net cash used in investing activities	(5,541)	(80,328)	(45,404)
Financing activities
Net increase (decrease) in deposits	(13,339)	66,954	15,199
Net increase in investment contracts	8,600	3,010	2,831
Net increase (decrease) in securities sold under repurchase agreements	(16,848)	26,224	12,102
Net increase in short-term borrowings	16,627	4,995	15,500
Borrowings from long-term debt	11,623	13,045	18,718
Repayment of long-term debt	(16,952)	(10,428)	(9,700)
Acquisition of Itaúsa Export S.A. (Note 3.2.a)	-	(587)	-
Capital increase by the parent company in Itaúsa Export S.A. (Note 3.2.a)	-	-	122
Acquisition of treasury stock	(7)	(1,618)	(261)
Proceeds from exercise of stock options by grantees	278	107	125
Dividends and interest on stockholders' equity paid	(3,782)	(2,910)	(2,280)
Noncontrolling interest	(22)	44	(80)
Net cash provided by (used in) financing activities	(13,822)	98,836	52,276
Net increase in cash and cash equivalents (*)	37,420	5,827	8,916
Cash and cash equivalents
At the beginning of the year	28,036	22,209	13,293
At the end of the year	65,456	28,036	22,209
Supplemental cash flow disclosure
Cash paid for interest	(20,839)	(15,015)	(10,673)
Cash paid for taxes on income	(4,277)	(2,602)	(2,770)
Non-cash transactions
Loans transferred to foreclosed assets	219	34	24
Shares issued in connection with acquisition of BankBoston (Note 3.2.c and 3.2.d)	-	-	1,120
Dividends and interest on stockholders' equity declared but not paid	2,539	2,399	2,124
Shares and replacement awards issued in connection with acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	24,659	-	-
Shares issued in connection with acquisition of Itaúsa Export S.A. (Note 3.2.a)	95	102	-
Exchange of equity interest in Psiupar (Note 3.1.c)	1,886	-	-
Available-for-sale securities transferred to trading assets	-	-	52
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Year ended December 31
(In thousands of shares)

	2009		2008 (*)		2007(*)
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares
Capital stock
Balance at the beginning of the year	1,605,988,901	1,708,760,440	1,637,613,901	1,722,875,704	1,637,613,901	1,666,399,405
Issuance of shares (Note 3.2.c and 3.2.d)	-	-	-	-	-	56,476,299
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (1) (Note 3.1.a)	675,660,843	557,475,607	-	-	-	-
Exchange of shares of Itaú Unibanco S.A held by Itaúsa for shares of Itaú Unibanco Holding (Note 3.2.a)	-	23,050,428	-	-	-	-
Cancellation of treasury stock (1)	-	-	(31,625,000)	(14,115,264)	-	-
Balance at the end of the year (A)	2,281,649,744	2,289,286,475	1,605,988,901	1,708,760,440	1,637,613,901	1,722,875,704
Treasury stock
Balance at the beginning of the year	64,639,300	-	50,428,978	14,115,264	54,398,135	13,740,989
Stock purchased by grantees of our Stock Option Plan (Note 26)	(21,236,440)	-	(11,718,850)	-	(12,882,458)	-
Acquisition of treasury stock	185,447	2,202	57,554,172	-	8,913,300	374,275
Cancellation of treasury stock (1)	-	-	(31,625,000)	(14,115,264)	-	-
Balance at the end of the year (B)	43,588,307	2,202	64,639,300	-	50,428,978	14,115,264
Outstanding capital at the end of the year – C = A - B	2,238,061,437	2,289,284,273	1,541,349,601	1,708,760,440	1,587,184,924	1,708,760,440
(*) After giving retroactive effect to the bonus shares in June 2008 and August 2009 (Note 19a)
(1) See Note 19a

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Years ended December 31
(In millions of Reais)

	2009	2008	2007
Common shares
Balance at the beginning of the year	7,372	5,948	4,575
Issuance of shares in connection with acquisition of Bank Boston operations in Uruguay and Chile (Notes 3.2.c and 3.2.d)	-	-	1,373
Issuance of shares of Itaú Unibanco in connection with acquisition of Itaúsa Export S.A (Note 3.2.a)	95	-	-
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	5,451	-	-
Capitalization of reserves	8,128	1,424	-
Balance at the end of the year	21,046	7,372	5,948
Preferred shares
Balance at the beginning of the year	9,882	8,560	8,560
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	6,454	-	-
Capitalization of reserves	7,872	1,322	-
Balance at the end of the year	24,208	9,882	8,560
Treasury stock
Balance at the beginning of the year	(1,526)	(1,173)	(1,123)
Stock purchased by grantees of our Stock Option Plan (Note 26)	502	254	211
Cancellation of treasury stock	-	1,011	-
Acquisition of treasury stock	(7)	(1,618)	(261)
Balance at the end of the year	(1,031)	(1,526)	(1,173)
Additional paid-in capital
Balance at the beginning of the year	62	643	599
Stock based compensation recognized for the year (Note 26)	370	248	262
Acquisition of stock options of the Unibanco	13	-	-
Difference between purchase price and average cost of treasury stock sold	(224)	(146)	(87)
Capital increase by the parent company in Itaúsa Export S.A.	-	-	122
Cash paid and shares of subsidiary issued in the acquisition of interest in Itaúsa Export S.A. (Note 3.2.d)	-	(683)	-
Difference between fair value of shares issued in acquisitions statutory amount of increase in capital	12,711	-	(253)
Balance at the end of the year	12,932	62	643
Appropriated retained earnings
Balance at the beginning of the year	16,014	19,183	13,639
Transfer for increase in capital stock through reserves	(16,000)	(2,746)	-
Cancellation of treasury stock	-	(1,011)	-
Transfer of retained earnings to reserves	5,940	588	5,544
Balance at the end of the year	5,954	16,014	19,183
Net unrealized gains (losses) on available-for-sale securities, net of taxes
Balance at the beginning of the year	203	611	(251)
Change in net unrealized gains and losses during the year, net of taxes	98	(408)	862
Balance at the end of the year	301	203	611
Cash flow hedge – effective portion
Balance at the beginning of the year	(4)	-	-
Change in cash flow hedge during the year	-	(4)	-
Balance at the end of the year	(4)	(4)	-
Cumulative translation adjustment
Balance at the beginning of the year	921	184	488
Translation of adjustment during the year, without tax effect	(1,067)	737	(304)
Balance at the end of the year	(146)	921	184
Defined benefit of pension plans and other post-retirement plans
Balance at the beginning of the year	400	1,697	984
Defined benefit of pension plans and other post-retirement plans, net of tax effect	386	(1,297)	713
Balance at the end of the year	786	400	1,697
Unappropriated retained earnings
Balance at the beginning of the year	1,063	602	719
Net income for the year attributable to Itaú Unibanco	14,085	4,849	7,662
Distribution of dividends and interest on stockholders' equity	(3,977)	(3,800)	(2,235)
Transfer to appropriated retained earnings	(5,940)	(588)	(5,544)
Balance at the end of the year	5,231	1,063	602
Total stockholders’ equity of Itaú Unibanco	69,277	34,387	36,255
Noncontroling interest
Balance at the beginning of the year	1,245	1,354	1,430
Net income(loss) for the year	527	29	(2)
Acquisition of shares of non-controlling interest in Itaú BBA Participações (Note 3.2.b)	-	(307)	-
Exchange of shares of Itaú Unibanco for shares of Itaú Unibanco Holding (Note 3.2.a)	(105)	102	-
Acquisition of Shares of Redecard (Note 3.1.b)	9,590	-	-
Noncontrolling interests on subsidiaries of Unibanco (Note 3.1.a)	1,503	-	-
Constitution of RT Enterprise CP	425	-	-
Distribution of dividends and interest on stockholders' equity of Redecard S.A.	(343)	-	-
Other	(85)	67	(74)
Balance at the end of the year	12,757	1,245	1,354
Total stockholders’ equity	82,034	35,632	37,609
Per share information in Reais (*)
Distributed earnings (interest on stockholders' equity)
Preferred shares	0.92	1.16	0.68
Common shares	0.92	1.16	0.68
(*) After giving retroactive effect to the bonus shares carried out in June 2008 and August 2009 (Note 19a)
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

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

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in Brazil and outside Brazil, Brazilian related and non-related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú Unibanco S.A. (current denomination of Banco Itaú S.A.) (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Japan, and Bahamas, and through subsidiaries in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and in Europe (Portugal and Luxembourg).

We are a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company that has 51% of the shares of our common stock and that is jointly controlled by (i) Itaúsa, which is a holding company controlled by the members of the Egydio de Souza Aranha Family, and (ii) E. Johnston, a holding company controlled by the Moreira Salles Family.  Itaúsa also owns directly 36.2% of the shares of our common stock.

As further described in Note 32 and as result of the business combination with Unibanco Holdings S.A. (“Unibanco Holdings”) and its subsidiary Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) we have modified our segments structure. Itaú Unibanco Holding’s operations are divided into four segments: (1) Commercial bank, which provides a broad range of banking services to individuals (retail, and under different distribution specialized areas and brands such Uniclass, Personnalité or, Private Bank) and to micro, small and medium-sized companies, including services such as  asset management and investor services, insurance, private retirement plans, capitalization plans and credit cards issued to accountholders; (2) Itaú BBA, which provides wholesale banking services for large corporations as well as investment banking activities; (3) Consumer credit which basically offer products and services to non-accountholder clients, such vehicle financing and credit card transactions and consumer credit loans and (4) Corporate and Treasury which interest income associated with capital surplus, subordinated debt surplus and the results of certain corporate and treasury activities such as carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitration opportunities in the foreign and domestic markets, and mark to market of financial assets.

b)  Consolidation

The consolidated financial statements comprise Itaú Unibanco Holding (parent company) and its direct and indirect subsidiaries, in which it has a controlling interest and in which it is the primary beneficiary of variable interest entities, after the elimination of all significant intercompany balances and transactions. Except as otherwise indicated, the subsidiaries are consolidated as of December 31, 2009 and  2008 and for the years ended December 31, 2009, 2008 and 2007, and the percentage of voting interest is the percentage presented below. The financial statement date of our subsidiaries used for consolidation purposes is the same as that of Itaú Unibanco  Holding. Our main subsidiaries are presented in the table below.

	Incorporation country	Voting interest % as of 12/31/2009
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100.00%
Banco Dibens S.A. (6)	Brazil	100.00%
Banco Fiat S.A.	Brazil	99.99%
Banco Investcred Unibanco S.A. (6)	Brazil	50.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A. (5)	Brazil	99.99%
Banco Itaú Chile S.A. (1)	Chile	99.99%
Banco Itaú Europa Luxembourg S.A. (2)	Luxembourg	99.98%
Banco Itaú Europa S.A. (2)	Portugal	99.99%
Banco Itaú Uruguay S.A. (1)	Uruguay	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	99.99%
Banco Itauleasing S.A.	Brazil	99.99%
BIU Participações S.A. (3)	Brazil	66.15%
Cia Itaú de Capitalização	Brazil	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil (6)	Brazil	99.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Hipercard Banco Muíltiplo S.A. (6)	Brazil	99.99%
Interbanco S.A (6)	Paraguay	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú Corretora de Valores S.A.	Brazil	99.99%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itaúsa Export S.A. (2)	Brazil	100.00%
Luizacred S.A. Sociedade Crédito, Financiamento e Investimento (6)	Brazil	50.00%
Oca Casa Financiera S.A.	Uruguay	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	99.99%
Ponto Frio Leasing S.A. Arrendamento Mercantil (6)	Brazil	50.00%
Redecard S.A.(4)	Brazil	50.01%
Unibanco - União de Banco Brasileiros S.A. (6)	Brazil	100.00%
Unibanco Holdings S.A. (6)	Brazil	100.00%
Unibanco Cayman Bank Ltd (6)	Cayman Islands	100.00%
Unibanco Participações Societárias S.A. (6) (8)	Brazil	99.99%
Unicard Banco Múltiplo S.A. (6)	Brazil	99.99%
(1) Consolidated since its acquisition in April 2007.
(2) On November 2008 Itaú Unibanco acquired from Itaúsa, its then controlling shareholder, a controlling interest in Itaúsa Export S.A. and its subsidiaries. As further described in Note 3.2.a the transaction has been accounted for as a transaction between entities under common control resulting in Itaúsa Export S.A. and its subsidiaries being combined in these financial statements since January 1, 2007.
(3) Company consolidated as from February 2009 as a result of the acquisition of  Unibanco, which held a 24.49% interest.
(4) Company consolidated as from March 2009, date of the acquisition of control as described in note 3.1.b.
(5) The interest changed as compared as compared to December 31, 2007 from 74.49% to 99.99% as result of the purchase of all shares of HE Participações S.A. on December 2008, which held 50% of voting capital and 16.67% of total capital of Itaú BBA Participações S.A. (See Note 3.2.e)
(6) Company consolidated as from February 2009 as a result of the acquisition of control in Unibanco and Unibanco Holdings.
(7) Current denomination of Banco Itaú S.A. As further described in Note 3.2.d shares of Itaú Unibanco S.A. were issued to Itaúsa on November 2008 as part of the purchase price for acquisition of a controlling interest in Itaúsa Export S.A. and its subsidiaries. As a result as from November 28, 2008 Itaú Unibanco ceased to be a wholly-owned subsidiary of Itaú Unibanco Holding and the interest was reduced to 98.67%. Contemporaneously with the issuance of shares to the selling shareholders of Unibanco, Itaúsa exchanged such shares of Itaú Unibanco for shares of  Itaú Unibanco Holdings and Itaú Unibanco became again a wholly-owned subsidiary of Itaú Unibanco Holding.
(8) See note 3.1.a

According to ASC 820 (Formerly FIN 46(R) “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”) of the Financial Accounting Standard Board, we consolidate variable interest entities on which we are the primary beneficiary as described below.

(i)    Itaú BBA Participações S.A. (“Itaú BBA Participações”) – We consolidated Itaú BBA Participações based on ASC 820 (Formerly FIN46(R)) until December 2008 when we acquired all the outstanding shares of BBA HE Participações S.A. which in turn held 16.67% and 50% of the total and voting shares of Itaú BBA Participações resulting in us obtaining control and Itaú BBA Participações becoming our wholly-own subsidiary.

Considering the disproportion between our voting interest (50%) and our economic interest (95.75%) in Itaú BBA Participações, the holding company for the controlling voting capital of Itaú BBA, we concluded that this company was a variable interest entity, as defined in ASC 820 (Formerly FIN 46(R)), and that we were the primary beneficiaries of such entity. As primary beneficiary of this entity, according to ASC 820 (Formerly FIN 46(R)), we were required to consolidate it and, as a result, we consolidated Itaú BBA Participações and its subsidiaries. As from December 2008 we continued to consolidate Itaú BBA Participações since we control it.

(ii)    Miravalles Empreendimentos e Participações S.A. (“Miravalles”) and Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) - were the primary beneficiary of Miravalles. Miravalles was the holding company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”), a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company until December 31, 2009. On December 31, 2009 Miravalles merged into FIC through a down-stream merger. We consolidated Miravalles since we acquired an interest on it in August 2004 and we consolidate FIC as from such date.

We have concluded to be the primary beneficiary of Miravalles and of FIC, since Itaú Unibanco Holding and CBD are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances FIC operations, through debt issued by FIC. The down-stream merger did not affect the interest of Itaú Unibanco Holding and CBD in FIC which remained 50% for each.

Total consolidated assets of FIC as of December 31, 2009 amount to R$ 3,387 (including intangible assets of R$ 507) and total consolidated liabilities amount to R$ 2,370 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by FIC the activities of FIC. The balance of such certificates of deposits in the consolidated financial statements of FIC at December 31, 2009, and Miravalles at December 31, 2008 and 2007 was R$ 676, R$ 402 and R$ 446, respectively. There was not a contractual requirement to provide such financing.

The controlling shareholders Itaú Unibanco Holding and CBD are committed to maintain, through capital contributions, the regulatory stockholders equity of FIC at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of Banco Central do Brasil (Central Bank or BACEN).

(iii)    Vitória Participações S. A. (“Vitória”) - We are also the primary beneficiary of Vitória, the holding company of FAI, a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (LASA). We consolidate Vitória since we acquired an interest on it in April 2005.

We also have concluded to be the primary beneficiary of Vitória, since Itaú Unibanco Holding and LASA are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco is the entity that finances FAI operations, through debt issued by FAI.

Total consolidated assets of Vitória Participações S.A. as of December 31, 2009 amount to R$ 1,209 (including intangible assets of R$ 291) and total consolidated liabilities amount to R$ 870 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposits issued by FAI the activities of FAI. There was not a contractual requirement to provide such financing. The balance of such certificates of deposits in the consolidated financial statements of Vitória at December 31, 2009, 2008 and 2007 was R$ 424, R$ 576 and R$ 274, respectively.

The controlling shareholders (Itaú Unibanco Holding and LASA) are committed to maintain, through capital contributions, the regulatory stockholders equity of Vitória at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of BACEN.

(iv) Pandora Participação S.A. (“Pandora”) - We had a 50% interest in Pandora, an entity created as result of the partnership with Lojas Americanas described in Note 34.f, that we concluded was a VIE but to which we were not deemed to be the primary beneficiary. In 2008 Pandora was merged into FAI, a consolidated entity as described above. Pandora was created but never undertook any actual business activity.

(v) Luizacred S.A. SCFI (“Luizacred”) – We are also the primary beneficiary of Luizacred, financial institution, which holds the right to offer, distribute and commercialize financial product and services to the clients of Magazine Luiza S.A. (“Magazine Luiza”), a retail company. We have been consolidating Luizacred since February 2009, as a result of the agreement with Unibanco (see Note 3.1.a).

We have concluded to be the primary beneficiary of Luizacred, since Itaú Unibanco Holding and Magazine Luiza are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances Luizacred operations, through debt issued by Luizacred.

Total  assets of Luizacred as of December 31, 2009 amount to R$ 1,577 (including intangible assets of R$ 14) and total  liabilities amount to R$ 1,494 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

(vi) Banco Investcred Unibanco S.A. (“Investcred”) and Ponto Frio Leasing S.A. Arrendamento Mercantil (“Ponto Frio Leasing”) – We are also the primary beneficiary of Investcred, a financial institution which finances installment sales, through loan portfolios, conducted by Globex, a retail company, which control was acquired by CBD on July 2009. Investcred holds 100% of the voting capital of Ponto Frio Leasing, a leasing company.

We have been consolidating Investcred and Ponto Frio Leasing since February 2009, as a result of the agreement with Unibanco (see Note 3.1.a).

We have concluded to be the primary beneficiary of Investcred and Ponto Frio Leasing, since Itaú Unibanco Holding and Globex are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances Investcred and Ponto Frio Leasing operations, through debt issued by them.

Total consolidated assets of Investcred and Ponto Frio Leasing as of December 31, 2009 amount to R$ 75 and total consolidated liabilities amount to R$ 41 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Itaú Unibanco Holding in accordance  with accounting principles generally accepted in the United States of America ("US GAAP") which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Unibanco Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the BACEN, the Comissão de Valores Mobiliários ("CVM") - the Brazilian securities commission, the Superintendência de Seguros Privados ("SUSEP") - the Brazilian insurance regulator, and  the Agência Nacional de Saúde Suplementar (“ANS”) – the Brazilian health market regulator.

Financial information included in these financial statements including, but not limited to, shareholders' equity and net income, differ from that included in the statutory accounting records and statutory financial statements as result of adjustments made to reflect the requirements of US GAAP.

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
•
as supplemental information, financial statements expressed in currency of constant purchasing power (prepared following the "constant currency method"). This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1 st , 1996.

Until June 30, 1997, Brazil was considered  a hyperinflationary economy and, accordingly, for purposes of the accompanying financial statements, all balances and transactions prior to that date have been remeasured at June 30, 1997 price-levels.

The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that has been established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. As from January 1 st , 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

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

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following basis:

•	assets and liabilities at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	gains or losses arising from translation are included under Cumulative Translation Adjustment in shareholders' equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate;
•	revenues and expenses at the average exchange rate for the year, and
•	transactions gains and losses are reported in the income statement under Net gain (loss) on transaction of foreign subsidiaries.

c)   Cash and cash equivalents

For purposes of the consolidated statement of cash flows, until December 31, 2007 we defined cash and cash equivalents as cash and due from banks, interest-bearing deposits in other banks and securities purchased under agreements to resell with original maturities of 90 days or less. As from December 1, 2008, management of Itaú Unibanco Holding has decided to change its accounting policy with respect to the definition of cash and cash equivalents to better align the definition used in the financial statements with its cash management policies and systems. Cash and cash equivalents in these financial statements has been defined as cash and due from banks and interest-bearing deposits in other banks with original maturities of 90 days or less. As a result of this change, the consolidated statement of cash flows of December 31, 2007 has been retroactively restated to reflect the effect of such change.

d)   Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 23,505 and R$ 16,873 at December 31, 2009 and 2008, respectively. Total financial charges accrued on outstanding principal of liabilities was R$ 29,701 and R$ 18,664 at December 31, 2009, and 2008 respectively.

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

The carrying amount of Securities purchased under resale agreements was R$ 56,714 and R$ 44,783 at December 31, 2009 and 2008, respectively. The carrying amount of Securities sold under repurchase agreements was R$ 66,174 and R$ 49,492 at December 31, 2009 and 2008, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The carrying amount and classification of financial assets transferred as collateral in repurchase agreements (that are accounted for as secured borrowing transactions) as of December 31, 2009 and 2008 are as follows: Trading assets – R$ 6,336 and R$ 2,798, Available-for-sale securities – R$ 3,019 and R$ 875 and Held-to-maturity securities – R$ 124 and R$ 529, respectively. Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold. Total amount of securities received as collateral in our resale agreements that were repledged or sold as of December 31, 2009 and 2008 amounts to R$ 51,853 and R$ 45,873, respectively.

In Brazil, custody control of local securities is centralized and the possession of securities purchased under resale agreements is temporarily transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

f)   Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with FASB Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities (formerly Statement of Financial Accounting Standards (SFAS) 115 "Accounting for Certain Investments in Debt and Equity Securities"). These classifications are determined based on our intent with respect to the securities on the date of purchase.

Trading assets include securities classified as trading, in accordance with ASC 320 (formerly SFAS 115) and derivative financial instruments which have not been designated for hedge accounting.

Trading securities are carried at estimated fair value. Gains and losses, both realized and unrealized, are included in Trading income (losses) in the consolidated statement of income.

Derivatives recorded in Trading assets and in liabilities, included within Other liabilities, are those entered into for trading purposes with our customers or which do not qualify as hedges. They are carried at fair value with realized and unrealized gains (losses) recognized in Trading income (losses).

When determining the fair value of trading assets and liabilities we follow the criteria established by ASC 820, Fair Value Measurements and Disclosures (formerly SFAS 157 “Fair Value Measurements”), as further detailed in Note 28.

We account separately for the embedded derivatives included in hybrid financial instruments, when this segregation is required by ASC 815, Derivatives and Hedging (formerly SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”). Upon entering into the hybrid instruments, we record the embedded derivative instrument at its fair value and subsequently remeasure it at fair value at each reporting date with gains and losses recognized in Trading income (losses) in the consolidated statement of income. Option-based embedded derivatives shall not be adjusted to result in the embedded derivative being at the money at inception and in separating the embedded derivative the strike price shall be based on the stated terms documented in the hybrid instrument.

As from January 1, 2007, we adopted ASC 815-15 Derivatives and Hedging - Embedded Derivatives (formerly SFAS 155, “Accounting for Certain Hybrid Financial Instruments”). According to this rule, hybrid financial instruments that contain an embedded derivative that had to be bifurcated according to ASC 815 (formerly SFAS 133) can be recorded entirely at its fair value if there is an irrevocable option for this accounting treatment on an instrument-by-instrument basis. We had not elected the option not to bifurcate for any instrument.

When we have entered into a legally enforceable netting agreement with counterparties to derivatives, we report derivative assets and derivative liabilities separately under assets and in liabilities in the consolidated balance sheet without off-setting the different instruments under netting master agreements that is allowed under ASC 210-20, Balance Sheet – Offsetting  (formerly FIN 39 – “Offsetting Amounts Related to Certain Contracts”). We have not posted cash collateral at December 31, 2008. Our obligation to return cash collateral, not off-setted against the related derivatives, amounts to R$ 46 at December 31, 2009, and R$605 at December 31, 2008.

g)   Available-for-sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management's judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of shareholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Average cost is used to determine realized gains and losses on sales of available-for-sale securities, which are recorded under Net gain (loss) on sale of available-for-sale securities in the consolidated statement of income.

Securities that Itaú Unibanco Holding has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the consolidated statement of income.

Unrealized gains or losses on available-for-sale securities on the date when debt securities are transferred into the held-to-maturity category continue to be reported as a separate component of shareholders' equity. The unrecognized gain or loss is amortized over the remaining period to maturity as an adjustment of yield and consistent with the amortization of the related premium or discount.

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

In determining whether a decline in value is “other than temporary”, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of the decline in value below its carrying amount, other factors, such as the likelihood, based on the historical behavior of the value of particular securities that a decline in value will be recovered, as well as, for debt securities the likelihood that we will be unable to collect either principal or interest.

h)   Derivatives other than trading

Certain derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges in accordance with ASC 815, Derivatives and Hedging (formerly SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”).

To qualify as a hedge, the derivative must be:

•	designated and qualifying as a hedge of a specific financial asset or liability at the inception of the contract,
•
highly effective at achieving offsetting the exposure to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow, if a cash flow hedge, both at inception and over the life of the contract, and

•
formally and contemporaneously documented as part of a hedging relationship including the risk management objective and strategy, identification of the hedging instrument and of the hedged item and the risk exposure, how effectiveness is to be assessed prospectively and retrospectively, and how ineffectiveness is to be measured.

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

According to the ASC 815 (formerly SFAS 133), there are three types of hedge strategies: (1) fair value hedge; (2) cash flow hedge; and (3) hedge of a net investment in a foreign operation.

We held no derivatives which qualified as hedges at December 31, 2007  and all our derivatives as of such dates and during those periods were recorded at fair value with changes in fair value recognized in Trading income (losses) in the consolidated statement of income.

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

If the hedge relationship is terminated, as it was the case for certain of our hedge relationships in 2009 that did not longer meet the effectiveness requirement, the change in fair value of the derivative recorded in AOCI is recognized when the cash flows that were hedged occur, consistent with the original hedge strategy. If it is probable that the forecasted transaction will not occur according to the original strategy, any related derivative amounts recorded in AOCI would be immediately recognized in general earnings.

i)   Loans and leases

Loans and leases general

Loans and leases are stated at amortized cost using the effective yield interest method, including interest receivable and contractual indexation. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Interest income is recorded on the accrual basis and is added to the principal amount of the loans and leases each period. The accrual of interest is generally discontinued on all loans and leases that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other securities and is in process of collection. Leases receivable are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income. Loans acquired with evidence of deterioration of credit quality since its origination (such as those acquired in connection with a business combination).

Purchased impaired loans

Purchased impaired loans are initially recognized at the purchased price or in the case of business combinations at the present value of amounts to be received. Subsequently the valuation allowance should only reflect losses incurred after acquisition. The excess of cash flows expected at acquisition over the initial investment should be recognized as interest income over the life of the loan when the timing and amount of cash flow expected to be collected can be made. If upon subsequent evaluation is concluded that is probable that not all the cash flows expected at acquisition will be collected the loan shall be considered impaired. If upon subsequent evaluation is probable that significant additional cash flows will be collected any valuation allowance should be reverted and the amount of the accretable-yield should be reviewed and the reviewed accreditable yield should be applied over the life of the loan.

j)   Non-accrual and impaired loans and leases

Loans and leases are considered impaired when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with ASC 310-10-35, Receivables – Subsequent Measurement (formerly SFAS 114 “Accounting by Creditors for Impairment of a Loan”), amended by ASC 310-10-50, Receivables – Disclosure (formerly SFAS 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”).

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

We consider loans and leases more than 60 days overdue as non-accrual and we stop accruing interest on them. Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days except for loans with original maturities of more than 36 months that are charged-ff after 540 days overdue (see Note 9). Charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable.

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

Our entire allowance is available to cover credit losses inherent to our entire portfolio. In order to determine the amount of our allowance for loan and lease losses the portfolio is classified in two main categories for each of which a specific methodology is used to estimate the inherent losses. In the first category, "credits individually reviewed", we include large corporate non-homogenous loans representing significant credit exposures, which need to be individually reviewed for impairment. In the second category, "credits reviewed on a portfolio basis", are included small homogenous credit portfolios, which are comprised of commercial and consumer loans. To determine the amount of the allowance corresponding to the "credits individually reviewed", which are considered impaired, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For "credits individually reviewed" and not considered to be impaired, loans are classified on different rating categories using several qualitative and quantitative factors applied through internally developed models. Inherent losses for each rating are estimated considering our historical experience on this portfolio, which is a low-default portfolio, and we monitor our inherent losses estimate against market-wide loss experiences. To determine the amount of the allowance corresponding to "credits reviewed on a portfolio basis", loans that correspond to small homogenous loans are segregated into differentiated portfolios based on the underlying risks and characteristics of each group.  The allowance for loan losses is determined for each of those groups through a process that considers historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. Adjustments to historical loss rates are introduced when necessary to reflect changes in the economic environment and current conditions such as the weakened economic environment observed during the last quarter of 2008 that continued to affect the portfolio of loans granted before the deterioration of the economic environment in late 2008.

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

Investments in companies of less than 20% of voting capital with no readily determinable market value under ASC 320 (formerly SFAS 115) are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

Goodwill and intangible assets related to affiliates are presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary. An impairment charge of goodwill related to our equity method investment in Banco BPI S.A. has been recorded through December 31, 2009. The total impairment amount was R$ 302 and was recorded as equity in earnings of unconsolidated companies, net. No goodwill impairment related to affiliates has been recorded through December 31, 2008 and 2007.

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

n)   Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost which includes capitalized interest in accordance with ASC 835-20, Interest - Capitalization of Interest (formerly SFAS 34 "Capitalization of interest cost"), plus price level restatements up to June 30, 1997 (see Note 2a), less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets.  Leasehold improvements are amortized over the estimated economic life of the improvement.

Costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with ASC 350-40, Intangible – Goodwill and Other – Internal-Use Software (formerly Statement of Position "SOP" 98-1 "Accounting for computer software developed or obtained for internal use") and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of ASC 360-10-35, Property, Plant, and Equipment – Subsequent Measurement (formerly SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets") when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2009.

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

o)   Goodwill and other intangible assets

According to ASC 350, Intangibles – Goodwill and Other (formerly SFAS 142 “Goodwill and Other Intangible Assets”), goodwill is not amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value.

Our reporting units are either one of our operating segments or one level below an operating segment. A "reporting unit" would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component. Our reporting units are one level below our operating segments except in the case of Banco Itaú BBA which is a segment with no reporting units.

We determined June 30 of each year to be the date for performing such impairment test. In 2009, 2008 and 2007, goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

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

p)   Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in ASC 740, Income Taxes (formerly SFAS 109, "Accounting for Income Taxes"). Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the statement of income in the period in which they are enacted. We treat interest and penalties on income taxes as a component of other non-interest expense.

We implemented FIN 48 - “Accounting for Uncertainty in Income Taxes” (now ASC 740-10-25 Income Tax – Recognition), on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of ASC 740 (formerly FAS 109) uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. Interest and penalties on income taxes are treated as a component of other non-interest expense. ASC 740-10-25 (formerly FIN 48) also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. See Note 21 for additional information. The adoption of ASC 740-10-25 (formerly FIN 48) did not result in any impact to our consolidated financial position as of January 1, 2007.

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

	2009	2008	2007
Reinsurance Receivables at year end	1.147	59	45
Earned premiuns under reinsurance contracts during each year	759	340	348
Recoveries recognized under reinsurance contracts during each year	521	317	179

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. We adopted ASC 944-30, Financial Services – Insurance – Acquisition Costs (formerly SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modification or Exchanges of Insurance Contracts“). The adoption of this standard did not produce any impact on our financial statements.

The significant majority of our private retirement plans correspond to deferred annuities. On the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the holders of the policies and we account for them as investment contracts in accordance with the requirements of ASC 944-20, Financial Services – Insurance – Insurance Activities (formerly SFAS 97 “Accounting and Reporting by Insurance Enterprise for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (now incorporated into). During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as service fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment, after a minimum holding period, and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest credited on investment contract accounts balance” in the consolidated statement of operations.

At the end of a contractually stated term the amounts not redeemed by the customers are used to purchase an annuity, at terms contractually established at the date the customers entered into the plans. During the benefit’s pay-out phase, which is the period after the purchase of the annuity, we recognize a liability for future policy benefits.

We recognize an additional liability in accordance with ASC 944-20 (formerly SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”) during the accumulation phase if the present value of the expected benefit payments at the expected annuitization date exceeds the expected account balance at such annuitization date.

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

s)   Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the government pension funds, welfare benefits and redundancy plans, as appropriate, in Brazil and other countries where we operate, which are expensed as incurred.  Such contributions totaled R$ 1,178, R$ 747 and R$ 652 for the years ended December 31, 2009, 2008 and 2007, respectively.

We also sponsor defined benefit plans and defined contribution plans that are accounted for in accordance with ASC 715-30, Compensation – Retirement Benefits – Defined Benefit Plans - Pension (formerly SFAS 87, "Employers' Accounting for Pensions"). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions to the plan during the relevant period. Some of the business we acquired also sponsor health-care post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with ASC 715-60, Compensation – Retirement Benefits – Other Postretirement (formerly SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions").

Pursuant to  ASC 715-20, Compensation – Retirement Benefits – Defined Benefit Plans - General (formerly SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans”), we recognize deferred actuarial gains and losses and unrecognized prior service cost in the consolidated balance sheet, directly against shareholders’ equity (“Other Accumulated Comprehensive Income – Defined Benefit Pension Plans and Other Post-Retirement Plans”).

Stock option plan

We account our stock options plans according to ASC 718 – Compensation – Stock Compensation (formerly SFAS 123 (Revised) - “Share-based Payment“). This rule requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

Since the exercise price of some of our stock options is adjusted based on changes in a general inflation index they should be accounted for as a liability award under ASC 718 (formerly SFAS 123 (R)). Our stock options that have no exercise price are accounted for as equity awards under ASC 718.

t)   Guarantees granted

We adopt the ASC 460, Guarantees (formerly FASB Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”) to account for our agreements on guarantees granted.

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

u)      Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in ASC 450, Contingencies (formerly SFAS 5 – “Accounting for Contingencies”).

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

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations consumated before January 1, 2009, are recognized when a claim is asserted with simultaneous recognition of the corresponding receivable, when its collectability is considered probable. For business combinations consummated after January 1, 2009 indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectibility or contractual limitations on the indemnified amount.

v)  Treasury stock

Common and preferred shares reacquired are recorded under “Treasury Stock” within shareholders’ equity at their acquisition price.

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

w)   Interest on shareholders' equity

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on shareholders' equity. For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of shareholders' equity in the financial statements. The related tax benefit is recorded in the consolidated statement of income.

x)   Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two types of stock issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on shareholders' equity) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by ASC 260, Earnings Per Share (formerly SFAS 128 “Earnings per Share”).

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

z)   Accounting standards applicable for the year ended December 31, 2009

In September, 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”, which provides guidance on measuring the fair value of certain alternative investments. The ASU permits entities to use net asset value as a practical expedient to measure the fair value of their investments in certain investment funds. The ASU also requires additional disclosures regarding the nature and risks of such investments and provides guidance on the classification of such investments as Level 2 or Level 3 of the fair value hierarchy. The adoption of this statement did not have impact in our consolidated financial statements.

In August, 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”. This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets. Another valuation technique that is consistent with the principles of ASC 820. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. The adoption of this statement did not have impact in our consolidated financial statements.

In June, 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (formerly SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles   (now))”. The statement establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB’s Codification project, but what does change is the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. Itaú Unibanco is providing references to the Codification topics alongside references to the predecessor standards.

In May 2009, the FASB issued ASC 855, Subsequent Events (formerly SFAS 165, “Subsequent Events”), which establishes principles and requirements for subsequent events. ASC 855 defines subsequent events as events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized in financial statements. On the other hand, events that provide additional evidence about conditions that did not exist at the date of the balance sheet should not be recognized in financial statements. This Statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The effects of ASC 855 adoption and the disclosure required are presented in Note 36.

In April 2009, the FASB issued ASC 320-10-35-34, Investments – Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment (formerly FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). This FSP amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

Under the amended guidance other-than-temporary impairment of a debt security shall be considered to have occurred if either: (i) an entity has decided to sell a debt security, or (ii) it is more likely than not than the entity will be required to sell the security before the recovery of its amortized cost basis. If it is not expected that the security will recover to the entire amortized cost basis of the security, the entity would be unable to assert that it will recover its amortized cost basis even if it does not intend to sell the security. Therefore, in those situations, an other-than-temporary impairment shall be considered to have occurred.

In assessing whether the entire amortized cost basis of the security will be recovered, an entity shall compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If present value of cash flows expected to be collected is less than the amortized cost basis of the security, the entire amortized cost basis of the security will not be recovered (that is, a credit loss exists), and an other-than-temporary impairment shall be considered to have occurred.

If an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.

The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes.

The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. See Notes 7 and 24b to the Consolidated Financial Statements for disclosures related to the Itaú Unibanco Holding’s investment securities and Other-Than-Temporary Impairment.

In April 2009, the FASB issued ASC 825-10-50-10, Financial Instruments: Fair Value of Financial Instruments (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This FSP includes disclosures about the fair value of financial instruments in summarized financial information for interim reporting periods. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. Since we do not present interim financial statements, this FSP does not impact Itaú Unibanco Holding.

In April 2009, the FASB issued ASC 820-10-35-51A, Fair Value Measurements and Disclosures: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This ASC provides additional guidance for estimating fair value in accordance with ASC 820 (formerly SFAS 157) when the volume and level of activity for the asset or liability have significantly decreased. This ASC also includes guidance on identifying circumstances that indicate a transaction is not orderly. The ASC shall be effective for interim and annual reporting periods ending after June 15, 2009. The effects of this ASC adoption were considered in the classification of our fair value measurements, which are presented in Note 27, but in general they did not bring significant impacts on our financial statements.

In April 2009, the SEC issued SAB 111, “Other than Temporary Impairment of Certain Investments in Equity Securities”. This Staff Accounting Bulletin amends SAB Topic 5M to addresses only available for sale equity securities, excluding debt securities from its scope. No other changes were made to the prior views contained in Topic 5M. The impact of adopting this SAB was not material.

In April 2009, the FASB issued ASC 805, Business Combinations (formerly FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arises from Contingencies”) which addresses accounting for assets and liabilities arising from contingencies under ASC 805. Under this ASC, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. This ASC is effective for the beginning of first quarter of 2009. The Company applied this pronouncement, when applicable and on a prospective basis for the business combination occurred during 2009.

In December 2008, FASB issued ASC 715-20-50, Compensation and Benefits – Disclosure (formerly FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”). This ASC requires disclosures about postretirement benefit plan assets, on annual basis, according to fair value disclosures required by ASC 820 (formerly SFAS 157). This FSP is effective for fiscal years ended after December 15, 2009. The effects of this FSP adoption are presented in Note 25.

In November 2008, the FASB issued ASC 815-10-65-4, Derivatives and Hedging: Transition and Open Effective Date Information (formerly EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”). This standard establishes that freestanding financial instruments for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary are not precluded from being considered indexed to the entity's own stock in the consolidated financial statements of the parent if the subsidiary is a substantive entity. If the subsidiary is not a substantive entity, the instrument or embedded feature would not be considered indexed to the entity's own stock. This ASC is effective for fiscal years beginning on or after December 15, 2008. The adoption of this statement did not have impact in our consolidated financial statements.

In May 2008, the FASB issued ASC 944, Financial Services – Insurance (formerly FAS 163, “Accounting for Financial Guarantee Insurance Contracts”). The new standard helps eliminate inconsistencies in the recognition and measurement of claim liabilities and premium revenue and requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The adoption of this statement did not have impact in our consolidated financial statements.

In March 2008, the FASB issued ASC 815-10-50, Derivatives and Hedging – Disclosure (formerly SFAS 161, “Disclosure about Derivatives Instruments and Hedging Activities, an amendment of SFAS 133” now incorporated into). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years beginning after November 15, 2008, with early adoption encouraged. Under ASC 815-10-50 (formerly SFAS 161) entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivatives instruments and related hedged items are accounted for under ASC 815 (formerly Statement 133) and its related interpretations, and (c) how derivatives instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We have adopted in these financial statements the disclosure requirements of ASC 815-10-50 with respect to our derivative financial instruments designated and not designated for hedge accounting. The additional disclosures are included in the notes to these consolidated financial statements.

In February 2008, the FASB issued ASC 860-10-40-42, Transfers and Servicing: Repurchase Financing (formerly FSP FAS 140-d, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”)  which provides implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate transactions. The ASC 860-10-40-42 is effective for financial statements issued in fiscal years beginning after November 15, 2008, with early adoption not allowed. The adoption of this statement did not have impact in our consolidated financial statements.

In December 2007, the FASB issued ASC 805 Business Combination (formerly SFAS 141(R) “Business Combinations”), which changes the accounting and reporting requirements for business combinations. ASC 805 is effective for business combinations occurred after January 1, 2009. This ASC 805 retains the fundamental requirements of previous GAAP that the acquisition method of accounting (or the purchase method as defined in ASC 805) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC 805 did not define the acquirer, although it included guidance on identifying the acquirer, as does this statement. This statement's scope is broader than that of ASC 805, which will be applied to business combinations in which control was obtained by transferring consideration. The result of applying ASC 805 guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this statement. In addition, this statement's requirement to measure the non-controlling interest in the acquirer at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related ASC 810-10-45-15, Consolidation – Non-controlling Interests in a Subsidiary (formerly SFAS 160, "Non-controlling Interests in Consolidated Financial Statements"). The Company applied this pronouncement on a prospective basis for the business combinations occurred in 2009 and has adopted in these financial statements the disclosure requirements of ASC 805.

In December 2007, the FASB issued ASC 810-10-45-15, Consolidation – Non-controlling Interests in a Subsidiary (formerly SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”) which establishes standards for the accounting and reporting of non-controlling interests in subsidiaries in consolidated financial statements. ASC 810-10-45-15 (formerly SFAS 160) requires the non-controlling equity interests to be accounted for and presented in equity, separately from the parent shareholder’s equity and the amount of consolidated net income attributable to the parent and to the non-controlling interests be clearly identified and presented on the face of the consolidated statement of income. Further, ASC 810-10-45-15 (formerly SFAS 160) requires when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. ASC 810 is effective for fiscal years beginning after December 15, 2008, with early adoption not allowed. The effective date of this statement is the same as that ASC 805 Business Combination. This statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The impacts of this statement are included in the consolidated financial statements.

aa) Recently issued accounting standards applicable for future periods

In April 2010, the FASB issued ASU 2010-18, “Receivables (Topic 310), Effect of Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. As a result of the amendments in this Update, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The ASU is effective in the first interim or annual period ending on or after July 15, 2010 and is to be prospectively applied. We are evaluating the potential impact of adopting this ASU.

In April 2010, the FASB issued ASU 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments”. It clarifies that an insurance enterprise should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s own interests. Accordingly, the insurer should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The ASU is effective for interim periods and fiscal years beginning after December 15, 2010 and is to be retrospectively applied. We are evaluating the potential impact of adopting this ASU.

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We are evaluating the potential impact of adopting this ASU.

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The ASU clarifies and amends the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010. We are evaluating the potential impact of adopting this ASU.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds”. The ASU amends the requirements for evaluating whether a decision maker or service provider has a variable interest to clarify that a quantitative approach should not be the sole consideration in assessing the criteria and clarifies that related parties should be considered in applying all of the decision maker and service provider criteria. The effective date is the same as the effective date for FAS 167 (now ASC 810). We are evaluating the potential impact of adopting this ASU.

In January 2010, the FASB issued ASU 2010-06,”Fair Value Measurements and Disclosures”. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. We are evaluating the potential impact of adopting this ASU.

In October 2009, the FASB issued ASU 2009-15,”Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing – a consensus of the FASB Emerging Issues Task Force”. The ASU provides share lenders with guidance on how to account for these arrangements (amortization of the debt issuance costs will increase the overall implied cost of the related convertible debt arrangement). Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement. The guidance is effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009. For existing arrangements, the guidance is effective for fiscal years beginning on or after December 15, 2009. We are evaluating the potential impact of adopting this ASU.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements that include software elements” (Topic 985) and ASU 2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements”, addressing arrangements with multiple deliverables. ASU 2009-13 will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction´s economics and will often result in earlier revenue recognition. ASU 2009-14 removes non-software components of tangible and certain software components of tangible products from the scope of existing software revenue guidance. The ASUs are effective for fiscal years beginning on or after June 15, 2010. We are evaluating the potential impact of adopting this ASU.

In June 2009, the FASB issued an amendment to ASC 860, Transfers and Servicing, through the issuance of SFAS 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”. This amendment in ASC 860 removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810 (formerly FIN 46 (R)) to qualifying special-purpose entities. ASC 860 changes the requirements for derecognizing financial assets modifying the financial-components approach and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  This amendment in ASC 860 removes the special provisions   for guaranteed mortgage securitizations and as a result requires those securitizations to be treated the same as any other transfer of financial assets within the scope of ASC 860. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this amendment to ASC.

Also in June 2009, the FASB issued an amendment to ASC 810, Consolidation, through the issuance of SFAS 167 “Amendments to FASB Interpretation No. 46(R)”. This amendment in ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. ASC 810 also require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.  ASC 810 requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this FSP.

NOTE 3 – BUSINESS DEVELOPMENTS

3.1 During the year ended December 31, 2009

a) Unibanco and Unibanco Holdings

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an agreement (the “Association Agreement”) to combine the financial operations of Itaú Unibanco, Unibanco Holdings and its subsidiary Unibanco, by which Unibanco Holdings and its subsidiary Unibanco would become wholly owned subsidiaries of Itaú Unibanco Holding, in order to establish a leading private financial conglomerate in the Southern Hemisphere. Unibanco Holdings is a holding company whose only relevant activity is to hold a controlling interest in Unibanco. Unibanco was until its acquisition a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through offices, branches and subsidiaries in Grand Cayman (Cayman Islands); New York (USA); Asunción (Paraguay); Luxembourg (Luxembourg); and Geneva (Switzerland). Both Unibanco and Unibanco Holdings were publicly listed companies in Brazil and in the United States and they were delisted on April 13, 2009 and April 27, 2009, respectively.

The transaction was consummated through the issuance by Itaú Unibanco Holding (at that time Banco Itaú Holding Financeira S.A.) of 557,475,607 common shares and 675,660,843 preferred shares to the former shareholders of Unibanco and Unibanco Holdings (after giving retroactive effect to the bonus shares in August 2009). The exchange ratio for preferred shares was calculated based on the average quoted market price of the Units (share certificates representing one preferred shares of Unibanco and one preferred share of Unibanco Holdings) and the average quoted market price of the preferred shares of Itaú Unibanco Holding in the 45 sessions before November 3, 2008 of the Brazilian Stock Exchange – BM&F Bovespa. The exchange ratio to exchange common shares of Unibanco and Unibanco Holdings for shares of Itaú Unibanco Holding was determined as part of the Association Agreement. The exchange ratio was the same for the controlling and non-controlling shareholders that hold common shares. The exchange ratios are as follows:

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

The purchase price consideration of this transaction is comprised of:

a)
R$ 24,612, which corresponds to the fair value of the shares issued, and it was based on the market price of Itaú Holding´s shares on the date the transaction was approved by the BACEN on February 18, 2009, and

b)
R$ 46 which corresponds to replacement awards issued with respect to stock-based compensation plans of Unibanco and Unibanco Holdings. Itaú Unibanco Holding was obligated under Brazilian law to issue replacement awards for those plans and as a result a portion of the value of the replacement awards, attributed to the period prior to the business combination, has been allocated as consideration for the business acquired. Replacement awards issued are R$ 33 under the “Simple Option” plan and R$ 13 under the “Bonified Options” plan of Unibanco (see Note 26). Replacement awards have been measured at its fair value on the date of acquisition.

There are no contingent consideration agreements. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

Cash and cash equivalents	17,262
Interest - bearing deposits in other banks	770
Securities purchased under resale agreements and federal funds sold	26,922
Central bank compulsory deposits	2,093
Trading assets, at fair value	21,265
Available-for-sale securities, at fair value	18,547
Held-to-maturity securities, at amortized cost	836
Loans and leases	69,644
Investments in unconsolidated companies - Redecard	3,891
Investments in unconsolidated companies - Others	1,166
Premises and equipment, net	1,155
Intangible assets	13,517
Deferred Tax Asset	1,560
Deferred Tax Asset for excess tax-deductible Goodwill	7,155
Other assets	15,557
Total assets purchased	201,340
Non-interest and interest bearing deposits	56,762
Securities sold under repurchase agreements and federal funds purchased	33,545
Short and Long-term borrowings	38,813
Other liabilities	45,228
Total liabilities assumed	174,348
Net Asset at Fair Value	26,992
Fair Value of non-controlling interests	(1,503)
Shareholders Equity Attributable to Itaú Unibanco	25,489
Purchase Price Consideration	24,659
Bargain Purchase Gain	830

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 17,889. The purchase price allocation resulted in initial book goodwill of R$ 6,323. Since tax deductible goodwill exceeded the amount of initial book goodwill a deferred tax asset for excess of tax deductible goodwill has been recognized which resulted in a bargain purchase gain of R$ 830 which has been recorded in “Other non-interest income”.

The intangible assets purchased consist of trademarks, customer relationships including, amongst others core-deposits intangibles and contractual and non contractual relationships with customers for different products offered by Unibanco, business relationships including distribution channels and certain software intangibles. We have determined that trademarks have an indefinite life and we expect to amortize the intangible assets related to customer relationships over periods between 2 and 15 years, the intangibles related to business relationships over periods between 3 and 9 years, and software in approximately 5 years. These intangible assets were allocated in our Reporting Units as follows R$ 5,857 for Commercial Bank – Individuals, R$ 1,051 for Commercial Bank – Securities, R$ 585 for Commercial Banking – Wealth Management & Services, R$ 825 for Itaú BBA, R$ 500 for Consumer Credit – Vehicles, and R$ 4,699 for Consumer Credit – Cards and Financing.

The fair value of the amount presented as Fair Value of non-controlling interests corresponding to common shares of Unibanco Participações Societarias S.A. (“UPS”) was estimated by applying a market approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on the estimated fair value of the equity interests held by UPS.

Liabilities arising from contingencies of R$ 569 and R$ 64 have been recognized on the date of acquisition for labor claims and tax lawsuits, respectively. Both contingencies were classified as possible or remote and were reasonably estimable for future loss by the management.

In connection with the business combination with Unibanco we acquired certain loans that were deemed to be credit-impaired. See Note 9 for further details on this transaction.

Unaudited pro forma results for the years ended December 31, 2009 and 2008, as if the acquisition of Unibanco had occurred at the beginning of each of the periods presented, are shown below. The pro forma results of these operations include estimates and criteria considered by management to be reasonable. However, the pro forma results do not include any forecasts of cost savings and are  not necessarily indicative of the results that could have occurred if the acquisition had taken place on the dates indicated or at any other date or of the results in future periods.

2009 (Unaudited)

Net interest income (before provision for loan losses)	41,484
Net income	13,794
Earnings per common and preferred shares
Basic	3.18
Diluted	3.18

2008 (Unaudited)

Net interest income (before provision for loan losses)	33,153
Net income	7,788
Earnings per common and preferred shares
Basic	2.39
Diluted	2.38

After the acquisition most of assets, liabilities and activities of Unibanco and its subsidiaries have been transferred to different existing subsidiaries of Itaú Unibanco Holding based on criteria such as similarity of activities. As a result revenue and net income of the activities formerly carried by Unibanco and its different subsidiaries are not separately recorded but rather are integrated within the results of other activities. For that reason we understand it is impracticable to present net interest income and net income of Unibanco from the date of acquisition to December 31, 2009.

b) Redecard S.A.

On February 20, 2009, we signed an agreement with Banco Citibank S.A. (“Citibank”), the controlling shareholders of Redecard S.A. (“Redecard”) in which: (i) Citibank was authorized to sell the Redecard shares through a public offer, and (ii) as stated by the shareholders’ agreement, Citibank granted to Itaú Unibanco Holding the preferred right to acquire 24.082.760 shares of Redecard. The preferred right was exercised in March 23, 2009 and we acquired those shares in March 30, 2009. Considering the prior holdings we had in Redecard that represented (after the business combination with Unibanco) 46.4% after the acquisition, we became the controlling shareholder of Redecard, with over 50.01% interest of the voting capital of Redecard.

Assets acquired, liabilities assumed and allocation of goodwill:

Under ASC 805, Itaú Unibanco is required to remeasure previously held equity interests to fair value at the date of the control acquisition (in this case, March 30, 2009), and record the gain or loss directly to the statement of income. The gain recognized as a result of remeasuring to fair value our original 46.4% interest in Redecard was recorded in “other non-interest income”, net as summarized below:

Original Redecard common shares - in thousands of shares	312,403
Quoted market price at date of acquisition – in R$	28.50
Fair value of our initial investment in Redecard	8,903
Less carrying amount	4,373
Pre-tax gain	4,530

The following table summarizes the consideration for the purchase of Redecard and the allocation of the assets acquired and liabilities assumed that were recognized at the acquisition date, the fair value at the acquisition date of the non-controlling interest and the determination of goodwill:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	175
Premises and equipment, net	306
Intangible assets	5,572
Receivables from banks issuers of credit cards	12,103
Other assets	249
Total assets acquired	18,405
Deferred tax liability	1,978
Payable to merchants	10,933
Other liabilities	787
Total liabilities assumed	13,698
Total shareholders' equity - 100%	4,707
Fair value of the non-controlling interest in Redecard	(9,590)
Goodwill	14,376
Total purchase price consideration	9,493
Amount paid in cash	590
Fair value of our original investment in Redecard	8,903

Intangible assets acquired consist of: brand and customer relationships. We expect to amortize the intangible assets relates to customer relationship over a period between 5 and 40 years depending on the type of customer and we have considered the brand to currently have an indefinite life. Those intangible assets were allocated to the Consumer Credit segment.

The goodwill of R$ 14,376 was assigned to the Consumer Credit segment.

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 557. As provided for this legislation, goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment.

The fair value of the non-controlling interest in Redecard was determined by applying the market approach, based on the quoted price at March 30, 2009 and as a result the measurement is a Level 1 measurement under ASC 820.

The amounts of revenue and net income of Redecard since the acquisition date, included in the consolidated income statement as of December 31, 2009, are R$ 2,466 and R$ 839, respectively.

Unaudited proforma results of Itaú Unibanco Holding for the years ended December 31, 2009 and 2008, as if the acquisition of control of Redecard had occurred in the beginning of each of these years are shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods.

2009 (unaudited)
Non- interest income	40,875
Net income	14,085
Earnings per common and preferred shares:
Basic	3.25
Diluted	3.24

2008 (unaudited)
Non- interest income	17,044
Net income	5,045
Earnings per common and preferred shares:
Basic	1.55
Diluted	1.54

c) Porto Seguro

On August 23, 2009 Itau Unibanco Holding and Porto Seguro S.A. (PSSA) signed an agreement to unify their residential and automobile insurance operations and also signed an operating agreement by which PSSA obtains the exclusive right to offer and distribute residential and automobile insurance products to clients of the Itau Unibanco Holding branch network in Brazil and Uruguay.

Consummation of the transaction was conditional to approval of the transaction by SUSEP, which was obtained on October 16, 2009.

In order to implement the agreement the assets and liabilities of Itau Seguros S.A related to the activities in residential and automobile insurance have been spun-off and transferred to a company denominated Itaú Seguros Veículo e Residência Holding S.A. (“ISAR Holding”) which at that time was a wholly subsidiary owned by Itau Unibanco. The net book assets transferred amounted to R$ 950.

The shares of ISAR Holding were contributed to PSSA in exchange for a direct 30% of interest in PSSA on November 30, 2009 which is the date of the transaction.

Also on November 2009, both Itaú Unibanco Holding and the controlling shareholders of PSSA contributed their shares to Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”), which after this transaction is the controlling shareholder of PSSA. PSIUPAR holds approximately 70% of the shareholders’ equity of PSSA. Itaú Unibanco Holding holds an interest of 43.9% in PSIUPAR.

As a result of this transaction, we have deconsolidated our previous subsidiary ISAR Holding and at the date of the recognition we recognized a gain before taxes of R$ 936 (recorded in “other non-interest income”). The gain recognized was based on the difference between the carrying value of the net assets of ISAR Holding transferred to PSSA and the fair value of the consideration received, which was an equity interest PSIUPAR. Considering that the only asset of PSIUPAR is the investment in PSSA the fair value of the consideration received amounted to R$ 1,886  and was based on the quoted market price of the common shares of PSSA at BM&F Bovespa.

PSIUPAR is accounted for as an equity method investee (as disclosed in Note 11) and the intercompany transactions between the parties are disclosed as related party transaction (as disclosed in Note 33)

During 2010, we will conclude the final allocation of the difference between the value of the interest that we held in PSIUPAR and the interest in the net assets of PSIUPAR.

3.2 Relevant business developments during the years presented

a)	Itaúsa Export S.A. and its subsidiary Itaúsa Europa Investimentos SGPS Lda. – Transaction between entities under common control

The Association Agreement entered into for the transaction of Unibanco and Unibanco Holdings described in Note 3.1.a. required as condition precedent for its consummation that Itaú Unibanco Holding should acquire all shares of Itaúsa Export S.A. (Itaúsa Export) and Itaúsa Europa Investimentos SGPS Lda (Itaúsa Europa) that were held by Itaúsa, the then controlling shareholder of all of Itaú Unibanco Holding, Itaúsa Export and Itaúsa Europa. On November 12, 2008, Itaú Unibanco, signed a contract with Itaúsa for the acquisition of a 77.77% total and 80.00% voting interest of Itaúsa Export and of a 12.13% total and voting interest of Itaúsa Europa (Itaúsa Europa, itself is a subsidiary of Itausa Export). Itaúsa Export is a private holding company domiciled in Brazil, which holds a controlling interest in Itaúsa Europa.  Itaúsa Europa is a private holding company domiciled in Portugal, which holds interests in:  (i) entities operating in the private banking business outside Brazil, including: Banco Itaú Europa S.A. (Itaú Europa), the main operating entity, domiciled in Portugal and its subsidiaries Banco Itaú Europa International (BBI), domiciled in Miami, and BIE Bank & Trust (BIE Lux), domiciled in Luxembourg, and (ii) a 51% interest in IPI – Itaúsa Portugal Investimentos, SGPS Lda. (IPI), an entity that holds a 19% total and voting interest in Banco BPI S.A., one of the largest banks in Portugal. Before this transaction, Itaú Unibanco Holding already held a 22.23% total and 20.00% voting interest in Itaúsa Export and a 49% total and voting interest in IPI that were accounted for under the equity method.

 The transaction was consummated with the payment of R$ 587 in cash and the issuance of 23,050,428 common shares of Itaú Unibanco (after giving retroactive effect to the bonus shares in April 2009). The cash was paid and the shares were delivered on November 27 and 28, 2008, respectively. As per the terms of the agreement, the price of this transaction is required to be adjusted, based on the difference of the quoted price of the shares of BPI between October 31, 2008 (the date used for setting the purchase price described above, or price 1) and November 3, 2010 (price 2). Such difference will be paid by Itaú Unibanco (if the difference between price 2 and price 1 is positive) or reimbursed by Itaúsa (if the difference between price 2 and price 1 is negative). The parties have established this purchase price mechanism because they understood that the quoted market price of BPI shares in October 2008 was depressed as result of the global economic crisis. The purchase price adjustment is being accounted for as a derivative financial instrument at fair value with gains and losses recognized in income. As of December 31, 2009, the difference between price 1 and price 2 amounted to R$ 73.

According to ASC 805 - Business Combinations, this transaction was considered a transaction between entities under common control resulting in a change in the reporting entity and the financial statements currently presented for all periods before the transaction consider the combined financial position, results of operations and cash flows of Itaú Unibanco Holding and of Itaúsa Export and its subsidiaries.  The assets and liabilities of Itaúsa Export and its subsidiaries are accounted for at their historical cost in the books of Itaúsa. The cash payment to Itaúsa of R$ 587 has been recorded as a reduction of stockholders’ equity. The issuance of shares of Banco Itaú to Itaúsa was recorded also as a reduction of stockholders’ equity and as an increase in minority interest at their book value of R$ 102. The book value of the assets and liabilities received exceeded the sum of the cash payment of R$ 587 and the credit to minority interest of R$ 102 and has been recorded as a distribution to the controlling shareholder under “Additional paid-in capital – Cash paid and shares of subsidiary issued on acquisition of interest in Itaúsa Export.”

During 2009 and contemporaneously with the issuance of shares of Itaú Unibanco Holding to shareholders of Unibanco and Unibanco Holdings, Itaúsa exchanged the shares obtained during 2008 on Itaú Unibanco (as described above) for shares of Itaú Unibanco Holding. After the exchange Itaú Unibanco became again a wholly-owned subsidiary of Itaú Unibanco Holding. The exchange was recorded at is carrying amount and resulted in the decrease of non-controlling interest by R$ 105, the increase in common shares of R$ 95 and the difference has been recognized in additional paid-in capital.

b) BBA HE Participações S.A.

In December 2008, Itaú Unibanco Holding through Itaú Unibanco acquired 100% of the shares of BBA HE Participações S.A (HE). HE has the sole purpose of investing in Itaú BBA Participações, which controls Itaú BBA. After that transaction, Itaú BBA Participações and Itaú BBA became wholly owned subsidiaries of Itaú Unibanco Holding.

The transaction has been accounted for as a step acquisition following the purchase method of accounting as required under ASC 805 - Business Combinations for transactions before January 1, 2009.

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

In connection with the acquisition of the shares of HE an amount of R$ 140 was paid to the selling shareholders which were also officers of Itaú BBA. In the acquisition of the initial interest in Itaú BBA in 2002, Itaú  Unibanco Holding undertook to pay a cash bonus to the directors and officers (all of whom were also selling shareholders of Itaú BBA) that remained in their capacity providing services to Itaú BBA over a certain period of time after the original acquisition date. The amount of R$ 140 that was paid in December 2008 has been accrued as compensation expense since the date on which the officers began to have right to such bonus through December 2008.

c) Operations of BankBoston in Chile

In May 2006, Itaú Unibanco Holding and Itaúsa signed an agreement with Bank of America Corporation (BAC) for the exclusive right to purchase the BankBoston Chile operations and in August 2006 the parties signed a purchase agreement. Consummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Superintendency of Bank and Financial Institutions of Chile (SBIF), given on February 12, 2007. In exchange for these subsidiaries, Itaú Unibanco Holding issued 47,867,721 (quantity of shares retroactively adjusted for the stock split in October 2007 and the bonus of shares in June 2008 and in August 2009 described in Note 19.a) common shares to BAC, whose issuance was approved on the EGM (“Extraordinary General Meeting”) of December 26, 2006 and which were delivered after the approval of Central Bank of Brazil and SBIF on February 12, 2007. On February 12, 2007, we obtained control over BankBoston Chile.

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

Intangible assets purchased consist of customer relationships and we expect to amortize them over 10 years. These intangible assets were allocated to the Itaú Unibanco – Banking segment. During 2009 we changed the segment reporting structure as described in Note 32 and we have reassigned assets and liabilities to the new reporting units.

Total and deductible goodwill according to the Brazilian tax legislation amounted to R$ 452. As provided for in this legislation, the goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment purchased.

Unaudited proforma results of Itaú Unibanco Holding for the year ended December 31, 2007, as if the acquisition of BankBoston Chile had occurred at the beginning of such year is shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date or of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,396
Net income	7,538
Earnings per common and preferred shares:
Basic	2.29
Dilluted	2.27

d) Operations of BankBoston in Uruguay

In May 2006, Itaú Unibanco Holding and Itaúsa signed an agreement with Bank of America Corporation (BAC) for the exclusive right to purchase the BankBoston’s operations in Uruguay and in August 2006 the parties signed a purchase agreement. Consummation of this transaction was awaiting the approval from the Central Bank of Brazil, given on February 2, 2007, and the Uruguayan authorities, given on March 16, 2007. On April 1, 2007, we obtained the control over these operations. In exchange for these subsidiaries, Itaú Unibanco Holding issued 8,608,578 (quantity of shares retroactively adjusted for the stock split in October 2007 and the bonus of shares in June 2008 and August 2009 described in Note 19a) common shares and paid in kind the amount of R$ 2.3 to BAC. The issuance of shares was approved on the EGM of December 26, 2006 and the shares were delivered after the approval of Central Bank of Brazil and the Uruguayan authorities on March 16, 2007. The payment in kind was made in March 2007.

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

The unaudited proforma results of Itaú Unibanco Holding for the year ended December 31, 2007, as if the purchase of BankBoston Uruguay had occurred at the beginning of each of such year is shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date or of results in future periods.

2007 (unaudited)
Net interest income (before provision for loan losses)	21,346
Net income	7,583
Earnings per common and preferred shares:
Basic	2.30
Dilluted	2.29

e) Acquisitions by Banco Itaú Europa S.A. and its subsidiaries of BankBoston Trust Company Ltd (BBT), BankBoston International (BBI) and the Latin America private banking portfolio of ABN Amro Bank N.V.

During 2007, the subsidiaries of Itaú Unibanco Holding, Banco Itaú Europa Luxembourg S.A. (BIE Lux), Banco Itaú Europa S.A. (BIE) and Banco Itaú Europa International (BIEI), acquired three operations for a total of R$ 616, which was paid in cash:

(i)	operations of BankBoston Trust Company Ltd (BBT), based on Nassau, Bahamas, comprising financial assets under management and private banking clients in Latin America;
(ii)	operations of BankBoston International (BBI), based on Miami, United States of America, comprising financial assets under management and private banking clients in Latin America;
(iii)
operations of private banking of ABN Amro Bank N.V., based on Miami, United States of America, and Montevideo, Uruguay, comprising assets under management of Latin America clients, booked in the United States of America, Switzerland and Luxembourg.

Cash and due from banks	64
Securities	212
Fixed assets, net	2
Intangible assets	191
Other assets, net of other liabilities	2
Net assets at fair value	471
Goodwill	145
Purchase price	616

Intangible assets purchased consist of customer relationships, core deposits and non-compete agreements with ABN and BAC. We expect to amortize intangible assets related to the acquisition of BBT and BBI over 10 years and intangible assets related to ABN over 4 years (for the operations of ABN in Luxembourg, Switzerland and Uruguay) and over 12 years (for the operations of ABN in Miami).

Unaudited proforma results of Itaú Unibanco Holding for the year ended December 31, 2007, as if the acquisition of BBT, BBI and operations of ABN had occurred at the beginning of each such year is shown below. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date or of results in future periods.

2007 (unaudited)

Net interest income (before provision for loan losses)	21,358
Net income	7,586
Earnings per common and preferred shares:
Basic	2.30
Dilluted	2.29

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents comprises the following:

	12/31/2009	12/31/2008
Cash and due from banks	5,355	3,408
Interest-bearing deposits in other banks	60,101	24,628
TOTAL	65,456	28,036

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

	2009	2008
Non-interest bearing	4,042	6,743
Interest-bearing	9,827	4,571
TOTAL	13,869	11,314

NOTE 6 – TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	12/31/2009	12/31/2008
Investment funds (1)	39,347	24,458
Brazilian federal government securities	23,985	27,145
Brazilian government external debt securities	222	383
Government debt securities – Other countries	1,058	1,988
Argentina	179	64
United States	748	1,038
Mexico	10	6
Spain	-	418
Korea	-	291
Chile	77	164
Uruguay	30	6
Other	14	1
Corporate debt securities	2,226	2,030
Marketable equity securities	1,142	456
Derivative financial instruments	5,549	10,023
Options	1,819	2,154
Forwards	378	3,406
Swaps - differential receivable	2,900	4,021
Credit derivatives	15	26
Futures	-	386
Other derivatives	437	30
TOTAL	73,529	66,483
(1) Includes investment funds with respect to investment contracts (see Note 2 q).

Net unrealized gains included in trading assets at December 31, 2009, 2008 and 2007 amounted to R$ 559, R$ 1,414 and R$ 261, respectively.

The net change in the unrealized gain or loss on trading assets held in the years ended December 31, 2009, 2008 and 2007, included in trading income gains/(losses), were of R$ (855), R$ 1,153, and R$ (517), respectively.

NOTE 7 - AVAILABLE-FOR SALE-SECURITIES

The fair values and corresponding amortized cost of available-for-sale securities at December 31 were:

	12/31/2009				12/31/2008
		Unrealized				Unrealized
	Amortized cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair value
Investment funds	1,247	13	(1)	1,259	971	21	-	992
Brazilian federal government securities	14,324	140	(21)	14,443	5,545	53	(19)	5,579
Brazilian government external debt securities	2,060	197	(277)	1,980	748	217	-	965
Government debt securities – Other countries	7,261	25	(43)	7,243	8,684	110	(61)	8,733
Portugal	26	-	-	26	297	4	-	301
Argentina	-	-	-	-	1	-	-	1
United States	17	-	-	17	18	7	-	25
Norway	-	-	-	-	347	-	(2)	345
Austria	212	1	-	213	1,470	-	(10)	1,460
Denmark	1,995	6	(30)	1,971	2,092	95	6	2,193
Spain	1,090	3	-	1,093	2,866	-	(36)	2,830
Korea	1,750	12	(5)	1,757	1,020	4	(3)	1,021
Chile	1,278	3	(7)	1,274	492	-	(9)	483
Paraguay	417	-	-	417	-	-	-	-
Uruguay	476	-	(1)	475	81	-	(7)	74
Corporate debt securities	14,852	251	(137)	14,966	11,365	329	(204)	11,490
Marketable equity securities	893	869	(390)	1,372	852	8	(174)	686
TOTAL	40,637	1,495	(869)	41,263	28,165	738	(458)	28,445

The amounts reclassified from Accumulated Other Comprehensive Income correspond to the following amounts:

	2009	2008	2007
Gross realized gains during the year upon sale of the security	384	131	231
Gross realized losses during the year upon sale of the security	(173)	(245)	(414)
Other-than temporary impairment losses (Note 24b)	(56)	(53)	(4)
Realized gain upon exchange of shares of Bovespa Holding S.A. (Note 24a)	-	424	-
Total	155	257	(187)

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	2009
	Amortized cost	Fair value
Due within one year	15,011	15,013
From 1 to 5 years	13,565	13,638
From 5 to 10 years	2,623	2,706
After 10 years	4,656	4,596
No stated maturity	4,782	5,310
TOTAL	40,637	41,263

During the years ended December 31, 2009, 2008 and 2007, we recognized losses of R$ 56, R$ 53 and R$ 4, respectively, for impairment of available-for-sale securities presented under “Other non-interest expenses" in the consolidated statement of income.

At the year ended December 31, 2007, we reclassified securities from available-for-sale securities to trading assets, resulting in recognition of R$ 52 in net income, that were previously recorded in Other Comprehensive Income.

We have no available-for-sale securities that have been in a continuous unrealized loss position for over 12 months at December 31, 2009 and 2008.

NOTE 8 – HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	2009				2008
	Amortized	Unrealized			Amortized	Unrealized
	Cost	Gains	Losses	Fair value	cost	Gains	Losses	Fair value
Brazilian federal government securities	1,273	299	-	1,572	637	124	-	761
Brazilian government external debt securities	238	42	-	280	321	54	-	375
Government debt securities – other countries	17	-	-	17	22	-	-	22
Corporate debt securities	234	21	-	255	345	15	(2)	358
TOTAL	1,762	362	-	2,124	1,325	193	(2)	1,516
The amortized cost and fair value of held-to-maturity securities, by maturity, were as follows:

	2009
	Amortized cost	Fair value
Due within one year	41	51
from 1 to 5 years	614	682
From 5 to 10 years	63	132
After 10 years	1,044	1,259
TOTAL	1,762	2,124

We have no held-to-maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2008 and 2007.

NOTE 9 - LOANS AND LEASES

	2009	2008
Commercial	113,223	78,341
Industrial and others	104,505	64,952
Import financing	1,895	3,643
Export financing	6,823	9,746
Real estate loans, primarily residential housing loans	10,939	6,469
Leases	47,230	41,663
Public sector	1,611	759
Individuals	67,601	38,104
Overdraft	4,119	3,544
Financing	32,701	20,272
Credit card	30,781	14,288
Agricultural	5,132	4,364
TOTAL	245,736	169,700

At December 31, 2009 and 2008, our recorded investment in impaired loans was R$ 14,165 and R$ 7,624 and our non-accrual loans and leases amounted to R$ 15,499 and R$ 7,579, respectively.

The average recorded investment in impaired loans for 2009 and 2008 was approximately R$ 10,895 and R$ 5,755, respectively. At December 31, 2009 and 2008, the recorded investment in impaired loans requiring an allowance for loan and lease losses based on individual analysis, per ASC 310-10-50 (Formerly SFAS 114) guidelines, was R$ 1,845 and R$ 1,774, and the related allowance for loan and lease losses was R$ 737 and R$ 138, respectively. In 2009 and 2008, interest income recognized on impaired loans totaled R$ 560 and R$ 556, respectively, and the loans without provision totaled R$ 426 in 2009.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income forgone on our non-accrual loans for 2009 and 2008 is R$ 1,564 and R$ 1,265, respectively.

Purchased credit-impaired loans

In connection with the business combination with Unibanco we acquired certain loans that were deemed to be credit-impaired.

Purchased loans corresponding to homogeneous credit portfolios were determined to be credit-impaired based on specific risk characteristics of the loan, including product type, internal scoring, and past due status. We have aggregated those loans into pools with common risk characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

The table below sets forth information about these purchased credit-impaired loans at the acquisition date on February 18, 2009:

February 18, 2009
Contractually required payments receivable (including interest)	4,116
Less: Non-accretable difference	(2,882)
Cash flows expected to be collected representing undiscounted principal and interest at acquisition	1,234
Less: Accretable yield	(144)
Fair value of loans acquired	1,090

We determined the fair value of the purchased credit-impaired loans at the acquisition date by discounting the cash flows expected to be collected at a market observable discount rates.  In determining the cash flows expected to be collected, we used assumptions regarding default rates and loss severities. The accretable yield represents the excess of cash flows expected to be collected over the carrying value of the purchased credit-impaired loans. This amount is accreted into interest income over the expected lives of the pool of loans. The table below sets forth the accretable yield activity for these loans for the year ended December 31, 2009:

Balance at January 1, 2009	-
Acquisition of Unibanco	144
Accretion into interest income	(80)
Balance at December 31, 2009	64

After the original acquisition we update the amount of loan principal and interest cash flows expected to be collected, incorporating assumptions regarding default rates, loss severities  and other factors that are reflective of current market conditions. Probable decreases in expected loan principal cash flows trigger the recognition of impairment, which is measured as the present value of the expected principal loss plus any related foregone interest cash flows discounted at the pool interest rate. Impairments that occur after the acquisition date are recognized through the provision and allowance for loan losses. Probable and significant increases in expected principal cash flows would first reverse any previously recorded allowance for loan losses; any remaining increases are recognized prospectively as interest income. Other changes in the timing of expected cash flows are recognized prospectively as adjustments to interest income. Since the timing and amounts of expected cash flows for these purchased credit-impaired loans are reasonably estimable, interest is being accreted and the loans are being reported as performing loans.

Charge-offs are not recorded on purchased credit-impaired loans until actual losses exceed the estimated losses that were recorded as purchase accounting adjustments at acquisition date. To date, no charge-offs have been recorded for these loans.

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	2009	2008
Balance at the beginning of the year	12,202	7,473
Allowance for loan and lease losses	15,372	9,361
Credits charged off	(9,490)	(5,904)
Recoveries	1,884	1,272
Balance at the end of the year	19,968	12,202

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % at 12/31/2009		12/31/2009 (a)				12/31/2008 (a)		12/31/2007 (a)
	Total	Voting	Stockholders’ equity	Net income (loss)	Investment	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Investment	Equity in earnings (losses)
Investments accounted for under the equity method
Banco BPI S.A. (b)	19.03	19.03	5,352	117	1,018	(280)	1,569	148	1,189	166
Porto Seguro Itaú Unibanco Participações S.A. (c)	42.93	42.93	2,202	67	1,909	36	-	-	-	-
Itaú XL Seguros Corporativos S.A. (g)	50.00	50.00	246	44	123	22	107	7	102	13
Maxfácil Participações S.A. (d)	49.99	49.99	192	26	96	13	-	-	-	-
Redecard S.A. (e)	-	-	-	-	-	147	275	278	120	256
Other (f)	-	-	-	-	370	53	247	41	265	41
Subtotal					3,516	(9)	2,198	474	1,676	476
Other investments recorded at cost	-	-	-	-	805	-	200	-	183	-

Total					4,321	(9)	2,398	474	1,859	476
(a) Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.
(b) Banco BPI S.A. is an equity investee of IPI – Itausa Investimentos Ltda (“IPI”). The shares of IPI are owned 51.00% by Itaúsa Export S.A. and 49.00% by other subsidiaries of Itaú Unibanco Holding. Before the acquisition of shares of Itaúsa Export S.A. described in Note 3.b we did not consolidated Itaúsa Export S.A. and in prior periods we recorded equity investments in IPI for the 49.00% owned through our subsidiaries and in Itaúsa Export. As result of the retroactive restatement described in Note 3.b we consolidate in this financial statements Itaúsa Export S.A. and IPI and, as a result, we present an equity investment directly in Banco BPI S.A. The amount of investment includes the amount of R$ 392 and R$ 297 at December 31, 2008 and 2007 which corresponds to the difference between the interest in net assets of Banco BPI S.A. and the cost of the investment comprising, differences between the carrying amount of net assets and their estimated fair value and goodwill. During the year ended December 31, 2009 we recorded an impairment charge with respect to this investment of R$ 302.
(c) See Note 3.1.c. The amount of the investment includes the amount of R$ 936 at December 31, 2009 which corresponds to the difference between the interest in net assets of Porto Seguro Itaú Unibanco Participações S.A. and the cost of investment. Net equity in earnings corresponds to the period from December 1, 2009 to December 31, 2009.
(d) Investment acquired due to the acquisition of Unibanco.
(e) See Note 3.1.b. The amount presented as equity in earnings for 2009 corresponds to equity in earnings from January 1, 2009 to March 30, 2009.
(f) Other includes interests in the total and voting stock of the following companies: Bracor Investimentos Imobiliários S.A. (17.72% of total capital and voting stock),  Companhia Hipotecária Unibanco - Rodobens (49.99% of total capital and voting stock), Estrutura Brasileira de Projetos S.A. (11.11% of total capital and voting stock), Latosol Empreendimentos e Participação Ltda (32.11% of total capital and voting stock), Olímpia Promoção e Serviços S.A. (50% of total capital and voting stock), Rosefiled Finance Ltd (50% of total capital and voting stock), Tecnologia Bancária S.A. (14.86% of total capital and 24.81% of voting stock) and Unibanco Rodobens Administradora e Consórcios S.A. (49.99% of total capital and voting stock).
(g) See Note 36a.

b) Summarized financial information

Information about the financial position and results of Redecard S.A., the investment that most contributed to our equity in earnings of unconsolidated companies as of December 31, 2008 and for the years ended December 31, 2008 and 2007, is as follows (as from March 2009, Redecard started to be fully consolidated (Note 3.1.b)):

Blance sheet - unaudited	12/31/2008

Total assets	14,645
Total liabilities	13,459
Stockholders’ equity	1,186
Investment	275

Statement of income - unaudited	01/01/2008 to 12/31/2008	01/01/2007 to 12/31/2007

Operating revenues	2,900	2,531
Operating expenses	1,109	1,208
Income before income tax	1,791	1,323
Income tax	592	329
Net income	1,199	994
Equity in earnings	278	256

c) Other information

Dividends, including interest on stockholders' equity, received from the investments accounted for under the equity method were R$ 63, R$ 246 and R$ 297 in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 12 – PREMISES AND EQUIPMENT

	2009	2008	Annual depreciation rates (%)
Gross
Land	959	724
Buildings used in operations	2,647	1,936
Installations, furniture, equipment and security and communication systems	1,915	1,019
Data processing equipment	3,918	2,585
Cost of software developed or obtained for internal use	1,298	805
Transportation system	16	31
Assets held for sale	23	16
Other	349	669
TOTAL	11,125	7,785
Accumulated depreciation
Buildings used in operations	(1,718)	(1,374)	4
Installations, furniture, equipment and security and communication systems	(925)	(573)	10 to 25
Data processing equipment	(3,073)	(2,147)	20 to 50
Cost of software developed or obtained for internal use	(630)	(401)	20 to 33
Transportation system	(11)	(13)	20
Other	(196)	(312)	20
TOTAL	(6,553)	(4,820)
NET BOOK VALUE	4,572	2,965

Depreciation expense was R$ 1,250, R$ 756 and R$ 675 in the years ended December 31, 2009, 2008 and 2007, respectively, including expenses of R$ 145, R$ 109 and R$ 91 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 19, respectively, in 2009 (R$ 23 and R$ 18 in 2008, and R$ 23 and R$ 17 in 2007).

Accumulated depreciation of leases amount to R$ 84, R$ 72 and R$ 60 as of December 31, 2009, 2008 and 2007, respectively. The only asset class recorded under leases is buildings used in operations.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

In accordance with ASC 350 (Formerly SFAS No. 142), no goodwill amortization was recorded in 2009, 2008 and 2007. The following table presents the movement of aggregate goodwill for the years ended December 31:

	2009	2008
Commercial Bank Segment
Opening balance - Gross Amount	224	392
Accumulated impairment losses	-	-
Net opening balance	224	392
Effect of exchange rate on goodwill on entities outside Brazil	(47)	43
Tax benefit on the realization for tax purposes of tax deductible goodwill	-	(211)
Closing balance sheet	177	224
Accumulated impairment losses	-	-
Net closing balance	177	224

Itaú BBA Segment
Opening balance - Gross Amount	36	36
Accumulated impairment losses	-	-
Net opening balance	36	36
Addition as a result of acquisition	-	2
Tax benefit on the realization for tax purposes of tax deductible goodwill	-	(2)
Closing balance sheet	36	36
Accumulated impairment losses	-	-
Net closing balance	36	36

Consumer Credit Segment
Opening balance - Gross Amount	163	207
Accumulated impairment losses	-	-
Net opening balance	163	207
Addition as a result of acquisitions	14,376	-
Tax benefit on the realization for tax purposes of tax deductible goodwill	(41)	(44)
Closing balance sheet	14,498	163
Accumulated impairment losses	-	-
Net closing balance	14,498	163

Total
Opening balance - Gross Amount	423	635
Accumulated impairment losses	-	-
Net opening balance	423	635
Addition as a result of acquisitions	14,376	2
Effect of exchange rate on goodwill on entities outside Brazil	(47)	43
Tax benefit on the realization for tax purposes of tax deductible goodwill	(41)	(257)
Closing balance sheet	14,711	423
Accumulated impairment losses	-	-
Net closing balance	14,711	423

The changes in intangible assets for the years ended December 31 are presented below:

	2009					2008
	Exclusive access to customers of retailers and real estate brokers	Customer reationships (including Core Deposits)	Brand Mark	Others	Total	Exclusive access to customers of retailers and real estate brokers	Customer relationships	Others	Total
Opening balance	1,433	5,101	-	142	6,676	1,230	5,530	188	6,948
Additions as a result of the transactions during the year:	4,270	14,144	1,394	114	19,922	-	-	-	-
Unibanco (Note 3a)	3,600	8,765	1,039	113	13,517	-	-	-	-
Redecard (Note 3b)	-	5,216	355	1	5,572	-	-	-	-
Other	670	163	-	-	833	-	-	-	-
Additions as a result of the transactions during 2008:	-	-	-	-	-	310	667	-	977
Strategic agreement with Marisa	-	-	-	-	-	120	-	-	120
Strategic agreement with Coelho da Fonseca	-	-	-	-	-	94	-	-	94
BBA H.E. Participações S.A (Note 3.2.b)	-	-	-	-	-	-	116	-	116
Governo do Estado de Goiás	-	-	-	-	-	-	150	-	150
Unión Capital	-	-	-	-	-	-	10	-	10
Pandora	-	-	-	-	-	-	32	-	32
Other acquisitions	-	-	-	-	-	96	359	-	455
Amortization for the year	(520)	(3,096)	-	(47)	(3,663)	(88)	(1,082)	(31)	(1,201)

Effect of exchange variation on intangible assets of entities outside Brazil	-	(58)	-	-	(58)	-	57	-	57
Rescissions	-	(39)	-		(39)	-	(12)	-	(12)
Impairment loss	-	(10)	-	-	(10)	-	-	-	-
Tax benefit in the realization of deductible goodwill arising from acquisitions	(9)	(235)	-	(15)	(259)	(19)	(59)	(15)	(93)
Closing balance	5,174	15,807	1,394	194	22,569	1,433	5,101	142	6,676
Gross balance	6,048	23,635	1,394	369	31,446	1,778	9,491	369	11,638
Accumulated amortization	(874)	(7,828)	-	(175)	(8,877)	(345)	(4,390)	(227)	(4,962)

Balance at the balance sheet date, net	5,174	15,807	1,394	194	22,569	1,433	5,101	142	6,676
Weighted average useful life (in years)	12.3	4.1	0.0	5.4	5.5	15.4	5.9	6.7	7.9
(1) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments.  During 2009 and 2008, transactions comprise several small agreements.

Estimated amortization expenses for defined life intangible assets over the next five years are as follows:

Estimated amortization expense (unaudited)
2010	3,878
2011	3,493
2012	2,934
2013	2,598
2014	1,651

NOTE 14 – OTHER ASSETS

	2009	2008
Deferred tax assets (Note 21)	7,092	4,614
Escrow deposits for provision for contingent liabilities classified as probable (Note 30b)	3,219	2,286
Prepaid taxes	5,404	3,438
Escrow deposits for taxes payable and challenged in court (Note 30b)	4,127	3,721
Pension plan prepaid assets (Note 25)	2,743	1,903
Escrow deposits for provision for contingent liabilities classified as possible (Note 30b)	3,234	1,666
Service fees and commissions receivable	3,000	1,619
Redecard - receivables from issuers of credit cards	9,521	-
Prepaid expenses	2,003	1,075
Receivables from reimbursement of contingent liabilities (Note 30b)	1,114	940
Other escrow deposits	423	807
Receivable from the government administered fund – Fundo para Compensação da Variações Salariais (FCVS)	533	585
Receivables related to the sale of the Credicard brand	-	304
Foreclosed assets, net	218	211
Receivables related to acquisitions	192	163
Escrow account related to strategic partnerships with CBD and LASA	109	148
Deferred policy acquisition costs	299	133
Other	2,339	2,283
TOTAL	45,570	25,896

NOTE 15 - DEPOSITS

	2009	2008
Non-interest bearing deposits	25,884	24,106
Demand deposits	24,887	23,041
Other deposits	997	1,065
Interest-bearing deposits	165,024	126,696
Savings deposits	48,222	31,896
Time deposits	114,810	92,758
Deposits from banks	1,992	2,042
TOTAL	190,908	150,802

Time deposits with balance in excess of the equivalent to US$ 100,000.00 amount to R$ 86,815 as of December 31, 2009 (R$ 72,733 as of December 31, 2008).

NOTE 16 - SHORT-TERM BORROWINGS

	2009	2008
Trade financing borrowings	6,093	9,166
Local onlendings	215	122
Euronotes	414	576
Commercial Paper	-	60
Fixed-rate notes	408	133
Mortgage notes	7,854	3,035
Securities issued and sold to customers under repurchase agreements	65,520	40,977
Other short-term borrowings	221	208
TOTAL	80,725	54,277

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, usually denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	2009	2008
Trade financing borrowings	1.00% to 13.28%	0.42% to 13.70%
Local onlendings	1.50% to 11.50%	2.30% to 13.67%
Euronotes	0.23% to 10.91%	0.40% to 13.62%
Commercial Paper	-	3,73%
Fixed-rate notes	0.95% to 8.93%	3.61% to 12.94%
Mortgage notes	1.28% to 8.55%	6.89% to 12.88%

Under "Securities issued and sold to customers under repurchase agreements" we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 65% and 111% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extends through June 2027.

NOTE 17 - LONG-TERM DEBT

	2009	2008
Local onlendings	21,867	7,271
Euronotes	1,534	2,209
Fixed-rate notes	148	278
Mortgage notes	971	669
Trade finance borrowings	5,907	7,361
Debentures	2,764	2,093
Subordinated debt	22,725	15,030
Debt under securitization of diversified payment rights	-	1,424
Other long-term debt (1)	3,060	1,337
TOTAL	58,976	37,672

(1) Including lease obligations in the amounts of R$  27 and R$ 38  as of December 31, 2009 and 2008, respectively.

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

b)   Euronotes

	Original term in			Carrying amount (net of repurchases)
Maturity date	years	Currency	Coupon - %	2009	2008
05/18/2009	5	US$	5.00	-	16
07/02/2009	1	US$	12.68	-	3
12/21/2009	1	US$	6.28	-	164
12/21/2009	1	US$	6.40	-	28
12/21/2009	1	US$	5.92	-	6
12/21/2009	1	US$	6.15	-	7
12/21/2009	1	US$	6.00	-	1
02/09/2010	2	US$	11.41	3	2
02/10/2010	1	US$	3.12	2	-
02/22/2010	1	US$	4.50	2	-
06/21/2010	2	US$	6.25	3	4
06/21/2010	2	US$	6.20	6	7
06/22/2010	5	€	3.50	327	516
07/20/2010	2	US$	1.55	2	-
08/20/2010	5	US$	6.39	4	5
10/20/2010	5	US$	7.08	3	5
10/20/2010	5	US$	7.29	4	5
10/20/2010	5	US$	8.00	2	2
10/20/2010	5	US$	6.98	9	12
10/20/2010	5	US$	7.03	15	21
01/20/2011	3	US$	4.28	18	24
02/22/2011	5	US$	5.14	4	6
02/22/2011	5	US$	5.29	8	11
02/22/2011	5	US$	5.23	26	36
03/04/2011	3	US$	3.45	5	7
04/20/2011	5	US$	5.98	3	5
05/17/2011	2	US$	2.49	1	-
05/19/2011	2	US$	9.73	2	-
05/27/2011	1	US$	1.70	2	-
6/30//2011 (1)	3	US$	8.00	-	39
6/30//2011 (1)	3	US$	8.50	-	7
6/30//2011 (1)	3	US$	8.00	-	23
6/30//2011 (1)	3	US$	7.00	-	23
07/27/2011	5	€	5.24	538	725
12/27/2011	5	US$	3.17	14	-
02/17/2012	7	€	5.63	20	27
05/21/2012	5	US$	6.00	9	12
05/30/2012	5	R$	9.21	404	398
07/06/2012	3	US$	5.00	2	-
07/09/2012	3	US$	5.00	12	-
02/20/2013	5	US$	5.14	44	59
04/22/2013	5	€	7.38	2	3
05/20/2013	4	US$	5.75	8	-
05/02/2014	5	US$	5.00	13	-
06/20/2014	5	US$	4.10	10	-
05/29/2018	9	US$	8.00	7	-
TOTAL				1,534	2,209
(1) Operations recognized in advance in 2009.

c)   Fixed Rate Notes

	Original term in			Carrying amount (net of repurchases)
Maturity date	years	Currency	Coupon - %	2009	2008
Other	-	US$	7.01	-	3
3/17/2009	5	US$	6.00	-	24
3/30/2009	5	US$	6.00	-	2
4/6/2009	5	US$	6.00	-	9
4/16/2009	5	US$	6.00	-	9
4/20/2009	5	US$	6.00	-	57
4/22/2009	5	US$	6.00	-	5
4/27/2009	5	US$	6.00	-	4
5/6/2009	5	US$	6.00	-	12
5/11/2009	5	US$	6.00	-	6
5/14/2009	5	US$	6.00	-	12
5/26/2009	5	US$	6.00	-	5
5/28/2009	5	US$	6.00	-	12
6/1/2009	5	US$	6.00	-	11
6/15/2009	5	US$	6.00	-	12
6/29/2009	5	US$	6.00	-	5
7/13/2009	5	US$	6.00	-	26
7/15/2009	5	US$	6.00	-	7
8/10/2009	5	US$	6.00	-	8
8/17/2009	5	US$	6.00	-	12
8/24/2009	5	US$	6.00	-	9
10/27/2009	2	US$	4.82	-	4
12/8/2009	3	US$	7.00	-	4
4/18/2011 (1)	4	US$	10.37	-	20
3/21/2012	8	US$	3.10	73	-
3/21/2012	8	US$	3.50	7	-
4/30/2012	8	US$	3.20	22	-
4/30/2012	5	US$	3.40	12	-
5/16/2012	8	US$	3.70	9	-
7/10/2012	8	US$	3.80	25	-
TOTAL				148	278
(1) Securities bought by legal vehicle but eliminated at the consolidated

d) Mortgage Notes

Mortgage notes were issued with maturities exceeding one year, falling due monthly up to April 30, 2033, and paying interest of up to 10% p.a.. These instruments are fully backed by housing loans.

e) Trade finance borrowings

Maturity	Currency	2009	2008
2009		€-	94
2009	CHF (1)	-	-
2009	US$	-	2,572
2009		¥-	793
2009	R$	-	433
2010		€24	183
2010	CHF (1)	5	-
2010	CLP (2)	-	1
2010	US$	1,975	905
2010		¥50	-
2010	R$	3	-
2011		€146	20
2011	CHF (1)	2	-
2011	US$	2,077	1,165
2012	CHF (1)	2	1
2012	CLP (2)	1	1
2012	US$	616	153
2012		€586	768
2013	CHF (1)	2	-
2013		€68	-
2013	US$	257	264
2014	CHF (1)	2	-
2014	CLP (2)	1	-
2014	US$	54	-
After 2014	CHF (1)	9	-
After 2014	CLP (2)	2	2
After 2014	US$	24	-
After 2014		€1	6
TOTAL		5,907	7,361
(1) CHF - Swiss Franc; (2) Chilean Peso

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers and are generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	2009	2008
US$	0.45% to 11.75%	1.01% to .3,0%
	¥0.75% to 3.15%	1.30% to 1.48%
	€1.12% to 7.38%	2.50% to 5.93%
R$	1.12% to 7.00%	13.09%
CLP	2.20% to 6.30%	3.15% to 6.60%
CHF	0.8% to 5.75%	2.78% to 5.75%

f )  Debentures

	Original term in		Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity date	years	Currency	2009	2008	2009	2008
10/1/2010	3	R$	CDI + 0,29	CDI + 0,29	1,035	1,048
10/1/2012	5	R$	CDI + 0,35	CDI + 0,35	1,033	1,045
Other		R$	-	-	696	-
TOTAL					2,764	2,093

g)   Subordinated debt
		Coupon - %		Carrying amount
Maturity date	Currency	2009	2008	2009	2008
Notes
8/15/2011	US$	10.00	10.00	303	408
8/15/2011		¥4.25	4.25	572	786
7/29/2049	US$	8.70	-	867	-
Bonds
4/1/2033	CLP	3.50	3.50	67	73
10/1/2033	CLP	4.50	4.50	69	75
Time Deposit
12/23/2009	R$	-	CDI + 0,87	-	852
4/2/2012	R$	CDI + 3,50	CDI + 3,50	6,781	6,150
5/15/2012	R$	CDI + 4,00	-	267	-
5/17/2012	R$	CDI + 3,80	-	809	-
5/21/2012	R$	CDI + 3,90	-	800	-
7/11/2012	R$	CDI + 0,38	-	553	-
8/3/2012	R$	CDI + 0,38	-	260	-
10/4/2012	R$	CDI + 7,35	-	171	-
10/8/2012	R$	CDI + 3,80	-	119	-
10/8/2012	R$	IGPM + 7,31	-	211	-
10/11/2012	R$	CDI + 0,45	-	574	-
11/1/2012	R$	CDI + 0,35	CDI + 0,35	379	344
12/17/2012	R$	CDI + 2,50	-	559	-
12/27/2012	R$	CDI + 2,50	-	56	-
1/24/2013	R$	CDI + 0,60	-	310	-
1/30/2013	R$	CDI + 0,60	-	309	-
2/1/2013	R$	CDI + 0,50	CDI + 0,50	2,255	2,042
2/1/2013	R$	CDI + 0,60	-	186	-
2/7/2013	R$	CDI + 0,50	CDI + 0,50	293	265
2/8/2013	R$	CDI + 0,50	CDI + 0,50	14	13
2/8/2013	R$	CDI + 0,60	-	14	-
2/13/2013	R$	CDI + 0,60	-	123	-
2/18/2013	R$	CDI + 0,60	-	10	-
2/21/2013	R$	CDI + 0,60	-	12	-
2/22/2013	R$	CDI + 0,60	-	34	-
2/25/2013	R$	CDI + 0,50	CDI + 0,50	76	69
3/4/2013	R$	CDI + 0,60	-	6	-
3/11/2013	R$	CDI + 0,60	-	6	-
4/5/2013	R$	CDI + 6,00	-	12	-
4/15/2013	R$	CDI + 6,00	-	11	-
4/29/2013	R$	CDI + 7,00	-	3	-
5/6/2013	R$	CDI + 7,00	-	8	-
5/9/2013	R$	CDI + 6,00	-	12	-
6/24/2013	R$	CDI + 7,00	-	12	-
11/27/2013	R$	CDI + 2,00	-	91	-
5/22/2014	R$	CDI + 0,35	CDI + 0,35	2,516	2,187
8/4/2014	R$	CDI + 0,46	-	65	-
10/8/2014	R$	IGPM + 7,35	-	44	-
10/14/2014	R$	CDI + 12,00	CDI + 12,00	1,131	1,018
12/4/2014	R$	CDI + 0,60	-	13	-
9/21/2015	R$	CDI + 19,80	-	468	-
12/27/2016	R$	CDI + 0,47	-	701	-
Redeemable Preferred Shares
3/31/2015	US$	1.89	5.13	573	748
TOTAL				22,725	15,030

During the last few years we issued debt which is subordinated in right of payment to all indebtedness of the issuing entity. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capitalrequirements established by the Central Bank (see Note 31).

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

h) Debt under securitization of diversified payments rights

Diversified payment rights are payment orders in U.S. dollars received by Itaú Unibanco Holding from non- Brazilian entities to make a payment in Brazilian reais to a beneficiary customer residing in Brazil. As part of the ordinary business activities of Itaú Unibanco Holding it provides to its customers in Brazil the service of receiving from entities outside Brazil and through different means (such as electronic messages through different systems such as SWIFT, Fedwire or CHIPS) orders to make payments to the customer.

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

The main characteristics of the notes are as follows:

	Amount issued
	(in millions of			Interest only		Carrying amount
Series	US$)	Currency	Coupon - %	Period	Scheduled amortization	2009	2008
2005-1 (2)	178	US$	Libor + 0,20%	June, 30 2005 until September, 20 2012	Half year, after September, 20 2009 until September, 20 2012	-	419
2005-3 VF (1)	225	US$	Libor + 1,50%	Half Year	Half year, after September, 20 2009 until September, 20 2013	-	472
2006-1 (2)	200	US$	Libor + 0,50%	Half Year	Half year, after March, 20 2009 until September, 20 2013	-	533
TOTAL	603					-	1,424
(1) The serie 2005-3 VF was issued on September 2008.
(2) Those series were prepaid in 2009.

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

Cash received by the SPE for the payment orders sold by Itaú Unibanco Holding may be required to be maintained in specified bank accounts  until certain minimum level is achieved. Such balances are subject to withdrawal and usage restrictions and are presented as Restricted Cash in the consolidated balance sheet. As of December 31, 2009,  there is no outstanding balance in restricted cash (R$ 84 as of December 31, 2008).

i) Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	2009	2008
Due within one year	7,827	7,745
From 1 to 2 years	8,463	4,988
From 2 to 3 years	18,495	4,897
From 3 to 4 years	7,114	10,139
From 4 to 5 years	7,957	4,154
After 5 years	9,120	5,749
TOTAL	58,976	37,672

NOTE 18 – OTHER LIABILITIES

	2009	2008
Payable to merchants for credit card transactions	26,181	9,583
Taxes payable and challenged in court (Note 30b)	6,337	6,155
Derivative liabilities:
Swaps	2,344	3,075
Options	2,720	3,405
Forward	547	1,328
Credit derivatives	106	201
Futures	25	-
Other	539	-
Contingent liabilities (Note 30b)	7,651	5,219
Interest on stockholders' equity payable	2,517	2,401
Collection of third-party taxes, social contributions and other	3,563	2,646
Payable for securities purchased (trade date)	1,720	2,638
Labor liabilities	2,776	1,727
Taxes other than income	3,701	939
Taxes on income	1,467	726
Payable related to acquisitions	548	426
Stock-based compensation (Note 26)	618	334
Accrued pension plan benefits (Note 25)	196	324
Foreign exchange portfolio, net	164	173
Deferred credits related to strategic partnership with CBD and LASA	109	148
Fair value of guarantees granted (Note 29e)	68	37
Other	4,824	2,927
	68,721	44,412

NOTE 19 – STOCKHOLDERS’ EQUITY

a) Capital and stockholders' rights

I) Capital

	Quantity of shares issued
	2009	2008 (*)
Common shares	2,289,286,475	1,708,760,440
Preferred shares	2,281,649,744	1,605,988,901
TOTAL	4,570,936,219	3,314,749,341

(*) After giving retroactive effect to the bonus of shares in August 2009

At the Annual and Extraordinary Stockholders' Meeting held on August 27, 2007, stockholders  approved the split of 100% of capital stock by issuing one additional share per each share previously owned. This split was carried out in the Stock Exchanges on October 1, 2007.

At the Annual and Extraordinary Stockholders' Meeting held on April 23, 2008, stockholders approved the cancellation of 14,115,264 (*) common shares and 20,625,000 (*) preferred shares held in treasury, and a bonus of 25% over shares by issuing one additional share per each four shares previously owned. Bonus shares were issued on June 2, 2008.

At the Extraordinary Stockholders' Meeting held on November 28, 2008 stockholders approved the cancellation of 11,000,000 (*) preferred shares held in treasury.

Also at the Extraordinary Stockholders' Meeting held on November 28, 2008, stockholders approved the merger of all shares of Itaú Unibanco, after the latter had acquired the shares of Itaúsa Export, E. Johnston, Unibanco Holdings e Unibanco, for the purpose of turning it into a wholly-owned subsidiary of Itaú Unibanco Holding again.  As a result, capital was increased by R$ 12,000 by way of the issuance of 1,256,186,878 (*) book entry shares with no par value: 580,526,035 (*) ordinary shares and 675,660,843 (*) preferred shares. BACEN approved the transaction on February 28, 2009.

At the Annual and Extraordinary Stockholders' Meeting held on April 24, 2009, stockholders approved a bonus of 10% over shares by issuing one additional share per each four shares previously owned. Bonus shares will be traded after the approval of the related process by BACEN. As a result, capital was increased by 415,539,656 shares.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both types of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.022 per share at December 31, 2009, 2008 and 2007). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Unibanco Holding's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Unibanco Holding repurchases its own shares to hold in treasury, to issue to grantees under the stock option plan (Note 26), to cancel, or to resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share after giving effect to the bonus of shares in June, 2008) at December 31, 2009 and 2008, are presented below:

	2009		2008
	Common shares	Preferred shares	Common shares	Preferred shares
Acquisition in the period
Minimum cost	9.65	37.52	-	22.91
Weighted average cost	9.65	37.52	-	30.93
Maximum cost	9.65	37.52	-	35.87
Balance of treasury stock
Average cost	9.65	23.66	-	25.96
Quoted Market Value of shares in BOVESPA (Sao PauloStock Exchange) at December 31	30.00	38.69	21.50	26.10

III) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the selling price of treasury stock and the average cost of such stock, (ii) to compensation expense recognized under the stock option plan (Notes 2s and 26), (iii) to the difference between the fair value of the stock issued in relation to the acquisitions of Itaú BBA and Bank Boston and to the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes and (iv) to the purchase price paid for the acquisition of shares of Itaúsa Export (Note 3.2.a) and to a capital contribution made by Itaúsa in Itaúsa Export during 2007.

b) Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian corporate law, our By-Laws or by stockholders’ decision.

I) Revenue reserve:

Legal Reserves	2,740

Statutory Reserves:
Dividends equalization	5,964
Increase in working capital	3,864
Increase in interest in investees	5,845

Unrealized Profit Reserve	358

Total reserves in parent company financial statements	18,771

Elimination of reserves on consolidation	(12,817)

Total reserves in consolidated financial statements	5,954

II)   Legal reserve

Under Brazilian corporate law, Itaú Unibanco Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated deficit, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

III)   Statutory reserves

The three statutory reserves are the following:

•	Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest onstockholders' equity, with the objective of maintaining a payment flow to stockholders.
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

•
Reserve for Increasing Interest in investees - The purpose of the reserve is to accrue funds to exercise the right of first refusal in capital increases in companies we have an interest in. It is composed of up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

IV) Unrealized Profits

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

NOTE 20 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the years indicated. All information in this note has been retroactively restated to give effect to the split of shares in June 2008 and the bonus of shares in August 2009

	2009	2008	2007
Earnings per share - Basic

Net income attributable to common and preferred stockholders of Itaú Unibanco

Net income attributable to Itaú Unibanco	14,085	4,849	7,662

Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(48)	(31)	(32)
Subtotal	14,037	4,818	7,630

Undistributed retained earnings to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(47)	(34)	(34)
Subtotal	13,990	4,784	7,596

Undistributed retained earnings to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	7,074	2,505	3,935
To preferred stockholders	6,916	2,279	3,661

Total net income available to common stockholders	7,121	2,539	3,969
Total net income available to preferred stockholders	6,964	2,310	3,693

Weighted average outstanding shares
Common shares	2,192,530,134	1,708,760,440	1,708,796,764
Preferred shares	2,143,753,894	1,554,841,088	1,589,475,999

Earnings per share - in R$
Common shares	3.25	1.49	2.32
Preferred shares	3.25	1.49	2.32

	2009	2008	2007
Earnings per share - Diluted

Net income attributable to common and preferred stockholders of Itaú Unibanco

Net income available to preferred stockholders	6,964	2,310	3,693
Dividend on incremental preferred shares	9	9	24
Net income available to preferred stockholders considering incremental preferred shares	6,973	2,319	3,717

Net income available to common stockholders	7,121	2,539	3,969
Dividend on incremental preferred shares	(9)	(9)	(24)
Net income available to common stockholders considering incremental preferred shares	7,112	2,530	3,945

Adjusted weighted average shares
Common shares	2,192,530,134	1,708,760,440	1,708,796,764
Preferred shares	2,149,890,063	1,569,079,278	1,609,800,069
Preferred shares	2,143,753,894	1,554,841,088	1,589,475,999
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	6,136,169	14,238,190	20,324,070

Diluted earnings per share - in R$
Common shares	3.24	1.48	2.31
Preferred shares	3.24	1.48	2.31

Potentially anti-dilutive shares, which have been excluded from the diluted earnings per share calculation totaled 11,521,337 preferred shares at December 31, 2009; 3,851,078 preferred shares in December 2008 and 2,157,324 preferred shares in December 2007

The following table presents the amounts per share of extraordinary item:

	2009	2008	2007
Earnings per share - Basic (common and preferred shares)

Net income before extraordinary item	3.25	1.49	2.31
Extraordinary item	-	-	0.01
Net income	3.25	1.49	2.32

Earnings per share - Diluted (common and preferred shares)

Net income before extraordinary item	3.24	1.48	2.30
Extraordinary item	-	-	0.01
Net income	3.24	1.48	2.31

NOTE 21 – TAXES ON INCOME

Itaú Unibanco and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which  is an addition on federal tax. The tax rates applicable to financial institutions in each year were as follows:

	2009	2008	2007
Federal income tax	25	25	25
Social contribution on net income (*)	15	15	9
Composite rate	40	40	34
(*)The Provisional Measure 413 of January 3, 2008 and the subsequent Law 11,727, of June 23, 2008 increased the rate for social contruibution on net income from 9% to 15% for financial and financial-equivalent companies effective as from May 1, 2008.

The amounts recorded as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	2009	2008	2007
Income before taxes	23,461	3,544	11,778
Equity in earnings of unconsolidated companies, net	(9)	(474)	(476)
Calculation basis	23,452	3,070	11,302
Tax expense at statutory rates	(9,381)	(1,228)	(3,843)
Nontaxable (deductible) exchange gains (losses) on foreign subsidiaries	(1,356)	775	(330)
Nondeductible expenses	(86)	(112)	(74)
Nontaxable dividends on companies recorded at cost	101	67	11
Net tax benefit on interest on shareholders' equity	1,474	660	82
(Nondeductible) / taxable stock based compensation	(164)	105	(115)
Nontaxable interest on foreign government debt securities	295	381	297
Constitution /(Reversal) of the valuation allowance (1)	-	131	(51)
Effect of increase in social contribution rate	-	336	-
Other differences	268	219	(124)
Income tax income (expense)	(8,849)	1,334	(4,147)
(1) During the year 2008 we released the valuation allowance corresponding to tax loss carryforwards of one of our insurance subsidiaries as result of tax planning strategies that allow realization of those tax loss carryforwards.

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	2009	2008
Deferred tax assets	26,162	12,441
Provisions not currently deductible:
Allowance for loan and lease losses	10,086	5,050
Taxes and social securities	1,875	881
Other provisions	2,249	1,667
Tax loss carryforwards	3,284	3,606
Deferred Tax Asset for excess tax - deductible Goodwill	6,269	-
Other temporary differences	2,399	1,237

Deferred tax liabilities	19,070	7,827
Temporary differences related to leases	7,568	6,312
Pension plan prepaid assets	1,097	891
Gain on Redecard Transaction	1,812	-
Other temporary differences that included intangble obtained in business combination	8,593	624
Deferred tax liabilities/assets, included in Other Liabilities/Assets	7,092	4,614

The table below presents changes in our unrecognized tax benefits in accordance to ASC 740-10-25  (formerly FIN 48-“Accounting for Uncertainty in Income Taxes”) from January 1 to December 31, 2009 and 2008, respectively:

	2009	2008
At the beginning of the year	2,281	2,098
Balance of Unibanco's acquisition	1,248	-
Gross amount of increases for prior year's tax positions	619	192
Amounts of decreases relating to settlements (*)	(1,834)	(9)
At the end of the year	2,314	2,281
(*) As described in Note 30.b Itau Unibanco Holding entered in the REFIS Program.

Total amount of unrecognized tax benefits at December 31, 2009 would affect the effective tax rate if recognized in 2010.

The following table presents the change in interest and penalties included in unrecognized tax benefits:

	2009	2008
At the beginning of the year	1,086	976
Balance of Unibanco's acquisition	562	-
Total interest and penalties recognized during the year	200	119
Total interest and penalties reverted by payments	(564)	(9)
Total interest and penalties reverted by REFIS (*)	(441)	-
At the end of the year	843	1,086
(*) As described in Note 30.b Itau Unibanco Holding entered in the REFIS Program.
We do not expect significant changes in the gross balance of unrecognized tax benefits within the next 12 months.

The earliest fiscal year subject to examination by Brazilian tax authorities is 2004.

NOTE 22 - FEE AND COMMISSION INCOME

	2009	2008	2007
Fees charged on checking accounts services	4,456	3,219	2,551
Credit card fees	4,370	2,072	1,826
Asset management fees	2,188	1,867	1,971
Collection fees	904	597	454
Brokerage commissions	393	376	385
Fees for guarantees provided	507	204	136
Other	661	606	509
TOTAL	13,479	8,941	7,832

NOTE 23 - ADMINISTRATIVE EXPENSES

	2009	2008	2007
External administrative services	2,571	1,185	1,006
Communication expenses	1,278	821	675
Technology expenses	992	764	688
Banking and brokerage fees	563	593	552
Maintenance and security expenses	951	569	486
Rent expenses	795	394	350
Advertising expenses	514	373	276
Transportation costs	385	282	249
Other marketing expenses	324	259	194
Office and technology supplies	299	231	186
Utilities	266	175	174
Credit card outsourcing processing fees	307	162	114
Traveling expenses	120	97	72
Other	636	504	450
TOTAL	10,001	6,409	5,472

NOTE 24 - OTHER NON-INTEREST INCOME AND EXPENSES

a) Other non-interest income

	2009	2008	2007
Indexation charges of other assets	1,272	728	501
Gains and losses on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	476	343	2,891
Gains on sale of unconsolidated companies (1) (2) (3)	370	279	2,762
Gain on sale of BKB real estate	-	-	92
Others	106	64	37
Gain on exchange of shares of Bovespa Holding S.A (4)	124	424	-
Recovery of expenses	334	174	98
Deposits related to comissions	30	1	198
Recission of the service agreement of payroll of States of Minas Gerais civil servants (Note 13)	-	-	76
Discounts obtained from suppliers	344	1	4
Gain on early payment to merchants - credit cards	525	62	9
Remeasurement of equity interest held in Redecard S.A (Note 3.1.b)	4,530	-	-
Gain on exchange of equity interest in PSIUPAR (Note 3.1.c)	936	-	-
Bargain purchase gain on acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	830	-	-
Others	833	670	546
TOTAL	10,110	2,403	4,323
(1) Gains on sale of investments in Visa in the amount of R$ 345, and gains on sale of investments in Allianz in the amount of R$25, during 2009.
(2) Gains on sale of investments in Mastercard and Visa, during 2008;
(3) In 2007, a primary and secondary offering of shares of Redecard S.A and secondary offerings of shares of Bovespa Holding S.A and Bolsa de Mercadorias & Futuros  - BM&F S.A, were carried out , in which Itaú Unibanco sold a portion of its interest held in their capital. It also sold to Expirian Brasil Aquisições Ltda., a portion of its interest held in Serasa S.A. The effects of such sales are shown below:

Company	Date of transaction	Number of shares sold	Sales price	Cost	Profit
Redecard S.A (3a)	11 and 31.7.2007	53,798,700	1,555	11	1,544
Serasa S.A (3a)	28.6.2007	832,176	778	35	743
Bolsa de Mercadorias & Futuros - BM&F S.A (3b)	3.12.2007	13,856,195	262	35	227
Bovespa Holding S.A (3b)	26.10.2007	11,422,427	263	15	248
Total			2,858	96	2,762
(3a) The remaining participation is recorded in investments in unconsolidated companies. The increase in the carrying amount of our investment in the unsold shares of Redecard S.A. amounting to R$ 101, and was recognized in gains on sale of investments in 2008;
(3b) The remaining participation is recorded in available-for-sale securities at fair value. (Note 3);
(4) During 2008, Bovespa Holding S.A (Bovespa Holding) and Bolsa de Mercadorias & Futuros - BM&F S.A (BM&F) entered into a business combination in which BM&F was considered the accounting acquirer. In accordance with EITF 91-5 (now ASC 325-20-30) upon the exchange of our shares of Bovespa Holding, that were classified as avaliable-for-sale, for shares of the combined entity we recognized a gain of R$ 424 corresponding to the difference between the cost and the fair value of the shares of Bovespa Holding as of the date of the exchange and such fair value as of the date of exchange became our new cost basis for the shares received.

b) Other non-interest expenses

	2009	2008	2007
Contingent liabilities (Note 30b)	2,535	2,440	1,434
Taxes on services, revenue and other taxes	4,066	2,166	2,855
Credit card related expenses	1,136	553	405
Monetary and exchange (gains) losses on non-interest bearing assets and liabilities	-	24	1
Losses from third-party frauds	622	345	210
Reimbursement in connection with acquisitions	-	190	162
Contributions to the Credit Guarantee Fund	266	122	83
Other than temporary impairment on available-for-sale securities	56	53	4
Loss on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	42	37	28
Payment related to exclusivity obligation -CBD (Note 34)	550	-	-
Others	1,066	245	510
TOTAL	10,339	6,174	5,692

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

NOTE 25 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Itaú Unibanco Holding and certain of its subsidiaries sponsor several defined-benefit and variable-contribution plans all of which provide additional pension payments for life to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all full-time employees hired up to July 31, 2002 of Itaú Unibanco Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 9, R$ 10 and R$ 8 for the years ended December 31,  2009, 2008 and 2007, respectively. We also have contribution plans for employees of subsidiaries acquired and we contributed with less than R$ 1 in 2009, 2008 and 2007.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to eligible employees, and held independently from Itaú Unibanco Holding. Such funds are held by independent legal entities as detailed below:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev – PBF	Fundação Itaubanco
Plano de Benefício 002 – PB 002	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Bemgeprev
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (**)	ItauBank Sociedade de Previdência
Plano Itaú BD Itaú	Itaú Fundo Multipatrocinado
Plano Itaú CD Itaú (*)	Itaú Fundo Multipatrocinado
Plano de Aposentadoria Redecard Básico (***)	Citiprev – Entidade Fechada de Previdência Complementar
Plano de Aposentadoria Redecard Suplementar (*)	Citiprev – Entidade Fechada de Previdência Complementar
Plano de Previdência Unibanco (**) (***)	UBB PREV – Previdência Complementar
Plano Básico (***)	UBB PREV – Previdência Complementar
Plano IJMS (***)	UBB PREV – Previdência Complementar
Plano de Benefícios II (***)	Banorte Fundação Manoel Baptista da Silva de Seguridade Social (“Banorte”)
(*) Variable contribution benefit plans.
(**) Defined contribution benefit plans.
(***) Plans for post-retirement benefits of companies acquired.

Contributions are made by Itaú Unibanco Holding and its subsidiaries and by the participants based on actuarial studies prepared by independent actuaries, except in the case of "PAC", “ACMV” and “PBI” plans which are funded exclusively by Itaú Unibanco Holding and certain of its subsidiaries. At December 31, 2009, contributions by Itaú Unibanco Holding and its subsidiaries to the different plans range from 0.12% to 14.54% of the payroll related to the participants, and participant employees contribute amounts of up to 9.89% of their salaries.

Management of allocation among segments has the general objective of searching for long-term equilibrium between the assets and obligations of the Plan by exceeding actuarial targets. The manager may be authorized to make tactical allocations with the purpose of overcoming the benchmarks set.

In relation to the funds guaranteeing mathematical provisions, the management shall guarantee to beneficiaries the adjustment of their funds using actuarial targets, such as the cash-flow matching or immunization procedure.

Regarding the remaining funds not related to the obligations above, the funds shall be allocated in order to maximize the risk-return ration through the average optimization versus variance models.

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

The pension plan asset allocation at December 31, 2009, by asset category and risk level, are as follows:

		Market Prices for Assets
Categories	Total 2009	Identical in Active Markets	Similars	Internal Informations of the Company	Total 2008
Fixed-income securities	12,725	10,519	2,179	27	10,853
Federal government securities	9,859	9,854	5	-	8,185
Private securities	2,866	665	2,174	27	2,668
Real estate receivable certificate	19	-	-	19	23
Other securities	2,847	665	2,174	8	2,645
Other types of investments	12	-	-	12	8
Mezanino Fund	12	-	-	12	8
Variable-income securities	1,490	1,490	-	-	1,481
Shares	436	436	-	-	648
Group shares	1,054	1,054	-	-	833
Real estate	310	-	-	310	315
Total	14,537	12,009	2,179	349	12,657
See below the changes in the level 3 plan assets:

	Real estate receivable certificate	Other	Mezanino Fund	Real estate	Total
Balance at December 31, 2008	23	22	8	315	368
Returns
Earnings	(4)	(16)	1	(6)	(25)
Purchase / (sale)	-	2	3	-	5
Transfers to level 3	-		-	1	1
Balance at December 31, 2009	19	8	12	310	349

Based on reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in Itaú Unibanco Holding balance sheet, as from December 31, 2009, 2008 and 2007, in compliance with the provisions of ASC 715-20 (Formerly SFAS 158) are as follows:

Pension plans	2009	2008	2007
(I) Projected benefit obligation
At the beginning of the year	11,078	9,368	8,445
ACMV Plan	-	-	257
UBB Prev and Banorte Plans	186	-	-
Basic Redecard Plan	43	-	-
Service cost	240	209	216
Benefits paid	(539)	(466)	(417)
Interest cost	1,133	937	873
Actuarial loss (gain)	(151)	1,029	(6)
At the end of the year	11,990	11,078	9,368

(II) Plan assets at market value
At the beginning of the year	12,657	12,585	10,325
ACMV Plan	-	-	242
UBB Prev and Banorte Plans	191	-	-
Basic Redecard Plan	45	-	-
Contributions received
Employer	35	24	22
Employees	34	32	8
Return on plan assets	2,113	482	2,405
Benefits paid	(538)	(466)	(417)
At the end of the year	14,537	12,657	12,585

(III) Funded status (II - I)	2,547	1,579	3,217

Prepaid pension benefit (Accrued pension benefit), net	2,547	1,579	3,217
Prepaid pension plan assets	2,743	1,903	3,248
Accrued pension benefits (Note 18)	(196)	(324)	(31)

In 2010, amortization of actuarial gains (losses) is expected to amount to R$ (1).

Itaú Unibanco Holding and its subsidiaries do not sponsor post-employment benefits, except in those cases arising from maintenance of obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit liabilities amounted to R$ 100, R$ 92, and R$ 74 at December 31, 2009, 2008 and 2007, respectively.

The net pension plan cost, as defined under ASC 715-20 (Formerly SFAS 158), includes the following elements:

	2009	2008	2007
Service cost	240	209	216
Interest cost	1,133	937	873
Expected return on plan assets	(1,558)	(1,524)	(1,281)
Actuarial (gains) losses	1	(113)	(45)
Employee contributions	(9)	(9)	(8)
Net pension cost (benefit)	(193)	(500)	(245)

The accumulated benefit obligation of the plans under the ASC 715-20 (Formerly SFAS 158) were R$ 10,897, R$ 9,718 and R$ 8,174 for the years ended December 31, 2009, 2008 and 2007, respectively.

We expect to contribute R$ 27 to the pension plans sponsored by us in 2010.

The following table shows the annually estimated benefit payments from 2010 to 2014 and the estimated payments on an aggregated basis from 2015 to 2019.

Period	Estimated payment
2010	477
2011	513
2012	554
2013	598
2014	648
2015 to 2019	4,229

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a..

	2009	2008	2007
Discount rate for determining projected benefit obligations	10.2%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employees)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Unibanco Holding and its subsidiaries included in plan assets amounted to R$ 150, R$ 171 and R$ 352 as of December 31, 2009, 2008 and 2007, respectively.

NOTE 26 - STOCK-BASED COMPENSATION

We have been issuing stock options as compensation since 1995. Accordingly, part of our management’s variable compensation is in the form of stock options, which we believe reinforces their commitment to our performance. Our shareholders, at the general extraordinary meeting held on April 24, 2009, included members of Board of Directors among the potential beneficiaries of the plan. We believe that this will allow them to benefit from the additional value that their work created for the shares of Itaú Unibanco Holding. Our stock option plan is designed to retain the services of members of management and our Board of Directors and to recruit and retain qualified employees.

On April 24, 2009, a new program was launched for Itaú Unibanco, called “Stock Option Plan”. From then on, no stock options will be granted in the prior programs.

Also on April 24, 2009 awards that were issued to officers of Unibanco and Unibanco Holdings before the business combination completed in 2009 were exchanged for new awards. Under the terms of the applicable legislation we were legally required to exchange those awards for options to acquire or receive shares of Itaú Unibanco Holding. The awards issued as replacement awards maintained all the original terms of the original awards except that the awards give the beneficiary to acquire or receive shares of Itaú Unibanco Holding instead of shares of Unibanco and Unibanco Holdings. The exchange ratio used to exchange original awards for replacement awards was the same exchange ration used to issue shares of Itaú Unibanco to selling shareholders of Unibanco and Unibanco Holdings described in Note 3.1.a. All other remaining terms including, among others, exercise price, index to be used to adjust the exercise price, vesting and exercise periods and vesting conditions were maintained unchanged with respect to the original awards.

I - Stock Option Plan – New Itau Unibanco Holding Plan

This program aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one share of authorized capital or, at the discretion of management, one treasury share acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to shareholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the shareholders at year-end. The Itau Unibanco Holding’s Personnel Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the exercise period of the option series, and the “vesting” and “blackout” periods for exercising the options.

Options may be granted to executive officers and Board of Directors members (“officers”) of Itau Unibanco Holding and, in exceptional circumstances, to management of subsidiaries or outstanding employees of Itau Unibanco Holding or the aforementioned subsidiaries, and also upon hiring highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using performance and leadership evaluation tools, for those officers who have potential for outstanding performance, the Committee may grant options which vesting depends on the beneficiary’s obligation to invest, in Itau Unibanco Holding’s shares, the amount of 20% of the participation in profits and results received with respect to the prior year, keep ownership of the shares acquired unchanged and without any type of liens from the date options were granted until its exercise.

This plan has not had any option granted so far.

II - Stock Option Plan – Itaú Plan

Itau’s original plan, called “Stock Option Plan”, has characteristics similar to the current plan, except that the original plan did not allow issuance of options whose vesting was dependant on acquiring and maintaining shares.

As of December 31, 2009, changes in options relating to Itau’s original plan, are summarized in the following table:

	Quantity of options (*)	Wheighted average exercise price
Options outstanding at the beginning of the year	58,888,291	22.99
Options granted	18,050,550	23.43
Options exercised	(18,100,640)	13.33
Options forfeited (1)	(29,370)	23.45
Options outstanding at the end of the year	58,808,831	25.75
Options exercisable as of year-end (2)	9,584,536	14.77
(*) After giving retroactive effect to the bonus of shares in June, 2008 (Note 19a).
(1) During the year ended December 31, 2009, there were no cancelled options due to expiration of the exercise period.
(2) As of December 31, 2009, the aggregate intrinsic value of exercisable options was R$ 229 and its weighted average remaining contractual term was approximately 32 months.

All options under the plan are liability-classified awards that were remeasured at their fair value as of December 31, 2009 and 2008, and total liability amounted to R$ 559 and R$ 334, respectively.

Compensation expenses related to the Stock Option Plan amounted to R$ 525, R$ (181) and R$ 339 (see Note 2s) for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the compensation cost to be allocated in future periods is R$ 468 and its weighted average allocation period is approximately 3 years.

The total intrinsic values of the options exercised during the years ended December 31, 2009, 2008 and 2007 were R$ 301, R$ 248 and R$ 262, respectively.

The weighted average fair value at grant-date was estimated for the shares granted in the years ended December 31, 2009, 2008 and 2007 at R$ 18.63, R$ 10.40 and R$ 24.11 per share, respectively.

The fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted the real market interest rate as the risk-free interest rate assumption. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2009, 2008 and 2007, is shown below:

•	weighted historical volatility of 30.52%, 24.67% and 22.4%;
•	expected dividend yield of 3.02%, 3.5% and 3.5%;
•	annual risk-free interest rate of 6.40%, 6.78% and 6.55%;
•	expected total average lives of seven, eight and seven years.

III - Stock Option Plan – Unibanco Plan

This plan, originally from Unibanco, aimed at aligning the commitment of officers with long-term results and to reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). Unibanco also established a program called Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of Unit, which should be held by them for a term from 3 to 5 years. Depending on the percentage of the bonus invested for acquisition of Units, a certain number of Unit options were granted (“Bonus Options”) with no exercise price. The original exercise periods of these Bonus Options were from 3 to 5 years.

The Extraordinary Shareholders’ meeting of Itau Unibanco Holding held in April 2009 approved the exchange of the original awards for replacement awards as described above.

As of December 31, 2009, changes in Simple Options initially issued by Unibanco and replaced by Itau Unibanco Holding, are summarized in the following table:

	Quantity of options (*)	Wheigted average exercise price
Original awards under Simple Options	9,154,693	9.41
Effect in quantity of options of issuing replacement awards	(3,890,703)	-
Options granted	-	-
Options exercised	(2,855,650)	12.95
Options forfeited (1)	(71,680)	15.46
Options outstanding at the end of the year	2,336,660	18.39
Options exercisable as of year-end (2)	702,721	12.25
(*) After giving retroactive effect to the bonus of shares in June, 2008 (Note 19a).
(1) During the year ended December 31, 2009, there were no cancelled options due to expiration of the exercise period.
(2) As of December 31, 2009, the aggregate intrinsic value of exercisable options was R$ 19 and its weighted average remaining contractual term was approximately 11 months.

As of December 31, 2009, changes in Bonus Options initially issued by Unibanco and replaced by Itau Unibanco Holding, are summarized in the following table:

Quantity of options (*)
Original awards under Bonus Options	4,902,284
Effect in quantity of options of issuing replacement awards	(2,083,547)
Options granted	1,856,427
Options exercised	(280,150)
Options forfeited (1)	(93,801)
Options outstanding at the end of the year	4,301,212
Options exercisable as of year-end	-
(*) After giving retroactive effect to the bonus of shares in June, 2008 (Note 19a).
(1) During the year ended December 31, 2009, there were no cancelled options due to expiration of the exercise period.

Considering that the exercise price of the Simple Options is restated using IPCA, an inflation indexed such awards are recorded as liability-classified awards that were remeasured at fair value as of December 31, 2009 and amounted to R$ 59.

Compensation expenses related to the Simple Options and Bonus Options amounted to R$ 93 for the year ended December 31, 2009 and the compensation cost to be allocated in future periods is R$ 67 and its weighted average allocation period is approximately 3 years.

The total intrinsic values of the options exercised during the year ended December 31, 2009 were R$ 43.

The weighted average fair value of the replacement awards at the date of business combination was estimated at R$ 21.00 per share for Bonus Option Plan and at R$ 5.53 for the simple option plan.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Bonus Options.

The weighted average assumptions adopted for replacement options granted during 2009, calculated through the Black Scholes method, is shown below:

•	weighted historical volatility of 24.61%;
•	expected dividend yield of 3.50%;
•	annual risk-free interest rate of 6.83%;
•	expected total average life of three years.

During 2009, the total cash received from exercised options was R$ 278, for all plans of Itau Unibanco Holding.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825-10-50-10 "Disclosures about Fair Value of Financial Instruments" (Formerly SFAS 107), requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value and defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument. SFAS 157 (new ASC 820) sets out additional disclosure requirements which are presented in Note 28.

ASC 825-10-50-10 (Formerly SFAS 107) excludes certain financial instruments and all non-financial instruments, including intangible assets, from its disclosure requirements.

The following table summarizes the carrying and estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	2009	2008	2009	2008
Financial assets
Assets for which fair value approximates carrying value	149,467	126,072	149,467	126,072
Interest-bearing deposits in other banks	89,085	49,677	89,128	49,698
Available-for-sale securities	41,263	28,445	41,263	28,445
Held-to-maturity securities	1,762	1,325	2,124	1,516
Loans and leases, net of allowance for loan and lease losses	225,768	157,498	226,135	157,149
Financial liabilities
Liabilities for which fair value approximates carrying value	214,126	152,198	214,126	152,198
Interest-bearing deposits	165,024	126,696	164,983	126,708
Long-term debt	58,976	37,672	58,812	37,678
Off-balance sheet financial instruments
Commitments to extend credit	1,207	659	349	266
Standby letters of credit card guarantees	31,234	12,854	68	37

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

c) Trading assets, including derivatives, Available-for-sale securities and Held-to-maturity securities – The description of the method and criterion adopted for determining the fair values of these securities and derivatives is included in Note 28.

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

e) Non-interest bearing deposits, Securities sold under repurchase agreements, Short-term borrowings and Investment Contracts - The fair value disclosed for demand deposits is, by SFAS 107 (now ASC 825-10-50-10) definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

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

h)  Off-balance sheet financial instruments and derivatives  - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with counterparties. The fair value of derivatives not designated as hedge is included in trading assets or other liabilities as described in Note 2.f, and the fair value of derivatives designated as hedge is included in other assets. See Note 29 for the notional value and estimated fair value of our derivative financial instruments.

NOTE 28 – FAIR VALUE MEASUREMENTS AND ADDITIONAL DISCLOSURES ON FAIR VALUE HIERARCHY

In September 2006, the FASB issued ASC - 820 (formerly SFAS 157) “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Itaú Unibanco Holding did not choose to early adopt ASC – 820, therefore the effective date for its application was January 1, 2008.  ASC - 820 defines fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, eliminates large position discounts for financial instruments quoted in active markets and expands disclosures about instruments measured at fair value.

As described in Note 2.aa ammendments and interpretations of ACS 820 were issued for application as from January 1, 2009 including requirements for additional disclosures and interpretation on certain specific valuation topics.

In accordance with ASC - 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and could be measured for a particular asset or liability and, thus, should incorporate its specific characteristics, such as condition, location, and restrictions, if any. In some cases, the fair value measurement will be applied to a standalone asset or liability or a group of related assets and/or liabilities.

Itaú Unibanco Holding established and documented the process for determining fair values. There is an independent group responsible for approving methodologies and pricing models. The fair value is calculated by two independent areas, one responsible for the valuation of Itaú BBA’s products and the other responsible for the valuation of all other products of the group. Monthly, an independent model review group reviews valuation models and approves them for use for specific products.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation methodologies generally accepted in the financial services markets and in certain circumstances, internally developed models.  The valuation methodologies and internally developed models prioritize the use, as inputs, of market-based or independently sourced market parameters, including yield curves, interest rates, volatility, and foreign exchange rates. We further describe the methodologies used for our securities and derivatives classified as Level 2 or Level 3 subsequently in this footnote.

Additionally, valuation adjustments may be required to ensure that financial instruments are recorded at fair value, with these potential adjustments related to counterparty credit quality and Itaú Unibanco Holding’s own creditworthiness.

•	Valuation adjustments are necessary when the market value does not incorporate the quality of the counterparty credit risk.

•
In the case of financial derivatives a significant portion of Itaú Unibanco Holding’s derivatives are traded at the BM&F and another smaller portion in foreign stock exchanges, and for these derivatives there is no need for valuation adjustments. Other derivatives are registered in the Câmara de Custódia e Liquidação (CETIP) for OTC contracts in Brazil. Usual market practices in valuation of OTC derivatives are to use inputs assuming the same credit risk of the counterparties. After considering guarantees, collaterals, rights to offset and other credit factors, we identify and incorporate credit risk adjustment when determining fair value.

Fair Value Hierarchy

To increase consistency and comparability in fair value measurements, Itaú Unibanco Holding prioritizes market inputs in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 the lowest priority) as defined by ASC - 820:

Level 1 : Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2 : Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are derived principally from or corroborated by observable market data through correlation or by other means.

Level 3 : Inputs are unobservable for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

We present below a description of Itaú Unibanco Holding’s pricing methodologies related to the financial instruments measured at fair value, including the classification in the three levels described above:

Securities:

Level 1 : Highly liquid securities with prices available in an active market are classified in level 1 of the fair value hierarchy.  In this level were classified the vast majority of Brazilian Governments Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreigns government securities, stocks and debentures publicly traded, and other securities traded in an active market.

Level 2 : Where pricing information is not available for a specific security, the valuation is generally based upon quoted market prices of similar instruments, pricing information using pricing services, such as Bloomberg, Reuters and brokers (only when they represent effective transactions) or discounted cash flows, that use as inputs information derived from assets actively traded in an active market.  These securities are classified in level 2 of the fair value hierarchy and are composed of certain Brazilian government securities, debentures and some government securities quoted in a less liquid market than those classified in level 1 and some prices for shares in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or in private equity funds.

Level 3 : When there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, based in curves derived from proprietary model. In level 3 are classified some Brazilian government securities (mainly NTN-I, NTN-A1, TDA and CVS), securities usually not traded in an active market, CRI’s, and shares in receivable investment funds and other funds where a sufficient level of observable activity (purchases and sales) is not observed.

Derivatives:

Level 1 : Derivatives traded in stock exchanges are classified in level 1 of the hierarchy. Interest rate forwards, and traded derivatives on currencies and WTI have been classified in level 1.

Level 2 : For derivatives not traded in stock exchanges, Itaú Unibanco Holding estimates the fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, some forwards and generally all swaps. All models used by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect the contractual terms of the derivative. Considering that many of these models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, these products were classified within level 2 of the valuation hierarchy.

Level 3: Derivatives with fair values based on non-observable inputs in an active market were classified in level 3 of the fair value hierarchy and are composed of exotic options, some forwards, swaps indexed with non-observable inputs and swaps with other products such as swaptions and target forwards. These products have their valuation derived from historical volatility.

All methodologies described above for valuation may result in a fair value that may not be indicative of the net realizable value or of future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with other market players.  Nevertheless, the use other methodologies or the use of different assumptions for determining fair value may result in different estimates of the fair values at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2009 and 2008 by caption on the consolidated balance sheet and classified in the ASC – 820 valuation hierarchy categories (as described above):

Level distribution

The following table sets forth the Levels of Risk as of December 31, 2009 and 2008 for our trading assets and securities available for sale.

					(in millions of R$, except percentages)
	12/31/2009				12/31/2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading assets	26,685	46,325	519	73,529	29,991	33,798	2,694	66,483
Investment funds	-	39,347	-	39,347	-	24,257	201	24,458
Brazilian federal government securities	23,572	413	-	23,985	27,044	-	101	27,145
Brazilian government external debt securities	222	-	-	222	383	-	-	383
Government debt securities – Other countries	937	121	-	1,058	1,072	886	30	1,988
Argentina	179	-	-	179	28	6	30	64
United States	748	-	-	748	1,038	-	-	1,038
Mexico	10	-	-	10	6	-	-	6
Spain	-	-	-	-	-	418	-	418
Korea	-	-	-	-	-	291	-	291
Chile	-	77	-	77	-	164	-	164
Uruguay	-	30	-	30	-	6	-	6
Other	-	14	-	14	-	1	-	1
Corporate debt securities	815	1,320	91	2,226	994	927	109	2,030
Marketable equity securities	1,139	3	-	1,142	444	10	2	456
Derivative financial instruments - assets	-	5,121	428	5,549	54	7,718	2,251	10,023
Options	-	1,641	178	1,819	-	1,711	443	2,154
Forwards	-	378	-	378	-	3,406	-	3,406
Swaps - Differential receivable	-	2,665	235	2,900	-	2,422	1,599	4,021
Credit derivatives	-	-	15	15	26	-	-	26
Futures	-	-	-	-	28	151	207	386
Other derivatives	-	437	-	437	-	28	2	30
Available-for-sale securities	17,162	22,030	2,071	41,263	8,272	13,248	6,925	28,445
Investment funds	-	1,259	-	1,259	-	207	785	992
Brazilian federal government securities	14,098	11	334	14,443	5,350	-	229	5,579
Brazilian government external debt securities	1,980	-	-	1,980	957	8	-	965
Government debt securities – Other countries	-	7,243	-	7,243	326	8,406	1	8,733
Portugal	-	26	-	26	301	-	-	301
Argentina	-	-	-	-	-	-	1	1
United States	-	17	-	17	25	-	-	25
Norway	-	-	-	-	-	345	-	345
Austria	-	213	-	213	-	1,460	-	1,460
Denmark	-	1,971	-	1,971	-	2,193	-	2,193
Spain	-	1,093	-	1,093	-	2,830	-	2,830
Korea	-	1,757	-	1,757	-	1,021	-	1,021
Chile	-	1,274	-	1,274	-	483	-	483
Paraguay	-	417	-	417	-	-	-	-
Uruguay	-	475	-	475	-	74	-	74
Corporate debt securities	804	12,425	1,737	14,966	1,178	4,415	5,897	11,490
Marketable equity securities	280	1,092	-	1,372	461	212	13	686

The following table sets forth the Levels of Risk as of December 31, 2009 and 2008 for our derivative liabilities.

					(in millions of R$, except percentages)
	12/31/2009				12/31/2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivative financial instruments – liabilities	(25)	(4,896)	(1,360)	(6,281)	-	(6,762)	(1,247)	(8,009)
Options	-	(1,733)	(987)	(2,720)	-	(2,829)	(576)	(3,405)
Forwards	-	(547)	-	(547)	-	(1,328)	-	(1,328)
Swaps - Differential receivable	-	(2,108)	(236)	(2,344)	-	(2,404)	(671)	(3,075)
Credit derivatives	-	-	(106)	(106)	-	(201)	-	(201)
Futures	(25)	-	-	(25)	-	-	-	-
Other derivatives	-	(508)	(31)	(539)	-	-	-	-

Other matters

ASC - 820 also nullified the guidance of EITF 02-03, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique. EITF 02-03 precluded the recognition of an initial gain or loss in the absence of: (a) quoted market price, (b) observable prices of other current market transactions, or (c) other observable data supporting a valuation technique. Management has concluded that the nullification of this provision of EITF 02-03 did not have any significant impact to be recognized as a cumulative effect as of January 1, 2008.

Itaú Unibanco Holding did not select the fair value option for any asset or liability.

Changes in Level 3 recurring fair value measurements

The tables below includes a rollforward of the balance sheet amounts for the years ended December 31, 2009 and 2008 (including the change in fair value), for financial instruments classified by Itaú Unibanco Holding within level 3 of the valuation hierarchy. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	Fair value at 01/01/2009	Obtained on Unibanco Acquisition	Total gains or losses (realized/unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value at 31/12/2009	Total gains or (losses) relating to assets and liabilities still held at reporting date
Trading assets (1)	443		4	(31)	(325)	91	-
Investment funds	201		-	-	(201)	-	-
Brazilian federal government securities	101		4	(14)	(91)	-	-
Government debt securities – Other countries
Argentina	30		-	-	(30)	-	-
Corporate debt securities	109		-	(17)	(1)	91	-
Marketable equity securities	2		-	-	(2)	-	-
Derivative financial instruments (1)	1,004	132	113	(1,977)	(204)	(932)	(624)
Options	(133)	5	407	(1,088)	-	(809)	(702)
Swaps - Differential receivable	928	109	(390)	(700)	52	(1)	91
Credit derivatives	-	18	116	(176)	(49)	(91)	(13)
Futures	207		-	-	(207)	-	-
Other derivatives	2		(20)	(13)	-	(31)	-
Available-for-sale securities (2)	6,925	302	6	(536)	(4,626)	2,071	(24)
Investment funds	785		-	-	(785)	-	-
Brazilian federal government securities	229		(63)	182	(14)	334	(18)
Government debt securities – Other countries
Argentina	1		-	-	(1)	-	-
Corporate debt securities	5,897	302	(14)	(718)	(3,730)	1,737	(6)
Marketable equity securities	13		83	-	(96)	-	-
(1) Realized and unrealized gains are recordered in the statement of income, in "Trading Income (losses)".
(2) Realized gains are recordered in the statment of income, in "Net gain(loss) on available-for-sale securities", and unrealized gains are recordered in "Net unrealized gains (losses) on available-for-sale securities, net of taxes", in a separate account of Stockholder's Equity".

	Fair value at 01/01/2008	Total gains or losses (realized/unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value at 31/12/2008	Total gains or (losses) relating to assets and liabilities still held at reporting date
Trading assets	874	233	(664)	-	443	60
Derivative financial instruments, net	(215)	2,928	(1,709)	-	1,004	1,037
Available-for-sale securities	2,795	162	3,985	(17)	6,925	126

In 2009, there were no reclassifications from Level 1 or 2 to Level 3. However certain instruments were reclassified from Level 3 to Level 2 due to: (i) the existence of yield curves for longer periods observable in the market and (ii) our reassessment of credit risk not observable in the market and our conclusion that the impact of such non observable input is not relevant to the overall fair value of certain instruments.

NOTA 29 – DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS RELATED TO CREDIT

a) Derivative - General

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

Forward - Interest forward agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at an agreed-upon price and are settled in cash.

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

Credit Derivatives – Credit derivatives are instruments which value results to the credit risk associated to the debt issued by a third party (the reference entity) which permits that one party (the purchaser of hedge) transfer the risk to the counterparty (the seller of hedge). The seller of hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of hedge receives a premium for the hedge, but, on the other hand, assumes the risk of the underlying asset referenced in the contract undergoes a credit event, and  the seller would have to make the payment to the purchaser of hedge, which could be a notional amount of the credit derivative.

The market and credit risk associated to these products, as well as operating risks, are similar to those related to other types of financial instruments. Market risk is the exposure created by potential fluctuation in interest rates, foreign exchange rates, commodities quotation, prices quoted in securities market or other amounts, and it  depends on the type of product, volume of operations, term and conditions of the contract and underlying volatility.

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction.  The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 1,674 and R$ 1,737 at December 31, 2009 and 2008, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 975 and R$ 448 at December 31, 2009 and 2008, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectibility.

See Note 28 for a description of the criteria used to determine the fair value of derivatives.

COMPARISON - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (NOTE 29a)

	Memorandum accounts		Balance sheet accounts
	Notional amounts	Notional amounts	Carrying value	Carrying value
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Interest rate products	1,888,447	249,538	476	91
Futures contracts	182,997	99,670	(4)	294
Purchase commitments	88,852	23,197	19	(135)
Sale commitments	94,145	76,473	(23)	429
Swap agreements	119,978	91,899	680	(66)
Asset position	62,528	91,899	2,519	1,190
Liability position	57,450	-	(1,839)	(1,256)
Options	1,579,785	51,183	(91)	33
Purchase commitments	850,060	27,865	1,206	376
Sale commitments	729,725	23,318	(1,297)	(343)
Forward contracts	1,294	1,311	11	5
Purchase commitments	839	839	92	9
Sale commitments	455	472	(81)	(4)
Credit derivatives	4,363	5,475	(90)	(175)
Purchase commitments	1,617	3,411	12	26
Sale commitments	2,746	2,064	(102)	(201)
Other	30	-	(30)	-
Sale commitments	30	-	(30)	-
Foreign exchange products	209,408	147,500	(607)	1,168
Futures contracts	22,099	38,529	(4)	96
Purchase commitments	3,160	15,356	22	(291)
Sale commitments	18,939	23,173	(26)	387
Swap agreements	22,492	41,123	(196)	976
Asset position	9,820	41,123	295	2,698
Liability position	12,672	-	(491)	(1,722)
Options	145,350	39,144	(137)	(1,287)
Purchase commitments	80,571	13,005	527	1,700
Sale commitments	64,779	26,139	(664)	(2,987)
Forward contracts	11,809	28,704	(190)	1,383
Purchase commitments	5,150	17,604	276	2,498
Sale commitments	6,659	11,100	(466)	(1,115)
Credit derivatives	137	-	(1)	-
Purchase commitments	137	-	1	-
Sale commitments	-	-	(2)	-
Other	7,521	-	(79)	-
Purchase commitments	3,234	-	420	-
Sale commitments	4,287	-	(499)	-
Commodities	7,690	856	19	6
Futures contracts	6,403	101	(17)	(2)
Purchase commitments	64	1	(12)	(33)
Sale commitments	6,339	100	(5)	31
Swap agreements	195	431	(9)	-
Asset position	89	431	5	97
Liability position	106	-	(14)	(97)
Options	612	225	27	14
Purchase commitments	371	143	38	31
Sale commitments	241	82	(11)	(17)
Forward contracts	254	99	10	(6)
Purchase commitments	254	8	10	4
Sale commitments	-	91	-	(10)
Other	226	-	8	-
Purchase commitments	155	-	17	-
Sale commitments	71	-	(9)	-
Other	91	31	-	31
Futures contracts	11	-	-	-
Purchase commitments	2	-	-	-
Sale commitments	9	-	-	-
Swap agreements	58	24	-	30
Asset position	1	24	-	30
Liability position	57	-	-	-
Options	-	7	-	1
Purchase commitments	-	7	-	1
Credit derivatives	22	-	-	-
Purchase commitments	22	-	1	-
Sale commitments	-	-	(1)	-
Equity products	7,999	2,251	(619)	718
Futures contracts	5,276	767	-	(2)
Purchase commitments	2,132	294	-	-
Sale commitments	3,144	473	-	(2)
Swap agreements	138	33	81	6
Asset position	131	33	81	6
Liability position	7	-	-	-
Options	2,575	514	(700)	(11)
Purchase commitments	1,812	259	48	47
Sale commitments	763	255	(748)	(58)
Forward contracts	-	937	-	695
Purchase commitments	-	937	-	894
Sale commitments	-	-	-	(199)
Credit derivatives	10	-	-	-
Purchase commitments	10	-	1	-
Sale commitments	-	-	(1)	-
Other	-	-	-	30
Purchase commitments	-	-	-	30
Assets			5,549	10,023
Liabilities			(6,281)	(8,009)
Total			(732)	2,014

b) Derivatives used for accounting hedge

We use certain derivative futures contracts traded in stock exchange as hedge instruments in a strategy of cash flow hedge. All hedge relationships were designated in the last quarter of 2009, and maturities of derivatives will occur between 2012 and 2014.

This hedge strategy aims at protecting changes in cash flow at a variable rate of interest payment of  Subordinated CDBs attributable to changes in the 100% of CDI rate. CDI rate is considered the reference rate in the Brazilian financial market and it is set on a daily basis. The hedge strategy makes the cash flow constant regarding the variability of CDI rate. To protect the variability of future cash flow of payment of interest, Itaú Unibanco Holding uses DI Futures contracts at BM&F BOVESPA. In the DI Futures contract, a net payment for the difference between the amount computed in the notional amount multiplied and CDI rate is made, and the notional amount multiplied by a fixed rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy,  Itaú Unibanco Holding uses the method for making settlement in dollar on a cumulative basis. By using this method, Itaú Unibanco Holding adopts the hypothetical derivative method established by DIG G 7 "Cash Flow Hedges".  Measurement of Ineffectiveness of Cash Flow Hedge pursuant to Paragraph 30(b) when the Short-Cut Method is not Applied. The hypothetical derivative method is based on a comparison of change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a representation of the present value of the cumulative change in the future cash flow expected for the hedged liability. The method of transferring deferred gains and losses from AOCI to retained earnings is an effective interest rate method.

At December 31, 2009, the accounting balance of subordinated CDBs which future cash flows are being protected by this hedge strategy is R$ 13 and the notional amount of DI Futures of hedge instruments is R$ 13.

The amounts in the following table are presented in thousands of reais:

Derivatives in relationships of cash flow hedges	Amount of gain or (loss) recognized in AOCI in derivatives (effective portion) – in thousands of R$	Place of gain or (loss) reclassified from AOCI to results (effective portion)	Amount of gain or (loss) reclassified from AOCI to result (effective portion) – in thousands of R$	Place of gain or (loss) recognized in result in derivatives (ineffective portion)	Amount of gain or (loss) recognized in result of derivatives (ineffective portion) – in thousands of R$
Futures of interest rate	(1,669)	Income (loss) from negotiation	(718)	Income (loss) from negotiation	-

As of December 31, 2009, gain or loss related to the cash flow hedge expected to be reclassified from AOCI to results in the following 12 months is R$ 1.

No hedge relationship was discontinued in 2009.

No lack of effectiveness was recognized at December 31, 2009, since the accumulated loss in Futures DI used as hedge instruments did not exceed the cumulative change in future cash flows expected of the protected deposits.

c) Information on credit derivatives

Credit derivatives are financial instruments whose amount derives from the credit risk associated with the debt issued by a third party (reference entity) and allow an entity (protection buyer) to transfer this risk to a counterparty (protection seller). The protection seller has to make payments pursuant to the contract when the reference entity undergoes a credit event, such as bankruptcy, default or composition with creditors.   The protection seller receives a premium for the protection but, on the other hand, receives the risk that the underlying instrument referred to in the contract may undergo a credit event and may have to make a payment to the protection buyer that can be as high as the reference value of the credit derivative.

Itaú Unibanco Holding buys and sells credit protection mainly related to public securities of the Brazilian government and private securities of Brazilian companies in order to meet the needs of its clients. When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. At December 31, 2009 and 2008, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered value. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which we sell protection to third parties, per maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification per instrument, risk and reference entity.

	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Above 5 years	Far value as of December 31, 2009
By instrument
CDS	2,925	984	730	706	505	(103)
TRS	-	-	-	-	-	-
Total by instrument	2,925	984	730	706	505	(103)
By risk rating
Investment grade	2,925	984	730	706	505	(103)
Below investment grade	-	-	-	-	-	-
Total by risk	2,925	984	730	706	505	(103)
By reference entity
Brazilian government	-	-	-	-	-	-
Government – other countries	-	-	-	-	-	-
Private entities	2,925	984	730	706	505	(103)
Total by entity	2,925	984	730	706	505	(103)

We evaluated the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies. Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives which are sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge.

	12/31/2009			12/31/2008
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position	Net position
CDS	2,925	(1,605)	1,320	(30)
TRS	-	(2)	-	-
Total	2,925	(1,607)	1,320	(30)

d) Financial instruments related to credit

Itaú Unibanco Holding uses financial instruments related to credit to meet the financial needs of its clients. Itaú Unibanco Holding issues credit granting commitments, standby letters of credit and other letters of credit and guarantees.

The following table summarizes the contract amounts of financial instruments related to credit at December 31:

	2009	2008
Credit concession commitments	157,443	93,462
Standby letters of credit	1,207	659
Guarantees	31,234	12,854

The contractual amount of financial instruments represents the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of these commitments mature without being withdrawn. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

e)   Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with FIN No. 45 (new ASC 460), at December 31:

	2009		2008
	Contract Amount	Fair value	Contract amount	Fair value
Standby letters of credit (1)	1,207	349	659	-
Guarantees (1)	31,234	68	12,854	37
(1) Include guarantees with contract amount of R$ 8 at December 31, 2009 (R$ 284 at December 31, 2008) issued in favor of clients classified as clients under monitoring, in accordance with our internal classification.

Standby letters of credit and guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party.  Itaú Unibanco Holding typically has recourse to recover from the customer any amounts paid under these guarantees.  In addition, Itaú Unibanco Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5,  “Accounting for Contingencies” (new ASC 450).

In connection with issuing securities to investors, Itaú Unibanco Holding may enter into contractual arrangements with third parties that may require it to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. Itaú Unibanco Holding may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by Itaú Unibanco Holding prior to the sale It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against Itaú Unibanco Holding that have not yet occurred.

In the ordinary course of its business, Itaú Unibanco Holding enters into contracts that contain indemnification provisions. These provisions require Itaú Unibanco to make payments to another party in the event that certain events occur. Many of these provisions call for Itaú Unibanco Holding to indemnify the other party against loss in the event that Itaú Unibanco fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure.

NOTE 30 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Assets Under Management

Itaú Unibanco offers, manages and administers a broad range of investment funds and provides portfolio management services for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to CVM for approval and each fund is regulated as to the type of investments it may make.

Portfolio management carried out by Itaú Unibanco on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters.
 Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by Itaú Unibanco as manager of the relevant investment fund or portfolio, we earn brokerage fees for transactions carried out in respect of the fund and portfolio assets.

b)   Contingent gains and losses

Itaú Unibanco and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

•
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered individually significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

•
Individual (lawsuits related to claims considered unusual and the amounts of which are considered individually significant): at the amount estimated as probable loss, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

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

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

-	Contingencies classified as probable: are recognized in the financial statements and comprise:

-
Civil Lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages;

-
Labor Claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and Social Security: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	2009	2008
At the beginning of the year (Note 18)	5,219	3,551
Balance arising from business combinations	2,989	-
(+) Reclassification	111	-
(-) Contingencies guaranteed by indemnity clauses (Note 2u)	(692)	(656)
Subtotal	7,627	2,895
Changes in the period reflected in income (Note 24b)	2,535	2,440
Interest and monetary correction	433	387
Increase	2,505	2,343
Reversal	(403)	(290)
Payments	(3,218)	(808)
Subtotal	6,944	4,527
(+) Contingencies guaranteed by indemnity clauses (Note 2u)	707	692
At the end of the year (Note 18)	7,651	5,219
Escrow deposits (Note 14)	3,219	2,286

-
Contingencies classified as possible: they are not recognized in the financial statements and comprise Civil Lawsuits amounting at December 31,2009 to R$ 378 and Tax and Social Security Lawsuits amounting to R$ 1,113, The principal characteristics of the most significant lawsuits are described below:

Civil Lawsuits

•	Life insurance – R$ 98: Payment for loss of profit and property damage arising from the refusal to indemnify the policyholder;

•
Summer Plan – R$ 88: Savings account holders claim the payment of alleged remuneration differences in the balances of savings accounts existing in January and February 89, which would have been underpaid as a result of the full compliance with Law No. 7,730/89 (Summer Plan) by the Bank;

•	Claims – R$ 67: Claiming the review of the amount of claims paid in insurance operations;

•
Legal Fees due to Former Lawyers – R$ 41: Lawyers who provided legal services to the Group alleged that they have not received all legal fees they were entitled to after the termination of the legal agreements;

•
In connection with several economic stabilization plans that the Brazilian Federal Government has imposed during the decades of 1980 and 1990 saving account holders have initiated lawsuits against Itaú Unibanco Holding and against several financial institutions in Brazil. We have provided for those lawsuits where we estimate the probability of loss is probable and when it can be reasonably estimated and we disclose above the amounts of those lawsuits initiated against Itaú Unibanco Holding for which probability of loss is possible. However, saving account holders may initiate lawsuits in the future with respect to these economic stabilization plans under the Brazilian statute of limitation and we are unable to predict whether further lawsuits will be initiated or not and the amounts that might be claim.

Tax and Social Security other than taxes on income

•
ISS – Banking Institutions – R$ 418: refers to tax assessments notices issued by municipalities for collection of ISS (tax on services) on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending;

•	Levy of ISS on Leasing Operations – R$ 142: Tax assessment notices and/or tax foreclosures filed by municipalities alleging the ISS levy on leasing operations carried out in their territories;

•
Levy of social security contributions on non-compensatory amounts – R$ 135: Administrative and judicial disputes on the portions, which, on the Company’s view, are not part of salary for purposes of social security contributions;

•
ITR (Rural Land Tax) - R$ 64: refers to payment of ITR amounts related to farms, which were received as foreclosed assets with arbitrage of calculation basis due to failure to evidence that the portion of the land is a legal reserve;

•
Requests for Offset of Debit and Credit Amounts not Granted – R$ 64: Requests to offset debit and credit amounts that were not granted due to formal issues or alleged lack of evidence of the net  credits. This issue is under discussions on the administrative level, and the Company has filed for defense and documents supporting the net credits;

•
Required PIS and COFINS (taxes on revenues), as tax authorities understand the Company has omitted operating revenue from the assignment of usufruct of shares and units, recorded with respect to  the investments in permanent assets – R$ 32;

•
Divergences Found in DCTFs (Declaration of Federal Contributions and Taxes) – R$ 12:  Required withholding income tax, arising from challenges, by Federal Revenue Service, related to divergences found in DCTF and allegedly missing payments.

Securities amounting to R$ 1,061 (R$ 1,389 at 12/31/2008), Escrow Deposits amounting to R$ 3,234 (R$ 1,666 at 12/31/2008) (Note 14), and property, plant and equipment with a carrying amount of R$ 769 (R$ 794 at 12/31/2008), according to article 32 of Law No. 10,522/02 are pledged in guarantee of voluntary  appeals related to lawsuits with respect to contingent liabilities. As a result of the unconstitutionality lawsuit 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for voluntary appeals on April 10, 2007. The Bank is requesting to the Federal Revenue Service the release of those pledges.

The balance of amounts receivables arising from reimbursements of contingencies totals R$ 1,114 (R$ 940 at 12/31/2008) (Note 14), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a escrow account to guarantee the potential payments under of civil, labor and tax contingencies.

•
Taxes payable and challenged in court by Itaú Unibanco : We filed lawsuits related to taxes in which we challenge the position of federal, state or municipal governments based on grounds of illegality and / or unconstitutionality. We recognize liability for the amounts due under the terms of the current law with respect to these lawsuits. The table below shows the changes in this provision and the respective escrow deposits:

Change in provision	2009	2008
At the beginning of the year (Note 18)	6,155	5,433
Balance arising from business combination	3,003
Reclassification	(111)	-
Changes in the period reflected in income	2,100	781
Interest and monetary correction	849	453
Net increase	2,182	1,048
Reversal	(931)	(720)
Payments	(4,810)	(59)
At the end of the year (Note 18)	6,337	6,155
Escrow deposits (Note 14)	4,127	3,721

In November 2009, Itaú Unibanco Holding and its subsidiaries applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009. REFIS has the purpose of allowing to settle tax debt through an special mechanism for paying and refinancing tax and social security liabilities. The general conditions of the effects of applying to REFIS include the possibility to pay amounts under REFIS in 180 monthly installments or in one single installment as well as reductions in the amounts of penalties and late payment interest. The application has resulted in a efect of R$ 291 in net income recognized during 2009.

Out of total payments of taxes payable and challenged in courts and Tax and Social Security contingencies of R$ 6,547 made during 2009 the amount of R$ 6,330 corresponds to payments made under the REFIS program. Additionally out of the reversal of R$ 941 during 2009 the amount of R$ 802 corresponds to reversal of penalties and interest of taxes payable for which we applied to the REFIS program (including those related to income tax and social contribution).

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 3,972, asserting the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 872;

•
IRPJ and CSLL – R$ 436, aimed at rejecting the requirement included in Regulatory Instruction No. 213, of October 7, 2002, in view of its illegality, since it determined the inclusion of equity in earnings of subsidiaries upon determination of taxable income and CSLL calculation basis, including the disposal of foreign investments. The corresponding escrow deposit totals R$ 389;

•
CSLL – R$ 441, ensuring the right to pay CSLL at the rate of 9%, levied on legal entities in general, thereby rejecting the application of article 41 of Law No. 11,727, of June 24, 2008, which provides for a different rate (15%) for financial institutions and insurance companies, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 183;

•
PIS X Constitutional Amendments No. 10/96 and 17/97 – R$ 285, aimed at rejecting the levy of PIS, base don the principles of anteriority, anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97 and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 68;

•
INSS – R$ 255, aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 280;

According to the opinion of the legal advisors, Itaú Unibanco is not involved in any other administrative proceedings or lawsuits that may significantly affect its consolidated financial position.

c)  Other commitments

Itaú Unibanco leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for one year as of December 31, 2009 are as follows:

2010	752
2011	632
2012	535
2013	401
2014	327
Thereafter	745
Total minimum payments required	3,392

Total rental expense was R$ 795, R$ 394 and R$ 350 for the years ended December 31, 2009, 2008 and 2007.

NOTE 31 – REGULATORY MATTERS

Itaú Unibanco is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, private retirement plans and capitalization operations.

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations (a) require a minimum capital ratio of 11%, (b) as from  December 2008, permit  the accretion of an additional allowance for loan and lease losses to the minimum percentages set forth by the Central Bank of Brazil ,  and that is considered as Tier I Capital, (c) specify different risk-weighted categories,   (d)   impose the following deductions from  Tier I Capital:  (i) deferred permanent assets, less goodwill paid on acquisition of investments, (ii) balance of unrealized gains and losses arising from adjustment to market value of securities classified as "available-for-sale securities" and derivative financial instruments used to hedge cash flow, which are considered as Tier II Capital, and (iii) deferred tax assets, which expected realization is after five years from the evaluation date, and (e) they also determined the following deductions from Capital: (i) investments in financial instruments which are part of the Regulatory Capital of other institutions authorized to operate by the Central Bank, (ii) the amount corresponding to offices or interests in a foreign financial institution in relation to which the Central Bank does not have access to information, data and documents sufficient for consolidated supervision purposes, and (iii) possible surplus in fixed assets over the limits imposed by the Central Bank.  As from January 2008, the other deferred tax assets cannot represent more than 40% of the Tier I Capital, and this percentage will be gradually reduced until 10% as from January 2011. The surplus shall also be deducted from the Tier I Capital.

In December 2009 the Central Bank revoked, as from April 2010, the permission for accretion of the additional allowance for loan losses mentioned in item (b) of the foregoing paragraph.

In accordance with Central Bank rules, banks can calculate compliance with the minimum requirement on the financial institutions on a consolidated basis (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Unibanco, regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

Based on the business combination with Unibanco, as described in Note 3.a from November 2008, we present the information on minimum capital requirements for Itaú and Unibanco, on a combined basis.

The following table presents, as of December 31, 2009 and 2008, the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis. The capital to risk-weighted assets ratio already reflects the effects of the merger agreement with UNIBANCO as if it had occurred on December 31, 2008.

	Not audited
	Financial institutions (partial consolidation)		Full consolidation
	2009	2008	2009	2008
Regulatory capital
Tier 1	55,624	50,926	57,706	52,156
Tier 2	12,837	15,916	12,837	15,926
Other deductions required by Central Bank	(28)	(76)	(28)	(87)
Total	68,433	66,766	70,515	67,995
Minimum regulatory capital required	44,299	45,519	46,513	45,820
Capital to risk-weighted assets ratio - %	17.0	16.1	16.7	16.3
Excess of regulatory capital over minimum regulatory capital required	24,134	21,247	24,002	22,175

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Unibanco to 50% of the stockholders' equity on both a financial institution consolidation and a full consolidation basis. At December 31, 2009 and 2008, our indices and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Not audite d
	Financial institutions (partial consolidation)		Full consolidation
	2009	2008	2009	2008
Our fixed assets ratio - %	32.9	39.6	15.4	14.4
Capital excess in relation to fixed assets ratio	11,711	6,942	24,397	24,170

NOTE 32 – BUSINESS SEGMENT INFORMATION

In the first quarter 2009, after the acquisition of Unibanco, the segmentation of Itaú Unibanco net income was presented using a new model, arising from the restructuring of operating processes in our organization. We now disclose four operational segments: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

For comparison purposes, we have also presented all segment financial information for the years ended December 31, 2008 and 2007 based on the current segments basis.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.
The products and services provided by the Commercial Bank include insurance, private retirement and capitalization plans, credit cards, asset management, loans, among others. The segment provides solutions specifically developed to meet the demand of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products used by clients, diversifying our sources of income. The segment is an important source of funding to our operations and provide significant interest income and banking services.

Itaú Unibanco - Itaú BBA

Our segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the major economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining a deep knowledge of their needs and providing customized solutions. The investment banking activities comprise the provision of funds to the corporate segment that are raised through fixed and variable income instruments. In addition, it performs activities of mergers and acquisitions.

Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are account holders, and credit to the low income population. The business structure of the vehicle financing operation is supported by : new, used, heavy vehicles and motorcycles. The merger of the operations of Itaú and Unibanco showed a strong complementarity of businesses, a competitive advantage that we are increasing by intensifying the combined operations, exchanging expertise between teams and seeking a higher operational efficiency. The credit approval process of vehicle operations is based on scoring models that provides the quick approval for credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

Itaú Unibanco – Corporate and Treasury

Our Corporate and Treasury segment basically shows the interest income associated with our capital surplus, subordinated debt surplus and carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitration opportunities in the foreign and domestic markets, and mart to market of financial assets.

2009
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications (****)	Consolidated US GAAP
Net interest income with clients	22,316	4,075	10,767	-	37,158	(37,158)	-
Net interest income with corporation	1,934	-	-	(1,934)	-	-	-
Net interest income with the market	-	-	-	5,621	5,621	(5,621)	-
Net interest income	24,250	4,075	10,767	3,687	42,779	(2,088)	40,691
Allowance for loan and lease losses	(8,856)	(1,150)	(5,786)	1,627	(14,165)	(1,207)	(15,372)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	2,238	1	82	111	2,432	(752)	1,680
Fee and commission income	8,219	1,491	5,557	(40)	15,227	(1,748)	13,479
Non-interest expenses (**)	(17,089)	(1,474)	(6,456)	(787)	(25,806)	(10,036)	(35,842)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	2	-	176	178	(3,577)	(3,399)
Trading income (losses)	-	-	-	-	-	9,284	9,284
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	211	211
Net gain on foreign currency transactions	-	-	-	-	-	2,619	2,619
Tax expenses for ISS, PIS and COFINS	(1,954)	(287)	(1,014)	(212)	(3,467)	3,467	-
Other non-interest income	717	(129)	122	12	722	9,388	10,110
Income before taxes and noncontrolling interest	7,525	2,529	3,272	4,574	17,900	5,561	23,461
Taxes on income	(2,067)	(527)	(921)	(1,335)	(4,850)	(3,999)	(8,849)
Profit sharing	(1,079)	(289)	(146)	(181)	(1,695)	1,695	-
Net income	4,379	1,713	2,205	3,058	11,355	3,257	14,612
Noncontrolling interest	-	-	-	(864)	(864)	337	(527)
Net income attributable to Itaú Unibanco	4,379	1,713	2,205	2,194	10,491	3,594	14,085
Identifiable assets (***)	424,079	153,086	74,538	56,121	608,273	(9,185)	599,088
(*) The result per segment shown above is presented on managerial basis for the disclosure of this report. Such information exclude certain results which are considering non-recurring by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared in according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are: (i) setting-up of a provision for loan losses arising from the economic plans that were in effect during the 1980's R$ (191) million; (ii) gain on sales of unconsolidated companies R$ (228) million; (iii) amortization of goodwill  R$ (390) million; (iv) recognition of the impact arising from the amendment in the strategic partnership between Itau Unibanco and Companhia Brasileira de Distribuição R$ (363) million; (v) provision for expenses for the program on cash or installment payment of federal taxes R$ (292) million.

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

(****) Information on managerial basis differs with respect to the information in the consolidated statement of income as follows: (i) line items are different between the two sets of information, and (ii) results are measured on different basis. As explained above managerial basis of information is the information under accounting practices adopted in Brazil except for the exclusion of certain items described in (*). The most significant differences in the measurement of net income between the managerial basis and US GAAP corresponds to the following items which are presented net of tax effect:

(a) reversal of allowance for loan losses as compared to the amount recognized under BR GAAP for R$ 468 million, (b) under BR GAAP goodwill has been amortized for the amount of R$ 543 million, (c) under US GAAP a remeasurement gain has been recognized for the equity interest in Redecard of R$ 2,717 million and a gain on exchange of insurance operations in the amount of R$ 562 million, (d) a bargain purchase gain has been recognized amounting to R$ 830 million under US GAAP, (e) under US GAAP intangible assets corresponding to business acquired are amortized for an amount of R$ (1,611) million, (f) foreign exchange loss on available for sale securities and translation of subsidiaries abroad is not recognized in income for US GAAP and amounted to R$ 1,583 million, (g) stock option expense under US GAAP is higher than under BR GAAP for R$ (502) million, and (h) other difference in measurement criteria amounting to R$ (996) million.

2008
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP
Net interest income with clients	14,023	2,694	5,819	772	23,308	(23,308)	-
Net interest income with the market	-	-	-	1,203	1,203	(1,203)	-
Net interest income	14,023	2,694	5,819	1,975	24,511	(3,370)	21,141
Allowance for loan and lease losses	(4,091)	(454)	(2,696)	-	(7,241)	(2,120)	(9,361)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,260	-	78	-	1,338	(722)	616
Fee and commission income	8,069	640	1,586	-	10,295	(1,354)	8,941
Non-interest expenses (**)	(12,410)	(962)	(2,519)	(74)	(15,965)	(4,745)	(20,710)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	13	-	168	181	2,231	2,412
Trading income (losses)	-	-	-	-	-	(2,843)	(2,843)
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(114)	(114)
Net gain on foreign currency transactions	-	-	-	-	-	1,059	1,059
Tax expenses for ISS, PIS and COFINS	(1,269)	(204)	(500)	(196)	(2,169)	2,169	-
Other non-interest income	591	(48)	116	33	692	1,711	2,403
Income before taxes and noncontrolling interest	6,173	1,679	1,884	1,906	11,642	(8,098)	3,544
Taxes on income	(1,623)	(426)	(559)	(392)	(3,000)	4,334	1,334
Profit sharing	(527)	(164)	(59)	-	(750)	750	-
Net income	4,023	1,089	1,266	1,514	7,892	(3,014)	4,878
Noncontrolling interest	-	-	-	(174)	(174)	145	(29)
Net income attributable to Itaú Unibanco	4,023	1,089	1,266	1,340	7,718	(2,869)	4,849
Identifiable assets (***)	358,158	139,007	52,315	11,110	450,693	(49,318)	401,375
(*) The result per segment shown above is presented on managerial basis for the disclosure of this report. Such information exclude certain results which are considering non-recurring by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared in according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are:
(i) recognition of allowance for loans losses in excess of the minimum amount recquired by BACEN of R$(3,089) million, (ii) recognition of provision for losses arising from economic plans established in 1980's of R$(174) million, (iii) gain on sale of interests in unconsolidated companies of R$233 million, (iv) effect in equity in income on our investment in BPI of the sale of interest and impairment of investment by BPI on Banco Comercial Português of R$(29) million, (v) amortization of goodwill of R$(223) million, (vi) Effects of the adoption of Law No. 11,638 of R$(136) million, (vii) gain recognized under accounting practices adopted in Brazil for the transaction with Unibanco of R$5,183 million, (viii) recognition of integration and reestructuring provisions of R$(888) million, (ix) Equalization of accounting criteria related with the transaction with Unibanco of R$(1,414) million, (x) net income of Unibanco for the fourth quarter of 2008 of R$652 million, and (xi) other non-recurring events of R$(30) million.

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

2007
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP
Net interest income with clients	11,998	1,590	4,905	676	19,169	(19,169)	-
Net interest income with the market	-	-	-	1,187	1,187	(1,187)	-
Net interest income	11,998	1,590	4,905	1,863	20,356	976	21,332
Allowance for loan and lease losses	(3,191)	46	(1,963)	-	(5,108)	(434)	(5,542)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,148	-	71	-	1,219	(228)	991
Fee and commission income	7,900	670	1,681	(78)	10,173	(2,341)	7,832
Non-interest expenses (**)	(10,664)	(845)	(2,344)	(141)	(13,994)	(4,524)	(18,518)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	5	-	267	272	(767)	(495)
Trading income (losses)	-	-	-	-	-	1,955	1,955
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(183)	(183)
Net gain on foreign currency transactions	-	-	-	-	-	83	83
Tax expenses for ISS, PIS and COFINS	(1,245)	(160)	(421)	(145)	(1,971)	1,971	-
Other non-interest income	338	(5)	58	131	522	3,801	4,323
Income before taxes and noncontrolling interest	6,284	1,301	1,987	1,897	11,469	309	11,778
Taxes on income	(1,871)	(272)	(667)	(558)	(3,368)	(779)	(4,147)
Profit sharing	(581)	(123)	(33)	(7)	(744)	744	-
Excess of net assets purchased over purchase price	-	-	-	-	-	29	29
Net income	3,832	906	1,287	1,332	7,357	305	7,662
Noncontrolling interest	-	-	-	(178)	(178)	180	2
Net income attributable to Itaú Unibanco	3,832	906	1,287	1,154	7,179	485	7,664
Identifiable assets (***)	242,545	108,652	40,584	12,519	294,876	(15,070)	279,806
(*) The result per segment shown above is presented on managerial basis for the disclosure of this report. Such information exclude certain results which are considering non-recurring by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared in according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are:
(i) sale of some of our interest held in Serasa, Redecard, Bovespa and BM&F of R$ 2,763 million; (ii) set-up of an allowance for loan an lease losses in excess of the minimum required by BACEN to absorb delinquency levels increase due to an eventual financial stress scenario of R$(400) million); (iii) adjustments provided for by the agreement for the acquisition of Itaú BBA made with its former controlling shareholders of R$(124) million; (iv) gains on the sale of the former headquarters of BankBoston of R$114 million; (v) set-up of a provision for losses arising from the economic plans that were in effect during the 80’s R$(312) million); and (vi) expense on the full amortization of goodwill paid for the acquisitions of BankBoston International and BankBoston Trust Company Limited – by the subsidiaries Banco Itaú Europa and Banco Itaú Europa Luxembourg – for the shares of Banco BPI and Delle Holding R$(86) million.

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

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases including information prepared following accounting practices adopted in Brazil.

The segment information has been prepared based on information following accounting practices adopted in Brazil modified for the adjustments described below. Financial statements by segment differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using a management criteria, and (iii) in 2007, 2008 and 2009, it excludes non-recurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

Allocated Capital to each segment

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

As result of the above, we adopt a managerial statement of income to prepare segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassified the tax effects of the hedge of these investments, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

In addition, in 2009 the net interest income is divided into three categories as follows: (i) net interest income with clients – (ii) net interest with the market, and (iii) net interest income with the corporation and treasury operations – in which each operations includes the opportunity cost.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to USGAAP. In this column we also present the effect of non-recurring items that are not considered in the managerial statement of income.

As described previously, our operations are primarily carried out in Brazil. However, we have some offices abroad, of which we highlight our operations in Europe, Argentina, Chile, Uruguay and Paraguay. The revenue from operations outside Brazil is presented below (after eliminations on consolidation):

	2009	2008	2007
Net interest income	3,320	5,403	3,255
Fee and commission income	627	604	347
Total revenue from external customers	3,947	6,008	3,602
Investments in unconsolidated companies and premises and equipment, net	1,420	1,601	1,220

NOTE 33 - RELATED PARTIES

Our transactions with companies within the consolidation group are mainly carried out on market terms and completely eliminated on consolidation.

a) Transactions with unconsolidated entities

We present below the operations between Itaú Unibanco and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Unibanco Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below:

	2009	2008	2007
ASSETS
Dividends receivable
Unibanco Rodobens Administradora de Consórcios Ltda	15	-	-
LIABILITIES
Demand deposits
Itaú XL Seguros Corporativos S.A.	54	129	-
Tecnologia Bancária S.A.	3	-	-
Unibanco Rodobens Administradora de Consórcios Ltda	43	-	-
Time deposits
Unibanco Rodobens Administradora de Consórcios Ltda	16	-	-
CNF - Administradora de Consórcios Nacional Ltda	57	-	-
Deposits received under securities repurchase agreements
Olimpia Promoção e Serviços S.A.	26	28	-

b)   Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Unibanco Holding and other entities of the Itaúsa Group.

LIABILITIES	2009	2008	2007

Demand deposits
ITH Zux Cayman Company Ltd.	41	55	-
Duratex S.A.	18	32	-
Interest-bearing deposits
Elekeiroz S.A.	11	38	22
Annual interest (%)	100,00% of CDI	101,50% of CDI	101,50% of CDI
Elekeiroz S.A.	-	21	-
Annual interest (%)	-	102% of CDI	-
Itaúsa Empreendimentos S.A.	31	28	-
Annual interest (%)	101,10% of CDI	102,30% of CDI	-
Itaúsa Empreendimentos S.A.	17	16	-
Annual interest (%)	100,80% of CDI	102% of CDI	-
Duratex S.A.	-	39	10
Annual interest (%)	-	102,37% of CDI	104,45% of CDI
Securities purchased under resale agreements
Itaúsa Empreendimentos S.A.	48	-	-
Itaú Gestão de Ativos S.A.	1	-	-
Trade notes payable
Itautec S.A. (1)	10	7	8
Itaúsa Investimentos S.A.	73	-	-
Other Liabilities - Payable to merchants for credit card transactions Redecard S.A. (2) ____________________________________	-	4,564	4,159
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Service fees and commission income
Itaúsa Investimentos S.A.	2	-	-
Rent expenses
Itaúsa Investimentos S.A.	1	-	-
Equipment and software purchased
Itautec S.A. (1)	396	324	125
(1) Maintenance and services related to electronic equipment and software.
(2) Company consolidated as from March 2009, date of acquisition or control as described in Note 3.7..

c)   Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank

Itau Unibanco has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are:

•
to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas

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

The donations to both entities and services received from Fundação Itaú Social are presented below:

	2009	2008	2007
Donations by Itaú to
Fundação Itaú Social	-	-	2
Instituto Itaú Cultural	39	36	4
Instituto Unibanco de Cinema	10	-	-
Associação Clube "A"	1	-	-
Rent expenses
Fundação Itaubanco	24	23	-
FUNBEP - Fundo de Pensão Multipatrocinado	6	-	-
Itautec S.A	1	-	-
Service fees and commission income
Fundação Itaubanco	9	6	-
FUNBEP - Fundo de Pensão Multipatrocinado	2	-	-

NOTA 34 – STRATEGIC PARTNERSHIP

34.1 During the year ended December 31,2009

a)	Magazine Luiza S.A. (“Magazine Luiza”)

In November 2009, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) signed an agreement with Magazine Luiza related to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (“Luizacred”), a financial institution, which offers consumer’s finance and credit cards to the clients of Magazine Luiza.

Itaú Unibanco and Magazine Luiza hold 50% interest each in the total and voting capital of Luizacred.

Itaú Unibanco and Magazine Luiza agreed to extend the period of exclusivity, granted by Magazine Luiza to Luizacred, to December 31, 2029, pursuant to a payment of R$ 250.

The amount of R$ 250 paid to Magazine Luiza was recorded in Intangible Assets and will be amortized over the estimated useful life of 20 years, the term of the agreement.

b)	Companhia Brasileira de Distribuição (“CBD”)

In August 2009, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) signed an agreement with CBD related to Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”), a financial institution which holds the exclusive right to offer financial products and service to clients of CBD.

Itaú Unibanco and CBD hold 50% interest each in the total and voting capital of FIC.

Itaú Unibanco and CBD resolved to amend the FIC agreement, releasing Itaú Unibanco from the exclusivity obligation, pursuant to a payment of R$ 550.

The amount of R$ 550 was recorded in the consolidated income statement as Other Non-Interest Expenses.

Itaú Unibanco and CBD also agreed to extend the exclusivity term granted by CBD to FIC, to exploit the right granted by the FIC agreement terms for 5 years up to August 28, 2029, pursuant to a payment of R$ 50.

The amount of R$ 50 paid to CBD was recorded in Intangible Assets and will be amortized over the estimated useful life of 20 years, the term of the agreement.

34.2 Significant strategic partnerships occurred in prior years

c)	Marisa S.A. (Marisa)

In October 2008, Itaú Unibanco Holding signed a "partnership agreement" ("agreement") with Marisa, a retail store chain specialized in woman’s fashion , for the acquisition of the exclusive right to offer, distribute, and market financial products and services to the clients of Marisa.

The investment of Itaú Unibanco Holding totaled R$ 120 and refers to the acquisition of said exclusive right for a 120-month period. We recorded the amount of R$ 120, paid to Marisa, as an intangible asset to be amortized over its estimated useful life of 120 months, i.e., for the term of the agreement. We allocated this intangible asset to the Banking Services segment of Banco Itaú Unibanco.

d)	Lojas Americanas S.A. and BWU Comércio e Entretenimento S.A. (jointly referred to as LASA) in relation to Lojas Blockbuster

In June 2008, Itaú Unibanco Holding signed a “partnership agreement" (“agreement“) with LASA, for the acquisition, through FAI, of the exclusive right to offer, distribute, and market financial products and services to the clients of Lojas Brockbuster, which are fully held by LASA.

The investment of Itaú Unibanco Holding totaled R$ 51 and it refers to the acquisition of said exclusive right for a 240-month period. We recorded the amount of R$ 51, paid to LASA, as an intangible asset to be amortized over the term of the agreement. We allocated this intangible asset to the Non-Accounting Holders – Credit Cards segment of Itaucred.

e)	Coelho da Fonseca Empreendimentos Imobiliários Ltda. (Coelho da Fonseca)

In April 2008, Itaú Unibanco Holding signed a partnership agreement (“agreement”) with Coelho da Fonseca Empreendimentos Ltda., a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca, in the market of new and used real estate properties.

The investment of Itaú Unibanco Holding totaled R$ 124, of which R$ 94 refers to the acquisition of the exclusive right to offer and promotion of real estate financial products and services to the clients of Coelho da Fonseca for a 124-month period, and R$ 30 refers to advertising expenses, which shall be paid and recorded as expense over the term of the agreement, as well as advertising expenses to be incurred by Coelho da Fonseca.

We recorded the amount of R$ 94, paid to Coelho da Fonseca, as an intangible asset to be amortized over 124 months, i.e., the term of the agreement. We allocated this intangible asset to the Banking Services segment of Banco Itaú Unibanco.

f)	Dafra da Amazônia Indústria e Comércio Ltda. (Dafra)

In March 2008, Itaú Unibanco Holding signed a “partnership agreement“ ("agreement“) with Dafra, a motorcycles assembling company for the acquisition of the exclusive right to: (i) offer, distribute and market financial products and services to the clients of Dafra, and (ii) offer working capital loans to the Dafra dealers for the financing of motorcycles purchases.

The investment of Itaú Unibanco Holding totaled R$ 20 and it refers to the acquisition of said exclusive right for a 120-month period.

The amount of R$ 20, paid to Dafra, was recorded as an intangible asset to be amortized over the term of the agreement. We allocated this intangible asset to the Banking Services segment of Banco Itaú Unibanco.

g)	LPS Brasil – Consultoria de Imóveis S.A. (Lopes)

In December 2007, Itaú Unibanco Holding signed the following agreements with Lopes, a company that provides real estate consulting and sales services, aimed at establishing a partnership for incorporating a promotion company, which main activity will be the promotion of sales of real estate items (Promotion Company), which will operate in the market and offer of financial products and services to the clients of Lopes:

I. “Partnership Agreement”, signed by Itaú Holding and Lopes (which directly holds 50% of interest in the promotion company’s capital stock), the parties of which are Banco Itaú S.A., SATI – Assessoria Imobiliária Ltda. and OS Brasil – Consultoria de Imóveis S.A. (collectively, Lopes); and (the two latter jointly referred to as Lopes); and

II. Stockholders’ agreement regarding the shares of the promotion company, involving the same parties mentioned in the prior item.

Itaú Unibanco Holding invested, in the partnership agreement, R$ 304, as follows: R$ 290 were paid to SATI for the purchase of 50% of the exclusive right in the offer of financial products and services to the clients of Lopes for a 20-year period and R$ 14 as a capital contribution of 50% to be made in the Promotion Company. Lopes also undertook to contribute with R$ 14 for the other 50% of the Promotion Company's capital.

As mentioned, Itaú Unibanco Holding and Lopes shall hold 50% each of the Promotion Company’s capital, as soon as it is organized. SATI and Itaú Holding granted the rights on the offer of real estate financial products and services of Lopes’ clients to the Promotion Company.

We accounted for the amount of R$ 290, paid to Lopes, as an intangible asset which corresponds to 50% of the right to offer and promoter real estate financial products and services to the clients of Lopes. We estimated the useful life of this intangible asset at 20 years, term of the agreements mentioned above and, therefore, amortization period through which we will amortize it. We allocated these intangible assets to the Banking Services segment of Banco Itaú Unibanco.

h)	Strategic Partnership between Itaú Unibanco Holding and LASA (Lojas Americanas S.A.)

In December 2006, Itaú Unibanco Holding signed the following agreements with LASA, a retail company that operates in Brazil, aimed at establishing a partnership for incorporating a new company, Pandora Participações S.A., which main activity will be the exclusive offer of financial products and services to the clients of the Sky Shop S.A.’s television channel (Shoptime):

I. “Partnership Agreement”, signed by Itaú Unibanco Holding and LASA (which directly holds 50% of interest in the capital of Pandora Participações S.A.– “Pandora”), the intervening parties of which are Banco Itaú Unibanco S.A., o Banco Itaucard S.A. (a company controlled by Itaú Unibanco Holding and which directly holds 50% of interest in the capital of Pandora), Pandora and Shoptime (a subsidiary of LASA); and

II. Stockholders’ agreement regarding the shares of Pandora, involving the same parties mentioned in the prior item.

As mentioned above, Itaú Unibanco Holding and LASA have each 50% of interest in Pandora. LASA grants exclusive rights over the offer, distribution and marketing of financial products and services to the clients of Shoptime to Pandora for a 20-year term. Pandora holds and assigns such right to Itaú Unibanco Holding.

The investment of Itaú Unibanco Holding was R$ 69, through the capital increase of Pandora, and as a result Itaú Unibanco Holding obtained 2,000 new common shares issued by Pandora, representing 50% of the company’s capital stock. LASA will indemnify us, up to the amount of R$ 27, if certain performance targets are not achieved in the first eight years of the agreement.

NOTE 35 – COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

Itaú Unibanco and the individual selling shareholders of Itaú BBA assumed certain commitments under the terms of the sale term of the sale and purchase agreement of the Itaú BBA group. The key commitments, relate to: (i) a minimum spread over loans transferred at acquisition date in January 2004 and reimbursement of losses on those loans, (ii) an additional payment if treasury results exceed a target amount, (iii) a cash bonus to directors and officers accounted for a compensation if they continue employment for a minimum period and (iv) the selling shareholders committed to reimburse for pre-acquisition contingencies.

As of December 31, 2009 and 2008, net assets and liabilities related to the above-mentioned commitments amounted to R$ 356 and 263, respectively, which are presented in Other assets or Other liabilities, as appropriate.

NOTA 36 – SUBSEQUENT EVENTS

a)	Itaú XL

Itaú Unibanco and XL Swiss Holdings Ltd. (XL Swiss) entered into an agreement on November 12, 2009 for the acquisition by Itaú Unibanco of the interest in Itaú XL Seguros Corporativos S.A. (Itaú XL) held by XL Swiss. After the consummation of the transaction, Itaú XL will be a wholly owned subsidiary of Itaú Unibanco.

The consummation of the transaction is subject to the approval of the Brazilian Insurance Regulator (SUSEP).

b)	Itaubanco Defined Contribution Plan

During 2010, Itaú Unibanco initiated a process to offer to the participants of Plano de Aposentadoria Complementar – PAC (a defined benefit plan) to migrate their participation to Itaubanco Defined Contribution Plan. Upon the finalization of this process, the assets and liabilities related to participants that accepted the migration offer will be transferred to the new plan.

ITEM 19               EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)	*

2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts	(1)

4.(a)1	Share Purchase and Sale Agreement of BBA	(2)

4.(a)2	Shareholders’ Agreement dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	*

6
See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP.  See “Item 3A. Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.

8.1	List of subsidiaries	*

11.1	Code of Ethics (unofficial English translation)	*

11.2	Corporate Governance Policy (unofficial English translation)	*

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Chief Risk Officer and Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13	Chief Executive Officer, Chief Risk Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

(1)	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.

(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAÚ UNIBANCO HOLDING S.A.

By:	Roberto Egydio Setubal
Name:	Roberto Egydio Setubal
Title:	Chief Executive Officer

By:	Sérgio Ribeiro da Costa Werlang
Name:	Sérgio Ribeiro da Costa Werlang
Title:	Chief Financial Officer

Dated:  May 10, 2010