Form 20-F/A
period 2009-12-31
Itau Unibanco Holding S.A.
filed 2010-05-17
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes          ☐               No                 ☒

EXPLANATORY NOTE

Itaú Unibanco Holding S.A. is amending its annual report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2010 to address certain inconsistencies in the numbers disclosed and in the disclosure in the Annual Report.

For details on the amendments contained in this Form 20-F/A, refer to the following pages:

Item 3A. Selected Financial Data	page 10
Item 4A. History and Development of the Company	page 21
Item 4B. Business Overview	pages 28, 70 and 76
Item 5A. Operating Results	page 83
Item 5B. Liquidity and Capital Resources	page 100
Item 10E. Taxation	page 147

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address the disclosure inconsistencies identified. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on May 10, 2010.

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

(3) Common shares issued, no par value: 2,289,286,475 as of December 31, 2009; 1,708,760,440 as of December 31, 2008; 1,722,875,704 as of December 31, 2007; 1,666,399,405 as of December 31, 2006 and 1,666,399,405 as of December 31, 2005. As of December 31, 2009 we held 2,202 shares in treasury. We did not hold any shares in treasury as of December 31, 2008. As of December 31, 2007, 2006 and 2005, we held 14,115,264; 13,740,989 and 12,066,513, shares in treasury, respectively. We restated the quantity of shares retroactively to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

(4) Preferred shares issued, no par value: 2,281,649,744 as of December 31, 2009; 1,605,988,901 as of December 31, 2008; 1,637,613,901 as of December 31, 2007; 1,637,613,901 as of December 31, 2006 and 1,449,189,143 as of December 31, 2005.  As of December 31, 2009, 2008, 2007, 2006 and 2005, we held  43,588,307; 64,639,300; 50,428,978; 54,398,135 and 67,496,000 shares in treasury, respectively. We restated the quantity of shares retroactively  to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

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

Redecard

In July 2007, Banco Itaucard S.A. and Unibanco Participações Societárias S.A. sold approximately 107.6 million common shares (16.4% of the total capital) of Redecard, generating revenue of R$1,967 million after taxes. Subsequently, on March 2009 we obtained control of Redecard.

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

Real Estate Financing

As of December 31, 2009, we had approximately R$10,939 million in outstanding real estate loans. Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. According to Brazilian regulations, financial institutions are required to allocate at least 65% of their savings accounts balances to fund mortgage financing, of which 80% must be used to finance properties with value lower than R$500,000 and must have annual interest rates lower than 12%.

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

The following table sets forth our securities portfolio by currency as of December 31, 2009, 2008 and 2007.

(in millions of R$)
	Fair value		Amortized cost	Total
	Trading assets	Securities available for sale	Held-to-maturity securities
At 2009
Denominated in Brazilian currency	67,748	33,073	1,264	102,085
Denominated in Brazilian currency and indexed by foreign currency (1)	474	1,685	60	2,219
Denominated in foreign currency (1)	5,307	6,505	438	12,250
At 2008
Denominated in Brazilian currency	60,983	21,562	599	83,144
Denominated in Brazilian currency and indexed by foreign currency (1)	58	1,347	108	1,513
Denominated in foreign currency (1)	5,441	5,536	618	11,595
At 2007
Denominated in Brazilian currency	37,793	15,384	788	53,965
Denominated in Brazilian currency and indexed by foreign currency (1)	81	439	103	623
Denominated in foreign currency (1)	2,650	3,002	537	6,189
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

(in millions of R$, except percentages)
	2009	2008	2007	2006	2005
Non-accrual loans and foreclosed assets	15,717	7,760	5,012	4,231	2,223
Non-accrual loans	15,499	7,579	4,777	3,938	1,981
Foreclosed assets, net of reserves	218	181	235	293	242
Allowance for loan losses	19,968	12,202	7,473	6,426	3,933
Total loans and leases	245,736	169,700	116,459	83,759	55,382
Non-accrual loans as a percentage of total loans	6.3%	4.5%	4.1%	4.7%	3.6%
Non-accrual loans and foreclosed assets as a percentage of total loans	6.4%	4.6%	4.3%	5.1%	4.0%
Allowance for loan losses as a percentage of total loans	8.1%	7.2%	6.4%	7.7%	7.1%
Allowance for loan losses as a percentage of non-accrual loans	128.8%	161.0%	156.4%	163.2%	198.5%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	127.0%	157.2%	149.1%	151.9%	176.9%

Allowance for Loan and Lease Losses

The table below sets forth allowance for loan and lease losses for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

(in millions of R$, except percentages)
	2009	2008	2007	2006	2005
Balance at the beginning of period	12,202	7,473	6,426	3,933	2,811
Charge-offs	(9,490)	(5,904)	(5,566)	(3,617)	(2,339)
Commercial
Industrial and others	(3,883)	(2,069)	(1,921)	(1,770)	(1,037)
Import financing	(53)	(7)	(7)	-	-
Real estate loans	(72)	(78)	(170)	(123)	(99)
Lease financing including vehicle	(1,465)	(453)	(280)	(183)	(66)
Government	-	-	-	(3)	-
Individuals
Overdraft	(903)	(587)	(679)	(365)	(381)
Financing	(1,606)	(1,218)	(1,239)	(564)	(463)
Credit card	(1,508)	(1,482)	(1,263)	(609)	(293)
Agricultural	(1)	(10)	(7)	-	-
Recoveries	1,884	1,272	1,071	963	824
Commercial
Industrial and others	255	254	103	132	210
Real estate	207	166	169	161	116
Lease financing including vehicle	119	174	78	41	22
Individuals
Overdraft	398	232	194	161	152
Financing	769	401	468	376	250
Credit card	136	45	59	92	74
Net charge-offs	(7,606)	(4,632)	(4,495)	(2,654)	(1,515)
Provision for loan losses	15,372	9,361	5,542	5,147	2,637
Balance at the end of period	19,968	12,202	7,473	6,426	3,933
Ratio of charge-offs during the period to average loans outstanding during the period	4.3%	4.2%	6.1%	5.2%	4.9%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.4%	3.3%	4.9%	3.8%	3.1%
Ratio of allowance for loan losses to total loans and leases	8.1%	7.2%	6.4%	7.7%	7.1%

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

Use of Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are used for, but not limited to, the allowance for loan and lease losses, estimates of the fair value of financial instruments, estimates of fair value of assets and liabilities acquired in business combinations, the amount of valuation allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability , the definition of assumptions used for computing pension plan liabilities, the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable. Therefore, actual results could differ from our estimates. During 2009 as result of the acquisition of control of Redecard and  of the Association we recognized goodwill amounting to R$ 14,376 million and long-lived intangible assets (brand) of R$ 1,394 million. Goodwill corresponds to goodwill on the acquisition of control of Redecard which is one of our reporting units and is a publicly traded company. Long-lived intangible assets are related both to the Redecard brand and to brands acquired in connection with the Association. If the fair value of the reporting unit Redecard decreases and we concluded goodwill is impaired we may be required to recognize an impairment charge. Also if the fair value, considering market conditions and market-participants assumptions, of any of the brands acquired decreases with respect to its carrying amount we may be required also to recognize an impairment charge. In future periods we may be reducing or discontinuing the use of certain brands acquired which will likely result in a reduction on its estimated fair value.

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

In 2009, our non-interest income totaled R$40,436 million, an increase of R$24,661 million, or 156.3%, in 2009 compared to 2008. This increase was primarily due to the variation of R$12,127 million in trading income (loss) related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and to a lesser extent to the increase of R$4,538 million in fee and commission income and an increase of R$4,215 million in insurance premiums, income on private retirement plans and on capitalization plans, mainly associated with the consolidation of Unibanco and due to the increased acceptance of our products. We also had an increase of R$7,707 million in other non-interest income, mainly due to the recognition of a gain with the remeasurement of our previously held interest related to the acquisition of control  in Redecard and its consolidation in our financial statements. These increases were partially offset by the decrease of R$5,328   million in net gain (loss) on transactions of foreign subsidiaries. The exchange rate volatility after the turmoil in the international financial markets was the primary cause of this variation.

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

Other non-interest income totaled R$10,110 million in 2009, an increase of R$7,707 million, or 320.7%, compared to 2008. This increase was mainly due to the recognition of a gain with the remeasurement of our previously held interest related to the acquisition of control in Redecard and its consolidation in our financial statements, and to a lesser extent to the recognition of a bargain purchase gain related to the Association.

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

The following table sets forth our average deposits and borrowings for 2009, 2008 and 2007.

	For the years ended December 31,
	2009		2008		2007
	Average balance	% of total	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	382,880	84.5%	230,083	77.1%	151,391	72.5%
Interest-bearing deposits	159,296	35.2%	74,390	24.9%	45,287	21.7%
Savings deposits	40,998	9.0%	29,509	9.9%	25,256	12.1%
Deposits from banks	2,605	0.6%	1,461	0.5%	3,588	1.7%
Time deposits	115,693	25.5%	43,421	14.5%	16,443	7.9%

Securities sold under repurchase agreements	65,939	14.6%	45,234	15.2%	22,880	11.0%
Borrowings:	124,953	27.6%	89,589	30.0%	67,005	32.1%
Short-term borrowings	70,861	15.6%	58,252	19.5%	41,199	19.7%
Long-term debt	54,093	11.9%	31,337	10.5%	25,805	12.4%
Investment contracts	32,691	7.2%	20,870	7.0%	16,220	7.8%
Non-interest-bearing liabilities	70,272	15.5%	68,394	22.9%	57,431	27.5%
Non-interest bearing deposits	23,799	5.3%	21,198	7.1%	18,364	8.8%
Other non-interest bearing liabilities	46,474	10.3%	47,196	15.8%	39,067	18.7%
Total liabilities	453,152	100.0%	298,477	100.0%	208,822	100.0%

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

Such special treatment is not applicable to investors resident in tax haven locations, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including exchanges and over-the-counter markets. The taxation rate is then generally 15%. If such investors sell shares out of the financial markets, the income taxation rate shall raise to 25%.

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

Tax on Foreign Exchange on Financial Transactions (IOF/Câmbio)

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08, 6,453/08, 6,556/08,  6,613/08 and 6,983/09, IOF/Câmbio may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments.  The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

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

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale or other taxable disposition of our preferred shares or ADSs, unless the U.S. holder (i) establishes that it is an exempt recipient, or (ii) with respect to backup withholding,  provides a correct taxpayer identification number and certifies, under penalty of perjury, that is a U.S. person and that no loss of exemption from backup withholding has occurred. For taxable years beginning after December 31, 2010, the backup withholding rate is currently scheduled to increase to 31%. Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

Dated:  May 17, 2010