Form 20-F/A
period 2009-12-31
Itau Unibanco Holding S.A.
filed 2010-06-09
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Yes          ☐               No                 ☒

EXPLANATORY NOTE

Itaú Unibanco Holding S.A. is amending its annual report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2010, and as amended on May 17, 2010, to furnish Exhibit 101 to the Annual Report, as required by Rule 405 of Regulation S-T.

No other changes have been made to the Annual Report. The Annual Report speaks as its original filing date, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the Annual Report.

Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 19               EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)	(3)
2.(a)	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts	(1)
4.(a)1	Share Purchase and Sale Agreement of BBA	(2)
4.(a)2	Shareholders’ Agreement dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	(3)
6
See note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP.  See “Item 3A. Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.

8.1	List of subsidiaries	(3)
11.1	Code of Ethics (unofficial English translation)	(3)
11.2	Corporate Governance Policy (unofficial English translation)	(3)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(3)
12.2	Chief Risk Officer and Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	(3)
13	Chief Executive Officer, Chief Risk Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	(3)

101.INS	XBRL Instance Document	*
101.SCH	XBRL Taxonomy Extension Schema	*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	*
101.LAB	XBRL Taxonomy Extension Label Linkbase	*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	*
101.DEF	XBRL Taxonomy Extension Definition Linkbase	*

(1)	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.
(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on May 17, 2010.
*	Furnished herewith.

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

Dated:  June 9, 2010