Form 20-F
period 2010-12-31
Itau Unibanco Holding S.A.
filed 2011-06-27
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  December 31, 2010
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
Telephone number: +55-11-5019-1549

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each share:	Name of each exchange on which registered:
Preferred Share, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by
American Depositary Receipts), each
representing 1(one) Share of Preferred Stock	New York Stock Exchange

*Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

 Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2010 was:
2,289,284,273 Common Shares, no par value per share
2,255,083,729 Preferred Shares, no par value per share

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

Yes           ☒                No             ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Item 17                      ☐           Item 18                      ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           ☐          No             ☒

10B.	Memorandum and Articles of Association	166
10C.	Material Contracts	175
10D.	Exchange Controls	175
10E.	Taxation	176
10F.	Dividends and Paying Agents	182
10G.	Statement by Experts	182
10H.	Documents on Display	182
10I.	Subsidiary Information	182

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	183

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	194

12A.	Debt Securities	194
12B.	Warrants and Rights	194
12C.	Other Securities	194
12D.	American Depositary Shares	194

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	195

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	195

ITEM 15	CONTROLS AND PROCEDURES	196

ITEM 16	[RESERVED]	197

16A.	Audit Committee Financial Expert	197
16B.	Code of Ethics	197
16C.	Principal Accountant Fees and Services	197
16D.	Exemptions from the Listing Standards for Audit Committees	198
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	198
16F.	Change in Registrant’s Certifying Accountant	198
16G.	Corporate Governance	199

PART III

ITEM 17	FINANCIAL STATEMENTS	202

ITEM 18	FINANCIAL STATEMENTS	202

ITEM 19	EXHIBITS	203

INTRODUCTION

On November 3, 2008, the controlling shareholders of Itaúsa – Investimentos Itaú S.A., or Itaúsa, and of Unibanco Holdings S.A., or Unibanco Holdings, entered into an association agreement to combine the financial operations of Banco Itaú Holding Financeira S.A. (now Itaú Unibanco Holding S.A.), Unibanco Holdings and its subsidiary Unibanco - União de Bancos Brasileiros S.A., or Unibanco.  We refer to these transactions as the Association.  The Central Bank of Brazil, or the Central Bank, approved the transactions on February 18, 2009.  For purpose of generally accepted accounting principles in the United States, or U.S. GAAP, the consummation date of the transaction was February 18, 2009.

All references in this annual report to (1) “Itaú Unibanco Holding,” “Itaú Holding,” ”we,” “us,” or “our,” are to Itaú Unibanco Holding S.A. (formerly Banco Itaú Holding Financeira S.A.) and its consolidated subsidiaries, except where otherwise specified or the context otherwise requires; (2) “Itaú Unibanco,” is to Itaú Unibanco S.A. (formerly Banco Itaú S.A.) and “Itaú BBA” is to Banco Itaú BBA S.A., in each case, together with its consolidated subsidiaries, except where otherwise specified or the context otherwise requires; (3) the “Itaú Financial Group” are to Itaú Holding and all of its subsidiaries before the Association; (4) the “Unibanco Financial Group” are to Unibanco Holdings and all of its subsidiaries before the Association; (5) “Itaú Unibanco Group” is to Itaú Unibanco Holding together with its subsidiaries and affiliates; (6) the “Brazilian government” is to the federal government of the Federative Republic of Brazil; (7) “preferred shares” and “common shares” are to our authorized and outstanding shares of preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value; (8) “ADSs” are to our American Depositary Shares (one ADS represents one preferred share); (9) the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil, and (10) “US$,” “dollars” or “U.S. dollars” are to United States dollars.

As of December 31, 2010 and June 14, 2011, the selling rate for purchasing U.S. dollars was R$1.6662 to US$1.00 and R$1.5821  to US$1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with U.S. GAAP, as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008.

We use accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank for our reports to Brazilian shareholders, in filings with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, for the determination of dividend payments, and for the determination of tax liability. Accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank differ significantly from U.S. GAAP, and you should consult your own professional advisers for an understanding of the differences between such accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank and U.S. GAAP, and how those differences might affect your analysis of our your investment.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

As from December 31, 2010 the Central Bank has requested banks to present as additional information financial statements prepared in accordance with IFRS as approved by the IASB (except that as part of a transition process for 2010, no comparative information is required to be presented). Beginning on December 31, 2011 Itaú Unibanco Holding is required to present (as additional information to the financial statements in accordance with accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank) financial statements prepared under IFRS as approved by IASB. Itaú Unibanco Holding is assessing whether future financial statements to be included in Annual Report on Form 20-F will continue to be prepared under U.S. GAAP or will be those prepared under IFRS.

Certain industry data presented in this annual report have been derived from the following sources: the Central Bank System (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or ABEL; the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; the Brazilian financial and capital markets association (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or ANBIMA; the National Monetary Council (Conselho Monetário Nacional), or CMN, and the insurance industry regulator (Superintendência de Seguros Privados), or SUSEP.

You should assume that the information appearing in this annual report is accurate only as of the date to which it refers or as of the date of this annual report, as the case may be. Our business, financial condition, results of operations and prospects may have changed since that date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that are or may constitute forward-looking statements, including but not limited to statements in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•          General economic, political and business conditions in Brazil and changes in inflation, interest rates, exchange rates and the performance of financial markets;

•          Disruptions and volatility in the global financial markets;

•          Difficulties in integrating acquired or merged businesses;

•          Government regulations and tax laws and changes therein;

•          Competition and industry consolidation;

•          Increases in reserve and compulsory deposit requirements;

•          Changes in our loan, securities and derivatives portfolios;

•          Our exposure to Brazilian government debt;

•          Incorrect pricing expectations and inadequate reserves;

•          Effectiveness of our risk management policies;

•          Losses associated with counterparty exposures;

•          The ability of our controlling shareholder to direct our business;

•          Regulation of our business on a consolidated basis; and

•          Other risk factors as set forth under “Item 3D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3A. Selected Financial Data

You should read the following selected financial data in conjunction with the “Introduction” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.  The information below is qualified in its entirety by reference to our consolidated financial statements included in Item 18 in this annual report.

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil  applicable to institutions authorized to operate by the Central Bank, or Brazilian GAAP. Accounting principles and standards generally applicable under Brazilian GAAP include those established by Brazilian Corporate Law (Law No. 6,404, as amended, including Law No. 11,638), by the accounting pronouncements committee (Comitê de Pronunciamentos Contábeis), or CPC, which began issuing standards in 2007, and by the federal accounting council (Conselho Federal de Contabilidade), or CFC, while interpretative guidance was issued before the CPC became active by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil), or IBRACON.  In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of accounting pronouncements issued by accounting standard setters, such as the CPC, depends on approval of the pronouncement by the CMN and the Central Bank which also establishes the effective date of the pronouncements. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.  See “Item 9C. Markets” for additional information.

We have prepared consolidated balance sheets as of December 31, 2010 and 2009 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the years ended December 31, 2010, 2009 and 2008, all stated in reais, in accordance with U.S. GAAP. The U.S. GAAP financial statements are included in this annual report and are referred to as our consolidated financial statements. The consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report. We have also prepared audited financial statements in accordance with U.S. GAAP as of and for the years ended 2007 and 2006 that are not included herewith.

On November 3, 2008, an association agreement was entered into between the controlling stockholders of Itaúsa and of Unibanco Holdings and of its subsidiary Unibanco. Such transaction was consummated in February 2009 and resulted in Itaú Unibanco Holding acquiring control of Unibanco Holdings and of its subsidiary Unibanco. The financial statements of Itaú Unibanco Holding for the year ended and as of December 31, 2008 do not include any effect from such transaction. See Note 3 to our consolidated financial statements for additional information.

U.S. GAAP Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

Statement of Income

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
		(in millions of R$)
Net interest income	43,545	40,691	21,141	21,332	17,043
Provision for loan and lease losses	(11,871)	(15,372)	(9,361)	(5,542)	(5,147)
Net interest income after provision for loan and lease losses	31,674	25,319	11,780	15,790	11,896
Fee and commission income	16,630	13,479	8,941	7,832	6,788
Equity in earnings of unconsolidated companies, net	308	(9)	474	476	566
Insurance premiums, income on private retirement plans and capitalization plans	6,410	8,132	3,917	3,500	3,479
Other non-interest income (1)	7,890	18,834	2,443	5,207	3,781
Operating expenses (2)	(23,611)	(20,590)	(12,579)	(11,177)	(10,051)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(5,179)	(6,452)	(3,301)	(2,509)	(2,663)
Other non-interest expense (3)	(17,294)	(15,253)	(8,131)	(7,341)	(5,347)
Net income before taxes on income and extraordinary item	16,828	23,461	3,544	11,778	8,449
Taxes on income	(4,937)	(8,849)	1,334	(4,147)	(2,434)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	-	-	29	-
Net income	11,891	14,612	4,878	7,660	6,015

Net income attributable to noncontrolling interests	(824)	(527)	(29)	2	22
Net income attributable to Itaú Unibanco Holding	11,067	14,085	4,849	7,662	6,037

(1) Other non-interest income consists of net trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on transactions of foreign subsidiaries and other non-interest income.
(2) Operating expenses consist of salaries and employee benefits and administrative expenses.
(3) Other non-interest expense consist of depreciation of premises and equipment, amortization of other intangible assets and other non-interest expense.

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
		(in R$, except number of shares)
Basic earnings per share (1):
Common	2.44	3.25	1.49	2.32	1.93
Preferred	2.44	3.25	1.49	2.32	1.93
Diluted earnings per share (1)(3):
Common	2.43	3.24	1.48	2.31	1.92
Preferred	2.43	3.24	1.48	2.31	1.92
Dividends and interest on stockholders’ equity per share (2)(3):
Common	0.70	0.92	1.16	0.68	0.71
Preferred	0.70	0.92	1.16	0.68	0.71
Weighted average number of shares outstanding (3):
Common	2,288,034,273	2,192,530,134	1,708,760,440	1,708,796,764	1,654,094,971
Preferred	2,245,448,240	2,143,753,894	1,554,841,088	1,589,475,999	1,470,348,594

(1) Earnings per share have been computed following the “two class method” set forth by ASC 260 Earnings Per Share. See “Item 10B. Memorandum and Articles of Association” for a description of our two classes of stock. See Note 20 to the consolidated financial statements for a detailed calculation of earnings per share.

(2) Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders.  See "Item 8A. Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends" and “Item 10E. Taxation – Interest on Stockholders’ Equity” for a description of interest on stockholders’ equity.

(3) We restated the quantity of shares retroactively to reflect the effect of bonus shares of one bonus share for every ten shares previousy owned and one bonus share for every four shares previously owned, as approved at the annual shareholders´ meetings on April 24, 2009 and April 23, 2008, respectively. Also restated to reflect a 2-for-1 stock split of our capital stock approved at the annual Shareholders' meeting on August 27, 2007.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
		(in US$)
Dividends and interest on stockholders’ equity per share (1)(2)(3):
Common	0.42	0.53	0.50	0.38	0.33
Preferred	0.42	0.53	0.50	0.38	0.33

(1) Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. See "Item 8A. Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends" and "Item 10E. Taxation - Brazilian Tax Considerations - Interest on Stockholders Equity" for a description of interest on stockholders’ equity.

(2) Translated into US$ from reais at the selling rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

(3) We restated the quantity of shares retroactively to reflect the effect of bonus shares of one bonus share for every ten shares previousy owned and one bonus share for every four shares previously owned, as approved at the annual shareholders´ meetings on April 24, 2009 and April 23, 2008, respectively. Also restated to reflect a 2-for-1 stock split of our capital stock approved at the annual Shareholders' meeting on August 27, 2007.

Balance Sheet Data

Assets

	As of December, 31
	2010	2009	2008	2007	2006
	(in millions of R$)
Cash and due from banks (1)	5,568	5,355	3,492	3,187	2,851
Interest-bearing deposits in other banks	57,566	89,085	49,677	38,288	26,236
Securities purchased under resale agreements	34,734	56,714	44,783	21,309	8,668
Central Bank compulsory deposits	85,790	13,869	11,314	17,214	15,136
Trading assets, at fair value	140,003	73,529	66,483	40,524	28,095
Available-for-sale securities, at fair value	44,636	41,263	28,445	18,825	13,560
Held-to-maturity securities, at amortized cost	2,506	1,762	1,325	1,428	1,589
Loans and leases	298,169	245,736	169,700	116,459	83,759
Allowance for loans and lease losses	(20,138)	(19,968)	(12,202)	(7,473)	(6,426)
Investments in unconsolidated companies	3,597	4,321	2,398	1,859	1,350
Premises and equipments, net	5,151	4,572	2,965	2,755	2,884
Goodwill and intangible assets, net	32,812	37,280	7,099	7,583	6,613
Other assets	56,186	45,570	25,896	17,848	15,850
Total assets	746,580	599,088	401,375	279,806	200,167

Average interest-earning assets (2)	544,252	453,883	287,667	200,127	145,387
Average non-interest-earning assets (2)	68,024	60,812	46,662	41,587	28,688
Average total assets (2)	612,276	514,695	334,329	241,714	174,074

Liabilities

	As of December, 31
	2010	2009	2008	2007	2006
		(in millions of R$)
Non-interest bearing deposits	26,439	25,884	24,106	28,134	19,102
Interest bearing deposits	176,221	165,024	126,696	53,491	42,076
Securities sold under repurchase agreements	97,972	66,174	49,492	23,399	10,888
Short-term borrowings	123,041	80,725	54,277	48,178	30,983
Long-term debt	84,768	58,976	37,672	31,027	21,068
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	11,246	13,487	4,766	5,394	5,242
Investment contracts	49,217	38,063	24,322	18,630	14,252
Other liabilities	87,975	68,721	44,412	33,944	26,934
Total liabilities	656,879	517,054	365,743	242,197	170,546
stockholders’ equity:
Common shares (3)	21,046	21,046	7,372	5,948	4,575
Preferred shares (4)	24,208	24,208	9,882	8,560	8,560
Total capital stock	45,254	45,254	17,254	14,508	13,135
Other stockholders’ equity (5)	31,371	24,023	17,133	21,747	15,055
Total stockholders’ equity of Itaú Unibanco Holding	76,625	69,277	34,387	36,255	28,190
Noncontrolling interest	13,076	12,757	1,245	1,354	1,430
Total stockholders’ equity	89,701	82,034	35,632	37,609	29,621
Total liabilities and stockholders’ equity	746,580	599,088	401,375	279,806	200,167

Average interest-bearing liabilities (2)	458,755	382,880	230,083	151,391	104,073
Average non-interest-bearing liabilities (2)	80,202	70,272	68,394	57,431	46,934
Total average stockholders’ equity (2)	73,320	61,544	35,852	32,892	23,068
Total average liabilities and stockholders’ equity (2)	612,276	514,695	334,329	241,714	174,074

(1) Includes restricted cash in the amount of R$84 million, R$89 million, and R$144 million as of December 31, 2008, 2007 and 2006, respectively. We had no restricted cash as of December 31, 2010 and 2009.

(2) See “Item 4B. Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2010, 2009, and 2008.

(3) Common shares issued, no par value: 2,289,286,475 as of December 31, 2010 and 2009; 1,708,760,440 as of December 31, 2008; 1,722,875,704 as of December 31, 2007 and 1,666,399,405 as of December 31, 2006. As of December 31, 2010 and 2009, we held 1,502,202 and 2,202, shares in treasury, respectively. We did not hold any shares in treasury as of December 31, 2008. As of December 31, 2007 and 2006, we held 14,115,264 and 13,740,989, shares in treasury, respectively. We restated the quantity of shares retroactively to reflect the effect of bonus shares of one bonus share for every ten shares previousy owned and one bonus share for every four shares previously owned, as approved at the annual shareholders´ meetings on April 24, 2009 and April 23, 2008, respectively. Also restated to reflect a 2-for-1 stock split of our capital stock approved at the annual Shareholders' meeting on August 27, 2007.

(4) Preferred shares issued, no par value: 2,281,649,744 as of December 31, 2010 and 2009; 1,605,988,901 as of December 31, 2008; 1,637,613,901 as of December 31, 2007 and 1,637,613,901 as of December 31, 2006.  As of December 31, 2010, 2009, 2008, 2007 and 2006, we held  26,566.015; 43,588,307; 64,639,300; 50,428,978 and 54,398,135 shares in treasury, respectively. We restated the quantity of shares retroactively to reflect the effect of bonus shares of one bonus share for every ten shares previousy owned and one bonus share for every four shares previously owned, as approved at the annual shareholders´ meetings on April 24, 2009 and April 23, 2008, respectively. Also restated to reflect a 2-for-1 stock split of our capital stock approved at the annual Shareholders' meeting on August 27, 2007.

(5) Other stockholders’ equity includes treasury shares, additional paid-in capital, other accumulated comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
Profitability and performance
Net interest margin (1)	8.0	9.0	7.3	10.7	11.7
Return on average assets (2)	1.8	2.7	1.5	3.2	3.5
Return on average equity (3)	15.1	22.9	13.5	23.3	26.2

Liquidity
Loans and leases as a percentage of total deposits (4)	147.1	128.7	112.5	142.7	136.9

Capital
Total stockholders' equity as a percentage of total assets (5)	10.3	11.6	8.6	13.0	14.1

(1) Net interest income divided by average interest-earning assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2010, 2009 and 2008.

(2) Net income attributable to Itaú Unibanco Holding divided by average total assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2010, 2009 and 2008.

(3) Net income attributable to Itaú Unibanco Holding divided by average stockholders' equity.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and shareholders’ equity for the years ended December 31, 2010, 2009 and 2008.

(4) Loans and leases as of year-end divided by total deposits as of year-end.

(5) Total stockholders' equity as of year-end divided by total assets as of year-end.

Exchange Rates

Before March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. The commercial market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from the Central Bank, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The floating rate exchange market generally applied to specific transactions for which Central Bank approval was not required. Rates in the two markets were generally the same. On March 4, 2005, the CMN, through Resolution No. 3,265 effective March 14, 2005, as updated by CMN Resolution No. 3,568 of May 29, 2008, unified the two markets and allowed the exchange rate to float freely for all purposes. Recently, CMN issued Resolutions No. 3,844 and No. 3,845, both dated March 3, 2010, and the Central Bank issued Circulars No. 3,491, No. 3,492 and No. 3,493, all dated March 24, 2010, which consolidate and simplify certain exchange rules and related procedures. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the performance of international transfers in reais by any individual or legal entity, subject to certain regulatory procedures.

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

As of June 14, 2011, the U.S. dollar-real exchange rate was R$1.5821 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011 (through June 14, 2011)	1.5654	1.6912	1.6164	1.5821

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High	Average (1)	Year-End
December 2010	1.6662	1.7117	1.6934	1.6662
January 2011	1.6510	1.6912	1.6749	1.6734
February 2011	1.6612	1.6776	1.6680	1.6612
March 2011	1.6287	1.6757	1.6591	1.6287
April 2011	1.5654	1.6194	1.5864	1.5733
May 2011	1.5747	1.6339	1.6135	1.5799
June 2011 (through June 14, 2011)	1.5744	1.5938	1.5835	1.5821

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

The following section does not describe all the risks of an investment in our preferred shares and ADSs. You should carefully read this annual report in its entirety. You should consider, among other things, the risk factors with respect to Itaú Unibanco Holding, to Brazilian financial institutions and to Brazil not normally associated with investments in securities of United States, European and other similar issuers, including those risk factors set out below. Our business, results of operations, financial condition or prospects could be negatively affected if any of such risks occurs, and as a result, the trading price of our preferred shares and ADSs could decline and you could lose all or part of your investment.

You should further note that the risk factors described below are not the only risks we face or that relate to an investment in our preferred shares and ADSs. These are the risks we consider material as of the date of this annual report. There may be additional risks that we currently consider immaterial or of which we are currently unaware, and any of these risks could have similar effects to those set forth below.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our business, financial condition and results of operations, and, as a consequence, on the market price of our preferred shares and ADSs.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, increases in interest rates, changes in tax policies, price controls, capital control limits on selected imports and, prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;

•	reserve requirements;

•	capital requirements;

•	liquidity of capital, financial and credit markets;

•	general economic growth, inflation and currency fluctuations;

•	tax and regulatory policies;

•	restrictions on remittances abroad and other exchange controls;

•	increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations with us; and

•	other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

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

In addition, changes in administrations may result in changes in government policy that may affect us. Uncertainty over whether the Brazilian government in the future will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us, and, as consequence, on the market price of our preferred shares and ADSs.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. While the Brazilian government has been able to keep inflation close to target levels in the last 12 years, we cannot assure you that it will continue to be able to do so. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. From 2004 to 2010, the average annual inflation was 4.7%. Expected inflation for 2011, as surveyed by the Central Bank, is 5.78%.

Measures to combat historically high rates of inflation have included maintaining a tight monetary policy with high interest rates, resulting in restrictions on credit and short-term liquidity. Between 2005 and 2010, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) or the SELIC, varied between 19.75% per year and 8.75% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. For example, the real depreciated 15.7%, 34.3% and 24.2% against the U.S. dollar in 2001, 2002 and 2008, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7% and 34.2% against the U.S. dollar in 2003, 2004, 2005, 2006, 2007 and 2009, respectively. In 2010, the real appreciated 4.5% against the U.S. dollar from an exchange rate of R$1.74 per US$1.00 as of December 31, 2009 to an exchange rate of R$1.67 per US$1.00 as of December 31, 2010. The average exchange rate in 2010 was R$1.76 per US$1.00 compared with an average exchange rate of R$1.99 per US$1.00 in 2009.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. As of December 31, 2010, 19.9% of our total assets and 23.1% of our total liabilities were denominated in, or indexed to, a foreign currency. Although as of December 31, 2010, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of such investments, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, a depreciation of the real could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies, (ii) impairments to our ability to pay dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negatively affect the market price of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market price of our preferred shares and ADSs.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the United States, the European Union, and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

Risks Relating to Our Business and the Banking Industry

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets deteriorated sharply beginning in late 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies experienced significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity and caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans past due more than 60 days from 4.5% of total loans in December 31, 2008 to 6.3% December 31, 2009. As of December 31, 2010, our non-performing loans past due more than 60 days represented 5.1% of our total loan portfolio.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, materially and adversely affect the market price of Brazilian securities and have a material adverse effect on our business, financial condition and results of operations. In addition, institutional failures and disruption of the financial market in Brazil and the other countries in which we operate could restrict our access to the public equity and debt markets.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past and may make further acquisitions in the future as part of our growth strategy in the Brazilian financial services industry. Recent transactions include the association between Itaú Holding and Unibanco (announced in the last quarter of 2008, approved by the Central Bank in the first quarter of 2009 and approved by Brazilian anti-trust authorities (Conselho Administrativo de Defesa Econômica), or CADE, in third quarter of 2010). We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

Any acquisition and merger of institutions and assets and the integration of such institutions and assets involves certain risks including the risk that:

•
integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

•	we may incur unexpected liabilities or contingencies relating to the acquired businesses; and

•
antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction.

In addition, the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved. If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

Changes in applicable law and regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over applicable law and government regulations, which govern all aspects of our operations, including regulations that impose:

•	minimum capital requirements;

•	reserve and compulsory deposit requirements;

•	restrictions on credit card activities;

•	minimum levels for federal housing and rural sector lending;

•	funding restrictions;

•	lending limits, earmarked lending and other credit restrictions;

•	limits on investments in fixed assets;

•	corporate governance requirements;

•	limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;

•	accounting and statistical requirements; and

•	other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies and insurance companies, is continuously evolving. Parts of our business that are not currently subject to government regulation may become regulated in the future. For example, there are several legislative proposals currently under discussion in the Brazilian congress. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on such international developments. The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition, and results of operations, including our ability to provide loans, make investments or render certain financial services. See “Item 4B. Business Overview - Regulation and Supervision.”

Tax reforms may have a material adverse impact on our results of operations.

To maintain its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes or assessments, changes in the bases of calculation or rates of assessments, including rates applicable solely to the banking industry, and occasional enactment of temporary taxes for designated governmental purposes. For example, in October, 2010, the Brazilian government increased the tax on financial transactions (Imposto Sobre Operações Financeiras) or IOF on foreign exchange transactions carried out by foreign investors for purposes of investing in the Brazilian financial and capital markets to a 6.0% rate. See “Item 4B. Business Overview - Regulation and Supervision — Taxation — Taxation on Financial Transactions.” The effects of these changes and any other changes that could result from the enactment of additional taxation cannot be quantified. These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

Future changes in tax policy that may affect financial operations include the creation of new taxes. Until 2007, certain financial transactions were subject to the temporary contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira) or CPMF. However, much uncertainty exists as to whether the CPMF, or similar taxes, will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian government. Major tax reforms in Brazil have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including an increase in competition from Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations by CMN that facilitate the customer’s ability to switch business between banks. See “Item 4B. Business Overview - Regulation and Supervision.” The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and to the extent it limits investment opportunities.

Increases in reserve and compulsory deposit requirements may have a material adverse effect on business, financial condition and results of operations.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements in the future or impose new requirements.

Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

The compulsory deposits generally do not yield the same return as other investments and deposits because a portion of compulsory deposits:

•	do not bear interest;

•	must be held in Brazilian government securities; and

•	must be used to finance government programs, including a federal housing program and rural sector subsidies.

Recently, the CMN and the Central Bank enacted rules changing certain capital adequacy and reserve requirements that could have a material adverse effect on us. The most significant changes introduced by the new rules include (i) increase of the capital requirement for consumer loans entered into after December 6, 2010, with maturity of 24 months or longer (with some exceptions), and (ii) increase of reserve requirements for deposits. In addition, the Central Bank enacted rules establishing a cash reserve requirement for financial institutions with foreign exchange operations. For more detailed information on compulsory deposits and capital requirements, see “Item 4B. Business Overview - Regulation and Supervision.”

As of December 31, 2010, we had R$81,054 million in interest-bearing compulsory deposits and R$4,736 million in non-interest-bearing compulsory deposits. For more detailed information on compulsory deposits, see “Item 4B. Business Overview - Selected Statistical Information — Central Bank Compulsory Deposits.”

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2010, our loan and financing portfolio was R$298,169 million, compared to R$245,736 million as of December 31, 2009. Our allowance for loan losses was R$20,138 million, representing 6.8% of our total loan portfolio, as of December 31, 2010, compared to R$19,968 million, representing 8.1% of our total loan portfolio, as of December 31, 2009. The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our merger and acquisition activity and is dependent on domestic and, to a lesser extent, international economic conditions. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of clients, particularly individuals and small and middle-market companies, that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default. A future increase in our loan portfolio, as well as a shift to higher margins and higher risk products, could result in increased default rates, which could have a material adverse effect on our business, financial condition and results of operations.

The value of our securities and derivatives positions are subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2010, investment securities represented R$179,356 million, or 24.0% of our assets, and derivative financial instruments, represented R$7,789 million, or 1.0% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period and are impacted by domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Such losses could materially and adversely affect our results of operations and financial condition. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Exposure to Brazilian government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2010, approximately 11.1% of our total assets, and 44.1% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or our results of operations and financial condition may be materially and adversely affected.

Our insurance and pension plan business sets prices and establishes reserves for many of our insurance and pension products based upon actuarial or statistical estimates. The pricing of our insurance and pension products and the insurance and pension plans reserves carried to pay future policyholder benefits and claims are each based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and timing of receipt or payment of premiums, contributions, benefits, claims, expenses, interest credits, investment results, interest rates, retirement, mortality, morbidity and persistency. Although we frequently review the pricing of our insurance and pensions products and the adequacy of our insurance and pension plans reserves, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums and contributions will be sufficient for payment of benefits and claims. Significant deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plans products. In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which the determination is made, which may have a material adverse effect on our business, financial condition and results of operations.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk, or VaR, stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

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

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

Our controlling shareholder has the ability to direct our business.

As of May31, 2011, Itaú Unibanco Participações S.A., or IUPAR, our controlling shareholder, directly owned 51.00% of our common stock and 25.54% of our total capital stock. See “Item 7A. Major Shareholders.” As a result, IUPAR has the power to control us, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our preferred shares and ADSs.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular, any investigation of, or intervention by the Central Bank in, the affairs of any of our subsidiaries could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us.

Risks Relating to the Preferred Shares and the ADSs

                The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54.4% of the aggregate market capitalization of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA, as of December 31, 2010. Therefore, the ability of the holders to sell the preferred shares underlying the ADSs at the price and at time they desire may be limited.

The preferred shares and ADSs generally do not have voting rights.

According to Brazilian corporate law and our bylaws , holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

In the limited circumstances where preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. Despite there are no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares, there are practical limits to the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our preferred shareholders will either receive notice directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will only receive notice directly from us, if they are properly registered in our mailing list. If they are not registered in our mailing list, they will receive the notice only through the depositary bank.

In accordance with the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in turn, to the extent practicable, mail to holders of ADSs the notice of such meeting and instructions on how the ADS holder can participate in the shareholders meeting. To exercise their voting rights, ADS holders must  instruct the depositary bank on how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

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

Holders of our preferred shares and ADSs may not receive any dividends

According to our bylaws, we are obligated to pay our shareholders at least 25% of our annual adjusted net income, which may differ significantly from our net income calculated under U.S. GAAP.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law.  In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.  See “Item 8A. Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends” and “Item 10B. Memorandum and Article of Association - Calculation of Distributable Amount.”

As a holder of ADSs, you have shareholder rights that differ from those of shareholders of companies organized under the laws of the United States or other jurisdictions

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of the preferred shares may have different rights with respect to protection of their interests, including measures related to actions taken by our board of directors or the holders of our common shares, which may differ from the laws of other jurisdictions outside Brazil.

ITEM 4 INFORMATION ON THE COMPANY

4A.	History and Development of the Company

Our commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and registered under NIRE 35300010230. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267. Investor information can be found on our website at www.itauri.com. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.  Our agent for service of process in the United States is the general manager of our New York branch, which is located at 540 Madison Avenue, New York, NY 10022-3721.

General

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973 we have operated through Banco Itaú S.A., now Itaú Unibanco. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association.

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an association agreement to combine the operations of Itaú Holding (now Itaú Unibanco Holding) and its subsidiaries and Unibanco Holdings, Unibanco and Unibanco’s subsidiaries. To effect the Association, we carried out a corporate restructuring pursuant to which Unibanco Holdings and its subsidiary Unibanco became wholly owned subsidiaries of Itaú Unibanco Holding through a series of transactions:

•	the merger of all shares of E. Johnston Representação e Participações S.A., or E. Johnston, into Itaú Unibanco,

•	the merger of all shares of Unibanco Holdings and Unibanco that were not already indirectly held by Itaú Unibanco into Itaú Unibanco, and

•	the merger of all shares of Itaú Unibanco into Itaú Unibanco Holding.

A merger of shares means “incorporação de ações,” as defined by article 252 of the Brazilian Corporate Law, and is a corporate restructuring where one company (A) exchanges its shares for shares of another company (B), and as a consequence the shareholders of B become shareholders of A, and A becomes the sole shareholder of B. The shareholders of each of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston, Unibanco Holdings and Unibanco approved the transactions at extraordinary shareholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank in February 2009, and the minutes of the shareholders’ meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009. The Association was approved with no restrictions by CADE on August 18, 2010.

The shares of Itaú Unibanco Holding, including those issued in exchange for shares of Unibanco and Unibanco Holdings, commenced trading under the same symbol on March 31, 2009. In May 2009, the trading symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed. At the extraordinary shareholders’ meeting held on November 28, 2008, our shareholders approved the change of our corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. At the extraordinary shareholders’ meeting held on April 24, 2009, our shareholders approved a further change of our corporate name to Itaú Unibanco Holding S.A., which change was approved by the Central Bank on August 12, 2009. Finally, at the extraordinary shareholders’ meeting held on April 30, 2009, the shareholders of Itaú Unibanco approved the change of the corporate name of Banco Itaú S.A. to Itaú Unibanco S.A., which change was approved by the Central Bank on December 30, 2009.

Since the Association we have been working on the integration of the operations of the two banks. The main initiatives regarding integration carried out since then are:

•	the adoption of a new corporate governance structure by the board of directors;

•
the integration of the corporate, investment banking, brokerage, asset management, vehicle lending, private banking and treasury divisions, which have been operating on a unified basis since the first quarter of 2009;

•	the interconnection of ATMs; and

•	reporting under a single annual report and the adoption of unified corporate governance policies and risk management.

In addition, the integration of Unibanco branches under the “Itaú” brand, which began in the first quarter of 2010, was completed on October 24, 2010.

As of December 31, 2010, we were the largest bank in Brazil based on market capitalization according to Bloomberg.

As described in detail under “7A. Major Shareholders — Shareholders’ Agreement  — Bank of America” in several transactions in June 2010 Bank of America Corporation, or BAC, a shareholder of Itaú Unibanco Holding, sold all 188,424,758 preferred shares issued by Itaú Unibanco Holding and owned by BAC.

On March 30, 2011, BlackRock, Inc. informed us, according to Article 12 of CVM Rule No. 358 that it owned preferred shares representing approximately 7% of the issued preferred shares of Itaú Unibanco Holding.  In addition, BlackRock, Inc. informed us that it holds our shares for investment purposes only.

On April 25, 2011, our shareholders approved a reverse split of our common and preferred shares in the proportion of 100 shares to one share of the same type in order to adjust our shareholder base to reduce administrative costs and improve the efficiency of our book-entry system.  Our shareholders also approved a simultaneous stock split of one share to 100 shares, which will maintain the market price of our shares at an appropriate level to ensure liquidity.  This transaction is subject to ratification by the Central Bank.  Once this is approved and we provide additional details through an announcement to the market, we will establish a period of at least 60 days for holders of our common and preferred shares holding shares in a number not a multiple of 100 share lots to adjust their share lots at their discretion through the BM&FBOVESPA.  Once the 60-day period for adjustment of shareholdings has expired, fractional shares arising from the reverse split will be regrouped into integral numbers and sold at an auction through BM&FBOVESPA.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview – Selected Statistical Information” for additional information relating to our business.

Capital Expenditures and Divestitures

In 2008 and 2010, there were no significant divestitures.  See “Item 5B. Liquidity and Capital Resources – Capital – Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

In 2009, we sold equity interests held in (i) Unibanco Saúde Seguradora S.A., or Unibanco Saúde Seguradora and (ii) Allianz Seguros S.A., or Allianz Seguros.

In 2011, we entered into an agreement for the purchase of 49% of Banco CSF S.A., or Banco Carrefour.

Unibanco Saúde Seguradora

On December 16, 2009, Itaú Seguros S.A., or Itaú Seguros, and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco, for R$55 million. Depending on the performance of Unibanco Saúde Seguradora in the 12-month period after the closing date of the transaction, Itaú Seguros and Itaú Unibanco may be entitled to an additional payment of up to R$45 million. CADE approved the transaction in December 2009. The Brazilian National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, approved the transaction on April 1, 2010. The closing of the transaction occurred on April 29, 2010.

Allianz Seguros

On December 29, 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase for R$109 million of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros. The transaction closed on January 14, 2010 and was approved by CADE in March 2010. We notified, SUSEP, of the transaction.

Proposed Acquisition of an Interest in Banco Carrefour

On April 14, 2011 Itaú Unibanco, an entity controlled by Itaú Unibanco Holding, one of our main operating subsidiaries, entered into a share purchase and sale agreement governing the acquisition by Itaú Unibanco of 49% of Banco Carrefour for the amount of R$ 725 million. Banco Carrefour is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil and includes 163 hypermarkets and supermarkets and related e-commerce channels, and had 7.7 million accounts and a credit portfolio (gross book value) of R$2,254 million as of December 31, 2010. This transaction is subject to the approval of the Central Bank.

4B.	Business Overview

On November 3, 2008, we announced the Association between Itaú Holding (currently Itaú Unibanco Holding) and Unibanco Holdings. The result of this Association was the creation of Itaú Unibanco Holding. Since the final approval by the Central Bank in February 18, 2009, we have integrated the operations of the two banks.

Our principal operations are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies); (ii) Itaú BBA (corporate and investment banking); and (iii) consumer credit (financial products and services to our non-accountholders).

On October 24, 2010, Itaú Unibanco completed the integration of customer service locations throughout Brazil. In total, 998 branches and 245 customer site branches, or CSB of Unibanco were redesigned and integrated as Itaú Unibanco customer service locations, thus creating a network of approximately 4,700 units in the country under the “Itaú” brand.

As of December 31, 2010, we were elected or ranked:

•	“The Best Private Banking Overall Services” in Brazil, according to the 2010 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine;

•	the largest mutual fund manager among private banks in Brazil based on our assets under management, according to ANBIMA;

•	the largest manager of private bank client assets, according to ANBIMA;

•	the largest provider of securities services to third parties in Brazil, according to ANBIMA; and

•
the leading provider of insurance, private retirement and capitalization products in Brazil, based on insurance premiums and excluding health insurance and Vida Gerador de Benefícios Livre, or VGBL, according to SUSEP.

In addition, we received the following awards and recognition in 2010:

•	“Most valuable brand in Brazil” for the seventh consecutive time from Interbrand consulting company;

•	“Latin America’s Best Managed Companies – Most Convincing & Coherent Business Strategy – Banking & Financial Sector” from Euromoney magazine;

•	“FT Sustainable Banking award: most sustainable financial institution in Latin America and in emerging markets” from the Financial Times newspaper and the International Finance Corporation;

•	“Best Bank in Brazil” and “Best Bank in Latin America” from Euromoney magazine;

•	“Domestic Cash Management Provider in Brazil” (Itaú BBA) from Euromoney magazine; and

•	First bank in Brazil in the Top 1,000 World Banks ranking from The Banker magazine.

Our Ownership Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, which is a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.66% of the shares of our common stock as of May, 31, 2011. See “Item 7A. Major Shareholders.”

The following chart is a simplified overview of the direct and indirect ownership structure of the Itaú Unibanco Group as of May, 31, 2011:

‘ON’ means common shares and ‘PN’ means preferred shares

Ownership percentages above refer to the total of direct and indirect ownership. All of the above companies were organized and have their operations in Brazil, except Banco Itaú Argentina S.A., or Banco Itaú Argentina, Banco Itaú BBA International S.A., or Banco Itaú BBA International, Banco Itaú Chile S.A., or Banco Itaú Chile and Banco Itaú Uruguay S.A., or Banco Itaú Uruguay. For further information with respect to our significant subsidiaries, see Note 1(b) to our consolidated financial statements.

Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil.

Our brands are very strong and very well recognized in Brazil. They represent quality and reliability and, with our large portfolio of products, help us to maintain a low customer turnover rate, especially among customers in the high income segment.

Large branch network in geographic areas of high economic activities.

We have an extensive network with 3,967 branches, 944 CSBs and 29,301 ATMs in Brazil and abroad, as of December 31, 2010. Our Brazilian branch network, while national in scope, is strategically concentrated in Southeast Brazil, the country’s wealthiest region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions of high levels of economic activity. A branch network in wealthier and key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of customers and profit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our customers which we see as one of our competitive strengths.

Diverse line of products and services.

We are a multi-service bank offering a diverse line of products and services that are designed to address the needs of various types of clients, including corporate clients, small and medium-sized enterprises, retail customers, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this model creates opportunities to improve our client relationships and thereby increase our market share. We expect to sustain our leading presence by capturing a solid and growing pipeline of transactions across a number of business segments.

Technology and electronic distribution channels as drivers for sales.

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2010, we spent approximately R$4,600 million on information technology, approximately R$1,200 million for the purchase of hardware and software and approximately R$3,400 million for the cost of IT infrastructure, operation and maintenance. We have sophisticated technology that supports other remote banking access (call centers, Internet banking, etc.) and offers customers the ability to verify their statements and perform their transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered in our systems.

Risk-based pricing model as a tool to manage risk while exploring opportunities.

Our risk-based pricing model is an important competitive advantage as it gives us a more precise dimension of the risk equation versus return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risks. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the market.

Business Strategy

Our board of directors is responsible for defining the guidelines of our strategy and that of our subsidiaries. Strategic decisions by our board of directors are supported by the strategy committee of the board, which provides data and information about strategic business issues. See “Item 6C. Board Practices.” The strategy committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to the chief executive officer for the monitoring of our consolidated strategy. The strategy committee is supported by the economic scenarios sub-committee which provides macroeconomic data in order to support discussions on strategies, investments and budgets.

Completion of the integration process will position us to grow.

During 2009 and 2010, we focused our efforts on completing the integration of the Unibanco branches and customer site branches, while maintaining service quality and increasing our customer base. Having completed this integration process in 2010, our objective is to be the leading bank in sustainable performance and client satisfaction. We continue to focus on Brazil and explore opportunities for growth.

Growing our loan portfolio with the maintenance of asset quality.

The growth of our loan portfolio and the maintenance of asset quality are central issues to our strategy. We are constantly seeking to improve our models for risk management and our economic forecasts and scenario modeling. We intend to increase the average volume of credit operations to maintain and even grow our market share, depending on the product, market and customer type, including through the development of new products for specific client demographics.

Implementation of an advanced and fully integrated risk management approach should position us for sustainable growth and enhanced profitability.

Our main strategic goals in risk management include: (i) the incorporation of best practice recommendations and the implementation of the advanced approaches under Basel II and Basel III, which should enhance profitability from more precise risk-based pricing and risk-adjusted performance measurement frameworks, which are important sources of competitive advantage; and (ii) developing and implementing a fully integrated risk management approach, through the integration of processes and systems to provide a comprehensive picture of risk exposures across risk types and from multiple viewpoints, as well as through the development of stress testing and risk appetite standards.

Developing strong relationships with our clients based on customer segmentation.

We will continue to work on our customer segmentation strategy in order to identify our customers’ needs and enhance our relationship with our customer base, as well as to increase market penetration. A customer segment is a distinguishable part of our customer base that is subject to a specific set of needs that we focus on meeting. We believe that our customer segmentation tools and strategy provide us an important competitive advantage developed over the course of more than 25 years. We aim to fulfill clients’ financial needs through a wide product portfolio, including cross-selling of banking and insurance products and sales through a variety of channels. It is also extremely important to deliver best-in-class customer service, in order to maintain and increase client satisfaction and increase portfolio profitability.

Operations

The table below presents revenues in U.S. GAAP for our segments for each of the years ended December 31, 2010, 2009 and 2008. As disclosed in Note 32 to the consolidated financial statements we have four operational and reporting segments: Commercial Banking, Itaú BBA, Consumer Credit and Corporate and Treasury.
(in millions of R$)
	Year Ended December 31,
	2010	2009 (2)	2008
Commercial Banking (1)	39,143	30,406	26,520
Interest income from loans and leases	29,569	23,127	19,552
Fee and commission income	9,574	7,279	6,967
Itaú BBA	5,661	4,956	4,783
Interest income from loans and leases	4,846	4,352	4,395
Fee and commission income	815	603	388
Consumer Credit	19,272	19,632	10,126
Interest income from loans and leases	13,412	14,075	8,540
Fee and commission income	5,860	5,557	1,586
Corporate and Treasury (3)	4,590	6,987	(1,161)
Interest income from loans and leases (4)	4,209	7,027	(1,161)
Fee and commission income	381	40	-

(1) Including retail for all years presented. Information for the years ended December 31, 2010, 2009 and 2008 includes revenues from corporate banking activities which have not yet been transferred to Itaú BBA.

(2) Revenue from the activities of Unibanco is consolidated beginning on February 2009.

(3) Corporate and treasury includes the results related to the trading activities in our proprietary portfolio, trading related to managing currency, interest rate and other market risk factors, gap management and arbitrage opportunities in domestic and foreign markets. It also includes the results associated with financial income from the investment of our excess capital.

(4) For comparison purposes,iInterest income from loans and lease before loan losses from commercial banking and Itaú BBA was reclassified to corporate and treasury in 2008.

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

(in millions of R$)
	Year Ended December 31,
	2010	2009 (1)	2008
Interest income from loan and leases	52,035	48,582	31,327
Brazil	49,658	45,261	25,924
Abroad	2,377	3,320	5,403
Fee and commission income	16,630	13,479	8,941
Brazil	15,749	12,853	8,337
Abroad	881	627	604
Insurance premiums, income on private retirement plans and on capitalization plans	6,410	8,132	3,917
Brazil	6,376	8,091	3,912
Abroad	33	41	5
(1) Revenue from the activities of Unibanco is consolidated beginning on February 2009.

The table below presents revenues abroad by operational segment for each of the years ended December 31, 2010, 2009 and 2008:
(in millions of R$)
	Year Ended December 31,
	2010	2009 (1)	2008
Commercial Banking	2,822	3,200	5,417
Argentina (2)	288	282	379
Chile (3)	813	610	1,112
Uruguay (4)	249	252	1,694
Other companies abroad (5)	1,471	2,056	2,232
Itaú BBA	366	675	481
Other companies abroad (5)	366	675	481
Consumer Credit	104	112	114
Argentina (2)	21	19	22
Uruguay (4)	65	79	92
Chile (3)	19	14	-

(1) Revenue from the activities of Unibanco is consolidated beginning on February 2009.

(2) Includes Banco Itaú Argentina, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(3) Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile, Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañia de Seguros de Vida S.A..

(4) Includes ACO Ltda., Banco Itaú Uruguay,  OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(5) Includes Itaú Unibanco’s Grand Cayman, New York, Tokyo and Nassau branches, Itaú BBA’s Nassau branch, Itaú BBA’s Uruguay branch, Itaú Unibanco Holding’s Grand Cayman branch, the Unibanco Grand Cayman Branch, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg, Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú BBA International, Itaú BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, BIE Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, BIE Director Ltda, BIE Ltda, BIE Nominees, Ltd., Fin Trade, Kennedy Director International Services S.A., Federal Director International Services S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Unibanco Cayman Bank Ltd., Unibanco Securities, Inc., UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd., Banco Itaú Paraguay S.A., Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltd., Topaz Holding Ltd., United Corporate Services Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itaú International Holding Limited, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Libero Trading International Ltd., Itau BBA USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S.A. de Capital Variable, Proserv - Promociones y Servicios S.A. de C. V., Itaú BBA UK Securities Limited. For the year ended December 31, 2010, also included Banco Itaú Suisse S.A., UBT Finance S.A., Itaú Japan Asset Management Ltd. and Itaú Beijing Investment Consultancy Limited. For the year ended December 31, 2009, also included BIEL Fund Management Company S.A., Advisory Holding Company S.A., BFB Overseas N.V., UBB Delaware I LLC., IEL Fund Management Company S.A., Advisory Holding Company S.A., Zux SGPS, Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.

Our Business

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporate customers. We provide these services on an integrated basis through the following operational segments:

•	Commercial banking,

•	Itaú BBA (corporate and investment banking), and

•	Consumer credit.

The commercial banking segment offers a wide range of banking services to a diversified base of individuals and companies. Services offered by the commercial banking segment include insurance, pension plan and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands. Our marketing strategies are adjusted for each customer profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our customers, thus diversifying our revenue sources. This segment is an important funding source for our operations and generates significant financial income and banking fees. The commercial banking segment comprises the following specialized areas and products:

•	Retail banking (individuals);

•	Public sector banking;

•	Personnalité (banking for high-income individuals);

•	Private banking (banking and financial consulting for wealthy individuals);

•	Very small business banking;

•	Small business banking;

•	Middle-market banking;

•	Credit cards;

•	Real estate financing;

•	Asset management;

•	Corporate social responsibility fund;

•	Securities services for third parties;

•	Brokerage; and

•	Insurance, private retirement and capitalization products.

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA’s management model is based on building close relationships with its customers by obtaining an in-depth understanding of their needs and offering them customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate segment, including through fixed and variable income instruments.

Through the consumer credit segment, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this division oversees the financing of vehicles outside our branch network, credit cards to individuals who are not accountholders, and lending to lower income consumers.

Itaú Unibanco Holding also has a broad range of overseas operations and has built its international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds, offering more sophisticated financial transactions, and private banking operations.

Commercial Banking

Overview of Accountholder Products and Services

We have a large and diverse portfolio of products to address our customers’ needs. The main available products to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicles, credit cards, mortgage and agricultural loans, working capital, trade note discount and export;

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

Retail Banking

Our core business is retail banking, which serves individuals with a monthly income below R$7,000. In October 2010, we completed the conversion of branches under the “Unibanco” brand to the “Itaú” brand and as of December 31, 2010, we had over 15.2 million customers and 4,660 branches and CSBs. Our retail banking operations are present in all Brazilian states and in cities that together represented more than 80.0%of Brazil’s individual domestic consumption as of December 31, 2010.

We classify our retail clients in accordance with their income and profile:

•	Itaú retail customers, who earn less than R$4,000 per month; and

•
Itaú Uniclass customers, who earn more than R$4,000 and less than R$7,000 per month. Specialized account managers provide services to Itaú Uniclass customers who also have access to certain customized products. We created this segment after the Association and we expect Itaú Uniclass to be present in many of our retail branches across Brazil and increase the number of our customers.

Our strategy is to offer high quality and differentiated banking products to our retail banking customers. As part of this strategy, Itaú Unibanco now serves three retail segments: (i) Itaú retail serves customers at branches; (ii) Itaú Uniclass serves customers with differentiated needs and who require a more diversified service with separate areas within branches; (iii) and Itaú Personnalité (discussed below) serves customers with special investment needs with its own separate network of branches. This diversified relationship concept is interwoven by “Itaú 30 horas,” a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the internet and at the branches.

Public Sector

Our public sector business operates in all areas of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). As of December 31, 2010, we had approximately 2,300 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Itaú Unibanco began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité serves individuals who earn more than R$7,000 per month or have investments in excess of R$80,000.

Itaú Personnalité’s focus is delivering (i) financial advisory services by its managers, who understand the specific needs of our higher-income customers; (ii) a large portfolio of exclusive products and services (iii) special benefits based on the type and length of relationship with the customer, including discounts on various products and services. Through a dedicated network comprised of 186 Itaú Personnalité branches, located in the main Brazilian cities, Itaú Personnalité’s customer base reached more than 600,000 individuals as of December 31, 2010. Itaú Personnalité customers also have access to Itaú Unibanco network of branches and ATMs throughout the country, as well as internet banking and phone.

Since its establishment, Itaú Personnalité has expanded its market share in the higher-income individuals market. With the acquisition of BankBoston Brazil by Itaú in 2006 and the association of Itaú and Unibanco in 2008, Itaú Personnalité assumed a leading position in the higher-income individuals market.

Itaú Private Bank

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing wealth management services to approximately 17,951 Latin American clients as of December 31, 2010. Our 634 employees are focused on offering financial consulting services to customers with at least US$200,000 in investment assets. In addition, we provide our customers with a full range of banking products and services.

Wealth management services are provided by teams of experienced relationship managers based in Brazil, United States, Luxembourg, Switzerland, Argentina, Uruguay, Chile and Paraguay, and supported by investment specialists who recommend the most appropriate solutions for each individual risk profile. We serve our customers’ needs for offshore wealth management solutions in major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International and Itaú Europa Securities , in Luxembourg through Banco Itaú Europa Luxembourg S.A. , in Switzerland through Banco Itau Suisse , in the Bahamas through BIE Bank & Trust Bahamas and in Cayman through Unicorp Bank & Trust Cayman. Fees earned from our private banking customers are, in most cases, a function of assets under management.

As of December 31, 2010, our private banking activity for Latin American clients had assets under management equivalent to R$118,295 million, including R$92,824 million in Brazil, R$15,299 million in Luxembourg, and R$9,743 million in the United States, R$125 million in Bahamas, R$60 million in Cayman and R$49 million in Switzerland.

According to the 2010 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine, Itaú Private Bank was recognized as offering “The Best Private Banking Overall Services” in Brazil for the second consecutive year. In this latest ranking published in the February edition of Euromoney magazine, Itaú Private Bank was also named “Best Private Banking Services Overall Services” in Chile and Top 5 “Best Private Banking Services Overall Services” in Latin America, being the only Latin-American bank included in this list. Euromoney’s Private Banking Awards cover over 60 countries each year and provide a qualitative and quantitative review of the best services in private banking, by region and by areas of services. Factors such as market position, assets under management, profitability, ratio of clients to private bankers, and quality of services offered are considered in developing the ranking of top private banks.

In addition, we have received awards from Private Banker International (magazine for “The Outstanding Private Bank – The Americas/ 2008,” “The Outstanding Private Bank – Latin America / 2009” and “The Outstanding Private Bank – Latin America / 2010”) and from The Banker & PWM magazines, subsidiaries of the Financial Times Group for “Best Private Bank in Latin America, 2010.”

Very Small Business Banking

At the end of 2005, we set up 150 offices in the city of São Paulo to provide specialized services to companies with annual revenues below R$500,000. In 2006, we expanded our services to over 80 locations throughout the interior of the State of São Paulo, followed by 94 additional offices in the State of Rio de Janeiro. In 2007, we expanded our services into the States of Minas Gerais and Paraná. In 2008, 2009 and 2010, we continued this expansion and set up 217, 454 and 487 additional offices, respectively, focused on very small business banking.

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture the market opportunity by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow and credit facilities.

As of December 31, 2010, we had over 565 very small business banking offices located throughout Brazil and approximately 2,500 managers working for over 1,235,000 small business customers.

Loans to very small businesses totaled R$5,981 million as of December 31, 2010.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As of December 31, 2010, we had 374 offices located nationwide in Brazil and nearly 2,500 managers who worked for over 525,000 companies with annual revenues from R$500,000 to R$6 million. In 2011, we expect to continue to consolidate our small business banking operations and to expand our offices geographically.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$28,744 million as of December 31, 2010.

Middle-Market Banking

As of December 31, 2010, we had approximately 115,000 middle-market corporate customers that represented a broad range of Brazilian companies located in over 83 cities in Brazil. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million. As of December 31, 2010, we had over 1,400 managers specializing in middle-market customers and 223 specialized offices located at key branches.

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

Consistent with customary lending practices in Brazil, our loan portfolio for our middle-market customers is composed predominantly of short-term products, defined as having a maturity of less than 12 months. Loans to middle-market businesses totaled R$48,434 million as of December 31, 2010.

Credit Cards

We are the leading company in the Brazilian credit card market, based on transaction volume as of December 31, 2010. Our subsidiaries, Banco Itaucard S.A., or Banco Itaucard, and Hipercard Banco Múltiplo S.A., or Hipercard, offer a wide range of products to 26.0 million customers as of December 31, 2010, including both accountholders and non-accountholders. In the year ended December 31, 2010, the volume of credit cards transactions for both accountholders and non-accountholders was R$106,226 million, a 25.1% increase from the prior year. Our results from transactions by non-accountholders are reported in our consumer credit division.

Our main challenges in the credit card business are to continually increase our cardholder base and improve our portfolio profitability. To this end, our credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of banking and insurance products and sales through a variety of channels.

Real Estate Financing

As of December 31, 2010, we had approximately R$16,271 million in outstanding real estate loans. Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. According to Brazilian regulations, financial institutions are required to allocate at least 65.0% of their savings accounts balances to fund mortgage financing, of which 80.0% must be used to finance properties with value lower than R$500,000 and must have annual interest rates lower than 12.0%.

We use different distribution channels to reach our customers, including our Itaú Personnalité branches and real estate brokers. Itaú Unibanco Holding has partnerships with two of the largest real estate brokers in Brazil: LPS Brasil Consultoria de Imóveis S.A. and Coelho da Fonseca Empreendimentos Imobiliários Ltda. These long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Asset Management

According to ANBIMA, as of December 31, 2010, we were the largest mutual fund manager among private banks in Brazil based on our assets under management. As of that date, we had total net assets under management of R$291,748 million on behalf of approximately 2.1 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBIMA, as of December 31, 2010, we were the largest manager of private bank clients’ assets and the second largest private manager of pension fund assets in Brazil, based on our assets under management. As of December 31, 2010, we had R$184,496 million of assets under management for pension funds, corporations and private bank customers.

As of December 31, 2010, we offered and managed about 1,791 mutual funds, which are mostly fixed-income and money market funds. For individual customers, we offered 154 funds to our retail customers and approximately 287 funds to our Itaú Personnalité customers. Private banking customers may invest in over 600 funds, including those offered by other institutions. Itaú BBA’s capital markets group also provides tailor-made mutual funds to institutional, corporate and private banking customers.

In July 2010, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) rating (the highest rating granted to an asset manager) of our asset management business unit. We have been in the top rating category since July 2003.

Corporate Social Responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social), or FIES, launched in 2004, is a socially responsible investment fund, investing in the shares of companies with superior corporate social responsibility practices with the goal of obtaining higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria in relation to companies: corporate social activities; environmental protection practices and good corporate governance practices. Every year the fund manager donates part of its accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education.

As of December 31, 2010, FIES had net assets of R$308 million, and the fund donated more than R$3.5 million in 2010, which corresponded to 50.0% of the management fee from July 1, 2009 to June 30, 2010. The 20 projects chosen to receive this donation received R$120,000 each, Unicef Brazil received an investment of R$300,000, and almost R$900,000 was spent on consulting. The projects are selected by the fund advisory council, which is composed by market leaders and specialists in corporate social responsibility.

Securities Services

We provide securities services in the Brazilian capital markets, where we act as custodian, transfer agent and registered holder. In December 2010, we were ranked the top provider of securities services in Brazil by ANBIMA.

As of December 31, 2010, Itaú Unibanco held assets of R$762,000 million in connection with securities services, representing 25.1% of the Brazilian market based on assets held. Our broad range of products relates to both domestic and international custody.

Our services also include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, providing trustee services and non-resident investor services, and acting as custodian for depositary receipt programs. As of December 31, 2010, our specialized staff reached 736 employees.

Brokerage

Itaú Corretora de Valores S.A., or Itaú Corretora, has been providing brokerage services since 1965, with operations on BM&FBOVESPA. BM&FBOVESPA was created in 2008 with the integration of BM&F with the São Paulo Stock Exchange, BOVESPA. We also provide brokerage services to international customers through our broker-dealer operations in New York, through our London branch, and through our broker-dealers in Hong Kong and Dubai.

For the year ended December 31, 2010, Itaú Corretora was ranked second on the BM&FBOVESPA both in equity trading volume, among all brokers, and in commodities and futures trading volume, among brokers controlled by large commercial banks in Brazil.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2010, according to SUSEP, we were the leading provider of insurance, private retirement and capitalization products in Brazil based on insurance premiums, including our indirect 30.0% share in Porto Seguro S.A., or Porto Seguro, and excluding health insurance and VGBL (private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2010, our insurance premiums totaled approximately R$5,335 million.

Our main lines of insurance are (i) life and casualty (excluding VGBL; see “— Private Retirement Plans”), (ii) extended warranties and (iii) property, which accounted for 44.4%, 21.7% and 14.8% of insurance premiums, respectively, for the year ended December 31, 2010. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits.

 Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126 published on January 15, 2007 and the SUSEP regulations published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking client base bancassurance operations, to increase customer penetration. We are working on improving bancassurance operations in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

In November 2008, Unibanco entered into an agreement with American International Group, Inc., or AIG, regarding the exchange of shares that Unibanco and AIG respectively held in certain Brazilian insurance companies, as follows: (i) Unibanco acquired, for US$820 million, the shares held by AIG in Unibanco AIG Seguros S.A., which changed its name to Unibanco Seguros S.A., or Unibanco Seguros; and (ii) AIG acquired, for US$15 million, the shares held by Unibanco in AIG Brasil Companhia de Seguros S.A. Upon the completion of the exchange, Unibanco Seguros, as well as Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Saúde Seguradora S.A., which had previously been Unibanco Seguros’ wholly owned subsidiaries, became our wholly owned subsidiaries.

In August 2009, Itaú Unibanco Holding and Porto Seguro entered into an operating agreement that provided for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay, or Porto Seguro Alliance. In connection with the Porto Seguro Alliance, Itaú Unibanco Holding transferred all the assets and liabilities related to its then current portfolio of homeowner and automobile insurance to Itaú Seguros de Auto e Residência S.A., or ISAR, all of the shares of which were subsequently transferred to Porto Seguro. In exchange, Porto Seguro issued shares representing 30.0% of its capital stock to Itaú Unibanco Holding and its affiliates. The controlling shareholders of Porto Seguro and Itaú Unibanco Holding established a new company named Porto Seguro Itaú Unibanco Participações S.A., or PSIUPAR, and transferred their shares of Porto Seguro to PSIUPAR. The controlling shareholders of Porto Seguro remained controlling shareholders of PSIUPAR, which became the parent company of Porto Seguro. Itaú Unibanco Holding is entitled to nominate two members of the board of directors of each of Porto Seguro and PSIUPAR. ISAR, which is directly controlled by Porto Seguro and indirectly controlled by PSIUPAR, will be managed by Porto Seguro and will utilize the trademarks “Porto Seguro,” “Itaú Unibanco” and “Azul.” As of August 2009, Itaú Unibanco (through Itaú Seguros) had 3.4 million automobiles and 1.2 million homes insured, which were subsequently transferred to ISAR. In October 2009, SUSEP granted authorization for the corporate acts related to the Porto Seguro Alliance. The approval by CADE for the transaction is still pending.

In November, 2009, Itaú Seguros and XL Swiss Holding Ltd., or XL Swiss, a company controlled by XL Capital Ltd., or XL Capital, signed an agreement providing for the acquisition by Itaú Seguros of XL Swiss’ participation in Itaú XL Seguros Corporativos S.A., or Itaú XL, such that Itaú XL would be wholly owned by us. In line with XL Capital’s interest in continuing to operate in Brazil and our existing relationship with XL Capital, a separate arrangement has been entered into by which Itaú Seguros provides insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. These insurance policies are being reinsured by a reinsurance company of XL Capital incorporated in Brazil in the same way that they were reinsured before the acquisition mentioned herein. The acquisition by Itaú Seguros of 100% of the shares of Itaú XL held by XL Swiss was approved by SUSEP on October 6, 2010. On November 9, 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros for R$109 million. Also in December 2009, Itaú Seguros and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco for R$55 million.  See “Item 4A. History and Development of the Company – Capital Expenditures and Divestitures.”

Private Retirement Plans

As of December 31, 2010, balances under private retirement plans (including VGBL but excluding those related to our 30% interest in Porto Seguro) totaled R$49,217 million, an increase of 29.3% compared to December 31, 2009. As of December 31, 2010, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP. As of December 31, 2010, we had R$49,230 million in assets related to our private retirement liabilities (including VGBL but excluding those related to our 30% interest in Porto Seguro). In 2010, we concentrated our activities on managing private retirement plans.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us to be returned at the end of an agreed upon term, with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As of December 31, 2010, we had 9.9 million in capitalization products outstanding, representing R$2,620 million in liabilities with assets that function as guarantees of R$2,646 million. We distribute these products through our retail network, Itaú Personnalité and Itaú Uniclass branches, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2010, R$1,725 million of capitalization products were sold and we distributed over R$42.9 million in cash prizes to 1,942 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As of December 31, 2010, Itaú BBA offered a complete portfolio of products and services to approximately 2,400 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.

As of December 31, 2010, our corporate loan portfolio reached R$ 76,584 million. On-lending, especially BNDES onlending, and financing of large-scale projects, as well as stronger economic conditions when compared to 2009, were the main contributors to the growth of our corporate loan portfolio in 2010. See below and “— Funding” for a discussion of our on-lending activities.

In investment banking, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$18,888 million and securitization transactions that amounted to R$4,677 million in Brazil in 2010. According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2010 with a 23.3% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market. In the international debt markets, Itaú BBA acted as joint bookrunner in issuances of US$13,275 million of debt securities in 2010, earning the second place in ANBIMA’s rankings of Brazilian-based corporate issuers including sovereign issuers. In 2010, Itaú BBA was the first Brazilian bank to lead an issuance for the Brazilian National Treasury with the Global 2041 sovereign Brazilian bonds issuance of US$550 million. With respect to equity issuances, Itaú BBA coordinated public offerings that totaled R$132,284 million in 2010, and ranked first in ANBIMA’s origination rankings in Brazil, with 16.0% of the market share in Brazil in 2010.

In addition, Itaú BBA advised 35 merger and acquisition transactions with an aggregate deal volume of R$16,973 million in 2010, ranking second in Brazil based on the number of merger and acquisition deals according to Thomson.

During 2010, Itaú Corretora acted as a broker dealer for transactions totaling R$204,208 billion on the BM&FBOVESPA for individual, institutional, foreign and company clients. This volume represents an increase of 28.0% over 2009. During 2010, Itaú Corretora was in second place in the ranking of brokerages, with a 6.4% market share. See “— Commercial Banking — Brokerage.”

Itaú BBA is also active in BNDES on-lending to finance large-scale projects, aiming at strengthening domestic infrastructure and increasing the productive capacity of companies in various industrial sectors. In consolidated terms, total loans granted by Itaú BBA under BNDES on-lending represented more than R$9,010 million in 2010, which ranks Itaú BBA second in on-lending to large companies (defined as companies with sales above R$60 million per year), with a 18.5% market share. Itaú BBA was the leader of BNDES-Exim (Support and Financing Program), with a volume of R$3,644 billion and a 23.5% market share in 2010. As an integral part of its risk management and sustainability policies, the on-lending of funds to large-scale projects is in compliance with Itaú Unibanco Holding’s social and environmental risk policy.

Itaú Unibanco Holding is the current leader in the ranking of Latin American banks which adopt the best corporate governance practices according to Management & Excellence consultancy and Latin Finance magazine. All lending categorized as project finance, as defined under Basel II, is also in compliance with the Equator Principles, which Itaú Unibanco Holding adopted in 2004, being the first financial institution from emerging markets to adopt the Equator Principles. The Equator Principles were launched in 2003 and became the benchmark within the financial sector for addressing environmental and social risks in project finance. By December 2010, 69 financial institutions had adopted the Equator Principles, and therefore had voluntarily committed themselves to incorporating the principles into projects worth US$10 million or more. The Equator Principles were revised in 2006 and were extended to advisory services in structuring projects. Itaú Unibanco Holding plays a leading role in the Equator Principles Steering Committee and Working Groups, having occupied the position of Chair of the Steering Committee from September 2008 until March 2010.

Itaú BBA focuses on the following products and initiatives in the international business unit: (1) structuring long-term, bilateral and syndicated financing; and (2) spot foreign exchange (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$63,263 million in volume in 2010. In addition, in 2010 Itaú BBA continued to offer a large number of lines of credit for foreign trade, having a total of approximately US$7,461 million in lines of credit drawn from corresponding banks as of December 31, 2010.

In August 2010, Itaú BBA was recognized by Institutional Investor magazine as the best research team in Brazil. In October 2010, Itaú BBA was also recognized for the second consecutive year as “Domestic Cash Management Provider in Brazil” by Euromoney magazine. In December 2010, Itaú BBA was recognized by IFR Thomson as “Best Latin America Equity House.”

Consumer Credit

Vehicle Financing

As of December 31, 2010, our portfolio of vehicle financing, leasing and consortium lending consisted of approximately 3.8 million contracts, of which approximately 71.1% were non-accountholder customers. The personal loan portfolio relating to vehicle financing and leasing reached R$60,254 million in 2010, representing a market share in Brazil of approximately 34.2% as of December 31, 2010.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, as of December 31, 2010, we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance vehicles through 13,706 dealers as of December 31, 2010. Sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyses the credit quality and amount of business provided by each vehicle dealer. We usually grant credit approvals within 9 minutes, depending on the credit history of the customer. Approximately 81.1% of our credit approvals in 2010 were made instantaneously because we have developed scoring models that permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance. Currently, all of the applications are processed through the Internet, conferring more security and agility to the process of concession of credit, for the dealers, customers and us.

The truck financing division grew 58.5% in 2010 as compared to 2009, reaching R$6,755 million in December 31, 2010, including vehicle financing, leasing and the National Industrial Finance Authority (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais), or FINAME. The financial volume of transactions relating to motorcycles increased 24.04% in 2010. Itaú Unibanco Holding has a partnership with MMC Automotores do Brasil Ltda. and SBV Automotores do Brasil Ltda. For exclusive financing of the “Mitsubishi” and “Suzuki” brands. The financial volume of related transactions reached R$616 million in 2010, an increase of 66.4% compared to 2009. The agreement includes that Itaú Unibanco Holding will provide loans to Mitsubishi and Suzuki dealers and that dealers will offer our products and services to their customers.

Redecard

Redecard S.A., or Redecard is a multibrand credit card provider in Brazil, also responsible for the capturing, transmission, processing and settlement of credit, debit and benefit card transactions. We held 50.0% plus one share of Redecard’s capital stock since March 30, 2009, at which time its results were presented on a fully consolidated in our financial statements. In May 2010, Hipercard, a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, also a subsidiary of Itaú Unibanco, pursuant to which, beginning in the second quarter of 2010, Redecard captured Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations.

International Operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America by gross domestic product, or GDP, Brazil’s main trading partner and one of the countries with the highest GDP per capita in South America. We believe recent increases in banking penetration demonstrate that the Argentine financial system has ample growth potential. Banco Itaú Argentina’s core business is retail banking, with approximately 264,000 customers in the Argentine middle and upper-income segment as of December 31, 2010. Compared with 2009, this represents a 2.4% increase in the number of customers. As of December 31, 2010, Banco Itaú Argentina had assets of R$2,343 million, loan and leasing operations of R$1,354 million, deposits totaling R$1,783 million and shareholders’ equity of R$149 million. As of the same date, Banco Itaú Argentina had 81 branches 194 ATMs, and 22 CSBs.

Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when BAC transferred the operations of BankBoston Chile and BankBoston Uruguay to us. This acquisition increased our presence in Latin America and expanded the scope of our operations. In addition, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance.

As of December 31, 2010, our consolidated Chilean operations had R$12,313 million in assets, R$9,285 million in loans and leases, R$7,662 million in deposits and R$1,415 million in shareholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras –SBIF), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 3.4% market share and ranked sixth in number of demand deposit accounts in the private sector, with approximately 143,000 accounts as of December 31, 2010.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as of December 31, 2010, accounted for 59.7% of Banco Itaú Chile’s total revenues. As of December 31, 2010, Banco Itaú Chile had 49 ATMs and 75 branches, of which 66.7% were located in Santiago. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications, private placements and securitizations. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Banco Itaú Uruguay is one of the leading financial institutions in Uruguay. Local operations also include the main credit card issuer, OCA S.A. , or OCA , and the pension fund management company Unión Capital AFAP S.A., or Unión Capital. Banco Itaú Uruguay’s strategy is to serve a broad range of customers through customized banking solutions. As of December 31, 2010, Banco Itaú Uruguay had R$3,572 million in assets, ranking second in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank (Banco Central del Uruguay) or BCU, R$1,403 million in loans and leases, R$2,749 million in deposits and R$299 million in shareholders’ equity.

The retail banking business is focused on individuals and small business customers, with more than 150,000 customers as of December 31, 2010. The core branch network is located in the metropolitan area of Montevideo with 16 branches. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó, Salto, Paysandú y Mercedes. Banco Itaú Uruguay has a leading position in the debit card segment of private banks in Uruguay with 17.9% market share as of December 31, 2010, according to BANRED, and a leading role as a credit card issuer (mainly Visa), with a 26.5% market share as of December 31, 2010 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a dedicated regional service (for both resident and non-resident customers), offering a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 41.0% market share based on the aggregate amount of credit card purchases in Uruguay as of December 31, 2010, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issuance of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 368,000 customers, and a network of 20 branches, as of December 31, 2010.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2010, it had approximately 213,000 customers, managed US$1,111 million in pension funds, with a market share of 16.6%, according to the BCU.

Banco Itaú Paraguay

Banco Itaú Paraguay S.A., or Banco Itaú Paraguay, formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. Banco Itaú Paraguay has experienced significant growth since 1999, expanding the variety and quality of its services across the country. As of December 31, 2010, Banco Itaú Paraguay had 19 branches, approximately 264,000 customers and 179 ATMs.

Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on the payroll customers, which allows Banco Itaú Paraguay to have pre-approved products to all customers who receive their wages trough the bank. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past six years. As of December 31, 2010, Banco Itaú Paraguay had R$2,281 million in total assets, including R$1,440 million in loans and leases and R$1,725 million in deposits.

Banco Itaú Paraguay is also recognized by launching innovative products and services under the brand “24IN.” It provides its customers several products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Banco Itaú BBA International

Banco Itaú BBA International, formerly known as Banco Itaú Europa S.A., is a Portuguese-chartered bank controlled by Itaú Unibanco Holding. Banco Itaú BBA International focuses mainly on two lines of business:

•
Corporate banking: providing international corporate banking, international capital markets operations, foreign trade financing and other financial services to support investments and other economic relations between Latin America and Europe through its operations in Lisbon, Funchal (Madeira) and London and offices in Madrid, Frankfurt and Paris.

•
Private banking: delivering offshore and international private banking products and services to our Latin American customer base, through its subsidiaries (Banco Itaú Europa Luxembourg, BIE Bank & Trust Bahamas, Banco Itaú Europa International (Miami), Itaú Europa Securities (Miami) and Banco Itau Suisse).

As of December 31, 2010, Banco Itaú BBA International had US$6,997 million in assets, US$3,254 million in loans and leases, US$1,885 million in deposits and US$913 million in shareholders’ equity.

Banco Itaú BBA International’s corporate banking business offers several products, such as credit, derivatives and advisory services for European companies with Latin American subsidiaries.

The private banking business provides financial and asset management services to Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. The private banking business has clients in Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and others. Assets under management of the private banking business amounted to US$12,733 million as of December 31, 2010.

All of our transactions with Banco Itaú BBA International and its subsidiaries are on an arm’s-length basis.

Other International Operations

Our other international operations have the following objectives:

(1)	Support our customers in cross-border financial transactions and services:

The international business units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, Cayman Islands, and Uruguay, as well as through Banco Itaú Argentina and Banco Itaú Chile.

Also among our international business units, Itaú Unibanco’s Tokyo branch offers a portfolio of services and products that satisfy the banking needs of Brazilians living in Japan. On September 7, 2004, the Financial Service Agency in Japan granted a banking license to Itaú Unibanco, and our Tokyo branch started its operations in October of the same year. On December 23, 2006, we acquired the portfolio of customers and respective deposits of Banco do Estado de São Paulo S.A. Banespa branch in Japan.

(2) Manage proprietary portfolios and raise capital through the issuance of securities in the international market.

Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd., or Itaú Bank, a banking subsidiary incorporated in the Cayman Islands.

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA’s Nassau branch.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money center and regional banks throughout the world and oversee our other foreign currency-raising activities.

(3)           Participate in the international capital markets as dealers:

Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 130 listed companies in Brazil, Mexico and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

(4) In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

As of December 31, 2010, our trade finance portfolio accounted for US$10,459 million, of which US$9,320 million was export related (both pre-export and post-export financing). Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated. Our import financing business accounted for US$1,140 million as of December 31, 2010. For the year ended December 31, 2010, our total volume of foreign exchange transactions related to exports was approximately US$18,214 million and our total volume of foreign exchange transactions related to imports was approximately US$22,962 million.

Commercial Agreements, Associations and Partnerships

We have commercial agreements, associations and partnership agreements with over 100 retailers in the Brazilian market, serving more than 14.8 million customers as of December 31, 2010. Our consumer credit portfolios with respect to customers of those retailers amounted to R$23,394 million in 2010.

We have developed a strong presence in the consumer finance sector through our strategic alliances with main retailers in Brazil. Since 2001, when we established the first partnerships, these alliances have supported our consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and CSBs, which are banking service centers located on corporate customer’s premises.

The following table provides information relating to our branch network, CSBs and ATMs as of December 31, 2010 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,552	910	28,448
Itaú Personnalité	186	3	396
Itaú BBA	9	—	—
Total in Brazil	3,747	913	28,844
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	81	22	194
Chile	75	—	49
Uruguay	41	1	35
Paraguay	19	8	179
Total	3,967	944	29,301

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2010:

Region	Branches	CSBs	ATMs
South	635	122	4,038
Southeast	2,495	643	20,711
Center-west	289	68	1,655
Northeast	256	46	1,889
North	72	34	551
Total in Brazil	3,747	913	28,844

Branches

As of December 31, 2010, we had a network of 3,747 full service branches throughout Brazil. As of December 31, 2010, 80.6% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As of December 31, 2010, we operated 913 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2010, we operated 28,844 ATMs throughout Brazil. Our customers may conduct almost all account, related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Risk Management

We have implemented processes to comply with risk management rules adopted by the Central Bank in line with Basel II. Our required regulatory capital has the following components (as required by CMN Resolution No. 3,490)

•	PEPR: the regulatory capital required to cover credit risk exposure as well as other risks not covered by other components;

•	PCAM: the regulatory capital required to cover market risk exposure related to gold and fluctuation of foreign currencies;

•	PJUR: the regulatory capital required to cover market risk exposure in the trading book related to interest rate fluctuation;

•	PCOM: the regulatory capital required to cover market risk exposure related to commodity price fluctuation;

•	PACS: the regulatory capital required to cover market risk exposure in the trading book related to equity price fluctuation, and;

•	POPR: the regulatory capital required to cover operational risk exposure.

We manage our risk exposure using advanced methodologies aligned with Basel II requirements and therefore, our risk management tools either already incorporate many of the features required by Basel II or are in the process of including such requirements. Our efforts are concentrated on Basel II and Basel III capital requirement rules related to credit, market and operational risks and we are in the process of implementing the advanced approaches defined in the Basel Accord.  See Item 5B. Liquidity and Capital Resources — Capital” for a discussion of our regulatory capital requirements and our calculation of regulatory capital.

As part of our risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and aligned with international practices and procedures. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on our liquidity, credit and market positions;

•	Market risks, using VaR to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our exposure on a consolidated basis in extreme situations;

•
Credit risks tools, which typically involve credit analysis and behavior scoring for retail portfolios and proprietary rating models for corporate customers. We also use credit portfolio management models to quantify and allocate economic capital;

•
Operational risks, many of which have been evaluated through the use of internal databases and statistical models that monitor the frequency and the severity of internal loss events to quantify the risks and allocate economic capital. We are in the process of extending statistical and scenario-based approaches to cover all material operational risks;

•	Daily monitoring of positions in relation to pre-established market risk limits; and

•	Simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

The Risk Control and Finance Division (ACRF), our corporate risk division, centralizes credit, market, operational, liquidity, and insurance underwriting risk management. In addition, we have established committees responsible for risk management, structured as follows:

•
The Board Risk and Capital Management Committee (CGRC), which advises the board of directors on risk and capital management, is responsible for reviewing, recommending approval and monitoring the implementation of the risk management and capital allocation policies and methodologies, including recommending risk limits and control levels, reviewing limits of exposure to credit, market and operational risk and recommending limits in the allocation of capital and ensuring compliance with regulatory requirements.  See “Item 6C. Board Practices.”

•
The Superior Risk Policies Committee (CSRisc) is our highest risk and capital management body at the executive level, responsible for establishing guidelines consistent with board approved policies for risk management, approving management-level risk policies with high impact on capital positions, defining decision authority levels for the lower level committees as well as reviewing risk exposure positions and control procedures as well as ensuring consistency of risk management across the Itaú Unibanco Group. In addition to the CSRisc, senior management oversight of risk management is performed through four committees: the Superior Institutional Treasury Committee (CSTI) and the Superior Institutional Treasury and Liquidity Committee (CSTIL), the Superior Credit Committee (CSC), and the Superior Audit and Operational Risk Management Committee (CSAGRO).

o
The Superior Institutional Treasury Committee (CSTI) and the Superior Institutional Treasury and Liquidity Committee (CSTIL); are responsible for assessing and establishing strategies for market and liquidity risks. CSTI establishes the exposure limits for market risk and the maximum loss limits of positions based on the limits determined by CSRisc. CSTIL establishes liquidity limits and monitors current and future levels of liquidity in order to manage cash flows.

o
The Superior Credit Committee (CSC) is responsible for managing large corporate credit risks, including establishing corporate credit policies, coordination of internal rules on credit limits to grant financing and bank guarantees and determining the authority levels to approve credit transactions.

o
The Superior Audit and Operational Risk Management Committee (CSAGRO) is responsible  for operational risks and internal controls, including managing risks associated with our processes and businesses, setting up guidelines for internal audit and management of operational risks, as well as analyzing the results from our internal controls and compliance system.

We believe that the deployment of the advanced approaches of Basel II and Basel III will benefit the institution as it will promote greater alignment of regulatory requirements and internal management, which are already based on sophisticated models for identifying, measuring and monitoring risks. Therefore, we are actively contributing to the adaptation and standardization of Basel II and Basel III through active participation in discussions in several forums, including the Institute of International Finance, or IIF, the Brazilian Banks Federation (Federação Brasileira de Bancos), or FEBRABAN, and through dialogue with the Central Bank.

Market Risk Management

Market risk is defined as the possibility of losses and reduction in capital as a result of fluctuations in the market prices of financial instruments. It includes, among other things, risks associated with interest rates, foreign exchange rates, commodity prices and stock prices. Our Superior Institutional Treasury Committee oversees management of market risk and its main goals are to control market risk exposure and to optimize the risk/return ratio by using advanced management models and tools. Market risk management covers all financial instruments in the portfolios of subsidiaries of Itaú Unibanco Holding and the relevant processes and related controls. The market risk management policy of Itaú Unibanco Holding is in line with the principles of CMN Resolution No. 3,464 and outlines our strategy to control and manage market risk in all our business units. We review our market risk management and control process to update them for best market practices and to reflect ongoing internal improvement measures.

To manage and control market risk, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends, and seek to reduce the impact of market fluctuations on our liquidity, results of operations and financial condition. Our  VaR model analyses volatility and the correlation of market trends within a one day time horizon. The model provides statistical results at a 99.0% confidence level. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Market Risk.”

Market risk control is managed by our corporate risk division, the Market and Liquidity Risk Control Directorship, which performs daily measurement, evaluation and reporting risk through risk control business units operating in each business unit. The corporate risk division also monitors, evaluates and reports consolidated market risk information, to provide support to our superior committees and correspond with our regulatory agency.

Our Superior Institutional Treasury Committee analyses the statement of income and risk information on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. The Superior Institutional Treasury Committee takes into account correlations across different markets. Depending on prevailing macroeconomic and microeconomic conditions, the committee may also propose that particular scenarios be considered in risk models. In addition, the committee analyses and approves criteria and rules for internal pricing of resources.

Liquidity Risk Management

Liquidity risk is defined as the occurrence of imbalances between tradable assets and falling due liabilities, or a mismatch between payments and receipts, that may affect an institution’s payment capability, taking into consideration the different currencies and settlement terms of their rights and obligations. Liquidity risk management aims at using the best practices so as to avoid cash shortages and difficulties to meet payables due.

Liquidity risk management is overseen by the Superior Institutional Treasury and Liquidity Committee, which analyzes current and expected levels of liquidity and establishes limits related to liquidity, including the maximum levels of liquidity mismatch based on maturities and currencies and minimum levels of reserves in domestic and foreign currencies. It also establishes policies for raising and investing funds in the national and international markets and strategies for funding our portfolios. This committee reports to the Superior Risk Policies Committee and oversees the Institutional Treasury Management Committee, to whom it was delegated the responsibility of setting limits regarding liquidity risk and developing criteria and models for liquidity risk assessment. In addition, the Cash Committee is responsible for implementing and controlling the established strategies for liquidity risk control.

We have a structure dedicated to improving monitoring and analysis of liquidity risk by applying statistical models and economic and financial forecasts of the variables that impact cash flows and the level of reserves in local and foreign currency.

In addition, we establish guidelines and limits, the compliance with which is periodically reviewed by technical committees to ensure an additional safety margin with respect to the minimum requirements based on our models. Our liquidity management policies and related limits are established based on prospective scenarios that are periodically reviewed in the light of cash requirements due to atypical market conditions or arising from strategic decisions.

Pursuant to the requirements of CMN Resolution No. 2,804 and Central Bank Circular No. 3,393, we deliver our Liquidity Risk Statements (DRL) to the Central Bank monthly and the following items are regularly prepared and submitted to senior management for monitoring and support:

•	Different scenarios for liquidity projections;

•	Contingency plans for critical situations;

•	Reports and charts to enable monitoring risk positions;

•	Evaluation of funding costs and alternatives for funding sources; and

•	Tracking and control of funding sources by counterparty type, maturity and other aspects.

Credit Risk Management

Credit risk is defined as the possibility of losses associated with the failure by the borrower or counterparty to fulfill their obligations. It includes, among other things, counterparty risk, country risk, currency transfer risk, guarantor risk, settlement risk and product concentration risk. Our continuous improvement in the process for decision-making and for credit risk management and control, guided by the best market practices, have made it possible for us to use methodologies based on mathematical modeling for risk analysis, including the following:

•	Analysis of our credit portfolios and definition of credit limits using economic capital for credit risk as a measure of risk;

•	A risk-adjusted return on capital model;

•	Review of new products and credit policy changes that indicate increased risk;

•	Quality of the portfolios by customer, industry group, product lines, line of business, and economic sector;
•	Concentration and dispersion of the portfolios (by maturities, lines of business, currency, credit by customer and economic sector);

•	Evolution of the profile of the portfolio and economic impacts arising therefrom (e.g., allowance for loan losses and allocated capital);

•	Validation of customer rating models, probabilities of default, loss given default and exposure at default for market segments;

•	Control of ratings change and volatility;

•	Monitoring of the largest credits, including evolution of amounts borrowed, allowance and allocated economic capital for credit risk; and

•
Assessment and risk control of changes in products, credit and collection policies that involve changes in risk parameters is overseen by the Superior Credit Committee and the Superior Risk Policies Committee.

We prepare our credit policy on the basis of internal and external factors, relating to the economic environment in Brazil and abroad. Such factors include customer ratings, determined by advanced credit analysis and control instruments, levels of default, rates of return, quality of the portfolio, and economic capital allocated. We have focused on evaluating the risk/return ratio in our strategy to expand our assets. Our main concern is the quality of the credit portfolio and the creation of value for our shareholders. The decision-making process and the definition of our credit policy are centralized to ensure synchronized actions and optimize business opportunities.

Our Superior Credit Committee defines the credit approval authority levels for individual divisions. The approval authority depends on the professional skills and personal experiences of each individual with credit authority, and also considers the economic conditions and risk profile of the different divisions. In addition, each division has credit committees, composed of the credit managers and directors, that establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies of that division. Depending on the amount and terms of a proposed loan, as well as on the risk rating of the potential borrower, the credit committee must consult with the Superior Credit Committee.

Within the retail and the very small, small and medium businesses most types of loans to individuals and companies are subject to our automated credit process. When an account is established with us, we obtain information about the customer’s income, net worth and professional standing (in the case of individuals). In addition, information from outside agencies, such as the Central Bank, is also gathered automatically and credit record and relationship history is continuously updated. Based on these data and advanced credit and behavior scoring models, we assign each customer an aggregate credit limit. The customer must update new credit information at least annually.

There is a different credit review process for credit amounts higher than those available through the automated credit process and for categories of customer or types of credit not subject to the automated credit process, including credit operations in the middle market and in the corporate divisions. In these cases, we examine each application individually, verify data and carry out traditional credit analysis methodologies.

In addition, our credit business unit carries out technical support research on business groups and economic and industrial sectors within Brazil. This enables us to evaluate credit risk for companies in the middle market (with annual revenues in excess of R$6 million) and corporate divisions. Payroll deduction loans are evaluated at least on a yearly basis, or sooner, if something relevant comes to the attention of the credit business unit.

We give to each credit manager (manager of the credit business unit responsible for a team of credit analysts) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Loans up to R$100 million require approval from the credit committee, and may require approval from a senior credit authority, depending on the term of the proposed loan, the credit rating of the potential borrower and the allocated capital for the proposed loan. In addition, any proposed capital allocation greater than R$20 million is subject to the approval of the Superior Credit Committee.

Itaú BBA targets the large corporate divisions and its credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the president and the credit director who together can approve up to R$545 million, depending on the risk rating. Any loan above R$545 million has to be submitted to the approval of the Superior Credit Committee.

Operational Risk Management

Operational risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems or from external events. It includes legal risk, coupled with inadequacy or deficiency of contracts, as well as the penalties due to non-compliance with laws and punitive damages to third parties arising from the activities undertaken by an institution.

The sophistication of the banking businesses and the evolution of technologies have increased the complexity of our risk profiles and affected our operational risk management. While our management is experienced and operational risk management is not a new practice, it has been necessary to establish a specific structure for the operational risk distinct from the one traditionally applied to market and credit risks. The Superior Audit and Operational Risk Management Committee oversees operational risk management and establishes guidance for internal auditing. The committee analyses audit reports, establishes operational risk management guidelines and models and monitors internal controls, operational risks and legal compliance.

In line with the principles established by the CMN, we established an operational risk management policy, which was approved by our audit committee and ratified by the board of directors. The operational risk management policy is applicable to the Itaú Unibanco Holding consolidated with its subsidiaries in Brazil and abroad. The policy is comprised of a set of principles, procedures and guidelines that provide for the management of products, services, activities, processes and systems’ risks, also taking into consideration their nature and complexity. The policy defines the procedures for identifying, assessing, monitoring, mitigating, controlling and disclosing operational risks as well as its participants’ roles and responsibilities.

On July 1, 2008, the Central Bank put into effect legislation requiring financial institutions to allocate capital for operational risk. The current rule established by the Central Bank requires capital allocation based on the standard Basel II model (ASA – Alternative Standardized Approach). The use of an internal advanced model (AMA – Advanced Measurement Approaches) will be required beginning on July 2013, if approved by the Central Bank.

See Item “5B. Liquidity and Capital Resources — Capital.” In addition to allocating regulatory capital, Itaú Unibanco Holding uses decision-making models and also statistical models based on loss distributions by line of business, to allocate economic capital for operational risk.

Insurance Underwriting and Portfolio Risk Management

Insurance underwriting and portfolio risk is the risk from an adverse economic scenario that contradicts the assumptions used in our underwriting policy and in estimating its reserves. This risk is managed by the same bodies that oversee operational risk as described above. Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business. This approach is designed to maintain high quality underwriting, pricing discipline and reduce volatility in the results. The actuarial department analyzes the adherence of the probability tables used in the pricing models to the experience of our portfolio. In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation. This information provides specialized knowledge relating to industry segments and helps analyze risk based on account characteristics and pricing parameters. In the group life market, the prices of our insurance products are established according to rating systems based on an international actuarial table of mortality and the historical experience of our policies, the age of the group, the industry segments, the percentage of females and males and experience of each group and the financial health of the client. Property insurance underwriting is monitored through risk factors and pricing is based on exposure based on economic segment analysis, activity and level of severity risk, customer and similar companies experiences, financial health and customized management instruments. Our strategy for reinsurance underwriting is to work with a limited number of reinsurers in order to have a high pre-negotiated retention limit, which decreases our risk exposure. In addition, the underwriters analyze all of our accounts on an annual basis to manage risk associated with our insurance portfolio. In addition we apply risk-adjusted return on capital model to the corporate segment to allocate enough capital to ensure business sustainability. The risk adjustment return on capital model allows us to quantify the exposure to risk based on statistical criteria.

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December  31, 2010, total deposits amounted to approximately R$202,660 million, representing 39.9% of total funding. As of December 31, 2009, total deposits amounted to approximately R$190,908 million, representing 48.2% of our total funding. Our  time deposits and savings deposits represent one of our major sources of funding. As of December 31, 2010, time deposits representing 57.4% and saving deposits representing 28.6% of total deposits. As of December 31, 2009, time deposits representing 60.1% and saving deposits representing 25.3% of total deposits.

The following table sets forth a breakdown of our sources of funding as of December 31, 2010, 2009 and 2008:

	2010		2009		2008
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	202,660	39.9	190,908	48.2	150,802	51.6
Demand deposits	25,533	5.0	24,887	6.3	23,041	7.9
Other deposits	906	0.2	997	0.3	1,065	0.4
Savings deposits	57,899	11.4	48,222	12.2	31,896	10.9
Time deposits	116,398	22.9	114,810	28.9	92,758	31.7
Deposits from banks	1,924	0.4	1,992	0.5	2,042	0.7
Securities sold under repurchase agreements	97,972	19.3	66,174	16.7	49,492	16.9
Short-term borrowings	123,041	24.3	80,725	20.4	54,277	18.6
Trade finance borrowings	8,075	1.6	6,093	1.5	9,166	3.1
Local onlendings	378	0.1	215	0.1	122	0.1
Euronotes	1,306	0.3	414	0.1	576	0.2
Commercial Paper	-	-	-	-	60	-
Fixed rate notes	92	-	408	0.1	133	0.1
Mortgage notes	10,595	2.1	7,854	2.0	3,035	1.0
Securities issued and sold to customers under repurchase agreements	101,207	19.9	65,520	16.5	40,977	14.0
Other short-term borrowings	1,388	0.3	221	0.1	208	0.1
Long-term debt	84,768	16.5	58,976	14.7	37,672	12.9
Local onlendings	31,238	6.1	21,867	5.5	7,271	2.5
Euronotes	2,721	0.5	1,534	0.4	2,209	0.8
Fixed rate notes	550	0.1	148	-	278	0.1
Mortgage notes	1,217	0.2	971	0.2	669	0.2
Trade financing borrowings	5,967	1.2	5,907	1.5	7,361	2.5
Debentures	1,384	0.3	2,764	0.7	2,093	0.7
Subordinated debt	34,407	6.8	22,725	5.7	15,030	5.1
Debt under securitization of diversified payments right	-	-	-	-	1,424	0.5
Other long-term debt	7,284	1.3	3,060	0.7	1,337	0.5
Total	508,441	100.0	396,783	100.0	292,243	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2010, 2009 and 2008:

(in millions of R$)
	2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	26,439	-	-	-	26,439
Demand deposits	25,533	-	-	-	25,533
Other deposits	906	-	-	-	906
Interest bearing deposits	73,556	17,550	21,981	63,134	176,221
Savings deposits	57,899	-	-	-	57,899
Time deposits	15,314	16,714	21,476	62,894	116,398
Deposits from banks	343	836	505	240	1,924
Total	99,995	17,550	21,981	63,134	202,660

(in millions of R$)
	2009
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	25,884	-	-	-	25,884
Demand deposits	24,887	-	-	-	24,887
Other deposits	997	-	-	-	997
Interest bearing deposits	65,238	16,167	14,785	68,834	165,024
Savings deposits	48,222	-	-	-	48,222
Time deposits	16,446	15,437	14,242	68,685	114,810
Deposits from banks	570	730	543	149	1,992
Total	91,122	16,167	14,785	68,834	190,908

(in millions of R$)
	2008
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	24,106	-	-	-	24,106
Demand deposits	23,041	-	-	-	23,041
Other deposits	1,065	-	-	-	1,065
Interest bearing deposits	48,167	15,525	9,062	53,942	126,696
Savings deposits	31,896	-	-	-	31,896
Time deposits	15,822	14,656	8,615	53,665	92,758
Deposits from banks	449	869	447	277	2,042
Total	72,273	15,525	9,062	53,942	150,802

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2010, 2009 and  2008:

	2010	2009	2008
Retail	15.0%	34.7%	22.9%
Itaú Personnalité	27.7%	16.1%	27.2%
Middle market	43.3%	34.7%	40.5%
Corporate	14.0%	14.5%	9.4%
Total	100.0%	100.0%	100.0%

Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the FINAME, and passing of such funds at a spread determined by the government to targeted sectors of the economy. We refer to these borrowings as onlending and they are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2010, we participated as a financial agent in onlending transactions financed by BNDES and FINAME in the total amount of approximately R$31,616 million.  See “─ Itaú BBA.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2010, our total import and export funding was approximately R$14,042 million.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to onlend these funds in Brazil to Brazilian corporations and financial institutions. These onlendings take the form of loans denominated in reais and are indexed to the U.S. dollar. As of December 31, 2010, we had approximately R$4,669 million outstanding of structured and financial transactions. Our international operations including Portugal, the Grand Cayman-Branch, Itaú Unibanco´s Grand Cayman and New York branches, and Itaú BBA’s Nassau Branch, represent further funding vehicles for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “─ International Operations – Other International Operations.”

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option at any time until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate.  Total funding under this financial product as of December 31, 2010 amounted to R$101,207 million.

In addition, our leasing subsidiary periodically issues debentures, which represent another source of funding.

Technology

We are committed to offering the most advanced technology for the convenience of our customers. Therefore, we are frequently investing in the development and improvement of our systems.

In 2010, our IT budget consisted of approximately R$3,400 million in expenditures, including software development, and R$1,200 million in investments. In the same period, we completed the integration of our IT operations and risk functionalities arising from the Association and we are now focused on the development of a new operating model to achieve leadership in sustainable performance and high levels of customer satisfaction.

In December 31, 2010, Itaú Unibanco Holding’s IT group had 6,000 employees involved in the development of several initiatives that are part of our new operating model and also aimed at building an IT group to support our growth and enabling us to be more competitive in the following years. The main initiatives are:

•	Reducing time-to-market for new products;

•	Increasing systems availability for customers;

•	Designing systems architecture;

•	Consolidating “one-client-view” for all of our businesses;

•	Ensuring IT – business alignment; and

•	Improving IT operational efficiency.

Our new operating model includes investment in sustainable performance through Green IT initiatives, including the creation of a specific committee and the proper disposal of electronic waste. The IT group has also been working with new technologies, such as applications for the iPad, augmented reality (a combination of virtual reality and real-world elements), server virtualization (running multiple virtual operating systems on a single server) and biometric systems.

Itaú Unibanco was recognized as the most hi-tech company in Brazil by Revista Época Negócios, among 300 companies that participated in the evaluation process.

We have workplace contingency and disaster recovery processes for our main businesses. The back-up site is located in Campinas, state of São Paulo. Both our primary and secondary data centers have dedicated UPS systems and generators that start automatically whenever a power outage occurs.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2010, there were 137 multiple-service banks, 19 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A., or Bradesco, Banco Santander (Brasil) S.A., or Banco Santander and HSBC Bank Brasil S.A., or HSBC are the leaders in the non-state-owned multiple-services banking sector. As of December 31, 2010, these banks accounted for 40.7% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As of December 31, 2010, Banco do Brasil S.A., or Banco do Brasil, BNDES and Caixa Econômica Federal, or CEF, ranked first, fourth and fifth in the banking sector, respectively, accounting for 38.8% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets.
	As of December 31, 2010(*)
	In billions of R$	% of Total Assets
Banco do Brasil(**)	779.3	17.8
Itaú Unibanco Holding	720.3	16.4
Bradesco	562.6	12.8
BNDES	520.8	11.9
CEF	401.4	9.2
Banco Santander	376.0	8.6
HSBC	124.7	2.8
Banco Votorantim	110.7	2.5
Safra	76.3	1.7
Citibank	54.4	1.2
BTG Pactual	48.6	1.1
Banrisul	32.3	0.7
Deutsche	30.9	0.7
Credit Suisse	24.5	0.6
Others	522.7	12.0
Total	4,385.8	100.0

(*)           Based on banking services, excluding insurance and pension funds.

(**)         Includes the consolidation of 50.0% of Banco Votorantim S.A.  based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim S.A..

Source: Central Bank, 50 Largest Banks and the Consolidated Financial System (December 2010).

With the Association and the establishment of Itaú Unibanco Holding, new business opportunities arose in the domestic market, in which the economies of scale have become crucial for competition. Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 16.3% based on total loans as of December 2010, positioning us at second place in the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 27.0% of the Brazilian market share as of December 2010.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 21.9% over the last three years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies are increasingly adopting alliances and co-branding strategies and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

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

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are Bradesco, Banco do Brasil, CEF, Banco Santander and other related companies. On December 31, 2010, this industry consisted of approximately 113 insurance companies of various sizes, including 30 conglomerates and 45 independent companies. The Porto Seguro Alliance resulted in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had a leading position based on insurance premiums as of December 2010, with 13.9% of Brazilian market share.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander (for private retirement plans only) and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Santander Brasil.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namely Banco Citibank S.A, Banco de Investimentos Credit Suisse (Brasil) S.A., HSBC, Banco JP Morgan S.A., Banco Morgan Stanley S.A. and Banco Santander.

Itaú BBA also has a leading position in the cash management market, where its main challengers are Banco do Brasil, Banco Santander and Bradesco. In 2010, Itaú BBA received the “Domestic Cash Management Provider in Brazil” award from Euromoney, for the second consecutive time.

In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco and Banco BTG Pactual S.A. In 2010, Itaú BBA ranked in a top-one or two position in each of equity capital markets, debt capital markets and mergers and acquisitions.

Consumer Finance Industry

Competitors in the consumer finance industry include HSBC, Banco Santander and Bradesco, as well as Banco Panamericano S.A., Citifinancial, a brand of Banco Citibank S.A., GE Money, a brand of Banco GE Capital S.A. and Banco Ibi S.A. Key competitive factors in this industry are distribution, strong brands, consumer relationship management and strategic alliances with key retailers.

Real Estate Financing

The main player in the Brazilian real estate market is CEF, a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. This position is reinforced with the “Minha Casa Minha Vida” federal program, which is responsible for the construction and financing of one million low income homes and for which CEF is the main operator. There are also two important private bank competitors: Banco Santander and Bradesco.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the Banking Reform Law. The Banking Reform Law regulates the national financial system, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. This law confers on the CMN powers to set the loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank over issuing banknotes and setting reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

Principal Regulatory Agencies

The CMN

The CMN, the highest authority responsible for monetary and financial policies in Brazil, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is chaired by the minister of finance and includes the minister of planning budget and management and the president of the Central Bank. The CMN is authorized to regulate the credit operations which Brazilian financial institutions are engaged in, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian saving and investment policies and to regulate the Brazilian capital markets. In this regard, the CMN also oversees the activities of the Central Bank and the CVM.

The Central Bank

The Central Bank is responsible for implementing the policies established by the CMN, related to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil subject to ratification by the Brazilian senate, to perform his duties for an indefinite term. Since January 2011, the president of the Central Bank has been Mr. Alexander Antônio Tombini.

The CVM

The CVM is the body responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds.

SUSEP

The SUSEP, a body subject to the Ministry of Finance, established by Decree Law No. 73, of November, 21, 1966, is responsible for the supervision and control of insurance, open private pension funds, capitalization and reinsurance businesses in Brazil.

CNSP

The National Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP, also established by Decree Law No. 73, is responsible for insurance, open private pension funds, capitalization and reinsurance policies in Brazil. The CNSP is chaired by the minister of finance or his representative and includes the superintendent of private insurance and representatives of the ministry of justice, the ministry of social welfare, the Central Bank and the CVM. The CNSP also regulates, together with SUSEP, insurance, open private pension funds, capitalization and reinsurance businesses in Brazil.

Principal Limitations and Restrictions on Financial Institutions

Under Brazilian banking laws and regulations, financial institutions may not:

•
operate in Brazil without the prior approval of the Central Bank and carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

•
invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking business unit of a multiple-service bank or through an investment bank;

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

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions devoted to fostering economic development, primarily with respect to the agricultural and industrial sectors. State development banks act as independent regional development agencies in addition to performing commercial banking activities. In the last decade, several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

•	Banco do Brasil, which is a federal government-controlled bank. Banco do Brasil provides a full range of banking products to the public and private sectors;

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

Private Sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance. As of May 1, 2011, there were 549 financial institutions operating in the private sector, including:

•	commercial banks — approximately 19 private sector commercial banks engaged in wholesale and retail banking and were particularly active in demand deposits and lending for working capital purposes;

•	investment banks — approximately 14 private investment banks engaged primarily in time deposits, specialized lending, and securities underwriting and trading; and

•
multiple-service banks (bancos múltiplos) — 137 private sector multiple-service banks provided, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate financing.

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

Existing Requirements

Since January 1995, Brazilian financial institutions have been required to comply with Basel I on risk-based capital adequacy, modified as described below.

In general, Basel I and Basel II require banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of tier 1 capital, or Tier 1 Capital, and the balance must consist of tier 2 capital, or Tier 2 Capital. Tier 1 Capital, or core capital, includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

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

•
the ratio of capital to assets of 11.0% mentioned above must be calculated based on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity; (ii) power to elect or dismiss the majority of the management of the invested entity; (iii) operational control of the invested company characterized by common management; and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes; and

•
Brazilian regulation imposes higher requirements for capital allocation to cover operational risks, requiring Brazilian financial institutions to set aside 12.0% to 18.0% of their financial intermediation average gross income to cover operational risks.

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

The regulatory capital is represented by the sum of Tier 1 Capital and Tier 2 Capital and, together with the deductions described in Note 31 to our consolidated financial statements, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Basel III Framework

On December 16, 2010, the Basel Committee on Banking Supervision, or the Basel Committee, issued its new Basel III framework. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

The Basel III framework will require banks to maintain: (i) a minimum common equity capital ratio of 4.5%, (ii) a minimum Tier 1 Capital ratio of 6% and (iii) a minimum total capital ratio of 8%. In addition to the minimum capital requirements, Basel III will require a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee phased in the three basic minimum requirements first, beginning on January 1, 2013, with a longer period for banks to comply with the capital conservation buffer and other requirements, beginning on January 1, 2016.

Basel III also introduces a new leverage ratio. A supervisory monitoring period will begin in 2011 and a parallel testing run of a minimum Tier 1 Capital leverage ratio of 3% will begin in 2013. Basel III will require banks to disclose their leverage ratio and its components beginning January 1, 2015.

In addition, Basel III aims to improve risk coverage by reforming the treatment of counterparty credit risk, or CCR. Going forward, affected banks generally will, among other things, be required to determine their capital requirement for CCR using stressed inputs and be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating credit-worthiness.

In relation to liquidity, Basel III implements a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR will require affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under an acute stress scenario. The NFSR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the bank’s assets and activities over a one year period. Basel III provides for an observation period to begin in 2011 and it is contemplated that the LCR and the NSFR, including any revisions, will be introduced as minimum standards beginning January 1, 2015 and 2018, respectively.

In addition, on January 13, 2011, the Basel Committee expanded on the Basel III capital rules with additional requirements, or the January 13 Annex, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires an instrument issued by an internationally active bank to have a provision that requires such instruments, at the option of the relevant authority, to either be written off or converted to common equity upon a “trigger event.” A “trigger event” is the earlier of: (i) a decision that a write-off, without which the bank would become non-viable, is necessary, as determined by the relevant authority; and (ii) the decision to make a public sector injection of capital, or equivalent support, without which the bank would have become non-viable, as determined by the relevant authority. The additional requirements will apply to all instruments issued after January 1, 2013; otherwise, qualifying instruments issued prior to that date will be phased out over a ten-year period, beginning in 2013.

Implementation of Basel III in Brazil

On February 17, 2011, the Central Bank issued Notice No. 20,615, or Notice 20,615, containing preliminary guidance and an estimated schedule for the implementation of Basel III in Brazil. It is intended that, in general, the higher minimum capital requirements and new capital conservation and countercyclical capital buffers and revised risk-based capital measures will be implemented in Brazil earlier than the timeline recommended by the Basel Committee.

Brazilian banks’ minimum total capital ratio will be calculated as the sum of three components:

•	regulatory capital (patrimônio de referência);

•	a capital conservation buffer (to enhance the loss absorption ability of financial institutions); and

•	a countercyclical capital buffer (to address the risk of the build-up of excess credit growth).

Brazilian banks’ regulatory capital will continue to comprise two tiers, Tier 1 Capital and Tier 2 Capital, and qualification of financial instruments as Tier 1 Capital or Tier 2 Capital will be based on the ability of such instruments to absorb losses at a viable financial institution.  Tier 1 Capital will be further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier 2 Capital are expected to continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with Basel III requirements as implemented by the Central Bank, including the mandatory conversion clauses required under the January 13 Annex. If such instruments do not comply with these requirements as implemented by the Central Bank, it is expected that, beginning January 1, 2013, 10% of the nominal value of such instruments will be deducted annually from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital.

A maximum leverage ratio of 3% is expected to Brazilian banks from January, 2018, with certain disclosure requirements applicable from January 1, 2015.  A LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are also expected to apply to Brazilian banks from January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements applicable from January 15, 2012.

The following table, based on Notice 20,615, presents the current estimated schedule for implementation by the Central Bank of the principal changes related to capital adequacy and leverage requirements under Basel III.

	From January 1,
	2013	2014	2015	2016	2017	2018	2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%

Tier 1 Capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%

Regulatory Capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%

Capital Conservation Buffer	-	-	-	0.625%	1.25%	1.875%	2.5%

Countercyclical Capital Buffer	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

The Central Bank is expected to begin issuing new rules implementing Basel III at the end of 2011. The Central Bank may, however, impose different rules implementing Basel III from the preliminary guidance outlined in Notice 20,615.  Until such new rules are issued, the existing capital rules described above under “— Capital Adequacy and Leverage/Regulatory Capital Requirements” continue to be in force.

Changes in Capital Allocation

On December 3, 2010, CMN and the Central Bank revised certain capital adequacy and reserve requirement rules (see “— Reserve Requirements” below) in order to curb credit expansion. Central Bank Circular No. 3,515 provided that the capital requirement for consumer loans entered into from December 6, 2010 with a maturity of 24 months or longer was increased. The risk weighting factor (fator de ponderação de risco) for such transactions increased from 75% or 100% to 150%, resulting in a capital allocation of 16.5% (instead of the former 11%). The following consumer loans are excluded from this requirement:

•	Rural loans, residential mortgages or financing for residential leases;

•	Cargo vehicle financing or leasing transactions;

•	Payroll loans with a maturity of less than 36 months; and

•
Vehicle financing or leasing if (a) the maturity is 24 to 36 months and the amount financed is up to 80% of the purchase price (in the case of a financing) or present value (in the case of a lease) of the vehicle acquired and given as guarantee or leased, (b) the maturity is 36 to 48 months and the financed amount is up to 70% of the purchase price or present value of the vehicle acquired and given as guarantee or leased, or (c) the maturity is 48 to 60 months and the financed amount is up to 60% of the purchase price or present value of the vehicle acquired and given as guarantee or leased.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions and such reserve amounts must be deposited with the Central Bank. Reserve requirements are a mechanism to control the liquidity of the Brazilian financial system. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits.

Subsequent to the most intense periods of the global financial crisis in 2008 and 2009, the CMN and the Central Bank have enacted the following measures in order to provide the Brazilian financial system with greater stability:

•	Increases in the rate for demand deposit reserve requirements from 42.0% until July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

•
Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$2.5 billion, and (i) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion;

•	Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•
Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2.5 billion, and (iii) greater than R$5 billion has been maintained at zero;

•
Limitation on deductibility from time deposit reserve requirements of certain transactions concluded before June, 11, 2011 with smaller financial institutions with consolidated Tier 1 Capital of less than R$2.5 billion (including: (x) interbank deposits with such smaller financial institutions; (y) investments in debt securities issued by such smaller financial institutions, and (z) any loan portfolio purchased from such smaller financial institutions) has been reduced from 45.0% to 36.0% of a financial institution total demand deposit reserve requirements;

•	Financial bills issued by financial institutions have been exempted from reserve requirements; and

•
Creation of a cash reserve requirement for financial institutions with foreign exchange operations, effective as of April, 4, 2011, corresponding to 60.0% of the amount of daily short position taken in foreign currencies in excess of the lower of (i) US$3 billion or (ii) the regulatory capital of the financial institution.

Financial institutions are still permitted to deduct from their demand deposit reserve requirements the amount of voluntary installments of contributions to the Brazilian federal deposit guarantee plan (Fundo Garantidor de Créditos), or FGC.

As of December 31, 2010, we had required reserves funded in cash of R$85,790 million compared to R$13,869 million as of December 31, 2009, of which R$81,054 million and R$9,827 million, respectively, earn interest. The significant increase in reserve amounts from December 31, 2009 to December 31, 2010 is primarily the result of the introduction of amendments by the Central Bank and the CMN to the requirements as described above and that such reserve amounts be funded entirely in cash.

Foreign Currency Exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital, in accordance with CMN Resolution No. 3,488.

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

Treatment of Past Due Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. Transactions are classified for purposes of Central Bank requirements as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from to additional provisions required by the Central Bank which are deemed necessary by management of those financial institutions, provisions required to be made vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with article 9 of Law Nº 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with CMN Resolution No. 3,844. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but international funds that remain in Brazil for a period equal to or shorter than 720 days are subject to the IOF, at a rate of 6.0% levied on the notional amount in local currency of the foreign currency exchange contract entered into. However, if the funds remain in Brazil for a period over 720 days, the IOF is reduced to zero. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior registration with the Central Bank.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the shareholders’ equity of the relevant institution. There is no current limit to long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with the Central Bank Circular No. 3,401, other institutions within the national financial system are not allowed to have short positions in foreign currency, although there are no limits in respect to foreign exchange long positions.

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

Brazilian banking laws and regulations also impose prohibitions on the extension of credit or guarantee to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10.0% of the capital. This limitation is also applicable in respect to directors and officers of the financial institution and certain of their relatives, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain the prior approval of the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	the Brazilian financial institution must have been in operation for at least six years;

•
the Brazilian financial institution’s paid-in capital and shareholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300.0% of the minimum paid-in capital and shareholders’ equity required by Central Bank regulations for commercial banks;

•	the Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision; and

•	the Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.

Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch to the competent foreign authorities and begin operations within one year. Failure to fulfill these conditions may result in cancellation of the authorization.

Compensation of Directors and Officers of Financial Institutions

         On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40.0% of variable compensation must be deferred for future payment by at least 3 years. These new rules will take effect on January 1, 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set out in Resolution No. 3,921.

Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended, or the Brazilian Insolvency Law, was sanctioned by the president on February 9, 2005, became effective in June 2005 and was amended in June and November 2005; it has significantly reshaped and modernized bankruptcy law in Brazil, until then governed by rules originating in 1945. Among the more important innovations introduced by the new law are the following: (i) the availability of  reorganization arrangements that, subject to flexible statutory terms and conditions, may be structured under varying forms so as to enable a debtor deemed by its creditors to have business potential to effectively attempt to financially restructure; and (ii) in the event of bankruptcy, the ranking of secured debts ahead of tax liabilities.

While the insolvency of financial institutions remains governed by specific regimes set forth in Law No. 6,024 of March 13, 1974 (intervention, extrajudicial liquidation and temporary special administration regime, each of which is discussed in further detail below), they are subject to the Brazilian Insolvency Law, to the extent applicable, on an ancillary basis, until such time as a specific set of rules is enacted. These specific regimes are imposed by the Central Bank to avoid bankruptcy of financial institutions.

Intervention

The Central Bank may intervene in the operations of a bank in the following circumstances:

•	if there is a material risk for creditors, resulting from mismanagement;

•	if the bank fails to remedy material violation of the Brazilian banking laws or regulations after notice of the Central Bank; or

•	if intervention is an alternative to liquidation.

Beginning with the date it is ordered, by the Central Bank, an intervention suspends actions or foreclosures related to payable obligations of the financial institutions, prevents early termination or maturity of obligations of the financial institution, and freezes pre-existing deposits.

The intervention may cease:

•
at the discretion of the Central Bank if the controlling shareholders or interested third parties take over the administration of the financial institution under intervention after having provided the guarantees required by the Central Bank;

•	when the situation of the financial institution is regularized as determined by the Central Bank; or

•	when extrajudicial liquidation or bankruptcy of the entity is ordered by the Central Bank or by the relevant courts, respectively.

Extrajudicial Liquidation

An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

•	debts of the financial institution are not being paid when due;

•	the financial institution is deemed insolvent;

•	the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors;

•	management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or

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

Extrajudicial liquidation suspends actions or foreclosures related to the financial institution, while no other action or foreclosure may be commenced, accelerate the term of its obligations, or interrupt the statute of limitations with regard to the obligations of the financial institution. In addition, interest ceases accruing on the obligations of the financial institution until all its obligations to third parties are duly paid.

Extrajudicial liquidation proceedings may cease:

•
at the discretion of the Central Bank if the controlling shareholder or interested third parties take over the administration of the financial institution after having provided the guarantees required by the Central Bank;

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

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (Regime de Administração Especial Temporária), or RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally. The RAET may be imposed by the Central Bank in the following circumstances:

•	the financial institution continually participates in transactions contrary to economic and financial policies established by federal law;

•	the financial institution fails to comply with the compulsory reserves rules;

•	the financial institution has operations or circumstances which call for an intervention;

•	illegal or management misconduct exists; or

•	the institution faces a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial condition of the institution under special administration. Although the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continue to operate in its ordinary course, the Central Bank has the authority to order corporate reorganizations of the financial institution and its subsidiaries, including changing the corporate type, merger or other types of business consolidations, spin-off or change of control of the financial institution under such regime.

Repayment of Creditors in Liquidation

In the event of the extrajudicial liquidation of a financial institution or a liquidation of a financial institution under the terms of a bankruptcy proceeding, employees’ wages and related labor claims up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankruptcy estate. The FGC, a deposit insurance system, guarantees a maximum amount of R$70,000 of certain deposits and credit instruments held by an individual with a financial institution (or financial institutions of the same financial group). The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% per month, in accordance with CMN Resolution No. 3,400, as amended. The payment of unsecured credit, including regular retail customer deposits not payable under the FGC, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. Additionally, deposits and credit instruments raised outside of Brazil are not payable under the credit insurance fund, in accordance with CMN Resolution No. 3,400.

CMN Resolution No. 3,692 of March 26, 2009, authorizes financial institutions to raise funds by means of time deposits guaranteed by the FGC up to a certain amount provided that such deposits (i) have a minimum term of twelve months and a maximum term of sixty months, (ii) are not callable before their term (applicable only for deposits raised after May, 2009), and (iii) are limited to an amount assessed considering bank’s Tier 1 reference net worth and bank’s time deposits, whichever is higher, per deposit of the same bank, limited to R$5 billion. CMN Resolution 3,931, enacted on December 3, 2010, reduced the volume of deposits that financial institutions can accept with the guarantee granted by FGC by 20.0% every year from January 2012 to January 2016, thereby ending such guarantee by 2016.

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

Foreign Banks and Foreign Investments

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have a head office offshore), as well as the acquisition of equity interests by foreign financial institutions in Brazilian financial institutions, is prohibited, except when duly authorized by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless legislation states otherwise,

•	any foreign entity that directly owns shares of Brazilian companies must be registered with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica), or CNPJ;

•	foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank;

•
the Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary. For cases involving the acquisition of non-voting shares issued by Brazilian financial institutions, foreign investors must also observe the abovementioned requirements concerning registration with the corporate taxpayer registry and with the Central Bank.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

Audit Committee

For information regarding our audit committee and our audit committee financial experts, see “ Item 6C. Board Practices— Statutory Bodies — Audit Committee” and “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Regulation of Independent Accountants

CMN Resolution No. 3,198, dated May 27, 2004, as amended, establishes the rules governing external audit services provided to financial institutions.

In accordance with CMN Resolution No. 3,198, financial statements and financial information of financial institutions must be audited by independent accountants who are (i) registered with the CVM, (ii) certified as banking analyst experts by the CFC and IBRACON, and (iii) meet certain independence requirements.

The banking analyst certification of the responsible partner and the audit team members with management duties should be maintained by means of (i) approval by a new exam organized by the CFC together with the IBRACON, within a period not to exceed three years of the last approval; or (ii) the performance of independent audit in financial institutions together with the attendance of a continuing professional education program.

At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties in the independent accounting firm must be replaced. Such former accountants may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN Resolution No. 3,198 also prohibits the engagement and maintenance of independent accountants by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) any ownership interest or any asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists; and (iii) the payment of fees representing at least 25% or more of the total annual fees of the independent accountant  Additionally, the audited institution is prohibited from hiring partners and audit team members in management positions that were involved in the audit work for the financial institution for the past 12 months.

In connection with the audit work for the financial institution, in addition to the audit report, the independent accountant must prepare the following reports:

•	assessment of the internal control and risk management procedures of the financial institution, including the electronic data processing system, showing any deficiencies found; and

•
description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, mail, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with Brazilian GAAP. Financial institutions must have their financial statements audited every six months. Quarterly financial information statements filed with the CVM must be reviewed by its independent accountants. CVM Rule No. 381 requires public companies, including financial institutions, to disclose information relating to services from independent accountants, other than the audit work, that represented 5.0% of more of the fees paid to the independent accounting firm.

In addition, CMN Resolution No. 3,786, dated September 24, 2009, requires that, beginning December 31, 2010, our annual consolidated financial statements be prepared in accordance with IFRS (except that as part of a transition process, for the initial year comparative information is not required to be presented), and accompanied by an independent audit report on such financial statements.

Regulation of Presentation of Financial Statements

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes certain rules on consolidation of financial statements by financial institutions. According to this Resolution, financial institutions, except for credit unions, are required to prepare their financial statements on a consolidated basis, including investments in companies in which they hold, directly or indirectly, solely or jointly, (i) the right to nominate or designate a majority of the company’s board of directors; (ii) the right to appoint or dismiss the majority of the officers and directors of the company; or (iii) operational or corporate control. Such resolution is applied by the Central Bank to us on a group-wide basis.

Rules Governing the Collection of Bank and Credit Card Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. CVM Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks´ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix I. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.

The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (ii) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) subscription to service packages must be through a separate contract; (iv) information given to the customer with respect a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) registration fees cannot be cumulatively charged; (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit cards with certain basic services, which was classified as a prior service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June, 2011, increasing to 20.0% as of December, 2011.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

Regulation of Internet and Electronic Commerce

Although Brazil does not have a comprehensive legislation regulating electronic commerce, since 2001 the legal validity of electronic documents in Brazil is ruled by Provisional Measure No. 2,200, which establishes a government controlled digital certification system, aimed at guaranteeing the authenticity, integrity and legal validity of electronic documents and ensuring the security of electronic transactions. However, there are currently several bills relating to internet and electronic commerce regulation in the Brazilian Congress. The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by CMN Resolution No. 2,953 of April, 25, 2002, allowing the opening of deposit bank accounts by electronic means, which includes the internet, ATM machines, telephone and other communication channels. This regulation sets forth specific rules on the opening and use of bank accounts via electronic means, including: (i) requirements contained in CMN Resolution No. 2,025 for verification of the identity of the customer; and (ii) transfers of amounts are allowed only between accounts of the same accountholders or in the event of liquidation of investment products and funds, to an account of the same accountholders of the investment products/funds.

On March 26, 2009, the CMN enacted Resolution No. 3,694 requiring that all financial institutions offering products and services to their clients through electronic means must guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

In addition, the Central Bank also permits, under CMN Resolution No. 3,919 of November, 25, 2010, the opening of deposit bank and savings accounts, accessed and used exclusively through electronic means. See “—Rules Governing the Collection of Bank and Credit Card Fees” above.

Anti-Money Laundering Regulations

The Brazilian anti-money laundering law (Law No. 9,613, as amended), or the AML Law, makes it a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from the following crimes: (i) illegal trafficking of narcotic substances; (ii) terrorism and terrorism financing; (iii) smuggling or trafficking weapons or munitions; (iv) extortion through kidnapping; (v) acts against Brazilian public administration; (vi) acts against the national financial system; (vii) acts conducted by a criminal organization; or (viii) acts against a foreign public administration.

The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras), or COAF, which is the Brazilian financial intelligence unit that operates under the Ministry of Finance. COAF has a central role in the Brazilian system of fighting against money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to the AML Law and complementary regulations enacted by the Central Bank, financial institutions must have internal controls procedures in order to:

•
identify and know their customer, which includes determining whether the customer is a Politically-Exposed Person, or PEP, as well as identifying the beneficial owners in the related transaction, if any. These records must be kept up to date;

•	compile an analysis of new products and services with respect to anti-money laundering issues;

•
maintain records of all financial services or transactions held on behalf of, or for, a customer. The record system must allow the identification of: (i) any transaction or series of transactions involving amounts that exceed R$10,000 and belong to the same customer or conglomerate in one calendar month; and (ii) operations that reveal a pattern of activity that suggests a scheme to avoid identification;

•
pay special attention to (i) unusual transactions, or proposed transactions, related to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs; (iii) evidence of fraud in customer or transaction identification; (iv) customers or transactions involving unidentifiable beneficial owners; (v) operations originated from or destined to countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions must have enhanced monitoring programs, check if a certain customer or transaction must be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer;

•	report suspicious transactions to COAF, including all cash transactions equal to or above R$100,000, which must be reported automatically in the same day of transaction;

•	keep the records referred to above for at least five years or ten years, depending on the nature of information, even after ending a customer relationship or closing a transaction; and

•	define criteria for employee hiring and maintain an employee anti-money laundering training.

Non-compliance with any of the obligations indicated above subjects the financial institution and its managers to penalties varying from fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$200,000) to rendering its managers ineligible for the exercise of any functions in financial institutions and the revocation of the financial institution’s license to operate.

Politically-Exposed Persons

PEPs are public agents who occupy or have occupied a relevant public function (for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials), over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their family members and close associates. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval of a member of staff with higher hierarchical level, compared to those that  normally approve the relationship, such as directors, prior to establishing any relationship with those individuals. They must also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all the suspicious transactions to COAF.

Banking Secrecy

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to credit reference agencies of information based on data from the records of subscribers of cheques drawn on accounts without sufficient funds and defaulting debtors; (iv) the provision by financial institutions and credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to a criminal or other unlawful act; (v) as otherwise expressly allowed by Supplementary Law No. 105 of January 10, 2001; and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

Finally, a breach of bank confidentiality may be ordered by judicial authority when necessary to investigate any torts or crimes. With the exception of instances permitted by Supplementary Law No. 105 and other instances permitted by judicial order, a breach of bank confidentiality is a crime punished by one to four years of confinement, and fine.

The Consumer Defense Code and Banking Client Protection Regulation

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor), or the CDC, was enacted to establish rules for consumers’ protection and governs the relationship between product and service providers and consumers. After a long controversy over the extent to which CDC applies to financial services, the Brazilian Supreme Court decided in a final judgment that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank focused their regulation and supervisory role to issues that are specific to financial services, which includes: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsmen officer (CMN Resolution No. 3,477); (ii) early liquidation of loans (CMN Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions (CMN Resolution No. 3,517); (iv) liability prevention and control in financial transactions (CMN Resolution No. 3,694); (v) collection of bank fees and commissions (CMN Resolution No. 3,518, altered by CMN Resolution No. 3,919).

Besides the banking client protection regulation enforced by CMN and the Central Bank, the basic consumer rights guaranteed by the CDC regarding the relationship between financial institutions and their clients include: (i) the imposition of a reverse burden of proof in court; (ii) financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect against abusive practices; (iii) financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services; (iv) financial institutions are liable for any damages caused to their customers by misrepresentations in their publicity or information provided; and (v) interest charges in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts.

With respect to consumer’s rights, Decree No. 6,523 directed the CDC to establish general rules on Customer Service Assistance (Serviço de Atendimento ao Consumidor), or SAC, by phone for information, clarification of doubts, complaints, and agreements regarding suspension or cancellation, and Law No. 11,785 amended CDC’s article 54 to define that in adhesions agreements, the font size may not be smaller than a size 12.

Antitrust Regulation

Generally, under the Brazilian antitrust law (Law No. 8,884, enacted on June 11, 1994), transactions resulting in economic concentration must be submitted to the Brazilian Antitrust System (Sistema Brasileiro de Defesa da Concorrência), or SBDC, for approval if they result in the control of 20% or more of a relevant market or if any of the parties had an annual gross revenue of R$400 million or more. CADE, the decision-making body of the SBDC, may approve a transaction without restrictions, approve it with restrictions or not approve it.

Financial conglomerates submit merger and acquisitions transactions in various industries, including the insurance and pension plan industries, to SBDC for approval. Merger and acquisition transactions in the banking industry, however, must be submitted to the Central Bank, as financial institutions depend on the approval of the Central Bank in order to merge with or acquire another financial institution. The exclusive authority of the Central Bank to review and approve merger and acquisition transactions involving financial institutions was confirmed in August, 2010, by the Superior Court of Justice, in a decision still subject to further review. Although the outcome of this case will not automatically become a binding precedent for financial institutions in general, an overruling of this decision could nevertheless make it advisable for financial institutions to submit any merger or acquisition transactions in the banking industry to the SBDC, in addition to the submission of such transactions to the Central Bank.

Asset Management Regulation

Asset management is regulated by the CMN and the CVM. CMN and CVM regulations stipulate that institutions must segregate their asset management activities from their other activities.

Certain investment funds within the asset management industry, such as private equity investment funds are also self-regulated by ANBIMA, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

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

According to CVM rule No. 409, of August 18, 2004, as amended, investment funds may be classified as (i) short term funds; (ii) referenced funds; (iii) fixed income funds; (iv) stocks funds; (v) exchange funds; (vi) external debt funds; and (vii) multi-market funds.

Investment funds are subject to certain restrictions with respect to the composition of their portfolios and the classification of their investors, including, among other things, restrictions on the types of securities, financial assets and operations, limits per issuer and limits by type of financial assets.  Such restrictions are set forth in CVM regulations.

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives. Pursuant to such regulations, fund managers must mark their securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.

The CVM has also enacted rules to regulate private equity funds, credit rights investment funds, real estate investment funds and other specified investment funds. The rules of CVM rule No. 409 are applicable to each and every investment fund registered with the CVM to the extent they are not contrary to the provisions of specific rules applicable to such funds.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, and the regulations issued there under by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.

Law No. 6,099, as amended, sets forth the general guidelines for the legal treatment of leasing transactions and delegates to the CMN, the regulator and supervisor of the financial system, the competency to scrutinize leasing companies and their transactions in greater detail. Through CMN Resolution No. 2,309, the CMN and the Central Bank supervise and control the transactions entered into by leasing companies. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Taxation

We describe below the main corporate taxes that may impact financial transactions entered into by companies of the Itaú Unibanco Group, as well as a description of the main taxes on financial transactions.

Overview

The table below summarizes the main taxes imposed on our activities. For a more detailed analysis, investors should consult their tax advisers.

Tax	Rate	Calculation of Taxable Profit
IRPJ	15.0% plus 10.0%	Net income with adjustments (exclusions, additions, and deductions).
CSLL	15.0% or 9.0%	Net income with adjustments (exclusions, additions, and deductions).
COFINS	4.0%	Gross revenue minus specific deductions
PIS	0.65%	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Service value

Corporate Income Tax and Social Contribution on Profits

Currently, Brazilian companies are subject to the corporate income tax (imposto de renda da pessoa jurídica), or IRPJ. and the social contribution on profits (contribuição social sobre o lucro líquido), or CSLL.

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), which is subject to adjustments (deductions, additions and exclusions) upon the ascertainment of the tax due at the end of the fiscal year (e.g., operating costs, expenses, provisions and equity accounting).

The IRPJ is imposed at a rate of 15.0% and a surtax of 10.0% is applicable when the total amount of profit exceeds R$20,000 per month (imposing a total rate of 25.0% on the amount of profit exceeding R$20,000 per month).

The CSLL is generally imposed at a rate of 9.0%. Law No. 11,727 of June 23, 2008, established that as of May 1, 2008, the CSLL rate on income of financial, insurance and similar companies increased to 15.0%. The following companies are considered financial, insurance and similar companies for this purpose: private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations. The increased CSLL rate is applicable to us and many of our subsidiaries and affiliates. Brazilian financial institutions, including us, are disputing the constitutionality of a higher CSLL tax rate that applies only to financial, insurance and similar companies.

Brazilian companies can offset the historical nominal amount of tax losses against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year.

Companies pay the IRPJ and CSLL taxes based on their worldwide income rather than on income solely from Brazilian operations. Therefore, profits, capital gains and other income obtained abroad by Brazilian entities will be computed in the determination of their net income. In addition, profits, capital gains and other income from foreign branches or income from subsidiaries or foreign corporations controlled by a Brazilian entity will also be computed in the calculation of such entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian company is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income.

Taxation of Profit Distribution

Dividends paid by a Brazilian company, including stock dividends and other dividends paid to a non-resident, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 9,249 of December 26, 1995, as amended, allows a Brazilian corporation to make, instead of dividend distributions, distributions that are treated as interest on net equity and that constitute deductible expenses for purposes of calculating the IRPJ and CSLL. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily average of the TJLP, as determined by the Central Bank, over the taxable year, and the amount of payments and deduction may not exceed the greater of (i) 50.0% of net income (after the deduction of CSLL, but before taking into account the amount of such interest on net equity and the provision for IRPJ) for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained profits and profit reserves.

Any payment of interest on shareholders’ equity is subject to withholding income tax at the rate of 15.0%, or 25.0% in the case of a shareholder who is domiciled in a tax haven jurisdiction (See Item 10E.Taxation). These payments may be qualified, at their net value, as part of any mandatory dividend.

Taxes on Revenue – Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian companies are subject to the following taxes on revenues: contribution on social integration program (contribuição para o programa da integração social), or PIS, and social security financing contribution (contribuição social para o financiamento da seguridades social), or COFINS.

According to Law 9.718, as amended, financial institutions must pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4.0%. In general, PIS and COFINS are charged on companies’ gross revenues, with some exemptions. In the case of financial institutions, certain additional deductions are provided by law so that the taxation basis is similar to the gross profit margin. Certain of our financial subsidiaries are currently claiming that the PIS and COFINS should be levied only on their revenue from the sale of goods and services, and not on revenues from financial and other activities. The amounts in dispute are accounted for as a tax liability provision on our balance sheet.

Non-financial companies that calculate IRPJ and CSLL based on the taxable income regime are required to calculate PIS and COFINS contributions according to the non-cumulative regime. Under this regime, PIS is imposed at a rate of 1.65% and COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company, however, the taxpayer can offset credits arising from the application of the same rates on the value paid on the purchase of certain inputs used in the production process of the company. Currently, under such non-cumulative regime, financial income (except, for example, for income from interest on net equity) of non-financial companies is not subject to PIS and COFINS.

Service Tax

The tax on services (imposto sobre serviços de qualquer natureza), or ISS, is generally imposed on the price of value of services rendered (e.g., bank services) and charged by the municipality where our branch or office that renders the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality.

Tax on Financial Transactions

The tax on financial transactions (imposto sobre operações financeiras), or IOF, is imposed on foreign exchange, insurance, credit and securities transactions. The IOF rate may be changed by a decree from the executive branch (which is effective beginning on its publication date) rather than a law.

The IOF on foreign exchange transactions, or IOF/FX, tax is imposed on several foreign exchange transactions. Its applicable rates may be increased up to 25.0%. The IOF/FX tax rates imposed on foreign exchange transactions recently have been modified and are currently imposed at a rate of 0.38%, with the following important exceptions:

•
the IOF/FX tax is imposed at a rate of 6.0% on the inflow of funds to Brazil deriving from, or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 720 days (if the average minimum term of the loan is longer than 720 days, the IOF/FX rate is 0.0%);

•
the IOF/FX is imposed at a rate of 6.0% on the inflow of funds into Brazil in connection with settlement of foreign exchange transactions by foreign investors, including simultaneous foreign exchange transactions, with the purpose of investing in the Brazilian financial and capital markets, except for the transactions set out below;

•
the IOF/FX is imposed at a rate of 2.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors that involve variable-income investments on stock exchanges or on futures and commodities exchanges, in compliance with the regulations issued by the CMN, except for trades in derivatives that result in predetermined income;

•
the IOF/FX is imposed at a rate of 2.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors for the purchase of shares outside of the stock exchange as a result of public offerings registered or exempt from registration with the CVM or for the subscription of shares, provided that in each case the issuer is a publicly-held company whose shares are admitted to trade in a stock exchange;

•
IOF/FX tax is imposed at a rate of 2.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions carried out on or after January 1, 2011 by a foreign investor, including simultaneous foreign exchange transactions, to purchase quotas of equity funds (Fundo de Investimento em Participações), or FIP, and emerging companies funds (Fundo Mútuo de Investimento em Empresas Emergentes), or FMIEE, as well as quotas of investment funds that invest in quotas of FIPs and FMIEEs;

•
the IOF/FX is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with the settlement of foreign exchange transactions for the purpose of repatriating funds of foreign investors out of the Brazilian financial and capital markets;

•
IOF/FX tax is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with foreign exchange transactions for the remittance of interest on net equity and dividends earned by foreign investors; and

•
IOF/FX tax is imposed at a rate of 6.38% on foreign exchange transactions in accordance with obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users.

Depending upon the type of inflow of foreign funds into Brazil, the IOF/FX may be levied on the outflow and inflow of funds. It may also be levied when the type of investment is changed. In many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions.

The IOF tax is also imposed on insurance transactions upon the receipt of a premium, or IOF/Insurance. In insurance transactions, the IOF/Insurance tax will be imposed at a highest rate of 25.0%. Currently, the rates imposed vary from 0.0% to 7.38% according to the type of insurance purchased.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring, or IOF/Credit. Currently, individuals pay IOF/Credit at 0.0082% per day, until the total amount of IOF/Credit due reaches a limit of 3.0% in a period of 365 days, in most of credit transactions; and companies pay IOF tax at a rate of 0.0041% per day, until the total amount of IOF/Credit due reaches a limit of 1.5% in a period of  365 days. An additional IOF/Credit tax rate of 0.38% is also imposed on any credit transaction.

The IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges, or IOF/Securities. The rate of the IOF/Securities with respect to many securities transactions is currently 0.0%, although certain transactions may be subject to specified rates. The President has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day for the period during which the investor holds the securities, up to the amount equal to the gain on the transaction. Currently, there is a short-term IOF/Securities tax on fixed income and investments in fund quotas with a holding period of less than 30 days. If the investor sells, redeems, assigns, resells or renews fixed income and investments in fund quotas within 30 days of the original investment, IOF/Securities is levied at a rate of 1.0% per day, with certain maximum limits based on a regressive percentage of the total fixed income gain for a security reaching zero and for a maturity equal to or higher than 30 days. Finally, the IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in order to permit the issuance of depositary receipts to be negotiated overseas.

The table below summarizes IOF tax, which is imposed on financial transactions (such as foreign exchange, insurance transactions, credit or those transactions related to securities), as explained above. For a more detailed analysis, investors should consult their tax advisers.

Transaction Type	Rate ( general rule subject to change by executive decree)
International Loans	IOF/FX: 6.0% (average minimum payment term is no longer than 720 days) IOF/FX: 0.0% (average minimum payment term is longer than 720 days)
Foreign Investments in Brazilian Financial and Capital Markets	IOF/FX: 6.0% (general rule for inflow of funds)

IOF/FX: 2.0% (general rule for variable income investments; purchase of shares outside of the stock exchange as a result of public offerings; and investments in FIPs and FMIEEs and quotas of investment funds that invest in quotas of such funds).

IOF/FX: 0.0% (general rule for outflow of resources, including repatriation of funds and remittance of interest on net equity and dividends.)
Credit Card	IOF/FX: 6.38%
Insurance Transactions	IOF/Insurance: 0.0% to 7.38%
Loans and Credits	IOF/Credit: 0.0041% (companies) and 0.0082% (individuals) per day, until it reaches the limit of 1.5% or 3.0%, respectively, up to a limit of 365 days, plus 0.38%
Securities	IOF/Securities: 0.0% to 1.0% (general rule) IOF/Securities: 1.5% (assignment of shares in order to permit issuances of depository receipts)

Income Taxes Imposed on Financial Investments

Foreign investors that receive payments derived from Brazilian sources, or gains related to Brazilian assets, will be subject to the Brazilian income tax. Under Brazilian law, income tax on capital gains and income from financial transactions carried out in the Brazilian financial and capital market vary depending on the domicile of the non-resident investor, the type of registration of the investment held by the non-resident investor with the Central Bank and the manner in which the transaction is carried out.

For foreign investors who invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689, and are not located in a jurisdiction considered a “tax haven jurisdiction” (See “Item 10E. Taxation”), the income tax is imposed, in general, pursuant to a special regime, as follows:

•
capital gains from the sale of stock on Brazilian stock exchanges or income derived from derivatives traded on the Brazilian stock and future exchanges are exempted, except if related to combined transactions in derivatives with a predetermined income;

•	income tax will be imposed at a rate of 10.0% on income from stock funds, swaps and other transactions on futures market not carried out through a Brazilian stock exchange; and

•	income tax will be imposed at a rate of 15.0% on income from all other fixed income investments made through a Brazilian stock exchange or over-the-counter market and on gains earned therefrom.

Foreign investors that invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689, and are located in a tax haven jurisdiction are subject to income tax, in general, pursuant to rules applicable to Brazilian individuals, as follows:

•	on income from financial transactions (variable income) at a rate of 15.0%;

•	on income from fixed income, including public bonds, at rates varying from 22.5% to 15.0% (the rates vary according to the transaction type and terms); and

•	income from other long and short-term investment funds at rates varying from 22.5% to 15.0%, according to the investment period.

The table below is a summary of the income taxation relating to the foreign investment in the Brazilian financial and capital market located in a non-tax haven jurisdiction and a tax haven jurisdiction. It does not purport to be a complete analysis of all tax considerations relating to investments in Brazil. For a more detail analysis the prospective investors should consult their tax advisers.

	Rate for:
Transaction Type (Under CMN Resolution No. 2,689)	Foreign investor located in a non-tax haven jurisdiction	Foreign investor located in a tax haven jurisdiction
Capital gains from stock and derivatives and other variable income securities traded on the stock and futures exchange	0.0%	15.0%
Over-the-counter swap transactions	10.0%	22.5% to 15.0%
Other over- the-counter derivatives	10.0%	15.0%
Fixed income securities, including structured fixed income combinations (rates may vary according to the transaction type and term)	15.0%	22.5% to 15.0%
Income from public bonds (provided certain requirements are observed)	0.0%	22.5% to 15.0%
Short-term fixed income investment funds	15.0%	22.5% to 20.0%
Long-term fixed income investment funds	15.0%	22.5% to 15.0%
Income from stock funds	10.0%	15.0%

Finally, Provisional Measure No. 517 of December 31, 2010 provides that income from publicly-traded bonds and securities acquired as of January 1st, 2011 of non-resident investors that are not domiciled in tax haven jurisdictions are subject to the withholding income tax assessment at a 0% rate.  To be eligible for this benefit, the following requirements must be met: (i) the bonds and securities must have been issued by private non-financial entities in accordance with the rules set forth by the CMN; (ii) the bonds must have weighted average maturity greater than four years, (iii) the issuer may not repurchase the bonds or securities within the first two years after issuance, (iv) the remuneration must be linked to predetermined rates and related to certain inflation indices; (v) the buyer has no agreement or commitment to resell; (vi) income payments, if any, must take place no more frequently than once per 180 day period; (vii) the bonds must be traded in regulated markets; and (viii) the issuer must demonstrate the allocation of the proceeds from the issuance to investment projects.  Moreover, with respect to securities acquired before January 1st, 2011, which comply with the requirements above, eligible investors can prepay the withholding tax due on the income related to such investments until June 30, 2011 so as to benefit from the 0% withholding tax rate on future income payments.

Temporary Contribution on Financial Transactions

The CPMF was imposed at a rate of 0.38% on financial transactions. The CPMF tax ceased to be charged as of January 1, 2008. As a general rule, the CPMF tax was levied on debits from bank accounts. Currently, while the CPMF tax is no longer charged, there have been discussions about whether it will be charged again or not; it is impossible to say if this tax will be implemented again.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the CNSP, SUSEP and the ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or INSS. Insurance companies are required to sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

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

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute (IRB – Brasil Resseguros S.A.), or IRB. On January 16, 2007, Supplementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This supplementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Supplementary Law No. 126 are summarized below. Three types of reinsurers are established by such law:

•
Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•
Admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and reassignment of reinsurance activities; and

•
Eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered as a tax-haven jurisdiction, as defined in Supplementary Law No. 126.

Admitted or eventual reinsurers must comply with the following minimum requirements:

•
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity equal to or higher than the minimum to be established by CNSP;

•	to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum to be established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•	to comply with additional requirements established by CNSP and SUSEP.

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

With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance will have to offer to local reinsurers 40.0% of said risks (right of first refusal). Beginning on March 31, 2011, insurance companies, when transferring their risks in reinsurance, will necessarily have to transfer to local reinsurers 40.0% of said risks.

The technical reserves of local reinsurers and funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our U.S. GAAP consolidated financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.”  Information is presented as of and for the years ended December 31, 2010, 2009 and 2008, and in the case of certain information related to our loans and leases and its related allowances, also as of and for the years ended December 31, 2007 and 2006.

On November 3, 2008 an association agreement was entered into between the controlling stockholders of Itaúsa and of Unibanco Holdings and of its subsidiary Unibanco. Such transaction was consummated in February 2009 and resulted in Itaú Unibanco Holding acquiring control of Unibanco Holdings and of its subsidiary Unibanco. See Note 3 to our consolidated financial statements for additional information.

As a result of the Association and related transactions, the consolidated financial statements as of and for the year ended:

•	December 31, 2010 reflect all operations of Unibanco as of that date and for the entire year;

•	December, 31 2009 reflect all operations of Unibanco as of that date and beginning on February 2009; and

•	December 31, 2008, does not reflect Unibanco operations as of that date or for any part of the year.

On November 12, 2008, Itaú Unibanco entered into an association agreement with Itaúsa, our controlling shareholder at that time, pursuant to which Itaú Unibanco acquired part of Itaúsa’s ownership interest in Itaúsa Export and Itausa Europa. The transaction is accounted for as a transaction between entities under common control that resulted in a change in reporting entity under U.S. GAAP. As a result, retroactively restatement of prior year financial statement is required to present the combined financial statement of Itaú Unibanco with Itaúsa Export and Itaúsa Europa as if the transaction had taken place on the beginning of the first period presented.

See Note 3 to our consolidated financial statements for additional information.

The data included in this section are presented in accordance with U.S. GAAP basis.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using daily book balances for the years ended December 31, 2010, 2009 and 2008. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below.

(in millions of R$, except percentages)
	2010			2009			2008
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	544,252	78,369	14.4%	453,883	72,567	16.0%	287,667	47,649	16.6%
Interest-bearing deposits in other banks	61,827	3,165	5.1%	54,046	3,533	6.5%	30,555	3,028	9.9%
Securities purchased under resale agreements	59,843	7,572	12.7%	59,916	8,673	14.5%	39,182	5,369	13.7%
Central Bank compulsory deposits	39,313	4,036	10.3%	7,816	519	6.6%	11,747	1,051	8.9%
Trading assets and securities:	139,173	11,561	8.3%	121,215	11,260	9.3%	73,135	6,874	9.4%
Trading assets, at fair value	97,175	7,767	8.0%	78,933	7,087	9.0%	49,917	4,141	8.3%
Available for sale securities, at fair value	40,229	3,315	8.2%	40,605	3,996	9.8%	22,367	2,536	11.3%
Held-to-maturity securities, at amortized cost	1,769	479	27.1%	1,677	177	10.5%	852	198	23.2%
Loans and leases	244,095	52,035	21.3%	210,890	48,582	23.0%	133,047	31,326	23.5%
Non-interest-earning assets	68,024			60,812			46,662
Cash and due from banks	5,947			6,235			4,092
Central Bank compulsory deposits	5,159			5,087			4,543
Non-accrual loans	14,995			10,919			6,270
Allowance for loan and lease losses	(23,149)			(21,186)			(8,486)
Premises and equipments, net	4,822			3,393			2,383
Investments in unconsolidated companies	3,555			3,890			3,209
Goodwill and intangible assets, net	21,958			21,583			7,172
Other assets	34,737			30,891			27,479
Total assets	612,276			514,695			334,329

(in millions of R$, except percentages)
	2010			2009			2008
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	458,755	34,824	7.6%	382,880	31,876	8.3%	230,083	26,508	11.5%
Interest-bearing deposits:	166,549	11,776	7.1%	159,296	11,773	7.4%	74,390	6,233	8.4%
Saving deposits	52,882	3,130	5.9%	40,998	2,429	5.9%	29,509	1,960	6.6%
Deposits from banks	2,030	147	7.2%	2,605	336	12.9%	1,461	236	16.1%
Time deposits	111,637	8,499	7.6%	115,693	9,008	7.8%	43,421	4,037	9.3%
Securities sold under repurchase agreements	80,167	7,291	9.1%	65,939	7,177	10.9%	45,234	6,489	14.3%
Borrowings:	167,526	13,000	7.8%	124,953	9,901	7.9%	89,589	12,458	13.9%
Short-term borrowings	99,041	8,198	8.3%	70,861	5,314	7.5%	58,252	7,737	13.3%
Long-term debt	68,485	4,802	7.0%	54,093	4,586	8.5%	31,337	4,721	15.1%
Investment contracts	44,513	2,757	6.2%	32,691	3,025	9.3%	20,870	1,328	6.4%
Non-interest-bearing liabilities	80,202			70,272			68,394
Non-interest-bearing deposits	26,928			23,799			21,198
Other non-interest-bearing liabilities	53,273			46,474			47,196
Shareholders’ equity	73,320			61,544			35,852
Total liabilities and shareholders’ equity	612,276			514,695			334,329

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense in terms of average volume and changes in the average yields/rates for the year ended December 31, 2010 compared to 2009 and for the year ended December 31, 2009 compared to 2008. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

(in millions of R$)
	Increase/(decrease) due to changes in:
	2010/2009			2009/2008
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	12,379	(6,576)	5,802	26,878	(1,960)	24,918
Interest-bearing deposits in other banks	465	(833)	(368)	1,779	(1,274)	505
Securities purchased under resale agreements	(11)	(1,091)	(1,101)	2,986	318	3,304
Central Bank compulsory deposits	3,097	420	3,517	(300)	(232)	(532)
Trading assets and securities:	1,565	(1,263)	302	4,467	(82)	4,385
Trading assets	1,516	(836)	680	2,581	366	2,946
Available for sale securities	(37)	(644)	(681)	1,833	(373)	1,460
Held-to-maturity securities	10	293	303	125	(146)	(21)
Loans and leases	7,262	(3,808)	3,454	17,946	(691)	17,256
Interest-bearing liabilities:	6,141	(3,193)	2,948	13,702	(8,334)	5,368
Interest-bearing deposits:	524	(522)	2	6,354	(813)	5,541
Saving deposits	703	(3)	701	699	(229)	470
Deposits from banks	(63)	(126)	(189)	155	(55)	100
Time deposits	(312)	(198)	(509)	5,725	(753)	4,971
Securities sold under repurchase agreements	1,404	(1,290)	114	2,501	(1,813)	688
Borrowings:	3,308	(208)	3,099	3,905	(6,463)	(2,557)
Short-term borrowings	2,287	597	2,884	1,433	(3,855)	(2,423)
Long-term debt	1,092	(877)	215	2,493	(2,627)	(135)
Investment contracts	905	(1,173)	(268)	942	755	1,696

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2010, 2009 and 2008.

(in millions of R$, except percentages)
	2010	2009	2008
Total average interest-earning assets	544,252	453,883	287,667
Total average interest-bearing liabilities	458,755	382,880	230,083
Net interest income(1)	43,545	40,691	21,141
Average yield on average interest-earning assets(2)	14.4%	16.0%	16.6%
Average rate on average interest-bearing liabilities(3)	7.6%	8.3%	11.5%
Net interest spread(4)	6.8%	7.7%	5.0%
Net interest margin(5)	8.0%	9.0%	7.3%
(1) Total interest income less total interest expense.
(2) Total interest income divided by total average interest-earning assets.
(3) Total interest expense divided by total average interest-bearing liabilities.
(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest income divided by total average interest-earning assets.

Return on Equity and Assets

The following table sets forth certain data with respect to return on equity and assets for the years ended December 31, 2010, 2009 and 2008:

(in millions of R$, except percentages)
	2010	2009	2008
Net income attributable to Itaú Unibanco Holding	11,067	14,085	4,849
Average total assets	612,276	514,695	334,329
Average stockholders' equity	73,320	61,544	35,852
Net income attributable to Itaú Unibanco Holding as a percentage of average total assets	1.8%	2.7%	1.5%
Net income attributable to Itaú Unibanco Holding as a percentage of average stockholder's equity	15.1%	22.9%	13.5%
Average stockholder's equity as a percentage of average total assets	12.0%	12.0%	10.7%
Dividend payout ratio per share (1)	28.8%	28.4%	78.5%
(1) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – U.S. GAAP Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2010, 2009 and 2008. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 11 to our U.S. GAAP financial statements. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost. See notes 2.f, 2.g, 6, 7 and 8 to our U.S. GAAP financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)
	2010	% of total	2009	% of total	2008	% of total
Trading assets, at fair value	140,003	100.0%	73,529	100.0%	66,483	100.0%
Investment funds	47,304	33.6%	39,347	53.5%	24,458	36.8%
Government securities - domestic	70,328	50.3%	24,207	32.9%	27,528	41.4%
Brazilian federal government securities	69,661	49.8%	23,985	32.6%	27,145	40.8%
Brazilian external debt bonds	667	0.5%	222	0.3%	383	0.6%
Government securities - abroad	9,353	6.6%	1,058	1.3%	1,988	2.8%
Argentina	293	0.2%	179	0.2%	64	0.1%
United States	8,714	6.4%	748	1.2%	1,038	1.6%
Mexico	29	0.0%	10	0.0%	6	0.0%
Russia	45	0.0%	-	0.0%	-	0.0%
Spain	-	0.0%	-	0.0%	418	0.6%
Korea	-	0.0%	-	0.0%	291	0.4%
Chile	248	0.2%	77	0.1%	164	0.2%
Uruguay	24	0.0%	30	0.0%	6	0.0%
Others	-	0.0%	14	0.0%	1	0.0%
Corporate debt securities	3,404	2.4%	2,226	3.0%	2,030	3.1%
Marketable equity securities	1,825	1.3%	1,142	1.6%	456	0.7%
Derivative financial instruments	7,789	5.6%	5,549	7.5%	10,023	15.1%
Trading assets as a percentage of total assets	18.75%		18.21%		16.47%
Securities available for sale, at fair value	44,636	100.0%	41,263	100.0%	28,445	100.0%
Investment funds	770	1.8%	1,259	2.9%	992	3.4%
Government securities - domestic	15,561	34.9%	16,423	39.8%	6,588	23.1%
Brazilian federal government securities	10,843	24.3%	14,443	35.0%	5,579	19.6%
Brazilian external debt bonds	4,718	10.6%	1,980	4.8%	1,009	3.5%
Government securities - abroad	4,559	10.2%	7,243	17.7%	8,733	30.7%
Portugal	-	0.0%	26	0.1%	301	1.1%
Argentina	-	0.0%	-	0.0%	1	0.0%
United States	679	1.5%	17	0.1%	25	0.1%
Norway	-	0.0%	-	0.0%	345	1.2%
Austria	-	0.0%	213	0.5%	1,460	5.1%
Denmark	2,016	4.5%	1,971	4.8%	2,193	7.7%
Spain	734	1.6%	1,093	2.6%	2,829	9.9%
Korea	236	0.5%	1,757	4.3%	1,021	3.6%
Chile	453	1.0%	1,274	3.1%	483	1.7%
Paraguay	256	0.6%	417	1.0%	-	0.0%
Uruguay	185	0.4%	475	1.2%	74	0.3%
Corporate debt securities	22,373	50.1%	14,966	36.3%	11,446	40.6%
Marketable equity securities	1,373	3.1%	1,372	3.3%	686	2.2%
Securities available for sale as a percentage of total assets	5.98%		10.22%		7.0%
Held-to-maturity securities, at amortized cost	2,506	100.0%	1,762	100.0%	1,325	100.0%
Government securities - domestic	2,325	92.8%	1,511	85.7%	958	72.3%
Brazilian federal government securities	2,099	83.8%	1,273	72.2%	637	48.1%
Brazilian external debt bonds	226	9.0%	238	13.5%	321	24.2%
Government securities - abroad	16	0.6%	17	1.0%	22	1.7%
Corporate debt securities	165	6.6%	234	13.3%	345	26.0%
Held-to-maturity securities, as a percentage of total assets	0.34%		0.44%		0.33%

As of December 31, 2010, we held securities issued by the Brazilian federal government classified above as “Brazilian federal government securities” and securities issued by the U.S. federal government classified above as “Government debt securities abroad — United States” with an aggregate book value and an aggregate market value of R$88,214 million and R$9,393 million, respectively, which amount represented 98.3% and 10.5%, respectively, of our consolidated stockholders’ equity as of that date. As of December 31, 2010, we did not hold securities of any other issuer which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity.

The following table sets forth our portfolio of trading assets, securities available-for-sale and held-to-maturity securities at its amortized cost and its fair value as of December 31, 2010.

(in millions of R$)
	Amortized cost	Fair value
Trading assets	139,031	140,003
Investment funds	47,257	47,304
Government securities - domestic	70,241	70,328
Brazilian federal government securities	69,588	69,661
Brazilian external debt bonds	653	667
Government securities - abroad	9,323	9,353
Argentina	295	293
United States	8,682	8,714
Mexico	29	29
Rússia	45	45
Chile	248	248
Uruguay	24	24
Corporate debt securities	3,400	3,404
Marketable equity securities	1,739	1,825
Derivative financial instruments	7,071	7,789
Securities available for sale	43,967	44,636
Investment funds	758	770
Government securities - domestic	15,646	15,561
Brazilian federal government securities	10,681	10,843
Brazilian external debt bonds	4,965	4,718
Government securities - abroad	4,737	4,559
United States	679	679
Denmark	2,109	2,016
Spain	777	734
Korea	262	236
Chile	454	453
Paraguay	272	256
Uruguay	184	185
Corporate debt securities	22,179	22,373
Marketable equity securities	647	1,373
Held-to-maturity securities	2,506	3,110
Government securities - domestic	2,325	2,922
Brazilian federal government securities	2,099	2,668
Brazilian external debt bonds	226	254
Governments securities - abroad	16	16
Corporate debt securities	165	172

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2010 for our trading assets, securities available for sale and held-to-maturity securities.

(in millions of R$, except percentages)
	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Trading assets, at fair value	49,130		53,327		29,543		5,185		2,818		140,003
Investment funds (1)	47,304	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	47,304	0.00%
Government securities - domestic	1	9.07%	38,579	13.44%	26,114	13.00%	3,309	13.67%	2,325	14.27%	70,328	12.69%
Brazilian federal government securities	1	9.07%	38,244	5.01%	26,019	5.68%	3,238	6.25%	2,159	6.13%	69,661	6.43%
Brazilian external debt bonds	-	0.00%	335	8.43%	95	7.32%	71	7.42%	166	8.14%	667	6.26%
Government securities - abroad	-		8,769		131		394		59		9,353	0.00%
Argentina	-	0.00%	149	1.56%	129	9.21%	13	0.00%	2	1.62%	293	2.48%
United States	-	0.00%	8,338	2.32%	-	0.00%	376	2.32%	-	0.00%	8,714	0.93%
Mexico	-	0.00%	10	7.04%	2	6.72%	5	6.54%	12	7.81%	29	5.62%
Rússia	-	0.00%	-	0.00%	-	0.00%	-	0.00%	45	0.00%	45	0.00%
Chile	-	0.00%	248	4.50%	-	0.00%	-	0.00%	-	0.00%	248	0.90%
Uruguai	-	0.00%	24	6.26%	-	0.00%	-	0.00%	-	0.00%	24	1.25%
Corporate debt securities	-	0.00%	341	5.65%	1,545	5.83%	1,106	7.58%	412	6.38%	3,404	5.09%
Marketable equity securities (1)	1,825	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	1,825	0.00%
Derivative financial instruments (1)	-	0.00%	5,638	0.00%	1,753	0.00%	376	0.00%	22	0.00%	7,789	0.00%
Securities available for sale, at fair value	5,506		13,641		11,992		7,416		6,081		44,636
Investment funds (1)	766	0.00%	-	0.00%	4	0.00%	-	0.00%	-	0.00%	770	0.00%
Government securities - domestic	-	0.00%	4,088	13.56%	4,462	15.07%	2,251	14.59%	4,760	11.16%	15,561	10.88%
Brazilian federal government securities	-	0.00%	4,084	4.83%	3,830	4.58%	635	6.21%	2,294	2.70%	10,843	3.66%
Brazilian external debt bonds	-	0.00%	4	8.73%	632	10.49%	1,616	8.38%	2,466	8.46%	4,718	7.21%
Government securities - abroad	-		3,709		850		-		-		4,559	0.00%
United States	-	0.00%	679	2.50%	-	0.00%	-	0.00%	-	0.00%	679	0.50%
Denmark	-	0.00%	1,679	8.87%	337	9.36%	-	0.00%	-	0.00%	2,016	3.65%
Spain	-	0.00%	332	8.96%	402	10.21%	-	0.00%	-	0.00%	734	3.83%
Korea	-	0.00%	236	0.00%	-	0.00%	-	0.00%	-	0.00%	236	0.00%
Chile	-	0.00%	388	3.56%	65	2.82%	-	0.00%	-	0.00%	453	1.28%
Paraguay	-	0.00%	210	6.48%	46	0.00%	-	0.00%	-	0.00%	256	1.30%
Uruguay	-	0.00%	185	0.08%	-	0.00%	-	0.00%	-	0.00%	185	0.02%
Corporate debt securities	3,367	4.83%	5,844	4.38%	6,676	4.76%	5,165	5.29%	1,321	5.40%	22,373	4.93%
Marketable equity securities (1)	1,373	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	1,373	0.00%
Held-to-maturity securities, at amortized cost	-		283		343		61		1,819		2,506
Government securities - domestic	-	0.00%	195	13.00%	257	12.08%	61	0.00%	1,812	0.00%	2,325	5.02%
Brazilian federal government securities	-	0.00%	143	3.00%	83	3.00%	61	0.00%	1,812	0.00%	2,099	1.20%
Brazilian external debt bonds	-	0.00%	52	10.00%	174	9.08%	-	0.00%	-	0.00%	226	3.82%
Government securities - abroad	-	0.00%	-	0.00%	10	7.50%	-	0.00%	6	7.88%	16	3.08%
Corporate debt securities	-	0.00%	88	4.96%	76	5.38%	-	0.00%	1	0.00%	165	2.07%

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable.  These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities portfolio by currency as of December 31, 2010, 2009 and 2008.

(in millions of R$)
	Fair value		Amortized cost
	Trading assets (1)	Securities available for sale	Held-to-maturity securities	Total
At 2010
Denominated in Brazilian currency	127,353	33,486	2,171	163,010
Denominated in Brazilian currency and indexed by foreign currency (2)	1,837	5,073	312	7,222
Denominated in foreign currency (2)	10,813	6,077	23	16,913
At 2009
Denominated in Brazilian currency	67,748	33,073	1,264	102,085
Denominated in Brazilian currency and indexed by foreign currency (2)	474	1,685	60	2,219
Denominated in foreign currency (2)	5,307	6,505	438	12,250
At 2008
Denominated in Brazilian currency	60,983	21,562	599	83,144
Denominated in Brazilian currency and indexed by foreign currency (2)	58	1,347	108	1,513
Denominated in foreign currency (2)	5,441	5,536	618	11,595
(1) Includes derivative financial instruments.
(2) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2010, 2009 and 2008.

(in millions of R$, except percentages)
	2010		2009		2008
	R$	% of total Compulsory deposits	R$	% of total Compulsory deposits	R$	% of total compulsory deposits
Non-interest earing (1)	4,736	5.5%	4,042	29.1%	4,571	40.4%
Interest-earing (2)	81,054	94.5%	9,827	70.9%	6,743	59.6%
Total	85,790	100.0%	13,869	100.0%	11,314	100.0%
(1) Mainly related to demand deposits.
(2) Mainly related to time and savings deposits.

Loans and Leases

The following table presents our loan and lease portfolio by category of transaction. The vast majority of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

(in millions of R$)
	2010	2009	2008	2007	2006
Type of loans and leases (1)
Commercial:
Industrial and others	132,670	104,505	64,952	40,991	29,516
Import financing	2,342	1,895	3,643	1,287	661
Export financing	6,696	6,823	9,746	3,257	3,343
Real estate loans (primarily residential housing loans)	16,271	10,939	6,469	4,732	2,499
Lease financing (primarily vehicle financing)	37,704	47,230	41,663	29,531	16,226
Public sector (domestic)	1,138	1,611	759	827	815
Individuals:
Overdraft	4,204	4,119	3,544	2,768	2,515
Consumer finance operations	54,658	32,701	20,272	18,023	15,556
Credit card	37,061	30,781	14,288	11,391	9,157
Agricultural	5,425	5,132	4,364	3,652	3,471
Allowance for loan and lease losses	(20,138)	(19,968)	(12,202)	(7,473)	(6,426)
Loans, net of allowance for loan and lease losses	278,031	225,768	157,498	108,986	77,333
(1) We consider all loans and leases that are 60 days or more past due as non-accrual loans and we discontinue accruing financial charges related to them. Non-accrual loans amounted to R$15,164 million,  R$15,499 million, R$7,579 million, R$4,777 million and R$3,938 million as of December 31, 2010, 2009, 2008, 2007 and 2006, respectively.  Non-accrual loans are presented in the table above in the appropriate category of loan and lease. The interest income forgone on our non-accrual loans for 2010, 2009, 2008, 2007 and 2006 was R$3,440 million, R$1,564 million, R$1,265 million, R$939 million and R$562 million respectively.

- Commercial portfolios of loans and leases:  This category includes short-term loans as well as medium-term loans and financing for large, medium, and small companies. We also act as a financial agent for the Brazilian government through BNDES and its affiliates for the onlending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.

- Real estate loans:  This category consists mainly of loans for the construction, refurbishment, extension and acquisition of homes. We fund real estate loans primarily from Central Bank mandated portions of our savings account deposits. We extended real estate loans principally to retail bank customers to finance home acquisitions.  Maturity is generally limited to 15 years.

- Lease financing:  We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing.  Our leasing portfolio mainly consists of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers.

- Public Sector:  Loans to federal government, state and municipal entities.

- Individuals:  We provide individual customers with three main credit products: overdraft accounts, consumer finance operations and credit card.  In addition, we are one of the largest issuers of credit cards in Brazil under the Itaucard brand.

- Agricultural loans:  We obtain funding for our Agricultural loans from Central Bank mandated portions of our deposit base.  We extend agricultural loans principally to agro-industrial borrowers.

Loan Approval Process

For a discussion of our loan approval process, see above “— Risk Management — Credit Risk Management.”

Indexing

Most of our portfolio is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 13.5%, 13.7% and 22.0% of our loan portfolio as of December 31, 2010, 2009 and 2008, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of our credit portfolio as of December 31, 2010 by maturity according to the type of loan and lease, as well as the classification of the portfolio between variable and fixed rates for each range of maturity:

Current
(in millions of R$)
					Due in one
	Due in 30	Due in 31-90	Due in 91-180	Due in 181-	year to three	Due after	No stated
Type of loan and lease	days or less	days	days	360 days	years	three years	maturity
Commercial:
Industrial and others	4,251	14,575	10,967	9,730	34,405	25,433	27,232
Import financing	14	100	605	997	252	192	178
Export financing	57	121	1,265	1,805	817	1,469	1,124
Real estate loans (primarily residential housing loans)	482	-	-	-	1,553	2,665	11,166
Lease financing (primarily vehicle financing)	4,307	6	61	24	1,209	8,116	19,531
Public sector (domestic)	3	-	5	7	16	246	860
Individuals:
Overdraft	168	3,195	96	136	8	7	-
Consumer finance operations	4,705	97	219	1,375	8,084	17,957	17,609
Credit card	1,176	440	1,313	2,544	8,637	6,004	13,449
Agricultural	55	9	1,006	2,053	1,113	305	853
Total (1)	15,218	18,543	15,537	18,671	56,094	62,394	92,002

Past Due (2)
(in millions of R$)
							Allowance
				181-360	One year or	Total gross	for loan
Type of loan and lease	31-60 days	61-90 days	91-180 days	days	more	loans	losses	Total net
Commercial:
Industrial and other	1,001	659	1,890	2,452	77	132,672	(7,752)	124,920
Import financing	2	1	-	-	-	2,341	(13)	2,328
Export financing	5	3	20	10	-	6,696	(238)	6,458
Real estate loans (primarily residential housing loans)	122	79	71	104	30	16,272	(207)	16,065
Lease financing (primarily vehicle financing)	1,541	598	905	998	408	37,704	(2,752)	34,952
Public sector (domestic)	-	-	-	-	-	1,137	(16)	1,121
Individuals:
Overdraft	73	58	189	262	11	4,203	(684)	3,519
Consumer finance operations	1,383	620	1,302	1,220	87	54,658	(4,521)	50,137
Credit card	403	373	986	1,703	33	37,061	(3,815)	33,246
Agricultural	17	2	7	5	-	5,425	(140)	5,285
Total (1)	4,547	2,393	5,370	6,754	646	298,169	(20,138)	278,031
(1) Non-accrual loans of R$15,164 million are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and past due installments.
(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Current
(in millions of R$)
					Due in one
	Due in 30 days	Due in 31-90	Due in 91-180	Due in 181-	year to three	Due after	No stated
	or less	days	days	360 days	Years	three years	maturity
Interest rate of loans to customers by maturity:
Variable rates	2,403	2,055	4,878	7,873	17,498	22,245	44,971
Fixed rates	12,815	16,488	10,659	10,798	38,596	40,149	47,031
Total (1)	15,218	18,543	15,537	18,671	56,094	62,394	92,002

Past Due (2)
(in millions of R$)
					One year or	Total gross
	31-60 days	61-90 days	91-180 days	181-360 days	more	loans
Interest rate of loans to customers by maturity:
Variable rates	216	123	184	222	56	102,724
Fixed rates	4,331	2,270	5,186	6,532	590	195,445
Total (1)	4,547	2,393	5,370	6,754	646	298,169
(1) Non-accrual loans of R$15,164 million are presented in the table above in the appropriate category of loan and lease. Non-accrual loans include in the case of loans payable in installments both current and past due installments.
(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Overseas Loans and Leases

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of foreign borrowers from our subsidiaries and branches in Argentina, Chile, Paraguay, Portugal and Uruguay. Total amount outstanding to such borrowers consisting of loans and leases, deposits in banks and securities, as of December 31, 2010 was R$30,305 million. The amounts have been translated into reais from their original amounts in foreign currencies (Argentine pesos, Chilean pesos, Paraguayan guaranis, U.S. dollars, euros, and Uruguayan pesos, as appropriate) using the exchange rate at each date.

Total outstanding loans to borrowers in Argentina, Chile, Paraguay, Portugal and Uruguay, as of December 31, 2010, 2009 and 2008 consisted of:
(in millions of R$)
	2010	2009	2008
Due from banks	413	345	356
Interest-bearing deposits in other banks	5,798	5,722	15,318
Securities purchased under resale agreements	109	137	8
Central Bank compulsory deposits	906	1,308	676
Trading assets	1,913	1,782	2,397
Available-for-sale securities	2,601	2,782	2,762
Loans and leases	18,565	15,813	18,630
Total outstanding	30,305	27,889	40,147

Loans and Leases by Economic Activity

The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)
	2010		2009		2008
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
PUBLIC SECTOR	1,138	0.4%	1,611	0.7%	758	0.4%
Generation, transmission and distribution of eletric energy	565	0.2%	716	0.3%	344	0.2%
Chemical and petrochemical	273	0.1%	287	0.1%	131	0.1%
Other	300	0.1%	608	0.2%	283	0.2%
PRIVATE SECTOR	297,031	99.6%	244,125	99.3%	168,941	99.6%
COMPANIES	161,067	54.0%	130,455	53.1%	90,337	53.7%
INDUSTRY AND COMMERCE	84,798	28.5%	67,530	27.4%	52,277	31.2%
Food and beverages	14,265	4.8%	10,573	4.3%	8,469	5.1%
Autoparts and accessories	3,856	1.3%	2,663	1.1%	1,979	1.2%
Agribusiness capital assets	845	0.3%	684	0.3%	491	0.3%
Industrial capital assets	5,152	1.7%	4,030	1.6%	2,349	1.4%
Pulp and paper	2,355	0.8%	1,624	0.7%	1,214	0.7%
Distribution of fuels	1,886	0.6%	1,592	0.6%	949	0.6%
Electrical and electronic	6,925	2.3%	5,769	2.3%	3,996	2.5%
Pharmaceuticals	2,094	0.7%	1,624	0.7%	1,291	0.8%
Fertilizers, insecticides and crop protection	1,310	0.4%	1,398	0.6%	2,020	1.2%
Tobacco	368	0.1%	506	0.2%	328	0.2%
Import and export	1,981	0.7%	1,551	0.6%	1,856	1.1%
Hospital care materials and equipment	916	0.3%	718	0.3%	465	0.3%
Construction material	4,387	1.5%	3,496	1.4%	1,546	0.9%
Steel and metallurgy	6,841	2.3%	5,584	2.3%	5,939	3.5%
Wood and furniture	2,702	0.9%	2,238	0.9%	1,983	1.2%
Chemical and petrochemical	5,316	1.8%	5,216	2.1%	4,705	2.8%
Supermarkets	1,086	0.4%	988	0.4%	421	0.2%
Light and heavy vehicles	5,928	2.0%	5,365	2.2%	3,731	2.2%
Clothing	7,659	2.6%	5,496	2.2%	3,456	2.0%
Other - commerce	4,929	1.7%	3,696	1.5%	2,197	1.3%
Other - industry	3,997	1.3%	2,719	1.1%	2,890	1.7%
SERVICES	60,176	20.2%	48,389	19.8%	27,718	16.2%
Heavy construction (constructors)	3,311	1.1%	2,863	1.2%	1,817	1.1%
Financial	5,320	1.8%	4,788	1.9%	3,614	2.1%
Generation, transmission and distribution of eletric energy	5,206	1.7%	5,802	2.4%	2,698	1.6%
Holding companies	3,030	1.0%	2,901	1.2%	2,090	1.2%
Real estate agents	9,535	3.2%	7,049	2.9%	3,787	2.2%
Media	2,692	0.9%	2,220	0.9%	1,582	0.9%
Service companies	4,479	1.5%	3,166	1.3%	1,727	1.0%
Health care	1,950	0.7%	1,329	0.5%	556	0.3%
Telecommunications	1,057	0.4%	1,188	0.5%	969	0.6%
Transportation	11,907	4.0%	9,765	4.0%	4,140	2.4%
Other services	11,689	3.9%	7,318	3.0%	4,737	2.8%
PRIMARY SECTOR	13,921	4.6%	13,276	5.4%	8,560	5.2%
Agribusiness	11,719	3.9%	11,338	4.6%	6,910	4.2%
Mining	2,202	0.7%	1,938	0.8%	1,649	1.0%
OTHER COMPANIES	2,172	0.7%	1,260	0.5%	1,783	1.1%
INDIVIDUALS	135,964	45.5%	113,670	46.3%	78,604	46.4%
Credit cards	37,061	12.3%	30,781	12.5%	14,288	8.4%
Consumer Loans/overdraft	28,031	9.4%	23,260	9.5%	17,488	10.4%
Real estate financing	10,744	3.6%	7,386	3.0%	5,489	3.2%
Vehicles	60,128	20.2%	52,243	21.3%	41,339	24.4%

TOTAL	298,169	100.0%	245,736	100.0%	169,700	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on probability of default. For corporate clients, the classification is based on information such as the economic and financial condition of the client, its ability to generate cash, the economic group to which it belongs, current economic and financial conditions and prospects for the market in which it operates, the collateral offered and the ultimate purpose of the loans granted. For the remaining clients, the classification is based on statistical models of credit and behavior scoring, as required by Basel II. In certain exceptional circumstances, classification may be based on individualized analysis which are submitted to the appropriate credit committees. The ratings are grouped in four categories: strong, satisfactory, higher risk and impairment.

(in millions of R$, except percentages)
	2010				2009
Internal Rating	Loans and leases	% of total	Non-accrual loans and leases	Allowance for loan and lease losses	Loans and leases	% of total
Strong	201,039	67.4%	134	1,341	163,175	66.4%
Satisfactory	62,650	21.0%	520	3,683	54,343	22.1%
Higher Risk	20,224	6.8%	1,015	6,142	14,437	5.9%
Impairment	14,256	4.8%	13,495	8,972	13,781	5.6%
Total	298,169	100.0%	15,164	20,138	245,736	100.0%

Non-Accrual Loans and Leases

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2010, we did not have any individually material non-accrual loan.

Charge-offs

Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. We normally charge off loans when they become 360 days past due as to principal or interest payments, except for loans with original maturity in excess of 36 months that we charge off when they are overdue 540 days. However, charge-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Loans and Leases Quality Information

The table below presents our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

(in millions of R$, except percentages)
	2010	2009	2008	2007	2006
Non-accrual loans and foreclosed assets	15,233	15,717	7,760	5,012	4,231
Non-accrual loans	15,164	15,499	7,579	4,777	3,938
Foreclosed assets, net of reserves	69	218	181	235	293
Allowance for loan losses	20,138	19,968	12,202	7,473	6,426
Total loans and leases	298,169	245,736	169,700	116,459	83,759
Non-accrual loans as a percentage of total loans	5.1%	6.3%	4.5%	4.1%	4.7%
Non-accrual loans and foreclosed assets as a percentage of total loans	5.1%	6.4%	4.6%	4.3%	5.1%
Allowance for loan losses as a percentage of total loans	6.8%	8.1%	7.2%	6.4%	7.7%
Allowance for loan losses as a percentage of non-accrual loans	132.8%	128.8%	161.0%	156.4%	163.2%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	132.2%	127.0%	157.2%	149.1%	151.9%

Allowance for Loan and Lease Losses

The table below sets forth allowance for loan and lease losses for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

(in millions of R$, except percentages)
	2010	2009	2008	2007	2006
Balance at the beginning of period	19,968	12,202	7,473	6,426	3,933
Charge-offs	(16,158)	(9,490)	(5,904)	(5,566)	(3,617)
Commercial
Industrial and others	(9,524)	(3,883)	(2,069)	(1,921)	(1,770)
Import financing	(42)	(53)	(7)	(7)	-
Export financing	-	-	-	-	-
Real estate loans (primarily residential housing loans)	(81)	(72)	(78)	(170)	(123)
Lease financing (primarily vehicle financing)	(1,844)	(1,465)	(453)	(280)	(183)
Public sector (domestic)	-	-	-	-	(3)
Individuals
Overdraft	(902)	(903)	(587)	(679)	(365)
Consumer finance operations	(1,639)	(1,606)	(1,218)	(1,239)	(564)
Credit card	(2,120)	(1,508)	(1,482)	(1,263)	(609)
Agricultural	(6)	(1)	(10)	(7)	-
Recoveries	4,457	1,884	1,272	1,071	963
Commercial
Industrial and others	599	255	254	103	132
Import financing	-	-	-	-	-
Export financing	-	-	-	-	-
Real estate loans (primarily residential housing loans)	174	207	166	169	161
Lease financing (primarily vehicle financing)	941	119	174	78	41
Public sector (domestic)	-	-	-	-	-
Individuals
Overdraft	780	398	232	194	161
Consumer finance operations	1,449	769	401	468	376
Credit card	514	136	45	59	92
Agricultural	-	-	-	-	-
Net charge-offs	(11,701)	(7,606)	(4,632)	(4,495)	(2,654)
Provision for loan losses	11,871	15,372	9,361	5,542	5,147
Balance at the end of period	20,138	19,968	12,202	7,473	6,426
Ratio of charge-offs during the period to average loans outstanding during the period	6.2%	4.3%	4.2%	6.1%	5.2%
Ratio of net charge-offs during the period to average loans outstanding during the period	4.5%	3.4%	3.3%	4.9%	3.8%
Ratio of allowance for loan losses to total loans and leases	6.8%	8.1%	7.2%	6.4%	7.7%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2010, 2009 and 2008.

(in millions of R$, except percentages)
	2010	2009	2008	2010/2009	2009/2008
Provision for loan and lease losses	(11,871)	(15,372)	(9,361)	(22.8)%	64.2%
Loan charge-offs	(16,158)	(9,490)	(5,904)	70.3%	60.7%
Loan recoveries	4,457	1,884	1,272	136.6%	48.1%
Net charge-offs	(11,701)	(7,606)	(4,632)	53.8%	64.2%

Our allowance for loan and lease losses is intended to cover probable losses inherent to our entire current portfolio.

In order to identify the risks and to assess the collection probability of the loan and lease portfolio, we segregate it into two main categories: loans individually reviewed and loans reviewed on a portfolio basis. For each category there is a specific methodology used to estimate the inherent losses. In the first category, we include large corporate non-homogeneous loans which are reviewed on an individual basis. In the second category, we include the homogeneous loans and leases portfolio comprised of small and medium businesses, individuals and foreign Latin America loans, which are reviewed on a portfolio basis.

To determine the amount of allowance corresponding to the loans and leases reviewed on an individual basis and considered to be impaired, we use methodologies that take into account both the quality of the borrower and the nature of the transaction, including its collateral, to estimate expected cash flows from these loans. This evaluation determines the specific loss component of the allowance for loan and lease losses.

For loans and leases reviewed on an individual basis and not considered to be impaired, we classify loans into a certain rating category based on several qualitative and quantitative factors applied through internally developed models. We estimate inherent losses for each rating category considering mainly market-wide experience, since we have not experienced corporate loan losses in frequencies that could serve as a statistical pool to estimate such losses.

To determine the amount of the allowance corresponding to loans and leases reviewed on a portfolio basis, we segregate small homogeneous loans into different portfolios based on the underlying risks and characteristics of each group. The allowance for loan losses is determined for each group considering two credit risk parameters: client or counterparty probability of default (PD) and loss given default (LGD). The modeling of these parameters takes into account historical delinquency and present economic conditions.

Although we revise our models on a continuing basis, the relatively short loans and leases history under the new economic environment results in a degree of uncertainty. Therefore, the results of the models are taken as the main reference. In determining the amount of the allowance for loan losses we consider risk factors that reflect the impact of current macro-economy on loans and leases and political conditions and performance trends of the cycle affecting each of the groups identified as well as our total portfolio.  This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for loans and leases reviewed on a portfolio basis.

Based on information available regarding our borrowers, we believe that our aggregate allowance is appropriate to cover probable loan and lease losses inherent in our loan and lease portfolio.

During the year ended December 31, 2006 we charged off loans and leases in a total amount of R$3,617 million and as of December 31, 2006 our ratio of allowance for loan and lease losses to total loans and leases was 7.7%. The increase in the number of business units focused on serving customers from the several segments in which we operated contributed to increases in loans and financing, with significant growth in vehicle financing, personal loans and credit card operations. The change in the mix of our loan and lease portfolio contributed to the increase in allowance for loan and lease losses because allocating funds to transactions capable of generating greater financial margins simultaneously means being exposed to greater risks. We maintained our policy of enhancing loan and lease quality, in order to obtain the best risk-return ratio from operations. The recovery of charged-off loans and leases against the allowance for loan and lease losses showed a favorable performance. Our efforts to enhance recovery processes while preserving the relationship with customers showed positive results.

During the year ended December 31, 2007 we charged off loans and leases in the total amount of R$5,566 million and as of December 31, 2007 our ratio of allowance for loan and lease losses to total loans and leases was 6.4%. The increase in the volume of loans and leases written off in 2007 was a result of the growth of and the change in the mix of our loan and lease portfolio, which occurred in the prior four years. However, the loan and lease portfolio also presented an improvement in quality indicators during the year as a result of the adoption of improved credit policies. Our continuously developing risk models have permitted us to reach our goals of loan and lease portfolio increase with improvements in quality indicators. Therefore, the growth in expenses with provision for loan and lease losses in 2007 was low when compared to the growth in our loan and lease portfolio. Also, our collection efforts resulted in an increase in the recovery of loans and leases previously written off as losses.

During the year ended December 31, 2008 we charged off loans and leases in the total amount of R$5,904 million and as of December 31, 2008 our ratio of allowance for loan and lease losses to total loans and leases was 7.2%. The relatively small increase in our charged-off loans and leases in 2008, in a environment where our portfolio has been growing significantly, was due to the improved performance of our portfolio and collection activities during that year, mainly in the first nine months of the year. During the fourth quarter, with the worsening of the global economic crisis, we increased the balance of allowance for loans and lease losses to adapt to the new economic scenario of increased credit risk in our loan and lease portfolio. As a consequence, our ratio of allowance for loan and lease losses to total loans and leases was 7.2% as of December 31, 2008, compared to 6.4% as of December 31, 2007.

During the year ended December 31, 2009 we charged off loans and leases in the total amount of R$9,490 million and as of December 31, 2009 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The increase in losses reflects the adverse economic environment and occurred in accordance with our forecasted scenario. Recent data indicate that leading indicators for default rates, such as first payment default rates, improved and we believe that this is a result of increased selectivity in our origination, our ongoing development of risk analysis procedures and an overall improvement in macroeconomic conditions in Brazil.

During the year ended in December 31, 2010, we charged off loans and leases in the total amount of R$16,158 million and as of December 31, 2010 our ratio of allowances for loan and lease losses to total loans and leases was 6.8%. The increase in the volume of loans and leases written off in 2010 was a result of increased delinquency in 2009 combined with the strong growth of our loan and lease portfolio. Despite this increase, our ratio of allowances for loan and lease losses to total loans and leases decreased by 1.3 percentage points compared to the previous year.

Effective December 31, 2010 we changed the methodology used to estimate our allowance for loan and lease losses, which were based on transition matrices, because the transition matrices were lagging in capturing, in a relatively short period, the effects of significant changes in the economic conditions. The change in the methodology resulted in a reduction in the amount of the allowance for loans and leases as of December 31, 2010 (and in the amount of the provision for loan and lease losses charged to expense for such year) as compared to the one that would have resulted from the prior methodology of R$ 935 million.

Allocation of the Allowance for Loan and Lease Losses

The following table sets forth our allocation of the allowance for loan and lease losses by type of loan as of December 31, 2010, 2009, 2008, 2007 and 2006. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

(in millions of R$, except percentages)
	2010			2009			2008			2007			2006
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	7,752	2.6%	44.5%	3,334	1.4%	42.4%	2,399	1.4%	38.4%	1,250	1.1%	35.2%	1,284	1.5%	35.3%
Import financing	13	0.0%	0.8%	11	0.0%	0.8%	10	0.0%	2.1%	6	0.0%	1.1%	8	0.0%	0.8%
Export financing	238	0.1%	2.2%	127	0.1%	2.8%	135	0.1%	5.7%	75	0.1%	2.8%	7	0.0%	4.0%
Real estate loans (primarily residential housing loans)	207	0.1%	5.5%	209	0.1%	4.5%	171	0.1%	3.8%	199	0.2%	4.1%	267	0.3%	3.0%
Lease financing (primarily vehicle financing)	2,752	0.9%	12.6%	2,521	1.0%	19.2%	1,454	0.9%	24.6%	862	0.7%	25.4%	401	0.5%	19.4%
Public sector (domestic)	16	0.0%	0.4%	-	0.0%	0.7%	2	0.0%	0.4%	1	0.0%	0.7%	1	0.0%	1.0%
Individuals:
Overdraft	684	0.2%	1.4%	1,319	0.5%	1.7%	2,290	1.3%	2.1%	993	0.9%	2.4%	993	1.2%	3.0%
Consumer finance operations	4,521	1.5%	18.3%	6,382	2.6%	13.3%	4,042	2.4%	11.9%	2,975	2.6%	15.5%	2,511	3.0%	18.6%
Credit Card	3,815	1.3%	12.4%	5,309	2.2%	12.5%	1,564	0.9%	8.4%	1,045	0.9%	9.8%	894	1.1%	10.9%
Agricultural	140	0.0%	1.8%	756	0.3%	2.1%	135	0.1%	2.6%	67	0.1%	3.0%	60	0.1%	4.1%
Total	20,138	6.8%	100.0%	19,968	8.1%	100.0%	12,202	7.2%	100.0%	7,473	6.4%	100.0%	6,426	7.7%	100.0%
(1) Excludes non-accrual loans.

Additionaly, the table below presents breakdown, by each segment and class, as defined under USGAAP, of the allowance for loan and lease losses, the total loan and lease losses and the allowance as a percentage of total loan and lease losses as of December 31, 2010.

	2010
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans(1)
Individuals
Credit Card	3,804	10.5%	18.8%
Personal Loans	3,518	14.6%	17.5%
Vehicles	3,709	6.2%	18.4%
Mortgage Loans	112	1.4%	0.6%

Corporate	1,071	1.4%	5.3%

Small and Medium Business	7,705	9.7%	38.3%

Foreign Loans Latin America	219	1.6%	1.1%

Total	20,138	6.8%	100.0%
(1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates paid for each period presented.

(in millions of R$, except percentages)
	2010		2009		2008
	Average balance	Average rate	Average balance	Average Rate	Average balance	Average rate
Non-interest-bearing deposits	26,928		23,799		21,198
Demand deposits	25,920		22,821		20,121
Other deposits	1,008		978		1,077
Interest-bearing deposits	166,549	7.1%	159,296	7.4%	74,390	8.4%
Deposits from banks	2,030	7.2%	2,605	12.9%	1,461	16.1%
Savings deposits	52,882	5.9%	40,998	5.9%	29,509	6.6%
Time deposits	111,637	7.6%	115,693	7.8%	43,421	9.3%
Total	193,477		183,095		95,588

Maturity of Deposits

The table below sets forth the maturity distribution of our deposits as of December 31, 2010.

(in millions of R$)
	Due in three months or less	Due after three months to six months	Due after six months to one year	After one year	Total
Non-interest-bearing deposits	26,439	-	-	-	26,439
Demand deposits	25,533	-	-	-	25,533
Other deposits	906	-	-	-	906
Interest-bearing deposits:	82,624	8,481	21,981	63,135	176,221
Savings deposits	57,899	-	-	-	57,899
Time deposits	24,084	7,943	21,476	62,895	116,398
Deposits from banks	641	538	505	240	1,924
Total	109,063	8,481	21,981	63,135	202,660

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2010.

(in millions of R$)
Maturity within three months	16,405
Maturity after three months to six months	2,786
Maturity after six months to twelve months	5,484
Maturity after twelve months	58,397
Total time deposits in excess of US$100,000	83,072

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview — Regulation and Supervision — Regulatory Capital Requirements.” Additional information on capital requirements is discussed in Note 31 to our consolidated financial statements.

Minimum Capital Requirements

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2010, 2009 and 2008, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

(in millions of R$, except percentages)
	2010	2009	2008
Tier 1 Capital	62,240	57,706	52,156
Tier 2 Capital	18,652	12,837	15,926
Tier 1 plus Tier 2 Capital	80,892	70,543	68,082
Adjustments	(173)	(28)	(87)
Our regulatory capital (1)	80,719	70,515	67,995
Minimum regulatory capital required (2)	57,525	46,513	45,819
Excess over minimum regulatory capital required	23,194	24,002	22,176
Total risk-weighted assets	522,952	422,840	416,540
Our regulatory capital to risk-weighted assets ratio	15.4%	16.7%	16.3%
(1) Based on Central Bank requirements (see Note 31 to our consolidated financial statement).

(2) The minimum requirement in Brazil was 11% as of December 31, 2010, 2009 and 2008.

Short-Term Borrowings and Securities Sold Under Repurchase Agreements

Our securities sold under repurchase agreements and short-term borrowings, excluding other liabilities, totaled R$221,013 million, R$146,899 million and R$103,769 million as of December 31, 2010, 2009 and 2008, respectively. The principal categories of short-term borrowings are securities issued and sold to customers under repurchase agreements, trade financing borrowings and mortgage notes.

The table below presents a summary of securities sold under repurchase agreements and the primary short-term borrowings for the periods indicated.

(in millions of R$, except percentages)
	2010	2009	2008
Securities sold under repurchase agreements
Amount outstanding	97,972	66,174	49,492
Maximum amount outstanding during the period	97,972	84,259	52,727
Weighted average interest rate at period-end	5.11%	3.77%	9.95%
Average amount outstanding during period	77,979	70,032	43,324
Weighted average interest rate	5.11%	10.90%	14.30%
Trade financing borrowings
Amount outstanding	8,075	6,093	9,166
Maximum amount outstanding during the period	10,839	10,746	10,028
Weighted average interest rate at period-end	1.40%	2.27%	5.04%
Average amount outstanding during period	7,503	6,260	6,571
Weighted average interest rate	2.01%	3.29%	4.55%
Local on-lendings
Amount outstanding	378	215	122
Maximum amount outstanding during the period	378	223	135
Weighted average interest rate at period-end	5.79%	5.69%	8.72%
Average amount outstanding during period	148	205	70
Weighted average interest rate	6.50%	5.56%	6.91%
Mortgage notes
Amount outstanding	10,595	7,854	3,035
Maximum amount outstanding during the period	10,628	9,663	3,178
Weighted average interest rate at period-end	8.76%	7.30%	10.10%
Average amount outstanding during period	7,908	7,511	2,139
Weighted average interest rate	8.09%	8.12%	10.06%
Commercial paper
Amount outstanding	-	-	60
Maximum amount outstanding during the period	-	-	111
Weighted average interest rate at period-end	-	-	3.73%
Average amount outstanding during period	-	-	64
Weighted average interest rate	-	-	3.73%
Euronotes
Amount outstanding	1,306	414	576
Maximum amount outstanding during the period	1,318	1,800	873
Weighted average interest rate at period-end	1.08%	1.43%	3.52%
Average amount outstanding during period	522	949	285
Weighted average interest rate	0.96%	2.39%	2.32%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	101,207	65,520	40,977
Maximum amount outstanding during the period	101,207	66,317	60,307
Weighted average interest rate at period-end	10.65%	8.69%	13.47%
Average amount outstanding during period	85,922	57,651	50,605
Weighted average interest rate	10.27%	8.99%	12.45%
Fixed rate notes
Amount outstanding	92	408	133
Maximum amount outstanding during the period	167	671	133
Weighted average interest rate at period-end	3.74%	5.59%	0
Average amount outstanding during period	122	526	92
Weighted average interest rate	2.57%	4.94%	0
Other short-term borrowings
Amount outstanding	1,388	221	208
Maximum amount outstanding during the period	1,388	226	208
Weighted average interest rate at period-end	6.27%	7.54%	0.44%
Average amount outstanding during period	1,361	205	208
Weighted average interest rate	6.17%	8.47%	0.44%
Total amount outstanding	221,013	146,899	103,769

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family.  See “Item 4B.  Business Overview – Our Ownership Structure” and “Item 7A.  Major Shareholders.”  Our list of significant subsidiaries as of December 31, 2010 is included as Exhibit 8.1 to this  annual report.  This list contains information relating to our significant subsidiaries in accordance with our consolidated financial statements.

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

•           Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center;

•           Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•           The wholesale and investment bank activities at our leased office, located at Avenida Brigadeiro Faria Lima, 3,400, 3rd through 12th floor, São Paulo; , at Avenida Nações Unidas, 7,815, Tower I - 3rd through 13th floor, Tower II - 5th floor, São Paulo and at Avenida Brigadeiro Faria Lima, 3,311, 1st through 3rd floor, 13th and 14th floor;

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

•           Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•           Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center; and

•           Edifício Barão de Iguape, located at Praça do Patriarca, 30 / Rua Direita, 250 – São Paulo – administrative center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first semester of 2011 (which are in the process of being renewed under similar terms) to the fourth quarter of 2029. As of December 31, 2010, we owned 12.0% of our total administrative offices and branches (including electronic service points, banking sites and parking lots) and leased the remaining 88.0%. As of December 31, 2010, we also owned 32.0% of our central administrative buildings and branches and leased the remaining 68.0%.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Selected Statistical Information.”  The following discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may fifer materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Overview

Our results of operations are significantly affected by the following key factors, among others.

Effects of the Global Financial Markets on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the last quarter of 2008. The crisis led to recessions and increasing unemployment in the world’s leading economies, to a reduction in investments on a global scale, a decrease in commodities prices and a sharp decline in credit availability and liquidity, as well as a general reduction in the levels of transactions in the capital markets worldwide. As of the date of this annual report, the credit markets are recovering and the capital markets have been active around the world.

The world economy has been recovering throughout 2010 and beginning of 2011, but several consequences of the crisis remain. Important risks have been identified in the aftermath of the financial crisis in Europe, such as the high debt levels that impair growth and increase the risk of sovereign default. Particularly, the markets have increased the risk premiums on debt of some countries in Europe. These countries’ debt is held by international financial institutions, and their economic situation may impact the results of banks and investment funds. Although the European Union is prepared to face these difficulties, a financial deterioration of any of these countries may impair the recovery of economies worldwide and, indirectly, Brazil’s recovery.

In the U.S., unemployment continues to be high, although there are signs of recent improvements in the labor market. This weakness in employment has important effects on consumer confidence and, therefore, on consumer spending.

Finally, emerging markets, including Brazil and China, and a few developed economies are experiencing accelerating inflation, prompting central banks to begin to tighten monetary policy.

During the first quarter of 2011, a very strong earthquake, followed by a tsunami and a serious nuclear accident affected the Japanese economy. The effects are still to be fully accounted for, but the negative impact on the growth and fiscal accounts of Japan will be intense, with possible negative, although mild, impact on global growth.

Several popular uprisings in countries in the Middle East and North Africa, prompting the fall of the Egyptian government, among others, are keeping pressure on oil prices, which could have a negative impact on global growth.

Our results of operations since the last quarter of 2008 have been partially negatively affected by the global financial markets crisis. The prospects for 2011 have improved, but fiscal problems in advanced economies, sluggishness in the U.S. economy and inflation and other issues in developing economies may have an impact on future growth in Brazil and, therefore, on our results of operations.

Brazilian Economic, Political and Social Conditions

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual gross domestic product, or GDP, growth of approximately 4.2% from 2004 to 2010, which led to increased bank lending and deposits. The downward trend in inflation until recently had allowed the Central Bank to ease the SELIC benchmark overnight interest rate from a high of 17.75% in December 2004 to a low of 8.75% in July 2009. Since July 2009, inflation has increased and, accordingly, the SELIC benchmark overnight interest rate has risen and was at 11.75% as of March 31, 2011. As a proportion of GDP, bank lending expanded to 46.4% in March 2011 from 26.2% in September 2004.

In 2009, the Brazilian economy stagnated in the wake of the international financial crisis; however, the recession lasted only until the second quarter of 2009, when the Brazilian economy emerged from recession and regained its growth momentum. See “— Effects of the Aftermath of the Global Financial Markets Crisis on our Financial Condition and Results of Operations” above.

To moderate the impact of the international crisis, the Central Bank responded in 2009 with a number of measures. In addition to reducing the SELIC benchmark overnight interest rate, the Central Bank deployed part of its international reserves to replace international credit lines affected by Lehman Brothers Holdings Inc.’s bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. Those initiatives, along with fiscal measures, contributed to keeping the recession in Brazil relatively brief (mostly concentrated between the fourth quarter of 2008 through the first quarter of 2009) and ensured a strong recovery in the second half of 2009.

The U.S. crisis had no significant effect on Brazil’s financial institutions, as most Brazilian banks, including us, generally had no material exposure to U.S. mortgages. We have not undertaken any credit operations in the U.S. market, including collateralized debt obligations. However, the continuing crisis in the U.S. mortgage market and other problems related to it could affect the market value of Brazilian financial institutions, due to increased volatility in the international capital markets.

In 2010, Brazil experienced strong growth and GDP expanded 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, driven mainly by the recovery of consumption and investment expenditures as well as stimulative fiscal expenditures in 2010.

There are concerns about the acceleration of inflation.  Consumer price inflation reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%. In the first quarter of 2011, inflation continued to trend upward, reflecting not only the recent rise in commodity prices but also high inflation expectations based on opinion survey data from the Central Bank, an overheated labor market and inflationary inertia. The Consumer Price Index, or IPCA, reached 2.44% in the first quarter of 2011. To combat inflationary pressures, the Central Bank increased the SELIC interest rate to 11.75% during the first quarter, 100 basis points above the December 31, 2010 SELIC rate.  However, if inflation continues to rise, income of families may decrease in real terms leading eventually to higher delinquency rates in the Brazilian banking system.  In addition, we have experienced some deterioration in non-performing loans in the very small and small companies market principally due to the increase in interest rates and other macroprudential measures taken by the Central Bank.  See “Item 3D. Risk Factors — Risks Relating to Brazil — Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.”

Although Brazilian GDP for the first quarter of 2011 may still show high growth, economic fundamentals indicate a slight deceleration. The actual growth rate may reach 1.2% in the first quarter of the year, up from 0.7% in the last quarter of 2010. Growth should be moderate for the rest of 2011 as a result of the macroprudential measures as well as fiscal and monetary tightening. Based on opinion survey data from the Brazilian Institute of Economy (Instituto Brasileiro de Economia) at Fundação Getulio Vargas showing declines in consumer confidence levels and business confidence levels, we believe both consumers and entrepreneurs are less optimistic with respect to growth of the Brazilian economy.

The Brazilian credit market is already impacted by the effects of the macroprudential measures and the tightening of monetary policy, as credit has grown at a more moderate pace in the first quarter of 2011 as a result of tighter credit conditions. New loans to consumers in March 2011 were 7.3% lower in seasonally adjusted real terms than in November 2010, the month that preceded the first round of macroprudential measures related to credit. The behavior of new consumers loans in the first quarter of 2011 reflected higher rates, spreads and also default rates. Business lending is also facing tighter conditions. The current account deficit (net balance from trade of goods and services and international transfers) reached 2.6% of GDP as of March 31, 2011, from 2.3% as of December 31, 2010. Brazil’s external solvency improved considerably, with US$317 billion in international reserves and US$279 billion in external debt as of March 31, 2011, compared to US$289 billion in international reserves and US$256 billion in external debt as of December 31, 2010. Nevertheless, Brazil’s external liabilities excluding foreign direct investments (mainly foreign portfolio investments) reached US$847 billion as of March 31, 2011, an increase from US$821 billion as of December 31, 2010 and from US$287 billion in 2008. In addition, the Central Bank bought US$23.9 billion on the foreign exchange spot market in the first quarter of 2011. The recent balance of payments results could increase exchange-rate volatility, potentially affecting our results. See “— Certain Effects of Foreign Exchange Rates on Our Net Interest Income.”

The international scenario remains a source of potential risk for the Brazilian economy. The following are among such international risks: high oil prices, due to geopolitical tensions in the Middle East and North Africa, could threaten the global recovery; highly indebted countries in Europe could spur another financial crisis in the international markets and the acceleration of inflation in emerging countries may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies.

The Brazilian government could chose to adopt further macroprudential measures to recent excessive asset growth.In December 2010, the CMN adopted certain macroprudential measures, including: (i) increased additional required reserves ratios from 8.0% to 12.0% for demand and time deposits; (ii) increased regular reserve requirements for time deposits from 15.0% to 20.0%; and (iii) increased capital allocation from 11.0% to 16.0% for loans to individuals with maturities of 24 months or longer. The Central Bank expected these measures to increase required reserve deposits by R$61 billion, but in fact, it increased them by R$82 billion as of December 31, 2010. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank.”

In addition, the strong appreciation of the real in 2010 led the government to increase the IOF  in Brazil from 2.0% to 6.0% as discussed below. In addition, the Central Bank bought US$42 billion on the foreign exchange spot market in 2010.

We are also exposed to tax-policy and regulatory changes, which are sometimes adopted on short notice. For instance, in October 2010, the Brazilian government increased the IOF/FX, applicable to foreign exchange transactions made by foreign residents for purposes of investing in the Brazilian financial and capital markets, to 6.0%. There are certain exceptions to this general rule, including for certain foreign investments in equity securities, variable income securities, private equity funds, venture capital funds and funds that invest in such funds, which are currently taxed at 2.0%. The IOF/FX rate was also raised to 6.0% for remittances made by foreign investors to comply with margin requirements imposed by stock or commodities and futures exchanges. The IOF/Securities was also imposed on the assignment of shares traded in the Brazilian stock market in order to permit the issuance of depositary receipts, at a rate of 1.5%. The Central Bank also increased the IOF/FX tax on offshore short-term issuances (i.e., that have a stated maturity of 720 days or less) to 6.0%. Long term issuances (i.e., that have a stated maturity of more than 720 days) are still taxed at 0%. The IOF/Credit is levied on credit transactions granted by Brazilian banks and companies, and pursuant to Decree No. 7,458, effective as of April 8, 2011, the IOF/Credit on credit transactions granted to individuals was increased from a rate of 0.0041% a day (or 1.5% a year) to 0.0082% a day (or 3.0% a year).  In addition, in 2008, the CPMF, was abolished; there is a risk, however, that this may be imposed again.  See “Item 4B. Business Overview — Regulation and Supervision — Taxation.”

Furthermore, a number of regulatory changes for the domestic banking sector are under consideration, such as limits to compensation packages of financial institutions, additional disclosure of derivative transactions and further modifications to capital requirement models. These changes have the potential to adversely affect our operations and profitability.

The table below shows the real GDP growth, exchange rate variation, the inflation rate and the interest rate in Brazil as of  years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	As of and for the year ended December 31,
	2010	2009	2008	2007	2006
Real GDP growth % (1)	7.5	(0,6)	5.2	6.1	4.0
Inflation rate % (2)	10.8	(1,4)	9.1	7.9	3.8
Inflation rate % (3)	5.9	4.3	5.9	4.5	3.1
Exchange rate variation %(R$ /US$)(4)	4.5	34.2	24.2	20.7	9.5
TR – a reference interest rate %(5)	0.66	0.20	2.27	0.85	1.99
CDI (interbank interest rate) %(5)	10.64	8.61	13.49	11.11	13.14
SELIC – overnight interest rate %(5)	10.66	8.65	13.66	11.18	13.19
(1) Source:  IBGE.
(2) Source:  General Price Index - Internal Availability (Índice Geral de Preços - Disponibilidade Interna) or IGP-DI, as published by the Fundação Getulio Vargas.
(3) Source:  IPCA, as published by IBGE.
(4) Source:  Central Bank (accumulated rates for the period, negative numbers mean appreciation of the Brazilian real).
(5) Source:  Central Bank (period end).

Certain Effects of Foreign Exchange Rates on Our Net Interest Income

The variation of the real can affect our net interest income. A certain amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases.  At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets measured in reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Our foreign currency gap management also takes into account the tax effects of such positions. As the profits from exchange rate variation on investments abroad are not taxable, we aim to maintain sufficient hedges (a liability position in foreign exchange derivatives) to reduce the potential effects from our total foreign-exchange exposure, net of tax effects.

Unless otherwise indicated, the discussion in “Item 5. Operating and Financial Review and Prospects” relates to our annual interest rates and yields.  Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies.

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

Discussion of Critical Accounting Policies

General

The preparation of the consolidated financial statements included in this annual report involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant.  While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions or conditions.  Note 2 - to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are used for, but not limited to, the allowance for loan and lease losses and estimates of the fair value of financial instruments, as well as estimates of fair value of assets and liabilities acquired in business combinations, the amount of valuation allowance on deferred tax assets, the amount of insurance reserves and of liabilities for future benefits for private retirement plans, the determination of the need for and the amount of impairment charges on long-lived assets, the selection of useful lives of certain assets and the determination of probability , the definition of assumptions used for computing pension plan liabilities, the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable. Therefore, actual results could differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses inherent to our loan and lease portfolio at the end of each reporting period.  The methodology for determining the allowance for loan and lease losses is further described in “Item 4B. Business Overview – Selected Statistical Information – Loan Approval Process - Allowance for Loan and Lease Losses.”  In order to determine the amount of allowance for loan and lease losses a portfolio is classified into two categories with respect to which specific methodologies are used to estimate inherent losses.  Loans reviewed on an individual basis (which corresponds to our corporate segment) are individually reviewed for impairment.  For those considered to be impaired, we determine the allowance amount based on expected cash flows.  For those that are not impaired, loans are classified by ratings based on risk factors and inherent losses for each rating are estimated based on our historical experience.  This involves judgments in identifying the risk factors and assigning a rating.  Loans reviewed on a portfolio basis (which includes individuals, small and medium business and foreign loans Latin America portfolios) when appropriate are further segregated into classes based on the underlying risks and characteristics, and the allowance for loan losses is determined by category based on historical experience.  This also involves judgments and assumptions.  Many factors affect the estimate for the range of losses in each of the categories for which we estimate allowance on a portfolio basis, such as the methodology used to measure historical delinquency and the historical period to be used.  Additionally, factors affecting the specific amount of allowance to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category.  Although we frequently review and improve our models, the volatility of the Brazilian economy and the relatively short credit history in a more stable economic environment result in greater uncertainty with respect to these models than in more stable macroeconomic environments.  Effective December 31, 2010, we changed the methodology used to estimate our allowance for loan and leases losses for loans reviewed on a portfolio basis to capture more risk factors and to better reflect economic conditions, which resulted in a reduction in the amount of allowance for loan and lease losses by R$935 million.  Our total allowance for loan and lease losses as of December 31, 2010 and 2009 was R$20,138 million and R$19,968 million, respectively and we recognized a provision for loan and lease losses in our statement of income of R$11,871 million, R$15,372 million and R$9,361 million for the years ended December 31, 2010, 2009 and 2008.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading and available-for-sale, and other trading assets including derivatives.  Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. Total securities at fair value in our balance sheet as of December 31, 2010 and 2009 amounted to R$176,850 million and R$109,243 million and we carried derivatives (net) at fair value amounting to R$1,115 million and R$732 million, respectively. We determine the fair values of our financial instruments based on ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. According to this standard there are different levels of inputs that may be used to measure the fair value of financial instruments and we prioritize the use of available inputs in a higher level before using inputs in level that is lower in the hierarchy. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets; Level 2 inputs are directly or indirectly observable inputs other than those included in Level 1, such as similar assets or liabilities, identical assets or liabilities in illiquid markets, inputs other than quoted prices, among others; Level 3 inputs are unobservable inputs that reflect our own assumptions about market participant assumptions when pricing an asset or liability. ASC 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair values. Therefore, for instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within Level 3, judgments are more significant. In arriving at an estimate of fair value for an instrument within Level 3, management first determines the appropriate model to use. Second, due to the lack of observability of significant inputs, management assesses all relevant empirical data in deriving valuation inputs, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Additionally, with respect to non-exchange traded products, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, our own creditworthiness, and constraints on liquidity and unobservable parameters, where relevant. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Securities classified as Level 3 as of December 31, 2010 and 2009 amounted to and R$1,792 million and R$2,162 million respectively and net derivatives as of such date amounted to R$134 million and R$(932) million, respectively. For additional information see Note 28 to our consolidated financial statements. Judgments are also required to determine whether a decline in fair value below amortized costs are “other-than-temporary” in available-for-sale or held-to-maturity securities, which would require the cost basis to be written down and a recognition of related effects on our results of operations.  Factors that are used by management in determining whether a decline is “other-than-temporary” includes mainly the observed period of the loss, the degree of the loss whether we will be required to sell the security before recovery and the expectation as of the date of analysis as to the potential for realization of the security.

Goodwill and Intangible Assets

In 2009 as result of the acquisition of control of Redecard and of the Association we recognized goodwill amounting to R$14,376 million and long-lived intangible assets of R$1,394 million, of which R$909 million began to be amortized starting in 2010. Goodwill corresponds to goodwill for the acquisition of control of Redecard which is one of our reporting units for goodwill impairment testing and is a publicly traded company. Long-lived intangible assets are related both to the Redecard brand and to brands acquired in connection with the Association. If the fair value of the Redecard reporting unit decreases and we concluded goodwill is impaired, we may be required to recognize an impairment charge. On December 31, 2010, goodwill recognized on acquisition of Redecard was tested for impairment and it was determined no impairment was needed.  Also if the fair value, considering market conditions and market-participants assumptions, of any of the brands acquired decreases with respect to its carrying amount we may be required also to recognize an impairment charge.

Significant Changes in Accounting Rules

During 2010, the Financial Accounting Standards Board, or FASB, issued the following significant changes in accounting rules:

In July 2010, the FASB issued ASU 2010-20, “Disclosures about Credit Quality of Financing Receivables and Allowance for Credit Losses”. The guidance requires additional disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and allowance for loan losses will be effective for reporting periods ending on or after December 15, 2010. The effects of adoption and the required disclosures are presented in Notes 9 and 10 to our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds” The guidance deferred the effective date of certain recent amendments and clarified other aspects of the ASC 810 amendments. As a result of the deferral, a reporting entity will not be required to apply the recent amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This guidance also clarified how a related party´s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the guidance also clarified that a quantitative calculation should not be the sole basis for evaluating whether a decision maker´s or service provider´s fee is a variable interest. The adoption of this guidance did not have a material impact on our financial statements.

In January 2010, the FASB issued ASU 2010-06, ”Fair Value Measurements and Disclosures”. The guidance requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosure requirements were effective for reporting periods beginning after December 15, 2009. Additionally, disclosure of the gross purchase, sale, issuance and settlement activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The effects of adoption and the required disclosures are presented in Note 28 to our consolidated financial statements.

In June 2009, the FASB issued an amendment to ASC 860, “Transfers and Servicing,” through the issuance of SFAS 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement 140.” Subsequently, on December 2009, ASU 2009-16 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement 140” was issued. This amendment to ASC 860 removes the special provisions for guaranteed mortgage securitizations and, as a result, requires those securitizations to be treated like any other transfer of financial assets within the scope of ASC 860. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This guidance was effective for on January 1, 2010. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

Also on June 2009, the FASB issued an amendment to ASC 810, “Consolidation,” through the issuance of SFAS 167 “Amendments to FASB Interpretation 46(R).” Subsequently, on December 2009, ASU 2009-17 “Amendments to FASB Interpretation 46(R)” was issued. This amendment to ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance was effective for us on January 1, 2010. The adoption of this guidance did not have a material impact on the financial condition or results of operations and the additional required disclosures are presented in Note 1b to our consolidated financial statements and on the face of our consolidated balance sheet.

See Note 2 to our consolidated financial statements for additional information about changes in accounting rules.

Results of Operations for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Results of Operations

The following table shows the main components of our net income for 2010 and 2009.

	Year Ended December 31,
	2010	2009
	(in millions of R$)

Interest income	78,369	72,567
Interest expense	(34,824)	(31,876)
Net interest income	43,545	40,691
Provision for loan and lease losses	(11,871)	(15,372)
Net interest income after provision for loan and lease losses	31,674	25,319
Non-interest income	31,238	40,436
Non-interest expense	(46,084)	(42,294)
Income before taxes and extraordinary item	16,828	23,461
Taxes on income	(4,937)	(8,849)
Net income	11,891	14,612
Less: Net Income attributable to noncontrolling interests	(824)	(527)
Net income attributable to Itaú Unibanco Holding	11,067	14,085

For the year ended December 31, 2010, our consolidated net income was R$11,067 million and our total stockholders’ equity was R$76,625 million.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSBs throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality. We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and guarantees, was R$336,543 million, a 21.0% increase compared to December 31, 2009. Credit to individuals increased by 18.6%, while credit to companies increased by 22.5% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro  entered into the Porto Seguro Alliance to combine their respective  homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been accounted according to the equity method since the fourth quarter of 2009, in light of our indirect 30.0% interest in Porto Seguro. This transaction did not have a significant impact on our net income.

Interest Income

The following table shows the main components of our interest income for 2010 and 2009.

	Year Ended December 31,
	2010	2009
	(in millions of R$)
Interest income
Interest on loans and leases	52,035	48,582
Interest on deposits in banks	3,165	3,534
Interest on Central Bank compulsory deposits	4,036	519
Interest on securities purchased under resale agreements	7,572	8,673
Interest on trading assets	7,767	7,086
Interest and dividends on available-for-sale securities	3,315	3,996
Interest on held-to-maturity securities	479	177
Total interest income	78,369	72,567

The R$5,802 million or 8.0% increase in interest income in 2010 is primarily due to an increase in the balance of loan and lease operations and Central Bank compulsory deposits and, to a lesser extent, due to  an increase in the balance of trading assets. The loans and leases portfolio reached R$336,543 million (including guarantees), increasing 21.0% in 2010 compared to 2009, mainly due to increases in loans to companies and vehicles loans to individuals.  The increase in compulsory deposits reflects the impact of the new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits.  See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank.”

Interest on Loans and Leases

The table below shows the performance of credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. In addition, the table presents the balance of credit operations in Latin America (Argentina, Chile, Uruguay and Paraguay).

	As of December 31,
	2010		2009
	(in millions of R$, except for percentages)

Total of loans and leases	298,169	88.6%	245,736	88.3%
Guarantees granted	38,374	11.4%	32,441	11.7%
Total of loans and leases (including guarantees granted)	336,543	100.0%	278,177	100.0%

	As of December 31,
	2010		2009		Variation (%)
	(in millions of R$ except for percentages)

Individuals	128,743	38.3%	108,555	39.0%	20,188	18.6%
Credit Card	36,200	10.8%	30,115	10.8%	6,085	20.2%
Personal Loans	24,269	7.2%	21,458	7.7%	2,811	13.1%
Vehicles	60,253	17.9%	51,732	18.6%	8,521	16.5%
Mortgage Loans	8,020	2.4%	5,249	1.9%	2,771	52.8%
Businesses	193,430	57.5%	157,914	56.8%	35,516	22.5%
Corporate	110,694	32.9%	94,660	34.0%	16,034	16.9%
Small and Medium Businesses	82,736	24.6%	63,254	22.7%	19,482	30.8%
Foreign Loans Latin America	14,370	4.3%	11,708	4.2%	2,663	22.7%
Total of loans and leases (including guarantees granted)	336,543	100.0%	278,177	100.0%	58,366	21.0%

Interest on loans and leases totaled R$52,035 million in 2010, an increase of R$3,453 million, or 7.1% compared to 2009. This increase was to due primarily to an increase in the average volume of loans and lease transactions.

Mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total mortgage loan portfolio totaled R$16,306 million and the total rural loan portfolio totaled R$5,425 million, compared to R$10,984 million and R$5,143 million, respectively, as of December 31, 2009.

Loans to individuals (including guarantees) totaled R$128,743 million in 2010, an increase of R$20,188 million, or 18.6% compared to 2009. This increase is primarily a result of a 20.2% growth in credit card, totaling R$36,200 million in 2010, due to the consistently growing popularity of this product due to its practicality and safety. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Vehicle financing increased 16.5% in 2010 compared to 2009, totaling R$60,253 million, primarily as a result of overall growth in this market in Brazil. Personal loans increased 13.1% in 2010 compared to 2009, totaling R$24,269 million, also primarily as a result of overall growth in this market in Brazil.  Mortgage loans increased 52.8% in 2010 compared to 2009, totaling R$8,020 million, as a result of a favorable Brazilian economic environment.

Loans to companies (including guarantees) totaled R$193,430 million in 2010, an increase of R$35,516 million, or 22.5%, compared to 2009. Loans to small and medium businesses increased R$19,482 million, or 30.8% in 2010 compared to 2009, totaling R$82,736 million, mainly due to our increased strategic focus on these clients.  Loans to corporate increased R$16,034 million, or 16.9%, in 2010 compared to 2009, totaling R$110,694 million, in particular in BNDES onlending.

The balance of our foreign loans in Latin America (Argentina, Chile, Uruguay and Paraguay) totaled R$14,370 million as of December 31, 2010, an increase of 22.7% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Interest on Deposit in Banks

Interest on deposits in banks totaled R$3,165 million in 2010, a decrease of R$369 million, or 10.4%, compared to 2009. This decrease was due primarily to the decrease on the average balance of these deposits, which is managed by our treasury department.

Interest on Central Bank Compulsory Deposits

Interest on Central Bank compulsory deposits totaled R$4,036 million in 2010, an increase of R$3,517 million, compared to 2009. This increase was mainly due to increases in the levels of compulsory deposits required by the Central Bank in order to restore the compulsory levels held by the banks before the international financial crisis of 2008, when the Central Bank decreased required amounts of compulsory deposits, and also to help control inflation and credit growth in Brazil in 2010.

Interest on Securities Purchased under Resale Agreements

Interest on securities purchased under resale agreements totaled R$7,572 million in 2010, a decrease of R$1.101 million, or 12.7% in 2010 compared to 2009. This decrease was mainly due to the increase in Central Bank compulsory deposits required which reduced available funds for these transactions and therefore decreased the average balance of securities purchased under resale agreements.

Interest on Trading Assets

Interest income on trading assets totaled R$7,767 million in 2010, an increase of R$681 million, or 9.6%, compared to 2009. This increase was mainly due to an increase in the average balance of trading assets in 2010 compared to 2009, which is managed by our treasury department.

Interest and Dividends on Available-for-Sale-Securities

Interest income from available-for-sale securities totaled R$3,315 million in 2010, a decrease of R$681 million, or 17.0%, compared to 2009. This decrease was mainly due to the decrease of average yield/rate of available-for-sale securities and, to a lesser extent, a decrease in the average balance of available-for-sale securities in 2010 compared to 2009.

Interest on Held-to-Maturity Securities

Interest on held-to-maturity securities totaled R$479 million in 2010, an increase of R$302 million, or 170.6%, compared to 2009. This increase was mainly due to an increase in the average balance of held-to-maturity securities, especially in those related to pension plans, in 2010 compared to 2009.

Interest Expense

The following table shows the main components of our interest expense in 2010 and 2009.

	Year Ended December 31,
	2010	2009
Interest expense	(in millions of R$)

Interest on deposits	(11,776)	(11,773)
Interest on securities sold under repurchase agreements	(7,291)	(7,177)
Interest on short-term borrowings	(8,198)	(5,314)
Interest on long-term debt	(4,802)	(4,586)
Interest credited to investment contract account balance	(2,757)	(3,026)
Total interest expense	(34,824)	(31,876)

Total interest expense was R$34,824 million in 2010, an increase of R$2,948 million, or 9.2%, compared to 2009, mainly due to an increase in interest expense from short-term borrowings.

Interest Expense on Deposits

Interest expense on deposits was R$11,776 million in 2010, practically stable in comparison to 2009. An increase in the average balance resulted in an increase in expenses of R$524 million in 2010 and was partially offset by a decrease in the average yield/rate that decreased expenses by R$522 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interest Expense on Securities Sold Under Repurchase Agreements

Interest expense on securities sold under repurchase agreements was R$7,291 million in 2010 an increase of  R$114 million, or 1.6%, compared to 2009, mainly as a result of an increase of the average balance of securities sold under repurchase agreements related to our strategy of liquidity management.

Interest Expense on Short-Term Borrowings

Interest expense on short-term borrowings totaled R$8,198 million in 2010, an increase of R$2,884 million, or 54.3%, compared to 2009. This increase was primarily due to an increase in the average balance of short-term funding, that resulted in an increase in expenses of R$2,287 million, and to an increase on the average yield/rate that increased the expenses by R$597 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.

Interest Expense on Long-Term Debt

Interest expense on long-term debt totaled R$4,802 million in 2010, with an increase of R$216 million, or 4.7% compared to 2009. This increase was primarily due to an increase in the average balance of long-term debt, that resulted in an increase in expenses of R$1,092 million, partially offset by a decrease on the average yield/rate that decreased expenses by R$877 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interest Expense Credited to Investment Contract Account Balance

Interest expense credited to the investment contract account balance totaled R$2,757 million in 2010, a decrease of R$269 million, or 8.9%, compared to 2009. This decrease was primarily due to decrease in the average yield/rate of investment contracts of R$1,173 million, partially offset by an increase of R$905 million due to an increase on the average balance. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Provision for Loan and Lease Losses

Provision for loan and lease losses totaled R$11,870 million in 2010, a decrease of R$3,502 million, or 22.8%, in comparison to 2009.

During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

Effective December 31, 2010, we changed the methodology used to estimate our allowance for loan and lease losses, which were based on transition matrices, because the transition matrices were lagging in capturing, in a relatively short period, the effects of significant changes in economic conditions. The change resulted in a reduction in the amount of the allowance for loans and leases as of December 31, 2010 (and in the amount of the provision for loan and lease losses charged to expense for such year) as compared to the one that would have resulted from the prior methodology of R$ 935 million.

Non-Interest Income

The following table shows the main components of our non-interest income in 2010 and 2009.

	Year Ended December 31,
	2010	2009
	(in millions of R$)
Non-interest income

Fee and commission income	16,630	13,479
Trading income	2,275	9,284
Net gain on sale of available-for-sale securities	220	211
Net gain on foreign currency transactions	2,311	2,619
Net loss on transactions of foreign subsidiaries	(451)	(3,390)
Equity in earning of unconsolidated companies, net	308	(9)
Insurance premiums, income on private retirement plans and on capitalization plans	6,410	8,132
Other non-interest income	3,535	10,110
Total non-interest income	31,238	40,436

In 2010, our non-interest income totaled R$31,238 million, a decrease of R$9,198 million, or 22.7%, in 2010 compared to 2009. This decrease was primarily due to the decrease of R$7,009 million in trading income (loss) related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad, and a decrease of R$1,722 million in insurance premiums, income on private retirement plans and on capitalization plans resulting from the transfer of our portfolio of homeowner and automobile insurance to Porto Seguro and accounting for Porto Seguro under the equity method. We also had a decrease of R$6,575 million in other non-interest income, as a result of recognition of a gain in 2009 when we were required to remeasure previously held equity interests to fair value at the time of our acquisition of control of Redecard. See Note 3b to our consolidated financial statements. The decrease in non-interest income was partially offset by an increase of R$3,151 million in fee and commission income and a decrease of R$2,939 million in net loss on transactions of foreign subsidiaries.

Fee and Commission Income

Fee and commission income totaled R$16,630 million in 2010, an increase of R$3,151 million, or 23.4%, compared to 2009. This increase was mainly due to increased revenues from credit card fees, which increased by 29.7% from R$4,370 million in 2009 to R$5,670 million in 2010, primarily due to a higher volume of invoice discounts for retailers, growth in the number of credit card customers, an increase in the use of credit cards as the method of payment in commercial transactions and an increase in the offering of consumer credit lines, such as cash in advance, offered by us through retailers. We also had a 25.9% increase on fees charged on checking account services mainly related to an increase in banking service fees and various others products and services including rental of point of sale machines used to conduct retail transactions, insurance commission, and settlement services.

Trading Income

Trading income totaled R$2,275 million in 2010, a decrease of R$7,009 million, or 75.5%, compared to 2009. The main factors contributing to the significant decrease in trading income were decreased income from the local fixed-income market and transactions involving exchange parities, in comparison to higher revenues earned in 2009, when we profited from volatility and movements in interest rates, which contributed to a lesser extent to the change observed from period to period.

Net Gain on Sales of Available-for-Sale Securities

Our net gain on sales of available-for-sale securities was R$220 million in 2010, an increase of R$9 million, or 4.3%, in comparison to 2009, maintaining the performance observed in 2009 when our portfolio of available-for-sale securities benefited from the market perception of a more favorable macroeconomic environment, resulting in an increase in the market value of the securities.

Net Gain on Foreign Currency Transactions

Net gain on foreign currency transactions was R$2,311 million in 2010, a decrease of R$308 million, or 11.8%, compared to 2009, mainly due to the appreciation of the real.

Net Gain (Loss) on Transactions of Foreign Subsidiaries

Net gain (loss) on transactions of foreign subsidiaries totaled a loss of R$451 million in 2010 compared to a loss of R$3,390 million in 2009, as a result the appreciation of the real on assets and liabilities of subsidiaries abroad in 2010.

Equity in Earnings of Unconsolidated Companies, Net

Equity in earnings of unconsolidated companies, net totaled a gain of R$308 million in 2010 compared to a loss of R$9 million in 2009. This increase was mainly due to an impairment loss in our investment in Banco Português de Investimento (BPI) in 2009.

Insurance Premiums, Income on Private Retirement Plans and Capitalization Plans

Insurance premiums, income on private retirement plans and capitalization plans totaled R$6,410 million in 2010, a decrease of R$1,722 million, or 21.2%, compared to 2009. This decrease was mainly due to a decrease in insurance premiums resulting from the transfer of our portfolio of homeowner and automobile insurance to Porto Seguro and accounting for Porto Seguro under the equity method and, to a lesser extent, a decrease in private retirement plan (Vida Gerador de Benefício Livre, or VGBL and Plano Gerador de Benefício Livre, or PGBL) premiums.

Other Non-Interest Income

Other non-interest income totaled R$3,535 million in 2010, a decrease of R$6,575 million, or 65.0%, compared to 2009. This decrease was mainly a result of the recognition of a gain in 2009 when we were required to remeasure previously held equity interests to fair value at the time of our acquisition of control of Redecard.

Non-Interest Expense

The following table shows the main components of our non-interest expense in 2010 and 2009.

	Year Ended December 31,
	2010	2009
Non-interest expense	(in millions of R$)

Salaries and employee benefits	(10,836)	(10,589)
Administrative expenses	(12,775)	(10,001)
Amortization of intangible assets	(4,592)	(3,663)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(5,179)	(6,452)
Depreciation of premises and equipment	(1,476)	(1,250)
Other non-interest expenses	(11,226)	(10,339)
Total non-interest expense	(46,084)	(42,294)

Non-interest expense totaled R$46,084 million in 2010, an increase of R$3,790 million, or 9.0%, compared to 2009. This increase was mainly due to expenses associated with the migration of branches, expansion of our service network, especially for very small, small and medium-sized companies, higher expenses relating to expanded credit card operations and higher volume of overall customer transactions.

Salaries and Employee Benefits

Salaries and employee benefits totaled R$10,836 million in 2010, practically stable when compared with 2009. The number of employees increased 6.3% in 2010, but the associated expense was offset by a decrease in expenses due to the partial settlement of a defined benefit plan and the migration to a new supplementary defined contribution private pension plan.  See Note 25 to our consolidated financial statements.

Administrative Expenses

Administrative expenses totaled R$12,775 million in 2010, an increase of R$2,774 million, or 27.7%, compared to 2009. This increase was driven by the Unibanco branch migration process, as well as the higher volume of overall customer transactions and increased advertising, promotion and publishing expenses, primarily stemming from institutional campaigns and the World Soccer Cup in 2010.

Amortization of Intangible Assets

Amortization of intangible assets totaled R$4,592 million in 2010, an increase of R$929 million, or 25.4%, compared to 2009. This increase was mainly due to the discontinuation of the use of "Unibanco", "Fininvest" and "Unicard" brands, at which time such assets no longer had indefinite lives and began to be amortized.  See Note 13 to our consolidated financial statements included in this annual report.

Insurance Claims, Changes in Reserves for Insurance Operations, for Private Retirement Plans and Acquisition Costs

Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs totaled R$5,179 million in 2010, a decrease of R$1.273 million, or 19.7%, compared to 2009. This decrease was mainly related to lower level of insurance claims in 2010 resulting from the transfer of our portfolio of homeowner and automobile insurance to Porto Seguro and accounting for Porto Seguro under the equity method.

Depreciation of Premises and Equipment

Depreciation of premises and equipment totaled R$1,476 million in 2010, an increase of R$226 million, or 18.1%, compared to 2009. This increase was due to branch migration processes that resulted in the accelerated depreciation of assets from Unibanco, especially in customer service facilities.

Other Non-Interest Expenses

Other non-interest expenses totaled R$11,226 million in 2010, an increase of R$887 million, or 8.6%, compared to 2009. This increase was mainly related to an increase in provisions for tax and social security contingencies, as well as increased selling expenses for credit cards due to the increased client base and volume of transactions.

Taxes on Income

Our total tax on income is composed of current income tax and deferred income tax. Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our statement of income. Those items are known as permanent differences.

Income tax expense for the year resulted in a tax expense of R$4,937 million in 2010 compared to R$8,849 million in the prior year, a 44.2% decrease. The main reason for this decrease was the effect of decreased exchange rate losses on our investments in subsidiaries abroad and related increased gains on the derivative instruments used to hedge our investments in subsidiaries abroad as described below, which was partially offset by increased income from banking activities.

For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective we hedge the investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains or losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2009, we experienced significant appreciation of the real against the foreign currencies in which our subsidiaries operate generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable foreign-exchange gains on liabilities used also as economic hedges. The resulting effect is that in certain companies we had taxable gains resulting in a significant increase in our tax expenses in 2009.

Results of Operations for Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Results of Operations

The following table shows the main components of our net income for 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)

Interest income	72,567	47,649
Interest expense	(31,876)	(26,508)
Net interest income	40,691	21,141
Provision for loan and lease losses	(15,372)	(9,361)
Net interest income after provision for loan and lease losses	25,319	11,780
Non-interest income	40,436	15,775
Non-interest expense	(42,294)	(24,011)
Income before taxes and extraordinary item	23,461	3,544
Taxes on income	(8,849)	1,334
Net income	14,612	4,878
Less: Net Income attributable to noncontrolling interests	(527)	(29)
Net income attributable to Itaú Unibanco Holding	14,085	4,849

During 2009, we faced two challenges that affected our results of operations. First, internally we experienced significant changes related to the association between Itaú Financial Group and Unibanco Financial Group. We announced the Association in 2008 and the Central Bank approved it on February 18, 2009. For U.S. GAAP purposes, the results of Unibanco are consolidated from February 18, 2009. Thus, the financial statements for the year ended December 31, 2009 present the effects from the Association and consolidate the results of operations of Unibanco in our consolidated statement of income and the financial position in our consolidated balance sheet.

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

The following table shows the main components of our interest income for 2009 and 2008.

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

Interest on Loans and Leases

The table below shows the performance of credit operations, with loans classified by type of creditor (individuals and corporations) and further broken down by type of product for individuals and by size of customer for corporations. In addition, the table presents the balance of credit operations in Latin America (Argentina, Chile, Uruguay and Paraguay).

	As of December 31,
	2009		2008
	(in millions of R$, except for percentages)

Total of loans and leases	245,736	88.3%	169,700	92.6%
Guarantees granted	32,441	11.7%	13,513	7.4%
Total of loans and leases (including guarantees granted)	278,177	100.0%	183,213	100.0%

	As of December 31,
	2009		2008		Variation (%)
	(in millions of R$ except for percentages)

Individuals	108,555	39.0%	73,714	40.2%	34,841	47.3%
Credit Card	30,115	10.8%	13,950	7.6%	16,165	115.9%
Personal Loans	21,458	7.7%	15,290	8.3%	6,169	40.3%
Vehicles	51,732	18.6%	41,349	22.6%	10,383	25.1%
Mortgage Loans	5,249	1.9%	3,124	1.7%	2,125	68.0%
Businesses	157,914	56.8%	97,224	53.1%	60,690	62.4%
Corporate	94,660	34.0%	58,956	32.2%	35,704	60.6%
Small and Medium Businesses	63,254	22.7%	38,268	20.9%	24,986	65.3%
Foreign Loans Latin America	11,708	4.2%	12,275	6.7%	(567)	(4.6)%
Total of loans and leases (including guarantees granted)	278,177	100.0%	183,213	100.0%	94,964	51.8%

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

Mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2009, the total mortgage loan portfolio totaled R$10,984 million and the total rural loan portfolio totaled R$5,143 million, compared to R$8,648 million and R$5,654 million, respectively, as of December 31, 2008.

Loans to individuals (including guarantees) totaled R$108,555 million in 2009, an increase of R$34,841 million, or 39.0% compared to 2008. This increase is primarily a result of a 115.9% growth in credit card, totaling R$30,115 million in 2009 due to the consolidation of Unibanco and to the consistently growing popularity of this product due to its practicality and safety. Vehicles transactions increased R$10,383 million, or 25.1% in 2009 compared to 2008, totaling R$51,732 million, as a result of our focus on this segment and due to the consolidation of Unibanco. Personal credit transactions increased 40.3% in 2009 compared to 2008, totaling R$21,458 million, as a result of the consolidation of Unibanco. Since 2009 we adopted a more restrictive credit policy focused on credit risk quality to face the adverse effects of the international financial turmoil.

Loans to companies (including guarantees granted) totaled R$157,914 million in 2009, an increase of R$60,690 million, or 62.4% compared to 2008.  Loans to large companies increased R$35,704 million, or 60.6% in 2009 compared to 2008, totaling R$94,660 million, mainly due to the consolidation of Unibanco. Loans to very small, small and medium-sized companies increased R$24,986 million, or 65.3% in 2009 compared to 2008, totaling R$63,254 million, mainly due to the consolidation of Unibanco and, to a lesser extent as a result of our focus on this segment.

Interest on Deposit in Banks

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

Interest on Trading Assets

Interest income on trading assets totaled R$7,086 million in 2009, an increase of R$2,945 million, or 71.1%, compared to 2008. This increase was mainly due to an increase in the average balance of trading assets in 2009 compared to 2008 mainly related to the consolidation of Unibanco.

Interest and Dividends on Available-for-Sale-Securities

Interest income from available-for-sale securities totaled R$3,996 million in 2009, an increase of R$1,460 million, or 57.6%, compared to 2008. This increase was mainly due to a growth in the average balance of available-for-sale securities in 2009 compared to 2008 mainly related to the consolidation of Unibanco.

Interest on Held-to-Maturity Securities

Interest on held-to-maturity securities totaled R$177 million in 2009, a decrease of R$21 million, or 10.6%, compared to 2008. This decrease was mainly due to a decrease in the average yield/rate of held-to-maturity securities in 2009 compared to 2008.

Interest Expense

The following table shows the main components of our interest expense in 2009 and 2008.

	Year Ended December 31,
	2009	2008
Interest expense	(in millions of R$)

Interest on deposits	(11,773)	(6,233)
Interest on securities sold under repurchase agreements	(7,177)	(6,489)
Interest on short-term borrowings	(5,314)	(7,737)
Interest on long-term debt	(4,586)	(4,721)
Interest credited to investment contract account balance	(3,026)	(1,328)
Total interest expense	(31,876)	(26,508)

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

Interest Expense on Securities Sold Under Repurchase Agreements

Interest on securities sold under repurchase agreements was R$7,177 million in 2009 an increase of  R$688 million, or  10.6%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and, to a lesser extent, an increase on the average balance of securities sold under repurchase agreements related to our strategy of liquidity management.
Interest Expense on Short-Term Borrowings

Interest on short-term borrowings totaled R$5,314 million in 2009, a variation of R$2,423 million, or 31.3%, compared to 2008. This decrease is mainly related to the impact of exchange rate variation on funding denominated in or indexed to foreign currencies, partially offset by an increase on the average balance of short-term borrowings mainly related to the consolidation of Unibanco.

Interest Expense on Long-Term Debt

Interest on long-term debt totaled R$4,586 million in 2009, with a variation of R$135 million, or 2.9% compared to 2008. This change was mainly due to the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies, offset by an increase on the average balance of long-term debt mainly related to the consolidation of Unibanco.

Interest Expense Credited to Investment Contract Account Balance

Interest credited to the investment contracts account balance totaled R$3,026 million in 2009, an increase of R$1,698  million, or 127.9%, compared to 2008. This increase is due to a growth in the average balance of investment contracts as a result of good market acceptance of our investment contracts. See “Item 4B. Business Overview — Our Business — Commercial Banking” and “Item 4B. Business Overview — Our Business — Private Retirement Plan.”

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

Non-Interest Income

The following table shows the main components of our non-interest income in 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(in millions of R$)
Non-interest income
Fee and commission income	13,479	8,941
Trading income	9,284	(2,843)
Net gain (loss) on sale of available-for-sale securities	211	(114)
Net gain on foreign currency transactions	2,619	1,059
Net gain (loss) on transactions of foreign subsidiaries	(3,390)	1,938
Equity in earning of unconsolidated companies, net	(9)	474
Insurance premiums, income on private retirement plans and capitalization plans	8,132	3,917
Other non-interest income	10,110	2,403
Total non-interest income	40,436	15,775

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

Net Gain (Loss) on Sales of Available-for-Sale Securities

Our net gain (loss) on sales of available-for-sale securities was a gain of R$211 million in 2009, an increase of R$325 million in comparison to a loss in 2008. Unlike 2008, when available-for-sale securities were traded with losses recognition, the securities traded in 2009 benefited from the perception of a more favorable macroeconomic environment, which had positive effects on the market value of the securities.

Net Gain on Foreign Currency Transactions

Net gain on foreign currency transactions increased by 147.3% from R$1,059  million in 2008 to R$2,619 million in 2009, an increase of R$1,560 million. This increase in income from foreign exchange operations was mainly due to our trading performance on foreign currency market, as well as the consolidation of the operations of Unibanco in 2009.

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

Equity in Earnings of Unconsolidated Companies, Net

Equity in earnings of unconsolidated companies, net totaled a loss of R$9 million in 2009 compared to a gain of R$474 million in 2008. This decreased was mainly due to an impairment loss in our investment in Banco Português de Investimento (BPI).

Insurance Premiums, Income on Private Retirement Plans and Capitalization Plans

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

Non-Interest Expense

The following table shows the main components of our non-interest expense in 2009 and 2008.

	Year Ended December 31,
	2009	2008
Non-interest expense	(in millions of R$)

Salaries and employee benefits	(10,589)	(6,170)
Administrative expenses	(10,001)	(6,409)
Amortization of intangible assets	(3,663)	(1,201)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(6,452)	(3,301)
Depreciation of premises and equipment	(1,250)	(756)
Other non-interest expenses	(10,339)	(6,174)
Total non-interest expense	(42,294)	(24,011)

Non-interest expense totaled R$42,294 million in 2009, an increase of R$18,283 million compared to 2008.

Salaries and Employee Benefits

Salaries and employee benefits totaled R$10,589 million in 2009, an increase of R$4,419 million, or 71.6%, compared to 2008. This increase was mainly due to the consolidation of Unibanco and Redecard and to the impact of the Worker’s Union Agreement established in September 2009 pursuant to which compensation, benefits and charges were increased by 6.0%.

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

Other Non-Interest Expenses

Other non-interest expenses totaled R$10,339 million in 2009, an increase of R$4,165 million, or 67.5%, compared to 2008. In 2009, we had an increase of R$1,900 million in taxes on services, revenues and other taxes that increased in proportion to the expansion in our operating activities. The agreement with CBD led to an expense of R$550 million in the period. Credit card related expenses increased R$583 million mainly due to the consolidation of Unibanco. Losses from third-party frauds increased R$277 million mainly related to the consolidation of Unibanco operations.

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

Income tax expense for the year resulted in a tax expense of R$8,849 million in 2009 compared to a benefit of R$1,334 million in the prior year. The main factors that contributed to the change in income tax from year to year are: (i) first we had a significant increase of 562.0% of income before taxes, in 2009 compared to 2008; (ii) the effect of exchange gains and losses on our subsidiaries abroad and the offsetting effect of economic hedge instruments on the investments. The nontaxable (deductible) exchange gains (losses) on foreign subsidiaries totaled an expense of R$1,356 million in 2009, a decrease of R$2,131 million compared to 2008; (iii) we had a higher tax benefit on dividends paid under the form of interest on stockholders’ equity (a form of tax deductible dividend) during 2009. The net tax benefit on interest on stockholders’ equity totaled R$1,474 million in 2009, an increase of R$814 million compared to 2008; and (iv) in 2008, the impact of the increase in social contribution (CSLL) rate was responsible for a tax benefit of R$336 million.

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

5B. Liquidity and Capital Resources

Our Superior Institutional Treasury and Liquidity Committee determines our policy regarding asset and liability management. See “Item 4B. Business Overview — Risk Management.” Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury and Liquidity Committee for considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in improving risk management of the liquidity inherent in our activities. At the same time, we maintain a portfolio of bonds and securities with higher liquidity, or an operational reserve, which represents a potential source for additional liquidity.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury and Liquidity Committee. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically and based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities.  We manage the balance between maturity distribution and diversity of sources of funds.  Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.  See “Item 4B. Business Overview — Risk Management — Liquidity Risk Management.”

Due to our stable sources of funding, which include a large deposit base and a large number of correspondent banks with which we have long-standing relationships, as well as facilities in place pursuant to which we can access further funding, we have not historically experienced liquidity problems, despite the disruptions in the international financial markets.  See “Item 3D. Risk Factors — Risk Relating to Our Business and the Banking Industry — We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries were we do business, especially Brazil.”

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements.  In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in Itaú Unibanco Holding, which are represented by CDIs — certificados de depósitos interbancários. These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets forth our average deposits and borrowings for 2010, 2009 and 2008.

	For the Year Ended December 31,
	(in millions of R$, except for percentages)
	2010		2009		2008
	Average balance	% of total	Average balance	% of total	Average balance	% of total

Interest-bearing liabilities	458,755	85.1%	382,880	84.5%	230,083	77.1%
Interest-bearing deposits	166,549	30.9%	159,296	35.2%	74,390	24.9%
Savings deposits	52,882	9.8%	40,998	9.0%	29,509	9.9%
Deposits from banks	2,030	0.4%	2,605	0.6%	1,461	0.5%
Time deposits	111,637	20.7%	115,693	25.5%	43,421	14.5%
Securities sold under repurchase agreements	80,167	14.9%	65,939	14.6%	45,234	15.2%
Borrowings:	167,526	31.1%	124,953	27.6%	89,589	30.0%
Short-term borrowings	99,041	18.4%	70,861	15.6%	58,252	19.5%
Long-term debt	68,485	12.7%	54,093	11.9%	31,337	10.5%
Investment contracts	44,513	8.3%	32,691	7.2%	20,870	7.0%
Non-interest-bearing liabilities	80,202	14.9%	70,272	15.5%	68,394	22.9%
Non-interest bearing deposits	26,928	5.0%	23,799	5.3%	21,198	7.1%
Other non-interest bearing liabilities	53,273	9.9%	46,474	10.3%	47,196	15.8%
Total liabilities	538,957	100.0%	453,152	100.0%	298,477	100.0%

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B — Business Overview — Funding” and Notes 15 and 17 to our consolidated financial statements.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The international financial turmoil magnified the importance of issues associated with funding and the liquidity of financial institutions around the world. In order to finance our operations, we intensified the use of liquidity provided by savings and time deposits, deposits received under repurchase agreements, borrowings and onlending during 2010 and 2009. The balance of time deposits decreased in 2010 because we utilized less expensive funding sources, such as Brazilian debentures subject to repurchase which are reported under “deposits received under repurchase agreements” and are offered not only to institutional clients but also to private banking, corporate banking and retail clients. We are seeking to increase our savings deposit base and our base of managed market funds. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and higher fees earned on market funds.

 Our ability to obtain funding depends on numerous factors, including our credit ratings, general economic conditions, investors’ perception of emerging markets in general and of Brazil (in particular, prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding).

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2010, none of these events, including any events of default or failure to satisfy financial covenants had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2011.

Changes in Cash Flows

The following table sets forth the main variations in our cash flows during the years ended December 31, 2010, 2009 and 2008.

	For the Year Ended December 31,
	2010	2009	2008
	(in millions of R$)

Net cash (used in) provided by operating activities	(36,902)	56,780	(12,681)
Net cash used in investing activities	(113,251)	(5,538)	(80,328)
Net cash provided by (used in) financing activities	122,630	(13,822)	98,836
Net increase (decrease) in cash and cash equivalents	(27,523)	37,420	5,827

Operating activities

Our cash flows from operating activities resulted in cash outflows of approximately R$36,902 million in 2010 compared to cash inflows of approximately R$56,780 million in 2009 and cash outflows for approximately R$12,681 million in 2008. In 2010, the change in cash flows was primarily due to a change in trading account assets of R$79,998 million, from R$16,704 million in 2009 to a cash outflows of R$63,294 million in 2010. In 2009, the change in cash flows was primarily due to a change in trading account assets of R$41,150 million, from a cash outflows of R$24,446 million in 2008 to a cash inflows of R$16,704 million in 2009 and cash inflows from the Association.

Investing Activities

Our cash flows from investing activities generated cash outflows of approximately R$113,251 million, R$5,538 million and R$80,328 million in 2010, 2009 and 2008, respectively. In 2010, the increase in cash outflows was primarily due to an increase in Central Bank compulsory deposits of R$71,519 million, from R$462 million in 2009 to R$71,981 million in 2010, and to a lesser extent, an increase in loans and leases of R$50,010 million, from R$13,832 million in 2009 to R$63,842 million in 2010. In 2009, the decrease in cash outflows was primarily due to a decrease in loans and leases of R$40,959 million, from R$54,791 million in 2008 to R$13,832 million in, as well as cash inflows from the Association.

Financing Activities

Our cash flows from financing activities generated cash inflows of approximately R$122,630 million in 2010, outflows of approximately R$13,822 million in 2009, and cash inflows of approximately R$98,836 million in 2008. In 2010, the change in cash flows was primarily due to a change in deposits, securities sold under repurchase agreements, short-term borrowings and borrowings from long-term debt, amounting to R$127,957 million, from a cash outflows R$1,937 million in 2009 to a cash inflows of R$126,020 million in 2010. In 2009, the change in cash flows resulted mainly from changes in deposits and in securities sold under repurchase agreements of R$123,365 million, from a cash inflows of R$93,178 million in 2008 to  a cash outflows of R$30,187 million in 2009.

We paid dividends and interest on stockholders’ equity in the amounts of approximately R$4,315 million, R$3,782 million and R$2,910 million in 2010, 2009 and 2008, respectively. In 2010 we did not acquire treasury stock, however we did in 2009 and 2008, generating cash outflows of approximately R$7 million and R$1,618 million, respectively.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11.0% of risk-weighted assets, in lieu of the 8% minimum capital requirement of the original Basel Accord, or Basel I, and Basel II. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements.”

As required by Central Bank rules, we currently measure our capital compliance according to two different methods: (i) by consolidating only our financial subsidiaries, and (ii) on a fully consolidated basis, including all of our financial and non-financial subsidiaries. We believe we have a solid capital base as measured by both methods. As of December 31, 2010, 2009 and 2008 our solvency ratio measured on a fully consolidated basis was 15.4%, 16.7% and 16.3%, respectively. The decrease in our solvency ratio measured on a fully consolidated basis since December 31, 2008 was the result of several factors, including: (i) an organic increase in our total risk-weighted assets, mainly due to the growth of lending transactions, (ii) the changes in the calculation of our operational risk portion, as described below, and (iii) the deduction from Tier 1 Capital of any allowance for loan losses in excess of the minimum amounts required by CMN Resolution No. 2,682 of December 21, 1999, as described below, which factors were partially offset by (iv) the impact of net income less payments of dividends and interest on stockholders’ equity for each period and (v) the issuance of subordinated debt.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2010, 2009 and 2008, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

	As of December 31,
	2010	2009	2008
	(in millions of R$, except percentages)
Tier 1 Capital	62,240	57,706	52,156
Tier 2 Capital	18,652	12,837	15,926
Tier 1 plus Tier 2 Capital	80,892	70,543	68,082
Adjustments	(173)	(28)	(87)
Our Regulatory Capital	80,719	70,515	67,995
Minimum regulatory capital required	57,525	46,513	45,819
Excess over minimum regulatory capital required	23,194	24,002	22,176
Total risk-weighted assets	522,952	422,840	416,540
Our regulatory capital to risk-weighted assets ratio	15.4%	16.7%	16.3%

CMN Resolution No. 3,490, of August 29, 2007, which sets out the criteria currently applicable to our computation of our minimum regulatory capital required, has been in effect since July 1, 2008. For calculation of our risk portions, we follow the procedures of the following Central Bank circulars and circular letters:

•	Circular No. 3,360, of September 12, 2007 for credit risk;

•
Circulars No. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008 and Circular Letters No. 3,309 and 3,310, of April 15, 2008 for market risk; and

•
Circular No. 3,383 and Circular Letters No. 3,315 and 3,316, of April 30, 2008 for operational risk. For calculation of our operational risk portion, we opted for the use of the standardised alternative approach.

Since January 1, 2010, the operational risk portion has been included in full in our total risk-weighted assets for purposes of our calculation of regulatory capital to risk weighted assets ratio, pursuant to Circular No. 3,383 of April 30, 2008.

Effective April 1, 2010, CMN Resolution No. 3,825 of December 16, 2009 revoked CMN Resolution No. 3,674, of December 30, 2008, which permitted the full addition to Tier 1 Capital of any allowance for loan losses in excess of the minimum amounts required by CMN Resolution No. 2,682 of December 21, 1999.

Beginning on June 30, 2010, Circular No. 3,476 of December 28, 2009 required that our minimum regulatory capital on a fully consolidated basis include an additional portion under regulatory capital to cover operational risk, which portion is calculated based on our weighted equity in the earnings of our subsidiaries and affiliated companies.

We expect that the following change scheduled to come into effect in 2012 will affect our solvency ratio. Circular No. 3,498 of June 28, 2010 amends Circulars No. 3,361, 3,362, 3,363, 3,364 and 3,366 of September 12, 2007 and No. 3,389 of June 25, 2008, which set forth the procedures for calculation of regulatory capital to cover market risk. The new calculation method will be adopted over time, beginning on January 1, 2012, and will be fully effective June 30, 2012. Circular No. 3,498 had been in full effect as of December 31, 2010, our minimum regulatory capital required on a fully consolidated basis would have been approximately 14.5%.

Funds obtained through the issuance of subordinated debt securities, which are considered Tier 2 Capital, for the purposes of our regulatory capital to risk-weighted assets ratio, are set forth below as of  December 31, 2010:

Description
Name of Security	Issue	Maturity	Return per Annum	PrincipalAmount
(in millions of R$)

Subordinated Euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated Euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5
Subordinated CDB	May 2007	May 2012	104% of CDI	1.406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1.256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1.804
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1.389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	33
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2.098
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122
Subordinated LF	August 2010	August 2016	100% of CDI+ 1.36%	365
Subordinated LF	September 2010	September 2016	112.5% of CDI	16
Subordinated CDB(1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated LF	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1.808
Subordinated LF	October 2010	October 2016	112% of CDI	50
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated LF	September 2010	September 2017	IPCA + 7.2%	160
Subordinated LF	September 2010	September 2017	IPCA + 7.0%	20
Subordinated LF	October 2010	October 2017	IPCA + 6.95%	20
Subordinated LF	October 2010	October 2017	IPCA + 6.97%	6
Subordinated Euronotes	April 2010	April 2020	6.20%	1.731
Subordinated Euronotes(2)	September 2010	January 2021	5.75	1.694
Perpetual non-cumulative junior Eurobonds subordinated securities(3)	July 2005	Not determined	8.70%	1.195

CDBs are bank deposit certificates (certificado de depósito bancário).
LFs are financial bills (letras financeiras).
(1) Subordinated CDBs may be redeemed from November 2011.
(2) On January 31, 2011, we issued US$250 million of our 5.75% subordinated notes due 2021.
(3) Debt may be fully redeemed only at the option of the issuer from July 29, 2010 or upon each subsequent payment date.

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

Our Superior Institutional Treasury and Liquidity Committee analyzes the statement of income and risk information on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. For more detailed information on the monitoring of our positions, see “Item 4B — Business Overview — Risk Management — Market Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities position as of December 31, 2010 and therefore does not reflect interest rate gap positions that may exist as of any given date.  In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Total interest-earning assets	242,320	59,549	65,289	64,626	104,421	127,199	663,404
Interest-bearing deposits in other banks	36,033	5,856	8,975	4,422	2,234	46	57,566
Securities purchased under resale agreements and federal funds sold	17,694	3,681	13,359	-	-	-	34,734
Central Bank compulsory deposits	85,790	-	-	-	-	-	85,790
Trading assets	73,145	11,325	8,368	9,618	13,117	24,430	140,003
Securities available-for-sale	6,389	4,503	3,594	4,659	8,015	17,476	44,636
Securities held-to-maturity	3	144	-	136	295	1,928	2,506
Loans and leases	23,265	34,041	30,993	45,791	80,760	83,319	298,169
Total interest-bearing liabilities	338,805	16,486	20,800	36,222	74,877	70,468	557,658
Demand deposits	25,533	-	-	-	-	-	25,533
Savings deposits	57,899	-	-	-	-	-	57,899
Time deposits	15,314	8,771	7,943	21,476	33,002	29,892	116,398
Deposits from banks	343	298	538	505	203	37	1,924
Other deposits	906	-	-	-	-	-	906
Securities sold under repurchase agreements and federal funds purchased	85,002	975	137	992	2,343	8,523	97,972
Short- and long-term borrowings	104,591	6,442	12,182	13,249	39,329	32,016	207,809
Investment contracts	49,217	-	-	-	-	-	49,217
Asset/liability gap	(96,485)	43,063	44,489	28,404	29,544	56,731	105,746
Cumulative gap	(96,485)	(53,422)	(8,933)	19,472	49,015	105,746
Ratio of cumulative gap to total interest-earning assets	(14.5%)	(8.1%)	(1.3%)	2.9%	7.4%	15.9%

Exchange Rate Sensitivity

A part of our operations is denominated in, or indexed to, reais. We also have assets and liabilities settled in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although settled in reais, are dollar-indexed and therefore expose us to exchange rate risks.  The Central Bank regulates our maximum open, short and long foreign currency positions. The gap management policy adopted by our Superior Institutional Treasury and Liquidity Committee takes into consideration the tax effects on this position. Since the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability and derivative instruments in foreign exchange) of a sufficient amount, so that our total foreign exchange exposure, net of the tax effects, is consistent with our strategy of low exposure to risk.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations and dollar-linked onlending from government financial institutions. The proceeds of these operations are mainly applied to dollar-linked lending operations and securities purchases.

The following table sets forth assets and liabilities classified by currency including those settled in Brazilian reais and those denominated in or indexed to foreign currencies as of December 31, 2010. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

(in millions of R$, except percentages)
	As of December 31, 2010
	Brazilian currency	Denominated in foreign currency	Indexed to foreign currency	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	597,960	19,383	129,237	746,580	19.9%
Cash and due from banks and restricted cash	4,902	170	496	5,568	12.0%
Interest - Bearing Deposits in Other Banks	42,875	1,327	13,364	57,566	25.5%
Securities Purchased under resale agreements	33,731	-	1,003	34,734	2.9%
Central Bank Compulsory Deposits	84,884	-	906	85,790	1.1%
Securities (1)	145,334	324	41,487	187,145	22.3%
Loans and leases	244,147	9,979	44,043	298,169	18.1%
Allowance for loan losses	(19,382)	-	(756)	(20,138)	3.8%
Investments in affiliates and other investments	2,908		689	3,597	19.2%
Premises and equipment, net	4,993	-	158	5,151	3.1%
Goodwill, net	14,488	-	176	14,664	1.2%
Intangibles assets, net	17,848	-	300	18,148	1.7%
Other assets (2)	21,232	7,583	27,371	56,186	62.2%
Percentage of total assets	80.1%	2.6%	17.3%	100.0%
Liabilities and Stockholders’ Equity:	573,805	43,633	129,142	746,580	23.1%
Non-interest bearing deposits	17,690	188	8,561	26,439	33.1%
Interest - Bearing Deposits	147,835	-	28,386	176,221	16.1%
Securities sold under repurchase agreements	82,777	-	15,195	97,972	15.5%
Short-Term borrowings	97,087	14,222	11,732	123,041	21.1%
Long-Term borrowings	52,828	16,368	15,572	84,768	37.7%
Insurance claims reserve and reserve for private retirement plans	10,583	654	9	11,246	5.9%
Investment contracts	49,217	-	-	49,217	0.0%
Other liabilities (2)	47,380	12,201	28,394	87,975	46.1%
Nonocontrolling interest	13,075	-	1	13,076	0.0%
Stockholders’ equity	55,333	-	21,292	76,625	27.8%
Percentage of total liabilities and stockholders’ equity	76.9%	5.8%	17.3%	100.0%
(1) Includes Trading assets, at fair value;  (ii) Available-for-sale securities, at fair value; and (iii) Held-to-maturity securities, at amortized cost.
(2) Derivative financial instruments are presented in this table on the same basis as our consolidated financial statements presented in Item 18 in this annual report.

For purposes of analysing our exposure to changes in foreign currency, the table below present the composition of our off-balance sheet derivative instruments as of December 31, 2010, classified in reais and foreign currency, which also include the instruments linked to foreign currency.

(in millions of R$)
	Notional amounts
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
Derivative financial instruments
Swap contracts
Buy (Sale) commitments, net	12,029	(12,029)	-
Forward contracts
Buy (Sale) commitments, net	(1,058)	(9,637)	(10,695)
Future contracts
Buy (Sale) commitments, net	(32,123)	(4,928)	(37,051)
Option contracts
Buy (Sale) commitments, net	120,596	(6,063)	114,533

Capital Expenditures

In 2010, we made capital expenditures related to the integration process of Unibanco branches under the “Itaú” brand, as well as the opening of new branches and other points of sale. Over the past three years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several of our branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

          The table below sets forth our capital expenditures for the years ended December 31, 2010, 2009 and 2008.

(in millions of R$)
	For the Year Ended December 31,
	2010	2009	2008
Land and buildings	203	168	33
Furniture and data processing equipment	1,381	898	528
Leasehold improvements	225	110	135
Software developed or obtained for internal use	205	452	209
Other	117	73	71
Total	2,131	1,701	976

We expect that our capital expenditures in 2011 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back office administrative systems, as well as continue to make internet-related investments. We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2011 will be funded by our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

5C. Research and Development, Patents and Licenses, Etc.

Not applicable.

5D. Trend Information

We expect that several factors will affect our future results of operations, liquidity and capital resources, including:

• the Brazilian economic environment,

• Legal and regulatory developments,

• the effects of any continued international financial turmoil, including on our required liquidity and capital,

• the effects of inflation in our results of operations,

• the effects of fluctuations in the value of the real and interest rates on our net interest income, and

• any acquisition of financial institutions we make in the future.

In addition, you should read “Item 3D Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 29(E) of our consolidated financial statements and derivative financial instruments discussed above under “Item 5B. Liquidity and Capital Resources –- Exchange Rate Sensitivity.”

5F.Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2010:

(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	84,768	13,141	37,564	13,153	20,910
Operating and capital (finance) lease obligations	4,134	-	2,555	839	740
Guarantees and stand by letters of credit	38,374	14,406	4,870	728	18,370
Pension Obligation	123	13	27	27	56
Health Benefits	100	5	9	8	78
Total	127,499	27,565	45,025	14,755	40,154

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of officers.

Pursuant to our bylaws, our board of directors must be composed of a minimum of ten and a maximum of fourteen directors elected by our shareholders at the annual shareholders’ meeting. Our board of directors meets regularly eight times a year and extraordinarily any time it deems necessary.

Pursuant to our bylaws, our board of officers must be composed of a minimum of five and a maximum of 20 members. Our board of officers is elected by our board of directors.

All of our directors and officers are elected for a term of one year and can be re-elected. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of officers as of the date hereof. The members of our board of directors were elected on April 25, 2011 at our annual shareholders’ meeting and the members of our board of officers were elected on April 28, 2011 at a meeting of our board of directors.

Pursuant to Brazilian law, the election of each member of our board of directors and board of officers must be approved by the Central Bank. Accordingly, the election of the members approved on April 25, 2011 is still pending of approval by the Central Bank.

Also pursuant to Brazilian law, an acting director or officer retains his or her position until he or she is reelected or a successor is elected. We have three directors who are independent as determined pursuant to our corporate governance policy. See “Item 16G. Corporate Governance - Principal Differences Between Brazilian and U.S. Corporate Governance Practices - Majority of Independent Directors.”

The business address for correspondence with each of our directors and officers is Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil.

Directors:

Name	Position	Date of Birth
Pedro Moreira Salles	Chairman	10/20/1959
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tápias(*)	Director	09/16/1942
Alfredo Egydio Setubal	Director	09/01/1958
Candido Botelho Bracher	Director	12/05/1958
Fernando Roberto Moreira Salles	Director	05/29/1946
Francisco Eduardo de Almeida Pinto	Director	12/14/1958
Gustavo Jorge Laboissiere Loyola(*)	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Israel Vainboim	Director	06/01/1944
Pedro Luiz Bodin de Moraes(*)	Director	07/13/1956
Ricardo Villela Marino	Director	01/28/1974

(*)	Independent director.

Officers:

Name	Position	Date of Birth

Roberto Egydio Setubal	President and Chief Executive	10/13/1954
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Caio Ibrahim David	Executive Officer	01/20/1968
Claudia Politanski	Executive Officer	08/31/1970
Marcos de Barros Lisboa	Executive Officer	08/02/1964
Ricardo Baldin	Executive Officer	07/14/1954
Sérgio Ribeiro da Costa Werlang	Executive Officer	06/23/1959
Carlos Eduardo de Souza Lara	Officer	03/17/1967
Eduardo Hiroyuk Miyaki	Officer	06/11/1972
Jackson Ricardo Gomes	Officer	08/21/1957
Marco Antonio Antunes	Officer	10/31/1959
Rogério Paulo Calderón Peres	Officer	02/02/1962

As described below in the biographical descriptions of our directors and officers, some of the members of our board of directors and board of officers also perform senior management functions at our subsidiaries and Itaúsa and its subsidiaries. Set forth below are brief biographical descriptions of our directors and officers:

Mr. Pedro Moreira Salles has been chairman of our board of directors since February 2009 (with investiture (i.e., the date on which he assumed such role after approval of his election by the Central Bank) on February 19, 2009) and was our executive vice president from November 2008 to August 2009. He worked at Unibanco since 1989, where he served as vice chairman of the board of directors from 1991 to 1997, chairman of the board of directors from 1997 to 2004, and again as vice chairman of the board of directors from 2004 until November 2008. At Unibanco, he also held the post of chief executive officer from April 2004 to November 2008. At Unibanco Holdings he served as vice chairman of the board of directors and chief executive officer. He served as chairman of the boards of directors of Unibanco Seguros and Banco Fininvest S.A. and vice chairman of the board of AIU Seguros S.A. He is currently a member of the board of Ibmec and was previously a member of the board of Instituto Empreender Endeavor Brasil, as well as the president of the board of PlaNet Finance Brasil. Mr. Pedro Moreira Salles has a bachelor’s degree, magna cum laude, in economics and history from the University of California, Los Angeles. He also attended the international relations masters program at Yale University and the OPM - Owners/President Management Program at Harvard University.

Mr. Alfredo Egydio Arruda Villela Filho has been the vice chairman of our board of directors since November, 2002 (with investiture on March 10, 2003). He has served as president and CEO of Itaúsa since September 2008 and was a member of the board of directors of Itaúsa from 1995 to 2008. He is the chairman of the board of directors of Itautec S.A., or Itautec, and vice chairman of the boards of Duratex S.A., or Duratex, and of Elekeiroz S.A., or Elekeiroz. Mr. Villela Filho has a bachelor’s degree in mechanical engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in business administration from Fundação Getúlio Vargas.

Mr. Roberto Egydio Setubal has been the vice chairman of our board of directors since March 2003 (with investiture on March 10, 2003). He has served as a director since April 1995 and president and chief executive officer since April 1994. He served as our general manager from 1990 to 1994. He has served as executive vice president of Itaúsa since May 1994 and chairman of the board of directors of Itaú BBA since February 2003. Mr. Roberto Setubal was the president of the FEBRABAN and of the Brazilian National Federation of Banks (Federação Nacional de Bancos, or FENABAN, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is currently a board member of the IIF and of the International Monetary Conference and serves on the international advisory committee of the Federal Reserve Bank of New York and the international advisory committee of the New York Stock Exchange, or NYSE. Mr. Roberto Setubal has a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master of science degree in engineering from Stanford University.

Mr. Alcides Lopes Tápias has been a member of our board of directors since November, 2002 (with investiture on March 10, 2003). He has been a member of the audit committee of Itaú Unibanco Holding since 2004. He is a partner in Aggrego Consultores and a member of its advisory board and a member of the board of directors and of the audit, finance and actuarial, human resources and information technology committees of Medial Saúde S.A. He served on the board of directors of Tigre S.A. — Tubos e Conexões from 1995 to 1999 and again since 2004. He was the president of FEBRABAN from 1991 to 1994 and chairman of the board of Camargo Corrêa S.A. from 1996 to 1999, of Usinas Siderúrgicas de Minas Gerais — Usiminas S.A. from 1997 to 1999 and of São Paulo Alpargatas S.A. from 1996 to 1999. He was the Minister for Development, Industry and Commerce of the Brazilian government from September 1999 to July 2001. He was also a member of the trustee board of the Antonio Prudente Foundation Cancer Hospital from 1999 to 2005 and the Advisory Council of the BMF&BOVESPA (formerly the BM&F — Futures and Commodities Exchange) from 2003 to 2008. He also served as the president of the fiscal council of Cia. de Bebidas das Américas — AMBEV from 2005 to 2008. Mr. Tápias has a bachelor’s degree in business administration from Universidade Mackenzie and a bachelor’s degree in law from Faculdades Metropolitanas Unidas.

Mr. Alfredo Egydio Setubal has been a member of our board of directors since April 25, 2007 (with investiture on June 29, 2007) and has served as executive vice president since April 29, 1996 (with investiture on July 3, 1996). He has served as our investor relations officer since 1995. He is currently responsible for our wealth management and capital markets services divisions, with primary responsibility for communications with capital markets, for increasing the transparency of financial and strategic information through improvements in the quality, relevance, timeliness, reliability and comparability of information and for managing relations with the CVM, the Central Bank and other official capital markets authorities. He served as our executive officer between 1993 and 1996 and managing officer between 1988 and 1993. He has been a member of the board of directors of Itaúsa since September 2008. He was a member of ANBIMA from 1994 to August 2003 and its president from August 2003 to August 2008. He has been a member of the board of directors of the Securities Dealers’ Association (Associação das Empresas Distribuidoras de Valores ADEVAL), since 1993, of BM&FBOVESPA (formerly BOVESPA) since 1996, of the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas ABRASCA), since 1999, and of BM&FBOVESPA (formerly BOVESPA) since August 2007. He was a member of the board of directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia CBLC), from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores IBRI), from 2000 to 2003 and a member since 2004. He has served as the finance officer of the Museum of Modern Art of São Paulo — MAM since 1992. Mr. Alfredo Setubal has a bachelor’s and a post-graduate degree in business management from Fundação Getúlio Vargas.

Mr. Candido Botelho Bracher has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009) and the executive vice president of our board of officers since May 2, 2005 (with investiture on August 1, 2005). He is currently responsible for our corporate treasury division. He has been a member of the board of directors of Itaú BBA since February 2003, CEO since April 2005, and is responsible for the commercial, capital markets and human resources divisions and was vice president of the board of officers from February 2003 to April 2005. He served as an officer at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has served as executive vice president of Unibanco since November 2008. He is a member of the board of directors of Pão de Açúcar S.A. and of BM&FBOVESPA (formerly BOVESPA). Mr. Bracher has a degree in business administration from the Escola de Administração de Empresas de São Paulo — Fundação Getúlio Vargas.

Mr. Fernando Roberto Moreira Salles has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was vice chairman of the board of directors of E. Johnston. He has been chairman of the boards of directors of Companhia Brasileira de Metalurgia e Mineração since 2008 and of Brasil Warrant Administração de Bens e Empresas S.A. since 1988. He has been an officer of Editora Schwarcz Ltda. since 1988. He served as vice chairman of the board of directors of Unibanco from 1976 to 1988. He has been a member of the advisory board of Fundação Roberto Marinho since 1996 and a member of the board of directors of Instituto Moreira Salles, serving as president of the board from 2001 to 2008. Mr. Fernando Moreira Salles has a degree in finance and capital markets from Fundação Getúlio Vargas — FGV.

Mr. Francisco Eduardo de Almeida Pinto has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). During 1982, he was a financial assistant at Visius — Instituto Boavista de Seguridade Social. From 1983 to 1984, he served as the technical department manager at Saga Investimentos e Participações do Brasil Ltda. From 1984 to 1993, he was at Banco da Bahia Investimentos (currently Banco BBM S.A.), most recently as finance officer. From 1993 to 1994, he served as deputy governor of monetary policy at the Central Bank. From 1994 to 1995 he served as general officer of Banco da Bahia Investimentos S.A., and during 1995 as general officer of Unibanco Asset Management. He was the managing partner at Radix Gestão de Recursos Financeiros Ltda. from 1996 to 1998 and the chief financial officer of BBA Capital DTVM (and its successor, BBA Icatu Investimentos DTVM) from 1998 to 2002. From 2002 to 2007, he worked for his own account. Since 2007 he has been a director at Brasil Warrant Administração de Bens e Empresas S.A. and from 2007 to 2008 he served on the board of directors of Unibanco. Since 2008 he has been a director of BW Gestão de Investimentos Ltda. Mr. Almeida Pinto graduated from the Pontifícia Universidade Católica do Rio de Janeiro (PUC) in economics.

Mr. Gustavo Jorge Laboissiere Loyola has been a member of our board of directors since April 26, 2006 (with investiture on July 31, 2006). He has also been a member of our audit committee since May 2007, and since September 2008 he has served as its president. He was president of our fiscal council from March 2003 to April 2006. He has been a partner and an officer of Gustavo Loyola Consultoria S/C since February 1998 and a member of the board of directors of Caramuru Alimentos S.A. and Mabel Alimentos S.A., since April 2008 and August 2006, respectively. He was the governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the deputy governor for the Financial System Regulation and Organisation from March 1990 to November 1992. He was a partner and an officer of MCM Consultores Associados Ltda. from August 1993 to May 1995, assistant officer of Banco de Investimento Planibanc S.A. from February to October 1989 and operating officer of Planibanc Corretora de Valores S.A. from November 1987 to January 1989. Mr. Loyola has a bachelor’s degree in economics from Universidade de Brasília and a master’s degree and Ph.D. in economics from the Fundação Getúlio Vargas.

Mr. Henri Penchas has been a member of our board of directors since November, 2002 (with investiture on March 10, 2003) and served as senior vice president from April 1997 to April 2008, executive vice president from 1993 to 1997 and executive officer from 1988 to 1993. He was an executive officer of Itaúsa from December 1984 to April 2008, has been its investor relations officer since 1995 and its executive vice president since April 2009. He has also been the chief executive officer of Duratex since April 2009. Mr. Penchas was the vice president of the board of directors of Itaú BBA from February 2003 to April 2008. Mr. Penchas has a bachelor’s degree in mechanical engineering from Universidade Mackenzie and a post-graduate degree in finance from Fundação Getúlio Vargas.

Mr. Israel Vainboim has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was elected to the board of directors of Unibanco in 1988 and to the board of directors of Unibanco Holdings in 1994. He was chairman of Unibanco from 1988 to 1992. He has served as executive chairman of Unibanco Holdings since 1992. He joined Unibanco in 1969. He has served on the board of directors of Souza Cruz S.A., Iochpe Maxion S.A., E-Bit Tecnologia em Marketing S.A., Vinhedo Investimentos Ltda., Casa da Cultura de Israel, Museu de Arte Moderna de São Paulo — MAM and Hospital Israelita Albert Einstein. Mr. Vainboim has a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro, or UFRJ, and a master’s degree in business administration, or MBA, from Stanford University.

Mr. Pedro Luiz Bodin de Moraes has been a member of our board of directors since November 28, 2008 (with investiture on February 19, 2009). He was a partner in Itaú Holding and a member of the board of directors of Unibanco, from April 2003 to November 2008. He was an officer and partner at Banco Icatu S.A. from 1993 to 2002. He served as deputy governor for monetary policy at the Central Bank from 1991 to 1992 and officer of BNDES from 1990 to 1991. Mr. Bodin de Moraes has a bachelor’s and master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC) and a Ph.D. in economics from Massachusetts Institute of Technology (MIT).

Mr. Ricardo Villela Marino has been a member of our board of directors since April 23, 2008 (with investiture on June 2, 2008) and of our board of officers since September 1, 2006 (with investiture on September 1, 2006). He is currently responsible for our human resources and international division. He served as our senior managing officer from May 2005 to August 2006, managing officer from April 2004 to April 2005, head of the derivatives dealing desk (heading the team responsible for the structuring and sale of derivative products to middle market companies, institutional investors and private individuals) from 2003 to 2004 and head of business intelligence (responsible for the implementation of new technologies and methodologies which have helped us become a leader in the credit card industry in Brazil) from 2002 to 2003. He has served as chairman of Federación Latino Americana de Bancos, or FELABAN, since November 2008. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa and of the relations with governments, banks and manager of companies in each of these countries at Goldman Sachs Asset Management in London. Mr. Villela Marino has a degree in business administration from MIT Sloan School of Management, Cambridge, a master’s degree in business administration with specialization in financial administration and bachelor’s degree in mechanical engineering from Escola Politécnica (USP).

Mr. Caio Ibrahim David has been a member of our board of officers since May 3, 2010 (with investiture on December 3, 2010). He joined the group in 1987 as a trainee, with expertise as a controller and in risk management. He has been an executive officer of Itaú BBA since April 2008 and is responsible for finance, market intelligence and operations of corporate investment bank and institutional treasury. He has been a vice-chairman of the board of directors of Redecard since May 2010. He has been an executive officer of Itauseg Participações S.A. and member of the board of directors of BFB Leasing S.A. Arrendamento Mercantil and Dibens Leasing S.A. - Arrendamento Mercantil, all since April 2010. He has been alternate chairman of the board of directors of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento since April 2010. Additionally, he worked at Bankers Trust in New York as an associate in the area of Global Risk Management in 1998. He has bachelor degree in Engineering from the Universidade Mackenzie (1986-1990), post-graduate degree in Economics and Finance (1992-1993) from the Universidade de São Paulo and master in Controllership also from Universidade de São Paulo (1994-1997) and an MBA from the New York University (1997-1999) with major in finance, accounting and international business.

Ms. Claudia Politanski has been a member of our board of officers since November 12, 2008 (with investiture on November 27, 2008) and is currently responsible for our legal and compliance legal divisions and serves as general legal counsel. She joined Unibanco in 1991 and was elected executive officer of Unibanco in 2007. Ms. Politanski has a law degree from the Universidade de São Paulo. She also holds a master’s degree in law, or L.L.M., from the University of Virginia and an MBA from the Fundação Dom Cabral, Minas Gerais.

Mr. Marcos de Barros Lisboa has been a member of our board of officers since April 29, 2009 (with investiture on September 1, 2009) and is currently responsible for our operational risk and efficiency divisions. He was elected executive officer of Unibanco in July 2006. From 2001 to 2003, he was the academic director of the graduate school of economics of Fundação Getúlio Vargas, Rio de Janeiro. He was also the Secretary of Economic Policy at the Finance Ministry of Brazil from 2003 to 2005 and the chief executive officer of the IRB from 2005 to 2006. He was elected to the boards of directors of AIG Brasil Cia. de Seguros and Unibanco AIG Consultoria de Investimentos Ltda. in 2008. He holds a bachelor’s degree and a master’s degree in economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Mr. Lisboa held academic positions at the department of economics at Stanford University and at the Fundação Getúlio Vargas, São Paulo.

Mr. Ricardo Baldin has been a member of our board of officers since April 29, 2009 (with investiture on September 1, 2009) and is currently responsible for our internal audit division. In 1977 he joined PricewaterhouseCoopers as a trainee and was a partner there for 18 years. As an independent auditor, he was the leading partner in the area of financial institutions. He was also the partner responsible for PricewaterhouseCoopers’ financial institutions group in South America, where he was responsible for coordinating various projects in the region, including the evaluation of the Ecuadorian financial system. He was an officer of the National Association of Financial, Administrative and Accounting Executives and was also responsible for the financial institutions group at IBRACON for several years. Mr. Baldin has a bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, Rio Grande do Sul and university extension courses in management and finance from the Fundação Dom Cabral and Fundação Getúlio Vargas.

Mr. Sérgio Ribeiro da Costa Werlang has been a member of our board of officers since April 30, 2003 (with investiture on October 1, 2003) and has served as our chief risk executive officer since May 2008. He is currently responsible for our risk and financial controls divisions. He was our senior managing officer from March 2002 to March 2003. He has been a member of Itaú BBA since April 2005. He was a deputy governor for economic policy for the Central Bank from February 1999 to September 2000 and an executive officer of Banco BBM S.A. from October 1997 to December 1998. He was an officer for research and administrative resources and asset management of Banco BBM S.A. from 1994 to 1998. Mr. Werlang has a degree in naval engineering from the Universidade Federal do Rio de Janeiro, a master’s degree in mathematical economics from Instituto de Matemática Pura e Aplicada do Rio de Janeiro and a Ph.D. in economics from Princeton University.

Mr. Carlos Eduardo de Souza Lara has been a member of our board of officers since November 2010 (with investiture on December 3, 2010). He is also a member, since September 2010, of the board of officers of Banco Itauleasing S.A., Banco Itaucard, Banco Itaucred Financiamentos S.A., or Itaucred, and BFB Leasing S.A. Arrendamento Mercantil. He began his career in Banco Mantrust - SRL S.A., in December 1991. From February 1993 to June 1993, he was a manager at Indústrias Gessy Lever Ltda. He worked at Banco Inter-American Express S.A. between July 1993 and March 2000, holding various positions, the last of which was as foreign exchange director. He also worked for Deutsche Bank S.A. between March 2000 and April 2001. He joined the group in April 2001 as the head of broker-dealer services involving equities and commodities. From August 2005 to July 2008, he worked as Treasury Superintendent. He is a member of the IIF Liquidity Risk Management Committee and ANDIMA’s (National Association of Financial Market Institutions) Asset Pricing Committee. He had graduated in Electrical Engineering from the Escola Politécnica of the Universidade de São Paulo in December 1992. He obtained a Master’s Degree in Mathematical Modeling applied to Finance from the Economic and Business Administration Department of the Universidade de São Paulo and the Institute for Mathematics and Statistics also of the Universidade de São Paulo, in December 2002. He is an affiliate member of CREA (Regional Council for Engineering, Architecture and Agronomy) – Electrical Engineering – Electronics category – Telecommunications; CVM Independent Investment Agent, and holds ANBID (National Association of Investment Banks) CPA-20.

Mr. Eduardo Hiroyuki Miyaki was elected as a member of our board of officers on April 28, 2011 (with his election and investiture subject to approval by the Central Bank). He has been an officer of Itaú Unibanco since June 2010. He was the manager and compliance officer of the Money Laundering Prevention program of the Itaú Unibanco Group from 1996 to 2003 and, from 2003 until 2004, he was the manager responsible for its internal audit department for our treasury and asset management units. Mr. Miyaki was also the manager of our internal audit of treasury, capital markets, insurance and securities units from 2005 to 2010, when he became a managing director of Itaú Unibanco. He holds a degree in Civil Engineering from Universidade de São Paulo, a postgraduate degree in sanitation from Federal University of Gunma Province in Japan and an a post-graduate degree in Business Administration from Fundação Getúlio Vargas. Mr. Miyaki also holds an MBA in International Finance and Business from the Leonard Stern School of Business of New York University.

Mr. Jackson Ricardo Gomes has been a member of our board of officers since August 28, 1995 (with investiture on September 29, 1995) and is currently responsible for our credit risk, insurance and operational divisions. He began working for the Itaú Unibanco Holding in 1983 as an analyst in the area of economic control. He was a department manager from 1988 to 1989 and general manager/superintendent from 1990 to 1995. He has been an officer of Itaucred since December 2003, of Banco Itaucard since April 2000, and a managing officer of Banco Itauleasing S.A. since April 2000. Mr. Gomes has a degree in aeronautical engineering from the Instituto Tecnológico da Aeronáutica and an MBA from the University of Chicago.

Mr. Marco Antonio Antunes has been a member of our board of officers since May 2005 (with investiture on August 1, 2005) and is currently responsible for our accounting division. He was the manager of the budget control department from December 1990 to May 1997 and general manager from June 1997 to February 2000. He has been an officer of Itaucred since February 2003, of Banco Itaucard since July 2000, and a managing officer of Banco Itauleasing S.A. since April 2003. Mr. Antunes holds a degree in metallurgical engineering from Universidade Presbiteriana Mackenzie and a specialization (master’s degree level) in accounting and finance from the Universidade de São Paulo.

Mr. Rogério Paulo Calderón Peres was elected as a member of our board of officers on April 28, 2011 (with his election and investiture subject to approval by the Central Bank). He has been an officer of Itaú Unibanco since April 2009 and member of the Disclosure and Trading Committee of Itaú Unibanco Holding since June 2009. Mr. Calderón was an executive officer of Unibanco from 2007 to April 2009 and of Grupo Bunge from 2003 to 2006. Mr. Calderón was a member of the board of directors of  Fertilizantes Fosfatados S.A. – Fosfertil, Ultrafertil S.A. and Fertifos S.A., an officer of Bunge Brasil S.A. and Fertifos S.A. and member of the Audit Committee of Fundação Bunge, Bungeprev - Fundo Múltiplo de Previdência Privada and Fosfertil from 2003 to 2006. From 1981 to 2003 he was a partner at PricewaterhouseCoopers’s audit, tax and consulting divisions. Mr. Calderón holds a degree in Business Administration from Fundação Getúlio Vargas, a degree in Accounting from Fundação Paulo Eiró and has completed a postgraduate course from the E-Business Education Series from Darden Graduate School of Business Administration of University of Virginia. He also attended courses at the Summer Executive Business School at the University of Western Ontario Canada, the Center for Executive Development Faculty of Princeton University, Management of Continuing Education and Training Professionals in Arundel, England, and Executive Business Development at Fundação Getúlio Vargas.

There are no pending legal proceedings in which any of our directors, nominees for director, or officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer, except the shareholders’ agreement between Itaúsa and E. Johnston to govern their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries. See “Item 7A. Major Shareholders — Shareholders’ Agreements.”

6B.	Compensation

For the year ended December 31, 2010, the aggregate compensation accrued by us for all members of the board of directors and the board of officers of the Itaú Unibanco Group for services rendered during that year in all capacities was approximately R$563 million. This includes salaries in the amount of approximately R$294 million, profit-sharing plan in the amount of approximately R$261 million and contributions to employer-sponsored pension plans in the amount of approximately R$8 million. Except for the highest and lowest compensation received by a director and an officer, without identification of the individual recipients, we are not required under Brazilian law to and we do not disclose the compensation of our directors, officers and members of our administrative, supervisory or management bodies on an individual basis.

Our officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical and dental assistance, which benefits totaled approximately R$4.9 million for the year ended December 31, 2010.

We have established a profit sharing plan for our management, including our board of directors and board of officers. The plan and its rules have been approved by our board of directors. Under the terms of the plan, each member of our management (including our board of directors and board of officers) who is beneficiary of the plan is assigned semi-annually a base amount for computation of payments under the profit sharing plan. The final amount of the profit sharing payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants. This index depends on our level of return on stockholders’ equity.

In addition, during 2010, the members of our fiscal council and the alternate members received monthly compensation of R$12,000 and R$5,000, respectively.

On April 25, 2011, our shareholders approved (i) compensation for members of our board of directors in an annual aggregate amount of R$11 million, (ii) compensation for members of our board of officers in an annual aggregate amount of R$115 million, and (iii) monthly individual compensation of R$12,000 and R$5,000 for members and alternate members of our fiscal council, respectively.

Our directors have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

6C.	Board Practices

For information concerning the election of our directors and officers and their respective term of office see “Item 6A. Directors, Seniors Management and Employees – Directors and Senior Management”

For information concerning the duties of the board of directors, see “Item 10B. Memorandum and Articles of Association”.

Statutory Bodies

Fiscal Council

According to Brazilian Corporate Law, the adoption of a fiscal council is voluntary. Our fiscal council has been established annually since 2000, even when our bylaws granted non-permanent status to our fiscal council. The fiscal council may be adopted on a permanent or temporary basis. The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established by the Brazilian Corporate Law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly reports and certain matters submitted for shareholders’ approval and calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings. Our fiscal council is composed of the following individuals, each of whom serves for a term of one year and was elected on April 25, 2011 at the annual shareholders’ meeting:

Name	Position	Date of Birth
Iran Siqueira Lima(*)	President	05/21/1944
Alberto Sozin Furuguem(*)	Member	02/09/1943
Artemio Bertholini(**)	Member	04/01/1947
Ernesto Rubens Gelboke(**)	Alternate	12/01/1943
José Caruso Cruz Henriques(*)	Alternate	12/31/1947
João Costa(*)	Alternate	08/10/1950

(*)  Members appointed by the controlling block of shareholders.
(**) Members appointed by the holders of preferred shares.

Audit Committee

In accordance with CMN regulations, all financial institutions that (i) have regulatory capital equal to or in excess of R$1 billion, (ii) manage third-party funds of at least R$1 billion, or (iii) hold deposits and manage third-party funds in an aggregate amount of at least R$5 billion, are required to have an in-house audit committee. Audit committees are required to be created under an express provision in the bylaws of the respective financial institution and are required to be composed of at least three members, one of which must be a financial expert.

Audit committee members of publicly held financial institutions may not (i) be or have been in the previous twelve months: (a) an officer of the institution or its affiliates, (b) an employee of the institution or its affiliates, (c) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution, or (d) a member of the institution’s fiscal council or that of its affiliates; and (ii) be a spouse or relative (first or second-degree relative) of the persons described in item (i), letters (a) and (c).

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

According to Central Bank regulations, the audit committee is required to be a statutory body, created by a shareholders’ resolution, which is separate from the board of directors. Notwithstanding the requirement of separate corporate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company. However, Brazilian regulation permits the creation of a single committee for an entire group of companies.

Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the respective identification of the same, including:

•	non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the administration of said institution;

•	relevant fraud perpetrated by entity employees or third parties; and

•	errors that result in significant mistakes in the accounting records of the entity.

Our audit committee is comprised of the following individuals, each of whom serves for a one year term and was elected by our board of directors.

Name	Position
Gustavo Jorge Laboissiere Loyola	President
Alkimar Tibeiro Moura	Member
Eduardo Augusto de Almeida Guimarães	Member
Guy Almeida Andrade	Member and Financial Expert

Our board of directors has determined that one of the members of our audit committee, Mr. Guy Almeida Andrade, is an audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. Our audit committee financial expert, along with the other members of our audit committee, are independent pursuant to CMN Resolution No. 3,198, which requires that such members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the company. Mr. Andrade is an expert in U.S. GAAP, which is the accounting standard used by us in our primary financial statements filed with the SEC. We believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisers or other consultants, advisers and experts whenever it deems appropriate.

See above for the biography of Gustavo Jorge Laboissiere Loyola. Set forth below are brief biographical descriptions of Messrs. Alkimar Ribeiro Moura, Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade.

Mr. Alkimar Ribeiro Moura has been a member of our audit committee since May 2010. He was an independent member on the Supervisory Board of BM&FBOVESPA Supervisão de Mercados (BSM) from October 2007 to September 2010. He previously was member of the board of Banco Nossa Caixa S.A. from May 2006 to February 2007 and of Cia. Brasil de Seguros from May 2001 to February 2003. He was member of the board of Banco Bandeirantes S.A. from May 1999 to December 2000, and chief executive officer of the Banco do Brasil Banco de Investimentos (BBBI), and executive vice-president for Finance and Capital Markets of the Banco do Brasil, from April 2001 to January 2003. In the Central Bank, he was deputy governor for Financial System Regulations and Organization, from February 1996 to September 1997, deputy governor for monetary policy from March 1994 to February 1996, and deputy governor for public debt and open market operations from January 1987 to January 1988. Mr. Moura has a degree in economics from the Universidade Federal de Minas Gerais, a master’s degree from University of California, Berkeley, USA in 1966, and a Ph.D in economics from the Stanford University, California, USA in 1978.

Mr. Eduardo Augusto de Almeida Guimarães has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He previously held the positions of president of the IBGE from 1990 to 1992, National Treasury Secretary at the Ministry of Finance from 1996 to 1999, CEO of the BANESPA from 1999 to 2000, and CEO of Banco do Brasil from 2001 to 2003. He has been a member of the boards of directors of various companies such as Banco do Brasil, CEF, BNDES Participações S.A. and Banco Nossa Caixa S.A. He has also undertaken various academic functions, such as professor and dean of the Economics Institute of the Universidade Federal of Rio de Janeiro, lecturer in the Economics Departments of both the Pontifícia Universidade Católica of Rio de Janeiro (PUC), and the Universidade Federal Fluminense. Mr. Guimarães has a degree in civil engineering, a degree in economics, a master’s degree in production engineering from the Universidade Federal do Rio de Janeiro, and a Ph.D. in economics from the University of London.

Mr. Guy Almeida Andrade has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He began his career in 1974 at Magalhães Andrade S/S Auditores Independentes, where he became a partner in 1982, a position he currently holds. In 1984, he joined an intern program at Dunwoody & Co., Toronto, Canada. In 1983 he was admitted to the Chamber of Independent Auditors of IBRACON. Currently, Mr. Andrade is member of board of directos of IBRACON. From 2002 to 2004, he was president of the National Executive Board of IBRACON.  In 2000, he was elected as a member of the board of directors of the International Federation of Accountants — IFAC, headquartered in New York, a position he held until November 2006. Mr. Andrade was the chairman of IFAC’s audit committee, from 2003 to 2006. He was also a member of IFAC’s nominating committee, from 2007 to 2010. Mr. Guy Almeida Andrade has a bachelor’s degree in accounting from the Universidade de São Paulo, and a bachelor’s degree in business administration from Universidade Mackenzie.

Committees of the Board of Directors

The information provided below relates to the members of the strategy, risks and capital management, appointment and corporate governance, personnel and compensation committees elected on April 28, 2011.

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

With respect to corporate strategy, the strategy committee: (i) supports the board of directors in its discussions with the board of officers regarding the strategic guidelines with respect to business matters; (ii) issues opinions and recommendations on the strategic guidelines and provides input for the board of directors’ discussions and decisions; and (iii) takes the initiative in the discussion of key matters and those of a high impact nature.

Regarding investments, the committee: (i) reviews investment opportunities presented by the board of officers which have a relevant impact on the business; and (ii) issues opinions and recommendations on investment opportunities presented, providing input and support to the discussions and decisions of the board of directors.

As to the budget, the committee: (i) proposes budgetary guidelines; (ii) conducts a thorough discussion with the board of officers in order to establish budgetary guidelines; (iii) conducts discussions with the board of officers and makes a recommendation on the budget for the current year to the board of directors; and (iv) advises and supports the CEO in monitoring corporate strategy in relation to the budget.

Further, the strategy committee also establishes an economic scenarios sub-committee, made up of key employees of Itaú Unibanco Holding and its controlled companies that have recognized expertise in macroeconomy. Such sub-committee supplies macroeconomic input to the strategy committee to provide support for its considerations in defining strategy, investments and budgets.

The board of directors appoints directors to the strategy committee on an annual basis. However, key employees of Itaú Unibanco Holding and specialists in strategy may be invited by the board of directors to be members of the committee.

The following members of our board of directors were appointed to our strategy committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Henri Penchas and Israel Vainboim.

Capital and Risk Management Committee

Our risk and capital management committee is responsible for managing our risks and assets.

In relation to managing risk, the capital and risk management committee: (i) reviews risk management policies and assists in the establishment of the general philosophy of the Itaú Unibanco Holding with respect to risk; (ii) proposes and discusses procedures and systems for measuring and managing of risk; (iii) recommends general limits for risk and levels of control; (iv) surveys best practices with respect to significant financial risk exposure; (v) is kept informed by the board of officers of material themes with respect to risk exposure; (vi) receives and analyses reports from the board of officers as to monitoring, control and limits of Itaú Unibanco Holding’s risks; (vii) monitors the performance of the Itaú Unibanco Holding with respect to risk including monitoring risks relating to large accounts; and (viii) discusses and reviews limits of exposure to credit, market and operational risks.

In connection with the management of our assets, the committee: (i) discusses fiduciary activities and policies, as well as asset management activities and policies; (ii) reviews the liquidity and financing positions of the companies under the Itaú Unibanco Holding; (iii) discusses and monitors capital allocation and structure (economic, regulatory and rating); (iv) recommends limits for the allocation of capital considering risk-return and ensures compliance with regulatory requirements; and (v) reviews performance and allocation of capital in relation to levels of risk.

The board of directors appoints directors to the capital and risk management committee on an annual basis. However, key employees of Itaú Unibanco Holding and specialists in capital and risk management may be invited by the board of directors to be members of the committee.

The following members of our board of directors were appointed to our capital and risk management committee: Roberto Egydio Setubal, Gustavo Jorge Laboissière Loyola, Pedro Luiz Bodin de Moraes, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

Appointment and Corporate Governance Committee

Our appointment and corporate governance committee is responsible for certain corporate governance matters, such as the selection, appointment and assessment of members of our board of directors and CEO.

In connection with corporate matters, the committee: (i) analyses and opines on potential situations of conflicts of interest between the directors and companies that are part of the Itaú Unibanco Holding based on criteria established by the board of directors, in particular (a) situations arising from external activities undertaken by members of the board of directors or the board of officers in the statutory bodies of other companies which are not part of the Itaú Unibanco Holding, and (b) transactions between directors and companies which are part of the Itaú Unibanco Holding; (ii) proposes the division among the directors of the fixed aggregate compensation established by the annual shareholders meeting; (iii) recommends changes in the composition of the board of directors and its committees; and (iv) recommends changes to the structure of committees, including the creation and dissolution of committees.

In connection with selection and appointment of members of the board of directors and the CEO, the appointment and corporate governance committee: (i) identifies, analyses and proposes candidates for the board of directors to be presented at the annual shareholders meeting, and determines, if elected, whether the candidate will be deemed an internal (also an officer of the company), external (not an officer of the company) or independent (not elected by the controlling shareholder, among other independence requirements) director; (ii) periodically reviews criteria for defining independent, external and internal directors pursuant to best practice governance principles and applicable regulations, recommends to the board of directors any modifications that may be necessary and re-evaluates the standing of each director in the light of any new independence criteria that may be established; (iii) assesses the functioning of the board of directors; (iv) discusses and makes recommendations on the succession of the chairman of the board of directors; (v) discusses and makes recommendations on the succession of the CEO; and (vi) assists in the identification of directors qualified to fill vacancies on the board committees, including the appointment and corporate governance committee, and is specifically required to provide an opinion with respect to the independence and financial specialization of members of the audit committee.

With respect to the assessment of members of the board of directors and the CEO, the committee: (i) recommends processes for evaluating the board of directors, individual directors, the chairman of the board, the committees and the CEO; and (ii) provides support with respect to evaluation methodology and to the board of directors, individual directors, chairman of the board, committees and CEO.

The board of directors appoints directors to the appointment and corporate governance committee on an annual basis. However, key employees of Itaú Unibanco Holding and specialists in human resources and corporate governance may be invited to be members of the committee.

The following members of the board of directors were appointed to the appointment and corporate governance committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Henri Penchas, Israel Vainboim and Fernando Roberto Moreira Salles.

Personnel Committee

Our personnel committee is responsible for overseeing recruiting, training and retaining talented employees. Accordingly, the committee: (i) proposes guidelines for recruitment, evaluation and career development policies of the companies which are part of Itaú Unibanco Holding, ensuring the preparation of successors for all key positions; (ii) discusses, monitors and advises the board of officers on the career of key personnel within Itaú Unibanco Holding (varying from 100 to 150 persons) identified not necessarily according to hierarchical function; (iii) monitors the performance of key employees of Itaú Unibanco Holding, evaluating their results in comparison with established targets; (iv) monitors the results of the trainee program, including recruitment during the year, development of the trainees from previous years and an overall analysis of the program; (v) tracks the evaluation system used by the board of officers to evaluate Itaú Unibanco Holding’s employees and analyses compliance with the established guidelines; (vi) assists in the establishment of mentoring guidelines; (vii) advises on skills necessary for Itaú Unibanco Holding to achieve its medium term goals while complying with ethical and moral principles; (viii) reviews the profiles of the principal employees to be hired, recommending their engagement to the CEO and, if hiring an officer, to the board of directors; (ix) recommends general recruitment policies; (x) tracks what companies in the same sector are seeking in regard to their key employees; (xi) advises on the engagement of consultants and specialists for assisting in the hiring process; (xii) monitors the number of employees per business unit compared with established targets; (xiii) discusses the culture and training needs; (xiv) tracks policies with respect to courses and training programs for training personnel; and (xv) assists in the definition of continuing education programs.

The board of directors appoints directors to the personnel committee on an annual basis. However, key employees of Itaú Unibanco Holding and specialists in the human resources division may be invited to be members of the committee.

The following members of our board of directors were appointed to our personnel committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

Compensation Committee

On February 17, 2011, our board of directors created a committee specifically responsible for the compensation of key executives of the Itaú Unibanco Group, or the compensation committee.

Our compensation committee’s principal functions are (i) approval of the granting of stock options of Itaú Unibanco Holding, as well as approval of institutional decisions within the scope of stock option plans sponsored by Itaú Unibanco Holding; (ii) discussion and analysis of the existing compensation models of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA (including the treasury unit); (iii) proposal of a compensation package for the CEO of Itaú Unibanco Holding for approval by the board of directors; and (iv) evaluation and approval of the compensation packages proposed by the CEO for the executive vice presidents and executive officers of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA, including the fixed and variable compensation components, benefits and long-term incentive compensation.

In addition, the compensation committee shall (i) evaluate the impact of CMN Resolution No. 3,921 and any other rules regarding to compensation in effect in countries where our subsidiaries operate, and (ii) propose measures in order to ensure our compliance with such rules. CMN Resolution No. 3,921 establishes guidelines and requirements for the compensation of a financial institution’s executives, which is required to be composed of both variable and fixed amounts, and a portion of which must be deferred. Further, such rule requires the establishment of a statutory committee with respect to compensation. See “Item 4B Business Overview – Regulation and Supervision.”

The following members of our board of directors were appointed to our compensation committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes.

Committees of the Board of Officers

Disclosure and Trading Committee

Our disclosure and trading committee’s main responsibility is to manage our trading and disclosure policies. It covers a range of internal actions in order to improve the flow of information and oversee the ethical conduct of the management and employees in order to: (i) ensure the transparency, quality, equality and accuracy of the information rendered to shareholders, investors, press, government authorities and other capital market entities; (ii) address and implement the criteria established by us so that Itaú Unibanco Holding’s management, shareholders, controllers and employees, as well as third parties that have a relationship with us, may comply with ethical and legal standards in the trading of our securities; (iii) evaluate the guidelines and procedures under our trading policy and guidelines for disclosure of an act or material fact and for maintaining confidentiality of certain information established by our disclosure policy, as well as the prior analysis of the content of announcements to the press; (iv) monitor and regulate compliance by management and other employees of Itaú Unibanco Holding to our policies, and (v) investigate cases of breach of our policies, notifying any infractions to the board of directors.

Our disclosure and trading committee is comprised of our principal investor relations officer and from two to ten persons elected annually among the members of the board of directors, board of officers or controlled companies and specialists in capital markets.

6D.	Employees

General

The following table sets forth the number of our employees as of December 31, 2010, 2009 and 2008:

	December 31,
	2010	2009	2008
Employees (on a consolidated basis)	108,040	101,640	108,027
Brazil	102,316	96,240	102,649
Abroad	5,724	5,400	5,378
Argentina	1,514	1,376	1,394
Chile	2,043	2,012	1,989
Uruguay	1,071	983	1,001
Paraguay	517	461	448
Europa	212	345	344
Others	367	223	202

Employees from each of our  operations segments as of December 31, 2010, 2009 and 2008 are presented in the following  table:

	December 31,
	2010	2009	2008
Commercial Banking	93,430	89,360	92,838
Itaú BBA	2,387	2,310	1,094
Consumer Credit	12,133	9,888	13,886
Corporate and Treasury	90	82	209
Total	108,040	101,640	108,027

The number of our employees increased by 6.0% from December 31, 2009 to December 31, 2010.

Our employees are represented by one of the 203 labor unions in Brazil, which consist of banking labor unions in various localities in which we operate.

Since 1986, the banking industry in Brazil has been the target of strikes organized by labor unions, usually during wage negotiations in the third quarter of each year. During a strike, part of the normal activities of our branches suffers from temporary disruptions. Despite the disruptions to our retail banking operations and, to a lesser extent, our corporate banking operations, we have not historically suffered significant losses due to strikes.

The FENABAN represents banking institutions as employers and negotiates with the two entities representing the employees, the National Federation of Financial Industry Workers (Confederação Nacional dos Trabalhadores do Ramo Financeiro — CONTRAF), and the National Federation of Credit Industry Workers (Confederação Nacional dos Trabalhadores nas Empresas de Crédito — CONTEC). They carry out annual wage negotiations to update salaries, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels.

We seek to maintain good relationships with our employees and with the labor unions, which represent them.

Itaú Unibanco Holding, through sponsored enterprises, offers its employees 19 pension plans that are administered by nine entities described below, eight of which are closed pensions funds and one of which is an open pension fund. The plans’ main objective is to provide a supplement to Brazilian federal social security benefits. Twelve of the plans are defined benefit plans, under which the calculation of the benefit amount on retirement is determined by a set formula. Three are defined contribution plans, under which contribution amounts are fixed and the benefit amount is proportional to investment returns over time and four are variable contribution plans under which contribution amounts vary by participant and the benefit amount also depends on investment returns over time. New employees can participate in a defined contribution plan managed by Itaú Vida e Previdência S.A.

The plans are administered by the following entities (closed pension funds):

•	Fundação Itaubanco manages the following plans: PAC, Itaubanco CD Plan, PBF, 002 plan, Itaulam defined benefit plan and variable contribution plan;

•	Funbep - Fundo de Pensão Multipatrocinado manages the following plans: Funbep I and Funbep II;

•	Prebeg - Caixa de Previdência dos Funcionários do BEG manages the PREBEG plan;

•	Fundação Bemgeprev manages the ACMV plan;

•	Itaubank Sociedade de Previdência Privada manages the Itaubank plan;

•	Itaú Fundo Multipatrocinado manages the following plans: Itaú defined benefit plan and Itaú defined contribution plan;

•	UBB PREV – Previdência Complementar manages the following plans: Unibanco pension plan, basic plan and IJMS plan;

•	Fundação Banorte that manages the following plans: Plano I and Plano II;

Our pension plans are managed in accordance with our corporate governance principles, which aim to ensure that participants receive superior retirement benefits through plan management. As required by Brazilian regulatory agencies, actuarial valuations are made by the actuary responsible for each plan each year. During 2010, 2009 and 2008, we made contributions to the pension plans at levels required by actuarial standards. We made contributions to our pension plans of approximately R$39.7 million, R$51.3 million, and R$44.9 million in 2010, 2009 and 2008, respectively.

Training and Development

Personnel development is one of our main values, and we make an effort to train high performance teams engaged and motivated by sustainable development. For this reason we created the Itaú Unibanco Business School, which provides continuing education in three areas: business (knowledge management of different business areas), leadership (knowledge management for more senior employees for development of leadership) and corporate skills (knowledge management of general application, certification preparation programs and IT courses. The Itaú Unibanco Business School was created to further the unification of processes at the two banks prior to the Association by combining the best programs of each bank in Itaú Unibanco Holding. The continuing education of our teams and leaders promotes a high level of discussion on themes such as ethics, sustainability, and social and environmental responsibility.

In 2010, we launched the leadership academy, which has as its objectives to develop sustainability and innovation among our employees.

6E.	Share Ownership

Except for the stock indirectly owned by our controlling shareholders (owned through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially own less than 1.0% of the shares of our common stock and less than 1.0% of the shares of our preferred stock.

Stock Based Compensation Plans

We have been issuing stock options since 1995. We believe that the granting of stock options reinforces the commitment of management to our performance. Our stock option plan has been instituted with the purpose of integrating officers into our medium and long-term development. It includes the board of directors, senior employees of Itaú Unibanco Holding and senior employees and management members of its controlled companies as beneficiaries of the plan. We believe that this will allow them to benefit from additional value that their work created for the shares of Itaú Unibanco Holding. Our stock option plan is designed to retain the services of members of management and our board of directors and to obtain highly qualified employees.

Our stock option plan is governed by the compensation committee, whose members are appointed by our board of directors. The compensation committee periodically designates members of our management to whom stock options are granted in the quantities specified. Stock options may also be granted to the members of management of controlled companies or to senior employees of Itaú Unibanco Holding or such controlled companies. Our board of directors may modify the decisions of the compensation committee in their first meeting after the date the options are granted. If not modified, the options granted by the compensation committee are deemed to have been confirmed. The compensation committee may only grant options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian Corporate Law. The amount of options granted in any given year may not exceed 0.5% of our total shares at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to options granted in any one of seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance; however, they may only be exercised after a vesting period determined by the compensation committee and outside certain blackout periods. The vesting period varies, at the compensation committee’s discretion, from one to seven years from the date of issuance of the options. Blackout periods are time periods during which the CVM forbids management from trading shares of the company with which they are affiliated and therefore no options may be exercised.

The exercise price of an option is determined by the compensation committee at the time of the grant and can be restated up to the month prior to the exercise of the option. The rules applicable in determining the exercise price have been recently modified by the shareholders’ meeting held on April 25, 2011. According to the new rules, the compensation committee considers the average prices for our preferred shares on the days the BM&FBOVESPA is open for business during the last three months of the year preceding the year the stock option was granted. The plan also allows an adjustment of up to 20% more or less of this average price.

In addition, the plan establishes that the shares which the beneficiaries receive through the exercise of options may be subject to additional restrictions in accordance with resolutions adopted by the compensation committee such as minimum holding periods.

The plan provides for a mechanism for the granting of options to beneficiaries who are considered to have had outstanding performance and have potential according to the criteria established by the compensation committee and through the use of performance and leadership evaluation tools. The compensation committee may grant share-based compensation under the partners’ plan under which the beneficiary invests up to 20.0% of the portion of his or her bonus that is tied to profits and results in shares of Itaú Unibanco Holding. The beneficiaries to whom this share-based compensation is granted must keep ownership of the shares unaltered and with no encumbrances of any nature from the date the option is granted until the exercise of the option. This mechanism was expanded at the extraordinary shareholders’ meeting held on April 26, 2010 in order to (i) permit a portion or the full net amount of the bonus to be invested in shares and (ii) allow the compensation committee to impose additional conditions for vesting of the shares. The extraordinary shareholders’ meeting held on April 25, 2011 also amended the stock option plan to authorize the beneficiaries to acquire shares directly from Itaú Unibanco Holding’s treasury.

In 2009, Itaú Unibanco Holding assumed all the rights and obligations that Unibanco and Unibanco Holdings had under their respective stock option plans. After this assumption, the options held by the beneficiaries to acquire shares issued by Unibanco and Unibanco Holdings were exchanged for replacement options to acquire shares of Itaú Unibanco Holding, at the same exchange ratio used for the Association.

The extraordinary shareholders’ meeting held on April 25, 2011 also amended the rules for applicable in case of termination of the beneficiaries’ relationship with Itaú Unibanco Holding or its controlled companies. According to the new rules, a beneficiary will forfeit his or her stock options in case he or she resigns or is dismissed from Itaú Unibanco Holding or its controlled companies, except for the following: (i) in the case of a member of management, if termination occurs by virtue of such person having reached the age limit for holding their post; (ii) in the case of other employees, if termination occurs after such employee reaches the age of 55, (iii) if termination takes place simultaneously with the election of the employee to a management position within Itaú Unibanco Holding or its controlled companies, or the election of the member of management to another statutory position within Itaú Unibanco Holding or one of its controlled companies, or (iv) if the compensation committee determines that the options will not be forfeited upon resignation or dismissal of the employee or member of management.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

In accordance with our bylaws, our capital stock is divided into two classes of shares: common shares and preferred shares. Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. The preferred shares are non-voting.

The following table sets forth certain information as of May 31,  2011 with respect to:

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding common shares; and

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding preferred shares.

	Common shares		Preferred shares		Total
		%		%		%
Iupar - Itaú Unibanco Participações S.A.	1,167,536,102	51.00	0	0.00	1,167,536,102	25.54
Itaúsa - Investimentos Itaú S.A.	885,142,979	38.66	77.192	0.003	885,220,171	19.37
BlackRock	0	0.00	159,335,737	6.983	159,335,737	3.48
Others	236,605,192	10.34	2,090,921,925	91.641	2,327,527,117	50.92
Subtotal	2,289,284,273	100.00	2,250,334,854	98.628	4,539,619,127	99.31
Treasury stock (*)	2.202	0.00	31,314,890	1.372	31,317,092	0.69
TOTAL	2,289,286,475	100.00	2,281,649,744	100.00	4,570,936,219	100.00

(*) Not included Itaú Unibanco stock held by Itaubanco defined contribution plan in excess of the individual accounts of participants in the amount of 1,500,000 common shares.

Itaú Unibanco Holding is controlled by IUPAR, a holding company controlled by (i) Itaúsa, a holding company controlled by the Egydio de Souza Aranha family, which holds 50.0% of the common stock and 100.0% of the preferred stock of IUPAR and also directly holds 38.66% of our common stock and (ii) E. Johnston, a holding company controlled by the Moreira Salles family, which holds 50.0% of the common stock of IUPAR. Three of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal and Alfredo Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, Pedro Moreira Salles and Fernando Roberto Moreira Salles, are members of the Moreira Salles family.

On March 30, 2011, BlackRock, Inc. informed us, according to Article 12 of CVM Rule No. 358 that it owned preferred shares representing approximately 7% of the issued preferred shares of Itaú Unibanco Holding.  In addition, BlackRock, Inc. informed us that it holds our shares for investment purposes only.

The table below contains information regarding our American Depository Shares, or ADS, according to our internal share record as of June 10, 2011:

Number
of Shares
Common Shares	2,289,286,400
Preferred Shares	2,281,649,700
Preferred Shares Represented by ADS	921,940,734
Total	5,492,876,834

Shareholders’ Agreement

Itaúsa and E. Johnston

Itaúsa (which is controlled by the Egydio de Souza Aranha family) and E. Johnston (which is controlled by the Moreira Salles family) have a shareholders’ agreement that governs their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries. Its main provisions are described below.

Corporate Governance

The board of directors of IUPAR is composed of four members: two appointed by Itaúsa and two by E. Johnston, and its board of officers is composed of four officers: two appointed by Itaúsa and two by E. Johnston. The board of directors of Itaú Unibanco Holding is composed of up to 14 members, out of which six are jointly appointed by Itaúsa and E. Johnston.

Lock-up Period, Right of First Refusal and Tag-Along Rights

The shares issued by IUPAR may not be transferred by its shareholders to third parties until November 3, 2018. After this period, in case one of the parties decides to transfer shares of IUPAR, the other party may choose to (i) exercise its right of first refusal to acquire the shares, (ii) exercise its tag-along right, in the exact same terms and conditions, or (iii) waive both its rights of first refusal and tag-along. Itaúsa may freely transfer the shares issued by Itaú Unibanco Holding that are directly owned by it. In case the parties decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along right in order to include all or part of the shares issued by Itaú Unibanco Holding that are directly owned by Itaúsa.

Term

The shareholders’ agreement will be in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless otherwise terminated upon one year’s prior written notice by any of the shareholders.

Bank of America

On June 1, 2010, BAC, a shareholder of Itaú Unibanco Holding, offered, in the form of ADS (each ADS representing one preferred share issued by Itaú Unibanco Holding), all 188,424,758 preferred shares issued by Itaú Unibanco Holding and owned by BAC, corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco Holding and 4.16% of its outstanding total capital stock. In addition, on June 11, 2010, Itaúsa purchased all 56,476,299 common shares issued by Itaú Unibanco Holding and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco Holding and 1.2% of its outstanding total capital stock. As a result of such transactions, the previously existing shareholder agreement among Itaú Unibanco Holding, Itaúsa and BAC is no longer in effect and BAC no longer has the right to appoint one member of the board of directors of Itaú Unibanco Holding or, as a consequence, sell its Itaú Unibanco Holding shares in the event of a transfer of control (tag along).

7B.	Related Party Transactions

We engage in a number of transactions with related parties. The granting of credit to our officers, directors or affiliates is subject to restrictions under Brazilian law. Under Brazilian law, financial institutions may not grant loans, advances or guarantees to:

•	any individual, or the immediate family members of such individual, or entity that controls the financial institution or any entity under common control with the financial institution,

•
any officer, director or member of the fiscal council of the financial institution, or the immediate family members of such individual, or entity in which such individual directly or indirectly holds more than 10.0% of the capital stock,

•	any entity controlled by the financial institution,

•
any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock or which directly or indirectly holds more than 10.0% of the financial institution’s capital stock, or

•	companies in which our officers hold a management position.

As of the date of this annual report, we believe that we are in compliance with the restrictions under Brazilian law. Brazilian law does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions.  See “Item 4B. Business Overview - Regulation and Supervision.”

We conduct transactions with companies that are part of our consolidated group on an arm’s length basis, according to prices, terms and rates that follow market standards and practices.  We have eliminated the results of these transactions in our consolidated financial statements. These transactions are generally banking and interbanking transactions. The table below sets forth the details of these transactions eliminated for consolidation purposes, mainly with Itaú Unibanco S.A., Itaú BBA S.A., Banco Itaucard S.A., BFB Leasing S.A. – Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil:

(in millions of R$)
Balances	2010	2009	2008
Securities issued by consolidated entities and acquired by other consolidated entities	155,606	114,563	96,107
Loans to consolidated entities	19,499	2,394	4,389
Foreign currency purchases and sales to be settled between consolidated entities	22,634	32,925	4,987
Interest-bearing deposits and non-interest bearing deposits of consolidated entities at other consolidated entities	336,152	241,055	187,716
Securities purchased under resale agreements between consolidated entities	392,342	75,893	34,475
Interbank accounts of subsidiaries	44	105	15
Borrowings and on-lendings between consolidated entities	22,166	8,989	10,431
Derivative financial instruments - Liabilities	8,348	4,104	9,747
Dividends	7,053	4,702	2,524
Negotiation and intermediation of securities	155	33	183
Receivables/Payables between consolidated entities	376	9,095	96
Deferred income	40	24	16
Interest on federal funds sold and securities purchased under resale agreements	30,533	26,158	22,680
Interest on securities sold under repurchase agreements between consolidated entities	18,847	20,472	30,385
Interest expense	(40,401)	(34,595)	(31,507)
Other income and expense between consolidated entities	(907)	(34,761)	(13,541)

The table below sets forth the operations between Itaú Unibanco Holding and its consolidated subsidiaries with entities that follow the equity method. The transactions between Itaú Unibanco Holding and its consolidated subsidiaries and the equity investees are mainly banking transactions carried out at the terms summarized below.

	2010	2009	2008
ASSETS
Cash and due from banks
Tecnologia Bancária S.A.	422	-	-
Interbank Investments
Porto Seguro S.A.	33	-	-
Dividends receivable
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	15	-
Porto Seguro S.A.	45	-	-
Receivables from related companies
Porto Seguro S.A.	87	-	-
LIABILITIES
Non-interest bearing deposits
Itaú Unibanco Seguros Corporativos S.A.	-	(54)	(129)
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	(43)	-
Tecnologia Bancária S.A.	-	(3)	-
Porto Seguro S.A.	(2)	-	-
Time deposits
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	(16)
CNF - Adinistradora de Consórcios Nacional Ltda (*)	-	(57)
Securities sold under repurchase agreements
Olimpia Promoção e Serviços S.A.	(19)	(26)	(28)
	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
RESULT
Funding expenses
Olimpia Promoção e Serviços S.A.	(2)	-	-
Porto Seguro S.A.	(16)	-	-
Third-party service expenses
Olimpia Promoção e Serviços S.A.	(2)	-	-
Other operating income
Porto Seguro S.A.	29	-	-
Fee and commission income
Porto Seguro S.A.	61	-	-
(*) Itaú Unibanco Holding sold its equity interest in these companies to third parties on January 28, 2010.

The table below presents balances and transactions between Itaú Unibanco Holding and others entities of the Itaúsa group.

(in millions of R$, except percentages)
	2010	2009	2008
LIABILITIES
Demand deposits
ITH Zux Cayman Company Ltd.	-	(41)	(55)
Duratex S.A.	(6)	(18)	(32)
Interest-bearing deposits
Elekeiroz S.A.	(31)	(11)	(38)
Annual interest (%)	100.50% of CDI	100.00% of CDI	101.50% of CDI
Elekeiroz S.A.	-	-	(21)
Annual interest (%)	-	-	101.50% of CDI
Itaúsa Empreendimentos S.A.	-	(31)	(28)
Annual interest (%)	-	101.10% of CDI	102.30% of CDI
Itaúsa Empreendimentos S.A.	-	(17)	(16)
Annual interest (%)	-	100.80% of CDI	102.00% of CDI
Duratex S.A.	(41)	-	(39)
Annual interest (%)	100.00% of CDI	-	102.37% of CDI
Itautec S.A.	(8)	-	-
Juros anuais (%)	100.32% of CDI	-	-
Securities purchased under resale agreements
Itaúsa Empreendimentos S.A.	(52)	(48)	-
Duratex S.A.	(8)	-	-
Itautec S.A.	(18)	-	-
Itaú Gestão de Ativos S.A.	(1)	(1)	-
Trade notes payable
Itautec S.A. (1)	-	(10)	(7)
Itaúsa - Investimentos Itaú S.A.	-	(73)	-
Other liabilities - payable due to transactions with credit cards
Redecard S.A. (2)	-	-	(4,564)
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Fee and comission income
Itaúsa Investimentos S.A.	1	2	-
Itaúsa Empreendimentos S.A.	2	-	-
Duratex S.A.	2	-	-
Rent expenses
Itaúsa Investimentos S.A.	(1)	(1)	-
Equipment and software purchase
Itautec S.A. (1)	(296)	(396)	(324)
Other operating income (expenses)
Itaúsa Investimentos S.A.	72	-	-
Non-operating income
Duratex S.A.	2	-	-
Itautec S.A.	2	-	-
(1) Maintenance and services related to electronic equipment and software.
(2) Consolidated as of March 2009, at the time of the acquisition of control, as described in Note 3.2.b to our consolidated financial statements.

The transactions in the table above generally consist of:

• Deposits, which are funds received as deposits from other entities;
• Amounts receivable from and payable to related parties, which arise from custody fees and risk management fees;
• Banking service fees, which arise from affiliate portfolio management fees, custody fees and investment management fees;
• Rent expenses, which consist of rent for space used by not-for profit entities; and
• Data processing expenses, which consist of expenses for processing services, including expert technical assistance and maintenance of equipment, provided by Itautec S.A.

Itaú Unibanco Holding has made regular donations to Fundação Itaú Social, a charitable foundation whose objectives are:

•
to create the “Programa Itaú Social,” aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the areas of education and health;

•	to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social,” and

•	to act as a supplier of ancillary services to companies of the group.

Itaú Unibanco Holding is the founding partner and sponsor of the Instituto Itaú Cultural – IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The table below shows the donations to Instituto Itaú Cultural and services rendered by other entities such as:

•
Fundação Itaubanco, Funbep — Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB PREV — Previdência Complementar, and Fundação Manoel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by Itaú Unibanco Holding and its subsidiaries; and

•	Instituto Itaú Cultural, Instituto Unibanco de Cinema and Associação Clube “A,” not-for-profit entities sponsored by Itaú Unibanco Holding and its subsidiaries.

(in millions of R$)
	2010	2009	2008
Donations by Itaú Unibanco Holding to
Instituto Itaú Cultural	(44)	(39)	(36)
Instituto Unibanco de Cinema	-	(10)	-
Associação Clube "A"	-	(1)	-
Receivables from (payable to) related companies
Fundação BEMGEPREV	(13)	-	-
UBB Prev Previdência Complementar	(17)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(79)	-	-
Other	1	-	-
Rent expenses
Fundação Itaubanco	(15)	(24)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado	(8)	(6)	-
Other	(1)	-	-
Service fees and commission income
Fundação Itaubanco	10	9	6
FUNBEP - Fundo de Pensão Multipatrocinado	3	2	-
UBB Prev Previdência Complementar	3	3	-
Other	2	2	-

In addition to the aforementioned transactions, Itaú Unibanco and non-consolidated entities are parties to an agreement for apportionment of common costs, pursuant to which such subsidiaries pay Itaú Unibanco for certain shared structures provided by Itaú Unibanco. In connection with such agreement, the non-consolidated entities paid Itaú Unibanco R$16.6 million, R$8.9 million and R$6.8 million in 2010, 2009 and 2008, respectively.

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

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2010, our provisions for such contingencies were R$14,736 million, of which R$7,751 million are related to tax contingencies, R$3,990 million are related to labor contingencies and R$2,995 million are related to civil contingencies. See Note 30 to our consolidated financial statements. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results or liquidity. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian government implemented several consecutive monetary stabilization plans to combat hyper-inflation. In order to implement these plans, the Brazilian government enacted several laws based on its power to regulate the monetary and financial systems as granted by the Brazilian federal constitution.

Holders of savings accounts during the periods when the monetary stabilization plans were implemented have challenged the constitutionality of the laws that implemented those plans, claiming from the banks where they held their savings accounts additional amounts of interest based on the inflation rates applied to savings accounts under the monetary stabilization plans.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans. We record provisions for such claims upon receipt of summons to present a defense based on statistical criteria. Each provision may be adjusted based on the balance in the savings account statements of each plaintiff during the relevant periods.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. Holders of savings accounts may collect any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court (Supremo Tribunal Federal) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the monetary stabilization plans as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of monetary stabilization plans as applicable to time deposits and other private agreements the Federal Supreme Court has decided that the laws were in accordance with the federal constitution. Due to this contradiction, the Confederação Nacional do Sistema Financeiro – CONSIF filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165 – ADPF, 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

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

As of December 31, 2010, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$2,995 million.

Tax Litigation

We have certain tax disputes that arise from our ordinary business activities, mainly relating to the constitutionality or legality of certain taxes imposed on us. Contingent liabilities arising from tax disputes are computed according to the principal amount of taxes in dispute, subject to tax assessment notices, plus interest and, if applicable, penalties and other administrative charges.

As of December, 31, 2010, our total amount of provisions related to taxes was R$7,751 million. See Note 30 to our consolidated financial statements, for details regarding the changes in the provisions and respective escrow deposits for tax and social security lawsuits.

The main types of tax disputes for which we have recognized provisions are as follows:

•	PIS and COFINS: we claim those taxes should be levied on the revenue arising from sales of goods and services, instead of the total gross revenue;

•	CSLL: we claim that this tax should be levied at the regular rate of 9.0%, instead of the increased CSLL rate for financial and insurance companies of 15.0%, which we believe unconstitutional;

•
IRPJ and CSLL: we claim that the these taxes should be applied on profits earned abroad and argue the non-applicability of Normative Instruction of Federal Revenue Services (SRF) No. 213-02 to the extent it exceeds the legal text; and

•
PIS: we claim that the effectiveness of Constitutional Amendments No. 10 and 17 should not apply retroactively to tax periods prior to its effectiveness, during which the tax provisions of preceding Supplementary Law No. 07 should apply.

No provision is recognized in relation to tax litigation where either the probability of loss is possible or cannot be reasonably estimated. The total actual estimated risk in such litigation is R$2,625 million, which reflects the amount under dispute where a loss is possible. The main types of such tax disputes are detailed below:

•	PIS and COFINS: we claim certain tax credits that we have offset against other tax liabilities, which have not been recognized by tax authorities.

•
ISS: we defend that certain banking transactions do not generate service fees or income, but rather only interest and commissions, and that certain revenues are not listed under the law, and are therefore not subject to the ISS tax.

•	INSS: we defend and claim that non-wage benefits, such as profit sharing, transportation voucher and flat bonus, are not subject social security taxes.

•	PIS and COFINS: we discuss the adequate accounting and tax treatment for amounts received due to onerous usufruct constitution.

In addition, we participated in the Program for Cash or Installment Payment of Federal Taxes established by Law No. 11,941 of May 27, 2009, which allowed litigating taxpayers who agreed to discontinue the litigation to pay only the principal amount under dispute without penalties and interest applicable to such amounts. Under this program, we paid part of the disputed amounts in our litigation regarding PIS and COFINS based on total gross revenue as set forth by paragraph 1 of Article 3 of Law No. 9,718 of November 27, 1998, and recognized them under Legal Tax Liability.  See Note 30 to our consolidated financial statements.

Labor Litigation

Labor unions and former employees file lawsuits against us seeking compensation for alleged violations of their labor contract or related statutory rights. As of December 31, 2010, there were approximately 46,000 labor claims filed against us. Individual labor lawsuits against us are primarily related to overtime pay and salary parity. Collective labor lawsuits against us are primarily related to maintenance of healthcare plans, security rules, strikes and salary differences resulting from monetary stabilization plans implemented by the Brazilian  government. We are also defendants in labor lawsuits filed by the Public Labor Prosecutor Office related to union classification, outsourcing, occupational disease, health and safety, determination of working days, and compliance with minimum share of disabled personnel. For the fiscal year ended December 31, 2010, we paid approximately R$591 million in settlements with former employees and judgments imposed by the labor courts.

Dividend Policy and Dividends

General

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profit of the corporation (adjusted net profit, as per Article 202 of the Brazilian Corporate Law), comprising normal dividends and interest on stockholders’ equity, that must be distributed to the shareholders as described below. Under our bylaws, we are required to distribute to our shareholders in respect to each fiscal year an amount equal to not less than 25.0% of our adjusted net profit, or the mandatory dividend.  Under Brazilian Corporate Law, the mandatory dividend may be paid in the form of normal dividends or in the form of interest on stockholders’ equity. Our board of directors may also declare the payment of interim dividends from retained earnings and profit reserves.  Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year.  In addition under our bylaws, each share is entitled to a priority minimum annual dividend of R$0.022, which amount is netted our of our mandatory dividend.

The principal difference between dividends and interest on stockholders’ equity is their tax treatment.  For tax purposes, interest on stockholders’ equity is limited to the daily average of the Brazilian long-term interest rate, TJLP, as determined by the Central Bank, over the taxable year, and cannot not exceed the greater of (i) 50.0% of adjusted net profit for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%, or 25% if the shareholder is a resident or domiciled in a tax haven jurisdiction.  The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution.  See “Item 4B. Business Overview – Regulation and Supervision – Taxation on Financial Transactions – Corporate Income Tax and Social Contribution on Profits – Taxation of Profit Distribution.”

Under Brazilian Corporate Law, a company is allowed to suspend payment of the mandatory dividend in respect of common shares and preferred shares if management reports to shareholders at a meeting that the distribution would be incompatible with the financial circumstances of the company and the shareholders ratify this decision at a meeting. In this case, the fiscal council must prepare and issue an opinion about the report of management and management must provide an explanation to the CVM within five days of the shareholders’ meeting, justifying the decision. The distributable amount that was not distributed will be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, should be paid as dividends as soon as the company’s financial situation permits.

See also “Item 10B.  Memorandum and Articles of Association.”

Payment of Dividends

We are required to hold an annual shareholders’ meeting by no later than April 30 of each year at which an annual dividend may be declared or ratified. Additionally, interim dividends may be declared by our board of directors. According to Brazilian Corporate Law, the payment of dividends must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment. Shareholders who do not reside in Brazil must generally register with the Central Bank to have dividends and interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.

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

Dividend Policy

We currently pay dividends and interest on stockholders’ equity equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that our board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares. We currently intend to pay a fixed amount of dividends monthly, which is equal to R$ 0.012 per share. At the end of a fiscal year, we intend to pay any difference between this monthly dividend and our minimum annual divided of R$0.022 per share.

The record date in Brazil for the monthly payment for our preferred shares is the last business day of each month; and in the United States the record date for the monthly payment for our ADSs is three business days after the Brazilian record date. The payment of the dividend for our preferred shares is the first business day of the following month.

On February 9, 2011, our disclosure and trading committee approved, a formal policy regarding dividends and interest on stockholders’ equity, as described above.

History of Dividend Payments

The following table sets forth the dividends and interest on stockholders’ equity paid to or declared for holders of our common shares and preferred shares since 2008.

	Dividend
Year	Amount (In millions of R$)	Per Share (R$)

2010	3,186	0.70
2009	3,977	0.92
2008	3,800	1.16

We also paid our shareholders a dividend of R$0.012 per share, net of taxes in Brazil, on February 1, 2011.

8B.	Significant Changes

We are not aware of any significant changes bearing on the financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9  THE OFFER AND LISTING

9A.	Offer and Listing Details

Our preferred shares trade on the NYSE, under the symbol “ITUB” in the form ADSs. We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have since that time complied with NYSE requirements, as well as and those of the SEC, which include disclosure of financial statements in U.S. GAAP and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.  Each ADS represents one preferred share. The ADSs are evidenced by of American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time.

We are a publicly held company with shares traded on the market since our founding in 1943. In 1944 we registered with the BM&FBOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BM&FBOVESPA under the symbol “ITUB4” for the preferred shares without par value and “ITUB3” for the common shares without par value.

As of December 31, 2010, there were an aggregate of 2,281,649,744 preferred shares issued, including 26,566,015 held as treasury shares, and 2,289,286,475 common shares issued, including 1,502,202 held as treasury shares. As of December 31, 2010, 3,057,054 common shares and 1,355,232,485 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 0.13% and 60.1%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS came to represent one preferred share without par value. As of December 31, 2010, there were approximately 876.4 million ADSs outstanding, representing approximately 38.4% of the preferred shares.  All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon. As of December 31, 2010, there were 154 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits (Certificados de Depósitos Argentinos), or CEDEARs, on the Argentine Stock Exchange (Bolsa de Comércio de Buenos Aires), or BCBA.  Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2010, there were approximately 5,141,400 CEDEARs outstanding.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA, in reais and U.S. dollars at the selling rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information takes into account retroactively the effect of certain bonus shares and stock split. See “Item 3A. Selected Financial Data - US GAAP Selected Financial Data.”

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2006	28.18	18.56	13.45	8.12
2007	37.45	24.55	21.22	11.48
2008	38.09	15.37	23.07	6.65
2009	40.63	18.47	23.44	7.63
2010	43.72	31.03	25.90	16.50

2009
1st quarter	27.53	18.47	12.58	7.63
2nd quarter	30.36	22.93	15.54	10.01
3rd quarter	36.21	26.73	20.36	13.38
4th quarter	40.63	33.00	23.44	18.91

2010
1st quarter	40.49	33.81	23.49	18.03
2nd quarter	40.27	31.03	22.91	16.50
3rd quarter	40.47	32.51	23.89	18.06
4th quarter	43.72	37.66	25.90	22.05

Share prices for the most recent six months are as follows:

December 2010	40.59	37.66	23.88	22.05
January 2011	40.65	35.50	24.32	21.17
February 2011	38.39	34.17	23.04	20.37
March 2011	38.90	34.55	23.88	20.75
April 2011	39.47	35.91	24.45	22.57
May 2011	37.38	34.00	23.74	20.81
June 2011 (through June 15)	36.20	34.58	22.99	21.70

Source: Economática System

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2006	13.25	8.07
2007	21.37	11.47
2008	23.53	6.09
2009	23.95	7.55
2010	26.30	16.33

2009
1st quarter	12.69	7.55
2nd quarter	15.52	9.95
3rd quarter	20.50	13.32
4th quarter	23.95	18.80

2010
1st quarter	23.79	17.86
2nd quarter	22.97	16.33
3rd quarter	24.18	17.93
4th quarter	26.30	22.47

Share prices for the most recent six months are as follows:

November 2010	26.30	22.71
December 2010	24.26	22.47
January 2011	24.77	21.20
February 2011	23.32	20.61
March 2011	24.12	20.98
April 2011	24.72	22.89
May 2011	24.03	20.93
June (through June 15)	23.20	21.82

Source: Economática System

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Trading on the Brazilian Stock Exchanges

In 2000, the stock exchanges in Brazil executed a memorandum of understanding, and from that date on all securities are traded only on the BM&F and the São Paulo Stock Exchange, or BOVESPA, which have merged and now operate as the BM&FBOVESPA as discussed below, with the exception of electronically traded public debt securities and privatization auctions, which continued to be traded on the Rio de Janeiro Stock Exchange.

The principal trading market for our preferred shares and common shares is the BM&FBOVESPA.  Settlement of transactions is effected three business days after the trade date.  Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms.  The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date.

The BM&FBOVESPA is the largest stock trading center in Latin America.

Throughout its history, the BM&FBOVESPA has undergone changes in order to streamline its structure.  On August 28, 2007, a corporate restructuring process resulted in the merger of BM&F and BOVESPA. The group underwent another restructuring process in November 28, 2008, as a result of which the holding company of the group, BOVESPA incorporated the wholly-owned subsidiaries, the Bovespa – Bolsa de Valores de São Paulo (BVSP), which was responsible for the operations of the stock exchange and the organized over-the-counter markets and the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia), which provided settlement, clearing and depository services.

These corporate restructurings have consolidated the demutualization process, thereby causing the access to trading and other services rendered by the stock exchange to be unpegged from the stock ownership.  In the former operating format of the BM&FBOVESPA, only the brokers that were members of the stock exchange were allowed to trade.

The BM&FBOVESPA has four daily open outcry trading sessions in Electronic Trading System: Pre-Opening Fixing, to input orders for the calculation of the theoretical opening price; Continuous Trading Session, for all securities traded on all markets; Closing Call, for all the stocks traded on the cash market comprising the portfolio of the BOVESPA Index and options series with higher liquidity.; and After Market Trading Session for cancellation of bids and asks registered during the regular trading session.

In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, as compared to the index registered in the previous trading session.

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 2,689. CMN. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearing house. Such financial institutions and clearing houses must be duly authorized to act as such by the Central Bank and the CVM. In addition, CMN Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under CMN Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10E. Taxation - Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 2,689.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the CMN, and the Central Bank. The Central Bank, among other powers, has licensing authority over brokerage firms and regulatory authority over foreign investment and foreign exchange transactions.

Under Brazilian Corporate Law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on the BM&FBOVESPA or in the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

Trading in securities on the BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

Brazilian securities laws, the Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, as well as protection of minority shareholders.  On January 3, 2002, the CVM issued Rule No. 358 which amended the rules applicable to the disclosure of material facts, which became effective on April 18, 2002.  In accordance with this regulation, we established internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information.  See ““—Corporate Governance Practices” below. The CVM has also issued several rules regarding disclosure requirements, namely, Rules No. 361 and No. 400 for the regulation of public offerings, Rule No. 380 for the regulation of Internet offerings, Rule No. 381 for the regulation of independent auditors., Rule No. 480 for the regulation of registry of security issuers admitted to negotiation in regulated markets in Brazil, and Rule No. 481 for the regulation of information and public request of proxy for shareholders meeting. Rule No. 480 also requires that publicly traded companies file a reference form (Formulário de Referência) which is a regularly updated report containing certain information about the issuer as required by the form, to which supplementary information regarding notes or  securities being offered are added at the time of each new public offering.

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado aimed at fostering a secondary market for securities issued by Brazilian companies listed on the BM&FBOVESPA by prompting such companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.  These listing segments increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading (free-float), (b) adopt offering procedures that favor widespread ownership of shares when making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions by controlling shareholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of agreements entered into with related parties, and (f) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares and 80% of the price paid per share of the controlling block of preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any conversion of the company into another corporate form, (ii) merger, consolidation or spin-off of the company, (iii) approval of transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) changes to the aforementioned voting rights, (d) have a board of directors comprised of at least five members at least 20% of whom are independent members as determined by the rules of Level 2, with a maximum two year term, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) hold a tender offer by the company’s controlling shareholder if it elects to delist from the Level 2 segment (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

Our goal is to create value for our shareholders.  We believe that one of the ways of reaching this goal is to maintain good corporate governance practices, as a long-term continuous process, designed to ensure sustained growth of the company.  For many years we have been following principles relating to disclosure, minority shareholders’ rights and transparency as part of our corporate governance initiatives. For example, we have been registered as a public company with the BM&FBOVESPA and have had our shares traded on the market since our founding in 1944. In February 2002, we listed our Level 2 ADRs on the NYSE and have therefore complied with NYSE requirements, as well as those of the SEC, which include disclosure of financial statements in U.S. GAAP and fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

Public meetings are one of the most important channels of communication and are highly appreciated by investors, analysts and shareholders. The opportunity to interact with members of our senior management and discuss strategies and profitability can be a decisive factor when making an investment decision. The BM&FBOVESPA requires companies listed on the Levels 1 and 2 of Differentiated Corporate Governance Practices to hold at least one meeting with investors every year.  We have been holding public meetings at the regional offices of the Association of Capital Market Investment Analysts and Professionals (APIMEC) and making several presentations in the United States and Europe since 1996.  When making these presentations, we have the opportunity to provide the financial community with details regarding our performance, strategies for adding value and perspectives for the future as well as other relevant issues. As a commitment to further strengthen our position in the Brazilian capital market, we have also made presentations at APIMEC’s regional offices in different cities covered by APIMEC since 2002.  In 2010, we made various presentations at APIMEC, roadshows in the United States, Europe and Asia,  teleconferences in Portuguese and teleconferences in English on quarterly reports and relevant facts among other presentations that were made in Brazil at seminars, conferences and congresses on a wide range of subjects related to our performance and the capital markets.

In November 2004, we became the first Brazilian company to voluntarily adopt treasury operational rules based on our review of best practices in the international markets and CVM Rule No. 10.  Our senior management believes these rules provide a number of benefits such as decrease in operational, financial and strategic risk, reduced risk of market concentration or improper price formation, reinforcement of the strategy of repurchasing securities aimed at preserving liquidity and value for shareholders and corporate governance best practices, improving transparency for transactions.

On June 8, 2006 we became the first non-U.S. bank listed on the NYSE to comply with all of the requirements set forth in Section 404 of the Sarbanes-Oxley Act, regarding internal controls over financial reporting, one year before the deadline established by the SEC.

We were the first company in Brazil to adopt Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas), or ABRASCA’s, Control and Disclosure of Relevant Information Guide in 2007.

In May 5, 2008, our board of directors accepted the proposal of our disclosure and trading committee to establish a corporate governance policy, consolidating our corporate governance principles and practices. Our corporate governance policy is included as Exhibit 11.2 to this Annual Report. The key principle upon which our policy rests is excellence in corporate governance with a view of strengthening and creating the best conditions for the development of our company and subsidiaries.  Since then, our Corporate Governance Policy has been amended to include the committees of the board of directors and their respective rules.

In line with best disclosure practices and international trends, we make available our financial statements prepared in accordance with IFRS and Brazilian GAAP.

For more information about the members of our board of directors, stock options plan, fiscal council, audit committee, and other committees of the board of directors and the board of officers, see “Item 6C. Board Practices.”

For more information on our corporate governance practices, including tag-along rights and our Code of Ethics, see “Item 10B. Memorandum and Articles of Association” and “Item 16B. Code of Ethics”.

Disclosure Requirements

Pursuant to the CVM Rule No. 358 of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in connection with trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•
establish the concept of a material fact that gives rise to reporting requirements.  Material facts include decisions made by controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•
specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that have any managing, financial, technological or administrative functions within or to the company, and any corporate restructuring undertaken among related companies;

•	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the fiscal committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish disclosure requirements in the acquisition and disposal of a material shareholding stake; and

•	forbid the use of insider information.

Pursuant to the CVM Rule No. 480 of December 7, 2009, the CVM expanded the quantity and improved the quality of information reported by issuers. This Rule represents a significant step forward in providing the market with greater transparency with respect to issuers. For that purpose, the Annual Information Report (IAN) was replaced by a reference form (Formulário de Referência), which comprised the information required by IAN and additional information required under CVM Rule 400 that was previously only subject to disclosure upon a public offering.  Such reference form (Formulário de Referência) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and the United States, among others), by means of which the information regarding a specific issuer is consolidated into one document and is subject to periodic updates. This mechanism offers the investor the ability to analyze one single document for relevant information about the issuer.

CVM Rule No. 480 also created two groups of issuers by type of securities traded. Group A issuers are authorized to trade in any securities, whereas Group B issuers cannot trade in stocks, depositary receipts (BDRs, Units) and securities convertible or exchangeable into stocks or depositary receipts. The greater extent of Group A authorization is followed by more stringent disclosure and reporting requirements. As an issuer of stock, we are part of Group A.

CVM has also enacted Rule No. 481 of December 17, 2009 to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights. CVM Rule No. 481 is intended to (i) improve the quality of information disclosure by publicly held companies to shareholders and to the market in general, favoring the use of Internet as a disclosure mechanism; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, specially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

Changes in the Brazilian Corporate Law

On October 31, 2001, Law No. 10,303, amending the Brazilian Corporate Law, was enacted.  The main goal of Law No. 10,303 is to broaden the rights of minority shareholders.  Law No. 10,303:

•
obligates our controlling shareholders to make a tender offer for our shares if it increases their interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

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

•
requires that the preferred shares have one of the following advantages in order to be listed and traded on a stock exchange:  (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control.  No withdrawal rights arise from such amendments made before December 31, 2002;

•
entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital, the right to appoint one member and an alternate to our board of directors.  If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Board members elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are chosen from a list of three names proposed by the controlling shareholder.  Any such members elected by the minority shareholders will have veto powers over the selection of our independent auditors;

•
requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of officers or fiscal council to file immediately with the CVM and the BM&FBOVESPA (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders’ meetings to the BM&FBOVESPA.

On July 13, 2007, the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010. We have published such financial statements prior to the date hereof.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Additionally, on May 27, 2009, Law No. 11,941 was enacted and, among other things, amended numerous provisions of the Brazilian Corporate Law and tax regulation, to further enable greater convergence between Brazilian GAAP and IFRS. The Law is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stocks, provisions, real state investments. Amendments provided additional criteria that the notes to the financial statements are required to follow. The financial statements of Brazilian listed companies as of and for the year ended December 31, 2010 were published according to new regulations.

Financial institutions additionally continue to follow regulations of Central Bank. CMN Resolution No. 3,786, as amended, establishes that financial institutions meeting certain criteria, such as Itaú Unibanco Holding, are required to present consolidated financial statements in accordance with IFRS (as translated into Portuguese by IBRACON) for the year ended December 31, 2010. However, unlike IFRS, the Central Bank does not require presentation of comparative data for prior years. Under Central Bank Circular No. 3,516, publication of financial statements as of and for the year ended December 31, 2010 based on IFRS is required within 120 days of the end of such period. Accordingly, Itaú Unibanco Holding is required to present its consolidated financial statements based on IFRS to comply with CMN Resolution No. 3,786 and has published such financial statements prior to the date hereof.

As a result of the issuance of Law No. 11,638, in a parallel process, CPC has issued approximately 40 standards with the objective of making Brazilian GAAP similar to IFRS as described above. In the case of Itaú Unibanco Holding, effectiveness of the standards issued by CPC depends on approval of the standards by the Central Bank.  Standards issued by the CPC but not approved by the Central Bank are not required to be applied by Itaú Unibanco Holding.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which has been filed with the SEC) and to the Brazilian Corporate Law.

Registration and Purpose

We are a publicly held corporation with our principal place of business in the city of São Paulo, Brazil, governed mainly by our bylaws and by the Brazilian Corporate Law. Our CNPJ is 60.872.504/0001-23 and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under No. 35300010230.

Our corporate purpose, as set forth in Article 2 of our bylaws, is to perform banking activity in all its authorized forms, including foreign exchange transactions.

Directors Powers

Pursuant to Brazilian Corporate Law, only shareholders of a company are entitled to serve as its directors. Brazilian Corporate Law does not establish a minimum number of shares that a director must own.

Pursuant to our bylaws the age limit for holding a position on our board of directors is 70 years old.

Our board of directors is responsible, among other things, for:

•	Establishing our general business policies,

•	Electing and removing the members of our board of officers and establishing their functions,

•	Appointing officers to comprise the boards of officers of certain controlled companies as specified,

•	Supervising our management and examining our corporate books,

•	Convening shareholders’ meetings,

•	Approving the annual report and management’s financial statements,

•	Approving budgets in connection with our results and investments and respective action plans,

•	Choosing and removing the external auditors,

•	Electing and removing the members of our audit committee and approving the operational rules that the audit committee may establish for its own functioning,

•	Determining the payment of interim dividends and interest on stockholders’ equity,

•	Making decisions regarding buy-back operations on a non-permanent basis,

•
Making decisions regarding the purchase and writing of put and call options supported by the shares issued by us for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to the specific legislation,

•	Making decisions regarding the committees to handle specific issues within the scope of our board of directors,

•
Approving investments and divestments (direct or indirect) of equity investments with a market value of more than 15% of the book value of our company as reported in the last audited balance sheet, and

•	Making decisions regarding any increase of capital within the authorized capital under our bylaws.

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one chairman and three vice-chairmen from among their peers. The annual shareholders’ meeting held on April 25, 2011 reelected the thirteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2012.

Our board of officers is responsible for our day-to-day management. It may be composed of a minimum of five and a maximum of 20 members. Our board of directors on  April 28, 2011 reelected the thirteen members of our current board of officers, which consists of the president, two executive vice presidents, five executive officers and five officers, who collectively comprise our board of officers, all for a term of one year, whose term ends at the board meeting following the 2012 annual shareholders’ meeting. Additionally, Mr. Eduardo Hiroyuk Miyaki and Mr. Rogério Paulo Calderón Peres were elected as officers for a term of one year.

Certain Provisions of Brazilian Law

Under Brazilian law, controlling shareholders, directors and officers may not receive loans,  advances or guarantees from financial institutions in which they are shareholders, directors and/or officers. In addition, financial institutions may not grant loans, advances or guarantees to their affiliates, controlling shareholders, officers, directors, members of the fiscal council, and their immediate family nor to companies in which these persons hold more than 10% of the capital stock or which they control, or companies in which our officers hold a management position. In addition, directors and officers may not take part in any corporate transaction or deliberate with respect to any corporate transaction in which they have a conflict of interest with the company of which they are a director or officer. Any director or officer who believes he may have a conflict must inform the company’s other officers and/or directors, as the case may be, of the nature and extent of his interest in the transaction.

Directors and Officers Compensation

Our bylaws authorize a profit sharing plan for our directors and officers, as well as a stock option plan for management and employees. Payment of compensation of our directors and officers is established annually by our annual shareholders’ meeting in the form of an annual amount specified for each one of these bodies. It is the responsibility of our board of directors to regulate the use and allocation of the amount set aside for compensation.

Since 2009, the personnel committee has been in charge of establishing compensation principles and practices, as well as stock options and overseeing recruiting, training and retaining talented employees. However, in view of the creation of the compensation committee by our board of directors at a meeting held on February 17, 2011, in response to CMN Resolution No. 3,921, some of the responsibilities of the personnel committee regarding the establishment of the main compensation polices and principles of the Itaú Unibanco Group were transferred to the compensation committee. On 26 May, 2011, the responsibility of overseeing our stock option plan was also transferred to the compensation committee.

As a result of these changes, the main functions of the compensation committee currently include: (i) approval of the granting of stock options of Itaú Unibanco Holding, as well as approval of institutional decisions within the scope of stock option plans sponsored by Itaú Unibanco Holding; (ii) discussion and analysis of the existing compensation models of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA (including the treasury unit); (iii) proposal of a compensation package for the CEO of  Itaú Unibanco Holding for approval by the board of directors; and (iv) evaluation and approval of the compensation packages proposed by the CEO for the executive vice presidents and executive officers of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA, including fixed and variable compensation components, benefits and long-term incentive compensation.

The impact of CMN Resolution No. 3,921, as well as other legislation relating to existing compensation practices in countries in which our subsidiaries operate, is being studied by the compensation committee.

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

Each preferred share is non-voting except under limited circumstances and entitles its holder to (a) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share, (b) priority in the receipt of a minimum annual dividend of R$0.022 for each preferred share, and (c) participation on equal conditions with the common shares in the receipt of the dividend established in Article 13 of our bylaws, after ensuring the common shares the dividend established in (b) above.

There are no redemption provisions associated with our common shares or our preferred shares.

In the event of a change of our control, the preferred shareholders are assured the right to sell their shares at a price of at least 80% of the price paid for the shares of the controlling block.

Capital Increases and Payment for Subscribed Stock

Our bylaws authorize our board of directors to increase our capital stock up to a limit of six billion shares, of which three billion must consist of common shares and three billion of preferred shares, without amending our bylaws. The issuance of our stock may be made without considering our shareholders preemptive rights if made for the sale on a stock exchange, by a public subscription and exchange for our stock or in a public offering for the acquisition of our control. Regardless of this provision, all increases in our capital stock must be ratified by our shareholders and the Central Bank.

Once a capital increase is duly approved, the shareholder must pay the amount corresponding to the subscribed stock in accordance with the terms of the subscription bulletin. If the shareholder fails to make such payment, the shareholder will be considered to be in default under the terms of the law.

Liquidation

Pursuant to Brazilian Corporate Law, when a company’s bylaws do not have a provision concerning liquidation, its shareholders at an annual shareholder’s meeting shall determine the manner in which liquidation shall be conducted. Shareholders shall also appoint a liquidator and a fiscal council, which shall be installed during the period of liquidation, when liquidation occurs under the following circumstances: (a) due to the expiration of the company’s length of life; (b) in cases set forth by the company’s bylaws; (c) by resolution of the annual shareholders’ meeting; (d) when a company’s stock is held by a single shareholder, except when the single shareholder is a Brazilian corporation, and a minimum of two shareholders is not reinstated by the following year; or (e) when a company’s authorization to operate is legally extinguished.

Before the completion of the liquidation process and after all creditors have been paid, our shareholders, at a shareholders’ meeting, may resolve to make a pro-rata distribution among them, as corporate assets are being calculated. The liquidator is responsible for, among other things, the winding up of the company’s businesses, sale of its assets, payment of liabilities and distribution of the remaining assets among shareholders.

Liability of Our Shareholders for Further Capital Calls

Brazilian Corporate Law does not provide for capital calls. If there is an increase in our capital stock, the ownership interest of our shareholders could be reduced if they elect not to exercise their preemptive rights to subscribe for stock in the capital stock increase.

Calculation of Distributable Amount

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net income” for that fiscal year derived from financial statements prepared in accordance with Brazilian GAAP. In accordance with Brazilian Corporate Law, an amount equal to our net income as further (i) reduced by amounts allocated to the legal reserve, (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to shareholders (the “adjusted net income,” herein referred to as the “distributable amount”) in any particular year.

Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued earnings and profit reserves.

Mandatory Dividend. Pursuant to our bylaws, at least 25% of the distributable amount must be allocated to the payment of a mandatory dividend on all of our shares of any type or class (as discussed below).   See “Item 8A.  Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends.”

Dividend Rights. Pursuant to Brazilian Corporate Law, a shareholder’s right to receive dividends expires within three years from the date the dividends are declared. If the amount is not claimed by the shareholder, the dividends will revert to our profit reserve.

Statutory Reserves. Under Brazilian Corporate Law, we may establish other reserves as long as we specify their purpose, the criteria for determining the annual portion of the net income to be allocated to these reserves and their maximum limit.

Based on conditions pursuant to Brazilian Corporate Law, we have established in our bylaws that, in accordance with a proposal by our board of directors, our shareholders may decide on the creation of the following reserves:

Dividend Equalization Reserve (which has been created by shareholders), limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining a payment flow to shareholders. This reserve will be allocated: (a) up to 50% of the fiscal year’s net income; (b) up to 100% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.

Reinforcement for Working Capital Reserve (which has been created by shareholders), limited to 30% of the value of our capital stock, for the purpose of guaranteeing resources for our operations, to be allocated up to 20% of the fiscal year’s net income.

Reserve for Capital Increase in Companies Held by Itaú Unibanco Holding (which has been created by shareholders), limited to 30% of the value of our capital stock, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, and to be allocated up to 50% of the fiscal year’s net earnings. Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% of our capital stock. The balance of these reserves together with the Legal Reserve may not exceed the value of our capital stock.

Contingency Reserve. Under Brazilian Corporate Law, a portion of our net income may also be allocated to a contingency reserve for an anticipated loss that our shareholders deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net income and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with Brazilian GAAP. On the other hand, our consolidated financial statements included in this annual report have been prepared in accordance with U.S.GAAP and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from our consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2010, 2009 and 2008.

Brazilian Corporate Law provides that all discretionary allocations of net income are subject to approval by our shareholders at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to shareholders. For tax purposes, interest on stockholders’ equity is limited to the daily average of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank, over the taxable year, and cannot exceed the greater of (i) 50.0% of adjusted net income for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%, or 25% if the shareholder is a resident or domiciled in a tax haven jurisdiction.  The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory distribution.  See “Item 4B. Business Overview – Regulation and Supervision – Taxation – Corporate Income Tax and Social Contribution on Profits – Taxation of Profit Distribution.”

Voting Rights

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred stock are not entitled to vote at our shareholders’ meetings, except under certain limited circumstances.

Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (but no longer than a period of three consecutive fiscal years) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made if those dividends are not cumulative or until those cumulative dividends are paid. Our bylaws establish a term of three fiscal years.

Any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of at least 50% of the voting shareholders with prior or future ratification of a majority of the preferred shares, voting as a class at a special meeting. This meeting, according to the Brazilian Corporate Law, would be called by publication of a notice three times, on different dates, in an official gazette and a newspaper of wide circulation in São Paulo, our principal place of business, with the first notice published at least 15 days prior to the meeting, but would not generally require any other form of notice. In addition to the requirements of Brazilian Corporate Law , we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as thought CVM, BM&FBOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

Brazilian Corporate Law provides for multiple voting rights. Despite our bylaws being silent on the matter, a shareholder representing at least one tenth of our voting capital may request multiple voting rights. Once multiple voting rights have been duly requested within 48 hours prior to the annual shareholders’ meeting, each share will be attributed as many votes as the number of directors and the shareholders right to accumulate votes for a single candidate or distribute them among various candidates will be recognized. Whenever the election of our board of directors is conducted through a multiple voting process and the holders of common or preferred stock elect a director, the shareholder or group of shareholders bound by a voting agreement holding more than 50% of our voting rights will be entitled to elect directors in a number equal to the number of directors elected by the other shareholders plus one, regardless of the number of directors that, pursuant to our bylaws, comprise the board. It is the responsibility of the presiding officials at a shareholders’ meeting to inform our shareholders in advance about the number of votes necessary for the election of each member of our board.

Our bylaws do not provide for staggered intervals. Therefore, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our shareholders, at an annual shareholders’ meeting will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Transfer of Control

Our bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in our control or that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution follow the specific procedures of, and be previously approved by, the Central Bank.

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

Shareholders’ Meeting

Under Brazilian Corporate Law, shareholders at a general meeting of shareholders may decide all matters relating to our business objectives and pass resolutions deemed necessary for the protection of our interests. Shareholders voting at a general meeting have the exclusive power, among others, to:

•	amend the bylaws,

•	appoint or dismiss members of the board of directors at any time,

•	appoint members of the fiscal council,

•
receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net income and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,

•	accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of capital stock, and

•	pass resolutions to reorganize our legal form, merge, consolidate or split, dissolve and liquidate, appoint and dismiss our liquidators and examine our accounts.

It is the responsibility of our board of directors to call a shareholders’ meeting. The first notice of the shareholders’ meeting must be published no later than 15 days before the date of the meeting on the first call.  Brazilian Corporate Law establishes that under specified circumstances, the meeting may also be convened by the fiscal council or any shareholder.

The notice of a shareholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, a description of the proposed change. In addition to the requirements of Brazilian Corporate Law , we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as through CVM, BM&FBOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

As a general rule, Brazilian Corporate Law provides that a quorum for a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock, on the first date the meeting is called for, and, if a quorum is not reached, any percentage of the company’s voting capital stock on a second date the meeting is called for.

Generally, our meetings are held with a quorum representing two thirds of our voting capital. In order to attend a shareholders’ meeting, a shareholder must present a document evidencing his identity and proof of deposit issued by the financial institution responsible for the bookkeeping of our stock.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be our shareholder, any of our officers, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Withdrawal Rights

Neither our common shares nor our preferred shares are redeemable except upon delisting, as described below. A dissenting shareholder under the Brazilian Corporate Law may, however, seek to withdraw, subject to certain conditions, following a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting stock:

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

•	to reduce the mandatory distribution of dividends,

•	to change our corporate purposes,

•	to transfer all of our stock to another company in order to make us a wholly -owned subsidiary of that company or vice versa (incorporação de ações),

•	to acquire another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law,

•	to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company,

•	to participate in a group of companies as defined under Brazilian Corporate Law, or

•
in the event that the entity resulting from (i) a transfer of all our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly held company, fails to become a Brazilian publicly held company within 120 days of the annual shareholders’ meeting in which such decision was taken.

The right to withdraw in the circumstances discussed in the first and second bullet points above only applies to the holders of the affected shares.

In accordance with Brazilian Corporate Law, the right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a stock redemption within ten days following the expiration of the 30-day term mentioned above if such redemption would jeopardize our financial stability. In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the BM&FBOVESPA  Index and if less than 50% of our shares is outstanding.

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

Preemptive Rights on Increase in Preferred Share Capital

Each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its holdings, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the capital increase is required for the exercise of the right, and the right is negotiable. However, our bylaws provide for the elimination of preemptive rights with respect to the issuance of new preferred shares up to the limit of the authorized share capital, provided that the distribution of those shares is effected through either of the following:

•	a stock exchange or in a public offering, or

•	an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

In the event of a capital increase which would maintain or increase the proportion of our capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of our capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.

Other Aspects of Brazilian Corporate Law

The following are also significant aspects of  Brazilian Corporate Law:

•	preferred shares representing 10% of the outstanding shares not held by the controlling shareholders are entitled to appoint a representative to our board of directors,

•
disputes among our shareholders as well as among our shareholders and us can be subject to arbitration, as provided for in the shareholders’ agreement with Itaúsa and E. Johnston (though not provided for in our bylaws),

•
a tender offer at a purchase price equal to the fair value of all outstanding stock is required upon a delisting or a substantial reduction in liquidity of our stock as a result of purchases by controlling shareholders,

•
a sale of control requires that shareholders tender for the minority shareholders’ common shares and, as provided for in our bylaws, for the minority shareholders’ preferred shares, at a purchase price equal to 80% of the price per share paid to the controlling shareholder,

•
shareholders are entitled to withdraw upon a spin-off only if it entails a change in the corporate purpose, a reduction in mandatory dividends or participation of the company in a “group of companies” (grupo de sociedades),

•
the controlling shareholders, the shareholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers are required to disclose any purchase or sale of our stock to the CVM and the BM&FBOVESPA,

•	we are permitted to satisfy our information disclosure requirements through the Internet, and

•
direct or indirect controlling shareholders and shareholders that appoint members to our board of directors or fiscal council, as well as any natural person or corporate entity, or group of persons, acting jointly or representing the same interests, that reach a participation, directly or indirectly, corresponding to 5% or more of type or class of stock representative of the capital of a listed company, must notify the company and, as well as when such participation increases by 5% for the type or class of shares representative of the company’s capital stock. In cases when an acquisition results in or was effected for the purpose of altering the  control or the management structure of the corporation, as well as in cases in which the acquisition creates an obligation to conduct a public offering, the acquirer must further publish a notice in the press containing the required legal information about the transaction. The investor relations officer is responsible for informing the CVM, and as the case may be, the BM&FBOVESPA or organized over-the-counter markets.

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

Limitations on Rights to Own Securities

Except as described above, there are no limitations under Brazilian law on the rights of non-residents or foreign shareholders to own non-voting preferred shares of Brazilian financial institutions, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights due to future circumstances that may grant voting rights to such shareholders. Our bylaws reflect the nonexistence of such limitations in connection with our preferred shares.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under the CMN Resolution No. 2,689 and obtains registration with the CVM or by the depositary representing that holder, is eligible for registration with the Central Bank. In addition to the repatriation of the principal amount invested, such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, equivalent to the amount so distributed in reais in favor of those preferred shares. The registered capital for each preferred share purchased in Brazil, and deposited with the depositary, will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding that withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

American Depositary Receipts - ADR

The Bank of New York, as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS represents one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Itaú Unibanco, as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights. Brazilian law governs shareholder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

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

This summary contains a description of the main Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change and to differing interpretations (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. Holder (as defined below) of our preferred shares or ADSs.

Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition by holders of our preferred shares (who are registered with the Central Bank as U.S. dollar investors) or of ADSs, both not domiciled in Brazil for purposes of Brazilian taxation, or Non-Resident Holders.

Non-Resident Holders Resident in Tax Havens

In accordance with Brazilian law, as regulated by Article 1 of Normative Instruction No. 1,037 of June 4, 2010, a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 20% or below or (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax havens has been published per such Normative Instruction.  Non-Resident Holders resident in tax havens may be subject to tax in Brazil at higher rates than Non-Resident Holders not resident in tax havens, as described below.

Registration of Our Preferred Shares

Our preferred shares may be registered with the Brazilian Central Bank pursuant to CMN Resolution No. 2,689/00.  CMN Resolution No. 2,689/00 allows foreign investors to invest in almost all financial assets and to enter into almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled, such as appointing a representative in Brazil and registering with the Securities and Exchange Commission - CVM. The amount eligible for registration with respect to our preferred shares purchased in Brazil and deposited with the depositary shall be equal to the purchase price of such preferred shares (in U.S. Dollars).  According to CMN Resolution No. 2,689/00, foreign investors include individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside Brazil. See “Item 10D. Exchange Controls” for more information.

A Non-Resident Holder of our preferred shares may encounter delays in registration, which may delay any remittances abroad. Such delays may also adversely affect the amount of U.S. Dollars received by such Non-Resident Holder.

Taxation of Dividends

Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil. Payment of dividends derived from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the year when the profits were generated.

Taxation of Interest on Stockholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make payments of interest on stockholders’ equity instead of dividend distributions (See “Item 4B. Business Overview — Regulation and Supervision — Taxation” and “Item 10B. Additional Information — Memorandum and Articles of Association —  Interest on Stockholders’ Equity”). Payment of interest on stockholders’ equity is subject to withholding income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven.

Taxation of Gains

(a) Sales or other dispositions of ADSs

Gains realized outside Brazil by a Non-Resident Holder from the sale or other disposition of ADSs to another Non-Resident Holder are not subject to Brazilian taxation. However, according to Law No. 10,833/03, the disposition of assets located in Brazil by a Non-Resident Holder may be subject to tax in Brazil.  Although Law No. 10,833/03 is not completely clear with respect to what is considered to be an asset located in Brazil, ADSs generally should not be considered to be assets located in Brazil for purposes of such Law because they represent securities issued and negotiated in an offshore exchange market. It is important to note, however, that even if ADSs were considered to be assets located in Brazil, Non-Resident Holders not resident in tax havens may still apply for exemption from capital gains tax according to Article 81 of Law No. 8,981/95.

 (b) Conversion of our preferred shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such Non-Resident Holder is resident in a tax haven or if such preferred shares were not registered with the Brazilian Central Bank according to CMN Resolution No. 2,689/00. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered with the Brazilian Central Bank and the average price of such preferred shares, according to CMN Resolution 1.927/93,   may be considered taxable capital gain, and may be subject to income tax at a general rate of 15%. Non-Resident Holders that are resident or domiciled in tax havens may be subject to 25% capital gain tax on the sale or transfer of shares out of the financial markets upon such a conversion.

On the other hand, when Non-Resident Holders that are not resident or domiciled in tax havens deposit preferred shares registered according to Resolution No. 2,689/00 in exchange for ADSs, such deposit should not be subject to capital gain tax.

(c) Sale or other disposition of our preferred shares

Non-Resident Holders not resident or domiciled in tax havens that register their portfolio according to CMN Resolution No. 2,689/00 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to Resolution No. 2,689/00 or made out of Brazilian stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax havens, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally 15%. If such Non-Resident Holders sell shares out of the financial markets, the income taxation rate shall raise to 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation.  The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the Non-Resident Holder and the market in which such rights are sold. If the Non-Resident Holder is not resident or domiciled in a tax haven, the sale of preemptive rights is exempt from tax if made within the Brazilian stock exchange markets or is subject to 15% income tax if made beyond stock exchange market. If the Non-Resident Holder is resident or domiciled in a tax haven, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights are sold beyond such markets.

 Tax on Foreign Exchange on Financial Transactions

Pursuant to Decree No. 6,306/07, and further amendments, tax on foreign transactions, or IOF/FX, may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF/FX rates are set by the Brazilian executive branch, and the highest applicable rate is 25.0% (See “Item 4B. Business Overview — Regulation and Supervision — Taxation”).

The rate of IOF/FX imposed on foreign exchange transactions carried out by a Non-Resident Holder for the purpose of investing in the financial and capital markets may vary from time to time as defined by the Brazilian government and the rates may be different based on the type of investment. The inflow of foreign funds for the purchase of shares under CMN Resolution No. 2,689/00 is subject to 2% IOF/FX tax. IOF/FX rate is zero in the outflow of foreign investment and the payment of interest on stockholders’ equity and dividends.

The acquisition of ADSs is not subject to IOF tax. The IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs by a Non-Resident Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad  when the receiver is resident or domiciled in these states of Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Resident Holders of our preferred shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.  This discussion does not address all of the tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special rules under U.S. federal income tax laws, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the United States, U.S. Holders who hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders who mark their securities to market for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of our stock or U.S. Holders that receive our preferred shares or ADSs as compensation.  In addition, this discussion does not address the effect of any state, local or non-U.S. tax laws or any U.S. federal estate, gift or alternative minimum tax considerations.

This discussion is based on the Code, the Treasury Regulations promulgated thereunder and administrative and judicial pronouncements, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.  This discussion also assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares or ADSs, the U.S. federal income tax considerations relating to such investment generally will depend in part upon the status and activities of such entity and its partners.  Such an entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of such preferred shares or ADSs.

INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Considerations” below.

Treatment of ADSs

A U.S. Holder of ADSs generally will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our preferred shares held by the depositary that are represented and evidenced by such ADSs.  Accordingly, any deposit or withdrawal of our preferred shares in exchange for ADSs generally will not result in the realisation of gain or loss to such U.S. Holder for U.S. federal income tax purposes.

Distributions

A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “—Brazilian Tax Considerations - Interest on Stockholders’ Equity,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations.  A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs.  We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes.  As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The U.S. dollar value of any distribution on our preferred shares made in Brazilian reais generally should be calculated by reference to the exchange rate between the U.S. dollar and the Brazilian real in effect on the date of receipt of such distribution by the U.S. Holder (or the depositary, in the case of ADSs), regardless of whether the reais so received are in fact converted into U.S. dollars.  If the reais so received are converted into U.S. dollars on the date of receipt, the U.S. Holder of the relevant preferred shares or ADSs generally should not recognise foreign currency gain or loss on such conversion.  If the reais so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) through taxable years beginning on or before December 31, 2012 in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met.  Since the ADSs will be listed on the NYSE, unless we are treated as a PFIC with respect to a U.S. Holder, dividends received by such a U.S. Holder in respect of the ADSs should qualify for the reduced rate.  Based on existing guidance, it is not entirely clear whether dividends received by such a U.S. Holder of our preferred shares in respect of such shares will qualify for the reduced rate, because our preferred shares are not themselves listed on a United States exchange.  Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends.   Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Sale, Exchange or Other Disposition of Preferred Shares or ADSs

Upon a sale, exchange or other disposition of our preferred shares or ADSs, a U.S. Holder generally will recognise gain or loss equal to the difference between the amount realised on such sale, exchange or other disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs.  Such gain or loss generally will be long-term capital gain or loss if such U.S. Holder held such preferred shares or ADSs for more than one year at the time of disposition.  Certain non-corporate U.S. Holders are entitled to preferential treatment for net long-term capital gains.  The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

A U.S. Holder that receives Brazilian reais from the sale, exchange or other disposition of our preferred shares generally will realise an amount equal to the U.S. dollar value of such reais on the settlement date of such sale, exchange or other disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our preferred shares are treated as being “traded on an established securities market” or (ii) such settlement date is also the date of such sale, exchange or other disposition.  If the reais so received are converted into U.S. dollars on the settlement date, such U.S. Holder generally should not recognise foreign currency gain or loss on such conversion.  If the reais so received are not converted into U.S. dollars on the settlement date, such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the settlement date.  Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving reais from the sale, exchange or other disposition of our preferred shares in cases not described in the first sentence of this paragraph.

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “—Brazilian Tax Considerations — Interest on Stockholders’ Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. Holder.  Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash.  Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorised for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.”  Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes.   Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes.  A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States.  Certain proposed Treasury regulations, if adopted in their current form, could affect the ability of U.S. Holders of ADSs to credit non-U.S. tax withheld on dividends against their U.S. federal income tax liability.  A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes.  Foreign currency exchange gain or loss generally will constitute income from sources within the United States.  The rules relating to foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC.  A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of certain subsidiaries, either:  at least 75% of its gross income is “passive income”, or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules.  The United States Internal Revenue Service (or “IRS”), has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, also known as the Active Bank Exception. The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the Active Bank Exception.  Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalised.

Based on estimates of our current and projected gross income and gross assets, we do not believe that we will be classified as a PFIC for our current or future taxable years.  The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including income and assets of entities in which we hold at least a 25% interest), and the nature of our activities (including our ability to qualify for the Active Bank Exception).

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

If we are treated as a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, any gain realised on a sale or other taxable disposition of such preferred shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the prior three-year period, or if shorter, the holding period for such preferred shares or ADSs) will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realised ratably over the U.S. Holder’s holding period for such preferred shares or ADSs, (ii) the amount deemed realised in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at such U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

We do not expect to provide information that would allow U.S. Holders to avoid the foregoing consequences by making a “qualified electing fund” election.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs, or Subsidiary PFICs, U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in any such Subsidiary PFIC.  If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, any such Subsidiary PFIC or (ii) such U.S. Holder disposes of all or part of our preferred shares or ADSs.

A U.S. holder of stock in a PFIC (but possibly not a Subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e., “regularly traded” on a “qualified exchange or other market”). Under applicable Treasury regulations, a “qualified exchange or other market” includes (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission or the national market system established under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in applicable Treasury regulations.  The NYSE constitutes a qualified exchange or other market.  Although the IRS has not addressed whether the BM&FBOVESPA meets the requirements to be treated as a qualified exchange or other market, we believe that the BM&FBOVESPA should be so treated.  PFIC stock traded on a qualified exchange or other market is regularly traded on such exchange or other market for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. Holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year.

The tax consequences that would apply if we were a PFIC would be different from those described above if a U.S. Holder validly makes a mark-to-market election as of the beginning of such U.S. Holder’s holding period.  If such an election were made, such U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of our preferred shares or ADSs as of the close of each taxable year and such U.S. Holder’s adjusted tax basis in such preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. Holder’s adjusted tax basis in such preferred shares or ADSs over the fair market value of such preferred shares or ADSs at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election.  Any gain from a sale, exchange or other disposition of our preferred shares or ADSs in a taxable year in which we were a PFIC  would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.  A U.S. Holder’s adjusted tax basis in such preferred shares or ADSs would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime.  Even if a U.S. Holder is eligible to make a mark-to-market election with respect to our preferred shares or ADSs, however, it is not clear whether or how such election would apply with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock might not be marketable stock.  The mark-to-market election is made with respect to marketable stock in a PFIC on a stockholder-by-stockholder basis and, once made, can only be revoked with the consent of the IRS.  Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. Holder owns any equity interest in us while we are a PFIC.

A U.S. Holder who owns our preferred shares or ADSs during any taxable year that we are treated as a PFIC generally would be required to file an information return with respect to us and any Subsidiary PFIC in which the U.S. Holder holds a direct or indirect interest.  U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements generally apply to certain U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of our preferred shares or ADSs.  A U.S. Holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing a properly executed IRS Form W-9.  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds U.S.$50,000.  “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our preferred shares or ADSs if they are not held in an account maintained with a U.S. financial institution.  Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply.  U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Disclosure Requirements for Certain U.S. Holders Recognising Significant Losses

A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) U.S.$10 million or more in a taxable year or U.S.$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) U.S.$2 million or more in a taxable year or U.S.$4 million or more in any combination of taxable years for all other taxpayers, or (iii) U.S.$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be subject to certain disclosure requirements for “reportable transactions.”  U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

We are subject to the informational requirements for foreign private issuers of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access those materials, including this annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at http://www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100 - São Paulo - SP - 04344-902 – Brazil.

10I.	Subsidiary Information

Not required.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Derivative Instruments Qualifying for Hedge Accounting

During 2009 and 2008, in connection with our cash flow hedge strategy, we designed certain exchange-traded future contracts, or DI Futures, as hedging instruments of variable-rate subordinated certificates of deposit.

The hedging strategy aims to protect against changes in the interest cash flows for certain variable-interest rate subordinated certificates of deposit, attributable to changes in the interbank interest rate (Certificado de Depósito Interbancário), or CDI. The hedge strategy results in fixing the cash flows associated with the variability of the CDI rate. In order to hedge the variability in the cash flows of interest payments, we use DI Futures traded on the BM&FBOVESPA. Under the DI Futures contracts, a net payment is made or received for the difference between an amount computed as the notional amount multiplied by the CDI rate and the notional amount multiplied by a fixed rate.

The carrying amount as of December 31, 2010 of such variable-rate certificates of deposits was R$14 million and the notional amount of the related DI Futures was R$11 million. The hedge certificates of deposits and related DI Futures have maturities in 2012.

Considering the insignificant notional amount of these derivatives and the insignificant carrying amount of hedged items in relation to our overall market risk, our disclosure about market risk corresponds to our overall market risk comprising the instruments designated in a hedge relationship for accounting purposes aforementioned and all other instruments.

Market Risk

Market risk management is the process through which we monitor and manage the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the value of assets, our liabilities and off-balance sheet positions. Its main goals are: to manage market risk exposure and to optimize the risk/return ratio, by using advanced management models and tools.

Our market risk management covers all financial instruments in the portfolios of the companies owned by Itaú Unibanco Holding and the relevant processes and related controls.

Risk Identification

Our treasury transactions are classified according to the following criteria:

•
Trading portfolio (trading book): consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading or to hedge other positions in the trading book and are not subject to limitations on their marketability. Transactions included in the trading book are those intended for resale to profit from price volatilities or for arbitrage. The trading book is managed by the flow book trading desk and the proprietary trading desk.

•
Non-trading portfolio (banking book or structural gap): consists of all transactions not included in the trading book. It consists of structural operations and their hedges, as well as proactive transactions for non-trading portfolio management.

We monitor our trading book through the use of VaR models, stress simulation, or VaR Stress, scenarios, maximum loss limits, or Stop Loss,  and maximum loss alerts which alert that the Stop Loss may be reached under stress scenarios, or Alert Stop Loss. We manage our banking book through the use of VaR models, VaR Stress scenarios and profit and loss simulations under stress scenarios. These models, scenarios, limits and alerts are discussed below.

Risk Measures

We conduct our analysis of market risk based on market risk factors. A risk factor refers to a measure of market impact which causes changes potential loss in future earnings.

Risk analyses are conducted for each risk factor, estimating potential losses using VaR models based on the statistical behaviour of risk factors at a confidence level of 99.0%. The main technique employed for the quantification of risk is the measurement based on market parameters of the potential reduction (or increase) in the fair value of assets (or liabilities) associated with a change in market risk factors. The risk analysis process quantifies the exposure and risk appetite using risk limits based on market risk factors, VaR (at 99.0% confidence level), VaR Stress simulations and unrealized return, or RAR.

•	VaR is a statistical measure that provides the maximum potential economic loss expected in normal market conditions, based on a time horizon and at a certain confidence level;

•
VaR Stress is a scenario simulation technique for the evaluation of the performance of assets and liabilities of a portfolio assuming several financial factors under extreme market conditions (based on historical or hypothetical scenarios);

•	Stop Loss is a maximum loss amount measured based on the materiality standards for our financial statements that a single trader, a group of traders or a trading desk can reach;

•	Alert Stop Loss is the effective loss added to the maximum loss amount under optimistic and pessimistic scenarios;

•
RaR is an evaluation of the difference between asset values reflecting the interest rate and market conditions under a normal scenario and a stress scenario, in each case adjusted for accounting asymmetries.

In addition, we also utilise sensitivity measures that include a gap analysis, which is a cash flow analysis by risk factor and by maturity date, and a sensitivity analysis, which measures the sensitivity of the portfolio based on a one basis point change of the annual rate of a risk factor’s interest curve.

Limits Framework

Market risk limits are structured according to guidelines provided by the Superior Risk Policies Committee, by assessing forecasted balance sheet results and the net worth and risk profile of each portfolio based on of measures used for risk management, and these limits are approved by the Superior Institutional Treasury Committee:

•
Maximum limits are set by our Superior Institutional Treasury Committee, while daily monitoring is the responsibility of each business unit’s risk control division. Monitoring and reporting to our Superior Institutional Treasury Committee is the responsibility of the Risks Control and Finance Division, our corporate risk division. Maximum limits are established in order to manage levels of exposure to market risk, and they are applied to the trading and banking books; and

•
Internal limits are set by local risk management committees for specified investment strategies for individual trading and non-trading portfolios and are monitored on a daily basis by each business unit’s risk control division. Internal limits must fall within the maximum limits in order to keep risk exposure at compatible levels with the business unit’s capacity to generate earnings and absorb losses following specific internal strategies within individual trading and non-trading portfolios.

These limits are reported by each business unit’s risk control division that carries out daily risk management and provides information periodically to our corporate risk division. Our corporate risk division monitors the scope, precision and quality of our controls. Our macroeconomic scenario assessment committee establishes the basic macroeconomic variables for stress scenarios and these macroeconomic variables in turn are used to help determine our principal financial variables. The risk control cycle is concluded with a consolidated risk report to the Superior Institutional Treasury Committee, which is responsible for monitoring all strategies and exposures and understanding and managing market risk on a consolidated corporate level.

Domestic Operations

The main market risk factors that we analyse in the domestic operations risk control process are:

•	Fixed interest rate;

•	Referential rates, primarily the reference interest rate (Taxa Referencial), or TR;

•	Dollar-linked interest rate;

•	Foreign exchange rate;

•	Equity;

•	Brazilian inflation index-linked rates, including the General Market Price Index (Índice Geral de Preços — Mercado) and IPCA;

•	Sovereign risk;

•	Commodities; and

•	Diversification effect, which is the reduction of risk due to the diversification of risk through the combination of several risk factors.

Material foreign exchange rate exposure disclosed under “foreign exchange rate” in the VaR tables represents the approximate aggregate potential loss from changes in foreign currency exchange rates measured under VaR.

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

In 2010, the average VaR of structural gap, which includes commercial transactions and related financial instruments, decreased significantly as compared the last year due to the continued stability in the Brazilian financial markets and our conservative management of the composition of the structural gap portfolio. In 2010, our average VaR of structural gap was R$80.3 million, or 0.13% of our consolidated stockholders’ equity as of December 31, 2010, compared to R$137.6 million in 2009, or 0.27% of our consolidated stockholders’ equity, as of December 31, 2009.

VaR of Structural Gap 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)

Risk Factor
Fixed interest rate(*)	53.9	58.4	28.7	79.1
TR	31.7	33.3	20.5	55.9
Dollar linked interest rate	11.4	6.2	2.7	11.4
Foreign exchange rate(*) — U.S. dollar	0.3	3.0	0.0	23.2
Equity	4.2	4.7	2.9	12.5
Brazilian inflation index linked interest rate	9.0	10.4	3.8	22.1
Others	0.0	0.8	0.0	17.8
Diversification effect	(33.7)	—	—	—

Total	76.6	80.3	54.5	108.0

VaR of Structural Gap 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)

Risk Factor
Fixed interest rate(*)	49.3	126.7	46.8	252.6
TR	12.4	15.9	6.9	30.5
Dollar linked interest rate	7.2	14.3	2.7	58.6
Foreign exchange rate(*) — U.S. dollar	4.2	2.2	0.0	18.4
Equity	3.3	4.9	0.4	11.7
Brazilian inflation index linked interest rate	16.8	8.6	2.4	21.1

VaR of Structural Gap 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)

Others	0.0	0.7	0.0	8.2
Diversification effect	(37.4)	—	—	—

Total	55.7	137.6	53.4	251.7
_

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

VaR of Flow Book Trading Desk

We present the VaR for the operations of our flow book trading desk in the following tables. Our flow book trading desk trades in the domestic and foreign market, specifically to hedge risk from transactions with clients. The VaR of these operations is sensitive to market conditions and the expectations of portfolio managers, and may result in significant day-to-day changes. However, the liquidity of the markets for these trading instruments and our active management of the flow book trading desk portfolio allow the reversal of positions within a short period, which reduces market exposure in cases of economic instability. We monitor the flow book trading desk by using VaR Stress scenarios and VaR. In 2010, the main positions that contributed to our flow book trading desk risk exposure as measured by VaR and VaR Stress were related to fixed interest rate, Brazilian inflation indexes and variable income securities (equity).

In 2010, the average VaR Stress of the flow book trading desk was R$151.8 million, or 0.25% of our consolidated stockholders’ equity as of December 31, 2010, compared to R$117.7 million in 2009, or 0.23% of our consolidated stockholders’ equity, as of December 31, 2009.

VaR Stress of Flow Book Trading Desk 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Trading Desk
Total	(104.1)	(151.8)	(60.2)	(296.5)

VaR Stress of Flow Book Trading Desk 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Trading Desk
Total	(121.5)	(117.7)	(49.1)	(437.7)

In 2010, our average VaR of the flow book trading desk was R$9.5 million, or 0.02% of our consolidated stockholders’ equity, as of December 31, 2010, compared to R$6.6 million, or 0.01% of our consolidated stockholders’ equity, as of December 31, 2009.

VaR of Flow Book Trading Desk 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	9.8	4.6	0.3	11.8
Dollar linked interest rate	1.4	1.3	0.0	3.3
Foreign exchange rate(*) — U.S. dollar	4.7	1.7	0.0	11.7
Equity	6.7	6.1	0.0	28.0
Sovereign risk	0.5	1.5	0.2	4.5
Brazilian inflation index linked interest rate	3.8	3.9	0.0	8.2
Foreign interest rate	3.0	2.5	0.0	8.3
Commodities	1.1	1.4	0.2	3.8
Others foreign exchange rate risk	0.5	1.1	0.0	7.1

VaR of Flow Book Trading Desk 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Other	2.9	2.4	0.1	13.3
Diversification effect	(23.8)	—	—	—

Total	10.5	9.5	1.0	30.3

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

VaR of Flow Book Trading Desk 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	2.9	2.6	0.4	7.6
Dollar linked interest rate	6.7	1.0	0.4	2.1
Foreign exchange rate(*) — U.S. dollar	0.7	1.5	0.1	6.5
Equity	1.2	4.3	0.8	13.8
Sovereign risk	0.7	1.8	0.0	5.6
Brazilian inflation index linked interest rate	0.9	1.1	0.0	1.6
Foreign interest rate	1.4	1.7	0.5	4.3
Commodities	0.1	0.4	0.0	2.2
Others foreign exchange rate risk	0.0	0.0	0.0	0.0
Other	0.3	1.0	0.0	3.4
Diversification effect	(6.2)	—	—	—

Total	2.7	6.6	0.4	14.4

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

VaR of Proprietary Trading Desk

Our proprietary trading desk takes proprietary positions in order to optimise our risk adjusted return on capital. In 2010, our treasury continued to play its role as a pricing source for commercial operations and taking advantage of arbitrage opportunities.

Our management of market risk was an important tool in efficiently handling the changes in economic scenarios and in continuing to carry out diversified and sophisticated transactions. Investor optimism with respect to a global economic recovery characterised the market’s behaviour over the latter half 2010. The uptick in equity markets in late 2010 offset some of the losses experienced in the first half of 2010. The foreign exchange market was characterized by the continuing appreciation of the real against the U.S. dollar.

Despite this more volatile environment the VaR assumed by our proprietary trading desk did not change significantly in 2010 compared to 2009. In 2010, the average VaR of the proprietary trading desk was R$46.3 million, or 0.08% of our consolidated stockholders’ equity as of December 31, 2010, compared to R$45.3 million in 2009, or 0.09% of our consolidated stockholders’ equity, as of December 31, 2009.

VaR of Proprietary Trading Desk 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	19.2	18.1	2.2	39.6
Dollar linked interest rate	4.0	9.4	1.8	34.8
Foreign exchange rate(*) – U.S. dollar	4.9	14.2	0.8	36.7
Equity	6.6	10.0	0.0	26.8
Sovereign risk	0.8	0.3	0.1	2.9
Brazilian inflation index linked interest rate	9.4	7.6	1.2	18.6
Foreign interest rate	5.4	3.8	0.4	11.4
Commodities	17.4	9.4	2.0	37.9
Others foreign exchange rate risk	5.9	9.7	1.6	20.1
Other	2.6	3.6	0.0	12.4
Diversification effect	(23.7)	—	—	—

Total	52.5	46.3	19.8	74.8

_

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

VaR of Proprietary Trading Desk 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	25.9	33.7	4.3	107.6
Dollar linked interest rate	5.1	3.6	0.5	11.3
Foreign exchange rate(*) – U.S. dollar	10.3	15.0	0.1	40.8
Equity	5.7	5.6	1.4	17.8
Sovereign risk	0.1	3.2	0.0	9.6
Brazilian inflation index linked interest rate	1.2	1.6	0.6	7.2
Foreign interest rate	1.5	4.1	0.8	11.5
Commodities	3.0	0.9	0.0	4.1
Others foreign exchange rate risk	4.1	3.0	0.2	30.9
Other	3.6	2.7	0.5	10.2
Diversification effect	(20.7)	—	—	—

Total	39.7	45.3	16.5	108.2
_

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

International Operations

We maintain active positions with respect to our international operations. The main risk factors to which we are exposed are LIBOR and the market risk of corporate bonds and bonds issued by the Brazilian government. We carry out these transactions through Itaú Bank, located in the Cayman Islands, and our New York branch, whose VaR is presented below under “— VaR of Foreign Units.”

Banco Itaú Argentina’s  VaR is presented separately in the second set of tables below. In 2010, the average VaR of Banco Itaú Argentina was US$0.60 million, or 0.67% of Banco Itaú Argentina’s stockholders’ equity as of December 31, 2010, compared to US$1.68 million in 2009, or 1.69% of Banco Itaú Argentina’s stockholders’ equity, as of December 31, 2009.

Banco Itaú Chile and Banco Itaú Uruguay also have local risk management teams that, since 2008, monitor our exposure in banking (assets and liabilities management) and trading positions in those locations. Banco Itaú Chile and Banco Itaú Uruguay’s VaR are also presented in the tables below. In 2010, the average VaR of Banco Itaú Chile was US$3.07 million, or 0.36% of Banco Itaú Chile’s stockholders’ equity as of December 31, 2010, compared to US$0.71 million in 2009, or 0.10% of Banco Itaú Chile’s stockholders’ equity, as of December 31, 2009. In 2010, the average VaR of Banco Itaú Uruguay was US$0.23 million, or 0.13% of Banco Itaú Uruguay’s stockholders’ equity as of December 31, 2010, compared to US$0.32 million in 2009, or 0.20% of Banco Itaú Uruguay’s stockholders’ equity, as of December 31, 2009.

Since the fourth quarter of 2010, we integrated Banco Itaú Paraguay risk market control with Itaú Unibanco Holding. In this period, the average VaR of Banco Itaú Paraguay was US$0.33 million, or 0.17% of Banco Itaú Paraguay’s stockholders’ equity as of December 31, 2010.

The last set of tables presents Banco Itaú BBA International’s VaR. The results show VaR amounts much smaller than structural gap VaR, reflecting the relatively low exposure level of our international operations when compared to Brazil. In 2010, the average VaR of Banco Itaú BBA International was US$0.80 million, or 0.09% of Banco Itaú BBA International’s stockholders’ equity as of December 31, 2010, compared to US$1.57 million in 2009, or 0.16% of Banco Itaú BBA International’s stockholders’ equity, as of December 31, 2009.

VaR of Foreign Units 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Sovereign and private bonds	2.5	3.8	0.0	8.3
LIBOR	7.7	2.7	0.6	7.7
Diversification effect	(1.6)	—	—	—

Total	8.6	4.8	1.3	9.2

VaR of Foreign Units 2009

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Sovereign and private bonds	1.3	8.1	1.4	10.9
LIBOR	1.2	3.4	1.0	7.7
Diversification effect	(0.6)	—	—	—

Total	2.0	6.4	1.7	9.5

VaR of Banco Itaú Argentina 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Inflation index linked interest rate	0.00	0.00	0.00	0.02
LIBOR	0.32	0.22	0.08	0.45
Interest rate local currency	1.1	0.64	0.20	1.50
Badlar(*)	0.08	0.11	0.06	0.19
Foreign exchange rates — Euros	0.20	0.06	0.00	0.36
Diversification effect	(0.73)	—	—	—

Total	0.97	0.60	0.27	1.40

(*)	Badlar is the average rate offered by commercial banks based on a survey by the Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

VaR of Banco Itaú Argentina 2009

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Inflation index linked interest rate	0.00	0.02	0.00	0.16
LIBOR	0.44	0.20	0.08	0.84
Interest rate local currency	0.76	1.93	0.71	4.50
Badlar(*)	0.10	0.14	0.06	0.29
Foreign exchange rates — Euros	0.03	0.04	0.00	0.39
Diversification effect	(0.52)	—	—	—

Total	0.82	1.68	0.68	3.91
_

(*)	Badlar is the average rate offered by commercial banks based on a survey by the Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

VaR of Banco Itaú Chile 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Chilean peso	0.63	0.87	0.38	2.82
Inflation index linked interest rate	2.07	2.93	1.27	4.88
Dollar linked interest rate	0.16	0.43	0.15	0.97
Diversification effect	(0.89)	—	—	—

Total	1.97	3.07	1.57	5.66

VaR of Banco Itaú Chile 2009

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Chilean peso + inflation index linked interest rate	0.28	0.52	0.16	0.10
Dollar linked interest rate	0.31	0.42	0.08	1.22
Diversification effect	(0.15)	—	—	—

Total	0.44	0.71	0.23	1.94

VaR of Banco Itaú Uruguay 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Foreign exchange rate — Uruguayan peso	0.01	0.05	0.01	0.15
Inflation index linked interest rate	0.09	0.11	0.05	0.19
Dollar linked interest rate	0.06	0.15	0.03	0.36
Other foreign exchange rate	0.09	0.11	0.00	0.24
Diversification effect	(0.11)	—	—	—

Total	0.14	0.23	0.12	0.45

VaR of Banco Itaú Uruguay 2009

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Foreign exchange rate — Uruguayan peso	0.07	0.06	0.03	0.30
Inflation index linked interest rate	0.14	0.15	0.05	0.45
Dollar linked interest rate	0.15	0.21	0.08	0.69
Other foreign exchange rate	0.07	0.11	0.00	0.41
Diversification effect	(0.23)	—	—	—

Total	0.20	0.32	0.14	0.65
VaR of Banco Itaú Paraguay 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
Foreign exchange rate — Paraguayan peso	0.45	0.30	0.05	0.98
Dollar linked interest rate	0.09	0.09	0.07	0.12
Other foreign exchange rate	0.13	0.09	0.03	0.20
Diversification effect	(0.15)	—	—	—

Total	0.51	0.33	0.13	0.98

VaR of Banco Itaú BBA International 2010

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
EURIBOR	0.21	0.27	0.01	0.74
LIBOR	0.25	0.40	0.10	1.14
Foreign exchange rate	0.11	0.18	0.06	0.80
Other	0.12	0.20	0.02	0.41
Diversification effect	(0.30)	—	—	—

Total	0.39	0.80	0.33	2.03

VaR of Banco Itaú BBA International 2009

	December 31	Average	Minimum	Maximum
	(In millions of US$)
Risk Factor
EURIBOR	0.22	0.33	0.05	1.20
LIBOR	0.51	0.63	0.18	1.94
Foreign exchange rate	0.33	0.71	0.07	1.60
Other	0.18	0.24	0.09	0.60
Diversification effect	(0.26)	—	—	—

Total	0.99	1.57	0.27	3.64

Global VaR

The global VaR shown in the following tables encompasses the consolidated VaR of Itaú Unibanco Holding’s domestic and international operations.

Itaú Unibanco Holding seeks to maintain a policy of operating within low limits relative to our capital base. We observed that the diversification of risk within our business units reduced significantly our global VaR. In 2010, our average global VaR was R$109.4 million, or 0.18% of our consolidated stockholders’ equity as of December 31, 2010, compared to R$160.8 million in 2009, or 0.32% of our consolidated stockholders’ equity, as of December 31, 2009.

Global VaR 2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	77.8	65.2	26.5	102.4
TR	28.4	33.1	18.2	57.5
Dollar linked interest rate	13.0	12.9	2.6	38.0
Foreign exchange rate(*) — U.S. dollar	9.7	12.5	0.6	34.6
Equity	14.4	15.1	5.1	27.7
Brazilian inflation index linked interest rate	18.6	17.1	6.4	30.0
Sovereign and private bonds	4.3	5.5	1.1	12.8
Foreign interest rate	15.1	6.4	1.5	16.7
Commodities	18.5	10.8	2.3	40.1
Other foreign exchange risk	5.7	8.5	0.4	23.4
Other	2.4	4.8	1.1	31.2
Banco Itaú Argentina	1.6	1.0	0.4	2.3
Banco Itaú Chile	3.3	5.1	2.6	9.4
Banco Itaú Uruguay	0.2	0.4	0.2	0.8
Banco Itaú BBA International	0.6	1.3	0.5	3.4
Banco Itaú Paraguay	0.9	0.6	0.2	1.6
Diversification effect	(82.8)	—	—	—

Total	131.9	109.4	61.6	181.8
_

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

Global VaR 2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	69.1	147.5	30.7	219.7
TR	11.7	16.0	8.8	23.4
Dollar linked interest rate	11.3	8.8	2.6	18.8
Foreign exchange rate(*) — U.S. dollar	13.7	21.7	1.2	35.1
Equity	7.4	15.1	6.2	31.5
Brazilian inflation index linked interest rate	16.2	14.1	10.2	21.0
Sovereign and private bonds	2.2	14.4	2.2	22.8
Foreign interest rate	1.8	8.6	1.7	20.5
Commodities	3.1	2.0	0.7	4.4
Other foreign exchange risk	3.7	3.2	0.1	6.8
Other	3.8	3.1	0.9	8.8
Banco Itaú Argentina	1.4	2.9	1.2	6.8
Banco Itaú Chile	0.8	1.2	0.4	3.4
Banco Itaú Uruguay	0.3	0.6	0.3	1.1
Banco Itaú BBA International	1.7	2.7	0.5	6.3
Diversification effect	(62.9)	—	—	—

Total	87.2	160.8	60.9	241.6
_

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

Backtesting

We validate our statistical models on a daily basis by using backtesting techniques. We update stress scenarios on a monthly basis to ensure that market risks are not underestimated.

Risks are calculated with a confidence level of 99.0%, i.e., there is only a 1.0% probability that financial losses could be greater than the losses forecasted by our models.

One way of evaluating the adopted method for risk measurement is to calculate the percentage of cases in which actual daily profits and losses fell outside the VaR interval. Due to the limited importance of our VaR in international operations, the analysis below refers only to the portfolio related to our domestic operations.

In order to illustrate the quality of our risk management models, we present below backtesting graphs for the year ended December 31, 2010 for each of (i) the VaR of our structural gap positions based on the fixed rate risk factor and dollar-linked interest rate risk factor and (ii) the overall VaR for our proprietary trading desk. In the case of the fixed rate risk factor, financial losses were greater than the losses forecasted by our models on only four days during the period, a result which is within the 99.0% confidence level we use to calculate risk.

In the case of the dollar-linked interest rate risk factor, financial losses were greater than the losses forecasted by our models on only four days during the period, a result which is within the 99.0% confidence level we use to calculate risk.

With respect to the overall VaR of our proprietary trading desk, financial losses were greater than the losses forecasted by our models on only two days during the period, a result which is within the 99.0% confidence level we use to calculate risk.

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
US$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADRs.
Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

US$0.02 (or less) per ADS (or portion thereof).	Any cash distribution to you.
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs.	Distribution of securities by the depositary to ADS holders.
US$0.02 (or less) per ADS (or portion thereof) per calendar year (in addition to cash distribution fee of US$0.02 per ADS during the year).	Depositary services.
Registration fees.	Registration of transfers of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Foreign currency conversion expenses.	Expenses of the depositary in converting foreign currency to U.S. dollars.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement).
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any other charges incurred by the depositary or its agents for servicing the deposited securities.	No charges of this type are currently made in the Brazilian market.

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services have been paid.

Reimbursement of Fees Incurred in 2010

In 2010, the Company received from the depositary US$12.0  million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage costs and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2010. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2010, Itaú Unibanco Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Unibanco Holding  and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations - COSO.  Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

(c) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 27, 2011, on the effectiveness of our internal control over financial reporting as of December 31, 2010, see “Item 18. Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes occurred during the year ended December 31, 2010 have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16     [RESERVED]

16A.	Audit Committee Financial

Our board of directors has determined that one member of our audit committee, Mr. Guy Almeida Andrade, is audit committee financial expert and meets the requirements set forth by the SEC and the NYSE.  Our audit committee financial expert, along with the other members of our audit committee, is independent pursuant to CMN Resolution No. 3,198, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Mr. Andrade is also an expert in U.S. GAAP, which is the accounting standard used by us in our primary financial statements filed with the SEC. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our U.S. GAAP financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

16B.	Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers and certain third parties, such as suppliers, who have relationship with us.  Our board of directors approved our current code of ethics, which has been effective since February 2010.  The full text of our Code of Ethics is published on our website, at the following address: http://ww13.itau.com.br/Portalri/HTML/ing/download/Codigo_Etica_2010.pdf

16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2010, 2009 and 2008. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2010, 2009 and 2008, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2010	2009	2008
Audit Fees	41,614	33,200	23,515
Audit-Related Fees	2,366	4,973	1,565
Tax Fees	74	135	429
All Other Fees	448	13	60
Total	44,503	38,320	25,568

Audit Fees

Audit fees in 2010, 2009 and  2008 were fees billed for the audit of our annual consolidated financial statements and for the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings, and audit of internal controls in compliance with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2010, 2009, and 2008 refer to services provided in connection with the preparation of accounting appraisal reports, assistance related to the preparation of documents to be sent to local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations and audit of specific financial statements for management purposes, due diligence activities and issuance of special purpose reports.

Tax Fees

Tax fees in 2010, 2009 and 2008 were related to tax compliance, tax consulting and consulting services.

All Other Fees

Other fees paid in 2010, 2009 and 2008 included compliance with Greenhouse Gas Emissions controls and policies, Internet safety testing, evaluation of business continuity management, and consulting for new projects, as well as use of electronic databases, technical materials and training related to IFRS and insurance and advice related to operating efficiency.

Pre-Approval Policies and Procedures

Among the audit committee’s responsibilities is the approval, on an annual basis, of policies and procedures regarding non-audit services that (i) can be provided by our external auditors, as well as the list of those services, which are pre-approved (ii) can not be provided by our external auditors, due to the fact that such services could affect the independence of the external auditors, and (iii) need to be previously approved by the audit committee. We enhanced our corporate governance ensuring its alignment with the Sarbanes-Oxley Act requirements.

16D.	Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 of the Exchange Act (Listing Standards Relating to Audit Committees). Rule 10A-3 requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements, or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Exchange Act.

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.” For more information, see “Item 6C. Board Practices—  Statutory Bodies  —  Audit Committee.”

Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. Only one of the four members of our audit committee is also member of our board of directors. In addition, under Brazilian law, the function of hiring independent auditors is a power reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act for the purpose of the appointment of our independent auditors.

Except in these respects, our audit committee is comparable to, and performs the functions of, an audit committee of the board of directors of a U.S. company. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act.

16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

16F.	Change in Registrant’s Certifying Accountant

Not applicable.

16G.	Corporate Governance

Principal Differences Between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than those applied to U.S. listed companies. Under the NYSE rules, we are only required to: (i) have an audit committee or audit board that meets certain requirements, as discussed below, (ii) provide certification by our chief executive officer to the NYSE each year that he is not aware of any violation by the company of NYSE corporate governance listing standards, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of its committees, subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.

Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements relating to professional qualifications and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s officers and directors and our directors meet the qualification requirements of Brazilian Corporate Law, the Central Bank and the CVM. Our corporate governance policy discloses the criteria used by our board of directors to determine if a director is independent. According to those criteria, three of our directors are considered independent. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Three of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal and Alfredo Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, Pedro Moreira Salles and Fernando Roberto Moreira Salles, are members of the Moreira Salles family. The families are owners of IUPAR, the controlling shareholder for Itaú Unibanco Holding. Currently we have three independent directors: Alcides Lopes Tápias, Gustavo Jorge Laboissiere Loyola and Pedro Luiz Bodin de Moraes..

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without the presence of management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Our president Roberto Setubal, our executive vice presidents Alfredo Egydio Setubal and Candido Botelho Bracher and the executive officer of Itaú Unibanco, Ricardo Villela Marino, are members of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors do not typically meet in executive sessions. Our board of directors consists of nine non-management directors.

Committees

NYSE rules require that listed companies have and corporate governance committee and a compensation committee composed entirely of independent directors and governed by written charters addressing the committees’ required purposes and detailing their required responsibilities. The responsibilities of the corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing and approving corporate goals and objectives relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending non-chief executive officer compensation, incentive-compensation and equity-based plans to the board.

We are not required under applicable Brazilian Corporate Law to have a nominating committee, corporate governance committee and compensation committee. However, we have an appointment and corporate governance committee, a personnel committee and a compensation committee. Pursuant to our bylaws, our directors are elected by our shareholders at an annual shareholders’ meeting. Aggregate compensation for our directors and officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and annual performance evaluation of the audit committee and detailing its required responsibilities.

Brazilian banking law (Central Bank Resolution No. 3,198) requires us to have an audit committee of at least three members, and Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and Central Bank Resolution No. 3,198, the fiscal council members are elected at the annual shareholders’ meeting and the audit committee is elected by the board of directors among its members and independent members, one of which must be a financial expert, provided that, according to our bylaws, its chairman must be also a member of our board of directors.

The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements for each fiscal year and provide a formal report to our shareholders. We have a fiscal council that consists of three members and three alternates and which meets once a month.

According to the SEC, foreign private issuers are exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act. Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. In addition, under Brazilian law, the authority to hire independent auditors is reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the appointment of our independent auditors. Our audit committee is currently composed of four members, one of whom is also member of our board of directors.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that stockholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, including material increases in the number of shares available under the plans, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines imposed by applicable Brazilian law. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We have adopted standards beyond what is required by applicable Brazilian law: we voluntarily adhere to BM&FBOVESPA’s Level 1 of Corporate Governance and have tag-along rights for all shareholders, regardless of their voting rights.

In addition, we have adopted (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM Rule No. 358 guidelines; and (ii) the Policy on Trading of Securities, which restricts the trading in securities during certain periods and requires management to publicly announce all transactions relating to our securities, and which was an optional device included in the CVM Rule No. 358. Going beyond the requirements of applicable Brazilian law, in July 2002 we created the disclosure and trading committees, which were unified in the disclosure and trading committee in April 2006.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a code of ethics in 2000 which regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information. In 2004, we included a supplement to our code of ethics in order to comply with the requirements of Sarbanes-Oxley and the NYSE rules. In October 2005, we announced our newly and updated code of ethics, and this code was reviewed in February 2010 in connection with the Association.

Internal Audit

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing directorate has the independence from management to conduct methodologically structured examinations, analyses, surveys and fact-finding to evaluate the integrity, adequacy, effectiveness and efficiency of the information systems processes and internal controls related to our risk management. The directorate reports directly to our board of directors and interacts with the audit committee and, in carrying out its duties, the internal auditing directorate has access to all documents, records, systems, locations and people involved with the activities under review.

Sarbanes-Oxley Act of 2002

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

The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

Management´s Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2010 the company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/Sérgio Ribeiro da Costa Werlang	/sgd/Caio Ibrahim David
Roberto Egydio Setubal	Sérgio Ribeiro da Costa Werlang	Caio Ibrahim David
Chief Executive Officer	Chief Risk Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 27, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 27, 2011

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet as of December 31
(In millions of Reais)

ASSETS	2010	2009
Cash and due from banks	5,568	5,355
Interest-bearing deposits in other banks	57,566	89,085
Securities purchased under resale agreements	34,734	56,714
Central Bank compulsory deposits	85,790	13,869
Trading assets, at fair value	140,003	73,529
Available-for-sale securities, at fair value	44,636	41,263
Held-to-maturity securities, at amortized cost (fair value - R$ 3,110 and R$ 2,124 at December 31, 2010 and 2009)	2,506	1,762
Net loans and leases	278,031	225,768
Loans and leases	298,169	245,736
Allowance for loan and lease losses	(20,138)	(19,968)
Investments in unconsolidated companies	3,597	4,321
Premises and equipment, net	5,151	4,572
Goodwill, net	14,664	14,711
Intangible assets, net	18,148	22,569
Other assets	56,186	45,570

TOTAL ASSETS	746,580	599,088
The accompanying notes are an integral part of these consolidated financial statements.

The following table presents assets of consolidated variable interest entities (VIEs) which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can be used only to settle obligations of consolidated VIEs.

ASSETS	2010	2009
Net loans and leases	5,788	4,323
Loans and leases	6,823	5,455
Allowance for loan and lease losses	(1,035)	(1,132)
Intangible assets, net	731	798
Other assets	1,189	974
TOTAL ASSETS	7,708	6,095

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet as of December 31
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
Deposits	202,660	190,908
Non-interest bearing deposits	26,439	25,884
Interest-bearing deposits	176,221	165,024
Securities sold under repurchase agreements	97,972	66,174
Short-term borrowings	123,041	80,725
Long-term debt	84,768	58,976
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization	11,246	13,487
Investment contracts	49,217	38,063
Other liabilities	87,975	68,721

Total liabilities	656,879	517,054

Commitments and contingent liabilities (Note 30)	-	-

Stockholders’ equity:
Stockholders’ equity of Itaú Unibanco:
Common shares – no par value (3,300,000,000 authorized as of December 31, 2010 and 2009; 2,289,286,475 issued as of December 31, 2010 and 2009)	21,046	21,046
Preferred shares – no par value ( 3,300,000,000 authorized as of December 31, 2010 and 2009; 2,281,649,744 issued as of December 31, 2010 and 2009)	24,208	24,208
Treasury shares ( 26,566,015 and 43,588,307 preferred shares as of December 31, 2010 and 2009, respectively;1,502,202 and 2,202 common shares as of December 31, 2010 and 2009, respectively)	(674)	(1,031)
Additional paid-in capital	13,218	12,932
Appropriated retained earnings	15,895	5,954
Other accumulated comprehensive income:
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(28)	301
Cumulative translation adjustment	(432)	(146)
Defined benefit pension plans and other post-retirement plans, net of taxes	224	786
Cash flow hedge – effective portion, net of taxes	(3)	(4)
Unappropriated retained earnings	3,171	5,231
Total stockholders’ equity of Itaú Unibanco	76,625	69,277
Noncontrolling interest	13,076	12,757
Total stockholders’ equity	89,701	82,034
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	746,580	599,088
The accompanying notes are an integral part of these consolidated financial statements.

The following table presents liabilities of consolidated VIEs which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only, that have no recourse to the general credit of the company and exclude intercompany balances that are eliminated on consolidation.

LIABILITIES	2010	2009
Other (*)	3,138	2,515
Total liabilities	3,138	2,515
(*) Included under other liabilities in the consolidated balance sheet.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Year ended December 31
(In millions of Reais, except per share information)

	2010	2009	2008
INTEREST INCOME	78,369	72,567	47,649
Interest on loans and leases	52,035	48,582	31,326
Interest on deposits in banks	3,165	3,534	3,028
Interest on Central Bank compulsory deposits	4,036	519	1,051
Interest on securities purchased under resale agreements	7,572	8,673	5,369
Interest on trading assets	7,767	7,086	4,141
Interest and dividends on available-for-sale securities	3,315	3,996	2,536
Interest on held-to-maturity securities	479	177	198
INTEREST EXPENSE	(34,824)	(31,876)	(26,508)
Interest on deposits	(11,776)	(11,773)	(6,233)
Interest on securities sold under repurchase agreements	(7,291)	(7,177)	(6,489)
Interest on short-term borrowings	(8,198)	(5,314)	(7,737)
Interest on long-term debt	(4,802)	(4,586)	(4,721)
Interest on investment contracts	(2,757)	(3,026)	(1,328)
NET INTEREST INCOME	43,545	40,691	21,141
Provision for loan and lease losses	(11,871)	(15,372)	(9,361)
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	31,674	25,319	11,780
NON-INTEREST INCOME	31,238	40,436	15,775
Fee and commission income	16,630	13,479	8,941
Trading income (losses), net	2,275	9,284	(2,843)
Net gain (loss) on sale of available-for-sale securities	220	211	(114)
Net gain (loss) on foreign currency transactions	2,311	2,619	1,059
Net gain (loss) on transactions of foreign subsidiaries	(451)	(3,390)	1,938
Equity in earnings of unconsolidated companies, net	308	(9)	474
Insurance premiums, income on private retirement plans and capitalization plans	6,410	8,132	3,917
Other non-interest income	3,535	10,110	2,403
NON-INTEREST EXPENSE	(46,084)	(42,294)	(24,011)
Salaries and employee benefits (in 2010 includes gain of R$ 999 on curtailment and partial settlement of PAC Note 25)	(10,836)	(10,589)	(6,170)
Administrative expenses	(12,775)	(10,001)	(6,409)
Amortization of intangible assets	(4,592)	(3,663)	(1,201)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(5,179)	(6,452)	(3,301)
Depreciation of premises and equipment	(1,476)	(1,250)	(756)
Other non-interest expenses (includes R$ 20, R$ 56 and R$ 53 of other than temporary impairment on available for sale securities in 2010, 2009 and 2008)	(11,226)	(10,339)	(6,174)
NET INCOME BEFORE TAXES ON INCOME	16,828	23,461	3,544
TAXES ON INCOME
Current	(4,063)	(5,477)	(1,681)
Deferred	(874)	(3,372)	3,015
TOTAL TAXES ON INCOME	(4,937)	(8,849)	1,334
NET INCOME	11,891	14,612	4,878
Less: Net income attributable to noncontrolling interests	(824)	(527)	(29)
NET INCOME ATTRIBUTABLE TO ITAÚ UNIBANCO	11,067	14,085	4,849
EARNINGS PER SHARE – BASIC (*)
Common	2.44	3.25	1.49
Preferred	2.44	3.25	1.49
EARNINGS PER SHARE – DILUTED (*)
Common	2.43	3.24	1.48
Preferred	2.43	3.24	1.48
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	2,288,034,273	2,192,530,134	1,708,760,440
Preferred	2,245,448,240	2,143,753,894	1,554,841,088
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	2,288,034,273	2,192,530,134	1,708,760,440
Preferred	2,260,049,773	2,149,890,063	1,569,079,278
(*) After giving effect to the bonus shares occurred in August 2009 (note 19a).
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Year ended December 31
(In millions of Reais)

	2010	2009	2008

Net income	11,891	14,612	4,878
Change in unrealized gains and losses on available-for-sale securities (net of tax effect of R$ (143), R$ (380) and R$ 602 for the years ended December 31, 2010, 2009 and 2008, respectively)	(329)	98	(408)
Cash flow hedge – actual portion (net of tax effect of R$ 1 for the year ended December 31, 2008)	1	-	(4)
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(286)	(1,067)	737
Defined benefit of pension plans and other post-retirement plans, net of taxes of R$ 375, R$ (257) and R$ 865 for the years ended December 31, 2010, 2009 and 2008, respectively.	(562)	386	(1,297)
Total comprehensive income	10,715	14,029	3,906
Comprehensive income attributable to noncontrolling interest	(824)	(527)	(29)
Comprehensive income attributable to Itaú Unibanco	9,891	13,502	3,877
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Year ended December 31
(In millions of Reais)

	2010	2009	2008
Operating activities
Net income	11,891	14,612	4,878
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Provision for loan and lease losses	11,871	15,372	9,361
(Gain) loss on sale of foreclosed assets, net	(12)	9	-
Amortization of intangible assets	4,592	3,663	1,201
Depreciation of premises and equipment	1,476	1,250	756
Equity in earnings of unconsolidated companies, net	(308)	9	(474)
Gain on sale of VisaNet Inc shares (Note 24a)	-	(345)	-
Gain on sale of Allianz shares (Note 24a)	-	(25)	-
Gain on exchange of equity interest in Psiupar (Note 3c)	-	(936)	-
Gain on remeasurement of interest in Redecard S.A (Note 3b)	-	(4,530)	-
Bargain purchase gain (Note 3a)	-	(830)	-
(Gain) loss on sale of unconsolidated companies, net	(104)	(69)	(279)
Stock based compensation (reversal)	198	618	(181)
Deferred tax	874	3,372	(3,015)
Net (gain) loss on sale of available-for-sale securities	(220)	(211)	114
Other than temporary impairment on available-for-sale securities	20	56	53
Other adjustments to net income	49	485	(136)
Net (gain) loss on sale of premises and equipment	(5)	(4)	6
Loss from impairment of intangible assets	11	10	-
Dividends received from investments in unconsolidated companies	85	63	246
Changes in assets and liabilities
Trading account assets (increase) decrease	(63,294)	16,704	(24,446)
Other assets and liabilities (increase) decrease	(4,026)	7,507	(765)
Net cash provided by (used in) operating activities	(36,902)	56,780	(12,681)
Investing activities
Net (increase) decrease in Central Bank compulsory deposits	(71,981)	(462)	5,900
Net (increase) decrease in securities purchased under resale agreements which are not in cash and cash equivalents	25,170	(11,930)	(23,343)
Purchase of available-for-sale securities	(17,819)	(7,624)	(26,367)
Proceeds from sale and redemption of available-for-sale securities	17,538	13,905	19,728
Purchase of held-to-maturity securities	(582)	(1,133)	-
Proceeds from matured held-to-maturity securities	287	56	254
Net increase in loans and leases	(63,842)	(13,832)	(54,791)
Acquisition of controlling interest in Redecard, net of cash and cash equivalents received (Note 3b)	-	(415)	-
Cash and cash equivalents received on acquisition of Unibanco and Unibanco Holdings (Note 3a)	-	17,262	-
Purchase of BBA HE Participações S.A.(Note 3e)	-	-	(399)
Acquisition of controlling interest in Itaú XL Seguros Corporativos S.A., net of cash and cash equivalents received	(157)	-	-
Net cash received on sale of consolidated subsidiaries	108	-	-
Cash payment for contractual rights to provide payroll and other services to government entities and other entities	(178)	(163)	(243)
Purchase of intangible assets	(367)	(670)	(352)
Purchase of premises and equipment	(2,131)	(1,701)	(976)
Proceeds from sale of premises and equipment	86	187	181
Proceeds from sale of foreclosed assets	347	302	69
Cash received upon termination of contracts of intangible assets	152	43	-
Purchase of unconsolidated companies	(7)	(5)	(301)
Purchase of other investments recorded at cost	-	-	(17)
Proceeds from sale of unconsolidated companies	125	642	329
Net cash used in investing activities	(113,251)	(5,538)	(80,328)
Financing activities
Net (decrease) increase in deposits	14,375	(13,339)	66,954
Net increase in investment contracts	13,810	8,600	3,010
Net increase (decrease) in securities sold under repurchase agreements	31,848	(16,848)	26,224
Net increase in short-term borrowings	43,888	16,627	4,995
Borrowings from long-term debt	35,909	11,623	13,045
Repayment of long-term debt	(12,978)	(16,952)	(10,428)
Purchase of Itaúsa Export S.A. (Note 3d)	-	-	(587)
Purchase of treasury shares	-	(7)	(1,618)
Proceeds from exercise of stock options by grantees	268	278	107
Sale of treasury shares	138	-	-
Proceeds from acquisition of share-based instruments by grantees	62	-	-
Dividends and interest on capital paid to non-controlling interests	(753)	(343)	-
Dividends and interest on stockholders' equity paid	(4,315)	(3,782)	(2,910)
Noncontrolling interest	378	321	44
Net cash provided by (used in) financing activities	122,630	(13,822)	98,836
Net increase in cash and cash equivalents	(27,523)	37,420	5,827
Cash and cash equivalents
At the beginning of the year	65,456	28,036	22,209
At the end of the year	37,933	65,456	28,036
Supplemental cash flow disclosure
Cash paid for interest	(25,275)	(20,839)	(15,015)
Cash paid for taxes on income	(3,125)	(4,277)	(2,602)
Non-cash transactions
Loans transferred to foreclosed assets	68	219	34
Dividends and interest on stockholders' equity declared but not paid	1,451	2,539	2,399
Shares and replacement awards issued in connection with acquisition of Unibanco and Unibanco Holdings (Note 3a)	-	24,659	-
Shares issued in connection with the acquisition of Itaúsa Export S.A. (Note 3d)	-	95	102
Exchange of equity interest in Psiupar (Note 3c)	-	1,886	-
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Year ended December 31
(In thousands of shares)

	2010		2009		2008(*)
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares

Capital stock
Balance at the beginning of the year	2,281,649,744	2,289,286,475	1,605,988,901	1,708,760,440	1,637,613,901	1,722,875,704
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (1) (Note 3a)	-	-	675,660,843	557,475,607	-	-
Exchange of shares of Itaú Unibanco S.A. held by Itaúsa for shares of Itaú Unibanco Holding (Note 3d)	-	-	-	23,050,428	-	-
Cancellation of treasury stock	-	-	-	-	(31,625,000)	(14,115,264)

Balance at the end of the year	2,281,649,744	2,289,286,475	2,281,649,744	2,289,286,475	1,605,988,901	1,708,760,440

Treasury stock
Balance at the beginning of the year	43,588,307	2,202	64,639,300	-	50,428,978	14,115,264
Stock purchased by grantees of our Stock Option Plan (Note 26)	(13,379,117)	-	(21,236,440)	-	(11,718,850)	-
Acquisition of treasury stock	-	-	185,447	2,202	57,554,172	-
Cancellation of treasury stock	-	-	-	-	(31,625,000)	(14,115,264)
Itaú Unibanco Holding stock held by Itaubanco defined contribution plan in excess of the individual accounts of participants (Note 25)	-	1,500,000	-	-	-	-
Sale of treasury stock	(3,643,175)	-	-	-	-	-

Balance at the end of the year	26,566,015	1,502,202	43,588,307	2,202	64,639,300	-

Balance at the end of the year	2,255,083,729	2,287,784,273	2,238,061,437	2,289,284,273	1,541,349,601	1,708,760,440
(*) After giving effect to the bonus shares occurred in August 2009 (Note 19a).

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Year ended December 31
(In millions of Reais)

	2010	2009	2008
Common shares
Balance at the beginning of the year	21,046	7,372	5,948
Exchange of shares of Itaú Unibanco related to acquisition of Itaúsa Export S.A. (Note 3a)	-	95	-
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3a)	-	5,451	-
Capitalization of reserves	-	8,128	1,424

Balance at the end of the year	21,046	21,046	7,372

Preferred shares
Balance at the beginning of the year	24,208	9,882	8,560
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3a)	-	6,454	-
Capitalization of reserves	-	7,872	1,322

Balance at the end of the year	24,208	24,208	9,882

Treasury stock
Balance at the beginning of the year	(1,031)	(1,526)	(1,173)
Stock purchased by grantees of our Stock Option Plan (Note 26)	403	502	254
Cancellation of treasury stock	-	-	1,011
Acquisition of treasury stock	-	(7)	(1,618)
Itaú Unibanco Holding stocks held by Itaubanco defined contribution plan in excess of the individual accounts of the participants on March 31, 2010 (Note 25)	(46)	-	-

Balance at the end of the year	(674)	(1,031)	(1,526)

Additional paid-in capital
Balance at the beginning of the year	12,932	62	643
Stock-based compensation recognized for the year (Note 26)	60	370	248
Acquisition of stock options of Unibanco	-	13	-
Additional interest in controlled subsidiary	(7)	-	-
Difference between proceeds and average cost of treasury stock sold	233	(224)	(146)
Cash paid and shares of subsidiary issued in the acquisition of interest in Itaúsa Export S.A. (Note 3d)	-	-	(683)
Difference between the fair value of shares issued in acquisitions and the amount of statutory capital increase	-	12,711	-

Balance at the end of the year	13,218	12,932	62

Appropriated retained earnings
Balance at the beginning of the year	5,954	16,014	19,183
Transfer for increase in capital stock through reserves	-	(16,000)	(2,746)
Cancellation of treasury stock	-	-	(1,011)
Transfer of retained earnings to reserves	9,941	5,940	588

Balance at the end of the year	15,895	5,954	16,014

Net unrealized gains (losses) on available-for-sale securities, net of taxes
Balance at the beginning of the year	301	203	611
Change in net unrealized gains and losses during the year, net of taxes	(329)	98	(408)

Balance at the end of the year	(28)	301	203

Cash flow hedge – effective portion
Balance at the beginning of the year	(4)	(4)	-
Change in cash flow hedge during the year	1	-	(4)

Balance at the end of the year	(3)	(4)	(4)

Cumulative translation adjustment
Balance at the beginning of the year	(146)	921	184
Translation of adjustment during the year, without tax effect	(286)	(1,067)	737

Balance at the end of the year	(432)	(146)	921

Defined benefit of pension plans and other post-retirement plans
Balance at the beginning of the year	786	400	1,697
Defined benefit of pension plans and other post-retirement plans, net of tax effect	(562)	386	(1,297)

Balance at the end of the year	224	786	400

Unappropriated retained earnings
Balance at the beginning of the year	5,231	1,063	602
Net income attributable to Itaú Unibanco	11,067	14,085	4,849
Distribution of dividends and interest on stockholders' equity	(3,186)	(3,977)	(3,800)
Transfer to appropriated retained earnings	(9,941)	(5,940)	(588)

Balance at the end of the year	3,171	5,231	1,063

Total stockholders’ equity of Itaú Unibanco	76,625	69,277	34,387

Noncontrolling interest
Balance at the beginning of the year	12,757	1,245	1,354
Net income (loss) for the year	824	527	29
Acquisition of shares from non-controlling interest in Itaú BBA Participações (Note 3b)	-	-	(307)
Exchange of shares of Itaú Unibanco for shares of Itaú Unibanco Holding (Note 3a)	-	(105)	102
Acquisition of control of Redecard (Note 3b)	-	9,590	-
Noncontrolling interests of subsidiaries of Unibanco (Note 3a)	-	1,503	-
Change in interest in RT Enterprise CP	148	425	-
Constitution of RT National RF	76	-	-
Distribution of dividends and interest on stockholders' equity of Redecard S.A.	(708)	(343)	-
Other	(21)	(85)	67

Balance at the end of the year	13,076	12,757	1,245

Total stockholders’ equity	89,701	82,034	35,632
Per share information in Reais (*)
Distributed earnings (interest on stockholders' equity)
Preferred shares	0.70	0.92	1.16
Common shares	0.70	0.92	1.16
(*) After giving effect to the bonus shares occurred in August 2009 (note 19a).
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

 (In millions of Reais, except per share information or unless otherwise noted)

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION.

a) Description of business

Itaú Unibanco Holding S.A. ("we" or "Itaú Unibanco Holding" refers to Itaú Unibanco Holding S.A. and our subsidiaries and affiliates) is a publicly-traded company, organized and existing under the laws of Brazil. The head office of Itaú Unibanco Holding is located in São Paulo, Brazil.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Banco Itaú Unibanco S. A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and in Europe (Portugal and Luxembourg).

We are a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company that has 51% of the shares of our common stock and that is jointly controlled by (i) Itaúsa, which is a holding company controlled by the members of the Egydio de Souza Aranha Family, and (ii) E. Johnston, a holding company controlled by the Moreira Salles Family. Itaúsa also owns directly 38.7% of the shares of our common stock.

As further described in Note 32, Itaú Unibanco Holding’s operations are divided into four segments : (1) Commercial bank, which provides a broad range of banking services to individuals (retail, and under different distribution specialized areas and brands such as Uniclass, Personnalité or Private Bank) and to micro, small and medium-sized companies, including services such as asset management and investor services, insurance, private retirement plans, capitalization plans and credit cards issued to accountholders; (2) Itaú BBA, which provides wholesale banking services for large corporations as well as investment banking activities; (3) Consumer credit, which basically offers products and services to non-accountholder clients, such as vehicle financing and credit card transactions and consumer credit loans and (4) Corporate and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain corporate and treasury activities such as carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets.

b)	Consolidation

The consolidated financial statements comprise Itaú Unibanco Holding (parent company) and its direct and indirect subsidiaries, in which has a controlling interest and in which is the primary beneficiary of variable interest entities, after the elimination of all significant intercompany balances and transactions. Except as otherwise indicated, the subsidiaries are consolidated as of December 31, 2010 and 2009 and for years ended December 31, 2010, 2009 and 2008, and the percentage of voting interest is the one presented below. The date of the financial statement of our subsidiaries used for consolidation purposes is the same as that of Itaú Unibanco Holding. Our main subsidiaries are presented in the table below.

	Incorporation country	Voting interest (%) as of 12/31/2010
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100.00%
Banco Dibens S.A. (1)	Brazil	100.00%
Banco Fiat S.A. (2)	Brazil	100.00%
Banco Investcred Unibanco S.A. (1)	Brazil	50.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	99.99%
Banco Itaú Chile S.A.	Chile	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	99.98%
Banco Itaú Europa S.A.	Portugal	99.99%
Banco Itaú Paraguay S.A. (1)(3)	Paraguay	99.99%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A. (2)	Brazil	100.00%
Banco Itaucred Financiamentos S.A. (2)	Brazil	100.00%
Banco Itauleasing S.A. (2)	Brazil	100.00%
BIU Participações S.A. (4)	Brazil	66.15%
Cia Itaú de Capitalização	Brazil	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil (1)(2)	Brazil	100.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Hipercard Banco Múltiplo S.A. (1)(2)	Brazil	100.00%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú Corretora de Valores S.A. (2)	Brazil	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itaú XL Seguros Corporativos S.A. (5)	Brazil	100.00%
Itaúsa Export S.A.	Brazil	100.00%
Luizacred S.A. Sociedade Crédito Financiamento Investimento (1)	Brazil	50.00%
Oca Casa Financiera S.A.	Uruguay	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	99.99%
Ponto Frio Leasing S.A. Arrendamento Mercantil (1)	Brazil	50.00%
Redecard S.A. (6)	Brazil	50.01%
Unibanco - União de Banco Brasileiros S.A. (1)	Brazil	100.00%
Unibanco Holdings S.A. (1)	Brazil	100.00%
Unibanco Cayman Bank Ltd (1)	Cayman Islands	100.00%
Unibanco Participações Societárias S.A. (1)(2)	Brazil	100.00%
Unicard Banco Múltiplo S.A. (1)(2)	Brazil	100.00%
(1) Company consolidated as from February 2009 as a result of the acquisition of control in Unibanco and Unibanco Holdings, as described in Note 3a.
(2) As of December 31, 2009 we had 99,99% interest in these subsidiaries.
(3) New denomination of former Interbanco S.A.
(4) Company consolidated as from February 2009 as a result of the acquisition of Unibanco, which it held a 24.49% interest.
(5) Through December 31, 2009 we held 50% plus one voting share of Itaú XL but did not have control due to veto rights held by the other shareholder. On May 12, 2010 we paid in cash R$ 157 to purchase all outstanding shares of Itaú XL and we have consolidated Itaú XL from such date. No significant gain or loss resulted upon obtaining  control of Itaú XL.
(6) Company consolidated as from March 2009, at the time of the acquisition of control, as described in Note 3b.

Variable interest entities

VIE´s are entities that, by design, either: (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that do not have the ability to make significant decisions relating to the entities operations through voting rights, (iii) the holders of equity do not have symmetry between voting rights and economic interests and where substantially all of the activities either involve or are conducted on behalf of the investor with disproportionately fewer voting rights, or (iv) have equity investors that do not have the obligation to absorb the expected losses, or the right to receive the residual returns of the entity.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. Prior to January 1, 2010, the primary beneficiary was the entity that would absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both. In accordance with the new accounting guidance on consolidation of VIEs effective January 1, 2010, the party that is deemed to be the primary beneficiary of a VIE is the one that has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and also an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of which activities most significantly impact the VIE’s performance requires application of judgment particularly when the power over certain activities rests with one of the variable interest holders and over others rests with other variable interest holders or are shared among them.

On an ongoing basis, Itaú Unibanco Holding reassesses whether it has a controlling financial interest and is the primary beneficiary of a VIE. The reassessment process considers whether we have acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether we have acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which we are involved may change as a result of such reassessments.

The variable interest entities that we have are described below:

 (i) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) – We are the primary beneficiary of FIC, that is a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company.  We have consolidated FIC since we acquired an interest in it in August 2004. We have concluded that we continue to be the primary beneficiary of FIC under the new guidance, since Itaú Unibanco Holding has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through our power to direct the credit underwriting and collection policies, the fact that we have the right and we do all servicing of the loans granted, the fact that we have the right and we operate FIC on a day-to-day basis, and us providing all external debt of FIC. In addition we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to FIC.  Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to FIC.

Total consolidated assets of FIC as of December 31, 2010 and 2009 amount to R$ 3,822 and R$ 3,351 (including intangible assets of R$ 463 and R$ 507) and total consolidated liabilities amount to R$ 1,957 and R$ 1,654 and its assets would be available to its creditors to meet its obligations.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by FIC, the activities of FIC; the primary reason for providing the support is because FIC is a significant strategic sales channel for us. The balance of such certificates of deposits in the consolidated financial statements of FIC at December 31, 2010 and 2009 was R$ 853 and R$ 676, respectively and are eliminated on consolidation of these financial statements. Assets of FIC are available to the creditors of FIC to meet its obligations and creditors of FIC do not have legal right to assets of Itaú Unibanco Holding.

There is not a contractual requirement to provide such financing, or any other type of financial support. We currently intend to continue to provide such support. In addition, the controlling shareholders Itaú Unibanco Holding and CBD are committed to maintain, through capital contributions, the regulatory stockholders equity of FIC at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of Banco Central do Brasil (Central Bank or Bacen).

 (ii) FAI – Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”) - We are also the primary beneficiary of FAI (during 2010, Vitória Participações S.A., a holding company which was the holding of FAI was incorporated by FAI), a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (LASA). We have consolidated FAI since we acquired an interest in it in April 2005.

We also have concluded that we continue to be the primary beneficiary of FAI under the new guidance through our power to direct the credit underwriting and collection policies, the fact that we have the right to do and we do all servicing of the loans granted, the fact that we operate FAI on a day-to-day basis, and us providing all external debt of FAI. In addition, Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to FAI.

Total consolidated assets of FAI as of December 31, 2010 and 2009 amount to R$ 1,529 and R$ 1,171 (including intangible assets of R$ 268 and R$ 291) and total consolidated liabilities amount to R$ 582 and R$ 457 and its assets would be available to its creditors to meet its obligations. Assets of FAI are available to its creditors and those creditors have no legal right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by FAI the activities of FAI; the primary reasons for providing the support is because FAI is a significant strategic sales channel for us. The balance of such certificates of deposits in the consolidated financial statements of FAI at December 31, 2010 and 2009 was R$ 564 and R$ 424, respectively, and are eliminated on consolidation of these financial statements.

There is not a contractual requirement to provide such financing or any other type of financial support. We currently intend to continue to provide such support. The controlling shareholders (Itaú Unibanco Holding and LASA) are committed to maintain, through capital contributions, the regulatory stockholders’ equity of FAI at an amount at least 25% higher than the minimum regulatory equity that is required according to the regulations of BACEN.

 (iii) Luizacred S.A. SCFI (“Luizacred”) – We are also the primary beneficiary of Luizacred, a financial institution which holds the right to offer, distribute and commercialize financial products and services to the clients of Magazine Luiza S.A. (“Magazine Luiza”), a retail company. We have been consolidating Luizacred since February 2009, as a result of the agreement with Unibanco (see Note 3a). We have concluded that we continue to be the primary beneficiary of Luizacred, since Itaú Unibanco Holding has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through our power to direct the credit underwriting and collection policies, the fact that we have the right and we do all servicing of the loans granted, and us providing all external debt of Luizacred. Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to Luizacred.

Total assets of Luizacred as of December 31, 2010 and 2009 amount to R$ 2,348 and R$ 1,533 and total liabilities amount to R$ 585 and R$ 352; and its assets would be available to its creditors to meet its obligations. Those creditors have no legal right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by Luizacred, the activities of Luizacred, the primary reasons for providing the support is because Luizacred is a significant strategic sales channel for us. The balance of such certificates of deposits in the consolidated financial statements of Luizacred at December 31, 2010 and 2009 was R$ 1,713 and R$ 1,147, respectively, and are eliminated on consolidation of these financial statements.

There is not a contractual requirement to provide such financing, or any other type of financial support. We currently intend to continue to provide such support.

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

Financial information included in these financial statements including, but not limited to, stockholders' equity and net income, differs from that included in the statutory accounting records and statutory financial statements as a result of adjustments made to reflect the requirements of US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods.

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

The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that has been established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. From January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no UFIR was calculated for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

From July 1, 1997, the date on which we determined that Brazil was no longer a hyperinflationary economy, balances and transactions are expressed in nominal reais, as required by US GAAP and the United States Securities and Exchange Commission (“SEC”) guidelines.

b) Foreign currency translation into Brazilian Reais

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais at year end exchange rates. The related transaction gains and losses are recognized in the statement of income as they occur.

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following bases:

•	assets and liabilities at the period-end exchange rate,
•	revenues and expenses at the average exchange rate for the period, and
•	gains or losses arising from translation are included under Cumulative Translation Adjustment in stockholders' equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the year-end exchange rate,
•	revenues and expenses at the average exchange rate for the period, and
•	Transactions gains and losses are reported in the statement of income under Net gain (loss) on transaction of foreign subsidiaries.

c) Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents in these financial statements has been defined as cash and due from banks and interest-bearing deposits in other banks with original maturities of 90 days or less.

d) Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the amortized cost using the effective yield interest method Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 27,511 and R$ 23,505 at December 31, 2010 and 2009, respectively. Total financial charges accrued on the outstanding principal of liabilities was R$ 39,250 and R$ 29,701 at December 31, 2010 and 2009, respectively.

e) Securities purchased under resale agreements and securities sold under repurchase agreements

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements"). Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

The carrying amount of Securities purchased under resale agreements was R$ 34,734 and R$ 56,714 at December 2010 and 2009, respectively. The carrying amount of Securities sold under repurchase agreements was R$ 97,972 and R$ 66,174 at December 31, 2010 and 2009, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The carrying amount and classification of financial assets transferred as collateral in repurchase agreements (that are accounted for as secured borrowing transactions) at December 31, 2010 and 2009 are as follows Trading assets – R$ 54,793 and R$ 6,336, Available-for-sale securities – R$ 8,826 and R$ 3,019, and Held-to-maturity securities – R$ 268 and R$ 124, respectively. Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold. Total amount of securities received as collateral in our resale agreements that were repledged or sold at December 31, 2010 and 2009 amounts to R$ 23,070 and R$ 51,853, respectively

In Brazil, custody control of local securities is centralized and the possession of securities purchased under resale agreements is temporarily transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

f) Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with FASB Accounting Standards Codification (ASC) 320 - Investments - Debt and Equity Securities. These classifications are determined based on our intent with respect to the securities on the date of purchase.

Trading assets include securities classified as trading, in accordance with ASC 320 and derivative financial instruments which have not been designated for hedge accounting.

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

When determining the fair value of trading assets and liabilities we follow the criteria established by ASC 820, Fair Value Measurements and Disclosures, as further detailed in Note 28

We account separately for the embedded derivatives included in hybrid financial instruments, when this segregation is required by ASC 815, Derivatives and Hedging Upon entering into the hybrid instruments, we record the embedded derivative instrument at its fair value and subsequently remeasure it at fair value at each reporting date with gains and losses recognized in Trading income (losses) in the consolidated statement of income. Option-based embedded derivatives shall not be adjusted to result in the embedded derivative being at the money at inception and in separating the embedded derivative the strike price shall be based on the stated terms documented in the hybrid instrument.

From January 1, 2007, we adopted ASC 815-15, Derivatives and Hedging - Embedded Derivatives. According to this rule, hybrid financial instruments that contain an embedded derivative that had to be bifurcated according to ASC 815 can be recorded entirely at their fair value if there is an irrevocable option for this accounting treatment on an instrument-by-instrument basis. We had not elected the option not to bifurcate for any instrument.

When we have entered into a legally enforceable netting agreement with counterparties to derivatives, we report derivative assets and derivative liabilities separately under assets and in liabilities in the consolidated balance sheet without off-setting the different instruments under netting master agreements that is allowed under ASC 210-20, Balance Sheet – Offsetting We have not posted cash collateral at December 31, 2010 and 2009. Our obligation to return cash collateral, not off-set against the related derivatives, amounts to R$ 49 and R$ 46 at December 31, 2010 and 2009, respectively.

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

In April 2009, the FASB amended ASC 320-10-35-34, Investments – Debt and Equity Securities. Recognition of an Other-Than-Temporary Impairment amending the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than- temporary impairments on debt and equity securities in the financial statements. Under the amended guidance, other-than-temporary impairment of a debt security shall be considered to have occurred if either: (i) an entity has decided to sell a debt security, or (ii) it is more likely than not than the entity will be required to sell the security before the recovery of its amortized cost basis If it is not expected that the security will recover to the entire amortized cost basis of the security, the entity would be unable to assert that it will recover its amortized cost basis even if it does not intend to sell the security. Therefore, in those situations, an other-than-temporary impairment shall be considered to have occurred.

In assessing whether the entire amortized cost basis of the security will be recovered, an entity shall compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, the entire amortized cost basis of the security will not be recovered (that is, a credit loss exists), and an other-than-temporary impairment shall be considered to have occurred.

If an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.

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

h) Derivatives other than trading

Certain derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges, in accordance with ASC 815, Derivatives and Hedge.

To qualify as a hedge, the derivative must be:

•	designated and qualifying as a hedge of a specific financial asset or liability at the inception of the contract,
•
highly effective at achieving offsetting the exposure to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow, if a cash flow hedge, both at inception and over the life of the contract, and.

•
formally and contemporaneously documented as part of a hedging relationship, including the risk management objective and strategy, identification of the hedging instrument and of the hedged item and the risk exposure, how effectiveness is to be assessed prospectively and retrospectively, and how ineffectiveness is to be measured.

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

According to ASC 815, there are three types of hedge strategies: (1) fair value hedge; (2) cash flow hedge; and (3) hedge of a net investment in a foreign operation.

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

If the hedge relationship is terminated as was the case for certain of our hedge relationships in 2009 that no longer met the effectiveness requirement, the change in fair value of the derivative recorded in AOCI is recognized when the cash flows that were hedged occur, consistent with the original hedge strategy. If it is probable that the forecasted transaction will not occur according to the original strategy, any related derivative amounts recorded in AOCI will be immediately recognized in earnings.

i) Loans and leases

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

The FASB issued new disclosures requirements (ASU 2010-20) which are effective prospectively for the calendar year ended on December 31, 2010 with respect to loans and to allowance for loan and lease losses. The new guidance introduces two new concepts: Portfolios segments (“segments”) and classes of finance receivables (“classes”). The segments are the levels at which the Company develops and documents its methodology for determining the allowance for loan losses. The classes are a disaggregation of segments at a level at which the nature and extent of exposure to credit risk arising from finance receivables is evaluated and are based on all of the following: (i) the initial measurement attribute, (ii) risk characteristics of the receivable, and (iii) method for monitoring and assessing credit risk. Segments of Itaú Unibanco are: Individuals, Corporate, Small and Medium Businesses and Foreign Loans Latin America. The classes that are part of the Individuals segment are: Credit Cards, Personal Loans, Vehicles and Mortgage Loans. The other segments do not have separate classes.

We have separate management responsibility for measuring and monitoring our allowance for loan losses for each of our segments (Individuals, Corporate, Small and Medium Businesses and Foreign Loans Latin America) and for each segment we develop and document the methodology to be used to measure such allowance. Our Individuals segment consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. Our Corporate portfolio includes loans made to large corporate clients. Our Small and Medium Businesses Portfolio correspond to loans to a variety of customers from small to medium – sized companies. Our Foreign Loans Latin America is substantially composed of loans granted to individuals in Argentina, Chile, Paraguay and Uruguay. The identification of segments and classes by Itaú Unibanco was based on the level at which credit risk management and monitoring is performed. Management and monitoring is performed on a decentralized basis with business units responsible for a class having responsibility for decisions as to the level of risk to take in granting loans considering the expected profitability.

Purchased impaired loans

Purchased impaired loans are initially recognized at their fair value (evidenced by the purchase price of the loans) or in the case of business combinations based on the estimated present value of amounts to be received. Subsequently the valuation allowance should only reflect losses incurred after acquisition. The excess of cash flows expected at acquisition over the initial investment (known as the accretable yield) should be recognized as interest income over the life of the loan when the timing and amount of cash flows expected to be collected can be made. If upon subsequent evaluation it is concluded that it is probable that not all the cash flows expected at acquisition will be collected the loan shall be considered impaired. If upon subsequent evaluation it is probable that significant additional cash flows will be collected, any valuation allowance should be reversed and the amount of the accretable yield should be recalculated and the recalculated accretable yield should be applied prospectively over the life of the loan. This policy is adopted for all portfolio segments of Itaú Unibanco that carry purchased impaired loans.

Purchased non-impaired loans

Purchased non-impaired loans are initially recognized at their fair value (evidenced by the purchase price of the loans) or in the case of business combinations at the present value of amounts to be received. Subsequently interest income and any difference between the purchase price and remaining principle is accrued through the maturity date using the effective yield interest method. This policy is adopted for all portfolio segments of Itaú Unibanco that carry purchased non impaired loans.

j) Non-accrual, Impaired loans and leases and charge-offs.

Non-accrual: We consider loans and leases more than 60 days overdue as non-accrual for all our segments and classes and we stop accruing interest on them. Interest income on all our segments and classes is subsequently recognized only to the extent of cash received until the loan is placed on accrual status. Loans are not reclassified as accruing until the following conditions are met in all our portfolio classes except for credit card: the customer has paid all due installments that are more than 60 days overdue or when contractual terms have been modified and the customer is current under the modified terms. In the credit cards class if a customer that is overdue more than 60 days subsequently pays at least the minimum amount required, it is placed again in accrual status and we accrue interest. If the credit cards holder pays an amount less than such minimum the customer continues to be considered in non-accrual status.

Impaired loans: Loans and leases of all segments and classes are considered impaired when, in our judgment, all amounts due, including accrued interest, are no longer considered collectible.

We consider impaired those loans and leases in all our portfolio that are more than 90 days overdue, those that have already been renegotiated and in addition are over 60 days overdue and, for larger balance non-homogeneous loans belonging to the Corporate segment when they present deterioration indicators that result in being classified in a specific monitoring status as approved by a specific credit committee.

Charge-offs: Loans and leases are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days except for loans with original maturities of more than 36 months that are charged off after 540 days overdue. Charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable. This criteria is adopted for all our portfolio.

k) Allowance for loan and lease losses

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss data and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for credit losses includes management's judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

Our entire allowance is available to cover credit losses inherent to our entire portfolio. In order to determine the amount of our allowance for loan and lease losses the portfolio is classified in two main categories for each of which a specific methodology is used to estimate the inherent losses. In the first category, "loans individually reviewed", we include all our loans in the Corporate segment, which need to be individually reviewed for impairment. In the second category, "loans reviewed on a portfolio basis", we include small homogenous credit portfolios, which are comprised of loans in the Individuals segment, in the Foreign Loans Latin America segment and  loans in the Small and Medium Businesses segment. To determine the amount of the allowance corresponding to the "loans individually reviewed", which are considered impaired, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For "loans individually reviewed" and not considered to be impaired, loans are classified on different rating categories using several qualitative and quantitative factors applied through internally developed models. Inherent losses for each rating are estimated considering our historical experience on this portfolio, which is a low-default portfolio, and we monitor our inherent loss estimate against market-wide loss experiences. To determine the amount of the allowance corresponding to "loans reviewed on a portfolio basis", loans are segregated into classes considering the underlying risks and characteristics of each group.  The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and credit loss experience over the most recent years.

Effective December 31, 2010 we changed the detailed methodology used to estimate our allowance for loan and lease losses for “loans reviewed on a portfolio basis” which was previously based on transition matrices. In connection with the requirements to measure credit risk under Basel II we began a few years ago to develop models with stronger statistical basis and that captured a significantly higher quantity of indicators in order to estimate probabilities of default and amounts of default and we also started to build the databases required to apply those models. As a result of the weakened economic environment observed in late 2008, we also noticed that adjustments to reflect economic environment conditions were required to the amounts of allowance estimated using transition matrices because those matrices were “lagging” in capturing in a relatively short period the effects of significant changes in the economic conditions. As result of those developments we implanted the new detailed methodology effective December 31, 2010.

The current methodology takes into account two components to quantify the amount of the allowance:  the probability of default by counterparty (Probability of Default or “PD”) and the potential and expected timing for recovery on defaulted credits (Loss Given Default or “LGD”) wich are applied to the outstanding balance of the loan. Measurement and assessment of these components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of inputs which are different for each class and include, amongst others, income, equity, past loan experiences, level of indebtedness, economic sector that affects collectability and other attributes of each counterparty and of the economic environment.  These models are updated regularly for changes in economic and business conditions.

The change in methodology resulted in a reduction in the amount of the allowance for loans and leases as of December 31, 2010 (and in the amount of the provision for loan and losses charged to expense for such year) as compared to the one that would have resulted from the prior methodology of R$ 935.

Under the methodology used in periods before December 31, 2010 the allowance for loan losses for “loans reviewed on a portfolio basis” was determined for homogeneous credit portfolios through a process that considered the historical delinquency and credit loss experience during the past years, captured by transition matrices and applied to the current portfolio. Adjustments to historical loss rates were introduced when necessary to reflect changes in economic environment and current conditions, as the weakened economic environment seen during the last quarter of 2008 that affected the portfolio of loans granted before the economic deterioration that occurred during 2009.

The allowance is increased by provisions and recoveries of loans and leases, previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.

The accounting policy and methodology used by the entity to estimate probable losses incurred as of the balance sheet date from exposure to off-balance sheet commitments includes analysis of historical losses and existing economic conditions and is based on the analysis of commitments to extend credit (such as overdraft limits, pre-approved lending commitments, letters of credit outstanding (standby) and other) that have not yet been withdrawn by customers. The limits are continually monitored and changed, when allowed under the terms of the agreements with customers, according to customer behavior.

l) Investments in unconsolidated companies

Investments in unconsolidated companies, where we own between 20% and 50% of voting stock, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as Equity in earnings of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the Consolidated Balance Sheet. The outstanding balance of the investment includes goodwill and intangible assets related to those investments, when applicable, which are included in the analysis of whether a decline in value of the investment is considered to be "other-than- temporary".

Investments in companies of less than 20% of voting capital with no readily determinable market value under ASC 320 – Investments – Debt and Equity Securities are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

Goodwill and intangible assets related to affiliates are presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

m) Foreclosed assets, including real estate

Assets are classified as foreclosed properties and included in Other assets upon actual foreclosure.

Assets received upon foreclosure of loans, including real estate, are initially recorded at the lower of:

•	fair value minus estimated costs to sell, or
•	the carrying value of the loan.

The differences are recorded as a charge to the allowance for loan and lease losses.

Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to Non-interest expense. Costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

n) Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost which includes capitalized interest, in accordance with ASC 835-20, Interest - Capitalization of Interest, plus price level restatements up to June 30, 1997 (see Note 2a), less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets Leasehold improvements are amortized over the estimated economic life of the improvement.

Costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of ASC 360-10-35, Property, Plant, and Equipment – Subsequent Measurement when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2010.

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

o) Goodwill and other intangible assets

According to ASC 350, Intangibles – Goodwill and Other, goodwill is not amortized, but rather tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of each reporting unit’s fair value.

Our reporting units are either one of our operating segments or one level below an operating segment. A "reporting unit" would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component.  Our reporting units are one level below our operating segments except in the case of Itaú BBA which is a segment with no reporting units.

We determined June 30 of each year to be the date for performing such impairment test. During the years ended December 31, 2010, 2009 and 2008, goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded. There were no indicators of impairment that would have suggested another calculation be performed between July 1st and December 31, 2010, except with respect to goodwill of the reporting unit Redecad for which an impairment test was performed on December 31, 2010 and no impairment has been identified.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets are amortized over their expected useful lives which do not to exceed twenty years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized in Amortization of intangible assets in the consolidated income statement. Indefinite life intangible assets (consisting of certain brands) are tested annually for impairment by comparing the carrying amount with the estimated fair value of the intangible asset as of the date of the test. We determined June 30 of each year to be the date for performing such impairment test.

p) Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in ASC 740, Income Taxes. Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the statement of income in the period in which they are enacted. We treat interest and penalties on income taxes as a component of other non-interest expense.

ASC 740-10-25 Income Tax – Recognition, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of ASC 740 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. Interest and penalties on income taxes are treated as a component of other non-interest expense. ASC 740-10-25 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. See Note 21 for additional information.

q) Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist almost exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand as appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). We reinsure our risks with local reinsurers according to the Resolution No. 168 of December 17, 2007, which assures to local reinsurers the preferential offer of each cession of reinsurance in a minimum amount of 60% of the assigned premiums, up to January 16, 2010, and of 40%, after that date. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2010	2009	2008
Reinsurance receivables at period end	1,093	1,147	59
Earned premiums ceded under reinsurance contracts during the year ended December 31	791	759	340
Recoveries recognized under reinsurance contracts during the year ended December 31	714	521	317

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs.

The significant majority of our private retirement plans correspond to deferred annuities. Of the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the holders of the policies and we account for them as investment contracts in accordance with the requirements of ASC 944-20, Financial Services – Insurance – Insurance Activities. During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as service fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment, after a minimum holding period, and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as a result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest on investment contracts” in the consolidated statement of income.

At the end of a contractually stated term the amounts not redeemed by the customers are used to purchase an annuity, at terms contractually established at the date the customers entered into the plans. During the benefit’s pay-out phase, which is the period after the purchase of the annuity, we recognize a liability for future benefits policy.

We recognize an additional liability in accordance with ASC 944-20 during the accumulation phase if the present value of the expected benefit payments at the expected annuitization date exceeds the expected account balance at such annuitization date.

On the private retirement plans that are not considered investment contracts we recognize as revenue all amounts collected from customers and we recognize an expense for the recognition of a liability for future policy benefits.

Considering the reduced period since we have been offering retirement plans, the amount of liabilities for future benefits policy for annuities in the pay-out phase are minimal.

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at their full amount with monetary indexation only at the end of the contractually agreed term of the specific plan, which generally exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds, we refund an amount which is only a percentage of the amount originally deposited. We recognize as revenue on a straight line basis over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the recording of an actuarially determined provision for future prizes.

r) Deferred policy acquisition costs

The costs that vary with and relate to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy insurance and underwriting. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

Deferred policy acquisition costs related to insurance contracts are amortized over the expected lives of the contracts. Deferred policy acquisition costs are reduced, when applicable, by any premium deficiency.

s) Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the government pension funds, welfare benefits and redundancy plans, as appropriate, in Brazil and other countries where we operate, which are expensed as incurred. Such contributions totaled R$ 1,328, R$ 1,178 and R$ 747 at December 31, 2010, 2009 and 2008, respectively.

We also sponsor defined benefit plans and defined contribution plans that are accounted for in accordance with ASC 715-30, Compensation – Retirement Benefits – Defined Benefit Plans – Pension. Accounting for defined benefit plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions to the plan during the relevant period. Some of the business we acquired also sponsor healthcare post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with ASC 715-60, Compensation – Retirement Benefits – Other Postretirement

Pursuant to ASC 715-20, Compensation – Retirement Benefits – Defined Benefit Plans - General, we recognize deferred actuarial gains and losses and unrecognized prior service cost in the consolidated balance sheet, directly against stockholders’ equity (“Other Accumulated Comprehensive Income – Defined Benefit Pension Plans and Other Post-Retirement Plans”).

A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. A settlement is a transaction that is an irrevocable action, relieves the employer (or the plan) of primary responsibility for a pension or postretirement benefit obligation, and eliminates significant risks related to the obligation and the assets used to effect the settlement.

A gain or loss from a plan curtailment is the sum of two elements: (a) the recognition in income of deferred prior service cost associated with years of service no longer expected to be rendered and (b) the change in the projected benefit obligation, net of any unrecognized gains or losses.

If the curtailment causes the projected benefit obligation to decline, the gain is netted against any unrecognized net loss, if any, and any excess gain is a curtailment gain. If the curtailment causes the projected benefit obligation to increase, the loss is netted against any unrecognized net gain of the plan, if any, and any excess loss is a curtailment loss.

When a settlement takes place, a gain or loss is recognized for the amount of unrecognized gains and losses previously recognized in Accumulated Other Comprehensive Income plus or less the gain or loss on settlement. When only a part of the projected benefit obligation is settled, the employer should recognize a pro rata portion of the aggregate gain or loss with the pro rata factor computed as the percentage reduction in the projected benefit obligation due to the partial settlement.

Share-Based Compensation

We account for our Share-Based Compensation plans according to ASC 718 – Compensation – Stock Compensation. This guidance requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments. The fair value of other awards such as restricted stock units are measured based on the fair value of the underlying equity instrument.

Since the exercise price of some of our stock options is adjusted based on changes in a general inflation index they should be accounted for as a liability award under ASC 718. Our other awards that have no exercise price are accounted for as equity awards under ASC 718.

t) Guarantees granted

We recognize a liability, presented under “Other Liabilities”, for the fair value of guarantees granted at the date on which we issue the guarantee. Fair value is generally represented by the price we charge the customer to issue the guarantee. Subsequent to issuance of the guarantee we recognize a reduction in the amount of the fair value originally recorded over the period from issuance until the guarantee expires. We recognize the reduction in “Fee and Commission Income” in the consolidated statement of income. If we conclude that it is probable that we will incur a loss in relation to the guarantee issued, we recognize a provision for the estimated amount of the probable loss which is also presented under “Other liabilities” in the consolidated balance sheet.

u) Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in ASC 450, Contingencies.

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

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations consummated before January 1, 2009, are recognized when a claim is asserted with simultaneous recognition of the corresponding receivable, when its collectability is considered probable. For business combinations consummated after January 1, 2009, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

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

Earnings per share are presented based on the two types of stock issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders' equity) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by ASC 260, Earnings Per Share.

Itaú Unibanco Holding has issued stock options and other stock based compensation instruments (Note 26) whose dilutive effects are reflected in diluted earnings per share by application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase our own stock.

y) Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

z) Accounting guidance applicable for the year ended December 31, 2010

In September 2010, FASB issued ASU 2010-25, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans”. The amendment requires that loans to participants be classified as accounts receivables from participants, and be separated from investment plans and measured at the unpaid loan principal balance plus any accrued interest not yet paid. The amendment is effective for fiscal periods ending after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”. The will codify ASU previously-issued technical amendments to various rules, forms and schedules under the Securities Act of 1933 and the Securities Exchange Act of 1934. The amendments, issued by the SEC on April 2009, were a result of the implementation of revised guidance on business combinations and noncontrolling interests in consolidated financial statements under ASC 805 and ASC 810. The purpose of the amendments is to eliminate obsolete terminology and revise reporting and disclosure requirements to achieve consistency between the SEC´s compliance requirements and ASC 805 and ASC 810. The adoption of this amendment to ASC did not have impact in our consoled financial statements.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about Credit Quality of Financing Receivables and Allowance for Credit Losses”. The guidance of this ASU requires a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and the allowance for loan losses are being presented without comparatives (as allowed by ASU 2010-20) in these financial statements.

In April 2010, the FASB issued ASU 2010-18, “Receivables (Topic 310), Effect of Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. As a result of the amendments in this guidance, modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The guidance in this ASU is effective in the first interim or annual period ending on or after July 15, 2010 and is to be prospectively applied. The adoption of this amendment to ASC did not have impact in our consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The guidance in this ASU clarifies and amends the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010. The adoption of this amendment to ASC did not have impact in our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds”. The guidance deferred the effective date of certain recent amendments and clarified other aspects of the ASC 810 amendments. As a result of the deferral, a reporting entity will not be required to apply the recent amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This guidance also clarified how a related party´s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the guidance also clarified that a quantitative calculation should not be the sole basis for evaluating whether a decision maker´s or service provider´s fee is a variable interest. The impact of adopting this guidance was not material.

In January 2010, the FASB issued ASU 2010-06, ”Fair Value Measurements and Disclosures”. The guidance requires the disclosure of the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The effects of adoption and the required disclosures are presented in Note 28.

In June 2009, the FASB issued an amendment to ASC 860, Transfers and Servicing, through the issuance of SFAS 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement 140”. Subsequently, on December 2009, ASU 2009-16 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement 140” was issued. This amendment to ASC 860 removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810 to qualifying special purpose entities. ASC 860 changes the requirements for derecognizing financial assets modifying the financial components approach and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. This amendment to ASC 860 removes the special provisions for guaranteed mortgage securitizations and, as a result, requires those securitizations to be treated the same as any other transfer of financial assets within the scope of ASC 860. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This guidance was effective for Itaú Unibanco on January 1, 2010. The adoption of this guidance did not have any material impact on our financial condition or results of operations.

Also on June 2009, the FASB issued an amendment to ASC 810, Consolidation, through the issuance of SFAS 167 “Amendments to FASB Interpretation 46(R)”. Subsequently, on December 2009, ASU 2009-17 “Amendments to FASB Interpretation 46(R)” was issued. This amendment to ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. ASC 810 also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.  ASC 810 requires enhanced disclosures that provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This guidance was effective for Itaú Unibanco on January 1, 2010. The adoption of this guidance did not have a material impact on the financial condition or results of operations, and the additional required disclosures are presented in Note 1b and on the face of our consolidated Balance Sheet.

aa) Recently issued accounting guidance applicable for future periods

In April 2011, the FASB issued ASU 2011-03, “Reconsideration of effective control for repurchase agreements”, which intends to improve financial reporting of repurchase agreements and other agreements, that obligate a transferor to repurchase or redeem financial assets before their maturity. This amendment removes from the evaluation of the effective control over a financial asset the criterion that considered the transferor's ability to repurchase or redeem the asset according to agreed-upon conditions. This ASU is effective on the first interim or annual period starting on or after December 15, 2011. Early adoption is not permitted. We are evaluating the potential impact of the guidance in this ASU.

In January 2011, the FASB issued ASU 2011-01 Receivables (Topic 310), “Deferral of the effective date of disclosures about troubled debt restructurings”, which deferred on a temporary basis the implementation of paragraphs 310-10-50-31 to 310-10-50-34 of ASU 2010-20, which address troubled debt restructuring. However, in April 2011, the FASB issued ASU 2011-02 Receivables (Topic 310), “A creditor’s determination of whether a restructuring is a troubled debt restructuring”, and established that the disclosures postponed by the ASU 2011-01 should be presented for annual or interim periods beginning on or after June 15, 2011. Additionally, the ASU 2011-02 assists creditors in identifying any restructured troubled debts. We are evaluating the potential impact of the guidance in this ASU.

In December 2010, FASB issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This amendment sets forth that the step 2 of the impairment test, which measures the amount of impairment, shall be performed in case the business unit has a zero or a negative carrying amount, and is more likely than not that an impairment exists. This amendment is effective for fiscal periods beginning after December 15, 2010. We are assessing the impact of this change.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of supplementary pro forma information for business combinations”. The amendment is intended to clarify the pro forma disclosures required for a business combination occurring during the reporting period. The amendment is effective prospectively for business combinations occurred on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We are evaluating the potential impact of the guidance in this ASU.

In October 2010, the FASB issued ASU 2010-26, Financial Services – Insurance (Topic 944), which addresses the accounting for costs associated with acquiring or renewing insurance contracts, and specifies which costs related to these activities may be deferred. This ASU is effective for fiscal years and interim periods beginning on or after December 15, 2011. Early adoption is permitted. We are evaluating the potential impact of the guidance in this ASU.

In September 2010, the FASB issued ASU 2010-24, “Presentation of Insurance Claims and Related Insurance Recoveries” which amends ASC 954 to reflect the Emerging Issues Task Force (“EITF’) consensus that the insurance guidance for health care entities should require these entities to reflect their gross exposure to claims liabilities with a corresponding receivable for insurance recoveries. The amendments align the accounting requirements for health care entities with other industries. The guidance in the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early adoption permitted. We are evaluating the potential impact of the guidance in this ASU.

In August 2010, the FASB issued ASU 2010-22, “Technical Corrections to SEC Paragraphs – An announcement made by the staff of the SEC”. The guidance in the ASU primarily amends various SEC paragraphs based on external comments received as well as the issuance of Staff Accounting Bulletin (“SAB”) 112, which amends or rescinds portions of certain SAB topics. The guidance will also amend the XBRL taxonomy.We are evaluating the potential impact of the guidance in this ASU.

In April 2010, the FASB issued ASU 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments”. It clarifies that an insurance enterprise should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s own interests. Accordingly, the insurer should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The guidance in this ASU amends to ASC 944-80 to clarify when special accounting for investments in consolidation is appropriate. The guidance in this ASU is effective for interim periods and fiscal years beginning after December 15, 2010 and is to be retrospectively applied. We are evaluating the potential impact of the guidance in this ASU.

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this amendment to ASC did not have impact in our consolidated financial statements.

NOTE 3 – BUSINESS DEVELOPMENT

Relevant business developments during the years ended December 31, 2010, 2009 and 2008

a) Unibanco and Unibanco Holdings

On November 3, 2008, the controlling stockholders of Itaúsa and Unibanco entered into an agreement (the “Association Agreement”) to combine the financial operations of Itaú Unibanco and Unibanco Holding (“Unibanco”) through which Unibanco would become a wholly-owned subsidiary of Itaú Unibanco Holding, in order to establish the largest financial conglomerate in the Southern Hemisphere Unibanco Holdings is a holding company whose only relevant activity is to hold an interest in Unibanco. Unibanco was until its acquisition a financial institution that provided, directly and indirectly through its subsidiaries, a wide range of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers with operations outside Brazil through offices, branches and subsidiaries in Grand Cayman (Cayman Islands), New York (USA), Asunción (Paraguay), Luxembourg, and Geneva (Switzerland). Both Unibanco and Unibanco Holdings were publicly-traded companies in Brazil and in the United States, and were delisted on April 13, 2009 and April 27, 2009, respectively.

The transaction was completed through the issue, by Itaú Unibanco Holding, (former Banco Itaú Holding Financeira S.A.) of 557,475,607 common shares and 675,660,843 preferred shares to the former stockholders of Unibanco and Unibanco Holdings (after giving retroactive effect to the bonus shares in August 2009). The exchange ratio of preferred shares was calculated based on the average quoted market price of the Units(certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and the average quoted market price of the preferred shares of Itaú Unibanco Holding in the last 45 sessions before November 3, 2008 at BM&F Bovespa. The exchange ratio of common shares of Unibanco and Unibanco Holdings for shares of Itaú Unibanco Holding was determined as part of the Association Agreement. The exchange ratio was the same for controlling and noncontrolling stockholders that held common shares. The exchange ratios are as follows:

Number of shares of Unibanco and of Unibanco Holdings exchanged for 1 share of Itaú Unibanco
Common	1.1797 = 1
Preferred	3.4782 = 1
Unit	1.7391 = 1
Global Depositary Receipts	0.17391 = 1

The completion of this transaction was conditional to the approval of the transaction by the BACEN, which was obtained on February 18, 2009. At the Extraordinary Stockholders’ Meetings of Unibanco, Unibanco Holdings and Itaú Unibanco Holding that took place during November 2008, the transaction was approved and the new members of the Board of Directors of Itaú Unibanco Holding were appointed. Those stockholders’ decisions were also conditional to approval of the transaction by the BACEN. After the approval from BACEN, the new members of the Board of Directors took office. We consider February 18, 2009 to be the acquisition date for accounting purposes.

The purchase price consideration of this transaction comprised:

a)	R$ 24,612, which corresponds to the fair value of the shares issued, based on the market price of Itaú Holding´s common and preferred shares on February 18, 2009, and
b)
R$ 46, which corresponds to replacement awards issued with respect to stock-based compensation plans of Unibanco and Unibanco Holdings. Itaú Unibanco Holding was required under Brazilian law to issue replacement awards for Unibanco plans and as a result a portion of the value of the replacement awards, attributed to the period prior to the business combination, has been allocated as consideration for the business acquired. Replacement awards issued are R$ 33 under the “Simple Stock Option” plan and R$ 13 under the “Program for Partners” plan of Unibanco (Note 26). Replacement awards have been measured at fair value on the date of acquisition.

There are no contingent consideration agreements. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition.

No measurement period adjustments have been recognised subsequent to the acquisition date.

Cash and cash equivalents	17,262
Interest-bearing deposits in other banks	770
Securities purchased under resale agreements	26,922
Central Bank compulsory deposits	2,093
Trading assets, at fair value	21,265
Available-for-sale securities, at fair value	18,547
Held-to-maturity securities, at amortized cost	836
Net loans and leases	69,644
Investments in unconsolidated companies - Redecard	3,891
Investments in unconsolidated companies - Others	1,166
Premises and equipment, net	1,155
Intangible assets	13,517
Deferred tax asset, net	1,560
Deferred tax asset for excess tax-deductible goodwill	7,155
Other assets	15,557
Total assets purchased	201,340
Non-interest and interest-bearing deposits	56,762
Securities sold under repurchase agreements	33,545
Short and long-term borrowings	38,813
Other liabilities	45,228
Total liabilities assumed	174,348
Net asset at fair value	26,992
Fair value of non-controlling interests	(1,503)
Shareholders’ equity attributable to Itaú Unibanco	25,489
Purchase price	24,659
Bargain purchase gain	830

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 17,889. The purchase price allocation resulted in an initially recognized goodwill of R$ 6,323. Since tax deductible goodwill exceeded the amount of initial goodwill a deferred tax asset for such surplus of tax deductible goodwill was recognized, which resulted in a bargain purchase gain of R$ 830 recorded in “Other non-interest income”.

The intangible assets purchased consist of trademarks, customer relationships, including core deposit intangibles and contractual and non-contractual relationships with customers arising from the different products offered by Unibanco, business contracts including distribution channels and certain software intangibles. We have originally determined on acquisition that trademarks had an indefinite life, but during 2010, we started the project to convert “Unibanco” branches into “Itaú” branches and we decided to gradually discontinue the use of certain brands and we have concluded that such brands are no longer indefinite lived intangible assets and as such these brands are being amortized on a straight-line basis over two years (as described in Note 13). We expect to amortize the intangible assets related to customer relationships on a straight-line basis over periods between 2 and 15 years, business contracts over periods between 3 and 9 years, and software in approximately 5 years. These intangible assets were allocated to our reporting units as follows: R$ 5,857 to Commercial Bank – Individuals, R$ 1,051 to Commercial Bank – Insurance, R$ 585 to Commercial Bank – Wealth Management & Services, R$ 825 to Itaú BBA, R$ 500 to Consumer Credit – Vehicles, and R$ 4,699 to Consumer Credit – Cards and Financing.

The fair value of the amount presented as Fair Value of Non-controlling Interests in subsidiaries corresponding to common shares of Unibanco Participações Societarias S.A. (“UPS”) was estimated by applying a market approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on the estimated fair value of the equity interests held by UPS.

Liabilities arising from contingencies of R$ 569 and R$ 64 were recognized on the date of acquisition for civil claims and tax lawsuits, respectively. Both contingencies were classified as possible or remote and were reasonably estimated as future losses by management.

In connection with the business combination with Unibanco, we acquired certain loans that were deemed to be credit-impaired. See Note 9 for further details on this transaction.

b) Redecard S.A.

On February 20, 2009, we signed an agreement with Banco Citibank S.A. (“Citibank”), the controlling stockholder of Redecard S.A. (“Redecard”) in which: (i) Citibank was authorized to sell the Redecard shares through a public offering, and (ii) as stated by the stockholders’ agreement, Citibank granted to Itaú Unibanco Holding the preemptive right to acquire 24,082,760 shares of Redecard. The preemptive right was exercised on March 23, 2009 and we acquired those shares on March 30, 2009. Considering the prior interest we had in Redecard, that represented (after the business combination with Unibanco) 46.4% after the acquisition, we became the controlling stockholder of Redecard, with over 50.01% interest of the voting stock of Redecard.

Under ASC 805, Itaú Unibanco is required to remeasure previously held equity interests to fair value at the date it acquired control (in this case, March 30, 2009), and record the gain or loss directly to the statement of income. The gain recognized as a result of remeasuring to fair value our original 46.4% interest in Redecard was recorded in “other non-interest income”, as summarized below:

Original Redecard common shares – in thousands of shares	312,403
Quoted market price at date of acquisition – in R$	28.50
Fair value of our initial investment in Redecard	8,903
Less carrying amount	4,373
Pre-tax gain	4,530

The following table summarizes the consideration for the purchase of Redecard and the allocation of the assets acquired and liabilities assumed that were recognized at the acquisition date, the fair value at the acquisition date of the non-controlling interest and the determination of goodwill:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	175
Premises and equipments, net	306
Intangible assets	5,572
Receivables from banks issuers of credit cards	12,103
Other assets	249
Total assets purchased	18,405
Deferred tax liability	1,978
Payable to merchants	10,933
Other liabilities	787
Total liabilities assumed	13,698
Total shareholders’ equity – 100%	4,707
Fair value of non-controlling interests	(9,590)
Goodwill	14,376
Purchase price	9,493
Amount paid in cash	590
Fair value of our original investment in Redecard	8,903

Intangible assets acquired consist of: the trademark and customer relationships. We expect to amortize the customer relationship intangible assets on a straight-line basis over a period between 5 and 40 years depending on the type of customer and we consider the trademark to currently have an indefinite life. These intangible assets were allocated to the Consumer Credit segment.

The goodwill of R$ 14,376 was assigned to the Consumer Credit segment and to the reporting unit Redecard. No measurement period adjustments have been recognized subsequent to the acquisition date.

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 557. As provided for in this legislation, goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment.

The fair value of the non-controlling interest in Redecard was determined by applying the market approach, based on the quoted price on March 30, 2009 and, as a result, the measurement is a Level 1 measurement under ASC 820.

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

In order to implement the agreement the assets and liabilities of Itau Seguros S.A related to the activities in residential and automobile insurance have been spun-off and transferred to a company denominated ItaúSeguros Veículo e Residência Holding S.A. (“ISAR Holding”) which at that time was a wholly subsidiary owned by Itau Unibanco. The net book assets transferred amounted to R$ 950.

The shares of ISAR Holding were contributed to PSSA in exchange for a direct 30% interest in PSSA on November 30, 2009 which is the date of the transaction.

Also in November 2009, both Itaú Unibanco Holding and the controlling shareholders of PSSA contributed their shares to Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”), which after this transaction is the controlling shareholder of PSSA. PSIUPAR holds approximately 70% of the shareholders’ equity of PSSA.  Itaú Unibanco Holding holds a voting and total interest of 43.9% in PSIUPAR.

As a result of this transaction, we have deconsolidated our previous subsidiary ISAR Holding and at the date of the deconsolidation we recognized a gain before taxes of R$ 936 (recorded in “other non-interest income”).

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

PSIUPAR is accounted for as an equity method investee (as disclosed in Note 11) and the intercompany transactions between the parties are disclosed as related party transaction (as disclosed in Note 33).

Even though the transaction occurred in 2009, we only concluded the process of allocating the difference between the value of the interest held in PSIUPAR and the interest in its net assets during 2010. This allocation is shown below:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	11
Held-to-maturity securities	1,663
Available-for-sale securities	271
Net loans	270
Premises and equipment, net	226
Intangible assets	874
Other assets	850
Total assets purchased	4,165
Deposits	54
Short and long-term borrowings	39
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization	1,754
Other liabilities	830
Total liabilities assumed	2,677
Interest in PSIUPAR’s net assets - 43.9%	1,488
Fair value of interest held in PSIUPAR	1,886
Goodwill	398

The goodwill calculated in the transaction is presented as part of the investment in PSIUPAR, as an investment in unconsolidated companies, and its recoverable amount is analyzed in relation to the total investment in the affiliate (including goodwill).

d)	Itaúsa Export S.A. and its subsidiary Itaúsa Europa Investimentos SGPS Lda.– Transaction between entities under common control

The Association Agreement entered into for the transaction of Unibanco and Unibanco Holdings described in Note 3a. required as condition precedent for its consummation that Itaú Unibanco Holding should acquire all shares of Itaúsa Export S.A. (Itaúsa Export) and Itaúsa Europa Investimentos SGPS Lda  (Itaúsa Europa) that were held by Itaúsa, the then controlling shareholder of all of Itaú Unibanco Holding, Itaúsa Export and Itaúsa Europa. On November 12, 2008, Itaú Unibanco, signed a contract with Itaúsa for the acquisition of a 77.77%  total and 80.00% voting interest of Itaúsa Export and of a 12.13% total and voting interest of Itaúsa Europa (Itaúsa Europa, itself is a subsidiary of Itausa Export). Itaúsa Export is a private holding company domiciled in Brazil which main investment is the holding of interest in Itaúsa Europa. Itaúsa Europa is a private holding company domiciled in Portugal, which main investments are the following: (i) shareholding in entities involved in private banking business outside Brazil, including: Banco Itaú Europa S.A. (Itaú Europa), the main operating entity, domiciled in Portugal and its subsidiaries Banco Itaú Europa International (BBI), domiciled in Miami and BIE Bank & Trust (BIE Lux), domiciled in Luxembourg, and (ii) 51% interest in IPI – Itaúsa Portugal Investimentos, SGPS Lda. (IPI), an entity that holds a 19% total and voting interest in Banco BPI S.A., one of the largest banks in Portugal. Before this transaction, Itaú Unibanco Holding already held a 22.23% total and 20.00% voting interest in Itaúsa Export and a 49% total and voting interest in IPI that were accounted for under the equity method.

The transaction was consummated with the payment of R$ 587 in cash and the issuance of 23,050,428 common shares of Itaú Unibanco (after giving retroactive effect to the bonus shares in April 2009). The cash was paid and the shares were delivered on November 27 and 28, 2008, respectively. In addition, the price of this transaction was adjusted, based on the difference of BPI share price between October 31, 2008 (base date for setting the purchase price or price 1) and November 3, 2010 (price 2), which was reimbursed by Itaúsa in the amount of R$ 70. The reason for this price adjustment is that the parties understand that the quoted market price of BPI shares in October 2008 does not reflect its actual value, because of the global economic crisis. The purchase price adjustment was accounted for as a derivative financial instrument at fair value with gains and losses recognized in income.

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

e) BBA HE Participações S.A.

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

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents comprises the following :

	12/31/2010	12/31/2009
Cash and due from banks	5,568	5,355
Interest-bearing deposits in other banks	32,365	60,101
TOTAL	37,933	65,456

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds with the Central Bank or, in case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and amounts:

	12/31/2010	12/31/2009
Non-interest bearing deposits	4,736	4,042
Interest-bearing	81,054	9,827
TOTAL	85,790	13,869

NOTE 6 – TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table :

	12/31/2010	12/31/2009
Investment funds (*)	47,304	39,347
Brazilian federal government securities	69,661	23,985
Brazilian government external debt securities	667	222
Government debt securities – other countries	9,353	1,058
Argentina	293	179
United States	8,714	748
Mexico	29	10
Russia	45	-
Chile	248	77
Uruguay	24	30
Other	-	14
Corporate debt securities	3,404	2,226
Marketable equity securities	1,825	1,142
Derivative financial instruments	7,789	5,549
Options	1,752	1,819
Forwards	2,060	378
Swaps	2,987	2,900
Credit derivatives	261	15
Other derivatives	729	437
TOTAL	140,003	73,529
(*) Includes investment funds with respect to investment contracts (see Note 2q).

Net unrealized (losses) gains included in trading assets as of December 31, 2010, 2009 and 2008 amounted to R$ 971, R$ 559 and R$ 1,414, respectively.

The net change in unrealized gain or loss on trading assets held as of December 31, 2010, 2009 and 2008 was R$ 412, R$ (855) and R$ 1,153, respectively.

NOTE 7 - AVAILABLE-FOR-SALE SECURITIES

The fair values and corresponding amortized cost of available-for-sale securities as of December 31 were:

	12/31/2010				12/31/2009
		Unrealized				Unrealized
	Amortized cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair value
Investment funds	758	14	(2)	770	1,247	13	(1)	1,259
Brazilian federal government securities	10,681	268	(106)	10,843	14,324	140	(21)	14,443
Brazilian government external debt securities	4,965	202	(449)	4,718	2,060	197	(277)	1,980
Government debt securities – other countries	4,737	4	(182)	4,559	7,261	25	(43)	7,243
Portugal	-	-	-	-	26	-	-	26
United States	679	-	-	679	17	-	-	17
Austria	-	-	-	-	212	1	-	213
Denmark	2,109	-	(93)	2,016	1,995	6	(30)	1,971
Spain	777	-	(43)	734	1,090	3	-	1,093
Korea	262	-	(26)	236	1,750	12	(5)	1,757
Chile	454	1	(2)	453	1,278	3	(7)	1,274
Paraguay	272	2	(18)	256	417	-	-	417
Uruguay	184	1	-	185	476	-	(1)	475
Corporate debt securities	22,179	460	(266)	22,373	14,852	251	(137)	14,966
Marketable equity securities	647	748	(22)	1,373	893	869	(390)	1,372
TOTAL	43,967	1,696	(1,027)	44,636	40,637	1,495	(869)	41,263

The amounts reclassified from Other Accumulated Comprehensive Income correspond to the following amounts :

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Gross realized gains during the year upon sale of the securities	277	384	131
Gross realized losses during the year upon sale of the securities	(57)	(173)	(245)
Other-than temporary impairment losses (Note 24b)	(20)	(56)	(53)
Realized gain upon exchange of shares of Bovespa Holding S.A. (Note 24a)	-	-	424
TOTAL	200	155	257

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	12/31/2010
	Amortized cost	Fair value
Due within one year	14,378	13,647
From 1 to 5 years	11,816	11,992
From 5 to 10 years	7,252	7,416
After 10 years	5,810	6,081
No stated maturity	4,711	5,500
TOTAL	43,967	44,636

During the years ended December 31, 2010, 2009 and 2008 we recognized losses of R$ 20, R$ 56 and R$ 53, respectively, for impairment of available-for-sale securities under "Other non-interest expenses" in the consolidated statement of income.

As of December 31, 2010 and 2009, in our available-for-sale securities portfolio there are no securities in a continous loss position for over 12 months.

NOTE 8 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	12/31/2010				12/31/2009
	Amortized cost	Unrealized		Fair value	Amortized cost	Unrealized		Fair value
		Gains	Losses			Gains	Losses
Brazilian federal government securities	2,099	569	-	2,668	1,273	299	-	1,572
Brazilian government external debt securities	226	28	-	254	238	42	-	280
Government debt securities – other countries	16	-	-	16	17	-	-	17
Corporate debt securities	165	7	-	172	234	21	-	255
TOTAL	2,506	604	-	3,110	1,762	362	-	2,124

The amortized cost and fair value of held-to-maturity securities, by maturity, were as follows:

	12/31/2010
	Amortized cost	Fair value
Due within one year	283	288
From 1 to 5 years	343	383
From 5 to 10 years	61	308
After 10 years	1,819	2,131
TOTAL	2,506	3,110

We have no held-to-maturity securities that have been in a continuous unrealized loss position for over 12 months as of December 31, 2010 and 2009.

NOTE 9 - LOANS AND LEASES

Below we present our loans by type of loan at December 31, 2010 and 2009.

	12/31/2010	12/31/2009
Commercial	141,708	113,223
Industrial and other	132,670	104,505
Import financing	2,342	1,895
Export financing	6,696	6,823
Real estate loans	16,271	10,939
Leases, mainly vehicles	37,704	47,230
Public sector	1,138	1,611
Individuals	95,923	67,601
Overdraft	4,204	4,119
Consumer Finance operations, including vehicles	54,658	32,701
Credit card	37,061	30,781
Agricultural	5,425	5,132
TOTAL	298,169	245,736

a)	Impaired loans and leases

As of December 31, 2010 and 2009, the recorded investment in impaired loans amounted to R$ 14,256 and R$ 14,165, respectively, and our non-accrual loans and leases amounted to R$ 15,164 and R$ 15,499, respectively.

For the years ended December 31, 2010 and 2009 the recorded average investment in impaired loans amounted to approximately R$ 15,195 and R$ 10,895, respectively. As of December 31, 2010 and 2009, the investment recorded in impaired loans requiring an allowance for loan and lease losses based on individual analysis, per ASC 310-10-10-50 guidelines, was R$ 884 and R$ 1,845, and the related allowance for loan and lease losses was R$ 454 and R$ 737, respectively. During the year ended December 31, 2010 and 2009 interest income recognized on impaired loans totaled R$ 2,593 and R$ 560.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income forgone on our non-accrual loans for 2010 and 2009 is R$ 3,440 and R$ 1,564, respectively.

The following table presents impaired loans by types of financial receivables for which the allowance is measured following the guidelines of ASC 310-10-50 and for which we measure the amount of the allowance following the criteria for "loans individually reviewed" as of December 31, 2010:

		12/31/2010
	Recorded Amount	Unpaid principal balance	Related Allowance for loan losses	Average book value	Recognized interest revenue

Corporate	884	871	454	1,371	50

Total	884	871	454	1,371	50

b) Analysis by age

The following table presents an age analysis of the past due loans as of December 31, 2010. We consider as past due those loans that are at least 1 day past due with respect to the contractual due date.

	12/31/2010
	Current and past due Up to 30 days	Past due from 31 to 60 days	Past due from 61 to 90 days (*)	Past due over 90 days	Total past due over 30 days	Total
Individuals	115,540	3,347	1,624	7,978	12,949	128,489
Credit Card	32,705	401	372	2,719	3,492	36,197
Personal Loans	21,045	525	336	2,112	2,973	24,018
Vehicles	54,044	2,331	872	3,007	6,210	60,254
Mortgage Loans	7,746	90	44	140	274	8,020

Corporate	76,363	55	44	122	221	76,584

Small and Medium Businesses	73,171	1,114	710	4,619	6,443	79,614

Foreign Loans Latin America	13,385	31	15	51	97	13,482

Total	278,459	4,547	2,393	12,770	19,710	298,169
(*) Loans in non-accrual status. There are no loans more than 60 days overdue that are in accrual status

c) Credit quality indicators

We present below the main indicators of credit quality of the loans and leases broken down by portfolio segments and by class of finance receivables.

We use two main indicators to monitor credit quality: (a) a classification based on the probability of default, and (b) a ratio of non-performing loans to total loans.

Credit quality indicator - Classification based on probability of default

The classification in the different categories of credit quality is made as follows and updated monthly:
•
Corporate segment: Classification is based on information such as economic and financial situation of the client, its ability to generate cash, the economic group to which it belongs, the current economic and financial position and prospects for economic activity sector in which it operates, the collateral offered and the ultimate purpose of the loans granted.

•
For the remaining segments and classes: Classification is given based on statistical models of Credit scoring and Behaviour. In certain exceptional circumstances initial and subsequent classification may be performed through individualized analysis which are submitted to the appropriate credit committee levels.

The credit quality indicator is determined considering the PD of each client and grouped in four categories.

Loan quality indicators

The table below shows the correlation between the levels of risk as measured by the PD and the indicators of credit quality disclosed

Internal Rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher Risk	Higher than 25.95%

The table below shows the segregation of loans by class of finance receivables based on the credit quality indicators:

	12/31/2010
	Strong	Satisfactory	Higher Risk	Impaired	TOTAL
Individuals	66,639	43,116	10,270	8,464	128,489
Credit Card	16,157	14,153	3,144	2,743	36,197
Personal Loans	10,530	7,026	4,221	2,241	24,018
Vehicles	32,423	21,666	2,850	3,315	60,254
Mortgage Loans	7,529	271	55	165	8,020

Corporate	73,051	2,505	143	885	76,584

Small and Medium Businesses	47,918	17,029	9,811	4,856	79,614

Foreign Loans Latin America	13,431	-	-	51	13,482

Total	201,039	62,650	20,224	14,256	298,169
%	67.4%	21.0%	6.8%	4.8%	100.0%

Credit quality indicator – Ratio of non-performing loans to total loans

The table below includes the credit operations of the group that are considered “performing” and those that are considered “non-performing”. We define a loan as “non-performing” for purpose of this ratio when a loan is more than 60 days overdue.

	12/31/2010
	Performing	Non Performing	% NPL	Total
Individuals	118,886	9,603	7.5%	128,489
Credit Card	33,105	3,092	8.5%	36,197
Personal Loans	21,570	2,448	10.2%	24,018
Vehicles	56,375	3,879	6.4%	60,254
Mortgage Loans	7,836	184	2.3%	8,020

Corporate	76,418	166	0.2%	76,584

Small and Medium Businesses	74,285	5,329	6.7%	79,614

Foreign Loans Latin America	13,416	66	0.5%	13,482

Total	283,005	15,164	5.1%	298,169

d) Purchase and Sale of Loans

During the year ended December 31, 2010 we acquired loans amounting to R$ 4,918 in the Corporate segment. In the same period we sold R$ 1,092 of loans of the Corporate segment. We do not carry any loan as held for sale as of any date or for any of the periods presented.

None of the loans purchased presented credit quality deterioration as of the date of acquisition.

In connection with the business combination with Unibanco in 2009, we acquired certain loans that presented as of the date of acquisition deteriorated credit quality.
Purchased loans corresponding to the homogeneous loan portfolios were determined to be credit-impaired based on specific risk characteristics of the loan, including the product type, internal rating and past due status. We have aggregated these loans into pools with common risks characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

The table below seth foth information about these purchased credit-impaired loans at the acquisition date on February 18, 2009:

February 18, 2009
Contractually required payments (including interest)	4,116
Less: non-accretable difference	(2,882)
Cash flow expected to be collected representing undiscounted principal and interest at acquisition	1,234
Less: Accretable yield	(144)
Fair value of loans acquired	1,090

We determine the fair value of purchased credit-impaired loans at the acquisition date, by discounting the cash flows expected to be collected at market observable discount rates.  In determining the cash flows  expected to be collected, we used assumptions regarding default rates and loss severities. The accretable yield represents the excess of cash flows expected to be collected over the carrying value of the impaired loans. This amount is accreted into interest income over the expected lives of the pools of loans. The table below sets forth the accretable yield activitiy for these loans in the years ended December 31, 2010 and 2009:

Balance as of January 1, 2009	-
Acquisition of Unibanco	144
Accretion into interest income	(80)
Balance as of December 31, 2009	64
Balance as of January 1, 2010	64
Accretion into interest income	(64)
Balance as of December 31, 2010	-

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

NOTE 10 - ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses:

	12/31/2010	12/31/2009	12/31/2008
Balance at the beginning of the period	19,968	12,202	7,473
Provision for loan and lease losses	11,871	15,372	9,361
Credits charged off	(16,158)	(9,490)	(5,904)
Recoveries	4,457	1,884	1,272
Balance at the end of the period	20,138	19,968	12,202

The following table presents the finance receivables balances by segment and by classes and its related allowance for losses, including the break down of the loans by the method of calculating the impairment (individually and collectively):

	12/31/2010
	Impaired (*)		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I - Individually evaluated for impairment:

Corporate	884	454	75,700	617	76,584	1,071

II- Collectivelly evaluated for impairment:

Individuals	8,464	5,071	120,025	6,072	128,489	11,143
Credit Card	2,743	1,667	33,454	2,137	36,197	3,804
Personal Loans	2,241	1,403	21,777	2,115	24,018	3,518
Vehicles	3,315	1,938	56,939	1,771	60,254	3,709
Mortgage Loans	165	63	7,855	49	8,020	112

Small and Medium Businesses	4,857	3,412	74,757	4,293	79,614	7,705

Foreign Loans Latin America	51	35	13,431	184	13,482	219

Total	14,256	8,972	283,913	11,166	298,169	20,138
(*) During 2010 no loans were purchased by Itaú Unibanco with deterioration in the financial position and no amounts are outstanding as of December 31, 2010 from acquisitions in prior years.

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Ownership % as of 12/31/2010		12/31/2010 (a)					12/31/2009 (a)			12/31/2008 (a)
	Total	Voting	Stockholders’ equity	Net income (loss)	Investment	Equity in earnings (losses)	Market Value	Investment	Equity in earnings (losses)	Market Value	Equity in earnings (losses)
Investments accounted for under the equity method
Banco BPI S.A. (b)	19.04	19.04	4,091	336	779	64	524	1,018	(280)	903	148
Porto Seguro Itaú Unibanco Participações S.A. (c)	42.93	42.93	2,602	242	2,013	104	2,782	1,909	36	1,985	-
Itaú XL Seguros Corporativos S.A. (d)	-	-	-	-	-	9	-	123	22	-	7
Redecard S.A. (e)	-	-	-	-	-	-	-	-	147	-	278
Other (f)	-	-	-	-	257	131	-	466	66	-	41
Subtotal					3,049	308	-	3,516	(9)	-	474
Other investments recorded at cost	-	-	-	-	548	-	-	805	-	-	-
Total					3,597	308	-	4,321	(9)	-	474
(a) Amounts derived from the financial statements prepared in accordance with accounting principles adopted in Brazil in each case adjusted for US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.
(b) Banco BPI S.A. is an equity investee of IPI – Itausa Investimentos Ltda (“IPI”). The shares of IPI are owned 43% by Itaúsa Export S.A. and 57% by other subsidiaries of Itaú Unibanco Holding. During the year ended December 31, 2009 we recorded an impairment charge with respect to this investment of R$ 302.
(c) On August 23, 2009, Itaú Unibanco Holding obtained an equity interest in Porto Seguro S.A.. Total investment includes the amount of R$ 896 as of December 31, 2010 and R$ 936 as of December 31, 2009, which corresponds to the difference between the investment in net assets of Porto Seguro Itaú Unibanco Participações S.A., and the cost of investment. As of December 31, 2010 the difference between the investment in net assets and the cost of investments is composed as follows: (i) fair value of intangible assets of R$ 814, (ii) goodwill of R$ 398 and (iii) other differences of R$ (311). For purposes of market value, the quotation of Porto Seguros S.A. shares was taken into account.
(d) See Note 1b.
(e) See Note 3b.
(f) Other includes interest in the total capital and voting stock of the following companies : Latosol Empreendimentos e Participação Ltda (32.11% total capital and voting stock), Olímpia Promoção e Serviços S.A. (50% total capital and voting stock), Rosefiled Finance Ltd (50% total capital and voting stock), Serasa S.A. (24.39% of total capital and voting stock) and Tecnologia Bancária S.A. (14.86% total capital and 24.81% voting stock).

b) Summarized financial information

Information about the financial position and results of Redecard S.A., the investment that most contributed to our equity in earnings of unconsolidated companies as of December 31, 2008 and for the year ended December 31, 2008, is as follows (as from March 2009, Redecard started to be fully consolidated (Note 3b)):

Balance sheet - unaudited	12/31/2008

Total assets	14,645
Total liabilities	13,459
Stockholders’ equity	1,186
Investment	275

Statement of income - unaudited	01/01/2008 to 12/31/2008

Operating revenues	2,900
Operating expenses	1,109
Income before income tax	1,791
Income tax	592
Net income	1,199
Equity in earnings	278

c) Other information

Dividends, including interest on stockholders' equity, received from the investments accounted for under the equity method were R$ 85, R$ 63 and R$ 246 in the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 12 – PREMISES AND EQUIPMENT

	12/31/2010	12/31/2009	Annual depreciation rates (%)
Gross
Land	1,045	959
Buildings used in operations	3,027	2,647
Installations, furniture, equipment and security and communication	2,279	1,915
Data processing equipment	4,635	3,918
Cost of software developed or obtained for internal use	1,313	1,298
Transportation system	9	16
Assets held for sale	19	23
Other	143	349
TOTAL	12,470	11,125
Accumulated depreciation
Buildings used in operations	(1,892)	(1,718)	4
Installations, furniture, equipment and security and communication	(1,228)	(925)	10 to 25
Data processing equipment	(3,352)	(3,073)	20 to 50
Cost of software developed or obtained for internal use	(675)	(630)	20 to 33
Transportation system	(6)	(11)	20
Other	(166)	(196)	20
TOTAL	(7,319)	(6,553)
NET CARRYING AMOUNT	5,151	4,572

Depreciation expenses were R$ 1,476, R$ 1,250 and  R$ 756 for the years ended December 31, 2010, 2009 and 2008, respectively, and included expenses of  R$ 146, R$ 145 and R$ 109  from depreciation of cost of software developed or obtained for internal use.

Capitalized interest and depreciation of capitalized interest totaled R$ 23 and 19, respectively, in 2010, (R$ 23 and R$ 19, in 2009 and R$ 23 and R$ 18 in 2008).

Accumulated depreciation of lease totaled R$ 94, R$ 84 and R$ 72 at December 31, 2010, 2009 and 2008, respectively. The only class of assets accounted for in lease is buildings used in operations.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

No goodwill impairment loss was recorded for the years ended December 31, 2010, 2009 and 2008. The following table presents the movement of aggregate goodwill for the years ended:

	12/31/2010	12/31/2009

Commercial bank segment
Opening balance – gross amount	177	224
Accumulated impairment losses	-	-
Opening balance – net amount	177	224
Effect of exchange rate on goodwill on entities outside Brazil	(7)	(47)
Closing balance - gross amount	170	177
Accumulated impairment losses	-	-
Closing balance net amount	170	177

Itaú BBA segment
Opening balance – gross amount	36	36
Accumulated impairment losses	-	-
Opening balance – net amount	36	36
Closing balance - gross amount	36	36
Accumulated impairment losses	-	-
Closing balance net amount	36	36

Consumer credit segment
Opening balance – gross amount	14,498	163
Accumulated impairment losses	-	-
Opening balance – net amount	14,498	163
Addition as a result of acquisition	-	14,376
Tax benefit in the realization of deductible goodwill	(40)	(41)
Closing balance - gross amount	14,458	14,498
Accumulated impairment losses	-	-
Closing balance net amount	14,458	14,498

Total goodwill
Opening balance – gross amount	14,711	423
Accumulated impairment losses	-	-
Opening balance – net amount	14,711	423
Addition as a result of acquisition	-	14,376
Effect of exchange rate on goodwill on entities outside Brazil	(7)	(47)
Tax benefit in the realization of deductible goodwill	(40)	(41)
Closing balance - gross amount	14,664	14,711
Accumulated impairment losses	-	-
Closing balance net amount	14,664	14,711

The table below shows the changes in intangible assets in the years ended December 31,

	2010					2009
	Exclusive access to customers of retailers and real estate brokers	Customer relationships (including Core Deposits)	Brand	Other	TOTAL	Exclusive access to customers of retailers and real estate brokers	Customer relationships (including Core Deposits)	Brand	Other	TOTAL
Opening balance	5,174	15,807	1,394	194	22,569	1,433	5,101	-	142	6,676
Additions as a result of transactions for the year:	367	178	-	-	545	4,270	14,144	1,394	114	19,922
Unibanco (Note 3a)	-	-	-	-	-	3,600	8,765	1,039	113	13,517
Redecard (Note 3b)	-	-	-	-	-	-	5,216	355	1	5,572
Other	367	178	-	-	545	670	163	-	-	833
Amortization for the year	(536)	(3,552)	(454)	(50)	(4,592)	(520)	(3,096)	-	(47)	(3,663)
Effect of exchange rate on intangible assets of entities outside Brazil	-	(4)	-	-	(4)	-	(58)	-	-	(58)
Termination of contracts	(20)	(76)			(96)	-	(38)	-		(38)
Impairment losses	(4)	(7)	-	-	(11)	-	(10)	-	-	(10)
Tax benefit in the realization of deductible goodwill arising from acquisitions	(9)	(238)		(16)	(263)	(9)	(236)	-	(15)	(260)
Closing balance	4,972	12,108	940	128	18,148	5,174	15,807	1,394	194	22,569
Gross balance	6,415	23,813	1,394	369	31,991	6,048	23,635	1,394	369	31,446
Accumulated amortization	(1,443)	(11,705)	(454)	(241)	(13,843)	(874)	(7,828)	-	(175)	(8,877)
Closing balances net	4,972	12,108	940	128	18,148	5,174	15,807	1,394	194	22,569
Weighted average useful life (in years)	11.3	3.1	0.0	4.3	4.7	12.3	4.1	0.0	5.4	5.5

Estimated amortization expense of intangible assets that have definite lives over the next five years are as follows:

Estimated amortization expense
2011	4,140
2012	2,967
2013	2,659
2014	1,709
2015	1,430

In 2010 we converted the "Unibanco" branches into "Itaú" branches and we decided to discontinue the use of "Fininvest" and "Unicard" brands. As a result,  we concluded that the "Unibanco", "Fininvest" and "Unicard" brands are no longer indefinite lived intangible assets. We are amortizing these brands from January 1, 2010 over their useful lives to Itaú Unibanco, which we determined to be two years. We have used a residual value of zero since the conditions established by ASC 350 for use of a residual value different from zero are not met.

The carrying value of Brands as of December 31, 2010 consists of both indefinite lived brands and definite lived brands, as follows:

	Indefinite life	Definite life
Gross amount	485	909
Accumulated amortization	-	(454)
Net amount	485	455

NOTE 14 - OTHER ASSETS

	12/31/2010	12/31/2009
Redecard- receivables from issuers of credit cards	18,061	9,521
Deferred tax assets (Note 21)	6,396	7,092
Prepaid taxes	4,189	5,404
Escrow deposits for taxes payable and challenged in court (Note 30b)	3,708	4,127
Escrow deposits for provision for contingent liabilities classified as possible (Note 30b)	3,300	3,234
Escrow deposits for provision for contingent liabilities classified as probable (Note 30b)	4,076	3,219
Receivables from reimbursement of contingent liabilities (Note 30b)	1,784	1,114
Service fees and commissions receivable	3,634	3,000
Securities trading and clearing accounts	2,073	746
Other escrow deposits	1,876	423
Prepaid expenses	1,707	2,003
Prepaid pension plan assets (Note 25c)	1,481	2,743
Receivable from the government administered fund – Fundo para Compensação de Variações Salariais (FCVS)	577	533
Receivables related to acquisitions (Note 35)	211	192
Deferred policy acquisition costs	197	299
Escrow account related to strategic partnerships with CBD and LASA	72	109
Foreclosed assets, net	69	218
Other	2,776	1,593
TOTAL	56,186	45,570

NOTE 15 – DEPOSITS

	12/31/2010	12/31/2009
Non-interest bearing deposits	26,439	25,884
Demand deposits	25,533	24,887
Other deposits	906	997
Interest-bearing deposits	176,221	165,024
Savings deposits	57,899	48,222
Time deposits	116,398	114,810
Deposits from other banks	1,924	1,992
TOTAL	202,660	190,908

NOTE 16 - SHORT-TERM BORROWINGS

	12/31/2010	12/31/2009
Trade financing borrowings	8,075	6,093
Local onlending	378	215
Euronotes	1,306	414
Fixed rate notes	92	408
Mortgage notes	10,595	7,854
Securities issued and sold to customers under repurchase agreements	101,207	65,520
Other short-term borrowings	1,388	221
TOTAL	123,041	80,725

Trade finance borrowings represent credit line available to finance imports and exports by Brazilian companies, usually denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	12/31/2010	12/31/2009

Trade financing borrowings	0.10% to 10.00%	1.00% to 13.28%
Local onlending	1.50% to 10.00%	1.50% to 11.50%
Euronotes	0.40% to 2.50%	0.23% to 10.91%
Fixed rate notes	1.35% to 10.37%	0.95% to 8.93%
Mortgage notes	2.04% to 10.64%	1.28% to 8.55%

Under "Securities issued and sold to customers under repurchase agreements", we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 70% and 112.4% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extend through September 2024.

NOTE 17 – LONG-TERM DEBT

	12/31/2010	12/31/2009
Local onlending	31,238	21,867
Euronotes	2,721	1,534
Fixed rate notes	550	148
Mortgage notes	1,217	971
Trade financing borrowings	5,967	5,907
Debentures	1,384	2,764
Subordinated debt	34,407	22,725
Other long-term debt (*)	7,284	3,060
TOTAL	84,768	58,976
(*) Including lease obligations in the amount of R$ 14 and R$ 27 as of December 31, 2010 and 2009, respectively.

a)   Local onlending

Local onlending represents amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of premises and equipment. Such amounts are due in monthly installments through 2033 and bear fixed interest rates up to 15% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or "TJLP"), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais – FINAME (National Industry Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for government development.  Under this arrangement, Itaú Unibanco Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. Onlending is at the risk of Itaú Unibanco Holding, and it is generally secured.

b)   Euronotes

	Original term in			Carrying amount (net of repurchases)
Maturity date	years	Currency	Coupon - %	12/31/2010	12/31/2009
2/9/2010	2	US$	11.41	-	3
2/10/2010	1	US$	3.12	-	2
2/22/2010	1	US$	4.50	-	2
6/21/2010	2	US$	6.25	-	3
6/21/2010	2	US$	6.20	-	6
6/22/2010	5		€3.50	-	327
7/20/2010	2	US$	1.55	-	2
8/20/2010	5	US$	3.64	-	4
10/20/2010	5	US$	7.08	-	3
10/20/2010	5	US$	7.29	-	4
10/20/2010	5	US$	8.00	-	2
10/20/2010	5	US$	6.98	-	9
10/20/2010	5	US$	7.03	-	15
1/3/2011	4	US$	10.64	1	-
1/20/2011	3	US$	1.93	17	18
2/22/2011	5	US$	2.57	4	4
2/22/2011	5	US$	2.72	8	8
2/22/2011	5	US$	2.82	25	26
3/4/2011	3	US$	3.45	4	5
4/20/2011	5	US$	2.25	3	3
5/17/2011	2	US$	2.49	1	1
5/19/2011	2	US$	9.73	2	2
5/27/2011	1	US$	1.70	2	2
7/27/2011	5		€1.35	447	538
8/22/2011	1	US$	1.33	1	-
12/20/2011	2	US$	2.10	2	-
12/27/2011	5	US$	3.17	14	14
2/17/2012	7		€1.44	-	20
5/21/2012	5	US$	6.00	8	9
5/30/2012	5	R$	9.21	404	404
7/2/2012	2	US$	2.85	8	-
7/6/2012	3	US$	3.15	2	2
7/9/2012	3	US$	3.30	12	12
2/20/2013	5	US$	5.14	42	44
4/22/2013	5		€7.38	2	2
5/20/2013	4	US$	5.75	8	8
6/20/2013	3	US$	3.00	9	-
6/20/2013	3	US$	2.70	4	-
7/1/2013	3	US$	3.10	18	-
7/1/2013	3	US$	3.55	76	-
10/31/2013	3	US$	1.50	200	-
5/2/2014	5	US$	5.00	12	13
6/20/2014	5	US$	4.10	9	10
10/30/2014	4	US$	1.70	267	-
1/20/2015	4	US$	1.80	13	-
1/20/2015	4	US$	1.36	13	-
3/20/2015	5	US$	4.00	2	-
3/20/2015	5	US$	4.12	2	-
8/10/2015	5	US$	1.23	5	-
9/1/2015	10	CLP	3.00	75	-
11/2/2015	5	US$	1.70	284	-
7/1/2017	10	CLP	3.75	194	-
10/1/2017	10	CLP	3.50	193	-
5/29/2018	9	US$	8.00	4	7
11/1/2032	11	CLP	5.00	123	-
5/1/2032	10	CLP	4.00	78	-
7/1/2032	10	CLP	4.00	123	-
TOTAL				2,721	1,534

c)   Fixed Rate Notes

	Original term in			Carrying amount (net of repurchases)
Maturity date	years	Currency	Coupon - %	12/31/2010	12/31/2009
5/31/2011	2	USD	3.00	5	-
6/8/2011	2	USD	3.00	1	-
6/8/2011	2	USD	2.80	1	-
3/21/2012	8	US$	3.10	64	73
3/21/2012	8	US$	3.50	7	7
4/30/2012	8	US$	3.20	21	22
4/30/2012	5	US$	3.40	12	12
5/16/2012	8	US$	3.70	8	9
7/10/2012	8	US$	3.80	24	25
8/10/2012	2	US$	1.54	34	-
12/14/2012	3	USD	2.93	1	-
1/22/2013	3	USD	2.89	1	-
2/15/2013	5	US$	1.39	17	-
2/19/2013	5	US$	1.19	8	-
2/21/2013	3		€2.86	22	-
2/21/2013	3		€4.20	223	-
2/22/2013	5	US$	1.18	17	-
9/23/2013	4	USD	3.19	2	-
11/1/2013	4	USD	2.65	2	-
12/2/2013	4	USD	2.97	1	-
12/30/2013	4	USD	3.70	1	-
2/18/2014	4	US$	3.50	1	-
12/15/2014	5	USD	4.48	7	-
5/6/2015	5	US$	3.70	1	-
4/15/2017	9	US$	2.02	69	-
TOTAL				550	148

d) Mortgage notes

Mortgage notes were issued with maturities exceeding one year, falling due monthly up to December 1, 2035, and paying interests of up to 12.00% p.a. These instruments are fully backed by housing loans.

e)    Trade financing borrowings

Maturity	Currency	12/31/2010	12/31/2009
2010		€-	24
2010	CHF (1)	-	5
2010	CLP (2)	-	-
2010	US$	-	1,975
2010		¥-	50
2010	R$	-	3
2011		€88	146
2011	CHF (1)	-	2
2011	CLP (2)	8	-
2011	US$	2,018	2,077
2012		€521	586
2012	CHF (1)	1	2
2012	CLP (2)	-	1
2012	US$	1,315	616
2013		€62	68
2013	CHF (1)	-	2
2013	US$	924	257
2014	CHF (1)	-	2
2014	CLP (2)	1	1
2014	US$	224	54
2015	CLP (2)	1	-
2015	R$	2	-
2015	US$	627	-
After 2015	ARS (3)	1	-
After 2015		€3	1
After 2015	CHF (1)	18	9
After 2015	CLP (2)	2	2
After 2015	US$	127	24
After 2015	R$	24	-
TOTAL		5,967	5,907
(1) CHF – Swiss Franc; (2) CLP – Chilean Peso; (3) ARS - Argentinean Peso.

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers and are generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	12/31/2010	12/31/2009
US$	0.54% to 12.75%	0.45% to 11.75%
	¥-	0.75% to 3.15%
	€1.23% to 5.86%	1.12% to 7.38%
R$	9.75% to 12.50%	1.12% to 7.00%
CLP	1.87% to 6.50%	2.20% to 6.30%
CHF	0.64% to 5.75%	0.80% to 5.75%

f )  Debentures

	Original term in		Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity date	years	Currency	2010	2009	12/31/2010	12/31/2009
1/10/2010	3	R$	-	CDI + 0.29	-	1,035
1/10/2012	5	R$	CDI + 0.35	CDI + 0.35	1,037	1,033
Other		R$	-	-	347	696
TOTAL					1,384	2,764

g) Subordinated debt

		Coupon - %		Carrying value
Maturity date	Currency	2010	2009	12/31/2010	12/31/2009
Notes
8/15/2011	US$	10.00	10.00	290	303
8/15/2011		¥4.25	4.25	625	572
4/15/2020	US$	6.20	-	1,662	-
1/22/2021	US$	5.75	-	1,691	-
7/29/2049	US$	8.70	8.70	833	867
Bonds
4/1/2033	CLP	3.50	3.50	79	67
10/1/2033	CLP	4.50	4.50	66	69
12/22/2015		€1.98	-	154	-
Bank Deposit Certificate
4/2/2012	R$	CDI + 3.50	CDI + 3.50	7,465	6,781
5/15/2012	R$	CDI + 4.00	CDI + 4.00	294	267
5/17/2012	R$	CDI + 3.80	CDI + 3.80	892	809
5/21/2012	R$	CDI + 3.90	CDI + 3.90	881	800
7/11/2012	R$	CDI + 0.38	CDI + 0.38	609	553
8/3/2012	R$	CDI + 0.38	CDI + 0.38	286	260
10/4/2012	R$	CDI + 7.35	CDI + 7.35	202	171
10/8/2012	R$	CDI + 3.80	CDI + 3.80	131	119
10/8/2012	R$	IGPM + 7.31	IGPM + 7.31	249	211
10/11/2012	R$	CDI + 0.45	CDI + 0.45	632	574
11/1/2012	R$	CDI + 0.35	CDI + 0.35	418	379
12/17/2012	R$	CDI + 2.50	CDI + 2.50	615	559
12/27/2012	R$	CDI + 2.50	CDI + 2.50	61	56
1/24/2013	R$	CDI + 0.60	CDI + 0.60	342	310
1/30/2013	R$	CDI + 0.60	CDI + 0.60	342	309
2/1/2013	R$	CDI + 0.50	CDI + 0.50	2,487	2,255
2/1/2013	R$	CDI + 0.60	CDI + 0.60	205	186
2/7/2013	R$	CDI + 0.50	CDI + 0.50	323	293
2/8/2013	R$	CDI + 0.50	CDI + 0.50	15	14
2/8/2013	R$	CDI + 0.60	CDI + 0.60	15	14
2/13/2013	R$	CDI + 0.60	CDI + 0.60	136	123
2/18/2013	R$	CDI + 0.60	CDI + 0.60	11	10
2/21/2013	R$	CDI + 0.60	CDI + 0.60	14	12
2/22/2013	R$	CDI + 0.60	CDI + 0.60	37	34
2/25/2013	R$	CDI + 0.50	CDI + 0.50	83	76
3/4/2013	R$	CDI + 0.60	CDI + 0.60	7	6
3/11/2013	R$	CDI + 0.60	CDI + 0.60	7	6
4/5/2013	R$	CDI + 6.00	CDI + 6.00	13	12
4/15/2013	R$	CDI + 6.00	CDI + 6.00	12	11
4/29/2013	R$	-	CDI + 7.00	-	3
5/6/2013	R$	-	CDI + 7.00	-	8
5/9/2013	R$	CDI + 6.00	CDI + 6.00	13	12
6/24/2013	R$	CDI + 7.00	CDI + 7.00	26	12
11/27/2013	R$	CDI + 2.00	CDI + 2.00	100	91
5/22/2014	R$	CDI + 0.35	CDI + 0.35	2,655	2,516
8/4/2014	R$	CDI + 0.46	CDI + 0.46	72	65
10/8/2014	R$	IGPM + 7.35	IGPM + 7.35	52	44
10/14/2014	R$	CDI + 12.00	CDI + 12.00	1,256	1,131
12/4/2014	R$	CDI + 0.60	CDI + 0.60	14	13
9/21/2015	R$	CDI + 19.80	CDI + 19.80	523	468
1/13/2016	R$	CDI + 14.00	-	554	-
1/18/2016	R$	CDI + 13.00	-	1,821	-
1/26/2016	R$	CDI + 13.00	-	248	-
2/1/2016	R$	CDI + 13.00	-	110	-
2/2/2016	R$	CDI + 13.00	-	117	-
2/4/2016	R$	CDI + 10.00	-	4	-
2/4/2016	R$	CDI + 11.00	-	9	-
2/5/2016	R$	CDI + 13.00	-	39	-
2/10/2016	R$	CDI + 10.00	-	60	-
2/10/2016	R$	CDI + 13.00	-	66	-
2/11/2016	R$	CDI + 10.00	-	1	-
2/12/2016	R$	CDI + 10.00	-	17	-
2/17/2016	R$	CDI + 10.00	-	1	-
2/18/2016	R$	CDI + 10.00	-	3	-
2/23/2016	R$	CDI + 10.00	-	1	-
2/23/2016	R$	CDI + 13.00	-	1	-
2/26/2016	R$	CDI + 10.00	-	4	-
3/3/2016	R$	CDI + 10.00	-	6	-
3/8/2016	R$	IPCA + 7.33	-	135	-
12/27/2016	R$	CDI + 0.47	CDI + 0.47	773	701
3/8/2017	R$	IPCA + 7.45	-	403	-
Financial Bills
10/3/2016	R$	CDI + 10.00	-	2,329	-
8/18/2016	R$	CDI + 7.00	-	1	-
12/15/2016	R$	IPCA + 7.00	-	30	-
10/25/2017	R$	IPCA + 7.00	-	210	-
Redeemable preferred shares
3/31/2015	US$	6.39	1.89	569	573
TOTAL				34,407	22,725

During the last few years, we issued debt which is subordinated in right of payment to all indebtedness of the issuing entity. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capital requirements established by the Central Bank (Note 31).

Under the terms of the debt, in order to qualify as Tier II regulatory capital, payment of principal and interest will be deferred if we are not in compliance with the operational limits established by the Central Bank or if such payment would determine that we are no longer in compliance with such limits. Payment will be deferred until we are in compliance with such limits.

h)   Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	12/31/2010	12/31/2009
Due within one year	13,141	7,827
From 1 to 2 years	25,923	8,463
From 2 to 3 years	11,641	18,495
From 3 to 4 years	8,461	7,114
From 4 to 5 years	4,692	7,957
After 5 years	20,910	9,120
TOTAL	84,768	58,976

NOTE 18 - OTHER LIABILITIES

	12/31/2010	12/31/2009
Payable to merchants for credit card transactions	38,198	26,181
Contingent liabilities (Note 30b)	9,642	7,651
Derivative liabilities:
Swaps	2,017	2,344
Options	3,044	2,720
Forwards	1,188	547
Credit derivatives	127	106
Futures	55	25
Other	243	539
Taxes (other than income)	5,555	3,701
Taxes payable and challenged in court (Note 30b)	5,094	6,337
Collection of third-party taxes, social contributions and other	4,431	3,563
Payable for securities purchased (trade date)	4,309	1,720
Labor liabilities	3,426	2,776
Taxes on income	1,523	1,467
Interest on stockholders' equity payable	1,451	2,517
Payable related to acquisitions (Note 35)	645	548
Stock-based compensation (Note 26)	525	618
Foreign exchange portfolio, net	320	164
Accrued pension plan benefits (Note 25c)	123	196
Fair value of guarantees granted (Note 29e)	108	68
Deferred credits related to strategic partnership with CBD and LASA	72	109
Other	5,880	4,824
Total	87,975	68,721

NOTE 19 - STOCKHOLDERS’ EQUITY

a) Capital and Stockholders’ rights

I) Capital

	Number of shares issued
	2010	2009
Common shares	2,289,286,475	2,289,286,475
Preferred shares	2,281,649,744	2,281,649,744
TOTAL	4,570,936,219	4,570,936,219

At the Annual and Extraordinary Stockholders' Meeting held on April 24, 2009, stockholders approved a stock bonus of 10% over shares by issuing one additional share per each ten shares previosly owned. Bonus shares were traded after the approval of the related process by BACEN in August, 2009.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both types of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum preferential payment to the preferred shares (R$ 0.022 per share at December 31, 2010, 2009 and 2008). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Unibanco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Unibanco Holding repurchases its own shares to hold in treasury, to issue to grantees under stock based compensation plans (Note 26), to cancel, or to resell at a later date.  Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share) at December 31, 2010 and 2009, are presented below:

	2010		2009
	Common shares	Preferred shares	Common shares	Preferred shares
Acquisition in the period
Stock held by Itaubanco defined contribution plan in excess of the individual accounts of participants (*)	30.50	-	-	-
Minimum cost	-	-	9.65	37.52
Weighted average cost	-	-	9.65	37.52
Maximum cost	-	-	9.65	37.52
Balance of treasury stock
Average cost	30.47	23.66	9.65	23.66
Quoted Market Value of shares in BOVESPA (Sao Paulo Stock Exchange) at December, 31	31.00	39.79	30.00	38.69
(*) As described in Note 25 treasury shares include those shares of Itaú Unibanco Holding contributed to the Itaubanco Defined Contribution Plan and that have not been credited to the individual accounts of the participants. Those shares held as assets of Itaubanco Defined Contribution Plan are accounted for as treasury shares following the accounting practice described in Note 2v. The shares held as of April 1, 2010 were measured upon recognition at fair value as of such date which was R$ 30.50.

III)   Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the selling price of treasury stock and the average cost of such stock, (ii)  compensation expense recognized under stock based compensation plans (Notes 2s and 26), (iii) the difference between the fair value of the stock issued in relation to acquisitions and the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes, and (iv) the difference between the consideration paid or received and the change in the carrying amount upon changes in interest in consolidated subsidiaries.

b)   Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian corporate law, or By-Laws or by stockholders’ decision.

	2010	2009
Legal reserve	3,254	2,740

Statutory reserves:
Dividend equalization	6,718	5,964
Increase in working capital	6,917	3,864
Increase in interest in investees	8,773	5,845
Unrealized profits	-	358
Total reserves in parent company financial statements	25,662	18,771
Elimination of reserves in consolidation	(9,767)	(12,817)
Total consolidated reserves	15,895	5,954

I)   Legal reserve

Under Brazilian corporate law, Itaú Unibanco Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated deficit, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but it may not be distributed as dividends.

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

•
Reserve for Increase in interest in investees - The purpose of the reserve is to accrue funds to exercise the right of first refusal in capital increases in companies we have an interest in.  It is composed of up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

III)  Unrealized profits

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

NOTE 20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the years indicated. All information in this note has been retroactively restated to give effect to the bonus of shares in August 2009.

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Earnings per share - Basic

Net income attributable to common and preferred stockholders of Itaú Unibanco Holding

Net income attributable to Itaú Unibanco Holding	11,067	14,085	4,849
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(49)	(48)	(31)
Subtotal	11,018	14,037	4,818

Retained earnings to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(50)	(47)	(34)
Subtotal	10,968	13,990	4,784

Retained earnings to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	5,535	7,074	2,505
To preferred stockholders	5,433	6,916	2,279

Total net income available to common stockholders	5,585	7,121	2,539
Total net income available to preferred stockholders	5,482	6,964	2,310

Weighted average outstanding shares
Common shares	2,288,034,273	2,192,530,134	1,708,760,440
Preferred shares	2,245,448,240	2,143,753,894	1,554,841,088

Earnings per share – R$
Common shares	2.44	3.25	1.49
Preferred shares	2.44	3.25	1.49

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Earnings per share – Diluted

Net income attributable to common and preferred stockholders of Itaú Unibanco Holding

Net income available to preferred stockholders	5,482	6,964	2,310
Dividend on incremental preferred shares	18	9	9
Net income available to preferred stockholders considering incremental preferred shares	5,500	6,973	2,319

Net income available to common stockholders	5,585	7,121	2,539
Dividend on incremental preferred shares	(18)	(9)	(9)
Net income available to common stockholders considering incremental preferred shares	5,567	7,112	2,530

Adjusted weighted average shares
Common shares	2,288,034,273	2,192,530,134	1,708,760,440
Preferred shares	2,260,049,773	2,149,890,063	1,569,079,278
Preferred shares	2,245,448,240	2,143,753,894	1,554,841,088
Incremental shares from share based compensation plans (Note 26)	14,601,533	6,136,169	14,238,190

Diluted earnings per share – in R$
Common shares	2.43	3.24	1.48
Preferred shares	2.43	3.24	1.48

Potentially anti-dilutive shares, which have been excluded from the diluted earnings per share, totaled 10,762,133 preferred shares as of December 31, 2010, 11,521,337 preferred shares as of December 31,2009 and 3,851,078 preferred shares as of December 31, 2008.

NOTE 21 – TAXES ON INCOME

Itaú Unibanco and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows :

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Federal income tax	25	25	25
Social contribution on net income (*)	15	15	15
Composite rate	40	40	40
(*) The Provisional Measure No. 413, of January 3, 2008, and Law No. 11,727, of June 23, 2008, increased the rate for social contribution on net income from 9% to 15% for financial and financial-equivalent companies effective as from May 1, 2008.

The amounts recorded as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows :

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Income before taxes	16,828	23,461	3,544
Equity in earnings of unconsolidated companies, net	(308)	9	(474)
Calculation basis	16,520	23,470	3,070
Tax expense at statutory rates	(6,608)	(9,388)	(1,228)
Nontaxable (deductible) exchange gains (losses) on foreign subsidiaries	(180)	(1,356)	775
Nondeductible expenses	(120)	(86)	(112)
Nontaxable dividends on companies recorded at cost	122	101	67
Net tax benefit on interest on shareholders’ equity	1,496	1,474	660
Nondeductible stock-based compensation (non deductible) / taxable	(79)	(247)	72
Nontaxable interest on foreign government debt securities	148	295	381
Constitution of valuation allowance	-	-	131
Effect of increase in social contribution rate – deferred tax	-	-	336
Other differences	284	358	252
Income tax income (expense)	(4,937)	(8,849)	1,334

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	12/31/2010	12/31/2009
Deferred tax assets	25,758	26,162
Provisions not currently deductible :
Allowance for loan and lease losses	10,844	10,086
Taxes and Social Security	1,319	1,875
Other provisions	2,388	2,249
Tax loss carryforwards	3,320	3,284
Deferred tax asset for excess tax-deductible goodwill	5,112	6,269
Other temporary differences	2,775	2,399

Deferred tax liabilities	19,362	19,070
Temporary differences related to leases	8,296	7,568
Pension plan prepaid assets	1,064	1,097
Gain on Redecard transaction	1,812	1,812
Other temporary differences that include intangibles obtained in business combinations	8,190	8,593
Deferred tax liabilities/assets, included in Other liabilities/assets	6,396	7,092

The table below presents changes in our unrecognized tax benefits in accordance with ASC 740-10-25, from January 1 to December 31, 2010, 2009 and 2008, respectively:

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
At the beginning of the year	2,314	2,281	2,098
Balance of Unibanco’s acquisition	-	1,248	-
Gross amount of increases for prior years’ tax positions	570	618	192
Amounts of decreases related to settlements (*)	(175)	(1,833)	(9)
At the end of the year	2,709	2,314	2,281
(*) As described in Note 30b, in 2009 and 2010 Itaú Unibanco Holding entered in the REFIS program.

Total amount of unrecognized tax benefits at December 31, 2010 would affect the effective tax rate if recognized in 2011.

The following table presents the change in interest and penalties included in unrecognized tax benefits:

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
At the beginning of the year	843	1,086	976
Balance of Unibanco’s acquisition	-	562	-
Total interest and penalties recognized during the year	98	200	119
Total interest and penalties reverted by payments	(38)	(564)	(9)
Total interest and penalties reverted by REFIS (*)	(33)	(441)	-
At the end of the year	870	843	1,086
(*) As described in Note 30b, in 2009 and 2010 Itaú Unibanco Holding entered in the REFIS program.

We do not expect significant changes in the gross balance of unrecognized tax benefits within the next 12 months.

The earliest fiscal year subject to examination by Brazilian tax authorities is 2005.

NOTE 22 - FEE AND COMMISSION INCOME

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Credit card fees	5,670	4,370	2,072
Fees charged on checking account services	5,610	4,456	3,219
Asset management fees	2,394	2,188	1,867
Collection fees	1,003	904	597
Fees for guarantees provided	873	507	204
Brokerage commissions	506	393	376
Other	575	661	606
TOTAL	16,630	13,479	8,941

NOTE 23 – ADMINISTRATIVE EXPENSES

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
External administrative expenses	2,830	2,571	1,185
Maintenance and security expenses	1,593	951	569
Communication expenses	1,531	1,278	821
Technology expenses	1,320	992	764
Rent expenses (Note 30c)	841	795	394
Advertising expenses	677	514	373
Transportation costs	598	385	282
Banking and brokerage fees	596	563	593
Other marketing expenses	570	324	259
Credit card outsourcing processing fees	561	307	162
Office and technology supplies	483	299	231
Utilities	282	266	175
Traveling expenses	170	120	97
Other	723	636	504
TOTAL	12,775	10,001	6,409

NOTE 24 – OTHER NON-INTEREST INCOME AND EXPENSES

a) Other non-interest income

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Gain on early payments to merchants - credit cards	1,203	869	63
Indexation charges of other assets	1,199	1,272	1,295
Gains and losses on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	176	476	343
Gains on sale of equity interest (1) (2)	-	370	279
Other	176	106	64
Gain on exchange of shares of Bovespa Holding S.A. (3)	-	-	424
Recovery of expenses	120	334	174
Deposits related to commissions	102	30	1
Remeasurement of equity interest held in Redecard S.A. (Note 3b)	-	4,530	-
Gain on exchange of equity interest in PSIUPAR (Note 3c)	-	936	-
Bargain purchase gain on acquisition of Unibanco and Unibanco Holdings (Note 3a)	-	830	-
Other	735	833	103
Total	3,535	10,110	2,403
(1) Gain on sale of investments in Visa in the amount of R$ 345 and in Allianz in the amount of R$ 25 during 2009.
(2) Gain on sale of investments in Mastercard and Visa during 2008.
(3) During 2008, Bovespa Holding S.A. (Bovespa Holding) and Bolsa de Mercadorias & Futuros – BM&F S.A. (BM&F) entered into a business combination in which BM&F was considered the accounting acquirer. In accordance with ASC 325-20-30 upon the exchange of our shares of Bovespa Holding, that were classified as available-for-sale, for shares of the combined entity we recognized a gain of R$ 424 corresponding to the difference between the cost and the fair value of the shares of Bovespa Holding as of the date of the exchange and such fair value as of the date of exchange became our new cost basis for the shares received.

b) Other non-interest expenses

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Contingent liabilities (Note 30b)	2,907	2,535	2,440
Taxes on services, revenue and other taxes	4,842	4,066	2,166
Credit card related expenses	1,604	1,136	553
Losses from third-party frauds	571	622	345
Contributions to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund)	264	266	122
Reimbursement in connection with acquisitions	72	-	190
Loss on sale of foreclosed assets, premises and equipment in unconsolidated companies	55	42	37
Payment related to exclusivity obligation - CBD (Note 34)	-	550	-
Other than temporary impairment on available-for-sale securities	20	56	53
Other	891	1,066	269
TOTAL	11,226	10,339	6,174

Some of our assets and liabilities recorded in Other assets and Other liabilities are subject to monetary adjustment based on specific inflation indexes.  We recognize in Other Non-Interest Income or Other Non-Interest Expense, as appropriate, the effect of the monetary adjustment necessary to present such assets and liabilities as of each balance sheet date at their monetary adjusted amount.

NOTE 25 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

a) Description of the Plans

Itaú Unibanco Holding and certain of its subsidiaries sponsor several defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and depending on the regulation of each plan may be converted into survivorship annuities. They also sponsor defined contribution plans.

The plans cover substantially all full-time employees hired up to July 31, 2002 of Itaú Unibanco Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 26, R$ 9, and R$ 10 for the years ended December 31, 2010, 2009 and 2008, respectively. We also have defined contribution plans for employees of subsidiaries acquired and we contributed with R$ 16, R$ 1 and R$ 1 in  2010, 2009 and 2008.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to eligible employees, and held independently from Itaú Unibanco Holding. Such funds are held by independent legal entities as detailed below. All of these are defined benefit plans, unless otherwise indicated:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar – PAC	Fundação Itaubanco
Plano de Benefício Franprev – PBF	Fundação Itaubanco
Plano de Benefício 002 – PB 002	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano Itaubanco CD (**)	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV	Fundação Bemgeprev
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (**)	ItauBank Sociedade de Previdência
Plano Itaú BD Itaú – PIBD	Itaú Fundo Multipatrocinado
Plano Itaú CD Itaú – PICD (*)	Itaú Fundo Multipatrocinado
Plano de Aposentadoria Redecard Básico – PARB	Múltipla – Multiempresas de Previdência Complementar
Plano de Aposentadoria Redecard Suplementar – PARS (*)	Múltipla – Multiempresas de Previdência Complementar
Plano de Previdência Unibanco (**)	UBB PREV – Previdência Complementar
Plano Básico	UBB PREV – Previdência Complementar
Plano IJMS	UBB PREV – Previdência Complementar
Plano de Benefícios II - Banorte	Banorte Fundação Manoel Baptista da Silva de Seguridade Social
(*) Variable contribution benefit plans.
(**) Defined contribution benefit plans.

Contributions are made by Itaú Unibanco Holding and its subsidiaries and by the participants, based on actuarial studies prepared by independent actuaries, except in the case of "PAC", “ACMV”, “PBI”, “PIBD”; “PARB” and “Basic” plans, which are funded exclusively by Itaú Unibanco Holding and certain of its subsidiaries. At December 31, 2010, contributions by Itaú Unibanco Holding and its subsidiaries to the different plans range from 0.12% to 14.54% of the payroll related to the participants, and participant employees contribute amounts of up to 9.90% of their salaries.

Management of allocation among segments has the general objective of searching for long-term equilibrium between the assets and obligations of each plan by exceeding actuarial targets. The manager may be authorized to make tactical allocations with the purpose of overcoming the benchmarks set.

In relation to the funds guaranteeing mathematical provisions, the management shall guarantee to beneficiaries the adjustment of their funds using actuarial targets, such as the cash-flow matching or immunization procedure.
Regarding the remaining funds not related to the obligations above, the funds shall be allocated in order to maximize the risk-return ratio through the average optimization versus variance models.

Currently, allocation decisions are made on a bi-monthly basis by a Committee composed of the Investments Officers of the different entities and specialists from the main sponsors in a three phase process:

In the first phase, the macro-economic scenarios and the expected evolution of some basic economic variables, such as spot interest, foreign exchange and inflation rates and Brazil risk rating are projected. Alternative (optimistic and pessimistic) scenarios are also determined in addition to the basic scenario.

In the second phase, based on the basic scenario, individual amounts are projected for different risk factors (fixed interest rates, interest rates based on IGP-M, US dollar-based interest rates, BOVESPA index, discounts or premiums on Financial Treasury Bills, etc). These amounts are then used to estimate the expected prices of assets for a certain investment period. The expected return for each asset is calculated based on these prices. Currently, the investment period is a quarter, but there are estimates for longer periods (1 and 2 years). These periods are reviewed according to the volatility expected for the macro-economic scenario.

In the third and last phase, the average optimization versus variance model is processed (to deal with the uncertainty of expectations), obtaining the efficient limits for each Plan. Based on these limits and the current composition of the portfolio, the new allocations to the Plan assets are then determined. In this process,  investment restrictions specific of each portfolio are considered. In addition, movement decisions are made so as to minimize the direct (brokerage, fees, etc.) and indirect (market impact on prices) transaction costs.

At December 31, 2010 the allocation of plan assets, by type of asset and level of the fair value hierarchy (Note 28), are as follows:

Categories	Total 2010	Level 1	Level 2	Level 3
Fixed-income securities	9,404	7,455	1,891	58
Federal government securities	7,334	7,334	-	-
Private securities	2,070	121	1,891	58
Real estate receivable certificate	13	-	-	13
Other securities	2,057	121	1,891	45
Other types of investments	13	-	-	13
Mezanino Fund	13	-	-	13
Variable-income securities	1,462	1,462	-	-
Shares	490	490	-	-
Group shares	972	972	-	-
Real estate	349	-	-	349
Total	11,228	8,917	1,891	420
Categories	Total 2009	Level 1	Level 2	Level 3
Fixed-income securities	12,725	10,519	2,179	27
Federal government securities	9,859	9,854	5	-
Private securities	2,866	665	2,174	27
Real estate receivable certificate	19	-	-	19
Other securities	2,847	665	2,174	8
Other types of investments	12	-	-	12
Mezanino Fund	12	-	-	12
Variable-income securities	1,490	1,490	-	-
Shares	436	436	-	-
Group shares	1,054	1,054	-	-
Real estate	310	-	-	310
Total	14,537	12,009	2,179	349

See below the changes in the level 3 plan assets:

Categories	2010	2009
Balance at December 31, 2009	349	368
Returns on assets	38	(25)
Purchase / (sale)	33	5
Transfer to level 3	-	1
Balance at December 31, 2010	420	349

b) Curtailment and partial settlement of the Plano de Aposentadoria Complementar – PAC and set up of Itaubanco CD Defined Contribution Plan

In 2010, the active participants of the Plano de Aposentadoria Complementar ("PAC") were offered the opportunity to voluntary transfer to the newly-set up Itaúbanco CD Defined Contribution Plan. Those participants who have opted not to transfer to Itaubanco CD Defined Contribution Plan will remain in the PAC, without any interruption, and will have their rights guaranteed.

The participants contributing to PAC who have opted for the voluntary transfer to the Itaubanco CD Defined Contribution Plan had all their obligations settled by PAC by means of an initial contribution of assets previously held by PAC to the corresponding individual accounts in the Itaúbanco CD Defined Contribution Plan. PAC is no longer responsible for any retirement benefit obligations within the scope of PAC in relation to those  participants. The voluntary transfer to the Itaubanco CD Defined Contribution Plan resulted in a curtailment and partial settlement of obligations of PAC.

Based on a report prepared by an independent actuary, the table below shows the change in the plan assets and the projected benefit obligation, including the effects on assets and obligations of the curtailment and partial settlement.

Pension plans	Quarter ended March 31, 2010
(I) Projected benefit obligation
At the beginning of the period	6,649
Effect of curtailment recognized in income	(1,071)
Recalculation of benefit obligations to settlement amount	1,144
Partial settlement – Amounts credited to individual accounts of Itaubanco CD Defined Contribution Plan	(3,668)
Service cost	51
Interest cost	168
Benefits paid	(42)
Actuarial loss (gain)	18
At the end of the period	3,249

(II) Plan assets at market value
At the beginning of the period	9,020
Partial settlement and transfer of assets to Itaubanco CD Defined Contribution Plan	(5,144)
Return on plan assets	343
Benefits paid	(42)
At the end of the period	4,177

(III) Funded status (II - I)	928

Upon the partial settlement of PAC, assets were transferred from PAC to the Itaubanco CD Defined Contribution Plan in excess of the amount initially credited to the individual accounts of transferred participants. The excess of assets was R$ 1,476 at the transfer date on April 1, 2010, and R$ 1,648 at December 31, 2010, and those excess assets are not attributed to the Itaubanco CD Defined Contribution Plan participants. These assets are available for the required contributions under the Itaubanco CD Defined Contribution Plan and while those assets are not contributed to participants, Itaú Unibanco Holding will bear risks and rewards. Contributions to participant accounts with excess assets are recognized as expense when the contributions are due.  The excess assets are accounted for as part of Itaú Unibanco Holding investment portfolio and, therefore, are recorded  in assets, either as trading assets or real estate, as the case may be. Itaú Unibanco Holding shares included in the excess assets are recognized as treasury shares in the consolidated financial statements.

c) Summary of changes in the Funded status

Based on reports prepared by independent actuaries, the changes in the projected benefit obligation and in the plan assets, and the amounts recognized in Itaú Unibanco Holding balance sheet as of December 31, 2010, 2009 and 2008 are as follows:

Pension plans	2010	2009	2008
(I) Projected benefit obligation
At the befinning of the year	11,990	11,078	9,368
Effect of curtailment recognized in income	(1,071)	-	-
Recalculation of benefit obligations to settlement amount	1,144	-	-
Partial settlement - Amounts credited to individual accounts of Itaubanco CD Defined Contribution Plan	(3,668)	-	-
UBB Prev and Banorte Plans	-	186	-
Basic Redecard Plan	-	43	-
Service cost	127	240	209
Benefits paid	(769)	(539)	(466)
Interest cost	953	1,133	937
Actuarial loss (gain)	1,164	(151)	1,029
At the end of the year	9,870	11,990	11,078

(II) Plan assets at market value	14,537	12,657	12,585
At the beginning of the year	-	-	-
Partial settlement and transfer of assets to Itaubanco CD Defined Contribution Plan	(5,144)	-	-
UBB Prev and Banorte Plans	-	191	-
Basic Redecard Plan	-	45	-
Contributions received
Employer	41	35	24
Employees	10	34	32
Return on plan assets	2,553	2,113	482
Benefits paid	(769)	(538)	(466)
At the end of the year	11,228	14,537	12,657

(III) Funded status (II - I)	1,358	2,547	1,579

Prepaid pension benefits (accrued pension benefits), net	1,358	2,547	1,579
Pension plan prepaid assets (Note 14)	1,481	2,743	1,903
Accrued retirement plan benefits (Note 18)	(123)	(196)	(324)

d) Other information

Itaú Unibanco Holding and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance of commitments according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit liabilities reached R$ 105, R$ 100, and R$ 92 at December 31, 2010, 2009 and 2008, respectively.

e) Net period pension cost

The period pension cost, as defined by ASC 715-20, includes the following elements for the twelve-month periods ended December 31, 2010, 2009 and 2008:

	12/31/2010	12/31/2009	12/31/2008
Service cost	127	240	209
Interest cost	953	1,133	937
Expected return on plan assets	(1,328)	(1,558)	(1,524)
Amortization of actuarial loss (gain)	(10)	1	(113)
Gains on curtailment of PAC	(1,071)	-	-
Loss on partial settlement of PAC – recognition in income on a pro rata basis of the amount recorded in other comprehensive income	72	-	-
Employee contributions	(9)	(9)	(9)
Net pension cost (benefit)	(1,266)	(193)	(500)

The accumulated benefit obligation of the plans under the ASC 715-20 were R$ 9,452, R$ 10,897 and R$ 9,718 for the years ended December 31, 2010, 2009 and 2008, respectively.

We expect to contribute R$ 28 to the defined retirement plans sponsored by us in 2011.

The following table shows the annually estimated benefit payments from 2011 to 2015 and the estimated benefit on an aggregated basis from 2016 to 2020.

Period	Estimated payment
2011	392
2012	407
2013	423
2014	441
2015	460
2016 to 2020	4,280

The actuarial assumptions used were as follows and include an expected level of inflation of 4% p.a..

	2010	2009	2008
Discount rate for determining projected benefit obligations	9.7%	10.2%	10.2%
Rate of increase in compensation levels (depending on the specific group of employees)	4% to 7.1%	4% to 7.1%	4% to 7.1%
Expected long-term rate of return on plan assets	12.3%	12.3%	12.3%

Securities of Itaú Unibanco Holding and its subsidiaries included in plan assets amounted to R$ 114, R$ 150 and R$ 171 as of December 31, 2010, 2009 and 2008, respectively.

NOTE 26 – SHARE-BASED COMPENSATION

a) Purpose and Guidelines of the Program

Itaú Unibanco Holding has different share-based compensation plan for its executives. These plans aim to involve the management members in the medium and long-term corporate development process, by granting: (i) Simple Stock Options which entitle to the purchase of one preferred share, elapsed the vesting period, or (ii) awards under the Partners' Plan, which give the beneficiary, the right to receive shares of Itaú Unibanco Holding for each share or share-based instrument with its cash bonus, after certain conditions are met. All awards are personal and cannot be pledged or transferred. Shares to be awarded may be newly issued shares or, at the discretion of management, treasury shares.

Such awards may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at year-end. The Itaú Unibanco Holding’s Compensation Committee (“Compensation Committee”) is responsible for defining the quantity, the beneficiaries, the type of award, the vesting and exercise period, the exercise price and the blackout periods for exercise. The executive officers and Board of Directors members of Itaú Unibanco Holding and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance. Awards may be granted also upon hiring highly qualified individuals.

Currently, Itaú Unibanco Holding settles the benefits under this program by delivering its own shares, which are held in treasury until they are delivered to the beneficiaries.

b) Characteristics of the Plans

I – Simple Stock Options

Prior Plans

Prior to the association with Unibanco (as described in note 3a), both Itaú and Unibanco used to have their own stock option plans (Prior Plans). Options are no longer granted under the Prior Plans.

On April 24, 2009, awards that were granted to officers of Unibanco before the business combination completion in 2009 were exchanged for new awards. Under the terms of the applicable legislation we were legally required to exchange those awards granted through the Unibanco Plan for awards which allow the beneficiaries to receive shares of Itaú Unibanco Holding upon the exercise of the options. The acquire shares of Itaú Unibanco Holding. The awards issued as replacement awards maintained all the terms of the original awards, except that the awards give the beneficiary the right to acquire shares of Itaú Unibanco Holding instead of shares of Unibanco and Unibanco Holdings. The exchange ratio used to exchange original awards for replacement awards was the same exchange ratio used to issue shares of Itaú Unibanco to stockholders of Unibanco and Unibanco Holdings (as described in note 3a). All other remaining terms including, among others, exercise price, index to be used to adjust the exercise price, vesting and exercise periods and vesting conditions were maintained unchanged with respect to the original awards.

Itaú Plan:

The exercise price was calculated based on the average price of the underlying shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at most (3) months prior to the issuance of option subject to a positive or a negative adjustments up to 20%. The exercise price could be adjusted based on the IGPM or in its absence, based on the index determined by the Committee.

The vesting period was from one (1) to seven (7) years, counted from the issuance date.

Unibanco Plan:

The exercise price was calculated based on the price on the market of the underlying shares at the BM&FBOVESPA trading sessions at the date of grant. The exercise price could be adjusted based on the IPCA inflation index

The vesting period was from two (2) to eight (8) years, counted from the issuance date.

Post-Acquisition Plan

On April 24, 2009, a new program was launched for Itaú Unibanco Holding (“New Itaú Unibanco Holding Plan”).

According to the new plan, the exercise price is calculated based on the average prices of preferred shares of Itaú Unibanco Holding at the BM&FBOVESPA trading sessions over the period of at least one (1) and at most (3) months prior to the issuance of option subject to a positive or a negative adjustments up to 20%. The exercise price is adjusted based on the IGPM or in its absence, based on the index determined by the Personnel Committee.

The vesting period is from one (1) to seven (7) years, counted from the issuance date.

II – Partners’ Plan

Executives selected to participate in this plan may invest a percentage of their cash bonus to acquire preferred shares of Itaú Unibanco Holding (“Own Shares”) or to acquire an instrument that gives the right to receive preferred shares of Itaú Unibanco Holding (“Share-Based Instrument”). Own shares acquired and Share-Based Instruments are restricted and cannot be sold, pledged or transferred for a period of 3 to 5 years from the purchase date and the executive is exposed to changes in its the fair value of the instruments. Share-Based Instruments give the right to receive one preferred share of Itaú Unibanco Holding after certain vesting conditions are met. Upon purchase of Own Shares and/or Share-Based Instruments, an award is granted (“Partners' Options”) to receive, with no payment of exercise price in cash, a quantity of preferred shares of Itaú Unibanco Holding upon meeting the same vesting conditions of Share-Based Instruments. Vesting periods of Partners’ Options or Share-Based Instruments is from 1 to 7 years, vesting conditions may include a performance condition.

The acquisition price of Own Shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share of Itaú Unibanco Holding quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners’ Options should be held by the beneficiary, without any lien or encumbrance, for periods from 5 to 8 years, counted from the acquisition of the Own Shares or of the Share-Based Instrument or upon termination.

Unibanco also had a plan called Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of preferred shares of Unibanco and Unibanco Holdings, which should be held by them for a term from 3 to 5 years. Depending on the percentage of the bonus invested for acquisition of shares, a certain number of additional shares were granted (Bonus Shares) with no exercise price. The original vesting periods of these awards were from 3 to 5 years. In April 2009, the Extraordinary Stockholders’ meeting of Itaú Unibanco Holding approved the exchange of the original awards for replacement awards as described above.

c)     Quantitative information

I – Simple Stock Options

As of December 31, 2010, changes in the Simple Stock Options are summarized in the following table:

	Number of options	Weighted average exercise price
Option outstanding at the beginning of the year	61,145,491	25.46
Options granted	7,549,166	41.48
Options exercised	(13,038,777)	20.59
Options forfeited	(538,426)	31.04
Options outstanding at end of the year	55,117,454	31.38
Options exercisable as of the year-end	12,744,501	24.12

All Simple Stock Options are liability-classified awards that were remeasured at their fair value as of December 31, 2010 and 2009, and total liability amounted to R$ 525 and R$ 618, respectively.

Compensation expenses related to the Simple Stock Options amounted to R$ 138, R$ 595 and R$ (181) for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, the compensation cost to be allocated in future periods is R$ 317 and its weighted average allocation period is approximately 3 years.

The total intrinsic values of the options exercised during the years ended December 31, 2010, 2009 and 2008 were R$ 257, R$ 301 and R$ 248, respectively. The cash received upon the exercise of the option were R$ 268, R$ 278 and R$ 107, respectively.

As of December 31, 2010, the aggregate intrinsic value of exercisable Simple Stock Options was R$ 200 and its weighted average remaining contractual term were approximately 32 months.

The weighted average fair value at grant date was estimated for the shares granted in the years ended December 31, 2010, 2009 and 2008 at R$ 11.88, R$ 18.63 and R$ 10.40 per share, respectively.

The fair value of these options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted the real market interest rate as the risk-free interest rate assumption. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for December 31, 2010, 2009 and 2008 are shown below:

•       weighted historical volatility of 30.23%, 30.52% and 24.67%;
•       expected dividend yield of 3.13%, 3.02% and 3.50%;
•       annual risk-free interest rate of 5.95%, 6.40% and 6.78%;
•       expected total average lives of eight, seven and eight years.

II – Partners’ Plan

As of December 31, 2010 changes in Partners’ options and Share-based instruments are summarized in the following table:

Number of options
Awards outstanding at the beginning of the year	4,301,212
Awards granted	7,091,912
Awards exercised	(340,340)
Awards forfeited	(187,031)
Awards outstanding at end of the year	10,865,753
Awards exercisable as of the year-end	-

All Partners' options and Share-Based Instruments are equity awards as of December 31, 2010 and 2009.

Compensation expenses related to the Partners' options and Share-Based Instruments amounted to R$ 60 and R$ 23 for the years ended December 31, 2010 and 2009. As of December 31, 2010, the compensation cost to be allocated in future periods is R$ 264 and its weighted average allocation period is approximately 5 years.

The weighted average fair value of the Partners' options at grant date was estimated for the shares granted in the year ended December 31, 2010 and 2009 at R$ 35.01 and R$ 18.08, per share, respectively.

The weighted average fair value of the Share-Based Instruments at grant date was estimated for the shares granted in the year ended December 31, 2010 at R$ 39.90 per share.

The fair value of the Partners' options is the grant-date quoted market price of the preferred shares of Itaú Unibanco Holding, reduced by the dividend yield, since the beneficiaries are not entitled to receive dividends upon vesting.

The fair value of the Share-Based Instruments is the grant-date quoted market price of the preferred shares of Itaú Unibanco Holding, less the cash price paid by the beneficiaries. The cash received upon the purchase of the Share-Based Instruments was R$ 62 in 2010.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825-10-50-10 "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value and defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument. ASC 820 sets out additional disclosure requirements which are presented in Note 28.

ASC 825-10-50-10 excludes certain financial instruments and all non-financial instruments, including intangible assets, from its disclosure requirements.

The following table summarizes the carrying and the estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Financial assets
Assets for which fair value approximates carrying value	266,095	149,467	266,095	149,467
Interest-bearing deposits in other banks	57,566	89,085	57,574	89,128
Available-for-sale securities	44,636	41,263	44,636	41,263
Held-to-maturity securities	2,506	1,762	3,110	2,124
Loans and leases, net of allowance for loan and lease losses	278,031	225,768	278,222	226,135
Financial liabilities
Liabilities for which fair value approximates carrying value	296,669	214,126	296,669	214,126
Interest-bearing deposits	176,221	165,024	176,141	164,983
Long-term debt	84,768	58,976	84,617	58,812
Off-balance sheet financial instruments
Standby letters of credit	756	1,207	435	349
Guarantees	37,618	31,234	108	68

The methods and assumptions to estimate the fair value are set forth below:

a) Cash and due from banks, including restricted cash, securities purchased under resale agreements and Central Bank compulsory deposits - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

b) Interest-bearing deposits in other banks - We estimate the fair value of interest-bearing deposits in other banks by discounting estimated cash flows using as input interest market rates.

c) Trading assets, including derivatives, Available-for-sale securities and Held-to-maturity securities – The description of the method and criteria adopted for determining the fair values of these securities and derivatives is included in Note 28.

d) Loans and leases - Fair values are estimated for groups of loans with similar financial and risk characteristics using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans. For most variable rate loans, the carrying amounts were considered to approximate fair value. The fair value for performing loans was calculated by discounting the scheduled principal and interest cash flows through maturity at the rates indicated above. The fair value for impaired loans was based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, or the underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

e) Non-interest bearing deposits, Securities sold under repurchase agreements, Short-term borrowings and Investment Contracts - The fair value disclosed for demand deposits is, by ASC 825-10- 50-10 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

f) Interest-bearing deposits – Fair value for time deposits with variable rates was considered to approximate carrying value. Fair value for time deposits with fixed rates was estimated using a discounted cash flow calculation that applies interest rates offered by us at the respective balance sheet date.

g) Long-term debt - Their fair value is estimated using discounted cash flows through interest rates offered in the market for similar instruments. These interest rates are obtained from different feeders (usually Bloomberg) from which are derived the risk free yield curve and the spread over the risk free curve observed for similar instruments.

h) Off-balance sheet financial instruments and derivatives - The fair value of standby letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise to settle the obligations with counterparties. The fair value of derivatives not designated as hedges is included in trading assets or other liabilities as described in Note 2f, and the fair value of derivatives designated as hedge is included in other assets. See Note 29 for the notional value and estimated fair value of our derivative financial instruments.

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

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation methodologies generally accepted in the financial services markets and in certain circumstances, internally developed models. The valuation methodologies and internally developed models prioritize the use, as inputs, of market-based or independently sourced market parameters, including yield curves, interest rates, volatility, and foreign exchange rates. We further describe the methodologies used for our securities and derivatives classified as Level 2 or Level 3 subsequently in this Note.

Additionally, valuation adjustments may be required to ensure that financial instruments are recorded at fair value, with these potential adjustments related to counterparty credit quality and Itaú Unibanco Holding’s own creditworthiness.

•	Valuation adjustments are necessary when the market value does not incorporate the quality of the counterparty credit risk.

•
In the case of financial derivatives, a significant portion of Itaú Unibanco Holding’s derivatives are traded at the BM&F and another smaller portion at foreign stock exchanges, and for these derivatives there is no need for valuation adjustments. Other derivatives are registered in the Câmara de Custódia e Liquidação (CETIP) for OTC contracts in Brazil. Usual market practices in valuation of OTC derivatives are to use inputs assuming the same credit risk of the counterparties. After considering guarantees, collaterals, rights to offset and other credit factors, we identify and incorporate credit risk adjustment when determining fair value.

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

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.  Level 2 generally includes : (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are derived principally from or corroborated by observable market data through correlation or by other means.

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

Securities:

Level 1: Highly liquid securities with prices available in an active market are classified in level 1 of the fair value hierarchy. In this level were classified the vast majority of Brazilian Governments Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreign government securities, stocks and debentures publicly traded, and other securities traded in an active market.

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

Level 3: When there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, based on curves derived from proprietary models.  In level 3 are classified some Brazilian government securities (mainly NTN-I, NTN-A1, TDA and CVS), securities usually not traded in an active market, CRIs, and shares in receivable investment funds and other funds where a sufficient level of observable activity (purchases and sales) is not observed.

Derivatives:

Level 1: Derivatives traded on exchanges are classified in level 1 of the hierarchy. Interest rate forwards, and traded derivatives on currencies and WTI have been classified in level 1.

Level 2: For derivatives not traded on exchanges, Itaú Unibanco Holding estimates the fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, some forwards and generally all swaps. All models used by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect the contractual terms of the derivative. Considering that many of these models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and inputs to the model are observable from actively quoted markets, these products were classified within level 2 of the valuation hierarchy.

Level 3: Derivatives with fair values based on non-observable inputs in an active market were classified in level 3 of the fair value hierarchy and are composed of exotic options, some forwards, swaps indexed with nonobservable inputs and swaps with other products, such as swaptions and target forwards. These products have their valuation derived from historical volatility.

All methodologies described above for valuation may result in a fair value that may not be indicative of the net realizable value or of future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with other market players.  Nevertheless, the use of other methodologies or the use of different assumptions for determining fair value may result in different estimates of the fair values at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2010 and 2009 by caption on the consolidated balance sheet and classified in the ASC – 820 valuation hierarchy categories (as described above):

Level distribution

The following table sets forth the Levels of Risk as of December 31, 2010 and 2009 for our trading assets and available-for-sale securities.

(in millions of R$)
	12/31/2010				12/31/2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading assets	83,589	55,760	654	140,003	26,685	46,325	519	73,529
Investment funds	-	47,304	-	47,304	-	39,347	-	39,347
Brazilian federal government securities	69,600	61	-	69,661	23,572	413	-	23,985
Brazilian government external debt securities	667	-	-	667	222	-	-	222
Government debt securities – other countries	9,036	317	-	9,353	937	121	-	1,058
Argentina	293	-	-	293	179	-	-	179
United States	8,714	-	-	8,714	748	-	-	748
Mexico	29	-	-	29	10	-	-	10
Russia	-	45	-	45	-	-	-	-
Chile	-	248	-	248	-	77	-	77
Uruguay	-	24	-	24	-	30	-	30
Other	-	-	-	-	-	14	-	14
Corporate debt securities	2,461	786	157	3,404	815	1,320	91	2,226
Marketable equity securities	1,825	-	-	1,825	1,139	3	-	1,142
Derivative financial instruments - assets	-	7,292	497	7,789	-	5,121	428	5,549
Options	-	1,684	68	1,752	-	1,641	178	1,819
Swaps	-	2,982	5	2,987	-	2,665	235	2,900
Credit derivatives	-	-	261	261	-	-	15	15
Forwards	-	2,060	-	2,060	-	378	-	378
Other derivatives	-	566	163	729	-	437	-	437
Available-for-sale securities	21,498	21,492	1,646	44,636	17,179	22,013	2,071	41,263
Investment funds	-	770	-	770	-	1,259	-	1,259
Brazilian federal government securities	10,523	-	320	10,843	14,098	11	334	14,443
Brazilian government external debt securities	4,718	-	-	4,718	1,980	-	-	1,980
Government debt securities – other countries	679	3,880	-	4,559	17	7,226	-	7,243
Portugal	-	-	-	-	-	26	-	26
United States	679	-	-	679	17	-	-	17
Austria	-	-	-	-	-	213	-	213
Denmark	-	2,016	-	2,016	-	1,971	-	1,971
Spain	-	734	-	734	-	1,093	-	1,093
Korea	-	236	-	236	-	1,757	-	1,757
Chile	-	453	-	453	-	1,274	-	1,274
Paraguay	-	256	-	256	-	417	-	417
Uruguay	-	185	-	185	-	475	-	475
Corporate debt securities	4,205	16,842	1,326	22,373	804	14,425	1,737	14,966
Marketable equity securities	1,373	-	-	1,373	280	1,092	-	1,372

The following table sets forth the Levels of Risk as of December 31, 2010 and 2009 for our derivative liabilities.

(in millions of R$)
	12/31/2010				12/31/2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivative financial instruments - liabilities	(47)	(6,264)	(363)	(6,674)	(25)	(4,896)	(1,360)	(6,281)
Options	-	(2,814)	(230)	(3,044)	-	(1,733)	(987)	(2,720)
Forwards	-	(1,188)	-	(1,188)	-	(547)	-	(547)
Swaps	-	(2,011)	(6)	(2,017)	-	(2,108)	(236)	(2,344)
Credit derivatives	-	(8)	(119)	(127)	-	-	(106)	(106)
Futures	(47)	-	(8)	(55)	(25)	-	-	(25)
Other derivatives	-	(243)	-	(243)	-	(508)	(31)	(539)

Changes in Level 3 recurring fair value measurements

The tables below include a rollforward of the balance sheet amounts for the years ended December 31, 2010, 2009 and 2008 (including the change in fair value), for financial instruments classified by Itaú Unibanco Holding within level 3 of the valuation hierarchy. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation method.

	Fair value as of 12/31/2009	Total gains or losses (realized/ unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value as of 12/31/2010	Total gains (losses) related to assets and liabilities still held at the reporting date
Trading assets	91	23	43	-	157	(55)
Corporate debt securities	91	23	43	-	157	2
Derivative financial instruments (Assets and Liabilities)	(932)	245	821	-	134	(57)
Options	(809)	58	590	-	(162)	1
Swaps – differential receivable	(1)	-	-	-	(1)	-
Credit derivatives	(91)	92	141	-	142	9
Futures	-	203	(211)	-	(8)	(9)
Other derivatives	(31)	(107)	301	-	163	(58)
Available-for-sale securities	2,071	20	(455)	-	1,635	38
Brazilian federal government securities	334	(14)	-	-	320	31
Corporate debt securities	1,737	33	(455)	-	1,315	7

	Fair value as of 01/01/2009	Obtained in the acquisition of Unibanco	Total gains or losses (realized/ unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value as of 12/31/2009	Total gains (losses) related to assets and liabilities still held at the reporting date
Trading assets (1)	443	-	4	(31)	(325)	91	-
Investment funds	201	-	-	-	(201)	-	-
Brazilian federal government securities	101	-	4	(14)	(91)	-	-
Government debt securities – other countries	30	-	-	-	(30)	-	-
Argentina	30	-	-	-	(30)	-	-
Corporate debt securities	109	-	-	(17)	(1)	91	-
Marketable equity securities	2	-	-	-	(2)	-	-
Derivative financial instruments (Assets and Liabilities) (1)	1,004	132	113	(1,977)	(204)	(932)	(624)
Options	(133)	5	407	(1,088)	-	(809)	(702)
Swaps	928	109	(390)	(700)	52	(1)	91
Credit derivatives	-	18	116	(176)	(49)	(91)	(13)
Futures	207	-	-	-	(207)	-	-
Other derivatives	2	-	(20)	(13)	-	(31)	-
Available-for-sale securities (2)	6,925	302	6	(536)	(4,626)	2,071	(24)
Investment funds	785	-	-	-	(785)	-	-
Brazilian federal government securities	229	-	(63)	182	(14)	334	(18)
Government debt securities – other countries	1	-	-	-	(1)	-	-
Argentina	1	-	-	-	(1)	-	-
Corporate debt securities	5,897	302	(14)	(718)	(3,730)	1,737	(6)
Marketable equity securities	13	-	83	-	(96)	-	-

(1) Realized and unrealized gains and losses are recorded in the statement of income in "Trading income (losses), net".
(2) Realized gains and losses are recorded in the statement of income, in "Net gain(loss) on available-for-sale securities", and unrealized gains and losses are recordered in "Net unrealized gains (losses) on available-for-sale securities, net of taxes", in a separate account of Stockholders' Equity".

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

In 2010 and 2009 there were no reclassifications from Level 1 or 2 to Level 3 and no significant transfers between level 1 and level 2. However, in 2009 certain instruments were reclassified from Level 3 to Level 2 due to: (i) the existence of yield curves for longer periods observable in the market, and (ii) our reassessment of credit risk not observable in the market and our conclusion that the impact of such non observable input is not relevant to the overall fair value of certain instruments.

NOTA 29 – DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS RELATED TO CREDIT

a) Derivatives - General

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

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument or other asset including a flow of interests, foreign currencies, commodities, or equity instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives and derivative instruments which value is dependent on the credit risk associated to the debt issued by a third party (the reference entity) which permits that one party (the purchaser of the protection) transfer the risk to the counterparty (the seller of the protection). The seller should make payments as set forth in the agreement when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller receives a premium for the protection, but, on the other hand, assumes the risk that if the underlying asset referenced in the agreement undergoes a credit event, then the seller would have to make the payment to the purchaser of hedge, which could be the notional amount of the credit derivative.

The market and credit risk associated to these products, as well as operating risks, are similar to those related to other types of financial instruments. Market risk is the exposure created by potential fluctuation in interest rates, foreign exchange rates, commodities quotation, prices quoted in securities market or other amounts, and it depends on the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction.  The credit risk exposure to future contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 2,012 and R$ 1,674 at December 31, 2010 and 2009, respectively. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 828 and R$ 975 at December 31, 2010 and 2009, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectibility.

See Note 28 for a description of the criteria used to determine the fair value of derivatives.

	Memorandum accounts		Balance sheet accounts
	Notional amounts	Notional amounts	Carrying value	Carrying value
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Interest rate products	2,628,747	1,888,447	1,625	476
Futures contracts	262,847	182,997	(32)	(4)
Purchase commitments	117,641	88,852	140	19
Sale commitments	145,206	94,145	(172)	(23)
Swap agreements	114,940	119,978	1,323	680
Asset position	61,263	62,528	2,984	2,519
Liability position	53,677	57,450	(1,661)	(1,839)
Options	2,243,675	1,579,785	(143)	(91)
Purchase commitments	1,180,676	850,060	761	1,206
Sale commitments	1,062,999	729,725	(904)	(1,297)
Forward contracts	839	1,294	(19)	11
Purchase commitments	539	839	63	92
Sale commitments	300	455	(82)	(81)
Credit derivatives	5,748	4,363	135	(90)
Purchase commitments	2,622	1,617	256	12
Sale commitments	3,126	2,746	(121)	(102)
Other	698	30	361	(30)
Purchase commitments	698	-	374	-
Sale commitments	-	30	(13)	(30)
Foreign exchange products	160,231	209,408	(1,085)	(607)
Futures contracts	21,185	22,099	(14)	(4)
Purchase commitments	8,128	3,160	-	22
Sale commitments	13,057	18,939	(14)	(26)
Swap agreements	21,987	22,492	(333)	(196)
Asset position	7,378	9,820	(5)	295
Liability position	14,634	12,672	(328)	(491)
Options	80,459	145,350	(215)	(137)
Purchase commitments	37,198	80,571	792	527
Sale commitments	43,261	64,779	(1,007)	(664)
Forward contracts	35,880	11,809	(531)	(190)
Purchase commitments	13,121	5,150	556	276
Sale commitments	22,759	6,659	(1,087)	(466)
Credit derivatives	76	137	-	(1)
Purchase commitments	54	137	1	1
Sale commitments	22	-	(1)	(2)
Other	619	7,521	8	(79)
Purchase commitments	259	3,234	191	420
Sale commitments	360	4,287	(183)	(499)
Commodities	4,762	7,690	1	19
Futures contracts	2,132	6,403	(9)	(17)
Purchase commitments	84	64	33	(12)
Sale commitments	2,048	6,339	(42)	(5)
Swap agreements	397	195	(22)	(9)
Asset position	219	89	5	5
Liability position	178	106	(27)	(14)
Options	1,966	612	1	27
Purchase commitments	1,197	371	52	38
Sale commitments	769	241	(51)	(11)
Forward contracts	267	254	29	10
Purchase commitments	200	254	48	10
Sale commitments	67	-	(19)	-
Other	-	226	-	8
Purchase commitments	-	155	-	17
Sale commitments	-	71	-	(9)
Other	18	91	-	-
Futures contracts	10	11	-	-
Purchase commitments	1	2	-	-
Sale commitments	9	9	-	-
Swap agreements	8	58	-	-
Asset position	1	1	-	-
Liability position	7	57	-	-
Credit derivatives	-	22	-	-
Purchase commitments	-	22	-	1
Sale commitments	-	-	-	(1)
Equity products	17,102	7,999	(394)	(619)
Futures contracts	5,875	5,276	-	-
Purchase commitments	1,645	2,132	-	-
Sale commitments	4,230	3,144	-	-
Swap agreements	61	138	2	81
Asset position	32	131	3	81
Liability position	29	7	(1)	-
Options	5,871	2,575	(935)	(700)
Purchase commitments	4,181	1,812	147	48
Sale commitments	1,690	763	(1,082)	(748)
Forward contracts	1,419	-	1,393	-
Purchase commitments	1,419	-	1,393	-
Sale commitments	-	-	-	-
Credit derivatives	878	10	(1)	-
Purchase commitments	227	10	4	1
Sale commitments	651	-	(5)	(1)
Other	2,998	-	117	-
Purchase commitments	2,438	-	164	-
Sale commitments	560	-	(47)	-
Assets			7,789	5,549
Liabilities			(6,674)	(6,281)
Total			1,115	(732)

b) Derivatives used for hedge accounting

We use certain derivative futures contracts traded in stock exchange as hedge instruments in a strategy of cash flow hedge. All hedge relationships were designated in the last quarter of 2008, and maturities of derivatives will occur between 2012 and 2014.

This hedge strategy aims at protecting changes in cash flow of interest payments at a variable rate of  Subordinated CDBs attributable to changes in 100% of the CDI rate. CDI rate is considered the reference rate in the Brazilian financial market and it is set on a daily basis. The hedge strategy makes the cash flow constant regarding the variability of CDI rate. To protect the variability of future cash flow of interest payments, Itaú Unibanco Holding uses DI Futures contracts at BM&F BOVESPA. In the DI Futures contract, a net payment is made for the difference between the notional amount multiplied by the CDI rate, and the notional amount multiplied by a fixed rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy,  Itaú Unibanco Holding uses the dollar offset method on a cumulative basis. By using this method, Itaú Unibanco Holding adopts the hypothetical derivative method  established by DIG G 7 "Cash Flow Hedges: Measurement of Ineffectiveness of Cash Flow Hedge pursuant to Paragraph 30(b) when the Short-Cut Method is not Applied”. The hypothetical derivative method is based on a comparison of change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy  of the present value of the cumulative change in the future cash flow expected for the hedged liability. The method of transferring deferred gains and losses from Accumulated Other Comprehensive Income (“AOCI”) to retained earnings is an effective interest rate method.

At December 31, 2010, the carrying amount of subordinated CDBs which future cash flows are being protected by this hedge strategy is R$ 14 and the notional amount of DI Futures of hedge instruments is R$ 11.

Derivatives in relationships of cash flow hedges	Amount of gain or (loss) recognized in AOCI in derivatives (effective portion)	Place where gain or (loss) reclassified from AOCI to income are recognized (effective portion)	Amount of gain or (loss) reclassified from AOCI to income (effective portion)	Place where gain or (loss) are recognized in income (ineffective portion)	Amount of gain or (loss) recognized in result of derivatives (ineffective portion)

Futures of interest rate	3	Trading income (losses), net	1	Trading income (losses), net	0

As of December 31, 2010, gain or loss related to the cash flow hedge expected to be reclassified from AOCI to income in the following 12 months is R$ 1.

During 2009, we have discontinued certain of our hedge relationships that no longer met the effectiveness requirements. No hedge relationship was discontinued in 2010.

No lack of effectiveness was recognized at December 31, 2010, since the accumulated loss in Futures DI used as hedge instruments did not exceed the cumulative change in future cash flows expected of the protected deposits.

c) Information on credit derivatives

Credit derivatives are financial instruments whose value derives from the credit risk associated with the debt issued by a third party (reference entity) and allow an entity (protection buyer) to transfer this risk to a counterparty (protection seller). The protection seller has to make payments pursuant to the contract when the reference entity undergoes a credit event, such as bankruptcy, default or composition with creditors. The protection seller receives a premium for the protection but, on the other hand, assumes the risk that the underlying instrument referred to in the contract may undergo a credit event and may have to make a payment to the protection buyer that can be as high as the reference value of the credit derivative.

Itaú Unibanco Holding buys and sells credit protection mainly related to public securities of the Brazilian government and private securities of Brazilian companies in order to meet the needs of its clients. When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by the purchase of a credit protection contract from another counterparty for the same reference entity or similar entity. Credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. At December 31, 2010 and 2009, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, an amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered value. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

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
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value as of December 31, 2010	Fair value as of December 31, 2009
By instrument
CDS	3,375	541	1,234	1,184	416	(119)	(103)
TRS	424	416	-	8	-	(8)	-
Total by instrument	3,799	957	1,234	1,192	416	(127)	(103)
By risk rating
Investment grade	3,799	957	1,234	1,192	416	(127)	(103)
Total by risk	3,799	957	1,234	1,192	416	(127)	(103)
By reference entity
Private entities	3,799	957	1,234	1,192	416	(127)	(103)
Total by entity	3,799	957	1,234	1,192	416	(127)	(103)

We evaluate the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies. Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives which are sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge.

	12/31/2010			12/31/2009
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position	Net position
CDS	(3,375)	2,902	(473)	1,320
TRS	(424)	-	(424)	-
Total	(3,799)	2,902	(897)	1,320

d) Financial instruments related to credit

Itaú Unibanco Holding uses financial instruments related to credit to meet the financial needs of its clients. Itaú Unibanco Holding issues credit granting commitments, standby letters of credit and other letters of credit and guarantees.

The following table summarizes the contractual amounts of financial instruments related to credit.

	12/31/2010	12/31/2009
Commitments to extend credit	179,912	157,443
Standby letters of credit	756	1,207
Guarantees	37,618	31,234

The contractual amount of financial instruments represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of these commitments matures without being withdrawn. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

e) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with ASC 460:

	12/31/2010		12/31/2009
	Contract amount	Fair value	Contract amount	Fair value
Standby letters of credit (*)	756	435	1,207	349
Guarantees (1)	37,618	108	31,234	68
(*) Include guarantees with contract amount of R$ 17 as of December 31, 2010 (R$ 8 as of December 31, 2009) issued in favor of clients classified as clients under monitoring, in accordance with our internal classification.

Standby letters of credit and  guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itaú Unibanco Holding typically has recourse to recover from the customer any amounts paid under these guarantees In addition, Itaú Unibanco Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with ASC 450.

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

Itaú Unibanco Holding manages a broad range of investment funds and provides portfolio management services for pension funds, corporations, private banking customers and foreign investors.
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

b)	Contingent gains and losses

Itaú Unibanco Holding and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent gains: there are no contingent assets recorded.

b)	Contingent losses: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and whose amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

-	Tax and Social Security Lawsuits: are estimated upon judicial notification of administrative proceedings based on their adjusted amounts involved.

-	Contingencies classified as probable: are provided for in the financial statements and comprise:

-
Civil Lawsuits: The contingencies generally arise from reviewing agreements and demanding compensation for property damage and pain and suffering, and most of these actions are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages.

The bank is also party to specific lawsuits with respect to charging understated inflation adjustment to savings accounts in connection with economic plans.The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, such as of adjustment of time deposits and contracts in general. In addition, the Superior Court of Justice has recently decided that the term for filing public civil actions with respect to understated inflation is five years.  In view of such decision, some of the lawsuits may be dismissed because they were filed after a five-year period.

We have provided for those lawsuits where we estimate the probability of loss is probable and when it can be reasonably estimated and we disclose above the amounts of those lawsuits initiated against Itaú Unibanco Holding for which probability of loss is possible.

-
Labor claims: Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Tax and social security: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	12/31/2010	12/31/2009
Opening balance (Note 18)	7,651	5,219
Balance arising from business combinations	-	2,989
(+) Reclassification	-	111
(-) Contingencies guaranteed by indemnity clauses (Note 2u)	(707)	(692)
Subtotal	6,944	7,627
Changes in the period reflected in income (Note 24b)	2,907	2,535
Interest and monetary correction	324	433
Increase	3,579	2,505
Reversal	(996)	(403)
Payments	(1,675)	(3,218)
Subtotal	8,176	6,944
(+) Contingencies guaranteed by indemnity clauses (Note 2u)	1,466	707
Closing balance (Note 18)	9,642	7,651
Escrow deposits (Note 14)	4,076	3,219

-
Contingencies classified as possible: they are not recognized in the financial statements and comprise Civil Lawsuits amounting to R$ 764 and Tax and social security lawsuits amounting to R$ 2,625; the principal characteristics of the most significant lawsuits are described below :

•	PIS and COFINS – request for offset dismissed - R$ 466: Cases in which the liquidity and the offset credit certainty are discussed.

•	ISS banking institutions – R$ 425: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law;

•	INSS – Non-compensatory amounts – R$ 378: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	PIS and COFINS – usufruct of quotas and shares - R$ 273: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

-
Taxes payable and challenged in court: We filed lawsuits related to taxes in which we challenge the position of federal, state or municipal governments based on grounds of illegality as unconstitutionality. We recognize a liability for the amounts due under the terms of the current law with respect to these lawsuits. The table below shows the changes in this liability and the respective escrow deposits:

	12/31/2010	12/31/2009
Opening balance (Note 18)	6,337	6,155
Balance arising from business combinations	-	3,003
Reclassification	-	(111)
Changes in the period reflected in income	693	2,100
Interest and monetary correction	308	849
Increase	769	2,182
Reversal	(384)	(931)
Payments (*)	(1,936)	(4,810)
Closing balance (Note 18)	5,094	6,337
Escrow deposits (Note 14)	3,708	4,127
(*) In November 2009, Itaú Unibanco Holding and its subsidiaries applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities. The general conditions of the effects of applying to REFIS include the possibility to pay amounts under REFIS in 180 monthly installments or in one single installment as well as reductions in the amounts of penalties and late payment interest. As allowed by the program additional tax debts were added to the program during 2010. The application has resulted in an effect of R$ 145 in net income recognized during the year ended December 31, 2010 (R$ 291 for the year ended December 31, 2009). Payments made for debts included in the REFIS program amounted to R$ 1,891 for the year ended December 31, 2010 (R$ 1,952 for the year ended December 31, 2009).

The main discussions related to taxes payable and challenges in court are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2,356: we defend the levy of contributions on revenue, defined as revenue from sales of assets and services. The corresponding escrow deposit totals R$ 962.

•
PIS – R$ 350 – Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, aiming at the payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 61.

•
INSS – R$ 253 – Service providers that are individuals and management members: we request the non-levy of taxes on payment to service providers that are individuals and management members, set forth by Supplementary Law No. 84/96, by alleging its unconstitutionality. The corresponding escrow deposit totals R$ 229.

-
Guarantee of Voluntary Resources: Securities amounting to R$ 1,516 (R$ 1,061 at December 31, 2009), Escrow Deposits amounting to R$ 3,300 (R$ 3,234 at December 31, 2009) (Note 14), and premises and equipment amounting to R$ 714 (R$ 769 at December 31, 2009), according to article 32 of Law No. 10,522/02 are pledged in guarantee of voluntary appeals related to lawsuits with respect to contingent liabilities. As a result of the unconstitutionality lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for voluntary appeals on April 10, 2007. The Bank has requested the Federal Revenue Service to release those pledges.

-
Receivables from reimbursement of contingent liabilities: The balance of receivables arising from reimbursements of contingencies totals R$ 1,784 (R$ 1,114 at December 31, 2009) (Note 14), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created an escrow account to guarantee the potential payments under civil, labor and tax contingencies.

According to the opinion of the legal advisors, Itaú Unibanco Holding is not involved in any other administrative proceedings or lawsuits that may significantly affect its consolidated financial position.

c)	Other commitments

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements

Minimum payments of services provided by third parties and leases which are non-cancelable as of December 31, 2010 are as follows:

2011	802
2012	680
2013	538
2014	456
2015	351
Thereafter 2016	846
Total minimum payments required	3,673

Total rental expenses were (Note 23), R$ 841, R$ 795 and R$ 394 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 31 – REGULATORY MATTERS

Itaú Unibanco Holding is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance (CNSP) and the SUSEP issue regulations on capital requirement which affect our insurance, private retirement plans and capitalization operations

The Basel Accord requires banks to have a ratio of regulatory capital and risk exposure of at least 8%. The regulatory capital is basically composed of two levels:

•	Tier I: in general, capital stock, certain reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among others and subject to certain limits, asset revaluation reserves, general loan loss reserves and subordinated debt, and it is limited to the amount of Tier I Capital.

However, the Basel Agreement permits that regulatory authorities in each country establish own parameters for the composition of regulatory capital and calculation of portions exposed to risk. Among the main differences arising from the adoption of specific parameters under the Brazilian regulation are: (i) the requirement of a ratio of capital to risk-weighted assets of at least 11%, (ii) certain risk weighting factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of its equity to cover certain operating risks, ranging from 12% to 18% of the average gross income from financial operations. Additionally, in compliance with the regulations of the Central Bank of Brazil, banks should calculate the compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries regulated by the Central Bank, including branches and investments abroad, and

•	Based on the full consolidation, considering all companies corporately or operationally controlled by Itaú Unibanco Holding, regardless of whether they are regulated by the Central Bank or not.

The Management manages the capital aiming at complying with BACEN minimum capital requirements. During the period, we complied with all minimum capital requirements we are subject to.

The following table presents the composition of regulatory capital, minimum capital required and the Basel ratio calculated in accordance with the Central Bank rules, both on a financial institution consolidation basis and on a full consolidation basis.

	Unaudited
	Financial institutions (partial consolidation)		Full consolidation
	2010	2009	2010	2009
Regulatory capital
Tier I	60,192	55,624	62,240	57,706
Tier II	18,652	12,837	18,652	12,837
Other deductions required by the Central Bank of Brazil	(173)	(28)	(173)	(28)
Total	78,671	68,433	80,719	70,515
Minimum regulatory capital required	54,722	44,299	57,525	46,513
Capital to risk-weighted assets ratio - %	15.8	17.0	15.4	16.7
Excess of regulatory capital over minimum regulatory capital required	23,949	24,134	23,194	24,002

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Unibanco to 50% of the adjusted regulatory capital on both a financial institution consolidation and a full consolidation basis.  At December 31, 2010 and 2009, our ratio and the excess of capital in relation to the maximum fixed assets ratio were as follows

	Unaudited
	Financial institutions (partial consolidation)		Full consolidation
	2010	2009	2010	2009
Fixed assets ratio - %	37.3	32.9	14.5	15.4
Capital excess in relation to fixed assets ratio	9,976	11,711	28,669	24,397

NOTE 32 – BUSINESS SEGMENT INFORMATION

Our four operational segments are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.

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

Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to the low income population. The business structure of the vehicle financing operation is supported by: new, used and heavy vehicles, and motorcycles. The merger of the operations of Itaú and Unibanco showed strong complementarities of businesses, a competitive advantage that we are increasing by intensifying the combined operations, exchanging expertise between teams and seeking a higher operational efficiency. The credit approval process of vehicle operations is based on scoring models that provides the quick approval for credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

Itaú Unibanco – Corporate and Treasury

Our Corporation and Treasury segment basically shows the interest income associated with capital surplus, subordinated debt surplus and carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets.

	12/31/2010
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications (****)	Consolidated US GAAP
Net interest income with clients	26,646	4,601	9,405	-	40,633	(40,633)	-
Net interest income with corporation	-	-	-	4,029	4,029	(4,029)	-
Net interest income with the market	418	-	-	(418)	-	-	-
Net interest income	27,064	4,601	9,405	3,611	44,662	(1,117)	43,545
Provision for loan and lease losses	(7,915)	186	(3,913)	(18)	(11,660)	(211)	(11,871)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,871	-	284	502	2,658	(1,427)	1,231
Fee and commission income	9,220	1,932	5,953	382	17,463	(833)	16,630
Non-interest expenses (**)	(19,700)	(2,242)	(7,137)	(1,597)	(30,657)	(10,248)	(40,905)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	19	(5)	-	210	224	(367)	(143)
Trading income (losses)	-	-	-	-	-	2,275	2,275
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	220	220
Net gain on foreign currency transactions	-	-	-	-	-	2,311	2,311
Tax expenses for ISS, PIS and COFINS	(2,139)	(388)	(1,014)	(344)	(3,885)	3,885	-
Other non-interest income	495	(82)	84	154	641	2,894	3,535
Income before taxes on income	8,915	4,002	3,662	2,900	19,446	(2,618)	16,828
Taxes on income	(2,536)	(1,035)	(1,078)	(590)	(5,238)	301	(4,937)
Profit sharing	(100)	(124)	(26)	(12)	(261)	261	-
Net income	6,279	2,843	2,558	2,298	13,947	(2,056)	11,891
Noncontrolling interest	-	-	-	(971)	(924)	100	(824)
Net income attributable to Itaú Unibanco	6,279	2,843	2,558	1,327	13,023	(1,956)	11,067
Identifiable assets (***)	531,903	209,988	93,829	69,719	755,112	(8,532)	746,580
(*) The result per segment is disclosed based on managerial criteria. Such information excludes certain results which are considered not related to the core business by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are :
(i) Partial reversal of the additional allowance for loan an lease losses R$ 1,038 million; (ii) effect of refis R$ 145 million; (iii) provision for losses arising from economic plans that were in effect during the 1980’s R$ (467) million; (iv) Tax contingencies R$(380) million ; (v) Employee benefits R$ (35) million.
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
(****) The information on segments based on management reports is different from information under US GAAP because: (i) lines are different when both sets of information are compared, and (ii) results are measured on different basis. As previously explained, managerial information is based on accounting practices adopted in Brazil, except for exclusion of certain items described in item (*).
The most significant differences when measuring net income based on managment reports and under US GAAP, net of tax effects, are as follows:
(a) Difference in the allowance for loan losses, as compared to that recognized in accordance with BR GAAP, of R$ 703 million, (b) under US GAAP, amortization of intangible assets corresponding to business acquired, in the amount of  R$ (2,156) million, including the impairment of UBB brands, in the amount of R$ (272) million, (c) loss on exchange variation on available-for-sale securities and the translation of foreign subsidiaries that are not recognized in income under US GAAP, in the amount of  R$ 617 million, (d) stock options expenses, under US GAAP, higher than those in accordance with BR GAAP by R$ (66) million, (e) market adjustments of UPS options in R$ (142) million, (f) adjustment of excess portion of deferred tax assets differs from that under BRGAAP by R$ (336) million, and (g) other differences in measurement criteria that totaled R$ (617) million.

	12/31/2009
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications (****)	Consolidated US GAAP
Net interest income with clients	22,316	4,075	10,767	-	37,158	(37,158)	-
Net interest income with corporation	1,934	-	-	(1,934)	-	-	-
Net interest income with the market	-	-	-	5,621	5,621	(5,621)	-
Net interest income	24,250	4,075	10,767	3,687	42,779	(2,088)	40,691
Provision for loan and lease losses	(8,856)	(1,150)	(5,786)	1,627	(14,165)	(1,207)	(15,372)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	2,238	1	82	111	2,432	(752)	1,680
Fee and commission income	8,219	1,491	5,557	(40)	15,227	(1,748)	13,479
Non-interest expenses (**)	(17,089)	(1,474)	(6,456)	(787)	(25,806)	(10,036)	(35,842)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	2	-	176	178	(3,577)	(3,399)
Trading income (losses)	-	-	-	-	-	9,284	9,284
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	211	211
Net gain on foreign currency transactions	-	-	-	-	-	2,619	2,619
Tax expenses for ISS, PIS and COFINS	(1,954)	(287)	(1,014)	(212)	(3,467)	3,467	-
Other non-interest income	717	(129)	122	12	722	9,388	10,110
Income before taxes on income	7,525	2,529	3,272	4,574	17,900	5,561	23,461
Taxes on income	(2,067)	(527)	(921)	(1,335)	(4,850)	(3,999)	(8,849)
Profit sharing	(1,079)	(289)	(146)	(181)	(1,695)	1,695	-
Net income	4,379	1,713	2,205	3,058	11,355	3,257	14,612
Noncontrolling interest	-	-	-	(864)	(864)	337	(527)
Net income attributable to Itaú Unibanco	4,379	1,713	2,205	2,194	10,491	3,594	14,085
Identifiable assets – 12/31/2009 (***)	424,079	153,086	74,538	56,121	608,273	(9,185)	599,088
(*) The result per segment is disclosed based on managerial criteria. Such information excludes certain results which are considered not related to the core business by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are : (i) setting-up of a provision for losses arising from the economic plans that were in effect during the 1980’s R$ (191) million; (ii) gain on sales of unconsolidated companies R$ 228 million; (iii) amortization of goodwill R$ (390) million; (iv) recognition of the impact from the change in the strategic partnership established between Itaú Unibanco and Companhia Brasileira de Distribuição - CBD R$ (363) million ; (v) effect of refis R$ 292 million.
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
(****) The information on segments based on management reports is different from information under US GAAP because: (i) lines are different when both sets of information are compared, and (ii) results are measured on different basis. As previously explained, managerial information is based on accounting practices adopted in Brazil, except for exclusion of certain items described in item (*). The most significant differences in the measurement of net income between management reports and US GAAP, net of tax effects, are as follows :
(a) Difference in allowance for loan losses as compared to the amount recognized under BR GAAP for R$ 468 million, (b) under BR GAAP goodwill has been amortized for the amount of R$ 543 million, (c) under US GAAP a remeasurement gain has been recognized for the equity interest in Redecard of R$ 2,717 million and a gain on exchange of insurance operations in the amount of R$ 562 million, (d) a bargain purchase gain has been recognized amounting to R$ 830 million under US GAAP, (e) under US GAAP intangible assets corresponding to business acquired are amortized for an amount of R$ (1,611) million, (f) foreign exchange loss on available for sale securities and translation of subsidiaries abroad is not recognized in income for US GAAP and amounted to R$ 1,583 million, (g) stock option expense under US GAAP is higher than under BR GAAP for R$ (502) million, (h) market adjustments of UPS options in R$ (23) million, (i) adjustment of excess portion of deferred tax assets differs from that under BRGAAP  by R$ (224) million, and (j) other difference in measurement criteria amounting to R$ (749) million.

	12/31/2008
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and reclassifications	Consolidated US GAAP
Net interest income with clients	14,023	2,694	5,819	772	23,308	(23,308)	-
Net interest income with the market	-	-	-	1,203	1,203	(1,203)	-
Net interest income	14,023	2,694	5,819	1,975	24,511	(3,370)	21,141
Provision for loan and lease losses	(4,091)	(454)	(2,696)	-	(7,241)	(2,120)	(9,361)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,260	-	78	-	1,338	(722)	616
Fee and commission income	8,069	640	1,586	-	10,295	(1,354)	8,941
Non-interest expenses (**)	(12,410)	(962)	(2,519)	(74)	(15,965)	(4,745)	(20,710)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	13	-	168	181	2,231	2,412
Trading income (losses)	-	-	-	-	-	(2,843)	(2,843)
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(114)	(114)
Net gain on foreign currency transactions	-	-	-	-	-	1,059	1,059
Tax expenses for ISS, PIS and COFINS	(1,269)	(204)	(500)	(196)	(2,169)	2,169	-
Other non-interest income	591	(48)	116	33	692	1,711	2,403
Income before taxes on income	6,173	1,679	1,884	1,906	11,642	(8,098)	3,544
Taxes on income	(1,623)	(426)	(559)	(392)	(3,000)	4,334	1,334
Profit sharing	(527)	(164)	(59)	-	(750)	750	-
Net income	4,023	1,089	1,266	1,514	7,892	(3,014)	4,878
Noncontrolling interest	-	-	-	(174)	(174)	145	(29)
Net income attributable to Itaú Unibanco	4,023	1,089	1,266	1,340	7,718	(2,869)	4,849
Identifiable assets (***)	358,158	139,007	52,315	11,110	450,693	(49,318)	401,375
(*) The result per segment is disclosed based on managerial criteria. Such information exclude certain results which are considered not related to the core business by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are :
(i) Recognition of additional allowance for loans losses of R$ (3,089) million, (ii) setting-up of provision for losses arising from economic plans established in 1980's of R$ (174) million, (iii) effects of sale of interests in unconsolidated companies of R$ 233 million, (iv) sale of interest and impairment of investment by BPI on Banco Comercial Português of R$ (29) million, (v) amortization of goodwill of R$ (223) million, (vi) Effects of the adoption of Law No. 11,638 of R$ (136) million, (vii) gain recognized under accounting practices adopted in Brazil for the transaction with Unibanco of R$ 5,183 million, (viii) recognition of integration and restructuring provisions of R$ (888) million, (ix) Equalization of accounting criteria related with the transaction with Unibanco of R$ (1,414) million, (x) net income of Unibanco for the fourth quarter of 2008 of R$ 652 million, and (xi) other non-recurring events of R$ (30) million.
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

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information that are measured on bases different from those information prepared following accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using management criteria, and (iii) in the reporting periods, it excludes nonrecurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

Allocated Capital to each segment

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, the excess of capital and subordinated debt being allocated to the "Corporation" segment. The tax effects of interest on stockholders' equity payments of each segment have been subsequently reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Equity in earnings (losses) of unconsolidated companies which are not related to each segment and noncontrolling interest were allocated to the "Corporation" segment.

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

As result of the above, we adopt a managerial statement of income to prepare segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassified the tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

In addition, the net interest income is divided into three categories as follows: (i) net interest income with clients – (ii) net interest with the market, and (iii) net interest income with the corporation and treasury operations – in which each operations includes the opportunity cost.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to USGAAP.  In this column we also present the effect of nonrecurring items that are not considered in the managerial statement of income.

As described previously, our operations are primarily carried out in Brazil. However, we have some offices abroad, of which we highlight our operations in Europe, Argentina, Chile, Uruguay and Paraguay. The revenue from operations outside Brazil is presented below (after eliminations in consolidation):

	12/31/2010	12/31/2009	12/31/2008
Net interest income	2,377	3,320	5,403
Fee and commission income	881	627	604
Total revenue from external customers	3,258	3,947	6,007
Investments in unconsolidated companies and premises and equipment, net	1,227	1,420	1,601

NOTE 33 – RELATED PARTIES

Our transactions with companies within the consolidation group are mainly carried out on market terms and conditions, and completely eliminated in consolidation

a) Transactions with unconsolidated entities

We present below the operations between Itaú Unibanco Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Unibanco Holding and its consolidated subsidiaries and investees under equity method are mainly banking transactions carried out under the conditions summarized below:

ASSETS	12/31/2010	12/31/2009	12/31/2008
Cash and due from banks
Tecnologia Bancária S.A.	422	-	-
Interbank investments
Porto Seguro S.A.	33	-	-
Dividends receivable
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	15	-
Porto Seguro S.A.	45	-	-
Receivables from related companies
Porto Seguro S.A.	87	-	-
LIABILITIES	12/31/2010	12/31/2009	12/31/2008
Demand deposits
ITAÚ UNIBANCO HOLDING S.A.	-	(54)	(129)
Tecnologia Bancária S.A.	-	(3)	-
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	(43)	-
Porto Seguro S.A.	(2)	-	-
Time deposits
Unibanco Rodobens Administradora de Consórcios Ltda (*)	-	(16)	-
CNF - Administradora de Consórcios Nacional Ltda (*)	-	(57)	-
Securities sold under repurchase agreements
Olimpia Promoção e Serviços S.A.	(19)	(26)	(28)
RESULT	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Funding expenses
Olimpia Promoção e Serviços S.A.	(2)	-	-
Porto Seguro S.A.	(16)	-	-
Third-party service expenses
Olimpia Promoção e Serviços S.A.	(2)	-	-
Other operating income
Porto Seguro S.A.	29	-	-
Fee and commission income
Porto Seguro S.A.	61	-	-
(*) Itaú Unibanco S.A. sold its equity interest in the companies to third parties at January 28, 2010.

b) Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Unibanco Holding and other entities of the Itaúsa Group.

LIABILITIES	12/31/2010	12/31/2009	12/31/2008
Demand deposits
ITH Zux Cayman Company Ltd.	-	(41)	(55)
Duratex S.A.	(6)	(18)	(32)
Interest-bearing deposits
Elekeiroz S.A.	(31)	(11)	(38)
Annual interest (%)	100.50% of CDI	100.00% of CDI	101.50% of CDI
Elekeiroz S.A.	-	-	(21)
Annual interest (%)	-	-	102.00% of CDI
Itaúsa Empreendimentos S.A.	-	(31)	(28)
Annual interest (%)	-	101.10% of CDI	102.30% of CDI
Itaúsa Empreendimentos S.A.	-	(17)	(16)
Annual interest (%)	-	100.80% of CDI	102.00% of CDI
Duratex S.A.	(41)	-	(39)
Annual interest (%)	100.00% of CDI	-	102.37% of CDI
Itautec S.A.	(8)	-	-
Annual interest (%)	100.32% of CDI	-	-
Securites purchased under resale agreements
Itaúsa Empreendimentos S.A.	(52)	(48)	-
Duratex S.A.	(8)	-	-
Itautec S.A.	(18)	-	-
Itaú Gestão de Ativos S.A.	(1)	(1)	-
Trade notes payable
Itautec S.A. (1)	-	(10)	(7)
Itaúsa Investimentos S.A.	-	(73)	-
Other liabilities – payable due to transactions with credit cards
Redecard S.A. (2)	-	-	(4,564)
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Fee and commission income
Itaúsa Investimentos S.A.	1	2	-
Itaúsa Empreendimentos S.A.	2	-	-
Duratex S.A.	2	-	-
Rent expenses
Itaúsa Investimentos S.A.	(1)	(1)	-
Equipment and sofwared purchased
Itautec S.A. (1)	(296)	(396)	(324)
Other operating income (expenses)
Itaúsa Investimentos S.A.	72	-	-
Non-operating income
Duratex S.A.	2	-	-
Itautec S.A.	2	-	-
(1) Maintence and services related to electronic equipment and software.
(2) Consolidated as from March 2009, at the time of the acquisition of control, as described in Note 3b.

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

The donations made by Itaú Unibanco and services provided are as follows:

	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Donations made by Itaú
Instituto Itaú Cultural	(44)	(39)	(36)
Instituto Unibanco de Cinema	-	(10)	-
Associação Clube "A"	-	(1)	-
Receivables from (payable to) related companies
Fundação BEMGEPREV	(13)	-	-
UBB Prev Previdência Complementar	(17)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(79)	-	-
Other	1	-	-
Rent expenses
Fundação Itaubanco	(15)	(24)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado	(8)	(6)	-
Other	(1)	-	-
Fee and commission income
Fundação Itaubanco	10	9	6
FUNBEP - Fundo de Pensão Multipatrocinado	3	2	-
UBB Prev Previdência Complementar	3	3	-
Other	2	2	-

NOTE 34 – STRATEGIC PARTNERSHIPS

There were no new significant strategic partnerships entered into during the year 2010. The significant strategic partnerships entered into during the years ended December 31, 2009 and 2008 are described below:

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

In August 2009, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) signed an agreement with CBD related to Financeira Itaú CBD S.A.– Crédito, Financiamento e Investimento (“FIC”), a financial institution which holds the exclusive right to offer financial products and services to clients of CBD.

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

c)	Marisa S.A. (Marisa)

In October 2008, Itaú Unibanco Holding entered into a "partnership agreement" ("agreement") with Marisa, a retail store chain specialized in woman’s fashion, for acquisition of the right to exclusivity to offer, distribute, and  market financial products and services to the clients of Marisa.

The investment of Itaú Unibanco Holding totaled R$ 120 and refers to the acquisition of said exclusivity right for a 120-month period. We recorded the amount of R$ 120, paid to Marisa, as an intangible asset to be amortized over its estimated useful life of 120 months, i.e., for the term of  the agreement. We allocated these intangible assets to the Itaú Unibanco – Commercial Bank Segment.

d)	Lojas Americanas S.A. and BWU Comércio e Entretenimento S.A. (jointly referred to as LASA) in relation to Blockbuster Stores

In June 2008, Itaú Unibanco Holding entered into a “partnership agreement" (“agreement“) with LASA, for the acquisition, through FAI, of the exclusivity right to offer, distribute, and market financial products and services to Lojas Blockbuster’s customers, which are fully held by LASA.

The investment of Itaú Unibanco Holding totaled R$ 51 and refers to the acquisition of said exclusivity right for a  240-month period. We recorded the amount of R$ 51, paid to LASA,  as an intangible asset to be amortized over the term of  the agreement. We allocated this intangible asset in the Itaú Unibanco – Consumer Credit Segment.

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

We recorded the amount of R$ 94, paid to Coelho da Fonseca, as an intangible asset to be amortized over 124 months, i.e.,  the term of  the agreement. We allocated this intangible asset to the Itaú Unibanco – Commercial Bank Segment.

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

The investment of Itaú Unibanco Holding totaled R$ 20 and refers to the acquisition of said exclusivity right for a 120-month period.

The amount of R$ 20, paid to Dafra, was recorded as an intangible asset to be amortized over the term of  the agreement. We allocated this intangible asset to the Itaú Unibanco – Commercial Bank Segment.

NOTE 35 – COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

Itaú Unibanco and the individual selling shareholders of Itaú BBA assumed certain commitments under the terms of the sale and purchase agreement of the Itaú BBA group. The key commitments relate to: i) a minimum spread over loans transferred at acquisition date in January 2004 and reimbursement of losses on those loans, ii) an additional payment if treasury results exceed a target amount, iii) a cash bonus to officers and executives accounted for as compensation, and iv) the selling shareholders committed to reimburse for pre-acquisition contingencies.

As of December 31, 2010 and 2009, net assets and liabilities related to the above-mentioned commitments amounted to R$ 434 and 356, respectively, which are presented in Other assets or Other liabilities, as appropriate.

NOTE 36 – SUBSEQUENT EVENT

a) On April 14, 2011, Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. ("Carrefour Brasil"), entered into an Agreement for the Purchase and Sale of Shares for the acquisition by Itaú Unibanco Holding of 49% of Banco CSF S.A. ("Banco Carrefour"), for the amount of R$ 725 million.

Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services, in the distribution channels of Carrefour Brasil operated under the "Carrefour" brand in Brazil (electronic channels and 163 hypermarkets and supermarkets), currently with a base of 7.7 million accounts (unaudited) and a loan portfolio (gross amount) of R$ 2,254 million (unaudited) (base date December 31, 2010).

The completion of the transaction depends on the approval of the Central Bank of Brazil.

b) At the Extraordinary stockholders’ meeting held on April 25, 2011, stockholders approved both:

(i) a reverse split of our common and preferred shares in the proportion of one share issued per each 100 shares previously owned in order to adjust our stockholder base to reduce administrative costs and improve the efficiency of our book-entry system, and

(ii) simultaneously a stock split of 100 newly shares issued per each one share resulting from the reverse split above.

This transaction is subject to ratification by the Central Bank.

ITEM 19	EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation).	*
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(1)
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho Bracher, Antonio Beltran Martinez and Banco Itaú S.A.	(2)
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	(3)
6
See Note 20 to our consolidated financial statements explaining how earnings per share information was calculated under U.S. GAAP.  See “Item 3A. Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.
		*
8.1	List of subsidiaries.	*
11.1	Code of Ethics (unofficial English translation)	(3)
11.2	Corporate Governance Policy (unofficial English translation)	(3)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Chief Risk Officer and Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13	Chief Executive Officer, Chief Risk Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

(1)	Incorporated herein by reference to our annual report on F-6 filed with the Commission on February 20, 2009.

(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

(3)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on May 17, 2010.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

By:	/s/ Sérgio Ribeiro da Costa Werlang
Name: Sérgio Ribeiro da Costa Werlang
Title: Chief Risk Officer

By:	/s/ Caio Ibrahim David
Name: Caio Ibrahim David
Title: Chief Financial Officer

Dated:  June 27, 2011