Form 20-F
period 2011-12-31
Itau Unibanco Holding S.A.
filed 2012-03-30
CIK 1132597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15276

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

None.

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2011 was:

2,289,284,300 Common Shares, no par value per share

2,224,355,729 Preferred Shares, no par value per share

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

Yes          ☒          No          ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer          ☒          Accelerated filer          ☐          Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          ☐          Item 18          ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes          ☐          No          ☒

10B.	Memorandum and Articles of Association	182
10C.	Material Contracts	191
10D.	Exchange Controls	191
10E.	Taxation	192
10F.	Dividends and Paying Agents	198
10G.	Statement by Experts	198
10H.	Documents on Display	198
10I.	Subsidiary Information	199

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	200

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	211

12A.	Debt Securities	211
12B.	Warrants and Rights	211
12C.	Other Securities	211
12D.	American Depositary Shares	211

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	212

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	212

ITEM 15	CONTROLS AND PROCEDURES	213

ITEM 16	[RESERVED]	214

16A.	Audit Committee Financial Expert	214
16B.	Code of Ethics	214
16C.	Principal Accountant Fees and Services	214
16D.	Exemptions from the Listing Standards for Audit Committees	215
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	216
16F.	Change in Registrant’s Certifying Accountant	216
16G.	Corporate Governance	216

PART III

ITEM 17	FINANCIAL STATEMENTS	219

ITEM 18	FINANCIAL STATEMENTS	219

itEM 19	EXHIBITS	220

INTRODUCTION

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

As of December 31, 2011 and March 21, 2012, the selling rate for purchasing U.S. dollars was R$1.8758 to US$1.00 and R$1.8267 to US$1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2011 and 2010 and January 1, 2010, and for the years ended December 31, 2011 and 2010. Until December 31, 2010, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All 2011 and 2010 financial data included in this report, unless stated otherwise, has been prepared in accordance with IFRS.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that are or may constitute forward-looking statements, including but not limited to statements in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political and business conditions in Brazil and changes in inflation, interest rates, exchange rates and the performance of financial markets;

•	Disruptions and volatility in the global financial markets;

•	Difficulties in integrating acquired or merged businesses;

•	Government regulations and tax laws and changes therein;

•	Competition and industry consolidation;

•	Increases in reserve and compulsory deposit requirements;

•	Changes in our loan, securities and derivatives portfolios;

•	Our exposure to Brazilian federal government debt;

•	Incorrect pricing expectations and inadequate reserves;

•	Effectiveness of our risk management policies;

•	Failure in, or breach of, our operational or security systems or infrastructure;

•	Losses associated with counterparty exposures;

•	The ability of our controlling shareholder to direct our business;

•	Regulation of our business on a consolidated basis;

•	Integration of acquired and merged businesses; and

•	Other risk factors as set forth under “Item 3D. Risk Factors”.

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

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or Brazilian GAAP. Accounting principles and standards generally applicable under Brazilian GAAP include those established by Brazilian Corporate Law (Law No. 6,404, as amended, including Law No. 11,638), by the accounting pronouncements committee (Comitê de Pronunciamentos Contábeis), or CPC, which began issuing standards in 2007, and by the federal accounting council (Conselho Federal de Contabilidade), or CFC, while interpretative guidance was issued before the CPC became active by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil), or IBRACON. In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of accounting pronouncements issued by accounting standard setters, such as the CPC, depends on approval of the pronouncement by the (Conselho Monetário Nacional), or CMN and the Central Bank which also establishes the effective date of the pronouncements. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, provide additional industry-specific guidelines. See “Item 9C. Markets” for additional information.

Notwithstanding the above, we have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18. Financial Statements” and the information we provide in “Item 5. Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with IFRS as issued by IASB. Until December 31, 2010, we prepared our consolidated financial information in accordance U.S. GAAP. All 2011 and 2010 data included in this report has been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data come from our management reporting systems and are not based on, or prepared in accordance with, IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5A. Operating Results – Our Business Operating Segments” and note 33 to our consolidated financial statements.

The consolidated financial statements as of December 31, 2011, 2010 and January 1, 2010 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

IFRS Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18.

	For the Year Ended December 31,
Statement of Income	2011	2010
	(in millions of R$)
Banking product	74,276	69,415
Losses on loans and claims	(16,072)	(12,938)
Operating margin	58,204	56,477
General and administrative expenses	(35,674)	(34,632)
Tax expenses	(4,166)	(4,164)
Share of comprehensive income of unconsolidated companies	(113)	349
Current income tax and social contribution	(6,956)	(4,042)
Deferred income tax and social contribution	3,315	(1,494)
Net income	14,610	12,494
Net income attributable to non-controlling interests	(773)	(786)
Net income attributable to owners of the parent company	13,837	11,708

Earnings and Dividend per Share Information (4)

	For the Year Ended December 31,
	2011	2010
	(in R$, except number of shares)
Basic earnings per share (1):
Common	3.06	2.58
Preferred	3.06	2.58
Diluted earnings per share (1):
Common	3.05	2.57
Preferred	3.05	2.57
Dividends and interest on stockholders’ equity per share (2):
Common	0.97	0.86
Preferred	0.97	0.86
Weighted average number of shares outstanding - basic
Common	2,289,284,275	2,289,284,273
Preferred	2,240,026,557	2,246,784,818
Weighted average number of shares outstanding - diluted
Common	2,289,284,275	2,289,284,273
Preferred	2,251,061,836	2,260,240,831

(1) Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. See “Item 10B. Memorandum and Articles of Association” for a description of our two classes of stock. See note 27 to our consolidated financial statements for a detailed calculation of earnings per share.

(2) Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See "Item 8A. Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends" and “Item 10E. Taxation – Interest on Stockholders’ Equity” and note 20b to our consolidated financial statements for a description of interest on stockholders’ equity.

	For the Year Ended December 31,
	2011	2010
	(in US$)
Dividends and interest on stockholders’ equity per share (1)(2):
Common	0.52	0.52
Preferred	0.52	0.52

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

Balance Sheet Data

	As of December, 31
Assets	2011	2010
	(in millions of R$)
Cash and deposits on demand	10,668	10,172
Central Bank compulsory deposits	98,053	85,776
Interbank deposits	27,821	14,835
Securities purchased under agreements to resell	92,248	88,682
Financial assets held for trading	121,889	115,497
Financial assets designated at fair value through profit or loss	186	306
Derivatives	8,754	7,777
Available-for-sale financial assets	47,510	44,539
Held-to-maturity financial assets	3,105	3,170
Loan operations and lease operations, net	322,391	274,843
Other financial assets	40,254	40,945
Investments in unconsolidated companies	2,544	2,948
Fixed assets, net	5,358	4,801
Intangible assets, net	3,825	2,934
Tax assets	26,088	24,142
Assets held for sale	85	78
Other assets	7,357	5,637
Total assets	818,136	727,082

Average interest-earning assets (*)	731,572	592,744
Average non-interest-earning assets (*)	59,248	57,425
Average total assets (*)	790,820	650,169

(*) See “Item 4B. Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2011 and 2010.

	As of December, 31
Liabilities	2011	2010
	(in millions of R$)
Deposits	242,636	202,688
Securities sold under repurchase agreements	185,413	199,657
Financial liabilities held for trading	2,815	1,335
Derivatives	6,747	5,671
Interbank market debt	90,498	62,599
Institutional market debt	54,807	44,513
Other financial liabilities	44,119	41,012
Reserves for insurance and private pension	70,904	56,864
Liabilities for capitalization plans	2,838	2,603
Provisions	15,990	14,457
Tax liabilities	7,408	12,110
Other liabilities	18,625	16,021
Total liabilities	742,800	659,530
Stockholders’ equity:
Capital	45,000	45,000
Treasury shares	(1,663)	(628)
Additional paid-in capital	738	490
Appropriated reserves	24,279	16,904
Unappropriated reserves	5,561	3,615
Cumulative comprehensive income	26	494
Total stockholders’ equity attributed to the owners of the the parent company	73,941	65,875
Non-controlling interests	1,395	1,677
Total liabilities and stockholders’ equity	818,136	727,082

Average interest-bearing liabilities (*)	580,695	471,501
Average non-interest-bearing liabilities (*)	142,740	120,440
Total average stockholders’ equity (*)	67,385	57,736
Total average liabilities and stockholders’ equity (*)	790,820	650,169

(*) See “Item 4B. Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2011 and 2010.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2011	2010
Profitability and performance
Net interest margin (1)	6.6	7.8
Return on average assets (2)	1.7	1.8
Return on average equity (3)	20.5	20.3

Liquidity
Loans and leases as a percentage of total deposits (4)	142.7	145.5

Capital
Total stockholders' equity as a percentage of total assets (5)	9.0	9.1

(1) Net interest income divided by average interest-earning assets. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2011 and 2010.

(2) Net income attributable to Itaú Unibanco Holding divided by average total assets. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2011 and 2010.

(3) Net income attributable to Itaú Unibanco Holding divided by average stockholders' equity. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2011 and 2010.

(4) Loans and leases operations as of year-end divided by total deposits as of year-end.

(5) Total stockholders' equity as of year-end divided by total assets as of year-end.

Exchange Rates

Before March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. The commercial market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from the Central Bank, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The floating rate exchange market generally applied to specific transactions for which Central Bank approval was not required. Rates in the two markets were generally the same. On March 4, 2005, the CMN, through Resolution No. 3,265 effective March 14, 2005, as updated by CMN Resolution No. 3,568 of May 29, 2008, unified the two markets and allowed the exchange rate to float freely for all purposes. In addition, CMN issued Resolutions No. 3,844 and No. 3,845, both dated March 3, 2010, and the Central Bank issued Circulars No. 3,491, No. 3,492 and No. 3,493, all dated March 24, 2010, which consolidate and simplify certain exchange rules and related procedures. In 2011 the process of simplifying certain exchange rules and related procedures continued. By the issuance of Circular no. 3,545 on July 4, 2011, Central Bank adopted a new processing system of exchange transactions and revised the methodology of foreign exchange contracts. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the performance of international transfers in reais by any individual or legal entity, subject to certain regulatory procedures.

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

As of March 21, 2012, the U.S. dollar-real exchange rate was R$1.8267 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Period-End
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.5611
2012 (through March 21, 2012)	1.7024	1.8683	1.7583	1.8267

Source: Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High	Average (1)	Period-End
September 2011	1.6040	1.9016	1.7498	1.8544
October 2011	1.6885	1.8856	1.7726	1.6885
November 2011	1.7270	1.8937	1.7905	1.8109
December 2011	1.7830	1.8758	1.8369	1.8758
January 2012	1.7389	1.8683	1.7897	1.7391
February 2012	1.7024	1.7376	1.7184	1.7092
March 2012 (through March 21, 2012)	1.7152	1.7245	1.7199	1.8267

Source: Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

The following section does not describe all the risks of an investment in our preferred shares and ADSs. These are the risks we consider material as of the date of this annual report. There may be additional risks that we currently consider immaterial or of which we are currently unaware, and any of these risks could have similar effects to those set forth below.

Therefore, you should carefully read this annual report in its entirety. You should consider, among other things, the risk factors with respect to Itaú Unibanco Holding, to Brazilian financial institutions and to Brazil not normally associated with investments in securities of United States, European and other similar issuers, including those risk factors set out below. Our business, results of operations, financial condition or prospects could be negatively affected if any of such risks occurs, and as a result, the trading price of our preferred shares and ADSs could decline and you could lose all or part of your investment.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market price of our preferred shares and ADSs.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, changes in tax policies, price controls, capital control limits and restrictions on selected imports and, prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

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

In addition, changes in administrations may result in changes in government policy that may affect us. Uncertainty over whether the Brazilian government in the future will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our preferred shares and ADSs.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. While the Brazilian government has been able to keep inflation close to target levels since the introduction of inflation targets in 1999, we cannot assure you that it will continue to be able to do so. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. From 2004 to 2011, the average annual inflation was 5.4%. Expected inflation for 2012, as surveyed by the Central Bank, is 5.28%.

Measures to combat historically high rates of inflation have included tight monetary policies with high interest rates, resulting in restrictions on credit and short-term liquidity. Between 2005 and 2011, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or the SELIC, varied between 19.75% per year and 8.75% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. For example, the real depreciated 15.7%, 34.3% and 24.2% against the U.S. dollar in 2001, 2002 and 2008, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7%, 34.2% and 4.5% against the U.S. dollar in 2003, 2004, 2005, 2006, 2007, 2009 and 2010, respectively. In 2011, the real depreciated 11.2% against the U.S. dollar from an exchange rate of R$1.67 per US$1.00 as of December 31, 2010 to an exchange rate of R$1.88 per US$1.00 as of December 31, 2011. The average exchange rate in 2011 was R$1.67 per US$1.00 compared with an average exchange rate of R$1.76 per US$1.00 in 2010.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. As of December 31, 2011, 27.0% of our total liabilities and 19.8% of our total assets were denominated in, or indexed to, a foreign currency. Although as of December 31, 2011, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of such investments, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, a depreciation of the real could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies, (ii) impairments to our ability to pay dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negatively affect the market price of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market price of our preferred shares and ADSs.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Beginning in late 2007, major financial institutions, including some of the largest global commercial and investment banks, and insurance companies experienced significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity and caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans past due more than 90 days from 3.9% of total loans in December 31, 2008 to 5.6% December 31, 2009. As of December 31, 2011, our non-performing loans past due more than 90 days represented 4.9% of our total loan portfolio.

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

Continued or worsening disruption or volatility in the global financial markets could lead to further increase in negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, continuing investments in infrastructure, and operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services; events arising from local or larger-scale political or social matters and cyber attacks.

Temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

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

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on such international developments.

In response to the global financial crisis which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework. In 2012, the Central Bank issued preliminary guidance and an estimated timeline for implementation of the Basel III framework in Brazil. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements”. In addition, the Central Bank issued new rules for implementation of the Basel III framework in Brazil, as detailed in notice of Public Hearing 40/2012 of February 17, 2012. See “Item 4B. Business Overview — Regulation and Supervision - Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil”. In the event that Public Hearing 40/2012 is fully implemented as currently proposed by the Central Bank and based on our current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the outcome of Public Hearing 40/2012, we may need to reassess our ongoing funding strategy for regulatory capital.

Moreover, there are several proposed bills under consideration in the Brazilian congress that, if signed into law as currently drafted, could adversely affect us. For example, a proposed law to benefit insolvent individual borrowers would allow courts to change the terms and conditions of credit agreements in certain situations. In addition, another proposed bill to amend the rules of civil procedures could have the effect of making recovery more difficult and appealing unfavorable judicial decisions in higher courts more burdensome.

We also have operations in countries outside of Brazil, including Argentina, Chile, Paraguay, Uruguay, Portugal and the United States. Changes in the laws or regulations applicable to our business in the countries in which we operate or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and the related rulemaking, may have a material adverse effect on our business, financial condition and results of operations.

The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition and results of operations, including our ability to provide loans, make investments or render certain financial services. See “ Item 4B. Business Overview — Regulation and Supervision”.

Tax reforms may have a material adverse impact on our results of operations.

To maintain its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes, changes in the bases of calculation or rates of assessments, including rates applicable solely to the banking industry, and occasional enactment of temporary taxes for designated governmental purposes. For example, in July 2011, the Brazilian government introduced a tax on securities transactions or IOF/Securities-Derivatives at the rate of 1.0% on the notional adjusted value of financial derivatives. Also, the government changed twice the tax charged on consumer financial transactions in 2011: an increase of 1.5% per year in April and a reduction of 0.5% per year in December. See “ Item 4B. Business Overview — Regulation and Supervision— Taxation — Taxation on Financial Transactions”. The effects of these changes and any other changes that could result from the enactment of additional taxation cannot be quantified. These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

Future changes in tax policy that may affect financial operations include the creation of new taxes. Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”). However, much uncertainty exists as to whether the CPMF, or similar taxes, will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Major tax reforms in Brazil have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

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

The compulsory deposits generally do not yield the same return as other investments and deposits because a portion of compulsory deposits:

•          do not bear interest;

•          must be held in Brazilian federal government securities; and

•          must be used to finance government programs, including a federal housing program and rural sector subsidies.

For more detailed information on compulsory deposits and capital requirements, see “Item 4B. Business Overview — Regulation and Supervision”.

As of December 31, 2011, we had R$92,323 million in interest-bearing compulsory deposits and R$5,730 million in non-interest-bearing compulsory deposits. For more detailed information on compulsory deposits, see “Item 4B. Business Overview — Selected Statistical Information — Central Bank Compulsory Deposits”.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations by CMN that facilitate the customer’s ability to switch business between banks. See Item 4B. Business Overview – Regulation and Supervision. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and to the extent it limits investment opportunities.

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2011, our loan and financing portfolio was R$ 346,264 million, compared to R$294,837 million as of December 31, 2010. Our allowance for loan losses was R$23,873 million, representing 6.9% of our total loan portfolio, as of December 31, 2011, compared to R$19,994 million, representing 6.8% of our total loan portfolio, as of December 31, 2010. The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our merger and acquisition activity and is dependent on domestic and, to a lesser extent, international economic conditions. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of clients, particularly individuals and small and middle-market companies, that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default. A future increase in our loan portfolio, as well as a shift to higher margins and higher risk products, could result in increased default rates, which could have a material adverse effect on our financial condition and results of operations.

The value of our securities and derivatives positions are subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2011, investment securities represented R$172,690 million, or 21.1% of our assets, and derivative financial instruments, which are used to hedge against risks in each of our business units, represented R$8,754 million, or 1.1% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period and are impacted by domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Such losses could materially and adversely affect our results of operations and financial condition. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2011, approximately 14.2% of our total assets, and 64.0% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (VaR), stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

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

As of January 31, 2012, IUPAR, our controlling shareholder, directly owned 51.00% of our common stock and 25.54% of our total capital stock. See “Item 7A. Major Shareholders”. As a result, IUPAR has the power to control us, including the power to elect and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our preferred shares and ADSs.

Investors in our securities do not have the same protections as if the majority of the members of our board of directors were independent.

As described in “Item 7A. Major Shareholders”, IUPAR is our controlling shareholder and, as a result, has the power to control us, including the power to elect and remove our directors and officers. Our current board of directors is comprised of 13 members; only three of those directors are independent in accordance with our corporate governance policy. As a foreign private issuer, we are subject to corporate governance standards, such as the New York Stock Exchange listed company rules, that differ from those applicable to U.S. domestic issuers, including with respect to director independence requirements. See “Item 16G. Corporate Governance.” A significant number of our directors participate in decision-making on matters in which they have greater interests than would an independent director. As a result, the interests of these directors may not be, at all times, the same as those of our securityholders. In addition, several of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. Where these and other conflicting interests exist, our securityholders will be dependent on our directors exercising, in a manner fair to all of our securityholders, their fiduciary duties as a member of our board of directors.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular, any investigation of, or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us.

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

Any acquisition and merger of institutions and assets and the integration of such institutions and assets involves certain risks including the risk that:

▪	integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

▪	we may incur unexpected liabilities or contingencies relating to the acquired businesses;

▪	antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction; and

▪	the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

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

Investing in securities that trade in emerging markets often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54.4% of the aggregate market capitalization of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA, as of December 31, 2011. Therefore, the ability of the holders to sell the preferred shares underlying the ADSs at the price and at time they desire may be limited.

The preferred shares and ADSs generally do not have voting rights.

According to our bylaws , holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.” In the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.

Despite there are no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares, there are practical limits to the ability of ADS holders to exercise their voting rights due to extra procedural steps involved in communicating with such holders. For example, our preferred shareholders will either receive notice of the meetings directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will only receive notice of the meetings directly from us, if they are properly registered in our mailing list. If they are not registered in our mailing list, they will receive the notice only through the depositary bank.

According to the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in its turn, and to the extent practicable, mail such notice to holders and instructions on how the ADS holder can participate in the shareholders meeting. To exercise their voting rights, ADS holders must instruct the depositary bank on how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. However, as we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights. For more information on the exercise of your preemptive rights, see “Item 10B. Memorandum and Articles of Association – Preemptive Rights on Increase in Preferred Share Capital.”

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

Holders of our preferred shares and ADSs may not receive any dividends

According to our bylaws, we are obligated to pay our shareholders at least 25% of our annual adjusted net income, which may differ significantly from our net income calculated under IFRS. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends” and “Item 10B. Memorandum and Article of Association – Calculation of Distributable Amount.”

As a holder of ADSs, you have shareholder rights that differ from those of shareholders of companies organized under the laws of the United States or other jurisdictions

Our corporate affairs are governed by the Brazilian Corporate Law and our bylaws, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of the preferred shares may have different rights with respect to protection of their interests, including measures related to actions taken by our board of directors or the holders of our common shares, which may differ from the laws of other jurisdictions outside Brazil.

ITEM 4 INFORMATION ON THE COMPANY

4A.	History and Development of the Company

General

Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and registered under NIRE 35300010230. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267.

Investor information can be found on our website at www.itau-unibanco.com/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 767 Fifth Avenue, 50th Floor New York, NY 10153-0023.

History

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973 we have operated through Banco Itaú S.A., now Itaú Unibanco. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association.

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an association agreement to combine the operations of Itaú Holding (now Itaú Unibanco Holding) and its subsidiaries and E. Johnston, Unibanco Holdings, Unibanco and Unibanco’s subsidiaries. To effect the Association, we carried out a corporate restructuring pursuant to which E. Johnston, Unibanco Holdings and its subsidiary Unibanco became wholly owned subsidiaries of Itaú Unibanco Holding through a series of transactions, as described below:

•	the merger of all shares of E. Johnston into Itaú Unibanco;

•	the merger of all shares of Unibanco Holdings and Unibanco that were not already indirectly held by Itaú Unibanco into Itaú Unibanco; and

•	the merger of all shares of Itaú Unibanco into Itaú Unibanco Holding.

A merger of shares means “incorporação de ações” as defined by article 252 of the Brazilian Corporate Law, and is a corporate restructuring where one company (A) exchanges its shares for shares of another company (B), and as a consequence the shareholders of B become shareholders of A, and A becomes the sole shareholder of B. The shareholders of each of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston, Unibanco Holdings and Unibanco approved the transactions at extraordinary shareholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank on February 18, 2009 and the minutes of the shareholders’ meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009. The Association was approved with no restrictions by CADE on August 18, 2010.

The shares of Itaú Unibanco Holding, including those issued in exchange for shares of Unibanco and Unibanco Holdings, commenced trading under the same symbol on March 31, 2009. In May 2009, the trading symbols were standardised to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed. At the extraordinary shareholders’ meeting held on November 28, 2008, our shareholders approved the change of our corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. At the extraordinary shareholders’ meeting held on April 24, 2009, our shareholders approved a further change of our corporate name to Itaú Unibanco Holding S.A., which change was approved by the Central Bank on August 12, 2009. Finally, at the extraordinary shareholders’ meeting held on April 30, 2009, the shareholders of Itaú Unibanco approved the change of the corporate name of Banco Itaú S.A. to Itaú Unibanco S.A., which change was approved by the Central Bank on December 30, 2009.

As a result of the Association, many initiatives were taken in order to complete the integration of the two banks. The main initiatives were:

•	the adoption of a new corporate governance structure by the board of directors;

•	the integration of the corporate, investment banking, brokerage, asset management, vehicle lending, private banking and treasury divisions, which have been operating on a unified basis since the first quarter of 2009;

•	the interconnection of ATMs;

•	reporting under a single annual report and the adoption of unified corporate governance policies and risk management; and

•	the integration of Unibanco branches under the “Itaú” brand, which began in the first quarter of 2010.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview – Selected Statistical Information” for additional information relating to our business.

Divestitures

Unibanco Saúde Seguradora

On December 16, 2009, Itaú Seguros S.A. (“Itaú Seguros”), and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco, for R$55 million. The performance of Unibanco Saúde Seguradora in the 12-month period after the closing date of the transaction entitled Itaú Seguros and Itaú Unibanco to an additional payment of approximately R$50 million. CADE approved the transaction in December 2009. The Brazilian National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar) (“ANS”), approved the transaction on April 1, 2010. The closing of the transaction occurred on April 29, 2010.

Allianz Seguros

On December 29, 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase for R$109 million of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros. The transaction closed on January 14, 2010 and was approved by CADE in March 2010. We notified SUSEP of the transaction.

Capital Expenditures

On January 27, 2012, we announced the construction of a new technology center, representing a total investment of approximately R$800 million. See “Business – Technology”.

See “Item 5B. Liquidity and Capital Resources – Capital – Capital Expenditures” for a discussion of our capital expenditures for the last two fiscal years.

Acquisitions

Redecard

On February 7, 2012 Itaú Unibanco Holding announced its intention to acquire, directly or through its affiliates, all outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at (i) cancelling Redecard’s authorization as a publicly-held company registered with the CVM and (ii) delisting Redecard from the Novo Mercado Corporate Governance Listing Segment maintained by the São Paulo Stock Exchange (BM&FBOVESPA Bolsa de Valores, Mercadorias e Futuros, or “BM&F Bovespa”). The Tender Offer will target the acquisition of common shares of Redecard corresponding to approximately 50% of its share capital. The announced maximum price to be offered for each of such shares will be R$35.00, payable in reais, a total offer of up to R$11.8 billion. We intend to fund the Tender Offer with available cash. Itaú BBA will act as advisor and intermediary institution of the Tender Offer. The completion of the Tender Offer is subject to regulatory approval.

Banco Carrefour

On April 14, 2011 Itaú Unibanco entered into a share purchase and sale agreement governing the acquisition by Itaú Unibanco of 49% of Banco Carrefour for the amount of R$725 million. Banco Carrefour is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil. As of April 14, 2011, the “Carrefour” brand included 163 hypermarkets and supermarkets and related e-commerce channels, and had 7.7 million accounts and a credit portfolio (gross book value) of R$2,254 million as of December 31, 2010. This transaction is subject to the approval of the Central Bank.

HSBC Portfolio in Chile

On October 24, 2011, we completed the acquisition of HSBC’s retail portfolio in Chile, which included, among others, 4 branches and the consumer credit and mortgage portfolios, ranking Itaú as the leader in the premium market, with a network of 88 branches in Chile.

MCC Securities

On August 1, 2011, Itaú Unibanco, through its subsidiaries, entered into certain agreements with the shareholders of MCC, acquiring 50% plus one share issued by MCC Securities Inc. (Cayman Islands) (“MCC Securities”), a wealth management company, forming a joint venture with MCC’s shareholders targeting Chilean high net worth clients.

Unibanco Participações Societárias

On July 29, 2011, we acquired, through a wholly-owned subsidiary, all remaining interests not previously owned in Unibanco Participações Societárias, an indirect investment subsidiary of Itaú Unibanco Holding, for approximately R$1.2 billion in cash.

4B.	Business Overview

Itaú Unibanco Holding ranked among the ten largest banks in the world in 2011 and was the largest bank in Brazil, each ranking based on market capitalization according to Bloomberg. Our principal operations are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies); (ii) Itaú BBA (corporate, investment banking and treasury); (iii) consumer credit (financial products and services to our non-accountholders); and (iv) operations with the market and corporation (referred to as corporate and treasury in note 33 of our consolidated financial statements).

On October 24, 2010, Itaú Unibanco completed the integration of customer service locations throughout Brazil. In total, 998 branches and 245 client service branches, or CSBs, of Unibanco were redesigned and integrated as Itaú Unibanco customer service locations, thus creating a network of approximately 4,700 units in the country under the “Itaú” brand. We have an extensive network with 4,072 branches, 912 CSBs and 28,769 ATMs in Brazil and abroad, as of December 31, 2011, we were elected or ranked:

•	“The Best Private Banking Overall Services” in Brazil, according to the 2011 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine;

•	the largest mutual fund manager among private banks in Brazil based on our assets under management, according to ANBIMA;

•	the largest manager of private bank client assets, according to ANBIMA; and

•	the top provider of securities services in Brazil by ANBIMA.

In addition, we received the following awards and recognition in 2011:

•	“Bank of the Year 2011 – Bank of the Year in Brazil and Latin America” from The Banker magazine;

•	The World’s Most Sustainable Bank in the 2011 FT/IFC Sustainable Finance Awards, granted by the British newspaper Financial Times and the International Finance Corporation (IFC), the financial institution of the World Bank;

•	Private Banker International Awards 2011 — Outstanding Private Banking in Latin America. Hosted by British magazine “Private Banker International”; and

•	Top 1000 World Banks ranking, according to “The Banker” British magazine. Itaú Unibanco ranked first among Brazilian financial institutions.

Our Ownership Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, which is a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.66% of the shares of our common stock as of December, 31, 2011. See “Item 7A. Major Shareholders”.

The following chart is a simplified overview of the direct and indirect ownership structure of the Itaú Unibanco Group as of February 29, 2012:

(*) Excluding controlling stockholders and treasury shares

Ownership percentages above refer to the total of direct and indirect ownership. All of the above companies were organized and have their operations in Brazil, except Banco Itaú Argentina S.A., or Banco Itaú Argentina, Banco Itaú BBA International S.A., or Banco Itaú BBA International, Banco Itaú Chile S.A., or Banco Itaú Chile and Banco Itaú Uruguay S.A., or Banco Itaú Uruguay. For further information with respect to our significant subsidiaries, see note 2.4.a to our consolidated financial statements.

Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil.

Our brands are very strong and very well recognized in Brazil. They represent quality and reliability and, with our large portfolio of products, help us to maintain a low customer turnover rate, especially among customers in the high income segment. According to a 2011 Interbrand report, a brand consultancy, we have the most valuable brand in Brazil, with a value of R$24.3 billion in 2011, an increase of 18% compared to 2010.

Large branch network in geographic areas of high economic activities.

We have an extensive network with 4,072 branches, 912 CSBs and 28,769 ATMs in Brazil and abroad, as of December 31, 2011. Our Brazilian branch network, while national in scope, is strategically concentrated in Southeast Brazil, the country’s wealthiest region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions of high levels of economic activity. A branch network in wealthier and key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of customers and profit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our customers.

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

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2011, we spent approximately R$4,000 million on information technology, approximately R$1,000 million for the purchase of hardware and software and approximately R$3,000 million for the cost of information technology (“IT”) infrastructure, operation and maintenance. We have sophisticated technology that supports other remote banking access (call centers, Internet banking, etc.) and offers customers the ability to verify their statements and perform their transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered in our systems.

Risk-based pricing model as a tool to manage risk while exploring opportunities.

Our risk-based pricing model is an important competitive advantage as it gives us a more precise dimension of the risk equation versus return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risks. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the market

Business Strategy

Our board of directors is responsible for defining the guidelines of our strategy and that of our subsidiaries. Strategic decisions by our board of directors are supported by the strategy committee of the board, which provides data and information about strategic business issues. See “Item 6C. Board Practices — Statutory Bodies” The strategy committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to the chief executive officer for the monitoring of our consolidated strategy. The strategy committee is supported by the economic scenarios sub-committee which provides macroeconomic data in order to support discussions on strategies, investments and budgets.

Expand our wholesale and investment bank operations abroad.

In 2011, we took significant steps to expand our wholesale and investment bank operations abroad. In Chile, we entered into an agreement with MCC, one of the leaders in third party wealth management services. Also in 2011, we acquired HSBC Bank’s high net worth portfolio in Chile, making Itaú Chile a leader for high net worth individuals with a network of 88 branches in that country. In addition, Itaú Unibanco started operations in Switzerland through Banco Itaú Suisse, located in Zurich, to provide services to private clients, both Brazilian and Latin American, who seek global investment opportunities. Finally, in November 2011, Itaú BBA was authorized by the Central Bank to structure its wholesale and investment bank operations in Colombia, pending approval by local regulatory bodies, which is expected to be granted in 2012. Itaú BBA’s target market in Colombia is composed of institutional investors and large companies present in Brazil. The products portfolio in Colombia will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets.

Continue to improve efficiency.

During 2009 and 2010, we focused our efforts on completing the integration of the Unibanco branches and customer site branches, while maintaining service quality and increasing our customer base. After the completion of the integration of Itaú and Unibanco branches in 2010, we implemented the “Efficiency Project” during 2010 and 2011, which implements close budget management and monitoring of costs and revenues, the establishment of targets for each business unit and the promotion of a strong culture of operational efficiency. In 2011, we fully integrated all systems that still had Unibanco’s legacy information on operations entered into prior to the integration of the branch network. This was the last remaining step to the integration of Itaú and Unibanco.

Grow our loan portfolio with the maintenance of asset quality.

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

Implement an advanced and fully integrated risk management approach should position us for sustainable growth and enhanced profitability.

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

Develop strong relationships with our clients based on customer segmentation.

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

Operations

The table below presents revenues for our segments for each of the years ended December 31, 2011 and 2010. As disclosed in note 33 to the consolidated financial statements we have four operational and reporting segments: Commercial Banking, Itaú BBA, Consumer Credit and Activities with the Market and Corporation.

(in millions of R$, except percentages)

	Year Ended December 31,		Variation
	2011	2010	2011-2010%
Commercial Banking	42,499	36,314	6,185	17.0%
Interest margin (1)	31,584	27,068	4,516	16.7%
Banking service fees	10,915	9,246	1,669	18.1%
Itaú BBA	7,019	6,533	486	7.4%
Interest margin (1)	4,896	4,601	295	6.4%
Banking service fees	2,123	1,932	191	9.9%
Consumer Credit	14,075	14,809	(734)	-5.0%
Interest margin (1)	8,356	9,044	(688)	-7.6%
Banking service fees	5,719	5,765	(46)	-0.8%
Activities with the Market and Corporation (2)	5,110	3,538	1,572	44.4%
Interest margin (1)	4,801	3,356	1,445	43.1%
Banking service fees	309	182	127	69.8%
IFRS Adjustments and consolidation elimination	(930)	1,888	(2,818)	-149.3%
Interest margin (1)	(1,274)	1,921	(3,195)	-166.3%
Banking service fees	344	(33)	377	1142.4%
Total	67,773	63,082	4,691	7.4%
Interest margin (1)	48,363	45,990	2,373	5.2%
Banking service fees	19,410	17,092	2,318	13.6%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from financial assets and liabilities and foreign exchange results and exchange variation on transactions.

(2) Activities with the Market and Corporation includes the results related to the trading activities in our proprietary portfolio, trading related to managing currency, interest rate and other market risk factors, asset and liability management and arbitrage opportunities in domestic and foreign markets. It also includes the results associated with financial income from the investment of our excess capital.

We mainly carry out our business activities in Brazil. We do not break down our revenues by geographic market within Brazil. Our revenues consisting of income from financial operations, fee and comission income and income from insurance, private pension and capitalization operations are divided between revenues earned in Brazil and abroad.

(in millions of R$, except percentages)

	Year Ended December 31,		Variation
	2011	2010	2011-2010%
Income from financial operations (1)	103,962	82,830	21,132	25.5%
Brazil	99,083	79,236	19,848	25.0%
Abroad	4,879	3,594	1,284	35.7%
Banking service fees	19,410	17,092	2,318	13.6%
Brazil	18,506	16,196	2,310	14.3%
Abroad	904	896	8	0.9%
Income from insurance, private pension and capitalization operations	2,566	2,007	559	27.9%
Brazil	2,535	1,991	545	27.4%
Abroad	31	16	14	86.7%

(1) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions.

The table below presents revenues abroad by operational segment for each of the years ended December 31, 2011and 2010:

(in millions of R$, except percentages)

	Year Ended December 31,		Variation
	2011 (5)	2010 (5)	2011-2010%
Commercial Banking	3,081	2,467	614	24.9%
Argentina (1)	244	169	75	44.2%
Chile (2)	444	500	(56)	-11.1%
Uruguay (3)	166	135	31	22.7%
Other companies abroad (4)	2,227	1,663	564	33.9%
Itaú BBA	968	656	312	47.5%
Other companies abroad (4)	968	656	312	47.5%
Consumer Credit	103	105	(2)	-1.7%
Argentina (1)	20	22	(2)	-8.4%
Uruguay (3)	17	18	(1)	-2.9%
Chile (2)	66	65	1	0.8%
IFRS adjustments	1,662	1,278	384	30.1%

(1) Includes Banco Itaú Argentina, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(2) Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañía de Seguros de Vida S.A.

(3) Includes ACO Ltda., Banco Itaú Uruguay, OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(4) Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo, and Nassau branches; Banco Itaú-BBA S.A - Nassau Branch; Itaú Unibanco Holding S.A - Grand Cayman branch and Unibanco Grand Cayman branch; only at 12/31/2010 Banco Itaú BBA S.A. Uruguay branch; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg; Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A. and Garnet Corporativo.

(5) Activities with the Market and Corporation has no operations outside Brazil.

Our Business

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporate customers. We provide these services on an integrated basis through the following operational units:

•	Commercial banking;

•	Itaú BBA (corporate, investment banking and treasury);

•	Consumer credit; and

•	Activities with the market and corporation (referred to as corporate and treasury in note 33 of our consolidated financial statements).

The commercial banking business unit offers a wide range of banking services to a diversified base of individuals and companies. Services offered by the commercial banking segment include insurance, pension plan and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands. Our marketing strategies are adjusted for each customer profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our customers, thus diversifying our revenue sources. This segment is an important funding source for our operations and generates significant financial income and banking fees. The commercial banking segment is comprised of the following specialized areas and products:

•	Retail banking (individuals);

•	Public sector banking;

•	Personnalité (banking for high-income individuals);

•	Private banking (banking and financial consulting for high net worth individuals);

•	Very small business banking;

•	Small business banking;

•	Middle-market banking;

•	Credit cards;

•	Real estate financing;

•	Asset management;

•	Corporate social responsibility fund;

•	Securities services for third parties;

•	Brokerage; and

•	Insurance, private retirement and capitalization products.

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

Through the consumer credit business unit, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this division oversees the financing of vehicles outside our branch network, credit cards to individuals who are not accountholders, and lending to lower income consumers.

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

Retail Banking

Our core business is retail banking, which serves individuals with a monthly income below R$10,000. In December 31, 2011, we had over 17.6 million customers and 4,484 branches and CSBs. Our retail banking operations are present in all Brazilian states and in cities that together represented more than 80.0%of Brazil’s individual domestic consumption as of December 31, 2011.

We classify our retail clients in accordance with their income and profile:

•	Itaú retail (agências) customers, who earn less than R$4,000 per month or R$5,000, depending upon the region; and

•	Itaú Uniclass customers, who earn more than R$4,000 or R$5,000, depending upon the region. Specialized account managers provide services to Itaú Uniclass customers who also have access to certain customized products.

For the year ended December 31, 2011, credit products represented 63.8% of our consolidated revenue from retail banking, while investments represented 25.0% and services and other fee-based products represented 11.3%.

Our strategy is to offer high quality and differentiated banking products to our retail banking customers. As part of this strategy, Itaú Unibanco now serves two retail segments: (i) Itaú Uniclass serves customers with differentiated needs and who require a more diversified service with separate areas within branches; and (ii) Itaú retail serves all other customers. This diversified relationship concept is interwoven by “Itaú 30 horas,” a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the internet and at the branches.

Public Sector

Our public sector business operates in all areas of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). As of December 31, 2011, we had 2,315 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Itaú Unibanco began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s focus is delivering (i) financial advisory services by its managers, who understand the specific needs of our higher-income customers; (ii) a large portfolio of exclusive products and services (iii) special benefits based on the type and length of relationship with the customer, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 213 branches, located in the main Brazilian cities. Itaú Personnalité customers also have access to Itaú Unibanco network of branches and ATMs throughout the country, as well as internet and telephone banking.

Itaú Private Bank

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing wealth management services to Latin American high net worth individuals. Approximately 600 employees are focused on offering financial consulting services to clients with at least US$1.5 million in investment assets. In addition, we provide our customers with a full range of banking products and services. As of December 31, 2011, our private banking activity for more than 9,900 clients had assets under management equivalent to US$82 billion, including US$66,169 million in Brazil, US$7,665 million in Luxembourg, US$5,942 million in the United States, US$424 million in Switzerland, US$27 million in the Bahamas, US$11 million in the Cayman Islands and US$1,392 million in Chile through MCC. Fees earned from our private banking customers are, in most cases, a function of assets under management.

Wealth management services are provided by teams of experienced relationship managers based in Brazil, United States, Luxembourg, Switzerland, Argentina, Uruguay, Chile and Paraguay, and supported by investment specialists who recommend the most appropriate solutions for each individual risk profile. We serve our customers’ needs for offshore wealth management solutions in major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International and Itaú Europa Securities, in Luxembourg through Banco Itaú Europa Luxembourg S.A., in Switzerland through Banco Itaú Suisse, in the Bahamas through Itaú Bank & Trust Bahamas and in the Cayman Islands through Itaú Bank & Trust Cayman. On August 21, 2011, Itaú Private Bank International entered into a joint venture with MCC to develop the Chilean private banking market. With over 28 years of experience, MCC is a leading wealth management services provider in Chile acknowledged for its expertise in global fixed income. The new institution will retain the name of Munita, Cruzat & Claro.

According to the 2011 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine, Itaú Private Bank was recognized as offering “The Best Private Banking Overall Services” in Brazil for the third consecutive year. In this latest ranking published in the February edition of Euromoney magazine, Itaú Private Bank was also named the “Best Private Banking Services Overall” in Peru and Top 5 “Best Private Banking Services Overall” in Latin America, being the only Latin-American bank included in this list. Euromoney’s Private Banking Awards cover over 60 countries each year and provide a qualitative and quantitative review of the best services in private banking, by region and by areas of services. Factors such as market position, assets under management, profitability, ratio of clients to private bankers, and quality of services offered are considered in determining the rankings of top private banks.

In addition, we have received awards from Private Banker International magazine for “The Outstanding Private Bank – Latin America / 2011” and the recognition from The Banker & PWM magazines, subsidiaries of the Financial Times Group for “Best Private Bank in Latin America, 2011”.

Very Small Business Banking

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture the market opportunity by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow and credit facilities.

As of December 31, 2011, we had 1,774 very small business banking offices located throughout Brazil and approximately 2,750 managers working for over 1,400,000 small business customers. In 2009, 2010 and 2011, we continued expanding our specialized services to companies with annual revenues below R$500,000 and set up 454, 487 and 136 additional offices, respectively, focused on very small business banking. In 2012, we expect to continue to expand our very small business banking operations.

Loans to very small businesses totaled R$6,150 million as of December 31, 2011.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As of December 31, 2011, we had 377 offices located nationwide in Brazil and nearly 2,800 managers who worked for over 586,000 companies with annual revenues from R$500,000 to R$6 million.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$29,443 million as of December 31, 2011.

Middle-Market Banking

As of December 31, 2011, we had approximately 132,000 middle-market corporate customers that represented a broad range of Brazilian companies located in over 84 cities in Brazil. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million. As of December 31, 2011, we had over 1,500 managers specializing in middle-market customers and 237 specialized offices located at key branches.

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

Consistent with customary lending practices in Brazil, our loan portfolio for our middle-market customers is composed predominantly of short-term products, defined as having a maturity of less than 12 months. Loans to middle-market businesses totaled R$53,261 million as of December 31, 2011.

Credit Cards and Commercial Agreements

We are the leading company in the Brazilian credit card market, based on transaction volume as of December 31, 2011. Our subsidiaries, Banco Itaucard S.A. (“Banco Itaucard”) and Hipercard Banco Múltiplo S.A. (“Hipercard”), offer a wide range of products to 34.3 million credit card accounts as of December 31, 2011, including Itaú Unibanco’s current accountholders and non-accountholders and also to clients from business partnerships and joint ventures. In the year ended December 31, 2011, the volume of credit cards transactions was R$154,186 million, a 20.3% increase from the prior year.

We have developed a strong presence in the consumer finance sector through our strategic alliances and commercial agreements with leading retailers in Brazil. Since 2001, when we established the first partnerships, these alliances have been supporting our credit card and consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

Our main challenges in the credit card business are to continually increase activation and retention of our cardholder base and improve our portfolio profitability. To this end, our credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of banking and insurance products and sales through a variety of channels.

Real Estate Financing

As of December 31, 2011, we had approximately R$20.1 billion in outstanding real estate loans, already considering the sale of R$534.2 million of our mortgage portfolio for the Fundo de Garantia por Tempo de Serviço (“FGTS”), the Brazilian social security fund.

Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. We have partnerships with two of the largest real estate brokers in Brazil: LPS Brasil Consultoria de Imóveis S.A. (“Lopes”) and Coelho da Fonseca Empreendimentos Imobiliários Ltda (“Coelho da Fonseca”). These two long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

According to Brazilian regulations, financial institutions are required to allocate at least 65% of their savings accounts balances to fund mortgage financing, of which 80% must be used to finance properties with a value lower than R$500,000 and must have annual interest rates lower than 12%.

Asset Management

According to ANBIMA, as of December 31, 2011, we were the largest mutual fund manager among private banks in Brazil based on our assets under management. As of that date, we had total net assets under management of R$379,737 million on behalf of approximately 1.7 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBIMA, as of December 31, 2011, we were the largest manager of private bank clients’ assets and the second largest private manager of pension fund assets in Brazil, based on our assets under management. As of December 31, 2011, we had R$212,573 million of assets under management for pension funds, corporations and private bank customers.

As of December 31, 2011, we offered and managed about 1,584 mutual funds, which are mostly fixed-income and money market funds. For individual customers, we offered 141 funds to our retail customers and approximately 263 funds to our Itaú Personnalité customers. Private banking customers may invest in over 611 funds, including those offered by other institutions. Itaú BBA’s capital markets group also provides tailor-made mutual funds to institutional, corporate and private banking customers.

In August 2011, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) rating (the highest rating granted to an asset manager) of our asset management business unit. We have been in the top rating category since July 2003.

Corporate Social Responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social) (“FIES”), launched in 2004, is a socially responsible investment fund. It invests in the shares of companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities; environmental protection aspects and good corporate governance practices.

In addition, every year the fund manager donates 50% of FIES’s accumulated asset management fees to social projects in the following categories: environmental education; employment education; and childhood education. The projects are selected by the FIES Advisory Board, which is comprised of market leaders and sustainability specialists. Since its launch in 2004, FIES donated R$16.5 million to social projects from 97 NGOs, which have supported 15,433 children and 1,572 educators.

As of December 31, 2011, FIES had net assets of R$220 million while the donations to social projects in the same year totaled more than R$3.4 million. Twenty projects were selected to receive R$120,000 each. Unicef Brazil received an amount of R$300,000 and R$725,000 was spent on analyzing and visiting applicants’ projects, training, monitoring and providing technical support for the selected projects. The selected organizations also have access to an online platform in which they can interact with other peer organizations and technical partners.

Securities Services

We provide securities services in the Brazilian capital markets, where we act as custodian, transfer agent and registrar. In December 2011, we were ranked the top provider of securities services in Brazil by ANBIMA. We provide registrar services to 235 companies listed on BM&F Bovespa, the Brazilian securities, commodities and futures exchange, which companies together represent 63% of the aggregate market capitalization of that exchange.

As of December 31, 2011, Itaú Unibanco held assets of R$822,733 million in connection with securities services, representing 25.2% of the Brazilian market based on assets held. Our broad range of products relates to both domestic and international custody.

Our services also include acting as transfer agent, providing services related to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios. We also provide trustee services and non-resident investor services, and act as custodian for depositary receipt programs. As of December 31, 2011, our specialized staff reached 755 employees.

Brokerage

Itaú Corretora de Valores S.A (“Itaú Corretora”) has been providing brokerage services in BM&F Bovespa since 1965. The brokerage services are also provided to international customers via our broker-dealers in New York, Hong Kong and Dubai.

In 2011, Itaú Corretora was ranked fifth on the BM&F Bovespa equity trading volume, among all brokers, and sixth in number of commodities and derivatives contracts.

Insurance, Private Retirement Plans and Capitalization Products

Insurance

As of November 30, 2011, according to SUSEP, we were one of the leading providers of insurance in Brazil based on aggregate insurance premiums, including our indirect 30.0% share in Porto Seguro S.A. (“Porto Seguro”), and excluding health insurance and VGBL (private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2011, our insurance premiums totaled approximately R$6,219 million.

Our main lines of insurance are (i) life and casualty (excluding VGBL; see “— Private Retirement Plans”), (ii) extended warranties and (iii) property, which accounted for 42.8%, 22.0% and 15.4% of insurance premiums, respectively, for the year ended December 31, 2011. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits.

Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126 published on January 15, 2007 and the SUSEP regulations published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking client base to increase customer penetration. We are working on improving customer penetration in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

In August 2009, Itaú Unibanco Holding and Porto Seguro entered into an operating agreement that provided for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay, (the “Porto Seguro Alliance”). In connection with the Porto Seguro Alliance, Itaú Unibanco Holding transferred all the assets and liabilities related to its then current portfolio of homeowner and automobile insurance to Itaú Seguros de Auto e Residência S.A. (“ISAR”), all of the shares of which were subsequently transferred to Porto Seguro. In exchange, Porto Seguro issued shares representing 30.0% of its capital stock to Itaú Unibanco Holding and its affiliates. The controlling shareholders of Porto Seguro and Itaú Unibanco Holding established a new company named Porto Seguro Itaú Unibanco Participações S.A., (“PSIUPAR”), and transferred their shares of Porto Seguro to PSIUPAR. The controlling shareholders of Porto Seguro remained controlling shareholders of PSIUPAR, which became the parent company of Porto Seguro. Itaú Unibanco Holding is entitled to nominate two members of the board of directors of each of Porto Seguro and PSIUPAR. ISAR, which is directly controlled by Porto Seguro and indirectly controlled by PSIUPAR, is managed by Porto Seguro and utilises the trademarks “Porto Seguro,” “Itaú Unibanco” and “Azul”. As of August 2009, Itaú Unibanco (through Itaú Seguros) had 3.4 million automobiles and 1.2 million homes insured, which were subsequently transferred to ISAR. In October 2009, SUSEP granted authorization for the corporate acts related to the Porto Seguro Alliance. CADE approved the transaction on August 31, 2011.

In November, 2009, Itaú Seguros and XL Swiss Holding Ltd. (“XL Swiss”), a company controlled by XL Capital Ltd. (“XL Capital”), signed an agreement providing for the acquisition by Itaú Seguros of XL Swiss’ participation in Itaú XL Seguros Corporativos S.A. (“Itaú XL”), such that Itaú XL would be wholly owned by us. In line with XL Capital’s interest in continuing to operate in Brazil and our existing relationship with XL Capital, a separate arrangement has been entered into by which Itaú Seguros provides insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. These insurance policies are being reinsured by a reinsurance company of XL Capital incorporated in Brazil in the same way that they were reinsured before the acquisition mentioned herein. The acquisition by Itaú Seguros of 100% of the shares of Itaú XL held by XL Swiss was approved by SUSEP on October 6, 2010. On November 9, 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros for R$109 million. Also in December 2009, Itaú Seguros and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco for R$55 million. See “Item 4A. History and Development of the Company - Divestitures”.

Private Retirement Plans

As of December 31, 2011, balances under private retirement plans (including VGBL but excluding our 30% interest in Porto Seguro) totaled R$63,295 million. As of December 31, 2011, we had sufficient values of assets to support our private retirement liabilities (including VGBL but excluding our 30% interest in Porto Seguro). As of November 30, 2011, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us to be returned at the end of an agreed upon term, with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As of December 31, 2011, we had 11.6 million in capitalization products outstanding, representing R$2,847 million in liabilities with assets that function as guarantees of R$2,848 million. We distribute these products through our retail network, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2011, R$1,881 million of capitalization products were sold and we distributed over R$31.5 million in cash prizes to 2,119 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As of December 31, 2011, Itaú BBA offered a complete portfolio of products and services to approximately 2,600 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.

As of December 31, 2011, our corporate loan portfolio reached R$140.1 billion. Foreign currency loans were the main contributors to the growth of our corporate loan portfolio in 2011. On a consolidated basis, we had total outstanding foreign-currency loans of R$42.0 billion as of December 31, 2011, an increase of R$14.2 billion compared to December 31, 2010. In investment banking, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$11.6 billion and securitization transactions that amounted to R$3.5 billion in Brazil in 2011. According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2011 with a 28.9% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market. In the international debt markets, Itaú BBA acted as joint bookrunner in issuances of US$3.1 billion of debt securities in 2011, earning the second place in Bloomberg of Brazilian-based corporate issuers including sovereign issuers. With respect to equity issuances, Itaú BBA coordinated public offerings that totaled R$13.5 billion in 2011, and ranked first in ANBIMA’s origination rankings in Brazil, with 31.8% of the market share in Brazil in 2011.

In addition, Itaú BBA advised 38 merger and acquisition transactions with an aggregate deal volume of R$22.8 billion in 2011, ranking second in Brazil based on net debt of target according to Thomson.

During 2011, Itaú Corretora acted as a broker dealer for transactions totaling R$191.4 billion on shares on the BM&F Bovespa for individual, institutional, foreign and company clients. During 2011, Itaú Corretora was in fifth place in the ranking of brokerages, with a 5.9% market share. Also, Itaú Corretora finished 2011 with a 7.9% market share and 100.7 million negotiated contracts on the Futures market, an increase of 21.4% when compared with 2010. See “— Commercial Banking — Brokerage”.

Itaú BBA has a strong and evident commitment to environmental and social management that dates back to 2000 when Itaú BBA created its environmental management system. In 2004, Itaú Unibanco adopted the Equator Principles, being the first financial institution from emerging markets to adopt criteria to assess financing from a social and environmental perspective of risk. The Equator Principles were launched in 2003 and there are currently 73 financial institutions that have voluntarily committed themselves to incorporating the Equator Principles into project financing deals worth US$10 million or more. Itaú Unibanco’s project finance deals, as defined by Basel II, conducted by Itaú BBA, must comply with the Equator Principles criteria. In 2011, six project finance deals were assessed using Equator Principles criteria representing about R$5.1 billion in total investment and approximately R$1.5 billion on Itaú BBA’s share.

In addition to adopting the Equator Principles, Itaú Unibanco, represented by Itaú BBA, plays a leading role in the Equator Principles Steering Committee and Update Review Process Working Groups, having occupied the position of Chair of the Steering Committee from September 2008 until March 2010. As a consequence of its outstanding performance in sustainability, Itaú Unibanco was elected Sustainable Bank of The Year by FT/IFC Sustainable Finance Conference and Awards in 2011.

In 2007, Itaú Unibanco approved its first institutional Social and Environmental Risk Policy for credit deals and updated the policy in 2011. Itaú BBA, in compliance with the new policy, developed its own Social and Environmental Risk Policy for credit deals in order to address its clients’ needs.

Itaú BBA has a multidisciplinary team responsible for social and environmental risk assessment in credit deals and for developing business opportunities including promoting sustainable products and green lines. In addition, in 2011, in order to develop Itaú BBA’s capacity in dealing with social and environmental themes, the members of the environmental and social risk analysis team underwent 400 hours of training on biodiversity, sustainability in hydropower projects, legal environmental issues, social and environmental issues on oil and gas industry, among others. Itaú BBA’s team attended and made presentations at events with Inter-American Development Bank, United Nations Environment Programme Finance Initiative and other financial institutions, such as the International Finance Corporation.

Itaú BBA focuses on the following products and initiatives in the international business unit: (1) structuring long-term, bilateral and syndicated financing; and (2) spot foreign exchange (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$71.4 billion in volume in 2011.

In August 2011, Itaú BBA was recognized by Institutional Investor magazine for the second consecutive year as the best research team in Brazil and for the first time as the best sales team in Latin America. Institutional Investor also recognized the investor relations team as the best in five out of eight categories of “Latin America Investor Relations Perception”. In January 2012, Latin Finance awarded Itaú BBA as the “Best Investment Bank for Brazil” for 2011.

In October 2011, Itaú BBA was also recognized for the fourth consecutive year as “Domestic Cash Management Provider in Brazil” by Euromoney magazine.

Consumer Credit

Vehicle Financing

As of December 31, 2011, our portfolio of vehicle financing, leasing and consortium lending consisted of approximately 3.9 million contracts, of which approximately 71.5% were non accountholder customers. The personal loan portfolio relating to vehicle financing, leasing and the National Industrial Finance Authority (Financiamento de Máquinas e Equipamentos or “FINAME”) grew 1% to R$64,871 million in 2011 as compared to 2010, representing a market share in Brazil of approximately 33.1% as of December 31, 2011.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, as of December 31, 2011, we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance vehicles through 13,532 dealers as of December 31, 2011. Sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyses the credit quality and amount of business provided by each vehicle dealer. We usually grant credit approvals within 8 minutes, depending on the credit history of the customer. Approximately 77.9% of our credit approvals in 2011 were made instantaneously because we have developed scoring models that permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance. Currently, all of the applications are processed through the Internet, conferring more security and agility to the process of concession of credit, for the dealers, customers and us.

The truck financing division grew 25% in 2011 as compared to 2010, reaching R$8,441 million in December 31, 2011, including vehicle financing, leasing and FINAME. The financial volume of transactions relating to motorcycles reached R$1,472 million in 2011. Itaú Unibanco Holding has a partnership with MMC Automotores do Brasil Ltda. and SBV Automotores do Brasil Ltda. for exclusive financing of Mitsubishi and Suzuki brand vehicles. The financial volume of related transactions reached R$684 million in 2011, an increase of 10.9% compared to 2010. The agreement includes that Itaú Unibanco Holding will provide loans to Mitsubishi and Suzuki dealers and that dealers will offer our products and services to their customers.

Redecard

Redecard S.A. (“Redecard”) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. Its activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants, (resulting from sales made with credit cards), rental of point-of-sale (“POS”) terminals, check verification through POS terminals, and the capture and transmission of transactions using coupons, private-label cards and loyalty programs. As of December 31, 2011, Redecard was present in all municipalities in Brazil with electric power and telecommunication networks. We have held 50.0% plus one share of Redecard’s capital stock since March 30, 2009, at which time Redecard became a subsidiary of Itaú Unibanco and its results were presented on a consolidated basis in our financial statements. In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, pursuant to which, beginning in the second quarter of 2010, Redecard started capturing Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations.

In 2011, Redecard’s net income was R$1.4 billion, an increase of 0.3% compared to 2010. Net Operating Revenue for Redecard in 2011 totaled R$3.6 billion, representing an increase of 6.8% from 2010 due to the capture of R$230.5 billion in transactions with credit cards and debit cards, an increase of 25.2% from 2010. The number of transactions captured and processed reached 2.8 billion, representing an increase of 22.2% from 2010. In December 2011, Redecard had 1.1 million installed POS terminals throughout Brazil.

The following table sets forth the financial volume of transactions in millions of reais and the quantity of transactions of credit and debit cards processed by Redecard in 2011 and 2010:

	Financial volume		Transactions
	2011	2010	2011	2010
	(millions of R$)		(millions)
Redecard
Credit cards	151,272	123,866	1,402	1,194
Debit cards	79,207	60,205	1,433	1,126
Total	230,478	184,071	2,835	2,320

See “Item 4A. History and Development of the Company — Acquisitions” for a discussion on our intention to acquire all the outstanding shares of Redecard.

International Operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America by gross domestic product (“GDP”), Brazil’s main trading partner and has one of the highest GDPs per capita in South America. We believe recent increases in banking penetration demonstrate that the Argentine financial system has ample growth potential. Banco Itaú Argentina’s core business is retail banking, with approximately 281,000 customers in the Argentine middle and upper-income segment as of December 31, 2011. Compared with 2010, this represents a 6.3% increase in the number of customers. As of December 31, 2011, Banco Itaú Argentina had assets of R$3,436 million, loan and leasing operations of R$2,162 million, deposits totaling R$2,599 million and shareholders’ equity of R$323 million. As of the same date, Banco Itaú Argentina had 81 branches, 201 ATMs and 22 CSBs.

Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when BAC transferred the operations of BankBoston Chile and BankBoston Uruguay to us. This acquisition increased our presence in Latin America and expanded the scope of our operations. In addition, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance. In 2011, we also entered into an agreement with MCC for the joint development of third party wealth management services. Also in 2011, we acquired the high net worth portfolio of HSBC Bank.

As of December 31, 2011, our consolidated Chilean operations had R$16,712 million in assets, R$12,537 million in loans and leases, R$10,655 million in deposits and R$1,993 million in shareholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras –SBIF), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 3.95% market share and ranked fifth in number of demand deposit accounts in the private sector, with approximately 164,000 accounts.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as of December 31, 2011, accounted for 61.6% of Banco Itaú Chile’s total revenues. As of December 31, 2011, Banco Itaú Chile had 62 ATMs and 88 branches, of which 66.7% were located in Santiago. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications, private placements and securitizations. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Bank Itaú’s operations in Uruguay include Banco Itaú Uruguay, the main credit card issuer, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”), making Bank Itaú one of the leading financial operations in Uruguay. Banco Itaú Uruguay’s strategy is to serve a broad range of customers through customized banking solutions. As of December 31, 2011, Bank Itaú’s operations in Uruguay had R$4,882 million in assets, R$2,201 million in loans and leases, R$3,691 million in deposits and R$444 million in shareholders’ equity.

Banco Itaú Uruguay ranks third in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank (Banco Central del Uruguay) (“BCU”).

The retail banking business is focused on individuals and small business customers, with more than 181,500 customers as of December 31, 2011. The core branch network is located in the metropolitan area of Montevideo with 17 branches. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó, Salto, Paysandú y Mercedes Banco Itaú Uruguay has a leading position in the debit card segment of private banks in Uruguay with 18.5% market share as of December 31, 2011, according to BANRED, and a leading role as a credit card issuer (mainly Visa), with a 28.5% market share as of December 31, 2011 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a dedicated regional service (for both resident and non-resident customers), offering a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 40.1% market share based on the aggregate amount of credit card purchases in Uruguay as of December 31, 2011, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issuance of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 405,000 customers, and a network of 21 branches, as of December 31, 2011.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2011, it had approximately 231,000 customers, managed US$1,280 million in pension funds, with a market share of 16.5%, according to the BCU.

Banco Itaú Paraguay

Banco Itaú Paraguay S.A. (“Banco Itaú Paraguay”), formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. Banco Itaú Paraguay has experienced significant growth since 1999, expanding the variety and quality of its services across the country. As of December 31, 2011, Banco Itaú Paraguay had 27 branches, approximately 295,000 customers and 204 ATMs.

Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on the payroll customers. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past seven years. As of December 31, 2011, Banco Itaú Paraguay had R$3,748 million in total assets, including R$2,364 million in loans and leases and R$2,665 million in deposits.

Banco Itaú Paraguay is also recognized by launching innovative products and services. It provides its customers several products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Itaú Colombia

In November 2011, Itaú BBA was authorized by the Central Bank to structure its wholesale and investment bank operations in Colombia, pending approval by local regulatory bodies, which is expected to be granted in 2012. Itaú BBA’s target market is composed of institutional investors and large companies present in Brazil. The products portfolio will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets.

Banco Itaú BBA International

Banco Itaú BBA International, is a Portuguese-chartered bank controlled by Itaú Unibanco Holding. Banco Itaú BBA International focuses mainly on two lines of business:

•	Corporate & Investment Banking — This segment supports the financial needs of companies with international presence and operations and is an important player in the segment of international financial operation associated with trading finance and investment relations between Latin America and Europe. The various services provided include the origination of structured financing and risk hedge operations, including exchange rate and interest rate derivatives, particularly involving European parent corporations of companies in Latin America, the financing of exports among Itaú Unibanco’s best corporate clients and European companies, advisory and financing services to European companies investing in Latin America, and also to Latin American companies undergoing internationalization processes. This segment includes also all the activities conducted by Itaú Unibanco Group in the financial, capital and derivative markets, both to meet the needs for financing other activities of Itaú Unibanco Group and to develop financial intermediation activities and management of its assets. These activities involve funding and applications in interbank markets, the issue of debt securities and structured funding products, intermediation (creation and distribution) of debt securities for clients, particularly large companies and groups, clients of Itaú Unibanco Group, investment and trading securities, derivatives and structured products, with institutional investors and corporate clients.

•	Private Banking — The international Private Banking business is conducted by Banco Itaú Europa Luxembourg, Banco Itaú Europa International, Itaú Bank & Trust Bahamas and Banco Itaú Suisse. This segment offers financial and asset management services for customers with high purchasing power by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. As part of our strategy, we are scaling down our Luxembourg activities and the private bank operations currently performed in Luxembourg will gradually be transferred to Switzerland.

As of December 31, 2011, Banco Itaú BBA International had US$6,750 million in assets, US$3,963 million in loans and leases, US$1,895 million in deposits and US$746 million in shareholders’ equity.

Banco Itaú BBA International’s corporate banking business offers several products, such as credit, derivatives and advisory services for European companies with Latin American subsidiaries.

The private banking business provides financial and asset management services to our Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. Assets under management of the private banking business amounted to US$12,589 million as of December 31, 2011.

All of our transactions with Banco Itaú BBA International and its subsidiaries are on an arm’s-length basis.

Other International Operations

Our other international operations have the following objectives:

(1)	Support our customers in cross-border financial transactions and services:

The international units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, Cayman Islands, and Uruguay, as well as through Banco Itaú Argentina and Banco Itaú Chile.

Also among our international units, Itaú Unibanco Tokyo branch offers a portfolio of services and products that satisfy the banking needs of Brazilians living in Japan.

(2)         Manage proprietary portfolios and raise funds through the issuance of securities in the international market:

Funds rising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd. (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands.

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA’s Nassau branch.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

(3)         Participate in the international capital markets as dealers:

Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 176 listed companies in Brazil, Mexico, Chile, Colombia, Peru and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

(4)         In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

As of December 31, 2011, our trade finance portfolio accounted for US$13,034 million, of which US$9,983 million was export related (both pre-export and post-export financing). Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated. Our import financing business accounted for US$3,051 million as of December 31, 2011. For the year ended December 31, 2011, our total volume of foreign exchange transactions related to exports was approximately US$27,060 million and our total volume of foreign exchange transactions related to imports was approximately US$28,457 million.

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and CSBs, which are banking service centers located on corporate customers’ premises.

The following table provides information relating to our branch network, CSBs and ATMs as of December 31, 2011 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,606	878	27,810
Itaú Personnalité	214	3	454
Itaú BBA	9	—	—
Total in Brazil	3,829	881	28,264
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	81	22	201
Chile	88	—	62
Uruguay	43	1	38
Paraguay	27	8	204
Total	4,072	912	28,769

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2011:

Region	Branches	CSBs	ATMs
South	639	119	3,942
Southeast	2,531	614	19,994
Center-west	294	66	1,686
Northeast	287	50	2,053
North	78	32	589
Total in Brazil	3,829	881	28,264

Branches

As of December 31, 2011, we had a network of 3,829 full service branches throughout Brazil. As of December 31, 2011, 79.8% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As of December 31, 2011, we operated 881 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2011, we operated 28,264 ATMs throughout Brazil. Our customers may conduct almost all account, related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Risk Management

We have implemented processes to comply with risk management rules adopted by the Central Bank in line with Basel II. Our required regulatory capital has the following components, pursuant to CMN Resolution No. 3,490:

•	PEPR: the regulatory capital required to cover credit risk and other asset exposures not included in the other portions;

•	PCAM: the regulatory capital required to cover market risk exposure related to gold and fluctuation of foreign currencies;

•	PJUR: the regulatory capital required to cover market risk exposure in the trading book related to interest rate fluctuation;

•	PCOM: the regulatory capital required to cover market risk exposure related to commodity price fluctuation;

•	PACS: the regulatory capital required to cover market risk exposure in the trading book related to equity price fluctuation; and

•	POPR: the regulatory capital required to cover operational risk exposure.

We manage our risk exposure using advanced methodologies aligned with Basel II requirements and therefore our risk management tools either already incorporate many of the features required by Basel II or we are in the process of including such requirements. Our efforts are concentrated on Basel II capital requirement rules related to credit, market and operational risks and we are in the process of implementing the advanced approaches defined in the Basel Accord. Additionally, Itaú Unibanco actively participates in discussions and studies on Basel III in Brazil and abroad. See ”Item 5B. Liquidity and Capital Resources — Capital” for a discussion of our regulatory capital requirements and our calculation of regulatory capital. Moreover, in order to meet the provisions of CMN Resolution No. 3,988, Itaú Unibanco is establishing and implementing its capital management structure.

As part of our risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and aligned with international practices and procedures. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on our liquidity, credit and market positions;

•	Market risks, using VaR to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our exposure on a consolidated basis in extreme situations;

•	Credit risks tools, which typically involve credit analysis and behavior scoring for retail portfolios and proprietary rating models for corporate customers. We also use credit portfolio management models to quantify and allocate economic capital;

•	Operational risks, many of which have been evaluated through the use of internal databases and statistical models that monitor the frequency and the severity of internal events of loss to quantify the risks and allocate economic capital. We are in the process of extending statistical and scenario-based approaches to cover all material operational risks;

•	Daily monitoring of positions in relation to pre-established market risk limits; and

•	Simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

The Risk Control and Finance Division (“ACRF”), our corporate risk division, centralizes credit, market, operational, liquidity, and insurance underwriting risk management. In addition, we have established committees responsible for risk management, structured as follows:

•	The Capital and Risk Management Committee (“CGRC”) advises our board of directors on its functions related to Itaú Unibanco’s risks and capital management. The CGRC submits reports and recommendations for the analysis of the board of directors with respect to: (i) supervision of Itaú Unibanco’s risk management and control activities; (ii) review and approve capital management policies and strategies; (iii) determination of the minimum return expected on Itaú Unibanco’s capital; (iv) supervision of incentives structures, including compensation; and (v) the improvement of Itaú Unibanco’s risk culture. See “Item 6C. Board Practices — Statutory Bodies”.

o	The Superior Risk Policies Committee (“CSRisc”) is our superior risk and capital management body at the executive level, responsible for (i) establishing guidelines consistent with the policies on risk management; (ii) approving management-level risk policies with high impact on capital positions; (iii) defining decision authority levels for the lower level committees; (iv) setting limits combined by type of risk, and ensuring consistency of risk management across the Itaú Unibanco Group. In addition to the CSRisc, senior management oversight of risk management is performed through four committees: the Superior Institutional Treasury Committee (“CSTI”) and the Superior Institutional Treasury and Liquidity Committee (“CSTIL”), the Superior Credit Committee (“CSC”), and the Superior Audit and Operational Risk Management Committee (“CSAGRO”).

▪	The CSTI and the CSTIL are responsible for assessing and establishing strategies for market and liquidity risks. CSTI establishes the exposure limits for market risk and the maximum loss limits of positions based on the limits determined by CSRisc. The limits are monitored on a daily basis and excesses are reported to the appropriate level. CSTIL establishes liquidity limits based on the limits determined by CSRisc, and monitors current and future levels of liquidity in order to manage cash flows.

▪	The CSC is responsible for managing large corporate credit risks, including establishing corporate credit policies, coordinating internal rules on credit limits to grant financing and bank guarantees and determining the authority levels to approve credit transactions.

o	The CSAGRO is responsible for operational risks and internal controls, including (i) managing risks associated with our processes and businesses; (ii) setting up guidelines for internal audits and management of operational risks; and (iii) analyzing the results from our internal controls and compliance system.

o	The Superior Product Committee (“CSP”) approves products, operations, services and processes in Itaú Unibanco, ensuring the adherence to the customer and unit needs, and is responsible for assessing potential risks for Itaú Unibanco and its public relations.

We believe that the deployment of the advanced approaches of Basel II and Basel III will benefit the institution as it will promote greater alignment of regulatory requirements and internal management, which are already based on sophisticated models for identifying, measuring and monitoring risks. Therefore, we are actively contributing to the adaptation and standardization of Basel II and Basel III through active participation in discussions in several forums in Brazil and abroad and through dialogue with central banks.

Market Risk Management

Market risk is defined as the possibility of losses and reduction in capital as a result of fluctuations in the market prices of financial instruments. It includes, among other things, risks associated with interest rates, foreign exchange rates, commodity prices and stock prices. The market risk control carried out by Itaú Unibanco covers all financial instruments contained in all portfolios of the companies controlled by Itaú Unibanco. In this respect, Itaú Unibanco’s market risk management policy is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007, constituting a set of principles that guide the institution’s strategy of market risk control and management in all conglomerate business units and legal entities of the Itaú Unibanco group.

To manage and control market risk, we have implemented internal risk management and valuation models. These models employ statistical and historical information with regard to interest and foreign exchange rates, volatilities and trends, and seek to reduce the impact of market fluctuations on our liquidity, results of operations and financial condition. The internal VaR model used by Itaú Unibanco considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers higher weight to the most recent information.

Market risk control is managed by a control unit in each business unit, which performs daily measurement, evaluation and reporting of market risk to the corporate market risk area and regulatory authorities that oversee the business unit. The corporate market risk area is responsible for monitoring, evaluating and reporting consolidated market risk information, providing support to the superior committees and monitoring compliance with Brazilian regulatory agency requirements.

Liquidity Risk Management

Liquidity risk is defined as the occurrence of imbalances between assets and liabilities, or a mismatch between payments and receipts, that may affect an institution’s payment capabilities, taking into consideration the different currencies and settlement terms of its rights and obligations. Liquidity risk management aims to use best practices so as to avoid cash shortages and difficulties making payments.

Liquidity risk management is overseen by CSTIL, which analyses current and expected levels of liquidity and establishes limits related to liquidity, including the maximum levels of liquidity mismatch based on maturities and currencies and minimum levels of reserves in domestic and foreign currencies. It also establishes policies for raising and investing funds in the national and international markets and strategies for funding our portfolios. This committee reports to CSRisc and oversees the Institutional Treasury Management Committee, and bears the responsibility of setting limits regarding liquidity risk and developing criteria and models for liquidity risk assessment. In addition, the Cash Committee is responsible for implementing and controlling the established strategies for liquidity risk control.

We have a structure dedicated to improving monitoring and analysis of liquidity risk by applying statistical models and economic and financial forecasts of the variables that impact cash flows and the level of reserves in local and foreign currency.

In addition, we have established guidelines and limits, which compliance is periodically reviewed by technical committees to ensure an additional safety margin with respect to the minimum liquidity requirements based on our models. Our liquidity management policies and related limits are established based on prospective scenarios that are periodically reviewed in light of cash requirements due to atypical market conditions or arising from strategic decisions.

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

Credit Risk Management

Credit risk is defined as the possibility of losses associated with the failure by the borrower or counterparty to fulfill their obligations. It includes, among other things, counterparty risk, country risk, currency transfer risk, guarantor risk, settlement risk and product concentration risk. Our continuous improvement in the process for decision-making and for credit risk management and control, guided by the best market practices, have made it possible for us to use methodologies based on mathematical modeling for risk analysis, including the following:

•	Analysis of our credit portfolios and definition of credit limits using economic capital for credit risk as a measure of risk;

•	A risk-adjusted return on capital model;

•	Review of new products and credit policy changes that indicate increased risk;

•	Quality of the portfolios by customer, industry group, product lines, line of business, and economic sector;

•	Concentration and dispersion of the portfolios (by maturities, lines of business, currency, credit by customer and economic sector);

•	Evolution of the profile of the portfolio and economic impacts arising therefrom (e.g., allowance for loan losses and allocated capital);

•	Validation of customer rating models, probabilities of default, loss given default and exposure at default for market segments;

•	Control of ratings change and volatility;

•	Monitoring of the largest credits, including evolution of amounts borrowed, allowance and allocated economic capital for credit risk; and

•	Assessment and risk control of changes in products, credit and collection policies that involve changes in risk parameters is overseen by CSC and CSRisc.

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

Our CSC defines the credit approval authority levels for individual divisions. The approval authority depends on the professional skills and personal experiences of each individual with credit authority, and also considers the economic conditions and risk profile of the different divisions. In addition, each division has credit committees, composed of the credit managers and directors, that establish standards and limits, fix risk classifications and oversee the credit operation approval process, models and policies of that division. Depending on the amount and terms of a proposed loan, as well as on the risk rating of the potential borrower, the credit committee must consult with the CSC.

Within retail and very small, small and medium businesses, most types of loans to individuals and companies are subject to our automated credit process. When an account is established with us, we obtain information about the customer’s income, net worth and professional standing (in the case of individuals). In addition, information from outside agencies, such as the Central Bank, is also gathered automatically and credit record and relationship history is continuously updated. Based on these data and advanced credit and behavior scoring models, we assign each customer an aggregate credit limit. The customer must update new credit information at least annually.

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

We give to each credit manager (manager of the credit business unit responsible for a team of credit analysts) a credit approval authorization limit for each of several categories of loans. The amount of the limit depends upon the experience of the particular manager and economic conditions. Loans up to R$100 million require approval from the credit committee, and may require approval from a senior credit authority, depending on the term of the proposed loan, the credit rating of the potential borrower and the allocated capital for the proposed loan. In addition, any proposed capital allocation greater than R$20 million is subject to the approval of the CSC.

Itaú BBA targets the large corporate divisions and its credit decision process is also based on the rating and size of the loan. There is no individual authority. The highest credit authority within Itaú BBA is represented by the president and the credit director who together can approve up to R$820 million, depending on the risk rating. Any loan above R$820 million must be submitted for CSC approval.

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

The sophistication of the banking businesses and the evolution of technologies have increased the complexity of our risk profiles and affected our operational risk management. As a result, we have established a specific structure for the operational risk distinct from the one traditionally applied to market and credit risks. The CSAGRO oversees operational risk management and establishes guidance for internal auditing. The committee analyses audit reports, establishes operational risk management guidelines and models and monitors internal controls, operational risks and legal compliance. Decisions regarding capital measurement models and risk control policies are made by the CSRisc.

In line with the principles established by the CMN, we established an operational risk management policy, which was approved by our audit committee and ratified by the board of directors. The operational risk management policy is applicable to Itaú Unibanco Holding. The policy is comprised of a set of principles, procedures and guidelines that provide for the management of products, services, activities, processes and systems’ risks, also taking into consideration their nature and complexity. The policy defines the procedures for identifying, assessing, mitigating, monitoring and reporting in respect to operational risk, as well as its participants’ roles and responsibilities.

Since July 1, 2008, the Central Bank has required financial institutions to allocate capital for operational risk, based on Basel II operational risk capital requirements guidelines. Itaú-Unibanco Holding has opted for the Alternative Standardized Approach (“ASA”).

See “Item 5B. Liquidity and Capital Resources — Capital”.

Insurance Underwriting and Portfolio Risk Management

Insurance underwriting and portfolio risk is the risk from an adverse economic scenario that contradicts the assumptions used in our underwriting policy and in estimating its reserves. This risk is managed by the same bodies that oversee operational risk as described above. Management of our insurance operations establishes our underwriting policies relating to retentions, protections, reinsurance programs and pricing, depending on the type of business. This approach is designed to maintain high quality underwriting, pricing discipline and reduce volatility in the results. The actuarial department analyses the adherence of the probability tables used in the pricing models to the experience of our portfolio. In the retail market, the prices of our insurance products are established according to proprietary scoring and rating systems based on data we gathered and analyzed over many years, which underwriters use to assess and evaluate risks prior to quotation. This information provides specialized knowledge relating to industry segments and helps analyze risk based on account characteristics and pricing parameters. In the group life market, the prices of our insurance products are established according to rating systems based on an international actuarial table of mortality and the historical experience of our policies, the age of the group, the industry segments, the percentage of females and males and experience of each group and the financial health of the client. Property insurance underwriting is monitored through risk factors and pricing is based on exposure based on economic segment analysis, activity and level of severity risk, customer and similar companies experiences, financial health and customized management instruments. Our strategy for reinsurance underwriting is to work with a limited number of reinsurers in order to have a high pre-negotiated retention limit, which decreases our risk exposure. In addition, the underwriters analyze all of our accounts on an annual basis to manage risk associated with our insurance portfolio. In addition we apply risk-adjusted return on capital model to the corporate segment to allocate enough capital to ensure business sustainability. The risk adjustment return on capital model allows us to quantify the exposure to risk based on statistical criteria.

Funding

Main Sources

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2011, total deposits amounted to approximately R$ 243 billion, representing 42.3% of total funding. As of December 31, 2010, total deposits amounted to approximately R$ 203 billion, representing 39.9% of our total funding. Our savings deposits represent one of our major sources of funding which, as of December 31, 2011 and 2010 accounted for 27.7% and 28.6% of total deposits, respectively.

The following table sets forth a breakdown of our sources of funding as of December 31, 2011 and 2010:

	2011		2010
	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	242,636	42.3	202,688	39.9
Demand deposits	28,932	5.0	25,349	5.0
Investment deposits	-	-	906	0.2
Savings deposits	67,170	11.7	57,900	11.4
Time deposits	144,469	25.2	116,416	22.9
Interbank deposits	2,065	0.4	1,929	0.4
Other deposits	-	-	188	-
Securities sold under repurchase agreements	185,413	32.3	199,657	39.2
Interbank market debt	90,498	15.8	62,599	12.1
Mortgage notes	244	-	302	0.1
Real estate credit bills	15,751	2.7	8,736	1.7
Agribusiness credit bills	3,284	0.6	2,774	0.5
Financial credit bills	14,308	2.5	2,466	0.5
Import and export Financing	21,452	3.7	15,455	3.0
Onlending-domestic	35,459	6.3	31,689	6.1
Other	-	-	1,177	0.2
Institutional market debt	54,807	9.6	44,513	8.8
Debentures	1,039	0.2	1,384	0.3
Subordinated debt	39,715	6.9	34,487	6.8
Foreign borrowings through securities	14,053	2.5	8,642	1.7
Total	573,354	100.0	509,457	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2011 and 2010:

(in millions of R$)

	2011
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	28,932	-	-	-	28,932
Demand deposits	28,932	-	-	-	28,932
Other deposits	-	-	-	-	-
Interest bearing deposits	98,754	19,849	11,920	83,181	213,704
Savings deposits	67,170	-	-	-	67,170
Time deposits	30,918	19,167	11,475	82,909	144,469
Interbanks Deposits	666	682	445	272	2,065
Total	127,686	19,849	11,920	83,181	242,636

(in millions of R$)

	2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	25,537	-	-	-	25,537
Demand deposits	25,349	-	-	-	25,349
Other deposits	188	-	-	-	188
Interest bearing deposits	74,486	17,550	21,981	63,134	177,151
Savings deposits	57,900	-	-	-	57,900
Investment deposits	906	-	-	-	906
Time deposits	15,332	16,714	21,476	62,894	116,416
Interbanks Deposits	348	836	505	240	1,929
Total	100,023	17,550	21,981	63,134	202,688

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2011 and 2010:

	2011	2010
Retail	19.0%	15.0%
Itaú Personnalité	18.2%	27.7%
Middle market	40.7%	43.3%
Corporate	22.1%	14.0%
Total	100.0%	100.0%

Other Sources

We also act as a financial agent through borrowing funds from the BNDES, and from the FINAME, and passing of such funds at a spread determined by the government to targeted sectors of the economy. We refer to these borrowings as onlending and they are primarily in the form of credit lines that are directed by the government agencies through private banks to specific targeted sectors for economic development. As of December 31, 2011, we participated as a financial agent in onlending transactions financed by BNDES and FINAME in the total amount of approximately R$35,459 million. See “─ Itaú BBA.”

We obtain U.S. dollar-denominated lines of credit from our correspondent banks to provide a source of trade finance funding for Brazilian companies. As of December 31, 2011, our total import and export funding was approximately R$21,452 million.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to onlend these funds in Brazil to Brazilian corporations and financial institutions. These onlendings take the form of loans denominated in reais and are indexed to the U.S. dollar. As of December 31, 2011, we had approximately R$14,053 million outstanding of structured and financial transactions. Our international operations including Portugal, the Grand Cayman-Branch, Itaú Unibanco´s Grand Cayman and New York branches, and Itaú BBA’s Nassau Branch, represent further funding vehicles for us, as they are responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “─ International Operations – Other International Operations.”

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in our treasury account. Our customers have the right to sell the securities back to us at their option at any time until the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate. Total funding under this financial product as of December 31, 2011 amounted to R$185,413 million.

On January 24, 2012, Itaú Unibanco Holding, acting through its Cayman Islands Branch, issued US$550 million of 6.20% subordinated notes due 2021, to be fungible with, to be consolidated and form a single series with, and to vote as a single class with its outstanding US$500 million of 6.20% subordinated notes due 2021 issued June 21, 2011.

On March 19, 2012, Itaú Unibanco Holding, acting through its Cayman Islands Branch, issued US$1,250 million of 5.65% subordinated notes due 2022.

Technology

We are committed to offering the most advanced technology for the convenience of our customers. Therefore, we continuously invest in the development and improvement of our systems.

In 2011, our IT budget consisted of approximately R$3,000 million in expenditures, including application development, and R$1,000 million in investments, with 6,320 employees.

In 2011, we worked on improving our technology, focusing on increasing system efficiency and sustainable development and were able to make better use of our technology resources. We are also committed to better understanding and identifying our customers’ various needs, and our Internet and Mobile Banking is now available 24 hours a day, 7 days a week. Also, in the second half of 2011, the process of integration between Itaú and Unibanco was completed. Today, 100% of the technology platforms are integrated and run in a single environment.

While we were working on branch migration, we disposed of our used hardware using sustainable means gaining 25% more space in our current data center, as well as reducing our power consumption by 40%.

For our environmentally sound and energy saving actions, Itaú Unibanco received the following awards and recognition:

•	VII Prêmio Relatório Bancário (Banking Report Award)

o	Prêmio Destaque – Melhor Data Center – Projeto NGDC – Next Generation Data Center (Best Data Center);

o	Prêmio Excelência – Melhor Serviço de Mobile Banking – Aplicativos Itaú Mobile Banking; (Best Mobile Banking Services)

o	Prêmio Excelência – Melhor em Serviço Tablet – Aplicativo Itaú para Tablet (Best Tablet Service)

•	Prêmio Datacenter Leaders Awards 2011

o	Melhorias em Eficiência Energética de Datacenters (Improvements in Electricity Efficiency in Data Centers)

•	Prêmio Info Exame

o	Melhor CIO (Best Chief Information Officer)
o	Banco Mais Conectado (Most Connected Bank)

We have workplace contingency and disaster recovery processes for our main businesses. The back-up site is located in Campinas, São Paulo. Both our primary and secondary data centers have dedicated uninterruptible power systems (“UPS”) and generators that are designed to start automatically whenever a power outage occurs.

For 2012, our IT goal is to continue the modernization of our current data center, which began in 2011 and includes the virtualization of servers and the deployment of biometrics throughout the branch network as well as conclude the implementation of the demand management process, which further eliminates inefficiencies in IT processes relating to the demand of the business divisions.

In addition, on January 27, 2012, we announced the construction of a new technology center in which we will concentrate our data processing and storage equipment and is intended to become our main technology hub (“Data Center”). The Data Center will be set up on a 815 thousand-square-meter site in the city of Mogi Mirim, São Paulo representing a total investment of approximately R$800 million. The project is scheduled to be completed in 2014 and will feature approximately 60 thousand square meters of floor area and employ close to 400 direct employees on-site.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2011, there were 139 multiple-service banks, 20 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As of September 30, 2011, these banks accounted for 40.0% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As of September 30, 2011, Banco do Brasil S.A. (“Banco do Brasil”), BNDES, and Caixa Econômica Federal (“CEF”), ranked first, fourth and fifth in the banking sector, respectively, accounting for 39.3% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets:

	As of September 30, 2011(*)
	In billions of R$	% of Total Assets
Banco do Brasil(**)	907.7	18.0
Itaú Unibanco Holding	810.5	16.1
Bradesco	636.4	12.6
BNDES	567.9	11.2
CEF	507.3	10.0
Banco Santander	422.4	8.4
HSBC	152.3	3.0
Banco Votorantim	127.4	2.5
Safra	89.1	1.8
Citibank	62.3	1.2
BTG Pactual	59.5	1.2
Banrisul	36.8	0.7
Deutsche	33.5	0.7
Credit Suisse	28.2	0.6
Others	606.8	12.0
Total	5,048.1	100.0

(*) Based on banking services, excluding insurance and pension funds.

(**)Includes the consolidation of 50.0% of Banco Votorantim S.A. based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim S.A..

Source: Central Bank, 50 Largest Banks and the Consolidated Financial System (September 2011).

With the Association and the establishment of Itaú Unibanco Holding, new business opportunities arose in the domestic market, in which the economies of scale have become crucial for competition. Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 16.2% based on total loans as of November 2011, positioning us at second place in the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 27.8% of the Brazilian market share as of November 2011.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of 21.4% over the last three years, as of September 30, 2011, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies are increasingly adopting alliances and co-branding strategies and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management

The asset management industry in Brazil has grown in recent years but is still dominated by activities of commercial banks that offer fixed-income funds to customers of retail banks. The primary factors affecting competition in institutional funds are expertise and price.  Our competition in the sector includes large and well-established banks such as Banco do Brasil and Bradesco as well as several other participants such as CEF, HSBC and Banco Santander.

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are Bradesco, Banco do Brasil, CEF, Banco Santander and other related companies. On November 30, 2011, this industry consisted of approximately 113 insurance companies of various sizes, including 29 conglomerates and 46 independent companies. The Porto Seguro Alliance resulted in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had insurance premiums as of November 2011, with 13.8% of Brazilian market share.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Santander Brasil.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namely Banco Citibank S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., HSBC, Banco JP Morgan S.A., Banco Morgan Stanley S.A. and Banco Santander.

Itaú BBA also has a leading position in the cash management market, where its main challengers are Banco do Brasil, Banco Santander and Bradesco. In 2011, Itaú BBA received the “Domestic Cash Management Provider in Brazil” award from Euromoney, for the fourth consecutive time.

In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco and Banco BTG Pactual S.A. In 2011, Itaú BBA ranked in a top-one or two position in each of equity capital markets, debt capital markets and mergers and acquisitions.

Real Estate Financing

The main player in the Brazilian real estate market is CEF, a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. This position is reinforced with the “Minha Casa, Minha Vida” federal program, which is responsible for the construction and financing of one million low income homes and for which CEF is the main operator. There are also two important private bank competitors: Banco Santander and Bradesco. Banco do Brasil, another government owned bank, is also becoming an important player in this market.

REGULATION AND SUPERVISION

The following regulation relates to the Brazilian financial system and Banking sector, unless stated otherwise. The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the “Banking Reform Law. The Banking Reform Law regulates the national financial system, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. This law confers on the CMN powers to set the loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank over issuing banknotes and setting reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

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

The CVM

The CVM is the body responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework determined by the CMN. The CVM also regulates its participants, such as companies whose securities are traded on the Brazilian securities markets, investment funds, investors, financial intermediaries and others such as securities custodians, asset managers, independent auditors, securities analysts and consultants.

SUSEP

The Superintendence of Private Insurance (“SUSEP”), a body subject to the Ministry of Finance, established by Decree Law No. 73, of November, 21, 1966, is responsible for the supervision and control of insurance, open private pension plans, capitalization and reinsurance businesses in Brazil.

CNSP

The National Private Insurance Council (Conselho Nacional de Seguros Privados or “CNSP”), also established by Decree Law No. 73, regulates (together with SUSEP) insurance, open private pension plans, capitalization and reinsurance businesses in Brazil. The CNSP is chaired by the minister of finance or his representative and includes the superintendent of private insurance and representatives of the ministry of justice, the ministry of social welfare, the Central Bank and the CVM.

Principal Limitations and Restrictions on Financial Institutions

Under Brazilian banking laws and regulations, financial institutions may not:

•	operate in Brazil without the prior approval of the Central Bank and carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

•	invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking business unit of a multiple-service bank or through an investment bank;

•	own real estate unless the institution occupies that property. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and

•	lend more than 25.0% of their capital calculated in accordance with CMN Resolution No. 3,444 as the basis for their regulatory capital to any single person or group.

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

Private Sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance. As of December 31, 2011, there were 578 financial institutions operating in the private sector, including:

•	commercial banks — approximately 19 private sector commercial banks engaged in wholesale and retail banking, being particularly active in demand deposits and lending for working capital purposes;

•	investment banks — approximately 14 private investment banks engaged primarily in time deposits, specialized lending, and securities underwriting and trading; and

•	multiple-service banks (bancos múltiplos) — 137 private sector multiple-service banks providing, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate financing.

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

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in any transaction resulting in a change of control of a financial institution. See also “— Antitrust Regulation”. The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and mandatory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

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

In general, Basel I and Basel II require banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely tracks the provisions of Basel II standardized or basic approaches for credit, market and operational risks. Among the key differences between Brazilian legislation and Basel II are:

•	the minimum ratio of capital to assets determined on a risk-weighted basis is 11.0%;

•	the risk-weighting assigned to certain assets and off-balance sheet exposures differs slightly from those set forth in Basel II, including a risk weighting of 300.0% on deferred tax assets other than temporary differences, and certain types of lending to individuals;

•	the ratio of capital to assets of 11.0% mentioned above must be calculated according to two different methods: by consolidating only our financial subsidiaries and on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity; (ii) power to elect or dismiss the majority of the management of the invested entity; (iii) operational control of the invested company characterized by common management; and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes;

•	since July 1, 2008, the Central Bank has required financial institutions to set aside a portion of their equity to cover operational risk based on Basel II’s guidelines on operational risk capital requirements. Itaú Unibanco Holding has opted for the Alternative Standardized Approach (ASA), which requires a financial institution to set aside 12.0% to 18.0% of its financial intermediation average gross income or a percentage of its average volume of loans, depending on the line of business, according to regulatory classification, to cover operational risks; and

•	undisclosed or “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian law and regulation.

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

Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments and non-realized earnings related to available-for-sale securities market value adjustments. As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, preferred redeemable stock with original maturity of less than 10 years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

Regulatory capital is represented by the sum of Tier 1 Capital and Tier 2 Capital and, together with the deductions described in note 32 to our consolidated financial statements as of and for the year ended December 31, 2011, is taken into consideration for the purposes of defining the operational limits of financial institutions.

Basel III Framework

On December 16, 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) issued its new Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

The Basel III framework will require banks to maintain: (i) a minimum common equity capital ratio of 4.5%, (ii) a minimum Tier 1 Capital ratio of 6% and (iii) a minimum total capital ratio of 8%. In addition to the minimum capital requirements, Basel III will require a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee phased in the three basic minimum requirements first, beginning on January 1, 2013, with a longer period for banks to comply with the capital conservation buffer, the “countercyclical buffer” and other requirements, beginning on January 1, 2016.

Basel III also introduces a new leverage ratio. A supervisory monitoring period began on January 1, 2011 and a parallel semi-annual testing run period of a minimum Tier 1 Capital leverage ratio of 3% will begin in January 1, 2013 and run until January 1, 2017. Basel III will require banks to disclose their leverage ratio and its components beginning January 1, 2015.

In addition, Basel III aims to improve risk coverage by reforming the treatment of counterparty credit risk (“CCR”). Going forward, affected banks generally will, among other things, be required to determine their capital requirement for CCR using stressed inputs and be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating credit-worthiness.

In relation to liquidity, Basel III implements a liquidity coverage ratio (“LCR”) and a net stable funding ratio (“NSFR”). The LCR will require affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding a bank will be required to maintain based on the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Basel III provides for an observation period which began in 2011 and it is contemplated that the LCR and the NSFR, including any revisions, will be introduced as minimum standards beginning January 1, 2015 and 2018, respectively.

In addition, on January 13, 2011, the Basel Committee expanded on the Basel III capital rules with additional requirements, also referred to generally as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. These requirements are in addition to the criteria detailed in the Basel III capital rules outlined above. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires an instrument issued by an internationally active bank to have a provision that requires such instruments, at the option of the relevant authority, to either be written off or converted to common equity upon a “trigger event”. A “trigger event” is the earlier of: (i) a decision that a write-off, without which the bank would become non-viable, is necessary, as determined by the relevant authority; and (ii) the decision to make a public sector injection of capital, or equivalent support, without which the bank would have become non-viable, as determined by the relevant authority. The additional requirements will apply to all instruments issued after January 1, 2013; otherwise, qualifying instruments issued prior to that date will be phased out over a ten-year period, beginning on January 1, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining the systemically important financial institutions (“G-SIFIs”) and the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements by which such additional requirements will be phased in. The assessment methodology is based on an indicator-based measurement approach. The selected indicators reflect a G-SIFI’s (i) size, (ii) interconnectedness, (iii) lack of readily available substitute or financial institution infrastructure for the services they provide; (iv) global, or cross-jurisdictional, activity; and (v) complexity, each of them receiving an equal weight of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1% to 2.5% of risk-weighted assets to be met with Common Equity Tier 1 only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased-in in parallel with the “capital conservation” and “countercyclical” buffers between January 1, 2016 and year end 2018, becoming fully effective on January 1, 2019.

The Issuer has not been classified as a G-SIFI by the Basel Committee.

Implementation of Basel III in Brazil

On February 17, 2011, the Central Bank issued Notice No. 20,615, or Notice 20,615, containing preliminary guidance and an estimated schedule for the implementation of Basel III in Brazil. Further to Notice 20,615, on February 17, 2012, the Central Bank announced a process for public comment (“Public Hearing 40/2012”), proposing new regulations and the schedule for implementing certain aspects of the Basel III Framework in Brazil. The public comment period is 90 days, ending on May 17, 2012.

If Public Hearing 40/2012 is converted into effective regulation with no material changes, Brazilian banks’ minimum total capital ratio will be calculated as the sum of three components:

•	regulatory capital (patrimônio de referência);

•	a fixed capital conservation buffer (to enhance the loss absorption ability of financial institutions); and

•	a variable countercyclical capital buffer (to address the risk of the build-up of excess credit growth).

According to Public Hearing 40/2012, Brazilian banks’ regulatory capital will continue to comprise two tiers, Tier 1 Capital and Tier 2 Capital, and qualification of financial instruments as Tier 1 Capital or Tier 2 Capital will be based on the ability of such instruments to absorb losses at a viable financial institution. Tier 1 Capital will be further divided into two portions: Common Equity Tier 1 Capital (common equity capital, certain regulatory adjustments and profit reserves, etc.) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank that comply with certain requirements imposed by the applicable regulation). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Tier 1 Capital or Tier 2 Capital by the date when the proposed regulations are definitively enacted by the CMN will continue to qualify as Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with Basel III requirements as implemented by the Central Bank, including the mandatory loss absorbency provisions required under the January 13 Annex. If such instruments do not comply with these requirements as implemented by the Central Bank it is expected that such instruments will be subject to a phase-out period beginning January 1, 2013, when 10% of the nominal value of such instruments will begin to be deducted annually from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital.

Under the proposed regulations of Public Hearing 40/2012, capital requirements will be increased in 2017 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure (the countercyclical capital buffer), with phase-in of the modifications beginning in 2013. Capital requirements will be applied at a consolidated level (consolidado prudencial), as determined by the Central Bank. The proposed regulations define the criteria for calculation of various elements of a financial institution’s risk-weighted assets and also address which instruments will qualify as regulatory capital. As a result of the loss absorption principle outlined by the Basel III Framework, Public Hearing 40/2012 introduces the possibility of regulatory capital being comprised of securities that may be written-off under certain circumstances. Public Hearing 40/2012 also provides for the possibility that holders of such instruments subject to write-off be compensated by the issuer of such instruments with shares eligible to qualify as Common Equity Tier 1 (whereas such compensation in shares may still be subject to further legislative changes).

The following table, provided by Public Hearing 40/2012, presents the proposed schedule for implementation by the Central Bank of the new required regulatory capital ratios.

	From January 1,
	2013	2014	2015	2016	2017	2018	2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1 Capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Capital Conservation Buffer	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical Capital Buffer	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Additionally, Public Hearing 40/2012 does not address leverage and liquidity ratios, as proposed by the Basel III Framework, but according to Notice 20,615, a maximum leverage ratio of 3% is expected to be required for Brazilian banks from January 1, 2018, with certain disclosure requirements applicable from January 1, 2015. A LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are also expected to apply to Brazilian banks from January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements applicable from January 1, 2012.

Also as part of the implementation of the Basel III framework, on June 30, 2011 the CMN enacted Resolution No. 3,988, which sets forth that Brazilian financial institutions shall implement a capital management function compatible with the nature of their operations, the complexity of the products and services they offer, as well as with the extent of their exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to anticipate capital needs due to changes in market conditions. Financial institutions shall provide to the general public a report describing the structure of their capital management function at least on an annual basis. Financial institutions had until January 31, 2012 to appoint a director responsible for capital management function, which shall be fully implemented by December 31, 2012.

Given that the Central Bank’s current regulation on capital adequacy establishes a more stringent requirement than the internationally agreed minimal capital requirements under the Basel III Framework, as outlined above, and that Public Hearing 40/2012 proposes the full adoption of such requirements in Brazil, we anticipate that implementation of the Basel III Framework might not have the same impacts on Brazilian financial institutions as it will possibly have on financial institutions from developed countries.

The Public Hearing 40/2012 proposed regulations are not definitive, are subject to comment by market participants, may require changes in legislation and may be significantly changed by the Central Bank upon their final implementation.

In any case, until definitive rules implementing Basel III in Brazil are issued, the existing capital rules described above under “— Capital Adequacy and Leverage/Regulatory Capital Requirements” continue to be in force.

Changes in Capital Allocation

On November 11, 2011, CMN and the Central Bank revised certain capital adequacy rules and on December 22, 2011 revised certain reserve requirement rules (see “— Reserve Requirements” below).

On November 11, 2011, the Central Bank enacted Circular No. 3,563 (“Circular 3,563/11”) which amended Circular No. 3,360, of September 12, 2007, establishing certain measures to ease the capital requirements relating to certain retail transactions given the current economic scenario. Circular 3,563/11 reduced the credit risk weight, from 150% to 75% or 100%, applicable to (i) payroll loans, (ii) secured loans for vehicle acquisition or vehicle leasing with a term of up to 60 months, (iii) other individual loans without specific purpose with a term of up to 36 months and (iv) other individual loans without specific purpose with a term longer than 60 months and entered into or renegotiated after November 11, 2011. In contrast, Circular 3,563/11 increased the credit risk weight applicable to long-term individual loans, establishing that a 300% credit risk weight is applicable to individual loans without specific purpose, including payroll loans with a term longer than 60 months entered into or renegotiated on or before November 11, 2011. In addition, Circular 3,563/11 revoked the requirement of a minimum of 20% payment of the outstanding balance on credit cards which would be applicable as of December 1, 2011, maintaining the minimum payment requirement at 15% of the outstanding balance. Finally, Circular 3,563/11 authorized the deduction of provisions from benefits to be paid from financial institutions’ exposure to investment funds with special purpose (Fundos de Investimentos Especialmente Constituidos – FIE) relating to pension plan funds of the type Vida Gerador de Benefício Livre - VGBL or Plano Gerador de Benefício Livre – PGBL.

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

Subsequent to the most intense periods of the global financial crisis in 2008 and 2009, the CMN and the Central Bank have enacted the following measures in order to provide the Brazilian financial system with greater stability:

•	Increases in the rate for demand deposit reserve requirements from 42.0% until July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

•	Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$2.5 billion, and (i) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion;

•	Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•	Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2.5 billion, and (iii) greater than R$5 billion has been maintained at zero;

•	Limitation on deductibility from time deposit reserve requirements of certain transactions concluded before June, 11, 2011 with smaller financial institutions with consolidated Tier 1 Capital of less than R$2.5 billion (including: (x) interbank deposits with such smaller financial institutions; (y) investments in debt securities issued by such smaller financial institutions, and (z) any loan portfolio purchased from such smaller financial institutions) has been reduced from 45.0% to 36.0% of a financial institution total demand deposit reserve requirements;

•	Financial bills issued by financial institutions have been exempted from reserve requirements; and

•	Creation of a cash reserve requirement for financial institutions with foreign exchange operations, effective as of April, 4, 2011, corresponding to 60.0% of the amount of daily short position taken in foreign currencies in excess of the lower of (i) the amount exceeding US$1 billion or the Tier 1 Capital, whichever is lower, or (ii) the regulatory capital of the financial institution.

On December 22, 2011, the Central Bank issued Circular No. 3,569 (“Circular 3,569/11”), amended on February 10, 2012 by Circular No. 3,576 (“Circular 3,576/12”), consolidating and redefining term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. The percentage of term deposit reserves eligible to earn interest will be limited to 80% beginning February 2012, 75% beginning April 2012, 70% beginning June 2012 and 64% beginning August 2012. The Central Bank also (i) redefined the transactions where the counterparty is a smaller financial institution that can be deducted from time deposit reserve requirements and (ii) reduced the Tier 1 Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for purposes of deductibility from time deposit reserve requirements. Interbank deposit transactions with a smaller financial institution for purposes of such deduction must be concluded before June 29, 2012. In addition, the reduction of term deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging between R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular No. 3,569/11.

On January 23, 2012, the Central Bank issued Circular No. 3,573, which set forth new rules regarding deductions linked to rural credit financing with agricultural funding for compulsory reserves over demand deposits. The Central Bank allowed deductions corresponding to the: (i) daily average balance of rural credit financings with agricultural funding relating to the 2012 second crop, 2012 winter crop and 2012 northeastern crop contracted between January 1, 2012 and June 30, 2012, and mandatory funds established in the Manual of Rural Lending; and (ii) daily average balance of investments in Interfinancial Deposits Linked to Rural Lending, which funds shall be used in the transactions mentioned in (i) above. Deductions for both (i) and (ii) above are limited to 5% of the requirement calculated under Circular No. 3,274, dated February 2, 2005. Financial institutions are still permitted to deduct from their demand deposit reserve requirements the amount of voluntary instalments of contributions to the Brazilian federal deposit guarantee plan (Fundo Garantidor de Créditos (“FGC”).

As of December 31, 2011, we had required reserves funded in cash of R$98,053 million compared to R$85,776 million as of December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, earn interest. The significant increase in reserve amounts from December 31, 2009 to December 31, 2010 is primarily the result of the introduction of amendments by the Central Bank and the CMN to the requirements as described above and that such reserve amounts be funded entirely in cash.

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

Liquidity and Fixed Assets Investment Regime

In accordance with CMN Resolution No. 2.669, the Central Bank prohibits Brazilian financial institutions, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

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

Treatment of Past Due Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from to additional provisions required by the Central Bank which are deemed necessary by management of those financial institutions, provisions required to be made vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with article 9 of Law No. 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with CMN Resolution No. 3,844. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but the inflow of funds to, deriving from or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 1,800 days is subject to the IOF/FX tax, at a rate of 6.0%. However, if the average minimum term of the loan is longer than 1,800 days, the IOF/FX tax is reduced to zero. Moreover, if a loan transaction with a minimum term longer than 1,800 days is settled partially or completely before completion of 1,800 days term, the IOF/FX tax would be 6.0%, plus interest and penalty. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

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

On July 8, 2011, the Central Bank enacted Circular No. 3,548, creating a cash reserve requirement for financial institutions with foreign exchange operations, effective as of July 11, 2011, corresponding to 60.0% of the average amount of the last five days foreign exchange short position in excess of the lower of (i) US$1 billion or (ii) the Tier I regulatory capital of the financial institution.

On November 30, 2011, the CMN issued Resolution No. 4,033 which established new rules governing investments by Brazilian banks of foreign currency reserves held outside of Brazil. Among other changes, Resolution No. 4,033 authorized banks with regulatory capital exceeding R$5 billion to lend funds raised through external funding activities to (i) Brazilian companies, (ii) their offshore subsidiaries and (iii) foreign companies, provided that the majority of such foreign company’s voting stock belongs to a shareholder that is, directly or indirectly, an individual or legal entity resident or domiciled in Brazil. Resolution No. 4,033 also authorized banks to acquire, in the primary market, bonds issued or guaranteed by the above mentioned companies.

On January 26, 2012, the Central Bank enacted Resolution No. 4,051, setting forth that securities brokerage firms, securities dealerships and foreign exchange brokerage firms may carry on foreign exchange transactions with clients for prompt settlement of up to US$100,000. Furthermore, Resolution No. 4,051 establishes guidelines for granting advances on foreign exchange contracts, or ACC, and advances on delivered commercial papers, or ACE, relating to service export agreements, limiting them to the services indicated by the Ministry of Development, Industry and Foreign Trade. Finally, Resolution No. 4,051 generally consolidates the policies in effect regarding exports, modifying current CMN Resolution No. 3,568.

On March 1, 2012 the Central Bank of Brazil issued Circular No. 3,580, which amended Brazilian regulations on foreign exchange markets and international capital flows and established limitations on export financings. According to Circular No. 3,580, beginning on the day of its enactment, pre-payments on goods to be exported from Brazil can only be made by the importer of such goods and pre-payments can only be made for a period of up to 360 days.

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

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40.0% of variable compensation must be deferred for future payment by at least 3 years and is subject to claw-backs, based on the result of the institution and business unit during the period of deferral. These new rules took effect on January 1, 2012 and are applicable to compensation of directors and officers based on the services rendered during the year of 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set out in Resolution No. 3,921.

Other

On July 28, 2011 the CMN enacted Resolution No. 3,998, supplemented by Central Bank Circular No. 3,553, both effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (i) payroll loans and (ii) vehicle leases. Under Resolution No. 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (i) identification of the assignor and assignee, (ii) identification of the financial institution that granted the underlying credit, (iii) certain information with respect to the credit transaction being assigned (e.g., identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (iv) details of the credit assignment transaction (e.g., amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved).

Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended or the Brazilian Insolvency Law, was sanctioned by the president on February 9, 2005, became effective in June 2005 and was amended in June and November 2005; it has significantly reshaped and modernized bankruptcy law in Brazil, until then governed by rules originating in 1945. Among the more important innovations introduced by such law are the following: (i) the availability of reorganization arrangements that, subject to flexible statutory terms and conditions, may be structured under varying forms so as to enable a debtor deemed by its creditors to have business potential to effectively attempt to financially restructure; and (ii) in the event of bankruptcy, the ranking of secured debts ahead of tax liabilities.

While the insolvency of financial institutions remains governed by specific regimes set forth in Law No. 6,024 of March 13, 1974 and Presidential Decree No. 2.321 of February 25, 1987 (intervention, extrajudicial liquidation and temporary special administration regime, each of which is discussed in further detail below), they are subject to the Brazilian Insolvency Law, to the extent applicable, on an ancillary basis, until such time as a specific set of rules is enacted. These specific regimes are imposed by the Central Bank to avoid bankruptcy of financial institutions.

Intervention

The Central Bank may intervene in the operations of a bank in the following circumstances:

•	if there is a material risk for creditors, resulting from mismanagement;

•	if the bank fails to remedy material violation of the Brazilian banking laws or regulations after notice of the Central Bank; or

•	if intervention is an alternative to liquidation.

•	Beginning with the date it is ordered, by the Central Bank, an intervention suspends actions or foreclosures related to payable obligations of the financial institutions, prevents early termination or maturity of obligations of the financial institution, and freezes pre-existing deposits.

The intervention may cease:

•	at the discretion of the Central Bank if the controlling shareholders or interested third parties take over the administration of the financial institution under intervention after having provided the guarantees required by the Central Bank;

•	when the situation of the financial institution is regularized as determined by the Central Bank; or

•	when extrajudicial liquidation or bankruptcy of the entity is ordered by the Central Bank or by the relevant courts, respectively.

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

Extrajudicial liquidation (i) suspends actions or foreclosures related to the financial institution, during which time no other action or foreclosure may be commenced, (ii) accelerates the term of its obligations and (iii) interrupts the statute of limitations with regard to the obligations of the financial institution. In addition, interest ceases accruing on the obligations of the financial institution until all its obligations to third parties are duly paid.

.

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

Repayment of Creditors in Liquidation

In the event of the extrajudicial liquidation of a financial institution or a liquidation of a financial institution under the terms of a bankruptcy proceeding, employees’ wages and related labor claims up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankruptcy estate. The FGC, a deposit insurance system, guarantees a maximum amount of R$70,000 of certain deposits and credit instruments held by an individual with a financial institution (or financial institutions of the same financial group). The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% per month, in accordance with CMN Resolution No. 3,400, as amended. The payment of unsecured credit, including regular retail customer deposits not payable under the FGC, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. Additionally, deposits and credit instruments raised outside of Brazil are not payable by the FGC, in accordance with CMN Resolution No. 3,400.

CMN Resolution No. 3,692 of March 26, 2009, authorizes financial institutions to raise funds by means of time deposits guaranteed by the FGC up to a certain amount provided that such deposits (i) have a minimum term of twelve months and a maximum term of sixty months, (ii) are not callable before their term (applicable only for deposits raised after May, 2009), and (iii) are limited to an amount assessed considering bank’s Tier 1 reference net worth and bank’s time deposits, whichever is higher, per deposit of the same bank, limited to R$5 billion. CMN Resolution No. 3,931, enacted on December 3, 2010, reduced the volume of deposits that financial institutions can accept with the guarantee granted by FGC by 20.0% every year from January 2012 to January 2016, thereby ending such guarantee by 2016.

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

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors must be treated equally, unless legislation states otherwise,

•	any foreign entity that directly owns shares of Brazilian companies must be registered with the Brazilian corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica), or CNPJ;

•	foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank;

•	the Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary. For cases involving the acquisition of non-voting shares issued by Brazilian financial institutions, foreign investors must also observe the abovementioned requirements concerning registration with the Brazilian corporate taxpayer registry and with the Central Bank.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

Audit Committee

For information regarding our audit committee and our audit committee financial experts, see “Item 6C. Board Practices — Statutory Bodies — Audit Committee” and “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Regulation of Independent Auditors

CMN Resolution No. 3,198, of May 27, 2004, as amended, establishes the rules governing external audit services provided to financial institutions.

In accordance with CMN Resolution No. 3,198, financial statements and financial information of financial institutions must be audited by independent auditors who are (i) registered with the CVM, (ii) certified as banking analyst experts by the CFC and IBRACON, and (iii) meet certain independence requirements.

In order to maintain their banking analyst certification, the responsible partner and the audit team members with management duties must (i) pass a new exam organized by the CFC and the IBRACON within a period not to exceed three years of the last approval; or (ii) perform independent audit in financial institutions and attend a continuing professional education program.

At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties must be replaced. Such former auditors may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN Resolution No. 3,198 also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) any ownership interest or any asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists; and (iii) the payment of fees representing at least 25% or more of the total annual fees of the independent auditor. Additionally, the audited institution is prohibited from hiring partners and audit team members in management positions that were involved in the audit work for the financial institution for the past 12 months.

In connection with the audit work for the financial institution, in addition to the audit report, the independent auditor must prepare the following reports:

•	an assessment of the internal control and risk management procedures of the financial institution, including the electronic data processing system, showing any deficiencies found; and

•	a description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, mail, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with Brazilian GAAP. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by a financial institution’s independent auditors. CVM Rule No. 381 requires public companies, including financial institutions, to disclose information relating to services from independent auditors, other than the audit work, that represented 5.0% of more of the fees paid to the independent accounting firm.

In addition, CMN Resolution No. 3,786, of September 24, 2009, requires that, beginning December 31, 2010, our annual consolidated financial statements be prepared in accordance with IFRS, and accompanied by an independent audit report on such financial statements. See “Presentation of Financial and Certain Other Information”.

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

Rules Governing the Collection of Bank and Credit Card Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. CMN Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through branch counters or ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch counter, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix II to such resolution. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.

The regulation authorizes financial institutions to collect fees for the performance of specific or differentiated services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific or differentiated services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

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

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit cards with certain basic services, which was classified as a prior service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June, 2011.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time). With respect to credit cards, a minimum of 45 days notice is required for any increase or creation of fees, and such fees can only be increased after 365 days from the date of last increase. The period of 365 days is also applicable to changes in rewards or benefits program rules.

Finally, CMN Resolution No 3,919 also established that, as of March 2012, financial institutions must supply, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees, interest, late fees, fines, and other expenses charged over the preceding year with respect to any credit and leasing transactions.

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

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by CMN Resolution No. 2,953 of April, 25, 2002, allowing Brazilian residents to open deposit bank accounts by electronic means, which includes the internet, ATM machines, telephone and other communication channels. This regulation sets forth specific rules on the opening and use of bank accounts via electronic means, including: (i) requirements contained in CMN Resolution No. 2,025 for verification of the identity of the customer; and (ii) transfers of amounts are allowed only between accounts of the same accountholders or in the event of liquidation of investment products and funds, to an account of the same accountholders of the investment products/funds.

On March 26, 2009, the CMN enacted Resolution No. 3,694 requiring that all financial institutions offering products and services to their clients through electronic means must guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

In addition, the Central Bank also permits, under CMN Resolution No. 3,919, the opening of deposit bank and savings accounts, accessed and used exclusively through electronic means. See “—Rules Governing the Collection of Bank and Credit Card Fees” above.

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

The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras, or “COAF”), which is the Brazilian financial intelligence unit that operates under the Ministry of Finance. COAF has a central role in the Brazilian system of fighting against money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to the AML Law and complementary regulations enacted by the Central Bank, financial institutions must have internal controls procedures in order to:

•	identify and know their customer, which includes determining whether the customer is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners in the related transaction, if any. These records must be kept up to date;

•	compile an analysis of new products and services with respect to anti-money laundering issues;

•	maintain records of all financial services or transactions held on behalf of, or for, a customer. The record system must allow the identification of: (i) any transaction or series of transactions involving amounts that exceed R$10,000 and belong to the same customer or conglomerate in one calendar month; and (ii) operations that reveal a pattern of activity that suggests a scheme to avoid identification;

•	pay special attention to (i) unusual transactions, or proposed transactions, related to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs, persons from countries with which Brazil has a high number of financial and commercial transactions or countries bordering Brazil or with ethnic, linguistic or political ties to Brazil; (iii) evidence of fraud in customer or transaction identification; (iv) customers or transactions involving unidentifiable beneficial owners; (v) operations originated from or destined to countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions must have enhanced monitoring programs, check if a certain customer or transaction must be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer;

•	report suspicious transactions to COAF, including all cash transactions equal to or above R$100,000, which must be reported automatically in the same day of transaction;

•	keep the records referred to above for at least five years or ten years, depending on the nature of information, even after ending a customer relationship or closing a transaction; and

•	define criteria for employee hiring and maintain an employee anti-money laundering training.

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

Politically-Exposed Persons

PEPs are public agents who occupy or have occupied a relevant public function (for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials), over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their family members and close associates. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval of a more senior staff member than otherwise would be authorized to approve relationships, such as directors, prior to establishing any relationship with those individuals. They must also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all the suspicious transactions to COAF.

Banking Secrecy

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; (iv) the provision by financial institutions and credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to a criminal or other unlawful act; (v) as otherwise expressly allowed by Supplementary Law No. 105 of January 10, 2001; and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

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

The Consumer Defense Code and Banking Client Protection Regulation

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor, or the “CDC”) was enacted to establish rules for consumers’ protection and governs the relationship between product and service providers and consumers. After a long controversy over the extent to which CDC applies to financial services, the Brazilian Supreme Court decided in a final judgment that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank focused their regulation and supervisory role to issues that are specific to financial services, which includes: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsmen officer (CMN Resolution No. 3,849); (ii) early liquidation of loans (CMN Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions (CMN Resolution No. 3,517); (iv) liability prevention and control in financial transactions (CMN Resolution No. 3,694); (v) collection of bank fees and commissions (CMN Resolution No 3,919).

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

With respect to consumer’s rights, Decree No. 6,523 directed the CDC to establish general rules on Customer Service Assistance (Serviço de Atendimento ao Consumidor, or “SAC”), by phone for information, clarification of doubts, complaints, and agreements regarding suspension or cancellation, and Law No. 11,785 amended CDC’s article 54 to define that in adhesions agreements, the font size may not be smaller than a size 12.

Antitrust Regulation

A new Brazilian Antitrust law (Law No 12,529) was enacted on November 30, 2011 and will become effective with respect to transactions consummated on or after May 30, 2012. According to the new regime, transactions resulting in economic concentration must be previously submitted to CADE for approval if any of the parties had, in the last fiscal year, gross revenues of R$400 million or more and the other party had gross revenues of R$30 million or more in the same period. The current criterion subjecting a transaction to CADE’s approval if it involves 20% or more market share will no longer apply once the new law comes into effect. The closing of a transaction before its approval by CADE will subject the parties to fines ranging from R$60,000 to R$60 million. The prior approval requirement set forth in new law may delay the closing of transactions that we submit to CADE after the new law comes into effect.

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

Certain investment funds within the asset management industry, such as private equity investment funds are also regulated by ANBIMA, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

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

According to CVM Instruction No. 409, of August 18, 2004, as amended, investment funds may be classified as (i) short term funds; (ii) referenced funds; (iii) fixed income funds; (iv) stocks funds; (v) exchange funds; (vi) external debt funds; and (vii) multi-market funds.

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

The CVM has also enacted rules to regulate private equity funds, credit rights investment funds, real estate investment funds and other specified investment funds. The rules of CVM Instruction No. 409 are applicable to each and every investment fund registered with the CVM to the extent they are not contrary to the provisions of specific rules applicable to such funds.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, Ordinance No. 564, of November 3, 1978 of the Ministry of Finance and the regulations issued thereunder by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.

Law No. 6,099, as amended, sets forth the general guidelines for the tax treatment of leasing transactions and provides that all leasing transactions are subject to the control and supervision of the Central Bank according to standards established by the National Monetary Council. CMN Resolution No. 2,309 provides the types of leasing, the legal requirements of a leasing contract and other relevant guidelines applicable to the product. The Ministry of Finance’s Ordinance No. 564 establishes the loss/profit recognition, for purposes of taxation of leasing transactions, and, in particular, establishes that the guaranteed residual amount of a leasing transaction is the value contractually guaranteed by the leaseholder as a minimum that will be received by the lessor after the sale of the leasehold item to a third-party, if the purchase option is not exercised. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Taxation

We describe below the main corporate taxes that may impact financial transactions entered into by companies of the Itaú Unibanco Group, as well as a description of the main taxes on financial transactions. For more detailed analyses and understanding of the Brazilian tax system, investors should consult their tax advisers.

Overview

The table below summarizes the main taxes imposed on our activities.

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

Corporate Income Tax and Social Contribution on Profits

Currently, Brazilian companies are subject to the corporate income tax (imposto de renda da pessoa juridica) (“IRPJ”) and the social contribution on profits (contribuição social sobre o lucro liquido) (“CSLL”).

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), which is subject to adjustments (deductions, additions and exclusions) upon the ascertainment of the tax due at the end of the fiscal year (e.g., operating costs, expenses, provisions and equity accounting).

The IRPJ is imposed at a rate of 15.0% and a surtax of 10.0% is applicable when the total amount of profit exceeds R$20,000 per month or R$240,000 per year (imposing a total rate of 25.0% on the amount of profit exceeding R$20,000 per month).

The CSLL is generally imposed at a rate of 9.0%. Law No. 11,727 of June 23, 2008, established that as of May 1, 2008, the CSLL rate on income of financial, insurance and similar companies increased to 15.0%. The following companies are considered financial, insurance and similar companies for this purpose: private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations. The increased CSLL rate is applicable to us and many of our subsidiaries and affiliates. Brazilian financial institutions, including us, are disputing the constitutionality of a higher CSLL tax rate that applies only to financial, insurance and similar companies. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

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

Taxation of Profit Distribution

Dividends paid by a Brazilian company, including stock dividends and other dividends paid to a investor domiciled either in Brazil or abroad, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

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

Any payment of interest on net equity is subject to withholding income tax at the rate of 15.0%, or 25.0% in the case of a shareholder who is resident or domiciled in a tax haven jurisdiction (see “Item 10E. Taxation – Brazilian Tax Considerations”). These payments may be qualified, at their net value, as part of any mandatory dividend.

Taxes on Revenue – Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian companies are subject to the following taxes on revenues: contribution on social integration program (contribuição para o programa da integração social) (“PIS”) and social security financing contribution (contribuição social para o financiamento da seguridade social) (“COFINS”).

According to Law 9.718 of November 27, 1998, as amended, financial institutions must pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4.0%. In general, PIS and COFINS are charged on companies’ gross revenues, with some exemptions. In the case of financial institutions, certain additional deductions are provided by law so that the taxation basis is similar to the gross profit margin. Certain of our financial subsidiaries are currently claiming that the PIS and COFINS should be levied only on their revenue from the sale of goods and services, and not on revenues from financial and other activities. The amounts in dispute are accounted for as a tax liability provision on our balance sheet.

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

Service Tax

The tax on services (imposto sobre serviços de qualquer natureza) (“ISS”) is generally imposed on the price of value of services rendered (e.g., bank services) and charged by the municipality where our branch or office that renders the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality.

Tax on Financial Transactions

The tax on financial transactions (imposto sobre operações de crédito, câmbio e seguro, e sobre operações relativas a títulos e valores mobiliários) (“IOF”) is imposed on foreign exchange, insurance, credit, securities and derivatives transactions. The IOF rate may be changed by a decree from the executive branch (which is effective beginning on its publication date) rather than a law.

The IOF on foreign exchange transactions (“IOF/FX”) tax is imposed on several foreign exchange transactions. Its applicable rates may be increased up to 25.0%. The IOF/FX tax rates imposed on foreign exchange transactions recently have been modified and are currently imposed at a rate of 0.38%, with the following main important exceptions:

•	the IOF/FX tax is imposed at a rate of 6.0% on the inflow of funds to Brazil deriving from, or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 1,800 days (if the average minimum term of the loan is longer than 1,800 days, and for foreign financing, the IOF/FX rate is 0.0%);

•	the IOF/FX is imposed at a rate of 6.0% on the inflow of funds into Brazil in connection with settlement of foreign exchange transactions by foreign investors, including simultaneous foreign exchange transactions, with the purpose of investing in the Brazilian financial and capital markets, except, for example, for the transactions set out below;

•	the IOF/FX is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors that involve variable-income investments on stock exchanges or on futures and commodities exchanges, in compliance with the regulations issued by the CMN, except for derivative transactions giving rise to predetermined income;

•	the IOF/FX is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011 in connection with the settlement of foreign exchange transactions by foreign investors for the purchase of shares as a result of public offerings registered or exempt from registration with the CVM or for the subscription of shares, provided that in each case the issuer is a publicly-held company whose shares are admitted to trade in a stock exchange;

•	IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions carried out on or after December 1, 2011 by a foreign investor, including simultaneous foreign exchange transactions, to purchase units in private equity funds (Fundo de Investimento em Participações) (“FIP”) and emerging companies funds (Fundo de Investimento em Empresas Emergentes) (“FIEE”), as well as units in investment funds that invest in units of FIPs and FIEEs that are established in accordance with regulation issued by CVM;

•	the IOF/FX is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with the settlement of foreign exchange transactions for the purpose of repatriating funds of foreign investors out of the Brazilian financial and capital markets, with some exceptions;

•	IOF/FX tax is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with foreign exchange transactions for the remittance of interest on net equity and dividends earned by foreign investors;

•	IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011, deriving from the cancelling of depositary receipts to invest in shares tradable in a stock exchange;

•	IOF/FX tax is imposed at a rate of 6.38% on foreign exchange transactions in accordance with obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users; and

•	IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the acquisition of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met.

•	IOF/FX tax is imposed at a rate of 0.0% on the inflow and outflow of funds into and from Brazil by foreign investors in connection with the settlement of foreign exchange transactions for the acquisition of Brazilian Depositary Receipts (“BDR”) in accordance with regulations issued by CVM.

Depending upon the type of inflow of foreign funds into Brazil, the IOF/FX may be levied on the outflow and inflow of funds. It may also be levied when the type of investment is changed. In many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions.

The IOF tax is also imposed on insurance transactions upon the receipt of a premium (“IOF/Insurance”). In insurance transactions, the IOF/Insurance tax will be imposed at a highest rate of 25.0%. Currently, the rates imposed vary from 0.0% to 7.38% according to the type of insurance purchased.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring (“IOF/Credit”). Currently, individuals pay IOF/Credit at a rate of 0.0068% per day, until the total amount of IOF/Credit due reaches a limit of 2.5% in a period of 365 days, in most credit transactions; and companies pay IOF tax at a rate of 0.0041% per day, until the total amount of IOF/Credit due reaches a limit of 1.5% in a period of 365 days. An additional IOF/Credit tax rate of 0.38% is also imposed on any credit transaction.

The IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges (“IOF/Securities”). The rate of the IOF/Securities with respect to many securities transactions is currently 0.0%, although certain transactions may be subject to specified rates. The President has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day for the period during which the investor holds the securities, up to the amount equal to the gain on the transaction. Currently, there is a short-term IOF/Securities tax on fixed income and investments in fund quotas with a holding period of less than 30 days. If the investor sells, redeems, assigns, resells or renews fixed income and investments in fund quotas within 30 days of the original investment, IOF/Securities is levied at a rate of 1.0% per day, with certain maximum limits based on a regressive percentage of the total fixed income gain for a security reaching zero and for a maturity equal to or higher than 30 days. Finally, the IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in order to permit the issuance of depositary receipts to be negotiated overseas.

On July 27, 2011, the Brazilian government enacted Decree No. 7,536, which introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at the rate of 1% on the notional adjusted value of financial derivatives, the value of which is affected by exchange rates and which results in an increase in the net sold exposure of the holder (“Derivative Contract”). On the same date, the Brazilian government enacted Provisional Measure No. 539, which sets forth that institutions authorized to register Derivative Contracts will be responsible for charging and collecting the IOF/Securities-Derivatives amounts due.

According to Decree No. 7,563, enacted on September 15, 2011, the IOF/Securities-Derivatives taxpayer is the holder of the Derivative Contract, but the entities or institutions authorized to register the Derivative Contracts are responsible for the calculation and collection of this tax. In the event it is not possible for them to calculate and collect the IOF/Securities-Derivatives due by the taxpayer, such entities and institutions must provide the necessary information for the calculation of the tax base, through intermediaries and authorized participants, by the tenth business day of the month following the occurrence of a taxable event to: (i) the taxpayer resident or domiciled in Brazil; (ii) the legal representative of the taxpayer resident or domiciled abroad; and (iii) the manager of funds and investment clubs. Any such information relating to taxable events occurring between July 27, 2011 and November 30, 2011 should have been provided by December 14, 2011. On November 3, 2011, the Brazilian Revenue Office enacted Normative Ruling No. 1,207 which further regulated the terms, conditions and tax base of the IOF/Securities-Derivatives.

On December 8, 2011, Provisional Measure No. 539 was converted into Law No. 12,543 (“Law No. 12,543”), which further provides that legal entities that carry out export transactions may deduct from their IOF due the amount of IOF/Securities-Derivatives assessed on derivatives hedge transactions or, in the event such discount is not possible, such entities may require a refund or offset against other federal taxes and certain social contributions. Law No. 12,543 also grandfathered the IOF/Securities-Derivatives assessment on taxable events between July 27 and September 15, 2011. On December 27, 2011, the Ministry of Finance enacted Ruling No. 560, which postponed to January 31, 2012 the collection of the IOF/Securities-Derivatives assessed from September 16 to December 31, 2011. In the wake of recent changes by the Brazilian government in regard to IOF/Securities-Derivatives regulations, the rates of IOF/Securities-Derivatives levied on derivative contracts to hedge risks inherent to price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in Brazil and on other transactions with financial derivative contracts not expressly mentioned by the tax law were reduced to 0.0%. Under Brazilian law, the Brazilian government is authorized to increase the IOF/Securities-Derivatives rate up to 25% of the notional adjusted value at any time. IOF/Securities-Derivatives may be subject to further regulation and the related rules may be changed.

The table below summarizes IOF tax, which is imposed on financial transactions (such as foreign exchange, insurance transactions, credit or those transactions related to securities), as explained above.

Transaction Type	Rate (general rule subject to change by executive decree)
International Loans	IOF/FX: 6.0% (average minimum payment term is no longer than 1,800 days)

IOF/FX: 0.0% (average minimum payment term is longer than 1,800 days and foreign financing)

Foreign Investments in Brazilian Financial and Capital Markets	IOF/FX: 6.0% (general rule for inflow of funds)

IOF/FX: 0.0% (general rule for variable income investments; purchase of shares outside of the stock exchange as a result of public offerings; and investments in FIPs and FIEEs and units of investment funds that invest in units of such funds).

Transaction Type	Rate (general rule subject to change by executive decree)

IOF/FX: 0.0% (general rule for outflow of resources, including repatriation of funds and remittance of interest on net equity and dividends.)

Credit Card	IOF/FX: 6.38%

Insurance Transactions	IOF/Insurance: 0.0% to 7.38%

Loans and Credits	IOF/Credit: 0.0041% (companies) and 0.0068% (individuals) per day, until it reaches the limit of 1.5% or 2.5%, respectively, up to a limit of 365 days, plus 0.38%

Securities	IOF/Securities: 0.0% to 1.0% (general rule)

IOF/Securities: 1.5% (assignment of shares in order to permit issuances of depository receipts)

Securities-Derivatives

IOF/Securities-Derivatives: 1.0%

IOF/Securities-Derivatives: 0.0% for derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country

IOF/Securities-Derivatives: 0.0% for other transactions with financial derivative contracts not expressly mentioned by the tax law

Income Taxes Imposed on Financial Investments

Foreign investors that receive payments derived from Brazilian sources, or gains related to Brazilian assets, will be subject to the Brazilian income tax. Under Brazilian law, income tax on capital gains and income from financial transactions carried out in the Brazilian financial and capital market vary depending on the domicile or residence of the investor, the type of registration of the investment held by the investor with the Central Bank and the manner in which the transaction is carried out.

For foreign investors who invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689/00, and are not located in a jurisdiction considered a “tax haven jurisdiction” (see “Item 10E. Taxation — Brazilian Tax Considerations”), the income tax is imposed, in general, pursuant to a special regime, as follows:

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

Foreign investors that invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689/00, and are located in a tax haven jurisdiction are subject to income tax, in general, pursuant to rules applicable to Brazilian individuals, as follows:

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

	Rate for
Transaction Type (Under CMN Resolution No. 2,689/00)	Foreign investor located in a non-tax haven jurisdiction	Foreign investor located in a tax haven jurisdiction
Capital gains from stock and derivatives and other variable income securities traded on the stock and futures exchange	0.0%	15.0%
Swap transactions	10.0%	22.5% to 15.0%
Other over-the-counter derivatives	10.0%	15.0%
Fixed income securities, including structured fixed income combinations (rates may vary according to the transaction type and term)	15.0%	22.5% to 15.0%
Income from public bonds (provided certain requirements are observed)	0.0%	22.5% to 15.0%
Short-term fixed income investment funds	15.0%	22.5% to 20.0%
Long-term fixed income investment funds	15.0%	22.5% to 15.0%
Income from stock funds	10.0%	15.0%

Finally, Provisional Measure No. 517 of December 31, 2010, converted into Law 12,431 of June 24, 2011, provides that income from publicly-traded bonds and securities acquired as of January 1, 2011, of non-resident investors that are not resident or domiciled in tax haven jurisdictions are subject to the withholding income tax at a 0.0% rate. To be eligible for this benefit, the following requirements must be met: (i) the bonds and securities must have been issued by private non-financial entities in accordance with the rules set forth by the CMN; (ii) the bonds must have weighted average maturity greater than four years, (iii) the issuer may not repurchase the bonds or securities within the first two years after issuance, (iv) the remuneration must be linked to predetermined rates and related to certain inflation indices; (v) the buyer has no agreement or commitment to resell; (vi) income payments, if any, must take place no more frequently than once per 180 day period; (vii) the bonds must be traded in regulated markets; and (viii) the issuer must demonstrate the allocation of the proceeds from the issuance to investment projects.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the CNSP, SUSEP and the ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Social Welfare (Instituto Nacional do Seguro Social or “INSS”). Insurance companies are required to sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health plans/insurance must be sold separately from other types of insurance by a specialized company that is subject to the rules of the ANS, the agency responsible for private health plans and insurance.

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

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute (IRB – Brasil Resseguros S.A. or “IRB”). On January 16, 2007, Supplementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This supplementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Supplementary Law No. 126 are summarized below. Three types of reinsurers are established by such law:

•	Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•	Admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities; and

•	Eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered as a tax-haven jurisdiction, as defined in Supplementary Law No. 126.

An admitted or eventual reinsurer must comply with the following requirements:

•	to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity equal to or higher than the minimum established by CNSP;

•	to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers; and

•	to comply with additional requirements established by CNSP and SUSEP.

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

With due observance of the rules enacted by CNSP, insurance companies, when transferring their risks in reinsurance, have to transfer to local reinsurers 40.0% of said risks.

The technical reserves of local reinsurers and funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our IFRS consolidated financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2011 and 2010.

The data included in this section are presented in accordance with IFRS, unless otherwise indicated.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using monthly book balances for the years ended December 31, 2011 and 2010 as we believe such balances are representative of our operations and it would be too costly to produce average balances using daily book balances in IFRS. The majority of our business is composed of retail banking operations, which have grown organically and without significant fluctuations over short periods of time during 2011 and 2010. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below.

				(in millions of R$, except percentages)
	2011			2010
Assets	Average balance	Interest received	Average yield/rate (%)	Average balance	Interest received	Average yield/rate (%)
Interest-earning assets (*)	731,572	103,963	14.2%	592,744	82,830	14.0%
Interbank deposits	17,015	890	5.2%	15,147	824	5.4%
Securities purchased under agreements to resell	146,052	16,224	11.1%	156,335	12,946	8.3%
Derivatives	9,734	341	3.5%	7,489	2,488	33.2%
Central Bank compulsory deposits	88,926	9,182	10.3%	45,524	4,025	8.8%
Financial assets held for trading	121,583	15,142	12.5%	73,178	8,250	11.3%
Available-for-sale financial assets	43,036	3,332	7.7%	40,159	3,148	7.8%
Held-to-maturity financial assets	3,101	360	11.6%	2,842	456	16.0%
Loan operations and lease operations (accrual)	302,125	58,492	19.4%	252,070	50,693	20.1%
Non-interest-earning assets	59,248			57,425
Cash and deposits on demand	14,205			12,717
Central Bank compulsory deposits	4,664			4,139
Non-accrual loans	17,528			14,816
Allowance for loan and lease losses	(22,976)			(21,889)
Fixed assets, net	4,932			4,340
Investments in unconsolidated companies	2,268			2,539
Intangible assets, net	3,224			3,240
Other assets	35,402			37,522
Total assets	790,820			650,169

 (*) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

				(in millions of R$, except percentages)
	2011			2010
Liabilities	Average balance	Interest paid	Average yield/rate (%)	Average balance	Interest paid	Average yield/rate (%)
Interest-bearing liabilities	580,695	55,599	9.6%	471,501	36,840	7.8%
Interest-bearing deposits:	186,429	14,757	7.9%	164,210	12,245	7.5%
Savings deposits	61,143	3,992	6.5%	52,457	3,127	6.0%
Interbank Deposits	2,376	169	7.1%	1,703	145	8.5%
Time deposits	122,910	10,596	8.6%	110,050	8,973	8.2%
Securities sold under repurchase agreements	203,021	22,133	10.9%	163,634	15,774	9.6%
Interbank market debt and Institutional market debt:	125,007	13,470	10.8%	89,231	4,783	5.4%
Interbank market debt	77,189	5,536	7.2%	50,782	2,100	4.1%
Institutional market debt	47,818	7,934	16.6%	38,449	2,683	7.0%
Reserves for insurance and private pension and Liabilities for capitalization plans	66,237	5,239	7.9%	54,426	4,038	7.4%
Non-interest bearing liabilities	142,740			120,440
Non-interest bearing deposits	26,072			25,817
Other non-interest-bearing liabilities	116,668			95,116
Stockholders’ equity	67,385			57,736
Total liabilities and stockholders’ equity	790,820			650,169

The following tables present, calculated in accordance with U.S. GAAP, the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using daily book balances for the years ended December 31, 2010 and 2009. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below. We have included 2010 average balances for comparative purposes.

	(in millions of R$, except percentages)
	U.S. GAAP
	2010			2009
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets	544,252	78,369	14.4%	453,883	72,567	16.0%
Interest-bearing deposits in other banks	61,827	3,165	5.1%	54,046	3,533	6.5%
Securities purchased under resale agreements	59,843	7,572	12.7%	59,916	8,673	14.5%
Central Bank compulsory deposits	39,313	4,036	10.3%	7,816	519	6.6%
Trading assets and securities:	139,173	11,561	8.3%	121,215	11,260	9.3%
Trading assets, at fair value	97,175	7,767	8.0%	78,933	7,087	9.0%
Available for sale securities, at fair value	40,229	3,315	8.2%	40,605	3,996	9.8%
Held-to-maturity securities, at amortized cost	1,769	479	27.1%	1,677	177	10.5%
Loans and leases	244,095	52,035	21.3%	210,890	48,582	23.0%
Non-interest-earning assets	68,024			60,812
Cash and due from banks	5,947			6,235
Central Bank compulsory deposits	5,159			5,087
Non-accrual loans	14,995			10,919
Allowance for loan and lease losses	(23,149)			(21,186)
Premises and equipments, net	4,822			3,393
Investments in unconsolidated companies	3,555			3,890
Goodwill and intangible assets, net	21,958			21,583
Other assets	34,737			30,891
Total assets	612,276			514,695

	(in millions of R$, except percentages)
	U.S. GAAP
	2010			2009
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	458,755	34,824	7.6%	382,880	31,876	8.3%
Interest-bearing deposits:	166,549	11,776	7.1%	159,296	11,773	7.4%
Savings deposits	52,882	3,130	5.9%	40,998	2,429	5.9%
Deposits from banks	2,030	147	7.2%	2,605	336	12.9%
Time deposits	111,637	8,499	7.6%	115,693	9,008	7.8%
Securities sold under repurchase agreements	80,167	7,291	9.1%	65,939	7,177	10.9%
Borrowings:	167,526	13,000	7.8%	124,953	9,901	7.9%
Short-term borrowings	99,041	8,198	8.3%	70,861	5,314	7.5%
Long-term debt	68,485	4,802	7.0%	54,093	4,586	8.5%
Investment contracts	44,513	2,757	6.2%	32,691	3,025	9.3%
Non-interest-bearing liabilities	80,202			70,272
Non-interest-bearing deposits	26,928			23,799
Other non-interest-bearing liabilities	53,273			46,474
Shareholders’ equity	73,320			61,544
Total liabilities and shareholders’ equity	612,276			514,695

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense in terms of average volume and changes in the average yields/rates for the year ended December 31, 2011 compared to 2010. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

(in millions of R$)
	Increase/(decrease) due to changes in:
	2011/2010
	Volume	Yield/rate	Net change
Interest-earning assets:	19,706	1,426	21,133
Interbank deposits	96	(30)	66
Securities purchased under agreements to resell	(782)	4,060	3,278
Derivatives	1,082	(3,229)	(2,148)
Central Bank compulsory deposits	4,385	772	5,157
Financial assets held for trading	5,951	941	6,892
Available-for-sale financial assets	222	(38)	184
Held-to-maturity financial assets	47	(143)	(96)
Loan and lease operations (accrual)	9,604	(1,805)	7,799
Interest-bearing liabilities:	9,506	9,253	18,759
Interest-bearing deposits:	1,727	785	2,512
Saving deposits	549	315	865
Interbank deposits	41	(17)	24
Time deposits	1,089	534	1,623
Securities sold under repurchase agreements	4,119	2,240	6,359
Interbank market debt and Institutional market debt	2,468	6,218	8,686
Interbank market debt	1,425	2,011	3,435
Institutional market debt	789	4,462	5,251
Reserves for insurance and private pension and Liabilities for capitalization	921	281	1,202

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011	2010
Total average interest-earning assets	731,572	592,744
Total average interest-bearing liabilities	580,695	471,501
Net interest income (1)	48,364	45,990
Average yield on average interest-earning assets(2)	14.2%	14.0%
Average rate on average interest-bearing liabilities(3)	9.6%	7.8%
Net interest spread(4)	4.6%	6.2%
Net interest margin(5)	6.6%	7.8%

(1) Is the sum of total interest income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions less total interest expense.

(2) Total interest income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions divided by total average interest-earning assets.

(3) Total interest expense divided by total average interest-bearing liabilities.

(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(5) Net interest income divided by total average interest-earning assets.

The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread, calculated in accordance with U.S. GAAP, for the year ended December 31, 2009.

(in millions of R$, except percentages)
U.S. GAAP
2009
Total average interest-earning assets	453,883
Total average interest-bearing liabilities	382,880
Net interest income(1)	40,691
Average yield on average interest-earning assets(2)	16.0%
Average rate on average interest-bearing liabilities(3)	8.3%
Net interest spread(4)	7.7%
Net interest margin(5)	9.0%

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

Return on Equity and Assets

The following table sets forth certain data with respect to return on equity and assets for the years ended December 31, 2011 and 2010:

(in millions of R$, except percentages)
	2011	2010
Net income attributable to owners of the parent company	13,837	11,708
Average total assets	790,820	650,169
Average stockholders' equity	67,385	57,736
Net income as a percentage of average total assets (1)	1.7%	1.8%
Net income as a percentage of average stockholder's equity (1)	20.5%	20.3%
Average stockholder's equity as a percentage of average total assets	8.5%	8.9%
Dividend payout ratio per share (2)	31.9%	33.5%

(1) Attributable to owners of the parent company.

(2) Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – IFRS Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

The following table sets forth certain data with respect to return on equity and assets, calculated in accordance with U.S. GAAP, for the year ended December 31, 2009:

(in millions of R$, except percentages)
U.S. GAAP
2009
Net income attributable to Itaú Unibanco Holding	14,085
Average total assets	514,695
Average stockholders' equity	61,544
Net income attributable to Itaú Unibanco Holding as a percentage of average total assets	2.7%
Net income attributable to Itaú Unibanco Holding as a percentage of average stockholder's equity	22.9%
Average stockholder's equity as a percentage of average total assets	12.0%
Dividend payout ratio per share	28.4%

Securities Portfolio

General

The following table sets forth our portfolio of financial assets held for trading, derivatives, available-for-sale financial assets and held-to-maturity financial assets, as of December 31, 2011 and 2010. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 12 to our consolidated financial statements. Financial assets held for trading assets, financial assets designated at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost. See notes 6, 7, 9 and 10 to our consolidated financial statements for a description of the accounting policies applied to account for our securities portfolio and for additional information on the portfolio maintained as of such dates.

(in millions of R$, except percentages)
	2011	% of total	2010	% of total
Financial assets held for trading	121,889	100%	115,497	100%
Investment funds	1,339	1.1%	1,748	1.5%
Government securities - domestic	94,824	77.8%	87,365	75.6%
Brazilian government securities	93,914	77.0%	86,699	75.1%
Brazilian external debt bonds	910	0.7%	666	0.6%
Government securities - abroad	802	0.7%	9,353	8.1%
Argentina	225	0.2%	293	0.3%
United States	292	0.2%	8,714	7.5%
Mexico	205	0.2%	29	0.0%
Russia	-	0.0%	45	0.0%
Chile	50	0.0%	248	0.2%
Uruguay	27	0.0%	24	0.0%
Other	3	0.0%	-	0.0%
Corporate securities	24,924	20.4%	17,031	14.7%
Shares	2,297	1.9%	3,248	2.8%
Securitized real estate loans	24	0.0%	596	0.5%
Bank deposit certificates	7,820	6.4%	8,932	7.7%
Debentures	3,526	2.9%	2,800	2.4%
Eurobonds and other	1,431	1.2%	1,452	1.3%
Financial credit bills	8,973	7.4%	-	0.0%
Other	853	0.7%	3	0.0%
Financial assets held for trading as a percentage of total assets	14.90%		15.89%
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	186	100%	306	100%
Financial assets designated at fair value as a percentage of total assets	0.02%		0.04%
Derivatives	8,754	100%	7,777	100%
Derivatives as a percentage of total assets	1.07%		1.07%
Available-for-sale financial assets	47,510	100%	44,539	100%
Investment funds	806	1.7%	770	1.7%
Government securities - domestic	18,330	38.6%	14,799	33.2%
Brazilian government securities	12,424	26.2%	10,079	22.6%
Brazilian external debt bonds	5,906	12.4%	4,720	10.6%
Government securities - abroad	4,317	9.1%	4,559	10.2%
United States	-	0.0%	679	1.5%
Mexico	11	0.0%	-	0.0%
Denmark	1,949	4.1%	2,016	4.5%
Spain	418	0.9%	734	1.6%
Korea	295	0.6%	236	0.5%
Chile	995	2.1%	453	1.0%
Paraguay	344	0.7%	256	0.6%
Uruguay	268	0.6%	185	0.4%
Other	37	0.1%	-	0.0%
Corporate securities	24,057	50.6%	24,411	54.8%
Shares	3,978	8.4%	5,124	11.5%
Securitized real estate loans	8,014	16.9%	6,975	15.7%
Bank deposit certificates	274	0.6%	559	1.3%
Debentures	7,236	15.2%	6,634	14.9%
Eurobonds and others	3,638	7.7%	3,843	8.6%
Promissory notes	646	1.4%	1,265	2.8%
Other	271	0.6%	11	0.0%
Available-for-sale financial assets as a percentage of total assets	5.81%		6.13%
Held-to-maturity financial assets	3,105	100%	3,170	100%
Government securities - domestic	3,008	96.9%	2,990	94.3%
Brazilian government securities	2,812	90.6%	2,764	87.2%
Brazilian external debt bonds	196	6.3%	226	7.1%
Government securities – abroad	-	0.0%	16	0.5%
Corporate securities	97	3.1%	164	5.2%
Debentures	30	1.0%	30	0.9%
Eurobonds and others	65	2.1%	130	4.1%
Securitized real estate loans	2	0.1%	4	0.1%
Held-to-maturity financial assets, as a percentage of total assets	0.38%		0.44%

As of December 31, 2011, we held securities issued by the Brazilian federal government classified above as “Government securities - domestic” with an aggregate book value and an aggregate market value of R$116,348 million, which amount represented 154.4%, of our consolidated stockholders’ equity as of that date. As of December 31, 2011, we did not hold securities of any other issuer which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity.

The following table sets forth our portfolio of trading assets, securities available for sale and held-to-maturity securities, calculated in accordance with U.S. GAAP, as of December 31, 2009. The amounts exclude our investments in securities of unconsolidated companies. Trading assets and securities available for sale are stated at fair value and held-to-maturity securities are stated at amortized cost.

(in millions of R$, except percentages)
	U.S. GAAP
	2009	% of total
Trading assets, at fair value	73,529	100.0%
Investment funds	39,347	53.5%
Government securities - domestic	24,207	32.9%
Brazilian federal government securities	23,985	32.6%
Brazilian external debt bonds	222	0.3%
Government securities - abroad	1,058	1.3%
Argentina	179	0.2%
United States	748	1.2%
Mexico	10	0.0%
Russia	-	0.0%
Spain	-	0.0%
Korea	-	0.0%
Chile	77	0.1%
Uruguay	30	0.0%
Others	14	0.0%
Corporate debt securities	2,226	3.0%
Marketable equity securities	1,142	1.6%
Derivative financial instruments	5,549	7.5%
Trading assets as a percentage of total assets	18.21%
Securities available for sale, at fair value	41,263	100.0%
Investment funds	1,259	2.9%
Government securities - domestic	16,423	39.8%
Brazilian federal government securities	14,443	35.0%
Brazilian external debt bonds	1,980	4.8%
Government securities - abroad	7,243	17.7%
Portugal	26	0.1%
Argentina	-	0.0%
United States	17	0.1%
Norway	-	0.0%
Austria	213	0.5%
Denmark	1,971	4.8%
Spain	1,093	2.6%
Korea	1,757	4.3%
Chile	1,274	3.1%
Paraguay	417	1.0%
Uruguay	475	1.2%
Corporate debt securities	14,966	36.3%
Marketable equity securities	1,372	3.3%
Securities available for sale as a percentage of total assets	10.22%
Held-to-maturity securities, at amortized cost	1,762	100.0%
Government securities - domestic	1,511	85.7%
Brazilian federal government securities	1,273	72.2%
Brazilian external debt bonds	238	13.5%
Government securities - abroad	17	1.0%
Corporate debt securities	234	13.3%
Held-to-maturity securities, as a percentage of total assets	0.44%

The following table sets forth our portfolio of financial assets held for trading, financial assets designated at fair value through profit or loss, derivatives, available-for-sale financial assets and held-to-maturity financial assets at its amortized cost and its fair value as of December 31, 2011.

(in millions of R$)
	Amortized Cost	Fair Value
Financial assets held for trading	121,860	121,889
Investment funds	1,326	1,339
Government securities - domestic	94,782	94,824
Brazilian government securities	93,914	93,914
Brazilian external debt bonds	868	910
Government securities - abroad	787	802
Argentina	226	225
United States	280	292
Mexico	201	205
Chile	50	50
Uruguay	27	27
Other	3	3
Corporate securities	24,965	24,924
Shares	2,325	2,297
Securitized real estate loans	23	24
Bank deposit certificates	7,820	7,820
Debentures	3,525	3,526
Eurobonds and other	1,446	1,431
Financial credit bills	8,973	8,973
Other	853	853
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	182	186
Derivatives	8,175	8,754
Available-for-sale financial assets	46,266	47,510
Investment funds	802	806
Government securities - domestic	17,963	18,330
Brazilian government securities	12,296	12,424
Brazilian external debt bonds	5,667	5,906
Government securities - abroad	4,327	4,317
Mexico	10	11
Denmark	1,949	1,949
Spain	418	418
Korea	295	295
Chile	992	995
Paraguay	358	344
Uruguay	268	268
Other	37	37
Corporate securities	23,174	24,057
Shares	3,458	3,978
Securitized real estate loans	7,806	8,014
Bank deposit certificates	274	274
Debentures	7,165	7,236
Eurobonds and others	3,554	3,638
Promissory notes	646	646
Other	271	271
Held-to-maturity financial assets	3,105	3,713
Government securities - domestic	3,008	3,611
Brazilian government securities	2,812	3,416
Brazilian external debt bonds	196	195
Corporate securities	97	102
Debentures	30	30
Eurobonds and others	65	69
Securitized real estate loans	2	2

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2011 for our financial assets held for trading, financial assets designated at fair value through profit or loss, derivatives, available-for-sale financial assets and held-to-maturity financial assets.

(in millions of R$, except percentages)
	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Financial assets held for trading, at fair value	3,636		34,070		72,087		8,550		3,546		121,889
Investment funds (1)	1,339	0.1%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,339	0.1%
Government securities - domestic	-		25,922		59,244		6,322		3,336		94,824
Brazilian government securities	-	0.0%	25,900	6.9%	59,028	6.8%	6,140	8.5%	2,846	8.4%	93,914	7.0%
Brazilian external debt bonds	-	0.0%	22	11.0%	216	7.9%	182	8.9%	490	10.3%	910	9.4%
Government securities - abroad	-		272		303		206		21		802
Argentina	-	0.0%	203	15.8%	1	4.3%	-	0.0%	21	6.0%	225	14.8%
United States	-	0.0%	4	2.4%	288	2.4%	-	0.0%	-	0.0%	292	2.4%
Mexico	-	0.0%	-	0.0%	-	0.0%	205	5.6%	-	0.0%	205	5.6%
Chile	-	0.0%	50	3.4%	-	0.0%	-	0.0%	-	0.0%	50	3.4%
Uruguay	-	0.0%	15	3.7%	12	8.1%	-	0.0%	-	0.0%	27	5.7%
Other	-	0.0%	-	0.0%	2	10.8%	1	7.4%	-	0.0%	3	9.6%
Corporate securities	2,297		7,876		12,540		2,022		189		24,924
Shares	2,297	7.4%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,297	7.4%
Securitized real estate loans	-	0.0%	-	0.0%	24	13.8%	-	0.0%	-	0.0%	24	13.8%
Bank deposit certificates	-	0.0%	5,405	0.0%	2,415	0.0%	-	0.0%	-	0.0%	7,820	0.0%
Debentures	-	0.0%	1,427	0.9%	1,541	2.7%	391	2.8%	167	0.0%	3,526	1.8%
Eurobonds and other	-	0.0%	43	8.4%	822	7.0%	544	7.1%	22	7.8%	1,431	7.1%
Financial credit bills	-	0.0%	148	0.0%	7,738	0.0%	1,087	0.0%	-	0.0%	8,973	0.0%
Other	-	0.0%	853	0.0%	-	0.0%	-	0.0%	-	0.0%	853	0.0%
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	-	0.00%	186	0.00%	-	0.00%	-	0.00%	-	0.00%	186	0.0%
Derivatives	-	0.00%	5,948	0.00%	2,315	0.00%	452	0.00%	39	0.00%	8,754	0.0%
Available-for-sale financial assets, at fair value	4,780		9,124		17,041		9,656		6,909		47,510
Investment funds (1)	802	0.0%	-	0.0%	4	0.0%	-	0.0%	-	0.0%	806	0.0%
Government securities - domestic	-		1,818		9,075		4,155		3,282		18,330
Brazilian government securities	-	0.0%	1,817	10.9%	8,965	10.8%	569	9.2%	1,073	4.9%	12,424	10.2%
Brazilian external debt bonds	-	0.0%	1	8.4%	110	8.4%	3,586	7.7%	2,209	9.3%	5,906	8.3%
Government securities - abroad	-		4,140		155		22		-		4,317
Mexico	-	0.0%	-	0.0%	-	0.0%	11	5.1%	-	0.0%	11	5.1%
Denmark	-	0.0%	1,949	9.0%	-	0.0%	-	0.0%	-	0.0%	1,949	9.0%
Spain	-	0.0%	418	10.2%	-	0.0%	-	0.0%	-	0.0%	418	10.2%
Korea	-	0.0%	295	10.5%	-	0.0%	-	0.0%	-	0.0%	295	10.5%
Chile	-	0.0%	939	3.7%	46	3.0%	10	4.0%	-	0.0%	995	3.7%
Paraguay	-	0.0%	290	8.0%	54	8.1%	-	0.0%	-	0.0%	344	8.0%
Uruguay	-	0.0%	212	0.1%	55	0.0%	1	0.1%	-	0.0%	268	0.1%
Other	-	0.0%	37	0.0%	-	0.0%	-	0.0%	-	0.0%	37	0.0%
Corporate securities	3,978		3,166		7,807		5,479		3,627		24,057
Shares	3,978	2.2%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	3,978	2.2%
Securitized real estate loans	-	0.0%	513	0.1%	2,371	0.2%	1,918	0.6%	3,212	0.7%	8,014	0.5%
Bank deposit certificates	-	0.0%	274	1.4%	-	0.0%	-	0.0%	-	0.0%	274	1.4%
Debentures	-	0.0%	466	3.3%	3,945	2.8%	2,482	3.9%	343	6.8%	7,236	3.4%
Eurobonds and others	-	0.0%	1,149	3.4%	1,358	5.7%	1,059	6.9%	72	5.9%	3,638	5.3%
Promissory notes	-	0.0%	646	2.4%	-	0.0%	-	0.0%	-	0.0%	646	2.4%
Other	-	0.0%	118	14.2%	133	9.7%	20	0.0%	-	0.0%	271	10.9%
Held-to-maturity financial assets, at amortized cost	-		120		242		1,077		1,666		3,105
Government securities - domestic	-		87		185		1,077		1,659		3,008
Brazilian government securities	-	0.0%	-	0.0%	76	6.0%	1,077	0.0%	1,659	0.0%	2,812	0.2%
Brazilian external debt bonds	-	0.0%	87	11.0%	109	8.6%	-	0.0%	-	0.0%	196	9.6%
Corporate securities	-		33		57		-		7		97
Debentures	-	0.0%	30	3.6%	-	0.0%	-	0.0%	-	0.0%	30	3.6%
Eurobonds and others	-	0.0%	1	7.7%	57	8.7%	-	0.0%	7	7.9%	65	8.6%
Securitized real estate loans	-	0.0%	2	0.0%	-	0.0%	-	0.0%	-	0.0%	2	0.0%

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities and derivative portfolio by currency as of December 31, 2011 and 2010.

(in millions of R$)
	Fair Value				Amortized cost
	Financial assets held for trading	Financial assets designated at fair value	Derivatives	Available-for-sale financial assets	Held-to-maturity financial assets	Total
As of December 31, 2011	121,889	186	8,754	47,510	3,105	181,444
Denominated in Brazilian currency	108,755	-	8,655	37,670	2,823	157,903
Denominated in Brazilian currency and indexed by foreign currency (1)	12,602	-	-	5,690	282	18,574
Denominated in foreign currency (1)	532	186	99	4,150	-	4,967

As of December 31, 2010	115,497	306	7,777	44,539	3,170	171,289
Denominated in Brazilian currency	95,805	-	7,777	33,428	2,834	139,844
Denominated in Brazilian currency and indexed by foreign currency (1)	8,879	-	-	5,073	313	14,265
Denominated in foreign currency (1)	10,813	306	-	6,038	23	17,180

(1) Predominantly U.S. dollar.

The following table sets forth our securities portfolio by currency, calculated in accordance with U.S. GAAP, as of December 31, 2009.

(in millions of R$)
	U.S. GAAP
	Fair value		Amortized cost
	Trading assets (1)	Securities available for sale	Held-to-maturity securities	Total
As of December 31, 2009
Denominated in Brazilian currency	67,748	33,073	1,264	102,085
Denominated in Brazilian currency and indexed by foreign currency (2)	474	1,685	60	2,219
Denominated in foreign currency (2)	5,307	6,505	438	12,250

(1) Includes derivative financial instruments.

(2) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011		2010
	R$	% of total Compulsory deposits	R$	% of total Compulsory deposits
Non-interest bearing deposits (1)	5,730	5.8%	4,742	5.5%
Interest-bearing deposits (2)	92,323	94.2%	81,034	94.5%
Total	98,053	100.0%	85,776	100.0%

(1) Mainly related to demand deposits.

(2) Mainly related to time and savings deposits.

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits, calculated in accordance with U.S. GAAP, as of December 31, 2009.

(in millions of R$, except percentages)
	U.S. GAAP
	2009
	R$	% of total compulsory deposits
Non-interest earning (1)	4,042	29.1%
Interest-earning (2)	9,827	70.9%
Total	13,869	100.0%

(1) Mainly related to demand deposits.

(2) Mainly related to time and savings deposits.

Loan and Lease Operations

The following table presents our loan and lease portfolio by category of transaction. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

(in millions of R$)
	2011		2010
Loan and Lease Operations, by type (1)	Loan	Allowance	Loan	Allowance
Individuals	148,127	13,629	124,787	10,619
Credit card	38,961	3,825	33,041	3,306
Personal loans	35,253	5,343	23,528	3,492
Vehicles	60,463	4,415	60,151	3,709
Mortgage loans	13,450	46	8,067	112

Corporate	93,229	758	76,583	1,071

Small and Medium Businesses	85,649	9,197	79,950	8,041

Foreign Loans Latin America	19,259	289	13,517	263

Total loans and advances to clients	346,264	23,873	294,837	19,994

(1)We consider all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans was R$20,439 million and R$14,736 million as of December 31, 2011 and 2010, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease. The interest income foregone on our non-accrual loans for 2011 and 2010 was R$2,865 million and R$2,393 million respectively.

- The Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans.

- The Corporate portfolio consists primarily of loans made to large corporate clients.

- The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies.

- The Foreign Loans Latin America portfolio consists primarily of loans granted by our operations in Argentina, Chile, Paraguay and Uruguay, primarily to individuals.

With respect to loans which are not considered either impaired or non-accural and that have not been renegotiated, as of December 31, 2011, we are not aware of any information about borrowers’ credit problems that could cause us to have serious doubts as to the ability of such borrowers to pay us.

The following table presents our loan and lease portfolio by category of transaction, calculated in accordance with U.S. GAAP. The vast majority of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

(in millions of R$)
	U.S. GAAP
	2009	2008	2007
Type of loans and leases (1)
Commercial:
Industrial and others	104,505	64,952	40,991
Import financing	1,895	3,643	1,287
Export financing	6,823	9,746	3,257
Real estate loans (primarily residential housing loans)	10,939	6,469	4,732
Lease financing (primarily vehicle financing)	47,230	41,663	29,531
Public sector (domestic)	1,611	759	827
Individuals:
Overdraft	4,119	3,544	2,768
Consumer finance operations	32,701	20,272	18,023
Credit card	30,781	14,288	11,391
Agricultural	5,132	4,364	3,652
Allowance for loan and lease losses	(19,968)	(12,202)	(7,473)
Loans, net of allowance for loan and lease losses	225,768	157,498	108,986

(1) The contractual amount of non-accrual loans was R$15,499 million, R$7,579 million and R$4,777 million as of December 31, 2009, 2008 and 2007, respectively. The interest income foregone on our non-accrual loans for 2009, 2008 and 2007 was R$1,564 million, R$1,265 million and R$939 million respectively.

- The Commercial portfolio consists primarily of short-term loans as well as medium-term loans and financing for large, medium, and small companies. We also act as a financial agent for the Brazilian government through BNDES and its affiliates for the onlending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.

- The Real estate portfolio consists primarily of loans for the construction, refurbishment, extension and acquisition of homes. We fund real estate loans primarily from Central Bank mandated portions of our savings account deposits. We extended real estate loans principally to retail bank customers to finance home acquisitions. Maturity is generally limited to 15 years.

- The Lease financing portfolio consists primarily of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers. We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing.

- The Public sector portfolio consists primarily of loans to federal government, state and municipal entities.

- The Individuals portfolio consists primarily of providing individual customers with three main credit products: overdraft accounts, consumer finance operations and credit card. In addition, we are one of the largest issuers of credit cards in Brazil under the Itaucard brand.

- The Agricultural portfolio consists primarily of obtaning funding for our Agricultural loans from Central Bank mandated portions of our deposit base. We extend agricultural loans principally to agro-industrial borrowers.

Loan Approval Process

Our management seeks to optimize the relationship between risk and return of assets, maintaining the quality of credit financial instruments at an acceptable level in the market segments in which we operate. Both our accepted risk levels and return objectives are set for each of our credit areas, and interest rates applicable to each transaction are defined through models of risk-adjusted pricing.

Our credit policies are defined and reviewed considering internal and external factors. Internal factors include the criteria for classification of customers; analysis of portfolio evolution, observed delinquency levels, observed rates of return, portfolio quality and allocation of economic capital. External factors are related to the economic environment in Brazil and abroad, and factors such as market share, interest rates, and indicators of market default, inflation and increase (or decrease) in consumer spending.

Our decision-making process and our process for setting credit policy is structured to ensure alignment of credit approvals with the optimization of business opportunities, and this process is managed by our credit committees. For retail credit transactions, decisions regarding granting and management of credit portfolio are made based on credit score models that are continuously monitored by us. For Corporate credit transactions, our various committees are subordinated to the Superior Credit Committee responsible for managing credit risk and the various authority levels within our risk management structure ensure detailed monitoring of the risk of credit transactions as well as the necessary timing and flexibility in our approval processes. For a discussion of our credit committee structure, see “Item 4B. Business Overview — Credit Risk Management”.

I.	Individuals

Credit Cards

Granting of credit cards is based mainly on each customer’s level of income and score models. Through these models, we define which customers will receive credit offers and the conditions under which they receive offers. We also look to each customer’s monthly income to establish monthly credit limits.

Personal Loans

Granting of credit to our account holder customers is based mainly on their level of income (whether self-reported or estimated according to internal methodologies) and our customer internal credit score determined based on statistical models of behavior and credit score. Through these models and the observation of several financial indicators, we define which customers will receive credit offers and in what amount. According to their credit score, we define the maximum number of installments, interest rates (which are fixed) and the maximum percentage of the monthly installment with respect to monthly income. Based on these limits, customers choose the amount and terms that best meet their needs. We do not require collateral from the majority of our customers. We require the following documents during the credit granting process: personal identification, tax identification number, proof of income and proof of residential address.

Vehicles

Our vehicle financing applications are originated in multi-brand car dealers or official brand car dealers and subject to “filters” to reject those from customers with serious indications of credit default or indications of fraud. Subsequently, a score is calculated internally for the loan requested, which takes into consideration the internal credit score of the customer and the terms of the proposed transaction. Applications with scores below an established cutoff level are automatically rejected. Applications with high credit scores and for which personal information is validated by our credit bureaus are automatically approved. The process of consulting with credit bureau is similar to the process described under “Real Estate” above. Applications that are not automatically approved also go through individual reviews by our credit approval desk. The maximum maturity is determined based on the age of the vehicle. Our credit policy also defines maximum ratio of lease payments to income and maximum LTV ratio, which may not exceed 100% at the date credit is granted.

Interest rates are generally fixed. Interest rates vary from customer to customer depending on factors such as the department through which the loan is made, maturity and the age of the vehicle acquired and a spread which is defined for each individual contract based on our RAROC (Risk Adjusted Return on Capital) analysis.

Mortgage loans

The mortgage application is originated by Internet, telephone, real estate brokers or by our branch network. A client score is calculated internally based on credit score models. Applications with score below an established cutoff level are automatically rejected (such as applications rejected due to serious indications of credit default and/or score may be exceptionally approved by the appropriate credit committee). Applications with high credit scores and for which no significant negative information is provided by credit bureaus are automatically approved. A request of information made to credit bureaus has the purpose of verifying whether the applicant’s history shows anything that we would consider an impediment to grant loans (applicants with assets blocked in court, applicants who provided invalid tax identification number), or that would effectively restrict the granting of a loan (e.g., customers who have entered into debt restructuring or renegotiation or have issued checks with insufficient funds) or other information (e.g., customers under other types of judicial debt restructuring). In Brazil, credit bureaus do not provide score information or general credit history but rather only information with respect to default and other negative events. If, as result of information provided by a credit bureau, we identify an impediment or suspect fraud exists (e.g., cases where the telephone number provided by the applicant matches the number of another existing client in our files or if last name provided by the applicant does not match the last name provided by the credit bureau), the proposals are individually reviewed by one of our credit approval desks. If there is additional relevant positive information (such as acceptable evidence of current funds or income or there is evidence that any negative information obtained results from isolated events), the application may be approved by the one of our credit desks or by our Real Estate Credit Committee, even if the credit score is below the cutoff threshold we have established. The volume and the observed levels of default associated with credit approved in this manner are monitored so we can control the quality of our lending practices. Our credit policy also defines maximum maturity, maximum ratio of mortgage installment to income and maximum loan-to-value (“LTV”) ratio, which may not exceed 85% at the date the loan is granted. Interest rates are established based on the “TR” rate (a Brazilian interest rate that represents the interest rate of saving deposits) plus a fixed spread defined for each individual contract based on our RAROC (Risk Adjusted Return on Capital) analysis.

II.	Corporate

In the corporate segment, credit committees periodically evaluate customer data, analyzing several material aspects for determining credit ratings and credit limits to be applied to each customer. In addition, all corporate customers shall be subject to KYC (know-your-customer) procedures.

Our various credit committees are subordinated to the Superior Credit Committee responsible for managing credit risk and the various authority levels within our risk management structure ensure detailed monitoring of the risk of credit transactions as well as the necessary timing and flexibility in our approval processes.

Much of the credit for companies requires guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Financing for working capital might be guaranteed by trade receivables, check receivables or credit card receivables or is guaranteed by the company's partners or shareholders and/or by third parties. Investment transactions, on the other hand, typically require insurance or mortgage liens but may also include liens on acceptable investments, fund shares, debt securities and other instruments.

III.	Small and medium businesses

We grant credit to companies on the condition that they open a current account with us, a process which includes review of company documents and implementation of KYC procedures. For each client, we determine a maximum credit amount to be granted. This limit is determined based on our internal customer classification (based on credit score and history) and the level of average monthly earnings of the company. Billing information may be provided by the company or estimated by us based on internal methods. Our internal customer classification determines a maximum level of indebtedness, maximum credit to be granted, interest rates (substantially fixed rates), maximum ratio of the monthly installment to the company’s profits and the amount and type of guarantees required. Similar to the corporate segment, the majority of the portfolio is guaranteed by receivables within the retail sector and by goods in the case of financing.

IV.	Foreign Loans Latin America

Granting of credit in our subsidiaries in Latin America follows the same corporate governance and the policies established by Itaú Unibanco Holding. All subsidiaries are subject to a centralized management that monitors the performance of our portfolio, establishes the rules for granting of credit and is responsible for the corporate governance related to granting of credit within Itaú Unibanco Holding.

The Individuals and Corporate units within our Foreign Loans Latin America segment follow similar procedures as the Individuals and Corporate segments discussed above. For the Individuals unit, granting of credit is based on mainly on each customer’s level of income and score models. For the Corporate unit, granting of credit is based on an evaluation of customer data and KYC procedures. Credit analysis is made after analysis of such information and credit limits are approved according to the guidelines established by the risk management structure. Such guidelines depend upon the size and the needs of each of the subsidiaries, but are subordinate to the guidelines established by the credit committees within Itaú Unibanco Holding.

Indexing

Most of our portfolio is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 22.1% and 19.7% of our loan portfolio as of December 31, 2011 and 2010, respectively.

Our loans indexed to foreign currencies or denominated in U.S. dollars represented 13.7% of our loan portfolio as of December 31, 2009, calculated in accordance with U.S. GAAP.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of our loan and lease portfolio as of December 31, 2011 by maturity according to the type of loan and lease, as well as the classification of the portfolio between variable and fixed rates for each range of maturity. The values are secreted by overdue and non-overdue loans and are considered contractual values.

Non-Overdue

						(in millions of R$)
					Due in one		Total Non-
	Due in 30	Due in 31-	Due in 91-	Due in 181-	year to five	Due after	Overdue
Type of loan and lease	days or less	90 days	180 days	360 days	years	five years	Loans
Individuals
Credit card	15,187	11,112	5,740	2,650	81	-	34,770
Personal loan	5,325	2,629	3,340	5,469	15,642	440	32,845
Vehicles	2,071	3,781	5,385	10,515	37,050	23	58,825
Mortgage loans	139	186	233	501	3,388	8,961	13,408

Corporate	7,384	11,539	11,016	13,965	40,792	7,867	92,563

Small and Medium Businesses	16,829	12,532	9,592	14,289	27,303	309	80,854

Foreign Loans Latin America	2,502	4,233	1,559	1,184	3,572	5,070	18,120

Total (1)	49,437	46,012	36,865	48,573	127,828	22,670	331,385

(1) Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include in the case of loans payable in installments both current and past due installments.

Overdue (2)
(in millions of R$)
								Allowance
				91-180	181-360	One year	Total gross	for loan
Type of loan and lease	01-30 days	31-60 days	61-90 days	days	days	or more	loans	losses	Total net
Individuals
Credit card	608	256	370	1,062	1,780	115	38,961	(3,825)	35,136
Personal loan	518	327	348	630	583	2	35,253	(5,343)	29,910
Vehicles	587	255	150	292	287	67	60,463	(4,415)	56,048
Mortgage loans	17	7	3	5	6	4	13,450	(46)	13,404

Corporate	444	74	60	54	34	-	93,229	(758)	92,471

Small and Medium Businesses	950	524	454	1,182	1,668	17	85,649	(9,197)	76,452

Foreign Loans Latin America	1,065	27	16	15	15	1	19,259	(289)	18,970

Total (1)	4,189	1,470	1,401	3,240	4,373	206	346,264	(23,873)	322,391

(1) Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Non-Overdue
(in millions of R$)
					Due in one		Total Non-
	Due in 30	Due in 31-90	Due in 91-	Due in 181-	year to five	Due after	Overdue
	days or less	days	180 days	360 days	years	five years	Loans
Interest rate of loans to customers by maturity:
Variable rates	43,053	31,742	26,772	36,517	82,432	1,495	222,011
Fixed rates	6,384	14,270	10,093	12,056	45,396	21,175	109,374
Total (1)	49,437	46,012	36,865	48,573	127,828	22,670	331,385

(1) Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Overdue (2)
(in millions of R$)
						One year or	Total gross
	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	more	loans
Interest rate of loans to customers by maturity:
Variable rates	2,923	1,350	1,326	3,166	4,282	200	235,259
Fixed rates	1,266	120	75	74	91	6	111,005
Total (1)	4,189	1,470	1,401	3,240	4,373	206	346,264

(1) Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Cross-Border Outstandings

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of foreign borrowers from our subsidiaries and branches in Argentina, Chile, Paraguay, Uruguay and Europe. Total amount outstanding to such borrowers consisting of loans and leases, deposits in banks and securities, as of December 31, 2011 was R$39,596 million. The amounts have been translated into reais from their original amounts in foreign currencies (Argentine pesos, Chilean pesos, Paraguayan guaranis, U.S. dollars, euros, Swiss francs and Uruguayan pesos, as appropriate) using the exchange rate at each date.

Total cross-border outstanding amounts to countries listed above, as of December 31, 2011 and 2010 consisted of:

(in millions of R$, except percentages)
	2011	%	2010	%
Cash and deposits on demand	2,753	7.0	2,097	6.9
Interbank deposits	3,719	9.4	4,112	13.6
Securities purchased under agreements to resell	127	0.3	109	0.4
Central Bank compulsory deposits	2,111	5.3	906	3.0
Financial assets held for trading	1,127	2.8	1,536	5.1
Derivatives	1,067	2.7	377	1.2
Available-for-sale financial assets	2,309	5.8	2,615	8.6
Loan and lease operations	26,383	66.6	18,552	61.2
Total outstandings	39,596	100.0	30,304	100.0

Total cross-border outstanding amounts to countries listed above, calculated in accordance with U.S. GAAP, as of December 31, 2009, consisted of:

(in millions of R$)
U.S.GAAP
2009
Due from banks	345
Interest-bearing deposits in other banks	5,722
Securities purchased under resale agreements	137
Central Bank compulsory deposits	1,308
Trading assets	1,782
Available-for-sale securities	2,782
Loans and leases	15,813
Total outstanding	27,889

Loans and Leases by Economic Activity

The following table presents the composition of our loan portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

(in millions of R$, except percentages)
	2011		2010
	Loan	% of Loan	Loan	% of Loan
Economic Activities	portfolio	portfolio	portfolio	portfolio
Public sector	1,990	0.6%	1,138	0.4%
Industry and commerce	99,859	28.8%	84,997	28.8%
Services	70,642	20.4%	60,295	20.5%
Primary sector	16,109	4.7%	13,933	4.7%
Individuals	156,167	45.1%	132,289	44.9%
Other sectors	1,497	0.4%	2,185	0.7%

TOTAL	346,264	100.0%	294,837	100.0%

As of December 31, 2011, there was no concentration of loans and leases exceeding 10% of total loans and leases not otherwise disclosed on a category of loans and losses.

The following table presents the composition of our credit portfolio, including non-accrual loans, by economic activity of the borrower at each as of December 31, 2009, calculated in accordance with U.S. GAAP.

(in millions of R$, except percentages)
	U.S. GAAP
	2009
	Loan	% of Loan
Economic Activities	portfolio	portfolio
Public sector	1,611	0.7%
Industry and commerce	67,530	27.4%
Services	48,389	19.8%
Primary sector	13,276	5.4%
Other companies	1,260	0.5%
Individuals	113,670	46.3%

TOTAL	245,736	100.0%

Rating of the Loan and Lease Portfolio

We present below the classification of our loan and lease portfolio based on probability of default. For corporate clients, the classification is based on information such as the economic and financial condition of the client, its ability to generate cash, the economic group to which it belongs, current economic and financial conditions and prospects for the market in which it operates, the collateral offered and the ultimate purpose of the loans granted. For the remaining clients, the classification is based on statistical models of credit and behavior scoring, as required by Basel II. In certain exceptional circumstances, classification may be based on individualized analyses which are submitted to the appropriate credit committees. The ratings are grouped in four categories: strong, satisfactory, higher risk and impairment.

(in millions of R$, except percentages)
	12/31/2011				12/31/2010
	Loans neither	Loans			Loans neither	Loans
Internal	overdue nor	overdue not	Loans		overdue nor	overdue not	Loans	Total
Rating	impaired	impaired	impaired	Total loans	impaired	impaired	impaired	loans

Strong	221,315	5,800	-	227,115	195,988	4,346	-	200,334
Satisfactory	63,763	10,921	-	74,684	52,561	8,053	-	60,614
Higher Risk	16,910	8,703	-	25,613	13,663	6,348	-	20,011
Impairment	-	-	18,852	18,852	-	-	13,878	13,878
Total	301,988	25,424	18,852	346,264	262,212	18,747	13,878	294,837
%	87.3%	7.3%	5.4%	100.0%	88.9%	6.4%	4.7%	100%

Non-Accrual Loans and Leases

We consider all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them the contractual amount of such loans and leases. In 2011, we did not have any individually material non-accrual loans or leases.

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

Loans and Leases Quality Information

The table below presents our non-accrual loans together with certain asset quality ratios for the years ended December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011	2010
Non-accrual loans	20,439	14,736
Allowance for loan losses	23,873	19,994
Total loans and leases	346,264	294,837
Non-accrual loans as a percentage of total loans	5.9%	5.0%
Allowance for loan losses as a percentage of total loans	6.9%	6.8%
Allowance for loan losses as a percentage of non-accrual loans	116.8%	135.7%

The table below presents, calculated in accordance with U.S. GAAP, our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	U.S. GAAP
	2009	2008	2007
Non-accrual loans and foreclosed assets	15,717	7,760	5,012
Non-accrual loans	15,499	7,579	4,777
Foreclosed assets, net of reserves	218	181	235
Allowance for loan losses	19,968	12,202	7,473
Total loans and leases	245,736	169,700	116,459
Non-accrual loans as a percentage of total loans	6.3%	4.5%	4.1%
Non-accrual loans and foreclosed assets as a percentage of total loans	6.4%	4.6%	4.3%
Allowance for loan losses as a percentage of total loans	8.1%	7.2%	6.4%
Allowance for loan losses as a percentage of non-accrual loans	128.8%	161.0%	156.4%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	127.0%	157.2%	149.1%

Loan Loss Experience

The table below sets forth the allowance for loan and lease losses for the years ended December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011	2010
Balance at the beginning of period	19,994	20,245
Charge-offs	(16,159)	(15,798)
Individuals
Credit card	(3,558)	(2,731)
Personal loans	(2,959)	(3,908)
Vehicles	(2,041)	(2,377)
Mortgage loans	(73)	(75)
Corporate	(294)	(466)
Small and Medium Businesses	(7,001)	(5,793)
Foreign Loans Latin America	(233)	(448)
Increase Provision for loan losses	20,038	15,547
Balance at the end of period	23,873	19,994
Recoveries from Loans Writen Off	5,477	4,195
Individuals
Credit card	616	470
Personal loans	586	275
Vehicles	956	856
Mortgage loans	184	174
Corporate	1,475	1,090
Small and Medium Businesses	1,355	1,138
Foreign Loans Latin America	305	192
Net charge-offs	(10,682)	(11,603)
Ratio of charge-offs during the period to average loans outstanding during the period	5.1%	5.9%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.3%	4.3%
Ratio of allowance for loan losses to total loans and leases	6.9%	6.8%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011	2010	2011/2010
Provision for loan and lease losses	(20,038)	(15,547)	28.9%
Loan charge-offs	(16,159)	(15,798)	2.3%
Loan recoveries	5,477	4,195	30.6%
Net charge-offs	(10,682)	(11,603)	(7.9)%

Itaú Unibanco Holding periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan losses is recognized for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan losses includes management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by management.

Our criteria adopted for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;

•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);

•	breach of loan clauses or terms;

•	entering into bankruptcy; and

•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by management for each identified portfolio of similar receivables. The periods adopted by management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months. We have determined the period between the loss events and their identification for receivables individually tested for impairment is also twelve months.

Assessment

We first assess whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant. To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, we use methodologies that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and the historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, these loans are classified into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models may be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the probability of default (“PD”) and to estimate the loss given default (“LGD”).

To determine the amount of the allowance for individually non-significant items, loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

During the year ended December 31, 2011, we charged off loans and leases in the total amount of R$16,159 million and as of December 31, 2011 our ratio of allowances for loan and lease losses to total loans and leases was 6.9%. Our ratio of allowances for loan and lease losses to total loans and leases increased by 0.1 percentage points compared to the previous year, as we continue to provide for loans and leases in 2011 as a result of increased delinquency in 2009 and 2010, combined with the strong growth of our loan and lease portfolio in 2011.

During the year ended December 31, 2010, we charged off loans and leases in the total amount of R$15,798 million and as of December 31, 2010 our ratio of allowances for loan and lease losses to total loans and leases was 6.8%. The increase in the volume of loans and leases written off in 2010 was a result of increased delinquency in 2009 combined with the strong growth of our loan and lease portfolio.

The table below sets forth allowance for loan and lease losses, calculated in accordance with U.S. GAAP, for the years ended December 31, 2009, 2008 and 2007.

(in millions of R$, except percentages)
	U.S. GAAP
	2009	2008	2007
Balance at the beginning of period	12,202	7,473	6,426
Charge-offs	(9,490)	(5,904)	(5,566)
Commercial
Industrial and others	(3,883)	(2,069)	(1,921)
Import financing	(53)	(7)	(7)
Export financing	-	-	-
Real estate loans (primarily residential housing loans)	(72)	(78)	(170)
Lease financing (primarily vehicle financing)	(1,465)	(453)	(280)
Public sector (domestic)	-	-	-
Individuals
Overdraft	(903)	(587)	(679)
Consumer finance operations	(1,606)	(1,218)	(1,239)
Credit card	(1,508)	(1,482)	(1,263)
Agricultural	(1)	(10)	(7)
Recoveries	1,884	1,272	1,071
Commercial
Industrial and others	255	254	103
Import financing	-	-	-
Export financing	-	-	-
Real estate loans (primarily residential housing loans)	207	166	169
Lease financing (primarily vehicle financing)	119	174	78
Public sector (domestic)	-	-	-
Individuals
Overdraft	398	232	194
Consumer finance operations	769	401	468
Credit card	136	45	59
Agricultural	-	-	-
Net charge-offs	(7,606)	(4,632)	(4,495)
Provision for loan losses	15,372	9,361	5,542
Balance at the end of period	19,968	12,202	7,473
Ratio of charge-offs during the period to average loans outstanding during the period	4.3%	4.2%	6.1%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.4%	3.3%	4.9%
Ratio of allowance for loan losses to total loans and leases	8.1%	7.2%	6.4%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations, calculated in accordance with U.S. GAAP, for the years ended December 31, 2010, 2009 and 2008.

(in millions of R$, except percentages)
	U.S. GAAP
	2010	2009	2008	2010/2009	2009/2008
Provision for loan and lease losses	(11,871)	(15,372)	(9,361)	(22.8)%	64.2%
Loan charge-offs	(16,158)	(9,490)	(5,904)	70.3%	60.7%
Loan recoveries	4,457	1,884	1,272	136.6%	48.1%
Net charge-offs	(11,701)	(7,606)	(4,632)	53.8%	64.2%

During the year ended December 31, 2010, we charged off loans and leases in the total amount of R$16,158 million and as of December 31, 2010 our ratio of allowances for loan and lease losses to total loans and leases was 6.8%. The increase in the volume of loans and leases written off in 2010 was a result of increased delinquency in 2009 combined with the strong growth of our loan and lease portfolio. Despite this increase, our ratio of allowances for loan and lease losses to total loans and leases decreased by 1.3 percentage points compared to the previous year.

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

During the year ended December 31, 2008 we charged off loans and leases in the total amount of R$5,904 million and as of December 31, 2008 our ratio of allowance for loan and lease losses to total loans and leases was 7.2%. The relatively small increase in our charged-off loans and leases in 2008, in an environment where our portfolio has been growing significantly, was due to the improved performance of our portfolio and collection activities during that year, mainly in the first nine months of the year. During the fourth quarter, with the worsening of the global economic crisis, we increased the balance of allowance for loans and lease losses to adapt to the new economic scenario of increased credit risk in our loan and lease portfolio. As a consequence, our ratio of allowance for loan and lease losses to total loans and leases was 7.2% as of December 31, 2008, compared to 6.4% as of December 31, 2007.

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

Allocation of the Allowance for Loans and Lease Losses

The table below presents a breakdown, by each segment and class, as defined under our portfolio segmentation, of the allowance for loan and lease losses, the allowance as a percentage of total loan and lease losses for the relevant segment or class and the percentage of total loans and leases in each segment and class of total loans and leases as of December 31, 2011 and 2010.

(in millions of R$, except percentages)
	2011			2010
		Allocated			Allocated
		allowance as a %	Loans category		allowance as a %	Loans category
	Allocated	of total loans and	as a % of total	Allocated	of total loans and	as a % of total
	allowance	leases	loans(1)	allowance	leases	loans(1)
Individuals	13,629	9.2%	57.1%	10,619	8.5%	53.1%
Credit Card	3,825	9.8%	16.0%	3,306	10.0%	16.5%
Personal Loans	5,343	15.2%	22.4%	3,492	14.8%	17.5%
Vehicles	4,415	7.3%	18.5%	3,709	6.2%	18.6%
Mortgage Loans	46	0.3%	0.2%	112	1.4%	0.6%

Corporate	758	0.8%	3.2%	1,071	1.4%	5.4%

Small and Medium Businesses	9,197	10.7%	38.5%	8,041	10.1%	40.2%

Foreign Loans Latin America	289	1.5%	1.2%	263	1.9%	1.3%

Total	23,873	6.9%	100.0%	19,994	6.8%	100.0%
(1) Excludes non-accrual loans.

The following table sets forth, calculated in accordance with U.S. GAAP, our allocation of the allowance for loan and lease losses by type of loan as of December 31, 2009, 2008 and 2007. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

(in millions of R$, except percentages)
	U.S. GAAP
	2009			2008			2007
		Allocated			Allocated			Allocated
		allowance as a	Loans category		allowance as a	Loans category		allowance as a	Loans category
	Allocated	% of total loans	as a % of total	Allocated	% of total loans	as a % of total	Allocated	% of total loans	as a % of total
	allowance	and leases	loans (1)	allowance	and leases	loans (1)	allowance	and leases	loans (1)
Type of loan
Commercial
Industrial and other	3,334	1.4%	42.4%	2,399	1.4%	38.4%	1,250	1.1%	35.2%
Import financing	11	0.0%	0.8%	10	0.0%	2.1%	6	0.0%	1.1%
Export financing	127	0.1%	2.8%	135	0.1%	5.7%	75	0.1%	2.8%
Real estate loans (primarily residential housing loans)	209	0.1%	4.5%	171	0.1%	3.8%	199	0.2%	4.1%
Lease financing (primarily vehicle financing)	2,521	1.0%	19.2%	1,454	0.9%	24.6%	862	0.7%	25.4%
Public sector (domestic)	-	0.0%	0.7%	2	0.0%	0.4%	1	0.0%	0.7%
Individuals:
Overdraft	1,319	0.5%	1.7%	2,290	1.3%	2.1%	993	0.9%	2.4%
Consumer finance operations	6,382	2.6%	13.3%	4,042	2.4%	11.9%	2,975	2.6%	15.5%
Credit Card	5,309	2.2%	12.5%	1,564	0.9%	8.4%	1,045	0.9%	9.8%
Agricultural	756	0.3%	2.1%	135	0.1%	2.6%	67	0.1%	3.0%
Total	19,968	8.1%	100.0%	12,202	7.2%	100.0%	7,473	6.4%	100.0%

 (1) Excludes non-accrual loans.

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates paid for each period presented.

(in millions of R$, except percentages)
	2011		2010
	Average		Average
	balance	Average rate	balance	Average rate
Non-interest bearing deposits	26,072		25,817
Interbank deposits	25,752		24,719
Other deposits	321		1,098
Interest-bearing deposits	186,429	7.9%	164,210	7.5%
Deposits from banks	2,376	7.1%	1,703	8.5%
Savings deposits	61,143	6.5%	52,457	6.0%
Time deposits	122,910	8.6%	110,050	8.2%
Total	212,502		190,027

The table below sets forth the average balances of deposits together with the average interest rates paid, calculated in accordance with U.S. GAAP, as of December 31, 2009.

(in millions of R$, except percentages)
	U.S. GAAP
	2009
	Average
	balance	Average rate
Non-interest-bearing deposits	23,799
Demand deposits	22,821
Other deposits	978
Interest-bearing deposits	159,296	7.4%
Deposits from banks	2,605	12.9%
Savings deposits	40,998	5.9%
Time deposits	115,693	7.8%
Total	183,095

Maturity of Deposits

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2011:

(in millions of R$)
	2011
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	28,932	-	-	-	28,932
Demand deposits	28,932	-	-	-	28,932
Other deposits	-	-	-	-	-
Interest bearing deposits	98,754	19,849	11,920	83,181	213,704
Savings deposits	67,170	-	-	-	67,170
Time deposits	30,918	19,167	11,475	82,909	144,469
Interbanks Deposits	666	682	445	272	2,065
Total	127,686	19,849	11,920	83,181	242,636

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2011.

(in millions of R$)
Maturity within three months	28,183
Maturity after three months to six months	5,335
Maturity after six months to twelve months	9,298
Maturity after twelve months	11,937
Total time deposits in excess of US$100,000	54,754

Short-Term Borrowings

Short-term borrowings are included in our balance sheet under the line items "Securities sold under repurchase agreements", "Interbank market debt" and "Institutional market debt". The principal category of our short-term borrowings is securities held under repurchase agreements. The average monthly balance outstanding during 2011 and 2010 for other categories of short-term borrowings was less than 30% of our stockholders’ equity at the end of each fiscal year.

The table below presents a summary of securities sold under repurchase agreements for the periods indicated.

(in millions of R$, except percentages)
	2011	2010
Securities sold under repurchase agreements
Amount outstanding (as of December 31)	185,413	199,657
Maximum amount outstanding during the period	206,753	199,657
Weighted average interest rate at period-end	9.75%	7.93%
Average amount outstanding during period	196,400	163,901
Weighted average interest rate	10.36%	7.82%

The table below presents a summary of securities sold under repurchase agreements and the primary short-term borrowings, calculated in accordance with U.S. GAAP, as of December 31, 2009.

(in millions of R$, except percentages)
U.S. GAAP
2009
Securities sold under repurchase agreements
Amount outstanding	66,174
Maximum amount outstanding during the period	84,259
Weighted average interest rate at period-end	3.77%
Average amount outstanding during period	70,032
Weighted average interest rate	10.90%
Securities issued and sold to customers under repurchase agreements
Amount outstanding	65,520
Maximum amount outstanding during the period	66,317
Weighted average interest rate at period-end	8.69%
Average amount outstanding during period	57,651
Weighted average interest rate	8.99%

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview — Regulation and Supervision — Regulatory Capital Requirements.” Additional information on capital requirements is discussed in note 32 to our consolidated financial statements.

Minimum Capital Requirements

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2011, 2010 and 2009, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

(in millions of R$, except percentages)
	2011	2010	2009
Tier 1 Capital	71,601	62,240	57,706
Tier 2 Capital	21,565	18,652	12,837
Tier 1 plus Tier 2 Capital	93,166	80,892	70,543
Adjustments	(55)	(173)	(28)
Our regulatory capital (1)	93,111	80,719	70,515
Minimum regulatory capital required (2)	62,556	57,525	46,513
Excess over minimum regulatory capital required	30,555	23,194	24,002
Total risk-weighted assets	568,693	522,952	422,840
Our regulatory capital to risk-weighted assets ratio	16.4%	15.4%	16.7%

(1) Based on Central Bank requirements (see note 32 to our consolidated financial statements).

(2) The minimum requirement in Brazil was 11% as of December 31, 2011, 2010 and 2009.

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. See “Item 4B. Business Overview – Our Ownership Structure” and “Item 7A. Major Shareholders.” Our list of significant subsidiaries as of December 31, 2011 is included as Exhibit 8.1 to this annual report. This list contains information relating to our significant subsidiaries in accordance with our consolidated financial statements.

4D.	Property, Plants and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. The main offices and the main activities conducted in each of them are:

•	Itaú Unibanco Centro Empresarial, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial department, back-offices and main administrative departments;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo –administrative center;

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•	The wholesale and investment bank activities at Banco Itaú BBA S.A. in our leased office, located at: (a) Avenida Brigadeiro Faria Lima, 3,400, 3rd to 8th and 11th and 12th floors, São Paulo; (b) Avenida Nações Unidas, 7,815, Tower I – 3rd through 13th floors, Tower II – 5th floor, São Paulo; and (c) Avenida Brigadeiro Faria Lima, 3,311, 1st through 3rd floors, 13th and 14th floors;

•	Centro Administrativo Unibanco, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative center and data processing center;

•	Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center; and

•	Edifício Barão de Iguape, located at Praça do Patriarca, 30/Rua Direita, 250 – São Paulo – administrative center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first semester of 2011 (which are in the process of being renewed under similar terms) to the fourth quarter of 2029. As of December 31, 2011, we owned 12% of our total administrative offices and branches (including electronic service points, banking sites and parking lots) and leased the remaining 88%. As of December 31, 2011, we also owned 32% of our central administrative buildings and branches and leased the remaining 68%.

In addition, on January 27, 2012, we announced the construction of a new technology center. See “Item 4B. Business Overview – Technology”.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors”.

Effects of the Global Financial Markets on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the last quarter of 2008. The crisis led to (i) recessions and increasing unemployment in the world’s leading economies, (ii) a reduction in investments on a global scale, (iii) a decrease in commodities prices, (iv) a sharp decline in credit availability and liquidity and (iv) a general reduction in the levels of transactions in the capital markets worldwide. The world economy and the credit and capital markets substantially recovered in 2010 and early 2011 but the condition of the global financial markets deteriorated again in the second half of 2011.

Recent increased risk in the global financial markets resulted primarily from fiscal problems in Europe, such as the high debt levels that impair growth and the increased risk of a sovereign default. Worries regarding the fiscal crisis in Europe intensified in the third quarter of 2011 and the probability of a new global recession increased, with heightened risk aversion and volatility in financial markets. Markets feared sovereign or bank defaults and the lack of political coordination in Europe.

The Greek debt crisis spread to other highly indebted European countries, such as Italy, Spain and Portugal. A significant portion of these countries’ debt is held by financial institutions, and their economic situation may impact the results of banks and investment funds. The fiscal crisis in Europe is expected to last for an extended period, and may include sovereign restructurings as well as the implementation of fiscal adjustment measures with the assistance of the European Central Bank.

Although the European Union has been taking measures to face these difficulties, a financial deterioration of any of these countries may impair growth of economies worldwide and, indirectly, Brazil’s economy.

In determining which countries are presented in the table, we focused on those experiencing significant economic fiscal and/or political strains such that the likelihood of default would be higher than would be anticipated when such factors do not exist.

Our exposure as of December 31, 2011 to the sovereign bonds of Greece, Ireland, Italy, Portugal and Spain, or the GIIPS Countries, as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries, is set forth in the table below, in millions of reais:

December 31, 2011
	Segment	Credit	Co-obligation	Sovereign	Bond	Derivative	Total Exposure
Greece	Corporate	-	-	-	-	-	-
	Financial
Ireland	Corporate	-	-	-	-	-	-
	Financial
Italy	Corporate	-	-	-	-	-	-
	Financial	-	6	-	-	-	6
Portugal	Corporate	880	4	-	-	1	884
	Financial	-	-	-	43	6	49
Spain	Corporate	1.459	28	418	-		1.906
	Financial		132			22	153
Total		2.339	170	418	43	29	2.998

The exposure presented above as of December 31, 2011 amounted R$2,998 million, with co-obligations in the amount of R$170 million, primarily related to our exposure to corporate credits. The disclosure above has been measured at our estimated realizable value which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties where the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries as of December 31, 2011 amounted R$ 29 million.

In addition to the exposure described above and reflected in our consolidated financial statements, we are also exposed to the GIIPS Countries through our investment in our equity investee Banco BPI S.A., or Banco BPI, in which we had a 19.04% interest at December 31, 2011. Banco BPI is one of the five largest banks in Portugal. As disclosed in note 12 to our consolidated financial statements, our investment in Banco BPI as of December 31, 2011 amounted to R$219 million. Banco BPI had sovereign securities issued by governments of the GIIPS Countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which we recognized our interest in such unrealized loss representing an amount in accumulated other comprehensive income of R$ 245 million as of December 31, 2011.

The world economy has been recovering throughout 2011 and beginning of 2012, but several consequences of the crisis remain. Important risks have been identified in the aftermath of the financial crisis in Europe, such as the high debt levels that impair growth and increase the risk of sovereign default. Growing concern over the sustainability of current levels of indebtedness of GIIPS countries has increased the focus on the exposure of financial institutions to the risk of those countries. Particularly, the markets have increased the risk premiums on debt of GIIPS countries. These countries’ debt is held by international financial institutions, and their economic situation may impact the results of banks and investment funds. Although the European Union is prepared to face these difficulties, a financial deterioration of any of these countries may impair the recovery of economies worldwide and, indirectly, Brazil’s recovery. Although we have international operations and investments in certain European countries affected by the financial crisis, our exposure to the sovereign bonds of the GIIPS countries, as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries is not significant when compared to our total assets or shareholders’ equity. As of December 31, 2011 our gross credit exposure to entities (including governments) domiciled in the GIIPS countries represented 0.366% and 3.980% of our total assets and shareholders’ equity, respectively.

The U.S. economy grew 1.7% in 2011, decelerating from 3.0% in 2010. Production was lifted by durable goods following the normalisation in the Japanese supply-chain after the early 2011 earthquake and tsunami. Consumer expenditure growth remained steady as households reacted to low real income growth. Inflation decelerated in the fourth quarter of 2011. We believe that economic growth in the U.S. will remain modest in 2012, as we assume that (i) households will again increase their savings rate in the next few quarters; (ii) fiscal policy will remain restrictive in 2012; and (iii) the European debt crisis is likely to impact U.S. exports and overall financial condition.

Finally, emerging markets, including Brazil and China, are experiencing the first signs of growth deceleration. China’s government is gradually moving from a tightening policy to a more flexible stance. Similarly, Brazilian Central Bank started a monetary easing cycle. Although less growth is expected in 2012, emerging markets are expected to perform better than the developed world.

Our results of operations since the last quarter of 2008 have been partially negatively affected by the global financial markets crisis. Fiscal problems in advanced economies, sluggishness in the developed world and inflation and other issues in developing economies may have an impact on future growth in Brazil and, therefore, on our results of operations.

Brazilian Economic, Political and Social Conditions

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual gross domestic product, or GDP, growth of approximately 4.2% from 2004 to 2010, which led to increased bank lending and deposits. The downward trend in inflation until recently had allowed the Central Bank to ease the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia, or SELIC) from a high of 17.75% in December 2004 to a low of 8.75% in July 2009. The Central Bank started to reduce the SELIC interest rate in August, due to fears of an internationally driven deceleration of Brazilian economic activity. Since then, the government reduced the SELIC rate by 200 basis points, and was at 10.50% as of January 2012. As a proportion of GDP, bank lending expanded to 49.1% in December 2011 from 45.2% in December 2010. In addition, the Brazilian government reduced the manufactured products tax (Imposto sobre Produtos Industrializados, or IPI) for domestic utilities and vehicles, in order to stimulate domestic activity. Further tax reductions could take place to further stimulate the Brazilian economy.

There are still concerns about the acceleration of inflation in Brazil. Consumer price inflation in 2011 is considerably above the levels reached in 2010, reflecting not only high commodity prices during 2011 but also an overheated labour market and inflationary inertia. The Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA) increased by 6.5% in 2011, compared to 5.9% in 2010. If inflation continues to rise, incomes of families may decrease in real terms and could eventually lead to higher delinquency rates in the Brazilian banking system. In addition, we have experienced some deterioration in non-performing loans in the very small and small companies market principally due to the increase in interest rates and other macroprudential measures taken by the Central Bank.

In 2010, Brazil experienced strong growth and GDP increased 7.5% from the previous year. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, driven mainly by the recovery of consumer and investment expenditures as well as stimulative fiscal expenditures in 2010. Nonetheless, Brazilian GDP growth decelerated to 2.7% in 2011. Growth is moderating as a result of global deceleration, macroprudential measures taken in late 2010 by the Brazilian government and fiscal and monetary tightening. The Brazilian credit market showed moderate growth over the previous year, impacted by the effects of the macroprudential measures and the tightening of monetary policy in 2010. Total new consumer loans in Brazil increased by 4.4% in real terms in 2011 compared to 2010, after growing 15.4% in 2010 compared to 2009. Similarly, total new corporate loans in Brazil grew by 1.4% in 2011 compared to 2010 and by 2.5% compared to 2009.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.12% of GDP as of December 31, 2011, from 2.21% in 2010. Brazil’s external solvency improved considerably, with US$352 billion in international reserves and US$297.3 billion in external debt as of December 31, 2011. Brazil’s external liabilities excluding foreign direct investments (mainly foreign portfolio investments) decreased to US$784 billion as of December 31, 2011, from US$828 billion as of December 31, 2010. In addition, the Central Bank bought US$47.6 billion on the foreign exchange spot market until January 2012. The recent balance of payments results could increase exchange-rate volatility, potentially affecting our results. See “— Certain Effects of Foreign Exchange Rates on Our Net Interest Income”.

We are also exposed to tax-policy and regulatory changes, which are sometimes adopted on short notice. For instance, in October 2010, the government increased the tax on financial transactions (Imposto Sobre Operações Financeiras, or IOF) to 6.0% applicable to foreign exchange transactions made by foreign residents for purposes of investing in the Brazilian financial and capital markets (the IOF/FX). The IOF/FX tax rates imposed on foreign exchange transactions have been recently modified and are currently imposed at a rate of 0.38%, with certain exceptions to this general rule. See “Item 4B. Business Overview — Regulation and Supervision — Taxation — Tax on Financial Transactions”.

In July 2011, with the enactment of Provisional Measure No. 539 and the Executive Decree No. 7,536, the Brazilian government imposed an IOF tax of 1% on the net derivatives positions of taxpayers who increase their net short position on the U.S. dollar/real exchange rate. Those measures reduced the liquidity in the currency market, contributing to increased volatility in the U.S. dollar-real exchange rate, which was R$1.7468 to US$1.00 as of January 31, 2012, from R$1.56 to US$1.00 as of June 30, 2011. Increased risk aversion along with an interruption in the U.S. dollar weakening process around the world contributed to this movement.

In addition, in 2008, a tax on withdrawals from checking accounts, or the CPMF, was abolished; there is a risk, however, that this may be imposed again. In July 2011, the Brazilian government resumed interventions in the currency market through administrative measures, requiring banks to deposit with the Central Bank the equivalent of 60% of their spot short dollar positions exceeding US$1 billion.

Furthermore, a number of regulatory changes for the domestic banking sector are under consideration, such as limits to compensation packages of financial institutions, additional disclosure of derivative transactions and further modifications to capital requirement models. These changes have the potential to adversely affect our operations and profitability.

On April 30, 2008, Standard & Poor’s Rating Services upgraded the long-term rating of Brazil’s sovereign foreign currency debt to BBB- from BB+, upgrading Brazil’s rating to investment grade. On November 17, 2011, S&P further upgraded Brazil to BBB. On May 29, 2008, Fitch Ratings followed suit and upgraded Brazil to investment grade, raising its rating to BBB- from BB+, and on April 4, 2011, to BBB. On September 22, 2009, Moody’s Investors Service Inc. raised Brazil’s sovereign rating to Baa3 from Ba1, and on June 20, 2011 updated it to Baa2. These upgrades have contributed to further increases in the inflow of foreign capital, which in turn has strengthened the real.

The table below shows the real GDP growth, the inflation rate, exchange rate variation and the interest rates in Brazil as of the years ended December 31, 2011, 2010, 2009, 2008 and 2007:

	As of and for the year ended December 31
	2011	2010	2009	2008	2007
Real GDP growth % (1)	2.7	7.5	(0.3)	5.2	6.1
Inflation rate % (2)	5.0	11.3	(1.4)	9.1	7.9
Inflation rate % (3)	6.5	5.9	4.3	5.9	4.5
Exchange rate variation %(R$ /US$)(4)	(11.2)	4.5	34.2	(24.2)	20.7
TR – a reference interest rate %(5)	1.07	0.66	0.20	2.27	0.85
CDI (interbank interest rate) %(5)	10.87	10.64	8.61	13.49	11.11
SELIC – overnight interest rate %(5)	10.90	10.66	8.65	13.66	11.18
CDS 5 year(6)	161.6	111.3	122.5	300.5	103.0

 (1) Source: Instituto Brasileiro de Geografia e Estatística (“IBGE”)

(2) Source: General Price Index– Internal Availability (Índice Geral de Preços – Disponibilidade Interna or “IGP-DI”), as published by the Fundação Getulio Vargas.

(3) Source: IPCA, as published by IBGE.

(4) Source: Central Bank (accumulated rates for the period, negative numbers mean depreciation of the Brazilian real).

(5) Source: Central Bank (period end). 2011 data are presented in percent per annum.

(6) Source: Bloomberg (period end). Credit default swap (CDS) is a measure of country risk (basis point).

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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

Allowance for Loan Losses

The allowance for loan losses represents our estimate of the probable losses inherent to our loan and lease portfolio at the end of each reporting period. The methodology for determining the allowance for loan and lease losses is further described in “Item 4B. Business Overview – Selected Statistical Information – Loan Approval Process - Allowance for Loan and Lease Losses.” In order to determine the amount of the allowance for loan losses, a portfolio is classified into two categories with respect to which specific methodologies are used to estimate inherent losses. Loans reviewed on an individual basis (which corresponds to our corporate portfolio) are individually reviewed for impairment. For those considered to be impaired, we determine the allowance amount based on expected cash flows. For those that are not impaired, loans are classified by ratings based on risk factors and inherent losses for each rating are estimated based on our historical experience. This involves judgments in identifying the risk factors and assigning a rating. Loans reviewed on a portfolio basis (which includes individuals, small and medium business and foreign loans Latin America portfolios) when appropriate are further segregated into classes based on the underlying risks and characteristics, and the allowance for loan losses is determined by category based on historical experience. This also involves judgments and assumptions. Many factors affect the estimate for the range of losses in each of the categories for which we estimate the allowance on a portfolio basis, such as the methodology used to measure historical delinquency and the historical period to be used. Additionally, factors affecting the specific amount of allowance to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category. Our total allowance for loan losses as of December 31, 2011 and 2010 was R$23,873 million and R$19,994 million, respectively and we recognized a provision for loan losses in our statement of income of R$20,038 million and R$15,547 million for the years ended December 31, 2011 and 2010.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading and available-for-sale, and other trading assets including derivatives. Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. Total financial instruments recorded at fair value at December 31, 2011 are assets amounting to R$ 178,339 million (R$ 168,119 million at December 31, 2010), of which R$ 8,754 million are derivatives (R$ 7,777 million at December 31, 2010) and liabilities in the amount of R$ 9,562 million (R$ 7,006 million at December 31, 2010), of which R$ 6,747 million are derivatives (R$ 5,671 million at December 31, 2010). We determine the fair values of our financial instruments based on IAS 39, which defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. According to IFRS 7, there are different levels of inputs that may be used to measure the fair value of financial instruments and we prioritize the use of available inputs in a higher level before using inputs in a level that is lower in the hierarchy. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); Level 3 inputs are inputs for the asset or liability that are not based on observable market data (unobservable inputs). For instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within Level 3, judgments are more significant. In arriving at an estimate of fair value for an instrument within Level 3, management first determines the appropriate model to use. Second, due to the lack of observability of significant inputs, management assesses all relevant empirical data in deriving valuation inputs, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Additionally, with respect to non-exchange traded products, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, our own creditworthiness, and constraints on liquidity and unobservable parameters, where relevant. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Securities classified as Level 3 as of December 31, 2011 and 2010 amounted to R$1,886 million and R$1,806 million, respectively and net derivatives as of such date amounted to R$205 million and R$150 million, respectively. For additional information see note 30 to our consolidated financial statements. Judgments are also required to determine whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any impairment evidence exists for available-for-sale or held-to-maturity financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value is recognized in the consolidated statement of income. Factors that are used by management in determining whether there is objective evidence that a financial asset is impaired includes mainly the observed period of the loss, the degree of the loss whether we will be required to sell the security before recovery and the expectation as of the date of analysis as to the potential for realization of the security.

Significant Changes in Accounting Rules

See note 2.2 to our consolidated financial statements for information about significant changes in accounting rules.

Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Highlights

For the year ended December 31, 2011, our net income attributable to owners of the parent company was R$13,837 million and our total stockholders’ equity was R$73,941 million.

As of December 31, 2011, total loan operations and lease operations was R$346,264 million, a 17.4% increase compared to December 31, 2010. Loans to individuals increased by 18.7%, while loans to companies increased by 14.3% compared to December 31, 2010. During 2011, we maintained our strategy of increasing the volume of credit card lending, personal loans, mortgage loans and loans to middle market companies, with personal loans increasing at a higher rate than other segments. We highlight that mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Losses on loans and claims are the sum of expenses for allowance for loan losses, recovery of loans written off as losses and expenses for claims. In 2011, our losses on loans and claims increased from R$12,938 million in 2010 to R$16,072 million in 2011 a R$3,134 million increase, or 24.2%, mainly due to an increase of expenses for allowance for loan losses and to a lesser extent to an increase of expenses for claims, partially offset by an increase of the recovery in loans written off as losses.

As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total loan portfolio increased to 4.9%, compared to 4.2% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

Efficiency Project

During 2011, after the completion of the integration of Itaú and Unibanco branches in 2010, we implemented the “Efficiency Project”, which aims a close budget management and matricial monitoring of costs and revenues, the establishment of targets for each business unit and the promotion of a strong culture of operational efficiency.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSBs throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality. We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy.

Results of Operations

The following table shows the main components of our net income for 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Banking product	74,276	69,415	4,861	7.0%
Interest and similar income	97,352	77,818	19,534	25.1%
Interest and similar expense	(55,599)	(36,840)	(18,759)	50.9%
Dividend income	361	326	35	10.7%
Net gain (loss) from financial assets and liabilities	1,251	2,862	(1,611)	-56.3%
Foreign exchange results and exchange variation on transactions	4,998	1,824	3,174	174.0%
Banking service fees	19,410	17,092	2,318	13.6%
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,345	4,923	422	8.6%
Other income	1,158	1,410	(252)	-17.9%
Losses on loans and claims	(16,072)	(12,938)	(3,134)	24.2%
Expenses for allowance for loan losses	(20,038)	(15,547)	(4,491)	28.9%
Recovery of loans written off as loss	5,477	4,195	1,282	30.6%
Expenses for claims	(1,511)	(1,586)	75	-4.7%
Operating margin	58,204	56,477	1,727	3.1%
Other operating income (expenses)	(39,953)	(38,447)	(1,506)	3.9%
General and administrative expenses	(35,674)	(34,632)	(1,042)	3.0%
Tax expenses	(4,166)	(4,164)	(2)	0.0%
Share of comprehensive income of unconsolidated companies	(113)	349	(462)	-132.4%
Income before income tax and social contribution	18,251	18,030	221	1.2%
Current income tax and social contribution	(6,956)	(4,042)	(2,914)	72.1%
Deferred income tax and social contribution	3,315	(1,494)	4,809	-321.9%
Net income	14,610	12,494	2,116	16.9%
Net income attributable to non-controlling interests	773	786	(13)	-1.7%
Net income attributable to owners of the parent company	13,837	11,708	2,129	18.2%

Interest and similar Income

The following table shows the main components of our interest income for 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Interest and similar income
Interest on loan and lease operations	58,492	50,693	7,799	15.4%
Interest on Interbank deposits	890	824	66	8.1%
Interest on Central Bank compulsory deposits	9,182	4,025	5,157	128.1%
Interest on securities purchased under agreements to resell	9,961	9,940	21	0.2%
Interest on financial assets held for trading	14,676	8,028	6,648	82.8%
Interest on available-for-sale financial assets	2,888	2,997	(109)	-3.6%
Interest on held-to-maturity financial assets	360	456	(96)	-21.0%
Interest on other financial assets	903	855	48	5.7%
Total Interest and similar income	97,352	77,818	19,534	25.1%

Banking Product

Banking product is a subtotal of individual line items, such as interest and similar income, interest and similar expense, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions, banking service fees, income from insurance, private pension and capitalization operations before claim and selling expenses and other income.

Interest and Similar Income

The R$19,534 million or 25.1% increase in interest income in 2011 is primarily due to an increase in the balance of loan and lease operations, financial assets held for trading and securities and in a lesser extent to Central Bank compulsory deposits.

Interest and similar income is a subtotal of individual line items, such as interest on loan and lease operations, interest on interbank deposits, interest on Central Bank compulsory deposits, interest on securities purchased under agreements to resell, interest on financial assets held for trading, interest on available-for-sale financial assets, interest on held-to-maturity financial assets and interest on other financial assets.

Interest on Loan and Lease Operations

The table below shows the performance of loan operations and lease operations, with loans classified by type of creditor (individuals and companies) and further broken down by type of product for individuals and by size of customer for companies. In addition, the table presents the balance of credit operations from our subsidiaries in Latin America outside of Brazil (Argentina, Chile, Uruguay and Paraguay).

(in millions of R$, except percentages)
	As of December 31,
	2011		2010		Variation (%)

Loans to individuals	148,127	42.8%	124,787	42.3%	23,340	18.7%
Credit card	38,961	11.3%	33,041	11.2%	5,920	17.9%
Personal loan	35,253	10.2%	23,528	8.0%	11,725	49.8%
Vehicles	60,463	17.5%	60,151	20.4%	312	0.5%
Mortgage Loans	13,450	3.9%	8,067	2.7%	5,383	66.7%
Loans to companies	178,878	51.7%	156,533	53.1%	22,345	14.3%
Small and Medium Businesses	85,649	24.7%	79,950	27.1%	5,699	7.1%
Corporate	93,229	26.9%	76,583	26.0%	16,646	21.7%
Foreign loans Latin America	19,259	5.6%	13,517	4.6%	5,742	42.5%
Total loan operations and lease operations	346,264	100.0%	294,837	100.0%	51,427	17.4%

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, we observed an increase in the CDI rate to 11.6% from 9.8% which caused impacts on costs as revenues of many our assets and liabilities.

Interest on loan and lease operations totaled R$58,492 million in 2011, an increase of R$7,799 million, or 15.4% compared to 2010. This increase was due primarily to an increase in the average volume of loans and lease transactions.

As of December 31, 2011, total loan operations and lease operations was R$346,264 million, a 17.4% increase compared to December 31, 2010. Loans to individuals increased by 18.7%, while loans to companies increased by 14.3% compared to December 31, 2010. During 2011, we maintained our strategy of increasing the volume of credit card lending, personal loans, mortgage loans and loans to medium businesses, with personal loans increasing at a higher rate than other segments. We highlight that mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Loans to individuals totaled R$148,127 million in 2011, an increase of R$23,340 million, or 18.7% compared to 2010. This increase is primarily a result of a 49.8% growth in personal loans, totaling R$35,253 million, primarily due to the conclusion of systems integration at the end of 2010, which allowed a better use of Unibanco account holder data during 2011. Mortgage loans in 2011 compared to 2010 increased 66.7%, totaling R$13,450 million, as a result of a favorable Brazilian economic environment. Credit card increased 17.9%, totaling R$38,961 million in 2011, due to the consistently growing popularity of this product due to its practicality and safety. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Vehicle financing increased 0.5% in 2011 compared to 2010, totaling R$60,463 million, due to the low overall growth in this market in Brazil, mainly due to macro prudential measures taken by the government at the end of 2010.

Loans to companies totaled R$178,878 million in 2011, an increase of R$22,345 million, or 14.3%, compared to 2010. Loans to small and medium businesses increased R$5,699 million, or 7.1% in 2011 compared to 2010, totaling R$85,649 million. Loans to corporate increased R$16,646 million, or 21.7%, in 2011 compared to 2010, totaling R$93,229 million, due to our strategy of growth in medium and large companies in 2011.

The balance of our foreign loans from our operations in Latin America outside Brazil (Argentina, Chile, Uruguay and Paraguay) totaled R$19,259 million as of December 31, 2011, an increase of 42.5% compared to December 31, 2010, primarily driven by the growth of operations abroad and the fluctuation of the real against several of these currencies.

Interest on Interbank Deposits

Interest on interbank deposits totaled R$890 million in 2011, an increase of R$66 million, or 8.1%, compared to 2010. This increase was due primarily to the increase on the average balance of these deposits, which is managed by our treasury department.

Interest on Central Bank Compulsory Deposits

Interest on Central Bank compulsory deposits totaled R$9,182 million in 2011, an increase of R$5,157 million, in 2011 compared to 2010. This increase was mainly due to increases in the average balance of levels of compulsory deposits required by the Central Bank compared to 2010. In December 2010, the Central Bank increased compulsory deposit requirements in order to restore the levels of compulsory deposits held by the banks before the international financial crisis of 2008, when the Central Bank decreased required amounts of compulsory deposits, and also to help control inflation and credit growth in Brazil.

Interest on Securities Purchased under Agreements to Resell

Interest on securities purchased under agreements to resell totaled R$9,961 million in 2011, an increase of R$21 million, or 0.2% in 2011 compared to 2010. This increase was mainly due to higher yield/rate of interest on securities purchased under agreements to resell in 2011 compared to 2010.

Interest on Financial Assets Held for Trading

Interest on financial assets held for trading totaled R$14,676 million in 2011, an increase of R$6,648 million, or 82.8%, compared to 2010. This increase was mainly due to an increase in the average balance and in the average yield/rate of financial assets held for trading in 2011 compared to 2010, which is managed by our treasury department.

Interest on Available for Sale Financial Assets

Interest on available-for-sale financial assets totaled R$2,888 million in 2011, a decrease of R$109 million, or 3.6%, compared to 2010. This decrease was mainly due to the decrease of average yield/rate of available-for-sale financial assets, partially offset by an increase in the average balance of available-for-sale financial assets in 2011 compared to 2010.

Interest on Held-to-Maturity Financial Assets

Interest on held-to-maturity financial assets totaled R$360 million in 2011, a decrease of R$96 million, or 21.0%, compared to 2010. This decrease was mainly due to a decrease in the average yield/rate of held-to-maturity financial assets, partially offset by an increase in the average balance of held-to-maturity financial assets in 2011 compared to 2010.

Interest on Other Financial Assets

Interest on other financial assets totaled R$903 million, an increase of R$48 million, or 5.7%, compared to 2010. This increase was mainly due to an increase in other operational income.

Interest and similar Expense

The following table shows the main components of our interest expense in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%
Interest and similar expense

Interest on deposits	14,757	12,245	2,512	20.5%
Interest on securities sold under repurchase agreements	22,133	15,774	6,359	40.3%
Interbank market debt	5,536	2,100	3,436	163.6%
Institutional market debt	7,934	2,683	5,251	195.7%
Financial expense from reserves for insurance and private pension	5,239	4,038	1,201	29.8%
Total interest expense	55,599	36,840	18,759	50.9%

Total interest expense was R$55,599 million in 2011, an increase of R$18,759 million, or 50.9%, compared to 2010, mainly due to increases in interest expense from interest on securities sold under repurchase agreements and from institutional market debt.

Interest on Deposits

Interest on deposits was R$14,757 million in 2011, an increase of R$2,512 million, or 20.5% in comparison to 2010. An increase in the average balance of deposits resulted in an increase in expenses of R$1,727 million in 2011 and an increase in the average yield/rate resulted in an increase in expenses of R$785 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interest on Securities Sold Under Repurchase Agreements

Interest on securities sold under repurchase agreements was R$22,133 million in 2011 an increase of R$6,359 million, or 40.3%, compared to 2010. An increase in the average balance resulted in an increase in expenses of R$4,119 million in 2011 and an increase in the average yield/rate resulted in an increase in expenses of R$2,240 million related to our strategy of liquidity management.

Interbank Market Debt

Interest expense on interbank market debt totaled R$5,536 million in 2011, an increase of R$3,436 million, or 163.6%, compared to 2010. This increase was due to an increase in the average balance of interbank market debt, that resulted in an increase in expenses of R$1,424 million, and to an increase on the average yield/rate that increased the expenses by R$2,011 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.

Institutional Market Debt

Interest expense on institutional market debt totaled R$7,934 million in 2011, with an increase of R$5,251 million, or 195.7% compared to 2010. This increase was primarily due to an increase in the average yield/rate that resulted in an increase in expenses of R$4,463 million and by an increase on the average balance of institutional market debt that increased expenses by R$789 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Financial Expense from Reserves for Insurance and Private Pension

Financial expense from reserves for insurance and private pension plans totaled R$5,239 million in 2011, an increase of R$1,201 million, or 29.8%, compared to 2010. This increase was primarily due to an increase in the average balance of reserves for insurance and private pension and liabilities for capitalization plans of R$921 million, and by an increase of R$281 million due to an increase on the average yield/rate. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Other interest income

The following table shows the main components of our other interest income in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Other interest income

Dividend income	361	326	35	10.7%
Net gain (loss) from financial assets and liabilities	1,251	2,862	(1,611)	-56.3%
Foreign exchange results and exchange variation on transactions	4,998	1,824	3,174	174.0%
Total other interest income	6,610	5,012	1,598	31.9%

In 2011, our other interest income totaled R$6,610 million, an increase of R$1,598 million, or 31.9%, in 2011 compared to 2010. This increase was primarily due to the increase of R$3,174 million in foreign exchange results and exchange variation on transactions, partially offset by a decrease of R$1,611 million in net gain (loss) from financial assets and liabilities related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad.

Dividend Income

Dividend income totaled R$361 million on 2011, an increase of R$35 million compared to 2010, due to higher income from dividends of other companies.

Net Gain (Loss) from Financial Assets and Liabilities

Net gain (loss) from financial assets and liabilities totaled a gain of R$1,251 million in 2011 compared to gains of R$2,862 million in 2010, mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad.

Foreign Exchange Results and Exchange Variation on Transactions

Foreign exchange results and exchange variation on transactions totaled R$4,998 million an increase of R$3,174 million, or 174.0% compared to 2010, due mainly to the effect of the depreciation of the real against the dollar in our investments in subsidiaries abroad.

Non-Interest Income

The following table shows the main components of our non-interest income in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Non-interest income

Banking service fees	19,410	17,092	2,318	13.6%
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,345	4,923	422	8.6%
Other income	1,158	1,410	(252)	-17.9%
Total non-interest income	25,913	23,425	2,488	10.6%

In 2011, our non-interest income totaled R$25,913 million, an increase of R$2,488 million, or 10.6%, in 2011 compared to 2010. This increase was primarily due an increase of R$2,318 million in banking service fees, partially offset by a decrease of R$252 million in other non-interest income.

Banking Service Fees

Banking service fees totaled R$19,410 million in 2011, an increase of R$2,318 million, or 13.6%, compared to 2010. This increase was mainly due to increased revenues from credit card fees, which increased by 16.2% from R$6,408 million in 2010 to R$7,446 million in 2011, primarily due to higher annual fees, and higher interchange revenues arising from the increased volume of transactions due to year-end sales and growth in the number of credit card transactions. See note 23 of our consolidated financial statements for more details.

Income from Insurance, Private Pension and Capitalization Operations Before Claim and Selling Expenses

Income from insurance, private pension and capitalization operations before claim and selling expenses totaled R$5,345 million in 2011, an increase of R$422 million, or 8.6%, compared to 2010. This increase was mainly due to an increase in insurance and private pension premiums and to a lesser extent to an increase on revenue from capitalization plans, partially offset by an increase in reserves for insurance and private pension.

Other Income

Other income totaled R$1,158 million in 2011, a decrease of R$252 million, or 17.9%, compared to 2010. This decrease was mainly due to a reversal of operational provisions in 2010.

Losses on Loans and Claims

Losses on loans and claims are the sum of expenses for allowance for loan losses, recovery of loans written off as losses and expenses for claims. In 2011, our losses on loans and claims increased from R$12,938 million in 2010 to R$16,072 in 2011 a R$3,134 million increase, or 24.2%, mainly due to an increase of expenses for allowance for loan losses and to a lesser extent to an increase of expenses for claims, partially offset by an increase in the recovery in loans written off as losses.

Expenses for Allowance for Loan Losses

Expenses for allowance for loan losses totaled R$20,038 million in 2011, an increase of R$4,491 million, or 28.9%, in comparison to 2010. See note 11.b of our consolidated financial statements for more details.

During 2011, the asset quality of our loan portfolio decreased in comparison to the previous year. In 2011, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased for individuals and companies generally, reflecting these adverse market conditions.

Recovery of Loans Written off as Losses

Recovery of loans written off as losses increased from R$4,195 million in 2010 to R$5,477 million in 2011, an increase of R$1,282 million, or 30.6%, mainly due to an increase in collection efforts.

Expenses for Claims

Expenses for claims decreased from R$1,586 million in 2010 to R$1,511 million in 2011, a reduction of R$75 million, or 4.7%, mainly due to decreases in claims in the life and personal accidents portfolios.

Operating Margin

Operating margin is the sum of banking product and losses on loans and claims. The operating margin increased R$1,727 million, or 3.1%, amounting R$58,204 million in 2011, due to the 7.0% growth in the banking product, partially offset by the 24.2% increase in the losses on loans and claims.

The following table shows the main components of our non-interest expense in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%
	(in millions of R$)

General and administrative expenses	(35,674)	(34,632)	(1,042)	3.0%
Salaries and employee benefits	(13,373)	(13,007)	(366)	2.8%
Administrative expenses	(12,490)	(12,350)	(139)	1.1%
Amortization of intangible assets	(984)	(978)	(6)	0.6%
Insurance selling expenses	(1,268)	(1,330)	61	-4.6%
Depreciation	(1,183)	(1,165)	(18)	1.6%
Other non-interest expense	(6,376)	(5,801)	(575)	9.9%
Tax expenses	(4,166)	(4,164)	(3)	0.1%
Share of comprehensive income of unconsolidated companies	(113)	349	(462)	-132.4%
Total non-interest expense	(39,953)	(38,447)	(1,506)	3.9%

Non-interest expense totaled R$39,953 million in 2011, an increase of R$1,506 million, or 3.9%, compared to 2010. This increase was mainly due to general and administrative expenses and the increase in share of comprehensive income of unconsolidated companies.

General and Administrative Expenses

General and administrative expenses is composed by salaries and employee benefits, administrative expenses, amortization of intangible assets, insurance selling expenses, depreciation and other non-interest expenses.

Salaries and Employee Benefits

Salaries and employee benefits totaled R$13,373 million in 2011, an increase of 2.8% compared with 2010, partially offset by the 3.2% decrease in number of employees in 2011. This increase was lower than the 9.0% on the labor agreement. See note 25 to our consolidated financial statements.

Administrative Expenses

Administrative expenses totaled R$12,490 million in 2011, an increase of R$139 million, or 1.1%, compared to 2010. This increase was driven by the higher volume of overall customer transactions, partially offset by a reduction of expenses related to the migration of Unibanco branches and CSBs to the Itaú layout and platform.

Amortization of Intangible Assets

Amortization of intangible assets totaled R$984 million in 2011, an increase of R$6 million, or 0.6%, compared to 2010, due to amortization of intangible assets in line with 2010. See note 15 to our consolidated financial statements.

Insurance Selling Expenses

Insurance selling expenses totaled R$1,268 million in 2011, a decrease of R$61 million, or 4.6%, compared to 2010. This decrease was mainly due to improvements in our insurance selling process.

Depreciation

Depreciation totaled R$1,183 million in 2011, an increase of R$18 million, or 1.6%, compared to 2010. This increase was due to an increase in the balance sheet amount of our fixed assets.

Other Non-Interest Expense

Other non-interest expenses totaled R$6,376 million in 2011, an increase of R$575 million, or 9.9%, compared to 2010. This increase was mainly related to an increase in provisions for civil lawsuits (see note 31 to our consolidated financial statements), as well as increased selling expenses for credit cards due to the growth in client base and volume of transactions (see note 25 to our consolidated financial statements).

Tax Expenses

Tax expenses amounted to R$4,166 million in 2011 an increase of R$ 2 million, or 0.1%, from R$4,164 million in 2010, remaining practically stable. PIS, COFINS expenses increased in 2011, but were offset by the decrease in ISS and other tax expenses.

Share of Comprehensive Income of Unconsolidated Companies

Share of comprehensive income of unconsolidated companies decreased from a R$349 million gain in 2010 to a R$113 million loss in 2011 a R$ 462 million decrease, or 132.4%, mainly due to a lower result from Banco Português de Investimento, which had a R$75 million profit in 2010 and had a R$343 million loss in 2011. The investment held in the Banco Português de Investimento was adjusted to recognize its market value based on the share price on the respective closing dates.

Current Income Tax and Social Contribution and Deferred Income Tax and Social Contribution

Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our statement of income. Those items are known as permanent differences, which it segregates our total income tax and social contribution in two different lines: current income tax and social contribution and deferred income tax and social contribution. The first is the tax expense demanded by the Brazilian tax laws in the period. The second is a result from the permanent differences.

Income tax expense and social contribution for the year resulted in a tax expense of R$3,641 million in 2011 compared to R$5,536 million in the prior year, a 34.2% decrease. Deferred income tax and social contribution totaled positive R$3,315 million, a decrease of R$4,809 million compared to 2010. Current income tax and social contribution totaled R$6,956 million in 2011, an increase of R$2,914 million, or 72.1% compared to 2010. The main reason for this decrease was the effect of, decreased exchange rate losses on our investments in subsidiaries abroad and related increased gains on the derivative instruments used to hedge our investments in subsidiaries abroad as described below, which was partially offset by increased income in the banking activities.

For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if they represent a gain, or are not deductible, if they represent a loss, they constitute a permanent difference. From an economic perspective we hedge our investments in subsidiaries outside Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes.

Results of our operating segments

The following discussion should be read in conjunction with our consolidated financial statements, especially note 33 regarding segment information included elsewhere in this annual report as well as the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview - Selected Statistical Information”. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors”.

Overview

We provide a wide range of financial products and services to a diverse customer base of individuals and corporate customers.

Below we describe our four operational and reporting segments: Commercial Bank, Itaú BBA, Consumer Credit, and Activities with the Market and Corporation:

Commercial Bank

Our commercial bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies. The products and services provided by our commercial bank segment include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding for our operations and provides significant interest and banking services income.

Itaú BBA

Itaú BBA is the segment responsible for banking operations for large companies and investment banking services. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to corporate borrowers through fixed and variable income instruments. In addition, this segment performs activities related to mergers and acquisitions.

Consumer Credit

Our consumer credit segment is responsible for the development of the strategy of increasing the range of financial products and services beyond the universe of clients who are accountholders. Thus, the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not accountholders, and credit to low income individuals. The business of vehicle financing comprises new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process for vehicle financing is based on scoring models that provides prompt approval of credit proposals for the clients, using the Internet to process these proposals with security and efficiency.

Activities with the Market and Corporation

Our activities with the market and corporation segment manages the interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps, and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark-to-market of financial assets. In this segment, we also present the effect of non-recurring items that are not considered in the managerial statement of income.

Basis of presentation of segment information

We prepare segment information based on reports used by senior management to assess the performance of our business and to make decisions regarding the allocation of funds for investment and other purposes. Our senior management uses a variety of information for such purposes, including financial information that is prepared based on accounting practices adopted in Brazil. Our segment information is not prepared in accordance with IFRS.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. For more information our segment financial information, see note 33 to our audited consolidated financial statements.

Capital allocation to each segment

The book value of each of stockholders' equity and subordinated debt was replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with surplus capital and subordinated debt being allocated to the activities with the market and corporation segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I Capital. Share of income of unconsolidated companies which is not related to segment and non-controlling interest were allocated to the activities with the market and corporation segment.

Net interest income

We adopt a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on our results arising from variation in exchange rates. In order to achieve this objective, we use derivative instruments to hedge against foreign currency risk. Hedge accounting is not applied for those derivatives; instead, they are recorded at fair value, with gains and losses included in income.

Our hedging strategy considers all tax effects, including those not related to taxes or to the non-deductibility of the exchange variation on the investments abroad as well as gains and losses on derivative financial instruments used. When the parity of the real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, we have adopted a managerial statement of income to report segment information. The managerial statement of income is prepared by making reclassifications in the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and income tax and social contribution expense, have been reclassified for our segment information.

Additionally, the managerial interest margin for banking product includes, for each operation, allocation of its opportunity cost.

For a better analysis we present below a summary of the results from our operating segments.

We have made adjustments in our management reporting in 2011. The principal adjustment was related to the change in the income tax rate applicable to our operational segments from 34% to 40%, which reflects the full tax rate applicable for financial institutions. However, since we have obtained an interim judicial decision that allows us to pay income tax at the rate of 34%, instead of 40%, we allocate the amount collected in excess of the equivalent of 34% to the activities with the market and corporation segment. This adjustment affected all operating segments.

From January 1 to December 31, 2011
(In millions of reais, except per share information)
Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED

Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
Net income attributable to owners of the parent company	7,563	2,565	1,444	3,069	14,641	(804)	13,837

From January 1 to December 31, 2010
(In millions of reais, except per share information)
Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	41,238	6,400	15,148	3,657	66,390	3,025	69,415
Losses on loans and claims	(9,523)	186	(3,754)	(2)	(13,093)	155	(12,938)
Operating margin	31,715	6,586	11,394	3,655	53,297	3,180	56,477
Other operating income (expenses)	(22,927)	(2,721)	(7,826)	(860)	(34,327)	(4,120)	(38,447)
Income before income tax and social contribution	8,788	3,865	3,568	2,795	18,970	(940)	18,030
Income tax and social contribution	(2,509)	(1,023)	(1,054)	(495)	(5,081)	(455)	(5,536)
Non-controlling interest in subsidiaries	2	-	-	(914)	(866)	80	(786)
Net income attributable to owners of the parent company	6,281	2,842	2,514	1,386	13,023	(1,315)	11,708

Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The result per segment is disclosed based on managerial criteria. Such information excludes certain results which are considered not related to our core business by our management. We highlight that in note 33 of our consolidated financial statements, we have disclosed the main IFRS adjustments into the business operating segments’ consolidated managerial data to obtain the IFRS consolidated financial statements.

Commercial Bank

We have a large and diverse portfolio of products to address our customers’ needs. The main products and services we provide to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicles, credit cards, mortgage and agricultural loans, working capital, trade note discount and export;

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

The table below shows our banking product in the commercial bank segment for 2011 and 2010:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	48,236	41,238	6,998	17.0%
Interest margin (1)	31,584	27,068	4,516	16.7%
Banking service fees	10,915	9,246	1,669	18.1%
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,229	4,469	760	17.0%
Other income	508	455	53	11.6%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from financial assets and liabilities and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2011, our consolidated banking product from the commercial bank segment increased by 17.0%, from R$41,238 million in the year ended December 31, 2010 to R$48,236 million for the same period in 2011, an increase of R$6,998 million. This increase was mainly due to the 16.7% growth in interest margin, related to a 20.4% growth in the loan portfolio as well as a 18.1% growth in banking service fees related to the increase in our customer base and to an increase in the volume of services, and to a lesser extent to income from insurance, private pension and capitalization operations before claim and selling expenses that increased by 17.0% and to other income that increased by 11.6%.

The table below shows an increase of 15.6% on our losses on loans and claims in the commercial bank segment for the year ended December 31, 2011, compared to the same period of 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	48,236	41,238	6,998	17.0%
Losses on loans and claims	(11,011)	(9,523)	(1,488)	15.6%
Expenses for allowance for loan losses	(13,845)	(10,808)	(3,037)	28.1%
Recovery of loans written-off as losses	4,346	2,893	1,453	50.2%
Expenses for claims	(1,512)	(1,608)	96	-6.0%
Operating margin	37,225	31,715	5,510	17.4%

Our expenses for allowance for loan losses increased by 28.1%, from R$10,808 million in the year ended December 31, 2010 to R$13,845 million in the same period of 2011. We highlight the increase in the delinquency levels and reduction in the asset quality as the principal change in our commercial bank segment for the year ended December 31, 2011. This increase was partially offset by the increase in the recovery of loans written-off as losses due to a higher effort in collection services and lower expenses for claims.

The table below shows an increase of 12.7% on our other operating income (expenses) from the commercial bank segment for the year ended December 31, 2011, compared to the same period of 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	37,225	31,715	5,510	17.4%
Other operating income (expenses)	(25,829)	(22,927)	(2,902)	12.7%
Non-interest expenses (1)	(23,315)	(20,827)	(2,488)	11.9%
Tax expenses for ISS, PIS and COFINS and other	(2,596)	(2,139)	(457)	21.4%
Share of comprehensive income of unconsolidated companies, net	(43)	19	(62)	-326.3%
Other	125	20	105	525.0%
Income before income tax and social contribution	11,396	8,788	2,608	29.7%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Upon the completion of the integration of Unibanco's branches and other customer sites throughout Brazil in the end of 2010. During 2011 we were able to improve our processes and expand accordingly the volume of services and increase our customer base, while maintaining service quality. Non-interest expenses totaled R$23,315 million in 2011, an increase of R$2,488 million, or 11.9%, compared to 2010.This increase was driven by the higher volume of overall customer transactions, an increase in provisions for civil lawsuits (see note 31 of our consolidated financial statements), as well as increased selling expenses for credit cards due to the growth in client base and volume of transactions (see note 25 to our consolidated financial statements) and to the 9.0% salaries increase on the labor agreement, partially offset by a reduction of expenses related to the migration of Unibanco branches and CSBs to the Itaú layout and platform and to improvements in our insurance selling process.

Our tax expense for ISS, PIS and COFINS and other taxes increased 21.4% compared to year ended December 31, 2010. This increase reflects the increase in revenues and in our operational activities throughout the year. See “—Net interest income above”.

Our share of comprehensive income of unconsolidated companies, net from commercial bank activities decreased by R$62 million for the year ended December 31, 2011 compared to the same period of 2010, mainly due to an impairment of the investment held in the Banco Português de Investimento to recognize its market value based on the share price on the respective closing dates.

The net income from commercial bank activities totaled R$7,563 million in 2011, an increase of R$1,282 million compared to 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	11,396	8,788	2,608	29.7%
Income tax and social contribution	(3,833)	(2,509)	(1,324)	52.8%
Non-controlling interest in subsidiaries	-	2	(2)	-100.0%
Net income attributable to owners of the parent company	7,563	6,281	1,282	20.4%

Income tax expense and social contribution for the year resulted in a tax expense of R$3,833 million in 2011 compared to R$2,509 million in the prior year, a 52.8% increase. The main reasons for this was the increase in income before income tax and social contribution and the adjustment in tax rate as explained above.

Itaú BBA

For our corporate and investment bank activities (Itaú BBA), the banking product for 2011 compared to 2010, is shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	6,897	6,400	497	7.8%
Interest margin (1)	4,896	4,601	295	6.4%
Banking service fees	2,123	1,932	191	9.9%
Income from insurance, private pension and capitalization operations before claim and selling expenses	-	-	-	-
Other income	(122)	(133)	11	-8.3%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from financial assets and liabilities and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2011, our consolidated banking product from Itaú BBA increased by 7.8%, from R$6,400 million in the year ended December 31, 2010 to R$6,897 million for the same period in 2011, an increase of R$497 million. This increase was mainly due to an increase in interest margin and in banking service fees due to an increase in the large companies’ segment credit portfolio by 21.7%, and an increase in revenues from investment bank transactions and credit fees and by an increase in other income of R$11 million.

Our losses on loans and claims from Itaú BBA are shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	6,897	6,400	497	7.8%
Losses on loans and claims	(134)	186	(320)	-172.0%
Expenses for allowance for loan losses	(266)	(182)	(84)	46.2%
Recovery of loans written-off as losses	132	368	(236)	-64.1%
Expenses for claims	-	-	-	-
Operating margin	6,763	6,586	177	2.7%

We had a loss of R$134 million on loans and claims for the year ended December 31, 2011 compared to a gain on losses on loans and claims of R$186 million for the year ended December 31, 2010. In both 2011 and 2010 we reversed provisions for allowance for loans losses, with significantly increased reversals in 2010. The strong quality level of the credit portfolio is to be highlighted, with 95,3% of the credits as described as “AA”, “A” an “B” risk ratings, in accordance with criteria set forth in the Brazilian Monetary Council Resolution 2,682.

Our other operating income (expenses) in the Itaú BBA segment in the table below shows an increase of 7.0% for the year ended December 31, 2011, compared to the same period of 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	6,763	6,586	177	2.7%
Other operating income (expenses)	(2,911)	(2,721)	(190)	7.0%
Non-interest expenses (1)	(2,605)	(2,379)	(226)	9.5%
Tax expenses for ISS, PIS and COFINS and other	(341)	(387)	46	-11.9%
Share of comprehensive income of unconsolidated companies, net	6	(6)	12	-200.0%
Other	29	51	(22)	-43.1%
Income before income tax and social contribution	3,852	3,865	(13)	-0.3%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$2,605 million in 2011, an increase of R$226 million, or 9.5%, compared to 2010. The rise in non-interest expense is primarily attributable to the 9.0% salaries increase on the labor agreement.

Tax expense for ISS, PIS and COFINS and other taxes resulted in R$341 million in 2011 compared to R$387 million in the prior year, an 11.9% decrease.

Net income from Itaú BBA activities decreased by 9.7% for the year ended December 31, 2011 compared to the same period of 2010, as showed in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	3,852	3,865	(13)	-0.3%
Income tax and social contribution	(1,287)	(1,023)	(264)	25.8%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	2,565	2,842	(277)	-9.7%

Income before tax and social contribution from Itaú BBA decreased 0.3% for the period ended December 31, 2011 compared to the same period of 2010, from R$3,865 million in 2010 to R$3,852 million in 2011. Income before tax and social contribution for the year totaled R$1,287 million in 2011 compared to R$1,023 million in the prior year, a 25.8% increase due to the adjustment in tax rate as explained above.

Consumer credit

We offer credit cards to non-account holders both through direct sales and through our partnerships, in the form of joint ventures and operating agreements with major retailers present in the Brazilian market. We also offer vehicle financing to non-account holders, through a wide chain of partnerships with both new and used car retailers in Brazil.

The banking product from consumer credit business operating segment is show in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	14,102	15,148	(1,046)	-6.9%
Interest margin (1)	8,356	9,044	(688)	-7.6%
Banking service fees	5,719	5,765	(46)	-0.8%
Income from insurance, private pension and capitalization operations before claim and selling expenses	(13)	254	(267)	-105.1%
Other income	40	85	(45)	-52.9%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from financial assets and liabilities and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2011, our interest margin from consumer credit decreased by 7.6%, from R$9,044 million in the year ended December 31, 2010 to R$8,356 million for the same period in 2011, a decrease of R$ 688 million. Banking service fees remained in line with 2010. The income from insurance, private pension and capitalization operations before claim and selling expenses decreased R$ 267 million in the year ended December 31, 2011 compared to the year ended December, 31, 2010. This decrease is due to the small growth in the vehicles loan portfolio during 2011, as a result of an increase in the capital requirements established by Central Bank for this market.

Our losses on loans and claims from consumer credit segment increased 13.7% in the year ended December 31, 2011 compared to the same period of 2010, from R$3,754 million in 2010 to R$4,270 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	14,102	15,148	(1,046)	-6.9%
Losses on loans and claims	(4,270)	(3,754)	(516)	13.7%
Expenses for allowance for loan losses	(5,270)	(4,702)	(568)	12.1%
Recovery of loans written-off as losses	1,000	948	52	5.5%
Expenses for claims	-	-	-	-
Operating margin	9,832	11,394	(1,562)	-13.7%

Our expenses for allowance for loan losses increased by 12.1%, from R$4,702 million in the year ended December 31, 2010 to R$5,270 million in the same period of 2011. This increase is due to an increase in the delinquency levels of Brazilian consumers generally and the growth in the credit portfolio in 2011.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	9,832	11,394	(1,562)	-13.7%
Other operating income (expenses)	(7,911)	(7,826)	(85)	1.1%
Non-interest expenses (1)	(6,948)	(6,857)	(91)	1.3%
Tax expenses for ISS, PIS and COFINS and other	(953)	(969)	16	-1.7%
Share of comprehensive income of unconsolidated companies, net	-	-	-	-
Other	(10)	-	(10)	-
Income before income tax and social contribution	1,921	3,568	(1,647)	-46.2%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$6,948 million in 2011, an increase of R$91 million, or 1.3%, compared to 2010, remaining in line with 2010, mainly due to the 9.0% salaries increase on the labor agreement, offset by the restructuring of the consumer credit area.

Tax expenses for ISS, PIS and COFINS and other taxes remained in line with 2010. See “—Net interest income above”.

Our income before tax and social contribution on net income in the consumer credit segment decreased 46.2% in the year ended December 31, 2011 compared to the same period of 2010, from R$3,568 million in 2010 to R$1,921 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	1,921	3,568	(1,647)	-46.2%
Income tax and social contribution	(477)	(1,054)	577	-54.7%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	1,444	2,514	(1,070)	-42.6%

Income tax and social contribution for the year totaled R$477 million in 2011 compared to R$1,054 million in the prior year, a 54.7% decrease, primarily due to lower income before income tax and social contribution, partially offset by the adjustment in tax rate as explained above.

Activities with the Market and Corporation

The activities with the market and corporation segment presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of treasury operations, equity in the earnings of companies that are not linked to any segments, as well those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The banking product from activities with the market and corporation business operational segment is shown in the table below and increased by 39.7%, from R$3,657 million in the year ended December 31, 2010 to R$5,109 million in the same period in 2011, an increase of R$1,452 million, mainly due to an increase in the interest margin.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	5,109	3,657	1,452	39.7%
Interest margin (1)	4,801	3,356	1,445	43.1%
Banking service fees	309	182	127	69.8%
Income from insurance, private pension and capitalization operations before claim and selling expenses	(1)	(12)	11	-91.7%
Other income	-	131	(131)	-100.0%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from financial assets and liabilities and foreign exchange results and exchange variation on transactions.

The interest margin within this segment primarily consists of revenues by treasury transactions and excess capital. During the year ended December 31, 2011, the interest margin totaled R$4,801 million and increased by 43.1% compared to the same period of 2010. This increase is primarily due to higher investing capital excess gains in 2011 compared to 2010, partially offset by lower gains in treasury operations.

Banking service fees increased 69.8% while income from insurance, private pension and capitalization operations before claim and selling expenses decreased 91.7% and other income in 2011 decreased 100%. These changes were due to differences in revenues and expenses allocation to other operating segments in 2011 compared to 2010.

Losses on loans and claims increased from R$2 million in 2010 to R$521 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	5,109	3,657	1,452	39.7%
Losses on loans and claims	(521)	(2)	(519)	-
Expenses for allowance for loan losses	(531)	(2)	(529)	-
Recovery of loans written-off as losses	10	-	10	-
Expenses for claims	-	-	-	-
Operating margin	4,588	3,655	933	25.5%

The expenses for allowance for loans losses increased from R$2 million in 2010 to R$531 million in 2011, due to an increase in provisions we made in 2011 in connection with our activities with the market and corporation segment in excess of Central Bank requirements as a result of our model for allowance for loan losses which includes the expected loss.

Other operating income (expenses) decreased from R$860 million in 2010 to R$390 million in 2011, as shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	4,588	3,655	933	25.5%
Other operating income (expenses)	(390)	(860)	470	-54.7%
Non-interest expenses (1)	(935)	(1,005)	70	-7.0%
Tax expenses for ISS, PIS and COFINS and other	51	(274)	325	-118.6%
Share of comprehensive income of unconsolidated companies, net	447	409	38	9.3%
Other	47	10	37	370.0%
Income before income tax and social contribution	4,198	2,795	1,403	50.2%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

The Tax expenses for ISS, PIS and COFINS and other decreased R$ 325 million in the year ended December 31, 2011 compared to the year ended December, 31, 2010, mainly due to the increase in the PIS and COFINS taxable base with respect to the payment of interest on own capital between the different group companies.

Non-interest expenses decreased R$70 million in the year ended December 31, 2011 compared to the year ended December, 31, 2010.

Share of comprehensive income of unconsolidated companies, net remained in line with 2010, due to the results of Porto Seguro.

Net income in the activities with the market and corporation segment increased from R$1,386 million in 2010 to R$3,069 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	4,198	2,795	1,403	50.2%
Income tax and social contribution	(244)	(495)	251	-50.7%
Non-controlling interest in subsidiaries	(885)	(914)	29	-3.2%
Net income attributable to owners of the parent company	3,069	1,386	1,683	121.4%

Income tax and social contribution decreased R$251 million in 2011 from 2010, due to the adjustment in tax rate as explained above.

Non-controlling interest in subsidiaries in 2011 stood in line with 2010.

5B. Liquidity and Capital Resources

Our Superior Institutional Treasury and Committee for Liquidity determines our policy regarding asset and liability management. See “Item 4B. Business Overview — Risk Management.” Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

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

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

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

Due to our stable sources of funding, which include a large deposit base the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place pursuant to which we can access further funding, we have not historically experienced liquidity problems, despite the disruptions in the international financial markets. See “Item 3D. Risk Factors — Risks Relating to Our Business and the Banking Industry — We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.”

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements.  In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in Itaú Unibanco Holding, which are represented by CDIs — certificados de depósitos interfinanceiros. These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets forth our average liabilities for 2011 and 2010.

	(in millions of R$, except percentages)
	For the Year Ended December 31,
	2011		2010
	Average balance	% of total	Average balance	% of total
Interest-bearing liabilities	580,695	80.3%	471,501	79.6%
Interest-bearing deposits	186,429	25.8%	164,210	27.7%
Savings deposits	61,143	8.5%	52,457	8.9%
Interbank Deposits	2,376	0.3%	1,703	0.3%
Time deposits	122,910	17.0%	110,050	18.6%
Securities sold under repurchase agreements	203,021	28.1%	163,634	27.6%

Interbank market debt and Institutional market debt	125,007	17.3%	89,231	15.1%
Interbank market debt	77,189	10.7%	50,782	8.6%
Institutional market debt	47,818	6.6%	38,449	6.5%
Reserves for insurance private pension and liabilities for capitalization plans	66,237	9.2%	54,426	9.2%
Non-interest-bearing liabilities	142,740	19.7%	120,933	20.4%
Non-interest bearing deposits	26,072	3.6%	25,817	4.4%
Other non-interest bearing liabilities	116,668	16.1%	95,116	16.1%
Total liabilities	723,435	100.0%	592,434	100.0%

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For a more detailed description of our sources of funding see “Item 4B — Business Overview — Funding” and notes 16 and 18 to our consolidated financial statements.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The international financial turmoil magnified the importance of issues associated with funding and the liquidity of financial institutions around the world. In order to finance our operations, we intensified the use of liquidity provided by savings and time deposits, securities sold under repurchase agreements, interbank market debt and institutional market debt during 2010 and 2011. The balance of time deposits decreased its share on the total funding in 2011 because we utilized less expensive funding sources, such as Brazilian debentures subject to repurchase which are reported under “securities sold under repurchase agreements” and are offered not only to institutional clients but also to private banking, corporate banking and retail clients. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and higher fees earned on market funds.

Our ability to obtain funding depends on numerous factors, including our credit ratings, general economic conditions, investors’ perception of emerging markets in general and of Brazil (in particular, prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding).

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2011, none of these events, including any events of default or failure to satisfy financial covenants had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2012.

Changes in Cash Flows

The following table sets forth the main variations in our cash flows during the years ended December 31, 2011 and 2010.

	(in millions of R$)
	For the Year Ended December 31,
	2011	2010

Net cash (used in) provided by operating activities	(7,440)	(30,872)
Net cash used in investing activities	(1,311)	(2,117)
Net cash provided by (used in) financing activities	(921)	6,575
Net increase (decrease) in cash and cash equivalents	(9,672)	(26,414)

Operating Activities

Our cash flows from operating activities resulted in cash outflows of approximately R$7,440 million in 2011 compared to cash outflows of R$30,872 million in 2010. In 2011, the change in cash flows was primarily due to a change in deposits of R$26,442 million, from cash inflows of R$12,165 million in 2010 to cash inflows of R$38,607 million in 2011 and to a change in funds from interbank markets of R$9,962 million, from cash inflows of R$17,891 million in 2010 to a cash inflows of R$27,853 million in 2011.

Investing Activities

Our cash flows from investing activities generated cash outflows of R$1,311 million and R$2,117 million in 2011 and 2010, respectively. In 2011, the change in cash flows was primarily due to a change in available for sale securities of R$15,971 million, from cash outflows of R$17,629 million in 2010 to a cash outflows of R$33,600 million in 2011.

Financing Activities

Our cash flows from financing activities generated cash outflows of R$921 million in 2011, inflows of approximately R$6,575 million in 2010. In 2011, the change in cash outflows was primarily due to a decrease in redemptions in institutional markets of R$6,778 million, from cash outflows of R$1,796 million in 2010 to cash outflows of R$8,574 million in 2011, partially offset by an increase in funding from institutional market of R$1,293 million, from R$12,953 million in 2010 to R$14,246 million in 2011.

We paid dividends and interest on capital in the amount of approximately R$4,588 million and R$4,315 million in 2011 and 2010, respectively. In 2011 we purchased an amount of R$1,303 million treasury shares, which generated a cash outflow of the same amount.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11.0% of risk-weighted assets, in lieu of the 8% minimum capital requirement of the original Basel Accord, or Basel I, and Basel II. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements”. In addition, the Central Bank of Brazil is expected to issue in the near future new rules for implementation of the Basel III framework in Brazil, as detailed in the Public Hearing 40/2012 of February 17, 2012. See “Item 4B. Business Overview — Regulation and Supervision – Regulation by the Central Bank – Capital Adequacy and Leverage/Regulatory Capital Requirements – Implementation of Basel III in Brazil”.

We have internal procedures and committees responsible for assessing the impacts of the implementation of the Basel III Framework on our capital ratios and operations, based on the Basel III Framework as proposed by the Basel Committee and on the proposed rules for its implementation in Brazil, as currently outlined in Public Hearing 40/2012. In the event that Public Hearing 40/2012 is fully implemented as currently proposed by the Central Bank and based on our current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the outcome of Public Hearing 40/2012, we might need to reassess our ongoing funding strategy for regulatory capital.

Additionally, we have been monitoring our liquidity ratios, as they are defined by the Basel III Framework and, based on conservative assumptions, we are already in compliance with such ratios. Public Hearing 40/2012 does not address liquidity ratios requirements and the Central Bank has not yet officially pronounced itself on liquidity regulation. Nevertheless our intention is to not only comply with, but to actually maintain liquidity resulting in ratios higher than the minimal requirements of the Basel III Framework.

As required by Central Bank rules, we currently measure our capital compliance according to two different methods: (i) by consolidating only our financial subsidiaries, and (ii) on a fully consolidated basis, including all of our financial and non-financial subsidiaries. We believe we have a solid capital base as measured by both methods. As of December 31, 2011, 2010 and 2009, our solvency ratio measured on a fully consolidated basis was 16.4%, 15.4% and 16.7%, respectively. The variation in our solvency ratio measured on a fully consolidated basis since December 31, 2009 was the result of several factors, including: (i) the impact of net income less payments of dividends and interest on stockholder’s equity for each period and (ii) the issuance of subordinated debt, which factors were partially offset by (iii) an organic increase in our total risk-weighted assets, mainly due to the growth of lending transactions, and (iv) the changes in the weight applied to lending to individuals. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements”.

As approved by the Central Bank on January 13, 2012, issuances of our subordinated debt, which total R$198 million as of January 31, 2012, qualify as Tier 2 Capital.

In addition, issuances of our subordinated debt in the amount of R$108.4 million as of December 31, 2011 are pending Central Bank approval in order to qualify as Tier 2 Capital. After the effect of such issuances, our Basel ratios would increase by 0.05%.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2011 and 2010, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

(in millions of R$, except percentages)
	As of December 31,
	2011	2010

Tier 1 Capital	71,601	62,240
Tier 2 Capital	21,565	18,652
Tier 1 plus Tier 2 Capital	93,166	80,892
Adjustments	(55)	(173)
Our regulatory capital (1)	93,111	80,719
Minimum regulatory capital required (2)	62,556	57,525
Excess over minimum regulatory capital required	30,555	23,194
Total risk-weighted assets	568,693	522,952
Our regulatory capital to risk-weighted assets ratio	16.4%	15.4%
(1) Based on Central Bank requirements (see note 32 to our consolidated financial statement).
(2) The minimum requirement in Brazil was 11% as of December 31, 2011 and 2010.

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

On November 11, 2011, the Central Bank enacted Circular No. 3,563, which amended Circular No. 3,360, of September 12, 2007, establishing certain measures to ease the capital requirements relating to certain retail transactions given the current economic scenario. See “Item 4B. Business Overview — Regulation and Supervision — Regulations by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements — Changes in Capital Allocation”.

Circular No. 3,568, of December 21, 2011, amends the provisions of Circulars No 3,361, of September 12, 2007, No. 3,388, of June 4, 2008, No. 3,389, of June 25, 2008, No. 3,478 of December 24, 2009 and No. 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion of regulatory capital related to market risk. The new calculation method will be adopted gradually from January 1, 2012, and will be fully effective on December 31, 2012. If these new rules had already been in effect on December 31, 2011, our solvency ratio would have been reduced by approximately 0.7%.

The funds obtained through the issue of subordinated debt securities that are considered capital Tier II for purposes of capital to risk-weighted assets ratio, are set forth below as of December 31, 2011:

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,970
			100% CDI + 0.35% to 0.45%	732
			IGPM + 7.31 to 7.35%	278
	2002	2012	102.5% of CDI	200
	2008	2013	100% to CDI + 0.50% to 0.60%	1,558
			106% to 107% of CDI	48
	2003	2013	102% of CDI	40
	2007	2014	100% to CDI + 0.35% to 0.60%	1,865
	2007	2014	IGPM + 7.35%	33
	2008	2014	112% of CDI	1,000
	2008	2015	119.8% of CDI	400
	2010	2015	113% to CDI	50
	2006	2016	100% to CDI + 0.47% (1)	466
	2010	2016	110% to 114% of CDI	2,664
	2010	2016	IPCA + 7.33%	123
	2010	2017	IPCA + 7.45%	367
			TOTAL	14,793

Subordinated financial credit bills
	2010	2016	100 % to CDI + 1.35% to 1.36%	365
	2010	2016	112% to 112.5% of CDI	1,873
	2010	2016	IPCA + 7%	30
	2010	2017	IPCA + 6.95% to 7.2%	206
	2011	2017	108% to 112% of CDI	3,011
	2011	2017	IPCA + 6.15% to 7.8%	343
	2011	2017	IGPM + 6.55% to 7.6%	55
	2011	2017	100% to CDI + 1.29% to 1.52%	3,650
	2011	2018	IGPM + 7%	42
	2011	2018	IPCA + 7.53% to 7.7%	30
	2011	2019	109% to 109.7% to CDI	1
	2011	2021	109.25% to 110.5% to CDI	6
			TOTAL	9,612

Subordinated euronotes
	2010	2020	6.2%	1,731
	2010	2021	5.8%	1,694
	2011	2021	5.8%	401
	2011	2021	6.2%	765
			TOTAL	4,591

Preferred shares
	2002	2015	3.04%	1,389

(1) Subordinated CDBs may be redeemed as from November 2011.

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

Our Superior Institutional Treasury Committee for Liquidity analyzes the statement of income and risk information on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. For more detailed information on the monitoring of our positions, see “Item 4B — Business Overview — Risk Management — Market Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities based on our contractual cash flows as of December 31, 2011 and therefore does not reflect interest rate gap positions that may exist as at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)
	Up to 30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Total interest-earning assets	236,921	142,241	90,272	222,650	53,746	745,830
Central Bank compulsory deposits	98,053	-	-	-	-	98,053
Interbank deposits	18,911	3,226	3,247	2,176	261	27,821
Securities purchased under agreements to ressel	50,131	40,462	1,655	-	-	92,248
Financial assets held for trading	7,188	3,369	27,149	72,088	12,095	121,889
Financial assets designated at fair value through profit or loss	186	-	-	-	-	186
Derivatives	2,277	2,199	1,473	2,315	490	8,754
Available-for-sale financial assets	6,139	3,997	3,768	17,042	16,564	47,510
Held-to-maturity financial assets	87	-	33	1,319	1,666	3,105
Loan operations and lease operations	53,949	88,988	52,947	127,710	22,670	346,264
Total interest-bearing liabilities	167,707	69,188	47,978	230,642	41,307	556,822
Savings deposits	67,170	-	-	-	-	67,170
Time deposits	30,918	19,167	11,475	79,543	3,366	144,469
Interbank deposits	665	683	445	272	-	2,065
Securities sold under repurchase agreements	55,866	11,403	11,139	89,261	17,744	185,413
Financial liabilities held for trading	48	854	901	909	103	2,815
Derivatives	1,526	1,245	1,364	2,104	508	6,747
Interbank maket debt	5,904	24,588	16,773	38,781	4,452	90,498
Institucional market debt	2,772	11,248	5,881	19,772	15,134	54,807
Liabilities for capitalization plans	2,838	-	-	-	-	2,838
Asset/liability gap	69,214	73,053	42,294	(7,992)	12,439	189,008
Cumulative gap	69,214	142,267	184,561	176,569	189,008
Ratio of cumulative gap to total interest-earning assets	9.3%	19.1%	24.7%	23.7%	25.3%

Exchange Rate Sensitivity

The greater part of our operations is denominated in, or indexed to, reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although denominated in reais, are dollar-indexed and therefore expose us to exchange rate risks. The Central Bank regulates our maximum open, short and long foreign currency positions. As of December 31, 2011, our net foreign currency position, including investments abroad was a liability totaling R$8,345 million. See “note 35 of our consolidated financial statements”. The gap management policy adopted by our Superior Institutional Treasury Committee for Liquidity takes into consideration the tax effects on this position. Since the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) of a sufficient amount, so that our total foreign exchange exposure, net of the tax effects, is consistent with our strategy of low exposure to risk.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations and dollar-linked onlending from government financial institutions. The proceeds of these operations are mainly applied to dollar-linked lending operations and securities purchases.

The following table sets forth assets and liabilities classified by currency including those denominated in Brazilian reais and those denominated in or indexed to foreign currencies as of December 31, 2011. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

(in millions of R$, except percentages)
	As of December 31, 2011
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency(1)	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	656,457	30,125	131,555	818,136	19.8%
Cash and deposits on demand	5,500	472	4,696	10,668	48.4%
Central Bank compulsory deposits	95,942	-	2,111	98,053	2.2%
Interbank deposits	9,820	920	17,081	27,821	64.7%
Securities purchased under agreements to resell	91,643	-	605	92,248	0.7%
Financial assets held for trading	108,755	532	12,602	121,889	10.8%
Financial assets designated at fair value through profit or loss	-	186	-	186	100.0%
Derivatives	8,655	99	-	8,754	1.1%
Available-for-sale financial assets	37,670	4,150	5,690	47,510	20.7%
Held-to-maturity financial assets	2,823	-	282	3,105	9.1%
Loan operations and lease operations	274,221	10,280	61,763	346,264	20.8%
Allowance for loan losses	(23,187)	-	(686)	(23,873)	2.9%
Other financial assets	872	13,229	26,153	40,254	97.8%
Investments in unconsolidated companies	2,544	-	-	2,544	0.0%
Fixed assets, net	5,023	-	335	5,358	6.3%
Intangibles assets, net	3,515	-	310	3,825	8.1%
Tax assets	25,772	-	316	26,088	1.2%
Assets held for sale	77	-	8	85	9.4%
Other assets	6,812	257	288	7,357	7.4%
Percentage of total assets	80.2%	3.7%	16.1%	100.0%
Liabilities and Stockholders’ Equity:	595,795	57,448	164,893	818,136	27.2%
Deposits	183,569	183	58,884	242,636	24.3%
Securities sold under repurchase agreements	178,009	-	7,404	185,413	4.0%
Financial liabilities held for trading	-	-	2,815	2,815	100.0%
Derivatives	4,389	-	2,358	6,747	34.9%
Interbank market debt	59,816	13,742	16,940	90,498	33.9%
Institutional market debt	2,404	29,901	22,502	54,807	95.6%
Other financial liabilities	8,694	10,045	25,380	44,119	80.3%
Reserves for insurance and private pension	69,788	1,112	4	70,904	1.6%
Liabilities for capitalization plans	2,838	-	-	2,838	0.0%
Provisions	15,974	-	16	15,990	0.1%
Tax liabilities	6,957	-	451	7,408	6.1%
Other liabilities	14,699	2,465	1,461	18,625	21.1%
Non-controlling interests	1,395	-	-	1,395	0.0%
Stockholders’ equity	47,263	-	26,678	73,941	36.1%
Percentage of total liabilities and stockholders’ equity	72.8%	7.0%	20.2%	100.0%

(1) Predominantly U.S. dollar.

For purposes of analysing our exposure to changes in foreign currency, the table below present the composition of the notional amount of our derivative instruments as of December 31, 2011, classified in reais and foreign currency, which also include the instruments linked to foreign currency. For the fair value of the derivatives financial instruments we refer to note 7 and note 30 of our consolidated financial statements.

(in millions of R$)
	Notional amounts
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
Derivative financial instruments
Swap contracts
Buy (Sale) commitments, net	1,289	(1,289)	-
Forward contracts
Buy (Sale) commitments, net	1,987	3,857	5,844
Future contracts
Buy (Sale) commitments, net	192,332	43,402	235,734
Option contracts
Buy (Sale) commitments, net	72,569	4,035	76,604
Others
Buy (Sale) commitments, net	4,020	543	4,563

Capital Expenditures

In 2011, we made capital expenditures related to the opening of new branches and other points of sale. Over the past two years, we also have made significant capital expenditures to automate and upgrade our branch network and develop specific programs to improve the layout of several of our branches. In addition, we have made significant capital expenditures for computer systems, communications equipment and other technology designed to increase the efficiency of our operations, the services offered to our customers and our productivity.

At the end of the year 2011, our network was comprised of 4,984 branches and CSBs, including Brazil and abroad. In Brazil, 123 branches and 43 CSBs were opened during the year. The number of ATMs totals approximately 29 thousand, including Brazil and abroad, representing a decrease from the prior year, mainly due to the branch remodeling to the new pattern which resulted in the resizing and the replacement with more efficient equipments, such as, for example, the removal of check dispensers.

The table below sets forth our capital expenditures for the years ended December 31, 2011 and 2010.

(in millions of R$)
	For the Year Ended December 31,
	2011	2010
FIXED ASSETS	1,903	1,924
Land and buildings	248	208
Leasehold improvements	229	225
Furniture and data processing equipment	1,341	1,374
Other	85	117

INTANGIBLE ASSETS	1,972	582
Acquisition of rights to credit payroll	366	182
Partnership for the promotion and offer of financial products and services	318	195
Software developed or obtained for internal use	981	205
Other intangible	307	-
Total	3,875	2,506

We expect that our capital expenditures in 2012 will not be substantially greater than our historical expenditure levels and will consist mainly of investments to continue the upgrade of our technology, customer service and back office administrative systems, as well as continue to make internet-related investments. We anticipate that, in accordance with our practice during recent years, our capital expenditures in 2012 will be funded by our internal resources. We cannot assure you, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

5C. Research and Development, Patents and Licenses, Etc.

Not applicable.

5D. Trend Information

As of the date of filing of our annual report on Form 20-F, we could not identify any known trend that we believe is reasonably likely to materially impact our future results, liquidity and/or capital resources. However, we acknowledge that there are factors that will affect our future results of operations, liquidity and capital resources, including:

The Brazilian economic environment. As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual gross domestic product, or GDP, growth of approximately 4.2% from 2004 to 2010, which led to increased bank lending and deposits. The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. Our business may be affected by changes in policies or regulations involving or affecting interest rates, reserve requirements, capital requirements, liquidity of capital, financial and credit markets, general economic growth, inflation and currency fluctuations, taxes, exchange controls, increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations with us. We may also be affected by other political, diplomatic, social and economic developments within and outside Brazil that affect the country. See “Item 5A. Operating Results”.

Legal and regulatory developments. The regulatory structure governing Brazilian financial institutions is continuously evolving, and, as a consequence, parts of our business that are not currently subject to government regulation may become regulated in the future. Amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition, and results of operations, including our ability to provide loans, make investments or render certain financial services. We also have operations in countries outside of Brazil, including Argentina, Chile, Paraguay, Uruguay, Portugal and the United States. Changes in the laws or regulations applicable to our business in the countries in which we operate or adoption of new laws may have a material adverse effect on our business, financial condition, and results of operations.

The effects of any continued international financial turmoil, including on our required liquidity and capital. The global financial crisis and any resulting lack of liquidity and depreciation of financial assets by the major global financial institutions may affect our business. We lend primarily to Brazilian borrowers and the effects of a global financial crisis could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate. See “Item 5A. Operating Results - Effects of the Global Financial Markets on our Financial Conditions and Results of Operations”.

The effects of fluctuations in the value of the real and interest rates on our net interest income. The real fluctuates in relation to the U.S. dollar and other foreign currencies. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. Although as of December 31, 2011, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, depending on the circumstances, either a depreciation or an appreciation of the real could have a material adverse effect on our business, financial condition and results of operations.

The effects of inflation in our results of operations. As a bank in Brazil, the majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. Measures to combat historically high rates of inflation have included maintaining a tight monetary policy with high interest rates, resulting in restrictions on credit and short-term liquidity. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Challenges inherent to any acquisition of financial institutions. Acquisition and integration of institutions and assets involves certain risks including the risk that (a) the integration process may cause us to incur unexpected costs and operating expenses and place additional demands on management time, (b) we may incur unexpected liabilities or contingencies relating to the acquired businesses, (c) antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction, and (d) we may fail to achieve the expected operational and financial synergies and other benefits from such mergers or acquisitions.

Developments and perception of risk of other countries. Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect the market value of securities of Brazilian issuers. Crises in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

In addition to the above, you should read “Item 3D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in note 35 of our consolidated financial statements and derivative financial instruments discussed above under “Item 5B. Liquidity and Capital Resources –- Exchange Rate Sensitivity.”

5F. Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2011:

(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interbank market debt	90,498	47,265	30,133	8,648	4,452
Institutional market debt	54,807	19,901	9,565	10,207	15,134

Operating and capital (finance) lease obligations	4,353	1,102	1,909	748	595
Guarantees and stand by letters of credit	51,530	11,502	5,314	1,910	32,804
Pension Obligation	245	17	15	14	199
Health Benefits	120	6	14	16	84
Total	201,553	79,793	46,950	21,543	53,268

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of officers.

Pursuant to our bylaws, our board of directors must be composed of a minimum of 10 and a maximum of 14 directors elected by our shareholders at the annual shareholders’ meeting. Our board of directors meets regularly eight times a year and extraordinarily any time it deems necessary.

Our board of officers must be composed of a minimum of 5 and a maximum of 20 members. Our board of officers is elected by our board of directors.

All of our directors and officers are elected for a term of one year and can be re-elected. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of officers as of the date hereof. The members of our board of directors were elected on April 25, 2011 at our annual shareholders’ meeting and the majority of the members of our board of officers were elected on April 28, 2011 at a meeting of our board of directors, respectively. Additionally, on September 21, 2011, Mr. Emerson Macedo Bortoloto was elected as officer for a term ending at the board meeting following the 2012 general shareholders’ meeting and took office on November 1, 2011. Mr. Bortoloto replaced Wagner Roberto Pugliese, who served as an officer of Itaú Unibanco Holding until June 3, 2011. In addition, on December 16, 2011, Mr. Rodrigo Luís Rosa Couto was elected as officer for a term ending at the investiture of the members to be elected on the board meeting following the 2012 general shareholders’ meeting. His election was approved by the Central Bank and he was invested in his position on January 10, 2012. Finally, Mr. Carlos Eduardo de Souza Lara and Mr. Jackson Ricardo Gomes stepped down from their positions as officers of Itaú Unibanco Holding on February 29, 2012 and March 6, 2012, respectively.

Pursuant to Brazilian law, the election of each member of our board of directors and our board of officers must be approved by the Central Bank. Under Brazilian law, an acting director or officer retains his or her position until he or she is reelected or a successor is elected.

As determined pursuant to our corporate governance policy, we have three directors who are independent. See “Item 16G. Corporate Governance — Principal Differences between Brazilian and U.S. Corporate Governance Practices – Majority of Independent Directors”

The business address for correspondence with each of our directors and officers is Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil.

Directors:

Name	Position	Date of Birth
Pedro Moreira Salles	Chairman	10/20/1959
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alcides Lopes Tápias(*)	Director	09/16/1942
Alfredo Egydio Setubal	Director	09/01/1958
Candido Botelho Bracher	Director	12/05/1958
Fernando Roberto Moreira Salles	Director	05/29/1946
Francisco Eduardo de Almeida Pinto	Director	12/14/1958
Gustavo Jorge Laboissiere Loyola(*)	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Israel Vainboim	Director	06/01/1944
Pedro Luiz Bodin de Moraes(*)	Director	07/13/1956
Ricardo Villela Marino	Director	01/28/1974

(*)      Independent director.

Officers:

Name	Position	Date of Birth
Roberto Egydio Setubal	President and Chief Executive	10/13/1954
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Caio Ibrahim David	Executive Officer	01/20/1968
Claudia Politanski	Executive Officer	08/31/1970
Marcos de Barros Lisboa	Executive Officer	08/02/1964
Ricardo Baldin	Executive Officer	07/14/1954
Sérgio Ribeiro da Costa Werlang	Executive Officer	06/23/1959
Eduardo Hiroyuk Miyaki	Officer	06/11/1972
Emerson Macedo Bortoloto	Officer	07/25/1977
Marco Antonio Antunes	Officer	10/31/1959
Rogério Paulo Calderón Peres	Officer	02/02/1962
Rodrigo Luis Rosa Couto	Officer	08/08/1975

Set forth below are the summary biographical descriptions of our directors and officers. As described, some of the members of our board of directors and board of officers also perform senior management functions at our subsidiaries and at Itaúsa and its subsidiaries.

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

Mr. Alfredo Egydio Arruda Villela Filho has been the vice chairman of our board of directors since November 2002 (with investiture on March 10, 2003). He has served as president and CEO of Itaúsa since September 2008 and was a member of the board of directors of Itaúsa from 1995 to 2008. He is the chairman of the board of directors of Itautec S.A., or Itautec, and vice chairman of the boards of directors of Duratex S.A., or Duratex, and of Elekeiroz S.A., or Elekeiroz. Mr. Villela Filho has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in Business Administration from Fundação Getulio Vargas (FGV).

Mr. Roberto Egydio Setubal has been the vice chairman of our board of directors since March 2003 (with investiture on March 10, 2003). He has served as a director since April 1995 and president and chief executive officer since April 1994. He served as our general manager from 1990 to 1994. He has served as executive vice president of Itaúsa since May 1994 and chairman of the board of directors of Itaú BBA since February 2003. Mr. Roberto Setubal was the president of the FEBRABAN and of the Brazilian National Federation of Banks (Federação Nacional de Bancos, or FENABAN, from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRÁS from March 2002 to January 2003. He is currently a board member of the IIF and of the International Monetary Conference and serves on the international advisory committee of the Federal Reserve Bank of New York and the international advisory committee of the New York Stock Exchange, or NYSE. Mr. Roberto Setubal has a bachelor’s degree in Production Engineering from Escola Politécnica of the Universidade de São Paulo (USP) and a master of science degree in Engineering from Stanford University.

Mr. Alcides Lopes Tápias has been a member of our board of directors since November 2002 (with investiture on March 10, 2003). He has been a member of the audit committee of Itaú Unibanco Holding since 2004. He is a partner in Aggrego Consultores and a member of its advisory board and a member of the board of directors and of the audit, finance and actuarial, human resources and information technology committees of Medial Saúde S.A. He served on the board of directors of Tigre S.A. — Tubos e Conexões from 1995 to 1999 and again since 2004. He was the president of FEBRABAN from 1991 to 1994 and chairman of the board of Camargo Corrêa S.A. from 1996 to 1999, of Usinas Siderúrgicas de Minas Gerais — Usiminas S.A. from 1997 to 1999 and of São Paulo Alpargatas S.A. from 1996 to 1999. He was the Minister for Development, Industry and Commerce of the Brazilian government from September 1999 to July 2001. He was also a member of the trustee board of the Antonio Prudente Foundation Cancer Hospital from 1999 to 2005 and the Advisory Council of the BMF&BOVESPA (formerly the BM&F — Futures and Commodities Exchange) from 2003 to 2008. He also served as the president of the fiscal council of Cia. de Bebidas das Américas — AMBEV from 2005 to 2008. Mr. Tápias has a bachelor’s degree in Business Administration from Universidade Mackenzie (MACKENZIE) and a bachelor’s degree in law from Faculdades Metropolitanas Unidas (FMU).

Mr. Alfredo Egydio Setubal has been a member of our board of directors since April 2007 (with investiture on June 29, 2007) and has served as executive vice president since April 29, 1996 (with investiture on July 3, 1996). He has served as our investor relations officer since 1995. He is currently responsible for our wealth management and capital markets services divisions, with primary responsibility for communications with capital markets, for increasing the transparency of financial and strategic information through improvements in the quality, relevance, timeliness, reliability and comparability of information and for managing relations with the CVM, the Central Bank and other official capital markets authorities. He served as our executive officer between 1993 and 1996 and managing officer between 1988 and 1993. He has been a member of the board of directors of Itaúsa since September 2008. He was a member of ANBIMA from 1994 to August 2003 and its president from August 2003 to August 2008. He has been a member of the board of directors of the Securities Dealers’ Association (Associação das Empresas Distribuidoras de Valores ADEVAL), since 1993, of BM&FBOVESPA (formerly BOVESPA) since 1996, of the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas ABRASCA), since 1999, and of BM&FBOVESPA (formerly BOVESPA) since August 2007. He was a member of the board of directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia CBLC), from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores IBRI), from 2000 to 2003 and a member since 2004. He has served as the finance officer of the Museum of Modern Art of São Paulo — MAM since 1992. Mr. Alfredo Setubal has a bachelor’s and a post-graduate degree in Business Management from Fundação Getulio Vargas (FGV).

Mr. Candido Botelho Bracher has been a member of our board of directors since November 2008 (with investiture on February 19, 2009) and the executive vice president of our board of officers since May 2, 2005 (with investiture on August 1, 2005). He is currently responsible for our corporate treasury division. He has been a member of the board of directors of Itaú BBA since February 2003, CEO since April 2005, and is responsible for the commercial, capital markets and human resources divisions and was vice president of the board of officers from February 2003 to April 2005. He served as an officer at Banco BBA Creditanstalt S.A. from 1988 to 2003. He has served as executive vice president of Unibanco since November 2008. He is a member of the board of directors of Pão de Açúcar S.A. and of BM&FBOVESPA (formerly BOVESPA). Mr. Bracher has a degree in Business Administration from the Fundação Getulio Vargas (FGV).

Mr. Fernando Roberto Moreira Salles has been a member of our board of directors since November 2008 (with investiture on February 19, 2009). He was vice chairman of the board of directors of E. Johnston. He has been chairman of the boards of directors of Companhia Brasileira de Metalurgia e Mineração since 2008 and of Brasil Warrant Administração de Bens e Empresas S.A. since 1988. He has been an officer of Editora Schwarcz Ltda. since 1988. He served as vice chairman of the board of directors of Unibanco from 1976 to 1988. He has been a member of the advisory board of Fundação Roberto Marinho since 1996 and a member of the board of directors of Instituto Moreira Salles, serving as president of the board from 2001 to 2008. Mr. Fernando Moreira Salles has a degree in Finance and Capital Markets from the Fundação Getulio Vargas (FGV).

Mr. Francisco Eduardo de Almeida Pinto has been a member of our board of directors since November 2008 (with investiture on February 19, 2009). During 1982, he was a financial assistant at Visius — Instituto Boavista de Seguridade Social. From 1983 to 1984, he served as the technical department manager at Saga Investimentos e Participações do Brasil Ltda. From 1984 to 1993, he was at Banco da Bahia Investimentos (currently Banco BBM S.A.), most recently as finance officer. From 1993 to 1994, he served as deputy governor of monetary policy at the Central Bank. From 1994 to 1995 he served as general officer of Banco da Bahia Investimentos S.A., and during 1995 as general officer of Unibanco Asset Management. He was the managing partner at Radix Gestão de Recursos Financeiros Ltda. from 1996 to 1998 and the chief financial officer of BBA Capital DTVM (and its successor, BBA Icatu Investimentos DTVM) from 1998 to 2002. From 2002 to 2007, he worked for his own account. Since 2007 he has been a director at Brasil Warrant Administração de Bens e Empresas S.A. and from 2007 to 2008 he served on the board of directors of Unibanco. Since 2008 he has been a director of BW Gestão de Investimentos Ltda. Mr. Almeida Pinto graduated from the Pontifícia Universidade Católica do Rio de Janeiro (PUC) in Economics.

Mr. Gustavo Jorge Laboissiere Loyola has been a member of our board of directors since April 2006 (with investiture on July 31, 2006). He has also been a member of our audit committee since May 2007, and since September 2008 he has served as its president. He was president of our fiscal council from March 2003 to April 2006. He has been a partner and an officer of Gustavo Loyola Consultoria S/C since February 1998 and a member of the board of directors of Caramuru Alimentos S.A., since April 2008. He was the governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the deputy governor for the Financial System Regulation and Organisation from March 1990 to November 1992. He was a partner and an officer of MCM Consultores Associados Ltda. from August 1993 to May 1995, assistant officer of Banco de Investimento Planibanc S.A. from February to October 1989 and operating officer of Planibanc Corretora de Valores S.A. from November 1987 to January 1989. Mr. Loyola has a bachelor’s degree in Economics from Universidade de Brasília and a master’s degree and Ph.D. in Economics from the Fundação Getulio Vargas (FGV).

Mr. Henri Penchas has been a member of our board of directors since November 2002 (with investiture on March 10, 2003) and served as senior vice president from April 1997 to April 2008, executive vice president from 1993 to 1997 and executive officer from 1988 to 1993. He was an executive officer of Itaúsa from December 1984 to April 2008, has been its investor relations officer since 1995 and its executive vice president since April 2009. He has also been the chief executive officer of Duratex since April 2009. Mr. Penchas was the vice president of the board of directors of Itaú BBA from February 2003 to April 2008. Mr. Penchas has a bachelor’s degree in Mechanical Engineering from the Universidade Mackenzie (MACKENZIE) and a post-graduate degree in finance from the Fundação Getulio Vargas (FGV).

Mr. Israel Vainboim has been a member of our board of directors since November 2008 (with investiture on February 19, 2009). He was elected to the board of directors of Unibanco in 1988 and to the board of directors of Unibanco Holdings in 1994. He was chairman of Unibanco from 1988 to 1992. He has served as executive chairman of Unibanco Holdings since 1992. He joined Unibanco in 1969. He has served on the board of directors of Souza Cruz S.A., Iochpe Maxion S.A., E-Bit Tecnologia em Marketing S.A., Vinhedo Investimentos Ltda., Casa da Cultura de Israel, Museu de Arte Moderna de São Paulo — MAM and Hospital Israelita Albert Einstein. Mr. Vainboim has a bachelor’s degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), and a master’s degree in Business Administration, or MBA, from Stanford University.

Mr. Pedro Luiz Bodin de Moraes has been a member of our board of directors since November 2008 (with investiture on February 19, 2009). He was a partner in Itaú Holding and a member of the board of directors of Unibanco, from April 2003 to November 2008. He was an officer and partner at Banco Icatu S.A. from 1993 to 2002. He served as deputy governor for monetary policy at the Central Bank from 1991 to 1992 and officer of BNDES from 1990 to 1991. Mr. Bodin de Moraes has a bachelor’s and master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a Ph.D. in economics from Massachusetts Institute of Technology (MIT).

Mr. Ricardo Villela Marino has been a member of our board of directors since April 2008 (with investiture on June 2, 2008) and has served as executive vice president of Itaú Unibanco since September 2009 (with investiture on February 2, 2010). He is currently responsible for our human resources and international division. He served as our senior managing officer from May 2005 to August 2006, managing officer from April 2004 to April 2005, head of the derivatives dealing desk (heading the team responsible for the structuring and sale of derivative products to middle market companies, institutional investors and private individuals) from 2003 to 2004 and head of business intelligence (responsible for the implementation of new technologies and methodologies which have helped us become a leader in the credit card industry in Brazil) from 2002 to 2003. He has served as chairman of Federación Latino Americana de Bancos, or FELABAN, since November 2008. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa and of the relations with governments, banks and manager of companies in each of these countries at Goldman Sachs Asset Management in London. Mr. Villela Marino has a degree in Business Administration from MIT Sloan School of Management, Cambridge, a master’s degree in Business Administration with specialisation in Financial Administration and bachelor’s degree in Mechanical Engineering from the Escola Politécnica of the Universidade de São Paulo (USP).

Mr. Caio Ibrahim David has been a member of our board of officers since May 2010 (with investiture on December 3, 2010). He joined the group in 1987 as a trainee, with expertise as a controller and in risk management. He has been an executive officer of Itaú BBA since April 2008 and is responsible for finance, market intelligence and operations of corporate investment bank and institutional treasury. He has been a vice-chairman of the board of directors of Redecard since May 2010. He has been an executive officer of Itauseg Participações S.A. and member of the board of directors of BFB Leasing S.A. Arrendamento Mercantil and Dibens Leasing S.A. - Arrendamento Mercantil, all since April 2010. He has been alternate chairman of the board of directors of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento since April 2010. Additionally, he worked at Bankers Trust in New York as an associate in the area of Global Risk Management in 1998. He has bachelor degree in Engineering from the Universidade Mackenzie (MACKENZIE) (1986-1990), post-graduate degree in Economics and Finance (1992-1993) from the Universidade de São Paulo (USP) and master in Controllership also from the Universidade de São Paulo (USP) (1994-1997) and an MBA from the New York University (1997-1999) with major in finance, accounting and international business.

Ms. Claudia Politanski has been a member of our board of officers since November 2008 (with investiture on November 27, 2008) and is currently responsible for our legal division and serves as general legal counsel. She joined Unibanco in 1991 and was elected executive officer of Unibanco in 2007. Ms. Politanski has a law degree from the Universidade de São Paulo (USP). She also holds a master’s degree in law, or L.L.M., from the University of Virginia and an MBA from the Fundação Dom Cabral, Minas Gerais.

Mr. Marcos de Barros Lisboa has been a member of our board of officers since April 2009 (with investiture on September 1, 2009) and is currently responsible for our operational risk and efficiency divisions. He was elected executive officer of Unibanco in July 2006. From 2001 to 2003, he was the academic director of the graduate school of economics of Fundação Getulio Vargas (FGV), Rio de Janeiro. He was also the Secretary of Economic Policy at the Finance Ministry of Brazil from 2003 to 2005 and the chief executive officer of the IRB from 2005 to 2006. He was elected to the boards of directors of AIG Brasil Cia. de Seguros and Unibanco AIG Consultoria de Investimentos Ltda. in 2008. He holds a bachelor’s degree and a master’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ) and a Ph.D. in Economics from the University of Pennsylvania. Mr. Lisboa held academic positions at the department of economics at Stanford University and at the Fundação Getulio Vargas (FGV).

Mr. Ricardo Baldin has been a member of our board of officers since April 2009 (with investiture on September 1, 2009) and is currently responsible for our internal audit division. In 1977 he joined PricewaterhouseCoopers as a trainee and was a partner there for 18 years. As an independent auditor, he was the leading partner in the area of financial institutions. He was also the partner responsible for PricewaterhouseCoopers’ financial institutions group in South America, where he was responsible for coordinating various projects in the region, including the evaluation of the Ecuadorian financial system. He was an officer of the National Association of Financial, Administrative and Accounting Executives and was also responsible for the financial institutions group at IBRACON for several years. Mr. Baldin has a bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, Rio Grande do Sul, and university extension courses in Management and Finance from the Fundação Dom Cabral and the Fundação Getulio Vargas (FGV).

Mr. Sérgio Ribeiro da Costa Werlang has been a member of our board of officers since April 30, 2003 (with investiture on October 1, 2003) and has served as our chief risk executive officer since May 2008. He is currently responsible for our risk and financial controls divisions. He was our senior managing officer from March 2002 to March 2003. He has been a member of Itaú BBA since April 2005. He was a deputy governor for economic policy for the Central Bank from February 1999 to September 2000 and an executive officer of Banco BBM S.A. from October 1997 to December 1998. He was an officer for research and administrative resources and asset management of Banco BBM S.A. from 1994 to 1998. Mr. Werlang has a degree in Naval Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), a master’s degree in mathematical economics from Instituto de Matemática Pura e Aplicada do Rio de Janeiro and a Ph.D. in economics from Princeton University.

Mr.Eduardo Hiroyuki Miyaki has been a member of our board of officers since April 2011 (with investiture on August 1, 2011). He has been an officer of Itaú Unibanco since June 2010. He was the manager and compliance officer of the Money Laundering Prevention program of the Itaú Unibanco Group from 1996 to 2003 and, from 2003 until 2004, he was the manager responsible for its internal audit department for our treasury and asset management units. Mr. Miyaki was also the manager of our internal audit of treasury, capital markets, insurance and securities units from 2005 to 2010, when he became a managing director of Itaú Unibanco. He holds a degree in Civil Engineering from the Universidade de São Paulo (USP), a postgraduate degree in sanitation from Federal University of Gunma Province in Japan and an a post-graduate degree in Business Administration from the Fundação Getulio Vargas (FGV). Mr. Miyaki also holds an MBA in International Finance and Business from the Leonard Stern School of Business of New York University.

Mr. Emerson Macedo Bortoloto has been a member of our board of officers since September 2011 (with investiture on November 1, 2011). He joined us in July 2003, holding positions in the Internal Audit group. Since November 2008, he has been responsible for the evaluation of processes related to Market, Credit and Operational Risks in addition to Auditing Projects and Continuous Auditing. Previously, Mr. Bortoloto held positions in the Itaú Unibanco group in Coordination and Management, where he was responsible for auditing the processes of Information Technology and Analysis and Concession of Retail Credit. He also worked at Ernst & Young Auditores Independentes from May 2001 to June 2003, as well as at Banco Bandeirantes S.A. between 1992 and 2001, where he was responsible for conducting IT and operational processes audits. He holds a degree in Data Processing Technology from the Faculdades Integradas TIBIRIÇA and a postgraduate degree in Auditing and Consultancy in Information Security from FASP – Faculdades Associadas de São Paulo. In 2004, he was awarded a CISA certification issued by ISACA. Mr. Bortoloto holds an MBA in Internal Auditing from FIPECAFI.

Mr. Marco Antonio Antunes has been a member of our board of officers since May 2005 (with investiture on August 1, 2005) and is currently responsible for our accounting division. He was the manager of the budget control department from December 1990 to May 1997 and general manager from June 1997 to February 2000. He has been an officer of Itaucred since February 2003, of Banco Itaucard since July 2000, and a managing officer of Banco Itauleasing S.A. since April 2003. Mr. Antunes holds a degree in Metallurgical Engineering from Universidade Presbiteriana Mackenzie (MACKENZIE)and a specialisation (master’s degree level) in accounting and finance from the Universidade de São Paulo (USP).

Mr. Rogério Paulo Calderón Peres has been a member of our board of officers since April 2011 (with investiture on August 1, 2011). He has been an officer of Itaú Unibanco since April 2009 and member of the Disclosure and Trading Committee of Itaú Unibanco Holding since June 2009. Mr. Calderón was an executive officer of Unibanco from 2007 to April 2009 and of Grupo Bunge from 2003 to 2006. Mr. Calderón was a member of the board of directors of Fertilizantes Fosfatados S.A. – Fosfertil, Ultrafertil S.A. and Fertifos S.A., an officer of Bunge Brasil S.A. and Fertifos S.A. and member of the audit committee of Fundação Bunge, Bungeprev — Fundo Múltiplo de Previdência Privada and Fosfertil from 2003 to 2006. From 1981 to 2003 he was a partner at PricewaterhouseCoopers’s audit, tax and consulting divisions. Mr. Calderón holds a degree in Business Administration from the Fundação Getulio Vargas (FGV), a degree in Accounting from Fundação Paulo Eiró and has completed a postgraduate course from the E-Business Education Series from Darden Graduate School of Business Administration of University of Virginia. He also attended courses at the Summer Executive Business School at the University of Western Ontario Canada, the Center for Executive Development Faculty of Princeton University, Management of Continuing Education and Training Professionals in Arundel, England, and Executive Business Development at Fundação Getulio Vargas (FGV).

Mr. Rodrigo Luis Rosa Couto has been a member of our board of officers since December, 2011 (with investiture on January 10, 2012). He joined us in 2008, holding a position in the corporate risk management sector. Previously, Mr. Couto worked at McKinsey & Company as an Associate from September 2005 to February 2008, as well as at the Central Bank from 1998 to 2003. He holds a degree in Business from Universidade Federal do Rio Grande do Sul and an MBA in Finance from the Wharton School, University of Pennsylvania.

Three of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal and Alfredo Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, Pedro Moreira Salles and Fernando Roberto Moreira Salles, are members of the Moreira Salles family.

There are no pending legal proceedings in which any of our directors, nominees for director, or officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer, except the shareholders’ agreement between Itaúsa and E. Johnston to govern their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries. See “ Item 7A. Major Shareholders — Shareholders’ Agreements”.

6B.	Compensation

For the year ended December 31, 2011, the aggregate compensation accrued by us for all members of the board of directors and the board of officers of the Itaú Unibanco Group for services rendered during that year in all capacities was approximately R$617.6 million. This figure includes salaries in the amount of approximately R$271.0 million, a profit-sharing plan in the amount of approximately R$191.9 million and contributions to employer-sponsored pension plans in the amount of approximately R$5.0 million. Except for the highest and lowest compensation received by a director and an officer, without identification of the individual recipients, we are not required under Brazilian law to, and we do not, disclose the compensation of our directors, officers and members of our administrative, supervisory or management bodies on an individual basis.

On April 25, 2011, our shareholders approved (i) compensation for members of our board of directors in an annual aggregate amount of R$11 million, (ii) compensation for members of our board of officers in an annual aggregate amount of R$115 million, and (iii) monthly individual compensation of R$12,000 and R$5,000 for members and alternate members of our fiscal council, respectively.

Our officers and members, of our board of directors receive additional benefits generally provided to our employees, such as medical and dental assistance, which benefits totalled approximately R$3.7 million for the year ended December 31, 2011.

Regarding the disclosure of the highest and lowest compensation received by a director and an officer, on March 2, 2010, the Brazilian Institute of Financial Executives – IBEF Rio de Janeiro filed, on behalf of affiliated executives, an ordinary proceeding requesting an injunction, in which the legality of this disclosure requirement is being challenged on the grounds that it would cause great discomfort to the executives and would violate their individual rights and guarantees. We do not intend to make this disclosure until the matter is finally determined, especially in light of our view that our executives’ rights to judicial review would otherwise be curtailed.

We have established a profit sharing plan for our management, including our board of directors and board of officers. The plan and its rules have been approved by our board of directors. Under the terms of such plan, each member of our management (including our board of directors and board of officers) who is a beneficiary of the plan is assigned semi-annually a base amount for computation of payments under the profit sharing plan. The final amount of the profit sharing payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants. This index depends on our level of return on stockholders’ equity.

In addition, we have granted options to our management under the stock option plan described below.

Our directors have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

6C.	Board Practices

For information concerning the election of our directors and officers and their respective term of office see “Item 6A. Directors and Senior Management.”

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

Name	Position	Date of Birth
Iran Siqueira Lima(*)	President	05/21/1944
Alberto Sozin Furuguem(*)	Member	02/09/1943
Artemio Bertholini(**)	Member	04/01/1947
Ernesto Rubens Gelbcke(**)	Alternate	12/01/1943
José Caruso Cruz Henriques(*)	Alternate	12/31/1947
João Costa(*)	Alternate	08/10/1950

(*)     Members appointed by the controlling block of shareholders.

(**)   Members appointed by the holders of preferred shares.

Audit Committee

In accordance with CMN regulations, all financial institutions that (i) have regulatory capital equal to or in excess of R$1 billion; (ii) manage third-party funds of at least R$1 billion; or (iii) hold deposits and manage third-party funds in an aggregate amount of at least R$5 billion, are required to have an in-house audit committee. Audit committees are required to be created under an express provision in the bylaws of the respective financial institution and are required to be composed of at least three members, one of which must be a financial expert, who should rotate every five years. The members of the audit committee will only be allowed to be part of the committee again after three years following the maximum five-year office term.

Audit committee members of publicly held financial institutions may not (i) be or have been in the previous twelve months: (a) an officer of the institution or its affiliates, (b) an employee of the institution or its affiliates, (c) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution, or (d) a member of the institution’s fiscal council or that of its affiliates; and (ii) be a spouse or relative (first or second-degree relative) of the persons described in items (i)(a) or (i)(c).

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

Our audit committee reports to the board of directors and its principal functions are to oversee:

•	the quality and integrity of the financial statements of Itaú Unibanco Holding;

•	the compliance with legal and regulatory requirements;

•	the performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding;

•	the performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding;

•	the quality and the effectiveness of the internal controls and risk management systems of Itaú Unibanco Holding;

•	recommendations for improvement or change of policies and procedures; and

•	recommendations for hiring and replacement of independent auditors to the board of directors.

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

Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the respective identification of the same, including:

•	non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the administration of said institution;

•	relevant fraud perpetrated by entity employees or third parties; and

•	errors that result in significant mistakes in the accounting records of the entity.

Our audit committee is comprised of the following individuals, each of whom serves for a one year term and was elected by our board of directors.

Name	Position
Gustavo Jorge Laboissiere Loyola	President
Alkimar Ribeiro Moura	Member
Eduardo Augusto de Almeida Guimarães	Member

Name	Position
Guy Almeida Andrade	Member and Financial Expert
Luiz Alberto Fiore	Member

Our board of directors has determined that one of the members of our audit committee, Mr. Guy Almeida Andrade, is an audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. Our audit committee financial expert, along with the other members of our audit committee, who are financially literate, are independent pursuant to CMN Resolution No. 3,198, which requires that such members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the company. We believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent auditors, financial advisers or other consultants, advisers and experts whenever it deems appropriate.

See above for the biography of Gustavo Jorge Laboissiere Loyola. Set forth below are brief biographical descriptions of Messrs.Alkimar Ribeiro Moura, Eduardo Augusto de Almeida Guimarães, Guy Almeida Andrade and Luiz Alberto Fiore.

Mr. Alkimar Ribeiro Moura has been a member of our audit committee since May 2010. He was an independent member on the Supervisory Board of BM&FBOVESPA Supervisão de Mercados (BSM) from October 2007 to September 2010. Previously, he was a member of the board of Banco Nossa Caixa S.A. from May 2006 to February 2007 and of Cia. Brasil de Seguros from May 2001 to February 2003. He was a member of the board of Banco Bandeirantes S.A. from May 1999 to December 2000, and chief executive officer of the Banco do Brasil Banco de Investimentos (BBBI), and executive vice-president for Finance and Capital Markets of the Banco do Brasil S.A., from April 2001 to January 2003. In the Central Bank, he was deputy governor for Financial System Regulations and Organization, from February 1996 to September 1997, deputy governor for monetary policy from March 1994 to February 1996, and deputy governor for public debt and open market operations from January 1987 to January 1988. Mr. Moura has a degree in economics from the Universidade Federal de Minas Gerais, a master’s degree from University of California, Berkeley, USA in 1966, and a Ph.D. in economics from Stanford University.

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

Mr. Guy Almeida Andrade has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He began his career in 1974 at Magalhães Andrade S/S Auditores Independentes, where he became a partner in 1982, a position he currently holds. In 1984, he joined an intern program at Dunwoody & Co., Toronto, Canada. In 1983, he was admitted to the Chamber of Independent Auditors of IBRACON. From 2002 to 2004, he was president of the National Executive Board of IBRACON and, currently, Mr. Andrade is Chairman of the board of directors of IBRACON. In 2000, he was elected as a member of the board of directors of the International Federation of Accountants — IFAC, headquartered in New York, a position he held until November 2006. Mr. Andrade was the chairman of IFAC’s audit committee, from 2003 to 2006. He was also a member of IFAC’s nominating committee, from 2007 to 2010. Mr. Guy Almeida Andrade has a bachelor’s degree in accounting from the Universidade de São Paulo, (USP), and a bachelor’s degree in business administration from Universidade Mackenzie.

Mr. Luiz Alberto Fiore was elected as a member of our audit committee in February, 2012 (with election approved by the Central Bank and pending investiture). He began his career in 1971 at PriceWaterhouseCoopers. In 1973, he joined Deloitte Touche Tohmatsu, where he became a partner in the External Audit and Corporate Finance areas in 1985 and member of the Executive Committee and of the board of directors of Deloitte do Brasil in 1987. In 1998, he became a representative for Latin America of the International Board of Deloitte Corporate Finance, continuing at Deloitte until 2010. Mr. Luiz Alberto Fiore has a bachelor’s degree in Business Management from Universidade Católica (ESAN-PUC) and a bachelor’s degree in Accounting Sciences from Universidade Mackenzie.

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

With respect to corporate strategy, the committee: (i) supports the board of directors in its discussions with the board of officers regarding the strategic guidelines with respect to business matters; (ii) issues opinions and recommendations on the strategic guidelines and provides input for the board of directors’ discussions and decisions; and (iii) takes the initiative in the discussion of key matters and those of a high impact nature.

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

Further, the strategy committee also establishes an economic scenarios sub-committee, made up of key employees of Itaú Unibanco Holding and its controlled companies that have recognised expertise in macroeconomy. Such sub-committee supplies macroeconomic input to the strategy committee to provide support for its considerations in defining strategy, investments and budgets.

The following members of our board of directors were appointed to our strategy committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Henri Penchas and Israel Vainboim.

Capital and Risk Management Committee

Our capital and risk management committee is responsible for supporting the board of directors in the performance of its functions related to Itaú Unibanco’s risk and capital management, submitting reports and recommendations for the analysis of the board of directors with respect to: (i) supervision of Itaú Unibanco’s risk management and control activities, for the purpose of ensuring their adequacy to the risk levels assumed and to the complexity of operations, as well as complying with regulatory requirements; (ii) review and approve capital management policies and strategies that establish mechanisms and procedures aimed at maintaining capital compatible with the risks incurred by the institution; (iii) determination of the minimum return expected on the capital of Itaú Unibanco as a whole and of its business lines, as well as performance monitoring; (iv) supervision of incentive structures, including compensation, aimed at ensuring their alignment with risk control and value creation objectives; and (v) promotion of the improvement of Itaú Unibanco’s risk culture.

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

In connection with corporate governance matters, the Committee: (i) analyses and opines on potential situations of conflicts of interest between the directors and companies that are part of the Itaú Unibanco Group based on criteria established by the board of directors, in particular (a) situations arising from external activities undertaken by members of the board of directors or the board of Officers in the statutory bodies of other companies which are not part of the Itaú Unibanco Holding, and (b) transactions between directors and companies which are part of the Itaú Unibanco Holding; (ii) proposes the division among the directors of the fixed aggregate compensation established by the annual shareholders meeting; (iii) recommends changes in the composition of the board of directors and its committees; and (iv) recommends changes to the structure of committees, including the creation and dissolution of committees.

In connection with selection and appointment of members of the board of directors and the CEO, the committee: (i) identifies, analyses and proposes candidates for the board of directors to be presented at the annual shareholders meeting, and determines, if elected, whether the candidate will be deemed an internal (also an officer of the company), external (not an officer of the company) or independent (not elected by the controlling shareholder, among other independence requirements) director; (ii) periodically reviews criteria for defining independent, external and internal directors pursuant to best practice governance principles and applicable regulations, recommends to the board of directors any modifications that may be necessary and re-evaluates the standing of each director in the light of any new independence criteria that may be established; (iii) assesses the functioning of the board of directors; (iv) discusses and makes recommendations on the succession of the chairman of the board of directors; (v) discusses and makes recommendations on the succession of the CEO; and (vi) assists in the identification of directors qualified to fill vacancies on the board committees, including the appointment and corporate governance committee, and is specifically required to provide an opinion with respect to the independence and financial specialisation of members of the audit committee.

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

Personnel Committee

Since 2009, the personnel committee has been in charge of establishing compensation principles and practices, as well as stock options and overseeing recruiting, training and retaining talented employees. In view of the creation of the compensation committee by our board of directors at a meeting held on February 17, 2011, in response to CMN Resolution No. 3,921, some of the responsibilities of the personnel committee regarding the establishment of the main compensation policies and principles of the Itaú Unibanco Group were transferred to the compensation committee.

Our personnel committee is responsible for establishing the compensation policy of the Company’s directors and officers and staff, defining stock options, attracting, recruiting, training and retaining talented employees.

Regarding compensation and stock options, the personnel committee, among other functions: (i) establishes and revises the policy for compensation of the Company’s directors and officers and staff; (ii) proposes various forms of fixed and variable compensation in addition to benefits and special programs for recruiting and severance; and (iii) approves the granting of stock options of Itaú Unibanco Holding, as the committee responsible for the institutional decisions within the scope of the stock option plans sponsored by Itaú Unibanco Holding.

With respect to recruitment and training issues, the committee: (i) proposes guidelines for recruitment, evaluation and career development policies of the companies which are part of Itaú Unibanco Holding, ensuring the preparation of successors for all key positions; (ii) discusses, monitors and advises the board of officers on the career of key personnel within Itaú Unibanco Holding (varying from 100 to 150 persons) identified not necessarily according to hierarchical function; (iii) monitors the performance of key employees of Itaú Unibanco Holding, evaluating their results in comparison with established targets; (iv) monitors the results of the trainee program, including recruitment during the year, development of the trainees from previous years and an overall analysis of the program; (v) tracks the evaluation system used by the board of officers to evaluate Itaú Unibanco Holding’s employees and analyses compliance with the established guidelines; (vi) assists in the establishment of mentoring guidelines; (vii) advises on skills necessary for Itaú Unibanco Holding to achieve its medium term goals while complying with ethical and moral principles; (viii) reviews the profiles of the principal employees to be hired, recommending their engagement to the CEO and, if hiring an officer, to the board of directors; (ix) recommends general recruitment policies; (x) tracks what companies in the same sector are seeking in regard to their key employees; (xi) advises on the engagement of consultants and specialists for assisting in the hiring process; (xii) monitors the number of employees per business unit compared with established targets; (xiii) discusses the culture and training needs; (xiv) tracks policies with respect to courses and training programs for training personnel; and (xv) assists in the definition of continuing education programs.

The following members of our board of directors were appointed to our personnel committee: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Francisco Eduardo de Almeida Pinto and Candido Botelho Bracher.

Compensation Committee

On February 17, 2011, our board of directors created the compensation committee.

The main functions of the compensation committee currently include: (i) discussion and analysis of the existing compensation models of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA (including the treasury operations); (ii) proposal of a compensation package for the CEO of Itaú Unibanco Holding for approval by the board of directors; and (iii) evaluation and approval of the compensation packages proposed by the CEO for the executive vice-presidents of Itaú Unibanco and Itaú BBA and for their respective CEOs, including fixed and variable compensation components, benefits and long-term incentive compensation. The impact of CMN Resolution No. 3,921, as well as other legislation relating to existing compensation practices in countries in which our subsidiaries operate, is being reviewed by the compensation committee. See “Item 4B. Business Overview – Regulation by the Central Bank – Compensation of Directors and Officers of Financial Institutions”.

The following members of our board of directors were appointed to our compensation committee: Pedro Moreira Salles, Alfredo Egydio Arruda Vilela Filho, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes.

Committees of the Board of Officers

Disclosure and Trading Committee

Our disclosure and trading committee’s main responsibility is to manage our trading and disclosure policies. It covers a range of internal actions in order to improve the flow of information and oversee the ethical conduct of the management and employees in order to: (i) ensure the transparency, quality, equality and accuracy of the information rendered to shareholders, investors, press, government authorities and other capital market entities; (ii) address and implement the criteria established by us so that Itaú Unibanco Holding’s management, shareholders, controllers and employees, as well as third parties that have a relationship with us, may comply with ethical and legal standards in the trading of our securities; (iii) evaluate the guidelines and procedures under our trading policy and guidelines for disclosure of an act or material fact and for maintaining confidentiality of certain information established by our disclosure policy, as well as the prior analysis of the content of announcements to the press; (iv) monitor and regulate compliance by management and other employees of Itaú Unibanco Holding to our policies; and (v) investigate cases of breach of our policies, notifying any infractions to the board of directors.

Our disclosure and trading committee is comprised of our principal investor relations officer and from two to ten persons elected annually among the members of the board of directors, board of officers or controlled companies and specialists in capital markets.

6D.	Employees

General

The following, table sets forth the number of our employees as of December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
Employees (on a consolidated basis)	104,542	108,040	101,640
Brazil	98.258	102,316	96,240
Abroad	6.284	5,724	5,400
Argentina	1.566	1,514	1,376
Chile	2.334	2,043	2,012
Uruguay	1.099	1,071	983
Paraguay	650	517	461
Europe	213	212	345
Others	422	367	223

Employees, from each of our operations segments as of December 31, 2011, 2010 and 2009 are presented in the following table:

	December 31,
	2011	2010	2009
Commercial Banking	95,534	93,430	89,360
Itaú BBA	3,024	2,387	2,310
Consumer Credit	5,941	12,133	9,888
Corporate and Treasury	43	90	82
Total	104,542	108,040	101,640

The number of our employees decreased by 3.2% from December 31, 2010 to December 31, 2011.

Our employees are represented by one of the 203 labour unions in Brazil, which consist of banking labour unions in various localities in which we operate.

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

The FENABAN represents banking institutions, as employers and negotiates with the two entities representing the employees, the National Federation of Financial Industry Workers (Confederação Nacional dos Trabalhadores do Ramo Financeiro — CONTRAF), and the National Federation of Credit Industry Workers (Confederação Nacional dos Trabalhadores nas Empresas de Crédito — CONTEC). They carry out annual wage negotiations to update salaries, banks’ overtime pay levels and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels.

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

The plans are administered by the following entities (closed pension funds):

•	Fundação Itaubanco manages the following plans: PAC, Itaubanco CD Plan, PBF, 002 plan, Itaulam defined benefit plan and variable contribution plan;

•	Funbep - Fundo de Pensão Multipatrocinado manages the following plans: Funbep I and Funbep II;

•	Prebeg - Caixa de Previdência dos Funcionários do BEG manages the PREBEG plan;

•	Fundação Bemgeprev manages the ACMV plan;

•	Itaubank Sociedade de Previdência Privada manages the Itaubank plan;

•	Itaú Fundo Multipatrocinado manages the following plans: Itaú defined benefit plan and Itaú defined contribution plan;

•	UBB PREV – Previdência Complementar manages the following plans Futuro Inteligente plan, basic plan and IJMS plan;

•	Fundação Banorte that manages the following plans: Plano I and Plano II;

Our pension plans are managed in accordance with our corporate governance principles, which aim to ensure that participants receive superior retirement benefits through plan management. As required by Brazilian regulatory agencies, actuarial valuations are made by the actuary responsible for each plan each year. During 2011 we made contributions to the pension plans at levels required by actuarial standards. We made contributions to our pension plans of approximately R$42 million in 2011.

Training and Development

Personnel development is one of our main values, and we make an effort to train high performance teams engaged and motivated by sustainable development. The Itaú Unibanco Business School, provides continuing education in three areas: business (knowledge management of different business areas), leadership (knowledge management for development of leaders) and corporate skills (knowledge management of general application and certification preparation programs). The continuing education of our teams and leaders promotes a high level of discussion on themes such as ethics, sustainability, meritocracy and efficiency.

6E.	Share Ownership

Except for the stock indirectly owned by our controlling shareholders (owned through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially own less than 1.0% of the shares of our common stock and less than 1.0% of the shares of our preferred stock.

Stock Based Compensation Plans

We have been issuing stock options as compensation since 1995. Accordingly, part of our management’s variable compensation is in the form of stock options, which we believe reinforces their commitment to our performance. Our stock option plan has been instituted with the purpose of integrating officers into our medium and long-term development. Our shareholders, at the general extraordinary meetings, held on April 24, 2009 and April 26, 2010, included the board of directors, senior employees of Itaú Unibanco Holding and senior employees and management members of its controlled companies as beneficiaries of the plan. We believe that this will allow them to benefit from additional value that their work created for Itaú Unibanco Holding. Our stock option plan is designed to retain the services of directors and officers and to obtain highly qualified employees.

Our stock option plan is governed by the personnel committee, whose members are appointed by our board of directors. The personnel committee periodically designates members of our management to whom stock options are granted in the quantities specified. Stock options may also be granted to the members of management of controlled companies or to senior employees of Itaú Unibanco Holding or such controlled companies. Our board of directors may modify the decisions of the personnel committee in their first meeting after the date the options are granted. If not modified, the options granted by the personnel committee are confirmed. The personnel committee may only grant options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian Corporate Law. The amount of options granted in any given year may not exceed 0.5% of our total shares at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to options granted in any one of seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance and they may only be exercised after a vesting period determined by the personnel committee and outside blackout periods. The vesting period varies, at the personnel committee’s discretion, from one to seven years from the date of issuance of the options. Blackout periods are time periods during which the CVM forbids management from trading shares of the company with person with which they are affiliated and therefore no options may be exercised.

The exercise price of an option is determined by the personnel committee at the time of the grant and can be restated up to the month prior to the exercise of the option. In determining the exercise price, the personnel committee considers the average prices of our preferred shares of BM&FBOVESPA during the last three months prior to the issuance of the option. An adjustment of up to 20.0% more or less than the average price is permitted.

At the general extraordinary meeting held on April 24, 2009, our shareholders also approved the assumption by Itaú Unibanco Holding of all the rights and obligations that Unibanco and Unibanco Holdings had under their respective stock option plans. After this assumption, the options held by the respective beneficiaries to acquire shares issued by Unibanco and Unibanco Holdings were exchanged for options to acquire shares of Itaú Unibanco Holding at the same exchange ratio used for the Association.

The general extraordinary meeting held on April 24, 2009 also created a new mechanism for the granting of options to beneficiaries who are considered to have had outstanding performance and have potential according to the criteria established by the personnel committee and through the use of performance and leadership evaluation tools. The personnel committee may grant options for which the strike price is paid through the obligation of the beneficiary to invest up to 20.0% of the portion of his or her bonus that is tied to profits and results in shares of Itaú Unibanco Holding. The beneficiaries to whom these options are granted must keep ownership of the shares unaltered and with no encumbrances of any nature from the date the option is granted until the exercise of the option. This mechanism was expanded at the general extraordinary meeting held on April 26, 2010 in order to (i) permit a portion or the full net amount of the bonus to be invested in shares and (ii) allow the personnel committee to impose additional conditions on the exercise of the shares.

In addition, the general extraordinary meeting held on April 26, 2010, established that the shares which the beneficiaries receive through the exercise of options may be subject to additional restrictions in accordance with resolutions adopted by the personnel committee such as minimum holding periods.

On April 25, 2011, our shareholders approved modifications to the Stock Option Plan in order to (i) adjust the rule for termination of the beneficiary holding options; (ii) adjust the term for defining the price of simple options; and (iii) expressly provide that the beneficiaries, upon investing their bonuses in the stock option program and thereby receiving bonus options, may acquire stock directly from our treasury.

See note 21 of our consolidated financial statements as of and for the year ended December 31, 2011, for additional information on our stock option plan and the issuance of options.

Our model of compensation of directors and officers described above is expected to change in view of the requirements of Resolution No 3,921, issued on November 25, 2010 by the CMN. Resolution No 3,921 establishes new rules related to the compensation of directors and officers of financial institutions. The compensation may be fixed or variable. Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of the variable compensation must be paid in stock or stock-based instruments and at least 40.0% of the variable compensation must be deferred for future payment by at least three years and is subject to claw-backs, based on the result of the institution and business unit during the period of deferral. These rules took effect on January 1, 2012 and are applicable to compensation based on the services rendered during the year of 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set forth in Resolution No. 3,921.

As of December 31, 2011, we had 69,845,113 options to be exercised by our officers and employees, comprising 443 beneficiaries of simple options (including Itaú Unibanco and the original Unibanco stock option plans) and 216 beneficiaries of partner options (including Itaú Unibanco, Itaú BBA and Unibanco’s original stock option plans).

In 2011, 14,447,900 options were granted under the Stock Option Plan. The granting dates were February 28, April 19, August 19 and November 4, 2011.

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

The following table sets forth certain information as of February 29, 2012, with respect to (i) any person known to us to be the beneficial owner of more than 5.0% of our outstanding common shares; and (ii) any person known to us to be the beneficial owner of more than 5.0% of our outstanding preferred shares.

	Common shares		Preferred shares		Total
		%		%		%
Iupar - Itaú Unibanco Participações S.A.	1,167,536,100	51.00	0	0.00	1,167,536,100	25.54
Itaúsa - Investimentos Itaú S.A.	885,142,900	38.66	77,100	0.00	885,220,000	19.37
BlackRock	0	0.00	159,335,737	6.98	159,335,737	3.48
Others	236,605,300	10.34	2,068,410,813	90.65	2,305,016,113	50.43
Subtotal	2,289,284,300	100.00	2,227,823,650	97.64	4,517,107,950	98.82
Treasury stock (*)	2,100	0.00	53,826,050	2.36	53,828,150	1.18
TOTAL	2,289,286,400	100.00	2,281,649,700	100.00	4,570,936,100	100.00

(*) Does not include Itaú Unibanco stock held by Itaubanco defined contribution plan in excess of the individual accounts of participants in the amount of 1,500,000 common shares.

Itaú Unibanco Holding is controlled by IUPAR, a holding company controlled by Itaúsa, which is a holding company controlled by the Egydio de Souza Aranha family, holds 50.0% of the common stock and 100.0% of the preferred stock of IUPAR and also directly holds 38.66% of our common stock, and E. Johnston, a holding company controlled by the Moreira Salles family, which holds 50.0% of the common stock of IUPAR. Three of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal and Alfredo Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, Pedro Moreira Salles and Fernando Roberto Moreira Salles, are members of the Moreira Salles family.

On March 30, 2011, BlackRock, Inc. informed us, according to Article 12 of CVM Rule No. 358 that it owned preferred shares representing approximately 7% of the issued preferred shares of Itaú Unibanco Holding. In addition, BlackRock, Inc. informed us that it holds our shares for investment purposes only.

On April 25, 2011, our shareholders approved a reverse split of our common and preferred shares in the proportion of 100 shares to one share of the same type in order to adjust our shareholder base to reduce administrative costs and improve the efficiency of our book-entry system. Our shareholders also approved a simultaneous stock split of one share to 100 shares, which will maintain the market price of our shares at an appropriate level to ensure liquidity. The transaction, which was ratified by the Central Bank, was completed on November 21, 2011.

The table below contains information regarding our shares and American Depository Shares (“ADS”) according to our internal share record as of February 29, 2012:

Number
of Shares
Common Shares	2,289,286,400
Preferred Shares	2,281,649,700
Preferred Shares Represented by ADS	874,916,831
Total	5,445,852,931

Shareholders’ Agreement

Itaúsa and E. Johnston

Itaúsa, a holding company controlled by the Egydio de Souza Aranha family, and E. Johnston, a holding company controlled by the Moreira Salles family, have a shareholders’ agreement that governs their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries. Its main provisions are described below.

Corporate Governance

The board of directors of IUPAR is composed of four members: two appointed by Itaúsa and two by E. Johnston, and its board of officers is composed of four officers: two appointed by Itaúsa and two by E. Johnston. The board of directors of Itaú Unibanco Holding is composed of up to fourteen members, out of which six are jointly appointed by Itaúsa and E. Johnston.

Lock-up Period, Right of First Refusal and Tag-Along Rights

The shares issued by IUPAR may not be transferred by its shareholders to third parties until November 3, 2018. After this period, in case one of the parties decides to transfer shares of IUPAR, the other party may choose to (i) exercise its right of first refusal to acquire the shares, (ii) exercise its tag-along right, in the exact same terms and conditions or (iii) waive both its rights of first refusal and tag-along. Itaúsa may freely transfer the shares issued by Itaú Unibanco Holding that are directly owned by it. In case the parties decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along right in order to include all or part of the shares issued by Itaú Unibanco Holding that are directly owned by Itaúsa.

Term

The shareholders’ agreement is in effect for a period of twenty years from January 27, 2009, and may be automatically renewed for successive periods of ten years, unless otherwise terminated upon one year’s prior written notice by any of the shareholders.

Bank of America

On June 1, 2010, Bank of America Corporation or “BAC”, a shareholder of Itaú Unibanco Holding, offered, in the form of ADS (each ADS representing one preferred share issued by Itaú Unibanco Holding), all 188,424,758 preferred shares issued by Itaú Unibanco Holding and owned by BAC, corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco Holding and 4.16% of its outstanding total capital stock. In addition, on June 11, 2010, Itaúsa purchased all 56,476,299 common shares issued by Itaú Unibanco Holding and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco Holding and 1.2% of its outstanding total capital stock. As a result of such transactions, the previously existing shareholder agreement among Itaú Unibanco Holding, Itaúsa and BAC is no longer in effect and BAC no longer has the right to appoint one member of the board of directors of Itaú Unibanco Holding or, as a consequence, sell its Itaú Unibanco Holding shares in the event of a transfer of control (tag along).

7B.	Related Party Transactions

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. See “note 34 – Related Parties” of our consolidated financial statements.

Transactions between companies included in the consolidation were eliminated in the consolidated financial statements and take into consideration the absence of risk. See “note 2.4a – Summary of Main Accounting Practices – Consolidation and Proportionate Consolidation” of our consolidated financial statements.

Unconsolidated related parties are the following:

•	IUPAR and Itaúsa, parent companies of Itaú Unibanco Holding.

•	Non-financial subsidiaries of Itaúsa, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A..

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by Itaú Unibanco Holding and/or our subsidiaries.

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by Itaú Unibanco Holding and subsidiaries to act in their respective areas of interest.

•	Investments in unconsolidated companies – Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, SA. See “note 12 – Investments in Unconsolidated Companies” of our consolidated financial statements.

Additionally, there are transactions with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are mainly as follows:

•	interbank deposits, which are investments in other financial institutions;

•	deposits, which are funds received as deposits from other entities;

•	securities sold under repurchase agreements, which are funds received from security repurchase agreements for financial treasury bills, national treasury bills, national treasury notes, government securities abroad, Eurobonds, bank deposit certificates, debentures, swaps forwards, options and future contracts;

•	amounts receivable from (payable to) related parties, which arise from custody fees and risk management fees;

•	banking service fees (expenses), which arise from affiliate portfolio management fees, custody fees, risk management fees and social security and investment management fees;

•	rental revenues (expenses), which consist of rent for space used by not-for profit entities sponsored by us;

•	donation expenses, which consist of donations for investment in projects of not-for profit entities sponsored by us; and

•	data processing expenses, which consist of expenses for processing services, including expert technical assistance and maintenance of equipment, provided by Itautec.

For more details on transactions with related parties see “note 34 – Related Parties” of our consolidated financial statements.

The granting of credit to our officers, directors or affiliates is subject to restrictions under Brazilian law. Under Brazilian law, financial institutions may not grant loans, advances or guarantees to:

•	any individual, or the immediate family members of such individual, or entity that controls the financial institution or any entity under common control with the financial institution;

•	any officer, director or member of the fiscal council of the financial institution, or the immediate family members of such individual, or entity in which such individual directly or indirectly holds more than 10.0% of the capital stock;

•	any entity controlled by the financial institution;

•	any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock or which directly or indirectly holds more than 10.0% of the financial institution’s capital stock; or

•	companies in which our officers hold a management position.

In addition, Itaú Unibanco Holding has made regular donations to Fundação Itaú Social, a charitable foundation whose objectives are:

•	to create the “Programa Itaú Social,” aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the areas of education and health;

•	to support ongoing projects or initiatives, sustained or sponsored by entities qualified under the “Programa Itaú Social,” and

•	to act as a supplier of ancillary services to companies of the group.

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

In addition to the aforementioned transactions, Itaú Unibanco and non-consolidated entities are parties to an agreement for apportionment of common costs, pursuant to which such subsidiaries pay Itaú Unibanco for certain shared structures provided by Itaú Unibanco. In connection with such agreement, the non-consolidated entities paid Itaú Unibanco R$ 8.0 million and R$ 16.6 million in 2011 and 2010, respectively.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

8A.	Consolidated Financial Statements and Other Financial Information

The information included in “Item 18. Financial Statements” of this annual report is referred to and incorporated by reference into this Item 8A.

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

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2011, our provisions for such contingencies were R$15,990 million, of which R$ 8,645 million are related to tax contingencies, R$4,014million are related to labor contingencies, R$3,166 million are related to civil contingencies and R$165 million to other contingencies. See note 31 to our consolidated financial statements as of and for the year ended December 31, 2011. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

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

The Federal Supreme Court (Supremo Tribunal Federal) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the monetary stabilization plans as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of monetary stabilization plans as applicable to time deposits and other private agreements the Federal Supreme Court has decided that the laws were in accordance with the federal constitution. Due to this contradiction, the Confederação Nacional do Sistema Financeiro – Consif filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165, or ADPF, 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

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

As of December 31, 2011, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$3,166 million.

Tax Litigation

We have certain tax disputes that arise from our ordinary business activities, mainly relating to the constitutionality or legality of certain taxes imposed on us. For our accounting policy regarding contingent tax liabilities, and provision for such liabilities, see note 2.4 t to tour consolidated financial statements.

As of December, 31, 2011, our total amount of provisions related to taxes was R$ 8,645 million. See note 31 to our consolidated financial statements as of and for the year ended December 31, 2011, for details regarding the changes in the provisions and respective escrow deposits for tax and social security lawsuits.

The main types of tax disputes for which we have recognized provisions are as follows:

•	PIS and COFINS: we claim those taxes should be levied on the revenue arising from sales of goods and services, instead of the total gross revenue.

•	CSLL: we claim that this tax should be levied at the regular rate of 9.0%, instead of the increased CSLL rate for financial and insurance companies of 15.0%, which we believe unconstitutional.

•	IRPJ and CSLL: we claim that the these taxes should be applied on profits earned abroad and argue the non-applicability of Normative Instruction of Federal Revenue Services (“SRF”) No. 213-02 to the extent it exceeds the legal text.

•	PIS: we claim that the effectiveness of Constitutional Amendments No. 10 and 17 should not apply retroactively to tax periods prior to its effectiveness, during which the tax provisions of preceding Supplementary Law No. 07 should apply.

No provision is recognized in relation to tax litigation where the likelihood of prevailing is more likely than losing. The total actual estimated risk in such litigation is R$ 5,930 million, which reflects the amount under dispute where a loss is possible. The main types of such tax disputes are detailed below:

•	IRPJ, CSLL, PIS and COFINS: we claim certain tax credits that we have offset against other tax liabilities, which have not been recognized by tax authorities.

•	IRPJ/CSLL: we defend that losses and discounts on receipt of credits are necessary operating expenses and therefore losses are deductible from loan operations and discounts are deductible upon their renegotiation and recovery.

•	ISS: we defend that certain banking transactions do not generate service fees or income, but rather only interest and commissions, and that certain revenues are not listed under the law, and are therefore not subject to the ISS tax.

•	INSS: we defend and claim that non-wage benefits, such as profit sharing, transportation voucher and flat bonus, are not subject social security taxes.

•	IRPJ, CSLL, PIS and COFINS: we discuss the adequate accounting and tax treatment for amounts received due to onerous usufruct constitution.

•	IRPJ, CSLL: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (“TJLP”) levied on the stockholders interest on capital for the year and for prior years.

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

Labor Litigation

Labor unions and former employees file lawsuits against us seeking compensation for alleged violations of their labor contract or related statutory rights. As of December 31, 2011, there were approximately 44,600 labor claims filed against us. Individual labor lawsuits against us are primarily related to overtime pay and salary parity. Collective labor lawsuits against us are primarily related to maintenance of healthcare plans, security rules, strikes and salary differences resulting from monetary stabilization plans implemented by the Brazilian federal government. We are also defendants in labor lawsuits filed by the Public Labor Prosecutor Office related to union classification, outsourcing, occupational disease, health and safety, determination of working days, and compliance with minimum share of disabled personnel. For the fiscal year ended December 31, 2011, we paid approximately R$683 million in settlements with former employees and judgments imposed by the labor courts.

Dividend Policy and Dividends

General

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profit of the corporation (adjusted net profit, as defined in Article 202 of Brazilian Corporate Law), comprising normal dividends and interest on stockholders’ equity, that must be distributed to the shareholders as described below. Under our bylaws, we are required to distribute to our shareholders each fiscal year an amount equal to not less than 25.0% of our adjusted net profit. This is referred to as the mandatory dividend. Under Brazilian Corporate Law, the mandatory dividend may be paid in the form of normal dividends or in the form of interest on stockholders’ equity. Our board of directors may also declare the payment of interim dividends from retained earnings and profit reserves. Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. In addition, under our bylaws, each share is entitled to a priority minimum annual dividend of R$0.022, which amount is reduced from the mandatory dividend payable.

The principal difference between dividends and interest on stockholders’ equity is their tax treatment. For tax purposes, interest on stockholders’ equity is limited to the daily average of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”) as determined by the Central Bank, over the taxable year, and cannot exceed the greater of (i) 50.0% of adjusted net profit for the period in respect of which the payment is made (after the deduction of CSL, but before taking into account the amount of such interest on stockholders’ equity and the provision for IRPJ, as described in “Taxation”), and (ii) 50.0% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%, or 25% if the shareholder is a resident or domiciled in a tax haven jurisdiction or a privileged tax regime, pursuant to Normative Ruling No. 1,037 of 2010, as amended. The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory dividend. See “The Brazilian Financial System and Banking Regulation - Taxation on Financial Transactions – Corporate Income Tax and Social Contribution on Profits”.

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

Payment of Dividends

We are required to hold an annual shareholders’ meeting by no later than April 30 of each year at which the annual dividend may be declared or ratified. Additionally, interim dividends may be declared by our board of directors. According to Brazilian Corporate Law, the payment of dividends must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment. Shareholders who do not reside in Brazil must generally register with the Central Bank to have dividends and interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.

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

Dividend Policy

We currently pay dividends and interest on stockholders’ equity equal to the mandatory dividend, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition and provided that our board of directors determines to pay solely the minimum, non-cumulative preferred dividend in respect of the preferred shares. We currently intend to pay a fixed amount of dividends monthly, which is equal to R$0.015 per share. At the end of a fiscal year, we intend to pay any difference between this monthly dividend and our minimum annual dividend of R$0.022 per share.

The record date in Brazil for the monthly payment is the last business day of the preceding month and in the United States the record date is three business days after the Brazilian record date. The payment of the dividend is the first business day of the following month.

On February 9, 2011, our Disclosure and Trading Committee approved a formal policy regarding dividends and interest on stockholders’ equity, as described above.

History of Dividend Payments

The following table sets forth the dividends and interest on stockholders’ equity paid to or declared for holders of our common shares and preferred shares since 2009.

	Dividend
Year	Amount (In millions of R$)	Per Share (R$)

2011	5,054	1.12
2010	4,482	0.99
2009	3,977	0.92

We also paid our shareholders a dividend of R$0.012 per share, net of taxes in Brazil, on February 1, 2012.

On February 6, 2012, our board of directors declared interest on equity in the amount of R$0.41640 per share (or R$0.35394 per share, net of taxes) and authorized payment of interest on equity declared on December 16, 2011 in the amount of R$0.2880 per share (or R$0.2448, net of taxes). All such amounts are expected be paid on March 13, 2012 and total R$0.59874 per share, net of taxes. In addition, on February 6, 2012, our board of directors approved a 25% increase (i.e., from R$0.12 to R$0.15 per share) in the monthly dividend included in the calculation of our mandatory dividend under Brazilian corporate law, beginning with the payment to be made on April 2, 2012 and calculated based on our final shareholder base as of February 29, 2012.

8B.	Significant Changes

We are not aware of any significant changes bearing on the financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9 THE OFFER AND LISTING

9A.	Offer and Listing Details

Our preferred shares trade on the NYSE, under the symbol “ITUB” in the form ADSs. We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have since that time complied with NYSE requirements, as well as and those of the SEC, which include disclosure of financial statements in U.S. GAAP until 2010, in IFRS since 2011, and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act. Each ADS represents one preferred share. The ADSs are evidenced by of American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time.

We are a publicly held company with shares traded on the market since our founding in 1943. In 1944 we registered with the BM&FBOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BM&FBOVESPA under the symbol “ITUB4” for the preferred shares without par value and “ITUB3” for the common shares without par value.

As of December 31, 2011, there were an aggregate of 2,281,649,700 preferred shares issued, including 57,293,971 held as treasury shares, and 2,289,286,400 common shares issued, including 2,100 held as treasury shares. As of December 31, 2011, 5,330,971 common shares and 1,361,850,301 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 0.23% and 59.7%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS came to represent one preferred share without par value. As of December 31, 2011, there were approximately 884.6 million ADSs outstanding, representing approximately 38.8% of the preferred shares. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon. As of December 31, 2011, there were 82 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits (Certificados de Depósitos Argentinos), or CEDEARs, on the Argentine Stock Exchange (Bolsa de Comércio de Buenos Aires), or BCBA. Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2010, there were approximately 5,141,300 CEDEARs outstanding.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA, in reais and U.S. dollars at the selling rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data - Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information takes into account retroactively the effect of certain bonus shares and stock split. See “Item 3A. Selected Financial Data - IFRS Selected Financial Data”.

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2007	37.45	24.55	21.22	11.48
2008	38.09	15.37	23.07	6.65
2009	40.63	18.47	23.44	7.63
2010	43.72	31.03	25.90	16.50
2011	40.65	25.15	24.45	14.36

2010
1st quarter	40.49	33.81	23.49	18.03
2nd quarter	40.27	31.03	22.91	16.50
3rd quarter	40.47	32.51	23.89	18.06
4th quarter	43.72	37.66	25.90	22.05

2011
1st quarter	40.65	34.17	24.32	20.37
2nd quarter	39.47	34.00	24.45	20.81
3rd quarter	36.89	25.15	23.68	14.36
4th quarter	34.97	27.51	19.92	14.59

Share prices for the most recent six months are as follows:

September 2011	31.13	27.11	19.41	14.36
October 2011	34.22	27.51	19.92	14.59
November 2011	33.16	29.05	19.07	15.40
December 2011	34.97	32.25	19.19	17.73
January 2012	37.41	33.50	21.18	17.93
February 2012	37.56	34.67	21.88	19.95
March 2012 (1)	38.94	35.77	22.02	20.35

Source: Economática System

(1) Until March 20, 2012.

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2007	21.37	11.47
2008	23.53	6.09
2009	23.95	7.55
2010	26.30	16.33
2011	24.77	14.47

2010
1st quarter	23.79	17.86
2nd quarter	22.97	16.33
3rd quarter	24.18	17.93
4th quarter	26.30	22.47

2011
1st quarter	24.77	20.61
2nd quarter	24.72	20.93
3rd quarter	23.85	14.47
4th quarter	20.09	14.52

Share prices for the most recent six months are as follows:

September 2011	19.55	14.47
October 2011	20.09	14.52
November 2011	19.18	15.60
December 2011	19.20	17.53
January 2012	21.11	18.51
February 2012	21.85	20.02
March 2012 (1)	22.00	20.22

Source: Economática System

(1) Until March 20, 2012.

9B.	Plan of Distribution

Not applicable.

9C.           Markets

Trading on the Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges executed a memorandum of understanding, and from that date on all securities became to be traded only on the Bolsa de Mercadorias e Futuros, or BM&F and the São Paulo Stock Exchange, or BOVESPA, which have merged and now operate as BM&FBOVESPA, as described below, with the exception of electronically traded public debt securities and privatization auctions, which continued to be traded on the Rio de Janeiro Stock Exchange.

The principal trading market for our preferred shares and common shares is the BM&FBOVESPA, which is the largest stock trading center in Latin America. Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date.

Throughout its history, the BM&FBOVESPA has undergone changes in order to streamline its structure. On August 28, 2007, a corporate restructuring process resulted in the merger of BM&F and BOVESPA. The group underwent another restructuring process in November 28, 2008, as a result of which the holding company of the group, BOVESPA incorporated the wholly-owned subsidiaries, the Bovespa – Bolsa de Valores de São Paulo (“BVSP”), which was responsible for the operations of the stock exchange and the organized over-the-counter markets and the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia), which provided settlement, clearing and depository services.

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

In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, as compared to the index registered in the previous trading session.

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading (free-float); (ii) adopt offering procedures that favor widespread ownership of shares when making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose the terms of agreements entered into with related parties; and (vi) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares and 80% of the price paid per share of the controlling block of preferred shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (a) any conversion of the company into another corporate form, (b) merger, consolidation or spin-off of the company, (c) approval of transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (e) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (f) changes to the aforementioned voting rights; (iv) have a board of directors comprised of at least five members at least 20% of whom are independent members as determined by the rules of Level 2, with a maximum two year term; (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS; (vi) hold a tender offer by the company’s controlling shareholder if it elects to delist from the Level 2 segment (the minimum price of the shares to be offered will be determined by an appraisal process); and (vii) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (i) issuing only voting shares and; (ii) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

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

Public meetings are one of the most important channels of communication and are highly appreciated by investors, analysts and shareholders. The opportunity to interact with members of our senior management and discuss strategies and profitability can be a decisive factor when making an investment decision. The BM&FBOVESPA requires companies listed on the Levels 1 and 2 of Differentiated Corporate Governance Practices to hold at least one meeting with investors every year. We have been holding public meetings at the regional offices of the Association of Capital Market Investment Analysts and Professionals (APIMEC) and making several presentations in the United States and Europe since 1996. When making these presentations, we have the opportunity to provide the financial community with details regarding our performance, strategies for adding value and perspectives for the future as well as other relevant issues. As a commitment to further strengthen our position in the Brazilian capital market, we have also made presentations at APIMEC’s regional offices in different cities covered by APIMEC since 2002. In 2011, we made various presentations at APIMEC, roadshows in the United States, Europe and Asia, teleconferences in Portuguese and teleconferences in English on quarterly reports and relevant facts among other presentations that were made in Brazil at seminars, conferences and congresses on a wide range of subjects related to our performance and the capital markets.

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

On June 8, 2006, we became the first non-U.S. bank listed on the NYSE to comply with all of the requirements set forth in Section 404 of the Sarbanes-Oxley Act, regarding internal controls over financial reporting, one year before the deadline established by the SEC.

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

Changes in the Brazilian Corporate Law

On October 31, 2001, Law No. 10,303, amended the Brazilian Corporate Law. The main goal of Law No. 10,303 was to broaden the rights of minority shareholders. In this sense, Law No. 10,303:

•	obligates our controlling shareholders to make a tender offer for our shares if it increases their interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;

•	entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (i) a change of our corporate purpose; (ii) a reduction in the mandatory dividend; or (iii) any participation in a group of companies (as defined by the Brazilian Corporate Law);

•	requires that the preferred shares have one of the following advantages in order to be listed and traded on a stock exchange: (i) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (ii) dividends 10% higher than those paid for common shares; or (iii) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•	entitles shareholders that are not controlling shareholders but that together hold (i) preferred shares representing at least 10% of our total share capital; or (ii) common shares representing at least 15% of our voting capital, the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Board members elected pursuant to (i) above or by the combined holdings of holders of preferred and common shares are chosen from a list of three names proposed by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers over the selection of our independent auditors;

•	requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of officers or fiscal council to file immediately with the CVM and the BM&FBOVESPA (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders’ meetings to the BM&FBOVESPA.

On July 13, 2007, the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010. We have published such financial statements prior to such date.

On December 28, 2007, Law No. 11,638 amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles established in the Brazilian Corporate Law and required the CVM to issue accounting rules conforming such principles to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 allows the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

As a result of the issuance of Law No. 11,638, in a parallel process, CPC has issued approximately 40 standards with the objective of making Brazilian GAAP similar to IFRS as described above. In the case of Itaú Unibanco Holding, effectiveness of such standards issued by CPC depends on approval of the standards by the Central Bank. Standards issued by the CPC but not approved by the Central Bank are not required to be applied by Itaú Unibanco Holding.

Additionally, on May 27, 2009, Law No. 11,941 was enacted and, among other things, amended numerous provisions of the Brazilian Corporate Law and tax regulation, to further enable greater convergence between Brazilian GAAP and IFRS. The Law is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stocks, provisions, real state investments. Amendments provided additional criteria that financial statements are required to follow. The financial statements of Brazilian publicly held companies as of and for the year ended December 31, 2010 and December 31, 2011 were published according to new regulations.

Finally, on June 24, 2011, Law No. 12,431 amended the Brazilian Corporate Law, among other laws. Many of the changes in the Brazilian Corporate Law prescribed by, Law No.12,431, such as the possibility for shareholders of public companies to vote without being present at meetings and for physical shareholder registries to be replaced by electronic registries in public companies, still require further regulation by the CVM. Among other changes, the amended Brazilian Corporate Law no longer requires members of the board of directors to be shareholders of the company.

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

Registration and Purpose

We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located in the city of São Paulo, Brazil. We are governed mainly by the Brazilian Corporate Law and our bylaws. Our Tax Payer´s Registry (CNPJ) is 60.872.504/0001-23 and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE. 35300010230.

Our corporate purpose, as set forth in Article 2 of our bylaws, is to perform banking activity in all its authorized forms, including foreign exchange transactions.

Shareholders’ Meetings

Under Brazilian Corporate Law, shareholders at a general meeting of shareholders may decide all matters relating to the business objectives and pass resolutions deemed necessary for the protection of our interests. Shareholders voting at a general meeting have the exclusive power, among others, to:

•          amend the bylaws;

•          appoint, elect and dismiss members of our board of directors at any time;

•          appoint members of the fiscal council;

•          receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net income and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•          accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of capital stock;

•          pass resolutions to reorganize our legal form, merge, consolidate or split, dissolve and liquidate, appoint and dismiss our liquidators and examine our accounts;

•          decide with respect to the financial statements and the distribution and allocation of profits;

•          decide with respect to the management report and the board of executive officers’ accounts;

•          establish the aggregate and annual compensation of the members of the board of directors and the board of officers, specifying the amount applicable to each one of these bodies;

•          decide on retained profits or the constitution of reserves; and

•          decide on plans for stock option grants of shares issued by the company or by its controlled companies.

It is the responsibility of our board of directors to call a shareholders’ meeting. The first notice of the shareholders’ meeting must be published no later than 15 days before the date of the meeting on the first call. Brazilian Corporate Law establishes that under specified circumstances, the meeting may also be convened by the fiscal council or any shareholder.

The notice of a shareholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, Brazil, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, a description of the proposed change. In addition to the requirements of Brazilian Corporate Law, we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as through CVM, BM&FBOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

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

Board of Directors and Board of Officers - Powers

Pursuant to the Brazilian Corporate Law and our bylaws, our board of directors has powers to, among other things:

•          establish our general business policies;

•          elect and remove the members of our board of officers and establish their functions;

•          appoint officers to comprise the boards of officers of certain controlled companies as specified;

•          supervise the management of our board of officers, examine at any time company accounts and documents, request information on contracts already signed or to be signed and any other acts;

•          convene shareholders’ meetings;

•          approve the annual report and management’s financial statements to be submitted to the shareholders´ meetings;

•          decide on budgets for results and investments and respective action plans;

•          appoint and remove independent auditors;

•          appoint and remove the members of our audit committee and approving the operational rules that the audit committee may establish for its own functioning;

•          decide on the distribution of interim dividends and interest on stockholders’ equity;

•          decide on buy-back transactions on a non-permanent basis;

•          decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, with due observance of the limits set forth the applicable regulations;

•          decide on the institution of committees to handle specific issues within the scope of the board of directors;

•          elect and remove the members of our audit committee;

•          approve the operational rules that our audit committee may establish for its own functioning and be aware of the committee’s activities through its reports;

•          approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% of the book value of the company as registered in the last audited balance sheet; and

•          decide on the increase of capital within the limits of our authorized capital.

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors elected by our shareholders at the annual shareholders’ meeting. The directors elect one chairman and three vice-chairmen from among their peers. The annual shareholders’ meeting held on April 25, 2011 reelected the thirteen members of our current board of directors for a term of one year, whose term ends upon the election of the directors at the annual shareholders’ meeting to be held in 2012. Pursuant to our bylaws, the age limit for holding a position on our board of directors is 70 years old.

Our board of officers is responsible for our day-to-day management and representation of the company with respect to third parties. It may be composed of a minimum of five and a maximum of twenty members. Our board of directors on April 28, 2011 reelected twelve members of our current board of officers, which as of the date hereof consists of the president, two executive vice presidents, five executive officers and five officers, who collectively comprise our board of officers, all for a term of one year, whose term ends at the board meeting following the 2012 annual shareholders’ meeting. Additionally, Mr. Eduardo Hiroyuk Miyaki and Mr. Rogério Paulo Calderón Peres were elected as officers for a term of one year. Also, on September 21, 2011, Mr. Emerson Macedo Bortoloto was elected as officer for a term ending at the board meeting following the 2012 general shareholders’ meeting and took office on November 1, 2011. Mr. Bortoloto replaced Wagner Roberto Pugliese, who served as an officer of Itaú Unibanco Holding until June 3, 2011. In addition, on December 16, 2011, Mr. Rodrigo Luís Rosa Couto was elected as officer for a term ending at the investiture of the members to be elected on the board meeting following the 2012 general shareholders’ meeting. His election was approved by the Central Bank and he was invested in his position on January 10, 2012. Finally, Mr. Carlos Eduardo de Souza Lara and Mr. Jackson Ricardo Gomes stepped down from their positions as officers of Itaú Unibanco Holding on February 29, 2012 and March 6, 2012, respectively.

Certain Provisions of Brazilian Law

Under Brazilian law, financial institutions may not grant loans, advances or guarantees to (i) any individual, or the immediate family members of such individual, or entity that controls the financial institution or any entity under common control with the financial institution; (ii) any officer, director or member of the fiscal council of the financial institution, or the immediate family members of such individual, or entity in which such individual directly or indirectly holds more than 10.0% of the capital stock; (iii) any entity controlled by the financial institution; (iv) any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock or which directly or indirectly holds more than 10.0% of the financial institution’s capital stock; or (v) companies in which our officers hold a management position.

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

Directors and Officers Compensation

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40.0% of variable compensation must be deferred for future payment by at least 3 years and is subject to claw-backs, based on the result of the institution and business unit during the period of deferral. These new rules took effect on January 1, 2012 and are applicable to compensation of directors and officers based on the services rendered during the year of 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set out in Resolution No. 3,921.

Audit Committee

See “Item 6C. Board Practices – Statutory Bodies – Audit Committee” for information regarding our Audit Committee.

Fiscal Council

See “Item 6C. Board Practices – Statutory Bodies – Fiscal Council” for information regarding our Fiscal Council.

Preferred Shares and Common Shares

General

Each common share entitles its holder to one vote at our shareholders meetings. Holders of common stock are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting except under limited circumstances and entitles its holder to (i) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share; (ii) priority in the receipt of a minimum annual dividend of R$0.022 per share; and (iii) in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders; and (iii) guarantee of a dividend at least equal to that of the common shares.

There are no redemption provisions associated with our common or preferred shares.

Preemptive Rights, Capital Increases and Payment for Subscribed Stock Shares

Each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its equity interest, except in the event of the grant and exercise of any option to acquire shares of our capital. Our bylaws authorize our board of directors to increase our capital stock up to a limit of six billion shares, of which three billion must consist of common shares and three billion of preferred shares, without amending our bylaws. Up to the limit of our authorized capital, the issuance of our shares may be made without considering our shareholders preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription and exchange for our stock; or (iii) in a public offering for the acquisition of our control. Regardless of this provision, all increases in our capital stock must be ratified by our shareholders and the Central Bank.

Once a capital increase is duly approved, the shareholder must pay the amount corresponding to the subscribed shares in accordance with the terms of the subscription bulletin. If the shareholder fails to make such payment, the shareholder will be considered to be in default under the terms of the law.

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

Liquidation

Pursuant to Brazilian Corporate Law, when a company’s bylaws do not have a provision concerning liquidation, its shareholders at an annual shareholder’s meeting shall determine the manner in which liquidation shall be conducted. Shareholders shall also appoint a liquidator and the fiscal council, which shall be installed during the period of liquidation, when liquidation occurs under the following circumstances: (i) due to the expiration of the company’s length of life; (ii) in cases set forth by the company’s bylaws; (iii) by resolution of the annual shareholders’ meeting; (iv) when a company’s stock is held by a single shareholder, except when the single shareholder is a Brazilian corporation, and a minimum of two shareholders is not reinstated by the following year; or (v) when a company’s authorization to operate is legally extinguished.

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

Liability of Our Shareholders for Further Capital Calls

Brazilian Corporate Law does not provide for capital calls. If there is an increase in our capital, the ownership interest of our shareholders could be reduced if they elect not to exercise their preemptive rights to subscribe for shares in the capital stock increase.

Calculation of Net Profit

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net income” for that fiscal year derived from financial statements prepared in accordance with Brazilian GAAP. In accordance with Brazilian Corporate Law, an amount equal to our net income as further (i) reduced by amounts allocated to the legal reserve, as explained below; (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to shareholders (the “adjusted net income,” herein referred to as the “Net Profit”) in any particular year.

Under Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued earnings and profit reserves.

Pursuant to our bylaws, we are required to distribute to our shareholders in respect to each fiscal year an amount equal to not less than 25.0% Net Profit, or the mandatory dividend. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends.”

According to Brazilian Corporate Law, the payment of dividends must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for that payment and the dividends will revert to our profit reserve. Shareholders who do not reside in Brazil must generally register with the Central Bank to have dividends and interest on stockholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.

Under Brazilian Corporate Law, we may establish other reserves as long as we specify their purpose, the criteria for determining the annual portion of the net income to be allocated to these reserves and their maximum limit.

Based on that, we have established in our bylaws that, in accordance with a proposal by our board of directors, our shareholders may decide on the creation of the following reserves:

•          dividend equalization reserve (which has been created by shareholders), limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on stockholders equity, with the objective of maintaining a payment flow to shareholders. This reserve will be allocated: (i) up to 50% of the fiscal year’s net income; (ii) up to 100% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings; (ii) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (iv) credits corresponding to the anticipation of dividends;

•          reinforcement for working capital stock reserve (which has been created by shareholders), limited to 30% of the value of our capital, for the purpose of guaranteeing resources for our operations, to be allocated up to 20% of the fiscal year’s net income;

•          reserve for capital increase in companies held by Itaú Unibanco Holding (which has been created by shareholders), limited to 30% of the value of our capital, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, and to be allocated up to 50% of the fiscal year’s net earnings. Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% of our capital stock. The balance of these reserves together with the legal reserve may not exceed the value of our capital stock; and

•          contingency reserve, which is a portion of our net income may also be allocated to a contingency reserve for an anticipated loss that our shareholders deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net income and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with Brazilian GAAP. On the other hand, our consolidated financial statements included in this annual report have been prepared in accordance with IFRS and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from our consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2011 and 2010.

Brazilian Corporate Law provides that all discretionary allocations of net income are subject to approval by our shareholders at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to shareholders. For tax purposes, interest on stockholders’ equity is limited to the daily average of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank, over the taxable year, and cannot exceed the greater of (i) 50.0% of adjusted net income for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%, or 25% if the shareholder is a resident or domiciled in a tax haven jurisdiction. The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the dividend of interest on stockholders’ equity, is at least equal to the mandatory dividend. See “Item 4B. Business Overview – Regulation and Supervision – Taxation – Corporate Income Tax and Social Contribution on Profits – Taxation of Profit Distribution.”

Voting Rights

Each common share entitles the holder thereof to one vote at our shareholders meetings. Holders of preferred shares are not entitled to vote at our shareholders’ meetings, except under certain limited circumstances.

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

Brazilian Corporate Law provides for multiple voting rights. Despite our bylaws being silent on the matter, a shareholder representing at least one tenth of our voting capital may request multiple voting rights. Once multiple voting rights have been duly requested within forty eight hours prior to the annual shareholders’ meeting, each share will be attributed as many votes as the number of directors and the shareholders right to accumulate votes for a single candidate or distribute them among various candidates will be recognized. Whenever the election of our board of directors is conducted through a multiple voting process and the holders of common or preferred stock elect a director, the shareholder or group of shareholders bound by a voting agreement holding more than 50% of our voting rights will be entitled to elect directors in a number equal to the number of directors elected by the other shareholders plus one, regardless of the number of directors that, pursuant to our bylaws, comprise the board. It is the responsibility of the presiding officials at a shareholders’ meeting to inform our shareholders in advance about the number of votes necessary for the election of each member of our board of directors.

As our bylaws do not provide for staggered intervals, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our shareholders, at an annual shareholders’ meeting will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Transfer of Control

Our bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in our control or that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution follow certain specific procedures of, and be previously approved by, the Central Bank.

Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block. Our bylaws provide that in the event of a change in our control, the acquirer will be required to pay the holders of our preferred shares 80% of the price per share paid to our controlling shareholders.

Brazilian Corporate Law also obliges our controlling shareholder to make a tender offer for all of our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares.

Withdrawal Rights

Neither our common shares nor our preferred shares are redeemable except upon delisting, as described below. A dissenting shareholder under the Brazilian Corporate Law may, however, seek to withdraw, subject to certain conditions, following a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•          to create preferred shares or increase disproportionately an existing class of preferred shares relative to the other types or classes of shares, unless this action is provided for or authorized by the bylaws;

•          to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•          to reduce the mandatory dividend;

•          to change our corporate purposes;

•          to transfer all of our stock to another company in order to make us a wholly -owned subsidiary of that company or vice versa (incorporação de ações);

•          to acquire another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law;

•          to merge into another company, including if we are merged into one of our controlling companies, or to consolidate with another company;

•          to participate in a group of companies as defined under Brazilian Corporate Law; or

•          in the event that the entity resulting from (i) a transfer of all our stock to another company in order to make us a wholly owned subsidiary of that company or vice versa, as discussed in the fifth bullet point above, (ii) a spin-off, (iii) a merger or (iv) a consolidation of a Brazilian publicly held company, fails to become a Brazilian publicly held company within one hundred and twenty days of the annual shareholders’ meeting in which such decision was taken.

The right to withdraw in the circumstances discussed in the first and second bullet points above only applies to the holders of the affected shares.

In accordance with the Brazilian Corporate Law, the right to withdraw expires thirty days after publication of the minutes of the relevant shareholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the thirty -day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a stock redemption within ten days following the expiration of the thirty -day term mentioned above if such redemption would jeopardize our financial stability. In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the BM&FBOVESPA Index and if less than 50% of our shares is outstanding.

Brazilian Corporate Law provides that common and preferred shares are redeemable under delisting of shares at a fair price determined upon the criteria provided thereof. If the shareholders’ meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be redeemed at a value on the basis of a new balance sheet that is dated within sixty days of that shareholders’ meeting. In such case, we will pay 80% of the value calculated according to the last approved balance sheet and, after the preparation of the new balance sheet, we will pay the balance within one hundred and twenty days from the date of the relevant shareholders’ meeting.

Other Aspects of Brazilian Corporate Law

The following are also significant aspects of Brazilian Corporate Law:

•          preferred shares representing 10% of the outstanding shares not held by the controlling shareholders are entitled to appoint a representative to our board of directors;

•          disputes among our shareholders as well as among our shareholders and us can be subject to arbitration, as provided for in the shareholders’ agreement with Itaúsa and E. Johnston (though not provided for in our bylaws);

•          a tender offer at a purchase price equal to the fair value of all outstanding stock is required upon a delisting or a substantial reduction in liquidity of our stock as a result of purchases by controlling shareholders;

•          a sale of control requires that shareholders tender for the minority shareholders’ common shares and, as provided for in our bylaws, for the minority shareholders’ preferred shares, at a purchase price equal to 80% of the price per share paid to the controlling shareholder;

•          shareholders are entitled to withdraw upon a spin-off only if it entails a change in the corporate purpose, a reduction in mandatory dividends or participation of the company in a “group of companies” (grupo de sociedades);

•          the controlling shareholders, the shareholders that appoint members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers are required to disclose any purchase or sale of our stock to the CVM and the BM&FBOVESPA;

•          we are permitted to satisfy our information disclosure requirements through the Internet; and

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

Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution, that controls the registration of those shares, Itaú Corretora.

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

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “Item 3.D Risk Factors – Risks Relating to the Preferred Shares and the ADSs”.

American Depositary Receipts – ADR

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

10C. Material Contracts

None.

10.D	Exchange Controls

There are no restrictions on ownership of our stock by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their direct investment in our shares under Law No. 4,131, dated September 3, 1962, or Resolution No 2,689, dated January 26, 2000.

Law 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and applies to any capital that enters the country in the form of foreign currency, goods and services. Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

Registration under Resolution No. 2,689 affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation – Brazilian Tax Considerations” for more information.

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

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter’s Regulatory Instructions No. 748, dated June 28, 2007 and 1,042, dated June 10, 2010. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Non-Resident Holders Resident or Domiciled in Tax Havens

In accordance with Brazilian law, as regulated by Article 1 of Normative Instruction No. 1,037 of June 4, 2010, as amended, a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 20% or below or (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax havens has been published per such Normative Instruction. Non-Resident Holders resident or domiciled in tax havens may be subject to tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.

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

Taxation of Interest on Net Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make payments of interest on net equity instead of dividend distributions (see “Item 4B. Business Overview — Regulation and Supervision — Taxation” and “Item 10B. Memorandum and Articles of Association — Interest on Net Equity”). Payment of interest on net equity is generally subject to withholding income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven.

Taxation of Gains

(a) Sales or other dispositions of ADSs

Gains realized outside Brazil by a Non-Resident Holder from the sale or other disposition of ADSs to another Non-Resident Holder are not subject to Brazilian taxation. However, according to Law No. 10,833/03, the disposition of assets located in Brazil by a Non-Resident Holder may be subject to Brazilian withholding income tax at a general rate of 15% (a 25% rate may apply if the foreign beneficiary is resident or domiciled in a jurisdiction deemed to be a tax haven for Brazilian tax purposes). Although Law No. 10,833/03 is not completely clear with respect to what is considered to be an asset located in Brazil, ADSs generally should not be considered to be assets located in Brazil for purposes of such Law because they represent securities issued and negotiated in an offshore exchange market. It is important to note, however, that even if ADSs were considered to be assets located in Brazil, Non-Resident Holders not resident or domiciled in tax havens may still apply for exemption from capital gains tax according to Article 81 of Law No. 8,981/95.

(b) Conversion of our preferred shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such Non-Resident Holder is resident or domiciled in a tax haven or if such preferred shares were not registered with the Brazilian Central Bank according to CMN Resolution No. 2,689/00. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered with the Brazilian Central Bank and the average price of such preferred shares, according to CMN Resolution 1.927/93, may be considered taxable capital gain, and may be subject to income tax at a general rate of 15%.

Non-Resident Holders that are resident or domiciled in tax havens may be subject to 25% capital gain tax on the sale or transfer of shares out of the financial markets upon such a conversion.

On the other hand, when Non-Resident Holders that are not resident or domiciled in tax havens deposit preferred shares registered according to CMN Resolution No. 2,689/00 in exchange for ADSs, such deposit should not be subject to capital gain tax.

(c) Sale or other disposition of our preferred shares

Non-Resident Holders not resident or domiciled in tax havens that register their portfolio according to CMN Resolution No. 2,689/00 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to CMN Resolution No. 2,689/00 or made out of Brazilian stock exchanges is generally subject to 15% capital gain tax.

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

The rate of IOF/FX imposed on foreign exchange transactions carried out by a Non-Resident Holder for the purpose of investing in the financial and capital markets may vary from time to time as defined by the Brazilian government and the rates may be different based on the type of investment. The inflow of proceeds into Brazil for the acquisition of shares under CMN Resolution No. 2,689/00 is subject to 0.0% IOF/FX tax. IOF/FX rate is also zero in the outflow of foreign investment and on the payment of interest on net equity and dividends.

The acquisition of ADSs is not subject to IOF tax. The IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs outside Brazil by a Non-Resident Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad when the receiver is resident or domiciled in these states of Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Resident Holders of our preferred shares or ADSs.

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

Distributions

A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “—Brazilian Tax Considerations — Taxation of Interest on Net Equity,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

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

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “—Brazilian Tax Considerations — Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorised for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States. Certain proposed Treasury regulations, if adopted in their current form, could affect the ability of U.S. Holders of ADSs to credit non-U.S. tax withheld on dividends against their U.S. federal income tax liability. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Derivative Instruments Qualifying for Hedge Accounting

Below we present an overview of the hedge strategies that are categorized as cash flow hedges and hedges of net investments under IFRS. For the accounting policy regarding these hedges we refer to note 2.4 g III of our consolidated financial statements.

Starting from 2008 we implemented our cash flow hedge strategy, to hedge the variability of future cash flows of interest payments, Itaú Unibanco Holding designed DI Futures contracts exchange-traded at BM&FBovespa with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

Itaú Unibanco Holding has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.

•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.

•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate.

The carrying amounts as of December 31, 2011 of time deposits and repurchase agreements, redeemable preferred shares and subordinated certificates of deposit (or hedged objects) was R$ 19,938 million and the notional amount of the related Derivatives (or hedging instruments) was R$ 19,937 million. These cash flow hedge strategies will mature between 2012 and 2017. For the specific maturities of the instruments we refer to note 8 of the financial statements included in Item 18.

During 2011 we implemented a hedging strategy for our net investments with a different functional currency. In connection with our hedge strategy for net investments in foreign operations, we designed DDI Futures contracts traded at BM&FBovespa, and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Our strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, upon translation to the functional currency of the head office.

The carrying amount as of December 31, 2011 of Hedge of investment in foreign operations was R$ 4,131 million and the notional amount of the related Derivatives was R$ 6,886 million. The notional amount of the derivatives includes the overhedge rate of 40% regarding taxes. This hedge strategy has no stated maturity unless on the sale of the investments abroad.

The fair value of the derivatives used for our hedging strategies our included in note 8 of our consolidated financial statements included in item 18.

Market Risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange rates, interest rates, equities and commodities prices.

Market risk management is the process by which an institution plans, monitors and controls risks of variations in financial instruments market values, aiming optimisation of the risk-return ratio through adequate limits structure, models and management tools.

Itaú Unibanco uses proprietary systems to measure its consolidated market risk. The processing of these systems occurs mainly in São Paulo in a controlled access location with high availability, storage and data recovery, which has the infrastructure to ensure business continuity in case of a contingency (disaster recovery). We are currently assessing potential changes to our risk technology infrastructure to ensure continuing compliance with regulatory requirements and management guidelines.

The market risk control carried out by Itaú Unibanco covers all financial instruments contained in all portfolios of the companies controlled by Itaú Unibanco. In this respect, Itaú Unibanco’s market risk management policy is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007, constituting a set of principles that guide the institution’s strategy of market risk control and management in all conglomerate business units and legal entities of the Itaú Unibanco group.

Itaú Unibanco’s strategy is based on a comprehensive and complementary use of methodologies as well as quantitative tools to estimate, monitor and manage risks, in line with best market practices.

In this context, Itaú Unibanco’s risk management strategy is aimed at balancing corporate business goals, taking into account:

•	Political, economic and market conditions;

•	Market risk portfolio of the institution; and

•	Expertise to operate in specific markets.

The market risk control is conducted by a group that is independent from the front office and that is responsible for performing the daily activities of risk measurement, evaluation and reporting by means of its control units established within the legal entities of the Itaú Unibanco group. Moreover, this independent group carries out the consolidated monitoring, evaluation and reporting of market risk information, including any extrapolations of risk limits, reporting of events to the responsible business unit and monitoring necessary actions to readjust a position or level of risk. For this purpose we have a structured process of communication and information in order to provide information to senior management committees and to ensure compliance with the requirements of Brazilian and foreign regulatory agencies.

The market risk management and control process is subject to periodic reviews, to ensure that it is aligned with best market practices and that it reflects continuous improvement processes implemented throughout Itaú Unibanco.

According to transaction classification criteria defined in CMN Resolution No. 3,464, of June 26, 2007, and in Central Bank Circular No. 3,354, of June 27, 2007, and the New Capital Accord – Basel II, Itaú Unibanco’s financial instruments, including all transactions with derivatives, are segregated in trading and banking portfolios. Market risk assessment is performed using this same portfolio segregation.

The trading portfolio consists of all transactions, including derivatives, held with intent to trade in the short term or to hedge other financial instruments of this portfolio, and that have no restriction on their trading. They are intended for obtaining profit from the changes in actual or expected prices in the short term or arbitrage execution.

The banking portfolio is composed of transactions that are not classified in the trading portfolio. The banking portfolio consists of transactions held without intent to trade in the short term and their respective hedges, as well as transactions executed for the active management of financial risks, which transactions may be executed with or without derivatives.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, aiming to mitigate risks derived from price fluctuations of the relevant market risk factors to keep such transactions within the exposure limits in effect. Derivatives are the instruments commonly used for these hedging activities. When these transactions are classified as hedge accounting, specific supporting documentation is provided, including the continuous follow-up of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process, as defined by the internal policies of Itaú Unibanco.

The market risk exposures that underlie various financial instruments, including derivatives, are decomposed in risk factors. A risk factor refers to a market parameter whose variation impacts an institution’s results. The main risk factors measured by Itaú Unibanco are as follows:

•	Interest rates: risk of losses from transactions subject to interest rates variations, including:

o	Fixed income interest rates denominated in reais; and

o	Interest rate index linked interest rates.

•	Foreign exchange linked: risk of losses from positions in transactions subject to the foreign exchange linked interest rate;

•	Foreign exchange rates: risk of losses from positions in foreign currencies, in transactions subject to foreign exchange rate variation;

•	Price-index linked: risk of losses from transactions subject to the variations of price-index linked interest rates; and

•	Equities: risk of losses from transactions subject to equity price variations.

The Itaú Unibanco market risk management process is subject to the governance and hierarchy of committees and limits are specifically approved for risk management support, from aggregated risk indicators to granulated limits, aimed at effectiveness and coverage of control. These limits are calibrated based on evaluations of projected results on future balance sheets, amount of shareholder’s equity and risk profile of each legal entity, and are defined in terms of risk measurement and used on the risk management process. These limits are monitored on a daily basis and results in excess of such limits are reported and discussed at the competent committees.

The limits structure is established and approved by the Superior Risk Policies Committee (“CSRisc”), after discussions and deliberations by the Superior Institutional Treasury Committee (“CSTI”) regarding metrics and market risk limits.

In the last quarter of 2011, Itaú Unibanco improved its market risk limits control structure by making it more granular and aligned its business structure, breaking metrics into groups of risk factors, according to business units. This new control structure is intended to:

•	Demonstrate to all levels of executives that the assumption of market risk is in line with risk-return objectives of the bank, promoting disciplined and well-informed dialogue about Itaú Unibanco’s risk profile and its evolution;

•	Increase transparency on how the business attempts to optimise its results;

•	Provide early warning mechanisms to facilitate effective risk management, without obstructing business objectives; and

•	Limit concentration risk.

In this control structure, limits are more granular than in the past, are monitored and trigger alerts starting discussions about the positions in question.

Market risk is analysed based on the following metrics:

•	Statistical Value at Risk (VaR): statistical metric that quantifies the maximum expected potential economic loss in normal market conditions, considering a defined holding period and confidence interval. Applied to group of risk factors;

•	Losses in Stress Scenarios (Stress Test): simulation technique to evaluate the impact, in the assets and liabilities portfolio, of various risk factors in extreme market situations (based on prospective scenarios);

•	Stop Loss Alert: effective losses added to the potential maximum loss in bullish and bearish scenarios;

•	P&L to Be Realised (“RaR”): evaluation of the difference between accrual and mark-to-market values, in normal and stressed scenarios, reflecting accounting asymmetries. It is one of the risk measures used to evaluate the banking portfolio risk at the management level; and

•	Earnings at Risk (EaR): metric that quantifies the impact of adverse changes in interest rates on financial results.

In addition to the risk metrics described above, sensitivity and loss control measures are also analysed. They include:

•	Gap Analysis: accumulated exposure, by risk factor, of the cash flows, marked-to-market, positioned in their settlement dates;

•	Sensitivity (DV01): impact on the market value of cash flows when a 1.0 annual basis point change is applied to current interest rates;

•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the price of the underlying asset, implied volatility, interest rate and time; and

•	Stop Loss: maximum loss that a portfolio classified in the trading book is authorised to reach.

VaR – Consolidated Itaú Unibanco Holding S.A.

The internal VaR model used by Itaú Unibanco considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers higher weight to the most recent information.

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Banco Itaú BBA International S.A. (“Banco Itaú BBA International”), Banco Itaú Argentina S.A. (“Banco Itaú Argentina”), Banco Itaú Chile S.A. (“Banco Itaú Chile”), Banco Itaú Uruguai S.A. (“Banco Itaú Uruguai”) and Banco Itaú Paraguai S.A. (“Banco Itaú Paraguai”); showing where there are higher concentrations of market risk.

The consolidated Itaú Unibanco Holding S.A., maintaining its conservative management and portfolio diversification, kept its policy of operating within lower limits in relation to its capital.

In 2011, our average global VaR was R$142.0 million, or 0.20% of our consolidated stockholders’ equity, as of December 31, 2011, compared to R$109.4 million in 2010, or 0.18% of our consolidated stockholders’ equity, as of December 31, 2010.

Global VaR
2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Group of Risk Factor
Interest rate(*)	114.8	105.3	27.0	229.2
Foreign exchange linked	23.6	29.5	12.6	59.0
Foreign exchange rates	29.0	38.1	14.2	69.2
Price index linked	21.1	17.7	2.5	41.6
Equities	4.4	13.4	3.7	26.1
Banco Itaú BBA International	1.5	2.9	0.4	6.5
Banco Itaú Argentina	3.7	4.0	1.6	9.4
Banco Itaú Chile	5.3	5.3	1.9	10.3
Banco Itaú Uruguai	0.7	0.5	0.2	1.1
Banco Itaú Paraguai	0.2	0.6	0.2	1.7
Diversification effect(**)	(53.4)
Global Risk	150.9	142.0	74.0	278.5
(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(**)	Reduction of risk due to the combination of all risk factors.

Global VaR

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Group of Risk Factor
Interest rate(*)	123.7	109.6	70.6	137.2
Foreign exchange linked	17.3	18.4	6.0	41.6
Foreign exchange rates	34.0	31.8	9.1	56.9
Price index linked	18.6	17.1	6.4	30.0
Equities	14.4	15.1	5.1	27.7
Banco Itaú BBA International	0.6	1.3	0.5	3.4
Banco Itaú Argentina	1.6	1.0	0.4	2.3
Banco Itaú Chile	3.3	5.1	2.6	9.4
Banco Itaú Uruguai	0.2	0.4	0.2	0.8
Banco Itaú Paraguai	0.9	0.6	0.2	1.6
Diversification effect(**)	(82.8)
Global Risk	131.9	109.4	61.6	181.8

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(**)	Reduction of risk due to the combination of all risk factors.

VaR – Institutional Treasury

The Institutional Treasury maintains its risk management segregated in Banking and Trading Desks.

Banking Desk

The Banking Desk, which has a portfolio composed of commercial transactions and related financial instruments, increased the Global VaR of its portfolio in 2011. Conservative management of the portfolio composition enabled the average Global VaR to remain at lower levels in comparison to the bank’s equity.

The average VaR of the Banking Desk portfolio was R$83.4 million as of December 31, 2011, compared to R$80.3 million as of December 31, 2010.

VaR of Banking Desk Portfolio

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Group of Risk Factor
Interest rate(*)	95.2	88.1	22.7	193.0
Foreign exchange linked	23.6	24.9	8.6	46.3
Foreign exchange rates	4.9	2.8	0.0	15.3
Price index linked	17.9	11.7	2.4	33.8
Equities	5.0	4.8	2.7	7.9
Diversification effect(**)	(49.2)
Global Risk	97.5	83.4	31.1	171.5

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(**)	Reduction of risk due to the combination of all risk factors.

VaR of Banking Desk Portfolio

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Group of Risk Factor
Interest rate(*)	85.5	92.6	70.0	110.5
Foreign exchange linked	11.4	6.2	2.7	11.4
Foreign exchange rates	0.3	3.0	0.0	23.2
Price index linked	9.0	10.4	3.8	22.1
Equities	4.2	4.7	2.9	12.5
Diversification effect(**)	(33.7)
Global Risk	76.6	80.3	54.5	108.0

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(**)	Reduction of risk due to the combination of all risk factors.

Since May 1, 2011, the VaR risk factors of the Overseas portfolio (i.e., transactions not booked in Brazil) are managed together with the Banking Desk portfolio. In 2010, the average Global VaR of Overseas portfolio was R$7.9 million.

Trading Desk

The Institutional Treasury Trading Desk takes positions aiming to optimise risk-weighted results.

Effective market risk control enabled Itaú Unibanco to manage efficiently market changes, as well as maintain the continuous improvement of diversification and sophistication of its transactions.

The Trading Desk seeks the best domestic and foreign market opportunities, within the pre-established limits, and is intended to create a well-diversified risk exposure.

In this context, the risk assumed by the Institutional Treasury did not change significantly, strengthening Itaú Unibanco’s tendency to incur only limited market risk exposures in relation to its capital.

To improve the management of their assets, the Flow Book Desk and Proprietary Trading Desk were unified, under the name Trading Desk, beginning June 1, 2011. In 2011, the average VaR of the Trading Desk portfolio was R$69.1 million, compared to an average VaR of the Flow Book Desk and Proprietary Trading Desk of R$9.5 million and R$46.3 million, respectively, in 2010.

VaR of Trading Desk Portfolio(**)

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Group of Risk Factor
Interest rate(*)	28.3	35.8	12.4	88.1
Foreign exchange linked	7.5	11.5	5.5	27.1
Foreign exchange rates	32.7	40.0	21.4	68.9
Price index linked	4.7	6.9	0.9	24.5
Equities	3.3	7.5	1.5	15.1
Diversification effect(***)	(22.6)
Global Risk	53.9	69.1	38.4	125.0

(*)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(**)	Desk created on June 1. 2011 (unifying the portfolios of the Flow Book Desk and Proprietary Trading Desk).
(***)	Reduction of risk due to the combination of all risk factors.

VaR – Foreign Units

Itaú Unibanco’s foreign units are financial institutions based in different countries that operate with local treasuries whose market risk exposures are monitored by local risk control groups. These treasury and risk control groups report to equivalent structures of Itaú Unibanco Holding. These foreign units are “Banco Itaú BBA International”, “Banco Itaú Argentina”, “Banco Itaú Chile”, “Banco Itaú Uruguai” and “Banco Itaú Paraguai”.

In 2011, the average VaR of Banco Itaú BBA International was R$2.9 million, or 0.19% of Banco Itaú BBA International’s stockholders’ equity as of December 31, 2011 compared to R$1.3 million in 2010, or 0.09% of Banco Itaú BBA International’s stockholders’ equity as of December 31, 2010.

VaR of Banco Itaú BBA International

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
EURIBOR	0.1	0.6	0.1	2.6
LIBOR	0.7	0.7	0.3	1.5
Foreign exchange rates	0.6	1.7	0.2	5.6
Other	0.3	0.1	0.0	0.5
Diversification effect(*)	(0.2)
Global Risk	1.5	2.9	0.4	6.5

(*)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú BBA International

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
EURIBOR	0.3	0.5	0.0	1.2
LIBOR	0.4	0.7	0.2	1.9
Foreign exchange rates	0.2	0.3	0.1	1.3
Other	0.2	0.3	0.0	0.7
Diversification effect(*)	(0.5)
Global Risk	0.6	1.3	0.5	3.4

(*)	Reduction of risk due to the combination of all risk factors.

In 2011, the average VaR of Banco Itaú Argentina was R$4.0 million, or 1.33% of Banco Itaú Argentina’s stockholders’ equity, as of December 31, 2011, compared to R$1.0 million in 2010, or 0.67% of Banco Itaú Argentina’s stockholders’ equity, as of December 31, 2010.

VaR of Banco Itaú Argentina

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Argentine peso)	2.9	4.2	1.8	10.0
Badlar(*)	2.0	0.7	0.1	2.1
Inflation index linked interest rate	0.0	0.0	0.0	0.2
LIBOR	3.8	1.8	0.3	7.3
Foreign exchange rates – Euros	0.2	0.2	0.0	1.1
Diversification effect(**)	(5.2)
Global Risk	3.7	4.0	1.6	9.4

(*) Badlar is the average rate offered by commercial banks based on a survey by the Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

(**)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Argentina

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Argentine peso)	1.8	1.1	0.3	2.5
Badlar(*)	0.1	0.2	0.1	0.3
Inflation index linked interest rate	0.0	0.0	0.0	0.0
LIBOR	0.5	0.4	0.1	0.8
Foreign exchange rates – Euros	0.3	0.1	0.0	0.6
Diversification effect(**)	(1.2)
Global Risk	1.6	1.0	0.4	2.3

(*)          Badlar is the average rate offered by commercial banks based on a survey by the Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

(**)	Reduction of risk due to the combination of all risk factors.

In 2011, the average VaR of Banco Itaú Chile was R$5.3 million, or 0.27% of Banco Itaú Chile’s stockholders’ equity, as of December 31, 2011, compared to R$5.1 million in 2010, or 0.36% of Banco Itaú Chile’s stockholders’ equity, as of December 31, 2010.

VaR of Banco Itaú Chile

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Chilean peso)	0.8	1.5	0.5	2.8
Inflation index linked interest rate	4.3	4.4	1.6	8.5
Dollar linked interest rate	1.9	0.9	0.3	2.1
Diversification effect(*)	(1.8)
Global Risk	5.3	5.3	1.9	10.3

(*)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Chile

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Chilean peso)	1.1	1.5	0.6	4.7
Inflation index linked interest rate	3.5	4.9	2.1	8.1
Dollar linked interest rate	0.3	0.7	0.3	1.6
Diversification effect(*)	(1.5)
Global Risk	3.3	5.1	2.6	9.4

(*)	Reduction of risk due to the combination of all risk factors.

In 2011, the average VaR of Banco Itaú Uruguai was R$0.5 million, or 0.13% of Banco Itaú Uruguai’s stockholders’ equity, as of December 31, 2011, compared to R$0.4 million in 2010, or 0.13% of Banco Itaú Uruguai’s stockholders’ equity, as of December 31, 2010.

VaR of Banco Itaú Uruguai

2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Uruguayan peso)	0.1	0.0	0.0	0.1
Inflation index linked interest rate	0.7	0.4	0.1	1.0
Dollar linked interest rate	0.1	0.3	0.1	0.7
Foreign exchange rate	0.0	0.2	0.0	0.6
Diversification effect(*)	(0.2)
Global Risk	0.7	0.5	0.2	1.1

(*)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Uruguai
2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (Uruguayan peso)	0.0	0.1	0.0	0.2
Inflation index linked interest rate	0.2	0.2	0.1	0.3
Dollar linked interest rate	0.1	0.3	0.0	0.6
Foreign exchange rate	0.2	0.2	0.0	0.4
Diversification effect(*)	(0.2)
Global Risk	0.2	0.4	0.2	0.8

(*)	Reduction of risk due to the combination of all risk factors.

In 2011, the average VaR of Banco Itaú Paraguai was R$0.6 million, or 0.14% of Banco Itaú Paraguai’s stockholders’ equity, as of December 31, 2011, compared to R$0.6 million in 2010, or 0.17% of Banco Itaú Paraguai’s stockholders’ equity, as of December 31, 2010.

VaR of Banco Itaú Paraguai
2011

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (guarani)	0.0	0.5	0.0	1.7
Dollar linked interest rate	0.2	0.2	0.1	0.5
Foreign exchange rate	0.0	0.0	0.0	0.3
Diversification effect(*)	(0.1)
Global Risk	0.2	0.6	0.2	1.7

(*)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Paraguai

2010

	December 31	Average	Minimum	Maximum
	(in millions of R$)
Risk Factor
Fixed income interest rate (guarani)	0.7	0.5	0.1	1.6
Dollar linked interest rate	0.2	0.2	0.1	0.2
Foreign exchange rate	0.2	0.2	0.1	0.3
Diversification effect(*)	(0.3)
Global Risk	0.9	0.6	0.2	1.6

(*)	Reduction of risk due to the combination of all risk factors.

Backtesting

The effectiveness of the Value at Risk model is validated on a daily basis by the use of backtesting techniques that compare actual daily results with the percentage of cases where the results exceed pre-established limits of maximum potential loss. The number of violations to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence intervals (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model). For the backtesting analysis presented below, the number of violations should be not higher than 7.

In order to illustrate the reliability of risk measures generated from the models used by Itaú Unibanco, we present below the backtesting graphs of the global exposure of the Banking Desk portfolio and the fixed income interest rate risk factor of the Banking Desk portfolio (the most significant risk factor for the Banking Desk), as well as the backtesting graph of the total Trading Desk portfolio, in each case for the period of the last 12 months. Due to the limited importance of the VaR amounts of the international operations, the following backtesting analyses refer only to the portfolio related to domestic operations.

The graphs show the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return pairs for the period considered. Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate violations to the estimated risk.

For the global VaR of the Banking Desk portfolio, financial losses exceeded the VaR estimated by the model on 2 days in the period, a result which is within the adopted confidence interval.

Backtest – Global VaR Banking Desk Portfolio

For the fixed income interest rate risk factor of the Banking Desk portfolio, financial losses exceeded the VaR estimated by the model on 3 days in the period, a result which is within the adopted confidence interval.

Backtest – Fixed Income Interest Rate Banking Desk Portfolio

For the global VaR of the Trading Desk portfolio, financial losses exceeded the VaR estimated by the model on no days in the period, a result which is within the adopted confidence interval.

Backtest – Global VaR Trading Desk Portfolio

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

Reimbursement of Fees Incurred in 2011

In 2011, the Company received from the depositary US$12.0 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage costs and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and international and national meetings with investment analysts and investors), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15        CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2011. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2011, Itaú Unibanco Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Unibanco Holding and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

(c) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated March 30, 2012, on the effectiveness of our internal control over financial reporting as of December 31, 2011, see “Item 18. Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes occurred during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16        [RESERVED]

16A.	Audit Committee Financial Expert

Our board of directors has determined that one member of our audit committee, Mr. Guy Almeida Andrade, is our audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. Our audit committee financial expert, along with the other members of our audit committee, are independent pursuant to CMN Resolution No. 3,198, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

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

PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2011, 2010 and 2009. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2011, 2010 and 2009, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2011	2010	2009
Audit Fees	37,834	41,614	33,200
Audit-Related Fees	2,489	2,366	4,973
Tax Fees	181	74	135
All Other Fees	1,030	448	13
Total	41,534	44,503	38,320

Audit Fees

Audit fees in 2011, 2010 and 2009 substantially refer to the audit of our annual consolidated financial statements, for the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings and audit of internal controls in connection with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2011, 2010, and 2009 refer to services provided in connection with the preparation of accounting appraisal reports, assistance related to the preparation of documents to be sent to local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations and audit of specific financial statements for management purposes, due diligence activities and issuance of special purpose reports.

Tax Fees

Tax fees in 2011, 2010 and 2009 were related to tax compliance, tax consulting and other consulting services.

All Other Fees

Other fees paid in 2011, 2010 and 2009 included compliance with Greenhouse Gas Emissions controls and policies, internet safety testing, evaluation of business continuity management, and consultancy for new projects, as well as use of electronic databases, technical materials, training, assistance in operations analysis and Global Investment Performance Standards - GIPS Project.

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

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.” For more information, see “Item 6C. Board Practices — Statutory Bodies — Audit Committee.”

Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. Only one of the five members of our audit committee is also member of our board of directors. In addition, under Brazilian law, the function of hiring independent auditors is a power reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act for the purpose of the appointment of our independent auditors.

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

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share (2)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/03 to 01/31/2011			-	56,700,000
02/01 to 02/28/2011			-	56,700,000
03/01 to 03/31/2011			-	56,700,000
04/01 to 04/29/2011	4,000,000	37.16	4,000,000	52,700,000
05/02 to 05/31/2011	6,500,000	35.72	10,500,000	46,200,000
06/01 to 06/30/2011	5,000,000	35.43	15,500,000	41,200,000
07/01 to 07/29/2011	7,000,000	32.98	22,500,000	34,200,000
08/01 to 08/31/2011	18,470,900	27.82	40,970,900	15,729,100
09/01 to 09/30/2011			40,970,900	15,729,100
10/03 to 10/31/2011			40,970,900	15,729,100
11/01 to 11/30/2011			40,970,900	56,700,000
12/01 to 12/30/2011			40,970,900	56,700,000

(1) Our board of directors approved on November 01, 2010 the purchase of up to 56,700,000 of our book-entry preferred shares, maturing on November 4, 2011.

Our board of directors approved on October 31, 2011 the purchase of up to 56,700,000 of our book-entry preferred shares, maturing on November 5, 2012.

(2) Includes brokerage costs

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

Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements relating to professional qualifications and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s officers and directors and our directors meet the qualification requirements of Brazilian Corporate Law, the Central Bank and the CVM. Our corporate governance policy discloses the criteria used by our board of directors to determine if a director is independent. According to those criteria, three of our directors are considered independent. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Three of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal and Alfredo Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, Pedro Moreira Salles and Fernando Roberto Moreira Salles, are members of the Moreira Salles family. The families are owners of IUPAR, the controlling shareholder for Itaú Unibanco Holding. Currently we have three independent directors: Alcides Lopes Tápias, Gustavo Jorge Laboissiere Loyola and Pedro Luiz Bodin de Moraes.

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

According to the SEC, foreign private issuers are exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act. Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. In addition, under Brazilian law, the authority to hire independent auditors is reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the appointment of our independent auditors. Our audit committee is currently composed of five members, one of whom is also member of our board of directors.

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

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2011 the company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/Sérgio Ribeiro da Costa Werlang	/s/Caio Ibrahim David
Roberto Egydio Setubal	Sérgio Ribeiro da Costa Werlang	Caio Ibrahim David
Chief Executive Officer	Chief Risk Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil

March 30, 2012

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

ASSETS	NOTE	12/31/2011	12/31/2010	01/01/2010
Cash and deposits on demand	3	10,668	10,172	10,671
Central Bank compulsory deposits	4	98,053	85,776	13,869
Interbank deposits	5	27,821	14,835	17,799
Securities purchased under agreements to resell	5	92,248	88,682	135,820
Financial assets held for trading	6	121,889	115,497	55,552
Pledged as collateral		12,142	54,400	6,336
Other		109,747	61,097	49,216
Financial assets designated at fair value through profit or loss	6b	186	306	373
Derivatives	7 and 8	8,754	7,777	5,589
Available-for-sale financial assets	9	47,510	44,539	41,302
Pledged as collateral		8,455	8,825	3,019
Other		39,055	35,714	38,283
Held-to-maturity financial assets	10	3,105	3,170	2,429
Pledged as collateral		230	268	124
Other		2,875	2,902	2,305
Loan operations and lease operations, net	11	322,391	274,843	224,168
Loan operations and lease operations		346,264	294,837	244,413
(-) Allowance for loan losses		(23,873)	(19,994)	(20,245)
Other financial assets	19a	40,254	40,945	26,931
Investments in unconsolidated companies	12	2,544	2,948	3,180
Fixed assets, net	14	5,358	4,801	4,178
Intangible assets, net	15	3,825	2,934	3,409
Tax assets		26,088	24,142	26,937
Income tax and social contribution - current		2,857	3,534	4,769
Income tax and social contribution - deferred	26b	22,745	20,169	21,771
Other		486	439	397
Assets held for sale	35	85	78	238
Other assets	19a	7,357	5,637	5,762
TOTAL ASSETS		818,136	727,082	578,207

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	12/31/2011	12/31/2010	01/01/2010
Deposits	16	242,636	202,688	190,716
Securities sold under repurchase agreements	18a	185,413	199,657	131,945
Financial liabilities held for trading	17	2,815	1,335	663
Derivatives	7 and 8	6,747	5,671	5,332
Interbank market debt	18a	90,498	62,599	44,675
Institutional market debt	18b	54,807	44,513	30,530
Other financial liabilities	19b	44,119	41,012	26,825
Reserves for insurance and private pension	29c lll	70,904	56,864	47,946
Liabilities for capitalization plans		2,838	2,603	2,261
Provisions	31	15,990	14,457	13,628
Tax liabilities		7,408	12,110	9,669
Income tax and social contribution - current		1,872	1,282	1,265
Income tax and social contribution - deferred	26b II	4,319	5,365	4,954
Other		1,217	5,463	3,450
Other liabilities	19b	18,625	16,021	15,327
Total liabilities		742,800	659,530	519,517
Capital	20a	45,000	45,000	45,000
Treasury shares	20a	(1,663)	(628)	(1,031)
Additional paid-in capital		738	490	356
Appropriated reserves	20d	24,279	16,904	6,801
Unappropriated reserves		5,561	3,615	5,219
Cumulative comprehensive income		26	494	781
Total stockholders’ equity attributed to the owners of the parent company		73,941	65,875	57,126
Non-controlling interests		1,395	1,677	1,564
Total stockholders’ equity		75,336	67,552	58,690
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		818,136	727,082	578,207

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Years ended December 31, 2011 and 2010

(In millions of Reais, except for earnings per share information)

	NOTE	2011	2010
Banking product		74,276	69,415
Interest and similar income	22a	97,352	77,818
Interest and similar expense	22b	(55,599)	(36,840)
Dividend income		361	326
Net gain (loss) from financial assets and liabilities	22c	1,251	2,862
Foreign exchange results and exchange variation on transactions		4,998	1,824
Banking service fees	23	19,410	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses		5,345	4,923
Income from insurance and private pension	29b III	17,169	13,637
Change in reserves for insurance and private pension		(12,311)	(9,143)
Revenue from capitalization plans		487	429
Other income	24	1,158	1,410
Losses on loans and claims		(16,072)	(12,938)
Expenses for allowance for loan losses	11b	(20,038)	(15,547)
Recovery of loans written off as loss		5,477	4,195
Expenses for claims		(1,511)	(1,586)
Operating margin		58,204	56,477
Other operating income (expenses)		(39,953)	(38,447)
General and administrative expenses	25	(35,674)	(34,632)
Tax expenses		(4,166)	(4,164)
Share of comprehensive income of unconsolidated companies	12	(113)	349
Income before income tax and social contribution	26	18,251	18,030
Current income tax and social contribution		(6,956)	(4,042)
Deferred income tax and social contribution		3,315	(1,494)
NET INCOME		14,610	12,494
Net income attributable to owners of the parent company	27	13,837	11,708
Net income attributable to non-controlling interests		773	786
EARNINGS PER SHARE - BASIC (in R$)
Common		3.06	2.58
Preferred		3.06	2.58
EARNINGS PER SHARE - DILUTED (in R$)	27
Common		3.05	2.57
Preferred		3.05	2.57
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	27
Common		2,289,284,275	2,289,284,273
Preferred		2,240,026,557	2,246,784,818
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	27
Common		2,289,284,275	2,289,284,273
Preferred		2,251,061,836	2,260,240,831

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Reais)

	NOTE	2011	2010
Net income		14,610	12,494
Available-for-sale financial assets		(226)	170
Change in fair value		39	434
(Gains)/losses transferred to income on disposal	9	(444)	(151)
Income tax effect	17	179	(113)
Cash flow hedge and hedge of net investment in foreign operation	8	(445)	(17)
Change in fair value		(735)	(28)
Income tax effect		290	11
Foreign exchange differences on foreign investments		392	(274)
Share of other comprehensive income of unconsolidated companies - Available-for-sale financial assets		(189)	(166)
Total comprehensive income		14,142	12,207
Comprehensive income attributable to non-controlling interests		773	786
Comprehensive income attributable to controlling interests		13,369	11,421

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 20 and 21)

Years ended December 31, 2011 and 2010

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid- in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale	Cumulative translation adjustments	Gains and losses – Cash flow hedge	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,219	-	771	-	10	57,126	1,564	58,690
Transactions with owners	-	403	134	1,304	(29)	(4,484)	-	-	-	(2,672)	(673)	(3,345)
Treasury shares - Granting of stock options – exercised options	-	403	3	-	-	-	-	-	-	406	-	406
Stock option plan – expenses recognized for the year	-	-	131	-	-	-	-	-	-	131	-	131
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(206)	(206)
Dividends and interest on capital (Note 20b)	-	-	-	1,308	-	(4,484)	-	-	-	(3,176)	(714)	(3,890)
Decrease of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	247	247
Other	-	-	-	(4)	(29)	-	-	-	-	(33)	-	(33)
Total comprehensive income	-	-	-	-	-	11,708	4	(274)	(17)	11,421	786	12,207
Net income	-	-	-	-	-	11,708	-	-	-	11,708	786	12,494
Other comprehensive income for the year	-	-	-	-	-	-	4	(274)	(17)	(287)	-	(287)
Appropriations:
Legal reserve	-	-	-	514	-	(514)	-	-	-	-	-	-
Unrealized revenue reserve	-	-	-	(358)	-	358	-	-	-	-	-	-
Statutory reserve	-	-	-	8,643	(1,575)	(7,068)	-	-	-	-	-	-
Balance at 12/31/2010	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Change in the year	-	403	134	10,103	(1,604)	-	4	(274)	(17)	8,749	113	8,862
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	(1,035)	248	539	(1)	(5,054)	-	-	-	(5,303)	(1,055)	(6,358)
Granting of stock options – exercised options	-	268	85	-	-	-	-	-	-	353	-	353
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granting of options recognized	-	-	163	-	-	-	-	-	-	163	-	163
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(391)	(391)
Dividends and interest on capital (Note 20b)	-	-	-	1,847	-	(5,054)	-	-	-	(3,207)	(664)	(3,871)
Dividends/Interest on capital paid in 2011 - Year 2010 (Note 2.5b Vlll)	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	13,837	(415)	392	(445)	13,369	773	14,142
Net income	-	-	-	-	-	13,837	-	-	-	13,837	773	14,610
Other comprehensive income for the year	-	-	-	-	-	-	(415)	392	(445)	(468)	-	(468)
Appropriations:
Legal reserve	-	-	-	594	-	(594)	-	-	-	-	-	-
Statutory reserve	-	-	-	6,242	1,947	(8,189)	-	-	-	-	-	-
Balance at 12/31/2011	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Change in the year	-	(1,035)	248	7,375	1,946	-	(415)	392	(445)	8,066	(282)	7,784

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

Years ended December 31, 2011 and 2010

(In millions of Reais)

	NOTE	2011	2010
Net income		14,610	12,494
Adjustments to net income:		28,572	27,606
Granted options recognized	21d	163	131
Effects of changes in exchange rates on cash and cash equivalents		(2,168)	629
Expenses for allowance for loan losses	11b	20,038	15,547
Interest and foreign exchange expense from operations with subordinated debt		4,441	2,602
Interest expense from operations with debentures		165	224
Change in reserves for insurance and private pension		12,311	9,143
Revenue from capitalization plans		(487)	(429)
Depreciation and amortization	14 and 15	2,168	2,143
Deferred taxes		(3,315)	1,494
Share of comprehensive income of unconsolidated companies		113	(349)
(Gain) loss from available-for-sale securities	9	(444)	(151)
Interest and foreign exchange income from available-for-sale securities		(3,744)	(2,895)
Interest and foreign exchange income from held-to-maturity securities		(408)	(445)
(Gain) loss from sale of assets held for sale	24 and 25	(36)	(33)
(Gain) loss from sale of investments	24 and 25	(53)	(28)
(Gain) loss from sale of fixed assets	24 and 25	(43)	7
(Gain) loss from termination of operations of intangible assets		(44)	(56)
Loss on impairment of fixed and intangible assets	14 and 15	45	20
Other		(130)	52
CHANGE IN ASSETS AND LIABILITIES (*)		(50,622)	(70,972)
(Increase) decrease in interbank deposits		(1,354)	3,195
(Increase) decrease in securities purchased under agreements to resell		(23,218)	20,504
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(12,187)	(71,945)
(Increase) decrease in financial assets held for trading		(6,378)	(60,023)
(Increase) decrease in derivatives (assets/liabilities)		98	(1,849)
(Increase) decrease in financial assets designated at fair value		120	67
(Increase) decrease in loan operations		(66,850)	(66,254)
(Increase) decrease in other financial assets		751	(14,015)
(Increase) decrease in other tax assets		1,377	1,302
(Increase) decrease in other assets		(268)	1,080
(Decrease) increase in deposits		38,607	12,165
(Decrease) increase in deposits received under securities repurchase agreements		(14,252)	67,661
(Decrease) increase in financial liabilities held for trading		1,480	672
(Decrease) increase in funds from interbank markets		27,853	17,891
(Decrease) increase in other financial liabilities		3,024	14,200
(Decrease) increase in technical reserve for insurance and private pension		1,729	(202)
(Decrease) increase in liabilities for capitalization plans		722	771
(Decrease) increase in provisions		593	(466)
(Decrease) increase in tax liabilities		(645)	5,530
(Decrease) increase in other liabilities		2,185	1,852
Payment of income tax and social contribution		(4,009)	(3,108)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		(7,440)	(30,872)
Interest on capital/dividends received from investments in unconsolidated companies		70	104
Cash received from sale of available-for-sale securities		35,107	17,517
Cash received from redemption of held-to-maturity securities		533	286
Cash upon sale of assets held for sale		140	368
Disposal of investment in Unibanco Saúde Seguradora S.A.		-	55
Disposal of investment in Unibanco Rodobens Adm. de Consórcios S.A.		-	41
Disposal of investments in Cia. Hipotecária Unibanco Rodobens		-	12
Cash upon sale of fixed assets	14	190	71
Cash received from termination of contracts of intangible assets	15	184	146
Purchase of available-for-sale securities		(33,600)	(17,629)
Purchase of held-to-maturity securities		(60)	(582)
Purchase of fixed assets	14	(1,903)	(1,924)
Purchase of intangible assets	15	(1,972)	(582)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(1,311)	(2,117)
Funding from institutional markets		14,246	12,953
Redemptions in institutional markets		(8,574)	(1,796)
Acquisition/Increase of interest of controlling stockholders		(391)	(206)
Decrease of interest of controlling stockholders		-	247
Granting of stock options - exercised options		353	406
Purchase of treasury shares		(1,303)	-
Dividends and interest on capital paid to non-controlling interests		(664)	(714)
Dividends and interest on capital paid		(4,588)	(4,315)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(921)	6,575

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 3	(9,672)	(26,414)

Cash and cash equivalents at the beginning of the year	3	45,609	72,652
Effects of changes in exchange rates on cash and cash equivalents		2,168	(629)
Cash and cash equivalents at the end of the year	3	38,105	45,609
Additional information on cash flow
Interest received		94,911	79,799
Interest paid		36,159	40,484
Non-cash transactions
Loans transferred to assets held for sale		4	68
Dividends and interest on capital declared and not yet paid		1,309	1,447
(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidaded financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2011 and 2010 and January 1, 2010

(In millions of Reais, except per share information)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) and its subsidiaries and affiliates) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through its international branches, subsidiaries and associates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S. A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family; and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 33, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank, which offers a wide range of banking services for individuals (retail banking, under several areas specialized in distribution and under several brands, such as Uniclass, Personnalité or Private Bank) and for companies (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers products and services to non-account holders, such as vehicle financing, credit card transactions and consumer financing; and (4) Corporate and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain treasury activities, carries forward of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets, from the management of currency and interest rate gaps, fair value adjustments and other risks, from arbitrage opportunities in the foreign and domestic markets, and from the effect of marking-to-market of financial assets and liabilities.

These consolidated financial statements were approved by the board of directors on March 29, 2012.

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

For the purposes of the accompanying financial statements, ITAÚ UNIBANCO HOLDING elected January 1, 2010 as the date of transition from the accounting practices adopted in Brazil (“BRGAAP”) to IFRS. BRGAAP has been defined as the previous accounting practice (“Prior GAAP”), for purposes of IFRS 1 – “First-time Adoption of International Financial Reporting Standards”.

These consolidated financial statements are presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) described in this note. For this reason, these consolidated financial statements are in full conformity with the pronouncements issued by the IASB, and the interpretations issued by the IFRIC, and represent the first complete financial statements prepared in accordance with IFRS.

The reconciliation between stockholders’ equity under BRGAAP, defined as the “Prior GAAP”, and IFRS at the transition date is presented in Note 2.5 (B) together with a description of the applicable exemptions and the mandatory exceptions, as defined by IFRS 1.

IFRS 1 is applied when an entity adopts the IFRS in the preparation of its annual financial statements for the first time, with an explicit and unreserved statement of compliance with IFRS. In general, IFRS 1 requires the entity to comply with each IFRS accounting standard effective at the date of preparation of its first IFRS consolidated financial statements.

IFRS 1 grants exemptions that provide limited relief from requirements in specific areas in which the cost of producing information could exceed the benefits to users of financial statements. In addition, IFRS 1 also prohibits the retrospective application of certain standards or criteria to some areas, particularly those in which the retrospective application could require Management to exercise judgment over conditions that did not exist at the time of the transactions.

The summary of the IFRS1 applicable exemptions and of the exceptions adopted by Management in the preparation of these consolidated financial statements is presented in Note 2.5 (A).

We also present in Note 2.5 (B) the reconciliation between stockholders’ equity and net income under BRGAAP and IFRS, on the base date December 31, 2010.

In accordance with Securities and Exchange Commission’s (SEC) requirements for the first-time filing of financial statements under IFRS of a foreign “private issuer”, we present in Note 2.5 (C) the reconciliation of the stockholders’ equity under USGAAP and IFRS on the transition date and stockholders’ equity and net income under USGAAP and IFRS at December 31, 2010. Also in Note 2.5 (C), we present the reconciliation of the balance sheet under USGAAP and IFRS at December 31, 2010, the adjustments made affecting the same lines on the balance sheet on the transition date.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the period from operating, investing and financing activities. Cash and cash equivalents include highly-liquid financial investments.

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

2.2 NEW PRONOUNCEMENTS, CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Changes to accounting pronouncements applicable for the year ended December 31, 2011

•	IFRIC 13 – “Customer Loyalty Programmes” – clarifies the concept of fair value in the event of granting credit as part of a customer loyalty programmes. This change in interpretation has not significantly impacted the consolidated financial statements.

•	IFRIC 14 – “IAS 19 : The limit on a defined benefit asset, minimum funding requirements and their interaction”- averts an unintentional consequence of IFRIC 14 related to voluntary prepayments of pension plans whenever there is a minimum funding requirement. This change in interpretation has not impacted the consolidated financial statements.

•	IFRIC 19 – “Extinguishing Financial Liabilities with Equity Instruments” – Addresses the accounting of extinguishing financial liabilities by issuing equity instruments. Clarifies that the gain or loss from extinguishing financial liabilities with equity instruments should be recorded in income. This change in interpretation has not impacted the consolidated financial statements.

•	IAS 1 – “Presentation of Financial Statements” – clarifies that an entity should disclose an analysis of other comprehensive income in the statement of changes in stockholders’ equity or in the notes to the financial statements. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IAS 24 – “Related Party Disclosure” – addresses new requirements for relations with government agencies and excludes operations between affiliates. This change in the pronouncement has not impacted the consolidated financial statements.

•	IAS 27 – “Consolidated and Separate Financial Statements” – establishes that the loss of control of a subsidiary, loss of significant influence in an associate and loss of joint control in a joint venture are similar events and should be recorded and measured at fair value; any gains and losses should be recorded in income. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IAS 32 – “Financial Instruments: Presentation” – establishes the conditions under which the issue of certain rights, in a functional currency other than the entity’s functional currency, may be classified as an equity instrument. This change in the pronouncement has not impacted the consolidated financial statements.

•	IAS 34 – “Interim Financial Reporting” – requires the disclosure of material transactions and events in interim financial statements. This change in the pronouncement has not impacted the consolidated financial statements.

•	IFRS 1 – “First-time Adoption of International Financial Reporting Standards” – addresses limited exemptions from the comparative disclosures of IFRS 7. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IFRS 3 (R) – “Business Combinations” – addresses participation of non-controlling interests and acquired options. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IFRS 7 – “Financial Instruments: Disclosures” – emphasizes the interaction between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments, particularly pledged guarantees maintained. The new disclosure requirements for example regarding the financial effect of guarantees are presented in Note 35.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is applicable for years beginning on January 1, 2014. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 7 – “Financial Instruments: Disclosures” – in October, 2010, a change was issued to this pronouncement requiring additional disclosures on transfers of assets (remaining risks) and transfers close to the balance sheet date. It is applicable for periods beginning after July 1, 2011. Additionally, in December 2011, a new change to the pronouncement was issued requiring additional disclosures on the offsetting process. These requirements are applicable for the years beginning after January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significant affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not applicable before January 1, 2015, although early adoption is permitted.

•	IAS 19 – “Employee Benefits” – it will not be possible to use the “corridor” method any longer, and all changes should be recorded in other cumulative comprehensive. It is applicable for years beginning after January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining fact of when an entity should be consolidated. IFRS 10 provides additional guidance to assist in the determination of which entity controls another in certain cases where this judgment is complex. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in Joint Ventures, proportionate consolidation is no longer permitted. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as joint arrangements, associates and special purpose entities. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The consolidated financial statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan losses in the Consolidated Statement of Income with respect to certain receivables or a group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. These evidences may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

At December 31, 2011, the allowance amounted to R$ 23,873 (R$ 19,994 at December 31, 2010 and R$ 20,245 at January 1, 2010).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the allowance for loan losses would be increased or decreased by approximately R$ 3,224 at December 31, 2011 and R$ 2,748 December 31, 2010.

The details on the methodology and assumptions used by Management are disclosed in Note 2.4 (g) (VIII).

b)	Deferred income tax and social contribution

As explained in Note 2.4 (n), deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING’s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets at December 31, 2011 is R$ 28,810 (R$ 25,920 at December 31, 2010 and R$ 26,794 at January 1, 2010).

c)	Fair value of financial instruments, including derivatives

Financial instruments recorded at fair value at December 31, 2011 are assets amounting to R$ 178,339 (R$ 168,119 at December 31, 2010 and R$ 102,816 at January 1, 2010), of which R$ 8,754 are derivatives (R$ 7,777 at December 31, 2010 and R$ 5,589 at January 1, 2010) and liabilities in the amount of R$ 9,562 (R$ 7,006 at December 31, 2010 and R$ 5,995 at January 1, 2010), of which R$ 6,747 are derivatives (R$ 5,671 at December 31, 2010 and R$ 5,332 at January 1, 2010). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance and observability of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

ITAÚ UNIBANCO HOLDING believes that methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 30.

d)	Defined benefit pension plan

At December 31, 2011, an amount of R$ 97 (R$ 244 at December 31, 2010 and R$ 1,372 at January 1, 2010) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets or liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 578.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent liabilities and provisions

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management’s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the balance sheet under “Provisions”.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 31.

The carrying amount of these contingencies at December 31, 2011 is R$ 15,990 (R$ 14,457 at December 31, 2010 and R$ 13,628 at January 1, 2010).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as the assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which ITAÚ UNIBANCO HOLDING has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally corresponding to ownership more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, we consolidate special purpose entities, when the substance of the relationship between ITAÚ UNIBANCO HOLDING and the SPEs indicates that the SPEs are controlled by ITAÚ UNIBANCO HOLDING. The following circumstances may show evidence of control, in substance:

•	the activities of the SPEs are being conducted on behalf of ITAÚ UNIBANCO HOLDING, according to its specific business needs so that ITAÚ UNIBANCO HOLDING obtains benefits from their operations.

•	ITAÚ UNIBANCO HOLDING has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or ITAÚ UNIBANCO HOLDING has the ability to delegate such powers.

•	ITAÚ UNIBANCO HOLDING has the right to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities.

•	ITAÚ UNIBANCO HOLDING retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures” defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of the venturers.

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be either proportionate consolidation or the equity method. ITAÚ UNIBANCO HOLDING has elected to use proportionate consolidation.

The following table shows the main consolidated subsidiaries and proportionally consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2011, December 31, 2010 and January 1, 2010:

Subsidiaries	Incorporation country	Activity	Interest in voting capital at 12/31/2011	Interest in voting capital at 12/31/2010	Interest in voting capital at 01/01/2010
Banco Dibens S.A.	Brazil	Bank	100.00%	100.00%	100.00%
Banco Fiat S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itaú Argentina S.A.	Argentina	Bank	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.	Brazil	Bank	99.99%	99.99%	99.99%
Banco Itaú Chile	Chile	Bank	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	Bank	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	Portugal	Bank	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.	Paraguay	Bank	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.	Uruguay	Bank	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itauleasing S.A.	Brazil	Bank	100.00%	100.00%	99.99%
BIU Participações S.A.	Brazil	Holding Company of non-financial institutions	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização	Brazil	Capitalization	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	Leasing	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda	Brazil	Consortia administrator	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd	Hong Kong	Broker	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Cayman Islands	Bank	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros	Brazil	Securitization company	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.	Brazil	Broker	100.00%	100.00%	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda	Brazil	Dealer	100.00%	100.00%	99.99%
Itaú Japan Asset Management Limited	Japan	Asset management	100.00%	100.00%	-
Itaú Middle East Securities Limited	Arab Emirates	Broker	100.00%	100.00%	99.99%
Itaú Seguros S.A.	Brazil	Insurance	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Brazil	Bank	100.00%	100.00%	100.00%
Itaú USA Securities, INC.	United States	Broker	100.00%	100.00%	99.99%
Itaú Vida e Previdência S.A.	Brazil	Pension plan	100.00%	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A	Brazil	Technology services	99.99%	99.99%	99.99%
Redecard S.A.	Brazil	Card administrator	50.01%	50.01%	50.01%
Unibanco Cayman Bank Ltd.	Cayman Islands	Bank	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A.	Brazil	Company	100.00%	100.00%	100.00%

Joint ventures

Banco Investcred Unibanco S.A.	Brazil	Bank	50.00%	50.00%	49.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%	49.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	Brazil	Consumer finance company	50.00%	50.00%	49.99%

Other information

The table below shows amounts included in the consolidated balance sheets and statements of income for jointly-controlled entities (Joint Ventures) proportionally consolidated by ITAÚ UNIBANCO HOLDING:

	12/31/2011	12/31/2010	01/01/2010
Current assets	3,869	4,303	3,474
Non-current assets	393	323	65
Total assets	4,262	4,626	3,539
Current liabilities	3,537	3,743	2,909
Non-current liabilities	31	46	92
Total liabilities	3,568	3,789	3,001
Total income	1,647	1,605	1,391
Total expenses	(1,600)	(1,494)	(1,353)

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by jointly-controlled entities. For the companies FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento and FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 32).

IV-	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs and processes applied to those inputs that are or will be used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business combination, accounting under the purchase method is required. The acquisition cost is measured as the fair value of the assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at their fair value at the acquisition date, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interest, if any, over the fair value of identifiable net assets acquired is accounted for as goodwill. The treatment of goodwill is described in Note 2(k). If the acquisition cost, plus non-controlling interest, if any, is lower than the fair value of identifiable net assets acquired, the difference is recognized directly in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

b)	FOREIGN CURRENCY TRANSLATION

I -	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, ITAÚ UNIBANCO HOLDING has defined the functional currency.

IAS 21 – “The Effects of Changes in Foreign Exchange Rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as an integral part of “Foreign exchange results and exchange variation on transactions” and amount to R$ 2,186 for the year ended December 31, 2011 (R$ (814) for to the year ended December 31, 2010).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading “Cash and deposits on demand” in the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of 90 days or less, as shown in Note 3.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method, as detailed in Note 2.4 (g) (VI).

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at amortized cost using the effective interest method as detailed in Note 2.4 (g) (VI).

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchased transactions with resale agreements (“resale agreements”), and sold transactions with repurchase agreements ("repurchase agreements") of financial assets. Resale and repurchase agreements are accounted for under “Securities purchased under agreements to resell” and “Securities sold under repurchase agreements”, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are recognized initially in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned on resale agreement transactions and incurred in repurchase agreement transactions is recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. We strictly monitor the fair value of financial assets received as collateral under our resale agreements and adjust the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets as “Pledged as collateral”.

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity investments.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loan and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4 (e)), Securities purchased under agreement to resell (Note 2.4 (f)), Loan operations (Note 2.4 (g) (VI)) and Other financial assets (Note 2.4 (g) (IX)).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when ITAÚ UNIBANCO HOLDING has transferred substantially all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking. Derivatives are also classified as held for trading except for those designated and effective as hedging instruments. ITAÚ UNIBANCO HOLDING discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities”. Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities”. Interest income and expenses are recognized in “Income and similar income” and “Interest and similar expense”, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives” - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated and qualify as hedging instruments under hedge accounting and, in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions should be met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 defines three hedge accounting categories: fair value hedge, cash flow hedge and hedge of net investment in a foreign operations.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies and hedge of net investments, as detailed in Note 8.

Cash flow hedge

For derivatives that are designated and qualify as cash flow hedges, the effective portion of derivative gains or losses are recognized in “Other Comprehensive Income – Gains and Losses – Cash Flow Hedge”, and reclassified to income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAÚ UNIBANCO HOLDING dedesignates a hedge, any cumulative gain or loss existing in other comprehensive income at the time remains in other comprehensive income and is recognized in income when the hedge item is ultimately reconized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognised in other comprehensive income is immediately transferred to the income statement.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a) the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.

b) the ineffective portion is recognized in the statement of income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in other comprehensive income is reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV -	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available for sale when, in Management’s judgment, they can be sold in response to or in anticipation of changes in market conditions, and were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in other comprehensive income. Interest, including the amortization of premiums and discounts, are recognized in the consolidated statement of income under “Interest and similar income”. The average cost is used to determine the realized gains and losses on disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities". Dividends on available-for-sale assets are recognized in the consolidated statement of income as “Dividend Income” when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflows of economic benefits.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of an impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that Management has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under “Interest and similar income”.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

A loan operation is classified as on nonaccrual status if the payment of principal or interest has been in default for 60 days or more. When a loan is placed on nonaccrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

The Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. The Small/ Medium Businesses Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay and Uruguay.

At a corporate level, ITAÚ UNIBANCO HOLDING has two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio by understanding the underlying reasons for the trends observed and deciding whether changes are required in our credit policies.

VII-	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under “Loan Operations”.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under “Interest and similar income”.

VIII-	Allowance for loan losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan losses is recognized for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.

•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).

•	breach of loan clauses or terms.

•	entering into bankruptcy.

•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months. Management determined the period between the loss events and their identification for receivables individually tested for impairment is also twelve months.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, it is used methodologies that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is a collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and the historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, these loans are classified into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models may be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (Loss given default).

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each of the portfolio segments: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America. Each of the four portfolio segments responsible for defining the methodology to measure the allowance for loan losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four segments.

This methodology is based on two components to determine the amount of the allowance: the probability of default by the client or counterparty (PD), and the potential and expected timing for recovery on defaulted credits (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components are part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are updated regularly for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes in economic conditions, in the performance of the portfolio or when a change is made to the methodology for calculating the allowance for loan losses. When a change in the model is made, the model is validated through back-testing, and statistics methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level for approval of model reviews.

Considering the different characteristics of the loans in each of the four portfolio segments (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio segments. Management believes that the fact that different areas focus on each of the four portfolio segments results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio segment in measuring the loan losses. Also, considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no objective evidence of impairment) - Factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the costumer’s financial statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are both quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – Factors considered and inputs used are mainly the history of the customer relationship with us and information available through credit bureaus (negative information).

•	Small/Medium Businesses – Factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - Considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as the main factors.

Reversal, Write-off and Renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of income under “Expense for allowance for loan losses”.

When a loan is uncollectible, it is written off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

Renegotiated loans are not considered to be in default. In subsequent periods, the asset is considered and disclosed as a non-performing loan, when the renegotiated terms are not met.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 19 (a), in the balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under “Interest and similar income”.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expense is presented in the consolidated statement of income under “Interest and similar expense”.

The following financial liabilities are presented in the Consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 16);

•	Securities sold under repurchase agreements (as previously described in item (f) above.

•	Funds from interbank markets.

•	Funds from institutional markets.

•	Liabilities for capitalization plans.

•	Other financial liabilities. (See Note 19 (b)).

h)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term we use for associates under IAS 38) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for on the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ITAÚ UNIBANCO HOLDING share in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its own reserves in stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its unconsolidated companies are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies of unconsolidated companies are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the unconsolidated company decreases, but ITAÚ UNIBANCO HOLDING retains significant influence, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified to income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

i)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in “Other financial liabilities”. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of the lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – “Property, Plant and Equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – “Impairment of assets”, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be determined reliably. In the period ended December 31, 2011, impairment losses related to fixed assets were recognized due to the results achieved being lower than the expected economic benefits by R$ 15. No impairment losses, on fixed assets were recognized at December 31, 2010 or January 1, 2010.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under “Other income” or “General and administrative expenses”.

k)	GOODWILL

In accordance with IFRS 3 (R) - "Business Combinations", goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At December 31, 2011 and 2010 and January 1, 2010, we did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of the investments in the consolidated balance sheet under “Investments in unconsolidated companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	INTANGIBLE ASSETS

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested periodically in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as any possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the year ended December 31, 2011, ITAÚ UNIBANCO HOLDING recognized impairment losses of R$ 30 (R$ 20 at December 31, 2010) related to acquisition of rights to credit payroll and rights for the promotion and offer of financial products and services, caused by rescissions of agreements and results below those projected. As provided for in IAS 38, ITAÚ UNIBANCO HOLDING chose the cost model to measure its intangible assets after initial recognition.

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the consolidated balance sheet when they are actually repossessed or there is an intention to sell. These assets are initially recorded at their fair value.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – Income tax and social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are calculated based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – income tax and social contribution – deferred and Tax liabilities – income tax and social contribution - deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which, in the case of the operations in Brazil, are for all the reporting periods as follows:

12/31/2011
Income tax	15%
Additional income tax	10%
Social contribution	15%

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%. Interest and fines on income tax and social contribution are treated as General and administrative expenses.

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk from the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire.

Note 29 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insured event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees, and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available and all contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid these are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under, “Change in reserves for insurance and private pension”.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivatives. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS is conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and, for which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 29.

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	EMPLOYEE BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of “General and administrative expenses”, when incurred. These contributions totaled R$ 1,429 for the year ended December 31, 2011 (R$ 1,415 for the year ended December 31, 2010).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to defined benefit plans corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under “General and administrative expenses – Retirement plans and post-employment benefits”.

The following amounts are recognized in the consolidated statement of income:

•	The expected return on plan assets, and gains or losses corresponding to the difference between expected and effective.
•	Actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred, and include the effects of changes in actuarial assumptions.
•	Current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.
•	Past service cost – representing the change in the present value of defined benefit obligations caused by employee service in prior periods, and that affect the current period.
•	Interest cost - defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit, and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss from the curtailment of a plan is the sum of two elements: (a) the recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided; and (b) the change in the defined benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans, and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits for specific periods. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of non-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates for the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock-based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and; (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under “Other liabilities”. Fair value is generally represented by the fee charged to the client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under “Banking service fees”.

After issuance, if based on the best estimate we conclude that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	PROVISIONS, CONTINGENCIES ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which generally corresponds to lawsuits with favorable rulings in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offsett against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	Probable: in which case liabilities are recognized in the consolidated balance sheet under “Provisions”.
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under “Provisions” and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of court escrow deposits is updated in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	CAPITAL

Common and preferred shares, which are substantially common shares but without voting rights are classified in stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ Equity as a deduction from the proceeds, net of taxes.

v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in stockholders’ equity under “Treasury shares” at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plans, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in “Additional paid-in capital”. The cancellation of treasury shares is recorded as a reduction in treasury shares against “Appropriated reserves”, at the average price of treasury shares at the cancellation date.

x)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by the stockholders at a Stockholder’s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital).

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these IFRS financial statements.

y)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the treasury stock method. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

z)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card services, investment banking services and certain commercial bank services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 23.

aa)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Board of Directors is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank; (ii) Itaú BBA; (iii) Consumer Credit; and (iv) Corporate and Treasury.

Segment information is presented in Note 33.

2.5.	TRANSITION TO IFRS

As mentioned in Note 2.1, the transition to IFRS was made in accordance with IFRS 1 and the transition date chosen was January 1, 2010. As a result, the accounting policies of ITAÚ UNIBANCO HOLDING for these consolidated financial statements were changed on January 1, 2010, for the purpose of complying with IFRS, from the accounting policies applied for BRGAAP purposes.

Changes in accounting policies arising from the transition to IFRS and the reconciliation of the effects of this transition are presented below. ITAÚ UNIBANCO HOLDING prepared its opening balance sheet on January 1, 2010 applying the accounting policies, standards and measurement bases described in Note 2.4, and applied the following exemptions and used all mandatory exceptions set forth in IFRS 1.

a)	Summary of the IFRS 1 voluntary exemptions and mandatory exceptions applied by Management in the preparation of these consolidated financial statements

a.I)	Business combinations, past acquisition of investments in associates and scope of consolidation

IFRS 1 permits that business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date are not restated, retrospectively, by applying IFRS 3 (R). This exemption permits companies that are first-time adopters to maintain the accounting treatment adopted in the prior accounting practices, BRGAAP in this case. ITAÚ UNIBANCO HOLDING applied this exemption up to August 1, 2009, and, accordingly, it applied IFRS 3 (R) or IAS 28, as appropriate, to account for business combinations or the acquisition of investments in associates after such date.

In accordance with the exemption allowed by IFRS 1, the accounting policies used for initial recognition and subsequent measurement of goodwill and intangible assets generated by the acquisitions prior to August 1, 2009 under BRGAAP were maintained. Under BRGAAP, goodwill was fully amortized at the time such acquisitions took place. Intangible assets arising from acquisitions prior to the transition date were not recognized under BRGAAP.

IFRS 1 also requires that if ITAÚ UNIBANCO HOLDING had not consolidated a subsidiary acquired under BRGAAP, the carrying amount of assets and liabilities of this acquired subsidiary would have to be adjusted in accordance with IFRS. However, in the case of ITAÚ UNIBANCO HOLDING, there were no significant subsidiaries that had not been consolidated in BRGAAP before the transition to IFRS.

a.II)	Fair value as deemed cost

In accordance with IFRS 1, an entity may, on the transition date to IFRS, measure a fixed asset at its fair value and this amount will be considered the deemed cost of this asset, from such date. ITAÚ UNIBANCO HOLDING did not apply this exemption of IFRS 1. The cost of fixed assets was determined based on the historical cost under BRGAAP and adjusted for inflation for the years when Brazil was considered hyperinflationary in accordance with IAS 29.

a.III)	Employee benefits

ITAÚ UNIBANCO HOLDING applied this IFRS 1 exemption, under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans sponsored by ITAÚ UNIBANCO HOLDING and its subsidiaries, were recognized in retained earnings at the transition date.

a.IV)	Cumulative differences on the translation of balance sheets of foreign subsidiaries and investments in unconsolidated companies

ITAÚ UNIBANCO HOLDING applied this exemption by which all gains and losses from translation of subsidiaries and investments in unconsolidated companies on the transition date were set to zero. The effects of application of IAS 21 to the translation of these subsidiaries and investments in unconsolidated companies with a functional currency other than Brazilian real will be applied prospectively. These effects are recorded in other comprehensive income and accumulate in a separate reserve in equity only from the transition date.

a.V)	Compound financial instruments

IAS 32 – “Financial Instruments: Presentation” requires that the components of compound financial instruments, as defined by IAS 32, be separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on the date they are issued. IFRS 1 allows a company to not bifurcate these two components, if the debt component is no longer outstanding on the transition date. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING.

a.VI)	Assets and liabilities of subsidiaries, unconsolidated companies and joint ventures

IFRS 1 recognizes that there may be situations in which the controlling entity of a group and its subsidiaries adopt IFRS on different dates. The IFRS 1 exemption permitted us to use the financial statements of the subsidiaries that made the transition to IFRS before January 1, 2010. On consolidation, the amounts in the IFRS financial statements of subsidiaries and unconsolidated companies of ITAÚ UNIBANCO HOLDING that had already applied IFRS before January 1, 2010, were used.

a.VII)	Designation of financial instruments previously recognized

IAS 39 permits an entity to designate financial instruments as financial assets or liabilities at fair value through profit or loss, or available-for-sale financial assets, on the date of acquisition or issue of the financial instrument. In accordance with this IFRS 1 exemption, the designation may be made on the transition date, even if the instrument has originally been designated in another category. ITAÚ UNIBANCO HOLDING did not apply this exemption permitted by IFRS 1 and it did not change the designation of financial assets existing on the transition date, keeping the designation existing under BRGAAP on January 1, 2010.

a.VIII)	Share-based payment transactions

IFRS 1 encourages, but does not require, that an entity applies IFRS 2 for employee benefits in the form of share-based payment that were granted before November 7, 2002 and also for benefits that were granted after November 7, 2002, but for which vesting conditions had been met before January 1, 2010. On the other hand, if Management decides to apply IFRS 2 retrospectively, it can only do so if the entity has already disclosed the fair value of the relevant share-based instruments, determined on the measurement dates. ITAÚ UNIBANCO HOLDING applied IFRS 2 for all share-based payments, since it has already disclosed the fair value of these instruments.

a.IX) Insurance contracts

IFRS 1 permits companies that issue insurance contracts to change certain insurance accounting policies on the transition date to IFRS, provided that some minimum procedures are followed. ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts; however, it has applied the minimum requirements of IFRS 4, including the classification of contracts as insurance contracts or investment contracts (as defined by IAS 39 and IFRS 4) and the minimum liability adequacy tests for insurance contracts, as defined by IFRS 4, and further detailed in Note 2.4.(o).

a.X)	Liabilities arising from decommissioning, restoration of assets and similar liabilities

IFRIC 1 - “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires specific changes in these liabilities. An entity that applies IFRS for the first time does not need to meet these requirements for changes that occurred before the transition date to IFRS. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING.

a.XI) Leases

An entity that applies IFRS for the first time may opt to apply the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date. The application of IFRIC 4 did not have any impact on ITAÚ UNIBANCO HOLDING on the transition date to IFRS since no contracts that should be accounted for as lease agreements, pursuant to IFRIC 4, have been identified.

a.XII) Fair value measurement of financial assets and liabilities on the transition date

IFRS 1 determines that an entity should apply the specific requirements of IAS 39 for fair value measurement of financial assets and liabilities on the transition date to IFRS. IAS 39 requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments. Additionally, IAS 39 establishes rules for situations in which an entity may recognize an initial gain or loss when purchasing a financial asset or liability ("day one profit or loss"). As a consequence of this requirement, IAS 39 requires that a gain or loss generated in the initial purchase or subsequent changes in the fair value of a financial instrument be recognized immediately only if the fair value calculation methodology included only data and quotations directly observable in the market on the fair value assessment date.

IFRS 1 requires that these criteria be applied on a mandatory and prospective basis to transactions with asset or liability financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004.

a.XIII) Borrowing costs

IFRS 1 permits an entity to apply IAS 23 for borrowing costs related to the qualifying assets for which the capitalization initial date is the same or subsequent to the transition (January 1, 2010), or designate a date prior to the transition date and apply IAS 23 to the borrowing costs related to qualifying assets for which the capitalization initial date is the same or subsequent to that date. ITAÚ UNIBANCO HOLDING did not apply this exemption.

a.XIV) Derecognition of financial assets and financial liabilities

IFRS 1 requires that an entity that applies IFRS for the first time applies the derecognition standards (asset derecognition, as defined by IAS 39) of financial assets and liabilities prospectively for transactions after January 1, 2004. Accordingly, should ITAÚ UNIBANCO HOLDING have derecognized, pursuant to BRGAAP, a non-derivative financial asset or liability resulting from a transaction before January 1, 2004, it shall not recognize this asset or liability on the transition to IFRS. Additionally, IFRS 1 permits the application of standards of derecognition of financial assets and liabilities retrospectively, from a date elected by the entity, provided that the information needed to apply such standards had already been obtained at the time of the transaction that gave rise to the derecognition. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING as no significant financial asset or liability was derecognized under BRGAAP.

a.XV) Hedge accounting

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized as assets or liabilities under BRGAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) in its consolidated balance sheet at the transition date if the instrument did not qualify as a hedge in accordance with IAS 39. As a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date.

a.XVI) Estimates

IFRS 1 requires that the estimates used by management for IFRS purposes at the transition date to IFRSs are consistent with estimates made as of the same date under BRGAAP, unless there is evidence of errors in the preparation of the estimates in BRGAAP as compared to IFRS. ITAÚ UNIBANCO HOLDING considered that the estimates used for BRGAAP, except for the differences in the methodology for the calculation of the allowance for loan losses, as described in Note 2.3(a), are consistent with those used on the transition date to IFRS. No information regarding the estimates made in accordance with BRGAAP was obtained on a date subsequent to the transition date that should be accounted for under IAS 10.

a.XVII) Non-controlling interests

IFRS 1 requires that the entity that adopts IFRS for the first time applies certain requirements of IAS 27 prospectively from the transition date. However, these requirements did not have an impact on ITAÚ UNIBANCO HOLDING.

b)	RECONCILIATION BETWEEN BRGAAP AND IFRS APPLICABLE TO THE STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDING AT JANUARY 1 AND DECEMBER 31, 2010 AND TO THE NET INCOME OF ITAÚ UNIBANCO HOLDING FROM JANUARY 1 TO DECEMBER 31, 2010

		12/31/2010	01/01/2010	01/01 to 12/31/2010
	Reference	Stockholders’ equity		Income
In accordance with BRGAAP (stockholders’ equity attributed to the owners of the parent company, excluding non-controlling interest)		60,879	50,683	13,323

Adjustments that affect stockholders’ equity between BR GAAP and IFRS		4,996	6,443	(1,615)
Allowance for loan losses	b.I	2,025	3,458	(1,434)
Recognition of total deferred tax assets	b.II	1,631	2,367	(660)
Pension and health care plans	b.III	-	1,410	-
Adjustment to market value of shares	b.IV	1,162	970	14
Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	b.V	896	936	(40)
Provision for Itaú Unibanco merger expenses	b.VI	-	844	(844)
Translation of foreign subsidiaries and unconsolidated companies abroad	b.VII	-	-	275
Provision for dividends payable not yet declared	b.VIII	1,308	-	-
Effective interest rate	b.IX	(819)	(841)	22
Other adjustments	b.X	70	(95)	236
Income tax and social contribution on all IFRS adjustments	b.XI	(1,277)	(2,606)	816
In accordance with IFRS – attributable to controlling stockholders		65,875	57,126	11,708
In accordance with IFRS – attributable to non-controlling interest		1,677	1,564	786
In accordance with IFRS – attributable to controlling stockholders and non-controlling interest		67,552	58,690	12,494
Adjustments that affect comprehensive income
Available-for-sale financial assets				170
Cash flow hedge				(17)
Foreign exchange variation on investments abroad				(274)
Share of other comprehensive income of investments in unconsolidated companies				(166)
Total				12,207

Adoption of IFRS has not changed ITAÚ UNIBANCO HOLDING’s actual cash flows since under BRGAAP we were already required to apply the Brazilian equivalent of IAS 7, and there are no significant differences in the statement of cash flows prepared under BRGAAP and that presented in these financial statements.

Summary of the main differences between BRGAAP and IFRS

Below is presented a description of the main accounting practices applicable to ITAÚ UNIBANCO HOLDING, which differ significantly between BRGAAP and IFRS and are presented in the reconciliations above:

b.I)	Allowance for loan losses

In BRGAAP, the allowance for loan losses is measured considering an analysis of the risk of non-realization of receivables, at an amount considered sufficient to cover expected losses, following the rules established by BACEN. Pursuant to these rules, the allowance is created from the date loans are granted, based on the client’s risk rating and on a periodic quality evaluation of clients and industries, and not only when default actually occurs. Under BRGAAP, the allowance cannot be less than the minimum required by the regulatory authorities, but an additional allowance can be recorded when the minimum allowance is not considered sufficient. At December 31, 2008, considering the economic scenario and the related uncertainties, the criteria for recognition of an allowance for loan losses additional to the required regulatory minimum allowance were revised, including an allowance for risks associated with a more pessimistic scenario. During 2009, there was an improvement in the economic situation, causing a reduction in the ratio of the allowance for loan losses to the loan portfolio. In 2010, a change in the criteria under BRGAAP was adopted which resulted in a reduction in the allowance for loan losses. The criteria were adopted considering new Basel III guidelines (not yet applicable), which require counter-cyclical effects should be considered.

IAS 39 determines that the entity should assess, on each reporting date, whether there is objective evidence that the loan operation or group of loan operations is impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a consequence of one or more events that occurred after the initial recognition of the loan (loss event), this event or events impact the future cash flow and it can be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the loan.

Initially, it is necessary to assess, on an individual basis, if there is objective evidence of impairment for exposures that are individually significant, or individually and collectively significant for exposures that are not individually significant. If there is no objective evidence for an exposures individually assessed, be it significant or not, it should be included in a group of exposures with similar characteristics and assessed collectively. The exposures that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

The differences between BRGAAP and IFRS resulted in differing amounts of the allowance for loan losses and, accordingly, an adjustment has been recognized.

b.II)	Recognition of total deferred tax assets

Under Law No. 11,727/2008, the social contribution (CSLL) rate for private insurance, capitalization companies and financial institutions, was increased from 9% to 15%, for taxable events that occurred after May 1, 2008. As a result of a lawsuit claiming unconstitutionality of the increase of the CSLL rate that was filed on June 26, 2008, by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded under BRGAAP only up to the amount of the increase in tax liabilities and did not considering the increased rate of 15%.

IAS 12 prescribes that deferred tax assets should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

ITAÚ UNIBANCO HOLDING recognized, in these consolidated financial statements, deferred tax assets using the substantively enacted tax rate of 15% for CSLL.

b.III)	Pension and healthcare plans

Up to December 31, 2009, under BRGAAP, ITAÚ UNIBANCO HOLDING did not recognize assets resulting from the difference between the fair value of plan assets and their actuarial liabilities. The measurement basis of plan obligations and plan assets was similar to IFRS. However, differences existed in the criteria for recognizing the funded status when it resulted in a net asset.

Actuarial calculations for certain plans of ITAÚ UNIBANCO HOLDING resulted in net assets, for which an asset is recognized in accordance with IAS 19. As ITAÚ UNIBANCO HOLDING has an economic benefit available through reductions in future contributions, the asset was recognized as of December 31, 2009, measured taking into consideration the asset ceiling, prescribed by IAS 19 and IFRIC 14.

As from December 31, 2010, ITAÚ UNIBANCO HOLDING, pursuant to CVM Resolution No. 600/09, recognizes as assets the difference, when positive, between the fair value of plan assets and actuarial liabilities. CVM Resolution No. 600/09 is equivalent to IAS 19, and, accordingly, this adjustment is no longer necessary as from such date.

b.IV)	Adjustment to market value of shares

For purposes of BRGAAP, shares classified as permanent investments are recognized at historical cost and adjusted only for provision for permanent impairment. Increases in value over acquisition cost are not recognized.

Under IFRS, ITAÚ UNIBANCO HOLDING classified these shares as available-for-sale financial assets, in accordance with IAS 39, and recorded them at fair value, with gains and losses recognized in other comprehensive income.

b.V)	Acquisition of interest in unconsolidated company - Porto Seguro Itaú Unibanco Participações S.A. (PSIUPAR)

Under BRGAAP, there are no specific rules for the recognition of transactions where a subsidiary is exchanged for an unconsolidated company (associate); this kind of transaction is generally recognized at the carrying amount of the subsidiary transferred.

Under IFRS, consideration received (an interest in PSIUPAR acquired on November 30, 2009) in connection with the loss of control of a subsidiary is accounted for at fair value.

This difference in the basis of our investment in PSIUPAR is adjusted in the reconciliation.

b.VI)	Provision for Itaú Unibanco merger expenses

As a consequence of the acquisition of Unibanco, a provision to cover expenses related to communication to clients, changes in systems and personnel was recognized under BRGAAP, as the amount of the provision could be reasonably estimated.

Under IFRS, this provision did not meet at the transition date the requirements of IAS 19 and IAS 37, which are more restrictive than the requirements under BRGAAP and, accordingly, the provision was reversed at the transition date in these consolidated financial statements. During the year ended December 31, 2010, the provision recorded under BRGAAP was fully utilized.

b.VII)	Translation of foreign subsidiaries and unconsolidated companies

The process adopted by ITAÚ UNIBANCO HOLDING under BRGAAP for the translation of foreign subsidiaries and unconsolidated companies is similar to the requirements of IAS 21, except that the differences arising from the translation process are recorded in the statement of income. Accordingly, under BRGAAP, there is no specific reserve in stockholders’ equity where cumulative gains or losses arising from the translation of foreign subsidiaries and unconsolidated companies are recognized.

Under IFRS, the differences on translation of foreign subsidiaries and unconsolidated companies are reported in other comprehensive income.

b.VIII)	Provision for dividends not yet declared

Until 2010, in accordance with BRGAAP, the year-end financial statements should recognize a provision for dividends proposed by Management but not yet approved by the stockholders even if proposed dividends exceed the mandatory minimum dividend established in the bylaws.

In accordance with IAS 10 - “Events After The Balance Sheet Date”, if an entity declares dividends after the balance sheet date, it cannot recognize the amount of these dividends as a liability in the year-end financial statements.

From May 2011, ITAÚ UNIBANCO HOLDING, in conformity with Resolution No. 3,973/11, of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) that exceeds the mandatory minimum dividends. The Resolution No. 3,973/11 is equivalent to IAS 10 and, therefore, from this date on, this adjustment is no longer necessary.

b.IX)	Effective interest rate

Under IAS 39, financial assets and liabilities measured at amortized cost should be recognized using the effective interest method, which consists of recognizing revenues and costs directly attributable to its acquisition, issue or disposal for the term of the operation.

b.X)	Other adjustments

Other differences between IFRS and BRGAAP have been recorded, which are not material either individually or in the aggregate.

b.XI)	Income tax and social contribution on IFRS adjustments

IAS 12 requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). The adjustments of deferred income tax and social contribution were calculated on IFRS adjustments, when applicable.

c)	RECONCILIATION BETWEEN USGAAP AND IFRS APPLICABLE TO THE STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDING AT JANUARY 1 AND DECEMBER 31, 2010 AND TO THE NET INCOME OF ITAÚ UNIBANCO HOLDING FROM JANUARY 1 TO DECEMBER 31, 2010

		12/31/2010	1/1/2010	01/01 to 12/31/2010	Class in IFRS
	Reference	Stockholders' Equity		Income	statement of Income
In accordance with USGAAP (stockholders' equity attributed to the owners of the parent company, excluding non-controlling interest)		76,625	69,277	11,067

Adjustments that affect stockholders' equity between USGAAP and IFRS		(10,750)	(12,151)	642
Pension and healthcare plans	c.I	(1,634)	(1,049)	(1,567)	General and administrative expenses
Stock-based compensation	c.II	491	584	66	General and administrative expenses
Related to business combinations	c.III	(10,579)	(12,728)	2,150
Full amortization of goodwill recognized under BRGAAP	c.III i	(15,607)	(15,607)	-
Reversal of adjustment at fair value recognized under USGAAP for the price paid	c.III ii	4,576	4,576	-
Reversal of amortization of intangible assets recognized under USGAAP	c.III iii	5,066	1,476	3,590	General and administrative expenses
Reversal of adjustment at fair value recognized under USGAAP of Unibanco's net assets	c.III iv	(1,138)	(89)	(1,050)	Interest and similar income, General and administrative expenses
Negative goodwill in the acquisition of Unibanco recognized under USGAAP	c.III v	(830)	(830)	-
Difference in the investment base in Redecard as a result of remeasurement under USGAAP upon gaining control	c. III vi	(4,530)	(4,530)	-
Recognition of total deferred tax assets on goodwill	c. III vii	1,250	1,574	(323)	Deferred income tax and social contribution
Other	c.IV	634	702	(67)	Interest and similar income, General and administrative expenses
Other adjustments	c.IV	(269)	(868)	378	General and administrative expenses
Income tax and social contribution over all IFRS adjustments	c.V	1,241	1,910	(385)	Deferred income tax and social contribution
In accordance with IFRS - attributable to controlling stockholders		65,875	57,126	11,708

In accordance with USGAAP- attributable to non-controlling interest		13,076	12,757	824

Redecard	c.III vi	(10,915)	(10,840)	75	Net income attributable to non-controlling interests
Deconsolidation of Joint Ventures	c.VI	(366)	(268)	(98)
Other	c.IV/cIII iv	(118)	(85)	(16)

In accordance with IFRS - attributable to non-controlling interest		1,677	1,564	785

In accordance with IFRS - attributable to controlling and non-controlling interest		67,552	58,690	12,493

The adoption of IFRS has changed the statement of cash flows of ITAÚ UNIBANDO HOLDING, arising from the recognition of the effects shown in the table above, as well as from the differences in classification of Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Loan Operations, considered as investiment activities under USGAAP, while under IFRS, the same items are classified as operating activities and also from the differences in classification of Deposits, Securities sold under Repurchase Agreements, Interbank Market Debt and Reserves for Insurance and Private Pension, considered as financing activities under USGAAP, while under IFRS, the same items are classified as operating activities.

We are not presenting the Cumulative Comprehensive Income in the reconciliation above because there is no difference between USGAAP and IFRS.

Balance Sheet on December 31, 2010
ASSETS	USGAAP	c.IX	c.I	c.II	c.i	c.III ii / c.III iii	c.III iv	c.III v	c.III vi	c.IV / c.III vii	c.V	c.VI	c.VII	c.VIII	c.IV	IFRS
Cash and deposits on demand	5,568	4,585	-	-	-	-	-	-	-	-	-	(5)	-	-	24	10,172
Central Bank Compulsory Deposits	85,790	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)	85,776
Interbank deposits	57,566	(44,297)	-	-	-	-	-	-	-	-	-	1,565	-	-	1	14,835
Securities purchased under agreements to resell	34,734	36,790	-	-	-	-	-	-	-	-	-	(10)	17,158	-	10	88,682
Financial assets held for trading	140,003	(5,646)	(1,340)	-	-	-	(2)	-	-	-	-	(21)	(17,219)	-	(278)	115,497
Financial assets designated at fair value through profit or loss	-	306	-	-	-	-	-	-	-	-	-	-	-	-	-	306
Derivatives	-	7,789	(48)	-	-	-	-	-	-	-	-	-	37	-	(1)	7,777
Available-for-sale financial assets	44,636	473	(184)	-	-	-	32	-	-	-	-	-	-	-	(418)	44,539
Held-to-maturity financial assets	2,506	845	-	-	-	-	(131)	-	-	-	-	-	-	-	(50)	3,170
Loan operations and lease operations, net	278,031	-	-	-	-	-	390	-	-	-	-	(2,894)	-	-	(684)	274,843
Loan operations and lease operations	298,169	1,240	-	-	-	-	(514)	-	-	-	-	(3,411)	-	-	(647)	294,837
(-) Allowance for loan losses	(20,138)	(1,240)	-	-	-	-	904	-	-	-	-	517	-	-	(37)	(19,994)
Other financial assets	-	40,517	-	-	-	-	-	-	-	-	-	973	24	-	(569)	40,945
Investments in unconsolidated companies	3,597	(538)	-	-	-	-	-	-	-	-	-	(18)	-	-	(94)	2,947
Fixed assets, net	5,151	(638)	-	-	-	-	181	-	-	-	-	(11)	-	-	119	4,802
Intangible assets, net	18,148	(20,064)	-	-	-	5,066	(61)	-	-	-	-	(114)	-	-	(41)	2,934
Goodwill, net	14,664	19,857	-	-	(22,762)	4,576	(2,835)	(830)	(14,206)	634	-	-	-	-	902	-
Tax assets	-	10,585	-	-	7,155	-	-	-	-	1,250	1,241	(300)	-	5,080	(869)	24,142
Assets held for sale	-	69	-	-	-	-	-	-	-	-	-	(1)	-	-	10	78
Other assets	56,186	(50,633)	(62)	-	-	-	77	-	-	-	-	(75)	-	-	144	5,637
TOTAL ASSETS	746,580	-	(1,634)	-	(15,607)	9,642	(2,349)	(830)	(14,206)	1,884	1,241	(911)	-	5,080	(1,808)	727,082

LIABILITIES AND STOCKHOLDERS’ EQUITY	USGAAP	c.IX	c.I	c.II	c.i	c.III ii / c.III iii	c.III iv	c.III v	c.III vi	c.IV / c.III vii	c.V	c.VI	c.VII	c.VIII	c.IV	IFRS
Deposits	202,660	-	-	-	-	-	-	-	-	-	-	(1)	-	-	29	202,688
Securities sold under repurchase agreements	97,972	101,598	-	-	-	-	-	-	-	-	-	-	-	-	87	199,657
Financial liabilities held for trading	-	1,335	-	-	-	-	-	-	-	-	-	-	-	-	-	1,335
Derivatives	-	6,674	-	-	-	-	(694)	-	-	-	-	-	-	-	(309)	5,671
Interbank market debt	-	62,988	-	-	-	-	-	-	-	-	-	-	-	-	(389)	62,599
Institutional market debt	-	43,098	-	-	-	-	(7)	-	1,239	-	-	-	-	-	183	44,513
Short-term borrowings	123,041	(123,041)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Long-term debt	84,768	(84,768)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial liabilities	-	41,902	-	-	-	-	-	-	-	-	-	(346)	-	-	(544)	41,012
Reserves for insurance and private pension	60,463	(3,634)	-	-	-	-	(74)	-	-	-	-	-	-	-	109	56,864
Liabilities for capitalization plans	-	2,603	-	-	-	-	-	-	-	-	-	-	-	-	-	2,603
Provisions	-	14,736	-	-	-	-	-	-	-	-	-	(33)	-	-	(247)	14,456
Tax liabilities	-	7,078	-	-	-	-	-	-	-	-	-	(83)	-	5,080	35	12,110
Other liabilities	87,975	(70,569)	-	(491)	-	-	(228)	-	-	-	-	(82)	-	-	(583)	16,022
Total liabilities	656,879	-	-	(491)	-	-	(1,003)	-	1,239	-	-	(545)	-	5,080	(1,629)	659,530
Total stockholders’ equity attributed to the owners of the parent company	76,625	-	(1,634)	491	(15,607)	9,642	(1,138)	(830)	(4,530)	1,884	1,241	-	-	-	(269)	65,875
Non-controlling interests	13,076	-	-	-	-	-	(208)	-	(10,915)	-	-	(366)	-	-	90	1,677
Total stockholders’ equity	89,701	-	(1,634)	491	(15,607)	9,642	(1,346)	(830)	(15,445)	1,884	1,241	(366)	-	-	(179)	67,552
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	746,580	-	(1,634)	-	(15,607)	9,642	(2,349)	(830)	(14,206)	1,884	1,241	(911)	-	5,080	(1,808)	727,082

Summary of the main differences between USGAAP and IFRS

Below is a description of the main accounting practices applicable to ITAÚ UNIBANCO HOLDING, which differ significantly between USGAAP and IFRS and are presented in the reconciliations above:

c.I)	Pension and healthcare plans

Under IFRS and USGAAP, the sponsor of pension and healthcare plans should recognize both the deficit and surplus of a defined benefit plan as a liability or an asset in its balance sheet. In accordance with IFRS, whenever an entity has a surplus in a defined benefit plan, it should measure the asset by using the lower between: (a) the plan surplus; or (b) the asset ceiling defined as the present value of decreases in the employer’s future contributions.

The difference between USGAAP and IFRS is derived from the impact of this limitation in the recognition of the asset described above.

Another difference refers to the recognition of actuarial gains and losses, which are directly recorded in stockholders’ equity under USGAAP and in net income for the period under IFRS.

c.II)	Stock-based compensation

Under USGAAP, the cost of stock-based compensation plans considered liability awards is recognized as an expense, with a corresponding entry to liabilities. Certain options granted are considered liability awards under USGAAP and measured at each reporting date, since the exercise price is indexed to inflation rates.

Under IFRS, stock-based compensation is recognized at the fair value of options on the grant date, and they are not remeasured, since they are all classified as “equity awards”.

Both for USGAAP and IFRS, the cost of stock-based compensation plans is recognized over the vesting period.

c.III)	Business combinations

Under USGAAP, business combinations are accounted in a manner similar to the requirements of IFRS 3 (R), i.e., they are recognized under the purchase method.

IFRS 1 permits that business combinations and past acquisitions of investments in associates that occurred before the transition date are not reassessed on a retrospective basis, through the application of IFRS 3 (R) (Detailed on Note 2.5 (a)). This exemption allows first-time adopters of IFRS to basically maintain the accounting treatment adopted under the previous accounting practice, in this case previous GAAP. ITAÚ UNIBANCO HOLDING adopted this exemption up to August 1, 2009 and then adopted IFRS 3 (R) or IAS 28, as the case may be, to recognize only the business combinations and past acquisitions of investments in associates after that date (there were no business combinations after that date).

Pursuant to the exemption permitted by IFRS 1, the accounting policies adopted for initial recognition and subsequent measurement of goodwill generated in acquisitions before August 1, 2009 under previous GAAP were maintained.

On the transition date, the accounting treatment of these business combinations under IFRS is the same as the accounting treatment under previous GAAP. Accordingly, the following differences between USGAAP and previous GAAP (IFRS, at the transition date) are presented below:

(i)	Under previous GAAP, we fully amortized, in the acquisition year, the goodwill amount determined in a business combination. For USGAAP purposes, the goodwill amount is determined under different criteria and it is not amortized, but tested for impairment, therefore reversing the full amortization of goodwill under previous GAAP.
(ii)	Under USGAAP, equity instruments issued as part of the purchase price are valued at their fair value on the acquisition date, whereas under previous GAAP equity instruments are recorded at the value agreed between the parties, as documented in the contractual agreements.
(iii)	Under previous GAAP, intangible assets arising from a business combination are not recognized. Under USGAAP, intangible assets are recognized at the estimated fair value and they are amortized over the period of the future estimated benefit.
(iv)	Under previous GAAP, assets and liabilities from acquired businesses are recognized at book value and goodwill is computed as the difference between the purchase price and net assets at book value. Differences between book value and fair value of assets and liabilities are not recognized. Under USGAAP, the assets and liabilities acquired, including intangible assets, are recognized at the estimated fair value.

(v)	As a result of the difference in the criterion under previous GAAP and USGAAP to determine the goodwill, we recognized a negative goodwill in the transaction under USGAAP, which is reversed for previous GAAP purposes.
(vi)	Under previous GAAP, when a stockholder gains control over an entity by acquiring an additional interest previously recorded under the equity method, the investment amount is increased by the price paid for the additional interest. No gain or loss is recognized. Under USGAAP, the previously held interest is remeasured at the fair value on the date the control is acquired. Any difference between the book value and the fair value of the previously held interest is recognized as gain or loss in income. Additionally, upon the acquisition of control, non-controlling interests are also measured at their fair value.
(vii)	As described in item (i) above, we amortized under previous GAAP, in the acquisition year, the amount of goodwill established on business combination. On this amortization, we recognized deferred taxes related to social contribution at a 9% rate. For USGAAP and IFRS purposes, the recognition of the deferred tax should be at the effective rate, i.e., 15% in this case, as described in Note 2.5 (b) (II). The difference between USGAAP and IFRS in fact arises due to the effect of the increased social contribution rate levied on this goodwill, which was fully amortized for IFRS purposes.

c.IV)	Other adjustments

Includes differences between USGAAP and IFRS previously recorded, related to business combination, non-controlling shareholders and others, which are not material either individually or in the aggregate.

c.V)	Income tax and social contribution on IFRS adjustments

The USGAAP and IFRS requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). The difference between USGAAP and IFRS refers to calculation of deferred income tax and social contribution levied on the differences of adjustments between both GAAPs.

c.VI) Difference in consolidation between Variable Interest Entities (VIEs) (USGAAP) and Joint Ventures (IFRS)

In accordance with USGAAP requirements, we record certain interests as VIEs, and we conclude that we are their primary beneficiary mainly because we are exposed to most of their risks and benefits. As the primary beneficiary of these entities, we should fully consolidate them in our financial statements.

Under IFRS, the interests held by an entity may not be defined as VIEs. We analyze these interests in accordance with IAS 31 requirements and conclude that these entities fall into the category of Joint Ventures (Note 2.4 (a)), because the main operating and financial decisions in these entities are made jointly with other stockholders. IAS 31 allows for Joint Ventures to be either proportionally consolidated or recorded under the equity method. We have opted for the proportional consolidation.

Therefore, the difference is due to the fact that these entities are fully consolidated under USGAAP and proportionally consolidated under IFRS.

c.VII) Consolidation of pension funds

Certain investment funds, exclusive for investment of funds arising from private pension products offered by ITAÚ UNIBANCO HOLDING to its clients, comply with consolidation requirements under IFRS. These funds are not consolidated, but rather treated as financial instruments in the financial statements under USGAAP.

c.VIII) Difference in the recognition of taxes

Under USGAAP, deferred tax assets and liabilities should be offset whenever they are attributable to the same tax authority, and not mandatorily by taxable entity.

Under IFRS, an entity should offset deferred tax assets and liabilities if and only if it is legally entitled to settle current tax assets and liabilities, and these deferred taxes are related to taxes on income required by the same tax authority, levied on the same taxable entity.

c.IX) Changes/ reclassifications in the balance sheet accounts

The presentation model for the balance sheet under IFRS adopted by ITAÚ UNIBANCO HOLDING is different from that under USGAAP. The main changes/ reclassifications are due to the different presentation of the following lines: Interbank Deposits (under USGAAP in Securities purchased under agreements to resell), Derivatives – Assets and Liabilities (under USGAAP in Assets Held for Trading and Other Liabilities), Liabilities for capitalization plans (considered under USGAAP in the Reserve for insurance, pension plan and capitalization line), Other Financial Assets and Liabilities (under USGAAP in Other Assets and Liabilities), Goodwill (considered under USGAAP in the Intangible Assets line arising from the allocation of fair value of assets and liabilities resulting from business combination), Tax Assets and Liabilities (under USGAAP in Other Assets and Liabilities), Interbank Markets and Institutional Markets (under USGAAP in Short-Term and Long-Term Borrowings) and Provisions (under USGAAP in Other Liabilities).

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, cash and cash equivalents comprises the following items (amounts with original maturity terms equal to or less than 90 days):

	12/31/2011	12/31/2010	1/1/2010
Cash and deposits on demand	10,668	10,172	10,671
Interbank deposits	18,921	7,639	7,304
Securities purchased under agreements to resell	8,516	27,798	54,677
TOTAL	38,105	45,609	72,652

Amounts related to interbank deposits and securities purchased under agreements to resell over 90 days are R$ 8,900 (R$ 7,196 at December 31, 2010 and R$ 10,495 at January 1, 2010) and R$ 83,732 (R$ 60,884 at December 31, 2010 and R$ 81,143 at January 1, 2010), respectively.

NOTE 04 - CENTRAL BANK COMPULSORY DEPOSITS

	12/31/2011	12/31/2010	1/1/2010
Non-interest bearing deposits	5,730	4,742	4,042
Interest-bearing deposits	92,323	81,034	9,827
TOTAL	98,053	85,776	13,869

NOTE 05 – INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	12/31/2011
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	25,384	2,437	27,821
Securities purchased under agreements to resell (*)	92,248	-	92,248
TOTAL	117,632	2,437	120,069

(*) Of these securities R$ 7.046 are pledged in guarantee in conformity with the policies described in note 2.4f

	12/31/2010
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	14,315	520	14,835
Securities purchased under agreements to resell (*)	82,094	6,588	88,682
TOTAL	96,409	7,108	103,517

(*) Of these securities R$ 8.670 are pledged in guarantee in conformity with the policies described in note 2.4f

	1/1/2010
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	17,262	537	17,799
Securities purchased under agreements to resell (*)	124,227	11,593	135,820
TOTAL	141,489	12,130	153,619

(*) Of these securities R$ 9.288 are pledged in guarantee in conformity with the policies described in note 2.4f

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2011				12/31/2010				1/1/2010
	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value	cost	Gain	Loss	value	cost	Gain	Loss	value
Investment funds	1,326	35	(22)	1,339	1,701	49	(2)	1,748	1,589	32	(2)	1,619
Brazilian government securities (1a)	93,914	184	(184)	93,914	86,636	77	(14)	86,699	36,099	48	(12)	36,135
Brazilian external debt bonds (1b)	868	42	-	910	653	17	(4)	666	222	-	-	222
Government securities – abroad (1c)	787	28	(13)	802	9,323	38	(8)	9,353	1,045	25	(13)	1,057
Argentina	226	12	(13)	225	295	6	(8)	293	179	3	(3)	179
United States	280	12	-	292	8,682	32	-	8,714	735	22	(10)	747
Mexico	201	4	-	205	29	-	-	29	10	-	-	10
Russia	-	-	-	-	45	-	-	45	77	-	-	77
Chile	50	-	-	50	248	-	-	248	30	-	-	30
Uruguay	27	-	-	27	24	-	-	24	14	-	-	14
Other	3	-	-	3	-	-	-	-	-	-	-	-
Corporate securities (1d)	24,965	84	(125)	24,924	16,941	152	(62)	17,031	16,279	248	(8)	16,519
Shares	2,325	69	(97)	2,297	3,161	134	(47)	3,248	2,476	240	(6)	2,710
Securitized real estate loans	23	1	-	24	587	9	-	596	33	2	-	35
Bank deposit certificates	7,820	-	-	7,820	8,932	-	-	8,932	9,490	-	-	9,490
Debentures	3,525	2	(1)	3,526	2,799	1	-	2,800	3,095	2	(1)	3,096
Eurobonds and other	1,446	12	(27)	1,431	1,459	8	(15)	1,452	624	4	(1)	627
Financial credit bills	8,973	-	-	8,973	-	-	-	-	-	-	-	-
Other	853	-	-	853	3	-	-	3	561	-	-	561
TOTAL	121,860	373	(344)	121,889	115,254	333	(90)	115,497	55,234	353	(35)	55,552
(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients at December 31, 2011 were: a) R$ 12,010 (R$ 45,672 at 12/31/2010 and R$ 5,870 at 01/01/2010), b) R$ 0 (R$ 125 at 12/31/2010 and R$ 77 at 01/01/2010), c) R$ 84 (R$ 8,592 at 12/31/2010 and R$ 288 at 01/01/2010) and d) R$ 48 (R$ 11 at 12/31/2010 and R$ 101 at 01/01/2010), totaling R$ 12,142 (R$ 54,400 at 12/31/2010 and R$ 6,336 at 01/01/2010).

Realized gains and losses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Financial assets held for trading
Gains	2,995	1,668
Losses	(2,559)	(1,266)
TOTAL	436	402

The cost/ amortized cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2011		12/31/2010		1/1/2010
	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value
CURRENT	37,701	37,706	58,534	58,705	26,039	26,323
Non-stated maturity	3,650	3,635	4,862	4,996	4,070	4,334
Up to one year	34,051	34,071	53,672	53,709	21,969	21,989
NON-CURRENT	84,159	84,183	56,720	56,792	29,195	29,229
From one to five years	72,064	72,088	49,392	49,403	26,131	26,138
From five to ten years	8,570	8,550	5,134	5,177	2,313	2,332
After ten years	3,525	3,545	2,194	2,212	751	759
TOTAL	121,860	121,889	115,254	115,497	55,234	55,552

Financial assets held for trading include assets with a fair value of R$ 57,734 (R$ 46,051 at 12/31/2010 and R$ 38,626 at 01/01/2010) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2011
	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value
Brazilian external debt bonds	182	4	-	186

	12/31/2010
	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value
Brazilian external debt bonds	297	9	-	306

	1/1/2010
	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value
Brazilian external debt bonds	368	5	-	373

Realized gain and loss

	01/01 to 12/31/2011	01/01 to 12/31/2010
Designated at fair value through profit or loss
Gain	20	-
Loss	-	(1)
Total	20	(1)

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2011		12/31/2010		1/1/2010
	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value
NON-CURRENT	182	186	297	306	368	373
After ten years	182	186	297	306	368	373

NOTE 07 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into financial derivative instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoing a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee for ITAÚ UNIBANCO HOLDING amounted to R$ 7,793 (R$ 8,061 at 12/31/2010 and R$ 12,252 at 01/01/2010) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Futures contracts	268,806	75	(49)	26
Purchase commitments	251,094	75	19	94
Foreign currency	59,087	(1)	12	11
Interbank market	144,154	1	-	1
Indices	41,365	75	7	82
Securities	6,338	-	-	-
Commodities	122	-	-	-
Other	28	-	-	-
Commitments to sell	17,712	-	(68)	(68)
Foreign currency	15,796	-	(63)	(63)
Interbank market	52	-	-	-
Indices	1,106	-	-	-
Securities	230	-	(3)	(3)
Commodities	513	-	(2)	(2)
Other	15	-	-	-
Swap contracts		72	(120)	(48)
Asset position	94,806	2,155	595	2,750
Foreign currency	9,883	605	7	612
Interbank market	39,936	545	50	595
Fixed rate	16,808	227	241	468
Floating rate	3,809	3	-	3
Indices	23,995	739	312	1,051
Securities	28	23	(26)	(3)
Commodities	3	-	-	-
Other	344	13	11	24
Liability position	94,734	(2,083)	(715)	(2,798)
Foreign currency	11,171	(608)	22	(586)
Interbank market	24,958	(100)	10	(90)
Fixed rate	21,733	(325)	(301)	(626)
Floating rate	6,144	(133)	2	(131)
Indices	29,225	(816)	(477)	(1,293)
Securities	112	(85)	34	(51)
Commodities	108	(1)	(4)	(5)
Other	1,283	(15)	(1)	(16)
Option contracts	1,108,517	576	(739)	(163)
Purchase commitments – long position	237,863	1,122	(373)	749
Foreign currency	17,481	887	(289)	598
Interbank market	36,911	65	(36)	29
Floating rate	278	1	(1)	-
Indices	181,517	124	(58)	66
Securities	1,162	31	11	42
Commodities	501	14	-	14
Other	13	-	-	-
Commitments to sell – long position	354,697	1,457	237	1,694
Foreign currency	7,635	149	(41)	108
Interbank market	27,212	293	(49)	244
Fixed rate	2	-	1	1
Floating rate	218	1	-	1
Indices	315,903	915	(2)	913
Securities	2,821	82	317	399
Commodities	768	14	-	14
Other	138	3	11	14
Purchase commitments – short position	174,398	(778)	47	(731)
Foreign currency	10,325	(454)	(97)	(551)
Interbank market	23,954	(47)	11	(36)
Indices	139,248	(258)	144	(114)
Securities	795	(15)	(13)	(28)
Commodities	65	(4)	2	(2)
Other	11	-	-	-
Commitments to sell – short position	341,559	(1,225)	(650)	(1,875)
Foreign currency	10,757	(309)	113	(196)
Interbank market	35,433	(178)	(239)	(417)
Fixed rate	2	-	(1)	(1)
Indices	293,394	(647)	(197)	(844)
Securities	1,636	(79)	(316)	(395)
Commodities	197	(9)	1	(8)
Other	140	(3)	(11)	(14)

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair Value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Forwards operations (onshore)	17,248	1,092	(31)	1,061
Purchases receivable	8,702	921	(62)	859
Foreign currency	7,883	623	(62)	561
Interbank market	520	-	-	-
Fixed rate	-	35	-	35
Floating rate	262	262	-	262
Commodities	37	1	-	1
Purchases payable	1,351	(324)	(9)	(333)
Foreign currency	1,218	(43)	(8)	(51)
Floating rate	-	(262)	-	(262)
Commodities	131	(19)	(1)	(20)
Other	2	-	-	-
Sales receivable	2,230	1,013	7	1,020
Foreign currency	1,181	24	9	33
Interbank market	48	1	-	1
Fixed rate	148	148	(1)	147
Floating rate	110	110	-	110
Securities	731	726	(1)	725
Commodities	12	4	-	4
Sales deliverable	4,965	(518)	33	(485)
Foreign currency	4,905	(342)	32	(310)
Fixed rate	-	(54)	-	(54)
Floating rate	-	(110)	-	(110)
Commodities	60	(12)	1	(11)
Credit derivatives	7,194	153	136	289
Asset position	3,659	242	157	399
Foreign currency	117	-	1	1
Fixed rate	1,820	226	134	360
Floating rate	-	5	11	16
Indices	-	11	(1)	10
Securities	1,721	-	12	12
Other	1	-	-	-
Liability position	3,535	(89)	(21)	(110)
Foreign currency	117	-	(1)	(1)
Fixed rate	2,900	(89)	(8)	(97)
Securities	517	-	(12)	(12)
Other	1	-	-	-
Forwards operations (offshore)	31,285	69	56	125
Asset position	16,257	421	30	451
Foreign currency	15,862	415	30	445
Interbank market	19	-	-	-
Floating rate	376	6	-	6
Liability position	15,028	(352)	26	(326)
Foreign currency	14,946	(348)	26	(322)
Interbank market	13	-	-	-
Floating rate	69	(1)	-	(1)
Indices	-	(1)	-	(1)
Securities	-	(2)	-	(2)
Swap with target flow	102	-	(2)	(2)
Asset position - Interbank market	51	-	-	-
Liability position - Interbank market	51	-	(2)	(2)
Target flow of swap - Asset position - Foreign currency	53	-	4	4
Other derivative financial instruments	4,894	695	20	715
Asset position	4,640	769	33	802
Foreign currency	608	55	31	86
Fixed rate	973	521	-	521
Securities	3,054	193	2	195
Other	5	-	-	-
Liability position	254	(74)	(13)	(87)
Foreign currency	118	(74)	(11)	(85)
Securities	75	-	-	-
Other	61	-	(2)	(2)
	ASSETS	8,175	579	8,754
	LIABILITIES	(5,443)	(1,304)	(6,747)
	TOTAL	2,732	(725)	2,007

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2011
Futures	75,850	67,789	36,072	89,095	268,806
Swaps	9,939	16,691	19,679	46,342	92,651
Options	846,277	58,377	176,965	26,898	1,108,517
Forwards (onshore)	3,393	7,970	3,626	2,259	17,248
Credit derivatives	88	1,902	1,025	4,179	7,194
Forwards (offshore)	6,636	14,066	6,899	3,684	31,285
Swaps with target flow	-	-	-	51	51
Target flow of swap	-	-	-	53	53
Other	112	1,372	760	2,650	4,894

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Futures contracts	292,049	5	(60)	(55)
Purchase commitments	127,499	(1)	174	173
Foreign currency	8,128	(1)	1	-
Interbank market	98,353	-	45	45
Indices	19,288	-	95	95
Securities	1,645	-	-	-
Commodities	84	-	33	33
Other	1	-	-	-
Commitments to sell	164,550	6	(234)	(228)
Foreign currency	13,057	6	(20)	(14)
Interbank market	113,173	-	(45)	(45)
Indices	32,033	-	(127)	(127)
Securities	4,230	-	-	-
Commodities	2,048	-	(42)	(42)
Other	9	-	-	-
Swap contracts		344	580	924
Asset position	68,839	2,160	777	2,937
Foreign currency	7,330	(292)	238	(54)
Interbank market	34,370	1,299	161	1,460
Fixed rate	9,277	326	140	466
Floating rate	865	2	18	20
Indices	16,745	819	218	1,037
Securities	32	3	-	3
Commodities	219	3	2	5
Other	1	-	-	-
Liability position	68,495	(1,816)	(197)	(2,013)
Foreign currency	14,609	(310)	(17)	(327)
Interbank market	19,443	(358)	138	(220)
Fixed rate	7,835	(256)	(133)	(389)
Floating rate	3,272	(2)	(1)	(3)
Indices	23,122	(865)	(181)	(1,046)
Securities	29	(1)	-	(1)
Commodities	178	(24)	(3)	(27)
Other	7	-	-	-
Option contracts	2,330,950	(570)	235	(335)
Purchase commitments – long position	695,908	1,182	(108)	1,074
Foreign currency	24,905	414	(104)	310
Interbank market	530,428	468	2	470
Floating rate	314	2	-	2
Indices	138,085	182	(53)	129
Securities	1,534	86	27	113
Commodities	642	30	20	50
Commitments to sell – long position	526,323	625	53	678
Foreign currency	12,295	339	142	481
Interbank market	404,532	128	(28)	100
Floating rate	282	-	-	-
Indices	107,034	109	(48)	61
Securities	1,625	40	(6)	34
Commodities	555	9	(7)	2
Purchase commitments – short position	527,731	(1,587)	342	(1,245)
Foreign currency	26,547	(802)	341	(461)
Interbank market	376,482	(256)	(7)	(263)
Indices	123,221	(449)	50	(399)
Securities	864	(49)	(27)	(76)
Commodities	617	(31)	(15)	(46)
Commitments to sell – short position	580,988	(790)	(52)	(842)
Foreign currency	16,715	(451)	(95)	(546)
Interbank market	444,963	(196)	3	(193)
Indices	118,333	(71)	22	(49)
Securities	825	(58)	7	(51)
Commodities	152	(14)	11	(3)

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Forwards operations (onshore)	1,445	1,432	(27)	1,405
Purchases receivable	21	57	29	86
Interbank market	-	36	-	36
Floating rate	21	21	29	50
Purchases payable - Floating rate	-	(21)	(29)	(50)
Sales receivable	1,424	1,397	1	1,398
Foreign currency	4	4	-	4
Securities	1,419	1,392	1	1,393
Commodities	1	1	-	1
Sales deliverable - Floating rate	-	(1)	(28)	(29)
Credit derivatives	6,701	125	7	132
Asset position	2,902	258	3	261
Foreign currency	53	-	1	1
Fixed rate	2,622	258	(2)	256
Securities	227	-	4	4
Liability position	3,799	(133)	4	(129)
Foreign currency	22	-	(1)	(1)
Fixed rate	3,126	(133)	10	(123)
Securities	651	-	(5)	(5)
Forwards operations (offshore)	36,958	(522)	22	(500)
Asset position	13,832	597	15	612
Foreign currency	13,121	548	8	556
Fixed rate	3	1	-	1
Floating rate	509	8	-	8
Commodities	199	40	7	47
Liability position	23,126	(1,119)	7	(1,112)
Foreign currency	22,759	(1,098)	9	(1,089)
Interbank market	27	-	(1)	(1)
Floating rate	273	(3)	-	(3)
Commodities	67	(18)	(1)	(19)
Swap with USD check
Asset position – Interbank market	6	-	-	-
Liability position – Interbank market	6	-	-	-
Check of swap – Liability position – Foreign currency	25	-	-	-
Other derivative financial instruments	3,755	626	(91)	535
Asset position	3,395	785	(54)	731
Foreign currency	259	189	5	194
Fixed rate	698	375	2	377
Floating rate	-	-	(3)	(3)
Securities	2,438	221	(58)	163
Liability position	360	(159)	(37)	(196)
	ASSETS	7,061	716	7,777
	LIABILITIES	(5,621)	(50)	(5,671)
	TOTAL	1,440	666	2,106

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional Amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2010
Futures	108,359	64,874	49,747	69,069	292,049
Swaps	5,318	16,169	8,225	36,967	66,679
Options	1,292,156	439,940	506,039	92,815	2,330,950
Forwards (onshore)	274	1,143	28	-	1,445
Credit derivatives	-	1,011	592	5,098	6,701
Forwards (offshore)	13,658	13,233	6,051	4,016	36,958
Swap with USD check	-	-	6	-	6
Check of swap	6	16	3	-	25
Other	105	927	405	2,318	3,755

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	1/1/2010	1/1/2010	1/1/2010	1/1/2010
Futures contracts	216,786	(2)	(24)	(26)
Purchase commitments	94,210	(1)	30	29
Foreign currency	3,160	-	22	22
Interbank market	78,537	1	18	19
Indices	10,314	(2)	2	-
Securities	2,132	-	-	-
Commodities	64	-	(12)	(12)
Other	3	-	-	-
Commitments to sell	122,576	(1)	(54)	(55)
Foreign currency	18,939	(1)	(25)	(26)
Interbank market	82,302	4	(21)	(17)
Indices	11,843	(3)	(4)	(7)
Securities	3,144	-	-	-
Commodities	6,339	(1)	(4)	(5)
Other	9	-	-	-
Swap contracts		401	64	465
Asset position	69,018	2,128	451	2,579
Foreign currency	7,098	46	56	102
Interbank market	31,371	1,398	20	1,418
Fixed rate	10,946	261	106	367
Floating rate	6,538	(2)	6	4
Indices	12,964	416	264	680
Securities	11	5	(1)	4
Commodities	89	4	-	4
Other	1	-	-	-
Liability position	68,617	(1,727)	(387)	(2,114)
Foreign currency	11,560	(285)	(9)	(294)
Interbank market	19,601	(795)	73	(722)
Fixed rate	15,387	(211)	(183)	(394)
Floating rate	6,473	(9)	-	(9)
Indices	15,433	(414)	(267)	(681)
Commodities	106	(13)	(1)	(14)
Other	57	-	-	-
Option contracts	1,728,321	(83)	61	(22)
Purchase commitments – long position	489,888	1,421	(462)	959
Foreign currency	67,850	596	(418)	178
Interbank market	330,854	491	(94)	397
Floating rate	33	-	-	-
Indices	90,111	264	50	314
Securities	801	53	(6)	47
Commodities	239	17	6	23
Commitments to sell – long position	442,926	617	250	867
Foreign currency	12,721	319	30	349
Interbank market	388,004	185	(11)	174
Indices	41,059	98	229	327
Securities	1,010	3	(1)	2
Commodities	132	12	3	15
Purchase commitments – short position	379,223	(1,433)	415	(1,018)
Foreign currency	48,514	(619)	414	(205)
Interbank market	246,600	(452)	71	(381)
Indices	83,355	(332)	(80)	(412)
Securities	616	(17)	4	(13)
Commodities	138	(13)	6	(7)
Commitments to sell – short position	416,284	(688)	(142)	(830)
Foreign currency	16,264	(316)	(144)	(460)
Interbank market	317,681	(182)	16	(166)
Fixed rate	-	(21)	10	(11)
Indices	82,089	(159)	(175)	(334)
Securities	147	5	140	145
Commodities	103	(15)	11	(4)

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	1/1/2010	1/1/2010	1/1/2010	1/1/2010
Forwards operations (onshore)	68	32	-	32
Purchases receivable	49	49	-	49
Foreign currency	-	1	-	1
Floating rate	48	48	-	48
Commodities	1	-	-	-
Purchases payable - Floating rate	-	(48)	-	(48)
Sales receivable	19	50	-	50
Interbank market	-	31	-	31
Floating rate	19	19	-	19
Sales deliverable - Floating rate	-	(19)	-	(19)
Credit derivatives	4,532	(78)	(13)	(91)
Asset position	1,786	19	(4)	15
Foreign currency	137	1	-	1
Fixed rate	1,615	18	(6)	12
Indices	2	-	-	-
Securities	10	-	1	1
Other	22	-	1	1
Liability position	2,746	(97)	(9)	(106)
Foreign currency	-	(1)	-	(1)
Interbank market	50	-	-	-
Fixed rate	2,696	(96)	(7)	(103)
Securities	-	-	(1)	(1)
Other	-	-	(1)	(1)
Forwards operations (offshore)	13,723	(94)	-	(94)
Asset position	6,609	313	-	313
Foreign currency	5,584	279	-	279
Interbank market	213	20	-	20
Fixed rate	532	4	-	4
Securities	27	-	-	-
Other	253	10	-	10
Liability position	7,114	(407)	-	(407)
Foreign currency	6,659	(393)	-	(393)
Interbank market	2	-	-	-
Fixed rate	94	(10)	-	(10)
Floating rate	348	(3)	-	(3)
Indices	11	(1)	-	(1)
Swap with USD check	1,935	17	(58)	(41)
Asset position	976	80	(31)	49
Foreign currency	505	31	(30)	1
Interbank market	399	49	(1)	48
Fixed rate	72	-	-	-
Liability position	959	(63)	(27)	(90)
Foreign currency	641	(41)	(17)	(58)
Interbank market	292	(21)	(10)	(31)
Fixed rate	26	(1)	-	(1)
Check of swap	3,160	(102)	148	46
Asset position	2,451	122	64	186
Foreign currency	2,447	122	64	186
Indices	4	-	-	-
Liability position - Floating rate	709	(224)	84	(140)
Other derivative financial instruments	11,936	14	(26)	(12)
Asset position	7,548	557	(35)	522
Foreign currency	3,234	425	-	425
Interbank market	2,270	-	-	-
Securities	1,890	114	(36)	78
Commodities	154	18	1	19
Liability position	4,388	(543)	9	(534)
Foreign currency	4,287	(506)	9	(497)
Fixed rate	30	(29)	-	(29)
Commodities	71	(8)	-	(8)
	ASSETS	5,356	233	5,589
	LIABILITIES	(5,251)	(81)	(5,332)
	TOTAL	105	152	257

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional Amount	0 - 30	31 - 180	181 - 365	Over 365	1/1/2010
Futures	62,714	52,906	30,269	70,897	216,786
Swaps	19,085	14,918	11,131	21,756	66,890
Options	539,139	266,126	573,715	349,341	1,728,321
Forwards (onshore)	67	1	-	-	68
Credit derivatives	469	1,259	663	2,141	4,532
Forwards (offshore)	5,336	5,631	1,654	1,102	13,723
Swaps with USD Check	446	19	-	431	896
Check of swap	369	151	68	2,572	3,160
Other	3,791	4,067	1,689	2,389	11,936

Derivative financial instruments

The composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2011
	Fair Value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Futures	26	0.4	1	51	5	(1)	(3)	(27)
BM&F Bovespa	31	0.4	1	57	5	(1)	(4)	(27)
Financial institutions	(4)	0.0	-	(2)	-	(2)	-	-
Companies	(1)	0.0	-	(4)	-	2	1	-
Option premiums	2,443	27.9	1,252	182	223	660	113	13
BM&F Bovespa	1,689	19.3	1,162	11	35	471	10	-
Financial institutions	286	3.3	45	67	59	87	27	1
Companies	468	5.3	45	104	129	102	76	12
Forwards (onshore)	1,879	21.3	644	384	156	209	146	340
BM&F Bovespa	727	8.3	461	219	47	-	-	-
Financial institutions	80	0.9	74	-	1	2	3	-
Companies	1,072	12.1	109	165	108	207	143	340
Swaps – Difference receivable	2,750	31.4	230	351	168	502	534	965
BM&F Bovespa	332	3.8	13	25	31	61	22	180
Financial institutions	259	3.0	29	63	13	28	49	77
Companies	2,155	24.6	187	262	122	413	463	708
Individuals	4	0.0	1	1	2	-	-	-
Credit derivatives	399	4.6	-	15	17	6	52	309
Financial institutions	95	1.1	-	15	17	2	2	59
Companies	304	3.5	-	-	-	4	50	250
Forwards (offshore)	451	5.2	96	101	73	67	44	70
Financial institutions	279	3.2	83	73	45	31	8	39
Companies	172	2.0	13	28	28	36	36	31
Swaps with target flow - Companies	4	0.0	-	-	-	-	-	4
Other	802	9.2	54	470	3	30	74	171
Financial institutions	778	8.9	54	467	1	11	74	171
Companies	24	0.3	-	3	2	19	-	-
Total (*)	8,754	100.0	2,277	1,554	645	1,473	960	1,845
% per maturity term			26.0%	17.8%	7.4%	16.8%	11.0%	21.1%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,949 refers to current and R$ 2,805 to non-current.

F-59

	12/31/2010
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Option premiums	1,752	22.5	213	230	222	405	106	576
BM&F Bovespa	1,305	16.7	746	72	123	287	77	-
Financial institutions	364	4.7	24	116	90	106	22	6
Companies	83	1.1	(557)	42	9	12	7	570
Forwards (onshore)	1,484	19.1	323	1,071	64	26	-	-
BM&F Bovespa	1,398	18.0	251	1,059	62	26	-	-
Financial institutions	86	1.1	72	12	2	-	-	-
Swaps - Difference receivable	2,937	37.8	286	249	191	655	621	935
BM&F Bovespa	271	3.5	5	8	14	55	63	126
Financial institutions	441	5.7	167	44	3	73	21	133
Companies	2,203	28.3	112	193	163	524	536	675
Individuals	22	0.3	2	4	11	3	1	1
Credit derivatives	261	3.4	-	22	1	2	1	235
Financial institutions	77	1.0	-	22	1	1	1	52
Companies	184	2.4	-	-	-	1	-	183
Forwards (offshore)	612	7.8	273	128	96	96	13	6
Financial institutions	151	1.9	64	39	21	19	4	4
Companies	460	5.9	209	88	75	77	9	2
Individuals	1	0.0	-	1	-	-	-	-
Other	731	9.4	50	326	-	130	12	213
Financial institutions	724	9.3	50	326	-	130	5	213
Companies	7	0.1	-	-	-	-	7	-
Total (*)	7,777	100.0	1,145	2,026	574	1,314	753	1,965
% per maturity term			14.7%	26.1%	7.4%	16.9%	9.7%	25.3%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,059 refers to current and R$ 2,718 to non-current.

F-60

	1/1/2010
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Option premiums	1,826	32.7	750	201	156	331	385	3
BM&F Bovespa	1,573	28.1	723	101	93	281	374	1
Financial institutions	216	3.9	7	93	60	47	7	2
Companies	37	0.7	20	7	3	3	4	-
Forwards (onshore)	99	1.8	67	-	32	-	-	-
Financial institutions	70	1.3	38	-	32	-	-	-
Companies	29	0.5	29	-	-	-	-	-
Swaps - Difference receivable	2,579	46.2	407	206	274	455	469	768
BM&F Bovespa	256	4.6	3	8	37	100	31	77
Financial institutions	741	13.3	223	34	114	154	68	148
Companies	1,552	27.8	177	158	111	198	368	540
Individuals	30	0.5	4	6	12	3	2	3
Credit derivatives	15	0.3	1	6	2	1	1	4
Financial institutions	15	0.3	1	6	2	1	1	4
Forwards (offshore)	313	5.6	88	81	105	27	7	5
Financial institutions	227	4.1	61	55	87	17	2	5
Companies	86	1.5	27	26	18	10	5	-
Swaps with USD Check	49	0.9	45	1	1	1	1	-
Check of swap – Financial institutions	186	3.3	-	-	-	2	135	49
Other	522	9.2	25	103	102	25	126	141
Financial institutions	316	5.6	1	-	52	1	122	140
Companies	206	3.6	24	103	50	24	4	1
Total (*)	5,589	100.0	1,383	598	672	842	1,124	970
% per maturity term			24.7%	10.7%	12.0%	15.1%	20.1%	17.4%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 3,495 refers to current and R$ 2,094 to non-current.

F-61

	12/31/2011
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
LIABILITIES
Option premiums	(2,606)	38.6	(1,205)	(289)	(235)	(712)	(153)	(12)
BM&F Bovespa	(1,768)	26.2	(1,114)	(87)	(20)	(484)	(63)	-
Financial institutions	(687)	10.2	(86)	(185)	(180)	(162)	(63)	(11)
Companies	(151)	2.2	(5)	(17)	(35)	(66)	(27)	(1)
Forwards (onshore)	(818)	12.1	(42)	(92)	(194)	(56)	(99)	(335)
Financial institutions	(67)	1.0	(6)	(31)	(30)	-	-	-
Companies	(751)	11.1	(36)	(61)	(164)	(56)	(99)	(335)
Swaps - Difference payable	(2,798)	41.5	(211)	(177)	(116)	(534)	(497)	(1,263)
BM&F Bovespa	(518)	7.7	(6)	(11)	(24)	(131)	(102)	(244)
Financial institutions	(682)	10.1	(134)	(75)	(13)	(41)	(110)	(309)
Companies	(1,557)	23.1	(70)	(89)	(73)	(342)	(274)	(709)
Individuals	(41)	0.6	(1)	(2)	(6)	(20)	(11)	(1)
Credit derivatives	(110)	1.7	-	(5)	(9)	(7)	(8)	(81)
Financial institutions	(106)	1.6	-	(5)	(9)	(5)	(7)	(80)
Companies	(4)	0.1	-	-	-	(2)	(1)	(1)
Forwards (offshore)	(326)	4.8	(68)	(67)	(61)	(49)	(47)	(34)
Financial institutions	(246)	3.6	(55)	(51)	(40)	(33)	(38)	(29)
Companies	(80)	1.2	(13)	(16)	(21)	(16)	(9)	(5)
Swaps with target flow - Companies	(2)	0.0	-	-	-	-	-	(2)
Other	(87)	1.3	-	-	-	(6)	(81)	-
Financial institutions	(80)	1.2	-	-	-	-	(80)	-
Companies	(7)	0.1	-	-	-	(6)	(1)	-
Total (*)	(6,747)	100.0	(1,526)	(630)	(615)	(1,364)	(885)	(1,727)
% per maturity term			22.6%	9.3%	9.1%	20.2%	13.1%	25.6%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,135) refers to current and R$ (2,612) to non-current.

F-62

	12/31/2010
	Fair Value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
LIABILITIES
Futures	(55)	0.9	(22)	(52)	(12)	12	16	3
BM&F Bovespa	(59)	0.9	(25)	(50)	(14)	11	16	3
Companies	4	0.0	3	(2)	2	1	-	-
Option premiums	(2,087)	36.8	(812)	(414)	(231)	(413)	(207)	(10)
BM&F Bovespa	(1,677)	29.6	(756)	(298)	(108)	(349)	(163)	(3)
Financial institutions	(299)	5.3	(17)	(93)	(114)	(45)	(27)	(3)
Companies	(110)	1.9	(39)	(23)	(8)	(19)	(17)	(4)
Individuals	(1)	0.0	-	-	(1)	-	-	-
Forwards (onshore)	(79)	1.4	(50)	-	-	-	-	(29)
Financial institutions	(50)	0.9	(50)	-	-	-	-	-
Companies	(29)	0.5	-	-	-	-	-	(29)
Swaps - Difference payable	(2,013)	35.4	(92)	(96)	(139)	(598)	(442)	(646)
BM&F Bovespa	(388)	6.8	(6)	(9)	(40)	(60)	(112)	(161)
Financial institutions	(396)	7.0	(14)	(29)	(3)	(149)	(26)	(175)
Companies	(1,170)	20.6	(70)	(50)	(73)	(364)	(303)	(310)
Individuals	(59)	1.0	(2)	(8)	(23)	(25)	(1)	-
Credit derivatives	(129)	2.3	(7)	(6)	(2)	(3)	(8)	(103)
Financial institutions	(126)	2.2	(7)	(6)	(2)	(2)	(8)	(101)
Companies	(3)	0.1	-	-	-	(1)	-	(2)
Forwards (offshore)	(1,112)	19.6	(176)	(267)	(205)	(317)	(87)	(60)
Financial institutions	(629)	11.1	(88)	(201)	(106)	(138)	(46)	(50)
Companies	(482)	8.5	(88)	(66)	(99)	(179)	(41)	(9)
Individuals	(1)	0.0	-	-	-	-	-	(1)
Other	(196)	3.6	46	(2)	3	(89)	(15)	(139)
Financial institutions	(173)	3.1	-	-	-	(87)	-	(86)
Companies	(23)	0.5	46	(2)	3	(2)	(15)	(53)
Total (*)	(5,671)	100.0	(1,113)	(837)	(586)	(1,408)	(743)	(984)
% per maturity term			19.6%	14.8%	10.3%	24.8%	13.1%	17.4%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,944) refers to current and R$ (1,727) to non-current.

F-63

	1/1/2010
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
LIABILITIES
Futures	(26)	0.5	7	8	(9)	(2)	1	(31)
BM&F Bovespa	(31)	0.5	5	5	(9)	(2)	1	(31)
Companies	5	0.0	2	3	-	-	-	-
Option premiums	(1,848)	34.7	(628)	(200)	(152)	(385)	(480)	(3)
BM&F Bovespa	(1,630)	30.6	(586)	(107)	(124)	(342)	(470)	(1)
Financial institutions	(337)	6.3	(35)	(86)	(25)	(41)	(148)	(2)
Companies	119	(2.2)	(7)	(7)	(3)	(2)	138	-
Forwards (onshore)	(67)	1.2	(67)	-	-	-	-	-
Financial institutions	(38)	0.7	(38)	-	-	-	-	-
Companies	(29)	0.5	(29)	-	-	-	-	-
Swaps - Difference payable	(2,114)	39.6	(241)	(71)	(578)	(286)	(382)	(556)
BM&F Bovespa	(308)	5.8	(10)	(5)	(9)	(73)	(52)	(159)
Financial institutions	(769)	14.4	(152)	(13)	(67)	(137)	(93)	(307)
Companies	(1,009)	18.9	(71)	(49)	(498)	(73)	(229)	(89)
Individuals	(28)	0.5	(8)	(4)	(4)	(3)	(8)	(1)
Credit derivatives	(106)	2.0	(9)	(6)	(5)	(5)	(3)	(78)
Financial institutions	(106)	2.0	(9)	(6)	(5)	(5)	(3)	(78)
Forwards (offshore)	(407)	7.7	(90)	(118)	(91)	(95)	(9)	(4)
Financial institutions	(175)	3.3	(37)	(56)	(43)	(37)	(1)	(1)
Companies	(232)	4.4	(53)	(62)	(48)	(58)	(8)	(3)
Swaps with USD check	(90)	1.7	(1)	-	-	-	(14)	(75)
Check of swap	(140)	2.6	(2)	(5)	(9)	(2)	(50)	(72)
Financial institutions	(18)	0.3	(2)	(5)	(9)	(2)	-	-
Companies	(122)	2.3	-	-	-	-	(50)	(72)
Other	(534)	10.0	(46)	(57)	(116)	(75)	(159)	(81)
Financial institutions	(239)	4.5	(1)	(1)	(45)	(15)	(97)	(80)
Companies	(273)	5.2	(35)	(49)	(67)	(59)	(62)	(1)
Individuals	(22)	0.3	(10)	(7)	(4)	(1)	-	-
Total (*)	(5,332)	100.0	(1,077)	(449)	(960)	(850)	(1,096)	(900)
% per maturity term			20.2%	8.4%	18.0%	15.9%	20.6%	16.9%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,336) refers to current and R$ (1,996) to non-current.

F-64

Realized and unrealized gains and losses in the portfolio of derivatives

	01/01 to 12/31/2011	01/01 to 12/31/2010

Swap	(476)	169
Forwards	(139)	29
Futures	91	1,370
Options	323	924
Credit derivatives	185	87
Other	367	(269)
Total	351	2,310

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection sellers are credit default swaps, total return swaps and credit-linked notes. At December 31, 2011, December 31, 2010 and January 1, 2010, ITAÚ UNIBANCO HOLDING did not have open contracts for credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

F-65

	12/31/2011
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	After 5
	gross	year	years	years	years	Fair value
By instrument
CDS	3,526	1,290	1,106	990	140	(101)
TRS	9	-	-	9	-	(9)
Total by instrument	3,535	1,290	1,106	999	140	(110)
By risk rating
Investment grade	3,535	1,290	1,106	999	140	(110)
Total by risk	3,535	1,290	1,106	999	140	(110)
By reference entity
Private entities	3,535	1,290	1,106	999	140	(110)
Total by entity	3,535	1,290	1,106	999	140	(110)

	12/31/2010
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	After 5	Fair
	gross	year	years	years	years	value
By instrument
CDS	3,375	541	1,234	1,184	416	(121)
TRS	424	416	-	8	-	(8)
Total by instrument	3,799	957	1,234	1,192	416	(129)
By risk rating
Investment grade	3,799	957	1,234	1,192	416	(129)
Total by risk	3,799	957	1,234	1,192	416	(129)
By reference entity
Private entities	3,799	957	1,234	1,192	416	(129)
Total by entity	3,799	957	1,234	1,192	416	(129)

	01/01/2010
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	Over 5	Fair
	gross	year	years	years	years	value
By instrument
CDS	2,746	844	712	685	505	(106)
Total by instrument	2,746	844	712	685	505	(106)
By risk rating
Investment grade	2,746	844	712	685	505	(106)
Total by risk	2,746	844	712	685	505	(106)
By reference entity
Private entities	2,746	844	712	685	505	(106)
Total by entity	2,746	844	712	685	505	(106)

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity, by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred in any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose the underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection:

F-66

	12/31/2011
		Notional amount of credit
	Notional amount of	protection purchased with
	credit protection sold	identical underlying amount	Net position
CDS	(3,526)	2,471	(1,055)
TRS	(9)	1,188	1,179
Total	(3,535)	3,659	124

	12/31/2010
		Notional amount of credit
	Notional amount of	protection purchased with
	credit protection sold	identical underlying amount	Net position
CDS	(3,375)	2,902	(473)
TRS	(424)	-	(424)
Total	(3,799)	2,902	(897)

	1/1/2010
		Notional amount of credit
	Notional amount of	protection purchased with
	credit protection sold	identical underlying amount	Net position
CDS	(2,746)	1,785	(961)
TRS	-	1	1
Total	(2,746)	1,786	(960)

NOTE 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify as hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedges or hedges of net investment in foreign operations.

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBovespa with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount and multiplied by a fixed rate.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell), and related derivatives will mature between 2012 and 2017. Periods in which expected cash flows should be paid and affect the statement of income are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/ received daily.
•	Hedge of reedeemable preferred shares: interest paid/ received every half year.
•	CDB subordinated hedge: interest paid/ received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBovespa, and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Futures contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian reais (head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the derivatives will mature on the sale of investment abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

The amounts in the following tables are presented in millions of Brazilian reais:

	12/31/2011			12/31/2010
	Gain or (loss) accumulated		Gain or (loss)	Gain or (loss) accumulated		Gain or (loss)
	recognized in other		recognized in	recognized in other		recognized in
	comprehensive Income and	Line Item where the ineffective	derivatives	comprehensive Income and	Line Item where the ineffective	derivatives
Derivatives used in	cash flow hedge (effective	portion is recognized in the	(ineffective portion)	cash flow hedge (effective	portion is recognized in the	(ineffective portion)
cash flow hedge	portion)	statement of income	(*)	portion)	statement of income	(*)
Interest rate futures	(282)	Net gain (loss) from financial assets and liabilities	1	8	Net gain (loss) from financial assets and liabilities	1
Interest rate swap	(30)	Net gain (loss) from financial assets and liabilities	-	(20)	Net gain (loss) from financial assets and liabilities	-
Total	(312)		1	(12)		1
(*) At December 31, 2011, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 167 (R$ 1 at December 31, 2010).

12/31/2011
	Gain or (loss) accumulated
	recognized in other		Other gain or (loss)
Derivatives used in hedge of	comprehensive Income and	Line item where the ineffective	recognized in
net investment in foreign	cash flow hedge (effective	portion is recognized in the	derivatives
operations	portion)	statement of income	(ineffective portion)

DDI Futures (1)	(890)	Net gain (loss) from financial assets and liabilities	42
Forwards	120	Net gain (loss) from financial assets and liabilities	19
NDF (2)	335	Net gain (loss) from financial assets and liabilities	2

Total	(435)		63

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity;

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

The table below presents, for each strategy, the notional amount and the fair value of derivatives and the carrying amount of the hedged item and beginning of maturities of the derivatives at:

	12/31/2011			12/31/2010			1/1/2010
	Derivatives		Hedged item	Derivatives		Hedged item	Derivatives		Hedged item
	Notional			Notional			Notional
Strategies	amount	Fair value	Carrying value	amount	Fair value	Carrying value	amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	19,113	(4)	19,083	9,092	(10)	9,117	-	-	-
Hedge of redeemable preferred shares	737	(37)	737	655	(27)	655	684	(2)	684
Hedge of subordinated CDB	87	-	118	350	-	419	350	-	382
Hedge of net investment in foreign operations (*)	6,886	31	4,131	-	-	-	-	-	-

(*) Hedge instruments include the overhedge rate of 40% regarding taxes.

With the purpose of extending the maturities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), which resulted in an effect of R$ 3 in income statement during 2011.

	Strategies
	Hedge of deposits and	Hedge of redeemable		Hedge of net investment
Maturity	repurchase agreements	preferred shares	Hedge of subordinated CDB	in foreign operations	Total

2012	4,448	-	-	6,886	11,334
2013	8,652	-	-	-	8,652
2014	5,263	-	87	-	5,350
2015	-	737	-	-	737
2016	-	-	-	-	-
2017	750	-	-	-	750
Total	19,113	737	87	6,886	26,823

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2011				12/31/2010				1/1/2010
	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value	cost	Gain	Loss	value	cost	Gain	Loss	value

Investment funds	802	4	-	806	756	14	-	770	1,260	13	-	1,273
Brazilian government securities (1a)	12,296	183	(55)	12,424	9,949	130	-	10,079	13,631	87	-	13,718
Brazilian external debt bonds (1b)	5,667	240	(1)	5,906	4,584	181	(45)	4,720	1,783	197	-	1,980
Government securities – abroad (1c)	4,327	5	(15)	4,317	4,736	4	(181)	4,559	7,259	25	(43)	7,241
Portugal	-	-	-	-	-	-	-	-	26	-	-	26
United States	-	-	-	-	679	-	-	679	17	-	-	17
Austria	-	-	-	-	-	-	-	-	212	1	-	213
Mexico	10	1	-	11	-	-	-	-	-	-	-	-
Denmark	1,949	-	-	1,949	2,108	-	(92)	2,016	1,995	6	(30)	1,971
Spain	418	-	-	418	777	-	(43)	734	1,090	3	-	1,093
Korea	295	-	-	295	262	-	(26)	236	1,748	12	(5)	1,755
Chile	992	4	(1)	995	454	1	(2)	453	1,278	3	(7)	1,274
Paraguay	358	-	(14)	344	272	2	(18)	256	417	-	-	417
Uruguay	268	-	-	268	184	1	-	185	476	-	(1)	475
Other	37	-	-	37	-	-	-	-	-	-	-	-
Corporate securities (1d)	23,174	1,699	(816)	24,057	22,865	1,734	(188)	24,411	16,006	1,217	(133)	17,090
Shares	3,458	698	(178)	3,978	3,889	1,395	(160)	5,124	3,700	1,024	(30)	4,694
Securitized real estate loans	7,806	707	(499)	8,014	6,799	190	(14)	6,975	4,275	107	(88)	4,294
Bank deposit certificates	274	-	-	274	559	-	-	559	99	-	-	99
Debentures	7,165	139	(68)	7,236	6,597	40	(3)	6,634	4,522	25	(13)	4,534
Eurobonds and others	3,554	152	(68)	3,638	3,745	109	(11)	3,843	1,765	61	(2)	1,824
Promissory notes	646	-	-	646	1,265	-	-	1,265	1,626	-	-	1,626
Other	271	3	(3)	271	11	-	-	11	19	-	-	19
TOTAL	46,266	2,131	(887)	47,510	42,890	2,063	(414)	44,539	39,939	1,539	(176)	41,302

(1)     Available-for-sale assets pledged as collateral of funding of financial institutions and clients at December 31, 2011 were: a) R$ 2,208 (R$ 3,396 at December 31, 2010 and R$ 2,594 at January 1, 2010), b) R$ 3,880 (R$ 3,267 at December 31, 2010), c) R$ 12 (R$ 13 at December 31, 2010 and R$ 42 at January 1, 2010) and d) R$ 2,355 (R$ 2,149 at December 31, 2010 and R$ 383 at January 1, 2010), totaling R$ 8,455 (R$ 8,825 at 12/31/2010 and R$ 3,019 at 01/01/2010).

Realized gains and losses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Available-for-sale financial assets
Gain	597	230
Loss	(153)	(79)
TOTAL	444	151

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2011		12/31/2010		01/01/2010
	Cost/		Cost/		Cost/
	amortized		amortized		amortized
	cost	Fair value	cost	Fair value	cost	Fair value
CURRENT	13,239	13,904	18,424	19,566	19,982	21,012
Non-stated maturity	4,257	4,779	4,645	5,894	4,955	5,962
Up to one year	8,982	9,125	13,779	13,672	15,027	15,050
NON-CURRENT	33,027	33,606	24,466	24,973	19,957	20,290
From one to five years	16,875	17,042	12,060	12,228	13,560	13,737
From five to ten years	9,792	9,655	7,281	7,400	2,637	2,689
After ten years	6,360	6,909	5,125	5,345	3,760	3,864
TOTAL	46,266	47,510	42,890	44,539	39,939	41,302

During the year ended December 31, 2011, December 31, 2010 and January 1, 2010, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2011	12/31/2010	01/01/2010
	Amortized cost	Amortized cost	Amortized cost
Brazilian government securities	2,812	2,764	1,942
Brazilian external debt bonds (1a)	196	226	238
Government securities – abroad	-	16	17
Corporate securities (1b)	97	164	232
Debentures	30	30	45
Eurobonds and others	65	130	182
Securitized real estate loans	2	4	5
Total	3,105	3,170	2,429

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients at December 31, 2011 were: a) R$ 189 and b) R$ 41 (R$ 268 at 12/31/2010 and R$ 124 at 01/01/2010) totaling R$ 230 (R$ 268 at 12/31/2010 and R$ 124 at 01/01/2010).

The result from held-to-maturity financial assets by maturity was R$ 360 (R$ 456 from 01/01 to 12/31/2010).

The fair value of held-to-maturity financial assets is disclosed in Note 30.

The amortized cost of held-to-maturity financial assets by maturity is as follows:

	12/31/2011	12/31/2010	1/1/2010
	Amortized cost	Amortized cost	Amortized cost
CURRENT	120	284	41
Up to one year	120	284	41
NON-CURRENT	2,985	2,886	2,388
From one to five years	242	344	616
From five to ten years	1,077	77	79
After ten years	1,666	2,465	1,693
Total	3,105	3,170	2,429

During the years ended December 31, 2011, December 31, 2010 and January 1, 2010, there were no impairment losses recognized with respect to held-to-maturity financial assets.

NOTE 11 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amoutn of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations, by type	12/31/2011	12/31/2010	01/01/2010

Individuals	148,127	124,787	107,032
Credit card	38,961	33,041	27,748
Personal loan	35,253	23,528	21,187
Vehicles	60,463	60,151	52,849
Mortgage loans	13,450	8,067	5,248

Corporate	93,229	76,583	50,428

Small and medium businesses	85,649	79,950	75,924

Foreign loans and Latin America	19,259	13,517	11,029
Total loan operations and lease operations	346,264	294,837	244,413

Allowance for loan losses	(23,873)	(19,994)	(20,245)

Total loan operations and lease operations, net of allowance for loan losses	322,391	274,843	224,168

By sector of debtor	12/31/2011	12/31/2010	01/01/2010
Public sector	1,990	1,138	1,620
Industry and commerce	99,859	84,997	67,902
Services	70,642	60,295	48,657
Primary sector	16,109	13,933	13,299
Other sectors	1,497	2,185	1,278
Individuals	156,167	132,289	111,657
Total loan operations and lease operations	346,264	294,837	244,413

By maturity	12/31/2011	12/31/2010	01/01/2010
Overdue as from 1 day	14,879	12,229	12,910
Falling due up to 3 months	95,449	82,609	74,467
Falling due more than 3 months but less than 1 year	85,438	77,354	65,667
Falling due after 1 year	150,498	122,645	91,369
Total loan operations and lease operations	346,264	294,837	244,413

By concentration	12/31/2011	12/31/2010	01/01/2010
Largest debtor	2,331	1,620	2,161
10 largest debtors	13,613	11,313	10,521
20 largest debtors	21,603	18,313	16,520
50 largest debtors	35,504	31,831	28,126
100 largest debtors	48,280	42,949	38,445

The accretion of the net present value on impaired loan operations and lease operations and the respective allowance for loan losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,914 million and R$ 1,548 million in interest and similar income in 2011 and 2010, respectively, with the same impact on the allowance for loan losses expenses

b)	Allowance for loan losses

The changes in the allowance for loan losses are shown in the table below:

			Net increase/
	Opening	Write-offs	(reversal)	Closing
	balance	01/01 to	01/01 to	balance
Composition of the carrying amount by class of assets	12/31/2010	12/31/2011	12/31/2011	12/31/2011
Individuals	10,619	(8,631)	11,641	13,629
Credit card	3,306	(3,558)	4,077	3,825
Personal loans	3,492	(2,959)	4,810	5,343
Vehicles	3,709	(2,041)	2,747	4,415
Mortgage loans	112	(73)	7	46
Corporate	1,071	(294)	(19)	758
Small and medium businesses	8,041	(7,001)	8,157	9,197
Foreign loans and Latin America	263	(233)	259	289
Total	19,994	(16,159)	20,038	23,873

			Net increase/
	Opening	Write-offs	(reversal)	Closing
	balance	01/01 to	01/01 to	balance
Composition of the carrying amount by class of assets	01/01/2010	12/31/2010	12/31/2010	12/31/2010
Individuals	12,969	(9,091)	6,741	10,619
Credit card	4,173	(2,731)	1,864	3,306
Personal loans	4,491	(3,908)	2,909	3,492
Vehicles	4,022	(2,377)	2,064	3,709
Mortgage loans	283	(75)	(96)	112
Corporate	1,244	(466)	293	1,071
Small and medium businesses	5,646	(5,793)	8,188	8,041
Foreign loans and Latin America	386	(448)	325	263
Total	20,245	(15,798)	15,547	19,994

The composition of the allowance for loan losses by customers sector is shown in the following table:

	12/31/2011	12/31/2010	01/01/2010
Public sector	1	16	57
Industry and commerce	6,266	5,658	4,258
Services	3,476	3,020	2,185
Primary sector	273	318	529
Other sectors	32	123	64
Individuals	13,825	10,859	13,152
Total	23,873	19,994	20,245

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant, and in the aggregate for financial assets that are not individually significant. (Note 2.4.g.VIII).

The composition of the allowance for loan losses by type of assessment of objective evidence of impairment is shown in the following table:

	12/31/2011
	Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	1,033	430	92,196	328	93,229	758

II - Collectivelly evaluated

Individuals	10,986	6,738	137,141	6,891	148,127	13,629
Credit card	3,083	1,918	35,878	1,907	38,961	3,825
Personal loans	3,455	2,087	31,798	3,256	35,253	5,343
Vehicles	4,329	2,707	56,134	1,708	60,463	4,415
Mortgage loans	119	26	13,331	20	13,450	46

Small and medium businesses	6,770	4,808	78,879	4,389	85,649	9,197

Foreign loans and Latin America	63	36	19,196	253	19,259	289

Total	18,852	12,012	327,412	11,861	346,264	23,873

	12/31/2010
	Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	884	394	75,699	677	76,583	1,071

II – Collectively evaluated

Individuals	8,086	4,839	116,701	5,780	124,787	10,619
Credit card	2,411	1,458	30,630	1,848	33,041	3,306
Personal loans	2,195	1,380	21,333	2,112	23,528	3,492
Vehicles	3,315	1,938	56,836	1,771	60,151	3,709
Mortgage loans	165	63	7,902	49	8,067	112

Small and medium businesses	4,856	3,412	75,094	4,629	79,950	8,041

Foreign loans and Latin America	52	35	13,465	228	13,517	263

Total	13,878	8,680	280,959	11,314	294,837	19,994

	01/01/2010
	Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	631	172	49,797	1,072	50,428	1,244

II – Collectively evaluated

Individuals	8,527	6,873	98,505	6,096	107,032	12,969
Credit card	2,446	2,350	25,302	1,823	27,748	4,173
Personal loans	2,686	2,173	18,501	2,318	21,187	4,491
Vehicles	3,206	2,273	49,643	1,749	52,849	4,022
Mortgage loans	189	77	5,059	206	5,248	283

Small and medium businesses	4,796	3,410	71,128	2,236	75,924	5,646

Foreign loans and Latin America	73	3	10,956	383	11,029	386

Total	14,027	10,458	230,386	9,787	244,413	20,245

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2011
	Minimum future payments	Future financial income	Present value
Current	15,244	(1,172)	14,072
Up to 1 year	15,244	(1,172)	14,072
Non-current	18,133	(5,361)	12,772
From 1 to 5 years	17,901	(5,310)	12,591
Over 5 years	232	(51)	181
Total	33,377	(6,533)	26,844

	12/31/2010
	Minimum future payments	Future financial income	Present value
Current	19,462	(2,047)	17,415
Up to 1 year	19,462	(2,047)	17,415
Non-current	29,611	(8,879)	20,732
From 1 to 5 years	28,793	(8,693)	20,100
Over 5 years	818	(186)	632
Total	49,073	(10,926)	38,147

	1/1/2010
	Minimum future payments	Future financial income	Present value
Current	25,155	(3,056)	22,099
Up to 1 year	25,155	(3,056)	22,099
Non-current	38,549	(12,531)	26,018
From 1 to 5 years	37,302	(12,404)	24,898
Over 5 years	1,247	(127)	1,120
Total	63,704	(15,587)	48,117

The allowance for loan loses related to the lease portfolio, amounts to: R$ 2,020 (at 12/31/2011), R$ 2,752 (at 12/31/2010) and R$ 3,010 (at 01/01/2010).

NOTE 12 – INVESTMENTS IN UNCONSOLIDATED COMPANIES

a)	Composition

	Interest % at 12/31/2011		12/31/2011					12/31/2010				01/01/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of comprehensive income	Market value	Stockholders’ equity	Net income	Investment	Share of comprehensive income	Market value	Stockholders’ equity	Investment	Market value

Porto Seguro Itaú Unibanco Participações S.A. (a)	42.93	42.93	2,681	415	2,014	144	2,094	2,494	466	1,968	161	2,782	2,212	1,886	1,941
Banco BPI S.A. (b) (c)	19.01	19.01	1,151	(1,880)	219	(343)	219	3,589	442	682	75	524	4,803	914	903
Serasa S.A. (d)	16.14	16.14	1,119	310	273	102	-	1,052	301	256	80	-	1,007	250	-
Outros (e)	-	-	-	-	38	(16)	-	-	-	42	33	-	-	130	-
Total	-	-	-	-	2,544	(113)	-	-	-	2,948	349	-	-	3,180	-

(a) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 862 at December 31, 2011, R$ 897 at December 31, 2010 and R$ 936 at January 1, 2010 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.

(b) At 12/31/2011, impairment of R$ 277 was recognized in relation to that investment.

(c) Investment recorded under the equity method due to significant influence exerted by management members on the conduction of business.

(d) Indirect interest of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital.

(e) At 12/31/2011, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (26.88% total and voting capital); Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

b)	Other Information

The table below shows the summary of the proportional interest on the aggregate financial information of the investees under the equity method of accounting.

	12/31/2011	12/31/2010	01/01/2010
Total assets (*)	107,783	107,250	120,798
Total liabilities (*)	102,831	100,114	112,783
Total income (*)	8,739	8,275	-
Total expense (*)	(9,894)	(7,066)	-

(*) Basically represented by Banco BPI S.A., in the amount of R$ 103,696 (R$ 103,472 at December 31, 2010 and R$ 117,362 at January 01, 2010) related to assets, R$ 102,544 (R$ 99,883 at December 31, 2010 and R$ 112,566 at January 01, 2010) related to liabilities, R$ 7,081 (R$ 6,428 at December 31, 2010) related to income, and R$ 8,961 (R$ 5,986 at December 31, 2010) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 13 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 339 (R$ 210 at 12/31/2010 and R$ 109 at 01/01/2010).

The table below shows the total future minimum payments:

	12/31/2011	12/31/2010	01/01/2010
Current	220	129	63
Up to 1 year	220	129	63
Non-Current	120	83	46
From 1 to 5 years	120	83	46
Total future minimum payments	340	212	109
Future interest	1	2	-
Present value	339	210	109

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and price escalation clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there are no contingent payments related to the agreements.

Minimum payments for services provided by third parties and rents under operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year were as follows:

	12/31/2011	12/31/2010	01/01/2010
Current	882	823	-
Up to 1 year	882	823	-
Non-current	3,131	3,311	3,392
From 1 to 5 years	2,537	2,571	2,646
Over 5 years	595	740	746
Total future minimum payments	4,013	4,134	3,392

NOTE 14 – FIXED ASSETS

	Annual		CHANGES
	depreciation	Balance at		Depreciation			Exchange		Balance at
FIXED ASSETS (1)	rates	01/01/2011	Acquisitions	expense	Impairment	Disposals	variation	Other	12/31/2011
REAL ESTATE IN USE (2)		1,844	248	(96)	-	(60)	(11)	16	1,941
Land		1,045	167	-	-	(20)	2	(10)	1,184
Buildings		799	81	(96)	-	(40)	(13)	26	757
Cost		2,321	81	-	-	(67)	(11)	16	2,340
Accumulated depreciation	4	(1,522)	-	(96)	-	27	(2)	10	(1,583)
OTHER FIXED ASSETS		2,957	1,655	(1,088)	(15)	(87)	17	(22)	3,417
Improvements		626	229	(242)	-	(4)	(5)	34	638
Cost		1,116	229	-	-	(131)	(1)	32	1,245
Accumulated depreciation	10	(490)	-	(242)	-	127	(4)	2	(607)
Installations		267	179	(53)	-	(1)	8	(10)	390
Cost		770	179	-	-	(18)	5	1	937
Accumulated depreciation	10 to 20	(503)	-	(53)	-	17	3	(11)	(547)
Furniture and equipment		433	220	(63)	(15)	(21)	(19)	(47)	488
Cost		863	220	-	(15)	(165)	(13)	(42)	848
Accumulated depreciation	10 to 20	(430)	-	(63)	-	144	(6)	(5)	(360)
EDP systems (3)		1,404	942	(677)	-	(56)	28	3	1,644
Cost		4,746	942	-	-	(671)	39	(68)	4,988
Accumulated depreciation	20 to 50	(3,342)	-	(677)	-	615	(11)	71	(3,344)

Other (communication, security and transportation)		227	85	(53)	-	(5)	5	(2)	257
Cost		529	85	-	-	(66)	3	(3)	548
Accumulated depreciation	10 to 20	(302)	-	(53)	-	61	2	1	(291)
TOTAL FIXED ASSETS		4,801	1,903	(1,184)	(15)	(147)	6	(6)	5,358
Cost		11,390	1,903	-	(15)	(1,138)	24	(74)	12,090
Accumulated depreciation		(6,589)	-	(1,184)	-	991	(18)	68	(6,732)

(1) Includes a contractual commitment for the purchase of fixed assets in the amount of R$ 166;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use; R$ 51 in improvements, and R$ 24 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. The asset and the liability are recognized in the Financial Statements.

	Annual		CHANGES
	depreciation	Balance at		Depreciation			Exchange		Balance at
FIXED ASSETS (1)	rates (%)	01/01/2010	Acquisitions	expense	Impairment	Disposals	variation	Other	12/31/2010
REAL ESTATE IN USE (2)		1,754	208	(102)	-	(9)	8	(15)	1,844
Land		959	90	-	-	(3)	-	(1)	1,045
Buildings		795	118	(102)	-	(6)	8	(14)	799
Cost		2,218	118	-	-	(8)	(3)	(4)	2,321
Accumulated depreciation	4	(1,423)	-	(102)	-	2	11	(10)	(1,522)
OTHER FIXED ASSETS		2,424	1,716	(1,064)	-	(69)	(25)	(25)	2,957
Improvements		592	225	(208)	-	(3)	11	9	626
Cost		1,084	225	-	-	(161)	8	(40)	1,116
Accumulated depreciation	10	(492)	-	(208)	-	158	3	49	(490)
Installations		296	145	(191)	-	-	5	12	267
Cost		606	145	-	-	(146)	4	161	770
Accumulated depreciation	10 to 20	(310)	-	(191)	-	146	1	(149)	(503)
Furniture and equipment		383	275	(49)	-	(3)	(30)	(143)	433
Cost		763	275	-	-	(9)	(31)	(135)	863
Accumulated depreciation	10 to 20	(380)	-	(49)	-	6	1	(8)	(430)
EDP systems (3)		951	954	(570)	-	(60)	22	107	1,404
Cost		4,015	954	-	-	(414)	11	180	4,746
Accumulated depreciation	20 to 50	(3,064)	-	(570)	-	354	11	(73)	(3,342)
Other (communication, security and transportation)		202	117	(46)	-	(3)	(33)	(10)	227
Cost		509	117	-	-	(12)	(55)	(30)	529
Accumulated depreciation	10 to 20	(307)	-	(46)	-	9	22	20	(302)
TOTAL FIXED ASSETS		4,178	1,924	(1,166)	-	(78)	(17)	(40)	4,801
Cost		10,154	1,924	-	-	(753)	(66)	131	11,390
Accumulated depreciation		(5,976)	-	(1,166)	-	675	49	(171)	(6,589)

(1) There are no contractual commitments for the purchase of new fixed assets.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 166, consisting of R$ 27 in real estate in use; R$ 113 in improvements, and R$ 26 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. The asset and the liability are recognized in the Financial Statements.

NOTE 15 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	366	(603)	(24)	(112)	-	(6)	751
Cost		2,415	366	-	(24)	(1,097)	-	(12)	1,648
Accumulated amortization	Up to 9	(1,285)	-	(603)	-	985	-	6	(897)
OTHER INTANGIBLE ASSETS		1,804	1,606	(381)	(6)	(28)	28	51	3,074
Association for the promotion and offer of financial products and services		1,115	318	(114)	(6)	(28)	1	3	1,289
Cost		1,171	318	-	(6)	(94)	1	10	1,400
Accumulated amortization	Up to 5	(56)	-	(114)	-	66	-	(7)	(111)
Expenditures on acquisition/ developement of software		532	981	(208)	-	-	10	23	1,338
Cost		1,327	981	-	-	(116)	16	(75)	2,133
Accumulated amortization	20	(795)	-	(208)	-	116	(6)	98	(795)
Other intangible assets		157	307	(59)	-	-	17	25	447
Cost		271	307	-	-	(7)	25	25	621
Accumulated amortization	10 to 20	(114)	-	(59)	-	7	(8)	-	(174)
TOTAL INTANGIBLE ASSETS		2,934	1,972	(984)	(30)	(140)	28	45	3,825
Cost		5,184	1,972	-	(30)	(1,314)	42	(52)	5,802
Accumulated amortization		(2,250)	-	(984)	-	1,174	(14)	97	(1,977)

(1) There are no contractual commitments for the purchase of new intangible assets;

(2) All intangible assets have a defined useful life.

(3) Note 2.4.l.

			CHANGES
						Terminated
	Amortization	Balance at		Amortization		agreements/	Exchange		Balance at
INTANGIBLE ASSETS (1)	period (2)	01/01/2010	Acquisitions	expense	Impairment (3)	Write off	variation	Other	12/31/2010
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,684	182	(649)	(17)	(70)	-	-	1,130
Cost		2,598	182	-	(17)	(348)	-	-	2,415
Accumulated amortization	Up to 9	(914)	-	(649)	-	278	-	-	(1,285)
OTHER INTANGIBLE ASSETS		1,725	400	(328)	(3)	(20)	(10)	40	1,804
Association for the promotion and offer of financial products and services		1,076	195	(133)	(3)	(20)	-	-	1,115
Cost		1,091	195	-	(3)	(112)	-	-	1,171
Accumulated amortization	Up to 5	(15)	-	(133)	-	92	-	-	(56)
Expenditures on acquisition/ developement of software		457	205	(165)	-	-	(8)	43	532
Cost		1,173	205	-	-	(158)	(18)	125	1,327
Accumulated amortization	20	(716)	-	(165)	-	158	10	(82)	(795)
Other Intangible Assets		192	-	(30)	-	-	(2)	(3)	157
Cost		256	-	-	-	-	17	(2)	271
Accumulated amortization	10 to 20	(64)	-	(30)	-	-	(19)	(1)	(114)
TOTAL INTANGIBLE ASSETS		3,409	582	(977)	(20)	(90)	(10)	40	2,934
Cost		5,118	582	-	(20)	(618)	(1)	123	5,184
Accumulated amortization		(1,709)	-	(977)	-	528	(9)	(83)	(2,250)

(1) There are no contractual commitments for the purchase of new intangible assets;

(2) All intangible assets have a defined useful life.

(3) Note 2.4.l.

NOTE 16 – DEPOSITS

The table below shows the breakdown of deposits:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Interest-bearing deposits	130,523	83,181	213,704	114,017	63,134	177,151	97,006	68,829	165,835
Time deposits	61,560	82,909	144,469	53,522	62,894	116,416	45,944	68,680	114,624
Interbank deposits	1,793	272	2,065	1,689	240	1,929	1,843	149	1,992
Investment deposits	-	-	-	906	-	906	997	-	997
Savings deposits	67,170	-	67,170	57,900	-	57,900	48,222	-	48,222
Non-interest bearing deposits	28,932	-	28,932	25,537	-	25,537	24,881	-	24,881
Demand deposits	28,932	-	28,932	25,349	-	25,349	24,664	-	24,664
Other deposits	-	-	-	188	-	188	217	-	217
Total	159,455	83,181	242,636	139,554	63,134	202,688	121,887	68,829	190,716

NOTE 17 - FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	12/31/2011	12/31/2010	01/01/2010
Finacial liabilities held for trading
Structured notes	2,815	1,335	663
Total	2,815	1,335	663

The change in fair value of financial liabilities held for trading was R$ 1,480 (R$ 672 at December 31, 2010).

The effect of the changes in credit risk of these instruments is not significant for years ended at December 31, 2011 and 2010.

The balance is comprised of short position in shares in the amount of R$ 1,666 (R$ 928 at 12/31/2010) and debt securities in the amount of R$ 1,149 (R$ 407 at 12/31/2010). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of Financial liabilities held for trading by maturity is as follows:

	12/31/2011	12/31/2010	01/01/2010
CURRENT	1,803	658	231
Up to one year	1,803	658	231
NON-CURRENT	1,012	677	432
From one to five years	909	632	395
From five to ten years	89	32	37
After ten years	14	13	-
TOTAL	2,815	1,335	663

NOTE 18 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and Interbank market debt

The table below shows the breakdown of funds:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Securities sold under repurchase agreements	78,408	107,005	185,413	122,445	77,212	199,657	88,420	43,525	131,945
Interbank market debt	47,265	43,233	90,498	32,551	30,048	62,599	22,641	22,034	44,675
Mortgage notes	37	207	244	48	254	302	144	368	512
Real estate credit bills	14,470	1,281	15,751	8,259	477	8,736	5,711	158	5,869
Agribusiness credit bills	1,422	1,862	3,284	2,660	114	2,774	2,383	61	2,444
Financial credit bills	2,544	11,764	14,308	-	2,466	2,466	-	-	-
Import and export financing	17,755	3,697	21,452	11,815	3,640	15,455	8,434	3,794	12,228
Onlending - domestic	11,037	24,422	35,459	9,769	21,920	31,689	5,969	16,387	22,356
Other	-	-	-	-	1,177	1,177	-	1,266	1,266

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	50% CDI to 16.68%	0.37% to 5.28%
Mortgage notes	-	2.70% to 7.50%
Real estate credit bills	82% to 100% CDI	-
Financial credit bills	IGPM to 112.75% CDI	-
Agribusiness credit bills	20% to 95% CDI	-
Import and export financing	0.20% to 105.25% CDI	0,86% to 11.75%
Onlending - domestic	0.50% to 10.50% TJLP	-

In “Securities sold under repurchase agreements”, are presented the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 50% CDI and 16.68%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Subordinated debt	10,719	28,996	39,715	979	33,508	34,487	42	22,684	22,726
Debentures	1,039	-	1,039	293	1,091	1,384	237	2,527	2,764
Foreign borrowings through securities	8,143	5,910	14,053	2,659	5,983	8,642	1,716	3,324	5,040
Total	19,901	34,906	54,807	3,931	40,582	44,513	1,995	28,535	30,530

The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Subordinated debt	CDI + 0.35% to IPCA + 7.80%	3.04% to 6.20%
Debentures	CDI +0.35%	-
Foreign borrowings through securities	1.40% to 9.50%	1.52% to 11.00%

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Financial (1)	28,952	11,302	40,254	30,720	10,225	40,945	17,160	9,771	26,931
Receivables from credit card issuers	18,317	-	18,317	18,061	-	18,061	9,520	-	9,520
Insurance and reinsurance operations	3,590	-	3,590	3,093	-	3,093	2,638	-	2,638
Deposits in guarantee for contingent liabilities (Note 31)	2,211	10,632	12,843	2,397	9,508	11,905	1,444	9,153	10,597
Deposits in guarantee for foreign borrowing programs	601	-	601	1,876	-	1,876	411	-	411
Negotiation and intermediation of securities	1,734	-	1,734	3,290	-	3,290	1,059	-	1,059
Receivables from reimbursement of contingent liabilities (Note 31c)	626	-	626	763	140	903	805	78	883
Receivables from services provided	1,260	-	1,260	1,140	-	1,140	943	-	943
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	670	670	-	577	577	11	522	533
Foreign exchange portfolio	268	-	268	-	-	-	-	-	-
Operations without credit granting characteristics	345	-	345	100	-	100	329	18	347
Non-financial	5,872	1,485	7,357	4,653	984	5,637	4,221	1,541	5,762
Prepaid expenses	2,335	1,485	3,820	1,340	984	2,324	1,125	1,541	2,666
Retirement plan assets (Notes 28b and c)	1,785	-	1,785	1,536	-	1,536	1,534	-	1,534
Sundry-domestic	897	-	897	1,087	-	1,087	581	-	581
Sundry-foreign	113	-	113	88	-	88	187	-	187
Other	742	-	742	602	-	602	794	-	794

(1) In this period, there were no impairment losses for other financial assets.

(2) The Salary Variations Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Financial	43,999	120	44,119	40,881	131	41,012	26,764	60	26,825
Credit card operations	41,195	-	41,195	37,282	23	37,305	25,337	-	25,337
Foreign exchange portfolio	-	-	-	320	-	320	154	-	154
Negotiation and intermediation of securities	2,504	-	2,504	3,099	-	3,099	1,135	-	1,135
Finance leases (Note 13a)	219	120	339	128	82	210	82	27	109
Funds from consortia participants	81	-	81	52	26	78	56	33	90
Non-financial	17,939	686	18,625	15,771	250	16,021	14,987	340	15,327
Collection and payment of taxes and contributions	868	-	868	694	-	694	468	-	468
Sundry creditors - domestic	1,228	-	1,228	848	-	848	814	-	814
Funds for clients in transit	6,092	-	6,092	5,126	-	5,126	3,805	-	3,805
Provision for sundry payments	1,574	570	2,144	2,080	226	2,306	2,006	273	2,279
Social and statutory	2,891	85	2,976	3,132	24	3,156	4,229	-	4,229
Related to insurance operations	914	-	914	753	-	753	1,029	-	1,029
Liabilities for official agreements and rendering of payment services	1,507	-	1,507	735	-	735	415	-	415
Provision for retirement plan benefits (Notes 28b and d)	343	31	374	228	-	228	169	67	236
Personnel provision	1,113	-	1,113	1,040	-	1,040	892	-	892
Provision for health insurance	623	-	623	606	-	606	596	-	596
Deferred income	570	-	570	311	-	311	284	-	284
Other	216	-	216	218	-	218	280	-	280

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

At the Extraordinary Stockholders’ Meeting held on April 25, 2011 and as ratified by the Brazilian Central Bank on August 22, 2011, the stockholders approved a 100 to 1 reverse stock split and simultaneously a 1 to 100 stock split. This required cancellation of 75 common shares and 44 preferred shares, all of which are book entry shares of ITAÚ UNIBANCO HOLDING and existing in treasury, with no capital reduction.

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common shares and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2010), of which R$ 31,552 (R$ 31,547 at December 31, 2010) refers to stockholders resident in Brazil and R$ 13,448 (R$ 13,453 at December 31, 2010) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and reconciliation of balances at the beginning and end of the year:

	12/31/2011
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares – ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Partner options	-	(5,977,962)	(5,977,962)	117
Disposals – stock option plan	(27)	(4,264,938)	(4,264,965)	151
(-) Cancellation of shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

	12/31/2010
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 01/01/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 01/01/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 01/01/2010	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at 01/01/2010 (*)	2,202	43,588,307	43,590,509	(1,031)
Exercised options - Granting of stock options – Simple and Partner options	-	(13,379,117)	(13,379,117)	317
Disposals – stock option plan	-	(3,643,175)	(3,643,175)	86
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002
Shares outstanding at 01/01/2010	2,289,284,273	2,238,061,437	4,527,345,710

 (*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2011
Cost/market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value at 12/31/2011	27.01	33.99

	01/01 to 12/31/2010
Cost/market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value at 12/31/2010	31.00	39.79

b)	Dividends

Stockholders are entitled to an annual mandatory minimum dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid on preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The amount per share was determined according to a resolution adopted at the A/ESM held on April 24,2009.

Additionally, interest on capital was declared after December 31, 2011, segregated into stockholders' equity in special revenue reserves in the amount of R$ 1,847 - R$ 0.4092 per share, which, net of withholding income tax, totals R$ 1,570 (R$ 1,308 - R$ 0.2879 per share, which, net of withholding income tax, totals R$ 1,112 to December 31,2010).

Payments/Provision for interest on capital and dividends

	12/31/2011
	Gross	WTF	Net
Paid / Prepaid	1,820	(183)	1,637
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2011	598	-	598
Interest on capital - R$ 0.2706 per share, paid on August 22, 2011	1,222	(183)	1,039

Declared before December 31, 2011 (Recorded in Other Liabilities)	1,387	(200)	1,187
Dividends - 1 monthly installment of R$ 0.012 per share, paid on January 2, 2012	54	-	54
Interest on capital - R$ 0.2880 per share, credited on December 29, 2011 to be paid by April 30, 2012	1,300	(195)	1,105
Interest on capital - R$ 0.0072 per share to be paid by April 30, 2012	33	(5)	28

Declared after December 31, 2011 (Recorded in Revenue Reserve - Unrealized profits)	1,847	(277)	1,570
Interest on capital - R$ 0.4092 per share to be paid by April 30, 2012	1,847	(277)	1,570

Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054	(660)	4,394

Payments/Provision of interest on capital and dividends

	12/31/2010
	Gross	WTF	Net
Paid / Prepaid	1,716	(168)	1,548
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2010	598	-	598
Interest on capital - R$ 0.2465 per share, paid on 08/20/2010	1,118	(168)	950

Declared until December 31, 2010 (Recorded in Other Liabilities)	1,460	(210)	1,250
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 01/02/2011	55	-	55
Interest on capital - R$ 0.2150 per share, credited at 12/30/2010 to be paid up to 04/30/2011	977	(147)	830
Interest on capital - R$ 0.0943 per share to be paid up to 04/30/2011	428	(63)	365
Declared after December 31, 2010 (Recorded in Revenue Reserve)	1,308	(196)	1,112
Interest on capital - R$ 0.2879 per share to be paid by April 30, 2011	1,308	(196)	1,112

Total from 01/01 to 12/31/2010 - R$ 0.8605 net per share	4,484	(574)	3,910

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	12/31/2011	12/31/2010	01/01/2010
CAPITAL RESERVES (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other
	1	1	1
REVENUE RESERVES	23,994	16,619	6,516
Legal (2)	3,848	3,254	2,740
Statutory	18,299	13,365	3,418
Dividends equalization (3)	3,751	3,403	1,062
Working capital increase (4)	5,257	3,963	1,414
Increase in capital of investees(5)	9,291	5,999	942
Unrealized profits (6)	1,847	-	-
Unrealized income (7)	-	-	358
Total reserves at parent company	24,279	16,904	6,801

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal Reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for Dividends Equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for Working Capital - its purpose is to guarantee funds for operations.
(5)	Reserve for Increase in Capital of Investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to Interest on Capital declared after December 31, 2011.
(7)	Refers to the excess of the mandatory minimum dividend in relation to portion of net income realised.

e)	Unappropriated reserves

Refers to the balance of profit remaining after the distribution of dividends and interest on capital and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

NOTE 21 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or bonus options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lookup periods for exercising the options. The executive officers and member of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior Programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is, subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger Program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the grating date or alternatively, subject to the positive or negative adjustments of up to 20% in the period of at least one. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one to seven years, as from the issue date.

II – Partner options

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from 1 to 7 years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2011 – R$ 37.00 per share (R$ 39.90 per share at December 31, 2010).

The fair value of Share-Based Instrument is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 48 in 2011 (R$ 62 in 2010).

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance			Forfeited (*) /	To be exercised
No.	Date	until	deadline	price (R$1)	weighted average	weighted average	12/31/2010	Granted	Exercised	Cancelled	at 12/31/2011

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.46	13.23	35.17	712,942	-	712,942	-	-
27th	02/01/2005	05/05/2009	01/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	02/21/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	2,877,600	-	1,912,825	27,500	937,275
11th	08/01/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	27,500	-	27,500	-	-
11th	08/06/2007	12/31/2009	12/31/2012	18.94	-	-	11,357	-	-	-	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	03/21/2007	03/21/2010	03/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	07/04/2006	07/04/2010	07/03/2011	28.49	28.45	36.48	52,710	-	52,710	-	-
29th	09/19/2005	09/19/2010	09/18/2011	21.77	21.30	38.45	12,650	-	12,650	-	-
12th	02/21/2006	12/31/2010	12/31/2013	28.18	27.30	36.42	8,025,250	-	1,110,385	60,500	6,854,365
12th	08/06/2007	12/31/2010	12/31/2013	28.18	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	32.05	-	-	874,167	-	-	-	874,167
34th	03/21/2007	03/21/2011	03/20/2012	36.85	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	36.80	-	-	29,518	-	-	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	45.79	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	29.21	-	-	52,707	-	-	-	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	32.34	-	-	21,083	-	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	35.89	34.82	36.93	8,546,975	-	507,375	306,625	7,732,975
13th	08/06/2007	12/31/2011	12/31/2014	35.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	45,954	-	-	-	45,954
Total options to be exercised					21.84	35.62	21,572,589	-	4,365,426	500,044	16,707,119
34th	03/21/2007	03/21/2012	03/20/2013	36.85	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	36.80	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	45.79	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	37.02	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	41.37	-	-	10,846,487	-	-	1,580,421	9,266,066
14th	05/05/2008	12/31/2012	12/31/2015	41.37	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.37	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	45.79	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	27.06	26.97	33.88	15,067,330	-	804,770	147,620	14,114,940
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.95	-	-	6,126,609	-	-	74,386	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	43.95	-	-	1,206,340	-	-	42,421	1,163,919
37th	04/19/2011	12/31/2015	12/31/2018	42.93	-	-	-	9,863,110	-	93,678	9,769,432
Total options outstanding					26.97	33.88	33,544,865	9,863,110	804,770	1,938,526	40,664,679
Total simple options					22.64	35.35	55,117,454	9,863,110	5,170,196	2,438,570	57,371,798

Partner options
4th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
5th	09/03/2008	09/03/2011	-	-	-	28.83	490,624	-	431,185	12,729	46,710
Total options to be exercised					-	37.22	907,111	-	807,766	12,729	86,616
6th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	21,339	719,023
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	19,673	309,508
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	27,498	388,432
8th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	37,284	339,632
9th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	30,280	329,711
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	40,684	449,442
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	78,578	1,862,409
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	26,957	1,558,584
6th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	35,004	704,604
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
14th	04/11/2011	08/18/2014					-	509	-	-	509
13th	08/19/2011	08/19/2014		-	-	-	-	706,397	-	-	706,397
8th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	37,953	338,923
9th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	30,810	329,152
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	82,433	1,858,518
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	28,282	1,557,215
13th	08/19/2011	08/19/2016		-	-	-	-	706,338	-	-	706,338
14th	04/11/2011	08/18/2016		-	-	-	-	508	-	-	508
Total options outstanding					-	-	8,298,684	4,584,790	-	496,775	12,386,699
Total partner options					-	37.22	9,205,795	4,584,790	807,766	509,504	12,473,315

TOTAL SIMPLE/PARTNER OPTIONS					22.84	32.92	64,323,249	14,447,900	5,977,962	2,948,074	69,845,113

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance			Forfeited /	To be exercised
No.	Date	until	deadline	price (R$1)	weighted average	weighted average	01/01/2010	Granted	Exercised	Cancelled	at 12/31/2010

Simple Options
9th	03/10/2003	12/31/2007	12/31/2010	-	7.85	38.55	570,500	-	570,500	-	-
9th	05/02/2005	12/31/2007	12/31/2010	-	7.85	38.55	6,187	-	6,187	-	-
16th	09/02/2003	09/02/2008	02/25/2010	-	7.77	36.03	38,263	-	38,263	-	-
10th	02/16/2004	12/31/2008	12/31/2011	12.70	12.15	39.34	1,886,792	-	1,173,850	-	712,942
24th	07/19/2004	01/13/2009	05/05/2010	-	12.58	39.59	29,516	-	29,516	-	-
25th	08/04/2004	01/13/2009	05/05/2010	-	6.76	39.65	329,506	-	329,506	-	-
27th	02/01/2005	02/01/2009	05/05/2010	-	15.76	36.97	206,342	-	206,342	-	-
27th	02/01/2005	05/05/2009	01/31/2011	16.38	-	-	12,650	-	-	-	12,650
30th	07/04/2006	07/04/2009	07/03/2010	-	26.73	32.50	52,710	-	52,710	-	-
33re	08/30/2006	08/30/2009	08/29/2010	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2009	09/18/2010	-	20.14	38.33	12,650	-	12,650	-	-
11th	02/21/2005	12/31/2009	12/31/2012	17.88	16.69	39.49	7,082,200	-	4,204,600	-	2,877,600
11th	08/01/2005	12/31/2009	12/31/2012	17.88	-	-	27,500	-	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	17.88	-	-	11,357	-	-	-	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.38	15.76	36.97	1,068,901	-	999,802	52,710	16,389
34th	03/21/2007	03/21/2010	03/20/2011	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	34.56	-	-	29,518	-	-	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	27.42	-	-	52,710	-	-	-	52,710
33 rd	08/30/2006	08/30/2010	08/29/2011	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2010	09/18/2011	20.78	20.14	38.33	25,300	-	12,650	-	12,650
12th	02/21/2006	12/31/2010	12/31/2013	26.60	25.68	39.83	9,579,384	-	1,554,134	-	8,025,250
12th	08/06/2007	12/31/2010	12/31/2013	26.60	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	30.25	-	-	874,167	-	-	-	874,167
Total options to be exercised					16.67	39.08	22,030,089	-	9,232,878	52,710	12,744,501
34th	03/21/2007	03/21/2011	03/20/2012	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	34.56	-	-	29,518	-	-	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	42.99	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	27.42	-	-	52,707	-	-	-	52,707
33 rd	08/30/2006	08/30/2011	08/29/2012	30.37	-	-	21,083	-	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	33.87	31.99	38.98	10,220,925	-	1,660,200	13,750	8,546,975
13th	08/06/2007	12/31/2011	12/31/2014	33.87	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	33.87	-	-	45,954	-	-	-	45,954
34th	03/21/2007	03/21/2012	03/20/2013	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	34.56	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	42.99	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	34.94	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	39.05	38.12	41.31	11,485,485	-	612,599	26,399	10,846,487
14th	05/05/2008	12/31/2012	12/31/2015	39.05	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	39.05	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	42.99	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	25.54	24.80	40.27	16,829,780	-	1,533,100	229,350	15,067,330
15th	10/28/2009	12/31/2013	12/31/2016	25.54	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	41.48	-	-	-	6,258,877	-	132,268	6,126,609
18th	05/11/2010	12/31/2014	12/31/2017	41.48	-	-	-	1,290,289	-	83,949	1,206,340
Total options in the vesting period					30.08	39.87	39,115,402	7,549,166	3,805,899	485,716	42,372,953
Total simple options							61,145,491	7,549,166	13,038,777	538,426	55,117,454
Weighted Average Price – Simple Options					20.59	39.31	25.46	41.48		31.92	31.38

Bonus options
1st	09/03/2007	09/03/2010	-	-	-	37.85	342,502	-	340,340	2,162	-
3rd	02/29/2008	09/03/2010	-	-	-	-	33,474	-	-	33,474	-
Total options to be exercised						37.85	375,976	-	340,340	35,636	-
4th	03/03/2008	03/03/2011	-	-	-	-	423,212	-	-	6,725	416,487
5th	09/03/2008	09/03/2011	-	-	-	-	502,189	-	-	11,565	490,624
6th	03/06/2009	03/06/2012	-	-	-	-	769,830	-	-	29,468	740,362
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	-	342,479	-	-	13,298	329,181
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	423,190	-	-	7,260	415,930
8th	08/17/2010	08/16/2013	-	-	-	-	-	384,961	-	8,045	376,916
9th	08/30/2010	08/16/2013	-	-	-	-	-	359,991	-	-	359,991
11th	09/30/2010	08/16/2013	-	-	-	-	-	17,717	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	502,164	-	-	12,038	490,126
10th	09/30/2010	09/29/2013	-	-	-	-	-	1,940,987	-	-	1,940,987
6th	03/06/2009	03/06/2014	-	-	-	-	769,807	-	-	30,199	739,608
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
8th	08/17/2010	08/16/2015	-	-	-	-	-	384,920	-	8,044	376,876
9th	08/30/2010	08/16/2015	-	-	-	-	-	359,962	-	-	359,962
11th	09/30/2010	08/16/2015	-	-	-	-	-	17,712	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	-	1,940,951	-	-	1,940,951
Total options outstanding					-	-	3,925,236	5,407,201	-	126,642	9,205,795
Total bonus options					-	37.85	4,301,212	5,407,201	340,340	162,278	9,205,795

TOTAL SIMPLE/BONUS OPTIONS					20.59	39.28	65,446,703	12,956,367	13,379,117	700,704	64,323,249

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of Changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2010	New SBI’s	Converted into shares	Cancelled	Balance at 12/31/2011
1st	08/17/2010	08/16/2011	114,980	-	110,598	4,382	-
1st	08/17/2010	08/16/2012	114,969	-	-	4,381	110,588
1st	08/17/2010	08/16/2013	114,958	-	-	4,381	110,577
1st	08/30/2010	08/16/2011	10,221	-	10,221	-	-
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	3,972	-	-
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	424,172	-	-
2nd	09/30/2010	09/29/2012	424,163	-	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	-	424,154
3rd	02/28/2011	02/27/2011	-	444,040	-	-	444,040
3rd	02/28/2011	02/27/2012	-	444,030	-	-	444,030
3rd	02/28/2011	02/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	548,963	13,144	2,429,941

Number	Vesting period		New SBI’s	Converted into shares	Cancelled	Balance at 12/31/2010
1st	08/17/2010	08/16/2011	123,231	-	8,251	114,980
1st	08/17/2010	08/16/2012	123,220	-	8,251	114,969
1st	08/17/2010	08/16/2013	123,209	-	8,251	114,958
1st	08/30/2010	08/16/2011	10,221	-	-	10,221
1st	08/30/2010	08/16/2012	10,216	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	-	3,972
1st	09/30/2010	08/16/2012	3,971	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	-	424,172
2nd	09/30/2010	09/29/2012	424,163	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	424,154
Total			1,684,711	-	24,753	1,659,958

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate uses is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility

Simple Options
37th	04/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Bonus Options (*)
12th	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12th	02/28/2011	02/28/2016	-	37.00	31.83	2.97%	-	-
13th	8/19/2011	8/19/2014	-	26.65	24.39	2.97%	-	-
13th	8/19/2011	8/19/2016	-	26.65	22.98	2.97%	-	-
14th	04/11/2011	8/18/2014	-	32.62	30.04	2.97%	-	-
14th	04/11/2011	8/18/2016	-	32.62	28.30	2.97%	-	-

 (*) The fair value of bonus options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect on income was R$ 163 (R$ 131 for the year end December 31, 2010), with a correspondence to "Additional Paid-in Capital – Granted Options Recognized".

In the stockholders’ equity, the effect was as follows:

	12/31/2011	12/31/2010
Amount received for the sale of shares – exercised options	353	406
(-) Cost of treasury shares sold	(268)	(403)
Effect of sale (*)	85	3

(*) Recorded in "Additional Paid-in Capital".

NOTE 22 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

	01/01 to 12/31/2011	01/01 to 12/31/2010
Central Bank compulsory deposits	9,182	4,025
Interbank deposits	890	824
Securities purchased under agreements to resell	9,961	9,940
Financial assets held for trading	14,676	8,028
Available-for-sale financial assets	2,888	2,997
Held-to-maturity financial assets	360	456
Loan and lease operations	58,492	50,693
Other financial assets	903	855
Total	97,352	77,818

b)	Interest and similar expense

	01/01 to 12/31/2011	01/01 to 12/31/2010
Securities sold under repurchase agreements	(22,133)	(15,774)
Deposits	(14,757)	(12,245)
Financial expense from reserves for insurance and private pension	(5,239)	(4,038)
Interbank market debt	(5,536)	(2,100)
Institutional market debt	(7,934)	(2,683)
Total	(55,599)	(36,840)

c)	Net gain (loss) from financial assets and liabilities

	01/01 to 12/31/2011	01/01 to 12/31/2010
Financial assets and liabilities held for trading, including the innefective portion of hedge accounting related derivatives	787	2,712
Financial assets designated at fair value through profit or loss	20	(1)
Available-for-sale financial assets	444	151
Total	1,251	2,862

NOTE 23 - BANKING SERVICE FEES

	01/01 to 12/31/2011	01/01 to 12/31/2010
Current account services	5,445	4,275
Asset management fees	2,745	2,570
Collection commissions	1,047	1,076
Fees from credit card services	7,446	6,408
Fees for guarantees issued and credit lines	1,393	1,422
Brokerage commission	361	471
Other	973	870
Total	19,410	17,092

NOTE 24 - OTHER INCOME

	01/01 to 12/31/2011	01/01 to 12/31/2010
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies	271	280
Recovery of expenses	184	214
Reversal of provisions	366	338
Other	337	578
Total	1,158	1,410

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 12/31/2011	01/01 to 12/31/2010
Personnel expenses	(13,373)	(13,006)
Compensation	(5,910)	(5,585)
Charges	(2,036)	(1,978)
Welfare benefits	(1,479)	(1,442)
Retirement plans and post-employment benefits (Note 28)	82	(129)
Defined benefit	(192)	(1,170)
Defined contribution	274	1,041
Stock option plan	(163)	(131)
Training	(259)	(233)
Employee profit sharing	(2,316)	(2,285)
Dismissals	(398)	(343)
Provision for labor claims (Note 31)	(894)	(880)
Administrative expenses	(12,490)	(12,351)
Data processing and telecommunications	(3,450)	(3,271)
Third-party services	(3,014)	(2,734)
Installations	(1,135)	(1,281)
Advertising, promotions and publications	(981)	(1,235)
Rent	(916)	(861)
Transportation	(583)	(596)
Materials	(460)	(456)
Financial services	(438)	(443)
Security	(482)	(451)
Utilities	(295)	(283)
Travel	(189)	(168)
Other	(547)	(572)
Depreciation	(1,184)	(1,166)
Amortization	(984)	(977)
Insurance acquisition expenses	(1,268)	(1,330)
Other expenses	(6,375)	(5,802)
Expenses related to credit cards	(1,796)	(1,697)
Reimbursement related to acquisitions	(148)	(116)
Losses with third party frauds	(753)	(558)
Loss on Sale of Assets Held for Sale, fixed assets and investments in unconsolidated companies	(139)	(226)
Provision for civil lawsuits (Note 31)	(1,616)	(1,327)
Provision for tax and social security lawsuits	(1,038)	(1,170)
Refund of interbank costs	(195)	(186)
Impairment (Notes 14 and 15)	(45)	(20)
Other	(645)	(502)
Total	(35,674)	(34,632)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a federal tax on income additional to federal income tax.

a)	Composition of income tax and social contribution expense

The amounts recorded as income tax and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

Current income tax and social contribution	01/01 to 12/31/2011	01/01 to 12/31/2010
Income before income tax and social contribution	18,251	18,030
Charges (income tax and social contribution) at the rates in effect (Note 2.4n)	(7,300)	(7,212)
Increase/decrease to income tax and social contribution charges arising from:	3,659	1,676
Share of comprehensive income of unconsolidated companies, net	45	113
Foreign exchange variation on assets and liabilities abroad	916	(255)
Interest on capital	1,662	1,496
Dividends, interest on external debt bonds and tax incentives	269	289
Other (*)	767	33
Total income tax and social contribution	(3,641)	(5,536)

(*) Includes the Program for Cash Settlement or Installment Payment of Federal Taxes – Law No. 11,941/09.

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2010	Reversal	Increase	12/31/2011
Reflected in income	25,788	(10,948)	13,626	28,466
Related to income tax and social contribution loss carryforwards	2,998	(1,330)	2,520	4,188
Allowance for loan losses	10,423	(4,318)	6,784	12,889
Adjustment to market value of derivative financial instruments	22	(39)	319	302
Goodwill on purchase of investments	5,905	(2,896)	1,252	4,261
Legal liabilities – tax and social security	1,313	(39)	143	1,417
Provision for contingent liabilities	2,418	(1,024)	1,372	2,766
Civil lawsuits	1,038	(349)	496	1,185
Labor claims:	884	(608)	708	984
Tax and social security contributions	462	(53)	168	577
Other	34	(14)	-	20
Adjustments of operations carried out in futures settlement market	47	(45)	9	11
Provision related to health insurance operations	242	-	7	249
Other	2,420	(1,257)	1,220	2,383
Reflected in other comprehensive income	132	(66)	278	344
Total (*)	25,920	(11,014)	13,904	28,810

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,745 and R$ 4,319.

		Realization /
	01/01/2010	Reversal	Increase	12/31/2010
Reflected in income	26,711	(9,330)	8,407	25,788
Related to income tax and social contribution loss carryforwards	3,204	(418)	212	2,998
Allowance for loan losses	9,264	(4,132)	5,291	10,423
Adjustment to market value of derivative financial instruments	208	(217)	31	22
Goodwill on purchase of investments	7,704	(1,870)	71	5,905
Legal liabilities – tax and social security	1,868	(632)	77	1,313
Provision for contingent liabilities	2,321	(958)	1,055	2,418
Civil lawsuits	897	(639)	780	1,038
Labor claims:	843	(119)	160	884
Tax and social security contributions	477	(130)	115	462
Other	104	(70)	-	34
Adjustments of operations carried out in futures settlement market	12	-	35	47
Provision related to health insurance operations	238	-	4	242
Other	1,892	(1,103)	1,631	2,420
Reflected in other comprehensive income	83	(46)	95	132
Total (*)	26,794	(9,376)	8,502	25,920

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 20,169 and R$ 5,365.

II - Provision for deferred tax liability balance and respective changes are shown as follows:

		Realization /
	12/31/2010	Reversal	Increase	12/31/2011
Reflected in income	10,395	(2,919)	2,409	9,885
Depreciation in excess – finance lease	8,295	(2,365)	1,630	7,560
Taxation of results abroad – capital gains	34	-	44	78
Adjustments of operations carried out in futures settlement market	43	(3)	43	83
Adjustment to market value of securities and derivative financial instruments	264	(264)	175	175
Restatement of escrow deposits and contingent liabilities	701	(157)	262	806
Pension plans	543	-	51	594
Other	515	(130)	204	589
Reflected in other comprehensive income	721	(474)	252	499
Total (*)	11,116	(3,393)	2,661	10,384

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,745 and R$ 4,319.

		Realization /
	01/01/2010	Reversal	Increase	12/31/2010
Reflected in income	9,458	(2,437)	3,374	10,395
Depreciation in excess – finance lease	7,568	(2,075)	2,802	8,295
Taxation of results abroad – capital gains	27	-	7	34
Adjustments of operations carried out in futures settlement market	36	(7)	14	43
Adjustment to market value of securities and derivative financial instruments	131	(131)	264	264
Restatement of escrow deposits and contingent liabilities	585	(109)	225	701
Pension plans	564	(21)	-	543
Other	547	(94)	62	515
Reflected in other comprehensive income	519	(9)	211	721
Total (*)	9,977	(2,446)	3,585	11,116

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 20,169 and R$ 5,365 at December 31, 2010.

III -	The estimates of realization and present value of deferred tax assets for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001, and deferred tax liabilities at December 31, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
		Tax loss/social
	Temporary	contribution on loss		Deferred tax	Net deferred
	differences	carryforwards	Total	liabilities	taxes
2012	8,567	1,058	9,625	(2,695)	6,930
2013	5,235	1,230	6,465	(2,927)	3,538
2014	3,418	1,136	4,554	(2,083)	2,471
2015	2,478	698	3,176	(978)	2,198
2016	1,738	46	1,784	(614)	1,170
after 2016	3,186	20	3,206	(1,087)	2,119
Total	24,622	4,188	28,810	(10,384)	18,426
Present value (*)	21,523	3,764	25,287	(9,127)	16,160

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should be not used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholders of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares. Diluted earnings per share are computed in a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may dilute earnings.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 12/31/2011	01/01 to 12/31/2010
Net income	13,837	11,708
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(49)
Subtotal	13,788	11,659
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	13,738	11,609

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	6,944	5,859
To preferred equity owners	6,794	5,750

Total net income available to common equity owners	6,994	5,909
Total net income available to preferred equity owners	6,843	5,799

Weighted average number of shares outstanding
Common shares	2,289,284,275	2,289,284,273
Preferred shares	2,240,026,557	2,246,784,818

Earnings per share - Basic – R$
Common shares	3.06	2.58
Preferred shares	3.06	2.58

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 12/31/2011	01/01 to 12/31/2010
Total net income available to preferred equity owners	6,843	5,799
Dividend on preferred shares after dilution effects	17	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	6,860	5,816

Total net income available to common equity owners	6,994	5,909
Dividend on preferred shares after dilution effects	(17)	(17)
Net income available to common equity owners considering preferred shares after the dilution effect	6,977	5,892

Adjusted weighted average number of shares
Common shares	2,289,284,275	2,289,284,273
Preferred shares	2,251,061,836	2,260,240,831
Preferred shares	2,240,026,557	2,246,784,818

Incremental shares from stock options granted under our Stock Option Plan	11,035,279	13,456,013

Earnings per share - Diluted – R$
Common shares	3.05	2.57
Preferred shares	3.05	2.57

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share totaled 11,846,655 preferred shares at December 31, 2011 and 3,549,386 preferred shares at December 31, 2010.

NOTE 28 –EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, one does not require an actuarial calculation.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the plans

Entity	Name of Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3) (5)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan.

(2) Variable contribution plan.

(3) Defined contribution plan.

(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and has been offered to former participants of the latter, which are not receiving supplementary retirement benefits from PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed. As set forth in the Itaubanco Defined Contribution Plan regulation, the migration period ended on May 8, 2010.

5) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

b)	Defined benefit plans

I -	Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2011	12/31/2010	01/01/2010
Discount rate	9.72% p.a.	9.72% p.a.	10.24% p.a.
Expected return rate on assets	11.32% p.a.	12.32% p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7.12% p.a.	7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(3) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

II –	Management of defined benefit plan assets

The management of the funds of the closed-end private pension entities seeks to achieve the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	At			% Allocation
Types	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010	2012 Target

Fixed income securities	10,341	9,818	12,909	87.85%	87.43%	87.12%	53% to 100%
Variable income securities	1,051	1,005	1,533	8.93%	8.95%	10.35%	0% to 25%
Structured investments	14	11	13	0.11%	0.10%	0.09%	0% to 10%
Foreign investments	-	4	4	0.00%	0.04%	0.03%	0% to 3%
Real estate	344	368	335	2.92%	3.28%	2.25%	0% to 6%
Loans to participants	23	23	23	0.19%	0.20%	0.16%	0% to 5%
Total	11,773	11,229	14,817	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 531 (R$ 542 at December 31, 2010 and R$ 1,077 at January 1, 2010) and real estate rented to Group companies, with a fair value of R$ 298 (R$ 309 at December 31, 2010 and R$ 301 at January 1, 2010).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the asset types detailed above. For the fixed-income segment, the interest rates adopted were taken from long-term securities included in the portfolios, and the interest-rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III-	Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2011	12/31/2010	01/01/2010
1 - Net assets of the plans	11,773	11,229	14,817
2 - Actuarial liabilities	(10,413)	(9,871)	(11,233)
3- Surplus (1-2)	1,360	1,358	3,584
4- Asset ceiling (*)	(1,263)	(1,114)	(2,212)
5 - Net amount recognized in the balance sheet (3-4)	97	244	1,372
Amount recognized in assets (Note 19a)	342	367	1,508
Amount recognized in liabilities	(245)	(123)	(136)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the year were recognized in income under “General and administrative expenses”.

IV -	Change in plan assets, defined benefit obligation, and surplus

	12/31/2011			12/31/2010			01/01/2010
	Plan assets	Defined benefit obligation	Surplus	Plan assets	Defined benefit obligation	Surplus	Plan assets	Defined benefit obligation	Surplus
Present value – beginning of the year	11,229	(9,871)	1,358	14,817	(11,233)	3,584	12,493	(11,264)	1,229
Effects of the partial spin-off of PAC (1)	-	-	-	(5,147)	2,710	(2,437)	-	880	880
Inclusion of Redecard Plan	-	-	-	-	-	-	60	(53)	7
Inclusion of Itaú Defined Benefit Plan	-	-	-	-	-	-	131	(123)	8
Inclusion of Itaú Defined Contribution Plan	12	(13)	(1)	-	-	-	-	-	-
Effects of the partial spin-off of Redercard (2)	(44)	42	(2)	-	-	-	-	-	-
Expected return on assets (4)	1,342	-	1,342	1,342	-	1,342	1,539	-	1,539
Cost of current service	-	(91)	(91)	-	(87)	(87)	-	(237)	(237)
Interest cost	-	(930)	(930)	-	(943)	(943)	-	(1,140)	(1,140)
Benefits paid	(601)	601	-	(568)	568	-	(541)	541	-
Contributions of sponsors	42	-	42	42	-	42	34	-	34
Contributions of participants	9	-	9	40	-	40	34	-	34
Actuarial gain/(loss) (3) (4)	(216)	(151)	(367)	703	(886)	(183)	1,067	162	1,229
End of the year	11,773	(10,413)	1,360	11,229	(9,871)	1,358	14,817	(11,234)	3,583

(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Plano Itaubanco CD, which migration process resulted in the curtailment and partial settlement of PAC obligations. The curtailment which implied a reduction in obligations and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Plano Itaubanco CD had all of their obligations settled by PAC through the initial contribution of the assets previously held by PAC to individual accounts corresponding to the Plano Itaubanco CD. PAC is no longer responsible for any retirement benefit at the PAC level related to these participants. After the partial settlement of PAC, assets were transferred from PAC to Plano Itaubanco CD.

(2) During the fiscal year 2011, a process for migration of participants from Redecard Retirement Plan, structured as a defined benefit plan, to the Redecard Pension Plan, which is structured as a defined contribution plan, was carried out. For those participants who migrated to the Redecard Pension Plan, the accumulation of future benefit is now performed as a defined contribution, and therefore there is no replacement for the same type of benefit.

(3) Gains (losses) recorded in plan assets correspond to the income earned above/below the expected return rate of assets.

(4) The actual return on assets was R$ 1,126 (R$ 2,045 at December 31, 2010 and R$ 2,606 at January 1, 2010).

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
Plan net assets	11,773	11,229	14,817	12,493	12,583
Defined benefit obligation	(10,413)	(9,871)	(11,234)	(11,264)	(9,441)
Surplus	1,360	1,358	3,583	1,229	3,142
Experience adjustments in plan net assets	(216)	703	1,067	(979)	1,060
Experience adjustments in defined benefit obligation	(151)	(886)	162	(823)	(186)

The amounts for 2007 to 2009, calculated based on the Brazilian standards equivalent to IAS 19, are presented only for change effects, considering that in conformity with the exemption set forth in IFRS 1, assets, liabilities, and gains and losses were recognized at 01/01/2010.

V-	Total revenue (expenses) recognized in income for the year

Total expenses recognized for defined benefit plans include the following components:

	12/31/2011	12/31/2010
Cost of current service	(91)	(87)
Interest cost	(930)	(943)
Expected return on the plan assets	1,342	1,342
Effects of the partial spin-off of PAC	-	(2,437)
Effects of the partial spin-off of Redecard	(1)	-
Effect on asset ceiling	(154)	1,098
Gain/(loss) for the year	(367)	(183)
Contributions of participants	9	40
Total revenue (expenses) recognized in income for the year	(192)	(1,170)

During the year, contributions made totaled R$ 42 (R$ 42 from 01/01 to 12/31/2010). The contribution rate increases based on the beneficiary’s salary.

In 2012, contribution to the defined benefit retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 39.

The estimate for payment of benefits for the next 10 years is as follows:

Payment estimate
2012	646
2013	673
2014	697
2015	721
2016	746
2017 to 2021	4,119

c)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 1,443 ( R$ 1,169 at 12/31/2010) (Note 19a).

Total revenue recognized for defined contribution plans includes the following components:

	12/31/2011	12/31/2010
Effect of the partial spin-off of PAC	-	1,477
Contribution	(144)	(111)
Actuarial gain/(loss)	150	256
Effect on asset ceiling	268	(581)
Total revenue recognized in income for the year	274	1,041

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income “General and administrative expenses”.

During the year, contributions to the defined contribution plans, including PGBL, totaled R$ 193 (R$ 153 at December 31, 2010), of which R$ 144 (R$ 111 at December 31, 2010) were pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under the acquisition agreements signed by ITAÚ UNIBANCO HOLDING, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

	12/31/2011	12/31/2010
At the beginning of the year	(105)	(100)
Interest cost	(10)	(10)
Benefits paid	6	5
Actuarial (loss)	(11)	-
At the end of the year	(120)	(105)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income as “General and administrative expenses”.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2012	6
2013	7
2014	7
2015	8
2016	8
2017 to 2021	50

II-	Assumptions and sensitivity at 1%

For calculation of projected benefit obligations in addition to the assumptions for the defined benefit plans (Note 28b I), an 8.16% p.a. increase in medical costs is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	2	(1)
Effects on present value of obligation	17	(14)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation process.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on minimum appropriate balances and contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may excess of loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main Products

I-	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at protecting the client’s assets. Upon payment of a premium, the policyholder is protected through previously agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder’s loss in the event of claims for insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: include coverage for death and personal accidents.

	Loss ratio		Sales ratio
Main insurance lines	%		%
	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.4	87.0	1.5	1.4
Group life	39.0	41.5	11.5	12.8
Individual accident	29.0	28.8	12.3	17.6
General liability	33.9	42.7	9.2	13.3
Credit life	21.8	25.8	25.2	29.4
Extended guarantee - assets	19.5	21.1	65.4	68.5
Group accident insurance	6.3	7.8	45.3	43.9
Petroleum risks	6.2	3.2	3.2	1.8
Multiple risks	5.3	16.2	59.4	50.0

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government pension, through long-term investments, private pension products are divided into three major groups:

•	PGBL (Plan Generator of Benefits): the main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified pension), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL (Redeemable Life Insurance): this is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): this is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management´s discretion, but instead represent an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III-	Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issue		Reinsurance		Retained premiums and contributions
	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
VGBL	10,010	7,036	-	-	10,010	7,036
PGBL	1,424	1,247	(1)	-	1,423	1,247
Warranty extension - assets	1,365	1,158	-	-	1,365	1,158
Group life	1,165	1,150	(24)	(17)	1,141	1,133
Group accident insurance	661	625	(1)	-	660	625
Specified and operational risk	480	360	(384)	(209)	96	151
Credit life	461	424	-	(1)	461	423
Traditional	369	391	-	-	369	391
DPVAT	308	284	-	-	308	284
Petroleum risks	257	61	(220)	(43)	37	18
Multiple risks	207	238	(36)	(34)	171	204
General civil liability	80	87	(27)	(38)	53	49
Engineering	72	88	(64)	(74)	8	14
Aeronautical	49	56	(49)	(47)	-	9
Other lines	1,271	1,034	(204)	(139)	1,067	895
	18,179	14,239	(1,010)	(602)	17,169	13,637

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I-	Insurance:

•	Reserve for unearned premiums – recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance.

•	Reserve for premium deficiency – recognized according to a technical actuarial note if a premium deficiency is found.

•	Reserve for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome for the insurance company.

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively.

•	Provision for insufficient contribution – recognized when insufficient premiums or contribution are determined.

•	Reserve for unexpired risks – recognized to reflect the estimate of risks in force but not expired.

•	Reserve for claims incurred but not reported (IBNR) – recognized based on the estimated amount of claims incurred but not reported.

•	Reserve for financial surplus – refers to the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded.

•	Other reserves – mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

F-113

	12/31/2011				12/31/2010
	Property, individuals and life insurance	Private pension	Life with Survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with Survivor benefits	Total

Opening balance	5,527	18,296	33,041	56,864	4,758	16,053	27,135	47,946
(+) Additions arising from premiums/contribution	16,681	1,706	9,936	28,323	11,861	1,621	6,975	20,457
(-) Deferral of risk	(15,694)	-	-	(15,694)	(11,709)	-	-	(11,709)
(-) Payment of claims/benefits	(1,508)	(103)	(6)	(1,617)	(1,556)	(118)	(53)	(1,727)
(+) Reported claims	2,020	-	-	2,020	2,029	-	-	2,029
(-) Redemptions	(152)	(917)	(3,745)	(4,814)	-	(907)	(3,240)	(4,147)
(+/-) Net portability	(115)	152	(14)	23	-	139	(180)	(41)
(+) Adjustment of reserves and financial surplus	1	1,658	3,362	5,021	-	1,512	2,352	3,864
(+/-) Other (recognition/reversal)	849	101	(172)	778	144	(4)	52	192
Reserves for insurance and private pension	7,609	20,893	42,402	70,904	5,527	18,296	33,041	56,864

	INSURANCE			PRIVATE PENSION			TOTAL
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Mathematical reserve for benefits to be granted and benefits granted	17	30	33	61,953	50,070	42,106	61,970	50,100	42,139
Unearned premiums	3,026	1,354	1,224	-	-	-	3,026	1,354	1,224
Unsettled claims (*)	2,297	2,163	1,810	-	-	-	2,297	2,163	1,810
IBNR (*)	712	587	568	10	9	13	722	596	581
Premium deficiency	313	273	245	-	-	103	313	273	348
Insufficient contribution	-	-	-	692	602	390	692	602	390
Financial surplus	2	2	2	475	458	452	477	460	454
Other (Note 29c i)	1,242	1,118	876	165	198	124	1,407	1,316	1,000
TOTAL	7,609	5,527	4,758	63,295	51,337	43,188	70,904	56,864	47,946

(*) The provision for unsettled claims and IBRN are detailed in Note 29e.

d)	Deferred acquisition costs

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Insurance
Balance at 01/01/2011	1,649
Increase	583
Amortization	(168)
Balance at 12/31/2011	2,064
Balance to be amortized in up to 12 months	1,495
Balance to be amortized after 12 months	569

Balance at 01/01/2010	1,650
Increase	36
Amortization	(37)
Balance at 12/31/2010	1,649
Balance to be amortized in up to 12 months	1,339
Balance to be amortized after 12 months	310

The amounts of deferred selling expenses from reinsurance are stated in Note 29l.

e)	Table of loss development

Changes in the amount of obligations of ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows, at December 31, 2011:

I –Gross of reinsurance

Reserve for unsettled claims and of claims incurred but not reported	12/31/2011
Liability claims presented in the table development	2,574
DPVAT operations	282
Retrocession and other estimates	163
Total reserve (*)	3,019

(*) The total reserve refers to unsettled claims and provision for claims incurred but not reported (IBNR), stated in Note 29c III.

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	TOTAL
At the end of reporting year	1,030	1,906	2,137	1,768	1,530	1,890	1,771
After 1 year	1,030	1,963	2,140	1,787	1,590	2,031	-
After 2 years	1,037	2,036	2,206	1,778	1,606	-	-
After 3 years	1,046	2,059	2,212	1,739	-	-	-
After 4 years	1,056	2,052	2,201	-	-	-	-
After 5 years	1,056	2,036	-	-	-	-	-
After 6 years	1,052	-	-	-	-	-	-

Current estimate	1,052	2,036	2,201	1,739	1,606	2,031	1,771	12,436
Accumulated payments through base date	1,006	1,964	2,078	1,584	1,319	1,404	852	10,207
Liabilities recognized in the balance sheet	46	72	123	155	287	627	919	2,229
Liabilities in relation to years prior to 2005								345
Total liabilities included in balance sheet								2,574

II- Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported	12/31/2011
Liability claims presented in the table development	1,245
DPVAT operations	282
Reinsurance, retrocession and other estimates	1,492
Total reserve (*)	3,019

(*) The total reserve refers to unsettled claims and provision for claims incurred but not reported (IBNR), stated in Note 29c III.

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	TOTAL
At the end of reporting year	808	865	1,027	1,157	1,197	1,269	1,311
After 1 year	808	899	1,044	1,164	1,188	1,180	-
After 2 years	813	921	1,063	1,161	1,190	-	-
After 3 years	820	929	1,071	1,157	-	-	-
After 4 years	829	928	1,076	-	-	-	-
After 5 years	827	932	-	-	-	-	-
After 6 years	834	-	-	-	-	-	-

Current estimate	834	932	1,076	1,157	1,190	1,180	1,311	7,680
Accumulated payments through base date	796	879	1,002	1,062	1,084	1,029	743	6,595
Liabilities recognized in the balance sheet	38	53	74	95	106	151	568	1,085
Liabilities in relation to years prior to 2005								160
Total liabilities included in balance sheet								1,245

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are based in compliance with the legislation force.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

The liability adequacy test did not show insufficiency in any of presented year-ends.

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, short- or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance.)

Products offering financial guarantee predetermined under contract involve financial risk inherent to the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, market benchmarks and the experience of the actuaries.

Sensitivity analyses were carried out with the amounts of current estimates based on variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency

10bp increase in risk-free interest rates	Without insufficiency	Without insufficiency
10bp decrease in risk-free interest rates	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return and develop evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also of an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to the consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	12/31/2011			12/31/2010
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

PROPERTY AND CASUALTY
Extended warranty	1,365	1,365	100.0	1,158	1,158	100.0
Credit life	461	461	100.0	424	423	99.8
Mandatory personal injury caused by motor vehicle (DPVAT)	308	308	100.0	284	284	100.0
Multiple risks	207	171	82.6	238	204	85.7

INDIVIDUALS
Group life	1,165	1,141	97.9	1,150	1,141	99.2
Group accident insurance	661	660	99.8	625	625	100.0
Individual accident	109	108	99.1	118	117	99.2
Individual life	20	19	95.0	23	22	95.7

LARGE RISKS
Specified and operational risks	480	96	20.0	360	151	41.9
Petroleum risks	257	37	14.4	61	18	29.5
Engeneering	72	8	11.1	88	14	15.9
Aeronautical	49	-	-	56	9	16.1

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The control of risk the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behaviors incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a timely basis, operational risks events to the independent executive area responsible for risk control.

•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas the ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III-	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV - Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.
F-119

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit the managerial reports to the Independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate policies and underwriting procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII- Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the Audit Committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to determine the best asset portfolio composition that enables the mitigation of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets is periodically balanced based on fluctuations in market prices of assets, liquidity needs, and changes in the characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values and commodity prices.

The market risk limits are structured in accordance with the guidelines established by the Superior Risk Committee (CSRisc), by evaluating the projected results, the amount of stockholders’ equity and the risk profile of each legal entity, and are defined within risk metrics used by management.

The market risk is controlled by an area independent from the business areas, which is responsible for daily assessment and also reporting activities.

Market risk is analyzed based on the following metrics:

•	Statistical Value at Risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence level (Note 35).

•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio.

•	Sensitivity (DV01): in relation to insurance operations, the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates.

	12/31/2011		12/31/2010
Class	Account balance	DV01	Account balance	DV01
Government securities
NTN-C	2,766	(2.7)	2,648	(2.8)
NTN-B	1,400	(1.3)	667	(1.0)
NTN-F	28	-	57	-

Private securities
Indexed to IGPM	141	-	137	-
Indexed to IPCA	224	(0.2)	122	(0.1)
Indexed to PRE	93	-	-	-

Floating assets	5,607	-	5,013	-

Under agreements to resell - over	6,433	-	4,408	-

Total	16,692	(4.20)	13,052	(3.90)

The column DV01 is the impact for a movement of + 0.01% (BPS) in the index rate. In this case, as they are asset positions, the positive impact on the rate contributes negatively for income.

Liquidity risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	12/31/2011		12/31/2010		Assets	12/31/2011		12/31/2010
Technical provision	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
PPNG, PPNG-RVNE, PCP and OPT (1)	1,690	12	1,232	13	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,690	7	1,232	5
Reserve for premium deficiency	233	187	199	172	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	233	7	199	4
IBNR and Provision for unsettled claims (2)	1,401	19	1,077	20	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,401	7	1,077	5
Other Reserves	303	-	299	-	LFT, Repurchase Agreements, NTN-B, CDB and Debentures	303	-	299	-
Subtotal	3,627		2,807		Subtotal	3,627		2,807
Reserves
Administrative expenses	43	125	32	128	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	43	7	32	3
Mathematical reserve for benefits granted	977	126	860	128	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures	977	124	860	130
Mathematical reserve for benefits to be granted – PGBL/ VGBL	57,626	109	46,037	116	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	57,626	8	46,037	5
Mathematical reserve for benefits to be granted – Traditional	3,365	116	3,205	109	LFT, Repurchase Agreements, NTN-B, NTN-C and Debentures	3,365	109	3,205	101
Insufficient contribution	692	109	603	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	692	109	603	101
Financial surplus	477	109	461	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	477	109	461	101
Subtotal	63,180		51,198		Subtotal	63,180		51,198
Total technical reserves	66,807		54,005		Total backing assets	66,807		54,005

(*) DU – Duration in months.

(1) Net Amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL/VGBL reserves allocated in variable income.

Credit risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations represents less than 37.22% of the total. In addition, we follow the SUSEP rules about reinsurers with which we operate, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

l)	Reinsurance

Expenses and revenue from reinsurance premiums transferred are recognized on accrual basis, with no offset of assets and liabilities related to reinsurance except if there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may be exposed.

With the approval of Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened up to competition with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the two latter being foreign reinsurance companies respectively with, or without, a representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies to 60% of premiums transferred insurance companies until January 2010; after that period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% must obligatorily be transferred to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are recorded based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment, in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulatory authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in “other assets - prepaid expenses” and amortized to “other operating expenses” over the effectiveness period of the contract on a daily accrual basis.

I – Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	176	253	106	302
Issued contracts	-	-	926	561
Recovered claims	52	29	-	-
Prepayments/Payments to Reinsurer	32	(82)	(751)	(754)
Monetary adjustment and interest of claims	-	-	32	(3)
Other increase/ reversal	(46)	(24)	-	-
Closing balance	214	176	313	106

II – Balances of reserves with reinsurance assets

	12/31/2011	12/31/2010	1/1/2010
Reinsurance claims	1,394	1,185	886
Reinsurance premiums	535	404	529
Reinsurance commission	(58)	(59)	(59)
Closing balance	1,871	1,530	1,356

III – Changes in balances of reserves for reinsurance claims

	12/31/2011	12/31/2010
Opening balance	1,185	886
Reported claims	615	713
Paid claims	(101)	(390)
Other increase/ reversal	(305)	(24)
Closing balance	1,394	1,185

IV - Changes in balances of reserves for reinsurance premiums

	12/31/2011	12/31/2010
Opening balance	404	529
Receipts	814	614
Payments	(683)	(739)
Closing balance	535	404

V - Changes in balances of reserves for reinsurance commission

	12/31/2011	12/31/2010
Opening balance	(59)	(59)
Receipts	(50)	(54)
Payments	51	54
Closing balance	(58)	(59)

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance (CNSP) is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977 (revoked by Supplementary Law No. 109/01), its attributions included private pension of public companies.

The Superintendency of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension and reinsurance markets. An agency of the Ministry of Finance, it was created by Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. (IRB Brasil), the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital requirements for insurance activity

The National Council of Private Insurance (CNSP), following the worldwide trend towards the strengthening of the insurance market,  disclosed on December 6, 2010, CNSP Resolution No. 227 (which revoked Resolutions Nos. 178 of December 28, 2007 and 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. These documents define the rules on the regulatory capital required for authorization and operation of insurance and private pension companies, and rules for the allocation of capital to underwriting risk for the various insurance lines. In January 2011, CNSP Resolution  No. 228  of December 6, 2010, which provides for the criteria for establishment of additional capital based on the credit risk of the supervised companies, came into effect.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital in Itaú Seguros S.A., R$ 2,049 (R$ 1,436 at 12/31/2010, R$ 898 at 01/01/2010) and in Itaú Vida e Previdência S.A., R$ 1,565 (R$ 1,199 at 12/31/2010, R$ 733 at 01/01/2010).

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2011		12/31/2010		1/1/2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	108,721	108,721	95,948	95,948	24,540	24,540
Interbank deposits	27,821	27,849	14,835	14,842	17,799	17,806
Securities purchased under agreements to resell	92,248	92,248	88,682	88,682	135,820	135,820
Financial assets held for trading (*)	121,889	121,889	115,497	115,497	55,552	55,552
Financial assets designated at fair value through profit or loss (*)	186	186	306	306	373	373
Derivatives (*)	8,754	8,754	7,777	7,777	5,589	5,589
Available-for-sale financial assets (*)	47,510	47,510	44,539	44,539	41,302	41,302
Held-to-maturity financial assets	3,105	3,713	3,170	3,787	2,429	2,792
Loan operations and lease operations	322,391	323,021	274,843	275,684	224,168	225,009
Other financial assets	40,254	40,254	40,945	40,945	26,931	26,931
Financial liabilities
Deposits	242,636	242,554	202,688	202,607	190,716	190,636
Securities sold under repurchase agreements	185,413	185,413	199,657	199,657	131,945	131,945
Financial liabilities held for trading (*)	2,815	2,815	1,335	1,335	663	663
Derivatives (*)	6,747	6,747	5,671	5,671	5,332	5,332
Interbank market debt	90,498	90,350	62,599	62,542	44,675	43,398
Institutional market debt	54,807	54,681	44,513	44,419	30,530	31,702
Liabilities for capitalization plans	2,838	2,838	2,603	2,603	2,261	2,261
Other financial liabilities.	44,119	44,119	41,012	41,012	26,825	26,825

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 35) are represented by Standby Letters of Credit and Guarantees Provided, which amount recorded in memorandum account totals R$ 51,530(R$38,374 at December 31, 2010 and R$32,431 at January 1, 2010) and estimated fair value of R$ 695(R$537at December 31, 2010 and R$417 at January 1, 2010).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Other Financial Assets - the carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits – ITAÚ UNIBANCO HOLDING estimates the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair values of government securities are determined based on the interest rates provided by third parties in the market and they are validated by comparing them with the information disclosed by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair value of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: the cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and forwards quoted market prices on exchanges or criteria identical to those applied to swaps;

•	Options: The fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – the fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Interest-bearing and non-interest bearing financial liabilities which include: Deposits, Securities Sold under Repurchase Agreements, Financial Liabilities Held for Trading, Interbank and Institutional Market Debt, Liabilities for Capitalization Plans and Other Financial Liabilities

And for:

•	Non-interest bearing deposits - the fair value of demand deposits is equal to the carrying amount.
•	Interest-bearing financial liabilities – the fair value of time deposits with a floating rate approximates their carrying amount. The fair value of time deposits at fixed rate was estimated using discounted cash flow, with the adoption of the interest rate offered by ITAÚ UNIBANCO HOLDING on the respective balance sheet date. The carrying amount of deposits received under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)	Off-balance sheet financial instruments – the fair value of commitments to grant credit was estimated based on the rates currently charged for similar agreements, considering the remaining term of the agreement and the credit quality of the counterparties. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged for similar agreements or at the cost estimated to settle the agreements, or otherwise settle the obligations with the counterparties. The fair value of derivatives includes financial assets/liabilities at fair value through profit or loss or in other liabilities, as described in Note 2.4.g and presented in Note 7. See Notes 7 and 30 for the notional amount and estimated fair value of our derivative financial instruments.

In accordance with IFRS ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted price vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets Held for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: highly-liquid securities with prices available in an active market are classified into Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: when the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: when no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. Level 3 classification includes some Brazilian government securities (mainly NTN-I, NTN-A1, CRIs and TDA falling due after 2025, and CVS), promissory notes and securities that are not usually traded in an active market.

Derivatives:

Level 1: derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: for derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black & Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rates swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: the derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be an indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with other market participants. However, the adoption of other methodologies or different those used by to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of risk levels at December 31, 2011, 2010 and January 1, 2010 for held for trading and available-for-sale financial assets.

	12/31/2011				12/31/2010				1/1/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	100,041	21,558	290	121,889	100,445	14,893	159	115,497	40,665	14,326	561	55,552
Investment funds	-	1,339	-	1,339	-	1,748	-	1,748	-	1,619	-	1,619
Brazilian government securities	93,727	187	-	93,914	86,422	277	-	86,699	35,328	807	-	36,135
Brazilian external debt bonds	910	-	-	910	666	-	-	666	222	-	-	222
Government securities – other countries	722	80	-	802	9,036	317	-	9,353	936	121	-	1,057
Argentina	225	-	-	225	293	-	-	293	179	-	-	179
United States	292	-	-	292	8,714	-	-	8,714	747	-	-	747
Mexico	205	-	-	205	29	-	-	29	10	-	-	10
Chile	-	50	-	50	-	248	-	248	-	77	-	77
Uruguay	-	27	-	27	-	24	-	24	-	30	-	30
Russia	-	-	-	-	-	45	-	45	-	-	-	-
Other	-	3	-	3	-	-	-	-	-	14	-	14
Corporate securities	4,682	19,952	290	24,924	4,321	12,551	159	17,031	4,179	11,779	561	16,519
Shares	2,241	56	-	2,297	3,208	40	-	3,248	2,641	69	-	2,710
Securitized real estate loans	-	24	-	24	-	439	157	596	-	35	-	35
Bank deposit certificates	-	7,820	-	7,820	-	8,932	-	8,932	-	9,490	-	9,490
Debentures	2,434	1,092	-	3,526	1,112	1,688	-	2,800	1,536	1,560	-	3,096
Eurobonds and others	7	1,424	-	1,431	-	1,452	-	1,452	2	625	-	627
Promissory notes	-	-	290	290	-	-	-	-	-	-	561	561
Financial credit bills	-	8,973	-	8,973	-	-	-	-	-	-	-	-
Other	-	563	-	563	1	-	2	3	-	-	-	-
Available-for-sale financial assets	20,988	24,926	1,596	47,510	18,898	23,994	1,647	44,539	17,839	21,374	2,089	41,302
Investment funds	-	806	-	806	-	770	-	770	-	1,273	-	1,273
Brazilian government securities	12,120	45	259	12,424	9,753	6	320	10,079	13,370	14	334	13,718
Brazilian external debt bonds	5,906	-	-	5,906	4,720	-	-	4,720	1,980	-	-	1,980
Government securities – other countries	11	4,306	-	4,317	679	3,880	-	4,559	17	7,224	-	7,241
United States	-	-	-	-	679	-	-	679	17	-	-	17
Austria	-	-	-	-	-	-	-	-	-	213	-	213
Denmark	-	1,949	-	1,949	-	2,016	-	2,016	-	1,971	-	1,971
Spain	-	418	-	418	-	734	-	734	-	1,093	-	1,093
Korea	-	295	-	295	-	236	-	236	-	1,755	-	1,755
Mexico	11	-	-	11	-	-	-	-	-	-	-	-
Chile	-	995	-	995	-	453	-	453	-	1,274	-	1,274
Paraguay	-	344	-	344	-	256	-	256	-	417	-	417
Portugal	-	-	-	-	-	-	-	-	-	26	-	26
Uruguay	-	268	-	268	-	185	-	185	-	475	-	475
Other	-	37	-	37	-	-	-	-	-	-	-	-
Corporate securities	2,951	19,769	1,337	24,057	3,746	19,338	1,327	24,411	2,472	12,863	1,755	17,090
Shares	808	3,170	-	3,978	624	4,500	-	5,124	463	4,231	-	4,694
Securitized real estate loans	-	7,323	691	8,014	-	6,913	62	6,975	-	4,168	126	4,294
Bank deposit certificates	-	274	-	274	-	559	-	559	-	99	-	99
Debentures	2,103	5,133	-	7,236	3,122	3,512	-	6,634	1,883	2,651	-	4,534
Eurobonds and others	40	3,598	-	3,638	-	3,843	-	3,843	126	1,698	-	1,824
Promissory notes	-	-	646	646	-	-	1,265	1,265	-	-	1,626	1,626
Other	-	271	-	271	-	11	-	11	-	16	3	19
Financial assets designated at fair value through profit or loss	-	186	-	186	-	306	-	306	-	373	-	373
Brazilian government securities	-	186	-	186	-	306	-	306	-	373	-	373
Financial liabilities designated at fair value	-	(2,815)	-	(2,815)	-	(1,335)	-	(1,335)	-	(663)	-	(663)
Structured notes	-	(2,815)	-	(2,815)	-	(1,335)	-	(1,335)	-	(663)	-	(663)

The following table presents the breakdown of risk levels at December 31, 2011, 2010 and January 1, 2010 for our derivative assets and liabilities.

	12/31/2011				12/31/2010				1/1/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	17	7,832	905	8,754	-	7,292	485	7,777	-	5,085	504	5,589
Options	-	1,755	688	2,443	-	1,696	56	1,752	-	1,649	177	1,826
Forwards	-	2,326	4	2,330	-	2,096	-	2,096	-	412	-	412
Swap – Differential receivable	-	2,732	18	2,750	-	2,932	5	2,937	-	2,579	-	2,579
Swap with USD Check	-	4	-	4	-	-	-	-	-	-	49	49
Check of swap	-	-	-	-	-	-	-	-	-	-	186	186
Credit derivatives	-	399	-	399	-	-	261	261	-	-	15	15
Futures	17	9	-	26	-	-	-	-	-	-	-	-
Other derivatives	-	607	195	802	-	568	163	731	-	445	77	522
Derivatives - Liabilities	-	(6,047)	(700)	(6,747)	(46)	(5,290)	(335)	(5,671)	(9)	(4,694)	(629)	(5,332)
Options	-	(1,930)	(676)	(2,606)	-	(1,899)	(188)	(2,087)	-	(1,599)	(249)	(1,848)
Forwards	-	(1,136)	(8)	(1,144)	-	(1,191)	-	(1,191)	-	(474)	-	(474)
Swap – Differential payable	-	(2,782)	(16)	(2,798)	-	(2,007)	(6)	(2,013)	-	(2,108)	(6)	(2,114)
Swap with USD Check	-	-	-	-	-	-	-	-	-	-	(90)	(90)
Check of swap	-	(2)	-	(2)	-	-	-	-	-	-	(140)	(140)
Credit derivatives	-	(110)	-	(110)	-	(10)	(119)	(129)	-	-	(106)	(106)
Futures	-	-	-	-	(46)	-	(9)	(55)	(9)	(8)	(9)	(26)
Other derivatives	-	(87)	-	(87)	-	(183)	(13)	(196)	-	(505)	(29)	(534)

Level 3 recurring fair value measurements

The tables below show the changes in the balance sheet, for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy:

Distribution by level

	Fair value at 12/31/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at 12/31/2011
Financial assets held for trading	159	89	1,422	(1,391)	11	290	-
Corporate securities	159	89	1,422	(1,391)	11	290	-
Securitized real estate loans	157	85	562	(804)	-	-	-
Promissory notes	-	3	697	(410)	-	290	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	767	3,217	(3,530)	(505)	1,596	266
Brazilian government securities	320	-	38	(64)	(35)	259	(100)
Corporate securities	1,327	767	3,179	(3,466)	(470)	1,337	366
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	686	1,125	(1,103)	(79)	691	366
Promissory notes	1,265	78	1,666	(2,363)	-	646	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at 12/31/2011
Derivatives - Assets	485	811	835	(1,226)	-	905	(93)
Options	56	89	690	(147)	-	688	(63)
Swap – Differential receivable	5	(15)	28	-	-	18	3
Swap with USD Check	-	-	4	-	-	4	-
Credit derivatives	261	57	104	(422)	-	-	-
Other derivatives	163	680	9	(657)	-	195	(33)
Derivatives - Liabilities	(335)	130	(166)	(329)	-	(700)	(316)
Options	(188)	82	(110)	(460)	-	(676)	(302)
Forwards	-	-	(8)	-	-	(8)	-
Swap – Differential payable	(6)	(13)	(16)	19	-	(16)	(14)
Credit derivatives	(119)	55	(5)	69	-	-	-
Futures	(9)	6	(27)	30	-	-	-
Other derivatives	(13)	-	-	13	-	-	-

	Fair value at 01/01/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2010	Total gains (losses) related to assets and liabilities still held at 12/31/2010
Financial assets held for trading	561	1	159	(562)	-	159	2
Corporate securities	561	1	159	(562)	-	159	2
Securitized real estate loans	-	-	157	-	-	157	2
Promissory notes	561	1	-	(562)	-	-	-
Other	-	-	2	-	-	2	-
Available-for-sale financial assets	2,089	81	1,275	(1,798)	-	1,647	(1)
Brazilian government securities	334	74	-	(88)	-	320	(1)
Corporate securities	1,755	7	1,275	(1,710)	-	1,327	-
Securitized real estate loans	127	5	14	(82)	-	64	-
Promissory notes	1,628	2	1,261	(1,628)	-	1,263	-

	Fair value at 01/01/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2010	Total gains (losses) related to assets and liabilities still held at 12/31/2010
Derivatives - Assets	504	56	408	(483)	-	485	(55)
Options	177	30	36	(187)	-	56	-
Swap – Differential receivable	-	-	5	-	-	5	-
Check of swap	186	-	-	(186)	-	-	-
Swap with USD Check	49	-	-	(49)	-	-	-
Credit derivatives	15	87	256	(97)	-	261	3
Other derivatives	77	(61)	111	36	-	163	(58)
Derivatives - Liabilities	(629)	372	(294)	216	-	(335)	10
Options	(249)	83	(151)	129	-	(188)	45
Swap – Differential payable	(6)	-	-	-	-	(6)	(5)
Check of swap	(140)	-	-	140	-	-	-
Swap with USD Check	(90)	-	-	90	-	-	-
Credit derivatives	(106)	80	(134)	41	-	(119)	(6)
Futures	(9)	227	(9)	(218)	-	(9)	(11)
Other derivatives	(29)	(18)	-	34	-	(13)	(13)

Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

There were transfers from Level 3 to Level 2 in view of the extension of curves verified in the market.

Sensitivity analyses for Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above. The table below shows the sensitivity of these fair values in scenarios in which it is reasonably likely that changes will occur in the prices of assets, interest rates or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices).

Types	I	II	III
Interest rate	(1)	(17)	(34)
Impact on income	-	(1)	(2)
Impact on stockholders' equity	(1)	(16)	(32)
Currencies, Commodities and Ratios	(1)	(1)	-
Impact on income	(1)	(1)	-
Impact on stockholders' equity	-	-	-
Non Linear	(30)	(56)	-
Impact on income	(30)	(56)	-
Impact on stockholders' equity	-	-	-
TOTAL	(32)	(74)	(34)
Impact on income	(31)	(58)	(2)
Impact on stockholders' equity	(1)	(16)	(32)

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 base points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non Linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

NOTE 31 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	12/31/2011	12/31/2010	1/1/2010

Civil	3,166	2,974	2,394
Labor	4,014	3,986	3,156
Tax and social security	8,645	7,324	7,886
Other	165	173	192
Total	15,990	14,457	13,628
Current	3,140	2,720	2,410
Non-current	12,850	11,736	11,218

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows.

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Federal Supreme Court has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 603; these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interest in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other are claimed;

There are no off balance sheet contingencies regarding labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for contingent liabilities and the respective escrow deposits:

	01/01 to 12/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clauses (Note 2.4t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest	113	110	-	223
Changes in the year reflected in results	1,503	784	(8)	2,279
Increase (*)	1,981	992	12	2,985
Reversal	(478)	(208)	(20)	(706)
Payment	(1,252)	(683)	-	(1,935)
Subtotal	3,029	3,084	165	6,278
(+) Contingencies guaranteed by indemnity clause (Note 2.4t)	137	930	-	1,067
Closing balance	3,166	4,014	165	7,345
Escrow deposits at 12/31/2011	2,023	2,409	-	4,432

(*) Civil provisions include the provision for economic plans amounting to R$ 431.

	01/01 to 12/31/2010
	Civil	Labor	Other	Total
Opening balance	2,394	3,156	192	5,742
(-) Contingencies guaranteed by indemnity clauses (Note 2.4t)	(98)	(573)	-	(671)
Subtotal	2,296	2,583	192	5,071
Interest	142	77	-	219
Changes in the year reflected in results	1,185	803	(19)	1,969
Increase (*)	1,801	905	-	2,706
Reversal	(616)	(102)	(19)	(737)
Payment	(958)	(590)	-	(1,548)
Subtotal	2,665	2,873	173	5,711
(+) Contingencies guaranteed by indemnity clause (Note 2.4t)	309	1,113	-	1,422
Closing balance	2,974	3,986	173	7,133
Escrow deposits at 12/31/2010	1,619	2,318	-	3,937

(*) Civil provisions include the provision for economic plans amounting to R$ 708.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	7,324	7,886
(-) Contingencies guaranteed by indemnity clause	(44)	(35)
Subtotal	7,280	7,851
Interest	548	400
Changes in the year reflected in results	917	1,074
Increase	1,046	1,728
Reversal (1)	(129)	(654)
Payment (1)	(157)	(2,045)
Subtotal	8,588	7,280
(+) Contingencies guaranteed by indemnity clause	57	44
Closing balance (Notes 13c and 14c) (2)	8,645	7,324

(1) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash settlement or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010, taxes administered by the Federal Reserve Service of Brazil were included, mainly relating to the increase of the calculation basis of PIS and COFINS, set forth in paragraph 1 of article 3 of Law No. 9,718, of November 27, 1998.

(2) Includes amounts arising from investments in joint ventures of R$ 3.

Escrow Deposits	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	4,677	5,076
Appropriation of interest	365	296
Changes in the period	136	(696)
Deposits made	265	496
Withdrawals	(115)	(1,146)
Deposits released	(14)	(46)
Closing balance	5,178	4,676

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2,885: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,043;

•	CSLL – Isonomy – R$ 1,346: the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The escrow deposit balance totals R$ 231;

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 491: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text oh the law. The escrow deposit balance totals R$ 491.

•	PIS – R$ 375 – Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit balance totals R$ 129.

Contingencies for tax not recognized in the balance sheet - In the accounting records no amount is recognized in relation to tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 5,930. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,097: cases in which the liquidity and the offset of credits are discussed.

•	INSS – Non-compensatory amounts – R$ 632: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts granted on receipt of credits – R$ 459: we defend that these are necessary operating expenses and deductible as losses on loan operations and discounts upon their renegotiation and recovery, as provided by law.

•	ISS – Banking Institutions – R$ 450: these are banking operations, the revenue from which cannot be interpreted as compensation per service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 372: we discuss the proper accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•	IRPJ, CSLL - Interest on capital - R$ 358: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

c)	Receivables - Reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 626 (R$ 903 at December 31, 2010) (Note 19a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2011	12/31/2010
Securities (basically Financial Treasury Bills)	1,512	1,516
Deposits in guarantee	3,233	3,292

In general ITAÚ UNIBANCO HOLDING litigation provisions are long term liabilities considering the time required to conclude legal cases through the court system in Brazil. Due to this fact, we note that it is difficult to make accurate estimates regarding the specific year that a legal case will be concluded, particularly in the earlier stages of a case. For this reason, the ITAÚ UNIBANCO HOLDING has not included estimates regarding future settlement date for the most significant provisions resulting from litigation.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

NOTE 32 – REGULATORY CAPITAL

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically comprises of two tiers:

•	Tier I: in general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, or

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimal capital required by the Central Bank of Brazil. During the period we complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the rules of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	12/31/2011		12/31/2010		1/1/2010
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier I	71,052	71,601	60,192	62,240	55,624	57,705
Tier II	21,564	21,565	18,652	18,652	12,837	12,837
Other deductions required by Central Bank of Brazil	(55)	(55)	(173)	(173)	(28)	(28)
Total	92,561	93,111	78,671	80,719	68,433	70,514
Requirement for Coverage of Risk Exposures:
Credit	59,189	57,629	50,979	53,442	41,734	43,949
Market	1,079	1,076	997	954	682	681
Operational	3,460	3,851	2,746	3,129	1,882	1,882
Minimum Regulatory Capital Required	63,728	62,556	54,722	57,525	44,298	46,512
Excess of Regulatory Capital over Minimum Regulatory Capital Required	28,833	30,555	23,949	23,194	24,135	24,002
Exposure Weighted by Risk	579,338	568,693	497,468	522,952	402,713	422,840
Capital to risk-weighted assets ratio - %	16.0	16.4	15.8	15.4	17.0	16.7

The funds obtained through the issue of subordinated debt securities are considered Capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,970
			100% of CDI + 0.35% to 0.45%	732
			IGPM + 7.31 to 7.35%	278
	2002	2012	102.5% of CDI	200
	2008	2013	100% of CDI + 0.5% to 0.6%	1,558
			106% to 107% of CDI	48
	2003	2013	102% of CDI	40
	2007	2014	100% of CDI + 0.35% to 0.6%	1,865
	2007	2014	IGPM 7.35%	33
	2008	2014	112% of CDI	1,000
	2008	2015	119.8% of CDI	400
	2010	2015	113% of CDI	50
	2006	2016	100% of CDI + 0.47% (*)	466
	2010	2016	110% to 114% of CDI	2,664
	2010	2016	IPCA + 7.33%	123
	2010	2017	IPCA + 7.45%	367
			TOTAL	14,793

Subordinated financial credit bills
	2010	2016	100% of CDI + 1.35% to 1.36%	365
	2010	2016	112% to 112.5% of CDI	1,873
	2010	2016	IPCA + 7%	30
	2010	2017	IPCA + 6.95% to 7.2%	206
	2011	2017	108% to 112% of CDI	3,011
	2011	2017	IPCA + 6.15% to 7.8%	343
	2011	2017	IGPM + 6.55% to 7.6%	55
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650
	2011	2018	IGPM + 7%	42
	2011	2018	IPCA + 7.53% to 7.7%	30
	2011	2019	109% of 109.7% to CDI	1
	2011	2021	109.25 of 110.5% to CDI	6
			TOTAL	9,612

Subordinated euronotes
	2010	2020	6.2%	1,731
	2010	2021	5.8%	1,694
	2011	2021	5.8%	401
	2011	2021	6.2%	765
			TOTAL	4,591

Preferred shares
	2002	2015	3.04%	1,389

(*) Subordinated CDBs may be redeemed from November 2011;

NOTE 33 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers to its customers a wide range of financial products and services.

The four operational and reporting segments of ITAÚ UNIBANCO HOLDING are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporate and Treasury, which are described below:

•	Itaú Unibanco – Commercial Bank

The Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, ITAÚ UNIBANCO HOLDING is constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding for the operations and provides significant interest and banking services income.

•	Itaú Unibanco - Itaú BBA

Itaú BBA is the segment responsible for banking operations of large companies and investment banking services. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to the corporate segment that are funds through fixed and variable income instruments. In addition, it performs activities related to mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of the strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to low income individuals. The business of vehicle financing comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals for the clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Corporate and Treasury

The Corporate and Treasury segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps, and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark-to-market of financial assets. In this segment, it is also presented the effect of non-recurring items that are not considered in the managerial statement of income.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that are measured on different bases as well as the information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are described below:

Capital allocation to each segment

The book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with surplus capital and subordinated debt being allocated to the Corporate and Treasury segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of income of unconsolidated companies which are not related to segment and non-controlling interest were allocated to the Corporate and Treasury segment.

Net interest income

ITAÚ UNIBANCO HOLDING adopts a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on the results arising from variation in exchange rates. In order to achieve this objective, it is used derivative instruments to hedge against such foreign currency risk. Hedge accounting is not applied for those derivatives, they are recorded instead at fair value with gains and losses included in income.

The hedging strategy considers all tax effects, either the ones not related to taxes or to the non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments used. When the parity of the Brazilian Real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, it is adopted a managerial statement of income to report segment information. The managerial statement of income is prepared by making reclassifications to the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and income tax and social contribution expense were reclassified for the segment information.

Additionally, the managerial financial margin includes, for each operation, allocation of its opportunity cost.

In the adjustments and reclassifications column, it is presented the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2011
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Interest margin (1)	31,584	4,896	8,356	4,801	49,601	(1,238)	48,363
Banking service fees	10,915	2,123	5,719	309	19,048	362	19,410
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,229	-	(13)	(1)	5,215	130	5,345
Other income	508	(122)	40	-	393	765	1,158
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Expenses for allowance for loan losses	(13,845)	(266)	(5,270)	(531)	(19,912)	(126)	(20,038)
Recovery of loans written-off as loss	4,346	132	1,000	10	5,488	(11)	5,477
Expenses for claims	(1,512)	-	-	-	(1,512)	1	(1,511)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Non-interest expenses (2)	(23,315)	(2,605)	(6,948)	(935)	(33,787)	(1,887)	(35,674)
Tax expenses for ISS, PIS and COFINS and Other	(2,596)	(341)	(953)	51	(3,839)	(327)	(4,166)
Share of comprehensive income of unconsolidated companies, net	(43)	6	-	447	410	(523)	(113)
Other	125	29	(10)	47	191	(191)	-
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
NET INCOME	7,563	2,565	1,444	3,069	14,641	(804)	13,837

(1) Includes net interest and similar income and expenses of R$ 41,753, dividend income of R$ 361, net gain (loss) from financial assets and liabilities of R$ 1,251 and foreign exchange results and exchange variation on transactions of R$ 4,998.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,184 and amortization expenses of R$ 984.

Total assets (1)	571,315	191,620	101,453	115,171	851,332	(33,196)	818,136
Total liabilities	542,701	181,226	91,820	90,325	777,845	(35,045)	742,800
(1) Includes:
Investments in unconsolidated companies	-	3	-	1,681	1,684	860	2,544
Fixed assets, net	4,454	366	467	-	5,287	71	5,358
Intangible assets, net	2,803	339	668	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2010
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	41,238	6,400	15,148	3,657	66,390	3,025	69,415
Interest margin (1)	27,068	4,601	9,044	3,356	44,050	1,940	45,990
Banking service fees	9,246	1,932	5,765	182	17,101	(9)	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses	4,469	-	254	(12)	4,711	212	4,923
Other income	455	(133)	85	131	528	882	1,410
Losses on loans and claims	(9,523)	186	(3,754)	(2)	(13,093)	155	(12,938)
Expenses for allowance for loan losses	(10,808)	(182)	(4,702)	(2)	(15,694)	147	(15,547)
Recovery of loans written-off as loss	2,893	368	948	-	4,209	(14)	4,195
Expenses for claims	(1,608)	-	-	-	(1,608)	22	(1,586)
Operating margin	31,715	6,586	11,394	3,655	53,297	3,180	56,477
Other operating income (expenses)	(22,927)	(2,721)	(7,826)	(860)	(34,327)	(4,120)	(38,447)
Non-interest expenses (2)	(20,827)	(2,379)	(6,857)	(1,005)	(31,062)	(3,570)	(34,632)
Tax expenses for ISS, PIS and COFINS and Other	(2,139)	(387)	(969)	(274)	(3,769)	(395)	(4,164)
Share of comprehensive income of unconsolidated companies, net	19	(6)	-	409	423	(74)	349
Other	20	51	-	10	81	(81)	-
Income before income tax and social contribution	8,788	3,865	3,568	2,795	18,970	(940)	18,030
Income tax and social contribution	(2,509)	(1,023)	(1,054)	(495)	(5,081)	(455)	(5,536)
Non-controlling interest in subsidiaries	2	-	-	(914)	(866)	80	(786)
NET INCOME	6,281	2,842	2,514	1,386	13,023	(1,315)	11,708

(1) Includes net interest and similar income and expenses of R$ 40,978. dividend income of R$ 326, net gain (loss) from financial assets and liabilities of R$ 2,862 and foreign exchange results and exchange variation on transactions of R$ 1,824.

(2) Refers to general and administrative expenses including depreciation expenses R$ 1,166 and amortization R$ 977.

Total assets (1)	532,928	209,988	92,125	66,287	751,443	(24,361)	727,082
Total liabilities	511,868	197,266	84,214	43,589	687,052	(27,522)	659,530

(1) Includes:
Investments in unconsolidated companies	-	1	-	2,058	2,059	889	2,948
Fixed assets, net	3,661	232	835	-	4,728	73	4,801
Intangible assets, net	2,321	11	602	-	2,934	-	2,934

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Information on Income from financial operation by geographical area is as follows:

	01/01 to 12/31/2011			01/01 to 12/31/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	99,083	4,879	103,962	79,236	3,594	82,830
Non-current assets	8,487	696	9,183	7,145	590	7,735

(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in the consolidation (Note 2.4a) were eliminated in the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING.

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A..

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries.

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest.

•	Investments in unconsolidated companies (Note 12) – Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, SA..

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are mainly as follows:

		ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/(LIABILITIES)			REVENUE/(EXPENSES)
	Annual Rate	12/31/2011	12/31/2010	1/1/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Interbank deposits		1,836	726	1,123	189	112
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	103.90% of CDI10.58% to 13.79% Pre-fixed average 12.00% Pre-fixed	619	427	338	56	35
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	103.90 of CDI 10.81% to 13.25% Pre-fixed average 11.94% Pre-fixed	236	282	212	31	18
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	103.90 of CDI 11.63% to 12.11% Pre-fixed average 11.92% Pre-fixed	981	-	573	102	59
Other		-	17	-	-	-
Deposits		(77)	(93)	(59)	-	(16)
Duratex S.A.		(2)	(46)	(18)	-	-
Elekeiroz S.A.		-	(31)	-	-	-
Itautec S.A.		-	(8)	-	-	-
Porto Seguro S.A.		-	(2)	-	-	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		(57)	-	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		(18)	-	-	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil		-	(5)	-	-	-
ITH Zux Cayman Company Ltd.		-	-	(41)	-	-
Other		-	(1)	-	-	-
Securities sold under repurchase agreements		(100)	(104)	(109)	(21)	(18)
Maxfácil Participações S.A.	100% to the SELIC	(64)	-	-	(7)	-
Itaúsa Empreendimentos S.A.		-	(52)	(48)	-	-
Duratex S.A.		-	(8)	(19)	(4)	(2)
Elekeiroz S.A.		-	-	(10)	(3)	(2)
Itautec S.A.		-	(18)	-	-	-
FIC Promotora de Venda Ltda.	100% to the SELIC	(6)	(6)	(4)	(1)	-
Facilita Promotora S.A.	100% to the SELIC	(7)	-	(4)	(1)	-
Olimpia Promoção e Serviços S.A.	100% to the SELIC	(2)	(9)	(13)	-	-
Banco Investcred Unibanco S.A.	10,90%Pre-fixed	(14)	(9)	(2)	(1)	(1)
Other	10,90%Pre-fixed	(7)	(2)	(9)	(4)	(13)
Amounts receivable from (payable to) related companies		(98)	(79)	(65)	-	-
Itaúsa Investimentos S.A.		-	-	(73)	-	-
Porto Seguro S.A.		11	39	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	6	2	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		(1)	(1)	(2)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		(1)	(25)	2	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(9)	-	-	-	-
Fundação Bemgeprev		(3)	(13)	-	-	-
UBB Prev Previdência Complementar		(19)	(17)	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(76)	(79)	-	-	-
Other		-	11	6	-	-
Banking service fees (expenses)		-	-	-	(16)	4
Fundação Itaubanco		-	-	-	21	10
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	5	3
Itaúsa Investimentos S.A.		-	-	-	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	-	-	(20)	2
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	-	-	(2)	-
Porto Seguro S.A.		-	-	-	(26)	(18)
UBB Prev Previdência Complementar		-	-	-	1	3
Other		-	-	-	4	3
Rental revenues (expenses)		-	-	-	(37)	(29)
Itaúsa Investimentos S.A.		-	-	-	-	(1)
Fundação Itaubanco		-	-	-	(27)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	(10)	(8)
Paraná Companhia de Seguros		-	-	-	-	(4)
Other		-	-	-	-	(1)
Donation expenses		-	-	-	(57)	(45)
Instituto Itaú Cultural		-	-	-	(56)	(44)
Other		-	-	-	(1)	(1)
Data processing expenses		-	-	-	(315)	(296)
Itautec S.A.		-	-	-	(315)	(296)
Other revenues		-	-	-	48	-
Itaúsa		-	-	-	48	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 8 (R$ 17 from 01/01 to 12/31/2010) due to of the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans and leases to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the institution directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans and leases were granted to any subsidiary, executive officer, director or their family members.

ITAÚ UNIBANCO HOLDING has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and healthcare areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. ITAÚ UNIBANCO HOLDING is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2011	01/01 to 12/31/2010
Compensation	271	294
Board of Directors	5	3
Executives	266	291
Profit sharing	192	261
Board of Directors	1	2
Executives	191	259
Contributions to pension plans	5	8
Board of Directors	-	1
Executives	5	7
Stock option plan – Management members	150	128
Total	618	691

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk is defined as the possibility of incurring financial losses in connection with: (i) the breach by the borrower or counterparty of their respective financial obligations under agreed conditions, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

ITAÚ UNIBANCO HOLDING manages credit risk with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to each market segment in which it operates. The strategy is aimed at creating value for stockholders greater than the minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return rates, the quality of the portfolio and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and optimization of business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and interbank deposits

ITAÚ UNIBANCO HOLDING takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Strong, Satisfactory, Higher Risk, Impairment) of the Group and the probability of default associated with each of these levels.

Internal Rating	PD
Strong	Lower than 4.44%

Satisfactory	From 4.44% up to 25.95%

Higher Risk	Higher than 25.95%

Impairment	Corporate operations with PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and medium businesses), the rating is assigned based on statistical models of credit and behavior scoring in line with the Basel Committee requirements. Occasionally, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government securities and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

Itaú Unibanco Holding maintains control of credit risk on a centralized basis, whereas credit risk is managed on a decentralized basis by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for controlling credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, segment, product and other variables that it deems relevant.

This process aims at aligning the strategies established by the organization considering changes in the credit scenario.

The decentralized management of portfólios, focused on management, is performed by all credit áreas of the business units, which assess the portfólios on a detailed level.

The group strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, the loan contracts include provisions in certain circumstances such as right to demand early payment or requirement of additional collateral.

3.	Collaterals and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to enhance the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool, and for this reason, they are only accepted when they meet the criteria established by the Group.

ITAÚ UNIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of loans available. The maximum exposure, considering the total utilization of the limits, is shown in the table below. The limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the recognition of the allowance for loan losses

The policies for recognition of the allowance for loan losses adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized as from moment when there are indications of the impairment of the portfolio and take into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	12/31/2011			12/31/2010			1/1/2010
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	9,820	18,001	27,821	4,684	10,151	14,835	1,361	16,438	17,799
Securities purchased under agreements to resell	91,643	605	92,248	87,396	1,286	88,682	135,026	794	135,820
Financial assets held for trading	116,615	5,274	121,889	101,815	13,682	115,497	51,124	4,428	55,552
Financial assets designated at fair value through profit or loss	-	186	186	-	306	306	-	373	373
Derivatives	5,864	2,890	8,754	5,571	2,206	7,777	4,560	1,029	5,589
Available-for-sale financial assets	7,323	40,187	47,510	19,602	24,937	44,539	23,407	17,895	41,302
Held-to-maturity financial assets	2,500	605	3,105	2,478	692	3,170	1,643	786	2,429
Loan operations and lease operations	251,034	71,357	322,391	220,835	54,008	274,843	187,032	37,136	224,168
Off balance sheet	254,711	14,830	269,541	214,962	7,074	222,036	186,710	4,273	190,983
Endorsements and sureties	48,908	2,622	51,530	36,510	1,864	38,374	31,055	1,376	32,431
Letters of credit	11,172	-	11,172	8,628	-	8,628	5,704	-	5,704
Commitments to be released	194,631	12,208	206,839	169,824	5,210	175,034	149,951	2,897	152,848
Mortgage loans	14,308	-	14,308	9,064	-	9,064	6,291	-	6,291
Overdraft accounts	91,904	-	91,904	82,299	-	82,299	54,744	-	54,744
Credit cards	83,767	489	84,256	72,034	522	72,556	68,891	506	69,397
Other pre-approved limits	4,652	11,719	16,371	6,427	4,688	11,115	20,025	2,391	22,416
Total	739,510	153,935	893,445	657,343	114,342	771,685	590,863	83,152	674,015

The table presents the maximum exposure at December 31, 2011 and 2010, without considering any collateral received or other additional credits improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pré-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments..

The maximum exposure to the quality of the financial assets presented highlights that:

•	78% of total loan operations and other financial assets exposure (Tables 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating, further more.

•	only 7.3% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired.

•	5.4% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations

	12/31/2011%		12/31/2010%		1/1/2010%
Public sector	1,990	0.57%	1,138	0.39%	1,620	0.66%
Industry and commerce	99,859	28.85%	84,997	28.82%	67,902	27.78%
Services	70,642	20.40%	60,295	20.45%	48,657	19.91%
Primary sector	16,109	4.65%	13,933	4.73%	13,299	5.44%
Individuals	156,167	45.10%	132,289	44.86%	111,657	45.69%
Other sectors	1,497	0.43%	2,185	0.75%	1,278	0.52%
Total	346,264	100.00%	294,837	100.00%	244,413	100.00%

b)	Other financial assets (*)

	12/31/2011%		12/31/2010%		1/1/2010%
Primary sector	1,029	0.34%	581	0.21%	1,572	0.61%
Public sector	88,174	29.26%	85,364	31.07%	52,709	20.37%
Industry and commerce	5,381	1.78%	5,614	2.04%	2,932	1.13%
Services	72,281	23.97%	72,491	26.38%	44,872	17.33%
Other sectors	14,574	4.83%	7,218	2.63%	3,130	1.21%
Individuals	5	0.00%	21	0.01%	30	0.01%
Financial	120,069	39.82%	103,517	37.66%	153,619	59.34%
Total	301,513	100.00%	274,806	100.00%	258,864	100.00%

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of "off balance sheet" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans considering: loans neither overdue nor impaired and loans overdue not impaired and loans impaired:

	12/31/2011				12/31/2010				01/01/2010
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans
Lower Risk	221,315	5,800	-	227,115	195,988	4,346	-	200,334	142,004	9,763	-	151,767
Satisfactory	63,763	10,921	-	74,684	52,561	8,053	-	60,614	57,677	3,580	-	61,257
Higher Risk	16,910	8,703	-	25,613	13,663	6,348	-	20,011	12,259	5,103	-	17,362
Impairment	-	-	18,852	18,852	-	-	13,878	13,878	-	-	14,027	14,027
Total	301,988	25,424	18,852	346,264	262,212	18,747	13,878	294,837	211,940	18,446	14,027	244,413
%	87.3%	7.3%	5.4%	100.0%	88.9%	6.4%	4.7%	100%	86.8%	7.5%	5.7%	100%

The following table shows the breakdown of loans by portfolios of segments and classes, based on indicators of credit quality:

	12/31/2011					12/31/2010					01/01/2010
	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL
Individuals	73,354	49,320	14,467	10,986	148,127	65,564	41,080	10,057	8,086	124,787	58,831	26,924	12,750	8,527	107,032
Credit cards	19,332	13,061	3,485	3,083	38,961	15,538	12,142	2,950	2,411	33,041	12,627	10,571	2,104	2,446	27,748
Personal	7,765	15,985	8,048	3,455	35,253	10,129	7,001	4,203	2,195	23,528	6,593	7,018	4,890	2,686	21,187
Vehicles	33,934	19,357	2,843	4,329	60,463	32,321	21,666	2,849	3,315	60,151	37,011	7,493	5,139	3,206	52,849
Mortgage loans	12,323	917	91	119	13,450	7,576	271	55	165	8,067	2,600	1,842	617	189	5,248

Corporate	88,353	3,500	343	1,033	93,229	73,051	2,505	143	884	76,583	47,484	2,084	229	631	50,428

Small and Medium Businesses	51,548	17,444	9,887	6,770	85,649	48,254	17,029	9,811	4,856	79,950	38,565	28,947	3,616	4,796	75,924

Foreign Loans and Latin America	13,860	4,420	916	63	19,259	13,465	-	-	52	13,517	6,887	3,302	767	73	11,029
Total	227,115	74,684	25,613	18,852	346,264	200,334	60,614	20,011	13,878	294,837	151,767	61,257	17,362	14,027	244,413
%	65.6%	21.6%	7.4%	5.4%	100.0%	67.9%	20.6%	6.8%	4.7%	100.0%	62.1%	25.1%	7.1%	5.7%	100.0%

The following table shows the breakdown of loans neither overdue nor impaired, by portfolios of segments and classes, based on indicators of credit quality:

	12/31/2011				12/31/2010				01/01/2010
	Lower Risk	Satisfactory	Higher Risk	Total	Lower Risk	Satisfactory	Higher Risk	Total	Lower Risk	Satisfactory	Higher Risk	Total
I – Individually-evaluated

Corporate	86,992	3,423	314	90,729	72,602	2,499	134	75,235	47,017	1,998	200	49,215

II – Collectively-evaluated

Individuals	70,501	40,321	8,952	119,774	62,956	33,892	6,256	103,104	51,361	25,400	8,826	85,587
Credit card	19,245	12,580	2,503	34,328	15,447	11,571	2,083	29,101	11,971	10,049	1,600	23,620
Personal loans	7,648	14,893	5,870	28,411	9,816	6,447	3,178	19,441	6,076	6,808	3,793	16,677
Vehicles	31,516	12,248	565	44,329	30,327	15,752	976	47,055	30,793	6,857	2,992	40,642
Mortgage loans	12,092	600	14	12,706	7,366	122	19	7,507	2,521	1,686	441	4,648

Small and medium businesses	50,774	15,899	6,828	73,501	47,789	16,170	7,273	71,232	37,241	27,214	2,663	67,118

Foreign loans and Latin America	13,048	4,120	816	17,984	12,641	-	-	12,641	6,385	3,065	570	10,020

Total	221,315	63,763	16,910	301,988	195,988	52,561	13,663	262,212	142,004	57,677	12,259	211,940

6.1.1 Loan operations overdue not impaired, by portfolios of segments and classes, are classified by maturity as follows:

	12/31/2011				12/31/2010				01/01/2010
	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	11,764	4,112	1,491	17,367	9,234	3,280	1,091	13,605	8,576	3,129	1,215	12,920
Credit cards	805	344	401	1,550	871	352	306	1,529	1,013	346	323	1,682
Personal	2,056	871	460	3,387	1,227	507	202	1,936	1,194	465	218	1,877
Vehicles	8,456	2,760	589	11,805	6,851	2,331	564	9,746	6,106	2,203	640	8,949
Mortgage loans	447	137	41	625	285	90	19	394	263	115	34	412

Corporate	1,232	185	51	1,468	367	55	42	464	281	140	161	582

Small and Medium Businesses	3,433	1,349	596	5,378	2,275	1,114	473	3,862	2,763	846	399	4,008

Foreign Loans and Latin America	1,144	41	26	1,211	771	31	14	816	824	80	32	936
Total	17,573	5,687	2,164	25,424	12,647	4,480	1,620	18,747	12,444	4,195	1,807	18,446

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	12/31/2011
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	120,069	111,938	186	4,750	26,849	3,101	266,893
Satisfactory	-	9,197	-	3,742	20,580	4	33,523
Higher Risk	-	754	-	262	81	-	1,097
Total	120,069	121,889	186	8,754	47,510	3,105	301,513
%	39.8%	40.4%	0.1%	2.9%	15.8%	1.0%	100.0%

	12/31/2010
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	103,517	107,798	306	5,140	22,055	3,163	241,979
Satisfactory	-	7,564	-	2,577	22,428	7	32,576
Higher Risk	-	135	-	60	56	-	251
Total	103,517	115,497	306	7,777	44,539	3,170	274,806
%	37.7%	42.0%	0.1%	2.8%	16.2%	1.2%	100.0%

	01/01/2010
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	153,619	27,565	373	377	23,439	2,358	207,731
Satisfactory	-	24,319	-	5,212	17,710	71	47,312
Higher Risk	-	3,668	-	-	153	-	3,821
Total	153,619	55,552	373	5,589	41,302	2,429	258,864
%	59.3%	21.5%	0.1%	2.2%	16.0%	0.9%	100.0%

6.1.3 Collateral held for loan and lease operations

	12/31/2011				12/31/2010				1/1/2010
Financial effect of collateral	(I) Over-collateralised assets		(II) Under-collateralised assets		(I) Over-collateralised assets		(II) Under-collateralised assets		(I) Over-collateralised assets		(II) Under-collateralised assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Loans to individuals	75,802	152,646	30	19	70,111	98,605	12	10	54,425	67,384	2	1
Personal Loans	1,136	2,735	25	15	85	303	12	10	258	568	2	1
Vehicles	61,274	88,881	5	4	62,910	79,866	-	-	50,152	56,268	-	-
Mortgage Loans	13,392	61,030	-	-	7,116	18,436	-	-	4,015	10,548	-	-

Companies	146,817	269,179	30,373	12,504	120,279	246,473	6,774	5,018	108,538	232,544	5,819	3,011

Argentina/Chile/Uruguay/Paraguay	-	-	19,259	13,497	-	-	13,509	12,479	-	-	11,015	8,523

Total of collateral and loans and lease operations	222,619	421,825	49,662	26,020	190,390	345,078	20,295	17,507	162,963	299,928	16,836	11,535

The difference between the total loan portfolio and the collateralized loan portfolio is generated by noncollateralized loans amounting to R$ 73,983 as of 12/31/2011 (R$ 84,152 as of 12/31/2010 and R$ 64,614 as of 01/01/2010).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk, manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recuperability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Loans to individuals

Personal Loans - This category of credit products usually requires collaterals, focusing on endorsements and sureties.

Vehicles - For this type of operation clientes assets server as collateral, which is also the leased assets in leasing operations.

Mortgage Loans - Buildings themselves are given in guarantee.

Companies - For those operations it can be used any collateral within the credit policy of ITAÚ UNIBANCO HOLDING (Chattel Mortgage, Assignment Trust, Surety/debtor outreach, Mortgage and others).

Argentina/Chile/Uruguay/Paraguay - For those operations it can be used any collateral within the credit policy of ITAÚ UNIBANCO HOLDING (Chattel Mortgage, Assignment Trust, Surety/debtor outresch, Mortgage and others).

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 14,570 (R$ 9,032 at December 31, 2010 and R$ 7,669 at January 1, 2010).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the periods January 1 to December 31, 2011 and 2010.

	01/01 to 12/31/2011	01/01 to 12/31/2010
Real estate not for own use	8	3
Residential properties – mortgage loans	34	21
Vehicles – linked to loan operations	4	68
Other (vehicles/real estate/equipment) – payment in kind	1	2
Total	47	94

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share and commodity prices.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio through adequate limit structure, models and management tools.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial requirements.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, its market risk management policy is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The guidelines set forth by the internal policy on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The strategy of ITAÚ UNIBANCO HOLDING is based on the comprehensive and complementary use of methods, as well as quantitative tools to estimate, monitor and manage risks, based on the best market practices.

In this context, the risk management strategy of ITAÚ UNIBANCO HOLDING aims at achieving a balance between business objectives, considering the following:

•	Political, economic and market context.
•	Market risk portfolio of the institution.
•	Expertise to operate in specific markets.

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment and reporting activities through control units operating in the different legal entities OF ITAÚ UNIBANCO HOLDING. Moreover, it also carries out the consolidated monitoring, assessment and reporting of market risk information, including possible exceeding risk limits, by reporting any such event to the business unit in charge and following up the actions required for adjusting the position and/or risk level. For that purpose, the bank has a structured reporting and information process, with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agencies.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complying with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

According to the criteria for classification of operations provided for in BACEN Resolution No. 3,464 of June 26, 2007, and Circular No. 3,354, of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are segmented into Trading and Banking portfolios. Market risk measurement is performed observing this segmentation.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitrage activities.

The banking portfolio consists of all transactions not classified in the trading book. These are transactions not intended for trading in the short term and their respective hedges, as well as transactions entered into for the active management of financial risks that may or may not be carried out with derivatives.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designated for as hedge accounting, specific supporting documentation is prepared, including the continuous review of the hedge effectiveness and other changes in the accounting process (retrospective and prospective) and other changes in the accounting process, as defined by ITAÚ UNIBANCO HOLDING internal policies.

The exposures to market risks of products, including derivatives, are broken down into risk factors. A risk factor refers to a market benchmark whose change results in an impact on income, and the main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:
-	Fixed rates in Brazilian reais.
-	Rates of interest rate coupon.
•	Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate.
•	Foreign exchange: risk of losses on positions in foreign currency in operations subject to foreign exchange variation.
•	Price indices: risk of financial losses on operations subject to changes in price index coupon rates.
•	Shares: risk of loss on transactions subject to changes in share prices.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk, to the monitoring of granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

In this last quarter, ITAÚ UNIBANCO HOLDING improved its structure to control market risk limits, by making it more detailed and aligned with the business structure, segregating metrics into risk factors groups, according to the business areas. This new limit control structure aims at:

•	providing more assurance to all executive levels that the assumption of market risks is in line with the bank’s and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development.
•	increasing transparency on the way the business seeks the optimization of results.
•	providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes.
•	avoiding risk concentration.

In this control structure, the limits, now even more detailed, are monitored and the limit reached warning trigger decision-making discussions on positions.

Market risk is analyzed based on the following metrics:

•	Statistical value at risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence level; Aplied to the risk factors group.
•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based in prospective scenarios) in the portfolio.
•	Stop loss alert: effective losses added to the potential maximum loss in optimistic and pessimistic scenarios.
•	Unrealized result analysis (RaR): assessment of the difference between the accrued interest amount and the fair value, in normal and stress scenarios, reflecting the accounting asymmetries. It is the risk measure used to evaluate the banking portfolio risk at management level.
•	Earnings at Risk (EaR): a measure quantifying the impact on earnings in the balance sheet in adverse situations of changes in interest rates.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates.
•	Sensitivity (DV01- Discount Value): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates; Applied to the risk factors group.
•	Sensitivity to the Several Risk Factors (Gregas) – partial derivatives of an options portfolio in relation to the underlying asset price, implicit volatility, interest rate and timing.
•	Stop loss: the maximum loss that transactions classified in the trading book may reach.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that give greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, as of its foreign subsidiaries (Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A. and Banco Itaú Paraguay S.A.); by showing where the largest concentrations of market risk are found.

The consolidated ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In this period, the average global VaR was R$ 142.0 million or 0.19% of total stockholders’ equity (throughout 2010 it was R$ 109,4 million or 0.16%).

(in R$ million)
VaR Global (*)
	Average	Minimum(**)	Maximum(**)	12/31/2011	Average	Minimum(**)	Maximum(**)	12/31/2010	1/1/2010

Risk factor group
Interest rate	105.3	27.0	229.2	114.8	109.5	47.3	207.8	123.7	86.4
Foreign exchange linked interest rate	29.5	12.6	59.0	23.6	18.4	3.7	50.8	17.3	13.5
Foreign exchange	38.1	14.2	69.2	29.0	31.8	3.3	98.1	33.9	20.5
Prices index linked interest rate	17.7	2.5	41.6	21.1	17.1	6.4	30.0	18.6	16.2
Equities	13.4	3.7	26.1	4.4	15.1	5.1	27.7	14.4	7.4

Foreign units
Itaú BBA International	2.9	0.4	6.5	1.5	1.3	0.5	3.4	0.6	1.7
Itaú Argentina	4.0	1.6	9.4	3.7	1.0	0.4	2.3	1.6	1.4
Itaú Chile	5.3	1.9	10.3	5.3	5.1	2.6	9.4	3.3	0.8
Itaú Uruguay	0.5	0.2	1.1	0.7	0.4	0.2	0.8	0.2	0.3
Itaú Paraguay	0.6	0.2	1.7	0.2	0.6	0.2	1.6	0.9	-

Effect of diversification				(53.4)				(82.8)	(61.1)
Risk Global	142.0	74.0	278.5	150.9	109.4	61.6	181.8	131.9	87.2

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interst rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatchings between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period

Position of accounts subject to interest rate risk (1)

	12/31/2011						12/31/2010						1/1/2010
	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total
Interest-bearing assets	236,921	142,241	90,272	164,644	111,752	745,830	222,161	145,250	69,989	151,046	66,973	655,419	185,406	110,533	62,486	116,286	42,435	517,146
Interbank deposits	18,911	3,226	3,247	2,122	315	27,821	8,209	2,954	3,153	518	1	14,835	8,836	4,020	4,406	528	9	17,799
Securities purchased under agreements to resell	50,131	40,462	1,655	-	-	92,248	47,929	32,267	1,898	5,165	1,423	88,682	102,959	20,125	1,143	5,350	6,243	135,820
Central Bank compulsory deposits	98,053	-	-	-	-	98,053	85,776	-	-	-	-	85,776	13,869	-	-	-	-	13,869
Financial assets held for trading	7,188	3,369	27,149	49,914	34,269	121,889	28,366	19,403	10,936	29,507	27,285	115,497	9,284	8,136	8,527	17,314	12,291	55,552
Financial assets held for trading and designated at fair value through profit or loss	186	-	-	-	-	186	306	-	-	-	-	306	373	-	-	-	-	373
Available-for-sale financial assets	6,139	3,997	3,768	13,221	20,385	47,510	6,809	8,098	4,659	8,249	16,724	44,539	8,756	6,727	5,529	10,058	10,232	41,302
Held-to-maturity financial assets	87	-	33	190	2,795	3,105	4	144	136	295	2,591	3,170	5	11	25	414	1,974	2,429
Derivatives	2,277	2,199	1,473	1,531	1,274	8,754	1,142	2,602	1,315	1,212	1,506	7,777	1,382	1,270	842	1,469	626	5,589
Loan and lease operations	53,949	88,988	52,947	97,666	52,714	346,264	43,620	79,782	47,892	106,100	17,443	294,837	39,942	70,244	42,014	81,153	11,060	244,413
Interest-bearing liabilities	167,707	69,188	47,978	167,503	104,446	556,822	172,825	58,287	49,042	135,939	77,436	493,529	136,355	48,951	30,153	107,801	57,981	381,241
Savings deposits	67,170	-	-	-	-	67,170	57,900	-	-	-	-	57,900	48,222	-	-	-	-	48,222
Time deposits	30,918	19,167	11,475	41,702	41,207	144,469	15,332	16,714	21,476	33,002	29,892	116,416	16,332	15,437	14,175	43,817	24,863	114,624
Interbank deposits	665	683	445	242	30	2,065	348	836	505	203	37	1,929	570	730	543	84	65	1,992
Investment deposits	-	-	-	-	-	-	906	-	-	-	-	906	997	-	-	-	-	997
Deposits received under securities repurchase agreements	55,866	11,403	11,139	83,623	23,382	185,413	89,010	21,369	12,067	60,200	17,011	199,657	64,843	16,128	7,449	30,272	13,253	131,945
Interbank market	5,904	24,588	16,773	30,133	13,100	90,498	4,905	16,209	11,438	20,897	9,150	62,599	4,120	12,160	6,361	15,546	6,488	44,675
Institutional market	2,772	11,248	5,881	9,565	25,341	54,807	658	1,419	1,857	20,261	20,318	44,513	192	718	654	16,547	12,419	30,530
Derivatives	1,526	1,245	1,364	1,541	1,071	6,747	1,113	1,423	1,408	1,090	637	5,671	1,077	1,409	850	1,477	519	5,332
Financial liabilities held for trading	48	854	901	697	315	2,815	50	317	291	286	391	1,335	2	108	121	58	374	663
Liabilities for capitalization plans	2,838	-	-	-	-	2,838	2,603	-	-	-	-	2,603	-	2,261	-	-	-	2,261
Difference asset/ liability (2)	69,214	73,053	42,294	(2,859)	7,306	189,008	49,336	86,963	20,947	15,107	(10,463)	161,890	49,051	61,582	32,333	8,485	(15,546)	135,905
Cumulative difference	69,214	142,267	184,561	181,702	189,008		49,336	136,299	157,246	172,353	161,890		49,051	110,633	142,966	151,451	135,905
Ratio of cumulative difference to total interest-bearing assets	9.3%	19.1%	24.7%	24.4%	25.3%		7.5%	20.8%	24.0%	26.3%	24.7%		9.5%	21.4%	27.6%	29.3%	26.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective base date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	12/31/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	2,560	323	64	2,221	5,168
Central Bank compulsory deposits	-	13	-	2,098	2,111
Interbank deposits	15,681	1,274	2	1,044	18,001
Securities purchased under agreements to resell	478	-	-	127	605
Held-for-trading financial assets	4,327	643	-	304	5,274
Financial assets designated at fair value through profit or loss	-	186	-	-	186
Derivatives	2,018	614	-	258	2,890
Available-for-sale financial assets	37,880	98	-	2,209	40,187
Held-to-maturity financial assets	605	-	-	-	605
Loan operations, net	40,494	5,338	2,832	22,693	71,357
TOTAL ASSETS	104,043	8,489	2,898	30,954	146,384

	12/31/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,830	2,390	409	19,438	59,067
Deposits received under securities repurchase agreements	7,228	-	-	176	7,404
Financial liabilities held for trading	-	2,815	-	-	2,815
Derivatives	1,684	537	-	137	2,358
Interbank market debts	28,022	643	2	2,015	30,682
Institutional market debts	47,643	3,530	-	1,230	52,403
TOTAL LIABILITIES	121,407	9,915	411	22,996	154,729

NET POSITION	(17,364)	(1,426)	2,487	7,958	(8,345)

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2010
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	3,433	124	130	1,154	4,841
Central Bank compulsory deposits	-	8	-	898	906
Interbank deposits	6,726	2,724	-	701	10,151
Securities purchased under agreements to resell	1,177	-	-	109	1,286
Held-for-trading financial assets	12,447	694	-	541	13,682
Financial assets designated at fair value through profit or loss	-	306	-	-	306
Derivatives	1,974	111	-	121	2,206
Available-for-sale financial assets	22,320	47	-	2,570	24,937
Held-to-maturity financial assets	692	-	-	-	692
Loan operations, net	30,558	4,158	2,511	16,781	54,008
TOTAL ASSETS	79,327	8,172	2,641	22,875	113,015

	12/31/2010
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	21,603	1,435	274	13,822	37,134
Deposits received under securities repurchase agreements	15,327	-	-	259	15,586
Financial liabilities held for trading	-	1,335	-	-	1,335
Derivatives	1,684	119	-	130	1,933
Interbank market debts	25,013	712	1	1,360	27,086
Institutional market debts	27,355	1,333	-	932	29,620
TOTAL LIABILITIES	90,982	4,934	275	16,503	112,694

NET POSITION	(11,655)	3,238	2,366	6,372	321

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	01/01/2010
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	4,993	120	90	980	6,183
Central Bank compulsory deposits	32	81	-	1,195	1,308
Interbank deposits	13,183	2,585	2	668	16,438
Securities purchased under agreements to resell	657	-	-	137	794
Held-for-trading financial assets	3,441	686	-	301	4,428
Financial assets designated at fair value through profit or loss	4	360	-	9	373
Derivatives	762	109	-	158	1,029
Available-for-sale financial assets	15,113	361	-	2,421	17,895
Held-to-maturity financial assets	786	-	-	-	786
Loan operations, net	18,670	4,229	33	14,204	37,136
TOTAL ASSETS	57,641	8,531	125	20,073	86,370

	01/01/2010
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	17,732	2,154	216	11,995	32,097
Deposits received under securities repurchase agreements	1,232	-	-	343	1,575
Financial liabilities held for trading	-	-	-	-	-
Derivatives	809	137	-	150	1,096
Interbank market debts	17,982	859	-	1,272	20,113
Institutional market debts	16,140	1,226	-	136	17,502
TOTAL LIABILITIES	53,895	4,376	216	13,896	72,383

NET POSITION	3,746	4,155	(91)	6,177	13,987

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and the respective rights and obligations.

Policies and procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations as they fall due.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed as necessary, considering the cash requirements, due to atypical market situations or arising from strategic decisions.

In compliance with the requirements of BACEN Resolution 2,804/00 and Circular 3,393/08 of the Central Bank of Brazil, a Statement of Liquidity Risk is sent monthly to the Central Bank, and periodically the following items are sent to top management for monitoring and support to the decision-making process:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 448.1 billion reais in 2011, particularly funding from time deposits. A considerable portion of these funds – 30.2% of total, or R$ 135.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2011			12/31/2010			1/1/2010
Funding from clients	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	127,686	242,638		100,018	202,688		91,011	190,773
Demand deposits	28,933	28,933	6.5	25,537	25,537	7.0	24,837	24,837	8.4
Savings deposits	67,170	67,170	15.0	57,899	57,899	16.0	48,222	48,222	16.3
Time deposits	30,917	144,469	32.2	15,333	116,417	32.1	16,374	114,671	38.7
Other	666	2,066	0.5	1,249	2,835	0.8	1,578	3,043	1.0
Funds from acceptances and issuance of securities (1)	4,862	51,557	11.5	3,408	25,592	6.7	2,303	17,320	5.8
Funds from own issue (2)	2,913	114,155	25.5	3,983	101,284	27.9	4,170	65,457	22.1
Subordinated debt	60	39,715	8.9	28	34,488	9.5	13	22,726	7.7
Total	135,521	448,065		107,437	364,052		97,497	296,275

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for Issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During 2011, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, funded positions of securities purchased under agreements to resell and government securities available) totaled R$ 80.8 billion and accounted for 59.6% of the short-term redeemable obligations, 18.0% of total funding, and 15.4% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity Indicators	%
Net assets / funds within 30 days	59.6
Net assets / total funds	18.0
Net assets / total assets	15.4

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

R$ Million

Undiscounted future flows except for derivatives	12/31/2011					12/31/2010					01/01/2010
ASSETS (1)	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total
Cash and deposits on demand	10,633	-	-	-	10,633	10,097	-	-	-	10,097	10,594	-	-	-	10,594

Interbank investments	68,277	36,721	2,295	287	107,580	50,739	24,031	469	172	75,411	110,149	17,079	487	213	127,928
Securities purchased under agreements to resell - Funded position (2)	25,438	-	-	-	25,438	24,773	-	-	-	24,773	52,577	-	-	-	52,577
Securities purchased under agreements to resell - Financed position	23,948	29,706	-	-	53,654	17,764	17,617	-	-	35,381	48,988	8,312	-	-	57,300
Interbank deposits	18,891	7,015	2,295	287	28,488	8,202	6,414	469	172	15,257	8,584	8,767	487	213	18,051

Securities	50,127	5,368	3,979	54,096	113,570	50,962	25,808	5,130	58,920	140,820	29,065	6,766	3,912	15,715	55,458
Government securities - available	44,741	-	-	-	44,741	23,473	-	-	-	23,473	17,177	-	-	-	17,177
Government securities - subject to repurchase commitments	686	1,779	916	23,210	26,591	21,488	19,063	3,694	38,588	82,833	5,604	855	1,220	2,218	9,897
Private securities - available	4,693	3,299	2,332	28,648	38,972	5,954	6,193	1,411	17,748	31,306	6,254	5,681	2,458	13,222	27,615
Private securities - Subject to repurchase commitments	7	290	731	2,238	3,266	47	552	25	2,584	3,208	30	230	234	275	769

Derivative financial instruments	2,277	3,672	960	1,845	8,754	1,145	3,914	753	1,965	7,777	1,383	2,112	1,124	970	5,589

Loan and lease operations (3)	48,966	133,015	78,609	110,750	371,340	41,720	116,494	62,832	99,394	320,440	39,587	102,113	46,525	74,703	262,928

	180,280	178,776	85,843	166,978	611,877	154,663	170,247	69,184	160,451	554,545	190,778	128,070	52,048	91,601	462,497

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,053 (R$ 85,776 at December 31, 2010 and R$ 27,087 at January 1, 2010), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 29.

(2) Net of R$ 7,227 (R$ 8,670 at 12/31/2010 and R$ 9,288 at 01/01/2010) which securities are restricted to guarantee transactions at BM&FBovespa S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants R$25,749 (R$18,758 at 12/31/2010 and R$14,714 at 01/01/2010).

R$ Million

Undiscounted future flows except for derivatives	12/31/2011					12/31/2010					1/1/2010
LIABILITIES	0 - 30 days	31- 365 days	365- 720 days	Over 720 days	Total	0-30 days	31-365 days	365- 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	365- 720 days	Over 720 days	Total

Deposits	122,173	38,410	33,101	67,913	261,597	100,235	43,094	18,217	63,733	225,279	91,067	30,240	32,072	52,393	205,772
Demand deposits	28,933	-	-	-	28,933	25,537	-	-	-	25,537	24,837	-	-	-	24,837
Savings deposits	67,170	-	-	-	67,170	57,899	-	-	-	57,899	48,222	-	-	-	48,222
Time deposit	25,423	37,239	32,903	67,806	163,371	15,531	41,687	18,159	63,534	138,911	16,429	28,863	31,989	52,255	129,536
Interbank deposit	647	1,171	198	107	2,123	362	1,407	58	199	2,026	582	1,377	83	138	2,180
Other deposits	-	-	-	-	-	906	-	-	-	906	997	-	-	-	997

Compulsory Deposits	(39,562)	(15,790)	(13,951)	(28,750)	(98,053)	(31,547)	(18,323)	(7,981)	(27,925)	(85,776)	(19,331)	(1,979)	(2,194)	(3,583)	(27,087)
Demand deposits	(9,939)	-	-	-	(9,939)	(8,210)	-	-	-	(8,210)	(5,679)	-	-	-	(5,679)
Savings deposits	(18,843)	-	-	-	(18,843)	(16,511)	-	-	-	(16,511)	(12,525)	-	-	-	(12,525)
Time deposit	(10,780)	(15,790)	(13,951)	(28,750)	(69,271)	(6,826)	(18,323)	(7,981)	(27,925)	(61,055)	(1,127)	(1,979)	(2,194)	(3,583)	(8,883)

Securities sold under repurchase agreements (1)	56,618	24,205	45,139	91,587	217,549	89,375	35,558	27,096	62,490	214,519	65,036	24,671	47,564	4,325	141,596

Funds from acceptances and issuance of securities (2)	4,365	25,714	12,998	13,274	56,351	3,455	11,825	5,854	6,224	27,358	2,319	8,276	3,833	3,560	17,988

Borrowings and onlending (3)	3,339	25,276	10,617	24,484	63,716	2,372	19,742	17,343	16,935	56,392	2,059	12,592	15,516	11,171	41,338

Subordinated debt (4)	69	11,338	3,174	40,941	55,522	28	2,039	14,801	29,396	46,264	13	941	1,234	27,770	29,958

Derivative financial instruments	1,526	2,609	885	1,727	6,747	1,113	2,831	743	984	5,671	1,077	2,259	1,096	900	5,332

	148,528	111,762	91,963	211,176	563,429	165,031	96,766	76,073	151,837	489,707	142,240	77,000	99,121	96,536	414,897

(1) Includes Own and Third Parties’ Portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for Issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from Interbank Markets.

(4) Recorded in funds from Institutional Markets.

The above table does not include the financial effect on liquidity of endorsements, sureties and other loans commitments because these have a 0,03% probability of materialization, in accordance with historical data. For the notional amounts we refer to Note 35.5.

NOTE 36 – TRANSACTION WITH CARREFOUR

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into with Carrefour Comércio e Indústria Ltda. ("Carrefour Brazil"), an Agreement for Purchase and Sale of Shares to acquire 49% of Banco CSF S.A. (Banco Carrefour) for R$ 725 million, corresponding to a 2010 price/earnings ratio of 11.6. The completion of this transaction depends on the approval from the Central Bank of Brazil.

NOTE 37 – SUBSEQUENT EVENTS

Transaction with Redecard

Itaú Unibanco Holding communicated to its stockholders and announced to the market, on February 7, 2012, as a Material Fact, its intention to acquire, directly or through its subsidiary companies, the shares held by non-controlling shareholders of Redecard S.A., within the scope of a unified public offering and subsequently cancel the registration of Redecard as a public company and withdrawal thereof from the Novo Mercado segment of BM&FBOVESPA S.A. - Brazilian Mercantile and Futures Exchange (“Novo Mercado” segment).

The Public Offering will target 336,390.251 common shares issued by Redecard, which represent 49.9859% of Redecard’s capital. The cap price to be tendered will be R$35.00 (thirty-five Brazilian reais) per share, payable in national currency.

The performance of the aforesaid public offering is subject to approval by regulatory authorities and the other terms and conditions of the offering will be disclosed to the market in due course, according to the applicable rules.

ITEM 19        EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation).	(4)
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(1)
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho Bracher, Antonio Beltran Martinez and Banco Itaú S.A.	(2)
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	(3)
6	See note 27 to our consolidated financial statements explaining how earnings per share information was calculated under IFRS. See “Item 3A. Selected Financial Data – Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.	*
8.1	List of subsidiaries.	*
11.1	Code of Ethics (unofficial English translation)	(3)
11.2	Corporate Governance Policy (unofficial English translation)	(3)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Chief Risk Officer and Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13	Chief Executive Officer, Chief Risk Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

(1)	Incorporated herein by reference to our annual report on F-6 filed with the Commission on February 20, 2009.

(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

(3)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on May 17, 2010.

(4)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 27, 2011.

*	Filed herewith.

220

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

Dated: March 30, 2012

221