Form 20-F
period 2012-12-31
Itau Unibanco Holding S.A.
filed 2013-04-29
CIK 1132597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15276

ITAÚ UNIBANCO HOLDING S.A.

(Exact name of Registrant as specified in its charter)

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

None.

_________________________

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2012 was:

2,289,284,300 Common Shares, no par value per share

2,229,095,461 Preferred Shares, no par value per share

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

Yes        ☐        No        ☒

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

Item 17        ☐        Item 18        ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        ☐        No        ☒

10B.	Memorandum and Articles of Association	197
10C.	Material Contracts	206
10D.	Exchange Controls	206
10E.	Taxation	207
10F.	Dividends and Paying Agents	214
10G.	Statement by Experts	214
10H.	Documents on Display	214
10I.	Subsidiary Information	214

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	215

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	226

12A.	Debt Securities	226
12B.	Warrants and Rights	226
12C.	Other Securities	226
12D.	American Depositary Shares	226

	PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	227

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	227

ITEM 15	CONTROLS AND PROCEDURES	228

ITEM 16	[RESERVED]	229

16A.	Audit Committee Financial Expert	229
16B.	Code of Ethics	229
16C.	Principal Accountant Fees and Services	229
16D.	Exemptions from the Listing Standards for Audit Committees	230
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	231
16F.	Change in Registrant’s Certifying Accountant	231
16G.	Corporate Governance	231
16H.	Mine Safety Disclosure	234

	PART III

ITEM 17	FINANCIAL STATEMENTS	235

ITEM 18	FINANCIAL STATEMENTS	235

itEM 19	EXHIBITS	236

INTRODUCTION

All references in this annual report to (1) “Itaú Unibanco Holding,” “Itaú Holding,” “we,” “us,” or “our,” are to Itaú Unibanco Holding S.A. (formerly Banco Itaú Holding Financeira S.A.) and its consolidated subsidiaries, except where otherwise specified or the context otherwise requires; (2) “Itaú Unibanco,” is to Itaú Unibanco S.A. (formerly Banco Itaú S.A.) and “Itaú BBA” is to Banco Itaú BBA S.A., in each case, together with its consolidated subsidiaries, except where otherwise specified or the context otherwise requires; (3) the “Itaú Financial Group” are to Itaú Holding and all of its subsidiaries before the Association; (4) the “Unibanco Financial Group” are to Unibanco Holdings and all of its subsidiaries before the Association; (5) “Itaú Unibanco Group” is to Itaú Unibanco Holding together with its subsidiaries and affiliates; (6) the “Brazilian government” is to the federal government of the Federative Republic of Brazil; (7) “preferred shares” and “common shares” are to our authorized and outstanding shares of preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, each without par value; (8) “ADSs” are to our American Depositary Shares (one ADS represents one preferred share); (9) the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil, and (10) “US$,” “dollars” or “U.S. dollars” are to United States dollars.

As of December 31, 2012 and April 19, 2013, the selling rate for purchasing U.S. dollars was R$ 2.0435 to US$1.00 and R$ 2.0089 to US$1.00, respectively.

We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. We prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") until December 31, 2010. Our consolidated financial statements included in our annual report on Form 20-F for fiscal 2010 was the last report with U.S. GAAP financial statements. We adopted IFRS in 2011, with first adoption date on January 1, 2010, and subsequent reports have included IFRS financial statements. All 2012, 2011 and 2010 financial data included in this report, unless stated otherwise, have been prepared in accordance with IFRS as issued by the IASB.

We use accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank for our reports to Brazilian shareholders, in filings with the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”), for the determination of dividend payments, and for the determination of tax liability.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Certain industry data presented in this annual report have been derived from the following sources: the Central Bank System (Sistema do Banco Central or “SISBACEN”), a database of information provided by financial institutions to the Central Bank; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing or “ABEL”); the Brazilian government development bank (Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”); the Brazilian financial and capital markets association (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais or “ANBIMA”); the National Monetary Council (Conselho Monetário Nacional or “CMN”), and the insurance industry regulator (Superintendência de Seguros Privados or “SUSEP”).

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

We maintain our books and records in reais, the official currency of Brazil, and prepare our financial statements for statutory and regulatory purposes in accordance with accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank (“Brazilian GAAP”). Accounting principles and standards generally applicable under Brazilian GAAP include those established by Brazilian Corporate Law (Law No. 6,404, as amended, including Law No. 11,638), by the accounting pronouncements committee (Comitê de Pronunciamentos Contábeis or ”CPC”), which began issuing standards in 2007, and by the federal accounting council (Conselho Federal de Contabilidade or “CFC”), while interpretative guidance was issued before the CPC became active by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil or “IBRACON”). In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of accounting pronouncements issued by accounting standard setters, such as the CPC, depends on approval of the pronouncement by the National Monetary Council (Conselho Monetário Nacional or “CMN”), and the Central Bank which also establishes the effective date of the pronouncements. In addition, the CVM and other regulatory entities, such as SUSEP and the Central Bank, provide additional industry-specific guidelines. See “Item 9C. Markets” for additional information.

Notwithstanding the above, we have derived the data we present in the tables below from our audited consolidated financial statements as of and for the years presented, which have been prepared in accordance with IFRS as issued by IASB. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18. Financial Statements” and the information we provide in “Item 5. Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with IFRS as issued by IASB. We prepared our consolidated financial statements in accordance with U.S. GAAP until December 31, 2010. Our consolidated financial statements included in our annual report on Form 20-F for fiscal 2010 was the last report with U.S. GAAP financial statements. We adopted IFRS in 2011, with first adoption date on January 1, 2010, and subsequent reports have included IFRS financial statements. All 2012, 2011 and 2010 consolidated financial data included in this report have been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data are derived from our management reporting systems and are not based on, or prepared in accordance with, IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5A. Operating Results – Results of Our Operating Segments” and note 34 to our consolidated financial statements.

The consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in this annual report have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

IFRS Selected Financial Data

This information is qualified in its entirety by reference to the consolidated financial statements included in "Item 18 - Financial Statements".

	For the Year Ended December 31,
Statement of Income	2012	2011	2010
	(in millions of R$)
Banking product	81,172	74,276	69,415
Losses on loans and claims	(21,354)	(16,072)	(12,938)
Operating margin	59,818	58,204	56,477
General and administrative expenses	(38,080)	(35,674)	(34,632)
Tax expenses	(4,497)	(4,166)	(4,164)
Share of profit or (loss) of unconsolidated companies	175	(113)	349
Current income tax and social contribution	(7,716)	(6,956)	(4,042)
Deferred income tax and social contribution	3,491	3,315	(1,494)
Net income	13,191	14,610	12,494
Net income attributable to non-controlling interests	(557)	(773)	(786)
Net income attributable to owners of the parent company	12,634	13,837	11,708

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2012	2011	2010
	(in R$, except number of shares)
Basic earnings per share (1):
Common	2.80	3.06	2.58
Preferred	2.80	3.06	2.58
Diluted earnings per share (1):
Common	2.75	3.05	2.57
Preferred	2.75	3.05	2.57
Dividends and interest on stockholders’ equity per share (2):
Common	1.00	0.97	0.86
Preferred	1.00	0.97	0.86
Weighted average number of shares outstanding - basic
Common	2,289,284,300	2,289,284,275	2,289,284,273
Preferred	2,228,675,507	2,240,026,557	2,246,784,818
Weighted average number of shares outstanding - diluted
Common	2,289,284,300	2,289,284,275	2,289,284,273
Preferred	2,239,708,939	2,251,061,836	2,260,240,831

(1) Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. See “Item 10B. Memorandum and Articles of Association” for a description of our two classes of stock. See note 28 to our consolidated financial statements for a detailed calculation of earnings per share.

(2) Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our shareholders. See "Item 8A. Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends" and “Item 10E. Taxation – Interest on Stockholders’ Equity” and note 21b to our consolidated financial statements for a description of interest on stockholders’ equity.

	For the Year Ended December 31,
	2012	2011	2010
	(in US$)
Dividends and interest on stockholders’ equity per share (1)(2):
Common	0.49	0.52	0.52
Preferred	0.49	0.52	0.52

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

Balance Sheet Data

	As of December, 31
Assets	2012	2011	2010
	(in millions of R$)
Cash and deposits on demand	13,967	10,668	10,172
Central Bank compulsory deposits	63,701	98,053	85,776
Interbank deposits	23,826	27,821	14,835
Securities purchased under agreements to resell	162,737	92,248	88,682
Financial assets held for trading	145,516	121,889	115,497
Financial assets designated at fair value through profit or loss	220	186	306
Derivatives	11,597	8,754	7,777
Available-for-sale financial assets	90,869	47,510	44,539
Held-to-maturity financial assets	3,202	3,105	3,170
Loan operations and lease operations portfolio, net	341,271	322,391	274,843
Loan operations and lease operations portfolio	366,984	346,264	294,837
(-) Allowance for loan and lease losses	(25,713)	(23,873)	(19,994)
Other financial assets	44,492	40,254	40,945
Investments in unconsolidated companies	3,005	2,544	2,948
Fixed assets, net	5,628	5,358	4,801
Intangible assets, net	4,671	3,825	2,934
Tax assets	32,412	26,088	24,142
Assets held for sale	117	85	78
Other assets	9,923	7,357	5,637
Total assets	957,154	818,136	727,082

Average interest-earning assets (*)	784,686	721,686	585,125
Average non-interest-earning assets (*)	70,758	69,134	65,044
Average total assets (*)	855,444	790,820	650,169

(*) The average balances are calculated based on a monthly basis. See “Item 4B. Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2012, 2011 and 2010.

	As of December, 31
Liabilities	2012	2011	2010
	(in millions of R$)
Deposits	243,200	242,636	202,688
Securities sold under repurchase agreements	267,405	185,413	199,657
Financial liabilities held for trading	642	2,815	1,335
Derivatives	11,069	6,747	5,671
Interbank market debt	97,073	90,498	62,599
Institutional market debt	72,028	54,807	44,513
Other financial liabilities	50,255	44,119	41,012
Reserves for insurance and private pension	90,318	70,904	56,864
Liabilities for capitalization plans	2,892	2,838	2,603
Provisions	19,209	15,990	14,457
Tax liabilities	7,109	7,408	12,110
Other liabilities	19,956	18,625	16,021
Total liabilities	881,156	742,800	659,530
Stockholders’ equity:
Capital	45,000	45,000	45,000
Treasury shares	(1,523)	(1,663)	(628)
Additional paid-in capital	888	738	490
Appropriated reserves	22,423	24,279	16,904
Unappropriated reserves	7,379	5,561	3,615
Cumulative other comprehensive income	1,735	26	494
Total stockholders’ equity attributed to the owners of the the parent company	75,902	73,941	65,875
Non-controlling interests	96	1,395	1,677
Total Stockholders' equity	75,998	75,336	67,552
Total liabilities and stockholders’ equity	957,154	818,136	727,082

Average interest-bearing liabilities (*)	648,682	572,622	464,214
Average non-interest-bearing liabilities (*)	130,637	150,813	128,220
Total average stockholders’ equity (*)	76,125	67,385	57,736
Total average liabilities and stockholders’ equity (*)	855,444	790,820	650,169

(*) The average balances are calculated based on a monthly basis. See “Item 4B. Business Overview – Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2012, 2011 and 2010.

Selected Consolidated Ratios (%)

	For the Year Ended December 31,
	2012	2011	2010
Profitability and performance
Net interest margin (1)	6.2	5.8	7.0
Return on average assets (2)	1.5	1.7	1.8
Return on average equity (3)	16.6	20.5	20.3

	As of the Year Ended December 31,
	2012	2011	2010
Liquidity
Loans and leases as a percentage of total deposits (4)	150.9	142.7	145.5

Capital
Total stockholders' equity as a percentage of total assets (5)	7.9	9.0	9.1

(1) Net interest income divided by average interest-earning assets. The average balances are calculated based on a monthly basis. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2012, 2011 and 2010.

(2) Net income attributable to owners of the parent company divided by average total assets. The average balances are calculated based on a monthly basis. See “Item 4B. Business Overview - Selected Statistical

Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2012, 2011 and 2010.

(3) Net income attributable to owners of the parent company divided by average stockholders' equity. The average balances are calculated based on a monthly basis. See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2012, 2011 and 2010.

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

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law allows the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. We cannot predict whether the Brazilian government will impose remittance restrictions in the future. The real may depreciate or appreciate substantially against the U.S. dollar in the future. See “Item 3D. Risk Factors — Risks Relating to Brazil — Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.”

As of April 19, 2013, the U.S. dollar-real exchange rate (PTAX) was R$2.0089 to U$1.00.

Exchange Rates

The following table sets forth information on the selling rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013 (through April 19, 2013)	1.9528	2.0471	1.9921	2.0089

Source: Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Month	Low	High	Average (1)	End
September 2012	2.0139	2.0392	2.0281	2.0306
October 2012	2.0224	2.0382	2.0298	2.0313
November 2012	2.0312	2.1074	2.0678	2.1074
December 2012	2.0435	2.1121	2.0778	2.0435
January 2013	1.9883	2.0471	2.0311	1.9883
February 2013	1.9570	1.9893	1.9733	1.9754
March 2013	1.9528	2.0185	1.9828	2.0138
April 2013 (through April 19, 2013)	1.9736	2.0239	1.9986	2.0089

Source: Central Bank

(1) Represents the average of the closing exchange rates of each day the relevant period.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, changes in tax policies, price controls, capital control limits and restrictions on selected imports and, prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting certain factors, such as:

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

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our business, results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations.

In addition, changes in administration may result in changes in government policy that may affect us. Uncertainty over whether the Brazilian government in the future will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our preferred shares and ADSs.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. While the Brazilian government has been able to keep inflation close to target levels since the introduction of inflation targets in 1999, we cannot assure you that it will continue to be able to do so. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. From 2006 to 2012, the average annual inflation was 5.2%. Expected inflation for 2013, as surveyed by the Central Bank, is 5.5%.

Measures to combat historically high rates of inflation have included tight monetary policies with high interest rates, resulting in restrictions on credit and short-term liquidity. Between 2006 and 2012, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia or “SELIC”), varied between 17.65% per year and 7.14% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. For example, the real depreciated 15.7%, 34.3%, 24.2% and 11.2% against the U.S. dollar in 2001, 2002, 2008 and 2011, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7%, 34.2% and 4.5% against the U.S. dollar in 2003, 2004, 2005, 2006, 2007, 2009 and 2010, respectively. In 2012, the real depreciated 8.2% against the U.S. dollar from an exchange rate of R$1.87 per US$1.00 as of December 31, 2011 to an exchange rate of R$2.04 per US$1.00 as of December 31, 2012. The average exchange rate in 2012 was R$1.96 per US$1.00 compared to an average exchange rate of R$1.67 per US$1.00 in 2011. Recent Brazilian government interventions to maintain a stable foreign exchange rate might not have the desired effect and could lead to increased exchange rate volatility, potentially affecting our results.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. As of December 31, 2012, 25.1% of our total liabilities and 22.9% of our total assets were denominated in, or indexed to, a foreign currency. Although as of December 31, 2012, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of such investments, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, a depreciation of the real could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) impairments to our ability to pay dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations; (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negatively affect the market price of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market price of our preferred shares and ADSs.

Infrastructure and work force deficiencies in Brazil may impact economic growth and have a material adverse effect on our business.

Our performance is dependent on the overall health of the Brazilian economy. While Brazil has experienced economic growth in recent years, the rate of growth has decreased in 2011 and 2012. Continued growth could be limited by inadequate infrastructure, including potential energy shortages and a deficient transportation sector, and a lack of qualified work force, which could contribute to low levels of productivity and efficiency. Depending on intensity and duration, these factors could lead to employment volatility and generally lower income and consumption levels, which could limit our growth, result in increased default rates and ultimately have a material adverse effect on our business.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries, particularly Latin American countries, may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Beginning in late 2007, major financial institutions, including some of the largest global commercial and investment banks and insurance companies, experienced significant difficulties, especially lack of liquidity and depreciation of financial assets. More recently, fiscal problems in Europe, such as high debt levels, impaired growth and the risk of a sovereign default, particularly in Greece, Spain, Italy, Ireland and Portugal, increased volatility in already relatively fragile global financial markets. At the same time, the United States has been facing fiscal difficulties, which led to the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s on August 6, 2011. See “Item 5A. Operating Results — Effects of the Global Financial Markets on our Financial Condition and Results of Operations.” These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity and caused losses. In addition, downgrades of sovereign credit ratings and defaults by, and doubts about the solvency of, certain financial institutions and the financial services industry generally led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans past due more than 90 days from 3.6% of total loans in December 31, 2008 to 5.6% December 31, 2009. As of December 31, 2012, our non-performing loans past due more than 90 days represented 4.8% of our total loan portfolio.

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

Temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, cyber attacks, or any unauthorized disclosures of personal information in our possession, could result in customer attrition, lawsuits, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

Changes in applicable law and regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over applicable law and government regulations, which govern all aspects of our operations, including regulations that impose:

•	Minimum capital requirements;
•	Reserve and compulsory deposit requirements;
•	Restrictions on credit card activities;
•	Minimum levels for federal housing and rural sector lending;
•	Funding restrictions;
•	Lending limits, earmarked lending and other credit restrictions;
•	Limitations or restrictions on our capacity to deduct amounts directly from salaries with respect to payroll-deduction loans;
•	Limits on investments in fixed assets;
•	Corporate governance requirements;
•	Limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
•	Accounting and statistical requirements; and
•	Other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers and leasing companies and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on such international developments.

In response to the global financial crisis which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, that creates new higher minimum regulatory capital requirements. In February 2011, the Central Bank issued preliminary guidance and an estimated timeline for implementation of the Basel III framework in Brazil. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements.” In addition, on March 1, 2013 and March 4, 2013, the Central Bank issued initial rules to implement the Basel III framework in Brazil. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil.” Based on our current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the effects of the rules that complete the implementation of the Basel III framework on Brazilian banks and particularly on our operations, we may need to reassess our ongoing funding strategy for regulatory capital. See “Item 4B. Business Overview — Regulation and Supervision — Regulation by the Central Bank — Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil — Expected Future Rules.”

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

We also have operations in countries outside of Brazil, including Argentina, Chile, Colombia, Paraguay, Portugal, United Kingdom, Uruguay and the United States. Changes in the laws or regulations applicable to our business in the countries in which we operate or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and the related rulemaking, may have a material adverse effect on our business, financial condition and results of operations.

The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition and results of operations, including our ability to provide loans, make investments or render certain financial services. See “Item 4B. Business Overview — Regulation and Supervision.”

Tax reforms may have a material adverse impact on our results of operations.

To maintain its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes, changes in the bases of calculation or rates of assessments, including rates applicable solely to the banking industry, and occasionally the enactment of temporary taxes for designated governmental purposes. For example, in July 2011, the Brazilian government introduced a tax on securities transactions at the rate of 1.0% on the notional adjusted value of financial derivatives. See “Item 4B. Business Overview — Regulation and Supervision — Taxation — Tax on Financial Transactions.” The effects of these changes and any other changes that could result from the enactment of additional taxation cannot be quantified. These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

Future changes in tax policy that may affect financial operations include the creation of new taxes. Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”). However, much uncertainty exists as to whether the CPMF, or similar taxes, will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Furthermore, extensive tax reforms have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Increases in reserve and compulsory deposit requirements may have a material adverse effect on our business, financial condition and results of operations.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements in the future or impose new requirements.

Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

The compulsory deposits generally do not yield the same return as other investments and deposits because a portion of compulsory deposits:

•	Do not bear interest;
•	Must be held in Brazilian federal government securities; and
•	Must be used to finance government programs, including a federal housing program and rural sector subsidies.

For more detailed information on compulsory deposits and capital requirements, see “Item 4B. Business Overview — Regulation and Supervision.”

As of December 31, 2012, we had R$57,253 million in interest-bearing compulsory deposits and R$6,448 million in non-interest-bearing compulsory deposits. For more detailed information on compulsory deposits, see “Item 4B. Business Overview — Selected Statistical Information — Central Bank Compulsory Deposits.”

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations by CMN that facilitate the customer’s ability to switch business between banks. See “Item 4B. Business Overview — Regulation and Supervision — Antitrust Regulation.” The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and to the extent it limits investment opportunities.

Changes in the profile of our business and economic conditions may have a material adverse effect on our loan portfolio.

As of December 31, 2012, our loan and financing portfolio was R$366,984 million, compared to R$346,264 million as of December 31, 2011. Our allowance for loan losses was R$25,713 million, representing 7.0% of our total loan portfolio, as of December 31, 2012, compared to R$23,873 million, representing 6.9% of our total loan portfolio, as of December 31, 2011. The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our merger and acquisition activity and is dependent on domestic and, to a lesser extent, international economic conditions. For example, during 2012 Brazilian banks experienced an increase in non-performing loans in the consumer credit business, particularly in the automobile sector. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business, financial condition and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

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

As of December 31, 2012, investment securities represented R$239,807 million, or 25.1% of our assets, and derivative financial instruments, which are used to hedge against risks represented R$11,597 million, or 1.2% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period and are impacted by domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Such losses could materially and adversely affect our results of operations and financial condition. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2012, approximately 16.6% of our total assets, and 63.4% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks and our losses may exceed our allowance for loan losses.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (VaR), stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. In addition, due to limitations in the availability of information in Brazil, in assessing customers’ creditworthiness we rely largely on the credit information available from our own databases, certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations to quantify our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

Our results of operations and financial condition depend on our ability to evaluate losses associated with risks we are exposed to and our ability to build these risks into our pricing policies. We estimate our allowance for loan losses according to the principles within IFRS. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. This could adversely affect our operating income and, consequently, our financial condition and results of operations.

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

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Counterparty risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur in losses if a counterparty does not honor its contractual obligations.

Our controlling shareholder has the ability to direct our business.

As of March 31, 2013, IUPAR, our controlling shareholder, directly owned 51.0% of our common stock and 25.5% of our total capital stock. See “Item 7A. Major Shareholders.” As a result, IUPAR has the power to control us, including the power to elect and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our preferred shares and ADSs.

Investors in our securities do not have the same protections as if the majority of the members of our board of directors were independent.

As described in “Item 7A. Major Shareholders”, IUPAR is our controlling shareholder and, as a result, has the power to control us, including the power to elect and remove our directors and officers. Our current board of directors is comprised of 12 members; only four of those directors are independent in accordance with our corporate governance policy. As a foreign private issuer, we are subject to corporate governance standards, such as the New York Stock Exchange listed company rules, that differ from those applicable to U.S. domestic issuers, including with respect to director independence requirements. See “Item 16G. Corporate Governance.” A significant number of our directors participate in decision-making on matters in which they have greater interests than would an independent director. As a result, the interests of these directors may not be, at all times, the same as those of our securityholders. In addition, several of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. Where these and other conflicting interests exist, our securityholders will be dependent on our directors exercising, in a manner fair to all of our securityholders, their fiduciary duties as a member of our board of directors.

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

Any acquisition and merger of institutions and assets and the integration of such institutions and assets involves certain risks including the risk that:

•	Integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

•	We may incur unexpected liabilities or contingencies relating to the acquired businesses;

•	Antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction; and

•	The expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to the Preferred Shares and the ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 52.4% of the aggregate market capitalization of BM&FBOVESPA S.A. (Bolsa de Valores, Mercadorias e Futuros, or “BM&FBOVESPA”), as of December 31, 2012. Therefore, although you are entitled to withdraw our shares underlying the ADSs from the depositary bank at any time, your ability to sell the preferred shares underlying the ADSs at the price and at time they desire may be limited.

The preferred shares and ADSs generally do not have voting rights.

According to our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.” In the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.

Despite there being no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares (in the limited circumstances in which the preferred shareholders are able to vote), there are practical limits to the ability of ADS holders to exercise their voting rights due to extra procedural steps involved in communicating with such holders.

According to the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in its turn, and to the extent practicable, mail such notice to holders and instructions on how the ADS holders can participate in the shareholders meeting. To exercise their voting rights, ADS holders must instruct the depositary bank on how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. However, as we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights. For more information on the exercise of your preemptive rights, see “Item 10B. Memorandum and Articles of Association — Preemptive Rights on Increase in Preferred Share Capital.”

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As a holder of ADSs, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the depositary to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you may be entitled to continue to rely on the custodian´s electronic certificate of foreign capital registration for five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or you qualify under Brazilian foreign investment regulations that entitle foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining a separate electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Portfolio (RDE – Portfolio), in accordance with CMN Resolution No. 2,689, of January 26, 2000. If you do not fulfill the requirements to obtain a RDE – Portfolio, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares. If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. Moreover, should you surrender your ADSs and withdraw preferred shares, applicable regulations require you to enter into corresponding exchange transactions and pay taxes on these exchange transactions. Finally, the custodian´s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of our preferred shares and ADSs may not receive any dividends.

According to our bylaws, we are obligated to pay our shareholders at least 25.0% of our annual adjusted net income, which may differ significantly from our net income calculated under IFRS. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends to all shares in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition. In addition, due to the implementation of Basel III rules, Brazilian law currently establishes that if financial institutions are not in compliance with the CMN requirements, they must significantly reduce the amount of dividends to be distributed or even not distribute any dividends. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends” and “Item 10B. Memorandum and Article of Association – Calculation of Distributable Amount.”

As a holder of ADSs, you have shareholder rights that differ from those of shareholders of companies organized under the laws of the United States or other jurisdictions.

Our corporate affairs are governed by the Brazilian Corporate Law and our bylaws, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Brazil. Under Brazilian Corporate Law, the holders of ADSs and the holders of the preferred shares may have different rights with respect to protection of their interests, including measures related to actions taken by our board of directors or the holders of our common shares, which may differ from the laws of other jurisdictions outside Brazil.

ITEM 4 INFORMATION ON THE COMPANY

4A.	History and Development of the Company

General

Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267.

Investor information can be found on our website at www.itau-unibanco.com/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 767 Fifth Avenue, 50th floor, New York, NY 10153.

History

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973 we have operated through Banco Itaú S.A., now Itaú Unibanco. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association.

On November 3, 2008, we announced the combination of the operations of Itaú Holding (currently Itaú Unibanco Holding) and Unibanco Holdings S.A., including its subsidiary Unibanco and Unibanco’s subsidiaries. The result of this Association was the creation of Itaú Unibanco Holding. Since the final approval of the Association by the Central Bank on February 18, 2009 and by CADE on August 18, 2010, we have fully integrated the operations of the two banks.

As of December 31, 2012, we were the largest bank in Brazil based on market capitalization according to Bloomberg.

Statistical Disclosure by Bank Holding Companies

See “Item 4B. Business Overview — Selected Statistical Information” for additional information relating to our business.

Divestitures

Orbitall

On December 22, 2011, Banco Itaucard S.A. (“Banco Itaucard”), Banco Itauleasing S.A., Itaú Unibanco and Intrag-Part. Administração e Participações Ltda. entered into a share purchase agreement with TI Brasil Participações Ltda., by means of which they undertook to (i) spin-off Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda. (formerly known as Orbitall Serviços e Processamento de Informações Comerciais Ltda.) (“Old Orbitall”) so that all of its assets, liabilities, staff and necessary resources to carry out the third party credit card processing business of Old Orbitall would be merged into Orbitall Serviços e Processamento de Meios de Pagamento Ltda. (“Orbitall”) and (ii) sell 100.0% of the shares of Orbitall. The transaction closed on March 31, 2012.

Serasa

On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell its equity stake, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau, for approximately R$1,700 million. This transaction closed on November 23, 2012.

BPI

On April 20, 2012 Itaú Unibanco Holding entered into an agreement through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. (“IPI”), to sell its stake of 18.87% in Banco BPI, S.A. By means of this transaction, Caixabank, S.A. (“La Caixa”), a Spanish bank, acquired such stake for approximately €93 million. The Portuguese Central Bank approved the transaction on April 30 and its closing occurred on May 3, 2012.  This transaction had a positive impact of R$124 million on our consolidated stockholders’ equity due to the adjustment in other comprehensive income in connection with the sale and a negative non-recurring effect of R$186 million on our net income, due to the difference between the consideration received and the carrying amount of our equity investment and the adjustment in other comprehensive income.

Capital Expenditures

On January 27, 2012, we announced the construction of a new technology center, representing a total investment of approximately R$800 million for the first phase of the project (building). See “Item 4B. Business Overview Technology”. In September 2012, we announced an investment of R$10,413 million in technology, innovation and services to be made in the period from 2012 to 2015.

See “Item 5B. Liquidity and Capital Resources – Capital – Capital Expenditures” for a discussion of our capital expenditures for the last three fiscal years.

Acquisitions

Banco Carrefour

On April 14, 2011 Itaú Unibanco entered into a share purchase and sale agreement governing the indirect acquisition by Itaú Unibanco of 49.0% of Banco CSF S.A. (“Banco CSF”) for the amount of R$725 million. Banco CSF is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil. As of April 14, 2011, the “Carrefour” brand included 163 hypermarkets and supermarkets and related e-commerce channels, and had 7.7 million accounts and a credit portfolio (gross book value) of R$2,254 million as of December 31, 2010. This transaction was approved by the Central Bank in April 2012 and closed on May 31, 2012.

BMG Association

On July 9, 2012, Itaú Unibanco entered into an association agreement with Banco BMG S.A. (“Banco BMG”), a privately-held Brazilian bank, forming a joint venture for the distribution of payroll loans in Brazil (the “BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. (the “JV”), controlled by Itaú Unibanco, who holds, indirectly, 70.0% of the shares issued by the JV. BMG holds the remaining 30.0% stake in the JV. The initial stockholders’ equity of the JV was approximately R$1 billion. Itaú Unibanco has the right to nominate the majority of the board of directors of the JV and the majority of the officers of the JV, including the Chief Executive Officer. Banco BMG has the right to appoint the officers responsible for the commercial, back-office and collection divisions of the JV, subject to Itaú Unibanco’s approval.

Banco BMG shares its distribution channels operated through banking agents (correspondentes bancários) with the JV, which has the right to grant 70.0% of the payroll loans generated by such distribution channels. The remaining 30.0% of such loans may be granted directly by Banco BMG.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels remain separate from the operations of the JV. Itaú Unibanco also provides funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through the acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the JV’s customers.

Following approval of this transaction by CADE, definitive agreements governing the BMG Association were executed on December 13, 2012, and included an investment agreement governing each party’s rights and obligations under the JV, and an agreement for the provision of funding through assignment of credit rights governing Itaú Unibanco’s provision of funds to Banco BMG. The transaction closed on January 7, 2013 and it was approved and ratified by the Central Bank in April, 2013.

Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its affiliates, all outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50.0% of its share capital. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (“Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012. As a result of the auction, Itaú Unibanco Holding acquired, through its affiliate Banestado Participações, Administração e Serviços Ltda., 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amounts of common shares owned by us to 94.4% of Redecard’s share capital. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. As of December 31, 2012, Itaú Unibanco Holding held, through its affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer) and the difference between the value paid and the value corresponding to the minority interest was recognized under appropriated reserves in the amount of R$11,151 million as of December 31, 2012, which net of taxes totaled R$7,360 million. See note 3(c) to our annual consolidated financial statements.

Unibanco Participações Societárias

On July 29, 2011, we acquired, through a wholly-owned subsidiary, all remaining interests not previously owned in Unibanco Participações Societárias, an indirect investment subsidiary of Itaú Unibanco Holding, for approximately R$1.2 billion in cash.

HSBC Portfolio in Chile

On October 24, 2011, we completed the acquisition of HSBC’s high net worth portfolio in Chile, which included, among others, 4 branches and the consumer credit and mortgage portfolios, strengthening our position in the Chilean market, with a network of 88 branches in Chile.

MCC Securities

On August 1, 2011, Itaú Unibanco, through its subsidiaries, entered into certain agreements with Munita, Cruzat & Claro (“MCC”) and acquired 50.0% plus one share issued by MCC Securities Inc. (Cayman Islands), forming a joint venture with MCC targeting Chilean high net worth clients.

4B.	Business Overview

Itaú Unibanco Holding ranked among the twenty largest banks in the world in 2012 and was the largest bank in Brazil, each ranking based on market capitalization according to Bloomberg as of December 31, 2012. Our principal operations are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies); (ii) corporate and investment banking (Itaú BBA); (iii) consumer credit (financial products and services to our non-accountholders); and (iv) operations with the market and corporation (referred to as corporate and treasury in note 34 to our consolidated financial statements).

We have an extensive network with 4,121 branches, 906 customer site branches (“CSBs”) and 27,960 ATMs in Brazil and abroad, as of December 31, 2012, which includes 998 branches and 245 CSBs of Unibanco that were redesigned and integrated as Itaú Unibanco customer service locations in 2010.

We were elected or ranked:

•	“The Best Private Banking Overall Services” in Brazil, according to the 2012 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine;

•	The largest mutual fund manager among private banks in Brazil based on our assets under management, according to ANBIMA;

•	The largest manager of private bank client assets, according to ANBIMA; and

•	The top provider of securities services in Brazil by ANBIMA.

In addition, we received the following awards and recognition in 2012:

•	Ranked first among the Latin American financial institutions in Top 1000 World Banks 2012 from The Banker magazine — Financial Times.

•	The World’s Most Sustainable Bank in the 2012 FT/IFC Sustainable Finance Awards, granted by the British newspaper Financial Times and the International Finance Corporation (IFC), the financial institution of the World Bank;

•	Private Banker International Awards 2012 — Outstanding Private Banking in Latin America. Hosted by British magazine “Private Banker International”; and

•	“Most Innovative Investment Bank in Latin America” to Itaú BBA from The Banker magazine — Financial Times.

•	Ranked first in six out of eight awards granted by Institutional Investor Magazine: Best Investor Relations voted on by sell-side and buy-side analysts; Best CEO voted on by sell-side and buy-side analysts; Best CFO voted on by buy-side analysts and Best Investor Relations Professional voted on by buy-side analysts.

Our Ownership Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, which is a holding company controlled by members of the Egydio de Souza Aranha family; and (ii) E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.7% of the shares of our common stock as of March 31, 2013. See “Item 7A. Major Shareholders”.

The following chart is a simplified overview of the direct and indirect ownership structure of the Itaú Unibanco Group as of March 31, 2013:

(1) Excluding controlling shareholder and treasury shares.

Ownership percentages above refer to the total of direct and indirect ownership. All of the above companies were organized and have their operations in Brazil, except Banco Itaú Argentina S.A. (“Banco Itaú Argentina”), Itau BBA International Limited (“Itau BBA International”), Banco Itaú Chile S.A. (“Banco Itaú Chile”), Banco Itaú Paraguay S.A (“Banco Itaú Paraguay”) and Banco Itaú Uruguay S.A. (“Banco Itaú Uruguay”). For further information with respect to our significant subsidiaries, see note 2.4(a) to our consolidated financial statements.

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

Large branch network in geographic areas with high economic activities.

We have an extensive network with 4,121 branches, 906 CSBs and 27,960 ATMs in Brazil and abroad, as of December 31, 2012. Our Brazilian branch network, while national in scope, is strategically concentrated in Southeast Brazil, the country’s wealthiest region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. A branch network in wealthier and key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of customers and profit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our customers which we see as one of our competitive strengths.

Diverse line of products and services.

We are a multi-service bank offering a diverse line of products and services that are designed to address the needs of various types of clients, including corporate clients, small and medium-sized enterprises, retail customers, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this model creates opportunities to improve our relationships with clients and thereby increase our market share. We expect to sustain our leading presence by capturing a solid and growing pipeline of transactions across a number of business segments.

Technology and electronic distribution channels as drivers for sales.

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2012, we spent approximately R$5,215 million on information technology, of which approximately R$1,853 million was for the purchase of hardware and software and approximately R$3,362 million for the cost of information technology (“IT”) infrastructure, operation and maintenance. We have sophisticated technology that supports other remote banking access (call centers, Internet banking, etc.) and offers customers the ability to verify their statements and perform their transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered in our systems.

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

Business Strategy

Our board of directors is responsible for defining the guidelines of our strategy and that of our subsidiaries. Strategic decisions by our board of directors are supported by the strategy committee of the board, which provides data and information about strategic business issues. See “Item 6C. Board Practices – Committees of the Board of Directors – Strategy Committee”. The strategy committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to the chief executive officer for the monitoring of our consolidated strategy. The strategy committee is supported by the economic scenarios sub-committee which provides macroeconomic data in order to support discussions on strategies, investments and budgets.

Expand our operations in Brazil and abroad.

We intend to expand our operations in Brazil and abroad. In 2012, we carried out a series of transactions aimed at expanding our operations in Brazil. We acquired the remaining shares of Redecard S.A. in a tender offer, resulting in our ownership of 100.0% of Redecard’s capital stock, formed Banco Itaú BMG Consignado S.A., a new financial institution in partnership with Banco BMG S.A. and controlled by us, and acquired shares representing 49.0% of the capital stock of Banco CSF S.A. Also in 2012, we were authorized by the Colombian regulatory authorities to structure our wholesale and investment banking operations in Colombia through Itaú BBA SA Colombia — Corporación Financiera (“Itaú BBA Colombia”). Itaú BBA’s target market in Colombia is composed of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The products portfolio in Colombia is expected to include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets. In addition, in order to consolidate and expand operations in Europe, we recently transferred the central administration and registered offices of Banco Itaú BBA International from Lisbon to London by means of a cross-border merger by absorption. See “Item 4B. Business Overview — International Operations — Itau BBA International.” We expect these transactions, which added to the significant steps taken in 2011, to expand our wholesale and investment bank operations abroad, our offering of products and services and our distribution channels. In Chile, we entered into an agreement with Munita, Cruzat & Claro, one of the leaders in third party wealth management services in Chile. Also in 2011, we acquired HSBC Bank’s high net worth portfolio in Chile, strengthening our position in the Chilean market, with a network of 88 branches in that country. In addition, Itaú Unibanco Holding started operations in Switzerland through a subsidiary of Banco Itaú BBA International located in Zurich, to provide services to private clients, both Brazilian and Latin American, who seek global investment opportunities.

Continue to improve efficiency.

After the completion of the integration of Itaú and Unibanco branches in 2010, we created the “Efficiency Project”, which implements, on an ongoing basis, close budget management and monitoring of costs and revenues, the establishment of targets for each business unit and the promotion of a strong culture of operational efficiency. In 2011, we fully integrated all systems that still had Unibanco’s legacy information on operations entered into prior to the integration of the branch network. This was the last remaining step to the integration of Banco Itaú Holding and Unibanco.

Grow our loan portfolio with the maintenance of asset quality.

The growth of our loan portfolio and the maintenance of asset quality are central issues to our strategy. We are constantly seeking to improve our models for risk management and our economic forecasts and scenario modeling. We intend to increase the average volume of loan operations to maintain and even grow our market share, depending on the product, market and customer type, including through the development of new products for specific client demographics.

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

Develop strong relationships with our customers based on customer segmentation.

We will continue to work on our customer segmentation strategy in order to identify our customers’ needs and enhance our relationship with our customer base, as well as to increase market penetration. A customer segment is a distinguishable part of our customer base that is subject to a specific set of needs that we focus on meeting. We believe that our customer segmentation tools and strategy provide us an important competitive advantage developed over the course of more than 25 years. We aim to fulfill customers’ financial needs through a wide product portfolio, including cross-selling of banking and insurance products and sales through a variety of channels. It is also extremely important to deliver best-in-class customer service, in order to maintain and increase client satisfaction and increase portfolio profitability.

Operations

The table below presents revenues for our segments for each of the years ended December 31, 2012, 2011 and 2010. As disclosed in note 34 to the consolidated financial statements we have four operational and reporting segments: Commercial Banking, Itaú BBA, Consumer Credit and Activities with the Market and Corporation.

(in millions of R$, except percentages)
	Year Ended December 31,			Variation
	2012	2011	2010	2012-2011%		2011-2010%
Commercial Banking	45,059	42,499	36,314	2,560	6.0%	6,185	17.0%
Interest margin (1)	32,770	31,584	27,068	1,186	3.8%	4,516	16.7%
Banking service fees	12,289	10,915	9,246	1,374	12.6%	1,669	18.1%
Itaú BBA	7,595	7,019	6,533	576	8.2%	486	7.4%
Interest margin (1)	5,334	4,896	4,601	438	8.9%	295	6.4%
Banking service fees	2,261	2,123	1,932	138	6.5%	191	9.9%
Consumer Credit	14,200	14,075	14,809	125	0.9%	(734)	(5.0)%
Interest margin (1)	8,310	8,356	9,044	(46)	(0.6)%	(688)	(7.6)%
Banking service fees	5,890	5,719	5,765	171	3.0%	(46)	(0.8)%
Activities with the Market and Corporation (2)	5,804	5,110	3,538	694	13.6%	1,572	44.4%
Interest margin (1)	5,555	4,801	3,356	754	15.7%	1,445	43.1%
Banking service fees	249	309	182	(60)	(19.4)%	127	69.8%
IFRS Adjustments and consolidation elimination	124	(930)	1,888	1,054	(113.3)%	(2,818)	(149.3)%
Interest margin (1)	1,869	(1,274)	1,921	3,143	(246.7)%	(3,195)	(166.3)%
Banking service fees	(1,745)	344	(33)	(2,089)	607.3%	377	(1142.4)%
Total	72,782	67,773	63,082	5,009	7.4%	4,691	7.4%
Interest margin (1)	53,838	48,363	45,990	5,475	11.3%	2,373	5.2%
Banking service fees	18,944	19,410	17,092	(466)	(2.4)%	2,318	13.6%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

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

We mainly carry out our business activities in Brazil. We do not break down our revenues by geographic market within Brazil. Our revenues consisting of interest income, banking service fees and income from insurance, private pension and capitalization operations after claim and selling expenses are divided between revenues earned in Brazil and abroad. The information in the table below presents revenues for each of the years ended December 31, 2012, 2011 and 2010 and is presented after elimination upon consolidation.

(in millions of R$, except percentages)
	Year Ended December 31,			Variation
	2012	2011	2010	2012-2011%		2011-2010%
Interest Income (1)	101,905	103,962	82,830	(2,057)	(2.0)%	21,132	25.5%
Brazil	95,063	99,083	79,236	(4,020)	(4.1)%	19,848	25.0%
Abroad	6,842	4,879	3,594	1,964	40.3%	1,284	35.7%
Banking service fees	18,944	19,410	17,092	(466)	(2.4)%	2,318	13.6%
Brazil	17,918	18,506	16,196	(588)	(3.2)%	2,310	14.3%
Abroad	1,026	904	896	122	13.5%	8	0.9%
Income from insurance, private pension and capitalization operations after claim and selling expenses	2,820	2,566	2,007	254	9.9%	559	27.9%
Brazil	2,792	2,535	1,991	256	10.1%	545	27.4%
Abroad	28	31	16	(2)	(7.5)%	14	86.7%

(1) Includes interest and similar income, dividend income, net gain (loss) from investment securities and derivatives, foreign exchange results and exchange variation on transactions.

The table below presents revenues abroad by operational segment for each of the years ended December 31, 2012, 2011 and 2010:

(in millions of R$, except percentages)
	Year Ended December 31,			Variation
	2012 (5)	2011 (5)	2010 (5)	2012-2011%		2011-2010%
Commercial Banking	3,806	3,081	2,467	725	23.5%	614	24.9%
Argentina (1)	425	244	169	181	74.3%	75	44.2%
Chile (2)	629	444	500	185	41.5%	(56)	(11.1)%
Uruguay (3)	227	166	135	61	37.1%	31	22.7%
Other companies abroad (4)	2,525	2,227	1,663	298	13.4%	564	33.9%
Itaú BBA	832	968	656	(136)	(14.0)%	312	47.5%
Other companies abroad (4)	832	968	656	(136)	(14.0)%	312	47.5%
Consumer Credit	127	103	105	24	23.1%	(2)	(1.7)%
Argentina (1)	22	20	22	2	9.1%	(2)	(8.4)%
Uruguay (3)	24	17	18	7	37.3%	(1)	(2.9)%
Chile (2)	81	66	65	15	23.6%	1	0.8%
IFRS adjustments	3,131	1,662	1,278	1,469	88.4%	384	30.1%

(1) Includes Banco Itaú Argentina S.A, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(2) Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañia de Seguros de Vida S.A.

(3) Includes ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(4) Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo; Itaú Unibanco Holding S.A. - Grand Cayman Branch; Banco Itaú-BBA S.A. - Nassau Branch, only for the year ended December 31, 2011; Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49.0%); Itaúsa Europa - Investimentos, SGPS, Lda.; Itaú Europa, SGPS, Lda.; Itaúsa Portugal - SGPS, S.A.; Banco Itaú BBA International, S.A; Itau BBA International (Cayman) Ltd.; Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd.; Banco Itaú Europa International; Itaú Bank & Trust Bahamas Ltd.; Itaú Europa Securities Inc.; Itaú Bahamas Directors Ltd (formerly known as Federal Director International Services, S.A.), Itaú Bahamas Nominees Ltd. (new company name of Bay State Corporation Limited) and Banco Itau Suisse S.A (only for the year ended December 31, 2011); BIE Directors Ltd and BIE Nominees Lda (only for the year ended December 31, 2012); Itau BBA International Limited; Itau Bank Ltd.; ITB Holding Ltd.; Jasper International Investiment LLC; Itaú Bank & Trust Cayman Ltd.; Uni-Investments Inter. Corp.; Rosefield Finance Ltd. (50.0%); UBT Finance S.A.; Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd. (only for the year ended December 31, 2011); Itau USA Asset Management; Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd; Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.; Topaz Holding Ltd.; Itaú USA Inc; Itaú International Investment LLC; Albarus S.A.; Banco Del Paraná S.A.; Garnet Corporation; Itau Global Asset Management; Mundostar S.A.; Karen International Ltd.; Nevada Woods S.A.; Itaú Asia Securities Ltd.; Líbero Trading International Ltd.; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51.0%); Itaú BBA USA Securities Inc.; Itaú Middle East Limited; Unipart B2B Investments, S.L.; Itau BBA UK Securities Limited; Itaú Japan Asset Management Ltd.; Itaú (Beijing) Investment Consultancy Limited; Itaú UK Asset Management Limited and Itaú Asia Asset Management Limited (only for the year ended December 31, 2011); Zux Cayman Company Ltd (only for the year ended December 31, 2011), Itaú USA Asset Management; Banco Itau Paraguay; Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V .; MCC Asesorias Limitada (50.0%); MCC Securites INC. (50.0%) (only for the year ended December 31,2011); EF Securities S.A.; MCC Corredora de Bolsa (50.05%); Itaú BBA Colômbia; Itaú BBA SAS.

(5) Activities with the Market and Corporation has no operations outside Brazil.

Our Business

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporate customers. We provide these services on an integrated basis through the following operational segments:

•	Commercial banking,

•	Itaú BBA (corporate and investment banking),

•	Consumer credit, and

•	Activities with the market and corporation

The commercial banking business segment offers a wide range of banking services to a diversified base of individuals and companies. Services offered by the commercial banking segment include insurance, pension plan and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands. Our marketing strategies are adjusted for each customer profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our customers, thus diversifying our revenue sources. This segment is an important funding source for our operations and generates significant financial income and banking fees. The commercial banking segment is comprised of the following specialized areas and products:

•	Retail banking (individuals);

•	Public sector banking;

•	Personnalité (banking for high-income individuals);

•	Private banking (banking and financial consulting for wealthy individuals);

•	Very small business banking;

•	Small business banking;

•	Middle-market banking (to transition to Itaú BBA in 2013);

•	Credit cards;

•	Real estate financing;

•	Asset management;

•	Corporate social responsibility fund;

•	Securities services for third parties;

•	Brokerage; and

•	Insurance, private retirement and capitalization products.

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA’s management model is based on building close relationships with its customers by obtaining an in-depth understanding of their needs and offering them customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate segment, including through fixed and variable income instruments. On February 21, 2013, we announced certain changes to our management, which includes our middle-market banking business becoming part of the Itaú BBA operational segment. The segment information included in “Item 5A. Operating Results” and in our financial statements is based on the organizational structure in place as of December 31, 2012 and, therefore, the previously mentioned change has not been reflected in such information.

Through the consumer credit business segment, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this division oversees the financing of vehicles outside our branch network, credit cards to individuals who are not accountholders, and lending to lower income consumers.

The activities with the market and corporation segment manages interest income associated with Itaú Unibanco Holding capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark-to-market of financial assets. This segment also includes the effect of non-recurring items that are not considered in the managerial statement of income.

Itaú Unibanco Holding also has a broad range of overseas operations and has built its international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds, offering more sophisticated financial transactions, and private banking operations. These operations are presented in the commercial banking and in the Itaú BBA segments.

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

Retail Banking

Our core business is retail banking, which serves individuals with a monthly income below R$10,000. On December 31, 2012, we had over 17.9 million customers and 4,488 branches and CSBs. Our retail banking operations are present in all Brazilian states and in cities that together represented more than 85.0% of Brazil’s individual domestic consumption as of December 31, 2012.

We classify our retail clients in accordance with their income and profile:

•	Itaú retail customers, who earn less than R$4,000 or R$5,000 per month, depending upon the region; and

•	Itaú Uniclass customers, who earn more than R$4,000 or R$5,000 per month, depending upon the region;

•	Specialized account managers provide services to Itaú Uniclass customers who also have access to certain customized products.

For the year ended December 31, 2012, credit products represented 66.3% of our consolidated revenue from retail banking, while investments represented 17.2% and services and other fee-based products represented 16.4%.

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

Public Sector

Our public sector business operates in all areas of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). As of December 31, 2012, we had 3,833 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Itaú Unibanco began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s focus is delivering (i) financial advisory services by its managers, who understand the specific needs of our higher-income customers; (ii) a large portfolio of exclusive products and services (iii) special benefits based on the type and length of relationship with the customer, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 240 branches, located in the main Brazilian cities. Itaú Personnalité customers also have access to Itaú Unibanco network of branches and ATMs throughout the country, as well as internet and telephone banking.

Itaú Private Bank

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing wealth management services to Latin American high net worth individuals. Approximately 600 employees focus on offering financial consulting services to clients with at least US$1.5 million in assets to invest in Brazil or US$1 million to invest in our branches in Switzerland or the United States. In addition, we provide our customers with a full range of banking products and services. As of December 31, 2012, our private banking activity had assets under management equivalent to US$89,182 million. Fees earned from our private banking customers are, in most cases, a function of assets under management.

Wealth management services are provided by teams of experienced relationship managers based in Brazil, the United States, Chile, Switzerland, Uruguay and Paraguay, and supported by investment specialists who recommend the most appropriate solutions for each individual risk profile. We serve our customers’ needs for offshore wealth management solutions in major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International and Itaú Europa Securities, in Switzerland through Banco Itaú Suisse, in Luxembourg through Banco Itaú Europa Luxemburgo, in the Bahamas through Itaú Bank & Trust Bahamas and in the Cayman Islands through Itaú Bank & Trust Cayman. As part of our strategy, Itaú Unibanco Holding decided in September 2011 to reorganize its operations in Europe, and the private banking operations of Banco Itaú Europa Luxembourg are expected to be gradually transferred to Banco Itaú Suisse.

On August 21, 2011, Itaú Private Bank International entered into a joint venture with MCC to develop the Chilean private banking market. With over 29 years of experience, MCC is a leading wealth management services provider in Chile acknowledged for its expertise in global fixed income. The new institution retained the name of Munita, Cruzat & Claro.

Itaú Private Bank has received the following awards, among others, in recent years:

•	“Best Private Bank in Latin America 2010, 2011 & 2012” and “Best Private Bank in Brazil 2012” from PWM / The Banker magazine;

•	“Outstanding Private Bank — Latin America 2009, 2010, 2011 & 2012” from Private Banker International; and

•	“Best Private Banking Services Overall in Brazil 2008, 2009, 2010, 2011 & 2012”, “Best Private Bank for Ultra High Net Worth Individuals in Uruguay 2012”, “Best Private Bank in Peru 2011” and “Best Private Bank in Chile 2010” from Euromoney.

Very Small Business Banking

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture the market opportunity by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As of December 31, 2012, we had 259 very small business banking offices located throughout Brazil and approximately 2,800 managers working for over 1.4 million small business customers. In 2012 we focused on clients with good credit quality, seeking to decrease credit losses. In 2013, we plan to expand our current revenue target from clients with annual revenues up to R$500,000 to clients with annual revenues up to R$1 million.

Loans to very small businesses totaled R$5,438 million as of December 31, 2012.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As of December 31, 2012, we had 377 offices located nationwide in Brazil, approximately 2,600 managers and provided services to approximately 500,000 companies with annual revenues from R$500,000 to R$6 million.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$14,267 million as of December 31, 2012.

Middle-Market Banking

As of December 31, 2012, we had approximately 119,000 middle-market corporate customers that represented a broad range of Brazilian companies. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million. As of December 31, 2012, we had approximately 1,600 managers focused on middle-market customers, working at 245 specialized offices located at key branches.

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

Loans to middle-market businesses totaled R$48,308 million as of December 31, 2012.

Credit Cards and Commercial Agreements

We are the leading company in the Brazilian credit card market, based on transaction volume as of December 31, 2012. Our subsidiaries, Banco Itaucard and Hipercard Banco Múltiplo S.A. (“Hipercard”), offer a wide range of products to 33.3 million credit card accounts as of December 31, 2012, including Itaú Unibanco’s current accountholders and non-accountholders and also to clients from business partnerships and joint ventures. In the year ended December 31, 2012, the volume of credit cards transactions was R$174,529 million, a 13.2% increase from the prior year.

We have developed a strong presence in the consumer finance sector through our strategic alliances and commercial agreements with leading retailers in Brazil. Since 2001, when we established the first partnership, these alliances have been supporting our credit card and consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

In August 2012, we launched a new credit card, Itaucard 2.0, a new product in the Brazilian market with an interest rate structure more similar to international markets, including lower rates which accrue from the date of purchase instead of the invoice due date and with a maximum monthly limit of 5.99%. New customers receive the new card, and existing customers can also receive Itaucard 2.0 with the option of going back to their previous credit card. In addition, monthly credit card interest rates for accountholders and non-accountholders are less than 10.0%.

Our main challenges in the credit card business are to continually improve our portfolio profitability and manage the quality of our assets. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on a more efficient cost management.

Real Estate Financing

As of December 31, 2012, we had approximately R$26,135 million in outstanding real estate loans, already considering the sale of R$389 million of our mortgage portfolio for the Fundo de Garantia por Tempo de Serviço (“FGTS”), the Brazilian social security fund.

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

According to Brazilian regulations, financial institutions are required to allocate at least 65.0% of their savings accounts balances to fund mortgage financing, of which 80.0% must be used to finance properties with values lower than R$500,000 and must have annual interest rates lower than 12.0%.

Payroll Loans

A payroll loan is a credit transaction with fixed installments directly discounted from the customer’s payroll. Through the BMG Association, which was established in July 2012 and which has been operational since December 2012, we aim at achieving a leading position in the offering, distribution and sale of payroll loans in Brazil, in line with our strategy of expanding our activities in businesses with historically lower spreads and losses. The BMG Association was structured as a new business, with Itaú Unibanco holding 70.0% of the capital stock of the BMG Association and Banco BMG holding the remaining 30.0%. Payroll loans granted to Itaú Unibanco’s customers through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the JV. See “Item 4B. — Business Overview — Acquisitions — BMG Association.”

Our payroll loan portfolio, including the portfolio acquired from Banco BMG, reached R$12,929 million as of December 31, 2012.

Itaú Asset Management

According to ANBIMA, as of December 31, 2012, we were Brazil’s largest fund manager among private banks, with R$329,700 million in total net assets under management and a 14.6% of market-share. As of that date, we had approximately 2.0 million customers, including retail, corporate, Brazilian and foreign institutional investors and private banking clients.

As of December 31, 2012, we provided portfolio management services to approximately 600 mutual funds and 890 tailor-made mutual funds. Our investment management team is specialized in asset classes and consisted of 119 professionals as of December 31, 2012, making it one of the largest teams conducting Latin American research and portfolio management, based in São Paulo, Santiago, Buenos Aires and New York.

In October 2012, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) credit rating, the highest rating granted to asset managers, of our asset management business unit. We have been rated M1 since 2003.

Corporate Social Responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social or “FIES”), launched in 2004, is a socially responsible investment fund. It invests in the shares of companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities; environmental protection aspects; and good corporate governance practices.

In addition, every year the fund manager donates 50.0% of FIES’s accumulated asset management fees to social projects in the following categories: environmental education; employment education; and childhood education. The projects are selected by the FIES Advisory Board, which is comprised of market leaders and sustainability specialists. Since its launch in 2004, FIES donated approximately R$20 million to social projects from 116 NGOs, which have supported approximately 22,000 children and approximately 2,000 educators.

As of December 31, 2012, FIES had net assets of R$274 million while the donations to social projects totaled more than R$2.4 million. Fifteen projects were selected to receive up to R$120,000 each. Unicef Brazil received an amount of R$240,000 and R$600,000 was spent on analyzing and visiting applicants’ projects, training, monitoring and providing technical support for the selected projects. The selected organizations also have access to an online platform in which they can interact with other peer organizations and technical partners.

Securities Services

Itaú Securities Services is composed of four main business lines: local and international custody, fiduciary services, and corporate solutions. Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary customers, representing approximately 1,600 customers in 21 countries. On December 31, 2012, Itau Securities Services reached R$3,159,472 million of assets covered by its services.

The local custody and fiduciary services business provide services such as custody, fund accounting, administration, supervision and contracting of service for local investment funds and other funds. As of December 31, 2012, Itaú had R$725,268 million of assets under custody, representing an increase of 22.7% compared to December 31, 2011.

The international custody services business provides custody and depository services for international institutional customers and depository receipt programs. As of December 31, 2012, we had R$214,445 million of assets under custody, representing a decrease of 7.4% compared to December 31, 2011.

Our corporate solutions services consist of acting as transfer agent and shareholder servicer for Brazilian companies issuing equity, debentures and promissory notes. We are currently the registrar agent to 229 companies listed on BM&FBovespa (the Brazilian securities, commodities and futures exchange), which represents 62.9% of the listed companies on that exchange. Moreover, as of December 31, 2012, we were the transfer agent to 307 debentures offerings in the Brazilian market, representing 47.4% of the debentures market in Brazil. We also provide collateral agent services for corporate clients.

In 2012, Itau Securities Services received industry awards voted on by customers as the Best Brazilian Custodian for domestic customers (5th consecutive year), international customers (4th consecutive year) and was recognized as Top Rated service provider in the region Americas and Caribbean (2nd consecutive year) according to Global Custodian Magazine. Also in 2012, we were recognized by Global Finance as Best Custodian in Brazil for international customers. The management and business governance model was awarded the Gold Medal by the Management Excellence Institute of São Paulo.

Brokerage

Itaú Corretora de Valores S.A. has been providing brokerage services in BM&FBovespa since 1965. The brokerage services are also provided to international customers via our broker-dealers in New York, Hong Kong and Dubai.

In 2012, Itaú Corretora was ranked fifth on the BM&FBovespa equity trading volume, among all brokers, and fourth in number of commodities and derivatives contracts.

Insurance, Private Retirement and Capitalization Products

Insurance

As of December 31, 2012, according to SUSEP, we were one of the leading providers of insurance in Brazil based on aggregate insurance premiums, including our indirect 30.0% share in Porto Seguro and excluding health insurance and VGBL (private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2012, our insurance premiums totaled approximately R$9,246 million (including R$2,518 million from our 30.0% share in Porto Seguro).

Our main lines of insurance are (i) life and casualty (excluding VGBL; see “— Private Retirement Plans”); (ii) extended warranties and (iii) property, which accounted for 31.4%, 14.8% and 16.7% of insurance premiums, respectively, for the year ended December 31, 2012. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits.

Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126, published on January 15, 2007, and the SUSEP regulations, published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking customer base to increase customer penetration. We are working on improving customer penetration in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

Porto Seguro

Itaú Unibanco Holding and Porto Seguro operate under an agreement that provides for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products of Porto Seguro to customers of Itaú Unibanco Holding in Brazil and Uruguay (the “Porto Seguro Alliance”). Itaú Unibanco Holding indirectly owns 30.0% of Porto Seguro’s capital stock. Itaú Unibanco Holding is entitled to nominate two members of the board of directors of each of Porto Seguro and its parent company, Porto Seguro Itaú Unibanco Participações S.A.

XL

In May, 2010, Itaú Seguros acquired XL Swiss Holding Ltd.’s participation in Itaú XL Seguros Corporativos S.A. (“Itaú XL”) from XL Capital Ltd. (“XL Capital”), such that Itaú XL was wholly owned by us and was subsequently merged with and into Itaú Seguros. In November 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A. At the time, a separate arrangement was entered into by which Itaú Seguros provided insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. In March 2012, this agreement expired in accordance with its terms.

Private Retirement Plans

As of December 31, 2012, balances under private retirement plans (including VGBL but excluding our 30.0% interest in Porto Seguro) totaled R$80,990 million, an increase of 28.0% compared to December 31, 2011. As of December 31, 2012, we had R$82,604 million in assets related to our private retirement liabilities (including VGBL but excluding our 30.0% interest in Porto Seguro). As of December 31, 2012, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us to be returned at the end of an agreed upon term, with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As of December 31, 2012, we had 11.8 million in capitalization products outstanding, representing R$2,892 million in liabilities with assets that function as guarantees of R$2,998 million. We distribute these products through our retail network, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2012, R$2,028 million of capitalization products were sold and we distributed over R$ 36.6 million in cash prizes to 4,177 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As of December 31, 2012, Itaú BBA offered a complete portfolio of products and services to approximately 2,600 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.

As of December 31, 2012, our corporate loan portfolio reached R$158,534 million. Foreign currency loans were the main contributors to the growth of our corporate loan portfolio in 2012. On a consolidated basis, we had total outstanding foreign-currency loans of R$43,481 million as of December 31, 2012, an increase of R$8,101 million compared to December 31, 2011.

In investment banking, the fixed income department acted as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions that totaled R$23,519 million in the year ended December 31, 2012. According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2012 with a 29.5% market share. In the international debt markets, Itaú BBA acted as joint bookrunner of offerings with a total volume of US$19,108 million in the year ended December 31, 2012, reaching first place in number of offerings in BondRadar’s ranking of Brazilian companies issuances in real and dollars.

In addition, Itaú BBA advised 70 merger and acquisition transactions with an aggregate deal volume of US$17,213 million in 2012, and was the leader in terms of number of transactions according to Thomson Reuters.

During 2012, Itaú Corretora acted as a broker-dealer for transactions totaling R$199.1 billion of shares listed on the BM&FBovespa for individual, institutional, foreign and company customers. During 2012, Itaú Corretora was in fifth place in the ranking of brokerages, with a 5.6% market share. In the futures market, Itaú Corretora was in fourth place in the ranking of brokerages, with a market share of 9.3%, according to BM&FBovespa.

In 2012, Itaú BBA maintained its leadership in CETIP, a Brazilian clearing house for custody and financial settlement of securities, in terms of volume in derivative transactions with companies, mainly in transactions hedging exposures to foreign currencies, interest rates and commodities. The volume of contracted transactions in the year ended December 31, 2012 was 36.7% higher than in the year ended December 31, 2011.

Aiming to expand activities to other Latin American countries, Itaú BBA began operations in Colombia in 2012, with a capital of US$200 million. We believe Colombia is a country that offers favorable growth opportunities and a stable economic scenario. We intend to gradually develop a range of products and services similar to that of Itaú BBA in Brazil.

We focus on assessment practices and mitigation of environmental risks seeking to ensure the sustainability of the cash flows of our customers and manage our credit risk. These practices have been disseminated to other market participants through programs and partnerships with customers and international organizations such as the outreach program for Latin America.

Coordinated by Itaú BBA, the outreach program has the support of the International Finance Corporation, the Inter-American Development Bank and the United Nations Environment Programme Finance Initiative and is a forum for dissemination of good practices in environmental risk analysis in project financing among major players in the financial market in Latin America, where Itaú BBA has operating units. Itaú BBA is also involved in the public review of the new version of the Equator Principles in Brazil, which is also under public review in London, Vienna and Toronto, in which banks, consultants, law firms and NGOs participated. Due to the impact of these initiatives and our leadership role, we were invited also to participate in forums and discussions in Turkey, China and Germany where we discussed our risk management practices in response to environmental macroeconomic and financial challenges expected in the coming years.

In 2012, Itaú BBA was recognized as the “Most Innovative Investment Bank in Latin America” for the third time, an award granted by the UK magazine, The Banker — Financial Times Group. For the fifth consecutive year, Itaú BBA was chosen by Euromoney as the “Best Bank for Cash Management in Brazil” and is among the top three in the category “Best Regional Cash Management Latam.” To define the best in the segment, the magazine assesses the quality of service, technical support, knowledge in the field, commitment and innovation, according to the perception of the client companies. For the fourth consecutive year, Itaú BBA was recognized as the” Best Trade Finance Bank in Brazil” by Global Finance, which elects banks offering better products and conditions for financing foreign trade. Itaú BBA also received awards for “Deal of the Year” for two project finance transactions in Latin America in oil &gas and public-private partnerships, “Best Investment Bank in Latin America” and “Best Emerging Market Banks in Latin America” from Global Finance. Itaú BBA’s was also recognized for its equity offerings and mergers and acquisitions deals as “Best Equity House of the Year” and “Deals of the Year 2011” Latin Finance and “Deal of the Year” by Euromoney.

Consumer Credit

Vehicle Financing

As of December 31, 2012, our loan portfolio of vehicle financing, leasing, consortium and lending through the National Industrial Finance Authority (Financiamento de Máquinas e Equipamentos or “FINAME”) consisted of approximately 3.6 million contracts, of which approximately 68% were non–account holder customers. This loan portfolio reached R$56,094 million as of December 31, 2012, representing a market share in Brazil of approximately 26.9%, from R$64,871 million in 2011.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, we were the largest leasing company in Brazil in terms of the present value of these operations as of December 31, 2012.

We finance vehicles through 12,847 dealers as of December 31, 2012. Sales are made through computer terminals installed in the dealerships that are connected to our computer network through the Internet. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. Applications with high credit scores are subject to electronic validation according to our credit policy and by credit bureaus and, upon verification, are automatically approved. Approximately 93.4% of our credit approvals in 2012 were automatically approved because our scoring models permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance.

Due to an increase in our non-performing loan ratio with respect to vehicle loans in 2012, which followed the general trends observed in the Brazilian financial market, we adopted stricter requirements for granting loans, including term reduction and an increased down payment policy, in addition to classifying customers into groups based on their level of indebtedness.

The truck financing division reached R$3,338 million in loans as of December 31, 2012, from R$4,268 million as of December 31, 2011. Loans relating to motorcycles reached R$808 million and the division of light vehicles reached R$17,951 million as of December 31, 2012, from R$1,475 million and R$25,456 million, respectively, as of December 31, 2011.

Itaú Unibanco Acquiring Business (Redecard & Hipercard)

Redecard is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. Its activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants; (resulting from sales made with credit cards), rental of point-of-sale (“POS”) terminals, check verification through POS terminals, and the capture and transmission of transactions using coupons, private-label cards and loyalty programs. Once we held 50.0% plus one share of Redecard’s capital stock starting on March 30, 2009, Redecard became a subsidiary of Itaú Unibanco and its results were presented on a consolidated basis in our financial statements. As part of a public tender offer aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM, which was completed on September 24, 2012, and as a result of the auction, we acquired additional shares of Redecard representing 44.4% of Redecard’s share capital. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. As of December 31, 2012, we held, through affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases. See “— Acquisitions — Redecard.”

In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, pursuant to which, beginning in the second quarter of 2010, Redecard started acquiring Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which improved the efficiency and speed of Hipercard’s merchant affiliations.

In 2012, Redecard and Hipercard’s acquiring service revenue totaled R$3,830 million, representing an increase of 11.8% from 2011 due to the capture of R$277,618 million in transactions with credit cards and debit cards, an increase of 10.1% from 2011. The number of transactions captured and processed reached 3,307 million, representing an increase of 8.7% from 2011. In December 2012, we had 1.4 million installed POS terminals throughout Brazil.

The following table sets forth the financial volume of transactions in millions of reais and the quantity of transactions of credit and debit cards processed by Itaú Unibanco in 2012 and 2011:

	Financial Volume		Transactions
	2012	2011	2012	2011
	(In millions of R$)		(In millions)
Credit cards	183,451	172,927	1,670	1,608
Debit cards	94,167	79,207	1,636	1,433
Total	277,618	252,134	3,307	3,042

International Operations

The following information refers to our main operations in Latin America (Argentina, Chile, Uruguay, Paraguay and Colombia). We are also present in the Mexican credit card market, through Itaucard México, and in Peru, with an Itaú BBA representative office.

Banco Itaú Argentina

We started our operations in Argentina in 1979, focusing on large companies with business ties with Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Itaú Argentina.

As of December 31, 2012, Banco Itaú Argentina had approximately 346,300 customers. Compared with 2011, this represents a 23.1% increase in the number of customers. As of December 31, 2012, Banco Itaú Argentina had assets of R$4,146 million, loan and leasing operations of R$2,971 million, deposits totaling R$3,102 million and stockholders’ equity of R$483 million. As of the same date, Banco Itaú Argentina had 75 branches, 194 ATMs, and 20 CSBs.

Banco Itaú Argentina offers products and services in corporate banking, small- and medium-sized enterprises (“SMEs”) and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our SMEs business provides credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income customers and services offerings include current and saving accounts, personal loans and credit cards.

Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when BAC transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In 2011 we acquired the high net worth portfolio of HSBC Bank and, in 2012, we completed the acquisition of 50.0% of MCC, a leader in wealth management in Chile. In order to continue to grow in the retail segment, we plan to open new branches in 2013 and 2014.

As of December 31, 2012, our consolidated Chilean operations had R$23,555 million in assets, R$18,213 million in loans and leases, R$14,522 million in deposits and R$2,802 million in stockholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras —SBIF), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 4.21% market share and ranked fifth in number of demand deposit accounts in the private sector.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as of December 31, 2012, accounted for 60.0% of Banco Itaú Chile’s total revenues. As of December 31, 2012, Banco Itaú Chile had 70 ATMs and 91 branches. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications and private placements. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, the largest credit card issuer in Uruguay, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”), making us one of the leading financial operations in Uruguay. Our strategy in Uruguay is to serve a broad range of customers through customized banking solutions. As of December 31, 2012, our operations in Uruguay had R$6,463 million in assets, R$2,919 million in loans and leases, R$4,930 million in deposits and R$610 million in stockholders’ equity.

Banco Itaú Uruguay ranked second in terms of asset volume among non-state owned banks in Uruguay, as of December 31, 2012, according to the Uruguayan Central Bank (Banco Central del Uruguay) (“BCU”).

The retail banking business is focused on individuals and small business customers, with more than 240,500 customers as of December 31, 2012. The core branch network is located in the metropolitan area of Montevideo with 17 branches. In addition, Banco Itaú Uruguay has branches in Tacuarembó, Salto, Paysandú, Mercedes and Punta del Este. Banco Itaú Uruguay has a leading position in the debit card segment of non-state owned banks in Uruguay with 17.8% market share as of December 31, 2012, according to BANRED (a network of ATMs in Uruguay), and a leading role as a credit card issuer (mainly Visa), with a 30.9% market share as of December 31, 2012 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 39.7% market share based on the aggregate amount of credit card purchases in Uruguay as of December 31, 2012, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issuance of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 436,800 customers, and a network of 36 points of service, as of December 31, 2012.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2012, it had approximately 246,000 customers, managed US$1,673 million in pension funds, with a market share of 16.4%, according to the BCU.

Banco Itaú Paraguay

Banco Itaú Paraguay S.A. (“Banco Itaú Paraguay”), formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. As of December 31, 2012, Banco Itaú Paraguay had 36 branches, approximately 338,700 customers and 246 ATMs.

Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on the payroll customers. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past eight years. As of December 31, 2012, Banco Itaú Paraguay had R$4,889 million in total assets, including R$3,052 million in loans and leases, R$3,648 million in deposits and R$710 million in stockholders’ equity.

Banco Itaú Paraguay is also recognized by launching innovative products and services. It provides its customers several products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Itaú BBA Colombia

In April 2012, we obtained permission from Colombian regulatory authorities to structure our wholesale and investment bank operation through Itaú BBA SA Colombia — Corporación Financiera, which was incorporated in June 2012 with an initial share capital of approximately US$100 million. Our operating license was issued by the Superintendencia Financiera de Colombia (Financial Superintendence of Colombia) in October 2012, after an additional capitalization of approximately US$100 million. We expect to gradually grow our Colombian operations throughout 2013.

Itaú BBA’s target market in Colombia is composed of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The products portfolio is expected to include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets.

Itau BBA International

In order to consolidate and expand our operations in Europe, we decided to transfer the central administration and registered offices of Itau BBA International, then Banco Itaú BBA International, S.A., a Portuguese credit institution authorized and regulated by the Central Bank of Portugal (“Banco Itaú BBA International”), from Lisbon to London by means of a cross-border merger (the “Merger”) of Banco Itaú BBA International into Itau BBA International Limited (“Itau BBA International”), an English credit institution authorized and regulated by the United Kingdom Financial Services Authority. On January 10, 2013, the Companies Court of the High Court of Justice, Chancery Division, issued an order for the completion of the Merger. The Merger had effect on February 1, 2013, on which date the assets and liabilities of Banco Itaú BBA International were transferred by operation of law to Itau BBA International and Banco Itaú BBA International ceased to exist as a separate legal entity. These initiatives are aimed at enabling Itau BBA International to improve its performance and sources of funding, expand its customer base, strengthen its position as an international platform for the group, achieve greater diversification of risk and increase profitability indicators.

Itau BBA International focuses mainly on two lines of business:

•	Corporate & Investment Banking — This segment supports the financial needs of companies with international presence and operations and is an important player in the segment of international financial operation associated with trading finance and investment relations between Latin America and Europe. The various services provided include the origination of structured financing and risk hedge operations, including exchange rate and interest rate derivatives, particularly involving European parent corporations of companies in Latin America, the financing of exports among Itaú Unibanco’s best corporate clients and European companies, advisory and financing services to European companies investing in Latin America, and also to Latin American companies undergoing internationalization processes. This segment includes also all the activities conducted by Itaú Unibanco Group in the financial, capital and derivative markets, both to meet the needs for financing other activities of Itaú Unibanco Group and to develop financial intermediation activities and management of its assets. These activities involve funding and applications in interbank markets, the issue of debt securities and structured funding products, intermediation (creation and distribution) of debt securities for clients, particularly large companies and groups, clients of Itaú Unibanco Group, investment and trading securities, derivatives and structured products, with institutional investors and corporate clients.

•	Private Banking — The international Private Banking business is conducted by Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd. and Banco Itaú Suisse S.A. This segment offers financial and asset management services for customers with high purchasing power by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. As part of our strategy, we are scaling down our Luxembourg activities and the private bank operations currently performed in Luxembourg will gradually be transferred to Switzerland.

As of December 31, 2012, Banco Itaú BBA International had R$13,348 million in assets, R$7,934 million in loans and leases, R$5,908 million in deposits and R$1,586 million in stockholders’ equity.

The private banking business provides financial and asset management services to our Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. Assets under management of the private banking business amounted to R$30,802 million as of December 31, 2012.

All of our transactions with Itau BBA International (successor of Banco Itaú BBA International) and its subsidiaries are on an arm’s-length basis.

Other International Operations

Our other international operations have the following objectives:

•	Support our customers in cross-border financial transactions and services: The international units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, Cayman Islands, and Uruguay, as well as through Banco Itaú Argentina, Banco Itaú Chile and Itaú BBA Colombia.

•	Manage proprietary portfolios and raise funds through the issuance of securities in the international market: Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd. (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands.

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

•	Participate in the international capital markets as dealers: Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 200 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

•	In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

Our trade financing business consists of the management of financial products for export and import, foreign loans, guarantees, remittance and international exchange. Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated.

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and CSBs, which are banking service centers located on corporate customers’ premises.

The following table provides information relating to our branch network, CSBs and ATMs as of December 31, 2012 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,615	873	26,909
Itaú Personnalité	240	3	500
Itaú BBA	9	—	—
Total in Brazil	3,864	876	27,409
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	75	20	194
Chile	91	—	70
Uruguay	59	1	41
Paraguay	27	9	246
Total	4,120	906	27,960

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2012:

Region	Branches	CSBs	ATMs
South	637	120	3,790
Southeast	2,534	607	19,132
Center-west	294	63	1,741
Northeast	304	49	2,113
North	95	37	633
Total in Brazil	3,864	876	27,409

Branches

As of December 31, 2012, we had a network of 3,864 full service branches throughout Brazil. As of December 31, 2012, 79.0% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As of December 31, 2012, we operated 876 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2012, we operated 27,409 ATMs throughout Brazil. Our customers may conduct almost all account related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Risk Management

Itaú Unibanco Holding regards risk management as an essential instrument to optimize the use of its resources and to select the best business opportunities in order to maximize value creation to its shareholders. The purpose of our risk management policy is to identify the internal and external risk events that may affect the strategies of our business and support units, as well as the achievement of their goals, with potential impacts on Itaú Unibanco Holding’s results, capital, liquidity and reputation.

The credit, market, liquidity, operational and insurance risk control is performed in a centralized manner by an independent risk control unit, in order to ensure that the risks faced by Itaú Unibanco Holding are managed in accordance with our policies and procedures. This independent unit is also responsible for centralizing Itaú Unibanco Holding’s capital management. This centralized control aims to provide our board and the senior management with a global view of Itaú Unibanco Holding’s exposure to risks as well as a prospective view of our capital adequacy, so as to optimize corporate decisions.

Our risk management procedures permeate the entire institution, aligned with the guidelines of our board and senior management, which, through Superior Committees described below, determine our overall risk management objectives, expressed as targets and limits for each of our business units. The control units, in turn, support Itaú Unibanco Holding’s management by means of monitoring procedures and risk analysis.

The Capital and Risk Management Committee (“CGRC”) advises our board on Itaú Unibanco Holding’s risks and capital management. The CGRC submits reports and recommendations for the analysis of the board of directors with respect to: (i) supervision of Itaú Unibanco Holding’s risk management and control activities, for the purpose of ensuring their adequacy to the risk levels assumed and to the complexity of operations, as well as complying with regulatory requirements; (ii) review and approval of capital management policies and strategies that establish mechanisms and procedures aimed at maintaining capital compatible with the risks incurred by the institution; (iii) determination of the minimum return on the capital of Itaú Unibanco Holding’s as a whole and of its business lines, as well as performance monitoring; (iv) supervision of incentive structures, including compensation, aimed at ensuring their alignment with risk control and value creation objectives; and (v) promotion of the improvement of Itaú Unibanco Holding’s risk culture. See “Item 6C. Board Practices — Statutory Bodies.”

The Audit Committee is responsible for overseeing the quality and integrity of our internal controls and risk management systems, among other functions. See “Item 6C. Board Practices — Statutory Bodies — Audit Committee.”

The Superior Risk Policies Committee (“CSRisc”) is our superior risk and capital management body at the executive level, responsible for (i) establishing guidelines consistent with our risk management policies; (ii) approving management-level risk policies with high impact on capital positions; (iii) defining decision authority levels for the lower level committees; (iv) setting limits combined by type of risk; (v) ensuring consistency of risk and capital management across the Itaú Unibanco Group; (vi) monitoring the process for implementing risk and capital management tools; and (vii) approving risk assessment and capital calculation methodologies.

In addition to the Superior Risk Policies Committee (CSRisc), senior management oversight of risk management is performed through five committees: the Superior Institutional Treasury Committee (“CSTI”), the Superior Institutional Treasury and Liquidity Committee (“CSTIL”), the Superior Credit Committee (“CSC”), the Superior Audit and Operational Risk Management Committee (“CSAGRO”) and the Superior Risk Institutional Policies Committee (“CSNIR”).

The Superior Institutional Treasury Committee (CSTI) and the Superior Institutional Treasury and Liquidity Committee (CSTIL) are responsible for assessing and establishing strategies for market and liquidity risks. CSTI establishes the exposure limits for market risk and the maximum loss limits of positions based on the limits determined by CSRisc. The limits are monitored on a daily basis and excesses are reported to the appropriate level. CSTIL establishes liquidity limits based on the limits determined by CSRisc, and monitors current and future levels of liquidity in order to manage cash flows.

The Superior Credit Committee (CSC) is responsible for managing large corporate credit risks, including establishing corporate credit policies, coordinating internal rules on credit limits for financing and guarantees and determining the authority levels to approve credit transactions.

The Superior Audit and Operational Risk Management Committee (CSAGRO) is responsible for operational risks and internal controls, including: managing risks associated with our processes and businesses; setting up guidelines for internal audits and management of operational risks and analyzing the results from our internal controls and compliance system.

The Superior Risk Institutional Policies Committee (CSNIR) is responsible for validating and approving our institutional policies of market, liquidity, credit, operational and insurance risks control and of capital management.

In addition to the risk management committees, the Superior Product Committee (CSP) approves products, operations, services and processes in Itaú Unibanco Holding, ensuring the adherence to the customer and unit needs, and is responsible for assessing potential risks for Itaú Unibanco Holding and its public relations and the Superior Foreign Units Committee (CSEXT) supervises businesses abroad and is the highest level of authority for approving initiatives, transactions, services and processes in markets where Itaú Unibanco Holding operates outside Brazil.

As part of our risk control tools, Itaú Unibanco Holding manages proprietary IT systems to comply with Central Bank’s capital reserve regulations and models. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on liquidity, credit and market positions;

•	Market risk metrics such as Value-at-Risk (VaR), losses in stress scenarios, stop loss alerts and concentration;

•	Credit risks rating tools, which assign ratings to clients based on statistical models of application and behavior scoring for retail portfolios and proprietary rating models for corporate customers. We also use credit portfolio management models to quantify and allocate economic capital, which is the capital that Itaú Unibanco Holding estimates that is sufficient to cover risks incurred;

•	Operational risks, many of which have been evaluated through the use of internal databases and statistical models that monitor the frequency and the severity of internal loss events to quantify the risks and allocate economic capital. Itaú Unibanco Holding is in the process of extending statistical and scenario-based approaches to cover all material operational risks; and

•	Simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

Itaú Unibanco Holding has processes to calculate the regulatory capital, in accordance with CMN Resolution No. 3,490. The regulatory capital to cover risks takes into consideration the sum of the following portions:

•	PEPR: the regulatory capital portion required to cover credit risk and other asset exposures not included in the other portions;

•	PCAM: the regulatory capital portion required to cover market risk exposure related to gold and fluctuation of foreign currencies;

•	PJUR: the regulatory capital portion required to cover market risk exposure in the trading book related to interest rate fluctuation;

•	PCOM: the regulatory capital portion required to cover market risk exposure related to commodity price fluctuation;

•	PACS: the regulatory capital portion required to cover market risk exposure in the trading book related to equity price fluctuation; and

•	POPR: the regulatory capital portion required to cover operational risk exposure.

Complementing the risk management process, we have concluded the implementation of the capital management structure, in compliance with CMN Resolution No. 3,988, of June 30, 2011.

The capital management process supports Itaú Unibanco Holding by means of an ongoing process involving:

•	Monitoring our capital needs under normal and stress scenarios, considering the regulatory requirements and our board’s guidelines;

•	Planning of targets and capital needs taking into consideration Itaú Unibanco Holding’s strategic objectives; and

•	Adoption of a prospective posture in relation to capital management.

Since the publication of Basel III, Itaú Unibanco Holding has implemented internal processes to evaluate the impact of the changes, and recently published concepts under Basel III have been incorporated in our prospective analyses of capital and liquidity as part of the process to conform our business to the new regulation. See “Item 4B. Business Overview — Regulation and Supervision — Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil.”

Market Risk Management

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

Our market risk control framework covers all financial instruments held in all portfolios of the companies under our control. In this respect, Itaú Unibanco Holding’s institutional policies and general market risk management framework is in line with the principles of CMN Resolution No. 3,464 and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group.

At Itaú Unibanco Holding, market risk management is the process by which management monitors and controls risk of variations in the value of financial instruments, while aiming to optimize the risk-return ratio through an adequate structure of limits, effective risk management models and related management tools. The internal VaR model used by Itaú Unibanco Holding considers a one-day holding period and a 99.0% confidence level. Volatilities and correlations are estimated based on a “volatility weighting” methodology that confers higher weight to the most recent information.

Market risk control is managed by a group that is independent from our “risk origination” business units, and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to responsible individuals and units, according to established governance requirements, and monitoring the necessary actions to readjust the position and/or level of risk. For this purpose, there is a structured process of communication and information flow, which aims at providing information to the Superior Committees and ensuring compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Itaú Unibanco Holding’s market risk management framework is subject to the governance and hierarchy of its committees, with specific limits and established authorities. These range from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. They help ensure the effectiveness and coverage of control, limits are calibrated based on projections of future balance sheets, stockholders’ equity available to support trading activities, and the risk profile of each organizational entity (defined in terms of risk measurement as used within the risk management process). Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant board and management committees.

The structure of limits and alerts follows our board guidelines. These are approved by the Superior Risk Policies Committee (CSRisc), after endorsement by the Superior Institutional Treasury Committee (CSTI). The limits are reviewed at least annually.

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

Liquidity risk management is overseen by the Superior Institutional Treasury and Liquidity Committee (CSTIL), which analyses current and expected levels of liquidity and establishes limits related to liquidity, including the maximum levels of liquidity mismatch based on maturities and currencies and minimum levels of reserves in domestic and foreign currencies. It also establishes policies for raising and investing funds in the national and international markets and strategies for funding our portfolios. This committee reports to the Superior Risk Policies Committee (CSRisc) and oversees the Institutional Treasury Management Committee, which is responsible for setting limits regarding liquidity risk and developing criteria and models for liquidity risk assessment. In addition, the Cash Committee is responsible for implementing and controlling the established strategies for liquidity risk control.

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

Pursuant to the requirements of CMN Resolution No. 2,804, of December 21, 2000 and Central Bank Circular No. 3,393, of July 3, 2008, we deliver our Liquidity Risk Statements (DRL) to the Central Bank monthly and the following items are regularly prepared and submitted to senior management for monitoring and support:

•	Different scenarios for liquidity projections;

•	Contingency plans for critical situations;

•	Reports and charts to enable monitoring risk positions;

•	Evaluation of funding costs and alternatives for funding sources; and

•	Tracking and control of funding sources by counterparty type, maturity and other aspects.

Credit Risk Management

Credit risk is defined as the possibility of losses associated with: (i) the failure by the borrower or counterparty to fulfill its respective financial obligations under agreed upon terms; (ii) the depreciation of the borrower’s credit-worthiness arising from a rating downgrade; (iii) the partial payment of any amounts owed to the lender; (iv) conferring an undue benefit to a counterparty upon renegotiation of an agreement or (v) collection costs arising from enforcing an agreement or guarantee.

In line with the principles of CMN Resolution No. 3,721, of April 30, 2008, our credit risk management structure and institutional guidelines are approved by our board and are applicable to companies and subsidiaries in Brazil and abroad. Our credit risk management structure is designed to create value for our shareholders through the analysis of risk-adjusted returns, focusing on maintaining the quality of loan portfolios at appropriate levels for each market segment in which we operate.

In order to calculate credit risk we consider the client’s or counterparty’s probability of default (PD), the estimated value of the exposure at default (EAD) and loss given default (LGD), as well as single-creditor and industry-level credit concentration. The assessment and monitoring of these risk components is a part of our process for granting credit, managing portfolios and defining limits contributing to a diversified borrower distribution.

Our credit policy is developed on the basis of internal factors, such as borrower rating criteria, performance and evolution of portfolio, default levels, return rates, and the allocated economic capital, as well as external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

The governance of our credit risk management is conducted through executive committees and the Superior Credit Committee (CSC). The executive committees evaluate competitive market conditions, define our credit limits, review control practices and approve policies and actions within their respective authorities. Our credit risk management structure also encompasses a communication and reporting process, including the disclosure of institutional guidelines on credit risk management. The highest authority for credit lending approval is the Superior Credit Committee (CSC), and its main responsibilities include: (i) analyzing and deciding on credit proposals that are beyond the authority of the credit commissions and committees of the business units and the intermediate authority level; and (ii) analyzing and deciding on credit policies or changes in maximum credit authority levels of the related business units and the intermediate authority commission. The description of the credit risk management structure is contained in a publicly available report, approved by our board of directors.

Our credit risk control is carried out by our independent risk control unit, segregated from the business units and the internal audit unit, as required by current regulation. With respect to the credit risk control processes, this independent risk control unit has the following responsibilities, among others:

•	Preparation of institutional guidelines for credit risk control;

•	Model development governance;

•	Validation of credit risk models;

•	Evaluation of credit policies;

•	Monitoring allowance for loan losses;

•	Evaluation and approval of new products;

•	Assessment of the portfolio’s risk and return parameters;

•	Consolidated portfolio monitoring;

•	Calculation and monitoring of our regulatory capital.

Our independent risk control unit evaluates the impact of creating or modifying our credit policies or products, before their implementation, in order to identify and quantify uncertainties inherent in each business unit. This evaluation process seeks to enable us to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

The credit rating for our wholesale transactions is based on information such as economic and financial conditions of the potential borrower, its cash-generating capabilities, the company group to which it belongs, and the current and prospective situation of the industry in which it operates. The credit proposals are analyzed on a case-by-case basis, as part of our approval structure.

With respect to our retail transactions (individuals, small and medium businesses), the process of measuring and managing credit risk is done through quantitative rating models, referred to as credit scoring models. These models are divided into two types: application and behavior scores. The application score is used in the beginning of a customer’s relationship with us, while the behavior score model is used in managing the risk of customers who already have a relationship with us. The purpose of these models is to predict the default risk of the borrowers, based on the characteristics and credit behavior history of Itaú Unibanco Holding’s customers. The models also incorporate credit exposure information of the customers with other banks (e.g., information from Central Bank’s database). The borrowers classification is updated on a monthly basis and is used for the automated establishment of credit limits, renewals of operations, definition of pre-approved product offers and maximum number of installments allowed within credit operations. Specific cases may be analyzed on an individual basis.

We seek to strictly control our credit exposure to clients and counterparties, taking action to remediate occasional situations in which our actual exposure exceeds the desired one. In these cases, a series of contractual provisions may be enforced, such as the right to demand early payment or requirement of additional collateral.

Mitigating Instruments

As part of our framework for credit risk control, we have an institutional guideline that sets out the general rules and responsibilities related to the use of guarantees. Additionally each business unit formalizes the use of guarantees in their credit policies.

We use guarantees in order to increase our collection capacity in operations with credit risk. These guarantees may be personal guarantees, secured guarantees, legal structures with mitigating power and netting agreements, as permitted by applicable rules and regulations. Our policy is that any guarantees that impacts mitigation, allocation and provision of capital must be legally valid, enforceable and periodically reassessed.

We also use credit derivatives, such as single name credit default swaps, to mitigate the credit risk of our securities portfolio. We price these instruments based on models that use the fair market value inputs, such as credit spreads, recovery rates, correlations and interest rates.

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

In line with the principles established by the CMN, we established an operational risk management policy, which was approved by our audit committee and ratified by the board of directors. The operational risk management policy is applicable to Itaú Unibanco Holding. This policy is comprised of a set of principles, procedures and guidelines for the management of products, processes and systems’ risks, taking into consideration their nature and complexity. The operational risk management policy defines procedures for identifying, assessing, measuring, responding to, monitoring and reporting with respect to operational risk, as well as the roles and responsibilities of participant in the process.

Since July 1, 2008, the Central Bank has required financial institutions to allocate capital for operational risk, based on Basel II operational risk capital requirements guidelines. Itaú Unibanco Holding has adopted the Alternative Standardized Approach (“ASA”). See “Item 5B. — Liquidity and Capital Resources — Capital.”

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

Funding

Main Sources

'Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2012, total deposits amounted to approximately R$243,200 million, representing 35.7% of total funding. As of December 31, 2011, total deposits amounted to approximately R$242,636 millions, representing 42.3% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2012 and 2011 accounted for 17.2% and 25.2% of total funding, respectively.

'The following table sets forth a breakdown of our sources of funding as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	243,200	35.7	242,636	42.3	202,688	39.9
Demand deposits	34,641	5.1	28,932	5.0	25,537	5.0
Investment deposits	-	-	-	-	-	-
Savings deposits	83,451	12.3	67,170	11.7	57,899	11.4
Time deposits	117,232	17.2	144,469	25.2	116,416	22.9
Interbank deposits	7,601	1.1	2,065	0.4	1,930	0.4
Other deposits	275	-	-	-	906	0.2
Securities sold under repurchase agreements	267,405	39.3	185,413	32.3	199,657	39.2
Interbank market debt	97,073	14.5	90,498	15.6	62,599	12.1
Mortgage notes	227	-	244	-	302	0.1
Real estate credit bills	13,296	2.0	15,751	2.7	8,736	1.7
Agribusiness credit bills	5,321	0.8	3,284	0.6	2,774	0.5
Financial credit bills	18,695	2.8	14,308	2.5	2,466	0.5
Import and export Financing	23,053	3.4	21,452	3.7	15,455	3.0
Onlending-domestic	36,048	5.4	35,459	6.1	31,689	6.1
Other	433	0.1	-	-	1,177	0.2
Institutional market debt	72,028	10.5	54,807	9.6	44,513	8.8
Debentures	1,569	0.2	1,039	0.2	1,384	0.3
Subordinated debt	55,179	8.1	39,715	6.9	34,487	6.8
Foreign borrowings through securities	15,280	2.2	14,053	2.5	8,642	1.7
Total	679,706	100.0	573,354	99.8	509,457	100.0

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2012, 2011 and 2010:

(in millions of R$)
	2012
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	34,916	-	-	-	34,916
Demand deposits	34,641	-	-	-	34,641
Other deposits	275	-	-	-	275
Interest bearing deposits	98,462	24,412	17,868	67,542	208,284
Savings deposits	83,451	-	-	-	83,451
Time deposits	12,369	20,861	16,667	67,335	117,232
Interbanks Deposits	2,642	3,551	1,201	207	7,601
Total	133,378	24,412	17,868	67,542	243,200

(in millions of R$)
	2011
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	28,932	-	-	-	28,932
Demand deposits	28,932	-	-	-	28,932
Other deposits	-	-	-	-	-
Interest bearing deposits	98,754	19,849	11,920	83,181	213,704
Savings deposits	67,170	-	-	-	67,170
Time deposits	30,918	19,167	11,475	82,909	144,469
Interbanks Deposits	666	682	445	272	2,065
Total	127,686	19,849	11,920	83,181	242,636

(in millions of R$)
	2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	25,537	-	-	-	25,537
Demand deposits	25,349	-	-	-	25,349
Other deposits	188	-	-	-	188
Interest bearing deposits	74,486	17,550	21,981	63,134	177,151
Savings deposits	57,899	-	-	-	57,899
Investment deposits	906	-	-	-	906
Time deposits	15,332	16,714	21,476	62,894	116,416
Interbanks Deposits	349	836	505	240	1,930
Total	100,023	17,550	21,981	63,134	202,688

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Retail	20.5%	19.0%	15.0%
Itaú Personnalité	16.2%	18.2%	27.7%
Middle market	37.7%	40.7%	43.3%
Corporate	25.6%	22.1%	14.0%
Total	100.0%	100.0%	100.0%

Other Sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. These borrowings are primarily in the form of credit lines that are directed by government agencies to specific sectors targeted for economic development through private banks. As of December 31, 2012, we participated as on-lender in BNDES and FINAME financed transactions valued at approximately R$36,048 million. See “— Itaú BBA.”

We obtain U.S. dollar-denominated lines of credit from our affiliates, including IU Holding Grand Cayman Branch, Banco Itaú Chile and Itaú BBA Nassau Branch to provide trade finance funding for Brazilian companies. As of December 31, 2012, our total import and export funding was approximately R$23,053 million.

In addition, we obtain foreign currency funds from the issuance of securities in the international capital markets, either by borrowing privately or by issuing debt securities generally to on-lend these funds in Brazil to Brazilian companies and financial institutions. These on-lending transactions are usually denominated in reais and are indexed to the U.S. dollar. As of December 31, 2012, we had approximately R$15,280 million outstanding of structured and financial transactions. Our international operations including the IU Holding Grand Cayman-Branch, Itau BBA International, Banco Itaú Chile, Itaú Unibanco´s Grand Cayman and Itaú BBA’s Nassau Branch, represent further funding vehicles for us, being responsible for issuing securities and establishing programs for the issuance of several financial instruments. See “— International Operations — Other International Operations.”

We also generate additional funds for our operations through the resale to our customers of securities issued by us and previously held in treasury. Our customers have the right to sell these securities back to us at their option before the maturity date. We pay interest on these securities funds at variable rates based on the Interbank Deposit Certificate. As of December 31, 2012, total funding under this financial product amounted to R$267,405 million.

Technology

We are committed to offering the most advanced technology for the convenience of our customers. Therefore, we continuously invest in the development and improvement of our systems.

In 2012, our IT budget consisted of approximately R$3,400 million in expenditures, including application development, and R$1,900 million in investments, with 6,869 employees.

During 2012 for improving, growing and modernizing our IT operations, necessary to meet our expected growth, was rebuilt the command center for IT operations in the Itaú Unibanco Technology Center building, in the city of São Paulo. This will control all IT resources of the bank, until the full conclusion of the new Data Center in Mogi Mirim, São Paulo. It will promote synergy between traditional processes such as operations with datacenter monitoring services, facilities monitoring, telemetry and governance. This integration is expected to improve our IT operation’s management.

On January 27, 2012, we announced the construction of a new technology center in which we will concentrate our data processing and storage equipment and is intended to become our main technology hub (the “Data Center”). The Data Center will be set up on a 815,000-square-meter site in the city of Mogi Mirim, São Paulo representing an investment of approximately R$800 million for the first phase of the project (building). The project is scheduled to be completed in 2015 and will feature approximately 60,000 square meters of floor area and employ close to 400 direct employees on-site.

We have workplace contingency and disaster recovery processes for our main businesses. The back-up site is located in Campinas, São Paulo. Both our primary and secondary data centers have dedicated uninterruptible power systems and generators that are designed to start automatically whenever a power outage occurs.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2012, there were 136 multiple-service banks, 22 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As of September 30, 2012, these banks accounted for 40.7% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks, which has increased recently. As of September 30, 2012, Banco do Brasil S.A. (“Banco do Brasil”), Caixa Econômica Federal (“CEF”), and BNDES, ranked first, fourth and fifth in the banking sector, respectively, accounting for 42.9% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets:

	As of September 30, 2012(*)
	In billions of R$	% of Total Assets
Banco do Brasil(**)	1,046.5	19.0
Itaú Unibanco Holding	901.4	16.4
Bradesco	741.6	13.5
CEF	673.5	12.2
BNDES	642.3	11.7
Banco Santander	453.1	8.2
HSBC	143.1	2.6
Banco Votorantim	114.1	2.1
Safra	92.6	1.7
BTG Pactual	85.6	1.6
Citibank	63.4	1.2
Banrisul	44.9	0.8
Credit Suisse	35.9	0.7
Deutsche	33.1	0.6
Others	434.1	7.9
Total	5,505.1	100.0

(*) Based on banking services, excluding insurance and pension funds.

(**)Includes the consolidation of 50.0% of Banco Votorantim S.A. based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim S.A..

Source: Central Bank, 50 Largest Banks and the Consolidated Financial System (September 2012).

Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 14.5% based on total loans as of November 2012, positioning us at third place in the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 27.0% of the Brazilian market share as of November 2012.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 21.4% over the last three years, as of June 30, 2012, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies, are restructuring their offerings to adjust to lower levels of interest rates and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management Competition in Brazil

While the Brazilian asset management industry has grown in recent years by focusing on various client segments, activity is still dominated by commercial banks. According to ANBIMA, the asset management industry reached total assets of R$2,261 billion in the end of 2012, with competition focused on large and well-established retail banks. With respect to institutional clients, new foreign players are now present in Brazil, while niche players are present in the private banking business

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are related to large commercial banks, such as Bradesco, Banco do Brasil, CEF and Banco Santander. As of December 31, 2012, this industry consisted of approximately 117 insurance companies of various sizes, including 28 conglomerates and 36 independent companies. The Porto Seguro Alliance resulted in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had 13.2% of the Brazilian market share based on insurance premiums for the year ended December 31, 2012.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Banco Santander.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namely Banco Citibank, Credit Suisse Hedging Griffo, HSBC, Banco JP Morgan S.A., Banco Morgan Stanley and Banco Santander.

Itaú BBA also has a leading position in the Treasury Services market, where its main challengers are Banco do Brasil, Banco Santander and Bradesco. In 2012, Itaú BBA was chosen by Euromoney as the “Best Bank for Cash Management in Brazil” and is among the top three in the category “Best Regional Cash Management Latam.”

In investment banking, Itaú BBA’s main competitors include Banco Santander, Credit Suisse Hedging Griffo, Bank of America Merrill Lynch, Banco Morgan Stanley, Banco JP Morgan, Bradesco and Banco BTG Pactual. In 2012, Itaú BBA ranked in a top-one or two position in each of equity capital markets, debt capital markets and mergers and acquisitions.

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

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964 (the “Banking Reform Law”). The Banking Reform Law regulates the national financial system, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies, promoting economic and social development, as well as for the operation of the financial system. This law confers on the CMN powers to set the loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank over issuing banknotes and setting reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

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

The Central Bank

The Central Bank is responsible for implementing the policies established by the CMN, related to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil subject to ratification by the Brazilian senate, to perform his duties for an indefinite term. Since January 2011, the president of the Central Bank has been Mr. Alexandre Antônio Tombini.

The CVM

The CVM is the federal agency responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework enacted by the CVM in accordance with CMN guidelines. The CVM also regulates capital market participants, such as companies whose securities are traded on the Brazilian securities markets, investment funds, investors, financial intermediaries and others such as securities custodians, asset managers, independent auditors, securities analysts and consultants.

SUSEP

The SUSEP, a body subject to the Ministry of Finance, established by Decree Law No. 73, enacted on November, 21, 1966, is responsible for the supervision and control of insurance, open private pension plans, capitalization and reinsurance businesses in Brazil.

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

In addition, the private financial sector includes consumer credit companies (financeiras), securities dealerships (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad), any merger, acquisition, corporate reorganization or change of control, and the election of directors, officers or audit committee members of financial institutions must be approved by the Central Bank.

Central Bank approval is necessary to enable a financial institution to merge with, or acquire, another financial institution or for any corporate reorganization or change of control of financial institutions. On August 2, 2012, the Central Bank enacted Resolution No. 4,122, which revoked and substituted, with certain amendments, Resolutions 3,040 and 3,041, both dated November 28, 2002.  In general terms, Resolution No. 4,122 created additional tools for the Central Bank, allowing it to perform a more complete and qualitative review of the authorization processes submitted for analysis of organization, operation, corporate reorganizations and changes of control of financial institutions, and the cancellation of such authorizations, as well as for the election process of directors, officers and audit committee members. Additionally, on March 29, 2012, the Central Bank enacted Resolution No. 4,062, which amends Resolution No. 2,723, dated as of May 31, 2000 and sets forth that any direct or indirect equity interest by financial institutions in any company located in Brazil or abroad, or the increase thereof, must be previously authorized by the Central Bank, other than (i) equity interests typically held in the investment portfolios of investment banks, development banks,  development agencies (agências de fomento) and multiservice banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution. The Central Bank will only authorize such equity interest in companies whose corporate purpose is complementary or subsidiary to the activities carried out by the investing financial institution.

See also “— Antitrust Regulation.” The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and mandatory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank. Publicly held financial institutions must also submit annual and quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. A financial institution and the corporate entities or individuals which control such financial institution have a duty to make available for inspection by the Central Bank its corporate records and any other document which the Central Bank may require in order to carry out its activities.

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

Brazilian legislation closely tracks the provisions of Basel II standardized or basic approaches for credit, market and operational risks. Among the key differences between Brazilian legislation and Basel II are:

•	The minimum ratio of capital to assets determined on a risk-weighted basis is 11.0%;

•	The risk-weighting assigned to certain assets and off-balance sheet exposures differs slightly from those set forth in Basel II, including a risk weighting of 300.0% on deferred tax assets other than temporary differences, and certain types of lending to individuals;

•	The ratio of capital to assets of 11.0% mentioned above must be calculated according to two different methods: by consolidating only our financial subsidiaries and on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity; (ii) power to elect or dismiss the majority of the management of the invested entity; (iii) operational control of the invested company characterized by common management; and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes;

•	Since July 1, 2008, the Central Bank has required financial institutions to set aside a portion of their equity to cover operational risk based on Basel II’s guidelines on operational risk capital requirements. Itaú Unibanco Holding has opted for the ASA, which requires a financial institution to set aside 12.0% to 18.0% of its financial intermediation average gross income or a percentage of its average volume of loans, depending on the line of business, according to regulatory classification, to cover operational risks; and

•	Undisclosed or “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian law and regulation.

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

Regulatory capital is represented by the sum of Tier 1 Capital and Tier 2 Capital and, together with the deductions described in note 33 to our consolidated financial statements, is taken into consideration for the purposes of defining the operational limits of financial institutions.

On March 4, 2013, the Central Bank enacted Circular No. 3,648, which establishes the minimum requirements for the use of internal credit risk classification systems in the calculation of the required regulatory capital, as set forth in Resolution No. 3,490.

Basel III Framework

On December 16, 2010, the Basel Committee issued its new Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

The Basel III framework will require banks to maintain: (i) a minimum common equity capital ratio of 4.5%; (ii) a minimum Tier 1 Capital ratio of 6.0% and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III will require a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee proposed to phase in the three basic minimum requirements first, beginning on January 1, 2013, with a longer period for banks to comply with the capital conservation buffer, the “countercyclical buffer” and other requirements, beginning on January 1, 2016.

Basel III also introduces a new leverage ratio. A supervisory monitoring period began on January 1, 2011 and a parallel semi-annual testing run period of a minimum Tier 1 Capital leverage ratio of 3.0% began on January 1, 2013 and will run until January 1, 2017. Basel III will require banks to disclose their leverage ratio and its components beginning January 1, 2015.

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

In relation to liquidity, Basel III implements a liquidity coverage ratio (“LCR”) and a net stable funding ratio (“NSFR”). The LCR will require affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding a bank will be required to maintain based on the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Basel III provides for an observation period which began in 2011. On January 7, 2013, the Basel Committee issued a revised version of the LCR requirements. This revised version includes, among other changes, an expansion in the definition of high-quality liquid assets and a revised timetable for the phase-in of the LCR. According to this new timetable, the LCR, including any revisions, will be introduced as a minimum requirement on January 1, 2015. The LCR will begin at 60.0% on January 1, 2015 and will rise in increments of 10 percentage points per year to reach 100.0% on January 1, 2019. The NSFR, including any revisions, will be introduced as minimum standard in 2018.

In addition, on January 13, 2011, the Basel Committee expanded on the Basel III capital rules with additional requirements, also referred to generally as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. These requirements are in addition to the criteria detailed in the Basel III capital rules outlined above. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires an instrument issued by an internationally active bank to have a provision that requires such instruments, at the option of the relevant authority, to either be written off or converted to common equity upon a “trigger event.” A “trigger event” is the earlier of: (i) a decision that a write-off, without which the bank would become non-viable, is necessary, as determined by the relevant authority; and (ii) the decision to make a public sector injection of capital, or equivalent support, without which the bank would have become non-viable, as determined by the relevant authority. The additional requirements apply to all instruments issued after January 1, 2013, depending on the implementation of the framework by each country; otherwise, qualifying instruments which do not comply with the new Basel III requirements and are issued prior to that date will be phased out over a ten-year period, beginning on January 1, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining the systemically important financial institutions (“G-SIFIs”) and the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements by which such additional requirements will be phased in. The assessment methodology is based on an indicator-based measurement approach. The selected indicators reflect a G-SIFI’s (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services they provide; (iv) global, or cross-jurisdictional, activity; and (v) complexity, each of them receiving an equal weight of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1.0% to 2.5% of risk-weighted assets to be met with Common Equity Tier 1 only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased-in in parallel with the “capital conservation” and “countercyclical” buffers between January 1, 2016 and year end 2018, becoming fully effective on January 1, 2019. The Issuer has not been classified as a G-SIFI by the Basel Committee.

On October 11, 2012, the Basel Committee issued a framework for dealing with domestic systemically important banks (“D-SIBs”), which entails a set of principles national regulators could adopt when determining the assessment methodology and the higher loss absorbency requirement for D-SIBs. The D-SIB framework supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. The Central Bank has not yet issued any proposed regulation or official guidance on the assessment methodology or the higher loss absorbency requirement for D-SIBs in Brazil.

No official revision of the phase-in arrangements for the Basel III framework has been made by the Basel Committee (except for the LCR), which phase-in should have begun on January 1, 2013.

Implementation of Basel III in Brazil

On February 28, 2013, the Brazilian government enacted Provisional Measure No. 608 to address certain legislative changes required to enable the implementation of the Basel III framework in Brazil, including modifications to Law No. 12,249, which regulates the issuance of financial bills and modifications to the treatment of tax credits for regulatory capital purposes.

Pursuant to Provisional Measure No. 608, new rules were also issued to adapt financial bills to the Basel III framework, as well as to provide for the possibility of Central Bank limiting payment of dividends and interest on capital by financial institutions if they disregard the capital requirements defined by the CMN. The new rules include the following main features with respect to financial bills:

•	Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer (financial institution), and is subject to the rules indicated below. The issuance of financial bills convertible into equity is subject to the preemptive right of shareholders, except in case of public offerings and other exceptions established in the regulations;

•	In case the financial bills are part of the regulatory capital of the financial institution, suspension of payment of interest in case of non-compliance with capital requirement rules. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Central Bank may determine the conversion of financial bills into equity or extinction of the debt (write-off), and these decisions shall not be considered an event of default and shall not accelerate other debts of the financial institution; and

•	Financial bills may include, as early maturity events, an event of default on the payment of the remuneration of the bill or the dissolution of the financial institution.

On March 1, 2013, the CMN issued four resolutions (one of which, CMN Resolution No. 4,194, does not apply to our business), which were followed by several circulars enacted by the Central Bank on March 4, 2013, all of which detail the implementation of the Basel III framework.

CMN Resolution No. 4,192, CMN Resolution No. 4,193 and CMN Resolution No. 4,195 regulate, among others, the calculation of capital requirements (Common Equity Tier 1 Capital, Tier 1 and total capital requirements), eligibility of instruments to qualify as Tier 1 or Tier 2 Capital, calculation methodology for regulatory capital, the introduction of capital buffers, the definition of “consolidated enterprise level” (conglomerado prudencial) and phase-in and phase-out arrangements.

According to CMN Resolution No. 4,192 and CMN Resolution No. 4,193, Brazilian banks’ minimum total capital ratio is calculated as the sum of three components:

•	Regulatory capital (patrimônio de referência);

•	A capital conservation buffer (to enhance the loss absorption ability of financial institutions); and

•	A countercyclical capital buffer (to address the risk of the build-up of excess credit growth).

Brazilian banks’ regulatory capital continues to comprise two tiers, Tier 1 Capital and Tier 2 Capital, and qualification of financial instruments as Tier 1 Capital or Tier 2 Capital is based on the ability of such instruments to absorb losses at a viable financial institution. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier 2 Capital may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with CMN Resolution No. 4,192’s requirements and a new authorization from the Central Bank is obtained. All instruments that do not comply with these requirements will be phased-out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction is due on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

According to CMN Resolution No. 4,192, in order to qualify as Additional Tier 1 or Tier 2 Capital, an instrument issued by a Brazilian bank must, among other things, have a provision that requires such instrument to be automatically written-off or converted to equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of risk-weighted assets for Tier 1 instruments and 4.5% for Tier 2 instruments, calculated in accordance with the requirements of CMN Resolution No. 4,193; (ii) the decision, as established in a firm irrevocable written agreement, to make a public sector injection of capital, as determined by applicable legislation; (iii) the Central Bank declares the beginning of a special administration regime (Regime de Administração Especial Temporária or “RAET”) or intervention in the issuing financial institution; or (iv) a decision that a write-off or conversion, without which the bank would become non-viable and in order to mitigate relevant risks to the Brazilian financial system, is necessary, as determined by the Central Bank, in accordance with guidance criteria to be established by the CMN (the “regulatory discretionary trigger event”). The additional requirements apply to all instruments issued after October 1, 2013.

Resolution No. 4,193 also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, determining their minimum percentages and which sanctions and limitations will apply in case of non-compliance with such additional requirements. Such limitations include: (i) partial or full inability to pay executives and members of the board their share of variable compensation; (ii) partial or full inability to distribute dividends and interest on equity to shareholders; and (iii) full inability to repurchase their own shares and effect reductions in their share capital. Under CMN Resolution No. 4,193, capital requirements will be increased in 2019 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure, with phase-in of such modifications beginning on October 1, 2013. The composition of a financial institution’s risk-weighted assets is also described in Resolution No. 4,193 and the risk categories are detailed and regulated by the Central Bank Circulars enacted on March 4, 2013. For further details on the detailed calculation of risk-weighted assets, please see “Item 5B. Liquidity and Capital Resources.”

The following table presents the schedule for implementation by the Central Bank of the principal changes related to capital adequacy and leverage requirements under Basel III according to CMN Resolution No. 4,193.

	From October 1,	From January 1,
	2013	2014	2015	2016	2017	2018	2019
Common equity tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1 capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Capital conservation buffer	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical capital buffer	-	-	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%

CMN Resolution No. 4,195 defines the entities that compose the “consolidated enterprise level” (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements of the consolidated enterprise level, as defined therein. Such financial statements must also be subject to audit by external auditors on a semi-annual basis. According to CMN Resolution No. 4,192, capital requirements will, as of January 1, 2014, be applied at the consolidated enterprise level (conglomerado prudencial), as determined by CMN Resolution No. 4,195.

Also as part of the implementation of the Basel III framework, on June 30, 2011 the CMN enacted Resolution No. 3,988, which sets forth that Brazilian financial institutions shall implement a structure of capital management compatible with the nature of their transactions, the complexity of the products and services they offer, as well as with the extent of their exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting goal and capital planning in order to anticipate capital needs due to changes in market conditions. Financial institutions shall provide to the general public a report describing the structure of their capital management at least on an annual basis.

Until the resolutions issued on March 1, 2013 and the circulars issued on March 4, 2013 come into effect (on July 1, 2013, in the case of CMN Resolution No. 4,195, and on October 1, 2013, in the case of the other resolutions and circulars), the existing capital rules described above under “— Capital Adequacy and Leverage/Regulatory Capital Requirements” continue to be in force.

Further Details on Provisional Measure No. 608´s effects

Pursuant to CMN Resolution No. 4,192, Common Equity Tier 1 Capital is reduced by tax credits due to temporary differences, among other items. These tax credits, which are tax credits for accounting purposes, depend on future profits to be realized and may, in the future, reduce taxation levied on profits. Allowances for loan and lease losses represent one of the most significant of such temporary differences.

In order to reduce the negative impact of such reductions to Common Equity Tier 1 Capital, Provisional Measure No. 608 allows financial institutions to replace such temporary differences related to allowances for loan and lease losses with a presumed credit, cashable against the national treasury. Temporary differences related to allowances for loan and lease losses are also automatically replaced with a presumed credit when a financial institution undergoes liquidation or bankruptcy. As a result, financial institutions should be able to reduce their tax credits due to temporary differences which depend of future profits for their realization (accounting tax credits) and, consequently, negative impacts on Common Equity Tier 1 Capital. The presumed credit created by Provisional Measure No. 608, on the other hand, does not reduce the regulatory capital as it is not an accounting tax credit that depends on future profits. The use of presumed credits is expected to be further regulated by the Brazilian Revenue Office and the Central Bank during 2013.

Implementation of Basel III in Brazil — Expected Future Rules

A maximum leverage ratio of 3.0% is expected to apply to Brazilian banks beginning January 2018, with certain disclosure requirements applicable from January 1, 2015. A LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are expected to apply to Brazilian banks beginning January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements applicable beginning January 15, 2012. None of CMN Resolution No. 4,192, CMN Resolution No. 4,193, CMN Resolution No. 4,195 and the Circulars enacted by the Central Bank on March 4, 2013 address liquidity ratio requirements and the Central Bank has not yet officially announced its position on liquidity regulation, including whether the implementation of the LCR in Brazil would follow the modified phase-in arrangements set by the Basel Committee in January 2013.

The Central Bank and the CMN are also expected to enact regulation in the near future on (i) the assessment methodology or the higher loss absorbency requirement for D-SIBs in Brazil and (ii) the criteria to be used by the Central Bank as guidance in considering the use of its authority under CMN Resolution No. 4,192 to declare a regulatory discretionary trigger event.

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

Reserve requirements, certain deductibility criteria and mandatory application of moneys in certain financing transactions applicable to demand deposits are currently regulated by CMN Resolution No. 4,096, of June 28, 2012, Circular No. 3,632, dated February 21, 2013, as amended, by Circular 3,573, of January 23, 2012, as amended, and by Circular No. 3,622, enacted on December 27, 2012. Resolution 4,096 establishes the minimum mandatory investment criteria for a percentage of a financial institution’s demand deposit outstanding balance. Circular 3,632 consolidated and redefined demand deposit reserve requirements applicable to commercial banks, multiservice banks and investment banks. Circular 3,573 allows for certain additional deductibility criteria. Circular 3,622 sets forth additional rules in respect of compliance with the requirements over demand deposits. Key features of Resolution 4,096, Circular 3,632, Circular 3,573 and Circular 3,622 include the definition of:

•	The percentage of demand deposit requirements that may be deducted in connection with rural credit financing with agricultural and cattle funding contracted in certain predefined periods (which is currently limited to 5.0% of the total requirement and limited to loans contracted in the period from January 1, 2012 to September 30, 2012);

•	The minimum requirement for financial institutions to invest a predetermined percentage of their total demand requirements in rural credit transactions (which is currently established at 34.0% of the total demand reserve requirements (Valor Sujeito a Recolhimento);

•	The percentage of the deposit requirement set forth in Circular No. 3,622 that may be deducted from the amount corresponding to the updated outstanding balance of the loans granted as of December 21, 2012 and which are in accordance with certain criteria established for the sub-programs of Resolution No. 4170, dated December 20, 2012 (which is currently limited to 20% and only applies to financial institutions which, in September 2012, had Tier 1 Regulatory Capital above R$6 billion).

Pursuant to Circular 3,632, as a general rule, banks are currently required to deposit 45.0% of the sum of the arithmetic average balance of demand deposits, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, and proceeds from the realization of guarantees in excess of R$44 million. However, up until the calculation and compliance periods beginning (i) on June 2, 2014 and June 18, 2014, respectively, for institutions classified by the Brazilian Central Bank as Group A institutions for purposes of demand deposits, and (ii) on June 9, 2014 and June 25, 2014, respectively, for institutions classified by the Brazilian Central Bank as Group B institutions for purposes of demand deposits, the applicable rate shall be 44%. The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week. At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period. The arithmetic average of the balance of such account of the institution during the period of required deposit should correspond to 100% of the required deposit calculated for the respective period.

Reserve requirements and mandatory application of moneys in certain financing transactions applicable to savings deposits are currently regulated by CMN Resolution No. 3,932, of December 16, 2010 and/or Circular No. 3,093, dated March 1, 2002, as amended. Resolution 3,932 establishes the minimum mandatory investment criteria for a percentage of a financial institution’s savings deposit outstanding balance. Circular 3,093 consolidated and redefined savings reserve requirements applicable to commercial banks, multiservice banks with a real estate portfolio, real estate credit companies (sociedades de crédito imobiliário) and savings banks. Key features of Resolution 3,932 and Circular 3,093 include the definition of:

•	The rate and the basis for calculation of the total savings deposit reserve requirements (Valor Sujeito a Recolhimento), which is currently 20.0% of the arithmetic average of the outstanding amounts of savings deposits defined therein over a predetermined period;

•	The mandatory application by financial institutions receiving savings deposit of a predefined percentage of their savings deposits in real estate financing (which is currently established at 65.0% of the total savings deposits balance); and

•	The interest rate applicable to reserve requirements paid by the Central Bank over a predetermined percentage of the total savings deposits reserve requirements (currently, 100.0% of the savings deposits reserve requirements are eligible to earn interest, as set forth by Circular 3,093).

Additionally, Law No. 8,177, of March 1, 1991, which established rules for return on savings accounts, was amended by Provisional Measure No. 567, dated May 3, 2012 (converted into Law No. 12,703 on August 8, 2012). Provisional Measure No. 567 created new rules regarding return on deposits in savings account, setting forth that it will be 70.0% of the monthly equivalent of the annual SELIC rate plus the variation of the reference rate (Taxa Referencial or “TR”) whenever the SELIC rate equals or is lower than 8.5% per year. In case the SELIC rate is greater than 8.5% per year, return on deposits in savings accounts will be fixed at 0.5% per month plus the variation of the reference rate. Also in this respect, on May 30, 2012, the Central Bank enacted Circular No. 3,595, which set out the formula used to calculate return on deposits in savings accounts.

Reserve requirements and deductibility criteria applicable to time deposits are currently regulated by Circular No. 3,569, dated December 22, 2011, as amended. Circular 3,569 consolidated and redefined term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. Key features of Circular 3,569 include the definition of:

•	The rate and the basis for the calculation of the total time deposit reserve requirements (Valor Sujeito a Recolhimento), which is currently 20.0% of the average outstanding amounts of certain time deposits defined therein over a predetermined period, as well as the predefined authorized deductions (which varies considering the consolidated Tier I Capital of each institution in question);

•	The percentage of term deposit reserves eligible to earn interest as overnight deposits with the Central Bank (which is currently limited to 50.0% of the total requirements);

•	The percentage of term deposit requirements that may be deducted in connection with the acquisition of financial bills, credit portfolios and certain other assets issued or originated by eligible financial institutions (which is currently limited to 50.0% of the total requirements);

•	Certain other assets originated by the financial institution itself that may be deducted from the reserve requirements (which currently includes, for instance, certain credit facilities for the financing and leasing of motorcycles); and

•	Criteria for a financial institution to be deemed an “eligible financial institution” for the purposes of item (ii), above (which currently comprises several combined criteria such as, but not limited to, having a consolidated Tier 1 Capital of less than R$3.5 billion and a time deposit to total liabilities ratio of at least 20.0%).

Pursuant to Circular 3,655, dated March 27, 2013, the Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations. These institutions are required to deposit on a weekly basis the total sum of the following amounts: (i) 11.0% of the arithmetic average of funds from time deposits subject to the reserve requirement; (ii) 10.0% of the arithmetic average of funds from savings accounts subject to the reserve requirement; and (iii) 0% of the arithmetic average of funds from demand deposits subject to the reserve requirement. These amounts must be discounted from: (i) R$3 billion for financial institutions with consolidated Tier 1 Capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 Capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 Capital between R$5 billion and R$15 billion, and (iv) zero for financial institutions with regulatory capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100.0% of the additional reserve requirement.

All these regulations are frequently amended by the Central Bank in accordance with the economic scenario and response to changing views of Brazilian monetary policy. As of December 31, 2012, we had required reserves funded in cash of R$63,701 million compared to R$98,053 million as of December 31, 2011, of which R$57,253 million and R$92,323 million, respectively, earn interest.

Foreign Currency Exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital, in accordance with CMN Resolution No. 3,488, of August 29, 2007.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN Resolution No. 2,669, of November 25, 1999, the Central Bank prohibits Brazilian financial institutions, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

In accordance with the CMN Resolution No. 2,844, of June 29, 2001, a financial institution, on a consolidated basis, may not extend loans or advances, grant guarantees, enter into credit derivative transactions, underwrite or hold in its investment portfolio securities of any customer or group of affiliated customers that, in the aggregate, exceed 25.0% of the financial institution’s regulatory capital.

Treatment of Past Due Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements and under Brazilian GAAP, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by management of those financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified with more detail in the table below:

Classification(1)	AA	A	B	C	D	E	F	G	H
Allowance %	0%	0.5%	1%	3%	10%	30%	50%	70%	100%
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1)	Our credit classification also takes into account the customer´s credit profile, which may negatively impact the past due classification.

Under IFRS, allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance by multiplying the probability of default by the client or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each transaction, as described in note 2.4(g) VIII to our consolidated financial statements. The risk levels strong, satisfactory, higher risk, and impairment are determined based on the probability of default, following an internal scaling, as set out in note 36 to our consolidated financial statements.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with article 9 of Law No. 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with CMN Resolution No. 3,844, of March 24, 2010. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but the inflow of funds to, deriving from or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 360 days is subject to the IOF/FX tax, at a rate of 6.0%. However, if the average minimum term of the loan is longer than 360 days, the IOF/FX tax is reduced to zero. Moreover, if a loan transaction with a minimum term longer than 360 days is settled partially or completely before completion of the 360 days term, the IOF/FX tax would be 6.0%, plus interest and penalty.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to the prior registration with the Central Bank.

Financial institutions may also grant loans in foreign currency, or indexed to the fluctuation of a foreign currency, to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered commercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. On December 4, 2012, for instance, the Central Bank issued Circular No. 3,617, which amended Brazilian regulations on foreign exchange markets and international capital flows and lessened some previously established limitations imposed on export financings by, among other changes, extending the maximum term for export financings from 360 to 1,800 days.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency loans in accordance with the economic scenario and the Brazilian monetary policy.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the stockholders’ equity of the relevant institution. There is no current limit to long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with the Central Bank Circular No. 3,401, of August 15, 2008, other institutions within the national financial system are not allowed to have short positions in foreign currency, although there are no limits in respect to foreign exchange long positions.

According to Central Bank Circular No. 3,548, of July 8, 2011, as amended, there is a cash reserve requirement for financial institutions with foreign exchange operations corresponding to 60.0% of the average amount of the last five days foreign exchange short position in excess of US$3 billion.

In accordance with CMN Resolution No. 4,033, of November 30, 2011, banks with regulatory capital exceeding R$5 billion may lend funds raised through external funding activities to (i) Brazilian companies; (ii) their offshore subsidiaries and (iii) foreign companies, provided that the majority of such foreign company’s voting stock belongs to a shareholder that is, directly or indirectly, an individual or legal entity resident or domiciled in Brazil. Resolution No. 4,033 also allows banks to acquire, in the primary market, bonds issued or guaranteed by the above mentioned companies.

Transactions with Affiliates

Under Brazilian Corporate Law, as well as Central Bank and CVM rules, we are required to identify in our financial statements all related party transactions, according to the materiality criteria established by accounting rules. On December 2012, we adopted a Related Party Transactions Policy so as to ensure we are aligned with best practices in corporate governance. See “Item 7B. Related Party Transactions.”

Law No. 7,492, enacted on June 16, 1986, which sets forth crimes against the Brazilian financial system, defines as a criminal offense the extension of credit by a financial institution to any of its controlling shareholders, directors or officers and certain family members of such individuals and any entity controlled directly or indirectly by such financial institution or which is under common control with such financial institution. Violations of Law No. 7,492 are punishable by two to six years of imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the prosecutor’s office.

Brazilian banking laws and regulations also impose prohibitions on the extension of credit or guarantee to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10.0% of the capital. This limitation is also applicable in respect to directors and officers of the financial institution and certain family members of these individuals, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain the prior approval of the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	The Brazilian financial institution must have been in operation for at least six years;

•	The Brazilian financial institution’s paid-in capital and stockholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300.0% of the minimum paid-in capital and stockholders’ equity required by Central Bank regulations for commercial banks;

•	The Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision; and

•	The Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.

Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch to the competent foreign authorities and begin operations within one year, as of the date of approval by such local authority. Failure to fulfill these conditions may result in cancellation of the authorization.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in CMN Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in shares or share-based instruments and at least 40.0% of variable compensation must be deferred as payment for at least three years and is subject to clawbacks, based on the result of the institution and business unit during the period of deferral. These new rules took effect on January 1, 2012 and are applicable to compensation of directors and officers based on the services rendered during the year of 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set out in Resolution No. 3,921.

On October 22, 2012, our board of directors approved a compensation policy (as amended on February 28, 2013), proposed by the compensation committee for the members of the management of Itaú Unibanco Holding and its controlled companies, in compliance with the guidelines established by CMN Resolution No 3,921 stated above.

Other

On July 28, 2011 the CMN enacted Resolution No. 3,998, supplemented by Central Bank Circular No. 3,553, both effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (i) payroll loans and (ii) vehicle leases. Under Resolution No. 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (i) name of the assignor and assignee; (ii) name of the financial institution that granted the underlying credit; (iii) certain information with respect to the credit transaction being assigned (e.g., identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (iv) details of the credit assignment transaction (e.g., amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved). Such registration must be made before a clearing house duly authorized to act as such by the Central Bank.

On June 13, 2012, the Central Bank approved a public hearing for the proposal of two new resolutions regarding (i) the social and environmental responsibility policy of financial institutions and other institutions authorized to operate by the Central Bank; and (ii) the preparation and disclosure of a social and environmental responsibility report. The proposed resolutions, if approved, may require the consideration of social and environmental issues in the management and business strategies of financial institutions, with the objective of improving the existing regulation and promoting the efficiency of the Brazilian financial system by means of sustainable development. The public comment period ended on September 11, 2012. The Central Bank has not yet enacted the final versions of these resolutions, but is expected to do so in the near future.

Law No. 12,414, dated June 9, 2011, as regulated by Decree No. 7,829, dated October 17, 2012, established rules for the organization and consultation of databases compiling credit history information of individuals and legal entities. On December 20, 2012, the Central Bank enacted Resolution No. 4,172, which regulates the provision of credit history information by financial institutions to such databases and the disclosure of such information, which are subject to the express request or authorization by the client. Financial institutions and other institutions which are subject to the Central Bank’s regulation must carry out the necessary operational adjustments no later than August 1, 2013 to comply with Resolution No. 4,172.

Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

The insolvency of financial institutions remains governed by specific regimes set forth in Law No. 6,024, enacted on March 13, 1974 and Presidential Decree No. 2,321, of February 25, 1987 (intervention, extrajudicial liquidation and temporary special administration regime, each of which is discussed in further detail below), and is also subject to Law No. 11,101, enacted on February 9, 2005, as amended (the “Brazilian Insolvency Law”), to the extent applicable, on an ancillary basis.

Intervention

The Central Bank may intervene in the operations of a bank in the following circumstances:

•	If there is a material risk for creditors, resulting from mismanagement;

•	If the bank repeatedly fails to remedy material violation of the Brazilian banking laws or regulations after notice of the Central Bank; or

•	If intervention is an alternative to liquidation.

Beginning with the date it is ordered, by the Central Bank, an intervention suspends claims related to payable obligations of the financial institutions, prevents early termination or maturity of obligations of the financial institution, and freezes pre-existing deposits.

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

Extrajudicial liquidation (i) suspends actions or foreclosures related to the financial institution, during which time no other action or foreclosure may be commenced; (ii) accelerates the term of its obligations; and (iii) interrupts the statute of limitations with regard to the obligations of the financial institution. In addition, interest ceases accruing on the obligations of the financial institution until all its obligations to third parties are duly paid.

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

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally. The RAET may be imposed by the Central Bank in the following circumstances:

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

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Fundo Garantidor de Crédito (“FGC”), a deposit insurance system, guarantees a maximum amount of R$70,000 of certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same financial group). The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% of the total amount of outstanding balances of the accounts corresponding to guaranteed obligations per month, and certain special contributions, in accordance with CMN Resolution No. 4,087, as amended. Additionally, deposits and any funds raised outside of Brazil are not guaranteed by the FGC, in accordance with CMN Resolution No. 4,087, of May 24, 2012.

In addition, CMN Resolution No. 4,115, of July 26, 2012, authorizes financial institutions to raise funds by means of time deposits guaranteed by the FGC up to a certain amount provided that such deposits (i) have a minimum term of twelve months and a maximum term of thirty-six months; (ii) are not callable before their term; (iii) are backed by a secured interest over assets; and (iv) are limited to an amount assessed considering bank’s Tier 1 reference net worth and bank’s time deposits, whichever is higher, per deposit of the same bank, limited to R$5 billion.

Repayment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, employees’ wages and related labor claims up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankruptcy estate. The payment of unsecured credit, including regular retail customer deposits not payable under the FGC, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. In addition, upon payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the bankruptcy estate and ranks pari passu with other unsecured creditors.

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

Foreign Banks and Foreign Investments

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have a head office offshore), as well as the acquisition of equity interests by foreign financial institutions in Brazilian financial institutions, is prohibited, except when duly authorized by the Brazilian government and by the Central Bank, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government and by the Central Bank, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	Foreign and Brazilian investors must be treated equally, unless legislation states otherwise;

•	Any foreign entity that directly owns shares of Brazilian companies must be registered with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica);

•	Foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank;

•	The Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also, since December 1996 the CMN has specifically authorized the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary. For cases involving the acquisition of shares issued by Brazilian financial institutions, foreign investors must also comply with the registration requirements with the corporate taxpayer registry and with the Central Bank, as described above.

On March 15, 2013, a presidential decree authorized an increase in the limit of foreign ownership of Itaú Unibanco Holding´s common shares, from 7.18% to 30%. We do not expect this to affect our corporate and control structures.

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

In accordance with CMN Resolution No. 3,198, financial statements and financial information of financial institutions must be audited by independent auditors who are (i) registered with the CVM; (ii) certified as banking experts by the CFC and IBRACON; and (iii) meet independence requirements.

In order to maintain their banking certification, the responsible partner and the audit team members with management duties must (i) perform independent audit in financial institutions and attend a continuing professional education program; or (ii) pass a new exam organized by the CFC and the IBRACON within a period not to exceed three years of the last approval.

At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties must rotate. Such former auditors may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN Resolution No. 3,198 also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) any ownership shares of capital or any financial operation, asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists; and (iii) the payment of fees representing at least 25.0% or more of the total annual fees of the independent auditor. Additionally, the audited institution is prohibited from hiring partners and audit team members in management positions that were involved in the audit work for the financial institution for the past 12 months.

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

Under Brazilian law, our financial statements must be prepared in accordance with Brazilian GAAP. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by a financial institution’s independent auditors. CVM Rule No. 381 requires public companies, including financial institutions, to disclose information relating to other services rendered by independent auditors, other than the audit of financial statements if these other services represents 5.0% or more of the fees paid to the independent accounting firm. The information to be disclosed in this circumstance involves type of service, amount paid, and percentage it represents of the fees paid for the audit of financial statements.

Regulation of Presentation of Financial Statements

CMN Resolution No. 2,723, of May 31, 2000, as amended, establishes certain rules on consolidation of financial statements by financial institutions. According to this Resolution, financial institutions, except for credit unions, are required to prepare their financial statements on a consolidated basis, including investments in companies in which they hold, directly or indirectly, solely or jointly; (i) the right to nominate or designate a majority of the company’s board of directors; (ii) the right to appoint or dismiss the majority of the officers and directors of the company; or (iii) operational or corporate control. Such resolution is applied by the Central Bank to us on a group-wide basis.

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

The regulation authorizes financial institutions to collect fees for the performance of specific or differentiated services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific or differentiated services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services; (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination of agreements; (ii) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) subscription to service packages must be through a separate contract; (iv) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) registration fees cannot be cumulatively charged; (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit cards with certain basic services, which was classified as a priority service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512, of November 25, 2010, as amended, established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0%.

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

Finally, CMN Resolution No. 3,919 also established that, as of March 2012, financial institutions must supply, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees, interest, late fees, fines, and other expenses charged over the preceding year with respect to any credit and leasing transactions.

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

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by CMN Resolution No. 2,953, of April, 25, 2002, allowing Brazilian residents to open deposit bank accounts by electronic means, which includes the internet, ATM machines, telephone and other communication channels. This regulation sets forth specific rules on the opening and use of bank accounts via electronic means, including: (i) requirements contained in CMN Resolution No. 2,025, of November 24, 1993, for verification of the identity of the customer; and (ii) transfers of amounts are allowed only between accounts of the same accountholders or in the event of liquidation of investment products and funds, to an account of the same accountholders of the investment products/funds.

On March 26, 2009, the CMN enacted Resolution No. 3,694 requiring that all financial institutions offering products and services to their clients through electronic means must guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

In addition, the Central Bank also permits, under CMN Resolution No. 3,919, the opening of deposit bank and savings accounts, accessed and used exclusively through electronic means. See “— Rules Governing the Collection of Bank and Credit Card Fees” above.

On November 30, 2012, in order to address cybersecurity crimes, the Brazilian government enacted Law No. 12,737, which added the crime of computer hacking to the Brazilian Penal Code, describing the conduct of invading another person’s computing device, connected or not to a network, in violation of security mechanisms and to obtain, tamper or destroy data or information without express or implied consent of the device’s owner, or install anything to gain an unfair advantage.

Anti-Money Laundering Regulations

The Brazilian anti-money laundering law (Law No. 9,613, enacted on March 3, 1998, as amended by Law No. 12,683, enacted on July 9, 2012, the “AML Law”), establishes as a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from criminal acts, subject to imprisonment from three to ten years and a financial penalty.

The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras or “COAF”), which is the Brazilian financial intelligence unit that operates under the Ministry of Finance. COAF has a central role in the Brazilian system of fighting against money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to the AML Law and complementary regulations enacted by the Central Bank, including rules applicable to procedures that must be adopted by financial institutions in the prevention and combat of money laundering and terrorism financing, as a response to the recommendations of the Financial Action Task Force (“FATF”), financial institutions must have internal policies and internal controls procedures in order to:

•	Identify and know their customers, which includes determining whether the customer is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners in the related transaction, if any. These records must be kept up to date;

•	Verify the compatibility between funds movement and a client’s economical and financial capability;

•	Verify the source of funds;

•	Prepare an analysis of new products and services with respect to anti-money laundering issues;

•	Maintain records of all financial services or transactions held on behalf of, or for, a customer. The record system must allow the identification of: (i) any transaction or series of transactions involving amounts that exceed R$10,000 and belong to the same customer, conglomerate or group, in one calendar month; and (ii) operations that reveal a pattern of activity that suggests a scheme to avoid identification;

•	Pay special attention to (i) unusual transactions, or proposed transactions, related to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs, persons from Brazil and countries with which Brazil has a high number of financial and commercial transactions or countries bordering Brazil or with ethnic, linguistic or political ties to Brazil; (iii) evidence of fraud in customer or transaction identification; (iv) customers or transactions involving unidentifiable beneficial owners; (v) operations originated from or destined to countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions must have enhanced monitoring programs, check if a certain customer or transaction must be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer;

•	Inform COAF within one business day from any transaction that is considered suspect by the financial institution, including all cash transactions equal to or above R$100,000, without informing the involved person or any third party;

•	Keep the records referred to above for at least five years or ten years, depending on the nature of information, even after ending a customer relationship or closing a transaction;

•	Define criteria for employee hiring and maintain an employee anti-money laundering training;

•	Establish that anti-money laundering procedures must be complied with by branches and subsidiaries of Brazilian financial institutions located abroad;

•	Establish that the institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it has been organized and licensed, and is object of effective supervision;

•	Monitor transactions and situations which could be considered suspicious for money laundering purposes, aiming to enable the financial institution to properly report the suspicious activity to the COAF;

•	Report to COAF the occurrence of transactions as required under applicable regulations, and also whenever such transactions are not verified;

•	Require clients to inform the financial institution, at least one business day in advance, their intention to withdraw amounts equal to or exceeding R$ 100,000, and

•	Ensure that policies, procedures and internal controls are commensurate with their size and volume of operations.

Non-compliance with any of the obligations indicated above subjects the financial institution and its managers to the following penalties: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering its managers temporarily ineligible, for up to ten years, for the exercise of any functions in financial institutions and (iv) the revocation of the financial institution’s license to operate.

Politically-Exposed Persons

PEPs are public agents who occupy or have occupied a relevant public function (for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials and current or past senior managers in international organizations of any nature), over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their family members and close associates. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval of a more senior staff member than otherwise would be authorized to approve relationships, such as directors, prior to establishing any relationship with those individuals. They must also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all the suspicious transactions to COAF.

Banking Secrecy

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; (iv) the provision by financial institutions and credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to a criminal or other unlawful act; (v) as otherwise expressly allowed by Supplementary Law No. 105, of January 10, 2001; and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

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

The Consumer Defense Code and Banking Client Protection Regulation

On September 11, 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor, or the “CDC”), was enacted to establish rules for consumers’ protection and governs the relationship between product and service providers and consumers. After a long controversy over the extent to which CDC applies to financial services, the Brazilian Supreme Court decided in a final judgment that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank focused their regulation and supervisory role to issues that are specific to financial services, which includes: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsman officer (CMN Resolution No. 3,849); (ii) early liquidation of loans (CMN Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions (CMN Resolution No. 3,517); (iv) liability prevention and control in financial transactions (CMN Resolution No. 3,694); (v) collection of bank fees and commissions (CMN Resolution No 3,919).

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

With respect to consumer’s rights, Decree No. 6,523, of July 31, 2008, directed the CDC to establish general rules on Customer Service Assistance (Serviço de Atendimento ao Consumidor), by phone for information, clarification of doubts, complaints, and agreements regarding suspension or cancellation, and Law No. 11,785, enacted on September 22, 2008, amended CDC’s Article 54 to define that in adhesions agreements, the font size may not be smaller than a size 12.

Antitrust Regulation

A new Brazilian Antitrust law (Law No. 12,529) was enacted on November 30, 2011 and became effective with respect to transactions consummated as of May 30, 2012. According to the new regime, transactions resulting in economic concentration must be previously submitted to CADE for approval if any of the parties had, in the last fiscal year, gross revenues of R$750 million or more and the other party had gross revenues of R$75 million or more in the same period. The closing of a transaction before its approval by CADE subjects the parties to fines ranging from R$60,000 to R$60 million and the relevant agreement may be deemed void.

Financial conglomerates submit merger and acquisitions transactions in various industries, including the insurance and pension plan industries, to CADE’s approval. In addition, merger and acquisition transactions in the banking industry must be submitted to the Central Bank for antitrust review, as confirmed by Circular No. 3,590 issued by the Central Bank on April 26, 2012, which sets forth that the Central Bank will examine certain corporate reorganizations and other acts involving two or more financial institutions considering their potential effects on the financial system and its stability but also any potential impacts regarding market concentration and competition. Upon approval of the transaction, the Central Bank may establish certain restrictions and require that the financial institutions execute an agreement in market concentration control, pursuant to which the terms and conditions of the sharing of the efficiency gain resulting from the act will be set forth.

Since 2010, a dispute has been under review in the Federal Supreme Court as to the exclusive authority of the Central Bank to review and approve merger and acquisition transactions involving financial institutions.

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

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives held by investment funds. Pursuant to such regulations, fund managers must mark their securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.

The CVM has also enacted rules to regulate private equity funds, credit rights investment funds, real estate investment funds and other specified investment funds. The rules of CVM Instruction No. 409 are applicable to each and every investment fund registered with the CVM to the extent they are not contrary to specific rules applicable to such funds.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099, of September 12, 1974, as amended, Ordinance No. 564, of November 3, 1978 of the Ministry of Finance and the regulations issued thereunder by the CMN from time to time, in particular CMN Resolution No. 2,309, of August 28, 1996.

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

Overview

The table below summarizes the main taxes imposed on our activities.

Tax	Rate	Calculation of Taxable Profit
IRPJ	15.0% plus 10.0%	Net income with adjustments (exclusions, additions, and deductions)
CSLL	15.0% or 9.0%	Net income with adjustments (exclusions, additions, and deductions)
COFINS	4.0%	Gross revenue minus specific deductions
PIS	0.65%	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Service value

Corporate Income Tax and Social Contribution on Profits

Currently, Brazilian companies are subject to the corporate income tax (Imposto de Renda da Pessoa Juridica or “IRPJ”) and the social contribution on profits (Contribuição Social Sobre o Lucro Liquido or “CSLL”).

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

The CSLL is generally imposed at a rate of 9.0%. Law No. 11,727, of June 23, 2008, established that as of May 1, 2008, the CSLL rate on income of financial, insurance and similar companies increased to 15.0%. The following companies are considered financial, insurance and similar companies for this purpose: private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations. The increased CSLL rate is applicable to us and many of our subsidiaries and affiliates. Brazilian financial institutions, including us, are disputing the constitutionality of a higher CSLL tax rate that applies only to financial, insurance and similar companies. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

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

Taxation of Profit Distribution

Dividends paid by a Brazilian company, including stock dividends and other dividends paid to an investor domiciled either in Brazil or abroad, are currently not subject to withholding income tax (Imposto de Renda Retido na Fonte or “IRRF”) in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to IRRF at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 9,249, of December 26, 1995, as amended, allows a Brazilian corporation to make, instead of dividend distributions, distributions that are treated as interest on net equity (juros sobre o capital próprio) and that constitute deductible expenses for purposes of calculating the IRPJ and CSLL. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily average of the Brazilian long-term interest rate (Taxa de Juros a Longo Prazo or “TJLP” ), as determined by the Central Bank, over the taxable year, and the amount of payments and deduction may not exceed the greater of (i) 50.0% of net income (after the deduction of CSLL, but before taking into account the amount of such interest on net equity and the provision for IRPJ) for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained profits and profit reserves.

Any payment of interest on net equity is subject to withholding income tax at the rate of 15.0%, or 25.0% in the case of a shareholder who is resident or domiciled in a tax haven jurisdiction (see “Item 10E. Taxation —Brazilian Tax Considerations”). These payments may be qualified, at their net value, as part of any mandatory dividend.

Taxes on Revenue – Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian companies are subject to the following taxes on revenues: contribution on social integration program (Contribuição Para o Programa da Integração Social or “PIS”) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social or “COFINS”).

According to Law 9,718, of November 27, 1998, as amended, financial institutions must pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4.0%. In general, PIS and COFINS are charged on companies’ gross revenues, with some exemptions. In the case of financial institutions, certain additional deductions are provided by law so that the taxation basis is similar to the gross profit margin. Certain of our financial subsidiaries are currently claiming that the PIS and COFINS should be levied only on their revenue from the sale of goods and services, and not on revenues from financial and other activities. The amounts in dispute are accounted for as a tax liability provision on our balance sheet.

Most of the non-financial companies that calculate IRPJ and CSLL based on the taxable income regime are required to calculate PIS and COFINS contributions according to the non-cumulative regime. Under this regime, PIS is imposed at a rate of 1.65% and COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company; however, the taxpayer can offset credits arising from the application of the same rates on the value paid on the purchase of certain inputs used in the production process of the company. Currently, under such non-cumulative regime, financial income (except, for example, for income from interest on net equity) of non-financial companies is not subject to PIS and COFINS.

Service Tax

The tax on services (Imposto Sobre Serviços de Qualquer Natureza or “ISS”) is generally imposed on the price of value of services rendered (e.g., bank services) and charged by the municipality where our branch or office that renders the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality.

Tax on Financial Transactions

The tax on financial transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguro, e Sobre Operações Relativas a Títulos e Valores Mobiliários or “IOF”) is imposed on foreign exchange, insurance, credit, securities and derivatives transactions. The IOF rate may be changed by a decree from the executive branch (which is generally effective as of its publication date) rather than a law.

The IOF on foreign exchange transactions (“IOF/FX”) tax is imposed on several foreign exchange transactions. Its applicable rates may be increased up to 25.0%. The IOF/FX tax rates imposed on foreign exchange transactions recently have been modified and are currently imposed at a rate of 0.38%, with the following main important exceptions:

•	The IOF/FX tax is imposed at a rate of 6.0% on the inflow of funds to Brazil deriving from, or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 360 days (if the average minimum term of the loan is longer than 360 days, and for foreign financing the IOF/FX rate is 0.0%);

•	The IOF/FX is imposed at a rate of 6.0% on the inflow of funds into Brazil in connection with settlement of foreign exchange transactions by foreign investors, including simultaneous foreign exchange transactions, with the purpose of investing in the Brazilian financial and capital markets, except, for example, for the transactions set out below;

•	The IOF/FX is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors that involve variable-income investments on stock exchanges or on futures and commodities exchanges, in compliance with the regulations issued by the CMN, except for derivative transactions giving rise to predetermined income;

•	The IOF/FX is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011 in connection with the settlement of foreign exchange transactions by foreign investors for the purchase of shares as a result of public offerings registered or exempt from registration with the CVM or for the subscription of shares, provided that in each case the issuer is a publicly-held company whose shares are admitted to trade in a stock exchange;

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions carried out on or after December 1, 2011 by a foreign investor, including simultaneous foreign exchange transactions, to purchase units in private equity funds (Fundo de Investimento em Participações or “FIP”) and emerging companies funds (Fundo de Investimento em Empresas Emergentes or “FIEE”), as well as units in investment funds that invest in units of FIPs and FIEEs that are established in accordance with regulation issued by CVM;

•	The IOF/FX is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with the settlement of foreign exchange transactions for the purpose of repatriating funds of foreign investors out of the Brazilian financial and capital markets, with some exceptions;

•	The IOF/FX tax is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with foreign exchange transactions for the remittance of interest on net equity and dividends earned by foreign investors;

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011, deriving from the cancelling of depositary receipts to invest in shares tradable in a stock exchange;

•	The IOF/FX tax is imposed at a rate of 6.38% on foreign exchange transactions in accordance with obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users;

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the acquisition of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met; and

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the acquisition of Brazilian Depositary Receipts and on the acquisition of units of real estate investment funds (Fundo de Investimento Imobiliário or “FII”) acquired on or after January 31, 2013, in compliance with the regulations issued by the CMN.

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

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring (“IOF/Credit”). Currently, in most credit transactions, individuals and companies pay IOF/Credit at a rate of 0.0041% per day, until the total amount of IOF/Credit due reaches a limit of 1.5% in a period of 365 days. An additional IOF/Credit tax at a rate of 0.38% is also imposed on any credit transaction.

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

On July 27, 2011, the Brazilian government enacted Decree No. 7,536, which introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at the rate of 1.0% on the notional adjusted value of financial derivatives, the value of which is affected by exchange rates and which results in an increase in the net sold exposure of the holder. On the same date, the Brazilian government enacted Provisional Measure No. 539, which sets forth that institutions authorized to register derivative contracts will be responsible for charging and collecting the IOF/Securities-Derivatives amounts due.

According to Decree No. 7,563, enacted on September 15, 2011, the IOF/Securities-Derivatives taxpayer is the holder of the derivative contract, but the entities or institutions authorized to register the derivative contracts are responsible for the calculation and collection of this tax. In the event it is not possible for them to calculate and collect the IOF/Securities-Derivatives due by the taxpayer, such entities and institutions must provide the necessary information for the calculation of the tax base, through intermediaries and authorized participants, by the tenth business day of the month following the occurrence of a taxable event to: (i) the taxpayer resident or domiciled in Brazil; (ii) the legal representative of the taxpayer resident or domiciled abroad; and (iii) the manager of funds and investment clubs. On November 3, 2011, the Brazilian Revenue Office enacted Normative Ruling No. 1,207, which further regulated the terms, conditions and tax base of the IOF/Securities-Derivatives.

On December 8, 2011, Provisional Measure No. 539 was converted into Law No. 12,543, which further provides that legal entities that carry out export transactions may deduct from their IOF due the amount of IOF/Securities-Derivatives assessed on derivatives hedge transactions or, in the event such discount is not possible, such entities may require a refund or offset against other federal taxes and certain social contributions. Law No. 12,543 also grandfathered the IOF/Securities-Derivatives assessment on taxable events between July 27 and September 15, 2011. On December 27, 2011, the Ministry of Finance enacted Ruling No. 560, which postponed to January 31, 2012 the collection of the IOF/Securities-Derivatives assessed from September 16 to December 31, 2011. Under Brazilian law, the Brazilian government is authorized to increase the IOF/Securities-Derivatives rate up to 25.0% of the notional adjusted value at any time. IOF/Securities-Derivatives may be subject to further regulation and the related rules may be changed.

On March 15, 2012, Decree 7,699 reduced to 0.0% IOF/Securities-Derivatives on (i) derivatives transactions for hedging purposes, related to export contracts celebrated by individuals or companies who are resident or domiciled in Brazil; and (ii) all other financial derivatives transaction which do not result in an increase in the net sold exposure of the holder.

The table below summarizes IOF tax, which is imposed on financial transactions (such as foreign exchange, insurance transactions, credit or those transactions related to securities), as explained above. For a more detailed analysis, investors should consult their tax advisers.

Transaction Type	Rate (general rule subject to change by executive decree)
International Loans	IOF/FX: 6.0% (average minimum payment term is no longer than 360 days)

Foreign Investments in Brazilian Financial and Capital Markets	IOF/FX: 6.0% (general rule for inflow of funds)

IOF/FX: 0.0% (general rule for variable income investments; purchase of shares outside of the stock exchange as a result of public offerings; investments in FIPs and FIEEs and units of investment funds that invest in units of such funds; and acquisition of infrastructure debentures, real estate receivables certificates and BDRs).

IOF/FX: 0.0% (specific rule for certain fixed income investment; acquisition of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met.

IOF/FX: 0.0% (general rule for outflow of resources, including repatriation of funds and remittance of interest on net equity and dividends.)

Credit Card	IOF/FX: 6.38%

Insurance Transactions	IOF/Insurance: 0.0% to 7.38%

Transaction Type	Rate (general rule subject to change by executive decree)

Loans and Credits	IOF/Credit: 0.0041% (individuals and companies) per day, until it reaches the limit of 1.5% up to a limit of 365 days, plus 0.38%

Securities	IOF/Securities: 0.0% to 1.0% (general rule)

IOF/Securities: 1.5% (assignment of shares in order to permit issuances of depository receipts)

Securities-Derivatives	IOF/Securities-Derivatives: 1.0%

IOF/Securities-Derivatives: 0.0% (derivatives transactions for hedging purposes, related to export contracts; and all other financial derivatives transaction which do not result in an increase in the net sold exposure of the holder)

Income Taxes Imposed on Financial Investments

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

For foreign investors who invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689, of January 26, 2000, and are not located in a jurisdiction considered a “tax haven jurisdiction” (see “Item 10E. Taxation — Brazilian Tax Considerations”), the income tax is imposed, in general, pursuant to a special regime, as follows:

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

Rate for

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

Finally, Provisional Measure No. 517, of December 31, 2010, converted into Law 12,431, of June 24, 2011, as amended by Law 12,715, of September 17, 2012, provides that income from publicly-traded bonds and securities acquired as of January 1, 2011, of non-resident investors that are not resident or domiciled in tax haven jurisdictions are subject to the withholding income tax at a 0.0% rate. To be eligible for this benefit, the following requirements must be met: (i) the bonds and securities must have been issued by private non-financial entities in accordance with the rules set forth by the CMN; (ii) the bonds must have weighted average maturity greater than four years; (iii) the issuer or one of its related parties may not repurchase and settle such bonds or securities in advance through pre-payment or redemption, unless in accordance with the rules set forth by the CMN, within the first two years after issuance; (iv) the remuneration must be linked to predetermined rates and related to certain inflation indices; (v) the buyer has no agreement or commitment to resell; (vi) income payments, if any, must take place no more frequently than once per 180 day period; (vii) there must be evidence that the bonds or securities are registered in a system duly authorized by the Central Bank or the CVM; and (viii) the issuer must demonstrate the commitment to allocate the proceeds from the issuance on the future payment or reimbursement of expenses or debts related to the investment projects, including R&D.

Presumed Credits Ascertained by Financial Institutions

On February 28, 2013, the Brazilian government enacted Provisional Measure No. 608, which entitles financial institutions to benefit from a presumed credit (crédito presumido) based on tax credits due to temporary differences on allowance for loan and lease losses which may, in the future, reduce taxation levied on profits. These presumed credits, which are tax credits for accounting purposes, may be used as of January 1, 2014 and are cashable against the national treasury, through reimbursement requests either in cash or Brazilian federal government bonds, after the deduction of any debts the financial institution may have with the national treasury.

Each calendar year, presumed credits may be ascertained by financial institutions and certain other institutions duly authorized by the Central Bank which have cumulatively ascertained  credits due to temporary differences on allowances for loan and lease losses and accumulated tax losses in the previous tax year, such presumed credits being limited to the lesser of such amounts.

As further discussed in “—Regulation by the Central Bank —Capital Adequacy and Leverage/Regulatory Capital Requirements—Further Details on Provisional Measure No. 608´s Effects” above, presumed credits do not reduce Common Equity Tier 1 Capital, as would be the case for accounting tax credits which depend on future profits for their realization.

The use of presumed credits is expected to be further regulated by the Brazilian Revenue Office and the Central Bank during 2013.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the CNSP, SUSEP and the ANS. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social or “INSS”). Insurance companies may sell policies directly or through qualified brokers. In accordance with Brazilian insurance legislation, health insurance coverage can only be offered by insurers whose corporate purpose is limited to the sale of health insurance products and which are subject to the rules of the ANS, the regulatory agency responsible for regulating and overseeing the private health insurance sector.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by the ANS, the insurance sector regulators. However, if this special procedure is determined by SUSEP or by the ANS, and the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes, the insurance company will be subject to ordinary bankruptcy procedures. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies regulated by CNSP, SUSEP and ANS.

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

The main changes introduced by Supplementary Law No. 126 are summarized below. Three types of reinsurers are established by such law:

•	Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•	Admitted reinsurer: a reinsurer not headquartered in Brazil, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities; and

•	Eventual reinsurer: a reinsurer not headquartered in Brazil, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be headquartered in a country considered as a tax-haven jurisdiction, as defined in Supplementary Law No. 126.

An admitted or eventual reinsurer must comply with the following requirements:

•	To be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	To have economic and financial capacity equal to or higher than the minimum established by the CNSP;

•	To have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum established by the CNSP;

•	To have a duly appointed attorney-in-fact domiciled in Brazil with full administrative and judicial powers; and

•	To comply with additional requirements established by the CNSP and SUSEP.

In addition to the requirements mentioned above, an admitted reinsurer must keep a foreign currency account with SUSEP and periodically submit their financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad must occur either through direct negotiation between the involved parties or an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and the CNSP.

Reinsurance operations relating to survival life insurance and private pension plans may only be offered by local reinsurers.

With due observance of the rules enacted by the CNSP, insurance companies, when transferring their risks in reinsurance, have to transfer to local reinsurers 40.0% of said risks. In addition, risk assignment between insurers and reinsurers belonging to the same economic group is currently limited to 20.0% of the premiums pertaining to a given insurance coverage.

The technical reserves of local reinsurers and funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. The IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in connection with our IFRS consolidated financial statements in Item 18 as well as with “Item 5. Operating and Financial Review and Prospects.” Information is presented as of and for the years ended December 31, 2012, 2011 and 2010.

The data included in this section are presented in accordance with IFRS, unless otherwise indicated.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using monthly book balances for the years ended December 31, 2012, 2011 and 2010 as we believe such balances are representative of our operations and it would be too costly to produce average balances using daily book balances in IFRS. The majority of our business is composed of retail banking operations, which have grown organically and without significant fluctuations over short periods of time during 2012, 2011 and 2010. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below.

				(in millions of R$, except percentages)
	2012			2011			2010
Assets	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-earning assets (*)	784,686	96,364	12.3%	721,686	97,352	13.5%	585,125	77,818	13.3%
Interbank deposits	24,873	1,042	4.2%	17,015	890	5.2%	15,147	824	5.4%
Securities purchased under agreements to resell	122,546	10,096	8.2%	87,538	9,961	11.4%	116,326	9,940	8.5%
Central Bank compulsory deposits	70,416	5,334	7.6%	88,926	9,182	10.3%	45,524	4,025	8.8%
Financial assets held for trading	126,160	13,324	10.6%	121,431	14,676	12.1%	73,047	8,028	11.0%
Available-for-sale financial assets	62,527	3,771	6.0%	43,036	2,888	6.7%	40,159	2,997	7.5%
Held-to-maturity financial assets	3,094	471	15.2%	3,101	360	11.6%	2,842	456	16.0%
Loan operations and lease operations (accrual)	335,127	61,139	18.2%	302,125	58,492	19.4%	252,070	50,693	20.1%
Other Financial Assets	39,943	1,187	3.0%	58,514	903	1.5%	40,009	855	2.1%
Non-interest-earning assets	70,758			69,134			65,045
Cash and deposits on demand	12,814			14,205			12,717
Central Bank compulsory deposits	4,141			4,664			4,139
Derivatives	9,502			9,734			7,489
Non-accrual loans	20,055			17,528			14,816
Allowance for loan and lease losses	(24,962)			(22,976)			(21,889)
Fixed assets, net	5,360			4,932			4,340
Investments in unconsolidated companies	3,032			2,268			2,539
Intangible assets, net	4,343			3,224			3,240
Other assets	36,474			35,555			37,653
Total assets	855,444			790,820			650,169

(*) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

							(in millions of R$, except percentages)
	2012			2011			2010
Liabilities	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)
Interest-bearing liabilities	648,682	48,067	7.4%	572,622	55,599	9.7%	464,214	36,840	7.9%
Interest-bearing deposits:	206,652	10,544	5.1%	186,429	12,186	6.5%	164,210	10,591	6.4%
Savings deposits	73,404	4,069	5.5%	61,143	3,992	6.5%	52,457	3,127	6.0%
Interbank Deposits	8,661	286	3.3%	2,376	169	7.1%	1,703	145	8.5%
Time deposits	124,587	6,188	5.0%	122,910	8,025	6.5%	110,050	7,319	6.7%
Securities sold under repurchase agreements	204,358	17,539	8.6%	194,949	22,133	11.4%	156,347	15,774	10.1%
Interbank market debt and Institutional market debt:	154,852	13,471	8.7%	125,007	16,041	12.8%	89,231	6,437	7.2%
Interbank market debt	94,555	5,747	6.1%	77,189	5,536	7.2%	50,782	2,100	4.1%
Institutional market debt	60,297	7,724	12.8%	47,818	10,505	22.0%	38,449	4,337	11.3%
Reserves for insurance and private pension and Liabilities for capitalization plans	82,820	6,513	7.9%	66,237	5,239	7.9%	54,426	4,038	7.4%
Non-interest bearing liabilities	130,637			150,813			128,220
Non-interest bearing deposits	30,324			26,072			25,817
Derivatives	8,251			7,193			6,724
Other non-interest-bearing liabilities	92,062			117,547			95,679
Stockholders’ equity	76,125			67,385			57,736
Total liabilities and stockholders’ equity	855,444			790,820			650,169

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense in terms of average volume and changes in the average yields/rates for the year ended December 31, 2012 compared to 2011 and December 31, 2011 compared to 2010. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

				(in millions of R$)
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2012/2011			2011/2010
	Volume	Yield/rate	Net change	Volume	Yield/rate	Net change
Interest-earning assets:	6,217	(7,205)	(988)	20,239	(705)	19,534
Interbank deposits	267	(115)	152	96	(30)	66
Securities purchased under agreements to resell	437	(301)	135	(60)	81	20
Central Bank compulsory deposits	(1,688)	(2,160)	(3,848)	4,385	772	5,157
Financial assets held for trading	604	(1,956)	(1,352)	5,778	870	6,648
Available-for-sale financial assets	1,137	(254)	883	268	(377)	(109)
Held-to-maturity financial assets	(1)	112	111	47	(143)	(96)
Loan and lease operations (accrual)	5,609	(2,961)	2,647	9,604	(1,805)	7,799
Other Financial Assets	(148)	433	284	120	(72)	48
Interest-bearing liabilities:	8,318	(15,850)	(7,532)	9,252	9,507	18,760
Interest-bearing deposits:	571	(2,213)	(1,642)	1,427	168	1,595
Saving deposits	313	(236)	78	549	315	865
Interbank deposits	147	(30)	117	41	(17)	24
Time deposits	111	(1,948)	(1,837)	837	(131)	706
Securities sold under repurchase agreements	1,133	(5,727)	(4,594)	4,218	2,141	6,359
Interbank market debt and Institutional market debt	5,311	(7,881)	(2,570)	2,686	6,918	9,604
Interbank market debt	656	(445)	211	1,425	2,011	3,435
Institutional market debt	4,655	(7,436)	(2,781)	1,261	4,907	6,168
Reserves for insurance and private pension and Liabilities for capitalization	1,304	(30)	1,274	921	281	1,202

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2012, 2011 and 2010.

	(in millions of R$, except percentages)
	2012	2011	2010
Total average interest-earning assets	784,686	721,686	585,125
Total average interest-bearing liabilities	648,682	572,622	464,214
Net interest income (1)	48,297	41,753	40,977
Average yield on average interest-earning assets(2)	12.3%	13.5%	13.3%
Average rate on average interest-bearing liabilities(3)	7.4%	9.7%	7.9%
Net interest spread(4)	4.9%	3.8%	5.4%
Net interest margin(5)	6.2%	5.8%	7.0%

(1) Is the sum of total interest income less total interest expense.

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

Return on Equity and Assets

The following table sets forth certain data with respect to return on equity and assets for the years ended December 31, 2012, 2011, and 2010:

	(in millions of R$, except percentages)
	2012	2011	2010
Net income attributable to owners of the parent company	12,634	13,837	11,708
Average total assets	855,444	790,820	650,169
Average stockholders' equity	76,125	67,385	57,736
Net income as a percentage of average total assets (1)	1.5%	1.7%	1.8%
Net income as a percentage of average stockholder's equity (1)	16.6%	20.5%	20.3%
Average stockholder's equity as a percentage of average total assets	8.9%	8.5%	8.9%
Dividend payout ratio per share (2)	33.2%	31.9%	33.5%

(1)	Attributable to owners of the parent company.
(2)	Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please see “Item 3A. Selected Financial Data – IFRS Selected Financial Data – Earnings and Dividend Per Share” for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Securities Portfolio

General

The following table sets forth our portfolio of financial assets held for trading, derivatives, available-for-sale financial assets and held-to-maturity financial assets, as of December 31, 2012, 2011 and 2010. The amounts exclude our investments in securities of unconsolidated companies. For more information on our investments in unconsolidated companies see note 13 to our consolidated financial statements. Financial assets held for trading assets, financial assets designated at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost.

				(in millions of R$, except percentages)
	2012	% of total	2011	% of total	2010	% of total
Financial assets held for trading	145,516	100%	121,889	100%	115,497	100%
Investment funds	1,468	1.0%	1,339	1.1%	1,748	1.5%
Government securities - domestic	112,492	77.3%	94,824	77.8%	87,365	75.8%
Brazilian government securities	111,206	76.4%	93,914	77.0%	86,699	75.1%
Brazilian external debt bonds	1,286	0.9%	910	0.8%	666	0.7%
Government securities - abroad	872	0.6%	802	0.6%	9,353	8.0%
Argentina	106	0.1%	225	0.2%	293	0.3%
United States	345	0.2%	292	0.2%	8,714	7.5%
Mexico	225	0.2%	205	0.2%	29	0.0%
Russia	-	0.0%	-	0.0%	45	0.0%
Chile	108	0.1%	50	0.0%	248	0.2%
Colombia	34	0.0%	-	0.0%	-	0.0%
Uruguay	33	0.0%	27	0.0%	24	0.0%
Other	21	0.0%	3	0.0%	-	0.0%
Corporate securities	30,684	21.1%	24,924	20.5%	17,031	14.7%
Shares	2,815	1.9%	2,297	1.9%	3,248	2.8%
Securitized real estate loans	21	0.0%	24	0.0%	596	0.5%
Bank deposit certificates	2,933	2.0%	7,820	6.4%	8,932	7.7%
Debentures	4,636	3.2%	3,526	2.9%	2,800	2.4%
Eurobonds and other	1,612	1.1%	1,431	1.2%	1,452	1.3%
Financial credit bills	18,441	12.7%	8,973	7.4%	-	0.0%
Other	226	0.2%	853	0.7%	3	0.0%
Financial assets held for trading as a percentage of total assets	15.20%		14.90%		15.89%
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	220	100%	186	100%	306	100%
Government securities - domestic	220	100.0%	186	100.0%	306	100.0%
Derivatives	11,597	100%	8,754	100%	7,777	100%
Derivatives as a percentage of total assets	1.21%		1.07%		1.07%
Available-for-sale financial assets	90,869	100%	47,618	100%	44,539	100%
Investment funds	255	0.3%	806	1.7%	770	1.7%
Government securities - domestic	43,527	47.9%	18,330	38.6%	14,799	33.3%
Brazilian government securities	25,462	28.0%	12,424	26.2%	10,079	22.7%
Brazilian external debt bonds	18,065	19.9%	5,906	12.4%	4,720	10.6%
Government securities - abroad	7,137	7.9%	4,317	9.1%	4,559	10.3%
United States	375	0.4%	-	0.0%	679	1.5%
Mexico	-	0.0%	11	0.0%	-	0.0%
Denmark	2,554	2.8%	1,949	4.1%	2,016	4.5%
Spain	-	0.0%	418	0.9%	734	1.7%
Korea	1,662	1.8%	295	0.6%	236	0.5%
Chile	1,534	1.7%	995	2.1%	453	1.0%
Paraguay	491	0.5%	344	0.7%	256	0.6%
Uruguay	294	0.3%	268	0.6%	185	0.4%
United Kingdon	83	0.1%	-	0.0%	-	0.0%
Belgium	71	0.1%	-	0.0%	-	0.0%
France	57	0.1%	37	0.1%	-	0.0%
Other	16	0.0%	-	0.0%	-	0.0%
Corporate securities	39,950	44.0%	24,165	50.6%	24,411	54.8%
Shares	3,812	4.2%	3,978	8.4%	5,124	11.5%
Securitized real estate loans	8,568	9.4%	8,014	16.8%	6,975	15.7%
Bank deposit certificates	391	0.4%	274	0.6%	559	1.3%
Debentures	13,964	15.4%	7,236	15.2%	6,634	14.9%
Eurobonds and others	5,596	6.2%	3,638	7.7%	3,843	8.6%
Financial credit bills	5,720	6.3%	-	0.0%	-	0.0%
Rural Product Note	778	0.9%	108	0.1%	-	0.0%
Promissory notes	777	0.9%	646	1.4%	1,265	2.8%
Other	344	0.4%	271	0.4%	11	0.0%
Available-for-sale financial assets as a percentage of total assets	9.49%		5.81%		6.13%
Held-to-maturity financial assets	3,202	100%	3,105	100%	3,170	100%
Government securities - domestic	3,131	97.8%	3,008	96.9%	2,990	94.3%
Brazilian government securities	3,013	94.1%	2,812	90.6%	2,764	87.2%
Brazilian external debt bonds	118	3.7%	196	6.3%	226	7.1%
Government securities – abroad	20	0.6%	-	0.0%	16	0.5%
Uruguay	20	0.6%	-	0.0%	16	0.5%
Corporate securities	51	1.6%	97	3.1%	164	5.2%
Debentures	-	0.0%	30	1.0%	30	0.9%
Eurobonds and others	51	1.6%	65	2.0%	130	4.2%
Securitized real estate loans	-	0.0%	2	0.1%	4	0.1%
Held-to-maturity financial assets, as a percentage of total assets	0.33%		0.38%		0.44%

As of December 31, 2012, we held securities issued by the Brazilian federal government classified above as “Brazilian federal government securities” with an aggregate book value and an aggregate market value of R$159,150 million, which amount represented 209.4%, of our consolidated stockholders’ equity as of that date. As of December 31, 2012, we did not hold securities of any other issuer which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity.

As of December 31, 2011, we held securities issued by the Brazilian federal government classified above as “Brazilian federal government securities” with an aggregate book value and an aggregate market value of R$116,348 million, which amount represented 154.4%, of our consolidated stockholders’ equity as of that date. As of December 31, 2011, we did not hold securities of any other issuer which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity.

As of December 31, 2010, we held securities issued by the Brazilian federal government classified above as “Brazilian federal government securities” and securities issued by the U.S. federal government classified above as “Government debt securities abroad — United States” with an aggregate book value and an aggregate market value of R$88,214 million and R$9,393 million, respectively, which amounts represented 98.3% and 10.5%, respectively, of our consolidated stockholders’ equity as of that date. As of December 31, 2010, we did not hold securities of any other issuer which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity.

The following table sets forth our portfolio of financial assets held for trading, financial assets designated at fair value through profit or loss, derivatives, available-for-sale financial assets and held-to-maturity financial assets at its amortized cost and its fair value as of December 31, 2012.

	(in millions of R$)
	Amortized Cost	Fair Value
Financial assets held for trading	145,144	145,516
Investment funds	1,422	1,468
Government securities - domestic	112,249	112,492
Brazilian government securities	110,999	111,206
Brazilian external debt bonds	1,250	1,286
Government securities - abroad	860	872
Argentina	105	106
United States	335	345
Mexico	224	225
Chile	108	108
Colombia	34	34
Uruguay	33	33
Other	21	21
Corporate securities	30,613	30,684
Shares	2,777	2,815
Securitized real estate loans	21	21
Bank deposit certificates	2,933	2,933
Debentures	4,629	4,636
Eurobonds and other	1,587	1,612
Financial credit bills	18,440	18,441
Other	226	226
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	216	220
Derivatives	9,492	11,597
Available-for-sale financial assets	87,575	90,869
Investment funds	250	255
Government securities - domestic	41,923	43,527
Brazilian government securities	24,706	25,462
Brazilian external debt bonds	17,217	18,065
Government securities - abroad	7,174	7,137
United States	375	375
Denmark	2,554	2,554
Korea	1,662	1,662
Chile	1,538	1,534
Paraguay	528	491
Uruguay	292	294
United Kingdon	83	83
Belgium	70	71
France	56	57
Other	16	16
Corporate securities	38,228	39,950
Shares	3,350	3,812
Securitized real estate loans	7,916	8,568
Bank deposit certificates	391	391
Debentures	13,656	13,964
Financial credit bills	5,720	5,720
Eurobonds and others	5,311	5,596
Promissory notes	777	777
Rural Product Note	770	778
Other	337	344
Held-to-maturity financial assets	3,202	4,507
Government securities - domestic	3,131	4,434
Brazilian government securities	3,013	4,310
Brazilian external debt bonds	118	124
Government securities – abroad	20	20
Uruguay	20	20
Corporate securities	51	53
Debentures	-	-
Eurobonds and others	51	53
Securitized real estate loans	-	-

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2012 for our financial assets held for trading, financial assets designated at fair value through profit or loss, derivatives, available-for-sale financial assets and held-to-maturity financial assets.

	(in millions of R$, except percentages)
	Maturity
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %	R$	Average yield %
Financial assets held for trading, at fair value	4,283		28,050		85,582		17,934		9,667		145,516
Investment funds (1)	1,468	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,468	0.0%
Government securities - domestic	-		18,570		72,426		12,189		9,307		112,492
Brazilian government securities	-	0.0%	18,760	1.8%	71,887	2.2%	12,094	2.2%	8,465	4.5%	111,206	2.3%
Brazilian external debt bonds	-	0.0%	(190)	-0.5%	539	0.4%	95	0.4%	842	5.5%	1,286	3.9%
Government securities - abroad	-		205		345		216		105		871
Argentina	-	0.0%	69	7.8%	4	16.7%	32	16.7%	1	18.3%	106	10.9%
United States	-	0.0%	2	2.4%	310	2.4%	10	2.4%	22	1.6%	344	2.3%
Mexico	-	0.0%	-	0.0%	9	5.7%	156	5.7%	60	5.0%	225	5.5%
Chile	-	0.0%	106	5.8%	-	0.0%	1	0.0%	2	4.7%	109	5.7%
Colombia	-	0.0%	-	0.0%	17	7.4%	17	7.4%	-	0.0%	34	7.4%
Uruguay	-	0.0%	28	8.7%	5	2.9%	-	2.9%	-	0.0%	33	7.8%
Other	-	0.0%	-	0.0%	-	0.0%	-	0.0%	20	8.4%	20	8.4%
Corporate securities	2,815		9,275		12,811		5,529		255		30,685
Shares	2,815	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,815	0.0%
Securitized real estate loans	-	0.0%	1	0.0%	21	9.0%	-	0.0%	-	0.0%	22	8.6%
Bank deposit certificates	-	0.0%	914	0.0%	2,018	0.0%	-	0.0%	1	0.0%	2,933	0.0%
Debentures	-	0.0%	522	0.0%	2,798	0.2%	1,161	0.2%	155	0.1%	4,636	0.2%
Eurobonds and other	-	0.0%	228	7.0%	972	7.3%	353	7.2%	59	6.7%	1,612	7.2%
Financial credit bills	-	0.0%	7,404	0.0%	7,002	0.0%	4,015	0.0%	20	0.0%	18,441	0.0%
Other	-	0.0%	206	0.0%	-	0.0%	-	0.0%	20	0.0%	226	0.0%
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	-	0.00%	220	0.00%	-	0.00%	-	0.00%	-	0.00%	220	0.0%
Derivatives	-	0.00%	6,914	0.00%	3,749	0.00%	816	0.00%	118	0.00%	11,597	0.0%
Available-for-sale financial assets, at fair value	4,061		22,455		29,470		20,479		14,404		90,869
Investment funds (1)	251	0.0%	-	0.0%	4	0.0%	-	0.0%	-	0.0%	255	0.0%
Government securities - domestic	-		10,784		11,910		9,041		11,792		43,527
Brazilian government securities	-	0.0%	10,773	0.8%	9,531	5.6%	1,243	4.8%	3,915	3.5%	25,462	3.2%
Brazilian external debt bonds	-	0.0%	11	8.2%	2,379	6.2%	7,798	6.3%	7,877	8.3%	18,065	7.2%
Government securities - abroad	-		6,544		467		126		-		7,137
Denmark	-	0.0%	2,554	5.9%	-	0.0%	-	0.0%	-	0.0%	2,554	5.9%
Korea	-	0.0%	1,662	0.0%	-	0.0%	-	0.0%	-	0.0%	1,662	0.0%
Chile	-	0.0%	1,469	4.7%	63	3.2%	1	3.4%	-	0.0%	1,533	4.6%
Paraguay	-	0.0%	382	5.9%	109	9.0%	-	0.0%	-	0.0%	491	6.6%
United States		0.0%	262	0.0%	41	0.6%	71	1.2%	-		374	0.3%
Uruguay	-	0.0%	173	0.0%	100	0.0%	22	0.1%	-	0.0%	295	0.0%
United Kingdon	-	0.0%	-	0.0%	83	1.0%	-	0.0%			83	1.0%
Belgium	-	0.0%	28	4.3%	11	2.8%	32	4.0%			71	3.9%
France	-	0.0%	14	2.0%	44	2.7%	-	0.0%			58	2.5%
Other	-	0.0%	-	0.0%	16	0.0%	-	0.0%	-	0.0%	16	0.0%
Corporate securities	3,810		5,127		17,089		11,312		2,612		39,950
Shares	3,810	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	3,810	0.0%
Securitized real estate loans	-	0.0%	791	2.8%	2,722	1.0%	2,924	4.9%	2,131	6.0%	8,568	3.7%
Bank deposit certificates	-	0.0%	384	1.8%	-	0.0%	7	12.3%	-	0.0%	391	2.0%
Debentures	-	0.0%	1,588	0.8%	5,756	2.1%	6,247	1.5%	373	7.4%	13,964	1.8%
Eurobonds and others	-	0.0%	1,184	2.5%	2,268	4.4%	2,070	5.7%	75	6.0%	5,597	4.5%
Financial credit bills	-	0.0%	-	0.0%	5,720	0.2%	-	0.0%	-	0.0%	5,720	0.2%
Promissory notes	-	0.0%	777	1.0%	-	0.0%	-	0.0%	-	0.0%	777	1.0%
Other	-	0.0%	403	9.9%	623	6.9%	64	10.2%	33	0.0%	1,123	8.0%
Held-to-maturity financial assets, at amortized cost	-		188		147		1,087		1,780		3,202
Government securities - domestic	-		137		135		1,087		1,772		3,131
Brazilian government securities	-	0.0%	19	6.0%	135	0.0%	1,087	0.0%	1,772	0.0%	3,013	0.0%
Brazilian external debt bonds	-	0.0%	118	10.2%	-	0.0%	-	0.0%	-	0.0%	118	10.2%
Government securities - abroad	-		-		12		-		8		20
Uruguay	-	0.0%	-	0.0%	12	7.5%	-	0.0%	8	7.9%	20	7.7%
Corporate securities	-		51		-		-		-		51
Eurobonds and others	-	0.0%	51	8.8%	-	0.0%	-	0.0%	-	0.0%	51	8.8%

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

The following table sets forth our securities and derivative portfolio by currency as of December 31, 2012, 2011 and 2010.

					(in millions of R$)
	Fair Value				Amortized cost
	Financial assets held for trading	Financial assets designated at fair value	Derivatives	Available-for-sale financial assets	Held-to-maturity financial assets	Total
As of December 31, 2012	145,516	220	11,597	90,869	3,202	251,404
Denominated in Brazilian currency	122,970	-	11,563	66,484	3,043	204,060
Denominated in Brazilian currency and indexed by foreign currency (1)	21,959	-	-	14,610	159	36,728
Denominated in foreign currency (1)	587	220	34	9,775	-	10,616

As of December 31, 2011	121,889	186	8,754	47,510	3,105	181,444
Denominated in Brazilian currency	108,755	-	8,655	37,670	2,823	157,903
Denominated in Brazilian currency and indexed by foreign currency (1)	12,602	-	-	5,690	282	18,574
Denominated in foreign currency (1)	532	186	99	4,150	-	4,967

As of December 31, 2010	115,497	306	7,777	44,539	3,170	171,289
Denominated in Brazilian currency	95,805	-	7,777	33,428	2,834	139,844
Denominated in Brazilian currency and indexed by foreign currency (1)	8,879	-	-	5,073	313	14,265
Denominated in foreign currency (1)	10,813	306	-	6,038	23	17,180

(1) Predominantly U.S. dollar.

Central Bank Compulsory Deposits

We are required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2012, 2011 and 2010:

			(in millions of R$, except percentages)
	2012		2011		2010
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
Non-interest bearing deposits (1)	6,448	10.1%	5,730	5.8%	4,742	5.5%
Interest-bearing deposits (2)	57,253	89.9%	92,323	94.2%	81,034	94.5%
Total	63,701	100.0%	98,053	100.0%	85,776	100.0%

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

(in millions of R$)
Loan and Lease Operations, by type (1)	2012		2011		2010
	Loan	Allowance	Loan	Allowance	Loan	Allowance
Individuals	150,300	14,779	149,277	13,679	126,517	10,717
Credit card	40,531	2,863	38,961	3,825	33,041	3,306
Personal loans	40,076	7,643	36,403	5,393	25,258	3,590
Vehicles	51,646	4,227	60,463	4,415	60,151	3,709
Mortgage loans	18,047	46	13,450	46	8,067	112
Corporate	104,350	1,427	92,079	708	74,853	973
Small and Medium Businesses	85,185	9,091	85,649	9,197	79,950	8,041
Foreign Loans Latin America	27,149	416	19,259	289	13,517	263
Total loans and advances to clients	366,984	25,713	346,264	23,873	294,837	19,994

(1)We consider all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans was R$20,791 million, R$20,439 million and R$14,736 million as of December 31, 2012, 2011 and 2010, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2012, 2011 and 2010 was R$1,776 million, R$1,818 million and R$1,469 million, respectively.

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

With respect to loans which are not considered either impaired or non-accrual and that have not been renegotiated, as of December 31, 2012, we are not aware of any information about borrowers’ credit problems that could cause us to have serious doubts as to the ability of such borrowers to pay us.

The following table presents our loan and lease portfolio by category of transaction, presented in accordance with U.S. GAAP. The vast majority of our loans are to borrowers domiciled in Brazil and are denominated in reais. Additionally, the majority of our loan portfolio is indexed to Brazilian base interest rates or to the U.S. dollar.

	(in millions of R$)
	U.S. GAAP
	2009	2008
Type of loans and leases (1)
Commercial:
Industrial and others	104,505	64,952
Import financing	1,895	3,643
Export financing	6,823	9,746
Real estate loans (primarily residential housing loans)	10,939	6,469
Lease financing (primarily vehicle financing)	47,230	41,663
Public sector (domestic)	1,611	759
Individuals:
Overdraft	4,119	3,544
Consumer finance operations	32,701	20,272
Credit card	30,781	14,288
Agricultural	5,132	4,364
Allowance for loan and lease losses	(19,968)	(12,202)
Loans, net of allowance for loan and lease losses	225,768	157,498

(1) The contractual amount of non-accrual loans was R$15,499 million and R$7,579 million as of December 31, 2009 and 2008, respectively. The interest income foregone on our non-accrual loans for 2009 and 2008 was R$1,564 million and R$1,265 million, respectively.

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

Indexing

Most of our portfolio is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 23.9%, 22.1% and 19.7% of our loan portfolio as of December 31, 2012, 2011 and 2010, respectively.

Loans and Leases – Maturity and Interest Rates

The following tables present an analysis of the distribution of our loan and lease portfolio as of December 31, 2012 by maturity according to the type of loan and lease, as well as the classification of the portfolio between variable and fixed rates for each range of maturity. The values are segmented by overdue and non-overdue loans and are considered contractual values.

Non-Overdue

						(in millions of R$)
Type of loan and lease	Due in 30 days or less	Due in 31- 90 days	Due in 91- 180 days	Due in 181- 360 days	Due in one year to five years	Due after five years	Total Non- Overdue Loans
Individuals
Credit card	15,791	11,861	6,340	3,032	95	-	37,119
Personal loan	7,647	2,687	3,275	5,702	17,908	270	37,489
Vehicles	2,350	3,524	4,962	9,510	29,530	5	49,881
Mortgage loans	203	233	419	722	4,118	12,293	17,988

Corporate	7,545	13,323	14,716	16,494	41,745	9,663	103,486

Small and Medium Businesses	14,305	14,383	10,163	14,100	27,987	323	81,261

Foreign Loans Latin America	4,569	3,153	2,832	2,083	5,509	8,380	26,526

Total (1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750
(1) Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include in the case of loans payable in installments both current and past due installments.

Overdue (2)
								(in millions of R$)
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total gross loans	Allowance for loan losses	Total net
Individuals
Credit card	634	231	261	848	1,430	8	40,531	(2,863)	37,668
Personal loan	535	293	274	653	827	5	40,076	(7,643)	32,433
Vehicles	597	280	171	319	340	58	51,646	(4,227)	47,419
Mortgage loans	25	13	5	8	7	1	18,047	(46)	18,001

Corporate	476	203	7	84	94	-	104,350	(1,427)	102,923

Small and Medium Businesses	801	448	406	1,026	1,223	20	85,185	(9,091)	76,094

Foreign Loans Latin America	457	64	21	31	46	4	27,149	(416)	26,733

Total (1)	3,525	1,532	1,145	2,969	3,967	96	366,984	(25,713)	341,271

(1) Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Non-Overdue
						(in millions of R$)
	Due in 30 days or less	Due in 31-90 days	Due in 91- 180 days	Due in 181- 360 days	Due in one year to five years	Due after five years	Total Non- Overdue Loans
Interest rate of loans to customers by maturity:
Variable rates	10,007	16,207	12,713	16,379	48,581	29,569	133,456
Fixed rates	42,403	32,957	29,994	35,264	78,311	1,365	220,294
Total (1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750

(1) Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Overdue (2)
						(in millions of R$)
	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total gross loans
Interest rate of loans to customers by maturity:
Variable rates	714	263	39	119	153	7	134,751
Fixed rates	2,811	1,269	1,106	2,850	3,814	89	232,233
Total (1)	3,525	1,532	1,145	2,969	3,967	96	366,984

(1) Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

(2) Defined as loans and leases contractually past due as to payment of interest or principal.

Cross-Border Outstanding

Loans outstanding to foreign borrowers exceeded 1% of total assets in the case of foreign borrowers from our subsidiaries and branches in Argentina, Chile, Paraguay, Uruguay and Europe. Total amount outstanding to such borrowers consisting of loans and leases, deposits in banks and securities, as of December 31, 2012 was R$50,300 million. The amounts have been translated into reais from their original amounts in foreign currencies (Argentine pesos, Chilean pesos, Paraguayan guaranis, U.S. dollars, euros, Swiss francs and Uruguayan pesos, as appropriate) using the exchange rate at each date.

Total cross-border outstanding amounts to countries listed above, as of December 31, 2012, 2011 and 2010 consisted of:

	(in millions of R$, except percentages)
	2012	%	2011	%	2010	%
Cash and deposits on demand	2,617	5.2	2,753	7.0	2,097	6.9
Interbank deposits	4,540	9.0	3,719	9.4	4,112	13.6
Securities purchased under agreements to resell	21	0.0	127	0.3	109	0.4
Central Bank compulsory deposits	2,528	5.0	2,111	5.3	906	3.0
Financial assets held for trading	1,142	2.3	1,127	2.8	1,536	5.1
Derivatives	972	1.9	1,067	2.7	377	1.2
Available-for-sale financial assets	3,878	7.7	2,309	5.8	2,615	8.6
Loan and lease operations	34,602	68.8	26,383	66.6	18,552	61.2
Total outstanding	50,300	100.0	39,596	100.0	30,304	100.0

Loans and Leases by Economic Activity

The following table presents the composition of our loan portfolio, including non-accrual loans, by economic activity of the borrower at each of the dates indicated.

	(in millions of R$, except percentages)
	2012		2011		2010
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Public sector	877	0.2%	1,990	0.6%	1,138	0.4%
Industry and commerce	107,405	29.3%	99,859	28.8%	84,997	28.8%
Services	77,922	21.2%	70,642	20.4%	60,295	20.5%
Primary sector	16,649	4.5%	16,109	4.7%	13,933	4.7%
Individuals	161,937	44.2%	156,167	45.1%	132,289	44.9%
Other sectors	2,194	0.6%	1,497	0.4%	2,185	0.7%
TOTAL	366,984	100.0%	346,264	100.0%	294,837	100.0%

As of December 31, 2012, there was no concentration of loans and leases exceeding 10% of total loans and leases not otherwise disclosed on a category of loans and losses.

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

	(in millions of R$, except percentages)
	12/31/2012
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans

Strong	249,282	5,438	-	254,720
Satisfactory	61,075	9,436	-	70,511
Higher Risk	14,190	8,052	-	22,242
Impairment	-	-	19,511	19,511
Total	324,547	22,926	19,511	366,984
%	88.5%	6.2%	5.3%	100.0%

	12/31/2011
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans

Strong	221,315	5,800	-	227,115
Satisfactory	63,763	10,956	-	74,719
Higher Risk	16,910	9,135	-	26,045
Impairment	-	-	18,385	18,385
Total	301,988	25,891	18,385	346,264
%	87.3%	7.3%	5.4%	100.0%

	12/31/2010
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans

Strong	195,988	4,346	-	200,334
Satisfactory	52,561	8,053	-	60,614
Higher Risk	13,663	6,348	-	20,011
Impairment	-	-	13,878	13,878
Total	262,212	18,747	13,878	294,837
%	88.9%	6.4%	4.7%	100%

Non-Accrual Loans and Leases

We consider all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them the contractual amount of such loans and leases. In 2012, we did not have any individually material non-accrual loans or leases.

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

Loans and Leases Quality Information

The table below presents our non-accrual loans together with certain asset quality ratios for the years ended December 31, 2012, 2011 and 2010.

	(in millions of R$, except percentages)
	2012	2011	2010

Non-accrual loans	20,791	20,439	14,736
Allowance for loan losses	25,713	23,873	19,994
Total loans and leases	366,984	346,264	294,837
Non-accrual loans as a percentage of total loans	5.7%	5.9%	5.0%
Allowance for loan losses as a percentage of total loans	7.0%	6.9%	6.8%
Allowance for loan losses as a percentage of non-accrual loans	123.7%	116.8%	135.7%

The table below presents, calculated in accordance with U.S. GAAP, our non-accrual loans together with certain asset quality ratio for the years ended December 31, 2009 and 2008.

(in millions of R$, except percentages)
	U.S. GAAP
	2009	2008
Non-accrual loans and foreclosed assets	15,717	7,760
Non-accrual loans	15,499	7,579
Foreclosed assets, net of reserves	218	181
Allowance for loan losses	19,968	12,202
Total loans and leases	245,736	169,700
Non-accrual loans as a percentage of total loans	6.3%	4.5%
Non-accrual loans and foreclosed assets as a percentage of total loans	6.4%	4.6%
Allowance for loan losses as a percentage of total loans	8.1%	7.2%
Allowance for loan losses as a percentage of non-accrual loans	128.8%	161.0%
Allowance for loan losses as a percentage of non-accrual loans and foreclosed assets	127.0%	157.2%

Loan Loss Experience

The table below sets forth the allowance for loan and lease losses for the years ended December 31, 2012, 2011 and 2010.

	(in millions of R$, except percentages)
	2012	2011	2010
Balance at the beginning of period	23,873	19,994	20,245
Charge-offs	(22,142)	(16,159)	(15,798)
Individuals
Credit card	(5,335)	(3,558)	(2,731)
Personal loans	(5,134)	(2,959)	(3,908)
Vehicles	(2,696)	(2,041)	(2,377)
Mortgage loans	(34)	(73)	(75)
Corporate	(314)	(294)	(466)
Small and Medium Businesses	(8,407)	(7,001)	(5,793)
Foreign Loans Latin America	(222)	(233)	(448)
Increase Provision for loan losses	23,982	20,038	15,547
Balance at the end of period	25,713	23,873	19,994
Recoveries from Loans Writen Off	4,664	5,477	4,195
Individuals
Credit card	515	616	470
Personal loans	592	586	275
Vehicles	656	956	856
Mortgage loans	147	184	174
Corporate	1,326	1,475	1,090
Small and Medium Businesses	1,083	1,355	1,138
Foreign Loans Latin America	345	305	192
Net charge-offs	(17,478)	(10,682)	(11,603)
Ratio of charge-offs during the period to average loans outstanding during the period	6.2%	5.1%	5.9%
Ratio of net charge-offs during the period to average loans outstanding during the period	4.9%	3.3%	4.3%
Ratio of allowance for loan losses to total loans and leases	7.0%	6.9%	6.8%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations for the years ended December 31, 2012, 2011 and 2010.

	(in millions of R$, except percentages)
	2012	2011	2010	2012/2011	2011/2010
Provision for loan and lease losses	(23,982)	(20,038)	(15,547)	19.7%	28.9%
Loan charge-offs	(22,142)	(16,159)	(15,798)	37.0%	2.3%
Loan recoveries	4,664	5,477	4,195	(14.8)%	30.6%
Net charge-offs	(17,478)	(10,682)	(11,603)	63.6%	(7.9)%

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

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by management.

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

The estimated period between the loss event and its identification is defined by management for each identified portfolio of similar receivables. The periods adopted by management are of twelve months and considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months, management chose to use twelve-month period as being the most representative, while those observed for portfolios of loans individually evaluated for impairment do not exceed 12 months, considering the review cycle for each credit.

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

For individually significant receivables with no objective evidence of impairment, Itaú Unibanco Holding classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models may be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. Itaú Unibanco Holding estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the probability of default (“PD”) and to estimate the loss given default (“LGD”).

To determine the amount of the allowance for individually non-significant items, loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

During the year ended in December 31, 2012, we charged off credits in the total amount of R$22,142 million and as of December 31, 2012 our ratio of allowances for loan and lease losses to total loans and leases was 7.0%. The increase in the volume of loans charged off is a consequence of the increase in delinquencies in 2011 and early 2012, coupled with the increase in the volume of our portfolio of credit card, personal loans and small and medium businesses. As of December 31, 2012, our ratio of allowances for loan and lease losses to total loans and leases was the same as in the previous year.

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

The table below sets forth allowance for loan and lease losses, calculated in accordance with U.S. GAAP, for the years ended December 31, 2009 and 2008.

(in millions of R$, except percentages)
	U.S. GAAP
	2009	2008
Balance at the beginning of period	12,202	7,473
Charge-offs	(9,490)	(5,904)
Commercial
Industrial and others	(3,883)	(2,069)
Import financing	(53)	(7)
Export financing	-	-
Real estate loans (primarily residential housing loans)	(72)	(78)
Lease financing (primarily vehicle financing)	(1,465)	(453)
Public sector (domestic)	-	-
Individuals
Overdraft	(903)	(587)
Consumer finance operations	(1,606)	(1,218)
Credit card	(1,508)	(1,482)
Agricultural	(1)	(10)
Recoveries	1,884	1,272
Commercial
Industrial and others	255	254
Import financing	-	-
Export financing	-	-
Real estate loans (primarily residential housing loans)	207	166
Lease financing (primarily vehicle financing)	119	174
Public sector (domestic)	-	-
Individuals
Overdraft	398	232
Consumer finance operations	769	401
Credit card	136	45
Agricultural	-	-
Net charge-offs	(7,606)	(4,632)
Provision for loan losses	15,372	9,361
Balance at the end of period	19,968	12,202
Ratio of charge-offs during the period to average loans outstanding during the period	4.3%	4.2%
Ratio of net charge-offs during the period to average loans outstanding during the period	3.4%	3.3%
Ratio of allowance for loan losses to total loans and leases	8.1%	7.2%

The table below sets forth our provision for loan and lease losses, charge-offs and recoveries included in our result of operations, calculated in accordance with U.S. GAAP, for the years ended December 31, 2009 and 2008.

	(in millions of R$, except percentages)
	2009	2008	2009/2008
Provision for loan and lease losses	(15,372)	(9,361)	64.2%
Loan charge-offs	(9,490)	(5,904)	60.7%
Loan recoveries	1,884	1,272	48.1%
Net charge-offs	(7,606)	(4,632)	64.2%

During the year ended December 31, 2009, under U.S. GAAP, we charged off loans and leases in the total amount of R$9,490 million and as of December 31, 2009 our ratio of allowance for loan and lease losses to total loans and leases was 8.1%. The increase in losses reflects the adverse economic environment and occurred in accordance with our forecasted scenario. Recent data indicate that leading indicators for default rates, such as first payment default rates, improved and we believe that this is a result of increased selectivity in our origination, our ongoing development of risk analysis procedures and an overall improvement in macroeconomic conditions in Brazil.

During the year ended December 31, 2008, under U.S. GAAP, we charged off loans and leases in the total amount of R$5,904 million and as of December 31, 2008 our ratio of allowance for loan and lease losses to total loans and leases was 7.2%. The relatively small increase in our charged-off loans and leases in 2008, in an environment where our portfolio has been growing significantly, was due to the improved performance of our portfolio and collection activities during that year, mainly in the first nine months of the year. During the fourth quarter, with the worsening of the global economic crisis, we increased the balance of allowance for loans and lease losses to adapt to the new economic scenario of increased credit risk in our loan and lease portfolio. As a consequence, our ratio of allowance for loan and lease losses to total loans and leases was 7.2% as of December 31, 2008, compared to 6.4% as of December 31, 2007.

Allocation of the Allowance for Loans and Lease Losses

The table below presents a breakdown, by each segment and class, as defined under our portfolio segmentation, of the allowance for loan and lease losses, the allowance as a percentage of total loan and lease losses for the relevant segment or class and the percentage of total loans and leases in each segment and class of total loans and leases as of December 31, 2012, 2011 and 2010.

(in millions of R$, except percentages)
	2012			2011			2010
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans(1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans(1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans(1)
Individuals	14,779	9.8%	57.5%	13,679	9.2%	57.3%	10,717	8.5%	53.6%
Credit Card	2,863	7.1%	11.1%	3,825	9.8%	16.0%	3,306	10.0%	16.5%
Personal Loans	7,643	19.1%	29.7%	5,393	14.8%	22.6%	3,590	14.2%	18.0%
Vehicles	4,227	8.2%	16.4%	4,415	7.3%	18.5%	3,709	6.2%	18.6%
Mortgage Loans	46	0.3%	0.2%	46	0.3%	0.2%	112	1.4%	0.6%

Corporate	1,427	1.4%	5.5%	708	0.8%	3.0%	973	1.3%	4.9%

Small and Medium Businesses	9,091	10.7%	35.4%	9,197	10.7%	38.5%	8,041	10.1%	40.2%

Foreign Loans Latin America	416	1.5%	1.6%	289	1.5%	1.2%	263	1.9%	1.3%

Total	25,713	7.0%	100.0%	23,873	6.9%	100.0%	19,994	6.8%	100.0%

(1) Excludes non-accrual loans.

The following table sets forth, calculated in accordance with U.S. GAAP, our allocation of the allowance for loan and lease losses by type of loan as of December 31, 2009 and 2008. The allocated amount of the allowance is expressed as a percentage of the related loan and lease amount with the corresponding percentage of the loan and lease category to total loans and leases.

(in millions of R$, except percentages)
	U.S. GAAP
	2009			2008
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans (1)
Type of loan
Commercial
Industrial and other	3,334	1.4%	42.4%	2,399	1.4%	38.4%
Import financing	11	0.0%	0.8%	10	0.0%	2.1%
Export financing	127	0.1%	2.8%	135	0.1%	5.7%
Real estate loans (primarily residential housing loans)	209	0.1%	4.5%	171	0.1%	3.8%
Lease financing (primarily vehicle financing)	2,521	1.0%	19.2%	1,454	0.9%	24.6%
Public sector (domestic)	-	0.0%	0.7%	2	0.0%	0.4%
Individuals:
Overdraft	1,319	0.5%	1.7%	2,290	1.3%	2.1%
Consumer finance operations	6,382	2.6%	13.3%	4,042	2.4%	11.9%
Credit Card	5,309	2.2%	12.5%	1,564	0.9%	8.4%
Agricultural	756	0.3%	2.1%	135	0.1%	2.6%
Total	19,968	8.1%	100.0%	12,202	7.2%	100.0%

(1) Excludes non-accrual loans.

Renegotiated Loans

	(In millions of R$, except percentages)
	Year Ended December 31,
	2012	2011
Renegotiated loans (1)	14,519	11,844
Allowance for loan and lease losses	6,767	5,355
Allowance for loan and lease losses/renegotiated loans	46.6%	45.2%

(1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.

We include under renegotiated loans both loans which the original terms of the contractual arrangement have been amended (agreements) and new loan transactions originated to settle contracts or transactions with the same customer (restructured loans), that were originally overdue. Amendments and restructured loans typically reflect changes in contract terms, rates or payment conditions.

After the amendment or restructuring, the loan which was previously overdue is no longer considered past due. The fact that a loan or lease transaction has been renegotiated is also considered in determining its specific allowance for loan and lease losses after renegotiation. The past performance and payment history of both the client and the transaction, including the redefault probability of renegotiated transactions, are considered by our risk models to determine the probability of default . This probability of default is always higher than the one attributed to similar transactions that have never been renegotiated. Another factor that is considered in determining the appropriate level of the allowance for loan and lease losses is any additional collateral provided by the debtor. The resulting provision levels are compatible with the risk profile of each transaction.

Our renegotiated loan portfolio increased to 3.96% of our total loan portfolio as of December 31, 2012, compared to 3.42% as of December 31, 2011. At the end of 2012, the ratio of the allowance for loan and lease losses to the renegotiated portfolio was 46.6% compared to 45.2% at December 31, 2011. This ratio increased in 2012 mainly because of an increase in the redefaulted renegotiated loans to total renegotiated loans ratio, from 29.8% as of December 31, 2011 compared to 35.4% as of December 31, 2012.

During 2012, the Brazilian economy experienced an increase in delinquency levels for individuals, mainly in vehicles and in personal loan portfolios. As one of the largest banks in Brazil, this increase also affected our loan portfolio. In order to increase the recovery of loan operations that are past due, including loans that have been written off as losses, and to reduce losses, we increased our collection and recovery initiatives. We require, however, that at least one installment be paid in order to consider the renegotiation to be valid and treated as a renegotiated agreement.

The total amount of each type of renegotiated loan is shown in the tables below as of December 31, 2012 and 2011.

As of December 31, 2012
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses /Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
Restructured Loans	11,343	5,287	46.6%	4,012	35.4%
Agreements	3,176	1,480	46.6%	1,722	54.2%
Total	14,519	6,767	46.6%	5,734	39.5%

(*) Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

As of December 31, 2011
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses /Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
Restructured Loans	8,652	3,732	43.1%	2,574	29.8%
Agreements	3,192	1,623	50.8%	1,791	56.1%
Total	11,844	5,355	45.2%	4,365	36.9%

(*) Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

The following tables provide an additional breakdown of renegotiated loans by portfolios of segments and classes, based on type of modification, as of December 31, 2012 and 2011:

As of December 31, 2012
Renegotiated loan and lease operations	Payment extension (1)	Multiple concessions (2)	Multiple modifications (3)	Total
	( In millions of R$ )
Individuals	2,095	1,743	4,625	8,463
Credit card	-	460	-	460
Personal loans	14	1,283	4,625	5,922
Vehicles	2,025	-	-	2,025
Mortgage loans	56	-	-	56
Corporate	-	-	495	495
Small and medium businesses	136	5,137	259	5,532
Foreign loans - Latin America	-	29	-	29
Total renegotiated loan and lease operations	2,231	6,909	5,379	14,519

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.

(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.

(3) Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest  rates, discounts of outstanding amounts due and payment extensions.

As of December 31, 2011
Renegotiated loan and lease operations	Payment extension (1)	Multiple concessions (2)	Multiple modifications (3)	Total
	( In millions of R$ )
Individuals	1,655	1,732	2,406	5,793
Credit card	-	260	-	260
Personal loans	85	1,472	2,406	3,963
Vehicles	1,518	-	-	1,518
Mortgage loans	52	-	-	52
Corporate	-	-	54	54
Small and medium businesses	135	5,566	291	5,992
Foreign loans - Latin America	-	5	-	5
Total renegotiated loan and lease operations	1,790	7,303	2,751	11,844

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.

(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.

(3) Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest  rates, discounts of outstanding amounts due and payment extensions.

The following tables provide show an additional breakdown of renegotiated loans by portfolios of segments and classes, based on  their classification, as of December 31, 2012 and 2011:

As of December 31, 2012
Renegotiated loan and lease operations	Impaired performing	Nonimpaired performing	Impaired nonperforming	Nonimpaired nonperforming	Total
	( In million of R$ )
Individuals	-	3,995	2,966	1,502	8,463
Credit card	-	460	-	-	460
Personal loans	-	3,142	1,654	1,126	5,922
Vehicles	-	379	1,284	362	2,025
Mortgage loans	-	14	28	14	56
Corporate	87	247	161	-	495
Small and medium businesses	-	1,792	2,659	1,081	5,532
Foreign loans - Latin America	-	15	4	10	29
Total renegotiated loan and lease operations	87	6,049	5,790	2,593	14,519

As of December 31, 2011
Renegotiated loan and lease operations	Impaired performing	Nonimpaired performing	Impaired nonperforming	Nonimpaired nonperforming	Total
	( In million of R$ )
Individuals	-	2,678	2,026	1,089	5,793
Credit card	-	260	-	-	260
Personal loans	-	2,203	961	799	3,963
Vehicles	-	205	1,035	278	1,518
Mortgage loans	-	10	30	12	52
Corporate	5	35	14	-	54
Small and medium businesses	-	2,342	2,319	1,331	5,992
Foreign loans - Latin America	-	1	4	-	5
Total renegotiated loan and lease operations	5	5,056	4,363	2,420	11,844

The table below additionally presents changes in our impaired loan and lease portfolio, including changes from the renegotiated transactions in our impaired operations, for the years ended  December 31, 2012 and 2011:

Impaired loans	2012	2011
	( In million of R$ )
Balance at the beginning of the period	18,385	13,774
(+) Loan operations added	11,441	12,150
(+) Loan operations added due to redefault	6,873	5,304
(-) Loans removed due to write-off	(12,867)	(6,774)
(-) Loans removed due to renegotiation (including amendments)	(622)	(518)
(-) Loans removed due to total or partial pay-off	(3,699)	(5,551)
Balance at the end of the period	19,511	18,385

Average Deposit Balances and Interest Rates

The table below sets forth the average balances of deposits together with the average interest rates for each period presented.

(in millions of R$, except percentages)
	2012		2011		2010
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest bearing deposits	30,324		26,072		25,817
Interbank deposits	30,084		25,752		24,719
Other deposits	240		321		1,098
Interest-bearing deposits	206,652	5.1%	186,429	6.5%	164,210	6.4%
Deposits from banks	8,661	3.3%	2,376	7.1%	1,703	8.5%
Savings deposits	73,404	5.5%	61,143	6.5%	52,457	6.0%
Time deposits	124,587	5.0%	122,910	6.5%	110,050	6.7%
Total	236,976		212,502		190,027

Maturity of Deposits

The following tables set forth a breakdown of deposits by maturity, as of December 31, 2012:

(in millions of R$)
	2012
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	34,916	-	-	-	34,916
Demand deposits	34,641	-	-	-	34,641
Other deposits	275	-	-	-	275
Interest bearing deposits	98,462	24,412	17,868	67,542	208,284
Savings deposits	83,451	-	-	-	83,451
Time deposits	12,369	20,861	16,667	67,335	117,232
Interbanks Deposits	2,642	3,551	1,201	207	7,601
Total	133,378	24,412	17,868	67,542	243,200

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2012.

(in millions of R$)
Maturity within three months	26,164
Maturity after three months to six months	7,065
Maturity after six months to twelve months	16,667
Maturity after twelve months	67,335
Total time deposits in excess of US$100,000	117,231

Short-Term Borrowings

Short-term borrowings are included in our balance sheet under the line items "Securities sold under repurchase agreements", "Interbank market debt" and "Institutional market debt". The principal category of our short-term borrowings is securities held under repurchase agreements. The average monthly balance outstanding during 2012, 2011 and 2010 for other categories of short-term borrowings was less than 30% of our stockholders’ equity at the end of each fiscal year.

The table below presents a summary of securities sold under repurchase agreements for the periods indicated.

(in millions of R$, except percentages)
	2012	2011	2010
Securities sold under repurchase agreements
Amount outstanding (as of December 31)	267,405	185,413	199,657
Maximum amount outstanding during the period	267,405	206,753	199,657
Weighted average interest rate at period-end	8.97%	9.75%	7.93%
Average amount outstanding during period	204,358	196,400	163,901
Weighted average interest rate	9.36%	10.36%	7.82%

Capital

Specific regulatory capital requirements are discussed in “Item 4B. Business Overview — Regulation and Supervision — Regulatory Capital Requirements.” Additional information on capital requirements is discussed in note 33 to our consolidated financial statements.

Minimum Capital Requirements

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2012, 2011 and 2010, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

(in millions of R$, except percentages)
	2012	2011	2010
Tier 1 Capital	72,007	71,601	62,240
Tier 2 Capital	37,833	21,565	18,652
Tier 1 plus Tier 2 Capital	109,840	93,166	80,892
Adjustments	(420)	(55)	(173)
Our regulatory capital (1)	109,421	93,111	80,719
Minimum regulatory capital required (2)	72,036	62,556	57,525
Excess over minimum regulatory capital required	37,385	30,555	23,194
Total risk-weighted assets	654,872	568,693	522,952
Our regulatory capital to risk-weighted assets ratio	16.7%	16.4%	15.4%

(1) Based on Central Bank requirements (see note 33 to our consolidated financial statements).

(2) The minimum requirement in Brazil was 11% as of December 31, 2012, 2011 and 2010.

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. See “Item 4B. Business Overview – Our Ownership Structure” and “Item 7A. Major Shareholders.” Our list of significant subsidiaries as of December 31, 2012 is included as Exhibit 8.1 to this annual report. This list contains information relating to our significant subsidiaries in accordance with our consolidated financial statements.

4D.	Property, Plant and Equipment

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. Our offices and the main activities conducted in each of them are:

•	Centro Empresarial Itaú Unibanco, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo — head office, commercial department, back-offices and main administrative departments;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo — administrative center;

•	Centro Tecnológico, located at Avenida do Estado, 5,533, São Paulo — data processing center;

•	Our leased office, located at Avenida Brigadeiro Faria Lima, 3.400, 3rd through 12th floor, São Paulo; at Avenida Nações Unidas, 7,815, Tower I — 3rd through 13th floor, Tower II — 5th floor, São Paulo and at Avenida Brigadeiro Faria Lima, 3,311, 1st through 3rd floor, 13th and 14th floor — wholesale and investment bank activities;

•	Centro Administrativo Raposo, located at Rua João Moreira Sales, 130 — Jardim Monte Alegre — São Paulo – administrative center and data processing center;

•	Centro Administrativo Pinheiros, located at Av.Eusébio Matoso, 891 — Pinheiros — São Paulo — administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 — São Paulo — administrative center; and

•	CA Patriarca, located at Praça do Patriarca, 30 / Rua Direita, 250 — São Paulo — administrative center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2013 (which are in the process of being renewed under similar terms) to the fourth quarter of 2032. As of December 31, 2012, we owned 31.4% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased the remaining 68.6%.

In addition, on January 27, 2012, we announced the construction of a new technology center. See “ 4B. Business Overview — Technology.”

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

Effects of the Global Financial Markets on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the last quarter of 2008.  The crisis led to (i) recessions and increasing unemployment in the world’s leading economies; (ii) a reduction in investments on a global scale; (iii) a decrease in commodities prices; (iv) a sharp decline in credit availability and liquidity and (iv) a general reduction in the levels of transactions in the capital markets worldwide.

Global financial markets risks increased in the first half of 2012, primarily due to worsening fiscal problems in Europe.  Fear of a sovereign debt crisis spread to large European countries, such as Italy and Spain.  A significant portion of these countries’ debt is held by financial institutions, and their economic situation may impact the results of banks and investment funds.  Markets fear sovereign or bank defaults and the lack of political coordination in Europe.

Increased financial market risks in the euro zone have declined since August 2012, when the European Central Bank first outlined a framework for intervention in the sovereign-debt markets.  The European Central Bank will purchase bonds from sovereigns that first agree to receive direct assistance from the bailout funds (the European Financial Stability Facility and European Financial Stabilization Mechanism). The new framework has two major advantages.  First, there are no quantitative limits on purchases.  Second, the European Central Bank will accept the same (pari passu) treatment as private or other creditors with respect to bonds purchased under the new program.

Although we believe risks have diminished, a financial deterioration of any of these countries may impair growth of economies worldwide and, indirectly, Brazil’s economy. Although we have international operations and investments in certain European countries affected by the fiscal crisis, our exposure to the sovereign bonds of Greece, Ireland, Italy, Portugal and Spain (“GIIPS”), as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries is not significant when compared to our total assets or stockholders’ equity.  We were also indirectly exposed to the GIIPS countries through Banco BPI S.A. (“Banco BPI”), a Portuguese bank which was our equity investee. However, on April 20, 2012, Itaú Unibanco Holding sold its investment of 18.9% in Banco BPI to Caixa Bank, S.A. (“La Caixa Group”) and received approximately €93 million in cash. This transaction had a positive impact on our stockholders’ equity of approximately R$124 million due to the adjustment in other comprehensive income in connection with the sale and had a negative non-recurring effect of R$186 million on our net income due to the difference between the consideration received and the carrying amount of our equity investment and the adjustment in other comprehensive income.

Our gross exposure as of December 31, 2012 to the sovereign bonds of the GIIPS countries as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries, is set forth in the table below, in millions of reais:

(R$ in million)
As of December 31, 2012
	Segment	Credit	Co-obligation	Sovereign	Bond	Derivative	Total Exposure
Italy	Corporate	-	-	-	-	-	-
	Financial	-	7	-	-	-	7
Portugal	Corporate	929	4	-	-	3	936
	Financial	-	-	-	10	-	10
Spain	Corporate	621	12	-	-	1	634
	Financial	-	101	-	-	8	108
Total		1,551	123	-	10	11	1,694

The gross exposure presented above as of December 31, 2012 amounted R$1,694 million, with co-obligations in the amount of R$123 million, primarily related to our exposure to corporate credits. The disclosure above has been measured at our estimated realizable value which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties where the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries as of December 31, 2012 amounted R$11 million.

In the U.S., the main risk to a relatively stable outlook for 2013 seems to be the increasing fiscal drag caused by higher tax rates.  The US economy grew 2.2% in 2012, compared to 1.8% in 2011.  Private investment recovered in 2012, especially in the housing market, which was offset by a decrease in public spending.  We expect modest U.S. growth in 2013, as the increasing private demand is expected to be partially offset by continued restrictive adjustments to its fiscal policy.

Emerging markets, including Brazil and China, display tentative signs of recovery, but risks remain.  In China, a rise in real estate prices and increased inflation could trigger a new round of tightening measures.  In Brazil, domestic demand has been sustained by an active labor market.  Should increased growth not materialize, unemployment may rise and jeopardize the recovery of the economy in emerging markets.  Although moderate growth is expected in 2013, emerging markets are likely to perform better than the developed world.  The Brazilian economy is expected to grow around 3.0% in 2013.

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

Brazilian Economic, Political and Social Conditions

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual gross domestic product (“GDP”) growth of approximately 4.3% from 2004 to 2011. Weak domestic economic activity has allowed the Central Bank to ease the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the SELIC from 12.5% in August 2011 to a low of 7.25% in October 2012. As a proportion of GDP, bank lending expanded to 53.5% in December 2012 from 49.0% in December 2011. In addition, the Brazilian government reduced the manufactured products tax (Imposto sobre Produtos Industrializados or “IPI”) for vehicles, “white-line” goods, furnishings and other related products, in order to stimulate domestic activity. Further tax reductions are expected to take place in 2013 in an attempt to stimulate the Brazilian economy.

There are still concerns about the acceleration of inflation in Brazil. Consumer price inflation did not reach the Central Bank’s target in 2012, reflecting not only rising commodity prices during 2012 but also an active labor market and inflationary inertia. The Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”) decreased to 5.8% in 2012, compared to 6.5% in 2011. However, if inflation rises, disposable income of families may decrease in real terms and could eventually lead to higher delinquency rates in the Brazilian banking system.

After growing 7.5% in 2010, Brazilian GDP growth decreased to 2.7% in 2011, as a result of global deceleration, macroprudential measures taken in late 2010 by the Brazilian government and fiscal and monetary tightening. In 2012, growth of the Brazilian economy decelerated further, as a result of higher domestic and international uncertainty, and has grown only by 0.9%. We expect GDP growth around 3.0% in 2013.

The Brazilian credit market showed moderate growth in 2012 and 2011 compared to 2010, impacted by the effects of lower growth and higher delinquency rates in 2011 and 2012. In 2012 total new consumer loans in Brazil increased by 2.1% in real terms, after growing 4.4% in 2011 and 15.4% in 2010. Similarly, total new corporate loans in Brazil increased by 1.6% in real terms, after growing by 1.4% in 2011 and 2.5% in 2010. In addition, throughout 2012 we have experienced some deterioration in non-performing loans, particularly vehicle and personal loans and account overdraft services. In the last two quarters, non-performing loans over 90 days past due stabilized and non-performing loans from 15 to 90 days past due decreased slightly to 3.9% from 4.3%. See “— Results of Operations for Year Ended December 31, 2012 compared to Year Ended December 31, 2011 — Highlights.”

The current account deficit reached 2.4% of GDP as of December 31, 2012, from 2.1% as of December 31, 2011. Brazil’s external solvency improved considerably, with US$379 billion in international reserves as of December 31, 2012 and US$317 billion in external debt as of December 31, 2012. Brazil’s external liabilities excluding foreign direct investments (mainly foreign portfolio investments) increased to US$841 billion as of December 31, 2012, from US$791 billion as of December 31, 2011. The Central Bank has not been active in the foreign exchange spot market since May 2012, but has been active in the derivatives market (swaps), both as a purchaser and seller. Balance of payments results could increase exchange-rate volatility, potentially affecting our results. See “— Certain Effects of Foreign Exchange Rates on Our Net Interest Margin.”

We are also exposed to tax-policy and regulatory changes, which are sometimes adopted on short notice. For example, the IOF/FX was modified in 2010 and is currently levied at a rate of 0.38%, with certain exceptions to this general rule. In 2012, the Brazilian government made additional changes to the IOF/FX. The 6% tax on external debt with average maturity of less than two years was extended to instruments whose maturity is less than five years and later reduced to apply to maturities of one year or less. Moreover, tax-free exports funding was restricted in March 2012 and then eased in December 2012 and the 60.0% reserve requirement on foreign currency spot short positions, imposed in 2011 for positions exceeding US$1 billion, was also eased at the end of 2012 to apply only to spot short positions exceeding US$3 billion. See “ Item 4B. Business Overview — Regulation and Supervision — Taxation — Tax on Financial Transactions.”

Altogether, those measures contributed to the depreciation of the real and, subsequently, reduction of currency volatility, when compared to the U.S. dollar. The exchange rate was R$2.05 to US$1.00 as of December 31, 2012, compared to R$1.87 to US$1.00 as of December 30, 2011.

The savings account rule for new deposits was also amended in May 2012. The current rule ties the interest rate of savings accounts to the benchmark SELIC rate, yielding 70.0% of the SELIC, if the SELIC is at or below 8.5%. If the SELIC is above 8.5%, the rule in place prior to May 2012 applies: 0.5% per month plus the TR reference rate.

On April 30, 2008, Standard & Poor’s Rating Services upgraded the long-term rating of Brazil’s sovereign foreign currency debt to BBB- from BB+, upgrading Brazil’s rating to investment grade. On November 17, 2011, S&P further upgraded Brazil to BBB. On May 29, 2008, Fitch Ratings followed suit and upgraded Brazil to investment grade, raising its rating to BBB- from BB+, and on April 4, 2011, to BBB. On September 22, 2009, Moody’s Investors Service Inc. “Moody’s”) raised Brazil’s sovereign rating to Baa3 from Ba1, and on June 20, 2011 updated it to Baa2. These upgrades have contributed to further increase the inflow of foreign capital.

On June 27, 2012, Moody’s concluded their previously announced review for downgrade of Brazilian financial institutions as part of their ongoing global review of banks whose standalone assessments are higher than the rate of the country in which they are domiciled. Itaú Unibanco Holding’s issuer rating was downgraded to Baa1 from A2, which is one notch above the level of the Brazil sovereign debt rating, and carries a positive outlook. The downgrade reflected Moody’s assessment of the correlation between sovereign and financial institution credit risk globally, in order to determine to which degree the affected Brazilian entities’ stand-alone credit profiles are correlated with sovereign risk. For Itaú Unibanco Holding, the downgrade did not reflect a credit profile deterioration.

On February 28, 2013, Moody’s announced the downgrade of the ratings of subordinated debt issued by certain Brazilian banks, including Itaú Unibanco Holding. This downgrade reflected Moody´s global revision of its approach to “notching” and is in line with the “Moody´s Guidelines for Rating Bank Hybrid Securities and Subordinated Debt”. For Itaú Unibanco Holding, the downgrade did not reflect a credit profile deterioration. There has been no material impact in funding related to this rating action.

The table below shows the real GDP growth, the inflation rate, exchange rate variation and the interest rates in Brazil as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

		As of and for the year ended December 31
	2012	2011	2010	2009	2008
Real GDP growth % (1)	0.9	2.7	7.5	(0.3)	5.2
Inflation rate % (2)	8.1	5.0	11.3	(1.4)	9.1
Inflation rate % (3)	5.8	6.5	5.9	4.3	5.9
Exchange rate variation %(R$ /US$)(4)	(8.6)	(11.2)	4.5	34.2	(24.2)
TR – a reference interest rate %(5)	0.0	1.1	0.7	0.2	2.3
CDI (interbank interest rate) %(5)	6.9	10.9	10.6	8.6	13.5
SELIC – overnight interest rate %(5)	7.2	10.9	10.7	8.7	13.7
CDS 5 year (6)	108.3	160.8	111.0	123.0	298.5

(1) Source: Instituto Brasileiro de Geografia e Estatística (“IBGE”)

(2) Source: General Price Index – Internal Availability (Índice Geral de Preços – Disponibilidade Interna or “IGP-DI”), as published by the Fundação Getulio Vargas.

(3) Source: IPCA, as published by IBGE.

(4) Source: Central Bank (period end, negative numbers mean depreciation of the Brazilian real).

(5) Source: Central Bank (period end).

(6) Source: Bloomberg (period end). Credit default swap (CDS) is a measure of country risk (basis point).

Certain Effects of Foreign Exchange Rates on Our Net Interest Margin

The variation of the real can affect our net interest margin (includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions). A certain amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets measured in reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Our foreign currency gap management also takes into account the tax effects of such positions. As the profits from exchange rate variation on investments abroad are not taxable, we aim to maintain sufficient hedges (a liability position in foreign exchange derivatives) to reduce the potential effects from our total foreign-exchange exposure, net of tax effects.

Unless otherwise indicated, the discussion in this “Item 5. Operating Results and Financial Review and Prospects” relates to our annual average interest rates and yields. Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies.

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

Use of Estimates and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses during the reporting period, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

Allowance for Loan Losses

The allowance for loan losses represents our estimate of the probable losses inherent to our loan and lease portfolio at the end of each reporting period. The methodology for determining the allowance for loan and lease losses is further described in “Item 4B. Business Overview — Selected Statistical Information — Loan and Lease Operations Approval Process - Loan Loss Experience.” In order to determine the amount of the allowance for loan losses, a portfolio is classified into two categories with respect to which specific methodologies are used to estimate inherent losses. Loans reviewed on an individual basis (which corresponds to our corporate portfolio) are individually reviewed for impairment. For those considered to be impaired, we determine the allowance amount based on expected cash flows. For those that are not impaired, loans are classified by ratings based on risk factors and inherent losses for each rating are estimated based on our historical experience. This involves judgments in identifying the risk factors and assigning a rating. Loans reviewed on a portfolio basis (which includes individuals, small and medium business and foreign loans Latin America portfolios) are further segregated into classes, when appropriate, based on the underlying risks and characteristics, and the allowance for loan losses is determined by category based on historical experience. This also involves judgments and assumptions. Many factors affect the estimate for the range of losses in each of the categories for which we estimate the allowance on a portfolio basis, such as the methodology used to measure historical delinquency and the historical period to be used. Additionally, factors affecting the specific amount of allowance to be recorded are subjective, and include economic and political conditions, credit quality trends, the volume and growth observed in each sub-category and specific economic conditions affecting a sub-category. Our total allowance for loan losses as of December 31, 2012, 2011 and 2010 was R$25,713 million, R$23,873 million and R$19,994 million, respectively, and we recognized a provision for loan losses in our statement of income of R$23,982 million, R$20,038 million and R$15,547 million for the years ended December 31, 2012, 2011 and 2010.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading and available-for-sale, and other trading assets including derivatives. Securities classified as held-to- maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. Total financial instruments recorded at fair value as of December 31, 2012, 2011 and 2010 are assets amounting to R$248,202 million, R$178,339 million and R$168,119 million, respectively, of which R$11,597 million R$8,754 million and R$7,777 million, respectively, were derivatives, and liabilities in the amount of R$11,711 million, R$9,562 million and R$7,006 million, respectively, of which R$11,069 million R$6,747 million and R$5,671 million, respectively, were derivatives. We determine the fair values of our financial instruments based on IAS 39, which defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. According to IFRS 7, there are different levels of inputs that may be used to measure the fair value of financial instruments and we prioritize the use of available inputs in a higher level before using inputs in a level that is lower in the hierarchy. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); Level 3 inputs are inputs for the asset or liability that are not based on observable market data (unobservable inputs). For instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within Level 3, judgments are more significant. In arriving at an estimate of fair value for an instrument within Level 3, management first determines the appropriate model to use. Second, due to the lack of observability of significant inputs, management assesses all relevant empirical data in deriving valuation inputs, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Additionally, with respect to non-exchange traded products, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, our own creditworthiness, and constraints on liquidity and unobservable parameters, where relevant. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Trading and available-for-sale securities classified as Level 3 as of December 31, 2012, 2011 and 2010 amounted to R$2,509 million, R$1,886 million and R$1,806 million, respectively, and net derivatives as of such date amounted to R$144 million, R$205 million and R$150 million, respectively. For additional information see note 31 to our consolidated financial statements. Judgments are also required to determine whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any impairment evidence exists for available-for-sale or held-to-maturity financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is recognized in the statement of income. Factors that are used by management in determining whether there is objective evidence that a financial asset is impaired includes mainly the observed period of the loss, the degree of the loss, whether we will be required to sell the security before recovery and the expectation as of the date of analysis as to the potential for realization of the security.

Other significant accounting policies are described in note 2 of our consolidated financial statements.

Significant Changes in Accounting Rules

See note 2.2 to our consolidated financial statements for information about significant changes in accounting rules.

Results of Operations for Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Highlights

For the year ended December 31, 2012, our net income attributable to owners of the parent company was R$12,634 million and our total stockholders’ equity was R$75,902 million.

As of December 31, 2012, total loan operations and lease operations was R$366,984 million, a 6.0% increase compared to December 31, 2011. Our total loan and lease operations grew at a slower pace in 2012 compared to 2011. Loans to individuals increased by 0.7%, while loans to companies increased by 6.6% compared to December 31, 2011. During 2012, we increased the volume of credit card lending, personal loans, mortgage loans and loans to medium companies, with mortgage loans and payroll loans increasing at a higher rate than other segments, but decreased the volume of loans to individuals for vehicles and to small companies. As of December 31, 2012, the loan portfolio of our operations in Latin America increased 41.0% compared to December 31, 2011. This increase reflects the growth of our operations outside Brazil and the depreciation of the real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

Loans to individuals totaled R$150,300 million in 2012, an increase of R$1,023 million, or 0.7% compared to 2011. This increase is primarily a result of mortgage loans increasing 34.2%, totaling R$18,047 million in 2012 compared to 2011, as a result of a favorable Brazilian economic environment for that particular line of credit. Personal loans increased 10.1% in 2012, totaling R$40,076 million, primarily due to an increase in the volume of payroll loans of 15.1%, mainly due to payroll loans acquired, as we focused increasingly on less risky portfolios. Credit card increased 4.0%, totaling R$40,531 million in 2012, due to the growing popularity of this product. Vehicle financing decreased 14.6% in 2012 compared to 2011, totaling R$51,646 million, as a result of our stricter requirements for granting loans during this period, which have led to increased down payment requirements and shorter financing terms.

Loans to companies totaled R$189,535 million in 2012, an increase of R$11,807 million, or 6.6%, compared to 2011. Loans to small and medium businesses decreased R$464 million, or 0.5% in 2012 compared to 2011, totaling R$85,185 million. Loans to corporate customers increased R$12,271 million, or 13.3%, in 2012 compared to 2011, totaling R$104,350 million, in particular in export/import financing, payroll loans acquired from other financial institutions and working capital facilities. In 2012, we continued to focus our underwriting initiatives on medium and large companies, which typically have lower delinquency rates, and which grew consistent with the banking industry as a whole. In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies portfolio since certain loans to these customers are denominated, or originated in, such currencies.

Losses on loans and claims are the sum of expenses for allowance for loan and lease losses, recovery of loans written off as losses and expenses for claims. In 2012, our losses on loans and claims increased from R$16,072 million in 2011 to R$21,354 in 2012 a R$5,282 million increase, or 32.9%, mainly due to an increase of expenses for allowance for loan and lease losses and in a lesser extent by a decrease in the recovery in loans written off as losses and by an increase of expenses for claims. The increase in expenses for allowance for loan and lease losses is primarily due to an increase in non-performing loans to individuals, especially in vehicle loans and personal loans, which follows the general trends observed in the Brazilian financial market.

As of December 31, 2012, the ratio of 90-day non-performing loans as a percentage of our total loan portfolio decreased to 4.8%, compared to 4.9% as of December 31, 2011. This decrease in the non-performing loan ratio, impacted our 90-day coverage ratio, that increased from 142% in 2011 to 146% in 2012. When the non-performing loan ratio decreases, an increase in the coverage ratio is expected. The provisions for allowance for loan and lease losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio.

Impaired loans (see note 36.6 of our consolidated financial statements) increased from R$18,385 million in 2011 to R$19,511 million in 2012, mainly due to growth of impaired personal loans and vehicle loans.

Loan operations under renegotiation, including extended, modified and deferred repayments, increased to 5.3%, of our total portfolio as of December 31, 2012, compared to 4.2% as of December 31, 2011, mainly due to the increased amount of renegotiation of collateralized loans (mainly vehicles). See “Item 4B. Business Overview – Selected Statistical Information – Loan and Lease Operations – Renegotiated Loans.”

Results of Operations

The following table shows the main components of our net income for 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%

Banking product	81,172	74,276	6,896	9.3%
Interest and similar income	96,364	97,352	(988)	(1.0)%
Interest and similar expense	(48,067)	(55,599)	7,532	(13.5)%
Dividend income	323	361	(38)	(10.5)%
Net gain (loss) from investment securities and derivatives	1,463	1,251	212	16.9%
Foreign exchange results and exchange variation on transactions	3,755	4,998	(1,243)	(24.9)%
Banking service fees	18,944	19,410	(466)	(2.4)%
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,108	5,345	763	14.3%
Other income	2,282	1,158	1,124	97.1%
Losses on loans and claims	(21,354)	(16,072)	(5,282)	32.9%
Expenses for allowance for loan and lease losses	(23,982)	(20,038)	(3,944)	19.7%
Recovery of loans written off as loss	4,663	5,477	(814)	(14.9)%
Expenses for claims	(3,320)	(2,446)	(874)	35.7%
Recovery of claims under reinsurance	1,285	935	350	37.4%
Operating margin	59,818	58,204	1,614	2.8%
Other operating income (expenses)	(42,402)	(39,953)	(2,449)	6.1%
General and administrative expenses	(38,080)	(35,674)	(2,406)	6.7%
Tax expenses	(4,497)	(4,166)	(331)	7.9%
Share of profit or (loss) of unconsolidated companies	175	(113)	288	n.m.
Income before income tax and social contribution	17,416	18,251	(835)	(4.6)%
Current income tax and social contribution	(7,716)	(6,956)	(760)	10.9%
Deferred income tax and social contribution	3,491	3,315	176	5.3%
Net income	13,191	14,610	(1,419)	(9.7)%
Net income attributable to non-controlling interests	557	773	(216)	(27.9)%
Net income attributable to owners of the parent company	12,634	13,837	(1,203)	(8.7)%

Our results of operations for the year ended December 31, 2012, when compared to the year ended December 31, 2011, reflected a significant impact from lower CDI rates and in a lesser extent from exchange rate variations. In 2012, we observed a decrease in the CDI rate to 8.4% from 11.6% which caused impacts on costs and on revenues of many our assets and liabilities. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2012, the real depreciated 8.9% against the U.S. dollar, while in 2011 the real depreciated 12.6% against the U.S. dollar.

In order to improve liquidity in the Brazilian market the Central Bank of Brazil decreased the reserve and compulsory deposit requirement in 2012. This decrease was primarily due to a change in criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 that allowed part of the funds to be used in vehicle loan operations instead of compulsory deposits. The balance of interest-bearing compulsory deposits from the Central Bank of Brazil decreased 38.0%, from R$92,323 million as of December 31, 2011 to R$57,253 million as of December 31, 2012.

Banking Product

Banking product is a subtotal of the following line items: interest and similar income, interest and similar expense, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions, banking service fees, income from insurance, private pension and capitalization operations before claim and selling expenses and other income.

Interest and similar Income

The following table shows the main components of our interest income for 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%

Interest and similar income
Interest on loan and lease operations	61,139	58,492	2,647	4.5%
Interest on Interbank deposits	1,042	890	152	17.1%
Interest on Central Bank compulsory deposits	5,334	9,182	(3,848)	(41.9)%
Interest on securities purchased under agreements to resell	10,096	9,961	135	1.4%
Interest on financial assets held for trading	13,324	14,676	(1,352)	(9.2)%
Interest on available-for-sale financial assets	3,771	2,888	883	30.6%
Interest on held-to-maturity financial assets	471	360	111	30.9%
Interest on other financial assets	1,187	903	284	31.4%
Total Interest and similar income	96,364	97,352	(988)	(1.0)%

Interest and similar income is a subtotal of the following line items: interest on loan and lease operations, interest on interbank deposits, interest on Central Bank compulsory deposits, interest on securities purchased under agreements to resell, interest on financial assets held for trading, interest on available-for-sale financial assets, interest on held-to-maturity financial assets and interest on other financial assets.

The R$988 million, or 1.0%, decrease in interest income in 2012 is primarily due to the decrease in interest on Central Bank compulsory deposits and in interest on financial assets held for trading, partially offset, primarily, by an increase in the income of loan and lease operations and in interest on available-for-sale financial assets.

Interest on Loan and Lease Operations

The table below shows the volume of loan and lease operations, with loans classified by type of creditor (individuals and companies) and further broken down by type of product for individuals and by size of customer for companies. In addition, the table presents the balance of loan operations from our subsidiaries in Latin America outside of Brazil (Argentina, Chile, Uruguay and Paraguay).

	(in millions of R$, except percentages)
	As of December 31,
	2012		2011		Variation (%)

Loans to individuals	150,300	41.0%	149,277	43.1%	1,023	0.7%
Credit card	40,531	11.0%	38,961	11.3%	1,570	4.0%
Personal loan	40,076	10.9%	36,403	10.5%	3,673	10.1%
Vehicles	51,646	14.1%	60,463	17.5%	(8,817)	(14.6)%
Mortgage Loans	18,047	4.9%	13,450	3.9%	4,597	34.2%
Loans to companies	189,535	51.6%	177,728	51.3%	11,807	6.6%
Small and Medium Businesses	85,185	23.2%	85,649	24.7%	(464)	(0.5)%
Corporate	104,350	28.4%	92,079	26.6%	12,271	13.3%
Foreign loans Latin America	27,149	7.4%	19,259	5.6%	7,890	41.0%
Total loan operations and lease operations	366,984	100.0%	346,264	100.0%	20,720	6.0%

Mortgage loans and rural loans portfolios are presented within loans to individuals, loans to companies or foreign loans Latin Amercia, as appropriate, according to the type of client. As of December 31, 2012, the total mortgage loan portfolio totalled R$31,344 million and the total rural loan portfolio totalled R$6,616 million, compared to R$23,339 million and R$5,939 million, respectively, as of December 31, 2011.

Interest on loan and lease operations totaled R$61,139 million in 2012, an increase of R$2,647 million, or 4.5% compared to 2011. This increase was due primarily to an increase in the average volume of loans and lease transactions.

As of December 31, 2012, total loan and lease operations was R$366,984 million, a 6.0% increase compared to December 31, 2011. Loans to individuals increased by 0.7%, while loans to companies increased by 6.6% compared to December 31, 2011. During 2012, we increased the volume of credit card lending, personal loans, mortgage loans and loans to medium companies, with mortgage loans and payroll loans increasing at a higher rate than other segments, but decreased the volume of loans to individuals for vehicles and to small companies. We highlight that mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Loans to individuals totaled R$150,300 million in 2012, an increase of R$1,023 million, or 0.7% compared to 2011. This increase is primarily a result of mortgage loans increasing 34.2%, totaling R$18,047 million in 2012 compared to 2011, as a result of a favorable Brazilian economic environment for that particular line of credit. Personal loans increased 10.1% in 2012, totaling R$40,076 million, primarily due to an increase in the volume of payroll loans of 15.1%, mainly due to payroll loans acquired, as we focused increasingly on less risky portfolios. Credit card increased 4.0%, totaling R$40,531 million in 2012, due to the growing popularity of this product. Vehicle financing decreased 14.6% in 2012 compared to 2011, totaling R$51,646 million, as a result of our stricter requirements for granting loans during this period, which have led to increased down payment requirements and shorter financing terms.

Loans to companies totaled R$189,535 million in 2012, an increase of R$11,807 million, or 6.6%, compared to 2011. Loans to small and medium businesses decreased R$464 million, or 0.5% in 2012 compared to 2011, totaling R$85,185 million. Loans to corporate customers increased R$12,271 million, or 13.3%, in 2012 compared to 2011, totaling R$104,350 million, in particular in export/import financing, payroll loans acquired from other financial institutions and working capital facilities. In 2012, we continued to focus our underwriting initiatives on medium and large companies, which typically have lower delinquency rates, and which grew consistent with the banking industry as a whole. In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies portfolio since certain loans to these customers are denominated, or originated in, such currencies.

The balance of our foreign loans from our operations in Latin America outside Brazil (Argentina, Chile, Uruguay and Paraguay) totaled R$27,149 million as of December 31, 2012, an increase of 41.0% compared to December 31, 2011, mostly as a result of the growth of operations in South American countries where we operate, excluding Brazil, and by the depreciation of the real against several foreign currencies, particularly the U.S. dollar.

Interest on Interbank Deposits

Interest on interbank deposits, totaled R$1,042 million in 2012, an increase of R$152 million, or 17.1%, compared to 2011. This increase was mainly due to the increase on the average balance of these deposits, which are managed by our treasury department, that resulted in an increase in income of R$267 million, partially offset by the decrease in the average yield/rate, mainly due to lower CDI rates, that resulted in a decrease in income of R$115 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Central Bank Compulsory Deposits

Interest on Central Bank compulsory deposits totaled R$5,334 million in 2012, a decrease of R$3,848 million, in 2012 compared to 2011. This decrease was primarily due to a change in criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 that allowed part of the funds to be used in vehicle loan operations instead of compulsory deposits. The balance of interest-bearing compulsory deposits from the Central Bank decreased 38.0%, from R$92,323 million as of December 31, 2011 to R$57,253 million as of December 31, 2012. The decrease in the average balance of Central Bank compulsory deposits resulted in a decrease in income of R$1,688 million in 2012 compared to 2011. Furthermore, the decrease of the average SELIC rate from 11.8% during the year ended December 31, 2011 to 8.6% during the year ended December 31, 2012 contributed to this decrease in income from compulsory deposits. This decrease in the average yield/rate of Central Bank compulsory deposits resulted in a decrease in income of R$2,160 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Securities Purchased under Agreements to Resell

Interest on securities purchased under agreements to resell totaled R$10,096 million in 2012, an increase of R$135 million, or 1.4% in 2012 compared to 2011. This increase was mainly due to higher average balance of securities purchased under agreements to resell that resulted in an increase in income of R$437 million, partially offset by a lower yield/rate of securities purchased under agreements to resell that resulted in a decrease in income of R$301 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Financial Assets Held for Trading

Interest on financial assets held for trading, which is managed by our treasury department, totaled R$13,324 million in 2012, a decrease of R$1,352 million, or 9.2%, compared to 2011. This decrease was mainly due to a decrease in the average yield/rate of financial assets held for trading that resulted in an increase income of R$1,956 million, partially offset by an increase in the average balance of interest on financial assets held for trading that resulted in a decrease in income of R$604 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Available – for – Sale Financial Assets

Interest on available-for-sale financial assets totaled R$3,771 million in 2012, an increase of R$883 million, or 30.6%, compared to 2011. This increase was mainly due to an increase in the average balance of available-for-sale financial assets that resulted in an increase in income of R$1,137 million, partially offset by the decrease in average yield/rate of available-for-sale financial assets that resulted in a decrease in income of R$254 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Held-to-Maturity Financial Assets

Interest on held-to-maturity financial assets totaled R$471 million in 2012, an increase of R$111 million, or 30.9%, compared to 2011. This increase was mainly due to an increase in the average yield/rate of held-to-maturity financial assets that resulted in an increase in income of R$112 million, partially offset by a decrease in the average balance of held-to-maturity financial assets that resulted in a decrease in income of R$1 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest on Other Financial Assets

Interest on other financial assets totaled R$1,187 million, an increase of R$284 million, or 31.4%, compared to 2011. This increase was mainly due to an increase in the average yield/rate of financial assets held for trading that resulted in an increase in income of R$433 million, partially offset by a decrease in the average balance of interest on financial assets held for trading that resulted in a decrease in income of R$148 million in 2012 compared to 2011. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.”

Interest and similar Expense

The following table shows the main components of our interest expense in 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%
Interest and similar expense

Interest on deposits	10,544	12,186	(1,642)	(13.5)%
Interest on securities sold under repurchase agreements	17,539	22,133	(4,594)	(20.8)%
Interbank market debt	5,747	5,536	211	3.8%
Institutional market debt	7,724	10,505	(2,781)	(26.5)%
Financial expense from reserves for insurance and private pension	6,513	5,239	1,274	24.3%
Total interest expense	48,067	55,599	(7,532)	(13.5)%

Total interest expense was R$48,067 million in 2012, a decrease of R$7,532 million, or 13.5%, compared to 2011, mainly due to decreases in interest expense from interest on securities sold under repurchase agreements and from interest on deposits, primarily due to lower CDI in 2012. The depreciation of the real against the dollar also contributed to this decrease.

Interest on Deposits

Interest on deposits was R$10,544 million in 2012, a decrease of R$1,642 million, or 13.5% in comparison to 2011. The decrease in the average yield/rate resulted in a decrease in expenses of R$2,213 million, partially offset by an increase in the average balance of deposits that resulted in an increase in expenses of R$571 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interest on Securities Sold Under Repurchase Agreements

Interest on securities sold under repurchase agreements was R$17,539 million in 2012 a decrease of R$4,594 million, or 20.8%, compared to 2011. The decrease in the average yield/rate resulted in a decrease in expenses of R$5,727 million, partially offset by an increase in the average balance of securities sold under repurchase agreements that resulted in an increase in expenses of R$1,133 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interbank Market Debt

Interest expense on interbank market debt totaled R$5,747 million in 2012, an increase of R$211 million, or 3.8%, compared to 2011. This increase was due to an increase in the average balance of interbank market debt, that resulted in an increase in expenses of R$656 million, partially offset by a decrease on the average yield/rate that decreased expenses by R$445 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.

Institutional Market Debt

Interest expense on institutional market debt totaled R$7,724 million in 2012, a decrease of R$2,781 million, or 26.5% compared to 2011. This decrease was primarily due to a decrease in the average yield/rate that resulted in a decrease in expenses of R$7,436 million, partially offset by an increase on the average balance of institutional market debt that increased expenses by R$4,655 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Financial Expense from Reserves for Insurance and Private Pension

Financial expense from reserves for insurance and private pension plans totaled R$6,513 million in 2012, an increase of R$1,274 million, or 24.3%, compared to 2011. This increase was primarily due to an increase in the average balance of reserves for insurance and private pension and liabilities for capitalization plans of R$1,304 million, partially offset by a decrease of R$30 million due to a decrease of the average yield/rate. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Other interest income and Foreign Exchange Results

The following table shows the main components of our other interest income and foreign exchange results in 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%

Other interest income

Dividend income	323	361	(38)	(10.5)%
Net gain (loss) from investment securities and derivatives	1,463	1,251	212	16.9%
Foreign exchange results and exchange variation on transactions	3,755	4,998	(1,243)	(24.9)%
Total other interest income and foreign exchange results	5,541	6,610	(1,069)	(16.2)%

In 2012, our other interest income and foreign exchange results totaled R$5,541 million, a decrease of R$1,069 million, or 16.2%, in 2012 compared to 2011. This decrease was primarily due to the decrease of R$1,243 million in foreign exchange results and exchange variation on transactions, partially offset by an increase of R$212 million in net gain (loss) from investment securities and derivatives.

Dividend Income

Dividend income totaled R$323 million in 2012, a decrease of R$38 million compared to 2011, due to lower income from dividends of other companies.

Net gain (loss) from investment securities and derivatives totaled a gain of R$1,463 million in 2012 compared to a gain of R$1,251 million in 2011, mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad.

Foreign Exchange Results and Exchange Variation on Transactions

Foreign exchange results and exchange variation on transactions totaled R$3,755 million a decrease of R$1,243 million, or 24.9% compared to 2011, due mainly to the effect from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad.

Non-Interest Income

The following table shows the main components of our non-interest income in 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%

Non-interest income

Banking service fees	18,944	19,410	(466)	(2.4)%
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,108	5,345	763	14.3%
Other income	2,282	1,158	1,124	97.0%
Total non-interest income	27,334	25,913	1,421	5.5%

In 2012, our non-interest income totaled R$27,334 million, an increase of R$1,421 million, or 5.5%, in 2012 compared to 2011. This increase was primarily due an increase of R$1,124 million in other non-interest income, partially offset by a decrease in banking service fees of R$466 million.

Banking Service Fees

Banking service fees totaled R$18,944 million in 2012, a decrease of R$466 million, or 2.4%, compared to 2011. This decrease was mainly due to certain income from fund management that was no longer included in banking service fees and was instead included in interest and similar income in 2012 and to decreases in the real interest rate principally for checking accounts, in line with pricing changes by our competitors, partially offset by an increase in our volume of transactions with customers. See note 24 to our consolidated financial statements for more details.

Income from Insurance, Private Pension and Capitalization Operations Before Claim and Selling Expenses

Income from insurance, private pension and capitalization operations before claim and selling expenses totaled R$6,108 million in 2012, an increase of R$763 million, or 14.3%, compared to 2011. This increase was mainly due to an increase in the volume of pension plan, life insurance and extended guarantee insurance products, due in part to a favorable economic environment for pension plan in Brazil.

Other Income

Other income totaled R$2,282 million in 2012, an increase of R$1,124 million, or 97.0%, compared to 2011. This increase was mainly due to the sale of our 16.14% interest in Serasa S.A. to Experian Brasil Ltda. that generated a gain of R$1,468 million.

Losses on Loans and Claims

The following table shows the principal components of our losses on loans and claims for 2012 and 2011.

(in million of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%
Losses on loans and claims	(21,354)	(16,072)	(5,282)	24.7%
Expenses for allowance for loan and lease losses	(23,982)	(20,038)	(3,944)	16.4%
Recovery of loans written off as losses	4,663	5,477	(814)	(17.5)%
Expenses for claims	(3,320)	(2,446)	(874)	26.3%
Recovery of claims under reinsurance	1,285	935	350	27.2%

Losses on loans and claims include expenses for allowance for loan and lease losses, recovery of loans written off as losses, expenses for claims and recovery of claims under reinsurance. In 2012, our losses on loans and claims increased from R$16,072 million in 2011 to R$21,354 in 2012 a R$5,282 million increase, or 32.9%, mainly due to an increase of expenses for allowance for loan and lease losses and to a lesser extent a decrease in the recovery in loans written off as losses and an increase of expenses for claims.

Expenses for Allowance for Loan and Lease Losses

Expenses for allowance for loan and lease losses totaled R$23,982 million in 2012, an increase of R$3,944 million, or 19.7%, in comparison to 2011, due to a decrease in the asset quality of our vehicle and personal loan portfolios in comparison to the previous year, which resulted in an increase in default levels in our vehicle and personal loan portfolios.

Itaú Unibanco Holding uses statistical models to calculate the allowance for loan and lease losses in the homogeneous loan portfolio (reviewed for impairment on a portfolio basis). Itaú Unibanco Holding periodically carries out procedures to improve these estimates by aligning the necessary provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII to our consolidated financial statements). This alignment aims at ensuring that the allowance for loan and lease losses reflects the current economic condition, the composition of the loan portfolios, the quality of guarantees and the profile of our clients.

In 2012, as a result of the market trends we observed, mainly in relation to an increase in delinquency rates of personal loans and small and medium companies, we analyzed the assumptions we were using in our statistical models. As a result of this analysis, we implemented improvements in the risk models of Probability Default (PD) and Loss Given Default (LGD) to provision more conservatively. Such improvements included the update of the observed period of historical losses to more recent loan vintages (improving the adherence to the actual loan loss experience) and the inclusion of new variables in the risk models (improving the credit assessment capability). These improvements of model assumptions gave rise to a growth in the level of provisions in the amount of R$1,492 million, mainly in the small and medium companies’ portfolio and in the personal loans portfolio. See notes 2.4g.VIII, 12 b. and 36 to our consolidated financial statements for more details.

The observed market trends in delinquency further triggered us to improve our credit granting process. Below we have highlighted some actions taken by us to reduce our credit risk and future loan loss experience.

a)	For vehicle loans we reduced terms and required higher down payments. As a consequence, our average loan term decreased from 53 months in 2010 to 44 months in 2012, consistent with our more conservative policies. In the second half of 2012, all of our vehicle loan origination required such higher down payments;

b)	The ratings categories that allow pre-approved loans for companies and individuals were also reviewed. This revision resulted in a more restrictive policy for loans with no guarantees;

c)	Our business strategy was to increase loan portfolios of less risky portfolios such as factoring of receivables and payroll loans.

Recovery of Loans Written off as Losses

Recovery of loans written off as losses decreased from R$5,477 million in 2011 to R$4,663 million in 2012, a decrease of R$814 million, or 14.9%, primarily due to discounts granted in the renegotiation of credit that had already been written off as losses no longer being deducted from interest and similar income in 2012, but deducted from income from the recovery of loans written off as losses. In 2011, these discounts amounted to R$609 million. Disregarding this effect, the recovery of loans written off as losses would have decreased by 3.7%, or R$205 million.

Expenses for Claims

Expenses for claims increased from R$2,446 million in 2011 to R$3,320 million in 2012, an increase of R$874 million, or 26.3%, mainly due to increases in claims in life insurance and corporate risks insurance portfolios.

Recovery of Claims under Reinsurance

Recovery of claims under reinsurance increased from R$935 million in 2011 to R$1,285 million in 2012, an increase of R$350 million, or 27.2%, mainly due to an increase in the recovery of claims from corporate insurance risks, that have reinsurance.

Operating Margin

Operating margin is the sum of banking product and losses on loans and claims. The operating margin increased R$1,614 million, or 2.8%, amounting to R$59,818 million in 2012, due to the 9.3% growth in the banking product, partially offset by the 32.9% increase in losses on loans and claims.

Non-Interest Expenses

The following table shows the main components of our non-interest expense in 2012 and 2011.

	(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2012	2011	2012-2011%
	(in millions of R$)

General and administrative expenses	(38,080)	(35,674)	(2,407)	6.7%
Salaries and employee benefits	(14,332)	(13,373)	(959)	7.2%
Administrative expenses	(12,665)	(12,490)	(175)	1.4%
Amortization of intangible assets	(844)	(984)	139	(14.2)%
Insurance selling expenses	(1,253)	(1,268)	16	(1.2)%
Depreciation	(1,346)	(1,184)	(162)	13.7%
Other non-interest expense	(7,640)	(6,375)	(1,265)	19.8%
Tax expenses	(4,497)	(4,166)	(331)	7.9%
Share of profit or (loss) of unconsolidated companies	175	(113)	288	n.m.
Total non-interest expense	(42,402)	(39,953)	(2,449)	6.1%

Non-interest expense totaled R$42,402 million in 2012, an increase of R$2,449 million, or 6.1%, compared to 2011. This increase was mainly due to general and administrative expenses, partially offset by the increase in share of profit or (loss) of unconsolidated companies.

General and Administrative Expenses

General and administrative expenses is composed of salaries and employee benefits, administrative expenses, amortization of intangible assets, insurance selling expenses, depreciation and other non-interest expenses.

Salaries and Employee Benefits

Salaries and employee benefits totaled R$14,332 million in 2012, an increase of 7.2% compared with 2011. This increase was mainly a result of the increase in expenses related to employee terminations and labor claims in connection with the restructuring process of our consumer credit business unit. This increase was also due to the collective bargaining agreements reached in September 2011, which increased both compensation and benefits by 9.0% for all employees, and in September 2012, which further increased compensation by 7.5% and benefits by 8.5%. The number of employees decreased 7.2% from December 31, 2011 to a total of 96,977 employees as of December 31, 2012, mainly due to restructuring initiatives in our consumer credit business unit which were intended to integrate systems and processes into a single platform in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses (as part of this review, certain positions within our consumer credit business were transferred to our retail partners) and, to a lesser extent, due to the sale of Orbitall, which reduced the number of our employees by 1,231.

Administrative Expenses

Administrative expenses totaled R$12,665 million in 2012, an increase of R$175 million, or 1.4%, compared to 2011. This increase in administrative expenses was mainly due to inflation affecting most contracts and costs such as utilities and to the organic growth of our operations. We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication, services from third-parties, including marketing, advisory and consulting services, and financial system services.

Amortization of Intangible Assets

Amortization of intangible assets totaled R$844 million in 2012, a decrease of R$139 million, or 14.2%, compared to 2011, primarily, due to lower amortization of acquisition of rights to payroll loans in 2012. See note 16 to our consolidated financial statements.

Insurance Selling Expenses

Insurance selling expenses totaled R$1,253 million in 2012, a decrease of R$16 million, or 1.2%, compared to 2011, primarily, due to lower expenses for life insurance products.

Depreciation

Depreciation totaled R$1,346 million in 2012, an increase of R$162 million, or 13.7%, compared to 2011. This increase was primarily due to an increase of 5.0% in the balance of our fixed assets.

Other Non-Interest Expense

Other non-interest expenses totaled R$7,640 million in 2012, an increase of R$1,265 million, or 19.8%, compared to 2011. This increase was mainly due to an increase in expenses related to credit cards and to a review of civil lawsuits for provisioning that increased provisions for contingencies related to lawsuits primarily in connection with economic plans and other civil lawsuits (see note 32 to our consolidated financial statements).

Tax Expenses

Tax expenses amounted to R$4,497 million in 2012 an increase of R$330 million, or 7.9%, from R$4,166 million in 2011. This increase in tax expenses was mainly due to increased operational activity.

Share of Profit or (Loss) of Unconsolidated Companies

Share of profit or (loss) of unconsolidated companies increased from a R$113 million loss in 2011 to a R$175 million gain in 2012. This R$288 million increase, or 254.9%, was mainly due to the impairment to our investment in Banco BPI recognized in 2011 and on April 20, 2012 we sold our investment in Banco BPI to La Caixa Group.

Current Income Tax and Social Contribution and Deferred Income Tax and Social Contribution

Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our statement of income.  Those items are known as permanent differences. Our total income tax and social contribution includes current income tax and social contribution and deferred income tax and social contribution.  The first is the tax expense under the Brazilian tax laws for the period.  The second is the tax expense resulting from the permanent differences.

Income tax expense and social contribution for the year resulted in a tax expense of R$4,225 million in 2012 compared to R$3,641 million in the prior year, a 16.0% increase. Deferred income tax and social contribution totaled positive R$3,491 million, an increase of R$176 million compared to 2011. Current income tax and social contribution totaled R$7,716 million in 2012, an increase of R$760 million, or 10.9% compared to 2011. The main reason for this increase was the foreign exchange variation as described below, which was partially offset by decreased income from banking activities.

For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if they represent a gain, or are not deductible, if they represent a loss, and they constitute a permanent difference. From an economic perspective we hedge our investments in subsidiaries outside Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During the year ended December 31, 2012, depreciation of the real against the foreign currencies in which our subsidiaries operate generated gains that were not recognized for tax purposes. The depreciation of the real generated taxable losses on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Results of our Operating Segments

The following discussion should be read in conjunction with our consolidated financial statements, especially note 34 regarding segment information included elsewhere in this annual report as well as the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview - Selected Statistical Information”.

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

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; and (ii) it presents net interest income using certain management criteria. For more information our segment financial information, see note 34 to our consolidated financial statements.

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

Net Interest Income

We manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on our results arising from variation in exchange rates. In order to achieve this objective, we use derivative instruments to hedge against foreign currency risk. Hedge accounting is not applied for those derivatives; instead, they are recorded at fair value, with gains and losses included in income.

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

For a better analysis we present below a summary of the results from our operating segments. The adjustments column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

	For the year ended December 31, 2012 (In millions of reais, except per share information)
Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	51,551	7,491	14,211	5,808	78,978	2,194	81,172
Losses on loans and claims	(15,292)	(795)	(5,179)	251	(21,015)	(339)	(21,354)
Operating margin	36,259	6,696	9,032	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(3,301)	(7,476)	(281)	(38,041)	(4,361)	(42,402)
Income before income tax and social contribution	9,229	3,395	1,556	5,778	19,922	(2,506)	17,416
Income tax and social contribution	(2,981)	(1,066)	(311)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net income attributable to owners of the parent company	6,248	2,329	1,245	4,221	14,043	(1,409)	12,634

	For the year ended December 31, 2011 (In millions of reais, except per share information)
Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
Net income attributable to owners of the parent company	7,563	2,565	1,444	3,069	14,641	(804)	13,837

Results of Operations for Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The result per segment is disclosed based on managerial criteria. Such information excludes certain results which are considered not related to our core business by our management. We highlight that in note 34 to our consolidated financial statements, we have disclosed the main IFRS adjustments into the business operating segments’ consolidated managerial data to obtain the IFRS consolidated financial statements in more detail.

Commercial Bank

The main products and services we provide to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicles, credit cards, mortgage and agricultural loans, working capital, trade note discount and export;

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

The table below shows our banking product for the commercial bank segment for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	51,551	48,236	3,315	6.9%
Interest margin (1)	32,770	31,584	1,186	3.8%
Banking service fees	12,289	10,915	1,374	12.6%
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,030	5,229	801	15.3%
Other income	462	508	(46)	(9.1)%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2012, our banking product for the commercial bank segment increased by 6.9%, from R$48,236 million in the year ended December 31, 2011 to R$51,551 million for the same period in 2012, an increase of R$3,315 million. This increase was mainly due to the 12.6% growth in banking service fees related to the increase in our customer base and to an increase in the volume of services, the 3.8% growth in interest margin, related to the 12.8% growth in the loan portfolio, and to a lesser extent the 15.3% growth in income from insurance, private pension and capitalization operations before claim and selling expenses , partially offset by the decrease of 9.1% in other income. The increase in banking service fees was partially offset by recent reductions in some of our banking service fees, in line with pricing changes by our competitors.

The table below shows an increase of 38.9% in our losses on loans and claims for the commercial bank segment for the year ended December 31, 2012, compared to the same period of 2011, mainly due to the 19.7% increase in expenses for allowance for loan and lease losses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	51,551	48,236	3,315	6.9%
Losses on loans and claims	(15,292)	(11,011)	(4,281)	38.9%
Expenses for allowance for loan and lease losses	(16,577)	(13,845)	(2,732)	19.7%
Recovery of loans written-off as losses	3,320	4,346	(1,026)	(23.6)%
Expenses for claims/Recovery of claims under reinsurance	(2,035)	(1,512)	(523)	34.6%
Operating margin	36,259	37,225	(966)	(2.6)%

Our expenses for allowance for loan and lease losses increased by 19.7%, from R$13,845 million in the year ended December 31, 2011 to R$16,577 million in the same period of 2012. The increase of R$2,732 million in expenses for allowance for loan and lease losses was mainly due to the increase in delinquency levels observed in our portfolios of personal loans and to the growth in our loan portfolio.

The decrease of R$1,026 million in recovery of loans written-off as losses was mainly due to discounts granted in the renegotiation of credit that had already been written off as losses no longer being deducted from the interest and similar income in 2012, but deducted from the income from the recovery of loan operations written off as losses.

The table below shows an increase of 4.6% in our other operating income (expenses) for the commercial bank segment for the year ended December 31, 2012, compared to the same period of 2011, primarily due to the increase of 5.2% in non-interest expenses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Operating margin	36,259	37,225	(966)	(2.6)%
Other operating income (expenses)	(27,030)	(25,829)	(1,201)	4.6%
Non-interest expenses (1)	(24,539)	(23,315)	(1,224)	5.2%
Tax expenses for ISS, PIS and COFINS and other	(2,704)	(2,596)	(108)	4.2%
Share of profit or (loss) of unconsolidated companies, net	108	(43)	151	n.m.
Other	105	125	(20)	(16.0)%
Income before income tax and social contribution	9,229	11,396	(2,167)	(19.0)%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$24,539 million in 2012, an increase of R$1,224 million, or 5.2%, compared to 2011.This increase was driven by the higher volume of transactions, as a result of a growth in our banking operations. This increase was also driven by an increase in personnel expenses, which were affected by the increases in compensation and benefits of 9.0% in September, 2011, that affected all of 2012, and of 7.5% (compensation) and 8.5% (benefits) in September, 2012, due to the collective bargaining agreements reached in each year, was partially offset by a reduction in the number of employees in the segment during the year. Finally, this increase was also driven by an increase in provisions due to changes in criteria for the model for provisioning (see note 32 to our consolidated financial statements), as well as increased selling expenses for credit cards due to the growth in customer base and volume of transactions (see note 26 to our consolidated financial statements).

Our tax expense for ISS, PIS and COFINS and other taxes increased 4.2% compared to year ended December 31, 2011. This increase reflects the increase in revenues and in our operational activities throughout the year. See “— Net interest income” above.

Our share of profit or (loss) of unconsolidated companies, net of commercial bank activities increased by R$151 million for the year ended December 31, 2012 compared to the same period of 2011, mainly due to the impairment to our investment in Banco BPI recognized in 2011 and in April 20, 2012 we sold the Banco BPI to La Caixa Group.

The table shows a 22.2% decrease in income tax expense and social contribution for the year ended December 31, 2012. The main reason for this was the decrease in income before income tax and social contribution as explained above.

The table below also shows a decrease of R$1,315 million in our net income for the commercial bank segment for the year ended December 31, 2012, compared to the same period of 2011.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Income before income tax and social contribution	9,229	11,396	(2,167)	(19.0)%
Income tax and social contribution	(2,981)	(3,833)	852	(22.2)%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	6,248	7,563	(1,315)	(17.4)%

Itaú BBA

For our corporate and investment bank segment (Itaú BBA), the banking product for 2012 compared to 2011, is shown in the table below:

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	7,491	6,897	594	8.6%
Interest margin (1)	5,334	4,896	438	8.9%
Banking service fees	2,261	2,123	138	6.5%
Income from insurance, private pension and capitalization operations before claim and selling expenses	38	-	38	-
Other income	(142)	(122)	(20)	16.4%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2012, our banking product for Itaú BBA increased by 8.6%, from R$6,897 million in the year ended December 31, 2011 to R$7,491 million for the same period in 2012, an increase of R$594 million.  This increase was mainly due to an increase in interest margin due to an increase in the large companies’ credit portfolio by 13.8% and an increase in income from dividends. This increase in banking product was also due to an increase in banking service fees due to an increase in revenues from investment banking transactions and fees from credit transactions. The increase in banking product was partially offset by a decrease in other income of R$20 million.

The table below shows a significant increase in our losses on loans and claims from Itaú BBA for the year ended December 31, 2012, compared to the same period of 2011, primarily due to an increase in expenses for allowance for loan and lease losses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	7,491	6,897	594	8.6%
Losses on loans and claims	(795)	(134)	(661)	493.3%
Expenses for allowance for loan and lease losses	(871)	(266)	(605)	227.4%
Recovery of loans written-off as losses	76	132	(56)	(42.4)%
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-
Operating margin	6,696	6,763	(67)	(1.0)%

We had a loss of R$795 million for loans and claims for the year ended December 31, 2012 compared to a loss of R$134 million for the year ended December 31, 2011. This increase is mainly due to an increase in expenses for allowance for loan and lease losses related to the recognition of provisions for some economic groups as a result of the revision of ratings and the growth in our loan portfolio. However, there was no increase in overdue balances of the corporate portfolio and 92.1% of our corporate portfolio has an “AA”, “A” or “B” rating in accordance with the criteria set forth in CMN Resolution No. 2,682.

The table below shows an increase of 13.4% in other operating income (expenses) for the Itaú BBA segment in the year ended December 31, 2012, compared to the same period of 2011, mainly due to a 11.0% increase in non-interest expenses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Operating margin	6,696	6,763	(67)	(1.0)%
Other operating income (expenses)	(3,301)	(2,911)	(390)	13.4%
Non-interest expenses (1)	(2,891)	(2,605)	(286)	11.0%
Tax expenses for ISS, PIS and COFINS and other	(410)	(341)	(69)	20.2%
Share of profit or (loss) of unconsolidated companies, net	5	6	(1)	(16.7)%
Other	(5)	29	(34)	n.m.
Income before income tax and social contribution	3,395	3,852	(457)	(11.9)%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$2,891 million in 2012, an increase of R$286 million, or 11.0%, compared to 2011. This increase is due mainly to increases in compensation and benefits of 9.0% in September 2011, that affected all of 2012, and of 7.5% (compensation) and 8.5% (benefits) in September 2012, due to the collective bargaining agreements reached in each year, and an increase of 14% in the number of employees.

Tax expense for ISS, PIS and COFINS and other taxes resulted in R$410 million in 2012 compared to R$341 million in the prior year, a 20.2% increase, mainly due to a growth in the operating activities.

The table shows a 11.9% decrease in income before tax and social contribution for Itaú BBA for the period ended December 31, 2012 compared to the same period of 2011 from R$3,852 million for 2011 to R$3,395 million for 2012. Income tax and social contribution for the year totaled R$1,066 million in 2012 compared to R$1,287 million in the prior year, a 17.2% decrease, mainly due to the lower income before income tax and social contribution.

The table below also shows a decrease of 9.2% in net income for Itaú BBA segment for the year ended December 31, 2012 compared to the same period of 2011.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Income before income tax and social contribution	3,395	3,852	(457)	(11.9)%
Income tax and social contribution	(1,066)	(1,287)	221	(17.2)%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	2,329	2,565	(236)	(9.2)%

Consumer Credit

We offer credit cards to non-account holders both through direct sales and through our partnerships, in the form of joint ventures and operating agreements with major retailers present in the Brazilian market. We also offer vehicle financing to non-account holders, through partnerships with both new and used car retailers in Brazil.

The banking product for the consumer credit operating segment is show in the table below.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	14,211	14,102	109	0.8%
Interest margin (1)	8,310	8,356	(46)	(0.6)%
Banking service fees	5,890	5,719	171	3.0%
Income from insurance, private pension and capitalization operations before claim and selling expenses	(7)	(13)	6	(46.2)%
Other income	18	40	(22)	(55.0)%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

For the year ended December 31, 2012, our banking product for consumer credit increased 0.8% compared with 2011, from R$14,102 million in the year ended December 31, 2011 to R$14,211 million in the year ended December 31, 2012, an increase of R$109 million. In 2012, the results of the banking product remain in line with 2011, as the increase in interest income and fees from credit cards was offset by a decrease in interest income and fees from our vehicle portfolio.

Our losses on loans and claims for the consumer credit segment increased 21.3% in the year ended December 31, 2012 compared to the same period of 2011, from R$4,270 million in 2011 to R$5,179 million in 2012, primarily due to a 16.0% increase in expenses for allowance for loan and lease losses, as shown in the table below.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	14,211	14,102	109	0.8%
Losses on loans and claims	(5,179)	(4,270)	(909)	21.3%
Expenses for allowance for loan and lease losses	(6,111)	(5,270)	(841)	16.0%
Recovery of loans written-off as losses	932	1,000	(68)	(6.8)%
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-
Operating margin	9,032	9,832	(800)	(8.1)%

Our expenses for allowance for loan and lease losses increased by 16.0%, from R$5,270 million in the year ended December 31, 2011 to R$6,111 million in the same period of 2012. This increase is due to an increase in the delinquency levels of Brazilian consumers and in the vehicle loans portfolio.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Operating margin	9,032	9,832	(800)	(8.1)%
Other operating income (expenses)	(7,476)	(7,911)	435	(5.5)%
Non-interest expenses (1)	(6,551)	(6,948)	397	(5.7)%
Tax expenses for ISS, PIS and COFINS and other	(968)	(953)	(15)	1.6%
Share of profit or (loss) of unconsolidated companies, net	58	-	58	n.m.
Other	(15)	(10)	(5)	50.0%
Income before income tax and social contribution	1,556	1,921	(365)	(19.0)%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$6,551 million in 2012, a decrease of R$397 million, or 5.7%, compared to 2011, mainly due the restructuring of the consumer credit business unit, implemented in 2012 in which we revised agreements and partnerships, halting those with underperformance histories, and reduced the number of employees some of which were transferred to our retail partners. Some of the benefits of the unit restructuring was offset by increases in compensation and benefits of 9.0% in September 2011, that affected all of 2012, and of 7.5% (compensation) and 8.5%(benefits) in September 2012, due to the collective bargaining agreements reached in each year.

Tax expenses for ISS, PIS and COFINS and other taxes remained in line with 2011. See —Net interest income above.

Our income before income tax and social contribution for the consumer credit segment decreased 19.0% in the year ended December 31, 2012 compared to the same period of 2011, from R$1,921 million in 2011 to R$1,556 million in 2012, as shown in the table below. The table below also shows a 34.8% decrease in income tax and social contribution for the year that totaled R$311 million in 2012 compared to R$477 million in the prior year, primarily due to lower income before income tax and social contribution.

The table below also shows a 13.8% decrease in net income for the consumer credit segment for the year ended December 31, 2012, compared to the same period of 2011.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Income before income tax and social contribution	1,556	1,921	(365)	(19.0)%
Income tax and social contribution	(311)	(477)	166	(34.8)%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	1,245	1,444	(199)	(13.8)%

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

The banking product for the activities with the market and corporation business operational segment shown in the table below increased by 13.7%, from R$5,109 million in the year ended December 31, 2011 to R$5,808 million in the same period in 2012, an increase of R$699 million, mainly due to an increase in the interest margin.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	5,808	5,109	699	13.7%
Interest margin (1)	5,555	4,801	754	15.7%
Banking service fees	249	309	(60)	(19.4)%
Income from insurance, private pension and capitalization operations before claim and selling expenses	4	(1)	5	n.m.
Other income	-	-	-	-

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

The interest margin within this segment primarily consists of revenues by treasury transactions and surplus capital. During the year ended December 31, 2012, the interest margin totaled R$5,555 million and increased by 15.7% compared to the same period of 2011. This increase is primarily due to higher gains from investing capital surplus in 2012 compared to 2011. Gains in treasury transactions in 2012 remained in line with 2011.

Banking service fees decreased 19.4% while income from insurance, private pension and capitalization operations before claim and selling expenses increased R$5 million. These changes were due to differences in revenues and expenses allocation to other operating segments in 2012 compared to 2011.

Losses on loans and claims decreased from a loss of R$521 million in 2011 to a gain of R$251 million in 2012, as shown in the table below, mainly due to the decrease in expenses for allowance for loan and losses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Banking product	5,808	5,109	699	13.7%
Losses on loans and claims	251	(521)	772	n.m.
Expenses for allowance for loan and lease losses	(85)	(531)	446	(84.0)%
Recovery of loans written-off as losses	336	10	326	3260.0%
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-
Operating margin	6,059	4,588	1,471	32.1%

The expenses for allowance for loans and lease losses decreased from R$531 million in 2011 to R$85 million in 2012. These changes were due to differences in revenues and expenses allocation to other operating segments in 2012 compared to 2011.

Other operating income (expenses) decreased from R$390 million in 2011 to R$281 million in 2012, as shown in the table below, mainly due to the 52.0% decrease in non-interest expenses.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Operating margin	6,059	4,588	1,471	32.1%
Other operating income (expenses)	(281)	(390)	109	(27.9)%
Non-interest expenses (1)	(449)	(935)	486	(52.0)%
Tax expenses for ISS, PIS and COFINS and other	(148)	51	(199)	n.m.
Share of profit or (loss) of unconsolidated companies, net	316	447	(131)	(29.3)%
Other	-	47	(47)	n.m.
Income before income tax and social contribution	5,778	4,198	1,580	37.6%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses decreased R$486 million in the year ended December 31, 2012 compared to the year ended December, 31, 2011, mainly due to lower expenses in benefits related to employment in 2012 compared to 2011.

Tax expenses for ISS, PIS and COFINS and other increased R$199 million in the year ended December 31, 2012 compared to the year ended December, 31, 2011, mainly due to differences in revenues and expenses allocation to other operating segments in 2012 compared to 2011.

Share of profit or (loss) of unconsolidated companies, net decreased R$131 million, from R$447 million in 2011 to R$316 million in 2012, a decrease of 29.3%, due to sale of BPI and of Serasa shares.

The table below shows an increase of R$724 million in income tax and social contribution for 2012 from 2011, due to higher income before income tax and social contribution as explained above and a decrease of R$296 million in non-controlling interest in subsidiaries from R$885 million in 2011 to R$589 million in 2012, mainly due to the acquisition of the remaining minority shares of Redecard.

Net income for the activities with the market and corporation segment increased from R$3,069 million in 2011 to R$4,221 million in 2012, as shown in the table below.

	For the Year Ended December 31,
	2012	2011	2012-2011%
	(in millions of R$)		Variation
Income before income tax and social contribution	5,778	4,198	1,580	37.6%
Income tax and social contribution	(968)	(244)	(724)	296.7%
Non-controlling interest in subsidiaries	(589)	(885)	296	(33.4)%
Net income attributable to owners of the parent company	4,221	3,069	1,152	37.5%

Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Highlights

For the year ended December 31, 2011, our net income attributable to owners of the parent company was R$13,837 million and our total stockholders’ equity was R$73,941 million.

As of December 31, 2011, total loan operations and lease operations was R$346,264 million, a 17.4% increase compared to December 31, 2010. Loans to individuals increased by 18.0%, while loans to companies increased by 14.8% compared to December 31, 2010. During 2011, we maintained our strategy of increasing the volume of credit card lending, personal loans, mortgage loans and loans to middle market companies, with personal loans increasing at a higher rate than other segments. We highlight that mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Loans to individuals totaled R$148,277 million in 2011, an increase of R$22,760 million, or 18.0%, compared to 2010. This increase is primarily a result of a 44.1% growth in personal loans, totaling R$36,403 million, as a consequence of the increase in credit limits as well as additional product offerings to our customer base. Mortgage loans in 2011 compared to 2010 increased 66.7%, totaling R$13,450 million, as a result of the favorable Brazilian mortgage market, which presented the highest growth in 2011. Vehicle financing increased 0.5% in 2011 compared to 2010, totaling R$60,463 million, due to a) the low overall growth in this market in Brazil, related to the macroprudential measures taken by the government at the end of 2010 (i.e., increase in capital requirements for such transactions, considering the percentage of down-payment and the tenure of the contracts, as established by Circular 3,515/Central Bank of December 3, 2010), b) higher non-performing loan (NPL) levels and c) tightening of our underwriting standards.

Loans to companies totaled R$177,728 million in 2011, an increase of R$22,925 million, or 14.8%, compared to 2010. Loans to small and medium companies increased R$5,699 million, or 7.1% in 2011 compared to 2010, totaling R$85,649 million and loans to corporate customers increased R$17,226 million, or 23.0%, in 2011 compared to 2010, totaling R$92,079 million. In 2011, we focused our underwriting initiatives on medium and large companies, which typically have lower delinquency rates, and grew consistent with the banking industry as a whole. In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies portfolio since certain of our loans are denominated, or originated in, such currencies.

Due to the higher non-performing loan (NPL) levels observed in our small businesses portfolio (mainly in the first half of 2011) and in our vehicle financing portfolio (especially in the second half of 2011), we tightened our underwriting standards and required either more collateral or higher down payments, and reduced the maturity of loans within these portfolios. These changes, combined with the slowing growth of the Brazilian market, resulted in a slight reduction of our small companies loan portfolio and in the overall stability in the vehicle financing portfolio.

Losses on loans and claims represent the total of expenses for allowance for loan and lease losses, recovery of loans written off as losses and expenses for claims. In 2011, our losses on loans and claims increased from R$12,938 million in 2010 to R$16,072 million in 2011 a R$3,134 million increase, or 24.2%, mainly due to an increase of expenses for allowance for loan and lease losses and to a lesser extent to an increase of expenses for claims, partially offset by an increase of the recovery in loans written off as losses.

During 2011, delinquency levels increased both in our portfolio and in the Brazilian financial system. This increase led to higher incurred losses, especially in the small companies and vehicle financing portfolios, and to an increase in expenses for allowance for loan and lease losses from 2010 to 2011. For more details on how we calculate allowance for loan losses, see note 36.4 of our consolidated financial statements.

As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total loan portfolio increased to 4.9%, compared to 4.2% as of December 31, 2010, in line with the Brazilian banking industry average (based on Brazilian Central Bank data), due to higher non-performing loan (NPL) levels in the small companies portfolio, especially in the first half of 2011, and higher NPL levels in the vehicle financing portfolio in the second half of 2011. Due to an increase in non-performing loans, the 90-day coverage ratio reduced from 161% in 2010 to 142% in 2011. The decrease in the coverage ratio reflects the mechanics of our provisioning model. When there is evidence of impairment, the incurred loss model increases  provision, increasing the coverage ratio. However, the related transactions are not necessarily overdue for more than 90days, and are therefore not yet considered non-performing. When the loan transaction becomes overdue by more than 90 days and nonperforming balances actually increase, most of the provisions have already been made and the coverage ratio decreases. In addition, impaired loans (as reflected in note 36.6 of our consolidated financial statements) increased from R$13,878 million in 2010 to R$18,385 million in 2011, due to growth of loans to individuals and small and medium companies.

Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio, mainly due to the increased amount of renegotiation of collateralized loans (mainly vehicle loans) as of December 31, 2011, compared to 3.1% as of December 31, 2010.

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

Results of Operations

The following table shows the main components of our net income for 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Banking product	74,276	69,415	4,861	7.0%
Interest and similar income	97,352	77,818	19,534	25.1%
Interest and similar expense	(55,599)	(36,840)	(18,759)	50.9%
Dividend income	361	326	35	10.7%
Net gain (loss) from investment securities and derivatives	1,251	2,862	(1,611)	(56.3)%
Foreign exchange results and exchange variation on transactions	4,998	1,824	3,174	174.0%
Banking service fees	19,410	17,092	2,318	13.6%
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,345	4,923	422	8.6%
Other income	1,158	1,410	(252)	(17.9)%
Losses on loans and claims	(16,072)	(12,938)	(3,134)	24.2%
Expenses for allowance for loan and lease losses	(20,038)	(15,547)	(4,491)	28.9%
Recovery of loans written off as loss	5,477	4,195	1,282	30.6%
Expenses for claims	(1,511)	(1,586)	75	(4.7)%
Operating margin	58,204	56,477	1,727	3.1%
Other operating income (expenses)	(39,953)	(38,447)	(1,506)	3.9%
General and administrative expenses	(35,674)	(34,632)	(1,042)	3.0%
Tax expenses	(4,166)	(4,164)	(2)	0.0%
Share of profit or (loss) of unconsolidated companies	(113)	349	(462)	n.m.
Income before income tax and social contribution	18,251	18,030	221	1.2%
Current income tax and social contribution	(6,956)	(4,042)	(2,914)	72.1%
Deferred income tax and social contribution	3,315	(1,494)	4,809	n.m.
Net income	14,610	12,494	2,116	16.9%
Net income attributable to non-controlling interests	773	786	(13)	(1.7)%
Net income attributable to owners of the parent company	13,837	11,708	2,129	18.2%

Interest and similar Income

The following table shows the main components of our interest income for 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Interest and similar income
Interest on loan and lease operations	58,492	50,693	7,799	15.4%
Interest on Interbank deposits	890	824	66	8.1%
Interest on Central Bank compulsory deposits	9,182	4,025	5,157	128.1%
Interest on securities purchased under agreements to resell	9,961	9,940	21	0.2%
Interest on financial assets held for trading	14,676	8,028	6,648	82.8%
Interest on available-for-sale financial assets	2,888	2,997	(109)	(3.6)%
Interest on held-to-maturity financial assets	360	456	(96)	(21.0)%
Interest on other financial assets	903	855	48	5.7%
Total Interest and similar income	97,352	77,818	19,534	25.1%

Banking Product

Banking product is a subtotal of individual line items, such as interest and similar income, interest and similar expense, dividend income, net gain (loss) from investment securities and derivatives, foreign exchange results and exchange variation on transactions, banking service fees, income from insurance, private pension and capitalization operations before claim and selling expenses and other income.

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

(in millions of R$, except percentages)
	As of December 31,
	2011		2010		Variation (%)

Loans to individuals	149,277	43.1%	126,517	42.9%	22,760	18.0%
Credit card	38,961	11.3%	33,041	11.2%	5,920	17.9%
Personal loan	36,403	10.5%	25,258	8.6%	11,145	44.1%
Vehicles	60,463	17.5%	60,151	20.4%	312	0.5%
Mortgage Loans	13,450	3.9%	8,067	2.7%	5,383	66.7%
Loans to companies	177,728	51.3%	154,803	52.5%	22,925	14.8%
Small and Medium Businesses	85,649	24.7%	79,950	27.1%	5,699	7.1%
Corporate	92,079	26.6%	74,853	25.4%	17,226	23.0%
Foreign loans Latin America	19,259	5.6%	13,517	4.6%	5,742	42.5%
Total loan operations and lease operations	346,264	100.0%	294,837	100.0%	51,427	17.4%

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

As of December 31, 2011, total loan operations and lease operations was R$346,264 million, a 17.4% increase compared to December 31, 2010. Loans to individuals increased by 18.0%, while loans to companies increased by 14.8% compared to December 31, 2010. During 2011, we maintained our strategy of increasing the volume of credit card lending, personal loans, mortgage loans and loans to medium businesses, with personal loans increasing at a higher rate than other segments. We highlight that mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Loans to individuals totaled R$149,277 million in 2011, an increase of R$22,760 million, or 18.0% compared to 2010. This increase is primarily a result of a 44.1% growth in personal loans, totaling R$36,403 million, primarily due to the conclusion of systems integration at the end of 2010, which allowed a better use of Unibanco account holder data during 2011. Mortgage loans in 2011 compared to 2010 increased 66.7%, totaling R$13,450 million, as a result of a favorable Brazilian economic environment. Credit card increased 17.9%, totaling R$38,961 million in 2011, due to the consistently growing popularity of this product due to its practicality and safety. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Vehicle financing increased 0.5% in 2011 compared to 2010, totaling R$60,463 million, due to the low overall growth in this market in Brazil, mainly due to macro prudential measures taken by the government at the end of 2010.

Loans to companies totaled R$177,728 million in 2011, an increase of R$22,925 million, or 14.8%, compared to 2010. Loans to small and medium businesses increased R$5,699 million, or 7.1% in 2011 compared to 2010, totaling R$85,649 million. Loans to corporate increased R$17,226 million, or 23.0%, in 2011 compared to 2010, totaling R$92,079 million, due to our strategy of growth in medium and large companies in 2011.

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

Interest and similar Expense

The following table shows the main components of our interest expense in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%
Interest and similar expense

Interest on deposits	12,186	10,591	1,595	15.1%
Interest on securities sold under repurchase agreements	22,133	15,774	6,359	40.3%
Interbank market debt	5,536	2,100	3,436	163.6%
Institutional market debt	10,505	4,337	6,168	142.2%
Financial expense from reserves for insurance and private pension	5,239	4,038	1,201	29.8%
Total interest expense	55,599	36,840	18,759	50.9%

Total interest expense was R$55,599 million in 2011, an increase of R$18,759 million, or 50.9%, compared to 2010, mainly due to increases in interest expense from interest on securities sold under repurchase agreements and from institutional market debt.

Interest on Deposits

Interest on deposits was R$12,186 million in 2011, an increase of R$1,595 million, or 15.1% in comparison to 2010. An increase in the average balance of deposits resulted in an increase in expenses of R$1,427 million and by an increase in the average yield/rate resulted in an increase in expenses of R$168 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

Interest on Securities Sold Under Repurchase Agreements

Interest on securities sold under repurchase agreements was R$22,133 million in 2011 an increase of R$6,359 million, or 40.3%, compared to 2010. An increase in the average balance resulted in an increase in expenses of R$4,218 million in 2011 and an increase in the average yield/rate resulted in an increase in expenses of R$2,141 million related to our strategy of liquidity management.

Interbank Market Debt

Interest expense on interbank market debt totaled R$5,536 million in 2011, an increase of R$3,435 million, or 163.6%, compared to 2010. This increase was due to an increase in the average balance of interbank market debt, that resulted in an increase in expenses of R$1,425 million, and to an increase on the average yield/rate that increased the expenses by R$2,011 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data.

Institutional Market Debt

Interest expense on institutional market debt totaled R$10,505 million in 2011, with an increase of R$6,168 million, or 142.2% compared to 2010. This increase was primarily due to an increase in the average yield/rate that resulted in an increase in expenses of R$4,907 million and by an increase on the average balance of institutional market debt that increased expenses by R$1,261 million. See “Item 4B. Business Overview — Selected Statistical Information — Average Balance Sheet and Interest Rate Data."

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

Other interest income and Foreign Exchange Results

The following table shows the main components of our other interest and foreign exchange results income in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Other interest income

Dividend income	361	326	35	10.7%
Net gain (loss) from investment securities and derivatives	1,251	2,862	(1,611)	(56.3)%
Foreign exchange results and exchange variation on transactions	4,998	1,824	3,174	174.0%
Total other interest income and foreign exchange results	6,610	5,012	1,598	31.9%

In 2011, our other interest income and foreign exchange results totaled R$6,610 million, an increase of R$1,598 million, or 31.9%, in 2011 compared to 2010. This increase was primarily due to the increase of R$3,174 million in foreign exchange results and exchange variation on transactions, partially offset by a decrease of R$1,611 million in net gain (loss) from investment securities and derivatives related mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad.

Dividend Income

Dividend income totaled R$361 million on 2011, an increase of R$35 million compared to 2010, due to higher income from dividends of other companies.

Net Gain (Loss) from Investment Securities and Derivatives

Net gain (loss) from investment securities and derivatives totaled a gain of R$1,251 million in 2011 compared to gains of R$2,862 million in 2010, mainly to our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad.

Foreign Exchange Results and Exchange Variation on Transactions

Foreign exchange results and exchange variation on transactions totaled R$4,998 million an increase of R$3,174 million, or 174.0% compared to 2010, due mainly to the effect of the depreciation of the real against the dollar in our investments in subsidiaries abroad.

Non-Interest Income

The following table shows the main components of our non-interest income in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%

Non-interest income

Banking service fees	19,410	17,092	2,318	13.6%
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,345	4,923	422	8.6%
Other income	1,158	1,410	(252)	(17.9)%
Total non-interest income	25,913	23,425	2,488	10.6%

In 2011, our non-interest income totaled R$25,913 million, an increase of R$2,488 million, or 10.6%, in 2011 compared to 2010. This increase was primarily due an increase of R$2,318 million in banking service fees, partially offset by a decrease of R$252 million in other non-interest income.

Banking Service Fees

Banking service fees totaled R$19,410 million in 2011, an increase of R$2,318 million, or 13.6%, compared to 2010. This increase was mainly due to increased revenues from credit card fees, which increased by 16.2% from R$6,408 million in 2010 to R$7,446 million in 2011, primarily due to higher annual fees, and higher interchange revenues arising from the increased volume of transactions due to year-end sales and growth in the number of credit card transactions. See note 24 of our consolidated financial statements for more details.

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

Losses on Loans and Claims

Losses on loans and claims are the sum of expenses for allowance for loan and lease losses, recovery of loans written off as losses and expenses for claims. In 2011, our losses on loans and claims increased from R$12,938 million in 2010 to R$16,072 in 2011 a R$3,134 million increase, or 24.2%, mainly due to an increase of expenses for allowance for loan and lease losses and to a lesser extent to an increase of expenses for claims, partially offset by an increase in the recovery in loans written off as losses.

Expenses for Allowance for Loan and Lease Losses

Expenses for allowance for loan and lease losses totaled R$20,038 million in 2011, an increase of R$4,491 million, or 28.9%, in comparison to 2010. See note 12.b of our consolidated financial statements for more details.

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

Non-Interest Expenses

The following table shows the main components of our non-interest expense in 2011 and 2010.

(in millions of R$, except percentages)
	Year Ended December 31,		Variation
	2011	2010	2011-2010%
	(in millions of R$)

General and administrative expenses	(35,674)	(34,632)	(1,042)	3.0%
Salaries and employee benefits	(13,373)	(13,007)	(366)	2.8%
Administrative expenses	(12,490)	(12,350)	(139)	1.1%
Amortization of intangible assets	(984)	(978)	(6)	0.6%
Insurance selling expenses	(1,268)	(1,330)	61	(4.6)%
Depreciation	(1,184)	(1,165)	(19)	1.6%
Other non-interest expense	(6,375)	(5,801)	(574)	9.9%
Tax expenses	(4,166)	(4,164)	(3)	0.1%
Share of profit or (loss) of unconsolidated companies	(113)	349	(462)	n.m.
Total non-interest expense	(39,953)	(38,447)	(1,506)	3.9%

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

Salaries and Employee Benefits

Salaries and employee benefits totaled R$13,373 million in 2011, an increase of 2.8% compared with 2010, partially offset by the 3.2% decrease in number of employees in 2011. This increase was lower than the 9.0% on the labor agreement. See note 26 to our consolidated financial statements.

Administrative Expenses

Administrative expenses totaled R$12,490 million in 2011, an increase of R$139 million, or 1.1%, compared to 2010. This increase was driven by the higher volume of overall customer transactions, partially offset by a reduction of expenses related to the migration of Unibanco branches and CSBs to the Itaú layout and platform.

Amortization of Intangible Assets

Amortization of intangible assets totaled R$984 million in 2011, an increase of R$6 million, or 0.6%, compared to 2010, due to amortization of intangible assets in line with 2010. See note 16 to our consolidated financial statements.

Insurance Selling Expenses

Insurance selling expenses totaled R$1,268 million in 2011, a decrease of R$61 million, or 4.6%, compared to 2010. This decrease was mainly due to improvements in our insurance selling process.

Depreciation

Depreciation totaled R$1,184 million in 2011, an increase of R$19 million, or 1.6%, compared to 2010. This increase was due to an increase in the balance sheet amount of our fixed assets.

Other Non-Interest Expense

Other non-interest expenses totaled R$6,375 million in 2011, an increase of R$574 million, or 9.9%, compared to 2010. This increase was mainly related to an increase in provisions for civil lawsuits (see note 32 to our consolidated financial statements), as well as increased selling expenses for credit cards due to the growth in client base and volume of transactions (see note 26 to our consolidated financial statements).

Tax Expenses

Tax expenses amounted to R$4,166 million in 2011 an increase of R$ 2 million, or 0.1%, from R$4,164 million in 2010, remaining practically stable. PIS, COFINS expenses increased in 2011, but were offset by the decrease in ISS and other tax expenses.

Share of Profit or (Loss) of Unconsolidated Companies

Share of profit or (loss) of unconsolidated companies decreased from a R$349 million gain in 2010 to a R$113 million loss in 2011 a R$ 462 million decrease, or 132.4%, mainly due to a lower result from Banco Português de Investimento, which had a R$75 million profit in 2010 and had a R$343 million loss in 2011. The investment held in the Banco Português de Investimento was adjusted to recognize its market value based on the share price on the respective closing dates.

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

Results of our Operating Segments

The following discussion should be read in conjunction with our consolidated financial statements, especially note 34 regarding segment information included elsewhere in this annual report as well as the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview - Selected Statistical Information”.

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

Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The result per segment is disclosed based on managerial criteria. Such information excludes certain results which are considered not related to our core business by our management. We highlight that in note 34 of our consolidated financial statements, we have disclosed the main IFRS adjustments into the business operating segments’ consolidated managerial data to obtain the IFRS consolidated financial statements.

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

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

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

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	48,236	41,238	6,998	17.0%
Losses on loans and claims	(11,011)	(9,523)	(1,488)	15.6%
Expenses for allowance for loan and lease losses	(13,845)	(10,808)	(3,037)	28.1%
Recovery of loans written-off as losses	4,346	2,893	1,453	50.2%
Expenses for claims	(1,512)	(1,608)	96	(6.0)%
Operating margin	37,225	31,715	5,510	17.4%

Our expenses for allowance for loan and lease losses increased by 28.1%, from R$10,808 million in the year ended December 31, 2010 to R$13,845 million in the same period of 2011. We highlight the increase in the delinquency levels and reduction in the asset quality as the principal change in our commercial bank segment for the year ended December 31, 2011. This increase was partially offset by the increase in the recovery of loans written-off as losses due to a higher effort in collection services and lower expenses for claims.

The table below shows an increase of 12.7% on our other operating income (expenses) from the commercial bank segment for the year ended December 31, 2011, compared to the same period of 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	37,225	31,715	5,510	17.4%
Other operating income (expenses)	(25,829)	(22,927)	(2,902)	12.7%
Non-interest expenses (1)	(23,315)	(20,827)	(2,488)	11.9%
Tax expenses for ISS, PIS and COFINS and other	(2,596)	(2,139)	(457)	21.4%
Share of profit or (loss) of unconsolidated companies, net	(43)	19	(62)	n.m.
Other	125	20	105	525.0%
Income before income tax and social contribution	11,396	8,788	2,608	29.7%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Upon the completion of the integration of Unibanco's branches and other customer sites throughout Brazil in the end of 2010. During 2011 we were able to improve our processes and expand accordingly the volume of services and increase our customer base, while maintaining service quality. Non-interest expenses totaled R$23,315 million in 2011, an increase of R$2,488 million, or 11.9%, compared to 2010.This increase was driven by the higher volume of overall customer transactions, an increase in provisions for civil lawsuits (see note 32 of our consolidated financial statements), as well as increased selling expenses for credit cards due to the growth in client base and volume of transactions (see note 26 to our consolidated financial statements) and to the 9.0% salaries increase on the labor agreement, partially offset by a reduction of expenses related to the migration of Unibanco branches and CSBs to the Itaú layout and platform and to improvements in our insurance selling process.

Our tax expense for ISS, PIS and COFINS and other taxes increased 21.4% compared to year ended December 31, 2010. This increase reflects the increase in revenues and in our operational activities throughout the year. See “—Net interest income above”.

Our share of profit or (loss) of unconsolidated companies, net from commercial bank activities decreased by R$62 million for the year ended December 31, 2011 compared to the same period of 2010, mainly due to an impairment of the investment held in the Banco Português de Investimento to recognize its market value based on the share price on the respective closing dates.

The net income from commercial bank activities totaled R$7,563 million in 2011, an increase of R$1,282 million compared to 2010.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	11,396	8,788	2,608	29.7%
Income tax and social contribution	(3,833)	(2,509)	(1,324)	52.8%
Non-controlling interest in subsidiaries	-	2	(2)	n.m.
Net income attributable to owners of the parent company	7,563	6,281	1,282	20.4%

Income tax expense and social contribution for the year resulted in a tax expense of R$3,833 million in 2011 compared to R$2,509 million in the prior year, a 52.8% increase. The main reasons for this was the increase in income before income tax and social contribution and the adjustment in tax rate as explained above.

Itaú BBA

For our corporate and investment bank activities (Itaú BBA), the banking product for 2011 compared to 2010, is shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	6,897	6,400	497	7.8%
Interest margin (1)	4,896	4,601	295	6.4%
Banking service fees	2,123	1,932	191	9.9%
Income from insurance, private pension and capitalization operations before claim and selling expenses	-	-	-	-
Other income	(122)	(133)	11	(8.3)%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

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

Our losses on loans and claims from Itaú BBA are shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	6,897	6,400	497	7.8%
Losses on loans and claims	(134)	186	(320)	n.m.
Expenses for allowance for loan and lease losses	(266)	(182)	(84)	46.2%
Recovery of loans written-off as losses	132	368	(236)	(64.1)%
Expenses for claims	-	-	-	-
Operating margin	6,763	6,586	177	2.7%

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

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	6,763	6,586	177	2.7%
Other operating income (expenses)	(2,911)	(2,721)	(190)	7.0%
Non-interest expenses (1)	(2,605)	(2,379)	(226)	9.5%
Tax expenses for ISS, PIS and COFINS and other	(341)	(387)	46	(11.9)%
Share of profit or (loss) of unconsolidated companies, net	6	(6)	12	n.m.
Other	29	51	(22)	(43.1)%
Income before income tax and social contribution	3,852	3,865	(13)	(0.3)%

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

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	3,852	3,865	(13)	(0.3)%
Income tax and social contribution	(1,287)	(1,023)	(264)	25.8%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	2,565	2,842	(277)	(9.7)%

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

The banking product from consumer credit business operating segment is show in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	14,102	15,148	(1,046)	(6.9)%
Interest margin (1)	8,356	9,044	(688)	(7.6)%
Banking service fees	5,719	5,765	(46)	(0.8)%
Income from insurance, private pension and capitalization operations before claim and selling expenses	(13)	254	(267)	n.m.
Other income	40	85	(45)	(52.9)%

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

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

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	14,102	15,148	(1,046)	(6.9)%
Losses on loans and claims	(4,270)	(3,754)	(516)	13.7%
Expenses for allowance for loan and lease losses	(5,270)	(4,702)	(568)	12.1%
Recovery of loans written-off as losses	1,000	948	52	5.5%
Expenses for claims	-	-	-	-
Operating margin	9,832	11,394	(1,562)	(13.7)%

Our expenses for allowance for loan and lease losses increased by 12.1%, from R$4,702 million in the year ended December 31, 2010 to R$5,270 million in the same period of 2011. This increase is due to an increase in the delinquency levels of Brazilian consumers generally and the growth in the credit portfolio in 2011.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	9,832	11,394	(1,562)	(13.7)%
Other operating income (expenses)	(7,911)	(7,826)	(85)	1.1%
Non-interest expenses (1)	(6,948)	(6,857)	(91)	1.3%
Tax expenses for ISS, PIS and COFINS and other	(953)	(969)	16	(1.7)%
Share of profit or (loss) of unconsolidated companies, net	-	-	-	-
Other	(10)	-	(10)	n.m.
Income before income tax and social contribution	1,921	3,568	(1,647)	(46.2)%

(1) Refers to general and administrative expenses including salaries and employee benefits, depreciation expenses and amortization.

Non-interest expenses totaled R$6,948 million in 2011, an increase of R$91 million, or 1.3%, compared to 2010, remaining in line with 2010, mainly due to the 9.0% salaries increase on the labor agreement, offset by the restructuring of the consumer credit area.

Tax expenses for ISS, PIS and COFINS and other taxes remained in line with 2010. See “—Net interest income” above.

Our income before tax and social contribution on net income in the consumer credit segment decreased 46.2% in the year ended December 31, 2011 compared to the same period of 2010, from R$3,568 million in 2010 to R$1,921 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	1,921	3,568	(1,647)	(46.2)%
Income tax and social contribution	(477)	(1,054)	577	(54.7)%
Non-controlling interest in subsidiaries	-	-	-	-
Net income attributable to owners of the parent company	1,444	2,514	(1,070)	(42.6)%

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

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	5,109	3,657	1,452	39.7%
Interest margin (1)	4,801	3,356	1,445	43.1%
Banking service fees	309	182	127	69.8%
Income from insurance, private pension and capitalization operations before claim and selling expenses	(1)	(12)	11	(91.7)%
Other income	-	131	(131)	n.m.

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives and foreign exchange results and exchange variation on transactions.

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

Losses on loans and claims increased from R$2 million in 2010 to R$521 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Banking product	5,109	3,657	1,452	39.7%
Losses on loans and claims	(521)	(2)	(519)	-
Expenses for allowance for loan and lease losses	(531)	(2)	(529)	-
Recovery of loans written-off as losses	10	-	10	-
Expenses for claims	-	-	-	-
Operating margin	4,588	3,655	933	25.5%

The expenses for allowance for loans losses increased from R$2 million in 2010 to R$531 million in 2011, due to an increase in provisions we made in 2011 in connection with our activities with the market and corporation segment in excess of Central Bank requirements as a result of our model for allowance for loan losses which includes the expected loss.

Other operating income (expenses) decreased from R$860 million in 2010 to R$390 million in 2011, as shown in the table below:

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Operating margin	4,588	3,655	933	25.5%
Other operating income (expenses)	(390)	(860)	470	(54.7)%
Non-interest expenses (1)	(935)	(1,005)	70	(7.0)%
Tax expenses for ISS, PIS and COFINS and other	51	(274)	325	n.m.
Share of profit or (loss) of unconsolidated companies, net	447	409	38	9.3%
Other	47	10	37	370.0%
Income before income tax and social contribution	4,198	2,795	1,403	50.2%

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

Share of profit or (loss) of unconsolidated companies, net remained in line with 2010, due to the results of Porto Seguro.

Net income in the activities with the market and corporation segment increased from R$1,386 million in 2010 to R$3,069 million in 2011, as shown in the table below.

	For the Year Ended December 31,
	2011	2010	2011-2010%
	(in millions of R$)		Variation
Income before income tax and social contribution	4,198	2,795	1,403	50.2%
Income tax and social contribution	(244)	(495)	251	(50.7)%
Non-controlling interest in subsidiaries	(885)	(914)	29	(3.2)%
Net income attributable to owners of the parent company	3,069	1,386	1,683	121.4%

Income tax and social contribution decreased R$251 million in 2011 from 2010, due to the adjustment in tax rate as explained above.

Non-controlling interest in subsidiaries in 2011 stood in line with 2010.

5B. Liquidity and Capital Resources

Our Superior Institutional Treasury and Liquidity Committee (CSTIL) determines our policy regarding asset and liability management. See “Item 4B. Business Overview — Risk Management.” Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury and Liquidity Committee (CSTIL) considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products. The institutional treasury unit of Itau Unibanco Holding has ultimate responsibility for our liquidity, within the parameters set forth by the CSTIL, including for all business units outside Brazil.

We have invested in improving our liquidity risk management. We keep available at all times a portfolio of bonds and securities with high liquidity (an “operational reserve”), which represents our main source of liquidity. Our operational reserve, which is the total amount of assets that can be immediately turned into cash based on local market practices and legal regulations, generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil (the most important ones in terms of size being Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA) and the entities used by the Brazilian operations for funding and serving their clients abroad (the most important ones in terms of size being Itaú Unibanco Holding S.A., Cayman Branch, Itaú Unibanco S.A., Cayman Branch, Itaú BBA S.A., Nassau Branch and Itaú Bank, a Cayman Islands indirect subsidiary of Itaú Unibanco Holding).

Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with significant autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general there are no liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances, like targeted capital increases.

There are no liquidity pool minima established by Brazilian regulators, nor by regulators in the countries where the above mentioned foreign entities operate.

The following table presents our operational reserve as of December 31, 2012 and 2011, as well as the yearly average.

	As of December 31,		2012 Average
	2012	2011	Balance
	(In millions of R$)

Cash and deposits on demand	13,967	10,668	12,809
Funded positions of securities purchased under agreements to resell	22,896	25,438	40,188
Unencumbered government securities	83,980	44,741	48,995
Operational reserve	120,843	80,847	101,991

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury and Liquidity Committee (CSTIL). These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. See “Item 4B. Business Overview — Risk Management — Liquidity Risk Management.”

Due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships as well as facilities in place pursuant to which we can access further funding, we have not historically experienced liquidity problems, despite the recent disruptions in the international financial markets. See “Item 3D. Risk Factors — Risks Relating to Our Business and the Banking Industry — We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.”

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

The following table sets forth our average liabilities for 2012, 2011 and 2010.

(in millions of R$, except percentages)
	For the Year Ended December 31,
	2012		2011		2010
	Average balance	% of total	Average balance	% of total	Average balance	% of total

Interest-bearing liabilities	648,682	83.2%	572,622	79.2%	464,214	78.4%
Interest-bearing deposits	206,652	26.5%	186,429	25.8%	164,210	27.7%
Savings deposits	73,404	9.4%	61,143	8.5%	52,457	8.9%
Interbank Deposits	8,661	1.1%	2,376	0.3%	1,703	0.3%
Time deposits	124,587	16.0%	122,910	17.0%	110,050	18.6%
Securities sold under repurchase agreements	204,358	26.2%	194,949	26.9%	156,347	26.4%

Interbank market debt and Institutional market debt	154,852	19.9%	125,007	17.3%	89,231	15.1%
Interbank market debt	94,555	12.1%	77,189	10.7%	50,782	8.6%
Institutional market debt	60,297	7.7%	47,818	6.6%	38,449	6.5%
Reserves for insurance private pension and liabilities for capitalization plans	82,820	10.6%	66,237	9.2%	54,426	9.2%
Non-interest-bearing liabilities	130,638	16.8%	150,813	20.8%	128,220	21.6%
Non-interest bearing deposits	30,324	3.9%	26,072	3.6%	25,817	4.4%
Derivatives	8,251	1.1%	7,193	1.0%	6,724	1.1%
Other non-interest bearing liabilities	92,062	11.8%	117,547	16.2%	95,679	16.2%
Total liabilities	779,319	100.0%	723,435	100.0%	592,434	100.0%

Our principal sources of funding are interest-bearing deposits, securities sold under repurchase agreements, interbank market debt and institutional market debt. For a more detailed description of our sources of funding see “Item 4B — Business Overview — Funding” and notes 17 and 19 to our consolidated financial statements.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The international financial turmoil magnified the importance of issues associated with funding and the liquidity of financial institutions around the world. In order to finance our operations, we intensified the use of liquidity provided by savings and interbank deposits, interbank market debt and institutional market debt during 2012. In 2011, we intensified the use of liquidity provided by securities sold under repurchase agreements, interbank market debt and institutional market debt. The balance of time deposits decreased its share on the total funding in 2012 because we utilized less expensive funding sources, such as Brazilian debentures subject to repurchase which are reported under “securities sold under repurchase agreements” and are offered not only to institutional clients but also to private banking, corporate banking and retail clients. This funding strategy is designed to provide better profitability through higher spreads on our savings deposits and higher fees earned on market funds.

Our ability to obtain funding depends on numerous factors, including our credit ratings, general economic conditions, investors’ perception of emerging markets in general and of Brazil (in particular, prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding).

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2012, none of these events, including any events of default or failure to satisfy financial covenants had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2013.

On June 27, 2012, Moody’s announced the downgrade of Brazilian financial institutions as part of their ongoing global review of banks whose standalone assessments are higher than the rate of the country in which they are domiciled. Itaú Unibanco Holding’s issuer rating was downgraded to Baa1 with positive outlook from A2. This change did not reflect a credit profile deterioration and there was no liquidity impact as a result of this downgrade.

Share Repurchases

On October 31, 2011, our board of directors renewed the annual authorization for open market purchases at market prices of up to 9,000,000 of our common shares and 56,700,000 of our preferred shares. These purchases were authorized to be carried out from November 4, 2011 to November 5, 2012. From January to October 2012, we acquired 4,300,000 of our preferred shares at an average price of R$28.45 per share. On October 22, 2012, our board of directors again renewed the authorization for open market purchases at market prices, increasing the amounts to up to 13,700,000 common shares and 86,300,000 preferred shares, for the period from November 5, 2012 to November 4, 2013.

Changes in Cash Flows

The following table sets forth the main variations in our cash flows during the years ended December 31, 2012, 2011 and 2010.

(in millions of R$)
	For the Year Ended December 31,
	2012	2011	2010

Net cash provided by (used in) operating activities	48,635	(7,440)	(30,872)
Net cash used in investing activities	(37,583)	(1,311)	(2,117)
Net cash (used in) provided by financing activities	(4,913)	(921)	6,575
Net increase (decrease) in cash and cash equivalents	6,139	(9,672)	(26,414)

Operating Activities

Our cash flows from operating activities resulted in cash inflows of R$48,635 million in 2012, cash outflows of R$7,440 million in 2011 and cash outflows of R$30,872 million in 2010. In 2012, the changes in cash flows from operating activities resulted primarily from an increase in deposits received under securities repurchase agreements and a decrease in compulsory deposits with the Central Bank. This was partially offset by increases in securities purchased under agreements to resell, loan operations and financial assets held for trading and other assets. In 2011, the changes in cash flows from operating activities resulted mainly from increases in loan operations and securities purchased under agreements to resell, partially offset by an increase in deposits. In 2010, the changes in cash flows from operating activities resulted mainly from increases in compulsory deposits with the Central Bank and loan operations. These were partially offset by an increase in deposits received under securities repurchase agreements.

Investing Activities

Our cash flows from investing activities generated cash outflows of R$37,583 million in 2012, cash outflows of R$1,311 million in 2011 and cash outflows of R$2,117 million in 2010. In 2012, 2011 and 2010, the increase in purchase of available-for-sale assets was the main cause for the outflows in our cash flow from investing activities compensated by cash received from sale of available-for-sale assets.

Financing Activities

Our cash flows from financing activities generated cash outflows of R$4,913 million in 2012, cash outflows of R$921 million in 2011 and cash inflows of R$6,575 million in 2010. In 2012, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions in institutional markets and the acquisition of the remaining minority interest in Redecard, partially offset by an increase in funding from institutional markets. In 2011, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions in institutional markets and dividends and interest on capital paid, partially offset by an increase in funding from institutional markets. In 2010, the changes in cash flows from financing activities were primarily a result of an increase in funding from institutional markets.

We paid dividends and interest on capital in the amount of R$5,206 million, R$4,588 million and R$4,315 million in 2012, 2011 and 2010, respectively. In 2012 we purchased an amount of R$122 million treasury shares, which generated a cash outflow of the same amount.

Capital

We are required to comply with Brazilian capital adequacy regulations under Central Bank rules, which require banks to have total capital equal to or greater than 11.0% of risk-weighted assets, in lieu of the 8.0% minimum capital requirement of the original Basel Accord, Basel I and Basel II. In addition, the Central Bank issued on March 1, 2013 the final rules for the implementation of the Basel III framework in Brazil. Since the publication of Basel III, Itaú Unibanco Holding has implemented internal processes to evaluate the impact of the changes resulting from Basel III on our capital ratios and operations, and the concepts under Basel III have been incorporated in our prospective analyses of capital and liquidity as part of the process to conform our business to the new regulation. We currently do not foresee any changes in our capital management due to the new developments of Basel III requirements which, in Brazil, have not yet been completely defined. For more information, see “Item 4B. Business Overview – Regulation and Supervision— Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil.”

On March 1, 2013, the Central Bank also published new capital requirements for credit risk, changing some exposure rules and risk weight assets (RWA) to align them with the Basel III framework. The changes will be effective partially in March 2013 and totally in October 2013. Changes are mainly due to alignment with Basel III, with emphasis on the inclusion of capital requirements for central counterparty and credit valuation adjustment for OTC derivatives and changes in the securitization framework, as well as adjustments to local regulations to increase the threshold for considering SMEs as retail customers and creating the concept of large companies, with a reduction in the risk weights for these companies.

As required by Central Bank rules, we currently measure our capital compliance according to two different methods: (i) by consolidating only our financial subsidiaries; and (ii) on a fully consolidated basis, including all of our financial and non-financial subsidiaries. We believe we have a solid capital base as measured by both methods. As of December 31, 2012, 2011 and 2010, our solvency ratio measured on a fully consolidated basis was 16.7%, 16.4% and 15.4%, respectively. The variation in our solvency ratio was the result of several factors, including: (i) the impact of net income less payment of dividends and interest on stockholders’ equity for each period and (ii) the issuance of subordinated debt, which was partially offset by (iii) changes in ownership interest in Redecard; (iv) an increase in our total risk-weighted assets, mainly due to the organic growth of lending transactions; and (v) the changes in the weight applied to lending to individuals.

The following table sets forth our capital positions of total risk-weighted assets, as well as our minimum capital requirements under Central Bank rules, in each case as of December 31, 2012, 2011 and 2010, in each case on a fully consolidated basis, including our financial and non-financial subsidiaries.

	As of December 31,
	2012	2011	2010
	(In millions of R$, except percentages)
Tier 1 Capital	72,007	71,601	6,224
Tier 2 Capital	37,833	21,565	18,652
Tier 1 plus Tier 2 Capital	109,840	93,166	80,892
Adjustments	(420)	(55)	(173)
Our Regulatory Capital	109,421	93,111	80,719
Minimum regulatory capital required	72,036	62,556	57,525
Excess over minimum regulatory capital required	37,385	30,555	23,194
Total risk-weighted assets	654,872	568,693	522,952
Our regulatory capital to risk-weighted assets ratio	16.7%	16.4%	15.4%

CMN Resolution No. 3,490, of August 29, 2007, which sets out the criteria currently applicable to our computation of our minimum regulatory capital required, has been in effect since July 1, 2008. For calculation of our risk portions, we follow the procedures of the following Central Bank circulars and circular letters:

•	Circular No. 3,360, of September 12, 2007 for credit risk;

•	Circulars No. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008 and Circular Letters No. 3,309 and 3,310, of April 15, 2008 for market risk;

•	Circular No. 3,383 and Circular Letters No. 3,315 and 3,316, of April 30, 2008 for operational risk. For calculation of our operational risk portion, we opted for the use of the standardized alternative approach; and

•	Circular No. 3,563, of November 11, 2011, which amended Circular No. 3,360, of September 12, 2007, establishing certain measures to ease the capital requirements relating to certain retail transactions given the current economic scenario.

Circular No. 3,568, of December 21, 2011, amends the provisions of Circulars No 3,361, of September 12, 2007, No. 3,388, of June 4, 2008, No. 3,389, of June 25, 2008, No. 3,478 of December 24, 2009 and No. 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion of regulatory capital related to market risk. The new calculation method will be adopted gradually from January 1, 2012, and will be fully effective on December 31, 2013. If these new rules had already been in effect on December 31, 2012, our solvency ratio would have been reduced by approximately 0.1%.

Funds obtained through the issue of subordinated debt securities are considered Tier 2 Capital for purposes of capital to risk-weighted assets ratio are set form below as of December 31, 2012.

Name of Security / Currency	Principal Amount (Original Currency)	Issue	Maturity		Return %	Account Balance (in milions of R$)

Subordinated CDB -R$
	1,558	2008	2013	(1)	100% of CDI + 0,5% to 0,6%	2,597
	48				106% to 107% of CDI	79
	40	2003	2013	(1)	102% of CDI	121
	1,865	2007	2014		100% of CDI + 0,35% to 0,6%	3,329
	33				IGPM + 7,22%	68
	1,000	2008	2014		112% of CDI	1,554
	400	2008	2015		119,8% of CDI	657
	50	2010	2015		113% of CDI	69
	466	2006	2016		100% of CDI + 0,7% (2)	892
	2,665	2010	2016		110% to 114% of CDI	3,654
	122				IPCA + 7,21%	173
	367	2010	2017		IPCA + 7,33%	524
	8,614					13,717

Subordinated financial bills - R$
	365	2010	2016		100% of CDI + 1,35% to 1,36%	375
	1,874				112% to 112,5% of CDI	1,924
	30				IPCA + 7%	39
	206	2010	2017		IPCA + 6,95% to 7,2%	244
	3,224	2011	2017		108% to 112% of CDI	3,309
	352				IPCA + 6,15% to 7,8%	408
	138				IGPM + 6,55% to 7,6%	163
	3,650				100% of CDI + 1,29% to 1,52%	3,716
	42	2011	2018		IGPM + 7%	50
	30				IPCA + 7,53% to 7,7%	34
	2	2011	2019		109% to 109,7% of CDI	2
	500	2012	2017		100% of CDI + 1,12%	503
	6	2011	2021		109,25% to 110,50% of CDI	7
	461	2012	2018		IPCA + 4,40% to 6,58%	508
	2,597				100% of CDI + 1,05% to 1,32%	2,640
	5,761				108% to 113% of CDI	5,902
	112				9,95 to 11,95%	118
	12	2012	2019		11,96%	13
	100				IPCA + 4,70% to 6,30%	108
	1				110% of CDI	1
	20	2012	2020		IPCA + 6,00% to 6,17%	22
	1				111% of CDI	1
	1,317	2012	2022		IPCA + 5,4% to 5,83%	1,375
	20				IGPM + 4,63%	20
	20,821					21,482

Subordinated euronotes - US$
	990	2010	2020		6.2%	2,043
	1,000	2010	2021		5.75%	2,095
	730	2011	2021		5,75% to 6,2%	1,493
	550	2012	2021		6.2%	1,140
	2,600	2012	2022		5,50% to 5,65%	5,354
	1,851	2012	2023		5.13%	3,810
	7,721					15,935

TOTAL						51,134

(1) Subordinated CDBs in the principal amount of $2,415.4 million have matured as of March 28, 2013.

(2) Subordinated CDBs may be redeemed on any date from November 2011 until maturity.

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

Our Superior Institutional Treasury and Liquidity Committee (CSTIL) analyzes the statement of income and risk information on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. For more detailed information on the monitoring of our positions, see “Item 4B — Business Overview — Risk Management — Market Risk Management.”

The following table sets forth our interest-earning assets and interest-bearing liabilities based on our contractual cash flows as of December 31, 2012 and therefore does not reflect interest rate gap positions that may exist at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

(in millions of R$, except percentages)
	Up to 30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Total interest-earning assets	255,232	191,194	78,496	246,502	97,228	868,652
Central Bank compulsory deposits	63,701	-	-	-	-	63,701
Interbank deposits	15,321	3,274	4,835	395	1	23,826
Securities purchased under agreements to ressel	87,829	71,539	3,190	179	-	162,737
Financial assets held for trading	17,163	7,251	7,920	85,581	27,601	145,516
Financial assets designated at fair value through profit or loss	220	-	-	-	-	220
Derivatives	1,943	3,581	1,390	3,742	941	11,597
Available-for-sale financial assets	13,120	7,914	5,481	29,470	34,884	90,869
Held-to-maturity financial assets	-	118	70	147	2,867	3,202
Loan operations and lease operations	55,935	97,517	55,610	126,988	30,934	366,984
Total interest-bearing liabilities	233,991	78,742	59,229	210,743	76,688	659,393
Savings deposits	83,451	-	-	-	-	83,451
Time deposits	12,369	20,861	16,667	62,226	5,109	117,232
Interbank deposits	2,643	3,550	1,201	207	-	7,601
Securities sold under repurchase agreements	123,001	17,838	16,281	82,424	27,861	267,405
Financial liabilities held for trading	6	22	51	522	41	642
Derivatives	1,724	2,582	1,211	4,500	1,052	11,069
Interbank maket debt	5,606	26,871	21,065	38,802	4,729	97,073
Institucional market debt	2,299	7,018	2,753	22,062	37,896	72,028
Liabilities for capitalization plans	2,892	-	-	-	-	2,892
Asset/liability gap	21,241	112,452	19,267	35,759	20,540	209,259
Cumulative gap	21,241	133,693	152,960	188,719	209,259
Ratio of cumulative gap to total interest-earning assets	2.4%	15.4%	17.6%	21.7%	24.1%

Exchange Rate Sensitivity

The greater part of our operations is denominated in, or indexed to, reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities, which, although denominated in reais, are dollar-indexed and therefore expose us to exchange rate risks. The Central Bank regulates our maximum open, short and long foreign currency positions. As of December 31, 2012, our net foreign currency position, including investments abroad was a liability totaling R$6,817 million. See note 36 of our consolidated financial statements. The gap management policy adopted by our Superior Institutional Treasury and Liquidity Committee takes into consideration the tax effects on this position. Since the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) of a sufficient amount, so that our total foreign exchange exposure, net of the tax effects, is consistent with our strategy of low exposure to risk.

Our foreign currency position is composed on the liability side of the issuance of securities in the international capital markets, credit from foreign banks to finance trade operations and dollar-linked onlending from government financial institutions. The proceeds of these operations are mainly applied to dollar-linked lending operations and securities purchases.

The following table sets forth assets and liabilities classified by currency including those denominated in Brazilian reais and those denominated in or indexed to foreign currencies as of December 31, 2012. This table may not reflect currency gap positions at other times. Variations may also arise among the different currencies that are held.

(in millions of R$, except percentages)
	As of December 31, 2012
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	Percentage of amounts denominated in and indexed to foreign currency of total
Assets:	737,872	27,031	192,251	957,154	22.9%
Cash and deposits on demand	5,257	1,649	7,061	13,967	62.4%
Central Bank compulsory deposits	61,172	-	2,529	63,701	4.0%
Interbank deposits	9,254	113	14,459	23,826	61.2%
Securities purchased under agreements to resell	162,235	-	502	162,737	0.3%
Financial assets held for trading	139,699	142	5,675	145,516	4.0%
Financial assets designated at fair value through profit or loss	4	-	216	220	98.2%
Derivatives	7,615	-	3,982	11,597	34.3%
Available-for-sale financial assets	36,214	24	54,631	90,869	60.1%
Held-to-maturity financial assets	2,656	19	527	3,202	17.1%
Loan operations and lease operations	284,040	13,217	69,727	366,984	22.6%
Allowance for loan losses	(24,499)	-	(1,214)	(25,713)	4.7%
Other financial assets	792	11,490	32,210	44,492	98.2%
Investments in unconsolidated companies	3,005	-	-	3,005	0.0%
Fixed assets, net	5,232	-	396	5,628	7.0%
Intangibles assets, net	4,338	-	333	4,671	7.1%
Tax assets	31,916	-	496	32,412	1.5%
Assets held for sale	102	-	15	117	12.8%
Other assets	8,840	377	706	9,923	10.9%
Percentage of total assets	77.1%	2.8%	20.1%	100.0%
Liabilities and Stockholders’ Equity:	714,747	50,154	192,253	957,154	25.3%
Deposits	181,404	275	61,521	243,200	25.4%
Securities sold under repurchase agreements	249,627	-	17,778	267,405	6.6%
Financial liabilities held for trading	(78)	-	720	642	112.1%
Derivatives	7,616	-	3,453	11,069	31.2%
Interbank market debt	67,100	7,771	22,202	97,073	30.9%
Institutional market debt	14,131	27,827	30,070	72,028	80.4%
Other financial liabilities	8,643	9,555	32,057	50,255	82.8%
Reserves for insurance and private pension	88,365	1,916	37	90,318	2.2%
Liabilities for capitalization plans	2,892	-	-	2,892	0.0%
Provisions	19,186	-	23	19,209	0.1%
Tax liabilities	6,221	-	888	7,109	12.5%
Other liabilities	14,909	2,810	2,237	19,956	25.3%
Non-controlling interests	96	-	-	96	0.0%
Stockholders’ equity	54,635	-	21,267	75,902	28.0%
Percentage of total liabilities and stockholders’ equity	74.7%	5.2%	20.1%	100.0%

(1) Predominantly U.S. dollar.

For purposes of analysing our exposure to changes in foreign currency, the table below present the composition of the notional amount of our derivative instruments as of December 31, 2012, classified in reais and foreign currency, which also include the instruments linked to foreign currency. For the fair value of the derivatives financial instruments we refer to note 7 and note 30 of our consolidated financial statements.

(in millions of R$)
	Notional amounts
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
Derivative financial instruments
Swap contracts
Buy (Sale) commitments, net	2,527	(2,527)	-
Forward contracts
Buy (Sale) commitments, net	(3,747)	(1,839)	(5,586)
Future contracts
Buy (Sale) commitments, net	206,131	(43,835)	162,296
Option contracts
Buy (Sale) commitments, net	174,563	6,363	180,926
Others
Buy (Sale) commitments, net	4,107	853	4,960

Capital Expenditures

In 2012, we made capital expenditures related to the Redecard Tender Offer and the construction of a new technology center, as well as other investment in technology. The Redecard Tender Offer was successfully completed on September 24, 2012 and Redecard’s registration as a publicly held company was cancelled on October 18, 2012. As of December 31, 2012, Itaú Unibanco Holding held, through its affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer) and the difference between the value paid and the value corresponding to the minority interest was recognized under appropriated reserves in the amount of R$11,151 million as of December 31, 2012, which net of taxes totaled R$7,360 million. See note 3(c) to our consolidated financial statements.

In September 2012, we announced the investment of R$10,413 million in technology, innovation and services to be made in the period from 2012 to 2015, of which:

•	R$2,749 million is expected to be used for data processing systems;

•	R$753 million is expected to be used for the acquisition of software;

•	R$4,638 million is expected to be used for system development; and

•	R$2,273 million is expected to be used for our Data Center in Mogi Mirim, which is under construction and expected to have capacity to support the expansion of our operations in the long-term.

In accordance with our practice during recent years, our capital expenditures in 2012 were funded by our internal resources. We cannot assure, however, that the capital expenditures will be made and, if made, that those expenditures will be made in the amounts currently expected.

The table below sets forth our capital expenditures for the years ended December 31, 2012, 2011 and 2010.

(in millions of R$)
	For the Year Ended December 31,
	2012	2011	2010
FIXED ASSETS	1,914	1,903	1,924
Land and buildings	278	248	208
Leasehold improvements	226	229	225
Furniture and data processing equipment	1,349	1,341	1,374
Other	61	85	117

INTANGIBLE ASSETS	1,738	1,972	582
Acquisition of rights to credit payroll	320	366	182
Partnership for the promotion and offer of financial products and services	12	318	195
Software developed or obtained for internal use	1,295	981	205
Other intangible	111	307	-
Total	3,652	3,875	2,506

5C. Research and Development, Patents and Licenses, Etc.

Not applicable.

5D. Trend Information

We expect that several factors will affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (see “Item 5. Operating and Financial Review and Prospects — Operating Results — Brazilian Economic, Political and Social Conditions”),

•	legal and regulatory developments (see “Item 5. Operating and Financial Review and Prospects — Operating Results — Brazilian Economic, Political and Social Conditions”),

•	the effects of any continued international financial turmoil, including on our required liquidity and capital (see “Item 5. Operating and Financial Review and Prospects — Operating Results — Effects of the Global Financial Markets on our Financial Condition and Results of Operations”),

•	the effects of inflation on our results of operations (see “Item 5. Operating and Financial Review and Prospects — Operating Results — Brazilian Economic, Political and Social Conditions”),

•	the effects of fluctuations in the value of the real and interest rates on our net interest margin (see “Item 5. Operating and Financial Review and Prospects — Operating Results — Certain Effects of Foreign Exchange Rates on our Net Interest Margin), and

•	any acquisitions we make in the future.

As part of our strategy, we continue to review opportunities to grow, both in Brazil and internationally.In addition, you should read “Item 3D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

5E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in note 36 of our consolidated financial statements and derivative financial instruments discussed above under “Item 5B. Liquidity and Capital Resources –- Exchange Rate Sensitivity.”

5F.Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2012:

(in millions of R$)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interbank market debt (1)	106,704	53,837	36,408	8,920	7,539
Institutional market debt (1)	93,947	15,022	16,994	24,158	37,772
Operating and capital (finance) lease obligations (1)	4,608	1,122	2,101	883	502
Guarantees and stand by letters of credit	60,310	14,797	5,013	2,690	37,810
Pension Obligation	245	17	15	14	199
Health Benefits	120	6	14	16	84
Total	265,934	84,801	60,545	36,682	83,906

(1) Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.

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

Our board of officers must be composed of a minimum of five and a maximum of twenty members. Our board of officers is elected by our board of directors.

All of our directors and officers are elected for a term of one year and can be reelected. Set forth below are the names, positions and dates of birth of the members of our board of directors and board of officers as of the date hereof. The members of our board of directors were reelected on April 19, 2013 at our annual shareholders’ meeting and the members of our board of officers were reelected on April 25, 2013 at a meeting of our board of directors. The reelection of the members of our board of directors and our board of officers is pending approval by the Central Bank.

Pursuant to Brazilian law, the election of each member of our board of directors and our board of officers must be approved by the Central Bank. Also under Brazilian law, an acting director or officer retains his or her position until he or she is reelected or a successor is elected.

As determined pursuant to our corporate governance policy, we have four directors who are considered independent. See “Item 16G. — Corporate Governance — Principal Differences between Brazilian and U.S. Corporate Governance Practices — Majority of Independent Directors.”

The business address for correspondence with each of our directors and officers is Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil.

Directors:

Name	Position	Date of Birth
Pedro Moreira Salles	Chairman	10/20/1959
Alfredo Egydio Arruda Villela Filho	Vice Chairman	11/18/1969
Roberto Egydio Setubal	Vice Chairman	10/13/1954
Alfredo Egydio Setubal	Director	09/01/1958
Candido Botelho Bracher	Director	12/05/1958
Demosthenes Madureira Pinho Neto	Director	01/28/1960
Gustavo Jorge Laboissiere Loyola(1)	Director	12/19/1952
Henri Penchas	Director	02/03/1946
Israel Vainboim(1)	Director	06/01/1944
Nildemar Secches(1)	Director	11/24/1948
Pedro Luiz Bodin de Moraes(1)	Director	07/13/1956
Ricardo Villela Marino	Director	01/28/1974

(1)	Independent director.

Officers:

Name	Position	Date of Birth
Roberto Egydio Setubal	President and Chief Executive	10/13/1954
Alfredo Egydio Setubal	Executive Vice President	09/01/1958
Candido Botelho Bracher	Executive Vice President	12/05/1958
Caio Ibrahim David	Executive Officer	01/20/1968
Claudia Politanski	Executive Officer	08/31/1970
Eduardo Mazzilli de Vassimon	Executive Officer	10/07/1958
Ricardo Baldin	Executive Officer	07/14/1954
Alexsandro Broedel Lopes	Officer	05/10/1974
Ana Tereza de Lima e Silva Prandini	Officer	06/05/1978
Eduardo Hiroyuk Miyaki	Officer	06/11/1972
Emerson Macedo Bortoloto	Officer	07/25/1977
Robert George Stribling	Officer	12/27/1953
Rogério Paulo Calderón Peres	Officer	02/02/1962
Rodrigo Luis Rosa Couto	Officer	08/08/1975

Set forth below are the summary biographical descriptions of our directors and officers. As described, some of the members of our board of directors and board of officers also perform senior management functions at our subsidiaries and at Itaúsa and its subsidiaries.

Mr. Pedro Moreira Salles has been chairman of our board of directors since February 2009 (with investiture, i.e., the date on which he assumed such role after approval of his election by the Central Bank on February 19, 2009) and was our executive vice president from November 2008 to August 2009. He worked at Unibanco since 1989, where he served as vice chairman of the board of directors from 1991 to 1997, chairman of the board of directors from 1997 to 2004, and again as vice chairman of the board of directors from 2004 until November 2008. At Unibanco, he also held the post of chief executive officer from April 2004 to November 2008. At Unibanco Holdings he served as vice chairman of the board of directors and chief executive officer. He served as chairman of the boards of directors of Unibanco Seguros and Banco Fininvest S.A. and vice chairman of the board of AIU Seguros S.A. He is currently a member of the board of IBMEC and was previously a member of the board of Instituto Empreender Endeavor Brasil, as well as the president of the board of PlaNet Finance Brasil. Mr. Pedro Moreira Salles has a bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations masters program at Yale University and the OPM - Owners/President Management Program at Harvard University.

Mr. Alfredo Egydio Arruda Villela Filho has been vice chairman of our board of directors since November 2002 (with investiture on March 10, 2003). He has served as a member of the board of directors of Itaúsa since 1995, serving as vice chairman since May 2011, and CEO since September 2008. He is the vice chairman of the board of directors of Itautec S.A. and Duratex S.A. He was also member of the board of directors of Elekeiroz S.A. from April 2004 to April 2010. Mr. Villela Filho has a bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT) and a post-graduate degree in Business Administration from Fundação Getúlio Vargas (FGV).

Mr. Roberto Egydio Setubal has been vice chairman of our board of directors since March 2003 (with investiture on March 10, 2003). He has served as a director since April 1995 and president and chief executive officer since April 1994. He served as our general manager from 1990 to 1994. He has served as executive vice president of Itaúsa since May 1994 and chairman of the board of directors of Itaú BBA since February 2003. Mr. Roberto Setubal was the president of the Brazilian Federation of Banks (Federação Brasileira de Bancos — FEBRABAN) and of the National Federation of Banks (Federação Nacional de Bancos or “FENABAN”), from April 1997 to March 2001. He was a member of the board of directors of Petróleo Brasileiro S.A. — PETROBRAS from March 2002 to January 2003. He is currently a vice chairman of the Institute of International Finance and member of the International Monetary Conference and serves on the international advisory committee of the Federal Reserve Bank of New York and the international advisory committee of New York Stock Exchange. Mr. Roberto Setubal has a bachelor’s degree in Production Engineering from Escola Politécnica of the Universidade de São Paulo (USP) and a master of science degree in Engineering from Stanford University.

Mr. Alfredo Egydio Setubal has been a member of our board of directors since April 2007 (with investiture on June 29, 2007) and has served as executive vice president since April 29, 1996 (with investiture on July 3, 1996). He has served as our investor relations officer since 1995. He is currently responsible for our wealth management and capital markets services divisions, with primary responsibility for communications with capital markets, for increasing the transparency of financial and strategic information through improvements in the quality, relevance, timeliness, reliability and comparability of information and for managing relations with the CVM, the Central Bank and other official capital markets authorities. He served as our executive officer between 1993 and 1996 and managing officer between 1988 and 1993. He has been a member of the board of directors of Itaúsa since September 2008. He was a member of ANBIMA from 1994 to August 2003 and its president from August 2003 to August 2008. He has been a member of the board of directors of the Securities Dealers’ Association (Associação das Empresas Distribuidoras de Valores — ADEVAL), since 1993, of BM&FBovespa (formerly BOVESPA) since 1996, of the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas — ABRASCA), since 1999. He was a member of the board of directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia — CBLC), from 1998 to 2003. He was president of the board of directors of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores, — IBRI), from 2000 to 2003 and a member since 2004. He has served as the finance officer of the Museum of Modern Art of São Paulo — MAM since 1992. Mr. Alfredo Setubal has a bachelor’s and a post-graduate degree in Business Management from Fundação Getúlio Vargas (FGV).

Mr. Candido Botelho Bracher has been a member of our board of directors since November 2008 (with investiture on February 19, 2009) and the executive vice president of our board of officers since May 2, 2005 (with investiture on August 1, 2005). He is currently responsible for our corporate treasury division. He has been a member of the board of directors of Itaú BBA since February 2003, CEO since April 2005, and is responsible for the commercial, capital markets and human resources divisions and was vice president of the board of officers from February 2003 to April 2005. He served as an officer at Banco BBA Creditanstalt S.A. from 1988 to 2003. He is a member of the board of directors of Pão de Açúcar S.A. and of BM&FBovespa. Mr. Bracher has a degree in Business Administration from the Fundação Getúlio Vargas (FGV).

Mr. Demosthenes Madureira de Pinho Neto has been a member of our board of directors since April 2012 (with investiture on May 31, 2012). He was executive director of Itaú Unibanco from December 2008 to April 2011. He was also executive vice-president of Itaú BBA from November 2008 to April 2009, vice-chairman of Unibanco from July 2005 to April 2011 and executive director of Unibanco Asset Management from August 2002 to July 2005. Mr. Pinho Neto was president of the National Association of Investment Banks (Associaçāo Nacional dos Bancos de Investimento — ANBID) from 2000 to 2003, chief executive officer of Dresdner Asset Management from 1999 to 2002 and director of the Central Bank from 1997 to 1999. He has bachelor’s and master’s degrees in Economics from PUC-RJ and a PhD in Economics from University of California Berkeley.

Mr. Gustavo Jorge Laboissiere Loyola has been a member of our board of directors since April 2006 (with investiture on July 31, 2006). He has also been a member of our audit committee since May 2007, and since September 2008 he has served as its president. He was president of our fiscal council from March 2003 to April 2006. He has been a partner and an officer of Gustavo Loyola Consultoria S/C since February 1998 and a member of the board of directors of Caramuru Alimentos S.A. and Mabel Alimentos S.A., since April 2008 and August 2006, respectively. He was the governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997, as well as the deputy governor for the Financial System Regulation and Organization from March 1990 to November 1992. He was a partner and an officer of MCM Consultores Associados Ltda. from August 1993 to May 1995, assistant officer of Banco de Investimento Planibanc S.A. from February to October 1989 and operating officer of Planibanc Corretora de Valores S.A. from November 1987 to January 1989. Mr. Loyola has a bachelor’s degree in Economics from Universidade de Brasília and a master’s degree and Ph.D. in Economics from the Fundação Getúlio Vargas (FGV).

Mr. Henri Penchas has been a member of our board of directors since November 2002 (with investiture on March 10, 2003) and served as senior vice president from April 1997 to April 2008, executive vice president from 1993 to 1997 and executive officer from 1988 to 1993. He was an executive officer of Itaúsa from December 1984 to April 2008, has been its investor relations officer since 1995 and its executive vice president since April 2009. He has also been the chief executive officer of Duratex S.A. since April 2009. Mr. Penchas was the vice president of the board of directors of Itaú BBA from February 2003 to April 2008. Mr. Penchas has a bachelor’s degree in Mechanical Engineering from the Universidade Mackenzie and a post-graduate degree in finance from the Fundação Getúlio Vargas (FGV).

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

Mr. Nildemar Secches has been a member of our board of directors since April 2012 (with investiture on May 31, 2012). Mr. Secches has been chairman of the board of directors of BRF-Brasil Foods since April, 2007. He has also been a member of the board of directors of Weg S.A. since 2004, Ultrapar Participações S.A. since 2002 and Iochpe-Maxion since 2004. He was a director of BNDES from 1987 to 1990, corporate director general for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (Associacāo Brasileira dos Exportadores de Frango — ABEF) from 2001 to 2003. He graduated with a degree in Mechanical Engineering from the Universidade de São Paulo (USP), earned a post-graduate degree in Finance from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and completed a Ph.D. in Economics at the Universidade Estadual de Campinas (Unicamp).

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

Mr. Ricardo Villela Marino has been a member of our board of directors since April 2008 (with investiture on June 2, 2008) and has served as executive vice president of Itaú Unibanco since September 2009 (with investiture on February 2, 2010). He is currently responsible for our human resources and international division. He served as our senior managing officer from May 2005 to August 2006, managing officer from April 2004 to April 2005, head of the derivatives dealing desk (heading the team responsible for the structuring and sale of derivative products to middle market companies, institutional investors and private individuals) from 2003 to 2004 and head of business intelligence (responsible for the implementation of new technologies and methodologies which have helped us become a leader in the credit card industry in Brazil) from 2002 to 2003. He has served as chairman of Federación Latino Americana de Bancos — FELABAN from November 2008 to November 2010. He was a manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa and of the relations with governments, banks and manager of companies in each of these countries at Goldman Sachs Asset Management in London. Mr. Villela Marino has a degree in Business Administration from MIT Sloan School of Management, Cambridge, a master’s degree in Business Administration with specialization in Financial Administration and bachelor’s degree in Mechanical Engineering from the Escola Politécnica of the Universidade de São Paulo (USP).

Mr. Caio Ibrahim David has been a member of our board of officers since May 2010 (with investiture on December 3, 2010). He joined the group in 1987 as a trainee, with expertise as a controller and in risk management. He was an executive officer of Itaú BBA from April 2008 to July 2010. He has been an executive officer of Itauseg Participações S.A. and member of the board of directors of Dibens Leasing S.A. - Arrendamento Mercantil, both since April 2010. He has been alternate member of the board of directors of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento since April 2010. Additionally, he worked at Bankers Trust in New York as an associate in the area of Global Risk Management in 1998. He has bachelor’s degree in Engineering from the Universidade Mackenzie (1986-1990), post-graduate degree in Economics and Finance (1992-1993) from the Universidade de São Paulo (USP) and master in Controllership also from the Universidade de São Paulo (USP) (1994-1997) and an MBA from the New York University (1997-1999) with major in finance, accounting and international business.

Ms. Claudia Politanski has been a member of our board of officers since November 2008 (with investiture on November 27, 2008) and is currently responsible for our legal division and serves as general legal counsel. She joined Unibanco in 1991 and was elected executive officer of Unibanco in 2007. Ms. Politanski has a law degree from the Universidade de São Paulo (USP). She also holds a master’s degree in law, or LL.M., from the University of Virginia and an MBA from the Fundação Dom Cabral, Minas Gerais.

Mr. Eduardo Mazzilli de Vassimon has been a member of our board of officers since January 2013 (with investiture on March 1, 2013), and is responsible for our risk control division. He has been a member of the board of directors of Itaú BBA since April 2003, where he served as vice president from April 2003 to December 2008, and was responsible for the following areas: international, financial institutions, products, customer dealing desk and treasury. Mr. Vassimon served as general manager of Itaú Unibanco from 1980 to 1990. He also served as assistant foreign exchange director from 1990 to 1991 and as international unit director from 1992 to 2003 at Banco BBA Creditanstalt S.A. Mr. Vassimon has a degree in Economics from Universidade de São Paulo (USP), and a degree in Business Administration from Fundação Getúlio Vargas. He also holds masters degrees from Fundação Getúlio Vargas and École dês Hautes Études Commerciales — France.

Mr. Ricardo Baldin has been a member of our board of officers since April 2009 (with investiture on September 1, 2009) and is currently responsible for our internal audit division. In 1977 he joined PricewaterhouseCoopers as a trainee and was a partner there for eighteen years. As an independent auditor, he was the leading partner in the area of financial institutions. He was also the partner responsible for PricewaterhouseCoopers’ financial institutions group in South America, where he was responsible for coordinating various projects in the region, including the evaluation of the Ecuadorian financial system. He was an officer of the National Association of Financial, Administrative and Accounting Executives and was also responsible for the financial institutions group at IBRACON for several years. Mr. Baldin has a bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, Rio Grande do Sul, and university extension courses in Management and Finance from the Fundação Dom Cabral and the Fundação Getúlio Vargas (FGV).

Mr. Alexsandro Broedel Lopes has been a member of our board of officers since May 2012 (with investiture on August 1, 2012). He is an Accounting and Finance Professor at Universidade de São Paulo (USP) and has been a Professor and Researcher at the London School of Economics, Manchester Business School, Arizona State University and Fundação Getúlio Vargas. He was a commissioner at the CVM from 2010 to 2011. Mr. Lopes is a member of the audit committee of BM&FBovespa and a member of the Advisory Council and Education Advisory Group of IFRS Foundation. He is also the author of various books and articles regarding finance, tax and accounting. Mr. Lopes graduated with a degree and doctorate in accounting from Universidade de São Paulo and holds a PhD in accounting sciences from Manchester Business School.

Ms. Ana Tereza de Lima e Silva Prandini has been a member of our board of officers since April 2012 (with investiture on June 1, 2012). She is also a member of the board of officers of Dibens Leasing S.A. — Arrendamento Mercantil. She occupied various management positions in credit risk and risk control units within Itaú Unibanco Holding between 2008 and 2012. Ms. Prandini was a manager at the banking book and treasury groups of Banco Citibank S.A. from 2006 to 2008, a risk control supervisor and analyst at treasury with Banco Itaú S.A. from 2001 to 2005 and worked as a trainee and as a civil engineer at Figueiredo Ferraz Engenharia de Projetos from 2000 to 2001. She graduated with a degree in civil engineering from Universidade Estadual de Campinas (Unicamp) and has an MBA in market finance from Instituto Brasileiro de Mercado de Capitais — IBMEC (Sāo Paulo).

Mr. Eduardo Hiroyuki Miyaki has been a member of our board of officers since April 2011 (with investiture on August 1, 2011). He has been an officer of Itaú Unibanco since June 2010. He was the manager and compliance officer of the Money Laundering Prevention program of the Itaú Unibanco Group from 1996 to 2003 and, from 2003 until 2004, he was the manager responsible for its internal audit department for our treasury and asset management units. Mr. Miyaki was also the manager of our internal audit of treasury, capital markets, insurance and securities units from 2005 to 2010, when he became a managing director of Itaú Unibanco. He holds a degree in Civil Engineering from the Universidade de São Paulo (USP), a postgraduate degree in sanitation from Federal University of Gunma Province in Japan and a post-graduate degree in Business Administration from the Fundação Getúlio Vargas (FGV). Mr. Miyaki also holds an MBA in International Finance and Business from the Leonard Stern School of Business of New York University.

Mr. Emerson Macedo Bortoloto has been a member of our board of officers since September 2011 (with investiture on November 1, 2011). He joined us in July 2003, holding positions in the Internal Audit group. Since November 2008, he has been responsible for the evaluation of processes related to Market, Credit and Operational Risks in addition to Auditing Projects and Continuous Auditing. Previously, Mr. Bortoloto held positions in the Itaú Unibanco group in Coordination and Management, where he was responsible for auditing the processes of Information Technology and Analysis and Concession of Retail Credit. He also worked at Ernst & Young Auditores Independentes from May 2001 to June 2003, as well as at Banco Bandeirantes S.A. between 1992 and 2001, where he was responsible for conducting IT and operational processes audits. He holds a degree in Data Processing Technology from the Faculdades Integradas Tibiriçá and a postgraduate degree in Auditing and Consultancy in Information Security from FASP — Faculdades Associadas de São Paulo. In 2004, he was awarded a CISA certification issued by ISACA. Mr. Bortoloto holds an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiros — FIPECAFI.

Mr. Robert George Stribling has been a member of our board of officers since July 2012 (with investiture on November 11, 2012). Mr. Stribling was Group Chief Risk Officer at Suncorp Group Ltd. from 2010 to 2012. Before that, he worked at National Australia Bank as Country Manager in China from 2007 to 2008 and Chief Risk Officer in Australia from 2005 to 2007. He also worked at ANZ Banking Group from 2001 to 2005 as Chief Operating Officer and Head of Market Risk. He graduated with a bachelor of science in Human Relations & Organizational Behavior from the University of San Francisco and has a post-graduate degree in banking.

Mr. Rogério Paulo Calderón Peres has been a member of our board of officers since April 2011 (with investiture on August 1, 2011). He has been an officer of Itaú Unibanco since April 2009 and member of the Disclosure and Trading Committee of Itaú Unibanco Holding since June 2009. Mr. Calderón was an executive officer of Unibanco from 2007 to April 2009 and of Grupo Bunge from 2003 to 2006. Mr. Calderón was a member of the board of directors of Fertilizantes Fosfatados S.A. — Fosfertil, Ultrafertil S.A. and Fertifos S.A., an officer of Bunge Brasil S.A. and Fertifos S.A. and member of the audit committee of Fundação Bunge, Bungeprev — Fundo Múltiplo de Previdência Privada and Fosfertil from 2003 to 2006. From 1981 to 2003 he was a partner at PricewaterhouseCoopers’s audit, tax and consulting divisions. Mr. Calderón holds a degree in Business Administration from the Fundação Getúlio Vargas (FGV), a degree in Accounting from Fundação Paulo Eiró and has completed a postgraduate course from the E-Business Education Series from Darden Graduate School of Business Administration of University of Virginia. He also attended courses at the Summer Executive Business School at the University of Western Ontario Canada, the Center for Executive Development Faculty of Princeton University, Management of Continuing Education and Training Professionals in Arundel, England, and Executive Business Development at Fundação Getúlio Vargas (FGV).

Mr. Rodrigo Luis Rosa Couto has been a member of our board of officers since December 2011 (with investiture on January 10, 2012). He joined us in 2008, holding a position in the corporate risk management sector. Previously, Mr. Couto worked at McKinsey & Company as an Associate from September 2005 to February 2008, as well as at the Central Bank from 1998 to 2003. He holds a degree in Business from Universidade Federal do Rio Grande do Sul (UFRGS) and an MBA in Finance from the Wharton School, University of Pennsylvania.

Four of our directors, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Ricardo Villela Marino and Roberto Egydio Setubal, are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family.

There are no pending legal proceedings in which any of our directors, nominees for director, or officers is a party adverse to us. We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer, except the shareholders’ agreement between Itaúsa and E. Johnston to govern their relationship regarding IUPAR, Itaú Unibanco Holding and its subsidiaries. See “Item 7A. Major Shareholders — Shareholders’ Agreement”.

On March 15, 2013, Marcos de Barros Lisboa, our executive officer responsible for operational risk and efficiency divisions, resigned.

On April 19, 2013, our shareholders approved an increase to the mandatory retirement age for the position of Chief Executive Officer of Itaú Unibanco Holding from 60 to 62 years old. This increase is subject to Central Bank approval. Roberto Egydio Setubal is expected to remain as Chief Executive Officer of Itaú Unibanco Holding and Itaú Unibanco until he reaches the age of 60, after which he is expected to hold only the position of Chief Executive Officer of Itaú Unibanco Holding for the following two years.

6B.	Compensation

For the year ended on December 31, 2012, the aggregate compensation accrued by us for all members of the board of directors and the board of officers of the Itaú Unibanco Group for services rendered during that year in all capacities was approximately R$575 million. This figure includes salaries in the amount of approximately R$244 million, a profit-sharing plan in the amount of approximately R$160 million and contributions to employer-sponsored pension plans in the amount of approximately R$8 million. Except for the highest and lowest compensation received by a director and an officer, without identification of the individual recipients, we are not required under Brazilian law to, and we do not, disclose the compensation of our directors, officers and members of our administrative, supervisory or management bodies on an individual basis. Finally, during 2012, the members of our fiscal council and the alternate members received monthly compensation of R$12,000 and R$5,000 respectively.

On April 20, 2012, our shareholders approved (i) compensation for members of our board of directors in an annual aggregate amount of R$13 million, (ii) compensation for members of our board of officers in an annual aggregate amount of R$125 million, and (iii) monthly individual compensation of R$12,000 and R$5,000 for members and alternate members of our fiscal council, respectively.

Our officers and members of our board of directors receive additional benefits generally provided to our employees, such as medical and dental assistance, which benefits totaled approximately R$4.1 million for the year ended December 31, 2012.

For fiscal year 2013, our shareholders approved, on April 19, 2013, (i) compensation for members of our board of directors in an annual aggregate amount of R$15.5 million, (ii) compensation for members of our board of officers in an annual aggregate amount of R$125 million, and (iii) monthly individual compensation of R$15,000 and R$6,000 for members and alternate members of our fiscal council, respectively.

Regarding the disclosure of the highest and lowest compensation received by the members of our management (which includes directors and officers), on March 2, 2010, the Brazilian Institute of Financial Executives of Rio de Janeiro (Instituto Brasileiro de Executivos de Finanças — IBEF Rio de Janeiro) filed, on behalf of their affiliated members, an ordinary proceeding requesting an injunction, in which the legality of this disclosure requirement is being challenged on the grounds that it would cause great discomfort to the executives and would violate their individual rights and guarantees. We do not intend to make this disclosure until the matter is finally determined, especially in light of our view that our executives’ rights to judicial review would otherwise be curtailed.

We have established a profit sharing plan for our management and the plan and its rules have been approved by our board of directors. Under the terms of such plan, each beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The final amount of the payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants, which depends on our level of return on stockholders’ equity.

On October 22, 2012, our board of directors approved a compensation policy (amended on February 28, 2013) proposed by the compensation committee for the members of the management of Itaú Unibanco Holding and its controlled companies, in compliance with the guidelines established by CMN Resolution No 3,921. This measure established new rules related to compensation of management of financial institutions, establishing that variable compensation should be consistent with the institution’s risk management policies, of which at least 50.0% of the compensation must be paid in shares or share-based instruments and at least 40.0% must be deferred as payment for at least three years, and that the deferred payment is subject to clawbacks, based on the results of the institution or the business unit during the period of deferral. These new rules have been in force since January 1, 2012 and are applicable to compensation of directors and officers based on the services rendered during 2012.

In order to comply with the new rules mentioned above, on September 6, 2011, Itaú Unibanco Holding was authorized by the CVM to transfer, on a private basis, treasury shares to its executives and the executives of its controlled companies. Itaú Unibanco Holding was also authorized by its shareholders to use Itaú Unibanco Holding’s preferred shares held in treasury to compensate executives of Itaú Unibanco Holding and its controlled companies.

Our directors have not entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

6C.	Board Practices

For information concerning the election of our directors and officers and their respective term of office see “Item 6A. Directors and Senior Management.”

For information concerning the powers of the board of directors and the board of officers, see “Item 10B. Memorandum and Articles of Association”.

Statutory Bodies

Fiscal Council

According to Brazilian Corporate Law, the adoption of a fiscal council is voluntary and it may be on a permanent or temporary basis. Our fiscal council has been established annually since 2000, even though our bylaws granted temporary status to our fiscal council. The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors. The responsibilities of the fiscal council are established by the Brazilian Corporate Law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly reports and certain matters submitted for shareholders’ approval and calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings. Our fiscal council is composed of the following individuals, each of whom serves for a term of one year and was reelected on April 19, 2013 at the annual shareholders’ meeting:

Name	Position	Date of Birth
Iran Siqueira Lima(1)	President	05/21/1944
Alberto Sozin Furuguem(1)	Member and Alternate President	02/09/1943
Luiz Alberto de Castro Falleiros(2)	Member	02/13/1957
Ernesto Rubens Gelbcke(2)	Alternate	12/01/1943
José Caruso Cruz Henriques(1)	Alternate	12/31/1947
João Costa(1)	Alternate	08/10/1950

(1)	Members appointed by the controlling block of shareholders.
(2)	Members appointed by the holders of preferred shares.

The reelection of the members of our fiscal council is pending approval by the Central Bank.

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

Audit committee members of publicly held financial institutions may not (i) be or have been in the previous twelve months: (a) an officer of the institution or its affiliates; (b) an employee of the institution or its affiliates; (c) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution; or (d) a member of the institution’s fiscal council or that of its affiliates; and (ii) be a spouse or relative (first or second-degree relative) of the persons described in items (i)(a) or (i)(c).

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

Our audit committee is comprised of the following individuals, each of whom serves for a one year term and was reelected by our board of directors on April 25, 2013. The reelection of the members of our audit committee is pending approval by the Central Bank.

Name	Position
Gustavo Jorge Laboissiere Loyola	President
Alkimar Ribeiro Moura	Member
Eduardo Augusto de Almeida Guimarães	Member
Guy Almeida Andrade	Member and Financial Expert
Luiz Alberto Fiore	Member
Geraldo Travaglia Filho	Member

Our board of directors has determined that one of the members of our audit committee, Mr. Guy Almeida Andrade, is an audit committee financial expert and meets the requirements set forth by the SEC and the NYSE. Our audit committee financial expert, along with the other members of our audit committee, are independent pursuant to CMN Resolution No. 3,198, of May 27, 2004, which requires that such members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the company. Other members of our audit committee are experts in accounting practices adopted in Brazil and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent auditors, financial advisers or other consultants, advisers and experts whenever it deems appropriate.

See above for the biography of Gustavo Jorge Laboissiere Loyola. Set forth below are brief biographical descriptions of Messrs. Alkimar Ribeiro Moura, Eduardo Augusto de Almeida Guimarães, Guy Almeida Andrade and Luiz Alberto Fiore.

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

Mr. Eduardo Augusto de Almeida Guimarães has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He previously held the positions of president of the IBGE from 1990 to 1992, National Treasury Secretary at the Ministry of Finance from 1996 to 1999, CEO of the Banco do Estado de Sāo Paulo — BANESPA from 1999 to 2000, and CEO of Banco do Brasil from 2001 to 2003. He has been a member of the boards of directors of various companies such as Banco do Brasil, CEF, BNDES Participações S.A. and Banco Nossa Caixa S.A. He has also undertaken various academic functions, such as professor and dean of the Economics Institute of the Universidade Federal of Rio de Janeiro, lecturer in the Economics Departments of both the Pontifícia Universidade Católica of Rio de Janeiro (PUC-RJ), and the Universidade Federal Fluminense. Mr. Guimarães has a degree in civil engineering, a degree in economics, a master’s degree in production engineering from the Universidade Federal do Rio de Janeiro, and a Ph.D. in economics from the University of London.

Mr. Guy Almeida Andrade has been a member of our audit committee since December 2008. He was a member of the audit committee of Unibanco from April 2004 to December 2008. He began his career in 1974 at Magalhães Andrade S/S Auditores Independentes, where he became a partner in 1982, a position he currently holds. In 1984, he joined an intern program at Dunwoody & Co., Toronto, Canada. In 1983 he was admitted to the Chamber of Independent Auditors of IBRACON. Currently, Mr. Andrade is member of board of directors of IBRACON. From 2002 to 2004, he was president of the National Executive Board of IBRACON. In 2000, he was elected as a member of the board of directors of the International Federation of Accountants — IFAC, headquartered in New York, a position he held until November 2006. Mr. Andrade was the chairman of IFAC’s audit committee, from 2003 to 2006. He was also a member of IFAC’s nominating committee, from 2007 to 2010. Mr. Guy Almeida Andrade has a bachelor’s degree in accounting from the Universidade de São Paulo, and a bachelor’s degree in business administration from Universidade Mackenzie.

Mr. Luiz Alberto Fiore has been a member of our audit committee since February 2012. He began his career in 1971 at PricewaterhouseCoopers. In 1973, he joined Deloitte Touche Tohmatsu, where he became a partner in the External Audit and Corporate Finance areas in 1985 and member of the Executive Committee and of the board of directors of Deloitte do Brasil in 1987. In 1998, he became a representative for Latin America of the International Board of Deloitte Corporate Finance, continuing at Deloitte until 2010. Mr. Luiz Alberto Fiore has a bachelor’s degree in Business Management from Universidade Católica (ESAN-PUC) and a bachelor’s degree in Accounting Sciences from Universidade Mackenzie.

Mr. Geraldo Travaglia Filho has been a member of our audit committee since January 2013. He served as executive officer of Itaú Unibanco Holding from November 2008 to April 2009 and as secretary to the board of directors from December 2010 to August 2011. He also served as executive officer of Redecard from May 2009 to April 2010, of Itaú BBA from November 2008 to January 2010 and of Itaú Unibanco from November 2008 to April 2009. Mr. Travaglia Filho has a bachelor’s degree in Business Management from Universidade de São Paulo (USP) and a specialization in Bank Management from Wharton School, University of Pennsylvania.

Committees of the Board of Directors

The information provided below relates to the members of the strategy, risks and capital management, appointment and corporate governance, personnel and compensation committees reelected on April 25, 2013.

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

Further, the strategy committee also establishes an economic scenarios sub-committee, made up of key employees of Itaú Unibanco Holding and its controlled companies that have recognized expertise in macro economy. Such sub-committee supplies macroeconomic input to the strategy committee to provide support for its considerations in defining strategy, investments and budgets.

The following members of our board of directors were appointed to our strategy committee: Pedro Moreira Salles (president), Roberto Egydio Setubal, Ricardo Villela Marino, Henri Penchas, Israel Vainboim and Nildemar Secches.

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

The following members of our board of directors were appointed to our capital and risk management committee: Pedro Luiz Bodin de Moraes (president), Roberto Egydio Setubal, Gustavo Jorge Laboissière Loyola, Demosthenes Madureira de Pinho Neto and Candido Botelho Bracher.

Appointment and Corporate Governance Committee

Our appointment and corporate governance committee is responsible for certain corporate governance matters, such as the selection, appointment and assessment of members of our board of directors and CEO.

In connection with corporate governance matters, the committee: (i) proposes the division among the directors of the fixed aggregate compensation established by the annual shareholders meeting; (ii) recommends changes in the composition of the board of directors and its committees; and (iii) recommends changes to the structure of committees, including the creation and dissolution of committees. Certain functions that used to be responsibility of the appointment and corporate governance committee were transferred to the related parties committee. See “— Related Parties Committee.”

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

The following members of our board of directors were appointed to our appointment and corporate governance committee: Pedro Moreira Salles (president), Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Henri Penchas, Israel Vainboim and Demosthenes Madureira de Pinho Neto.

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

Our personnel committee is responsible for the principal guidelines with respect to the policies relating to personnel, being responsible for the following functions:

With respect to guidelines for employee recruiting and retention: (i) discuss strategies for domestic and international recruiting and mobility of executives; (ii) discuss, monitor and advise the board of officers with respect to the career of the key employees in the Itaú Unibanco Group; (iii) monitor the performance of the key executives of the Itaú Unibanco Group and the results of the trainees program; (iv) monitor the employee appraisal system; (v) provide support in the establishment of executive monitoring and mentoring guidelines; (vi) suggest employee compensation policies to the compensation committee, including various forms of fixed and variable compensation; (vii) advise on the necessary skills and profile for the Itaú Unibanco Group to reach its medium and long-term goals; and (viii) monitor the tendencies in employee hiring among companies in the same sector.

With respect to guidelines for training: (i) discuss the culture, suitability of profile and the needs for training; (ii) monitor the policy for courses and processes for improving skills; and (iii) provide support for the decision-making regarding continued education programs.

Finally, with respect to the stock options plan: (i) oversee our stock options plan and (ii) approve option grants under our stock option plan.

The following members of our board of directors were appointed to our personnel committee: Pedro Moreira Salles (president), Roberto Egydio Setubal, Ricardo Villela Marino and Candido Botelho Bracher.

Compensation Committee

On February 17, 2011, our board of directors created the compensation committee. We are required under Resolution No. 3,921, to establish a compensation committee under the requirements set out in Resolution No. 3,921. Our compensation committee is responsible for all matters regarding compensation of the members of the management and employees of Itaú Unibanco Group as described below.

The Committee is responsible for the following functions: (i) propose to the board of directors the compensation policy for Itaú Unibanco Holding’s management, including the various forms of fixed and variable compensation in addition to special benefits and policies for recruitment and termination; (ii) discuss, examine and supervise the implementation and operation of existing compensation models for Itaú Unibanco and for Itaú BBA (including the treasury unit), and discuss general principles of compensation policy for their employees and recommend any adjustments and improvements to the board of directors; (iii) supervise the implementation and operation of the compensation policy for Itaú Unibanco Holding’s management; (iv) review the compensation policy for Itaú Unibanco Holding’s management on an annual basis, recommending any adjustments or improvements to the board of directors; (v) propose to the board of directors the aggregate compensation for management to be submitted at the annual shareholders meeting; (vi) evaluate and approve the compensation package for the CEO, as well as approve the individual amount of his compensation, including fixed and variable salaries and benefits; (vii) evaluate and approve compensation packages proposed by the CEO for the executive vice presidents of Itaú Unibanco and for the CEO and for the executive vice presidents of Itaú BBA, including fixed and variable compensation components, benefits and long-term incentive compensation, and evaluate the compensation packages of the remaining members of management of the Itaú Unibanco Group; (vii) evaluate future internal and external scenarios and their possible impacts on the compensation policy; (viii) compare the compensation policy of similar companies in order to identify significant discrepancies and propose any necessary adjustments; (ix) ensure that the compensation policy is compatible with the risk management policy, targets and the current and expected financial situation of the Itaú Unibanco Holding and with CMN Resolution No 3,921; and (x) prepare the “Compensation Committee Report” on an annual basis.

See “Item 4B. Business Overview — Regulation and Supervision — Compensation of Directors and Officers of Financial Institutions.”

The following members were appointed to our compensation committee: Pedro Moreira Salles (president), Alfredo Egydio Arruda Villela Filho, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and José Castro Araújo Rudge.

Related Parties Committee

We created a related parties committee, entirely composed of independent members, to analyze the transactions between related parties in certain circumstances and in accordance with our related party transactions policy (“Related Party Transactions Policy”), to ensure their treatment at arm’s length and transparency and our alignment with best practices in corporate governance.

The following members were elected to our related parties committee: Pedro Luiz Bodin de Moraes, Nildemar Secches and Gustavo Jorge Laboissiere Loyola.

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

Our disclosure and trading committee is comprised of our principal investor relations officer and from two to ten persons elected annually among the members of our board of directors, board of officers or controlled companies and specialists in capital markets.

6D. Employees

General

The following table sets forth the number of our employees as of December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Employees (on a consolidated basis)	96,977	104,542	108,040
Brazil	90,323	98,258	102,316
Abroad	6,654	6,284	5,724
Argentina	1,651	1,566	1,514
Chile	2,451	2,334	2,043
Uruguay	1,162	1,099	1,071
Paraguay	701	650	517
Europe	261	213	212
Others	428	422	367

Employees from each of our operations segments as of December 31, 2012, 2011 and 2010 are presented in the following table:

	December 31,
	2012	2011	2010
Commercial Banking	91,304	95,534	93,430
Itaú BBA	2,848	3,024	2,387
Consumer Credit	2,781	5,941	12,133
Corporate and Treasury	44	43	90
Total	96,977	104,542	108,040

The number of our employees had reduction by 7.2% from December 31, 2011 to December 31, 2012.

Since 1986, the banking sector in Brazil has been the target of strikes organized by labor unions, usually during wage negotiations in the third quarter of each year. During a strike, part of the normal activities of our branches suffers from temporary disruptions. During the wage negotiations of 2012, our branches suffered a 9-day strike which resulted in an average closure of 30.0% of our branches during the strike. Despite disruptions to our operations in retail banking and, to a lesser extent, our corporate banking operations, we have not historically suffered significant losses due to strikes.

The FENABAN represents banking institutions as employers and negotiates with the two organizations representing the workers, the National Federation of Financial Industry Workers (Confederação Nacional dos Trabalhadores do Ramo Financeiro or “CONTRAF”), and the National Federation of Credit Industry Workers (Confederação Nacional dos Trabalhadores nas Empresas de Crédito or “CONTEC”). They conduct annual wage negotiations to update salaries, overtime pay levels of banks and other benefits. The negotiation takes place in September of each year. We traditionally set the salary structure of our employees above these levels.

We strive to maintain good relationships with our employees and with the unions that represent them.

Itaú Unibanco Holding, through sponsored enterprises, offers its employees nineteen pension plans administered by six entities, eighteen of which are closed pension funds and one is an open pension fund. The purpose of the plans is to provide a supplement to the Brazilian federal pension benefits. Twelve plans are defined benefit plans, in which the calculation of the retirement benefit is determined by a set formula. Three are defined contribution plans, in which contribution amounts are fixed and the value of the benefit is proportional to the return on investment over time and four are variable contribution plans in which the contribution amounts vary by participant and the amount of the benefit also depends on investment returns over time. New employees can participate in a defined contribution plan managed by Itaú S.A. Life and Pensions.

Our pension plans are managed in accordance with our corporate governance principles designed to ensure that participants receive retirement benefits through the management plan. As required by Brazilian regulatory agencies, actuarial valuations are made by the actuary responsible for each plan every year. During 2012, we made contributions to pension plans at the levels required by actuarial standards. We made contributions to our pension plans of approximately R$42.3 million in 2012.

Training and Development

Personnel development is one of our core values, and we make an effort to train high performance teams engaged and motivated by sustainable development. The Itaú Unibanco Business School, provides continuing education in three areas: business management (knowledge of different business areas), leadership (knowledge management for the development of leaders) and business skills (general knowledge management applications and preparation programs for certification).

6E.	Share Ownership

Except for the stock indirectly owned by our controlling shareholders (owned through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially own less than 1.0% of the shares of our common stock and less than 1.0% of the shares of our preferred stock.

Stock Option Plan

We have been issuing stock options as a long-term incentive since 1995, which we believe reinforces the commitment of the members of the management (including directors and officers) and senior employees of Itaú Unibanco Holding and its controlled companies to our medium and long-term development. We believe that this will allow them to benefit from additional value that their work created for Itaú Unibanco Group and our stock option plan is designed to attract and retain the services of highly qualified management and employees.

Our stock option plan is governed by the personnel committee, whose members are appointed by our board of directors. The personnel committee designates the beneficiaries to whom stock options are granted under our stock option plan. Our board of directors has the power to modify the decisions taken by the personnel committee in their first meeting after the date the options are granted. If not modified, the option grants are confirmed. The personnel committee may only grant options if our profits are sufficient to permit the distribution of the mandatory dividend in accordance with Brazilian Corporate Law and the amount of options granted in any given year may not exceed 0.5% of our total shares at the end of the relevant fiscal year. If in a specific fiscal year, the amount of stock options granted during such year is below the 0.5% maximum limit of the total number of shares, the difference may be added to options granted in any one of seven subsequent fiscal years.

The options have an exercise period of between five and ten years from the date of their issuance and they may only be exercised after a vesting period determined by the personnel committee, that varies from one to seven years from the date of issuance of the options.

The exercise price of an option is determined by the personnel committee when the option is granted and can be restated up to the month prior to the exercise of the option. To determine the exercise price, the personnel committee considers the average prices of our preferred shares at BM&FBovespa during the last three months prior to the issuance of the option and an adjustment of up to 20.0% more or less than the average price is permitted.

In addition, we have a mechanism for granting options to beneficiaries who are considered to have outstanding performance and potential, measured through the use of performance and leadership evaluation tools, which we refer to as partner options. The personnel committee may grant options for which the strike price is paid through the obligation of the beneficiary to invest up to 20.0% of the portion of the person’s bonus that is tied to profits and results in shares of Itaú Unibanco Holding. The beneficiaries to whom these options are granted must keep ownership of the shares unaltered and with no encumbrances of any nature from the date the option is granted until the exercise of the option. This mechanism was expanded at the general extraordinary meeting held on April 26, 2010 in order to (i) permit a portion or the full net amount of the bonus to be invested in shares; and (ii) allow the personnel committee to impose additional conditions on the exercise of the options.

The general extraordinary meeting of shareholders held on April 26, 2010, established that the shares which the beneficiaries receive through the exercise of options may be subject to additional restrictions in accordance with resolutions adopted by the personnel committee such as minimum holding periods.

On April 25, 2011, our shareholders approved modifications to our stock option plan in order to (i) adjust the rule for termination of the beneficiary holding options; (ii) adjust the term for defining the price of simple options; and (iii) expressly provide that the beneficiaries, upon investing their bonuses in the stock option program and thereby receiving bonus options, may acquire stock directly from our treasury.

On April 19, 2013, our shareholders approved modifications to our stock option plan in order to (i) improve clarity and objectivity; (ii) establish new mechanisms for granting options to the beneficiaries who reside outside of Brazil; (iii) consolidate rules governing termination of options in the event of an option-holder’s death; and (iv) amend the rule on a holder’s right to retain options in the event of retirement.

Finally, our shareholders approved the assumption, by the Company, of the rights and obligations set forth in currently effective agreements entered into with beneficiaries of Redecard S.A.’s stock option plan, including responsibilities for the granting of options under such plan.

See note 22 of our consolidated financial statements, for additional information on our stock option plan and the issuance of options.

As of December 31, 2012, we had 73,514,461 options to be exercised by our directors, officers and employees, comprising 633 beneficiaries of simple options (including Itaú Unibanco Holding and the original Unibanco and Unibanco Holdings stock option plans) and 220 beneficiaries of partner options (including Itaú Unibanco Holding and Unibanco and Unibanco Holdings original stock option plans).

In 2012, 13,745,475 options were granted under our stock option plan. The granting dates were January 13, February 24, April 27 and June 14, 2012.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

In accordance with our bylaws, our capital stock is divided into two classes of shares: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. Our preferred shares are non-voting.

The following table sets forth certain information as of March 31, 2013, with respect to any person known to us to be the beneficial owner of more than 5.0% of our outstanding common or preferred shares:

	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	1,167,536,100	51.00%	–	0.00%	1,167,536,100	25.54%
Itaúsa – Investimentos Itaú S.A.	885,142,900	38.66%	77,100	0.00%	885,220,000	19.37%
Blackrock (1)	0	0.00%	159,335,737	6.98%	159,335,737	3.49%
Others	236,605,300	10.34%	2,069,903,034	90.73%	2,306,508,334	50.46%
Subtotal	2,289,284,300	100.00%	2,229,315,871	97.71%	4,518,600,171	98.86%
Treasury stock(2)	2,100	0.00%	47,818,173	2.10%	47,820,273	1.05%
Total	2,289,286,400	100.00%	2,281,649,700	100.00%	4,570,936,100	100.00%

(1)	Share ownership information provided by shareholder.
(2)	Does not include Itaú Unibanco shares held by Itaubanco defined contribution plan in excess of the individual accounts of participants in the amount of 1,500,000 common shares.

On April 19, 2013, our shareholders approved an increase in our capital stock of R$15.0 billion, from R$45.0 billion to R$60.0 billion, through the capitalization of certain statutory revenue reserves, subject to approval by the Central Bank. This capital increase will be effected by the issuance of 457,093,610 new book entry shares with no par value, 228,928,640 of which will be common shares and 228,164,970 of which will be preferred shares. Such shares will be granted to shareholders in the form of bonus shares, free of charge, in the proportion of one new share for every ten shares of the same class held. Shares held as treasury stock will be entitled to receive bonus shares in the same proportion. There has been no change to our dividend policy as a consequence of this capital increase.

Itaú Unibanco Holding is a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family; and (ii) E. Johnston, a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.7% of the shares of our common stock as of March 31, 2013. Four of our directors, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Ricardo Villela Marino and Roberto Egydio Setubal, are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family.

In accordance with Article 12 of CVM Rule No.358, BlackRock, Inc. informed us on March 30, 2011 that it owned preferred shares representing approximately 7% of the issued preferred shares of Itaú Unibanco Holding for investment purposes only.

The table below contains information regarding our shares and American Depository Shares (“ADS”) according to our internal share record as of March 31, 2013:

Number
of Shares
Common shares	2,289,286,400
Preferred shares	2,281,649,700
Preferred shares represented by ADS	845,319,248
Total	5,416,255,348

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

Lock-up Period, Right of First Refusal and Tag-Along Rights

The shares issued by IUPAR may not be transferred by its shareholders to third parties until November 3, 2018. After this period, in case one of the parties decides to transfer shares of IUPAR, the other party may choose to (i) exercise its right of first refusal to acquire the shares; (ii) exercise its tag-along right, in the exact same terms and conditions; or (iii) waive both its rights of first refusal and tag-along. Itaúsa may freely transfer the shares issued by Itaú Unibanco Holding that are directly owned by it. In case the parties decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along right in order to include all or part of the shares issued by Itaú Unibanco Holding that are directly owned by Itaúsa.

Term

The shareholders’ agreement is in effect for a period of twenty years from January 27, 2009, and may be automatically renewed for successive periods of ten years, unless otherwise terminated upon one year’s prior written notice by any of the shareholders.

7B.	Related Party Transactions

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. See note 35 to our consolidated financial statements.

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

As of the date hereof, we believe that we are in compliance with the restrictions under Brazilian law. Brazilian law does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. See “Item 4B. Business Overview – Regulation and Supervision.”

On October 22, 2012, our board of directors approved a Related Party Transactions Policy. The definition of related party is provided in our Related Party Transactions Policy, and includes controlling shareholders of, and entities controlled by or under common control with, Itaú Unibanco Holding, as well as directors and officers of these entities, certain family members of such individuals and any entities controlled directly or indirectly by them. Our Related Party Transactions Policy provides that any transaction involving related parties must be carried out at arm’s length, comply with all practices put in place by Itaú Unibanco Holdings’ management (such as the guidelines provided in our Code of Ethics), be executed in writing, and be clearly disclosed in Itaú Unibanco Holding’s financial statements according to the materiality criteria provided by accounting standards.

Any related party transaction or series of transactions within a one-year period that exceeds R$1 million, defined as a “Significant Amount” (except those exclusively involving entities wholly owned, directly or indirectly, by Itaú Unibanco Holding), is analyzed by our ethics and ombudsman department and submitted to our board of directors on a quarterly basis. Any related party transaction or series of transactions within a one-year period that exceeds 0.1% of our total assets and liabilities, defined as a “Relevant Amount” (except those exclusively involving entities wholly owned, directly or indirectly, by Itaú Unibanco Holding), must be approved in advance by an ad hoc committee formed by two independent members of our board of directors and one member of our audit committee, and subsequently submitted to approval by our board of directors.

Transactions between companies included in the consolidation were eliminated in the consolidated financial statements and take into consideration the absence of risk. See note 2.4a to our consolidated financial statements.

Unconsolidated related parties are the following:

•	IUPAR and Itaúsa, parent companies of Itaú Unibanco Holding.

•	Non-financial subsidiaries of Itaúsa, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A..

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by Itaú Unibanco Holding and/or our subsidiaries.

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by Itaú Unibanco Holding and subsidiaries to act in their respective areas of interest.

•	Investments in unconsolidated companies – Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and SERASA S.A.. See note 13 to our consolidated financial statements.

Additionally, there are transactions with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil. See note 3(b) to our consolidated financial statements.

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

For more details on transactions with related parties see note 35 to our consolidated financial statements.

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

In addition to the aforementioned transactions, Itaú Unibanco and non-consolidated entities are parties to an agreement for apportionment of common costs, pursuant to which such subsidiaries pay Itaú Unibanco for certain shared structures provided by Itaú Unibanco. In connection with such agreement, the non-consolidated entities paid Itaú Unibanco R$8.0 million, R$8.0 million and R$16.6 million in 2012, 2011 and 2010, respectively.

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

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2012, our provisions for such contingencies were R$19,209 million, of which R$10,433 million are related to tax contingencies, R$4,852 million are related to labor contingencies, R$3,732 million are related to civil contingencies and R$192 million to other contingencies. See note 32 to our consolidated financial statements. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

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

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans. We record provisions for such claims upon receipt of summons to present a defense.

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

The Federal Supreme Court (Supremo Tribunal Federal) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the monetary stabilization plans as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of monetary stabilization plans as applicable to time deposits and other private agreements the Federal Supreme Court has decided that the laws were in accordance with the federal constitution. Due to this contradiction, the Confederação Nacional do Sistema Financeiro (“Consif”), an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

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

As of December 31, 2012, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$3,732 million.

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

A provision for such contingent liability is established if it involves a legal tax obligation, regardless of the probability of winning or losing the dispute. A legal tax obligation exists if the gain or loss of the related litigation depends directly on the determination that a currently enforceable law is or not unconstitutional. In any other situation, a provision is recognized if a loss is probable (prevailing in the litigation is less likely than a loss).

As of December, 31, 2012, our total amount of provisions related to taxes was R$10,433 million. See note 32 to our consolidated financial statements, for details regarding the changes in the provisions and respective escrow deposits for tax and social security lawsuits.

The main types of tax disputes for which we have recognized provisions are as follows (the terms “PIS”, “COFINS”, “CSLL”, “IRPJ” and “ISS” are described in “Item 4B. Business Overview — Regulation and Supervision — Taxation”):

•	PIS and COFINS: we claim those taxes should be levied on the revenue arising from sales of goods and services, instead of the total gross revenue.

•	CSLL: we claim that this tax should be levied at the regular rate of 9.0%, instead of the increased CSLL rate for financial and insurance companies of 15.0%, which we believe unconstitutional.

•	IRPJ and CSLL: we claim that these taxes should be applied on profits earned abroad and argue the non-applicability of Normative Instruction of Federal Revenue Services (SRF) No. 213-02 to the extent it exceeds the legal text.

•	PIS: we claim that the effectiveness of Constitutional Amendments No. 10 and 17 should not apply retroactively to tax periods prior to its effectiveness, during which the tax provisions of preceding Supplementary Law No. 07 should apply.

No provision is recognized in relation to tax litigation where prevailing is more likely than losing. The total actual estimated risk in such litigation is R$8,395 million, which reflects the amount under dispute where a loss is possible. The main types of such tax disputes are detailed below:

•	INSS: we defend and claim that non-wage benefits, such as profit sharing, transportation voucher and one-time bonuses, are not subject to social security taxes.

•	IRPJ, CSLL, PIS and COFINS: we claim certain tax credits that we have offset against other tax liabilities, which have not been recognized by tax authorities.

•	IRPJ, CSLL: we defend the deductibility of interest on capital declared to shareholders based on the TJLP levied on the shareholders interest on capital for the year and for prior years.

•	IRPJ, CSLL: we defend that losses and discounts on receipt of credits are necessary operating expenses and therefore losses are deductible from loan operations and discounts are deductible upon their renegotiation and recovery.

•	ISS: we defend that certain banking transactions do not generate service fees or income, but rather only interest and commissions, and that certain revenues are not listed under the law and are therefore not subject to the ISS tax.

•	IRPJ, CSLL: we defend the deductibility of the amortization of goodwill generated by virtue of certain mergers and acquisitions.

•	IRPJ, CSLL: we defend the application of the standard Brazilian tax (taxable income) and the unavailability of profits with the mere transfer of capital invested between the Itaú Unibanco Holding subsidiaries.

In addition, we participated in the Program for Cash or Installment Payment of Federal Taxes established by Law No. 11,941, enacted on May 27, 2009, which allowed litigating taxpayers who agreed to discontinue the litigation to pay only the principal amount under dispute without penalties and interest applicable to such amounts. Under this program, we paid part of the disputed amounts in our litigation regarding PIS and COFINS based on total gross revenue as set forth by paragraph 1 of Article 3 of Law No. 9,718, enacted on November 27, 1998, and recognized them under Legal Tax Liability.

A portion of the payments will be paid in installments and are pending the consolidation of related debt by the tax authorities. They are no longer considered to be a provision for a contingency and, therefore, such amounts have been transferred to tax and social securities contributions liability.

Labor Litigation

Labor unions and former employees file lawsuits against us seeking compensation for alleged violations of their labor contract or related statutory rights. As of December 31, 2012, there were approximately 50,500 labor claims filed against us. Individual labor lawsuits against us are primarily related to overtime pay and salary parity. Collective labor lawsuits against us are primarily related to maintenance of healthcare plans, security rules, strikes and salary differences resulting from monetary stabilization plans implemented by the Brazilian federal government. We are also defendants in labor lawsuits filed by the Brazilian Public Labor Prosecutor Office related to union classification, outsourcing, occupational disease, health and safety, determination of working days, and compliance with minimum share of disabled personnel. For the fiscal year ended December 31, 2012, we paid approximately R$916 million in settlements with former employees and judgments imposed by the labor courts.

Dividend Policy and Dividends

General

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profit of the corporation (adjusted net profit, as defined in Article 202 of Brazilian Corporate Law), comprising normal dividends and interest on stockholders’ equity, that must be distributed to the shareholders as described below. Under our bylaws, we are required to distribute to our shareholders each fiscal year an amount equal to not less than 25.0% of our adjusted net profit. This is referred to as the mandatory dividend. Under Brazilian Corporate Law, the mandatory dividend may be paid in the form of normal dividends or in the form of interest on stockholders’ equity. Our board of directors may also declare the payment of interim dividends from retained earnings and profit reserves. Any payment of interim dividends or payment of interest on stockholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year. In addition, under our bylaws, each preferred share is entitled to a priority minimum annual dividend of R$0.022, which amount is reduced from the mandatory dividend payable.

The principal difference between dividends and interest on stockholders’ equity is their tax treatment. For tax purposes, interest on stockholders’ equity is limited to the daily average of the TJLP as determined by the Central Bank, over the taxable year, and cannot exceed the greater of (i) 50.0% of adjusted net profit for the period in respect of which the payment is made (after the deduction of CSLL, but before taking into account the amount of such interest on stockholders’ equity and the provision for IRPJ, as described in “Item 4B. Business Overview — Regulation and Supervision — Taxation”); and (ii) 50.0% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15.0%, or 25.0% if the shareholder is a resident or domiciled in a tax haven jurisdiction or a privileged tax regime, pursuant to Normative Ruling No. 1,037 of June 4, 2010, as amended. The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on stockholders’ equity, is at least equal to the mandatory dividend. See “Item 4B. Business Overview — Regulation and Supervision — Taxation —Corporate Income Tax and Social Contribution on Profits”.

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

On February 28, 2013, the Brazilian government enacted Provisional Measure No. 608, which establishes that the payment of dividends and interest on stockholders’ equity by financial institutions to their shareholders is subject to the compliance with regulation issued by the CMN. The measure is part of recent developments to implement Basel III liquidity requirements. On March 1, 2013, CMN issued Resolution No 4,193, which provides that non-payment of dividends may occur if financial institutions fail to comply with the additional capital requirements, which will be required beginning on January 1, 2016 and gradually increased until 2019. For more information, see “Item 4B. Business Overview — Regulation and Supervision — Capital Adequacy and Leverage/Regulatory Capital Requirements — Implementation of Basel III in Brazil”.

Such restriction on the payment of dividends will apply progressively, according to the extent of the non-compliance with additional capital requirements. In case the additional capital provided by a financial institution is less than 25.0% of that established by the CMN for that year, no dividends or interest on stockholders’ equity may be distributed. If the additional capital is greater than 25.0% and less than 50.0% of that required, 80.0% of the intended dividends and interest on stockholders’ equity may not be distributed. If the additional capital is greater than 50.0% and less than 75.0% of that required, 60.0% of the intended dividends and interest on stockholders’ equity may not be distributed. If the additional capital is greater than 75.0% and less than 100.0% of that required, 40.0% of the intended dividends and interest on stockholders’ equity may not be distributed.

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

History of Dividend Payments

The following table sets forth the dividends and interest on stockholders’ equity paid to or declared for holders of our common shares and preferred shares since 2010.

	Dividend
	Amount	Per Share
Year	(In millions of R$)	(R$)

2012	5,177	1.145

2011	5,054	1.12

2010	4,484	0.99

On February 4, 2013, our board of directors declared interest on equity in the amount of R$0.3824 per share (or R$0.3250 per share, net of taxes) and authorized payment of interest on equity declared on November 29, 2012 in the amount of R$0.3120 per share (or R$0.2652, net of taxes). All such amounts were paid on March 14, 2013. The ex-dividend date is March 14, 2013 and December 21, 2012, respectively.

8B.	Significant Changes

We are not aware of any significant changes bearing on the financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

9A.	Offer and Listing Details

Our preferred shares trade on the NYSE, under the symbol “ITUB” in the form of ADSs. We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have since that time complied with NYSE requirements, as well as with those of the SEC, which include disclosure of financial statements in IFRS since 2011, and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act. Each ADS represents one preferred share. The ADSs are evidenced by American Depository Receipts (“ADRs”), issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time.

We are a publicly held company with shares traded on the market since our founding in 1943. In 1944 we registered with the BM&FBOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BM&FBOVESPA under the symbol “ITUB4” for the preferred shares without par value and “ITUB3” for the common shares without par value.

As of December 31, 2012, there were an aggregate of 2,281,649,700 preferred shares issued, including 52,554,239 held as treasury shares, and 2,289,286,400 common shares issued, including 2,100 held as treasury shares. As of December 31, 2012, 8,886,344 common shares and 1,397,000,259 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 0.39% and 61.2%, respectively, of the total of each class outstanding.

We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. As a result of a stock split effected on October 3, 2005, one ADS came to represent one preferred share without par value. As of December 31, 2012, there were approximately 856.5 million ADSs outstanding, representing approximately 37.5% of the preferred shares. All of the ADSs were registered in the name of The Depository Trust Company and The Bank of New York Mellon. As of December 31, 2012, there were 82 registered holders of ADSs.

We also trade our preferred shares in the form of Argentine Certificates of Deposits (Certificados de Depósitos Argentinos or “CEDEARs”), on the Argentine Stock Exchange (Bolsa de Comércio de Buenos Aires or “BCBA”). Currently, one CEDEAR represents one preferred share without par value. As of December 31, 2012, there were approximately 5,141,300 CEDEARs outstanding.

On April 19, 2013, our shareholders approved an increase in our capital stock of R$15.0 billion, from R$45.0 billion to R$60.0 billion, through the capitalization of certain statutory revenue reserves, subject to approval by the Central Bank. This capital increase would be effected by the issuance of 457,093,610 new book entry shares with no par value, 228,928,640 of which will be common shares and 228,164,970 of which will be preferred shares, granted to shareholders in the form of bonus shares, free of charge, in the proportion of one new share for every ten shares of the same class held. Shares held as treasury stock will be entitled to receive bonus shares in the same proportion. Determination of the record date for shareholders entitled to receive bonus shares will be made following approval of the issuance by the Central Bank.

The following tables set forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA, in reais and U.S. dollars at the selling rate for the sale of U.S. dollars at the last day of each respective period. See “Item 3A. Selected Financial Data — Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information takes into account retroactively the effect of certain bonus shares. See “Item 3A. Selected Financial Data — IFRS Selected Financial Data.”

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2008	38.09	15.37	23.07	6.65
2009	40.63	18.47	23.44	7.63
2010	43.72	31.03	25.90	16.50
2011	40.65	25.15	24.45	14.36
2012	38.94	26.73	22.02	12.88

2011
1st quarter	40.65	34.17	24.32	20.37
2nd quarter	39.47	34.00	24.45	20.81
3rd quarter	36.89	25.15	23.68	14.36
4th quarter	34.97	27.51	19.92	14.59

2012
1st quarter	38.94	33.50	22.02	17.93
2nd quarter	35.58	26.73	19.47	12.88
3rd quarter	35.60	27.55	17.68	13.46
4th quarter	34.47	28.19	16.64	13.90

Share prices for the most recent six months are as follows:

September 2012	35.60	30.41	17.68	14.98
October 2012	31.45	28.19	15.52	13.90
November 2012	32.54	29.47	15.47	14.34
December 2012	34.47	32.20	16.64	15.30
January 2013	36.28	33.80	17.74	16.61
February 2013	35.73	32.91	18.16	16.63
March 2013	37.03	34.57	18.94	17.17
April 2013(1)	36.08	32.30	17.96	16.08

Source: Economática System

(1) Until April 19, 2013.

The following table sets forth, for the period indicated, the high and low sales prices in U.S. dollars for the ADS in the over the counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2008	23.53	6.09
2009	23.95	7.55
2010	26.30	16.33
2011	24.77	14.47
2012	22.00	12.84

2011
1st quarter	24.77	20.61
2nd quarter	24.72	20.93
3rd quarter	23.85	14.47
4th quarter	20.09	14.52

2012
1st quarter	22.00	18.51
2nd quarter	19.50	12.84
3rd quarter	17.83	13.44
4th quarter	16.57	13.93

Share prices for the most recent six months are as follows:

September 2012	17.83	15.04
October 2012	15.58	13.93
November 2012	16.25	14.20
December 2012	16.57	15.21
January 2013	17.80	16.71
February 2013	18.11	16.63
March 2013	19.07	17.13
April 2013(1)	17.99	16.09

Souce: Economática System

(1) Until April 19, 2013.

9B.	Plan of Distribution

Not applicable.

9C.  Markets

The main market in which our preferred shares and common shares are traded is the Bovespa Segment of BM&FBOVESPA, the Brazilian Securities, Commodities and Futures Exchange, the second largest exchange by market capitalization in the Americas and the largest exchange by market capitalization in Latin America.

Currently, BM&FBOVESPA is the only Brazilian exchange operator and manager of organized securities and derivatives markets (the Bovespa Segment and BM&F Segment, respectively) and provides registration, clearing and settlement services for transactions carried out on its trading platforms, acting as central counterparty to ensure multilateral clearing and settlement. BM&FBOVESPA adopts an integrated business model, encompassing the entire chain of trading, clearing and settlement, risk management, central counterparty, central securities depository and custody services, through integrated, fully-electronic systems. Furthermore, BM&FBOVESPA operates four clearing houses (equities, derivatives, bonds and foreign exchange), a securities lending facility, safeguard mechanisms and, through BM&FBovespa Market Surveillance (BM&FBovespa Supervisão de Mercados, or “BSM”), a mutual entity and self-regulatory organization in which it holds a material membership interest, is in charge of overseeing activities by market participants and all trading, clearing and settlement transactions performed within the markets it manages.

In order to better control volatility of the Bovespa Index (IBOVESPA), BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which the trading sessions may be suspended for a period of time if IBOVESPA falls below a predetermined limit (such limit is determined according to the historic volatility of the index). The circuit breaker is activated based on IBOVESPA’s value on the previous day and the trading sessions may be suspended (i) for thirty minutes, in case IBOVESPA drops 10%, (ii) for one additional hour, if IBOVESPA drops another 5% after reopening (15% total drop), or (iii) for a period of time to be determined by BM&FBOVESPA, if IBOVESPA drops another 5% after the second reopening (20% total drop).

We also issued CEDEARs, which represent shares of non-Argentine companies that are traded in Argentina. Our CEDEARs represent preferred shares on a one-for-one basis and are traded on BCBA, which is a private non-profit and self-regulated association. BCBA is responsible for the registration of trades and publication of prices and volume of transactions. Its supervisory powers allows, among other measures, stop trading when it deems necessary, in order to control or prevent abnormal changes in prices.

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

Brazilian securities laws, the Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, as well as protection of minority shareholders. The CVM has issued several rules regarding disclosure requirements, namely, Rule No. 358 for the regulation of disclosure of material facts, Rules No. 361 and No. 400 for the regulation of public offerings, Rule No. 380 for the regulation of Internet offerings, Rule No. 381 for the regulation of independent auditors, Rule No. 480 for the regulation of registry of security issuers admitted to negotiation in regulated markets in Brazil, and Rule No. 481 for the regulation of information and public request of proxy for shareholders meeting. Rule No. 480 also requires that publicly traded companies file a reference form (Formulário de Referência) which is a regularly updated report containing certain information about the issuer as required by the form, to which supplementary information regarding notes or securities being offered are added at the time of each new public offering.

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (i) ensure that shares of the issuer representing 25.0% of its total capital are effectively available for trading (free-float); (ii) adopt offering procedures that favor widespread ownership of shares when making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose the terms of agreements entered into with related parties; and (vi) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must, among other things, (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same conditions and price paid per share for the controlling block of common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (a) any conversion of the company into another corporate form, (b) merger, consolidation or spin-off of the company, (c) approval of transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (e) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (f) changes to the aforementioned voting rights; (iv) have a board of directors comprised of at least five members at least 20% of whom are independent members as determined by the rules of Level 2, with a maximum two year term; (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS; (vi) hold a tender offer by the company’s controlling shareholder if it elects to delist from the Level 2 segment (the minimum price of the shares to be offered will be determined by an appraisal process); and (vii) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (i) issuing only voting shares and; (ii) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block of common shares.

Our goal is to create value for our shareholders. We believe that one of the ways of reaching this goal is to maintain good corporate governance practices, as a long-term continuous process, designed to ensure sustained growth of the company. For many years we have been following principles relating to disclosure, minority shareholders’ rights and transparency as part of our corporate governance initiatives. For example, we have been registered as a public company with the BM&FBOVESPA and have had our shares traded on the market since our founding in 1944. We voluntarily adhered to BM&FBOVESPA’s Level 1 of Corporate Governance in June, 2001. In February 2002, we listed our Level 2 ADRs on the NYSE and have therefore complied with NYSE requirements, as well as those of the SEC, which include fulfilling U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.

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

We were the first company in Brazil to adopt Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas — ABRASCA), Control and Disclosure of Relevant Information Guide in 2007.

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

For more information about the members of our board of directors, stock options plan, fiscal council, audit committee, and other committees of the board of directors and the board of officers, see “Item 6C. Board Practices”.

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

Changes in the Brazilian Corporate Law

On July 13, 2007, the CVM issued Rule No. 457 (as amended by Rule No. 485, issued on September 1, 2010) to require listed companies to publish their consolidated financial statements according to IFRS and according to standards issued by CPC and approved by CVM, starting with the year ending December 31, 2010.

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

Additionally, on May 27, 2009, Law No. 11,941 was enacted and, among other things, amended numerous provisions of the Brazilian Corporate Law and tax regulation, to further enable greater convergence between Brazilian GAAP and IFRS. The Law is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stocks, provisions, real state investments. Amendments provided additional criteria that financial statements are required to follow. The financial statements of Brazilian publicly held companies as of and for the years ended December 31, 2010, 2011 and 2012 were published according to these new regulations.

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

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is being filed with the SEC as part of this annual report) and to the Brazilian Corporate Law.

Registration and Purpose

We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located in the city of São Paulo, Brazil. We are governed mainly by the Brazilian Corporate Law and our bylaws. Our Tax Payer’s Registry (CNPJ) is 60.872.504/0001-23 and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE. 35300010230.

Our corporate purpose, as set forth in Article 2 of our bylaws, is to perform banking activity in all its authorized forms, including foreign exchange transactions.

Shareholders’ Meetings

Under Brazilian Corporate Law, shareholders at a general meeting may decide all matters relating to the business objectives of the company, as well as pass resolutions deemed necessary for the protection of their interests. Shareholders voting at a general meeting have the exclusive power, among others, to:

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

•        approve alterations of the capital stock, without prejudice to our board of director’s authority to approve capital increases within authorized capital limits approved at a shareholders’’ meeting;

•        decide on retained profits or the constitution of reserves; and

•	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

It is the responsibility of our board of directors to call a shareholders’ meeting. The first notice of the shareholders’ meeting must be published no later than fifteen days before the date of the meeting on the first call. Brazilian Corporate Law establishes that under specified circumstances, the meeting may also be convened by the fiscal council or any shareholder.

The notice of a shareholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, our principal place of business, setting forth the place, date and time of the meeting, the day’s agenda and, in the event of an amendment to our bylaws, a description of the proposed change. In addition to the requirements of Brazilian Corporate Law, we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as through CVM, BM&FBOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

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

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be a shareholder, an officer of the company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Board of Directors and Board of Officers – Powers

Pursuant to the Brazilian Corporate Law and our bylaws, our board of directors has powers to, among other things:

•        establish the general guidelines of the company;

•        elect and remove from office the company's officers and establish their functions;

•        appoint officers to comprise the boards of officers of the controlled companies as specified;

•        supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

•        call shareholders’ meetings to be held no earlier than fifteen days from the date the notice is given;

•        give its opinion on the management report, the board of officers' accounts and the financial statements for each fiscal year and submit such documents to the shareholders for approval;

•        decide on budgets for results and investments and respective action plans;

•        appoint and remove from office the independent auditors;

•        decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

•        make decisions on payment of interest on stockholders’ equity;

•        decide on buy-back operations on a non-permanent basis;

•        decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, with due observance of the limits set forth the applicable regulations;

•        decide on the institution of committees to handle specific issues within the scope of the board of directors;

•        elect and remove the members of the audit committee and the compensation committee;

•        approve the operational rules that the audit committee and the compensation committee may establish for its own functioning and be aware of the committee’s activities through its reports;

•        approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% of the book value of the company as registered in the last audited balance sheet; and

•        decide on the increase of capital within the limits of our authorized capital.

On April 19, 2013, our shareholders approved, subject to approval by the Central Bank, an amendment to our bylaws in order to include, among the board powers, the power to authorize issuances of debt securities and other instruments convertible into shares, within the limit of our authorized capital.

Our board of directors may be composed of a minimum of ten and a maximum of fourteen directors, elected by our shareholders at the annual shareholders’ meeting.  The directors elect one chairman and one to three vice-chairmen from among their peers.  Pursuant to our bylaws, the age limit for holding a position on our board of directors is seventy years old. For more information regarding the composition of our board of directors, see “6A. Directors, Senior Management and Employees – Directors and Senior Management”.

Our board of officers is responsible for our day-to-day management and representation of Itaú Unibanco Holding before third parties. It may be composed of a minimum of five and a maximum of twenty members. Pursuant to our bylaws, the age limit for holding a position on our board of officers is 60 years old. On April 19, 2013, our shareholders approved an increase to the mandatory retirement age for the position of Chief Executive Officer of Itaú Unibanco Holding from 60 to 62 years old, subject to approval by the Central Bank. For more information regarding the composition of our board of officers, see “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management”.

Certain Provisions of Brazilian Law

Under Brazilian Corporate Law, as well as Central Bank and CVM rules, we are required to identify in our financial statements all related party transactions, according to the materiality criteria established by accounting rules.  On December 2012, we adopted a Related Party Transactions Policy so as to ensure we are aligned with best practices in corporate governance.  For further details, see “Item 7B. Related Party Transactions”.

Law No. 7,492, enacted on June 16, 1986, which sets forth crimes against the Brazilian financial system, defines as a criminal offense the extension of credit by a financial institution to any of its controlling shareholders, directors or officers and certain family members of such individuals and any entity controlled directly or indirectly by such financial institution or which is under common control with such financial institution.  Violations of Law No. 7,492 are punishable by two to six years of imprisonment and a fine.  On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the prosecutor’s office.

Brazilian banking laws and regulations also impose prohibitions on the extension of credit or guarantee to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10% of the capital.  This limitation is also applicable in respect to directors, officers and members of the fiscal council of the financial institution and certain family members of these individuals, as well to those companies in which such persons hold more than 10.0% of the capital.

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

Directors and Officers Compensation

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in shares or share-based instruments and at least 40.0% of variable compensation must be deferred as payment for at least three years and is subject to claw-backs, based on the result of the institution and business unit during the period of deferral. These new rules took effect on January 1, 2012 and are applicable to compensation of directors and officers based on the services rendered during the year of 2012. In addition, financial institutions that are publicly-held companies or that are required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. Such committee must follow the requirements set out in Resolution No. 3,921.

On October 22, 2012, our board of directors approved a compensation policy (as amended on February 28, 2013) proposed by the compensation committee for the members of the management of Itaú Unibanco Holding and its controlled companies, in compliance with the guidelines established by CMN Resolution No 3,921.

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

Each preferred share is non-voting except under limited circumstances and entitles its holder to (i) priority in the receipt of a non-cumulative dividend of not less than the dividend entitled to each common share; (ii) priority in the receipt of a minimum annual dividend of R$0.022 per share; and (iii) in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling shareholders.

There are no redemption provisions associated with our common or preferred shares, except as discussed below.

Preemptive Rights, Capital Increases and Payment for Subscribed Stock Shares

Each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its equity interest, except in the event of the grant and exercise of any option to acquire shares of our capital. Our bylaws authorize our board of directors to increase our capital stock up to a limit of six billion shares, of which three billion must consist of common shares and three billion of preferred shares, without amending our bylaws. Up to the limit of our authorized capital, the issuance of our shares may be made without considering our shareholders preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription; and (iii) exchange for our stock in a public offering for the acquisition of our control. Regardless of this provision, all other increases in our capital stock must be ratified by our shareholders and the Central Bank.

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

On April 19, 2013, our shareholders approved an increase in our authorized capital from 6.0 billion to 6.6 billion shares, of which 3.3 billion must consist of common shares and 3.3 billion of preferred shares. This increase is subject to Central Bank approval.

Liquidation

Pursuant to Brazilian Corporate Law, dissolution may occur under the following circumstances: (i) due to the expiration of the company’s length of life; (ii) in cases set forth by the company’s bylaws; (iii) by resolution of the shareholders’ meeting; (iv) when a company’s stock is held by a single shareholder, except when the single shareholder is a Brazilian corporation, and a minimum of two shareholders is not reinstated by the following annual shareholders’ meeting; (v) when a company’s authorization to operate is legally extinguished; (vi) by judicial decision; or (vii) by decision of the competent administrative authority. A dissolved company retains its legal personality through extinction, in order to conduct liquidation. When a company’s bylaws do not have a provision concerning liquidation, its shareholders at a shareholder’s meeting shall determine the manner in which liquidation shall be conducted. Shareholders shall also appoint a liquidator and the fiscal council, which shall be installed during the period of liquidation.

The liquidator is responsible for, among other things, the winding up of the company’s businesses, sale of its assets, payment of liabilities and distribution of the remaining assets among shareholders.

Before the completion of the liquidation process and after all creditors have been paid, shareholders, at a shareholders’ meeting, may resolve to make a pro-rata distribution among them, as corporate assets are being calculated.

Liability of Our Shareholders for Further Capital Calls

Brazilian Corporate Law does not provide liability for capital calls. If there is an increase in our capital, the ownership interest of our shareholders could be reduced if they elect not to exercise their preemptive rights to subscribe for shares in the capital stock increase.

Calculation of Net Profit

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net income” for that fiscal year derived from financial statements prepared in accordance with Brazilian GAAP. In accordance with Brazilian Corporate Law, an amount equal to our net income as further (i) reduced by amounts allocated to the legal reserve, as explained below; (ii) reduced by amounts allocated to other reserves established by us in compliance with applicable law and (iii) increased by reversions of reserves constituted in prior years, will be available for distribution to shareholders (the “adjusted net income” herein referred to as the “Net Profit”) in any particular year.

Under Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the amount of the reserve equals 20.0% of our capital stock. Net losses, if any, may be charged against the legal reserve, after the deduction of the accrued earnings and profit reserves.

Pursuant to our bylaws, we are required to distribute to our shareholders in respect to each fiscal year an amount equal to not less than 25% Net Profit, or the mandatory dividend. See Item 8A. Consolidated Financial Statements and Other Financial Information — Dividend Policy and Dividends”.

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

Under Brazilian Corporate Law, we may establish other reserves as long as we specify their purpose, the criteria for determining the annual portion of the net income to be allocated to these reserves and their maximum limit may not exceed our capital stock.

Based on that, we have established in our bylaws that, in accordance with a proposal by our board of directors, our shareholders may decide on the creation of the following reserves:

•        dividend equalization reserve (which has been created by shareholders), limited to 40.0% of the value of our capital stock, for the purpose of paying dividends, including interest on stockholders equity, with the objective of maintaining a payment flow to shareholders. This reserve will be allocated: (i) up to 50.0% of the fiscal year’s net income; (ii) up to 100.0% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings; (ii) up to 100.0% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (iv) credits corresponding to the anticipation of dividends;

•        reinforcement for working capital stock reserve (which has been created by shareholders), limited to 30.0% of the value of our capital, for the purpose of guaranteeing resources for our operations, to be allocated up to 20.0% of the fiscal year’s net income;

•        reserve for capital increase in companies held by Itaú Unibanco Holding (which has been created by shareholders), limited to 30.0% of the value of our capital, for the purpose of guaranteeing the right of first refusal in capital increases of participating companies, and to be allocated up to 50.0% of the fiscal year’s net earnings.

Upon the proposal of our board of directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95.0% of our capital stock. The balance of these reserves together with the legal reserve may not exceed the value of our capital stock.

Additionally, under Brazilian Corporate Law, we may establish a contingency reserve as a portion of our net income, which may be allocated for an anticipated loss that our shareholders deem probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or (ii) charged off in the event that the anticipated loss occurs.

We determine our calculation of net income and allocations to reserves for any fiscal year on the basis of financial statements prepared in accordance with Brazilian GAAP. On the other hand, our consolidated financial statements included in this annual report have been prepared in accordance with IFRS and, although our allocations to reserves and dividends will be reflected in these consolidated financial statements, you will be unable to calculate those allocations or required dividend amounts from our consolidated financial statements. Our consolidated statement of changes in stockholders’ equity presents the amount of dividends and interest on stockholders’ equity distributed in each of the years ended December 31, 2012 and 2011.

Brazilian Corporate Law provides that all discretionary allocations of net income are subject to approval by our shareholders at the annual meeting.

Interest on Stockholders’ Equity

We are allowed to pay interest on stockholders’ equity as an alternative form of payment to shareholders. For tax purposes, interest on stockholders’ equity is limited to the daily average of the TJLP, as determined by the Central Bank, over the taxable year, and cannot exceed the greater of (i) 50% of adjusted net income for the period in respect of which the payment is made; and (ii) 50% of the sum of retained earnings and profit reserves. Any payment of interest on stockholders’ equity to holders of preferred shares, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%, or 25% if the shareholder is a resident or domiciled in a tax haven jurisdiction. The amount paid to shareholders as interest on stockholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. In such case, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the dividend of interest on stockholders’ equity, is at least equal to the mandatory dividend. See “Item 4B. Business Overview — Regulation and Supervision — Taxation — Corporate Income Tax and Social Contribution on Profits — Taxation of Profit Distribution”.

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

Any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of at least 50% of the voting shareholders with prior or future ratification of a majority of the preferred shares, voting as a class at a special meeting. This meeting, according to the Brazilian Corporate Law, would be called by publication of a notice three times, on different dates, in an official gazette and a newspaper of wide circulation in São Paulo, our principal place of business, with the first notice published at least fifteen days prior to the meeting, but would not generally require any other form of notice. In addition to the requirements of Brazilian Corporate Law , we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as thought CVM, BM&FBOVESPA, the SEC, the NYSE and the BCBA (Bolsa de Comercio de Buenos Aires).

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

•        to reduce the mandatory dividend;

•        to change our corporate purposes;

•        to transfer all of our stock to another company in order to make us a wholly-owned subsidiary of that company or vice versa (incorporação de ações);

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

In accordance with the Brazilian Corporate Law, the right to withdraw expires thirty days after publication of the minutes of the relevant shareholders’ meeting unless, in the first two bullet points above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the thirty-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to a stock redemption within ten days following the expiration of the thirty-day term mentioned above if such redemption would jeopardize our financial stability. In addition, the rights to withdrawal in the seventh and eighth bullet points above may only be exercised by holders of shares if those shares are not part of the BM&FBOVESPA Index and if less than 50% of our shares is outstanding.

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

•        minority shareholders’ shares may be redeemed if, after a tender offer, controlling shareholders increase their participation in the company’s total share capital to more than 95%;

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

Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution that controls the registration of those shares, Itaú Corretora.

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

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “Item 3.D Risk Factors — Risks Relating to the Preferred Shares and the ADSs”.

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

As described in item “10B. Memorandum and Articles of Association — Limitations on Rights to Own Securities”, individuals or legal entities domiciled outside Brazil may own our stock. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their direct investment in our shares under Law No. 4,131, dated September 3, 1962, or CMN Resolution No 2,689, dated January 26, 2000.

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

Registration under Resolution No. 2,689 affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws. See “Item 10E. Taxation — Brazilian Tax Considerations” for more information.

Under Resolution No. 2,689, non-resident investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-resident investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil. Under Resolution No. 2,689, a non-resident investor must:

•	appoint at least one representative in Brazil with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter’s Regulatory Instructions No. 1,183, dated August 19, 2011 and 1,042, dated June 10, 2010. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition by holders of our preferred shares (who are registered with the Central Bank as U.S. dollar investors) or of ADSs, both not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”).

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

Tax on Foreign Exchange on Financial Transactions

Pursuant to Decree No. 6,306/07, and further amendments, IOF/FX may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF/FX rates are set by the Brazilian executive branch, and the highest applicable rate is 25.0% (See “Item 4B. Business Overview — Regulation and Supervision — Taxation”).

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special rules under U.S. federal income tax laws, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the United States, U.S. Holders who hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders who mark their securities to market for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of our stock or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any state, local or non-U.S. tax laws or any U.S. federal estate, gift or alternative minimum tax considerations.

This discussion is based on the Code, the Treasury Regulations promulgated thereunder and administrative and judicial pronouncements, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion also assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Considerations” below.

Treatment of ADSs

A U.S. Holder of ADSs generally will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our preferred shares held by the depositary that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of our preferred shares in exchange for ADSs generally will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes.

Distributions

A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “—Brazilian Tax Considerations – Taxation of Interest on Net Equity,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The U.S. dollar value of any distribution on our preferred shares made in Brazilian reais generally should be calculated by reference to the exchange rate between the U.S. dollar and the Brazilian real in effect on the date of receipt of such distribution by the U.S. Holder (or the depositary, in the case of ADSs), regardless of whether the reais so received are in fact converted into U.S. dollars. If the reais so received are converted into U.S. dollars on the date of receipt, the U.S. Holder of the relevant preferred shares or ADSs generally should not recognize foreign currency gain or loss on such conversion. If the reais so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is readily tradable on an established securities market in the United States generally qualify for a 20% reduced maximum tax rate (and potentially additional tax discussed below under “Medicare Tax”) so long as certain holding period and other requirements are met. Since the ADSs will be listed on the NYSE, unless we are treated as a PFIC with respect to a U.S. Holder, dividends received by such a U.S. Holder in respect of the ADSs should qualify for the reduced rate. Based on existing guidance, it is not entirely clear whether dividends received by such a U.S. Holder of our preferred shares in respect of such shares will qualify for the reduced rate, because our preferred shares are not themselves listed on a United States exchange. Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Sale, Exchange or Other Disposition of Preferred Shares or ADSs

Upon a sale, exchange or other disposition of our preferred shares or ADSs, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. Such gain or loss generally will be long-term capital gain or loss if such U.S. Holder held such preferred shares or ADSs for more than one year at the time of disposition. Certain non-corporate U.S. Holders are entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

A U.S. Holder that receives Brazilian reais from the sale, exchange or other disposition of our preferred shares generally will realize an amount equal to the U.S. dollar value of such reais on the settlement date of such sale, exchange or other disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our preferred shares are treated as being “traded on an established securities market” or (ii) such settlement date is also the date of such sale, exchange or other disposition. If the reais so received are converted into U.S. dollars on the settlement date, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the reais so received are not converted into U.S. dollars on the settlement date, such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving reais from the sale, exchange or other disposition of our preferred shares in cases not described in the first sentence of this paragraph.

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including distributions of interest on stockholders’ equity as described above under “— Brazilian Tax Considerations — Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

If we are treated as a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, any gain realized on a sale or other taxable disposition of such preferred shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the prior three-year period, or if shorter, the holding period for such preferred shares or ADSs) will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period for such preferred shares or ADSs, (ii) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at such U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

We do not expect to provide information that would allow U.S. Holders to avoid the foregoing consequences by making a “qualified electing fund” election.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (“Subsidiary PFICs”), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in any such Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, any such Subsidiary PFIC or (ii) such U.S. Holder disposes of all or part of our preferred shares or ADSs.

A U.S. holder of stock in a PFIC (but possibly not a Subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e., “regularly traded” on a “qualified exchange or other market”). Under applicable Treasury regulations, a “qualified exchange or other market” includes (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission or the national market system established under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in applicable Treasury regulations. The NYSE constitutes a qualified exchange or other market. Although the IRS has not addressed whether the BM&FBOVESPA meets the requirements to be treated as a qualified exchange or other market, we believe that the BM&FBOVESPA should be so treated. PFIC stock traded on a qualified exchange or other market is regularly traded on such exchange or other market for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year.

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

Medicare Tax

Beginning in 2013, in addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of distributions with respect to and net gain from the disposition of a preferred share or ADS.

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

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury Department guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our preferred shares or ADSs if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses

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

Starting with 2008, we implemented cash flow hedge strategies to hedge the variability of future cash flows of interest payments and utilize DI Futures contracts -traded on BM&FBovespa with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Our cash flow hedge strategies consist of hedging the exposure to the variability of cash flows of interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

Itaú Unibanco Holding has applied cash flow hedge strategies as follows:

•	Time deposits and repurchase agreements: hedge the variability of cash flows of interest payments resulting from changes in the CDI interest rate.

•	Redeemable preferred shares: hedge the variability of cash flows of interest payments resulting from changes in the LIBOR interest rate.

•	Subordinated certificates of deposit (CDB): hedge the variability of cash flows of interest payments resulting from changes in the CDI interest rate.

The carrying amounts as of December 31, 2012 of time deposits and repurchase agreements, redeemable preferred shares and subordinated certificates of deposit was R$50,193 million and the notional amount of the related derivatives was R$50,057 million. These cash flow hedge strategies will mature between 2013 and 2017.

In addition, in 2011 we implemented a hedging strategy for our net investments in foreign operations consisting of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, upon translation to the functional currency of the head office. In connection with our hedging strategy for net investments in foreign operations, we designed DI Futures contracts traded on BM&FBovespa, and forward contracts or non-deliverable forward contracts entered into by our subsidiaries abroad.

The carrying amount as of December 31, 2012 of investments in foreign operations was R$5,156 million and the notional amount of the related derivatives was R$8,593 million. The notional amount of the derivatives includes the overhedge rate of 40% regarding taxes. This hedging strategy has no stated maturity except at time of sale of the investments abroad.

In 2012 we implemented a hedging strategy against market risk consisting of hedging the exposure to variation in market risk related to receipt of interest, resulting from changes in interest rates related to recognized assets. We hedged mortgage notes portfolios in Chile in the amount of R$470 million, which gave rise to an adjustment to market value of R$(4) million which represents the effective hedge portion recognized in income.

The notional amount as of December 31, 2012 of the interest rate swap contracts used to hedge strategy against market risk was R$470 million, which gave rise to an adjustment to market value of R$4 million. The interest rate swaps have maturities between 2020 and 2027.

The fair value of the derivatives used for our hedging strategies our included in note 8 of our consolidated financial statements included in Item 18.

Market Risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments, while aiming to optimize the risk-return ratio through an adequate limits structure, effective risk management models and related management tools.

Our market risk control framework covers all financial instruments contained in all portfolios of the companies under our control. In this respect, Itaú Unibanco Holding’s policies and general market risk management framework are consistent with the principles of CMN Resolution No. 3,464, of June 26, 2007, and subsequent amendments. These principles guide our approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Holding group.

Itaú Unibanco Holding’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	The market risk profile of the portfolio; and

•	Expertise within the group to support operations in specific markets.

Itaú Unibanco Holding’s market risk management framework is subject to the governance and hierarchy of committees, with specific limits and established authorities. These range from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. They help ensure the effectiveness and coverage of control. Limits are calibrated based on projections of future balance sheet data, stockholders’ equity available to support trading activities, and the risk profile of each organizational entity (defined in terms of risk measurement as used within the risk management process). Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant board and management committees.

The structure of limits and alerts follows the guidelines of our board of directors. These are approved by the Superior Risk Policies Committee (CSRisc), after endorsement by the Superior Institutional Treasury Committee (CSTI). This structure is reviewed at least annually.

Key principles underlying market risk control are as follows:

•	All market risk taken should be in line with Itaú Unibanco Holding’s risk-return objectives;

•	Through disciplined dialogue, senior management is to be kept informed of the overall market risk profile and its evolution through time;

•	There should be transparency as to how the business works to optimize its results;

•	The market risk control structure should provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives, and

•	Concentration risks should be avoided.

Itaú Unibanco Holding uses proprietary systems to measure consolidated market risk. These systems have controlled access, high availability, large data storage capacity, capability for data recovery, and the infrastructure to ensure business continuity in case of contingency (disaster recovery). We monitor market developments and emerging regulatory requirements on an ongoing basis, to ensure Itaú Unibanco remains current.

Market risk control is managed by a group that is independent from the “risk origination” business units, and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to responsible individuals and units, according to established governance requirements, and monitoring the necessary actions to readjust the position and/or level of risk. For this purpose, there is a structured process of communication and information flow, which provides information to the Superior Committees and ensures compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Itaú Unibanco Holding hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors (e.g., prices) and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco Holding.

Our market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with criteria established by Basel II and by Circular No. 3,354, of June 27, 2007 and CMN Resolution No. 3,464.

The trading portfolio consists of transactions (including derivatives) held with intent to trade in the short term, to benefit from arbitrage opportunities, or to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

The banking portfolio is composed of transactions that are not classified in the trading portfolio. Treasury transactions in the banking portfolio are executed in conjunction with active management of financial risks inherent in our overall balance sheet, and are held without intent to trade in the short term. The banking portfolio may include derivatives.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco Holding are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations, including:

o	Fixed income interest rates denominated in reais; and

o	An interest rate index linked to interest rates;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);

•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;

•	Equities: the risk of losses from transactions subject to equity price variations; and

•	Commodities: the risk of losses from transactions subject to commodity price variations.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the expected potential economic loss in normal market conditions, considering a defined holding period and confidence level;

•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives portfolios, of various risk factors in extreme market situations (based on prospective scenarios);

•	Stop Loss Alerts: an additional stress scenario where cumulative losses are added to the potential maximum loss in bullish and bearish scenarios;

•	Concentration: cumulative exposure of certain assets or risk factors calculated at market value (“MtM - Mark to Market”).

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1.0 annual basis point change is applied to current interest rates or index rates and 1 percentage point is applied to share prices and currencies;

•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time; and

•	Stop Loss: maximum loss that a portfolio classified in the trading book is authorized to reach.

VaR – Consolidated Itaú Unibanco Holding

The internal VaR model used by Itaú Unibanco Holding considers a one-day holding period and a 99.0% confidence level. Volatilities and correlations are estimated based on a “volatility weighting” methodology that confers higher weight to the most recent information.

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco Holding, and its subsidiaries abroad (Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. - Corporación Financiera), showing where there are higher concentrations of market risk.

Itaú Unibanco Holding on a consolidated basis, maintained its conservative management and portfolio diversification in keeping its policy of operating within lower limits in relation to its capital.

In order to improve the quality of quantitative market risk information, beginning in June 2012, Itaú Unibanco Holding changed the composition of the risk factors presented in the following VaR tables, reclassifying and combining certain risks between risk factors. Itaú Unibanco Holding’s total market risk exposure, expressed by total Global VaR, was not impacted by these reclassifications. Prior year figures have been restated, so the figures presented for both current and previous years reflect the revised risk factors, facilitating comparison.

In 2012, our average global VaR was R$289.7 million or 0.38% of our consolidated stockholders’ equity, as of December 31, 2012, compared to R$142.0 million in 2011, or 0.19% of our consolidated stockholders’ equity, as of December 31, 2011. The higher average global VaR in 2012 was primarily the result of the volatility of financial markets related to the changes to the SELIC interest rate and interest on savings accounts, as well as related fluctuations in interest rate structure in the futures market, most of which occurred in the second and fourth quarters of 2012.

Global VaR

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian interest rate(1)	348.7	191.2	71.8	427.6
Other Interest rate	11.4	20.4	7.3	49.6
FX rate	8.8	25.7	4.6	53.9
Brazilian inflation indexes	51.2	110.3	14.8	325.0
Equities and commodities	16.8	24.2	13.6	43.5
Banco Itaú BBA International	1.1	1.7	0.7	5.1
Banco Itaú Argentina	5.5	3.0	1.7	5.6
Banco Itaú Chile	4.4	5.5	3.2	9.6
Banco Itaú Uruguay	2.0	1.7	0.3	3.4
Banco Itaú Paraguay	1.0	0.4	0.2	1.4
Itaú BBA Colombia	0.0	0.0	0.0	0.0
Diversification effect(2)	(77.1)
Total	373.7	289.7	118.0	601.4

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

Global VaR

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian Interest rate(1)	104.8	100.9	24.6	222.6
Other Interest rate	23.6	29.5	12.6	59.0
FX rate	18.0	19.1	5.2	38.8
Brazilian Inflation Indexes	21.1	17.7	2.5	41.6
Equities and Commodities	25.2	36.9	17.4	57.1
Banco Itaú BBA International	1.5	2.9	0.4	6.5
Banco Itaú Argentina	3.7	4.0	1.6	9.4
Banco Itaú Chile	5.3	5.3	1.9	10.3
Banco Itaú Uruguay	0.7	0.5	0.2	1.1
Banco Itaú Paraguay	0.2	0.6	0.2	1.7
Itaú BBA Colombia
Diversification effect(2)	(53.4)
Total	150.9	142.0	74.0	278.5

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

VaR – Institutional Treasury

The Institutional Treasury maintains its risk management segregated in the Banking and Trading Desks.

Banking Desk

The Banking Desk, which has a portfolio composed of commercial transactions and related financial instruments, increased the Total VaR of its portfolio in 2012, as compared to 2011. The average VaR of the Banking Desk portfolio was R$242.5 million in 2012, compared to R$83.4 million in 2011. The increase in the average VaR of the Banking Desk in 2012 was due to an increase in volatility and in our positions in the Brazilian interest rate risk factor group.

VaR of Banking Portfolio

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian interest rate(1)	342.6	173.1	54.9	391.0
Other interest rate	11.4	17.1	6.3	42.3
FX rate	2.0	3.1	0.0	17.4
Brazilian inflation indexes	44.5	102.2	15.4	308.4
Equities and commodities	3.6	3.9	2.5	6.7
Diversification effect(2)	(59.5)
Total	344.6	242.5	62.4	508.5

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

VaR of Banking Portfolio

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian interest rate(1)	95.2	88.2	22.7	193.0
Other interest rate	23.6	24.9	8.6	46.3
FX rate	4.7	2.1	0.0	14.9
Brazilian inflation indexes	17.9	11.7	2.4	33.8
Equities and commodities	5.2	5.5	2.7	10.6
Diversification effect(2)	(49.2)
Total	97.5	83.4	31.1	171.5

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

Trading Desk

The Trading Desk takes positions aiming to optimize risk-weighted results. Effective market risk control enabled Itaú Unibanco Holding to manage efficiently market changes, as well as maintain ongoing improvement of diversification and sophistication of its transactions. The Trading Desk seeks the best domestic and foreign market opportunities, within the pre-established limits, and strives to create a well-diversified risk exposure.

The average VaR of the Trading Desk was R$54.3 million in 2012, compared to R$69.1 million in 2011.

VaR of Trading Portfolio

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian interest rate(1)	25.2	38.3	12.8	95.4
Other interest rate	6.4	10.7	4.2	27.2
FX rate	9.9	25.1	4.9	55.6
Brazilian inflation indexes	7.1	9.4	1.8	22.2
Equities and commodities	14.8	23.3	13.8	41.5
Diversification effect(2)	(38.6)
Total	24.7	54.3	21.3	112.3

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

VaR of Trading Portfolio

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor Group
Brazilian interest rate(1)	18.4	31.2	9.5	79.0
Other interest rate	7.5	11.5	5.5	27.1
FX rate	22.0	20.9	7.7	37.8
Brazilian inflation indexes	4.7	6.9	0.9	24.5
Equities and commodities	24.0	7.5	1.5	15.1
Diversification effect(2)	(22.6)
Total	53.9	69.1	38.4	125.0

(1)	Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.
(2)	Reduction of risk due to the combination of all risk factors.

VaR – Foreign Units

Itaú Unibanco Holding’s foreign units are financial institutions based in different countries that operate with local treasuries, with market risk exposures monitored by local risk control groups.These treasury and risk control groups report to equivalent structures of Itaú Unibanco Holding. These foreign units are Banco Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia. Our Colombian operations were recently authorized by local authorities and are expected to gradually grow throughout 2013.

In 2012, the average VaR of Banco Itaú BBA International was R$1.7 million, compared to R$2.9 million in 2011.

VaR of Banco Itaú BBA International

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
EURIBOR	0.4	0.4	0.1	2.6
LIBOR	0.4	0.6	0.3	1.1
FX rate	0.2	0.7	0.1	4.5
Equities	0.1	0.1	0.0	0.3
Other	0.5	0.2	0.0	0.6
Diversification effect(1)	(0.4)
Total	1.1	1.7	0.7	5.1

(1)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú BBA International

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
EURIBOR	0.1	0.6	0.1	2.6
LIBOR	0.7	0.7	0.3	1.5
FX rate	0.6	1.7	0.2	5.6
Equities	0.0	0.0	0.0	0.0
Other	0.3	0.1	0.0	0.5
Diversification effect(1)	(0.2)
Total	1.5	2.9	0.4	6.5

(1)	Reduction of risk due to the combination of all risk factors.

In 2012, the average VaR of Banco Itaú Argentina was R$3.0 million, compared to R$4.0 million in 2011.

VaR of Banco Itaú Argentina

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Argentine peso)	3.8	2.6	1.3	4.8
Badlar(1)	0.1	0.5	0.1	1.9
Inflation index linked interest rate	0.0	0.0	0.0	0.0
FX + interest rate – Dollar	4.2	2.7	1.1	5.5
FX + interest rate – Euro	0.4	0.1	0.0	1.0
Diversification effect(2)	(2.9)
Total	5.5	3.0	1.7	5.6

(1)          Badlar is the average rate offered by commercial banks based on a survey by Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

(2)          Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Argentina

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Argentine peso)	2.9	4.2	1.8	10.0
Badlar(1)	2.0	0.7	0.1	2.1
Inflation index linked interest rate	0.0	0.0	0.0	0.2
FX + interest rate – Dollar	3.8	1.8	0.3	7.3
FX + interest rate – Euro	0.2	0.2	0.0	1.1
Diversification effect(2)	(5.2)
Total	3.7	4.0	1.6	9.4

(1)          Badlar is the average rate offered by commercial banks based on a survey by Central Bank of Argentina for time deposits over 1 million pesos with a maturity of 30 to 35 days.

(2)          Reduction of risk due to the combination of all risk factors.

In 2012, the average VaR of Banco Itaú Chile was R$5.5 million, compared to R$5.3 million in 2011.

VaR of Banco Itaú Chile

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Chilean peso)	1.4	0.9	0.3	2.0
Inflation index linked interest rate	4.1	5.2	3.1	8.5
FX + interest rate – Dollar	0.7	0.8	0.1	2.1
FX rate - Other currencies	0.0	0.0	0.0	0.0
Diversification effect(1)	(1.8)
Total	4.4	5.5	3.2	9.6

(1)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Chile

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Chilean peso)	0.8	1.5	0.5	2.8
Inflation index linked interest rate	4.3	4.4	1.6	8.5
FX + interest rate – Dollar	1.9	0.9	0.3	2.1
FX rate - Other currencies	0.0	0.0	0.0	0.0
Diversification effect(1)	(1.8)
Total	5.3	5.3	1.9	10.3

(1)	Reduction of risk due to the combination of all risk factors.

In 2012, the average VaR of Banco Itaú Uruguay was R$1.7 million, compared to R$0.5 million in 2011.

VaR of Banco Itaú Uruguay

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Uruguayan peso)	0.7	0.5	0.0	1.4
Inflation index linked interest rate	0.4	0.8	0.4	2.2
Dollar linked interest rate	1.8	1.4	0.1	3.6
FX rate	0.1	0.1	0.0	0.4
Diversification effect(1)	(1.0)
Total	2.0	1.7	0.3	3.4

(1)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Uruguay

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (Uruguayan peso)	0.1	0.0	0.0	0.1
Inflation index linked interest rate	0.7	0.4	0.1	1.0
Dollar linked interest rate	0.1	0.3	0.1	0.7
FX rate	0.0	0.2	0.0	0.6
Diversification effect(1)	(0.2)
Total	0.7	0.5	0.2	1.1

(1)	Reduction of risk due to the combination of all risk factors.

In 2012, the average VaR of Banco Itaú Paraguay was R$0.4 million, compared to R$0.6 million in 2011.

VaR of Banco Itaú Paraguay

2012

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (guarani)	1.0	0.3	0.0	1.3
Dollar linked interest rate	0.1	0.2	0.1	0.3
FX rate	0.0	0.1	0.0	0.3
Diversification effect(1)	(0.1)
Total	1.0	0.4	0.2	1.4

(1)	Reduction of risk due to the combination of all risk factors.

VaR of Banco Itaú Paraguay

2011

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed income interest rate (guarani)	0.0	0.5	0.0	1.7
Dollar linked interest rate	0.2	0.2	0.1	0.5
FX rate	0.0	0.0	0.0	0.3
Diversification effect(1)	(0.1)
Total	0.2	0.6	0.2	1.7

(1)	Reduction of risk due to the combination of all risk factors.

Backtesting

The effectiveness of the Value at Risk model is validated on a daily basis by the use of backtesting techniques that compare actual daily results with the pre-established VaR. The number of violations with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on December 31, 2012). Starting in 2012, the backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.” The ranges are divided into:

•	GREEN (0 to 4 violations): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;

•	YELLOW (5 to 9 violations): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring; and

•	RED (10 or more violations): demonstrate the need for improvement action.

In order to illustrate the reliability of risk measures generated from the models used by Itaú Unibanco Holding, we present below the backtesting graphs of (i) the global exposure of the Banking Desk portfolio; (ii) the fixed income interest rate risk factor of the Banking Desk portfolio (the most significant risk factor for the Banking Desk portfolio); and (iii) the total Trading Desk portfolio. These analyses are performed for the last 250 business days (ending on December 31, 2012) and consist of a comprehensive analysis and review of positions of both portfolios.

International units are excluded from the backtesting results presented below, due to the limited materiality of their VaR amounts.

The graphs show the adequacy level of the market risk models used by Itaú Unibanco Holding, presenting the risk (absolute value) x return pairs for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate violations to the estimated risk.

For the global exposure of the Banking Desk portfolio, financial losses exceeded the VaR estimated by the model on two days in the period, placing the tested portfolio result in the range GREEN.

For the fixed income interest rate risk factor of the Banking Desk portfolio, financial losses exceeded the VaR estimated by the model on two days in the period, placing the tested portfolio in the range GREEN.

For the global exposure of the Trading Desk portfolio, actual financial losses never exceeded the VaR estimated by the model, placing the tested portfolio in the range GREEN.

ITEM 12       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.       Debt Securities

Not applicable.

12B.       Warrants and Rights

Not applicable.

12C.       Other Securities

Not applicable.

12D.       American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. Since 2005 each ADS represents one preferred share, issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of  April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time.1 The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Reimbursement of Fees Incurred in 2012

In 2012, the Company received from the depositary US$12.0 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage costs and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and meetings with investment analysts and investors), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15       CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (“CEO”), and our chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2012. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2012, Itaú Unibanco Holding’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Itaú Unibanco Holding and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing on page F-2 of this Form 20-F.

(c) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 26, 2013, on the effectiveness of our internal control over financial reporting as of December 31, 2012, see “Item 18. Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2012 have not materially affected, or are not reasonably likely to materially affect, our internal controls over financial reporting.

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

16B.        Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including directors, principal executive officers, principal financial officers, principal controllers, other officers and certain third parties, such as suppliers, who have relationship with us. Our board of directors approved our current code of ethics on March 28, 2013. The full text of our Code of Ethics is published on our website, at the following address: http://ww13.itau.com.br/Portalri/HTML/ing/download/Codigo_Etica_2013.pdf.

16C.       Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012, 2011 and 2010. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2012, 2011 and 2010, and breaks down these amounts by category of service in thousands of reais:

	Total Fees
	(in thousands of R$)
	2012	2011	2010
Audit Fees	37,191	37,834	41,614
Audit-Related Fees (1)	3,330	2,583	2,448
Tax Fees	64	181	74
All Other Fees (1)	1,491	936	367
Total	42,075	41,534	44,503

(1) For years ended December 31, 2011 and 2010, R$ 94 thousands and R$ 81 thousands, respectively, related to assurance services on the Greenhouse Gas Emissions controls and policies were reclassified from All Other Fees to Audit-Related Fees.

Audit Fees

Audit fees in 2012, 2011 and 2010 substantially refer to the audit of our annual consolidated financial statements, for the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings and audit of internal controls in connection with the Sarbanes-Oxley Act.

Audit-Related Fees

Audit-related fees in 2012, 2011, and 2010 refer to services provided in connection with the preparation of accounting appraisal reports, assistance related to the preparation of documents to be sent to local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with Greenhouse Gas Emissions controls and policies, due diligence activities and assurance of special purpose reports.

Tax Fees

Tax fees in 2012, 2011 and 2010 were related to tax compliance, tax consulting and other consulting services.

All Other Fees

Other fees paid in 2012, 2011 and 2010 included internet safety testing, evaluation of business continuity management, consultancy for new projects, use of electronic databases, technical materials, training, assistance in operations analysis and the compliance project Global Investment Performance Standards – GIPS.

Pre-Approval Policies and Procedures

Among the audit committee’s responsibilities is the approval, on an annual basis, of policies and procedures regarding non-audit services that (i) can be provided by our external auditors, as well as the list of those services which are pre-approved, (ii) cannot be provided by our external auditors, due to the fact that such services could affect the independence of the external auditors, and (iii) need to be previously approved by the audit committee. We enhanced our corporate governance ensuring its alignment with the Sarbanes-Oxley Act requirements.

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

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.” For more information, see “Item 6C. Board Practices — Statutory Bodies — Audit Committee”.

Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. Only one of the six members of our audit committee is also member of our board of directors. In addition, under Brazilian law, the function of hiring independent auditors is a power reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act for the purpose of the appointment of our independent auditors.

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

16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share (2)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/31/2012	-	-	-	56,700,000
02/01 to 02/29/2012	-	-	-	56,700,000
03/01 to 03/30/2012	-	-	-	56,700,000
04/02 to 04/30/2012	-	-	-	56,700,000
05/02 to 05/31/2012	3,500,000	28.30	3,500,000	53,200,000
01/06 to 29/06/2012	-	-	3,500,000	53,200,000
07/02 to 07/31/2012	-	-	3,500,000	53,200,000
08/01 to 08/31/2012	-	-	3,500,000	53,200,000
09/03 to 09/29/2012	-	-	3,500,000	53,200,000
10/01 to 10/31/2012	800,000	29.11	4,300,000	52,400,000
11/01 to 11/30/2012	-	-	4,300,000	86,300,000
12/03 to 12/31/2012	-	-	4,300,000	86,300,000

(1) On October 31, 2011 our board of directors approved the purchase of up to 56,700,000 of our preferred shares, ending on November 5, 2012.

On October 22, 2012 our board of directors approved the purchase of up to 86,300,000 of our preferred shares, ending on November 4, 2013.

(2) Includes brokerage costs.

16F.      Change in Registrant’s Certifying Accountant

Not applicable.

16G.      Corporate Governance

Principal Differences Between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than those applied to U.S. listed companies. Under the NYSE rules, we are only required to: (i) have an audit committee or audit board that meets certain requirements, as discussed below; (ii) provide certification by our chief executive officer to the NYSE each year that he is not aware of any violation by the company of NYSE corporate governance listing standards; (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of our committees subject to Section 303A of the NYSE rules; and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.

Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements relating to professional qualifications and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s officers and directors and our directors meet the qualification requirements of Brazilian Corporate Law, the Central Bank and the CVM. Our corporate governance policy discloses the criteria used by our board of directors to determine if a director is independent. According to those criteria, four of our directors are considered independent: Nildemar Secches, Israel Vainboim, Gustavo Jorge Laboissiere Loyola and Pedro Luiz Bodin de Moraes. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Four of our directors, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alfredo Egydio Setubal and Ricardo Villela Marino, are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family. The families are owners of IUPAR, the controlling shareholder for Itaú Unibanco Holding.

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without the presence of management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Our president Roberto Setubal, our executive vice presidents Alfredo Egydio Setubal and Candido Botelho Bracher and the executive officer of Itaú Unibanco, Ricardo Villela Marino, are members of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors do not typically meet in executive sessions. Our board of directors consists of eight non-management directors.

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

We are not required under applicable Brazilian Corporate Law to have a nominating committee or a corporate governance committee. However, we have an appointment and corporate governance committee responsible for matters relating to our governance, including corporate governance guidelines, guidelines for selection and appointment of members of the board of directors and guidelines for evaluation of the board of directors.

We are required under Resolution No. 3,921 to establish a compensation committee pursuant to certain requirements. Our compensation committee is responsible for all matters regarding compensation of the members of the management and employees of the Itaú Unibanco Group. Under Brazilian law our compensation committee is not required to be comprised solely of independent directors.

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

Brazilian banking law (CMN Resolution No. 3,198) requires us to have an audit committee of at least three members, and Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and CMN Resolution No. 3,198, the fiscal council members are elected at the annual shareholders’ meeting and the audit committee is elected by the board of directors among its members and independent members, one of which must be a financial expert, provided that, according to our bylaws, its chairman must be also a member of our board of directors.

The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements for each fiscal year and provide a formal report to our shareholders. We have a fiscal council that is currently composed of three members and three alternates.

According to the SEC, foreign private issuers are exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act. Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. In addition, under Brazilian law, the authority to hire independent auditors is reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the appointment of our independent auditors. Our audit committee is currently composed of five members, one of whom is also member of our board of directors.

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

In addition, we have adopted (i) the Policy of Material Information Disclosure, which deals with the public disclosure of all relevant information as per CVM Rule No. 358, of January 3, 2002, as amended, guidelines; and (ii) the Policy on Trading of Securities, which restricts the trading in securities during certain periods and requires management to publicly announce all transactions relating to our securities, and which was an optional device included in the CVM Rule No. 358. Going beyond the requirements of applicable Brazilian law, in July 2002 we created the disclosure and trading committees, which were unified in the disclosure and trading committee in April 2006.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a code of ethics in 2000 which regulated the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information. In 2004, we included a supplement to our code of ethics in order to comply with the requirements of Sarbanes-Oxley and the NYSE rules. In October 2005, we announced our newly and updated code of ethics, and this code was reviewed in February 2010 in connection with the Association. In February 2013, we adopted a revised code of ethics in order to update and consolidate our guiding principles. The new document is available at http://ww13.itau.com.br/Portalri/HTML/ing/download/Codigo_Etica_2013.pdf.

Internal Audit

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing directorate has the independence from management to conduct methodologically structured examinations, analyses, surveys and fact-finding to evaluate the integrity, adequacy, effectiveness and efficiency of the information systems processes and internal controls related to our risk management. The directorate is subordinated to the presidency of our board of directors and its activities are supervised by the audit committee. In carrying out its duties, the internal auditing directorate has access to all documents, records, systems, locations and people involved with the activities under review.

Sarbanes-Oxley Act

We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Although the maintenance of such controls and procedures is required by the Sarbanes-Oxley Act, financial information prepared in accordance with Brazilian GAAP is not subject to such Act.

16H.      Mine Safety Disclosure

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18       FINANCIAL STATEMENTS

The following financial statements, together with the report of the independent registered public accounting firm, are filed as part of this annual report:

Consolidated Financial Statements

235

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.

Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management has concluded that as of December 31, 2012 the company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/ Caio Ibrahim David
Roberto Egydio Setubal	Caio Ibrahim David
Chief Executive Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 29, 2013

F.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/

PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil

April 26, 2013

F.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

ASSETS	NOTE	12/31/2012	12/31/2011
Cash and deposits on demand	4	13,967	10,668
Central Bank compulsory deposits	5	63,701	98,053
Interbank deposits	6	23,826	27,821
Securities purchased under agreements to resell	6	162,737	92,248
Financial assets held for trading	7a	145,516	121,889
Pledged as collateral		2,348	12,142
Other		143,168	109,747
Financial assets designated at fair value through profit or loss	7b	220	186
Derivatives	8 and 9	11,597	8,754
Available-for-sale financial assets	10	90,869	47,510
Pledged as collateral		25,929	8,455
Other		64,940	39,055
Held-to-maturity financial assets	11	3,202	3,105
Pledged as collateral		120	230
Other		3,082	2,875
Loan operations and lease operations portfolio, net	12	341,271	322,391
Loan operations and lease operations portfolio		366,984	346,264
(-) Allowance for loan and lease losses		(25,713)	(23,873)
Other financial assets	20a	44,492	40,254
Investments in unconsolidated companies	13	3,005	2,544
Fixed assets, net	15	5,628	5,358
Intangible assets, net	16	4,671	3,825
Tax assets		32,412	26,088
Income tax and social contribution - current		3,198	2,857
Income tax and social contribution - deferred	27b	28,381	22,745
Other		833	486
Assets held for sale	36	117	85
Other assets	20a	9,923	7,357
TOTAL ASSETS		957,154	818,136

The accompanying notes are an integral part of these consolidated financial statements.

F.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	12/31/2012	12/31/2011
Deposits	17	243,200	242,636
Securities sold under repurchase agreements	19a	267,405	185,413
Financial liabilities held for trading	18	642	2,815
Derivatives	8 and 9	11,069	6,747
Interbank market debt	19a	97,073	90,498
Institutional market debt	19b	72,028	54,807
Other financial liabilities	20b	50,255	44,119
Reserves for insurance and private pension	30c lll	90,318	70,904
Liabilities for capitalization plans		2,892	2,838
Provisions	32	19,209	15,990
Tax liabilities		7,109	7,408
Income tax and social contribution - current		2,560	1,872
Income tax and social contribution - deferred	27b II	3,038	4,319
Other		1,511	1,217
Other liabilities	20b	19,956	18,625
Total liabilities		881,156	742,800
Capital	21a	45,000	45,000
Treasury shares	21a	(1,523)	(1,663)
Additional paid-in capital		888	738
Appropriated reserves	21d	22,423	24,279
Unappropriated reserves		7,379	5,561
Cumulative other comprehensive income		1,735	26
Total stockholders’ equity attributed to the owners of the parent company		75,902	73,941
Non-controlling interests		96	1,395
Total stockholders’ equity		75,998	75,336
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		957,154	818,136

The accompanying notes are an integral part of these consolidated financial statements.

F.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for earnings per share information)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Banking product		81,172	74,276	69,415
Interest and similar income	23a	96,364	97,352	77,818
Interest and similar expense	23b	(48,067)	(55,599)	(36,840)
Dividend income		323	361	326
Net gain (loss) from investment securities and derivatives	23c	1,463	1,251	2,862
Foreign exchange results and exchange variation on transactions		3,755	4,998	1,824
Banking service fees	24	18,944	19,410	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses		6,108	5,345	4,923
Income from insurance and private pension	30b III	24,748	18,179	14,239
Premium reinsurance	30b III	(1,166)	(1,010)	(602)
Change in reserves for insurance and private pension		(17,970)	(12,311)	(9,143)
Revenue from capitalization plans		496	487	429
Other income	25	2,282	1,158	1,410
Losses on loans and claims		(21,354)	(16,072)	(12,938)
Expenses for allowance for loan and lease losses	12b	(23,982)	(20,038)	(15,547)
Recovery of loans written-off as loss		4,663	5,477	4,195
Expenses for claims		(3,320)	(2,446)	(2,301)
Recovery of claims under reinsurance		1,285	935	715
Operating margin		59,818	58,204	56,477
Other operating income (expenses)		(42,402)	(39,953)	(38,447)
General and administrative expenses	26	(38,080)	(35,674)	(34,632)
Tax expenses		(4,497)	(4,166)	(4,164)
Share of profit or (loss) of unconsolidated companies	13	175	(113)	349
Income before income tax and social contribution	27	17,416	18,251	18,030
Current income tax and social contribution		(7,716)	(6,956)	(4,042)
Deferred income tax and social contribution		3,491	3,315	(1,494)
NET INCOME		13,191	14,610	12,494
Net income attributable to owners of the parent company	28	12,634	13,837	11,708
Net income attributable to non-controlling interests		557	773	786
EARNINGS PER SHARE - BASIC
Common		2.80	3.06	2.58
Preferred		2.80	3.06	2.58
EARNINGS PER SHARE - DILUTED	28
Common		2.79	3.05	2.57
Preferred		2.79	3.05	2.57
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	28
Common		2,289,284,300	2,289,284,275	2,289,284,273
Preferred		2,228,675,507	2,240,026,557	2,246,784,818
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	28			-
Common		2,289,284,300	2,289,284,275	2,289,284,273
Preferred		2,239,708,939	2,251,061,836	2,260,240,831

The accompanying notes are an integral part of these consolidated financial statements.

F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Net income		13,191	14,610	12,494
Available-for-sale financial assets		1,231	(226)	170
Change in fair value		2,760	39	434
(Gains)/losses transferred to income on disposal	10	(705)	(444)	(151)
Income tax effect	18	(824)	179	(113)
Cash flow hedge and hedge of net investment in foreign operation	9	(465)	(445)	(17)
Change in fair value		(778)	(735)	(28)
Income tax effect		313	290	11
Foreign exchange differences on foreign investments		530	392	(274)
Share of other comprehensive income of unconsolidated companies – Available-for-sale financial assets - (Disposal of the Banco BPI S.A.)	26	413	(189)	(166)
Change in fair value	-	-	(286)	(251)
(Gains)/losses transferred to income on disposal		626	-	-
Income tax effect		(213)	97	85
Total comprehensive income		14,900	14,142	12,207
Comprehensive income attributable to non-controlling interests		557	773	786
Comprehensive income attributable to the owners of the parent company		14,343	13,369	11,421

The accompanying notes are an integral part of these consolidated financial statements.

F.6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2012 and 2011

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,219	-	771	-	10	57,126	1,564	58,690
Transactions with owners	-	403	134	1,304	(29)	(4,484)	-	-	-	(2,672)	(673)	(3,345)
Treasury shares - Granting of stock options – exercised options	-	403	3	-	-	-	-	-	-	406	-	406
Stock option plan – expenses recognized for the year	-	-	131	-	-	-	-	-	-	131	-	131
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(206)	(206)
Dividends and interest on capital (Note 21b)	-	-	-	1,308	-	(4,484)	-	-	-	(3,176)	(714)	(3,890)
Decrease of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	247	247
Other	-	-	-	(4)	(29)	-	-	-	-	(33)	-	(33)
Total comprehensive income	-	-	-	-	-	11,708	4	(274)	(17)	11,421	786	12,207
Net income	-	-	-	-	-	11,708	-	-	-	11,708	786	12,494
Other comprehensive income for the year	-	-	-	-	-	-	4	(274)	(17)	(287)	-	(287)
Appropriations:	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	514	-	(514)	-	-	-	-	-	-
Unrealized revenue reserve	-	-	-	(358)	-	358	-	-	-	-	-	-
Statutory reserve	-	-	-	8,643	(1,575)	(7,068)	-	-	-	-	-	-
Balance at 12/31/2010	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Change in the year	-	403	134	10,103	(1,604)	-	4	(274)	(17)	8,749	113	8,862
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	(1,035)	248	1,847	-	(5,054)	-	-	-	(3,994)	(1,055)	(5,049)
Treasury shares - Granting of stock options – exercised options	-	(1,035)	248	-	-	-	-	-	-	(787)	-	(787)
Granting of stock options – exercised options	-	268	85	-	-	-	-	-	-	353	-	353
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granted options recognized	-	-	163	-	-	-	-	-	-	163	-	163
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(391)	(391)
Dividends and interest on capital (Note 21b)	-	-	-	1,847	-	(5,054)	-	-	-	(3,207)	(664)	(3,871)
Dividends/Interest on capital paid in 2011 - Year 2010 - Statutory Reserve	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	13,837	(415)	392	(445)	13,369	773	14,142
Net income	-	-	-	-	-	13,837	-	-	-	13,837	773	14,610
Other comprehensive income for the period	-	-	-	-	-	-	(415)	392	(445)	(468)	-	(468)
Appropriations:	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	594	-	(594)	-	-	-	-	-	-
Statutory reserve	-	-	-	6,242	1,947	(8,189)	-	-	-	-	-	-
Balance at 12/31/2011	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Change in the period	-	(1,035)	248	7,375	1,946	-	(415)	392	(445)	8,066	(282)	7,784
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Transactions with owners	-	140	150	(7,479)	-	(5,177)	-	-	-	(12,366)	(1,458)	(13,824)
Treasury shares - Granting of stock options	-	140	150	-	-	-	-	-	-	290	-	290
Granting of stock options – exercised options	-	262	(53)	-	-	-	-	-	-	209	-	209
Acquisition of treasury shares	-	(122)	-	-	-	-	-	-	-	(122)	-	(122)
Granted options recognized	-	-	203	-	-	-	-	-	-	203	-	203
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(141)	(141)
Dividends / Interest on capital (Note 21b)	-	-	-	(119)	-	(5,177)	-	-	-	(5,296)	(378)	(5,674)
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3c)	-	-	-	(7,360)	-	-	-	-	-	(7,360)	(939)	(8,299)
Other	-	-	-	-	(16)	-	-	-	-	(16)	(398)	(414)
Total comprehensive income	-	-	-	-	-	12,634	1,644	530	(465)	14,343	557	14,900
Net income	-	-	-	-	-	12,634	-	-	-	12,634	557	13,191
Other comprehensive income for the period	-	-	-	-	-	-	1,644	530	(465)	1,709	-	1,709
Appropriations:	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	540	-	(540)	-	-	-	-	-	-
Statutory reserve	-	-	-	5,083	1,834	(6,917)	-	-	-	-	-	-
Balance at 12/31/2012	45,000	(1,523)	888	22,423	7,379	-	2,004	648	(917)	75,902	96	75,998
Change in the period	-	140	150	(1,856)	1,818	-	1,644	530	(465)	1,961	(1,299)	662

(1) Includes Share of other comprehensive income of unconsolidated companies – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

F.7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
ADJUSTED NET INCOME		49,136	43,182	40,100
Net income		13,191	14,610	12,494
Adjustments to net income:		35,945	28,572	27,606
Granted options recognized	22d	203	163	131
Effects of changes in exchange rates on cash and cash equivalents		(1,546)	(2,168)	629
Expenses for allowance for loan and lease losses	12b	23,982	20,038	15,547
Interest and foreign exchange expense from operations with subordinated debt		4,374	4,441	2,602
Interest expense from operations with debentures		138	165	224
Change in reserves for insurance and private pension		17,970	12,311	9,143
Revenue from capitalization plans		(496)	(487)	(429)
Depreciation and amortization	15 and 16	2,190	2,168	2,143
Deferred taxes		(3,491)	(3,315)	1,494
Share of profit or (loss) of unconsolidated companies		(175)	113	(349)
(Gain) loss from available-for-sale securities	10	(705)	(444)	(151)
Interest and foreign exchange income from available-for-sale financial assets		(4,725)	(3,744)	(2,895)
Interest and foreign exchange income from held-to-maturity financial assets		(495)	(408)	(445)
(Gain) loss from sale of assets held for sale	25 and 26	(52)	(36)	(33)
(Gain) loss from sale of investments	25 and 26	(1,194)	(53)	(28)
(Gain) loss from sale of fixed assets	25 and 26	20	(43)	7
(Gain) loss from termination of operations of intangible assets		3	(44)	(56)
Impairment losses of fixed assets and intangible assets	15 and 16	7	45	20
Other		(63)	(130)	52
CHANGE IN ASSETS AND LIABILITIES (*)		(501)	(50,622)	(70,972)
(Increase) decrease in Assets		(93,875)	(107,909)	(187,938)
Interbank deposits		323	(1,354)	3,195
Securities purchased under agreements to resell		(61,519)	(23,218)	20,504
Compulsory deposits with the Central Bank of Brazil		34,525	(12,187)	(71,945)
Financial assets held for trading		(23,627)	(6,378)	(60,023)
Derivatives (assets/liabilities)		1,565	98	(1,849)
Financial assets designated at fair value		(34)	120	67
Loan operations		(39,837)	(66,850)	(66,254)
Financial assets		(4,003)	751	(14,015)
Other tax assets		994	1,377	1,302
Other assets		(2,262)	(268)	1,080
(Decrease) increase in Liabilities		93,374	57,287	116,966
Deposits		(3,056)	38,607	12,165
Deposits received under securities repurchase agreements		81,953	(14,252)	67,661
Financial liabilities held for trading		(2,173)	1,480	672
Funds from interbank markets		6,256	27,853	17,891
Other financial liabilities		5,886	3,024	14,200
Technical reserve for insurance and private pension		1,444	1,729	(202)
Liabilities for capitalization plans		550	722	771
Provisions		2,771	593	(466)
Tax liabilities		6,157	(645)	5,530
Other liabilities		229	2,185	1,852
Payment of income tax and social contribution		(6,643)	(4,009)	(3,108)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		48,635	(7,440)	(30,872)
Interest on capital/dividends received from investments in unconsolidated companies		204	70	104
Cash received from sale of available-for-sale financial assets		15,905	35,107	17,517
Cash received from redemption of held-to-maturity financial assets		397	533	286
Cash upon sale of assets held for sale		131	140	368
Cash upon sale of investments in unconsolidated companies		1,796	-	-
Disposal of investment in Unibanco Saúde Seguradora S.A.		-	-	55
Alienação do Investimento no Unibanco Rodobens Adm. De Consórcios S.A.		-	-	41
Alienação do Investimento na Cia. Hipotecária Unibanco Rodobens		-	-	12
Cash upon sale of fixed assets	15	226	190	71
Cash received from termination of contracts of intangible assets	16	22	184	146
Purchase of available-for-sale financial assets		(51,796)	(33,600)	(17,629)
Purchase of held-to-maturity financial assets		-	(60)	(582)
Purchase of investments in unconsolidated companies	13	(816)	-	-
Purchase of fixed assets	15	(1,914)	(1,903)	(1,924)
Purchase of intangible assets	16	(1,738)	(1,972)	(582)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(37,583)	(1,311)	(2,117)
Funding from institutional markets		26,494	14,246	12,953
Redemptions in institutional markets		(14,017)	(8,574)	(1,796)
Acquisition/Increase of interest of non-controlling stockholders		(141)	(391)	41
Purchase of additional interest from non-controlling stockholders – Redecard S.A.	3c	(11,752)	-	-
Granting of stock options – exercised options		209	353	406
Purchase of treasury shares		(122)	(1,303)	-
Dividends and interest on capital paid to non-controlling interests		(378)	(664)	(714)
Dividends and interest on capital paid		(5,206)	(4,588)	(4,315)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(4,913)	(921)	6,575

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 4	6,139	(9,672)	(26,414)

Cash and cash equivalents at the beginning of the period	4	38,105	45,609	72,652
Effects of changes in exchange rates on cash and cash equivalents		1,546	2,168	(629)
Cash and cash equivalents at the end of the period	4	45,790	38,105	45,609
Additional information on cash flow
Interest received		89,533	94,911	79,799
Interest paid		39,304	36,159	40,484
Non-cash transactions
Loans transferred to assets held for sale		-	4	68
Dividends and interest on capital declared and not yet paid		1,358	1,309	1,447
(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

F.8

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and 2010

(In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients are Brazilian-related or non-related customers throughout its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay and Uruguay. In 2012, we started operations in Colombia, which will gradually strengthen over 2013.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank, which offers a wide range of banking services for retail individuals (retail banking, under several areas specialized in distribution and under several brands, such as Itaú, Uniclass, and Personnalité, or high net worth clients (Private Bank) and for companies (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers financial products and services to an universe beyond account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Activities with the Market + Corporation, which manages interest income associated with capital surplus, subordinated debt surplus, and the results of certain treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets, from the management of currency interest rate gaps, fair value adjustments and other risks, from arbitrage opportunities in the foreign and domestic markets, and from the effect of marking-to-market of financial assets and liabilities (held for trading, financial assets designated at fair value and available for sale financial assets).

These consolidated financial statements were approved by the Executive Board on March 4th, 2013.

F.9

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

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

In order to improve the presentation and classification of insurance operations in the Consolidated Statement of Income, in accordance with IFRS 4, reclassifications adjustments were made in relation to insurance operations. Previously, income from insurance activities was presented in the Consolidated Statement of Income net of reinsurance held under the line item Income from Insurance and Private Pension and gross figures were presented in Note (30b III). In these financial statements this information will be presented by their gross amounts on separate line items in the Consolidated Statement of Income under the line items Income from insurance and private pension and Reinsurance premiums. Expenses for claims which previously were presented net under the line item Expenses for claims will also be presented gross of the recovery values of claims with reinsurance held under the line items  Expenses for claims and Recovery with Reinsurance Claims.

2.2.        NEW PRONOUNCEMENTS; CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Accounting pronouncements applicable as of January 01, 2012

•	Changes to IFRS 7 – “Financial Instruments: Disclosures” – in October 2010, an amendment to this pronouncement was issued requiring additional disclosure on transfers of financial assets with remaining risks. The effects of these disclosure requirements are incorporated in Note 12.

•	Amendment to IAS 12 – “Income taxes” - in December 2010 an amendment to this pronouncement was issued, which included an exception for the measurement of deferred tax assets and liabilities regarding investments in property measured at fair value. This amendment did not impact the consolidated financial statements.

F.10

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is not effective until January 1, 2014. The possible impacts arising from the adoption of this change are being analyzed.

•	IFRS 7 – “Financial Instruments: Disclosures” - in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. These requirements are not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significantly affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not effective until January 1, 2015, early adoption is permitted by IASB, but barred by the Central Bank of Brazil.

•	IAS 19 – “Employee Benefits” – this change excludes the alternative of using the “corridor” method, requires that all changes should be recorded in Cumulative other comprehensive income, and determines that the interest cost for the following year be calculated on the recognized amount in assets or liabilities. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. It provides additional guidance to assist in the determination of control where this is difficult to assess. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint Ventures”, proportionate consolidation is no longer permitted. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and special purpose entities. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. It is not effective until January 1, 2013. The possible impacts arising from the adoption this pronouncement are being analyzed.

•	Annual improvements cycle (2009-2011) – IASB makes, on an annual basis, minor changes within a number of pronouncements with the purpose of clarifying current rules and avoiding dual meaning. In this cycle, IFRS 1 – “First-time adoption of IFRS”, IAS 1 – “Presentation of financial statements”, IAS 16 – “Property, plant and equipment”, IAS 32 – “Financial instruments presentation” and IAS 34 – “Interim financial reporting” were reviewed. Changes are not effective until January 1, 2013. There will be no significant impact in the consolidated financial statements.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities” and IAS 27 – “Separate Financial Statements” – Applicable to investment entities, which invest in funds exclusively for obtaining return on capital valuation, investment income or both. It is not effective until January 1, 2014. Any possible impacts of these amendments are being assessed.

F.11

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

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

a)	Allowance for Loan and Lease Losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 25,713 (R$ 23,873 at December 31, 2011.)

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,413 (R$ 3,224 at December 31, 2011).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred Income Tax and Social Contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 35,003 (R$ 28,810 as of December 31, 2011).

F.12

c)	Fair Value of Financial Instruments, Including Derivatives

Financial instruments recorded at fair value are assets amounting to R$ 248,202 (R$ 178,339 at December 31, 2011) of which R$ 11,597 are derivatives (R$ 8,754 at December 31, 2011) and liabilities in the amount of R$ 11,711 (R$ 9,562 at December 31, 2011) of which R$ 11,069 are derivatives (R$ 6,747 at December 31, 2011). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined Benefit Pension Plan

At December 31, 2012, an amount of R$ 29 (R$ 97 at December 31, 2011) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 868.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Contingent Assets and Liabilities

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 19,209 (R$ 15,990 at December 31, 2011).

F.13

f)	Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which ITAÚ UNIBANCO HOLDING has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally correspond to ownership of more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, ITAÚ UNIBANCO HOLDING consolidates special purpose entities (SPEs), when the substance of the relationship between ITAÚ UNIBANCO HOLDING and the SPEs indicates that the SPEs are controlled by ITAÚ UNIBANCO HOLDING. The following circumstances may show evidence of control:

•	In substance, the activities of the SPEs are being conducted on behalf of ITAÚ UNIBANCO HOLDING, according to its specific business needs so that ITAÚ UNIBANCO HOLDING obtains benefits from their operations;

•	In substance, ITAÚ UNIBANCO HOLDING has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or ITAÚ UNIBANCO HOLDING has the ability to delegate such powers;

•	In substance, ITAÚ UNIBANCO HOLDING has the right to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities;

•	In substance, ITAÚ UNIBANCO HOLDING retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of the venturers.

F.14

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be either proportionate consolidation or the equity method. ITAÚ UNIBANCO HOLDING has elected to use proportionate consolidation.

The following table shows the main consolidated subsidiaries and proportionally consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2012, and December 31, 2011:

				Interest in voting capital at		Interest in total capital at
		Incorporation Country	Activity	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Consignado S.A.	(1) Note 3d	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(2)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	Note 13a	Brazil	Holding company	-	66.15%	-	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Note 3b	Brazil	Consumer finance credit	100.00%	-	100.00%	-
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(3)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.99%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.	(4)	Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Redecard S.A.	Note 3c	Brazil	Acquirer	100.00%	50.01%	100.00%	50.01%
Unibanco Participações Societárias S.A.	(5)	Brazil	Holding company	-	99.99%	-	99.99%

Joint Ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Note 3b	Brazil	Consumer finance credit	-	50.00%	-	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1) New company name of Banco Banerj S.A.;

(2) New company name of Banco Itaú Europa, S.A.;

(3) Does not include Redeemable Preferred Shares;

(4) New company name of Orbitall Serviços e Processamento de Informações Comerciais S.A.;

(5) Merged in 10/31/2012 into Unibanco Negócios Imobiliários Ltda controlled by Dibens Leasing S.A. - Arrendamento Mercantil.

Other information

The table below shows the amounts included in the consolidated balance sheets and statements of income of the jointly-controlled entities (Joint Ventures), proportionally consolidated by ITAÚ UNIBANCO HOLDING:

	12/31/2012	12/31/2011	12/31/2010
Current assets	3,336	3,869	4,303
Non-current assets	230	393	323
Total assets	3,566	4,262	4,626
Current liabilities	3,034	3,537	3,743
Non-current liabilities	17	31	46
Total liabilities	3,051	3,568	3,789
Total income	1,683	1,647	1,605
Total expense	(1,603)	(1,600)	(1,494)

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those jointly controlled entities, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento, and FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (just in 12/31/2012 - Note 3c), the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

F.15

IV -	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

F.16

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, ITAÚ UNIBANCO HOLDING defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing is made or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/losses and amount to R$ 1,109 for the period for the period January 1, to December 31, 2012 (R$ 2,186 for the period January 1 to December 31, 2011 and R$ (814) for the period January 1 to December 31, 2010).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

F.17

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

F.18

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

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

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

F.19

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

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

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 09.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

F.20

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV-	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

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

F.21

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

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

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small/Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

F.22

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

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

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months Management chose to use twelve months period as being the most representative, with those observed for portfolios of loans individually evaluated for impairment are at most 12 months, considering the review cycle for each credit.

F.23

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

F.24

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small/Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

F.25

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets.
•	Funds from institutional markets.
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

h)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term ITAÚ UNIBANCO HOLDING uses for associates under IAS 28) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for on the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the unconsolidated company.

F.26

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its unconsolidated companies are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on unconsolidated companies are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the unconsolidated company decreases, but ITAÚ UNIBANCO HOLDING retains significant influence, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

I)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended December 31, 2012, did not recognize any impairment losses related to fixed assets. (At December 31, 2011, we recognized impairment losses of R$ 15 and in the period ended December 31, 2010, did not recognize any impairment losses).

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

F.27

k)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At December 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of investment in the consolidated balance sheet under Investments in unconsolidated companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

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

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended December 31, 2012, ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 7 (R$ 30 at December 31, 2011 and R$ 20 at December 31, 2010), related to the association for the promotion and offer of financial products and services, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

F.28

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at their fair value.

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

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

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

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

12/31/2012
Income tax	15%
Additional income tax	10%
Social contribution (*)	15%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

F.29

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

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

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

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

F.30

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

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

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivates. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

F.31

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	EMPLOYEE BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,488 from January 1 to December 31, 2012 (R$ 1,429 from January 1 to December 31, 2011 and R$ 1.415 from January 1 to December 31, 2010).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under General and administrative expenses – retirement plans and post-employment benefits.

The following amounts are recognized in the consolidated income of statement:

•	the expected return on plan assets, and gains or losses corresponding to the difference between expected and effective returns;
•	actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred and include the effects of changes in actuarial assumptions;
•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	past service cost – representing the change in the present value of defined benefit obligations caused by employee services in prior periods and that affect the current period.
•	interest cost – defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit and therefore eliminates significant risks related to the obligation and to the related assets.

F.32

A gain or loss in the curtailment of the plan is the sum of two elements: (a) The recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) change in the projected benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING are recognized as an expense when due.

Other Post-Employment Benefit Obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking Service Fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

F.33

t)	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

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

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

F.34

w)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – Earnings per share.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody, and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

F.35

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

aa)	TRANSACTIONS WITH NON-CONTROLLING STOCKHOLDERS

IAS 27 – “Consolidated and Separate Financial Statements” establishes that changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

F.36

NOTE 3 - BUSINESS DEVELOPMENT

a)	BSF Holding S.A.

On April 14, 2011, Itaú Unibanco Holding S.A. entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to Itaú Unibanco Holding S.A., which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

In the first half of 2013, we will complete the final allocation of the difference between the amount paid for BSF and the interest in its net assets at fair value.

b)	FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that conclusion its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on that date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it holds in the capital of FAI for the approximate amount of R$ 83 million; and (ii) to acquire the operating right held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

In 2013 we will complete the final appropriation of the difference between the amount paid by FAI and the interest in its net assets at fair value.

F.37

c)	Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING S.A. purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 shares in October 2012; 9,893,659 shares in November 2012; and 2,322,615 shares in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,283 (including fees and brokerage).

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled Redecard’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of Redecard, are shown below:

2012

Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference (*)	3,791
Decrease in stockholders’ equity due to the purchase of Redecard’s shares	(7,360)

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34%.

d)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The association is subject to the approval of the Central Bank of Brazil.

F.38

NOTE 04 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents in this note comprises the following items:

	12/31/2012	12/31/2011
Cash and deposits on demand	13,967	10,668
Interbank deposits	14,347	18,921
Securities purchased under agreements to resell	17,476	8,516
Total	45,790	38,105

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalent are R$ 9,479 (R$ 8,900 at December 31, 2011) and R$ 145,261 (R$ 83,732 at December 31, 2011), respectively.

NOTE 05 - CENTRAL BANK COMPULSORY DEPOSITS

	12/31/2012	12/31/2011
Non-interest bearing deposits	6,448	5,730
Interest-bearing deposits	57,253	92,323
Total	63,701	98,053

NOTE 06 - INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	23,430	396	23,826	25,384	2,437	27,821
Securities purchased under agreements to resell (*)	162,558	179	162,737	92,248	-	92,248
Total	185,988	575	186,563	117,632	2,437	120,069

(*) The amounts of R$ 9,106 (R$ 7,046 at December 31, 2011) are pledged in guarantee of operations on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros the amounts of R$ 116,922 (R$ 49,701 at December 31, 2011) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

F.39

NOTE 07 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2012				12/31/2011
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	1,422	47	(1)	1,468	1,326	35	(22)	1,339
Brazilian government securities (1a)	110,999	212	(5)	111,206	93,914	184	(184)	93,914
Brazilian external debt bonds	1,250	39	(3)	1,286	868	42	-	910
Government securities – abroad (1b)	860	16	(4)	872	787	28	(13)	802
Argentina	105	5	(4)	106	226	12	(13)	225
United States	335	10	-	345	280	12	-	292
Mexico	224	1	-	225	201	4	-	205
Chile	108	-	-	108	50	-	-	50
Uruguai	33	-	-	33	27	-	-	27
Colombia	34	-	-	34	3	-	-	3
Other	21	-	-	21	-	-	-	-
Corporate securities (1c)	30,613	185	(114)	30,684	24,965	84	(125)	24,924
Shares	2,777	137	(99)	2,815	2,325	69	(97)	2,297
Securitized real estate loans	21	-	-	21	23	1	-	24
Bank deposit certificates	2,933	-	-	2,933	7,820	-	-	7,820
Debentures	4,629	8	(1)	4,636	3,525	2	(1)	3,526
Eurobonds and other	1,587	39	(14)	1,612	1,446	12	(27)	1,431
Financial credit bills	18,440	1	-	18,441	8,973	-	-	8,973
Promissory notes	20	-	-	20	290	-	-	290
Other	206	-	-	206	563	-	-	563
TOTAL	145,144	499	(127)	145,516	121,860	373	(344)	121,889

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 1,881 (R$ 12,010 at December 31, 2011), b) (R$ 84 at December 31, 2011) and c) R$ 467 (R$ 48 at December 31, 2011), totaling R$ 2,348 (R$ 12,142 at December 31, 2011).

F.40

Realized and unrealized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2011
Financial assets held for trading
Gains	4,808	2,995	1,668
Losses	(1,609)	(2,559)	(1,266)
Total	3,199	436	402

The cost/amortized cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	32,225	32,334	37,701	37,706
Non-stated maturity	4,199	4,284	3,650	3,635
Up to one year	28,026	28,050	34,051	34,071
Non-current	112,919	113,182	84,159	84,183
From one to five years	85,418	85,581	72,064	72,088
From five to ten years	17,878	17,934	8,570	8,550
After ten years	9,623	9,667	3,525	3,545
TOTAL	145,144	145,516	121,860	121,889

Financial assets held for trading include assets with a fair value of R$ 75,146 (R$ 57,734 at December 31, 2011) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

F.41

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2012
	Cost/
	Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	217	3	-	220

	12/31/2011
	Cost/
	amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	182	4	-	186

Realized and unrealized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Designated at fair value through profit or loss
Gain	17	20	-
Losses	-	-	(1)
Total	17	20	(1)

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Non-current	217	220	182	186
After ten years	217	220	182	186

F.42

NOTE 08 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

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

Forwards - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

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

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 4,895 (R$ 8,225 at 12/31/2011) and was basically comprised of government securities.

F.43

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains /(Losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Futures contracts	537,449	46	(69)	(23)
Purchase commitments	349,872	47	-	47
Foreign currency	15,013	29	-	29
Interbank market	289,816	11	-	11
Indices	38,012	6	-	6
Securities	6,731	-	-	-
Commodities	294	1	-	1
Other	6	-	-	-
Commitments to sell	187,577	(1)	(69)	(70)
Foreign currency	58,848	2	(68)	(66)
Interbank market	107,854	(5)	-	(5)
Indices	13,429	2	(1)	1
Securities	7,196	-	-	-
Commodities	250	-	-	-
Swap contracts		(906)	(476)	(1,382)
Asset position	130,949	2,131	1,555	3,686
Foreign currency	12,851	518	140	658
Interbank market	44,778	366	(7)	359
Fixed rate	35,527	444	379	823
Floating rate	4,742	13	4	17
Indices	32,492	741	1,011	1,752
Securities	559	49	25	74
Other	-	-	3	3
Liability position	131,855	(3,037)	(2,031)	(5,068)
Foreign currency	14,899	(860)	(227)	(1,087)
Interbank market	28,081	(89)	24	(65)
Fixed rate	45,070	(735)	(444)	(1,179)
Floating rate	6,652	(54)	(4)	(58)
Indices	36,526	(1,184)	(1,410)	(2,594)
Securities	569	(115)	30	(85)
Commodities	28	-	-	-
Other	30	-	-	-
Option contracts	2,027,095	(168)	(207)	(375)
Purchase commitments – long position	525,476	428	(202)	226
Foreign currency	15,634	227	(109)	118
Interbank market	80,332	57	(55)	2
Floating rate	174	1	(1)	-
Indices	428,463	125	(46)	79
Securities	632	7	13	20
Commodities	200	11	(4)	7
Other	41	-	-	-
Commitments to sell – long position	578,535	1,058	622	1,680
Foreign currency	12,098	130	(16)	114
Interbank market	20,343	125	100	225
Floating rate	923	1	-	1
Indices	541,676	614	478	1,092
Securities	3,054	165	37	202
Commodities	109	11	(3)	8
Other	332	12	26	38
Purchase commitments – short position	296,683	(473)	263	(210)
Foreign currency	11,990	(212)	91	(121)
Interbank market	45,296	(47)	46	(1)
Indices	238,695	(195)	139	(56)
Securities	592	(7)	(17)	(24)
Commodities	84	(12)	5	(7)
Other	26	-	(1)	(1)
Commitments to sell – short position	626,401	(1,181)	(890)	(2,071)
Foreign currency	9,379	(178)	6	(172)
Interbank market	117,429	(143)	(322)	(465)
Indices	497,633	(668)	(513)	(1,181)
Securities	1,455	(168)	(38)	(206)
Commodities	173	(12)	3	(9)
Other	332	(12)	(26)	(38)

F.44

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forward operations (onshore)	23,641	1,227	10	1,237
Purchases receivable	4,103	1,170	(3)	1,167
Foreign currency	3,116	185	(3)	182
Fixed rate	727	727	-	727
Floating rate	258	258	-	258
Commodities	2	-	-	-
Purchases payable	5,894	(1,077)	13	(1,064)
Foreign currency	5,759	(82)	13	(69)
Fixed rate	-	(727)	-	(727)
Floating rate	-	(258)	-	(258)
Commodities	135	(10)	-	(10)
Sales receivable	12,054	2,368	(5)	2,363
Foreign currency	6,788	107	(3)	104
Interbank market	2,908	7	-	7
Fixed rate	868	891	(1)	890
Floating rate	395	396	(1)	395
Indices	5	5	-	5
Securities	961	951	(2)	949
Commodities	129	11	2	13
Sales deliverable	1,590	(1,234)	5	(1,229)
Foreign currency	1,558	(58)	4	(54)
Fixed rate	-	(779)	-	(779)
Floating rate	-	(396)	1	(395)
Commodities	32	(1)	-	(1)
Credit derivatives	6,198	630	8	638
Asset position	3,150	734	(6)	728
Fixed rate	2,307	734	(12)	722
Securities	650	-	5	5
Other	193	-	1	1
Liability position	3,048	(104)	14	(90)
Fixed rate	2,810	(104)	20	(84)
Securities	232	-	(6)	(6)
Other	6	-	-	-
Forwards operations (offshore)	39,875	(47)	80	33
Asset position	18,969	315	64	379
Foreign currency	18,522	305	64	369
Floating rate	410	8	-	8
Indices	25	2	-	2
Securities	12	-	-	-
Liability position	20,906	(362)	16	(346)
Foreign currency	20,890	(362)	16	(346)
Interbank market	14	-	-	-
Indices	2	-	-	-
Swap with USD check	1,087	(1)	(41)	(42)
Asset position – Interbank market	543	-	-	-
Liability position - Interbank market	544	(1)	(41)	(42)
Foreign currency	479	(1)	(40)	(41)
Interbank market	65	-	(1)	(1)
Check of swap – Asset position - Foreign currency	547	-	35	35
Other derivative financial instruments	6,677	276	131	407
Asset position	5,493	1,291	42	1,333
Foreign currency	485	104	5	109
Fixed rate	1,633	776	40	816
Floating rate	285	262	-	262
Securities	2,994	149	(4)	145
Other	96	-	1	1
Liability position	1,184	(1,015)	89	(926)
Foreign currency	179	(92)	94	2
Fixed rate	-	(637)	2	(635)
Floating rate	-	(286)	(1)	(287)
Securities	819	-	(5)	(5)
Other	186	-	(1)	(1)
	ASSETS	9,495	2,102	11,597
	LIABILITIES	(8,438)	(2,631)	(11,069)
	TOTAL	1,057	(529)	528

Derivative contracts mature as follows (in days):
Off-Balance Sheet – Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2012
Futures	107,856	116,709	147,543	165,341	537,449
Swaps	14,159	29,218	21,019	64,422	128,818
Options	1,000,052	97,773	420,582	508,688	2,027,095
Forwards (onshore)	7,057	9,140	3,512	3,932	23,641
Credit derivatives	224	1,806	154	4,014	6,198
Forwards (offshore)	11,037	22,537	4,186	2,115	39,875
Swaps with USD check	-	-	-	543	543
Check of swap	-	-	-	547	547
Other	132	1,498	710	4,337	6,677

F.45

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Futures contracts	268,806	75	(49)	26
Purchase commitments	251,094	75	19	94
Foreign currency	59,087	(1)	12	11
Interbank market	144,154	1	-	1
Indices	41,365	75	7	82
Securities	6,338	-	-	-
Commodities	122	-	-	-
Other	28	-	-	-
Commitments to sell	17,712	-	(68)	(68)
Foreign currency	15,796	-	(63)	(63)
Interbank market	52	-	-	-
Indices	1,106	-	-	-
Securities	230	-	(3)	(3)
Commodities	513	-	(2)	(2)
Other	15	-	-	-
Swap contracts		72	(120)	(48)
Asset position	94,806	2,155	595	2,750
Foreign currency	9,883	605	7	612
Interbank market	39,936	545	50	595
Fixed rate	16,808	227	241	468
Floating rate	3,809	3	-	3
Indices	23,995	739	312	1,051
Securities	28	23	(26)	(3)
Commodities	3	-	-	-
Other	344	13	11	24
Liability position	94,734	(2,083)	(715)	(2,798)
Foreign currency	11,171	(608)	22	(586)
Interbank market	24,958	(100)	10	(90)
Fixed rate	21,733	(325)	(301)	(626)
Floating rate	6,144	(133)	2	(131)
Indices	29,225	(816)	(477)	(1,293)
Securities	112	(85)	34	(51)
Commodities	108	(1)	(4)	(5)
Other	1,283	(15)	(1)	(16)
Option contracts	1,108,517	576	(739)	(163)
Purchase commitments – long position	237,863	1,122	(373)	749
Foreign currency	17,481	887	(289)	598
Interbank market	36,911	65	(36)	29
Floating rate	278	1	(1)	-
Indices	181,517	124	(58)	66
Securities	1,162	31	11	42
Commodities	501	14	-	14
Other	13	-	-	-
Commitments to sell – long position	354,697	1,457	237	1,694
Foreign currency	7,635	149	(41)	108
Interbank market	27,212	293	(49)	244
Fixed rate	2	-	1	1
Floating rate	218	1	-	1
Indices	315,903	915	(2)	913
Securities	2,821	82	317	399
Commodities	768	14	-	14
Other	138	3	11	14
Purchase commitments – short position	174,398	(778)	47	(731)
Foreign currency	10,325	(454)	(97)	(551)
Interbank market	23,954	(47)	11	(36)
Indices	139,248	(258)	144	(114)
Securities	795	(15)	(13)	(28)
Commodities	65	(4)	2	(2)
Other	11	-	-	-
Commitments to sell – short position	341,559	(1,225)	(650)	(1,875)
Foreign currency	10,757	(309)	113	(196)
Interbank market	35,433	(178)	(239)	(417)
Fixed rate	2	-	(1)	(1)
Indices	293,394	(647)	(197)	(844)
Securities	1,636	(79)	(316)	(395)
Commodities	197	(9)	1	(8)
Other	140	(3)	(11)	(14)

F.46

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Forwards operations (onshore)	17,248	1,092	(31)	1,061
Purchases receivable	8,702	921	(62)	859
Foreign currency	7,883	623	(62)	561
Interbank market	520	-	-	-
Fixed rate	-	35	-	35
Floating rate	262	262	-	262
Commodities	37	1	-	1
Purchases payable	1,351	(324)	(9)	(333)
Foreign currency	1,218	(43)	(8)	(51)
Floating rate	-	(262)	-	(262)
Commodities	131	(19)	(1)	(20)
Other	2	-	-	-
Sales receivable	2,230	1,013	7	1,020
Foreign currency	1,181	24	9	33
Interbank market	48	1	-	1
Fixed rate	148	148	(1)	147
Floating rate	110	110	-	110
Securities	731	726	(1)	725
Commodities	12	4	-	4
Sales deliverable	4,965	(518)	33	(485)
Foreign currency	4,905	(342)	32	(310)
Fixed rate	-	(54)	-	(54)
Floating rate	-	(110)	-	(110)
Commodities	60	(12)	1	(11)
Credit derivatives	6,598	153	351	504
Asset position	3,406	242	368	610
Foreign currency	117	-	1	1
Fixed rate	1,858	226	354	580
Floating rate	-	5	11	16
Indices	-	11	(1)	10
Securities	1,430	-	3	3
Other	1	-	-	-
Liability position	3,192	(89)	(17)	(106)
Fixed rate	2,900	(89)	(8)	(97)
Securities	292	-	(9)	(9)
Forwards operations (offshore)	31,285	69	56	125
Asset position	16,257	421	30	451
Foreign currency	15,862	415	30	445
Interbank market	19	-	-	-
Floating rate	376	6	-	6
Liability position	15,028	(352)	26	(326)
Foreign currency	14,946	(348)	26	(322)
Interbank market	13	-	-	-
Floating rate	69	(1)	-	(1)
Indices	-	(1)	-	(1)
Securities	-	(2)	-	(2)
Swap with USD check	102	-	(2)	(2)
Asset position – Interbank market	51	-	-	-
Liability position - Interbank market	51	-	(2)	(2)
Check of swap – Asset position - Foreign currency	53	-	4	4
Other derivative financial instruments	5,490	695	(195)	500
Asset position	4,893	769	(178)	591
Foreign currency	608	55	31	86
Fixed rate	935	521	(220)	301
Securities	3,345	193	11	204
Other	5	-	-	-
Liability position	597	(74)	(17)	(91)
Foreign currency	235	(74)	(12)	(86)
Securities	300	-	(3)	(3)
Other	62	-	(2)	(2)
	ASSETS	8,175	579	8,754
	LIABILITIES	(5,443)	(1,304)	(6,747)
	TOTAL	2,732	(725)	2,007

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2011
Futures	75,850	67,789	36,072	89,095	268,806
Swaps	9,939	16,691	19,679	46,342	92,651
Options	846,277	58,377	176,965	26,898	1,108,517
Forwards (onshore)	3,393	7,970	3,626	2,259	17,248
Credit derivatives	190	2,774	589	3,045	6,598
Forwards (offshore)	6,636	14,066	6,899	3,684	31,285
Swaps with USD check	-	-	-	51	51
Check of swap	-	-	-	53	53
Other	10	500	1,196	3,784	5,490

F.47

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Swaps – Difference receivable	3,686	31.7	275	215	171	519	568	1,938
BM&F Bovespa	471	4.1	5	10	13	17	145	281
Financial institutions	420	3.6	86	137	19	27	32	119
Companies	2,746	23.6	180	68	136	463	389	1,510
Individuals	49	0.4	4	-	3	12	2	28
Option premiums	1,906	16.4	936	176	83	295	358	58
BM&F Bovespa	1,396	12.0	853	31	14	220	278	-
Financial institutions	118	1.0	26	32	20	17	16	7
Companies	392	3.4	57	113	49	58	64	51
Forwards (onshore)	3,530	30.5	547	652	677	427	718	509
BM&F Bovespa	961	8.3	285	502	149	25	-	-
Financial institutions	172	1.5	171	1	-	-	-	-
Companies	2,396	20.7	91	149	528	402	718	508
Individuals	1	-	-	-	-	-	-	1
Credit derivatives	728	6.3	119	564	1	1	2	41
Forwards (offshore)	379	3.3	66	86	56	58	49	64
Financial institutions	126	1.1	38	45	26	14	2	1
Companies	253	2.2	28	41	30	44	47	63
Check of swap – Companies	35	0.3	-	-	-	-	1	34
Other	1,333	11.5	-	900	-	90	60	283
Financial institutions	786	6.8	-	576	-	71	6	133
Companies	547	4.7	-	324	-	19	54	150
Total (*)	11,597	100.0	1,943	2,593	988	1,390	1,756	2,927
% per maturity term			16.8	22.4	8.5	12.0	15.1	25.2

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,914 refers to current and R$ 4,683 to non-current.

F.48

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2011
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Futures	26	0.4	1	51	5	(1)	(3)	(27)
BM&F Bovespa	31	0.4	1	57	5	(1)	(4)	(27)
Financial institutions	(4)	-	-	(2)	-	(2)	-	-
Companies	(1)	-	-	(4)	-	2	1	-
Swaps – Difference receivable	2,750	31.4	230	351	168	502	534	965
BM&F Bovespa	332	3.8	13	25	31	61	22	180
Financial institutions	259	3.0	29	63	13	28	49	77
Companies	2,155	24.6	187	262	122	413	463	708
Individuals	4	-	1	1	2	-	-	-
Option premiums	2,443	27.9	1,252	182	223	660	113	13
BM&F Bovespa	1,689	19.3	1,162	11	35	471	10	-
Financial institutions	286	3.3	45	67	59	87	27	1
Companies	468	5.3	45	104	129	102	76	12
Forwards (onshore)	1,879	21.3	644	384	156	209	146	340
BM&F Bovespa	727	8.3	461	219	47	-	-	-
Financial institutions	80	0.9	74	-	1	2	3	-
Companies	1,072	12.1	109	165	108	207	143	340
Credit derivatives - Financial institutions	610	7.0	50	465	12	2	22	59
Financial institutions	610	7.0	50	465	12	2	22	59
Forwards (offshore)	451	5.2	96	101	73	67	44	70
Financial institutions	279	3.2	83	73	45	31	8	39
Companies	172	2.0	13	28	28	36	36	31
Check of Swap – Companies	4	-	-	-	-	-	-	4
Other	591	6.8	4	20	8	34	104	421
Financial institutions	263	3.1	4	17	6	11	54	171
Companies	328	3.7	-	3	2	23	50	250
Total (*)	8,754	100	2,277	1,554	645	1,473	960	1,845
% per maturity term			26.0	17.8	7.4	16.8	11.0	21.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5.949 refers to current and R$ 2,805 to non-current.

F.49

	12/31/2012
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Futures - BM&F Bovespa	(23)	0.2	-	-	-	(8)	(6)	(9)
Swaps – Difference payable	(5,068)	45.8	(351)	(186)	(536)	(404)	(902)	(2,689)
BM&F Bovespa	(819)	7.4	(3)	(10)	(169)	(13)	(170)	(454)
Financial institutions	(1,111)	10.0	(238)	(78)	(66)	(184)	(100)	(445)
Companies	(2,882)	26.1	(102)	(87)	(294)	(195)	(623)	(1,581)
Individuals	(256)	2.3	(8)	(11)	(7)	(12)	(9)	(209)
Option premiums	(2,281)	20.5	(1,145)	(152)	(145)	(275)	(508)	(56)
BM&F Bovespa	(1,720)	15.5	(1,104)	(34)	(31)	(131)	(420)	-
Financial institutions	(335)	3.0	(24)	(91)	(54)	(52)	(64)	(50)
Companies	(226)	2.0	(17)	(27)	(60)	(92)	(24)	(6)
Forwards (onshore)	(2,293)	20.7	(152)	(50)	(492)	(381)	(710)	(508)
Financial institutions	(138)	1.2	(131)	-	(1)	(1)	(5)	-
Companies	(2,155)	19.5	(21)	(50)	(491)	(380)	(705)	(508)
Credit derivatives	(90)	0.8	(4)	(1)	-	-	(7)	(78)
Forwards (offshore)	(346)	3.2	(72)	(153)	(40)	(58)	(18)	(5)
Financial institutions	(185)	1.7	(48)	(77)	(26)	(33)	(1)	-
Companies	(161)	1.5	(24)	(76)	(14)	(25)	(17)	(5)
Swaps with USD check - Companies	(42)	0.4	-	-	-	-	(1)	(41)
Other	(926)	8.4	-	(826)	(1)	(85)	(2)	(12)
Financial institutions	(606)	5.5	-	(512)	-	(84)	-	(10)
Companies	(320)	2.9	-	(314)	(1)	(1)	(2)	(2)
Total (*)	(11,069)	100.0	(1,724)	(1,368)	(1,214)	(1,211)	(2,154)	(3,398)
% per maturity term			15.6	12.4	11.0	10.9	19.5	30.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,517) refers to current and R$ (5,552) to non-current.

F.50

	12/31/2011
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Swaps – Difference payable	(2,798)	41.5	(211)	(177)	(116)	(534)	(497)	(1,263)
BM&F Bovespa	(518)	7.7	(6)	(11)	(24)	(131)	(102)	(244)
Financial institutions	(682)	10.1	(134)	(75)	(13)	(41)	(110)	(309)
Companies	(1,557)	23.1	(70)	(89)	(73)	(342)	(274)	(709)
Individuals	(41)	0.6	(1)	(2)	(6)	(20)	(11)	(1)
Option premiums	(2,606)	38.6	(1,205)	(289)	(235)	(712)	(153)	(12)
BM&F Bovespa	(1,768)	26.2	(1,114)	(87)	(20)	(484)	(63)	-
Financial institutions	(687)	10.2	(86)	(185)	(180)	(162)	(63)	(11)
Companies	(151)	2.2	(5)	(17)	(35)	(66)	(27)	(1)
Forwards (onshore)	(818)	12.1	(42)	(92)	(194)	(56)	(99)	(335)
Financial institutions	(67)	1.0	(6)	(31)	(30)	-	-	-
Companies	(751)	11.1	(36)	(61)	(164)	(56)	(99)	(335)
Credit derivatives - Financial institutions	(106)	1.6	-	(5)	(9)	(5)	(7)	(80)
Forwards (offshore)	(326)	4.8	(68)	(67)	(61)	(49)	(47)	(34)
Financial institutions	(246)	3.6	(55)	(51)	(40)	(33)	(38)	(29)
Companies	(80)	1.2	(13)	(16)	(21)	(16)	(9)	(5)
Swaps with USD check – Companies	(2)	-	-	-	-	-	-	(2)
Other	(91)	1.4	-	-	-	(8)	(82)	(1)
Financial institutions	(80)	1.2	-	-	-	-	(80)	-
Companies	(11)	0.2	-	-	-	(8)	(2)	(1)
Total (*)	(6,747)	100.0	(1,526)	(630)	(615)	(1,364)	(885)	(1,727)
% per maturity term			22.6	9.3	9.1	20.2	13.1	25.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,135) refers to current and R$ (2,612) to non-current.

F.51

Realized and unrealized gains and (losses) in the portfolio of derivatives

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Swap	(911)	(476)	169
Forwards	71	(139)	29
Futures	(2,148)	91	1,370
Options	322	323	924
Credit derivatives	191	185	87
Other	17	367	(269)
Total	(2,458)	351	2,310

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

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

	12/31/2012
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,847	858	1,983	1,006	-	(72)
TRS	1,285	1,275	10	-	-	672
Total by instrument	5,132	2,133	1,993	1,006	-	600
By risk rating
Investment grade	5,132	2,133	1,993	1,006	-	600
Total by risk	5,132	2,133	1,993	1,006	-	600
By reference entity
Private entities	5,132	2,133	1,993	1,006	-	600
Total by entity	5,132	2,133	1,993	1,006	-	600

	12/31/2011
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,427	1,302	1,106	925	94	(92)
TRS	982	973	-	9	-	511
Total by instrument (*)	4,409	2,275	1,106	934	94	419
By risk rating
Investment grade	4,409	2,275	1,106	934	94	419
Total by risk (*)	4,409	2,275	1,106	934	94	419
By reference entity
Private entities	4,409	2,275	1,106	934	94	419
Total by entity (*)	4,409	2,275	1,106	934	94	419

(*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3,477).

F.52

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,847)	1,066	(2,781)
TRS	(1,285)	-	(1,285)
Total	(5,132)	1,066	(4,066)

	12/31/2011
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,427)	1,001	(2,426)
TRS	(982)	1,188	206
Total (*)	(4,409)	2,189	(2,220)

 (*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3,477).

F.53

NOTE 09 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;

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

The accounting hedge strategies were originally established in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell) and related derivatives will mature between 2013 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Subordinated CDB hedge: interest paid/received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

F.54

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

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

Hedge relationships were designated in 2011 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts to hedge assets that are prefixed items, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2020 and 2027.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by ICPR (Índice de Camera Promédio Real) and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of the ICPR rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach method. The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

Hedge relationships were designated in 2012 and the respective swaps will mature between 2020 and 2027. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

F.55

The amounts in the following tables are presented in millions of Brazilian reais:

	12/31/2012			12/31/2011
Hedge instruments used in cash flow hedge	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(316)	Net Gain (Loss) from investment securities and derivatives	-	(282)	Net Gain (Loss) from investment securities and derivatives	1
Interest rate swap	(10)	Net Gain (Loss) from investment securities and derivatives	-	(30)	Net Gain (Loss) from investment securities and derivatives	-
Total	(326)		-	(312)		1

(*) At December 31, 2012, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (376) (R$ (167) at December 31, 2011).

	12/31/2010
Hedge instruments used in cash flow hedge	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	8	Net Gain (Loss) from investment securities and derivatives	1
Interest rate swap	(20)	Net Gain (Loss) from investment securities and derivatives	-
Total	(12)		1

(*) At December 31, 2010, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 1.

	12/31/2012			12/31/2011
Hedge instrument used in Hedge of Net Investment in Foreign Operations	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)
DDI Futures (1)	(1,473)	Net Gain (Loss) from investment securities and derivatives	66	(890)	Net Gain (Loss) from investment securities and derivatives	42
Forward	67	Net Gain (Loss) from investment securities and derivatives	(6)	130	Net Gain (Loss) from investment securities and derivatives	19
NDF (2)	207	Net Gain (Loss) from investment securities and derivatives	4	335	Net Gain (Loss) from investment securities and derivatives	2
Financial Assets	-	Net Gain (Loss) from investment securities and derivatives	-	(10)	Net Gain (Loss) from investment securities and derivatives	-
Total	(1,199)		64	(435)		63

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

	12/31/2012
Hedge instrument used in Hedge of Fair Value	Cumulative gain (loss) recognized in result hedge instrument	Cumulative gain (loss) recognized in result hedge item (effective portion)	Gain or (loss) recognized in result (ineffective portion)	Line item in which the ineffective portion is recognized in the statement of income
Interest rate swap	4	(4)	-	Net Gain (Loss) from investment securities and derivatives
Total	4	(4)	-

F.56

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2012			12/31/2011
Strategies	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	50,057	1	50,193	19,113	(4)	19,083
Hedge of redeemable preferred shares	803	(20)	803	737	(37)	737
Hedge of subordinated CDB	87	-	129	87	-	118
Hedge of net investment in foreign operations (*)	8,593	30	5,156	6,886	31	4,131
Hedge of fair value of interest receipts	470	4	470	-	-	-
Total	60,010	15	56,751	26,823	(10)	24,069

(*) Hedge instruments include the overhedge rate of 40% regarding taxes.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Hedge of fair value	Total
2013	41,170	-	-	8,593	-	49,763
2014	7,559	-	87	-	-	7,646
2015	515	803	-	-	-	1,318
2017	813	-	-	-	-	813
2020	-	-	-	-	46	46
2022	-	-	-	-	210	210
2025	-	-	-	-	47	47
2027	-	-	-	-	167	167
Total	50,057	803	87	8,593	470	60,010

F.57

NOTE 10 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2012				12/31/2011
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	250	5	-	255	802	4	-	806
Brazilian government securities (1a)	24,706	847	(91)	25,462	12,296	183	(55)	12,424
Brazilian external debt bonds (1b)	17,217	868	(20)	18,065	5,667	240	(1)	5,906
Government securities – abroad (1c)	7,174	6	(43)	7,137	4,327	5	(15)	4,317
United States	375	-	-	375	-	-	-	-
Mexico	-	-	-	-	10	1	-	11
Denmark	2,554	-	-	2,554	1,949	-	-	1,949
Spain	-	-	-	-	418	-	-	418
Korea	1,662	-	-	1,662	295	-	-	295
Chile	1,538	2	(6)	1,534	992	4	(1)	995
Paraguay	528	-	(37)	491	358	-	(14)	344
Uruguay	292	2	-	294	268	-	-	268
Belgium	70	1	-	71	-	-	-	-
France	56	1	-	57	37	-	-	37
United Kingdon	83	-	-	83	-	-	-	-
Other	16	-	-	16	-	-	-	-
Corporate securities (1d)	38,228	1,862	(140)	39,950	23,174	1,699	(816)	24,057
Shares	3,350	553	(91)	3,812	3,458	698	(178)	3,978
Securitized real estate loans	7,916	681	(29)	8,568	7,806	707	(499)	8,014
Bank deposit certificates	391	-	-	391	274	-	-	274
Debentures	13,656	316	(8)	13,964	7,165	139	(68)	7,236
Eurobonds and others	5,311	297	(12)	5,596	3,554	152	(68)	3,638
Promissory notes	777	-	-	777	646	-	-	646
Rural Product Note	770	8	-	778	108	-	-	108
Financial bills	5,720	-	-	5,720	-	-	-	-
Other	337	7	-	344	163	3	(3)	163
TOTAL	87,575	3,588	(294)	90,869	46,266	2,131	(887)	47,510

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 9,969 (R$ 2,208 at December 31, 2011), b) R$ 11,646 (R$ 3,880 at December 31, 2011), c) R$ 450 (R$ 12 at December 31, 2011) and d) R$ 3,864 (R$ 2,355 at December 31, 2011), totaling R$ 25,929 (R$ 8,455 at December 31, 2011).

F.58

Realized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Available-for-sale financial assets
Gain	970	597	230
Loss	(265)	(153)	(79)
Total	705	444	151

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	25,963	26,515	13,239	13,904
Non-stated maturity	3,595	4,060	4,257	4,779
Up to one year	22,368	22,455	8,982	9,125
Non-current	61,612	64,354	33,027	33,606
From one to five years	28,914	29,470	16,875	17,042
From five to ten years	19,924	20,480	9,792	9,655
After ten years	12,774	14,404	6,360	6,909
Total	87,575	90,869	46,266	47,510

During the periods ended December 31, 2012, 2011 and 2010, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 11 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2012	12/31/2011
	Amortized cost	Amortized cost
Brazilian government securities	3,013	2,812
Brazilian external debt bonds (1a)	118	196
Government securities – abroad	20	-
Corporate securities (1b)	51	97
Debentures	-	30
Eurobonds and others	51	65
Securitized real estate loans	-	2
Total	3,202	3,105

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 76 (R$ 189 at December 31, 2011) and b) R$ 44 (R$ 41 at December 31, 2011), totaling R$ 120 (R$ 230 at December 31, 2011).

The interest income from held-to-maturity financial assets was R$ 471 (R$ 360 from 01/01 to 12/31/2011 e R$ 456 from 01/01 to 12/31/2010).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

F.59

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	12/31/2012	12/31/2011
	Amortized cost	Amortized cost
Current	188	120
Up to one year	188	120
Non-current	3,014	2,985
From one to five years	147	242
From five to ten years	1,087	1,077
After ten years	1,780	1,666
Total	3,202	3,105

During the periods ended December 31, 2012, 2011 and 2010, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

F.60

NOTE 12 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)  Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2012	12/31/2011
Individuals	150,879	149,277
Credit card	40,531	38,961
Personal loan	40,655	36,403
Vehicles	51,646	60,463
Mortgage loans	18,047	13,450

Corporate	103,771	92,079

Small and medium businesses	85,185	85,649

Foreign loans - Latin America	27,149	19,259
Total loan operations and lease operations	366,984	346,264
Allowance for loan and lease losses	(25,713)	(23,873)

Total loan operations and lease operations, net of allowance for loan and lease losses	341,271	322,391

By maturity	12/31/2012	12/31/2011
Overdue as from 1 day	13,234	14,879
Falling due up to 3 months	101,273	95,449
Falling due more than 3 months but less than 1 year	94,350	85,438
Falling due after 1 year	158,127	150,498
Total loan operations and lease operations	366,984	346,264

By concentration	12/31/2012	12/31/2011
Largest debtor	4,186	2,331
10 largest debtors	18,429	13,613
20 largest debtors	26,751	21,603
50 largest debtors	41,798	35,504
100 largest debtors	57,034	48,280

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,852 and R$ 1,914 in interest and similar income as of December 31, 2012 and 2011, respectively, with the same impact on the allowance for loan and lease losses expenses.

F.61

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 12/31/2012	Net increase / (Reversal) 01/01 to 12/31/2012	Closing balance 12/31/2012
Individuals	13,679	(13,199)	14,361	14,841
Credit card	3,825	(5,335)	4,373	2,863
Personal loans	5,393	(5,134)	7,446	7,705
Vehicles	4,415	(2,696)	2,508	4,227
Mortgage loans	46	(34)	34	46
Corporate	708	(314)	971	1,365
Small and medium businesses	9,197	(8,407)	8,301	9,091
Foreign loans - Latin America	289	(222)	349	416
Total	23,873	(22,142)	23,982	25,713

Composition of the carrying amount by class of assets	Opening balance 12/31/2010	Write-offs 01/01 to 12/31/2011	Net increase / (Reversal) 01/01 to 12/31/2011	Closing balance 12/31/2011
Individuals	10,717	(8,631)	11,593	13,679
Credit card	3,306	(3,558)	4,077	3,825
Personal loans	3,590	(2,959)	4,762	5,393
Vehicles	3,709	(2,041)	2,747	4,415
Mortgage loans	112	(73)	7	46
Corporate	973	(294)	29	708
Small and medium businesses	8,041	(7,001)	8,157	9,197
Foreign loans - Latin America	263	(233)	259	289
Total	19,994	(16,159)	20,038	23,873

Composition of the carrying amount by class of assets	Opening balance 01/01/2010	Write-offs 01/01 to 12/31/2010	Net increase / (Reversal) 01/01 to 12/31/2010	Closing balance 12/31/2010
Individuals	12,969	(9,091)	6,839	10,717
Credit card	4,173	(2,731)	1,864	3,306
Personal loans	4,491	(3,908)	3,007	3,590
Vehicles	4,022	(2,377)	2,064	3,709
Mortgage loans	283	(75)	(96)	112
Corporate	1,244	(466)	195	973
Small and medium businesses	5,646	(5,793)	8,188	8,041
Foreign loans - Latin America	386	(448)	325	263
Total	20,245	(15,798)	15,547	19,994

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	12/31/2012	12/31/2011
Public sector	2	1
Industry and commerce	6,443	6,266
Services	3,742	3,476
Natural resources	411	273
Other sectors	16	32
Individuals	15,099	13,825
Total	25,713	23,873

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

F.62

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2012						12/31/2011
	Impaired		Not Impaired		Total		Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	1,467	845	102,304	520	103,771	1,365	1,012	429	91,067	279	92,079	708

II- Collectively
evaluated

Individuals	11,593	7,530	139,286	7,311	150,879	14,841	10,589	6,617	138,688	7,062	149,277	13,679
Credit card	2,296	1,463	38,235	1,400	40,531	2,863	3,083	1,919	35,878	1,906	38,961	3,825
Personal loans	4,862	3,397	35,793	4,308	40,655	7,705	3,380	2,042	33,023	3,351	36,403	5,393
Vehicles	4,250	2,647	47,396	1,580	51,646	4,227	4,016	2,630	56,447	1,785	60,463	4,415
Mortgage loans	185	23	17,862	23	18,047	46	110	26	13,340	20	13,450	46

Small and medium businesses	6,335	4,886	78,850	4,205	85,185	9,091	6,721	4,785	78,928	4,412	85,649	9,197

Foreign loans - Latin America	116	68	27,033	348	27,149	416	63	36	19,196	253	19,259	289

Total	19,511	13,329	347,473	12,384	366,984	25,713	18,385	11,867	327,879	12,006	346,264	23,873

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

F.63

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2012
	Minimum future	Future financial	Present
	payments	income	value
Current	10,811	(1,168)	9,643
Up to 1 year	10,811	(1,168)	9,643
Non-current	10,158	(2,751)	7,407
From 1 to 5 years	9,938	(2,704)	7,234
Over 5 years	220	(47)	173
Total	20,969	(3,919)	17,050

	12/31/2011
	Minimum future	Future financial	Present
	payments	income	value
Current	15,244	(1,172)	14,072
Up to 1 year	15,244	(1,172)	14,072
Non-current	18,133	(5,361)	12,772
From 1 to 5 years	17,901	(5,310)	12,591
Over 5 years	232	(51)	181
Total	33,377	(6,533)	26,844

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 1,513 (R$ 2,020 at December 31, 2011).

d)	Sale or Transfer of Financial Assets

ITAÚ UNIBANCO HOLDING carried out operations for the sale or transfer of financial assets in which there was the retention of credit risks of financial assets transferred, through joint obligation clauses or the acquisition of subordinated quotas of credit right funds. Therefore, such operations remained recorded as loan operations and are represented by the following information at December 31, 2012:

	12/31/2012
	Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	394	434	394	400

(*) Under Interbank Market Debt

F.64

NOTE 13 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest % at at 12/31/2012		12/31/2012					12/31/2011					12/31/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings	Market value	Stockholders’ equity	Investment	Market value	Net income	Equity in earnings	Equity in earnings

Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,898	436	2,076	157	2,309	2,681	2,014	2,094	415	144	161
BSF Holding S.A. (c)	49.00	49.00	607	131	880	64	-	-	-	-	-	-	-
Banco BPI S.A. (d)	-	-	-	-	-	(102)	-	1,151	219	219	(1,880)	(343)	75
Serasa S.A. (e)	-	-	-	-	-	70	-	1,119	273	1,161	310	102	80
Other (f)	-	-	-	-	49	(14)	-	-	38	-	-	(16)	33
Total	-	-	-	-	3,005	175	-	-	2,544	-	-	(113)	349

(a) For purpose of recording the participation in earnings, at 12/31/2012 the position at 11/30/2012 was used, in accordance with IAS 27;

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 832 at 12/31/2012 and R$ 862 at 12/31/2011 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value;

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) per R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 12/31/2012, which correspond to goodwill.

(d) Investments disposed of in 04/20/2012;

(e) Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012 (Note 25);

(f) At 12/31/2012, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (30.06% total and voting capital), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

At December 31, 2012, ITAÚ UNIBANCO HOLDING received/recognized for dividends and interest on capital of the unconsolidated companies, being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 161 (R$ 148 at December 31, 2011).

F.65

b)    Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	12/31/2012	12/31/2011	12/31/2010
Total assets (*)	3,505	107,783	107,250
Total liabilities (*)	-	102,831	100,114
Total income	567	8,739	8,275
Total expenses	-	(9,894)	(7,066)

(*) Basically represented by Banco BPI S.A., in the amount of R$ 103,696 at 12/31/2011 (R$ 103,472 at 12/31/2010) related to assets, of R$ 102,544 at 12/31/2011 (R$ 99,883 at 12/31/2010) related to liabilities, of R$ 7,081 at 12/31/2011 (R$ 6,428 at 12/31/2010) related to income and of R$ 8,961 at 12/31/2011 (R$ 5,986 at 12/31/2010) related to expenses. This investiment was disposed on 04/20/2012.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 14 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 248 (R$ 339 at 12/31/2011).

The table below shows the total future minimum payments:

	12/31/2012	12/31/2011
Current	174	220
Up to 1 year	174	220
Non-Current	74	120
From 1 to 5 years	74	120
Total future minimum payments	248	340
(-) Future interest	-	1
Present value	248	339

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there is no contingent payments related to the agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	12/31/2012	12/31/2011
Current	948	882
Up to 1 year	948	882
Non-current	3,412	3,131
From 1 to 5 years	2,910	2,537
Over 5 years	502	595
Total future minimum payments	4,360	4,013

F.66

NOTE 15 – FIXED ASSETS

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 12/31/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2012
REAL ESTATE IN USE (2)		1,941	278	(78)	-	(182)	4	(69)	1,894
Land		1,184	53	-	-	(173)	2	(37)	1,029
Buildings		757	225	(78)	-	(9)	2	(32)	865
Cost		2,340	225	-	-	(15)	4	(82)	2,472
Accumulated depreciation	4	(1,583)	-	(78)	-	6	(2)	50	(1,607)

OTHER FIXED ASSETS		3,417	1,636	(1,268)	-	(64)	22	(9)	3,734
Improvements		638	226	(263)	-	-	13	26	640
Cost		1,245	226	-	-	(251)	10	23	1,253
Accumulated depreciation	10	(607)	-	(263)	-	251	3	3	(613)
Installations		390	202	(68)	-	-	10	(20)	514
Cost		937	202	-	-	(10)	6	(263)	872
Accumulated depreciation	10 to 20	(547)	-	(68)	-	10	4	243	(358)
Furniture and equipment		488	139	(77)	-	(23)	(11)	(11)	505
Cost		848	139	-	-	(38)	(14)	(13)	922
Accumulated depreciation	10 to 20	(360)	-	(77)	-	15	3	2	(417)
EDP systems (3)		1,644	1,008	(801)	-	(38)	11	(8)	1,816
Cost		4,988	1,008	-	-	(504)	2	(14)	5,480
Accumulated depreciation	20 to 50	(3,344)	-	(801)	-	466	9	6	(3,664)

Other (communication, security and transportation)		257	61	(59)	-	(3)	(1)	4	259
Cost		548	61	-	-	(7)	-	4	606
Accumulated depreciation	10 to 20	(291)	-	(59)	-	4	(1)	-	(347)
TOTAL FIXED ASSETS		5,358	1,914	(1,346)	-	(246)	26	(78)	5,628
Cost		12,090	1,914	-	-	(998)	10	(382)	12,634
Accumulated depreciation		(6,732)	-	(1,346)	-	752	16	304	(7,006)

(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements, and R$ 49 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

F.67

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 12/31/2010	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2011
REAL ESTATE IN USE (2)		1,844	248	(96)	-	(60)	(11)	16	1,941
Land		1,045	167	-	-	(20)	2	(10)	1,184
Buildings		799	81	(96)	-	(40)	(13)	26	757
Cost		2,321	81	-	-	(67)	(11)	16	2,340
Accumulated depreciation	4	(1,522)	-	(96)	-	27	(2)	10	(1,583)
OTHER FIXED ASSETS		2,957	1,655	(1,088)	(15)	(87)	17	(22)	3,417
Improvements		626	229	(242)	-	(4)	(5)	34	638
Cost		1,116	229	-	-	(131)	(1)	32	1,245
Accumulated depreciation	10	(490)	-	(242)	-	127	(4)	2	(607)
Installations		267	179	(53)	-	(1)	8	(10)	390
Cost		770	179	-	-	(18)	5	1	937
Accumulated depreciation	10 a 20	(503)	-	(53)	-	17	3	(11)	(547)
Furniture and equipment		433	220	(63)	(15)	(21)	(19)	(47)	488
Cost		863	220	-	(15)	(165)	(13)	(42)	848
Accumulated depreciation	10 a 20	(430)	-	(63)	-	144	(6)	(5)	(360)
EDP Systems (3)		1,404	942	(677)	-	(56)	28	3	1,644
Cost		4,746	942	-	-	(671)	39	(68)	4,988
Accumulated depreciation	20 a 50	(3,342)	-	(677)	-	615	(11)	71	(3,344)

Other (communication, security and transportation)		227	85	(53)	-	(5)	5	(2)	257
Cost		529	85	-	-	(66)	3	(3)	548
Accumulated depreciation	10 a 20	(302)	-	(53)	-	61	2	1	(291)
TOTAL FIXED ASSETS		4,801	1,903	(1,184)	(15)	(147)	6	(6)	5,358
Cost		11,390	1,903	-	(15)	(1,138)	24	(74)	12,090
Accumulated depreciation		(6,589)	-	(1,184)	-	991	(18)	68	(6,732)

(1) Includes a contractual commitment for the purchase of fixed assets in the amount of R$ 166.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use, R$ 51 in improvements, and R$ 24 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

F.68

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates (%)	Balance at 01/01/2010	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2010
REAL ESTATE IN USE (2)		1,754	208	(102)	-	(9)	8	(15)	1,844
Land		959	90	-	-	(3)	-	(1)	1,045
Buildings		795	118	(102)	-	(6)	8	(14)	799
Cost		2,218	118	-	-	(8)	(3)	(4)	2,321
Accumulated depreciation	4	(1,423)	-	(102)	-	2	11	(10)	(1,522)
OTHER FIXED ASSETS		2,424	1,716	(1,064)	-	(69)	(25)	(25)	2,957
Improvements		592	225	(208)	-	(3)	11	9	626
Cost		1,084	225	-	-	(161)	8	(40)	1,116
Accumulated depreciation	10	(492)	-	(208)	-	158	3	49	(490)
Installations		296	145	(191)	-	-	5	12	267
Cost		606	145	-	-	(146)	4	161	770
Accumulated depreciation	10 to 20	(310)	-	(191)	-	146	1	(149)	(503)
Furniture and equipment		383	275	(49)	-	(3)	(30)	(143)	433
Cost		763	275	-	-	(9)	(31)	(135)	863
Accumulated depreciation	10 to 20	(380)	-	(49)	-	6	1	(8)	(430)
EDP systems (3)		951	954	(570)	-	(60)	22	107	1,404
Cost		4,015	954	-	-	(414)	11	180	4,746
Accumulated depreciation	20 to 50	(3,064)	-	(570)	-	354	11	(73)	(3,342)

Other (communication, security and transportation)		202	117	(46)	-	(3)	(33)	(10)	227
Cost		509	117	-	-	(12)	(55)	(30)	529
Accumulated depreciation	10 to 20	(307)	-	(46)	-	9	22	20	(302)
TOTAL FIXED ASSETS		4,178	1,924	(1,166)	-	(78)	(17)	(40)	4,801
Cost		10,154	1,924	-	-	(753)	(66)	131	11,390
Accumulated depreciation		(5,976)	-	(1,166)	-	675	49	(171)	(6,589)

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

F.69

NOTE 16 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2012
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		751	320	(369)	(3)	(1)	-	-	698
Cost		1,648	320	-	(3)	(500)	-	14	1,479
Accumulated amortization	Up to 9	(897)	-	(369)	-	499	-	(14)	(781)
OTHER INTANGIBLE ASSETS		3,074	1,418	(475)	(4)	(24)	26	(42)	3,973
Association for the promotion and offer of financial products and services		1,289	12	(135)	(4)	(24)	6	8	1,152
Cost		1,400	12	-	(4)	(95)	7	10	1,330
Accumulated amortization	Up to 5	(111)	-	(135)	-	71	(1)	(2)	(178)
Acquisition/Development of software		1,338	1,295	(269)	-	-	9	24	2,397
Cost		2,133	1,295	-	-	-	8	(147)	3,289
Accumulated amortization	20	(795)	-	(269)	-	-	1	171	(892)
Other intangible assets		447	111	(71)	-	-	11	(74)	424
Cost		621	111	-	-	(1)	23	(66)	688
Accumulated amortization	10 to 20	(174)	-	(71)	-	1	(12)	(8)	(264)
TOTAL INTANGIBLE ASSETS		3,825	1,738	(844)	(7)	(25)	26	(42)	4,671
Cost		5,802	1,738	-	(7)	(596)	38	(189)	6,786
Accumulated amortization		(1,977)	-	(844)	-	571	(12)	147	(2,115)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

F.70

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2010	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	366	(603)	(24)	(112)	-	(6)	751
Cost		2,415	366	-	(24)	(1,097)	-	(12)	1,648
Accumulated amortization	Up to 9	(1,285)	-	(603)	-	985	-	6	(897)
OTHER INTANGIBLE ASSETS		1,804	1,606	(381)	(6)	(28)	28	51	3,074
Association for the promotion and offering of financial products and services		1,115	318	(114)	(6)	(28)	1	3	1,289
Cost		1,171	318	-	(6)	(94)	1	10	1,400
Accumulated amortization	Up to 5	(56)	-	(114)	-	66	-	(7)	(111)
Acquisition/Development of software		532	981	(208)	-	-	10	23	1,338
Cost		1,327	981	-	-	(116)	16	(75)	2,133
Accumulated amortization	20	(795)	-	(208)	-	116	(6)	98	(795)
Other intangible assets		157	307	(59)	-	-	17	25	447
Cost		271	307	-	-	(7)	25	25	621
Accumulated amortization	10 to 20	(114)	-	(59)	-	7	(8)	-	(174)
TOTAL INTANGIBLE ASSETS		2,934	1,972	(984)	(30)	(140)	28	45	3,825
Cost		5,184	1,972	-	(30)	(1,314)	42	(52)	5,802
Accumulated amortization		(2,250)	-	(984)	-	1,174	(14)	97	(1,977)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

F.71

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2010	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2010
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,684	182	(649)	(17)	(70)	-	-	1,130
Cost		2,598	182	-	(17)	(348)	-	-	2,415
Accumulated amortization	Up to 9	(914)	-	(649)	-	278	-	-	(1,285)
OTHER INTANGIBLE ASSETS		1,725	400	(328)	(3)	(20)	(10)	40	1,804
Association for the promotion and offer of financial products and services		1,076	195	(133)	(3)	(20)	-	-	1,115
Cost		1,091	195	-	(3)	(112)	-	-	1,171
Accumulated amortization	Up to 5	(15)	-	(133)	-	92	-	-	(56)
Expenditures on acquisition/ developement of software		457	205	(165)	-	-	(8)	43	532
Cost		1,173	205	-	-	(158)	(18)	125	1,327
Accumulated amortization	20	(716)	-	(165)	-	158	10	(82)	(795)
Other Intangible Assets		192	-	(30)	-	-	(2)	(3)	157
Cost		256	-	-	-	-	17	(2)	271
Accumulated amortization	10 to 20	(64)	-	(30)	-	-	(19)	(1)	(114)
TOTAL INTANGIBLE ASSETS		3,409	582	(977)	(20)	(90)	(10)	40	2,934
Cost		5,118	582	-	(20)	(618)	(1)	123	5,184
Accumulated amortization		(1,709)	-	(977)	-	528	(9)	(83)	(2,250)

(1) There are no contractual commitments for the purchase of new intangible assets;

(2) All intangible assets have a defined useful life.

(3) Note 2.4.l.

F.72

NOTE 17 - DEPOSITS

The table below shows the breakdown of deposits:

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	140,742	67,542	208,284	130,523	83,181	213,704
Time deposits	49,897	67,335	117,232	61,560	82,909	144,469
Interbank deposits	7,394	207	7,601	1,793	272	2,065
Savings deposits	83,451	-	83,451	67,170	-	67,170
Non-interest bearing deposits	34,916	-	34,916	28,932	-	28,932
Demand deposits	34,916	-	34,916	28,932	-	28,932
Total	175,658	67,542	243,200	159,455	83,181	242,636

NOTE 18 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	12/31/2012	12/31/2011
Financial liabilities held for trading
Structured notes	642	2,815
Total	642	2,815

The result from financial liabilities held for trading was R$ (2) (R$ 49 from 01/01 to 12/31/2011 and R$ (26) from 01/01 to 12/31/2010).

The effect of the changes in credit risk of these instruments is not significant at 12/31/2012 and 12/31/2011.

The balance is composed of shares in the amount of R$ 298 (R$ 1,666 at 12/31/2011) and debt securities in the amount of R$ 344 (R$ 1,149 at 12/31/2011). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2012	12/31/2011
	Fair value	Fair value
Current	79	1,803
Up to one year	79	1,803
Non-current	563	1,012
From one to five years	522	909
From five to ten years	36	89
After ten years	5	14
Total	642	2,815

F.73

NOTE 19 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	157,120	110,285	267,405	78,408	107,005	185,413
Transactions backed by own financial assets	57,080	110,285	167,365	43,145	92,576	135,721
Transactions backed by third-party financial assets	100,040	-	100,040	35,263	14,429	49,692
Interbank market debt	53,542	43,531	97,073	47,265	43,233	90,498
Mortgage notes	44	183	227	37	207	244
Real estate credit bills	12,432	864	13,296	14,470	1,281	15,751
Agribusiness credit bills	2,735	2,586	5,321	1,422	1,862	3,284
Financial credit bills	7,593	11,102	18,695	2,544	11,764	14,308
Import and export financing	18,878	4,175	23,053	17,755	3,697	21,452
On-lending - domestic	11,860	24,188	36,048	11,037	24,422	35,459
Other	-	433	433	-	-	-

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	40% of CDI to 13.23%	0.15% to 5.0%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	82% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	85% to 96% of CDI	-
Import and export financing	0.4% to 105.25% of CDI	0.63% to 11.75%
On-lending - domestic	0.5% to 10% of TJLP	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 40% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (*)	3,382	51,797	55,179	10,719	28,996	39,715
Debentures	1,569	-	1,569	1,039	-	1,039
Foreign borrowings through securities	7,119	8,161	15,280	8,143	5,910	14,053
Total	12,070	59,958	72,028	19,901	34,906	54,807

(*) At December 31, 2012, the amount of R$ 51,134 (R$ 38,257 at 12/31/2011) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IPCA + 7.8%	3.04% to 6.2%
Debentures	104.7% of CDI	-
Foreign borrowings through securities	1.40% to 8.0%	0.24% to 16.43%

F.74

NOTE 20 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	31,293	13,199	44,492	28,521	11,733	40,254
Receivables from credit card issuers	20,429	-	20,429	18,317	-	18,317
Insurance and reinsurance operations	4,407	-	4,407	3,590	-	3,590
Deposits in guarantee for contingent liabilities (Note 32)	1,270	11,846	13,116	2,211	10,632	12,843
Deposits in guarantee for foreign borrowing program	758	-	758	601	-	601
Negotiation and intermediation of securities	2,532	110	2,642	1,734	-	1,734
Receivables from reimbursement of contingent liabilities (Note 32c)	237	553	790	195	431	626
Receivables from services provided	1,372	-	1,372	1,260	-	1,260
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	690	690	-	670	670
Foreign exchange portfolio	-	-	-	268	-	268
Operations without credit granting characteristics	288	-	288	345	-	345
Non-financial	8,284	1,639	9,923	5,872	1,485	7,357
Prepaid expenses	2,561	1,615	4,176	2,335	1,485	3,820
Retirement plan assets (Notes 29b and c)	2,815	-	2,815	1,785	-	1,785
Sundry domestic	1,392	-	1,392	897	-	897
Sundry foreign	326	24	350	113	-	113
Other	1,190	-	1,190	742	-	742

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial	50,033	222	50,255	43,999	120	44,119
Credit card operations	45,125	-	45,125	41,195	-	41,195
Foreign exchange portfolio	144	-	144	-	-	-
Negotiation and intermediation of securities	4,105	148	4,253	2,504	-	2,504
Finance leases (Note 14a)	174	74	248	219	120	339
Funds from consortia participants	86	-	86	81	-	81
Other	399	-	399	-	-	-
Non-financial	19,539	417	19,956	17,939	686	18,625
Collection and payment of taxes and contributions	399	-	399	868	-	868
Sundry creditors - domestic	1,648	-	1,648	1,228	-	1,228
Funds for clients in transit	7,207	-	7,207	6,092	-	6,092
Provision for sundry payments	2,011	273	2,284	1,574	570	2,144
Social and statutory	3,004	55	3,059	2,891	85	2,976
Related to insurance operations	922	-	922	914	-	914
Liabilities for official agreements and rendering of payment services	370	-	370	1,507	-	1,507
Provision for retirement plan benefits (Note 29b and d)	569	37	606	343	31	374
Personnel provision	1,163	52	1,215	1,113	-	1,113
Provision for health insurance	635	-	635	623	-	623
Deferred income	1,110	-	1,110	570	-	570
Other	501	-	501	216	-	216

F.75

NOTE 21 – STOCKHOLDERS’ EQUITY

a) Capital

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2011), of which R$ 31,159 (R$ 31,552 at December 31, 2011) refers to stockholders resident in Brazil and R$ 13,841 (R$ 13,448 at December 31, 2011) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2012
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Purchase of shares	-	4,300,000	4,300,000	(122)
Exercised options – Granting of stock options	-	(5,783,920)	(5,783,920)	126
Disposals – Stock option plan	-	(3,255,812)	(3,255,812)	136
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523)
Shares outstanding at 12/31/2012	2,289,284,300	2,229,095,461	4,518,379,761
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

	12/31/2011
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares - ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Partners’ options	-	(5,977,962)	(5,977,962)	117
Disposals – Stock option plan	(27)	(4,264,938)	(4,264,965)	151
Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

F.76

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2012
Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	9.65	28.99
Market value at 12/31/2012	31.18	33.39

	01/01 to 12/31/2011
Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value at 12/31/2011	27.01	33.99

F.77

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment of April 2012, it will be increased by 25%, to R$ 0.015 per share, according to the Board of Directors’ meeting held on February 6, 2012.

At March 13, 2012, interest on capital was paid in the amount of R$ 1,847 – R$ 0.4092 per share, which at December 31, 2011 was recorded in stockholders Equity in the Special Revenue Reserve (Appropriated Reserves).

On August 15, 2012, Interest on Capital was paid in the amount of R$ 1,253 – R$ 0.2774 per share related to the 1st half of 2012.

Additionally, interest on capital was declared after December 31, 2012, segregated into stockholders' equity in special revenue reserves in the amount of R$ 1,728 - R$ 0.3824 per share, which, net of withholding income tax, totals R$ 1,468 (R$ 1,847 – R$ 0.4092 per share, which, net of withholding income tax, totals R$ 1,570 in 12/31/2011).

Payments/Provision for interest on capital and dividends

	12/31/2012
	Gross	WHT	Net
Paid / Prepaid	1,971	(188)	1,783
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends - 9 monthly installments of R$ 0.015 per share paid from April to December 2012	610	-	610
Interest on capital - R$ 0.2774 per share paid on August 15, 2012	1,253	(188)	1,065

Declared until 12/31/2012 (Recorded in Other liabilities)	1,478	(212)	1,267
Dividends - 1 monthly installment of R$ 0.015 per share paid on January 2, 2013	68	-	68
Interest on capital - R$ 0.3120 per share, credited in 12/28/2012 and to be paid until 04/30/2013	1,410	(212)	1,199

Declared after December 31, 2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,728	(259)	1,468
Interest on capital - R$ 0.3824 per share to be paid until 04/30/2013	1,728	(259)	1,468

Total from 01/01 to 12/31/2012 - R$ 1.0000 net per share	5,177	(658)	4,518

Payments/Provision for interest on capital and dividends

	12/31/2011
	Gross	WHT	Net
Paid / Prepaid	1,820	(183)	1,637
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2011	598	-	598
Interest on capital - R$ 0.2706 per share paid on August 22, 2011	1,222	(183)	1,039

Declared until 12/31/2011 (Recorded in Other liabilities)	1,387	(200)	1,187
Dividends - 1 monthly installment of R$ 0.012 per share paid on January 2, 2012	54	-	54
Interest on capital - R$ 0.2880 per share, credited in 12/29/2012 and paid between 01/01/2012 and 04/30/2012	1,300	(195)	1,105
Interest on capital - R$ 0.0072 per share and paid between 01/01/2012 and 04/30/2012	33	(5)	28

Declared after December 31, 2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,847	(277)	1,570
Interest on capital - R$ 0.4092 per share and paid between 01/01/2012 and 04/30/2012	1,847	(277)	1,570

Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054	(660)	4,394

Payments/Provision of interest on capital and dividends

	12/31/2010
	Gross	WTF	Net
Paid / Prepaid	1,716	(168)	1,548
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2010	598	-	598
Interest on capital - R$ 0.2465 per share, paid on 08/20/2010	1,118	(168)	950

Declared until December 31, 2010 (Recorded in Other Liabilities)	1,460	(210)	1,250
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 01/02/2011	55	-	55
Interest on capital - R$ 0.2150 per share, credited at 12/30/2010 and paid between 01/01/2011 and 04/30/2011	977	(147)	830
Interest on capital - R$ 0.0943 per share paid between 01/01/2011 and 04/30/2011	428	(63)	365

Declared after December 31, 2010 (Recorded in Revenue Reserve)	1,308	(196)	1,112
Interest on capital - R$ 0.2879 per share paid between 01/01/2011 and 04/30/2011	1,308	(196)	1,112

Total from 01/01 to 12/31/2010 - R$ 0.8605 net per share	4,484	(574)	3,910

F.78

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	12/31/2012	12/31/2011	12/31/2010
CAPITAL RESERVES (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1	1
REVENUE RESERVES	22,138	23,994	16,619
Legal (2)	4,388	3,848	3,254
Statutory	23,382	18,299	13,365
Dividends equalization (3)	6,291	3,751	3,403
Working capital increase (4)	6,274	5,257	3,963
Increase in capital of investees (5)	10,817	9,291	5,999
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3 c)	(7,360)	-	-
Unrealized profits (6)	1,728	1,847	-
Total reserves at parent company	22,423	24,279	16,904

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31, 2012.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

F.79

NOTE 22 – STOCK OPTION PLAN

a) Purpose and Guidelines of the Plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b) Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

F.80

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

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2012 - R$ 36.00 per share (R$ 37.00 per share at December 31, 2011).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 50 at December 31, 2012 (R$ 48 at December 31, 2011).

F.81

Summary of changes in the plan

					Exercised options		Number of shares
Granting		Vesting	Exercise	Restated exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	period until	deadline	price (R$1)	exercise price	market value	12/31/2011	Granted	Exercised	Canceled	at 12/31/2012

Simple options
11th	2/21/2005	12/31/2009	12/31/2012	20.27	19.79	33.68	937,275	-	(937,275)	-	-
11th	8/6/2007	12/31/2009	12/31/2012	20.27	19.79	33.68	11,357	-	(11,357)	-	-
12th	2/21/2006	12/31/2010	12/31/2013	30.15	28.25	37.00	6,854,365	-	(1,946,485)	-	4,907,880
12th	8/6/2007	12/31/2010	12/31/2013	30.15	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	34.28	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	37.27	-	-	75,901	-	-	(75,901)	-
35th	3/22/2007	3/22/2011	3/21/2012	38.95	-	-	29,518	-	-	(29,518)	-
36th	5/14/2008	5/14/2011	5/13/2012	46.72	-	-	25,301	-	-	(25,301)	-
30th	7/4/2006	7/4/2011	7/3/2012	29.90	-	-	52,707	-	-	(52,707)	-
33rd	8/30/2006	8/30/2011	8/29/2012	33.36	32.70	38.42	21,083	-	(21,083)	-	-
13th	2/14/2007	12/31/2011	12/31/2014	38.39	35.91	38.32	7,732,975	-	(344,650)	(1,145,825)	6,242,500
13th	8/6/2007	12/31/2011	12/31/2014	38.39	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.39	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	39.00	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	38.95	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	48.46	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	39.61	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	44.27	-	-	9,266,066	-	-	(2,097,144)	7,168,922
14th	5/5/2008	12/31/2012	12/31/2015	44.27	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	44.27	-	-	45,954	-	-	-	45,954
Total options to be exercised					26.63	36.18	26,200,030	-	(3,260,850)	(3,426,396)	19,512,784
36th	5/14/2008	5/14/2013	5/13/2014	48.46	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	28.95	27.12	35.16	14,114,940	-	(1,452,840)	(21,340)	12,640,760
15th	10/28/2009	12/31/2013	12/31/2016	28.95	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	47.02	-	-	6,052,223	-	-	(119,229)	5,932,994
18th	5/11/2010	12/31/2014	12/31/2017	47.02	-	-	1,163,919	-	-	(49,928)	1,113,991
37th	4/19/2011	12/31/2015	12/31/2018	45.93	-	-	9,769,432	-	-	(167,211)	9,602,221
37th	1/13/2012	12/31/2015	12/31/2018	45.93	-	-	-	15,383	-	-	15,383
38th	1/13/2012	12/31/2016	12/31/2019	34.35	-	-	-	15,097	-	-	15,097
38th	4/27/2012	12/31/2016	12/31/2019	34.35	-	-	-	10,373,657	-	(40,264)	10,333,393
Total options outstanding					27.12	35.16	31,171,768	10,404,137	(1,452,840)	(397,972)	39,725,093
Total simple options					26.78	35.87	57,371,798	10,404,137	(4,713,690)	(3,824,368)	59,237,877

Partner options
4th	3/3/2008	3/3/2011	-	-	-	-	39,906	-	-	(39,906)	-
5th	9/3/2008	9/3/2011	-	-	-	-	46,710	-	-	(46,710)	-
6th	3/6/2009	3/6/2012	-	-	-	35.90	719,023	-	(681,490)	(37,533)	-
7th	6/19/2009	3/6/2012	-	-	-	35.90	79,446	-	(79,446)	-	-
1st	9/3/2007	9/3/2012	-	-	-	32.05	309,508	-	(309,294)	(214)	-
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
Total options to be exercised				-	-	34.79	1,228,067	-	(1,070,230)	(124,363)	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	388,432	-	-	(15,488)	372,944
8th	8/17/2010	8/16/2013	-	-	-	-	339,632	-	-	(11,120)	328,512
9th	8/30/2010	8/16/2013	-	-	-	-	329,711	-	-	(7,750)	321,961
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	449,442	-	-	(26,875)	422,567
10th	9/30/2010	9/29/2013	-	-	-	-	1,862,409	-	-	(48,015)	1,814,394
17th	6/14/2012	2/27/2014	-	-	-	-	-	7,791	-	-	7,791
12th	2/28/2011	2/28/2014	-	-	-	-	1,558,584	-	-	(28,176)	1,530,408
6th	3/6/2009	3/6/2014	-	-	-	-	704,604	-	-	(45,197)	659,407
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014	-	-	-	-	509	-	-	-	509
17th	6/14/2012	8/18/2014	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2014	-	-	-	-	706,397	-	-	(19,628)	686,769
17th	6/14/2012	2/23/2015	-	-	-	-	-	8,187	-	-	8,187
15th	2/24/2012	2/24/2015	-	-	-	-	-	1,583,044	-	(10,952)	1,572,092
16th	2/24/2012	2/24/2015	-	-	-	-	-	69,156	-	-	69,156
8th	8/17/2010	8/16/2015	-	-	-	-	338,923	-	-	(11,508)	327,415
9th	8/30/2010	8/16/2015	-	-	-	-	329,152	-	-	(7,928)	321,224
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,858,518	-	-	(50,048)	1,808,470
17th	6/14/2012	2/27/2016	-	-	-	-	-	7,790	-	-	7,790
12th	2/28/2011	2/28/2016	-	-	-	-	1,557,215	-	-	(29,532)	1,527,683
14th	11/4/2011	8/18/2016	-	-	-	-	508	-	-	-	508
17th	6/14/2012	8/18/2016	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2016	-	-	-	-	706,338	-	-	(20,011)	686,327
17th	6/14/2012	2/23/2017	-	-	-	-	-	8,186	-	-	8,186
15th	2/24/2012	2/24/2017	-	-	-	-	-	1,582,979	-	(11,248)	1,571,731
16th	2/24/2012	2/24/2017	-	-	-	-	-	69,151	-	-	69,151
Total options outstanding					-	-	11,245,248	3,341,338	-	(343,476)	14,243,110
Total partner options					-	34.79	12,473,315	3,341,338	(1,070,230)	(467,839)	14,276,584

TOTAL SIMPLE/PARTNER OPTIONS					26.78	35.67	69,845,113	13,745,475	(5,783,920)	(4,292,207)	73,514,461

(*) Refers to non-exercise due to the beneficiary’s option.

F.82

Summary of changes in the plan

					Exercised options		Number of shares
Granting		Vesting	Exercise	Restated exercise	Weighted average	Weighted average	Prior balance			Forfeited(*) /	To be exercised
No.	Date	period until	deadline	price (R$1)	exercise price	market value	12/31/2010	Granted	Exercised	Canceled	at 12/31/2011

Simple options
10th	2/16/2004	12/31/2008	12/31/2011	13.46	13.23	35.17	712,942	-	712,942	-	-
27th	2/1/2005	5/5/2009	1/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	2/21/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	2,877,600	-	1,912,825	27,500	937,275
11th	8/1/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	27,500	-	27,500	-	-
11th	8/6/2007	12/31/2009	12/31/2012	18.94	-	-	11,357	-	-	-	11,357
27th	2/1/2005	2/1/2010	1/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	3/21/2007	3/21/2010	3/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	3/22/2007	3/22/2010	3/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	7/4/2006	7/4/2010	7/3/2011	28.49	28.45	36.48	52,710	-	52,710	-	-
29th	9/19/2005	9/19/2010	9/18/2011	21.77	21.30	38.45	12,650	-	12,650	-	-
12th	2/21/2006	12/31/2010	12/31/2013	28.18	27.30	36.42	8,025,250	-	1,110,385	60,500	6,854,365
12th	8/6/2007	12/31/2010	12/31/2013	28.18	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	32.05	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2011	3/21/2012	36.80	-	-	29,518	-	-	-	29,518
36th	5/14/2008	5/14/2011	5/13/2012	45.79	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	29.21	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	32.34	-	-	21,083	-	-	-	21,083
13th	2/14/2007	12/31/2011	12/31/2014	35.89	34.82	36.93	8,546,975	-	507,375	306,625	7,732,975
13th	8/6/2007	12/31/2011	12/31/2014	35.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	45,954	-	-	-	45,954
Total options to be exercised					21.84	35.62	21,572,589	-	4,365,426	500,044	16,707,119
34th	3/21/2007	3/21/2012	3/20/2013	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	36.80	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	45.79	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	37.02	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	41.37	-	-	10,846,487	-	-	1,580,421	9,266,066
14th	5/5/2008	12/31/2012	12/31/2015	41.37	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.37	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	45.79	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	27.06	26.97	33.88	15,067,330	-	804,770	147,620	14,114,940
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	43.95	-	-	6,126,609	-	-	74,386	6,052,223
18th	5/11/2010	12/31/2014	12/31/2017	43.95	-	-	1,206,340	-	-	42,421	1,163,919
37th	4/19/2011	12/31/2015	12/31/2018	42.93	-	-	-	9,863,110	-	93,678	9,769,432
Total options outstanding					26.97	33.88	33,544,865	9,863,110	804,770	1,938,526	40,664,679
Total simple options					22.64	35.35	55,117,454	9,863,110	5,170,196	2,438,570	57,371,798

Partner options
4th	3/3/2008	3/3/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
5th	9/3/2008	9/3/2011	-	-	-	28.83	490,624	-	431,185	12,729	46,710
Total options to be exercised				-	-	37.22	907,111	-	807,766	12,729	86,616
6th	3/6/2009	3/6/2012	-	-	-	-	740,362	-	-	21,339	719,023
7th	6/19/2009	3/6/2012	-	-	-	-	79,446	-	-	-	79,446
1st	9/3/2007	9/3/2012	-	-	-	-	329,181	-	-	19,673	309,508
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	415,930	-	-	27,498	388,432
8th	8/17/2010	8/16/2013	-	-	-	-	376,916	-	-	37,284	339,632
9th	8/30/2010	8/16/2013	-	-	-	-	359,991	-	-	30,280	329,711
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	490,126	-	-	40,684	449,442
10th	9/30/2010	9/29/2013	-	-	-	-	1,940,987	-	-	78,578	1,862,409
12th	2/28/2011	2/28/2014	-	-	-	-	-	1,585,541	-	26,957	1,558,584
6th	3/6/2009	3/6/2014	-	-	-	-	739,608	-	-	35,004	704,604
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014		-	-	-	-	509	-	-	509
13th	8/19/2011	8/19/2014	-	-	-	-	-	706,397	-	-	706,397
8th	8/17/2010	8/16/2015	-	-	-	-	376,876	-	-	37,953	338,923
9th	8/30/2010	8/16/2015	-	-	-	-	359,962	-	-	30,810	329,152
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,940,951	-	-	82,433	1,858,518
12th	2/28/2011	2/28/2016	-	-	-	-	-	1,585,497	-	28,282	1,557,215
13th	8/19/2011	8/19/2016	-	-	-	-	-	706,338	-	-	706,338
14th	11/4/2011	8/18/2016	-	-	-	-	-	508	-	-	508
Total options outstanding					-	-	8,298,684	4,584,790	-	496,775	12,386,699
Total partner options					-	37.22	9,205,795	4,584,790	807,766	509,504	12,473,315

TOTAL SIMPLE/PARTNER OPTIONS				-	22.84	32.92	64,323,249	14,447,900	5,977,962	2,948,074	69,845,113

(*) Refers to non-exercise due to the beneficiary’s option.

F.83

Summary of Changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2011	New SBI's	Converted into shares	Canceled	Balance at 12/31/2012
1st	8/17/2010	8/16/2012	110,588	-	(109,069)	(1,519)	-
1st	8/17/2010	8/16/2013	110,577	-	-	(3,206)	107,371
1st	8/30/2010	8/16/2012	10,216	-	(10,216)	-	-
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2012	3,971	-	(3,971)	-	-
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2012	424,163	-	(412,329)	(11,834)	0
2nd	9/30/2010	9/29/2013	424,154	-	-	(11,834)	412,320
3rd	2/28/2011	2/27/2011	444,040	-	(444,040)	-	-
3rd	2/28/2011	2/27/2012	444,030	-	-	(8,679)	435,351
3rd	2/28/2011	2/27/2013	444,020	-	-	(8,678)	435,342
4th	2/24/2012	2/24/2013	-	468,852	-	(4,671)	464,181
4th	2/24/2012	2/24/2014	-	468,836	-	(4,671)	464,165
4th	2/24/2012	2/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(979,625)	(59,763)	2,797,062

Number	Vesting period		Prior balance 12/31/2010	New SBI's	Converted into shares	Canceled	Balance at 12/31/2011
1st	8/17/2010	8/16/2011	114,980	-	(110,598)	(4,382)	-
1st	8/17/2010	8/16/2012	114,969	-	-	(4,381)	110,588
1st	8/17/2010	8/16/2013	114,958	-	-	(4,381)	110,577
1st	8/30/2010	8/16/2011	10,221	-	(10,221)	-	-
1st	8/30/2010	8/16/2012	10,216	-	-	-	10,216
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2011	3,972	-	(3,972)	-	-
1st	9/30/2010	8/16/2012	3,971	-	-	-	3,971
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2011	424,172	-	(424,172)	-	-
2nd	9/30/2010	9/29/2012	424,163	-	-	-	424,163
2nd	9/30/2010	9/29/2013	424,154	-	-	-	424,154
3rd	2/28/2011	2/27/2011	-	444,040	-	-	444,040
3rd	2/28/2011	2/27/2012	-	444,030	-	-	444,030
3rd	2/28/2011	2/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	(548,963)	(13,144)	2,429,941

F.84

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility

Simple options
37th	1/13/2012	12/31/2015	12/31/2018	35.50	8.85	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35.50	12.45	2.97%	5.25%	30.32%
38th	4/27/2012	12/31/2016	12/31/2019	29.70	7.82	3.02%	3.91%	29.93%

Partner options (*)
15th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
15th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
16th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
16th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
17th	6/14/2012	8/18/2014	-	29.57	27.69	3.02%	-	-
17th	6/14/2012	2/27/2014	-	29.57	28.08	3.02%	-	-
17th	6/14/2012	2/23/2015	-	29.57	27.26	3.02%	-	-
17th	6/14/2012	8/18/2016	-	29.57	26.06	3.02%	-	-
17th	6/14/2012	2/27/2016	-	29.57	26.44	3.02%	-	-
17th	6/14/2012	2/23/2017	-	29.57	25.65	3.02%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

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

The effect of Income for the period from January 1 to December 31, 2012 was R$ (177) (R$ (163) from January 1 to December 31, 2011 and R$ (131) from January 1 to December 31, 2010), with a corresponding amount to Additional Paid-in Capital – Granted Options Recognized.

In the stockholders’ equity, the effect was as follows:

	12/31/2012	12/31/2011	12/31/2010
Amount received for the sale of shares – exercised options	209	353	406
(-) Cost of treasury shares sold	(262)	(268)	(403)
Effect of sale (*)	(53)	85	3

(*) Recorded in Additional paid-in capital.

F.85

NOTE 23 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM INVESTIMENT SECURITIES AND DERIVATIVES

a)	Interest and similar income

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Central Bank compulsory deposits	5,334	9,182	4,025
Interbank deposits	1,042	890	824
Securities purchased under agreements to resell	10,096	9,961	9,940
Financial assets held for trading	13,324	14,676	8,028
Available-for-sale financial assets	3,771	2,888	2,997
Held-to-maturity financial assets	471	360	456
Loan and lease operations	61,139	58,492	50,693
Other financial assets	1,187	903	855
Total	96,364	97,352	77,818

b)	Interest and similar expense

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Deposits	(10,544)	(12,186)	(10,591)
Securities sold under repurchase agreements	(17,539)	(22,133)	(15,774)
Interbank market debt	(5,747)	(5,536)	(2,100)
Institutional market debt	(7,693)	(10,505)	(4,337)
Financial expense from technical reserves for insurance and private pension plans	(6,513)	(5,239)	(4,038)
Other	(31)	-	-
Total	48,067)	(55,599)	(36,840)

c)	Net gain (loss) from investment securities and derivatives

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Financial assets held for trading and Derivatives, including the ineffective portion of hedge accounting related derivatives	741	787	2,712
Financial assets designated at fair value through profit or loss	17	20	(1)
Available-for-sale financial assets	705	444	151
Total	1,463	1,251	2,862

NOTE 24 - BANKING SERVICE FEES

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Current account services	5,272	5,445	4,275
Asset management fees	2,159	2,745	2,570
Collection commissions	1,176	1,047	1,076
Fees from credit card services	7,888	7,446	6,408
Fees for guarantees issued and credit lines	1,135	1,393	1,422
Brokerage commission	243	361	471
Other	1,071	973	870
Total	18,944	19,410	17,092

F.86

NOTE 25 - OTHER INCOME

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies (*)	1,684	271	280
Recovery of expenses	121	184	214
Reversal of provisions	234	366	338
Other	243	337	578
Total	2,282	1,158	1,410

(*) Basically composed of the result of the full disposal of investment in Serasa S.A. in the amount of R$ 1,542.

NOTE 26 - GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Personnel expenses	(14,332)	(13,373)	(13,006)
Compensation	(5,961)	(5,910)	(5,585)
Charges	(2,109)	(2,036)	(1,978)
Welfare benefits	(1,845)	(1,479)	(1,442)
Retirement plans and post-employment benefits (Note 29)	760	82	(129)
Defined benefit	(125)	(192)	(1,170)
Defined contribution	885	274	1,041
Stock option plan (Note 21d)	(177)	(163)	(131)
Training	(242)	(259)	(233)
Employee profit sharing	(2,560)	(2,316)	(2,285)
Dismissals	(462)	(398)	(343)
Provision for labor claims (Note 32)	(1,736)	(894)	(880)
Administrative expenses	(12,665)	(12,490)	(12,351)
Data processing and telecommunications	(3,523)	(3,450)	(3,271)
Third-party services	(3,255)	(3,014)	(2,734)
Installations	(962)	(1,135)	(1,281)
Advertising, promotions and publications	(942)	(981)	(1,235)
Rent	(974)	(916)	(861)
Transportation	(500)	(583)	(596)
Materials	(386)	(460)	(456)
Financial services	(512)	(438)	(443)
Security	(511)	(482)	(451)
Utilities	(290)	(295)	(283)
Travel	(188)	(189)	(168)
Other	(622)	(547)	(572)
Depreciation	(1,346)	(1,184)	(1,166)
Amortization	(844)	(984)	(977)
Insurance acquisition expenses	(1,253)	(1,268)	(1,330)
Other expenses	(7,640)	(6,375)	(5,802)
Expenses related to credit cards	(2,108)	(1,796)	(1,697)
Reimbursement related to acquisitions	(51)	(148)	(116)
Losses with third-party frauds	(734)	(753)	(558)
Loss on sale of assets held for sale, fixed assets and investments in unconsolidated companies (*)	(458)	(139)	(226)
Provision for civil lawsuits (Note 32)	(2,329)	(1,616)	(1,327)
Provision for tax and social security lawsuits	(1,004)	(1,038)	(1,170)
Refund of interbank costs	(215)	(195)	(186)
Impairment (Notes 15 and 16)	(7)	(45)	(20)
Other	(734)	(645)	(502)
Total	(38,080)	(35,674)	(34,632)

(*) Basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

F.87

NOTE 27 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income Tax and Social Contribution expense:

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Income before income tax and social contribution	17,416	18,251	18,030
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(6,966)	(7,300)	(7,212)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of unconsolidated companies, net	68	45	113
Foreign exchange variation on assets and liabilities abroad	447	916	(255)
Interest on capital	1,789	1,662	1,496
Dividends, interest on external debt bonds and tax incentives	188	269	289
Other	249	767	33
Total income tax and social contribution	(4,225)	(3,641)	(5,536)

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2011	Realization / Reversal	Increase	12/31/2012
Reflected in income	28,466	(11,438)	14,032	31,060
Related to income tax and social contribution tax carryforwards	4,188	(1,480)	1,247	3,955
Allowance for loan and lease losses	12,889	(4,837)	8,223	16,275
Adjustment to market value of derivative financial instruments	302	(302)	229	229
Goodwill on purchase of investments	4,261	(1,923)	423	2,761
Legal liabilities – tax and social security	1,417	(4)	232	1,645
Provision for contingent liabilities	2,766	(1,585)	2,306	3,487
Civil lawsuits	1,185	(633)	870	1,422
Labor claims	984	(844)	1,084	1,224
Tax and social security	577	(107)	352	822
Other	20	(1)	-	19
Adjustments of operations carried out in futures settlement market	11	(4)	1	8
Provision related to health insurance operations	249	-	5	254
Other	2,383	(1,303)	1,366	2,446

Reflected in stockholders’ equity	344	(192)	3,791	3,943
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3 c)	-	-	3,791	3,791
Adjustment to market value of available-for-sale securities	344	(192)	-	152
Total (*)	28,810	(11,630)	17,823	35,003

 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 (R$ 22,745 at December 31, 2011) and R$ 3,038 ( R$ 4,319 at December 31, 2011).

	12/31/2010	Realization / Reversal	Increase	12/31/2011
Reflected in income	25,788	(10,948)	13,626	28,466
Related to income tax and social contribution tax carryforwards	2,998	(1,330)	2,520	4,188
Allowance for loan and lease losses	10,423	(4,318)	6,784	12,889
Adjustment to market value of derivative financial instruments	22	(39)	319	302
Goodwill on purchase of investments	5,905	(2,896)	1,252	4,261
Legal liabilities – tax and social security	1,313	(39)	143	1,417
Provision for contingent liabilities	2,418	(1,024)	1,372	2,766
Civil lawsuits	1,038	(349)	496	1,185
Labor claims	884	(608)	708	984
Tax and social security	462	(53)	168	577
Other	34	(14)	-	20
Adjustments of operations carried out in futures settlement market	47	(45)	9	11
Provision related to health insurance operations	242	-	7	249
Other	2,420	(1,257)	1,220	2,383

Reflected in stockholders’ equity - Adjustment to market value of available-for-sale securities	132	(66)	278	344

Total (*)	25,920	(11,014)	13,904	28,810

 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 22,745 and R$ 4,319 .

F.88

II-	The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2011	Realization/ reversal	Increase	12/31/2012
Reflected in income	9,885	(3,385)	1,872	8,372
Depreciation in excess – finance lease	7,560	(2,785)	678	5,452
Taxation of results abroad – capital gains	78	-	89	167
Adjustments of operations carried out in futures settlement market	83	(2)	35	117
Adjustments to market value of securities and derivative financial instruments	175	(175)	234	234
Restatement of escrow deposits and contingent liabilities	806	(225)	330	911
Pension plans	594	-	321	915
Other	589	(199)	185	575
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	789	1,288
Total (*)	10,384	(3,385)	2,660	9,660

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 (R$ 22,745 at 12/31/2011) and R$ 3,038 (R$ 4,319 at 12/31/2011).

	12/31/2010	Realization/ reversal	Increase	12/31/2011
Reflected in income	10,395	(2,919)	2,409	9,885
Depreciation in excess – finance lease	8,295	(2,365)	1,630	7,560
Taxation of results abroad – capital gains	34	-	44	78
Adjustments of operations carried out in futures settlement market	43	(3)	43	83
Adjustments to market value of securities and derivative financial instruments	264	(264)	175	175
Restatement of escrow deposits and contingent liabilities	701	(157)	262	806
Pension plans	543	-	51	594
Other	515	(130)	204	589
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	721	(474)	252	499
Total (*)	11,116	(3,393)	2,661	10,384

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 22,745 and R$ 4,319.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2013	11,203	36%	572	14%	11,775	34%	(2,302)	24%	9,473	37%
2014	3,663	12%	571	14%	4,234	12%	(1,615)	17%	2,619	10%
2015	5,357	17%	405	10%	5,762	16%	(2,052)	21%	3,710	15%
2016	2,420	8%	1,164	29%	3,584	10%	(1,002)	10%	2,582	10%
2017	1,424	5%	1,141	29%	2,565	7%	(631)	7%	1,934	8%
After 2017	6,981	22%	102	4%	7,083	21%	(2,058)	21%	5,025	20%
Total	31,048	100%	3,955	100%	35,003	100%	(9,660)	100%	25,343	100%
Present value (*)	27,151		3,514		30,665		(8,480)		22,185

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

F.89

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Net income	12,634	13,837	11,708
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(49)	(49)
Subtotal	12,585	13,788	11,659
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)	(50)
Subtotal	12,535	13,738	11,609

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	6,352	6,944	5,859
To preferred equity owners	6,183	6,794	5,750

Total net income available to common equity owners	6,402	6,994	5,909
Total net income available to preferred equity owners	6,232	6,843	5,799

Weighted average number of shares outstanding
Common shares	2,289,284,300	2,289,284,275	2,289,284,273
Preferred shares	2,228,675,507	2,240,026,557	2,246,784,818

Earnings per share - Basic – R$
Common shares	2.80	3.06	2.58
Preferred shares	2.80	3.06	2.58

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Total net income available to preferred equity owners	6,232	6,843	5,799
Dividend on preferred shares after dilution effects	15	17	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	6,247	6,860	5,816

Total net income available to ordinary equity owners	6,402	6,994	5,909
Dividend on preferred shares after dilution effects	(15)	(17)	(17)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	6,387	6,977	5,892
			-
Adjusted weighted average of shares
Common shares	2,289,284,300	2,289,284,275	2,289,284,273
Preferred shares	2,239,708,939	2,251,061,836	2,260,240,831
Preferred shares	2,228,675,507	2,240,026,557	2,246,784,818
Incremental shares from stock options granted under our Stock Option Plan	11,033,432	11,035,279	13,456,013
			-
Earnings per share - Diluted – R$
Common shares	2.79	3.05	2.57
Preferred shares	2.79	3.05	2.57

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 16,575,701 preferred shares at 12/31/2012, 11,846,655 preferred shares at 12/31/2011 and 3,549,386 preferred shares at 12/31/2010.

F.90

NOTE 29 – EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

F.91

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3) (4)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (5)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

(5) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary Social Security(PREVIC) on December 28, 2012.

F.92

b)	Defined benefit plans

I -	Main assumptions used in actuarial valuation of retirement plans

	12/31/2012	12/31/2011
Discount rate (1)	8.16% a.a.	9.72% a.a.
Expected return rate on assets (1)	8.16% a.a.	11.32% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The Discount Rate and Expected Return Rate on Assets assumptions were changed in order to be consistent with the economic scenario observed at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

II –	Management of defined benefit plan assets

The management of funds of the closed-end private pension entities seeks to achieve the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

F.93

The allocation of plan assets and the allocation target by type of asset are as follows:

	At		% Allocation
Types	12/31/2012	12/31/2011	12/31/2012	12/31/2011	2013 Target
Fixed income securities	13,736	10,341	91.14%	87.85%	53% to 100%
Variable income securities	763	1,051	5.06%	8.93%	0% to 20%
Structured investments	16	14	0.11%	0.11%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	532	344	3.53%	2.92%	0% to 7%
Loans to participants	25	23	0.17%	0.19%	0% to 5%
Total	15,072	11,773	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 589 (R$ 531 at 12/31/2011), and real estate rented to Group companies, with a fair value of R$ 498 (R$ 298 at 12/31/2011).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the asset types detailed above. For the fixed-income segment, the interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III-	Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2012	12/31/2011
1 - Net assets of the plans	15,072	11,773
2- Actuarial liabilities	(12,906)	(10,413)
3- Surplus (1-2)	2,166	1,360
4- Asset ceiling (*)	(2,137)	(1,263)
5- Net amount recognized in the balance sheet	29	97
Amount recognized in assets (Note 20a)	487	342
Amount recognized in liabilities (Note 20b)	(458)	(245)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

F.94

IV - Change in plan net assets, defined benefit obligations, and surplus

	12/31/2012			12/31/2011
	Plan net assets	Defined benefit obligation	Surplus	Plan net assets	Defined benefit obligation	Surplus
Present value – beginning of the period	11,773	(10,413)	1,360	11,229	(9,871)	1,358
Inclusion of Itaú Defined Contribution Plan	-	-	-	12	(13)	(1)
Effects of the partial spin-off of Redecard (1)	-	-	-	(44)	42	(2)
Expected return on assets (2)	1,303	-	1,303	1,342	-	1,342
Cost of current service	-	(85)	(85)	-	(91)	(91)
Interest cost	-	(985)	(985)	-	(930)	(930)
Benefits paid	(671)	671	-	(601)	601	-
Contributions of sponsors	57	-	57	42	-	42
Contributions of participants	15	-	15	9	-	9
Actuarial gain/(loss) (2) (3) (4)	2,595	(2,094)	501	(216)	(151)	(367)
Present value - end of the period	15,072	(12,906)	2,166	11,773	(10,413)	1,360

(1) During the fiscal year 2011, a process of migration of participants from Redecard Retirement Plan, structured as a defined benefit plan, to the Redecard Pension Plan, which is structured as a defined contribution plan, was carried out. For those participants who migrated to the Redecard Pension Plan, the accumulation of future benefit is now performed as a defined contribution, and therefore there is no replacement for the same type of benefit.

(2) Gains (losses) recorded in plan assets correspond to the income earned above/below the expected return rate of assets.

(3) At December 31, 2012 losses in Actuarial Liabilities basically correspond to the effects arising from the change in the Interest Rate assumption (from 9.72% to 8.16%).

(4) The actual return on assets amounted to R$ 3,898 (R$ 1,126 at 12/31/2011).

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Plan net assets	15,072	11,773	11,229	14,817	12,493
Defined benefit obligation	(12,906)	(10,413)	(9,871)	(11,234)	(11,264)
Surplus	2,166	1,360	1,358	3,583	1,229
Experience adjustments in plan net assets	2,595	(216)	703	1,067	(979)
Experience adjustments in defined benefit obligation	(2,094)	(151)	(886)	162	(823)

The amounts for the years 2008 through 2009, calculated based on the Brazilian standards equivalent to IAS 19, are presented only for change effects, considering that in conformity with the exemption set forth in IFRS 1, assets, liabilities, and gains and losses were recognized at 01/01/2010.

F.95

V-	Total revenue (expenses) recognized in income for the period

Total expenses recognized for defined benefit plans include the following components:

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Cost of current service	(85)	(91)	(87)
Interest cost	(985)	(930)	(943)
Expected return on the plan net assets	1,303	1,342	1,342
Effects of the partial spin-off of PAC	-	-	(2,437)
Effects of the partial spin-off of Redecard	-	(1)	-
Effects on asset ceiling	(874)	(154)	1,098
Gain/(loss) for the period	501	(367)	(183)
Contributions of participants	15	9	40
Total revenue (expenses) recognized in income for the period	(125)	(192)	(1,170)

During the period, the contributions made totaled R$ 57 (R$ 42 from 01/01 to 12/31/2011). The contribution rate increases based on the beneficiary’s salary.

In 2013, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 35.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	708
2014	741
2015	762
2016	784
2017	806
2018 to 2022	4,399

c)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 2,328 (R$ 1,443 from 01/01 to 12/31/2011) (Note 20a).

Total revenue recognized for defined contribution plans includes the following components:

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Effects of the partial spin-off of PAC	-	-	1,477
Contribution	(146)	(144)	(111)
Gain/(Loss) in Plan Assets	1,035	150	256
Effects on asset ceiling	(4)	268	(581)
Total revenue recognized in income for the period	885	274	1,041
F.96

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 196 (R$ 193 at 12/31/2011), of which R$ 146 (R$ 144 at 12/31/2011) were pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

	12/31/2012	12/31/2011	12/31/2010
At the beginning of the period	(120)	(105)	(100)
Interest cost	(11)	(10)	(10)
Benefits paid	6	6	5
Actuarial loss	(23)	(11)	-
At the end of the period (Note 20b)	(148)	(120)	(105)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	6
2014	7
2015	7
2016	8
2017	8
2018 a 2022	52

II-	Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29b I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	2	(2)
Effects on present value of obligation	26	(21)
F.97

NOTE 30 – INSURANCE CONTRACTS

a)	Insurance contracts

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

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

F.98

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

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.7	86.4	1.5	1.5
Commercial multiple peril	43.7	43.6	15.7	17.7
Group life	44.6	39.0	10.8	11.5
Credit life	21.4	21.8	23.1	25.2
Extended warranty - assets	17.9	19.5	65.1	65.4
Specified and all risks	85.6	71.0	4.5	6.0
Group accident insurance	7.9	6.3	37.8	45.3

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

F.99

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued			Reinsurance			Retained premiums and contributions
	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
VGBL	15,890	10,010	7,036	-	-	-	15,890	10,010	7,036
PGBL	1,554	1,424	1,247	-	(1)	-	1,554	1,423	1,247
Warranty extension - assets	1,368	1,365	1,158	-	-	-	1,368	1,365	1,158
Group life	1,299	1,165	1,150	(41)	(24)	(17)	1,258	1,141	1,133
Group accident insurance	642	661	625	-	(1)	-	642	660	625
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	404	308	284	-	-	-	404	308	284
Credit life	460	461	424	(2)	-	(1)	458	461	423
Traditional	278	369	391	-	-	-	278	369	391
Multiple risks	221	207	238	(54)	(36)	(34)	167	171	204
Commercial multiple peril	204	176	84	(49)	(38)	-	155	138	84
Serious or terminal diseases	130	111	-	-	-	-	130	111	-
Specified and all risks	479	480	360	(361)	(384)	(209)	118	96	151
Individual accident	104	108	117	(2)	-	-	102	108	117
General liability	125	80	87	(57)	(27)	(38)	68	53	49
Petroleum risks	282	257	61	(237)	(220)	(43)	45	37	18
Individual life	18	20	22	-	-	-	18	20	22
Engineering risks	104	72	88	(88)	(64)	(74)	16	8	14
Other lines	1,186	905	867	(275)	(215)	(186)	911	690	681
Total	24,748	18,179	14,239	(1,166)	(1,010)	(602)	23,582	17,169	13,637

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I - Insurance:

•	Reserve for unearned premiums – Recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance;

•	Reserve for premium deficiency – Recognized according to a technical actuarial note if a premium deficiency is found;

•	Reserve for unsettled claims – Recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome to the insurance company.

•	Reserve for claims incurred but not reported - IBNR – Recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported;

•	Other provisions – Recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

F.100

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – Correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – Recognized when insufficient premiums or contribution are determined;

•	Reserve for unexpired risks – Recognized to reflect the estimate of risks in force but not expired;

•	Reserve for claims incurred but not reported - IBNR – Recognized based on the estimated amount of claims incurred but not reported;

•	Reserve for financial surplus – Refers to the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded;

•	Other reserves – Mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

F.101

	12/31/2012				12/31/2011
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	7,609	20,893	42,402	70,904	5,527	18,296	33,041	56,864
(+) Additions arising from premiums/contribution	6,940	1,893	15,710	24,543	6,775	1,706	9,936	18,417
(-) Deferral of risk	(6,576)	-	-	(6,576)	(5,788)	-	-	(5,788)
(-) Payment of claims/benefits	(2,126)	(92)	(6)	(2,224)	(1,508)	(103)	(6)	(1,617)
(+) Reported claims	3,073	-	-	3,073	2,020	-	-	2,020
(-) Redemptions	(4)	(985)	(5,213)	(6,202)	(152)	(917)	(3,745)	(4,814)
(+/-) Net portability	-	161	57	218	(115)	152	(14)	23
(+) Adjustment of reserves and financial surplus	3	1,891	4,440	6,334	1	1,658	3,362	5,021
(+/-) Other (recognition/reversal)	201	(32)	79	248	849	101	(172)	778
Reserves for insurance and private pension	9,120	23,729	57,469	90,318	7,609	20,893	42,402	70,904

	INSURANCE		PRIVATE PENSION		TOTAL
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Mathematical reserve for benefits to be granted and benefits granted	19	17	79,733	61,953	79,752	61,970
Unearned premiums	3,371	3,026	-	-	3,371	3,026
Unsettled claims (*)	3,222	2,297	-	-	3,222	2,297
IBNR (*)	821	712	12	10	833	722
Premium deficiency	336	313	-	-	336	313
Insufficient contribution	-	-	750	692	750	692
Financial surplus	1	2	514	475	515	477
Other (Note 30c I)	1,350	1,242	189	165	1,539	1,407
Total	9,120	7,609	81,198	63,295	90,318	70,904

(*) The provision for unsettled claims and IBNR is detailed in Note 30e.

F.102

d)	Deferred selling expenses

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2012	2,064
Increase	207
Amortization	(40)
Balance at 12/31/2012	2,231
Balance to be amortized in up to 12 months	1,412
Balance to be amortized after 12 months	819

Balance at 01/01/2011	1,649
Increase	583
Amortization	(168)
Balance at 12/31/2011	2,064
Balance to be amortized in up to 12 months	1,495
Balance to be amortized after 12 months	569

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

F.103

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet at December 31, 2012.

The reserve for unsettled claims is comprised as follows, at December 31, 2012:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	2,526
DPVAT operations	226
Retrocession and other estimates	470
Total of provision (*)	3,222

(*) The total provision refers to provision for unsettled claims stated in note 30c III.

Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,766	1,444	1,882	1,534	2,353
After 1 year	1,757	1,452	2,069	1,711
After 2 years	1,763	1,452	2,065
After 3 years	1,730	1,463
After 4 years	1,806

Current estimate	1,806	1,463	2,065	1,711	2,353	9,398
Accumulated payments through base date	1,638	1,359	1,824	1,368	1,144	7,333
Liabilities recognized in the balance sheet	168	104	241	343	1,209	2,065
Liabilities in relation to years prior to 2008						461
Total liabilities included in balance sheet						2,526

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	756
DPVAT operations	226
Reinsurance, retrocession and other estimates	2,240
Total of provision (*)	3,222

(*) The total provision refers to provision for unsettled claims stated in note 30c III.

Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,144	1,151	1,184	1,177	1,387
After 1 year	1,134	1,155	1,159	1,231
After 2 years	1,146	1,157	1,184
After 3 years	1,143	1,160
After 4 years	1,150

Current estimate	1,150	1,160	1,184	1,231	1,387	6,112
Accumulated payments through base date	1,101	1,116	1,130	1,138	1,038	5,523
Liabilities recognized in the balance sheet	49	44	54	93	349	589
Liabilities in relation to years prior to 2008						167
Total liabilities included in balance sheet						756

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

F.104

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the Guarantee Assets portfolio.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g) Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

F.105

Sensitivity analysis were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

	12/31/2012		12/31/2011
	Impact on the result of LAT		Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

0.1% increase in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
0.1% decrease in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

h) Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

F.106

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 12/31/2012			01/01 to 12/31/2011
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
PROPERTY AND CASUALTY
Extended warranty	1,368	1,368	100.0	1,365	1,365	100.0
Credit life	460	458	99.6	461	461	100.0
Mandatory personal injury caused by motor vehicle (DPVAT)	404	404	100.0	308	308	100.0

INDIVIDUALS
Group life	1,299	1,258	96.8	1,165	1,141	97.9
Group accident insurance	642	642	100.0	661	660	99.8
Individual accident	104	102	98.1	109	108	99.1
Individual life	18	18	100.0	20	19	95.0

LARGE RISKS
Specified and operational risks	479	118	24.6	480	96	20.0
Petroleum risks	282	45	16.0	257	37	14.4
Engineering	104	16	15.4	72	8	11.1

F.107

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

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

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.

•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III-	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV -	Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

F.108

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

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

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

F.109

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values, of prices indexes and commodity prices, among other indexes on these risk factors.

The market risk limit structure and warnings follow the guidelines of the Board of Directors and is approved by the Superior Risk Committee (CSRisc) after discussions and deliberations of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01- Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	12/31/2012		12/31/2011
Class	Account balance	DV01	Account balance	DV01
	(R$ million)		(R$ million)
Government securities
NTN-C	3,254	(3.53)	2,936	(2.66)
NTN-B	1,821	(2.20)	1,544	(1.29)
NTN-F	7	-	21	(0.00)
LTN	168	(0.00)	-	-

DI Future	1	-	19	(0.00)

Private securities
Indexed to IGPM	26	(0.00)	139	(0.02)
Indexed to IPCA	289	(0.22)	217	(0.17)
Indexed to PRE	67	(0.01)	74	-

Shares	523	5.23	376	3.76

Floating assets	5,660	-	5,622	-

Under agreements to resell	4,574	-	6,237	-

F.110

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	12/31/2012		12/31/2011		Assets	12/31/2012		12/31/2011
	Amount	DU (*)	Amount	DU (*)		Amount	DU (*)	Amount	DU (*)
Technical provision					Backing asset
PPNG, PPNG-RVNE, PCP and OPT (1)	1,746	17	1,690	12	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,746	7	1,690	7
Reserve for premium deficiency	253	182	233	187	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	253	7	233	7
IBNR and Provision for unsettled claims (2)	1,409	18	1,401	19	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,409	7	1,401	7
Other Reserves	345	-	303	-	LFT, Repurchase Agreements, NTN-B, CDB and Debentures	345	-	303	-
Subtotal	3,753		3,627		Subtotal	3,753		3,627
Provisions
Administrative expenses	41	126	43	125	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	41	7	43	7
Mathematical reserve for benefits granted	1,066	126	977	126	LFT, Repurchase Agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and Debentures	1,066	136	977	124
Mathematical reserve for benefits to be granted – PGBL/ VGBL	75,055	133	57,626	109	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	75,055	27	57,626	8
Mathematical reserve for benefits to be granted – Traditional	3,630	179	3,365	116	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,630	136	3,365	109
Insufficient contribution	751	179	692	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	751	136	692	109
Financial surplus	515	179	477	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	515	136	477	109
Subtotal	81,058		63,180		Subtotal	81,058		63,180
Total technical reserves	84,811		66,807		Total backing assets	84,811		66,807

(*) DU – Duration in months

(1) Net amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

F.111

Credit Risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations represents less than 39% of total. In addition, we follow the SUSEP rules about reinsurers with which we operate, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

I)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

F.112

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2012	12/31/2013	12/31/2012	12/31/2011
Opening balance	214	176	313	106
Issued contracts	-	-	1,106	926
Recoverable claims	26	52	-	-
Prepayments/Payments to Reinsurer	(7)	32	(1,043)	(751)
Monetary adjustment and interest of claims	-	-	8	32
Other increase/reversal	1	(46)	-	-
Closing balance	234	214	384	313

II – Balances of technical reserves with reinsurance assets

	12/31/2012	12/31/2011
Reinsurance claims	2,098	1,394
Reinsurance premiums	700	535
Reinsurance commission	(45)	(58)
Closing balance	2,753	1,871

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2012	12/31/2011
Opening balance	1,394	1,185
Reported claims	1,313	615
Paid claims	(598)	(101)
Other increase/reversal	(11)	(305)
Closing balance	2,098	1,394

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2012	12/31/2011
Opening balance	535	404
Receipts	1,049	814
Payments	(884)	(683)
Closing balance	700	535

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2012	12/31/2011
Opening balance	(58)	(59)
Receipts	(64)	(50)
Payments	77	51
Closing balance	(45)	(58)

F.113

m) Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance (CNSP) is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n) Capital requirements for insurance activity

The National Council of Private Insurance (CNSP), following the worldwide trend towards the strengthening of the insurance market, disclosed on December 6, 2010, CNSP Resolution No. 227, (which revoked Resolutions No. 178 of December 28, 2007 and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. These documents define the rules on the regulatory capital required for authorization and operation of insurance and private pension companies, and rules for the allocation of capital to underwriting risk for the various insurance lines. In January 2011, CNSP Resolution No. 228, of December 6, 2010, which provides for the criteria for establishment of additional capital based on credit risk of the supervised companies, came into effect.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital. The insurance companies of ITAÚ UNIBANCO HOLDING present capital exceeding the regulatory minimum capital at R$ 1,362 (R$ 2,049 at 12/31/2011) in Itaú Seguros S.A., and R$ 553 (R$ 1,565 at 12/31/2011) Itaú Vida e Previdência S.A..

F.114

NOTE 31 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2012		12/31/2011
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	77,668	77,668	108,721	108,721
Interbank deposits	23,826	23,853	27,821	27,849
Securities purchased under agreements to resell	162,737	162,737	92,248	92,248
Financial assets held for trading (*)	145,516	145,516	121,889	121,889
Financial assets designated at fair value through profit or loss (*)	220	220	186	186
Derivatives (*)	11,597	11,597	8,754	8,754
Available-for-sale financial assets (*)	90,869	90,869	47,510	47,510
Held-to-maturity financial assets	3,202	4,517	3,105	3,713
Loan operations and lease operations	341,271	343,375	322,391	323,021
Other financial assets	44,492	44,492	40,254	40,254
Financial liabilities
Deposits	243,200	243,127	242,636	242,554
Securities sold under repurchase agreements	267,405	267,405	185,413	185,413
Financial liabilities held for trading (*)	642	642	2,815	2,815
Derivatives (*)	11,069	11,069	6,747	6,747
Interbank market debt	97,073	96,858	90,498	90,350
Institutional market debt	72,028	71,036	54,807	54,681
Liabilities for capitalization plans	2,892	2,892	2,838	2,838
Other financial liabilities	50,255	50,255	44,119	44,119

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby Letters of Credit and Guarantees Provided, which amount to R$ 60,310 (R$ 51,530 at 12/31/2011) with an estimated fair value of R$ 728 (R$ 695 at 12/31/2011).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits and Securities Purchased under Agreements to Resell – The carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits – ITAÚ UNIBANCO HOLDING estimates the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair value of government securities are determined based on the interest rates provided by third parties in the market and they are validated by comparing them with the information disclosed by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

F.115

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other Financial Assets – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets without significant associated market or credit risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

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

F.116

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

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

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

F.117

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2012 and 12/31/2011 for financial assets held for trading and available-for-sale financial assets.

	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	118,548	26,948	20	145,516	100,041	21,558	290	121,889
Investment funds	-	1,468	-	1,468	-	1,339	-	1,339
Brazilian government securities	111,045	161	-	111,206	93,727	187	-	93,914
Brazilian external debt bonds	1,286	-	-	1,286	910	-	-	910
Government securities – other countries	710	162	-	872	722	80	-	802
Argentina	106	-	-	106	225	-	-	225
United States	345	-	-	345	292	-	-	292
Mexico	225	-	-	225	205	-	-	205
Chile	-	108	-	108	-	50	-	50
Uruguay	-	33	-	33	-	27	-	27
Colombia	34	-	-	34	-	3	-	3
Other	-	21	-	21	-	-	-	-
Corporate securities	5,507	25,157	20	30,684	4,682	19,952	290	24,924
Shares	2,815	-	-	2,815	2,241	56	-	2,297
Securitized real estate loans	-	21	-	21	-	24	-	24
Bank deposit certificates	-	2,933	-	2,933	-	7,820	-	7,820
Debentures	2,692	1,944	-	4,636	2,434	1,092	-	3,526
Eurobonds and others	-	1,612	-	1,612	7	1,424	-	1,431
Promissory notes	-	-	20	20	-	-	290	290
Financial credit bills	-	18,441	-	18,441	-	8,973	-	8,973
Other	-	206	-	206	-	563	-	563
Available-for-sale financial assets	48,351	40,029	2,489	90,869	20,988	24,926	1,596	47,510
Investment funds	-	255	-	255	-	806	-	806
Brazilian government securities	25,131	25	306	25,462	12,120	45	259	12,424
Brazilian external debt bonds	18,065	-	-	18,065	5,906	-	-	5,906
Government securities – other countries	602	6,535	-	7,137	11	4,306	-	4,317
United States	375	-	-	375	-	-	-	-
Denmark	-	2,554	-	2,554	-	1,949	-	1,949
Spain	-	-	-	-	-	418	-	418
Korea	-	1,662	-	1,662	-	295	-	295
Mexico	-	-	-	-	11	-	-	11
Chile	-	1,534	-	1,534	-	995	-	995
Paraguay	-	491	-	491	-	344	-	344
Uruguay	-	294	-	294	-	268	-	268
Belgium	71	-	-	71	-	-	-	-
France	57	-	-	57	-	37	-	37
United Kingdom	83	-	-	83	-	-	-	-
Other	16	-	-	16	-	-	-	-
Corporate securities	4,553	33,214	2,183	39,950	2,951	19,769	1,337	24,057
Shares	2,258	1,554	-	3,812	808	3,170	-	3,978
Securitized real estate loans	-	7,200	1,368	8,568	-	7,323	691	8,014
Bank deposit certificates	-	391	-	391	-	274	-	274
Debentures	2,280	11,684	-	13,964	2,103	5,133	-	7,236
Eurobonds and others	15	5,576	5	5,596	40	3,598	-	3,638
Promissory notes	-	-	777	777	-	-	646	646
Rural Product Note	-	778	-	778	-	108	-	108
Financial credit bills	-	5,720	-	5,720	-	-	-	-
Other	-	311	33	344	-	163	-	163
Financial assets designated at fair value through profit or loss	-	220	-	220	-	186	-	186
Brazilian government securities	-	220	-	220	-	186	-	186
Financial liabilities designated at fair value	-	642	-	642	-	2,815	-	2,815
Structured notes	-	642	-	642	-	2,815	-	2,815

The following table presents the breakdown of risk levels at 12/31/2012 and 12/31/2011 for our derivative assets and liabilities.

	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	11,284	313	11,597	17	7,832	905	8,754
Options	-	1,759	147	1,906	-	1,755	688	2,443
Forwards	-	3,528	2	3,530	-	1,876	3	1,879
Swap – Differential receivable	-	3,661	25	3,686	-	2,732	18	2,750
Check of swap	-	35	-	35	-	4	-	4
Credit derivatives	-	728	-	728	-	399	-	399
Forwards	-	379	-	379	-	450	1	451
Futures	-	-	-	-	17	9	-	26
Other derivatives	-	1,194	139	1,333	-	607	195	802
Derivatives - Liabilities	(23)	(10,877)	(169)	(11,069)	-	(6,047)	(700)	(6,747)
Options	-	(2,132)	(149)	(2,281)	-	(1,930)	(676)	(2,606)
Forwards	-	(2,291)	(2)	(2,293)	-	(811)	(7)	(818)
Swap – Differential payable	-	(5,053)	(15)	(5,068)	-	(2,782)	(16)	(2,798)
Swap with USD check	-	(42)	-	(42)	-	(2)	-	(2)
Credit derivatives	-	(90)	-	(90)	-	(110)	-	(110)
Forwards	-	(343)	(3)	(346)	-	(325)	(1)	(326)
Futures	(23)	-	-	(23)	-	-	-	-
Other derivatives	-	(926)	-	(926)	-	(87)	-	(87)

F.118

Measurement of Fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 67,197 million in financial instruments classified as Level 2, at December 31, 2012, pricing service or brokers were used to evaluate securities at the fair value of R$ 20,545 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of Itaú Unibanco provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

F.119

Level 3 recurring fair value measurements

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy.

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	290	(238)	71	(103)	-	20	-
Corporate securities	290	(238)	71	(103)	-	20	-
Promissory notes	290	(238)	71	(103)	-	20	-
Available-for-sale financial assets	1,596	234	3,028	(2,369)	-	2,489	638
Brazilian government securities	259	75	364	(392)	-	306	17
Corporate securities	1,337	159	2,664	(1,977)	-	2,183	621
Securitized real estate loans	691	123	684	(130)	-	1,368	623
Promissory notes	646	37	1,941	(1,847)	-	777	-
Eurobonds and others	-	(3)	8	-	-	5	(3)
Outros	-	2	31	-	-	33	1

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	905	20	243	(855)	-	313	12
Options	688	25	218	(784)	-	147	17
Swap – Differential receivable	18	(6)	13	-	-	25	4
Forwards	3	-	6	(7)	-	2	1
Forwards	1	-	-	(1)	-	-	-
Other derivatives	195	1	6	(63)	-	139	(10)
Derivatives - Liabilities	(700)	19	(238)	750	-	(169)	(30)
Options	(676)	21	(228)	734	-	(149)	(17)
Forwards	(7)	-	(7)	12	-	(2)	1
Swap – Differential payable	(16)	(2)	-	3	-	(15)	(14)
Forwards	(1)	-	(3)	1	-	(3)	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	159	89	1,422	(1,391)	11	290	-
Corporate securities	159	89	1,422	(1,391)	11	290	-
Securitized real estate loans	157	85	562	(804)	-	-	-
Promissory notes	-	3	697	(410)	-	290	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	767	3,217	(3,530)	(505)	1,596	266
Brazilian government securities	320	-	38	(64)	(35)	259	(100)
Corporate securities	1,327	767	3,179	(3,466)	(470)	1,337	366
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	686	1,125	(1,103)	(79)	691	366
Promissory notes	1,265	78	1,666	(2,363)	-	646	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	485	811	835	(1,226)	-	905	(93)
Options	56	89	690	(147)	-	688	(63)
Swap – Differential receivable	5	(15)	28	-	-	18	3
Forwards	-	-	3	-	-	3	-
Credit derivatives	261	57	104	(422)	-	-	-
Forwards	-	-	1	-	-	1	-
Other derivatives	163	680	9	(657)	-	195	(33)
Derivatives - Liabilities	(335)	130	(166)	(329)	-	(700)	(316)
Options	(188)	82	(110)	(460)	-	(676)	(302)
Forwards	-	-	(7)	-	-	(7)	-
Swap – Differential payable	(6)	(13)	(16)	19	-	(16)	(14)
Credit derivatives	(119)	55	(5)	69	-	-	-
Forward	-	-	(1)	-	-	(1)	-
Futures	(9)	6	(27)	30	-	-	-
Other derivatives	(13)	-	-	13	-	-	-

Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

There were no significant transfers between Level 1 and Level 2 during the periods ended 12/31/2012 and 12/31/2011.

F.120

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices):

		(Amounts in R$ million)
Sensitivity – Level III Operations		12/31/2012
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(1.1)
	II	(0.4)	(27.5)
	III	(0.9)	(54.3)

Currency, commodities, and ratios	I	(0.4)	-
	II	(0.8)	-

Nonlinear	I	(3.6)	-
	II	(8.3)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

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

F.121

NOTE 32 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	12/31/2012	12/31/2011
Civil	3,732	3,166
Labor	4,852	4,014
Tax and social security	10,433	8,645
Other	192	165
Total	19,209	15,990
Current	4,116	3,140
Non-current	15,093	12,850

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

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

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,660 (R$ 603 at 12/31/2011); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in Joint Ventures.

F.122

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no off-balance sheet contingencies relating to labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

F.123

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 12/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	146	126	-	272
Changes in the period reflected in results (Note 26)	2,183	1,610	27	3,820
Increase (*)	3,161	1,672	34	4,867
Reversal	(978)	(62)	(7)	(1,047)
Payment	(1,744)	(916)	-	(2,660)
Subtotal	3,614	3,904	192	7,710
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	118	948	-	1,066
Closing balance	3,732	4,852	192	8,776
Escrow deposits at 12/31/2012 (Note 20a)	2,048	2,471	-	4,519

(*) Civil provisions include the provision for economic plans amounting to R$ 526.

	01/01 to 12/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest (Note 26)	113	110	-	223
Changes in the period reflected in results (Note 26)	1,503	784	(8)	2,279
Increase (*)	1,981	992	12	2,985
Reversal	(478)	(208)	(20)	(706)
Payment	(1,252)	(683)	-	(1,935)
Subtotal	3,029	3,084	165	6,278
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	137	930	-	1,067
Closing balance	3,166	4,014	165	7,345
Escrow deposits at 12/31/2011	2,023	2,409	-	4,432

(*) Civil provisions include the provision for economic plans amounting to R$ 431.

	01/01 to 12/31/2010
	Civil	Labor	Other	Total
Opening balance	2,394	3,156	192	5,742
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(98)	(573)	-	(671)
Subtotal	2,296	2,583	192	5,071
Interest (Note 26)	142	77	-	219
Changes in the period reflected in results (Note 26)	1,185	803	(19)	1,969
Increase (*)	1,801	905	-	2,706
Reversal	(616)	(102)	(19)	(737)
Payment	(958)	(590)	-	(1,548)
Subtotal	2,665	2,873	173	5,711
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	309	1,113	-	1,422
Closing balance	2,974	3,986	173	7,133
Escrow deposits at 12/31/2010	1,619	2,318	-	3,937

(*) Civil provisions include the provision for economic plans amounting to R$ 708.

F.124

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	8,645	7,324	7,886
(-) Contingencies guaranteed by indemnity clause	(58)	(44)	(35)
Subtotal	8,587	7,280	7,851
Interest (1)	906	548	400
Changes in the period reflected in results	973	917	1,074
Increase (1)	1,215	1,046	1,728
Reversal (1)	(242)	(129)	(654)
Payment	(94)	(157)	(2,045)
Subtotal	10,372	8,588	7,280
(+) Contingencies guaranteed by indemnity clause	61	57	44
Closing balance (2)	10,433	8,645	7,324

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 9.

F.125

Escrow deposits	12/31/2012	12/31/2011
Opening balance	5,178	4,677
Appropriation of interest	302	365
Changes in the period	(25)	136
Deposits made	239	265
Withdrawals	(246)	(115)
Deposits released	(18)	(14)
Closing balance (Note 20a)	5,455	5,178
Reclassification of assets pledged as collateral for contingencies (Note 32d)	(898)	-
Closing balance after Reclassification	4,557	5,178

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,493: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The escrow deposit balance totals R$ 938.

•	CSLL – Isonomy – R$ 1,974: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The escrow deposit balance totals R$ 379.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 516: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The escrow deposit balance totals R$ 476.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 383: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 110.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 8,395. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 1,401: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,355: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 903: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ and CSLL - Losses and discounts granted on receipt of credits – R$ 454: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 392: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 370: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.

•	IRPJ and CSLL – Profit made available abroad R$ 329: Application of the Brazilian tax rule (taxable income) - IN 213/2002 and non availability of profit with the simple transfer of capital between the Holding’s investees.

F.126

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 790 (R$ 626 at 12/31/2011) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2012	12/31/2011
Financial assets held for trading and Available-for-sale financial assets (basically Financial Treasury Bills)	1,528	1,696
Escrow deposits (Note 20a)	4,040	3,233

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

F.127

NOTE 33 – REGULATORY CAPITAL

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

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

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

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	12/31/2012		12/31/2011
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	79,711	72,007	71,052	71,601
Tier 2	40,654	37,833	21,564	21,565
Other deductions required by Central Bank of Brazil	(420)	(420)	(55)	(55)
Total	119,945	109,421	92,561	93,111
Requirement for coverage of risk exposures:
Credit	65,964	64,580	59,189	57,629
Market	3,027	3,100	1,079	1,076
Operational	3,807	4,356	3,460	3,851
Minimum regulatory capital required	72,798	72,036	63,728	62,556
Excess of regulatory capital over minimum regulatory capital required	47,148	37,385	28,833	30,555
Exposure weighted by risk	661,797	654,872	579,338	568,693
Capital to risk-weighted assets ratio - %	18.1	16.7	16.0	16.4

F.128

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account Balance
Subordinated CDB - BRL
	1,558	2008	2013	100% of CDI + 0.5% to 0.6%	2,597
	48			106% to 107% of CDI	79
	40	2003	2013	102% of CDI	121
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,329
	33			IGPM + 7.22%	68
	1,000	2008	2014	112% of CDI	1,554
	400	2008	2015	119.8% of CDI	657
	50	2010	2015	113% of CDI	69
	466	2006	2016	100% of CDI + 0.7% (*)	892
	2,665	2010	2016	110% to 114% of CDI	3,654
	122			IPCA + 7.21%	173
	367	2010	2017	IPCA + 7.33%	524
	8,614			TOTAL	13,717

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	375
	1,874			112% to 112.5% of CDI	1,924
	30			IPCA + 7%	39
	206	2010	2017	IPCA + 6.95% to 7.2%	244
	3,224	2011	2017	108% to 112% of CDI	3,309
	352			IPCA + 6.15% to 7.8%	408
	138			IGPM + 6.55% to 7.6%	163
	3,650			100% of CDI + 1.29% to 1.52%	3,716
	42	2011	2018	IGPM + 7%	50
	30			IPCA + 7.53% to 7.7%	34
	2	2011	2019	109% to 109.7% of CDI	2
	500	2012	2017	100% of CDI + 1.12%	503
	6	2011	2021	109.25% to 110.50% of CDI	7
	461	2012	2018	IPCA + 4.40% to 6.58%	508
	2,597			100% of CDI + 1.05% to 1.32%	2,640
	5,761			108% to 113% of CDI	5,902
	112			PRE + 9.95 to 11.95%	118
	12	2012	2019	PRE + 11.96%	13
	100			IPCA + 4.70% to 6.30%	108
	1			110% of CDI	1
	20	2012	2020	IPCA + 6.% to 6.17%	22
	1			111% of CDI	1
	1,317	2012	2022	IPCA + 5.40% to 5.83%	1,375
	20				20
	20,821			TOTAL	21,482

Subordinated euronotes - USD
	990	2010	2020	6.2%	2,043
	1,000	2010	2021	5.75%	2,095
	730	2011	2021	5.75% to 6.2%	1,493
	550	2012	2021	6.2%	1,140
	2,600	2012	2022	5.50% to 5.65%	5,354
	1,851	2012	2023	5.13%	3,810
	7,721			TOTAL	15,935

TOTAL					51,134

(*)    Subordinated CDBs may be redeemed from November 2011.

F.129

NOTE 34 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The four operational and reporting segments of ITAÚ UNIBANCO HOLDING are: Commercial Bank, Itaú BBA, Consumer Credit, and Activities with the Market + Corporation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Itaú Unibanco – Commercial Bank

The Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, ITAÚ UNIBANCO HOLDING is constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding to our operations and provides significant interest and banking services income.

Itaú Unibanco – Itaú BBA

Itaú BBA is the segment responsible for banking operations of large companies and investment banking services. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to the corporate segment composed of funds through fixed and variable income instruments. In addition, it performs activities related to mergers and acquisitions.

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

•	Itaú Unibanco – Activities with the Market + Corporation

The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this segment, the effect of non-recurring items that are not considered in the managerial statement of income is also presented.

F.130

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil.

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

Capital allocation to each segment

The book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with the surplus capital and subordinated debt being allocated to the Activities with the Market + Corporation segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of profit of unconsolidated companies which are not related to each segment and non-controlling interest were allocated to the Activities with the Market + Corporation segment.

Net Interest Income

ITAÚ UNIBANCO HOLDING adopts a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on the results arising from variation in exchange rates. In order to achieve this objective, derivative instruments to hedge against such foreign currency risk are used. Hedge accounting is not applied for those derivatives; they are recorded instead at fair value with gains and losses included in income.

The hedging strategy considers all tax effects: Either the ones not related to taxes or to non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments used. When the parity of the Brazilian Real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, a managerial statement of income to report segment information is adopted. The managerial statement of income is prepared by making reclassifications to the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS), and income tax and social contribution expense were reclassified for the segment information.

Additionally, the managerial financial margin includes, for each operation, allocation of its opportunity cost.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

F.131

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2012

(In millions of reais, except for share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	51,551	7,491	14,211	5,808	78,978	2,194	81,172
Interest margin (1)	32,770	5,334	8,310	5,555	52,013	1,825	53,838
Banking service fees	12,289	2,261	5,890	249	20,622	(1,678)	18,944
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,030	38	(7)	4	6,065	43	6,108
Other income	462	(142)	18	-	278	2,004	2,282
Losses on loans and claims	(15,292)	(795)	(5,179)	251	(21,015)	(339)	(21,354)
Expenses for allowance for loan and lease losses	(16,577)	(871)	(6,111)	(85)	(23,644)	(338)	(23,982)
Recovery of loans written off as loss	3,320	76	932	336	4,664	(1)	4,663
Expenses for claims/Recovery of claims under reinsurance	(2,035)	-	-	-	(2,035)	-	(2,035)
Operating margin	36,259	6,696	9,032	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(3,301)	(7,476)	(281)	(38,041)	(4,361)	(42,402)
Non-interest expenses (2)	(24,539)	(2,891)	(6,551)	(449)	(34,383)	(3,697)	(38,080)
Tax expenses for ISS, PIS and COFINS and Other	(2,704)	(410)	(968)	(148)	(4,230)	(267)	(4,497)
Share of profit or (loss) of unconsolidated companies, net	108	5	58	316	487	(312)	175
Other	105	(5)	(15)	-	85	(85)	-
Income before income tax and social contribution	9,229	3,395	1,556	5,778	19,922	(2,506)	17,416
Income before income tax and social contribution	(2,981)	(1,066)	(311)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
NET INCOME	6,248	2,329	1,245	4,221	14,043	(1,409)	12,634

(1) Includes net interest and similar income and expenses of R$ 48,297, dividend income of R$ 323, net gain (loss) from investment securities and derivatives of R$ 1,463, and results from foreign exchange results and exchange variation of transactions abroad of R$ 3,755.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,346 and amortization expenses of R$ 844.

Total assets (1)	745,032	233,430	90,096	134,544	1,014,425	(57,271)	957,154
Total liabilities	710,521	220,137	79,982	117,418	939,302	(58,146)	881,156

(1) Includes:
Investments in unconsolidated companies	-	5	847	1,293	2,144	861	3,005
Fixed assets, net	4,672	395	499	-	5,566	62	5,628
Intangible assets, net	1,813	411	1,255	1,109	4,589	82	4,671

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

F.132

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2011

(In millions of reais except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Interest margin (1)	31,584	4,896	8,356	4,801	49,601	(1,238)	48,363
Banking service fees	10,915	2,123	5,719	309	19,048	362	19,410
Income from insurance, private pension, and capitalization operations before claim and selling expenses	5,229	-	(13)	(1)	5,215	130	5,345
Other income	508	(122)	40	-	393	765	1,158
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Expenses for allowance for loan and lease losses	(13,845)	(266)	(5,270)	(531)	(19,912)	(126)	(20,038)
Recovery of loans written off as loss	4,346	132	1,000	10	5,488	(11)	5,477
Expenses for claims/Recovery of claims under reinsurance	(1,512)	-	-	-	(1,512)	1	(1,511)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Non-interest expenses (2)	(23,315)	(2,605)	(6,948)	(935)	(33,787)	(1,887)	(35,674)
Tax expenses for ISS, PIS and COFINS and Other	(2,596)	(341)	(953)	51	(3,839)	(327)	(4,166)
Share of profit or (loss) of unconsolidated companies, net	(43)	6	-	447	410	(523)	(113)
Other	125	29	(10)	47	191	(191)	-
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
NET INCOME	7,563	2,565	1,444	3,069	14,641	(804)	13,837

(1) Includes net interest and similar income and expenses of R$ 41,753, net income of R$ 361, net gain (loss) from investment securities and derivatives of R$ 1,251 and foreign exchange results and exchange variation on transactions of abroad R$ 4,998.

(2) Refers to general and administrative expenses including depreciation expenses R$ 1,184 and amortization R$ 984.

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

F.133

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2010

(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	41,238	6,400	15,148	3,657	66,390	3,025	69,415
Interest margin (1)	27,068	4,601	9,044	3,356	44,050	1,940	45,990
Banking service fees	9,246	1,932	5,765	182	17,101	(9)	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses	4,469	-	254	(12)	4,711	212	4,923
Other income	455	(133)	85	131	528	882	1,410
Losses on loans and claims	(9,523)	186	(3,754)	(2)	(13,093)	155	(12,938)
Expenses for allowance for loan and lease losses	(10,808)	(182)	(4,702)	(2)	(15,694)	147	(15,547)
Recovery of loans written-off as loss	2,893	368	948	-	4,209	(14)	4,195
Expenses for claims/Recovery of claims under reinsurance	(1,608)	-	-	-	(1,608)	22	(1,586)
Operating margin	31,715	6,586	11,394	3,655	53,297	3,180	56,477
Other operating income (expenses)	(22,927)	(2,721)	(7,826)	(860)	(34,327)	(4,120)	(38,447)
Non-interest expenses (2)	(20,827)	(2,379)	(6,857)	(1,005)	(31,062)	(3,570)	(34,632)
Tax expenses for ISS, PIS and COFINS and Other	(2,139)	(387)	(969)	(274)	(3,769)	(395)	(4,164)
Share of comprehensive income of unconsolidated companies, net	19	(6)	-	409	423	(74)	349
Other	20	51	-	10	81	(81)	-
Income before income tax and social contribution	8,788	3,865	3,568	2,795	18,970	(940)	18,030
Income tax and social contribution	(2,509)	(1,023)	(1,054)	(495)	(5,081)	(455)	(5,536)
Non-controlling interest in subsidiaries	2	-	-	(914)	(866)	80	(786)
NET INCOME	6,281	2,842	2,514	1,386	13,023	(1,315)	11,708
(1) Includes net interest and similar income and expenses of R$ 40,978. dividend income of R$ 326, net gains (loss) from investment securities and derivatives of R$ 2,862 and foreign exchange results and exchange variation on transactions of R$ 1,824.

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

The management reviews the financial margin on a net basis.

F.134

Information on income from financial operations by geographical area is as follows:

	01/01 to 12/31/2012			01/01 to 12/31/2011			01/01 to 12/31/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	95,063	6,842	101,905	99,083	4,879	103,962	79,236	3,594	82,830
Non-current assets	9,515	784	10,299	8,487	696	9,183	7,145	590	7,735

(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

NOTE 35 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in unconsolidated companies (Note 13) - Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and BSF Holding S.A..

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (Note 3b), FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are mainly as follows:

F.135

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/ (LIABILITIES)		REVENUE /(EXPENSES)
	Annual rate	12/31/2012	12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Interbank deposits		1,604	1,836	144	189	112
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	103% of CDI 7,25% to 13,79% Pre-fixed average 7,95%	614	619	48	56	35
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	236	14	31	18
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	103% of CDI	990	981	82	102	59
Deposits		(3)	(77)	(1)	-	(16)
Duratex S.A.		(2)	(2)	(1)	-	-
Porto Seguro S.A.		(1)	-	-	-	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	(57)	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	(18)	-	-	-
Securities sold under repurchase agreements		(54)	(100)	(7)	(21)	(18)
Duratex S.A.	100% of SELIC	(11)	-	(2)	(4)	(2)
Elekeiroz S.A.		-	-	(1)	(3)	(2)
Itautec S.A.	100% of SELIC	(2)	-	-	-	-
FIC Promotora de Venda Ltda.	100% of SELIC	(18)	(6)	(1)	(1)	-
Facilita Promotora S.A.	100% of SELIC	(2)	(7)	-	(1)	-
Banco Investcred Unibanco S.A.	100% of SELIC	(19)	(14)	(2)	(1)	(1)
Maxfácil Participações S.A.		-	(64)	-	(7)	-
Other		(2)	(9)	(1)	(4)	(13)
Amounts receivable from (payable to) related companies		(117)	(97)	-	-	-
Porto Seguro S.A.		12	11	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		(4)	-	-	-	-
FIC Promotora de Venda Ltda.		-	-	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	(1)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		(5)	(1)	-	-	-
Fundação Itaubanco		1	1	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(6)	(9)	-	-	-
Fundação BEMGEPREV		(9)	(3)	-	-	-
UBB Prev Previdência Complementar		(25)	(19)	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(81)	(76)	-	-	-
Banking service fees (expenses)		-	-	57	(17)	4
Fundação Itaubanco		-	-	25	21	10
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	5	5	3
Itaúsa Investimentos S.A.		-	-	1	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	-	1	(20)	2
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	-	-	(2)	-
Porto Seguro S.A.		-	-	32	(26)	(18)
UBB Prev Previdência Complementar		-	-	-	-	3
Other		-	-	(7)	4	3
Rental revenues (expenses)		-	-	(37)	(38)	(29)
Itaúsa Investimentos S.A.		-	-	-	-	(1)
Fundação Itaubanco		-	-	(27)	(27)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(10)	(10)	(8)
Other		-	-	-	(1)	(1)
Donation expenses		-	-	(72)	(56)	(45)
Associação Clube "A"		-	-	(3)	-	-
Instituto Itaú Cultural		-	-	(69)	(56)	(44)
Other		-	-	-	-	(1)
Data processing expenses		-	-	(270)	(314)	(296)
Itautec S.A.		-	-	(270)	(314)	(296)
Other revenues		-	-	-	48	-
Itaúsa		-	-	-	48	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 8 (R$ 8 from 01/01 to 12/31/2011 and R$ 17 from 01/01 to 12/31/2010) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

F.136

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

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2010
Compensation	244	271	294
Board of directors	8	5	3
Executives	236	266	291
Profit sharing	160	192	261
Board of directors	2	1	2
Executives	158	191	259
Contributions to pension plans	8	5	8
Board of directors	-	-	1
Executives	8	5	7
Stock option plan – executives	163	150	128
Total	575	618	691

F.137

NOTE 36 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

1.	Credit risk measurement

Credit risk is the possibility of incurring losses in connection with (i) the breach by the borrower or counterpart of the respective agreed-upon financial obligations, (ii) devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) reduction in gains or compensation, or (iv) advantages given upon renegotiation or due to recovery costs.

In line with the principles of CMN Resolution No. 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

ITAÚ UNIBANCO HOLDING manages credit risk aims at creating shareholder value, by means of the analysis of return adjusted to risk, focused on maintaining the quality of the loan portfolio in levels appropriate to each market area in which it operates.

ITAÚ UNIBANCO HOLDING takes into account the probability of default by customer or counterparty (PD), the estimated value of the exposure at default (EAD) and loss given default (LGD), in addition to the concentration on borrowers and its relation among the several economic activity sectors to calculate credit risk. The assessment of these risk components is a part of the credit granting process, the portfolio management and definition of limits.

ITAÚ UNIBANCO HOLDING defines the concentration maximum risk and its correlation deemed as adequate by the Conglomerate. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

The centralized control area analyzes the impact of creating or changing credit policies or products, before its implementation, so as to permit the identification and quantification of uncertainties inherent in each business unit. The process for analyzing the policy and products enables Itaú Unibanco to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for validation and validation of the approval of credit policies and models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions and optimization of business opportunities.

ITAÚ UNIBANCO HOLDING takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio and the setting of limits.

The table below shows the correspondence between risk levels attributed by the group’s internal models (strong, satisfactory, higher risk and impairment) and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Impaired	Corporate operations with a PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

F.138

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

2.	Management risk limits

ITAÚ UNIBANCO HOLDING maintains management credit risk on a centralized and independent basis, segregated from other business units and internal audit, as required by regulation. Credit risk is managed in a decentralized manner by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for management credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, areas, product and other variables that it deems relevant.

The decentralized management of portfolios, focused on management, is performed by all credit areas of the business units, which assess the portfolios in detail. Monitoring for management purposes analyzes the loan portfolio in detail, and it may be performed on an aggregate basis (preferably following the same parameters used in credit policy) or in client level.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with.

ITAÚ INIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the Provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

F.139

5.	Credit risk exposure

	12/31/2012			12/31/2011
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	9,254	14,572	23,826	9,820	18,001	27,821
Securities purchased under agreements to resell	162,235	502	162,737	91,643	605	92,248
Financial assets held for trading	139,699	5,817	145,516	116,615	5,274	121,889
Financial assets designated at fair value through profit or loss	4	216	220	-	186	186
Derivatives	7,615	3,982	11,597	5,864	2,890	8,754
Available-for-sale financial assets	36,214	54,655	90,869	7,323	40,187	47,510
Held-to-maturity financial assets	2,656	546	3,202	2,500	605	3,105
Loan operations and lease operations	259,540	81,731	341,271	251,034	71,357	322,391
Other financial assets	41,284	3,208	44,492	38,199	2,055	40,254
Off balance sheet	274,822	14,653	289,475	254,711	14,830	269,541
Endorsements and sureties	56,470	3,840	60,310	48,908	2,622	51,530
Letters of credit	14,605	-	14,605	11,172	-	11,172
Commitments to be released	203,747	10,813	214,560	194,631	12,208	206,839
Mortgage loans	13,004	-	13,004	14,308	-	14,308
Overdraft accounts	96,935	-	96,935	91,904	-	91,904
Credit cards	82,478	669	83,147	83,767	489	84,256
Other pre-approved limits	11,330	10,144	21,474	4,652	11,719	16,371
Total	933,323	179,882	1,113,205	777,709	155,990	933,699

F.140

The table above presents the maximum exposure at December 31, 2012 and December 31, 2011, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	70.8 % of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating.

•	only 6.2% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.3% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1) Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2012%		12/31/2011%
Public sector	877	0.2%	1,990	0.6%
Industry and commerce	107,405	29.3%	99,859	28.9%
Services	77,922	21.2%	70,642	20.4%
Natural resources	16,649	4.5%	16,109	4.7%
Individuals	2,194	0.6%	1,497	0.4%
Other sectors	161,937	44.2%	156,167	45.1%
Total	366,984	100.0%	346,264	100.0%

b)	Other financial assets (*)

	12/31/2012%		12/31/2011%
Natural resources	1,924	0.4%	1,029	0.3%
Public sector	110,012	25.1%	88,174	29.3%
Industry and commerce	7,563	1.7%	5,381	1.8%
Services	129,223	29.5%	72,281	24.0%
Other sectors	2,633	0.6%	14,574	4.8%
Individuals	49	0.0%	5	0.0%
Financial	186,563	42.6%	120,069	39.8%
Total	437,967	100.0%	301,513	100.0%

(*) includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

F.141

6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2012				12/31/2011
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower Risk	249,282	5,438	-	254,720	221,315	5,800	-	227,115
Satisfactory	61,075	9,436	-	70,511	63,762	10,956	-	74,718
Higher Risk	14,190	8,052	-	22,242	16,911	9,135	-	26,046
Impaired	-	-	19,511	19,511	-	-	18,385	18,385
Total	324,547	22,926	19,511	366,984	301,988	25,891	18,385	346,264
%	88.5%	6.2%	5.3%	100.0%	87.2%	7.5%	5.3%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2012					12/31/2011
	Lower Risk	Satisfactory	Higher Risk	Impaired	Total	Lower Risk	Satisfactory	Higher Risk	Impaired	Total
Individuals	85,616	40,781	12,889	11,593	150,879	74,483	49,346	14,859	10,589	149,277
Credit cards	24,551	11,692	1,992	2,296	40,531	19,332	13,061	3,485	3,083	38,961
Personal	14,402	13,543	7,848	4,862	40,655	8,894	15,986	8,143	3,380	36,403
Vehicles	29,887	14,493	3,016	4,250	51,646	33,934	19,379	3,134	4,016	60,463
Mortgage loans	16,776	1,053	33	185	18,047	12,323	920	97	110	13,450

Corporate	97,655	4,648	1	1,467	103,771	87,224	3,500	343	1,012	92,079

Small and medium businesses	47,825	22,129	8,896	6,335	85,185	51,548	17,452	9,928	6,721	85,649

Foreign loans - Latin America	23,624	2,953	456	116	27,149	13,860	4,420	916	63	19,259
Total	254,720	70,511	22,242	19,511	366,984	227,115	74,718	26,046	18,385	346,264
%	69.4%	19.2%	6.1%	5.3%	100.0%	65.6%	21.6%	7.5%	5.3%	100.0%

F.142

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2012				12/31/2011
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	96,859	4,647	-	101,506	85,842	3,423	314	89,579

II- Collectively-evaluated

Individuals	82,227	32,970	7,540	122,737	71,651	40,320	8,953	120,924
Credit card	24,385	11,076	1,352	36,813	19,246	12,580	2,502	34,328
Personal	14,211	12,659	5,439	32,309	8,798	14,893	5,870	29,561
Vehicles	27,347	8,737	736	36,820	31,515	12,247	567	44,329
Mortgage loans	16,284	498	13	16,795	12,092	600	14	12,706

Small and medium businesses	47,163	20,739	6,293	74,195	50,774	15,899	6,828	73,501

Foreign loans and Latin America	23,033	2,719	357	26,109	13,048	4,120	816	17,984

Total	249,282	61,075	14,190	324,547	221,315	63,762	16,911	301,988

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (Loans overdue not impaired):

	12/31/2012				12/31/2011
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	10,732	4,075	1,743	16,550	11,765	4,112	1,908	17,785
Credit card	832	308	283	1,423	805	344	401	1,550
Personal	2,045	991	449	3,485	2,056	871	555	3,482
Vehicles	7,099	2,559	918	10,576	8,457	2,760	902	12,119
Mortgage loans	756	217	93	1,066	447	137	50	634

Corporate	686	88	23	797	1,232	185	51	1,468

Small and medium businesses	2,912	1,171	572	4,655	3,433	1,349	645	5,427

Foreign loans - Latin America	794	98	32	924	1,144	41	26	1,211
Total	15,124	5,432	2,370	22,926	17,574	5,687	2,630	25,891

F.143

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	12/31/2012
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower Risk	186,563	98,147	220	4,458	22,808	3,084	315,280
Satisfactory	-	47,369	-	7,122	68,037	118	122,646
Higher risk	-	-	-	17	24	-	41
Total	186,563	145,516	220	11,597	90,869	3,202	437,967
%	42.7%	33.2%	0.1%	2.6%	20.7%	0.7%	100.0%

	12/31/2011
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower Risk	120,069	111,938	186	4,750	26,849	3,101	266,893
Satisfactory	-	9,197	-	3,742	20,580	4	33,523
Higher Risk	-	754	-	262	81	-	1,097
Total	120,069	121,889	186	8,754	47,510	3,105	301,513
%	39.8%	40.4%	0.1%	2.9%	15.8%	1.0%	100.0%

F.144

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2012				12/31/2011
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	60,635	140,466	8,021	6,933	67,786	146,078	7,608	6,924
Personal	329	946	17	12	635	1,607	88	70
Vehicles	42,610	73,709	7,809	6,813	54,062	82,309	7,216	6,638
Mortgage loans	17,695	65,812	196	108	13,089	62,162	304	216

Small, Medium Businesses and Corporate	127,655	439,665	33,917	14,408	115,349	238,458	61,710	42,887

Foreign loans - Latin America	5,441	8,695	21,708	12,053	-	-	19,259	13,497

Total	193,731	588,827	63,646	33,394	183,135	384,536	88,577	63,308

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 109,607 (R$ 74,553 at December 31, 2011).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage Loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

F.145

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category.

The total amount of Renegotiated Loans, of R$ 19,483 (R$ 14,570 at December 31, 2011), includes operations arising from current operations or operations overdue for less than 30 days, an effect of changes in the original contractual terms, in the amount of R$ 4,964 (R$ 2,726 at December 31, 2011 ).

Accordingly, Renegotiated loan operations totaled R$ 14,519 (R$ 11,844 at December 31, 2011).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period from January 1 to December 31, 2012 and January 1 to December 31, 2011.

	01/01 to 12/31/2012	01/01 to 12/31/2011
Real estate not for own use	4	8
Residential properties - mortgage loans	67	34
Vehicles - linked to loan operations	2	4
Other (Vehicles/Furniture/Equipments) - Dation	9	1
Total	82	47

F.146

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio, through adequate limit structure, models and management tools.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, the corporate guidelines of risk management is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007 and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development;

•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks the optimization of results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Avoiding risk concentration.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems mainly takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial requirements.

F.147

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and people in charge, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Measurement of market risk segregates operations in the trading portfolio and the banking portfolio, pursuant to the criteria set forth in the New Capital Accord and regulations: Basel II and in the CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007 instructions.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitration opportunities.

The banking portfolio consists of all transactions not classified within the trading book. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of ITAÚ UNIBANCO HOLDING and held not for trading in the short term. Its composition may include derivatives.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:

-	Fixed rates in Brazilian reais;

-	Rates of coupon indexed to certain interest rates;

•	Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate;

•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•	Price indices: risk of financial losses on operations subject to changes in price index coupon rates;

•	Shares: risk of loss on transactions subject to changes in equities prices;

•	Commodities: Risk of losses in operations subject to variation in goods prices.

Market risk for interest rate in the Banking Portfolio is managed by a combination of processes, including marking-to-market positions, determining sensitivity to interest rate variations, Value at Risk (VaR) modelling and running stress tests across the portfolio. These processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain d time horizon and confidence level;

F.148

•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;

•	Stop Loss alert: effective losses added to the potential maximum loss in optimistic and pessimistic scenarios;

•	Concentration: Cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing;

•	Stop Loss: the maximum loss that transactions classified in the trading book may reach.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

In April 2012, we obtained authorization to incorporate Itaú BBA Colômbia S.A.– Corporación Financiera. This new unit was incorporated in June 2012 and the operation license was issued by the Superintendencia Financiera de Colombia in October 2012. The unit will gradually strengthen operations over 2013.

With the purpose of enhancing quality of quantitative information of Market Risk, in the second quarter of 2012 ITAÚ UNIBANCO HOLDING relocated risk factors within their respective groups in the VaR table. This relocation does not affect the institution’s exposure to market risk, which may be observed by the lack of changes in the values of Total Global Var. The figures presented in this publication that refer to cumulative amounts in current and prior years already reflect this relocation of risk factors, making comparison easier.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In this period, the average global VaR was R$ 290 million, or 0.38% of total stockholders’ equity (throughout 2011 it was R$ 142 million or 0.19%).

F.149

(in R$ million)

	VaR Global (*)
	Average	Minimum	Maximum	12/31/2012	Average	Minimum	Maximum	12/31/2011

Risk factor group
Brazilian Interest rate	191.2	71.8	427.6	348.7	100.9	24.6	222.6	104.8
Other Interest rate	20.4	7.3	49.6	11.4	29.5	12.6	59.0	23.6
FX rate	25.7	4.6	53.9	8.8	19.1	5.2	38.8	18.0
Brazilian Inflation Indexes	110.3	14.8	325.0	51.2	17.7	2.5	41.6	21.1
Equities and Commodities	24.2	13.6	43.5	16.8	36.9	17.4	57.1	25.2

Foreign units (**)
Itaú BBA International	1.7	0.7	5.1	1.1	2.9	0.4	6.5	1.5
Itaú Argentina	3.0	1.7	5.6	5.5	4.0	1.6	9.4	3.7
Itaú Chile	5.5	3.2	9.6	4.4	5.3	1.9	10.3	5.3
Itaú Uruguay	1.7	0.3	3.4	2.0	0.5	0.2	1.1	0.7
Itaú Paraguay	0.4	0.2	1.4	1.0	0.6	0.2	1.7	0.2
Itaú BBA Colombia	-	-	-	-

Effect of diversification				(77.1)				(53.4)
Global Risk	289.7	118.0	601.4	373.7	142.0	74.0	278.5	150.9

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

F.150

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interest rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2012						12/31/2011
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	255,232	191,194	78,496	246,502	97,228	868,652	236,921	142,241	90,272	221,692	54,704	745,830
Interbank deposits	15,321	3,274	4,835	395	1	23,826	18,911	3,226	3,247	2,177	260	27,821
Securities purchased under agreements to resell	87,829	71,539	3,190	179	-	162,737	50,131	40,462	1,655	-	-	92,248
Central Bank compulsory deposits	63,701	-	-	-	-	63,701	98,053	-	-	-	-	98,053
Held-for-trading financial assets	17,163	7,251	7,920	85,581	27,601	145,516	7,188	3,369	27,149	72,088	12,095	121,889
Financial assets held for trading and designated at fair value through profit or loss	220	-	-	-	-	220	186	-	-	-	-	186
Available-for-sale financial assets	13,120	7,914	5,481	29,470	34,884	90,869	6,139	3,997	3,768	17,042	16,564	47,510
Held-to-maturity financial assets	-	118	70	147	2,867	3,202	87	-	33	242	2,743	3,105
Derivatives	1,943	3,581	1,390	3,742	941	11,597	2,277	2,199	1,473	2,315	490	8,754
Loan and lease operations portfolio	55,935	97,517	55,610	126,988	30,934	366,984	53,949	88,988	52,947	127,828	22,552	346,264
Interest-bearing liabilities	233,991	78,742	59,229	210,743	76,688	659,393	167,707	69,188	47,978	220,434	51,515	556,822
Savings deposits	83,451	-	-	-	-	83,451	67,170	-	-	-	-	67,170
Time deposits	12,369	20,861	16,667	62,226	5,109	117,232	30,918	19,167	11,475	79,542	3,367	144,469
Interbank deposits	2,643	3,550	1,201	207	-	7,601	665	683	445	272	-	2,065
Deposits received under repurchase agreements	123,001	17,838	16,281	82,424	27,861	267,405	55,866	11,403	11,139	89,261	17,744	185,413
Interbank market	5,606	26,871	21,065	38,802	4,729	97,073	5,904	24,588	16,773	38,781	4,452	90,498
Institutional market	2,299	7,018	2,753	22,062	37,896	72,028	2,772	11,248	5,881	9,565	25,341	54,807
Derivatives	1,724	2,582	1,211	4,500	1,052	11,069	1,526	1,245	1,364	2,104	508	6,747
Financial liabilities held for trading	6	22	51	522	41	642	48	854	901	909	103	2,815
Liabilities for capitalization plans	2,892	-	-	-	-	2,892	2,838	-	-	-	-	2,838
Difference asset/ liability (2)	21,241	112,452	19,267	35,759	20,540	209,259	69,214	73,053	42,294	1,258	3,189	189,008
Cumulative difference	21,241	133,693	152,960	188,719	209,259		69,214	142,267	184,561	185,819	189,008
Ratio of cumulative difference to total interest-bearing assets	2.4%	15.4%	17.6%	21.7%	24.1%		9.3%	19.1%	24.7%	24.9%	25.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F.151

Position of accounts subject to currency risk

	12/31/2012
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	5,681	388	39	2,602	8,710
Central Bank compulsory deposits	-	-	1	2,528	2,529
Interbank deposits	11,160	1,209	1	2,202	14,572
Securities purchased under agreements to resell	463	-	-	39	502
Financial assets held for trading	4,909	646	-	262	5,817
Financial assets designated at fair value through profit or loss	-	216	-	-	216
Derivatives	3,100	588	-	294	3,982
Available-for-sale financial assets	50,828	354	-	3,473	54,655
Held-to-maturity financial assets	546	-	-	-	546
Loan operations and lease operations portfolio, net	44,417	4,950	1	32,363	81,731
TOTAL ASSETS	121,104	8,351	42	43,763	173,260

	12/31/2012
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	32,602	1,917	441	26,836	61,796
Securities sold under repurchase agreements	17,156	-	-	622	17,778
Financial liabilities held for trading	-	720	-	-	720
Derivatives	2,755	493	-	205	3,453
Interbank market debt	27,430	150	-	2,393	29,973
Institutional market debt	52,421	3,065	-	2,411	57,897
TOTAL LIABILITIES	132,364	6,345	441	32,467	171,617

NET POSITION	(11,260)	2,006	(399)	11,296	1,643

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	2,560	323	64	2,221	5,168
Central Bank compulsory deposits	-	13	-	2,098	2,111
Interbank deposits	15,681	1,274	2	1,044	18,001
Securities purchased under agreements to resell	478	-	-	127	605
Financial assets held for trading	4,327	643	-	304	5,274
Financial assets designated at fair value through profit or loss	-	186	-	-	186
Derivatives	2,018	614	-	258	2,890
Available-for-sale financial assets	37,880	98	-	2,209	40,187
Held-to-maturity financial assets	605	-	-	-	605
Loan operations and lease operations portfolio, net	40,494	5,338	2,832	22,693	71,357
TOTAL ASSETS	104,043	8,489	2,898	30,954	146,384

	12/31/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,830	2,390	409	19,438	59,067
Securities sold under securities repurchase agreements	7,228	-	-	176	7,404
Financial liabilities held for trading	-	2,815	-	-	2,815
Derivatives	1,684	537	-	137	2,358
Interbank market debt	28,022	643	2	2,015	30,682
Institutional market debt	47,643	3,530	-	1,230	52,403
TOTAL LIABILITIES	121,407	9,915	411	22,996	154,729

NET POSITION	(17,364)	(1,426)	2,487	7,958	(8,345)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

F.152

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

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

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 2,804 of December 21, 2000 and BACEN Circular No. 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 481.1 billion (R$ 448.1 billion at 12/31/2011), particularly funding from time deposits. A considerable portion of these funds – 29.4% of total, or R$ 141.4 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

F.153

	12/31/2012			12/31/2011
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	133,377	243,199		127,686	242,638
Demand deposits	34,916	34,916	7.3	28,933	28,933	6.5
Savings deposits	83,451	83,451	17.3	67,170	67,170	15.0
Time deposits	12,368	117,232	24.4	30,917	144,469	32.2
Other	2,642	7,600	1.6	666	2,066	0.5
Funds from acceptances and issuance of securities (1)	3,863	55,108	11.5	4,862	51,557	11.5
Funds from own issue (2)	3,394	127,652	26.5	2,913	114,155	25.5
Subordinated debt	797	55,179	11.5	60	39,715	8.9
Total	141,431	481,138		135,521	448,065

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

F.154

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During 2012, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 120.8 billion and accounted for 85.4% of the short-term redeemable obligations, 25.1% of total funding, and 17.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2012%	12/31/2011%
Net assets (1) / funds within 30 days (2)	85.4	59.6
Net assets (1) / total funds (3)	25.1	18.0
Net assets (1) / total assets (4)	17.7	15.4

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial Assets

(2) Table Funding from clients (Total Funding from clients 0-30 days)

(3) Table Funding from clients (Total Funding from clients)

(4) Detailed in the table Undiscounted future flows – Financial Assets, total present value regards R$ 682,867 (R$ 524,416 at 12/31/2011).

F.155

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2012					12/31/2011
FINANCIAL ASSETS (1)	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total
Cash and deposits on demand	13,967	-	-	-	13,967	10,633	-	-	-	10,633

Interbank investments	109,340	61,934	320	159	171,753	68,277	36,721	2,295	287	107,580
Securities purchased under agreements to resell – Funded position (2)	22,895	-	-	1	22,896	25,438	-	-	-	25,438
Securities purchased under agreements to resell – Financed position	71,124	53,678	-	-	124,802	23,948	29,706	-	-	53,654
Interbank deposits	15,321	8,256	320	158	24,055	18,891	7,015	2,295	287	28,488

Securities	102,046	7,293	9,261	78,689	197,289	50,127	5,368	3,979	54,096	113,570
Government securities - available	83,980	-	-	-	83,980	44,741	-	-	-	44,741
Government securities – subject to repurchase commitments	13,581	2,208	1,024	37,165	53,978	686	1,779	916	23,210	26,591
Private securities - available	4,482	4,229	7,968	37,201	53,880	4,693	3,299	2,332	28,648	38,972
Private securities – subject to repurchase commitments	3	856	269	4,323	5,451	7	290	731	2,238	3,266

Derivative financial instruments	1,943	4,971	1,756	2,927	11,597	2,277	3,672	960	1,845	8,754

Loan and lease operations portfolio (3)	48,460	153,079	82,459	116,066	400,064	48,966	133,015	78,609	110,750	371,340

Total Financial Assets	275,756	227,277	93,796	197,841	794,670	180,280	178,776	85,843	166,978	611,877

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 63,701 (R$ 98,053 at December 31, 2011), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 9,106 (R$ 7,227 at 12/31/2011) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 27,382 (R$ 25,749 at 12/31/2011).

F.156

Undiscounted future flows except for derivatives	12/31/2012					12/31/2011
FINANCIAL LIABILITIES	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	133,310	42,494	15,290	74,632	265,726	122,173	38,410	33,101	67,913	261,597
Demand deposits	34,916	-	-	-	34,916	28,933	-	-	-	28,933
Savings deposits	83,451	-	-	-	83,451	67,170	-	-	-	67,170
Time deposit	12,261	37,620	15,150	74,402	139,433	25,423	37,239	32,903	67,806	163,371
Interbank deposits	2,682	4,874	140	230	7,926	647	1,171	198	107	2,123

Compulsory deposits	(35,238)	(9,761)	(3,744)	(14,959)	(63,702)	(39,562)	(15,790)	(13,951)	(28,750)	(98,053)
Demand deposits	(8,590)	-	-	-	(8,590)	(9,939)	-	-	-	(9,939)
Savings deposits	(23,582)	-	-	-	(23,582)	(18,843)	-	-	-	(18,843)
Time deposit	(3,066)	(9,761)	(3,744)	(14,959)	(31,530)	(10,780)	(15,790)	(13,951)	(28,750)	(69,271)

Securities sold under repurchase agreements (1)	134,028	35,529	54,086	85,195	308,838	56,618	24,205	45,139	91,587	217,549

Funds from acceptances and issuance of securities (2)	3,793	29,349	11,049	15,526	59,717	4,365	25,714	12,998	13,274	56,351

Borrowings and onlending (3)	2,938	27,596	11,277	24,083	65,894	3,339	25,276	10,617	24,484	63,716

Subordinated debt (4)	831	4,352	7,726	61,698	74,607	69	11,338	3,174	40,941	55,522

Derivative financial instruments	1,724	3,793	2,154	3,398	11,069	1,526	2,609	885	1,727	6,747

Total Financial Liabilities	241,386	133,352	97,838	249,573	722,149	148,528	111,762	91,963	211,176	563,429
(1) Includes Own and Third Parties’ Portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

F.157

	12/31/2012					12/31/2011
Off Balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	1,526	13,271	3,078	42,435	60,310	1,014	10,488	4,269	35,759	51,530
Commitments to be released	94,197	25,452	15,675	79,236	214,560	92,260	22,068	12,993	79,518	206,839
Letters of credit to be released	14,605	-	-	-	14,605	11,172	-	-	-	11,172
Total	110,328	38,723	18,753	121,671	289,475	104,446	32,556	17,262	115,277	269,541

F.158

ITEM 19	EXHIBITS

Exhibit

Number	Description

1.1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation).	*
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(1)
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho Bracher, Antonio Beltran Martinez and Banco Itaú S.A.	(2)
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	(3)
6	See note 28 to our consolidated financial statements explaining how earnings per share information was calculated under IFRS. See “Item 3A. Selected Financial Data — Earnings and Dividend per Share Information” for information explaining how earnings per share information was calculated under Brazilian Corporate Law.	*
8.1	List of subsidiaries.	*
11.1	Code of Ethics (unofficial English translation)	*
11.2	Corporate Governance Policy (unofficial English translation)	*
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

(1)	Incorporated herein by reference to our annual report on F-6 filed with the Commission on February 20, 2009.

(2)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

(3)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on May 17, 2010.

*	Filed herewith.

236

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

Dated: April 29, 2013

237