Form 20-F
period 2013-12-31
Itau Unibanco Holding S.A.
filed 2014-04-02
CIK 1132597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

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

None.

The number of outstanding shares of each class of stock of ITAÚ UNIBANCO HOLDING S.A., as of December 31, 2013 was:
2,518,215,040 Common Shares, no par value per share

2,509,814,670 Preferred Shares, no par value per share

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

INTRODUCTION

The information found in this annual report on Form 20-F is accurate only as of the date of this annual report on Form 20-F and information incorporated by reference is accurate only as of the date of the document in which it is contained. Our activities, the condition of our finances and assets, the results of transactions and prospects may have changed since that date.

Information contained in or accessible through the websites mentioned in this annual report on Form 20-F is not part of this annual report unless we specifically state that it is incorporated by reference and is part of this report. All references in this annual report on Form 20-F to websites are inactive textual references and are for information only.

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filling with the United States Securities and Exchange Commission)

20-F item number and description	Page

Part I
Item 1. Identity of directors, senior management and advisors	Not applicable
Item 2. Offer statistics and expected timetable	Not applicable

Item 3. Key Information
3A. Selected financial data	A-23 to A-26
A-337
3B. Capitalization and indebtedness	Not applicable

3C. Reasons for the offer and use of proceeds	Not applicable

3D. Risk factors	A-93 to A-95
A-153 to A-164
Item 4. Information on the company
4A. History and development of the company	A-27 to A-28
A-35 to A-40
A-336
4B. Business overview	A-14 to A-17
A-29 to A-37 A-43 to A-44
A-46
A-52 to A-87
A-164 to A-193
A-195 to A-227
A-242 to A-287
A-317 to A-318
A-319, A-321
A-323, A-325
A-331
A-354 to A-358
4C. Organizational structure	A-44 to A-46
A-104
4D. Property, plant and equipment	A-334 to A-335

Item 4A. Unresolved staff comments	1

Item 5. Operating and financial review and prospects
5A. Operating results	A-4 to A-9
A-237 to A-242 A-249 to A-250
A-294 to A-327
A-331
5B. Liquidity and capital resources	A-172 to A-185
A-189 to A-190
A-193 to A-197
A-283 to A-288
A-326 to A-331
5C. Research and development, patents and licenses	A-44

5D. Trend information	A-335

5E. Off-balance sheet arrangements	A-294
F-163 to F-165

5F. Tabular disclosure of contractual obligations	A-288

Item 6. Directors, senior management and employees
6A. Directors and senior management	A-106 to A-148
A-163
6B. Compensation	A-149 to A-151
F-95 to F-99
6C. Board practices	A-106 to A-117

6D. Employees	A-42
A-81
A-231 to A-233
6E. Share ownership	A-44 A-45
A-151
Item 7. Major shareholders and related party transactions
7A. Major shareholders	A-44 to A-45
A-46 to A-48
7B. Related party transactions	A-47 to A-48
A-210
A-291 to A-292
F-159 to F-161
7C. Interests of experts and counsel	Not applicable

Item 8. Financial information
8A. Consolidated financial statements and other financial information	A-18 to A-19
A-90 to A-93
A-227 to A-233
F-1 to F-182
8B. Significant changes	1

Item 9. The offer and listing
9A. Offer and listing details	A-49 to A-51
A-88 to A-90
9B. Plan of distribution	Not applicable

9C. Markets	A-49 to A-51
A-219 to A-220
9D. Selling shareholders	Not applicable

9E. Dilution	Not applicable

9F. Expenses of the issue	Not applicable

Item 10. Additional information
10A. Share capital	Not applicable

10B. Memorandum and articles of association	A-46 to A-48
A-88 to A-93
A-98
A-98 to A-117
A-149 to A-151
A-210
A-212 to A-214
10C. Material contracts	1

10D. Exchange controls	A-102 to A-103

10E. Taxation	A-338 to A-350

10F. Dividends and paying agents	Not applicable

10G. Statement by experts	Not applicable

10H. Documents on display	1

10I. Subsidiary information	Not required

Item 11. Quantitative and qualitative disclosures about market risk	A-172 to A-185
A-287 to A-288

Item 12. Description of securities other than equity securities
12A. Debt securities	Not applicable

12B. Warrants and rights	Not applicable

12C. Other securities	Not applicable

12D. American depositary shares	A-88 to A-98
Part II
Item 13. Defaults, dividend arrearages and delinquencies	1
Item 14. Material modifications to the rights of security holders and use of proceeds	1

Item 15. Controls and procedures	1

Item 16. [Reserved]
16A. Audit committee financial expert	A-111

16B. Code of ethics	A-101

16C. Principal accountant fees and services	A-290 to A-291

16D. Exemptions from the listing standards for audit committees	A-100

16E. Purchases of equity securities by the issuer and affiliated purchasers	A-288 to A-289

16F. Change in registrant’s certifying accountant	2

16G. Corporate governance	A-98 to A-102
Part III
Item 17. Financial statements	3
Item 18. Financial statements	3

Item 19. Exhibits	4

Annex A – Annual Report

Itaú

Form 20-F

Debt Report

Itaú Unibanco Holding S.A.

2013 Consolidated Annual Report

Itaú Unibanco Holding S.A.

Annual Report

Index

Context
A-4	Macroeconomic context
A-10	Context of Itaú Unibanco Holding
A-17	Context of this report

Itaú Unibanco Holding
A-23	In numbers
A-27	2013 highlights
A-38	Our history and profile
A-55	Our business
A-79	Our international business
A-86	Competitive strengths
A-88	Information for the investor

Our governance
A-107	Our practices
A-107	Management structure
A-151	Management Compensation and Long-Term incentive programs

Our risk management
A-153	Risk factors
A-164	Risk and capital management
A-198	Money laundering prevention
A-199	Politically exposed persons
A-199	Regulatory environment

Performance
A-237	Financial performance
A-332	Consolidated financial statements (IFRS)

Other
A-334	Property, plant and equipment
A-335	Information on trends
A-336	Capital expenditures
A-337	Exchange rates
A-338	Taxation for the ADS Holders
A-351	Glossary

Attachments
A-354	Selected statistical information

Macroeconomic context

Global context	The global financial markets crisis has significantly affected the world economy since 2008. The crisis led to: (i) recessions and increased unemployment in the world’s leading economies, (ii) a reduction in investments on a global scale, (iii) a sharp decline in credit availability and liquidity and (iv) a general reduction in the levels of transactions in the capital markets worldwide. The world economy and the credit and capital markets have substantially recovered relative to 2008, but the condition of the global financial markets is still relatively fragile.

Most of the needed fiscal adjustment in Europe has been made. As a result, confidence and financial conditions have been improving and economic growth seems to have resumed in the second half of 2013. Downside risks have diminished significantly, but have not disappeared. Unemployment rates in Europe as of December 2013 were very high and are expected to decline slowly as real gross domestic product, or GDP, recovery is expected to maintain slow rates through the end of 2014. In that scenario, the necessary further fiscal and structural reforms could become politically impracticable.

In addition, high unemployment rates have prompted a decline in inflation to very low levels as of December 2013, below the European Central Bank’s, or ECB’s, target. The ECB has responded accordingly by cutting interest rates in 2013 and pledging to maintain monetary easing in the future. However, additional stimuli may be required to counterbalance deflationary forces. In that case, there is a risk that the ECB could be constrained to provide further monetary stimulus, including through unconventional monetary policy tools.

The unprecedented monetary policy measures implemented by developed countries since 2008 created a period of significantly increased liquidity for emerging markets that boosted asset prices. However, as the U.S. economy recovers and its outlook improves, the U.S. Federal Reserve has begun to cautiously reduce the monetary stimulus. A gradual monetary policy normalization has been absorbed relatively well by the emerging markets so far.

However, the smooth exit from a period of extraordinary monetary stimulus remains a challenge in the coming years. This transition may result in higher volatility of asset prices in emerging markets and may potentially impact our operational results.

Annual Report 2013	A-4

U.S. real GDP grew 1.9% in 2013 and we forecast a 3.0% growth in 2014. U.S. economic growth accelerated to an annualized rate of 3.7% in the second half of 2013, temporarily boosted by inventory accumulation. Final demand increased at a moderate 2.6% annualized growth rate. Nonetheless, economic conditions seem to be improving. The 2014 fiscal year budget should result in less fiscal uncertainty, which in turn might increase investor confidence. Moreover, conditions in the U.S. financial markets remain conducive to economic growth. The export outlook has been improving in tandem. Finally, the job market is showing robust signs of strengthening, with monthly job creation averaging approximately 180,000 positions in 2013.

In China, GDP grew 7.7% year-over-year in 2013. The increase in activity occurred as Chinese policymakers reinforced their commitment to curtailing short-term volatility in growth rates and introduced limited stimulus measures to support economic activity. In November 2013, the Chinese government outlined reform plans intended to improve the overall productivity of the Chinese economy. This is expected to help rebalance the economy and sustain growth in the medium-term, although some implementation risks remain.

In Latin America, economies have shown lower growth rates in 2013 than those observed in the preceding three years. In the countries where inflation is low, central banks are able to react through monetary easing in spite of a less expansionist monetary policy in the U.S. This is the case of Colombia, Peru and Mexico.

Apart from a looser monetary policy, Mexico’s economy is expected to benefit in 2014 from higher growth in the U.S. and a higher public deficit. Economic reforms, especially the energy reform approved at the end of 2013, are expected to increase potential growth over the next few years.

In Argentina, controls over exchange rate transactions were not able to avoid losses of reserves in 2013 and the Argentine central bank had to increase the pace of nominal devaluation. However, higher exchange rate depreciation has not been accompanied by a tighter monetary policy, so inflation is expected to rise further.

Annual Report 2013	A-5

Our results of operations since the last quarter of 2008 have been partially negatively affected by the global financial markets crisis. Fiscal problems in advanced economies, sluggishness in developed countries and inflation and other issues in developing economies may have an impact on future growth in Brazil and, therefore, on our results of operations.

Brazilian context	As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in the country. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.3% from 2004 to 2011, which led to increased bank lending and deposits. Brazilian GDP growth decelerated to 2.7% in 2011 and 1.0% in 2012. Brazil’s GDP grew 2.3% in 2013.

The Central Bank reduced the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia, or the “SELIC”) from a high of 19.75% in May 2005 to a low of 7.25% in October 2012.

In January 2014, the SELIC rate was raised to 10.5%. As a proportion of GDP, bank lending increased to 56.5% in December 2013, compared to 53.8% in December 2012. The recent increase in interest rates has also triggered an increase in the reference interest rate (Taxa Referencial, or “TR”), from approximately 0.0% in December 2012 to approximately 0.05% in December 2013.

Annual Report 2013	A-6

Consumer price inflation decreased in 2012 but remained at high levels, reflecting higher commodity prices, exchange rate depreciation and an overheated labor market. The Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA) decreased to 5.8% in 2012, compared to 6.5% in 2011. The twelve-month IPCA inflation rate ending in December 2013 reached 5.9%, above the Central Bank’s target of 4.5%, mainly due to increases in the price of food and services. Inflation averaged 5.5% from 2004 to 2013.

The monetary tightening cycle implemented by the Central Bank since April 2013 is expected to keep inflation under control but could also impact domestic activity. If inflation persists or economic activity declines, income of families may decrease in real terms and could eventually lead to higher delinquency rates in the Brazilian banking system.

The Brazilian government has provided tax incentives in order to stimulate domestic activity. In the future, the Brazilian government could further reduce taxes to stimulate economic growth. We are exposed to tax policy and regulatory changes, which are sometimes adopted on short notice.

In addition, Brazil has experienced a large number of regulatory changes, such as changes in reserve and capital requirements, as well as other macro-prudential policies (such as capital controls). In the second half of 2012, the Central Bank also altered the rules for reserve requirements. In September 2012, the additional reserve requirement for demand deposits decreased from 6.0% to zero, and in March 2013, the additional reserve requirement for time deposits decreased from 12.0% to 11.0%. In July 2013, the Central Bank brought forward the timeframe for the revocation of the rule that reduces interest applicable to reserve requirements over time deposits to March 2014. This reduction was aimed at stimulating the transfer of liquidity from larger to smaller financial institutions and resulted in more than R$46 billion being injected in smaller financial institutions.

The Brazilian real depreciated in relation to the U.S. dollar, reaching R$2.36 per US$1.00 as of December 31, 2013, from R$2.05 per US$1.00 as of December 31, 2012. Rising risk premiums in emerging markets and the partial withdrawal of monetary stimuli in the United States were the main drivers behind this movement. On December 18, 2013, the Central Bank announced the extension of its foreign exchange intervention program (which started on August 22, 2013), with some modifications. At least until June 2014, the Central Bank is expected to offer US$1 billion per week in the derivatives (“swaps”) market.

Annual Report 2013	A-7

Brazil’s current account deficit (net balance from trade of goods and services and international transfers) reached 3.7% of the GDP as of December 31, 2013, an increase from 2.4% as of December 31, 2012. Despite the widening of its current account deficit, Brazil maintains its external solvency, with US$376 billion in international reserves and US$312 billion in external debt as of December 31, 2013.

Real total outstanding loan growth slowed to 10.0% in 2012 (from 11.5% in 2011), due to higher non-performing loans (credit transactions with at least one payment overdue for over 90 days) during 2011 and the first half of 2012 and a modest increase in economic activity in 2012. While outstanding loan growth varied across the financial industry, state-owned financial institutions continued to widen their market share.

These trends continued in 2013, with the credit market showing limited signs of improvement. Real year-over-year total loan growth in Brazil has slowed down from 10.0% by the end of 2012 to 8.2% in December 2013. Total new loans in Brazil grew at a real annual average of 5.1% until December 2013. Growth of non-earmarked credit transactions has continued to decline, and growth of credit transactions earmarked for specific purposes (e.g., rural lending) is also beginning to decelerate. Consumer non-performing loans in Brazil have decreased, from 5.6% of total consumer loans as of December 2012 to 4.4% as of December 2013. Commercial non-performing loans have also decreased, from 2.2% of total commercial loans in December 2012 to 1.8% in December 2013.

Annual Report 2013	A-8

Initiatives by the Brazilian government to decrease interest rates on consumer borrowing may also affect our results. In 2012 and the beginning of 2013, the government used two instruments to reduce interest rates for new credit transactions: lower funding costs through cuts of the SELIC rate and price competition through state-owned financial institutions. With the increase in the SELIC rate starting in April 2013, interest rates on consumer borrowing started increasing again. However, spreads remained practically stable. The average interest rate for new credit transactions increased to approximately 19.7% in December 2013 from 18.0% in December 2012, after a decrease from 22.8% in December 2011. Although funding rates may increase again due to monetary policy tightening, price competition through state-owned financial institutions may still be used as an instrument to keep rates at historically low levels in Brazil.

Furthermore, regulatory changes for the domestic banking sector have recently been released, such as new rules for implementation of the Basel III framework in Brazil, including further modifications to capital requirement models. These changes have the potential to adversely affect our operations and profitability.

In mid-2013, a series of protests occurred throughout Brazil. The Brazilian government has announced its intention to address certain issues raised by protesters, including the quality of public services, political reform and fiscal responsibility. As a result, a political reform has started to be discussed in Brazil, but no decision has been made.

The table below shows the real GDP growth, the inflation rate, exchange rate variation and the interest rates in Brazil as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009:

	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009
Real GDP Growth %[1]	2.3	1.0	2.7	7.5	(0.3)
Inflation Rate %[2]	5.5	8.1	5.0	11.3	(1.4)
Inflation Rate %[3]	5.9	5.8	6.5	5.9	4.3
Exchange Rate Variation % (R$/US$)[4]	(38.8)	(8.2)	(11.2)	4.5	34.2
TR % (a reference interest rate)5 and 6	0.53	0.00	1.07	0.66	0.20
CDI % (interbank interest rate)[6]	9.78	6.94	10.87	10.64	8.61
SELIC % (overnight interest rate)[6]	9.90	7.16	10.90	10.66	8.65
Sovereign 5-Year CDS[7]	193.3	108.3	160.8	111.0	123.0

1.	Source: Instituto Brasileiro de Geografia e Estatística, or IBGE.
2.	Source: General Price Index – Internal Availability (Índice Geral de Preços – Disponibilidade Interna, or “IGP-DI”), as published by the Fundação Getulio Vargas.
3.	Source: IPCA, as published by IBGE.
4.	Source: Central Bank (accumulated rates for the period, negative numbers mean depreciation of the Brazilian real).
5.	Mortgage reference rate.
6.	Source: Central Bank (period end). 2013 data are presented in percent per annum.
7.	Source: Bloomberg (period end). Credit default swap, or CDS, is a measure of country risk (basis points).

Annual Report 2013	A-9

Context of Itaú Unibanco Holding

Message from the Chairman of the Board of Directors

Dear Stakeholder,

Our economic scenario went through significant changes in 2013, mainly due to the recovery of the US economy, which strengthened the US dollar and led to the fall in prices of assets in emerging markets. The Brazilian GDP increased below the expected rate for the year, but unemployment remained close to the historical lowest levels. We have noted a lower growth in credit in Brazil, unemployment rates are falling and types of loans with longer terms have gained more space, such as real estate loans.

In 2013 we proved that the strategy we adopted two years before was the right one. In 2011 we thought ahead of the market and increased the control over risks and expenses, by engaging the whole bank, which led to our reaching good results. Accordingly, we again prove that team work, constantly focused on our clients, makes all the difference to create value to our stockholders over time.

In 2013 and early 2014 we moved forward in our strategy to internationalize the bank in Latin America, and became the leaders in customer satisfaction. We have recently announced the merger of our Chilean operation with Corpbanca, which is pending approval from regulatory bodies. This operation will make us the fourth largest bank in Chile and the fifth largest in Colombia. Our investment of R$11.1 billion in technology will enable us to offer safer and more expeditious service to our customers. Also in 2013, with the acquisition of Credicard, we are now responsible for offering and distributing financial products and services of the Credicard brand, thus contributing to the increase in our service revenues.

Our path shows that we anticipate scenarios, either favorable or challenging ones. Now is the time for us to remain attentive to the control over risks and expenses, by keeping a fair risk appetite and striving not to miss any opportunities to increase our revenues on a sustainable manner throughout our several business areas.

Annual Report 2013	A-10

In 2014 our institution will celebrate its 90th anniversary. We are the largest private bank in Brazil and an important competitor in Latin America. Few institutions have managed to build up such a successful history. This would not be possible if we could not count on a sound corporate structure, and a set of values, beliefs and attitudes adopted all the time by all our employees, as well as a strong governance structure. Today the controlling ownership group ensures a long-term vision and the commitment to a professional management, by clearly defining the role that each employee plays in the organization, strengthened by our corporate vision to “be the leading bank in sustainable performance and customer satisfaction”.

Accordingly, we invite you to read this report, which consolidates Form 20-F, Annual and Debt Reports, details our context, profile, business, governance, risk management and financial performance. Our common objective remains unchanged: Improve and strengthen our Corporate Governance practices, as well as to expand the dialogue with our stakeholders.

Have a good reading!

Yours faithfully,

Pedro Moreira Salles

Chairman of the Board of Directors

Annual Report 2013	A-11

Message from the Chief Executive Officer

Over the past years, we have witnessed times of uncertainty in Brazil and in the world, with a slower growth of the Brazilian economy and volatility in the international market, which has affected the bank’s results.

In view of this economic scenario, we have been internally re-discussing our strategy in banking operations for two years. We reduced the risk profile of our loan portfolio, focused more on banking service fees and revenue from insurance operations, adopted a strict policy for the control of expenses and intensified our efforts to improve efficiency.

The expectation that the reduction in the margins would be offset by lower losses from the expenses for allowance for loan losses has materialized. Our banking service fees and revenue from insurance operations grew 17.2%. Our expenses grew only 4.8%, resulting in a lower risk-adjusted efficiency ratio. In 2013, our net income was R$16.5 billion, an increase of 30.0% from 2012, and the annualized return on average stockholders’ equity reached 21.0%, the best result since the merger of Itaú and Unibanco, reflecting the improvement of the bank’s operational quality. This performance is directly related to the improvement in the quality of credit, which results from higher selectivity in the granting of credit and higher growth of lower-risk products, with a focus on the larger offer of value-added services to clients and cost control. As a result, our risk-adjusted efficiency ratio for the year reached 69.5%.

Our total loan portfolio grew 12.2% in relation to December 31, 2012 to R$411.7 billion. The default rate reached 3.7%, the lowest level since the merger, which is the result of our prioritizing lower risk portfolios, and it is expected to continue to drop. Among the highlights are the payroll loan, real estate loan and corporate loan portfolios, which increased 66.6%, 32.8% and 21.9%, respectively. Loans in Latin America, excluding Brazil, totaled R$36.3 billion, an increase of 33.5% in the year. These portfolios are expected to continue to grow in 2014.

We maintain our intention to expand our operations in Latin America, particularly in the retail segment. In 2013, we announced the acquisition of the retail operation of Citibank in Uruguay, which has already been approved by the regulatory bodies. At the beginning of 2014, we formalized the merger of Banco Itaú Chile with CorpBanca, which has operations in Chile and Colombia. Itaú CorpBanca will be one of the most robust institutions in Latin America. At the moment, we do not intend to expand our operations in Paraguay and Uruguay, where we are already strong, but we are interested in entering the Mexican and Peruvian markets.

Annual Report 2013	A-12

In 2013, we acquired shares of BMG Seguradora, the retail operation of Citibank in Uruguay and Credicard. This last acquisition is in line with the repositioning of the REDE brand, which will enable our evolution in services of electronic payment methods.

The investment of R$11.1 billion in technology will contribute to improve processes, reduce costs and increase productivity gains. As a result, we will increase the availability of our products and services, including the development of tools to meet the growing use of electronic channels. The construction works of our new data center are expected to be completed in the first quarter of 2014.

In 2014, we will maintain our strategy, which has proved to be right, generating return for our shareholders. We will maintain our focus on the improvement of credit quality, on the sustainability of the banking service fees and on the discipline in cost control, emphasizing the quality of services in general, cross selling and customer service.

This is the first report that combines the annual report, the Form 20-F and the prospectus for the issue of debt. This initiative allows for cost reduction, efficiency increase and productivity gain.

We thank all our shareholders for the trust placed in us.

Enjoy your reading.

Roberto Setubal

CEO

Annual Report 2013	A-13

Business strategy	Our Board of Directors is responsible for defining our strategy and that of our subsidiaries. Strategic decisions by our Board of Directors are supported by the strategy committee of the Board, which provides data and information about strategic business issues. The strategy committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to our Chief Executive Officer for the monitoring of our consolidated strategy. The Strategy Committee is supported by the Economic Scenarios Sub-Committee, which provides macroeconomic data for discussions on strategies, investments and budgets. Please refer to section Our Governance, item Our Management Structure, Committees of the Board of Directors, Strategy Committee for further information.

Expand our operations in Brazil and abroad

We intend to expand our operations in Brazil and abroad. In January 2014, we announced the merger of Banco Itaú Chile S.A. with CorpBanca S.A. to form Itaú CorpBanca S.A., which we will control. Through this merger we expect to become the fourth largest bank in Chile and the fifth largest bank in Colombia in terms of outstanding loans. The merger is still subject to regulatory approvals in Brazil, Chile, Colombia, Panama and the United States.

In 2013, we carried out a series of transactions aimed at expanding our operations in Brazil. In December, 2013 we concluded the acquisition of 100.0% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., for approximately R$2.8 billion in cash, including the “Credicard” brand. In Latin America, we acquired Citibank Uruguay on June 28, 2013, including both retail banking and credit card operations. In addition, in order to consolidate and expand operations in Europe, in 2013 we completed the transfer of the central administration and registered offices of Banco Itau BBA International from Lisbon to London by means of a cross-border merger. Please refer to section Itaú Unibanco Holding, item Our Business, Our International Business, Other International Operations, Itau BBA International for further details about Itau BBA International’s business.

In 2012, we successfully acquired the remaining 49.9% of Redecard from minority shareholders by means of a tender offer, for R$11.8 billion. On July 9, 2012, we entered into an association agreement with Banco BMG S.A., aiming at the offering, distribution and commercialization of payroll advance loans. We were also authorized by the Colombian regulatory authorities to structure our wholesale and investment banking operations in Colombia through Itaú BBA SA Colombia. We expect these transactions, which added to the significant steps taken in 2011 described below, to expand our wholesale and investment bank operations abroad, our offering of products and services and our distribution channels.

Annual Report 2013	A-14

In 2011, we entered into an agreement with Munita, Cruzat & Claro, one of the leaders in third party wealth management services in Chile. Also in 2011, we acquired HSBC Bank’s high net worth portfolio in Chile, strengthening our position in the Chilean market, with a network of 88 branches in that country. In addition, we started operations in Switzerland through a subsidiary of Banco Itau BBA International located in Zurich to provide services to private banking clients, both Brazilian and Latin American, who seek global investment opportunities. In April 2011, we entered into an agreement to acquire 49% of Banco CSF S.A. or Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil.

Continue to improve efficiency

After the completion of the integration of Itaú and Unibanco branches in 2010, we established an Efficiency Program aimed at identifying, implementing, and monitoring costs and revenues, in addition to promoting a strong culture of operational efficiency. In 2011, we fully integrated all systems from Unibanco (including legacy information) into Itaú Unibanco’s systems. In 2012 and 2013, we focused on increasing cost savings by reducing unnecessary costs, promoting the simplification and centralization of processes and job descriptions, promoting synergy gains and combining the management of certain business units.

We also aim at simplifying our structure in order to sustain growth. We are committed to improve processes, to streamline operations, to be more efficient in everything we do with the clear purpose of client satisfaction. As an example of how we propose to meet the expectations of an increasingly demanding market, in the beginning of 2013 we announced changes to our executive structure, which we believe will enable us to organize our operations in a simpler and more efficient manner.

Annual Report 2013	A-15

Grow our loan portfolio while maintaining asset quality

The growth of our loan portfolio and the maintenance of asset quality are central aspects of our strategy. We are constantly seeking to improve our models for risk management and our economic forecasts and scenario modeling. We intend to increase the average volume of loan operations to maintain and even grow our market share, depending on product, market and client type, including through the development of new products for specific client demographics.

In 2012 and 2013, we focused on the improvement of our asset quality by increasing credit selectivity and by changing our loan portfolio mix by prioritizing the sale of less risky products, such as real estate and payroll loans, and reducing the origination of higher risk portfolios, such as vehicle loans.

Develop strong relationships with our clients based on client segmentation

We will continue to work on our client segmentation strategy in order to identify our clients’ needs and enhance our relationship with our client base, as well as to increase market penetration. We believe that our client segmentation tools and strategy provide us with an important competitive advantage developed over the course of more than 25 years. We aim to fulfill clients’ financial needs through a wide product portfolio, including by cross-selling banking and insurance products and making sales through a variety of channels. We are focused on delivering “best-in-class” client service, in order to maintain and increase client satisfaction and increase portfolio profitability.

In 2013, we moved our middle-market banking business (companies with an annual revenue between R$30 million and R$300 million) from our Commercial Bank – Retail segment to our Wholesale segment. Starting in the first quarter of 2013, these clients became by Itaú BBA clients and, as a consequence, to receive services more in line with their needs.

Annual Report 2013	A-16

Higher service fee-based income growth

We constantly seek, implement and focus on the sale of new products and services which, we believe add value to our customers and, at the same time, allow us to increase our fee-based income. This increase is mainly due to an increased volume of packages and services, one of the most significant of which is a package that converts fees paid by clients into mobile phone credits. New subscriptions to current account service packages and the adjustment of services provided to our Uniclass clients and by our Itaú Empresas business unit also contributed for this growth. In addition, we continue to focus on increasing our revenues from insurance services. Please refer to section Itaú Unibanco Holding, item Our Business, Commercial Bank – Retail, Overview of Accountholder Products and Services, Retail Banking for further details about Uniclass clients.

Context of this report

This edition of our annual report brings structural and conceptual changes from previous editions. Such changes represent the search for innovation, transparency, and efficiency in obtaining information and in the communication with the public of interest. This report unifies the content of our major annually released reports, such as the annual report on Form 20-F, the Annual Report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program. The annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission, or SEC, served as reference for the minimum content of this report.

The annual report is the account of our strategy, our structure, our activities, our operations, and mainly the way in which we generate value for our publics of interest, including the society, shareholders, clients, and employees.

We used plain and straightforward language to be clear to all audiences who may consult this annual report. For technical terms and specific market expressions, we have included a glossary for the reader to better understand this annual report.

The information presented is aligned with Pronouncement 13 of the Comitê de Orientação para Divulgação de Informações ao Mercado, or CODIM (Market Information Disclosure Steering Committee), a Brazilian joint initiative of entities representing the capital markets, focused on improving transparency and information reporting in the Brazilian capital markets.

Annual Report 2013	A-17

This annual report contains data from January 1 to December 31, 2013, presenting our corporate and business structure, governance and finacial performance, among other matters. The description of our challenges for 2014 in the medium and long term results from interviews carried out with our executives and are aligned with our quarterly conference calls on results.

This annual report includes information on all entities subject to the significant influence or control of Itaú Unibanco Holding S.A. Any potential changes or impacts on the data collected as a result of certain transactions, the acquisition or sale of assets, or any important change for the business is indicated throughout this report.

The survey of material topics that show the evolution of our practices was carried out in accordance with our strategy of sustainability. In 2013, we also adopted the guidelines of the Dow Jones Sustainability Index, or DJSI, of the New York Stock Exchange – one of the most important references to evaluate sustainability management in the stock markets. In 2013, we included BM&FBovespa’s Corporate Sustainability Index in this analysis.

The audit of our financial statements in IFRS is carried out by PricewaterhouseCoopers, or PwC.

Comments and suggestions regarding this report should be sent do the following address: relacoes.investidores@itau-unibanco.com.br.

About our financial information	Our consolidated financial statements, included elsewhere in this document, are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). We first adopted IFRS on January 1, 2010, and our consolidated financial statements for the periods ended December 31, 2011 and 2010 were our first consolidated financial statements presented in accordance with IFRS. All consolidated financial information related to 2013, 2012, 2011 and 2010 included in this report were prepared in accordance with IFRS. We prepared consolidated financial statements in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”) until our 20-F for the period ended December 31, 2010.

We use accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank for our reports to Brazilian shareholders, filings with the Securities and Exchange Commission of Brazil (the “CVM”) and calculation of payments of dividends and tax liabilities.

Annual Report 2013	A-18

The National Monetary Council (CMN) establishes that financial institutions meeting certain criteria, such as Itaú Unibanco Holding, are required to present consolidated financial statements in accordance with IFRS.

The segment-related data have been derived from our management reporting systems and are not based on IFRS, nor were they prepared in accordance with these accounting standards.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 34 – Segment Information for further details about a discussion on the main differences between our management reporting systems and the consolidated financial statements according to IFRS.

Our consolidated financial statements for December 31, 2013, 2012 and 2011 were audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, as stated in its opinion in section Performance, item Financial Performance in this report.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details about the significant accounting policies applied in the preparation of our consolidated financial statements according to IFRS.

Reading this report	In this report, the terms:
	•	“Itaú Unibanco Holding”, “we”, “us” or “our” refer to Itaú Unibanco Holding S.A. (previously Banco Itaú Holding Financeira S.A.) and its consolidated subsidiaries, except where specified or differently required by the context;
	•	“Itaú Unibanco” refers to Itaú Unibanco S.A. (previosuly Banco Itaú S.A.);
	•	“Itaú BBA” refers to Banco Itaú BBA S.A., in both cases with their consolidated subsidiaries, except where specified or differently required by the context;
	•	“Itaú Unibanco Group” refers to Itaú Unibanco Holding and all its subsidiaries and affiliates;
	•	“Brazilian government” refers to the federal government of the Federative Republic of Brazil;
	•	“Preferred shares” and “common shares” refer to authorized and outstanding preferred and common shares with no par value;
	•	“ADSs” refer to our American Depositary Shares (one ADS represents 1 (one) preferred share);
	•	“real”, “reais” or “R$” mean real, the Brazilian official currency; and
	•	“US$”, “dollars” or “U.S. dollars” mean United States dollars.

Additionally, acronyms used repeatedly in this annual report will be explained or detailed in the section “Glossary”, as well as the full name of our subsidiaries and other entities referenced in this annual report.

Annual Report 2013	A-19

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2013 and for results is for the year ended December 31, 2013, except where otherwise stated.

Our fiscal year ends on December 31 and, in this annual report, any mention to any specific fiscal year refers to the 12-month period ended on December 31 of that year.

The information found in this annual report is accurate only as of the date of such information or as of the date of this annual report, according to the situation. Our activities, the situation of our finances and assets, the results of transactions and prospects may have changed since that date.

This document contains information, including statistical data, about certain markets and our competitive position. Except as otherwise indicated, this information is taken or derived from external sources. We indicate the name of the external source in each case where industry data is presented in this annual report. We cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as us.

Information contained in or accessible through the websites mentioned in this annual report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Forward-Looking information	This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;
•	Government regulations and tax laws and respective amendments;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements;
•	Regulation and liquidation of our business on a consolidated basis;
•	Obstacles for holders of our shares and ADSs to receive dividends;

Annual Report 2013	A-20

•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of the competition and industry consolidation;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;
•	The effectiveness of our risk management policy;
•	Damages to our reputation;
•	The capacity of our controlling shareholder to conduct our business;
•	Difficulties during the integration of acquired or merged businesses; and
•	Other risk factors listed in the section “Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

Annual Report 2013	A-21

Itaú Unibanco Holding

Bank Agency –
Itaú Unibanco Business Center

In numbers

Selected financial data – IFRS

The following selected financial data must be read in conjunction with the section Performance, item Results and Consolidated Financial Statements (IFRS) included in this annual report.

The data presented in the tables below have been derived from our audited consolidated financial statements for the years presented, which have been prepared in accordance with IFRS as issued by IASB, unless otherwise indicated.

	(in millions of R$, except percentages)
	As of December 31,				Variation
Assets	2013	2012	2011	2010	2013-2012%		2012-2011%		2011-2010%
Cash and Deposits on Demand	16,576	13,967	10,668	10,172	2,609	18.7	3,299	30.9	496	4.9
Central Bank Compulsory Deposits	77,010	63,701	98,053	85,776	13,309	20.9	(34,352)	(35.0)	12,277	14.3
Interbank Deposits	25,660	23,826	27,821	14,835	1,834	7.7	(3,995)	(14.4)	12,986	87.5
Securities Purchased under Agreements to Resell	138,455	162,737	92,248	88,682	(24,282)	(14.9)	70,489	76.4	3,566	4.0
Financial Assets Held for Trading	148,860	145,516	121,889	115,497	3,344	2.3	23,627	19.4	6,392	5.5
Financial Assets Designated at Fair Value through Profit or Loss	371	220	186	306	151	68.6	34	18.3	(120)	(39.2)
Derivatives	11,366	11,597	8,754	7,777	(231)	(2.0)	2,843	32.5	977	12.6
Available-for-Sale Financial Assets	96,626	90,869	47,510	44,539	5,757	6.3	43,359	91.3	2,971	6.7
Held-to-Maturity Financial Assets	10,116	3,202	3,105	3,170	6,914	215.9	97	3.1	(65)	(2.1)
Loan Operations and Lease Operations Portfolio, Net	389,467	341,271	322,391	274,843	48,196	14.1	18,880	5.9	47,548	17.3
Loan Operations and Lease Operations Portfolio	411,702	366,984	346,264	294,837	44,718	12.2	20,720	6.0	51,427	17.4
(-) Allowance for Loan and Lease Losses	(22,235)	(25,713)	(23,873)	(19,994)	3,478	(13.5)	(1,840)	7.7	(3,879)	19.4
Other Financial Assets	47,592	44,492	40,254	40,945	3,100	7.0	4,238	10.5	(691)	(1.7)
Investments in Associates and Joint Ventures	3,931	3,005	2,544	2,948	926	30.8	461.00	18.1	(404)	(13.7)
Goodwill	1,905	-	-	-	1,905	100.0	-	0.0	-	0.0
Fixed Assets, Net	6,564	5,628	5,358	4,801	936	16.6	270	5.0	557	11.6
Intangible Assets, Net	5,797	4,671	3,825	2,934	1,126	24.1	846	22.1	891	30.4
Tax Assets	34,742	32,412	26,088	24,142	2,330	7.2	6,324	24.2	1,946	8.1
Assets Held for Sale	117	117	85	78	-	0.0	32	37.6	7	9.0
Other Assets	12,142	9,923	7,357	5,637	2,219	22.4	2,566	34.9	1,720	30.5
Total Assets	1,027,297	957,154	818,136	727,082	70,143	7.3	139,018	16.99	91,054	12.5
Average Interest-Earning Assets[1]	882,472	784,686	721,686	585,125	97,786	12.5	63,000	8.7	136,561	23.3
Average Non-Interest-Earning Assets[1]	83,025	70,758	69,134	65,044	12,267	17.3	1,624	2.3	4,090	6.3
Average Total Assets[1]	965,497	855,444	790,820	650,169	110,053	12.9	64,624	8.2	140,651	21.6

1. The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected statistical information, item Average balance sheet for further details.

Annual Report 2013	A-23

	As of December 31				Variation
Liabilities	2013	2012	2011	2010	2013-2012%		2012-2011%		2011-2010%
Deposits	274,383	243,200	242,636	202,688	31,183	12.8	564	0.2	39,948	19.7
Securities Sold under Repurchase Agreements	266,682	267,405	185,413	199,657	(723)	(0.3)	81,992	44.2	(14,244)	(7.1)
Financial Liabilities Held for Trading	371	642	2,815	1,335	(271)	(42.2)	(2,173)	(77.2)	1,480	110.9
Derivatives	11,405	11,069	6,747	5,671	336	3.0	4,322	64.1	1,076	19.0
Interbank Market Debt	111,376	97,073	90,498	62,599	14,303	14.7	6,575	7.3	27,899	44.6
Institutional Market Debt	72,055	72,028	54,807	44,513	27	0.0	17,221	31.4	10,294	23.1
Other Financial Liabilities	61,274	50,255	44,119	41,012	11,019	21.9	6,136	13.9	3,107	7.6
Reserves for Insurance and Private Pension	99,023	90,318	70,904	56,864	8,705	9.6	19,414	27.4	14,040	24.7
Liabilities for Capitalization Plans	3,032	2,892	2,838	2,603	140	4.8	54	1.9	235	9.0
Provisions	18,862	19,209	15,990	14,457	(347)	(1.8)	3,219	20.1	1,533	10.6
Tax Liabilities	3,794	7,109	7,408	12,110	(3,315)	(46.6)	(299)	(4.0)	(4,702)	(38.8)
Other Liabilities	20,848	19,956	18,625	16,021	892	4.5	1,331	7.1	2,604	16.3
Total Liabilities	943,105	881,156	742,800	659,530	61,949	7.0	138,356	18.6	83,270	12.6
Stockholders’ Equity:
Capital	60,000	45,000	45,000	45,000	15,000	33.3	-	0.0	-	0.0
Treasury Shares	(1,854)	(1,523)	(1,663)	(628)	(331)	21.7	140	(8.4)	(1,035)	164.8
Additional Paid-in Capital	984	888	738	490	96	10.8	150	20.3	248	50.6
Appropriated Reserves	13,468	22,423	24,279	16,904	(8,955)	(39.9)	(1,856)	(7.6)	7,375	43.6
Unappropriated Reserves	12,138	7,379	5,561	3,615	4,759	64.5	1,818	32.7	1,946	53.8
Cumulative other Comprehensive Income	(1,513)	1,735	26	494	(3,248)	(187.2)	1,709	6,573.1	(468)	(94.7)
Total Stockholders’ Equity Attributed to the Owners of the Parent Company	83,223	75,902	73,941	65,875	7,321	9.6	1,961	2.7	8,066	12.2
Non-Controlling Interests	969	96	1,395	1,677	873	909.4	(1,299)	(93.1)	(282)	(16.8)
Total Stockholders' Equity	84,192	75,998	75,336	67,552	8,194	10.8	662	0.88	7,784	11.5
Total Liabilities and Stockholders’ Equity	1,027,297	957,154	818,136	727,082	70,143	7.3	139,018	17.0	91,054	12.5
Average Interest-Bearing Liabilities[1]	738,535	649,026	572,622	464,214	89,509	13.8	76,404	13.34	108,408	23.35
Average Non-Interest-Bearing Liabilities[1]	148,215	130,293	150,813	128,220	17,922	13.8	(20,520)	(13.6)	22,593	17.62
Total Average Stockholders’ Equity[1]	78,747	76,125	67,385	57,736	2,622	3.4	8,740	12.97	9,649	16.71
Total Average Liabilities and Stockholders’ Equity[1]	965,497	855,444	790,820	650,169	110,053	12.9	64,624	8.17	140,651	21.63

1. The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected statistical information, item Average balance sheet for further details.

Annual Report 2013	A-24

	For the Ended December 31,				Variance
Statement of Income	2013	2012	2011	2010	2013-2012%		2012-2011%		2011-2010%
Banking Product	79,387	81,172	74,276	69,415	(1.785)	(2.2)	6,896	9.3	4,861	7.0
Losses on Loans Claims	(14,870)	(21,354)	(16,072)	(12,938)	6.484	(30.4)	(5,282)	32.9	(3,134)	24.2
Banking Product Net of Losses on Loans and Claims	64,517	59,818	58,204	56,477	4.699	7.9	1,614	2.8	1,727	3.1
General and Administrative Expenses	(39,914)	(38,080)	(35,674)	(34,632)	(1.834)	4.8	(2,406)	6.7	(1,042)	3.0
Tax Expenses	(4,341)	(4,497)	(4,166)	(4,164)	156	(3.5)	(331)	7.9	(2)	0.0
Share of Profit or (Loss) of unconsolidated Companies	603	175	(113)	349	428	244.6	288	(254.9)	(462)	(132.4)
Current Income Tax and Social Contribution	(7,503)	(7,716)	(6,956)	(4,042)	213	(2.8)	(760)	10.9	(2,914)	72.1
Deferred Income Tax and Social Contribution	3,160	3,491	3,315	(1,494)	(331)	(9.5)	176	5.3	4,809	(321.9)
Net Income	16,522	13,191	14,610	12,494	3.331	25.3	(1,419)	(9.7)	2,116	16.9
Net Income Attributable to Non-Controlling Interests	98	557	773	786	(459)	(82.4)	(216)	(27.9)	(13)	(1.7)
Net Income Attributable to Owners of the Parent Company	16,424	12,634	13,837	11,708	3.790	30.0	(1,203)	(8.7)	2,129	18.2

Information on earnings and dividends per share

	For the Year Ended December 31,
	2013	2012	2011	2010
	(in R$, except number of shares)
Basic Earnings per Share[1,2]:
Common	3.31	2.54	2.78	2.35
Preferred	3.31	2.54	2.78	2.35
Diluted Earnings per Share[1,2]:
Common	3.30	2.53	2.77	2.34
Preferred	3.30	2.53	2.77	2.34
Dividends and Interest on Stockholders’ Equity per Share[3]:
Common	1.03	1.00	0.97	0.86
Preferred	1.03	1.00	0.97	0.86
Weighted Average Number of Shares Outstanding – Basic[1]
Common	2,518,212,730	2,518,212,730	2,518,212,703	2,518,212,700
Preferred	2,447,467,073	2,451,543,058	2,464,029,213	2,471,463,300
Weighted Average Number of Shares Outstanding – Diluted[1]
Common	2,518,212,730	2,518,212,730	2,518,212,703	2,518,212,700
Preferred	2,464,967,419	2,466,079,564	2,479,134,050	2,489,825,183

1.	Per share information relating to 2012, 2011 and 2010 have been retrospectively adjusted for the share bonus distribution which occurred in 2013.
2.	Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. Please refer to section Itaú Unibanco Holding – Information for the Investor, item History of Payment of Dividends for further details of our two classes of stock. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 28 – Earnings per Share for further details of calculation of earnings per share.
3.	Please refer to section Itaú Unibanco Holding, item “Information for the Investor – History of Payment of Dividends” and “Our Risk Management – Regulatory Enviroment” for further details. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21b – Stockholders Equity – Dividends for further details.

Annual Report 2013	A-25

	For the Year Ended December 31,
	2013	2012[1]	2011[1]	2010[1]
	(in US$)
Dividends and Interest on Stockholders’ Equity Per Share2 and 3
Common	0.44	0.49	0.52	0.52
Preferred	0.44	0.49	0.52	0.52

1.	Per share information relating to 2012, 2011 and 2010 have been retrospectively adjusted for the share bonus distribution which occurred in 2013.
2.	Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. Please refer to section Itaú Unibanco Holding – Information for the Investor, item History of Payment of Dividends and section Our Risk Management – Regulatory Enviroment for further details of interest on stockholders’ equity.
3.	Converted into US$ from reais at the selling rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

Selected consolidated ratios

	For the Year Ended December 31,
	2013	2012	2011	2010
Profitability and Performance
Net Interest Margin1 and 4	5.4	6.2	5.8	7.0
Return on Average Assets2 and 4	1.7	1.5	1.7	1.8
Return on Average Equity3 and 4	20.9	16.6	20.5	20.3

	As of the Year Ended December 31,
	2013	2012	2011	2010
Liquidity
Loans and leases as a percentage of total deposits[5]	150.0	150.9	142.7	145.5
Capital
Total stockholders’ equity as a percentage of total assets[6]	8.2	7.9	9.2	9.3

1.	Net interest income divided by average interest-earning assets.
2.	Net income attributable to owners of the parent company divided by average total assets.
3.	Net income attributable to owners of the parent company divided by average stockholders’ equity.
4.	The average balances are calculated on a monthly basis. Please refer to Attachments - Selected Statistical Information, item Average Balance Sheets and Interest Rate Data for more detailed information on our average assets, liabilities and stockholders’ equity for the years ended December 31, 2013, 2012 and 2011.
5.	Loans and leases operations as of year-end divided by total deposits as of year-end.
6.	Total stockholders’ equity as of year-end divided by total assets as of year-end.

Other data

	2013	2012	2011
Other Data
Employess of the Conglomerate (individuals)	95,696	96,977	104,542
Brazil (without Credicard)	87,589	90,323	98,258
Abroad	6,913	6,654	6,284
Credicard	1,194	-	-
Number of Points of Service (Units)	32,927	32,943	33,753
Branches	4,142	4,083	4,072
CSB – Client Service Branches	885	900	912
ATM – Automated Teller Machines	27,900	27,960	28,769

Annual Report 2013	A-26

2013 highlights

Corporate events and partnerships	Agreement between Itaú Unibanco and Fiat – On August 19, 2013, we renewed, for another ten years, the commercial cooperation agreement we have with the carmaker Fiat, a leading vehicle seller in the Brazilian market. The agreement provides for exclusivity in the offer of financing in promotional campaigns of Fiat for the sale of new cars and the exclusive use of the Fiat brand in activities related to vehicle financing.

Citibank in Uruguay – On June 28, 2013, through our subsidiary Banco Itaú Uruguay S.A., we signed an agreement with Citibank N.A., Uruguay branch, for the acquisition of their retail operations in Uruguay, positioning us to assume a portfolio of over 15,000 clients in current account, savings account and time deposits. The transaction closed on December 13, 2013 after all applicable regulatory approvals were obtained.

BMG Seguradora S.A. – On June 25, 2013, through Banco Itaú BMG Consignado S.A., or Itaú BMG Consignado, we entered into an agreement with the controlling shareholders of Banco BMG S.A., or Banco BMG, for the acquisition of 99.996% of the shares issued by BMG Seguradora S.A., or BMG Seguradora, for the approximate amount of R$85 million. BMG Seguradora entered into exclusivity agreements for the distribution of insurance products that will be linked to the products sold by Itaú BMG Consignado and Banco BMG as a condition precedent to the closing. The transaction has been approved by the Administrative Council for Economic Defense (CADE), the Central Bank and the Superintendency of Private Insurance (SUSEP) and the closing of the transaction occurred on January 27, 2013. The acquisition of the shares of BMG Seguradora has been subject to ongoing review by SUSEP.

Cencosud – On June 17, 2013, we signed a Memorandum of Understanding (“MOU”) with the Chilean retail chain Cencosud S.A., sealing a strategic alliance for 15 years. The purpose of this association was to offer consumer finance products and services, in particular those related to credit cards, in Chile and Argentina. The association’s activities would be carried out by special purpose entities in Chile and Argentina, 51.0% of which would be held indirectly by us and 49.0% by Cencosud. On December 23, 2013 we announced that despite having acted in strict compliance with the contents of the MOU and used our best efforts to negotiate definitive contracts with Cencosud, we have failed to succeed in said negotiations, as a result of which the association will not be carried out.

Annual Report 2013	A-27

IRB – Brasil Resseguros S.A. – In the privatization process of IRB, our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. (the “Itaú Insurance Companies”) signed, on May 24, 2013, the Shareholders’ Agreement of IRB with a duration of 20 years. The agreement establishes the voting rights and new governance of IRB, which now has private companies in its controlling group. The Itaú Insurance Companies contributed an approximately R$2.3 million capital increase to the privatization process of IRB, giving the Itaú Insurance Companies a 15% interest in IRB’s total and voting capital stock.

Credicard – On May 14, 2013, we entered into an agreement with Banco Citibank S.A. for the acquisition of Credicard and Citifinancial, including the “Credicard” brand, for the approximate amount of R$2.8 billion. Responsible for the offer and distribution of financial products and services, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards whose loan portfolio totals R$7.3 billion (gross amount in December 2012). The transaction closed on December 20, 2013, after all applicable regulatory approvals were obtained.

Banco Itaú BMG Consignado S.A. – In April 2013, the Central Bank approved the association between Itaú Unibanco and Banco BMG, to be carried out by means of Itaú BMG Consignado and aimed at the offering, distribution and sale of payroll loans in Brazil.

Authorization in the United Kingdom – In February 2013, Itau BBA International Ltd. started its operations in London. The bank started its operations by means of the merger of Banco Itau BBA International, S.A., a bank headquartered in Portugal, and Itau BBA International plc, and a subsequent name change as of May 17, 2013. The process was approved by local regulatory agencies and the Central Bank in December 2012.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 3 – Business Development, for further information.

Annual Report 2013	A-28

Business	Commercial banking – Retail – To improve client satisfaction we have introduced innovations in service delivery and product choices, such as extended operating hours at certain branches located in shopping malls. We have also simplified bank statements and credit card bills to improve statement understanding and transparency for clients.

New “Hiper” Brand – In October 2013, we launched “Hiper”, our new credit card brand available to all Brazilian consumers and accepted in over one million establishments accredited by Rede throughout Brazil. The Hiper branded products will initially be issued by Banco Itaucard S.A., or Itaucard, to our account holders and non-account holders in Brazil and may only be used for credit functions. The “Hiper” brand will not substitute the “Hipercard” brand but, rather, be another option for our clients, with different benefits from those offered for “Hipercard”, such as:

•	Conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers)
•	Cards with the Itaucard 2.0 feature (consistent with the standard international interest model, pursuant to which lower interest rates for revolving credit facilities accrue from the date of purchase instead of the invoice due date and are limited to a maximum of 5.99% per month)

Redecard is now Rede – In 2013, we announced that Redecard S.A. would change its name to Rede. The rebranding is part of the company’s strategy to further expand its business into the digital arena, which also included the launching of e-Rede (e-commerce gateway platform) and m-Rede (mobile POS platform) in 2013.

The company’s new name, “Rede”, meaning “network” in Portuguese, summarizes the company’s key attributes, evoking technology, agility and modernity, in addition to having a youth and connectivity appeal. With the goal of being the main partner of sellers of goods and services, including small businesses and entrepreneurs, that seek to expand the potential of their businesses. Rede offers its clients a range of products to capture transactions that accompany innovative market trends, such as the increased need for payment mobility.

Use of Social Media – In less than three years, our Facebook page has reached over 6.5 million fans, and we were the bank with the highest number of fans in the world, as of December 2013. In addition to our Facebook page, we had over 168,000 followers on Twitter, over 78.2 million views on our YouTube channel, 210,000 followers on Google Plus and 7,900 followers on Instagram, as of December 2013.

Annual Report 2013	A-29

Technology	We are committed to offering the most advanced technology for the convenience and security of our clients, and we continuously invest in the development and improvement of our systems.

In line with our strategy to seek efficiency in our business, in 2013 we announced several innovations for our clients, such as sending receipts of payments and taking out travel insurance through mobile phones and programming deposits in investment funds through the internet.

Our new data center under construction in the state of São Paulo, will include cutting-edge features that are designed to give us even more flexibility and security to serve our clients. Construction work is progressing as planned and is expected to be completed in the first quarter of 2014, when the setup and migration of our technology systems are expected to start. In January 2013, our executive project was certified as Tier III by the Uptime Institute, a consulting company which evaluates capacity and expected availability of a data center, and ranks the project in one of four tiers. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of the bank’s operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, speed and client satisfaction.

In line with our strategy to improve efficiency in our businesses, new features have been made available in our digital channels, such as internet banking and mobile banking, and investments have been made to improve and create new tools to meet the expansion of these channels, providing quality in transactions in an agile, modern and safe environment. These new features and improvements include:

•	Sending receipts by phone – a functionality launched in March of 2013 that allows the costumer to send receipts of payments and transfers made through smartphones and tablets.
•	Travel insurance via mobile – we launched this new feature, unique in the market, to ensure greater comfort, flexibility and convenience to clients. Insurance can be bought 24/7, including in airport lounges, just before the client’s trip starts. The product can be purchased for domestic travel or international coverage and provides medical and dental care, reimbursement of expenses in case of flight delay, damages for lost, stolen or destroyed luggage. For international travel, the costumer can choose between using an accredited network of service providers or request reimbursement of hospital or medical expenses.

•	Scheduled investment in investment funds – our internet banking system now allows for the client to schedule monthly investments.
•	Biometrics – registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology, improving the security of transactions. Please refer to section Itaú Unibanco Holding, item Our profile, marketing and distribution channels, ATMs, for further details.

Annual Report 2013	A-30

•	“One Account” Itaú – launched in August 2013, this new account option for legal entities allows the client to customize its package of services, including number of receipts, types of money transfers, and number of deposits and checks covered. Our client may simulate charges and purchase services at any time as and when needed, always through the internet.
•	Tokpag – launched in November 2013, it is an innovative application that allows account holders to transfer money using only the mobile phone number of the transferee, with the same ease and speed of sending a text message.

“The IT unit is working close to business units, being part of the day-by-day agenda of the businesses.”

Alexandre de Barros, Itaú Unibanco Executive Vice-President – IT

All IT projects are jointly executed with the business, legal and marketing units, taking into consideration sustainability aspects. It is noteworthy that all projects have valuation analysis in order to be approved and prioritized.

We have workplace contingency and disaster recovery processes for our main businesses. Our backup site is also located in the state of São Paulo. Both our primary and secondary data centers have dedicated power systems and generators that are designed to start automatically whenever a power outage occurs.

Awards and recognition	In 2013, we received a series of awards and acknowledgements that contributed to strengthen our reputation. A few of our main accomplishments are listed below:

IR Magazine Awards Brazil 2013 – Given by IR magazine, in partnership with the Brazilian Institute of Investor Relations (IBRI), this award reflects the result of a survey of the Brazilian companies with the best “investor relations” practices, conducted by the Getulio Vargas Foundation, or FGV, with approximately 400 portfolio managers and investment analysts. We were acknowledged in 4 categories in 2013: Best Annual Report, Best Conference Call, Best Meeting with the Investment Analysts Community and Best Investor Relations in the Financial Sector.

World’s Best Bank Award 2013/Global Finance 2013 – The winners of this award are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

•	Best Emerging Markets Banks in Latin America for Banco Itaú Paraguay;
•	World’s Best Subcustodian Banks for our custody services in Brazil, Paraguay and Uruguay;
•	Best Investment Bank and Best Debt Bank for Itaú BBA, outstanding financial institution in Regional Winners – Latin America and Country Winners – Brazil.

Annual Report 2013	A-31

The 100 companies with the best reputation in Brazil – This survey published by “Exame.com” and by “Exame” magazine, lists the companies with the best image in the Brazilian market. We ranked first in the financial sector.

The best of Dinheiro 2013 – Promoted by “Isto É Dinheiro” magazine, this annual award acknowledges the best Brazilian companies of the year by using management criteria such as financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance. We ranked first in the banking sector ranking for the seventh time.

Época NEGÓCIOS 360º – Compiled by Época magazine, this guide is organized in partnership with the Dom Cabral Foundation, which carries out a thorough assessment of the largest Brazilian companies taking into consideration criteria such as financial performance, corporate governance, human resources practices, innovation, vision for the future and social and environmental responsibility. We achieved the first place in the bank sector in 2013 for the second time since this award was created in 2012.

Latin American Executive Team 2013 – Organized by the “Institutional Investor” magazine, this ranking is based on a survey conducted with over 800 managers of investment and pension funds (buy-side analysts), brokers and investment banks (sell-side analysts) operating in Latin America. We won six out of eight categories: “Best Investor Relations” by sell-side and buy-side analysts, “Best CEO” by sell-side and buy-side analysts, “Best Bank CFO” by buy-side analysts and “Best Investor Relations Professional” by buy-side analysts.

Best Cash Management Bank in Brazil – We were recognized for the sixth consecutive year by “Euromoney” magazine, one of the most important financial market publications.

Latin Finance’s Banks of the Year Awards 2013 – Considered the leading source of value-added financial markets intelligence for Latin America and the Caribbean, Latin Finance magazine elected us as the Best Bank in Latin America and the Best Bank in Brazil. Itaú BBA was also acknowledged by Latin Finance as the Best Investment Bank in Brazil.

Melhores e Maiores da Exame – Itaú Unibanco was ranked as the number one bank among the 50 largest Brazilian banks by assets. With 40 years of tradition, this is one the most respected surveys in Brazil.

Valor 1000 – Itaú Unibanco ranked first in two categories of the Valor 1000 survey: Equity and Net Income. In its 13th year, the Valor 1000 Yearbook ranks the thousand largest companies in Brazil by net revenue, based on the IFRS balance sheet for the previous year.

Annual Report 2013	A-32

The most admired companies in Brazil (Carta Capital magazine) – We were named the most admired company in the retail banking segment. In the overall ranking (which includes all economic sectors), the bank was ranked in fifth place. Roberto Setubal, our CEO, was ranked in third place among the most admired business leaders.

Most valuable brand in Brazil (Interbrand) – With a market value of R$19.3 billion, we were considered Interbrand’s Most Valuable Brand in 2013. It was the tenth time the bank ranked first.

Global Custodian – Awarded by this acknowledged publication in the securities services sector. We were selected as the “Best Custodian” in the “Agent Banks in Emerging Markets” survey, in the following markets:

•	Americas and Caribbean regions for international clients;
•	Chile for international clients; and
•	Brazil for local and international consumers.

International Law Office – We were awarded the “Best Legal Team” in Latin America by this website in the “Regulatory (Financial Services)” category. Deemed one of the most significant acknowledgments in the legal sector, the ILO Latin American Counsel Awards 2013 had over 4,000 indications of professionals from law firms and advisory offices from Latin America. This award is promoted by the “International Law Office” website in partnership with the “Association of Corporate Counsel”.

The World’s Biggest Public Companies 2013 – We were ranked 42nd among the 2,000 largest companies in the world, according to Forbes magazine, and “the number one” financial institution in Brazil in the general ranking of Brazilian financial institutions. Revenue, net income, assets and market value for the year 2012 were taken into consideration in the compilation of such list.

Reactions Latin America Awards – Published by the British magazine “Reactions”, this award acknowledges the main insurance companies in Latin America. Itaú Seguros was elected the best insurance company in Brazil.

The 1,000 Best Investment Funds of 2013 – awarded by the “Exame” Guide of Personal Investments. We were elected the Best Manager of the Year in a survey conducted by the Center of Finance Studies of FGV (GVCef- FGV). This award highlighted the best managers for retail, high-end clients, companies and institutional investors. Among 1,000 open-end funds

Annual Report 2013	A-33

analyzed, we were also elected in the Best Manager categories for the following products:

•	Selective retail (funds in which investors invest between R$50,000 and R$250,000);
•	Interbank rate (DI) and short-term funds;
•	Indexed equity funds; and
•	Multimarket investment funds

Bank of the year (The Banker) – We were recognized as 2013’s bank of the year in Brazil and Paraguay by “The Banker” magazine, one of the most recognized financial market publications in the world.

Aberje Awards – We were elected by the Brazilian Association of Corporate Communication, or Aberje, as company of the year in business communication. We also won the award in “Internal Communication and Relations”, with the case “Financial education at IU: a challenge that begins with the employees”.

Best Companies to Launch a Career – We received the highest score in the banking and financial services sector in the list of Best Companies to Launch a Career in 2013, published by Você S/A., a Brazilian magazine.

Awards for Excellence – Itaú Unibanco was recognized by Euromoney magazine as the best bank in Uruguay in 2013.

Sustainability

Exame Sustainability Guide – We are the first financial institution to be recognized by the Exame Guide, published by Exame magazine, as the most sustainable company of the year. We were also acknowledged as the model-enterprise in the “financial institutions” category. This recognition is the most important sustainability prize in Brazil.

Itaú Unibanco is also the first Latin American company present in the ranking “The World’s Top 20 Green Banks in 2012”, organized annually by the Bloomberg Markets magazine, which analyzes banks’ sustainability efforts, including investments in clean energy and waste reduction.

Dow Jones Sustainability World Index 2013/2014 – We were selected to be included in this index for the fourteenth consecutive year. We are the only Latin American bank that is included in the index since its launch in 1999.

Annual Report 2013	A-34

BM&FBovespa’s Corporate Sustainability Index (ISE) 2013/2014 – We were selected to be included in this index in 2014 for the ninth consecutive year. The companies that comprise the index are references in socially responsible investment and act as business benchmarks in Brazil.

Additionally, we were elected one of the Brazilian companies with the best environmental practices in the Prêmio Época Empresa Verde by Época, a Brazilian magazine. We were also acknowledged as one of the leading companies in the climate change award Prêmio Época de Mudanças Climáticas.

We were also acknowledged in six categories in the Prêmio Amigo do Esporte 2013 by the Brazilian Ministry of Sports, and are considered one of the companies that invested the most in the sports sector through the Brazilian sport incentive law, supporting sports and para-sports projects.

Recent developments

Merger with Corpbanca

On January 29, 2014 we entered into an agreement with CorpBanca and its controlling shareholders, establishing the terms and conditions for the merger of the operations of Banco Itaú Chile and CorpBanca in Chile and Colombia. The agreement represents an important step in our internationalization process and for our strategy of becoming the leading bank in Latin America. As a result of the merger, we expect to be the fourth largest bank in Chile and the fifth largest bank in Colombia in terms of outstanding loans.

The transaction contemplates a capital contribution by us in the amount of US$652 million and the execution of a shareholders’ agreement between ourselves and CorpBanca’s controlling shareholders, pursuant to which we and CorpBanca’s controlling shareholders will have the right to nominate members of the board of directors of Itaú CorpBanca, the new entity resulting from this merger, in accordance with our respective ownership interests (33.58% and 32.92% of Itaú CorpBanca’s share capital, respectively). Together, we and CorpBanca’s controlling shareholders will have the power to elect the majority of the members of the board of directors of Itaú CorpBanca, the majority of which we will nominate. In addition, except for certain strategic matters subject to our and CorpBanca’s controlling shareholders joint approval, CorpBanca’s controlling shareholders will always vote in accordance with our decisions.

Itaú CorpBanca, controlled by Itaú Unibanco, will provide its clients with a wide and innovative range of financial products and services, by means of an extensive branch network in Chile (217 branches) and in Colombia (172 branches), keeping the quality of services that distinguishes the operations of both banks.

Annual Report 2013	A-35

The consummation of the transaction is subject to the satisfaction of certain conditions precedent, including the approval at the stockholders’ meeting of CorpBanca and the approval of regulatory authorities in Brazil, Chile and Colombia, as well as in other jurisdictions in which CorpBanca does business. We estimate that this transaction will not have significant accounting effects on our results.

Audit Committee

On December 31, 2013, Eduardo Augusto de Almeida Guimarães ceased to be a member of our Audit Committee.

On February 27, 2014 and March 20, 2014, respectively, the Board of Directors of Itaú Unibanco Holding S.A. elected for the Audit Committee Mr. Sérgio Darcy da Silva Alves and Mr. Diego Fresco Gutierrez. Both Mr. Alves and Mr. Gutierrez were elected for the ongoing term of office, which will expire when those members elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office. Mr. Alves and Mr. Gutierrez are not members of any other committees of Itaú Unibanco Holding S.A. They hold no other positions within the Itaú Unibanco Group or in any publicly held companies that are not part of the Itaú Unibanco Group. The biographies of the new Audit Committee members are summarized below:

Diego Fresco Gutierrez – Mr. Diego Fresco Gutierrez was elected as member of our audit committee in March 2014 (with investiture pending of approval by the Central Bank). He joined PricewaterhouseCoopers in 1990 as a trainee and was partner there from 2000 to June 2013, specializing in external audit and Capital Markets Accounting Advisory Services. He has been a member of the Commission on Corporate Governance on Financial Institutions of the Brazilian Institute of Corporate Governance (IBGC) since 2013. Mr. Gutierrez holds a degree in accounting sciences from Universidad de la Republica Oriental del Uruguay and is a CPA licensed in the state of Virginia (United States of America) since 2002.

Sérgio Darcy da Silva Alves – Mr. Sérgio Darcy da Silva Alves was elected as member of our audit committee in February 2014. His election was approved by the Central Bank on March 19, 2014 and he is expected to take office in April 2014. He was a member of the audit committee of Banco Santander S.A. from October 2006 to March 2013. He has been coordinator of the regulatory committee and member of the audit committee of the BM&F – Commodities and Futures Exchange since January 2007. He was also Deputy Governor of the Central Bank of Brazil, responsible for Financial System Organization and Rulemaking Matters, from September 1997 to April 2006. Mr. Alves is an economist graduated from Universidade Federal do Rio de Janeiro (UFRJ) and holds a degree in Accounting Sciences from Associação de Ensino Unificado de Brasília.

Annual Report 2013	A-36

Corporate reorganization

On January 31, 2014, we reorganized our corporate structure to transfer Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, to Itaú Unibanco. Itaú BBA will retain its investment banking and cash management activities. This internal corporate reorganization is not expected to result in any material change to our regular course of business, including our internal governance, brands and management models of the affected business units.

The main motivation for the corporate reorganization was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of Itaú Unibanco’s Group into Itaú Unibanco.

This transaction is pending final approval by the Central Bank and the Central Bank of the Bahamas.

Changes in the Investor Relations unit

On February, 2014, we announced that Rogério Calderón, currently responsible for Investor Relations and International Finance, has decided to leave Itaú Unibanco Group on April 30, 2014 to pursue other professional activities.

Marcelo Kopel has been selected to assume Rogério Calderón’s functions. Marcelo Kopel, currently Director for Branch Network Products, Operations and Planning, has more than 25 years of experience in the financial area, having had a notable career as a Director of Finance of Redecard, Citibank, Credicard, Banco ING Brasil e América Latina and Bank of America.

The intention is to conclude the transition process for the transfer of activities and for introducing Marcel Kopel to the investor and analyst community by April 30, 2014.

Annual Report 2013	A-37

Our history and profile

Our history

Itaú			Unibanco

			• 1924	Operating Authorization of Casa Moreira Salles

Establishment of Banco Central de Crédito S.A.	1944 •

Banco Central de Crédito S.A. started its operations	1945 •

1940s to 1960s

Opening of the first branch

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian banks

Major investment in technology

Implementation of the “Development Plan”, increasing the number of branches and conducting campaigns to increase deposits

Merger of Itaú América after the takeover of Banco da América

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A.

Opening of the first branch in Rio de Janeiro, the capital of the country at that time

Large investment in professional qualification and technology

Organization of BIB – Banco de Investimentos do Brasil

Expansion of operations, then with the largest network of branches in Brazil

1970s to 1990s

Takeover of Banco Aliança, a milestone for expansion in the Northeast region

Establishment as a multiservice bank

Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil

Strengthening the brand and increasing competitiveness

Service automation, pursuant to the concept of “electronic bank”

Expansion in the number of branches, which had a new design concept

Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité

Acquisition of state banks Banerj and Bemge

Adherence to the multiservice bank system, commencement of operations of the Commercial Bank, Investment, Consumer Credit and Mortgage Loan portfolios

Investment in training and automation of services

Segmentation of clients and services and improvement of customer service

Assumed leadership in the credit financing market

Expansion of activities in the insurance industry

Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil

Annual Report 2013	A-38

Itaú		Unibanco

2000s to 2010s
Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú’s presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil

Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil

Creation of a new image of Unibanco, called “Unibanco’s Way”: a simple, straightforward, positive, good-humored and transparent bank

Itaú and Unibanco merger, announced on November 3	2008 •

Association with Porto Seguro on August 24	2009 •

Association with Banco BMG for payroll loan transactions	2012 •
Acquisition of total outstanding shares of Redecard

Acquisition of Credicard on May 14	2013 •

Annual Report 2013	A-39

Since the establishment of the first branch in Minas Gerais, Brazil, where the oldest institutions that make up the conglomerate were established, until the association between Itaú Holding Financeira and Unibanco – União de Bancos Brasileiros carried out in 2008, nine decades of growth and development led us to today’s most valuable brand position in the Brazilian market and largest financial institution in Latin America in terms of market capitalization.

This association gave rise to the largest Brazilian private bank and one of the 30 largest banks worldwide in market value as of January 31, 2014. Itaú, operating since 1945 in the capital city of the State of São Paulo, and Unibanco, organized in 1924 in the city of Poços de Caldas, State of Minas Gerais, developed similar and supplementary characteristics over time. Mergers, acquisitions and takeovers characterized their growth.

Both Itaú and Unibanco were able to anticipate market challenges, consolidating their businesses during Brazilian economic crises and expanding operations in growth periods. They were pioneers in the use of technology to process banking business and client services and made major investments in automation and support through modern operating centers.

We have been expanding our business since the association through actions such as the acquisitions of Credicard in 2013 and the total outstanding shares of Redecard in 2012. As of December 31, 2013, our total assets exceeded R$1.0 trillion and we had a market capitalization of R$157.0 billion.

As supporters of art, culture and social and environmental responsibility, we have provided our companies with autonomous and effective structures to spread knowledge and practices that promote sustainability. As evidence of this, we are the only Latin American bank that forms part of the Dow Jones Sustainability Index for 14 consecutive years.

Our profile	Our vision

Our objective is to be the leading bank in sustainable performance and client satisfaction. For us, sustainable performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business.

Annual Report 2013	A-40

Our culture

Our corporate culture is expressed by a set of ten principles that guide the way we do business and outline the approach we expect our teams to take to turn our vision into reality. This set of principles is called Nosso Jeito de Fazer (“Our Way of Making it Happen”) and we reinforce such values with our employees through a number of initiatives, such as (i) making employee’s alignment with expected behaviors based on such principles part of their performance assessment processes, (ii) campaigns in our communication channels, and (iii) events, an example of which is our annual meeting with managers (“Meeting of Leaders”).

Our ten principles are:

•	All for the client;
•	Passion for performance;
•	Ethical, responsible leadership;
•	All-Stars who are team players;
•	Focus on innovation and focused innovation;
•	Processes serving people;
•	Nimble and uncomplicated;
•	Leave your stripes at the door;
•	A sparkle in one’s eyes; and
•	Dream big.

“We’re building a corporate culture to inspire our employees to be proud to be part of the Itaú Unibanco Group, reinforced by our effort to create value for employees, clients, shareholders and society”.

José Castro de Araújo Rudge. Itaú Unibanco’s Executive Vice-President
Human Resources, Marketing and Institutional Relations

Simplify to grow

In 2013, we held our fourth Meeting of Leaders, in which we presented the main guidelines and strategies developed for our organization in the short and long term.

The theme of the meeting and the related project was “Simplify to Grow”, which represents our commitment to improve processes, streamline operations and become more efficient in everything we do with the clear purpose of satisfying our clients. Our belief is that we can be as great as our clients allow us to be.

In the beginning of 2013, we announced significant changes in our executive management structure, one of the many examples of actions we have been taking in order to meet an increasingly demanding market and enable us to organize in a simpler and more efficient

Annual Report 2013	A-41

way. Please refer to section Our governance, item Management Structure, Our Directors and Executive Officers, for further information about changes to our management structure.

A key factor in this evolution is the commitment of all our employees, who are ultimately responsible for implementing this project. “Simplify to Grow” is intended to push us to an even higher and more differentiated level of efficiency in providing our products and services. We will, therefore, maintain and intensify our programs to foster a meritocratic culture so as to attract and retain the best professionals and provide them with an environment that allows them to grow.

Employees

The number of employees within the Itaú Unibanco Group decreased from 96,977 in 2012 to 95,696 in 2013. The decrease in the number of employees is explained by the restructuring resulting from the integration of our systems and processes in a single platform, which allowed us to capture synergies between operating structures and to review certain business strategies.

The tables below show, the total number of employees for the years ended December 31, 2013, 2012 and 2011, segmented by region (Brazil and abroad) and operating unit:

	December 31,			Variation (%)
Employees (Brazil and abroad)	2013	2012	2011	2013/2012	2012/2011
Employees (Consolidated)	95,696	96,977	104,542	(1.3)	(7.2)
In Brazil	88,783	90,323	98,258	(1.7)	(8.1)
Abroad	6,913	6,654	6,284	3.9	5.9
Argentina	1,696	1,650	1,566	2.8	5.4
Chile	2,542	2,451	2,334	3.7	5.0
Uruguay	1,180	1,127	1,099	4.7	2.5
Paraguay	731	701	650	4.3	7.8
Europe	256	261	213	(1.9)	22.5
Other	508	464	422	9.5	10.0

	December 31,			Variation (%)
Employees (by operating unit)	2013	2012	2011	2013/2012	2012/2011
Commercial Bank – Retail	90,427	91,304	95,740	(1.0)	(4.6)
Wholesale Bank	2,532	2,848	2,824	(11.1)	0.8
Consumer Credit – Retail	2,718	2,781	5,941	(2.3)	(53.2)
Activities with the Market and Corporation	19	44	43	(56.8)	2.3
Total	95,696	96,977	104,548	(1.3)	(7.2)

Annual Report 2013	A-42

Brand

Our brand increasingly represents the transformation in the lives of the individuals, the society and the country we want to promote. This is reflected in our products, services and attitudes. Our financial education initiatives encourage people to have a more balanced relationship with money, choose the best type of credit and plan their investments.

We are always trying to broaden the dialogue with our stakeholders. In 2013, our brand was named the most valuable in Brazil for the tenth consecutive year, with an estimated value of R$19.3 billion, according to consulting firm Interbrand. Interbrand’s analysis is based on the ability of our brand to generate financial results, influence the selection process of clients, and ensure long-term demand.

In 2013, we launched the #issomudaomundo (#thischangestheworld) platform for the purpose of establishing a link between our goal of improving people’s lives, our causes and the many projects in education, culture, sports and urban mobility that receive investments from us.

In a 2013 survey conducted by Millward Brown, a research institute, we achieved important results for the brand already in the first year of this platform: an increase of 58% in the perception as a “Bank that helps improve people’s lives” and of 44% as a “Bank that works as a transforming agent in people’s lives”. Additionally, according to a study conducted by Oficcina Sophia, a research institute, there was an increase of 62% in the number of non-clients who considered us as an option and of 146% in our prestige among non-clients.

Our Facebook page reached more than 6.5 million fans and we are the bank with the highest number of fans in the world, according to the Socialbakers monitoring platform. In addition to this social network, in Twitter, we have more than 168,200 followers and in YouTube, we have over 78.2 million views of our own content in our channel. We have a structure to monitor our social media profiles, providing information regarding our services, launching products, advertisements and interacting with the general public and our clients.

According to SCUP and Socialmetrix monitoring platforms, we have been mentioned more than 833 thousand times in social networks (such as Facebook, Instagram, Google Plus and Twitter), 45% of which consisted of posts on the financial segment and 54% of which were more positive references than the average in social networks. Part of this is the result of our focus on social welfare as well as by our efforts to improve client service. By the end of 2013, we had provided 24/7 services to our clients in an average time of six minutes after the first contact by the client – a decrease of approximately 95% in relation to 2012.

Annual Report 2013	A-43

Under the #issomudaomundo (#thischangestheworld) campaign, we had a number of films made exclusively for the internet to explain the bank’s causes. This was the first step of our brand as a content producer, sharing a point of view and seeking to establish connections based on our beliefs. The films were viewed by more than 19.8 million people in our YouTube channel and were shared by 106,600 people. One of the films was the 20th most shared film in the world in 2013. A survey conducted by Nielsen, together with Facebook, determined that the films resulted in an increase of 17.4% in a one-month period in the support for the causes supported by us with an increase of 16% in the intention of non-clients to become clients.

Patents

We are the owners of patents and patent applications in Brazil and abroad for a method for generating a virtual keyboard for entry of a security code or user PIN number. Applications related to this patent are still pending analysis in Brazil, Uruguay, Chile and Venezuela. We are the owners of a patent for such method in Germany, Argentina, Austria, Belgium, Denmark, Spain, Finland, France, Greece, the Netherlands, Ireland, Italy, Luxembourg, Peru, Portugal, United Kingdom, Sweden and Switzerland. Additionally, we are the owners of a patent application for a method for identifying a financial institution’s access PIN, which is still pending analysis in Brazil.

In Brazil, the effective term for protection of invention patents is 20 years from the date when the patent application is made. The effective terms and requirements for extension of patents outside of Brazil depend on the laws of each country or region where a patent is registered.

Main shareholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling shareholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially own less than 1% of our common shares and less than 1% of our preferred shares.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The table below presents information on the persons that, to our knowledge, held over 5% of our common or preferred shares at January 31, 2014:

Annual Report 2013	A-44

As of January 31, 2014, 15,787,358 common shares and 1,530,558,587 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 6.5% and 62.7%, respectively, of the total of each class outstanding.

	Common Shares		Preferred Shares		Total
	Total Number		Total Number		Total Number
As of January 31, 2014	of Shares	% of Total	of Shares	% of Total	of Shares	% of Total

IUPAR – Itaú Unibanco Participacões S.A.	1,284,289,710	51.00	-	0.00	1,284,289,710	25.54
Itaúsa – Investimentos Itaú S.A.	973,657,190	38.66	84,810	0.00	973,742,000	19.37
Blackrock[1]	-	0.00	175,269,270	6.98	175,269,270	3.49
Others	260,265,830	10.34	2,265,800,456	90.28	2,526,066,286	50.24
Subtotal	2,518,212,730	100.00	2,441,154,536	97.26	4,959,367,266	98.63
Treasury stock	2,310	0.00	68,660,134	2.74	68,662,444	1.37
Total	2,518,215,040	100.00	2,509,814,670	100.00	5,028,029,710	100.00

1.	Share ownership information provided by shareholder.

Annual Report 2013	A-45

Ownership structure

The following chart is an overview of the ownership structure of the Itaú Unibanco group as of January 31, 2014, which includes our controlling shareholders and some of our main subsidiaries:

1.	Excludes shares held in treasury and by our controlling shareholders.

Annual Report 2013	A-46

IUPAR shareholders’ agreement

Itaúsa and Cia. E. Johnston have a shareholders’ agreement that governs their relationship as controlling shareholders of IUPAR and, indirectly, as our controlling shareholders and as controlling shareholders of our subsidiaries. Please refer to www.itau.com.br/_ arquivosestaticos/RI/pdf/IUPARingles.pdf?title= Shareholders Agreement – IUPAR, for further details. Its main terms and conditions are described below.

The Board of Directors and the Board of Officers of IUPAR are composed of four members each: two members are nominated by Itaúsa and two members by Cia. E. Johnston for each one of these bodies. Pursuant to the IUPAR shareholders’ agreement, IUPAR shares held by Itaúsa and Cia. E. Johnston cannot be transferred to third parties until November 3, 2018. After this period, if any shareholder party to the IUPAR shareholders’ agreement decides to transfer its IUPAR shares to a third party, the other shareholders will have preemptive rights or tag-along rights. If both Itaúsa and Cia. E. Johnston decide to transfer all of their shares held in IUPAR or the total shares held by IUPAR in Itaú Unibanco Holding to third parties, Itaúsa may exercise its tag-along rights, so as to include in the sale all or part of the shares directly held by it in Itaú Unibanco Holding. All shares held directly by Itaúsa in Itaú Unibanco Holding may be freely transferred.

IUPAR shareholders’ agreement is effective for a 20-year period from January 27, 2009, and may be automatically extended for successive 10-year periods, except if otherwise indicated.

Transfer of control and increase of interest in the share capital

Subject to the provisions of the IUPAR shareholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of the company or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by CMN and be previously approved by the Central Bank.

Brazilian legislation provides that acquisition of control of a publicly held company triggers the requirement for the acquiring party to make a tender offer for all outstanding common shares, at a price equivalent to at least 80% of the price per share paid to the controlling shareholders. Additionally, our Bylaws establish the same price rule for the holders of our preferred shares.

Annual Report 2013	A-47

Such legislation also requires our controlling shareholders to make a tender offer for all of our shares if they increase their interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

Adoption of multiple voting

Under Brazilian Corporate Law, shareholders that represent at least 10% of share capital with voting rights may demand a multiple voting process up to 48 hours before a general shareholders’ meeting. Each share will be entitled to as many votes as the members of the board being elected, and the shareholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the shareholders in advance about the number of votes required for the election of each member of the Board of Directors.

Whenever the election of the Board of Directors is held under the multiple vote process and the common or preferred shareholders exercise their right of electing one director, the controlling shareholder will have the right to elect directors in the same number as those elected by the other shareholders plus one, regardless of the number of directors that, according to our Bylaws, compose the board.

Additionally, as our Bylaws do not provide for staggered intervals, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our shareholders, at a shareholders’ meeting will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Annual Report 2013	A-48

Our shares

Our share capital is represented by common and preferred shares traded on the BM&FBovespa under the symbol “ITUB3” (common shares) and “ITUB4” (preferred shares). Common shares entitle the holder to one vote at our general shareholders’ meetings.
Preferred shares are nonvoting but entitle the holder to:

•	Priority to receive mandatory dividends, in the amount of R$0.022 per share, non-cumulative with minimum dividend; and
•	Tag-along rights in the event of sale of a controlling stake, assuring a price equal to 80% of the amount paid for the controlling shareholders’ common shares.

IUPAR and Itaúsa together hold approximately 90% or our common shares. The voting rights of our controlling shareholders do not differ from the voting rights of other holders of ordinary shares.

Brazilian Corporate Law sets forth that preferred shareholders may vote when the company does not pay fixed or minimum dividends to which they are entitled for the period established in the company’s Bylaws, which may never exceed three consecutive fiscal years. The preferred shareholders maintain such right until the payment is made if these dividends are not cumulative or until cumulative dividends are paid.

The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in rights associated with preferred shares, must be approved by at least 50% of common shares and also approved by shareholders representing the majority of preferred shares in a special general meeting. Please refer to section Our governance, item Management structure, Annual General Shareholders’ Meeting, for further information about the calling procedures for general and special shareholders meetings.

Annual Report 2013	A-49

The following table sets forth the preferred share price per period:

	R$ per		US$ per
	Preferred Share		Preferred Share
Calendar Period	High	Low	High	Low
2009	36.94	16.79	21.31	6.94
2010	39.75	28.21	23.55	15.00
2011	36.95	22.86	22.23	13.05
2012	35.40	24.30	20.02	11.71
2013	33.85	24.91	16.57	11.00

2011
1st Quarter	36.95	31.06	22.11	18.52
2nd Quarter	35.88	30.91	22.23	18.92
3rd Quarter	33.54	22.86	21.53	13.05
4th Quarter	31.79	25.01	18.11	13.26

2012
1st Quarter	35.40	30.45	20.02	16.30
2nd Quarter	32.35	24.30	17.70	11.71
3rd Quarter	32.36	25.05	16.07	12.24
4th Quarter	31.34	25.63	15.13	12.64

2013
1st Quarter	32.40	28.47	16.57	14.39
2nd Quarter	32.21	26.32	15.80	11.86
3rd Quarter	31.95	24.91	14.20	11.00
4th Quarter	33.85	29.80	15.06	12.77

Share prices for the most recent six months are as follows:

September 2013	31.95	27.92	14.20	11.86
October 2013	33.84	30.19	15.36	13.64
November 2013	33.85	30.48	15.06	13.33
December 2013	32.45	29.80	13.84	12.77
January 2014	31.28	28.41	13.23	11.77
February 2014	32.30	29.44	13.56	12.22
March 2014	33.94	29.10	15.00	12.31

Source: Economática System

Annual Report 2013	A-50

The following table sets forth, for the period indicated, the high and low sales prices in U.S. dollars for the ADS in the over the counter market and NYSE during the period indicated.

	US$ per ADS
Calendar Period	High	Low
2009	21.77	6.86
2010	23.91	14.85
2011	22.52	13.15
2012	20.00	11.67
2013	17.34	11.38

2011
1st Quarter	22.52	18.74
2nd Quarter	22.47	19.03
3rd Quarter	21.68	13.15
4th Quarter	18.26	13.20

2012
1st Quarter	20.00	16.83
2nd Quarter	17.73	11.67
3rd Quarter	16.21	12.22
4th Quarter	15.06	12.66

2013
1st Quarter	17.34	15.12
2nd Quarter	16.43	12.13
3rd Quarter	14.94	11.38
4th Quarter	15.90	13.01

Share prices for the most recent six months are as follows:

September 2013	14.94	12.14
October 2013	15.90	14.06
November 2013	15.01	13.62
December 2013	14.13	13.01
January 2014	13.38	11.94
February 2014	13.56	12.04
March 2014	14.95	12.32

Source: Economática System

Annual Report 2013	A-51

Marketing and distribution channels

We provide integrated financial services and products to our clients through a variety of marketing and distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage.

In the commercial banking – retail segment, we provide Itaú Uniclass clients exclusive services such as dedicated managers, investment advisory services, exclusive cashiers, telephone service through branch managers and higher credit limits. We also provide advisory services on investments and real estate loans to our high-end clients through Itaú Personnalité. Our portfolio of corporate products suited for large companies is managed by our wholesale banking segment.

Our distribution network is divided into physical channels, which include branches, ATMs and CSBs (which are banking service centers located at certain corporate clients), and digital channels, such as internet banking, mobile banking and telephones.

Banking transactions carried out through the internet and mobile channels have grown significantly in recent years.

Branches

Our branch network serves as a distribution network for all of the products and services we offer to our clients.

In 2013, we opened branches especially refurbished for shopping malls, with a new visual identity and service proposal. Located in different cities in São Paulo and Rio de Janeiro, the space presents a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, this branch is open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. The first branch with this concept was opened in 2012 in the Villa Lobos shopping mall in the city of São Paulo.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routine of our clients. We intend to extend this model to other malls and trade centers in Brazil in the next few years.

Annual Report 2013	A-52

ATMs

ATMs are low-cost alternatives to employee-based services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

We also have arrangements with other network operators, such as the brands “Cirrus” and “Maestro” to allow our clients to use limited services through their networks.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our clients in general, these registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology. Biometrics enables these registered clients to carry out transactions with fingerprint identification, without typing a password or using a card, providing more security and convenience for our clients. To be able to use biometrics, clients simply register with any Itaú Unibanco branch.

Customer site branches

The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

Internet banking and mobile banking

“Itaú 30 Horas” is a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the Internet and at branches.

The Internet banking channel became important in recent years given the continuous growth in demand for online transactions. We have had Internet banking since 1998, offering products to our individual and corporate clients, such as credit, investments, insurance and others. In 2013, our transactions through this channel represented 45.7% of our total client transactions.

One of our most important recent technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets. In 2013, we had 724.3 million mobile banking transactions.

Annual Report 2013	A-53

The graph below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution:

In Brazil and abroad, as of December 31, 2013, 2012 and 2011:

	Branches			CSBs			ATMs
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Itaú Unibanco	3,627	3,615	3,606	860	873	878	26,756	26,909	27,810
Itaú Personnalité	277	240	214	3	3	3	557	500	454
Itaú BBA	9	9	9	-	-	-	-	-	-
Total in Brazil	3,913	3,864	3,829	863	876	881	27,313	27,409	28,264
Argentina	73	75	81	18	20	22	189	194	201
Chile	98	91	88	-	-	-	72	70	62
Uruguay	25	59	43	1	1	1	43	41	38
Paraguay	28	27	27	3	9	8	283	246	204
Other	5	5	5	-	-	-	-	-	-
Total	4,142	4,121	4,073	885	906	912	27,900	27,960	28,769

By our distribution network throughout Brazil as of December 31, 2013, 2012 and 2011:

	Branches			CSBs			ATMs
Region	2013	2012	2011	2013	2012	2011	2013	2012	2011
South	648	637	639	119	120	119	3,815	3,790	3,942
Southeast	2,557	2,534	2,531	611	607	614	18,975	19,132	19,994
Center-West	295	294	294	45	63	66	1,707	1,741	1,686
Northeast	316	304	287	50	49	50	2,173	2,113	2,053
North	97	95	78	38	37	32	643	633	589
Total in Brazil	3,913	3,864	3,829	863	876	881	27,313	27,409	28,264

1.	79.0% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Annual Report 2013	A-54

Our business

Overview	We provide a broad range of banking services to a diverse client base that includes individuals and corporate clients. We provide these services on an integrated basis through the following operating segments:

•	Commercial bank – retail: includes credit cards, asset management, insurance, pension plan and capitalization products, and a variety of credit products and services for individuals, very small and small companies;
•	Wholesale bank: corporate and investment banking, including our middle-market banking business (represented by companies with annual revenues of more than R$30 million);
•	Consumer credit – retail: financial products and services to non-accountholders; and
•	Activities with the market and corporation: includes the results arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debts.

The services offered by our Commercial bank – Retail segment to a diversified base of individuals and companies include insurance, pension plan and capitalization products, credit cards, asset management, credit products and are customized and developed to meet clients’ demands. Our marketing strategies are tailored to each client profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our clients, thus diversifying our revenue sources. This segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Commercial bank – Retail segment is comprised of the following specialized units:

•	Retail banking (individuals);
•	Personnalité (banking for high-income individuals);
•	Public sector banking;
•	Very small and small business banking;
•	Insurance, private retirement and capitalization products;
•	Wealth management services (private bank, asset management and securities services); and
•	Real estate financing.

Annual Report 2013	A-55

The Wholesale bank is responsible for our corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including through fixed and variable income instruments. In October, we announced certain changes to our management structure, pursuant to which our middle-market banking business became part of the wholesale banking operating segment.

Through the Consumer credit – Retail segment, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this segment oversees the financing of vehicles outside our branch network, the offering of credit cards to individuals who are not accountholders, and lending to lower income consumers.

The Activities with the market and corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial assets. This segment also includes, when applicable, the effect of non-recurring items that are not reflected in our managerial statement of income.

We also have a broad range of operations outside of Brazil and have built our international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds and in the offering of more sophisticated financial transactions and private banking operations. These operations are presented both in the Commercial banking – retail and in the Wholesale banking segments.

Please refer to section Performance, item Financial performance, Results, and section Performance, item Consolidated financial statements (IFRS), Note 34 – Segment Information, for further information about our segments.

Annual Report 2013	A-56

Commercial bank – Retail	Overview of accountholder products and services
We have a large and diverse portfolio of products to address our clients’ needs. The main products and services available to our accountholders are:
•	Credit: personal loans, overdraft protection, payroll loans, vehicle financing, credit cards, mortgage and agricultural loans, working capital financing, trade note discount and export financing;
•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and
•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

We offer a wide range of banking products and services to a diversified base of individuals and companies, our account holders and non-account holders. We have over 40 million clients and 32,891 points of service throughout Brazil and abroad represented by 4,142 branches, 885 CSBs and 27,900 ATMs as of December 31, 2013. In addition, we also provide our clients with means of accessing and checking accounts, making payments, investments and other banking transactions without the assistance of a manager, through our “Itaú Unibanco 30 Horas” platform. Our products portfolio includes loans and a number of investment, insurance, foreign exchange and brokerage options, among others.

Our commercial banking business segment is segregated according to costumer profiles. This allows us to be closer to our clients, understand their needs and offer the most suitable products to meet their demands.

We provide exclusive services to our Itaú Uniclass retail bank clients (a detailed description of which follows in the Retail Banking section below). We offer expert services to our high-end clients by means of Itaú Personnalité and, with over 20 years of experience in wealth management, Itaú Private Bank, which provides wealth management services and is the largest private bank in Latin America. To meet the needs of our corporate clients, Itaú Empresas serves very small and small companies through a dedicated structure, with specific products and services.

In 2013, we advanced in our agenda of increasing processes and services automation, generating productivity and scale gains. Biometrics is an illustrative example of a service which resulted in increased convenience for our clients, who can operate an ATM without the need of physical card, with greater safety.

“We are focused on the right product, to the right client, in the right channel. We apply the customer centricity concept, to identify which kind of relation the customer has with us, pointing his needs - because we must provide his needs.”

Marco Bonomi, Itaú Unibanco Executive Vice-President – Retail Bank

Annual Report 2013	A-57

Retail banking

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income below R$10,000.00.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 or R$5,000 per month, depending on the region, an innovation for Brazil’s banking sector. We offer unique services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building lasting, transparent relationships with our clients.

Personnalité

We began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 275 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to the Itaú Unibanco network of branches and ATMs throughout the country, as well as Internet and telephone banking.

In 2013 we launched the new digital channel to Personnalité clients, with the new website for this segment, which offers additional contact channels, such as videochats and online customer services.

Annual Report 2013	A-58

The table below shows our market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking[1]	In December 2013, we ranked third in retail banking in terms of market share.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. We achieved a market share of 13.5% based on total outstanding loan balance in reais as of December 2013, positioning us as the third largest bank in this segment in Brazil.
Our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

1.  Including Itaú Personnalité.

Source: Central Bank and Itaú Unibanco Holding.

Very small and small companies

To meet the needs of our corporate clients we offer customized solutions and provide detailed advice on all products and services to:

•	Very small companies: a client base comprised of more than 980,000 clients with annual revenues up to R$0.5 million served by 1,647 banking branches with 2,405 managers as of December 31, 2013; and
•	Small companies: a client base comprised of 408,537 companies with annual revenues from R$0.5 million to R$6 million served by 379 business offices with approximately 2,651 managers as of December 31, 2013.

All our managers are certified by the Brazilian Financial and Capital Markets Association (ANBIMA), and throughout the year they receive training to offer the best solutions for each client profile. Our clients rely on our ability to provide products, terms and rates customized to their needs.

Our strategy is to capture market opportunities by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As was the case in 2012, improving our credit portfolio and reducing our overdue loan portfolio remained our goal in 2013: credit processes, policies and tools were enhanced and we intensified our revenue collection.

Focused on meeting our clients’ needs, we developed “conta certa”, an account plan with customizable service bundles, and we extended our offerings in electronic channels enabling clients to borrow and purchase a wide range of services without having to go to one of our branches.

Annual Report 2013	A-59

Improving and simplifying our operational and commercial processes were also in our agenda as we worked on simplifying time-consuming processes such as current account opening and organized our operational and commercial units to work in a standardized manner, similar to franchises.

Public sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

In December 2013, we had 2,602 public sector clients and 15 offices in Brazil.

Wealth Management & Services

“Pioneer in Brazil, we develop solutions to the investors, doing business locally and internationally.”

Alfredo Setubal – Itaú Unibanco Holding’s Board Member and Itaú Unibanco Executive Vice-President – Wealth Management & Services

Private Bank

Headquartered in São Paulo, Itaú Private Bank is a leading wealth management player in Latin America, with R$194,836 million in assets under management as of December 31, 2013. Our dedicated team of more than 635 professionals provided comprehensive financial services to more than 11,500 families from most countries in Latin America as of December 31, 2013. We serve our clients from our seven offices in Brazil and our offices located in Chile, Uruguay, Paraguay, Miami, New York, Switzerland, Luxembourg, Cayman and Bahamas.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers. Our team of more than 120 private bankers as of December 31, 2013, supported by a team of investment advisors and product specialists, are dedicated to understanding and addressing the needs of our clients.

Annual Report 2013	A-60

Our market strategy is to consolidate our leadership position in the domestic market in Brazil and aggressively grow our market share in other major markets in the region such as Chile, Peru, Colombia, Mexico and Argentina.

Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities on the following initiatives:

•	Complete review of our segmentation in Brazil with the main purpose of better supporting our clients in a new macro-economic scenario;
•	Continue to invest in our international platforms in Miami and Switzerland;
•	Consolidation of our European platform in Switzerland and insourcing of our IT and operations platform in Switzerland; and
•	Increased operational efficiency of our platform through continuous investments in our IT and web platforms.

As client satisfaction is a top priority for us, we have also focused on initiatives to strengthen our relationship with our clients. In 2013 we performed our comprehensive client satisfaction survey for the 11th consecutive year and we hosted our “Client Advisory Board” for the third consecutive year. We promoted almost 200 events in 2013, including investment workshops, lunches with executives and specialists, and invitations to cultural and sport events.

Itaú Asset Management

Itaú Asset Management is specialized in managing client assets in investment funds, such as fixed income, multimarket, equity and indexed funds, and assets held in managed accounts and mutual funds, both in Brazil and abroad. Our asset management business offers products for all segments of retail and wholesale banking, structuring and managing investment funds according to specific business segment profiles.

We follow different investment strategies for the various funds we manage to ensure performance and suitability to the profile of each client. In keeping with this approach, we also have a dedicated team carrying out comprehensive risk management analyses to support our portfolio managers. In addition, we have developed a proprietary methodology that integrates environmental, social and corporate governance (ESG) factors into our assessments of portfolio companies. This help us in more accurately pricing the risks and opportunities that may affect their market value.

Annual Report 2013	A-61

We were selected as the Best Fund Manager of 2013 by the Brazilian magazine Exame. The analysis was conducted by the Fundação Getulio Vargas Center for Finance Studies, which evaluated over 1,000 open-end funds. Our recognition by the market through this award, particularly in the currently demanding market environment, reflects our focus on quality management and our commitment to consistent performance that is aligned with our clients’ risk profiles.

The table below shows our market position and information about competitors for the business listed below.

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	2nd place. 14.6% of market share in terms of assets under management.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$2,464 billion as of December 2013, with competition concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA (December 2013).

Itaú securities services

Itaú Securities Services is composed of four main business units: local custody, international custody, fiduciary services, and corporate solutions. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,092 clients in 21 countries as of December 31, 2013.

On December 31, 2013, Itaú Securities Services reached R$900,101 million of assets under custody.

Itaú Securities Services business units provide the following services:

•	Local Custody and Fiduciary Services: provides solutions such as custody of assets, fund accounting, administration, supervision and contracting of services for local investment funds and other portfolios;
•	International Custody: provides custody and legal representation for non-resident investors in Brazil, custody of ADR programs, depository service for BDR and net asset value calculation for offshore funds;
•	Corporate Solutions: acts as transfer agent and shareholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions of project finance, escrow accounts and loan and financing contracts.

Annual Report 2013	A-62

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals.

As a result, Itaú Securities Services received industry awards voted on by clients as the “Best Brazilian Custodian” for domestic clients (for the fifth consecutive year), international clients (for the fourth consecutive year) and recognized as a “Top Rated” service provider in the region of the Americas and Caribbean (for the second consecutive year) according to the “Global Custodian” Magazine. In 2013, we were also recognized by “Global Finance” Magazine as “Best Custodian” in Brazil for international clients. Our management and business governance model was awarded in 2013 the highest distinction “Troféu Governador do Estado” by the Management Excellence Institute of São Paulo.

The table below shows the market position and information about competitors in the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Local Custody and Fiduciary Services	2nd (ANBIMA)	As of December 31, 2013, Itaú had R$732,369 million of assets under custody, representing an increase of 0.98% compared to December 31, 2012.
Our main competitors are Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander Brasil S.A.

International Custody	2nd (ANBIMA)	As of December 31, 2013, Itaú had R$167,732 million of assets under custody, representing a decrease of 21.78% compared to December 31, 2012.
Our main competitors are: Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions	Equities: 1st (BM&FBovespa)	As of December 31, 2013 we were the transfer agent and registrar provider to 231 companies listed on BM&FBovespa, which represents
Debentures: 2nd (ANBIMA)	63.64% of the listed companies on that exchange. Moreover, as of December 31, 2013, we were the transfer agent in 387 debentures offerings in the Brazilian market, representing 46.97% of the debentures market in Brazil.
Our main competitors in the equities market are: Banco Bradesco S.A. and Banco do Brasil S.A.
Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa (December 2013).

Annual Report 2013	A-63

Corporate social responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social or “FIES”), launched in 2004, is a socially responsible investment fund. It invests in companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities, environmental protection aspects and good corporate governance practices. Every year the fund manager donates 50.0% of the FIES’ accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education.

Real estate financing and mortgages

Our mortgage business is dedicated to:

•	Being aligned with our strategy to invest in businesses with fewer risks;
•	Contributing to the social and financial development of our clients;
•	Creating loyalty – the relationships established in this sector are typically long-term.

We believe we have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2013, having reached approximately 40% of market share in financed amount as of December 31, 2013, which reflects our focus in this business aligned to the bank’s strategy in migrating to less riskier portfolios. Furthermore, we are one of the largest banks in the commercial real state lending market, with a share of approximately 22% of financed amount as of December 31, 2013.

We offer products through our network of branches, real estate developers, real estate brokers, including our partnership with Coelho da Fonseca Empreendimentos Imobiliários Ltda. and our join venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes) called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through first mortgages and a system of mortgage lien called “alienação fiduciária”, pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. In other words, this system resulted in lower legal and credit risks if compared to other types of guarantees.

Annual Report 2013	A-64

Another positive feature of the Brazilian market is the “constant amortization system” (CPM), pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2013, the majority of our outstanding loans to individuals were granted in the form of first mortgages and 98% were guaranteed by mortgage liens (“alienação fiduciária”). In 2013, our entire credit origination was based on the “constant amortization system” (CPM) and our loan to value ratio reached 40%, compared to 41% in 2012.

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	We believe that we rank 1st place in loans to individuals among Brazilian private banks – 40.6% market share; 2nd place in loans to individuals considering all Brazilian banks – 13.5%.	We believe that the main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding.

Payroll loans	A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account.

Our strategy is to expand our activities in businesses with historically lower spreads and losses, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we signed an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itaú BMG Consignado, the entity resulting from this association, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Our strategy of higher growth in the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social – INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

Annual Report 2013	A-65

This increase in payroll loans resulted in a higher share of payroll loans within the individuals loan portfolio, from 9.0% as of December 2012 to 13.5% as of December 2013.

Based on Central Bank data and publicly available financial information, our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A. and Caixa Econômica Federal.

Insurance, pension plan and capitalization	In 2013, our insurance, pension plan and capitalization business showed an increase of 15.5% in recurring net income from 2012, as a result of our simplification of processes, improvement in efficiency, reduction in operating costs and a portfolio of products aligned with clients’ needs.

Insurance

Our insurance business provides a wide range of life and accident products, automobile and property insurance, extended warranty, travel insurance and corporate solutions for legal entities. Focused on streamlining the portfolio and distribution of our products, our insurance policies are sold, among other channels, in our branches, in association with retailers and major insurance companies, via telemarketing, Internet, ATMs, self-service terminals and mobile applications.

We operate in selected insurance segments, focusing on profitability and exploring the expansion of the channels for the offering of insurance, pension plan and capitalization products. The profitability of our operation and income generation potential with no implication of credit risk make the insurance business strategic for us, increasing revenue diversification and making our portfolio of products offered to our clients more complete.

We expanded our distribution channels to our account holding clients, beyond the traditional branch relationship manager, to digital channels, teller and ATM terminals, maximizing the return on the client flow at the branches. Insurance for personal loans sold on the Internet in 2013 had an increase of 37% in items sold against previous year. Travel insurance also excelled in the channel offer expansion and currently available on our mobile channel in addition to other traditional channels.

Annual Report 2013	A-66

In 2013, we also started to develop a new Internet channel to offer our products to non-banking clients and non-credit card holders.

Our strategy to increase our level of penetration in the Brazilian insurance market varies according to the sectors we choose to compete in. In January 2014, we informed our intention to sell our high-risk insurance operation, which deals with large insurance policies for corporate losses through a bidding process. For individuals and small and medium company markets, we focus on our banking client and credit card base, increasing client penetration. We are working on improving client penetration in property and casualty insurance for small and medium companies.

Following our goals of market share increase in our chosen markets and improving client service, we have established a partnership with Porto Seguro Group, leader of the housing and automobile insurance sector in Brazil, and currently hold 30% of the equity of Porto Seguro S.A. The partnership includes an operating agreement with Porto Seguro Group to offer and distribute, on an exclusive basis, residential and automobile insurance products to clients in our network in Brazil and Uruguay.

On June 25, 2013, through Banco Itaú BMG Consignado, an entity indirectly controlled by us, we entered into a share purchase agreement with the controlling shareholders of Banco BMG pursuant to which we agreed to acquire 99.996% of the shares issued by BMG Seguradora. All regulatory approvals have been obtained. BMG Seguradora will enter into exclusivity agreements with Banco BMG and Banco Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

Annual Report 2013	A-67

In May, 2013, as part of the opening of the Brazilian reinsurance market to private reinsurance companies and the privatization process of IRB – Brasil Resseguros S.A., or IRB, our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. entered into a shareholders’ agreement with the Brazilian government, certain other Brazilian financial institutions and a private equity fund, providing for voting rights and a new corporate governance structure for IRB, which includes private sector companies in its controlling group. The shareholders’ agreement, valid for 20 years, became effective on October 1, 2013 and provides for ownership of 15% of IRB’s equity by our subsidiaries. The transaction was approved by the Administrative Council of Economic Defense (CADE), the Superintendency of Private Insurance (SUSEP) and the Court of Auditors (TCU).

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we had 13.8% of the Brazilian market share based on insurance premiums, excluding VGBL (Redeemable Life Insurance), from January to November, 2013.	The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A. Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 31, 2013 this industry consisted of approximately 123 insurance companies of various sizes, including 32 conglomerates and 60 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP

Private pension plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments. Private pension products are divided into two major groups:

•	PGBL (Benefits Generating Plan): the main objective of this plan is savings, but it can be purchased with an additional risk coverage. This plan is generally recommended for clients that file the complete version of the Brazilian income tax return (rather than the simplified version), because it allows clients to deduct contributions paid for tax purposes, up to 12% of annual taxable gross income;

Annual Report 2013	A-68

•	VGBL (Redeemable Life Insurance): this is an insurance product structured as a pension plan. Its taxation differs from the PGBL. In the VGBLS’s case, the tax basis is the client’s earned income.

For corporate pension plans, we offer expert advice services and develop custom solutions for each organization. We have established long-term partnerships with our corporate clients, maintaining close relationships with their Human Resources units and adopting a communication strategy focused on the financial education of their employees.

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Pensions	In November 2013 our balance of provisions represented 24.4% of the market share for pension plans.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: SUSEP (Balance of provisions – Pension Plans for Individuals and Companies).

Capitalization

Capitalization products are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned with accrued interest at the end of an agreed term. By acquiring the product, the client is automatically qualified to participate in periodic raffles, each time with the opportunity to win a significant cash prize. During the term of the product, the client can withdraw the balance deposited, less fees for early withdrawal.

To meet the needs of our clients, we launched a new capitalization certificate (PIC), pursuant to which the client can make different average monthly payments, according to the client’s profile, which allows us to tailor our approach according to each client segment and to strengthen our long-term relationships with clients.

We distribute our capitalization products through our branch network, electronic channels and ATMs.

Annual Report 2013	A-69

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Capitalization	In the period from January to November 2013 we had a market share of 11.5% in terms of revenues from sales of capitalization products.	Our main competitors in capitalization products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Wholesale bank	Wholesale Bank is the segment responsible for banking operations of large and middle-market companies and investment banking services, carried out through Itaú BBA. It offers a wide range of products and services to the largest economic groups of Brazil. Its management model is focused on the development of close relationships with clients, gaining an in-depth knowledge of their needs and providing customized solutions.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to our clients’ needs.

One of the most important features of Itaú BBA is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

We focus on assessment practices and mitigation of environmental risks seeking to ensure the sustainability of the cash flows of our clients and manage our credit risk. These practices have been disseminated to other market participants through programs and partnerships with clients and international organizations such as the “Outreach Program for Latin America”, a forum for the dissemination and analysis of social and environmental risk in Latin America, led by Itaú BBA with the support of the International Finance Corporation, the Inter-American Development Bank and the United Nations.

In 2013, the servicing of middle-market corporate clients, comprising companies with annual revenues from R$30 million to R$300 million, was migrated to Itaú BBA. This structure is intended to offer more specialized services, with more agility and variety of products, in order to enable a closer relationship with our clients and to increase our penetration in the middle-market corporate segment.

Annual Report 2013	A-70

“Our objective is to be the Latin American reference in Wholesale Banking. Focused on relationship with clients and investors, being partners on business with them and seeking their needs, through a solid and talented team.”

Cândido Bracher – Itaú Unibanco Holding’s Board member and Executive Vice-President – Wholesale Bank

Investment banking

Our investment banking business assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In 2013, Itaú BBA ranked first in equity capital markets (1) and debt capital market (2) and second in merger and acquisitions (3).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) ANBIMA Origination ranking by number of deals, (2) ANBIMA Distribution ranking, (3) Thomson ranking by number of deals.

Brokerage (Itaú Corretora)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. The brokerage services are also provided to international clients via our broker-dealers in New York, Hong Kong and Dubai. It ranked sixth among all BM&FBovespa brokers on equity trading volume and second in number of commodities and derivatives contracts in the period between January and December 2013.

Annual Report 2013	A-71

Additionally, our research team ranked first in both Latin America and Brazil in the “Institutional Investor Research Ranking”, a research conducted among institutional investors.

The table below shows the market position and information about competitors for the businesses listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Brokerage (Itaú Corretora) – Cash Equities	Ranked sixth in Cash Equities by trading volume	Main Competitors: Credit Suisse Hedging-Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Brokerage (Itaú Corretora) – Futures and Derivatives	Ranked second in Derivatives and Futures by number of traded contracts	Main Competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Titulos e Valores Mobiliarios Ltda and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio.

Research	Named Top Research House in Latin America	Ranked best research team in Latin America by Institutional Investor survey, outperforming local and global players such as BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários and JP Morgan Corretora de Câmbio e Valores Mobiliários S.A.

Source: Research Rankings: Institutional Investor Magazine.
Trading Rankings: CBLCnet.

Large companies

We offer products and services to companies with revenues over R$300 million. As of December 31, 2013, we had more than 3,000 clients.

Itaú BBA’s wholesale bank operating strategy is to offer efficient, differentiated services which meet the demands of our clients. We create and offer products and services for every business need, and conduct a segmentation based on each client profile.

Trade financing

Our trade financing business consists of the management of financial products for export and import, foreign loans, guarantees, remittance of funds and international exchange. Our export financing to larger corporate clients is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated.

Middle-Market banking

In 2013, our middle-market banking business increased its portfolio of clients with low probability of default.

Annual Report 2013	A-72

In October 2013, Itaú Unibanco’s middle-market banking business (which includes companies with annual revenues of more than R$30 million up to R$300 million), comprised of the “upper middle” and “middle” corporate divisions, became part of the Itaú BBA management structure.

We are working to create and implement a new model, to be a market benchmark in all dimension, such as credit, product, people, among other, in order to establish a differentiated and sustainable growth for our Wholesale Bank.

We offer a full range of financial products and services to middle-market clients, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market clients, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer a broad number of cash management services to our middle-market clients, including collection services, electronic payment services and Internet office banking.

Consumer credit – retail	Our consumer credit business is composed of financial products and services offered to account holding clients and non-account holding clients. This unit oversees the financing of vehicles, credit cards, and other complementary products, such as insurance plans, outside our branch network, mainly through partnership operations with major retailers, carries, automakers and airline companies established in Brazil.

“In 2013, we defined our organizational structure for this segment, consolidating our business model and simplifying its management. We promoted a unification of our operations, standardizing processes in order to attend our several businesses.”

Márcio Schettini – Itaú Unibanco’s Executive Vice-President – Consumer Credit, Real State, Vehicle Financing and Insurance

Credit cards and commercial agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 58.2 million current and non-current account holders (in number of accounts as of December 31, 2013).

Annual Report 2013	A-73

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

In May 2013, we announced the acquisition of Banco Citicard S.A. and of Citifinancial Promotora de Negócios e Cobrança Ltda. for approximately R$2.8 billion, including the “Credicard” brand. Credicard distributes financial products and services, especially credit cards and personal loans, and had a portfolio of 4.8 million credit card accounts as of December 31, 2012. All regulatory approvals for this transaction have been obtained.

Also in May 2013, we changed our credit card reward program, called“Sempre Presente” (Always Present), and created a new platform for redemption of airline mileage awards, the“Ponto Viagem” (Travel Points), www.pontoviagem.net website, and awards in retail partners’websites.

In October 2013, we launched “Hiper”, our new credit card brand available to all Brazilian consumers and accepted in over one million merchants acquired by Rede throughout Brazil. The “Hiper” branded products will initially be issued by Banco Itaucard S.A., or Itaucard, to our account holders and non-account holders in Brazil and initially available with credit functions. The “Hiper” brand will not substitute the “Hipercard” brand but, rather, be another option for our clients, with different benefits from those offered for “Hipercard”, such as:

•	Conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers).
•	Cards with the Itaucard 2.0 feature (consistent with the standard international interest model, pursuant to which lower interest rates for revolving credit accrue from the date of purchase instead of the invoice due date and are limited to a maximum of 5.99% per month).

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We believe we were the number one player in purchase volume and number of cards in Brazil in 2013.	The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 18.0% over the last three years as of December 31, 2013, according to projections by the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and CardMonitor.

Annual Report 2013	A-74

In 2012 we announced our intention to acquire all outstanding shares of REDE, then Redecard, through a public tender offer aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The tender offer targeted the acquisition of common shares of Redecard corresponding to approximately 50.0% of its share capital. On April 12, 2012, we confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The tender offer was successfully completed on September 24, 2012. As a result of the auction, we acquired, through an affiliate, 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s share capital. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. As of December 31, 2012, we held through our affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million.

In October 2013, our acquirer business launched a new brand concept and changing its name from Redecard to REDE, to be in line with our business strategy, which now has a broader scope encompassing digital payments. The name REDE summarizes the company’s key attributes, evoking technology, agility and modernity, in addition to having a youth and connectivity appeal. While the company will continue to focus on large companies and merchants, it will also focus on end-users, particularly by offering technology-based services available through digital and mobile media.

REDE is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. REDE’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale terminals, or POS, check verification through POS terminals, and the capture and transmission of transactions using coupons, and loyalty programs. Our goal is to be the main partner for merchants that are seeking higher business potential. For those partners, REDE offers a series of products that follow the market’s latest trends. Among these products we highlight e-REDE, a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system, and Mobile REDE, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature.

Annual Report 2013	A-75

In 2013, we continued to focus on investments in IT, infrastructure and POS modernization, and through e-REDE we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. Through Mobile REDE, we reinforced our position in new payments solutions for freelancers and micro entrepreneurs.

In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with REDE, pursuant to which starting in the second quarter of 2010, REDE would start acquiring Hipercard transactions and Hipercard would have access to REDE’s nationwide infrastructure and network, which improved the efficiency and speed of Hipercard’s merchant affiliations.

In 2013, REDE and Hipercard captured of R$323 billion in transactions with credit cards and debit cards, an increase of 16.2% from 2012. The number of transactions captured and processed reached 3.7 billion, representing an increase of 11.2% from 2012. In December 2013, we had 1.56 million installed POS terminals throughout Brazil, representing an increase of 8.9% from 2012. Without giving effect to Hipercard’s installed POSs, which were migrated to REDE in 2013, we had an increase of 23.6% in number of POS terminals from 2012 to 2013. The number of REDE’s affiliated clients grew 18.7% in 2013. As of December 31, 2013, REDE was present in almost all municipalities in Brazil with electric power and telecommunications network. We generally consider each POS to represent one client.

The following table sets forth the financial volume of transactions in billion of reais and the amount of transactions of credit and debit cards processed by us in 2013, 2012 and 2011:

	Financial Volume			Transactions
	2013	2012	2011	2013	2012	2011
	(in billion of R$)			(in billion)
Credit Cards	209	183	173	1.8	1.7	1.6
Debit Cards	114	94	79	1.8	1.6	1.4
Total	323	278	252	3.7	3.3	3.0

Vehicle financing

In 2013, we granted R$18.9 billion in vehicle and heavy vehicle financing, a decrease of 14.2% compared to the same period of 2012.

Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. Applications with high credit scores are subject to electronic validation according to our credit policy and by credit bureaus. During 2013, we continued to focus on increasing the efficiency of our credit proposal analysis process. In December, 2013, 92.0% of all credit proposals were analyzed and decided in approximately 5 minutes, an improvement when compared to 16 minutes in June 2013. This efficiency was obtained due to an improvement in our systems. Please refer to section Performance, item Financial Performance, Assets, loan and lease operations, Loan approval process, for further information.

Annual Report 2013	A-76

Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

In August 2013, we renewed our commercial cooperation agreement with Fiat, leader in the Brazilian vehicle industry until 2023. The agreement provides us with exclusivity to offer vehicle financing in Fiat’s marketing campaigns to sell new vehicles, and to use the Fiat brand in other activities related to vehicle financing.

The table below shows the market position and information about competitors for the business listed below:

Competition
Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	We believe we have been the leaders in terms of amount financed in the 0 km vehicle segment since August 2013.	Since August 2013, we believe we returned to the leadership position in terms of amounts granted for the acquisition of new vehicles, our main target in vehicle financing.
Our main competitors are: Banco Bradesco S.A., Banco Santander (Brasil) S.A., Banco do Brasil S.A., Banco GMAC S.A., Banco Volkswagen S.A., and Cia. de Crédito, Financiamento e Investimento RCI Brasil (Financeira Renault).

Source: Itaú Unibanco Holding, Cetip and Fenabrave.

Consortia

A consortium is a self-financing system created in Brazil with a view to foster savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (e.g., a vehicle of a particular manufacturer and model), which will be paid for in installments. Payments made by the participants of a given consortium are used to create a “pool” of funds, which are used by one or more members of the consortium at a time to acquire the assets elected by the participants, e.g., once a month, and such members continue to make payments as scheduled. Generally, participants may receive the asset, (i) during the course of the consortium agreement (before all installments are paid), if the participant pays an amount (in addition to the regularly scheduled installment due) that is higher than such an additional amount offered by any other consortium member for that period, or (ii) during the course of the consortium agreement (before all installments are paid), if the participant is selected by random drawing, organized by the bank, to receive the asset, while continuing to pay for the remaining installments as scheduled.

Annual Report 2013	A-77

As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged from clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In October 2013, we launched a new line of consortium products for the acquisition of heavy vehicles, which supported a growth of 28.1% in active participants among all the consortia we manage from November 2012 to November 2013. In the same period the number of consortia participants in the Brazilian market, excluding the motorcycle segment, increased 14.8%.

Microcredit

Our microcredit unit offers low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers reach out to new and existing clients, offering loans (coupled with a free loan-protection microinsurance) and disseminating financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal market. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer;
•	2nd Tier Lending: loans to micro entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are

Annual Report 2013	A-78

committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which the bank stimulates the social and economic development of Brazil’s low-income population.

Our international business

Itaú Unibanco Holding’s global footprint

As of December 31, 2013 we were present in 19 countries outside of Brazil, seven of which are in Latin America. In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Mexico, we operate in the credit card segment and we are in the initial phase of opening

Annual Report 2013	A-79

a brokerage company and an investment bank. We also have an Itaú BBA representation office in Peru, and are gradually intensifying our presence in Colombia through our investment banking and corporate operation.

Additionally, we have operations in Europe (France, Germany, Luxembourg, Portugal, United Kingdom, Spain and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, investment banking, corporate and private banking clients.

Please refer to section Performance, item Financial Performance, Results, Revenues from Operations in Brazil and Abroad, for further information.

Latin America	Our operations in Latin America are mainly focused on commercial banking and are concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), but also include Colombia with investment banking and corporate operations, and Peru with corporate operations through a representation office. In Mexico, we operate in the credit card segment and we are in the initial phase of opening a brokerage company and an investment bank.

Latin America is a priority in our international expansion plans due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as “the Latin American bank”, becoming a reference in the region for all financial services provided to individuals or companies. Our target is to grow in a sustainable way, maintaining a strong relationship with the local retail and wholesale market.

Annual Report 2013	A-80

In order to support our more than 1.8 million clients, as of December 31, 2013 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 37 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. We also have 38 points of service through OCA S.A., our credit card operator in Uruguay.

“2013 represented the end of 7 years of consolidation in the region, reaching scale for a new cycle of performance and growth. Our 2014 priority in Latin America is integration” Ricardo Marino – Itaú Unibanco Holding’s Board Member and Itaú Unibanco’s Executive Vice-President – Latam

1. As of December 31, 2013.

Annual Report 2013	A-81

Banco Itaú Argentina

We have operated in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Banco Itaú Argentina. The GDP of Argentina increased 3.1% in 2013.

Through Banco Itaú Argentina we offer products and services in corporate banking, small- and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small- and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients and services offerings include current and savings accounts, personal loans and credit cards.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high-income clients, but we also operate with middle-market and large corporate clients. In 2013, we opened 7 new branches, totaling 98 branches in our service network in Chile as of December 31, 2013. The GDP of Chile increased 4.0% in 2013.

We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In 2011 we acquired the high net worth portfolio of HSBC Bank and in 2012 we completed the acquisition of 50.0% of Munita, Cruzat & Claro, a leader in wealth management in Chile.

Today, we are one of the leaders in wealth management and have the second fastest growing loan portfolio in Chile, according to the Superintendency of Banks and Financial Institutions – SBIF as of November 2013. Moreover, our foreign trade portfolio and student loan program have increased as of December 31, 2013.

In line with our commitment with the Chilean market, we launched the “It Now IPSA”, the first exchange traded fund (ETF) that tracks the return of the shares of the 40 largest funds in the local market. Our ETFs are traded under the brand “It Now”. In the coming years, our expectation is to grow between 20% and 30% in the ETF industry worldwide and we believe Chile will be part of this expansion.

Please refer to section Itaú Unibanco Holding, item 2013 Highlights, Recent Developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

Annual Report 2013	A-82

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay) and the pension fund management company Unión Capital AFAP S.A., making us one of the leading financial operations in Uruguay. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. The GDP of Uruguay increased 3.8% in 2013.

Our retail banking business is focused on individuals and small business clients, with more than 297,000 clients as of December 31, 2013. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Additionally, our private banking business unit provides a full portfolio of local and international financial market products.

We have been the second largest private bank in Uruguay in terms of market share since July 2012 and have been recognized as the best bank in Uruguay by “Euromoney” magazine. With the purpose of maintaining this pace of growth and local penetration, in June 2013 we entered into an agreement to purchase the retail operations of Citibank in Uruguay, assuming a portfolio of over 15,000 account holder clients. The assets acquired at that time involve mainly credit card operations under the Visa, Mastercard and Diners brands, representing a portfolio of US$45.6 million in credit card loans and US$12.6 million in personal loans. This transaction closed in December 2013, after approval by the local regulatory authorities.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Banco Itaú Paraguay S.A., formerly known as Interbanco. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since 2010. The GDP of Paraguay increased 13.0% in 2013.

Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector, which has performed very well.

Annual Report 2013	A-83

Our strategy for the retail and middle-market segments in the last years resulted in a significant increase in our local market share. We are the leading player in the credit card segment and hold the first position among banks in Paraguay based on results, return on average equity and deposits, according to the Central Bank of Paraguay in November 2013. In 2013, 2012 and 2011, we were considered the highest regarded brand in Paraguay according to the Brazilian Institute of Public Opinion and Statistics – Paraguay Branch, and were recognized as the best bank in Paraguay by “Global Finance” magazine.

Colombia

In Colombia, our wholesale and investment bank has been operating since the end of 2012. Our target market in Colombia consists of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The product portfolio includes loan operations, foreign trade financing, foreign exchange and derivatives and investment bank activities, such as advising on mergers and acquisitions and accessing the capital markets. We estimate that the GDP of Colombia increased 4.1% in 2013.

Our presence in Colombia is increasing, and we aim to be one of the three main investment and wholesale banks in Colombia in the next five years.

Please refer to section Itaú Unibanco Holding, item 2013 Highlights, Recent developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

Peru

In Peru, we have a representation office and are considering expanding our activities into corporate and investment banking, following the same strategy as in Colombia, so as to take advantage of the strong growth experienced by Peru. The GDP of Peru increased 5.0% in 2013.

Mexico

In Mexico, we operate in the credit card segment and we are in the initial phase of opening a brokerage company and an investment bank. The GDP of Mexico increased 1.1% in 2013.

Other international operations	To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in Nassau, New York and Cayman Islands, as well as through our other Latin American operations mentioned above.

Annual Report 2013	A-84

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands.

Our proprietary portfolios are mainly held by Itaú Bank and our Cayman Islands branch. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Itau BBA International	Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking – Headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.
•	Private Banking – Under the corporate structure of Itau BBA International, we manage private banking activities in Miami, Switzerland and Luxembourg (where our activities are corrently being scaled down), offering specialized financial products and services to high net-worth Latin American clients.

On February 1, 2013, Banco Itau BBA International S.A., headquartered in Portugal, was merged into Itau BBA International Limited, headquartered in the United Kingdom. On May 17, 2013, the entity was registered as a public-limited company under the trade name Itau BBA International plc. The purpose of this restructuring process is to allow Itau BBA International to improve its performance and sources of funding, expand its client base, strengthen its position as an international platform for the group, achieve greater diversification of risk and increase profitability indicators.

Annual Report 2013	A-85

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. As of December 31, 2013 we had the best research analyst team in Latin America according to Institutional Investor Magazine and provide extensive coverage of over 205 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

Competitive strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil	Our brands are very strong and very well recognized in Brazil. They have been associated with quality and reliability and, with our large portfolio of products, help us maintain a low client turnover rate, especially among clients in the high income segment. In 2013, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the tenth consecutive time.

Large branch network in geographic areas with high economic activities	Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s most developed region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and profit from selective market opportunities.

Our exclusive ATM network allows us to offer a wide range of products and services to our clients which we see as one of our competitive strengths.

Additionally, we have refurbished branches especially for shopping malls. These branches have a new visual identity and service proposal, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenient for our clients. Please refer to section Itaú Unibanco Holding, item Our Profile, Marketing and Distribution Channels, for further information.

We have an extensive network with 4.1 thousand branches, 885 client site branches, or CSBs, and 27.9 thousand ATMs in Brazil and abroad, as of December 31, 2013.

Annual Report 2013	A-86

Diversified line of products and services	We are a multi-service bank offering a diverse line of products and services that are designed to address the needs of various types of clients, including corporate clients, very small and small enterprises, retail clients, high-income individuals, private bank clients, non-account holders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales	Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2013, we spent approximately R$5.8 billion on information technology, of which approximately R$2.0 billion was spent on the purchase of hardware and software and approximately R$3.8 billion on information technology infrastructure, operation and maintenance. We have sophisticated technology that supports certain remote banking access (e.g., call centers, Internet banking, etc.) and offers clients the ability to verify statements and perform transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered with our systems.

Risk-Based pricing model as a tool to manage risk while exploring opportunities	Our risk-based pricing model, as applied to our products, is an important competitive advantage as it gives us a more precise dimension of the risk equation versus return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risks. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the relevant market.

Annual Report 2013	A-87

Information for the investor

Preemptive right, capital increase and payment for subscribed shares

Each shareholder has the preemptive right to subscribe for shares in any capital increase, in proportion to his equity interest, except in specific cases, in compliance with Brazilian Corporate Law.

Our Bylaws authorize the Board of Directors to increase our share capital up to a limit of 6.6 billion shares, of which 3.3 billion must be common shares and 3.3 billion must be preferred shares (authorized capital). Up to the limit of our authorized capital, the issuance of our shares may be made without considering our shareholders preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription; and (iii) exchange for our shares in a public offering for the acquisition of our control. Regardless of this provision, all increases in our share capital must be ratified by our shareholders and approved by the Central Bank.

After the approval of the capital increase by the Central Bank, a shareholder must pay the value corresponding to the subscribed shares within the terms established in the subscription documentation related to that capital increase. A shareholder that fails to make payment within the terms of the subscription documentation will be deemed to be in default, in accordance with Brazilian Corporate Law.

Brazilian legislation does not provide for liability in capital calls, therefore the ownership interest of our shareholders may be diluted if they decide not to exercise their preemptive rights to subscribe shares in cases of capital increase.

Form and transfer	Our shares are book-entry and Itaú Corretora de Valores S.A. is our bookkeeping service provider. Therefore, the shares issued by us are to be kept in deposit accounts, under the investor’s name.

As an alternative, the investor may also deposit shares in the BM&FBovespa via a custodian institution authorized by the CVM. In such case, the BM&FBovespa, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors’ name. There is no distinction in the rights and obligations of shareholders, regardless of whether their shares are deposited with a broker-dealer or with BM&FBovespa.

Annual Report 2013	A-88

Redemption and withdrawal rights	Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting shareholder to withdraw from the company. This withdrawal may occur under certain conditions upon reimbursement of the fair value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law. Withdrawal rights expire thirty days after publication of the minutes of a shareholders’ meeting. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal with respect to our shares within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to shareholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Common and preferred shares should be reimbursed upon cancellation of their registration at fair value, calculated based on the criteria set forth by under Brazilian Corporate Law. If the general shareholders’ meeting in which the resolution that gave rise to withdrawal rights was approved is held more than 60 days after the date when the last balance sheet was approved, the shareholder may demand that his shares are redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

Our preferred shares may be registered in Brazil through the Central Bank, in compliance with Brazilian regulation, which enables foreign investors to invest in almost all financial assets and carry out almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. A foreign investor in our preferred shares may face delays in registering our shares, which may delay any remittances abroad. These delays may also adversely affect the amount of U.S. dollars received by such non-resident investor.

In the United States	Our preferred shares have traded on the NYSE, under the symbol “ITUB” in the form of American Depositary Shares, or ADSs, since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Each ADS represents one preferred share. The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated May 31, 2001, as amended.

Annual Report 2013	A-89

Please refer to section Itaú Unibanco Holding, item Information for the Investor, Considerations For Foreign Investors in ADS, Other Information about our ADS Program, for further information.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our shareholders and the depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

Please refer to section Itaú Unibanco Holding, item Information for the Investor, Considerations For Foreign Investors, Other Information about our ADS Program, for further information.

In Argentina	We also issue Argentine Certificates of Deposits (CEDEAR), which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are traded at the Buenos Aires Stock Exchange (BCBA), which is a not-for-profit self-regulatory private association.

The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of the trading session whenever it is deemed to be necessary to control or prevent unusual variations in quotations.

Shareholders’ payment	Our Bylaws establish the distribution to shareholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.

Annual Report 2013	A-90

The mandatory dividend may be paid as dividends or interest on capital. The main difference between these forms of payment is tax-related. The payment of dividends is tax-free for shareholders. The payment of interest on capital is subject to withholding income tax at a 15% rate.

Any payment of interest on capital to holders of preferred shares, including holders of ADSs, whether Brazilian residents or not, is subject to Brazilian withholding tax at a rate of 15%, or 25% if the shareholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime, respectively. The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. Please refer to section Itaú Unibanco Holding, item Information for the Investor, Considerations For Foreign Investors in ADS, Taxation, for further details.

Our Shareholder Remuneration Policy, approved by our Board of Directors, establishes the monthly payment of R$0.015 per share as an advance mandatory dividend. The date used in Brazil as a reference to determine which shareholders are entitled to receive the monthly dividend is determined according to the shareholding position registered on the last day of the preceding month. With respect to our ADSs, however, the date used to determine the shareholders that are entitled to receive the monthly dividend is three days after the Brazilian reference date. In both cases, monthly dividends for a given month are paid on the first business day of the next month.

Once our net income is calculated, we intend to pay the difference between the accumulated amount of advanced monthly dividends and the amount equivalent to the mandatory dividend, calculated as mentioned before. Additionally, our Board of Directors may declare interim dividends, which will be submitted for ratification at our annual shareholders’ meeting.

A shareholder may claim payment of any dividend for a period of three years counted from the dividend payment date. After this period we have no responsibility for such payment.

Shareholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other amounts related to their shares can be remitted abroad in a foreign currency.

Annual Report 2013	A-91

Currently, we pay dividends and interest on capital equivalent to or higher than the mandatory dividends, but this may not continue to happen if our shareholders decide that such distribution is not advisable in view of our financial condition. In this case, if our Fiscal Council is constituted, it must issue an opinion about that decision, and Management must present a report to the CVM detailing the reasons for the suspension of the dividend payment. Profits not distributed due to a suspension of the dividend payment must be allocated to a special reserve and, if it is not absorbed by losses in subsequent years, it must be paid as dividends as soon as our financial position so permits.

Please refer section Performance, item Consolidated Financial Statements (IFRS), Note 21, b, and section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil.

Payment of dividends to ADS holders	Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The depositary of our ADS program is The Bank of New York Mellon. The payments of dividends and distributions in cash for our preferred shares underlying the ADSs are made directly to the depositary bank abroad, which is responsible for passing it on to the shareholders within an average period of ten days after payment is made in Brazil. The amount received by the ADS holder may be reduced if we, the custodian or the depositary are required to retain an amount related to taxes and other government charges.

History of payment of dividends1

The following table shows dividends and interest on capital paid or declared to the holders of our common and preferred shares since 2011.

	Dividends
	Amount	Per Share	Payout	Dividend Yield
Year	(in R$ million)[2]	(R$)[3]	(%)[4]	(%)[5]
2013	5,095	1.03	30.8	3.3
2012	4,518	1.00	34.3	3.3
2011	4,394	0.97	30.1	3.1

1.	Please refer to section Performance, Item Consolidated financial statements (IFRS), Note 21 – Stockholders’ equity, for the further information about dividends and shares outstanding.
2.	Dividends and interest on capital – paid/provisioned for (net).
3.	Dividends and interest on capital – paid/provisioned for (net)/total shares.
4.	Dividends and interest on capital – paid/provisioned for (net)/net income of the year.
5.	Dividends paid per share in the period/price of our preferred share (ITUB4) at final date of the period.

Annual Report 2013	A-92

On November 28, 2013, our Board of Directors declared the payment of interest on capital, in the amount of R$0.20360 per share (or R$0.17306 per share, net of taxes) to be paid out on February 28, 2014 to all shareholders of record as of the close of trading on December 20, 2013. On February 3, 2014, our Board of Directors declared interest on capital in the amount of R$0.5236 per share (or R$0.44506 per share, net of taxes) to be paid out on February 28, 2014 to all shareholders of record as of the close of trading on February 18, 2014.

Considerations for foreign investors in ADSs

Risks related to our ADSs

Before investing in our shares and ADSs, it is important for the investor to know that, in addition to the risks related to our business, which may impact the value of our securities and our ability to perform certain obligations, including the payment of dividends and interest in equity, the investor will be exposed to additional risks, as described below. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affects us.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general shareholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these shareholders, as mentioned below.

Annual Report 2013	A-93

According to the provisions of the ADSs deposit agreement, in the event of a general shareholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general shareholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure the preemptive rights will be offered to you.

In the event such registration statement is not filed or if the exemption from registration is not available, The Bank of New York Mellon, as depositary bank, will attempt to sell such preemptive rights within the exercise period, and, in case such a sale is effective, our ADS holders will be entitled to receive the proceeds from such sale. However, the U.S. holders of our ADSs will not receive any value from the granting of such preemptive rights if the depositary bank is unable to sell the preemptive rights during the exercise period.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

Annual Report 2013	A-94

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will not be able to remit abroad foreign currency upon disposition of preferred shares or receipt of distributions unless the investor obtains (i) an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) qualifies under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining a separate electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions.

The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The holders of ADSs have rights that differ from those of shareholders of companies organized under the laws of the U.S. or other countries.

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

Annual Report 2013	A-95

Other information about our ADS program

American depositary shares

In the United States, our preferred shares are traded in the form of ADSs, with each ADS representing one preferred share. ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADS holders as our shareholders and ADS holders have no shareholder rights, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Persons depositing preferred shares or ADR holders must pay	For

US$5.00 (or less) per 100 ADSs (or portion thereof ) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADRs	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property substitution of underlying shares and transferring, splitting or grouping of receipts Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (or portion thereof )	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities by the depositary to ADS holders

US$0.02 (or less) per ADS (or portion thereof ) per calendar year (in addition to cash distribution fee of US$0.02 per ADS during the year)	Depositary services

Registration fees	Registration of transfers of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares

Foreign currency conversion expenses	Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any other charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Annual Report 2013	A-96

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to investors. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Investors will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to investors any proceeds or send to investors any property remaining after it has paid the taxes.

Reimbursement of fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs in case of exercise of withdrawal rights or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services subject to fees until its fees for those services have been paid.

Annual Report 2013	A-97

Reimbursement of fees incurred in 2013

In 2013, we received from the depositary US$14.7 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

Main differences between Brazilian and U.S. corporate governance practices	In the U.S., we have listed our ADS as a foreign private issuer and, as a result, the NYSE allows us to comply with certain requirements established by applicable Brazilian legislation in lieu of those established by U.S. rules.

Under the NYSE rules, we are only required to: (i) have an audit committee or an audit board that meets certain requirements, as discussed below; (ii) provide certification by our Chief Executive Officer to the NYSE with respect to any material non-compliance with any applicable NYSE corporate governance listing standards; (iii) provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance listing standards; and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

The description of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of independent directors

The NYSE rules require that the majority of the board members be independent. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. However, under NYSE rules, listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by another company, such as in our case, are not required to comply with such requirement.

Brazilian legislation does not have a similar requirement. Nevertheless, our Board of Directors has four directors considered independent pursuant to the criteria established in our corporate governance policy. For further information on the composition of our Board of Directors, see section Our governance, item Management structure, Our Directors, Officers and Committee members.

Annual Report 2013	A-98

Additionally, Brazilian Corporate Law, the Central Bank and the CVM have established rules that address the duties and responsibilities of companies’ officers and directors and their professional qualification, so as to ensure the proper operation of the Board.

Executive sessions

NYSE rules require that directors who are not officers meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company.

Brazilian legislation does not have a similar requirement. However, we hold meetings of our directors who are not officers without the presence of directors who are also officers, with no fixed periodicity. Brazilian Corporate Law allows up to one third of the members of the Board of Directors to be also members of the Board of Officers.

Nomination and Corporate Governance Committee and Compensation Committee

NYSE rules require that listed companies have a nomination and Corporate Governance Committee and also a Compensation Committee, each entirely composed of independent Directors and governed by a charter on the purposes and responsibilities of such Committee. However, under NYSE rules, listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by another company, such as in our case, are not required to comply with such requirement.

Pursuant to Brazilian legislation, we are not required to have a nomination or Corporate Governance Committee. However, we opted for forming a Nomination and Corporate Governance Committee responsible, in general, for matters related to the company’s governance, including suggesting corporate governance guidelines to the Board of Directors and overseeing their compliance, and the selection, nomination and assessment of the Board of Directors.

Pursuant to Brazilian legislation, listed companies are not required to have a Compensation Committee. Nonetheless, we are required to establish a Compensation Committee pursuant to Brazilian banking regulation. In accordance with such regulation, our Compensation Committee reports to the Board of Directors and members of the Compensation Committee are not required to be independent.

Annual Report 2013	A-99

Audit Committee

NYSE rules require that listed companies have an Audit Committee that (i) is composed of at least three independent members who have knowledge of finance; (ii) complies with SEC rules related to the Audit Committee of companies registered with NYSE; (iii) has at least one member who is an expert in accounting or financial management; and (iv) is governed by a charter that expressly sets out the purposes and responsibilities of the Committee and that establishes annual performance assessments.

The applicable Brazilian legislation regulates independent audit services rendered to financial institutions and requires the establishment of an Audit Committee composed of at least three members. Our Audit Committee, formed on April 28, 2004, meets applicable Brazilian legal requirements, is elected annually by the Board of Directors and is composed of members and professionals with proven technical qualification compatible with the responsibilities of this Committee.

According to the SEC, foreign private issuers that meet certain requirements are not required to have an Audit Committee. We believe that our Audit Committee is compliant with the requirements of Rule 10A-3(c)(3) and that it is able to act independently when performing its responsibilities. Our Audit Committee, to the extent permitted by Brazilian legislation, performs all functions required by Rule 10A-3 of the Exchange Act.

In line with the applicable Brazilian legislation, hiring independent auditors is the responsibility of the Board of Directors, whereas the recommendation for hiring and removing independent auditors is the responsibility of the Audit Committee. Thus, our Board of Directors acts in lieu of the Audit Committee, as permitted by Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of hiring our independent auditors.

Shareholders’ approval of management members’ compensation and long-term incentive programs

NYSE rules require that shareholders have the opportunity to vote on all share-based compensation plans and significant changes thereto, including significant increases in the number of shares available to the plan, with a few exceptions.

Annual Report 2013	A-100

Brazilian legislation sets forth a similar requirement, as it establishes the need for approval of the aggregate compensation of Management members (including shares) and stock option plans at the Annual General Shareholders’ Meeting. Please refer to section Our governance, items Directors’ and Senior Management’s compensation and Long-Term incentive programs for further information.

Corporate governance guidelines

NYSE rules require that listed companies adopt and disclose their corporate governance guidelines.

Brazilian legislation does not establish a similar requirement. However, we have a corporate governance policy that consolidates the corporate governance principles and practices that we adopt. We believe such corporate governance principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We adopt stricter rules than those required by Brazilian legislation, since we voluntarily adhered to BM&FBovespa Level 1 of corporate governance and grant tag-along rights to all shareholders, regardless of their voting rights. Please refer to section Our governance, item Our practices, for further information.

Code of Ethics

NYSE rules require that listed companies adopt and disclose a Code of Ethics for their Directors, officers and employees. NYSE also requires that listed companies inform NYSE promptly about any waiver of the code provisions for directors or officers.

Brazilian legislation does not have a similar requirement. However, we have a Code of Ethics that, among other matters, governs the conduct of all directors, officers and employees of the Itaú Unibanco Group, detailing the principles that guide our attitudes and practices.

Internal audit

NYSE rules require that listed companies maintain an internal audit function to provide Management and the Audit Committee with ongoing assessments of the company’s risk management processes and internal control systems.

Annual Report 2013	A-101

Brazilian banking legislation establishes a similar requirement, since it requires that financial institutions have an internal audit function. Our internal audit function is responsible for assessing the sufficiency and effectiveness of our operating and management controls, as well as the adequacy of our risk identification and risk management processes. In addition, our internal audit function is independent from management in carrying out its activities and has access to all places, information and people deemed necessary for it to carry out its duties. The internal audit function is administratively subordinated to the Chairman of the Board of Directors, and its activities are supervised by the Audit Committee.

Exchange controls

Individuals or legal entities domiciled outside Brazil may own our stock. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their direct investment in our shares under Law No. 4,131, dated September 3, 1962, or CMN Resolution No. 2,689, dated January 26, 2000.

Law No. 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and applies to any capital that enters the country in the form of foreign currency, goods and services. Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

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

Annual Report 2013	A-102

Under Resolution No. 2,689, a non-resident investor must:

•	Appoint at least one representative in Brazil with powers to perform actions relating to its investment;
•	Appoint an authorized custodian in Brazil for its investment;
•	Register as a non-Brazilian investor with the CVM; and
•	Register its foreign investment with the Central Bank.

Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal). This registration process is undertaken by the investor’s legal representative in Brazil.

Pursuant to Resolution No. 2,689, securities and other financial assets held by foreign investors must be registered, kept safe or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.

The trading of securities under the regime of Resolution No. 2,689 is restricted to transactions carried out in stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transactions resulting from subscriptions, stock dividends, conversion of debt securities into shares, securities-referenced indexes, purchase and sale of shares of opened-end investment funds in securities and, when previously authorized by the CVM, cases resulting from going private transactions, cancellation or suspension of trading, judicial settlements and trading of shares covered by shareholder agreements.

In addition, any transfer or ownership assignment of investments in securities or other financial instruments held by non-resident investors not foreseen by Resolution No. 2,689 is prohibited, except for transfers resulting from mergers, spin-offs and other corporate reorganizations carried out abroad, as well as the cases of hereditary succession.

Annual Report 2013	A-103

Further information for the investor

2014 corporate calendar

Event	Date
Annual General Shareholders’ Meeting	April 23, 2014
Earnings Release – First Quarter, 2014	April 29, 2014
Earnings Release – Second Quarter, 2014	August 5, 2014
Earnings Release – Third Quarter, 2014	November 4, 2014

Annual report hard copy

Investors may receive a hard copy of this annual report, including complete audited financial statements of the last fiscal year, free of charges, by requesting a copy to Investor Relations department, by e-mail, investor.relations@itau-unibanco.com.br, indicating your contacts and the complete address.

Our corporate information and contacts

We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo (SP), Brazil and our telephone number is +55 (11) 2794 3547. We are primarily governed by Brazilian Corporate Law and our Bylaws. Our Tax Payer’s Registry (CNPJ) is 60.872.504/0001-23, and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE. 35300010230. Our corporate purpose, as set forth in Article 2 of our Bylaws, is to perform banking activity in all its authorized forms, including foreign exchange transactions. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 767 Fifth Avenue, 50th floor, New York, NY 10153.

Annual Report 2013	A-104

Our governance

Internal installation –
Itaú Unibanco Business Center

We focus on creating value for shareholders and we consider corporate governance a continuous and long-term process for this purpose.

The adoption of good corporate governance practices adds value to a company, facilitates its access to capital and contributes to its longevity. Therefore, we have adopted corporate governance practices aligned with best practices adopted in the Brazilian and foreign markets. We seek constant development of our management policies and mechanisms so as to ensure excellence in our practices and sustainable growth for our company.

In line with such principles, we voluntarily adhered to the Code of Self-Regulation and Good Practices for Publicly Held Companies of the Brazilian Association of Publicly Held Companies, or Abrasca, which was based on the best corporate governance practices in effect in Brazil and abroad. In addition, we were named to the Dow Jones Sustainability Index for the 14th consecutive year, and are the only Latin America bank to be part of this index since it was created in 1999. Additionally, we have been named to the Corporate Sustainability Index of the BM&FBovespa for the nineth consecutive year.

In the U.S., our ADS are listed as Level 2 on the NYSE, which means that, in addition to the criteria established by the CVM and the BACEN, we are subject to additional criteria established by the NYSE and the SEC.

We have adopted a Code of Ethics that applies to all of our employees, directors and officers. In 2013, as part of our constant development of corporate governance practices, we revised our Code of Ethics, which is widely disseminated within our company. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/Itaucode.pdf?title= Itaú Unibanco’s Code of Ethics for our Code of Ethics. Our Code of Ethics is based on principles that support a corporate culture focused on valuing people, on the strict compliance with rules and regulations and on a permanent pursuit for development.

Additionally, we adopted the Policy of Material Information Disclosure, which deals with the public disclosure of material information pursuant to CVM regulation. We also adopted a Policy on Trading of Securities, which restricts the trading of securities during certain periods and requires management to publicly announce all transactions carried out with our securities, as permitted by CVM regulation.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ENGLISHpolitica_ gc.pdf?title=Corporate Governance Policy, for our governance principles and practices we adopt.

Annual Report 2013	A-106

Our practices

Over the course of our history, as part of our corporate governance initiatives, we have made several decisions regarding the improvement of the disclosure of our information and the protection of minority shareholders rights. For example, we are listed as a publicly held company on BM&FBovespa and our shares have been publicly traded since our foundation in 1944. In 2001, we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of the BM&FBovespa. In 2002, we listed our Level 2 ADSs on the NYSE, complying with both the SEC’s criteria and U.S. legal requirements, such as the Sarbanes-Oxley Act of 2002.

Since 2002, with the commitment to strengthen our position in the Brazilian capital market, we have made a number of presentations in the regional offices of Association of Capital Market Investment Analysts and Professionals (APIMEC). We have also made presentations in the United States and Europe since 1996. In these presentations, we have the opportunity to provide the financial community with details on our performance, strategies to add value, future perspectives and other important issues.

Management structure

Our management is structured so as to ensure that matters are extensively discussed and decisions are made on a collective basis. The chart below presents our management bodies, their main functions and the management members that compose them.

Annual Report 2013	A-107

Annual General Shareholders’ Meeting	Our Annual General Shareholders’ Meeting is our highest decision-making body, which gathers shareholders on a regular basis in the first four months of each year and, on a special basis, whenever corporate interests so require.

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

In addition to the requirements of Brazilian Corporate Law, we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as through CVM, BM&FBovespa, the SEC, the NYSE and the BCBA.

As a general rule, Brazilian Corporate Law provides that a quorum for a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting share capital, on the first date the meeting is called for, and, if a quorum is not reached, any percentage of the company’s voting share capital on a second date the meeting is called for. Generally, our meetings are held with a quorum representing two thirds of our voting share capital.

In order to attend a shareholders’ meeting, shareholders must present an identification document. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. The proxy must be a shareholder, an officer of the company, a lawyer or a financial institution. Investment funds must be represented by their investment fund officer.

In 2012, we made an “Online Meeting” tool available. This tool is an electronic voting platform that provides shareholders with more accessibility, allowing them to exercise their voting rights in advance, from any place.

Annual Report 2013	A-108

The same calling procedures for general shareholders’ meetings apply for special shareholders’ meetings.

Board of Directors	Our Board of Directors is the body responsible for establishing the general guidelines of our business, including our controlled companies, and is elected annually by our shareholders.

Board members must act impartially, in compliance with pre-established rules, so as to prevent conflicts of interest. Such rules include:

•	Not taking part in resolutions related to matters in which the director’s interests conflict with our interests. The director must inform the Board of Directors about the conflict of interest as soon as the matter giving rise to such conflict is included in the agenda or proposed by the Chairman of the Board, and in any event, before the beginning of any discussion on such matter;
•	In the event the director or a company controlled or managed by him carries out a transaction with any company of the Itaú Unibanco Group: (a) the transaction must be carried out at arm’s length; (b) if it is not an usual transaction or a service provision, there must be an opinion issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be informed to and conducted under supervision by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the channels usually competent in the hierarchy of Itaú Unibanco Group, subject to the rules and conditions set forth in our Related Party Transactions Policy; and
•	Taking part in no more than four boards of directors of companies that do not belong to the same group.

The Board of Directors’performance is assessed yearly to ensure that board members are aligned with the organization’s values and that they represent the interests of our shareholders.

Our Board of Directors is currently composed of twelve members, four of which are independent (33%), six are jointly nominated by Itaúsa and Cia. E. Johnston, and, due to its direct participation in our capital, two are nominated by Itaúsa. Our board members meet on a regular basis eight times a year and on a special basis whenever necessary.

Annual Report 2013	A-109

Pursuant to our Bylaws, the age limit for holding a position on our Board of Directors is seventy years old. Also, pursuant to our Bylaws, the positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive officer cannot be held by the same person.

Pursuant to Brazilian law, the election or reelection of each member of our Board of Directors is subject to approval by the Central Bank. All directors are elected for a term of one year and can be reelected upon the Central Bank’s approval. Also under Brazilian law, an acting director retains his position until he is reelected or his successor is elected.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/InternalCharterof... pdf?title=Internal Charter of the Board of Directors , for further information.

Committees of the Board of Directors	There are seven committees, presented below, that report directly to the Board of Directors. Their members are elected by the Board of Directors for a term of one year, and must have proven knowledge in their respective professional fields as well as technical qualification compatible with their responsibilities. These committees are:

•	Audit Committee
•	Strategy Committee
•	Capital and Risk Management Committee
•	Nomination and Corporate Governance Committee
•	Personnel Committee
•	Compensation Committee
•	Related Parties Committee
•	International Advisory Council

The committees may hire outside experts but must always be careful to maintain the integrity and the confidentiality of their work.

Please refer to www.itau.com.br/investor-relations/corporate-governance/rules-and-policies, for each committee rules.

Annual Report 2013	A-110

Audit Committee	“The Committee met in 41 days between February 2013 and January 2014 to perform the duties that are inherent to its responsibility of caring for the quality and completeness of the financial statements of the Itaú Unibanco Group, for compliance with legal and regulatory requirements, for the performance, independence and quality of the work of the external and internal auditors and for the quality and effectiveness of the internal control and risk management systems of the Itaú Unibanco Group.

The main focus of its work was on the improvement of the Internal Audit procedures and the monitoring of the evolution of Itaú Unibanco Group’s internal controls and compliance.”

Gustavo Jorge Laboissiere Loyola

Independent Director and Chairman of the Audit Committee

The Audit Committee is a statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and the effectiveness of the internal controls and risk management systems. It was established in April 2004 at a general meeting of our shareholders and it is the single body responsible for overseeing companies of the Itaú Unibanco Group that are authorized to operate by the Central Bank or supervised by the SUSEP.

All Audit Committee members are independent, pursuant to CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if such member’s independence is affected by any conflict or potentially conflicting situation. In order to meet the requirements of the SEC and the NYSE, the Audit Committee has an independent financial expert: Mr. Guy Almeida Andrade.

The Audit Committee assessments are based on information received from management, external auditors, internal auditors, the units responsible for the risk management and internal controls and on the Audit Committee’s members own analyses resulting from direct observation. After establishing an operations schedule to comply with its duties, the Committee met 31 times in the period from February 2013 to January 2014.

Annual Report 2013	A-111

Strategy Committee	“Over the past twelve months, the Strategy Committee worked on the analysis and implementation of the opportunities identified based on the strategic vision for 2020 and on making the budget and targets for 2014 compatible with said strategic vision.

Among the opportunities analyzed, investments that will reinforce the bank’s presence in the credit card segment and, in particular, in Latin America, were recommended. In this context, it is worth mentioning the acquisition of the credit card and consumer credit activities of Credicard and the merger of our banking operations in Chile and Colombia with Corpbanca.”

Nildemar Secches

Independent Director and member of the Strategy Committee

The Strategy Committee is responsible for leading discussions of critical strategic matters to us. Its duties include, but are not limited to: proposing budgetary guidelines for the Board of Directors, issuing opinions and recommendations on the strategic guidelines and investment opportunities in order to support the decisions of the Board of Directors.

Capital and Risk Management Committee	“In 2013, the Risk and Capital Management Committee continued to perform its duties in the supervision of risk and capital management activities. Like in previous years, the framework of the limits established by our risk appetite was monitored and improved. This year, the first Internal Capital Adequacy Assessment Process (ICAAP) report was delivered to the Central Bank. In this context, capital adequacy assessments in normal and stressed scenarios were broadly discussed, including in light of the new capital requirements determined in Brazil, which are in line with Basel III.”

Pedro Luiz Bodin de Moraes

Independent Director and Chairman of the Capital and Risk Management Committee”

The Capital and Risk Management Committee is responsible for supporting the Board of Directors in performing its responsibilities related to our capital and risk management as well as submitting reports and recommendations on these topics for the approval of the Board of Directors. Its duties include, but are not limited to, establishing our risk appetite and minimum return expected on our capital, overseeing our risk control and management activities in order to assure their adequacy to the risk levels assumed and the complexity of our operations as well as the compliance with regulatory requirements. It is also responsible for promoting the improvement of our risk culture.

Annual Report 2013	A-112

Nomination and Corporate Governance Committee	“The year of 2013 was marked by the continuity of and deeper focus on many topics that were discussed in the previous year. The new project for structuring the Board of Officers and the change in the maximum age of our CEO from 60 to 62 years are two topics that merit attention in this regard.

The assessment of all executive officers was also discussed and agreed upon the suggestion of the CEO. The result of the assessments of the work of the committees, Board of Directors, CEO and Chairman of the Board of Directors was also discussed.

Several other topics were discussed so that they can be further elaborated in the future mainly related to:

•	Evolution of technology and its impact on the banking industry
•	Commercial drive, use of big data centers and customer centricity
•	Cost efficiency”.

Henri Penchas

Director and member of the Nomination and Corporate Governance Committee

Please refer to section Our Governance, item Management Structure, for further information about changes in our Board of Officers.

The Nomination and Corporate Governance Committee is responsible for stimulating and overseeing discussions of matters related to our governance. Its duties include, but are not limited to, analyzing and issuing opinions on situations of potential conflicts of interest between the directors and companies of the Itaú Unibanco Group, periodically reviewing the criteria for nomination of our independent directors, in accordance with governance principles and applicable regulation, giving methodological and procedural support for the assessment of the board, directors, committees and chief executive officer, and discussing and making recommendations on the succession of the directors and chief executive officer.

Annual Report 2013	A-113

Personnel Committee	“In 2013, the Personnel Committee was dedicated to reviewing the leadership assessment model, in order to further align our internal processes with the principles proposed in Nosso Jeito de Fazer (Our Way of Making it Happen), particularly in the pursuit of meritocracy. We further discussed the behaviors expected from a manager at Itaú Unibanco Holding proposed that managers are assessed based on ten expected behaviors.

The committee also reviewed the talent attraction program: internship and trainee programs, international sponsorships and attraction of students who have obtained a postgraduate degree abroad. Finally, we analyzed issues related to the internal climate based on our satisfaction surveys; topics such as relationships in the work environment and turnover were discussed and quantitative targets were proposed to management.”

Pedro Moreira Salles

Chairman of the Board of Directors and Chairman of the Personnel Committee

The Personnel Committee is responsible for establishing the main guidelines related to personnel. Its duties include, but are not limited to, establishing guidelines related to talent attraction and retention, recruiting and qualification, and our long term incentive programs.

Compensation Committee	“In 2013, the Compensation Committee was focused on the analysis of the incentives generated by the variable compensation models in effect at Itaú Unibanco Holding, particularly with respect to the alignment of the organization’s risk appetite with the total amount paid.

An important point was the observation of the effects of Resolution No. 3,921 of the Central Bank, which determined the parameters for the compensation paid to senior managers of financial institutions.

In order to support our internal models, the Compensation Committee bases its analysis on local and international compensation surveys that are frequently updated, monitoring the market trends. Additionally, it counts on the active participation of the risk and finance units in the discussions related to this topic, thus ensuring that all factors are considered in our internal models.”

Israel Vainboim

Independent Director and member of the Compensation Committee

Annual Report 2013	A-114

The Compensation Committee is responsible for leading discussions of matters related to our management compensation. Its duties include, but are not limited to, developing the Compensation Policy for our management members, proposing to our Board of Directors different methods of fixed and variable compensation, in addition to benefits and special recruiting and termination programs, discussing, analyzing and overseeing the implementation and operation of our existing compensation models, discussing the general principles for the compensation of our employees and recommending its improvement to the Board of Directors.

Related Parties Committee	“In 2013, the Related Parties Committee analyzed, as established in the Corporate Policy, four transactions with related parties that reached, in a single contract or successive contracts in a period of one year, an amount equal to or higher than R$1 million, and recommended their approval to the Board of Directors.”

Nildemar Secches

Independent Director and Chairman of the Related Parties Committee

The Related Parties Committee is responsible for analyzing transactions between related parties in the circumstances specified by our Transactions with Related Parties Policy in order to ensure equality and transparency in such transactions. It is entirely composed of independent members.

International Advisory Council	The International Advisory Council is responsible for evaluating the prospects for the world economy and the adoption by us of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payments systems and prevention of money laundering, in order to contribute towards strengthening our presence in the international financial community and provide guidelines for the Board of Directors. The International Advisory Council is comprised by the following individuals, some of whom are not members of our Board of Directors or employees of the Itaú Unibanco Group: Pedro Sampaio Malan, Alessandro Profumo, André Lara Rezende, Andres Velasco, Angel Corcóstegui, Carlos Ghosn, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal, Vikram Pandit and Woods Staton.

Annual Report 2013	A-115

Fiscal Council	The Fiscal Council is an independent body elected annually by our shareholders to supervise the activities of our management, to examine our financial statements for the year ended and to issue an opinion on such financial statements, among other duties established by Brazilian law. It is composed of three to five members, and the same number of alternates, who must be elected annually in an annual general meeting. The fiscal council must operate independently from management, our external auditors and the audit committee.

Although its permanent existence is not legally mandatory, we have had a Fiscal Council established and functioning uninterruptedly since 2000.

Please refer to www.itau.com.br/investor-relations/corporate-governance/rules-and-policies, for each committee rules.

Board of Officers	Our Board of Officers is elected annually by the Board of Directors and its role is to implement the guidelines proposed by our Board of Directors. The officers manage our daily business activities, ensuring the best allocation and management of our funds to accomplish our established goals. The structure of our Board of Officers is established considering the segmentation of our business.

Pursuant to Brazilian law, the election of each member of our Board of Officers must be approved by the Central Bank. Also under Brazilian law, an acting officer retains his or her position until he or she is reelected or a successor is elected. Our officers are subject to internal and periodic assessment, in which performance criteria such as client satisfaction, personnel and financial management are considered.

Disclosure and Trading Committee	The Disclosure and Trading Committee reports to the Board of Officers and is comprised of members of the Board of Directors and of the Board of Officers of Itaú Unibanco Holding or any company of the Itaú Unibanco Group, and professionals of proven knowledge in the capital markets area, appointed by our Investor Relations Officer, who is also a permanent member of the committee.

The committee is responsible for managing our Policy of Material Information Disclosure and our Policy on Trading of Securities. We were among the first publicly held companies in Brazil to have such a committee.

The duties of the Disclosure and Trading Committee include, but are not limited to, carrying out internal actions intended to improve the information flow, foster the ethical conduct of our management members and our employees in order to ensure transparency, quality, equality and security in the information provided to our shareholders, investors and other agents of the capital market.

Annual Report 2013	A-116

Committees
Members	Board of Directors	1. Audit	2. Strategy	3. Risk and Capital Management	4. Nomination and Corporate Governance	5. Personnel	6. Compensation	7. Related Parties

Pedro Moreira Salles	P		P		P	P	P
Roberto Egydio Setubal	M		M	M		M
Alfredo Egydio Arruda Villela Filho	M				M		M
Gustavo Jorge Laboissiere Loyola	I	I P		M				M
Henri Penchas	M		M		M		M
Ricardo Villela Marino	M		M			M
Alfredo Egydio Setubal	M				M
Candido Botelho Bracher	M			M		M
Israel Vainboim	I		M		M		M
Pedro Luiz Bodin de Moraes	I			IP			M	M
Nildemar Secches	I		M			M		P
Demosthenes Madureira de Pinho Neto	M			M	M
José Castro Araújo Rudge[1]							M
Guy Almeida de Andrade		I
Alkimar Ribeiro Moura		I
Geraldo Travaglia Filho		I
Luiz Alberto Fiore		I

Member: M

Independent Member: I

Committee President: P

1. Non-executive member of Itaú Unibanco Holding S.A.

Our Directors and Executive Officers	Four of our directors, Alfredo Egydio Arruda Villela Filho, Ricardo Villela Marino, and the brothers Alfredo Egydio Setubal and Roberto Egydio Setubal are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family.

On February 21, 2013, we announced certain changes to our senior management:

•	Each of Caio Ibrahim David, our Executive Officer serving as our Chief Financial Officer, and Claudia Politanski, our Executive Officer serving as our General Counsel, will also hold the position of Executive Vice President of Itaú Unibanco;
•	Eduardo Mazzilli de Vassimon, recently elected as our Executive Officer responsible for our Risk Control unit, also became responsible for our Internal Control Division; and
•	Marcos de Barros Lisboa, formerly our executive officer responsible for our operational risk and efficiency units resigned on March 15, 2013.

Annual Report 2013	A-117

Board of Directors

Pedro Moreira Salles Age: 54 Current position: Chairman of the Board of Directors since February 2009

Term of office: until the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Chairman of the Board of Directors of Companhia E. Johnston de Participações and IUPAR – Itaú Unibanco Participações S.A. since 2008

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: member of the Board of Directors of Totvs S.A. since March 2010

Member of the following Committees: Compensation, Strategy, Nomination and Corporate Governance, and Personnel Committees

Professional history: he has served as Chairman of the Board of Directors of Companhia E. Johnston de Participações and IUPAR – Itaú Unibanco Participações S.A. since 2008. He served as Executive Vice President from November 2008 to August 2009. He served as Vice Chairman of the Board of Directors of Banco Itaú BBA S.A. from February 2009 to April 2012, Vice Chairman of the Board of Directors and CEO of Unibanco Holdings S.A. from April 2004 to November 2008, and as Corporate Vice President at Unibanco – União de Bancos Brasileiros S.A. from April 2004 to November 2008. He also served as Vice Chairman of the Board of Directors of Porto Seguro S.A. from November 2009 to March 2012, as Chairman of the Board of Directors of Unibanco Seguros S.A. from December 1995 to February 2009, and as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. from 2001 to February 2009.

Education: bachelor’s degree, magna cum laude, in economics and history from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Annual Report 2013	A-118

Alfredo Egydio Arruda Villela Filho Age: 44 Current position: Vice Chairman of the Board of Directors since November 2002

Term of office: until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: member of the Board of Directors of Itaúsa since 1995, serving as Vice Chairman since May 2011, and CEO since September 2008

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Disclosure and Trading, Nomination and Corporate Governance, and Compensation Committees

Professional history: he has been a Member of the Board of Directors of Itautec S.A. since April 1997 and Vice Chairman of the Board of Directors since January 2010. He also served as Chairman of the Board of Directors of Itautec S.A. from April 2009 to January 2010 and as Vice Chairman of the Board of Directors from April 1997 to April 2009. He has been a Member of the Board of Directors of Duratex S.A. since 1996 and Vice Chairman since 2008. He was also a Member of the Board of Directors of Elekeiroz S.A. from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009 and Vice Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010. He served as Vice Chairman of the Board of Directors of Itaú Unibanco S.A. from 2001 to March 2003.

Education: bachelor’s degree in mechanical engineering from Mauá Engineering School of the Mauá Technology Institute (IMT) and postgraduate degree in business administration from the Getulio Vargas Foundation (FGV)

Annual Report 2013	A-119

Roberto Egydio Setubal Age: 59 Current position: Vice Chairman of our Board of Directors and Chief Executive Officer since March 2003

Term of office: for his position as Board Member, until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office; for his position as Chief Executive Officer, until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Executive Vice President of Itaúsa since May 1994. He has served as Chairman of the Board of Directors of Itaú BBA S.A. since February 2003

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Strategy, Capital and Risk Management, and Personnel Committees

Professional history: he has served as President and CEO at Itaú Unibanco S.A. since April 1994 and as General Manager from 1990 to 1994. He has been the Vice President of the Institute of International Finance since September 2003, a Member of the Board of the International Monetary Conference a Member of the International Advisory Committee of The Federal Reserve Bank of New York a Member of the International Advisory Committee of the NYSE since April 2005, and a Member of the China Development Forum since 2010. He was the President of the National Federation of Banks (FENABAN) and of the Brazilian Federation of Banks (FEBRABAN) from April 1997 to March 2001 and member of the Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS from March 2002 to January 2003.

Education: bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (USP) and master’s degree in science engineering from Stanford University

Annual Report 2013	A-120

Alfredo Egydio Setubal Age: 55 Current position: member of the Board of Directors since 2007, Executive Vice President and Investor Relations Officer since 2003

Term of office: for his positions as Board Member, until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office; for his position as Executive Vice President and Investor Relation Officer, until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Vice Chairman of the Board of Directors of Itaúsa since 2008

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Disclosure and Trading and Nomination and Corporate Governance Committees

Professional history: he has served as Executive Vice President at Itaú Unibanco S.A. since March 1996 and was Investor Relations Officer from 1995 to 2003. He served as Executive Officer from 1993 to 1996 and Managing Officer between 1988 and 1993. He has been a Member of the Board of Directors of the Securities Dealers’ Association (ADEVAL) since 1993, BM&FBovespa (formerly Bovespa) since 1996 and of the Brazilian Association of Publicly Held companies (Abrasca) since 1999. He was Chairman of the Board of Directors of the Brazilian Institute of Investor Relations (IBRI) from 2000 to 2003 and Member of the Board of Directors from 1999 to 2000 and 2004 to 2009. He was a Member of the National Association of Investment Banks (ANBID) (now Brazilian Financial and Capital Markets Association – Anbima) from 1994 to August 2003 and its President from August 2003 to August 2008, and Member of the Board of Directors of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia – CBLC), from 1998 to 2003.

Education: bachelor’s and postgraduate degrees in business administration from Getulio Vargas Foundation (FGV)

Other positions: he has served as Financial Officer for the São Paulo Museum of Modern Art (MAM) since 1992.

Annual Report 2013	A-121

Candido Botelho Bracher Age: 55 Current position: member of the Board of Directors since November 2008 and Executive Vice President since May 2005

Term of office: for his position as Board Member, until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office; for his position as Executive Vice President, until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: member of the Board of Directors of Banco Itaú BBA S.A. since February 2003 and CEO since April 2005

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: member of the Board of Directors of the São Paulo Stock Exchange – BM&FBovespa S.A. and member of the Board of Directors of Pão de Açúcar – Cia. Brasileira de Distribuição

Member of the following Committees: Capital and Risk Management and Personnel Committees

Professional history: he was Managing Vice President of Banco Itaú BBA S.A. from February 2003 to April 2005 where he was responsible for the Commercial, Capital Markets and Human Resources Policies units. He served as an officer at Banco Itaú BBA Creditanstalt S.A. from 1988 to 2003.

Education: bachelor’s degree in business administration from the São Paulo Business Administration School of the Getulio Vargas Foundation (FGV)

Annual Report 2013	A-122

Demosthenes Madureira de Pinho Neto Age: 53 Current position: member of the Board of Directors since April 2012

Term of office: until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Capital and Risk Management and Nomination and Corporate Governance Committees

Professional history: he served as Executive Officer of Itaú Unibanco S.A. from December 2008 to April 2011, Executive Vice President at Itaú BBA S.A. from November 2008 to April 2009, Vice Chairman at Unibanco – União de Bancos Brasileiros S.A. from July 2005 to April 2011 and Executive Officer at Unibanco Asset Management from August 2002 to July 2005. He was Vice President of the National Association of Investment Banks (ANBID) from 2000 to 2003, Executive Officer at Dresdner Asset Management from November 1999 to 2002, Director of Foreign Affairs at the Central Bank from 1997 to 1999 and General Monetary and Financial Policy Coordinator for the Ministry of Finance.

Education: bachelor’s and master’s degrees in economics from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and postgraduate degree in economics from the University of California in Berkeley

Annual Report 2013	A-123

Gustavo Jorge Laboissiere Loyola Age: 61 Current position: member of the Board of Directors since April 2006 and Chairman of the Audit Committee since September 2008

Term of office: for his position as Board Member, until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office; for his position as member of the Audit Committee, until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Capital and Risk Management and Related Parties Committees

Professional history: he was President of our Fiscal Council from March 2003 to April 2006. He has been a Partner at Tendências Consultoria Integrada S/S Ltda. and Tendências Conhecimento Assessoria Econômica Ltda. He has also been a Managing Partner at Gustavo Loyola Consultoria S/C since February 1998. He served as governor of the Central Bank from November 1992 to March 1993 and from June 1995 to August 1997 and as deputy governor for Financial System Regulations and Organization of the National Financial System at the Central Bank from March 1990 to November 1992.

Education: bachelor’s degree in economics from the University of Brasília and postgraduate degree in economics from the Getulio Vargas Foundation (FGV)

Annual Report 2013	A-124

Henri Penchas Age: 67 Current position: member of the Board of Directors since November 2002

Term of office: until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Executive Vice President of Itaúsa since April 2009 and Investor Relations Officer since 1995. He has served as a Member of the Board of Directors of Banco Itaú BBA S.A. since February 2003

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Compensation, Strategy, and Nomination and Corporate Governance Committees

Professional history: he served as Senior Vice President from April 1997 to April 2008; Executive Vice President from April 1993 to March 1997; Executive Director responsible for financial controls of Itaú Unibanco S.A. from 1988 to 1993. He was an executive officer of Itaúsa from December 1984 to April 2008. He has served as a Member of the Board of Directors and Member of the Audit and Risk Management Committee of Duratex S.A. since April 2013 and as a Member of the Board of Directors of Elekeiroz S.A. since April 2013. He has been a Member of the Board of Directors, CEO and Member of the Disclosure Committee of Itautec S.A. – Itautec Group since April 2013. He served as Vice Chairman of the Board of Directors of Banco Itaú BBA S.A. from February 2003 to April 2008.

Education: bachelor’s degree in mechanical engineering from Mackenzie University and postgraduate degree in finance from the Getulio Vargas Foundation (FGV)

Annual Report 2013	A-125

Israel Vainboim Age: 69 Current position: member of the Board of Directors since November 2008

Term of office: until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Compensation, Strategy, and Nomination and Corporate Governance Committees

Professional history: he was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. from 1988 to 2009 and CEO of Unibanco Holdings S.A. from 1994 to 2007, having acted as Chairman of the Board of Directors from 2007 to 2009. He served as CEO of União de Bancos Brasileiros S.A. (Unibanco) from 1988 to August 1992, Managing Vice President from 1978 to 1988 and was responsible for the back office of the Unibanco Group from 1973 to 1977.

Education: bachelor’s degree in mechanical engineering from the Federal University of Rio de Janeiro (UFRJ) and MBA from Stanford University

Annual Report 2013	A-126

Nildemar Secches Age: 65 Current position: member of the Board of Directors since April 2012

Term of office: until the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: Chairman of the Board of Directors of Brasil Foods (BRF) since April 2007, Vice Chairman of the Board of Directors of WEG S.A. since 1998, Vice Chairman of the Board of Directors of Iochpe-Maxion since 2004, Member of the Board of Directors of Suzano Papel e Celulose since May 2008 and of Ultrapar S.A. since April 2002

Member of the following Committees: Strategy, Related Parties, and Personnel Committees

Professional history: he was the CEO of Perdigão S.A. from January 1995 to October 2008. He was also the General Corporate Officer of the Iochpe-Maxion Group from 1990 to 1994. He served as a Director of the National Economic and Social Development Bank (BNDES) from 1987 to 1990.

Education: bachelor’s degree in mechanical engineering from the University of São Paulo (USP), in São Carlos, postgraduate degree in finance from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and postgraduate degree in economics from Unicamp, in Campinas

Other positions: he served as President of the Association of Chicken Producers and Exporters from 2001 to 2003.

Annual Report 2013	A-127

Pedro Luiz Bodin de Moraes Age: 57 Current position: member of the Board of Directors since November 2008

Term of office: until the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Compensation, Related Parties, and Capital and Risk Management Committees

Professional history: he served as a Member of the Board of Directors at Unibanco – União de Bancos Brasileiros S.A. from April 2003 to August 2009. He was an Officer and Partner at Banco Icatu S.A. from 1993 to 2002 and an Officer from 2002 to 2003. He has been a Partner at Icatu Holding S.A. since 2003. He served as Monetary Policy Director of the Central Bank from 1991 to 1992 and Director of the National Economic and Social Development Bank (BNDES) from 1990 to 1991.

Education: bachelor’s and master’s degrees in economics from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio), postgraduate degree in economics from the Massachusetts Institute of Technology (MIT)

Annual Report 2013	A-128

Ricardo Villela Marino Age: 39 Current position: member of the Board of Directors since April 2008

Term of office: until the date the directors elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: alternate Member of the Board of Directors of Itaúsa since April 2011 and Executive Vice President of Itaú Unibanco S.A. since September 2009

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Strategy and Personnel Committees

Professional history: he served as our Senior Managing Officer from May 2005 to August 2006, Managing Officer from April 2004 to April 2005, Head of the derivatives dealing desk from 2003 to 2004 and Head of business intelligence from 2002 to 2003. He has served as an Alternate Member of the Board of Directors of Itaúsa since April 2011 and as an Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) from 2008 to 2010.

Education: bachelor’s degree in mechanical engineering from the Polytechnic School of the University of São Paulo and master’s degree in business administration from MIT Sloan School of Management, Cambridge, USA

Annual Report 2013	A-129

Board of Officers

Caio Ibrahim David Age: 45 Current position: Executive Officer since May 2010

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Managing Vice President of Itaú Unibanco S.A. since April 2013

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Disclosure and Trading Committee

Professional history: he joined Itaú Unibanco S.A. in 1987 as a trainee, having worked in the controller’s and market and liquidity risk control departments. He was an executive officer of Itaú BBA from April 2008 to July 2010. He has served as a Member of the Board of Directors and CEO of Investimentos Bemge S.A. since October 2010 and as a Member of the Board of Directors of Dibens Leasing S.A. – Arrendamento Mercantil since April 2010. He also served as Executive Officer of Itauseg Participações S.A. (a BM&FBovespa-listed company until November 2012), from April 2010 until its delisting. He served as Vice Chairman of the Board of Directors of Redecard S.A. from May 2010 to December 2012. He worked as an associate at Bankers Trust in New York in the Global Risk Management unit in 1998.

Education: bachelor’s degree in engineering from Mackenzie University (1986-1990), postgraduate degree in economics and finance (1992-1993) from the University of São Paulo (USP), master’s degree in controllership from the University of São Paulo (USP) (1994-1997), and MBA from the New York University (1997-1999) with specialization in finance, accounting and international business

Annual Report 2013	A-130

Claudia Politanski Age: 43 Current position: Executive Officer since November 2008

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Executive Officer from April 2009 to April 2013 and Executive Vice President, since April 2013, at Itaú Unibanco S.A. She is currently responsible for our legal division and serves as general legal counsel.

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Disclosure and Trading Committee

Professional history: she joined União de Bancos Brasileiros S.A. (Unibanco) in 1991 and was elected Executive Officer in March 2007. Officer from January 2005 to February 2007 and Deputy Director from June 2001 to December 2004.

Education: bachelor’s degree in law from the University of São Paulo (USP), Master of Laws (LLM) from the University of Virginia and MBA from Dom Cabral Foundation, in Minas Gerais.

Annual Report 2013	A-131

Eduardo Mazzilli de Vassimon Age: 55 Current position: Executive Officer since January 2013

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Managing Vice President of Itaú Unibanco S.A. since January 2013 and member of the Board of Directors of Banco Itaú BBA S.A. since April 2003

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he has been a Member of the Board of Directors of Banco Itaú BBA S.A. since April 2003. He also served as Managing Vice President from April 2003 to December 2008, and was responsible for the international, financial institutions, products, client desk and treasury departments. He has served as General Manager of Itaú Unibanco from 1980 to 1990. He served as Vice Chairman of the Board of Directors at Investimentos Bemge S.A. since February 2013. He worked at Banco BBA-Creditanstalt S.A. as Deputy Foreign Exchange Director from 1990 to 1991 and as International Unit Director from 1992 to 2003.

Education: bachelor’s degree in economics from the School of Economics of the University of São Paulo (USP) (1980) and in business administration from Getulio Vargas Foundation (FGV) (1980). Master’s degrees from the São Paulo Business Administration School of the Getulio Vargas Foundation (FGV) (1982) and from École dês Hautes Études Commerciales, in France (1982).

Annual Report 2013	A-132

Ricardo Baldin Age: 59 Current position: Executive Officer since April 2009

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: member of the Audit Committee of Porto Seguro S.A. since October 2011

Member of the following Committees: no

Professional history: he was an Executive Officer at Itaú Unibanco S.A. from April 2009 to April 2011. In 1997, he was hired as a trainee by PricewaterhouseCoopers where he was a partner for 18 years. As an independent auditor, he was the partner responsible for financial institutions. He was also the partner responsible for the financial institutions group of PricewaterhouseCoopers in South America, where he was responsible for the coordination of many projects in the region, including the assessment of the Ecuadorian financial system. He was the Director of the National Association of Financial, Business Administration and Accounting Executives (ANEFAC) and he was also responsible for the financial institutions group of the Institute of Independent Auditors of Brazil (Ibracon).

Education: bachelor’s degree in Accounting from Vale do Rio dos Sinos University, São Leopoldo, state of Rio Grande do Sul (1978) and continued education certificates in management and finance from the Dom Cabral Foundation and Getulio Vargas Foundation (FGV)

Annual Report 2013	A-133

Alexsandro Broedel Lopes Age: 39 Current position: Officer since May 2012

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Officer at Itaú Unibanco S.A. since May 2012

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he has been an Officer at Investimentos Bemge S.A. since June 2012 and an Executive Officer since June 2012 and an Officer at Dibens Leasing S.A. – Arrendamento Mercantil since April 2013. He has been a Full Professor of Accounting and Finance at the University of São Paulo (USP) since 2002, teaching in undergraduate, master’s and postgraduate level courses in the finance and accounting fields. He served as a Commissioner at the Brazilian Securities Commission (CVM) from 2010 to 2012. He is a member of the Standards Advisory Council and of the IFRS Foundation Education Advisory Group.

Education: Ph.D. in accounting and finance – Manchester Business School (2008); postgraduate degree in controllership and accounting – University of São Paulo (USP) (2001); bachelor’s degree in accounting – University of São Paulo (USP) (1997); bachelor’s degree in Law – University of São Paulo (USP) (2012). He was also awarded the Prêmio Unibanco de Desempenho Universitário (Unibanco Award for University Performance) and the Prêmio Prof. Ari Toríbio de Melhor Trabalho de Conclusão de Curso (Prof. Ari Toríbio Award for the Best Course Final Paper).

Annual Report 2013	A-134

Ana Tereza de Lima e Silva Prandini Age: 35 Current position: Officer since April 2012

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: she served as an Executive Officer at Dibens Leasing S.A. – Arrendamento Mercantil from April 2012 to January 2014. She held many administrative positions in risk control and credit risk units within Itaú Unibanco Holding S.A. from 2008 to 2012. She was the Manager of the Treasury and Liquidity & Exposure to Interest Rates (Banking Portfolio) groups of Banco Citibank S.A. from 2006 to 2008 and Risk Control Supervisor and Treasury Analyst at Banco Itaú S.A. from 2001 to 2005. She worked as a trainee and civil engineer at Figueiredo Ferraz Engenharia de Projetos from 2000 to 2001.

Education: bachelor’s degree in civil engineering from Unicamp, in Campinas (1996-2000); MBA in market finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), in São Paulo (2002-2003); monitoring risk and financial derivatives markets from IBMEC, in São Paulo (2004-2005); scholarship student at the Research Support Foundation of the State of São Paulo (FAPESP).

Annual Report 2013	A-135

Eduardo Hiroyuki Miyaki Age: 41 Current position: Officer since April 2011

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Officer at Itaú Unibanco S.A. from April 2010 to August 2011

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. from 1996 to 2003. He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units from 2003 to 2004. He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units from 2005 to 2010.

Education: bachelor’s degree in civil engineering from the University of São Paulo (USP) and postgraduate degree in sanitation from Gunma University, in Japan. He also has a postgraduate degree in business administration from the Getulio Vargas Foundation (FGV). He has an MBA degree in finance and foreign affairs from the New York University, Leonard Stern School of Business.

Annual Report 2013	A-136

Emerson Macedo Bortoloto Age: 36 Current position: Officer since September 2011

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he joined the Itaú Unibanco Group in July 2003, holding positions in the Internal Audit Department. Since November 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to auditing projects and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting at Itaú Unibanco S.A. He also worked at Ernst & Young Auditores Independentes from May 2001 to June 2003. He worked at Banco Bandeirantes S.A. from 1992 to 2001 and was responsible for performing IT and operational process audits.

Education: bachelor’s degree in data processing technology from Tibiriça Integrated Schools and postgraduate degree in audit and consultancy in information security from Associated Schools of São Paulo (FASP). In 2004, he obtained the CISA certification issued by ISACA. He has an MBA degree in Internal Audit from the Institute Foundation of Accounting, Actuarial and Financial Research (FIPECAFI).

Annual Report 2013	A-137

Robert George Stribling Age: 60 Current position: Officer since July 2012

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he was Group Risk Officer at Suncorp Group Ltd. from 2010 to 2012. Before that, he was National Manager at the National Australia Bank in China from 2007 to 2008 and Risk Officer at the National Australia Bank in Australia from 2005 to 2007. He was Operational Officer and Market Risk Chief at the ANZ Banking Group from 2001 to 2005.

Education: bachelor’s degree in human relations & organizational behavior from the University of San Francisco and postgraduate degree in banking

Annual Report 2013	A-138

Rodrigo Luis Rosa Couto Age: 38 Current position: Officer since December 2011

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Officer at Itaú Unibanco S.A. since November 2011

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he joined us in 2008, holding a position in the corporate risk management sector. He has been an Officer at Dibens Leasing S.A. – Arrendamento Mercantil since April 2013. Before that, he was an associate at McKinsey & Company from September 2005 to February 2008. He also worked as an Inspector at the Central Bank from 1998 to 2003.

Education: bachelor’s degree in business administration with an emphasis on finance from the Federal University of Rio Grande do Sul (1993-1997) and MBA, finance major, from the Wharton School of the University of Pennsylvania (2003-2005)

Annual Report 2013	A-139

Rogério Paulo Calderón Peres Age: 51 Current position: Officer since April 2011

Term of office: until the date the officers elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: Officer at Itaú Unibanco S.A. since April 2009

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: Disclosure and Trading Committee

Professional history: he has been Managing Vice President at Investimentos Bemge S.A. since June 2012 and Chairman of the Board of Directors since April 2013. He has been an Officer at Dibens Leasing S.A. – Arrendamento Mercantil since April 2013. He was an Executive Officer at Unibanco – União de Bancos Brasileiros S.A. from 2007 to 2009. He was a Member of the Board of Directors of Fosfertil, Ultrafertil and Fertifos and a Member of the Audit Committee of the Bunge Foundation, Bungeprev and Fosfertil. He was Executive Vice President of the Bunge Group – Bunge Brasil S.A. from 2003 to 2006.

Education: bachelor’s degree in business administration from the Fundação Getulio Vargas (FGV), and in accounting from the Fundação Paulo Eiró. He has completed a postgraduate course from the e-business education series from Darden Graduate School of Business Administration of the University of Virginia. He also attended courses at the Summer Executive Business School at the University of Western Ontario Canada, the Center for Executive Development Faculty of Princeton University, Management of Continuing Education and Training Professionals in Arundel, England, and Executive Business Development at the Getulio Vargas Foundation (FGV).

Annual Report 2013	A-140

Fiscal Council

Alberto Sozin Furuguem Age: 70 Current position: member of the Fiscal Council since April 2006

Term of office: until the date those elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he worked at the Central Bank as an Economist and Head of the Economic Department (1981-1983), Officer (1985), Regional Delegate in São Paulo (1991-1992) and Clerk (1963-1966). He also worked at the Ministry of Finance as Minister Mário Henrique Simonsen’s Assistant and at the Government of the State of Rio de Janeiro as a Development Bank Officer (1975-1979) and Central Bank Officer (1985).

Education: graduated in economics, with a postgraduate degree from the Getulio Vargas Foundation

Other positions: no

Annual Report 2013	A-141

Iran Siqueira Lima Age: 69 Current position: member of the Fiscal Council since March 2003

Term of office: until the date those elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he worked at the Central Bank holding various positions from 1967 to 1993, including: Deputy Head of the Capital Markets Inspection Department (1976-1979), Head of the Capital Markets Department (1979-1984), Officer of the Capital Markets Department (1984), Officer of the Inspection Department (1985) and Regional Delegate in São Paulo, State of São Paulo (1991 and 1993). In 1986, he took a leave of absence from the Central Bank and served as Officer of the Capital Markets Department at Banco da Cidade S.A. In that same period (1986-1988), he founded a consulting firm in the capital markets field, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Brazilian federal government to work as Secretary of Budget and Control of Government Companies (SEST) (1988-1990). From May 1991 to December 1992, he was Economic and Finance Officer at Telebrás – Telecomunicações Brasileiras S.A. and was a Member of the Board of Directors of the National Economic and Social Development Bank (BNDES), of Telesp – Telecomunicações de São Paulo and of Telebrás – Telecomunicações Brasileiras S.A. Since 1972, he has been teaching courses related to accounting and finance in the following universities: Association of Unified Education of the Federal District (AEUDF), University of Brasília (UnB), University of São Paulo (USP), and the MBA courses of the Institute Foundation of Accounting, Actuarial and Financial Research (FIPECAFI).

Education: bachelor’s degree in economics from the University of the State of Rio de Janeiro (UERJ) (1969) and bachelor’s degree in accounting from the Association of Unified Education of the Federal District (AEUDF) (1973), postgraduate degree in economics engineering and industrial administration from Candido Mendes University (1971) and master’s and postgraduate degrees in accounting and controllership from the University of São Paulo (USP – 1976 and 1998, respectively).

Annual Report 2013	A-142

Luiz Alberto de Castro Falleiros Age: 56 Current position: member of the Fiscal Council since April 2012

Term of office: until the date those elected at the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he has been a member of the Board of Directors and Coordinator of the Audit Committee at Tiradentes University since January 2009, a Consulting Advisor at Perfipar since October 2011, a member of the Fiscal Council at Total Agroindústria Canavieira since August 2011, an alternate member of the Fiscal Council at AES Tiete, Tupy S.A. and the Energy and Environment Institute since April 2010. He was a member of the Fiscal Council at Banco Indusval from April 2010 to April 2012. Additionally, he was General Manager at Banco Alfa de Investimento S.A. from May 1998 to February 2000, Superintendent of Market Relations at Companhia de Saneamento Básico do Estado de São Paulo (SABESP) from May 1997 to April 1998, Deputy Investment and Underwriting Officer at Banco ABC – Roma S.A. from September 1991 to June 1996, Underwriting and Investment Analysis Manager at Banco Multiplic S.A. from May 1986 to September 1991, and Analysis Coordinator at Cia. Suzano de Papel e Celulose from October 1984 to April 1986. Since April 2000, he has been a Partner at FASCE Assessoria e Consultoria Empresarial S/C Ltda.

Education: bachelor’s degree in economics from Unicamp, in Campinas (1978) and MBA in Finance from the Schools of Campinas (FACAMP – 2004)

Annual Report 2013	A-143

Audit Committee

Alkimar Ribeiro Moura Age: 72 Current position: member of the Audit Committee since May 2010

Term of office: until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he was an Independent Member of the Supervision Board of the São Paulo Stock Exchange – BM&FBovespa S.A. from October 2007 to September 2010, a Member of the Board of Directors of Banco Nossa Caixa S.A. from May 2006 to February 2007, CEO of Banco do Brasil S.A. from April 2001 to January 2003 and Vice President of Finance and Capital Markets of Banco do Brasil S.A. from April 2001 to January 2003. He was as a member of the Board of Directors of Cia. Brasil de Seguros from May 2001 to February 2003 and of Banco Bandeirantes S.A. from May 1999 to December 2000. He was Deputy Governor for Financial System Regulations and Organization of the National Financial System at the Central Bank from February 1996 to September 1997.

Education: bachelor’s degree in economics from the Federal University of Minas Gerais and master of arts degree from the University of California, in Berkeley, and Ph.D. in applied economics from Stanford University.

Other positions: he has been a Professor of economics at the São Paulo Business Administration School of the Getulio Vargas Foundation (FGV) since August 1969.

Annual Report 2013	A-144

Eduardo Augusto de Almeida Guimarães Age: 67 Current position: member of the Audit Committee since December 2008

Term of office: until December 31, 2013

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he was CEO of Banco do Estado de São Paulo – Banespa from 1999 to 2000, CEO of Banco do Brasil S.A. from 2001 to 2003, a Member of the Board of Directors of Fertibrás S.A. from 2005 to 2007 and a Member of the Audit Committee of Globex – Utilidades Domésticas S.A. from 2008 to 2009 and Member of the Audit Committee of Unibanco – União de Bancos Brasileiros S.A. from April 2004 to December 2008. He was President of the Brazilian Institute Foundation of Geography and Statistics (IBGE) from 1990 to 1992 and Secretary of the National Treasury of the Ministry of Finance from 1996 to 1999. He has also held various academic positions, such as Full Professor of the Institute of Economics of the Federal University of Rio de Janeiro (UFRJ), Professor of the Department of Economics of the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and Professor of the School of Economics and Business Administration of the Fluminense Federal University.

Education: bachelor’s degree in civil engineering and economics. He has a master’s degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and Ph.D. in economics from the University of London.

Annual Report 2013	A-145

Geraldo Travaglia Filho Age: 62 Current position: member of the Audit Committee since January 2013

Term of office: until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he served as Executive Officer of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. from November 2008 to April 2009 and Executive Officer at Banco Itaú BBA S.A. from November 2008 to January 2010 and as Financial Executive Officer of Redecard S.A. from May 2009 to April 2010. He served as Corporate Vice President at União de Bancos Brasileiros S.A. (Unibanco) from April 2004 to April 2009.

Education: bachelor’s degree in business administration from the University of São Paulo (USP) and specialization in bank management from the Wharton School of the University of Pennsylvania

Annual Report 2013	A-146

Guy Almeida de Andrade Age: 59 Current position: member of the Audit Committee since December 2008

Term of office: until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: he served as a member of the Audit Committee of Unibanco – União de Bancos Brasileiros S.A. from April 2004 to December 2008. He started his career in 1974 and has worked since 1982 as a partner at Magalhães Andrade S/S Auditores Independentes. Until December 2014, he will hold the position of Chairman of the Board of Directors of the Institute of Independent Auditors of Brazil (Ibracon), where he also was a Member of the Board of Directors from 2009 to 2011 and President of the National Board from 2002 to 2004. He served at the International Federation of Accountants (IFAC) as a Member of the Nominating Committee from 2007 to 2010, Chairman of the Audit Committee from 2003 to 2006 and Member of the Board of Directors in 2000, a position he held again from 2003 to November 2006. He was an Alternate Officer from Brazil of the Inter-American Association of Accounting from 1999 to 2003.

Education: bachelor’s degree in Accounting from the School of Economics and Business Administration of the University of São Paulo (FEA/USP) and bachelor’s degree in Business Administration from Mackenzie University

Annual Report 2013	A-147

Luiz Alberto Fiore Age: 62 Current position: member of the Audit Committee since February 2012

Term of office: until the date those elected at the first Board of Directors meeting after the Annual Shareholders’ Meeting of 2014 take office

Other positions within the Itaú Unibanco Group: no

Other positions in publicly held companies that are not part of the Itaú Unibanco Group: no

Member of the following Committees: no

Professional history: in 1973, he joined Deloitte Touche Tohmatsu, where was a partner in the External Audit and Corporate Finance Departments from 1985 to 2010. He was also a Member of the Board of Officers and Board of Directors of Deloitte Brazil from 1987 to 2008 and a Member of the International Board of Deloitte Corporate Finance from 1998 to 2005. He was an Independent Auditor at PricewaterhouseCoopers from 1971 to 1973.

Education: bachelor’s degree in business administration from the Pontifical Catholic University of São Paulo (ESAN-PUC-SP) in and bachelor’s degree in accounting from Mackenzie University.

Other positions: he has worked as a Consultant at São Judas University since 2010.

Annual Report 2013	A-148

Directors’ and Senior Management’s compensation

Our compensation policy is built upon our principles and practices and is intended to better align the interests of our shareholders and our Management. Regarding variable compensation, the purpose of our compensation policy is to attract, retain and reward Management achievements. Our compensation policy also intends to stimulate the adoption of prudent levels of risk exposure in the short, medium and long term.

Accordingly, our compensation policy sets forth that of the total aggregate variable compensation paid to Management members, at least 50% must be paid in shares or share-based instruments, and at least 50% must be deferred for future payment in a minimum period of three years. Deferred and unpaid portions may be proportionally retained due to a significant reduction of realized recurring net income or negative result for the current period.

We have established a profit sharing plan for our Management and the plan and its rules have been approved by our Board of Directors. Under the terms of such plan, each beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The final amount of the payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants, which depends on our level of return on shareholders’ equity.

Our governance structure for the establishment of compensation sets forth clear and transparent processes, and is overseen by the Compensation Committee which reports to our Board of Directors. Its responsibilities comprise the formulation of our compensation policy, which must be submitted to the approval and annual review of the Board of Directors, among others. Additionally, our Compensation Committee acts as an important intermediate with the Central Bank, increasing the accuracy and transparency of information provided to this regulatory body. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/CompensationCommittee.pdf?title=Compensation 20Committee 20Internal 20Charter, for further information.

Annual Report 2013	A-149

The maximum amounts to be paid to Management are proposed by the Board of Directors and approved at our Annual General Shareholders’ Meeting. For 2013, an aggregate compensation amount of R$140.5 million was approved for management members, of which up to R$15.5 million was for directors and up to R$125 million for officers.

Additionally, for 2013, our Annual General Shareholders’ Meeting approved an individual monthly fixed compensation of R$15,000 for the members of our fiscal council and R$6,000 for their alternates.

In 2013, we recorded expenses for Management compensation and the stock option plan of the Itaú Unibanco Group in the amount of approximately R$706.8 million. Such amount includes fees in the approximate amount of R$278.6 million, profit sharing of approximately R$258.9 million and contributions to pension plans of approximately R$3.2 million. In addition, management received benefits, such as health and dental care, which totaled R$3.0 million.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 – Related Parties – (b) Compensation of the Key Management Personnel, for further details.

Our compensation policy is in conformity with the guidelines of Brazilian regulation.

Please refer to section Our Risk Management, item Regulatory Environment,

Compensation of Directors and Officers of Financial Institutions, for further information.

Brazilian legislation does not require the disclosure of individual compensation of our management, except for the highest and lowest amount received, and it is not necessary to identify those individuals. The Brazilian Institute of Financial Executives of Rio de Janeiro (Instituto Brasileiro de Executivos de Finanças – IBEF Rio de Janeiro) filed, on behalf of its members, a lawsuit challenging the legality of this disclosure requirement, and an injunction was granted to suspend such requirement. We do not intend to make this disclosure until the matter is finally determined.

Annual Report 2013	A-150

Our Compensation Policy provides for post-employment benefits for our directors and officers, including medical benefits such as health plan and annual medical check-up. Except for the benefits established by our Compensation Policy, we do not have service contracts with our directors providing for benefits upon termination of employment.

Long-Term incentive programs

We have a long term incentive program through which employees and management of the Itaú Unibanco Group, or beneficiaries, receive stock options. These options enable employees and Management to share the risk of fluctuation of the price of our preferred shares with other shareholders and is intended to integrate the beneficiaries of our Stock Option Plan into the development process of our group in the medium and long term.

Our Personnel Committee manages the stock option plan, including matters such as strike prices, vesting periods and effectiveness of simple and partner options, in compliance with the rules set forth in the stock option plan.

Options may only be granted to beneficiaries if there is net income sufficient for the distribution of mandatory dividends. Please refer to section Itaú Unibanco Holding, item Information for the Investor, Shareholders’ Payment, for further information on the payment of dividends. Also, to avoid the dilution of shareholders, the sum of shares to be used for compensation of Management and options to be granted each year will not exceed the limit of 0.5% of total shares outstanding at the closing balance sheet date of the same year. In the event the number of shares delivered and options granted is below the 0.5% limit, the difference may be added for purposes of share based compensation or granting of options in any one of the seven subsequent fiscal years.

In 2013, 5,196,008 options were granted pursuant to our stock option plan. On December 31, 2013, we still had 76,062,424 options to be exercised by the beneficiaries, comprising 603 beneficiaries of simple options and 252 beneficiaries of partners’ options.

Please refer to section Performance, Item Consolidated Financial Statements (IFRS), Note 22 – Stock Option Plan.

Annual Report 2013	A-151

Risk factors

This section addresses the risks we consider relevant for our business and for investment in our securities. Should any of these events occur, our business and financial condition, as well as the value of the investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this document.

Other risks that we currently deem irrelevant or are not aware of may give rise to effects similar to those mentioned above should they actually occur.

Macroeconomic risks	Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business may affect us.

Despite Brazil’s high economic growth in recent years, growth rates began to slow down in 2011. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure (risks of potential energy shortages, deficiencies in the transportation sector, among others) and lack of qualified professionals, which contribute to reduce the country’s productivity and efficiency levels. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us.

Annual Report 2013	A-153

In addition, changes in the Brazilian government’s structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

Inflation and fluctuations in interest rates may have a material adverse effect on us.

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC interest rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs.

In addition, increases in the SELIC interest rate could reduce demand for credit, increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank intervenes in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Annual Report 2013	A-154

Instability in foreign exchange rates may have a material adverse effect on us, since a potential depreciation of the Brazilian real could have adverse effects on our business, including (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies, and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. For further information on how the effects of these variables may affect us, please see “The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses” below.

An expansionist fiscal policy may affect us.

An excessively expansionist fiscal policy, combined with increased intervention by the Brazilian government in the economy, could generate a loss of confidence of local and foreign investors. Less credibility could lead to the downgrading of the Brazilian sovereign debt, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting us.

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy, and, consequently, us.

The economic and market conditions of other countries, including the U.S., countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil to varying degrees. Crises in these countries may decrease investors’interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by movements of aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

Annual Report 2013	A-155

Global financial crises of recent years have reduced the capacity of a number of global financial institutions to lend funds and generated losses. In addition, the downgrade of credit and debt securities ratings and uncertainty regarding the solvency of certain financial institutions and of the financial services industry in general have led to liquidity problems in the market as a whole and could have led to losses, default or bankruptcy of additional financial institutions.

The disruptions and volatility in the global financial markets caused by the recent global financial crises have brought significant consequences to Brazil and to other countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility resulted in a slowdown in the credit market and the economy, which, in turn, increased unemployment rates and reduced the purchasing power of consumers. Global financial crises may affect in a material and adverse way the market price of securities of Brazilian issuers and have a material adverse effect on us. Additionally, as we primarily lend to Brazilian borrowers, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase of the risk associated with our lending activity, which may force us to review our risk management and loan loss reserve models.

Continuing or increased disruption or volatility in the global financial markets, or even the deterioration of the economic conditions of certain countries, could lead to other negative effects on the financial and economic environment in Brazil and other countries in which we operate, which could have a material adverse effect on us, in addition to those mentioned above.

Please refer to section Context, item Macroeconomic Context, Global and Brazilian Context for further details about data and economic indicators.

Legal and regulatory risks	Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us.

Other changes, including with respect to restrictions on remittances abroad and other exchange controls, may also have a material effect on us.

In addition, the interpretation of the law by courts and agencies in a manner that differs from our legal advisors’ opinions may have a material impact on us.

Annual Report 2013	A-156

Financial crises may also cause the Brazilian government to change laws and regulations applicable to Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms to prevent the recurrence of similar crises, including the Basel III framework, which increased minimum regulatory capital requirements. Please refer to section Our risk management, item Regulatory Environment, Basel III Framework for further details about regulatory capital requirements. Based on our current regulatory capital ratios, as well as our assumptions on expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully assessed, we may need to reassess our funding strategy for regulatory capital.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could adversely affect us, including by making the collection of amounts from insolvent individual borrowers more difficult.

We also have operations in countries outside of Brazil, including Argentina, Chile, Colombia, Paraguay, Portugal, United Kingdom, Uruguay and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and related regulations, may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits. Increases in such level reduce our liquidity to grant loans and make other investments and, as a result, may have a material adverse effect on us.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For regulation or supervision purposes, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated

Annual Report 2013	A-157

capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us.

If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, credits of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Tax reforms may have a material adverse impact on us.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates or their calculation basis, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability, and thus have a material effect on us.

Holders of our shares and ADSs may not receive any dividends.

According to our Bylaws, we are obligated to pay our shareholders at least 25% of our annual adjusted net income, which may differ significantly from our net income calculated under IFRS. However, this adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our Board of Directors informs our shareholders that such distribution would be incompatible with our financial condition. Therefore, in the occurrence of such event, the holders of our shares and ADSs may not receive any dividends.

Furthermore, due to the implementation of Basel III rules, if financial institutions are not in compliance with the CMN’s capital requirements, the Central Bank may reduce the amount of planned dividends or determine that no dividends will be distributed.

Annual Report 2013	A-158

Please refer to section Itaú Unibanco Holding, item Our profile, Shareholders’ payment and section Our risk management, item Regulatory environment, Basel III framework, Implementation of Basel III in Brazil for further details about the payments for the ADS holders and CMN’s capital requirements.

Risks associated with our business	Market risk factor

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors, which could also have a material adverse effect on us.

We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or may not contribute at all. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Operational risk factor

Failures or defects in our business systems and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business

Annual Report 2013	A-159

may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error and fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, intervention, reimbursements and other indemnity costs, all of which may have a material adverse effect on us.

Competition risk factor

The increasingly competitive environment and recent consolidations in the Brazilian banking industry may have a material adverse effect on our business.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other large Brazilian and international banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the clients’ ability to switch business between financial institutions. Please refer to section Our risk management, item Regulatory environment, Antitrust regulation for further information about the competition on the Brazilian Markets. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

Credit risk factors

Changes in the profile of our business may adversely affect our loan portfolio.

While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in the local economic scenario and, to a lesser extent, in the international scenario, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may have a material adverse impact on us. Furthermore, our historical loan loss experience may not be indicative of our future loan losses.

Annual Report 2013	A-160

For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was subsequently followed by Brazilian families becoming highly indebted, which led the automotive sector to face high nonperforming loan rates, giving rise to loan losses for financial institutions due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediaries. We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect us.

Exposure to the Brazilian federal government debt may adversely affect us.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2013, approximately 15.8% of all our assets and 61.0% of our securities portfolio were comprised of these debt securities. Accordingly, any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, may have a material adverse effect on us.

Underwriting risk factor

Inadequate pricing methodologies for insurance, pension plan and capitalization products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment, including as to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly associated to biometric and economic assumptions, as well as to the actuarial bases used for contribution and provision calculations, may take place.

Annual Report 2013	A-161

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Management risk factors

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as Value at Risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We estimate our allowance for loan losses according to regulatory principles. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Annual Report 2013	A-162

Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, shareholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by a third party, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on us.

Strategy risk factors

Our controlling shareholder has the ability to direct our business.

As of December 31, 2013, IUPAR, our controlling shareholder, directly owned 51.00% of our common shares and 25.54% of our total share capital, having the power to control us, including the power to appoint and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family and the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other shareholders.

Our Board of Directors is currently comprised of 12 members, only four of whom are deemed independent in accordance with our Corporate Governance Policy. Our shareholders do not have the same protections as if the majority of our Board of Directors’ members were independent, since our directors’ interests may not be aligned at all times with the interests of our shareholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other shareholders. To the extent that these and other conflicting interests exist, our shareholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors.

Annual Report 2013	A-163

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian financial sector, we engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may carry out further transactions in the future. However, any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, or the occurrence of unanticipated contingencies. In addition, the expected operating and financial synergies and other benefits from such transactions may not be achieved.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations.

If we are unable to take advantage of business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

Risk and capital management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to shareholders.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;
•	Approval of risk management and control institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies; and
•	Management of our portfolio seeking optimal risk-return ratios.

The purpose of the identification of risks is to map the internal and external risk events that may affect the strategies and goals of our business and support units, with potential impacts on our results, capital, liquidity and reputation.

Risk management processes permeate our entire institution and are aligned with the guidelines of our Board of Directors and senior management which, through the committees described below determine overall risk management objectives by establishing targets and limits applicable to our business units. The control and capital management units, in turn, support our management by means of monitoring procedures and risk and capital analysis.

Annual Report 2013	A-164

Our organizational risk management governance is structured in compliance with regulations in Brazil and abroad and in line with market best practices. Control of our credit, market, operational, liquidity and underwriting risks is performed in a centralized manner by an independent unit, led by a Vice-President reporting to the CEO and to the Board of Directors, in order to ensure that such risks are managed pursuant the Itaú Unibanco Group risk appetite and our existing policies. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite corporate decisions.

We manage proprietary information technology (IT) systems to comply with Central Bank’s capital reserve requirements, as well as for risk measurement, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

In 2013, our risk control unit and our business units worked together to build a new governance in credit modeling, create indicators to identify early delinquency and minimize risks in our information security.

“Additionally, we mapped operational risks of each the business units and those related to their activities, considering the potential risk that each one represents and the quality of the control environment. This matrix gives us a clear direction to focus our efforts”

Eduardo Vassimon, Itaú Unibanco Holding’s Executive Director – Risks Control

Please refer to section Our governance, item Management structure, Board of Directors and Board of Officers for further details about our Board of Directors responsibilities.

Risk and capital governance

The Board of Directors is our highest authority in risk and capital management.

In addition, we established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors. At the executive level, risks are managed by the Superior Committees, which are chaired by our Chief Executive Officer.

Please refer to section Our governance, item Our management structure, Committees of the Board of Directors – Capital and Risk Management Committee – for further details about the responsibilities of this Committee.

Annual Report 2013	A-165

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/RiskandCapitalCommitteeInternal. pdf, for further details.

The following committees are part of our risk management governance structure:

1.	CSNIR and CTAM are chaired by itaú Unibanco Holding’s main executive officer in charge of risk.
2.	CSP and CSEXT report to CSRisc only on risk matters.

Annual Report 2013	A-166

Board Risk and Capital Management Committee (CGRC): supports the Board of Directors in discharging its duties related to our risk and capital management by meeting every two months and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

•	Supervision of our risk and capital management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with regulatory requirements;
•	Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintaining capital compatible with the risks incurred by us;
•	Determination of our minimum expected return on capital for our entire business, as well as monitor performance;
•	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and
•	Promotion and improvement of our risk culture.

Audit Committee: we have a single Audit Committee overseeing all entities within the Itaú Unibanco Group that are either authorized to operate by the Central Bank or supervised by the SUSEP. In accordance with its internal regulation, approved by the Board of Directors, the Audit Committee meets at least quarterly and when our CEO deems necessary and is responsible for supervising the quality and integrity of our financial statements and compliance with legal and regulatory requirements, as well as supervising audit activities (both internal and independent).

Please refer to section Our governance, item Our management structure for further details about the responsibilities of this Committee.

Superior Risk Policies Committee (CSRisc): the CSRisc meets at least every two months and is responsible for:

•	Establishing general risk policies that determine risk manager performance and approval levels for the respective risk managers of the existing risks;
•	Approving the procedures necessary for compliance with our institutional policies and procedures;
•	Approving decisions about taking risks with significant impact on capital and reviewing decisions by other committees within its authority level;

Annual Report 2013	A-167

•	Setting and monitoring limits combined by type of risk;
•	Ensuring consistency of our risk and capital management over time;
•	Monitoring the process for implementing risk and capital management procedures; and
•	Approving risk assessment and capital calculation methodologies.

Superior Institutional Treasury Committee (CSTI): meets every month and its main responsibilities include, within the authority level established by the CSRisc, discussing and deciding on:

•	Exposure limits for market risk and the maximum loss limits of positions (including stress conditions) based on those determined by CSRisc, which may include establishing additional controls and limits, when necessary;
•	Guidelines for the work of, and decision-making authority delegated to, the Institutional Treasury Management Committee (CGTI);
•	Retention periods with respect to our primary types of risks taking into account position amounts and market liquidity;
•	Institutional treasury positions;
•	Risk control models and procedures, including those in addition to those delegated by the CSRisc;
•	Matters and limits related to treasury operational risk;
•	Stop loss policies;
•	Compensation policies (for risk alignment); and
•	Accounting hedge strategies.

Superior Institutional Treasury and Liquidity Committee (CSTIL): meets on a quarterly basis and its main responsibilities include:

•	Controlling the use of liquidity limits;
•	Analyzing the current and future levels of liquidity and taking actions intended to promote prudent and efficient management of our cash flows; and
•	Discussing and deciding, within the authority delegated by the CSRisc, maximum limits for liquidity gap, minimum reserve levels, our policy on funding and investments in the financial market, criteria for transfer pricing of funds applicable to our companies and contingency plans for liquidity.

Annual Report 2013	A-168

Superior Credit Committee (CSC): meets on a weekly basis to discuss our credit risk and is our highest authority on approval of individual credit levels. Its main responsibilities include:

•	Analyzing and deciding on credit proposals that are beyond the authority of the committees reporting to it;
•	Analyzing and deciding on changes to maximum credit authority levels of the committees reporting to it;
•	Analyzing and deciding on credit risk polices of the wholesale bank; and
•	Reviewing transactions that were not unanimously approved at the committees reporting directly to it or that were submitted to the CSC’s appreciation due to a transaction’s relevance or particular characteristics.

Superior Audit and Operational Risk Management Committee (CSAGRO): meets at least on a quarterly basis and seeks to understand the risks associated with our processes and business, defines guidelines for managing operational risks, and assesses the results of our internal control and compliance system. Its responsibilities include:

•	Analyzing audit results with emphasis on matters relating to policies, investments and governance, as well as determining and monitoring related actions;
•	Determining operational risk management guidelines;
•	Monitoring the development of models for loss provisions and capital allocation to operational risk; and
•	Analyzing the results of the activities of our internal controls, operational risks and legal compliance units.

Superior Institutional Risk Policies Committee (CSNIR): meets on a quarterly basis and reviews, validates and approves, within the authority level established by the CSRisc, our risks control and capital management institutional policies.

Model Assessment Technical Committee (CTAM): meets on a monthly basis and assesses risk models, based on the opinion of our independent model validation unit. Its main responsibilities include:

•	Approving models related to risk and price calculation;
•	Approving, suggesting and monitoring the action plans proposed for validated models; and
•	Following-up on the performance of such models in the long term, adjusting them or developing new models as necessary.

Annual Report 2013	A-169

Decisions by the CTAM are subsequently presented to the CSRisc in order to ensure that our senior management members are also informed about such decisions.

Superior Product Committee (CSP): meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes. Its main responsibilities include:

•	Evaluating products, operations, services and processes that are beyond the authority level of the Products Committee, which evaluates our products on an operational level;
•	Ensuring our products, operations, services and processes meet the needs of clients and segments (suitability); and
•	Evaluating products, operations, services and processes that involve risk to our image.

Superior Foreign Units Committee (CSEXT): meets on a quarterly basis, supervises our businesses abroad and is the highest authority for approving initiatives, transactions, services and processes in the markets where we operate outside Brazil. Its main functions include:

•	Ensuring that our business initiatives in our international units comply with Itaú Unibanco Holding’s governance on matters related to accounting, corporate tax, financial and liquidity, risk control, internal control, audit and technology; and
•	Making decisions with respect to initiatives, operations, services and processes that are not addressed by local committees or that involve risks to our image in the markets where we operate outside Brazil.

Risk management	Credit risk

Credit risk is the possibility of losses due to (i) the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms; (ii) the devaluation of the credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty; (iii) the reduction of earnings or remuneration; and (iv) the benefits granted upon renegotiation or the recovery costs.

Our credit risk management structure aims to maintain the quality of our credit portfolio consistent with risk appetite levels for each market segment in which we operate. Our credit risk management institutional policy is approved by our Board of Directors and applicable to all companies and subsidiaries in Brazil and abroad.

Annual Report 2013	A-170

Our credit policy is developed based on internal factors, such as borrower rating criteria, performance and evolution of portfolio, default levels, return rates, and allocated economic capital, and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

Our credit risk management governance is conducted through corporate bodies that report to the Board of Directors or to our executive officers and act primarily by assessing competitive market conditions, setting our credit limits, reviewing control practices and policies and approving actions at different authority levels. The risk communication and reporting process, including the disclosure of institutional policies on credit risk management, is also part of this governance structure.

The credit rating for our wholesale transactions is based on information such as the economic and financial conditions of a potential borrower, its cash-generating capabilities, the economic group to which it belongs and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through our internal approval governance structure.

With respect to our retail transactions (individuals, small and middle-market companies), rating is assigned based on two statistical models: application (in the early stages of our relationship with a customer) and behavior(used for customers with whom we already have a relationship). Decisions are made based on scoring under these models and resulting ratings are continuously monitored by our credit risk independent unit. In some cases, an individual analysis of specific cases may be performed, in which case credit approval is submitted to the applicable authority levels.

We seek to strictly control our credit exposure to clients and counterparties, taking action to remediate occasional situations in which our actual exposure exceeds targeted levels. In the cases where our actual exposure exceeds targeted levels, we may seek enforcement of contractual provisions such as the right to demand early payment or require additional guarantees.

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 36 - Management of Financial Risks for further details about credit risk.

Annual Report 2013	A-171

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, Brazilian inflation indexes, equity and commodity prices, along with various indexes for these risk factors. Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, effective risk management models and related management tools.

Our policies and general market risk management framework are consistent with the principles of CMN regulations. These principles guide our approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

Our market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well as classes of market risk (such as interest rate risk and foreign exchange risk). Daily risk reports, used by the business and control units, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. The key principles underlying our market risk control are as follows:

•	All market risks assumed must be in line with our risk-return objectives;
•	Through disciplined dialogue, senior management is to be kept informed of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be avoided.

Annual Report 2013	A-172

Market risk is controlled by an unit that is independent from our “risk originating” business units and is responsible for performing the daily activities of: (i) risk measurement, and assessment; (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, analysis and tests; (iv) reporting of risk findings to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring the necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured process of communication and information flow that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Risk Policies Committee (CSRisc) after endorsement by the Superior Institutional Treasury Committee (CSTI). The limits range from aggregated risk indicators at the portfolio level to more granular limits at the individual desk level. This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity available to support trading activities and the risk profile of each organizational entity, defined in terms of risk measurement as used within the risk management process. Market risk limits are monitored on a daily basis by our independent Market Risk Control Unit, which reports breaches of limits and discusses them with the relevant committees in accordance with the following procedure:

•	Within one business day, to the management of the relevant business unit;
•	On a weekly basis, to the Risk and Positions Committee, which is composed of our Institutional Treasury Executive Vice President, our Institutional Treasury Executive Officer, the heads of the Trading and Banking units, our Chief Risk Officer and our Director of the Market Risk Control Unit; and
•	On a monthly basis, to the Superior Institutional Treasury Committee (CSTI), which is chaired by our Chief Executive Officer.

Annual Report 2013	A-173

Additionally, our Board of Directors members have established certain limits of tolerance to high-level risks that are specifically applicable to treasury activities. These limits of tolerance are monitored on a daily basis by our independent risk unit, and any breach is reported to the Committees, to the Board of Officers and the Board of Directors in accordance with the procedure mentioned above. Potential breaches are also reported to executive officers through the CSRisc, which meets every two months, and to the Board of Directors members through the CGRC, which meets every two months and reports its activities to all Board of Directors members.

We hedge transactions with clients and proprietary positions, including foreign investments, in order to mitigate risks arising from fluctuations in market risk factors (e.g., prices) and to prevent positions from breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is reviewed, allowing for an ongoing follow up of the hedge effectiveness (retrospectively and prospectively) and of any changes in the accounting process. The accounting and managerial hedging procedures are governed by our internal institutional polices. Our market risk framework categorizes transactions as part of either the Banking Portfolio or the Trading Portfolio, in accordance with general criteria established by the Basel Capital Accords.

The Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or using such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

The Banking Portfolio is predominantly characterized by trades originated from the banking business that are not classified in the trading portfolio and related to the management of our balance sheet. Treasury transactions in the banking portfolio are executed in conjunction with active management of financial risks inherent in our overall balance sheet, and are held without intent to trade in the short term. The banking portfolio may include derivatives. As a general rule, this desk’s portfolios are held without intent of resale and time horizon of medium and long term.

Annual Report 2013	A-174

Market risk exposures that are inherent to many financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts the evaluation of a certain position. The main risk factors measured by us are:

•	Interest rates: the risk of losses from transactions that are subject to interest rate variations;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rate variations;
•	FX rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to variations in inflation linked indexes; and
•	Equities and commodities: the risk of losses from transactions that are subject to equity and commodity price variations.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies potential economic losses based on normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective scenarios);
•	Stop Loss Alert: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain assets or risk factors calculated at market value (MtM – Mark to Market); and
•	Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios.

Annual Report 2013	A-175

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of the underlying assets, implied volatilities, interest rates and time.

Please refer to our Consolidated Financial Statements (IFRS), Note 36 - Management of Financial Risks for further details about Market Risk

VaR – Consolidated Itaú Unibanco Holding

The internal VaR model we use assumes a one-day holding period and a 99.0% confidence level. Volatilities and correlations are estimated based on a volatility-weighing methodology that confers greater weight to the most recent information.

The table below shows the Consolidated Global VaR, comprising our Trading and Banking portfolios, and our subsidiaries abroad Itaú BBA international, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia showing where there are higher concentrations of market risk. We adhered to our policy of operating within low limits in relation to capital and maintained our conservative management and portfolio diversification approach through the period.

Annual Report 2013	A-176

	(in millions of R$)
Global VaR[1]	Average	Minimum	Maximum	December 31, 2013	Average	Minimum	Maximum	December 31, 2012	Average	Minimum	Maximum	December 31, 2011
Group of Risk Factor
Interest Rate	172.4	65.6	416.9	69.1	191.2	71.8	427.6	348.7	100.9	24.6	222.6	104.8
Other Interest Rate	26.2	8.6	76.7	45.2	20.4	7.3	49.6	11.4	29.5	12.6	59.0	23.6
FX Rate	34.5	4.4	70.2	10.4	25.7	4.6	53.9	8.8	19.1	5.2	38.8	18.0
Brazilian Inflation Indexes	76.1	37.3	155.5	65.7	110.3	14.8	325.0	51.2	17.7	2.5	41.6	21.1
Equities and Commodities	29.6	14.0	60.1	20.4	24.2	13.6	43.5	16.8	36.9	17.4	57.1	25.2

Foreign Units
Banco Itaú BBA international	2.4	1.6	4.1	1.9	1.7	0.7	5.1	1.1	2.9	0.4	6.5	1.5
Banco Itaú Argentina	4.0	2.2	7.4	5.7	3.0	1.7	5.6	5.5	4.0	1.6	9.4	3.7
Banco Itaú Chile	5.6	2.1	13.6	2.1	5.5	3.2	9.6	4.4	5.3	1.9	10.3	5.3
Banco Itaú Uruguay	2.8	1.5	8.9	1.7	1.7	0.3	3.4	2.0	0.5	0.2	1.1	0.7
Banco Itaú Paraguay	0.9	0.4	1.8	0.9	0.4	0.2	1.4	1.0	0.6	0.2	1.7	0.2
Banco Itaú BBA Colombia	0.4	0.0	1.3	0.2	-	-	-	-	-	-	-	-

Diversification Effect[1]				(113.0)				(77.1)				(53.4)
Total	224.5	97.9	443.4	110.4	289.7	118.0	601.4	373.7	142.0	74.0	278.5	150.9

1. Reduction of risk due to the combination of all risk factors.

Annual Report 2013	A-177

On December 31, 2013, our average global VaR was R$224.5 million, or 0.27% of our consolidated stockholders’ equity on December 31, 2013, compared to our average global VaR of R$289.7 million on December 31, 2012 or 0.38% of our consolidated stockholders’ equity on December 31, 2012, and to R$142.0 million on December 31, 2011, or 0.19% of our consolidated stockholders’ equity on December 31, 2011. The Total VaR of our foreign units represented less than 1% of our stockholders’ equity on December 31, 2013.

VaR – Institutional Treasury trading portfolio

The Institutional Treasury unit segregates its risk management from the Banking and Trading Portfolios.

We recently enhanced its internal VaR methodology used for the Trading Book, migrating from the “parametric” approach to a “historical simulation” approach. This new approach uses four years of historical market data, performs a full revaluation of all positions, considers both one-day and ten-day holding periods, and reports risk at various confidence levels, including the 99.0% confidence level used under the parametric methodology. The historical simulation methodology is generally recognized to improve risk measurement for nonlinear financial products (such as options), and to more effectively capture both basis risk and statistically unusual (or “fat tail”) events. This new approach calculates VaR on both an unweighted “simple returns” basis and on a “volatility weighted” basis. We are in the process of extending the use of the historical simulation methodology beyond the Trading Book to include all other relevant portfolios that give rise to market risks.

The Trading Portfolio takes positions aiming to optimize risk-weighted results. The Trading Portfolio seeks the best domestic and foreign market opportunities within the pre-established limits and strives to create a well-diversified risk exposure.

Annual Report 2013	A-178

	(in millions of R$)
Trading VaR[1]	Average	Minimum	Maximum	December 31, 2013	Average	Minimum	Maximum	December 31, 2012	Average	Minimum	Maximum	December 31,2011
Group of Risk Factor
Interest Rate	38.2	15.7	104.9	20.1	38.3	12.8	95.4	25.2	31.2	9.5	79.0	18.4
Other Interest Rate	13.7	4.5	31.7	21.7	10.7	4.2	27.2	6.4	11.5	5.5	27.1	7.5
FX Rate	31.8	6.2	68.1	9.4	25.1	4.9	55.6	9.9	20.9	7.7	37.8	22.0
Brazilian Inflation Indexes	12.0	3.1	30.4	21.4	9.4	1.8	22.2	7.1	6.9	0.9	24.5	4.7
Equities and Commodities	19.2	5.8	38.2	13.7	23.3	13.8	41.5	14.8	7.5	1.5	15.1	24.0

Diversification Effect[1]				(56.0)				(38.6)				(22.6)
Total	40.2	17.7	71.7	30.3	54.3	21.3	112.3	24.7	69.1	38.4	125.0	53.9

1. Reduction of risk due to the combination of all risk factors.

Annual Report 2013	A-179

Our total average Trading Portfolio VaR was R$40.2 million on December 31, 2013, compared to R$54.3 million on December 31, 2012 and to R$69.1 million on December 31, 2011.

Sensitivity analyses (trading and banking portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under circumstances.

The sensitivity analyses of the trading and banking portfolios presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures and minimize the possibility of significant losses. In addition, the profit or loss presented does not reflect accounting profit or losses since the analysis is intended to assess risk exposure based on the fair value of financial instruments, regardless of whether financial instruments are accounted for on an accrual basis or not.

		(in thousands of R$)
		Trading Portfolio[1]			Trading and Banking Portfolios[1]
Exposures		December 31, 2013			December 31, 2013
Risk Factors	Risk of Change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interes Rates	(387)	(9,632)	(19,187)	(2,107)	(52,469)	(104,507)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	122	(3,079)	(6,188)	375	(9,336)	(18,593)
Foreign Exchange Rates	Prices of Foreign Currencies	3,994	(99,844)	(199,688)	3,183	(79,568)	(159,136)
Price Index Linked	Price Indexes Linked Interest Rates	(758)	(18,600)	(36,489)	(4,237)	(103,960)	(203,958)
TR	TR Linked Interest Rates	5	(119)	(238)	257	(6,428)	(12,885)
Equities	Prices of Equities	3,597	(89,920)	(179,839)	2,867	(71,679)	(143,358)
Total without Correlation		6,573	(221,193)	(441,628)	337	(323,439)	(642,438)
Total with Correlation		6,336	(213,234)	(425,738)	325	(311,801)	(619,322)

1. Amounts net of tax effects.

Annual Report 2013	A-180

In order to measure these sensitivities, the following scenarios are used:

•	Scenario I: addition of one basis point to interest rates and associated indexes and one percentage point to currency and equity prices;
•	Scenario II: shocks of 25 basis points to interest rates and associated indexes and 25 percentage points to currency and equity prices, increasing and decreasing the market data at closing, considering the highest losses per risk factor; and
•	Scenario III: shocks of 50 basis points to interest rates and associated indexes and 50 percentage points to currency and equity prices, increasing and decreasing the market data at closing, considering the highest losses per risk factor.

Interest rate sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the characteristics of the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including the minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. A negative gap indicates liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while a positive gap indicates asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income. Additionally, the interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date and significant fluctuations may occur on a daily basis as a result of both the market forces and management decisions. Our Superior Institutional Treasury and Liquidity Committee (CSTIL) analyzes the Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Please refer to section Our Risk management, item Risk Management – Liquidity risk for further details.

Annual Report 2013	A-181

The table below presents the position of our interest-bearing assets and liabilities as of December 31, 2013. This is a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage the risk in these changing positions.

	(in millions of R$, except percentages)
	Up to 30 Days	31-180 Days	181-365 Days	1-5 Years	Over 5 Years	Total
Total Interest-Earning Assets	281,495	182,557	100,636	248,019	102,326	915,033
Central Bank Compulsory Deposits	71,877	-	-	-	-	71,877
Interbank Deposits	19,341	2,126	3,557	636	-	25,660
Securities Purchased under Agreements to Resell	90,970	47,291	-	184	10	138,455
Financial Assets Held for Trading	16,807	12,269	22,257	81,032	16,495	148,860
Financial Assets Designated at Fair Value Through Profit or Loss	371	-	-	-	-	371
Derivatives	2,933	2,419	1,675	3,377	962	11,366
Available-for-Sale Financial Assets	14,470	13,244	10,553	26,430	31,929	96,626
Held-to-Maturity Financial Assets	52	47	-	158	9,859	10,116
Loan and Lease Operations	64,674	105,161	62,594	136,202	43,071	411,702
Total Interest-Bearing Liabilities	252,818	81,456	56,068	255,198	50,872	696,412
Savings Deposits	106,166	-	-	-	-	106,166
Time Deposits	12,260	29,436	9,961	61,551	3,923	117,131
Interbank Deposits	1,768	3,909	2,146	363	8	8,194
Securities Sold under Repurchase Agreements	119,745	13,663	15,190	104,547	13,537	266,682
Financial Liabilities Held for Trading	6	19	62	233	51	371
Derivatives	2,421	1,393	1,892	5,076	623	11,405
Interbank Market Debt	6,609	26,507	22,661	46,541	9,058	111,376
Institutional Market Debt	811	6,529	4,156	36,887	23,672	72,055
Liabilities for Capitalization Plans	3,032	-	-	-	-	3,032
Asset/Liability Gap	28,677	101,101	44,568	(7,179)	51,454	218,621
Cumulative Gap	28,677	129,778	174,346	167,167	218,621
Ratio of Cumulative Gap to Total Interest-Earning Assets – %	3.1	14.2	19.1	18.3	23.9

Annual Report 2013	A-182

Exchange rate sensitivity

Most of our operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to the exchange rate risk. The Central Bank regulates our maximum open, short and long foreign currency positions.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of financial risks for further details.

The gap management policy adopted by the Superior Institutional Treasury and Liquidity Committee takes into consideration the tax effects on this position. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, and dollar-linked on-lendings from government financial institutions. The proceeds of these operations are usually invested in loans and in the purchase of dollar-linked securities.

	(in millions of R$, except percentages)
	As of December 31, 2013
	Brazilian Currency	Denominated in Foreign Currency [1]	Indexed to Foreign Currency [1]	Total	Percentage of Amounts Denominated in and Indexed to Foreign Currency of Total (%)

Assets:	784,686	34,719	207,892	1,027,297	23.6
Cash and Deposits on Demand	5,741	2,099	8,736	16,576	65.4
Central Bank Compulsory Deposits	72,921	-	4,089	77,010	5.3
Interbank Deposits	5,564	-	20,096	25,660	78.3
Securities Purchased under Agreements to Resell	137,557	-	898	138,455	0.6
Financial Assets Held for Trading	141,343	2,055	5,462	148,860	5.0
Financial Assets Designated at Fair Value through Profit or Loss	-	-	371	371	100.0
Derivatives	6,399	-	4,967	11,366	43.7
Available-for-Sale Financial Assets	45,208	484	50,934	96,626	53.2
Held-to-Maturity Financial Assets	3,393	-	6,723	10,116	66.5

Annual Report 2013	A-183

	(in millions of R$, except percentages)
	As of December 31, 2013
	Brazilian Currency	Denominated in Foreign Currency [1]	Indexed to Foreign Currency [1]	Total	Percentage of Amounts Denominated in and Indexed to Foreign Currency of Total (%)
Loan Operations and Lease Operations	298,430	13,584	99,688	411,702	27.5
Allowance for Loan Losses	(20,554)	-	(1,681)	(22,235)	7.6
Other Financial Assets	28,004	15,871	3,717	47,592	41.2
Investments in Associates and Joint Ventures	3,931	-	-	3,931	0.0
Goodwill	1,905	-	-	1,905	0.0
Fixed Assets, Net	6,140	-	424	6,564	6.5
Intangibles Assets, Net	5,404	-	393	5,797	6.8
Tax Assets	33,830	-	912	34,742	2.6
Assets Held for Sale	106	-	11	117	9.4
Other Assets	9,364	626	2,152	12,142	22.9
Percentage of Total Assets	76.4	3.4	20.2	100.0
Liabilities and Stockholders’ Equity:	749,182	70,808	207,307	1,027,297	27.1
Deposits	189,460	283	84,640	274,383	31.0
Securities Sold under Repurchase Agreements	251,091	-	15,591	266,682	5.8
Financial Liabilities Held for Trading	-	-	371	371	100.0
Derivatives	7,868	-	3,537	11,405	31.0
Interbank Market Debt	58,688	20,530	32,158	111,376	47.3
Institutional Market Debt	9,425	30,515	32,115	72,055	86.9
Other Financial Liabilities	40,248	14,440	6,586	61,274	34.3
Reserves for Insurance and Private Pension	96,842	2,138	43	99,023	2.2
Liabilities for Capitalization Plans	3,032	-	-	3,032	0.0
Provisions	18,834	-	28	18,862	0.1
Tax Liabilities	3,136	-	658	3,794	17.3
Other Liabilities	15,301	2,902	2,645	20,848	26.6
Non-Controlling Interests	969	-	-	969	0.0
Stockholders’ Equity	54,288	-	28,935	83,223	34.8
Percentage of Total Liabilities and Stockholders’ Equity	72.9	6.9	20.2	100.0

1. Predominantly U.S. dollar.

Annual Report 2013	A-184

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily results with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2013). The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements”.

The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor and may indicate the need for improvement actions; and
•	Red (10 or more exceptions): demonstrates the need for an improvement action.

The exposure graph illustrates the reliability of risk measures generated by the models we use in the Institutional Treasury Trading Portfolio (foreign units are not included in the graph given the immateriality of amounts involved). The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) vs. return pairs for the period considered. Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk. For the exposure of the Institutional Treasury Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 3 days in the period.

Annual Report 2013	A-185

Operational risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Internally, we classify the following as first-level operational risks:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to our own physical assets or assets in use;
•	Interruption of our activities;
•	Failures in information technology systems; and
•	Failures in the performance, compliance with deadlines and management of our activities.

In line with CMN regulation, we have an operational risk management governance structure and an institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries.

Our operational risk management structure is composed of activities of operational risk control and management, the purpose of which is to support proper identification and assessment of risks and our decision-making process, the creation of value for stockholders and the protection of our assets and image.

Annual Report 2013	A-186

Our operational risk management structure is supported by a governance process that is structured through discussion forums and committees that report to the CSAGRO and CSRisc, which, in turn, report to the Board of Directors, and is based on well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities. This structure is intended to ensure independence between our units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units and in the centralized control carried out by the operational risk and internal control and compliance units.

The purpose of operational risk management is to identify, evaluate, measure and respond to our operational risks and monitor such risks in order to maintain losses and risks within the limits established by the Board of Directors and to ensure compliance with our internal guidelines and with current regulation.

The managers of our business and support units use corporate methodologies that are built and made available by the operational risk and internal control and compliance units to support the management process. Examples of such methodologies currently in use include those for the identification of risks, self-evaluation of risks, approval of processes and products and the monitoring of key risk indicators that are supported by a database of operational losses.

The set of principles, governance, roles and responsibilities, methodologies and procedures that support our operational risk management process applied to products, services, activities, processes and systems is described and published in our operational risk management institutional policy.

The sophistication of the banking business and the evolution of technology have increased the complexity of our risk profiles and affected our operational risk management. As a result, we have established a specific structure for operational risk distinct from those traditionally applied to market and credit risks.

In line with the principles established by the CMN, we established an operational risk management policy, which is composed of a set of principles, procedures and guidelines for the management of products, processes and system’s risks, taking into consideration their respective natures and complexities. The operational risk management policy defines procedures for identifying, assessing, measuring, responding to, monitoring and reporting operational risk, as well as the roles and responsibilities of participants in the process.

Annual Report 2013	A-187

Crisis management and business continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation in the eyes of our employees, clients, strategic partners and regulators. The crisis management structure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Our crisis management is handled by our Focal Agent Network, which is composed of representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, continuation of business activities, improvement of processes and search for preventive actions; and
•	Business Continuity Plans (PCN): procedures and information developed, consolidated and maintained so they are available for use in possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the fast and safe resumption of our operations, our PCNs have established corporate-wide customized actions for our lines of business, including by means of:
–	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
–	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;
–	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and
–	Processes Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

Annual Report 2013	A-188

In order to keep continuity solutions aligned with applicable requirements with respect to processes, minimum resources and legal requirements, among others, the Business Continuity Program applies the following tools to analyze our organization:

•	Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, we define priorities for resuming activities;
•	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to respond to business interruptions; and
•	Threats and Vulnerabilities Analysis (AVA): identification of threats inherent to the locations where we run our processes. The efficiency of our controls is evaluated against potential threats in order to identify vulnerabilities so that controls may be adjusted or implemented to enhance the resilience level of our critical facilities.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_ Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

Our liquidity risk control is carried out by our risk unit that is independent of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the independent unit’s risk appetite, communicating any mismatches in our cash flow (between input and output) evaluating liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

Please refer to section Performance, item Financial performance, Results, for further details about liquidity and capital resources.

Our main sources of funds are interest-bearing deposits, deposits received under securities repurchase agreements, debt in the interbank market and debt in the institutional market.

Annual Report 2013	A-189

Please refer to section Performance, item Financial performance, Liabilities, for further details about funding.

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 17 – Deposits, for further details.

Please refer to section Performance, item Consolidated Financial statements (IFRS), Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts, for further details.

Due to our stable sources of funds, which include a broad base of deposits and a large number of foreign banks with which we have long standing relationships, as well as credit lines available through which we have access to more funds, historically we have not made drawings under such credit lines.

We are investing in the improvement of our liquidity risk management structure. We always maintain a highly-liquid portfolio of marketable securities (operational reserve) available, which represents our main source of liquidity. Our operational liquidity reserve, which is the total amount of the assets that may be promptly converted into cash based on market practices and legal regulations, includes, in general: cash and deposits on demand, funded positions of securities purchased under agreements to resell to our clients and unencumbered government securities.

According to Brazilian legislation, dividends in kind may only be paid if the parent company that distributes such dividends has accounted for profit in its financial statements. Additionally, subsidiaries that are financial institutions are prohibited from lending us money but they can make deposits with us by means of Interbank Deposit Certificates (CDIs). These restrictions did not have and are not expected to have a relevant impact on our ability to meet our cash obligations.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks, for further details about liquidity risk.

Please refer to section Performance, item Financial performance, for further details about results.

Annual Report 2013	A-190

Social and environmental risk

In managing our business, we continuously take into consideration the risk of potential losses due to exposure to social and environmental events arising, directly or indirectly, from the performance of our activities. These events may arise from (i) our direct operations which may have an impact on the environment or human health, or (ii) actions of borrowers, issuers and counterparties that, somehow, generate losses to us.

Our management of social and environmental risks follows the stages of assessment, management, organizational training and participation of stakeholders. This process permeates all of our management levels and is structured by specific governance structures and policies that formalize the mechanisms for the management of social and environmental risk, in addition to strengthening our sustainability agenda in our decision-making process.

The Social and Environmental Risk Committee is a permanent non-statutory management body whose purpose is to establish our governance structure and policies for social and environmental risk issues for us.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/SOCIAL_ENVIRONMENTAL_RISK_ POLICY.pdf, for further details about our Social and Environmental Risk Policy.

In order to avoid losses and also meet the interests of stakeholders, we have been developing internal processes aimed at the management, control and mitigation of events that may lead to our exposure to social and environmental risks, and at the maintenance of a transparent management. These include, for example, the incorporation of social and environmental variables in the processes of credit assignment, contracting of suppliers, insurance underwriting and acquisition of real estate properties for our own use, which are formalized in our social and environmental risk policies.

Insurance risk, pension plan and capitalization products risk

The portfolio of our insurance companies is comprised of life, large risk and extended warranty insurance, as well as pension plans and capitalization products. Insurance risk relates to underwriting risk, market risk, counterparty credit risk, and longevity risk, among others, with respect to such products.

Annual Report 2013	A-191

With respect to insurance:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and capitalization products that go against our expectations and that are directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions.
•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves.
•	Counterparty credit risk is the possibility of a counterparty failing to perform its obligations in connection with settlement of transactions involving trading of financial assets or reinsurance.
•	Longevity risk is the possibility that pension plans must pay benefits and annuities for longer than originally expected.
•	Liquidity risk in insurance operations is the possibility that the institution may not be able to efficiently and timely honor its obligations to policyholders and beneficiaries of pension funds due to a lack of liquidity of the assets comprising the actuarial technical reserves.

In line with national and international recommended practices and in order to ensure that risks arising from insurance products, pension plans and capitalization products are properly identified, measured, assessed, reported and approved within our relevant groups, we have a risk management framework, whose guidelines are established pursuant to our internal policies, approved by our Board of Directors and applicable to companies and subsidiaries subject to those risks, in Brazil and abroad.

Our risk management process for insurance products, pension plans and capitalization products is based on responsibilities defined and distributed between our control and business units, promoting independence between them.

The main responsibilities of our insurance risk control unit include:

•	Setting governance principles and establishing institutional policies for risk management of insurance products, pension plans and capitalization products;
•	Assisting insurers in the development of new products from a risk perspective;
•	Assisting insurers in the development and implementation of pricing methodologies and risk models; and
•	Controlling, monitoring and reporting, on a consolidated basis, risks arising from our insurance products, pension plans and capitalization products to the applicable regulatory authorities.

Annual Report 2013	A-192

Our risk management framework is structured to allow the Superior Committees to participate in decisions that may involve certain levels of risks related to our insurance business, according to the thresholds and guidelines established in our policies.

Capital management

The Board of Directors is our highest authority in capital management and is responsible for monitoring capital adequacy, approving the Internal Capital Adequacy Assessment Process (ICAAP) report and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams, as well as approving our institutional capital management policy.

ICAAP is a process that aims to evaluate our capital adequacy level given our risk profile, our strategic guidelines and the economic environment. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and activities of monitoring and reporting. Our team responsible for the technical validation of models analyzes the documentation, data, methodology, performance and the use of the models involved.

At the executive level, the CSRisc is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. Supporting our governance framework, we have a structure that is dedicated to managing our capital, coordinating and consolidating information and related processes, all subject to our independent validation, performed by our internal control and audit departments.

In the capital management context, we prepare a capital plan consistent with our strategic planning and designed to maintain an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environment, in addition to other external factors. Our capital plan comprises the following:

•	Our short and long-term capital goals and projections, under normal and stress scenarios, according to the Board of Directors’ guidelines;
•	Description of our main sources of capital; and
•	Our contingency capital plan, identifying actions to be taken in the event of a potential capital deficiency.

Annual Report 2013	A-193

Some of the factors taken into account in the preparation of our capital plan are:
• Analysis of the threats and opportunities related to the economic and business environment;
• Balance sheets and income statement projections;
• Targets for growth and/or market share;
• Segments targeted by us and products targeted by each segment; and
• Profit sharing policies and their impacts on capital.

As part of our capital planning, extreme market conditions are simulated, emulating serious events, in order to identify potential capital restrictions. The stress scenarios are approved by the Board of Directors, and their impacts on capital are considered when devising our strategy and positioning of our businesses and capital.

Complementing the calculation of capital to cover the risks of Pillar 1 (credit risk, market risk and operational risk), we have been developing mechanisms to identify and analyze the materiality of other risks assumed by us, in addition to methodologies for assessing and quantifying the need for additional capital to cover such risks.

In order to provide the necessary information for our executives and Board of Directors to make decisions, managerial reports are prepared and presented at committee meetings, where committee members are informed about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

Annual Report 2013	A-194

Capital composition
Pursuant to CMN regulations, our regulatory capital (Patrimônio de Referência or “PR”), used to monitor our compliance with the capital requirements imposed by the Central Bank, is the sum of Tier I Capital and Tier II Capital, according to which:
• Tier I Capital: comprises the Common Equity Tier I Capital (based on share capital, certain reserves and retained earnings, net from deductions and regulatory adjustments – ajustes prudenciais), as well the Additional Tier I Capital (comprised of equity and debt instruments – hybrid capital instruments);
• Tier II Capital: comprises eligible instruments, primarily subordinated debt, subject to regulatory adjustments.

According to Central Bank regulations, which came into effect in October 2013, we must calculate our regulatory capital based on the consolidation of all our financial subsidiaries regulated by the Central Bank, including branches and foreign investments (the so called “financial conglomerate level”).

In accordance with CMN regulation, we must maintain our PR, Tier I Capital and Common Equity Tier I Capital above the minimum regulatory requirements established at all times. The risk-weighted assets (RWA) used for assessing these minimum regulatory requirements can be determined by adding the following portions:

• RWACPAD = portion relating to exposures to credit risk;
• RWACAM = portion relating to exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
• RWAJUR = portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
• RWACOM = portion relating to exposures subject to variations in commodity prices;
• RWAACS = portion relating to exposures subject to variations in equities prices and classified in the Trading Portfolio;
• RWAOPAD = portion relating to the calculation of operational risk capital requirements.

Annual Report 2013	A-195

Capital adequacy
Our minimum regulatory capital required (Patrimônio de Referência Exigido or “PRE”) is the capital required from financial institutions to cover risk exposures inherent to their activities. To calculate the PRE, based on the RWA, a factor of 11% is applied to the total amount of RWA, in accordance with current regulation.

Through our Internal Capital Adequacy Assessment Process (ICAAP), we ensure the sufficiency of our capital to cover credit, market and operational risks, which are represented by our minimum regulatory capital required and to cover other risks we consider material.

In order to ensure our capital strength and availability of capital to support business growth, we maintain regulatory capital levels above the minimum regulatory capital required levels, based on the BIS ratio (as defined below) and on the Common Equity Tier I, Additional Tier I Capital and Tier II Capital ratios (calculated by dividing Common Equity Tier I, Additional Tier I Capital and Tier II Capital by the total risk weighted assets).

Since October, 2013, the so called “economic-financial consolidated level” (which took into consideration all companies owned by us, regardless of whether they were regulated by the Central Bank) ceased to be the basis for determining compliance with capital requirements. Pursuant to the former rules, our regulatory capital (PR) at the economic-financial consolidated level on December 31, 2013, would have been R$118,512 million and our minimum regulatory capital (PRE), R$81,693 million.

On December 31, 2013, our regulatory capital at the financial conglomerate level reached R$125,144 million, an increase of R$5,198 million when compared to December 31, 2012, mainly due to the increase of our Tier I Capital.

	(in millions of R$)			Percentage
Capital Composition	December	December	December
(Financial Conglomerate)	31, 2013	31, 2012	31, 2011	2013-2012	2012-2011
Tier I Capital	87,409	79,711	71,052	9.7	12.2
Common Equity Tier I	87,409	-	-	-	-
Additional Capital	-	-	-	-	-
Tier II Capital	37,734	40,654	21,564	(7.2)	88.5
Exclusions (Funding Instruments Issued by Financial Institutions)	-	(420)	(55)	-	662.8
Regulatory Capital (PR)	125,144	119,945	92,561	4.3	29.6
Minimum Regulatory Capital Required (PRE)	83,099	72,798	63,728	14.2	14.2
Excess Capital In Relation to Minimum Regulatory Capital Required (PRE)	42,045	47,148	28,833	(10.8)	63.5
Risk Weighted Assets (RWA)	755,441	661,797	579,338	14.1	14.2

Annual Report 2013	A-196

Our BIS ratio (calculated as the ratio between regulatory capital (PR) and the total amount of risk-weighted assets) at the financial conglomerate level reached 16.6%, on December 31, 2013, a decrease compared to December 31, 2012 mainly explained by the application of Central Bank’s new capital requirement assessment rules (i.e. credit valuation adjustment for derivatives and credits to release) and changes to some of the weighting factors of our credit risk exposure. Our BIS ratio on December 31, 2013 consisted of 11.6% of Common Equity Tier I and 5% of Tier II Capital.

Please refer to section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil, for further details about minimum capital ratios.

	Percentage
Capital Ratios	December	December	December
(Financial Conglomerate)	31, 2013	31, 2012	31, 2011
BIS Ratio	16.6	18.1	16.0
Tier I Capital	11.6	12.0	12.3
Common Equity Tier I	11.6	0.0
Additional Capital	0.0
Tier II Capital	5.0	6.1	3.7

Recent Central Bank regulations changed the procedures for calculating the RWACAM (portion relating to the risk of gold, foreign exchange rate and assets subject to foreign exchange rate variations).

Until December 31, 2013, in the event our exposure to gold, foreign exchange rate and assets subject to foreign exchange rate variations considered in the calculation of the RWACAM was equal to or below 2% of the PR, the RWACAM value would be equal to zero. If the recently enacted Central Bank rules (expected to be effective in 2014) were in effect in 2013, the BIS ratio would have been reduced by approximately 0.2%.

Please refer to section Our risk management, item Regulatory environment, Basel III Framework, Implementation of Basel III in Brazil.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 33 - Regulatory capital for further details about regulatory capital.

Annual Report 2013	A-197

Money laundering prevention

With the purpose of preventing and combating illegal activities, among which are money laundering, corruption, terrorism financing and fraud, we adopted anti-money laundering measures, as well as rules and procedures to prevent the use of our products and services in illegal transactions. We have established a corporate policy aimed at preventing, detecting and reporting illegal activities and, based on this policy, each business unit implements its own anti-money laundering policies, which include prior risk assessment of money laundering activities and terrorism financing in new products, electronic monitoring of transactions to detect money laundering attempts, as well as online screening of lists of international restrictions on new accounts.

We have established a program for the prevention, detection and reporting of illegal activities, based on the following pillars:

• Client Identification Process;
• “Know Your Client” (KYC) Process;
• “Know your Partner” (KYP) Process;
• “Know Your Supplier” (KYS) Process;
• “Know Your Employee” (KYE) Process;
• Assessment of New Products and Services from the perspective of prevention against illicit activities;
• Monitoring of Transactions;
• Reporting to Regulators; and
• Training.

This program is applicable to all of Itaú Unibanco Group, including our subsidiaries and affiliated companies in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, the Superior Audit and Operational Risk Management Committee (CSAGRO), the Risk Sectorial Committees (CSR) and the Money Laundering Prevention Committee.

Please refer to section Our risk management, item Regulatory environment for further details about money laundering regulation.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/PREVENTION_AGAINST_ ILLICIT_ACT_RI2013.pdf, for further details about our Corporate Policy for the Prevention and Fight Against Illegal Activities.

Annual Report 2013	A-198

Politically exposed persons

Our commitment to the compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of “politically exposed persons”, whether as individuals or entities.

Pursuant to our policies with respect to politically exposed persons, only directors of sales have the authority to approve the beginning of a business relationship with a politically exposed person.

Please refer to section Our Risk Management, item Regulatory Environment for further details about politically exposed persons.

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in accordance with the countries and segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:
• CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, is also responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions;
• Central Bank: responsible for implementing the policies established by the CMN and supervising financial institutions in Brazil. The Central Bank establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN;
• CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market and its participants;
• CNSP: responsible for establishing the guidelines and directives for insurance and capitalization companies and open private pension entities;
• SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants;
• ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Annual Report 2013	A-199

Outside of Brazil, we have operations subject to oversight by local regulatory authorities in: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular United Kingdom, Switzerland and Portugal; Central America and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:
• Prohibition of operating in Brazil without the prior approval of the Central Bank;
• Prohibition of acquiring real estate that are not for the financial institution’s own use, except those received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;
• Prohibition of acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;
• Prohibition of granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;
• Restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities. Please refer to the section Our risk management, item Regulatory environment, item Loans and advances to related persons to more information about these individuals and legal entities;
• Obligation of depositing a portion of the deposits received from clients with the Central Bank (compulsory deposit); and
• Obligation of maintaining sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III framework
On December 16, 2010, the Basel Committee issued the new Basel III framework, which was revised on June 1, 2011. This framework increased minimum capital requirements and created new conservation and countercyclical buffers, changed risk-based capital measures, and introduced a new leverage limit and new liquidity standards. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

Annual Report 2013	A-200

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee determined to phase in the three basic minimum requirements beginning on January 1, 2013, with a longer period for financial institutions to comply with the “capital conservation buffer”, the “countercyclical buffer” and other requirements, beginning on January 1, 2016.

Basel III also introduces a new leverage ratio, which started being monitored on January 1, 2011 and had its framework revised in January 2014. From January 1, 2013 to January 1, 2017, semi-annual tests are required to be conducted for a new minimum Tier 1 Capital leverage ratio of 3.0%. At the end of this period, the leverage ratio is expected to be revised during 2017 and a new minimum standard is expected to be introduced starting on January 1, 2018. Banks will be required to disclose their leverage ratio and respective components beginning January 1, 2015.

In addition, Basel III is intended to improve risk coverage by revising the treatment of counterparty credit risk, or CCR. Affected banks must determine their capital requirement for CCR using stressed inputs, among other factors, and will be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating creditworthiness.

Basel III also implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. The new liquidity ratios started being monitored in 2011.

Annual Report 2013	A-201

On January 7, 2013, the Basel Committee issued a revised version of the LCR requirements. This revised version, among other changes, expanded the definition of high-quality liquid assets and established a revised schedule for the implementation of the LCR. According to this new schedule, the LCR, including any revisions, will be introduced as a minimum requirement on January 1, 2015. The LCR will begin at 60.0% on January 1, 2015 and will rise in increments of 10 percentage points per year to reach 100.0% on January 1, 2019. In January 2014, the Basel Committee issued guidance to assist local regulators to evaluate the liquidity profile of assets held by banks. The NSFR, including any revisions, is expected to be introduced as a minimum standard in 2018.

In addition, on January 13, 2011, the Basel Committee expanded the Basel III capital rules with additional requirements, also generally referred to as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires internationally active banks to issue convertible instruments that may, at the discretion of the relevant authority, be either written-off or converted into common shares upon a “trigger event”. A “trigger event” is deemed to be the decision of a competent authority pursuant to which, as a condition to maintain a bank’s status as a feasible financial institution, it is necessary: (i) to write-off a convertible instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are additional to the criteria detailed in the aforementioned Basel III capital rules, and are applicable to all instruments issued after January 1, 2013, depending on the implementation of the framework by each country. The instruments qualified as capital issued before that date and which do not comply with the new Basel III requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining financial institutions as systemically important, or G-SIFIs, the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements pursuant to which such additional requirements will be phased in. The assessment methodology for determination of G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services

Annual Report 2013	A-202

provided; (iv) global or cross-jurisdictional activity; and (v) complexity, each of these factors receiving an equal weight of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1.0% to 2.5% of risk-weighted assets to be met with Common Equity Tier 1 Capital only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased-in in parallel with the “capital conservation” and “countercyclical buffers” between January 1, 2016 and year end 2018, becoming fully effective on January 1, 2019. As of February 15, 2014, we have not been classified as a G-SIFI by the Basel Committee.

On October 11, 2012, the Basel Committee issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which entails a set of principles national regulators can adopt when determining the assessment methodology and higher loss absorbency requirements for D-SIBs. The D-SIB framework supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. The Central Bank has not yet issued any proposed regulation or official guidance on the assessment methodology or the higher loss absorbency requirement for D-SIBs in Brazil.

No official revision of the phase-in arrangements for the Basel III framework has been made by the Basel Committee (except for the LCR), and implementation by individual countries was to have begun on January 1, 2013.

Implementation of Basel III in Brazil
Certain legislative changes required to enable the implementation of the Basel III framework in Brazil are addressed in Law No. 12,838 of July 9, 2013.

Law No. 12,838 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions if financial institutions do not comply with the CMN capital requirements. Financial bills were created to provide financial institutions with a more stable source of funds in comparison with other types of deposits received or debt instruments issued by banks. Financial bills must be issued with a minimum term of 24 months and are subject to certain restrictions on repurchase or redemption before their maturity date. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

Annual Report 2013	A-203

• Possibility of issuance of financial bills convertible into equity, subject to the preemptive right of shareholders, except in case of public offerings and other exceptions established in the regulations. The conversion may not be requested by the investor or the issuer financial institution;
• Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Central Bank may determine the conversion of financial bills into equity or the extinguishment of the debt (write-off ). These determinations will not be considered default and will not accelerate the maturity of other debts of the financial institution; and
• Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

In March 2013, CMN and the Central Bank issued resolutions and several circular letters which have been amended or replaced since and detail the implementation of the Basel III framework in Brazil.

These regulations address, among other aspects, the calculation of capital requirements (Common Equity Tier 1 Capital, Tier 1 and total capital requirements), criteria for eligibility of instruments as Tier 1 or Tier 2 Capital, calculation methodology for regulatory capital, the introduction of capital buffers and transition periods for application of new rules.

According to such regulations, Brazilian banks’ minimum total capital ratio is calculated as the sum of the following three components:
• Regulatory capital (patrimônio de referência);
• A capital conservation buffer (to increase the loss absorption ability of financial institutions); and
• A countercyclical capital buffer (to address the risk of excessive credit growth).

Brazilian banks’ regulatory capital continues to be comprised of two tiers, Tier 1 Capital and Tier 2 Capital, and the qualification of financial instruments as Tier 1 Capital or Tier 2 Capital is based on the ability of such instruments to absorb losses. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

Annual Report 2013	A-204

Existing hybrid instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier 2 Capital may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with CMN requirements and a new authorization from the Central Bank is obtained. All instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

In order to qualify as Additional Tier 1 or Tier 2 Capital, an instrument issued by a Brazilian bank must, among other things, have a provision that requires such instruments to be automatically written off or converted to equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Tier 1 instruments and 4.5% for Tier 2 instruments, calculated in accordance with the requirements of CMN regulation; (ii) the execution of a firm irrevocable written agreement, for the government to inject capital in the financial institution, as determined by applicable legislation; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or “RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system (the “regulatory discretionary trigger event”). These requirements apply to all instruments issued after October 1, 2013. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, determining minimum percentages and which sanctions and limitations will apply in case of non-compliance with such additional requirements. Such sanctions and limitations include: (i) partial or full inability to pay officers and directors their share of variable compensation; (ii) partial or full inability to distribute dividends and interest on equity to shareholders; and (iii) inability to repurchase the financial institution’s own shares and effect reductions in the financial institution’s share capital.

Annual Report 2013	A-205

Moreover, capital requirements will be increased in 2019 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure, with the phase-in of such modifications beginning on October 1, 2013. The composition of a financial institution’s risk-weighted assets and the different risk categories are also detailed by the applicable regulations. For further details on calculation of risk-weighted assets, please refer to Our Risk Management, item Risk Management, Capital Adequacy for further details about capital requirements.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and leverage requirements under Basel III. The figures presented below refer to the percentage of the financial institution’s risk-weighted assets.

	From
	October 1 (%)	From January 1 (%)
	2013	2014	2015	2016	2017	2018	2019
Common Equity Tier 1	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Tier 1 Capital	5.5	5.5	6.0	6.0	6.0	6.0	6.0
Regulatory Capital	11.0	11.0	11.0	9.875	9.25	8.625	8.0
Capital Conservation Buffer	-	-	-	0.625	1.25	1.875	2.5
				Up to	Up to	Up to	Up to
Countercyclical Capital Buffer	-	-	-	0.625	1.25	1.875	2.5

Annual Report 2013	A-206

CMN regulation also defines the entities that compose the “consolidated enterprise level” (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level, as defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2014, capital requirements will be applied at the consolidated enterprise level (conglomerado prudencial).

Also as part of the implementation of the Basel III framework in Brazil, the CMN requires Brazilian financial institutions to implement a capital management structure compatible with the nature of the financial institution’s transactions, the complexity of the products and services it offers, as well as with the extent of the financial institution’s exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Certain minimum requirements and prudential adjustments must be observed by financial institutions when marking to market complex or illiquid financial instruments or when pricing financial instruments under stress conditions. Pricing systems and controls must comply with stringent prudential assessment and reliability criteria (depending on the pricing method adopted), and prudential adjustments must be adopted when necessary during the assessment of a financial institution’s pricing process. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Implementation of Basel III in Brazil – expected future rules
A maximum leverage ratio of 3.0% is expected to apply to Brazilian banks beginning January 2018, with certain disclosure requirements applicable starting on January 1, 2015. An LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are expected to apply to Brazilian banks beginning on January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements already applicable as of January 15, 2012. However, current CMN and Central Bank rules do not address leverage and liquidity ratio requirements and the Central Bank has not yet officially announced its position on liquidity regulation, including whether the implementation of the LCR in Brazil would follow the modified phase-in arrangements set by the Basel Committee in January 2013.

Annual Report 2013	A-207

The Central Bank and the CMN are also expected to issue regulations in the near future on the assessment methodology or the additional loss absorbency requirements for D-SIBs in Brazil.

Benefits from presumed credits by financial institutions	Pursuant to CMN regulation, Common Equity Tier 1 Capital is reduced by tax credits due to temporary differences, among other items. These tax credits, which are tax credits for accounting purposes, depend on future profits to be realized and may, in the future, reduce taxation levied on profits. Allowances for loan and lease losses represent one of the most significant of such temporary differences.

In order to reduce the negative impact of such reductions to Common Equity Tier 1 Capital, financial institutions are allowed to replace such temporary differences related to allowances for loan and lease losses with a presumed credit, cashable against the national treasury. Temporary differences related to allowances for loan and lease losses are also automatically replaced with a presumed credit when a financial institution undergoes liquidation or bankruptcy (if the liquidation or bankruptcy has been determined after January 1, 2014). If a financial institution goes into liquidation or bankruptcy before January 1, 2014, the financial institution is not eligible to use such presumed credit to mitigate negative impacts on Common Equity Tier 1 Capital. This presumed credit, on the other hand, does not reduce the regulatory capital. The use of presumed credits is expected to be further regulated by the Brazilian Revenue Office and the Central Bank in the near future.

Foreign currency transactions and exposure	Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market, whereas other institutions authorized to operate by the Central Bank have their foreign exchange short position limited to zero. The compulsory deposit requirement rate on the foreign currency short position held by financial institutions is currently 0%.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the term, interest

Annual Report 2013	A-208

rate and general conditions of such foreign currency loan transactions (including the issuance of notes by financial institutions). There are currently no limits imposed on such transactions, but the inflow of funds to loans, which average minimum payment term is no longer than 360 days, is subject to an IOF/FX tax at a 6.0% rate. However, if the average minimum term of the loan is longer than 360 days, the IOF/FX tax will be reduced to zero.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered commercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. For instance, in 2012 and 2013 the Central Bank lessened some previously established limitations imposed on export financings by, among other changes, excluding the maximum term for export financings.

On December 16, 2013, the Central Bank issued a set of rules to replace its Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”), effective as of February 3, 2014. Such rules were issued within the scope of the “Otimiza BC” program, pursuant to which the Central Bank seeks to optimize and simplify its regulation and reflect the set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil previously contemplated by the RMCCI.

Among other matters, these rules consolidate the amendments in the codes for foreign exchange transactions carried out by the Central Bank through a series of rulings published during 2013. The new set of rules for foreign exchange transactions is intended to cover situations that could not be categorized under the current rules.

Legislation also sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Annual Report 2013	A-209

Operational limits	In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Loans and advances to related parties	Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:
a) Officers, and members of the board of directors, fiscal council, advisory councils and other statutory councils, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
b) Individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital;
c) Legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or
d) Legal entities directly or indirectly controlled by the individuals mentioned in items “a” and “b” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of financial institutions	Compensation policies applicable to directors and officers of financial institutions, particularly the rules on variable compensation, are regulated by the CMN.

If variable compensation is to be paid to directors and officers, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of directors’ and officers’ compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders (claw back).

Our compensation policy complies with Brazilian regulatory requirements and is in line with our principles and practices of seeking to increase alignment between the interests of our stockholders and our management.

For further information, see section Our governance, item Corporate governance, Directors’ and Senior Management’s compensation.

Annual Report 2013	A-210

Antitrust regulation	The Brazilian Antitrust Law sets forth that transactions resulting in economic concentration should be previously submitted for approval to CADE, the Brazilian antitrust regulator, provided that they meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction before CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the voiding of the relevant agreement and potential administrative proceedings.

Financial conglomerates should submit transactions in various industries to CADE’s approval, including insurance, credit card, real estate investment funds and private equity funds. Additionally, Circular No. 3,590/12 requires submission of concentration acts involving two or more financial institutions to the Central Bank’s approval in the following cases: (i) acquisition of corporate control, (ii) merger, (iii) acquisition or (iv) transfer of the business to another financial institution.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, a judgment by the Superior Court of Justice (STJ) in August 2010 assigned to the Central Bank the exclusive jurisdiction for such review and approval, and this issue has since then been pending a final judgment by the Federal Supreme Court (STF). Even though the final judgment by the STF in this case does not automatically bind all financial institutions, uncertainty around whether the CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for approval all concentration acts in the banking sector not only to the Central Bank but also to CADE.

Treatment of past due debts	Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification[1]	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past Due (in Days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

1. Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Annual Report 2013	A-211

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each transaction, as described in note 2.4(g) VIII to our consolidated financial statements under IFRS. The risk levels are categorized as “lower risk”, “satisfactory”, “higher risk”, and “impaired” based on the probability of default, following an internal scaling, as set out in Note 36 to our consolidated financial statements under IFRS.

Bank insolvency	The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to financial institutions (private or public, but not federal) or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime, as explained below.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET
The RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that directors lose their offices and are replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention
Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

Annual Report 2013	A-212

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial liquidation
Extrajudicial liquidation generally corresponds to the dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to shareholders. Controlling shareholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution’s obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit insurance
In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at monthly rate of 0.0125% of the total amount of the outstanding balances of accounts corresponding to the obligations that are the subject matter of the ordinary guarantee and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC.

Applicable regulation also authorizes financial institutions to raise funds by means of time deposits that are the subject matter of a special FGC guarantee up to a given amount, provided that such deposits meet the legal requirements, including:
(i) Have a maturity-term of at least 12 months and not more than 24 months, subject to change depending on whether certain security interests are granted to the FGC;
(ii) Are not callable before their terms, subject to limited exceptions; and
(iii) Are limited to a variable amount in accordance with the criteria related to the security interests granted to the FGC, the amount of the financial institution’s Tier 1 regulatory capital and time deposits rules, limited to R$5 billion until December 31, 2014 and R$3 billion from January 1, 2015.

Annual Report 2013	A-213

Payment of creditors in liquidation
In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the bankrupt entity. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes a creditor of the bankrupt estate.

Insurance regulation	With governmental approval, insurance companies in Brazil may offer all types of insurance, with the exception of workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by the SUSEP or by the ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Annual Report 2013	A-214

Insurance companies, when transferring their risks in reinsurance, must transfer 40.0% of each reinsurance cession to local reinsurers (companies domiciled in Brazil). In addition, risk assignment between insurers and reinsurers belonging to the same economic group is currently limited to 20.0% of the premiums pertaining to a given insurance coverage.

The main insurance companies of our group are the following: Itaú Seguros S.A. (life and non-life insurance), Itaú Vida e Previdência S.A. (life insurance and benefits and annuities for open private pension funds), Cia. Itaú de Capitalização (capitalization products) and Itauseg Saúde S.A. (health insurance).

Anti-Money laundering regulation	The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment for up to ten years in addition to monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force – FATF, financial institutions in Brazil must establish internal control and procedures aiming at:
• Identifying and knowing their clients, which includes determining if they are politically exposed persons (PEPs), and also identifying the ultimate beneficial owners (UBO) of the transactions, if any. These records should be kept up-to-date;
• Checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;
• Checking the origin of funds;
• Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
• Keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

Annual Report 2013	A-215

• Reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;
• Paying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indicators of fraud in the identification of the client or transaction; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
• Determining criteria for hiring personnel and offering anti-money laundering training for employees;
• Establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
• Establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
• Monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
• Reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to Reporting to COAF (negative report);
• Requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000; and
• Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

Annual Report 2013	A-216

In August 2013, the Brazilian Association of Banks (Febraban) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

Politically Exposed Persons (PEPs)	Politically Exposed Persons, or PEPs, are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of credit transactions	On December 20, 2013, the CMN enacted a new resolution, which will become effective on May 2, 2014, providing for the portability of credit transactions, defined as the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The new rule establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability.

Rules governing the charge of banking fees and credit card operations	Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and saving accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients a “standard package” of priority services. Clients may also choose between this or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Annual Report 2013	A-217

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by financial institutions, as well as the information that must be disclosed in credit card statements and in the credit card agreement, and the creation of two types of credit cards: (i) basic credit cards, with simpler services, which are classified as “priority services”; and (ii) “special credit cards”, with benefit and reward programs and additional services for the consumer, which are classified as “additional services”.
A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services and the “standard package” may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

Leasing regulation	Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Annual Report 2013	A-218

Correspondent agents	We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that by February 24, 2014, employees of all correspondent agents must have applied for the process to hold a technical certification authorizing them to serve customers in credit and leasing operations, which certification must be obtained until March 2, 2015.

Banking secrecy	Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:
• The disclosure of information with the express consent of the interested parties;
• The exchange of information between financial institutions for record purposes;
• The disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
• The disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
• The disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Regulation of the Brazilian securities market

The Brazilian securities market is regulated by:

• The Brazilian Securities and Exchange Commission (CVM), which is responsible for issuing specific rules for the securities market (which in Brazil includes derivatives) and overseeing exchange and organized over-the-counter markets;

• The CMN, which is responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil; and

• The Central Bank, which is responsible for authorizing brokerage houses.

According to the Brazilian Corporate Law, a company is considered publicly or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as ourselves, are registered with the CVM and are subject to information disclosure and reporting requirements.

Annual Report 2013	A-219

Disclosure requirements	Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

In 2009, CVM changed its disclosure requirements and improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after International Organization of Securities Commission (“IOSCO”)’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset management regulation	The Brazilian asset management regulation requires asset managers to obtain previous registration with the CVM to perform the services of portfolio management and fund administration.

The Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund registration and portfolio management under CVM registration, according to CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civil and administratively liable for losses arising from either intentional acts or negligence in conducting our activities.

The CVM has regulatory powers to oversee these activities, including to impose fines and other sanctions on registered asset managers.

Internet and e-commerce regulation	Although Brazil does not have specific legislation or regulation for internet transactions, certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of internet orders. With respect to financial products, existing regulation only addresses the product supplier’s obligation to report to the financial institution or credit card administrator that a transaction should not be charged to the consumer or that a charge should be reversed. In addition, computer hacking offenses were criminalized in Brazil in 2012.

Annual Report 2013	A-220

In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish:
• That Brazilian residents may open deposit bank accounts by electronic means, which includes the internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;
• The requirements related to the verification of a client’s identity;
• That all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels;
• The opening of deposit bank and savings accounts that can be used exclusively through electronic means.
Finally, the Brazilian Congress is currently analyzing proposed bills regulating Internet usage and e-commerce.

Regulation on payment agents and payment arrangements	A new Brazilian law enacted in October 2013 established the legal framework for “payment arrangements” (i.e., the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquirers a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

On November 6, 2013, the CMN and the Central Bank published a set of rules referring to payment arrangements and payment agents, which will become effective on May 2, 2014. This regulation establishes: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for pre-paid accounts that demands the allocation of the totality of their balance to a special account at the Central Bank or to be invested in government bonds, among other matters.

Annual Report 2013	A-221

Credit performance information	Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. On December 20, 2012, the Central Bank published Resolution No. 4,172, which regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code	The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to clients’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:
• Reverse burden of proof in court;
• Financial institutions must ensure that proper and clear information is provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;
• Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;
• Financial institutions are liable for any damages caused to their clients by misrepresentations in their publicity or information provided;
• Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;
• Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and
• Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Regulation of independent auditors	In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) certified as bank analysis experts by the Federal Accounting Council (“CFC”) and the Institute of Independent Auditors of Brazil (“IBRACON”); and (iii) meet the requirements that ensure auditor independence.

Annual Report 2013	A-222

At least once every five consecutive fiscal years, the responsible audit partner and the audit team members with management duties must rotate. Such former auditors may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) any ownership shares of capital or any financial operation, asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists; and (iii) the payment of fees represents at least 25% or more of the total annual fees of the independent auditor. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team in management positions who were involved in the audit work at the financial institution for the past 12 months.

In addition to the audit report, the independent auditor must prepare the following reports:
• An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; and
• A description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, mail, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil. We also prepare the financial statements in accordance with the International Financial Reporting Standards (IFRS). Please refer to Context, item Context of this Report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by the independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to any services provided by independent auditors other than the audit of the financial statements that represent more than 5% of the fees paid to the independent audit firm. Such information should include the type of service, the amount paid and the percentage that it represents of the fees paid for the audit of financial statements. Please refer to Performance, item Financial Performance, Fees and Services of the Main Auditors.

Annual Report 2013	A-223

Taxation	We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors.

The main taxes we are subject to, with respective rates, are as follows:

Tax	Rate	Tax Calculation Basis

IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments
(Corporate Income Tax)		(exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	15.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered
IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below:
IOF/Credit	0.0041% per day, up to 1.5% annual limit, plus 0.38%
	(maximum rate: 1.5% per day plus 0.38%)	Transaction nominal value
IOF/Exchange	zero to 6.38% (maximum rate: 25%)
IOF/Securities	zero to 1.5% (maximum rate: 1.5% per day)
IOF/Insurance	zero to 7.38% (maximum rate: 25%)

Corporate income tax and social contribution on net income
In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”) and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Annual Report 2013	A-224

CSLL is levied on our taxable income at a 15.0% rate, which is specific for financial institutions, insurance and similar companies. Some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate, since the standard rate is 9.0%. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

Contribution on social integration program and social security financing contribution
In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição Para o Programa da Integração Social or “PIS”) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social or “COFINS”).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits.

Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin. Some of our subsidiaries claim that the PIS and COFINS should be levied only on their revenue from the sale of products and services, rather than on the revenues from financial and other activities. The amounts in dispute are accounted for as tax contingencies in the balance sheets of these companies.

Annual Report 2013	A-225

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income (except for income from interest on capital) of non-financial companies is not subject to PIS and COFINS.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 37 – Supplementary Information and Note 32 – Provisions, contingencies and other commitments, IV – Program for Cash or Installment Payment of Federal Taxes, for information about Provisional Measure nº 627/13.

Service tax
The tax on services (Imposto Sobre Serviços de Qualquer Natureza or “ISS”) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

Tax on financial transactions
The tax on financial transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguro, e Sobre Operações Relativas a Títulos e Valores Mobiliários or “IOF”) is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Annual Report 2013	A-226

Applicable Rates
Type of Transaction	(Rates May Be Changed by a Decree Enacted by the Brazilian Government up to a Maximum Rate, as Described Below, which May Become Effective as of its Publication Date)
Foreign Exchange Transactions	IOF/FX: zero to 6.38% (depending on the transaction)
Maximum rate: 25%

Insurance Transactions	IOF/Insurance: zero to 7.38%
Maximum rate: 25%

Loans and Credit Transactions	IOF/Credit: 0.0041% (individuals and legal entities) per day, until it reaches the 1.5% limit, in 365 days, plus 0.38%
Maximum rate: 1.5% per day (plus 0.38%)

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher)
Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities – Derivatives: zero to 1.0%

Presumed credits ascertained by financial institutions
As discussed in item Regulatory Environment, Regulation of Basel III, Benefits from presumed credits by financial institutions, financial institutions may benefit from presumed credits, calculated based on expenses with allowance for loan and lease losses. This is a complex calculation; however, an additional regulation is expected from the Brazilian Revenue Office and the Central Bank.

Litigation	“Aligned with our vision, we work to create a sustainable relationship with our clients focused on their satisfaction. This will allow us to reach a sustainable performance.”
Claudia Politanski – Itaú Unibanco Holding’s Executive Officer and Itaú Unibanco’s Executive Vice President – Legal Department and Ombudsman Office

Overview
We are not defendants in any significant administrative proceeding before the CVM, SUSEP, the Central Bank or any municipalities. As part of the ordinary course of our business, we are subject to, and we are party to various legal and administrative proceedings (including consumer complaints) filed against us with SUSEP or the Central Bank.

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2013, our provisions for such contingencies were R$18,862 million, of which R$8,974 million are related to tax contingencies, R$5,192 million were related to labor contingencies, R$4,473 million were related to civil contingencies and R$223 million to other contingencies. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information. Our Management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in

Annual Report 2013	A-227

the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our business, financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits.

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

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans. We record provisions for such claims upon service of process for a claim.

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

Annual Report 2013	A-228

The Federal Supreme Court (Supremo Tribunal Federal) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the monetary stabilization plans as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of monetary stabilization plans as applicable to time deposits and other private agreements the Federal Supreme Court has decided that the laws were in accordance with the federal constitution. Due to this contradiction, the Confederação Nacional do Sistema Financeiro (Consif ), an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

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

As of December 31, 2013, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$4,473 million.

Tax litigation
We have certain tax disputes that arise from our ordinary business activities, mainly relating to the constitutionality or legality of certain taxes imposed on us. Contingent liabilities arising from tax disputes are recorded according to the principal amount of taxes in dispute, subject to tax assessment notices, plus interest and, if applicable, penalties and other administrative charges.

A provision for such contingent liability is established if it involves a legal tax obligation, regardless of the probability of winning or losing the dispute. A legal tax obligation exists if the gain or loss of the related litigation depends directly on the determination of whether a currently enforceable law is constitutional or not unconstitutional. In any other situation, a provision is recognized if a loss is probable (prevailing in the litigation is less likely than a loss).

Annual Report 2013	A-229

As of December, 31, 2013, our total amount of provisions related to taxes was R$8,974 million. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits.

The main types of tax disputes for which we have recognized provisions are as follows:
• PIS and COFINS: we claim those taxes should be levied on the revenue arising from sales of goods and services, instead of the total gross revenue.
• CSLL: we claim the unconstitutionality of the increase of the CSLL rate for financial and insurance companies from 9% to 15%.
• IRPJ and CSLL: we claim that these taxes should be applied on profits earned abroad and argue the non-applicability of Normative Instruction of Federal Revenue Services (SRF) No. 213-02.
• PIS: we claim that the Constitutional Amendments No. 10 and No. 17 should not apply retroactively. Periods prior to the effectiveness of such amendments should be ruled in accordance with Law No. 7/70.

No provision is recognized in relation to tax litigation where prevailing is more likely than losing. As of December, 31, 2013, the total actual estimated risk in such litigation was R$10,879 million, which reflects the amount under dispute where a loss is possible.
The main types of such tax disputes are detailed below:
• INSS: we defend and claim that non-wage benefits, such as employee participation in profits, transportation voucher and one-time bonuses, are not subject to social security taxes.
• IRPJ, CSLL, PIS and COFINS: we claim certain tax credits that we have offset against other tax liabilities, which have not been recognized by tax authorities.
• IRPJ, CSLL: we defend that interest on the company’s capital effectively paid to the shareholders, are deductible, even if such interest was accrued in years prior to the year of the effective payment.
• ISS: we defend that certain banking transactions are not subject to tax on service fees.
• IRPJ, CSLL: we defend the deductibility of the amortization of goodwill regarding business combination transactions.

In addition, we participated in the program for cash or installment payment of federal taxes established by Law No. 12,865 of October 9, 2013, which discharged taxpayers who agreed to cease litigation from part of the interests and in full from the penalties applicable. Under this program, we paid part of the disputed amounts in our litigation regarding PIS and COFINS on total revenue, and some tax contingencies that, in accordance with our legal advisors, prevailing in litigation were less likely than losing.

Annual Report 2013	A-230

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that Itaú Unibanco Holding failed to pay approximately R$11,844.7 million of IRPJ, plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in fiscal year 2008, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the operation suggested by the Brazilian tax authorities is not supported in the applicable rules to financial institutions.

On January 30, 2014, we were advised that the Brazilian tax authorities confirmed the notifications in a non-unanimous ruling. We will appeal the decision at the Administrative Tax Appeals Tribunal. We continue to defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective shareholders, and subsequently sanctioned as well by the relevant regulatory authorities, including the CVM, the Central Bank and the CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote..

Labor litigation	Labor unions and former employees file lawsuits against us seeking compensation for alleged violations of their labor contract or related statutory rights. As of December 31, 2013, there were 57,192 labor claims filed against us.

Labor relations	Relationship
We maintain an ongoing dialogue with the labor unions representing all our employees in different professional categories. Respect, transparency and direct interaction with these unions are among our principles. Our priority is to find creative and negotiated solutions to minimize possible differences and to engage with issues involving our employees.

We guarantee freedom of association to our employees and recognize the rights and privileges of those elected to executive positions in the unions, in compliance with Brazilian law and the collective labor conventions to which we are a party. In addition, we allow unions to run unionization campaigns and, when requested, we hold meeting with the unions, its managers and/or employees.

We maintain our commitment to prioritize collective bargaining negotiations and discuss an ongoing agenda of issues with the unions. This agenda enables us to resolve conflicts more efficiently and reinforces our commitment to maintain an ongoing relationship with the labor unions.

Annual Report 2013	A-231

All our employees are supported by collective labor conventions that guarantee rights in addition to those granted by applicable labor law, in addition to other benefits that we may grant to our employees on a non-recurring basis according to our policies. We make consistent efforts to follow the guidelines established with unions in order to increase the health conditions of our employees and provide them with a productive work environment.

During the collective bargaining negotiations of bank employees in 2013, our branches were subject to strikes for 18 business days, resulting in approximately 31.6% of our branches being closed during that period.

During the collective bargaining negotiations of bank employees in 2012, our branches were subject to strikes for 9 business days, resulting in approximately 30.0% of our branches being closed during that period.

During a strike of bank employees in 2011, our branches were subject to strikes for12 business days, resulting in approximately 32.0% of our branches being closed during that period.

In spite of the disruptions to our retail banking operations and, to a lesser extent, our corporate banking operations, we have not historically suffered any significant losses due to these strikes.

Contingencies and labor claims
In 2013, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor law. As of December 31, 2013, there were 57,192 labor claims filed against us.

Annual Report 2013	A-232

The main requests in the labor claims filed by our employees and former employees include:
• Salary differences arising from the application of the 30 working hours per week limit, provided for in Article 224 of the Brazilian Labor Laws Consolidation (CLT), that benefits bank employees whose function does not require special trust from the employer;
• Salary differences arising from overtime not duly registered in the internal systems;
• Claims with respect to the method to establish the overtime work pay; and
• Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas of disabled personnel. In the fiscal year ended December 31, 2013, we paid approximately R$1,270,249 thousand in settlements with former employees and rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information about labor claims.

Annual Report 2013	A-233

Performance

Itaú. Feito para você.

Multiple Service channels

Message from the CFO

Dear Reader,

The year of 2013 was particularly important because it showed the assertiveness of a strategy established in 2011, which was based on a reassessment of the institution’s risk appetite, focused on the improvement of the quality of the loan portfolio, on an effective control of costs and on an agenda for the increase of revenue arising from non-credit products, such as services and insurance. Accordingly, in 2013, Itaú Unibanco Holding was able to increase its profitability and create value for its shareholders.

As it is always in the search for high performance through sustainable results, the institution has obtained important gains from the simplification of processes, the increase in productivity and efficiency in the many product lines and distribution channels, and the quality of the services offered to our clients.

Additionally, the investments in new technologies, such as mobile, internet banking and other means of payment, have allowed for a gradual migration to an increasingly virtual business model and, therefore, even more efficient, agile and modern.

In this rapidly-transforming environment, the Finance unit has had the opportunity to increasingly contribute to support the business units and strategy development of Itaú Unibanco Holding. This contribution is based on the control and planning of operations and on the establishment and strengthening of partnerships with all business units.

Annual Report 2013	A-235

Furthermore, the simplification and centralization of processes in the Finance unit that took place in 2013 have brought about gains in productivity, quality and efficiency. Two illustrative examples are: the combined and integrated information management, which ensures greater timeliness and agility to the institution’s decision-making process, and the development of a new operational platform, which integrates all of Itaú Unibanco Group´s administrative activities, such as payments, procurement and trips.

With respect to the financial statements, we continue to invest in order to ensure high levels of transparency, consistency and quality, both under IFRS and BRGAAP. In 2013, we were on the top of the Company Reporting IFRS Annual Report Benchmarking survey ranking, a report that analyzes the financial statements disclosed by many companies from around the world on an independent, technical and in-depth basis. This is a very nice recognition.

Now, you will have the opportunity to read about Itaú Unibanco Holding’s financial performance.

Have a good reading!

Caio Ibrahim David

Chief Financial Officer of Itaú Unibanco Holding S.A.

Executive Vice-President of Itaú Unibanco S.A.

Annual Report 2013	A-236

Financial performance

Significant	General aspects
accounting policies	The preparation of the consolidated financial statements included in this annual report involves some assumptions that are based on our historical experience and other factors that we deem reasonable and material. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are uncertain by nature. The comments below describe those aspects that require significant judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions or conditions.

Use of estimates and assumptions
The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses and gains and losses during the reporting period because the actual results may differ from those determined based on such estimates and assumptions.

All estimates and assumptions made by management are in accordance with IFRS and represent our best estimates made in conformity with applicable standards. Estimates and judgments are evaluated on an ongoing basis, based on past experience and other factors.

Annual Report 2013	A-237

Allowance for loan and lease losses
The allowance for loan and lease losses represents our estimate of the probable losses inherent to our loan portfolio at the end of each reporting period. In order to determine the amount of the allowance for loan and lease losses, a portfolio is classified into two categories with respect to which specific methodologies are used to estimate losses. Loans and leases are analyzed on an individual or portfolio basis.
• Loans and leases analyzed on an individual basis (corresponding to our corporate portfolio) are individually analyzed for impairment. For those considered to be impaired, we determine the amount of the allowance based on the expected cash flows of the company that will receive the loan. The loans that are not impaired are rated based on risk factors, and the inherent losses for each rating are estimated based on our historical experience, which involves judgments related to identifying risk factors and assigning a rating.
• Loans analyzed on a portfolio basis (corresponding to the following portfolios:
(i) Individuals, (ii) Very Small, Small and Medium Business and (iii) Foreign Units – Latin America) are further segregated into classes, when appropriate, based on their underlying risks and characteristics. The allowance for loan and lease losses is determined by portfolio based on historical experience, which also involves judgments and assumptions.

Many factors affect the estimate of losses in each of the categories for which we estimate the allowance on a portfolio basis, such as the methodology used to measure historical delinquency and the historical period to be used. Additionally, factors affecting the specific amount of the allowances to be recorded are subjective and include economic and political conditions, credit quality trends and volume and growth observed in each portfolio. We present information on our allowance for loan and lease losses in the table below:

In millions of R$	2013	2012	2011
Allowance for Loan and Leases Losses
Amount Recognized in the Balance Sheet	22,235	25,713	23,873
Expense Recognized in the Income Statement	17,856	23,982	20,038

Annual Report 2013	A-238

Fair value of financial instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as held-for-trading and available-for-sale as well as other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2013, 2012 and 2011.

In R$ millions	2013	2012	2011
Financial Instruments Recorded at Fair Value
Assets
Held for Trading	148,860	145,516	121,889
Designated at Fair Value through Profit or Loss	371	220	186
Derivatives	11,366	11,597	8,754
Available for Sale	96,626	90,869	47,510
Total Assets	257,223	248,202	178,339
Share (Derivatives/Total Assets) – %	4.4	4.7	4.9
Liabilities
Held for Trading	371	642	2,815
Derivatives	11,405	11,069	6,747
Total Liabilities	11,776	11,711	9,562
Share (Derivatives/Total Liabilities) – %	96.8	94.5	70.6

We determine the fair value of our financial instruments based on International Financial Reporting Standard (IFRS 13), which defines fair value as the amount for which an asset could be exchanged or a liability transferred in an orderly transaction between market participants.

According to IFRS 13, there are different levels of inputs that may be used to measure the fair value of financial instruments classified as levels 1, 2 and 3.
• Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
• Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and

Annual Report 2013	A-239

• Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2013, 2012 and 2011.

In R$ millions	2013	2012	2011
Level 3
Held-for-Trading	27	20	290
Available-for-Sale Securities	6,489	2,489	1,596
Net Position of Derivatives	119	144	205
Total	6,635	2,653	2,091
Percentage (Held-for-Trading + Available-for-Sale Securities) / Total Level 3 (%)	98.2	94.6	90.2

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 31– Fair Value of Financial Instruments for further details.

Judgments are also required to determine whether there is objective evidence that a financial asset or a group of financial assets is impaired. If there is any evidence of impairment for available-for-sale or held-to-maturity financial assets, the cumulative loss, measured as the difference between the acquisition cost and current fair value, is recognized in the statement of income. The primary factors that are used by management to determine whether there is objective evidence that a financial asset is impaired include the observed period of the loss, the level of the loss, whether we were required to sell the securities before the recovery and the expectation, on the date of analysis, of the possibility of realization of the security. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details about other significant accounting policies.

Contingent liabilities
Contingent liabilities arise mainly from judicial and administrative proceedings inherent to the ordinary course of our business and that are filed by third parties, including former employees and public bodies related to civil, labor, tax and social security claims.

These contingencies are assessed based on the best estimates of our management, taking into consideration the opinion of legal advisors when there is a probability that financial resources will be required to settle obligations and the amount of such obligations can be reliably measured.

Annual Report 2013	A-240

Contingencies are classified as follows, based on likelihood of loss:
• Probable: liabilities are recognized under “provisions” on our consolidated balance sheet.
• Possible: liabilities are disclosed on our financial statements but no provisions are recorded.
• Remote: liabilities do not require provision or disclosure.

Contingent liabilities for which provisions are recorded and those classified as having as “possible” likelihood of loss are evaluated based on our best estimates, using models and criteria that allow their proper evaluation despite the uncertainty that is inherent to terms and amounts.

Significant changes in accounting standards
Please refer to section Performance, item Consolidated financial statements (IFRS), Note 2.2
– New Pronouncements; Changes to and Interpretations of Existing Pronouncements for further details about information on significant changes in accounting standards.

Accounting practices adopted in Brazil
Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our consolidated financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are applicable to institutions authorized to operate by the Central Bank. The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (the “CPC”), which started to issue standards in 2007, and by the Federal Accounting Council (the “CFC”). In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the National Monetary Council (the “CMN”), which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.Please refer to section Itaú Unibanco Holding, item Our History and Profile for further details.

Annual Report 2013	A-241

Regulation applicable to the presentation of the financial statements Brazilian regulation establishes specific rules for the consolidation of financial statements by financial institutions. Under current Central Bank regulation, financial institutions, except for credit cooperatives, are required to prepare consolidated financial statements including investments directly or indirectly held in other companies, individually or jointly controlled, and with respect to which such financial institutions have (i) the right to appoint or designate the majority of the company’s board of directors; (ii) the right to appoint or remove the majority of the company’s executives and directors; and/or (iii) operational or shareholding control. This regulation applies to the entire group to which a financial institution belongs.

Assets	Portfolio of securities and derivative financial instruments

General information
We present our portfolio of held-for-trading financial assets, available-for-sale financial assets, held-to-maturity financial assets and derivative financial instruments as of December 31, 2013, 2012 and 2011.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see Note 13 – Investments in associates and joint ventures to the consolidated financial statements. Held-for-trading and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details.

As of December 31, 2013, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$165,296 million and R$162,779 million, respectively, which represented 193.3% of our consolidated stockholders’ equity as of that date. As of December 31, 2013, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative assets and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on BM&FBovespa.

Annual Report 2013	A-242

Held-for-Trading
Listed below are the assets acquired and accrued mainly for the purpose of selling in the short term or when they are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value Through Profit or Loss, for further details.

	(in millions of R$, except percentages)
	2013	% of total	2012	% of total	2011	% of total
Financial Assets Held for Trading	148,860	100.0	145,516	100.0	121,889	100.0
Investment Funds	1,062	0.7	1,468	1.0	1,339	1.1
Government Securities – Domestic	113,039	75.9	112,492	77.3	94,824	77.8
Brazilian Government Securities	111,135	74.7	111,206	76.4	93,914	77.0
Brazilian External Debt Bonds	1,904	1.3	1,286	0.9	910	0.7
Government Securities – Abroad	679	0.5	872	0.6	802	0.7
Argentina	99	0.1	106	0.1	225	0.2
United States	18	0.0	345	0.2	292	0.2
Mexico	182	0.1	225	0.2	205	0.2
Chile	6	0.0	108	0.1	50	0.0
Uruguay	41	0.0	33	0.0	27	0.0
Colombia	226	0.2	34	0.0	3	0.0
Belgium	107	0.1	-	0.0	-	0.0
Peru	-	0.0	21	0.0	-	0.0
Corporate Securities	34,080	22.9	30,684	21.1	24,924	20.4
Shares	2,896	1.9	2,815	1.9	2,297	1.9
Securitized Real Estate Loans	12	0.0	21	0.0	24	0.0
Bank Deposit Certificates	3,006	2.0	2,933	2.0	7,820	6.4
Debentures	5,097	3.4	4,636	3.2	3,526	2.9
Eurobonds and Other	1,278	0.9	1,612	1.1	1,431	1.2
Financial Credit Bills	21,566	14.5	18,441	12.7	8,973	7.4
Promissory Notes	27	0.0	20	0.0	290	0.2
Other	198	0.1	206	0.1	563	0.5
Financial Assets Held for Trading as a Percentage of Total Assets – %	14.5		15.2		14.9

Annual Report 2013	A-243

We note that Brazilian government bonds represented over 74.7% of our portfolio of held-for-trading securities in 2013. Brazilian government bonds represented 10.8% of total assets in the same period.

Available-for-Sale

Listed below are financial assets that, according to management’s understanding, may be sold in response to, or before changes in, market conditions and are not classified as financial assets at fair value through profit or loss, loans and receivables or held to maturity. Please refer to section Performance, item Consolidated financial statements (IFRS), Note 10 – Available for Sale Financial Assets, for further details.

	(in millions of R$, except percentages)
	2013	% of total	2012	% of Total	2011	% of Total
Available-for-Sale Financial Assets	96,626	100.0	90,869	100.0	47,510	100.0
Investment Funds	211	0.2	255	0.3	806	1.7
Government Securities – Domestic	39,648	41.0	43,527	47.9	18,330	38.6
Brazilian Government Securities	27,939	28.9	25,462	28.0	12,424	26.2
Brazilian External Debt Bonds	11,709	12.1	18,065	19.9	5,906	12.4
Government Securities – Abroad	8,658	9.0	7,137	7.9	4,317	9.1
United States	1,101	1.1	375	0.4	-	0.0
Mexico	-	0.0	-	0.0	11	0.0
Italy	94	0.1	-	0.0	-	0.0
Denmark	2,631	2.7	2,554	2.8	1,949	4.1
Spain	-	0.0	-	0.0	418	0.9
Korea	2,455	2.5	1,662	1.8	295	0.6
Chile	1,047	1.1	1,534	1.7	995	2.1
Paraguay	638	0.7	491	0.5	344	0.7
Uruguay	420	0.4	294	0.3	268	0.6
Belgium	51	0.1	71	0.1	-	0.0
France	88	0.1	57	0.1	37	0.1
United Kingdon	-	0.0	83	0.1	-	0.0
Netherlands	126	0.1	-	0.0	-	0.0
Other	7	0.0	16	0.0	-	0.0
Corporate Securities	48,109	49.8	39,950	44.0	24,057	50.6
Shares	2,025	2.1	3,812	4.2	3,978	8.4
Securitized Real Estate Loans	12,275	12.7	8,568	9.4	8,014	16.9
Bank Deposit Certificates	2,181	2.3	391	0.4	274	0.6
Debentures	15,507	16.0	13,964	15.4	7,236	15.2
Eurobonds and Others	4,896	5.1	5,596	6.2	3,638	7.7
Promissory Notes	1,227	1.3	777	0.9	646	1.4
Rural Product Note	625	0.6	778	0.9	108	0.2
Financial Credit Bills	8,804	9.1	5,720	6.3	-	0.0
Other	569	0.6	344	0.4	163	0.3
Available-for-Sale Financial Assets as a Percentage of Total Assets – %	9.4		9.5		5.8

Annual Report 2013	A-244

Brazilian government bonds and debt securities of companies represented 28.9% and 49.8%, respectively, of our portfolio of available-for-sale securities in 2013. Brazilian government bonds and debt securities of companies classified as available-for-sale securities, which are used as hedge for our subordinated debt portfolio, represented 2.7% and 4.7%, respectively, of total assets in the same period.

Held-to-Maturity

Listed below are non-derivative financial assets that with respect to which we have the intention and financial ability to held to maturity. Please refer to section Performance, item Consolidated financial statements (IFRS), Note 11 – Held to Maturity Financial Assets, for further details.

	(in millions of R$, except percentages)
	2013	% of Total	2012	% of Total	2011	% of Total
Held-to-Maturity Financial Assets	10,116	100.0	3,202	100.0	3,105	100.0
Government Securities – Domestic	10,092	99.8	3,131	97.8	3,008	96.9
Brazilian Government Securities	3,778	37.3	3,013	94.1	2,812	90.6
Brazilian External Debt Bonds	6,314	62.4	118	3.7	196	6.3
Government Securities – Abroad – Uruguay	23	0.2	20	0.6	-	0.0
Corporate Securities	1	0.0	51	1.6	97	3.1
Debentures	-	0.0	-	0.0	30	1.0
Eurobonds and Others	1	0.0	51	1.6	65	2.1
Securitized Real Estate Loans	-	0.0	-	0.0	2	0.1
Held-to-Maturity Financial Assets, as a Percentage of Total Assets – %	1.0		0.3		0.4

Annual Report 2013	A-245

Derivatives

These are classified on the date of their acquisition in accordance with management’s intention to use them as a hedging instrument, as determined by Brazilian regulation. Our derivatives portfolio (assets and liabilities) is composed of futures, forward, swaps, options and credit derivatives, as stated in the table below:

Derivative financial instruments

	(in millions of R$, except percentages)
Assets	2013	%	2012	%	2011	%
Futures	-	0.0	-	0.0	26	0.3
Options Premiums	1,717	15.1	1,906	16.4	2,443	27.9
Forwards (Brazil)	3,315	29.2	3,530	30.4	1,879	21.5
Swaps – Difference Receivable	4,442	39.1	3,686	31.8	2,750	31.4
Credit Derivative	686	6.0	728	6.3	610	7.0
Forwards (Offshore)	555	4.9	379	3.3	451	5.2
Swaps with Target Flow	88	0.8	35	0.3	4	0.0
Others	563	5.0	1,333	11.5	591	6.8
Total Derivative Financial Instruments Assets	11,366	100.0	11,597	100.0	8,754	100.0
Derivative Financial Instruments as Percentage of Total Assets – %	1.1		1.2		1.1

	(in millions of R$, except percentages)
Liabilities	2013	%	2012	%	2011	%
Futures	(33)	0.3	(23)	0.2	-	0.0
Options Premiums	(1,921)	16.8	(2,281)	20.6	(2,606)	38.6
Forwards (Brazil)	(1,862)	16.3	(2,293)	20.7	(818)	12.1
Swaps – Difference Payable	(6,111)	53.6	(5,068)	45.8	(2,798)	41.5
Credit Derivative	(391)	3.4	(90)	0.8	(106)	1.6
Forwards (Offshore)	(560)	4.9	(346)	3.1	(326)	4.8
Swaps with Target Flow	(145)	1.3	(42)	0.4	(2)	0.0
Others	(382)	3.3	(926)	8.4	(91)	1.3
Total Derivative Financial Instruments Liabilities	(11,405)	100.0	(11,069)	100.0	(6,747)	100.0
Derivative Financial Instruments as Percentage of Total Liabilities – %	1.1		1.2		0.8

Please refer to section Performance, item Consolidated financial statements, Note 8 – Derivatives for further details.

Annual Report 2013	A-246

Distribution of our financial assets by maturity

	(in millions of R$, except percentages)
	Maturity
	No Stated		Due in		Due after		Due after		Due after
	Maturity		1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		10 Years		Total
		Average		Average		Average		Average		Average		Average
	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %
Financial Assets Held for Trading, at Fair Value	3,958		47,375		81,031		8,935		7,561		148,860
Investment Funds[1]	1,062	0.0	-	0.0	-	0.0	-	0.0	-	0.0	1,062	0.0
Government Securities – Domestic	-		37,337		62,537		6,043		7,122		113,039
Brazilian Government Securities	-	0.0	37,337	2.2	61,365	1.8	5,353	2.2	7,080	3.9	111,135	2.1
Brazilian External Debt Bonds	-	0.0	-	0.0	1,172	9.3	690	6.0	42	2.8	1,904	8.0
Government Securities – Abroad	-		248		230		4		197		679
Argentina	-	0.0	78	1.8	18	8.3	-	0.0	3	1.6	99	3.0
United States	-	0.0	-	0.0	11	2.4	4	2.8	3	3.6	18	2.7
Mexico	-	0.0	-	0.0	-	0.0	-	0.0	182	5.3	182	5.3
Chile	-	0.0	5	6.0	-	0.0	-	0.0	1	0.0	6	5.0
Uruguay	-	0.0	17	4.4	24	12.9	-	0.0	-	0.0	41	9.4
Colombia	-	0.0	148	3.8	70	7.8	-	0.0	8	6.1	226	5.1
Belgium	-	0.0	-	0.0	107	3.5	-	0.0	-	0.0	107	3.5
Corporate Securities	2,896		9,790		18,264		2,888		242		34,080
Shares	2,896	0.0	-	0.0	-	0.0	-	0.0	-	0.0	2,896	0.0
Securitized Real Estate Loans	-	0.0	9	9.2	-	0.0	3	0.0	-	0.0	12	6.9
Bank Deposit Certificates	-	0.0	2,382	0.0	624	0.0	-	0.0	-	0.0	3,006	0.0
Debentures	-	0.0	630	0.2	3,225	0.1	1,028	0.2	214	0.4	5,097	0.1
Eurobonds and Other	-	0.0	44	8.9	1,091	7.3	115	6.6	28	7.1	1,278	7.3
Financial Credit Bills	-	0.0	6,527	0.0	13,297	0.0	1,742	0.0	-	0.0	21,566	0.0
Promissory Notes	-	0.0	27	0.0	-	0.0	-	0.0	-	0.0	27	0.0
Other	-	0.0	171	0.0	27	0.0	-	0.0	-	0.0	198	0.0
Financial Assets Designated at Fair Value Through Profit or Loss – Government Securities – Domestic – Brazilian External Debt Bonds	371		-		-		-		-		371
Derivatives	-		7,027		3,377		889		73		11,366

Annual Report 2013	A-247

	(in millions of R$, except percentages)
	Maturity
	No Stated		Due in		Due after		Due after		Due after
	Maturity		1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		10 Years		Total
		Average		Average		Average		Average		Average		Average
	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %	R$	Yield %
Available-for-Sale Financial Assets, at Fair Value	2,232		36,035		26,430		14,792		17,137		96,626
Investment Funds[1]	207	0.0	4	0.0	-	0.0	-	0.0	-	0.0	211	0.0
Government Securities – Domestic	-		19,564		3,812		4,482		11,790		39,648
Brazilian Government Securities	-	0.0	19,430	2.0	1,674	4.9	1,353	4.6	5,482	4.7	27,939	2.8
Brazilian External Debt Bonds	-	0.0	134	6.3	2,138	6.0	3,129	5.9	6,308	8.9	11,709	7.5
Government Securities – Abroad	-		4,549		3,937		172		-		8,658
United States	-	0.0	115	0.0	921	1.2	65	0.0	-	0.0	1,101	1.0
Italy	-	0.0	-	0.0	94	2.8	-	0.0	-	0.0	94	2.8
Denmark	-	0.0	1,653	6.1	978	7.5	-	0.0	-	0.0	2,631	6.6
Korea	-	0.0	1,129	0.0	1,326	0.0	-	0.0	-	0.0	2,455	0.0
Chile	-	0.0	1,018	5.3	29	3.1	-	0.0	-	0.0	1,047	5.2
Paraguay	-	0.0	413	6.7	225	8.3	-	0.0	-	0.0	638	7.3
Uruguay	-	0.0	221	0.1	157	0.1	42	0.1	-	0.0	420	0.1
Belgium	-	0.0	-	0.0	51	2.8	-	0.0	-	0.0	51	2.8
France	-	0.0	-	0.0	88	3.3	-	0.0	-	0.0	88	3.3
Netherlands	-	0.0	-	0.0	61	0.0	65	0.0	-	0.0	126	0.0
Other	-	0.0	-	0.0	7	0.9	-	0.0	-	0.0	7	0.9
Corporate Securities	2,025		11,918		18,681		10,138		5,347		48,109
Shares	2,025	0.0	-	0.0	-	0.0	-	0.0	-	0.0	2,025	0.0
Securitized Real Estate Loans	-	0.0	954	2.6	3,500	1.0	3,195	2.8	4,626	3.9	12,275	2.7
Bank Deposit Certificates	-	0.0	2,170	0.8	11	0.0	-	0.0	-	0.0	2,181	0.8
Debentures	-	0.0	1,135	1.4	7,545	2.2	6,135	2.0	692	7.1	15,507	2.3
Eurobonds and Others	-	0.0	509	3.5	3,641	3.4	746	5.7	-	0.0	4,896	3.8
Promissory Notes	-	0.0	1,227	0.0	-	0.0	-	0.0	-	0.0	1,227	0.0
Rural Product Note	-	0.0	257	12.0	306	11.2	62	10.4	-	0.0	625	11.4
Financial Credit Bills	-	0.0	5,660	0.0	3,144	1.7	-	0.0	-	0.0	8,804	0.6
Other	-	0.0	6	0.0	534	0.0	-	0.0	29	0.0	569	0.0
Held-to-Maturity Financial Assets, at Amortized Cost	-		98		158		5,498		4,362		10,116
Government Securities – Domestic	-		98		144		5,497		4,353		10,092
Brazilian Government Securities	-	0.0	-	0.0	144	0.0	1,240	0.0	2,395	0.0	3,778	0.0
Brazilian External Debt Bonds	-	0.0	98	6.8	-	0.0	4,257	5.7	1,958	8.8	6,314	6.7
Government Securities – Abroad	-		-		14		-		9		23
Uruguay	-	0.0	-	0.0	14	7.5	-	0.0	9	7.9	23	7.7
Corporate Securities	-		-		-		1		-		1
Eurobonds and Others	-	0.0	-	0.0	-	0.0	1	6.9	-	0.0	1	6.9

1.	Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

Annual Report 2013	A-248

	(in millions of R$)
	Fair Value				Amortized Cost
	Financial	Financial		Available-	Held-to-
	Assets	Assets		for-Sale	Maturity
	Held for	Designated		Financial	Financial
	Trading	at Fair Value	Derivatives	Assets	Assets	Total
As of December 31, 2013	148,860	371	11,366	96,626	10,116	267,339
Denominated in Brazilian Currency	127,934	-	11,351	73,717	5,020	218,022
Denominated in Brazilian Currency and Indexed by Foreign Currency[1]	20,397	-	-	11,927	5,096	37,420
Denominated in Foreign Currency[1]	529	371	15	10,982	-	11,897

As Of December 31, 2012	145,516	220	11,597	90,869	3,202	251,404
Denominated in Brazilian Currency	122,970	-	11,563	66,484	3,043	204,060
Denominated in Brazilian Currency and Indexed by Foreign Currency[1]	21,959	-	-	14,610	159	36,728
Denominated in Foreign Currency[1]	587	220	34	9,775	-	10,616

As Of December 31, 2011	121,889	186	8,754	47,510	3,105	181,444
Denominated in Brazilian Currency	108,755	-	8,655	37,670	2,823	157,903
Denominated in Brazilian Currency and Indexed by Foreign Currency[1]	12,602	-	-	5,690	282	18,574
Denominated in Foreign Currency[1]	532	186	99	4,150	-	4,967

1.	Predominantly U.S. dollar.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments on December 31, 2013 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the fair value of derivative financial instruments, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value through Profit or Loss and Note 36 – Management of Financial Risks.

Annual Report 2013	A-249

	(in millions of R$)
	Notional Amounts
		Denominated
		in or Linked to
	Brazilian	Foreign
	Currency	Currency	Total
Derivative Financial Instruments
Swap Contracts
Buy (Sale) Commitments, Net	8,260	(8,260)	-
Forward Contracts
Buy (Sale) Commitments, Net	(35,686)	(10,424)	(46,110)
Future Contracts
Buy (Sale) Commitments, Net	(138,820)	(100,609)	(239,429)
Option Contracts
Buy (Sale) Commitments, Net	62,539	11,189	73,728
Others
Buy (Sale) Commitments, Net	9,031	(1,631)	7,400

Exposure to GIIPS

Our gross exposure to the sovereign bonds of the GIIPS countries as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries as of December 31, 2013, is set forth in the table below.

	(in millions of R$)
	As of December 31, 2013
							Total
	Segment	Credit	Co-Obligation	Sovereign	Bond	Derivative	Exposure
Italy	Corporate	-	-	94	-	-	94
	Financial	-	8	-	-	-	8
Portugal	Corporate	719	5	-	-	1	725
	Financial	-	-	-	6	-	6
Spain	Corporate	877	519	-	-	1	1.397
	Financial	-	149	-	-	1	150
Total		1,596	681	94	6	3	2,380

Annual Report 2013	A-250

The gross exposure presented above, primarily related to our exposure to corporate credits, amounted R$2,380 million as of December 31, 2013, with co-obligations in the amount of R$681 million. The exposure presented above has been calculated based on our estimated realizable value, which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties, in which case the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries amounted to R$3.0 million as of December 31, 2013.

Compulsory deposits with the Central Bank

The Central Bank requires compulsory deposits from Brazilian financial institutions.The compulsory deposits are mechanisms to control the liquidity of the Brazilian financial system as well as a monetary policy resource of the Brazilian government. These requirements are applied to banking transactions, such as demand deposits, savings account deposits and time deposits. See below the compulsory deposit rates required for each type of investment:

				2013	2012	2011
Compulsory Deposits		Regulation[1]	Yield	(%)	(%)	(%)
Demand Deposits
	Compulsory	Circular No. 3,632	Zero	44	45	45
	Additional Compulsory	Circular No. 3,655	SELIC	0	5	8
	Rural[2]	Resolution No. 4,096	Zero	34	30	25
	Microcredit[2]	Resolution No. 4,000	Zero	2	2	2

Savings Accounts[3]
	Compulsory	Circular No. 3,093	TR + 6.17% p.a.	20	20	20
	Additional Compulsory	Circular No. 3,655	SELIC	10	10	10
	Real Estate Financing[2]	Resolution No. 3,932	Zero	65	65	65

Time and Interbank Deposits Received from Leasing
	Compulsory	Circular No. 3,569	SELIC	20	14	15
	Additional Compulsory	Circular No. 3,655	SELIC	8	4	8

1. Most recent regulation on the matter.

2. This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.

3. Remuneration on funds in savings deposits:

For deposits made until March 5, 2012, inclusive: TR + 6.17% p.a.

For deposits made after March 5, 2012:

a. If the target of the SELIC rate is higher than 8.5% p.a.: TR + 6.17% p.a.

b. If the target of the SELIC rate is lower than 8.5% p.a.: TR + 70% of the target of the SELIC rate p.a.

Annual Report 2013	A-251

The most recent changes to the compulsory deposit rates were:

•	The additional requirement on demand deposits was reduced from 6% to 0% in November 2012.

• The additional requirement on time deposits was reduced from 12% to 11% in November 2012.

•	Adjustment of the non-interest-bearing portion of time deposits in November 2013.

The regulations that govern the compulsory deposit rates are frequently changed by the Central Bank in accordance with the economic scenario and in response to its views on Brazilian monetary policy. On December 31, 2013, we recorded the amount of R$77,010 million in compulsory deposits in cash compared with R$63,701 million on December 31, 2012, R$71,877 million and R$57,253 million of which are interest-bearing. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 5 – Central Bank Compulsory Deposits for further details.

	(in millions of R$, except percentages)
	2013		2012		2011
		% of Total		% of Total		% of Total
		Compulsory		Compulsory		Compulsory
	R$	Deposits	R$	Deposits	R$	Deposits
Non-Interest Bearing Deposits[1]	5,133	6.7	6,448	10.1	5,730	5.8
Interest-Bearing Deposits[2]	71,877	93.3	57,253	89.9	92,323	94.2
Total	77,010	100.0	63,701	100.0	98,053	100.0

1.	Mainly related to demand deposits.
2.	Mainly related to time and savings deposits.

Loan and lease operations

Substantially all of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 60.0% of our credit portfolio consists of transactions with fixed interest rates and 40.0% of transactions with variable interest rates.

Annual Report 2013	A-252

	(in millions of R$)
Loan and Lease	2013		2012		2011		2010
Operations, by Type[1]	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
Individuals	167,431	13,853	150,921	14,844	149,391	13,684	126,805	11,146
Credit Card	53,149	2,952	40,531	2,863	38,961	3,825	33,041	3,306
Personal Loans	26,635	6,488	26,749	6,841	25,876	4,842	17,144	3,590
Payroll Loans	22,571	1,133	13,550	867	10,107	556	8,402	429
Vehicles	40,584	3,245	51,646	4,227	60,463	4,415	60,151	3,709
Mortgage Loans	24,492	35	18,445	46	13,984	46	8,067	112

Corporate	126,413	1,783	103,729	1,362	91,965	703	74,565	544

Small and Medium Businesses	81,601	6,085	85,185	9,091	85,649	9,197	79,950	8,041

Foreign Loans Latin America	36,257	514	27,149	416	19,259	289	13,517	263

Total Loans and Advances to Clients	411,702	22,235	366,984	25,713	346,264	23,873	294,837	19,994

1.	We consider all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans was R$18,065 million, R$20,791 million, R$20,439 million and R$14,736 million as of December 31, 2013, 2012, 2011 and 2010, respectively. Non-accrual loans are presented in the table above in the appropriate category of loan and lease. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2013, 2012, 2011 and 2010 was R$1,681 million, R$1,852 million, R$1,914 million and R$1,548 million, respectively.
•	The Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans.
•	The Corporate portfolio consists primarily of loans made to large corporate clients.
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies.
•	The Foreign Loans Latin America portfolio consists primarily of loans granted by our operations in Argentina, Chile, Paraguay and Uruguay, primarily to individuals.

As of December 31, 2013, total loan and lease operations reached R$411,702 million, a 12.2% increase compared to December 31, 2012. Loans to individuals increased by 10.9%, while loans to companies increased by 10.1% compared to 2012. During 2013, we increased the volume of credit card lending, payroll loans, mortgage loans and loans to corporate clients, but decreased the volume of loans to individuals for vehicles and personal loans and to small companies.

With respect to loans and leases that are not classified as non-accrual or overdue and that have not been renegociated as of December 31, 2013, we are unaware of any information about borrowers’credit problems that could cause us to have doubts regarding their ability to pay us.

As of December 31, 2013, loans to individuals totaled R$167,431 million, an increase of 10.9% compared to December 31, 2012. The increase is primarily a result of the increases of 31.1% in credit cards loans to R$53,149 million, mainly due to the impact of the acquisition of Credicard, of 32.8% in mortgage loans to R$24,492 million, mainly due to our focus on portfolios with lower delinquency rates, of 66.6% in payroll loans to R$22,571 million, due to a continued growth in our retail branch payroll loan operations and to the association agreement with BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a new financial institution, Itaú BMG Consignado. This association supplemented our payroll loan distribution strategy and improved the risk profile of our loan portfolio. Vehicle financing

Annual Report 2013	A-253

decreased 21.4% as of December 31, 2013 compared to 2012, totaling R$40,584 million, as a result of continued application of stricter requirements for granting such loans in this period, which has led to increased down payment requirements and shorter financing terms.

As of December 31, 2013 loans to companies totaled R$208,014 million. Loans to small and medium businesses decreased 4.2% in 2013 compared to 2012, totaling R$81,601 million. Loans to corporate clients increased 21.9% in 2013 compared to 2012, totaling R$126,413 million.

The balance of our foreign loans from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Uruguay and Paraguay) totaled R$36,257 million as of December 31, 2013, an increase of 33.5% compared to 2012, mostly as a result of the growth of operations in the countries where we operate. The growth was due to a combination of the development of our operations and the devaluation of the real against several foreign currencies, particularly the U.S. dollar.

As of December 31, 2012, total loan and lease operations reached R$366,984 million, a 6.0% increase compared to 2011. Loans to individuals increased by 1.0%, while loans to companies increased by 6.4% compared to 2011. During 2012, we increased the volume of credit card lending, payroll loans, mortgage loans and loans to corporate clients, but decreased the volume of loans to individuals for vehicles and to small companies.

As of December 31, 2012, loans to individuals totaled R$150,921 million, an increase of 1.0% compared to December 31, 2011. The increase was primarily a result of the increases of 31.9% in mortgage loans, to R$18,445 million and of 34.1% in payroll loans, to R$13,550 million, as a result of our focus on less risky portfolios, partially offset by a decrease of 14.6% in vehicle financing, to R$51,646 million as of December 31, 2012, in each case compared to 2011, as a result of continued application of our stricter requirements for granting loans during this period, which have led to increased down payment requirements and shorter financing terms.

As of December 31, 2012, loans to companies totaled R$188,914 million, an increase of 6.4%, compared to 2011. Loans to small and medium businesses decreased 0.5%, as of December 31, 2012 compared to 2011, totaling R$85,185 million. Loans to corporate clients increased 12.8%, as of December 31, 2012 compared to 2011, totaling R$103,729 million, in particular in export/import financing, payroll loans acquired from other financial institutions and working capital facilities.

The balance of our foreign loans from our operations in Latin America outside Brazil (Argentina, Chile, Uruguay and Paraguay) totaled R$27,149 million as of December 31, 2012, an increase of 41.0% compared to 2011. The growth was due to a combination of the increase in our operations and the devaluation of the real against several foreign currencies, particularly the U.S. dollar.

Annual Report 2013	A-254

The following table presents our loan and lease portfolio by category of transaction, presented in accordance with U.S. GAAP.

(in millions of R$)
U.S. GAAP
Portfolio of Loan and Lease Operations by Type of Transaction under U.S. GAAP	2009
Type of Loans and Leases[1]
Commercial:
Industrial and Others	104,505
Import Financing	1,895
Export Financing	6,823
Real Estate Loans (Primarily Residential Housing Loans)	10,939
Lease Financing (Primarily Vehicle Financing)	47,230
Public Sector (Domestic)	1,611
Individuals:
Overdraft	4,119
Consumer Finance Operations	32,701
Credit Card	30,781
Agricultural	5,132
Allowance for Loan and Lease Losses	(19,968)
Loans, Net of Allowance for Loan and Lease Losses	225,768

1.	The contractual amount of non-accrual loans was R$15,499 million as of December 31, 2009. The interest income foregone on our non-accrual loans for 2009 was R$1,564 million.

•	The commercial portfolio consists primarily of short-term loans as well as medium-term loans and financing for large, medium, and small companies. We also act as a financial agent for the Brazilian government through BNDES and its affiliates for the onlending of money to target groups of private sector borrowers. Our trade financing activities focus on export, pre-export and import financing.
•	The real estate portfolio consists primarily of loans for the construction, refurbishment, extension and acquisition of homes. We fund real estate loans primarily from Central Bank mandated portions of our savings account deposits. We extended real estate loans principally to retail bank customers to finance home acquisitions. Maturity is generally limited to 15 years.
•	The lease financing portfolio consists primarily of automobiles leased to individuals and machinery and equipment leased to corporate and middle market borrowers. We are a major participant in the Brazilian leasing market through our subsidiary, Itauleasing.
•	The public sector portfolio consists primarily of loans to federal government, state and municipal entities.

Annual Report 2013	A-255

•	The individuals portfolio consists primarily of providing individual customers with three main credit products: overdraft accounts protection, consumer finance operations and credit card. In addition, we are one of the largest issuers of credit cards in Brazil under the Itaucard brand.
•	The agricultural portfolio consists primarily of obtaining funding for our Agricultural loans from Central Bank mandated portions of our deposit base. We extended agricultural loans principally to agro-industrial borrowers.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 28.7%, 23.9% and 22.1% of our loan portfolio as of December 31, 2013, 2012 and 2011, respectively.

Loan approval process	We have a credit risk management structure managed by our business units, and an independent, centralized credit risk control unit, as required by Brazilian regulation.

Our business units devise their credit policies based on internal factors, such as client’s risk profile, performance of the portfolio, default levels, return rates, and allocation of economic capital, as well as external factors related to the economic environment, interest rates, market default indicators, inflation and unemployment rates.

Our credit policies contemplate the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds.

Our independent credit risk control unit is responsible for assessing the credit policies devised by our business units and for the consolidated monitoring of our credit portfolio, among other duties.

The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

Annual Report 2013	A-256

The results of the credit portfolio monitoring activities are reported to our Senior Management. These results provide the Senior Management a global view of our group’s exposure to risk, indicators of deterioration in portfolio quality and the impact on us of potential changes in the economic environment.

Our credit risk management governance is based on committees, which report to our Senior Management. Our Senior Management is responsible for assessing the market’s competitive conditions, establishing our credit limits and approving risk control policies and practices. Please refer to section Our Risk Management, item – Risk and Capital Management, Risk Management Credit Risk.

Individuals

Our branch network extends nationwide and adopts a client segmentation strategy pursuant to which products and services are developed to meet the specific needs of a diversified client base. Credit products offered at our branch network and through our electronic channels include overdraft protection, credit cards, personal loans and vehicle financing, among others.

Credit may be granted to individuals on a pre- approved basis or through a traditional approval process, as further described below. Under both circumstances, decisions are made based on credit quality principles, such as credit rating supported by statistical models, percentage of a client’s committed income or credit restrictions, defined by us or the market.

In all cases, an internal credit score is applied and a cut-off threshold is defined for each product line.

In the case of pre-approved credit, if a client’s risk profile is within the cut-off threshold and parameters established under our credit policy, the credit is considered pre-approved and is automatically available to the client. In the cases where credit is not pre-approved, credit review is carried out through a traditional process under which proposals are assessed on an individual basis by a credit expert. Under this process, approvals are decided by a credit desk, since commercial managers do not have authority to approve individual applications.

Documentation required at the moment the client decides to open an account with us or when we grant a loan includes an application form with the client’s signature, personal identification and proof of income.

Credit cards

This business comprises Itaucard and Hipercard (starting from 2013 the “Hiper”) credit cards as well as credit cards from associations and commercial agreements with important

Annual Report 2013	A-257

retailers. Our credit cards are available to account-holding or non-account holding clients, and can be applied for by telephone, internet or points of service at our partner institutions.

The credit granting process for credit cards includes a pre-qualification phase in which internal or market restrictive filters are applied. For eligible clients, the maximum credit amount offered takes into consideration the client’s risk, based on statistical models specifically designed for credit cards (application score) and on the applicants’ income. A fixed interest rate is applied to revolving credit transactions.

Personal loans

Our decision on whether to grant loans to our account holders takes into account the client’s income level and our internal client credit rating, which is based on internally developed statistical models. Through these models, we determine which clients will receive credit offers and in which amounts, the maximum number of installments and the maximum amount for monthly installments, based on fixed interest rates.

Payroll loans

Our payroll loan is available to account-holding or non-account holding clients. Fixed installments are directly deducted from the borrower’s salary by the employer and transferred to the bank’s account, without being recorded in the debtor’s account.

The maximum percentage of installment is defined by law and is limited to 30% of a client’s net income.

Our strategy in this sector is to focus on loans to retirees and pensioners of the government, which, combined with our good management practices and credit policies, allows us to increase the portfolio with low delinquency levels compared to other portfolios.

Documentation required includes personal identification, proof of payroll and residence and proof of the bank account where the client receives payroll benefits. If the salary is deposited at our bank, this documentation is not necessary.

Itaú BMG Consignado is the financial institution controlled by Itaú Unibanco Holding that aims at the offering, distribution and sale of payroll loans in Brazil. This operation started in December 2012 and enables us to expand our business in this sector.

Vehicle financing

Vehicle financing proposals are submitted through (i) partner car dealers throughout Brazil for all types of clients (whether account holders or not) or (ii) directly at our branches or through electronic channels for account holders.

Annual Report 2013	A-258

A client’s internal credit rating and the terms and conditions of the proposed transaction are taken into account. If the proposed transaction meets all of our credit policy requirements, which determine maximum installment amounts, loan to value (LTV), and maturity, and the client’s personal information is validated by credit protection services, the loan is automatically approved.

A fixed interest rate is set based on the credit rating and the characteristics of the transaction. All vehicle financing transactions are guaranteed by the asset itself, and the maximum LTV is defined to support any possible stress periods.

Mortgage loans

In addition to our branch network, we have entered into partnerships with large real estate brokers in Brazil, which originate real estate financing transactions for us on an exclusive basis and in different cities across the country.

The approval of real estate loans is based on assumptions involving the portion of a client’s income to be committed to loan repayments, the client rating according to our internal rating system and the maximum LTV, so that even under a stress scenario LTV is kept at adequate levels. Interest rates are fixed.

The data included in the financing proposal is analyzed, validated and confirmed by supporting documentation provided by the client. The proposal may be rejected if the information provided to us is found to be inconsistent, the proposal fails to meet our current policy requirements or any requested information fails to be provided.

Credit to very small and small companies

We offer products such as working capital financing and discount of trade receivables to very small and small companies.

Credit limits to very small and small companies are assigned according to a client’s revenues and are based on a business risk assessment, as well as on other criteria such as the financial condition of the entity’s shareholders or owners, the identification of possible credit restrictions and an evaluation of the economic sector in which the company operates.

Similarly to our procedures for granting of loans to individuals, credit may be granted to very small and small companies pursuant to a pre-approved limit or subject to an individual analysis by a credit desk.

Documentation required includes the company’s governing documents, proof of revenues and information on the partners or shareholders.

Annual Report 2013	A-259

Much of the credit for companies requires guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Working capital financing may be collateralized by trade receivables, checks receivable or credit cards receivable or may be collateralized by the company’s partners or shareholders and/or third parties.

Interest rate can be fixed or variable depending on the product that is chosen by the client.

Corporate credit

The credit analysis process for middle market and large companies is carried out based on the financial condition of such companies and any economic groups to which they belong. The credit analysis takes into account the company’s history, financial capacity and adequacy of the requested transaction to the client’s needs. This analysis is based on the company’s financial statements (balance sheet, statement of income, statement of cash flows), on-site meetings with the company, market conditions, analysis of the economic sector in which the entity operates and inquiries into credit protection services. An environmental analysis is carried out simultaneously with our credit analysis, and a plan of action may be created as a result of this analysis for the company to comply with the requirements determined by our internal environmental policy or a recommendation to deny the credit may be issued.

The proposed maximum credit amount and the client internal rating, with a cut-off defined, are submitted to the appropriate credit authorization levels depending on the amount involved, term of the transaction and available guarantees, in accordance with our governance policies. Interest rate can be fixed or variable depending on the product that is chosen by the client within the credit limit approved.

International units

Credit granting in our subsidiaries follows the same corporate governance and policies described above. All subsidiaries are subject to a centralized management that monitors the performance of our portfolio, establishes rules for credit granting and is responsible for the corporate governance related to credit granting.

Annual Report 2013	A-260

Risk-Mitigating instruments

As part of our credit risk control, we have institutional policies establishing guidelines and duties in connection with the requirement for guarantees and each business unit is responsible for establishing, in their own credit policies, credit risk management rules for the acceptance of such guarantees.

Guarantees are required to mitigate our risk exposure to certain transactions. Guarantees may be personal or in the form of security interest or other legal arrangements designed to mitigate credit risk.

In order to be considered a risk-mitigating instrument, guarantees must meet the certain legal requirements.

All guarantees that may impact credit risk, capital allocation and accrual are periodically reviewed by us, ensuring that the guarantees are legally enforceable.

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue, by type:

Distribution of the credit portfolio by maturity according to the type and lease – non-overdue

Non-Overdue 12/31/13

	(in millions of R$)
	Due in	Due in	Due in	Due in	Due in 1		Total Non-
	30 Days	31-90	91-180	181-360	Year to 5	Due after	Overdue
Type of Loan and Lease	Or Less	Days	Days	Days	Years	5 Years	Loans
Individuals	27,605	22,520	17,913	21,482	52,209	17,294	159,023
Credit Card	20,182	15,184	8,625	4,357	159	-	48,507
Personal Loan	4,553	2,760	2,757	4,565	10,032	12	24,679
Payroll Loan	730	1,203	1,725	3,266	15,486	24	22,434
Vehicles	1,942	3,098	4,389	8,333	21,266	2	39,030
Mortgage Loans	198	275	417	961	5,266	17,256	24,373
Corporate	11,572	16,420	12,525	20,453	50,146	14,346	125,462
Small and Medium Businesses	12,705	15,235	9,470	14,091	26,808	431	78,740
Foreign Loans Latin America	5,139	4,325	3,722	3,613	7,687	11,000	35,486
Total[1]	57,021	58,500	43,630	59,639	136,850	43,071	398,711

1.	Non-accrual loans of R$18,065 million are presented in the table above in the appropriate category. Non-accrual loans include in the case of loans payable in installments both current and past due installments.

Annual Report 2013	A-261

Non-Overdue 12/31/12

	(in millions of R$)
	Due in	Due in	Due in	Due in	Due in 1		Total Non-
	30 Days	31-90	91-180	181-360	Year to 5	Due after	Overdue
Type of Loan and Lease	Or Less	Days	Days	Days	Years	5 Years	Loans
Individuals	23,323	18,434	15,188	19,356	54,228	12,568	143,097
Credit Card	15,791	11,861	6,340	3,032	95	-	37,119
Personal Loan	4,117	2,124	2,484	4,162	11,144	261	24,292
Payroll Loan	465	692	983	1,931	9,340	9	13,420
Vehicles	2,350	3,524	4,962	9,509	29,531	5	49,881
Mortgage Loans	600	233	419	722	4,118	12,293	18,385
Corporate	10,212	13,194	14,524	16,103	39,169	9,663	102,865
Small and Medium Businesses	14,305	14,383	10,163	14,100	27,987	323	81,261
Foreign Loans Latin America	4,570	3,153	2,832	2,084	5,508	8,380	26,527
Total[1]	52,410	49,164	42,707	51,643	126,892	30,934	353,750

1.	Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include in the case of loans payable in installments both current and past due installments.

Non-Overdue 12/31/11

	(in millions of R$)
	Due in	Due in	Due in	Due in	Due in 1		Total Non-
	30 Days	31-90	91-180	181-360	Year to 5	Due after	Overdue
Type of Loan and Lease	Or Less	Days	Days	Days	Years	5 Years	Loans
Individuals	23,082	17,768	14,788	19,317	56,733	9,424	141,112
Credit Card	15,187	11,112	5,740	2,650	81	-	34,770
Personal Loan	4,935	2,093	2,578	4,021	10,142	359	24,128
Payroll Loan	380	596	852	1,630	6,442	81	9,981
Vehicles	2,441	3,781	5,385	10,515	36,680	23	58,825
Mortgage Loans	139	186	233	501	3,388	8,961	13,408
Corporate	7,347	11,478	10,926	13,783	39,897	7,867	91,298
Small and Medium Businesses	16,829	12,532	9,592	14,289	27,302	309	80,853
Foreign Loans Latin America	2,502	4,234	1,559	1,184	3,572	5,071	18,122
Total[1]	49,760	46,012	36,865	48,573	127,504	22,671	331,385

1.	Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include in the case of loans payable in installments both current and past due installments.

Annual Report 2013	A-262

Distribution of the credit portfolio by maturity according to the type and lease – overdue

Overdue 1 12/31/13

	(in millions of R$)
							Total	Allowance
	01-30	31-60	61-90	91-180	181-360	1 Year	Gross	for Loan	Total
Type of Loan and Lease	Days	Days	Days	Days	Days	or More	Loans	Losses	Net
Individuals	1,875	849	781	1,993	2,820	91	167,431	(13,853)	153,578
Credit Card	932	344	375	1,114	1,840	36	53,149	(2,952)	50,197
Personal Loan	353	223	226	534	616	3	26,635	(6,488)	20,147
Payroll Loan	34	17	14	32	40	2	22,571	(1,133)	21,438
Vehicles	481	252	159	302	314	47	40,584	(3,245)	37,339
Mortgage Loans	75	13	7	11	10	3	24,492	(35)	24,457
Corporate	341	204	135	173	97	2	126,413	(1,783)	124,630
Small and Medium Businesses	610	292	285	658	981	35	81,601	(6,085)	75,516
Foreign Loans Latin America	537	76	40	51	59	6	36,257	(514)	35,743
Total[2]	3,363	1,421	1,241	2,875	3,957	134	411,702	(22,235)	389,467

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$18,065 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Overdue 1 12/31/12

	(in millions of R$)
							Total	Allowance
	01-30	31-60	61-90	91-180	181-360	1 Year	Gross	for Loan	Total
Type of loan and lease	Days	Days	Days	Days	Days	or More	Loans	Losses	Net
Individuals	1,791	818	711	1,827	2,605	72	150,921	(14,844)	136,077
Credit Card	634	231	261	848	1,430	8	40,531	(2,863)	37,668
Personal Loan	500	277	259	615	802	4	26,749	(6,841)	19,908
Payroll Loan	34	17	15	37	26	1	13,550	(867)	12,683
Vehicles	597	280	171	319	340	58	51,646	(4,227)	47,419
Mortgage Loans	26	13	5	8	7	1	18,445	(46)	18,399
Corporate	476	203	7	84	94	-	103,729	(1,362)	102,367
Small and Medium Businesses	801	447	406	1,027	1,222	21	85,185	(9,091)	76,094
Foreign Loans Latin America	457	64	21	31	46	3	27,149	(416)	26,733
Total[2]	3,525	1,532	1,145	2,969	3,967	96	366,984	(25,713)	341,271

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Annual Report 2013	A-263

Overdue1 12/31/11

	(in millions of R$)
							Total	Allowance
	01-30	31-60	61-90	91-180	181-360	1 Year	Gross	for Loan	Total
Type of Loan and Lease	Days	Days	Days	Days	Days	or More	Loans	Losses	Net
Individuals	1,730	846	871	1,989	2,656	187	149,391	(13,684)	135,707
Credit Card	608	256	370	1,062	1,780	115	38,961	(3,825)	35,136
Personal Loan	482	309	333	598	559	1	25,876	(4,842)	21,034
Payroll Loan	35	19	15	32	24	1	10,107	(556)	9,551
Vehicles	588	255	150	292	287	66	60,463	(4,415)	56,048
Mortgage Loans	17	7	3	5	6	4	13,984	(46)	13,938
Corporate	444	74	60	54	34	-	91,965	(703)	91,262
Small and Medium Businesses	950	523	454	1,182	1,669	18	85,649	(9,197)	76,452
Foreign Loans Latin America	1,065	27	16	15	14	1	19,259	(289)	18,970
Total[2]	4,189	1,470	1,401	3,240	4,373	206	346,264	(23,873)	322,391

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Loan and Lease Operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue:

Classification of the credit portfolio into fixed and variable rates – non-overdue

Non-Overdue1 12/31/13

	(in millions of R$)
	Due in 30	Due in	Due in	Due in	Due in 1		Total Non-
	Days or	31-90	91-180	181-360	Year to	Due after	Overdue
	Less	Days	Days	Days	Five Years	5 Years	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	11,263	19,553	12,867	22,402	55,621	40,443	162,149
Fixed Rates	45,758	38,947	30,763	37,237	81,229	2,628	236,562
Total[1]	57,021	58,500	43,630	59,639	136,850	43,071	398,711

1.	Non-accrual loans of R$18,065 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Annual Report 2013	A-264

Non-Overdue 12/31/12

	(in millions of R$)
	Due in 30	Due in	Due in	Due in	Due in 1		Total Non-
	Days or	31-90	91-180	181-360	Year to	Due after	Overdue
	Less	Days	Days	Days	Five Years	5 Years	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	10,007	16,207	12,713	16,379	48,581	29,569	133,456
Fixed Rates	42,403	32,957	29,994	35,264	78,311	1,365	220,294
Total[1]	52,410	49,164	42,707	51,643	126,892	30,934	353,750

1.	Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Non-Overdue 12/31/11

	(in millions of R$)
	Due in 30	Due in	Due in	Due in	Due in 1		Total Non-
	Days or	31-90	91-180	181-360	Year to	Due after	Overdue
	Less	Days	Days	Days	Five Years	5 Years	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	6,384	14,270	10,093	12,056	45,072	21,175	109,050
Fixed Rates	43,376	31,742	26,772	36,517	82,432	1,496	222,335
Total[1]	49,760	46,012	36,865	48,573	127,504	22,671	331,385

1.	Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Classification of the credit portfolio into fixed and variable rates – overdue

Overdue1 12/31/13

	(in millions of R$)
							Total
	01-30	31-60	61-90	91-180	181-360	One 1 or	Gross
	Days	Days	Days	Days	Days	More	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	755	195	165	258	185	12	163,717
Fixed Rates	2,608	1,226	1,076	2,617	3,772	122	247,985
Total[2]	3,363	1,421	1,241	2,875	3,957	134	411,702

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$18,065 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Annual Report 2013	A-265

Overdue1 12/31/12

	(in millions of R$)
							Total
	01-30	31-60	61-90	91-180	181-360	One 1 or	Gross
	Days	Days	Days	Days	Days	More	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	714	263	39	119	153	7	134,751
Fixed Rates	2,811	1,269	1,106	2,850	3,814	89	232,233
Total[2]	3,525	1,532	1,145	2,969	3,967	96	366,984

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$20,791 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Overdue1 12/31/11

	(in millions of R$)
							Total
	01-30	31-60	61-90	91-180	181-360	One 1 or	Gross
	Days	Days	Days	Days	Days	More	Loans
Interest Rate of Loans to Customers by Maturity:
Variable Rates	1,266	120	75	73	91	6	110,681
Fixed Rates	2,923	1,350	1,326	3,167	4,282	200	235,583
Total[2]	4,189	1,470	1,401	3,240	4,373	206	346,264

1.	Defined as loans and leases contractually past due as to payment of interest or principal.
2.	Non-accrual loans of R$20,439 million are presented in the table above in the appropriate category. Non-accrual loans include, in the case of loans payable in installments, both current and past due installments.

Loan and lease operations by economic activity

The following table sets out the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower.

	(in millions of R$, except percentages)
	2013		2012		2011
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
Economic Activities	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Public Sector	3,981	1.0	877	0.2	1,990	0.6
Industry and Commerce	115,025	27.8	107,405	29.3	99,859	28.8
Services	87,103	21.2	77,922	21.2	70,642	20.4
Primary Sector	20,492	5.0	16,649	4.5	16,109	4.7
Individuals	183,548	44.6	161,937	44.2	156,167	45.1
Other Sectors	1,553	0.4	2,194	0.6	1,497	0.4
Total	411,702	100.0	366,984	100.0	346,264	100.0

On December 31, 2013, there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

Annual Report 2013	A-266

Rating of the loan and lease portfolio

We present below the rating of our loan and lease portfolio based on the probability of default.

	(in millions of R$, except percentages)
	12/31/13
	Loans Neither
	Overdue nor	Loans Overdue	Loans
Internal Rating	Impaired	not Impaired	Impaired	Total Loans
Lower Risk	300,816	4,354	-	305,170
Satisfactory	64,722	7,676	-	72,398
Higher Risk	11,273	6,556	-	17,829
Impaired[1]	-	-	16,305	16,305
Total	376,811	18,586	16,305	411,702
%	91.5	4.5	4.0	100.0

	(in millions of R$, except percentages)
	12/31/12
	Loans Neither
	Overdue nor	Loans Overdue	Loans
Internal Rating	Impaired	not Impaired	Impaired	Total Loans
Lower Risk	249,282	5,438	-	254,720
Satisfactory	61,075	9,436	-	70,511
Higher Risk	14,190	8,052	-	22,242
Impaired[1]	-	-	19,511	19,511
Total	324,547	22,926	19,511	366,984
%	88.5	6.2	5.3	100.0

	(in millions of R$, except percentages)
	12/31/11
	Loans Neither
	Overdue nor	Loans Overdue	Loans
Internal Rating	Impaired	not Impaired	Impaired	Total Loans
Lower Risk	221,315	5,800	-	227,115
Satisfactory	63,762	10,956	-	74,719
Higher Risk	16,911	9,134	-	26,045
Impaired[1]	-	-	18,385	18,385
Total	301,988	25,890	18,385	346,264
%	87.2	7.5	5.3	100.0

1.	We consider loans as impaired when (i) corporate transactions have a probability of default higher than 31.84%; (ii) transactions are overdue for more than 90 days; or (iii) renegotiated transactions are overdue for more than 60 days.

Annual Report 2013	A-267

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail transactions (individuals, small and middle-market companies) the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously updated by an independent unit. Exceptionally, there may also be an individualized analysis of specific cases where approval is subject to competent credit approval levels. The risk ratings are grouped in four categories: lower risk, satisfactory, higher risk and impaired. Please refer to section Performance, item Financial performance – Allowance for loan and lease losses, for further details on the individual and collective analyses.

Non-Accrual loans

We consider all loans overdue for 60 days or more as non-accrual loans and, accordingly, cease the accrual of financial charges on them. In 2013, we did not have any material non-accrual loans.

Write-Offs

Loans and leases are written off against the allowance for loan and lease losses when the loan is not collected or is considered permanently impaired. We usually write off loans when they are overdue for 360 days, except for loans with original maturity in excess of 36 months, which are written off when they are overdue for 540 days. However, write-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Please refer to section Performance, item Assets – Loan and lease operations – Renegotiated loans for further details.

Information on the quality of loans and leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	(in millions of R$, except percentages)
	2013	2012	2011	2010
Non-Accrual Loans	18,065	20,791	20,439	14,736
Allowance for Loan Losses	22,235	25,713	23,873	19,994
Total Loans and Leases	411,702	366,984	346,264	294,837
Non-Accrual Loans as a Percentage of Total Loans (%)	4.4	5.7	5.9	5.0
Allowance for Loan Losses as a Percentage of Total Loans (%)	5.4	7.0	6.9	6.8
Allowance for Loan Losses as a Percentage of Non-Accrual Loans (%)	123.1	123.7	116.8	135.7

Annual Report 2013	A-268

The table below shows U.S. GAAP based information on non-accrual loans together with certain asset quality ratios for the year ended December 31, 2009.

(in millions of R$, except percentages)
U.S. GAAP
2009
Non-Accrual Loans and Foreclosed Assets	15,717
Non-Accrual Loans	15,499
Foreclosed Assets, Net of Reserves	218
Allowance for Loan Losses	19,968
Total Loans and Leases	245,736
Non-Accrual Loans as a Percentage of Total Loans (%)	6.3
Non-Accrual Loans and Foreclosed Assets as a Percentage of Total Loans (%)	6.4
Allowance for Loan Losses as a Percentage of Total Loans (%)	8.1
Allowance for Loan Losses as a Percentage of Non-Accrual Loans (%)	128.8
Allowance for Loan Losses as a Percentage of Non-Accrual Loans and Foreclosed Assets (%)	127.0

Allowance for loan and lease losses

	(in millions of R$, except percentages)
	2013	2012	2011	2010
Balance at the Beginning of Period	25,713	23,873	19,994	20,245
Write-Offs	(21,769)	(22,142)	(16,159)	(15,798)
Individuals
Credit Card	(3,513)	(4,073)	(3,038)	(2,731)
Personal Loans	(6,247)	(4,895)	(3,222)	(3,908)
Payroll Loans	(480)	(472)	(308)	(316)
Vehicles	(3,263)	(2,840)	(2,013)	(2,377)
Mortgage Loans	(38)	(37)	(74)	(75)
Corporate	(478)	(556)	(122)	(150)
Small and Medium Businesses	(7,573)	(9,209)	(7,118)	(5,793)
Foreign Loans Latin America	(177)	(60)	(264)	(448)
Increase Allowance for Loan and Lease Losses	17,856	23,982	20,038	15,547
Balance at the End of Period	22,235	25,713	23,873	19,994
Recoveries from Loans Writen Off	5,061	4,664	5,477	4,195
Individuals
Credit Card	653	515	616	470
Personal Loans	525	427	446	184
Payroll Loans	278	173	160	120

Annual Report 2013	A-269

	(in millions of R$, except percentages)
	2013	2012	2011	2010
Vehicles	499	656	956	856
Mortgage Loans	103	147	184	174
Corporate	1,554	1,318	1,455	1,061
Small and Medium Businesses	1,003	1,083	1,355	1,138
Foreign Loans Latin America	446	345	305	192
Net Write-offs	(16,708)	(17,478)	(10,682)	(11,603)
Ratio of Write-Offs during the Period to Average Loans Outstanding during the Period (%)	5.7	6.2	5.1	5.9
Ratio of Net Write-Offs during the Period to Average Loans Outstanding during the Period (%)	4.4	4.9	3.3	4.3
Ratio of Allowance for Loan Losses to Total Loans and Leases (%)	5.4	7.0	6.9	6.8

During the year ended December 31, 2013, we wrote off a loan portfolio in the total amount of R$21,769 million and our ratio of the allowance for loan and lease losses to total loans and leases was 5.4%. The decrease in loans written off is a result of the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels compared to the previous year.

During the year ended December 31, 2012, we wrote off a loan portfolio in the total amount of R$22,142 million, and our ratio of the allowance for loan and lease losses to total loans and leases was 7.0%. The increase in loans written off is due to the increase in defaults in 2011 and beginning of 2012, associated with the increase in the volume of our portfolio of credit card, personal loans, small and medium businesses.

During the year ended December 31, 2011, we wrote off a loan portfolio in the total amount of R$16,159 million, and our ratio of the allowance for loan and lease losses to total loans and leases was 6.9%. Our ratio of allowance for loan and lease losses to total loans increased 10 basis points when compared to the previous year, since the volume of loans and leases written off was maintained at the same level in 2011. This level was maintained as a result of the increase in default rates in 2009 and 2010, together with a strong growth of the loan and lease portfolio in 2011.

During the year ended December 31, 2010, we wrote off a loan portfolio in the total amount of R$15,798 million and, on December 31, 2010, our ratio of the allowance for loan and lease losses to total loans and leases was 6.8%. The increase in the volume of loans written off in 2010 was a result of the increase in default rates in 2009, together with the strong growth of our loan portfolio.

Annual Report 2013	A-270

(in millions of R$, except percentages)
U.S. GAAP
2009
Balance at the Beginning of Period	12,202
Write-Offs	(9,490)
Commercial
Industrial and Others	(3,883)
Import Financing	(53)
Export Financing	-
Real Estate Loans (Primarily Residential Housing Loans)	(72)
Lease Financing (Primarily Vehicle Financing)	(1,465)
Public Sector (Domestic)	-
Individuals
Overdraft	(903)
Consumer Finance Operations	(1,606)
Credit Card	(1,508)
Agricultural	(1)
Recoveries	1,884
Commercial
Industrial and Others	255
Import Financing	-
Export Financing	-
Real Estate Loans (Primarily Residential Housing Loans)	207
Lease Financing (Primarily Vehicle Financing)	119
Public Sector (Domestic)	-
Individuals
Overdraft	398
Consumer Finance Operations	769
Credit Card	136
Agricultural	-
Net Write-Offs	(7,606)
Allowance for Loan and Lease Losses	15,372
Balance at the End of Period	19,968
Ratio of Write-Offs during the Period to Average Loans Outstanding during the Period (%)	4.3
Ratio of Net Write-Offs during the Period to Average Loans Outstanding during the Period (%)	3.4
Ratio of Allowance for Loan Losses to Total Loans and Leases (%)	8.1

Annual Report 2013	A-271

During the year ended December 31, 2009, in accordance with U.S. GAAP, total loans in the amount of R$9,490 million were written off and on December 31, 2009, our ratio of the allowance for loan and lease losses to total loans and leases was 8.1%. The increase in losses reflects the adverse economic environment observed in accordance with our forecasts. Data shows that the main indicators of default rates decreased, such as default rates for the first installment payment, and we believe that this is due to the higher selectivity in our origination policies, the continuous development of the risk analysis procedures and the general improvement of macroeconomic conditions in Brazil.

The following table presents our allowance for loan and lease losses, write-offs and recoveries included in the result of operations.

	(in millions of R$, except percentages)
	2013	2012	2011	2010	2013/2012 (%)	2012/2011 (%)	2011/2010 (%)
Allowance for Loan and Lease Losses	(17,856)	(23,982)	(20,038)	(15,547)	(25.5)	19.7	28.9
Loan Write-Offs	(21,769)	(22,142)	(16,159)	(15,798)	(1.7)	37.0	2.3
Loan Recoveries	5,061	4,664	5,477	4,195	8.5	(14.8)	30.6
Net Write-Offs	(16,708)	(17,478)	(10,682)	(11,603)	(4.4)	63.6	(7.9)

(in millions of R$)
U.S. GAAP
2009
Allowance for Loan and Lease Losses	(15,372)
Loan Write-Offs	(9,490)
Loan Recoveries	1,884
Net Write-Offs	(7,606)

We periodically assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or a group of loans is impaired and there is a need to recognize a non-temporary loss if there is objective evidence of loss as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and if this loss event (or events) represents an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized to cover probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon several judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan experience and evaluation of credit risk related

Annual Report 2013	A-272

to loans to individuals. Our process for determining the allowance for loan and lease losses includes management’s judgment and the use of estimates. The adequacy of the allowance is analyzed by management on a regular basis.

The criteria used to determine whether there is objective evidence of impairment include:

•	Default in the principal or interest payments;
•	Financial difficulties of the debtor and other objective evidence that result in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales and other indicators captured by the systems used to monitor loans, particularly to retail portfolios);
•	Breach of provisions or terms of loans;
•	Entering into bankruptcy; and
•	Deterioration of the competitive position of the issuer.

The estimated period between the loss event and its identification is defined by management for each identified portfolio of similar loans. The periods used by management are made up of 12 months, and the periods used for portfolios of homogeneous loans vary depending on the specific portfolio and can vary between 9 and 12 months. We determined that the period between the loss event and its identification, in case of loans individually tested for impairment, is also made up of 12 months, considering the review cycle of each loan.

Assessment
We first assess whether there is objective evidence of loss individually allocated to individually significant loans or collectively allocated to loans that are not individually significant.

To determine the amount of the allowance for individually significant loans with objective evidence of impairment, we use methodologies that consider both the client quality and the nature of the operation, including its collateral, to estimate the cash flow expected from these loans.

If there is no objective evidence of loss for an individually assessed loan, whether significant or not, this loan is included in a group of loans with similar credit risk characteristics and that are collectively tested for impairment. Individually assessed loans for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows (excluding future loan losses that have not been incurred), discounted at the financial asset’s effective interest rate.

Annual Report 2013	A-273

For collectively assessed loans, the calculation of the present value of the estimated future cash flows, for which collateral is received, reflects the historical performance and recovery of the fair value, considering the cash flows that may arise from the performances less costs for obtaining and selling that collateral.

For the purpose of collectively assessing impairment, loans are aggregated based on similar credit risk characteristics. These characteristics are relevant to estimate the future cash flows of these loans since they may be an indicator of the difficulty of the debtor to pay the amounts due, in accordance with the contractual conditions of the loan that is being assessed. The future cash flows of a group of loans that are collectively assessed in order to identify the need for recognizing the impairment are estimated based on the contractual cash flows of the group of loans and the historical experience of loss for loans with similar credit risk characteristics. The historical loss experience is adjusted, based on current observable data, to reflect the effects of current conditions that have not impacted the period on which the historical loss experience is based and to exclude the effects of conditions in the historical period that are not currently in place.

For individually significant loans with no objective evidence of impairment, the loans are classified into certain credit ratings based on several qualitative and quantitative factors applied to internally developed models. Considering the size and the different risk characteristics of each contract, the ratings determined under internal models may be reviewed and modified by our Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate the losses inherent in every rating, using the approach internally developed to low-default portfolios, which uses our historical experience to design internal models that are used to estimate the probability of default and the potential for recovery of non-performing loans.

To determine the amount of the allowance for items that are not individually significant, loans are segregated into classes based on the underlying risks and the characteristics of each group. The allowance for loan and lease losses is determined for each of these classes through a process that considers the historical delinquency and the loan loss experience in the last years.

Allocation of the allowance for loan and lease losses
The table below presents the details, by segment and class, as defined in the segmentation of our portfolio, of the allowance for loan and lease losses, of this allowance as a percentage of the total loan and lease losses for the corresponding segment or class, and the percentage of the total loan and leases in each segment and class in relation to the total loans and leases.

Annual Report 2013	A-274

		(in millions of R$, except percentages)
		2013			2012			2011			2010
		Allocated	Loans		Allocated	Loans		Allocated	Loans		Allocated	Loans
		Allowance	Category		Allowance	Category		Allowance	Category		Allowance	Category
		as a % of	as a %		as a % of	as a %		as a % of	as a %		as a % of	as a %
	Allocated	Total Loans	of Total	Allocated	Total Loans	of Total	Allocated	Total Loans	of Total	Allocated	Total Loans	of Total
	Allowance	and Leases	Loans[1]	Allowance	and Leases	Loans[1]	Allowance	and Leases	Loans[1]	Allowance	and Leases	Loans[1]
Individuals	13,853	3.4	40.7	14,844	4.0	41.1	13,684	4.0	43.1	11,146	3.8	43.0
Credit Card	2,952	0.7	12.9	2,863	0.8	11.0	3,825	1.1	11.3	3,306	1.1	11.2
Personal Loans	6,488	1.6	6.5	6,841	1.9	7.3	4,842	1.4	7.5	3,590	1.2	5.8
Payroll Loans	1,133	0.3	5.5	867	0.2	3.7	556	0.2	2.9	429	0.1	2.8
Vehicles	3,245	0.8	9.9	4,227	1.2	14.1	4,415	1.3	17.5	3,709	1.3	20.4
Mortgage Loans	35	0.0	5.9	46	0.0	5.0	46	0.0	4.0	112	0.0	2.7
Corporate	1,783	0.4	30.7	1,362	0.4	28.3	703	0.2	26.6	544	0.2	25.3
Small and Medium Businesses	6,085	1.5	19.8	9,091	2.5	23.2	9,197	2.7	24.7	8,041	2.7	27.1
Foreign Loans Latin America	514	0.1	8.8	416	0.1	7.4	289	0.1	5.6	263	0.1	4.6
Total	22,235	5.4	100.0	25,713	7.0	100.0	23,873	6.9	100.0	19,994	6.8	100.0

1.	Excludes non-accrual loans.

Annual Report 2013	A-275

Allocation of the allowance for loan and lease losses by type of loan in accordance with U.S GAAP.

	(in millions of R$, except percentages)
	U.S. GAAP
	2009
		Allocated
		Allowance as
		a % of Total	Loans Category
	Allocated	Loans and	as a % of Total
	Allowance	Leases	Loans[1]
Type of Loan
Commercial
Industrial and Other	3,334	1.4	42.4
Import Financing	11	0.0	0.8
Export Financing	127	0.1	2.8
Real Estate Loans (Primarily Residential Housing Loans)	209	0.1	4.5
Lease Financing (Primarily Vehicle Financing)	2,521	1.0	19.2
Public Sector (Domestic)	-	0.0	0.7
Individuals:
Overdraft	1,319	0.5	1.7
Consumer Finance Operations	6,382	2.6	13.3
Credit Card	5,309	2.2	12.5
Agricultural	756	0.3	2.1
Total	19,968	8.1	100.0

1.	Excludes non-accrual loans.

Renegotiated loans

	(in millions of R$, except percentages)
	Year Ended December 31
	2013	2012	2011
Renegotiated Loans[1]	12,880	14,519	11,844
Allowance for Loan and Lease Losses	6,284	6,767	5,355
Allowance for Loan and Lease Losses/Renegotiated Loans (%)	48.8	46.6	45.2

1.	Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.

Renegotiated loans include both loans for which the contract’s original terms were amended (agreements) and new loans originated in order to settle contracts or transactions with the same client (restructured loans), which were originally past due. Amendments and restructured loans usually reflect changes in contract terms, rates or payment conditions.

Annual Report 2013	A-276

In almost all cases for loans products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

The fact that a loan or lease has been renegotiated is also taken into consideration when determining the allowance for loan and lease losses after the renegotiation. The past performance and the payment history of the client and the transaction, including the probability of another default for renegotiated transactions, are considered in our risk models in order to determine the probability of default. This probability of default is always higher than the probability assigned to similar transactions that have never been renegotiated. Another factor considered in determining the appropriate level of the allowance for loan and lease losses is the additional collateral to be offered by the debtor. The resulting allowance levels are compatible with the risk profile of each transaction.

Our renegotiated loan portfolio decreased to 3.13% of our total loan portfolio as of December 31, 2013, compared to 3.96% as of December 31, 2012. At the end of 2013, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 48.8% compared to 46.6% as of December 31, 2012. Throughout the year 2013, the allowance for loan and lease losses followed the evolution of the “mix” of portfolio credit risk in the renegotiated loan portfolio.

Our renegotiated loan portfolio increased to 3.96% of our total loan portfolio as of December 31, 2012, compared to 3.42% as of December 31, 2011. At the end of 2012, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.6% compared to 45.2% as of December 31, 2011. This ratio increased in 2012 mainly because of an increase in the redefaulted renegotiated loans to total renegotiated loans ratio, from 29.8% as of December 31, 2011 compared to 35.4% as of December 31, 2012.

During 2012, the Brazilian economy experienced an increase in the default levels for individuals, mainly in the vehicle financing and personal loan portfolios. As one of the largest banks in Brazil, our loan portfolio was also impacted by this increase. In order to increase the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. However, we require that at least one installment is paid to consider the renegotiation to be valid and to treat it as a renegotiated agreement.

Annual Report 2013	A-277

During 2013, our policy for recovery of overdue loans was maintained, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. However, we still require that at least one installment is paid to consider the renegotiation to be valid and to treat it as a renegotiated agreement. We also adopted a policy of stricter selectivity in origination of loans, which led to lower levels of delinquency and decreased volume of renegotiated loans.

The total amount of each type of renegotiated loan is shown in the tables below as of December 31, 2013, 2012 and 2011.

	As of December 31, 2013
			Allowance for	Total	Percentage
	Total		Loan Losses/	Redefaulted	Redefaulted
	Renegotiated	Total Allowance	Renegotiated	Renegotiated	Renegotiated
Type of Loan	Loans	for Loan Losses	Loans (%)	Loans[1]	Loans (%)
Restructured Loans	10,325	5,064	49.0	3,072	29.8
Agreements	2,555	1,220	47.7	1,555	60.9
Total	12,880	6,284	48.8	4,627	35.9

1.	Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

	As of December 31, 2012
			Allowance for	Total	Percentage
	Total		Loan Losses/	Redefaulted	Redefaulted
	Renegotiated	Total Allowance	Renegotiated	Renegotiated	Renegotiated
Type of Loan	Loans	for Loan Losses	Loans (%)	Loans[1]	Loans (%)
Restructured Loans	11,343	5,287	46.6	4,012	35.4
Agreements	3,176	1,480	46.6	1,722	54.2
Total	14,519	6,767	46.6	5,734	39.5

1.	Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

	As of December 31, 2011
			Allowance for	Total	Percentage
	Total		Loan Losses/	Redefaulted	Redefaulted
	Renegotiated	Total Allowance	Renegotiated	Renegotiated	Renegotiated
Type of Loan	Loans	for Loan Losses	Loans (%)	Loans[1]	Loans (%)
Restructured Loans	8,652	3,732	43.1	2,574	29.8
Agreements	3,192	1,623	50.8	1,791	56.1
Total	11,844	5,355	45.2	4,365	36.9

1.	Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

Annual Report 2013	A-278

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2013, 2012 and 2011:

	As of December 31, 2013
	Payment	Multiple	Multiple
Renegotiated Loan and Lease Operations	Extension[1]	Concessions[2]	Modifications[3]	Total
	(in millions of R$)
Individuals	1,979	2,046	4,513	8,538
Credit Card	-	335	-	335
Personal Loans	1	1,710	4,513	6,224
Payroll Loans	-	1	-	1
Vehicles	1,907	-	-	1,907
Mortgage Loans	71	-	-	71
Corporate	-	-	476	476
Small and Medium Businesses	102	3,247	481	3,830
Foreign Loans – Latin America	-	36	-	36
Total Renegotiated Loan and Lease Operations	2,081	5,329	5,470	12,880

1.	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
2.	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
3.	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

	As of December 31, 2012
	Payment	Multiple	Multiple
Renegotiated Loan and Lease Operations	Extension[1]	Concessions[2]	Modifications[3]	Total
		(in millions of R$)
Individuals	2,095	1,743	4,625	8,463
Credit Card	-	460	-	460
Personal Loans	14	1,283	4,625	5,922
Payroll Loans	-	-	-	-
Vehicles	2,025	-	-	2,025
Mortgage Loans	56	-	-	56
Corporate	-	-	495	495
Small and Medium Businesses	136	5,137	259	5,532
Foreign Loans – Latin America	-	29	-	29
Total Renegotiated Loan and Lease Operations	2,231	6,909	5,379	14,519

1.	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
2.	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
3.	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

Annual Report 2013	A-279

	As of December 31, 2011
	Payment	Multiple	Multiple
Renegotiated Loan and Lease Operations	Extension[1]	Concessions[2]	Modifications[3]	Total
	(in millions of R$)
Individuals	1,655	1,732	2,406	5,793
Credit Card	-	260	-	260
Personal Loans	85	1,472	2,406	3,963
Payroll Loans	-	-	-	-
Vehicles	1,518	-	-	1,518
Mortgage Loans	52	-	-	52
Corporate	-	-	54	54
Small and Medium Businesses	135	5,566	291	5,992
Foreign Loans – Latin America	-	5	-	5
Total Renegotiated Loan and Lease Operations	1,790	7,303	2,751	11,844

1.	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
2.	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
3.	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

The following tables presesent an additional breakdown of renegotiated loans and leases by segment and class:

	As of December 31, 2013
	Impaired	Nonimpaired	Impaired	Nonimpaired
Renegotiated Loan and Lease Operations	Performing	Performing	Nonperforming	Nonperforming	Total
	(in millions of R$)
Individuals	-	3,832	3,097	1,609	8,538
Credit Card	-	335	-	-	335
Personal Loans	-	3,324	1,642	1,258	6,224
Payroll Loans	-	1	-	-	1
Vehicles	-	162	1,417	328	1,907
Mortgage Loans	-	10	38	23	71
Corporate	111	261	51	54	477
Small and Medium Businesses	-	1,515	1,486	828	3,829
Foreign Loans – Latin America	-	20	6	10	36
Total Renegotiated Loan and Lease Operations	111	5,628	4,640	2,501	12,880

Annual Report 2013	A-280

	As of December 31, 2012
Renegotiated Loan	Impaired	Nonimpaired	Impaired	Nonimpaired
and Lease Operations	Performing	Performing	Nonperforming	Nonperforming	Total
	(in millions of R$)
Individuals	-	3,995	2,966	1,502	8,463
Credit Card	-	460	-	-	460
Personal Loans	-	3,142	1,654	1,126	5,922
Payroll Loans	-	-	-	-	-
Vehicles	-	379	1,284	362	2,025
Mortgage Loans	-	14	28	14	56
Corporate	87	247	161	-	495
Small and Medium Businesses	-	1,792	2,659	1,081	5,532
Foreign Loans – Latin America	-	15	4	10	29
Total Renegotiated Loan and Lease Operations	87	6,049	5,790	2,593	14,519

	As of December 31, 2011
Renegotiated Loan	Impaired	Nonimpaired	Impaired	Nonimpaired
and Lease Operations	Performing	Performing	Nonperforming	Nonperforming	Total
	(in millions of R$)
Individuals	-	2,678	2,026	1,089	5,793
Credit Card	-	260	-	-	260
Personal Loans	-	2,203	961	799	3,963
Payroll Loans	-	-	-	-	-
Vehicles	-	205	1,035	278	1,518
Mortgage Loans	-	10	30	12	52
Corporate	5	35	14	-	54
Small and Medium Businesses	-	2,342	2,319	1,331	5,992
Foreign Loans – Latin America	-	1	4	-	5
Total Renegotiated Loan and Lease Operations	5	5,056	4,363	2,420	11,844

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year.

Annual Report 2013	A-281

	2013	2012	2011
Impaired loans	(in million of R$)
Balance at the Beginning of the Period	19,511	18,385	13,774
(+) Loan Operations Added	9,882	11,441	12,150
(+) Loan Operations Added Due To Redefault	5,029	6,873	5,304
(-) Loans Removed Due to Write-Off	(12,460)	(12,867)	(6,774)
(-) Loans Removed Due to Renegotiation (Including Amendments)	(4,595)	(622)	(518)
(-) Loans Removed Due to Total or Partial Pay-Off	(1,062)	(3,699)	(5,551)
Balance at the End of the Period	16,305	19,511	18,385

Please refer to section Performance, item Consolidated financial statements (IRFS), Note 12 – Loan operations and lease operations portfolio for further details.

Cross border outstanding
Cross-border outstandings are loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in a non-local currency. Our cross border outstanding exceeded 1% of our total assets in the case of transactions with foreign clients entered into by our subsidiaries in the United Kingdom (our former subsidiary in Portugal), Cayman and Bahamas.

The aggregate cross border outstanding breakdown of these subsidiaries is as follows:

	(in millions of R$, except percentages)
	2013[1]	%	2012	%	2011	%
Cash and Deposits on Demand	4,897	0.4	3,349	0.3	1,235	0.1
Interbank Deposits	33,630	3.0	23,684	2.3	42,122	4.9
Securities Purchased under Agreements to Resell	2,877	0.3	4,302	0.4	1,573	0.2
Central Bank Compulsory Deposits	3	0.0	-	0.0	-	0.0
Financial Assets Held for Trading	5,854	0.5	5,689	0.6	5,041	0.6
Derivatives	8,008	0.7	9,450	0.9	7,141	0.8
Available for Sale Financial Assets	38,290	3.5	40,512	4.0	28,807	3.4
Financial Assets Held to Maturity	6,723	0.6	527	0.1	570	0.1
Loan and Lease Operations	57,834	5.2	34,933	3.4	34,016	4.0
Total Outstanding	158,116	14.3	122,446	12.1	120,505	14.2

1.	On February 1, 2013, Banco Itaú BBA International S.A., headquartered in Portugal, was merged into Itaú BBA International Limited, headquartered in the United Kingdom. On May 17, 2013, the entity was registered as a public limited company under the trade name Itaú BBA International plc. The purpose of this restructuring process is to allow Itaú BBA International to improve its performance and sources of funding, expand its client base, strengthen its position as an international platform for Itaú Unibanco group, achieve greater diversification of risk and increase profitability indicators. 2011 and 2012 data reflects cross-border outstandings (non-euro) for former Portuguese subsidiary and 2013 data reflects non-British pound sterling cross-border outstandings.

Annual Report 2013	A-282

Short-term Borrowings

Short-term borrowings are included in our balance sheet under the “Open market” line item. The main category for short-term borrowings is “Deposits received under securities repurchase agreements with own and third-party financial assets”.

	(in millions of R$, except percentages)
	2013	2012	2011
Securities Sold under Repurchase Agreements
Amount Outstanding (as of December 31)	266,682	267,405	185,413
Maximum Amount Outstanding During the Period	271,621	267,405	206,753
Weighted Average Interest Rate at Period-End (%)	9.4	9.0	9.8
Average Amount Outstanding During Period	256,025	204,358	196,949
Weighted Average Interest Rate (%)	9.2	9.4	10.4

Liabilities	Funding

Main sources
Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2013, 2012 and 2011.

We also used Brazilian debentures subject to repurchase as a source of funding, reported as deposits received under securities repurchase agreements and offered not only to institutional clients but also to private banking, corporate banking and retail clients. This funding is designed to provide increased profitability through higher spreads in our savings deposits and higher fees earned on market funds.

Our ability to obtain funding depends on several factors, including credit ratings, general economic conditions and investors’ perception of emerging markets in general and of Brazil (particularly, current political and economic conditions in Brazil and government regulations for foreign currency funding).

Annual Report 2013	A-283

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2013, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2014.

Our main sources of funding are the deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2013, total deposits were approximately R$274,383 million, which represented 37.9% of total funding. As of December 31, 2012, total deposits amounted to approximately R$243,200 million, representing 35.8% of total funding. As of December 31, 2011, total deposits amounted to approximately R$242,636 million, representing 42.3% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2012 and 2011 accounted for 17.2% and 25.2% of total funding, respectively.

Breakdown of the main sources of funds

	2013		2012		2011
	Millions	% of Total	Millions	% of Total	Millions	% of Total
	of R$	Funding	of R$	Funding	of R$	Funding
Deposits	274,383	37.9	243,200	35.8	242,636	42.3
Demand Deposits	42,892	5.9	34,916	5.1	28,932	5.0
Savings Deposits	106,166	14.7	83,451	12.3	67,170	11.7
Time Deposits	117,131	16.2	117,232	17.2	144,469	25.2
Interbank Deposits	8,194	1.1	7,601	1.1	2,065	0.4
Securities Sold under Repurchase Agreements	266,682	36.8	267,405	39.3	185,413	32.3
Interbank Market Debt	111,376	15.4	97,073	14.3	90,498	15.8
Mortgage Notes	181	0.0	227	0.0	244	0.0
Real Estate Credit Bills	8,919	1.2	13,296	2.0	15,751	2.7
Agribusiness Credit Bills	7,273	1.0	5,321	0.8	3,284	0.6
Financial Credit Bills	13,823	1.9	18,695	2.8	14,308	2.5
Import and Export Financing	33,614	4.6	23,053	3.4	21,452	3.7
Onlending-Domestic	43,015	5.9	36,048	5.3	35,459	6.2
Liabilities from Transactions Related to Credit Assignments	4,514	0.6	394	0.1	-	-
Other	37	0.0	39	0.0	-	-
Institutional Market Debt	72,055	9.9	72,028	10.6	54,807	9.6
Debentures	-	-	1,569	0.2	1,039	0.2
Subordinated Debt	56,564	7.8	55,179	8.1	39,715	6.9
Foreign Borrowings through Securities	15,491	2.1	15,280	2.2	14,053	2.5
Total	724,496	100.0	679,706	100.0	573,354	100.0

Annual Report 2013	A-284

Deposits by maturity

	(in millions of R$)
	2013
	0-30	31-180	181-365	Over 365
	Days	Days	Days	Days	Total
Non-Interest Bearing Deposits	42,892	-	-	-	42,892
Demand Deposits	42,892	-	-	-	42,892
Interest Bearing Deposits	120,194	33,345	12,107	65,845	231,491
Savings Deposits	106,166	-	-	-	106,166
Time Deposits	12,260	29,436	9,961	65,474	117,131
Interbanks Deposits	1,768	3,909	2,146	371	8,194
Total	163,086	33,345	12,107	65,845	274,383

	(in millions of R$)
	2012
	0-30	31-180	181-365	Over 365
	Days	Days	Days	Days	Total
Non-Interest Bearing Deposits	34,916	-	-	-	34,916
Demand Deposits	34,916	-	-	-	34,916
Interest Bearing Deposits	98,462	24,412	17,868	67,542	208,284
Savings Deposits	83,451	-	-	-	83,451
Time Deposits	12,369	20,861	16,667	67,335	117,232
Interbanks Deposits	2,642	3,551	1,201	207	7,601
Total	133,378	24,412	17,868	67,542	243,200

	(in millions of R$)
	2011
	0-30	31-180	181-365	Over 365
	Days	Days	Days	Days	Total
Non-Interest Bearing Deposits	28,933	-	-	-	28,933
Demand Deposits	28,933	-	-	-	28,933
Interest Bearing Deposits	98,752	19,850	11,920	83,181	213,703
Savings Deposits	67,170	-	-	-	67,170
Time Deposits	30,917	19,167	11,475	82,909	144,468
Interbanks Deposits	665	683	445	272	2,065
Total	127,685	19,850	11,920	83,181	242,636

Annual Report 2013	A-285

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2013, 2012 and 2011.

	(in millions of R$)
	2013	2012	2011
Maturity within Three Months	21,737	18,752	28,183
Maturity after Three Months to Six Months	6,066	4,977	5,335
Maturity after Six Months to Twelve Months	5,273	11,833	9,298
Maturity after Twelve Months	47,116	38,388	11,937
Total Time Deposits in Excess of US$100,000	80,192	73,950	54,753

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2013, 2012 and 2011:

	%
	2013	2012	2011
Retail	6.2	7.6	19.0
Itaú Personnalité	17.1	22.7	18.2
Middle Market	28.0	28.0	15.2
Corporate	48.7	41.7	47.6
Total	100.0	100.0	100.0

Average deposit balances and interest rates
The following table shows the average deposit balances together with the average interest rates paid for each period presented.

Annual Report 2013	A-286

	(in millions of R$, except percentages)
	2013		2012		2011
	Average	Average	Average	Average	Average	Average
	Balance	Rate (%)	Balance	Rate (%)	Balance	Rate (%)
Non-Interest Bearing Deposits	36,726		30,324		26,072
Demand Deposits	36,726		30,324		26,072
Interest-Bearing Deposits	209,347	4.7	206,652	5.1	186,429	6.5
Interbank Deposits	7,446	4.0	8,661	3.3	2,376	7.1
Savings Deposits	92,964	5.4	73,404	5.5	61,143	6.5
Time Deposits	108,937	4.1	124,587	5.0	122,910	6.5
Total	246,073		236,976		212,502

Other sources
We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding S.A. – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further details on on-Lending domestic and import and export financing, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts.

Quantitative and qualitative information on market risk	Derivative instruments that qualify for hedge accounting
Hedging transactions may be classified into three categories: hedge of fair value, cash flows and net investment of foreign operations.
	•	Fair value hedge: is aimed at protecting us against changes in market risk due to changes in the fair value of interest subject to variable rates.
	•	Cash flow hedge: is aimed at protecting us against future cash flows of payments of interest.
	•	Hedge of net investment of foreign operations: it is aimed at protecting us against changes in future cash flows of foreign exchange variations in net investments of foreign operations.

Annual Report 2013	A-287

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 9 – Hedge Accounting, for further details. With respect to the hedge accounting policy, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2.4 g III – Summary of Main Accounting Practices.

Tabular disclosure of contractual obligations
The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2013:

	(in millions of R$)
	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Interbank Market Debt2 and 1	111,376	55,776	36,241	10,300	9,059
Institutional Market Debt3 and 1	72,055	11,496	15,040	21,847	23,672
Operating and Capital (Finance) Lease Obligations[1]	5,069	1,255	1,683	1,272	859
Guarantees and Stand by Letters of Credit	71,162	16,143	7,217	4,363	43,439
Pension Obligation	579	40	36	33	470
Health Benefits	146	7	17	19	103
Total	260,387	84,717	60,234	37,834	77,603

1.	Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.
2.	Includes mortgage notes, real estate credit bills, agribusiness credit bills, financial credit bills, import and export financing and on-lending – domestic.
3.	Includes subordinated debt, debentures and foreign borrowings through securities.

Our strategy to manage interest rate risk on our long-term debt does not include fixed interest rate swaps or similar derivatives. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 19 – Deposits Received Under Securities Repurchase Agreements and Funds from Interbank and Institutional Markets for further details.

Purchases of shares by the issuer and affiliated purchasers
In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our “Operating Rules for the Trading of Own Shares for Treasury” on our Investor Relations website, Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHFPoliticaNeg(calendar2014ingles).pdf?title=Policy for Trading Itaú Unibanco S.A. Securities. We disclose to the market the transactions carried out with our own shares by our Treasury through an “Announcement to the Market” on a monthly basis.

Annual Report 2013	A-288

We note that these acquisitions refer to our program for repurchase of shares approved by our Board of Directors, which authorized the acquisition of up to 13.7 million common shares and 86.3 million preferred shares through November 4, 2013.

The repurchase program effective through December 15, 2014 was approved on December 13, 2013 with limits of 86.3 million preferred shares and 13.7 million common shares.

				(D) Maximum
			(C) Total Number	Number of
			Of Preferred Shares	Preferred Shares
			Purchased as Part	That May yet Be
	(A) Total Number	(B) Average Price	of Publicly	Purchased under
	of Preferred Shares	Paid per Preferred	Announced Plans	the Plans or
Period[1]	Purchased	Share[2]	or Programs	Programs
01/02 to 01/31/2013	-	-	-	86,300,000
02/01 to 02/28/2013	-	-	-	86,300,000
03/01 to 03/29/2013	-	-	-	86,300,000
04/02 to 04/30/2013	-	-	-	86,300,000
05/01 to 05/31/2013	-	-	-	86,300,000
06/03 to 06/28/2013	9,000,000	28.43	9,000,000	86,300,000
07/01 to 07/31/2013	6,500,000	27.06	15,500,000	86,300,000
08/01 to 08/30/2013	7,000,000	28.75	22,500,000	86,300,000
09/02 to 09/30/2013	1,000,000	29.17	23,500,000	86,300,000
10/01 to 10/31/2013	-	-	23,500,000	86,300,000
11/01 to 11/29/2013	-	-	23,500,000	86,300,000
12/02 to 12/31/2013	-	-	23,500,000	86,300,000

1.	Our Board of Directors approved, on October 22, 2012 the purchase of up to 86,300,000 of our preferred shares, ending on November 4, 2013 and, on December 13, 2013, the purchase of up to 13,700,000 common shares and 86,300,000 preferred shares ending on December 15, 2014.
2.	Includes brokerage costs.

Investments	In accordance with our practice in the last years, our capital expenditures in 2013 were funded with internal resources. We cannot assure that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates.

Annual Report 2013	A-289

	(in millions of R$)
	For the Year Ended December 31
	2013	2012	2011
Fixed Assets	2,534	1,914	1,903
Land and Buildings	554	278	248
Leasehold Improvements	207	226	229
Furniture and Data Processing Equipment	1,655	1,349	1,341
Other	118	61	85

Intangible Assets	2,035	1,738	1,972
Acquisition of Rights to Credit Payroll	195	320	366
Partnership for the Promotion and Offer of Financial Products and Services	340	12	318
Software Developed or Obtained for Internal Use	1,202	1,295	981
Other Intangible	298	111	307
Total	4,569	3,652	3,875

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 15 – Fixed Assets and 16 – Intangible Assets for further details.

Fees and services of the main auditors
The table below presents the total amount charged by PricewaterhouseCoopers Auditores Independentes by category for services rendered in 2013, 2012 and 2011:

	Total Fees
	(in thousands of R$)

		% Approved by the		% Approved by the		% Approved by the
	2013	Audit Committee	2012	Audit Committee	2011	Audit Committee
Audit Fees	39,129	100.0	37,191	99.0	37,834	99.5
Audit-Related Fees[1]	6,264	99.0	3,330	100.0	2,583	100.0
Tax Fees	-	-	64	100.0	181	100.0
All Other Fees[1]	508	100.0	1,491	100.0	936	99.9
Total	45,901		42,075		41,534

1.	For year ended December 31, 2011, R$94 thousands, related to assurance services on the Greenhouse Gas Emissions controls and policies were reclassified from All Other Fees to Audit-Related Fees.

Annual Report 2013	A-290

Audit fees
Audit fees refer to the audit of our annual consolidated financial statements, for the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings and audit of internal controls in connection with the Sarbanes-Oxley Act.

Audit-Related fees
Audit-related fees refer to services provided in connection with the preparation of accounting appraisal reports, assistance related to the preparation of documents to be sent to local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with Greenhouse Gas Emissions controls and policies, due diligence activities and assurance of special purpose reports.

Tax service fees
Tax fees refer to tax consulting and other consulting services.

Other fees
Other fees paid refer to internet safety testing, evaluation of business continuity management, consultancy for new projects, use of electronic databases, technical materials, training, assistance in operations analysis and consulting services with respect to the GIPS (Global Investment Performance Standards) certification.

Pre-Approval of policies and procedures
Among the Audit Committee’s responsibilities is to establish policies and procedures regarding services that can be provided by our external auditors. On annual basis, the Audit Committee issues (i) the list of those services which cannot be provided by our external auditors, due to the fact that such services could, eventually, affect their independence, (ii) the list of pre-approved services, and (iii) those services that need to be previously approved by the Audit Committee. We enhanced our corporate governance ensuring its alignment with the Sarbanes-Oxley Act requirements.

Transactions with related parties
Our policy with respect to transactions with related parties defines the concept of related party and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards.

Annual Report 2013	A-291

Transactions involving“significant”or“material”amounts, as defined in our Policy for Transactions with Related Parties, are subject to different internal rules.“Significant transactions”(i.e. transactions that involve amounts equal to or higher than R$1.0 million) are analyzed by the Ethics and Ombudsperson Superintendency and reported to our Board of Directors on a quarterly basis. “Material transactions”(i.e. transactions that reach, in only one agreement or in successive agreements or agreements with the same purpose, in a period of 1 year, an amount equal or higher than 0.1% of our stockholders’equity) are analyzed by the Related Parties Committee and approved by our Board of Directors. Please refer to section Attachments, Related Parties Policy.

The granting of loans to our officers, directors or affiliates is subject to restrictions pursuant to Brazilian law. In 2013, no loans or advances were granted to any of our subsidiaries, executive officers, directors or their family members. Please refer to section Our risk management, item Regulatory environment – Loans and advances to related parties for further details.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 – Related Parties, for further details about the related parties we do business with and the main terms of those transactions.

Capitalization	The table below presents our capitalization as of December 31, 2013. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2013. As of the date of this Annual Report, there has been no material change in our capitalization since December 31, 2013.

You should read the table below in conjunction with the information included in section Itaú Unibanco Holding, item In Numbers, Selected Financial Data – IFRS, section Performance and section Attachments, item Selected Statistical Information for further details.

Annual Report 2013	A-292

	As of December 31, 2013
	In Millions of
	R$	US$[1]
Current Liabilities
Deposits	208,538	89,020
Securities Sold under Repurchase Agreements	148,598	63,433
Financial Liabilities Held for Trading	87	37
Derivatives	5,706	2,436
Interbank Market Debt	55,777	23,810
Institutional Market Debt	11,496	4,907
Other Financial Liabilities	60,582	25,861
Reserves for Insurance and Private Pension	8,948	3,820
Liabilities for Capitalization Plans	3,032	1,294
Provisions	4,295	1,833
Tax Liabilities	1,655	706
Other Liabilities	20,173	8,611
Total	528,887	225,769

Long-Term Liabilities
Deposits	65,845	28,108
Securities Sold under Repurchase Agreements	118,084	50,407
Financial Liabilities Held for Trading	284	121
Derivatives	5,699	2,433
Interbank Market Debt	55,599	23,734
Institutional Market Debt	60,559	25,851
Other Financial Liabilities	692	295
Reserves for Insurance and Private Pension	90,075	38,451
Provisions	14,567	6,218
Tax Liabilities	1,811	773
Other Liabilities	675	288
Total	413,890	176,680
Deferred Income	328	140
Non-Controlling Interests	969	414
Stockholders’ Equity[2]	83,223	35,526
Total Capitalisation[3]	1,027,297	438,529
Risk-Based Capital Ratio[4] (%)	16.6

1.	Convenience translation at 2.3426 reais per U.S. dollar, the exchange rate in effect on December 31, 2013.
2.	Itaú Unibanco Holding’s authorized and outstanding share capital consists of 2,518,215,040 common shares and 2,509,814,670 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 21 to our consolidated financial statements as of and for the period ended December 31, 2013.
3.	Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
4.	Calculated by dividing total regulatory capital by risk weight assets.

Annual Report 2013	A-293

Off-Balance sheet arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 36 – Management of Financial Risks, item 3 – Collateral and policies for mitigating credit risk and 5 – Credit risk exposure of our consolidated financial statements and derivative financial instruments discussed above. Please refer to section Our risk management, item Risk and capital management, Exchange rate sensitivity for further details.

Results	Highlights

“Two years ago we anticipated the today’s scenario and worked to reduce credit risks and to improve cost control focusing on efficiency. This was a winning strategy that benefited the result of 2013 and can benefit 2014.”

Alfredo Setubal – Itaú Unibanco Holding’s Board Member, Investor Relations Officer and Itaú Unibanco Executive Vice-President – Wealth Management & Services

The highlights for 2013, 2012 and 2011 are presented below:

•	Net income: ▲ Increased 30.0% in 2013 compared to 2012 and ▼ decreased 8.7% in 2012 compared to 2011.

For the year ended December 31, 2013, our net income attributable to the owners of the parent company was R$16,424 million and increased 30.0% compared to the previous year when net income reached R$12,634 million. Compared to the year ended December 31, 2011, net income reached R$13,837 million in 2012, decreasing by 8.7%.

Our performance ratio, ROAE (return on average equity), calculated by dividing net income by average stockholders’ equity, reached 20.9% in 2013, a 440 basis points increase compared to 2012, when our performance ratio reached 16.6%, which represented a decrease of 390 basis points compared to of the ratio of 20.5% in 2011.

•	Stockholders’ equity: ▲ Increased 9.6% in 2013 compared to 2012 and ▲ increased 2.7% in 2012 compared to 2011.

As of December 31, 2013 our stockholders’ equity grew 9.6% compared to that as of December 31, 2012, and reached R$83,223 million. As of December 31, 2012, growth was 2.7% compared to our stockholders’ equity as of December 31, 2011, totaling R$75,902 million. As of December 31, 2011 our stockholders’ equity was R$73,941 million.

•	Loan and lease portfolio: ▲ increased 12.2% in 2013 compared to 2012 and ▲ increased 6.0% in 2012 compared to 2011.

Annual Report 2013	A-294

–	Loans to individuals:

As of December 31, 2013, loans to individuals totaled R$167,431 million, an increase of R$16,510 million, or 10.9%, compared to December 31, 2012, primarily as a result of a 66.6% increase in payroll loans due to a continued growth in our retail branch payroll loan operations and to the association agreement with BMG, aiming at the offering, distribution and sale of payroll loans through the incorporation of a new financial institution, Itaú BMG Consignado, an increase of 31.1% in credit card loans mainly due to the impact of the acquisition of Credicard, and an increase of 32.8% in mortgage loans due to the focus we have been giving to portfolios with lower delinquency rates. Vehicle financing decreased 21.4% as of December 31, 2013 compared to 2012, to R$40,584 million, as a result of the continued application of stricter requirements for granting loans in this period, which have led to increased down payment requirements and shorter financing terms.

As of December 31, 2012, loans to individuals totaled R$150,921 million, an increase of R$1,530 million compared to December 31, 2011, or 1.0%, primarily as a result of a 31.9% increase in mortgage loans and to a 34.1% increase in payroll loans. Vehicle financing decreased 14.6% in 2012 compared to 2011, to R$51,646 million as of December 31, 2012, as a result of the continued application of stricter requirements for granting loans during this period, which have led to increased down payment requirements and shorter financing terms.

–	Loans to companies:

As of December 31, 2013, loans to companies totaled R$208,014 million, with an increase of R$19,100 million, or 10.1% compared to 2012. As a result of our focus on portfolios with lower delinquency rates, loans to large companies increased 21.9% while loans to small and middle-sized companies decreased 4.2%.

As of December 31, 2012, loans to companies totaled R$188,914 million, an increase of R$11,300 million, or 6.4%, compared to 2011. Loans to small and medium businesses decreased R$464 million, or 0.5%, as of December 31, 2012 compared to 2011, totaling R$85,185 million. Loans to large companies increased R$11,764 million, or 12.8%, as of December 31, 2012 compared to 2011, totaling R$103,729 million.

In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies’ portfolio since certain of our loans are denominated, or originated in, such currencies.

Annual Report 2013	A-295

–	Foreign loans Latin America:

The balance of loans from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) ▲ increased 33.5% as of December 31, 2013 compared to 2012 and ▲ increased 41.0% as of December 31, 2012 compared to 2011. In both years, the growth was due to a combination of the increase in our operations and the devaluation of the real against several foreign currencies, particularly the U.S. dollar.

•	Credit quality (90-day NPL ratio): improved ▼ 110 basis points as of December 31, 2013 and, ▼ 10 basis points as of December 31, 2012, but ▲ increased 70 basis points as of December 31, 2011.

The 90-day non-performing loans ratio (90-day NPL ratio), calculated by dividing 90-day non-performing loans by our loan portfolio, reflects the mechanics of our provisioning model. When the non-performing loan ratio decreases, an increase in the coverage ratio is expected.

As of December 31, 2013, our 90-day NPL ratio reached 3.7%, an improvement due to decreases in the 90-day NPL ratios for both individuals and companies. The ratio for individuals dropped 110 basis points compared to December 31, 2012. This is the lowest level since the Itaú and Unibanco association in November 2008.

As of December 31, 2012, our 90-day NPL ratio decrease to 4.8%, compared to 4.9% as of December 31, 2011.

During 2011, delinquency levels increased, both in our portfolio and in the Brazilian financial system. This increase led to higher incurred losses, especially in the small companies and vehicle financing portfolios, and to an increase in expenses for allowance for loan and lease losses from 2010 to 2011. As a consequence, we tightened our underwriting standards and required either more collateral or higher down payments, and reduced the maturity of loans within these portfolios. These changes, combined with the slowing growth of the Brazilian market, resulted in a slight reduction of our small companies’loan portfolio and in our vehicle financing portfolio.

The coverage ratio, calculated by dividing the provisions for allowance for loan and lease losses by 90-day non-performing loans, reached 147% as of December 31, 2013, an increase of 10 basis points compared to 2012 and as of December 31, 2012, the coverage ratio increased 60 basis points compared to 2011. When the non-performing loan ratio decreases, an increase in the coverage ratio is expected. The provisions for allowance for loan and lease losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio.

Annual Report 2013	A-296

•	Interest income:

–	Interest on loan and lease transactions: ▼ decreased 2.6% for the year ended December 31, 2013 compared to the same period in 2012 and ▲ increased 4.5% for the year ended December 31, 2012 compared to the same period in 2011.

–	Interest on financial assets held for trading: ▼ decreased 18.5% for the year ended December 31, 2013 compared to the same period in 2012 and ▼ decreased 9.2% for the year ended December 31, 2012 compared to the same period in 2011.

–	Interest and similar expenses: ▼ decreased 3.6% for the year ended December 31, 2013 compared to the same period in 2012 and ▼ decreased 13.5% for the year ended December 31, 2012 compared to the same period in 2011.

•	Banking service fees: ▲ increased 19.9% for the year ended December 31, 2013 compared to the same period in 2012 and ▼ decreased 2.4% for the year ended December 31, 2012 compared to the same period in 2011.

•	Income from insurance, private pension plan and capitalization transactions before claim and selling expenses: ▲ increased 8.7% for the year ended December 31, 2013 compared to the same period in 2012 and ▲ increased 14.3% for the year ended December 31, 2012 compared to the same period in 2011.

•	General and administrative expenses: ▲ increased 4.8% in 2013 compared to 2012 and ▲ increased 6.7% in 2012 compared to 2011.

•	Expenses for allowance for loan and lease losses: ▼ decreased 25.5% for the year ended December 31, 2013 compared to the same period in 2012, as a result of the improved credit quality of the portfolio due to continued application of stricter requirements for granting loans during this period but ▲ increased 19.7% for the year ended December 31, 2012 compared to the same period in 2011, as a result of the decrease in asset quality from our vehicle and personal loan portfolios.

•	Impaired loans: Impaired loans decreased from R$19,511 million as of December 31, 2012 to R$16,305 million as of December 31, 2013. Impaired loans increased from R$18,385 million as of December 31, 2011 to R$19,511 million as of December 31, 2012, due to the growth of impaired personal loans and vehicle loans. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36.6 – Credit Quality of Financial Assets.

Annual Report 2013	A-297

•	Loans under renegotiation: Credit transactions under renegotiation, including extended, modified and deferred repayments, decreased to 4.3% as of December 31, 2013 mainly due to a decrease in renegotiations from 5.3% as of December 31, 2012. As of December 31, 2011, loans under renegotiation represented 4.2% of the total portfolio.

	In Million of R$ (except where indicated)
	2013	2012	2011
Statement of Income
Net Income	16,424	12,634	13,837
Banking Product	79,387	81,172	74,276

Shares (R$)
Earnings per Share – Basic (Common And Preferred)	3.31	2.54	2.78
Weight Average Number of Outstanding Shares – Basic – in Thousands
Common	2,518,213	2,518,213	2,518,213
Preferred	2,447,467	2,451,543	2,464,029
Average Price of Preferred Share on the Last Trading Day of the Period	31.65	33.33	33.85
Market Capitalization[1]	156,957	150,598	152,787
Market Capitalization (in Million of US$)[2]	67,001	73,696	81,451

Performance Ratios (%)

Net Income as a Percentage of Average Stockholder's Equity – Annualized[3] – %	20.9	16.6	20.5
Net Income as a Percentage of Total Assets – Annualized[4] – %	1.7	1.5	1.7
Solvency Ratio (BIS Ratio) – Financial-Conglomerate – %	16.6	18.0	16.0
Non-Performing Loans Index (NPL over 90 days) – %	3.7	4.8	4.9
Non-Performing Loans Index (NPL 15-90 days) – %	3.0	3.6	4.4
Efficiency Ratio (ER)[5] – %	48.5	45.6	47.6
Risk Adjusted Efficiency Ratio (RAER)[5] – %	69.5	73.6	70.0

Balance Sheet	Dec 31, 13	Dec 31, 12	Dec 31, 11
Total Assets	1,027,297	957,154	818,136
Total Loan Portfolio	411,702	366,984	294,837
Funding	724,496	679,706	573,354
Total Stockholders' Equity	84,192	75,998	75,336
Total Stockholders’ Equity Attributed to the Owners of the Parent Company	83,223	75,902	73,941

1.	Total number of outstanding shares (common and preferred shares) multiplied by the average price of the preferred share on the last trading day in the period.
2.	The USD/Reais exchange rate was R$2.3426 as of December 31, 2013, R$2.0435 as of December 31, 2012 and R$1.8758 as of December 31, 2011.
3.	Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity.
4.	Annualized Return was computed by dividing Net Income by Average Assets.
5.	The Efficiency and Risk Adjusted Efficiency ratios are calculated based on managerial information (For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see Basis of Presentation of Segment Information).

Annual Report 2013	A-298

Certain effects of foreign exchange rates on our income

The variation of the real can affect our net interest margin (which includes net interest and similar income and expenses, dividend income, net gain (loss) from investment in securities and derivatives and foreign exchange results and exchange variation on transactions). A certain amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets measured in reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Our foreign currency gap management also takes into account the tax effects of such positions. As the profits from exchange rate variation on investments abroad are not taxable, we seek to maintain sufficient hedges (a liability position in foreign exchange derivatives) to reduce the potential effects from our total foreign-exchange exposure, net of tax effects.

Unless otherwise indicated, the discussion in this section Performance, item Financial Performance, Results, relates to our annual average interest rates and yields. Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies.

Annual Report 2013	A-299

Net income

The following table shows the main components of our net income:

	(in millions of R$, except percentages)
	Year Ended December 31,			Variation		Variation
	2013	2012	2011	2013-2012%		2012-2011%
Banking Product	79,387	81,172	74,276	(1,785)	(2.2)	6,896	9.3
Interest and Similar Income	94,127	96,364	97,352	(2,237)	(2.3)	(988)	(1.0)
Interest and Similar Expense	(46,361)	(48,067)	(55,599)	1,706	(3.5)	7,532	(13.5)
Dividend Income	205	323	361	(118)	(36.5)	(38)	(10.5)
Net Gain (Loss) from Investment Securities And Derivatives	(5,924)	1,463	1,251	(7,387)	(504.9)	212	16.9
Foreign Exchange Results and Exchange Variation on Transactions	6,594	3,755	4,998	2,839	75.6	(1,243)	(24.9)
Banking Service Fees	22,712	18,944	19,410	3,768	19.9	(466)	(2.4)
Income From Insurance, Private Pension and Capitalization Operations Before Claim and Selling Expenses	6,639	6,108	5,345	531	8.7	763	14.3
Other Income	1,395	2,282	1,158	(887)	(38.9)	1,124	97.1
Losses on Loans and Claims	(14,870)	(21,354)	(16,072)	6,484	(30.4)	(5,282)	32.9
Expenses for Allowance for Loan and Lease Losses	(17,856)	(23,982)	(20,038)	6,126	(25.5)	(3,944)	19.7
Recovery of Loans Written off as Loss	5,061	4,663	5,477	398	8.5	(814)	(14.9)
Expenses for Claims	(3,155)	(3,320)	(2,446)	165	(5.0)	(874)	35.7
Recovery of Claims under Reinsurance	1,080	1,285	935	(205)	(16.0)	350	37.4
Banking Product Net of Losses on Loans and Claims	64,517	59,818	58,204	4,699	7.9	1,614	2.8
Other Operating Income (Expenses)	(43,652)	(42,402)	(39,953)	(1,250)	2.9	(2,449)	6.1
General and Administrative Expenses	(39,914)	(38,080)	(35,674)	(1,834)	4.8	(2,406)	6.7
Tax Expenses	(4,341)	(4,497)	(4,166)	156	(3.5)	(331)	7.9
Share of Profit or (Loss) of Unconsolidated Companies	603	175	(113)	428	244.6	288	(254.9)
Income Before Income Tax and Social Contribution	20,865	17,416	18,251	3,449	19.8	(835)	(4.6)
Current Income Tax and Social Contribution	(7,503)	(7,716)	(6,956)	213	(2.8)	(760)	10.9
Deferred Income Tax and Social Contribution	3,160	3,491	3,315	(331)	(9.5)	176	5.3
Net Income	16,522	13,191	14,610	3,331	25.3	(1,419)	(9.7)
Net Income Attributable to Non-Controlling Interests	98	557	773	(459)	(82.4)	(216)	(27.9)
Net Income Attributable to Owners of the Parent Company	16,424	12,634	13,837	3,790	30.0	(1,203)	(8.7)

Annual Report 2013	A-300

Our results of operations are affected by changes in SELIC rates and in exchange rates (U.S. dollar compared to Brazilian real). In 2013, we observed a decrease in the average SELIC rate to 8.3% from 8.6% in 2012 and compared 11.8% in 2011. The Brazilian real depreciated 14.7% in 2013, 8.9% in 2012 and 12.6% in 2011.

Banking product

Banking product is the sum of our operating revenues, net of funding costs, as detailed in the table above. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 23 – Interest and Similar Income and Expense and Net Gain (Loss) from Investment Securities and Derivatives, Note 24 – Banking Service Fees and Note 25 – Other Income for further details.

1.	Includes insurance, private pension and capitalization transactions before claim and selling expenses.
2.	Includes net gains (loss) from investment securities and derivatives, foreign exchange results and exchange variation on transactions, dividend income and other income.

	Year Ended December 31,
	2013	2012	2011
	(in millions of R$)
Interest and Similar Income
Interest on Loans and Leases	59,546	61,139	58,492
Interest on Deposits in Banks	583	1,042	890
Interest on Central Bank Compulsory Deposits	4,314	5,334	9,182
Interest on Securities Purchased under Resale Agreements	12,630	10,096	9,961
Interest on Trading Assets	10,860	13,324	14,676
Interest and Dividends on Available-for-Sale Securities	5,067	3,771	2,888
Interest on Held-to-Maturity Securities	486	471	360
Other Assets	642	1,187	903
Total Interest and Similar Income	94,127	96,364	97,352

Annual Report 2013	A-301

In 2013, the 2.3% decrease in interest and similar income compared to 2012 was mainly due to decreases in interest on trading assets, in interest on loan and leases and in interest on Central Bank deposits, partially offset by increases in interest on securities purchased under resale agreements and dividends on available-for-sale securities. The decreases in interest for trading assets and on Central Bank compulsory deposits are both related to the reduction in the SELIC rate to 8.3% in 2013 from 8.6% in 2012. The decrease of 2.6% in interest on loan and leases is due to a change in our loan portfolio mix towards lower risk clients and products, consequently resulting in lower spreads and delinquency levels.

In 2012, the 1.0% decrease in interest and similar income compared to 2011, was mainly due to the reduction in the SELIC rate, which resulted in a decrease in interest on Central Bank compulsory deposits and in interest on financial assets held for trading, partially offset by the increase of 4.5% in interest on loan and lease transactions (mainly due to the increase in volumes) and in interest on available-for-sale financial assets.

Changes in volume and yield/rate in loan and lease transaction, trading assets and Central Bank compulsory deposits are detailed below (see Attachments: item Select Statistical Information, Changes in Interest Income and Expenses – Volume and Rate Analysis for further information).

R$ million

1.	Includes trading assets, available for sale securities, held to maturity securities and Central Bank compulsory deposits

Annual Report 2013	A-302

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013-2012	2012-2011
Individuals	167,431	150,921	149,391	10.9%	1.0%
Corporate and Small and Medium Businesses	208,014	188,914	177,614	10.1%	6.4%
Foreign Loans – Latin America	36,257	27,149	19,259	33.5%	41.0%
Total Loan Transactions and Lease Transactions	411,702	366,984	346,264	12.2%	6.0%

R$ million

1.	Other: personal loan, Vehicles, Small and Medium businesses.

The increase in loan and lease transactions, both in 2012 and in 2013 was due to the higher average volumes of loans and lease transactions, principally due to the growth in the volume of credit card lending, payroll loans, mortgage loans and loans to corporate clients.

Since 2011, we have focused on reducing the risks of our loan portfolio. As a result, our mortgage, payroll, corporate and Latin America (ex-Brazil) loan portfolios have grown more rapidly, while our vehicle and small companies’ portfolios have decreased. Our mortgage loan portfolio has grown in line with the market and we have maintained a conservative

Annual Report 2013	A-303

approach regarding collaterals. In 2013, the LTV (loan-to-value: ratio between the amount of the financing and the value of the real estate properties) of vintages originated remained steady at approximately 60%. Our payroll loan portfolio has grown faster than our personal loan portfolio not only because of the emphasis we have given to it within our branch network but also because of our association with Banco BMG for payroll loan origination, which reached a balance of R$7,111 million on December 31, 2013. In Latin America, excluding Brazil (i.e., Argentina, Chile, Colombia, Paraguay and Uruguay) we grew 33.5% in 2013 and 41.0% in 2012, both because of organic growth and because of the depreciation of the real against the currencies of those countries.

	Year Ended December 31
	2013	2012	2011
	(in millions of R$)
Interest and Similar Expense
Interest on Deposits	9,802	10,544	12,186
Interest on Securities Sold under Repurchase Agreements	16,865	17,539	22,133
Interbank Market	6,245	5,747	5,535
Institutional Market Debt	9,971	7,693	10,505
Reserves for Insurance and Private Pension and Liabilities for Capitalization Plans	3,436	6,513	5,239
Other Financial Assets	42	31	-
Total Interest Expense	46,361	48,067	55,599

Annual Report 2013	A-304

R$ million

1.	Includes insurance, private pension and liabilities for capitalization plans.

The changes in SELIC also affected our total interest expenses. In 2013, the SELIC fell to 8.3% as of December 31, 2013 compared to 8.6% as of December 31, 2012 and 11.8% as of December 31, 2011.

In 2013, the decrease in the SELIC rate reduced our interest expenses for securities sold under repurchase agreements and for deposits, despite a growth in the average balances of these portfolios compared to 2012 and 2011 (for further details, see section Performance, item Financial Performance Liabilities, Funding).

Dividend income totaled R$205 million for the year ended December 31, 2013, R$323 million for the same period in 2012, and R$361 million for the same period in 2011, due to lower income from dividends of other companies.

Net gain (loss) from investment securities and derivatives totaled a loss of R$5,924 million for the year ended December 31, 2013, a gain of R$1,463 million for the same period in 2012, and a gain of R$1,251 million for the same period in 2011, mainly to our risk management strategy, particularly those associated with derivative instruments used to hedge our investments abroad.

Foreign exchange results and exchange variation on transactions totaled R$6,594 million for the year ended December 31, 2013, R$3,755 million for the same period in 2012 and R$4,998 million for the same period in 2011. The changes were due mainly to the effect from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad.

Annual Report 2013	A-305

The following table shows the main components of our non-interest income:

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013-2012		2012-2011
Banking Service Fees	22,712	18,944	19,410	3,768	19.9%	(466)	(2.4)%
Income from Insurance, Private Pension and Capitalization
	6,639	6,108	5,345	531	8.7%	763	14.3%
Transactions before Claim and Selling Expenses
Other Income	1,395	2,282	1,158	(887)	(38.9)%	1,124	97.1%
Total Non-Interest Income	30,746	27,334	25,913	3,412	12.5%	1,421	5.5%

In 2013, our non-interest income increased, due to an increase in banking service fees, income from insurance, private pension and capitalization transactions before claim and selling expenses, and was partially offset by a decrease in other non-interest income (consisting mainly of gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures and reversal of provisions).

In 2012, our non-interest income increased, due to an increase in other non-interest income, income from insurance, private pension and capitalization transactions before claim and selling expenses, and was partially offset by a decrease in banking service fees.

Banking service fees refer to the sum of fees from current account services, asset management, collection, credit card services, guarantees issued and credit lines, brokerage commission and other fees. In 2013, the increase in banking service fee revenues was mainly due to income from fees from credit card services, influenced by the larger revenues from credit card annual fees, increase in sales and the increase in the number of equipment (POS) rented during in the period, and to income from current account services, influenced by the increase in the volume of product packages and services, one of the most significant of which is a package that converts fees paid by clients into mobile phone credits. New subscriptions to current account service product packages and the adjustment of services provided to our Uniclass clients and by our Itaú Empresas business unit also contributed for this growth. The growth in banking service fees and other fees income is in line with our strategy to diversify our income, mainly to make it less dependent on changes in interest rates.

Annual Report 2013	A-306

In 2012, the decrease in banking service fees revenues was mainly due to a lower income from asset management (mainly from private pension funds) and to a decrease in checking account fees (which followed price changes by our competitors), partially offset by an increase in our volume of transactions with clients.

In 2013, income from insurance, private pension and capitalization transactions before claim and selling expenses increased, mainly due to lower expenses as a result of change in reserves for insurance and private pension, partially offset by the decrease in income from insurance and private pension.

In 2012, income from insurance, private pension and capitalization transactions before claim and selling expenses increased, mainly due to a higher volume of pension plan transactions, related to the 28.3% growth in the technical provisions from private pension, totaling R$81,198 million, and an increase in the retained premiums, principally group life and DPVAT (mandatory insurance for personal injury caused by motor vehicles).

In 2013, other income decreased, mainly influenced by the effect of the sale of our interest in Serasa S.A. in 2012.

In 2012, other income reflected the sale of our 16.14% interest in Serasa S.A. to Experian Brasil Ltda., which generated a gain of R$1,542 million in 2012.

1.	We recognize technical reserves with the objective of identifying the policyholder’s loss in the event of claims of insured risks.

Annual Report 2013	A-307

	(in millions of R$)
	Year Ended December 31			Variation
	2013	2012	2011	2013 x 2012		2012 x 2011
Expenses for Allowance for Loan and Lease Losses	(17,856)	(23,982)	(20,038)	6,126	(25.5)%	(3,944)	19.7%
Recovery of Loans Written-off as Loss	5,061	4,663	5,477	398	8.5%	(814)	(14.9)%
Expenses for Claims	(3,155)	(3,320)	(2,446)	165	(5.0)%	(874)	35.7%
Recovery of Claims under Reinsurance	1,080	1,285	935	(205)	(16.0)%	350	37.4%
Losses on Loans and Claims	(14,870)	(21,354)	(16,072)	6,484	(30.4)%	(5,282)	32.9%

In 2013, our expenses for allowance for loan and lease losses decreased 25.5%, mainly related to a lower delinquency ratios in our small companies and personal loans portfolios, which contributed with R$5,614, or 92%, to the R$6,126 million total decrease. The delinquency ratios of our vehicle loan portfolio are still in a downward trend and the expenses for allowance for loan and lease losses decreased 14.0% in 2013. These reductions are due to the changes in our portfolio mix, initiated in the second half of 2011 and still ongoing.

Annual Report 2013	A-308

In 2012, our expenses for allowance for loan and lease losses increased R$3,944 million, or 19.7%, mainly because of the higher delinquency ratios observed in the personal and small companies loan portfolios. In the second half of 2011, we decided to change our portfolio mix to include lower-risk loans and clients (real estate, payroll, corporate and Latin America loan portfolios), and this change resulted in the reduction of delinquency ratios (as presented below) and, consequently, in a reduction in expenses for allowance for loan and lease losses. Because the effects of such a change take time to be observed in a large portfolio, the results of this change to our portfolio mix became more evident in 2013, when expenses decreased R$6,126 million, or 25.5%, compared to 2012.

The NPL ratios presented as of December 31, 2013 are their lowest levels since the November, 2008, the year of the association of Itaú and Unibanco.

Annual Report 2013	A-309

In 2013, the recovery of loans written off as losses increased by 8.5%, or R$398 million. In 2012, primarily due to a change in accounting criteria, our recovery decreased R$814; if this change was disregarded, these recoveries would have decreased R$205 million. The change resulted in discounts granted in the renegotiation of credits already written off as losses (in the total amount of R$609 million) being deducted from income from recovery of loans written off as losses instead of being deducted from interest and similar income, as in 2011.

In 2013 expenses for claims decreased R$165 million, primarily due to a reduction in the claims ratio to specified and all risks, credit life and warranty extension – assets. In 2012 the increase of R$874 million in expenses for claims was mainly due to a growth of 37.4% in our insurance portfolio and to an increase in the claim ratios of group life and specified and all risks.

Recovery of claims under reinsurance decreased R$205 million in 2013, mainly due to a reduction in the recovery of claims from corporate insurance risks that have reinsurance. In 2012, recovery of claims under reinsurance increased R$350 million, or 37.4%, compared to 2011.

1.	Average balance of the loan portfolio of two previous years.

Annual Report 2013	A-310

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013x2012		2012x2011
Personnel Expenses	(15,860)	(14,332)	(13,373)	(1,528)	10.7%	(959)	7.2%
Administrative Expenses	(13,257)	(12,665)	(12,490)	(592)	4.7%	(175)	1.4%
Depreciation	(1,522)	(1,346)	(1,184)	(176)	13.1%	(162)	13.7%
Amortization	(808)	(844)	(984)	36	(4.3)%	140	(14.2)%
Insurance Acquisition Expenses	(1,147)	(1,253)	(1,268)	106	(8.5)%	15	(1.2)%
Other Expenses	(7,320)	(7,640)	(6,375)	320	(4.2)%	(1,265)	19.8%
General and Administrative Expenses	(39,914)	(38,080)	(35,674)	(1,834)	4.8%	(2,406)	6.7%

We have kept a tight control on costs and have partially offset the rise in costs (brought by the growth of operations, by the rise in salaries and benefits due to collective labor agreements and by the impact of inflation in our administrative costs) with efficiency gains. In 2013, the number of employees decreased 1.3% to 95,696, in spite of the arrival of 1,194 employees from Credicard in December 2013. In 2012, the number of employees decreased 7.2% to 96,977, mainly due to restructuring initiatives in our consumer credit business unit that integrated systems and processes into a single platform. This restructuring was conducted with a view to capture synergies across our consumer operations and in connection with a strategic review of certain businesses.

In 2013, the increase in personnel expenses was mainly a result of the growth in expenses related to compensation, payroll taxes, benefits and profit sharing, which contributed with R$1,042 million to the R$1,528 million increase in personnel expenses. The increase was mainly due to the annual collective bargaining agreement reached in October 2013, which increased these expenses by 8.0%, on top of the agreement reached in September 2012, which grew compensation by 7.5% and benefits by 8.5%. In 2012, the increase in personnel expenses was mainly a result of the growth in expenses related to employee terminations and labor claims, which contributed R$906 million to the R$959 million increase in personnel expenses. The growth of 9.0% in compensation, charges and benefits was due to the collective bargaining agreement reached in September 2011 and the increases of 7.5% in compensation and of 8.5% in benefits from the collective bargaining agreement from 2012, which were offset by the efficiency gained from the reduction in employees mentioned above.

Annual Report 2013	A-311

In 2013, administrative expenses increased by 4.7%, mainly because of growths in advertising, promotions and publication expenses and rent, which represented with R$545 million of the R$592 million increase in administrative expenses. The increase in advertising, promotions and publications expenses was related to the FIFA Confederations Cup, Rock In Rio, Itaú Bike and the repositioning of the Rede and Hiper brands. Despite the organic growth of our operations and the effect of inflation on most contracts and costs, such as utilities, rent and other, administrative expenses grew by only 1.4% in 2012 (while consumer inflation increased by 5.8%, according to the IPCA index), offset by decreases in expenses with installations, transportation and materials.

In 2013, other non-interest expenses decreased 4.2%, mainly due to the fact that the disposal of our investment in Banco BPI S.A., increased such expenses by R$302 million in 2012. Our other expenses increased R$1,265 million in 2012, mainly due to increases of R$312 million related to our credit card rewards program, R$302 million due to the disposal of our investment in Banco BPI S.A. and R$713 million from provisions for civil lawsuits, which include provisions for civil lawsuits related to economic plans. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 26 – General and Administrative Expenses and Note 32 – Provisions, Contingencies and Other Commitments for further details.

In 2013, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$4,341 million, a decrease of R$156 million, due to a reduction in banking product. In 2012, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$4,497 million, an increase of R$330 million, or 7.9% compared to 2011.

Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis. Conversely, certain amounts are considered taxable income or deductible expenses in the calculation our taxes on income but do not affect our income statement. Those items are referred to as “permanent differences”. Our total income tax and social contribution includes current income tax and social contribution as well as deferred income tax and social contribution. The former is the tax expense under Brazilian tax laws for the period, and the latter is the tax expense resulting from permanent differences.

Annual Report 2013	A-312

In 2013, income tax and social contribution amounted R$4,343 million, a decrease of R$118 million, or 2.8%. In 2012 amounted R$4,225 million, a reduction of R$584 million, or 2.8% compared to 2011.

Basis of presentation of segment information

Our segment information is based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is prepared according to accounting practices adopted in Brazil (our segment information is not prepared in accordance with IFRS) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 34 – Segment Information for further details.

Capital and funding costs are allocated to each segment based on Tier I Capital rules and according to a proprietary model, while the surplus capital and subordinated debt are allocated to the segment Activities with the market and Corporation. The tax effects of payments of interest on our own capital have been allocated to the segments proportionally to the amount of the Tier I Capital of each segment. Additionally, share of income of unconsolidated companies not related to segments and non-controlling interest were allocated to the segment Activities with the market and Corporation.

The Efficiency and Risk Adjusted Efficiency ratios are calculated based on managerial information, as presented below:

Efficiency Ratio =	Non-Interest Expenses
(Banking Product + Share of comprehensive income of unconsolidated companies, net + Other – Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Risk Ajusted Efficiency Ratio =	Non-Interest Expenses + Losses on Loans and Claims
(Banking Product + Share of comprehensive income of unconsolidated companies, net + Other – Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Annual Report 2013	A-313

The Efficiency and Risk Efficiency Ratios are non-GAAP measures and we disclose them herein as we consider them to be an important measure to understand how we manage our overhead costs. We disclose this measure to the market on a quarterly basis.

Low efficiency ratios indicate a better performance, once this ratio measures the proportion of expenses over revenues. The risk-adjusted efficiency ratio includes the risk portions associated with banking transactions (result of the allowance for loan and lease losses and recovery of loans written off as losses) and insurance and pension plan transactions (claims).

In 2013, we made changes to our consolidation criteria for managerial results in order to better align our presentation of managerial results with the way our management monitors results. These adjustments only rearrange certain revenues and costs within units, therefore they do not affect the net income disclosed. In addition, because of changes implemented in our structure, we changed the names of our segments to: (i) Commercial Bank – Retail, (ii) Wholesale Bank, (iii) Consumer Credit – Retail and (iv) Activities with the market and Corporation. The results of middle market companies, previously allocated to the Commercial Bank segment, are now reported in the Wholesale Bank segment. Our consolidated financial statements for the years 2012 and 2011 do not present the changes in our structure implemented in 2013.

We present below a summary of the results from our operating segments. The adjustments column presents effects of the differences between the segmented results (substantially in line with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our consolidated financial statements in IFRS. The following discussion should be read in conjunction with our consolidated financial statements, especially Note 34 regarding segment information in section Performance, item Consolidated Financial Statements (IFRS) as well as the information included section Itaú Unibanco Holding, item In Numbers, Selected Financial Data (IFRS).

Annual Report 2013	A-314

	Consolidated Statement of Income
	from January 1 to December 31, 2013
	(in millions of R$)
				Activities with
	Commercial	Consumer	Wholesale	the Market and	Itaú		IFRS
	Bank – Retail	Credit – Retail	Bank	Corporation	Unibanco	Adjustments	Consolidated

Banking Product[1]	44,567	14,892	15,116	3,901	78,476	911	79,387
Losses on Loans and Claims	(7,613)	(4,860)	(3,055)	(82)	(15,610)	740	(14,870)
Banking Product Net of Losses on Loans and Claims	36,954	10,032	12,061	3,819	62,866	1,651	64,517
Other Operating Income (Expenses)	(26,043)	(7,496)	(6,159)	(572)	(40,270)	(3,382)	(43,652)
Income before Income Tax and Social Contribution	10,911	2,536	5,902	3,247	22,596	(1,731)	20,865
Income Tax and Social Contribution	(3,908)	(642)	(1,886)	(187)	(6,623)	2,280	(4,343)
Non-Controling Interest in Subsidiaries	-	(124)	-	(13)	(137)	39	(98)
Net Income	7,003	1,770	4,016	3,047	15,836	588	16,424

Performance Measures
Efficiency Ratio (%)	55.9	46.5	37.2	18.2	48.5	-	52.8
Risk Adjusted Efficiency Ratio (%)	74.0	81.7	58.6	20.2	69.5	-	72.4

Balance Sheet Information
Loan, Lease and Other Credit Transactions	137,802	88,586	180,886	4,966	412,235	(533)	411,702
Total Assets	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297

1. Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

Annual Report 2013	A-315

	Consolidated Statement of Income
	from January 1 to December 31, 2012
	(in millions of R$)
				Activities with
	Commercial	Consumer	Wholesale	the Market and	Itaú		IFRS
	Bank – Retail	Credit – Retail	Bank	Corporation	Unibanco	Adjustments	Consolidated

Banking Product[1]	51,551	14,211	7,491	5,808	78,978	2,194	81,172
Losses on Loans and Claims	(15,292)	(5,179)	(795)	251	(21,015)	(339)	(21,354)
Banking Product Net of Losses on Loans and Claims	36,259	9,032	6,696	6,059	57,963	1,855	59,818
Other Operating Income (Expenses)	(27,030)	(7,476)	(3,301)	(281)	(38,041)	(4,361)	(42,402)
Income before Income Tax and Social Contribution	9,229	1,556	3,395	5,778	19,922	(2,506)	17,416
Income Tax and Social Contribution	(2,981)	(311)	(1,066)	(968)	(5,326)	1,101	(4,225)
Non-Controlling Interest in Subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net Income	6,248	1,245	2,329	4,221	14,043	(1,409)	12,634

Performance Measures
Efficiency Ratio (%)	50.0	49.3	40.8	7.5	45.6	-	49.6
Risk Adjusted Efficiency Ratio (%)	81.2	88.3	52.1	3.3	73.6	-	77.3

Balance Sheet Information
Loan, Lease and Other Credit Transactions	166,718	85,839	109,435	4,309	366,285	699	366,984
Total Assets	745,032	90,096	233,430	134,544	1,014,425	(57,271)	957,154

1. Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

Annual Report 2013	A-316

	Consolidated Statement of Income
	from January 1 to December 31, 2011
	(in millions of R$)
				Activities with
	Commercial	Consumer	Wholesale	the market and	Itaú		IFRS
	Bank – Retail	Credit – Retail	Bank	Corporation	Unibanco	Adjustments	Consolidated

Banking Product[1]	48,236	14,102	6,897	5,109	74,257	19	74,276
Losses on Loans and Claims	(11,011)	(4,270)	(134)	(521)	(15,936)	(136)	(16,072)
Banking Product Net of Losses on Loans and Claims	37,225	9,832	6,763	4,588	58,321	(117)	58,204
Other Operating Income (Expenses)	(25,829)	(7,911)	(2,911)	(390)	(37,025)	(2,928)	(39,953)
Income before Income Tax and Social Contribution	11,396	1,921	3,852	4,198	21,296	(3,045)	18,251
Income Tax and Social Contribution	(3,833)	(477)	(1,287)	(244)	(5,841)	2,200	(3,641)
Non-Controlling Interest in Subsidiaries	-	-	-	(885)	(814)	41	(773)
Net Income	7,563	1,444	2,565	3,069	14,641	(804)	13,837

Performance Measures
Efficiency Ratio (%)	51.0	52.9	39.5	16.5	47.6	-	51.0
Risk Adjusted Efficiency Ratio (%)	75.1	85.4	41.6	25.8	70.0	-	73.9

Balance Sheet Information
Loan, Lease and Other Credit Transactions	147,740	99,600	96,154	1,989	345,483	781	346,264
Total Assets	571,315	101,453	191,620	115,171	851,332	(33,196)	818,136

1.	Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

Revenues from operations in Brazil and abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic market within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension and capitalization transactions are divided between revenues earned in Brazil and abroad. The following information is presented in IFRS, after eliminations on consolidation.

Annual Report 2013	A-317

	Year Ended December 31,
	(in millions of R$)
	2013	2012	2011
Interest Income[1]	95,002	101,905	103,962
Brazil	86,934	95,063	99,083
Abroad	8,068	6,842	4,879
Banking Service Fees	22,712	18,944	19,410
Brazil	21,388	17,918	18,506
Abroad	1,324	1,026	904
Income from Insurance, Private Pension and Capitalization Operations after Claim and Selling Expenses	3,417	2,820	2,566
Brazil	3,382	2,792	2,535
Abroad	35	28	31

The table below presents revenues abroad by business segments:

	Year Ended December 31,
	(in millions of R$)
	2013[3]	2012[3]	2011[3]
Commercial Bank	4,617	3,806	3,081
Argentina	606	425	244
Chile	883	629	444
Uruguay	406	227	166
Other Companies Abroad[2]	2,723	2,525	2,227
Whosale Bank	936	832	968
Consumer Credit	163	127	103
Argentina	34	22	20
Uruguay	30	24	17
Chile	99	81	66
IFRS Adjustments	3,710	3,132	1,662

1.	Includes interest and similar income, dividend income, net gains (loss) from investment securities and derivatives, foreign exchange results and exchange variation on transactions.
2.	Itaú Unibanco S.A. – Grand Cayman, New York and Tokyo branches, ITAÚ UNIBANCO HOLDING S.A – Grand Cayman Branch, Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada (new company name of Itaú Chile Corredor de Bolsa Ltda.), Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itaú Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv – Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (50%), MCC Securities INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50.0489%) and Itaú BBA Colômbia; only at 12/31/2013, Fundo ETF IPSA, IPI – Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa – Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal – SGPS S.A.,Itaú BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc. (new company name of Itaú Europa Securities Inc.), Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itaú Suisse S.A. and Itaú BBA International PLC; only at 12/31/2012, Banco Itaú BBA International S.A and BIE Cayman Ltd., Itaú Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 12/31/2013, BIE Cayman Ltd, Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itaú Global Asset Management, Itaú Asia Securities Ltd., IPI – Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itaú BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú USA Asset Management Inc; only at 12/31/2012, Zux Cayman Company Ltd.; only at 12/31/2013, Itaú Singapore Securities Pte. Ltd.
3.	Activities with the Market and Corporation has no operations outside Brazil for the years ended 31, 2013, 2012 and 2011.

Annual Report 2013	A-318

Commercial bank – retail

Consolidated statement of income

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013x2012 (%)	2012x2011(%)
Banking Product	44,567	51,551	48,236	(13.5)	6.9
Interest Margin	23,719	32,770	31,584	(27.6)	3.8
Banking Service Fees	12,585	12,289	10,915	2.4	12.6
Income from Insurance, Private Pension and Capitalization Operations before Claim and Selling Expenses	8,263	6,030	5,229	37.0	15.3
Other Income	-	462	508	(100.0)	(9.1)
Losses on Loans and Claims	(7,613)	(15,292)	(11,011)	(50.2)	38.9
Expenses for Allowance for Loan and Lease Losses	(9,155)	(16,577)	(13,845)	(44.8)	19.7
Recovery of Loans Written-Off as Losses	3,561	3,320	4,346	7.3	(23.6)
Expenses for Claims/Recovery of Claims under Reinsurance	(2,019)	(2,035)	(1,512)	(0.8)	34.6
Banking Product Net of Losses on Loans and Claims	36,954	36,259	37,225	1.9	(2.6)
Other Operating Income (Expenses)	(26,043)	(27,030)	(25,829)	(3.7)	4.6
Non-Interest Expenses	(23,522)	(24,539)	(23,315)	(4.1)	5.2
Tax Expenses for ISS, PIS and COFINS and Other	(2,521)	(2,704)	(2,596)	(6.8)	4.2
Share of Comprehensive Income of Unconsolidated Companies, Net	-	108	(43)	(100.0)	(351.2)
Other	-	105	125	(100.0)	(16.0)
Income before Income Tax and Social Contribution	10,911	9,229	11,396	18.2	(19.0)
Income Tax and Social Contribution	(3,908)	(2,981)	(3,833)	31.1	(22.2)
Non-Controlling Interest in Subsidiaries	-	-	-	-	-
Net Income	7,003	6,248	7,563	12.1	(17.4)

Efficiency Ratio (%)	55.9	50.0	51.0
Risk Adjusted Efficiency Ratio (%)	74.0	81.2	75.1

Annual Report 2013	A-319

As from the first quarter of 2013, the results of the middle market companies, previously allocated to the Commercial Bank segment, have been reported in the Wholesale Bank segment.

In 2013, the net income for the Commercial Bank – Retail segment increased 12.1% mainly due to the positive impact in net income of a 50.2% decrease in the losses on loans and claims mainly influenced by the change in the credit profile of our portfolio. Furthermore, income from insurance, private pension and capitalization transactions before claim and selling expenses increased 37.0% and non-interest expenses decreased 4.1%, mainly due to the migration of the middle market companies to the Wholesale Bank segment. On the other hand, with a negative impact on the net income, interest margin decreased 27.6% also as a consequence of the middle market migration along with the change in our credit portfolio mix.

In 2012, net income for our Commercial Bank – Retail segment decreased 17.4%, mainly because of the increase in delinquency observed in our personal loans portfolio. The increase in revenues was driven by the 12.6% growth of banking service fees (related to the increase in volume of services and in our customer base), the 3.8% growth in interest margin, driven by a 12.8% growth of the loan portfolio, and the 15.3% growth in income from insurance, private pension, and capitalization transactions (mainly because of the growth in pension plans and in life insurance premiums). These positive effects were not enough to offset the 38.9% increase in losses on loans and claims. The increase in expenses for allowance for loan and lease losses was mainly due to the increase in delinquency levels observed in our portfolios of personal loans and of loans to small companies, along with the growth in our total loan portfolio.

Non-interest expenses increased below inflation, mainly driven by a higher volume of transactions, as a result of a growth in our banking operations, as well as by an increase in personnel expenses, which were affected by the collective bargaining agreements reached in both 2011 and 2012.

Annual Report 2013	A-320

Wholesale bank

Consolidated statement of income

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013x2012 (%)	2012x2011(%)
Banking Product	15,116	7,491	6,897	101.8	8.6
Interest Margin	11,117	5,334	4,896	108.4	8.9
Banking Service Fees	3,688	2,261	2,123	63.1	6.5
Income from Insurance, Private Pension and Capitalization Operations before Claim and Selling Expenses	311	38	-	718.4	-
Other Income	-	(142)	(122)	(100.0)	16.4
Losses on Loans and Claims	(3,055)	(795)	(134)	284.3	493.3
Expenses for Allowance for Loan and Lease Losses	(3,347)	(871)	(266)	284.3	227.4
Recovery of Loans Written-Off as Losses	348	76	132	357.9	(42.4)
Expenses for Claims/Recovery of Claims under Reinsurance	(56)	-	-	-	-
Banking Product Net of Losses on Loans and Claims	12,061	6,696	6,763	80.1	(1.0)
Other Operating Income (Expenses)	(6,159)	(3,301)	(2,911)	86.6	13.4
Non-Interest Expenses	(5,296)	(2,891)	(2,605)	83.2	11.0
Tax Expenses for ISS, PIS and COFINS and Other	(863)	(410)	(341)	110.5	20.2
Share of Comprehensive Income of Unconsolidated Companies, Net	-	5	6	(100.0)	(16.7)
Other	-	(5)	29	(100.0)	(117.2)
Income before Income Tax and Social Contribution	5,902	3,395	3,852	73.8	(11.9)
Income Tax and Social Contribution	(1,886)	(1,066)	(1,287)	76.9	(17.2)
Non-Controlling Interest in Subsidiaries	-	-	-	-	-
Net Income	4,016	2,329	2,565	72.4	(9.2)

Efficiency Ratio (%)	37.2	40.8	39.5
Risk Adjusted Efficiency Ratio (%)	58.6	52.1	41.6

Annual Report 2013	A-321

As from the first quarter of 2013, the results of the middle market companies previously allocated to the Commercial Bank segment have been reported in Wholesale Bank segment.

In 2013, net income for our Wholesale Bank segment increased 72.4% from the previous year. Banking product increased 101.8% as the interest margin and the banking service fees were 108.4% and 63.1% higher than in 2012. In addition to the effect of the result of the middle market companies, the increase in the corporate loan portfolio and in fees from investment banking, cash management and payments services (with REDE) were responsible for this sharp improvement in banking product.

Losses on loans and claims increased 284.3%, due to the migration of middle market companies from the Commercial Bank – Retail segment. Our expenses for allowance for loan and lease losses with middle market companies were R$2,454 million in 2013, 15.5% lower than in 2012. Also with negative impact on net income, the non-interest expenses increased 83.2% as we had more expenses with information technology, telecommunication and debt collection.

In 2012, net income for our Wholesale Bank (previously Itaú BBA) segment decreased by 9.2%, mainly because of the increase in expenses for allowance for loan and lease losses that reflected a recognition of general provisions for certain economic groups as a result of their classification into risk rating categories. The increase in interest margin was mainly due to the 13.8% increase in the large companies’ credit portfolio and an increase in income from dividends. Banking service fees also grew, due to an increase in revenues from investment banking transactions and fees from credit transactions.

Our expenses for allowance for loan and lease losses reflected the growth of our loan portfolio and the rating revision of some economic groups, as previously mentioned, although there was no increase in overdue balances in our corporate portfolio and 92.1% of such portfolio had “B” or better ratings in accordance with criteria set forth in CMN regulation as of December 31, 2012. Non-interest expenses increased because of the impact of the collective bargaining agreements on personnel costs and the 14% increase in the number of employees in the segment.

Annual Report 2013	A-322

Consumer credit – retail

Consolidated statement of income

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013x2012 (%)	2012x2011(%)
Banking Product	14,892	14,211	14,102	4.8	0.8
Interest Margin	9,230	8,310	8,356	11.1	(0.6)
Banking Service Fees	5,662	5,890	5,719	(3.9)	3.0
Income from Insurance, Private Pension and Capitalization Operations before Claim and Selling Expenses	-	(7)	(13)	(100.0)	(46.2)
Other Income	-	18	40	(100.0)	(55.0)
Losses on Loans and Claims	(4,860)	(5,179)	(4,270)	(6.2)	21.3
Expenses for Allowance for Loan and Lease Losses	(5,996)	(6,111)	(5,270)	(1.9)	16.0
Recovery of Loans Written-Off as Losses	1,136	932	1,000	21.9	(6.8)
Expenses for Claims/Recovery of Claims under Reinsurance	-	-	-	-	-
Banking Product Net of Losses on Loans and Claims	10,032	9,032	9,832	11.1	(8.1)
Other Operating Income (Expenses)	(7,496)	(7,476)	(7,911)	0.3	(5.5)
Non-Interest Expenses	(6,428)	(6,551)	(6,948)	(1.9)	(5.7)
Tax Expenses For ISS, PIS and COFINS and Other	(1,068)	(968)	(953)	10.3	1.6
Share of Comprehensive Income of Unconsolidated Companies, Net	-	58	-	100.0	-
Other	-	(15)	(10)	100.0	150.0
Income before Income Tax and Social Contribution	2,536	1,556	1,921	63.0	(19.0)
Income Tax and Social Contribution	(642)	(311)	(477)	106.4	(34.8)
Non-Controlling Interest in Subsidiaries	(124)	-	-	-	-
Net Income	1,770	1,245	1,444	42.2	(13.8)

Efficiency Ratio (%)	46.5	49.3	52.9
Risk Adjusted Efficiency Ratio (%)	81.7	88.3	85.4

Annual Report 2013	A-323

In 2013, net income for our Consumer credit – Retail segment increased 42.2% from 2012, mainly due to the 4.8% increase in the banking product and the 6.2% decrease in losses on loans and claims. In 2013, we were more conservative in our credit appetite with respect to the vehicles portfolio, applying stricter requirements for granting loans in this period, which have led to increased down payment requirements and shorter financing terms. This strategy reduced our expenses for allowance for loan and lease losses from R$6,111 in 2012 to R$5,996 in 2013, an 1.9% decrease year over year. The 4.8% improvement in banking product was the result of the 11.1% increase in the interest margin that was partially offset by the decrease of 3.9% in banking services fees. The increase in the interest margin was mainly due to the results of Itaú BMG Consignado and to the change in the consolidation criteria of our subsidiaries FIC and Luizacred, which were consolidated proportionally based on our fifty percent interest in 2012, and in 2013 became fully consolidated. The banking services fees decrease was mainly due to the decrease in our vehicles portfolio granting.

In 2012, net income for our consumer credit segment decreased 13.8% because of the sharp growth of 16.0% in loan loss provision expenses. The increase in delinquency observed in our vehicle loan portfolio not only increased our loan loss provision expenses but also drove our interest margin and credit fees down, as the portfolio decreased by 14.6%. However, the growth in interest revenues and service fees from our non-account holders’ credit card portfolio offset the decreases in revenues from the vehicle portfolio and allowed the segment to absorb part of the losses. The growth in credit card fees from Redecard, in particular, was instrumental for this offsetting. Also, there was a reduction in our non-interest expenses, mainly as a result of the restructuring of our consumer credit business unit, which included a revision of agreements and partnerships along with a reduction in the number of employees. This restructuring was partially offset by the increases in compensation and benefits caused by the collective bargaining agreements.

Annual Report 2013	A-324

Activities with the market and corporation

Consolidated statement of income

	(in millions of R$)
	Year Ended December 31,			Variation
	2013	2012	2011	2013x2012 (%)	2012x2011(%)
Banking Product	3,901	5,808	5,109	(32.8)	13.7
Interest Margin	3,571	5,555	4,801	(35.7)	15.7
Banking Service Fees	213	249	309	(14.5)	(19.4)
Income from Insurance, Private Pension and Capitalization Operations before Claim and Selling Expenses	117	4	(1)	2825.0	(500.0)
Other Income	-	-	-	-	-
Losses on Loans and Claims	(82)	251	(521)	(132.7)	(148.2)
Expenses for Allowance for Loan and Lease Losses	(82)	(85)	(531)	(3.5)	(84.0)
Recovery of Loans Written-Off as Losses	-	336	10	100.0	3260.0
Expenses for Claims/Recovery of Claims under Reinsurance	-	-	-	-	-
Banking Product Net of Losses on Loans and Claims	3,819	6,059	4,588	(37.0)	32.1
Other Operating Income (Expenses)	(572)	(281)	(390)	103.6	(27.9)
Non-Interest Expenses	(741)	(449)	(935)	65.0	(52.0)
Tax Expenses For ISS, PIS and COFINS and Other	169	(148)	51	(214.2)	(390.2)
Share of Comprehensive Income of Unconsolidated Companies, Net	-	316	447	(100.0)	(29.3)
Other	-	-	47	-	100.0
Income before Income Tax and Social Contribution	3,247	5,778	4,198	(43.8)	37.6
Income Tax and Social Contribution	(187)	(968)	(244)	(80.7)	296.7
Non-Controlling Interest in Subsidiaries	(13)	(589)	(885)	(97.8)	(33.4)
Net Income	3,047	4,221	3,069	(27.8)	37.5

Efficiency Ratio (%)	18.2	7.5	16.5
Risk Adjusted Efficiency Ratio (%)	20.2	3.3	25.8

The Activities with the Market and Corporation segment includes the result from the investment of our excess capital, costs from our excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin on market transactions, costs of treasury operations, equity in the earnings of companies that are not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our interest in Porto Seguro S.A.

Annual Report 2013	A-325

In 2013, net income from Activities with the Market and Corporation decreased 27.8% as interest margin decreased 35.7% and non-interest expenses increased 65.0% from the previous year. Non-interest expenses increased in 2013 compared to 2012, mainly due to lower expenses in post-employment benefits in 2012 related to certain pension plans granted to employees in the past (please refer to section Performance, item Consolidated financial statements (IFRS) – Note 29 Post-employment benefits).

Losses on loans and claims decreased from R$251 million in 2012 to a loss of R$82 million in 2013. These changes were due to differences in revenues and expenses allocation to other operating segments.

In 2012, the segment’s net income increased 37.5% mainly because of the 15.7% increase in net interest margin, which was primarily due to higher gains from the investment of our excess capital compared to 2011. Income tax and social contribution increased due to higher income before income tax and social contribution. The decrease of R$296 million in non-controlling interest in subsidiaries was mainly due to our acquisition of the remaining minority shares of Redecard on September 24, 2012.

Changes in cash flows

The following table sets forth the main variations in our cash flows:

	(in millions of R$)
	For the Year Ended December 31,
Changes in Cash Flows	2013	2012	2011
Net Cash Provided by (Used in) Operating Activities	32,530	48,633	(7,440)
Net Cash Used in Investing Activities	(14,500)	(37,582)	(1,311)
Net Cash Provided by Financing Activities	(10,606)	(4,912)	(921)
Net Increase (Decrease) in Cash and Cash Equivalents	7,425	6,139	(9,672)

Operating activities

In 2013, the changes in cash flows from operating activities resulted from an increase in deposits, in securities purchased under agreements to resell them to our clients and funds from interbank markets partially offset by increases in loan transactions and in compulsory deposits with the Central Bank. In 2012, the changes in cash flows from operating activities resulted primarily from an increase in deposits received under securities repurchase agreements and a decrease in compulsory deposits with the Central Bank. This was

Annual Report 2013	A-326

partially offset by increases in securities purchased under agreements to resell, loan transactions and financial assets held for trading and other assets. In 2011, the changes in cash flows from operating activities resulted mainly from increases in loan transactions and securities purchased under agreements to resell, partially offset by an increase in deposits.

Investing activities

In 2013, 2012 and 2011, the increase in purchase of available-for-sale assets was the main cause for the outflows in our cash flow from investing activities offset by cash received from sale of available-for-sale assets.

Financing activities

In 2013, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions in institutional markets and dividends and interest on capital paid. In 2012, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions of our subordinated debt in institutional markets and the acquisition of the remaining minority interest in Redecard, partially offset by an increase in funding from institutional markets. In 2011, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions of our subordinated debt in institutional markets and dividends and interest on capital paid, partially offset by an increase in funding from institutional markets. Furthermore, we paid dividends and interest on capital in the amount of R$5,206 million and R$4,588 million in 2012 and 2011, respectively. In 2012 we purchased an amount of R$122 million in treasury shares, which generated a cash outflow of the same amount.

Liquidity and capital resources

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the Superior Institutional Treasury and Liquidity Committee (CSTIL) considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the Superior Institutional Treasury and Liquidity Committee (CSTIL).This includes an oversight responsibility with respect to all business units operating outside of Brazil.

Annual Report 2013	A-327

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. Please refer to section Our risk management – Regulatory environment, Implementation of Basel III in Brazil for further details.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational reserve as of December 31, 2013, 2012 and 2011, as well as the yearly average.

	As of December 31,
				2013 Average
	2013	2012	2011	Balance[1]
	(in millions of R$)
Cash and Deposits on Demand	16,576	13,967	10,668	14,729
Funded Positions of Securities Purchased under Agreements to Resell	23,979	22,896	25,438	26,418
Unencumbered Government Securities	50,573	83,980	44,741	68,969
Operational Reserve	91,128	120,843	80,447	110,116

1. Average calculated based on the quarterly Financial Reports.

Annual Report 2013	A-328

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury and Liquidity Committee (CSTIL). These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available sufficient to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets. Please refer to section Performance – Financial Performance, item Liabilities for further details about Funding.

Annual Report 2013	A-329

The following table sets forth our average deposits and borrowings:

	For the Year Ended December 31,
	2013		2012		2011
	Average	% of	Average	% of	Average	% of
	balance	total	balance	total	balance	total
Interest-Bearing Liabilities	738,535	83.3	649,026	83.3	572,622	79.2
Interest-Bearing Deposits	209,347	23.6	206,652	26.5	186,429	25.8
Savings Deposits	92,964	10.5	73,404	9.4	61,143	8.5
Interbank Deposits	7,446	0.8	8,661	1.1	2,376	0.3
Time Deposits	108,937	12.3	124,587	16.0	122,910	17.0
Securities Sold under Repurchase Agreements	256,025	28.9	204,358	26.2	194,949	26.9
Interbank Market Debt and Institutional Market Debt	174,834	19.7	154,852	19.9	125,007	17.3
Interbank Market Debt	104,002	11.7	94,555	12.1	77,189	10.7
Institutional Market Debt	70,832	8.0	60,297	7.7	47,818	6.6
Reserves for Insurance Private Pension and Liabilities for Capitalization Plans	97,818	11.0	82,820	10.6	66,237	9.2
Other Interest-Bearing Liabilities	511	0.1	344	0.0	-	0.0
Non-Interest-Bearing Liabilities	148,216	16.7	130,293	16.7	150,813	20.8
Non-Interest Bearing Deposits	36,726	4.1	30,324	3.9	26,072	3.6
Derivatives	10,355	1.2	8,251	1.1	7,193	1.0
Other Non-Interest Bearing Liabilities	101,135	11.4	91,718	11.8	117,547	16.2

Total Liabilities	886,751	100.0	779,319	100.0	723,435	100.0

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits – for further details about Funding.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2013, none of these events, including any events of default or failure to satisfy financial covenants, have occurred, and we have no reason to believe that it is reasonably likely that any of these events will occur in 2014.

Annual Report 2013	A-330

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário, or “CDI”). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

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

Annual Report 2013	A-331

Consolidated financial statements (IFRS)

The following financial statements, together with the report of the independent registered public accounting firm, are part of this annual report:

Financial statements 2013

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those controls determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (1992)”issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, concluded that the changes that occurred during the year ended December 31, 2013 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/ Caio Ibrahim David
Roberto Egydio Setubal	Caio Ibrahim David
Chief Executive Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 1, 2014

Financial statements 2013	F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries (“Itaú Unibanco Holding”) at December 31, 2013 and December 31, 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Itaú Unibanco Holding maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Itaú Unibanco Holding’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Itaú Unibanco Holding’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Financial statements 2013	F-2

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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil

April 1, 2014

Financial statements 2013	F-3

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2013	12/31/2012
Cash and deposits on demand	4	16,576	13,967
Central Bank compulsory deposits	5	77,010	63,701
Interbank deposits	6	25,660	23,826
Securities purchased under agreements to resell	6	138,455	162,737
Financial assets held for trading	7a	148,860	145,516
Pledged as collateral		25,743	2,348
Other		123,117	143,168
Financial assets designated at fair value through profit or loss	7b	371	220
Derivatives	8 and 9	11,366	11,597
Available-for-sale financial assets	10	96,626	90,869
Pledged as collateral		18,851	25,929
Other		77,775	64,940
Held-to-maturity financial assets	11	10,116	3,202
Pledged as collateral		5,095	120
Other		5,021	3,082
Loan operations and lease operations portfolio, net	12	389,467	341,271
Loan operations and lease operations portfolio		411,702	366,984
(-) Allowance for loan and lease losses		(22,235)	(25,713)
Other financial assets	20a	47,592	44,492
Investments in associates and joint ventures	13	3,931	3,005
Goodwill	3b and e	1,905	-
Fixed assets, net	15	6,564	5,628
Intangible assets, net	16	5,797	4,671
Tax assets		34,742	32,412
Income tax and social contribution – current		1,955	3,198
Income tax and social contribution – deferred	27b	31,886	28,381
Other		901	833
Assets held for sale	36	117	117
Other assets	20a	12,142	9,923
Total assets		1,027,297	957,154

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-4

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders’ equity	Note	12/31/2013	12/31/2012
Deposits	17	274,383	243,200
Securities sold under repurchase agreements	19a	266,682	267,405
Financial liabilities held for trading	18	371	642
Derivatives	8 and 9	11,405	11,069
Interbank market debt	19a	111,376	97,073
Institutional market debt	19b	72,055	72,028
Other financial liabilities	20b	61,274	50,255
Reserves for insurance and private pension	30c II	99,023	90,318
Liabilities for capitalization plans		3,032	2,892
Provisions	32	18,862	19,209
Tax liabilities		3,794	7,109
Income tax and social contribution – current		1,655	2,560
Income tax and social contribution – deferred	27b II	328	3,038
Other		1,811	1,511
Other liabilities	20b	20,848	19,956
Total liabilities		943,105	881,156
Capital	21a	60,000	45,000
Treasury shares	21a	(1,854)	(1,523)
Additional paid-in capital	21c	984	888
Appropriated reserves	21d	13,468	22,423
Unappropriated reserves		12,138	7,379
Cumulative other comprehensive income		(1,513)	1,735
Total stockholders’ equity attributed to the owners of the parent company		83,223	75,902
Non-controlling interests		969	96
Total stockholders’ equity		84,192	75,998
Total liabilities and stockholders' equity		1,027,297	957,154

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-5

Itaú Unibanco Holding S.A.

Consolidated Statement of Income – Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 a
	Note	12/31/2013	12/31/2012	12/31/2011
Banking product		79,387	81,172	74,276
Interest and similar income	23a	94,127	96,364	97,352
Interest and similar expense	23b	(46,361)	(48,067)	(55,599)
Dividend income		205	323	361
Net gain (loss) from investment securities and derivatives	23c	(5,924)	1,463	1,251
Foreign exchange results and exchange variation on transactions		6,594	3,755	4,998
Banking service fees	24	22,712	18,944	19,410
Income from insurance, private pension and capitalization operations before claim and selling expenses		6,639	6,108	5,345
Income from insurance and private pension	30b III	23,327	24,748	18,179
Premium reinsurance	30b III	(1,523)	(1,166)	(1,010)
Change in reserves for insurance and private pension		(15,628)	(17,970)	(12,311)
Revenue from capitalization plans		463	496	487
Other income	25	1,395	2,282	1,158
Losses on loans and claims		(14,870)	(21,354)	(16,072)
Expenses for allowance for loan and lease losses	12b	(17,856)	(23,982)	(20,038)
Recovery of loans written-off as loss		5,061	4,663	5,477
Expenses for claims		(3,155)	(3,320)	(2,446)
Recovery of claims under reinsurance		1,080	1,285	935
Banking product net of losses on loans and claims		64,517	59,818	58,204
Other operating income (expenses)		(43,652)	(42,402)	(39,953)
General and administrative expenses	26	(39,914)	(38,080)	(35,674)
Tax expenses		(4,341)	(4,497)	(4,166)
Share of profit or (loss) in associates and joint ventures	13	603	175	(113)
Income before income tax and social contribution	27	20,865	17,416	18,251
Current income tax and social contribution		(7,503)	(7,716)	(6,956)
Deferred income tax and social contribution		3,160	3,491	3,315
Net income		16,522	13,191	14,610
Net income attributable to owners of the parent company	28	16,424	12,634	13,837
Net income attributable to non-controlling interests		98	557	773
Earnings per share – basic	28
Common		3.31	2.54	2.78
Preferred		3.31	2.54	2.78
Earnings per share – diluted	28
Common		3.30	2.53	2.77
Preferred		3.30	2.53	2.77
Weighted average number of shares outstanding – basic	28
Common		2,518,212,730	2,518,212,730	2,518,212,703
Preferred		2,447,467,073	2,451,543,058	2,464,029,213
Weighted average number of shares outstanding – diluted	28
Common		2,518,212,730	2,518,212,730	2,518,212,703
Preferred		2,464,967,419	2,466,079,564	2,479,134,050

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-6

Itaú Unibanco Holding S.A.

Consolidated Statement of Comprehensive Income
Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2013	12/31/2012	12/31/2011
Net income		16,522	13,191	14,610
Available-for-sale financial assets		(3,187)	1,231	(226)
Change in fair value		(6,166)	2,760	39
Income tax effect		2,476	(1,106)	2
(Gains)/losses transferred to income statement on disposal	23c	839	(705)	(444)
Income tax effect		(336)	282	177
Hedge		(317)	(465)	(445)
Cash flow hedge	9	312	(7)	(184)
Change in fair value		541	(14)	(300)
Income tax effect		(229)	7	116
Hedge of net investment in foreign operation	9	(629)	(458)	(261)
Change in fair value		(1,049)	(764)	(435)
Income tax effect		420	306	174
Remeasurements of liabilities for post-employment benefits (*)		(379)	-	-
Remeasurements	28	(633)	-	-
Income tax effect		254	-	-
Foreign exchange differences on foreign investments		635	530	392
Share of other comprehensive income in associates and joint ventures – available-for-sale financial assets – (disposal of Banco BPI S.A.)	26	-	413	(189)
Change in fair value		-	626	(286)
Income tax effect		-	(213)	97
Total comprehensive income		13,274	14,900	14,142
Comprehensive income attributable to non-controlling interests		98	557	773
Comprehensive income attributable to the owners of the parent company		13,176	14,343	13,369

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-7

Itaú Unibanco Holding S.A.

Consolidated Statement of Changes in Stockholders’Equity (Notes 21 and 22)

Periods ended December 31, 2013, 2012 and 2011

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
											Total
											stockholders’	Total
								Remeasurements	Cumulative		equity –	stockholders’
			Additional					of liabilities of	translation	Gains and	owners of	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Available	post-employment	adjustments	losses –	the parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	for sale(1)	benefits	abroad	hedge(2)	company	interests	Total
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	-	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	(1,035)	248	1,847	-	(5,054)	-	-	-	-	(3,994)	(1,055)	(5,049)
Treasury shares – Granting of stock options – exercised options	-	(1,035)	248	-	-	-	-	-	-	-	(787)	-	(787)
Granting of stock options – exercised options	-	268	85	-	-	-	-	-	-	-	353	-	353
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granted options recognized	-	-	163	-	-	-	-	-	-	-	163	-	163
(Increase)/Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	(391)	(391)
Dividends and interest on capital (Note 21b)	-	-	-	1,847	-	(5,054)	-	-	-	-	(3,207)	(664)	(3,871)
Dividends/Interest on capital paid in 2011 – Year 2010 – Statutory Reserve	-	-	-	(1,308)	-	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	(1)	-	-	-	-	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	13,837	(415)	-	392	(445)	13,369	773	14,142
Net income	-	-	-	-	-	13,837	-	-	-	-	13,837	773	14,610
Other comprehensive income for the period	-	-	-	-	-	-	(415)	-	392	(445)	(468)	-	(468)
Appropriations:
Legal reserve	-	-	-	594	-	(594)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,242	1,947	(8,189)	-	-	-	-	-	-	-
Balance at 12/31/2011	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Change in the period	-	(1,035)	248	7,375	1,946	-	(415)	-	392	(445)	8,066	(282)	7,784
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Transactions with owners	-	140	150	(7,479)	-	(5,177)	-	-	-	-	(12,366)	(1,458)	(13,824)
Treasury shares – granting of stock options – exercised options	-	140	150	-	-	-	-	-	-	-	290	-	290
Granting of stock options – exercised options	-	262	(53)	-	-	-	-	-	-	-	209	-	209
Acquisition of treasury shares	-	(122)	-	-	-	-	-	-	-	-	(122)	-	(122)
Granted options recognized	-	-	203	-	-	-	-	-	-	-	203	-	203
(Increase) / Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	(141)	(141)

Financial statements 2013	F-8

	Attributed to owners of the parent company
							Other comprehensive income
											Total
											stockholders’	Total
								Remeasurements	Cumulative		equity –	stockholders’
			Additional					of liabilities of	translation	Gains and	owners of	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Available	post-employment	adjustments	losses –	the parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	for sale(1)	benefits	abroad	hedge(2)	company	interests	Total
Dividends and interest on capital – Statutory Reserve (Note 21b)	-	-	-	(119)	-	(5,177)	-	-	-	-	(5,296)	(378)	(5,674)
Corporate reorganizations (Note 3c)	-	-	-	(7,360)	-	-	-	-	-	-	(7,360)	(939)	(8,299)
Other	-	-	-	-	(16)	-	-	-	-	-	(16)	(398)	(414)
Total comprehensive income	-	-	-	-	-	12,634	1,644	-	530	(465)	14,343	557	14,900
Net income	-	-	-	-	-	12,634	-	-	-	-	12,634	557	13,191
Other comprehensive income for the period	-	-	-	-	-	-	1,644	-	530	(465)	1,709	-	1,709
Appropriations:
Legal reserve	-	-	-	540	-	(540)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,083	1,834	(6,917)	-	-	-	-	-	-	-
Balance at 12/31/2012	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Change in the period	-	140	150	(1,856)	1,818	-	1,644	-	530	(465)	1,961	(1,299)	662
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(331)	96	(13,044)	-	(5,842)	-	-	-	-	(4,121)	775	(3,346)
Capital increase – Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares – granting of stock options	-	(331)	96	-	-	-	-	-	-	-	(235)	-	(235)
Granting of stock options – exercised options	-	331	(116)	-	-	-	-	-	-	-	215	-	215
Acquisition of treasury shares (Note 21a)	-	(662)	-	-	-	-	-	-	-	-	(662)	-	(662)
Granted options recognized	-	-	212	-	-	-	-	-	-	-	212	-	212
(Increase)/Reduction of interest of controlling stockholders (Note 2.4a I and 3d)	-	-	-	-	-	-	-	-	-	-	-	812	812
Dividends/interest on capital – Special profit reserve (Note 21b)	-	-	-	2,596	-	(5,842)	-	-	-	-	(3,246)	(37)	(3,283)
Corporate reorganizations (Note 3c)	-	-	-	(640)	-	-	-	-	-	-	(640)	-	(640)
Dividends/Interest on capital paid in 2013 – Year 2012 – Statutory Reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Other	-	-	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	-	-	16,424	(3,187)	(379)	635	(317)	13,176	98	13,274
Net income	-	-	-	-	-	16,424	-	-	-	-	16,424	98	16,522
Other comprehensive income for the period	-	-	-	-	-	-	(3,187)	(379)	635	(317)	(3,248)	-	(3,248)
Appropriations:
Legal reserve	-	-	-	583	-	(583)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,236	4,763	(9,999)	-	-	-	-	-	-	-
Balance at 12/31/2013	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Change in the period	15,000	(331)	96	(8,955)	4,759	-	(3,187)	(379)	635	(317)	7,321	873	8,194

(1)	Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.
(2)	Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-9

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2013	12/31/2012	12/31/2011
Adjusted net income		47,706	54,805	46,785
Net income		16,522	13,191	14,610
Adjustments to net income:		31,184	41,614	32,175
Granted options recognized	22d	212	203	163
Effects of changes in exchange rates on cash and cash equivalents		(2,590)	(1,546)	(2,168)
Expenses for allowance for loan and lease losses	12b	17,856	23,982	20,038
Interest and foreign exchange expense from operations with subordinated debt		4,940	4,374	4,441
Interest expense from operations with debentures		41	138	165
Change in reserves for insurance and private pension		15,628	17,970	12,311
Revenue from capitalization plans		(463)	(496)	(487)
Depreciation and amortization	15 and 16	2,333	2,190	2,168
Deferred taxes		801	1,178	771
Interest expense from provision for contingent and legal liabilities		4,534	4,793	3,197
Provision for contingent and legal liabilities		(265)	(302)	(365)
Interest income from escrow deposits		(3,160)	(3,491)	(3,315)
Share of profit or (loss) in associates and joint ventures		(603)	(175)	113
(Gain) loss from available-for-sale securities	23c	839	(705)	(444)
Interest and foreign exchange income from available-for-sale financial assets		(8,482)	(4,725)	(3,744)
Interest and foreign exchange income from held-to-maturity financial assets		(544)	(495)	(408)
(Gain) loss from sale of assets held for sale	25 and 26	1	(52)	(36)
(Gain) loss from sale of investments	25 and 26	(10)	(1,194)	(53)
(Gain) loss from sale of fixed assets	25 and 26	10	20	(43)
Impairment losses of fixed assets and intangible assets	15 and 16	30	7	45
Other		77	(61)	(174)
Change in assets and liabilities (*)		(15,176)	(6,172)	(54,225)
(Increase) decrease in assets		(48,638)	(94,929)	(109,624)
Interbank deposits		520	323	(1,354)
Securities purchased under agreements to resell		27,601	(61,519)	(23,218)
Compulsory deposits with the Central Bank of Brazil		(13,180)	34,525	(12,187)
Financial assets held for trading		(3,347)	(23,627)	(6,378)
Derivatives (assets/liabilities)		582	1,565	98
Financial assets designated at fair value		(151)	(34)	120
Loan operations		(56,661)	(39,837)	(66,850)
Financial assets		(3,921)	(4,003)	751
Other tax assets		1,059	994	1,377
Other assets		(1,139)	(3,316)	(1,983)
(Decrease) increase in liabilities		33,462	88,757	55,399
Deposits		29,466	(3,056)	38,607
Deposits received under securities repurchase agreements		(723)	81,953	(14,252)
Financial liabilities held for trading		(271)	(2,173)	1,480
Funds from interbank markets		14,196	6,256	27,853
Other financial liabilities		5,894	5,886	3,024

Financial statements 2013	F-10

		01/01 to	01/01 to	01/01 to
	Note	12/31/13	12/31/12	12/31/11
Technical reserve for insurance and private pension		(6,923)	1,444	1,729
Liabilities for capitalization plans		603	550	722
Provisions		(4,286)	(1,845)	(1,295)
Tax liabilities		3,509	6,157	(645)
Other liabilities		(1,247)	228	2,185
Payment of income tax and social contribution		(6,756)	(6,643)	(4,009)
Net cash from (used in) operating activities		32,530	48,633	(7,440)
Interest on capital/dividends received from investments in associates and joint ventures		62	204	70
Cash received from sale of available-for-sale financial assets		29,518	15,905	35,107
Cash received from redemption of held-to-maturity financial assets		465	397	533
Cash upon sale of assets held for sale		111	131	140
Cash upon sale of investments in associates and joint ventures		15	1,796	-
Cash upon sale of fixed assets	15	60	226	190
Cash received from termination of contracts of intangible assets	16	201	22	184
Purchase of available-for-sale financial assets		(38,738)	(51,796)	(33,600)
Purchase of held-to-maturity financial assets		(585)	-	(60)
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	3e	(2,875)	-	-
Purchase of investments in associates and joint ventures	13	(379)	(816)	-
Purchase of fixed assets	15	(2,516)	(1,914)	(1,903)
Purchase of intangible assets	16	161	(1,738)	(1,972)
Net cash from (used in) investing activities		(14,500)	(37,582)	(1,311)
Funding from institutional markets		121	26,495	14,246
Redemptions in institutional markets		(5,166)	(14,017)	(8,574)
(Acquisition)/Disposal of interest of non-controlling stockholders		292	(141)	(391)
Purchase of additional interest from non-controlling stockholders – Redecard S.A.	3c	-	(11,752)	-
Granting of stock options – exercised options		215	209	353
Purchase of treasury shares		(662)	(122)	(1,303)
Dividends and interest on capital paid to non-controlling interests		(37)	(378)	(664)
Dividends and interest on capital paid		(5,369)	(5,206)	(4,588)
Net cash from (used in) financing activities		(10,606)	(4,912)	(921)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	7,425	6,139	(9,672)

Cash and cash equivalents at the beginning of the period	4	45,775	38,105	45,609
Effects of changes in exchange rates on cash and cash equivalents		2,590	1,546	2,168
Additional information on cash flow
Interest received		92,411	88,376	94,911
Interest paid		52,338	39,304	36,159
Non-cash transactions
Loans transferred to assets held for sale		-	-	4
Dividends and interest on capital declared and not yet paid		1,070	1,358	1,309

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements 2013	F-11

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements At December 31, 2013, 2012 and 2011

(In millions of Reais, except information per share)

Note 1 – Overview

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

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution and under several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Consumer Credit - Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing; (3) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on February 03, 2013.

Financial statements 2013	F-12

Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1. Basis of Preparation

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

In order to improve the presentation and classification of insurance operations in the Consolidated Statement of Income, in accordance with IFRS 4, reclassifications adjustments were made in relation to insurance operations. Previously, income from insurance activities was presented in the Consolidated Statement of Income net of reinsurance held under the line item Income from Insurance and Private Pension and gross figures were presented in Note 30b III. In these financial statements this information will be presented by their gross amounts on separate line items in the Consolidated Statement of Income under the lines Income from insurance and private pension and Reinsurance premiums. Expenses for claims which previously were presented net under the line item Expenses for claims will also be presented gross of the recovery values of claims with reinsurance held under the line item Expenses for claims and Recovery with Reinsurance Claims.

2.2. New pronouncements; changes to and interpretations of existing pronouncements

a) Accounting pronouncements applicable for period ended December 31, 2013

•	IFRS 7 – “Financial instruments: disclosures” – in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.
•	IAS 19 – “Employee benefits” – this change removes the alternative of using the “corridor” method, requires that all changes should be recorded in Cumulative other comprehensive income, and determines that the interest cost for the following year be calculated on the recognized amount in assets or liabilities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.
•	IFRS 10 –“Consolidated financial statements”– the pronouncement changes the current principle, identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

Financial statements 2013	F-13

•	IFRS 11 – “Joint arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint arrangements” into two types: “Joint operations” and “Joint ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint ventures”, proportionate consolidation is no longer permitted. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.
•	IFRS 12 – “Disclosures of interests in other entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and special purpose entities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.
•	IFRS 13 – “Fair value measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.
•	Annual improvements cycle (2009-2011) – IASB makes, on an annual basis, minor changes within a number of pronouncements with the purpose of clarifying current rules and avoiding dual meaning. In this cycle, IFRS 1 – “First-time adoption of IFRS”, IAS 1 – “Presentation of financial statements”, IAS 16 – “Property, plant and equipment”, IAS 32 – “Financial instruments presentation” and IAS 34 – “Interim financial reporting” were reviewed. There have been no significant impacts on the consolidated financial statements.

b) Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial instruments: presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is effective as of January 1, 2014, with retroactive application. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.
•	IFRS 9 – “Financial instruments” – the pronouncement aimed at replacing IAS 39 - “Financial instruments: recognition and measurement”. In November 2009 IASB issued IFRS 9, and introduced new requirements for classifying and measuring financial assets. In October 2010, IASB amended the standard and included the requirements for financial liabilities. In November 2013, IASB issue a new amendment, and included the requirements for hedge accounting. The IASB decided to postpone the effective date not yet established; however early adoption continues to be permitted. Any possible impacts arising from adopting these changes will be assessed up to the date this standard comes into force.
•	Investment Entities - Amendments to IFRS 10 –“Consolidated financial statements”, IFRS 12 –“Disclosure of interests in other entities”and IAS 27 –“Separate financial statements”– It introduces an exception to the principle that all subsidiaries must be consolidated. The change requires that any controlling company that is an investment entity measures the fair value based on the results of its investments in certain entities, rather than consolidating them in its consolidated financial statements. It is effective as of January 1, 2014 and its early adoption is allowed by IASB. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.
•	IAS 36 – Impairment of assets – This change introduces requirements for disclosure of measurement of assets recoverable amounts, due to the issuance of IFRS 13. It is effective as of January 1, 2014; early adoption is permitted by IASB. Identified impacts are related to the disclosure of the recoverable amount and measurement methodology and will not give rise to significant impacts on the consolidated financial statements.
•	IAS 39 – Financial instruments: recognition and measurement – This change permits continuity of hedge accounting, even if a derivative is novated (transferred) to a clearing house, within certain conditions. It is effective as of January 1, 2014. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.
•	IAS 19 – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption

Financial statements 2013	F-14

is allowed by IASB. Any possible impacts arising from adopting this amendment will be assessed up to the date this standard comes into force.

2.3. Accounting estimates and judgments

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

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

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

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2013, there were no such improvements of model assumptions, in 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 22,235 (R$ 25,713 at December 31, 2012).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,895 (R$ 3,413 at December 31, 2012).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

Financial statements 2013	F-15

b) Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 39,545 (R$ 35,003 as of December 31, 2012).

c) Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 –“Financial instruments: recognition and measurement. Financial instruments recorded at fair value are assets amounting to R$ 257,223 (R$ 248,202 at December 31, 2012) of which R$ 11,366 are derivatives (R$ 11,597 at December 31, 2012) and liabilities in the amount of R$ 11,776 (R$ 11,711 at December 31, 2012) of which R$ 11,405 are derivatives (R$ 11,069 at December 31, 2012). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d) Defined benefit pension plan

At December 31, 2013, an amount of R$ (358) (R$ 29 at December 31, 2012) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

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

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 672, with impact on the amount recognized with effect on Stockholder’s Equity – Other Comprehensive Income before taxes – of R$ 392, net of the effects of Asset Ceiling.

Financial statements 2013	F-16

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

The carrying amount of these contingencies was R$ 18,862 (R$ 19,209 at December 31, 2012).

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

g) Goodwill

The impairment test involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit with the acquisition. Determining expected cash flows and risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. At December 31, 2013 and 2012, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4. Summary of main accounting practices

a) Consolidation

I. Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, defined in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January, 2013, ITAÚ UNIBANCO

Financial statements 2013	F-17

HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with the IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with IFRS 10.

The effects arising from adopting the IFRS 10, which gave rise to the change in the accounting policy, resulted in an increase of R$ 489 in the non-controlling stockholders’ equity. We present below the overall amounts related to our investments, previously not consolidated, which started to be consolidated on January 1, 2013:

	01/01/2012	12/31/2012
Loan and lease operations	2,971	3,089
Total assets	1,168	1,275
Total liabilities	1,168	1,275
Non-controlling interests	473	520
Net income/(loss) atributable to non-controlling interests	52	(53)

Financial statements 2013	F-18

The following table shows the main consolidated subsidiaries and consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2013, and December 31, 2012:

				Interest in voting		Interest in voting
		Incorporation		capital at		capital at
		country	Activity	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Banco Citicard S.A.	(Note 3e)	Brazil	Financial institution	100.00%	-	100.00%	-
CitiFinancial Promotora de Negócios e Cobrança S.A.	(Note 3e)	Brazil	Service	100.00%	-	100.00%	-
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.	(1)	Brazil	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Investcred Unibanco S.A.	(2)	Argentina	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Portugal	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA International S.A.	(3)	Brazil	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BBA S.A.		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A.	(4) (Note 3d)	Luxembourg	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Paraguay S.A.		Switzerland	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Uruguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Uruguay S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.	(5)	Brazil	Financial institution	0.00%	100.00%	0.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	99.99%	100.00%	99.99%
Dibens Leasing S.A. – Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	(6)	Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Hong Kong	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd.		Cayman Islands	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(7)	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA International PLC		United States	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA USA Securities Inc.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	99.99%	99.98%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Japan	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Arab Emirates	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Brazil	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. – Crédito, Financiamento e Investimento	(8) (Note 3b)	Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(2)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. (Rede)		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S.A. de Capital Variable		Mexico	Credit card administrator	100.00%	100.00%	100.00%	100.00%

(1) New company name of Banco Fiat S.A.

(2) Joint ventures previously proportionately consolidated, fully consolidated as of 01/01/2013.

(3) Company merged on 02/01/2013 by Itaú BBA International Limited.

(4) New company name of Banco Banerj S.A.

(5) Company merged on 07/31/2013 by Itaú Unibanco S.A.

(6) New company name of Fiat Administradora de Consórcios Ltda.

(7) Does not include Redeemable Preferred Shares.

(8) New company name of FAI – Financeira Americana Itaú S.A. – Crédito, Financiamento e Investimento.

Financial statements 2013	F-19

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those joint ventures, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

II. Business combinations

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

III. Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.

b) Foreign currency translation

I. Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency.

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

Financial statements 2013	F-20

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II. Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/ losses and amount to R$ 2,635 for the period for the period January 1, to December 31, 2013 (R$ 1,109 for the period January 1 to December 31, 2012 and R$ 2,186 for the period January 1 to December 31, 2011).

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

Financial statements 2013	F-21

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

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f ), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

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

Financial statements 2013	F-22

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I. Financial assets and liabilities at fair value through profit or loss – held for trading

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

II. Financial assets and liabilities at fair value through profit or loss – designated at fair value

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

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives – Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III. Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives – except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

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

Financial statements 2013	F-23

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

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

Financial statements 2013	F-24

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

IV. Available-for-sale financial assets

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

V. Held-to-maturity financial assets

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

Financial statements 2013	F-25

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

VI. Loan operations

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

Financial statements 2013	F-26

VII. Lease operations (as lessor)

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

VIII. Allowance for loan and lease losses

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

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management’s judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

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

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

Financial statements 2013	F-27

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

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

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

Financial statements 2013	F-28

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

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) – factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.
•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).
•	Small/Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.
•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to

Financial statements 2013	F-29

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

IX. Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X. Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f ).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

h) Investments in associates and joint ventures

I. Associates

In accordance with IAS 28 – “Investments in associates and joint ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20.0% to 50.0%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II. Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in joint ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

Financial statements 2013	F-30

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously proportionally consolidated, which started to be accounted for under the equity method on January 1, 2013:

12/31/2013
Total assets (*)	31
Total liabilities (*)	7

(*) Composed of companies Olímpia Promoção e Serviços S.A., Rosefield Finance Ltd., MCC Securities Inc. and MCC Corredora de Bolsa.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

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

Financial statements 2013	F-31

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

ITAÚ UNIBANCO HOLDING in the period ended December 31, 2013, did not recognize any impairment losses related to fixed assets. (For the period ended December 31, 2012 did not recognize any impairment losses related to fixed assets and December 31, 2011 recognize any impairment losses in the amount of R$ 15).

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

Financial statements 2013	F-32

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

Goodwill arising from the acquisition of subsidiaries are presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

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

In the period ended December 31, 2013, the ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 27, related to the association for the promotion and offer of financial products and services and impairment losses in the amount of R$ 6 corresponding to expenses from development of software (R$ 7 at December 31, 2012 and R$ 30 at December 31, 2011, related to the acquisition of rights to credit payroll and association for the promotion and offer of financial products and services), caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

m) Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Financial statements 2013	F-33

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

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution – current and Tax liabilities assets – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution – Deferred, respectively.

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

12/31/2013
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	15.00%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50.0%.

o) Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

Financial statements 2013	F-34

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

Financial statements 2013	F-35

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

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency will have to be recognized in income for the period. In order to perform the adequacy test,

Financial statements 2013	F-36

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

q) Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,547 from January 1 to December 31, 2013 (R$ 1,488 from January 1 to December 31, 2012 and R$ 1,429 from January 1 to December 31, 2011).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans – Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Financial statements 2013	F-37

Pension plans – defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r) Stock-based compensation

Stock-based compensation is accounted for in accordance with IFRS 2 – “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

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

s) Financial guarantees

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

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

Financial statements 2013	F-38

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

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	possible: in which case they are disclosed in the financial statements but no provision is recorded.
•	remote: which require neither a provision nor disclosure.

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

Financial statements 2013	F-39

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w) Dividends and interest on capital

Pursuant to the Company’s bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

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

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

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

Financial statements 2013	F-40

Income from credit card commissions arises from the capture of these transactions and allocated to income on their capture and processing date.

Revenue from certain services such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

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

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank – Retail, (ii) Consumer Credit – Retail, (iii) Wholesale Bank, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Note 3 – Business development

a) BSF Holding S.A.

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49.0% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to ITAÚ UNIBANCO HOLDING, which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

Financial statements 2013	F-41

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale financial assets	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets, net	33
Others assets (*)	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Others liabilities (*)	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100.0%	481
Interest acquired – 49.0%	236
Consideration paid	816
Goodwill	580

(*) Basically represented by credit card operations.

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and joint ventures (Note 13a), and the impairment test is analyzed in relation to the total investment balance (including goodwill).

b) FAI – Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING informed that conclusion its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING and LASA entered into, on that date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING the total interest it holds in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating right held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

Financial statements 2013	F-42

The allocation of the difference between the amount paid for 50% of FAI and interest in its net assets at fair value resulted in the recognition of goodwill in the amount of R$ 15.

c) Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

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

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34.00%.

d) Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. (“BMG”), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.

e) Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobranças Ltda., for the amount

Financial statements 2013	F-43

of R$ 2,948 million (monetarily restated), including “Credicard” brand. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013. The final allocation of the difference between the amount paid by Credicard and the interest in its net assets at fair value will be concluded over 2014.

Banco Credicard and Citifinancial are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Citicard and Citifinancial Promotora de Negócios e Cobranças Ltda. in the consolidated financial statements as from December, 2013. The balances and results related to Credicard at December 31, 2013 are stated below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	74
Interbank deposits	183
Available-for-sale financial assets	19
Loan operations, net	6,465
Fixed assets, net	18
Intangible assets, net	317
Others assets (1)	1,538
Total acquired assets	8,614
Deposits	1,942
Others liabilities (2)	5,602
Total assumed liabilities	7,544
Net assets	1,070
Consideration paid	2,948
Goodwill	1,879

(1) Basically represented by deferred tax asset balance.

(2) Basically represented by credit card operations.

f) Cencosud S.A.

On June 17, 2013, Itaú Unibanco Holding, signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, aiming a strategic alliance, to be implemented, for a period of 15 years.

The implementation of the transaction was contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities. Even though ITAÚ UNIBANCO HOLDING acted strictly in compliance with the provisions of the Memorandum of Understanding entered into by the parties and made the best efforts in the negotiation of the definitive agreements with Cencosud, this negotiation was not successful, and therefore the intended partnership will not be closed.

g) BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, whereby Banco Itaú BMG Consignado S.A. (“JV”), which is a entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

Financial statements 2013	F-44

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora celebrated exclusivity agreements with Banco BMG S.A and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

The approval by the Central Bank was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88. Such acquisition is not expected to have any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which will consolidate the transaction in its financial statements.

h) Citibank N.A. Uruguay Branch

On June 28, 2013, Ita Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Dinners brand, which is represented in 2012 slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to this fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

i) Partnership with Fiat

On August 20, 2013, ITAU UNIBANCO HOLDING informed that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by Fiat car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

Financial statements 2013	F-45

Note 4 – Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2013	12/31/2012
Cash and deposits on demand	16,576	13,967
Interbank deposits	18,599	14,347
Securities purchased under agreements to resell	20,615	17,476
Total	55,790	45,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 7,061 (R$ 9,479 at December 31, 2012) and R$ 117,840 (R$ 145,261 at December 31, 2012), respectively.

Note 5 – Central Bank compulsory deposits

	12/31/2013	12/31/2012
Non-interest bearing deposits	5,133	6,448
Interest-bearing deposits	71,877	57,253
Total	77,010	63,701

Note 6 – Interbank deposits and securities purchased under agreements to resell

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	25,024	636	25,660	23,430	396	23,826
Securities purchased under agreements to resell (*)	138,260	195	138,455	162,558	179	162,737
Total	163,284	831	164,115	185,988	575	186,563

(*)	The amounts of R$ 3,333 (R$ 9,106 at December 31, 2012) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 96,262 (R$ 116,922 at December 31, 2012) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Financial statements 2013	F-46

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2013			12/31/2012
	Cost	Accumulated gain/(loss) reflected in income	Fair value	Cost	Accumulated gain/(loss) reflected in income	Fair value
Investment funds	1,062	-	1,062	1,422	46	1,468
Brazilian government securities (1a)	112,008	(873)	111,135	110,999	207	111,206
Brazilian external debt bonds (1b)	1,900	4	1,904	1,250	42	1,286
Government securities – abroad (1c)	680	(1)	679	860	12	872
Argentina	99	-	99	105	1	106
United States	12	6	18	335	10	345
Mexico	187	(5)	182	224	1	225
Chile	6	-	6	108	-	108
Uruguay	42	(1)	41	33	-	33
Colombia	225	1	226	34	-	34
Belgium	109	(2)	107	-	-	-
Peru	-	-	-	21	-	21
Corporate securities (1d)	34,021	59	34,080	30,613	71	30,684
Shares	2,853	43	2,896	2,777	38	2,815
Securitized real estate loans	12	-	12	21	-	21
Bank deposit certificates	3,006	-	3,006	2,933	-	2,933
Debentures	5,089	8	5,097	4,629	7	4,636
Eurobonds and other	1,270	8	1,278	1,587	25	1,612
Financial credit bills	21,566	-	21,566	18,440	1	18,441
Promissory notes	27	-	27	20	-	20
Other	198	-	198	206	-	206
Total (2)	149,671	(811)	148,860	145,144	372	145,516

(1)	Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were December 31, 2013: a) R$24,870 (R$ 1,881 at December 31, 2012), b) R$429, c) R$18 and d) R$426 (R$467 at December 31, 2012), totaling R$25,743 (R$2,348 at December 31, 2012).
(2)	No reclassifications of held for trading to other categories of financial assets were carried out in the period.

Financial statements 2013	F-47

The cost/amortized cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2013		12/31/2012
	Cost	Fair value	Cost	Fair value
Current	51,301	51,333	32,225	32,334
Non-stated maturity	3,915	3,958	4,199	4,284
Up to one year	47,386	47,375	28,026	28,050
Non-current	98,370	97,527	112,919	113,182
From one to five years	81,576	81,032	85,418	85,581
From five to ten years	9,068	8,935	17,878	17,934
After ten years	7,726	7,560	9,623	9,667
Total	149,671	148,860	145,144	145,516

Financial assets held for trading include assets with a fair value of R$ 82,394 (R$ 75,146 at December 31, 2012) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b)	Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2013
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	355	16	371

	12/31/2012
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	217	3	220

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2013		12/31/2012
	Cost	Fair value	Cost	Fair value
Non-current – after ten years	355	371	217	220

Financial statements 2013	F-48

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 10,385 (R$ 4,895 at 12/31/2012) and was basically comprised of government securities.

Financial statements 2013	F-49

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Futures contracts	427,507	(212)	179	(33)
Purchase commitments	94,038	74	221	295
Foreign currency	6,248	27	222	249
Interbank market	65,934	7	(1)	6
Indices	16,775	40	-	40
Securities	4,910	-	-	-
Commodities	164	-	-	-
Other	7	-	-	-
Commitments to sell	333,469	(286)	(42)	(328)
Foreign currency	106,857	(2)	(43)	(45)
Interbank market	177,323	(27)	1	(26)
Fixed rate	84	-	1	1
Indices	42,746	(257)	(1)	(258)
Securities	6,371	-	-	-
Commodities	78	-	-	-
Outros	10	-	-	-
Swap contracts		(2,249)	580	(1,669)
Asset position	297,381	2,434	2,008	4,442
Foreign currency	12,209	917	306	1,223
Interbank market	60,465	44	823	867
Fixed rate	56,717	577	611	1,188
Floating rate	106,590	72	117	189
Indices	61,344	824	149	973
Securities	50	-	-	-
Commodities	3	-	-	-
Other	3	-	2	2
Liability position	299,630	(4,683)	(1,428)	(6,111)
Foreign currency	20,340	(1,440)	(208)	(1,648)
Interbank market	43,773	49	(714)	(665)
Fixed rate	70,318	(1,344)	(188)	(1,532)
Floating rate	4,365	(68)	(85)	(153)
Indices	160,534	(1,777)	(259)	(2,036)
Securities	143	(86)	23	(63)
Commodities	6	-	-	-
Other	151	(17)	3	(14)

Financial statements 2013	F-50

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Option contracts	1,182,380	287	(491)	(204)
Purchase commitments – long position	234,552	1,216	107	1,323
Foreign currency	22,409	765	57	822
Interbank market	30,075	166	(58)	108
Floating rate	96	1	(1)	-
Indices	178,617	244	(47)	197
Securities	2,943	31	155	186
Commodities	367	5	3	8
Other	45	4	(2)	2
Commitments to sell – long position	393,502	651	(257)	394
Foreign currency	18,079	205	(110)	95
Interbank market	34,199	32	(24)	8
Prefixados	28	1	-	1
Floating rate	500	1	-	1
Indices	334,616	210	(170)	40
Securities	5,808	196	45	241
Commodities	261	5	2	7
Other	11	1	-	1
Purchase commitments – short position	170,271	(1,131)	(433)	(1,564)
Foreign currency	18,717	(909)	(147)	(1,056)
Interbank market	12,498	(37)	(31)	(68)
Prefixados	2	-	-	-
Indices	136,645	(161)	(103)	(264)
Securities	2,237	(17)	(153)	(170)
Commodities	132	(3)	(1)	(4)
Other	40	(4)	2	(2)
Commitments to sell – short position	384,055	(449)	92	(357)
Foreign currency	10,582	(161)	109	(52)
Interbank market	52,354	(21)	9	(12)
Prefixados	2	-	-	-
Indices	317,387	(73)	25	(48)
Securities	3,208	(188)	(50)	(238)
Commodities	511	(5)	(1)	(6)
Other	11	(1)	-	(1)

Financial statements 2013	F-51

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Forward operations (onshore)	58,960	1,416	37	1,453
Purchases receivable	9,282	954	128	1,082
Foreign currency	8,786	480	128	608
Fixed rate	128	128	-	128
Floating rate	346	345	-	345
Commodities	22	1	-	1
Purchases payable	1,611	(497)	5	(492)
Foreign currency	1,577	(20)	6	(14)
Fixed rate	-	(128)	-	(128)
Floating rate	-	(347)	-	(347)
Commodities	34	(2)	(1)	(3)
Sales receivable	27,664	2,243	(10)	2,233
Foreign currency	3,246	38	(14)	24
Interbank market	22,482	179	4	183
Fixed rate	725	861	-	861
Floating rate	149	149	-	149
Securities	1,035	1,011	-	1,011
Commodities	27	5	-	5
Sales deliverable	20,403	(1,284)	(86)	(1,370)
Foreign currency	8,542	(400)	(89)	(489)
Interbank market	11,842	-	(1)	(1)
Fixed rate	-	(731)	-	(731)
Floating rate	-	(149)	-	(149)
Commodities	19	(4)	4	-
Credit derivatives	25,300	151	144	295
Asset position	13,852	604	82	686
Fixed rate	12,973	604	63	667
Securities	659	-	13	13
Other	220	-	6	6
Liability position	11,448	(453)	62	(391)
Foreign currency	2,544	(67)	(17)	(84)
Fixed rate	7,724	(386)	108	(278)
Securities	1,155	-	(28)	(28)
Other	25	-	(1)	(1)

Financial statements 2013	F-52

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Forwards operations (offshore)	50,737	(32)	27	(5)
Asset position	20,900	533	22	555
Foreign currency	20,775	530	22	552
Floating rate	98	1	-	1
Indices	27	2	-	2
Liability position	29,837	(565)	5	(560)
Foreign currency	29,774	(564)	5	(559)
Indices	63	(1)	-	(1)
Swap with USD check	1,647	(103)	(42)	(145)
Asset position – interbank market	772	-	-	-
Liability position	875	(103)	(42)	(145)
Foreign currency	810	(103)	(41)	(144)
Interbank market	65	-	(1)	(1)
Check of swap – asset position – foreign currency	886	-	88	88
Other derivative financial instruments	7,093	195	(14)	181
Asset position	5,602	536	27	563
Foreign currency	509	25	6	31
Fixed rate	1,256	400	8	408
Securities	3,824	111	13	124
Other	13	-	-	-
Liability position	1,491	(341)	(41)	(382)
Foreign currency	482	(13)	(22)	(35)
Fixed rate	-	(328)	(1)	(329)
Securities	777	-	(14)	(14)
Other	232	-	(4)	(4)
	Assets	9,171	2,195	11,366
	Liabilities	(9,718)	(1,687)	(11,405)
	Total	(547)	508	(39)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0-30	31-180	181-365	Over 365	12/31/2013
Futures	98,979	111,667	54,054	162,807	427,507
Swaps	10,220	19,984	33,462	231,281	294,947
Options	900,047	103,711	153,069	25,553	1,182,380
Forwards (onshore)	9,900	32,131	10,889	6,040	58,960
Credit derivatives	257	1,648	613	22,782	25,300
Forwards (offshore)	20,418	21,734	6,390	2,195	50,737
Swaps with USD check	8	7	51	706	772
Check of swap	9	9	67	801	886
Other	23	1,027	1,417	4,626	7,093

Financial statements 2013	F-53

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Futures contracts	537,449	46	(69)	(23)
Purchase commitments	349,872	47	-	47
Foreign currency	15,013	29	-	29
Interbank market	289,816	11	-	11
Indices	38,012	6	-	6
Securities	6,731	-	-	-
Commodities	294	1	-	1
Other	6	-	-	-
Commitments to sell	187,577	(1)	(69)	(70)
Foreign currency	58,848	2	(68)	(66)
Interbank market	107,854	(5)	-	(5)
Indices	13,429	2	(1)	1
Securities	7,196	-	-	-
Commodities	250	-	-	-
Swap contracts		(906)	(476)	(1,382)
Asset position	130,949	2,131	1,555	3,686
Foreign currency	12,851	518	140	658
Interbank market	44,778	366	(7)	359
Fixed rate	35,527	444	379	823
Floating rate	4,742	13	4	17
Indices	32,492	741	1,011	1,752
Securities	559	49	25	74
Other	-	-	3	3
Liability position	131,855	(3,037)	(2,031)	(5,068)
Foreign currency	14,899	(860)	(227)	(1,087)
Interbank market	28,081	(89)	24	(65)
Fixed rate	45,070	(735)	(444)	(1,179)
Floating rate	6,652	(54)	(4)	(58)
Indices	36,526	(1,184)	(1,410)	(2,594)
Securities	569	(115)	30	(85)
Commodities	28	-	-	-
Other	30	-	-	-

Financial statements 2013	F-54

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Option contracts	2,027,095	(168)	(207)	(375)
Purchase commitments – long position	525,476	428	(202)	226
Foreign currency	15,634	227	(109)	118
Interbank market	80,332	57	(55)	2
Floating rate	174	1	(1)	-
Indices	428,463	125	(46)	79
Securities	632	7	13	20
Commodities	200	11	(4)	7
Other	41	-	-	-
Commitments to sell – long position	578,535	1,058	622	1,680
Foreign currency	12,098	130	(16)	114
Interbank market	20,343	125	100	225
Floating rate	923	1	-	1
Indices	541,676	614	478	1,092
Securities	3,054	165	37	202
Commodities	109	11	(3)	8
Other	332	12	26	38
Purchase commitments – short position	296,683	(473)	263	(210)
Foreign currency	11,990	(212)	91	(121)
Interbank market	45,296	(47)	46	(1)
Indices	238,695	(195)	139	(56)
Securities	592	(7)	(17)	(24)
Commodities	84	(12)	5	(7)
Other	26	-	(1)	(1)
Commitments to sell – short position	626,401	(1,181)	(890)	(2,071)
Foreign currency	9,379	(178)	6	(172)
Interbank market	117,429	(143)	(322)	(465)
Indices	497,633	(668)	(513)	(1,181)
Securities	1,455	(168)	(38)	(206)
Commodities	173	(12)	3	(9)
Other	332	(12)	(26)	(38)

Financial statements 2013	F-55

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forwards operations (onshore)	23,641	1,227	10	1,237
Purchases receivable	4,103	1,170	(3)	1,167
Foreign currency	3,116	185	(3)	182
Fixed rate	727	727	-	727
Floating rate	258	258	-	258
Commodities	2	-	-	-
Purchases payable	5,894	(1,077)	13	(1,064)
Foreign currency	5,759	(82)	13	(69)
Fixed rate	-	(727)	-	(727)
Floating rate	-	(258)	-	(258)
Commodities	135	(10)	-	(10)
Sales receivable	12,054	2,368	(5)	2,363
Foreign currency	6,788	107	(3)	104
Interbank market	2,908	7	-	7
Fixed rate	868	891	(1)	890
Floating rate	395	396	(1)	395
Indices	5	5	-	5
Securities	961	951	(2)	949
Commodities	129	11	2	13
Sales deliverable	1,590	(1,234)	5	(1,229)
Foreign currency	1,558	(58)	4	(54)
Fixed rate	-	(779)	-	(779)
Floating rate	-	(396)	1	(395)
Commodities	32	(1)	-	(1)
Credit derivatives	6,198	630	8	638
Asset position	3,150	734	(6)	728
Fixed rate	2,307	734	(12)	722
Securities	650	-	5	5
Other	193	-	1	1
Liability position	3,048	(104)	14	(90)
Fixed rate	2,810	(104)	20	(84)
Securities	232	-	(6)	(6)
Other	6	-	-	-

Financial statements 2013	F-56

	Off-balance sheet notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forwards operations (offshore)	39,875	(47)	80	33
Asset position	18,969	315	64	379
Foreign currency	18,522	305	64	369
Floating rate	410	8	-	8
Indices	25	2	-	2
Securities	12	-	-	-
Liability position	20,906	(362)	16	(346)
Foreign currency	20,890	(362)	16	(346)
Interbank market	14	-	-	-
Indices	2	-	-	-
Swap with USD check	1,087	(1)	(41)	(42)
Asset position – interbank market	543	-	-	-
Liability position	544	(1)	(41)	(42)
Foreign currency	479	(1)	(40)	(41)
Interbank market	65	-	(1)	(1)
Check of swap – asset position – foreign currency	547	-	35	35
Other derivative financial instruments	6,677	276	131	407
Asset position	5,493	1,291	42	1,333
Foreign currency	485	104	5	109
Fixed rate	1,633	776	40	816
Floating rate	285	262	-	262
Securities	2,994	149	(4)	145
Other	96	-	1	1
Liability position	1,184	(1,015)	89	(926)
Foreign currency	179	(92)	94	2
Fixed rate	-	(637)	2	(635)
Floating rate	-	(286)	(1)	(287)
Securities	819	-	(5)	(5)
Other	186	-	(1)	(1)
	Assets	9,495	2,102	11,597
	Liabilities	(8,438)	(2,631)	(11,069)
	Total	1,057	(529)	528

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0-30	31-180	181-365	Over 365	12/31/2012
Futures	107,856	116,709	147,543	165,341	537,449
Swaps	14,159	29,218	21,019	64,422	128,818
Options	1,000,052	97,773	420,582	508,688	2,027,095
Forwards (onshore)	7,057	9,140	3,512	3,932	23,641
Credit derivatives	224	1,806	154	4,014	6,198
Forwards (offshore)	11,037	22,537	4,186	2,115	39,875
Swaps with USD check	-	-	-	543	543
Check of swap	-	-	-	547	547
Other	132	1,498	710	4,337	6,677

Financial statements 2013	F-57

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2013
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,442	39.1	396	242	168	335	865	2,436
BM&FBOVESPA	350	3.1	2	46	63	19	41	179
Financial institutions	1,141	10.0	225	5	3	47	180	681
Companies	2,692	23.7	168	187	102	260	448	1,527
Individuals	259	2.3	1	4	-	9	196	49
Option premiums	1,717	15.1	423	130	149	698	187	130
BM&FBOVESPA	1,052	9.3	336	40	16	536	124	-
Financial institutions	446	3.9	78	62	75	117	63	51
Companies	219	1.9	9	28	58	45	-	79
Forwards (onshore)	3,315	29.1	2,018	455	361	232	184	65
BM&FBOVESPA	1,195	10.5	424	381	273	117	-	-
Financial institutions	857	7.5	726	2	6	2	120	1
Companies	1,261	11.1	868	71	82	113	63	64
Individuals	2	-	-	1	-	-	1	-
Credit derivatives – financial institutions	686	6.0	-	658	1	1	4	22
Forwards (offshore)	555	4.9	96	186	65	73	84	51
Financial institutions	427	3.8	80	149	31	52	70	45
Companies	126	1.1	16	37	34	19	14	6
Individuals	2	-	-	-	-	2	-	-
Check of swap – companies	88	0.8	-	-	-	1	7	80
Other	563	5.0	-	-	4	335	79	145
Financial institutions	520	4.6	-	-	1	334	55	130
Companies	43	0.4	-	-	3	1	24	15
Total (*)	11,366	100.0	2,933	1,671	748	1,675	1,410	2,929
% per maturity term			25.8	14.7	6.6	14.7	12.4	25.8

(*) Of the total asset portfolio of Derivative Financial Instruments, R$7,027 refers to current and R$4,339 to non-current.

Financial statements 2013	F-58

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	3,686	31.7	275	215	171	519	568	1,938
BM&FBOVESPA	471	4.1	5	10	13	17	145	281
Financial institutions	420	3.6	86	137	19	27	32	119
Companies	2,746	23.6	180	68	136	463	389	1,510
Individuals	49	0.4	4	-	3	12	2	28
Option premiums	1,906	16.4	936	176	83	295	358	58
BM&FBOVESPA	1,396	12.0	853	31	14	220	278	-
Financial institutions	118	1.0	26	32	20	17	16	7
Companies	392	3.4	57	113	49	58	64	51
Forwards (onshore)	3,530	30.5	547	652	677	427	718	509
BM&FBOVESPA	961	8.3	285	502	149	25	-	-
Financial institutions	172	1.5	171	1	-	-	-	-
Companies	2,396	20.7	91	149	528	402	718	508
Individuals	1	-	-	-	-	-	-	1
Credit derivatives – financial institutions	728	6.3	119	564	1	1	2	41
Forwards (offshore)	379	3.3	66	86	56	58	49	64
Financial institutions	126	1.1	38	45	26	14	2	1
Companies	253	2.2	28	41	30	44	47	63
Check of swap – companies	35	0.3	-	-	-	-	1	34
Other	1,333	11.5	-	900	-	90	60	283
Financial institutions	786	6.8	-	576	-	71	6	133
Companies	547	4.7	-	324	-	19	54	150
Total (*)	11,597	100.0	1,943	2,593	988	1,390	1,756	2,927
% per maturity term			16.8	22.4	8.5	12.0	15.1	25.2

(*) Of the total asset portfolio of Derivative Financial Instruments, R$6,914 refers to current and R$4,683 to non-current.

Financial statements 2013	F-59

	12/31/2013
	Fair		0-30	31-90	91-180	181-365	366-720	Over 720
	value	%	days	days	days	days	days	days
Liabilities
Futures – BM&FBOVESPA	(33)	0.3	-	-	-	-	-	(33)
Swaps – Difference payable	(6,111)	53.6	(361)	(123)	(300)	(662)	(1,076)	(3,589)
BM&FBOVESPA	(514)	4.5	(81)	(1)	(10)	(74)	(150)	(198)
Financial institutions	(903)	7.9	(72)	(22)	(13)	(67)	(253)	(476)
Companies	(3,305)	29.0	(207)	(100)	(276)	(520)	(541)	(1,661)
Individuals	(1,389)	12.2	(1)	-	(1)	(1)	(132)	(1,254)
Option premiums	(1,921)	16.8	(406)	(124)	(201)	(733)	(316)	(141)
BM&FBOVESPA	(1,086)	9.5	(328)	(48)	(54)	(560)	(95)	(1)
Financial institutions	(640)	5.6	(76)	(55)	(107)	(136)	(176)	(90)
Companies	(195)	1.7	(2)	(21)	(40)	(37)	(45)	(50)
Forwards (onshore)	(1,862)	16.3	(1,482)	(94)	(72)	(63)	(116)	(35)
BM&FBOVESPA	(1)	-	-	(1)	-	-	-	-
Financial institutions	(696)	6.1	(694)	-	(2)	-	-	-
Companies	(1,165)	10.2	(788)	(93)	(70)	(63)	(116)	(35)
Credit derivatives	(391)	3.5	(6)	(253)	-	(3)	(24)	(105)
Financial institutions	(373)	3.3	(6)	(253)	-	(3)	(13)	(98)
Companies	(18)	0.2	-	-	-	-	(11)	(7)
Forwards (offshore)	(560)	4.9	(166)	(139)	(86)	(100)	(46)	(23)
Financial institutions	(339)	3.0	(125)	(100)	(44)	(52)	(18)	-
Companies	(219)	1.9	(40)	(39)	(41)	(48)	(28)	(23)
Individuals	(2)	-	(1)	-	(1)	-	-	-
Swaps with USD check – companies	(145)	1.3	-	-	-	(1)	(22)	(122)
Other	(382)	3.3	-	-	(1)	(330)	(7)	(44)
Financial institutions	(333)	2.9	-	-	-	(329)	(2)	(2)
Companies	(49)	0.4	-	-	(1)	(1)	(5)	(42)
Total (*)	(11,405)	100.0	(2,421)	(733)	(660)	(1,892)	(1,607)	(4,092)
% per maturity term			21.2	6.4	5.8	16.6	14.1	35.8

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,706) refers to current and R$ (5,699) to non-current.

Financial statements 2013	F-60

	12/31/2012
	Fair		0-30	31-90	91-180	181-365	366-720	Over 720
	value	%	days	days	days	days	days	days
Liabilities
Futures – BM&FBOVESPA	(23)	0.2	-	-	-	(8)	(6)	(9)
Swaps – difference payable	(5,068)	45.8	(351)	(186)	(536)	(404)	(902)	(2,689)
BM&FBOVESPA	(819)	7.4	(3)	(10)	(169)	(13)	(170)	(454)
Financial institutions	(1,111)	10.0	(238)	(78)	(66)	(184)	(100)	(445)
Companies	(2,882)	26.1	(102)	(87)	(294)	(195)	(623)	(1,581)
Individuals	(256)	2.3	(8)	(11)	(7)	(12)	(9)	(209)
Option premiums	(2,281)	20.5	(1,145)	(152)	(145)	(275)	(508)	(56)
BM&FBOVESPA	(1,720)	15.5	(1,104)	(34)	(31)	(131)	(420)	-
Financial institutions	(335)	3.0	(24)	(91)	(54)	(52)	(64)	(50)
Companies	(226)	2.0	(17)	(27)	(60)	(92)	(24)	(6)
Forwards (onshore)	(2,293)	20.7	(152)	(50)	(492)	(381)	(710)	(508)
Financial institutions	(138)	1.2	(131)	-	(1)	(1)	(5)	-
Companies	(2,155)	19.5	(21)	(50)	(491)	(380)	(705)	(508)
Credit derivatives – financial institutions	(90)	0.8	(4)	(1)	-	-	(7)	(78)
Forwards (offshore)	(346)	3.2	(72)	(153)	(40)	(58)	(18)	(5)
Financial institutions	(185)	1.7	(48)	(77)	(26)	(33)	(1)	-
Companies	(161)	1.5	(24)	(76)	(14)	(25)	(17)	(5)
Swaps with USD check – companies	(42)	0.4	-	-	-	-	(1)	(41)
Other	(926)	8.4	-	(826)	(1)	(85)	(2)	(12)
Financial institutions	(606)	5.5	-	(512)	-	(84)	-	(10)
Companies	(320)	2.9	-	(314)	(1)	(1)	(2)	(2)
Total (*)	(11,069)	100.0	(1,724)	(1,368)	(1,214)	(1,211)	(2,154)	(3,398)
% per maturity term			15.6	12.4	11.0	10.9	19.5	30.6

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

Financial statements 2013	F-61

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

	12/31/2013
	Maximum
	potential of
	future pay-	Before	From 1 to 3	From 3 to 5
	ments, gross	1 year	years	years	Over 5 years
By instrument
CDS	12,249	1,012	2,375	8,463	399
TRS	1,473	1,462	11	-	-
Total by instrument	13,722	2,474	2,386	8,463	399
By risk rating
Investment grade	13,722	2,474	2,386	8,463	399
Total by risk	13,722	2,474	2,386	8,463	399
By reference entity
Private entities	13,722	2,474	2,386	8,463	399
Total by entity	13,722	2,474	2,386	8,463	399

	12/31/2012
	Maximum
	potential of
	future pay-	Before	From 1 to 3	From 3 to 5
	ments, gross	1 year	years	years	Over 5 years
By instrument
CDS	3,847	858	1,983	1,006	-
TRS	1,285	1,275	10	-	-
Total by instrument	5,132	2,133	1,993	1,006	-
By risk rating
Investment grade	5,132	2,133	1,993	1,006	-
Total by risk	5,132	2,133	1,993	1,006	-
By reference entity
Private entities	5,132	2,133	1,993	1,006	-
Total by entity	5,132	2,133	1,993	1,006	-

Financial statements 2013	F-62

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2013
		Notional amount of credit
	Notional amount of credit	protection purchased with
	protection sold	identical underlying amount	Net position

CDS	(12,249)	11,578	(671)
TRS	(1,473)	-	(1,473)
Total	(13,722)	11,578	(2,144)

	12/31/2012
		Notional amount of credit
	Notional amount of credit	protection purchased with
	protection sold	identical underlying amount	Net position

CDS	(3,847)	1,066	(2,781)
TRS	(1,285)	-	(1,285)
Total	(5,132)	1,066	(4,066)

Financial statements 2013	F-63

b) Financial instruments subject to offsetting, enforceable master netting arrengements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrengements and similar agreements:

12/31/2013
		Gross amount of	Net amount of
		reconized financial	financial assets	Related amoutns not set off in the
	Gross amount of	liabilities set off in	presented in the	statement of financial position
	reconized financial	the statement of	statement of	Financial	Cash collateral
	assets	financial position	financial position	instruments	received	Net amount

Repurchase agreements	138,455	-	138,455	(957)	(3)	137,495
Derivatives	12,149	(783)	11,366	(3,599)	(429)	7,338

12/31/2012
		Gross amount of	Net amount of
		reconized financial	financial assets	Related amoutns not set off in the
	Gross amount of	liabilities set off in	presented in the	statement of financial position
	reconized financial	the statement of	statement of	Financial	Cash collateral
	assets	financial position	financial position	instruments	received	Net amount

Repurchase agreements	162,737	-	162,737	(200)	(6)	162,531
Derivatives	11,597	-	11,597	(1,223)	(464)	9,910

Financial statements 2013	F-64

Financial liabilities subject to offsetting, enforceable master netting arrengements and similar agreements:

12/31/2013
		Gross amount of	Net amount of
		reconized financial	financial assets	Related amoutns not set off in the
	Gross amount of	liabilities set off in	presented in the	statement of financial position
	reconized financial	the statement of	statement of	Financial	Cash collateral
	assets	financial position	financial position	instruments	received	Net amount

Repurchase agreements	266,682	-	266,682	(12,707)	(35)	253,940
Derivatives	11,405	-	11,405	(2,258)	(686)	8,461

12/31/2013
		Gross amount of	Net amount of
		reconized financial	financial assets	Related amoutns not set off in the
	Gross amount of	liabilities set off in	presented in the	statement of financial position
	reconized financial	the statement of	statement of	Financial	Cash collateral
	assets	financial position	financial position	instruments	received	Net amount

Repurchase agreements	267,405	-	267,405	(8,654)	(104)	258,647
Derivatives	11,069	-	11,069	(1,076)	(157)	9,836

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial statements 2013	F-65

Note 9 – Hedge accounting

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments and in the foreign exchange rates ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries and DI Futures contracts exchange-traded at BM&FBOVESPA, related to highly probable anticipated transactions, denominated in US dollars.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate. The gain (loss) from foreign exchange variation in Future DDI contracts is calculated by the difference between two periods of the market quotation between the US dollar and the Real.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows and in the foreign exchange on interest payments that are attributable to changes in interest rates with respect to recognized liabilities and changes in the foreign exchange rates of liabilities not recognized.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of Highly probable anticipated transaction: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.

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

Hedge relationships were designated in 2008, 2009, 2010 and 2013, and related derivatives will mature between 2014 and 2018. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;

Financial statements 2013	F-66

•	Subordinated CDB hedge: interest paid/received at the end of the operation.
•	Hedge of Highly probable anticipated transaction: foreign exchange amount paid/received on future dates.

Hedge of net investment in foreign operations

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

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

Financial statements 2013	F-67

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	to protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	the percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.
•	the dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated in 2012 and 2013 and the respective swaps will mature between 2016 and 2028. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	12/31/2013		12/31/2012
	Accumulated	Ineffective	Accumulated	Ineffective
Hedge instruments	effective portion	portion	effective portion	portion
Interest rate futures	193	8	(316)	-
Interest rate swap	22	-	(10)	-
Foreign exchange rates futures	-	-	-	-
Total	215	8	(326)	-

The effective portion is recognized in the stockholders’ equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

At December 31, 2013, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (117) (R$ (376) at 01/01 to 12/31/2012 and R$ (167) at 01/01 to 12/31/2011).

b) Hedge of a net investment in foreign operations

	12/31/2013		12/31/2012
	Accumulated	Ineffective	Accumulated	Ineffective
Hedge instruments	effective portion	portion	effective portion	portion
DDI futures	(2,974)	19	(1,473)	66
Forward	(15)	15	67	(6)
NDF	751	5	207	4
Financial assets	(10)	-	-	-
Total	(2,248)	39	(1,199)	64

Financial statements 2013	F-68

The effective portion is recognized in the stockholders’ equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

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

c) Fair value hedge

	12/31/2013		12/31/2012
	Accumulated	Ineffective	Accumulated	Ineffective
Hedge instruments	effective portion	portion	effective portion	portion
Interest rate swap	(15)	-	(4)	-
Total	(15)	-	(4)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

Financial statements 2013	F-69

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2013			12/31/2012
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional			Notional
Strategies	amount	Fair value	Carrying value	amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	57,414	(12)	57,414	50,057	1	50,193
Hedge of redeemable preferred shares	921	22	921	803	(20)	803
Hedge of subordinated CDB	162	-	140	87	-	129
Hedge of net investment in foreign operations (*)	11,438	(78)	6,863	8,593	30	5,156
Hedge of fixed rate loan operations	1,683	(15)	1,683	470	4	470
Hedge of highly probable anticipated transaction	314	-	313	-	-	-
Total	71,932	(83)	67,334	60,010	15	56,751

(*) Hedge instruments include the overhedge rate of 40.00% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies.

	Strategies
	Hedge of			Hedge of net		Hedge of highly
	deposits and	Hedge of	Hedge of	investment in	Hedge of	probable
	repurchase	redeemable	subordinated	foreign	fixed rate loan	anticipated
Maturity	agreements	preferred shares	CDB	operations (*)	operations	transaction	Total
2014	37,711	-	162	11,438	-	166	49,477
2015	12,818	921	-	-	-	148	13,887
2016	1,742	-	-	-	259	-	2,001
2017	4,459	-	-	-	129	-	4,588
2018	684	-	-	-	161	-	845
2020	-	-	-	-	42	-	42
2022	-	-	-	-	198	-	198
2023	-	-	-	-	187	-	187
2025	-	-	-	-	46	-	46
2027	-	-	-	-	164	-	164
2028	-	-	-	-	497	-	497
Total	57,414	921	162	11,438	1,683	314	71,932

(*) Classified as current, since instruments are frequently renewed,

Financial statements 2013	F-70

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2013			12/31/2012
		Accumulated			Accumulated
		gain/(loss)			gain/(loss)
		reflected in other			reflected in other
		comprehensive			comprehensive
	Cost	income	Fair value	Cost	income	Fair value

Investment funds	202	9	211	250	5	255
Brazilian government securities (1a)	28,751	(812)	27,939	24,706	756	25,462
Brazilian external debt bonds (1b)	12,545	(836)	11,709	17,217	848	18,065
Government securities – abroad (1c)	8,737	(79)	8,658	7,174	(37)	7,137
United States	1,111	(10)	1,101	375	-	375
Italy	94	-	94	-	-	-
Denmark	2,631	-	2,631	2,554	-	2,554
Korea	2,455	-	2,455	1,662	-	1,662
Chile	1,043	4	1,047	1,538	(4)	1,534
Paraguay	690	(52)	638	528	(37)	491
Uruguay	440	(20)	420	292	2	294
Belgium	51	-	51	70	1	71
France	88	-	88	56	1	57
United Kingdon	-	-	-	83	-	83
Netherlands	127	(1)	126	-	-	-
Other	7	-	7	16	-	16
Corporate securities (1d)	48,208	(99)	48,109	38,228	1,722	39,950
Shares	1,930	95	2,025	3,350	462	3,812
Securitized real estate loans	12,663	(388)	12,275	7,916	652	8,568
Bank deposit certificates	2,181	-	2,181	391	-	391
Debentures	15,404	103	15,507	13,656	308	13,964
Eurobonds and others	4,768	128	4,896	5,311	285	5,596
Promissory notes	1,231	(4)	1,227	777	-	777
Rural product note	647	(22)	625	770	8	778
Financial bills	8,810	(6)	8,804	5,720	-	5,720
Other	574	(5)	569	337	7	344
Total (2)	98,443	(1,817)	96,626	87,575	3,294	90,869

(1)	Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 9,291 (R$ 9,969 at December 31, 2012), b) R$ 7,259 (R$ 11,646 at December 31, 2012), c) R$ 586 (R$ 450 at December 31, 2012) and d) R$ 1,715 (R$ 3,864 at December 31, 2012), totaling R$ 18,851 (R$ 25,929 at December 31, 2012).
(2)	In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category in the amount of R$ 6,036 related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 214 will be deferred over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Financial statements 2013	F-71

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2013		12/31/2012
	Cost	Fair value	Cost	Fair value
Current	38,219	38,267	25,963	26,515
Non-stated maturity	2,129	2,231	3,595	4,060
Up to one year	36,090	36,036	22,368	22,455
Non-current	60,224	58,359	61,612	64,354
From one to five years	26,089	26,430	28,914	29,470
From five to ten years	15,525	14,792	19,924	20,480
After ten years	18,610	17,137	12,774	14,404
Total	98,443	96,626	87,575	90,869

Note 11 – Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2013	12/31/2012
	Amortized cost	Amortized cost
Brazilian government securities	3,778	3,013
Brazilian external debt bonds (1a)	6,314	118
Government securities – abroad	23	20
Corporate securities (1b)	1	51
Total (2)	10,116	3,202

(1)	Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) (R$ 76 at December 31, 2012) and b) R$ 5,095 (R$ 44 at December 31, 2012), totaling R$ 5,095 (R$ 120 at December 31, 2012).
(2)	In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category in the amount of R$ 6,036 related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 214 will be amortized over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

The interest income from held-to-maturity financial assets was R$ 486 (R$ 471 from 01/01 to 12/31/2012 and R$ 360 from 01/01 to 12/31/2011).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	12/31/2013	12/31/2012
	Amortized cost	Amortized cost
Current	99	188
Up to one year	99	188
Non-current	10,017	3,014
From one to five years	158	147
From five to ten years	5,498	1,087
After ten years	4,361	1,780
Total	10,116	3,202

Financial statements 2013	F-72

Note 12 – Loan operations and lease operations portfolio

a) Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2013	12/31/2012
Individuals	167,431	150,921
Credit card	53,149	40,531
Personal loan	26,635	26,749
Payroll loans	22,571	13,550
Vehicles	40,584	51,646
Mortgage loans	24,492	18,445

Corporate	126,413	103,729

Small and medium businesses	81,601	85,185

Foreign loans – Latin America	36,257	27,149
Total loan operations and lease operations	411,702	366,984

Allowance for loan and lease losses	(22,235)	(25,713)

Total loan operations and lease operations, net of allowance for loan and lease losses	389,467	341,271

By maturity	12/31/2013	12/31/2012
Overdue as from 1 day	12,239	13,234
Falling due up to 3 months	111,254	101,273
Falling due more than 3 months but less than 1 year	101,716	94,350
Falling due after 1 year	186,493	158,127
Total loan operations and lease operations	411,702	366,984

By concentration	12/31/2013	12/31/2012
Largest debtor	4,358	4,186
10 largest debtors	19,778	18,429
20 largest debtors	29,935	26,751
50 largest debtors	50,131	41,798
100 largest debtors	69,210	57,034

Financial statements 2013	F-73

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,681, R$ 1,852 and R$ 1,914 in interest and similar income as of December 31, 2013, December 31, 2012 and December 31, 2011, respectively, with the same impact on the allowance for loan and lease losses expenses.

b) Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

		Balance		Net
		arising from		increase/
	Opening	the aquisition	Write-offs	(Reversal)	Closing
Composition of the carrying	balance	of companies	01/01 to	01/01 to	balance
amount by class of assets	12/31/2012	(Note 2.4a I)	12/31/2013	12/31/2013	12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,362	-	(478)	899	1,783
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans - Latin America	416	-	(177)	275	514
Total	25,713	435	(21,769)	17,856	22,235

			Net
			increase/
	Opening	Write-offs	(Reversal)	Closing
Composition of the carrying	balance	01/01 to	01/01 to	balance
amount by class of assets	12/31/2011	12/31/2012	12/31/2012	12/31/2012
Individuals	13,684	(12,317)	13,477	14,844
Credit card	3,825	(4,073)	3,111	2,863
Personal loans	4,842	(4,895)	6,894	6,841
Payroll loans	556	(472)	783	867
Vehicles	4,415	(2,840)	2,652	4,227
Mortgage loans	46	(37)	37	46
Corporate	703	(556)	1,215	1,362
Small and medium businesses	9,197	(9,209)	9,103	9,091
Foreign loans – Latin America	289	(60)	187	416
Total	23,873	(22,142)	23,982	25,713

Financial statements 2013	F-74

			Net
			increase/
	Opening	Write-offs	(Reversal)	Closing
Composition of the carrying	balance	01/01 to	01/01 to	balance
amount by class of assets	12/31/2010	12/31/2011	12/31/2011	12/31/2011
Individuals	11,146	(8,655)	11,193	13,684
Credit card	3,306	(3,038)	3,557	3,825
Personal loans	3,590	(3,222)	4,474	4,842
Payroll loans	429	(308)	435	556
Vehicles	3,709	(2,013)	2,719	4,415
Mortgage loans	112	(74)	8	46
Corporate	544	(122)	281	703
Small and medium businesses	8,041	(7,118)	8,274	9,197
Foreign loans – Latin America	263	(264)	290	289
Total	19,994	(16,159)	20,038	23,873

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	12/31/2013	12/31/2012
Public sector	2	2
Industry and commerce	4,630	6,443
Services	3,012	3,742
Natural resources	251	411
Other sectors	12	16
Individuals	14,328	15,099
Total	22,235	25,713

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

Financial statements 2013	F-75

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12 /31/2013						12 /31/2012
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated
Corporate (*)	1,584	1,019	124,829	764	126,413	1,783	1,467	845	102,262	517	103,729	1,362

II – Collectively evaluated

Individuals	10,371	6,289	157,060	7,564	167,431	13,853	11,594	7,531	139,327	7,313	150,921	14,844
Credit card	2,520	1,493	50,629	1,459	53,149	2,952	2,296	1,463	38,235	1,400	40,531	2,863
Personal loans	3,574	2,404	23,061	4,084	26,635	6,488	4,477	3,212	22,272	3,629	26,749	6,841
Payroll loans	370	157	22,201	976	22,571	1,133	386	186	13,164	681	13,550	867
Vehicles	3,701	2,219	36,883	1,026	40,584	3,245	4,250	2,647	47,396	1,580	51,646	4,227
Mortgage loans	206	16	24,286	19	24,492	35	185	23	18,260	23	18,445	46

Small and medium businesses	4,165	3,165	77,436	2,920	81,601	6,085	6,335	4,886	78,850	4,205	85,185	9,091

Foreign loans – Latin America	185	95	36,072	420	36,257	514	116	68	27,033	348	27,149	416

Total	16,305	10,568	395,397	11,668	411,702	22,235	19,512	13,330	347,472	12,383	366,984	25,713

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

Financial statements 2013	F-76

c) Present value of lease operations

Bellow is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations – vehicles:

	12/31/2013
	Minimum	Future
	future	financial	Present
	payments	income	value
Current	6,587	(792)	5,795
Up to 1 year	6,587	(792)	5,795
Non-current	6,149	(1,597)	4,552
From 1 to 5 years	5,950	(1,559)	4,391
Over 5 years	199	(38)	161
Total	12,736	(2,389)	10,347

	12/31/2012
	Minimum	Future
	future	financial	Present
	payments	income	value
Current	10,811	(1,168)	9,643
Up to 1 year	10,811	(1,168)	9,643
Non-current	10,158	(2,751)	7,407
From 1 to 5 years	9,938	(2,704)	7,234
Over 5 years	220	(47)	173
Total	20,969	(3,919)	17,050

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 816 (R$ 1,513 at December 31, 2012).

d) Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2013 and December 31, 2012.

	12 /31/2013				12 /31/2012
	Assets		Liabilities (*)		Assets		Liabilities (*)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Individuals – mortgage loan	4,514	4,497	4,514	4,476	394	434	394	400

(*) Under Interbank Market Debt.

Financial statements 2013	F-77

Note 13 – Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at
	12 /31/2013		12 /31/2012
				Other
			Stockholders’	Comprehensive	Net		Equity in	Market
	Total	Voting	equity	Income	income	Investment	earnings	value
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,787	(2)	892	2,432	466	2,924
BSF Holding S.A. (c)	49.00	49.00	819	-	212	984	104	-
IRB-Brasil Resseguros S.A.(d)	15.00	15.00	2,432	(16)	102	358	12	-
Other (e)	-	-	-	-	-	64	15	-
Joint Ventures
MCC Securities Inc.(f)	50.00	50.00	21	-	6	76	2	-
Other (g)	-	-	-	-	-	17	4	-
Total	-	-	-	-	-	3,931	603	-

	Interest % at
	12 /31/2012		12 /31/2012						12 /31/2011
				Other
			Stockholders’	comprehensive	Net		Equity in	Market	Equity in
	Total	Voting	equity	income	income	Investment	earnings	value	earnings

Associates
Porto Seguro Itaú
Unibanco Participações	42.93	42.93	2,898	4	436	2,076	157	2,309	144
S.A. (a) (b)
BSF Holding S.A. (c)	49.00	49.00	607	-	131	880	64	-	-
Banco BPI S.A. (h)			-	-	-	-	(102)	-	(343)
Serasa S.A. (i)			-	-	-	-	70	-	102
Other (e)			-	-	-	49	(14)	-	(16)
Total			-	-	-	3,005	175	-	(113)

(a)	For purpose of recording the participation in earnings, at 12/31/2013 the position at 11/30/2013 was used and at 12/31/2012 the position at 11/30/2012 was used, in accordance with IAS 27.
(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 806 at 12/31/2013 and R$ 832 at 12/31/2012 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value. In the fourth quarter of 2013 share of income was impacted by R$ 272 due to the reversal of the provision in view of the favorable decision on the legality of COFINS charged on the revenues of these subsidiaries, which was disclosed in the Porto Seguros’s Material Fact of 12/19/2013.
(c)	In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 12/31/2013, which correspond to goodwill.
(d)	Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.
(e)	At 12/31/2013, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (31.84% total and coting capital and 30.06% total and voting capital at 12/31/2012), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).
(f)	In 08/01/2011 BICSA Holdings Ltd. acquired 3,000,001 common shares of MCC Securities Inc. the investment amount includes R$ 66 at 12/31/2013, which correspond to goodwill.
(g)	At 12/31/2013, includes interest in total capital and voting capital of the following companies: MCC Corredora de Bolsa S.A. (50.05% total and voting capital), Rosefild Finance Ltd. (50.00% total and voting capital); Olimpia Promoção e Serviços S.A. (50.00% total and voting capital) and includes income not arising from profit subsidiaries.
(h)	Investments disposed of in 04/20/2012.
(i)	Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012.

Financial statements 2013	F-78

At December 31, 2013, ITAÚ UNIBANCO HOLDING received / recognized for dividends and interest on capital of the unconsolidated companies, being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 175 (R$ 161 at December 31, 2012 and R$ 148 at December 31, 2011).

b) Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	12/ 31/2013	12/ 31/2012	12/ 31/2011
Total assets (1) (2)	17,131	3,505	107,783
Total liabilities (1) (2)	10,072	-	102,831
Total income (1) (2)	3,606	567	8,739
Total expenses (1) (2)	(2,394)	-	(9,894)

(1)	At 12/31/2011 basically represented by Banco BPI S.A., in the amount of R$ 103,696 related to assets, R$ 102,544 related to liabilities, R$ 7,081 related to income, and R$ 8,961 related to expenses. This investiment was disposed on 04/20/2012.
(2)	At 12/31/2013 basically represented by IRB-Brasil Resseguros S.A., in the amount of R$ 12,503 related to assets, R$ 10,071 related to liabilities, R$ 2,455 related to income and of R$ 2,353 related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lease

a) Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 338 (R$ 248 at 12/31/2012).

The table below shows the total future minimum payments:

	12 /31/2013	12 /31/2012
Current	162	174
Up to 1 year	162	174
Non-current	176	74
From 1 to 5 years	176	74
Total future minimum payments	338	248
(-) Future interest	-	-
Present value	338	248

Financial statements 2013	F-79

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

The expenses related to operating lease agreements recognized under General and Administrative Expenses refer basically to rent agreements that total R$ 933 from 01/01 to 12/31/2013 (R$ 868 from 01/01 to 12/31/2012 and R$ 798 from 01/01 to 12/31/2011).

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	12 /31/2013	12 /31/2012
Current	1,093	948
Up to 1 year	1,093	948
Non-current	3,638	3,412
From 1 to 5 years	3,091	2,910
Over 5 years	547	502
Total future minimum payments	4,731	4,360

Financial statements 2013	F-80

Note 15 – Fixed assets

	Real estate in use (2)		Other fixed assets
							Other
							(communication,
					Furniture and	EDP	security and
Fixed Assets (1)	Land	Buildings	Improvements	Installations	equipment	systems (3)	transportation)	Total

Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643
Acquisitions	-	554	207	183	210	1,262	118	2,534
Disposal	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	-	2	5	4	(8)	9	3	15
Other	(2)	(16)	44	(5)	(23)	2	1	1
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458

Depreciation
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	10	209	7	7	430	2	665
Exchange variation	-	-	(2)	3	9	(11)	-	(1)
Other	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)

Impairment
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)
Additions/assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2013	1,019	1,348	631	604	599	2,049	314	6,564

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 949, consisting of R$ 763 in real estate in use, R$ 16 in improvements, and R$ 170 in equipment.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Financial statements 2013	F-81

	Real estate in use (2)		Other fixed assets
							Other
							(communication,
					Furniture and	EDP	security and
Fixed Assets (1)	Land	Buildings	Improvements	Installations	equipment	systems (3)	transportation)	Total

Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2011	1,184	2,340	1,245	937	863	4,988	548	12,105
Acquisitions	53	225	226	202	139	1,008	61	1,914
Disposal	(173)	(15)	(251)	(10)	(38)	(504)	(7)	(998)
Exchange variation	2	4	10	6	(20)	2	-	4
Other	(37)	(82)	23	(263)	(13)	(14)	4	(382)
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643

Depreciation
Balance at 12/31/2011	-	(1,583)	(607)	(547)	(360)	(3,344)	(291)	(6,732)
Accumulated depreciation	-	(78)	(263)	(68)	(77)	(801)	(59)	(1,346)
Disposal	-	6	251	10	15	466	4	752
Exchange variation	-	(2)	3	4	3	9	(1)	16
Other	-	50	3	243	2	6	-	304
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)

Impairment
Balance at 12/31/2011	-	-	-	-	(15)	-	-	(15)
Additions/assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	6	-	-	6
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2012	1,029	865	640	514	505	1,816	259	5,628

(1)	There are no contractual commitments for the purchase of new fixed assets;
(2)	Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements and R$ 49 in equipment;
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Financial statements 2013	F-82

	Real estate in use (2)		Other fixed assets
							Other
							(communication,
					Furniture and	EDP	security and
Fixed Assets (1)	Land	Buildings	Improvements	Installations	equipment	systems (3)	transportation)	Total

Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2010	1,045	2,321	1,116	770	863	4,746	529	11,390
Acquisitions	167	81	229	179	220	942	85	1,903
Disposal	(20)	(67)	(131)	(18)	(165)	(671)	(66)	(1,138)
Exchange variation	2	(11)	(1)	5	(13)	39	3	24
Other	(10)	16	32	1	(42)	(68)	(3)	(74)
Balance at 12/31/2011	1,184	2,340	1,245	937	863	4,988	548	12,105

Depreciation
Balance at 12/31/2010	-	(1,522)	(490)	(503)	(430)	(3,342)	(302)	(6,589)
Accumulated depreciation	-	(96)	(242)	(53)	(63)	(677)	(53)	(1,184)
Disposal	-	27	127	17	144	615	61	991
Exchange variation	-	(2)	(4)	3	(6)	(11)	2	(18)
Other	-	10	2	(11)	(5)	71	1	68
Balance at 12/31/2011	-	(1,583)	(607)	(547)	(360)	(3,344)	(291)	(6,732)

Impairment
Balance at 12/31/2010	-	-	-	-	-	-	-	-
Additions/assumptions	-	-	-	-	(15)	-	-	(15)
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2011	-	-	-	-	(15)	-	-	(15)

Book value
Balance at 12/31/2011	1,184	757	638	390	488	1,644	257	5,358

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 166;
(2)	Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use, R$ 51 in improvements and R$ 24 in equipment;
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Financial statements 2013	F-83

Note 16 – Intangible assets

		Other intangible assets
		Association for the
		promotion and
	Acquisition of	offer of			Other
	rights to credit	financial products	Acquisition of	Development of	intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total

Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions (2)	195	340	382	820	298	2,035
Terminated agreements/write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906

Amortization (3)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)

Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements/write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)

Impairment (4)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions/assumptions	-	(27)	-	(6)	-	(33)
Write off	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 - Off balance seet).
(2)	Contemplates acquisition of Credicard (Note 3c).
(3)	All intangible assets have a defined useful life.
(4)	Note 2.4l.

Financial statements 2013	F-84

		Other intangible assets
		Association for
		the promotion
		and offer of
	Acquisition of	financial			Other
	rights to credit	products and	Acquisition of	Development of	intangible
Intangible assets (1)	payroll	services	software	software	assets	Total

Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2011	1,678	1,402	1,520	613	621	5,834
Acquisitions	320	12	370	925	111	1.738
Terminated agreements/write off	(500)	(95)	-	-	(1)	(596)
Exchange variation	-	7	8	-	23	38
Other	14	10	(162)	15	(66)	(189)
Balance at 12/31/2012	1,512	1,336	1,736	1,553	688	6,825

Amortization (2)
Balance at 12/31/2011	(897)	(111)	(795)	-	(174)	(1,977)

Amortization expense	(384)	(137)	(258)	(11)	(71)	(861)

Terminated agreements/write off	499	71	-	-	1	571
Exchange variation	-	(1)	1	-	(12)	(12)
Other	(14)	(2)	171	-	(8)	147
Balance at 12/31/2012	(796)	(180)	(881)	(11)	(264)	(2,132)

Impairment (3)
Balance at 12/31/2011	(30)	(2)	-	-	-	(32)
Additions/assumptions	(3)	(4)	-	-	-	(7)
Reversals	15	2	-	-	-	17
Balance at 12/31/2012	(18)	(4)	-	-	-	(22)

Book value
Balance at 12/31/2012	698	1,152	855	1,542	424	4,671

(1)	There are no contractual commitments for the purchase of new intangible assets.
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Financial statements 2013	F-85

		Other intangible assets
		Association for
		the promotion
		and offer of
	Acquisition of	financial			Other
	rights to credit	products and	Acquisition of	Development of	intangible
Intangible assets (1)	payroll	services	software	software	assets	Total

Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2010	2,432	1,174	1,327	-	271	5,204
Acquisitions	366	318	368	613	307	1,972
Terminated agreements/write off	(1,097)	(94)	(116)	-	(7)	(1,314)
Exchange variation	-	1	16	-	25	42
Other	(23)	3	(75)	-	25	(70)
Balance at 12/31/2011	1,678	1,402	1,520	613	621	5,834

Amortization (2)
Balance at 12/31/2010	(1,285)	(56)	(795)	-	(114)	(2,250)

Amortization expense	(603)	(114)	(208)	-	(59)	(984)
Terminated agreements/write off	985	66	116	-	7	1,174
Exchange variation	-	-	(6)	-	(8)	(14)
Other	6	(7)	98	-	-	97
Balance at 12/31/2011	(897)	(111)	(795)	-	(174)	(1,977)

Impairment (3)
Balance at 12/31/2010	(17)	(3)	-	-	-	(20)
Additions/assumptions	(24)	(6)	-	-	-	(30)
Reversals	11	7	-	-	-	18
Balance at 12/31/2011	(30)	(2)	-	-	-	(32)

Book value
Balance at 12/31/2011	751	1,289	725	613	447	3,825

(1)	There are no contractual commitments for the purchase of new intangible assets.
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Financial statements 2013	F-86

Note 17 – Deposits

The table below shows the breakdown of deposits:

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Interest-bearing deposits	165,646	65,845	231,491	140,742	67,542	208,284
Time deposits	51,657	65,474	117,131	49,897	67,335	117,232
Interbank deposits	7,823	371	8,194	7,394	207	7,601
Savings deposits	106,166	-	106,166	83,451	-	83,451
Non-interest bearing deposits	42,892	-	42,892	34,916	-	34,916
Demand deposits	42,892	-	42,892	34,916	-	34,916
Total	208,538	65,845	274,383	175,658	67,542	243,200

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2013	12/31/2012
Structured notes
Shares	147	298
Debt securities	224	344
Total	371	642

The effect of the changes in credit risk of these instruments is not significant at 12/31/2013 and 12/31/2012.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2013	12/31/2012
	Cost/Fair value	Cost/Fair value
Current	87	79
Non-current	284	563
From one to five years	233	522
From five to ten years	22	36
After ten years	29	5
Total	371	642

Financial statements 2013	F-87

Note 19 – Securities sold under repurchase agreements and interbank and institucional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	148,598	118,084	266,682	157,120	110,285	267,405
Transactions backed by own financial assets (*)	80,319	118,084	198,403	57,080	110,285	167,365
Transactions backed by third-party financial assets	68,279	-	68,279	100,040	-	100,040
Interbank market debt	55,777	55,599	111,376	53,542	43,531	97,073
Mortgage notes	39	142	181	44	183	227
Real estate credit bills	6,634	2,285	8,919	12,432	864	13,296
Agribusiness credit bills	4,176	3,097	7,273	2,735	2,586	5,321
Financial credit bills	6,369	7,454	13,823	7,593	11,102	18,695
Import and export financing	25,780	7,834	33,614	18,878	4,175	23,053
On-lending – domestic	12,772	30,243	43,015	11,860	24,188	36,048
Liabilities from transactions related to credit assignments (Note 12d)	3	4,511	4,514	-	394	394
Other	4	33	37	-	39	39

(*) It includes R$ 123.922 (R$ 127,652 at 12/312012) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	75% of CDI to 13.23%	0.2% to 4.08%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	84% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	84% to 97.5% of CDI	-
Import and export financing	0.5% to 103.35% of CDI	0.54% to 11%
On-lending – domestic	0.62% to 14.5%	-
Liabilities from transactions related to credit assignments (Note 12d)	6.2% to 16.6%	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 75% CDI to 13.23%. The deadline for repurchase expires in January 2027.

Financial statements 2013	F-88

b) Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (*)	6,138	50,426	56,564	3,382	51,797	55,179
Debentures	-	-	-	1,569	-	1,569
Foreign borrowings through securities	5,358	10,133	15,491	7,119	8,161	15,280
Total	11,496	60,559	72,055	12,070	59,958	72,028

(*)	At December 31, 2013, the amount of R$ 55.186 (R$ 51,134 at 12/31/2012) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IGPM + 7.60%	5.1% to 6.2%
Debentures	100% of CDI	-
Foreign borrowings through securities	1.4% to 12.75%	0.03% to 12.7%

Note 20 – Other assets and liabilities

a) Other assets

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial (1)	34,285	13,307	47,592	31,293	13,199	44,492
Receivables from credit card issuers	22,138	-	22,138	20,429	-	20,429
Insurance and reinsurance operations	5,192	-	5,192	4,407	-	4,407
Deposits in guarantee for contingent liabilities (Note 32)	2,172	11,818	13,990	1,270	11,846	13,116
Deposits in guarantee for foreign borrowing program	731	-	731	758	-	758
Negotiation and intermediation of securities	2,144	72	2,216	2,532	110	2,642
Receivables from reimbursement of contingent liabilities (Note 32c)	41	692	733	237	553	790

Financial statements 2013	F-89

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Receivables from services provided	1,729	-	1,729	1,372	-	1,372
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	725	725	-	690	690
Operations without credit granting characteristics	138	-	138	288	-	288
Non-financial	11,626	516	12,142	8,284	1,639	9,923
Prepaid expenses	4,232	420	4,652	2,561	1,615	4,176
Retirement plan assets (Notes 29c and d)	2,308	-	2,308	2,815	-	2,815
Sundry domestic	3,099	-	3,099	1,392	-	1,392
Sundry foreign	405	96	501	326	24	350
Other	1,582	-	1,582	1,190	-	1,190

(1)	There were no impairment losses for other financial assets in these periods.
(2)	The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b) Other liabilities

	12/31/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial	60,582	692	61,274	50,033	222	50,255
Credit card operations	54,263	-	54,263	45,125	-	45,125
Foreign exchange portfolio	259	-	259	144	-	144
Negotiation and intermediation of securities	5,230	516	5,746	4,105	148	4,253
Finance leases (Note 14a)	162	176	338	174	74	248
Funds from consortia participants	28	-	28	86	-	86
Other	640	-	640	399	-	399
Non-financial	20,173	675	20,848	19,539	417	19,956
Collection and payment of taxes and contributions	205	-	205	399	-	399
Sundry creditors – domestic	1,071	46	1,117	1,648	-	1,648
Funds for clients in transit	8,132	-	8,132	7,207	-	7,207
Provision for sundry payments	2,027	511	2,538	2,011	273	2,284
Social and statutory	3,172	37	3,209	3,004	55	3,059
Related to insurance operations	1,200	-	1,200	922	-	922
Liabilities for official agreements and rendering of payment services	440	-	440	370	-	370
Provision for retirement plan benefits (Note 29c and e)	699	27	726	569	37	606
Personnel provision	1,251	54	1,305	1,163	52	1,215
Provision for health insurance	655	-	655	635	-	635
Deferred income	1,099	-	1,099	1,110	-	1,110
Other	222	-	222	501	-	501

Financial statements 2013	F-90

Note 21 – Stockholders’ equity

a) Capital

The Extraordinary Stockholders’ Meeting of April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 60,000 (R$ 45,000 at December 31, 2012), of which R$ 41,602 (R$ 31,159 at December 31, 2012) refers to stockholders resident in Brazil and R$ 18,398 (R$ 13,841 at December 31, 2012) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2013
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares – Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Treasury shares at 12/31/2012 (1)	2,100	52,554,239	52,556,339	(1,523)
Purchase of shares	-	23,500,000	23,500,000	(662)
Exercised options – granting of stock options	-	(7,417,015)	(7,417,015)	107
Disposals – Stock option plan	-	(4,477,121)	(4,477,121)	224
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	210	4,706,907	4,707,117	-
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854)
Outstanding shares at 12/31/2013	2,518,212,730	2,440,947,660	4,959,160,390
Outstanding shares at 12/31/2012 (2)	2,518,212,730	2,452,005,007	4,970,217,737

Financial statements 2013	F-91

	12/31/2012
		Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2011	2,512,277,718	1,013,125,540	3,525,403,258
Residents abroad at 12/31/2011	5,937,322	1,496,689,130	1,502,626,452
Shares of capital stock at 12/31/2011	2,518,215,040	2,509,814,670	5,028,029,710
Shares of capital stock at 12/31/2012	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 12/31/2012	2,508,440,062	973,114,385	3,481,554,447
Residents abroad at 12/31/2012	9,774,978	1,536,700,285	1,546,475,263
Treasury shares at 12/31/2011 (1)	2,310	63,023,368	63,025,678	(1,663)
Purchase of shares	-	4,730,000	4,730,000	(122)
Exercised options – granting of stock options – Simple and Partners’ options	-	(6,362,312)	(6,362,312)	126
Disposals – stock option plan	-	(3,581,393)	(3,581,393)	136
Treasury shares at 12/31/2012 (1)	2,310	57,809,663	57,811,973	(1,523)
Shares outstanding at 12/31/2012 (2)	2,518,212,730	2,452,005,007	4,970,217,737
Shares outstanding at 12/31/2011	2,518,212,730	2,446,791,302	4,965,004,032

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.
(2)	For better comparability, outstanding shares for the period ending December 31, 2012 were adjusted for the bonus of May 21, 2013.

See the detail below of the the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2013
Cost/market value	Common	Preferred
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value at 12/31/2013	29.45	31.35

	01/01 to 12/31/2012
Cost/market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	8.77	26.35
Market value at 12/31/2012	31.18	33.39

Financial statements 2013	F-92

b) Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

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

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/ 31/2013	12/ 31/2012	12/ 31/2011
Net income – Itaú Unibanco Holding Individual (BR GAAP)	11,661	10,800	11,890
Adjustments:
(-) Legal reserve	(583)	(540)	(595)
Dividend calculation basis	11,078	10,260	11,296
Mandatory dividend – 25%	2,769	2,565	2,824
Dividends and interest on capital – paid/provisioned for	5,095	4,518	4,394

Payments/provision for interest on capital and dividends

	12/31/2013
	Gross	WHT	Net
Paid/prepaid	2,162	(206)	1,956
Dividends – 11 monthly installments of R$ 0.015 per share paid from February to December 2013	786	-	786
Interest on capital – R$ 0.2774 per share paid on August 21, 2013	1,376	(206)	1,170

Declared until 12/31/2013 (recorded in other liabilities)	1,084	(152)	933
Dividends – 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74	-	74
Interest on capital - R$ 0.2036 per share, credited on December 30, 2013 to be paid on February 28, 2014	1,010	(152)	859

Declared after 12/31/2013 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,596	(389)	2,207
Interest on capital – R$ 0.5236 per share.	2,596	(389)	2,207

Total from 01/01 to 12/31/2013 – R$ 1.0340 net per share	5,842	(747)	5,095

Financial statements 2013	F-93

	12/31/2012
	Gross	WHT	Net
Paid/prepaid	1,971	(188)	1,783
Dividends – 02 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends – 09 monthly installments of R$ 0.015 per share paid from April to December 2012	610	-	610
Interest on capital – R$ 0.2774 per share paid on August 15, 2012	1,253	(188)	1,065

Declared until 12/31/2012 (recorded in other liabilities)	1,478	(212)	1,267
Dividends – 1 monthly installment of R$ 0.015 per share paid on 01/02/2013	68	-	68
Interest on capital – R$ 0.3120 per share, credited on December 28, 2012 to be paid until April 30, 2013	1,410	(212)	1,199

Declared after 12/31/2012 (Recorded in Revenue Reserves – Unrealized Profits Reserve)	1,728	(259)	1,468
Interest on capital – R$ 0.3824 per share paid until April 30, 2013	1,728	(259)	1,468

Total from 01/01 to 12/31/2012 – R$ 1.0000 net per share	5,177	(658)	4,518

	12/31/2011
	Gross	WHT	Net
Paid/prepaid	1,820	(183)	1,637
Dividends – 11 monthly installments of R$ 0.012 per share paid from February to December 2011	598	-	598
Interest on capital – R$ 0.2706 per share paid on August 22, 2011	1,222	(183)	1,039

Declared until 12/31/2011 (recorded in other liabilities)	1,387	(200)	1,187
Dividends – 1 monthly installment of R$ 0.012 per share paid on 01/02/2012	54	-	54

Interest on capital – R$ 0.2880 per share, credited on December 29, 2011 to be paid between January 1, 2012 to April 30, 2012	1,300	(195)	1,105
Interest on capital – R$ 0.0072 per share paid between January 1, 2012 to April 30, 2012	33	(5)	28
	-	-	-
Declared after 12/31/2011 (Recorded in Revenue Reserves – Unrealized Profits Reserve)	1,847	(277)	1,570
Interest on capital – R$ 0.4092 per share paid between January 1, 2012 to April 30, 2012	1,847	(277)	1,570

Total de 01/01 a 12/31/2011 – R$ 0.9727 net per share	5,054	(660)	4,394

Financial statements 2013	F-94

c) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d) Appropriated reserves

	12/ 31/2013	12/ 31/2012	12/ 31/2011
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1	1
Revenue reserves	13,183	22,138	23,994
Legal (2)	4,971	4,388	3,848
Statutory	13,615	23,382	18,299
Dividends equalization (3)	3,901	6,291	3,751
Working capital increase (4)	3,003	6,274	5,257
Increase in capital of investees (5)	6,711	10,817	9,291
Corporate reorganizations (Note 3c)	(7,999)	(7,360)	-
Unrealized profits (6)	2,596	1,728	1,847
Total reserves at parent company	13,468	22,423	24,279

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

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

Financial statements 2013	F-95

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

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDECARD S.A by Itaú Unibanco Holding S.A, with the exchange of RDCD3 to ITUB4 shares with no significant financial impacts.

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

Financial statements 2013	F-96

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2013 – R$ 34.66 per share (R$ 36.00 per share at December 31, 2012).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 15 at December 31, 2013 (R$ 50 at December 31, 2012).

Summary of changes in the plan

	Simple options			Partner options
		Weighted	Weighted		Weighted
		average	average		average
		Exercise	Market		Market
	Quantity	price	value	Quantity	value	Total
Balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Options:
Granted (1)	509,336	28.90		5,196,008		5,705,344
Canceled/Forfeited (2)	(2,497,725)	39.41		(594,097)		(3,091,822)
Exercised	(3,794,406)	28.25	33.44	(3,622,609)	31.02	(7,417,015)
Balance at 12/31/2013	59,378,951	36.13		16,683,473		76,062,424
Options exercisable at the end of the period	29,758,904	33.46		-		29,758,904
Options outstanding not exercisable	29,620,047	39.88		16,683,473		46,303,520
Range of exercise prices
Granting 2006-2009		27.78 - 46.66
Granting 2010-2012		28.90 - 45.13
Weighted average of the remaining contractual life (in years)	3.57			2.05

(1) It refers to the conversion of the REDECARD Plan.

(2) Refers to non-exercise due to the beneficiary’s option.

Financial statements 2013	F-97

Summary of changes in the plan

	Simple options			Partner options
		Weighted	Weighted		Weighted
		average	average		average
		Exercise	Market		Market
	Quantity	price	value	Quantity	value	Total
Balance at 12/31/2011	63,109,028	32.33		13,720,596		76,829,624
Options exercisable at the end of the period	18,377,843	28.69		95,278		18,473,121
Options outstanding not exercisable	44,731,185	33.83		13,625,318		58,356,503
Options:
Granted	11,444,572	31.25		3,675,461		15,120,033
Canceled/Forfeited (*)	(4,206,794)	38.32		(514,633)		(4,721,427)
Exercised	(5,185,060)	24.35	32.61	(1,177,253)	31.63	(6,362,313)
Balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Range of exercise prices
Granting 2005-2009		18.43 - 44.05
Granting 2010-2012		31.23 - 42.75
Weighted average of the remaining contractual life (in years)	3.49			2.13

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2012	3,076,764
Instruments:
New SBI's	485,239
Converted into shares	(1,575,301)
Canceled	(1,442)
Balance at 12/31/2013	1,985,260
Weighted average of the remaining contractual life (in years)	0.62

Quantity
Balance at 12/31/2011	2,672,933
Instruments:
New SBI's	1,547,158
Converted into shares	(1,077,588)
Canceled	(65,739)
Balance at 12/31/2012	3,076,764
Weighted average of the remaining contractual life (in years)	0.73

Financial statements 2013	F-98

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

			Exercise	Price of the
Granting		Vesting	period	underlying		Expected	Risk-free	Expected
No.	Date	period	until	asset	Fair value	dividends	interest rate	volatility
Partner options (*)
18th	02/27/2013	02/27/2016	-	34.66	28.87	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	27.25	2.91%	-	-

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

The effect of Income for the period from January 1 to December 31, 2013 was R$ (188) (R$ (177) from January 1 to December 31, 2012 and R$ (163) from January 1 to December 31, 2011) as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the stockholders’ equity, the effect was as follows:

	12/31/2013	12/31/2012	12/31/2011
Amount received for the sale of shares – exercised options	215	209	353
(-) Cost of treasury shares sold	(331)	(262)	(268)
Effect of sale (*)	(116)	(53)	85

(*) Recorded in Additional paid-in capital

Financial statements 2013	F-99

Note 23 – Interest and similar income and expense and net gain (loss) from investment securities and derivatives

a) Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Central Bank compulsory deposits	4,314	5,334	9,182
Interbank deposits	583	1,042	890
Securities purchased under agreements to resell	12,630	10,096	9,961
Financial assets held for trading	10,860	13,324	14,676
Available-for-sale financial assets	5,067	3,771	2,888
Held-to-maturity financial assets	486	471	360
Loan and lease operations	59,546	61,139	58,492
Other financial assets	641	1,187	903
Total	94,127	96,364	97,352

b) Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Deposits	(9,802)	(10,544)	(12,186)
Securities sold under repurchase agreements	(16,865)	(17,539)	(22,133)
Interbank market debt	(6,245)	(5,747)	(5,536)
Institutional market debt	(9,971)	(7,693)	(10,505)
Financial expense from technical reserves for insurance and private pension	(3,436)	(6,513)	(5,239)
Other	(42)	(31)	-
Total	(46,361)	(48,067)	(55,599)

c) Net gain (loss) from investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
	Gains/	Gains/	Gains/
	(Losses)	(Losses)	(Losses)
Financial assets held for trading	(2,736)	3,159	348
Derivatives (*)	(2,517)	(2,458)	351
Financial assets designated at fair value through profit or loss	15	17	20
Available-for-sale financial assets	(839)	705	444
Finacial liabilities held for trading	153	40	88
Total	(5,924)	1,463	1,251

(*) Includes the ineffective derivatives portion related to hedge accounting.

Financial statements 2013	F-100

During the periods ended December 31, 2013, December 31, 2012 and December 31, 2011 ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the periods ended December 31, 2013, ITAÚ UNIBANCO HOLDING has recognized impairment losses in the amount of R$3 on available-for-sale financial assets, during the period ended December 31, 2012 and December 31, 2011 ITAÚ UNIBANCO HOLDING did not recognized impairment losses.

Note 24 – Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Current account services	6,450	5,272	5,445
Asset management fees	2,501	2,159	2,745
Collection commissions	1,213	1,176	1,047
Fees from credit card services	9,701	7,888	7,446
Fees for guarantees issued and credit lines	1,240	1,135	1,393
Brokerage commission	337	243	361
Other	1,270	1,071	973
Total	22,712	18,944	19,410

Note 25 – Other income

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures (*)	131	1,684	271
Recovery of expenses	110	121	184
Reversal of provisions	119	234	366
Program for Cash or Installment Payment of Federal Taxes (Note 32e)	624	-	-
Other	411	243	337
Total	1,395	2,282	1,158

(*) Basically composed of the result of the full disposal of investment in Serasa S.A. in the amount of R$1,542 from 01/01 to 12/31/2012.

Financial statements 2013	F-101

Note 26 – General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Personnel expenses	(15,860)	(14,332)	(13,373)
Compensation	(6,503)	(5,961)	(5,910)
Payroll taxes	(2,181)	(2,109)	(2,036)
Welfare benefits	(1,983)	(1,845)	(1,479)
Retirement plans and post-employment benefits (Note 29)	7	760	82
Defined benefit	(37)	(125)	(192)
Defined contribution	44	885	274
Stock option plan (Note 22d)	(188)	(177)	(163)
Training	(185)	(242)	(259)
Employee profit sharing	(2,850)	(2,560)	(2,316)
Dismissals	(327)	(462)	(398)
Provision for labor claims (Note 32)	(1,650)	(1,736)	(894)
Administrative expenses	(13,257)	(12,665)	(12,490)
Data processing and telecommunications	(3,700)	(3,523)	(3,450)
Third-party services	(3,215)	(3,255)	(3,014)
Installations	(964)	(962)	(1,135)
Advertising, promotions and publications	(1,361)	(942)	(981)
Rent	(1,100)	(974)	(916)
Transportation	(454)	(500)	(583)
Materials	(356)	(386)	(460)
Financial services	(496)	(512)	(438)
Security	(549)	(511)	(482)
Utilities	(248)	(290)	(295)
Travel	(194)	(188)	(189)
Other	(620)	(622)	(547)
Depreciation	(1,522)	(1,346)	(1,184)
Amortization	(808)	(844)	(984)
Insurance acquisition expenses	(1,147)	(1,253)	(1,268)
Other expenses	(7,320)	(7,640)	(6,375)
Expenses related to credit cards	(1,874)	(2,108)	(1,796)
Reimbursement related to acquisitions	38	(51)	(148)
Losses with third-party frauds	(566)	(734)	(753)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures (*)	(132)	(458)	(139)
Provision for civil lawsuits (Note 32)	(2,274)	(2,329)	(1,616)
Provision for tax and social security lawsuits	(1,311)	(1,004)	(1,038)
Refund of interbank costs	(227)	(215)	(195)
Other	(974)	(741)	(690)
Total	(39,914)	(38,080)	(35,674)

(*) From 01/01 to 12/31/2012 basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

Financial statements 2013	F-102

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a) Composition of income tax and social contribution expenses

I. Demonstration of Income tax and social contribution expense:

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Income before income tax and social contribution	20,865	17,416	18,251
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(8,346)	(6,966)	(7,300)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	243	68	45
Foreign exchange variation on assets and liabilities abroad	1,054	447	916
Interest on capital	1,619	1,789	1,662
Corporate reorganizations (Note 3c)	639	-	-
Dividends, interest on external debt bonds and tax incentives	172	188	269
Other nondeductible expenses net of non taxable income	276	249	767
Total income tax and social contribution	(4,343)	(4,225)	(3,641)

b) Deferred taxes

I. The deferred tax asset balance and respective changes are as follows:

			Effect of
			change in
		Realization/	consolida-
	12/31/2012	reversal	tion (1)	Increase	12/31/2013
Reflected in income	31,060	(11,076)	1,062	13,997	35,043
Allowance for loan and lease losses	16,275	(4,438)	479	5,580	17,896
Related to income tax and social contribution tax carryforwards	3,955	(1,336)	59	3,459	6,137
Provision for contingent liabilities	3,487	(1,421)	167	1,740	3,973
Civil lawsuits	1,422	(516)	43	757	1,706
Labor claims	1,224	(565)	80	661	1,400
Tax and social security	822	(339)	44	322	849
Other	19	(1)	-	-	18
Goodwill on purchase of investments	2,761	(1,657)	31	380	1,515
Legal liabilities – tax and social security	1,645	(665)	215	284	1,479
Adjustments of operations carried out in futures settlement market	8	(13)	-	658	653

Financial statements 2013	F-103

			Effect of
			change in
		Realization/	consolida-
	12/31/2012	reversal	tion (1)	Increase	12/31/2013

Adjustment to market value of derivative financial instruments	229	(229)	-	439	439
Provision related to health insurance operations	254	-	-	8	262
Other	2,446	(1,317)	111	1,449	2,689

Reflected in stockholders’ equity	3,943	(638)	1	1,196	4,502
Corporate reorganizations (Note 3c)	3,791	(638)	-	-	3,153
Adjustment to market value of available-for-sale securities	152	-	-	1,088	1,240
Other	-	-	1	108	109

Total (2)	35,003	(11,714)	1,063	15,193	39,545

(1) Effect of change in consolidation criteria (Note 2.4a I).

(2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 (R$ 28,381 at December 31, 2012) and R$ 328 ( R$ 3,038 at December 31, 2012).

		Realization/
	12/31/2011	reversal	Increase	12/31/2012
Reflected in income	28,466	(11,438)	14,032	31,060
Related to income tax and social contribution tax carryforwards	4,188	(1,480)	1,247	3,955
Allowance for loan and lease losses	12,889	(4,837)	8,223	16,275
Adjustment to market value of derivative financial instruments	302	(302)	229	229
Goodwill on purchase of investments	4,261	(1,923)	423	2,761
Legal liabilities – tax and social security	1,417	(4)	232	1,645
Provision for contingent liabilities	2,766	(1,585)	2,306	3,487
Civil lawsuits	1,185	(633)	870	1,422
Labor claims	984	(844)	1,084	1,224
Tax and social security	577	(107)	352	822
Other	20	(1)	-	19
Adjustments of operations carried out in futures settlement market	11	(4)	1	8
Provision related to health insurance operations	249	-	5	254
Other	2,383	(1,303)	1,366	2,446

Reflected in stockholders’ equity	344	(192)	3,791	3,943
Corporate reorganizations (Note 3c)	-	-	3,791	3,791
Adjustment to market value of available-for-sale securities	344	(192)	-	152
Total	28,810	(11,630)	17,823	35,003

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038.

Financial statements 2013	F-104

II. The provision for deferred tax liability balance and respective changes are as follows:

		Realization/
	12/31/2012	reversal	Increase (1)	12/31/2013
Reflected in income	7,812	(2,959)	2,674	7,527
Depreciation in excess – finance lease	5,453	(2,527)	1,239	4,165
Restatement of escrow deposits and contingent liabilities	911	(130)	200	981
Pension plans	355	-	-	355
Adjustments of operations carried out in futures settlement market	117	-	275	392
Adjustments to market value of securities and derivative financial instruments	234	(234)	157	157
Taxation of results abroad – capital gains	167	-	100	267
Other	575	(68)	703	1,210

Reflected in stockholders’ equity accounts	1,848	(1,473)	85	460
Adjustment to market value of available-for-sale securities	1,288	(1,224)	-	64
Provision for pension plan benefits (2)	560	(249)	-	311
Other	-	-	85	85
Total (3)	9,660	(4,432)	2,759	7,987

(1)	Effect of change in consolidation criteria (Note 2.4a I) in the amount of R$ 2, refering to restatement of escrow deposits and contingent liabilities.
(2)	On March 31, 2013 was reclassified to stockholders’ equity, pursuant to IAS 19 (R1).
(3)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 (R$ 28,381 at December 31, 2012) and R$ 328 (R$ 3,038 at December 31, 2012).

		Realization/
	12/31/2011	reversal	Increase	12/31/2012
Reflected in income	9,885	(3,385)	1,872	8,372
Depreciation in excess – finance lease	7,560	(2,785)	678	5,452
Taxation of results abroad – capital gains	78	-	89	167
Adjustments of operations carried out in futures settlement market	83	(2)	35	117
Adjustments to market value of securities and derivative financial instruments	175	(175)	234	234
Restatement of escrow deposits and contingent liabilities	806	(225)	330	911
Pension plans	594	-	321	915
Other	589	(199)	185	575
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	789	1,288
Total (*)	10,384	(3,385)	2,660	9,660

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038.

Financial statements 2013	F-105

III. The estimate of realization and present value of deferred tax assets and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets

			Tax loss/social
	Tempo-		contribution				Deferred		Net
	rary dif-		loss				tax		deferred
	ferences	%	carryforwards	%	Total	%	liabilities	%	taxes	%

2014	11,537	34%	929	15%	12,466	32%	(3,576)	45%	8,890	28%
2015	5,881	17%	1,849	30%	7,730	20%	(1,854)	23%	5,876	19%
2016	5,243	16%	1,650	27%	6,893	17%	(1,047)	13%	5,846	18%
2017	2,637	8%	1,687	28%	4,324	11%	(305)	4%	4,019	13%
2018	3,220	10%	12	0%	3,232	8%	(252)	3%	2,980	9%
After 2018	4,890	15%	10	0%	4,900	12%	(953)	12%	3,947	13%
Total	33,408	100%	6,137	100%	39,545	100%	(7,987)	100%	31,558	100%
Present value (*)	29,108		5,496		34,604		(7,185)		27,419

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

At 12/31/2013 and 12/31/2012 there are no deferred tax assets and liabilities which have not been recognized.

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

Financial statements 2013	F-106

Net income attributable to owners of the parent	01/01 to	01/01 to	01/01 to
company – basic earnings per share	12/31/2013	12/31/2012	12/31/2011
Net income	16,424	12,634	13,837
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(54)	(54)	(54)
Subtotal	16,370	12,580	13,783
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(55)	(55)	(55)
Subtotal	16,315	12,525	13,728

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	8,274	6,347	6,939
To preferred equity owners	8,041	6,178	6,789

Total net income available to common equity owners	8,329	6,402	6,994
Total net income available to preferred equity owners	8,095	6,232	6,843

Weighted average number of shares outstanding (Note 21a)
Common shares	2,518,212,730	2,518,212,730	2,518,212,703
Preferred shares	2,447,467,073	2,451,543,058	2,464,029,213

Earnings per share – basic – R$
Common shares	3.31	2.54	2.78
Preferred shares	3.31	2.54	2.78

Financial statements 2013	F-107

Net income attributable to owners of the parent	01/01 to	01/01 to	01/01 to
company – diluted earnings per share	12/31/2013	12/31/2012	12/31/2011
Total net income available to preferred equity owners	8,095	6,232	6,843
Dividend on preferred shares after dilution effects	29	19	21
Net income available to preferred equity owners considering preferred shares after the dilution effect	8,124	6,251	6,864

Total net income available to ordinary equity owners	8,329	6,402	6,994
Dividend on preferred shares after dilution effects	(29)	(19)	(21)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	8,300	6,383	6,973

Adjusted weighted average of shares (note 21a)
Common shares	2,518,212,730	2,518,212,730	2,518,212,703
Preferred shares	2,464,967,419	2,466,079,564	2,479,134,050
Preferred shares	2,447,467,073	2,451,543,058	2,464,029,213
Incremental shares from stock options granted under our Stock Option Plan	17,500,346	14,536,506	15,104,837

Earnings per share – diluted – R$
Common shares	3.30	2.53	2.77
Preferred shares	3.30	2.53	2.77

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 13,230,933 preferred shares at 12/31/2013, 12,448,179 preferred shares at 12/31/2012 and 8,688,900 preferred shares at 12/31/2011.

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted. The effects from adopting IAS 19 (R1), when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of December 31, 2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan’s regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29d.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Financial statements 2013	F-108

a) Description of the plans

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan

Fundação Itaubanco – Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan – PBF (1)
002 benefit plan – PB002 (1)
Itaulam basic plan – PBI (1)
Itaulam Supplementary Plan – PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla – Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3)
UBB-PREV – Previdência Complementar	UBB PREV Defined Benefit Plan (1) (4)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

1.	Defined benefit plan;
2.	Variable contribution plan;
3.	Defined contribution plan;
4.	Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplem Social Security (PREVIC) on December 28, 2012.

b) Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Financial statements 2013	F-109

c) Defined benefit plans

I. Main assumptions used in actuarial valuation of retirement plans

	12/31/2013	12/31/2012	12/31/2011
Discount rate (1)	9.72% a.a.	8.16% a.a.	9.72% a.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

1.	The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.
2.

The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

3.	The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.
4.	Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

II. Risk Exposure

Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets

The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk

Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

Financial statements 2013	F-110

III. Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types							2014
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011	Target
Fixed income securities	11,251	13,736	10,341	89.92%	91.14%	87.84%	53% to 100%
Variable income securities	709	763	1,051	5.67%	5.06%	8.93%	0% to 20%
Structured investments	18	16	14	0.14%	0.11%	0.12%	0% to 10%
Foreign Investments	-	-	-	0.00%	0.00%	0.00%	0% to 5%
Real estate	508	532	344	4.06%	3.53%	2.92%	0% to 7%
Loans to participants	26	25	23	0.21%	0.17%	0.20%	0% to 5%
Total	12,512	15,072	11,773	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 596 (R$ 589 at 12/31/2012 and R$ 531 at 12/31/2011), and real estate rented to Group companies, with a fair value of R$ 474 (R$ 498 at 12/31/2012 and R$ 298 at 12/31/2011).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

Financial statements 2013	F-111

IV. Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
1 – Net assets of the plans	12,512	15,072	11,773
2 – Actuarial liabilities	(11,577)	(12,906)	(10,413)
3 – Surplus (1-2)	935	2,166	1,360
4 – Asset ceiling (*)	(1,293)	(2,137)	(1,263)
5 – Net amount recognized in the balance sheet (3-4)	(358)	29	97
Amount recognized in assets (Note 20a)	222	487	342
Amount recognized in liabilities (Note 20b)	(580)	(458)	(245)

(*)	Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

V. Change in the net amount recognized in the balance sheet:

	12/31/2013
	Plan net	Defined benefit		Asset	Recognized
	assets	obligation	Surplus	ceiling	amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest (1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements (3) (4)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

	12/31/2012
	Plan net	Defined benefit		Asset	Recognized
	assets	obligation	Surplus	ceiling	amount
Value beginning of the period	11,773	(10,413)	1,360	(1,263)	97
Cost of current service	-	(85)	(85)	-	(85)
Net interest (1) (2) (5)	1,118	(985)	133	(122)	11
Benefits paid	(671)	671	-	-	-
Contributions of sponsors	57	-	57	-	57
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(874)	(874)
Remeasurements (3) (4) (5)	2,780	(2,094)	686	122	808
Value end of the period	15,072	(12,906)	2,166	(2,137)	29

Financial statements 2013	F-112

	12/31/2011
	Plan net	Defined benefit		Asset	Recognized
	assets	obligation	Surplus	ceiling	amount
Value beginning of the period	11,168	(9,815)	1,353	(1,109)	244
Cost of current service	-	(92)	(92)	-	(92)
Net interest (1) (2) (5)	1,059	(931)	128	(108)	20
Benefits paid	(600)	600	-	-	-
Contributions of sponsors	42	-	42	-	42
Contributions of participants	9	-	9	-	9
Effects on asset ceiling	-	-	-	(154)	(154)
Remeasurements (3) (4) (5)	95	(175)	(80)	108	28
Value end of the period	11,773	(10,413)	1,360	(1,263)	97

(1)	Corresponds to the amount calculated on 01/01/2013 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 8.16% p.a.
(2)	In 01/01/2012 and 01/01/2011 we used a discount rate of 9.72%.
(3)	Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate. Remeasurements recorded in defined benefit obligation basically correspond to effects due to changes in assumption discount rate from 8,16% to 9,72% in 2013 (from 9,72% to 8,16% in 2012).
(4)	The actual return on assets amounted to R$ (1,905) (R$ 3,898 at 12/31/2012 and R$ 1.154 at 12/31/2011).
(5)	It corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012 and December 31, 2011.

VI. Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI)

	Income			Stockholders’ equity (OCI)			Income
	01/01 to	01/01 to	01/01 to				01/01 to	01/01 to
	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2012 (2)	12/31/2011(2)
Cost of current service	(103)	(85)	(92)	-	-	-	(85)	(91)
Net interest	2	11	20	-	-	-	317	412
Effects on asset ceiling	-	-	-	1,036	(874)	(154)	(874)	(154)
Remeasurements	-	-	-	(1,390)	823	37	517	(359)
Total amounts recognized	(101)	(74)	(72)	(354)	(51)	(117)	(125)	(192)

(1)	Corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012, and December 31, 2011, due to immateriality.
(2)	In conformity with IAS 19, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

During the period, the contributions made totaled R$ 68 (R$ 57 from 01/01 to 12/31/2012 and R$ 42 from 01/01 to 12/31/2011). The contribution rate increases based on the beneficiary’s salary.

In 2014, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 57.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2014	763
2015	795
2016	818
2017	842
2018	866
2019 to 2023	4,727

Financial statements 2013	F-113

VII. Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would
	Effect on actuarial		be recognized
	liability		in Stockholders’ Equity (*)
		Percentage on
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	672	5.82%	(392)
- Increase by 0.5%	(609)	(5.57)%	316

(*)	Net of effects of asset ceiling

d) Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants’ accounts, according to the rules of the respective benefit plan regulation.

I. Change in the net amount recognized in the Balance sheet:

	12/31/2013			12/31/2012			12/31/2011
	Pension	Asset	Recognized	Pension	Asset	Recognized	Pension	Asset	Recognized
	plan fund	ceiling	amount	plan fund	ceiling	amount	plan fund	ceiling	amount
Amount – beginning of the period	2,646	(318)	2,328	1,756	(313)	1,443	1,750	(581)	1,169
Net interest (1)	206	(26)	180	167	(30)	137	159	(56)	103
Contribution	(136)	-	(136)	(146)	-	(146)	(144)	-	(144)
Effects on asset ceiling	-	43	43	-	(5)	(5)	-	268	268
Remeasurements (1)	(355)	26	(329)	869	30	899	(9)	56	47
Amount – end of the period (Note 20a)	2,361	(275)	2,086	2,646	(318)	2,328	1,756	(313)	1,443

(1)	It corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012 and December 31,2011.

Financial statements 2013	F-114

II. Total amounts recognized in income for the period and Stockholders’ Equity – Other Comprehensive Income (OCI):

	Income			Stockholders’ equity (OCI)			Income
	01/01 to	01/01 to	01/01 to				01/01 to	01/01 to
	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2012(2)	12/31/2011(2)
Contribution	(130)	(146)	(144)	-	-	-	(146)	(144)
Net interest	180	137	103	-	-	-	-	-
Remeasurements	-	-	-	(329)	899	47	1,036	150
Effects on asset ceiling	-	-	-	43	(5)	268	(5)	268
Total amount recognized	44	(9)	(41)	(286)	894	315	885	274

(1)	It corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012 and December 31, 2011, due to immateriality.
(2)	In conformity with IAS 19, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 183 (R$ 196 from 01/01 at 12/31/2012 and R$ 193 from 01/01 at 12/31/2011), of which R$ 136 (R$ 146 from 01/01 at 12/31/2012 and R$ 144 from 01/01 at 12/31/2011) were pension funds.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I. Change in the net amount recognized in the balance sheet:

	12/31/2013	12/31/2012	12/31/2011
At the beginning of the period	(148)	(120)	(105)
Interest cost	(12)	(11)	(10)
Benefits paid	7	6	6
Remeasurements	7	(23)	(11)
At the end of the period (Note 20b)	(146)	(148)	(120)

Financial statements 2013	F-115

II. Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI):

	Income			Stockholders’ equity (OCI)			Income
	01/01 to	01/01 to	01/01 to				01/01 to	01/01 to
	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2013	12/31/2012(1)	12/31/2011(1)	12/31/2012(2)	12/31/2011(2)
Net interest	(12)	(11)	(10)	-	-	-	(11)	(10)
Benefits paid	7	6	6	-	-	-	6	6
Remeasurements	-	-	-	7	(23)	(11)	(23)	(11)
Total recognized amounts	(5)	(5)	(4)	7	(23)	(11)	(28)	(15)

(1)	Corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012 and December 31, 2011, due to immateriality.
(2)	In conformity with IAS 19, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2014	7
2015	8
2016	9
2017	9
2018	10
2019 to 2023	59

III. Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (note 29c I), an 9.72% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1.0% increase	1.0% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	19	(16)

Note 30 – Insurance contracts

a) Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

Financial statements 2013	F-116

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

Financial statements 2013	F-117

b) Main products

I. Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client’s assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder’s loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.
•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio %		Sales ratio %
	01/01 to	01/01 to	01/01 to	01/01 to
Main Insurance Lines	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.5	87.7	1.4	1.5
Commercial multiple peril	54.8	43.7	14.6	15.7
Group life	49.5	44.6	11.6	10.8
Credit life	16.7	21.4	20.6	23.1
Extended warranty - assets	17.1	17.9	63.9	65.1
Specified and all risks	41.3	85.6	2.5	4.5
Group accident insurance	7.1	7.9	35.8	37.8

II. Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL – Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.
•	VGBL – Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.
•	FGB – Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management’s discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

Financial statements 2013	F-118

III. Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions						Retained premiums
	direct issued			Reinsurance			and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
VGBL	13,675	15,890	10,010	-	-	-	13,675	15,890	10,010
PGBL	1,532	1,554	1,424	-	-	(1)	1,532	1,554	1,423
Group life	1,392	1,299	1,165	(25)	(41)	(24)	1,367	1,258	1,141
Warranty extension – assets	1,293	1,368	1,365	-	-	-	1,293	1,368	1,365
Credit life	726	460	461	-	(2)	-	726	458	461
Group accident insurance	698	642	661	(2)	-	(1)	696	642	660
Specified and all risks	606	479	480	(487)	(361)	(384)	119	118	96
Petroleum risks	471	282	257	(408)	(237)	(220)	63	45	37
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	366	404	308	-	-	-	366	404	308
Multiple risks	231	221	207	(69)	(54)	(36)	162	167	171
Commercial multiple peril	199	204	176	(45)	(49)	(38)	154	155	138
Traditional	180	278	369	-	-	-	180	278	369
Individual accident	155	104	108	(3)	(2)	-	152	102	108
Serious or terminal diseases	139	130	111	(1)	-	-	138	130	111
Engineering risks	120	104	72	(104)	(88)	(64)	16	16	8
Individual life	16	18	20	-	-	-	16	18	20
Other lines	1,528	1,311	985	(379)	(332)	(242)	1,149	979	743
Total	23,327	24,748	18,179	(1,523)	(1,166)	(1,010)	21,804	23,582	17,169

Financial statements 2013	F-119

c) Technical reserves for insurance and private pension

The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I. Insurance and private pension:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).
•	Provision for unsettled claims – it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.
•	Provision for claims incurred and not reported – IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.
•	Mathematical provisions for benefits to be granted – it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.
•	Mathematical provisions for granted benefits – it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.
•	Reserve for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.
•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.
•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.
•	Provision for related expenses – It is recognized for the coverage of expected amounts related to expenses with claims and benefits.

II. Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

Financial statements 2013	F-120

II.I – Change in technical provisions

	12/31/2013				12/31/2012
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	9,120	23,729	57,469	90,318	7,609	20,893	42,402	70,904
(+) Additions arising from premiums/contribution	7,810	1,849	13,585	23,244	6,940	1,893	15,710	24,543
(-) Deferral of risk	(7,226)	(147)	-	(7,373)	(6,576)	-	-	(6,576)
(-) Payment of claims/ benefits	(2,341)	(141)	(13)	(2,495)	(2,126)	(92)	(6)	(2,224)
(+) Reported claims	2,523	-	-	2,523	3,073	-	-	3,073
(-) Redemptions	(2)	(1,129)	(9,479)	(10,610)	(4)	(985)	(5,213)	(6,202)
(+/-) Net portability	-	(20)	(152)	(172)	-	161	57	218
(+) Adjustment of reserves and financial surplus	3	1,103	2,103	3,209	3	1,891	4,440	6,334
(+/-) Other (recognition/ reversal)	388	8	(17)	379	201	(32)	79	248
Reserves for insurance and private pension	10,275	25,252	63,496	99,023	9,120	23,729	57,469	90,318

II.II – Technical provisions balances

	Insurance		Private pension		Total
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Unearned premiums	5,274	4,693	10	6	5,284	4,699
Mathematical reserve for benefits to be granted and benefits granted	19	19	87,239	79,733	87,258	79,752
Redemptions and Other Unsettled Amounts	20	18	139	55	159	72
Financial surplus	1	1	490	514	491	515
Unsettled claims (1)	3,631	3,049	19	87	3,650	3,136
IBNR	799	821	12	12	811	833
Administrative and Related Expenses	188	182	46	40	234	223
Other	343	336	793	751	1,136	1,087
Total (2)	10,275	9,120	88,748	81,198	99,023	90,318

(1)	The provision for unsettled claims and IBNR is detailed in Note 30e.
(2)	This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

Financial statements 2013	F-121

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/13	2,231
Increase	15
Amortization	(37)
Impairment	(4)
Balance at 12/31/13	2,205
Balance to be amortized in up to 12 months	983
Balance to be amortized after 12 months	1,222

Balance at 01/01/12	2,064
Increase	207
Amortization	(40)
Balance at 12/31/12	2,231
Balance to be amortized in up to 12 months	1,412
Balance to be amortized after 12 months	819

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

I. Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (*)	3,631
(-) DPVAT operations	168
(-) IBNER ((claims incurred but not sufficiently reported)	254
(-) Retrocession and other estimates	31
Liability claims presented in the development table (Ia + Ib)	3,178

(*)	Provision for unsettled claims stated in Note 30c III of 12/31/2013.

Financial statements 2013	F-122

Ia. Administratives claims – gross of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	1,383	1,853	1,502	2,298	2,611	-
After 1 year	1,378	2,025	1,648	2,220	-	-
After 2 years	1,374	2,006	1,564	-	-	-
After 3 years	1,352	2,091	-	-	-	-
After 4 years	1,350	-	-	-	-	-

Current estimate	1,350	2,091	1,564	2,220	2,611	-
Accumulated payments through base date	1,312	1,927	1,411	1,454	1,259	7,363
Liabilities recognized in the balance sheet	38	164	153	766	1,352	2,474
Liabilities in relation to years prior to 2009	-	-	-	-	-	188
Total administratives claims included in balance sheet						2,662

Ib. Judicial claims – gross of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	61	28	31	55	29	-
After 1 year	74	43	64	64	-	-
After 2 years	78	59	74	-	-	-
After 3 years	111	68	-	-	-	-
After 4 years	121	-	-	-	-	-

Current estimate	121	68	74	64	29	-
Accumulated payments through base date	63	34	36	39	18	190
Liabilities recognized in the balance sheet	58	34	38	25	11	165
Liabilities in relation to years prior to 2009	-	-	-	-	-	351
Total judicial claims included in balance sheet						516

II. Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (1)	3,631
(-) DPVAT operations	168
(-) IBNER	254
(-) Reinsurance (2)	2,369
(-) Retrocession and other estimates	31
Liability claims presented in the development table (IIa + IIb)	809

(1)	Provision refers to provision for unsettled claims stated in Note 30c III of 12/31/2013.
(2)	Reinsurance operations stated in Note 30I III of 12/31/2013.

Financial statements 2013	F-123

IIa. Administratives claims – net of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	1,095	1,156	1,146	1,333	1,494	-
After 1 year	1,087	1,118	1,172	1,330	-	-
After 2 years	1,084	1,127	1,170	-	-	-
After 3 years	1,077	1,123	-	-	-	-
After 4 years	1,076	-	-	-	-	-

Current estimate	1,076	1,123	1,170	1,330	1,494	-
Accumulated payments through base date	1,063	1,107	1,138	1,253	1,147	5,708
Liabilities recognized in the balance sheet	13	16	32	77	347	486
Liabilities in relation to years prior to 2009	-	-	-	-	-	22
Total administratives claims included in balance sheet						508

IIb. Judicial claims – net of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	56	27	31	53	29	-
After 1 year	68	41	59	61	-	-
After 2 years	73	56	69	-	-	-
After 3 years	83	63	-	-	-	-
After 4 years	91	-	-	-	-	-

Current estimate	91	63	69	61	29	-
Accumulated payments through base date	62	34	37	40	18	192
Liabilities recognized in the balance sheet	29	29	32	21	11	122
Liabilities in relation to years prior to 2009	-	-	-	-	-	179
Total judicial claims included in balance sheet						301

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

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Additionally, it is important to emphasize that ITAU UNIBANCO HOLDING recognizes a provision for claims incurred by not enough reported (IBNER) with the purpose of covering the expected adjustment amount for claims (not on an individual basis) at the moment of recognizing the Provision for Unsettled Claims, particularly in lawsuits, in which the development of claims is very slow.

Financial statements 2013	F-124

f) Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow.

The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.
b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.
c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.
d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.
e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

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

Financial statements 2013	F-125

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

Sensitivity analysis were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (Liability Adequacy Test) sensitivity analysis were as follows:

	12/31/2013		12/31/2012
	Impact on the result of LAT		Impact on the result of LAT
	Gross of	Net of	Gross of	Net of
Sensitivity analysis	reinsurance	reinsurance	reinsurance	reinsurance
5% increase in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

0.1% increase in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
0.1% decrease in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

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

Financial statements 2013	F-126

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 12/31/2013			01/01 to 12/31/2012			01/01 a 31/12/2011
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Extended warranty	1,293	1,293	100.0	1,368	1,368	100.0	1,365	1,365	100.0
Credit life	726	726	100.0	460	458	99.6	461	461	100.0
Mandatory personal injury caused by motor vehicle (DPVAT)	366	366	100.0	404	404	100.0	308	308	100.0

Individuals
Group life	1,392	1,367	98.2	1,299	1,258	96.8	1,165	1,141	97.9
Group accident insurance	698	696	99.7	642	642	100.0	661	660	99.8
Individual accident	155	152	98.1	104	102	98.1	109	108	99.1
Individual life	16	16	100.0	18	18	100.0	20	19	95.0

Large risks
Specified and operational risks	606	119	19.6	479	118	24.6	480	96	20.0
Petroleum risks	471	63	13.4	282	45	16.0	257	37	14.4
Engineering	120	16	13.3	104	16	15.4	72	8	11.1

I) Underwriting risk management structure

•	Centralized control over underwriting risk

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

j) Duties and responsibilities

I. Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.
•	Control and evaluation of changes in the policies of insurance and private pension.
•	Monitoring the performance of the insurance and private pension portfolios.

Financial statements 2013	F-127

•	Construction of underwriting risk models.
•	Risk assessment of insurance and private pension products when created and on an ongoing basis.
•	Establishment and publication of the underwriting risk management structure.
•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II. Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.
•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.
•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III. Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.
•	Guarantee the quality of the information used in probability of loss models and claim losses.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV. Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V. Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.
•	Develop strategic indicators, informing about possible gaps to higher levels.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.
•	Monitor the risks incurred by business units exposed to underwriting risk.
•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

Financial statements 2013	F-128

VI. Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII. Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.
•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII. Internal audit

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

k) Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures (Note 36 – Market risk):

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01 – Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (MtM – Mark to Market).

Financial statements 2013	F-129

	12/31/2013		12/31/2012
Class	Account balance	DV01	Account balance	DV01
Government securities
NTN-C	4,114	(3.47)	3,254	(3.53)
NTN-B	1,719	(1.92)	1,821	(2.20)
NTN-F	7	-	7	-
LTN	-	-	168	(0.00)

DI Future	-	-	1	-

Private securities
Indexed to IGPM	14	(0.00)	26	(0.00)
Indexed to IPCA	309	(0.22)	289	(0.22)
Indexed to PRE	14	(0.00)	67	(0.01)
Shares	39	0.39	523	5.23
Floating assets	7,301	-	5,660	-
Under agreements to resell	7,567	-	4,574	-

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

Liabilities	12/31/2013		12/31/2012
Insurance operations	Amount	DU (1)	Amount	DU (1)
Unearned premiums (2)	2,011	18.0	1,746	17.3
IBNR, PDR e PSL (3)	1,540	17.1	1,409	17.6
Other provisions	344	118.2	253	182.1
Subtotal	3,895		3,408
Pension plan, VGBL and individual life operations
Related expenses	46	95.6	40	126.2
Unearned premiums (2)	11	-	8
Unsettled claims	21	-	90
IBNR	13	9.8	13
Redemptions and Other Unsettled Amounts	158	-	71
Mathematical reserve for benefits granted	1,152	95.7	1,066	126.5
Mathematical reserve for benefits to be granted – PGBL/VGBL	82,279	133.2	75,055	132.8
Mathematical reserve for benefits to be granted – traditional	3,825	175.9	3,630	179.4
Other provisions	792	175.6	914	179.4
Financial surplus	492	175.6	515	179.4
Subtotal	88,789		81,403
Total technical reserves	92,684		84,811

(1)	DU – Duration in months.
(2)	Net amount of Credit Right.
(3)	Net of escrow deposits and reserves retained IRB.

Financial statements 2013	F-130

Assets	12/31/2013		12/31/2012
Backing asset	Amount	DU (1)	Amount	DU (1)
LFT. repurchase agreements. NTN-B. CDB. LF and debentures	2,011	2.4	1,746	7.0
LFT. repurchase agreements. NTN-B. CDB. LF and debentures	1,540	7.2	1,409	7.0
LFT. repurchase agreements. NTN-B. CDB. LF and debentures	344	25.0	253	7.0
Subtotal	3,895		3,408
LFT. repurchase agreements. NTN-B. CDB. LF and debentures	46	174.0	40	134.8
LFT. repurchase agreements. NTN-B. CDB and debentures	11	1.9	8	7.0
LFT. repurchase agreements. NTN-B. CDB and debentures	21	1.9	90	7.0
LFT. repurchase agreements. NTN-B. CDB and debentures	13	1.9	13	7.0
LFT. repurchase agreements. NTN-B. CDB and debentures	158	1.9	71	6.9
LFT. repurchase agreements. LTN. NTN-B. NTN-C. NTN-F. CDB. LF and debentures	1,152	174.8	1,066	135.7
LFT. repurchase agreements. LTN. LTN-B. NTN-C. NTN-F. CDB. LF and debentures (4)	82,279	10.9	75,055	26.9
LFT. Repurchase Agreements. NTN-B. NTN-C. Debentures	3,825	83.5	3,630	136.3
LFT. repurchase agreements. NTN-B. NTN-C. CDB. LF and debentures	792	83.3	914	136.3
LFT. repurchase agreements. NTN-B. NTN-C. CDB. LF and debentures	492	83.3	515	136.3
Subtotal	88,789		81,403
Total backing assets	92,684		84,811

(1)	DU – Duration in months.
(4)	Excluding PGBL/VGBL reserves allocated in variable income.

Credit Risk

Reinsurers – Breakdown

-	Insurance Operations: reinsurance premium operations are basically represented by: IRB Brasil Resseguros with 38.55% (37.60% at 12/31/2012), LLOYD’S (A+) with 16.92% (13.87% at 12/31/2012), American Home Assurance Company (A) with 8.64% (13.73% at 12/31/2012), Munich Re do Brasil with 6.15% (6.25% at 12/31/2012), and Mapfre Re, Cia. de Resseguros, S.A. with 2.50% (1.62% at 12/31/2012).
-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 48.84% (48.57% at 12/31/2012) and Munich Re do Brasil with 51.16% (34.85% at 12/31/2012). For insurance operations, transfers of reinsurance premiums are deployed between IRB Brasil Resseguros with 49.40% (50.00% at 12/31/2012) and Munich Re do Brasil with 49.60% (50.00% at 12/31/2012).

The rating agency used to classify the reinsurance companies is Standard & Poor’s.

Financial statements 2013	F-131

Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2013
	Interbank deposits	Held-for-	Financial assets		Available-	Held-to-
	and securities	trading	designated at fair		for-sale	maturity
Internal	purchased under	financial	value through	Derivatives	financial	financial
rating*	agreements to resell	assets	profit or loss	assets	assets	assets	Total
Lower risk	11,895	49,125	-	60	1,955	3,779	66,814
Satisfactory	-	10,885	-	64	49	-	10,998
Higher Risk	-	78	-	-	-	-	78
Total	11,895	60,088	-	124	2,004	3,779	77,890
%	15.2	77.1	-	0.2	2.6	4.9	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2012
	Interbank deposits	Held-for-	Financial assets		Available-	Held-to-
	and securities	trading	designated at fair		for-sale	maturity
Internal	purchased under	financial	value through	Derivatives	financial	financial
rating *	agreements to resell	assets	profit or loss	assets	assets	assets	Total
Lower risk	9,030	35,110	-	24	1,700	2,995	48,859
Satisfactory	-	20,850	-	72	583	-	21,505
Higher Risk	-	-	-	-	-	-	-
Total	9,030	55,960	-	96	2,283	2,995	70,364
%	12.8	79.5	-	0.1	3.2	4.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

(I) Reinsurance

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

Financial statements 2013	F-132

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets – prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

I. Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	234	214	384	313
Issued contracts	-	-	1,448	1,106
Recoverable claims	86	26	-	-
Prepayments/payments to reinsurer	(30)	(7)	(1,184)	(1,043)
Monetary adjustment and interest of claims	-	-	(17)	8
Other increase/reversal	7	1	-	-
Closing balance	297	234	631	384

II. Balances of technical reserves with reinsurance assets

	12/31/2013	12/31/2012
Reinsurance claims	2,729	2,098
Reinsurance premiums	979	700
Reinsurance commission	(47)	(45)
Closing balance	3,661	2,753

III. Changes in balances of technical reserves for reinsurance claims

	12/31/2013	12/31/2012
Opening balance	2,098	1,394
Reported claims	1,112	1,313
Paid claims	(503)	(598)
Other increase/reversal	-	(11)
Monetary adjustment and interest of claims	22	-
Closing balance (*)	2,729	2,098

(*)	Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

Financial statements 2013	F-133

IV. Changes in balances of technical reserves for reinsurance premiums

	12/31/2013	12/31/2012
Opening balance	700	535
Receipts	1,353	1,049
Payments	(1,074)	(884)
Closing balance	979	700

V. Changes in balances of technical reserves for reinsurance commission

	12/31/2013	12/31/2012
Opening balance	(45)	(58)
Receipts	67	(64)
Payments	(69)	77
Closing balance	(47)	(45)

m) Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

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

n) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules N° 280 (revoked Resolution N° 411 of December 22, 2010), N° 282 (revoked Resolution N° 227 of December 06, 2010), N° 283 and N° 284. These Rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302 that came into effect on January, 1st, 2014, revoked Rules nº 282 and changed Rules nº 228 e 280.

Financial statements 2013	F-134

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2013		12/31/2012
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	93,586	93,586	77,668	77,668
Interbank deposits	25,660	25,663	23,826	23,853
Securities purchased under agreements to resell	138,455	138,455	162,737	162,737
Financial assets held for trading (*)	148,860	148,860	145,516	145,516
Financial assets designated at fair value through profit or loss (*)	371	371	220	220
Derivatives (*)	11,366	11,366	11,597	11,597
Available-for-sale financial assets (*)	96,626	96,626	90,869	90,869
Held-to-maturity financial assets	10,116	10,480	3,202	4,517
Loan operations and lease operations	389,467	390,889	341,271	343,375
Other financial assets	47,592	47,592	44,492	44,492
Financial liabilities
Deposits	274,383	274,317	243,200	243,127
Securities sold under repurchase agreements	266,682	266,682	267,405	267,405
Financial liabilities held for trading (*)	371	371	642	642
Derivatives (*)	11,405	11,405	11,069	11,069
Interbank market debt	111,376	111,059	97,073	96,858
Institutional market debt	72,055	72,496	72,028	71,036
Liabilities for capitalization plans	3,032	3,032	2,892	2,892
Other financial liabilities	61,274	61,274	50,255	50,255

(*)	These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 71,162 (R$ 60,310 at 12/31/2012) with an estimated fair value of R$ 802 (R$ 728 at 12/31/2012).

The methods and assumptions adopted to estimate the fair value are defined below:

a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

Financial statements 2013	F-135

b) Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c) Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from ANBIMA, the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market.

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

e) Other financial assets/liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/liabilities without significant associated market, credit and liquidity risks.

Financial statements 2013	F-136

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

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, NTN-A3, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

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

Financial statements 2013	F-137

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

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2013 and 12/31/2012 for financial assets held for trading and available-for-sale financial assets.

	12/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	117,204	31,629	27	148,860	118,548	26,948	20	145,516
Investment funds	8	1,054	-	1,062	-	1,468	-	1,468
Brazilian government securities	109,037	2,098	-	111,135	111,045	161	-	111,206
Brazilian external debt bonds	1,904	-	-	1,904	1,286	-	-	1,286
Government securities – other countries	406	273	-	679	710	162	-	872
Argentina	99	-	-	99	106	-	-	106
United States	18	-	-	18	345	-	-	345
Mexico	182	-	-	182	225	-	-	225
Chile	-	6	-	6	-	108	-	108
Uruguay	-	41	-	41	-	33	-	33
Colombia	-	226	-	226	34	-	-	34
Belgium	107	-	-	107	-	-	-	-
Peru	-	-	-	-	-	21	-	21
Corporate securities	5,849	28,204	27	34,080	5,507	25,157	20	30,684

Financial statements 2013	F-138

	12/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Shares	2,896	-	-	2,896	2,815	-	-	2,815
Securitized real estate loans	-	12	-	12	-	21	-	21
Bank deposit certificates	-	3,006	-	3,006	-	2,933	-	2,933
Debentures	2,953	2,144	-	5,097	2,692	1,944	-	4,636
Eurobonds and others	-	1,278	-	1,278	-	1,612	-	1,612
Promissory notes	-	-	27	27	-	-	20	20
Financial credit bills	-	21,566	-	21,566	-	18,441	-	18,441
Other	-	198	-	198	-	206	-	206
Available-for-sale financial assets	43,413	46,724	6,489	96,626	48,351	40,029	2,489	90,869
Investment funds	-	211	-	211	-	255	-	255
Brazilian government securities	27,197	484	258	27,939	25,131	25	306	25,462
Brazilian external debt bonds	11,709	-	-	11,709	18,065	-	-	18,065
Government securities – other countries	1,467	7,157	34	8,658	602	6,535	-	7,137
United States	1,101	-	-	1,101	375	-	-	375
Denmark	-	2,631	-	2,631	-	2,554	-	2,554
Korea	-	2,455	-	2,455	-	1,662	-	1,662
Chile	-	1,013	34	1,047	-	1,534	-	1,534
Paraguay	-	638	-	638	-	491	-	491
Uruguay	-	420	-	420	-	294	-	294
Belgium	51	-	-	51	71	-	-	71
France	88	-	-	88	57	-	-	57
United Kingdom	-	-	-	-	83	-	-	83
Netherlands	126	-	-	126	-	-	-	-
Germany	-	-	-	-	-	-	-	-
Italy	94	-	-	94	-	-	-	-
Other	7	-	-	7	16	-	-	16
Corporate securities	3,040	38,872	6,197	48,109	4,553	33,214	2,183	39,950
Shares	1,986	39	-	2,025	2,258	1,554	-	3,812
Securitized real estate loans	-	7,441	4,834	12,275	-	7,200	1,368	8,568
Bank deposit certificates	-	2,148	33	2,181	-	391	-	391
Debentures	1,042	14,465	-	15,507	2,280	11,684	-	13,964
Eurobonds and others	12	4,810	74	4,896	15	5,576	5	5,596
Promissory notes	-	-	1,227	1,227	-	-	777	777
Rural Product Note	-	625	-	625	-	778	-	778
Financial credit bills	-	8,804	-	8,804	-	5,720	-	5,720
Other	-	540	29	569	-	311	33	344
Financial assets designated at fair value through profit or loss	-	371	-	371	-	220	-	220
Brazilian government securities	-	371	-	371	-	220	-	220
Financial liabilities held for trading	-	371	-	371	-	642	-	642
Structured notes	-	371	-	371	-	642	-	642

The following table presents the breakdown of risk levels at 12/31/2013 and 12/31/2012 for our derivative assets and liabilities.

Financial statements 2013	F-139

	12/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives – assets	-	11,242	124	11,366	-	11,284	313	11,597
Options	-	1,704	13	1,717	-	1,759	147	1,906
Forwards	-	3,315	-	3,315	-	3,528	2	3,530
Swap – differential receivable	-	4,442	-	4,442	-	3,661	25	3,686
Check of swap	-	88	-	88	-	35	-	35
Credit derivatives	-	686	-	686	-	728	-	728
Forwards	-	555	-	555	-	379	-	379
Futures	-	-	-	-	-	-	-	-
Other derivatives	-	452	111	563	-	1,194	139	1,333
Derivatives – liabilities	(33)	(11,367)	(5)	(11,405)	(23)	(10,877)	(169)	(11,069)
Options	-	(1,916)	(5)	(1,921)	-	(2,132)	(149)	(2,281)
Forwards	-	(1,862)	-	(1,862)	-	(2,291)	(2)	(2,293)
Swap – differential payable	-	(6,111)	-	(6,111)	-	(5,053)	(15)	(5,068)
Swap with USD check	-	(145)	-	(145)	-	(42)	-	(42)
Credit derivatives	-	(391)	-	(391)	-	(90)	-	(90)
Forwards	-	(560)	-	(560)	-	(343)	(3)	(346)
Futures	(33)	-	-	(33)	(23)	-	-	(23)
Other derivatives	-	(382)	-	(382)	-	(926)	-	(926)

There were no significant transfers between Level 1 and Level 2 during the periods ended 12/31/2013 and 12/31/2012. Transfers into and out of Level 3 are displayed on changes of Level 3.

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

Of the total of R$ 78,724 million in financial instruments classified as Level 2, at December 31, 2013, pricing service or brokers were used to evaluate securities at the fair value of R$ 24,410 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

Financial statements 2013	F-140

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas.

The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

Financial statements 2013	F-141

							Total gains
							(losses)
							related to
		Total					assets and
		gains or			Transfers		liabilities
	Fair	losses			in and/	Fair	still held at
	value at	(realized/	Purchases		or out of	value at	reporting
	12/31/2012	unrealized)	and issues	Settlements	Level 3	12/31/2013	date
Financial assets held for trading	20	-	57	(50)	-	27	-
Corporate securities – promissory notes	20	-	57	(50)	-	27	-
Available-for-sale financial assets	2,489	(867)	8,082	(3,215)	-	6,489	(140)
Brazilian government securities	306	(140)	92	-	-	258	(10)
Government securities – abroad – Chile	-	(5)	80	(41)	-	34	-
Corporate securities	2,183	(722)	7,910	(3,174)	-	6,197	(130)
Securitized real estate loans	1,368	(767)	4,714	(481)	-	4,834	(123)
Promissory notes	777	17	3,058	(2,625)	-	1,227	(4)
Bank deposit certificates	-	-	55	(22)	-	33	-
Eurobonds and others	5	32	83	(46)	-	74	2
Other	33	(4)	-	-	-	29	(5)

							Total gains
							(losses)
							related to
		Total					assets and
		gains or			Transfers		liabilities
	Fair	losses			in and/	Fair	still held at
	value at	(realized/	Purchases		or out of	value at	reporting
	12/31/2012	unrealized)	and issues	Settlements	Level 3	12/31/2013	date
Derivatives – assets	313	38	55	(256)	(26)	124	-
Options	147	4	44	(182)	-	13	1
Swap – differential receivable	25	-	4	(3)	(26)	-	-
Forwards	2	-	-	(2)	-	-	-
Other derivatives	139	34	7	(69)	-	111	(1)
Derivatives – liabilities	(169)	1	(14)	162	15	(5)	2
Options	(149)	1	(13)	156	-	(5)	2
Forwards	(2)	-	-	2	-	-	-
Swap – differential payable	(15)	-	-	-	15	-	-
Forwards	(3)	-	(1)	4	-	-	-

Financial statements 2013	F-142

							Total gains
							(losses)
							related to
							assets and
		Total gains			Transfers		liabilities
	Fair	or losses			in and/	Fair	still held at
	value at	(realized/	Purchases		or out of	value at	reporting
	12/31/2011	unrealized)	and issues	Settlements	Level 3	12/31/2012	date
Financial assets held for trading	290	(238)	71	(103)	-	20	-
Corporate securities – promissory notes	290	(238)	71	(103)	-	20	-
Available-for-sale financial assets	1,596	234	3,028	(2,369)	-	2,489	638
Brazilian government securities	259	75	364	(392)	-	306	17
Corporate securities	1,337	159	2,664	(1,977)	-	2,183	621
Securitized real estate loans	691	123	684	(130)	-	1,368	623
Promissory notes	646	37	1,941	(1,847)	-	777	-
Eurobonds and others	-	(3)	8	-	-	5	(3)
Other	-	2	31	-	-	33	1

							Total gains
							(losses)
							related to
		Total					assets and
		gains or			Transfers		liabilities
	Fair	losses			in and/	Fair	still held at
	value at	(realized/	Purchases		or out of	value at	reporting
	12/31/2011	unrealized)	and issues	Settlements	Level 3	12/31/2012	date
Derivatives – Assets	905	20	243	(855)	-	313	12
Options	688	25	218	(784)	-	147	17
Swap – differential receivable	18	(6)	13	-	-	25	4
Forwards	3	-	6	(7)	-	2	1
Forwards	1	-	-	(1)	-	-	-
Other derivatives	195	1	6	(63)	-	139	(10)
Derivatives – Liabilities	(700)	19	(238)	750	-	(169)	(30)
Options	(676)	21	(228)	734	-	(149)	(17)
Forwards	(7)	-	(7)	12	-	(2)	1
Swap – differential payable	(16)	(2)	-	3	-	(15)	(14)
Forward	(1)	-	(3)	1	-	(3)	-

Derivatives: in 2013 ITAÚ UNIBANCO HOLDING transferred R$ 11 in swaps from the Level 3 out of Level 2, in view of the availability of inputs verified for these derivatives.

Financial statements 2013	F-143

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant increases (decreases) in any of these inputs separately may give rise to significant decreases (increases) in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2013
		Impact
Risk factor groups	Scenarios	Result	Stockholders’ equity
	I	(0.0)	(5.9)
Interest rates	II	(0.8)	(144.6)
	III	(1.5)	(283.8)
Currency, commodities, and ratios	I	-	-
	II	-	-
Nonlinear	I	(3.3)	-
	II	(6.0)	-

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

Financial statements 2013	F-144

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2013	12/31/2012
Civil	4,473	3,732
Labor	5,192	4,852
Tax and social security	8,974	10,433
Other	223	192
Total	18,862	19,209
Current	4,295	4,116
Non-current	14,567	15,093

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

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,095 (R$ 1,660 at 12/31/2012); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

Financial statements 2013	F-145

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

There are no labor claims of significant amounts falling under the category of possible loss.

- Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 12/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
Balance arising from the aquisition of companies (Note 2c)	192	99	-	291
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,819	4,017	192	8,028
Interest (Note 26)	163	236	-	399
Changes in the period reflected in results (Note 26)	2,111	1,398	31	3,540
Increase (*)	2,778	1,591	34	4,403
Reversal	(667)	(193)	(3)	(863)
Payment	(1,754)	(1,270)	-	(3,024)
Subtotal	4,339	4,381	223	8,943
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	811	-	945
Closing balance	4,473	5,192	223	9,888
Escrow deposits at 12/31/2013 (Note 20a)	2,169	2,451	-	4,620

(*) Civil provisions include the provision for economic plans amounting to R$ 247.

Financial statements 2013	F-146

	01/01 to 12/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	146	126	-	272
Changes in the period reflected in results (Note 26)	2,183	1,610	27	3,820
Increase (*)	3,161	1,672	34	4,867
Reversal	(978)	(62)	(7)	(1,047)
Payment	(1,744)	(916)	-	(2,660)
Subtotal	3,614	3,904	192	7,710
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	118	948	-	1,066
Closing balance	3,732	4,852	192	8,776
Escrow deposits at 12/31/2012 (Note 20a)	2,048	2,471	-	4,519

(*) Civil provisions include the provision for economic plans amounting to R$ 526.

	01/01 to 12/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest (Note 26)	113	110	-	223
Changes in the period reflected in results (Note 26)	1,503	784	(8)	2,279
Increase (*)	1,981	992	12	2,985
Reversal	(478)	(208)	(20)	(706)
Payment	(1,252)	(683)	-	(1,935)
Subtotal	3,029	3,084	165	6,278
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	137	930	-	1,067
Closing balance	3,166	4,014	165	7,345
Escrow deposits at 12/31/2011	2,023	2,409	-	4,432

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

Financial statements 2013	F-147

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to	01/01 to
Provision	12/31/2013	12/31/2012	12/31/2011
Opening balance	10,433	8,645	7,324
Effect of change in consolidation criteria (Note 2.4a I)	32	-	-
(-) Contingencies guaranteed by indemnity clause	(61)	(58)	(44)
Subtotal	10,404	8,587	7,280
Interest (1)	402	906	548
Changes in the period reflected in results	993	973	917
Increase (1)	1,231	1,215	1,046
Reversal (1)	(238)	(242)	(129)
Payment	(2,882)	(94)	(157)
Subtotal	8,917	10,372	8,588
(+) Contingencies guaranteed by indemnity clause	57	61	57
Closing balance (2)	8,974	10,433	8,645

(1)	The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2)	Includes amounts arising from investments in joint ventures of R$ 23.

	01/01 to	01/01 to
Escrow deposits	12/31/2013	12/31/2012
Opening balance	4,557	5,178
Effect of change in consolidation criteria (Note 2.4a I)	167	-
Appropriation of interest	265	302
Changes in the period	668	(25)
Deposits made	1,406	239
Withdrawals	(21)	(246)
Deposits released	(717)	(18)
Closing balance (Note 20a)	5,657	5,455
Reclassification of assets pledged as collateral for contingencies (Note 32d)	1	(898)
Closing balance after reclassification	5,658	4,557

The main discussions related to “Provisions” for tax are described as follows:

•	CSLL – Isonomy – R$ 2,471: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 640.
•	PIS and COFINS – Calculation basis – R$ 1,789: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,696.
•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 499: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF N° 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 460.

Financial statements 2013	F-148

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 422: we request the rejection of Constitutional Amendments No. 10/96 and N° 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law N° 07/70. The corresponding escrow deposit totals R$ 93.

Tax contingencies not recognized in the balance sheet – in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 10,879. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 2,564: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.
•	IRPJ and CSLL – Interest on capital – R$ 1,128: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.
•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,075: cases in which the liquidity and the offset of credits are discussed.
•	IRPJ and CSLL – Goodwill – Deductibility – R$ 1,049: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.
•	ISS – Banking Institutions – R$ 616: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and / or arise from activities not listed in a Supplementary Law.

c) Receivables – Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 733 (R$ 790 at 12/31/2012) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

b) Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2013	12/31/2012
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	1,296	1,526
Escrow deposits (Note 20a)	3,712	4,040

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

Financial statements 2013	F-149

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

IV. Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13, as amended by Provisional Measure No. 627/13.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

•	REFIS – PIS and COFINS (Article 39 of Law No 12,865/13)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718/98 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

•	REFIS – Profits Abroad (Article 40 of Law No 12,865/13)

The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

•	REFIS – crisis event (Article 17 of Law No 12,865/13)

This program refers to the renegotiation of federal debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, either registered or not as overdue tax liabilities, even when a tax foreclosure has been filed.

The net effect in income amounted to R$ 508, recorded under tax expenses, other income and income tax and social contribution.

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

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.
•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; with timeline to achieve 8% in 2019; (ii) certain risk-weighted factors attributed

Financial statements 2013	F-150

to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

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

	12/31/2013	12/31/2012
	Financial	Financial
	institutions (partial	institutions (partial
	consolidation)	consolidation)
Regulatory Capital
Tier 1	87,409	79,711
Common Equity Tier I	87,409	-
Additional Tier I Capital	-	-
Tier 2	37,734	40,654
Other deductions required by Central Bank of Brazil	-	(420)
Total	125,144	119,945
Requirement for coverage of risk-weighted assets:
Credit	694,039	599,671
Market	24,555	27,516
Operational	36,847	34,610
Risk-weighted assets	755,441	661,797
Minimum Required Regulatory Capital	83,099	72,798
Excess capital in relation to Minimum Required Regulatory Capital	42,045	47,147
Capital to risk-weighted assets ratio – %	16.6%	18.1%

Financial statements 2013	F-151

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assests ratio, as follows:

Name of security/	Principal amount				Account
currency	(original currency)	Issue	Maturity	Return p.a.	balance
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,610
	33			IGMP + 7.22%	77
	1,000	2008	2014	112% of CDI	1,695
	400	2008	2015	119.8% of CDI	720
Subordinated	50	2010	2015	113% of CDI	75
CDB – BRL	466	2006	2016	100% of CDI + 0.7% (*)	971
	2,665	2010	2016	110% to 114% of CDI	3,988
	123			IPCA + 7.21%	198
	367	2010	2017	IPCA + 7.33%	594
	6,969			Total	11,928
	365	2010	2016	100% of CDI + 1.35% to 1.36%	378
	1,874			112% to 112.5% of CDI	1,940
	30			IPCA + 7%	44
	206	2010	2017	IPCA + 6.95% to 7.2%	261
	3,224	2011	2017	108% to 112% of CDI	3,356
	352			IPCA + 6.15% to 7.8%	451
	138			IGPM + 6.55% to 7.6%	184
	3,650			100% of CDI + 1.29% to 1.52%	3,740
	500	2012	2017	100% of CDI + 1.12%	504
	42	2011	2018	IGPM + 7%	53
	30			IPCA + 7.53% to 7.7%	37
Subordinated	461	2012	2018	IPCA + 4.4% to 6.58%	554
financial	3,782			100% of CDI + 1.01% to 1.32%	3,859
bills – BRL	6,373			108% to 113% of CDI	6,645
	112			9.95 a 11.95%	130
	2	2011	2019	109% to 109.7% to CDI	2
	12	2012	2019	11.96%	15
	101			IPCA + 4.7% to 6.3%	118
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	25
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	7
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,655
	20			IGMP + 4.63%	22
	23,609			Total	24,982
	990	2010	2020	6.20%	2,343
	1,000	2010	2021	5.75%	2,404
	730	2011	2021	5.75% to 6.2%	1,715
Subordinated euronotes – USD	550	2012	2021	6.20%	1,302
	2,600	2012	2022	5.50% to 5.65%	6,146
	1,851	2012	2023	5.13%	4,366
	7,721			Total	18,276
Total					55,186

(*) Subordinated CDBs may be redeemed from November 2011.

Financial statements 2013	F-152

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

From the first quarter of 2013, the way of presenting the segments was changed, so that it is better aligned with the follow-up of the change in results. The nomenclature was changed in order to adjust it to the reality of the current structure, as we now have the following segments: Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market + Corporation. The results of medium businesses, previously allocated to the former Commercial Bank segment, are now to be reported in the Wholesale Bank, and this was the main change of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank – Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Consumer Credit – Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

•	Wholesale Bank

The result of the Wholesale Bank segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Financial statements 2013	F-153

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. For the financial statements by segment we adopted the Economic Allocated Capital (EAC) model, which, in addition to allocated capital tier I, considers the allocated capital tier II (subordinated debt) and the effects of the calculation of expected credit losses, additional to that required by the Central Bank of Brazil CMN Circular N° 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally,

Financial statements 2013	F-154

for better comparison with the new consolidation criteria, 100.0% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;
•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;
•	Foreign exchange variation of unconsolidated subsidiaries and companies abroad, which has a functional currency (currency of the primary economic environment in which the entity operates) other than the Real, under IFRS (IAS 21) is directly recorded in Stockholders’ Equity, not passing through income for the period;
•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

Financial statements 2013	F-155

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2013

(In millions of reais except per share information)

				Activities
Consolidated				with the
Statement	Commercial	Consumer	Wholesale	Market +	ITAÚ		IFRS
of Income	Bank Retail	Credit Retail	Bank	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	44,567	14,892	15,116	3,901	78,476	911	79,387
Interest margin (1)	23,719	9,230	11,117	3,571	47,637	1,004	48,641
Banking service fees	12,585	5,662	3,688	213	22,148	564	22,712
Income from insurance, private pension, and capitalization operations before claim and selling expenses	8,263	-	311	117	8,691	(2,052)	6,639
Other income	-	-	-	-	-	1,395	1,395
Losses on loans and claims	(7,613)	(4,860)	(3,055)	(82)	(15,610)	740	(14,870)
Expenses for allowance for loan and lease losses	(9,155)	(5,996)	(3,347)	(82)	(18,580)	724	(17,856)
Recovery of loans written off as loss	3,561	1,136	348	-	5,045	16	5,061
Expenses for claims/ recovery of claims under reinsurance	(2,019)	-	(56)	-	(2,075)	-	(2,075)
Banking product net of losses on loans and claims	36,954	10,032	12,061	3,819	62,866	1,651	64,517
Other operating income (expenses)	(26,043)	(7,496)	(6,159)	(572)	(40,270)	(3,382)	(43,652)
Non-interest expenses (2)	(23,522)	(6,428)	(5,296)	(741)	(35,987)	(3,927)	(39,914)
Tax expenses for ISS, PIS and COFINS and Other	(2,521)	(1,068)	(863)	169	(4,283)	(58)	(4,341)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	603	603
Net income before income tax and social contribution	10,911	2,536	5,902	3,247	22,596	(1,731)	20,865
Income tax and social contribution	(3,908)	(642)	(1,886)	(187)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	-	(124)	-	(13)	(137)	39	(98)
Net income	7,003	1,770	4,016	3,047	15,836	588	16,424
(1) Includes net interest and similar income and expenses of R$ 47,466, dividend income of R$ 205 net gain (loss) from investment securities and derivatives of R$ (5,924), and results from foreign exchange results and exchange variation of transactions abroad of R$ 6,594.
(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,522 and amortization expenses of R$ 808.
Total assets (1)	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297
Total liabilities	717,197	84,732	299,771	86,179	1,022,793	(79,688)	943,105
(1) Includes:
Investments in associates and joint ventures	-	859	7	2,124	2,990	941	3,931
Goodwill	29	1,892	-	-	1,921	(16)	1,905
Fixed assets, net	5,485	401	624	-	6,510	54	6,564
Intangible assets, net	3,686	1,355	678	-	5,719	78	5,797

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Financial statements 2013	F-156

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2012

(In millions of reais except per share information)

				Activities
Consolidated				with the
Statement	Commercial	Consumer	Wholesale	Market +	ITAÚ		IFRS
of Income	Bank Retail	Credit Retail	Bank	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	51,551	14,211	7,491	5,808	78,978	2,194	81,172
Interest margin (1)	32,770	8,310	5,334	5,555	52,013	1,825	53,838
Banking service fees	12,289	5,890	2,261	249	20,622	(1,678)	18,944
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,030	(7)	38	4	6,065	43	6,108
Other income	462	18	(142)	-	278	2,004	2,282
Losses on loans and claims	(15,292)	(5,179)	(795)	251	(21,015)	(339)	(21,354)
Expenses for allowance for loan and lease losses	(16,577)	(6,111)	(871)	(85)	(23,644)	(338)	(23,982)
Recovery of loans written off as loss	3,320	932	76	336	4,664	(1)	4,663
Expenses for claims/ recovery of claims under reinsurance	(2,035)	-	-	-	(2,035)	-	(2,035)
Banking product net of losses on loans and claims	36,259	9,032	6,696	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(7,476)	(3,301)	(281)	(38,041)	(4,361)	(42,402)
Non-interest expenses (2)	(24,539)	(6,551)	(2,891)	(449)	(34,383)	(3,697)	(38,080)
Tax expenses for ISS, PIS and COFINS and Other	(2,704)	(968)	(410)	(148)	(4,230)	(267)	(4,497)
Share of profit or (loss) in associates and joint ventures	108	58	5	316	487	(312)	175
Other	105	(15)	(5)	-	85	(85)	-
Net income before income tax and social contribution	9,229	1,556	3,395	5,778	19,922	(2,506)	17,416
Income tax and social contribution	(2,981)	(311)	(1,066)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net income	6,248	1,245	2,329	4,221	14,043	(1,409)	12,634
(1) Includes net interest and similar income and expenses of R$ 48,297, net income of R$ 323, net gain (loss) from investment securities and derivatives of R$ 1,463 and foreign exchange results and exchange variation on transactions of abroad R$ 3,755.
(2) Refers to general and administrative expenses including depreciation expenses R$ 1,346 and amortization R$ 844.
Total assets (1) – 12/31/2012	745,032	90,096	233,430	134,544	1,014,425	(57,271)	957,154
Total liabilities – 12/31/2012	710,521	79,982	220,137	117,418	939,302	(58,146)	881,156
(1) Includes:
Investments in associates and joint ventures	-	847	5	1,293	2,144	861	3,005
Fixed assets, net	4,672	499	395	-	5,566	62	5,628
Intangible assets, net	1,813	1,255	411	1,109	4,589	82	4,671

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Financial statements 2013	F-157

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2011

(In millions of reais except per share information)

				Activities
Consolidated				with the
Statement	Commercial	Consumer	Wholesale	Market +	ITAÚ		IFRS
of Income	Bank Retail	Credit Retail	Bank	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	48,236	14,102	6,897	5,109	74,257	19	74,276
Interest margin (1)	31,584	8,356	4,896	4,801	49,601	(1,238)	48,363
Banking service fees	10,915	5,719	2,123	309	19,048	362	19,410
Income from insurance, private pension, and capitalization operations before claim and selling expenses	5,229	(13)	-	(1)	5,215	130	5,345
Other income	508	40	(122)	-	393	765	1,158
Losses on loans and claims	(11,011)	(4,270)	(134)	(521)	(15,936)	(136)	(16,072)
Expenses for allowance for loan and lease losses	(13,845)	(5,270)	(266)	(531)	(19,912)	(126)	(20,038)
Recovery of loans written off as loss	4,346	1,000	132	10	5,488	(11)	5,477
Expenses for claims/recovery of claims under reinsurance	(1,512)	-	-	-	(1,512)	1	(1,511)
Operating margin	37,225	9,832	6,763	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(7,911)	(2,911)	(390)	(37,025)	(2,928)	(39,953)
Non-interest expenses (2)	(23,315)	(6,948)	(2,605)	(935)	(33,787)	(1,887)	(35,674)
Tax expenses for ISS, PIS and COFINS and Other	(2,596)	(953)	(341)	51	(3,839)	(327)	(4,166)
Share of profit or (loss) of unconsolidated companies, net	(43)	-	6	447	410	(523)	(113)
Other	125	(10)	29	47	191	(191)	-
Income before tax and social contribution	11,396	1,921	3,852	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(477)	(1,287)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
Net Income	7,563	1,444	2,565	3,069	14,641	(804)	13,837
(1) Includes net interest and similar income and expenses of R$ 41,753, net income of R$ 361, net gain (loss) from investment securities and derivatives of R$ 1,251 and foreign exchange results and exchange variation on transactions of abroad R$ 4,998.
(2) Refers to general and administrative expenses including depreciation expenses R$ 1,184 and amortization R$ 984.
Total assets (1)	571,315	101,453	191,620	115,171	851,332	(33,196)	818,136
Total liabilities	542,701	91,820	181,226	90,325	777,845	(35,045)	742,800
(1) Includes:
Investments in associates and joint ventures	-	-	3	1,681	1,684	860	2,544
Fixed assets, net	4,454	467	366	-	5,287	71	5,358
Intangible assets, net	2,803	668	339	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Financial statements 2013	F-158

Information on income from financial operations by geographical area is as follows:

	01/01 to 12/31/2013			01/01 to 12/31/2012			01/01 a 31/12/2011
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1) (2)	86,934	8,068	95,002	95,063	6,842	101,905	99,083	4,879	103,962
Non-current assets	11,488	873	12,361	9,515	784	10,299	8,487	696	9,183

(1) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10.0% or higher of its revenues.

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

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;
•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;
•	Fundação Itaú Unibanco – Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev – Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;
•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and
•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

Financial statements 2013	F-159

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets/(liabilities)		Revenue/(expenses)
	Annual			01/01 to	01/01 to	01/01 to
	rate	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2011
Interbank deposits		-	1,604	-	144	189
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	614	-	48	56
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (1) (2)		-	-	-	14	31
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	990	-	82	102
Deposits		(1)	(3)	-	(1)	-
Duratex S.A.		(1)	(2)	-	(1)	-
Porto Seguro S.A.		-	(1)	-	-	-
Securities sold under repurchase agreements		(286)	(54)	(14)	(7)	(21)
Itaúsa Empreendimentos S.A.	100% of SELIC	(66)	-	-	-	-
Duratex S.A.	100% of SELIC	(180)	(11)	(10)	(2)	(4)
Elekeiroz S.A.	100% of SELIC	(36)	-	(2)	(1)	(3)
Itautec S.A.	100% of SELIC	(4)	(2)	(2)	-	-
FIC Promotora de Venda Ltda. (1)		-	(18)	-	(1)	(1)
Facilita Promotora S.A.		-	(2)	-	-	(1)
Banco Investcred Unibanco S.A. (1)		-	(19)	-	(2)	(1)
Maxfácil Participações S.A.		-	-	-	-	(7)
Other		-	(2)	-	(1)	(4)
Amounts receivable from (payable to) related companies		(82)	(117)	-	-	-
Porto Seguro S.A.		-	12	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	(4)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	(5)	-	-	-
Fundação Itaú Unibanco – Previdência Complementa		(6)	1	-	-	-
Caixa de Prev. dos Func. do Banco Beg – PREBEG		-	(6)	-	-	-
Fundação BEMGEPREV		-	(9)	-	-	-
UBB Prev – Previdência Complementa		-	(25)	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(76)	(81)	-	-	-
Banking service fees (expenses)		-	-	41	57	(17)
Fundação Itaú Unibanco – Previdência Complemnetar		-	-	33	25	21
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	5	5	5
Itaúsa Investimentos S.A.		-	-	1	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	-	-	1	(20)
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (1) (2)		-	-	-	-	(2)
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	-	-	32	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	(26)
Other		-	-	2	(7)	4
Rental revenues (expenses)		-	-	(48)	(37)	(38)
Itaúsa Investimentos S.A.		-	-	(1)	-	-
Fundação Itaú Unibanco – Previdência Complementar		-	-	(37)	(27)	(27)
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	(10)	(10)	(10)
Other		-	-	-	-	(1)
Donation expenses		-	-	(73)	(72)	(56)
Associação Clube "A"		-	-	(1)	(3)	-
Instituto Itaú Cultural		-	-	(72)	(69)	(56)
Data processing expenses		-	-	(267)	(270)	(314)
Itautec S.A.		-	-	(267)	(270)	(314)
Other revenues		-	-	-	-	48
Itaúsa Investimentos S.A.		-	-	-	-	48

(1) Until December 31, 2012, these were proportionally consolidated. As from January 1, 2013, they are fully consolidated in our consolidated financial statements.

(2) New company name of FAI – Financeira Americana Itaú S.A. – Crédito, Financiamento e Investimento.

Financial statements 2013	F-160

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses – Other, the amount of R$ 5 (R$ 8 from 01/01 to 12/31/2012 and R$ 8 from 01/01 to 12/31/2011) due to the use of the common structure.

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

b) Compensation of the key management personnel

Resolution n° 3,921, 11/25/2010 of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011
Compensation	278	244	271
Board of directors	13	8	5
Executives	265	236	266
Profit sharing	259	160	192
Board of directors	8	2	1
Executives	251	158	191
Contributions to pension plans	3	8	5
Executives	3	8	5
Stock option plan – executives	166	163	150
Total	706	575	618

Financial statements 2013	F-161

Note 36 – Management of financial risks

Credit risk

1. Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is responsibility of all business units and aims to keep the quality of loan portfolio in levels consistent with the institution’s risk appetite for each market segment in which it operations.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors, major debtors and geographic regions, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by the group’s internal models (strong, satisfactory, higher risk and impairment) and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Corporate operations with a PD higher than 31.84%
Impaired	Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Financial statements 2013	F-162

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

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

2. Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units, as required by current regulations.

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

Financial statements 2013	F-163

overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5. Credit risk exposure

	12/31/2013			12/31/2012
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	5,564	20,096	25,660	9,254	14,572	23,826
Securities purchased under agreements to resell	137,556	899	138,455	162,235	502	162,737
Financial assets held for trading	141,343	7,517	148,860	139,699	5,817	145,516
Financial assets designated at fair value through profit or loss	-	371	371	4	216	220
Derivatives	6,400	4,966	11,366	7,615	3,982	11,597
Available-for-sale financial assets	45,208	51,418	96,626	36,214	54,655	90,869
Held-to-maturity financial assets	3,393	6,723	10,116	2,656	546	3,202
Loan operations and lease operations	277,877	111,590	389,467	259,540	81,731	341,271
Other financial assets	45,389	2,203	47,592	41,284	3,208	44,492
Off balance sheet	273,766	21,286	295,052	274,822	14,653	289,475
Endorsements and sureties	66,165	4,997	71,162	56,470	3,840	60,310
Letters of credit	11,431	-	11,431	14,605	-	14,605
Commitments to be released	196,170	16,289	212,459	203,747	10,813	214,560
Mortgage loans	10,846	-	10,846	13,004	-	13,004
Overdraft accounts	82,206	-	82,206	96,935	-	96,935
Credit cards	94,453	847	95,300	82,478	669	83,147
Other pre-approved limits	8,665	15,442	24,107	11,330	10,144	21,474
Total	936,496	227,069	1,163,565	933,323	179,882	1,113,205

The table above presents the maximum exposure at December 31, 2013 and December 31, 2012, without considering any collateral received or other additional credit improvements.

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

Financial statements 2013	F-164

The maximum exposure to the quality of the financial assets presented highlights that:

•	81.0% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;
•	only 4.5% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;
•	4.0% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a) Loan operations and lease operations portfolio

	12/31/2013%		12/31/2012%
Public sector	3,981	1.0	877	0.2
Industry and commerce	115,025	27.8	107,405	29.3
Services	87,103	21.2	77,922	21.2
Natural resources	20,492	5.0	16,649	4.5
Other sectors	1,553	0.4	2,194	0.6
Individuals	183,548	44.6	161,937	44.2
Total	411,702	100.0	366,984	100.0

b) Other financial assets (*)

	12/31/2013%		12/31/2012%
Natural resources	1,766	0.4	1,924	0.4
Public sector	174,331	40.4	110,012	25.1
Industry and commerce	11,665	2.7	7,563	1.7
Services	76,650	17.8	129,223	29.5
Other sectors	2,664	0.6	2,633	0.6
Individuals	263	0.1	49	0.0
Financial	164,115	38.0	186,563	42.6
Total	431,454	100.0	437,967	100.0

(*)	Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c) The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Financial statements 2013	F-165

6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2013				12/31/2012
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans
Lower risk	300,816	4,354	-	305,170	249,282	5,438	-	254,720
Satisfactory	64,722	7,676	-	72,398	61,075	9,436	-	70,511
Higher risk	11,273	6,556	-	17,829	14,190	8,052	-	22,242
Impaired	-	-	16,305	16,305	-	-	19,511	19,511
Total	376,811	18,586	16,305	411,702	324,547	22,926	19,511	366,984
%	91.5%	4.5%	4.0%	100.0%	88.5%	6.2%	5.3%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2013					12/31/2012
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	96,904	48,833	11,323	10,371	167,431	82,289	44,150	12,889	11,593	150,921
Credit cards	36,964	11,773	1,892	2,520	53,149	24,551	11,692	1,992	2,296	40,531
Personal	7,760	8,158	7,143	3,574	26,635	6,152	8,804	7,317	4,476	26,749
Payroll loans	5,676	16,147	378	370	22,571	4,553	8,080	531	386	13,550
Vehicles	23,692	11,310	1,881	3,701	40,584	29,887	14,493	3,016	4,250	51,646
Mortgage loans	22,812	1,445	29	206	24,492	17,146	1,081	33	185	18,445
Corporate	121,643	3,041	145	1,584	126,413	100,982	1,279	1	1,467	103,729
Small and medium businesses	55,210	16,430	5,796	4,165	81,601	47,825	22,129	8,896	6,335	85,185
Foreign loans – Latin America	31,413	4,094	565	185	36,257	23,624	2,953	456	116	27,149
Total	305,170	72,398	17,829	16,305	411,702	254,720	70,511	22,242	19,511	366,984
%	74.1%	17.6%	4.3%	4.0%	100.0%	69.4%	19.2%	6.1%	5.3%	100.0%

Financial statements 2013	F-166

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2013				12/31/2012
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated Corporate
Large companies	120,828	2,861	-	123,689	100,186	1,278	-	101,464
II- Collectively-evaluated
Individuals	94,586	42,896	6,708	144,190	78,900	36,339	7,540	122,779
Credit card	36,764	11,129	1,266	49,159	24,385	11,076	1,352	36,813
Personal	7,703	7,691	4,986	20,380	6,080	8,183	5,101	19,364
Payroll loans	5,574	15,881	245	21,700	4,434	7,817	338	12,589
Vehicles	22,206	7,454	206	29,866	27,347	8,737	736	36,820
Mortgage loans	22,339	741	5	23,085	16,654	526	13	17,193
Small and medium businesses	54,544	15,142	4,121	73,807	47,163	20,739	6,293	74,195
Foreign loans and Latin America	30,858	3,823	444	35,125	23,033	2,719	357	26,109
Total	300,816	64,722	11,273	376,811	249,282	61,075	14,190	324,547

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2013				12/31/2012
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	8,103	3,273	1,494	12,870	10,732	4,075	1,743	16,550
Credit card	833	323	314	1,470	832	308	283	1,423
Personal	1,641	716	325	2,682	1,610	908	391	2,909
Payroll loans	372	74	55	501	434	83	58	575
Vehicles	4,460	1,872	685	7,017	7,099	2,559	918	10,576
Mortgage loans	797	288	115	1,200	757	217	93	1,067
Corporate	944	167	29	1,140	686	88	23	797
Small and medium businesses	2,378	843	409	3,630	2,912	1,171	572	4,655
Foreign loans – Latin America	774	117	55	946	794	98	32	924
Total	12,199	4,400	1,987	18,586	15,124	5,432	2,370	22,926

Financial statements 2013	F-167

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	12/31/2013
	Interbank deposits	Held-for-	Financial assets		Available-	Held-to-
	and securities	trading	designated at fair		for-sale	maturity
Internal	purchased under	financial	value through	Derivatives	financial	financial
rating	agreements to resell	assets	profit or loss	assets	assets	assets	Total
Lower risk	164,115	138,883	371	7,173	57,515	10,093	378,150
Satisfactory	-	9,691	-	3,896	38,301	23	51,911
Higher risk	-	286	-	297	807	-	1,390
Impairment	-	-	-	-	3	-	3
Total	164,115	148,860	371	11,366	96,626	10,116	431,454
%	38.0	34.5	0.1	2.6	22.5	2.3	100.0

	12/31/2012
	Interbank deposits	Held-for-	Financial assets		Available-	Held-to-
	and securities	trading	designated at fair		for-sale	maturity
Internal	purchased under	financial	value through	Derivatives	financial	financial
rating	agreements to resell	assets	profit or loss	assets	assets	assets	Total
Lower risk	186,563	98,147	220	4,458	22,808	3,084	315,280
Satisfactory	-	47,369	-	7,122	68,037	118	122,646
Higher Risk	-	-	-	17	24	-	41
Total	186,563	145,516	220	11,597	90,869	3,202	437,967
%	42.7	33.2	0.1	2.6	20.7	0.7	100.0

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2013				12/31/2012
	(l) Over-		(II) Under-		(l) Over-		(II) Under-
	collateralized assets		collateralized assets		collateralized assets		collateralized assets
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
Financial effect	value of	value of	value of	value of	value of	value of	value of	value of
of collateral	the assets	collateral	the assets	collateral	the assets	collateral	the assets	collateral
Individuals	61,723	156,230	2,738	2,290	60,635	140,466	8,021	6,933
Personal	377	879	13	7	329	946	17	12
Vehicles	37,010	71,736	2,620	2,235	42,610	73,709	7,809	6,813
Mortgage loans	24,336	83,615	105	47	17,695	65,812	196	108
Small, medium businesses and corporate	161,274	476,507	5,200	2,610	127,655	439,665	33,917	14,408
Foreign loans – Latin America	11,457	17,169	24,660	22,084	5,441	8,695	21,708	12,053
Total	234,454	649,906	32,597	26,983	193,731	588,827	63,646	33,394

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 144,651 (R$ 109,607 at December 31, 2012).

Financial statements 2013	F-168

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

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties. Vehicles – For this type of operation, clients’ assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

7. Repossessed assets

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

The amounts below represent total assets repossessed in the period:

	01/01 to 12/31/2013	01/01 to 12/31/2012	01/01 to 12/31/2011
Real estate not for own use	2	4	8
Residential properties - mortgage loans	93	67	34
Vehicles – linked to loan operations	1	2	4
Other (Vehicles/Furniture/Equipments) – Dation	12	9	1
Total	108	82	47

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Financial statements 2013	F-169

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The policy of risk management is in line with the principles of CMN Resolution No. 3,464, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report – Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;
•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;
•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk.

This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective;
•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks the optimization of results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Financial statements 2013	F-170

The market risk is controlled by an area independent from the business units and is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and relevant people, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level, when necessary. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

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

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;
•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;
•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;
•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

Market risk for interest rate in the Trading and Banking Portfolio is managed by a combination of processes, including marking-to-market positions, calculating sensitivity to interest rate variations, Value at Risk (VaR) and running stress tests across the portfólio, these processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Financial statements 2013	F-171

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;
•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems mainly takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR – Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model (parametric) used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to December 31, 2013, the average global VaR was R$ 224 million, or 0.27% of total stockholders’ equity (throughout 2012 it was R$ 290 million or 0.38%).

Financial statements 2013	F-172

(in R$ milion)

	VaR Global (*)
	Average	Minimum	Maximum	12/31/2013	Average	Minimum	Maximum	12/31/2012
Risk factor group
Brazilian interest rate	172,4	65.6	416.9	69.1	191.2	71.8	427.6	348.7
Other interest rate	26,2	8.6	76.7	45.2	20.4	7.3	49.6	11.4
FX rate	34,5	4.4	70.2	10.4	25.7	4.6	53.9	8.8
Brazilian inflation indexes	76,1	37.3	155.5	65.7	110.3	14.8	325.0	51.2
Equities and commodities	29,6	14.0	60.1	20.4	24.2	13.6	43.5	16.8

Foreign units (**)
Itaú BBA International	2,4	1.6	4.1	1.9	1.7	0.7	5.1	1.1
Itaú Argentina	4,0	2.2	7.4	5.7	3.0	1.7	5.6	5.5
Itaú Chile	5,6	2.1	13.6	2.1	5.5	3.2	9.6	4.4
Itaú Uruguay	2,8	1.5	8.9	1.7	1.7	0.3	3.4	2.0
Itaú Paraguay	0,9	0.4	1.8	0.9	0.4	0.2	1.4	1.0
Itaú BBA Colombia	0,4	0.0	1.3	0.2	-	-	-	-

Effect of diversification				(113.0)				(77.1)
Global risk	224,5	97.9	443.4	110.4	289.7	118.0	601.4	373.7

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Financial statements 2013	F-173

Position of accounts subject to interest rate risk (1)

	12/31/2013						12/31/2012
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	281,495	182,556	100,636	248,019	102,326	915,033	248,784	191,194	78,496	246,502	97,228	862,204
Interbank deposits	19,341	2,126	3,557	636	-	25,660	15,321	3,274	4,835	395	1	23,826
Securities purchased under agreements to resell	90,970	47,290	-	184	10	138,455	87,829	71,539	3,190	179	-	162,737
Central Bank compulsory deposits	71,877	-	-	-	-	71,877	57,253	-	-	-	-	57,253
Held-for-trading financial assets	16,807	12,269	22,257	81,032	16,495	148,860	17,163	7,251	7,920	85,581	27,601	145,516
Financial assets held for trading and designated at fair value through profit or loss	371	-	-	-	-	371	220	-	-	-	-	220
Available-for-sale financial assets	14,470	13,244	10,553	26,430	31,929	96,626	13,120	7,914	5,481	29,470	34,884	90,869
Held-to-maturity financial assets	52	47	-	158	9,859	10,116	-	118	70	147	2,867	3,202
Derivatives	2,933	2,419	1,675	3,377	962	11,366	1,943	3,581	1,390	3,742	941	11,597
Loan and lease operations portfolio	64,674	105,161	62,594	136,202	43,071	411,702	55,935	97,517	55,610	126,988	30,934	366,984
Interest-bearing liabilities	252,818	81,456	56,068	255,198	50,872	696,412	233,991	78,742	59,229	210,743	76,688	659,393
Savings deposits	106,166	-	-	-	-	106,166	83,451	-	-	-	-	83,451
Time deposits	12,260	29,436	9,961	61,551	3,923	117,131	12,369	20,861	16,667	62,226	5,109	117,232
Interbank deposits	1,768	3,909	2,146	363	8	8,194	2,643	3,550	1,201	207	-	7,601
Deposits received under repurchase agreements	119,745	13,663	15,190	104,547	13,537	266,682	123,001	17,838	16,281	82,424	27,861	267,405
Interbank market	6,609	26,507	22,661	46,541	9,058	111,376	5,606	26,871	21,065	38,802	4,729	97,073
Institutional market	811	6,529	4,156	36,887	23,672	72,055	2,299	7,018	2,753	22,062	37,896	72,028
Derivatives	2,421	1,393	1,892	5,076	623	11,405	1,724	2,582	1,211	4,500	1,052	11,069
Financial liabilities held for trading	6	19	62	233	51	371	6	22	51	522	41	642
Liabilities for capitalization plans	3,032	-	-	-	-	3,032	2,892	-	-	-	-	2,892
Difference asset/ liability (2)	28,677	101,100	44,568	(7,179)	51,454	218,621	14,793	112,452	19,267	35,759	20,540	202,811
Cumulative difference	28,677	129,777	174,345	167,166	218,621		14,793	127,245	146,512	182,271	202,811
Ratio of cumulative difference to total interest-bearing assets	3.1%	14.2%	19.1%	18.3%	23.9%		1.7%	14.8%	17.0%	21.1%	23.5%

(1)	Remaining contractual terms.
(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Financial statements 2013	F-174

Position of accounts subject to currency risk

	12/31/2013
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	7,672	194	409	2,560	10,835
Central Bank compulsory deposits	-	-	365	3,723	4,088
Interbank deposits	17,612	-	1,073	1,411	20,096
Securities purchased under agreements to resell	880	-	19	-	899
Financial assets held for trading	7,099	-	13	405	7,517
Financial assets designated at fair value through profit or loss	371	-	-	-	371
Derivatives	4,511	-	443	12	4,966
Available-for-sale financial assets	46,830	-	3,308	1,280	51,418
Held-to-maturity financial assets	6,723	-	-	-	6,723
Loan operations and lease operations portfolio, net	67,557	1,776	23,657	18,600	111,590
Total assets	159,255	1,970	29,287	27,991	218,503

	12/31/2013
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	48,516	16	18,439	17,952	84,923
Securities sold under repurchase agreements	15,324	-	248	19	15,591
Financial liabilities held for trading	569	-	-	-	569
Derivatives	3,027	-	424	87	3,538
Interbank market debt	48,694	71	2,945	978	52,688
Institutional market debt	59,155	-	3,141	333	62,629
Total liabilities	175,285	87	25,197	19,369	219,938
Net position	(16,030)	1,883	4,090	8,622	(1,435)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Financial statements 2013	F-175

Position of accounts subject to currency risk

	12/31/2012
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	5,681	388	379	2,262	8,710
Central Bank compulsory deposits	-	-	323	2,206	2,529
Interbank deposits	11,160	1,209	989	1,214	14,572
Securities purchased under agreements to resell	463	-	21	18	502
Financial assets held for trading	4,909	646	114	148	5,817
Financial assets designated at fair value through profit or loss	-	216	-	-	216
Derivatives	3,100	588	283	11	3,982
Available-for-sale financial assets	50,828	354	2,409	1,064	54,655
Held-to-maturity financial assets	546	-	-	-	546
Loan operations and lease operations portfolio, net	44,417	4,950	17,883	14,481	81,731
Total assets	121,104	8,351	22,401	21,404	173,260

	12/31/2012
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	32,602	1,917	14,233	13,044	61,796
Securities sold under securities repurchase agreements	17,156	-	606	16	17,778
Financial liabilities held for trading	-	720	-	-	720
Derivatives	2,755	493	200	5	3,453
Interbank market debt	27,430	150	1,998	395	29,973
Institutional market debt	52,421	3,065	2,262	149	57,897
Total assets	132,364	6,345	19,299	13,609	171,617
Net position	(11,260)	2,006	3,102	7,795	1,643

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts – which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

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

Financial statements 2013	F-176

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report – Liquidity Risk.

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

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,393 of June 3, 2008, the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 501.1 billion (R$ 481.1 billion at 12/31/2012), particularly funding from time deposits. A considerable portion of these funds – 33.7% of total, or R$ 169.1 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits – is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Financial statements 2013	F-177

	12/31/2013			12/31/2012
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	163,086	274,383		133,377	243,199
Demand deposits	42,892	42,892	8.6	34,916	34,916	7.3
Savings deposits	106,166	106,166	21.2	83,451	83,451	17.3
Time deposits	12,260	117,131	23.4	12,368	117,232	24.4
Other	1,768	8,194	1.6	2,642	7,600	1.6
Funds from acceptances and issuance of securities (1)	2,916	46,256	9.2	3,863	55,108	11.5
Funds from own issue (2)	2,977	123,922	24.7	3,394	127,652	26.5
Subordinated debt	146	56,564	11.3	797	55,179	11.5
Total	169,125	501,125		141,431	481,138

(1)	Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2)	Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the first quarter of 2013, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 91,1 billion and accounted for 53,9% of the short-term redeemable obligations, 18,2% of total funding, and 12,7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	12/31/2013	12/31/2012
Liquidity indicators	%	%
Net assets (1)/funds within 30 days (2)	53.9	85.4
Net assets (1)/total funds (3)	18.2	25.1
Net assets (1)/total assets (4)	12.7	17.7

(1)	Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities – available. Detailed in the table Undiscounted future flows – Financial assets
(2)	Table Funding from clients (Total Funding from clients 0-30 days)
(3)	Table funding from clients (Total funding from clients)
(4)	Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 716,925 (R$ 682,867 at 12/31/2012).

Financial statements 2013	F-178

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2013					12/31/2012
Financial assets (1)	0-30 days	31-365 days	365-720 days	Over 720 days	Total	0-30 days	31-365 days	365-720 days	Over 720 days	Total
Cash and deposits on demand	16,576	-	-	-	16,576	13,967	-	-	-	13,967
Interbank investments	110,510	45,993	614	145	157,262	109,340	61,934	320	159	171,753
Securities purchased under agreements to resell – Funded position (2)	23,979	-	-	-	23,979	22,895	-	-	1	22,896
Securities purchased under agreements to resell – Financed position	67,190	37,921	-	10	105,121	71,124	53,678	-	-	124,802
Interbank deposits	19,341	8,072	614	135	28,162	15,321	8,256	320	158	24,055

Securities	58,892	30,197	16,773	83,168	189,030	102,046	7,293	9,261	78,689	197,289
Government securities – available	50,573	-	-	-	50,573	83,980	-	-	-	83,980
Government securities – subject to repurchase commitments	4,327	17,741	8,805	52,301	83,174	13,581	2,208	1,024	37,165	53,978
Private securities – available	3,992	12,089	7,017	29,696	52,794	4,482	4,229	7,968	37,201	53,880
Private securities – subject to repurchase commitments	-	367	951	1,171	2,489	3	856	269	4,323	5,451
Derivative financial instruments	2,933	3,781	1,410	2,929	11,053	1,943	4,005	1,756	2,927	10,631
Net position	2,933	3,781	1,410	2,929	11,053	1,943	4,005	1,756	2,927	10,631
Swaps	396	745	865	2,436	4,442	275	905	568	1,938	3,686
Option	423	977	187	130	1,717	936	554	358	58	1,906
Forward operations (onshore)	2,018	1,048	184	65	3,315	547	1,756	718	509	3,530
Other derivative financial instruments	96	1,011	174	298	1,579	185	790	112	422	1,509
Loan and lease operations portfolio (3)	56,041	160,287	92,762	135,469	444,559	48,460	153,079	82,459	116,066	400,064
Total financial assets	244,952	240,258	111,559	221,711	818,480	275,756	226,311	93,796	197,841	793,704

(1)	The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 77,010 (R$ 63,701 at 12/31/2012), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.
(2)	Net of R$ 3,333 (R$ 9,106 at 12/31/2012) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.
(3)	Net of payment to merchants of R$ 34,142 (R$ 27,382 at 12/31/2012).

Financial statements 2013	F-179

Undiscounted future flows except for derivatives	12/31/2013					12/31/2012
Financial liabilities	0-30 days	31-365 days	365-720 days	Over 720 days	Total	0-30 days	31-365 days	365-720 days	Over 720 days	Total
Deposits	163,436	46,756	12,005	86,269	308,466	133,310	42,494	15,290	74,632	265,726
Demand deposits	42,892	-	-	-	42,892	34,916	-	-	-	34,916
Savings deposits	106,166	-	-	-	106,166	83,451	-	-	-	83,451
Time deposit	12,609	40,590	11,833	85,968	151,000	12,261	37,620	15,150	74,402	139,433
Interbank deposits	1,769	6,166	172	301	8,408	2,682	4,874	140	230	7,926
Compulsory deposits	(42,600)	(12,537)	(3,321)	(18,552)	(77,010)	(35,238)	(9,761)	(3,744)	(14,959)	(63,702)
Demand deposits	(8,821)	-	-	-	(8,821)	(8,590)	-	-	-	(8,590)
Savings deposits	(29,805)	-	-	-	(29,805)	(23,582)	-	-	-	(23,582)
Time deposit	(3,974)	(12,537)	(3,321)	(18,552)	(38,384)	(3,066)	(9,761)	(3,744)	(14,959)	(31,530)
Securities sold under repurchase agreements (1)	132,394	33,508	43,464	118,067	327,432	134,028	35,529	54,086	85,195	308,838
Funds from acceptances and issuance of securities (2)	3,176	20,511	14,363	12,598	50,648	3,793	29,349	11,049	15,526	59,717
Borrowings and onlending (3)	5,127	34,659	12,696	28,647	81,129	2,938	27,596	11,277	24,083	65,894
Subordinated debt (4)	214	8,752	5,146	63,917	78,029	831	4,352	7,726	61,698	74,607
Derivative financial instruments	2,421	2,972	1,607	4,092	11,092	1,724	2,827	2,154	3,398	10,103
Gross position	-	15	-	-	15	-	40	-	-	40
Cross Currency Swap Deliverable – Asset position	-	(313)	-	-	(313)	-	(966)	-	-	(966)
Cross Currency Swap Deliverable – Liability position	-	329	-	-	329	-	1,006	-	-	1,006
Net position	2,421	2,956	1,607	4,092	11,076	1,724	2,787	2,154	3,398	10,063
Swaps	361	1,085	1,076	3,589	6,111	351	1,126	902	2,689	5,068
Option	406	1,058	316	141	1,921	1,145	572	508	56	2,281
Forward operations (onshore)	1,482	229	116	35	1,862	152	923	710	508	2,293
Other derivative financial instruments	172	584	99	327	1,182	76	166	34	145	421
Total financial liabilities	264,168	134,620	85,961	295,037	779,786	241,386	132,386	97,838	249,573	721,183

(1)	Includes own and third parties’ portfolios.
(2)	Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.
(3)	Recorded in funds from interbank markets.
(4)	Recorded in funds from institutional markets.

Financial statements 2013	F-180

	12/31/2013					12/31/2012
Off balance sheet	0-30 days	31-365 days	365-720 days	Over 720 days	Total	0-30 days	31-365 days	365-720 days	Over 720 days	Total
Endorsements and sureties	1,257	14,886	4,620	50,399	71,162	1,526	13,271	3,078	42,435	60,310
Commitments to be released	75,838	37,153	36,749	62,719	212,459	94,197	25,452	15,675	79,236	214,560
Letters of credit to be released	11,431	-	-	-	11,431	14,605	-	-	-	14,605
Contractual commitments – Fixed assets and Intangible (Note 15 and 16)	-	875	576	521	1,972	-	-	-	-	-
Total	88,526	52,914	41,945	113,639	297,024	110,328	38,723	18,753	121,671	289,475

Financial statements 2013	F-181

NOTE 37 – SUPPLEMENTARY INFORMATION

Provisional Measure No. 627: on November 11, 2013, the Provisional Measure No. 627 (MP 627/13) was published to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Said MP 627/13 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Considering that said MP 627 has a significant number of proposed amendments and that the Brazilian Federal Revenue Service should, in compliance with the same MP, regulate a number of matters, it is possible that certain provisions are amended and/or clarified. However, based on the wording in force, we estimate that said MP 627/13 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

NOTE 38 – SUBSEQUENT EVENT

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions for the union of operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be consummated by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issue of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders’ meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that said operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The consummation of said operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Financial statements 2013	F-182

Property, plant and equipment

We own our principal executive offices located in São Paulo, Brazil, and a number of other administrative buildings. Our offices and the main activities conducted in each of them are:

•	Centro Empresarial Itaú Unibanco, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial department, back offices and main administrative departments, total area 139,547 square meters;
•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center, total area 39,787 square meters;
•	Centro Tecnológico, located at Avenida do Estado, 5,533, São Paulo – data processing center, total area 70,255 square meters;
•	Our leased office, located at Avenida Brigadeiro Faria Lima, 3,400, 3rd through 12th floor, São Paulo, total area 15,301 square meters; at Avenida Nações Unidas, 7,815, Tower I – 3rd through 13th floor, Tower II – 5th floor, São Paulo, total area 16,799 square meters; and at Avenida Brigadeiro Faria Lima, 3,311, 1st through 3rd floor, 13th and 14th floors, total area 3,357 square meters – wholesale and investment bank activities;
•	Centro Administrativo Raposo, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative center and data processing center, total area 34,436 square meters;
•	Centro Administrativo Pinheiros, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center, total area 21,163 square meters;
•	Centro Administrativo Patriarca, located at Praça do Patriarca, 30/Rua Direita, 250 – São Paulo – administrative center, total area 14,698 square meters;
•	Centro Administrativo Brigadeiro, located at Av. Brigadeiro Luiz Antonio, 1,807, 1,813, 1,827, 1,853 – São Paulo administrative center, total area 21,350 square meters;
•	Centro Administrativo ITM, located at Av. Engenheiro Roberto Zuccollo, 555 – São Paulo – administrative center, total area 39,979 square meters.

Annual Report 2013	A-334

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2013 (which are in the process of being renewed under similar terms) to the fourth quarter of 2032. As of December 31, 2013, we owned approximately 13% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 87%.

In addition, on January 27, 2012, we announced the construction of a new technology center in the state of São Paulo.

Information on trends

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	The Brazilian economic environment (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, macroeconomic risks for further details);
•	Legal and regulatory developments (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, Legal and regulatory risks for further details);
•	The effects of any ongoing international financial turmoil, including on the liquidity and capital required (please refer to section Context, item Macroeconomic context, Global context and section Our risk management, item Risk factors, Macroeconomic risks for further details);
•	The inflation effects on the result of our operations (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, Macroeconomic risks, Inflation and fluctuations in interest rates may have a material adverse effect on us for further details);

• The effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please refer to section Performance, item Financial performance, Results, Our risk management, item Risk factors, Macroeconomic risks, for further details);

•	Any acquisitions we may make in the future (please refer to Our risk management, item Risk factors. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us).

As part of our strategy, we continue to review growth opportunities, both in Brazil and abroad. Additionally, please refer to section Our risk management, item Risk factors for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

Annual Report 2013	A-335

Capital expenditures

On January 27, 2012, we announced the construction of a new technology center that constituted a total investment of approximately R$984.0 million for the first phase of the project (building). In September 2012, we announced an investment of R$10.4 billion in technology, innovation and services. In November 2013, we announced an additional investment of R$687.0 million, amounting to a total investment of R$11.1 billion in technology, innovation and services to be made in the period from 2012 to 2015, of which:

•	R$2.7 billion is expected to be used for data processing systems;
•	R$0.8 billion is expected to be used for the acquisition of software;
•	R$4.6 billion is expected to be used for system development; and
•	R$3.0 billion is expected to be used for our data center in the state of São Paulo.

Our new data center under construction in the state of São Paulo, will include state-of-the- art features that are designed to improve flexibility and security. Construction work started in February 2012 and is progressing as planned, with 95% of the building concluded, and is expected to be completed in the first quarter of 2014. The setup and migration of our technology systems are expected to occur in the fourth quarter of 2014, for completion by July 2016. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of our operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, efficiency and client satisfaction.

Our new technology center is being funded with internal resources. Of R$11.1 billion in investments for the period from 2012 to 2015, 49% have been spent from 2012 until December 31, 2013.

Please refer to section Performance, item Investments, for a discussion of our capital expenditures for the last three fiscal years.

Annual Report 2013	A-336

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

Please refer to section Our risk management, item Risk factors, Macroeconomic risks, item “Instability of foreign exchange rates may negatively affect us,” for further details.

As of February 20, 2014, the U.S. dollar-real exchange rate (PTAX) was R$2.3799 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average[1]	Year-End
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1605	2.3426
2014 (through March 31, 2014)	2.2603	2.4397	2.3652	2.2630

Source: Economática System.

1.	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average[1]	End
September 2013	2.2031	2.3897	2.2705	2.2300
October 2013	2.1611	2.2123	2.1886	2.2026
November 2013	2.2426	2.3362	2.2954	2.3249
December 2013	2.3102	2.3817	2.3455	2.3426
January 2014	2.3335	2.4397	2.3822	2.4263
February 2014	2.3334	2.4238	2.3837	2.3334
March 2014 (through March 31, 2014)	2.2603	2.3649	2.3261	2.2630

Source: Economática System.

1.	Represents the average of the closing exchange rates of each day the relevant period.

Annual Report 2013	A-337

Taxation for the ADS holders

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

Brazilian tax considerations	The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition by holders of our preferred shares (who are registered with the Central Bank as U.S. dollar investors) or of ADSs, both not domiciled in Brazil for purposes of Brazilian taxation.

Non-resident holders’ resident or domiciled in tax havens
In accordance with Brazilian law, as regulated by Article 1 of Normative Instruction No. 1,037 of June 4, 2010, as amended, a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 20% or below or (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax havens has been published per such Normative Instruction. Non-resident holders resident or domiciled in tax havens may be subject to tax in Brazil at higher rates than non-resident holders not resident or domiciled in tax havens, as described below.

Annual Report 2013	A-338

Registration of our preferred shares
Our preferred shares may be registered with the Brazilian Central Bank pursuant to CMN Resolution No. 2,689/00. CMN Resolution No. 2,689/00 allows foreign investors to invest in almost all financial assets and to enter into almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled, such as appointing a representative in Brazil and registering with the Securities and Exchange Commission (CVM). The amount eligible for registration with respect to our preferred shares purchased in Brazil and deposited with the depositary shall be equal to the purchase price of such preferred shares (in U.S. dollars). According to CMN Resolution No. 2,689/00, foreign investors include individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside Brazil. See “Item 10D. Exchange Controls” for more information.

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

Taxation of interest on net equity
Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make payments of interest on net equity instead of dividend distributions Please refer to section Our risk management, item Regulatory environment, taxation for further information. A payment of interest on net equity is subject to withholding income tax at the rate of 15%, or 25% in the case of a non-resident holder that is resident or domiciled in a tax haven.

Annual Report 2013	A-339

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

(b) Conversion of our preferred shares into ADSs
The deposit by a non-resident holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such non-resident holder is resident or domiciled in a tax haven or if such preferred shares were not registered with the Brazilian Central Bank according to CMN Resolution No. 2,689/00. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered with the Brazilian Central Bank and the average price of such preferred shares, according to CMN Resolution No. 1,927/93, may be considered taxable capital gain, and may be subject to income tax at a general rate of 15%.

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

Annual Report 2013	A-340

(c) Sales or other dispositions of our preferred shares
Non-resident holders not resident or domiciled in tax havens that register their portfolio according to CMN Resolution No. 2,689/00 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to CMN Resolution No. 2,689/00 or made outside of Brazilian stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to non-resident holders resident or domiciled in tax havens, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally 15%. If such non-resident holders sell shares outside of the financial markets, the income taxation rate will instead be 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation. The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the non-resident holder and the market in which such rights are sold. If the non-resident holder is not resident or domiciled in a tax haven, the sale of preemptive rights is exempt from tax if made within the Brazilian stock exchange markets or is subject to 15% income tax if made outside such stock exchange markets. If the non-resident holder is resident or domiciled in a tax haven, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights are sold outside such markets.

Tax on financial transactions

IOF/Exchange (IOF/FX)
Pursuant to Decree No. 6,306/07, and further amendments, IOF/FX may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF/FX rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

The rate of IOF/FX imposed on foreign exchange transactions carried out by a non-resident holder for the purpose of investing in the financial and capital markets may vary from time to time as defined by the Brazilian government and the rates may be different based on the type of investment. The inflow of proceeds into Brazil for the acquisition of shares under CMN Resolution No. 2,689/00 is subject to 0% IOF/FX tax. IOF/FX rate is also 0% on the outflow of foreign investment and on the payment of interest on net equity and dividends.

Annual Report 2013	A-341

IOF/Securities
The acquisition of ADSs is not subject to IOF tax. As of December 24, 2013, pursuant to Decree No. 8,165, the IOF/Securities tax levied on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas was reduced to 0%.

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

U.S. federal income tax considerations	The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the United States, U.S. holders that hold our preferred shares or ADSs as part of a “straddle,”“hedging,”“conversion” or other integrated transaction, U.S. holders that mark their securities to market for U.S. federal income tax purposes, U.S. holders that have a functional currency other than the U.S. dollar, U.S. holders that own (or are deemed to own) 10% or more (by voting power) of our shares or U.S. holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

Annual Report 2013	A-342

This discussion is based on the Code, U.S. treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion also assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares or ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of such preferred shares or ADSs.

Investors are advised to consult their own tax advisors as to the U.S. federal, state and local tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs in light of their particular circumstances, as well as the effect of any state, local or non-U.S. tax laws.

Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Please see the discussion under “Passive foreign investment company considerations” below.

Treatment of ADSs
A U.S. holder of ADSs generally will be treated for U.S. federal income tax purposes as the owner of such U.S. holder’s proportionate interest in our preferred shares held by the depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of our preferred shares in exchange for ADSs generally will not result in the realization of gain or loss to such U.S. holder for U.S. federal income tax purposes.

Annual Report 2013	A-343

Distributions

A U.S. holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “– Brazilian tax considerations – Taxation of interest on net equity,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits generally will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs (which will be treated in the same manner described below under “Sale, exchange or other disposition of preferred shares or ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may need to include the entire amount of any such distribution in income as a dividend.

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

Annual Report 2013	A-344

Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of shares of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is readily tradable on an established securities market in the United States generally qualify for a 20% reduced maximum tax rate (and potentially additional tax discussed below under “Medicare tax”) so long as certain holding period and other requirements are met. Since the ADSs will be listed on the NYSE, unless we are treated as a PFIC with respect to a U.S. holder, dividends received by such a U.S. holder in respect of the ADSs should qualify for the reduced rate. Based on existing guidance, it is not entirely clear whether dividends received by such a U.S. holder of our preferred shares in respect of such shares will qualify for the reduced rate, because our preferred shares are not themselves listed on a United States exchange. Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Sale, exchange or other disposition of preferred shares or ADSs

Upon a sale, exchange or other disposition of our preferred shares or ADSs, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized on such sale, exchange or other disposition and such U.S. holder’s adjusted tax basis in such preferred shares or ADSs. Any gain or loss so recognized generally will be long-term capital gain or loss if such U.S. holder has held such preferred shares or ADSs for more than one year at the time of such sale, exchange or other disposition. Certain non-corporate U.S. holders are entitled to preferential treatment for net long-term capital gains. The ability of a U.S. holder to offset capital losses against ordinary income is limited.

Annual Report 2013	A-345

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

Foreign tax credit considerations
Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “– Brazilian tax considerations – Taxation of interest on net equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. holder. Thus, such U.S. holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States. A U.S. holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are very complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.

Annual Report 2013	A-346

Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of certain subsidiaries, either: at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

Annual Report 2013	A-347

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

A U.S. holder of shares in a PFIC (but possibly not a Subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC shares are “marketable stock” as defined under applicable Treasury regulations (i.e., “regularly traded” on a “qualified exchange or other market”). Under applicable Treasury regulations, a “qualified exchange or other market” includes (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission or the national market system established under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in applicable Treasury regulations. The ADSs are traded on the NYSE and the preferred shares are traded on the BM&FBovespa. The NYSE constitutes a qualified exchange or other market. Although the IRS has not addressed whether the BM&FBovespa meets the requirements to be treated as a qualified exchange or other market, we believe that the BM&FBovespa should be so treated.

Annual Report 2013	A-348

PFIC shares traded on a qualified exchange or other market are regularly traded on such exchange or other market for any calendar year during which such shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year.

The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election is available and a U.S. holder validly makes such an election as of the beginning of such U.S. holder’s holding period. If such an election were made, such U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of our preferred shares or ADSs as of the close of each taxable year and such U.S. holder’s adjusted tax basis in such preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. holder’s adjusted tax basis in such preferred shares or ADSs over the fair market value of such preferred shares or ADSs at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our preferred shares or ADSs in a taxable year in which we were a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A U.S. holder’s adjusted tax basis in such preferred shares or ADSs would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime. Even if a U.S. holder is eligible to make a mark-to-market election with respect to our preferred shares or ADSs, however, it is not clear whether or how such election would apply with respect to the shares of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC shares might not be marketable stock. The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. holder owns any equity interest in us while we are a PFIC.

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

Annual Report 2013	A-349

Medicare tax

In addition to regular U.S. federal income tax, certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to a preferred share or ADS and net gain from the sale, exchange or other disposition of a preferred share or ADS.

Backup withholding and information reporting

Backup withholding and information reporting requirements generally apply to certain U.S. holders with respect to payments made on or proceeds from the sale, exchange or other disposition of our preferred shares or ADSs. A U.S. holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing a properly executed IRS Form W-9. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished by the U.S. holder to the IRS.

Disclosure requirements for specified foreign financial assets

Individual U.S. holders (and certain U.S. entities specified in U.S. Treasury Department guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset”generally includes any financial account maintained with a non-U.S. financial institution and may also include our preferred shares or ADSs if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Disclosure requirements for certain U.S. holders recognizing significant losses

A U.S. holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or US$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be required to file Form 8886 for“reportable transactions.”U.S. holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

Annual Report 2013	A-350

Glossary

A
•	ABEL – Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies)
•	Aberje – Associação Brasileira de Comunicação Empresarial (Brazilian Association of Corporate Communication)
•	Abrasca – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (Brazilian Association of Stock and Financial Markets Entities)
•	ANS – Agência Nacional de Saúde (National Health Agency)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automatic Teller Machine

B

•	Banco Itaú Argentina – Banco Itaú Argentina S.A.
•	Banco Itau BBA International – Itau BBA International S.A.
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A.
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A.
•	BCBA – Buenos Aires Stock Exchange
•	BCBS – Basel Committee on Banking Supervision
•	BIS – Bank for International Settlements
•	BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (Securities, Commodities and Futures Exchange)
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – Encompasses the institutions, systems and procedures related to the transfer of funds and other financial assets, among the various participants of the Brazilian financial market, including the processing, clearing and settlement of payments in any form.

C

•	Cade – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Capital and Risk Management Committee
•	Cia E. Johnston – Companhia E. Johnstion de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Corporate Site Branch
•	CSAGRO – Superior Audit and Operational Risk Management Committee
•	CSC – Superior Credit Committee
•	CSEXT – Superior Foreign Units Committee
•	CSLL – Contribuição Social sobre o Lucro Líquido (Social Contribution on Profits)
•	CSNIR – Superior Institutional Risk Policies Committee
•	CSP – Superior Product Committee
•	CSRisc – Superior Risk Policy Committee
•	CSTI – Superior Institutional Treasury Committee
•	CSTIL – Superior InstitutionalTreasury and Liquidity Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Comission)

D

•	DJSI – Dow Jones Sustainability Index

Annual Report 2013	A-351

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

I

•	IASB – International Accounting Standards Board
•	IBEF – Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Financial Executives)
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IOF – Imposto sobre Operações Financeiras (Tax on Financial Transactions)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISSQN – Imposto sobre Serviços de Qualquer Natureza (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itaucard – Banco Itaucard S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

L
•	LCR – Liquidity Coverage Ratio

N
•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P
•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Contribuição para o Programa de Integração Social (Contribution on Social Integration Program)
•	PIS – Programa de Integração Social (Contribution on Social Integration Program)

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
•	RMCCI – Regulamento de Mercado de Câmbio e Capitais Internacionais (Regulation of Exchange and Capital Markets)

S
•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e de Custódia (Special Clearing and Settlement System)
•	SISBACEN – Sistema do Banco Central do Brasil (the Brazilian Central Bank System): a database that collects information provided by financial institutions to the Central Bank
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	Superior Committees: Superior Risk Policies Committee (CSRisc), Superior Credit Committee (CSC), Superior Institutional Treasury Committee (CSTI), Superior Institutional Treasury and Liquidity Committee (CSTIL), Superior Tax Committee (CST1), Superior Audit and Operational Risk Management Committee (CSAGRO), Superior Accounting Policies Committee (CSPC1), Superior Ethics Committee (CSE1), Superior Product Committee (CSP), Superior Foreign Units Committee (CSEXT), Superior Remuneration Committee[1], Superior Institutional Risk Policies Committee (CSNIR), Disclosure and Trading Committee (CDN1)
1. Not related to risk.
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T
•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U
•	Unibanco – União de Bancos Brasileiros S.A.

V
•	VaR – Value at Risk

Annual Report 2013	A-352

Attachments

Itaú
Financial Information
Announcements and Meetings
Corporate Governance
Itaú Unibanco
2013 Earnings Results
Itaú Unibanco Holding S.A.
February, 04
Conference call
Click here
Itaú
Latest Updates
Archives Featured
Shares
hp
Itaú

New Investor Relations Website

Selected statistical information

The following information is included for analytical purposes and should be read in together with our section Performance, item Financial Performance, Significant Accounting Policies, Assets and Liabilities and Item Consolidated Financial Statements (IFRS).

The data included or referenced in this section are presented in accordance with IFRS, unless otherwise indicated.

Average balance sheet and interest rate data	The following table presents the average balances of our interest-earning assets and interest- bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.

We calculated the average balances using monthly book balances as we believe such balances are representative of our operations and it would be too costly to produce average balances using daily book balances in IFRS.

The majority of our business is composed of retail banking operations, which have grown organically and without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset for the periods indicated in the table below.

Annual Report 2013	A-354

	(in millions of R$, except percentages)
	2013			2012			2011
	Average		Average Yield/	Average		Average Yield/	Average		Average Yield/
Assets	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)
Interest-Earning Assets[1]	882,472	94,127	10.7	784,686	96,364	12.3	721,686	97,352	13.5
Interbank Deposits	19,880	583	2.9	24,873	1,042	4.2	17,015	890	5.2
Securities Purchased under Agreements to Resell	162,865	12,630	7.8	122,546	10,096	8.2	87,538	9,961	11.4
Central Bank Compulsory Deposits	62,492	4,314	6.9	70,416	5,334	7.6	88,926	9,182	10.3
Financial Assets Held for Trading	138,667	10,860	7.8	126,160	13,324	10.6	121,431	14,676	12.1
Available-for-Sale Financial Assets	86,571	5,067	5.9	62,527	3,771	6.0	43,036	2,888	6.7
Held-to-Maturity Financial Assets	4,473	486	10.9	3,094	471	15.2	3,101	360	11.6
Loan Operations and Lease Operations (Accrual)	362,330	59,546	16.4	335,127	61,139	18.2	302,125	58,492	19.4
Other Financial Assets	45,193	641	1.4	39,943	1,187	3.0	58,514	903	1.5
Non-Interest-Earning Assets	83,025			70,758			69,134
Cash and Deposits on Demand	13,806			12,814			14,205
Central Bank Compulsory Deposits	3,850			4,141			4,664
Derivatives	11,224			9,502			9,734
Non-Accrual Loans	19,216			20,055			17,528
Allowance for Loan and Lease Losses	(24,103)			(24,962)			(22,976)
Fixed Assets. Net	5,958			5,360			4,932
Investments In Unconsolidated Companies	3,233			3,032			2,268
Intangible Assets. Net	5,229			4,343			3,224
Other Assets	44,613			36,474			35,555
Total Assets	965,497			855,444			790,820

1. For the net yield on total average interest-earning assets, see Net Interest Margin and Spread.

Annual Report 2013	A-355

	(in millions of R$, except percentages)
	2013			2012			2011
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
Liabilities	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)
Interest-Bearing Liabilities	738,535	46,361	6.3	649,026	48,067	7.4	572,622	55,599	9.7
Interest-Bearing Deposits:	209,347	9,802	4.7	206,652	10,544	5.1	186,429	12,186	6.5
Savings Deposits	92,964	5,014	5.4	73,404	4,069	5.5	61,143	3,992	6.5
Interbank Deposits	7,446	300	4.0	8,661	286	3.3	2,376	169	7.1
Time Deposits	108,937	4,488	4.1	124,587	6,188	5.0	122,910	8,025	6.5
Securities Sold under Repurchase Agreements	256,025	16,865	6.6	204,358	17,539	8.6	194,949	22,133	11.4
Interbank Market Debt and Institutional Market Debt:	174,834	16,216	9.3	154,852	13,440	8.7	125,007	16,041	12.8
Interbank Market Debt	104,002	6,245	6.0	94,555	5,747	6.1	77,189	5,536	7.2
Institutional Market Debt	70,832	9,971	14.1	60,297	7,693	12.8	47,818	10,505	22.0
Reserves for Insurance and
Private Pension and Liabilities for	97,818	3,436	3.5	82,820	6,513	7.9	66,237	5,239	7.9
Capitalization Plans
Other Interest-Bearing Liabilities	511	42	8.2	344	30	8.9	-	-	0.0
Non-Interest Bearing Liabilities	148,215			130,293			150,813
Non-Interest Bearing Deposits	36,726			30,324			26,072
Derivatives	10,355			8,251			7,193
Other Non-Interest-Bearing Liabilities	101,134			91,718			117,547
Stockholders’ Equity	78,747			76,125			67,385
Total Liabilities and Stockholders’ Equity	965,497			855,444			790,820

Changes in interest income and expenses – volume and rate analysis	The following table sets forth the allocation of the changes in our interest income and expense in terms of average volume and changes in the average yields/rates. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest earning assets and interest-bearing liabilities from one period to the other.

Annual Report 2013	A-356

	(in millions of R$)
	Increase/(Decrease) Due to			Increase/(Decrease) Due to
	Changes in: 2013/2012			Changes in: 2012/2011
		Yield/	Net		Yield/	Net
	Volume[1]	Rate[2]	Change[3]	Volume[1]	Rate[2]	Change[3]

Interest-Earning Assets:	12,673	(1,491)	(2,237)	6,217	(7,204)	(987)
Interbank Deposits	(184)	(275)	(459)	267	(115)	152
Securities Purchased under Agreements to Resell	3,084	(550)	2,534	437	(301)	135
Central Bank Compulsory Deposits	(570)	(449)	(102)	(1,688)	(216)	(3,848)
Financial Assets Held for Trading	1,533	(3,997)	(2,464)	604	(1,956)	(1,352)
Available-for-Sale Financial Assets	1,404	(108)	1,296	1,137	(254)	883
Held-to-Maturity Financial Assets	41	(26)	15	(1)	112	111
Loan and Lease Operations (Accrual)	7,182	(8,775)	(1,593)	5,609	(2,961)	2,647
Other Financial Assets	183	(729)	(545)	(148)	433	284
Interest-Bearing Liabilities:	(4,577)	2,872	(1,706)	8,332	(15,863)	(7,532)
Interest-Bearing Deposits:	306	(1,047)	(741)	571	(2,213)	(1,642)
Saving Deposits	1,052	(107)	945	313	(236)	78
Interbank Deposits	(25)	39	14	147	(30)	117
Time Deposits	(721)	(979)	(17)	111	(1,948)	(1,837)
Securities Sold under Repurchase Agreements	(8,392)	7,717	(675)	1,133	(5,727)	(4,594)
Interbank Market Debt and Institutional Market Debt	1,998	778	2,776	5,293	(7,894)	(26)
Interbank Market Debt	566	(68)	498	656	(445)	211
Institutional Market Debt	1,431	846	2,277	4,637	(7,449)	(2,812)
Reserves for Insurance and Private Pension and Liabilities For Capitalization	1,497	(4,574)	(3,077)	1,304	(30)	1,274
Other Interest-Bearing Liabilities	13	(2)	11	31	-	31

1.	Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
2.	Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period.
3.	We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

Net interest margin and spread	The following table sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread.

Annual Report 2013	A-357

	(in millions of R$, except percentages)
	2013	2012	2011
Total Average Interest-Earning Assets	882,472	784,686	721,686
Total Average Interest-Bearing Liabilities	738,535	649,026	572,622
Net Interest Income[1]	47,766	48,297	41,753
Average Yield on Average Interest-Earning Assets[2] – %	10.7	12.3	13.5
Average Rate on Average Interest-Bearing Liabilities[3] – %	6.3	7.4	9.7
Net Interest Spread[4] – %	4.4	4.9	3.8
Net Interest Margin[5] – %	5.4	6.2	5.8

1.	Is the sum of total interest income less total interest expense.
2.	Total interest income, dividend income divided by total average interest-earning assets.
3.	Total interest expense divided by total average interest-bearing liabilities.
4.	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
5.	Net interest income divided by total average interest-earning assets.

Return on equity and assets	The following table sets forth certain data with respect to return on equity and assets.

	(in millions of R$, except percentages)
	2013	2012	2011
Net Income Attributable to Owners of the Parent Company	16,424	12,634	13,837
Average Total Assets	965,497	855,444	790,820
Average Stockholders' Equity	78,747	76,125	67,385
Net Income as a Percentage of Average Total Assets[1] – %	1.7	1.5	1.7
Net Income as a Percentage of Average Stockholder's Equity[1] – %	20.9	16.6	20.5
Average Stockholder's Equity as a Percentage of Average Total Assets – %	8.2	8.9	8.5
Dividend Payout Ratio per Share[2] – %	31.1	39.4	34.9

1.	Attributable to owners of the parent company.
2.	Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please refer to section Itaú Unibanco, item In Numbers – Selected Financial Data for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Annual Report 2013	A-358

PART I

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

PART II

ITEM 8	FINANCIAL INFORMATION

8B.	Significant Changes

We are not aware of any significant changes bearing on the financial condition since the date of the consolidated financial statements included in this annual report.

10C.	Material Contracts

None.

10H.	Documents on Display

We are subject to the informational requirements for foreign private issuers of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C.20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1- 800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access those materials, including this annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at http://www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request at our offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Conceição, 9th floor- São Paulo - SP - 04344-902 – Brazil.

Investors may request a hard copy of this annual report on Form 20-F, including our complete audited Financial Statements of the fiscal year ended December 31, 2013, free of charge, to our Investor Relations Department by e-mail, investor.relations@itau-unibanco.com.br, indicating their contact information and complete address.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (“CEO”), and our chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2013.

1

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur.

Management Report

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2013 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 1, 2014, on the effectiveness of our internal controls related to the financial statements as of December 31, 2013 is presented with our financial statements.

Please refer to Annex A—Performance—Consolidated Financial Statements (IFRS), page F-2, for further details about our independent auditor’s report.

ITEM 16	[RESERVED]

16F.	Change in Registrant’s Certifying Accountant

No matters to report.

2

PART III

ITEM 17	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18	FINANCIAL STATEMENTS

The financial statements, together with the report of the independent registered public accounting firm, are part of this annual report:

Consolidated Financial Statements

3

ITEM 19	EXHIBITS

Exhibit

Number	Description

1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation).	(1)
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.	(2)
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho Bracher, Antonio Beltran Martinez and Banco Itaú S.A.	(3)
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa — Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation).	(4)
6	See note 2.4(x) to our consolidated financial statements explaining how earnings per share information was calculated under IFRS.	*
8.1	List of subsidiaries.	*
11.1	Code of Ethics (unofficial English translation)	(1)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.	*
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

(1)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on April 29, 2013.

(2)	Incorporated herein by reference to our annual report on F-6 filed with the Commission on February 20, 2009.

(3)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on June 30, 2003.

(4)	Incorporated herein by reference to our annual report on Form 20-F filed with the Commission on May 17, 2010.

*	Filed herewith.

4

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

Dated: April 1, 2014

5